Form 10-K, Exhibit 13
period 1993-12-31
FIRST TENNESSEE NATIONAL CORP
filed 1994-03-08
CIK 36966

                                                                     EXHIBIT 13


 CONSOLIDATED                                                  First Tennessee
 STATEMENTS OF                                                 National
 CONDITION                                                     Corporation


 --------------------------------------------------------------------------------------------------------
                                                                                         December 31
 (Dollars in thousands)                                                              1993         1992
 -------------------------------------------------------------------------------------------------------
 ASSETS:
 Cash and due from banks                                                        $   602,416  $   496,526
 Federal funds sold and securities purchased under agreements to resell             137,663      284,299
 -------------------------------------------------------------------------------------------------------
                Total cash and cash equivalents                                     740,079      780,825
 -------------------------------------------------------------------------------------------------------
 Investment in bank time deposits                                                     7,537        2,062
 Trading account securities                                                         178,663      188,607
 Mortgage warehouse loans held for sale                                             719,500       87,590
 Securities held for sale                                                            53,035      119,162
 Investment securities:
   Mortgage-backed securities and collateralized mortgage obligations             1,634,873    2,330,943
   U.S. Treasury and other U.S. government agencies                                 338,447      341,799
   States and municipalities                                                         56,430       88,276
   Other                                                                             86,951      150,925
 -------------------------------------------------------------------------------------------------------
                Total investment securities (market value of $2,156,243 in 1993
                  and $2,971,053  in 1992)                                        2,116,701    2,911,943
 -------------------------------------------------------------------------------------------------------
 Loans:
   Commercial:
     Taxable                                                                      2,441,217    2,093,352
     Tax-exempt                                                                      77,763      106,613
 -------------------------------------------------------------------------------------------------------
                Total commercial loans                                            2,518,980    2,199,965
   Consumer                                                                       1,735,579    1,265,993
   Credit card receivables                                                          428,074      412,207
   Real estate construction                                                          75,844       48,598
   Permanent mortgage                                                               495,855      586,597
   Nonaccrual                                                                        24,805       28,712
 -------------------------------------------------------------------------------------------------------
                Total gross loans                                                 5,279,137    4,542,072
   Less: Unearned income                                                             11,069       19,644
         Allowance for loan losses                                                  103,734       96,795
 -------------------------------------------------------------------------------------------------------
                Total net loans                                                   5,164,334    4,425,633
 -------------------------------------------------------------------------------------------------------
 Premises and equipment, net                                                        125,729      106,885
 Real estate acquired by foreclosure                                                 31,609       23,559
 Customers' acceptances                                                               4,871        4,397
 Intangible assets                                                                  131,230       59,291
 Bond division receivables and other assets                                         335,560      215,820
 -------------------------------------------------------------------------------------------------------
                TOTAL ASSETS                                                    $ 9,608,848  $ 8,925,774
 =======================================================================================================
 LIABILITIES AND SHAREHOLDERS' EQUITY:
 Deposits:
   Demand                                                                       $ 1,888,333  $ 1,467,839
   Checking/Interest                                                                520,005      508,150
   Savings                                                                          494,969      509,083
   Money market account                                                           1,656,211    1,594,820
   Certificates of deposit under $100,000 and other time                          2,206,232    2,385,748
   Certificates of deposit $100,000 and more                                        381,001      451,122
 -------------------------------------------------------------------------------------------------------
                Total deposits                                                    7,146,751    6,916,762
 Federal funds purchased and securities sold under
   agreements to repurchase                                                       1,009,473      753,409
 Commercial paper and other short-term borrowings                                   320,575      256,874
 Acceptances outstanding                                                              4,871        4,397
 Bond division payables and other liabilities                                       358,231      269,947
 Long-term debt                                                                      89,962      126,872
 -------------------------------------------------------------------------------------------------------
                Total liabilities                                                 8,929,863    8,328,261
 -------------------------------------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY:
   Preferred stock - no par value (5,000,000 shares
     authorized, but unissued)                                                           --           --
   Common stock - $2.50 par value (shares authorized - 50,000,000;
     shares issued - 28,325,565 at December 31, 1993, and
     28,122,606  at December 31, 1992)                                               70,814       70,307
   Capital surplus                                                                   86,429       84,309
   Undivided profits                                                                524,117      444,333
   Less deferred compensation on restricted stock incentive plan                      2,375        1,436
 -------------------------------------------------------------------------------------------------------
                Total shareholders' equity                                          678,985      597,513
 -------------------------------------------------------------------------------------------------------
                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 9,608,848  $ 8,925,774
 =======================================================================================================

 See accompanying notes to consolidated financial statements.

 CONSOLIDATED                                                  First Tennessee
 STATEMENTS OF                                                 National
 INCOME                                                        Corporation


 -----------------------------------------------------------------------------------------------------
                                                                        Year Ended December 31
 (Dollars in thousands except per share data)                       1993          1992          1991
 -----------------------------------------------------------------------------------------------------
 INTEREST INCOME:
 Interest and fees on loans                                   $    402,649  $    395,710  $    437,156
 Interest on investment and held for sale securities:
   Taxable                                                         165,484       177,203       141,394
   Tax-exempt                                                        5,318         7,191         9,775
 Interest on trading account securities                              9,304        10,285         9,563
 Interest on other earning assets                                    3,712         8,848        42,708
 -----------------------------------------------------------------------------------------------------
           Total interest income                                   586,467       599,237       640,596
 -----------------------------------------------------------------------------------------------------
 INTEREST EXPENSE:
 Interest on deposits:
   Checking/Interest                                                 9,648        11,609        14,331
   Savings                                                          13,567        16,334        19,348
   Money market account                                             41,318        49,805        68,283
   Certificates of deposit under $100,000 and other time           111,326       139,096       178,897
   Certificates of deposit $100,000 and more                        14,171        17,909        29,436
 Interest on short-term borrowings                                  40,657        30,789        39,897
 Interest on long-term debt                                          9,226        10,761        11,611
 -----------------------------------------------------------------------------------------------------
           Total interest expense                                  239,913       276,303       361,803
 -----------------------------------------------------------------------------------------------------
 NET INTEREST INCOME                                               346,554       322,934       278,793
 Provision for loan losses                                          34,540        43,171        53,943
 -----------------------------------------------------------------------------------------------------
 NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES               312,014       279,763       224,850
 -----------------------------------------------------------------------------------------------------
 NONINTEREST INCOME:
 Bond division                                                      91,525        80,275        68,628
 Service charges on deposit accounts                                56,199        51,679        44,060
 Mortgage banking                                                   28,233        10,502         8,246
 Bank card                                                          26,417        24,177        22,322
 Trust services                                                     22,264        20,103        17,949
 Equity securities gains (losses)                                     (479)          342          (713)
 Investment and held for sale securities gains (losses)              1,204        (2,020)         (140)
 Other                                                              45,126        39,951        30,848
 -----------------------------------------------------------------------------------------------------
           Total noninterest income                                270,489       225,009       191,200
 -----------------------------------------------------------------------------------------------------
 ADJUSTED GROSS INCOME AFTER PROVISION FOR LOAN LOSSES             582,503       504,772       416,050
 -----------------------------------------------------------------------------------------------------
 NONINTEREST EXPENSE:
 Employee compensation, incentives, and benefits                   219,560       187,569       161,923
 Operations services                                                26,289        23,585        21,752
 Occupancy                                                          21,998        20,705        19,704
 Communications and courier                                         19,063        16,977        15,872
 Equipment rentals, depreciation, and maintenance                   17,645        16,157        12,757
 Deposit insurance premium                                          15,465        15,194        12,769
 Amortization of intangible assets                                  10,339        12,148         8,910
 Other                                                              68,027        68,141        62,299
 -----------------------------------------------------------------------------------------------------
           Total noninterest expense                               398,386       360,476       315,986
 -----------------------------------------------------------------------------------------------------
 INCOME BEFORE INCOME TAXES                                        184,117       144,296       100,064
 Applicable income taxes                                            63,452        55,131        27,042
 -----------------------------------------------------------------------------------------------------
 NET INCOME                                                   $    120,665  $     89,165  $     73,022
 =====================================================================================================
 NET INCOME PER COMMON SHARE                                  $       4.26  $       3.19  $       2.63
 =====================================================================================================
 WEIGHTED AVERAGE SHARES OUTSTANDING                            28,325,005    27,971,865    27,761,007
 =====================================================================================================

 See accompanying notes to consolidated financial statements.

 CONSOLIDATED                                                 First Tennessee
 STATEMENTS OF                                                National
 SHAREHOLDERS' EQUITY                                         Corporation

 ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Deferred
                                                     Common                    Common     Capital       Undivided       Compen-
 (Dollars in thousands)                              Shares        Total       Stock      Surplus        Profits        sation
 ---------------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1990                         19,890,879  $  497,042   $  49,727   $   99,845    $   349,534    $   (2,064)
 Net income                                                 --      73,022          --           --         73,022            --
 Cash dividends declared                                    --     (32,194)         --           --        (32,194)           --
 Common stock issued:
    For exercise of stock options                      149,334       2,729         373        2,356             --            --
    Restricted: employee benefit plans                  30,000          --          75          891             --          (966)
 Common stock repurchased                             (215,200)     (4,227)       (538)      (3,689)            --            --
 Change in valuation allowance for
   equity securities                                        --       1,246          --           --          1,246            --
 Amortization of deferred compensation
   on restricted stock incentive plan                       --         844          --           --             --           844
 ---------------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1991                         19,855,013     538,462      49,637       99,403        391,608        (2,186)
 Net income                                                 --      89,165          --           --         89,165            --
 Cash dividends declared                                    --     (36,440)         --           --        (36,440)           --
 Common stock issued:
    Three-for-two stock split                        7,960,571         (27)     19,902      (19,929)            --            --
    For exercise of stock options                      329,436       5,386         824        4,562             --            --
    Under employee benefit plans                         1,086          50           3           47             --            --
    Restricted: incentive to non-employee
      directors                                         10,000          --          25          490             --          (515)
 Tax benefit from exercise
    of employee stock options                               --         740          --          740             --            --
 Common stock repurchased                              (33,500)     (1,138)        (84)      (1,054)            --            --
 Stock options issued to non-employee
   advisory board members in lieu of fees                   --          50          --           50             --            --
 Amortization of deferred compensation
   on restricted stock incentive plan                       --       1,265          --           --             --         1,265
 ---------------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1992, AS ORIGINALLY REPORTED 28,122,606     597,513      70,307       84,309        444,333        (1,436)
 Adjustments for pooling of interests                  148,895       2,605         372          772          1,461            --
 ---------------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1992, RESTATED               28,271,501     600,118      70,679       85,081        445,794        (1,436)
 Net income                                                 --     120,665          --           --        120,665            --
 Cash dividends declared                                    --     (42,342)         --           --        (42,342)           --
 Common stock issued:
    For exercise of stock options                      113,473       2,061         283        1,778             --            --
    Restricted: employee benefit plans                  59,641          --         149        2,132             --        (2,281)
                incentive to non-employee directors      1,500          --           4           51             --           (55)
 Tax benefit from exercise
    of employee stock options                               --         884          --          884             --            --
 Tax benefit from restricted
    stock incentives                                        --         586          --          586             --            --
 Common stock repurchased                             (120,550)     (4,797)       (301)      (4,496)            --            --
 Stock options issued to non-employee
   advisory board members in lieu of fees                   --         110          --          110             --            --
 Stock options issued to employees
   in lieu of annual bonus                                  --         303          --          303             --            --
 Amortization of deferred compensation
   on restricted stock incentive plan                       --       1,397          --           --             --         1,397
 ----------------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1993                         28,325,565  $  678,985   $  70,814    $  86,429    $   524,117    $   (2,375)
===================================================================================================================================

 See accompanying notes to consolidated financial statements.

 CONSOLIDATED                                                  First Tennessee
 STATEMENTS                                                    National
 OF CASH FLOWS                                                 Corporation

 --------------------------------------------------------------------------------------------------------
                                                                          Year Ended December 31
 (Dollars in thousands)                                               1993        1992         1991
 --------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES:
   Net income                                                  $     120,665 $      89,165 $      73,022
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Provision for loan losses                                      34,540        43,171        53,943
       Provision for deferred income tax                              (1,698)        4,391          (234)
       Depreciation and amortization of premises and equipment        15,397        13,311        12,324
       Amortization of intangibles                                    10,336        12,148         8,910
       Net amortization of premiums and accretion of discounts        25,740        14,997         4,664
       Market value adjustment on foreclosed property                    193         3,180         6,846
       Market value adjustment on securities held for sale              (248)        1,416            --
       Equity securities losses (gains)                                  479          (342)          713
       Investment and held for sale securities (gains) losses           (956)          604           140
       Net gain from sale of branch                                     (672)           --            --
       Net (gain) loss on disposal of fixed assets                      (915)        1,600           967
       Net (increase) decrease in:
          Trading account securities                                   9,944       (89,013)      (11,228)
          Mortgage warehouse loans held for sale                    (174,085)        5,714       (56,533)
          Bond division receivables                                  (30,178)      167,398      (201,583)
          Interest receivable                                          6,675        18,033        (8,214)
          Other assets                                               (60,202)       (2,318)       (7,626)
       Net increase (decrease) in:
          Bond division payables                                      30,760      (150,989)      200,068
          Interest payable                                              (984)       (5,730)      (16,966)
          Other liabilities                                           10,474        (6,061)        9,901
 --------------------------------------------------------------------------------------------------------
          Total adjustments                                         (125,400)       31,510        (3,908)
 --------------------------------------------------------------------------------------------------------
          Net cash (used) provided by operating activities            (4,735)      120,675        69,114
 --------------------------------------------------------------------------------------------------------
 INVESTING ACTIVITIES:
   Proceeds from maturities of investment and
     held for sale securities                                      1,568,913       859,355       648,476
   Proceeds from sale of:
     Investment and held for sale securities                         476,339       217,503       337,311
     Equity securities                                                 6,248        46,318           330
     Premises and equipment                                            2,861           377           230
   Payments for purchase of:
     Investment securities                                        (1,226,038)   (1,761,586)   (1,566,957)
     Equity securities                                               (15,807)       (6,808)       (9,799)
     Premises and equipment                                          (31,150)      (16,289)      (20,324)
   Net (increase) decrease in loans                                 (728,884)     (104,084)       83,491
   (Increase) decrease in investment in bank time deposits            (2,504)      239,598        32,088
   Branch sale, including cash and cash equivalents sold             (18,339)           --            --
   Acquisitions, net of cash and cash equivalents acquired          (102,577)           --        35,852
 --------------------------------------------------------------------------------------------------------
         Net cash used by investing activities                       (70,938)     (525,616)     (459,302)
 --------------------------------------------------------------------------------------------------------
 FINANCING ACTIVITIES:
   Proceeds from exercise of stock options                             2,014         5,272         2,679
   Payments for:
     Capital lease obligations                                          (146)         (146)         (181)
     Long-term debt                                                  (37,000)       (1,046)         (190)
     Repurchase of common stock                                       (4,797)       (1,138)       (4,227)
     Cash dividends                                                  (50,730)      (27,927)      (38,695)
   Net increase (decrease) in:
     Deposits                                                        219,005       125,951       294,579
     Short-term borrowings                                           (93,419)      261,330        72,581
 --------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                    34,927       362,296       326,546
 --------------------------------------------------------------------------------------------------------
         Net decrease in cash and cash equivalents                   (40,746)      (42,645)      (63,642)
 --------------------------------------------------------------------------------------------------------
         Cash and cash equivalents at beginning of period            780,825       823,470       887,112
 --------------------------------------------------------------------------------------------------------
         Cash and cash equivalents at end of period            $     740,079 $     780,825 $     823,470
 ========================================================================================================
 Total interest paid                                           $     239,301 $     281,251 $     378,856
 Total income taxes paid                                              68,786        56,341        29,228

 See accompanying notes to consolidated financial statements.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of First Tennessee National Corporation
(FTNC) and its subsidiaries conform to generally accepted accounting principles and, as to its banking subsidiaries, with general practice within the banking industry. The following is a summary of the most significant of these policies.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of FTNC and its banking and non-banking subsidiaries more than 50 percent owned. Subsidiaries not more than 50 percent owned are recorded using the equity method. Whereas banking is the most significant aspect of FTNC's business, non-banking subsidiaries engage in business activities which complement banking, such as credit life and accident insurance, brokerage, and financial investment and trust advisory services. All significant intercompany accounts and transactions have been eliminated.

BASIS OF PRESENTATION. Prior period financial statements are restated to include the accounts of companies that are acquired and accounted for as poolings of interests, with the exception of New South Bancorp (NSB) which was recorded by restatement of beginning shareholders' equity without restating statements of income or condition for the years prior to 1993 based on materiality. Business combinations accounted for as purchases are included in the consolidated financial statements from the respective dates of acquisition. The consolidated financial statements for prior periods also reflect certain reclassifications to conform to current presentation. None of these reclassifications had any effect on net income or earnings per share.

STATEMENTS OF CASH FLOWS. Cash and cash equivalents as presented in the statements include cash and due from banks, federal funds sold, and securities purchased under agreements to resell. Generally, federal funds are sold for one-day periods and securities purchased under agreements to resell are short-term, highly liquid investments. In the fourth quarter, FTNC issued approximately 149,000 shares of its common stock in exchange for all of the common stock of NSB (Note 2). In the fourth quarter of 1992, FTNC issued approximately 4,177,000 shares of its common stock in exchange for all of the common stock of Home Financial Corporation (HFC) (Note 2). There were no material noncash transactions in 1991.

TRADING ACCOUNT SECURITIES. Trading account assets include securities purchased in connection with underwriting or dealer activities and are carried at market value. Realized and unrealized gains and losses on trading account assets are reflected in noninterest income as bond division income.

SECURITIES HELD FOR SALE. Securities to be held for indefinite periods of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as held for sale. Gains and losses on debt and equity securities are computed by the specific identification method and are included in noninterest income.

MORTGAGE WAREHOUSE LOANS HELD FOR SALE. Mortgage loans that are originated and held for sale to investors are classified as held for sale. These assets are recorded at the lower of cost or market value. Gains and losses realized from the sale of these assets and adjustments to market value are included in noninterest income.

INVESTMENT SECURITIES. Investment securities include both debt and equity securities. FTNC has both the intent and ability to carry these securities into the foreseeable future. Debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Unrealized losses resulting from permanent impairments in value are reported in noninterest income. Equity securities, principally venture capital investments, are stated at the lower of aggregate cost or market value. Realized gains and losses and unrealized permanent impairments in value are reported in noninterest income. Gains and losses on the sale of equity securities are computed by the specific identification method.

LOANS. Loans are stated at principal amounts outstanding. Interest on certain consumer installment loans is recognized by the sum-of-the-months-digits method which does not differ materially from the effective interest method. Interest on other loans is recognized at the applicable interest rate on the principal amount outstanding. Included in the nonperforming loans category are nonaccrual loans and loans which have been restructured in accordance with the criteria set forth in SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring."

    Loans generally are placed on nonaccrual status when the collection of principal or interest is 90 days or more past due or when, in management's judgment, such principal or interest will not be collectible in the ordinary course of business. Consumer installment loans and credit card receivables are not placed in a nonaccrual status, but are charged off when past due 120 days and 180 days, respectively. When interest accrual is stopped, outstanding accrued interest receivable is reversed and charged to current operations. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Generally, interest payments received on nonaccrual loans are applied to principal.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is a valuation reserve available for losses incurred on loans. All losses of principal are charged to the account when the loss actually occurs or when a determination is made that a loss is probable. Additions are made to the reserve through periodic provisions charged to current operations or recovery of principal on loans previously charged off.
    The determination of the balance of the allowance for loan losses is based upon a review and analysis of the loan portfolio. Management's objective in determining the level of the allowance is to maintain a reserve which is adequate to absorb losses inherent in the portfolio. Their assessment includes the systematic evaluation of several factors: current and anticipated economic conditions and their impact on specific borrowers and industry groups; the level of classified and nonperforming loans; the historical loss experience by loan type; the results of regulatory examinations of the portfolio; and, in specific cases, the estimated value of underlying collateral.

PREMISES AND EQUIPMENT. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lease periods or the estimated useful lives, whichever is shorter. Estimated useful lives are 10 to 45 years for premises and three to eight years for equipment.
    Depreciation and amortization expense is included in noninterest expense. Maintenance agreements are amortized to expense over the period of time covered. The cost of major renovations is capitalized. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

REAL ESTATE ACQUIRED BY FORECLOSURE. Real estate acquired by foreclosure includes assets that have been either acquired in satisfaction of debt or substantively repossessed ("in-substance foreclosures"). In-substance foreclosures occur when the debtor has little or no equity in the collateral; repayment of the loan can come only from the operation or sale of the collateral; and the debtor has either abandoned control of the collateral or is unable to rebuild equity in the collateral or otherwise repay the loan in the foreseeable future.
    Property is carried at the lower of the outstanding loan amount or the estimated fair market value minus estimated cost to sell the real estate. Any excess of loan amount over the estimated net realizable fair value at the time of acquisition is charged to the allowance for loan losses. Required developmental costs associated with foreclosed property under construction are capitalized and considered in determining the estimated net realizable fair value of the property. The estimated net realizable fair value is reviewed periodically and any write-downs are charged against current earnings as market adjustments.

INTANGIBLE ASSETS. Intangible assets represent the premium on purchased deposits and assets, the excess of cost over net assets of acquired subsidiaries (goodwill), and purchased mortgage servicing rights. The "Premium on purchased deposits and assets" represents identified intangible assets, which are amortized over their estimated useful lives, with the exception of those assets related to deposit bases which are primarily amortized over a 10 year period. Goodwill is being amortized using the straight-line method over periods ranging from 15 to 40 years. Management evaluates whether events or circumstances have occurred that would result in impairment in the value or life of goodwill. If such impairment should occur, FTNC would use internally generated management reports to determine the related business contribution to the overall profitability of the corporation in revising the value and remaining life of the related goodwill. The value of purchased mortgage servicing rights is established using the lesser of: a discounted cash flow analysis; current market value; or the amount of consideration specifically paid by FTNC. The purchased mortgage servicing rights are being amortized using an accelerated method over the estimated life of the servicing income. A quarterly value impairment analysis is performed using discounted, disaggregated methodology.

INTEREST RATE MANAGEMENT INSTRUMENTS. FTNC and its banking subsidiaries enter into a variety of interest rate contracts in their trading activities, and as part of their asset/liability management activities. Interest rate futures, options, and forward contracts are utilized in trading activities and to manage interest rate exposure. Contracts related to trading activities are marked-to-market with gains and losses being included in bond division income. Gains and losses on contracts applicable to certain interest sensitive assets and liabilities are deferred and amortized over the lives of the hedged assets and liabilities as an adjustment to interest income and expense. Any contracts that fail to qualify for hedge accounting are included in current earnings in noninterest income. Interest rate swap contracts are utilized as a further means of balancing rate sensitivity. The interest differential applicable to interest rate swaps which hedge specific assets and liabilities is accrued over the lives of the contracts and reported as an adjustment to the yield and rate of the underlying assets and liabilities. Fees on interest rate swaps are deferred and amortized over the lives of the contracts.

TRUST SERVICES INCOME. Trust services income is reported on a cash basis, which does not differ materially from the accrual basis.

INCOME TAXES. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax reporting purposes. FTNC files consolidated federal and state income tax returns with the exception of two credit life insurance companies that file separate returns.

INCOME PER SHARE. Per share amounts for all periods presented have been adjusted for the three-for-two stock split in 1992, and are computed based on the weighted average number of common shares outstanding for each period. Options granted under the stock option plans are not included in the computation since their dilutive effect is not material. Previously reported per share amounts have been restated for the effect of acquisitions accounted for as a pooling of interests, with the exception of NSB which was immaterial on a consolidated basis.

 NOTE 2 -- BUSINESS COMBINATIONS

 On January 4, 1994, FTNC acquired for approximately 1,799,000 shares of its common stock all of the outstanding capital stock of SNMC Management Corporation (SNMC), the parent of Sunbelt National Mortgage Corporation, headquartered in Dallas, Texas. SNMC became a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), the principal subsidiary of FTNC. At December 31, 1993, SNMC had total assets of $451 million and a servicing portfolio of approximately $6.1 billion. The acquisition will be accounted for as a pooling of interests.
    On December 31, 1993, FTNC acquired for approximately 149,000 shares of its common stock all of the outstanding shares of New South Bancorp (NSB), a
 Mississippi bank holding company.  NSB was merged with and into FTNC.   At the
 same time NSB's principal subsidiary, New South Bank, was merged with and into First Tennessee Bank National Association Mississippi, a wholly owned subsidiary of FTNC. The consolidated financial statements of FTNC for 1993 give effect to the merger which has been accounted for as a pooling of interests. Due to immateriality, the transaction has been recorded by a restatement of beginning shareholders' equity without restating income statements for years prior to 1993.
    The following presents on a pro forma basis certain financial data pertaining to the FTNC transactions with NSB and SNMC.

 (Dollars in thousands except                                 FTNC & NSB
    per share data)                      FTNC        NSB       Combined      SNMC       Pro Forma
 -------------------------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 1993
 Total revenue*                      $  615,018  $    2,025  $  617,043  $   71,559  $    688,602
 Net income                             120,164         501     120,665     (17,918)      102,747
 Net income per share:
    Primary                                4.26        3.90        4.26     (199.09)         3.41
    Fully diluted                          4.19        3.90        4.18     (199.09)         3.35
 -------------------------------------------------------------------------------------------------
 * Total revenue is net interest income and noninterest income.
 -------------------------------------------------------------------------------------------------

    On October 1, 1993, FTBNA acquired for cash Maryland National Mortgage Corporation (MNMC) headquartered in Baltimore, Maryland. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the acquired assets and liabilities at their respective estimated fair values at the date of acquisition. This allocation has been based on preliminary estimates which may be revised at a later date. The operating results of this acquisition are included in FTNC's consolidated results of operations from the date of acquisition. The cost of the acquisition, totaling approximately $114.7 million, exceeded the estimated fair value of tangible assets and liabilities acquired by approximately $73.9 million. Intangible assets totaling approximately $31.9 million have been identified and are being amortized over the expected useful lives of the individual components. The excess of the consideration paid over the estimated fair value of the tangible and intangible assets acquired, totaling approximately $42 million, has been recorded as goodwill and is being amortized using the straight-line method over 25 years.
    The following presents on a pro forma basis certain financial data pertaining to the FTNC and MNMC transaction as if it had been acquired at the beginning of each of the periods presented. The pro forma summary does not necessarily reflect the results of operations as they would have been if the acquisitions had been consummated at the beginning of the periods presented.

 (Dollars in thousands except
    per share data)                      FTNC        MNMC     Adjustments  Pro Forma
 -----------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 1993
 Total revenue*                      $  595,058  $   84,100  $   (3,178) $  675,980
 Net income                             119,231       1,522      (4,163)    116,590
 Net income per share:
    Primary                                4.21       15.22                    4.12
    Fully diluted                          4.13       15.22                    4.04
 ----------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 1992
 Total revenue*                      $  547,943  $   95,848  $   (2,530) $  641,261
 Net income                              89,165      16,198      (5,585)     99,778
 Net income per share:
    Primary                                3.19      161.98                    3.57
    Fully diluted                          3.12      161.98                    3.50
 ----------------------------------------------------------------------------------
 * Total revenue is net interest income and noninterest income.
 ----------------------------------------------------------------------------------

    On December 14, 1992, FTNC acquired for approximately 4,177,000 shares of its common stock all of the outstanding shares of HFC, a Tennessee savings and loan holding company. At the same time HFC's principal subsidiary, Home Federal Bank, FSB (HFB), became a wholly owned subsidiary of FTNC. The consolidated financial statements of FTNC give effect to the merger which has been accounted for as a pooling of interests. Accordingly, the accounts of HFC have been combined with those of FTNC to reflect the results of these companies on a combined basis for all periods presented, except for dividends. On June 25, 1993, FTNC completed the final phase of the HFC acquisition with the merging of HFB into its principal subsidiary, FTBNA. Certain reclassifications of the historical results of these companies have been made to conform to the current presentation.
    On October 25, 1991, FTNC purchased from Resolution Trust Corporation (RTC) certain assets and assumed certain liabilities of the Mercantile Federal Savings Bank of Southaven, Mississippi, in a regulatory-assisted transaction. The purchase price totaled approximately $402,000. The transaction was accounted for as a purchase, and the results of operations are included in FTNC's consolidated results of operations from the date of acquisition.
    On September 1, 1991, FTBNA acquired for cash all of the outstanding shares of Valley Fidelity Bank and Trust Company of Knoxville, Tennessee. The acquisition was not material to FTNC and has been accounted for as a purchase and accordingly, the purchase price has been allocated to the acquired assets and liabilities at their respective estimated fair values at the date of acquisition. The operating results of this acquisition are included in FTNC's consolidated results of operations from the date of acquisition. The cost of the acquisition, totaling approximately $72.9 million, exceeded the estimated fair value of tangible assets and liabilities acquired by approximately $36.1 million. Intangible assets totaling approximately $23.5 million have been identified and are being amoritized over the expected useful lives of the individual components. The excess of the consideration paid over the estimated fair value of the tangible and intangible net assets acquired, totaling approximately $12.6 million, has been recorded as goodwill and is being amortized using the straight-line method over 25 years.
    On July 8, 1991, HFC through its subsidiary, HFB, acquired from the RTC certain assets and assumed certain liabilities of George Washington Savings and Loan Associates formerly headquartered in Johnson City, Tennessee. The purchase price totaled approximately $2.6 million. The transaction was accounted for as a purchase, and the results of operations are included in FTNC's consolidated results of operations from the date of acquisition.

 NOTE 3 -- PENDING ACQUISITION


 On July 28, 1993, FTNC and Cleveland Bank and Trust (CBT) of Cleveland, Tennessee, announced the execution of a definitive agreement pursuant to which a wholly owned subsidiary of FTNC would be merged with and into CBT for approximately $43.8 million in FTNC common stock. The acquisition price is based on FTNC's common stock per share price being within a range of $34.50 to $41.70, inclusive. The Agreement may be terminated if the per share price falls below $34.50. Based on the purchase price and the range of the per share price, FTNC will issue between 1,050,000 and 1,270,000 shares of its common stock. At December 31, 1993, CBT had approximately $227 million in assets and $23 million in capital. The acquisition will be accounted for as a pooling of interests and is subject to regulatory and CBT shareholder approvals. The transaction is expected to close in the first quarter of 1994.

 NOTE 4 -- CASH AND DUE FROM BANKS
 Commercial banking subsidiaries of FTNC are required to maintain average reserve balances with the Federal Reserve Bank. These reserve balances vary, depending on the types and amounts of deposits received. Included in "Cash and due from banks" on the Consolidated Statements of Condition are amounts so restricted of $103,013,000 at December 31, 1993, and $77,728,000 at
 December 31, 1992.

 NOTE 5 -- INVESTMENT AND HELD FOR SALE SECURITIES
 Securities included in the Consolidated Statements of Condition of $1,317,948,000 and $1,097,164,000 at December 31, 1993 and 1992, respectively, were pledged to secure public deposits, securities sold under agreement to repurchase, and for other purposes. Equity securities include venture capital investment securities.
    Separate reconciliations of the amortized cost to the estimated market values of investment securities at December 31, 1993 and 1992, are provided below:

 INVESTMENT SECURITIES
                                                             Gross          Gross        Estimated
                                            Amortized     Unrealized     Unrealized       Market
 (Dollars in thousands)                       Cost           Gains         Losses         Value
 --------------------------------------------------------------------------------------------------
 AT DECEMBER 31, 1993:
 U.S. Treasury and other
   U.S. government agencies                 $338,447         $2,353        $    (3)        $340,797
 Government agency
   issued MBS                                392,730         10,708         (1,198)         402,240
 Government agency
   issued CMOs                             1,238,010          5,874         (3,773)       1,240,111
 States and municipalities                    56,430          2,817           (288)          58,959
 Private issued CMOs                           4,133             25           --              4,158
 Private issued asset-backed                  41,021            827           --             41,848
 Other                                        11,454            205           (278)          11,381
 Equity                                       34,476         23,552         (1,279)          56,749
 --------------------------------------------------------------------------------------------------
          Total                           $2,116,701        $46,361       $ (6,819)      $2,156,243
 ==================================================================================================
 AT DECEMBER 31, 1992:
 U.S. Treasury and other
   U.S. government agencies                 $341,799         $5,601       $   (179)        $347,221
 Government agency
   issued MBS                                399,795         15,333           (366)         414,762
 Government agency
   issued CMOs                             1,806,089         19,375         (4,393)       1,821,071
 States and municipalities                    88,276          4,442           (287)          92,431
 Private issued CMOs                         125,059          1,405             (2)         126,462
 Private issued asset-backed                  94,564          2,500            (21)          97,043
 Other                                        31,654            285             (7)          31,932
 Equity                                       24,707         16,870         (1,446)          40,131
 --------------------------------------------------------------------------------------------------
          Total                           $2,911,943        $65,811       $ (6,701)      $2,971,053
 ==================================================================================================


        The amortized cost and estimated market value of investment securities at December 31, 1993 and 1992, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                          Estimated
                                                                         Amortized          Market
 (Dollars in thousands)                                                     Cost            Value
 --------------------------------------------------------------------------------------------------
 AT DECEMBER 31, 1993:
 Within 1 year                                                            $176,476         $178,069
 After 1 year; within 5 years                                              250,896          254,221
 After 5 years; within 10 years                                             14,686           15,345
 After 10 years                                                              5,294            5,350
 --------------------------------------------------------------------------------------------------
      Subtotal                                                             447,352          452,985
 --------------------------------------------------------------------------------------------------
 Mortgage-backed securities and CMOs                                     1,634,873        1,646,509
 Equity                                                                     34,476           56,749
 --------------------------------------------------------------------------------------------------
        Total                                                           $2,116,701       $2,156,243
 ==================================================================================================
 AT DECEMBER 31, 1992:
 Within 1 year                                                            $151,466         $153,487
 After 1 year; within 5 years                                              348,103          357,706
 After 5 years; within 10 years                                             49,858           50,659
 After 10 years                                                              6,866            6,775
 --------------------------------------------------------------------------------------------------
      Subtotal                                                             556,293          568,627
 --------------------------------------------------------------------------------------------------
 Mortgage-backed securities and CMOs                                     2,330,943        2,362,295
 Equity                                                                     24,707           40,131
 --------------------------------------------------------------------------------------------------
        Total                                                           $2,911,943       $2,971,053
 ==================================================================================================

    Proceeds from sales of investments in debt securities were $476,339,000 during 1993 and were $217,503,000 during 1992. Gross gains of $2,202,000 and gross losses of ($1,246,000) were realized on the 1993 sales while gross gains of $1,744,000 and gross losses of ($2,348,000) were realized on the 1992 sales.
    Net investment debt securities gains/(losses) after taxes were $592,000, ($381,000), and ($87,000) for the years ended December 31, 1993, 1992, and
 1991, respectively. The applicable income tax expense/(benefits) were $364,000, ($223,000), and ($53,000) for the years ended December 31, 1993,
 1992, and 1991, respectively.
    For 1991, a loss in value of $1,043,000 is included in the investment debt securities losses for securities that in the opinion of management had been permanently impaired.

    At December 31, 1993, and 1992, certain securities were classified as held for sale. In 1993, a net recovery of $248,000 on previous write-downs was recorded, and in 1992 a loss of $1,416,000 was recorded in marking these securities to the lower of cost or market based on the specific identification method. Detail concerning the securities held for sale at December 31, 1993 and 1992, is provided in the table below:

 SECURITIES HELD FOR SALE

                                                                         Estimated         Gross
                                                           Amortized      Market        Unrealized
 (Dollars in thousands)                                      Cost         Value            Gains
 -------------------------------------------------------------------------------------------------
 AT DECEMBER 31, 1993:
 U.S. Treasury and other
   U.S. government agencies                                 $11,739        $11,943             $204
 Government agency
   issued MBS                                                37,114         39,178            2,064
 Government agency
   issued CMOs                                                3,389          3,403               14
 States and municipalities                                      491          1,586            1,095
 Private issued asset-backed                                    302            304                2
 --------------------------------------------------------------------------------------------------
          Total                                             $53,035        $56,414           $3,379
 ==================================================================================================
 AT DECEMBER 31, 1992:
 U.S. Treasury and other
   U.S. government agencies                                 $22,095        $22,233             $138
 Government agency
   issued MBS                                                72,601         75,406            2,805
 Government agency
   issued CMOs                                               10,703         10,714               11
 States and municipalities                                      491            997              506
 Private issued CMOs                                          1,068          1,070                2
 Private issued asset-backed                                  3,908          3,953               45
 Other                                                        8,296          8,296               --
 --------------------------------------------------------------------------------------------------
          Total                                            $119,162       $122,669           $3,507
 ==================================================================================================

 NOTE 6 -- NONPERFORMING LOANS
 The following table presents information concerning nonperforming loans at December 31:

 (Dollars in thousands)                          1993        1992
 ----------------------------------------------------------------
 Nonaccrual loans                            $ 24,805    $ 28,712
 Restructured loans                               579       1,288
 ----------------------------------------------------------------
        Total                                $ 25,384    $ 30,000
 ================================================================

   Total interest recorded on nonaccrual and restructured loans was $1,622,000 in 1993 and $1,302,000 in 1992. Interest income which would have been earned under the original terms of these loans was approximately $2,904,000 in 1993 and $4,995,000 in 1992.
 At December 31, 1993, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured.

 NOTE 7 -- ALLOWANCE FOR LOAN LOSSES
 Changes in the allowance for loan losses are as follows:

 (Dollars in thousands)                 1993        1992        1991
 -------------------------------------------------------------------
 Balance at beginning of year      $  96,795   $  90,048   $  86,663
 Provision for loan losses            34,540      43,171      53,943
 Allowance from acquisitions             785          --       9,327
 Charge-offs                          40,349      46,499      69,088
   Less loan recoveries               11,963      10,075       9,203
 -------------------------------------------------------------------
        Net charge-offs               28,386      36,424      59,885
 -------------------------------------------------------------------
 Balance at end of year            $ 103,734   $  96,795   $  90,048
 ===================================================================


 NOTE 8 -- PREMISES AND EQUIPMENT
 Premises and equipment at December 31 are summarized below:

 (Dollars in thousands)                             1993           1992
 ----------------------------------------------------------------------
 Land                                       $     22,016   $     21,510
 Buildings                                        91,010         82,504
 Leasehold improvements                           12,311          9,770
 Furniture, fixtures, and equipment              147,699        120,976
 ----------------------------------------------------------------------
   Premises and equipment, at cost               273,036        234,760
 Less accumulated
   depreciation and amortization                 147,307        127,875
 ----------------------------------------------------------------------
        Premises and equipment, net         $    125,729   $    106,885
 ======================================================================


 NOTE 9 -- CONTINGENCIES
 Various claims and lawsuits are pending against FTNC and its subsidiaries. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, after consulting with counsel, these matters, when resolved, will not have a material adverse effect on the consolidated financial statements of FTNC and its subsidiaries.

NOTE 10 -- INTANGIBLE ASSETS
Following is a summary of intangible assets (net of accumulated amortization) included in the Consolidated Statements of Condition at December 31:

(Dollars in thousands)                          1993      1992
- ----------------------------------------------------------------
Goodwill                                     $ 61,143   $20,747
Purchased mortgage servicing rights            41,182     5,964
Premium on purchased deposits and assets       28,905    32,580
- ----------------------------------------------------------------
       Total intangible assets               $131,230   $59,291
================================================================

During 1993, goodwill and purchased mortgage servicing rights increased approximately $42.0 million and $31.9 million, respectively, due to the acqusition of MNMC.

NOTE 11 -- LEASE COMMITMENTS
Leased capital assets included in "Other assets" on the Consolidated Statements of Condition at December 31 are summarized below:

(Dollars in thousands)                 1993        1992
- ---------------------------------------------------------
Premises                            $  1,525    $  1,525
Less accumulated amortization          1,151       1,087
- ---------------------------------------------------------
       Leased capital assets-net    $    374    $    438
=========================================================

  Future minimum lease payments for capitalized leases together with the present value of net minimum lease payments at December 31, 1993, are as follows:

(Dollars in thousands)                           Premises
- ---------------------------------------------------------
1994                                               $ 146
1995                                                 146
1996                                                 146
1997                                                 146
1998                                                 146
1999 and after                                       136
- ---------------------------------------------------------
       Total                                         866
Less amount representing interest                    186
- ---------------------------------------------------------
       Present value of net minimum lease payments $ 680
=========================================================

  Rent expense under all operating lease obligations aggregated $12,649,000 for 1993, $11,917,000 for 1992, and $12,131,000 for
1991. Rent expense was reduced by amortization of the deferred building gain, the result of the sale of an office building in 1985. This amortization totalled $1,062,000 in 1993, $1,399,000 in 1992, and $1,820,000 in 1991. Rents received on non-cancelable sublease agreements aggregated $94,000, $52,000, and $52,000 for these years, respectively.

  With respect to many leased locations, FTNC pays taxes, insurance, and maintenance costs. Most of the leases are for terms ranging from one to 30 years and include renewal options for additional periods of one to 25 years. At December 31, 1993, FTNC's long-term leases required minimum annual rentals as follows:

(Dollars in thousands)   Premises      Equipment  Total
- ---------------------------------------------------------
1994                    $ 12,231    $    153    $ 12,384
1995                      10,200         140      10,340
1996                       8,996          40       9,036
1997                       8,127          15       8,142
1998                       7,562        --         7,562
1999 and after            21,720        --        21,720
- ---------------------------------------------------------
       Total            $ 68,836    $    348    $ 69,184
=========================================================


  Aggregate minimum income under sublease agreements for these periods is $1,203,000.

NOTE 12 -- SHORT-TERM BORROWINGS
Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other borrowed funds, including term federal funds purchased.
  Federal funds purchased arise principally from FTNC's market activity for its regional correspondent banks and generally mature in one business day. To the extent that the proceeds of these transactions exceed FTNC's funding requirements, the excess funds are sold in the money markets. Securities sold under agreements to repurchase are secured by U.S. government and agency securities and certain investments in bank time deposits and had original maturities ranging from 3 to 30 days at December 31, 1993.
  Commercial paper is an obligation of FTNC and had original maturities ranging from 14 to 187 days at December 31, 1993.
  Other short-term borrowings generally represent secured and unsecured obligations to financial institutions, including the Federal Reserve Bank, at various rates and terms and generally do not exceed one year to maturity. Bank overdraft obligations are reclassified into other short-term borrowings.
  The following table reflects the average daily outstandings, year-end outstandings, maximum month-end outstandings, average rates paid during the year, and the average rates paid at year-end for the three categories of short-term borrowings:




(Dollars in thousands)                  1993          1992          1991
- -----------------------------------------------------------------------------
Federal funds purchased and
 securities sold under
 agreements to repurchase:
  Balance:
     Average                       $ 1,020,678   $   690,238   $   597,813
     Year-end                        1,009,473       753,409       677,687
     Maximum month-end outstanding   1,234,541       823,201       691,342
  Rate:
     Average for the year                 2.84 %        3.25 %        5.28 %
     Average at year-end                  2.73          2.75          3.63

Commercial paper:
  Balance:
     Average                       $    30,269   $    22,401   $    27,232
     Year-end                           32,283        21,856        21,658
     Maximum month-end outstanding      54,809        34,991        32,210
  Rate:
     Average for the year                 3.06 %        3.74 %        6.03 %
     Average at year-end                  3.06          3.23          4.65

Other short-term borrowings:
  Balance:
     Average                       $   247,714   $   114,337   $    73,605
     Year-end                          288,292       235,018        49,608
     Maximum month-end outstanding     467,493       235,018       114,057
  Rate:
     Average for the year                 4.33 %        6.56 %        9.09 %
     Average at year-end                  3.69          7.01          6.39

=============================================================================

NOTE 13 -- LONG-TERM DEBT
The following table presents information pertaining to long-term debt for FTNC and its subsidiaries at December 31:

(Dollars in thousands)                           1993         1992
- -------------------------------------------------------------------
FIRST TENNESSEE NATIONAL CORPORATION:
  Sinking fund debentures--7 3/8%
    Sinking fund payments of $850,000
    due annually 1994 to 1996 with
    $12,250,000 due 1997                     $  14,800    $  15,650
  Subordinated capital notes--10 3/8%
    Mature on June 1, 1999                      74,512       74,422
  Subordinated promissory note to the FDIC
    Matured February 15, 1993                       ---      36,000
FIRST TENNESSEE BANK NATIONAL ASSOCIATION:
  Industrial development bond payable
  to City of Alcoa, Tennessee--
  6.10% to 6.50%
    Annual payment of $150,000 due
 1994 and $500,000 due 1999                        650          800
- --------------------------------------------------------------------
       Total                                 $  89,962    $ 126,872
====================================================================

  Annual principal repayment requirements for the years 1994 through 1997 approximate $1,000,000, $850,000, $850,000, and
$12,250,000, respectively. Annual repayment requirements for 1999 are $75,500,000.
  The subordinated capital notes were issued on June 10, 1987. Interest is payable on June 1 and December 1 of each year. At maturity, the notes will be exchanged for capital securities having a market value equal to the principal amount of the notes. FTNC may elect to pay the principal amount in cash, in whole or in part, from designated proceeds.
  Interest on the promissory note to the FDIC was the average equivalent yield of the 1-year Treasury bill plus 50 basis points, adjusted quarterly. The average interest rate on this note was 4.13 percent in 1993 and 4.56 percent in 1992.
  A major portion of the long-term debt issued by the parent company was downstreamed to First Tennessee Bank National Association to support asset growth and improve bank capital ratios. The bank previously issued $100,000,000 in notes to the parent company corresponding to the subordinated capital notes and subordinated promissory note to the FDIC as indicated in the table above. In 1993, $25,000,000 of notes issued by the bank to the parent company matured. Interest rate and maturity terms are identical to the corporate debt. The remaining note meets bank regulatory capital guidelines.

NOTE 14 -- SAVINGS, PENSION AND
           OTHER POSTRETIREMENT BENEFITS
SAVINGS PLAN.      Substantially all employees of FTNC
and its subsidiaries participate in a contributory savings plan in conjunction with a flexible benefits plan. FTNC contributes during the year into each eligible employee's flexible benefits plan account an amount based on length of service and an amount based on a percentage of the employee's salary, as determined by a committee of the board of directors. The employee may then direct that all or a portion of the contribution be allocated to his savings plan account. Employees may also make pre-tax and after-tax personal contributions to the savings plan. Pre-tax contributions invested in FTNC's common stock are matched at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's salary. Employer contributions to the flexible benefits plan were as follows:

(Dollars in thousands)                    1993        1992       1991
- -----------------------------------------------------------------------
Flexible benefits contributions:
  Performance dollars                 $   3,937   $   3,555  $   2,467
  Service dollars                         1,716       1,595      1,415
- -----------------------------------------------------------------------
       Total                              5,653       5,150      3,882
Company matching contribution             1,976       1,556      1,255
- -----------------------------------------------------------------------
       Total employer contribution    $   7,629   $   6,706  $   5,137
=======================================================================

PENSION PLAN.      Substantially all employees of FTNC and
its subsidiaries participate in a noncontributory, defined benefit pension plan. Effective January 1, 1992, the annual funding is based on an actuarially determined amount using the entry age cost method. Prior to 1992, the funding was determined actuarially using the unit credit cost method. As of January 1, 1986, FTNC adopted SFAS No. 87, "Employers' Accounting for
Pensions." At the date of adoption, the projected benefit obligation of the First Tennessee National Corporation Pension Plan was $40,093,000 and plan assets at fair value were $51,139,000, resulting in an unrecognized net asset of $11,046,000. The unrecognized net asset is being amortized over 17 years, the remaining average service life of the eligible employees at implementation date.
  The annual pension expense was $882,000 in 1993, $1,418,000 in 1992, and $933,000 in 1991.
  The components of net periodic pension cost were as follows:

(Dollars in thousands)                    1993        1992       1991
- ------------------------------------------------------------------------
Service cost-benefits earned
  during the year                     $   4,522   $   3,771  $   3,210
Interest cost on projected
  benefit obligation                      5,683       5,000      4,554
Return on plan assets                    (8,847)     (5,978)   (11,353)
Net amortization and deferral              (476)     (1,375)     4,522
- ------------------------------------------------------------------------
       Net periodic pension cost      $     882   $   1,418  $     933
========================================================================



    The following table sets forth the plan's funded status at December 31:

(Dollars in thousands)                                1993       1992
- -----------------------------------------------------------------------
Plan assets at fair value                         $ 101,330  $  86,097
Actuarial present value of projected
  benefit obligation*                                86,355     71,854
- ------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                                 14,975     14,243
Unrecognized net (gain) loss from past
  experience different from that assumed
  and effects of changes in assumptions              10,194      3,765
Prior service cost not yet recognized in
  net periodic pension cost                           1,370      1,492
Unrecognized net transitional asset                  (4,160)    (4,620)
- -------------------------------------------------------------------------
       Prepaid pension cost
         recognized in the Consolidated
         Statements of Condition                  $  22,379  $  14,880
=========================================================================

*At December 31, 1993 and 1992, respectively, the actuarial present values of the accumulated benefit obligation were $61,228,000 and $51,153,000, of which vested benefits were $60,053,000 and $50,173,000. The accumulated benefit obligation excludes projected future increases in compensation.

The discount rate and weighted-average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25 percent and 7 percent, respectively, in 1993 and 8.25 percent and 7 percent, respectively, in 1992. The expected long-term rate of return on assets was
9.5 percent and 10 percent for 1993 and 1992, respectively.

OTHER POSTRETIREMENT BENEFITS. FTNC adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective
January 1, 1993. This statement requires that the expected cost of providing postretirement benefits be recognized in the financial statements during the employee's active service period.
     FTNC provides postretirement medical insurance to full-time employees retiring under the provisions of the FTNC Pension Plan. The postretirement medical plan is contributory with retiree contributions adjusted annually. In 1992, FTNC made significant changes to the postretirement medical plan for future retirees. The revised plan is based on criteria that are a combination of the employee's age and years of service and utilizes a two-step approach. For any employee retiring on or after January 1, 1995, FTNC will contribute a fixed amount based on years of service and age at time of retirement.
     The following table sets forth the plans' funded status reconciled to the amount shown in the Consolidated Statement of Condition at December 31:

(Dollars in thousands)                                           1993
- ------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
     Retirees                                                $ (14,788)
     Actives                                                    (7,775)
- -------------------------------------------------------------------------
          Total  APBO                                          (22,563)
Plan assets at fair value                                        8,873
- -------------------------------------------------------------------------
APBO in excess of plan assets                                  (13,690)
Unrecognized:
     Net transition obligation                                  18,785
     Prepaid benefit cost                                        2,023
- -------------------------------------------------------------------------
Prepaid postretirement benefit cost                          $   7,118
=========================================================================


     Net periodic postretirement benefit cost for the period ending December 31, 1993, included the following components:

(Dollars in thousands)                                           1993
- -------------------------------------------------------------------------
Service cost                                                 $     434
Interest cost on APBO                                            1,582
Actual return on assets                                           (388)
Amortization of transition obligation over 20 years                989
Total of other components                                         (292)
- -------------------------------------------------------------------------
Net periodic postretirement benefit cost                     $   2,325
=========================================================================


     For measurement purposes, a 14 percent annual rate of increase in the per capita cost of covered health care benefits was assumed; the rate was assumed to decrease 1 percent per year to 7 percent and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The following table illustrates the effect of increasing the assumed health care cost trend rate by 1 percent.

                                       Current     Increased  Percent
(Dollars in thousands)                   Trend       Trend     Change
- ----------------------------------------------------------------------
APBO at December 31, 1993               $22,563     $24,081     6.7+
Service and interest cost                 2,016       2,144     6.4+
- ----------------------------------------------------------------------

        The discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent. The funding policy for the plan is to fund the maximum amount allowable under the current tax regulations. Plan assets consist primarily of equity and fixed income securities. The trust holding the plan assets for employees that had retired prior to January 1, 1993, is subject to federal income taxes at a 35 percent rate. The trust holding the plan assets for all other FTNC employees, actives and those retired in 1993, is not subject to federal income taxes. The expected long-term rate of return on plan assets before income taxes is 9.5 percent.
        In 1993 medical plan expense based on claims incurred was $5,317,000 for 3,925 active participants. Medical plan expense in 1992 was $5,796,000 for 3,742 participants including 527 retirees. The 1991 medical plan expense was $4,595,000 for 3,542 participants including 500 retirees. Medical plan expense based on claims paid for retirees only was $760,000 in 1992, and $912,000 in 1991. FTNC does not currently provide group life insurance upon retirement; however, 9 employees, most of whom retired prior to August 1, 1963, are currently provided coverage totaling $130,500. Group life insurance expense based on benefits incurred was $1,031,000 for 5,981 participants in 1993, $801,000 for 4,292 participants in 1992, and $656,000 for 4,014 participants in 1991.
        During 1992, FTNC acquired HFB which had a contributory retirement plan for all eligible employees. The benefits provided under the plan were funded by HFB's monthly payments equal to the employees' contributions, which were 5% of salaries, plus an additional annual discretionary contribution, with all contributions by HFB being limited to 15% of all participants' salaries paid during the year. Retirement expense under this plan was $568,000, and $515,000 for the years ended December 31, 1992, and 1991, respectively. Effective as of the merger with FTNC, HFB's retirement plan was terminated. In accordance with the plan, and with ERISA, all amounts credited to the plan became fully vested and nonforfeitable.

NOTE 15 -- STOCK OPTION, RESTRICTIVE STOCK INCENTIVE,
           AND DIVIDEND REINVESTMENT PLANS

On April 21, 1992, the board of directors authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend. The shares were distributed May 22, 1992, to shareholders of record on May 8, 1992. Per share amounts in the accompanying text and table have been adjusted for the split. STOCK OPTION PLANS. FTNC has two stock option plans which provide for the granting of both non-qualified and incentive stock options to key executives and employees. The options allow for the purchase of FTNC's common stock at a price equal to its fair market value at the date of grant. The plans allow the exercise price to be less than the fair market value if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price must equal the fair market value on the date of grant. In 1993, options for 14,485 shares were granted in lieu of compensation under the 1990 Plan. In 1993, no options were granted under the 1984 Plan. In 1992, options for 110,804 and 314,228 shares were granted under the 1984 and 1990 Plans, respectively. For the 1992 grants, the exercise price was equal to the market value on the date of grant.
     The plans also provide for the grant of Stock Appreciation Rights (SARs) exercisable for the economic appreciation of the stock in the form of cash and/or stock. No SARs have been granted in the last five years. Under the 1984 stock option plan, total stock appreciation rights expense associated with fluctuations in the market value of FTNC stock was $67,000, $83,000, and $149,000 for the years 1993, 1992, and 1991, respectively.
     In November 1991, the FTNC Board of Directors approved the Bank Advisory Director Deferral Plan for non-employee advisory directors of First Tennessee Bank National Association. Options are awarded to those directors electing to receive them in lieu of attendance fees. The board authorized 120,000 shares to satisfy this plan. Options for 5,640 and 2,727 shares were granted during 1993 and 1992, respectively.

RESTRICTED STOCK INCENTIVE PLANS.   FTNC has authorized a total of 427,500
shares of its common stock for awards under its 1983 and 1989 restricted stock incentive plans for executive employees who have a significant impact on the profitability of FTNC. Shares awarded under the plans are subject to risk of forfeiture during a restriction period determined by a committee of the board of directors. All shares have been awarded under the 1983 Plan, subject to restrictions which lapse through 1996. Each award under the 1983 Plan provides for supplemental cash payments when the restrictions lapse. In 1993, options for 39,347 shares were granted under the 1989 Plan. At December 31, 1993, the 1989 Plan has 1,622 shares available to be awarded.
     On April 21, 1992, FTNC's shareholders approved the 1992 Restricted Stock Incentive Plan. The Plan authorized the issuance of up to 330,000 shares. Under the provisions of the Plan, each current director of FTNC shall receive an award of 1,500 shares of restricted common stock. The restrictions on these shares lapse at a rate of 150 shares per year beginning April 30, 1993, and ending January 3, 2003, for seven directors. The shares of the remaining directors lapse equally over their remaining terms. In 1993, options for 21,794 shares were granted. At December 31, 1993, the 1992 Plan has 293,206 shares available to be awarded.
        Compensation expense related to these plans was $1,586,000, $1,563,000, and $1,123,000 for the years 1993, 1992, and 1991, respectively.

     The summary of stock option and restricted stock activity is shown below:

                                                                     Exercise        Average
                                     Available         Options        Price         Exercise
                                     for Grant      Outstanding      Per Share       Price
- --------------------------------------------------------------------------------------------
JANUARY 1, 1992                      1,506,169       1,230,146       $10.40-25.59     $16.48
  Options granted                     (427,759)        427,759       $18.13-34.29     $34.19
  Restricted stock incentive awards    (16,500)
  Shares authorized                    330,000
  Stock options exercised                             (371,566)      $10.40-22.37     $14.51
  SARs exercised                                        (3,228)      $10.40-21.25     $14.18
  Restricted stock cancelled             1,500
  Stock options cancelled               22,978         (22,978)      $16.59-34.29     $24.39
                                    ----------      ----------
DECEMBER 31, 1992                    1,416,388       1,260,133       $10.40-34.29     $22.93
                                    ==========      ==========
  Options exercisable                                  393,464       $10.40-22.46     $17.48
- --------------------------------------------------------------------------------------------
JANUARY 1, 1993                      1,416,388       1,260,133       $10.40-34.29     $22.93
  Options granted                      (20,125)         20,125       $18.31-20.91     $20.50
  Restricted stock incentive awards    (61,141)
  Stock options exercised                             (114,206)      $10.40-34.29     $18.15
  SARs exercised                                        (3,292)      $16.67-22.17     $21.11
  Stock options cancelled               22,850         (22,850)      $16.59-34.29     $27.23
                                    ----------     -----------
DECEMBER 31, 1993                    1,357,972       1,139,910       $10.40-34.29     $23.29
                                    ==========     ===========
  Options exercisable                                  562,105       $10.40-34.29     $19.80
- --------------------------------------------------------------------------------------------

DIVIDEND REINVESTMENT PLAN.       The Dividend Reinvestment and Stock Purchase
Plan, originally adopted in 1979, was amended in 1986 to authorize the sale of 200,000 shares of FTNC's common stock from authorized but unissued common stock or from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends and optional cash payments of $25 to $5,000 per quarter. In 1988, FTNC began purchasing these shares on the open market. The price of the shares purchased directly from FTNC is the mean between the high and low sales price on the investment date. The price of shares purchased on the open market is the average price paid.

NOTE 16 -- RESTRICTIONS ON DIVIDENDS AND
           INTERCOMPANY TRANSACTIONS

Dividends are paid by FTNC from its assets which are mainly provided by dividends from the subsidiaries. However, certain regulatory restrictions exist regarding the ability of the banking subsidiaries to transfer funds to FTNC in the form of cash dividends, loans, or advances. As of December 31, 1993, the banking subsidiaries had undivided profits of $431,944,000 of which $168,215,000 was available for distribution to FTNC as dividends without prior regulatory approval.
    Pursuant to provisions of the indenture relating to the sinking fund debenture issued December 1, 1972, undivided profits available for dividends are restricted using a calculation that takes into account net income and total dividends paid or declared since
1971. At December 31, 1993, undivided profits of FTNC of $469,901,000 were not restricted by the provisions of the indenture.
    Under Federal Banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the banks' capital stock and surplus, or $75,794,000 at December 31, 1993.
There were no extensions of credit to the parent from its banking subsidiaries at December 31, 1993. Certain loan agreements and indentures also define other restricted trans-actions related to additional borrowings and public offerings of capital stock.

NOTE 17 -- OTHER INCOME AND OTHER EXPENSE
Following is detail concerning "Other income" and "Other expense" as presented in the Consolidated Statements of Income:

 (Dollars in thousands)                       1993       1992       1991
 -------------------------------------------------------------------------
 OTHER INCOME:
 Check clearing fees                         $14,569    $12,956    $ 8,879
 Other service charges                         9,296      6,942      5,539
 All other                                    21,261     20,053     16,430
 -------------------------------------------------------------------------
        Total                                $45,126    $39,951    $30,848
 =========================================================================
 OTHER EXPENSE:
 Legal and professional fees                 $ 8,380    $11,158    $ 7,886
 Fed service fees                              7,778      7,228      5,311
 Supplies                                      6,937      5,928      5,318
 Advertising and public relations              6,947      5,826      4,657
 Travel and entertainment                      6,242      5,255      4,585
 Market adjustments to
   foreclosed real estate                        193      3,180      6,846
 All other                                    31,550     29,566     27,696
 -------------------------------------------------------------------------
        Total                                $68,027    $68,141    $62,299
 =========================================================================

 NOTE 18--INCOME TAXES

 The components of income tax expense (benefit) are as follows:

 (Dollars in thousands)                       1993        1992        1991
 ---------------------------------------------------------------------------
 Current:
   Federal                                  $56,240     $44,499     $24,164
   State                                      8,910       6,241       3,112
 Deferred
   Federal                                   (1,619)      4,391        (234)
   State                                        326           -
 Tax law rate change                           (405)          -           -
 ---------------------------------------------------------------------------
    Total                                   $63,452     $55,131     $27,042
 ===========================================================================

    The effective tax rates for 1993, 1992, and 1991 were 34.46, 38.21, and
27.02 percent, respectively. Income tax expense was different than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

 (Dollars in thousands)                       1993        1992        1991
 ---------------------------------------------------------------------------
 Federal income tax rate                         35%         34%         34%
 ---------------------------------------------------------------------------
 Tax computed at statutory rate             $64,441     $49,061     $34,022
 Increase (decrease) resulting from:
   Tax-exempt interest                       (3,292)     (4,752)     (6,545)
   State income taxes                         5,848       4,120       2,053
   Minimum tax credit carryforward
          utilized                                -      (2,903)     (4,038)
   Deferred income taxes on HFC's
      retained earnings appropriated
      to absorb bad debt deductions               -       7,436           -
   Tax law rate changes                        (405)          -           -
   Other                                     (3,140)      2,169       1,550
 ---------------------------------------------------------------------------
    Total                                   $63,452     $55,131     $27,042
 ===========================================================================

   A deferred tax asset or liability is recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The temporary differences which gave rise to these deferred tax (assets) liabilities at December 31, 1993, were as follows:


                                         Deferred      Deferred
 (Dollars in thousands)                   Assets      Liabilities     Total
 ---------------------------------------------------------------------------
 Depreciation                           $      -        $ 2,982    $  2,982
 Loss reserves                           (43,023)             -     (43,023)
 Purchase accounting adjustments               -          7,738       7,738
 Foreclosed property                      (2,235)             -      (2,235)
 Lease operations                              -          7,527       7,527
 Retained earnings appropriated to
   absorb bad debt deductions                  -          6,145       6,145
 Other                                    (4,840)         1,459      (3,381)
 ---------------------------------------------------------------------------
 Net deferred tax (asset) liability
   at end of year                       $(50,098)       $25,851     (24,247)
 ==============================================================
 Less: Net deferred tax (asset) liability
         at beginning of year                                       (14,301)
      Impact of MNMC acquisition                                     (8,248)
                                                                ------------
 Deferred tax expense (benefit)                                    $ (1,698)
                                                                ============

NOTE 19 -- LOANS TO RELATED PARTIES
In the ordinary course of business, FTNC makes loans to its executive officers and directors as well as to other related persons and expects to continue to do so in the future. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility or other unfavorable features.
   Loans made to directors and executive officers of FTNC and their associates were $81,278,000 and $62,625,000 at December 31, 1993 and 1992, respectively.
The following table summarizes the changes to these amounts:

 (Dollars in thousands)                       1993         1992
 ----------------------------------------------------------------
 Balance at beginning of year              $  62,625    $  88,861
 Additions                                   121,803       87,074
 Deletions:
   Repayments                                 96,252      106,339
   No longer related                           6,898        6,971
 ----------------------------------------------------------------
          Total deletions                    103,150      113,310
 ----------------------------------------------------------------
 Balance at end of year                    $  81,278    $  62,625
 ================================================================

NOTE 20 -- BUSINESS SEGMENT INFORMATION
FTNC is primarily engaged in the banking business.
However, significant operations are conducted in the bond division. The bond division operations consist of units which buy and sell certain securities and loans.
      Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation from period-to-period has been consistently applied.
      The following table reflects the approximate amounts of consolidated revenue, expense, and assets for the three years ended December 31, for each segment:


 (Dollars in thousands)      Banking Group    Bond Division    Consolidated
 --------------------------------------------------------------------------
 1993
 Interest income             $  574,430         $ 12,037       $  586,467
 Interest expense               228,797           11,116          239,913
 --------------------------------------------------------------------------
      Net interest income       345,633              921          346,554
 Other revenues                 178,964           91,525          270,489
 Other expenses                 369,622           63,304          432,926
 --------------------------------------------------------------------------
      Pre-tax income         $  154,975         $ 29,142       $  184,117
 ==========================================================================
 Identifiable assets         $9,181,411         $427,437       $9,608,848
 --------------------------------------------------------------------------

 1992
 Interest income             $  586,082         $ 13,155       $  599,237
 Interest expense               264,195           12,108          276,303
 --------------------------------------------------------------------------
      Net interest income       321,887            1,047          322,934
 Other revenues                 144,734           80,275          225,009
 Other expenses                 348,041           55,606          403,647
 --------------------------------------------------------------------------
      Pre-tax income         $  118,580         $ 25,716       $  144,296
 ==========================================================================
 Identifiable assets         $8,507,588         $418,186       $8,925,774
 --------------------------------------------------------------------------

 1991
 Interest income             $  627,449         $ 13,147       $  640,596
 Interest expense               349,235           12,568          361,803
 --------------------------------------------------------------------------
      Net interest income       278,214              579          278,793
 Other revenues                 122,572           68,628          191,200
 Other expenses                 320,545           49,384          369,929
 --------------------------------------------------------------------------
      Pre-tax income         $   80,241         $ 19,823       $  100,064
 ==========================================================================
 Identifiable assets         $8,338,591         $422,124       $8,760,715
 --------------------------------------------------------------------------

        Capital expenditures and depreciation and amortization occurred primarily in the banking group. Capital expenditures were $31,150,000, $16,289,000, and $20,324,000 for the three years ended December 31, 1993, 1992, and 1991, respectively. Depreciation and amortization was $51,473,000, $40,456,000, and $25,897,000 for 1993, 1992, and 1991, respectively.

NOTE 21 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, FTNC is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers and to manage its own exposure to fluctuation in interest rates. These instruments expose FTNC to elements of credit and interest rate risk in addition to amounts reflected in the accompanying consolidated financial statements. These financial instruments include commitments to extend credit; standby, commercial, and similar letters of credit; commitments to sell securities; foreign exchange contracts; futures and forwards contracts; interest rate contracts; and mortgage loans sold with recourse. FTNC follows the same credit policies and underwriting practices in making commitments and conditional obligations as it does for on-balance sheet instruments. In addition, controls for these instruments related to approval, monetary limits, and monitoring procedures are established and reviewed by management's Asset/Liability Committee. In the opinion of management, these outstanding commitments and obligations do not represent unusual risk for FTNC. A summary of FTNC's off-balance sheet financial instruments at December 31, 1993 and 1992, is provided below:

(Dollars in millions)                                        1993             1992
- ----------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS WHOSE CONTRACT
AMOUNTS REPRESENT CREDIT RISK:
   Commitments to extend credit:
      Credit card lines                                     $1,300           $1,173
      Commercial real estate, construction,
         and land development                                  395               82
      Home equity                                              139              121
      Other                                                  1,013              828
   Standby and commercial letters of credit                    169              177
- -----------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS WHOSE NOTIONAL OR
CONTRACTUAL AMOUNTS EXCEED CREDIT RISK:
   Forward and futures contracts:
      Bond division commitments to purchase                 $  656           $  418
      Bond division commitments to sell                        603              410
      Mortgage banking commitments to sell                     634              104
   Interest rate swap agreements                             1,420               56
   Interest rate caps and floors
      and options written                                      503                1
   Mortgage loans sold with recourse                           710                -
   Foreign exchange rate contracts                               6                7
- -----------------------------------------------------------------------------------

         Commitments to extend credit are agreements to lend to a customer at a future date. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. FTNC evaluates each customer's creditworthiness on a case-by-case basis.
         Standby and commercial letters of credit are conditional commitments issued by FTNC to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. FTNC evaluates each customer's creditworthiness on a case-by-case basis.
         Mortgage loans sold with recourse are mortgages sold with provisions for recourse by MNMC, a mortgage banking affiliate acquired by FTBNA in 1993. These loans were sold with an agreement to repurchase the loan upon default. Credit risk exists to the extent of recourse, which totaled approximately $416 million at December 31, 1993. A reserve of $14.5 million has been established for these loans that may default in the future. These loans are reviewed on a regular basis to ensure that reserves are adequate to provide for foreclosure losses.
         The amount of collateral obtained, if deemed necessary by FTNC upon the extension of credit under these instruments, is based on management's credit evaluation of the counterparty. Collateral held varies but may include marketable securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Access to that collateral is maintained in various ways, mainly through the holding of notes, deeds, titles and receipts, through UCC filings, and through dual control over access to certain pledged marketable securities.
         Forward and futures contracts are contracts for delayed delivery of securities or financial instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. These obligations are generally short term in nature. Risks arise from the possible inability of counterparties to meet the terms of the contracts and from movements in the instruments' value and interest rates. The contractual amounts significantly exceed the future cash requirements, since FTNC has the ability to close open positions to purchase prior to settlement and thus would be subject only to the change in value of the instruments. Mortgage banking is committed to deliver mortgage loans under mandatory forward sales agreements. Such agreements may be filled with mortgage loans held for sale, mortgage loans purchased, or mortgage loans in process.
         An interest rate swap generally involves the exchange of interest payment obligations on a specified notional principal amount of assets or liabilities for an agreed-upon period of time without the exchange of the underlying principal amounts. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. During 1993, FTNC entered into a $1 billion interest rate swap agreement in order to minimize the impact from the expected narrowing of the spread earned between base rate loans and short-term market rate funding instruments. The agreement will mature in 1996. The 1993 impact on net interest income was a reduction of $200,000. An additional $400 million of swaps in index amortizing fixed rate instruments vs floating rate instruments were purchased as part of the on-going interest rate sensitivity management. These swaps have an embedded amortization feature which causes the maturity of these instruments to accelerate as interest rate levels change.
The maturity can vary between two years and four years depending on the level of the three month LIBOR beginning in 1995. The 1993 impact on net interest income was an increase of $1 million. FTNC is party to a similar agreement that was entered into during 1990. The remaining portion, $20 million, is scheduled to mature throughout 1994. The 1993 impact on net interest income was a reduction of $1.6 million.
         Interest rate caps and floors obligate one of the parties to make payments if an interest rate index exceeds a specified upper "capped" level or if the index falls below a specified lower "floor" level. During 1993, $250 million in federal funds caps were purchased and $250 million in base rate caps were sold, creating an interest rate collar that matures in 1996. At December 31, 1993, there was $540,000 in deferred collar expense. This expense is being amortized by the straight-line method over the life of the collar. During 1993, $210,000 of collar expense was recognized as a reduction to net interest income. Options written are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from or to the "seller" or "writer" of the option. As a writer of options, FTNC receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the options. Typically, FTNC purchases an option to offset the option written to reduce its risk exposure. At December 31, 1993, the exposure was immaterial to FTNC.
         FTNC also enters into commitments to purchase foreign currencies and U.S. dollar exchange which are agreements for delayed delivery of a foreign currency or U.S. dollar exchange in which the seller agrees to deliver, at a specified future date, a specified amount at a specified exchange rate. Risks arise from the possible inability of counterparties to meet the terms of their contracts. To reduce the exposure to risk, FTNC purchases a contract to offset the contract written. The exposure to these instruments at December 31, 1993, was immaterial.
         At December 31, 1993, there was also a $132,000 deferred loss resulting from an interest rate hedge related to the 1989 subordinated capital note issue. These notes mature in 1999. The loss is being amortized by the straight-line method over the life of the notes. The 1993 impact was to reduce net interest income by $24,000.
         For information related to the estimated fair value of the instruments refer to Note 23.

CONCENTRATION OF CREDIT RISK. FTNC grants commercial, agribusiness, residential, and consumer loans primarily to customers throughout Tennessee and its contiguous states through its banking facilities. Through the purchase of MNMC, mortgage loan originations have advanced into Maryland, Virginia, Pennsylvania, Delaware, New Jersey, and Colorado. Although FTNC has a diversified loan portfolio, the ability of its debtors to honor their contracts is to some extent dependent upon the economic conditions of the geographic regions in which they operate.

NOTE 22 -- SHAREHOLDER PROTECTION RIGHTS AGREEMENT
    In September 1989, FTNC adopted a Shareholder Protection Rights Agreement and distributed a dividend of one right on each outstanding share of common stock held on September 18, 1989, or issued thereafter and prior to the time the rights separate. Until a person or group acquires 10 percent or more of FTNC's common stock or commences a tender offer that will result in such person or group owning 10 percent or more of FTNC's common stock, the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $76.67.
        If any person or group acquires 10 percent or more of FTNC's common stock, then each right (other than rights beneficially owned by holders of 10 percent or more of the common stock or transferees thereof, which rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of FTNC common stock or participating preferred stock having a market value of twice the exercise price. Also, if FTNC is involved in a merger or sells more than 50 percent of its assets or earning power, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the acquiring company having a market value of twice the exercise price. If any person or group acquires between 10 percent and 50 percent of FTNC's common stock, FTNC'S Board of Directors may, at its option, exchange one share of FTNC common stock or one one-hundredth of a share of participating preferred stock for each right. The rights will expire on the earliest of one of the following three times: the time of the exchange described in the preceding sentence; September 18, 1999; or the date the rights are redeemed as described in the following sentence. The rights may be redeemed by the board of directors for $0.01 per right prior to the day when any person or group acquires 10 percent or more of FTNC's common stock.

NOTE 23 -- FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instruments is disclosed to comply with SFAS No. 107, "Disclosure about Fair Value of Financial Instruments."
The following table presents estimates of fair value for FTNC's financial instruments at December 31, 1993 and 1992:

                                                                          Impact
                                                  Book         Fair      Favorable     Percent
 (Dollars in thousands)                          Value        Value     (Unfavorable)  Change
 ---------------------------------------------------------------------------------------------
 AT DECEMBER 31, 1993:
 ASSETS:
 Loans (net of
 unearned income):
    Floating                                   $2,408,824   $2,410,839    $  2,015       --
    Fixed                                       2,834,439    2,953,342     118,903      4.2 +
    Nonaccrual                                     24,805       24,805          --       --
    Allowance for
        loan losses                              (103,734)    (103,734)         --       --
 -----------------------------------------------------------------------------------
           Total net loans                      5,164,334    5,285,252     120,918      2.3 +

 Liquid assets                                    323,863      323,863          --       --
 Mortgage warehouse loans held for sale           719,500      722,056       2,556      0.4 +
 Securities held for sale                          53,035       56,414       3,379      6.4 +
 Investment securities                          2,116,701    2,156,243      39,542      1.9 +
 Nonearning assets                                772,646      772,646          --       --
 -----------------------------------------------------------------------------------
 LIABILITIES:
 Deposits:
    Defined maturity                           $2,587,233   $2,624,550    $(37,317)     1.4 -
    Undefined maturity                          4,559,518    4,559,518          --       --
 -----------------------------------------------------------------------------------
           Total deposits                       7,146,751    7,184,068     (37,317)     0.5 -

 Short-term borrowings                          1,330,048    1,330,023          25       --
 Long-term debt                                    89,962      106,548     (16,586)    18.4 -
 Other noninterest-
    bearing liabilities                           188,575      188,751        (176)     0.1 -
 -----------------------------------------------------------------------------------
 OFF-BALANCE SHEET:
 Interest rate swaps
    paying floating rates                      $       --   $      291    $    291
 Futures and forwards                                  --          470         470
 Standby letters of credit                             --        2,117       2,117
 Commitments to
    extend credit                                   3,493        3,493          --
 ---------------------------------------------------------------------------------------------
 AT DECEMBER 31, 1992:
 ASSETS:
 Loans (net of
 unearned income):
    Floating                                   $2,349,498   $2,349,999    $    501       --
    Fixed                                       2,144,218    2,205,637      61,419      2.9 +
    Nonaccrual                                     28,712       28,712          --       --
    Allowance for
        loan losses                               (96,795)     (96,795)         --       --
 -----------------------------------------------------------------------------------
           Total net loans                      4,425,633    4,487,553      61,920      1.4 +

 Liquid assets                                    474,968      474,968          --       --
 Mortgage warehouse loans held for sale            87,590       87,900         310      0.4 +
 Securities held for sale                         119,162      122,669       3,507      2.9 +
 Investment securities                          2,911,943    2,971,053      59,110      2.0 +
 Nonearning assets                                641,885      641,885          --       --
 -----------------------------------------------------------------------------------
 LIABILITIES:
 Deposits:
    Defined maturity                           $2,836,870   $2,863,953    $(27,083)     1.0 -
    Undefined maturity                          4,079,892    4,079,892          --       --
 -----------------------------------------------------------------------------------
           Total deposits                       6,916,762    6,943,845     (27,083)     0.4 -

 Short-term borrowings                          1,010,283    1,010,383        (100)      --
 Long-term debt                                   126,872      135,353      (8,481)     6.7 -
 Other noninterest-
    bearing liabilities                           157,261      157,006         255      0.2 +
 -----------------------------------------------------------------------------------
 OFF-BALANCE SHEET:
 Interest rate swaps
    paying fixed rates                         $       --   $   (1,585)   $ (1,585)
 Futures and forwards                                  --         (663)       (663)
 Standby letters of credit                             --        1,330       1,330
 Commitments to                                        --
    extend credit                                   3,107        3,107          --
 ---------------------------------------------------------------------------------------------

         The following describes the assumptions and methodologies used to calculate the fair value for financial instruments.

FLOATING RATE LOANS. With the exception of 1-4 family residential floating rate mortgage loans, the fair value of floating rate loans is approximated by the book value. Floating rate 1-4 family residential mortgage loans reprice annually and will lag movements in market rates; whereas, commercial and consumer loans reprice monthly. The fair value for floating rate mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows, consisting of principal payments, interest payments, and repricings, are discounted with current FTNC prices for similar instruments applicable to the remaining maturity. Prepayment assumptions based on historical prepayment speeds have been applied to the 1-4 family residential floating rate mortgage portfolio.

FIXED RATE LOANS. The fair value for fixed rate loans is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted with current FTNC prices for similar instruments applicable to the remaining maturity. Prepayment assumptions based on historical prepayment speeds have been applied to the fixed rate mortgage and installment loan portfolios.

NONACCRUAL LOANS. The fair value of nonaccrual loans is approximated by the book value.

ALLOWANCE FOR LOAN LOSSES. The fair value of the allowance for loan losses is approximated by the book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

LIQUID ASSETS. The fair value of liquid assets is approximated by the book value. For the purpose of this disclosure, liquid assets consist of federal funds sold, securities purchased under agreements to resell, trading account securities, and investment in bank time deposits.

MORTGAGE WAREHOUSE LOANS HELD FOR SALE. Market quotes are used for the fair value of mortgage warehouse loans held for sale.

INVESTMENT SECURITIES. Market quotes are used for the fair value of investment securities.

SECURITIES HELD FOR SALE. Market quotes are used for the fair value of securities held for sale.

NONEARNING ASSETS. The fair value of nonearning assets is approximated by the book value. For the purpose of this disclosure, nonearning assets include cash and due from banks, accrued interest receivable, bond division receivables, and excess mortgage servicing fees.

DEFINED MATURITY DEPOSITS. The fair value for defined maturity deposits is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted with FTNC prices for similar instruments applicable to the remaining maturity. For the purpose of this disclosure, defined maturity deposits include all certificates of deposit and other time deposits.

UNDEFINED MATURITY DEPOSITS. The fair value of undefined maturity deposits is required by the statement to equal the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

SHORT-TERM BORROWINGS. The fair value of federal funds purchased, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings is approximated by the book value. Market quotes are used for Federal Home Loan Bank borrowings.

LONG-TERM DEBT. The fair value for long-term debt is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted using the current yield to maturity for FTNC's outstanding long-term debt as quoted by Keefe, Bruyette and Woods, Inc.

OTHER NONINTEREST-BEARING LIABILITIES. For the purpose of this disclosure, other noninterest-bearing liabilities include accrued interest payable and bond division payables. Accrued interest, which is not payable until the maturity of an instrument, has been discounted to its present value given current market rates and the maturity structure of the financial instrument. The fair value of bond division payables is approximated by the book value.

OFF-BALANCE SHEET. Market quotes are used for off-balance sheet hedging instruments (interest rate swaps, futures, and forwards). Fair values for standby letters of credit were estimated using fees currently charged to enter into similar agreements with similar maturities. The book value for commitments to extend credit, which approximates the fair value, represents accruals or deferred income arising from related unrecognized financial instruments.

NOTE 24 -- CONDENSED FINANCIAL INFORMATION
Following are condensed statements of the parent company:

STATEMENTS OF CONDITION                           December 31
                                             ----------------------
(Dollars in thousands)                         1993         1992
- -------------------------------------------------------------------
Assets:
Cash                                        $     222    $   6,327
Securities purchased from subsidiary
  bank under agreements to resell              50,956       55,712
- -------------------------------------------------------------------
       Total cash and cash equivalents         51,178       62,039
Other securities                                5,906        5,502
Notes receivable--short-term                      --        25,000
Notes receivable--long-term                    75,000       75,046
Investments in subsidiaries at equity:
    Bank                                      657,513      491,250
    Non-bank                                   10,476       95,078
Other assets                                   23,720       20,760
- -------------------------------------------------------------------
       Total assets                         $ 823,793    $ 774,675
===================================================================
Liabilities and shareholders' equity:
Commercial paper and other
  short-term borrowings                     $  32,283    $  21,856
Accrued employee benefits
  and other liabilities                        23,081       29,077
Long-term debt                                 89,444      126,229
- -------------------------------------------------------------------
       Total liabilities                      144,808      177,162
Shareholders' equity                          678,985      597,513
- -------------------------------------------------------------------
       Total liabilities and
         shareholders' equity               $ 823,793    $ 774,675
===================================================================

STATEMENTS OF INCOME                      Year Ended December 31
                                    ---------------------------------
(Dollars in thousands)                 1993       1992        1991
- ---------------------------------------------------------------------
Dividend income:
  Bank                             $  41,837   $  32,375   $  29,920
  Non-bank                              --         6,283       5,191
- ---------------------------------------------------------------------
       Total dividend income          41,837      38,658      35,111
Interest income                        9,412      10,626      12,248
Management fees                       18,611      16,529      13,448
Other income                              29           3           8
Equity security gain (loss)             --            71        (558)
- ---------------------------------------------------------------------
       Total income                   69,889      65,887      60,257
- ---------------------------------------------------------------------
Interest expense:
  Short-term debt                        927         838       1,641
  Long-term debt                       9,157      10,678      11,477
- ---------------------------------------------------------------------
       Total interest expense         10,084      11,516      13,118
Salaries, employee benefits and
  other expense                       18,594      16,579      13,822
- ---------------------------------------------------------------------
       Total expense                  28,678      28,095      26,940
- ---------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  net income of subsidiaries          41,211      37,792      33,317
Applicable income taxes               (1,284)     (2,342)     (1,350)
- ---------------------------------------------------------------------
Income before equity in
  undistributed net income
  of subsidiaries                     42,495      40,134      34,667
Equity in undistributed net
  income of subsidiaries:
    Bank                              76,575      58,399      33,107
    Non-bank                           1,595      (9,368)      5,248
- ---------------------------------------------------------------------
Net income                         $ 120,665   $  89,165   $  73,022
=====================================================================

STATEMENTS OF CASH FLOWS                         Year Ended December 31
                                             -------------------------------
(Dollars in thousands)                         1993       1992       1991
- ----------------------------------------------------------------------------
Operating activities:
  Net income                                $ 120,665  $  89,165  $  73,022
  Less undistributed net income
    of subsidiaries                            78,170     49,031     38,355
- ----------------------------------------------------------------------------
  Income before undistributed                  42,495     40,134     34,667
    net income of subsidiaries
  Adjustments to reconcile income
    to net cash provided by
    operating activities:
      Provision for deferred income taxes      (1,228)    (1,077)    (1,654)
      Depreciation and amortization             2,405      2,149      1,414
      Investment securities losses (gains)        --         (71)       558
      Net (increase) decrease in:
        Interest receivable                       291        156        153
        Other assets                             (611)     8,303     (1,331)
      Net increase (decrease) in:
        Interest payable                         (329)      (236)      (272)
        Other liabilities                       2,942     (2,919)     6,421
- ----------------------------------------------------------------------------
           Total adjustments                    3,470      6,305      5,289
- ----------------------------------------------------------------------------
           Net cash provided by
           operating activities                45,965     46,439     39,956
- ----------------------------------------------------------------------------
Investing activities:
  Proceeds from maturity of
    investment securities                       5,000       --        5,000
  Proceeds from sale of
    investment securities                        --       1,084        --
  Payments for purchase of:
    Investment securities                      (5,439)       --      (5,047)
    Premises and equipment                       (539)      (378)      (265)
  Net decrease in loans                        25,046        --         --
  Return of investments                            13         13         19
  Investment in subsidiaries                     (971)       --      (2,902)
- ----------------------------------------------------------------------------
           Net cash provided (used) by
             investing activities              23,110        719     (3,195)
- ----------------------------------------------------------------------------
Financing activities:
  Proceeds from exercise
    of stock options                            2,014      5,272      2,679
  Payments for:
    Long-term debt                            (36,850)      (426)       --
    Cash dividends                            (50,730)   (27,927)   (38,695)
    Repurchase of common stock                 (4,797)    (1,138)    (4,227)
  Increase (decrease) in borrowings            10,427        198     (6,535)
- ----------------------------------------------------------------------------
           Net cash used by
             financing activities             (79,936)   (24,021)   (46,778)
- ----------------------------------------------------------------------------
           Net increase (decrease)
             in cash and
             cash equivalents                 (10,861)    23,137    (10,017)
- ----------------------------------------------------------------------------
           Cash and cash equivalents
             at beginning of year              62,039     38,902     48,919
- ----------------------------------------------------------------------------
           Cash and cash equivalents
             at end of year                 $  51,178  $  62,039  $  38,902
============================================================================

Total interest paid                         $  10,377  $  11,680  $  13,348
Total income taxes paid                        55,484     40,000     20,091

============================================================================

___________________________________________________________________
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of First Tennessee National Corporation:

  We have audited the accompanying consolidated statements of condition of First Tennessee National Corporation (a Tennessee corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1991 financial statements of Home Financial Corporation, a company acquired during 1992 in a transaction accounted for as a pooling of interests, as discussed in Note 2. Such statements are included in the consolidated financial statements of First Tennessee National Corporation. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for Home Financial Corporation for 1991, is based solely upon the report of the other auditors.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
  In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee National Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
  As discussed in Note 14 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions.



Memphis, Tennessee,
January 18, 1994


                                                   Arthur Andersen & Co.

                        MANAGEMENT DISCUSSION & ANALYSIS

CONSOLIDATED FINANCIAL REVIEW

   First Tennessee National Corporation (FTNC) is the largest Tennessee-based bank holding company. FTNC offers a wide range of financial services to consumers, businesses, financial institutions, and governments.
   On October 1, 1993, First Tennessee Bank National Association (FTBNA), a subsidiary of FTNC, completed the acquisition of Maryland National Mortgage Corporation (MNMC) for approximately $114 million in cash. The total purchase price included value for purchased mortgage servicing rights and approximately $41 million for tangible net assets. MNMC, which became a subsidiary of FTBNA at the close of the transaction, was the wholly owned mortgage banking subsidiary of MNC Financial, Inc., a Baltimore-based bank holding company. MNMC and its subsidiary, Atlantic Coast Mortgage Company, originate and service residential mortgage loans through a network of 31 offices primarily in Maryland, Virginia, Pennsylvania, Delaware, New Jersey, and Colorado. In 1993, MNMC originated $3.1 billion in mortgage loans and at year-end serviced $4.4 billion in mortgage loans. MNMC will continue to operate from its current headquarters in Baltimore.
   On December 31, 1993, FTNC completed its acquisition of New South Bancorp
(NSB) by merging into FTNC, NSB, the parent of New South Bank which has offices in Southaven, Como, and Crenshaw, Mississippi. Simultaneously, New South Bank merged into First Tennessee Bank National Association Mississippi. At December 31, 1993, NSB had $35 million in total assets, $32 million in total deposits, and $3 million in capital.
   On January 4, 1994, FTNC completed the acquisition of SNMC Management Corporation (SNMC) for approximately $68 million in FTNC common stock. SNMC, which became a subsidiary of FTBNA at the close of the transaction, is the parent of Sunbelt National Mortgage Corporation (Sunbelt), both of which are headquartered in Dallas. Sunbelt originates and services residential mortgage loans primarily through a network of 40 offices in 14 states, with most of the originations occurring in the Southwest, Florida, and North Carolina. In 1993, Sunbelt originated $3.3 billion in mortgage loans and at year-end serviced $6.1 billion in mortgage loans. SNMC will continue to operate from its current headquarters in Dallas.
   On March 1, 1994, Highland Capital Management Corp. (HCMC) merged with First Tennessee Investment Management, Inc. (FTIM), a wholly owned subsidiary of FTNC. The combined organization became a subsidiary of FTNC with the name Highland Capital Management Corp. and manages $2.6 billion in fixed income and equity securities.
   On July 28, 1993, FTNC and Cleveland Bank and Trust Company (CBT) of Cleveland, Tennessee, announced the execution of a definitive agreement providing for the acquisition of CBT by FTNC. CBT had $227 million in assets, $200 million in deposits, and $23 million in capital at December 31, 1993.
This transaction is expected to close in the first quarter of 1994.
   In addition to expanding the core banking franchise in Tennessee markets, FTNC's strategy is to extend its market presence into attractive markets outside of Tennessee. Further expansion of other key business lines, such as the bond division, mortgage banking, credit card, merchant credit card processing, check processing, and trust services is expected to occur as appropriate opportunities are identified.
   This section provides a narrative discussion and analysis intended to cover the significant factors that affected FTNC's financial condition and results of operations for the last three years. The consolidated financial statements and accompanying notes should be read in conjunction with this discussion and the tables and graphs which are set forth immediately following this Consolidated Financial Review.


FINANCIAL PERFORMANCE SUMMARY

    FTNC reported record earnings for 1993. Net income per share for 1993 was $4.26 compared to $3.19 per share for 1992 and $2.63 per share for 1991. Net income totaled $120.7 million in 1993 versus $89.2 million in 1992 and $73.0 million in 1991.

    Two key measures of profitability in the banking industry are return on average equity (ROE) and return on average assets (ROA). ROE was 18.99 percent in 1993 versus 15.44 percent in 1992 and 14.14 percent in 1991. ROA rose to
1.35 percent in 1993 from 1.07 percent in 1992 and .95 percent in 1991.
    The 1992 earnings were impacted by the one-time acquisition expenses of Home Financial Corporation (HFC) during the fourth quarter. These expenses reduced earnings per share by 56 cents, and after adjusting for this impact, the return on equity would have been 18.14 percent and the return on assets would have been 1.26 percent.
    In addition, higher net interest income (NII), a lower provision for loan losses, and strong growth in noninterest income contributed to the improved profitability. Increased noninterest expense partially offset the improvement in earnings. Supporting the growth in NII was a higher level of average earning assets. The net interest margin (NIM) remained stable at 4.35 percent in 1993 compared to 4.37 percent in 1992. The decline in the loan loss provision reflected the continued improvement in asset quality which has occurred over the last three years. Noninterest income provided a significant contribution to 1993 earnings, reaching approximately 44 percent of total revenues. Growth in noninterest income was led by a substantial increase in mortgage banking revenues, primarily related to the MNMC acquisition followed by increases in income from the bond division, service charges on deposit accounts, bank card fees, trust services, and other noninterest income. The increase in noninterest expense was primarily due to the acquisitions in 1993 which were included in the results of operations from the dates of acquisition without restating prior years, and from higher personnel costs in the commission-driven businesses of the bond division and mortgage banking.
    The earnings improvement in 1992 was also achieved through higher NII, growth in noninterest income, and a lower loan loss provision. NII growth was the result of growth in average earning assets and an increase in the NIM.
The growth in noninterest income was due primarily to an increase in bond division revenues followed by increases in income from service charges on deposit accounts, bank card fees, trust services, and mortgage banking. The reduction in the loan loss provision was the result of improvements in credit quality during the year. An increase in noninterest expenses between years reduced the overall improvement in earnings in 1992. The increase in noninterest expense was primarily due to the one-time merger costs related to the HFC acquisition and higher personnel costs.
    The 1991 earnings reflected improvements in NII, growth in noninterest income, and a lower loan loss provision. Higher NII resulted from an increase in average earning assets and a wider NIM. The growth in noninterest income was due primarily to an increase in bond division revenues, followed by increased income from service charges on deposit accounts, bank card fees, trust services, and mortgage banking. The reduction in the loan loss provision was the result of improvements in credit quality during the year. An increase in noninterest operating expenses between years reduced the overall improvement in earnings in 1991. The 1991 results include the acquisition of Valley Fidelity Bank and Trust Company (Valley) from September
1, 1991, forward.


EARNINGS ANALYSIS

NET INTEREST INCOME

    NII is the principal source of earnings for FTNC. For purposes of this discussion, NII has been adjusted to a fully taxable equivalent basis for certain tax-exempt loans and investments included in earning assets.
    NII for 1993 was $351.9 million, an increase of 6.4 percent from the $330.6 million reported for 1992. NII grew 14.6 percent in 1992 from the $288.6 million reported for 1991. The improvement in NII for 1993 was due to a higher volume of average earning assets. The NIM changed to 4.35 percent in 1993 from 4.37 percent in 1992, slightly reducing NII growth through the year. The acquisition of MNMC during the fourth quarter increased NII due to the substitution of higher yielding mortgage warehouse loans for investment securities. In 1992 and 1991 a higher level of earning assets also contributed to the increase in NII; moreover, an increase in the NIM positively impacted NII. In addition, the acquisition of Valley during the third quarter of 1991 supported the growth in NII for 1992 and 1991 by providing a significant portion of the increase in earning assets and core deposits for the two-year period.
        Growth in average earning assets of 7.0 percent to $8.1 billion provided almost all of the increase in NII in 1993. Average earning assets increased 8.4 percent to $7.6 billion in 1992. In 1991 average earning assets reached $7.0 billion, a 6.7 percent increase from the preceding year. Improved loan growth returned in 1993, stabilizing the earning asset mix. Average loans, net of unearned income, grew 9.6 percent for the year and raised its percentage of average earning assets to 61.1 percent while holding the percentage of average investment and held for sale securities to earning assets flat at 34.9 percent. This was in contrast to the two previous years when the increase in average earning assets was primarily allocated to the purchase of securities due to the weak demand for commercial loans. In 1992 average investment and held for sale securities comprised 34.9 percent of average earning assets compared to 26.4 percent in 1991. At the same time, average loans, net of unearned income, grew at a much slower rate, causing its percentage of average earning assets to decline. In 1992 average loans, net of unearned income, comprised 59.7 percent of average earning assets compared to
62.0 percent in 1991.
    The growth in average earning assets was funded by increases in short-term purchased money and net free funding during 1993. Average interest-bearing core deposits, which had primarily funded the previous years' increases, remained flat in 1993, as low interest rates forced many depositors into alternative investments. Average interest-bearing core deposits continued to be FTNC's largest source of funding, providing 60.4 percent of the required earning asset funding.
    NIM averaged 4.35 percent in 1993, compared to 4.37 percent in 1992 and
4.13 percent in 1991. In contrast to the margin, the net interest spread continued to widen. The net interest spread increased to 3.70 percent in 1993 from 3.62 percent in 1992 and 3.19 percent in 1991. These increases in the spread reflect the repricing and rate sensitivity characteristics of FTNC's balance sheet; however, the low interest rate environment has reduced the impact of net free funds on NIM, offsetting the improvement in the net interest spread.
    NIM should remain stable in 1994 as the mortgage banking acquisitions impact the full year, the percentage of loans to earning assets rises further, and the economy continues to grow.


PROVISION FOR LOAN LOSSES

   Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb all estimated losses inherent in the loan portfolio. The allowance is increased by the provision and decreased by loan charge-offs, net of recoveries. The evaluation process to determine potential losses includes consideration of the industry, specific conditions of the individual borrower, and the general economic environment. As these factors change, the level of loan loss provision changes.
   In 1993 the provision totaled $34.5 million, an $8.7 million decrease from the $43.2 million reported in 1992 and a $19.4 million decline from the 1991 provision of $53.9 million. These substantial decreases in the provision reflect the significant improvement that has occurred in asset quality since 1990.
     Additional discussion of asset quality can be found under Credit Risk Management and Asset Quality.


NONINTEREST INCOME

    Total noninterest income for the year rose 20.2 percent compared to a 17.7 percent increase in 1992 and a 23.2 percent increase in 1991. The increase in 1993 over 1992 was 19.0 percent after adjusting for the impact of securities transactions in both years. Details of noninterest income components are presented in the Analysis of Noninterest Income and Noninterest Expense table.
    Mortgage banking income grew 168.8 percent in 1993. This increase was primarily related to the MNMC acquisition, which was accounted for as a purchase. MNMC added approximately $4.4 billion to the mortgage loan servicing portfolio at December 31 and originated $908 million in mortgage loans during the fourth quarter. Excluding the impact of MNMC, mortgage banking income grew 8.5 percent in 1993. The 1992 increase was 27.4 percent compared to a
6.7 percent increase in 1991. In general, FTNC's mortgage banking fee income growth was due to increased mortgage servicing fees and increased loan origination volume.
    Bond division revenues increased 14.0 percent in 1993 following a 17.0 percent increase in 1992 and a 64.6 percent increase in 1991. The improved performance has primarily been the result of increased market penetration across the nation, additional products, and the diversification of the customer base. Further discussion of bond division revenues is included in the Bond Division discussion.
    Net securities gains amounted to $725,000 in 1993, as securities were sold in the normal course of business and in anticipation of the adoption of a new accounting standard on January 1, 1994, while venture capital had net losses. Securities losses totaled $1.7 million in 1992 compared to an $853,000 loss in 1991. The net losses in 1992 included a markdown of $1.4 million on the investment securities classified as securities held for sale at December 31, 1992. In 1991 net losses were primarily related to valuation adjustments on equity and debt securities which in the opinion of management had been permanently impaired. Excluding bond division revenues, mortgage banking revenues, and security transaction gains or losses, noninterest income increased 10.4 percent in 1993 over 1992.
    Income from service charges on deposit accounts rose 8.7 percent in 1993 after a 17.3 percent increase in 1992 and 15.4 percent growth in 1991. The growth in 1993 was primarily related to an increase in services sold to businesses and a lower earnings credit rate on corporate demand deposit accounts. The 1992 and 1991 growth rates were also impacted by an increased level of services sold to businesses; moreover, the combination of a larger number of accounts and an increase in the fee for FDIC insurance contributed to the higher growth in income from service charges.
    Bank card income, which includes both cardholder and merchant processing fees, increased 9.3 percent in 1993 compared to an 8.3 percent increase in 1992 and a 16.5 percent increase in 1991. The increases experienced over the last three years primarily reflect growth in the volume of merchant credit card transactions processed. In addition, the 1991 increase was positively impacted by a significant change in pricing during the year.
        Trust services income rose 10.7 percent compared to 12.0 percent growth in 1992 and 16.2 percent in 1991. Growth in trust services income was the result of increased customer activity in personal trusts and employee benefit plans. The addition of Valley's trust business during 1991 contributed to the higher growth rates in trust services fees in 1992 and 1991. Assets under management by the trust division and FTIM at the end of 1993 approximated $3.5 billion and total trust assets including custodial accounts were approximately $13.1 billion.
    Total other noninterest income grew 13.0 percent in 1993 compared to a 29.5 percent increase in 1992 and a decrease of 11.7 percent in 1991. The largest source of the growth in 1993 was a 33.9 percent increase in income from other service charges, primarily related to the additional sales of mutual fund products, reflecting FTNC's response to changing customer needs. Income from check clearing fees increased 12.4 percent in 1993 as the volume of checks processed by First Express, FTNC's national check processing operation, continued to grow. The remainder of the increase was spread among several other noninterest categories.
    One-third of the 17.7 percent increase in noninterest income in 1992 was attributable to an increase in bond division revenue, reflecting a continuation of the national market share growth and an expanded product line. Also contributing to the increase in noninterest income was a 17.3 percent increase in income from service charges on deposit accounts, followed by an 8.3 percent increase in bank card income, and a 12.0 percent increase in trust services income. The remainder of the increase was spread among several other income categories including check clearing fees and other service charges.
    Noninterest income increased 23.2 percent in 1991 due to a 64.6 percent increase in bond division income, a 15.4 percent increase in income from service charges on deposits accounts, a 16.5 percent increase in bank card income, and a 16.2 percent increase in trust services income.


NONINTEREST EXPENSE

    Noninterest operating expense increased 10.5 percent in 1993. The increase was 14.1 percent in 1992 and 18.3 percent in 1991. Details of the components of noninterest operating expense are listed in the Analysis of Noninterest Income and Noninterest Expense table.
    The 10.5 percent, or $37.9 million, increase in 1993 includes the impact of the MNMC and NSB acquisitions in the fourth quarter of 1993. These acquisitions added $20.4 million to expenses in the fourth quarter of 1993. One-time expenses of $10.4 million, primarily related to the HFC merger, were recorded in 1992. Excluding these expenses from both years, noninterest expense increased $27.9 million, or 8.0 percent, in 1993.
    Salaries and employee benefits, the single largest expense category of noninterest expense, accounted for approximately 75 percent of the $27.9 million increase between 1993 and 1992. A significant portion of the increase in personnel costs was an increase of 15.0 percent in personnel expenses from bond division activities. These expenses generally move in direct relationship with the revenues generated by the bond division. In addition, the personnel expense in FTNC's mortgage banking division also rose significantly as customer activity increased in 1993. These expenses grew 33.1 percent in 1993 as originations rose from $469 million in 1992 to $685 million in 1993. Like the bond division, these expenses generally move in direct relationship with revenue. Excluding these expenses, salaries and employee benefits increased
8.9 percent compared to 1992. The remainder of the increase was primarily due to the expansion of several other lines of business, regular salary increases, and higher medical claims.
    Operations services expense grew 10.9 percent in 1993 from the previous year. These costs are related to management of data processing functions by third parties. The largest part of the expense is represented by an agreement FTNC has with International Business Machines Corporation to manage FTNC's computer and telecommunications operations and related maintenance contracts.
    Excluding the amortization related to the MNMC acquisition, the amortization of intangible assets declined by $4.2 million in 1993 as a portion of the core deposit intangible assets related to acquisitions in East Tennessee became fully amortized in the first half of 1993. However, the acquisition of MNMC partially offset this favorable impact when it added $73.9 million to intangible assets during the fourth quarter. This expense item will increase in 1994 as the amortization of MNMC's intangible assets impacts the entire year, and the acquisition of SNMC adds additional intangible assets.
    Other noninterest expense increased 5.0 percent in 1993 compared to 1992. The increase in other noninterest expense was spread among several expense items including advertising, travel and entertainment, fed service fees, supplies, and employee training. One noninterest expense category declined significantly during 1993. Market writedowns on foreclosed property decreased by approximately $3 million in 1993 due to the substantial improvement in asset quality.
    The increase of 14.1 percent, or $44.5 million, in noninterest expense during 1992 was related to several factors. The largest single factor was the $10.4 million in one-time expenses, primarily related to the HFC acquisition. Secondly, the bond division contributed $6.2 million of the growth due to higher volume. Amortization of intangible assets increased $3.2 million, as the Valley acquisition in September 1991 increased intangible assets by $34.5 million. Lastly, an increase in the FDIC premium rate added $2.4 million to expenses. Excluding these amounts, noninterest operating expenses increased
7.1 percent in 1992, primarily related to the acquisition of Valley.

  The 18.3 percent increase in noninterest expense during 1991 was primarily attributable to four items. The largest, accounting for $16.1 million of the increase, was bond division expense. Expenses associated with the Valley acquisition, including one-time merger costs of $1.0 million, accounted for another $7.1 million of the increase. The third item, an increase in the FDIC premium rate over the prior year, contributed $5.7 million of the increase. Finally, $5.9 million was the result of writedowns, losses, and other costs of foreclosed properties during the period. Excluding these amounts, noninterest operating expenses increased 5.3 percent in 1991 over the previous year.


INCOME TAXES

    The Omnibus Budget Reconciliation Act of 1993 was enacted in August and raised the federal income tax rate from 34 percent to 35 percent retroactively to January 1, 1993. The law also further limited the deductibility of certain expenses of FTNC and changed the amortization of certain intangible assets for tax purposes. The net impact of the increased statutory rate was partially reduced by lower deferred taxes related to the rate change.
    Effective income tax rates, or taxes as a percentage of pre-tax income, were 34.5 percent in 1993, 38.2 percent in 1992, and 27.0 percent in 1991. The tax rate for 1992 was higher than the statutory rate primarily due to the recognition of $7.4 million of deferred taxes on HFC's retained earnings appropriated to absorb bad debt deductions. The effective tax rate for each year was lowered as a result of income earned from tax-exempt loans and securities. Had interest earned on tax-exempt investments been adjusted to a fully taxable equivalent basis, the effective tax rates would have been 36.3 percent in 1993, 41.3 percent in 1992, and 33.5 percent in 1991.
    In February 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 109, "Accounting for Income Taxes," which supersedes SFAS No. 96.
SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, was effective for fiscal years beginning after December 15, 1992. FTNC adopted SFAS No. 109 as of January 1, 1993. The adoption of SFAS No. 109 did not have a significant impact on FTNC's financial statements.
         Based on the average national federal funds rate, indirect taxes in the form of foregone interest on balances maintained with the Federal Reserve amounted to $3.0 million in 1993.


BOND DIVISION

   The bond division buys and sells fixed income securities and provides securitization and advisory services for customers across the country. The customer base is primarily comprised of commercial banks, thrift institutions, credit unions and other institutional investors. The fixed income securities include various types of U.S. Treasury securities, other federal agency obligations, mortgage-backed securities, municipal bonds, and money market instruments. The division is active in underwriting federal agency securities and municipal bonds. In addition to dealer activities, it also provides management consulting services in areas such as financial analysis, asset/liability management, tax planning, portfolio accounting, and regulatory compliance. A subsidiary of FTBNA, First Tennessee Capital Assets Corporation, operates in conjunction with the bond division to securitize, buy and sell mortgage loans, and provide consulting for financial institution mergers and acquisitions.
   Bond division revenues are obtained primarily from the sale of securities as both principal and as agent. Trading activity is limited to the procurement of inventory for distribution to customers by the sales staff. Inventory is hedged to protect against movements in interest rates. Commissions paid to the sales force represent the largest expense category for the division.
   Pre-tax income for the division was $29.1 million, an increase of 13.3 percent from the $25.7 million reported for 1992. This compares to pre-tax income of $19.8 million in 1991. Revenue growth has been the source of these increases over the last three years as increased market penetration across the nation resulted in a larger customer base and increased customer activity. Additional products and diversification of the customer base also contributed to the revenue growth during this period. The 1993 revenues reached $103.6 million, exceeding the $93.4 million and $81.8 million in 1992 and 1991, respectively.
   The division has institutional customers located throughout the country. It competes with other regional and national firms on the basis of service quality and price. During the last several years, the division has also become one of the nation's leading underwriters of large federal agency issues, furthering its national presence.


MORTGAGE BANKING

   During 1993, FTNC executed a mortgage banking acquisition strategy. The objective of this strategy was to create a mortgage banking operation with a diverse nationwide origination base, an optimal mix of mortgage loan originations and servicing, and the size to capture the economies of scale related to mortgage banking activities. If MNMC and SNMC results are added to FTNC, FTNC would have reached the top 25 in mortgage loan originations and the top 30 in mortgage loan servicing nationally.
   FTNC originated approximately $1.5 billion in mortgage loans in 1993.
Adding the first nine months of MNMC and the full year of SNMC originations for 1993, the total mortgage banking operations would have originated $7.2 billion in mortgage loans. Approximately 47 percent of the total originated volume was related to refinancings. As interest rates begin to rise gradually in 1994, the refinancing activity is expected to decline.
   At December 31, 1993, FTNC had approximately $7.2 billion in servicing. The total combined servicing portfolio for FTNC, MNMC, and SNMC would have been $13.2 billion. As mortgage loans are originated and servicing retained, the servicing portfolio should increase to build a significant future earnings stream. As interest rates begin to rise and the average coupons on the servicing portfolios approach current market rates, the prepayments are expected to slow, reducing the amount of mortgage loan servicing run-off experienced.
   As a continuation of its acquisition strategy, FTNC will continue to evaluate potential mortgage banking acquisitions with the objective of completing its geographic diversification.


ASSET/LIABILITY MANAGEMENT

   Two factors affecting efficient asset/liability management are interest rate risks and liquidity needs. The primary objective of interest rate sensitivity management is to maintain NII growth while reducing exposure to the risks inherent in interest rate movements. Liquidity is provided by a well-structured balance sheet. Management's Asset/Liability Committee meets regularly to review FTNC's interest rate sensitivity position and liquidity.


INTEREST RATE SENSITIVITY

   FTNC's Asset/Liability Committee, an executive-level management committee, subjects earnings projections to a variety of interest rate scenarios as well as pricing, maturity, growth and mix strategies to make informed decisions to increase income and limit interest rate risk.
   FTNC's goal is to stabilize the NIM by minimizing the size of the rate sensitivity position. One Asset/Liability Committee guideline is to maintain an interest sensitivity gap position between the volume of assets and the volume of liabilities repricing within one year below 5 percent of earning assets. At December 31, 1993, the balance sheet was rate sensitive by $65 million more liabilities than assets scheduled to reprice within one year. At .8 percent of earning assets, this position was within guideline limits and represented a relatively neutral position.
   In addition, the Asset/Liability Committee monitors the impact of changes in the level of interest rates, the steepness of the yield curve, and market spreads on NII. Results from recent NII simulations estimated that NII was relatively unchanged given a 200 basis point parallel shift in the level of interest rates. In addition, management periodically analyzes the effect on NII of severe stress test scenarios in which the current steepness of the yield curve is reduced significantly and loan and deposit spreads narrow sharply.
        Off-balance sheet transactions such as interest rate swaps, forwards, and options are used to manage rate sensitivity and to increase flexibility and profitability in an increasingly competitive environment. These transactions are only used to hedge potential fluctuations in income or market values and are not used to generate speculative earnings.
        Forward contracts at the bond division represent pending customer transactions that are non-regular way settlements. These totaled $1.3 billion at December 31, 1993. Mortgage banking hedges mortgage commitments that management expects to fund and securitize. These mortgage banking forwards totaled $634 million at year-end. This year's increase in futures and forwards contracts is primarily related to FTNC's mortgage banking expansion. The forward contracts at the bond division normally settle within 30 days and mortgage banking hedges usually close within three months.
        The notional value of interest rate swaps, caps, floors, and options written at December 31, 1993, was $1.9 billion compared to $57 million at December 31, 1992. The volume of these off-balance sheet instruments increased significantly in 1993 as FTNC recognized several opportunities to hedge potential NII risks. A $1 billion prime rate versus fed funds rate swap was added in order to minimize the impact from the eventual narrowing in the spread between base rate loans and short-term market rates. The notional amount of this swap which matures in 1996 approximated one-half of FTNC's loans indexed to this rate. Additionally, $250 million in fed funds caps were purchased and $250 million in prime rate caps were sold, creating an interest rate collar which will reduce the potential impact of a lag in the prime rate as the fed funds rate begins to rise. Another $400 million in index amortizing fixed vs. floating rate swaps were purchased as part of FTNC's on-going interest rate sensitivity management.
        The Asset/Liability Committee continuously reviews the opportunities available from off-balance sheet instruments in its effort to hedge the rate sensitivity position. The current limits and exposure to counterparties is reviewed in the counterparty credit risk management process which is discussed further in the Credit Risk Management and Asset Quality section. Currently FTNC has only primary dealers and AAA rated swap counterparties and includes mutual margining agreements whenever possible to limit potential exposure.


LIQUIDITY

   FTNC's goal is to maintain adequate liquidity to meet potential funding needs of loan and deposit customers. This is achieved by maintaining a stable base of core deposits and other interest-bearing funds; accessibility to local, regional, and national funding sources; readily marketable assets; and diversity in customers, products, and market areas. The ability to maintain liquidity also is enhanced by adequate earnings power and adequate capital.
The Asset/Liability Committee establishes management guidelines which monitor the current liquidity position and ensure an adequate funding capacity.
   Long-term liquidity needs are provided by a large core deposit base and a strong capital position. Core deposits are the most stable source of liquidity a bank can have due to the long-term relationship with deposit customers and the insurance on deposits provided by the FDIC. In 1993, 71.0 percent of total average assets were funded by core deposits, below the 74.3 percent in 1992.
At this percentage, core deposits represent the primary funding source for FTNC's balance sheet activities.
   Shareholders' equity and long-term debt contribute to long-term liquidity by reducing the need to access short-term funding sources continually, especially those that must be obtained from the national money markets. In 1993, the average equity to average assets ratio improved to 7.08 percent, the strongest capital position in more than a decade. Furthermore, average long-term debt as a percentage of equity amounted to 15.0 percent in 1993 compared to 22.1 percent in 1992.
   Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of FTNC to attract funds from various sources on a cost competitive basis. During 1993, FTNC received upgrades from two rating agencies, reflecting FTNC's strong earnings performance and capital position. The Fitch credit rating for FTNC's sinking fund debenture was raised to A from A- and the Moody's credit rating on FTNC's subordinated debt was improved to Baa1 from Baa2.
   Short-term needs for funds can arise from reductions in deposits or other funding sources, drawdowns of commitments, requests for new loans, and incremental investment portfolio needs. Relationships with an extensive local and regional customer base plus a substantial network of downstream correspondent banks meet the majority of these needs; however, additional funds can be raised from national money markets when necessary. Short-term funding sources, including certificates of deposits over $100,000 and other interest-bearing liabilities, were purchased primarily from existing customers and averaged 18.6 percent of average assets in 1993, compared to 15.1 percent in 1992.
    Securities held for sale and other earning assets, including federal funds sold, securities purchased under agreements to resell, investments in bank time deposits, and trading account securities, are highly liquid. These funds were
8.3 percent of average total assets in 1993 compared to 6.9 percent in 1992. Liquidity is also important at the parent company level. Parent company cash requirements are met, in part, by dividends from its subsidiaries, which represent the primary source of funds for dividends paid to shareholders. The amount of dividends from bank subsidiaries is subject to certain regulatory restrictions as detailed in Note 16. At December 31, 1993, $168.2 million in dividends could be paid to the parent by its subsidiary banks.
   The parent company also enhances its liquidity position and provides funds to invest in its subsidiaries by raising equity and incurring debt. A double leverage ratio close to or lower than 100 percent represents greater reliance on equity, which is more cost effective and reduces parent company cash flow requirements. FTNC's double leverage ratio was approximately 98 percent at December 31, 1993. Of the $89.4 million in outstanding debt obligations of the parent company at December 31, 1993, $75 million has been downstreamed to FTBNA on similar terms to improve bank capital and to support parent company cash flow needs. Parent company statements are presented in Note 24.


BALANCE SHEET COMPOSITION

   At December 31, 1993, FTNC reported $9.6 billion in total assets compared to $8.9 billion at the end of 1992. Average total assets were $9.0 billion in 1993 compared to $8.3 billion in 1992.


INVESTMENT SECURITIES

   Investment securities and securities held for sale are comprised of U.S. Treasury and other U.S. government agency obligations, government agency issued mortgage-backed securities, government agency issued collateralized mortgage obligations (CMOs), state and municipal securities, private issued CMOs, private issued asset-backed securities (ABSs), and equity securities. These investments provide a stable, yet diversified, income stream and are a source of collateral for repurchase agreements and government accounts. The Maturities of Investment Securities table presents maturities and yields for the investment securities at December 31, 1993. On that date, the portfolio showed a duration of 2.0 years and an average life of 2.4 years based upon historical prepayment patterns for the mortgage-backed and derivative securities. The market value of investment securities was 101.9 percent of book value at December 31, 1993, compared to 102.0 percent at year-end 1992.
   Items classified as investment securities are purchased with the intent to hold the securities to maturity. Securities which are expected to be sold prior to their stated maturity are carried as held for sale and are accounted for at the lower of cost or market, as opposed to historical amortized cost.
On December 31, 1993, FTNC had classified $53.0 million of securities as securities held for sale. As a result of the intent to hold securities to their maturity, management pays close attention to forecasted cash flows on its portfolio of mortgage derivative securities, principally Planned Amortization Class CMOs. These cash flows are relatively predictable and satisfy FTNC's need for liquidity resulting from changing economic conditions or increases in customer demand for loans.
   Current credit guidelines call for all purchases of securities for the investment portfolio to be rated investment grade by Moody's or Standard & Poor's. Securities backed by the U.S. government and its agencies, both on a direct and indirect basis, represented approximately 93 percent of the investment portfolio at December 31, 1993. All CMOs and other ABSs are AAA rated.


LOANS

    Average loans, net of unearned income, grew 9.6 percent to $4.9 billion in 1993. This compares to a 4.2 percent increase to $4.5 billion in 1992.
    The loan portfolio consists of commercial loans, consumer loans, credit card receivables, real estate construction loans, and real estate mortgage loans. Growth has occurred in each of the loan categories for the last two years except for permanent mortgages.
   Average commercial loans, the single largest loan category, increased 4.4 percent to $2.3 billion and represented 45.7 percent of average total loans, net of unearned income, in 1993. This compares to a 3.8 percent increase to $2.2 billion in commercial loans in 1992, which represented 48.0 percent of average total loans, net of unearned income. The increasing growth rate in commercial loans is the result of Tennessee's recent economic growth.
   The consumer loan portfolio consists of real estate, automobile, student, and other consumer installment loans that require periodic payments of principal and interest. The payment schedules for these loans are typically based on equal monthly installments. The average consumer loan portfolio increased 25.2 percent to reach $1.4 billion in 1993 compared to a 13.3 percent increase to $1.2 billion in 1992. The significant increase during 1993 was consistent with management's goal of increasing the consumer loan portfolio as a percentage of average total loans. In 1993, total consumer loans represented
29.1 percent of average total loans, net of unearned income, compared to 25.5 percent in 1992. Real estate loans, principally secured by first and second liens on residential property, contributed significantly to the increase in the consumer loan portfolio in 1993. There were three factors responsible for this significant increase: aggressive promotional campaigns to attract refinancing of consumer real estate in the low interest rate environment; the additional regional markets penetrated during the year through Gulf Pacific Mortgage, a part of FTBNA's consumer lending division with offices in Alabama, Georgia, Mississippi, North Carolina, and Tennessee; and an increased focus on cross-selling current deposit customers into consumer lending products within FTNC's branch network. This strategy is in line with FTNC's goal of increasing the consumer loan portfolio through well-secured lending.
   Average credit card balances grew modestly at 2.2 percent to reach $396.5 million in 1993. The slow growth was related to a general consumer trend to consolidate debt and take advantage of the current low fixed interest rates as well as a continued increase in competition. Average credit card receivables rose 4.8 percent to $388.1 million in 1992. The 1992 improvement primarily resulted from the acquisition of the Valley credit card loans.
    The real estate permanent mortgage loan portfolio decreased 18.4 percent to $509.1 million in 1993. This compares to a 1.7 percent increase in 1992 and a 7.9 percent increase in 1991. The majority of this portfolio was originated by Home Federal Bank (HFB). The large decline in 1993 was related to the high prepayments as interest rates reached record low levels. Furthermore, FTNC's policy over the last several years has been to securitize and sell the major portion of its mortgage loan originations and to maintain the servicing as a source of fee income; therefore, the permanent loan volume was not replaced with new originations.
   Average mortgage warehouse loans increased to $229.6 million in 1993 from $86.4 million in 1992 and $58.6 million in 1991 primarily due to the acquisition of MNMC, which averaged $437 million during the fourth quarter of 1993. These loans, which are mortgage loans awaiting securitization, will continue to grow as the current mortgage banking expansion continues.


OTHER EARNING ASSETS

   Other earning assets include investments in bank time deposits, federal funds sold, securities purchased under agreements to resell, and trading account securities. Collectively, these categories comprised approximately 4.0 percent of average earning assets in 1993 compared to 5.4 percent in 1992 and
11.6 percent in 1991. The decline in investment in other earning assets was primarily the result of replacing Eurodollar time deposits with higher yielding investment securities with short average life and significant cash flows over their life.


DEPOSITS

   FTNC is the leading banking organization in Tennessee in total deposits and is the first in market share in total deposits in three of the five major metropolitan statistical areas across the state. Market leadership has been maintained by providing continually improved service quality to customers, increasing product sales, paying competitive rates, and providing convenient bank offices.
   Average interest-bearing core deposits, FTNC's largest source of funding, remained flat at $4.9 billion in 1993, following a 6.3 percent increase in 1992. The lower interest rates slowed the rate of growth of bank deposits over the last two years as customers looked for higher yielding investment alternatives. Nonmarket rate core deposits, primarily checking interest and savings accounts, grew 7.9 percent in 1993 and 19.8 percent in 1992. The growth in 1992 was primarily the result of the Valley acquisition. Market rate core deposits, primarily CDs less than $100,000 and money market accounts, decreased 2.1 percent in 1993 compared to a 3.5 percent increase in 1992. This represents a shift in the concentration of deposit growth to the nonmarket rate accounts. This change has occurred primarily because the rates paid on the market accounts moved closer to the nonmarket accounts as interest rates dropped. By maintaining funds in the nonmarket accounts, depositors are able to remain more liquid, enabling them to take advantage of positive interest rate fluctuations.
   Noninterest-bearing demand deposits are comprised of individual and business accounts including correspondent banks and other check clearing customers. Average demand deposits represented 23.2 percent of average core deposits in 1993 compared to 20.5 percent in 1992. The increase in the level of demand deposits reflected an increase in the number of demand deposit accounts as well as the maintenance of larger balances in existing accounts. The larger balances were required to offset the impact of lower earning credit rates on corporate demand deposit accounts. Management expects continued slow growth in core deposits in 1994 provided interest rates remain relatively low.


CAPITAL

    Average shareholders' equity was $635.3 million in 1993, a 10.0 percent increase from the $577.4 million reported in 1992. The primary source of growth in shareholders' equity during 1993 was the retention of net income. The Consolidated Statements of Shareholders' Equity highlight the detailed changes in shareholders' equity during 1993.

        Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Management's objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans. For each of these ratios, a long-term goal is established. At least once a year the goals are re-evaluated to ensure that they continue to meet management's objective and reflect changes in market conditions and the regulatory environment.
    Management's long-term goal is to maintain an average equity to average assets ratio between 6.75 percent and 7.50 percent. Average equity to average assets was 7.08 percent in 1993 compared to 6.96 percent in 1992 and 6.75 percent in 1991. The improvement in 1993 and 1992 compared to the previous years was the result of higher earnings and slower balance sheet growth.
    Management's other long-term capital goals are to maintain a minimum ratio of 10.50 percent average equity to average net loans and an average tangible equity to average tangible assets ratio equal to or above 5.00 percent. Both of these goals are currently being met. During 1993, average equity to average net loans was 13.11 percent compared to 13.07 percent in 1992 and 12.18 percent in 1991. Average tangible equity to average tangible assets was 6.29 percent compared with 6.23 percent in 1992 and 6.14 percent in 1991.
    In addition to managing these three ratios, FTNC ensures that it satisfies all external capital requirements. The Federal Reserve Board and the Office of the Comptroller of the Currency have several capital guidelines governing the activities of bank holding companies and national banks. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will have more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.
    The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Total capital consists of Tier I capital which for FTNC is common stock less goodwill and certain other intangible assets; and Tier II capital which for FTNC is qualifying subordinated debt and a limited amount of loan loss reserves. In determining risk-based capital requirements, assets are assigned risk-weights of 0 percent to 100 percent, depending on the regulatory assigned levels of risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. Furthermore, regulators monitor a leverage ratio which compares Tier I capital to total average assets less goodwill and certain other intangible assets. On December 31, 1993, FTNC and its bank subsidiaries qualified as well-capitalized institutions.
    The FDIC also monitors risk-based capital guidelines and requires weaker banks to pay higher premium rates while allowing healthy, well-capitalized banks to pay less. Assessments for banks range from 23 cents for well-capitalized institutions to 31 cents for the weakest, undercapitalized institutions.


CREDIT RISK MANAGEMENT AND ASSET QUALITY

       FTNC manages and controls risk in the loan portfolio through its credit policy, diversity in the mix of loans in the portfolio, intensive analysis of credit requests, continuous monitoring of existing loans, and the credit judgment of experienced credit officers. FTNC's goal is not to avoid risk, but rather to manage it.

CREDIT POLICY

    Management believes the objective of a sound credit policy is to extend quality loans to customers while controlling risk affecting shareholders and depositors. Credit policies are determined by carefully evaluating current economic, financial, and market conditions as well as direction and strategy of FTNC. The Executive Committee, made up of members of the board of directors, approves all credit policies and reviews underwriting guidelines. The Executive Committee maintains a review process to monitor asset quality and compliance with credit policy and underwriting guidelines. Credit policics set underwriting standards, limits on exposure by borrower and by industry, and such other limits as currently deemed prudent.


COMMERCIAL LENDING

    FTNC manages credit risk in the commercial loan portfolio through the approval process, monitoring the quality of loans after they have been made, and a management of concentrations in the portfolio. The objective of FTNC's credit process is to make approval of routine credits relatively simple and to increase the degree of involvement by experienced and independent credit officers as the credit risk becomes more complex. FTNC places primary reliance for risk analysis on its lending officers who are supported by a group of credit officers in evaluating creditworthiness of the borrower and structuring the transaction. To ensure fair and independent evaluations, these credit officers have no business development or profit responsibility. FTNC's credit officers have an average of 18 years of experience.
   Because of the nature of commercial lending, the focus is on the quality of individual loans as well as on trends in the portfolio. The average commercial loan portfolio represented 45.7 percent of average total loans, net of unearned income in 1993. To assess the quality of individual commercial loans, all commercial loans are internally assigned a credit rating, ranging from A to F, to assist in the credit risk management of these loans. The credit rating assigned to a particular loan is based on the financial condition of the borrower and collateral on the loan. FTNC uses a lender initiated system of grading loans to provide timely asset quality information to management.
Lenders assign loan grades at the inception of the loan, and are responsible for continually revising the loan grade to accurately reflect the quality of the loan. The majority of commercial loans at FTNC are graded C at inception. This reflects a commercial customer base of smaller businesses, defined as companies with annual sales of $50 million or less.
   Due to increased business activity and generally improving economic conditions throughout 1993, loans graded C and above, expressed as a percentage of total graded loans, improved to 93.2 percent at December 31, 1993, from 88.8 percent at the end of 1992.
   The Net Loans and Foreclosed Real Estate table gives a breakdown of the commercial loan portfolio by grades and major loan types at December 31, 1993. The totals in each grade are compared to the totals at December 31, 1992. Definitions of each credit rating are provided as a note to the table.
   A loan review staff, independent of the lending functions, is engaged in the continuous process of examining the loan portfolio to ensure that the loans are properly graded. The loan review staff also reviews collateral values and compliance with bank policy and underwriting guidelines.
   FTNC maintains an internal list of loans for management purposes known as the Watch List. The Watch List includes performing loans and lending commitments that have been identified by management as requiring a closer level of monitoring and active management, but that have not yet been classified as potential problem loans. The Watch List decreased to approximately $125 million at December 31, 1993, compared to $170 million at year-end 1992. Contributing to this reduction in the Watch List are the improving economy and the management process.
   Two executive level committees oversee FTNC's asset quality. First, the Credit Policy Committee monitors on a monthly basis the progress of Watch List credits requiring an action plan for rehabilitation or refinancing. In addition to the Credit Policy Committee, the Asset Quality Committee, comprised of executive management, senior lending officers, and senior credit officers, performs a regular review of loan quality.
   Industry concentrations are a measure of the diversification of the commercial loan portfolio. Diversification is an important means of reducing the investment risk associated with fluctuations in economic conditions. At December 31, 1993, FTNC had no concentrations of 10 percent or more of total loans in any single industry.
   At December 31, 1993, highly leveraged loans totaled $6.8 million compared to $6.3 million in 1992. There were no highly leveraged commercial loan transactions on nonperforming status at December 31, 1993.


COMMERCIAL REAL ESTATE

   FTNC has two principal types of commercial real estate lending. One, construction and development lending, involves the extension of credit to build or otherwise develop real estate properties which are later sold, operated for income-producing purposes, or occupied by the owner for other business reasons. The real property and improvements serve as collateral for the loan. The other category consists of commercial real estate loans and loans to businesses secured by real estate collateral. Commercial real estate loans generally have intermediate or long-term maturities with payment schedules designed to amortize the loans over their terms. Business loans in this category are made to finance real estate used in business operations or for general business purposes. Construction and development loans are moved to the commercial real estate loan category when the construction is completed.
   As a part of the commercial loan portfolio, all commercial real estate loans are assigned a risk grade. In addition to the grading process, one of the tools management employs in monitoring the risk of loss in commercial real estate lending activities is to assign all commercial real estate loans to either of two risk categories. The higher risk loan category contains loans where the primary source of repayment comes from either the sale of the real estate property or the cash flow from the project, and a substantial secondary source of repayment is not available. Consequently, the risk potential for loss on these loans is subject to the fluctuations in the market value of the real estate collateral. For this reason, more stringent underwriting standards, including equity requirements and loan to value ratios, debt service coverage ratios, capitalization rates, discount rates, and hold periods are applied to these loans. The other risk category contains loans which have a substantial secondary source in addition to having real estate as the primary source of repayment. These loans are generally considered to have less risk of loss due to the additional source of repayment.
   Commercial real estate loans at December 31, 1993, were $546.4 million compared to $450.9 million at the end of 1992. Construction and development loans increased to $75.8 million at the end of 1993 from $48.6 million on December 31, 1992, as additional funding for existing construction projects increased.
   Maintaining a diverse commercial real estate portfolio by project type is another important way commercial real estate lending risk is managed. The Loans Secured by Real Estate table reflects the diversity in real estate by project type.


CONSUMER LENDING

   FTNC manages credit risk in consumer loans through standardized products, uniform underwriting guidelines, and centralized process controls. Credit underwriting guidelines are established for loan maturities, collateral, and credit qualifications including credit scores, bankruptcy scores, and debt to income levels.
   These underwriting guidelines are developed and monitored centrally to ensure consistent application across FTNC. The application and approval processes are controlled through an enhanced computer system. The borrower's application is programmatically compared to the credit underwriting guidelines. The system informs the lender if the loan does or does not meet the credit standard established for that type of loan. For loans that meet the credit standards the system automatically produces the loan documents and records the loan. Loans which do not meet the standards are rejected and moved to a higher level of lending authority which has the ability to make exceptions.
Exceptions are monitored by the senior management of consumer lending. The application and the data used in making the loan decision is stored in an electronic format for further analysis.
   Collections and loan operations are two important centralized process controls for risk in the consumer portfolio. Collections is centralized to capitalize on the collection specialization and economies of scale as well as consistent application of collection procedures. The collection process is automated to ensure timely collection of accounts and consistent management of risk associated with delinquent accounts. Loan operations is centralized and provides a final independent document review and notifies the loan officer of any document exception.


COUNTERPARTY CREDIT RISK MANAGEMENT

   Counterparty credit risk includes FTNC's exposure to other financial institutions. These risks arise from the extension of direct credit or from agreements that require some exchange of future payments or securities. As a financial intermediary, FTNC continuously has exposure to these types of transactions. In order to limit its concentration to any individual financial institution, FTNC's Asset/Liability Committee (ALCO), in conjunction with the chief credit officer and senior credit officers, has a corporate-wide process to monitor, manage, and limit the risk to financial counterparties. Also, formal policies have been approved by the FTNC Board of Directors which quantify potential exposure and create corporate-wide risk limits based on the creditworthiness of the financial institution.
   Recently regulatory agencies have initiated several new proposals to address this issue. Being one of the first banks of its size to analyze and create controls for this type of risk, FTNC is continuing its overall effort to manage risk proactively, including credit assessment of the credit risk of swap counterparties.


ALLOWANCE FOR LOAN LOSSES AND NET CHARGE-OFFS

   Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb all estimated losses inherent in the loan portfolio. The allowance amount consists of two principal components: amounts specifically provided for loans reviewed on an individual or pool basis and a general portion designed to supplement the specific allocations. The Net Loans and Foreclosed Real Estate table shows the allowance account allocations by internal grades for the commercial loan portfolio and by loan type for those loans not graded. The data is presented for periods ended December 31, 1993 and 1992. For each of the periods, the general portion of the allowance account is between $10 million and $12 million. At the same time, the specific allocations have changed among the loan types or grades in each period, reflecting the changing circumstances of individual credits or groups of loans.
   The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. On December 31, 1993, the total allowance for loan losses was $103.7 million compared to $96.8 million for the same period last year. The allowance for loan losses to loans, net of unearned income, was 1.73 percent in 1993 versus 2.10 percent in 1992. Excluding the mortgage warehouse loans, these ratios would have been 1.97 percent in 1993 and 2.14 percent in 1992.

   Net charge-offs decreased 22.1 percent to $28.4 million in 1993 from the $36.4 million reported in 1992. Net charge-offs to average loans, net of unearned income, decreased to .57 percent for 1993 compared to .81 percent during 1992 due to the extensive improvement in asset quality.
   In management's opinion, 1994 net charge-offs are expected to remain stable, provided the economy continues to grow. FTNC's asset quality has improved significantly over the last several years as the economy has improved and management policies, procedures, and information have been developed to appropriately manage the credit risk inherent in the loan portfolio. As a result, FTNC has achieved its strategic objective in regards to asset quality ratios. As the loan portfolio grows, it is expected that there will be a core amount of net charge-offs that are a part of the normal course of business. Therefore, the level of net charge-offs should eventually begin to rise as the size of the loan portfolio increases; however, the asset quality ratios are expected to continue to be consistent with high performing standards for each of the loan products, reflecting the sound management of asset quality.


NONPERFORMING ASSETS

   Nonperforming assets, consisting of nonaccrual and restructured loans, foreclosed real estate and other assets, increased 6.3 percent to $58.1 million at December 31, 1993. This compares to $54.7 million reported in 1992. This increase was due to the $22.8 million in nonperforming assets related to the MNMC acquisition.
   Nonperforming loans are those loans where, in the opinion of management, the full collection of principal or interest is unlikely. Nonperforming loans decreased 15.4 percent to $25.4 million in 1993 from the $30.0 million reported at year-end 1992. This decrease would have been 44.4 percent if the $8.7 million in nonperforming loans related to the MNMC acquisition was not included.
   Foreclosed real estate, the largest nonperforming asset category includes foreclosed property and in-substance foreclosures. Foreclosed properties are obtained when FTNC actually forecloses on real property or when a title is obtained to the collateral supporting certain loans in full or partial satisfaction of a debt. Such real property, including land, buildings or partially completed construction projects, is generally placed for sale immediately. When partially completed construction projects are obtained, FTNC may attempt to sell the project "as is" or complete construction prior to placing it for sale. Expenses incurred while the bank holds foreclosed properties include all customary costs that are incidental to holding and managing real property. At December 31, 1993, foreclosed properties amounted to $31.6 million, an increase of 62.1 percent from the $19.5 million of foreclosed properties reported in 1992. This increase was due primarily to the $14.1 million in foreclosed properties related to the MNMC acquisition.
   FTNC recognizes in-substance foreclosures when actual transfer of title does not take place but the borrower has little or no equity in the collateral relative to its fair market value; when repayment of the loan can only be expected to come from the operation or sale of the collateral; or when the debtor has formally or effectively abandoned control of the collateral. At December 31, 1993, FTNC had no in-substance foreclosures compared to $4.1 million at year-end 1992.
   When the supporting collateral of a loan is placed in the foreclosed real estate category, either through actual foreclosure or in-substance foreclosure, it is transferred at the lower of either the recorded investment in the loan or net realizable value based upon recent appraisals. The difference between the book value of the loan and the net realizable value of the collateral is charged against the allowance for loan losses.
   The amount of foreclosed real estate at December 31, 1993, valued at 54 percent of original loan amounts, excluding residential mortgage loans in foreclosure from MNMC, is not expected to decline significantly during 1994.
   The improvement in nonperforming assets during the last three years was due to significantly reduced levels of new nonperformers, an improving economic environment, and management efforts to identify deteriorating assets early enough in the cycle to ensure their prompt resolution.
   The Nonperforming Assets Activity table details the activity in nonperforming assets for the past three years.
   In management's opinion, the level of nonperforming assets is expected to remain flat in 1994, provided the economy continues to grow. Similar to the level of net charge-offs experienced over a period of time, there is a core amount of nonperforming assets which are related to normal lending acitivities. FTNC has reached this point as it has achieved its objective for a reasonable level of nonperforming assets in relation to the current portfolio mix. As a result, changes in the level of total loans and the mix of the loan portfolio will primarily determine the level of nonperforming assets.


PAST DUE LOANS

   Past due loans are loans that are 90 days or more past due as to principal or interest but have not been placed on nonaccrual status. FTNC continues accruing interest on these loans if they are currently in the process of collection and are well-secured. Past due loans amounted to $23.2 million at December 31, 1993, a $1.1 million increase from the $22.1 million reported at year-end 1992.


POTENTIAL PROBLEM ASSETS

   Potential problem assets are not included in nonperforming assets, and represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency (OCC) for assets classified substandard and doubtful. At December 31, 1993, potential problem assets declined 29.8 percent to $65.9 million compared to $93.9 million at year-end 1992. The primary reason for the decrease in 1993 is the substantial improvement in asset quality.


SUBSEQUENT EVENTS

SIGNIFICANT FIRST QUARTER EVENTS

   In January 1994, Hickory Venture Capital Corporation (HVCC), a subsidiary of FTBNA, realized a net after-tax gain of approximately $8 million from one of its investments. The acquisition of SNMC, parent of Sunbelt, was closed in January, and FTNC incurred one-time after-tax expenses of approximately
$3 million.


SFAS NO. 112 - "EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS"

   In November 1992, FASB issued SFAS No. 112. It requires the recognition of the obligation for benefits to former and inactive employees after employment but before retirement. Those benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits, workers' compensation, job training and counseling, and continuation of benefits such as health care and life insurance coverage. SFAS No. 112 is effective for fiscal years beginning after December 15, 1993, with early adoption permitted. On January 1, 1994, FTNC adopted SFAS No. 112 with the recognition of $2.3 million of postemployment benefits related to prior service rendered and rights vested.

SFAS NO. 114 - "ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN"

   In May 1993, the FASB issued SFAS No. 114. It requires that impaired loans that are within the scope of this statement be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate; at the loan's observable market price; or the fair value of the collateral, if the loan is collateral dependent. SFAS No. 114 is effective for fiscal years beginning after December 15, 1994, with earlier adoption permitted. FTNC expects to adopt SFAS No. 114 on January 1, 1995. Management expects the impact of SFAS No. 114 to be immaterial.


SFAS NO. 115 - "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY
SECURITIES"

    In May 1993, the FASB issued SFAS No. 115. This statement requires that investment securities be classified as either held to maturity securities, which are reported at amortized cost; trading securities, which are reported at fair value, with unrealized gains and losses included in earnings; and available for sale securities, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. SFAS No. 115 is effective for fiscal years beginning after December 15, 1993.
    On January 1, 1994, FTNC adopted SFAS No. 115 with the recognition of approximately $1.4 billion of securities being classified as available for sale. These securities had approximately $23.6 million of aggregate holding gains that resulted in an increase in equity for unrealized holding gains of approximately $14.4 million net of $9.2 million of deferred income taxes.

GLOSSARY

ALLOWANCE FOR LOAN LOSSES - This reserve represents the amount considered by management to be adequate to cover estimated losses inherent to the loan portfolio. A valuation reserve for possible loan losses.

BASIS POINT - The equivalent of one-hundredth of one percent (0.01). One hundred basis points equals one percent. This unit is generally used to measure movements in interest rates.

CHARGE-OFFS - The amount charged against the allowance for loan losses to reduce a specific loan to its collectible amount.

CLASSIFIED ASSET - A bank asset that has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. Included in this category are grade F performing and nonperforming loans, foreclosed property, repossessed assets and other assets. In compliance with the standards established by the Office of the Comptroller of the Currency
(OCC) these assets are classified as substandard, doubtful, and loss depending on the severity of the asset's deterioration.

CORE DEPOSITS - Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000, and are obtained through a broad range of customers. They include checking interest deposits, money market certificates, time and other savings, plus demand deposits and are the most important source of funds for FTNC.

DOUBLE LEVERAGE RATIO - A ratio that measures the degree to which parent company debt supports investments in subsidiaries. It is calculated by dividing the parent company's investment in subsidiaries by total consolidated equity.

EARNING ASSETS - Assets that generate interest and dividend income and yield-related fee income, such as loans, short-term investments, and investment securities.

FEDERAL FUNDS SOLD/PURCHASED - Excess balances of depository institutions which are loaned to each other, generally on an overnight basis.

FULLY TAXABLE-EQUIVALENT INCOME (FTE) - Income from partially tax-exempt securities that has been grossed up by the amount of taxes which would have been paid if the instrument had been taxable for comparative purposes.

FORWARD CONTRACT - A legal contract between two parties to purchase and sell a specific quantity of a financial instrument or commodity at a price specified now, with delivery and settlement at a specified future date.

FUTURES CONTRACTS - A legal agreement to buy or sell a standardized quantity of a standardized financial instrument at a specified future date and price. Futures contracts are traded in organized exchanges.

INTEREST RATE CAPS AND FLOORS - These financial instruments obligate one of the parties to make payments if an interest rate index exceeds a specified upper "capped" level or if the index falls below a specified lower "floor" level.

INTEREST RATE SENSITIVITY - The change in net interest income due to differences in the timing and amount of changes in rates paid on assets and liabilities.

INTEREST-RATE SWAP - Agreements entered into with other financial intermediaries in which one party agrees to pay/receive a fixed payment over the term of the agreement and the other party agrees to receive/pay a payment which varies with changes in market interest rate indices, such as LIBOR, the Federal Funds overnight rate, or Prime. Interest rate swaps are used to reduce the impact of changes in market interest rates on interest income and interest expense.

INTEREST SENSITIVITY GAP - The amount by which interest-rate sensitive assets exceed interest-rate sensitive liabilities for a designated time period is referred to as a net asset position. An excess of liabilities would represent a net liability position.

LEVERAGE RATIO - Tier I capital divided by total assets less goodwill and certain other intangible assets.

LIQUIDITY - The ability of a corporation to generate adequate funds to meet its cash flow requirements.

MORTGAGE SERVICING RIGHTS - The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary. Purchased mortgage servicing rights (PMSRs) are intangibles created when mortgage servicing rights are acquired from another party.

NET FREE FUNDING - Noninterest bearing liabilities (such as demand deposits, other liabilities, and shareholders' equity) less nonearning assets (such as cash, fixed assets, and other assets) is a low-cost source of funds.

NET INTEREST INCOME (NII) - The amount of income generated by earning assets reduced by the interest cost of funding those assets.

NET INTEREST MARGIN (NIM)- A measurement of how effectively the bank utilizes its earning assets in relationship to the interest cost of funding them. It is computed by dividing fully tax-equivalent net interest income by average earning assets.

NET INTEREST SPREAD - The difference between the average yield earned on earning assets on a FTE basis and the average rate paid for interest-bearing liabilities.

NONACCRUAL LOANS - Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on the cash basis as it is collected after recovery of principal.

NONPERFORMING ASSETS - Loans on which interest income is not being accrued, restructured loans on which interest rates or terms of repayment have been materially revised, real estate properties acquired through foreclosure, repossessed assets, and other assets.

OPTIONS - These contracts allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from or to the "seller" or "writer" of the option.

PROVISION FOR LOAN LOSSES - The provision for loan losses is the periodic charge to earnings for potential losses in the loan portfolio. The evaluation process to determine potential losses includes consideration of the industry, specific conditions of individual borrowers, and the general economic environment.

RECOVERIES - The amount added to the reserve for loan losses when a recovery is made on a loan which was previously charged off.

RESTRUCTURED LOANS - A loan is considered restructured when an institution for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider.

RETURN ON AVERAGE ASSETS (ROA) - A measure of profitability that indicates how effectively an institution utilized its assets. It is calculated by dividing net income by total average assets.

RETURN ON AVERAGE EQUITY (ROE) - A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income by total average shareholders' equity.

RISK-ADJUSTED ASSETS - A regulatory risk-based capital measure for assessing capital adequacy that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet items.

RISK-BASED CAPITAL RATIOS - Regulatory ratios of capital to assets, including assets not reflected on the balance sheet, which have been adjusted to reflect the risk profile of such assets. Tier I capital consists of shareholders' equity reduced by goodwill and certain other intangible assets, while total capital is Tier I capital plus a limited amount of the allowance for loan losses and qualifying subordinated debt.

TOTAL REVENUES - The sum of net interest income and noninterest income.

WATCH LIST - Identified loans and commitments graded D and E requiring a closer level of monitoring due to some of the following circumstances: impact of negative economic conditions; changes in company ownership; underwriting exceptions; and reduction in the value of collateral.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                                             1993 Compared to 1992                  1992 Compared to 1991
                                                           Increase (Decrease) Due to*           Increase (Decrease) Due to*
(Fully taxable equivalent)                               ------------------------------------------------------------------------
(Dollars in thousands)                                     Rate**     Volume**     Total         Rate**      Volume**     Total
- ---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME - FTE:
Loans:
  Commercial:
    Taxable                                             $  (8,018)  $   9,443   $   1,425     $  (35,789)  $   9,525   $ (26,264)
    Tax-exempt                                             (1,803)     (3,135)     (4,938)        (1,914)     (2,593)     (4,507)
- ---------------------------------------------------                                ------                                 ------
       Total commercial loans                             (10,556)      7,043      (3,513)       (38,226)      7,455     (30,771)
  Consumer                                                (10,719)     24,679      13,960        (14,802)     13,577      (1,225)
  Credit card receivables                                  (3,193)      1,097      (2,096)        (2,314)      2,551         237
  Real estate construction                                   (818)      2,118       1,300           (483)     (6,607)     (7,090)
  Permanent mortgage                                       (2,843)    (10,215)    (13,058)        (5,862)      1,055      (4,807)
  Mortgage warehouse loans held for sale                   (1,409)      9,981       8,572           (688)      2,373       1,685
  Nonaccrual                                                  739        (466)        273            (20)       (737)       (757)
- ---------------------------------------------------                                ------                                 ------
       Total loans                                        (30,658)     36,096       5,438        (61,225)     18,497     (42,728)
- ---------------------------------------------------                                ------                                 ------
Investment and held for sale securities:
  U.S. Treasury and other U.S.
    government agencies                                   (21,605)     27,763       6,158        (23,864)     55,048      31,184
  States and municipalities                                   (17)     (2,663)     (2,680)          (158)     (3,215)     (3,373)
  Other                                                    (2,302)    (15,576)    (17,878)        (1,320)      5,846       4,526
- ---------------------------------------------------                                ------                                 ------
       Total investment and held for sale securities      (26,855)     12,455     (14,400)       (27,565)     59,902      32,337
- ---------------------------------------------------                                ------                                 ------
Other earning assets:
  Investment in bank time deposits                           (714)     (1,580)     (2,294)        (2,973)    (17,797)    (20,770)
  Federal funds sold and securities
    purchased under agreements to resell                     (763)     (2,085)     (2,848)        (6,989)     (6,094)    (13,083)
  Trading account securities                               (2,316)      1,339        (977)        (1,726)      2,421         695
- ---------------------------------------------------                                ------                                 ------
       Total other earning assets                          (2,137)     (3,982)     (6,119)       (11,924)    (21,234)    (33,158)
- ---------------------------------------------------                                ------                                 ------
       Total earning assets                               (55,090)     40,009     (15,081)       (95,933)     52,384     (43,549)
- --------------------------------------------------------------------------------------------------------------------------------
       Total interest income - FTE                                              $ (15,081)                             $ (43,549)
================================================================================================================================
INTEREST EXPENSE:
Interest-bearing deposits:
  Checking/Interest                                     $  (3,098)  $   1,137   $  (1,961)    $   (5,064)  $   2,342   $  (2,722)
  Savings                                                  (3,597)        830      (2,767)        (6,639)      3,624      (3,015)
  Money market account                                    (10,956)      2,469      (8,487)       (28,155)      9,677     (18,478)
  Certificates of deposit under $100,000 and other time   (18,854)     (8,915)    (27,769)       (34,975)     (4,827)    (39,802)
  Certificates of deposit $100,000 and more                (1,495)     (2,244)     (3,739)        (9,474)     (2,052)    (11,526)
- ---------------------------------------------------                                ------                                 ------
       Total interest-bearing deposits                    (41,810)     (2,913)    (44,723)       (90,643)     15,100     (75,543)
Federal funds purchased and securities
  sold under agreements to repurchase                      (3,065)      9,615       6,550        (13,488)      4,378      (9,110)
Commercial paper and other short-term borrowings           (3,202)      6,520       3,318         (2,534)      2,537           3
Long-term debt                                              1,467      (3,002)     (1,535)          (839)        (11)       (850)
- ---------------------------------------------------                                ------                                 ------
       Total interest-bearing liabilities                 (51,847)     15,457     (36,390)      (108,003)     22,503     (85,500)
- --------------------------------------------------------------------------------------------------------------------------------
       Total interest expense                                                   $ (36,390)                             $ (85,500)
================================================================================================================================
Net interest income - FTE                                                       $  21,309                              $  41,951
================================================================================================================================

  * The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.
 ** Variances are computed on a line-by-line basis and are non-additive.

ANALYSIS OF NONINTEREST INCOME AND NONINTEREST EXPENSE

                                                                                                                    Growth rates (%)
                                                                                                                    ---------------
(Dollars in thousands)                                    1993      1992      1991      1990      1989      1988     93/92   93/88
- -----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Bond division                                           $ 91,525  $ 80,275  $ 68,628  $ 41,704  $ 31,769  $ 23,418   14.0 +  31.3 +
Service charges on deposit accounts                       56,199    51,679    44,060    38,185    35,657    34,849    8.7 +  10.0 +
Mortgage banking                                          28,233    10,502     8,246     7,725     6,059     5,838  168.8 +  37.1 +
Bank card                                                 26,417    24,177    22,322    19,163    18,347    18,944    9.3 +   6.9 +
Trust services                                            22,264    20,103    17,949    15,451    14,155    13,203   10.7 +  11.0 +
Equity securities gains (losses)                            (479)      342      (713)   (1,039)    2,326       239  240.1 -  32.0 -
Investment and held for sale securities gains (losses)     1,204    (2,020)     (140)     (949)     (219)      188  159.6 +  45.0 +
Other:
  Check clearing fees                                     14,569    12,956     8,879     8,610     9,251    10,093   12.4 +   7.6 +
  Other service charges                                    9,296     6,942     5,539     4,936     5,331     5,232   33.9 +  12.2 +
  All other                                               21,261    20,053    16,430    21,391    19,978    14,076    6.0 +   8.6 +
- ------------------------------------------------------------------------------------------------------------------
       Total other income                                 45,126    39,951    30,848    34,937    34,560    29,401   13.0 +   8.9 +
- ------------------------------------------------------------------------------------------------------------------
       Total noninterest income                         $270,489  $225,009  $191,200  $155,177  $142,654  $126,080   20.2 +  16.5 +
==================================================================================================================
NONINTEREST EXPENSE:
Employee compensation, incentives, and benefits         $219,560  $187,569  $161,923  $138,368  $138,587  $127,113  17.1 +  11.6 +
Operations services                                       26,289    23,585    21,752    18,380     3,769     3,220  11.5 +  52.2 +
Occupancy                                                 21,998    20,705    19,704    17,880    17,647    15,779   6.2 +   6.9 +
Communications and courier                                19,063    16,977    15,872    13,823    15,124    15,606  12.3 +   4.1 +
Equipment rentals, depreciation, and maintenance          17,645    16,157    12,757    11,651    21,583    20,429   9.2 +   2.9 -
Deposit insurance premium                                 15,465    15,194    12,769     7,090     5,035     4,600   1.8 +  27.4 +
Amortization of intangible assets                         10,339    12,148     8,910     7,931     7,026     6,544  14.9 -   9.6 +
Other:
  Legal and professional fees                              8,380    11,158     7,886     6,113     6,346     5,626  24.9 -   8.3 +
  Fed service fees                                         7,778     7,228     5,311     4,960     5,178     5,817   7.6 +   6.0 +
  Supplies                                                 6,937     5,928     5,318     5,286     6,419     6,216  17.0 +   2.2 +
  Advertising and public relations                         6,947     5,826     4,657     4,227     5,132     3,678  19.2 +  13.6 +
  Travel and entertainment                                 6,242     5,255     4,585     4,658     4,774     4,356  18.8 +   7.5 +
  Market adjustments to foreclosed real estate               193     3,180     6,846     1,846     1,816        34  93.9 -  41.5 +
  All other                                               31,550    29,566    27,696    24,797    24,594    23,244   6.7 +   6.3 +
- ------------------------------------------------------------------------------------------------------------------
       Total other expense                                68,027    68,141    62,299    51,887    54,259    48,971   0.2 -   6.8 +
- ------------------------------------------------------------------------------------------------------------------
       Total noninterest expense                        $398,386  $360,476  $315,986  $267,010  $263,030  $242,262  10.5 +  10.5 +
==================================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

                                                                    1993                                    1992
                                                     -----------------------------------     ----------------------------------
                                                     Fourth    Third    Second   First       Fourth   Third    Second    First
(Dollars in millions except per share data)          Quarter   Quarter  Quarter  Quarter     Quarter  Quarter  Quarter  Quarter
- -------------------------------------------------------------------------------------------------------------------------------
SUMMARY INCOME INFORMATION:
Interest income                                      $151.7    $145.8   $143.7   $145.3       $145.8  $146.8   $152.0    $154.6
Interest expense                                       60.6      60.2     58.8     60.3         62.2    65.1     71.8      77.2
Provision for loan losses                               7.5       9.0      9.0      9.0         10.5    10.7     10.6      11.4
Noninterest income before securities transactions      83.9      65.0     60.1     60.7         56.2    59.2     57.9      53.4
Securities gains (losses)                              (0.8)     (0.1)     0.7      0.9         (0.8)   (0.6)     0.2      (0.5)
Noninterest expense                                   119.4      95.5     91.3     92.2         99.4    90.0     88.8      82.2
Net income                                             30.7      29.5     30.3     30.2         11.8    26.5     26.1      24.8
- -------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                           $1.06     $1.05    $1.08    $1.07        $0.42   $0.95    $0.93     $0.89
- -------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION:
Closing price per share:
  High                                             $40 1/2   $43 1/2  $47      $43 1/4      $37 1/4   $38     $36 3/4  $34 7/8
  Low                                               36 1/4    38 7/8   37 3/4   36 1/8       35        33 1/8  32 7/8   26 3/8
  Period-end                                        38 1/2    40       40 1/2   43 1/4       36 3/4    36      36 1/2   34 7/8
- -------------------------------------------------------------------------------------------------------------------------------

Per share data have been retroactively adjusted to reflect the 1992 stock split.

RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1993

                                                                                 Interest Sensitivity Period
                                                            --------------------------------------------------------------------
                                                            Within 3    After 3 months   After 6 months
(Dollars in millions)                                       Months     Within 6 months   Within 12 months     Other       Total
- --------------------------------------------------------------------------------------------------------------------------------
EARNING ASSETS:
Loans                                                      $ 3,162        $  262             $  573         $ 1,990      $ 5,987
Investment and held for sale securities                        343           159                333           1,335        2,170
Other earning assets                                           324            --                 --              --          324
- --------------------------------------------------------------------------------------------------------------------------------
                Total earning assets                       $ 3,829        $  421             $  906         $ 3,325      $ 8,481
================================================================================================================================
EARNING ASSET FUNDING:
Interest-bearing deposits                                  $ 1,904        $  543             $  385         $ 2,426      $ 5,258
Short-term purchased funds                                   1,329             1                 --              --        1,330
Long-term debt                                                  --            --                  1              89           90
Noninterest-bearing funds                                      658            --                 --           1,145        1,803
- --------------------------------------------------------------------------------------------------------------------------------
                Earning asset funding                      $ 3,891        $  544             $  386         $ 3,660      $ 8,481
================================================================================================================================
RATE SENSITIVITY GAP:
Period                                                     $   (62)       $ (123)            $  520         $  (335)
Cumulative                                                     (62)         (185)               335              --
- ---------------------------------------------------------------------------------------------------------------------
RATE SENSITIVITY GAP ADJUSTED FOR INTEREST
  RATE FUTURES AND INTEREST RATE SWAPS:
Period                                                     $  (446)       $ (128)            $  509         $   (65)
Cumulative                                                    (446)         (574)               (65)             --
- ---------------------------------------------------------------------------------------------------------------------
ADJUSTED GAP AS A PERCENT OF EARNING ASSETS:
Period                                                        (5.3)%        (1.5)%              6.0 %           0.8 %
Cumulative                                                    (5.3)         (6.8)              (0.8)             --
- ---------------------------------------------------------------------------------------------------------------------

Interest-sensitive categories represent ranges in which assets and liabilities can be repriced, not necessarily their actual maturities. Other amounts include assets and liabilities with interest sensitivity of more than 12 months or with indefinite repricing schedules.

MATURITIES OF INVESTMENTS SECURITIES AT DECEMBER 31,1993      (At book value)

                                                                          After 1 Year       After 5 Year
                                                       Within 1 Year     Within 5 Years     Within 10 Years        After 10 Years
                                                      ---------------    --------------     ---------------      ------------------
(Dollars in thousands)                                Amount    Yield    Amount   Yield     Amount    Yield      Amount       Yield
- ------------------------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities and collateralized
   mortgage obligations*                            $  5,471    6.92%   $ 61,095   6.13%   $407,669    5.70%   $1,160,638      5.62%
U.S. Treasury and other U.S. government agencies     136,318    5.55     188,958   4.75      12,648    7.59           523      7.31
States and municipalities**                           15,804    9.58      34,636   9.32       1,219    7.51         4,771      8.08
Other                                                 24,354    7.47      27,302   7.35         819   19.27        34,476***   6.04
- ------------------------------------------------------------------------------------------------------------------------------------
       Total                                        $181,947    6.20%   $311,991   5.75%   $422,355    5.78%   $1,200,408      5.65%
====================================================================================================================================

   * Includes $1,630.8 million of government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 2.35 years. Also includes $4.1 million of private issued collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of .18 years.
 ** Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis using a tax rate of 35%.
***  Represents equity securities with no stated maturity.

MATURITIES OF LOANS AT DECEMBER 31, 1993

                                                             After 1 Year
(Dollars in thousands)                       Within 1 Year   Within 5 Years   After 5 Years        Total
- -----------------------------------------------------------------------------------------------------------
Commercial                                     $1,278,397      $1,045,719       $  194,864       $2,518,980
Consumer                                           65,962         816,928          852,689        1,735,579
Credit card receivables                           428,074              --               --          428,074
Real estate construction                           48,972          22,869            4,003           75,844
Permanent mortgage                                 53,440          61,359          381,056          495,855
Nonaccrual                                          7,689           5,057           12,059           24,805
- -----------------------------------------------------------------------------------------------------------
        Total                                  $1,882,534      $1,951,932       $1,444,671       $5,279,137
===========================================================================================================
For maturities over one year:
  Interest rates - floating                                    $  690,383       $  314,694       $1,005,077
  Interest rates - fixed                                        1,261,549        1,129,977        2,391,526
- -----------------------------------------------------------------------------------------------------------
        Total                                                  $1,951,932       $1,444,671       $3,396,603
===========================================================================================================


=======================================================
CONSUMER LOANS BY PRODUCT AT DECEMBER 31

(Dollars in thousands)             1993          1992
- -------------------------------------------------------
Real estate                    $1,097,976      $714,999
Auto                              348,799       278,728
Student                           190,266       163,159
Other                              98,538       109,107
- -------------------------------------------------------
          Total                $1,735,579    $1,265,993
=======================================================

At December 31, 1993, real estate consumer loans included $1,072,677,000 of first and second liens and home equity loans

REGULATORY CAPITAL AT DECEMBER 31

                                                       FTNC*                          FTBNA**        Well-Capitalized
                                                 ----------------              -----------------         Regulatory
(Dollars in thousands)                           1993        1992              1993         1992          Minimums
- --------------------------------------------------------------------------------------------------------------------
CAPITAL:
Tier I capital:
     Shareholders' common equity            $   678,985  $   597,513       $   627,371  $   552,305
     Less disallowed intangibles                 62,152       20,747            66,413       36,297
- ---------------------------------------------------------------------------------------------------
          Total Tier I capital                  616,833      576,766           560,958      516,008
- ---------------------------------------------------------------------------------------------------
Tier II capital:
     Qualifying debt                             82,505       85,399            75,000       75,000
     Qualifying allowance for loan losses        80,569       68,705            79,332       67,659
- ---------------------------------------------------------------------------------------------------
          Total Tier II capital                 163,074      154,104           154,332      142,659
- ---------------------------------------------------------------------------------------------------
          Total capital                     $   779,907  $   730,870       $   715,290  $   658,667
===================================================================================================
Risk-adjusted assets                        $ 6,422,329  $ 5,468,328       $ 6,323,351  $ 5,384,338
Quarterly average assets                      9,478,513    8,498,442         9,338,303    8,381,031
- ---------------------------------------------------------------------------------------------------
RATIOS:
Tier I capital to risk-adjusted assets             9.60 %      10.55 %            8.87 %       9.58 %         6.00 %
Tier II capital to risk-adjusted assets            2.54         2.82              2.44         2.65           --
- --------------------------------------------------------------------------------------------------------------------
Total capital to risk-adjusted assets             12.14 %      13.37 %           11.31 %      12.23 %        10.00 %
====================================================================================================================
Leverage - Tier I capital to quarterly
   average assets less disallowed
   intangibles                                     6.55 %       6.80 %            6.05 %       6.18 %         5.00 %
- --------------------------------------------------------------------------------------------------------------------

* First Tennessee National Corporation      **First Tennessee Bank National
                                              Association
Based on regulatory guidelines.

NET LOANS AND FORECLOSED REAL ESTATE AT DECEMBER 31

                                                                              1993                                        1992
                                                --------------------------------------------------------------     -----------------
                                                             Construction                            Allowance             Allowance
                                                                 and       Commercial                For Loan              For Loan
(Dollars in millions)                           Commercial   Development   Real Estate      Total     Losses       Total    Losses
- ------------------------------------------------------------------------------------------------------------------------------------
Internal grades:
   A                                             $  111          $ -          $  -         $  111      $  -        $   82   $    -
   B                                                360            -            10            370         1           330        1
   C                                              1,387           59           470          1,916        23         1,573       20
   D                                                 43            1            21             65         5            91        2
   E                                                 32            -            26             58         5            63        3
   F                                                 24            -            12             36        11            68       14
- ------------------------------------------------------------------------------------------------------------------------------------
                                                  1,957           60           539          2,556        45         2,207       40
Nonaccrual loans:
   Contractually past due with:
     Substantial performance                          -            -             -              -         -             1        -
     Limited performance                              5            -             2              7         4             5        1
     No performance                                   1            -             1              2         1            12        5
   Contractually current                              3            -             4              7         2            11        3
- ------------------------------------------------------------------------------------------------------------------------------------
Total commercial and commercial
  real estate loans                              $1,966          $60          $546         $2,572      $ 52        $2,236   $   49
Retail:
  Consumer                                                                                  1,733        15         1,262       12
  Credit card                                                                                 428        17           412       18
  Permanent mortgage                                                                          495         4           586        5
  Mortgage warehouse loans held for sale                                                      720         -            88        -
  Mortgage banking nonaccrual                                                                   9         1             -        -
- ------------------------------------------------------------------------------------------------------------------------------------
Total retail loans                                                                          3,385        37         2,348       35
Other/unfunded commitments                                                                     31         3            26        3
General reserve                                                                                 -        12             -       10
- ------------------------------------------------------------------------------------------------------------------------------------
    Total net loans                                                                        $5,988      $104        $4,610   $   97
====================================================================================================================================
Foreclosed real estate:
  Foreclosed property                            $    2          $12          $  4         $   18                  $   20
  Foreclosed property - mortgage banking              -            -             -             14                       -
  Insubstance foreclosure                             -            -             -              -                       4
- ------------------------------------------------------------------------------------------------------------------------------------
    Total foreclosed real estate                                                           $   32                  $   24
====================================================================================================================================

All amounts in the Allowance for Loan Losses columns have been rounded to the nearest million dollars. Grade A loans have reserve amounts of less than $500,000.

Definitions of each credit grade are provided below:
*GRADE A -- Established, stable companies with excellent earnings, liquidity, and capital. Possess many of the same characteristics as Standard & Poor's (S&P) AA rated companies.
*GRADE B -- Established, stable companies with good earnings, liquidity, and capital. Possess many of the same characteristics as S&P A rated companies. *GRADE C -- Established, stable companies with satisfactory earnings, liquidity, and capital and with consistent, positive trends relative to industry norms.
*GRADE D -- Financial condition adversely affected by temporary lack of earnings or liquidity or changes in the operating environment. An action plan is required to rehabilitate the credit or have it refinanced elsewhere.
*GRADE E -- Significant developing weaknesses or adverse trends in earnings, liquidity, capital, or operating environment. No discernable market for refinancing is available.
*GRADE F -- Significantly higher than normal probability that: (1) legal action or liquidation of collateral is required; (2) there will be a loss; or
  (3) both will occur. This grade is believed to be substantially equivalent to the regulators' classifications of substandard and doubtful.
*NONACCRUAL -- A loan that is placed on nonaccrual status is not included in any of these six grades, but is placed in a separate nonaccrual category. Commercial and real estate loans are placed on nonaccrual status automatically once they become 90 days or more past due. For internal management purposes, nonaccrual loans are divided into four sub-categories:
  (1) contractually current, or payments are less than 90 days past due;
  (2) contractually past due 90 days or more with substantial performance
      (more than 85 percent of contractual payments being received);
  (3) contractually past due with limited performance (between 1 percent and 85 percent of contractual payments being received); and
  (4) contractually past due with no performance.

Based on internal loan classifications.

FTBNA LOANS SECURED BY REAL ESTATE AT DECEMBER 31

                                                            1993                                         1992
                                              -----------------------------------        ------------------------------------
                                              Construction    Commercial                 Construction    Commercial
(Dollars in millions)                         & Development   Real Estate   Total        & Development   Real Estate   Total
- -----------------------------------------------------------------------------------------------------------------------------
RISK CATEGORIES:
Real estate collateral serves as
   only source of repayment                       $ 46          $ 180       $ 226            $ 37          $ 156      $ 193
Real estate collateral is primary
   source of repayment with a
   substantial secondary source                     14            366         380              17            295        312
- -----------------------------------------------------------------------------------------------------------------------------
          Total                                   $ 60          $ 546       $ 606            $ 54          $ 451      $ 505
=============================================================================================================================
PROJECT TYPE:
Apartments                                        $  -          $  78       $  78            $  2          $  51      $  53
Hotels/Motels                                        -             62          62               -             48         48
Office buildings - multi-tenant                      1             60          61               4             55         59
Shopping centers                                     1            106         107              12             90        102
Commercial/Special purpose units                     1             74          75               2             64         66
All Other                                           57            166         223              34            143        177
- -----------------------------------------------------------------------------------------------------------------------------
          Total                                   $ 60          $ 546       $ 606            $ 54          $ 451      $ 505
=============================================================================================================================

Based on internal loan classifications.

 ANALYSIS OF ALLOWANCE FOR LOAN LOSSES


 (Dollars in thousands)                             1993        1992          1991         1990         1989         1988
 -----------------------------------------------------------------------------------------------------------------------------
 ALLOWANCE FOR LOAN LOSSES:
 Beginning balance                             $    96,795  $    90,048   $    86,663  $    65,725  $    51,540  $    65,484
 Provision for loan losses                          34,540       43,171        53,943       64,231       64,116       25,827
 Allowance of acquired bank                            785           --         9,327           --           --        3,442
 Charge-offs:
   Commercial                                       15,509       17,899        30,539       24,110       33,968       28,719
   Consumer                                          8,487        9,807        13,838       12,422       12,348       10,352
   Credit card receivables                          13,357       17,013        16,913       11,510        8,773        7,770
   Real estate construction                          2,320          173         6,888        6,214        2,410        2,338
   Permanent mortgage                                  676        1,607           910        1,020          216          494
 ------------------------------------------------------------------------------------------------------------------------------
        Total charge-offs                           40,349       46,499        69,088       55,276       57,715       49,673
 ------------------------------------------------------------------------------------------------------------------------------
 Recoveries:
   Commercial                                        5,837        5,228         5,061        8,106        5,009        3,213
   Consumer                                          3,322        2,545         2,684        2,432        1,746        2,232
   Credit card receivables                           2,262        1,985         1,278        1,141          934          843
   Real estate construction                            159          215           150          286           79           36
   Permanent mortgage                                  383          102            30           18           16          136
 --------------------------------------------------------------------------------------------------------------------------------
        Total recoveries                            11,963       10,075         9,203       11,983        7,784        6,460
 --------------------------------------------------------------------------------------------------------------------------------
        Net charge-offs                             28,386       36,424        59,885       43,293       49,931       43,213
 --------------------------------------------------------------------------------------------------------------------------------
 Ending balance                                $   103,734  $    96,795   $    90,048  $    86,663  $    65,725  $    51,540
=================================================================================================================================
 LOANS (NET OF UNEARNED INCOME)
   OUTSTANDING AT DECEMBER 31*                 $ 5,987,568  $ 4,610,018   $ 4,537,392  $ 4,338,916  $ 4,169,534  $ 4,076,679
 =================================================================================================================================
 AVERAGE LOANS (NET OF UNEARNED INCOME)
   OUTSTANDING DURING THE YEAR                 $ 4,948,050  $ 4,514,229   $ 4,330,545  $ 4,194,371  $ 4,142,559  $ 4,029,453
 =================================================================================================================================
 RATIOS:
 Allowance to loans (net of unearned income)*         1.73 %       2.10 %        1.98 %       2.00 %       1.58 %       1.26 %
 Net charge-offs to average loans
   (net of unearned income)                           0.57         0.81          1.38         1.03         1.21         1.07
 Net charge-offs to allowance                         27.4         37.6          66.5         50.0         76.0         83.8
 =================================================================================================================================

 *Includes mortgage warehouse loans held for sale reported on the Consolidated Statements of Condition.

 Excluding the LDC reserve for 1988, the allowance to loans ratio would have been 1.18 percent, net charge-offs would have been $28,731,000, the net charge-off to average loan ratio would have been .71 percent, and the net charge-off to allowance ratio would have been 59.6 percent.

 CHANGES IN NONPERFORMING ASSETS AT DECEMBER 31


 (Dollars in millions)              1993      1992      1991
 ------------------------------------------------------------
 Beginning balance             $    54.7 $    83.6 $   102.7
 New nonperformers                  22.4      31.2      67.1
 Valley acquisition                   --        --       2.0
 MNMC acquisition                   22.8        --        --
 Return to accrual                  (3.4)     (0.5)    (11.7)
 Payments                          (25.1)    (39.5)    (32.8)
 Charge-offs                       (13.2)    (17.8)    (36.0)
 Market writedowns                  (0.1)     (2.3)     (7.7)
 ------------------------------------------------------------
    Ending balance             $    58.1 $    54.7 $    83.6
=============================================================

NONPERFORMING ASSETS AT DECEMBER 31


 (Dollars in thousands)                                   1993        1992        1991        1990        1989        1988
 ------------------------------------------------------------------------------------------------------------------------------
 AMOUNTS:
 Nonaccrual loans                                        $  24,805   $  28,712   $  43,479   $  69,685   $  48,411   $  36,383
 Restructured loans                                            579       1,288       2,346         965          47          50
 ------------------------------------------------------------------------------------------------------------------------------
        Total nonperforming loans                           25,384      30,000      45,825      70,650      48,458      36,433
 Foreclosed real estate                                     31,609      23,559      37,197      31,933      25,346      10,829
 Other assets                                                1,120       1,127         558         109         394          48
 ------------------------------------------------------------------------------------------------------------------------------
        Total nonperforming assets                       $  58,113   $  54,686   $  83,580   $ 102,692   $  74,198   $  47,310
 ==============================================================================================================================
 Non-government guaranteed past due loans***             $  12,215   $  13,177   $   N/A     $   N/A     $   N/A     $   N/A
 Government guaranteed past due loans***                    11,024       8,906       N/A         N/A         N/A         N/A
 Past due loans*                                                                    20,514      15,796      12,004      17,421
 -------------------------------------------------------------------------------------------------------------------------------
 RATIOS:
 Nonperforming loans to total loans (net of
   unearned income)**                                         0.42 %      0.65 %      1.01 %      1.63 %      1.16 %      0.89 %
 Nonperforming assets to total loans
   (net of unearned income) plus foreclosed
   real estate and other assets**                             0.97        1.18        1.83        2.35        1.77        1.16
 Nonperforming assets and past due loans to
   total loans (net of unearned income) plus
   foreclosed real estate and other assets**                  1.35        1.53        2.28        2.71        2.05        1.58
 ==============================================================================================================================

   * Past due loans are loans that are 90 days or more past due as to principal and/or interest and not yet on nonaccrual status.
  ** Total loans includes mortgage warehouse loans held for sale reported on the Consolidated Statements of Condition.
 *** Not available for years prior to 1992.

SELECTED                                                      First Tennessee
FINANCIAL                                                     National
DATA                                                          Corporation

(Dollars in millions except per share data)                 1993       1992       1991       1990       1989       1988
- ---------------------------------------------------------------------------------------------------------------------------
SUMMARY       Interest income                           $   586.5  $   599.3  $   640.6  $   659.3  $   639.6  $   550.5
INCOME        Less interest expense                         239.9      276.3      361.8      405.9      405.6      327.0
STATEMENTS   --------------------------------------------------------------------------------------------------------------
              Net interest income                           346.6      323.0      278.8      253.4      234.0      223.5
              Provision for loan losses                      34.5       43.2       53.9       64.2       64.1       25.8
              -------------------------------------------------------------------------------------------------------------
              Net interest income after provision
                  for loan losses                           312.1      279.8      224.9      189.2      169.9      197.7
              Noninterest income                            270.4      225.0      191.2      155.1      142.7      126.1
              -------------------------------------------------------------------------------------------------------------
              Adjusted gross income after provision
                  for loan losses                           582.5      504.8      416.1      344.3      312.6      323.8
              Noninterest expense                           398.4      360.5      316.0      267.0      263.0      242.3
              -------------------------------------------------------------------------------------------------------------
              Income before income taxes                    184.1      144.3      100.1       77.3       49.6       81.5
              Applicable income taxes                        63.4       55.1       27.1       20.7       12.2       20.1
              -------------------------------------------------------------------------------------------------------------
              Net income                                $   120.7  $    89.2  $    73.0  $    56.6  $    37.4  $    61.4
===========================================================================================================================
COMMON        Net income per common share               $    4.26  $    3.19  $    2.63  $    2.01  $    1.33  $    2.20
STOCK         Cash dividends declared per common share       1.50       1.26  *    1.14       1.09       0.96       0.86
DATA          Year-end book value per common share          23.97      21.25      19.39      17.91      16.92      16.54
              Closing price of common stock per share:
                High                                       47         38         27 5/8      18        19 7/8     19 3/8
                Low                                        36 1/8     26 3/8     14 3/8      12        15 7/8     14 3/8
                Year-end                                   38 1/2     36 3/4     27 5/8     15 1/8     16 5/8     16 3/8
              Dividends/price                             3.2-4.2 %  3.3-4.8 %  4.1-7.9 %  6.1-9.1 %  4.8-6.0 %  4.4-6.0 %
              Dividends/earnings                             35.2       39.5       43.3       54.2       72.2       39.1
              Closing price/earnings                          9.0 x     11.5 x     10.5 x      7.5 x     12.5 x      7.4 x
              Market capitalization                     $ 1,090.6  $ 1,033.5  $   767.2  $   419.7  $   470.1  $   459.9
              Average shares outstanding (thousands)       28,325     27,972     27,761     28,159     28,148     27,876
              Period-end shares outstanding (thousands)    28,326     28,123     27,772     27,746     28,279     28,084
              Volume of shares traded (thousands)          25,486     21,394     15,714      8,620      9,928      6,410
- --------------------------------------------------------------------------------------------------------------------------
SELECTED      Total assets                              $ 8,968.1  $ 8,297.8  $ 7,650.9  $ 7,201.8  $ 6,873.6  $ 6,485.1
AVERAGE       Total loans, net of unearned income*        4,948.1    4,514.2    4,330.5    4,194.4    4,142.6    4,029.5
BALANCES      Investment and held for sale securities     2,826.3    2,639.6    1,842.3    1,548.1    1,348.6    1,244.8
              Earning assets                              8,095.3    7,565.4    6,981.1    6,543.7    6,129.8    5,666.0
              Deposits                                    6,736.4    6,592.3    6,143.2    5,713.0    5,447.4    5,076.0
              Long-term debt                                 95.3      127.7      127.8      128.3      129.8      132.7
              Shareholders' equity                          635.3      577.4      516.3      486.6      469.6      442.1
- --------------------------------------------------------------------------------------------------------------------------

SELECTED                                                       First Tennessee
FINANCIAL                                                      National
DATA   (Continued)                                             Corporation

SELECTED      Total assets                              $ 9,608.8  $ 8,925.8  $ 8,760.7  $ 7,485.2  $ 7,149.4  $ 6,697.9
PERIOD-END    Total loans, net of unearned income*        5,987.6    4,610.0    4,537.4    4,338.9    4,169.5    4,076.7
BALANCES      Investment and held for sale securities     2,169.7    3,031.1    2,526.6    1,630.1    1,508.3    1,272.1
              Earning assets                              8,481.2    8,116.1    7,674.7    6,700.6    6,246.0    5,782.9
              Deposits                                    7,146.8    6,916.8    6,791.3    6,016.3    5,595.4    5,283.2
              Long-term debt                                 90.0      126.9      127.8      127.9      128.7      131.9
              Shareholders' equity                          679.0      597.5      538.5      497.0      478.5      464.5
- ---------------------------------------------------------------------------------------------------------------------------
SELECTED      Return on average equity                      18.99 %    15.44 %    14.14 %    11.63 %     7.95 %    13.89 %
RATIOS        Return on average assets                       1.35       1.07       0.95       0.79       0.54       0.95
              Net interest margin                            4.35       4.37       4.13       4.07       4.10       4.30
              Allowance for loan losses
                   to loans (net of unearned income)*        1.73       2.10       1.98       2.00       1.58       1.26
              Net charge-offs to average
                   loans (net of unearned income)            0.57       0.81       1.38       1.03       1.21       1.07
              Average equity to average assets               7.08       6.96       6.75       6.76       6.83       6.82
              Average tangible equity to average
                  tangible assets                            6.29       6.23       6.14       6.27       6.28       6.19
              Average equity to average net loans           13.11      13.07      12.18      11.83      11.52      11.14
- --------------------------------------------------------------------------------------------------------------------------
RETURN TO     Stock appreciation                              4.8 %     33.0 %     82.6 %     (9.0)%      1.5 %     10.1 %
SHAREHOLDERS  Dividend yield                                  4.1        4.6        7.5        6.6        5.9        5.8
              Annual return                                   8.9       37.6       90.1       (2.4)       7.4       15.9
- --------------------------------------------------------------------------------------------------------------------------
  * Includes mortgage warehouse loans held for sale reported on the Consolidated Statements of Condition.
    The notes to consolidated financial statements should be read in conjunction  with this table.

 CREDIT RATINGS AT DECEMBER 31, 1993

                                                          Standard               Thomson
 Rating Agency                                 Moody's    & Poor's    Fitch     BankWatch
 --------------------------------------------------------------------------------------------
 Senior sinking fund debentures                                         A
 Subordinated debt                               Baa1       BBB+
 Long-term certificates of deposit*               A1         A-
 Short-term certificates of deposit*            Prime-1     A-2
 Overall credit rating                                                             B
 Commercial paper                                                                TBW-1
 --------------------------------------------------------------------------------------------

 *FTBNA

 NET-CHARGE OFFS AS A PERCENTAGE OF AVERAGE LOANS, NET OF
 UNEARNED INCOME

<Capton>


                                                  1993       1992
 -----------------------------------------------------------------
 Commercial and commercial real estate            .50%       .57%
 Consumer                                         .36        .63
 Credit card receivables                         2.80       3.87
 Permanent mortgage                               .06        .24
 -----------------------------------------------------------------


 OBLIGATIONS OF STATES AND MUNICIPALITIES BY QUALITY RATING
 AT DECEMBER 31, 1993


                                            Book        Percent
 (Dollars in thousands)                     Value       of Total
 -----------------------------------------------------------------
 Moody's Rating:
   Investment securities
     A or better                          $ 46,401         81%
     BAA1/Baa                                6,154         11
     Ba/B                                       45          -
     Not rated                               3,830          7
   Securities held for sale:
     D                                         491          1
 ----------------------------------------------------------------
        Total                             $ 56,921        100%
 =================================================================



CONSOLIDATED AVERAGE
BALANCE SHEET AND                                                                                       First Tennessee
RELATED YIELDS AND RATES (Unaudited)                                                                    National
                                                                                                        Corporation







                                                                                 1993                        1992
                                                                       ------------------------   ---------------------------
                                                                               Interest  Average            Interest  Average
(Fully taxable equivalent)                                             Average  Income/  Yields/   Average   Income/  Yields/
(Dollars in millions)                                                  Balance  Expense   Rates    Balance   Expense   Rates
- ------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans net of unearned income:
  Commercial:
    Taxable                                                             $2,175.2  $157.7   7.25 % $2,044.6  $156.3   7.64 %
    Tax-exempt                                                              87.2     7.3   8.33      122.1    12.2   9.99
- ------------------------------------------------------------------------------------------------------------------------------
      Total commercial loans                                             2,262.4   165.0   7.29    2,166.7   168.5   7.78
  Consumer                                                               1,441.3   120.3   8.35    1,151.3   106.4   9.24
  Credit card receivables                                                  396.5    51.1  12.90      388.1    53.2  13.72
  Real estate construction                                                  82.0     7.3   8.92       58.9     6.0  10.21
  Permanent mortgage                                                       509.1    44.1   8.65      624.2    57.1   9.15
  Mortgage warehouse loans held for sale                                   229.6    15.7   6.85       86.4     7.2   8.28
  Nonaccrual loans                                                          27.2     1.6   5.79       38.6     1.3   3.37
- ------------------------------------------------------------------------------------------------------------------------------
      Total loans (net of unearned income)                               4,948.1   405.1   8.19    4,514.2   399.7   8.85
- ------------------------------------------------------------------------------------------------------------------------------
Investment and held for sale securities:
  U.S. Treasury and other U.S. government agencies                       2,535.3   151.1   5.96    2,093.1   145.0   6.93
  States and municipalities                                                 76.2     7.9  10.34      101.7    10.5  10.39
  Other                                                                    214.8    14.3   6.67      444.8    32.2   7.24
- ------------------------------------------------------------------------------------------------------------------------------
      Total investment and held for sale securities                      2,826.3   173.3   6.13    2,639.6   187.7   7.11
- ------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                           4.0     0.2   3.55       40.6     2.5   6.01
  Federal funds sold and securities purchased
    under agreements to resell                                             136.5     3.6   2.62      212.6     6.4   3.02
  Trading account securities                                               180.4     9.6   5.34      158.4    10.6   6.70
- ------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                           320.9    13.4   4.16      411.6    19.5   4.73
- ------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                               8,095.3   591.8   7.31    7,565.4   606.9   8.02
Allowance for loan losses                                                 (102.9)                    (96.3)
Cash and due from banks                                                    534.6                     458.4
Premises and equipment, net                                                112.1                     106.3
Bond division receivables and other assets                                 329.0                     264.0
- ------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                                    $8,968.1  $591.8          $8,297.8  $606.9



                                                                                 1991                      1990
                                                                       ------------------------   ---------------------------
                                                                               Interest  Average            Interest  Average
(Fully taxable equivalent)                                             Average  Income/  Yields/   Average   Income/  Yields/
(Dollars in millions)                                                  Balance  Expense   Rates    Balance   Expense   Rates
- ------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans net of unearned income:
  Commercial:
    Taxable                                                              $1,940.4  $182.5   9.41 % $1,830.4  $193.3  10.60 %
    Tax-exempt                                                              146.8    16.7  11.38      184.2    22.7  12.34
- ------------------------------------------------------------------------------------------------------------------------------
      Total commercial loans                                              2,087.2   199.2   9.55    2,014.6   216.0  10.72
  Consumer                                                                1,016.0   107.6  10.59      982.1   111.3  11.34
  Credit card receivables                                                   370.4    53.0  14.31      313.7    46.2  14.73
  Real estate construction                                                  123.8    13.1  10.59      224.6    25.7  11.42
  Permanent mortgage                                                        613.9    61.9  10.09      568.8    58.0  10.20
  Mortgage warehouse loans held for sale                                     58.6     5.5   9.34       33.8     3.3   9.71
  Nonaccrual loans                                                           60.6     2.1   3.39       56.8     4.2   7.44
- ------------------------------------------------------------------------------------------------------------------------------
      Total loans (net of unearned income)                                4,330.5   442.4  10.22    4,194.4   464.7  11.08
- ------------------------------------------------------------------------------------------------------------------------------
Investment and held for sale securities:
  U.S. Treasury and other U.S. government agencies                        1,343.7   113.8   8.47    1,147.2   104.4   9.09
  States and municipalities                                                 133.0    13.9  10.48      171.1    18.0  10.53
  Other                                                                     365.6    27.7   7.57      229.8    18.6   8.10
- ------------------------------------------------------------------------------------------------------------------------------
      Total investment and held for sale securities                       1,842.3   155.4   8.44    1,548.1   141.0   9.11
- ------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                          330.6    23.2   7.02      357.0    30.3   8.49
  Federal funds sold and securities purchased
    under agreements to resell                                              352.8    19.5   5.53      308.8    24.3   7.87
  Trading account securities                                                124.8     9.9   7.94      135.4    12.3   9.07
- ------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                            808.2    52.6   6.51      801.2    66.9   8.35
- ------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                                6,981.0   650.4   9.32    6,543.7   672.6  10.28
Allowance for loan losses                                                   (92.9)                    (80.0)
Cash and due from banks                                                     422.3                     432.0
Premises and equipment, net                                                  96.7                      87.0
Bond division receivables and other assets                                  243.8                     219.1
- ------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                                     $7,650.9  $650.4          $7,201.8  $672.6

                                                                                 1989                       1988
                                                                       ------------------------   ---------------------------

                                                                               Interest  Average            Interest  Average
(Fully taxable equivalent)                                             Average  Income/  Yields/   Average   Income/  Yields/
(Dollars in millions)                                                  Balance  Expense   Rates    Balance   Expense   Rates
- ------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans net of unearned income:
  Commercial:
    Taxable                                                            $1,823.8  $206.0  11.29 % $1,794.8  $181.0  10.08 %
    Tax-exempt                                                            224.9    28.8  12.82      276.7    32.4  11.70
- ------------------------------------------------------------------------------------------------------------------------------
      Total commercial loans                                            2,048.7   234.8  11.46    2,071.5   213.4  10.30
  Consumer                                                                916.7   107.0  11.67      819.6    90.7  11.07
  Credit card receivables                                                 264.1    38.4  14.56      226.3    32.0  14.12
  Real estate construction                                                263.4    32.4  12.30      316.9    35.6  11.25
  Permanent mortgage                                                      564.9    56.5  10.00      530.8    53.3  10.04
  Mortgage warehouse loans held for sale                                   27.5     2.7   9.83       23.2     2.4  10.40
  Nonaccrual loans                                                         57.2     2.7   4.63       41.2     2.0   4.82
- ------------------------------------------------------------------------------------------------------------------------------
      Total loans (net of unearned income)                              4,142.5   474.5  11.46    4,029.5   429.4  10.66
- ------------------------------------------------------------------------------------------------------------------------------
Investment and held for sale securities:
  U.S. Treasury and other U.S. government agencies                        938.8    83.4   8.88      780.6    67.2   8.62
  States and municipalities                                               223.3    23.9  10.70      274.3    28.7  10.46
  Other                                                                   186.4    15.5   8.34      189.9    14.5   7.61
- ------------------------------------------------------------------------------------------------------------------------------
      Total investment and held for sale securities                     1,348.5   122.8   9.11    1,244.8   110.4   8.87
- ------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                        309.6    29.7   9.60      215.8    16.8   7.77
  Federal funds sold and securities purchased
    under agreements to resell                                            245.8    22.1   8.98      141.9    10.7   7.56
  Trading account securities                                               83.4     7.9   9.48       34.1     3.2   9.44
- ------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                          638.8    59.7   9.34      391.8    30.7   7.84
- ------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                              6,129.8   657.0  10.72    5,666.1   570.5  10.07
Allowance for loan losses                                                 (66.4)                    (61.9)
Cash and due from banks                                                   511.3                     616.8
Premises and equipment, net                                                85.1                      78.2
Bond division receivables and other assets                                213.8                     185.9
- ------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                                   $6,873.6  $657.0          $6,485.1  $570.5

                                                                         Average     Balance
(Fully taxable equivalent)                                               Growth     Rates (S)
(Dollars in millions)                                                    93/92        93/88
- ------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans net of unearned income:
  Commercial:
    Taxable                                                                 6.4 +         3.9 +
    Tax-exempt                                                             28.6 -        20.6 -
- ------------------------------------------------------------------------------------------------------------------------------
      Total commercial loans                                                4.4 +         1.8 +
  Consumer                                                                 25.2 +        12.0 +
  Credit card receivables                                                   2.2 +        11.9 +
  Real estate construction                                                 39.2 +        23.7 -
  Permanent mortgage                                                       18.4 -          .8 -
  Mortgage warehouse loans held for sale                                  165.7 +        58.2 +
  Nonaccrual loans                                                         29.5 -         8.0 -
- ------------------------------------------------------------------------------------------------------------------------------
      Total loans (net of unearned income)                                  9.6 +         4.2 +
- ------------------------------------------------------------------------------------------------------------------------------
Investment and held for sale securities:
  U.S. Treasury and other U.S. government agencies                         21.1 +        26.6 +
  States and municipalities                                                25.1 -        22.6 -
  Other                                                                    51.7 -         2.5 +
- ------------------------------------------------------------------------------------------------------------------------------
      Total investment and held for sale securities                         7.1 +        17.8 +
- ------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                         90.1 -        55.0 -
  Federal funds sold and securities purchased
    under agreements to resell                                             35.8 -          .8 -
  Trading account securities                                               13.9 +        39.5 +
- ------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                           22.0 -         3.9 -
- ------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                                  7.0 +         7.4 +
Allowance for loan losses                                                   6.9 +        10.7 +
Cash and due from banks                                                    16.6 +         2.8 -
Premises and equipment, net                                                 5.5 +         7.5 +
Bond division receivables and other assets                                 24.6 +        12.1 +
- ------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                                        8.1 +         6.7 +



CONSOLIDATED AVERAGE
BALANCE SHEET AND                                                                                       First Tennessee
RELATED YIELDS AND RATES (Unadited)                                                                     National
(continued)                                                                                             Corporation


                                                                                     1993                       1992
                                                                      -----------------------------  ---------------------------
                                                                                  Interest  Average           Interest Average
(Fully taxable equivalent)                                              Average   Income/   Yields/  Average  Income/  Yields/
(Dollars in millions)                                                   Balance   Expense   Rates    Balance  Expense  Rates
- -------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                                     $  492.0  $  9.6   1.96 % $  444.4  $ 11.6   2.61 %
  Savings                                                                  508.3    13.6   2.67      482.4    16.3   3.39
  Money market account                                                   1,592.9    41.3   2.59    1,513.5    49.8   3.29
  Certificates of deposit under $100,000 and other time                  2,296.4   111.3   4.85    2,459.7   139.1   5.65
  Certificates of deposit $100,000 and more                                370.3    14.2   3.83      426.0    17.9   4.20
- -------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                                    5,259.9   190.0   3.61    5,326.0   234.7   4.41
Federal funds purchased and securities sold
  under agreements to repurchase                                         1,020.7    29.0   2.84      690.3    22.5   3.25
Commercial paper and other short-term borrowings                           278.0    11.7   4.19      136.7     8.3   6.10
Long-term debt                                                              95.3     9.2   9.70      127.7    10.8   8.44
- -------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                                 6,653.9   239.9   3.61    6,280.7   276.3   4.40
Demand deposits                                                          1,476.5                   1,266.2
Bond division payables and other liabilities                               202.4                     173.5
Shareholders' equity                                                       635.3                     577.4
- -------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity / Interest expense     $8,968.1  $239.9          $8,297.8  $276.3
- -------------------------------------------------------------------------------------------------------------------------------
Net interest income-tax equivalent basis / Yield                                  $351.9   4.35 %           $330.6   4.37 %
Fully taxable equivalent adjustment                                                 (5.3)                     (7.6)
- -------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                               $346.6                    $323.0
- -------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                                                        3.70 %                    3.62 %
Effect of interest-free sources used to fund earning assets                                 .65                       .75
- -------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                        4.35 %                    4.37 %
- -------------------------------------------------------------------------------------------------------------------------------

                                                                                     1991                       1990
                                                                      -----------------------------  ---------------------------
                                                                                  Interest  Average           Interest Average
(Fully taxable equivalent)                                              Average   Income/   Yields/  Average  Income/  Yields/
(Dollars in millions)                                                   Balance   Expense   Rates    Balance  Expense  Rates
- -------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                                     $  375.6  $ 14.3   3.82 % $  357.1  $ 14.9   4.17 %
  Savings                                                                  397.9    19.4   4.86      380.8    19.8   5.19
  Money market account                                                   1,307.0    68.3   5.22    1,115.4    72.3   6.48
  Certificates of deposit under $100,000 and other time                  2,530.3   178.9   7.07    2,388.9   194.3   8.13
  Certificates of deposit $100,000 and more                                460.4    29.4   6.39      462.4    36.5   7.89
- -------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                                    5,071.2   310.3   6.12    4,704.6   337.8   7.18
Federal funds purchased and securities sold
  under agreements to repurchase                                           597.8    31.6   5.28      631.0    47.2   7.47
Commercial paper and other short-term borrowings                           100.8     8.3   8.26       91.1     8.7   9.60
Long-term debt                                                             127.8    11.6   9.10      128.3    12.2   9.55
- -------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                                 5,897.6   361.8   6.13    5,555.0   405.9   7.31
Demand deposits                                                          1,072.1                   1,008.4
Bond division payables and other liabilities                               164.8                     151.8
Shareholders' equity                                                       516.4                     486.6
- -------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity / Interest expense     $7,650.9  $361.8          $7,201.8  $405.9
- -------------------------------------------------------------------------------------------------------------------------------
Net interest income-tax equivalent basis / Yield                                  $288.6   4.13 %           $266.7   4.07 %
Fully taxable equivalent adjustment                                                 (9.8)                    (13.3)
- -------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                               $278.8                    $253.4
- -------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                                                        3.19 %                    2.97 %
Effect of interest-free sources used to fund earning assets                                 .94                      1.10
- -------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                        4.13 %                    4.07 %
- -------------------------------------------------------------------------------------------------------------------------------

                                                                                    1989                       1988
                                                                      -----------------------------  ---------------------------
                                                                                  Interest  Average           Interest Average
(Fully taxable equivalent)                                              Average   Income/   Yields/  Average  Income/  Yields/
(Dollars in millions)                                                   Balance   Expense   Rates    Balance  Expense  Rates
- -------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                                     $  420.0  $ 22.9   5.44 % $  510.2  $ 23.0   4.51 %
  Savings                                                                  416.3    21.7   5.20      492.6    25.6   5.19
  Money market account                                                     803.1    49.3   6.14      571.3    31.1   5.45
  Certificates of deposit under $100,000 and other time                  2,207.7   191.8   8.69    1,794.3   142.5   7.94
  Certificates of deposit $100,000 and more                                547.1    46.4   8.49      536.6    38.9   7.25
- -------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                                    4,394.2   332.1   7.56    3,905.0   261.1   6.69
Federal funds purchased and securities sold
  under agreements to repurchase                                           601.2    51.6   8.58      603.4    43.3   7.18
Commercial paper and other short-term borrowings                            70.5     9.3  13.14       95.5    10.3  10.75
Long-term debt                                                             129.8    12.6   9.76      132.7    12.3   9.30
- -------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                                 5,195.7   405.6   7.81    4,736.6   327.0   6.90
Demand deposits                                                          1,053.1                   1,171.0
Bond division payables and other liabilities                               155.2                     135.4
Shareholders' equity                                                       469.6                     442.1
- -------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity / Interest expense     $6,873.6  $405.6          $6,485.1  $327.0
- -------------------------------------------------------------------------------------------------------------------------------
Net interest income-tax equivalent basis / Yield                                  $251.4   4.10 %           $243.5   4.30 %
Fully taxable equivalent adjustment                                                (17.4)                    (20.0)
- -------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                               $234.0                    $223.5
- -------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                                                        2.91 %                    3.17 %
Effect of interest-free sources used to fund earning assets                                1.19                      1.13
- -------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                        4.10 %                    4.30 %
- -------------------------------------------------------------------------------------------------------------------------------

                                                                        Average Balance
(Fully taxable equivalent)                                              Growth Rates (%)
(Dollars in millions)                                                    93/92   93/88
- -------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                                      10.7 +   0.7 -
  Savings                                                                 5.4 +   0.6 +
  Money market account                                                    5.2 +  22.8 +
  Certificates of deposit under $100,000 and other time                   6.6 -   5.1 +
  Certificates of deposit $100,000 and more                              13.1 -   7.2 -
- -------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                                     1.2 -   6.1 +
Federal funds purchased and securities sold
  under agreements to repurchase                                         47.9 +  11.1 +
Commercial paper and other short-term borrowings                        103.4 +  23.8 +
Long-term debt                                                           25.4 -   6.4 -
- -------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                                  5.9 +   7.0 +
Demand deposits                                                          16.6 +   4.7 +
Bond division payables and other liabilities                             16.7 +   8.4 +
Shareholders' equity                                                     10.0 +   7.5 +
- -------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity / Interest expense       8.1 +   6.7 +
- -------------------------------------------------------------------------------------------------------------------------------
Net interest income-tax equivalent basis / Yield
Fully taxable equivalent adjustment
- -------------------------------------------------------------------------------------------------------------------------------
Net interest income
- -------------------------------------------------------------------------------------------------------------------------------
Net interest spread
Effect of interest-free sources used to fund earning assets
- -------------------------------------------------------------------------------------------------------------------------------
Net interest margin
- -------------------------------------------------------------------------------------------------------------------------------

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

                             ANNUAL REPORT GRAPHS



GRAPH TITLE:                           Return on Average Equity

NARRATIVE DESCRIPTION:                 This is a bar graph with the x-axis
                                       representing annual periods from
                                       1988 to 1993 and the y-axis ranging
                                       from 0.00 percent to 20.00 percent.
                                       The bars begin in 1988 at 13.89
                                       percent, fall to 7.95 percent in
                                       1989, and then generally increase
                                       until reaching 18.99 percent in
                                       1993.

DATA POINTS:
                                       (Percent)         Return on Equity
                                         1988                 13.89
                                         1989                  7.95
                                         1990                 11.63
                                         1991                 14.14
                                         1992                 15.44
                                         1993                 18.99

NOTE: In 1993 ROE reached 18.99 percent, the fourth consecutive year with improving profitability. Excluding the one-time expenses related to the HFC acquisition, 1992 ROE would have been 18.14 percent.

REFERENCE:                             Financial Performance Summary
                                       Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                   Return on Average Assets

NARRATIVE DESCRIPTION:         This is a bar graph with the x-axis
                               representing annual periods from 1988
                               to 1993 and the y-axis ranging from 0.00 percent to 1.40 percent. The bars begin in 1988 at .95 percent, fall to .54 percent in 1989, and then generally increase until reaching 1.35 percent in 1993.

DATA POINTS:

                                     (Percent)         Return on Assets
                                        1988                  0.95
                                        1989                  0.54
                                        1990                  0.79
                                        1991                  0.95
                                        1992                  1.07
                                        1993                  1.35


NOTE: Profitability, as measured by ROA, improved to 1.35 percent in 1993, reflecting strong growth in noninterest revenue, a lower loan loss provision, and a stable net interest margin. Excluding the one-time expenses related to the HFC acquisition, 1992 ROA would have been
                               1.26 percent.

REFERENCE:                     Financial Performance Summary
                               Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                    Earnings Per Share

NARRATIVE DESCRIPTION:          This is a bar graph with the x-axis
                                representing annual periods from
                                1988 to 1993 and the y-axis ranging
                                from $0.00 to $4.00.  The bars
                                begin in 1988 at $2.20, fall to
                                $1.33 in 1989, and then generally
                                increase until reaching $4.26 in 1993.


DATA POINTS:

                                       (Dollars)            Earnings Per Share
                                         1988                      2.20
                                         1989                      1.33
                                         1990                      2.01
                                         1991                      2.63
                                         1992                      3.19
                                         1993                      4.26


NOTE: Earnings per share increased 33.5 percent in 1993 and has had a 14.1 percent compounded annual growth rate since 1988, adjusted for the 1992 three-for-two stock dividend.

REFERENCE:                      Financial Performance Summary
                                Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                      Earnings Trend

NARRATIVE DESCRIPTION:            This is a line graph with the x-axis
                                  representing annual periods from 1988 to 1993 and the y-axis ranging from $0 to $200 million. There are two lines:
                                  net income and pre-tax, fully-taxable
                                  equivalent income before provision for
                                  loan losses.  The net income line
                                  begins at approximately $60 million
                                  in 1988, falls to approximately $35
                                  million in 1989, and then increases
                                  steadily to approximately $120
                                  million in 1993.  The pre-tax,
                                  fully-taxable equivalent income
                                  before provision for loan losses
                                  line begins at approximately $125
                                  million and generally increases
                                  until it reaches approximately $225
                                  million in 1993.  Two numbers have
                                  been added to the graph which report
                                  that over the five year period net
                                  income experienced a 14.5 percent
                                  annual compounded growth rate while
                                  pre-tax, fully-taxable equivalent
                                  income before provision for loan
                                  losses experienced a 12.0 percent
                                  annual compounded growth rate.

DATA POINTS:


                                                                 Pre-Tax, Fully-Taxable
                            (Millions of                        Equivalent Income Before
                              Dollars)         Net Income       Provision for Loan Losses
                                1988              61.4                    127.3
                                1989              37.4                    131.1
                                1990              56.6                    154.8
                                1991              73.0                    163.8
                                1992              89.2                    195.0
                                1993             120.7                    223.9



NOTE: FTNC's pre-tax earnings before loan loss provisions have steadily improved over the last five years, experiencing approximately a 12 percent annual compounded growth rate over the last five years.

REFERENCE:                        Financial Performance Summary Section

                            ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                        Net Interest Margin and Spread

NARRATIVE DESCRIPTION:              This is a line graph with the x-axis
                                    representing annual periods from
                                    1988 to 1993 and the y-axis not
                                    shown.  There are two lines:
                                    net interest spread and net interest
                                    margin.  The net interest spread line
                                    begins at 3.17 percent in 1988, falls to
                                    2.91 percent in 1989, and then
                                    increases steadily to 3.70 percent
                                    in 1993.  The net interest margin
                                    line begins at 4.30 percent in 1988,
                                    decreases until 1990 when it reaches
                                    4.07 percent, increases to 4.37
                                    percent in 1992, and falls to 4.35
                                    percent in 1993.


DATA POINTS:

                                                    Net                       Net
                                                  Interest                  Interest
                              (Percent)            Spread                    Margin
                                1988                 3.17                      4.30
                                1989                 2.91                      4.10
                                1990                 2.97                      4.07
                                1991                 3.19                      4.13
                                1992                 3.62                      4.37
                                1993                 3.70                      4.35

NOTE: Despite an increase in the net interest spread, the net interest margin dropped 2 basis points as the historically low interest rate environment reduced the value of the net free funding.

REFERENCE:                          Net Interest Income Section

                            ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                        Profitability Per Employee

NARRATIVE DESCRIPTION:              This is a bar graph with the x-axis
                                    representing annual periods from
                                    1988 to 1993 and the y-axis ranging
                                    from $0 to $50 thousand.  The bars
                                    begin in 1988 at $30 thousand,
                                    generally increase until reaching
                                    $47 thousand in 1992, and then falls
                                    to $46 thousand in 1993.

DATA POINTS:

                                    (Thousand of $)       Profitability Per Employee
                                          1988                        30
                                          1989                        32
                                          1990                        38
                                          1991                        39
                                          1992                        47
                                          1993                        46

NOTE: FTNC maintained its high level of profitability in 1993, even though several expansions impacted the level of profitability.
                                    Profitability per employee is
                                    calculated by dividing by average
                                    full-time equivalent employees the
                                    fully taxable equivalent, pre-tax,
                                    pre-provision income adjusted for
                                    significant non-recurring items and
                                    securities gains and losses.

REFERENCE:                          No Specific Reference Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                     Earning Asset Mix as a Percentage of
                                 Average Assets

NARRATIVE DESCRIPTION:           This is a stacked bar graph with the
                                 x-axis representing annual periods from 1988 to 1993 and the y-axis ranging from 0 percent to 80 percent. The total of the stacked bars, which represents the percent of average assets that are earning assets, begins at 87 percent in 1988, increases to 91 percent in 1991 and 1992, and then falls to 90 percent in 1993.
                                 The stacked bar is comprised of three
                                 different shaded areas: loans, net of unearned income, investment securities, and other earning assets. The area highlighting the percentage of loans, net of unearned income to earning assets, began at 62 percent in 1988 and generally declined to 54 percent in 1992 before rising to 55 percent in 1993. The area highlighting the percentage of investments to earnings assets began at 19 percent in 1988 and generally rose until it reached 32 percent for 1992 and 1993. The top area of the stacked bar represented the percentage of other earning assets to total assets and began at 6 percent in 1988, rose to 11 percent in 1990 and 1991, and generally fell in 1992 and 1993 before reaching 4 percent in 1993.

DATA POINTS:

                                                Loans, Net of              Investment                  Other
                             (Percent)         Unearned Income             Securities             Earning Assets
                               1988                 62.1                      19.2                      6.1
                               1989                 60.3                      19.6                      9.3
                               1990                 58.2                      21.5                     11.2
                               1991                 56.6                      24.0                     10.6
                               1992                 54.4                      31.8                      5.0
                               1993                 55.2                      31.5                      3.6

NOTE: The percentage of loans, net of unearned income, to earning assets increased for the first time in six years.

REFERENCE:                       Balance Sheet Composition Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                       Average Loan Composition

NARRATIVE DESCRIPTION:             This is a stacked bar graph with the
                                   x-axis representing annual periods
                                   from 1988 to 1993 and the y-axis
                                   ranging from 0 percent to 100
                                   percent.  The total of the
                                   stacked bars is equal to 100 percent
                                   since the bars are highlighting the
                                   composition of the loan portfolio.
                                   The stacked bar is comprised of two
                                   different shaded areas: consumer,
                                   credit card receivables, and
                                   mortgage loans; and commercial and
                                   commercial real estate.  The area
                                   highlighting the percentage of loans
                                   from consumer, credit card
                                   receivables, and mortgage loans
                                   began at 39 percent in 1988 and
                                   increased every year until it
                                   reached 52 percent in 1993.  The
                                   area highlighting the percentage of
                                   loans which are commercial and
                                   commercial real estate began at 61
                                   percent in 1988 and declined every
                                   year until it reached 48 percent in
                                   1993.

DATA POINTS:

                                                   Consumer, Credit Card          Commercial
                                                      Receivables and           and Commercial
                                   (Percent)             Mortgages               Real Estate
                                      1988                 39.7                      60.3
                                      1989                 42.8                      57.2
                                      1990                 45.3                      54.7
                                      1991                 47.5                      52.5
                                      1992                 49.8                      50.2
                                      1993                 52.1                      47.9

NOTE: Consumer loans continue to represent a higher percentage of the total loan portfolio.

REFERENCE:                        Balance Sheet Composition Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                     Deposits and Other Interest-Bearing
                                 Liabilities as a Percentage of
                                 Average Assets

NARRATIVE DESCRIPTION:           This is a stacked bar graph with the
                                 x-axis representing annual periods
                                 from 1988 to 1993 and the y-axis
                                 ranging from 0 percent to 80
                                 percent.  The total of the stacked
                                 bars, which represents the percent
                                 of average assets that are funded
                                 with market rate core deposits,
                                 non-market rate core deposits, and
                                 other purchased funds, begins at 73
                                 percent in 1988, increases to 77
                                 percent in 1991 and 1992, and then
                                 falls to 74 percent in 1993.  The
                                 stacked bar is comprised of three
                                 different shaded areas: market rate
                                 core deposits, non-market rate core
                                 deposits, and other purchased funds.
                                 The area highlighting the percentage
                                 of funding from market rate core
                                 deposits began at 37 percent in 1988
                                 and generally increased to 50
                                 percent in 1991 before falling to 43
                                 percent in 1993.  The area
                                 highlighting the percentage of
                                 funding from non-market rate core
                                 deposits began at 16 percent in 1988
                                 and generally fell until it reached
                                 11 percent for 1992 and 1993.  The
                                 top area of the stacked bar
                                 represented the percentage of
                                 funding from other purchased funds
                                 and began at 21 percent in 1988,
                                 fell to 17 percent in 1991 and 1992,
                                 and increased to 20 percent in 1993.

DATA POINTS:

                                                Market Rate            Non-Market Rate                Other
                            (Percent)          Core Deposits            Core Deposits            Purchased Funds
                              1988                 36.5                      15.4                     21.1
                              1989                 43.8                      12.2                     19.6
                              1990                 48.7                      10.2                     18.2
                              1991                 50.2                      10.1                     16.8
                              1992                 47.9                      11.2                     16.6
                              1993                 43.4                      11.1                     19.7

NOTE:                            As interest rates remained low
                                 and the difference between the
                                 rates on non-market rate accounts
                                 and market rate accounts continued to
                                 be small, customers invested their additional funds in non-market rate core deposits.

REFERENCE:                       Balance Sheet Composition Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                    Net Charge-Offs

NARRATIVE DESCRIPTION:          This is a bar graph with the x-axis
                                representing annual periods from
                                1988 to 1993 and the y-axis ranging
                                from $0 to $80 million.  The bars
                                begin in 1988 at $43 million,
                                generally increase until reaching
                                $60 million in 1991, and then fall
                                to $28 million in 1993.

DATA POINTS:

                                  (Millions of $)              Net Charge-Offs
                                        1988                         43.2
                                        1989                         49.9
                                        1990                         43.3
                                        1991                         59.9
                                        1992                         36.4
                                        1993                         28.4

NOTE:                           The low level of net charge-offs is
                                a result of a recent renewal in
                                economic growth and improvements
                                in the asset quality management process.


REFERENCE:                      Allowance for Loan Losses and Net
                                Charge-Offs Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                       Nonperforming Loans

NARRATIVE DESCRIPTION:             This is a bar graph with the x-axis
                                   representing annual periods from
                                   1988 to 1993 and the y-axis ranging
                                   from $0 to $100 million.  The bars
                                   begin in 1988 at $36 million,
                                   generally increase until reaching
                                   $71 million in 1990, and then fall
                                   to $25 million in 1993.

DATA POINTS:

                                  (Millions of $)            Nonperforming Loans
                                        1988                         36.4
                                        1989                         48.5
                                        1990                         70.7
                                        1991                         45.8
                                        1992                         30.0
                                        1993                         25.4

NOTE: The improvement in nonperforming loans reflects FTNC's positive asset quality trends over the last three years.

REFERENCE:                         Nonperforming Assets Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                      Nonperforming Assets to Total Loans*
                                  *Note:  Net of unearned income plus
                                            foreclosed real estate and
                                            other assets

NARRATIVE DESCRIPTION:            This is a bar graph with the x-axis
                                  representing annual periods from
                                  1988 to 1993 and the y-axis ranging
                                  from 0 percent to 2.50 percent.  The
                                  bars begin in 1988 at 1.16 percent,
                                  generally increase until reaching
                                  2.35 percent in 1990, and then fall
                                  to .97 percent in 1993.

DATA POINTS:

                                                           Nonperforming Assets
                                    (Percent)                 to Total Loans
                                       1988                        1.16
                                       1989                        1.77
                                       1990                        2.35
                                       1991                        1.83
                                       1992                        1.18
                                       1993                         .97

NOTE: The improvement in the nonperforming assets to total loans ratio reflects the substantial decrease in nonperforming loans and foreclosed real estate over the last three years.

REFERENCE:                        Nonperforming Assets Section

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                          Cumulative Changes in Nonaccrual
                                      Loans and Other Real Estate Since
                                      Year-End 1988 (Quarterly)

NARRATIVE DESCRIPTION:                This is a line graph with the x-axis
                                      representing quarterly periods from
                                      1988 to 1993 and the y-axis ranges
                                      from $0 to $210 million.  There are
                                      two lines: nonaccrual loans and OREO
                                      net of charge-offs and adjustments
                                      and nonaccrual loans and OREO.  The
                                      nonaccrual loans and OREO net of
                                      charge-offs and adjustments line
                                      begins at $0 at December 31, 1988,
                                      generally increases until it reaches
                                      $59 million in the first quarter of
                                      1991, then decreases steadily to
                                      $(6) million in the third quarter of
                                      1993, and then rises to $11 million
                                      in the fourth quarter of 1993.  The
                                      nonaccrual loans and OREO line
                                      begins at $0 at December 31, 1988,
                                      generally increases until it reaches
                                      $144 million in the fourth quarter
                                      of 1991, then decreases steadily to
                                      $127 million in the third quarter of
                                      1993, and then rises to $149 million
                                      in the fourth quarter of 1993.  The
                                      area between the two lines is shaded
                                      and represents the impact to
                                      nonaccrual loans and OREO from net
                                      charge-offs and adjustments.


DATA POINTS:

                                                        Nonaccrual Loans and
                                                                OREO
                                                       Net of Charge-Offs and        Nonaccrual Loans
                                (Millions of $)              Adjustments                 and OREO
                                    12/31/88                      0                          0
                                      1Q89                       13                         15
                                      2Q89                       45                         49
                                      3Q89                       35                         57
                                    12/31/89                     27                         63
                                      1Q90                       37                         77
                                      2Q90                       35                         82
                                      3Q90                       35                         91
                                    12/31/90                     56                        123
                                      1Q91                       59                        134
                                      2Q91                       50                        137
                                      3Q91                       43                        142
                                    12/31/91                     35                        144
                                      1Q92                       32                        144
                                      2Q92                       24                        142
                                      3Q92                       20                        142
                                    12/31/92                      7                        134

                             ANNUAL  REPORT  GRAPHS


                                1Q93                  3                   133
                                2Q93                  0                   133
                                3Q93                 -6                   127
                              12/31/93               11                   149

NOTE: Over the last three years extensive charge-offs and improving asset quality trends reduced nonperforming loans and OREO below their 1988 levels. The MNMC acquisition added $22.8 million in assets in the fourth quarter of 1993.

REFERENCE:                  Allowance for Loan Losses and Net
                            Charge-Offs and Nonperforming Assets
                            Sections

                             ANNUAL  REPORT  GRAPHS


GRAPH TITLE:                Cumulative Changes in Classified
                            Assets Since Year-End 1988
                            (Quarterly)

NARRATIVE DESCRIPTION:      This is a line graph with the x-axis
                            representing quarterly periods from
                            1988 to 1993 and the y-axis ranges
                            from $0 to $210 million.  There are
                            two lines: classified assets net of
                            charge-offs and adjustments and
                            classified assets.  The classified
                            assets net of charge-offs and
                            adjustments line begins at $0 at
                            December 31, 1988, generally
                            increases until it reaches $99
                            million in the third quarter of
                            1991, then decreases steadily to
                            $(6) million in the third quarter of
                            1993, and then rises to $(5) million
                            in the fourth quarter of 1993.  The
                            classified assets line begins at $0
                            at December 31, 1988, generally
                            increases until it reaches $202
                            million in the third quarter of
                            1991, then decreases steadily to
                            $128 million in the third quarter of
                            1993, and then rises to $134 million
                            in the fourth quarter of 1993.  The
                            area between the two lines is shaded
                            and represents the impact to
                            nonaccrual loans and OREO from net
                            charge-offs and adjustments.


DATA POINTS:

                                                     Classified Assets
                                                   Net of Charge-Offs and
                           (Millions of $)              Adjustments             Classified Assets
                               12/31/88                       0                          0
                                 1Q89                        17                         19
                                 2Q89                        59                         67
                                 3Q89                        46                         68
                               12/31/89                      30                         68
                                 1Q90                        74                        115
                                 2Q90                        83                        131
                                 3Q90                        83                        141
                               12/31/90                      80                        154
                                 1Q91                        95                        173
                                 2Q91                        95                        186
                                 3Q91                        99                        202
                               12/31/91                      78                        190
                                 1Q92                        73                        189
                                 2Q92                        59                        179
                                 3Q92                        51                        175
                               12/31/92                      24                        151
                                 1Q93                        17                        147
                                 2Q93                        -4                        130

                             ANNUAL  REPORT  GRAPHS


                             3Q93                        -6                        128
                           12/31/93                      -5                        134

NOTE: Classified assets include all potential problem and nonperforming assets. Improvements in asset quality since mid-1990 are reflected by the reduction in classified assets, net of charge-offs and adjustments. The MNMC acquisition added $22.8 million in assets in the fourth quarter of 1993.

REFERENCE:                      Allowance for Loan Losses and Net
                                Charge-Offs and Nonperforming Assets
                                Sections