Form 10-K, Exhibit 13
FIRST TENNESSEE NATIONAL CORP
filed 1995-03-24
CIK 36966

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS

This financial review should be read with the consolidated financial statements and accompanying notes presented on pages 28 through 48 and other information presented on pages 6 through 10. A glossary is included on pages 26 through 27 to assist with terminology.

OVERVIEW OF OPERATIONS
--------------------------------------------------------------------------------
EARNINGS PERFORMANCE
--------------------------------------------------------------------------------

                                          1994           1993           1992
--------------------------------------------------------------------------------
Net income (millions)                    $146.3         $106.1         $ 90.4
Net income per share                     $ 4.56         $ 3.31         $ 2.99
Return on average equity                  20.04%         16.07%         14.98%
Return on average assets                   1.45%          1.11%          1.05%
--------------------------------------------------------------------------------

    Earnings for 1994 reflect the fourth consecutive year of record earnings. Factors contributing to the 1994 earnings increase and performance improvement include a lower loan loss provision due to improved credit quality, double-digit commercial and consumer loan growth, and an expansion in fee-based businesses. The positive impact during 1994 was somewhat reduced by increased noninterest expenses related to this expansion.
    Net income in years prior to 1994 has been impacted by the effect of acquisitions accounted for as poolings of interests. These acquisitions in 1994 included: SNMC Management Corporation (SNMC), parent company of Sunbelt National Mortgage Corporation (Sunbelt Mortgage); Highland Capital Management Corp.; Cleveland Bank and Trust Company; and Planters Bank. Maryland National Mortgage Corporation, renamed MNC Mortgage Corporation (MNC Mortgage) in 1994, was acquired on October 1, 1993, and was accounted for as a purchase. Therefore, the consolidated statements do not reflect the results of MNC Mortgage's operations prior to October 1, 1993. For additional information related to acquisitions see Note 2 - Business Combinations. The graphs on this page show the originally reported information (i.e., the performance ratios as originally presented in that year's annual report) compared to the same information as restated to reflect poolings of interests. The difference in earnings per share for 1993 between the reported $4.26 and the restated $3.31 was 95 cents. Of this amount, 80 cents was primarily due to Sunbelt's 1993 business plan of retaining servicing to increase future fee income rather than selling servicing to cover origination expenses and the shares issued as part of the transaction. The remaining 15 cents difference is attributable to the banks and investment advisor acquired in 1994.
    For the remainder of this document, the financial position and results of operations of all companies are reflected on a combined basis for transactions accounted for as poolings of interests from the earliest period presented.

INCOME STATEMENT ANALYSIS

NET INTEREST INCOME
    Net interest income provided approximately 50 percent of revenue in 1994. Changes in the mix and volume of earning assets and interest-bearing liabilities, their related yields and interest rates, have a major impact on earnings. For purposes of this discussion, net interest income has been adjusted to a fully taxable equivalent basis for certain tax-exempt loans and investments included in earning assets. Earning assets, including loans, have been expressed as averages, net of unearned income.

--------------------------------------------------------------------------------
NET INTEREST INCOME AND EARNING ASSETS
--------------------------------------------------------------------------------

(Dollars in millions)                 1994            1993            1992
--------------------------------------------------------------------------------
Investment securities               $2,153.9        $2,921.9        $2,716.2
Loans                                6,431.0         5,360.9         4,689.2
Other earning assets                   411.1           325.6           419.6
--------------------------------------------------------------------------------
   Total earning assets             $8,996.0        $8,608.4        $7,825.0
--------------------------------------------------------------------------------
Net interest income                 $  385.4        $  369.7        $  343.0
Net interest spread                     3.62%           3.68%           3.65%
Net interest margin                     4.28%           4.29%           4.38%
--------------------------------------------------------------------------------

    Earning assets increased 5 percent in 1994, reflecting the improved commercial and consumer loan demand and the acquisition of MNC Mortgage, which were partially funded by a decrease in the investment securities portfolio. Loans in 1994 were 71 percent of earning assets compared to 62 percent and 60 percent in 1993 and 1992, respectively. The growth in earning assets in 1994 was primarily supported by a 6 percent increase in average interest-bearing core deposits. Interest-bearing core deposits continued to be First Tennessee's largest source of funding, providing 60 percent of the required earning asset funding.
    Net interest income increased 4 percent during 1994 compared to 8 percent in 1993. Growth in both years was primarily due to a higher volume of average earning assets. Net interest margin was 4.28 percent for 1994 which was flat compared with 1993 despite the impact of a 250 basis point increase in interest rates in the national market. The net interest margin for 1993 was 4.29 percent, 9 basis points less than 1992. Conversely, in 1994, the net interest spread declined to 3.62 percent from 3.68 percent in 1993, as interest-bearing liabilities repriced faster than interest-bearing assets. Rising interest rates reduced the impact of the narrowing in the net interest spread by increasing the benefit from interest free funding. Based on First Tennessee's economic assumptions of further interest rate increases in the first half of 1995, coupled with ongoing competitive pressures and loan and deposit growth, spreads may not mirror the levels seen in 1994. Management expects that these factors will contribute to a decline in the net interest margin. Once interest rates stabilize, the net interest margin should begin to improve. Additional discussion can be found in the Interest Rate Risk section.

PROVISION FOR LOAN LOSSES
    The provision for loan losses reflects management's judgment of the risk inherent in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The evaluation process to determine potential losses includes consideration of the industry, specific conditions of the individual borrower, and the general economic environment. As these factors change, the level of loan loss provision changes.

--------------------------------------------------------------------------------
PROVISION FOR LOAN LOSSES
--------------------------------------------------------------------------------

(Dollars in millions)                          1994          1993         1992
--------------------------------------------------------------------------------
Provision for loan losses                     $ 16.7        $ 35.7        $44.2
Net charge-offs                                 17.5          28.8         36.9
Allowance for loan losses                      107.0         107.7         99.8
--------------------------------------------------------------------------------

The provision for 1994, the lowest level since 1990, reflects the significant improvement in asset quality. Additional discussion of asset quality can be found under Asset Quality and Credit Risk Management.

NONINTEREST INCOME

    Noninterest income, also called fee income, is a significant source of First Tennessee's revenue, contributing approximately 50 percent in 1994. Total noninterest income increased 16 percent in 1994 compared to a 42 percent increase in 1993.

NONINTEREST INCOME
--------------------------------------------------------------------------------

(Dollars in millions)                          1994         1993         1992
--------------------------------------------------------------------------------
Mortgage banking                              $118.4       $ 85.7       $ 16.3
Bond division                                   77.5         91.5         80.3
Deposit transactions and
  cash management                               63.2         57.4         52.9
Bank card                                       31.4         28.5         26.6
Trust services                                  28.9         26.5         23.8
All other                                       49.1         44.4         37.7
--------------------------------------------------------------------------------
 Total fee income                              368.5        334.0        237.6
Gains/(losses)on securities                     20.6           .8         (1.6)
--------------------------------------------------------------------------------
  Total noninterest income                    $389.1       $334.8       $236.0
--------------------------------------------------------------------------------


    Mortgage banking - Mortgage banking noninterest income consists of loan origination fees, servicing fee income, net gains from the sale of mortgage loans, and gains from the sale of mortgage servicing rights. As interest rates increased during the year, refinancing activity declined resulting in increased pricing competition for originations. The decline in refinancing activity due to the interest rate environment also lengthened the expected life of the servicing portfolio resulting in an increase in the market value of servicing assets. During 1994, mortgage originations totaled $4.3 billion as compared to $4.8 billion during 1993. The mortgage servicing portfolio, which includes servicing for ourselves and others, totaled $11.7 billion at year-end 1994 as compared to $13.1 billion at year-end 1993. The change in the portfolio was created primarily from additions due to originations of $4.3 billion, flow and bulk sales of servicing of $4.2 billion, principal reductions including prepayments of $1.9 billion, and acquired servicing of $.4 billion. Although the servicing portfolio declined in total principal serviced, the estimated market value of the portfolio increased approximately 7 percent in value. Gains recognized from the sale of servicing during 1994 totaled $54.2 million as compared to $13.6 million during 1993.
    Bond division - Bond division revenues decreased 15 percent in 1994, following a 14 percent increase in 1993 and a 17 percent increase in 1992. The decrease in 1994 primarily resulted from a change in customer investment activities because of changing market conditions, volatile and rising interest rates, and strong loan growth in community banks, one of the principal customer segments of the bond division. The increase in 1993 was a result of increased market penetration, additional products, and the diversification of the customer base. Bond division revenues are obtained primarily from the sale of securities as both principal and agent. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff. Inventory is hedged to protect against movements in interest rates.
Going forward, the bond division's revenues should begin to rise once interest rates stabilize and banks begin to experience slower loan growth.
    Deposit transactions and cash management - The 10 percent growth in 1994 and the 8 percent growth in 1993 reflect increased sales of cash management services, the introduction of new retail deposit products, and increased sales of existing products.
    Bank card - Bank card income includes both cardholder and merchant processing fees. An increased sales force helped improve the overall volume of merchant card transactions processed as well as the expansion of merchant services in restaurant and hotel chains.
    Trust services - The 9 percent increase in trust services income was a result of fee growth in the managed segment of the business, including Personal Trust, Employee Benefit Trust, and Investment Management accounts. Total trust assets including custodial accounts were approximately $12.6 billion at the end of 1994 compared to $13.7 billion for the previous year. The decrease in asset values was due to the departure of a few institutional custody accounts and maturing bond issues in the corporate trust area.
    Net securities gains/losses - Net securities gains during 1994 included $7.5 million of equity securities gains related to the formation of the charitable foundation; $4.4 million of losses resulting from securities being sold in the normal course of business; an $.8 million recovery from investments previously written down; and $16.7 million recognized as venture capital gains. The venture capital subsidiaries realized $.5 million in losses in 1993 and no gain or loss in 1992. Securities gains in 1993 included a $.3 million recovery, and securities losses in 1992 included a markdown of $1.4 million on the investment securities classified as securities held for sale.
    Excluding venture capital gains and other securities transactions, noninterest income grew 10 percent during 1994 and 41 percent during 1993. The majority of the growth in 1993 was due to acquired mortgage companies.

NONINTEREST EXPENSE
    Noninterest expense, also called operating expense, increased 11 percent during 1994 and 30 percent during 1993. During 1994, a number of nonrecurring expenses were recognized, which included adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits," on January 1, 1994. Adoption of this standard increased benefits expense $2.3 million related to prior services rendered and rights vested. In addition, a charitable foundation was established which increased contribution expenses $9.4 million. Finally, acquisitions completed in 1994 resulted in a number of one-time costs which totaled $4.8 million. Excluding the one-time items discussed above and incentive expenses related to the venture capital gains, noninterest operating expense increased 7 percent during 1994. The increase in 1993 includes the impact of the MNC Mortgage and the New South Bancorp acquisitions in the fourth quarter of 1993. These acquisitions added $20.4 million to 1993 expenses.

--------------------------------------------------------------------------------
NONINTEREST OPERATING EXPENSE

(Dollars in millions)                           1994         1993         1992
--------------------------------------------------------------------------------
Staff expense                                  $294.9       $265.8       $198.9
Operations services                              33.2         28.5         24.2
Occupancy                                        30.0         24.9         23.0
Communications                                   26.0         21.5         17.0
Equipment                                        24.6         20.3         17.0
Amortization of intangibles                      20.7         30.8         13.7
Deposit insurance premium                        16.4         16.0         15.7
Legal and professional fees                      12.7         10.9         11.2
All other                                        87.2         73.2         59.1
--------------------------------------------------------------------------------
  Total operating expense                      $545.7       $491.9       $379.8
--------------------------------------------------------------------------------

    The acquisition of mortgage companies contributed 39 percent in 1994 and 82 percent in 1993 of the growth in operating expenses. Specifically, mortgage company acquisitions contributed approximately 68 percent of the 11 percent increase in employee compensation, incentives, and benefits (staff expense) in 1994, and approximately 70 percent of the 34 percent increase in 1993. Staff expense comprised 54 percent of the increase in noninterest expense in 1994 and approximately 60 percent of the increase in 1993. However, excluding the mortgage acquisitions, staff expense grew 4 percent in 1994.

Impact of Mortgage Companies on Noninterest Income and Noninterest Expense - The acquisition of the mortgage companies had a significant impact on the comparability of noninterest income and noninterest expenses for the periods presented. MNC Mortgage, as a purchase acquisition, is only included in the statements of operations for the fourth quarter of 1993 and forward. SNMC, as a pooling of interests acquisition, is reflected in all periods presented. However, SNMC began operations in November 1992; therefore, only the results of two months of operations are included in that year. The following table is presented to illustrate the impact of these acquisitions on various noninterest income and noninterest expense line items from year to year. These numbers are not adjusted for the one-time items discussed earlier.

--------------------------------------------------------------------------------
IMPACT OF MORTGAGE ACQUISITIONS
--------------------------------------------------------------------------------

                                     % Growth including     % Growth excluding
                                   mortgage acquisitions  mortgage acquisitions*
--------------------------------------------------------------------------------
                                      1994        1993       1994        1993
--------------------------------------------------------------------------------
Noninterest Income:
Mortgage banking                       38%        426%        51%          8%
All other                              11          18         10          15
Total noninterest income               16          42         10          13

Noninterest Expense:
Staff expense                          11%         34%         4%         10%
Operations services                    17          18         17          11
Occupancy                              21           8          5           2
Communications                         21          27         11           9
Equipment                              21          19         13           6
Amortization of
  intangibles                         (33)        125        (33)        (37)
All other                              19          20         23          (2)
Total noninterest
  expense                              11          30          8           5
--------------------------------------------------------------------------------
*excludes MNC Mortgage and SNMC
--------------------------------------------------------------------------------

    As shown in the table, in 1994 total noninterest income grew 16 percent with the mortgage acquisitions and 10 percent without the mortgage acquisitions, while total noninterest expense grew 11 percent with mortgage acquisitions and 8 percent without mortgage acquisitions.

INCOME TAXES

INCOME TAXES
--------------------------------------------------------------------------------

                                      1994               1993            1992
--------------------------------------------------------------------------------
Effective tax rates                   29.4%              37.8%          38.3%
--------------------------------------------------------------------------------

    The lower tax rate in 1994 resulted from the elimination of $7.7 million of deferred tax valuation allowance related to Sunbelt Mortgage and $2.9 million related to the establishment of a charitable foundation. Without these items the effective tax rate for 1994 would have been 34.4 percent. For further information see Note 17 - Income Taxes.

BALANCE SHEET REVIEW
    At December 31, 1994, First Tennessee reported $10.5 billion in total assets compared to $10.4 billion and $9.4 billion at the end of 1993 and 1992, respectively. Average assets were $10.1 billion in 1994 compared to $9.6 billion in 1993 and $8.6 billion in 1992.

EARNING ASSETS
    In banking the primary types of earning assets are securities and loans.
The earnings from these assets are subject to risks including liquidity, interest rate, and credit risks. The management of these risks will be discussed further in the Asset/Liability Risk Management and Asset Quality and Credit Risk Management sections.
    Investment Securities - On January 1, 1994, First Tennessee adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires entities to classify debt and equity securities as either held to maturity, available for sale, or trading securities. Held to maturity securities are to be recorded at amortized cost, whereas available for sale securities are to be carried at market value. Upon adoption, First Tennessee classified approximately $1.4 billion of securities as available for sale, resulting in an increase in shareholders' equity of $14.4 million, net of $9.2 million of deferred income taxes.
    At December 31, 1994, there were $1.2 billion of securities classified as available for sale with an average life of 2.5 years. These securities had approximately $39.4 million of aggregate holding losses that resulted in a decrease in equity of approximately $24.1 million, net of $15.3 million of deferred income taxes. These securities consisted primarily of treasuries; agency collateralized mortgage obligations (CMOs), mortgage-backed securities, and notes; and equities. Management closely monitors forecasted cash flows on its portfolio of mortgage-backed derivative securities, principally Planned Amortization Class CMOs. These cash flows are relatively predictable and satisfy First Tennessee's need for liquidity resulting from changing economic conditions or increases in customer demand for loans.
    Securities classified as held to maturity are purchased with the intent to hold until maturity. At December 31, 1994, there were $.9 billion of securities classified as held to maturity with an average life of 3.2 years. These securities consisted primarily of agency CMOs, agency mortgage-backed securities, municipal bonds, and treasuries. The held to maturity securities net unrealized loss at December 31, 1994, was $50.0 million.
    Corporate guidelines call for all securities purchased for the investment portfolio to be rated investment grade by Moody's or Standard & Poor's. Securities backed by the U.S. government and its agencies, both on a direct and indirect basis, represented approximately 95 percent of the investment portfolio at December 31, 1994. All CMOs and other asset-backed securities are AAA rated. For further information see Note 5 - Investment Securities.

   Loans - Loans grew 20 percent during 1994 and 14 percent during 1993. For purposes of this discussion, loans have been expressed as averages, net of unearned income. Growth has occurred in all of the loan categories for the last two years except for permanent mortgages in 1993, as shown in the Loans table below. Additional loan information is provided in Note 6 - Loans.

LOANS
--------------------------------------------------------------------------------

(Dollars in millions)                        1994          1993          1992
--------------------------------------------------------------------------------
Commercial                                 $2,684.0      $2,358.0      $2,256.9
Consumer                                    2,055.9       1,505.5       1,212.3
Credit card receivables                       432.7         396.5         388.1
Real estate construction                      117.3          82.0          58.9
Permanent mortgage                            539.3         511.5         627.7
Mortgage warehouse                            583.3         480.0         106.7
Nonaccrual                                     18.5          27.4          38.6
--------------------------------------------------------------------------------
  Total                                    $6,431.0      $5,360.9      $4,689.2
--------------------------------------------------------------------------------

    Commercial loans, the single largest loan category, increased 14 percent and represented 42 percent of total loans in 1994. This compares to a 4 percent increase and 44 percent of total loans in 1993. The increase in commercial loans reflects increased, targeted marketing efforts and economic growth experienced in Tennessee.
    The consumer loan portfolio consists of real estate, automobile, student, and other consumer installment loans that require periodic payments of principal and interest. The consumer loan portfolio increased 37 percent and represented 32 percent of loans in 1994, compared to a 24 percent increase and 28 percent of loans in 1993. The significant increase during 1994 was consistent with management's goal of increasing the consumer loan portfolio as a percentage of total loans. Real estate loans, principally secured by first and second liens on residential property, contributed significantly to the increase in the consumer loan portfolio in 1994.
    Credit card balances grew 9 percent in 1994 compared to 2 percent in 1993. The improvement in 1994 was a result of increased consumer confidence and selective promotional campaigns.
    The real estate construction loan portfolio increased 43 percent in 1994 and 39 percent in 1993, reflecting growth in the economy and an increase in the development of new and existing properties. However, these loans only comprised approximately 2 percent of total loans for both periods.
    The permanent mortgage loan portfolio increased 5 percent in 1994 reflecting higher originations and management's decision to retain a larger portion of mortgages. This compares to a 19 percent decrease in 1993. The decline in 1993 was related to a high number of mortgages prepaying as interest rates declined.
    Mortgage warehouse loans, which are loans awaiting securitization, increased 22 percent in 1994 due to the purchase acquisition of MNC Mortgage; this portfolio more than quadrupled between 1993 and 1992 as a result of the mortgage expansion strategy.

DEPOSITS

DEPOSITS
--------------------------------------------------------------------------------

(Dollars in millions)                      1994           1993           1992
--------------------------------------------------------------------------------
Interest-bearing core
  deposits                               $5,362.8       $5,077.3       $5,072.6
Demand deposits                           1,713.0        1,508.7        1,297.5
--------------------------------------------------------------------------------
  Total core deposits                    $7,075.8       $6,586.0       $6,370.1
CDs $100,000+                               437.3          398.2          452.7
--------------------------------------------------------------------------------
  Total deposits                         $7,513.1       $6,984.2       $6,822.8
--------------------------------------------------------------------------------

    Total core deposits include demand deposits, checking interest, regular savings, money market accounts, and certificates of deposit less than $100,000
(CDs). First Tennessee is the leading banking organization in Tennessee in total deposits and is the first in market share in total deposits in three of the five major metropolitan statistical areas across the state.
    Interest-bearing core deposits grew 6 percent in 1994, following minimal growth in 1993. The growth in 1994 reflected the benefit of new products, promotional campaigns, mortgage banking related activity, and higher interest rates attracting customers to these investment vehicles. Conversely, the small growth in 1993 was a result of low interest rates during this period influencing customers to look elsewhere for higher yielding investment alternatives.
    Noninterest-bearing demand deposits are comprised of individual and business accounts including correspondent banks and other check clearing customers. Demand deposits represented approximately 23 percent of total deposits in 1994 and 22 percent in 1993. The $204 million increase in the level of demand deposits in 1994 reflected an increase of larger balances in many existing commercial accounts which were required to offset the impact of lower earnings credit rates, and accounts related to the mortgage company acquisitions.
    Certificates of deposit of more than $100,000 increased 10 percent during 1994 compared to a 12 percent decrease in 1993, reflecting customer investment choices as interest rates decreased in 1993 and rose in 1994.

CAPITAL

CAPITAL
--------------------------------------------------------------------------------

                                                                      Internal
(Dollars in millions)             1994         1993         1992       Policy
--------------------------------------------------------------------------------
Shareholders' equity            $730.3       $660.3       $603.5
Equity/assets ratio               7.21%        6.88%        7.02%      6.75-7.5%
Equity/net loans                 11.55        12.57        13.15      10.5% min
Tangible equity/
  tangible assets                 5.68         5.62         6.23       5.0% min
Book value per share            $23.51       $21.65       $19.72
Closing stock price              40.75        38.50        36.75
--------------------------------------------------------------------------------

    Average shareholders' equity increased 11 percent in 1994 and 9 percent in 1993. The primary source of growth in shareholders' equity during 1994 was the retention of net income. The Consolidated Statements of Shareholders' Equity highlight the detailed changes in equity during 1994.
    Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Management's objectives are to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities and to promote depositor and investor confidence. The capital levels are a result of First Tennessee's capital policy which establishes guidelines based on industry standards, regulatory requirements, perceived risk of the various businesses, and future growth opportunities. Periodically, the policy is re-evaluated and presented to the board of directors to ensure it continues to support corporate objectives, the regulatory environment, and changes in market conditions.
    Federal regulators have adopted a capital-based supervisory system for all insured financial institutions. Should a financial institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a financial institution's capital position into one of five categories ranging from well capitalized to critically undercapitalized. For an institution to qualify as well capitalized, Tier 1 capital, Total capital, and leverage capital ratios must be at least 6 percent, 10 percent, and 5 percent, respectively. On December 31, 1994, all of First Tennessee's bank subsidiaries had sufficient capital to qualify as well-capitalized institutions.

ASSET/LIABILITY RISK MANAGEMENT
 INTEREST RATE RISK
    Managing interest rate risk is fundamental to banking. Banking institutions manage the inherently different maturity and repricing characteristics of the lending and deposit-taking lines of business to achieve a desired interest rate sensitivity position and to limit their exposure to interest rate risk. First Tennessee manages its balance sheet to achieve maximum shareholder value within the constraints of its interest rate risk discipline, the maintenance of high credit quality, and sound leverage and liquidity positions. Management's Asset/Liability Committee (ALCO), an executive-level management committee, meets regularly to review both the interest rate sensitivity and liquidity positions of First Tennessee. The primary objective of interest rate sensitivity management is to maintain net interest income growth while reducing exposure to the risks inherent in interest rate movements.
    Measurement of Interest Rate Sensitivity Risk - One measure of interest rate risk is the gap report, which details the repricing differences for assets and liabilities for given periods. At December 31, 1994, the balance sheet was modestly rate sensitive by $125.0 million more liabilities than assets repricing within one year. At 1.4 percent of earnings assets, this position was within management guideline limits which are 5 percent of earning assets. A liability sensitive gap indicates that over the course of a year an upward movement in rates will negatively impact net interest margin since liabilities will reprice faster than assets. The gap report has some limitations, including the fact that it is a static (i.e., point-in-time) measurement; it does not capture basis risk; and it does not capture risk that varies non-proportionally with rate movements.
    Because of the limitations of gap reports, First Tennessee uses a simulation model as its primary method of measuring interest rate risk. The simulation model, because of its dynamic nature, forecasts the effects of future balance sheet trends, changing slopes of the yield curve, different patterns of rate movements, and changing relationships between rates. The results of the simulation analysis are used by management to evaluate possible corrective actions to reduce any negative impact to net interest margin.
    The traditional investment portfolio and off-balance sheet instruments are used interchangeably to alter the rate sensitive position of a banking institution. This is accomplished by holding fixed-rate debt instruments in the securities portfolio and/or by holding off-balance sheet derivative instruments. During the fourth quarter of 1993 and beginning of 1994, First Tennessee lengthened the maturity of prime rate loans and thus restructured the asset sensitive position created from the mortgage company acquisitions by executing index amortizing swaps. With these swaps, First Tennessee receives a fixed interest rate and pays a floating rate applied to an amortizing notional principal amount. The notional total of the index amortizing swaps held by First Tennessee is $550 million. Approximately 54 percent of these have a final maturity in the fourth quarter of 1996 and the remainder have a final maturity in 1997 with the opportunity for $100 million of these to be called in 1995. As of December 31, 1994, these swaps had a depreciated market value of $33.3 million.
    At December 31, 1994, First Tennessee also had a $1 billion swap (basis swap) on which the fed funds rate, limited to an increase of 25 basis points each quarter (the cap), is received, and on which the prime rate less a fixed spread is paid. This swap was executed in May of 1993 and matures in May 1996, and was intended to alter the relationship between the rate on money market accounts and the national prime rate in expectation of a narrowing between prime and short-term market rates. Since the spread between the prime rate and fed funds rate has not narrowed as expected, and since the increase in the funds received has been limited by the cap, this swap had a depreciated market value of $35.3 million at December 31, 1994. Subsequent to year end, half of this swap was terminated in order to restructure the rate sensitivity position and limit a portion of the loss going forward in a rising rate scenario. See Subsequent Events section for additional information.
    Although these off-balance sheet instruments currently have negative market values, the offsetting balance sheet position (cash positions) matched against these swaps have positive value and positive impact on net interest income. The value of checking and savings accounts increased in 1994 as market rates increased. In addition, the historically wide spread between prime rate loans and money market rates has also continued, generating additional interest income and reducing the unfavorable impact of the basis swap. Together, these cash positions partially mitigate the negative off-balance sheet impact. Faster economic growth has stimulated additional loan volume further reducing the unfavorable impact of higher interest rates on these instruments. Going forward, the market value of the swaps, will fluctuate depending on the remaining maturity of the swap and the market's expectations regarding the future movements in interest rates.
    The mortgage banking companies use forwards and options to hedge interest rates between the time the mortgage loan is committed to the customer and the time it is funded and securitized. For additional information, see Note 1 - Summary of Significant Accounting Policy and Note 20 - Off-Balance Sheet Financial Instruments.

LIQUIDITY MANAGEMENT
    Liquidity management involves planning to meet anticipated funding needs at a reasonable cost, as well as contingency plans to meet unanticipated funding needs or a loss of funding sources. Liquidity management is governed by policies formulated and monitored by ALCO, which take into account the marketability of assets, the sources and stability of funding, and the level of unfunded commitments.
    Long-term liquidity needs are provided by a large core deposit base, which is the most stable source of liquidity a bank can have due to the long-term relationship with depositors and the deposit insurance provided by the FDIC. In 1994, 70 percent of total assets were funded by core deposits while 20 percent were funded with short-term purchased funds, compared to 69 percent and 21 percent, respectively, in 1993.
    Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries, which represent the primary source of funds to pay dividends to shareholders and interest payments to bondholders. The amount of dividends from bank subsidiaries is subject to certain regulatory restrictions as detailed in Note 15 - Restriction on Dividends and Intercompany Transactions. At December 31, 1994, $242.2 million in dividends could have been paid to the parent by its subsidiary banks without regulatory approval. The parent company statements are presented in Note 22 - Condensed Financial Information.
    The parent company also has the ability to enhance its liquidity position by raising equity or incurring debt. Under an effective shelf registration statement on file with the Securities and Exchange Commission, First Tennessee, as of December 31, 1994, may offer from time to time, at its discretion, debt securities and common and preferred stock up to $300 million.
    Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of First Tennessee to attract funds from various sources on a cost competitive basis. The various credit ratings are detailed below.

CREDIT RATINGS AT 31, 1994
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                  Standard     Thomson
                                       Moody's    & Poor's    Bankwatch   Fitch
--------------------------------------------------------------------------------
First Tennessee:
Overall credit rating                                               B
Senior sinking fund debentures                                              A
Subordinated capital notes               Baa1        BBB+
Commercial paper                                                TBW-1
FTBNA:
Short-term/Long-term deposits          P-1/A1       A-1/A       TBW-1
Counterparty credit rating                 A1           A
--------------------------------------------------------------------------------

COUNTERPARTY CREDIT RISK MANAGEMENT
    Counterparty credit risk management includes First Tennessee's exposure to other financial institutions. These risks arise from the extension of direct credit or from agreements that potentially require some exchange of cash or securities in the future. As a financial intermediary, First Tennessee continuously has exposure to these types of transactions. In order to limit its concentration to any individual financial institution, First Tennessee's ALCO, in conjunction with the chief credit officer and senior credit officers, has a corporate-wide process to monitor, manage, and limit the risk to financial counterparties established pursuant to an ALCO policy which has been approved by the board of directors.
    As of December 31, 1994, all limits established for counterparties, including off-balance sheet transactions, were within policy.

ASSET QUALITY AND CREDIT RISK MANAGEMENT
    First Tennessee manages asset quality and credit risk by maintaining diversification in its loan portfolio and through adherence to its credit policy. First Tennessee strives to identify loans experiencing difficulty early enough to correct the problems, to recognize nonperforming loans in a timely manner, to record charge-offs promptly based on realistic assessments of current collateral values and the borrower's ability to repay, and to maintain adequate reserves to cover inherent losses in the loan portfolio. First Tennessee's goal is not to avoid risk, but to manage it. Barring any major changes in the economy, asset quality is expected to remain stable in 1995 based on the current mix in the commercial and consumer loan portfolio. As this mix changes, asset quality performance ratios will change.

CREDIT POLICY
    Management believes the objective of a sound credit policy is to extend quality loans to customers while controlling risk affecting shareholders and depositors. The executive committee of the board of directors approves all credit policies, reviews underwriting guidelines, and maintains a review process to monitor asset quality and compliance.

COMMERCIAL LENDING
    First Tennessee manages credit risk in the commercial loan portfolio through the approval process, by monitoring the quality of loans after they have been made, and through management of concentrations in the portfolio. The objective of First Tennessee's credit process is to make approval of straighforward credits relatively simple, but to increase the degree of involvement by experienced and independent credit officers as the credit risk becomes more complex.
    To assess the quality of individual commercial loans, lenders assign an internal credit rating, ranging from A to F, to assist in the credit risk management of these loans. The credit rating is based on the lender's assessment of the financial condition of the borrower and collateral on the loan, and is monitored and revised by the lender to accurately reflect the quality of the loan. The majority of commercial loan customers at First Tennessee are small businesses and middle market companies, and are graded C at inception. A commercial loan review staff, independent of the lending functions, is engaged in the continuous process of examining the loan portfolio to ensure that the loans are properly graded. The loan review staff also reviews collateral values and compliance with bank policy and underwriting guidelines. Due to increased business activity and generally improving economic conditions throughout 1994, loans graded C and above, expressed as a percentage of total graded loans, improved to 95 percent at December 31, 1994. The Loans and Foreclosed Real Estate table gives a breakdown of the commercial loan portfolio by grades and major loan types at December 31, 1994, compared to the same period in 1993.
    First Tennessee maintains an internal list of loans known as the Watch List. The Watch List includes performing loans and lending commitments that have been identified by management as requiring a closer level of monitoring and active management, but that have not yet been classified as potential problem loans. The Watch List slightly improved to approximately $105 million at December 31, 1994.
    Industry concentrations are a measure of the diversification of the commercial loan portfolio. Diversification is an important means of reducing the investment risk associated with fluctuations in economic conditions. At December 31, 1994, First Tennessee had no concentrations of 10 percent or more of total loans in any single industry.

COMMERCIAL REAL ESTATE AND CONSTRUCTION AND DEVELOPMENT
    Construction and development lending involves the extension of credit to build or otherwise develop real estate properties which are later sold, operated for income-producing purposes, or occupied by the owner for other business reasons. Construction and development loans are moved to the commercial real estate loan category when the construction is completed.
    All commercial real estate loans, including construction and development, are assigned a risk grade and are assigned to one of two risk of loss categories. The higher risk of loss category contains loans where the primary source of repayment comes from either the sale of the real estate property or cash flow from the project, and a substantial secondary source of repayment is not available. Consequently, the risk potential for loss on these loans is subject to the fluctuations in the market value of the real estate collateral. For this reason, more stringent underwriting standards, including equity requirements and loan to value ratios, debt service coverage ratios, capitalization rates, discount rates, and hold periods are applied to these loans. The other risk of loss category contains loans which have a substantial secondary source in addition to having real estate as the primary source of repayment. These loans are generally considered to have less risk of loss due to the additional source of repayment.
    Commercial real estate loans at December 31, 1994 and 1993,were $536.2 million and $527.1 million, respectively. Construction and development loans increased to $138.7 million at the end of 1994 from $78.8 million at December 31, 1993, as additional funding for new and existing construction projects increased.
    Maintaining a diverse commercial real estate portfolio by project type is another important way commercial real estate lending risk is managed. The FTBNA Loans Secured by Real Estate table reflects the diversity in real estate by project type.

CONSUMER LENDING
    First Tennessee manages credit risk in consumer loans through standardized products and uniform underwriting guidelines. Underwriting guidelines are developed and monitored centrally for loan maturities, collateral, and credit qualifications including credit scores, bankruptcy scores, and debt to income levels.
    The application and approval processes are managed through an enhanced computer system which informs the lender if the loan does or does not meet the credit standard established for that type of loan. Loans which do not meet the standards are denied and/or moved to a higher level of lending authority. This level has the ability to make exceptions, which are monitored by management. A consumer loan review staff, independent of the lending function, reviews the loan decisions for compliance with bank policy and underwriting guidelines.
    Collections and loan operations provide controls to minimize risk in the consumer portfolio. Collections is primarily centralized to capitalize on the collection specialization and economies of scale as well as consistent application of collection procedures. The collection process is automated to ensure timely collection of accounts and consistent management of risk associated with delinquent accounts. Loan operations is primarily centralized, provides an independent document review, and notifies the loan officer of any document exception.

ALLOWANCE FOR LOAN LOSSES AND NET CHARGE-OFFS
    Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb all estimated losses inherent in the loan portfolio. The allowance amount consists of two principal components: amounts specifically provided for loans reviewed on an individual or pool basis and a general portion designed to supplement the specific allocations. The Loans and Foreclosed Real Estate table shows the allowance allocations by internal grades for the commercial loan portfolio and by loan type for those loans not graded for periods ended December 31, 1994 and 1993.
    The total allowance for loan losses for 1994 was relatively flat from the 1993 level. The ratio of allowance for loan losses to loans, net of unearned income, declined in 1994 compared with 1993. Excluding mortgage warehouse loans, this ratio would have been 1.69 percent and 1.98 percent in 1994 and 1993, respectively.

NET CHARGE-OFFS AS A PERCENT OF AVERAGE LOANS

--------------------------------------------------------------------------------

NET OF UNEARNED INCOME                                      1994        1993
--------------------------------------------------------------------------------
Commercial and commercial real estate                        .05%        .49%
Consumer                                                     .22         .35
Credit card receivables                                     2.49        2.80
Permanent mortgage                                           .11         .06
--------------------------------------------------------------------------------

    Net charge-offs decreased 39 percent in 1994 and 22 percent in 1993. Net charge-offs to average loans, net of unearned income, improved in 1994 due to the continued improvement in asset quality. See Analysis of Allowance for Loan Losses table for additional information.
    Each lending product category in the loan portfolio has, as a normal course of business, an expected level of net charge-offs based on the profit margin of that product. In management's opinion, net charge-offs in 1995 will be higher than 1994, but there will be no significant deterioration in the expected level of net charge-offs as a percentage of the total loans in each lending product category, provided the economy continues to grow. As the product mix changes, the absolute level of net charge-offs and the percent to total loans may fluctuate.

NONPERFORMING ASSETS
    Nonperforming assets, consisting of nonaccrual and restructured loans, foreclosed real estate and other assets, decreased 38 percent during 1994, and increased 7 percent during 1993 due to $22.8 million of nonperforming assets added from MNC Mortgage. The improvement in nonperforming assets during the last three years was due to significantly reduced levels of new nonperformers as a result of an improving economic environment and management's efforts to identify deteriorating assets early enough in the cycle to ensure prompt action toward resolution.
    Nonperforming loans are those loans where, in the opinion of management, the full collection of principal or interest is unlikely. Nonperforming loans decreased 37 percent during 1994 and 12 percent during 1993.
    Foreclosed properties are obtained when First Tennessee actually forecloses on real property or when a title is obtained to the collateral supporting certain loans in full or partial satisfaction of a debt. At December 31, 1994, foreclosed properties amounted to $18.0 million, a decrease of 43 percent from the $31.7 million of foreclosed properties reported in 1993.
    When the supporting collateral of a loan is placed in the foreclosed real estate category, it is transferred at the lower of either the recorded investment in the loan or the estimated net realizable value based upon recent appraisals. The difference between the book value of the loan and the estimated net realizable value of the collateral is charged against the allowance for loan losses. The amount of foreclosed commercial real estate at December 31, 1994, valued at 50 percent of original loan amounts, is not expected to decline significantly during 1995. See Changes in Nonperforming Assets table below.
    In management's opinion, nonperforming assets as a percent of total loans is expected to remain flat or increase slightly in 1995, provided the economy continues to grow. Similar to the level of net charge-offs experienced over a period of time, there is a core amount of nonperforming assets which are related to normal lending activities. Changes in the level of total loans, the mix of the loan portfolio, and economic conditions will primarily determine the future levels of nonperforming assets.

CHANGES IN NONPERFORMING ASSETS
--------------------------------------------------------------------------------

(Dollars in millions)                             1994        1993        1992
--------------------------------------------------------------------------------
Beginning balance                                $59.5       $55.8       $84.0
New nonperformers                                 18.0        22.4        32.3
Acquisitions                                      ----        24.2        ----
Return to accrual                                 (2.0)       (3.4)        (.5)
Payments                                         (33.5)      (26.2)      (39.9)
Charge-offs                                       (5.3)      (13.2)      (17.8)
Market writedowns                                 ----         (.1)       (2.3)
--------------------------------------------------------------------------------
  Ending balance                                 $36.7       $59.5       $55.8
--------------------------------------------------------------------------------

PAST DUE LOANS AND POTENTIAL PROBLEM ASSETS
    Past due loans are loans that are 90 days or more past due as to principal or interest but have not been placed on nonaccrual status. First Tennessee continues accruing interest on these loans if they are currently in the process of collection and are well-secured. Past due loans were $22.3 million at December 31, 1994, a $2.1 million decrease from the $24.4 million at year-end 1993.
    Potential problem assets, which are not included in nonperforming assets, increased to $76.3 million at December 31, 1994, from the prior year's level and remained at approximately 1 percent of total loans. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for assets classified substandard and doubtful.

SUBSEQUENT EVENTS
Significant First Quarter Events
    Subsequent to December 31, 1994, First Tennessee terminated $500 million of the basis swap discussed in the Interest Rate Risk section. The termination reflects a decision to modify balance sheet management strategies, as a result of a change in First Tennessee's overall interest rate risk tolerance. The termination cost of the swap was $16.5 million, and was deferred and will be amortized over the remaining 16 months of the swap.

Deposit Insurance Premium Proposal
    On January 31, the Federal Deposit Insurance Corporation proposed an 83 percent reduction in the deposit premium rates banks pay. They also announced plans to widen the range of premiums which is now 23 cents to 31 cents per $100 of deposits to between 4 cents and 31 cents. The comment period on this proposal will end April 17. A decrease in premiums would be beneficial to First Tennessee and its deposit customers.

Originated Mortgage Servicing Rights Proposal
    The Financial Accounting Standards Board (FASB) has proposed a change to Rule 65 (SFAS 65) to make originated and purchased mortgage servicing rights equal in the eyes of the accounting profession. Previously, if a company bought servicing rights, the rights appeared on the books as an asset. But if the rights were acquired in making a loan, they did not appear on the books. Based on the last proposal, it is the opinion of management that this change will have a positive impact on First Tennessee's mortgage banking operations.

SFAS No. 114 - "Accounting by Creditors for Impairment of a Loan"
    In May 1993, the FASB issued SFAS No. 114. It requires that impaired loans that are within the scope of this statement be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate; at the loan's observable market price; or the fair value of the collateral, if the loan is collateral dependent. SFAS No. 114 is effective for fiscal years beginning after December 15, 1994, with earlier adoption permitted. First Tennessee adopted SFAS No. 114 on January 1, 1995, with no material impact.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                                      1994 Compared to 1993                              1993 Compared to 1992
                                                    Increase (Decrease) Due to*                     Increase (Decrease) Due to*
(Fully taxable equivalent)                     -------------------------------------        -------------------------------------
(Dollars in thousands)                          Rate**        Volume**      Total           Rate**         Volume**        Total
---------------------------------------------------------------------------------------------------------------------------------
Interest income - FTE:
Loans:
  Commercial                                    $ 6,728      $ 24,584     $ 31,312        $(11,131)       $  7,470       $ (3,661)
  Consumer                                       (6,285)       44,201       37,916         (11,448)         25,079         13,631
  Mortgage warehouse loans held for sale            457         7,472        7,929          (1,762)         26,886         25,124
  Permanent mortgage                             (4,274)        2,322       (1,952)         (2,874)        (10,298)       (13,172)
  Credit card receivables                           736         4,719        5,455          (3,192)          1,097         (2,095)
  Real estate construction                          697         3,379        4,076            (819)          2,119          1,300
  Nonaccrual                                        353          (581)        (228)            729            (456)           273
---------------------------------------------                             --------                                       --------
     Total loans                                 (2,367)       86,875       84,508         (34,304)         55,704         21,400
---------------------------------------------                             --------                                       --------
  Investment securities:
     U.S. Treasury and other U.S.
       government agencies                       (1,077)      (36,048)     (37,125)        (22,063)         28,471          6,408
     States and municipalities                     (571)       (2,526)      (3,097)           (274)         (1,785)        (2,059)
     Other                                       (1,814)       (7,861)      (9,675)         (2,337)        (15,570)       (17,907)
---------------------------------------------                             --------                                       --------
     Total investment securities                 (3,366)      (46,531)     (49,897)        (27,298)         13,740        (13,558)
---------------------------------------------                             --------                                       --------
Other earning assets:
  Investment in bank time deposits                    1            43           44            (659)         (1,630)        (2,289)
  Federal funds sold and securities
     purchased under agreements to resell         2,342         1,837        4,179            (791)         (2,198)        (2,989)
  Trading securities inventory                    1,836         1,596        3,432          (2,316)          1,339           (977)
---------------------------------------------                             --------                                       --------
     Total other earning assets                   3,658         3,997        7,655          (2,139)         (4,116)        (6,255)
---------------------------------------------                             --------                                       --------
     Total earning assets                        13,434        28,832       42,266         (57,435)         59,022          1,587
---------------------------------------------------------------------------------------------------------------------------------
     Total Interest income                                                $ 42,266                                       $  1,587
---------------------------------------------------------------------------------------------------------------------------------
Interest expense:
Interest-bearing deposits:
  Checking/Interest                             $  (978)     $   (455)    $ (1,433)       $ (3,236)       $  1,275       $ (1,961)
  Savings                                        (4,746)        2,752       (1,994)         (3,660)          1,327         (2,333)
  Money market account                           10,109         2,748       12,857         (11,289)          2,575         (8,714)
  Certificates of deposit under $100,000
     and other time                                (713)        4,426        3,713         (19,739)         (9,439)       (29,178)
  Certificates of deposit $100,000 and more       1,901         1,574        3,475          (1,682)         (2,201)        (3,883)
---------------------------------------------                             --------                                       --------
     Total interest-bearing deposits              4,735        11,883       16,618         (43,869)         (2,200)       (46,069)
Federal funds purchased and securities
  sold under agreements to repurchase            10,757           584       11,341          (3,066)          9,666          6,600
Commercial paper and othershort-term
  borrowings                                      2,243        (3,384)      (1,141)         (3,272)         19,151         15,879
Long-term debt                                      317          (565)        (248)          1,444          (2,998)        (1,554)
---------------------------------------------                              --------                                      --------
     Total interest-bearing liabilities          16,580         9,990       26,570         (52,023)         26,879        (25,144)
---------------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                               $ 26,570                                       $(25,144)
---------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                       $ 15,696                                       $ 26,731
---------------------------------------------------------------------------------------------------------------------------------
  * The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.
** Variances are computed on a line-by-line basis and are non-additive.

ANALYSIS OF NONINTEREST INCOME AND NONINTEREST EXPENSE

                                                                                                                 Growth rates (%)
                                                                                                                 ----------------
(Dollars in thousands)                      1994        1993        1992         1991      1990      1989        94/93     94/89
------------------------------------------------------------------------------------------------------------------------------------
Noninterest income:
Mortgage banking                          $118,442    $ 85,640    $ 16,290    $  8,246  $  7,725    $  6,059       38.3 +    81.2 +
Bond division                               77,478      91,525      80,275      68,628    41,704      31,769       15.3 -    19.5 +
Deposit transactions and cash
  management                                63,198      57,420      52,946      45,253    39,254      36,586       10.1 +    11.6 +
Bank card                                   31,401      28,467      26,556      25,834    22,299      20,496       10.3 +     8.9 +
Trust services                              28,933      26,532      23,819      20,996    17,994      16,587        9.0 +    11.8 +
Equity securities gains/(losses)            24,251        (479)        342        (713)   (1,039)      2,326    5,162.8 +    59.8 +
Investment securities gains/(losses)        (3,610)      1,284      (1,918)       (757)     (940)       (191)     381.2 -    80.0 -
All other:
  Check clearing fees                       16,125      14,569      12,956       8,879     8,610       9,251       10.7 +    11.8 +
  Other service charges                      7,221       9,296       6,942       5,539     4,936       5,331       22.3 -     6.3 +
  Other                                     25,731      20,553      17,834      13,092    18,481      18,004       25.2 +     7.4 +
--------------------------------------------------------------------------------------------------------------
       Total other income                   49,077      44,418      37,732      27,510    32,027      32,586       10.5 +     8.5 +
--------------------------------------------------------------------------------------------------------------
       Total noninterest income           $389,170    $334,807    $236,042    $194,997  $159,024    $146,218       16.2 +    21.6 +
--------------------------------------------------------------------------------------------------------------
Noninterest expense:
Employee compensation, incentives, and
  benefits                                $294,884    $265,851    $198,907    $168,251  $144,339    $143,949       10.9 +    15.4 +
Operations services                         33,201      28,482      24,181      21,809    18,437       3,822       16.6 +    54.1 +
Occupancy                                   30,000      24,863      23,047      20,413    18,579      18,365       20.7 +    10.3 +
Communications and courier                  25,999      21,544      17,000      15,894    13,847      15,144       20.7 +    11.4 +
Equipment rentals, depreciation, and
  maintenance                               24,600      20,264      17,015      13,606    12,516      22,477       21.4 +     1.8 +
Amortization of intangible assets           20,680      30,811      13,666       8,911     7,932       7,027       32.9 -    24.1 +
Deposit insurance premium                   16,419      16,014      15,678      12,846     7,133       5,064        2.5 +    26.5 +
All other:
  Legal and professional fees               12,665      10,883      11,228       7,944     6,159       6,414       16.4 +    14.6 +
  Supplies                                   9,763       8,969       5,992       5,382     5,379       6,490        8.9 +     8.5 +
  Advertising and public relations           9,635       7,335       5,852       4,693     4,258       5,170       31.4 +    13.3 +
  Fed service fees                           8,544       7,778       7,228       5,311     4,960       5,178        9.8 +    10.5 +
  Contribution to charitable foundation      9,379         --          --          --        --          --         N/A       N/A
  Travel and entertainment                   8,112       7,255       5,301       4,615     4,685       4,798       11.8 +    11.1 +
  Market adjustments to foreclosed real
    estate                                   3,032         378       3,180       6,846     1,846       1,816      702.1 +    10.8 +
  Other                                     38,791      41,471      31,530      29,498    26,197      25,865        6.5 -     8.4 +
--------------------------------------------------------------------------------------------------------------
       Total other expense                  99,921      84,069      70,311      64,289    53,484      55,731       18.9 +    12.4 +
--------------------------------------------------------------------------------------------------------------
       Total noninterest expense          $545,704    $491,898    $379,805    $326,019  $276,267    $271,579       10.9 +    15.0 +
--------------------------------------------------------------------------------------------------------------

Certain previously reported amounts have been reclassified to agree with current presentation.

MATURITIES OF INVESTMENT SECURITIES HELD TO MATURITY AT DECEMBER 31, 1994 (AMORTIZED COST)

                                                                         After 1 Year         After 5 Years
                                                    Within 1 Year       Within 5 Years       Within 10 Years      After 10 Years
                                                    -------------       --------------       ---------------      --------------
(Dollars in thousands)                             Amount     Yield     Amount    Yield      Amount    Yield      Amount     Yield
------------------------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities and collateralized
   mortgage obligations*                           $   464     5.38%    $17,784    6.03%    $166,468    6.01%    $654,236     5.95%
U.S. Treasury and other U.S. government agencies    17,533     5.35      21,208    5.79        4,974    5.40        1,021     7.15
States and municipalities**                         16,402    10.28      20,265    9.41        8,040    8.67       13,991     9.51
------------------------------------------------------------------------------------------------------------------------------------
       Total                                       $34,399     7.70%    $59,257    7.10%    $179,482    6.12%    $669,248     6.02%
------------------------------------------------------------------------------------------------------------------------------------

   * Includes $837.3 million of government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 3.14 years.
 ** Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis using a tax rate of 35 percent.


MATURITIES OF INVESTMENT SECURITIES AVAILABLE FOR SALE AT DECEMBER 31, 1994 (AMORTIZED COST)

                                                                         After 1 year         After 5 years
                                                     Within 1 year      Within 5 Years       Within 10 Years       After 10 Years
                                                   ----------------     ---------------      ---------------      ----------------
(Dollars in thousands)                             Amount     Yield     Amount    Yield      Amount    Yield       Amount     Yield
------------------------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities and collateralized
   mortgage obligations*                           $ 1,971     6.52%   $ 70,843    6.21%    $217,246     6.01%   $503,958     6.67%
U.S. Treasury and other U.S. government agencies    15,296     5.94     300,293    5.64        8,369     6.89       1,535     5.11
States and municipalities**                          1,566    12.91       5,035    9.11        6,469     9.55       1,710     8.27
Other                                                3,416     6.35       4,815    5.74           61    11.31      48,096 *** 5.22
------------------------------------------------------------------------------------------------------------------------------------
       Total                                       $22,249     6.54%   $380,986    5.79%    $232,145     6.14%   $555,299     6.54%
------------------------------------------------------------------------------------------------------------------------------------

   * Includes $793.6 million of government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 2.6 years.
 ** Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis using a tax rate of 35 percent.
*** Represents equity securities with no stated maturity.

MATURITIES OF LOANS AT DECEMBER 31, 1994

                                                             After 1 Year
(Dollars in thousands)                       Within 1 Year  Within 5 Years  After 5 Years    Total
----------------------------------------------------------------------------------------------------
Commercial                                    $1,638,408     $1,049,898     $  200,365    $2,888,671
Consumer                                          68,983      1,092,515      1,075,233     2,236,731
Credit card receivables                          475,471             --             --       475,471
Real estate construction                         101,791         48,982          9,595       160,368
Permanent mortgage                                51,183         59,708        458,838       569,729
Nonaccrual                                         6,143          4,339          6,057        16,539
----------------------------------------------------------------------------------------------------
        Total loans, net of unearned income   $2,341,979     $2,255,442     $1,750,088    $6,347,509
----------------------------------------------------------------------------------------------------
For maturities over one year:
  Interest rates - floating                                  $  699,935     $  425,054    $1,124,989
  Interest rates - fixed                                      1,555,507      1,325,034     2,880,541
----------------------------------------------------------------------------------------------------
        Total                                                $2,255,442     $1,750,088    $4,005,530
----------------------------------------------------------------------------------------------------

REGULATORY CAPITAL AT DECEMBER 31, 1994



(Dollars in thousands)                   First Tennessee (1)    FTBNA (2)    CBT (3)   Peoples (4)  Planters (5)  FTBNA-MS (6)
------------------------------------------------------------------------------------------------------------------------------
Capital:
Tier 1 capital:
     Shareholders' common equity           $    748,771      $   672,783    $ 23,514    $ 14,479      $ 5,220      $ 6,242
     Less disallowed intangibles                 66,941           68,185          --          --           --          792
     Add unrealized holding losses on
          available for sale securities          24,116           23,256         233         479          654           --
------------------------------------------------------------------------------------------------------------------------------
          Total Tier 1 capital                  705,946          627,854      23,747      14,958        5,874        5,450
------------------------------------------------------------------------------------------------------------------------------
Tier 2 capital:
     Qualifying debt                             79,780           75,000          --          --           --           --
     Qualifying allowance for loan losses        91,429           87,676       1,790         801          417          446
------------------------------------------------------------------------------------------------------------------------------
          Total Tier 2 capital                  171,209          162,676       1,790         801          417          446
------------------------------------------------------------------------------------------------------------------------------
          Total capital                    $    877,155      $   790,530    $ 25,537    $ 15,759      $ 6,291      $ 5,896
------------------------------------------------------------------------------------------------------------------------------
Risk-adjusted assets                       $  7,298,776      $ 6,999,746    $142,127    $ 63,999      $32,819      $35,543
Quarterly average assets                     10,315,059        9,894,347     233,943     118,769       60,003       58,433
------------------------------------------------------------------------------------------------------------------------------
Ratios:
Tier 1 capital to risk-adjusted assets             9.67%            8.97%      16.71%      23.37%       17.90%       15.33%
Tier 2 capital to risk-adjusted assets             2.35             2.32        1.26        1.25         1.27         1.26
------------------------------------------------------------------------------------------------------------------------------
Total capital to risk-adjusted assets             12.02%           11.29%      17.97%      24.62%       19.17%       16.59%
------------------------------------------------------------------------------------------------------------------------------
Leverage - Tier 1 capital to
   adjusted quarterly average assets               6.87%            6.37%      10.14%      12.54%        9.68%        9.46%
------------------------------------------------------------------------------------------------------------------------------

(1) First Tennessee National Corporation     (2) First Tennessee Bank National
    Association     (3) Cleveland Bank and Trust Company
(4) Peoples and Union Bank     (5) Planters Bank     (6) First Tennessee Bank
    National Association Mississippi
Based on regulatory guidelines

RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1994

                                                              Interest Sensitivity Period
                                              Within 3      After 3 Months    After 6 Months
(Dollars in millions)                          Months       Within 6 Month    Within 12 Months     Other    Total
-------------------------------------------------------------------------------------------------------------------
Earning assets:
Loans                                           $3,217            $ 334         $  732             $2,434   $6,717
Investment securities                               95              113            163              1,723    2,094
Other earning assets                               440              --             --                 --       440
-------------------------------------------------------------------------------------------------------------------
       Total earning assets                     $3,752            $ 447         $  895             $4,157   $9,251
-------------------------------------------------------------------------------------------------------------------
Earning asset funding:
Interest-bearing deposits                       $1,834            $ 556         $  600             $2,997   $5,987
Short-term purchased funds                       1,654              --             --                 --     1,654
Long-term debt                                     --                 1              1                 92       94
Noninterest-bearing funds                          104               (4)            (7)             1,423    1,516
-------------------------------------------------------------------------------------------------------------------
       Earning asset funding                    $3,592            $ 553         $  594             $4,512   $9,251
-------------------------------------------------------------------------------------------------------------------
Rate sensitivity gap:
Period                                          $  160            $(106)        $  301             $ (355)
Cumulative                                         160               54            355                 --
----------------------------------------------------------------------------------------------------------
Rate sensitivity gap adjusted for interest
 rate futures and interest rate swaps:
Period                                          $ (390)           $(106)        $  371             $  125
Cumulative                                        (390)            (496)          (125)                --
----------------------------------------------------------------------------------------------------------
Adjusted gap as a percent of earning assets:
Period                                            (4.2)%           (1.2)%          4.0%               1.4%
Cumulative                                        (4.2)            (5.4)          (1.4)                --
----------------------------------------------------------------------------------------------------------

Interest-sensitive categories represent ranges in which assets and liabilities can be repriced, not necessarily their actual maturities. Other amounts include assets and liabilities with interest sensitivity of more than 12 months or with indefinite repricing schedules.

LOANS AND FORECLOSED REAL ESTATE AT DECEMBER 31

                                                                       1994                                     1993
                                          -------------------------------------------------------------  -----------------
                                                        Construction                          Allowance           Allowance
                                                            and       Commercial              for Loan             for Loan
(Dollars in millions)                     Commercial    Development   Real Estate   Total      Losses       Total   Losses
--------------------------------------------------------------------------------------------------------------------------
Internal grades:
   A                                        $  204        $ --          $  3        $  207      $ --     $   111     $ --
   B                                           368           4            27           399         1         370        1
   C                                         1,587         133           461         2,181        22       1,916       23
   D                                            50           1            23            74         7          65        5
   E                                            17          --             9            26         4          58        5
   F                                            29           1             9            39         8          36       11
--------------------------------------------------------------------------------------------------------------------------
                                             2,255         139           532         2,926        42       2,556       45
Nonaccrual loans:
   Contractually past due                        5         --              1             6         2          9         5
   Contractually current                         1         --              3             4         2          7         2
--------------------------------------------------------------------------------------------------------------------------
Total commercial &
     commercial real estate loans           $2,261        $139          $536        $2,936      $ 46     $2,572      $ 52
--------------------------------------------------------------------------------------------------------------------------
Retail:
  Consumer                                                                           2,164        19      1,733        15
  Credit card                                                                          475        19        428        17
  Permanent mortgages                                                                  565         2        495         4
  Mortgage warehouse loans held for sale                                               370        --      1,100        --
  Mortgage banking nonaccrual loans                                                      6         1          9         1
--------------------------------------------------------------------------------------------------------------------------
Total retail loans                                                                   3,580        41      3,765        37
--------------------------------------------------------------------------------------------------------------------------
Cleveland Bank & Trust Company                                                         139         3        144         3
Planters Bank                                                                           25         1         25         1
Other/Unfunded commitments                                                              37         3         31         3
General reserve                                                                         --        13         --        12
--------------------------------------------------------------------------------------------------------------------------
    Total loans, net of unearned income                                             $6,717      $107     $6,537      $108
--------------------------------------------------------------------------------------------------------------------------
Foreclosed real estate:
  Foreclosed property                       $    2        $  9          $  2        $   13               $   18
  Foreclosed property - mortgage banking        --          --            --             5                   14
--------------------------------------------------------------------------------------------------------------------------
    Total foreclosed real estate                                                    $   18               $   32
--------------------------------------------------------------------------------------------------------------------------

All amounts in the Allowance for Loan Losses columns have been rounded to the nearest million dollars. Grade A loans have reserve amounts of less than $500,000.

Definitions of each credit grade are provided below:
*GRADE A -- Established, stable companies with excellent earnings, liquidity, and capital. Possess many of the same characteristics as Standard & Poor's (S&P) AA rated companies.
*GRADE B -- Established, stable companies with good earnings, liquidity, and capital. Possess many of the same characteristics as S&P A rated companies. *GRADE C -- Established, stable companies with satisfactory earnings, liquidity, and capital and with consistent, positive trends relative to industry norms.
*GRADE D -- Financial condition adversely affected by temporary lack of earnings or liquidity or changes in the operating environment. An action plan is required to rehabilitate the credit or have it refinanced elsewhere.
*GRADE E -- Significant developing weaknesses or adverse trends in earnings, liquidity, capital, or operating environment. No discernible market for refinancing is available.
*GRADE F -- Significantly higher than normal probability that: (1) legal action or liquidation of collateral is required; (2) there will be a loss; or
  (3) both will occur. This grade is believed to be substantially equivalent to the regulators' classifications of substandard and doubtful.
*NONACCRUAL -- A loan that is placed on nonaccrual status is not included in any of these six grades, but is placed in a separate nonaccrual category. Commercial and real estate loans are placed on nonaccrual status automatically once they become 90 days or more past due.

 Based on internal loan classifications.

FTBNA LOANS SECURED BY REAL ESTATE AT DECEMBER 31

                                                                          1994                                    1993
                                                            --------------------------------    ----------------------------------
                                                             Construction  Commercial            Construction   Commercial
(Dollars in millions)                                       & Development Real Estate  Total    & Development   Real Estate  Total
----------------------------------------------------------------------------------------------------------------------------------
Risk categories:
Real estate collateral serves as only source of repayment      $ 79          $170      $249         $ 55          $171       $226
Real estate collateral is primary source of
   repayment with a substantial secondary source                 60           366       426           24           356        380
----------------------------------------------------------------------------------------------------------------------------------
          Total                                                $139          $536      $675         $ 79          $527       $606
----------------------------------------------------------------------------------------------------------------------------------
Project type:
Apartments                                                     $  6          $ 74      $ 80         $  1          $ 77       $ 78
Hotels/Motels                                                     8            48        56           --            62         62
Office buildings - multi-tenant                                   2            56        58            3            58         61
Single family builder                                            53             4        57           46             2         48
Shopping centers                                                 23           136       159            7            99        106
Commercial/Special purpose units                                  8            75        83            2            73         75
All other                                                        39           143       182           20           156        176
----------------------------------------------------------------------------------------------------------------------------------
          Total                                                $139          $536      $675         $ 79          $527       $606
----------------------------------------------------------------------------------------------------------------------------------

Based on internal loan classifications. Certain previously reported amounts have been reclassified to agree with current presentation.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES


(Dollars in thousands)                       1994            1993           1992             1991          1990          1989
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses:
Beginning balance                        $   107,723     $     99,827    $    92,464    $    88,576   $    67,469    $    53,347
Provision for loan losses                     16,733           35,697         44,242         55,393        64,821         64,536
Allowance from acquisitions                       --              971             --          9,327            --             --
Charge-offs:
  Commercial                                   5,672           15,869         18,094         31,059        24,408         34,235
  Consumer                                     8,902            8,704         10,242         14,375        12,733         12,644
  Credit card receivables                     12,674           13,357         17,013         16,913        11,510          8,773
  Real estate construction                        --            2,320            173          6,888         6,214          2,410
  Permanent mortgage                             712              687          1,650            930         1,020            223
-----------------------------------------------------------------------------------------------------------------------------------
       Total charge-offs                      27,960           40,937         47,172         70,165        55,885         58,285
-----------------------------------------------------------------------------------------------------------------------------------
Recoveries:
  Commercial                                   3,765            5,916          5,278          5,086         8,207          5,029
  Consumer                                     4,364            3,445          2,713          2,773         2,519          1,813
  Credit card receivables                      1,890            2,262          1,985          1,278         1,141            934
  Real estate construction                       373              159            215            150           286             79
  Permanent mortgage                             101              383            102             46            18             16
-----------------------------------------------------------------------------------------------------------------------------------
       Total recoveries                       10,493           12,165         10,293          9,333        12,171          7,871
-----------------------------------------------------------------------------------------------------------------------------------
       Net charge-offs                        17,467           28,772         36,879         60,832        43,714         50,414
-----------------------------------------------------------------------------------------------------------------------------------
Ending balance                           $   106,989     $    107,723    $    99,827    $    92,464   $    88,576    $    67,469
-----------------------------------------------------------------------------------------------------------------------------------
Loans, net of unearned income
  outstanding at December 31*            $ 6,717,378     $  6,536,658    $ 4,890,358    $ 4,689,325   $ 4,481,467    $ 4,299,636
-----------------------------------------------------------------------------------------------------------------------------------
Average loans, net of unearned income
  outstanding during the year*           $ 6,430,956     $  5,360,869    $ 4,689,248    $ 4,477,786   $ 4,330,697    $ 4,265,829
-----------------------------------------------------------------------------------------------------------------------------------
Ratios:
Allowance to loans, net of unearned income      1.59 %           1.65 %         2.04 %         1.97 %        1.98 %         1.57 %
Net charge-offs to average loans,
  net of unearned income*                       0.27             0.54           0.79           1.36          1.01           1.18
Net charge-offs to allowance                    16.3             26.7           36.9           65.8          49.4           74.7
-----------------------------------------------------------------------------------------------------------------------------------
*Includes mortgage warehouse loans held for sale reported on the Consolidated Statements of Condition.

NONPERFORMING ASSETS AT DECEMBER 31



(Dollars in thousands)                                            1994      1993       1992
---------------------------------------------------------------------------------------------
Amounts:
Nonaccrual loans                                                 $16,539   $ 25,966   $28,773
Restructured loans                                                   158        579     1,288
---------------------------------------------------------------------------------------------
       Total nonperforming loans                                  16,697     26,545    30,061
Foreclosed real estate                                            17,989     31,658    24,491
Other assets                                                       2,055      1,292     1,292
---------------------------------------------------------------------------------------------
       Total nonperforming assets                                $36,741   $ 59,495   $55,844
---------------------------------------------------------------------------------------------
Non-government guaranteed past due loans***                      $12,287   $ 12,873   $14,301
Government guaranteed past due loans***                           10,030     11,560     8,906
Past due loans*
---------------------------------------------------------------------------------------------
Ratios:
Nonperforming loans to total loans, net of unearned income**         .25%       .41%      .61%
Nonperforming assets to total loans, net of unearned income,
  plus foreclosed real estate and other assets**                     .55        .91      1.14
Nonperforming assets and past due loans to total loans,
  net of unearned income, plus foreclosed real estate and
  other assets**                                                     .88       1.28      1.61
---------------------------------------------------------------------------------------------



(Dollars in thousands)                                             1991       1990      1989
----------------------------------------------------------------------------------------------
Amounts:
Nonaccrual loans                                                 $43,521   $ 69,685   $48,513
Restructured loans                                                 2,346        965        47
----------------------------------------------------------------------------------------------
       Total nonperforming loans                                  45,867     70,650    48,560
Foreclosed real estate                                            37,406     32,075    25,808
Other assets                                                         723        109       394
----------------------------------------------------------------------------------------------
       Total nonperforming assets                                $83,996   $102,834   $74,762
----------------------------------------------------------------------------------------------
Non-government guaranteed past due loans***
Government guaranteed past due loans***
Past due loans*                                                  $21,947   $ 17,274   $13,178
----------------------------------------------------------------------------------------------
Ratios:
Nonperforming loans to total loans, net of unearned income**         .98%      1.58%     1.13%
Nonperforming assets to total loans, net of unearned income,
  plus foreclosed real estate and other assets**                    1.78       2.28      1.73
Nonperforming assets and past due loans to total loans,
  net of unearned income, plus foreclosed real estate and
  other assets**                                                    2.24       2.66      2.03
----------------------------------------------------------------------------------------------

  *Past due loans that are 90 days or more past due as to principal and/or interest and not yet on nonaccrual status.
 **Total laoans includes mortgage warehouse loans held for sale reported on the
    Consolidated Statements of Condition.
***Not available for years prior to 1992.

GRAPH TITLE:                               RETURN ON AVERAGE ASSETS

NARRATIVE DESCRIPTION:                     This is a bar graph with the x-axis
                                           representing annual periods from
                                           1989 to 1994 and the y-axis ranging
                                           from 0.00 percent to 1.50 percent.
                                           There are two sets of bars: return
                                           on average assets as originally
                                           reported, and return on average
                                           assets as restated to include
                                           acquisitions.  The originally
                                           reported bars begin in 1989 at .5
                                           percent and steadily increase to
                                           1.5 percent in 1994.   The restated
                                           bars begin in 1989 at .6 percent and
                                           gradually increase to 1.1 percent in
                                           1993.

DATA POINTS:

                                                     Return on Average     Return on Average
                                                        Assets as         Assets as Restated
                                                       Originally             to Include
                                           Year         Reported             Acquisitions
                                           1989            .5                     .6
                                           1990            .7                     .8
                                           1991            .9                    1.0
                                           1992           1.1                    1.1
                                           1993           1.4                    1.1
                                           1994           1.5

NOTE: The information in this graph for periods prior to 1994 is presented as originally reported and restated to give effect for the poolings of interest transactions with SNMC Management Corporation, Highland
                                           Capital Management Corp., Cleveland
                                           Bank and Trust Company, and Planters
                                           Bank which occurred in 1994, with New
                                           South Bancorp which occurred in 1993,
                                           and with Home Federal Corporation
                                           which occurred in 1992.

REFERENCE:                                 Overview of Operations Section

GRAPH TITLE:                               RETURN ON AVERAGE EQUITY

NARRATIVE DESCRIPTION:                     This is a bar graph with the x-axis
                                           representing annual periods from
                                           1989 to 1994 and the y-axis ranging
                                           from 0.00 percent to 25.00 percent.
                                           There are two sets of bars: return
                                           on average equity as originally
                                           reported, and return on average
                                           equity restated to include
                                           acquisitions.  The originally
                                           reported bars begin in 1989 at 7.7
                                           percent and increase to 20.0 percent
                                           in 1994.  The restated bars begin in
                                           1989 at 8.1 percent and increase to
                                           16.1 percent in 1993.


DATA POINT:

                                                 Return on Average   Return on Average
                                                     Equity as       Equity as Restated
                                                    Originally           to Include
                                           Year      Reported           Acquisitions
                                           1989         7.7                 8.1
                                           1990        12.3                11.6
                                           1991        15.3                13.8
                                           1992        15.4                15.0
                                           1993        19.0                16.1
                                           1994        20.0

NOTE: The information in this graph for periods prior to 1994 is presented as originally reported and restated to give effect for the poolings of interest transactions with SNMC Management Corporation, Highland
                                           Capital Management Corp., Cleveland
                                           Bank and Trust Company, and Planters
                                           Bank which occurred in 1994, with New
                                           South Bancorp which occurred in 1993,
                                           and with Home Federal

                                           Corporation which occurred in 1992.

REFERENCE:                                 Overview of Operations Section

GRAPH TITLE:                               EARNINGS PER SHARE

NARRATIVE DESCRIPTION:                     This is a bar graph with the x-axis
                                           representing annual periods from
                                           1989 to 1994 and the y-axis ranging
                                           from $0.00 to $5.00.  There are two
                                           sets of bars: earnings per share as
                                           originally reported, and earnings
                                           per share as restated to include
                                           acquisitions.  The earnings per
                                           shares as originally reported bars
                                           begin in 1989 at $1.21 and steadily
                                           increase to $4.56 in 1994.  The
                                           earnings per share as restated bars
                                           begin in 1989 at $1.32 and increase
                                           to $3.31 in 1993.

Data Points:

                                                     Earnings Per Share   Earnings Per Share
                                                       as Originally        as Restated to
                                           Year          Reported        Include Acquisitions
                                           1989           $1.21                 $1.32
                                           1990            2.01                  1.96
                                           1991            2.69                  2.51
                                           1992            3.19                  2.99
                                           1993            4.26                  3.31
                                           1994            4.56

NOTE: The information in this graph for periods prior to 1994 is presented as originally reported and restated to give effect for the poolings of interest transactions with SNMC Management Corporation, Highland
                                           Capital Management Corp., Cleveland
                                           Bank and Trust Company, and Planters
                                           Bank which occurred in 1994, with New
                                           South Bancorp which occurred in 1993,
                                           and with Home Federal Corporation
                                           which occurred in 1992.  Earnings per
                                           share has been adjusted to reflect
                                           the three-for-two stock dividend in
                                           1992.

REFERENCE:                                 Overview of Operations

GRAPH TITLE:                               NET INTEREST INCOME AND MARGIN TREND
                                           ANALYSIS

NARRATIVE DESCRIPTION:                     This is a combination line and bar
                                           graph with the x-axis representing
                                           annual periods from 1989 to 1994 and
                                           the left y-axis ranges from $0 to
                                           $400 million and the right y-axis
                                           ranges from 2.50 percent to 5.00
                                           percent.  The bars represent the
                                           fully taxable equivalent of net
                                           interest income in dollars and the
                                           two lines represent the net
                                           interest spread percent and net
                                           interest margin percent.  The bars
                                           begin in 1989 at $260.3 million and
                                           steadily increase to $385.4 million
                                           in 1994. The net interest spread
                                           line begins in 1989 at 2.92 percent,
                                           gradually increases to 3.68 percent
                                           in 1993 and decreases slightly to
                                           3.62 percent in 1994.  The net
                                           interest margin line begins in 1989
                                           at 4.11 percent, generally increases
                                           to 4.38 percent in 1992 and
                                           gradually decreases to 4.28 percent
                                           in 1994.

DATA POINTS:                               (Millions of Dollars)

                                                         Net            Net          Net
                                                       Interest      Interest      Interest
                                           Year         Income        Spread        Margin
                                           1989         $260.3         2.92          4.11
                                           1990          276.6         2.99          4.09
                                           1991          299.2         3.20          4.15
                                           1992          343.0         3.65          4.38
                                           1993          369.7         3.68          4.29
                                           1994          385.4         3.62          4.28

REFERENCE:                                 Provision for Loan Losses Section

GRAPH TITLE:                               EARNING ASSET MIX AS A PERCENT OF
                                           AVERAGE ASSETS

NARRATIVE DESCRIPTION:                     This is a stacked bar graph with the
                                           x-axis representing annual periods
                                           from 1989 to 1994 and the y-axis
                                           ranging from 0 percent to 100.0
                                           percent.  The total of the stacked
                                           bars, which represents the percent
                                           of average assets, begins at 89.2
                                           percent in 1989, increases to 91.2
                                           percent in 1991, then gradually
                                           falls to 88.8 percent in 1994.  The
                                           stacked bar is comprised of four
                                           different shaded areas: commercial
                                           loans, retail loans, investment
                                           securities, and other earning
                                           assets.  The area highlighting the
                                           percentage of commercial loans, to
                                           earning assets, began at 34.4
                                           percent in 1989 gradually declined
                                           to 25.7 percent in 1993 before
                                           rising to 27.8 percent in 1994.  The
                                           area highlighting the percentage of
                                           retail loans to earning assets began
                                           at 25.8 percent in 1989, gradually
                                           increased to 35.7 percent in 1994.
                                           The area highlighting the percentage
                                           of investment securities to earning
                                           assets began at 19.9 percent in
                                           1989, gradually increased to 31.6
                                           percent in 1992, then fell to 21.3
                                           percent in 1994.  The top area of
                                           the stacked bar represented the
                                           percentage of other earning assets
                                           to total assets and began at 9.1
                                           percent in 1989, increased to 10.9
                                           in 1990, decreased to 10.3 percent
                                           in 1991, fell to a low of 3.4
                                           percent in 1993 before increasing to
                                           4.0 percent in 1994.

DATA POINTS:

                                                                                        Percent
                                                                              Other       of
                                         Commercial    Retail   Investment   Earning    Average
                                  Year     Loans       Loans    Securities    Assets    Assets
                                  1989      34.4        25.8       19.9        9.1       89.2
                                  1990      32.0        26.3       21.7       10.9       90.9
                                  1991      29.9        26.8       24.2       10.3       91.2
                                  1992      27.4        27.2       31.6        4.9       91.1
                                  1993      25.7        30.2       30.5        3.4       89.8
                                  1994      27.8        35.7       21.3        4.0       88.8

Note:                                      Retail loans includes consumer,
                                           credit card, and residential
                                           mortgages.

REFERENCE:                                 Earning Assets Section

GRAPH TITLE:                               NET CHARGE-OFFS

NARRATIVE DESCRIPTION:                     This is a bar graph with the x-axis
                                           representing annual periods from
                                           1989 to 1994 and the y-axis ranging
                                           from $0 to $80 million.  The bars
                                           begin in 1989 at 50.4 million,
                                           decrease to 43.7 million in 1990,
                                           increase to 60.8 million in 1991,
                                           before falling steadily to a low of
                                           17.5 million in 1994.

DATA POINTS:                               (Dollars in Millions)
                                           Year             Net Charge-Offs
                                           1989                  50.4
                                           1990                  43.7
                                           1991                  60.8
                                           1992                  36.9
                                           1993                  28.8
                                           1994                  17.5

REFERENCE:                                 Allowance for Loan Losses and Net
                                           Charge-Offs Section

GRAPH TITLE:                               NONPERFORMING ASSETS TO TOTAL LOANS
                                           (SEE NOTE)

NARRATIVE DESCRIPTION:                     This is a bar graph with the x-axis
                                           representing annual periods from
                                           1989 to 1994 and the y-axis ranging
                                           from 0 percent to 2.50 percent.  The
                                           bars begin in 1989 at 1.73 percent,
                                           increase to 2.28 percent in 1990,
                                           then decrease steadily to .55
                                           percent in 1994.
DATA POINTS:

                                                           Nonperforming
                                                          Assets to Total
                                           Year               Loans
                                           1989               1.73
                                           1990               2.28
                                           1991               1.78
                                           1992               1.14
                                           1993                .91
                                           1994                .55

NOTE:                                      Net of unearned income plus
                                           foreclosed real estate and other
                                           assets.

REFERENCE:                                 Nonperforming Assets Section

GRAPH TITLE:                               NONPERFORMIMG LOANS

NARRATIVE DESCRIPTION:                     This is a bar graph with the x-axis
                                           representing annual periods from
                                           1989 to 1994 and the y-axis ranging
                                           from $0 to $80 million.  The bars
                                           begin in 1989 at $48.6 million,
                                           increase to $70.7 million in 1990,
                                           fall to $45.9 million in 1991, then
                                           gradually decrease to $16.7 million
                                           in 1994.

DATA POINTS:

                                                        Nonperforming
                                           Year             Loans
                                           1989             48.6
                                           1990             70.7
                                           1991             45.9
                                           1992             30.1
                                           1993             26.5
                                           1994             16.7

REFERENCE:                                 Nonperforming Assets Section

GRAPH TITLE:                               CUMULATIVE CHANGES IN CLASSIFIED
                                           ASSETS SINCE YEAR-END 1988
                                           (QUARTERLY)

NARRATIVE DESCRIPTION:                     This is a line graph with the x-axis
                                           representing quarterly periods from
                                           fourth quarter 1988 to fourth
                                           quarter 1994, and the y-axis ranges
                                           from $(30) to $210 million.  There
                                           are two lines: classified assets net
                                           of charge-offs and adjustments, and
                                           classified assets.  The classified
                                           assets net of charge-offs and
                                           adjustments line begins December
                                           31,1988 at $0, generally increases
                                           until it reaches $99 million in the
                                           third quarter of 1991, decreases
                                           steadily to $(30) million in the
                                           third quarter of 1994, and increases
                                           to $(15) million in the fourth
                                           quarter of 1994.  The classified
                                           assets line begins December 31, 1988
                                           at $0, generally increases until it
                                           reaches $202 million in the third
                                           quarter of 1991, decreases steadily
                                           to $128 million in the third quarter
                                           of 1993, rises to $136 million in
                                           the first quarter of 1994, decreases
                                           to $113 million in the third quarter
                                           of 1994 and increases to $129
                                           million in the fourth quarter of
                                           1994.  The area between the two
                                           lines is shaded and represents
                                           charge-offs and adjustments to
                                           foreclosed real estate.

DATA POINTS:                               (Millions of Dollars)
                                                               Classified
                                                                 Assets
                                                                 Net of
                                                               Charge-Offs
                                             Quarter              and                Classified
                                             & Year            Adjustments             Assets
                                            12/31/88             $  0                  $  0
                                            1Q89                   17                    19
                                            2Q89                   59                    67
                                            3Q89                   46                    68
                                            12/31/89               30                    68
                                            1Q90                   74                   115
                                            2Q90                   83                   131
                                            3Q90                   83                   141
                                            12/31/90              .80                   154
                                            1Q91                   95                   173
                                            2Q91                   95                   186
                                            3Q91                   99                   202
                                            12/31/91               78                   190
                                            1Q92                   73                   189
                                            2Q92                   59                   179
                                            3Q92                   51                   175
                                            12/31/92               24                   151
                                            1Q93                   17                   147
                                            2Q93                   -4                   130
                                            3Q93                   -6                   128
                                            12/31/93               -5                   134
                                            1Q94                   -6                   136
                                            2Q94                  -14                   128
                                            3Q94                  -30                   113
                                            4Q94                  -15                   129

REFERENCE:                                 Nonperforming Assets Section

GRAPH TITLE:                               CUMULATIVE CHANGES IN NONACCRUAL
                                           LOANS AND OTHER REAL ESTATE SINCE
                                           YEAR-END 1988 (Quarterly)
(QUARTERLY)

NARRATIVE DESCRIPTION:                     This is a line graph with the x-axis
                                           representing quarterly periods from
                                           fourth quarter 1988 to fourth
                                           quarter 1994 and the y-axis ranges
                                           from $(30) million to $210 million.
                                           There are two lines: nonaccrual
                                           loans and OREO net of charge-offs
                                           and adjustments, and nonaccrual
                                           loans and OREO.  The nonaccrual
                                           loans and OREO net of charge-offs
                                           and adjustments line begins December
                                           31, 1988 at $0, generally increases
                                           until it reaches $59 million in the
                                           first quarter of 1991, decreases
                                           steadily to $(6) million in the
                                           third quarter of 1993, rises to $11
                                           million in the fourth quarter of
                                           1993, and decreases again to $(11)
                                           million at December 31, 1994.  The
                                           nonaccrual loans and OREO line
                                           begins December 31, 1988 at $0,
                                           generally increases until it reaches
                                           $144 million in the fourth quarter
                                           of 1991, decreases steadily to $127
                                           million in the third
                                           quarter of 1993, rises to $149
                                           million in the fourth quarter of
                                           1993, at which point it begins to
                                           decrease again to $131 million by
                                           the fourth quarter of 1994.  The
                                           area between the two lines is
                                           shaded and represents charge-offs and
                                           adjustments to foreclosed real
                                           estate.

DATA POINTS:                               (Millions of Dollars)
                                                              Nonaccrual
                                                              Loans and
                                                                 OREO
                                                               Net of
                                                              Charge-Offs          Nonaccrual
                                            Quarter &            and               Loans and
                                              Year            Adjustments            OREO
                                            12/31/88            $  0                 $  0
                                            1Q89                  13                   15
                                            2Q89                  45                   49
                                            3Q89                  35                   57
                                            12/31/89              27                   63
                                            1Q90                  37                   77
                                            2Q90                  35                   82
                                            3Q90                  35                   91
                                            12/31/90              56                  123
                                            1Q91                  59                  134
                                            2Q91                 .50                  137
                                            3Q91                  43                  142
                                            12/31/91              35                  144
                                            1Q92                  32                  144
                                            2Q92                  24                  142
                                            3Q92                  20                  142
                                            12/31/92               7                  134
                                            1Q93                   3                  133
                                            2Q93                   0                  133
                                            3Q93                  -6                  127
                                            12/31/93              11                  149
                                            1Q94                   8                  148
                                            2Q94                   3                  143
                                            3Q94                  -6                  135
                                            4Q94                 -11                  131

REFERENCE:                                 Nonperforming Assets Section

GLOSSARY

ALLOWANCE FOR LOAN LOSSES - This reserve represents the amount considered by management to be adequate to cover estimated losses inherent to the loan portfolio. A valuation reserve for possible loan losses.

BASIS POINT - The equivalent of one-hundredth of one percent (0.01). One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

BASIS RISK - Refers to changes in the relationship between interest rates (e.g., the difference between the Prime and the Fed Funds Rate).

BOOK VALUE PER SHARE - The value of a share of common stock determined by dividing shareholders' equity at the end of a period by the number of common shares outstanding at the end of the same period.

CHARGE-OFFS - The amount charged against the allowance for loan losses to reduce a specific loan to its collectible amount.

CLASSIFIED ASSET - A bank asset that has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. Included in this category are grade F performing and nonperforming loans, foreclosed property, repossessed assets, and other assets. In compliance with the standards established by the Office of the Comptroller of the Currency
(OCC) these assets are classified as substandard, doubtful, and loss depending on the severity of the asset's deterioration.

COMMERCIAL AND STANDBY LETTERS OF CREDIT- Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

COMMITMENTS TO EXTEND CREDIT - Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiry, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

CORE DEPOSITS - Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market certificates, time and other savings, plus demand deposits.

EARNING ASSETS - Assets that generate interest and dividend income and yield-related fee income, such as loans and investments.

EARNINGS PER SHARE - Net income, divided by the average number of common shares outstanding in the period.

FEDERAL FUNDS SOLD/PURCHASED - Excess balances of depository institutions which are loaned to each other, generally on an overnight basis.

FULLY TAXABLE-EQUIVALENT INCOME (FTE) - Income which has been adjusted by increasing tax-exempt income to a level that would yield the same after-tax income had that income been subject to taxation.

HEDGE - An instrument used to reduce risk by entering into a transaction which offsets existing or anticipated exposures to change in market rates.

INTEREST RATE FORWARD AND FUTURES CONTRACTS - Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery. These obligations are generally short-term in nature.

INTEREST RATE CAPS AND FLOORS - Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper "capped" level or falls below a fixed lower "floor" level on specified future dates.

INTEREST RATE OPTION - A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from the writer (seller) of the option.

INTEREST RATE SENSITIVITY - The relationship of changes in interest income and interest expense to fluctuations in interest rates over a defined time period.

INTEREST RATE SWAP - An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed upon notional principal amount with at least one stream based on a floating rate index.

INTEREST SENSITIVITY GAP - The difference between  interest-rate sensitive
assets and   interest-rate sensitive liabilities at a designated time period.
A net asset position is the amount by which interest-rate sensitive assets exceed interest-rate sensitive liabilities. An excess of liabilities would represent a net liability position.

LEVERAGE RATIO - Tier 1 capital divided by quarterly average assets without the adjustment for securities holding gains or losses less goodwill and certain other intangible assets.

LIQUIDITY - The ability of a corporation to generate adequate funds to meet its cash flow requirements. It is measured by the ability to quickly convert assets into cash with minimal exposure to interest rate risk, by the size and stability of the core deposit base, and by additional borrowing capacity within the money markets.

MORTGAGE LOANS SOLD WITH RECOURSE - Mortgages sold with an agreement to repurchase any loans upon default.

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

NET FREE FUNDING - Noninterest-bearing liabilities (such as demand deposits, other liabilities, and shareholders' equity) net of nonearning assets (such as cash, fixed assets, and other assets). It represents the portion of earning assets being funded by noninterest-bearing funds and is a low-cost source of funds.

NET INTEREST INCOME (NII) - The amount of income generated by earning assets reduced by the interest expense of funding those assets.

NET INTEREST MARGIN - A measurement of how effectively the bank utilizes its earning assets in relationship to the interest cost of funding them. It is computed by dividing FTE net interest income by average interest earning assets.

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

NOTIONAL PRINCIPAL AMOUNT - An amount on which interest rate swaps and interest rate options, caps and floors payments are based. The "notional amount" is not paid or received.

OPTIONS - Contracts which allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from or to the "seller" or "writer" of the option.

PROVISION FOR LOAN LOSSES - The provision for loan losses is the periodic charge to earnings for potential losses in the loan portfolio. The evaluation process to determine potential losses includes consideration of the industry, specific conditions of individual borrowers, and the general economic environment.

RECOVERIES - The amount added to the allowance for loan losses when funds are received on a loan which was previously charged off.

RESTRUCTURED LOANS - A loan is considered restructured when an institution for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider.

RETURN ON AVERAGE ASSETS (ROA) - A measure of profitability that indicates how effectively an institution utilizes its assets. It is calculated by dividing annualized net income by total average assets.

RETURN ON AVERAGE EQUITY (ROE) - A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing annualized net income by total average shareholders' equity.

RETURN ON REVENUE (ROR) - The fully taxable equivalent pre-tax profit before loan loss provision divided by the fully taxable equivalent net interest income plus noninterest income.

RISK-ADJUSTED ASSETS - A regulatory risk-based capital measure for assessing capital adequacy that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet instruments.

RISK-BASED CAPITAL RATIOS - Regulatory ratios of capital to assets, including assets not reflected on the balance sheet, which have been adjusted to reflect the risk profile of such assets. Tier 1 capital consists of shareholders' equity before any adjustment for securities holding gains (losses) reduced by goodwill and certain other intangible assets, while total capital is Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt.

SECURITIES AVAILABLE FOR SALE - Investment securities that will be held for indefinite periods of time and which may be sold as part of the bank's asset/liability strategy. These securities are recorded at their current market value rather than at their historical amortized cost.

SECURITIES HELD TO MATURITY - Investment securities that the bank has the ability and the intent to hold to maturity. These securities are recorded at their original cost, adjusted for amortization of premium or discount accretion.

SECURITIES IN TRADING INVENTORY - Investment securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time).

TOTAL REVENUES - The sum of net interest income and noninterest income.

WATCH LIST LOANS - Identified loans graded D and E requiring a closer level of monitoring due to some of the following circumstances: impact of negative economic conditions; changes in company ownership; underwriting exceptions; and reduction in the value of collateral.


CONSOLIDATED STATEMENTS OF CONDITION                                                 First Tennessee National Corporation
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        December 31
                                                                                                -------------------------
(Dollars in thousands)                                                                               1994          1993
-------------------------------------------------------------------------------------------------------------------------
Assets:
Cash and due from banks                                                                         $   691,093   $   623,084
Federal funds sold and securities purchased under agreements to resell                              267,845       137,663
-------------------------------------------------------------------------------------------------------------------------
               Total cash and cash equivalents                                                      958,938       760,747
-------------------------------------------------------------------------------------------------------------------------
Investment in bank time deposits                                                                      2,534         7,637
Trading securities inventory                                                                        170,031       178,663
Mortgage warehouse loans held for sale                                                              369,869     1,099,686
Securities available for sale                                                                     1,151,277            --
Securities held for sale                                                                                 --        53,035
Securities held to maturity (market value of $892,420 at December 31, 1994)                         942,386            --
Investment securities (market value of $2,263,256 at December 31, 1993)                                  --     2,220,087
Loans, net of unearned income                                                                     6,347,509     5,436,972
       Less:  Allowance for loan losses                                                             106,989       107,723
-------------------------------------------------------------------------------------------------------------------------
               Total net loans                                                                    6,240,520     5,329,249
-------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                                         152,962       136,230
Real estate acquired by foreclosure                                                                  17,989        31,658
Intangible assets                                                                                   162,163       174,095
Bond division receivables and other assets                                                          353,742       375,610
-------------------------------------------------------------------------------------------------------------------------
               Total assets                                                                     $10,522,411   $10,366,697
-------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity:
Deposits:
  Demand                                                                                        $ 1,701,857   $ 1,925,298
  Checking/Interest                                                                                 486,150       548,224
  Savings                                                                                           583,755       537,252
  Money market account                                                                            1,779,541     1,697,270
  Certificates of deposit under $100,000 and other time                                           2,708,155     2,280,644
  Certificates of deposit $100,000 and more                                                         428,964       413,893
-------------------------------------------------------------------------------------------------------------------------
               Total deposits                                                                     7,688,422     7,402,581
Federal funds purchased and securities sold under
  agreements to repurchase                                                                        1,453,802     1,014,644
Commercial paper and other short-term borrowings                                                    199,962       746,561
Bond division payables and other liabilities                                                        337,683       417,284
Long-term debt                                                                                       93,771        92,043
-------------------------------------------------------------------------------------------------------------------------
               Total liabilities                                                                  9,773,640     9,673,113
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
Preferred stock - no par value (5,000,000 shares
    authorized, but unissued)                                                                            --            --
Common stock - $2.50 par value (shares authorized - 100,000,000;
    shares issued - 31,853,323 at December 31, 1994, and
    32,031,683  at December 31, 1993)                                                                79,633        80,079
Capital surplus                                                                                      79,860        90,198
Undivided profits                                                                                   616,190       525,682
Unrealized market adjustment on available for sale securities                                       (24,116)           --
Deferred compensation on restricted stock incentive plan                                             (2,796)       (2,375)
-------------------------------------------------------------------------------------------------------------------------
               Total shareholders' equity                                                           748,771       693,584
-------------------------------------------------------------------------------------------------------------------------
               Total liabilities and shareholders' equity                                       $10,522,411   $10,366,697
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED                                                                          First Tennessee
STATEMENTS OF                                                                                National
INCOME                                                                                    Corporation

                                                                        Year Ended December 31
                                                             ----------------------------------------
(Dollars in thousands except per share data)                     1994           1993           1992
-----------------------------------------------------------------------------------------------------
Interest income:
Interest and fees on loans                                  $   519,943    $   435,039    $   412,122
Interest on investment securities:
  Taxable                                                       122,778        169,585        181,148
  Tax-exempt                                                      5,030          7,179          8,610
Interest on trading securities inventory                         12,810          9,304         10,285
Interest on other earning assets                                  8,098          3,875          9,146
-----------------------------------------------------------------------------------------------------
          Total interest income                                 668,659        624,982        621,311
-----------------------------------------------------------------------------------------------------
Interest expense:
Interest on deposits:
  Checking/Interest                                               8,819         10,252         12,213
  Savings                                                        12,712         14,706         17,039
  Money market account                                           55,291         42,434         51,148
  Certificates of deposit under $100,000 and other time         118,233        114,520        143,698
  Certificates of deposit $100,000 and more                      18,666         15,191         19,074
Interest on short-term borrowings                                65,306         55,106         32,627
Interest on long-term debt                                        9,067          9,315         10,869
-----------------------------------------------------------------------------------------------------
          Total interest expense                                288,094        261,524        286,668
-----------------------------------------------------------------------------------------------------
Net interest income                                             380,565        363,458        334,643
Provision for loan losses                                        16,733         35,697         44,242
-----------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses             363,832        327,761        290,401
-----------------------------------------------------------------------------------------------------
Noninterest income:
Mortgage banking                                                118,442         85,640         16,290
Bond division                                                    77,478         91,525         80,275
Deposit transactions and cash management                         63,198         57,420         52,946
Bank card                                                        31,401         28,467         26,556
Trust services                                                   28,933         26,532         23,819
Equity securities gains/(losses)                                 24,251           (479)           342
Debt securities gains/(losses)                                   (3,610)         1,284         (1,918)
All other                                                        49,077         44,418         37,732
-----------------------------------------------------------------------------------------------------
          Total noninterest income                              389,170        334,807        236,042
-----------------------------------------------------------------------------------------------------
Adjusted gross income after provision for loan losses           753,002        662,568        526,443
-----------------------------------------------------------------------------------------------------
Noninterest expense:
Employee compensation, incentives, and benefits                 294,884        265,851        198,907
Operations services                                              33,201         28,482         24,181
Occupancy                                                        30,000         24,863         23,047
Communications and courier                                       25,999         21,544         17,000
Equipment rentals, depreciation, and maintenance                 24,600         20,264         17,015
Amortization of intangible assets                                20,680         30,811         13,666
Deposit insurance premium                                        16,419         16,014         15,678
All other                                                        99,921         84,069         70,311
-----------------------------------------------------------------------------------------------------
          Total noninterest expense                             545,704        491,898        379,805
-----------------------------------------------------------------------------------------------------
Income before income taxes                                      207,298        170,670        146,638
Applicable income taxes                                          60,949         64,588         56,217
-----------------------------------------------------------------------------------------------------
Net income                                                  $   146,349    $   106,082    $    90,421
-----------------------------------------------------------------------------------------------------
Net income per common share                                 $      4.56    $      3.31    $      2.99
-----------------------------------------------------------------------------------------------------
Weighted average shares outstanding                          32,114,076     32,031,123     30,219,758
-----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED                                                                                                        First Tennessee
STATEMENTS OF                                                                                                              National
SHAREHOLDERS' EQUITY                                                                                                    Corporation
------------------------------------------------------------------------------------------------------------------------------------
                                                              Common                   Common     Capital     Undivided
(Dollars in thousands)                                        Shares        Total       Stock     Surplus     Profits
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991, as originally reported           19,855,013   $538,462    $49,637    $ 99,403    $391,608
Adjustments for poolings of interests                         1,955,289     24,160      4,888       1,862      17,410
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991, restated                         21,810,302    562,622     54,525     101,265     409,018
Net income                                                          --      90,421        --          --       90,421
Cash dividends declared                                             --     (37,490)       --          --      (37,490)
Common stock issued:
   SNMC Management Corp. acquisition                          1,750,829      5,428      4,377       1,051         --
   Three-for-two stock split                                  7,960,571        (27)    19,902     (19,929)        --
   For exercise of stock options                                329,436      5,386        824       4,562         --
   Under employee benefit plans                                   1,086         50          3          47         --
   Restricted: incentive to non-employee directors               10,000        --          25         490         --
Common stock repurchased                                        (33,500)    (1,138)       (84)     (1,054)        --
Amortization of deferred compensation
  on restricted stock incentive plan                                --       1,265        --          --          --
Other                                                               --       1,122        --        1,090          32
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                                   31,828,724    627,639     79,572      87,522     461,981
Adjustments for pooling of interests                            148,895      2,605        372         772       1,461
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992, restated                         31,977,619    630,244     79,944      88,294     463,442
Net income                                                          --     106,082        --          --      106,082
Cash dividends declared                                             --     (43,582)       --          --      (43,582)
Common stock issued:
   For exercise of stock options                                113,473      2,061        283       1,778         --
   Restricted: employee benefit plan                             59,641        --         149       2,132         --
               incentive to non-employee directors                1,500        --           4          51         --
Common stock repurchased                                       (120,550)    (4,797)      (301)     (4,496)        --
Amortization of deferred compensation
  on restricted stock incentive plan                                --       1,397        --          --          --
Other                                                               --       2,179        --        2,439        (260)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993, restated                         32,031,683    693,584     80,079      90,198     525,682
Net income                                                          --     146,349        --          --      146,349
Cash dividends declared                                             --     (55,871)       --          --      (55,871)
Common stock issued:
   Emerald Mortgage Company acquisition                         151,926      7,105        380       6,725         --
   For exercise of stock options                                138,515      2,488        346       2,142         --
   Restricted: employee benefit plan                             45,000        --         113       1,603         --
               incentive to non-employee directors                1,650        --           4          75         --
Common stock repurchased                                       (515,000)   (24,211)    (1,288)    (22,923)        --
Change in unrealized market adjustment on available
  for sale securities                                               --     (24,116)       --          --          --
Amortization of deferred compensation
  on restricted stock incentive plan                                --       1,374        --          --          --
Other                                                              (451)     2,069         (1)      2,040          30
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                   31,853,323   $748,771    $79,633    $ 79,860    $616,190
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                        Unrealized             Deferred
                                                           Market              Compen-
(Dollars in thousands)                                   Adjustment             sation
--------------------------------------------------------------------------------------------
Balance, December 31, 1991, as originally reported      $    --                (2,186)
Adjustments for poolings of interests                        --                    --
--------------------------------------------------------------------------------------------
Balance, December 31, 1991, restated
Net income                                                   --                (2,186)
Cash dividends declared                                      --                   --
Common stock issued:
   SNMC Management Corp. acquisition                         --                   --
   Three-for-two stock split                                 --                   --
   For exercise of stock options                             --                   --
   Under employee benefit plans                              --                   --
   Restricted: incentive to non-employee directors           --                  (515)
Common stock repurchased                                     --                   --
Amortization of deferred compensation
  on restricted stock incentive plan                         --                 1,265
Other                                                        --                   --
--------------------------------------------------------------------------------------------
Balance, December 31, 1992                                                     (1,436)
Adjustments for pooling of interests                         --                   --
--------------------------------------------------------------------------------------------
Balance, December 31, 1992, restated                                           (1,436)
Net income                                                   --                   --
Cash dividends declared                                      --                   --
Common stock issued:
   For exercise of stock options                             --                   --
   Restricted: employee benefit plan                         --                (2,281)
               incentive to non-employee directors           --                   (55)
Common stock repurchased                                     --                   --
Amortization of deferred compensation
  on restricted stock incentive plan                         --                 1,397
Other                                                        --                   --
--------------------------------------------------------------------------------------------
Balance, December 31, 1993, restated                    $    --                (2,375)
Net income                                                   --                   --
Cash dividends declared                                      --                   --
Common stock issued:
   Emerald Mortgage Company acquisition                      --                   --
   For exercise of stock options                             --                   --
   Restricted: employee benefit plan                         --                (1,716)
               incentive to non-employee directors           --                   (79)
Common stock repurchased                                     --                   --
Change in unrealized market adjustment on available
  for sale securities                                    (24,116)                 --
Amortization of deferred compensation
  on restricted stock incentive plan                         --                 1,374
Other                                                        --                   --
--------------------------------------------------------------------------------------------
Balance, December 31, 1994                              $(24,116)              (2,796)
--------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


CONSOLIDATED
STATEMENTS                                                                           First Tennessee
OF CASH FLOWS                                                                        National Corporation

----------------------------------------------------------------------------------------------------------
                                                                          Year Ended December 31
                                                                ------------------------------------------
(Dollars in thousands)                                              1994           1993            1992
----------------------------------------------------------------------------------------------------------
Operating activities:
Net income                                                      $  146,349    $    106,082    $     90,421
Adjustments to reconcile net income to net cash
     provided/(used) by operating activities:
   Provision for loan losses                                        16,733          35,697          44,242
   Provision for deferred income tax                                (2,540)         (1,873)          4,178
   Depreciation and amortization of premises and equipment          20,121          16,445          13,831
   Amortization of intangibles                                      20,680          30,811          13,666
   Net amortization of premiums and accretion of discounts          12,882          25,278          14,692
   Market value adjustment on foreclosed property                    1,601             378           3,180
   Market value adjustment on securities held for sale                  --            (248)          1,416
   Securities contributed to charitable trust                        9,379              --              --
   Equity securities (gains)/losses                                (24,251)            479            (342)
   Debt securities (gains)/losses                                    3,610          (1,036)            502
   Net gain on disposal of branch                                       --            (672)             --
   Net (gain)/loss on disposal of fixed assets                         108            (873)          1,600
   Net (increase)/decrease in:
     Trading securities inventory                                    8,632           9,944         (89,013)
     Mortgage warehouse loans held for sale                        730,008        (432,558)       (115,999)
     Bond division receivables                                      39,667         (30,178)         96,116
     Interest receivable                                            (6,355)          9,436          18,087
     Other assets                                                   (9,394)        (86,421)         (2,105)
   Net increase/(decrease) in:
     Bond division payables                                        (50,511)         30,760        (150,989)
     Interest payable                                               14,691             336          (5,368)
     Other liabilities                                             (61,813)         43,249          11,276
----------------------------------------------------------------------------------------------------------
          Total adjustments                                        723,248        (351,046)       (141,030)
----------------------------------------------------------------------------------------------------------
          Net cash provided/(used) by operating activities         869,597        (244,964)        (50,609)
----------------------------------------------------------------------------------------------------------
Investing activities:
Proceeds from maturities of:
   Investment securities                                                --       1,597,633         875,243
   Held to maturity securities                                     336,305              --              --
   Available for sale securities                                   294,928              --              --
Proceeds from sale of:
   Debt securities                                                      --         478,176         220,990
   Equity securities                                                    --           6,248          46,318
   Available for sale securities                                   410,040              --              --
   Premises and equipment                                            1,204             856             377
Payments for purchase of:
   Debt securities                                                      --      (1,271,926)     (1,800,956)
   Equity securities                                                    --         (15,807)         (6,808)
   Held to maturity securities                                    (478,327)             --              --
   Available for sale securities                                  (404,540)             --              --
   Premises and equipment                                          (38,451)        (33,397)        (18,071)
Net (increase)/decrease in loans                                  (914,676)       (738,668)       (112,076)
Decrease/(increase) in investment in bank time deposits              5,103          (2,484)        239,478
Branch sale, including cash and cash equivalents sold                   --         (18,339)             --
Acquisitions, net of cash and cash equivalents acquired                130        (102,577)             --
----------------------------------------------------------------------------------------------------------
          Net cash used by investing activities                   (788,284)       (100,285)       (555,505)
----------------------------------------------------------------------------------------------------------
Financing activities:
Proceeds from:
   Exercise of stock options                                         2,457           2,020           5,272
   Issuance of equity instruments                                       --              --           5,428
   Issuance of long-term debt                                        2,984              --              --
Payments for:
   Capital lease obligations                                          (146)           (146)           (146)
   Long-term debt                                                   (1,346)        (37,345)         (1,392)
   Stock repurchase                                                (24,211)         (4,797)         (1,138)
   Cash dividends                                                  (41,022)        (51,970)        (29,347)
   Cash-in-lieu of fractional shares                                   (47)             --              --
Net increase/(decrease) in:
   Deposits                                                        285,841         229,659         155,124
   Short-term borrowings                                          (107,632)        160,651         438,417
----------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                116,878         298,072         572,218
----------------------------------------------------------------------------------------------------------
          Net increase/(decrease) in cash and cash equivalents     198,191         (47,177)        (33,896)
----------------------------------------------------------------------------------------------------------
          Cash and cash equivalents at beginning of period         760,747         807,924         841,820
----------------------------------------------------------------------------------------------------------
          Cash and cash equivalents at end of period            $  958,938    $    760,747    $    807,924
----------------------------------------------------------------------------------------------------------
Total interest paid                                             $  273,046    $    259,592    $    291,850
Total income taxes paid                                             68,257          70,588          57,536
----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of First Tennessee National Corporation (First Tennessee) and its subsidiaries conform to generally accepted accounting principles and, as to its banking subsidiaries, with general practice within the banking industry. The following is a summary of the most significant of these policies.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of First Tennessee and its banking and non-banking subsidiaries more than 50 percent owned. Subsidiaries not more than 50 percent owned are recorded using the equity method. Whereas banking is the most significant aspect of First Tennessee's business, non-banking subsidiaries engage in business activities which complement banking, such as credit life and accident insurance, discount brokerage, and financial investment and trust advisory services. All significant intercompany accounts and transactions have been eliminated.

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

STATEMENTS OF CASH FLOWS. Cash and cash equivalents as presented in the statements include cash and due from banks, federal funds sold, and securities purchased under agreements to resell. Generally, federal funds are sold for one-day periods and securities purchased under agreements to resell are
short-term, highly liquid investments.   In 1994, First Tennessee issued
approximately 3,858,000 shares of its common stock related to the acquisitions of SNMC Management Corporation (SNMC), Highland Capital Management Corp.
(HCMC), Cleveland Bank and Trust Company (CBT), Planters Bank (Planters), and Emerald Mortgage Company (Emerald) (Note 2). In 1993, approximately 149,000 shares of First Tennessee common stock were issued in exchange for all of the common stock of NSB (Note 2). In 1992, First Tennessee issued approximately 4,177,000 shares of its common stock in exchange for all of the common stock of Home Financial Corporation (HFC) of Johnson City, Tennessee (Note 2).

TRADING SECURITIES INVENTORY. Trading securities inventory includes securities purchased in connection with underwriting or dealer activities and is carried at market value. Realized and unrealized gains and losses on trading securities are reflected in noninterest income as bond division income.

SECURITIES HELD TO MATURITY. Securities which First Tennessee has the ability and positive intent to hold to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains and losses and unrealized permanent impairments in value are reported in noninterest income.

SECURITIES AVAILABLE FOR SALE. Securities available for sale include both debt and equity securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Gains and losses from sales are computed by the specific identification method and are reported in noninterest income.

MORTGAGE WAREHOUSE LOANS HELD FOR SALE. Mortgage loans that are originated and held for sale to investors are classified as held for sale. These assets are recorded at the lower of cost or market value as determined using aggregated methodology. Gains and losses realized from the sale of these assets and adjustments to market value are included in noninterest income.

LOANS. Loans are stated at principal amounts outstanding net of unearned income. Interest on certain consumer installment loans is recognized by the sum-of-the-months-digits method which does not differ materially from the effective interest method. Interest on other loans is recognized at the applicable interest rate on the principal amount outstanding. Included in nonperforming loans are nonaccrual loans and loans which have been restructured in accordance with criteria in SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring."
    Loans generally are placed on nonaccrual status when the collection of principal or interest is 90 days or more past due or when, in management's judgment, such principal or interest will not be collectible in the ordinary course of business. Consumer installment loans and credit card receivables are not placed on nonaccrual status, but are charged off when past due 120 days and 180 days, respectively. When interest accrual is stopped, outstanding accrued interest receivable is reversed and charged to current operations. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Generally, interest payments received on nonaccrual loans are applied to principal.

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

PREMISES AND EQUIPMENT. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lease periods or the estimated useful lives, whichever is shorter. Estimated useful lives are 10 to 45 years for premises and three to eight years for equipment.
    Depreciation and amortization expense is included in noninterest expense. Maintenance agreements are primarily amortized to expense over the period of time covered. The cost of major renovations is capitalized. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

REAL ESTATE ACQUIRED BY FORECLOSURE. Real estate acquired by foreclosure represents assets that have been acquired in satisfaction of debt. Property is carried at the lower of the outstanding loan amount or the estimated fair market value minus estimated cost to sell the real estate. Any excess of loan amount over the estimated net realizable fair value at the time of acquisition is charged to the allowance for loan losses. Required developmental costs associated with foreclosed property under construction are capitalized and considered in determining the estimated net realizable fair value of the property. The estimated net realizable fair value is reviewed periodically and any write-downs are charged against current earnings as market adjustments.

INTANGIBLE ASSETS. Intangible assets represent the premium on purchased deposits and assets, the excess of cost over net assets of acquired subsidiaries (goodwill), and purchased mortgage servicing rights. The "Premium on purchased deposits and assets" represents identified intangible assets, which are amortized over their estimated useful lives, with the exception of those assets related to deposit bases which are primarily amortized over a 10 year period. Goodwill is being amortized using the straight-line method over periods ranging from 15 to 40 years. Management evaluates whether events or circumstances have occurred that would result in impairment in the value or life of goodwill. If such impairment should occur, First Tennessee would use internally generated management reports to determine the related business contribution to the overall profitability of the corporation in revising the value and remaining life to the related goodwill. The value of purchased mortgage servicing rights is established using the lesser of: a discounted cashflow analysis; current market value; or the amount of consideration specifically paid by First Tennessee. The purchased mortgage servicing rights are being amortized using an accelerated method over the estimated life of the servicing income. A quarterly value impairment analysis is performed using discounted, disaggregated methodology.

OFF BALANCE-SHEET FINANCIAL INSTRUMENTS. First Tennessee utilizes a variety of off-balance sheet financial instruments to manage various financial risks. These instruments include interest rate swaps, futures, forwards, and option contracts. To qualify as a hedge used to manage interest rate risk, the following criteria must be met: (1) the asset or liablilty to be hedged exposes the institution, as a whole, to interest rate risk; (2) the instrument alters or reduces sensitivity to interest rate changes; and (3) the instrument is designated and effective as a hedge. For interest rate swaps used to hedge interest rate risk, income and expense is accrued and recognized as an adjustment to the interest income or expense of the related on-balance sheet asset or liability. Fees on interest rate swaps are deferred and amortized over the lives of the contracts. Realized gains and losses on all off- balance sheet transactions used to manage interest rate risk that are terminated prior to maturity are deferred and amortized as an adjustment to the hedged asset or liability over the remaining original life of the agreement. For interest rate forwards, futures, and options used to hedge interest rate risk, gains and losses on contracts applicable to certain interest sensitive assets and liabilities are deferred and amortized over the lives of the hedged assets and liabilities as an adjustment to interest income and expense. Any contracts that fail to qualify for hedge accounting are included in current earnings in noninterest income. Customer related swaps are recorded at market value with changes in market value recognized in noninterest income. Off-balance sheet financial instruments held or issued by the bond division are valued at prevailing market rates on a present value basis. Realized and unrealized gains and losses are included in noninterest income as bond division income. Realized and unrealized gains and losses related to foreign currency exchange agreements with customers are included in noninterest income as foreign exchange income.

TRUST SERVICES INCOME. Trust services income is reported on a cash basis, which does not differ materially from the accrual basis.

INCOME TAXES. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax reporting purposes. First Tennessee files consolidated federal and state income tax returns with the exception of two credit life insurance companies that file separate returns.

INCOME PER SHARE. Per share amounts for all periods presented are computed based on the weighted average number of common shares outstanding for each period. Options granted under the stock option plans are not included in the computation since their dilutive effect is not material. Previously reported per share amounts have been restated for the effect of acquisitions accounted for as poolings of interests, with the exception of NSB which was immaterial on a consolidated basis.

NOTE 2 -- BUSINESS COMBINATIONS
On January 4, 1994, First Tennessee acquired for approximately 1,751,000 shares of its common stock all of the outstanding capital stock of SNMC Management Corporation (SNMC). SNMC, the parent of Sunbelt National Mortgage Corporation headquartered in Dallas, Texas, became a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), the principal subsidiary of First Tennessee. The acquisition was accounted for as a pooling of interests.
    On March 1, 1994, First Tennessee acquired for approximately 468,000 shares of its common stock all of the outstanding shares of Highland Capital Management Corporation (HCMC). HCMC merged with First Tennessee Investment Management, Inc., a wholly owned subsidiary of First Tennessee. The combined organization became a wholly owned subsidiary of First Tennessee with the name Highland Capital Management Corp. The acquisition was accounted for as a pooling of interests.
    First Tennessee acquired Cleveland Bank and Trust Company (CBT) of Cleveland, Tennessee, on March 16, 1994, for approximately 1,153,000 shares of its common stock and acquired Planters Bank (Planters) of Tunica, Mississippi, on August 9, 1994, for approximately 334,000 shares of its common stock. Both of these banks became wholly owned subsidiaries of First Tennessee and were accounted for as poolings of interests.
    The consolidated financial statements of First Tennessee give effect to these four mergers occurring in 1994 which have been accounted for as poolings of interests. Accordingly, the accounts of the acquired companies have been combined with those of First Tennessee for all periods presented to reflect the results of these companies on a combined basis, except for dividends. Certain reclassifications of the historical results of these companies have been made to conform to the current presentation. The following presents certain financial data pertaining to the four poolings of interests.

(Dollars in thousands,
except per share data)                                1993            1992
-----------------------------------------------------------------------------
Total revenue:*
First Tennessee, as originally reported             $617,043        $547,943
SNMC **                                               62,643           5,977
HCMC                                                   3,927           3,412
CBT                                                   12,095          11,169
Planters                                               2,557           2,184
-----------------------------------------------------------------------------
First Tennessee                                     $698,265        $570,685
=============================================================================
Net income:
First Tennessee, as originally reported             $120,665        $ 89,165
SNMC **                                              (18,279)         (2,045)
HCMC                                                      52              71
CBT                                                    3,138           2,629
Planters                                                 506             601
-----------------------------------------------------------------------------
First Tennessee                                     $106,082        $ 90,421
=============================================================================
Net income per share:
First Tennessee, as originally reported             $   4.26        $   3.19
SNMC **                                              (203.10)        (135.96)
HCMC                                                  520.00          710.00
CBT                                                    31.38           26.29
Planters                                                8.43           10.02
First Tennessee                                         3.31            2.99
-----------------------------------------------------------------------------

*  Total revenue is net interest income and noninterest income.
** SNMC began operations November 1, 1992.

    On January 4, 1995, First Tennessee acquired for approximately 910,000 shares of its common stock all of the outstanding capital stock of Carl I. Brown and Company (CIB) of Kansas City, Missouri. CIB became a wholly owned subsidiary of FTBNA and was accounted for as a pooling of interests. At December 31, 1994, CIB had a servicing portfolio of $2.2 billion and had originated $2.1 billion in mortgages during 1994. The following presents on a proforma basis certain financial data pertaining to the CIB acquisition.

(Dollars in thousands,
except per share data)               1994             1993            1992
-----------------------------------------------------------------------------
Total revenue:*
First Tennessee                    $769,735         $698,265        $570,685
CIB **                               71,242           55,965          19,808
-----------------------------------------------------------------------------
First Tennessee Proforma           $840,977         $754,230        $590,493
=============================================================================
Net income:
First Tennessee                    $146,349         $106,082        $ 90,421
CIB **                               (1,882)           1,328           1,106
-----------------------------------------------------------------------------
First Tennessee Proforma           $144,467         $107,410        $ 91,527
=============================================================================
Net income per share:
First Tennessee                    $   4.56         $   3.31        $   2.99
CIB **                               (10.89)            7.68            6.40
First Tennessee Proforma               4.37             3.26            2.94
-----------------------------------------------------------------------------

*  Total revenue is net interest income and noninterest income.
** Twelve months ended for CIB is October 31.

    On October 1, 1994, First Tennessee acquired Emerald Mortgage Company (Emerald) of Lynnwood, Washington, for approximately 152,000 shares of its common stock. Emerald was merged into SNMC. At September 30, 1994, Emerald had a servicing portfolio of $353 million. This acquisition was accounted for as a purchase and was immaterial to First Tennessee.
    On December 31, 1993, First Tennessee acquired for approximately 149,000 shares of its common stock all of the outstanding shares of New South Bancorp
(NSB), a Mississippi bank holding company. NSB was merged with and into First Tennessee. At the same time NSB's principal subsidiary, New South Bank, was merged with and into First Tennessee Bank National Association Mississippi, a wholly owned subsidiary of First Tennessee. The consolidated financial statements of First Tennessee give effect to the merger which was accounted for as a pooling of interests. Due to immateriality, the transaction has been recorded by a restatement of beginning shareholders' equity without restating income statements for years prior to 1993.
    On October 1, 1993, FTBNA acquired for cash Maryland National Mortgage Corporation (MNMC) headquartered in Baltimore, Maryland. In 1994, MNMC changed its name to MNC Mortgage Corp. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the acquired assets and liabilities at their respective estimated fair values at the date of acquisition. The operating results of this acquisition are included in First Tennessee's consolidated results of operations from the date of acquisition. The cost of the acquisition, totaling approximately $114.8 million, exceeded the estimated net fair value of tangible assets and liabilities acquired by approximately $75.0 million. Intangible assets totaling approximately $31.9 million have been identified and are being amortized over the expected useful lives of the individual components. The excess of the consideration paid over the estimated net fair value of the tangible and intangible assets acquired, totaling approximately $43.1 million, has been recorded as goodwill and is being amortized using the straight-line method over 25 years.
    On December 14, 1992, First Tennessee acquired for approximately 4,177,000 shares of its common stock all of the outstanding shares of Home Financial Corporation (HFC), a Tennessee savings and loan holding company. At the same time HFC's principal subsidiary, Home Federal Bank, FSB (HFB), became a wholly owned subsidiary of First Tennessee. The consolidated financial statements of First Tennessee give effect to the merger which has been accounted for as a pooling of interests. Accordingly, the accounts of HFC have been combined with those of First Tennessee to reflect the results of these companies on a combined basis for all periods presented, except for dividends. On June 25, 1993, First Tennessee completed the final phase of the HFC acquisition with the merging of HFB into FTBNA. Certain reclassifications of the historical results of these companies have been made to conform to the current presentation.

NOTE 3 -- PENDING ACQUISITIONS
On September 22, 1994, First Tennessee and Community Bancshares, Inc. of Germantown, Tennessee, announced the execution of a definitive agreement pursuant to which First Tennessee will acquire Community Bancshares, the parent company of Community First Bank, for approximately 1,420,000 shares of its common stock. Pursuant to the agreement, Community Bancshares will merge into First Tennessee and Community First Bank will merge into FTBNA. At December 31, 1994, Community Bancshares had approximately $256 million in assets, $192 million in deposits, and $22 million in equity. The acquisition will be accounted for as a pooling of interests and is subject to regulatory and shareholder approvals. The transaction is expected to be completed in the first quarter of 1995.
   On October 19, 1994, First Tennessee and Peoples Commercial Services Corporation (PCS) of Senatobia, Mississippi, announced the execution of a definitive agreement pursuant to which First Tennessee will acquire PCS, the parent company of Peoples Bank, for approximately 430,000 shares of First Tennessee common stock. This acquisition will be accounted for as a purchase, and with the approval of the First Tennessee Board of Directors, the shares to be issued in this transaction have been repurchased. Following the acquisition, Peoples Bank will be a wholly owned subsidiary of First Tennessee. At December 31, 1994, Peoples Bank had approximately $94 million in assets, $83 million in deposits, and $10 million in equity. The acquisition is expected to be completed in the first half of 1995 following approval by regulators and PCS shareholders.

NOTE 4 -- CASH AND DUE FROM BANKS
Commercial banking subsidiaries of First Tennessee are required to maintain average reserve balances with the Federal Reserve Bank. These reserve balances vary, depending on the types and amounts of deposits received. Included in "Cash and due from banks" on the Consolidated Statements of Condition are amounts so restricted of $82,440,000 at December 31, 1994, and $103,288,000 at
December 31, 1993.

NOTE 5 -- INVESTMENT SECURITIES
Securities included in the Consolidated Statements of Condition of $1,393,019,000 and $1,349,222,000 at December 31, 1994 and 1993, respectively, were pledged to secure public deposits, securities sold under agreement to repurchase, and for other purposes. Equity securities include venture capital investment securities.
   Reconciliations of the amortized cost to the estimated market values of investments in securities at December 31, 1994 are provided below. Also provided are the amortized cost and estimated market value by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

SECURITIES HELD TO MATURITY

                                                                 Gross       Gross        Estimated
                                                 Amortized    Unrealized  Unrealized       Market
(Dollars in thousands)                              Cost         Gains      Losses          Value
---------------------------------------------------------------------------------------------------
At December 31, 1994:
U.S. Treasury and other
  U.S. government agencies                        $ 44,736        $ --     $ (1,266)       $ 43,470
Government agency
  issued MBS                                       126,410          --      (10,355)        116,055
Government agency
  issued CMOs                                      710,878          --      (37,773)        673,105
States and municipalities                           58,698         757       (1,285)         58,170
Private issued CMOs                                  1,664          --          (44)          1,620
---------------------------------------------------------------------------------------------------
          Total                                   $942,386        $757     $(50,723)       $892,420
---------------------------------------------------------------------------------------------------
                                                                                          Estimated
By Contractual Maturity                                                    Amortized       Market
(Dollars in thousands)                                                        Cost          Value
---------------------------------------------------------------------------------------------------
At December 31, 1994:
Within 1 year                                                              $ 33,935        $ 34,020
After 1 year; within 5 years                                                 41,473          41,039
After 5 years; within 10 years                                               13,014          12,445
After 10 years                                                               15,012          14,136
---------------------------------------------------------------------------------------------------
          Subtotal                                                          103,434         101,640
---------------------------------------------------------------------------------------------------
Mortgage-backed securities and CMOs                                         838,952         790,780
---------------------------------------------------------------------------------------------------
          Total                                                            $942,386        $892,420
---------------------------------------------------------------------------------------------------

SECURITIES AVAILABLE FOR SALE

                                                                 Gross       Gross        Estimated
                                                 Amortized    Unrealized  Unrealized       Market
(Dollars in thousands)                              Cost         Gains      Losses          Value
---------------------------------------------------------------------------------------------------
At December 31, 1994:
U.S. Treasury and other
  U.S. government agencies                      $  325,493      $  253     $(10,810)     $  314,936
Government agency
  issued MBS                                       179,058       2,903       (4,668)        177,293
Government agency
  issued CMOs                                      614,551          64      (28,804)        585,811
States and municipalities                           14,780       1,103         (224)         15,659
Private issued CMOs                                    409          --           --             409
Private issued asset-backed                          2,020          --          (42)          1,978
Other                                                6,272          18       (1,220)          5,070
Equity                                              48,096       3,941       (1,916)         50,121
---------------------------------------------------------------------------------------------------
          Total                                 $1,190,679      $8,282     $(47,684)     $1,151,277
---------------------------------------------------------------------------------------------------
                                                                                          Estimated
By Contractual Maturity                                                  Amortized         Market
(Dollars in thousands)                                                      Cost            Value
---------------------------------------------------------------------------------------------------
At December 31, 1994:
Within 1 year                                                            $   20,278      $   20,875
After 1 year; within 5 years                                                310,143         299,032
After 5 years; within 10 years                                               14,899          14,583
After 10 years                                                                3,245           3,153
---------------------------------------------------------------------------------------------------
          Subtotal                                                          348,565         337,643
---------------------------------------------------------------------------------------------------
Mortgage-backed securities and CMOs                                         794,018         763,513
Equity securities                                                            48,096          50,121
---------------------------------------------------------------------------------------------------
          Total                                                          $1,190,679      $1,151,277
---------------------------------------------------------------------------------------------------

   Proceeds from the sales of available for sale debt securities during 1994 were $391,195,000. Gross gains of $264,000 and gross losses of $4,696,000 were realized on the 1994 debt sales. Proceeds from the sales of equity securities during 1994 were $18,845,000. Gross gains of $15,788,000 and gross losses of $153,000 were realized on the 1994 equity sales. During 1994, First Tennessee contributed $9,379,000 of equity securities to establish a charitable foundation. Gross gains of $8,616,000 were realized on the contribution. During 1994, $822,000 of recoveries were realized as gains on debt securities that had previously been written down. There were no transfers from the available for sale category into any other securities categories during 1994. The change in net unrealized holding losses on trading securities inventory recognized in bond division income was $426,000 for 1994.
  For years prior to the adoption SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", the following information is provided.
Proceeds from the sales of investment in debt securities during 1993 were $478,176,000 and included gross gains of $2,282,000 and gross losses of $1,246,000 realized on the 1993 sales. Net investment debt securities gains/(losses) from sales after taxes were ($2,743,000), $644,000, and ($310,000) for the years ended December 31, 1994, 1993, and 1992, respectively. The applicable income tax expense/(benefits) were ($1,689,000), $392,000, and ($192,000) for the years ended December 31, 1994, 1993, and 1992, respectively.
   At December 31, 1993, certain securities were classified as held for sale. In 1993, a net recovery of $248,000 on previous write-downs was recorded, and in 1992, a loss of $1,416,000 was recorded in marking these securities to the lower of cost or market based on the specific identification method.
   Reconciliations of the amortized cost to the estimated market values of investments in securities at December 31, 1993 are provided below. Also provided are the amortized cost and estimated market value by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

INVESTMENT SECURITIES

                                                                 Gross       Gross        Estimated
                                                 Amortized    Unrealized  Unrealized       Market
(Dollars in thousands)                              Cost         Gains      Losses          Value
---------------------------------------------------------------------------------------------------
At December 31, 1993:
U.S. Treasury and other
  U.S. government agencies                      $  397,253     $ 3,387      $  (120)     $  400,520
Government agency
  issued MBS                                       401,102      10,951       (1,210)        410,843
Government agency
  issued CMOs                                    1,238,010       5,874       (3,773)      1,240,111
States and municipalities                           91,915       5,345         (337)         96,923
Private issued CMOs                                  4,133          25           --           4,158
Private issued asset-backed                         41,021         827           --          41,848
Other                                               11,454         205         (278)         11,381
Equity                                              35,199      23,552       (1,279)         57,472
---------------------------------------------------------------------------------------------------
          Total                                 $2,220,087     $50,166      $(6,997)     $2,263,256
---------------------------------------------------------------------------------------------------
                                                                                          Estimated
By Contractual Maturity                                                  Amortized         Market
(Dollars in thousands)                                                      Cost            Value
---------------------------------------------------------------------------------------------------
At December 31, 1993:
Within 1 year                                                            $  190,392      $  192,234
After 1 year; within 5 years                                                291,062         295,795
After 5 years; within 10 years                                               40,704          42,442
After 10 years                                                               19,485          20,201
---------------------------------------------------------------------------------------------------
          Subtotal                                                          541,643         550,672
---------------------------------------------------------------------------------------------------
Mortgage-backed securities and CMOs                                       1,643,245       1,655,112
Equity securities                                                            35,199          57,472
---------------------------------------------------------------------------------------------------
          Total                                                          $2,220,087      $2,263,256
---------------------------------------------------------------------------------------------------

Detail concerning securities held for sale at December 31, 1993 is provided in the following table:

Securities Held for Sale

                                                                             Gross        Estimated
                                                              Amortized    Unrealized       Market
(Dollars in thousands)                                          Cost         Gains          Value
---------------------------------------------------------------------------------------------------
At December 31, 1993:
U.S. Treasury and other
  U.S. government agencies                                     $11,739       $  204         $11,943
Government agency
  issued MBS                                                    37,114        2,064          39,178
Government agency
  issued CMOs                                                    3,389           14           3,403
States and municipalities                                          491        1,095           1,586
Private issued asset-backed                                        302            2             304
---------------------------------------------------------------------------------------------------
          Total                                                $53,035       $3,379         $56,414
---------------------------------------------------------------------------------------------------

NOTE 6 -- LOANS
The composition of the loan portfolio at December 31 is summarized below:

(Dollars in thousands)                                 1994           1993
-----------------------------------------------------------------------------
Commercial                                          $2,888,671     $2,611,024
Consumer                                             2,236,731      1,798,770
Permanent mortgage                                     569,729        497,293
Credit card receivables                                475,471        428,075
Real estate construction                               160,368         75,844
Nonaccrual                                              16,539         25,966
-----------------------------------------------------------------------------
   Loans, net of unearned income                     6,347,509      5,436,972
     Allowance for loan losses                         106,989        107,723
-----------------------------------------------------------------------------
          Total net loans                           $6,240,520     $5,329,249
-----------------------------------------------------------------------------

   Additional detail on consumer loans by product is provided in the following table as of December 31:

(Dollars in thousands)                                 1994           1993
-----------------------------------------------------------------------------
Real estate                                         $1,410,261     $1,144,247
Auto                                                   499,304        359,987
Student                                                216,404        190,383
Other                                                  110,762        104,153
-----------------------------------------------------------------------------
   Total consumer loans, net of unearned income     $2,236,731     $1,798,770
-----------------------------------------------------------------------------

At December 31, 1994 and 1993, real estate consumer loans included $1,385,852,000 and $1,114,316,000 of first and second liens and home equity loans, respectively.

   The following table presents information concerning nonperforming loans at December 31:

(Dollars in thousands)                                  1994           1993
-----------------------------------------------------------------------------
Nonaccrual loans                                       $16,539        $25,966
Restructured loans                                         158            579
-----------------------------------------------------------------------------
   Total                                               $16,697        $26,545
-----------------------------------------------------------------------------

   Total interest recorded on nonaccrual and restructured loans was $1,368,000 in 1994 and $1,622,000 in 1993. Interest income which would have been earned under the original terms of these loans was approximately $1,549,000 in 1994 and $2,961,000 in 1993. At December 31, 1994, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured.

   Activity in the allowance for loan losses is summarized as follows:

(Dollars in thousands)                                 1994            1993          1992
------------------------------------------------------------------------------------------
Balance at beginning of year                          $107,723      $  99,827      $92,464
Provision for loan losses                               16,733         35,697       44,242
Allowance from acquisitions                               --              971         --
Charge-offs                                             27,960         40,937       47,172
   Less loan recoveries                                 10,493         12,165       10,293
------------------------------------------------------------------------------------------
     Net charge-offs                                    17,467         28,772       36,879
------------------------------------------------------------------------------------------
Balance at end of year                                $106,989       $107,723      $99,827
------------------------------------------------------------------------------------------

   In the ordinary course of business, First Tennessee makes loans to its executive officers and directors as well as to other related persons and expects to continue to do so in the future. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility or other unfavorable features.
   Loans to directors and executive officers of First Tennessee and their associates were $94,470,000 and $81,278,000 at December 31, 1994 and 1993,
respectively.  The following table summarizes the changes to these amounts:

(Dollars in thousands)                                   1994           1993
-----------------------------------------------------------------------------
Balance at beginning of year                          $ 81,278       $ 62,625
Additions                                              149,108        121,803
Deletions:
   Repayments                                          128,263         96,252
   No longer related                                     7,653          6,898
-----------------------------------------------------------------------------
     Total deletions                                   135,916        103,150
-----------------------------------------------------------------------------
Balance at end of year                                $ 94,470       $ 81,278
-----------------------------------------------------------------------------

   The amounts included from Due from Customers on Acceptances in "Bond division receivables and other assets" and the amounts included from Bank Acceptances Outstanding in "Bond division payables and other liabilities" were $4,530,000 and $4,871,000 at December 31, 1994 and 1993, respectively.

NOTE 7 -- PREMISES AND EQUIPMENT
Premises and equipment at December 31 are summarized below:

(Dollars in thousands)                    1994           1993
---------------------------------------------------------------
Land                                    $ 24,594       $ 23,241
Buildings                                105,252         97,170
Leasehold improvements                    14,152         12,311
Furniture, fixtures, and equipment       140,504        156,279
---------------------------------------------------------------
       Premises and equipment, at cost   284,502        289,001
Less accumulated
  depreciation and amortization          131,540        152,771
---------------------------------------------------------------
       Premises and equipment, net      $152,962       $136,230
---------------------------------------------------------------

NOTE 8 -- INTANGIBLE ASSETS
Following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of
Condition:

                                              Purchased
                                              Mortgage        Premium on
                                              Servicing   Purchased Deposits
(Dollars in thousands)            Goodwill     Rights         and Assets
----------------------------------------------------------------------------
At December 31,1991                $21,465     $  7,058        $40,440
Amortization expense                 1,168        3,916          8,582
Increase related to acquisitions       450       56,947            722
----------------------------------------------------------------------------
At December 31, 1992                20,747       60,089         32,580
Amortization expense                 1,674       25,062          4,075
Increase related to acquisitions    43,492       47,598            400
----------------------------------------------------------------------------
At December 31, 1993                62,565       82,625         28,905
Amortization expense                 3,029       14,385          3,266
Increase related to acquisitions     6,550        2,198            --
----------------------------------------------------------------------------
At December 31, 1994               $66,086      $70,438        $25,639
----------------------------------------------------------------------------

NOTE 9 -- CONTINGENCIES
Various claims and lawsuits are pending against First Tennessee and its subsidiaries. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, after consulting with counsel, these matters, when resolved, will not have a material adverse effect on the consolidated financial statements of First Tennessee and its subsidiaries.
------------------------------------------------------------------------

NOTE 10 -- LEASE COMMITMENTS
Leased capital assets included in "Other assets" on the Consolidated Statements of Condition at December 31 are summarized below:

(Dollars in thousands)                   1994      1993
---------------------------------------------------------
Premises                                $1,525    $ 1,525
Less accumulated amortization            1,215      1,151
---------------------------------------------------------
       Leased capital assets-net        $  310    $   374
---------------------------------------------------------

  Future minimum lease payments for capitalized leases together with the present value of net minimum lease payments at December 31, 1994, are as follows:

(Dollars in thousands)                           Premises
---------------------------------------------------------
1995                                              $   146
1996                                                  146
1997                                                  146
1998                                                  146
1999                                                  101
2000                                                   34
---------------------------------------------------------
     Total                                            719
Less amount representing interest                     132
---------------------------------------------------------
     Present value of net minimum lease payments  $   587
---------------------------------------------------------

  Rent expense under all operating lease obligations aggregated $20,873,000 for 1994, $15,483,000 for 1993, and $12,358,000 for
1992. Rent expense was reduced by amortization of the deferred building gain, the result of the sale of an office building in 1985. This amortization totaled $585,000 in 1994, $1,062,000 in 1993, and $1,399,000 in 1992. Rents received on non-cancelable sublease agreements aggregated $410,000, $291,000, and $262,000 for these years, respectively.

  With respect to many leased locations, First Tennessee pays taxes, insurance, and maintenance costs. Most of the leases are for terms ranging from one to 30 years and include renewal options for additional periods of one to 25 years. At December 31, 1994, First Tennessee's long-term leases required minimum annual rentals as follows:

(Dollars in thousands)       Premises  Equipment   Total
---------------------------------------------------------
1995                         $17,505    $  244    $17,749
1996                          15,850        85     15,935
1997                          13,907        39     13,946
1998                          12,467        21     12,488
1999                           8,616         5      8,621
2000 and after                21,258        --     21,258
---------------------------------------------------------
       Total                 $89,603    $  394    $89,997
---------------------------------------------------------

  Aggregate minimum income under sublease agreements for these periods is $1,281,000.

NOTE 11 -- SHORT-TERM BORROWINGS
Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other borrowed funds, including term federal funds purchased and cash management advances from the Federal Home Loan Bank.
  Federal funds purchased arise principally from First Tennessee's market activity for its regional correspondent banks and generally mature in one business day. To the extent that the proceeds of these transactions exceed First Tennessee's funding requirements, the excess funds are sold in the money markets. Securities sold under agreements to repurchase are secured by U.S. government and agency securities and certain investments in bank time deposits and had original maturities ranging from three to 15 days at December 31, 1994.
  Commercial paper is an obligation of First Tennessee and had original maturities ranging from three to 90 days at December 31, 1994.
  Other short-term borrowings generally represent secured and unsecured obligations to financial institutions, including the Federal Reserve Bank, at various rates and terms and generally do not exceed one year to maturity. Bank overdraft obligations are reclassified into other short-term borrowings.
  The following table reflects the average daily outstandings, year-end outstandings, maximum month-end outstandings, average rates paid during the year, and the average rates paid at year-end for the three categories of short-term borrowings:

(Dollars in thousands)                 1994         1993        1992
---------------------------------------------------------------------------
Federal funds purchased and
 securities sold under
 agreements to repurchase:
  Balance:
     Average                        $1,042,647   $1,022,478   $690,238
     Year-end                        1,453,802    1,014,644    753,409
     Maximum month-end outstanding   1,453,802    1,235,273    823,201
  Rate:
     Average for the year                 3.87 %       2.84 %     3.25 %
     Average at year-end                  5.15         2.73       2.75

Commercial paper:
  Balance:
     Average                        $   34,351   $   30,269   $ 22,401
     Year-end                           67,820       32,283     21,856
     Maximum month-end outstanding      67,820       54,809     34,991
  Rate:
     Average for the year                 3.77 %       3.06 %     3.74 %
     Average at year-end                  4.57         3.06       3.23

Other short-term borrowings:
  Balance:
     Average                        $  471,815   $  547,169   $143,852
     Year-end                          132,142      714,278    412,105
     Maximum month-end outstanding     661,926      911,279    412,105
  Rate:
     Average for the year                 5.01 %       4.59 %     6.49 %
     Average at year-end                  7.37         5.08       7.31
---------------------------------------------------------------------------

NOTE 12 -- LONG-TERM DEBT
The following table presents information pertaining to long-term debt for First Tennessee and its subsidiaries at December 31:

(Dollars in thousands)                                                1994         1993
------------------------------------------------------------------------------------------
First Tennessee National Corporation:
  Sinking fund debentures--7 3/8%
    Sinking fund payments of $850,000
    due annually 1995 and 1996 with
    $12,250,000 due 1997                                             $13,950      $14,800
  Subordinated capital notes--10 3/8%
    Mature on June 1, 1999                                            74,602       74,512
First Tennessee Bank National Association:
  Note payable to Federal Home Loan Bank--8.1%
     Annual payments of approximately $200,000
     due through 2009                                                  2,984           --
  Industrial development bond payable
  to City of Alcoa, Tennessee--6.5%
    Payment of $500,000 due 1999                                         500          650
Cleveland Bank and Trust Company:
  Industrial development bond payable
  to City of Cleveland, Tennessee--65% of prime
  (5.5% and 3.9% at December 31,1994 and 1993,
  respectively)
     Annual payments of approximately $346,000
     due through 1998 with balance of approximately
     $351,000 due in 1999                                              1,735        2,081
------------------------------------------------------------------------------------------
       Total                                                         $93,771      $92,043
------------------------------------------------------------------------------------------

  Annual principal repayment requirements for the years 1995 through 1999 approximate $1,396,000, $1,396,000, $12,796,000,
$546,000, and $76,051,000, respectively. Annual repayment requirements for 2000 through 2009 are approximately $200,000.
  The subordinated capital notes were issued on June 10, 1987. Interest is payable on June 1 and December 1 of each year. At maturity, the notes will be exchanged for capital securities having a market value equal to the principal amount of the notes. First Tennessee may elect to pay the principal amount in cash, in whole or in part, from designated proceeds.
  A major portion of the long-term debt issued by the parent company was downstreamed to FTBNA to support asset growth and improve bank capital ratios. The bank previously issued $75,000,000 in notes to the parent company corresponding to the subordinated capital notes included in the table above. Interest rate and maturity terms are identical to the corporate debt. The subordinated capital notes meet bank regulatory capital guidelines.

NOTE 13 -- SAVINGS, PENSION, AND
           OTHER EMPLOYEE BENEFITS
SAVINGS PLAN. Substantially all employees of First Tennessee and its subsidiaries participate in a contributory savings plan in conjunction with a flexible benefits plan. First Tennessee contributes during the year into each eligible employee's flexible benefits plan account an amount based on length of service and an amount based on a percentage of the employee's salary, as determined by a committee of the board of directors. The employee may then direct that all or a portion of the contribution be allocated to his savings plan account. Employees may also make pre-tax and after-tax personal contributions to the savings plan. Pre-tax contributions invested in First Tennessee's common stock are matched at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's salary. Employer contributions to the flexible benefits plan were as follows:

(Dollars in thousands)                      1994     1993       1992
----------------------------------------------------------------------
Flexible benefits contributions:
  Performance dollars                    $   4,144 $  3,937   $  3,555
  Service dollars                            1,758    1,716      1,595
----------------------------------------------------------------------
       Total                                 5,902    5,653      5,150
Company matching contribution                2,374    1,976      1,556
----------------------------------------------------------------------
       Total employer contribution       $   8,276 $  7,629   $  6,706
----------------------------------------------------------------------

     The figures in the table above include 1994 flexible benefit contributions and company matching contributions for employees of HCMC and CBT, which were companies acquired by First Tennessee during 1994. Also during 1994, First Tennessee acquired Planters, SNMC, and Emerald. Emerald was merged into SNMC. Each of these companies sponsored a savings, thrift, or ESOP plan.
     The HCMC Profit Sharing Trust is a 401(k) savings plan. This plan was frozen effective as of the acquisition. No further employee or employer contributions are being made into this plan. Expense for this plan was $28,000 for the two months preceding the acquisition date of March 1, 1994. For the years ended December 31, 1993 and 1992, the expense for this plan was $165,000 and $160,000, respectively.
     The CBT Retirement Plan was a thrift plan for all eligible employees. Expense for this plan was $75,000 for the period preceding the acquisition date of March 16, 1994. For the years ended December 31, 1993 and 1992, the expense for this plan was $298,000 and $305,000, respectively. Effective as of the merger, CBT's retirement plan was terminated. In accordance with the plan, and with ERISA, all amounts credited to the plan became fully vested and nonforfeitable.
     Planters' Retirement Plan is an Employee Stock Ownership Plan. The benefits provided under the plan are funded by employer contributions to eligible employees. Expense for this plan was $29,000, $45,000, and $44,000 for the years ended December 31, 1994, 1993, and 1992, respectively. This plan has not been terminated or merged into another plan.
     SNMC began sponsoring the SNMC Savings Plan, a defined contribution plan, on April 1, 1993, which covers substantially all its employees. Employees may contribute, in whole percentages, between 1 percent and 15 percent of eligible compensation. Discretionary matching contributions by SNMC are determined annually. During 1994 and 1993, SNMC matched 100 percent of employee contributions up to 3 percent. Employee contributions between 4 percent and 6 percent were matched 25 percent, and no match was made for employee contributions over 6 percent. All employer contributions begin to vest after two years of service and are 100 percent vested after five years of service. Expense under this plan was $650,000 and $600,000 for years ended December 31, 1994 and 1993, respectively.
     Emerald's 401(k) Savings Plan was frozen effective as of the acquisition. Also, Emerald's Profit Sharing Plan was terminated effective as of the acquisition. In accordance with the Profit Sharing Plan and with ERISA, all amounts credited to the plan became fully vested and nonforfeitable.
Effective as of the acquisition, employees of Emerald are eligible to participate in the SNMC Savings Plan.
     During 1992, First Tennessee acquired HFB which had a contributory retirement plan for all eligible employees. Retirement expense under this plan was $568,000 for the year ended December 31, 1992. Effective as of the merger with First Tennessee, HFB's retirement plan was terminated. In accordance with the plan, and with ERISA, all amounts credited to the plan became fully vested and nonforfeitable.

PENSION PLAN.   Substantially all employees of First Tennessee and its
subsidiaries participate in a noncontributory, defined benefit pension plan. Effective January 1, 1992, the annual funding is based on an actuarially determined amount using the entry age cost method. Prior to 1992, the funding was determined actuarially using credit cost method. As of January 1, 1986, First Tennessee adopted SFAS No. 87, "Employers' Accounting for Pensions." At the date of adoption, the projected benefit obligation of the First Tennessee National Corporation Pension Plan was $40,093,000 and plan assets at fair value were $51,139,000, resulting in an unrecognized net asset of $11,046,000. The unrecognized net asset is being amortized over 17 years, the remaining average service life of the eligible employees at implementation date.
  The annual pension expense was $2,993,000 in 1994, $882,000 in 1993, and $1,418,000 in 1992.
  The components of net periodic pension cost were as follows:

(Dollars in thousands)                     1994     1993       1992
----------------------------------------------------------------------
Service cost-benefits earned
  during the year                        $   6,792 $  4,522   $  3,771
Interest cost on projected
  benefit obligation                         6,459    5,683      5,000
Return on plan assets                         (676)  (8,847)    (5,978)
Net amortization and deferral               (9,582)    (476)    (1,375)
----------------------------------------------------------------------
       Net periodic pension cost         $   2,993 $    882   $  1,418
----------------------------------------------------------------------

    The following table sets forth the plan's funded status at December 31:

(Dollars in thousands)                               1994       1993
----------------------------------------------------------------------
Plan assets at fair value                          $110,574   $101,330
Actuarial present value of projected
  benefit obligation*                                83,648     86,355
----------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                                 26,926     14,975
Unrecognized net (gain) loss from past
  experience different from that assumed
  and effects of changes in assumptions               4,752     10,194
Prior service cost not yet recognized in
  net periodic pension cost                           1,194      1,370
Unrecognized net transitional asset                  (3,700)    (4,160)
----------------------------------------------------------------------
       Prepaid pension cost
         recognized in the Consolidated
         Statements of Condition                   $ 29,172   $ 22,379
----------------------------------------------------------------------

*At December 31, 1994 and 1993, respectively, the actuarial present values of the accumulated benefit obligation were $60,026,000 and $61,228,000, of which vested benefits were $57,769,000 and $60,053,000. The accumulated benefit obligation excludes projected future increases in compensation.

The discount rate and weighted-average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5 percent and 7 percent, respectively, in 1994 and
7.25 percent and 7 percent, respectively, in 1993. The expected long-term rate of return on assets was 9.5 percent for 1994 and 1993.

OTHER EMPLOYEE BENEFITS. In November 1992, FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." It requires the recognition of the obligation for benefits to former and inactive employees after employment but before retirement. Those benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits, worker's compensation, job training and counseling, and continuation of benefits such as health care and life insurance coverage. On January 1, 1994, First Tennessee adopted SFAS No. 112 with the recognition of $2.3 million of pre-tax postemployment benefits related to prior service rendered and the rights vested. Total expense recognized in 1994 was $2.5 million.
     First Tennessee adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993.
This statement requires that the expected cost of providing postretirement benefits be recognized in the financial statements during the employee's active service period.
     First Tennessee provides postretirement medical insurance to full-time employees retiring under the provisions of the First Tennessee Pension Plan. The postretirement medical plan is contributory with retiree contributions adjusted annually. In 1992, First Tennessee made significant changes to the postretirement medical plan for future retirees. The revised plan is based on criteria that are a combination of the employee's age and years of service and utilizes a two-step approach. For any employee retiring on or after January 1, 1995, First Tennessee will contribute a fixed amount based on years of service and age at time of retirement.

     The following table sets forth the plans' funded status reconciled to the amount shown in the Consolidated Statement of Condition at December 31:

(Dollars in thousands)                               1994       1993
----------------------------------------------------------------------
Accumulated postretirement benefit obligation
  (APBO):
     Retirees                                      $(15,039)  $(14,788)
     Actives                                         (5,886)    (7,775)
----------------------------------------------------------------------
          Total  APBO                               (20,925)   (22,563)
Plan assets at fair value                            10,637      8,873
----------------------------------------------------------------------
APBO in excess of plan assets                       (10,288)   (13,690)
Unrecognized:
     Net transition obligation                       17,796     18,785
     Prior service cost                                  47         --
     Prepaid benefit cost                              (868)     2,023
----------------------------------------------------------------------
Prepaid postretirement benefit cost                $  6,687   $  7,118
----------------------------------------------------------------------

     Net periodic postretirement benefit cost for the periods ending December 31 included the following components:

(Dollars in thousands)                               1994       1993
----------------------------------------------------------------------
Service cost                                       $    556   $    434
Interest cost on APBO                                 1,578      1,582
Actual return on assets                                (864)      (388)
Amortization of transition obligation over
  20 years                                              989        989
Total of other components                               172       (292)
----------------------------------------------------------------------
Net periodic postretirement benefit cost           $  2,431   $  2,325
----------------------------------------------------------------------

     For measurement purposes, a 14 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993; the rate was assumed to decrease 1 percent per year to 7 percent and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The following table illustrates the effect of increasing the assumed health care cost trend rate by 1 percent:

                                           Current  Increased  Percent
(Dollars in thousands)                      Trend     Trend     Change
----------------------------------------------------------------------
APBO at December 31, 1994                  $20,925  $22,325      6.7+
Service and interest cost                    2,134    2,222      4.1+
----------------------------------------------------------------------

     The discount rate used in determining the accumulated postretirement benefit obligation was 8.5 percent in 1994 and 7.25 percent in 1993. The funding policy for the plan is to fund the maximum amount allowable under the current tax regulations. Plan assets consist primarily of equity and fixed income securities. The trust holding the plan assets for employees that had retired prior to January 1, 1993, is subject to federal income taxes at a 35 percent rate. The trust holding the plan assets for all other First Tennessee employees, actives and those retired since 1992, is not subject to federal income taxes. The expected long-term rate of return on plan assets before income taxes was 8.0 percent for 1994 and 9.5 percent for 1993.
     In 1994, medical plan expense based on claims incurred was $9,375,000 for 5,053 active participants. Medical plan expense in 1993 was $7,519,000 for 4,926 active participants. The 1992 medical plan expense was $7,658,000 for 4,669 active participants including 526 retirees. First Tennessee does not currently provide group life insurance upon retirement; however, eight employees, most of whom retired prior to August 1, 1963, are currently provided coverage totaling $128,000. Group life insurance expense based on benefits incurred was $1,073,000 for 6,066 participants in 1994, $1,083,000 for 6,147 participants in 1993, and $874,000 for 6,029 participants in 1992.

NOTE 14 -- SHAREHOLDER PROTECTION RIGHTS AGREEMENT
        In September 1989, First Tennessee adopted a Shareholder Protection Rights Agreement and distributed a dividend of one right on each outstanding share of common stock held on September 18, 1989, or issued thereafter and prior to the time the rights separate. Until a person or group acquires 10 percent or more of First Tennessee's common stock or commences a tender offer that will result in such person or group owning 10 percent or more of First Tennessee's common stock, the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $76.67. If any person or group acquires 10 percent or more of First Tennessee's common stock, then each right (other than rights beneficially owned by holders of 10 percent or more of the common stock or transferees thereof, which rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of First Tennessee common stock or participating preferred stock having a market value of twice the exercise price. Also, if First Tennessee is involved in a merger or sells more than 50 percent of its assets or earning power, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the acquiring company having a market value of twice the exercise price. If any person or group acquires between 10 percent and 50 percent of First Tennessee's common stock, First Tennessee's Board of Directors may, at its option, exchange one share of First Tennessee common stock or one one-hundredth of a share of participating preferred stock for each right. The rights will expire on the earliest of one of the following three times: the time of the exchange described in the preceding sentence; September 18, 1999; or the date the rights are redeemed as described in the following sentence.
The rights may be redeemed by the board of directors for $0.01 per right prior to the day when any person or group acquires 10 percent or more of First Tennessee's common stock.

NOTE 15 -- RESTRICTIONS ON DIVIDENDS AND
           INTERCOMPANY TRANSACTIONS
Dividends are paid by First Tennessee from its assets which are mainly provided by dividends from the subsidiaries. However, certain regulatory restrictions exist regarding the ability of the banking subsidiaries to transfer funds to First Tennessee in the form of cash dividends, loans, or advances. As of December 31, 1994, the banking subsidiaries had undivided profits of $531,732,000 of which $242,226,000 was available for distribution to First Tennessee as dividends without prior regulatory approval.
    Pursuant to provisions of the indenture relating to the sinking fund debenture issued December 1, 1972, undivided profits available for dividends are restricted using a calculation that takes into account net income and total dividends paid or declared since
1971. At December 31, 1994, undivided profits of First Tennessee of $560,216,000 were not restricted by the provisions of the indenture.
    Under Federal Banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the banks' capital stock and surplus, or $83,525,000 at December 31, 1994.
There were no extensions of credit to the parent from its banking subsidiaries at December 31, 1994. Certain loan agreements and indentures also define other restricted trans-actions related to additional borrowings and public offerings of capital stock.

NOTE 16 -- STOCK OPTION, RESTRICTIVE STOCK INCENTIVE,
           AND DIVIDEND REINVESTMENT PLANS

STOCK OPTION PLANS. First Tennessee has two stock option plans which provide for the granting of both non-qualified and incentive stock options to key executives and employees. The options allow for the purchase of First Tennessee's common stock at a price equal to its fair market value at the date of grant. One of the plans allows the exercise price to be less than the fair market value if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price must equal the fair market value on the date of grant. In 1994, options for 13,824 shares were granted in lieu of compensation and options for 528,923 shares were granted where the exercise price was equal to the market value on the date of grant under the 1990 Plan. In 1993, options for 14,485 shares were granted in lieu of compensation under the 1990 Plan. In years 1994 and 1993, no options were granted under the 1984 Plan. This plan has expired and is no longer eligible to issue options.
     The plans also provide for the grant of Stock Appreciation Rights (SARs) exercisable for the economic appreciation of the stock in the form of cash and/or stock. No SARs have been granted in the last six years. Under the 1984 stock option plan, total stock appreciation rights expense associated with fluctuations in the market value of First Tennessee stock was $6,000, $67,000, and $83,000 for the years 1994, 1993, and 1992, respectively. The expired 1984 Plan is also no longer eligible to grant SARs.
     In November 1991, the First Tennessee Board of Directors approved the Bank Advisory Director Deferral Plan for FTBNA's regional advisory board members. Options are awarded to those electing to receive them in lieu of attendance fees. Options for 7,174 and 5,640 shares were granted during 1994 and 1993, respectively.

RESTRICTED STOCK INCENTIVE PLANS. First Tennessee has authorized a total of 427,500 shares of its common stock for awards under its 1983 and 1989 restricted stock incentive plans for executive employees who have a significant impact on the profitability of First Tennessee. Shares awarded under the plans are subject to risk of forfeiture during a restriction period determined by a committee of the board of directors. All shares have been awarded under the 1983 Plan, subject to restrictions which lapse through 1996. Each award under the 1983 Plan provides for supplemental cash payments when the restrictions lapse. In 1993, 39,347 shares were granted under the 1989 Plan. No shares were granted under the 1989 Plan in 1994. At December 31, 1994, the 1989 Plan has 1,626 shares to be awarded.
     On April 21, 1992, First Tennessee's shareholders approved the 1992 Restricted Stock Incentive Plan. The Plan authorized the issuance of up to 330,000 shares. Under the provisions of the Plan, each then-current non-employee director of First Tennessee received an award of 1,500 shares of restricted common stock. The restrictions on these shares lapse at a rate of 150 shares per year beginning April 30, 1993, and ending January 3, 2003, for seven directors. The shares of the remaining directors lapse equally over their remaining terms. The Plan provides for the grant of 1,500 shares of restricted stock to each new non-employee director upon election to the Board with restrictions lapsing at 150 shares per year over the 10 years following the grant. Options for 48,000 and 21,794 shares were granted during 1994 and 1993, respectively. At December 31, 1994, the 1992 Plan has 246,556 shares available to be awarded. Compensation expense related to these plans was $1,374,000, $1,586,000, and $1,563,000 for the years 1994, 1993, and 1992, respectively.
     The summary of stock option and restricted stock activity is shown below:

                                                                                     Weighted
                                                                   Exercise           Average
                                     Available      Options          Price           Exercise
                                     for Grant    Outstanding      Per Share          Price
---------------------------------------------------------------------------------------------------
At January 1, 1993                   1,416,388    1,260,133       $10.40-34.29        $22.93
Options granted                        (20,125)      20,125       $18.31-20.91        $20.50
Restricted stock incentive awards      (61,141)
Stock options exercised                            (114,206)      $10.40-34.29        $18.15
SARs exercised                                       (3,292)      $16.67-22.17        $21.11
Stock options cancelled                 22,850      (22,850)      $16.59-34.29        $27.23
-----------------------------------------------------------
At December 31, 1993                 1,357,972    1,139,910       $10.40-34.29        $23.29
-----------------------------------------------------------
Options exercisable                                 562,105       $10.40-34.29        $19.80
---------------------------------------------------------------------------------------------------
At January 1, 1994                   1,357,972    1,139,910       $10.40-34.29        $23.29
Options granted                       (549,921)     549,921       $19.00-44.63        $39.47
Restricted stock incentive awards      (48,000)
Stock options exercised                            (139,674)      $10.40-34.29        $17.97
SARs exercised                                         (100)      $22.17              $22.17
Unissued options lapsed                (29,909)
Restricted stock cancelled               1,350
Stock options cancelled                 27,557      (27,557)      $16.59-40.25        $28.17
-----------------------------------------------------------
December 31, 1994                      759,049    1,522,500       $16.37-44.63        $29.53
-----------------------------------------------------------
Options exercisable                                 644,250       $16.37-34.29        $21.53
---------------------------------------------------------------------------------------------------

DIVIDEND REINVESTMENT PLAN. The Dividend Reinvestment and Stock Purchase Plan, originally adopted in 1979, was amended in 1986 to authorize the sale of 200,000 shares of First Tennessee's common stock from authorized but unissued common stock or from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends and optional cash payments of $25 to $5,000 per quarter. In 1988, First Tennessee began purchasing these shares on the open market. The price of the shares purchased directly from First Tennessee is the mean between the high and low sales price on the investment date. The price of shares purchased on the open market is the average price paid.

NOTE 17 -- INCOME TAXES
The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)                         1994      1993       1992
--------------------------------------------------------------------------
Current:
  Federal                                    $ 54,313   $57,345   $ 45,642
  State                                         9,176     9,116      6,397
Deferred:
  Federal                                      (2,041)   (1,794)     4,178
  State                                          (499)      326         --
Tax law rate change                                --      (405)        --
--------------------------------------------------------------------------
       Total                                 $ 60,949   $64,588   $ 56,217
--------------------------------------------------------------------------

  The effective tax rates for 1994, 1993, and 1992, were 29.40 percent, 37.84 percent, and 38.34 percent, respectively. Income tax expense was less than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)                         1994       1993      1992
--------------------------------------------------------------------------
Federal income tax rate                            35%       35%       34%
--------------------------------------------------------------------------
Tax computed at statutory rate               $ 72,554   $59,735   $ 49,857
Increase (decrease) resulting from:
    Tax-exempt interest                        (2,956)   (3,800)    (5,147)
    State income taxes                          6,109     5,258      4,138
    Deferred income taxes on
      retained earnings appropriated
      to absorb bad debt deductions                --        --      7,436
    Adjustment of prior years'
      estimated liabilities                    (5,883)       --         --
    Valuation allowance                        (7,704)    6,924        780
    Minimum tax credit
      carryforward utilized                        --        --     (2,928)
    Charitable foundation                      (2,921)       --         --
    Tax law rate changes                           --      (405)        --
    Other                                       1,750    (3,124)     2,081
--------------------------------------------------------------------------
         Total                               $ 60,949   $64,588   $ 56,217
--------------------------------------------------------------------------

  A deferred tax asset or liability is recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The temporary differences which gave rise to these deferred tax (assets)/liabilities at December 31, 1994, were as follows:

                                              Deferred  Deferred
(Dollars in thousands)                         Assets  Liabilities    Total
-----------------------------------------------------------------------------
Depreciation                                 $     --   $ 3,263      $  3,263
Loss reserves                                 (44,195)       --       (44,195)
Investments in debt and equity securities     (15,286)       --       (15,286)
Employee benefits                                  --     2,247         2,247
Purchase accounting adjustments                    --     7,386         7,386
Foreclosed property                            (1,463)      --         (1,463)
Lease operations                                   --     5,139         5,139
Retained earning appropriated to
  absorb bad debt deductions                      ---     5,041         5,041
Net operating loss carryforwards               (6,081)       --        (6,081)
Other                                          (1,563)    4,426         2,863
-----------------------------------------------------------------------------
Net deferred tax (asset)/liability at
  end of year                                $(68,588)  $27,502      $(41,086)
Less:
  Net deferred tax asset
    at beginning of year                                              (25,259)
  Other adjustments:
    MNC Mortgage purchase
      accounting adjustments                                              800
    Emerald Mortgage Company                                            1,199
    Investments in debt and equity
      securities                                                      (15,286)
-----------------------------------------------------------------------------
Deferred tax benefit                                                 $ (2,540)
-----------------------------------------------------------------------------

NOTE 18 -- BUSINESS SEGMENT INFORMATION
First Tennessee is primarily engaged in the banking business. However, significant operations are conducted in mortgage banking and the bond division. The mortgage banking operations consist of units which originate mortgages primarily to securitize and sell, and provide servicing for mortgages. The bond division buys and sells certain securities and loans.
     Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented.
     The following table reflects the approximate amounts of consolidated revenue, expense, and assets for the three years ended December 31, for each segment:

                                 Banking       Mortgage       Bond
(Dollars in thousands)            Group        Banking      Division    Consolidated
------------------------------------------------------------------------------------
1994
Interest income                $  596,396    $   47,279    $ 24,984    $   668,659
Interest expense                  246,920        16,976      24,198        288,094
------------------------------------------------------------------------------------
     Net interest income          349,476        30,303         786        380,565
Other revenues                    193,165       118,527      77,478        389,170
Other expenses                    367,976       135,978      58,483        562,437
------------------------------------------------------------------------------------
     Pre-tax income            $  174,665    $   12,852    $ 19,781    $   207,298
------------------------------------------------------------------------------------

Identifiable assets            $9,606,021    $  601,876    $314,514    $10,522,411
------------------------------------------------------------------------------------

1993
Interest income                $  567,212    $   40,000    $ 17,770    $   624,982
Interest expense                  222,743        21,928      16,853        261,524
------------------------------------------------------------------------------------
     Net interest income          344,469        18,072         917        363,458
Other revenues                    156,848        86,434      91,525        334,807
Other expenses                    349,216       115,075      63,304        527,595
------------------------------------------------------------------------------------
     Pre-tax income            $  152,101    $  (10,569)   $ 29,138    $   170,670
------------------------------------------------------------------------------------

Identifiable assets            $8,599,146    $1,340,096    $427,455    $10,366,697
------------------------------------------------------------------------------------

1992
Interest income                $  588,596    $   13,208    $ 19,507    $   621,311
Interest expense                  261,778         6,429      18,461        286,668
------------------------------------------------------------------------------------
     Net interest income          326,818         6,779       1,046        334,643
Other revenues                    139,705        16,062      80,275        236,042
Other expenses                    349,113        19,328      55,606        424,047
------------------------------------------------------------------------------------
     Pre-tax income            $  117,410    $    3,513    $ 25,715    $   146,638
------------------------------------------------------------------------------------

Identifiable assets            $8,684,720    $  299,425    $416,481    $ 9,400,626
------------------------------------------------------------------------------------

     Capital expenditures and depreciation and amortization occurred primarily in the banking group. Capital expenditures were $38,451,000, $33,397,000, and $18,071,000 for the years ended December 31, 1994, 1993, and 1992, respectively. Depreciation and amortization was $53,683,000, $72,534,000, and $42,189,000 for 1994, 1993, and 1992, respectively.

NOTE 19 -- FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instruments is disclosed to comply with SFAS No. 107, "Disclosure about Fair Value of Financial Instruments."
The following table presents estimates of fair value for First Tennessee's financial instruments at December 31, 1994 and 1993:

                                                                                           Impact
                                                         Book            Fair            Favorable          Percent
(Dollars in thousands)                                  Value           Value          (Unfavorable)         Change
--------------------------------------------------------------------------------------------------------------------
At December 31, 1994:
Assets:
Loans,net of unearned income:
     Floating                                         $ 2,789,567    $ 2,788,691     $        (876)             --
     Fixed                                              3,541,403      3,402,667          (138,736)            3.9 -
     Nonaccrual                                            16,539         16,539                --              --
     Allowance for
          loan losses                                    (106,989)      (106,989)               --              --
-------------------------------------------------------------------------------------------------------------------
                    Total net loans                     6,240,520      6,100,908          (139,612)            2.2 -
Liquid assets                                             440,410        440,410                --              --
Mortgage warehouse loans held for sale                    369,869        370,420               551              .1 +
Securities available for sale                           1,151,277      1,151,277                --              --
Securities held to maturity                               942,386        892,420           (49,966)            5.3 -
Nonearning assets                                         834,091        834,091                --              --
-------------------------------------------------------------------------------------------------------------------
Liabilities:
Deposits:
     Defined maturity                                 $ 3,137,119    $ 3,110,514     $      26,605              .8 +
     Undefined maturity                                 4,551,303      4,551,303                --              --
-------------------------------------------------------------------------------------------------------------------
                    Total deposits                      7,688,422      7,661,817            26,605              .3 +

Short-term borrowings                                   1,653,764      1,653,763                 1              --
Long-term debt                                             93,771         99,946            (6,175)            6.6 -
Other noninterest-
     bearing liabilities                                  156,035        153,413             2,622             1.7 +

Note: See Note 20 - Financial Instruments with Off-Balance Sheet Risk for 1994 off-balance sheet information.
-------------------------------------------------------------------------------------------------------------------

At December 31, 1993:
Assets:
Loans, net of unearned income:
     Floating                                         $ 2,457,980    $ 2,459,995     $       2,015              .1 +
     Fixed                                              2,953,026      3,076,258           123,232             4.2 +
     Nonaccrual                                            25,966         25,966                --              --
     Allowance for
          loan losses                                    (107,723)      (107,723)               --              --
--------------------------------------------------------------------------------------------------------------------
                    Total net loans                     5,329,249      5,454,496           125,247             2.4 +
Liquid assets                                             323,963        323,963                --              --
Mortgage warehouse loans held for sale                  1,099,686      1,103,116             3,430               .3+
Securities held for sale                                   53,035         56,414             3,379             6.4 +
Investment securities                                   2,220,087      2,263,256            43,169             1.9 +
Nonearning assets                                         794,630        794,630                --              --
--------------------------------------------------------------------------------------------------------------------
Liabilities:
Deposits:
     Defined maturity                                 $ 2,694,537    $ 2,732,510     $     (37,973)            1.4 -
     Undefined maturity                                 4,708,044      4,708,044                --              --
--------------------------------------------------------------------------------------------------------------------
                    Total deposits                      7,402,581      7,440,554           (37,973)             .5 -

Short-term borrowings                                   1,761,205      1,761,180                25              --
Long-term debt                                             92,043        108,961           (16,918)           18.4 -
Other noninterest-bearing liabilities                     189,448        189,624              (176)             .1 -
--------------------------------------------------------------------------------------------------------------------
Off-balance sheet:
Interest rate swaps
     paying floating rates                            $        --    $       291     $         291
Futures and forwards                                           --             56                56
Standby letters of credit                                      --          2,124             2,124
Commitments to extend credit                                3,493          3,493                --
--------------------------------------------------------------------------------------------------------------------

         The following describes the assumptions and methodologies used to calculate the fair value for financial instruments:

FLOATING RATE LOANS. With the exception of 1-4 family residential floating rate mortgage loans, the fair value of floating rate loans is approximated by the book value. Floating rate 1-4 family residential mortgage loans reprice annually and will lag movements in market rates; whereas, commercial and consumer loans reprice monthly. The fair value for floating rate mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows, consisting of principal payments, interest payments, and repricings, are discounted with current First Tennessee prices for similar instruments applicable to the remaining maturity. Prepayment assumptions based on historical prepayment speeds have been applied to the 1-4 family residential floating rate mortgage portfolio.

FIXED RATE LOANS. The fair value for fixed rate loans is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted with current First Tennessee prices for similar instruments applicable to the remaining maturity. Prepayment assumptions based on historical prepayment speeds have been applied to the fixed rate mortgage and installment loan portfolios.

NONACCRUAL LOANS. The fair value of nonaccrual loans is approximated by the book value.

ALLOWANCE FOR LOAN LOSSES. The fair value of the allowance for loan losses is approximated by the book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

LIQUID ASSETS. The fair value of liquid assets is approximated by the book value. For the purpose of this disclosure, liquid assets consist of federal funds sold, securities purchased under agreements to resell, trading securities inventory, and investment in bank time deposits.

MORTGAGE WAREHOUSE LOANS HELD FOR SALE. Market quotes are used for the fair value of mortgage warehouse loans held for sale.

SECURITIES AVAILABLE FOR SALE. Market quotes are used for the fair value of securities available for sale.

SECURITIES HELD TO MATURITY. Market quotes are used for the fair value of securities held to maturity.

INVESTMENT SECURITIES. Market quotes are used for the fair value of investment securities.

SECURITIES HELD FOR SALE. Market quotes are used for the fair value of securities held for sale.

NONEARNING ASSETS. The fair value of nonearning assets are approximated by the book value. For the purpose of this disclosure, nonearning assets include cash and due from banks, accrued interest receivable, bond division receivables, and excess mortgage servicing fees.

DEFINED MATURITY DEPOSITS. The fair value for defined maturity deposits is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted with First Tennessee prices for similar instruments applicable to the remaining maturity. For the purpose of this disclosure, defined maturity deposits include all certificates of deposit and other time deposits.

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

LONG-TERM DEBT. The fair value for long-term debt is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted using the current yield to maturity for First Tennessee's outstanding long-term debt as quoted by Keefe, Bruyette and Woods, Inc.

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

NOTE 20 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

    In the normal course of business, First Tennessee is a party to financial instruments containing credit and market risks that are not required to be reflected in a balance sheet. These financial instruments include commitments to extend credit, commercial and standby letters of credit, and off-balance sheet financial instruments. First Tennessee enters into transactions involving these instruments in order to meet the financial needs of its customers and manage its own exposure to fluctuations in interest rates.

RISKS
    Credit risk is the possibility that a loss might occur from the failure of a counterparty to perform according to the terms of a transaction. Currently, First Tennessee enters into financial instrument transactions either through national exchanges, primary dealers, or AAA rated counterparties. Whenever possible mutual margining agreements are used to limit potential exposure.
The credit risk associated with exchange-traded futures contracts is limited to the relevant clearing house. Options written do not expose First Tennessee to credit risk, except to the extent of the underlying risk in a financial instrument that First Tennessee may be obligated to acquire under certain
written put options.   For non-exchange traded instruments, credit risk may
occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves not to be of sufficient value. The credit exposure is limited to the amount of the fair value of the instrument rather than the notional amount.
      Although First Tennessee has a loan portfolio diversified by type of risk, the ability of its customers to honor their contracts is to some extent dependent upon their regional economic condition. In order to mitigate the impact of credit risk, First Tennessee manages the concentration of this risk across various geographical regions. First Tennessee grants commercial and consumer loans primarily to customers throughout Tennessee and its contiguous states. Mortgage loans are originated through offices in 20 states.
    Settlement Risk-On some off-balance sheet financial instruments, First Tennessee may have additional risk due to the underlying risk in the financial instruments that First Tennessee is or may be obligated to acquire and/or deliver under a contract but the counterparty fails to meet its obligations. First Tennessee believes its credit and settlement procedures reduce these risks.
    Market risk is the possibility that future changes in market rates or prices might decrease the value of First Tennessee's position. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet hedges are aggregated, and the resulting net positions are identified.

CONTROLS
    First Tennessee follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis. In addition, for lending related off-balance sheet instruments, the amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.
    The use of financial instruments is monitored by management's Asset/Liability Committee (ALCO). The primary objective of ALCO is to manage market and interest rate risk by controlling and limiting the degree of earnings volatility attributable to changes in interest rates. Counterparty credit limits are reviewed and revised periodically by ALCO, in conjunction with senior credit officers, for each operating unit. In addition, controls and monitoring procedures for these instruments have been established and are routinely revised.

OFF-BALANCE SHEET CREDIT COMMITMENTS
    Commitments to Extend Credit are agreements to lend to a customer at a future date, which generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon fully, the total commitment amounts do not necessarily represent future cash requirements.
    Commercial and Standby Letters of Credit The credit risk involved in issuing commercial and standby letters of credit is essentially the same as that involved in extending loan facilities to customers. At December 31, 1994 and 1993, First Tennessee's outstanding contractual commitments to extend credit and standby and commercial letters of credit included the following, which represented the maximum credit exposure associated with these instruments:

 (Dollars in millions)                 1994      1993
------------------------------------------------------
Commitments to extend credit:
     Consumer credit card lines      $1,735     $1,300
     Consumer home equity               193        140
     Commercial real estate,
        construction and land
        development                     239        411
     Mortgage Banking                   625        560
     Other                            1,230        984
Standby and commercial letters of
        credit                          212        170
------------------------------------------------------
      Total                          $4,234     $3,565
------------------------------------------------------

Mortgage Loans Sold with Recourse
    In the normal course of business, First Tennessee may sell mortgage loans with recourse. As of December 31, 1994 and 1993, the principal amount outstanding was $607.7 million and $723.7 million, respectively. These loans were sold with an agreement to repurchase the loan upon default. Credit risk, to the extent of recourse, totaled approximately $312.3 million and $429.9 million at December 31, 1994 and 1993, respectively. A reserve has been established in order to cover any future defaults. These loans are reviewed on a regular basis to ensure that reserves are adequate to provide for foreclosure losses. The reserve was $11.3 million and $14.5 million at December 31, 1994 and 1993, respectively.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
    First Tennessee enters into a variety of off-balance sheet financial instruments as loan commitments and customer requests ("other activities" as shown in the following table), and as tools to alter the interest rate or maturity of assets and liabilities in order to achieve a desired rate sensitivity ("interest rate risk management activities"). These off-balance sheet financial instruments are designed to modify First Tennessee's exposure to changing interest and/or exchange rates.

HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING
    Other Activities First Tennessee enters into fixed and variable rate loan commitments with customers. Fixed rate loan commitments and variable rate loans commitments with contract rate adjustments that lag changes in market rates are financial instruments with characteristics similar to option contracts. For the purposes of this note they are considered off-balance sheet financial instruments.
    Interest Rate Risk Management Activities In the normal course of business, First Tennessee uses off-balance sheet financial instruments primarily to hedge potential fluctuations in income or market values. ALCO policy prohibits positions to generate speculative earnings. First Tennessee utilizes off-balance sheet financial instruments as part of its asset/liability management and mortgage banking hedging strategies. As a result of interest rate fluctuations, these off-balance sheet financial instruments will develop unrealized gains or losses that mitigate changes in the underlying hedged portion of the balance sheet. These off-balance sheet financial instruments when utilized effectively are designed to moderate the impact on earnings as interest rates move either up or down.
    The following table sets forth the notional or contractual amounts and related fair values for First Tennessee's off-balance sheet financial instruments at December 31, 1994, for both interest rate risk management and other activities. First Tennessee's maximum exposure resulting from off-balance sheet financial instruments at December 31, 1994, is represented by the fair value amounts.

HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING
AT DECEMBER 31

                                                     1994          1994        1993
                                                   Notional        Fair       Notional
(Dollars in millions)                                Value         Value       Value
--------------------------------------------------------------------------------------
Other activities:
Loan commitments                                  $4,022.3          2.3       $3,395.0
Commercial and Standby letters of credit             212.0          2.6          169.6
Foreign exchange contracts:
   Contracts to buy                                    (.3)
   Contracts to sell                                    .2
--------------------------------------------------------------------------------------
         Net position                                  (.1)         ---            6.0*
Interest rate options contracts:                      (2.8)         ---         (252.8)
   Written option contracts                            2.8          ---          254.8
   Purchased option contracts
Interest rate risk management activities:
Interest rate swaps agreements:
   Receive fixed/pay floating - amortizing           550.0        (33.3)         420.1
   Basis swap                                      1,000.0        (35.3)       1,000.0
 Interest rate forward contracts:
    Mortgage banking commitments to sell             246.7                       863.4
    Mortgage banking commitments to buy              (22.6)                        ---
--------------------------------------------------------------------------------------
        Net position                                 224.1           .6*         863.4
Interest rate option contracts:
   Mortgage banking put option purchased               7.0          ---            ---
--------------------------------------------------------------------------------------
* Only net position available

Interest Rate Swaps The rate sensitive position of a bank can be altered either by holding fixed rate debt instruments in the securities portfolio
and/or by holding off-balance sheet financial instruments.   During the fourth
quarter of 1993 and beginning of 1994, First Tennessee lengthened the maturity of prime rate loans and thus restructured the asset sensitive position created from the mortgage company acquisitions by executing index amortizing swaps. With these swaps First Tennessee receives a fixed interest rate and pays a floating rate applied to an amortizing notional principal amount. The notional total of the index amortizing swaps held by First Tennessee is $550 million. Approximately 54 percent of these have a final maturity in the fourth quarter of 1996 and the remainder have a final maturity in 1997 with the opportunity for $100 million of these to be called in 1995. As of December 31, 1994 and 1993, respectively, these swaps had depreciated market values of $33.3 million and $2.8 million.
    At December 31, 1994, First Tennessee had a $1 billion notional principal swap (basis swap) on which the fed funds rate, limited to an increase of 25 basis points each quarter (the cap), is received, and on which the prime rate less a fixed spread is paid. This swap was executed in May of 1993 and matures in May of 1996, and was intended to alter the relationship between the rate on money market accounts and the national prime rate in expectation of a narrowing between prime and short-term market rates. The notional amount approximated one-half of First Tennessee's loans indexed to the prime rate. Since the spread between the prime rate and fed funds rate has not narrowed as expected, and since the increase in the funds received has been limited by the cap, this swap had a depreciated market value of $35.3 million at December 31, 1994, compared to the favorable value of $2.0 million at December 31, 1993. Subsequent to year end, half of this swap was terminated in order to restructure the rate sensitive position and limit a portion of the loss going forward in a rising rate scenario.
    The following information illustrates the maturities, indices and weighted average rates received on the interest rate swaps, used by First Tennessee in its interest rate risk program as of December 31, 1994:

                                      Final Maturity In
--------------------------------------------------------------------------
(Dollars in millions)         1995      1996     1997   Thereafter   Total
--------------------------------------------------------------------------
Amortizing swaps:
     Notional
     principal
     amount                   ---       $300     $250*    ---        $550

     First Tennessee receives a weighted average rate of 5.02 percent and pays either 3 month or 6 month LIBOR depending on the contractual arrangements.

*$100 million has the opportunity of being called in 1995.

                             Final Maturity In
---------------------------------------------------------------------------
(Dollars in millions)     1995       1996      1997   Thereafter   Total
---------------------------------------------------------------------------
Basis swap*:
     Notional
     principal
     amount               ---       $1,000     ---       ---      $1,000

First Tennessee receives the effective fed funds rate, limited to an increase of 25 basis points each quarter, and pays prime rate less 294 basis points.

*Does not reflect the early termination of $500 million notional amount subsequent to year-end 1994 on which First Tennessee has no further obligations.
-------------------------------------------------------------------------------

    Interest Rate Forward and Futures Contracts Forward and futures contracts are contracts for delayed delivery of securities or financial instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. These obligations are generally short term in nature. Risks arise from the possible inability of counterparties to meet the terms of the contracts and from movements in the instruments' value and interest rates. The contractual amounts significantly exceed the future cash requirements, since First Tennessee has the ability to offset open positions prior to settlement.
    The mortgage banking companies use forwards to hedge interest rates between the time the mortgage loan is committed to the customer and the time it is funded and securitized. Mortgage banking is committed to deliver mortgage loans under mandatory forward sales agreements. Such agreements may be filled with mortgage loans held for sale, mortgage loans purchased, or mortgage loans in process.

    Interest Rate Options First Tennessee purchases interest rate options as part of the interest rate risk management for the mortgage banking operations. In an increasing interest rate environment, purchased option contracts which give First Tennessee the right to sell mortgage loans to the seller of the option, are used to cover the uncertainty of more loan applications closing than expected.

HELD OR ISSUED BOND DIVISION:
    In the normal course of business, the bond division buys and sells mortgage securities, municipal bonds, and other securities that settle on a delayed basis. These are considered forward contracts. These transactions are measured at fair value, and gains or losses are recognized in earnings as they occur. Futures contracts are utilized by the bond division, from time to time, to manage exposure arising from the inventory position.
    First Tennessee's ALCO policy allows the bond division the ability to execute off-balance sheet derivative financial instruments. As shown in the table below, the bond division's swap position is offset with a combination of option and futures contracts.

HELD OR ISSUED FOR THE BOND DIVISION

                                                       1994                                   1993
                                         -----------------------------------------------   -----------
                                                 At              For The Period Ended          At
                                             December 31              December 31          December 31
                                         ------------------    -------------------------   -----------
                                          Notional     Fair        Net         Average      Notional
(Dollars in  millions)                     Value      Value    Gain/(loss)    Fair Value     Value
----------------------------------------------------------------------------------------------------
Bond division activities:
 Forward contracts:
    Commitments to buy                   ($424.9)      $  .9       $           $            ($656.7)
    Commitments to sell                    502.3        (1.7)                                 602.6
----------------------------------------------------------------------------------------------------
         Net Position                       77.4         (.8)      $22.5       ($.8)          (54.1)
 Futures: contracts:
    Contracts to buy                      (269.0)        (.6)        (.7)       (.2)            ---
    Contracts to sell                        ---         ---          .7         .1             ---
---------------------------------------------------------------------------------------------------
         Net Position                     (269.0)        (.6)        ---        (.1)            ---
Option contracts:
     Option contract written              (235.0)        (.7)        (.9)       (.5)            ---
     Option contract purchased               5.0         ---          .5        ---             ---
---------------------------------------------------------------------------------------------------
          Net position                    (230.0)        (.7)        (.4)       (.5)            ---
Interest rate swap:
     Receive fixed /Pay
     floating                               75.0         1.3         1.3         .7             ---
---------------------------------------------------------------------------------------------------

NOTE 21 -- OTHER INCOME AND OTHER EXPENSE
Following is detail concerning "All other income" and "All other expense" as presented in the Consolidated Statements of Income:

(Dollars in thousands)                                                           1994         1993       1992
-------------------------------------------------------------------------------------------------------------
All other income:
Check clearing fees                                                          $ 16,125    $  14,569   $ 12,956
Other service charges                                                           7,221        9,296      6,942
Other                                                                          25,731       20,553     17,834
-------------------------------------------------------------------------------------------------------------
       Total                                                                 $ 49,077    $  44,418   $ 37,732
-------------------------------------------------------------------------------------------------------------
All other expense:
Legal and professional fees                                                  $ 12,665    $  10,883   $ 11,228
Supplies                                                                        9,763        8,969      5,992
Advertising and public relations                                                9,635        7,335      5,852
Fed service fees                                                                8,544        7,778      7,228
Contribution to charitable foundation                                           9,379           --         --
Travel and entertainment                                                        8,112        7,255      5,301
Market adjustments to
  foreclosed real estate                                                        3,032          378      3,180
Other                                                                          38,791       41,471     31,530
-------------------------------------------------------------------------------------------------------------
       Total                                                                 $ 99,921    $  84,069   $ 70,311
-------------------------------------------------------------------------------------------------------------

NOTE 22 -- CONDENSED FINANCIAL INFORMATION
Following are condensed statements of the parent company:

                                                          December 31
                                                  --------------------------
Statements of Condition
(Dollars in thousands)                                1994              1993
----------------------------------------------------------------------------
Assets:
Cash                                              $    193          $    222
Securities purchased from subsidiary
  bank under agreements to resell                   88,814            50,956
----------------------------------------------------------------------------
       Total cash and cash equivalents              89,007            51,178
Securities held to maturity                          5,012               --
Securities available for sale                        1,209               --
Investment securities                                  --              5,906
Notes receivable--long-term                         75,000            75,000
Investments in subsidiaries at equity:
    Bank                                           734,117           671,420
    Non-bank                                        13,605            11,168
Other assets                                        26,351            23,720
----------------------------------------------------------------------------
       Total assets                               $944,301          $838,392
----------------------------------------------------------------------------
Liabilities and shareholders' equity:
Commercial paper and other
  short-term borrowings                           $ 67,820          $ 32,283
Accrued employee benefits
  and other liabilities                             39,050            23,081
Long-term debt                                      88,660            89,444
----------------------------------------------------------------------------
       Total liabilities                           195,530           144,808
Shareholders' equity                               748,771           693,584
----------------------------------------------------------------------------
       Total liabilities and
         shareholders' equity                     $944,301          $838,392
----------------------------------------------------------------------------

Statements of Income                    Year Ended December 31
                                  ------------------------------
(Dollars in thousands)                1994       1993       1992
----------------------------------------------------------------
Dividend income:
  Bank                            $ 65,086   $ 41,837    $32,375
  Non-bank                           1,197        --       6,283
----------------------------------------------------------------
       Total dividend income        66,283     41,837     38,658
Interest income                      9,672      9,412     10,626
Management fees                     19,166     18,611     16,529
Other income                           103         29          3
Equity security gain                   --         --          71
----------------------------------------------------------------
       Total income                 95,224     69,889     65,887
----------------------------------------------------------------
Interest expense:
  Short-term debt                    1,296        927        838
  Long-term debt                     8,898      9,157     10,678
----------------------------------------------------------------
       Total interest expense       10,194     10,084     11,516
Salaries, employee benefits, and
  other expense                     19,305     18,594     16,579
----------------------------------------------------------------
       Total expense                29,499     28,678     28,095
----------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  net income of subsidiaries        65,725     41,211     37,792
Applicable income taxes                743     (1,284)    (2,342)
----------------------------------------------------------------
Income before equity in
  undistributed net income
  of subsidiaries                   64,982     42,495     40,134
Equity in undistributed net
  income of subsidiaries:
    Bank                            79,310     61,940     59,584
    Non-bank                         2,057      1,647     (9,297)
----------------------------------------------------------------
Net income                        $146,349   $106,082    $90,421
----------------------------------------------------------------

Statements of Cash Flows                              Year Ended December 31
                                             --------------------------------------------
(Dollars in thousands)                           1994           1993         1992
-----------------------------------------------------------------------------------------
Operating activities:
Net income                                   $146,349       $106,082      $  90,421
Less undistributed net income
  of subsidiaries                              81,367         63,587         50,287
-----------------------------------------------------------------------------------------
Income before undistributed
    net income of subsidiaries                 64,982         42,495         40,134
Adjustments to reconcile income
  to net cash provided by
  operating activities:
Provision for deferred income taxes               (45)        (1,228)        (1,077)
Depreciation and amortization                   2,282          2,405          2,149
Investment securities gains                       --             --             (71)
Net (increase)/decrease in:
  Interest receivable                            (117)           291            156
  Other assets                                   (335)          (611)         8,303
Net increase/(decrease) in:
  Interest payable                                 39           (329)          (236)
  Other liabilities                             1,385          2,942         (2,919)
-----------------------------------------------------------------------------------------
           Total adjustments                    3,209          3,470          6,305
-----------------------------------------------------------------------------------------
           Net cash provided by
           operating activities                68,191         45,965         46,439
-----------------------------------------------------------------------------------------
Investing activities:
Proceeds from maturity of
  investment securities                           --           5,000            --
Proceeds from sale of
  investment securities                           --             --           1,084
Payments for purchase of
  investment securities                          (400)        (5,439)           --
Premises and equipment                         (1,139)          (539)          (378)
Net decrease in loans                             --          25,046            --
Return of investments                              66             13             13
Investment in subsidiaries                     (1,462)          (971)           --
-----------------------------------------------------------------------------------------
           Net cash provided/(used) by
             investing activities              (2,935)        23,110            719
-----------------------------------------------------------------------------------------
Financing activities:
Proceeds from exercise
  of stock options                              2,457          2,014          5,272
Payments for:
  Long-term debt                                 (850)       (36,850)          (426)
  Cash dividends                              (40,314)       (50,730)       (27,927)
Equity distributions related to acquisitions      (47)           --             --
Repurchase of common stock                    (24,211)        (4,797)        (1,138)
Increase/(decrease) in borrowings              35,538         10,427            198
-----------------------------------------------------------------------------------------
           Net cash used by
             financing activities             (27,427)       (79,936)       (24,021)
-----------------------------------------------------------------------------------------
           Net increase/(decrease) in cash
             and cash equivalents              37,829        (10,861)        23,137
-----------------------------------------------------------------------------------------
           Cash and cash equivalents
             at beginning of year              51,178         62,039         38,902
-----------------------------------------------------------------------------------------
           Cash and cash equivalents
             at end of year                  $ 89,007       $ 51,178      $  62,039
-----------------------------------------------------------------------------------------
Total interest paid                          $ 10,119       $ 10,377      $  11,680
Total income taxes paid                        56,408         55,484         40,000
-----------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of First Tennessee National Corporation:
    We have audited the accompanying consolidated statements of condition of First Tennessee National Corporation (a Tennessee corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee National Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
    As discussed in Notes 5 and 13 to the consolidated financial statements, effective January 1, 1994, the Company changed its methods of accounting for certain investments in debt and equity securities and accounting for postemployment benefits.

                                               Arthur Andersen LLP


Memphis, Tennessee,
January 17, 1995.

CONSOLIDATED
HISTORICAL PERFORMANCE
STATEMENTS OF INCOME (Unaudited)                                                               First Tennessee National Corporation
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Growth Rates (%)
                                                                                                                    ---------------
(Dollars in millions except per share data)       1994       1993      1992      1991        1990      1989         94/93     94/89
-----------------------------------------------------------------------------------------------------------------------------------
Interest income:
Interest and fees on loans:
  Commercial                                      $203.3    $171.8    $173.7    $204.9      $222.2    $236.7         18.3 +  3.0 -
  Consumer                                         164.1     126.2     112.6     114.1       117.8     112.8         30.0 +  7.8 +
  Mortgage warehouse loans held for sale            42.2      34.3       9.2       5.5         3.3       2.7         23.1 + 73.3 +
  Permanent mortgage                                42.3      44.3      57.4      62.3        58.3      56.8          4.4 -  5.7 -
  Credit card receivables                           56.6      51.1      53.2      53.0        46.2      38.5         10.7 +  8.0 +
  Real estate construction                          11.4       7.3       6.0      13.1        25.4      31.6         55.7 + 18.4 -
Investment securities:
  Taxable                                          122.8     169.6     181.1     145.7       128.0     103.7         27.6 -  3.4 +
  Tax-exempt                                         5.1       7.2       8.6      11.1        13.8      17.6         29.9 - 22.1 -
Other earning assets:
  Investments in bank time deposits                   .2        .2       2.5      23.2        30.4      30.0         27.0 + 63.0 -
  Federal funds sold and securities
    purchased under agreements to resell             7.9       3.7       6.7      20.0        24.7      22.6        112.6 + 19.0 -
  Trading securities inventory                      12.8       9.3      10.3       9.5        12.0       7.6         37.7 + 10.9 +
--------------------------------------------------------------------------------------------------------------
         Total interest income                     668.7     625.0     621.3     662.4       682.1     660.6          7.0 +  0.2 +
--------------------------------------------------------------------------------------------------------------
Interest expense:
Deposits:
  Checking/Interest                                  8.8      10.3      12.2      15.2        15.9      23.8         14.0 - 14.2 -
  Savings                                           12.7      14.7      17.0      20.0        20.4      22.3         13.6 - 10.6 -
  Money market account                              55.3      42.4      51.2      70.0        74.4      51.2         30.3 +  0.3 +
  Certificates of deposit under $100,000 and
    other time                                     118.2     114.5     143.7     185.6       201.5     198.7          3.2 +  9.9 -
  Certificates of deposit $100,000 and more         18.7      15.2      19.1      31.2        38.8      48.5         22.9 + 17.4 -
Federal funds purchased and securities
  sold under agreements to repurchase               40.4      29.0      22.4      31.5        47.2      51.6         39.0 +  4.8 -
Commercial paper and other short-term borrowings    23.8      25.6       9.5       7.4         7.5       7.7          6.9 - 25.3 +
Federal Reserve Bank penalties                       1.1        .5        .7       1.0         1.3       1.6        124.2 +  6.7 -
Long-term debt                                       9.1       9.3      10.9      11.8        12.4      12.9          2.7 -  6.8 -
--------------------------------------------------------------------------------------------------------------
         Total interest expense                    288.1     261.5     286.7     373.7       419.4     418.3         10.2 +  7.2 -
--------------------------------------------------------------------------------------------------------------
Net interest income                                380.6     363.5     334.6     288.7       262.7     242.3          4.7 +  9.4 +
Provision for loan losses                           16.7      35.7      44.2      55.4        64.8      64.5         53.1 - 23.7 -
--------------------------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                        363.9     327.8     290.4     233.3       197.9     177.8         11.0 + 15.4 +
--------------------------------------------------------------------------------------------------------------
Noninterest income:
Mortgage banking                                   118.4      85.7      16.3       8.3         7.7       6.0         38.3 + 81.2 +
Bond division                                       77.5      91.5      80.3      68.6        41.7      31.8         15.3 - 19.5 +
Deposit transactions and cash management            63.2      57.4      52.9      45.3        39.2      36.6         10.1 + 11.6 +
Bank card                                           31.4      28.5      26.6      25.8        22.3      20.5         10.3 +  8.9 +
Trust services                                      28.9      26.5      23.8      21.0        18.0      16.6          9.0 + 11.8 +
Equity securities gains/(losses)                    24.2       (.5)       .3       (.7)       (1.0)      2.3      5,162.8 + 59.8 +
Debt securities gains/(losses)                      (3.6)      1.3      (1.9)      (.8)        (.9)      (.2)       381.2 - 80.0 -
All other                                           49.1      44.4      37.7      27.5        32.0      32.6         10.5 +  8.5 +
--------------------------------------------------------------------------------------------------------------
         Total noninterest income                  389.1     334.8     236.0     195.0       159.0     146.2         16.2 + 21.6 +
--------------------------------------------------------------------------------------------------------------
Adjusted gross income after
  provision for loan losses                        753.0     662.6     526.4     428.3       356.9     324.0         13.6 + 18.4 +
--------------------------------------------------------------------------------------------------------------
Noninterest expense:
Employee salaries, incentives, and benefits        294.9     265.8     198.9     168.3       144.4     144.0         10.9 + 15.4 +
Operations services                                 33.2      28.5      24.2      21.8        18.4       3.8         16.6 + 54.1 +
Occupancy                                           30.0      24.9      23.0      20.4        18.6      18.4         20.7 + 10.3 +
Communications and courier                          26.0      21.5      17.0      15.9        13.9      15.1         20.7 + 11.4 +
Equipment rentals, depreciation, and maintenance    24.6      20.3      17.0      13.6        12.5      22.5         21.4 +  1.8 +
Amortization of intangible assets                   20.7      30.8      13.7       8.9         7.9       7.0         32.9 - 24.1 +
Deposit insurance premium                           16.4      16.0      15.7      12.8         7.1       5.1          2.5 + 26.5 +
All other                                           99.9      84.1      70.3      64.3        53.5      55.7         18.9 + 12.4 +
--------------------------------------------------------------------------------------------------------------
         Total noninterest expense                 545.7     491.9     379.8     326.0       276.3     271.6         10.9 + 15.0 +
--------------------------------------------------------------------------------------------------------------
Income before income taxes                         207.3     170.7     146.6     102.3        80.6      52.4         21.5 + 31.6 +
Applicable income taxes                             61.0      64.6      56.2      27.6        21.5      12.8          5.6 - 36.6 +
--------------------------------------------------------------------------------------------------------------
Net income                                        $146.3    $106.1    $ 90.4     $74.7      $ 59.1    $ 39.6         38.0 + 29.9 +
--------------------------------------------------------------------------------------------------------------
Fully taxable equivalent adjustment               $  4.8    $  6.2    $  8.4     $10.5      $ 13.9    $ 18.0         22.5 - 23.0 -
--------------------------------------------------------------------------------------------------------------
Net income per common share                       $ 4.56    $ 3.31    $ 2.99     $2.51      $ 1.96    $ 1.32         37.8 + 28.1 +
--------------------------------------------------------------------------------------------------------------

Certain previously reported amounts have been reclassified to agree with current presentation.

SELECTED FINANCIAL DATA                                                                        FIRST TENNESSEE NATIONAL CORPORATION
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions except per share data)                            1994       1993         1992      1991      1990      1989
-----------------------------------------------------------------------------------------------------------------------------------
Summary      Interest income                                       $   668.7  $   625.0     $  621.3  $  662.4  $  682.1   $  660.6
Income       Less interest expense                                     288.1      261.5        286.7     373.7     419.4      418.3
Statements   ----------------------------------------------------------------------------------------------------------------------
             Net interest income                                       380.6      363.5        334.6     288.7     262.7      242.3
             Provision for loan losses                                  16.7       35.7         44.2      55.4      64.8       64.5
             ----------------------------------------------------------------------------------------------------------------------
             Net interest income after provision for loan losses       363.9      327.8        290.4     233.3     197.9      177.8
             Noninterest income                                        389.1      334.8        236.0     195.0     159.0      146.2
             ----------------------------------------------------------------------------------------------------------------------
             Adjusted gross income after provision for loan losses     753.0      662.6        526.4     428.3     356.9      324.0
             Noninterest expense                                       545.7      491.9        379.8     326.0     276.3      271.6
             ----------------------------------------------------------------------------------------------------------------------
             Income before income taxes                                207.3      170.7        146.6     102.3      80.6       52.4
             Applicable income taxes                                    61.0       64.6         56.2      27.6      21.5       12.8
             ----------------------------------------------------------------------------------------------------------------------
             Net income                                            $   146.3  $   106.1     $   90.4  $   74.7  $   59.1   $   39.6
-----------------------------------------------------------------------------------------------------------------------------------
Common       Net income per common share                           $    4.56  $    3.31     $   2.99  $   2.51  $   1.96   $   1.32
Stock        Cash dividends declared per common share                   1.73       1.50         1.26      1.14      1.09        .96
Data         Year-end book value per common share                      23.51      21.65        19.72     18.93     17.51      16.54
             Closing price of common stock per share:
               High                                                   47 3/4         47           38    27 5/8        18     19 7/8
               Low                                                    37 3/8     36 1/8       26 3/8    14 3/8        12     15 7/8
               Year-end                                               40 3/4     38 1/2       36 3/4    27 5/8    15 1/8     16 5/8
             Dividends/price                                         3.6-4.6%   3.2-4.2%     3.3-4.8%  4.1-7.9%  6.1-9.1%   4.8-6.0%
             Dividends/earnings                                         37.9       45.3         42.1      45.4      55.6       72.7
             Closing price/earnings                                      8.9x      11.6x        12.3x     11.0x      7.7x      12.6x
             Market capitalization                                 $ 1,298.0  $ 1,233.2     $1,169.7  $  821.2  $  449.2   $  502.6
             Average shares outstanding (thousands)                   32,114     32,031       30,220    29,716    30,114     30,103
             Period-end shares outstanding (thousands)                31,853     32,032       31,829    29,727    29,701     30,234
             Volume of shares traded (thousands)                      23,346     25,486       21,394    15,714     8,620      9,928
-----------------------------------------------------------------------------------------------------------------------------------
Selected     Total assets                                          $10,127.9  $ 9,590.9     $8,591.9  $7,891.7  $7,433.4   $7,091.0
Average      Total loans, net of unearned income*                    6,431.0    5,360.9      4,689.2   4,477.8   4,330.7    4,265.8
Balances     Investment securities                                   2,153.9    2,921.9      2,716.2   1,908.6   1,616.6    1,415.5
             Earning assets                                          8,996.0    8,608.4      7,825.0   7,201.1   6,755.3    6,328.0
             Deposits                                                7,513.1    6,984.2      6,822.8   6,354.4   5,915.6    5,636.9
             Long-term debt                                             91.7       97.5        130.3     130.8     131.6      133.4
             Shareholders' equity                                      730.3      660.3        603.5     540.1     509.1      490.7
-----------------------------------------------------------------------------------------------------------------------------------
Selected     Total assets                                          $10,522.4  $10,366.7     $9,400.6  $9,006.3  $7,721.1   $7,376.8
Period-End   Total loans, net of unearned income*                    6,717.4    6,536.7      4,890.4   4,689.3   4,481.5    4,299.6
Balances     Investment securities                                   2,093.7    2,273.1      3,118.4   2,593.1   1,696.1    1,579.3
             Earning assets                                          9,251.5    9,133.7      8,494.1   7,898.9   6,916.4    6,453.4
             Deposits                                                7,688.4    7,402.6      7,161.9   7,007.3   6,222.6    5,794.4
             Long-term debt                                             93.8       92.0        129.3     130.6     131.0      132.2
             Shareholders' equity                                      748.8      693.6        627.6     562.6     520.2      500.1
-----------------------------------------------------------------------------------------------------------------------------------
Selected     Return on average equity                                  20.04%     16.07%       14.98%    13.84%    11.61%      8.08%
Ratios       Return on average assets                                   1.45       1.11         1.05       .95       .80        .56
             Net interest margin                                        4.28       4.29         4.38      4.15      4.09       4.11
             Allowance for loan losses
                  to loans, net of unearned income*                     1.59       1.65         2.04      1.97      1.98       1.57
             Net charge-offs to average
                  loans, net of unearned income*                         .27        .54          .79      1.36      1.01       1.18
             Average equity to average assets                           7.21       6.88         7.02      6.84      6.85       6.92
             Average tangible equity to average tangible assets         5.68       5.62         6.23      6.25      6.38       6.38
             Average equity to average net loans*                      11.55      12.57        13.15     12.32     11.98      11.69
-----------------------------------------------------------------------------------------------------------------------------------
Return to    Stock appreciation                                          5.8%       4.8%        33.0%     82.6%     (9.0)%      1.5%
Shareholders Dividend yield                                              4.5        4.1          4.6       7.5       6.6        5.9
             Annual return                                              10.3        8.9         37.6      90.1      (2.4)       7.4
-----------------------------------------------------------------------------------------------------------------------------------

  * Includes mortgage warehouse loans held for sale reported on the Consolidated Statements of Condition.
The notes to consolidated financial statements should be read in conjunction with this table.

CONSOLIDATED AVERAGE                                                                                           First Tennessee
BALANCE SHEET AND                                                                                              National
RELATED YIELDS AND RATES (Unaudited)                                                                           Corporation
------------------------------------------------------------------------------------------------------------------------------
                                                                               1994                           1993
                                                                  -----------------------------   ----------------------------
                                                                             Interest   Average             Interest   Average
(Fully taxable equivalent)                                        Average     Income/   Yields/   Average    Income/   Yields/
(Dollars in millions)                                             Balance     Expense     Rates   Balance    Expense     Rates
------------------------------------------------------------------------------------------------------------------------------
Assets:
Earning assets:
Loans, net of unearned income:
  Commercial                                                     $ 2,684.0      $204.0   7.60%    $2,358.0     $172.7   7.32%
  Consumer                                                         2,055.9       164.1   7.98      1,505.5      126.2   8.38
  Mortgage warehouse loans held for sale                             583.3        42.2   7.24        480.0       34.3   7.14
  Permanent mortgage                                                 539.3        42.3   7.85        511.5       44.3   8.66
  Credit card receivables                                            432.7        56.6  13.08        396.5       51.1  12.90
  Real estate construction                                           117.3        11.4   9.71         82.0        7.3   8.92
  Nonaccrual loans                                                    18.5         1.4   7.25         27.4        1.6   5.74
------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income                          6,431.0       522.0   8.12      5,360.9      437.5   8.16
------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government agencies                 1,989.2       117.9   5.93      2,597.5      155.0   5.97
  States and municipalities                                           81.6         7.7   9.45        108.0       10.8  10.00
  Other                                                               83.1         4.7   5.72        216.4       14.4   6.67
------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                                  2,153.9       130.3   6.05      2,921.9      180.2   6.17
------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                     5.3          .2   3.88          4.3         .2   3.84
  Federal funds sold and securities purchased
    under agreements to resell                                       197.8         7.9   3.99        140.9        3.7   2.63
  Trading securities inventory                                       208.0        13.1   6.28        180.4        9.6   5.34
------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                     411.1        21.2   5.15        325.6       13.5   4.15
------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                         8,996.0       673.5   7.49      8,608.4      631.2   7.33
Allowance for loan losses                                           (110.1)                         (106.4)
Cash and due from banks                                              637.3                           555.2
Premises and equipment, net                                          143.0                           120.9
Bond division receivables and other assets                           461.7                           412.8
------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                             $10,127.9      $673.5            $9,590.9     $631.2
------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                              $   497.8      $  8.8   1.77%    $  521.7     $ 10.3   1.97%
  Savings                                                            660.5        12.7   1.92        544.4       14.7   2.70
  Money market account                                             1,735.2        55.3   3.19      1,634.2       42.4   2.60
  Certificates of deposit under $100,000 and other time            2,469.3       118.2   4.79      2,377.0      114.5   4.82
  Certificates of deposit $100,000 and more                          437.3        18.7   4.27        398.2       15.2   3.81
------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                              5,800.1       213.7   3.68      5,475.5      197.1   3.60
Federal funds purchased and securities sold
  under agreements to repurchase                                   1,042.6        40.4   3.87      1,022.5       29.0   2.84
Commercial paper and other short-term borrowings                     506.2        24.9   4.92        577.4       26.1   4.51
Long-term debt                                                        91.7         9.1   9.90         97.5        9.3   9.57
------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                           7,440.6       288.1   3.87      7,172.9      261.5   3.65
Demand deposits                                                    1,713.0                         1,508.7
Bond division payables and other liabilities                         244.0                           249.0
Shareholders' equity                                                 730.3                           660.3
------------------------------------------------------------------------------------------------------------------------------
      Total liab. and shareholders' equity / Interest expense    $10,127.9      $288.1            $9,590.9     $261.5
------------------------------------------------------------------------------------------------------------------------------
Net interest income-tax equivalent basis / Yield                                $385.4   4.28%                 $369.7   4.29%
Fully taxable equivalent adjustment                                               (4.8)                          (6.2)
------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                             $380.6                         $363.5
------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                                                      3.62%                          3.68%
Effect of interest-free sources used to fund earning assets                               .66                            .61
------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                      4.28%                          4.29%
------------------------------------------------------------------------------------------------------------------------------




















                                                                               1992                           1991
                                                                  -----------------------------   ----------------------------
                                                                             Interest   Average             Interest   Average
(Fully taxable equivalent)                                        Average     Income/   Yields/   Average    Income/   Yields/
(Dollars in millions)                                             Balance     Expense     Rates   Balance    Expense     Rates
------------------------------------------------------------------------------------------------------------------------------
Assets:
Earning assets:
Loans, net of unearned income:
  Commercial                                                      $2,256.9      $176.4   7.81%    $2,173.2     $208.1   9.58%
  Consumer                                                         1,212.3       112.6   9.29      1,073.8      114.1  10.63
  Mortgage warehouse loans held for sale                             106.7         9.2   8.59         58.6        5.5   9.34
  Permanent mortgage                                                 627.7        57.4   9.15        617.3       62.3  10.09
  Credit card receivables                                            388.1        53.2  13.72        370.4       53.0  14.31
  Real estate construction                                            58.9         6.0  10.21        123.8       13.1  10.59
  Nonaccrual loans                                                    38.6         1.3   3.36         60.7        2.1   3.39
------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income                          4,689.2       416.1   8.87      4,477.8      458.2  10.23
------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government agencies                 2,144.3       148.6   6.93      1,389.0      117.7   8.47
  States and municipalities                                          125.5        12.9  10.25        152.7       16.0  10.50
  Other                                                              446.4        32.3   7.24        366.9       27.9   7.59
------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                                  2,716.2       193.8   7.13      1,908.6      161.6   8.47
------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                    40.6         2.5   6.04        331.1       23.2   7.02
  Federal funds sold and securities purchased
    under agreements to resell                                       220.7         6.7   3.04        358.8       20.0   5.57
  Trading securities inventory                                       158.3        10.6   6.70        124.8        9.9   7.94
------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                     419.6        19.8   4.71        814.7       53.1   6.52
------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                         7,825.0       629.7   8.05      7,201.1      672.9   9.34
Allowance for loan losses                                            (99.0)                          (95.1)
Cash and due from banks                                              472.2                           434.0
Premises and equipment, net                                          112.7                           102.8
Bond division receivables and other assets                           281.0                           248.9
------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                              $8,591.9      $629.7            $7,891.7     $672.9
------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                               $  468.1      $ 12.2   2.61%      $394.1     $ 15.2   3.85%
  Savings                                                            502.3        17.0   3.39        410.7       20.0   4.87
  Money market account                                             1,551.5        51.2   3.30      1,339.7       70.0   5.22
  Certificates of deposit under $100,000 and other time            2,550.7       143.7   5.63      2,624.7      185.6   7.07
  Certificates of deposit $100,000 and more                          452.7        19.1   4.21        487.8       31.2   6.41
------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                              5,525.3       243.2   4.40      5,257.0      322.0   6.13
Federal funds purchased and securities sold
  under agreements to repurchase                                     690.2        22.4   3.25        597.8       31.5   5.28
Commercial paper and other short-term borrowings                     166.3        10.2   6.12        100.8        8.4   8.32
Long-term debt                                                       130.3        10.9   8.36        130.8       11.8   9.02
------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                           6,512.1       286.7   4.40      6,086.4      373.7   6.14
Demand deposits                                                    1,297.5                         1,097.4
Bond division payables and other liabilities                         178.8                           167.8
Shareholders' equity                                                 603.5                           540.1
------------------------------------------------------------------------------------------------------------------------------
      Total liab. and shareholders' equity / Interest expense     $8,591.9      $286.7            $7,891.7     $373.7
------------------------------------------------------------------------------------------------------------------------------
Net interest income-tax equivalent basis / Yield                                $343.0   4.38%                 $299.2   4.15%
Fully taxable equivalent adjustment                                               (8.4)                         (10.5)
------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                             $334.6                         $288.7
------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                                                      3.65%                          3.20%
Effect of interest-free sources used to fund earning assets                               .73                            .95
------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                      4.38%                          4.15%
------------------------------------------------------------------------------------------------------------------------------


                                                                               1990                           1989
                                                                  -----------------------------   ----------------------------
                                                                             Interest   Average             Interest   Average
(Fully taxable equivalent)                                        Average     Income/   Yields/   Average    Income/   Yields/
(Dollars in millions)                                             Balance     Expense     Rates   Balance    Expense     Rates
------------------------------------------------------------------------------------------------------------------------------
Assets:
Earning assets:
Loans, net of unearned income:
  Commercial                                                      $2,094.1      $225.2  10.76%    $2,120.6     $243.3  11.47%
  Consumer                                                         1,035.9       117.8  11.37        965.2      112.8  11.69
  Mortgage warehouse loans held for sale                              33.8         3.3   9.71         27.5        2.7   9.83
  Permanent mortgage                                                 571.8        58.3  10.20        567.7       56.8  10.00
  Credit card receivables                                            313.7        46.2  14.73        264.1       38.5  14.56
  Real estate construction                                           224.6        25.7  11.42        263.4       32.4  12.30
  Nonaccrual loans                                                    56.8         4.2   7.44         57.3        2.6   4.62
------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income                          4,330.7       480.7  11.10      4,265.8      489.1  11.47
------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government agencies                 1,195.4       109.0   9.11        986.3       87.6   8.88
  States and municipalities                                          189.7        20.1  10.60        240.6       25.7  10.69
  Other                                                              231.5        18.8   8.13        188.6       15.7   8.34
------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                                  1,616.6       147.9   9.15      1,415.5      129.0   9.12
------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                   358.7        30.4   8.48        312.1       30.0   9.60
  Federal funds sold and securities purchased
    under agreements to resell                                       313.9        24.7   7.85        251.2       22.6   9.01
  Trading securities inventory                                       135.4        12.3   9.07         83.4        7.9   9.48
------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                     808.0        67.4   8.34        646.7       60.5   9.36
------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                         6,755.3       696.0  10.30      6,328.0      678.6  10.72
Allowance for loan losses                                            (81.9)                          (68.1)
Cash and due from banks                                              442.9                           521.3
Premises and equipment, net                                           93.4                            91.8
Bond division receivables and other assets                           223.7                           218.0
------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                              $7,433.4      $696.0            $7,091.0     $678.6
------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                               $  376.7      $ 15.9   4.22%    $  439.4     $ 23.8   5.41%
  Savings                                                            391.4        20.4   5.20        427.4       22.3   5.21
  Money market account                                             1,145.6        74.4   6.50        829.1       51.2   6.18
  Certificates of deposit under $100,000 and other time            2,480.0       201.5   8.13      2,292.2      198.7   8.67
  Certificates of deposit $100,000 and more                          490.2        38.8   7.92        572.5       48.5   8.47
------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                              4,883.9       351.0   7.19      4,560.6      344.5   7.55
Federal funds purchased and securities sold
  under agreements to repurchase                                     631.0        47.2   7.47        601.2       51.6   8.59
Commercial paper and other short-term borrowings                      91.1         8.8   9.67         70.5        9.3  13.20
Long-term debt                                                       131.6        12.4   9.47        133.4       12.9   9.68
------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                           5,737.6       419.4   7.31      5,365.7      418.3   7.80
Demand deposits                                                    1,031.7                         1,076.3
Bond division payables and other liabilities                         155.0                           158.3
Shareholders' equity                                                 509.1                           490.7
------------------------------------------------------------------------------------------------------------------------------
      Total liab. and shareholders' equity / Interest expense     $7,433.4      $419.4            $7,091.0     $418.3
------------------------------------------------------------------------------------------------------------------------------
Net interest income-tax equivalent basis / Yield                                $276.6   4.09%                 $260.3   4.11%
Fully taxable equivalent adjustment                                              (13.9)                         (18.0)
------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                             $262.7                         $242.3
------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                                                      2.99%                          2.92%
Effect of interest-free sources used to fund earning assets                              1.10                           1.19
------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                      4.09%                          4.11%
------------------------------------------------------------------------------------------------------------------------------





















                                                                          Average Balance
                                                                          Growth Rates (%)
(Fully taxable equivalent)                                           -------------------------
(Dollars in millions)                                                 94/93           94/89
----------------------------------------------------------------------------------------------
Assets:
Earning assets:
Loans, net of unearned income:
  Commercial                                                          13.8 +            4.8 +
  Consumer                                                            36.6 +           16.3 +
  Mortgage warehouse loans held for sale                              21.5 +           84.2 +
  Permanent mortgage                                                   5.4 +            1.0 -
  Credit card receivables                                              9.1 +           10.4 +
  Real estate construction                                            43.0 +           14.9 -
  Nonaccrual loans                                                    32.5 -           20.2 -
      Total loans, net of unearned income                             20.0 +            8.6 +
Investment securities:
  U.S. Treasury and other U.S. government agencies                    23.4 -           15.1 +
  States and municipalities                                           24.4 -           19.4 -
  Other                                                               61.6 -           15.1 -
      Total investment securities                                     26.3 -            8.8 +
Other earning assets:
  Investment in bank time deposits                                    23.3 +           55.7 -
  Federal funds sold and securities purchased
    under agreements to resell                                        40.4 +            4.7 -
  Trading securities inventory                                        15.3 +           20.1 +
      Total other earning assets                                      26.3 +            8.7 -
      Total earning assets                                             4.5 +            7.3 +
Allowance for loan losses                                              3.5 +           10.1 +
Cash and due from banks                                               14.8 +            4.1 +
Premises and equipment, net                                           18.3 +            9.3 +
Bond division receivables and other assets                            11.8 +           16.2 +
      Total assets / Interest income                                   5.6 +            7.4 +
Liabilities and shareholders' equity:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                                    4.6 -            2.5 +
  Savings                                                             21.3 +            9.1 +
  Money market account                                                 6.2 +           15.9 +
  Certificates of deposit under $100,000 and other time                3.9 +            1.5 +
  Certificates of deposit $100,000 and more                            9.8 +            5.2 -
      Total interest-bearing deposits                                  5.9 +            4.9 +
Federal funds purchased and securities sold
  under agreements to repurchase                                       2.0 +           11.6 +
Commercial paper and other short-term borrowings                      12.3 -           48.3 +
Long-term debt                                                         5.9 -            7.2 -
      Total interest-bearing liabilities                               3.7 +            6.8 +
Demand deposits                                                       13.5 +            9.7 +
Bond division payables and other liabilities                           2.0 -            9.0 +
Shareholders' equity                                                  10.6 +            8.3 +
      Total liab. and shareholders' equity / Interest expense          5.6 +            7.4 +
Net interest income-tax equivalent basis / Yield
Fully taxable equivalent adjustment
Net interest income
Net interest spread
Effect of interest-free sources used to fund earning assets
Net interest margin


Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

-----------------------------------------------------------------------------------------------------------------------------------
                                                                   1994                                      1993
                                                 -----------------------------------------   --------------------------------------
                                                  Fourth      Third        Second   First     Fourth   Third      Second   First
(Dollars in millions except per share data)      Quarter     Quarter      Quarter  Quarter   Quarter  Quarter     Quarter  Quarter
-----------------------------------------------------------------------------------------------------------------------------------
Summary income information:
Interest income                                   $178.1      $170.9       $162.0     $157.7    $163.7   $156.6   $152.4   $152.3
Interest expense                                    85.5        75.3         65.9       61.4      67.4     66.0     63.8     64.3
Provision for loan losses                            4.2         4.1          2.7        5.7       8.1      9.1      9.2      9.3
Noninterest income before securities transactions   91.4        90.6         88.3       98.2     101.8     84.3     74.9     73.0
Securities gains/(losses)                          ( 2.0)         .2          7.7       14.7      ( .8)    ( .1)      .7      1.0
Noninterest expense                                128.1       128.1        141.5      148.0     149.5    121.5    113.6    107.3
Net income                                          37.1        36.7         35.7       36.8      22.9     27.3     26.0     29.9
-----------------------------------------------------------------------------------------------------------------------------------
Net income per common share                       $ 1.16      $ 1.14       $ 1.11     $ 1.15    $  .70   $  .86   $  .81   $  .94
-----------------------------------------------------------------------------------------------------------------------------------
Common stock information:
Closing price per share:
  High                                            $ 47 1/2    $ 47 3/4     $ 45 1/4   $ 39 3/4  $ 40 1/2 $ 43 1/2 $ 47     $ 43 1/4
  Low                                               39 3/4      43 1/2       37 3/4     37 3/8    36 1/4   38 7/8   37 3/4   36 1/8
  Period-end                                        40 3/4      45           43 3/4     38 1/4    38 1/2   40       40 1/2   43 1/4
-----------------------------------------------------------------------------------------------------------------------------------

During 1994, First Tennessee acquired SNMC Management Corp., Highland Capital Management Corp., Cleveland Bank and Trust Co., and Planters Bank. Each of these acquisitions was accounted for as a pooling of interests, and accordingly the results of operations of all companies are reflected on a combined basis from the earliest period presented. MNC Mortgage Corp. was acquired on October 1, 1993, and Emerald Mortgage Co. was acquired on October 1, 1994. Each was accounted for as a purchase, and therefore, the results of operations of all companies are not reflected on a combined basis prior to their respective acquisition dates.