Form 10-K, Exhibit 13
period 1995-12-31
FIRST TENNESSEE NATIONAL CORP
filed 1996-03-25
CIK 36966

EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS
====================================
OVERVIEW OF OPERATIONS
Earnings for 1995 reflect the fifth consecutive year of record earnings. Income for the year increased 12 percent to $164.9 million from $147.1 million earned in 1994. 1994 net income increased 34 percent from the $109.7 million earned in 1993 while 1993 net income increased 18 percent. Net income per share (adjusted for the 1996 two-for-one stock split) was $2.42 in 1995, up 13 percent over the $2.15 earned in 1994. In 1994, net income per share rose 33 percent from $1.61 earned in 1993. Return on average assets improved for the year ended December 31, 1995, to 1.45 percent from 1.39 percent in 1994 and
1.10 percent for 1993. Return on average equity rose to 20.04 percent in 1995 from 19.36 percent in 1994 and 16.04 percent in 1993.
         The growth in net income since 1993 was primarily the result of increases in noninterest income. Excluding securities gains in all periods, noninterest income, driven by the specialty lines of business, grew 13 percent for both 1995 and 1994, and 52 percent for 1993. Net interest income, on a fully taxable equivalent basis, declined 1 percent in 1995 from compression in the net interest margin, following a 4 percent increase in 1994 and an 8 percent increase in 1993 due to growth in earning assets in both periods. Noninterest expense decreased 2 percent during the year, after growth of 13 percent in 1994 and 37 percent in 1993. At December 31, 1995, First Tennessee had assets of $12.1 billion and shareholders' equity of $873.2 million, representing 10 percent and 13 percent growth, respectively, from year-end 1994.

ACQUISITIONS
First Tennessee completed the following acquisitions during the three years ended December 31, 1995:

===================================================================================================================
ACQUISITIONS (TABLE 1)
                                                         Servicing
                                                         Portfolio         Shares issued*           Accounting
Acquisition/location                        Date         (billions)         (thousands)             Methodology
-------------------------------------------------------------------------------------------------------------------
MORTGAGE COMPANIES:
Carl I. Brown and Company,               January 1995       $2.2                   1,731       pooling of interests
 Kansas City, Missouri
 ORIGINATION VOLUME IN
 1995: $1.8 BILLION
HomeBanc Mortgage                        July 1995          none         $7 million cash       purchase
 Corporation, Atlanta,
 Georgia
 ORIGINATION VOLUME IN
 1995: $.4 BILLION
SNMC Management                          January 1994        6.1                   3,502       pooling of interests
 Corporation, parent company
 of Sunbelt National Mortgage
 Corporation, Dallas, Texas
 (SNMC)
 ORIGINATION VOLUME IN
 1995: $2.5 BILLION
Emerald Mortgage Company,                October 1994         .4                     304       purchase
 Lynnwood, Washington
 ORIGINATION VOLUME IN
 1995: $.2 BILLION
Maryland National Mortgage               October 1993        4.4       $115 million cash       purchase
 Corporation, Baltimore,
 Maryland (MNC)
 ORIGINATION VOLUME IN
 1995: $1.7 BILLION
-------------------------------------------------------------------------------------------------------------------
                                                            Assets
                                                          (millions)
                                                          ----------
BANKS/BANK HOLDING COMPANIES:
Community Bancshares Inc.,               February 1995      $256                   2,842       pooling of interests
 parent company of Community
 First Bank, Germantown,
 Tennessee
Peoples Commercial Services              April 1995           98                     842       purchase
 Corporation, parent company
 of Peoples Bank, Senatobia,
 Mississippi (Peoples)
Financial Investment                     October 1995        349                   2,565       purchase
 Corporation, parent company
 of First National Bank of
 Springdale, Springdale,
 Arkansas (FIC)
Cleveland Bank and Trust                 March 1994          227                   2,306       pooling of interests
 Company, Cleveland,
 Tennessee
Planters Bank, Tunica,                   August 1994          61                     668       pooling of interests
 Mississippi
New South Bancorp, parent                December 1993        35                     298       pooling of interests
 company of New South Bank,
 Como, Mississippi
-------------------------------------------------------------------------------------------------------------------
                                                          Assets Under
                                                          Management
                                                          (billions)
                                                          ------------
ASSET MANAGEMENT COMPANY:
Highland Capital Management              March 1994         $2.6                     936       pooling of interests
 Corp., Memphis, Tennessee
-------------------------------------------------------------------------------------------------------------------
*Approximate number; restated for 1996 two-for-one stock split



         For all purchase transactions, noted in Table 1 - Acquisitions, the results of their operations are not included in the financial results prior to their closing date. For transactions accounted for as poolings of interests, the financial position and results of operations of all companies are reflected on a combined basis from the earliest period presented. For additional information related to acquisitions see Note 2 - Business Combinations.
         At its January meeting, First Tennessee's board of directors approved a two-for-one split of First Tennessee's common stock. On February 16, 1996, each shareholder of record on February 2, 1996, received one additional share for each share owned. As a result of the two-for-one stock split, First Tennessee's outstanding number of shares doubled from 33.6 million to 67.2 million at year-end 1995. All share and per share data have been restated to reflect this split.
         The following financial review should be read with the accompanying consolidated financial statements and accompanying notes.

INCOME STATEMENT ANALYSIS
NONINTEREST INCOME
Noninterest income, also called fee income, is a significant source of First Tennessee's revenue, contributing approximately 56 percent, 53 percent, and 50 percent in 1995, 1994, and 1993, respectively. Total noninterest income (excluding securities gains in all periods) increased 13 percent in both 1995 and 1994, compared with a 52 percent increase in 1993. Table 2 - Analysis of Noninterest Income gives detail by category for the past six years with growth rates for the one-year and the five-year periods.

MORTGAGE BANKING
Mortgage banking noninterest income consists of loan origination fees, servicing fee income, net gains from the sale of mortgage loans, and gains from the sale of mortgage servicing rights. During 1995, mortgage banking fee income increased 13 percent, and during 1994 and 1993 increased 35 percent and 314 percent, respectively. The increase in 1995 was a result of $200 million more originations, increased income from servicing fees as a result of a larger servicing portfolio, and the benefit of a new accounting rule (SFAS No. 122, "Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65" [SFAS No. 122]) related to originated servicing rights. The adoption of this rule in the second quarter, effective to the beginning of the year, enabled First Tennessee to retroactively increase first quarter revenues $5.0 million. This rule benefits First Tennessee by treating originated and purchased mortgage servicing rights equally, thus allowing First Tennessee the opportunity to retain more servicing.
         The acquisition of the mortgage companies had a significant impact on the comparability of mortgage banking income for the periods presented. MNC, as a purchase transaction, is only included in the statements of operations for the fourth quarter of 1993 and forward. SNMC, as a pooling of interests acquisition, is reflected in all periods presented. However, SNMC began operations in November 1992; therefore, only the results of two months of operations are included in that year. Excluding the effects of the items just mentioned, the growth during 1994 would have been 17 percent, and during 1993 would have been 133 percent. This growth in 1993 was primarily due to First Tennessee's participation in the refinancing activity experienced in the overall mortgage industry as interest rates declined during the year.
         Originations in 1995 were $7.2 billion compared with $7.0 billion in 1994. The mortgage servicing portfolio, which includes servicing for ourselves and others, totaled $16.7 billion at December 31, 1995, as compared with $14.2 billion at December 31, 1994. The change in the portfolio during 1995 was created primarily from additions due to originations of $7.2 billion, reductions from sales of servicing of $2.7 billion and principal reductions of $2.0 billion as a result of payments being received in the normal course of business. The change in the portfolio during 1994 was primarily from additions due to originations of $7.0 billion and acquired servicing of $.4 billion, and reductions from sales of servicing of $6.7 billion and principal reductions of $2.5 billion as a result of payments being received in the normal course of business. Gains recognized from the sale of servicing during 1995 totaled $35.4 million as compared with $83.5 million during 1994, and $23.5 million during 1993. Less servicing was sold in 1995 due to the adoption of SFAS No. 122.

BOND DIVISION
Bond division revenues increased 7 percent in 1995, following a 15 percent decrease in 1994 and a 14 percent increase in 1993. Additional volume, through expansion in the nonbank customer base, contributed to the growth in revenues during 1995. The decrease in 1994 primarily resulted from strong loan growth in community banks, one of the principal customer segments of the bond division, and a change in customer activities and product preferences because of the regulatory environment and market conditions. The increase in 1993, a record year, was a result of increased market penetration, additional products, and a favorable interest rate environment which created a higher demand for securities. Bond division revenues are obtained primarily from the sale of securities as both principal and agent. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff. Inventory is hedged to protect against movements in interest rates.

DEPOSIT TRANSACTIONS AND CASH MANAGEMENT
Noninterest income for deposit transactions and cash management results from fees charged for retail deposit products and cash management services. For 1995, fee income in this category increased 11 percent, with 3 percent growth resulting from an accounting methodology change for business accounts from cash basis to accrual basis. The remaining fee income increase was due to new product sales, an expanded customer base, and improvement in the collection process. The growth in fees collected from retail and business customers in 1995 was partially offset by the reduction in the Federal Deposit Insurance Corporation (FDIC) premium. In 1991, when the FDIC increased deposit insurance to $.23 per $100 of deposits, First Tennessee assessed only a portion of this cost to its customers. In August 1995, the FDIC voted to lower deposit insurance premiums paid by well-capitalized banks to $.04 per $100 of deposits. These fees received from customers, that have partially offset the overall cost of the deposit insurance premium, will no longer be assessed, thus reducing revenues approximately $1.0 million per quarter going forward. Deposit transactions and cash management fee income increased 10 percent and 8 percent in 1994 and 1993, respectively. The growth in 1994 reflected increased sales and the introduction of new retail deposit products and pricing changes. The 1993 increase was related to services sold to businesses and a lower earnings credit rate on corporate demand deposit accounts.

CARDHOLDER AND MERCHANT PROCESSING
Noninterest income for cardholder and merchant processing, two separate divisions related to the credit card business, increased 18 percent in 1995, 10 percent in 1994, and 7 percent in 1993. The increases experienced over the last three years primarily reflect growth in the volume of merchant transactions processed as well as the expansion of merchant services in restaurant and hotel businesses.

TRUST SERVICES
During 1995, noninterest income from this specialty line of business grew 23 percent, from $28.9 million in 1994 to $35.6 million in 1995. Growth of $4.2 million or 15 percent was a result of an accounting change from cash basis to accrual basis. The managed asset segment of the business grew appreciably in 1995. Fees from these products, including Personal Trust, Employee Benefits, and Investment Management accounts, grew 13 percent over comparable 1994 levels. Fees from Corporate Trust Services, an indenture trustee business that acts as trustee on public bond issues, declined due to significant reductions in debt issuance by municipalities. Fee growth in the managed asset segment during 1994 was 5 percent. Total trust assets, including custodial accounts, were approximately $14.9 billion at the end of 1995, compared with $12.5 billion at the end of 1994. Managed assets grew 18 percent during 1995 and reached $5.2 billion on December 31, 1995, compared with $4.4 billion at December 31, 1994.

NET SECURITIES GAINS/LOSSES
The net securities gains of $2.4 million in 1995 included $.9 million in recoveries from investments previously written down; $4.6 million realized as venture capital gains; and the write-down of $3.6 million of securities that, in the opinion of management, have been permanently impaired. In 1994, net securities gains included $7.5 million of equity securities gains related to the formation of a charitable foundation; $5.0 million of losses resulting from securities being sold in the normal course of business; $.8 million in recoveries from investments previously written down; and $16.7 million realized as venture capital gains. The net securities gains in 1993 included $1.1 million of gains resulting from securities being sold in the normal course of business, $.3 million in recoveries of held for sale securities marked to market value, and $.5 million loss realized on venture capital.

ALL OTHER NONINTEREST INCOME
All other noninterest income grew 12 percent, 10 percent, and 18 percent for the years 1995, 1994, and 1993, respectively. The largest sources of all other noninterest income were check clearing fees and other service charges. Income from check clearing fees increased 9 percent, 11 percent, and 12 percent for 1995 through 1993, respectively. This growth was primarily due to the increase in the volume of checks processed by First Express, First
Tennessee's national check clearing operation.
         Other service charges are fees generated from banking services performed, but are not directly related to deposit transactions, such as fees for money orders, travelers checks, savings bonds, safety deposit rental, mutual funds, and safekeeping. During 1995, these fees grew 5 percent following a decrease of 21 percent in 1994 and growth of 34 percent in 1993. The increase in 1993 revenues primarily related to additional sales of mutual fund products by First Tennessee employees in response to a change in customer's investment preferences. In 1994, this sales effort continued, but with a third party vendor which received a portion of the fees related to these products, thus reducing the amount of fees collected.

As previously discussed, the method of accounting for acquisitions impacts the comparability of financial statements. The growth in total noninterest income during 1995 would have been 11 percent, excluding securities gains, the purchases of Peoples and FIC, and the changes in accounting methodology from cash basis to accrual basis previously explained. The growth in 1994 would have been 6 percent, excluding MNC from 1994 and 1993 results. The growth in 1993 would have been 25 percent, excluding MNC and SNMC from the 1993 and 1992 results.

NET INTEREST INCOME
For purposes of this discussion, net interest income has been adjusted to a fully taxable equivalent basis for certain tax-exempt loans and investments included in earning assets. Earning assets, including loans, have been expressed as averages, net of unearned income.
         Earning assets increased 7 percent in 1995, 5 percent in 1994, and 10 percent in 1993 as a result of commercial and consumer loan growth during the three-year period. Total interest-bearing liabilities grew 9 percent in 1995, 4 percent in 1994, and 11 percent in 1993. Table 4 - Analysis of Changes in Net Interest Income gives volume and rate detail by category comparing 1995 to 1994 and 1994 to 1993.

=====================================================================================================
NET INTEREST INCOME AND EARNING ASSETS (TABLE 3)

                                                                Years Ended December 31
                                                                -----------------------
(Dollars in thousands)                                      1995            1994             1993
----------------------------------------------------------------------------------------------------
Investment securities                                    $ 2,161.0        $2,248.7         $3,015.3
Loans                                                      7,593.3         6,752.3          5,611.7
Other earning assets                                         340.4           405.2            326.6
----------------------------------------------------------------------------------------------------
    Total earning assets                                 $10,094.7        $9,406.2         $8,953.6
----------------------------------------------------------------------------------------------------

Net interest income - FTE                                $   395.7        $  399.3         $  382.4

Yields on earning assets excluding swaps                      8.26%           7.51%            7.34%
Impact from interest rate swaps                               (.06)           (.01)             .01
----------------------------------------------------------------------------------------------------
    Yields adjusted for swaps                                 8.20            7.50             7.35
----------------------------------------------------------------------------------------------------
Rates paid on interest-bearing
  liabilities excluding swaps                                 4.87            3.84             3.66
Impact from interest rate swaps                                .22             .09              .02
----------------------------------------------------------------------------------------------------
    Rates paid adjusted for swaps                             5.09            3.93             3.68
----------------------------------------------------------------------------------------------------
Net interest spread                                           3.11            3.57             3.67
Effect of interest-free sources                                .81             .68              .60
----------------------------------------------------------------------------------------------------
Net interest margin                                           3.92            4.25             4.27
----------------------------------------------------------------------------------------------------
Net interest margin excluding swaps                           4.16%           4.32%            4.28%
----------------------------------------------------------------------------------------------------


         The extreme interest rate movements in 1994 and the flattening of the yield curve in 1995 contributed to the decline in the net interest margin in 1995 as First Tennessee's balance sheet and off-balance sheet positions were impacted from repricing mismatches. A $1 billion basis swap, executed in May 1993 and terminated at the beginning of 1995, negatively impacted the net interest margin approximately 18 basis points in 1995 and 7 basis points in 1994, and will continue to affect the margin through May 1996 when the amortization period for the swap ends.

         The net interest margin is affected by the activity levels and related funding for First Tennessee's specialty lines of business, as these nonbank business lines typically produce different margins than traditional retail/commercial banking activities. Consequently, First Tennessee's consolidated margin cannot be readily compared to that of other bank holding companies. During 1995, mortgage banking negatively impacted the margin approximately 9 basis points because the spread between the rates on mortgage loans temporarily in the warehouse and the related short-term funding rates were significantly less than the comparable spread earned in the retail/commercial bank. The bond division also negatively impacted the margin approximately 11 basis points in 1995. First Tennessee's strategy is to hedge inventory in the cash markets, effectively eliminating net interest income on these positions. In 1994 and 1993, the margin was negatively impacted 8 basis points and 10 basis points, respectively, by mortgage banking, and 14 basis points and 13 basis points, respectively, by the bond division.
         The balance sheet was rate sensitive $518 million more assets than liabilities scheduled to reprice within one year, as shown in Table 5 - Rate Sensitivity Analysis, which is 5.0 percent of earning assets and within First
Tennessee guideline limits.   This point-in-time measurement indicates that
over the course of a year a downward movement in rates may negatively impact the net interest margin since assets will reprice faster than liabilities.
         Net interest income increased during the year due to a higher volume of average earning assets, as shown in the graph below. The results of maturities and actions taken in 1995 have led to the improvement in the net interest margin over the past quarter as also shown in the graph.

                                   [Graph]

         With First Tennessee's existing balance sheet mix and the current interest rate environment, the retail/commercial bank's margin is expected to continue to improve throughout 1996, especially once the costs associated with the basis swap end. Going forward, the consolidated margin will continue to be influenced by the activity levels in the specialty lines of business.

PROVISION FOR LOAN LOSSES
The provision for loan losses is the charge to operating earnings that management determines to be necessary to maintain the allowance for loan losses at an adequate level, and reflects management's estimate of the risk of loss inherent in the loan portfolio. The provision for loan losses was $20.6 million, $17.2 million, and $36.5 million for the years 1995, 1994, and 1993, respectively. The provision for 1994, the lowest level since 1990, shows the significant improvement in asset quality from 1993. While asset quality trends remained favorable, the provision increased in 1995 to cover the growth in the loan portfolio.

NONINTEREST EXPENSE
Noninterest expense, also called operating expense, decreased 2 percent in 1995 following increases of 13 percent in 1994 and 37 percent in 1993. Table 6 - Analysis of Noninterest Expense provides details by category for the past six years.
         A number of transactions during the periods reviewed affected the comparability of noninterest expense. One-time acquisition expenses of $5.8 million, $4.8 million, and $9.4 million were recognized in 1995, 1994, and 1992, respectively. There were no one-time acquisition expenses in 1993. During 1995, $1.4 million in expenses was recognized related to the change in accounting methodology from cash basis to accrual basis for trust services fees and deposit transactions and cash management fees. Peoples and FIC were included in the results of operations only from the dates of their acquisitions which added $4.8 million to 1995 expenses. During 1994, nonrecurring expenses included the adoption of a new accounting standard (SFAS No. 112, "Employers' Accounting for Postemployment Benefits") which increased benefits expense $2.3 million related to prior services rendered and rights vested for postemployment benefits. Also in 1994, a charitable foundation was established which increased contribution expenses $9.4 million. Total expenses increased $20.4 million in 1993 from the impact of the acquisitions of MNC and New South Bancorp. Included in the 1992 results were one-time costs of $1.6 million related to the restructuring of remote data processing centers and benefit awards. Finally, the acquisition of SNMC in 1994 added only two months of expenses in 1992 due to a November start-up date. For comparative purposes, excluding the one-time expenses and other items just discussed, the 1995 noninterest expenses still decreased 2 percent, following increases of 4 percent and 17 percent for 1994 and 1993, respectively.
         Employee compensation, incentives, and benefits (staff expense), the largest component of noninterest expense, decreased 3 percent in 1995, following increases of 13 percent and 44 percent for 1994 and 1993, respectively. Staff expense includes commissions paid in several lines of business, such as the bond division, mortgage banking, and the venture capital companies. As the revenues increase or decrease in these business lines, the commissions change accordingly. For comparative purposes, excluding the previously mentioned one-time items, the 1995 decrease in staff expense would still have been 3 percent compared with increases of 6 percent and 24 percent in 1994 and 1993, respectively. The 1995 decrease is primarily due to the benefit of operating efficiences especially in mortgage banking from consolidation synergies. The increase in 1994 was partially offset by a reduction in the mutual fund sales force in 1994. The increases in 1994 and 1993 reflect the specialty lines of business which use commission-based compensation.
         Deposit insurance premium expense decreased $7.0 million or 41 percent in 1995 following several years of stable premium expense. The premium, which had been set at $.23 per $100 of deposits since 1991 was lowered to $.04 per $100 of deposits in August 1995; and, as a result of the Bank Insurance Fund
(BIF) becoming fully capitalized, the FDIC voted in November of 1995 to reduce insurance on BIF deposits to zero as of January 1, 1996, with only adminstrative costs being assessed to the banks. Congress is currently discussing various proposals to fully capitalize the Savings Association Insurance Fund (SAIF). An assessment could potentially be charged to all institutions that have SAIF-insured deposits. The timing of the assessment could be as early as the first quarter of 1996. In management's opinion, under current proposals, the maximum pre-tax, one-time cost to First Tennessee is estimated to be approximately $6.1 million.
         All Other expense consists of many smaller expense categories such as supplies, Fed service fees, travel and entertainment, foreclosed real estate expenses, contributions, and others. During 1995, the decrease in All Other expense was 15 percent, following increases of 17 percent and 27 percent for 1994 and 1993, respectively. For comparative purposes, excluding the nonrecurring expenses previously discussed, these expenses decreased 4 percent and 2 percent for 1995 and 1994, respectively, after increasing 11 percent in 1993.

INCOME TAXES
The effective tax rate in 1995 was 34.8 percent compared with 29.2 percent in 1994 and 37.4 percent in 1993. The lower tax rate in 1994 resulted from the elimination of $7.7 million of deferred tax valuation allowance related to the acquisition of SNMC, and $2.9 million related to the establishment of a charitable foundation. Without these items, the 1994 effective tax rate would have been 34.3 percent. For further information see Note 16 - Income Taxes.

BALANCE SHEET REVIEW
At December 31, 1995, First Tennessee reported total assets of $12.1 billion compared with $10.9 billion and $10.8 billion at the end of 1994 and 1993, respectively. Average assets were $11.4 billion in 1995 compared with $10.6 billion in 1994 and $10.0 billion in 1993.

EARNING ASSETS
Investment securities and loans are the primary types of earning assets. For 1995, earning assets averaged $10.1 billion compared with $9.4 billion for 1994 and $9.0 billion for 1993. Average earning assets were 89 percent of total average assets in 1995 and 1994, and 90 percent of total average assets in 1993.

INVESTMENT SECURITIES
The investment portfolio consists principally of debt securities that First Tennessee uses as a source of income and liquidity, to balance interest rate risk with other categories of the balance sheet, and to supply securities to pledge as required collateral for certain deposits. Table 7 - Maturities of Investment Securities shows information pertaining to the composition, yields,
and maturities of the securities portfolio.   Average investment securities
peaked in 1993 at more than $3 billion, and decreased 25 percent in 1994 and 4 percent in 1995, as mortgage warehouse loans increased in 1994. Excluding the impact of purchase acquisitions in 1995, the decrease would have been 7 percent in 1995. Investment securities represented 21 percent and 24 percent of earning assets for 1995 and 1994, respectively.
         The investment portfolio is classified into two categories:
securities held to maturity and securities available for sale. Securities that management has the positive intent and ability to hold to maturity are included in the securities held to maturity (HTM) category and are carried at amortized cost. The designation of securities as available for sale (AFS) applies to all other securities that may be held for indefinite periods, including securities that may be sold in response to changes in interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs, and other similar factors. These securities are carried at their fair values with unrealized gains and losses excluded from operating results and reported, net of deferred taxes, as a component of shareholders' equity.
         During the fourth quarter of 1995, the Financial Accounting Standards Board (FASB) released a report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." As a result of this report, banks were allowed to reclassify their AFS and HTM securities before January 1, 1996, without any adverse ramifications. First Tennessee did reclassify a portion of the investment portfolio on December 1, 1995. Prior to the reclassification, the AFS portfolio was approximately 52 percent of the total investment securities portfolio; after reclassification, the AFS portfolio was approximately 96 percent of the total.
         At December 31, 1995, the securities portfolio totaled $2.1 billion of which $2.0 billion of securities were classified as AFS with an average life of
2.1 years. These securities consisted primarily of mortgage-backed securities, collateralized mortgage obligations (CMOs), U.S. Treasuries, and U.S.
government agencies. At December 31, 1995, these securities had approximately $18.2 million of net unrealized gains that resulted in an increase in book equity of approximately $10.6 million, net of $7.6 million of deferred income taxes. At December 31, 1994, the $1.2 billion of AFS securities had approximately $39.6 million of net unrealized losses that resulted in a decrease in equity of approximately $24.3 million, net of $15.3 million of deferred income taxes. The increase in the market value of this portfolio during 1995 came primarily from an improved interest rate environment.
         HTM securities totaled $74.7 million and were primarily municipal bonds at December 31, 1995, with an average life of 6.9 years. The HTM securities portfolio had a net unrealized gain at December 31, 1995 of $1.0 million. At December 31, 1994, the securities classified as HTM totaled $1.0 billion and had a net unrealized loss of $52.7 million.
         Corporate guidelines call for all securities purchased for the investment portfolio to be rated investment grade by Moody's or Standard & Poor's. Securities backed by the U.S. government and its agencies, both on a direct and indirect basis, represented approximately 92 percent of the investment portfolio at December 31, 1995.

LOANS
Loans grew 12 percent during 1995 and 20 percent during 1994. For purposes of this discussion, loans are expressed as averages, net of unearned income, unless otherwise noted. Loans represented 75 percent of earning assets in 1995 and 72 percent in 1994. Additional loan information is provided in Table 8 - Maturities of Loans and Note 4 - Loans. The purchase acquisitions of Peoples and FIC were responsible for approximately 1 percent of the total loan growth in 1995. The impact by individual loan category was similar.
         Commercial loans continued as the single largest loan category, representing 41 percent of total loans in both 1995 and 1994. During 1995, commercial loans grew 13 percent compared with 14 percent in 1994. The increase in commercial loans generally reflects the economic growth experienced in Tennessee during this period, as well as new customers and the result of cross-selling efforts to existing deposit and cash management customers.
         The consumer loan portfolio consists of real estate, automobile, student and other consumer installment loans that require periodic payments of principal and interest. The consumer loan portfolio represented 31 percent of total loans in both 1995 and 1994. During 1995, consumer loans grew 14 percent compared with 37 percent in 1994. Growth in consumer loans has primarily been due to successes with direct marketing efforts and increases in automobile loans and second mortgages. First Tennessee is active in selling second mortgages not only in Tennessee through First Tennessee Bank National Association (FTBNA) but also outside of this market through Gulf Pacific Mortgage, a division of FTBNA. Growth in real estate loans, principally secured by first and second liens on residential property, contributed significantly to the increase in the consumer loan portfolio in 1994.
         Mortgage warehouse loans held for sale are loans awaiting securitization. These loans represented approximately 9 percent of total loans in 1995 and 11 percent of total loans in 1994. The mortgage warehouse declined 8 percent during 1995 with a 53 percent increase in period-end balances between December 31, 1994, and 1995, as the majority of loan originations did not occur until the latter half of 1995. The mortgage warehouse grew 25 percent in 1994, primarily due to the purchase acquisition of MNC.
         The permanent mortgage portfolio includes certain mortgage loans, principally adjustable rate mortgages, that First Tennessee periodically
decides to retain.   During 1995, the permanent mortgage portfolio represented
9 percent of total loans compared with 8 percent in 1994. This portfolio of loans grew 18 percent in 1995 and 6 percent in 1994.
         Credit card receivables represent outstanding balances on credit card accounts. During both 1995 and 1994, credit card receivables represented

6 percent of total loans. During 1995, credit card receivables increased 11 percent compared with an increase of 9 percent in 1994. The growth was a result of increased use by consumers of debt, cross-selling opportunities, and targeted promotional campaigns.
         The real estate construction loan portfolio represented 3 percent of total loans in 1995 and 2 percent in 1994. During 1995, this loan portfolio increased $99 million or 84 percent compared with a $35 million increase or 43 percent in 1994. Growth during this period was a result of economic growth and favorable market conditions.

DEPOSITS, OTHER SOURCES OF FUNDS, AND LIQUIDITY MANAGEMENT
Core deposits are First Tennessee's primary source of funding and one of the most stable sources of liquidity for a bank. During 1995, these deposits averaged $7.6 billion and represented 75 percent of First Tennessee's earning asset funding compared with $7.3 billion and 77 percent, respectively, in 1994 and $6.8 billion and 76 percent, respectively, in 1993. Approximately two-thirds of the growth in 1995 came from growth in the depositor base as the number of households increased approximately 6 percent. The other third of the growth came from the purchases of Peoples and FIC. Interest-bearing core deposits grew 6 percent during 1995 compared with 5 percent in 1994, while noninterest-bearing demand deposits were relatively flat during 1995 and grew 13 percent in 1994. Excluding the purchase acquisitions, interest-bearing core deposits grew 5 percent and noninterest-bearing demand deposits decreased 1 percent in 1995.
         Purchased funds averaged $2.4 billion for 1995, up 11 percent, or $238 million from the previous year. Purchased funds represented 24 percent of the corporation's funding in 1995 and 23 percent in 1994. The purchase acquisitions represented $27 million or 1 percent of the growth in purchased funds in 1995.
         Term borrowings include senior and subordinated long-term debt and borrowings from the Federal Home Loan Bank with maturities greater than one year. Term borrowings increased $107 million during 1995. In November 1995, First Tennessee (the parent company) completed a $75 million subordinated debt issuance in the form of 10-year noncallable notes. The notes have a coupon of
6.75 percent.
         The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, investors, and borrowers. ALCO (Asset/Liability Committee) is responsible for managing these needs which take into account the marketability of assets, the sources and stability of funding, and the level of unfunded commitments. Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries, which represent the primary source of funds to pay dividends to shareholders and interest payments to bondholders. The amount of dividends from bank subsidiaries is subject to certain regulatory restrictions, which is presented in Note 19 - Restrictions on Dividends and Intercompany Transactions. The parent company statements are presented in Note 22 - Condensed Financial Information. The parent company also has the ability to enhance its liquidity position by raising equity or incurring debt. Under an effective shelf registration statement on file with the Securities and Exchange Commission, First Tennessee, as of December 31, 1995, may offer from time to time, at its discretion, debt securities and common and preferred stock up to $225 million. Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of First Tennessee to attract funds from various sources on a cost competitive basis. The various credit ratings are detailed in Table 9 - Credit Ratings.


=================================================================================================
CREDIT RATINGS AT DECEMBER 31, 1995 (TABLE 9)

                                           Standard                 Thomson
                                           & Poor's    Moody's      BankWatch      IBCA    Fitch
--------------------------------------------------------------------------------------------------
FIRST TENNESSEE
 Overall credit rating                                                  B
 Subordinated capital
  notes due 1999                             BBB+       Baa1                        A-
 Subordinated capital
  notes due 2005                             BBB+       Baa1                        A-       A
 Commercial paper                                                     TBW-1
--------------------------------------------------------------------------------------------------
FIRST TENNESSEE BANK NATIONAL ASSOCIATION
 Short-term/Long-term
  deposits                                  A-1/A      P-1/A1         TBW-1        A1/A
 Counterparty credit rating                   A          A1
--------------------------------------------------------------------------------------------------


CAPITAL
Total shareholders' equity at December 31, 1995, was $873.2 million, up $98.3 million, or 13 percent from the balance at the end of 1994. This followed an increase of $53.8 million, or 7 percent from year-end 1993. In both years, the increase was principally due to the retention of net income after dividends. The Consolidated Statements of Shareholders' Equity highlight the detailed changes in equity since December 31, 1993.
         Capital adequacy is an important indicator of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth, take advantage of profitable growth
opportunities, and promote depositor and investor confidence.   Overall, First
Tennessee's capital position remained strong with a ratio of average equity to assets of 7.24 percent and 7.18 percent for 1995 and 1994, respectively. The period-end equity to assets ratio improved 14 basis points from 7.09 percent at December 31, 1994, to 7.23 percent at December 31, 1995. Double leverage increased to 107.2 percent at December 31, 1995, from 99.7 percent at December 31, 1994.
         Banking industry regulators define minimum capital ratios for bank holding companies and their subsidiaries. Based on the risk-based capital rules and definitions prescribed by the banking regulators, should an institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a financial institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1, Total Capital and Leverage capital ratios must be at least 6 percent, 10 percent, and 5 percent, respectively. First Tennessee and its affiliates, on December 31, 1995, had sufficient capital to qualify as well-capitalized institutions as shown in Table 10 - Regulatory Capital.
         At December 31, 1995, book value per common share was $13.00 based on shares outstanding of approximately 67.2 million compared with $11.37 based on shares outstanding of 68.1 million at December 31, 1994. First Tennessee's shares are traded on The Nasdaq Stock Market under the symbol FTEN. The sales price ranges, earnings per share, and dividends by quarter for each of the last two years are presented in Table 16 - Summary of Quarterly Financial Information. At December 31, 1995, the closing sales price was $30.25 per share. This price was 233 percent of year-end book value per share, and the dividend yield is 3.5 percent for 1996 based on current dividends per share. The quarterly dividend was last increased at the October 24, 1995, board meeting to $.265 per share, up from $.235 per share. The two-for-one stock split, effective February 16, 1996, changed the par value of First Tennessee's common stock from $2.50 to $1.25 per share and the shares of common stock authorized doubled from 100 million to 200 million.
         At the October 1995 board of directors meeting, authority was given to management to purchase up to $60 million of First Tennessee stock to manage the capital balance between debt and equity and reduce excess equity levels. The purchase of these shares was completed prior to year-end 1995 and is expected to have a positive impact on future earnings. In total during 1995, First Tennessee purchased approximately 4.8 million shares of its common stock. Approximately 3.4 million shares were issued for acquisitions closed during the year, and approximately 438,000 shares were issued for benefit programs. The company plans to continue to purchase shares pursuant to board authority for various stock option plans, and from time to time, will evaluate the level of capital and take action designed to generate or use the capital to maximize the benefit to shareholders. During 1994, approximately 1.1 million shares were repurchased, with 304,000 shares being issued for acquisitions and 322,000 shares being issued for benefit plans. This share information has been restated for the two-for-one stock split that occurred in the first quarter of 1996.

ASSET QUALITY
First Tennessee manages asset quality through diversification in the loan portfolio and adherence to its credit policy. Management strives to identify loans experiencing difficulty early enough to correct the problems, to recognize nonperforming loans in a timely manner, to record charge-offs promptly based on realistic assessments of current collateral values and the borrower's ability to repay, and to maintain adequate reserves to cover inherent losses in the loan portfolio. First Tennessee's goal is not to avoid risk, but to manage it, and to include credit risk as part of the pricing
decision of each product.   At December 31, 1995, First Tennessee had no
concentrations of 10 percent or more of total loans in any single industry.

ALLOWANCE FOR LOAN LOSSES
Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb all estimated losses inherent in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The evaluation process to determine potential losses includes consideration of the industry, specific conditions of the individual borrower, and the general economic environment. While management uses available information to recognize potential losses on loans, future additions to the reserve may be necessary
based on changes in economic conditions.   Table 11 - Analysis of Allowance for
Loan Losses summarizes loans charged off and recoveries of loans previously charged off by loan category, and additions to the reserve which have been charged to operating expense. The allowance for loan losses is allocated according to the amount systematically estimated as necessary to provide for the inherent losses within the various categories of loans. This allocation is based primarily on previous charge-off experience adjusted for changes in the risk characteristics of each category. In addition, classified loans over $1 million are evaluated separately and a specific reserve is set based on the expected loss of the individual loan. The anticipated effect of economic conditions on loan categories is another factor used in determining the quantifying amounts. A general reserve is also maintained to supplement specific allocations. Table 12 - Loans and Foreclosed Real Estate gives a breakdown of the allowance allocation by major loan types and commercial loan grades at December 31, 1995, compared with the same period in 1994.
         The total allowance for loan losses for 1995 increased 2 percent from the 1994 and 1993 levels. The ratio of allowance for loan losses to loans, net of unearned income, was reduced to 1.39 percent at December 31, 1995, from 1.57 percent at December 31, 1994, as a result of the loan growth experienced in 1995. Excluding mortgage warehouse loans, this ratio was 1.54 percent and 1.69 percent in 1995 and 1994, respectively.

NET CHARGE-OFFS
Each lending product has, as a normal course of business, an expected level of net charge-offs based on the profit margin of that product. The level of charge-offs can vary from period to period due to the size, type, and number of individual credits; all of which may be cyclical, depending on economic conditions.
         In 1995, net charge-offs increased $2.5 million to $20.5 million at December 31. Net charge-offs were $18.0 million and $29.9 million for 1994 and 1993, respectively. The ratio of net charge-offs to total loans remained at
 .27 percent for 1995 and 1994. This ratio for 1993 was .53 percent of total loans.
         Commercial and real estate loan recoveries exceeded charge-offs by $1.0 million in 1995. This compares with net charge-offs of $2.5 million in 1994, a more normal level of charge-offs. Consumer loan net charge-offs in 1995 were $6.6 million, an increase of $1.8 million from 1994; and credit card receivables net charge-offs were $14.9 million, an increase of $4.1 million in 1995; both reflecting growth in these consumer loan portfolios and a return toward a more historical level of charge-offs.
         Asset quality levels were at their best in 1994. Going forward, in light of current expected economic conditions and trends, the absolute level of net charge-offs will continue to increase from the low levels experienced in 1994 and 1995. Despite a possible increase, management believes that during 1996 there will be no significant deterioration in the asset quality ratios.

NONPERFORMING ASSETS
Nonaccrual and restructured loans constitute nonperforming loans, and these, along with foreclosed real estate and other assets, represent nonperforming assets. Nonaccrual loans consist of those loans on which recognition of interest income was discontinued. Restructured loans generally take the form of an extension of the original repayment period and/or a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.
         Nonperforming assets decreased 17 percent in 1995 and 41 percent in 1994. Nonperforming loans increased $2.0 million, or 12 percent in 1995, compared with a decrease of $12 million or 41 percent in 1994. At December 31, 1995, foreclosed properties amounted to $11.8 million, a decrease of 39 percent from the $19.2 million of foreclosed properties reported in 1994. Nonperforming assets along with past due loans are presented in Table 14 - Nonperforming Assets. Table 15 - Changes in Nonperforming Assets, gives additional information for 1993 to 1995.

PAST DUE LOANS AND POTENTIAL PROBLEM ASSETS
Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but have not yet been put on nonaccrual status. Past due loans were $33.3 million or .4 percent of loans at December 31, 1995, a $10.0 million increase from the $23.3 million or .3 percent of loans at December 31, 1994, reflecting the overall trends in both permanent mortgage and consumer loan delinquencies, the change in the loan mix, and the return to more historical past due levels.
         Potential problem assets, which are not included in nonperforming assets, decreased to $66.6 million at December 31, 1995, from the previous year's level, and were less than 1 percent of total loans in 1995. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for loans classified substandard and doubtful.

ANALYSIS OF NONINTEREST INCOME (TABLE 2)

(Dollars in thousands)                        1995       1994       1993        1992
---------------------------------------------------------------------------------------
NONINTEREST INCOME:
 Mortgage banking                          $212,579   $187,340   $138,960    $ 33,539
 Bond division                               82,814     77,478     91,525      80,275
 Deposit transactions and cash management    70,957     64,169     58,377      53,914
 Cardholder and merchant processing          36,984     31,402     28,467      26,556
 Trust services                              35,632     28,933     26,532      23,819
 Equity securities gains/(losses)             3,195     24,251       (479)        342
 Debt securities gains/(losses)                (751)    (4,298)     1,371      (1,535)
 All other:
  Check clearing fees                        17,585     16,124     14,569      12,956
  Other service charges                       7,709      7,334      9,296       6,942
  Other                                      29,859     26,006     21,303      18,532
---------------------------------------------------------------------------------------
       Total other income                    55,153     49,464     45,168      38,430
---------------------------------------------------------------------------------------
       Total noninterest income            $496,563   $458,739   $389,921    $255,340
=======================================================================================


ANALYSIS OF NONINTEREST INCOME
                                                                     Growth rates (%)
                                                                  ---------------------
(Dollars in thousands)                       1991       1990        95/94       95/90
---------------------------------------------------------------------------------------
NONINTEREST INCOME:
 Mortgage banking                          $ 17,593   $ 19,483       13.5 +      61.3 +
 Bond division                               68,628     41,704        6.9 +      14.7 +
 Deposit transactions and cash management    46,300     40,246       10.6 +      12.0 +
 Cardholder and merchant processing          25,834     22,299       17.8 +      10.6 +
 Trust services                              20,996     17,994       23.2 +      14.6 +
 Equity securities gains/(losses)              (713)    (1,039)      86.8 -      38.4 +
 Debt securities gains/(losses)                 (47)      (932)      82.5 +       3.6 +
 All other:
  Check clearing fees                         8,879      8,610        9.1 +      15.4 +
  Other service charges                       5,539      4,936        5.1 +       9.3 +
  Other                                      13,652     19,798       14.8 +       8.6 +
--------------------------------------------------------------
       Total other income                    28,070     33,344       11.5 +      10.6 +
--------------------------------------------------------------
       Total noninterest income            $206,661   $173,099        8.2 +      23.5 +
===============================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

ANALYSIS OF CHANGES IN NET INTEREST INCOME       (Table 4)


                                                       1995 Compared to 1994                      1994 Compared to 1993
                                                    Increase/(Decrease) Due to*                 Increase/(Decrease) Due to*
(Fully taxable equivalent)                        --------------------------------            --------------------------------
(Dollars in thousands)                              Rate**   Volume**    Total                   Rate**   Volume**    Total
------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME - FTE:
Loans:
  Commercial                                      $22,727   $ 30,160   $ 52,887                $ 7,161   $ 25,836   $ 32,997
  Consumer                                         15,284     23,987     39,271                 (6,269)    44,906     38,637
  Mortgage warehouse loans held for sale            3,400     (4,664)    (1,264)                   (40)    11,117     11,077
  Permanent mortgage                                   43      7,978      8,021                 (4,344)     2,530     (1,814)
  Credit card receivables                           2,463      6,431      8,894                    735      4,722      5,457
  Real estate construction                          1,191     10,462     11,653                    697      3,379      4,076
  Nonaccrual                                          213       (162)        51                    357       (786)      (429)
------------------------------------------------                        -------                                      --------
       Total loans                                 47,800     71,713    119,513                 (2,663)    92,664     90,001
------------------------------------------------                        -------                                      --------
Investment securities:
  U.S. Treasury and other U.S.government agencies   6,728     (3,583)     3,145                 (1,288)   (36,689)   (37,977)
  States and municipalities                          (521)      (271)      (792)                  (679)    (2,347)    (3,026)
  Other                                               582     (1,627)    (1,045)                (1,410)    (7,539)    (8,949)
-------------------------------------------------                       --------                                     --------
       Total investment securities                  6,751     (5,443)     1,308                 (3,340)   (46,612)   (49,952)
-------------------------------------------------                       --------                                     --------
Other earning assets:
  Investment in bank time deposits                     79       (104)       (25)                     1         43         44
  Federal funds sold and securities
    purchased under agreements to resell            2,447     (1,532)       915                  2,297      1,589      3,886
  Broker/dealer securities inventory                1,811     (1,896)       (85)                 1,836      1,595      3,431
-------------------------------------------------                       --------                                     --------
       Total other earning assets                   4,466     (3,661)       805                  3,706      3,655      7,361
-------------------------------------------------                       --------                                     --------
       Total earning assets                        67,849     53,777    121,626                 13,635     33,775     47,410
------------------------------------------------------------------------------------------------------------------------------
       Total interest income - FTE                                     $121,626                                     $ 47,410
==============================================================================================================================
INTEREST EXPENSE:
Interest-bearing deposits:
  Checking/Interest                               $  (552)  $   (888)  $ (1,440)               $(1,055)  $   (557)  $ (1,612)
  Savings                                          (1,096)    (1,568)    (2,664)                (4,832)     2,840     (1,992)
  Money market account                             27,022      4,588     31,610                 10,147      2,807     12,954
  Certificates of deposit under $100,000 and
  other time                                       27,890     17,923     45,813                    424      4,343      4,767
  Certificates of deposit $100,000 and more         8,674      3,239     11,913                    616      1,856      2,472
-------------------------------------------------                       --------                                     --------
       Total interest-bearing deposits             69,142     16,090     85,232                  4,571     12,018     16,589
Federal funds purchased and securities
  sold under agreements to repurchase              19,623     20,820     40,443                 10,818        478     11,296
Commercial paper and other short-term borrowings    8,658    (17,502)    (8,844)                 4,661     (2,023)     2,638
Term borrowings                                      (862)     9,309      8,447                     21        (87)       (66)
-------------------------------------------------                       --------                                     --------
       Total interest-bearing liabilities          96,428     28,850    125,278                 19,025     11,432     30,457
-----------------------------------------------------------------------------------------------------------------------------
       Total interest expense                                          $125,278                                     $ 30,457
=============================================================================================================================
Net interest income - FTE                                              $ (3,652)                                    $ 16,953
=============================================================================================================================

  * The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.
 ** Variances are computed on a line-by-line basis and are non-additive.

RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1995 (TABLE 5)


                                                            Interest Sensitivity Period
                                               ---------------------------------------------------------------
                                               Within 3   After 3 Months   After 6 Months
(Dollars in millions)                           Months   Within 6 Months  Within 12 Months   Other     Total
--------------------------------------------------------------------------------------------------------------
EARNING ASSETS:
Loans                                            $4,114         $421          $  857        $2,731    $ 8,123
Investment securities                               154          133             334         1,490      2,111
Other earning assets                                250           --              --            --        250
--------------------------------------------------------------------------------------------------------------
       Total earning assets                      $4,518         $554          $1,191        $4,221    $10,484
==============================================================================================================
EARNING ASSET FUNDING:
Interest-bearing deposits                        $2,389         $673          $  577        $2,959    $ 6,598
Short-term purchased funds                        1,761           --              --            --      1,761
Term borrowings                                      21            1               3           235        260
Noninterest-bearing funds                           309          (66)            (11)        1,633      1,865
--------------------------------------------------------------------------------------------------------------
       Total earning asset funding               $4,480         $608          $  569        $4,827    $10,484
==============================================================================================================
RATE SENSITIVITY GAP:
Period                                           $   38         $(54)         $  622        $ (606)
Cumulative                                           38          (16)            606            --
---------------------------------------------------------------------------------------------------
RATE SENSITIVITY GAP ADJUSTED FOR INTEREST
 RATE FUTURES AND INTEREST RATE SWAPS:
Period                                           $ (307)        $ (1)         $  826        $ (518)
Cumulative                                         (307)        (308)            518            --
---------------------------------------------------------------------------------------------------
ADJUSTED GAP AS A PERCENT OF EARNING ASSETS:
Period                                             (2.9)%         -- %           7.9 %        (5.0)%
Cumulative                                         (2.9)        (2.9)            5.0            --
---------------------------------------------------------------------------------------------------

Interest-sensitive categories represent ranges in which assets and liabilities can be repriced, not necessarily their actual maturities. The 'Other' column amounts include assets and liabilities with interest sensitivity of more than 12 months or with indefinite repricing schedules.

ANALYSIS OF NONINTEREST EXPENSE (TABLE 6)


(Dollars in thousands)                          1995      1994        1993        1992
---------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation, incentives,
   and benefits                             $340,508   $349,769   $308,601    $214,303
Operations services                           38,798     33,679     28,705      24,252
Occupancy                                     37,867     34,102     27,673      24,738
Equipment rentals, depreciation,
   and maintenance                            31,845     29,202     22,246      17,516
Communications and courier                    29,880     30,653     24,775      18,049
Amortization of mortgage servicing rights     14,980     14,936     25,478       4,482
Legal and professional fees                   13,403     13,747     11,274      11,391
Advertising and public relations              12,972     10,678      7,987       6,165
Deposit insurance premium                      9,957     16,923     16,585      16,177
Amortization of intangible assets              8,100      6,406      5,871       9,866
All other:
  Supplies                                    11,866     11,472     10,312       6,520
  Fed service fees                             9,489      8,544      7,778       7,228
  Travel and entertainment                     8,211     10,144      8,868       5,774
  Foreclosed real estate                       4,962      3,862      1,542       4,935
  Contribution to charitable foundation           --      9,379         --          --
  Other                                       40,829     44,760     46,683      34,734
---------------------------------------------------------------------------------------
       Total other expense                    75,357     88,161     75,183      59,191
---------------------------------------------------------------------------------------
       Total noninterest expense            $613,667   $628,256   $554,378    $406,130
=======================================================================================


ANALYSIS OF NONINTEREST EXPENSE

                                                                    Growth rates (%)
                                                                  ---------------------
(Dollars in thousands)                          1991       1990      95/94      95/90
---------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation, incentives,
   and benefits                             $177,648   $154,918        2.6 -      17.1 +
Operations services                           21,860     18,517       15.2 +      15.9 +
Occupancy                                     22,036     20,542       11.0 +      13.0 +
Equipment rentals, depreciation,
   and maintenance                            13,944     12,918        9.1 +      19.8 +
Communications and courier                    16,515     14,617        2.5 -      15.4 +
Amortization of mortgage servicing rights      1,361        917         .3 +      74.8 +
Legal and professional fees                    8,348      6,621        2.5 -      15.1 +
Advertising and public relations               4,941      4,499       21.5 +      23.6 +
Deposit insurance premium                     13,373      7,597       41.2 -       5.6 +
Amortization of intangible assets              7,711      7,075       26.4 +       2.7 +
All other:
  Supplies                                     5,752      5,808        3.4 +      15.4 +
  Fed service fees                             5,311      4,960       11.1 +      13.9 +
  Travel and entertainment                     4,898      5,161       19.1 -       9.7 +
  Foreclosed real estate                       7,449      3,048       28.5 +      10.2 +
  Contribution to charitable foundation           --         --         --          --
  Other                                       32,563     28,553        8.8 -       7.4 +
---------------------------------------------------------------
       Total other expense                    55,973     47,530       14.5 -       9.7 +
---------------------------------------------------------------
       Total noninterest expense            $343,710   $295,751        2.3 -      15.7 +
===============================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

MATURITIES OF INVESTMENT SECURITIES AT DECEMBER 31, 1995 (AMORTIZED COST) (TABLE 7)



                                                                        After 1 Year        After 5 Years
                                                    Within 1 Year      Within 5 Years      Within 10 Years       After 10 Years
                                                   ---------------   ------------------   ----------------     -----------------
Dollars in thousands)                              Amount    Yield    Amount      Yield    Amount   Yield      Amount       Yield
-----------------------------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
States and municipalities**                        $  9,493  8.97%   $ 18,944     8.22 %  $ 20,274  8.37 %    $   26,020     9.19 %
-----------------------------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE FOR SALE:
Mortgage-backed securities and collateralized
   mortgage obligations*                           $  2,516  6.08%   $101,427     6.36 %  $310,075  6.18 %    $1,233,896     6.45 %
U.S. Treasury and other U.S. government agencies    112,533  5.37     145,233     6.34      12,270  6.65           1,224     7.52
States and municipalities**                           1,889  7.19       9,271     9.05      16,285  8.92             602     8.94
Other                                                   498  9.01      15,474     7.10       1,394  9.39          53,927***  6.14
----------------------------------------------------------------------------------------------------------------------------------
       Total                                       $117,436  5.43%   $271,405     6.48 %  $340,024  6.34 %    $1,289,649     6.44 %
==================================================================================================================================

  * Includes $1,646.1 million of government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 2.2 years.
 ** Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis using a tax rate of 35 percent.
*** Represents equity securities with no stated maturity.

MATURITIES OF LOANS AT DECEMBER 31, 1995 (TABLE 8)


                                                                 After 1 Year
(Dollars in thousands)                          Within 1 Year   Within 5 Years  After 5 Years     Total
----------------------------------------------------------------------------------------------------------
Commercial                                        $2,217,072     $  960,715       $  153,142    $3,330,929
Consumer                                              96,233      1,270,674        1,158,982     2,525,889
Credit card receivables                              529,104             --               --       529,104
Real estate construction                             172,950         56,223            9,690       238,863
Permanent mortgage                                    80,753         75,634          533,071       689,458
Nonaccrual                                             8,547          7,286            3,207        19,040
----------------------------------------------------------------------------------------------------------
       Total loans, net of unearned income*       $3,104,659     $2,370,532       $1,858,092    $7,333,283
==========================================================================================================
For maturities over one year:
  Interest rates - floating                                      $  762,474       $  469,911    $1,232,385
  Interest rates - fixed                                          1,608,058        1,388,181     2,996,239
----------------------------------------------------------------------------------------------------------
       Total                                                     $2,370,532       $1,858,092    $4,228,624
==========================================================================================================

* Excludes $789.2 million of mortgage warehouse loans held for sale with maturities greater than 5 years. These loans are sold within one year of origination.

REGULATORY CAPITAL AT DECEMBER 31, 1995 (Table 10)


                                                                                                       Peoples
(Dollars in thousands)                                First Tennessee (1)   FTBNA (2)     CBT (3)    and Union (4)
------------------------------------------------------------------------------------------------------------------
CAPITAL:
Tier 1 capital:
     Shareholders' common equity                          $   873,224    $   790,003     $ 25,224    $ 15,221
     Disallowed intangibles                                   (98,933)       (69,669)          --          --
     Adjust for unrealized (gains)/losses on
          available for sale securities                       (10,582)        (8,303)        (968)       (119)
------------------------------------------------------------------------------------------------------------------
          Total Tier 1 capital                                763,709        712,031       24,256      15,102
------------------------------------------------------------------------------------------------------------------
Tier 2 capital:
     Qualifying debt                                          148,969         75,000           --          --
     Qualifying allowance for loan losses                     111,325        104,279        1,881         864
------------------------------------------------------------------------------------------------------------------
          Total Tier 2 capital                                260,294        179,279        1,881         864
------------------------------------------------------------------------------------------------------------------
          Total capital                                   $ 1,024,003    $   891,310     $ 26,137    $ 15,966
==================================================================================================================
Risk-adjusted assets                                      $ 8,904,769    $ 8,341,667     $149,266    $ 69,027
Quarterly average assets*                                  11,984,206     11,042,163      240,657     122,127
------------------------------------------------------------------------------------------------------------------
RATIOS:
Tier 1 capital to risk-adjusted assets                           8.58 %         8.54 %      16.25 %     21.88 %
Tier 2 capital to risk-adjusted assets                           2.92           2.15         1.26        1.25
------------------------------------------------------------------------------------------------------------------
Total capital to risk-adjusted assets                           11.50 %        10.69 %      17.51 %     23.13 %
==================================================================================================================
Leverage - Tier 1 capital to
   adjusted quarterly average assets
    less disallowed intangibles                                  6.43 %         6.49 %      10.08 %     12.37 %
------------------------------------------------------------------------------------------------------------------

                                                                                          Peoples       FNB
(Dollars in thousands)                                     Planters (5)    FTBNA-MS (6)   Bank (7)  Springdale (8)
------------------------------------------------------------------------------------------------------------------
CAPITAL:
Tier 1 capital:
     Shareholders' common equity                          $     6,639    $     6,878     $ 17,996    $ 50,006
     Disallowed intangibles                                        --           (665)      (8,885)    (23,099)
     Adjust for unrealized (gains)/losses on
          available for sale securities                            23            (88)        (416)       (494)
------------------------------------------------------------------------------------------------------------------
          Total Tier 1 capital                                  6,662          6,125        8,695      26,413
------------------------------------------------------------------------------------------------------------------
Tier 2 capital:
     Qualifying debt                                               --             --           --          --
     Qualifying allowance for loan losses                         394            345          625       1,520
------------------------------------------------------------------------------------------------------------------
          Total Tier 2 capital                                    394            345          625       1,520
------------------------------------------------------------------------------------------------------------------
          Total capital                                   $     7,056    $     6,470     $  9,320    $ 27,933
==================================================================================================================
Risk-adjusted assets                                      $    30,968    $    39,331     $ 49,750    $184,161
Quarterly average assets*                                      58,886         61,895      103,576     356,629
------------------------------------------------------------------------------------------------------------------
RATIOS:
Tier 1 capital to risk-adjusted assets                          21.51 %        15.57 %      17.48 %     14.34 %
Tier 2 capital to risk-adjusted assets                           1.27            .88         1.25         .83
------------------------------------------------------------------------------------------------------------------
Total capital to risk-adjusted assets                           22.78 %        16.45 %      18.73 %     15.17 %
==================================================================================================================
Leverage - Tier 1 capital to
   adjusted quarterly average assets
    less disallowed intangibles                                 11.31 %        10.00 %       9.18 %      7.92 %
------------------------------------------------------------------------------------------------------------------


  * Adjusted for unrealized (gains)/losses on available for sale securities.
(1) First Tennessee National Corporation
(2) First Tennessee Bank National Association
(3) Cleveland Bank and Trust Company
(4) Peoples and Union Bank
(5) Planters Bank
(6) First Tennessee Bank National Association Mississippi
(7) Peoples Bank of Senatobia
(8) First National Bank of Springdale
Based on regulatory guidelines.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES (TABLE 11)


(Dollars in thousands)                  1995            1994          1993          1992             1991           1990
--------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
Beginning balance                   $  109,859   $   110,720    $  103,223   $    97,550      $    93,187    $    70,374
Provision for loan losses               20,592        17,182        36,461        45,248           60,694         71,156
Allowance from acquisitions              2,632            --           971            --            9,327             --
Charge-offs:
  Commercial                             5,614         6,458        16,905        20,597           34,589         28,278
  Consumer                              12,373         9,180         8,909        10,524           14,614         12,905
  Credit card receivables               16,874        12,674        13,357        17,013           16,913         11,510
  Real estate construction                  44            --         2,320           173            6,888          6,214
  Permanent mortgage                       326           884         1,170         2,339            2,546          1,756
--------------------------------------------------------------------------------------------------------------------------
       Total charge-offs                35,231        29,196        42,661        50,646           75,550         60,663
--------------------------------------------------------------------------------------------------------------------------
Recoveries:
  Commercial                             6,728         4,001         6,266         5,833            5,481          8,321
  Consumer                               5,732         4,415         3,590         2,759            2,921          2,552
  Credit card receivables                2,022         1,890         2,262         1,985            1,278          1,141
  Real estate construction                  59           373           159           215              150            286
  Permanent mortgage                       174           474           449           279               62             20
--------------------------------------------------------------------------------------------------------------------------
       Total recoveries                 14,715        11,153        12,726        11,071            9,892         12,320
--------------------------------------------------------------------------------------------------------------------------
       Net charge-offs                  20,516        18,043        29,935        39,575           65,658         48,343
--------------------------------------------------------------------------------------------------------------------------
Ending balance                      $  112,567   $   109,859    $  110,720   $   103,223      $    97,550    $    93,187
==========================================================================================================================
LOANS, OUTSTANDING AT DECEMBER 31*  $8,122,466   $ 7,013,449    $6,823,566   $ 5,105,048      $ 4,870,568    $ 4,677,996
--------------------------------------------------------------------------------------------------------------------------
AVERAGE LOANS, OUTSTANDING
   DURING THE YEAR*                 $7,593,272   $ 6,752,290    $5,611,668   $ 4,887,215      $ 4,666,672    $ 4,542,714
--------------------------------------------------------------------------------------------------------------------------
RATIOS* :
Allowance to loans                        1.39 %        1.57 %        1.62 %        2.02 %           2.00 %         1.99 %
Net charge-offs to average loans           .27           .27           .53           .81             1.41           1.06
Net charge-offs to allowance              18.2          16.4          27.0          38.3             67.3           51.9
--------------------------------------------------------------------------------------------------------------------------

* Net of unearned income.

LOANS AND FORECLOSED REAL ESTATE AT DECEMBER 31 (TABLE 12)


                                                                        1995                                         1994
                                      ----------------------------------------------------------------------  --------------------
                                                            Construction                          Allowance              Allowance
                                                                and        Commercial             For Loan               For Loan
(Dollars in millions)                        Commercial     Development    Real Estate    TOTAL    Losses      Total      Losses
----------------------------------------------------------------------------------------------------------------------------------
Internal grades:
   A                                           $  256          $ --           $  3        $  259    $ --     $  210       $ --
   B                                              415            18             60           493       1        402          1
   C                                            2,009           172            477         2,658      27      2,361         27
   D                                               60             1             13            74       5         75          7
   E                                               24            --              9            33       3         27          4
   F                                               27             1              2            30       7         41          9
----------------------------------------------------------------------------------------------------------------------------------
                                                2,791           192            564         3,547      43      3,116         48
Impaired loans:
   Contractually past due                           5             2              1             8       2         --         --
   Contractually current                            1            --              3             4       1         --         --
Nonaccrual loans:
   Contractually past due                           1            --             --             1      --          6          2
   Contractually current                           --            --             --            --      --          4          2
----------------------------------------------------------------------------------------------------------------------------------
   Total commercial and
        commercial real estate loans           $2,798          $194           $568        $3,560    $ 46     $3,126       $ 52
----------------------------------------------------------------------------------------------------------------------------------
Retail:
  Consumer                                                                                 2,526      21      2,263         20
  Credit card                                                                                529      21        475         19
  Permanent mortgages                                                                        689       4        591          2
  Mortgage warehouse loans held for sale                                                     789      --        515         --
  Mortgage banking nonaccrual loans                                                            6       1          6          1
----------------------------------------------------------------------------------------------------------------------------------
   Total retail loans                                                                      4,539      47      3,850         42
----------------------------------------------------------------------------------------------------------------------------------
Other/Unfunded commitments                                                                    23       3         37          3
General reserve                                                                               --      17         --         13
----------------------------------------------------------------------------------------------------------------------------------
    Total loans, net of unearned income                                                   $8,122    $113     $7,013       $110
==================================================================================================================================
Foreclosed real estate:
  Foreclosed property                          $    1          $  8           $  2        $   11             $   14
  Foreclosed property - mortgage banking                                                       1                  5
----------------------------------------------------------------------------------------------------------------------------------
    Total foreclosed real estate                                                          $   12             $   19
==================================================================================================================================

All amounts in the Allowance for Loan Losses columns have been rounded to the nearest million dollars. Grade A Loans have reserve amounts of less than $500,000.

Definitions of each credit grade are provided below:
*GRADE A -- Established, stable companies with excellent earnings, liquidity, and capital. Possess many of the same characteristics as Standard & Poor's (S&P) AA rated companies.
*GRADE B -- Established, stable companies with good earnings, liquidity, and capital. Possess many of the same characteristics as S&P A rated companies.
*GRADE C -- Established, stable companies with satisfactory earnings, liquidity, and capital and with consistent, positive trends relative to industry norms.
*GRADE D -- Financial condition adversely affected by temporary lack of earnings or liquidity or changes in the operating environment. An action plan is required to rehabilitate the credit or have it refinanced elsewhere.
*GRADE E -- Significant developing weaknesses or adverse trends in earnings, liquidity, capital, or operating environment. No discernable market for refinancing is available.
*GRADE F -- Significantly higher than normal probability that: (1) legal action or liquidation of collateral is required; (2) there will be a loss; or (3) both will occur. This grade is believed to be substantially equivalent to the regulators' classifications of substandard and doubtful.
*IMPAIRED - A loan for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected. *NONACCRUAL -- A loan that is placed on nonaccrual status is not included in any of these six grades, but is placed in a separate nonaccrual category. Commercial and real estate loans are placed on nonaccrual status automatically once they become 90 days or more past due.

Based on internal loan classifications.

NET CHARGE-OFFS AS A PERCENT OF AVERAGE LOANS (TABLE 13)



Net of unearned income                    1995    1994
--------------------------------------------------------
Commercial and commercial real estate     (.03) %  .07%
Consumer                                   .28     .23
Credit card receivables                   3.09    2.49
Permanent mortgage                         .02     .07
--------------------------------------------------------

NONPERFORMING ASSETS AT DECEMBER 31 (TABLE 14)


(Dollars in thousands)                                                   1995               1994            1993
--------------------------------------------------------------------------------------------------------------------
AMOUNTS:
Impaired loans*                                                        $  11,865
Other nonaccrual loans                                                     7,175
---------------------------------------------------------------------------------------------------------------------
       Total nonaccrual loans                                             19,040        $  16,853       $  27,599
Restructured loans                                                            --              158           1,195
---------------------------------------------------------------------------------------------------------------------
       Total nonperforming loans                                          19,040           17,011          28,794
Foreclosed real estate                                                    11,794           19,215          35,048
Other assets                                                               1,022            2,055           1,292
---------------------------------------------------------------------------------------------------------------------
       Total nonperforming assets                                      $  31,856        $  38,281       $  65,134
=====================================================================================================================
Non-government guaranteed past due loans**                             $  21,942        $  13,297       $  13,634
Government guaranteed past due loans**                                    11,331           10,030          11,560
Past due loans**
---------------------------------------------------------------------------------------------------------------------
RATIOS***:
Nonperforming loans to total loans                                           .23 %            .24 %           .42 %
Nonperforming assets to total loans
  plus foreclosed real estate and other assets                               .39              .54             .95
Nonperforming assets and non-government guaranteed past due loans
  to total loans plus foreclosed real estate and other assets****            .66              .73            1.15
---------------------------------------------------------------------------------------------------------------------

(Dollars in thousands)                                                     1992             1991            1990
---------------------------------------------------------------------------------------------------------------------
AMOUNTS:
Impaired loans*
Other nonaccrual loans
---------------------------------------------------------------------------------------------------------------------
       Total nonaccrual loans                                          $  32,761        $  50,729       $  73,701
Restructured loans                                                         2,493            4,526           1,128
---------------------------------------------------------------------------------------------------------------------
       Total nonperforming loans                                          35,254           55,255          74,829
Foreclosed real estate                                                    29,690           45,816          34,101
Other assets                                                               1,292              723             109
---------------------------------------------------------------------------------------------------------------------
       Total nonperforming assets                                      $  66,236        $ 101,794       $ 109,039
=====================================================================================================================
Non-government guaranteed past due loans**                             $  15,000
Government guaranteed past due loans**                                     8,906
Past due loans**                                                                        $  23,758       $  19,732
---------------------------------------------------------------------------------------------------------------------
RATIOS***:
Nonperforming loans to total loans                                           .69 %           1.13 %          1.60 %
Nonperforming assets to total loans
  plus foreclosed real estate and other assets                              1.29             2.07            2.31
Nonperforming assets and non-government guaranteed past due loans
  to total loans plus foreclosed real estate and other assets****           1.58
--------------------------------------------------------------------------------------------------------------------

   * Includes $303,000 of restructured loans.
  ** Loans that are 90 days or more past due as to principal and/or interest and not yet impaired or on nonaccrual status. Detail on government guaranteed and non-government guaranteed past due loans is unavailable for years prior to 1992.
 *** Total loans are expressed net of unearned income.
**** Not available for years prior to 1992.

CHANGES IN NONPERFORMING ASSETS (TABLE 15)


(Dollars in millions)              1995      1994      1993
-----------------------------------------------------------
Beginning balance               $  38.3    $ 65.1   $  67.6
New nonperformers                  23.5      18.0      22.4
Acquisitions                        1.1        --      22.8
Return to accrual                   (.2)     (2.0)     (3.4)
Payments                          (26.0)    (37.5)    (31.0)
Charge-offs                        (4.8)     (5.3)    (13.2)
Market writedowns                    --        --       (.1)
------------------------------------------------------------
Ending balance                  $  31.9    $ 38.3   $  65.1
============================================================

SUMMARY OF QUARTERLY FINANCIAL INFORMATION (TABLE 16)


                                                              1995                                       1994
                                            ---------------------------------------     -----------------------------------------
                                            FOURTH     THIRD       SECOND     FIRST     Fourth    Third     Second      First
(Dollars in millions except per share data) QUARTER   QUARTER      QUARTER   QUARTER    Quarter   Quarter   Quarter    Quarter
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY INCOME INFORMATION:
Interest income                             $216.8     $211.5      $202.8    $191.4     $185.6    $179.0    $170.2     $166.3
Interest expense                             112.4      112.9       107.4      99.1       90.0      79.7      70.7       66.2
Provision for loan losses                      7.3        5.9         3.2       4.2        4.3       4.2       2.9        5.8
Noninterest income before
   securities transactions                   139.2      126.4       114.8     113.7      102.0     105.5     110.4      120.9
Securities gains/(losses)                      1.9         --          --        .5       (2.7)       .2       7.7       14.7
Noninterest expense                          169.1      151.1       145.5     147.9      147.8     145.5     165.4      169.5
Net income                                    45.7       43.8        40.8      34.6       32.9      37.6      36.8       39.8
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                 $  .67     $  .65      $  .60    $  .50     $  .48    $  .56    $  .53     $  .58
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION:
Closing price per share:
  High                                      $ 30 7/8   $ 27 13/16  $ 23 1/8  $ 21 1/2   $ 23 3/4  $ 23 7/8  $ 22 5/8   $ 19 7/8
  Low                                         26 3/4     23 1/8      20 5/8    19 5/8     19 7/8    21 3/4    18 7/8     18 11/16
  Period-end                                  30 1/4     27 3/4      23 1/8    20 7/8     20 3/8    22 1/2    21 7/8     19 1/8
Dividends declared per share                   .265       .235        .235      .235       .235      .21       .21        .21
---------------------------------------------------------------------------------------------------------------------------------

Per share data reflects the 1996 two-for-one stock split.

GRAPH TITLE:              1995 Net Interest Income and
                          Net Interest Margin

NARRATIVE DESCRIPTION:    This is a combination line and bar graph with the
                          x-axis representing 1995 quarterly periods and the left y-axis representing ranges from $0 to $105.8 million and the right y-axis ranges from 0 percent to
                          4.00 percent. The bars represent the fully taxable equivalent of the net interest income in dollars and the line represents the net interest margin percent.
                          The bars begin in the first quarter of 1995 at $93.5 million and increase to $105.8 million in the fourth quarter of 1995. The net interest margin line begins in the first quarter of 1995 at 3.92 percent, decreases to 3.91 percent in the second quarter, decreases to 3.85 percent in the third quarter and finally increases to 4.00 percent in the fourth quarter of 1995.


DATA POINTS:                   1995          NET           NET
                            QUARTERLY     INTEREST      INTEREST
                              PERIOD       INCOME        MARGIN
                                        (in millions)
                            ----------  -------------   ---------
                             FIRST          $ 93.5         3.92
                             SECOND           96.6         3.91
                             THIRD            99.8         3.85
                             FOURTH          105.8         4.00

GLOSSARY

ALLOWANCE FOR LOAN LOSSES--Valuation reserve representing the amount considered by management to be adequate to cover estimated losses inherent in the loan portfolio.

BASIS POINT--The equivalent of one-hundredth of one percent (0.01). One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

BASIS RISK--Refers to changes in the relationship between various interest rate segments (e.g. the difference between the Prime and Fed Funds Rates).

BOOK VALUE PER SHARE--A ratio determined by dividing assets, net of liabilities, at the end of a period by the number of common shares outstanding at the end of that period.

CHARGE-OFFS--The amount charged against the allowance for loan losses to reduce specific loans to their collectible amount.

CLASSIFIED LOAN--A loan that has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. Included in this category are grade F performing and nonperforming loans. In compliance with the standards established by the Office of the Comptroller of the Currency
(OCC) these loans are classified as substandard, doubtful, and loss depending on the severity of the loan's deterioration.

COMMERCIAL AND STANDBY LETTERS OF CREDIT--Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

COMMITMENT TO EXTEND CREDIT--Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiry, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

CORE DEPOSITS--Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

DERIVATIVE FINANCIAL INSTRUMENT--Futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics, such as interest rate caps or floors, or fixed-rate loan commitments.

DIVIDEND PAYOUT RATIO--Cash dividends per share paid as a percent of net income per share.

DOUBLE LEVERAGE RATIO--A ratio that measures the degree to which parent company debt supports investments in subsidiaries. It is calculated by dividing the parent company's investment in subsidiaries by total consolidated equity.

EARNING ASSETS--Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

EARNINGS PER SHARE--Net income, divided by the average number of common shares outstanding in the period.

FEDERAL FUNDS SOLD/PURCHASED--Excess balances of depository institutions which are loaned to each other, generally on an overnight basis.

FULLY TAXABLE-EQUIVALENT INCOME (FTE)--Income which has been adjusted by increasing tax-exempt income to a level that would yield the same after-tax income had that income been subject to taxation.

HEDGE--An instrument used to reduce risk by entering into a transaction which offsets existing or anticipating exposures to changes in interest rates.

INTEREST FREE SOURCES--Noninterest bearing liabilities (such as demand deposits, other liabilities, and shareholders' equity) net of nonearning assets (such as cash, fixed assets, and other assets).

INTEREST RATE CAPS AND FLOORS--Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper "capped" level or falls below a fixed lower "floor" level on specified future dates.

INTEREST RATE FORWARD AND FUTURES CONTRACTS--Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery. These obligations are generally short term in nature.

INTEREST RATE OPTION (OPTIONS)--A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from the writer (seller) of the option.

INTEREST RATE SENSITIVITY--The relationship of changes in interest income and interest expense to fluctuations in interest rates over a defined period of time.

INTEREST RATE SWAP (SWAP)--An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed upon notional principal amount with at least one stream based on a floating rate index.

INTEREST SENSITIVITY GAP--The difference between interest-rate sensitive assets and interest-rate sensitive liabilities over a designated time period. A net asset position is the amount by which interest-rate sensitive assets exceed interest-rate sensitive liabilities. An excess of liabilities would represent

LEVERAGE RATIO -- Tier 1 capital divided by quarterly average assets excluding the adjustment for available for sale securities unrealized gains or losses, goodwill, and certain other intangible assets.

LIQUIDITY -- The ability of a corporation to generate adequate funds to meet its cash flow requirements. It is measured by the ability to quickly convert assets into cash with minimal exposure to interest rate risk, by the size and stability of the core deposit base, and by additional borrowing capacity within the money markets.

MORTGAGE LOANS SOLD WITH RECOURSE -- Mortgages sold with an agreement to repurchase any loans upon default.

MORTGAGE SERVICING RIGHTS -- The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

NET INTEREST INCOME (NII) -- Interest income less interest expense.

NET INTEREST MARGIN -- A measurement of how effectively the bank utilizes its earning assets in relationship to the interest cost of funding them. It is computed by dividing fully taxable-equivalent net interest income by average interest earning assets.

NET INTEREST SPREAD -- The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

NONACCRUAL LOANS -- Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

NONPERFORMING ASSETS -- Interest earning assets on which interest income is not being accrued, restructured loans on which interest rates or terms of repayment have been materially revised, real estate properties acquired through foreclosure, and repossessed assets.

NOTIONAL PRINCIPAL AMOUNT -- An amount on which interest rate swaps and interest rate options, caps and floors payments are based. The "notional amount" is not paid or received.

OPERATING MARGIN (ALSO CALLED RETURN ON REVENUE - ROR) -- A measure of profitability that indicates operational efficiency and productivity. It is calculated by dividing the fully taxable equivalent pre-tax profit before loan loss provision by the fully taxable equivalent net interest income plus noninterest income.

PRICE/EARNINGS RATIO -- The relationship of the market price of a share of common stock to the earnings per share of the stock, expressed as a multiple.

PROVISION FOR LOAN LOSSES -- The periodic charge to earnings for potential losses in the loan portfolio.

PURCHASED FUNDS -- The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, commercial paper, and other short-term borrowings.

RECOVERIES -- The amount added to the allowance for loan losses when funds are received on a loan which was previously charged off.

RESTRUCTURED LOANS -- The institution, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider.

RETURN ON AVERAGE ASSETS (ROA) -- A measure of profitability that indicates how effectively an institution utilized its assets. It is calculated by dividing annualized net income by total average assets.

RETURN ON AVERAGE EQUITY (ROE) -- A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income by total average shareholders' equity.

REVENUE -- The sum of net interest income and noninterest income. For some comparisons, securities gains/losses are excluded.

RISK-ADJUSTED ASSETS -- A regulatory risk-based capital measure for assessing capital adequacy that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet instruments.

RISK-BASED CAPITAL RATIOS -- Regulatory ratios of capital to assets, including assets not reflected on the balance sheet, which have been adjusted to reflect the risk profile of such assets. TIER 1 CAPITAL ratio consists of shareholders' equity before any adjustments for available for sale securities unrealized gains (losses) reduced by goodwill and certain other intangible assets divided by risk-adjusted assets, while TOTAL CAPITAL ratio is Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

SECURITIES AVAILABLE FOR SALE -- Investment Securities that will be held for indefinite periods of time and which may be sold as part of the bank's asset/liability strategy.

SECURITIES HELD TO MATURITY -- Investment securities that the bank has the ability and the intent to hold until maturity.

WATCH LIST LOANS -- Identified loans graded D and E requiring a closer level of monitoring due to some of the following circumstances: impact of negative economic conditions; changes in company ownership; underwriting exceptions; and reduction in the value of collateral.

CONSOLIDATED STATEMENTS OF CONDITION                           First Tennessee National Corporation
-----------------------------------------------------------------------------------------------------
                                                                                   December 31
                                                                          ---------------------------
(Dollars in thousands)                                                         1995           1994
-----------------------------------------------------------------------------------------------------
ASSETS:
Cash and due from banks                                                   $   710,870   $   724,828
Federal funds sold and securities purchased under
   agreements to resell                                                        64,978       253,124
-----------------------------------------------------------------------------------------------------
               Total cash and cash equivalents                                775,848       977,952
-----------------------------------------------------------------------------------------------------
Investment in bank time deposits                                                2,119         2,534
Broker/dealer securities inventory                                            182,655       170,031
Securities available for sale                                               2,036,668     1,166,738
Securities held to maturity (market value of $75,750 at
   December 31, 1995, and $951,444 at December 31,1994)                        74,731     1,004,177
Loans, net of unearned income                                               8,122,466     7,013,449
       Less:  Allowance for loan losses                                       112,567       109,859
-----------------------------------------------------------------------------------------------------
               Total net loans                                              8,009,899     6,903,590
-----------------------------------------------------------------------------------------------------
Premises and equipment, net                                                   177,400       159,036
Real estate acquired by foreclosure                                            11,794        19,215
Intangible assets                                                             128,985        91,725
Mortgage servicing rights                                                     149,220        72,722
Bond division receivables and other assets                                    527,563       365,229
-----------------------------------------------------------------------------------------------------
               TOTAL ASSETS                                               $12,076,882   $10,932,949
=====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
  Demand                                                                  $ 1,983,994   $ 1,733,336
  Checking/Interest                                                           103,860       508,741
  Savings                                                                     592,320       605,388
  Money market account                                                      2,499,817     1,819,825
  Certificates of deposit under $100,000 and other time                     2,882,094     2,771,012
  Certificates of deposit $100,000 and more                                   520,112       442,004
-----------------------------------------------------------------------------------------------------
               Total deposits                                               8,582,197     7,880,306
-----------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under
  agreements to repurchase                                                  1,674,225     1,457,517
Commercial paper and other short-term borrowings                               86,520       352,522
Bond division payables and other liabilities                                  600,699       353,928
Term borrowings                                                               260,017       113,771
-----------------------------------------------------------------------------------------------------
               Total liabilities                                           11,203,658    10,158,044
-----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Preferred stock - no par value (5,000,000 shares
  authorized, but unissued)                                                        --            --
Common stock - $1.25 par value (shares authorized - 200,000,000;
  shares issued - 67,178,236 at December 31, 1995, and
  68,147,916  at December 31, 1994)                                            83,973        85,185
Capital surplus                                                                63,610        91,558
Undivided profits                                                             716,861       625,231
Unrealized market adjustment on available for sale securities                  10,582       (24,273)
Deferred compensation on restricted stock incentive plan                       (1,802)       (2,796)
-----------------------------------------------------------------------------------------------------
               Total shareholders' equity                                     873,224       774,905
-----------------------------------------------------------------------------------------------------
               TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $12,076,882   $10,932,949
=====================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME                             First Tennessee National Corporation
--------------------------------------------------------------------------------------------------
                                                                  Year Ended December 31
                                                     ---------------------------------------------
(Dollars in thousands except per share data)                  1995          1994          1993
--------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                              $   665,727   $   546,385   $   455,988
Interest on investment securities:
  Taxable                                                   130,830       128,895       175,828
  Tax-exempt                                                  4,621         5,139         7,204
Interest on broker/dealer securities inventory               12,630        12,810         9,304
Interest on other earning assets                              8,720         7,829         3,899
--------------------------------------------------------------------------------------------------
          Total interest income                             822,528       701,058       652,223
--------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on deposits:
  Checking/Interest                                           7,734         9,174        10,786
  Savings                                                    10,789        13,453        15,445
  Money market account                                       88,090        56,480        43,526
  Certificates of deposit under $100,000 and other time     167,850       122,037       117,270
  Certificates of deposit $100,000 and more                  30,579        18,666        16,194
Interest on short-term borrowings                           108,815        77,216        63,282
Interest on term borrowings                                  18,018         9,571         9,637
--------------------------------------------------------------------------------------------------
          Total interest expense                            431,875       306,597       276,140
--------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                         390,653       394,461       376,083
Provision for loan losses                                    20,592        17,182        36,461
--------------------------------------------------------------------------------------------------
NET INEREST INCOME AFTER PROVISION FOR LOAN LOSSES          370,061       377,279       339,622
--------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Mortgage banking                                            212,579       187,340       138,960
Bond division                                                82,814        77,478        91,525
Deposit transactions and cash management                     70,957        64,169        58,377
Cardholder and merchant processing                           36,984        31,402        28,467
Trust services                                               35,632        28,933        26,532
Equity securities gains/(losses)                              3,195        24,251          (479)
Debt securities gains/(losses)                                 (751)       (4,298)        1,371
All other                                                    55,153        49,464        45,168
--------------------------------------------------------------------------------------------------
          Total noninterest income                          496,563       458,739       389,921
--------------------------------------------------------------------------------------------------
ADJUSTED GROSS INCOME AFTER PROVISION
   FOR LOAN LOSSES                                          866,624       836,018       729,543
--------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation, incentives, and benefits             340,508       349,769       308,601
Operations services                                          38,798        33,679        28,705
Occupancy                                                    37,867        34,102        27,673
Equipment rentals, depreciation, and maintenance             31,845        29,202        22,246
Communications and courier                                   29,880        30,653        24,775
Amortization of mortgage servicing rights                    14,980        14,936        25,478
Legal and professional fees                                  13,403        13,747        11,274
Advertising and public relations                             12,972        10,678         7,987
Deposit insurance premium                                     9,957        16,923        16,585
Amortization of intangible assets                             8,100         6,406         5,871
All other                                                    75,357        88,161        75,183
--------------------------------------------------------------------------------------------------
          Total noninterest expense                         613,667       628,256       554,378
--------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                  252,957       207,762       175,165
Applicable income taxes                                      88,069        60,694        65,449
--------------------------------------------------------------------------------------------------
NET INCOME                                              $   164,888   $   147,068   $   109,716
==================================================================================================
NET INCOME PER COMMON SHARE                             $      2.42   $      2.15   $      1.61
--------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                      68,024,794    68,441,382    68,145,768
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                           First Tennessee National Corporation
--------------------------------------------------------------------------------------------------------------

                                                   Common                    Common      Capital     Undivided
(Dollars in thousands)                             Shares        Total        Stock      Surplus     Profits
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                       63,955,238  $   630,244    $79,944    $  88,294    $463,442
Adjustments for poolings of interests             3,914,448       19,998      4,893       10,417       4,688
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992, RESTATED             67,869,686      650,242     84,837       98,711     468,130
Net income                                               --      109,716         --           --     109,716
Cash dividends declared                                  --      (43,582)        --           --     (43,582)
Common stock issued:
   For exercise of stock options                    231,508        2,093        289        1,804          --
   Restricted: employee benefit plan                119,282           --        149        2,132          --
               incentive to non-employee
               directors                              3,000           --          4           51          --
   Converted subordinated debt                      576,898        3,860        721        3,139          --
Common stock repurchased                           (241,100)      (4,797)      (301)      (4,496)         --
Amortization of deferred compensation
  on restricted stock incentive plan                     --        1,397         --           --          --
Other                                                    --        2,179         --        2,439        (260)
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993, RESTATED             68,559,274      721,108     85,699      103,780     534,004
Net income                                               --      147,068         --           --     147,068
Cash dividends declared                                  --      (55,871)        --           --     (55,871)
Common stock issued:
   Emerald Mortgage Company acquisition             303,852        7,105        380        6,725          --
   For exercise of stock options                    321,914        2,808        402        2,406          --
   Restricted: employee benefit plan                 90,000           --        113        1,603          --
               incentive to non-employee
               directors                              3,300           --          4           75          --
Common stock repurchased                         (1,137,816)     (26,583)    (1,422)     (25,161)         --
Change in unrealized market adjustment
   on available for sale securities                      --      (24,273)        --           --          --
Amortization of deferred compensation
   on restricted stock incentive plan                    --        1,374         --           --          --
Other                                                 7,392        2,169          9        2,130          30
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                       68,147,916      774,905     85,185       91,558     625,231
Adjustment related to change in reporting
date for acquisition accounted for as a
pooling of interests                                     --       (7,757)        --           --      (7,757)
--------------------------------------------------------------------------------------------------------------
ADJUSTED BALANCE, JANUARY 1, 1995                68,147,916      767,148     85,185       91,558     617,474
Net income                                               --      164,888         --           --     164,888
Cash dividends declared                                  --      (65,576)        --           --     (65,576)
Common stock issued:
   Peoples Commercial Services
      Corporation acquisition                       841,810       17,865      1,052       16,813          --
   Financial Investment Corp.
      acquisition                                 2,565,482       69,997      3,207       66,790          --
   For exercise of stock options                    437,778        4,834        547        4,287          --
   Restricted employee benefit plan                   8,200           --         11          160          --
Common stock repurchased                         (4,827,108)     (122,796)    (6,034)    (116,762)         --
Change in unrealized market adjustment
   on available for sale securities                      --       34,855         --           --          --
Amortization of deferred compensation
  on restricted stock incentive plan                     --        1,165         --           --          --
Other                                                 4,158          844          5          764          75
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                       67,178,236  $   873,224    $83,973    $  63,610    $716,861
==============================================================================================================

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
----------------------------------------------------------------
                                         Unrealized     Deferred
                                           Market        Compen-
(Dollars in thousands)                   Adjustment      sation
----------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                 $     --     $ (1,436)
Adjustments for poolings of interests            --           --
----------------------------------------------------------------
BALANCE, DECEMBER 31, 1992, RESTATED             --       (1,436)
Net income                                       --           --
Cash dividends declared                          --           --
Common stock issued:
   For exercise of stock options                 --           --
   Restricted: employee benefit plan             --       (2,281)
               incentive to non-employee
               directors                         --          (55)
   Converted subordinated debt                   --           --
Common stock repurchased                         --           --
Amortization of deferred compensation
  on restricted stock incentive plan             --        1,397
Other                                            --           --
----------------------------------------------------------------
BALANCE, DECEMBER 31, 1993, RESTATED             --       (2,375)
Net income                                       --           --
Cash dividends declared                          --           --
Common stock issued:
   Emerald Mortgage Company acquisition          --           --
   For exercise of stock options                              --
   Restricted: employee benefit plan             --       (1,716)
               incentive to non-employee
               directors                         --          (79)
Common stock repurchased                         --           --
Change in unrealized market adjustment
   on available for sale securities         (24,273)          --
Amortization of deferred compensation
   on restricted stock incentive plan            --        1,374
Other                                            --           --
----------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                  (24,273)      (2,796)
Adjustment related to change in reporting
date for acquisition accounted for as a          --           --
pooling of interests
----------------------------------------------------------------
ADJUSTED BALANCE, JANUARY 1, 1995           (24,273)      (2,796)
Net income                                       --           --
Cash dividends declared                          --           --
Common stock issued:
   Peoples Commercial Services
      Corporation acquisition                    --           --
   Financial Investment Corp.
      acquisition                                --           --
   For exercise of stock options                 --           --
   Restricted employee benefit plan              --         (171)
Common stock repurchased                         --           --
Change in unrealized market adjustment
   on available for sale securities          34,855           --
Amortization of deferred compensation
  on restricted stock incentive plan             --        1,165
Other                                            --           --
----------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                 $ 10,582     $ (1,802)
================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS
OF CASH FLOWS                                                 First Tennessee National Corporation
--------------------------------------------------------------------------------------------------
                                                                   Year Ended December 31
                                                              ----------------------------------
(Dollars in thousands)                                              1995       1994         1993
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                      $164,888   $147,068    $  109,716
Adjustments to reconcile net income to net cash
    provided/(used) by operating activities:
      Provision for loan losses                                   20,592     17,182        36,461
      Provision/(benefit) for deferred income tax                 33,508     (3,036)       (2,228)
      Depreciation and amortization of premises and equipment     25,289     21,081        17,311
      Amortization of mortgage servicing rights                   14,980     14,936        25,478
      Amortization of intangibles                                  8,100      6,406         5,871
      Net amortization of premiums and accretion of discounts     20,575     13,695        25,542
      Market value adjustment on foreclosed property               4,266      1,808           927
      Market value adjustment on securities held for sale             --         --          (248)
      Securities contributed to charitable trust                      --      9,379            --
      Equity securities/(gains) losses                            (3,195)   (24,251)          479
      Debt securities/(gains) losses                                 751      4,298        (1,123)
      Net gain on disposal of branch                                  --         --          (672)
      Net (gain)/loss on disposal of fixed assets                  1,421        108          (709)
      Net (increase)/decrease in:
         Broker/dealer securities inventory                      (12,624)     8,632         9,944
         Mortgage warehouse loans held for sale                 (273,217)   748,002      (488,893)
         Bond division receivables                               (34,024)    39,667       (30,178)
         Interest receivable                                      (5,145)    (6,237)        9,245
         Other assets                                           (266,296)    (7,784)      (93,541)
      Net increase/(decrease) in:
         Bond division payables                                   39,104    (50,511)       30,760
         Interest payable                                         18,046     14,492           713
         Other liabilities                                       152,854    (54,526)       48,638
--------------------------------------------------------------------------------------------------
        Total adjustments                                       (255,015)   753,341      (406,223)
--------------------------------------------------------------------------------------------------
        Net cash (used)/provided by operating activities         (90,127)   900,409      (296,507)
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Proceeds from maturities of:
    Held to maturity securities                                   89,457    352,299            --
    Available for sale securities                                189,229    299,928            --
    Investment securities                                             --         --     1,618,957
Proceeds from sale of:
    Available for sale securities                                443,135    423,817            --
    Debt securities                                                   --         --       481,173
    Equity securities                                                 --         --         6,248
    Premises and equipment                                         2,756      1,320         1,284
Payments for purchase of:
    Held to maturity securities                                  (38,709)  (488,710)           --
    Available for sale securities                               (375,926)  (416,288)           --
    Debt securities                                                   --         --    (1,290,599)
    Equity securities                                                 --         --       (17,597)
    Premises and equipment                                       (38,545)   (40,045)      (35,216)
Net increase in loans                                           (658,230)  (940,878)     (754,120)
Decrease/(increase) in investment in bank time deposits              415      5,103        (2,484)
Branch sale, including cash and cash equivalents sold                 --         --       (18,339)
Acquisitions, net of cash and cash equivalents acquired           58,527        130      (102,577)
--------------------------------------------------------------------------------------------------
        Net cash used by investing activities                   (327,891)  (803,324)     (113,270)
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from:
    Exercise of stock options                                      4,977      2,777         2,052
    Issuance of long-term debt                                   164,182      2,984            --
Payments for:
    Capital lease obligations                                       (234)      (233)         (232)
    Long-term debt                                               (18,035)    (1,346)      (37,971)
    Stock repurchase                                            (122,796)   (26,583)       (4,797)
    Cash dividends                                               (62,694)   (41,022)      (51,970)
    Equity distributions related to acquisitions                     (23)       (47)           --
Net increase/(decrease) in:
    Deposits                                                     306,737    277,653       226,056
    Short-term borrowings                                        (56,200)  (127,949)      240,697
--------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                215,914     86,234       373,835
--------------------------------------------------------------------------------------------------
        Net increase/(decrease) in cash and cash equivalents    (202,104)   183,319       (35,942)
--------------------------------------------------------------------------------------------------
        Cash and cash equivalents at beginning of period         977,952    794,633       830,575
--------------------------------------------------------------------------------------------------
        Cash and cash equivalents at end of period              $775,848   $977,952   $   794,633
==================================================================================================
Total interest paid                                             $396,063   $291,985   $   273,704
Total income taxes paid                                           53,065     69,036        72,590
-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Tennessee National Corporation (First Tennessee) and its subsidiaries conform to generally accepted accounting principles and, as to its banking subsidiaries, with general practice within the banking industry. First Tennessee offers a full range of banking and bank-related services. First Tennessee's banking subsidiaries offer general banking products in 21 Tennessee counties including the five major metropolitan areas and in northern Mississippi and northwest Arkansas. Mortgage banking provides services in 28 states. First Tennessee offers related financial services including bond broker, agency, capital markets services, merchant credit card processing, nationwide check clearing, integrated check processing solutions, trust services, brokerage, venture capital, and credit life insurance.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of First Tennessee and its banking and non-banking subsidiaries more than 50 percent owned. Subsidiaries not more than 50 percent owned are recorded using the equity method. All significant intercompany accounts and transactions have been eliminated. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and revenues and expenses for the periods shown. Actual results could differ from the estimates and assumptions used in the consolidated financial statements.

BASIS OF PRESENTATION. Prior period financial statements are restated to include the accounts of companies that are acquired and accounted for as poolings of interests. Business combinations accounted for as purchases are included in the consolidated financial statements from the respective dates of acquisition. The consolidated financial statements for prior periods also reflect certain reclassifications to conform to current presentation. None of these reclassifications had any effect on net income or earnings per share.

STATEMENTS OF CASH FLOWS. Cash and cash equivalents as presented in the statements include cash and due from banks, federal funds sold, and securities purchased under agreements to resell. Generally, federal funds are sold for one-day periods and securities purchased under agreements to resell are short-term, highly liquid investments. The following significant stock transactions have been adjusted for a two-for-one stock split that First Tennessee effected in February 1996. In 1995, First Tennessee issued approximately 7,980,000 shares of its common stock related to the acquisitions of Carl I. Brown and Company, Community Bancshares, Inc., Peoples Commercial Services Corporation, and Financial Investment Corp. In 1994, First Tennessee issued approximately 7,716,000 shares of its common stock related to the acquisitions of SNMC Management Corporation, Highland Capital Management Corp., Cleveland Bank and Trust Company, Planters Bank, and Emerald Mortgage Company. In 1993, approximately 298,000 shares of First Tennessee common stock were issued in exchange for all of the common stock of New South Bancorp (see
Note 2 - Business Combinations).

BROKER/DEALER SECURITIES INVENTORY. Securities purchased in connection with underwriting or dealer activities are carried at market value. Realized and unrealized gains and losses on these securities are reflected in noninterest income as bond division income.

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

LOANS. Loans are stated at principal amounts outstanding net of unearned income. Interest on certain consumer installment loans is recognized by the sum-of-the-months-digits method which does not differ materially from the effective interest method. Interest on other loans is recognized at the applicable interest rate on the principal amount outstanding. Included in nonperforming loans are impaired loans, as defined in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," and other nonaccrual loans. Also included are loans which have been restructured in accordance with criteria in SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring."
         Impaired loans are generally carried on a nonaccrual status. Loans generally are placed on nonaccrual status when the collection of principal or interest is 90 days or more past due or when, in management's judgment, such principal or interest will not be collectible in the ordinary course of business. Consumer installment loans and credit card receivables are not placed on nonaccrual status, but are charged off when past due 120 days and 180 days, respectively. When interest accrual is stopped, outstanding accrued interest receivable is reversed and charged to current operations. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Generally, interest payments received on nonaccrual loans are applied to principal. Once all principal has been received, additional interest payments are recognized as interest income on a cash basis.

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

INTANGIBLE ASSETS. Intangible assets represent the premium on purchased deposits and assets and the excess of cost over net assets of acquired subsidiaries (goodwill). The "Premium on purchased deposits and assets" represents identified intangible assets, which are amortized over their estimated useful lives, with the exception of those assets related to deposit bases which are primarily amortized over a 10-year period. Goodwill is being amortized using the straight-line method over periods ranging from 15 to 40 years. Management evaluates whether events or circumstances have occurred that would result in impairment in the value or life of goodwill. If such events or circumstances should occur, First Tennessee would use internally generated management reports to determine the related business contribution to the overall profitability of the corporation in revising the value and remaining life to the related goodwill.

CAPITALIZED MORTGAGE SERVICING RIGHTS. In May 1995, the Financial Accounting Standards Board issued SFAS No. 122, "Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65." SFAS No. 122, among other provisions, requires the recognition of originated mortgage servicing rights (OMSRs), as well as purchased mortgage servicing rights (PMSRs), as assets by allocating the total cost incurred between the loan and the servicing right based on their relative fair value. Under SFAS No. 65, the cost of the OMSRs was included with the cost of the related loans and written off against proceeds when the loans were sold. PMSRs were previously recorded as assets under SFAS No. 65. First Tennessee elected to adopt this statement as of January 1, 1995. SFAS No. 122 prohibits retroactive application; therefore, First Tennessee's financial reporting for prior periods was accounted for under the original SFAS No. 65.
         The value of pre-SFAS No. 122 PMSRs was established using the lesser of: a discounted cash flow analysis; current market value; or the amount of consideration specifically paid by First Tennessee. The PMSRs were being amortized using an accelerated method over the estimated life of the servicing income. A quarterly value impairment analysis was performed using a discounted methodology that was disaggregated by purchase transaction. This was the basis of presentation for years prior to 1995.
         During 1995, the value of OMSRs was established by allocating the total costs incurred between the loan and the servicing rights based on their relative fair values. To determine the fair value of the servicing rights created, First Tennessee uses the market prices under current sales contracts which are tested against prices obtained from flow and bulk purchasers of servicing and prices determined using a valuation model that calculates the present value of future cash flows. For purposes of impairment evaluation and measurement, the mortgage servicing rights are stratified based on the predominant risk characteristics of the underlying loans. For First Tennessee these risk characteristics include adjustable rate conventional and government; fixed rate conventional and government by interest rate band; and multifamily. In addition the pre-SFAS No. 122 PMSRs have been restratified using the same risk characteristics with the reallocated basis being determined by current discount cash flow analysis. The combined PMSRs and OMSRs are being amortized as noninterest expense over the period of and in proportion to the estimated net servicing revenues. A quarterly value impairment analysis is performed using a discounted cash flow methodology that is disaggregated by predominant risk characteristics. Impairment shall be recognized through a valuation allowance for individual stratum.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS. First Tennessee utilizes a variety of off-balance sheet financial instruments to manage various financial risks. These instruments include interest rate swaps, futures, forwards, and option contracts. To qualify as a hedge used to manage interest rate risk, the following criteria must be met: (1) the asset or liability to be hedged exposes the institution to interest rate risk; (2) the instrument alters or reduces sensitivity to interest rate changes; and (3) the instrument is designated and effective as a hedge. For interest rate swaps used to hedge interest rate risk, income and expense is accrued and recognized as an adjustment to the interest income or expense of the related on-balance sheet asset or liability. Fees on interest rate swaps are deferred and amortized over the lives of the contracts. Realized gains and losses on all off-balance sheet transactions used to manage interest rate risk that are terminated prior to maturity are deferred and amortized as an adjustment to the hedged asset or liability, over the remaining original life of the agreement. For interest rate forwards, futures, and options used to hedge interest rate risk, gains and losses on contracts applicable to certain interest sensitive assets and liabilities are deferred and amortized over the lives of the hedged assets and liabilities as an adjustment to interest income and expense. Any contracts that fail to qualify for hedge accounting are included in current earnings in noninterest income. Customer related swaps are recorded at market value with changes in market value recognized in noninterest income. Off-balance sheet financial instruments held or issued by the bond division are valued at prevailing market rates on a present value basis. Realized and unrealized gains and losses are included in noninterest income as bond division income.

Realized and unrealized gains and losses related to foreign currency exchange agreements with customers are included in noninterest income as foreign exchange income.

TRUST SERVICES INCOME. Prior to January 1, 1995, trust services income was reported on a cash basis, which was not materially different from the accrual basis.

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

INCOME PER SHARE. Per share amounts for all periods presented have been computed based on the weighted average number of common shares outstanding for each period. Options granted under the stock option plans are not included in the computation since their dilutive effect is not material. Previously reported per share amounts have been restated for the effect of acquisitions accounted for as poolings of interests. All references to per share amounts for all years presented have been adjusted for the two-for-one stock split on February 16, 1996.

NOTE 2 -- BUSINESS COMBINATIONS
All of the share information provided in this footnote has been adjusted to reflect the two-for-one stock split effected by First Tennessee in February 1996. Additional information including asset size and origination volume can be found in Table 1 - Acquisitions in the Management Discussion and Analysis.
    The following acquisitions occurred during 1995 and were accounted for as poolings of interests; therefore, the financial statements for all periods presented reflect the combined companies.
   On January 3, 1995, First Tennessee acquired for approximately 1,731,000 shares of its common stock all of the outstanding capital stock of Carl I. Brown and Company (Carl I. Brown), a mortgage company in Kansas City, Missouri. Carl I. Brown became a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), the principal subsidiary of First Tennessee. On February 24, 1995, First Tennessee acquired for approximately 2,842,000 shares of its common stock all of the outstanding capital stock of Community Bancshares, Inc.
(CBI), of Germantown, Tennessee. CBI, the parent company of Community First Bank, merged into First Tennessee, and Community First Bank merged into FTBNA.
    The following presents certain financial data pertaining to the combination of First Tennessee with Carl I. Brown and CBI for the years ended 1994 and 1993:

(Dollars in thousands,
except per share data)                                           1994           1993
------------------------------------------------------------------------------------
TOTAL REVENUE:*
First Tennessee, as originally reported                      $769,735       $698,265
Carl I. Brown**                                                71,138         55,975
CBI                                                            12,420         11,764
Eliminations                                                      (93)            --
------------------------------------------------------------------------------------
First Tennessee                                              $853,200       $766,004
====================================================================================

NET INCOME:
First Tennessee, as originally reported                      $146,349       $106,082
Carl I. Brown**                                                (1,882)         1,328
CBI                                                             2,601          2,306
------------------------------------------------------------------------------------
First Tennessee                                              $147,068       $109,716
====================================================================================

NET INCOME PER SHARE:
First Tennessee, as originally reported                      $   2.28       $   1.66
Carl I. Brown**                                                (10.89)          7.68
CBI                                                               .81            .81
First Tennessee                                                  2.15           1.61
------------------------------------------------------------------------------------


 * Total revenue is net interest income and noninterest income.
** Twelve months ended for Carl I. Brown is October 31.

     Carl I. Brown had a fiscal reporting period ending October 31, and the results of its operations for the two-month period ended December 31, 1994, are not included in the Consolidated Statements of Income. These results were recognized directly through an adjustment to beginning retained earnings for 1995 on the Consolidated Statements of Shareholders' Equity. The following presents certain financial data for Carl I. Brown's two-month period ended December 31, 1994:

                                                            For the Two
                                                            Months Ended
(Dollars in thousands)                                    December 31, 1994
---------------------------------------------------------------------------
Total revenue*                                                     $ 6,425
Total expense**                                                     14,182
---------------------------------------------------------------------------
Net income                                                         $(7,757)
===========================================================================

 * Total revenue is net interest income and noninterest income.
** Total expense includes income tax expense.

  The following acquisitions occurred in 1995 and were accounted for as purchases. Accordingly, the purchase price has been allocated to the acquired assets and liabilities at their respective estimated fair values at the date of acquisition. This allocation has been based on preliminary estimates which may be revised at a later date. The operating results of these acquisitions are included in First Tennessee's consolidated results of operations from the date of acquisition.
    On April 1, 1995, First Tennessee acquired for approximately 842,000 shares of its common stock all of the outstanding shares of Peoples Commercial Services Corporation (Peoples), parent company of Peoples Bank, headquartered in Senatobia, Mississippi. As approved by the First Tennessee Board of Directors, the shares issued in this transaction had been repurchased in the open market. Peoples was merged with and into First Tennessee while Peoples Bank became a wholly owned subsidiary of First Tennessee. The cost of the acquisition, totaling approximately $17.9 million of First Tennessee's common stock, exceeded the estimated net fair value of tangible assets and liabilities acquired by approximately $9.5 million. Intangible assets totaling approximately $2.7 million have been identified and are being amortized over the expected useful lives of the individual components. The excess of consideration paid over the estimated net fair value of the tangible and intangible assets acquired, totaling approximately $6.8 million, has been recorded as goodwill and is being amortized using the straight-line method over 25 years.
    On October 1, 1995, First Tennessee acquired for approximately 2,565,000 shares of its common stock all of the outstanding shares of Financial Investment Corp. (FIC), parent company of First National Bank of Springdale
(FNB), headquartered in Springdale, Arkansas. As approved by the First Tennessee Board of Directors, the shares issued in this transaction had been repurchased in the open market. FIC was merged with and into First Tennessee while FNB became a wholly owned subsidiary of First Tennessee. The cost of the acquisition, totaling approximately $70.0 million of First Tennessee's common stock, exceeded the estimated net fair value of tangible assets and liabilities acquired by approximately $27.2 million. Intangible assets totaling approximately $9.2 million have been identified and are being amortized over the expected useful lives of the individual components. The excess of consideration paid over the estimated net fair value of the tangible and intangible assets acquired, totaling approximately $18.0 million, has been recorded as goodwill and is being amortized using the straight-line method over 25 years.
   The following presents on a proforma basis certain financial data pertaining to the Peoples and FIC transactions as if they had been acquired at the beginning of the periods. The proforma results presented are not necessarily indicative of the future results of operations of the combined company or the results of operations that would have actually occurred had the merger been in effect for the periods presented.

(Dollars in thousands,
except per share data)                                           1995           1994
-------------------------------------------------------------------------------------
TOTAL REVENUE:*
First Tennessee, as originally reported                      $887,216       $769,735
Peoples                                                         1,232          3,679
FIC                                                            10,312         14,801
Purchase accounting adjustments                                (1,674)        (3,503)
-------------------------------------------------------------------------------------
First Tennessee proforma                                     $897,086       $784,712
=====================================================================================

NET INCOME:
First Tennessee, as originally reported                      $164,888       $146,349
Peoples                                                           430            919
FIC                                                             2,158          4,695
Purchase accounting adjustments                                (1,896)        (3,728)
-------------------------------------------------------------------------------------
First Tennessee proforma                                     $165,580       $148,235
=====================================================================================

NET INCOME PER SHARE:
First Tennessee, as originally reported                      $   2.42       $   2.28
Peoples                                                          3.23           6.91
FIC                                                              1.21           2.63
First Tennessee proforma                                         2.36           2.32
-------------------------------------------------------------------------------------

*Total revenue is net interest income and noninterest income.

   On July 1, 1995, First Tennessee acquired certain assets and certain liabilities of HomeBanc Mortgage Corporation (HomeBanc) of Atlanta, Georgia, for approximately $6.7 million. HomeBanc was merged into Sunbelt National Mortgage Corporation. This acquisition was accounted for as a purchase and was immaterial to First Tennessee.
   The following four acquisitions occurred in 1994 and were accounted for as poolings of interests; therefore, the financial statements for all periods presented reflect the combined companies.
   On January 4, 1994, First Tennessee acquired for approximately 3,502,000 shares of its common stock all of the outstanding capital stock of SNMC Management Corporation (SNMC). SNMC, the parent of Sunbelt National Mortgage Corporation headquartered in Dallas, Texas, became a wholly owned subsidiary of FTBNA.

    On March 1, 1994, First Tennessee acquired for approximately 936,000 shares of its common stock all of the outstanding shares of Highland Capital Management Corp. (HCMC). HCMC merged with First Tennessee Investment Management, Inc., a wholly owned subsidiary of First Tennessee. The combined organization became a wholly owned subsidiary of First Tennessee with the name Highland Capital Management Corp.
    First Tennessee acquired Cleveland Bank and Trust Company (CBT) of Cleveland, Tennessee, on March 16, 1994, for approximately 2,306,000 shares of its common stock and acquired Planters Bank (Planters) of Tunica, Mississippi, on August 9, 1994, for approximately 668,000 shares of its common stock. Both of these banks became wholly owned subsidiaries of First Tennessee.
    On October 1, 1994, First Tennessee acquired Emerald Mortgage Company (Emerald) of Lynnwood, Washington, for approximately 304,000 shares of its common stock. Emerald was merged into SNMC. This acquisition was accounted for as a purchase and was immaterial to First Tennessee.
    On December 31, 1993, First Tennessee acquired for approximately 298,000 shares of its common stock all of the outstanding shares of New South Bancorp
(NSB), a Mississippi bank holding company. NSB was merged with and into First Tennessee. At the same time NSB's principal subsidiary, New South Bank, was merged with and into First Tennessee Bank National Association Mississippi, a wholly owned subsidiary of First Tennessee. The consolidated financial statements of First Tennessee give effect to the merger which was accounted for as a pooling of interests. Due to immateriality, the transaction has been recorded by a restatement of beginning shareholders' equity without restating income statements for years prior to 1993.
    On October 1, 1993, FTBNA acquired for cash Maryland National Mortgage Corporation (MNMC) headquartered in Baltimore, Maryland. In 1994, MNMC changed its name to MNC Mortgage Corp. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the acquired assets and liabilities at their respective estimated fair values at the date of acquisition. The operating results of this acquisition are included in First Tennessee's consolidated results of operations from the date of acquisition. The cost of the acquisition, totaling approximately $114.8 million, exceeded the estimated net fair value of tangible assets and liabilities acquired by approximately $75.0 million. Intangible assets totaling approximately $31.9 million have been identified and are being amortized over the expected useful lives of the individual components. The excess of the consideration paid over the estimated net fair value of the tangible and intangible assets acquired, totaling approximately $43.1 million, has been recorded as goodwill and is being amortized using the straight-line method over 25 years.

NOTE 3 -- INVESTMENT SECURITIES
   Reconciliations of the amortized cost to the estimated market values of investments in securities at December 31, 1995, are provided below. Also provided are the amortized cost and estimated market value by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

SECURITIES HELD TO MATURITY

                                                  Gross         Gross      Estimated
                                   Amortized    Unrealized    Unrealized     Market
(Dollars in thousands)               Cost         Gains        Losses        Value
------------------------------------------------------------------------------------
AT DECEMBER 31, 1995:
States and municipalities         $   74,731     $ 1,289    $     (270)   $   75,750
------------------------------------------------------------------------------------
                                                                           Estimated
BY CONTRACTUAL MATURITY                                     Amortized        Market
(Dollars in thousands)                                         Cost          Value
------------------------------------------------------------------------------------
AT DECEMBER, 1995:
Within 1 year                                               $    9,493    $    9,556
After 1 year; within 5 years                                    18,944        19,224
After 5 years; within 10 years                                  20,274        20,658
After 10 years                                                  26,020        26,312
------------------------------------------------------------------------------------
       Total                                                $   74,731    $   75,750
====================================================================================

SECURITIES AVAILABLE FOR SALE

                                                 Gross          Gross      Estimated
                                  Amortized    Unrealized    Unrealized     Market
(Dollars in thousands)              Cost         Gains         Losses       Value
------------------------------------------------------------------------------------
AT DECEMBER 31, 1995:
U.S. Treasury and other
  U.S. government agencies        $  271,260     $ 3,289    $     (708)   $  273,841
Government agency
  issued MBS                         294,731       6,239        (1,266)      299,704
Government agency
  issued CMOs                      1,351,342      11,154        (2,586)    1,359,910
States and municipalities             28,047       1,388           (26)       29,409
Private issued CMOs                    1,841          22            --         1,863
Other                                 17,366         591          (500)       17,457
Equity                                53,927       2,163        (1,606)       54,484
------------------------------------------------------------------------------------
         Total                    $2,018,514     $24,846    $   (6,692)   $2,036,668
====================================================================================

                                                                           Estimated
BY CONTRACTUAL MATURITY                                     Amortized        Market
(Dollars in thousands)                                         Cost          Value
------------------------------------------------------------------------------------
AT DECEMBER 31, 1995:
Within 1 year                                               $  114,920    $  114,975
After 1 year; within 5 years                                   169,978       172,880
After 5 years; within 10 years                                  29,949        30,933
After 10 years                                                   1,826         1,919
------------------------------------------------------------------------------------
     Subtotal                                                  316,673       320,707
------------------------------------------------------------------------------------
Mortgage-backed securities and CMOs                          1,647,914     1,661,477
Equity securities                                               53,927        54,484
------------------------------------------------------------------------------------
       Total                                                $2,018,514    $2,036,668
====================================================================================

   Proceeds from the sales of available for sale debt securities were $428,590,000 and $404,972,000 in 1995 and 1994, respectively. Gross gains of
$514,000 and $264,000 and gross losses of $742,000 and $5,384,000 were realized on 1995 and 1994 debt sales, respectively. Proceeds from the sales of equity securities during 1995 and 1994 were $14,545,000 and $18,845,000, respectively.

Gross gains of $5,466,000 and $15,788,000 and gross losses of $114,000 and $153,000 were realized on the 1995 and 1994 equity sales, respectively. In 1995, losses totaling $1,400,000 on debt securities and $2,157,000 on equity securities were recognized for securities, that in the opinion of management, have been permanently impaired. During 1994, First Tennessee contributed $9,379,000 of equity securities to establish a charitable foundation. Gross gains of $8,616,000 were realized on the contribution. During 1995 and 1994, $877,000 and $822,000 of recoveries were realized as gains on debt securities that had previously been written down. There was no change in net unrealized holding gain or loss on broker/dealer securities inventory for 1995. The change in net unrealized losses on broker/dealer securities inventory recognized in bond division income was $426,000 for 1994.
   Securities included in the Consolidated Statements of Condition of $1,590,984,000 and $1,424,466,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits, securities sold under agreement to repurchase, and for other purposes. Equity securities include venture capital investment securities.
   As a result of the report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," issued by the Financial Accounting Standards Board, First Tennessee reclassified certain of its securities from the Held to Maturity category to the Available for Sale category on December 1, 1995. The following table provides certain information related to the reclassification:

                                               Estimated        Net
                                   Amortized     Market     Unrealized
(Dollars in thousands)               Cost        Value     Gain/(Loss)
----------------------------------------------------------------------
AT DECEMBER 1, 1995:
U.S. Treasury and other
  U.S. government agencies          $ 38,578    $ 38,843        $  265
Government agency
  issued MBS                         120,820     119,208        (1,612)
Government agency
  issued CMOs                        742,032     745,949         3,917
States and municipalities             13,968      14,631           663
Private issued CMOs                   12,718      12,920           202
----------------------------------------------------------------------
         Total                      $928,116    $931,551        $3,435
======================================================================

   Reconciliations of the amortized cost to the estimated market values of investments in securities at December 31, 1994, are provided below. Also provided are the amortized cost and estimated market value by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligation with or without call or prepayment penalties.

SECURITIES HELD TO MATURITY

                                                   Gross         Gross      Estimated
                                  Amortized      Unrealized    Unrealized     Market
(Dollars in thousands)              Cost           Gains        Losses        Value
------------------------------------------------------------------------------------
AT DECEMBER 31, 1994:
U.S. Treasury and other
  U.S. government agencies        $   63,550        $ 55      $ (1,791)     $ 61,814
Government agency
  issued MBS                         139,954          15       (11,265)      128,704
Government agency
  issued CMOs                        724,682          --       (38,487)      686,195
States and municipalities             61,723         757        (1,517)       60,963
Private issued CMOs                    2,493          --           (55)        2,438
Other                                 11,775          52          (497)       11,330
------------------------------------------------------------------------------------
         Total                    $1,004,177        $879      $(53,612)     $951,444
====================================================================================

                                                                          Estimated
BY CONTRACTUAL MATURITY                                     Amortized       Market
(Dollars in thousands)                                         Cost         Value
-----------------------------------------------------------------------------------
AT DECEMBER 31, 1994:
Within 1 year                                               $   38,725      $38,825
After 1 year; within 5 years                                    66,853       65,434
After 5 years; within 10 years                                  16,458       15,712
After 10 years                                                  15,012       14,136
-----------------------------------------------------------------------------------
     Subtotal                                                  137,048      134,107
-----------------------------------------------------------------------------------
Mortgage-backed securities and CMOs                            867,129      817,337
-----------------------------------------------------------------------------------
       Total                                                $1,004,177     $951,444
===================================================================================

SECURITIES AVAILABLE FOR SALE

                                                Gross          Gross       Estimated
                                Amortized    Unrealized     Unrealized       Market
(Dollars in thousands)             Cost         Gains         Losses         Value
------------------------------------------------------------------------------------
AT DECEMBER 31, 1994:
U.S. Treasury and other
  U.S. government agencies      $  333,469      $  295        $(10,810)   $  322,954
Government agency
  issued MBS                       179,058       2,903          (4,668)      177,293
Government agency
  issued CMOs                      614,551          64         (28,804)      585,811
States and municipalities           14,780       1,103            (224)       15,659
Private issued CMOs                    409          --              --           409
Private issued asset-backed          2,020          --             (42)        1,978
Other                                6,272          18          (1,220)        5,070
Equity                              55,834       3,941          (2,211)       57,564
------------------------------------------------------------------------------------
         Total                  $1,206,393      $8,324        $(47,979)   $1,166,738
====================================================================================

                                                                         Estimated
BY CONTRACTUAL MATURITY                                  Amortized        Market
(Dollars in thousands)                                     Cost           Value
---------------------------------------------------------------------------------
AT DECEMBER 31, 1994:
Within 1 year                                           $    25,293    $   25,918
After 1 year; within 5 years                                313,104       302,007
After 5 years; within 10 years                               14,899        14,583
After 10 years                                                3,245         3,153
---------------------------------------------------------------------------------
     Subtotal                                               356,541       345,661
---------------------------------------------------------------------------------
Mortgage-backed securities and CMOs                         794,018       763,513
Equity securities                                            55,834        57,564
---------------------------------------------------------------------------------
       Total                                            $ 1,206,393    $1,166,738
=================================================================================

NOTE 4 -- LOANS
Although First Tennessee has a loan portfolio diversified by type of risk, the ability of its customers to honor their contracts is to some extent dependent upon their regional economic condition. In order to mitigate the impact of credit risk, First Tennessee manages the concentration of this risk across various geographical regions. First Tennessee grants commercial and consumer loans primarily to customers throughout Tennessee and its contiguous states. Mortgage loans are originated through offices in 28 states, with the majority of these being securitized and sold.
     The composition of the loan portfolio at December 31 is summarized below:

(Dollars in thousands)                                     1995         1994
----------------------------------------------------------------------------
Commercial                                            $3,330,929  $2,991,231
Consumer                                               2,525,889   2,263,007
Mortgage warehouse loans held for sale                   789,183     515,407
Permanent mortgage                                       689,458     591,094
Credit card receivables                                  529,104     475,489
Real estate construction                                 238,863     160,368
Nonaccrual                                                19,040      16,853
----------------------------------------------------------------------------
     Loans, net of unearned income                     8,122,466   7,013,449
             Allowance for loan losses                   112,567     109,859
----------------------------------------------------------------------------
               Total net loans                        $8,009,899  $6,903,590
============================================================================

    Additional detail on consumer loans by product is provided in the following table as of December 31:

(Dollars in thousands)                                      1995         1994
-----------------------------------------------------------------------------
Real estate                                           $1,576,215   $1,416,275
Auto                                                     606,199      499,304
Student                                                  231,732      216,404
Other                                                    111,743      131,024
-----------------------------------------------------------------------------
     Total consumer loans, net of unearned income     $2,525,889   $2,263,007
=============================================================================

     At December 31, 1995 and 1994, real estate consumer loans included $1,537,064,000 and $1,384,656,000 of first and second liens and home equity loans, respectively.
     On January 1, 1995, First Tennessee adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." On that date, impaired loans totaling $9,742,000 were identified. These impaired loans had a related allowance that totaled $2,542,000.
    The following table presents information concerning nonperforming loans at December 31, 1995:

(Dollars in thousands)                                     1995
---------------------------------------------------------------
Impaired loans                                          $11,865
Other nonaccrual loans                                    7,175
---------------------------------------------------------------
       Total                                            $19,040
===============================================================

     Total interest income recognized on impaired loans was $1,405,000 for the year ended December 31, 1995. Interest income which would have been earned under the original terms of these loans was approximately $1,374,000 in 1995. The average balance of impaired loans was approximately $10,441,000 for the year ended December 31, 1995. Total restructured impaired loans at December 31, 1995 were $303,000. At December 31, 1995, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured.
     An allowance for loan losses is maintained for all impaired loans. Activity in the allowance for loan losses related to non-impaired loans, impaired loans, and for the total allowance for the year ended December 31, 1995, is summarized as follows:

                                                                      1995
(Dollars in thousands)                   Non-impaired    Impaired     Total
---------------------------------------------------------------------------
Balance at beginning of year               $109,859      $   --    $109,859
Transfer of allowance                        (2,542)      2,542          --
Allowance from acquisitions                   2,632          --       2,632
Provision for loan losses                    14,388       6,204      20,592
Charge-offs                                  29,766       5,465      35,231
   Less loan recoveries                      14,480         235      14,715
---------------------------------------------------------------------------
   Net charge-offs                           15,286       5,230      20,516
---------------------------------------------------------------------------
Balance at end of year                     $109,051      $3,516    $112,567
===========================================================================

     The following table presents information concerning nonperforming loans at December 31, 1994:

(Dollars in thousands)                                     1994
---------------------------------------------------------------
Nonaccrual loans                                        $16,853
Restructured loans                                          158
---------------------------------------------------------------
       Total                                            $17,011
===============================================================

        Total interest recorded on nonaccrual and restructured loans was $1,368,000 in 1994. Interest income which would have been earned under the original terms of these loans was approximately $1,591,000 in 1994. At
December 31, 1994,there were no outstanding commitments to advance additional funds to customers whose loans had been restructured.
        The allowance for loan losses includes management's estimate of the amounts expected to be lost on specific loans and for losses on other as yet unidentified loans included in loans outstanding. In estimating the potential losses on specific loans, management relies on a combination of in-house prepared discounted cash flow analyses and valuations by independent appraisers. In estimating the reserve component for unidentified losses within the portfolio, management relies on historical experience by loan type adjusted for any known trends in the portfolio. The amounts that will ultimately be realized could differ materially in the near term from the amounts assumed in arriving at the allowance for possible loan losses reported in the financial statements.
        Activity in the allowance for loan losses for the years ended December 31, 1994 and 1993, is summarized as follows:

(Dollars in thousands)                         1994        1993
---------------------------------------------------------------
Balance at beginning of year               $110,720    $103,223
Allowance from acquisitions                      --         971
Provision for loan losses                    17,182      36,461
Charge-offs                                  29,196      42,661
   Less loan recoveries                      11,153      12,726
---------------------------------------------------------------
   Net charge-offs                           18,043      29,935
---------------------------------------------------------------
Balance at end of year                     $109,859    $110,720
===============================================================

     In the ordinary course of business, First Tennessee makes loans to its executive officers and directors as well as to other related persons and expects to continue to do so in the future. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility or other unfavorable features.
     Loans to directors and executive officers of First Tennessee and their associates were $128,911,000 and $94,470,000 at December 31, 1995 and 1994,
respectively. The following table summarizes the changes to these amounts:

(Dollars in thousands)                         1995        1994
---------------------------------------------------------------
Balance at beginning of year               $ 94,470    $ 81,278
Additions                                   202,652     149,108
Deletions:
  Repayments                                167,720     128,263
  No longer related                             491       7,653
---------------------------------------------------------------
         Total deletions                    168,211     135,916
---------------------------------------------------------------
Balance at end of year                     $128,911    $ 94,470
===============================================================

     Included on the Consolidated Statements of Condition in "Bond division receivables and other assets" are amounts due from customers on acceptances and in "Bond division payables and other liabilities" are bank acceptances outstanding of $4,663,000 and $4,530,000 at December 31, 1995 and 1994,
respectively.

NOTE 5 -- PREMISES AND EQUIPMENT
Premises and equipment at December 31 are summarized below:

(Dollars in thousands)                       1995        1994
-------------------------------------------------------------
Land                                     $ 27,564    $ 25,515
Buildings                                 121,932     106,770
Leasehold improvements                     18,260      16,037
Furniture, fixtures, and equipment        160,535     147,096
-------------------------------------------------------------
       Premises and equipment, at cost    328,291     295,418
Less accumulated depreciation
  and amortization                        150,891     136,382
-------------------------------------------------------------
       Premises and equipment, net       $177,400    $159,036
=============================================================

NOTE 6 -- INTANGIBLE ASSETS
Following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

                                        Premium on
                                      Purchased Deposits
(Dollars in thousands)      Goodwill     and Assets
--------------------------------------------------------
December 31, 1992            $20,747             $32,761
Amortization expense           1,674               4,197
Acquisitions/Divestitures     43,492                 408
--------------------------------------------------------
December 31, 1993             62,565              28,972
Amortization expense           3,073               3,333
Acquisitions/Divestitures      6,594                   -
--------------------------------------------------------
December 31, 1994             66,086              25,639
Amortization expense           3,676               4,424
Acquisitions/Divestitures     29,382              15,978
--------------------------------------------------------
DECEMBER 31, 1995            $91,792             $37,193
========================================================

NOTE 7 -- CONTINGENCIES
Various claims and lawsuits are pending against First Tennessee and its subsidiaries. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, after consulting with counsel, these matters, when resolved, will not have a material adverse effect on the consolidated financial statements of First Tennessee and its subsidiaries.

NOTE 8:-- CAPITALIZED MORTGAGE SERVICING RIGHTS

Following is a summary of capitalized mortgage servicing rights, net of accumulated amortization, included in the Consolidated Statements of Condition:

                                           Capitalized
                                             Mortgage
                                            Servicing
(Dollars in thousands)                        Rights
-------------------------------------------------------
December 31, 1992                             $ 62,537
Amortization expense                           (25,478)
Acquisitions/Divestitures                       48,924
-------------------------------------------------------
December 31, 1993                             $ 85,983
Amortization expense                           (14,936)
Acquisitions/Divestitures                        1,675
-------------------------------------------------------
December 31, 1994                             $ 72,722
Amortization expense                           (14,980)
Acquisitions/Divestitures                       91,478
-------------------------------------------------------
DECEMBER 31, 1995*                            $ 149,220
-------------------------------------------------------
Fair value at December 31, 1995               $ 166,247
-------------------------------------------------------

* Includes $11.3 million of originated loan servicing rights which are related to loans held for sale to investors.

   The mortgage servicing rights capitalized at December 31, 1995, represents the rights to service approximately $12 billion of mortgage loans. In addition, First Tennessee has approximately $5.3 billion of loans for which the mortgage servicing rights were not capitalized. The estimated fair value of the servicing for these loans was $43.6 million. No valuation allowance was required as of December 31, 1995.

NOTE 9 -- SHORT-TERM BORROWINGS
Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other borrowed funds, including term federal funds purchased and cash management advances from the Federal Home Loan Bank.
  Federal funds purchased arise principally from First Tennessee's market activity for its regional correspondent banks and generally mature in one business day. To the extent that the proceeds of these transactions exceed First Tennessee's funding requirements, the excess funds are sold in the money markets. Securities sold under agreements to repurchase are secured by U.S. government and agency securities and certain investments in bank time deposits and had original maturities ranging from two to 30 days at December 31, 1995.
  Commercial paper is an obligation of First Tennessee and had original maturities ranging from two to 90 days at December 31, 1995.
  Other short-term borrowings generally represent secured and unsecured obligations to financial institutions, including the Federal Reserve Bank, at various rates and terms and generally do not exceed one year to maturity. Bank overdraft obligations are reclassified into other short-term borrowings.
  The following table reflects the average daily outstandings, year-end outstandings, maximum month-end outstandings, average rates paid during the year, and the average rates paid at year-end for the three categories of short-term borrowings:




(Dollars in thousands)                      1995          1994          1993
--------------------------------------------------------------------------------
Federal funds purchased and
 securities sold under
 agreements to repurchase:
  Balance:
     Average                             $1,491,033    $1,045,571    $1,028,981
     Year-end                             1,674,225     1,457,517     1,025,124
     Maximum month-end outstanding        1,953,448     1,457,517     1,239,396
  Rate:
     Average for the year                     5.43 %        3.87 %        2.84 %
     Average at year-end                      4.96          5.15          2.73

Commercial paper:
  Balance:
     Average                             $   35,579    $   34,351    $   30,269
     Year-end                                29,402        67,820        32,283
     Maximum month-end outstanding           44,755        67,820        54,809
  Rate:
     Average for the year                     5.14 %        3.77 %        3.06 %
     Average at year-end                      4.59          4.57          3.06

Other short-term borrowings:
  Balance:
     Average                             $  368,630    $  645,447    $  694,236
     Year-end                                57,118       284,702       900,390
     Maximum month-end outstanding          547,131       894,840     1,114,552
  Rate:
     Average for the year                     7.07 %        5.46 %        4.78 %
     Average at year-end                      6.52          8.05          5.30
--------------------------------------------------------------------------------

NOTE 10 -- CASH AND DUE FROM BANKS
Commercial banking subsidiaries of First Tennessee are required to maintain average reserve balances with the Federal Reserve Bank. These reserve balances vary, depending on the types and amounts of deposits received. Included in "Cash and due from banks" on the Consolidated Statements of Condition are amounts so restricted of $24,297,000 at December 31, 1995, and $82,440,000 at December 31, 1994.

NOTE 11 -- LEASE COMMITMENTS
Leased capital assets included in "Bond division receivables and other assets" on the Consolidated Statements of Condition at December 31 are summarized below:

(Dollars in thousands)                         1995          1994
-----------------------------------------------------------------
Premises                                     $2,243        $2,243
Less accumulated amortization                 1,706         1,599
-----------------------------------------------------------------
       Leased capital assets, net            $  537        $  644
=================================================================


  Future minimum lease payments for capitalized leases together with the present value of net minimum lease payments at December 31, 1995, are as follows:

(Dollars in thousands)                                   Premises
-----------------------------------------------------------------
1996                                                       $  234
1997                                                          234
1998                                                          237
1999                                                          193
2000                                                          124
2001 and after                                                137
-----------------------------------------------------------------
       Total                                                1,159
Less amount representing interest                             242
-----------------------------------------------------------------
       Present value of net minimum lease payments         $  917
=================================================================


  Rent expense under all operating lease obligations aggregated $27,779,000 for 1995, $27,865,000 for 1994, and $18,875,000 for 1993. Rent expense was reduced in 1994 and 1993 by amortization of a deferred gain resulting from the sale of an office building in 1985. This amortization totaled $585,000 in 1994, and $1,062,000 in 1993. Rent income received aggregated $1,776,000, $2,498,000, and $2,117,000 for the years 1995, 1994, and 1993, respectively.
  With respect to many leased locations, First Tennessee pays taxes, insurance, and maintenance costs. Most of the leases are for terms ranging from one to 15 years and include renewal options for additional periods of one to 25 years. At December 31, 1995, First Tennessee's long-term leases required minimum annual rentals as follows:

(Dollars in thousands)               Premises  Equipment      Total
-------------------------------------------------------------------
1996                                 $18,403   $ 2,594      $20,997
1997                                  16,327     1,982       18,309
1998                                  14,271       902       15,173
1999                                   9,797       728       10,525
2000                                   7,641       365        8,006
2001 and after                        13,924        --       13,924
-------------------------------------------------------------------
       Total                         $80,363   $ 6,571      $86,934
===================================================================

  Aggregate minimum income under sublease agreements for these periods is $2,739,000.

NOTE 12 -- TERM BORROWINGS
Term borrowings on the financial statements consist of borrowings with maturities greater than one year. The following table presents information pertaining to term borrowings for First Tennessee and its subsidiaries at December 31:

(Dollars in thousands)                                      1995        1994
----------------------------------------------------------------------------
FIRST TENNESSEE NATIONAL CORPORATION:
Subordinated capital notes:
     Matures on June 1, 1999 -- 10 3/8%                 $ 74,692    $ 74,602
     Matures on November 15, 2005 -- 6 3/4%               74,193          --
Sinking fund debentures -- 7 3/8%                             --      13,950
FIRST TENNESSEE BANK NATIONAL ASSOCIATION:
Notes payable to Federal Home Loan Bank:
     Matures on January 3, 1997 -- 7.95%                  25,000          --
     Matures on April 3, 1997 -- 7.95%                    25,000          --
     Matures on October 3, 1997 -- 8.05%                  10,000          --
     Principal payments of approximately $4,898,000,
          $5,279,000, and $1,382,000 due 1996, 1997,
          and 1998, respectively -- 7.50%                 11,559          --
     Matures on January 29, 1999 -- 7.95%                 15,000          --
     Matures on June 30, 1999 -- One month LIBOR + .05%
          (5.7375% and 6.175% at December 31, 1995 and
          1994, respectively)                             20,000      20,000
     Monthly payments of approximately $17,000 due
          through November 1, 2009 -- 8.10%                2,783       2,984
Industrial development bond payable to
          City of Alcoa, Tennessee -- 6.50%;
          payment of $400,000 due 1999                       400         500
CLEVELAND BANK AND TRUST COMPANY:
Industrial development bond payable to City of
          Cleveland, Tennessee -- 65% of prime (5.525%
          and 5.520% at December 31, 1995 and 1994,
          respectively); monthly payments of
          approximately $29,000 due through 1999           1,390       1,735
----------------------------------------------------------------------------
             Total                                      $260,017    $113,771
============================================================================

     Annual principal repayment requirements for the years 1996 through 2000 approximate $5,446,000, $65,827,000, $1,930,000, $110,946,000, and $200,000,
respectively. Total repayment requirements for 2001 through 2009 are approximately $76,783,000.
     Subordinated capital notes were issued on June 10, 1987, at 10.375 percent with interest payable on June 1 and December 1 of each year. At maturity, the notes will be exchanged for capital securities having a market value equal to the principal amount of the notes. First Tennessee may elect to pay the principal amount in cash, in whole or in part, from designated proceeds. Subordinated capital notes were also issued on November 9, 1995, at 6.75 percent with interest payable on May 15 and November 15 of each year beginning on May 15, 1996. Proceeds from this issuance were used to purchase First Tennessee common stock and redeem the outstanding sinking fund debentures.
     A portion of the long-term debt issued by the parent company was downstreamed to FTBNA to support asset growth and improve bank capital ratios. The bank previously issued $75,000,000 in notes to the parent company corresponding to the subordinated capital notes issued in 1987. Interest rate and maturity terms are identical to the corporate debt. The subordinated capital notes meet bank regulatory capital guidelines.

NOTE 13 -- SAVINGS, PENSION AND OTHER EMPLOYEE BENEFITS

SAVINGS PLAN.   Substantially all employees of First Tennessee and its
subsidiaries participate in a contributory savings plan in conjunction with a flexible benefits plan. First Tennessee contributes during the year into each eligible employee's flexible benefits plan account an amount based on length of service and an amount based on a percentage of the employee's salary, as determined by a committee of the board of directors. The employees may then direct that all or a portion of the contribution be allocated to their savings plan accounts. Employees may also make pre-tax and after-tax personal contributions to the savings plan. Pre-tax contributions invested in First Tennessee's common stock are matched at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's salary. Employer contributions to the flexible benefits plan were as follows:

(Dollars in thousands)                                          1995      1994       1993
-----------------------------------------------------------------------------------------
Flexible benefits contributions:
  Performance dollars                                     $    4,675  $  4,144  $   3,937
  Service dollars                                              1,866     1,758      1,716
-----------------------------------------------------------------------------------------
       Total                                                   6,541     5,902      5,653
Company matching contribution                                  3,455     2,374      1,976
-----------------------------------------------------------------------------------------
       Total employer contribution                        $    9,996  $  8,276  $   7,629
=========================================================================================

     The figures in the table above include 1995 flexible benefit contributions and company matching contributions for employees of CBI, Peoples, and FIC, companies acquired by First Tennessee during 1995. Also during 1995, First Tennessee acquired Carl I. Brown. The 1994 totals include HCMC and CBT, companies acquired by First Tennessee during 1994. Also during 1994, First Tennessee acquired Planters, SNMC, and Emerald. Emerald was merged into SNMC. Each of these companies sponsored a savings, thrift, or ESOP plan.
     Community First Bank Profit Sharing Trust is a 401(k) savings plan. This plan was frozen effective as of the acquisition. Expense for this plan was $3,000 for the period preceding the acquisition date of February 24, 1995. For the years ended December 31, 1994 and 1993, the expense was $258,000 and $122,000 respectively. In 1995, the Community First Bank Profit Sharing Trust was merged into the First Tennessee Savings Plan.
     The Peoples Bank of Senatobia Profit Sharing Plan is a 401(k) savings plan. This plan was frozen effective as of the acquisition. No further employee or employer contributions are being made into this plan. Expense for this plan was $13,000 for the period preceding the acquisition date of April 1, 1995.
     The First National Bank of Springdale 401(k) Profit Sharing Plan was frozen as of the acquisition. No further employee or employer contributions are being made into this plan. Expense for this plan was $14,000 for the period preceding the acquisition date of October 1, 1995.
     The Carl I. Brown and Company Employee Savings Trust is a 401(k) savings plan. This plan was frozen as of December 31, 1995. No further employee or employer contributions are being made into this plan. Expense under this plan was $134,000, $ 145,000, and $91,000 for the years ended December 31, 1995,
1994, and 1993, respectively.
     The HCMC Profit Sharing Trust is a 401(k) savings plan. This plan was frozen effective as of the acquisition. No further employee or employer contributions are being made into this plan. In 1994, expense for this plan was $28,000 for the two months preceding the acquisition date of March 1, 1994. For the year ended December 31, 1993, the expense for this plan was $165,000.
     The CBT Retirement Plan was a thrift plan for all eligible employees. Expense for this plan in 1994 was $75,000 for the period preceding the acquisition date of March 16, 1994. For the year ended December 31, 1993, the expense for this plan was $298,000. Effective as of the merger, CBT's retirement plan was terminated. In accordance with the plan and with ERISA, all amounts credited to the plan became fully vested and nonforfeitable.
     Planters' Retirement Plan is an Employee Stock Ownership Plan. The benefits provided under the plan are funded by employer contributions to eligible employees. Expense for this plan was $29,000 and $45,000 for the years ended December 31, 1994 and 1993, respectively. This plan was terminated in 1994.
     SNMC began sponsoring on April 1, 1993, the SNMC Savings Plan, a defined contribution plan which covered substantially all its employees. The SNMC Savings Plan was frozen as of December 31, 1995. No further employee or employer contributions are being made into this plan. Expense under this plan was $621,000, $650,000, and $600,000 for years ended December 31, 1995, 1994, and 1993, respectively.
     Emerald's 401(k) Savings Plan was frozen effective as of the acquisition. Also, Emerald's Profit Sharing Plan was terminated effective as of the acquisition. In accordance with the Profit Sharing Plan and with ERISA, all amounts credited to the plan became fully vested and nonforfeitable.

PENSION PLAN. Substantially all employees of First Tennessee and its subsidiaries participate in a noncontributory, defined benefit pension plan. Effective January 1, 1992, the annual funding is based on an actuarially determined amount using the entry age cost method. Prior to 1992, the funding was determined actuarially using the unit credit cost method. As of January 1, 1986, First Tennessee adopted SFAS No. 87, "Employers'Accounting for Pensions." At the date of adoption, the projected benefit obligation of the First Tennessee National Corporation Pension Plan was $40,093,000 and plan assets at fair value were $51,139,000, resulting in an unrecognized net asset of $11,046,000. The unrecognized net asset is being amortized over 17 years, the remaining average service life of the eligible employees at implementation date.
    The annual pension expense was $278,000 in 1995, $2,993,000 in 1994, and $882,000 in 1993.
    The components of net periodic pension cost were as follows:

(Dollars in thousands)                                          1995      1994       1993
------------------------------------------------------------------------------------------
Service cost-benefits earned
  during the year                                         $    5,210 $   6,792  $   4,522
Interest cost on projected
  benefit obligation                                           6,907     6,459      5,683
Return on plan assets                                        (27,516)     (676)    (8,847)
Net amortization and deferral                                 15,677    (9,582)      (476)
------------------------------------------------------------------------------------------
       Net periodic pension cost                          $      278 $   2,993  $     882
==========================================================================================

    The following table sets forth the plan's funded status at December 31:

(Dollars in thousands)                                                   1995        1994
------------------------------------------------------------------------------------------
Plan assets at fair value                                            $ 150,685  $ 110,574
Actuarial present value of projected
  benefit obligation*                                                  108,215     83,648
------------------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                                                    42,470     26,926
Unrecognized net (gain)/loss from past
  experience different from that assumed
  and effects of changes in assumptions                                     72      4,752
Prior service cost not yet recognized in
  net periodic pension cost                                              3,138      1,194
Unrecognized net transitional asset                                     (3,240)    (3,700)
------------------------------------------------------------------------------------------
       Prepaid pension cost
         recognized in the Consolidated
         Statements of Condition                                     $  42,440  $  29,172
==========================================================================================

*At December 31, 1995 and 1994, respectively, the actuarial present values of the accumulated benefit obligation were $86,495,000 and $60,026,000, of which vested benefits were $84,302,000 and $57,769,000. The accumulated benefit obligation excludes projected future increases in compensation.

    The discount rate and weighted-average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25 percent and 4.7 percent, respectively, in 1995 and 8.5 percent and 4.8 percent, respectively, in 1994. The expected long-term rate of return on assets was 10 percent for 1995 and 9.5 percent for 1994.
    FIC sponsored the First National Bank of Springdale Pension Plan and Trust, which is a defined benefit pension plan. This plan was frozen as of the acquisition. No further employer contributions are being made into this plan. This plan will be merged into the First Tennessee plan. Participants employed at the time of the acquisition will receive vesting and benefit service credit in the First Tennessee plan from their original date of hire by FIC.

OTHER EMPLOYEE BENEFITS. In November 1992, FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." It requires the recognition of the obligation for benefits to former and inactive employees after employment but before retirement. Those benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits, workers' compensation, job training and counseling, and continuation of benefits such as health care and life insurance coverage. On January 1, 1994, First Tennessee adopted SFAS No. 112 with the recognition of $2.3 million of pre-tax postemployment benefits related to prior service rendered and rights vested. Total expense recognized in 1995 and 1994 was $1.9 million and $2.5 million, respectively.
     First Tennessee adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. This statement requires that the expected cost of providing postretirement benefits be recognized in the financial statements during the employee's active service period.

     First Tennessee provides postretirement medical insurance to full-time employees retiring under the provisions of the First Tennessee Pension Plan. The postretirement medical plan is contributory with retiree contributions adjusted annually. In 1992, First Tennessee made significant changes to the postretirement medical plan for future retirees. The revised plan is based on criteria that are a combination of the employee's age and years of service and utilizes a two-step approach. For any employee retiring on or after January 1, 1995, First Tennessee will contribute a fixed amount based on years of service and age at time of retirement.
     The following table sets forth the plans' funded status reconciled to the amount shown in the Consolidated Statements of Condition at December 31:

(Dollars in thousands)                                                    1995       1994
------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
     Retirees                                                        $ (14,236) $ (15,039)
     Actives                                                            (8,948)    (5,886)
------------------------------------------------------------------------------------------
          Total  APBO                                                  (23,184)   (20,925)
Plan assets at fair value                                               11,055     10,637
------------------------------------------------------------------------------------------
APBO in excess of plan assets                                          (12,129)   (10,288)
Unrecognized:
     Net transition obligation                                          16,807     17,796
     Prior service cost                                                     44         47
     Prepaid benefit cost                                                 (394)      (868)
------------------------------------------------------------------------------------------
          Prepaid postretirement benefit cost                        $   4,328  $   6,687
==========================================================================================

     Net periodic postretirement benefit cost for the periods ending December 31 included the following components:

(Dollars in thousands)                                          1995      1994       1993
------------------------------------------------------------------------------------------
Service cost                                              $      427 $     556  $     434
Interest cost on APBO                                          1,762     1,578      1,582
Actual return on assets                                       (1,867)     (864)      (388)
Amortization of transition obligation over 20 years              989       989        989
Total of other components                                      1,048       172       (292)
------------------------------------------------------------------------------------------
          Net periodic postretirement benefit cost        $    2,359 $   2,431  $   2,325
==========================================================================================

     For measurement purposes, in 1995 the annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10.75 percent decreasing evenly to a rate of 5.75 percent by the year 2000 and remaining at that level thereafter. In 1994, the annual rate of increase was assumed to be 13 percent decreasing evenly to a rate of 7 percent by the year 2000 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The following table illustrates the effect of increasing the assumed health care cost trend rate by 1 percent.

                                                             Current   Increased  Percent
(Dollars in thousands)                                        Trend     Trend     Change
----------------------------------------------------------------------------------------
APBO at December 31, 1995                                    $23,184   $24,688     6.5+
Service and interest cost                                      2,189     2,320     6.0+
----------------------------------------------------------------------------------------

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent in 1995 and 8.5 percent in 1994. The funding policy for the plan is to fund the maximum amount allowable under the current tax regulations. Plan assets consist primarily of equity and fixed income securities. The trust holding the plan assets for employees that had retired prior to January 1, 1993, is subject to federal income taxes at a 35 percent rate. The expected long-term rate of return on plan assets before income taxes was 6.5 percent for 1995 and 1994. The trust holding the plan assets for all other First Tennessee employees, actives and those retired since 1992, is not subject to federal income taxes. The expected long-term rate of return on plan assets before income taxes was 10 percent for 1995 and 9.5 percent for 1994.
     In 1995, medical plan expense based on claims incurred was $8,673,000 for 5,304 active participants. Medical plan expense in 1994 was $9,841,000 for 5,400 active participants. The 1993 medical plan expense was $8,195,000 for 5,187 active participants. First Tennessee does not currently provide group life insurance upon retirement; however, seven employees, most of whom retired prior to August 1, 1963, are currently provided coverage totaling $125,000. Group life insurance expense based on benefits incurred was $783,000 for 7,744 participants in 1995; $1,088,000 for 6,413 participants in 1994; and $1,132,000 for 6,408 participants in 1993.

NOTE 14 -- SHAREHOLDER PROTECTION RIGHTS AGREEMENT
In September 1989, First Tennessee adopted a Shareholder Protection Rights Agreement and distributed a dividend of one right on each outstanding share of common stock held on September 18, 1989, or issued thereafter and prior to the time the rights separate. Until a person or group acquires 10 percent or more of First Tennessee's common stock or commences a tender offer that will result in such person or group owning 10 percent or more of First Tennessee's common stock, the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $38.34 which has been adjusted for the two-for-one stock split on February 16, 1996.
        If any person or group acquires 10 percent or more of First Tennessee's common stock, then each right (other than rights beneficially owned by holders of 10 percent or more of the common stock or transferees thereof, which rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of First Tennessee common stock or participating preferred stock having a market value of twice the exercise price. Also, if First Tennessee is involved in a merger or sells more than 50 percent of its assets or earning power, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the acquiring company having a market value of twice the exercise price. If any person or group acquires between 10 percent and 50 percent of First Tennessee's common stock, First Tennessee's Board of Directors may, at its option, exchange one share of First Tennessee common stock or one one-hundredth of a share of participating preferred stock for each right. The rights will expire on the earliest of one of the following three times: the time of the exchange described in the preceding sentence; September 18, 1999; or the date the rights are redeemed as described in the following sentence. The rights may be redeemed by the board of directors for $0.0033 per right prior to the day when any person or group acquires 10 percent or more of First Tennessee's common stock.

NOTE 15 -- STOCK OPTION, RESTRICTIVE STOCK INCENTIVE,
           AND DIVIDEND REINVESTMENT PLANS
At its January meeting, the board of directors authorized a two-for-one split of First Tennessee's common stock. The shares were distributed February 16, 1996, to shareholders of record on February 2, 1996. Share and per share amounts in the accompanying text and table have been adjusted for the split.

STOCK OPTION PLANS.     In 1995, First Tennessee's shareholders approved a new
stock option plan that provides for the granting of non-qualified and incentive stock options to all employees of First Tennessee. The Plan authorizes the issuance of 3,000,000 shares. The Plan is designed to give employees a proprietary interest in First Tennessee. The options granted under this Plan allow for the purchase of First Tennessee's common stock at a price equal to its fair market value at the date of grant; however, the exercise price may be less than fair market value if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price must equal the fair market value on the date of grant. Options for 1,062,800 shares were granted in 1995. These options are exercisable three years from the date of grant and expire ten years from the date of grant. The plan also provides for the grant of Stock Appreciation Rights (SARs) exercisable for the economic appreciation of the stock in the form of cash and/or stock. No SARs have been granted under this plan.
         Also approved in 1995 was the Non-Employee Directors' Deferred Compensation Stock Option Plan. Under this plan options of 450,000 shares may be granted to non-employee members of the Board of Directors electing to receive them in lieu of retainer/fees. Options for 69,036 shares were granted during 1995.
         First Tennessee also has a stock option plan, approved in 1990, which provides for the granting of both non-qualified and incentive stock options to key executives and employees. The options granted under this plan allow for the purchase of First Tennessee's common stock at a price equal to its fair market value at the date of grant; however, the exercise price may be less than fair market value if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price must equal the fair market value on the date of grant. In 1995, options for 54,612 shares were granted in lieu of compensation and options for 9,000 shares were granted where the exercise price was equal to the market value on the date of grant under this Plan. In 1994, options for 27,648 shares were granted in lieu of compensation and options for 1,057,846 shares were granted where the exercise price was equal to the market value on the date of grant under the Plan. The plan also provides for the grant of SARs exercisable for the economic appreciation of the stock in the form of cash and/or stock. No SARs have been granted under this plan.
         Under a stock option plan established in 1984, similar to the aforementioned 1990 Plan, stock options and SARs may no longer be granted; however, options for 785,196 shares remained outstanding at the end of 1995.
In addition, there were 46,292 SARs outstanding under this Plan at the end of 1995. Total stock appreciation rights expense associated with fluctuations in the market value of First Tennessee stock was $26,000, $6,000, and $67,000 for the years 1995, 1994, and 1993, respectively.
         In November 1991, the First Tennessee Board of Directors approved the Bank Advisory Director Deferral Plan for FTBNA's regional advisory board members. Options are awarded to those electing to receive them in lieu of attendance fees. Options for 15,720 and 14,348 shares were granted during 1995 and 1994, respectively.
         On February 24, 1995, First Tennessee acquired CBI which had a stock option plan that provided for the granting of stock options to certain key employees. All outstanding options were exercised prior to the acquisition. Options for 127,804 shares were outstanding at December 31, 1994.

RESTRICTED STOCK INCENTIVE PLANS.     First Tennessee has authorized a total of
855,000 shares of its common stock for awards under its 1983 and 1989 restricted stock incentive plans for executive employees who have a significant impact on the profitability of First Tennessee. Shares awarded under the plans are subject to risk of forfeiture during a restriction period determined by a committee of the board of directors. All shares have been awarded under the 1983 Plan, subject to restrictions which lapsed in 1995. Each award under the 1983 Plan provides for supplemental cash payments when the restrictions lapse. No shares were granted under the 1989 Plan in 1995 or 1994. At
December 31, 1995, the 1989 Plan had 3,252 shares available to be awarded.
         In 1992, First Tennessee's shareholders approved the 1992 Restricted Stock Incentive Plan for awards to executive employees who have a significant impact on the profitability of First Tennessee. The Plan authorized the issuance of 660,000 shares. In addition, the Plan provides for 3,000 shares of restricted stock to be granted to each new non-employee director upon election to the Board with restrictions lapsing at 300 shares per year over the 10 years following the grant. One officer was granted 8,200 restricted shares in 1995. In 1994, 96,000 restricted shares were granted. At December 31, 1995, the 1992 Plan had 484,912 shares available to be awarded.
         Compensation expense related to these plans was $1,165,000, $1,374,000, and $1,586,000 for the years 1995, 1994, and 1993, respectively.

The summary of stock option and restricted stock activity is shown below:

                                                                             Weighted
                                                                   Exercise   Average
                                        Available     Options       Price    Exercise
                                        for Grant   Outstanding   Per Share    Price
-------------------------------------------------------------------------------------
JANUARY 1, 1994,
AS ORIGINALLY REPORTED                  1,357,972   1,139,910   $10.40-34.29  $23.29
Adjustments for
  two-for-one stock split               1,357,972   1,139,910
Adjustments for
  pooling of interests                                158,008
                                       ----------   ---------
JANUARY 1, 1994, RESTATED               2,715,944   2,437,828   $ 5.20-17.15  $11.35
Options granted                        (1,099,842)  1,116,844   $ 9.50-22.32  $19.66
Restricted stock incentive awards         (96,000)
Stock options exercised                              (324,232)  $ 5.20-17.15  $ 8.70
SARs exercised                                           (200)  $11.09        $11.09
Unissued options lapsed                   (59,818)
Restricted stock canceled                   2,700
Stock options canceled                     55,114     (57,436)  $ 6.94-20.13  $13.80
                                        ---------   ---------
DECEMBER 31, 1994                       1,518,098   3,172,804   $ 6.94-22.32  $14.50
                                        =========   =========
Options exercisable                                 1,399,302   $ 6.94-17.15  $10.47
------------------------------------------------------------------------------------
JANUARY 1, 1995                         1,518,098   3,172,804   $ 6.94-22.32  $14.50
Options granted                        (1,211,168)  1,211,168   $10.19-27.82  $20.64
Restricted stock incentive awards          (8,200)
Shares authorized                       3,450,000
Stock options exercised                              (439,372)  $ 6.94-20.13  $11.05
Unissued options lapsed                    (9,914)
Stock options canceled                    260,366    (260,366)  $ 8.34-21.13  $20.49
                                       ----------   ---------
DECEMBER 31, 1995                       3,999,182   3,684,234   $ 8.19-27.82  $16.50
                                       ==========   =========
Options exercisable                                 1,653,598   $ 8.19-25.63  $12.40
------------------------------------------------------------------------------------


DIVIDEND REINVESTMENT PLAN.     The Dividend Reinvestment and Stock Purchase
Plan, originally adopted in 1979, was amended in 1995 to authorize the sale of 600,000 additional shares of First Tennessee's common stock from authorized but unissued common stock or from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends and optional cash payments of $25 to $10,000 per quarter. The number of shares of common stock now authorized totals 1,000,000. In 1988, First Tennessee began purchasing these shares on the open market. The price of the shares purchased directly from First Tennessee is the mean between the high and low sales price on the investment date. The price of shares purchased on the open market is the average price paid.

NOTE 16 -- INCOME TAXES
The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)                        1995        1994        1993
---------------------------------------------------------------------------
Current:
  Federal                                  $46,502     $55,435   $  58,573
  State                                      8,059       9,325       9,275
Deferred:
  Federal                                   29,734      (3,272)     (2,276)
  State                                      3,774        (794)        282
Tax law rate change                             --          --        (405)
---------------------------------------------------------------------------
       Total                               $88,069     $60,694   $  65,449
===========================================================================

  The effective tax rates for 1995, 1994, and 1993, were 34.82 percent, 29.21 percent and 37.36 percent, respectively. Income tax expense was different than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)                        1995        1994        1993
----------------------------------------------------------------------------
Federal income tax rate                         35%         35%         35%
----------------------------------------------------------------------------
Tax computed at statutory rate             $88,535     $72,712     $61,263
Increase/(decrease) resulting from:
    Tax-exempt interest                     (2,922)     (2,989)     (3,808)
    State income taxes                       7,691       6,059       5,363
    Adjustment of prior years'
      estimated liabilities                 (5,675)     (5,883)         --
    Valuation allowance                         --      (8,038)      6,128
    Charitable foundation                       --      (2,921)         --
    Tax law rate changes                        --          --        (405)
    Other                                      440       1,754      (3,092)
----------------------------------------------------------------------------
         Total                             $88,069     $60,694     $65,449
============================================================================

  A deferred tax asset or liability is recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The temporary differences which gave rise to these deferred tax (assets)/liabilities at December 31, 1995, were as follows:

                                           Deferred      Deferred
(Dollars in thousands)                      Assets      Liabilities    Total
------------------------------------------------------------------------------
Depreciation                               $     --      $ 4,628     $   4,628
Loss reserves                               (36,264)          --       (36,264)
Originated mortgage servicing rights             --       22,299        22,299
Investments in debt and equity securities        --        6,736         6,736
Employee benefits                                --        6,119         6,119
Purchase accounting adjustments                  --        4,510         4,510
Intangible assets                                --        5,600         5,600
Lease operations                                 --        3,728         3,728
Hedging transactions                             --        4,453         4,453
Net operating loss carryforwards             (7,499)          --        (7,499)
Other                                        (2,822)       5,601         2,779
-------------------------------------------------------------------------------
Net deferred tax (asset)/liability at
  end of year                              $(46,585)     $63,674     $  17,089
===============================================================================

NOTE 17 -- BUSINESS SEGMENT INFORMATION
The following information is presented to comply with the business segment requirements of SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." First Tennessee has several specialty lines of business which include mortgage banking and the bond division. The mortgage banking operations consist of units which originate loans, primarily to securitize and sell, and service mortgages. The bond division distributes certain securities and loans to its customer base. For purposes of this disclosure, all of the other specialty lines of business are included in the banking group.
     Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented.
     The following table reflects the approximate amounts of consolidated revenue, expense, and assets for the three years ended December 31, for each segment:

                           Banking     Mortgage       Bond
(Dollars in thousands)      Group       Banking     Division   Consolidated
---------------------------------------------------------------------------
1995
Interest income         $   735,377   $   59,718   $ 27,433   $    822,528
Interest expense            371,238       33,093     27,544        431,875
--------------------------------------------------------------------------
     Net interest
          income            364,139       26,625       (111)       390,653
Other revenues              200,380      213,369     82,814        496,563
Other expenses              380,007      195,419     58,833        634,259
--------------------------------------------------------------------------
     Pre-tax income     $   184,512   $   44,575   $ 23,870   $    252,957
==========================================================================
Identifiable assets     $10,559,010   $1,168,010   $349,862   $ 12,076,882
--------------------------------------------------------------------------

1994
Interest income         $   615,048   $   61,026   $ 24,984   $    701,058
Interest expense            253,757       28,642     24,198        306,597
--------------------------------------------------------------------------
     Net interest
          income            361,291       32,384        786        394,461
Other revenues              193,677      187,584     77,478        458,739
Other expenses              376,770      210,185     58,483        645,438
--------------------------------------------------------------------------
     Pre-tax income     $   178,198   $    9,783   $ 19,781   $    207,762
==========================================================================
Identifiable assets     $ 9,838,270   $  772,410   $322,269   $ 10,932,949
--------------------------------------------------------------------------

1993
Interest income         $   583,853   $   50,600   $ 17,770   $    652,223
Interest expense            229,330       29,957     16,853        276,140
--------------------------------------------------------------------------
     Net interest
          income            354,523       20,643        917        376,083
Other revenues              158,558      139,838     91,525        389,921
Other expenses              358,670      168,865     63,304        590,839
--------------------------------------------------------------------------
     Pre-tax income     $   154,411   $   (8,384)  $ 29,138   $    175,165
==========================================================================
Identifiable assets     $ 8,832,189   $1,533,675   $434,880   $ 10,800,744
--------------------------------------------------------------------------

     Capital expenditures and depreciation and amortization occurred primarily in the banking group. Capital expenditures were $38,545,000, $40,045,000, and $35,216,000 for the years ended December 31, 1995, 1994, and 1993, respectively. Depreciation and amortization was $68,944,000, $56,118,000, and $74,202,000 for 1995, 1994, and 1993, respectively.

NOTE 18 -- OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the normal course of business, First Tennessee enters into transactions involving financial instruments that are subject to credit and market risks but are not required to be reflected on the balance sheet. First Tennessee utilizes these financial instruments, which include credit commitments and other off-balance sheet financial instruments, in order to meet the financial needs of its customers and to manage its own exposure to fluctuations in interest rates.

RISKS

         Credit risk is the possibility that a loss might occur from the failure of a counterparty to perform according to the terms of a transaction. Currently, First Tennessee enters into financial instrument transactions through national exchanges, primary dealers, or approved counterparties. Whenever possible mutual margining agreements are used to limit potential exposure. The credit risk associated with exchange-traded futures contracts is limited to the relevant clearing house. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. The credit exposure is limited to the amount of the fair value of the instrument rather than the notional amount. Options written do not expose First Tennessee to credit risk, except to the extent of the underlying risk associated with any financial instrument that First Tennessee may be obligated to acquire under certain written put options.
         Settlement Risk is an underlying risk when the financial instrument obligates First Tennessee to acquire and/or deliver under a contract but the counterparty fails to meet its obligations. First Tennessee believes its credit and settlement procedures reduce these risks.
         Market risk is the possibility that future changes in market rates or prices might decrease the value of First Tennessee's position. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance sheet hedges are aggregated, and the resulting net positions are identified.

CONTROLS

         First Tennessee follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.
         The use of financial instruments is monitored by management's Asset/Liability Committee (ALCO). The primary objective of ALCO is to manage market and interest rate risk by controlling and limiting the degree of earnings volatility attributable to changes in interest rates. Counterparty credit limits are reviewed and revised periodically by ALCO, in conjunction with senior credit officers, for each operating unit. In addition, controls and monitoring procedures for these instruments have been established and are routinely revised. First Tennessee has no financial instruments with leverage features.

OFF-BALANCE SHEET CREDIT COMMITMENTS

         Commitments to Extend Credit are agreements to lend to a customer at a future date that generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
         Commercial and Standby Letters of Credit are conditional commitments issued by First Tennessee to guarantee the performance of a customer to a third party. The credit risk involved in issuing commercial and standby letters of credit is essentially the same as that involved in extending loan facilities to customers.
         At December 31, 1995 and 1994, First Tennessee's outstanding off-balance sheet credit commitments included the following, which represented the maximum credit exposure associated with these instruments:

(Dollars in millions)                                    1995     1994
----------------------------------------------------------------------
Commitments to extend credit:
    Consumer credit card lines                         $1,596   $1,735
    Consumer home equity                                  249      199
    Commercial real estate and
       construction and land development                  330      257
    Mortgage banking                                      569      753
    Other                                               1,381    1,237
Commercial and standby letters of credit                  255      216
----------------------------------------------------------------------

         Mortgage Loans Sold with Recourse First Tennessee has sold certain mortgage loans with an agreement to repurchase the loans upon default. As of December 31, 1995 and 1994, the outstanding principal amount of these loans was $682.1 million and $607.7 million, respectively. Credit risk, to the extent of recourse, totaled approximately $421.0 million and $312.3 million at December 31, 1995 and 1994, respectively. A reserve has been established in order to cover any future defaults. These loans are reviewed on a regular basis to ensure that reserves are adequate to provide for foreclosure losses. The reserve was $14.1 million and $11.3 million at December 31, 1995 and 1994, respectively.

OTHER OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

         First Tennessee enters into a variety of off-balance sheet financial instruments as part of its boker/dealer operations and for purposes other than broker/dealer operations. These other activities include interest rate risk management and meeting customer needs.

HELD OR ISSUED FOR PURPOSES OTHER THAN BROKER/DEALER OPERATIONS

         Interest Rate Risk Management Activities First Tennessee uses off-balance sheet financial instruments primarily to hedge potential fluctuations in income or market values as part of its overall asset/liability management and mortgage banking hedging strategies. As a result of interest rate fluctuations, these financial instruments will develop unrealized gains or losses that mitigate changes in the underlying hedged portion of the balance sheet. These off-balance sheet financial instruments when utilized effectively are designed to moderate the impact on earnings as interest rates move up or down. ALCO policy prohibits positions to generate speculative earnings.
         Other Activities First Tennessee enters into fixed and variable rate loan commitments with customers. Fixed rate loan commitments and variable rate loan commitments with contract rate adjustments that lag changes in market rates are financial instruments with characteristics similar to option contracts.
         The following tables set forth the notional or contractual amounts and related fair values for First Tennessee's off-balance sheet financial instruments at December 31, 1995 and 1994, for both interest rate risk management and other activities. First Tennessee's maximum exposure resulting from these off-balance sheet financial instruments at December 31, 1995 and 1994, is represented by the fair value amounts.

HELD OR ISSUED FOR PURPOSES OTHER THAN BROKER/DEALER OPERATIONS
AT DECEMBER 31

                                                 1995                  1994
                                          -----------------     -----------------
                                          Notional     Fair     Notional     Fair
(Dollars in millions)                       Value     Value       Value     Value
---------------------------------------------------------------------------------
INTEREST RATE RISK MANAGEMENT ACTIVITIES:
Interest rate swap agreements:
   Receive fixed/pay floating -
     amortizing                            $378.2    $(1.3)    $  550.0   $(33.3)
   Basis swap                                   -        -      1,000.0    (35.3)
Interest rate forward contracts:
   Mortgage banking
     commitments to sell                    952.1     (4.5)       447.8
   Mortgage banking
     commitments to buy                         -        -        (22.6)
---------------------------------------------------------------------------------
     Net position                           952.1     (4.5)       425.2       .7*
Interest rate option contracts:
   Mortgage banking put option
     purchased                               32.0      (.3)        13.0        -
   Mortgage banking call option
     purchased                                  -        -          6.0        -
---------------------------------------------------------------------------------

*Only net position available.

Mortgage banking loan commitments have an additional off-balance sheet value resulting from originated mortgage servicing rights of approximately $4.1 million at December 31, 1995.

HELD OR ISSUED FOR PURPOSES OTHER THAN BROKER/DEALER OPERATIONS
AT DECEMBER 31

                                           1995               1994
                                     ----------------   -----------------
                                     Notional    Fair   Notional     Fair
(Dollars in millions)                 Value     Value     Value     Value
-------------------------------------------------------------------------
OTHER ACTIVITES:
Loan commitments                    $4,123.6    $4.7   $4,180.3     $2.8
Commercial and Standby letters
    of credit                          254.7     3.2      216.4      2.7
Foreign exchange contracts:
   Contracts to buy                      (.5)               (.3)
   Contracts to sell                      .3                 .2
-------------------------------------------------------------------------
      Net position                       (.2)      -        (.1)       -
Interest rate option contracts:
   Written option contracts                -       -       (2.8)       -
   Purchased option contracts              -       -        2.8        -
-------------------------------------------------------------------------

         Interest Rate Swaps The rate sensitive position of a bank can be altered either by holding fixed rate debt instruments in the securities portfolio and/or by holding certain off-balance sheet financial instruments. During the fourth quarter of 1993 and beginning of 1994, First Tennessee lengthened the maturity of its prime rate loans and thus restructured the asset sensitive position created from the mortgage company acquisitions by executing index amortizing swaps. With these swaps First Tennessee receives a fixed interest rate and pays a floating rate applied to an amortizing notional principal amount. The notional total of the index amortizing swaps held by First Tennessee is $378.2 million. Approximately 74 percent of these have a final maturity in the fourth quarter of 1996 and the remainder have a final maturity in 1997. All of these have the opportunity to be called in 1996. As of December 31, 1995 and 1994, respectively, these swaps had depreciated market values of $1.3 million and $33.3 million.
         At December 31, 1994, First Tennessee had a $1 billion notional principal swap (basis swap). This swap was terminated in 1995 in order to restructure the rate sensitive position and limit the loss going forward in a rising rate scenario. As of December 31, 1995, deferred losses from terminated swap transactions were $6.9 million and will be amortized through May 1996.
         The following information illustrates the maturities, indices, and weighted average rates received on the interest rate swaps used by First Tennessee in its interest rate risk program as of December 31, 1995:

                                          Final Maturity In
                                          -----------------
 (Dollars in millions)                       1996     1997     Total
--------------------------------------------------------------------
AMORTIZING SWAPS:
   Notional value                            $280      $98     $378*
   Weighted average
      rate received                          4.58%    5.59%    4.84%
--------------------------------------------------------------------

* All have the opportunity of being called in 1996.
First Tennessee pays either 3 month or 6 month LIBOR depending on the contractual arrangements.

         Interest Rate Forward Contracts Forward contracts are commitments for delayed delivery of securities or financial instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. These obligations are generally short-term in nature. Risks arise from the possible inability of counterparties to meet the terms of the contracts and from movements in the instruments' value and interest rates. The contractual amounts significantly exceed the future cash requirements, since First Tennessee has the ability to offset open positions prior to settlement.
         The mortgage banking companies use forward contracts to hedge interest rates between the time the mortgage loan is committed to the customer and the time it is funded and securitized. Mortgage banking is committed to deliver mortgage loans under mandatory forward sales agreements. Such agreements may be filled with mortgage loans held for sale, mortgage loans purchased, or mortgage loans in process.
         Interest Rate Options First Tennessee purchases interest rate options as a tool to manage interest rate risk in the mortgage banking operations. In a rising interest rate environment, purchased put option contracts give First Tennessee the right to sell mortgage loans to the seller of the option and are used to cover the uncertainty of more loan applications closing than expected.

HELD OR ISSUED FOR BROKER/DEALER OPERATIONS

         The bond division buys and sells mortgage securities, municipal bonds, and other securities that settle on a delayed basis as part of its broker/dealer operations. These are considered forward contracts. These transactions are measured at fair value, and gains or losses are recognized in earnings as they occur. Futures contracts are utilized by the bond division, from time to time, to manage exposure arising from the inventory position.
         First Tennessee's ALCO policy allows the bond division the ability to execute off-balance sheet derivative financial instruments. As shown in the table below, the bond division's 1994 swap position was offset with a combination of option and futures contracts.

HELD OR ISSUED FOR BROKER/DEALER OPERATIONS
1995

                                            At           For The Period Ended
                                        December 31            December 31
                                     ---------------     --------------------
                                                           Net       Average
                                     Notional   Fair      Gain/       Fair
 (Dollars in millions)                Value    Value     (Loss)       Value
-----------------------------------------------------------------------------
BROKER/DEALER ACTIVITIES:
Forward contracts:
   Commitments to buy:
        Gain position                $(268.9)  $  1.8
        Loss position                 (704.0)    (3.6)
   Commitments to sell:
        Gain position                  744.3      3.5
        Loss position                  278.8     (2.2)
-----------------------------------------------------------------------------
      Net position                      50.2      (.5)    $58.6      $(1.6)
Futures contracts:
     Contracts to buy                      -        -        .9          *
     Contracts to sell                     -        -       (.3)         *
-----------------------------------------------------------------------------
        Net position                       -        -        .6          *
Option contracts:
     Option contract written               -        -        .6          *
     Option contract purchased             -        -        .1          *
-----------------------------------------------------------------------------
        Net position                       -        -        .7          *
Interest rate swap - floating              -        -      (1.6)         *
-----------------------------------------------------------------------------
*Amount is less than $100,000.

HELD OR ISSUED FOR BROKER/DEALER OPERATIONS
1994

                                          At            For The Period Ended
                                        December 31            December 31
                                     ----------------   --------------------
                                                           Net    Average
                                     Notional   Fair       Gain/     Fair
 (Dollars in millions)                 Value    Value     (Loss)    Value
----------------------------------------------------------------------------
BROKER/DEALER ACTIVITIES:
Forward contracts:
   Commitments to buy                $(424.9)   $  .9
   Commitments to sell                 502.3     (1.7)
----------------------------------------------------------------------------
      Net position                      77.4      (.8)    $22.5      $ (.8)
Futures contracts:
   Contracts to buy                   (269.0)     (.6)      (.7)       (.2)
   Contracts to sell                       -        -        .7         .1
----------------------------------------------------------------------------
      Net position                    (269.0)     (.6)        -        (.1)
Option contracts:
   Option contract written            (235.0)     (.7)      (.9)       (.5)
   Option contract purchased             5.0        -        .5          -
----------------------------------------------------------------------------
      Net position                    (230.0)     (.7)      (.4)       (.5)
Interest rate swap:
   Receive fixed/pay floating           75.0      1.3       1.3         .7
----------------------------------------------------------------------------

NOTE 19 -- RESTRICTIONS ON DIVIDENDS AND
           INTERCOMPANY TRANSACTIONS
Dividends are paid by First Tennessee from its assets which are mainly provided by dividends from the subsidiaries. However, certain regulatory restrictions exist regarding the ability of the banking subsidiaries to transfer funds to First Tennessee in the form of cash dividends, loans, or advances. As of December 31, 1995, the banking subsidiaries had undivided profits of $610,313,000 of which $236,281,000 was available for distribution to First Tennessee as dividends without prior regulatory approval.
    Under Federal Banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the banks' capital stock and surplus, or $99,349,000 at December 31, 1995. There were no extensions of credit to the parent from its banking subsidiaries at December 31, 1995. Certain loan agreements and indentures also define other restricted trans-actions related to additional borrowings and public offerings of capital stock.

NOTE 20 -- OTHER INCOME AND OTHER EXPENSE
Following is detail concerning "All other income" and "All other expense" as presented in the Consolidated Statements of Income:

(Dollars in thousands)             1995      1994      1993
------------------------------------------------------------
ALL OTHER INCOME:
Check clearing fees             $ 17,585   $16,124   $14,569
Other service charges              7,709     7,334     9,296
Other                             29,859    26,006    21,303
------------------------------------------------------------
       Total                    $ 55,153   $49,464   $45,168
============================================================
ALL OTHER EXPENSE:
Supplies                        $ 11,866   $11,472   $10,312
Fed service fees                   9,489     8,544     7,778
Travel and entertainment           8,211    10,144     8,868
Foreclosed real estate             4,962     3,862     1,542
Contribution to charitable
  foundation                          --     9,379        --
Other                             40,829    44,760    46,683
------------------------------------------------------------
       Total                    $ 75,357   $88,161   $75,183
============================================================


NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instruments is disclosed to comply with SFAS No. 107, "Disclosure about Fair Value of Financial Instruments."
The following table presents estimates of fair value for First Tennessee's financial instruments recorded in the Consolidated Statements of Condition at December 31, 1995 and 1994:

                                                                            Impact
                                                   Book           Fair      Favorable/  Percent
(Dollars in thousands)                            Value          Value    (Unfavorable) Change
------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1995:
ASSETS:
Loans, net of unearned income:
     Floating                                    $3,162,016     $3,162,016  $       -         -
     Fixed                                        4,152,227      4,115,773    (36,454)      .88 -
     Nonaccrual                                      19,040         19,040          -         -
     Allowance for
          loan losses                              (112,567)      (112,567)         -         -
--------------------------------------------------------------------------------------
                    Total net loans               7,220,716      7,184,262    (36,454)      .50 -
Liquid assets                                       249,752        249,752          -         -
Mortgage warehouse loans held for sale              789,183        791,349      2,166       .27 +
Securities available for sale                     2,036,668      2,036,668          -         -
Securities held to maturity                          74,731         75,750      1,019      1.36 +
Nonearning assets                                   909,289        909,289          -         -
--------------------------------------------------------------------------------------
LIABILITIES:
Deposits:
     Defined maturity                            $3,402,206     $3,366,434  $  35,772      1.05 +
     Undefined maturity                           5,179,991      5,179,991          -         -
--------------------------------------------------------------------------------------
                    Total deposits                8,582,197      8,546,425     35,772       .42 +

Short-term borrowings                             1,760,745      1,760,745          -         -
Term borrowings                                     260,017        274,799    (14,782)     5.69 -
Other noninterest-
     bearing liabilities                            216,544        214,553      1,991       .92 +
--------------------------------------------------------------------------------------
AT DECEMBER 31, 1994:
ASSETS:
Loans, net of unearned income:
     Floating                                    $2,859,796     $2,856,298  $  (3,498)      .12 -
     Fixed                                        3,621,393      3,479,671   (141,722)     3.91 -
     Nonaccrual                                      16,853         16,853          -         -
     Allowance for
          loan losses                              (109,859)      (109,859)         -         -
--------------------------------------------------------------------------------------
                    Total net loans               6,388,183      6,242,963   (145,220)     2.27 -
Liquid assets                                       425,689        425,689          -         -
Mortgage warehouse loans held for sale              515,407        516,520      1,113       .22 +
Securities available for sale                     1,166,738      1,166,738          -         -
Securities held to maturity                       1,004,177        951,444    (52,733)     5.25 -
Nonearning assets                                   870,615        870,615          -         -
--------------------------------------------------------------------------------------
LIABILITIES:
Deposits:
     Defined maturity                            $3,213,016     $3,186,387  $  26,629       .83 +
     Undefined maturity                           4,667,290      4,667,290          -         -
--------------------------------------------------------------------------------------
                    Total deposits                7,880,306      7,853,677     26,629       .34 +

Short-term borrowings                             1,810,039      1,810,038          1         -
Term borrowings                                     113,771        119,946     (6,175)     5.43 -
Other noninterest-
     bearing liabilities                            157,646        155,024      2,622      1.66 +
-------------------------------------------------------------------------------------------------

See Note 18 - Off-Balance Sheet Financial Instruments for information on the fair value of off-balance sheet financial instruments.

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

SHORT-TERM BORROWINGS. The fair value of federal funds purchased, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings is approximated by the book value. The fair value for Federal Home Loan Bank borrowings was determined using discounted future cash flows.

TERM BORROWINGS. The fair value for term borrowings is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted using the current yield to maturity for First Tennessee's outstanding term borrowings as quoted by Keefe, Bruyette and Woods, Inc.

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

NOTE 22 -- CONDENSED FINANCIAL INFORMATION
Following are condensed statements of the parent company:

STATEMENTS OF CONDITION                                         December 31
                                                        ---------------------------
(Dollars in thousands)                                          1995       1994
------------------------------------------------------------------------------------
Assets:
Cash                                                       $    1,732    $    892
Securities purchased from subsidiary
  bank under agreements to resell                              72,868      88,814
------------------------------------------------------------------------------------
       Total cash and cash equivalents                         74,600      89,706
Investment in bank time deposits                                  100           -
Securities held to maturity                                         -       5,012
Securities available for sale                                   1,515       1,465
Notes receivable--long-term                                    75,000      75,000
Investments in subsidiaries at equity:
    Bank                                                      924,916     758,829
    Non-bank                                                   11,263      13,605
Other assets                                                   29,572      26,850
------------------------------------------------------------------------------------
       Total assets                                        $1,116,966    $970,467
====================================================================================
Liabilities and shareholders' equity:
Commercial paper and other
  short-term borrowings                                    $   49,401    $ 67,820
Accrued employee benefits
  and other liabilities                                        45,372      39,082
Term borrowings                                               148,969      88,660
------------------------------------------------------------------------------------
       Total liabilities                                      243,742     195,562
Shareholders' equity                                          873,224     774,905
------------------------------------------------------------------------------------
       Total liabilities and
         shareholders' equity                              $1,116,966    $970,467
====================================================================================


STATEMENTS OF INCOME                                    Year Ended December 31
                                              ---------------------------------------
(Dollars in thousands)                                1995         1994        1993
-------------------------------------------------------------------------------------
Dividend income:
  Bank                                             $ 97,791     $ 65,086    $ 42,425
  Non-bank                                            3,982        1,197           -
-------------------------------------------------------------------------------------
      Total dividend income                         101,773       66,283      42,425
Interest income                                       9,950        9,687       9,423
Management fees                                           -       19,166      18,611
Other income                                            248          103         320
-------------------------------------------------------------------------------------
       Total income                                 111,971       95,239      70,779
-------------------------------------------------------------------------------------
Interest expense:
  Short-term debt                                     2,395        1,296         927
  Term borrowings                                     9,569        8,898       9,157
-------------------------------------------------------------------------------------
       Total interest expense                        11,964       10,194      10,084
Compensation, employee benefits, and
  other expense                                      15,685       19,143      19,030
-------------------------------------------------------------------------------------
       Total expense                                 27,649       29,337      29,114
-------------------------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  net income of subsidiaries                         84,322       65,902      41,665
Applicable income taxes                              (6,825)         803      (1,284)
-------------------------------------------------------------------------------------
Income before equity in
  undistributed net income
  of subsidiaries                                    91,147       65,099      42,949
Equity in undistributed net
  income of subsidiaries:
    Bank                                             73,073       79,912      65,120
    Non-bank                                            668        2,057       1,647
-------------------------------------------------------------------------------------
Net income                                         $164,888     $147,068    $109,716
=====================================================================================


STATEMENTS OF CASH FLOWS                                 Year Ended December 31
                                             ----------------------------------------
(Dollars in thousands)                                1995         1994        1993
-------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                         $164,888     $147,068    $109,716
  Less undistributed net income
    of subsidiaries                                  73,741       81,969      66,767
-------------------------------------------------------------------------------------
Income before undistributed
  net income of subsidiaries                         91,147       65,099      42,949
Adjustments to reconcile income
  to net cash provided by
  operating activities:
      Provision for deferred income taxes               (17)         (45)     (1,228)
      Depreciation and amortization                   1,926        2,328       2,429
      Gain on disposal of fixed assets                 (225)           -           -
      Net (increase)/decrease in:
        Interest receivable                             184         (117)        291
        Other assets                                 (4,226)        (245)       (657)
      Net increase/(decrease) in:
        Interest payable                                580           39        (329)
        Other liabilities                             3,497        1,354       2,944
-------------------------------------------------------------------------------------
           Total adjustments                          1,719        3,314       3,450
-------------------------------------------------------------------------------------
           Net cash provided by
             operating activities                    92,866       68,413      46,399
-------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Proceeds from maturity of
  investment securities                               5,000           20       5,000
Proceeds from sale of
  premises and equipment                              1,608            -           -
Payments for purchase of:
  Investment securities                                (202)        (400)     (5,715)
  Investment in bank time deposits                     (100)           -           -
  Premises and equipment                               (426)      (1,139)       (539)
Net decrease in loans                                     -            -      25,046
Return of investments                                   151           66          13
Investment in subsidiaries                            2,656       (1,462)       (971)
Cash received from acquisitions                      22,063            -           -
-------------------------------------------------------------------------------------
         Net cash provided/(used) by
           investing activities                      30,750       (2,915)     22,834
-------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from exercise
  of stock options                                    4,977        2,777       2,046
Proceeds from issuance of
  subordinated capital notes                         74,183            -           -
Payments for:
  Term borrowings                                   (13,950)        (850)    (37,476)
  Cash dividends                                    (62,694)     (40,314)    (50,730)
  Equity distributions related to acquisitions          (23)         (47)          -
  Repurchase of common stock                       (122,796)     (24,211)     (4,797)
Increase/(decrease) in borrowings                   (18,419)      35,538      10,427
-------------------------------------------------------------------------------------
         Net cash used by
           financing activities                    (138,722)     (27,107)    (80,530)
-------------------------------------------------------------------------------------
         Net increase/(decrease) in cash
           and cash equivalents                     (15,106)      38,391     (11,297)
-------------------------------------------------------------------------------------
         Cash and cash equivalents
           at beginning of year                      89,706       51,315      62,612
-------------------------------------------------------------------------------------
         Cash and cash equivalents
           at end of year                          $ 74,600     $ 89,706    $ 51,315
=====================================================================================
Total interest paid                                $ 11,281     $ 10,119    $ 10,377
Total income taxes paid                              42,400       56,923      55,869
-------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of First Tennessee National Corporation:

     We have audited the accompanying consolidated statements of condition of First Tennessee National Corporation (a Tennessee corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee National Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 1995, in confromity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1995, the Company changed its method of accounting for mortgage servicing rights.




Memphis, Tennessee,                                  Arthur Andersen LLP
January 16, 1996.

SELECTED FINANCIAL DATA                                                                   First Tennessee National Corporation
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions except per share data)       1995          1994          1993          1992          1991          1990
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY INCOME STATEMENTS
   Interest income                            $   822.5    $    701.1    $    652.2    $    644.3    $    686.0    $    710.7
   Less interest expense                          431.8         306.6         276.1         298.7         388.9         439.3
-------------------------------------------------------------------------------------------------------------------------------
   Net interest income                            390.7         394.5         376.1         345.6         297.1         271.4
   Provision for loan losses                       20.6          17.2          36.5          45.2          60.7          71.2
-------------------------------------------------------------------------------------------------------------------------------
   Net interest income after
      provision for loan losses                   370.1         377.3         339.6         300.4         236.4         200.2
   Noninterest income                             496.5         458.7         389.9         255.3         206.7         173.1
-------------------------------------------------------------------------------------------------------------------------------
   Adjusted gross income after
      provision for loan losses                   866.6         836.0         729.5         555.7         443.1         373.3
   Noninterest expense                            613.6         628.2         554.4         406.1         343.7         295.8
-------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                     253.0         207.8         175.1         149.6          99.4          77.5
   Applicable income taxes                         88.1          60.7          65.4          56.9          27.6          20.0
-------------------------------------------------------------------------------------------------------------------------------
   Net income                                 $   164.9    $    147.1    $    109.7    $     92.7    $     71.8    $     57.5
===============================================================================================================================
COMMON STOCK DATA
   Net income per common share                $    2.42    $     2.15    $     1.61    $     1.44    $     1.14    $      .90
   Cash dividends declared per common share         .97           .87           .75           .63           .57           .55
   Year-end book value per common share           13.00         11.37         10.52          9.58          9.16          8.54
   Closing price of common stock per share:
     High                                        30 7/8        23 7/8        23 1/2         19          13 13/16        9
     Low                                         19 5/8        18 11/16      18 1/16        13 3/16      7  3/16        6
     Year-end                                    30 1/4        20 3/8        19 1/4         18 3/8      13 13/16        7 9/16
   Dividends/price                              3.1-4.9 %     3.6-4.6 %      3.2-4.2 %     3.3-4.8 %    4.1-7.9 %     6.1-9.1 %
   Dividends/earnings                              40.1          40.5          46.6          43.8          50.0          61.1
   Closing price/earnings                          12.5 x         9.5 x        12.0 x        12.8 x        12.1 x         8.4 x
   Market capitalization                      $ 2,032.1    $  1,388.5    $  1,319.8    $  1,241.6    $    875.3    $    478.8
   Average shares outstanding (thousands)        68,025        68,442        68,146        64,354        63,346        64,142
   Period-end shares outstanding (thousands)     67,178        68,148        68,560        67,572        63,368        63,316
   Volume of shares traded (thousands)           65,648        46,692        50,972        42,788        31,428        17,240
-------------------------------------------------------------------------------------------------------------------------------
SELECTED AVERAGE BALANCES
   Total assets                               $11,359.5    $ 10,579.8    $  9,982.4    $  8,911.5    $  8,188.6    $  7,741.2
   Total loans*                                 7,593.3       6,752.3       5,611.7       4,887.2       4,666.7       4,542.7
   Investment securities                        2,161.0       2,248.7       3,015.3       2,803.9       1,981.3       1,671.0
   Earning assets                              10,094.7       9,406.2       8,953.6       8,112.9       7,469.3       7,031.4
   Deposits                                     8,132.4       7,714.4       7,186.0       7,030.2       6,579.2       6,142.6
   Term borrowings                                208.9         101.8         102.8         132.8         131.4         132.2
   Shareholders' equity                           822.8         759.5         684.1         622.5         559.4         530.3
-------------------------------------------------------------------------------------------------------------------------------
SELECTED PERIOD-END BALANCES
   Total assets                               $12,076.9    $ 10,932.9    $ 10,800.7    $  9,749.4    $  9,296.7    $  8,024.5
   Total loans*                                 8,122.5       7,013.4       6,823.6       5,105.1       4,870.6       4,678.0
   Investment securities                        2,111.4       2,170.9       2,364.3       3,214.0       2,672.9       1,761.6
   Earning assets                              10,483.6       9,610.1       9,511.8       8,806.4       8,162.3       7,189.4
   Deposits                                     8,582.2       7,880.3       7,602.7       7,365.6       7,218.3       6,461.1
   Term borrowings                                260.0         113.8          92.0         133.8         131.2         131.6
   Shareholders' equity                           873.2         774.9         721.1         647.6         580.7         540.7
-------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
   Return on average equity                       20.04 %       19.36 %       16.04 %       14.88 %       12.84 %       10.85 %
   Return on average assets                        1.45          1.39          1.10          1.04           .88           .74
   Net interest margin                             3.92          4.25          4.27          4.36          4.12          4.07
   Allowance for loan losses to loans*             1.39          1.57          1.62          2.02          2.00          1.99
   Net charge-offs to average loans*                .27           .27           .53           .81          1.41          1.06
   Average equity to average assets                7.24          7.18          6.85          6.99          6.83          6.85
   Average tangible equity to average
      tangible assets                              6.36          6.38          6.28          6.38          6.34          6.47
   Average equity to average net loans            11.00         11.44         12.43         13.01         12.25         11.90
-------------------------------------------------------------------------------------------------------------------------------
RETURN TO SHAREHOLDERS
   Stock appreciation                              48.5 %         5.8 %         4.8 %        33.0 %        82.6 %        (9.0)%
   Dividend yield                                   4.8           4.5           4.1           4.6           7.5           6.6
   Annual return                                   53.3          10.3           8.9          37.6          90.1          (2.4)
-------------------------------------------------------------------------------------------------------------------------------

  * Net of unearned income.
  The notes to consolidated financial statements should be read in conjunction with this table. Common stock data reflects the 1996 two-for-one stock split.

CONSOLIDATED HISTORICAL PERFORMANCE STATEMENTS OF INCOME (Unaudited)                     First Tennessee National Corporation
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                            Growth Rates (%)
(Dollars in millions except                                                                               -------------------
   per share data)                                     1995     1994     1993     1992     1991     1990   95/94      95/90
-----------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans:
  Commercial                                         $264.4   $211.6   $178.7   $180.4   $214.4   $234.7    25.0 +     2.4 +
  Consumer                                            206.0    166.8    128.1    114.6    116.9    121.4    23.5 +    11.2 +
  Mortgage warehouse loans held for sale               54.7     56.0     44.9     15.7      8.7      8.5     2.3 -    45.1 +
  Permanent mortgage                                   52.1     44.0     45.9     59.0     64.3     60.8    18.4 +     3.0 -
  Credit card receivables                              65.5     56.6     51.1     53.2     53.0     46.2    15.7 +     7.2 +
  Real estate construction                             23.0     11.4      7.3      6.0     13.1     25.4   101.8 +     2.0 -
Investment securities:
  Taxable                                             130.9    128.9    175.8    187.1    150.7    130.7     1.6 +       -
  Tax-exempt                                            4.6      5.2      7.2      8.7     11.9     15.2    11.5 -    21.3 -
Other earning assets:
  Investments in bank time deposits                      .2       .2       .2      2.5     23.3     30.4       -      63.4 -
  Federal funds sold and securities
    purchased under agreements to resell                8.5      7.6      3.7      6.8     20.2     25.4    11.8 +    19.7 -
  Broker/dealer securities inventory                   12.6     12.8      9.3     10.3      9.5     12.0     1.6 -     1.0 +
--------------------------------------------------------------------------------------------------------
        Total interest income                         822.5    701.1    652.2    644.3    686.0    710.7    17.3 +     3.0 +
--------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Deposits:
  Checking/Interest                                     7.7      9.2     10.8     12.7     16.1     16.8    16.3 -    14.4 -
  Savings                                              10.8     13.4     15.4     17.5     20.5     20.9    19.4 -    12.4 -
  Money market account                                 88.1     56.5     43.5     52.7     73.3     78.8    55.9 +     2.3 +
  Certificates of deposit under
    $100,000 and other time                           167.8    122.0    117.3    147.3    191.0    207.9    37.5 +     4.2 -
  Certificates of deposit
    $100,000 and more                                  30.6     18.7     16.2     20.5     33.1     41.2    63.6 +     5.8 -
Federal funds purchased and
  securities sold under
  agreements to repurchase                             80.9     40.5     29.2     22.5     31.7     47.2    99.8 +    11.4 +
Commercial paper and other
  short-term borrowings                                25.7     35.6     33.6     13.7     10.3     12.6    27.8 -    15.3 +
Federal Reserve Bank penalties                          2.2      1.1       .5       .7      1.0      1.3   100.0 +    11.1 +
Term borrowings                                        18.0      9.6      9.6     11.1     11.9     12.6    87.5 +     7.4 +
--------------------------------------------------------------------------------------------------------
        Total interest expense                        431.8    306.6    276.1    298.7    388.9    439.3    40.8 +      .3 -
--------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                   390.7    394.5    376.1    345.6    297.1    271.4     1.0 -     7.6 +
Provision for loan losses                              20.6     17.2     36.5     45.2     60.7     71.2    19.8 +    22.0 -
--------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                           370.1    377.3    339.6    300.4    236.4    200.2     1.9 -    13.1 +
--------------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Mortgage banking                                      212.6    187.3    138.9     33.5     17.6     19.5    13.5 +    61.3 +
Bond division                                          82.8     77.5     91.5     80.3     68.6     41.7     6.9 +    14.7 +
Deposit transactions and cash management               71.0     64.2     58.4     53.9     46.3     40.2    10.6 +    12.0 +
Cardholder and merchant processing                     37.0     31.4     28.5     26.6     25.8     22.3    17.8 +    10.6 +
Trust services                                         35.6     28.9     26.5     23.8     21.0     18.0    23.2 +    14.6 +
Equity securities gains/(losses)                        3.2     24.2      (.5)      .3      (.7)    (1.0)   86.8 -    38.4 +
Debt securities gains/(losses)                          (.8)    (4.3)     1.4     (1.5)       -      (.9)   82.5 +     3.6 +
All other                                              55.1     49.5     45.2     38.4     28.1     33.3    11.5 +    10.6 +
--------------------------------------------------------------------------------------------------------
        Total noninterest income                      496.5    458.7    389.9    255.3    206.7    173.1     8.2 +    23.5 +
--------------------------------------------------------------------------------------------------------
ADJUSTED GROSS INCOME AFTER
  PROVISION FOR LOAN LOSSES                           866.6    836.0    729.5    555.7    443.1    373.3     3.7 +    18.3 +
--------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation, incentives,
  and benefits                                        340.5    349.8    308.6    214.3    177.6    154.9     2.6 -    17.1 +
Operations services                                    38.8     33.7     28.7     24.3     21.9     18.5    15.2 +    15.9 +
Occupancy                                              37.9     34.1     27.7     24.7     22.0     20.6    11.0 +    13.0 +
Equipment rentals, depreciation,
  and maintenance                                      31.8     29.2     22.2     17.5     14.0     12.9     9.1 +    19.8 +
Communications and courier                             29.9     30.7     24.8     18.0     16.5     14.6     2.5 -    15.4 +
Amortization of mortgage servicing rights              15.0     14.9     25.5      4.5      1.4       .9      .3 +    74.8 +
Legal and professional fees                            13.4     13.7     11.3     11.4      8.3      6.6     2.5 -    15.1 +
Advertising and public relations                       13.0     10.7      8.0      6.2      4.9      4.5    21.5 +    23.6 +
Deposit insurance premium                               9.9     16.9     16.6     16.2     13.4      7.6    41.2 -     5.6 +
Amortization of intangible assets                       8.1      6.4      5.8      9.8      7.7      7.1    26.4 +     2.7 +
All other                                              75.3     88.1     75.2     59.2     56.0     47.6    14.5 -     9.7 +
--------------------------------------------------------------------------------------------------------
        Total noninterest expense                     613.6    628.2    554.4    406.1    343.7    295.8     2.3 -    15.7 +
--------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            253.0    207.8    175.1    149.6     99.4     77.5    21.8 +    26.7 +
Applicable income taxes                                88.1     60.7     65.4     56.9     27.6     20.0    45.1 +    34.5 +
--------------------------------------------------------------------------------------------------------
NET INCOME                                           $164.9   $147.1   $109.7   $ 92.7   $ 71.8   $ 57.5    12.1 +    23.5 +
========================================================================================================
FULLY TAXABLE EQUIVALENT ADJUSTMENT                  $  5.0   $  4.8   $  6.3   $  8.4   $ 10.9   $ 14.5     4.2 +    19.2 -
--------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                 $ 2.42   $ 2.15   $ 1.61   $ 1.44   $ 1.14   $  .90    12.6 +    21.9 +
--------------------------------------------------------------------------------------------------------

Certain previously reported amounts have been reclassified to agree with current presentation. Per share data reflects the 1996 two-for-one stock split.

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)                     First Tennessee National Corporation
------------------------------------------------------------------------------------------------------------------------------------
                                                                            1995                                  1994
                                                            ----------------------------------    ----------------------------------
                                                                           Interest   Average                    Interest   Average
(Fully taxable equivalent)                                    Average      Income/    Yields/       Average      Income/    Yields/
(Dollars in millions)                                         Balance      Expense     Rates        Balance      Expense     Rates
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
  Commercial                                                $ 3,148.4       $265.3      8.43%     $ 2,775.7       $212.4      7.65%
  Consumer                                                    2,367.1        206.0      8.70        2,082.6        166.8      8.01
  Mortgage warehouse loans held for sale                        706.1         54.7      7.75          767.9         56.0      7.29
  Permanent mortgage                                            658.4         52.1      7.91          557.5         44.0      7.90
  Credit card receivables                                       480.4         65.5     13.63          432.7         56.6     13.08
  Real estate construction                                      216.4         23.0     10.65          117.3         11.4      9.71
  Nonaccrual loans                                               16.5          1.4      8.48           18.6          1.3      7.25
------------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income                     7,593.3        668.0      8.80        6,752.3        548.5      8.12
------------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government agencies            2,004.3        125.9      6.28        2,063.4        122.8      5.95
  States and municipalities                                      81.4          7.0      8.63           84.3          7.8      9.26
  Other                                                          75.3          4.9      6.53          101.0          5.9      5.91
------------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                             2,161.0        137.8      6.38        2,248.7        136.5      6.07
------------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                3.1           .2      5.79            5.3           .2      3.88
  Federal funds sold and securities purchased
    under agreements to resell                                  157.5          8.5      5.42          191.9          7.6      3.97
  Broker/dealer securities inventory                            179.8         13.0      7.22          208.0         13.1      6.28
------------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                340.4         21.7      6.37          405.2         20.9      5.16
------------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                   10,094.7        827.5      8.20        9,406.2        705.9      7.50
Allowance for loan losses                                      (113.0)                               (113.1)
Cash and due from banks                                         659.0                                 659.7
Premises and equipment, net                                     166.0                                 149.1
Bond division receivables and other assets                      552.8                                 477.9
------------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                        $11,359.5       $827.5                $10,579.8       $705.9
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                         $   466.6       $  7.7      1.66%     $   518.8       $  9.2      1.77%
  Savings                                                       602.2         10.8      1.79          686.5         13.4      1.96
  Money market account                                        1,912.3         88.1      4.61        1,776.8         56.5      3.18
  Certificates of deposit under $100,000 and
     other time                                               2,872.6        167.8      5.84        2,529.4        122.0      4.82
  Certificates of deposit $100,000 and more                     531.9         30.6      5.75          460.2         18.7      4.06
------------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                         6,385.6        305.0      4.78        5,971.7        219.8      3.68
Federal funds purchased and securities sold
  under agreements to repurchase                              1,491.1         80.9      5.43        1,045.6         40.5      3.87
Commercial paper and other short-term borrowings                404.2         27.9      6.90          683.2         36.7      5.37
Term borrowings                                                 208.9         18.0      8.63          101.8          9.6      9.41
------------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                      8,489.8        431.8      5.09        7,802.3        306.6      3.93
Demand deposits                                               1,746.8                               1,742.7
Bond division payables and other liabilities                    300.1                                 275.3
Shareholders' equity                                            822.8                                 759.5
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity /
         Interest expense                                   $11,359.5       $431.8                $10,579.8       $306.6
====================================================================================================================================
Net interest income-tax equivalent basis / Yield                            $395.7      3.92%                     $399.3      4.25%
Fully taxable equivalent adjustment                                           (5.0)                                 (4.8)
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                         $390.7                                $394.5
====================================================================================================================================
Net interest spread                                                                     3.11%                                 3.57%
Effect of interest-free sources used to fund
   earning assets                                                                        .81                                   .68
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                     3.92%                                 4.25%
====================================================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total interest income.

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)                     First Tennessee National Corporation
------------------------------------------------------------------------------------------------------------------------------------
                                                                            1993                                  1992
                                                             ----------------------------------    ---------------------------------
                                                                           Interest   Average                    Interest   Average
(Fully taxable equivalent)                                    Average      Income/    Yields/       Average      Income/    Yields/
(Dollars in millions)                                         Balance      Expense     Rates        Balance      Expense     Rates
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
  Commercial                                                $2,435.3        $179.4      7.37%     $2,332.2        $182.9      7.84%
  Consumer                                                   1,524.9         128.1      8.40       1,231.8         114.6      9.30
  Mortgage warehouse loans held for sale                       615.3          44.9      7.29         188.8          15.7      8.29
  Permanent mortgage                                           527.4          45.9      8.70         643.2          59.0      9.17
  Credit card receivables                                      396.5          51.1     12.90         388.1          53.2     13.72
  Real estate construction                                      82.0           7.3      8.92          58.9           6.0     10.21
  Nonaccrual loans                                              30.3           1.8      5.86          44.2           1.5      3.48
-----------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income                    5,611.7         458.5      8.17       4,887.2         432.9      8.86
-----------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government agencies           2,679.9         160.8      6.00       2,224.4         154.3      6.94
  States and municipalities                                    109.2          10.8      9.92         127.2          13.0     10.26
  Other                                                        226.2          14.9      6.60         452.3          32.6      7.21
-----------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                            3,015.3         186.5      6.19       2,803.9         199.9      7.13
-----------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                               4.2            .2      3.84          40.6           2.5      6.08
  Federal funds sold and securities purchased
    under agreements to resell                                 142.0           3.7      2.63         222.8           6.8      3.05
  Broker/dealer securities inventory                           180.4           9.6      5.34         158.4          10.6      6.70
-----------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                               326.6          13.5      4.14         421.8          19.9      4.71
-----------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                   8,953.6         658.5      7.35       8,112.9         652.7      8.05
Allowance for loan losses                                     (109.6)                               (103.3)
Cash and due from banks                                        582.5                                 487.7
Premises and equipment, net                                    126.3                                 117.3
Bond division receivables and other assets                     429.6                                 296.9
-----------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                        $9,982.4        $658.5                $8,911.5        $652.7
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                         $  548.1        $ 10.8      1.97%     $  491.4        $ 12.7      2.59%
  Savings                                                      567.9          15.4      2.72         518.0          17.5      3.38
  Money market account                                       1,673.8          43.5      2.60       1,598.9          52.7      3.29
  Certificates of deposit under $100,000 and
     other time                                              2,439.4         117.3      4.81       2,621.5         147.3      5.62
  Certificates of deposit $100,000 and more                    414.0          16.2      3.91         472.7          20.5      4.34
-----------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                        5,643.2         203.2      3.60       5,702.5         250.7      4.40
Federal funds purchased and securities sold
  under agreements to repurchase                             1,029.0          29.2      2.84         691.7          22.5      3.26
Commercial paper and other short-term borrowings               724.5          34.1      4.70         251.1          14.4      5.75
Term borrowings                                                102.8           9.6      9.39         132.8          11.1      8.33
-----------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                     7,499.5         276.1      3.68       6,778.1         298.7      4.41
Demand deposits                                              1,542.8                               1,327.7
Bond division payables and other liabilities                   256.0                                 183.2
Shareholders' equity                                           684.1                                 622.5
-----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity /
         Interest expense                                   $9,982.4        $276.1                $8,911.5        $298.7
====================================================================================================================================
Net interest income-tax equivalent basis / Yield                            $382.4      4.27%                     $354.0      4.36%
Fully taxable equivalent adjustment                                           (6.3)                                 (8.4)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                         $376.1                                $345.6
====================================================================================================================================
Net interest spread                                                                     3.67%                                 3.64%
Effect of interest-free sources used to fund
   earning assets                                                                        .60                                   .72
-----------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                     4.27%                                 4.36%
====================================================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total interest income.

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)                     First Tennessee National Corporation
------------------------------------------------------------------------------------------------------------------------------------
                                                                           1991                                  1990
                                                             ----------------------------------    ---------------------------------
                                                                           Interest   Average                    Interest   Average
(Fully taxable equivalent)                                    Average      Income/    Yields/       Average      Income/    Yields/
(Dollars in millions)                                         Balance      Expense     Rates        Balance      Expense     Rates
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
  Commercial                                                $2,264.8        $217.4      9.60%     $2,199.2        $237.5     10.80%
  Consumer                                                   1,098.8         116.9     10.64       1,065.2         121.4     11.39
  Mortgage warehouse loans held for sale                        58.6           8.7     14.88          86.3           8.5      9.87
  Permanent mortgage                                           684.0          64.3      9.41         593.8          60.8     10.23
  Credit card receivables                                      370.4          53.0     14.31         313.7          46.2     14.73
  Real estate construction                                     123.8          13.1     10.59         224.6          25.6     11.42
  Nonaccrual loans                                              66.3           2.3      3.43          59.9           4.5      7.48
------------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income                    4,666.7         475.7     10.19       4,542.7         504.5     11.11
------------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government agencies           1,449.7         122.6      8.46       1,230.6         111.6      9.07
  States and municipalities                                    163.0          17.2     10.57         207.9          22.1     10.61
  Other                                                        368.6          28.0      7.58         232.5          18.9      8.14
------------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                            1,981.3         167.8      8.47       1,671.0         152.6      9.13
------------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                             331.3          23.3      7.03         358.8          30.4      8.49
  Federal funds sold and securities purchased
    under agreements to resell                                 365.2          20.2      5.52         323.5          25.4      7.86
  Broker/dealer securities inventory                           124.8           9.9      7.94         135.4          12.3      9.07
------------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                               821.3          53.4      6.50         817.7          68.1      8.34
------------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                   7,469.3         696.9      9.33       7,031.4         725.2     10.31
Allowance for loan losses                                     (100.0)                                (85.6)
Cash and due from banks                                        447.3                                 459.2
Premises and equipment, net                                    107.8                                  99.2
Bond division receivables and other assets                     264.2                                 237.0
------------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                        $8,188.6        $696.9                $7,741.2        $725.2
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                         $  414.5        $ 16.1      3.87%     $  395.0        $ 16.8      4.25%
  Savings                                                      420.1          20.5      4.88         399.3          20.9      5.24
  Money market account                                       1,401.4          73.3      5.23       1,208.7          78.8      6.52
  Certificates of deposit under $100,000 and
     other time                                              2,704.8         191.0      7.06       2,561.9         207.9      8.12
  Certificates of deposit $100,000 and more                    513.1          33.1      6.46         519.2          41.2      7.94
------------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                        5,453.9         334.0      6.12       5,084.1         365.6      7.19
Federal funds purchased and securities sold
  under agreements to repurchase                               598.1          31.7      5.30         632.0          47.2      7.47
Commercial paper and other short-term borrowings               147.7          11.3      7.68         144.0          13.9      9.66
Term borrowings                                                131.4          11.9      9.08         132.2          12.6      9.52
------------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                     6,331.1         388.9      6.14       5,992.3         439.3      7.33
Demand deposits                                              1,125.3                               1,058.5
Bond division payables and other liabilities                   172.8                                 160.1
Shareholders' equity                                           559.4                                 530.3
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity /
         Interest expense                                   $8,188.6        $388.9                $7,741.2        $439.3
====================================================================================================================================
Net interest income-tax equivalent basis / Yield                            $308.0      4.12%                     $285.9      4.07%
Fully taxable equivalent adjustment                                          (10.9)                                (14.5)
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                         $297.1                                $271.4
====================================================================================================================================
Net interest spread                                                                     3.19%                                 2.98%
Effect of interest-free sources used to fund
   earning assets                                                                        .93                                  1.09
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                                     4.12%                                 4.07%
====================================================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total interest income.

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)                 First Tennessee National Corporation
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                     Average Balance
(Fully taxable equivalent)                                                                           Growth Rates (%)
                                                                                       -----------------------------------------
(Dollars in millions)                                                                     95/94                       95/90
--------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
  Commercial                                                                            13.4   +                       7.4   +
  Consumer                                                                              13.7   +                      17.3   +
  Mortgage warehouse loans held for sale                                                 8.0   -                      52.3   +
  Permanent mortgage                                                                    18.1   +                       2.1   +
  Credit card receivables                                                               11.0   +                       8.9   +
  Real estate construction                                                              84.5   +                        .7   -
  Nonaccrual loans                                                                      11.3   -                      22.7   -
-------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income                                               12.5   +                      10.8   +
-------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government agencies                                       2.9   -                      10.2   +
  States and municipalities                                                              3.4   -                      17.1   -
  Other                                                                                 25.4   -                      20.2   -
-------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                                                        3.9   -                       5.3   +
-------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Investment in bank time deposits                                                      41.5   -                      61.3   -
  Federal funds sold and securities purchased
    under agreements to resell                                                          17.9   -                      13.4   -
  Broker/dealer securities inventory                                                    13.6   -                       5.8   +
-------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                                                        16.0   -                      16.1   -
-------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                                                               7.3   +                       7.5   +
Allowance for loan losses                                                                 .1   -                       5.7   +
Cash and due from banks                                                                   .1   -                       7.5   +
Premises and equipment, net                                                             11.3   +                      10.8   +
Bond division receivables and other assets                                              15.7   +                      18.5   +
-------------------------------------------------------------------------------------------------------------------------------
      Total assets / Interest income                                                     7.4   +                       8.0   +
===============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                                                     10.1   -                       3.4   +
  Savings                                                                               12.3   -                       8.6   +
  Money market account                                                                   7.6   +                       9.6   +
  Certificates of deposit under $100,000 and
     other time                                                                         13.6   +                       2.3   +
  Certificates of deposit $100,000 and more                                             15.6   +                        .5   +
-------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                                                    6.9   +                       4.7   +
Federal funds purchased and securities sold
  under agreements to repurchase                                                        42.6   +                      18.7   +
Commercial paper and other short-term borrowings                                        40.8   -                      22.9   +
Term borrowings                                                                        105.2   +                       9.6   +
-------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                                                 8.8   +                       7.2   +
Demand deposits                                                                           .2   +                      10.5   +
Bond division payables and other liabilities                                             9.0   +                      13.4   +
Shareholders' equity                                                                     8.3   +                       9.2   +
-------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity /
         Interest expense                                                                7.4   +                       8.0   +
===============================================================================================================================
Net interest income-tax equivalent basis / Yield
Fully taxable equivalent adjustment
-------------------------------------------------------------------------------------------------------------------------------
Net interest income
===============================================================================================================================
Net interest spread
Effect of interest-free sources used to fund
   earning assets
-------------------------------------------------------------------------------------------------------------------------------
Net interest margin
===============================================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total interest income.