Form 10-K, Exhibit 13
period 1996-12-31
FIRST TENNESSEE NATIONAL CORP
filed 1997-03-27
CIK 36966

EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS
====================================

                       OVERVIEW OF 1996 OPERATIONS

     Earnings for 1996 reflect the sixth consecutive year of record earnings for First Tennessee National Corporation (First Tennessee). Net income for the year increased 9 percent to $179.9 million from $164.9 million earned in 1995. Net income per share was $2.68 in 1996, up 11 percent from the $2.42 earned in 1995. Returns remained strong with 1.43 percent return on average assets and 20.05 percent return on average equity in 1996 compared with
1.45 percent and 20.04 percent, respectively, in 1995.

     Additional financial highlights in 1996 (which are detailed in the following financial discussion) include:
      * Noninterest income contributed 56 percent to total revenue and grew 17 percent
      * Mortgage banking led the increase in noninterest income with growth of 29 percent
      * Net interest income increased 15 percent, and the net interest margin improved to 4.13 percent from 3.92 percent
      * Asset quality remained strong with the nonperforming asset ratio declining to .35 percent
      * At year-end, First Tennessee was ranked in the top 50 bank holding companies in market capitalization with $2.5 billion and assets of $13.1 billion

     The acquisitions of Peoples Commercial Services Corporation (the parent company of Peoples Bank of Senatobia, Mississippi) and Financial Investment Corporation (the parent company of First National Bank of Springdale, Arkansas) which were completed in 1995, affect the comparability of financial information. These acquisitions were accounted for as purchases and their financials are only included from the dates of acquisition. Additional details regarding acquisitions can be found in Note 2 - Acquisitions. Information has been included related to these acquisitions in the following financial discussion to assist in making accurate comparisons.

     The following financial discussion should be read with the accompanying consolidated financial statements and notes. A glossary is included at the end of this section to assist with terminology. For purposes of this financial discussion, reference to the bond division includes First Tennessee Capital Assets Corporation, an affiliate of First Tennessee Bank National Association (FTBNA).

                        INCOME STATEMENT ANALYSIS
                          1996 COMPARED TO 1995

NONINTEREST INCOME
     Noninterest income, also called fee income, provides the majority of First Tennessee's revenue. During 1996, fee income, excluding securities gains and losses, increased 17 percent, from $490.2 million to $573.8 million, and in both 1995 and 1996 contributed 56 percent to total revenue. This high contribution level ranks First Tennessee fifth among bank holding companies in the nation for this ratio. Table 1 - Analysis of Noninterest Income provides six years of detail by category with growth rates.

MORTGAGE BANKING
     FT Mortgage Companies, an affiliate of FTBNA, both originates and services residential mortgage loans. After origination, mortgage loans are typically sold to investors, primarily in the secondary market, while the rights to service such loans are usually retained. Servicing rights permit the owner to collect fees for gathering and processing monthly mortgage payments. Mortgage banking fee income increased 29 percent in 1996, from $212.6 million to $274.3 million, due to the 44 percent growth in origination volume and 34 percent growth in the servicing portfolio.

     Income derived from the loan origination function increased 44 percent in 1996, from $59.6 million to $85.6 million, as FT Mortgage Companies originated $10.4 billion of mortgage loans in 1996 and ranked as one of the top 10 mortgage originators in the nation. In 1995, $7.2 billion of mortgage loans were originated. Refinance activity accounted for approximately 30 percent of total retail loan originations in 1996, compared with 22 percent in 1995. The record year of origination volume was also the leading driver for the 57 percent increase, from $62.8 million to $98.7 million, in income derived from the delivery of more mortgage loans into the secondary market and the creation of originated mortgage servicing rights.

     Mortgage servicing fee income increased 26 percent in 1996, from $54.8 million to $69.2 million. The mortgage servicing portfolio, which includes servicing for ourselves and others, totaled $22.3 billion at December 31, 1996, compared with $16.7 billion at December 31, 1995. The change in the portfolio during 1996 was created from originations of $10.4 billion, reductions from sales of servicing of $2.2 billion and principal reductions of $2.6 billion from payments received in the normal course of business. Revenues from the sale of mortgage servicing rights declined 41 percent in 1996, from $35.4 million to $20.8 million, as a result of a change in volume and mix of servicing sold. During 1996, First Tennessee sold $.4 billion less mortgage servicing rights than in 1995.

BOND DIVISION
     Bond division revenues increased 4 percent in 1996, from $82.8 million to $85.9 million. Bond division revenues are generated primarily from the purchase and sale of securities as both principal and agent. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff. Inventory is hedged to protect against movements in interest rates. Total securities bought and sold by the bond division increased 20 percent in 1996, from $182.0 billion to $217.8 billion. During 1996, the positive impact on fee income from customer base expansion and higher transaction volumes was lessened by several factors. Community banks, the bond division's primary customer base, experienced strong loan growth during the year thus reducing their investment security demands. In addition, with the expectation of higher interest rates, the mix of securities bought and sold by customers changed, unfavorably affecting profitability.

DEPOSIT TRANSACTIONS AND CASH MANAGEMENT
     Noninterest income from deposit transactions and cash management increased 6 percent in 1996, from $74.1 million to $78.2 million. These fees are generated from the sale of retail deposit and cash management products and services. The increase in 1996 was a result of the higher transaction volume due to both new product sales and an expanded customer base, as well as pricing changes. The growth in fees collected from retail and business customers was partially offset by the reduction in the FDIC premium in 1995 as these fees were no longer assessed to customers.

CARDHOLDER AND MERCHANT PROCESSING
     Fee income from cardholder and merchant processing, two separate divisions related to the credit card business, grew 21 percent in 1996, from $34.0 million to $41.3 million, due to an 18 percent increase in merchant processing volume, pricing structure changes and continued expansion of customer relationships.

TRUST SERVICES
     Trust services includes fees from the managed asset segment, corporate trust services and custodial services. During 1996, noninterest income from trust services grew 18 percent, from $31.4 million to $37.1 million, excluding the impact of an accounting change which added $4.2 million to 1995 fees. With this accounting change, the income growth as reported was 4 percent. Noninterest income from corporate trust services, an indenture trustee business that acts as trustee on public bond issues, declined 2 percent due to reductions in new debt issuance by municipalities. Fees from the sales of an annuity product previously sold through a third party vendor increased fee income $1.2 million in 1996. Managed trust assets, which include personal trust, employee benefits and investment management, grew 12 percent during 1996 and reached $5.8 billion on December 31, 1996, compared with $5.2 billion at December 31, 1995. Total trust assets, including funds of indenture trustee business and custodial account asset values, were $15.1 billion at the end of 1996 and $14.9 billion at the end of 1995.

SECURITIES GAINS/(LOSSES)
     In 1996, there were $2.7 million of net securities losses which included an equity securities loss of $3.0 million in the venture capital company's investment portfolio. During 1995, net security gains of $2.4 million were recorded which included $4.6 million of securities gains in the venture capital companies and securities losses related to the write-down of $3.6 million of securities that, in the opinion of management, had been permanently impaired.

ALL OTHER NONINTEREST INCOME
     All Other noninterest income grew 12 percent in 1996, from $51.0 million to $57.0 million. This category includes fees generated by check clearing, other service charges, foreclosure gains and electronic banking surcharges. Approximately 25 percent of the increase came from the implementation of a first-time surcharge to ATM users who were not First Tennessee customers. Other service charges are generated from banking services performed, but are not directly related to deposit transactions, such as fees for money orders, travelers checks, savings bonds, safe deposit box rentals, mutual fund services and safekeeping. During 1996, these fees grew 28 percent with the increase being spread over several of these categories.

EXCLUDING ACQUISITIONS
     As previously discussed, the method of accounting for acquisitions impacts the comparability of financial statements. Excluding Peoples Commercial Services Corporation, Financial Investment Corporation and securities gains and losses in both periods, growth in total noninterest income would have remained 17 percent.

NET INTEREST INCOME
     For purposes of this discussion, net interest income has been adjusted to a fully taxable equivalent (FTE) basis for certain tax-exempt loans and investments included in earning assets. Earning assets, including loans, have been expressed as averages, net of unearned income. Table 2 - Net Interest Income and Earning Assets provides net interest income and earning assets detail for the past three years. Table 4 - Analysis of Changes in Net Interest Income gives volume and rate detail by category.

     During 1996, net interest income increased 15 percent, from $395.7 million to $456.6 million, with earning assets increasing 10 percent, from $10.1 billion to $11.1 billion, from growth in commercial loans, consumer loans and mortgage loans held for sale. Total interest-bearing liabilities grew 12 percent, from $8.5 billion to $9.5 billion, for the year.

     The net interest spread increased 20 basis points reflecting lower liability costs and the steepening of the yield curve during 1996. The increase in mortgage servicing rights and share repurchase programs decreased interest-free sources and unfavorably impacted net interest margin (margin)
14 basis points. Consequently, the overall margin improved 21 basis points in 1996. Fifteen basis points of this annual improvement came from the expiration in May 1996 of amortization expense related to a basis swap entered into in May 1993.

     The margin is affected by the activity levels and related funding for First Tennessee's specialty lines of business, as these nonbank business lines typically produce different margins than traditional retail/commercial banking activities. Consequently, First Tennessee's consolidated margin cannot readily be compared to that of other bank holding companies. Table 3 - Net Interest Margin Composition provides a breakdown by business line of the impact on the consolidated margin for the past three years.

     The margin in the retail/commercial bank was diminished by the basis swap previously discussed. Excluding the basis swap, the margin in the retail/commercial bank was 4.31 percent in 1996, 4.12 percent in 1995 and
4.31 percent in 1994. Mortgage banking negatively impacts the margin because the spread between the rates on mortgage loans temporarily in the warehouse and the related short-term funding rates are significantly less than the comparable spread earned in the retail/commercial bank. As origination volume increases, the compression to margin also increases. The bond division also negatively impacts the margin because of its strategy to hedge inventory in the cash markets which effectively eliminates net interest income on these positions, but reduces the risk of large market losses due to interest rate movements.

        The balance sheet at December 31, 1996, was asset sensitive to interest rate movements and within First Tennessee's guideline limits, with $197 million more assets than liabilities scheduled to reprice within one year (1.8 percent of earning assets) as shown in Table 5 - Rate Sensitivity Analysis at believes that during 1997 the overall asset quality position will December 31, 1996. This point-in-time measurement indicates that over the course of a year a downward movement in rates may negatively impact the margin since assets will reprice faster than liabilities, while upward rate movements may favorably impact margin.

     With First Tennessee's existing balance sheet mix and the current interest rate environment, the retail/commercial bank's margin is expected to improve in 1997 as a result of the basis swap loss being fully amortized and through initiatives to lower the cost of interest-bearing liabilities. Going forward, the consolidated margin will continue to be influenced by the activity levels in the specialty lines of business.

EXCLUDING ACQUISITIONS
     Excluding Peoples Commercial Services Corporation and Financial Investment Corporation, growth in total net interest income would have been 13 percent.

PROVISION FOR LOAN LOSSES
     The provision for loan losses is the charge to operating earnings that management determines to be necessary to maintain the allowance for loan losses at an adequate level reflecting management's estimate of the risk of loss inherent in the loan portfolio. The provision for loan losses was $35.7 million in 1996 compared with $20.6 million in 1995. The increase in provision relates to a higher amount of allowance for loan losses commensurate with loan growth. In addition, given economic trends, the level of provision was increased to reserve for higher potential losses inherent in the loan portfolio. A more detailed discussion follows in the Asset Quality section.

NONINTEREST EXPENSE
     Noninterest expense, also called operating expense, increased 16 percent in 1996, from $609.7 million to $704.5 million, primarily because of growth in mortgage banking. Table 6 - Analysis of Noninterest Expense provides detail by category for the past six years with growth rates.

     Operating expense in the mortgage banking division, excluding one-time acquisition costs incurred in 1995, increased 31 percent, from $195.6 million to $256.0 million, and accounted for 64 percent of the overall expense growth. Mortgage banking expense growth was driven by a larger servicing portfolio and increased mortgage origination production costs which are primarily variable in nature. Excluding mortgage banking, overall operating expenses increased
8 percent during 1996.

     Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, increased 13 percent in 1996, from $340.5 million to $385.4 million. Personnel expense includes commissions paid in several lines of business, such as the bond division and mortgage banking. As the revenues increase or decrease in these business lines, the amount of commissions change accordingly. Personnel expense increased 23 percent in mortgage banking and 7 percent in the bond division during 1996.

     As a result of a larger servicing portfolio, amortization of capitalized mortgage servicing rights increased 74 percent, from $15.0 million to $26.0 million. The 48 percent reduction, from $9.9 million to $5.1 million, in deposit insurance premium expense includes the benefit of the reduction in the FDIC premium to zero at the beginning of 1996 with only minimal administrative costs being assessed to banks, partially offset by the one-time SAIF assessment discussed below. Advertising and public relations increased 36 percent, from $13.0 million to $17.6 million, from targeted promotional programs including home banking products such as Smart Phone Banking, Touchtone Banking, PC Banking and Internet Banking, as well as the introduction of customer loyalty programs.

     All Other expense consists of many smaller expense categories such as supplies, contract employment, travel and entertainment, Fed service fees, foreclosed real estate expenses, contributions and other. During 1996, All Other expense increased 37 percent, from $71.4 million to $97.8 million, with the growth in mortgage banking accounting for 83 percent of this increase.

EXCLUDING ACQUISITIONS, ONE-TIME ITEMS, ETC.
     On September 30, 1996, Federal legislation assessed a one-time fee to banks that own previously acquired thrift deposits. The pre-tax cost to First Tennessee of the one-time Savings Association Insurance Fund (SAIF) assessment was $3.8 million in the third quarter of 1996. Excluding this one-time SAIF assessment, the acquisitions of Peoples Commercial Services Corporation and Financial Investment Corporation, and the one-time acquisition costs incurred in 1995, the growth rate of total noninterest expense would have been 15 percent.

     Excluding personnel expense in Peoples Commercial Services Corporation, Financial Investment Corporation, and the commission-based businesses of mortgage banking and the bond division, personnel expense increased 6 percent in 1996.

                        INCOME STATEMENT ANALYSIS
                          1995 COMPARED TO 1994

     Earnings in 1995 reflected the fifth consecutive year of record earnings with net income of $164.9 million, an increase of 12 percent from $147.1 million earned in 1994. Earnings per share increased 13 percent from $2.15 in 1994 to $2.42 in 1995. Return on average assets improved to 1.45 percent in 1995 from
1.39 percent in 1994, and return on average equity improved to 20.04 percent in 1995 from 19.36 percent in 1994.

     Noninterest income, excluding securities gains and losses in both periods, increased 12 percent during 1995, from $436.2 million to $490.2 million. Mortgage banking contributed 47 percent of the growth in fee income between 1995 and 1994. During 1995, mortgage banking fee income increased 13 percent, from $187.3 million to $212.6 million, from increased origination volume and a larger servicing portfolio. Bond division fee income increased 7 percent in 1995, from $77.5 million to $82.8 million, as a result of expansion in the nonbank customer base. During 1995, deposit transactions and cash management grew 13 percent, from $65.8 million to $74.1 million; cardholder and merchant processing increased 12 percent, from $30.3 million to $34.0 million; and trust services grew 23 percent, from $28.9 million to $35.6 million. Accounting adjustments made in both trust services as well as deposit transactions and cash management in 1995 affect the comparability of these growth rates. Excluding these accounting adjustments, growth in both trust services as well as deposit transactions and cash management would have been 9 percent.

     In 1994, there were $24.3 million of equity securities gains which included $16.7 million realized as venture capital gains and $7.5 million of other equity securities gains. Debt securities losses included $5.0 million of losses resulting from securities being sold in the normal course of business.

      Net interest income, on a fully taxable equivalent basis, totaled
$395.7 million in 1995, down 1 percent, or $3.6 million, from 1994 due to compression in the net interest margin from 4.25 percent in 1994 to
3.92 percent in 1995. The compression in the net interest margin resulted from the negative impact of a $1 billion basis swap combined with the effect of repricing mismatches on First Tennessee's balance sheet and off-balance sheet positions from the extreme interest rate movements in 1994 and the flattening of the yield curve in 1995.

     The provision for loan losses increased 20 percent during 1995, to $20.6 million, from a historically low level of $17.2 million in 1994.

     Noninterest expense decreased 3 percent in 1995, from $625.7 million to $609.7 million. Personnel expense, the largest component, decreased 3 percent, from $349.8 million to $340.5 million, primarily from the benefit of operating efficiencies especially in mortgage banking with consolidation synergies. Deposit insurance decreased 41 percent in 1995, from $16.9 million to $9.9 million, as a result of a lower deposit rate assessment during the year. During 1995 and 1994, a number of one-time items occurred that affect the comparability of the periods. These one-time items included purchase acquisitions, acquisition expenses, accounting changes and charitable foundation contribution expenses. Excluding these items in 1995 and 1994, noninterest expense decreased 2 percent.

     The effective tax rate in 1995 was 34.8 percent compared with 29.2 percent in 1994. The lower tax rate in 1994 resulted from the elimination of a deferred tax valuation allowance related to an acquisition and the establishment of a charitable foundation. Without these items, the effective tax rate in 1994 would have been 34.3 percent.

                           BALANCE SHEET REVIEW

     At December 31, 1996, First Tennessee reported total assets of
$13.1 billion compared with $12.1 billion at the end of 1995 and $10.9 billion at the end of 1994. Average assets were $12.6 billion in 1996 compared with $11.4 billion in 1995 and $10.6 billion in 1994.

EARNING ASSETS
     Loans, investment securities and the mortgage warehouse are the primary earning assets. For purposes of this discussion, loans are expressed as averages, net of unearned income, unless otherwise noted. For 1996, earning assets averaged $11.1 billion compared with $10.1 billion for 1995 and $9.4 billion for 1994. Average earning assets were 88 percent of total average assets in 1996 and 89 percent of total average assets in both 1995 and 1994.

LOANS
     Loans grew 8 percent, or $584.9 million, during 1996 and 15 percent, or $902.8 million, during 1995. Loans represented 68 percent of earning assets in both 1996 and 1995 and 64 percent in 1994. Additional loan information is provided in Table 7 - Maturities of Loans at December 31, 1996, and Note 4 - Loans.

     Commercial loans continued as the single largest loan category and represented approximately 45 percent of total loans between 1994 and 1996
(45 percent in 1996 and 46 percent in both 1995 and 1994). During 1996, commercial loans grew 7 percent, or $235.1 million, compared with 13 percent, or $372.7 million, in 1995. The increase in commercial loans, influenced by strong economic growth in Tennessee, came from lending to small businesses and middle market companies in Tennessee and the Mid-South region.

     The consumer loan portfolio consists of real estate, automobile, student and other consumer installment loans that require periodic payments of principal and interest. The consumer loan portfolio represented approximately 35 percent of total loans between 1994 and 1996 (35 percent in 1996, 34 percent in 1995 and 35 percent in 1994). During 1996, consumer loans grew 10 percent, or $240.4 million, compared with 14 percent, or $284.5 million, in 1995. Growth in real estate loans, primarily secured by first and second liens on residential property, contributed significantly to the increase in the consumer loan portfolio. First Tennessee is active in originating second mortgages not only in Tennessee through FTBNA, but also outside this market through Gulf Pacific Mortgage, a division of FTBNA.

     The permanent mortgage portfolio includes certain mortgage loans that First Tennessee periodically decides to retain. The permanent mortgage portfolio represented approximately 9 percent of total loans between 1994 and 1996
(9 percent in 1996, 10 percent in 1995 and 9 percent in 1994). This portfolio of loans grew only $1.6 million in 1996 as new loans were securitized and sold and older loans paid down, and it grew 18 percent, or $100.9 million, in 1995 as management decided to retain additional loans.

     Between 1994 and 1996, credit card receivables (i.e., outstanding balances on credit card accounts) represented 7 percent of total loans. Credit card receivables increased 10 percent, or $49.8 million, in 1996 and increased
11 percent, or $47.7 million, during 1995. The increased use of debt by consumers led to this growth, while targeted promotional campaigns, cross-selling efforts and selective pricing programs helped retain customers during this intensely competitive period.

     The real estate construction loan portfolio represented approximately
3 percent of total loans between 1994 and 1996 (4 percent in 1996, 3 percent in 1995 and 2 percent in 1994). During 1996, this portfolio grew 27 percent, or $58.7 million, compared with 84 percent, or $99.1 million, in 1995. The increase during these periods is reflective of economic growth in Tennessee and favorable market conditions.

     Going forward, with the anticipated slow growth in the national and regional economies, First Tennessee expects to experience moderate loan growth. The permanent mortgage portfolio will continue to decline as loans are securitized and sold in the normal course of business. In the consumer-related loan portfolios, targeted promotional programs will help sustain growth, while the introduction of an automated credit scoring product for small business loans will help support commercial loan growth.

EXCLUDING ACQUISITIONS
     Excluding the acquisitions of Peoples Commercial Services Corporation and Financial Investment Corporation, total loan growth would have been 7 percent in 1996 and 14 percent in 1995.

INVESTMENT SECURITIES
     The investment portfolio consists principally of debt securities that First Tennessee uses as a source of income and liquidity, to balance interest rate risk with other categories of the balance sheet and to supply securities to pledge as required collateral for certain deposits. Table 8 - Maturities of Investment Securities at December 31, 1996, shows information pertaining to the composition, yields and maturities of the securities portfolio. Average investment securities increased 2 percent, or $42.3 million, in 1996 and decreased 4 percent, or $87.7 million, in 1995. Investment securities represented 20 percent of earning assets in 1996 compared with 21 percent in 1995 and 24 percent in 1994.

     The investment portfolio is classified into two categories: securities available for sale (AFS) and securities held to maturity (HTM). The securities portfolio totaled $2.2 billion at December 31, 1996. The majority of these securities were classified as AFS with an average life of 2.6 years. These securities consisted primarily of mortgage-backed securities, collateralized mortgage obligations (CMOs), U.S. Treasuries, U.S. government agencies and equities. At December 31, 1996, these securities had approximately $5.9 million of net unrealized gains that resulted in an increase in book equity of approximately $3.7 million, net of $2.2 million of deferred income taxes. At December 31, 1995, the AFS securities portfolio totaled $2.0 billion and had approximately $18.2 million of net unrealized gains that resulted in an increase in book equity of approximately $10.6 million, net of $7.6 million of deferred income taxes. At December 31, 1994, the AFS securities portfolio totaled
$1.2 billion and had approximately $39.7 million of net unrealized losses that resulted in a decrease in book equity of $24.3 million, net of a $15.4 million deferred income tax benefit.

     At December 31, 1996, the HTM securities (which were all municipal bonds), totaled $65.9 million and had an average life of 5.1 years. The HTM securities portfolio had a net unrealized gain at December 31, 1996, of $.8 million. At December 31, 1995, the securities classified as HTM totaled $74.7 million and had a net unrealized gain of $1.0 million, and at December 31, 1994, the HTM securities portfolio totaled $1.0 billion and had a net unrealized loss of $52.7 million. During 1995, accounting rules permitted banks to reclassify their AFS and HTM securities without adverse ramifications. This action is the reason for the change in the size of these two portfolios between 1994 and 1995.

     Corporate guidelines call for all securities purchased for the investment portfolio to be rated investment grade by Moody's Investors Service or Standard & Poor's. At December 31, 1996, First Tennessee was in compliance with these guidelines. Securities backed by the U.S. government and its agencies, both on a direct and indirect basis, represented 92 percent of the investment portfolio at December 31, 1996.

EXCLUDING ACQUISITIONS
     Excluding the acquisitions of Peoples Commercial Services Corporation and Financial Investment Corporation, average investment securities would have decreased 4 percent in 1996 and decreased 7 percent in 1995.

MORTGAGE LOANS HELD FOR SALE
     Mortgage loans held for sale (mortgage warehouse) are loans that have been originated and are awaiting securitization and/or delivery. These mortgages represented approximately 10 percent of total earning assets in 1996 compared with 7 percent in 1995 and 8 percent in 1994. During 1996, the mortgage warehouse averaged $1.1 billion and increased 50 percent, or $353.4 million, from 1995. During 1995, mortgage warehouse loans averaged $706.1 million and decreased 8 percent, or $61.8 million, from 1994. Since the mortgage warehouse loans are generally held in inventory for a short period of time (30 to 60 days), there may be significant differences between average and period-end balances. At year-end 1996, the mortgage warehouse totaled $787.4 million compared with $789.2 million and $515.4 million at year-end 1995 and 1994, respectively.

DEPOSITS, OTHER SOURCES OF FUNDS AND LIQUIDITY MANAGEMENT

DEPOSITS
     During 1996, core deposits grew 7 percent, or $509.3 million, and averaged $8.1 billion. This compares with growth of 5 percent, or $346.3 million, and an average balance of $7.6 billion in 1995. In 1994, these deposits averaged
$7.3 billion. Growth in 1996 came from expansion of First Tennessee's targeted market, the introduction of a new relationship-based deposit product, and the increase in customers related to electronic banking promotions and increased debit card usage.

     Interest-bearing core deposits grew 8 percent, or $440.1 million, during 1996 compared with 6 percent, or $342.2 million, in 1995. Noninterest-bearing demand deposits grew 4 percent, or $69.3 million, during 1996 and were relatively flat during 1995 with growth of $4.1 million.

OTHER SOURCES OF FUNDS
     Purchased funds averaged $2.9 billion for 1996, up 21 percent, or $516.8 million, from the previous year. This increase funded the growth in mortgage warehouse loans and other earning assets during 1996. Purchased funds increased 11 percent, or $238.2 million, during 1995. Purchased funds represented 26 percent of the corporation's funding (core deposits plus purchased funds and term borrowings) in 1996, 24 percent in 1995 and 23 percent in 1994. See Note 8 - Short-Term Borrowings for additional information.

     Term borrowings include senior and subordinated borrowings and advances with original maturities greater than one year. Term borrowings increased
21 percent, or $44.7 million, during 1996 compared with an increase of 105 percent, or $107.1 million, in 1995. During 1995, First Tennessee (the parent company) issued $75 million of 10-year subordinated debt. See
Note 11 - Term Borrowings for additional information.

EXCLUDING ACQUISITIONS
     Excluding Peoples Commercial Services Corporation and Financial Investment Corporation, growth in core deposits would have been 4 percent in 1996 and 3 percent in 1995; growth in interest-bearing core deposits would have been 5 percent in both 1996 and 1995; and noninterest-bearing demand deposits would have grown 2 percent in 1996 and would have decreased 1 percent in 1995. Excluding the acquisitions, growth in purchased funds would have been 19 percent in 1996 and 10 percent in 1995.

LIQUIDITY MANAGEMENT
     The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. The Asset/Liability Committee, a committee consisting of senior management that meets regularly, is responsible for managing these needs which take into account the marketability of assets; the sources, stability and availability of funding; and the level of unfunded commitments. Core deposits are First Tennessee's primary source of funding and one of the most stable sources of liquidity for a bank. In 1996, core deposits funded 73 percent of earning assets compared with 75 percent in 1995 and 77 percent in 1994. FTBNA enhanced its liquidity position during 1996 by establishing a $3 billion Bank Note program. Under this program, the bank may borrow funds, from time to time, at maturities of 30 days to 30 years. At December 31, 1996, essentially all of this program was available as a funding source.

     Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries, which represent the primary source of funds to pay dividends to shareholders and interest payments to debtholders. The amount of dividends from bank subsidiaries is subject to certain regulatory restrictions, which are described in Note 9 - Restrictions, Contingencies and Other Disclosures. The parent company statements are presented in Note 22 - Parent Company Financial Information. The parent company also has the ability to enhance its liquidity position by raising equity or incurring debt. Under an effective shelf registration statement on file with the Securities and Exchange Commission (SEC), First Tennessee, as of
December 31, 1996, may offer from time to time, at its discretion, debt securities, and common and preferred stock up to $225 million. At
December 31, 1996, First Tennessee also had an effective $300 million capital securities shelf on file with the SEC. On December 30, 1996, First Tennessee sold $100 million of capital securities from this shelf. See
Note 21 - Guaranteed Preferred Beneficial Interests in First Tennessee's Subordinated Debentures for additional detail. The transaction settled on January 6, 1997, leaving $200 million available for issuance.

     Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of First Tennessee to attract funds from various sources on a cost competitive basis. The various credit ratings are detailed in Table 9 - Credit Ratings at December 31, 1996.

CAPITAL
     Total shareholders' equity at December 31, 1996, was $954.5 million, up
9 percent, or $81.3 million, from the balance at the end of 1995. This followed an increase of 13 percent, or $98.3 million, from year-end 1994. In both years, the increase was primarily due to the retention of net income after dividends. The Consolidated Statements of Shareholders' Equity highlights the changes in equity since December 31, 1993.

     Capital adequacy is an important indicator of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth, take advantage of profitable growth opportunities and promote depositor and investor confidence. Overall, First Tennessee's capital position remained strong as shown in Table 10 - Capital Ratios.

     Banking regulators define minimum capital ratios for bank holding companies and their subsidiaries. Based on the risk-based capital rules and definitions prescribed by the banking regulators, should an institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a financial institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1, Total Capital and Leverage capital ratios must be at least 6 percent, 10 percent and 5 percent, respectively. As of December 31, 1996, First Tennessee and all of its banking affiliates had sufficient capital to qualify as well-capitalized institutions as shown in Note 10 - Regulatory Capital. On December 30, 1996, First Tennessee sold $100 million of capital securities which, given the structure used, qualify as Tier 1 Capital. The issuance of these securities will augment the risk-based capital ratios and the total equity ratios going forward. Additional information regarding this transaction can be found in Note 21.

     At December 31, 1996, book value per common share was $14.28 based on shares outstanding of 66.9 million compared with book value per common share of $13.00 based on shares outstanding of 67.2 million at December 31, 1995. At December 31, 1994, book value per common share was $11.37 based on shares outstanding of 68.1 million. First Tennessee's shares are traded on The Nasdaq Stock Market national market system under the symbol FTEN and are listed in the financial section of most newspapers as FstTN Ntl. The sales price ranges, earnings per share and dividends by quarter for each of the last two years are presented in Table 16 - Summary of Quarterly Financial Information. At
December 31, 1996, the closing sales price was $37.50 per share. This price was 263 percent of year-end book value per share, and the annual dividend yield was
3.6 percent for 1996 based on dividends paid in 1996. The quarterly dividend was last increased at the October 23, 1996, board of directors' meeting to $.30 per share, up 13 percent from $.265 per share.

     At the October and December 1996 board of directors' meetings, authority was given to management to purchase additional stock to reduce excess equity levels, manage the capital of the affiliate banks and efficiently balance the levels between debt and equity. The purchase of the shares under the $50 million program is expected to be completed by June 1997, and the purchase of up to an additional $130 million of stock is expected to be completed by December 1998. In addition to First Tennessee's ongoing share repurchases, 1.9 million shares, at a cost of $71.7 million, were purchased subsequent to year-end under an accelerated stock repurchase plan. The actual price of the stock will be settled at the end of the program. In total during 1996, First Tennessee purchased approximately 826,000 shares of its common stock. Approximately 497,000 shares were issued for benefit plans. During 1995, approximately 4.8 million shares were repurchased, with 3.4 million shares being issued for acquisitions and 446,000 shares being issued for benefit plans. Approximately 1.1 million shares were repurchased, with 304,000 shares being issued for acquisitions and 412,000 shares being issued for benefit plans during 1994. First Tennessee plans to continue to purchase shares, pursuant to board authority, for various stock option plans, and from time to time, will evaluate the level of capital and take action designed to generate or use the capital to maximize the benefit to shareholders.


                             ASSET QUALITY

     First Tennessee manages asset quality through diversification in the loan portfolio and adherence to its credit policy. Management strives to identify loans experiencing difficulty early enough to correct the deficiencies, to recognize nonperforming loans in a timely manner, to record charge-offs promptly based on realistic assessments of current collateral values and the borrower's ability to repay, and to maintain adequate reserves to cover inherent losses in the loan portfolio. First Tennessee's goal is not to avoid risk, but to manage it, and to include credit risk as part of the pricing decision for each product. At December 31, 1996, First Tennessee had no concentrations of 10 percent or more of total loans in any single industry.

ALLOWANCE FOR LOAN LOSSES
     Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb all estimated losses inherent in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The evaluation process to determine potential losses includes consideration of the industry, specific conditions of the individual borrower and the general economic environment. While management uses analytical modeling techniques to recognize potential losses on loans, future additions to the reserve may be necessary based on loan growth and changes in economic conditions. Table 11 - Analysis of Allowance for Loan Losses summarizes, by category, loans charged off and recoveries of loans previously charged off, and additions to the reserve which have been charged to operating expense. The allowance for loan losses is allocated according to the amount systematically estimated as necessary to provide for the inherent losses within the various categories of loans. This allocation is based primarily on previous charge-off experience adjusted for changes in the risk characteristics of each category. In addition, classified loans over $1 million are evaluated separately and a specific reserve is set based on the expected loss of the individual loan. The anticipated effect of economic conditions on loan portfolios is another factor used in determining the allocable amounts.
A general reserve is also maintained to supplement specific allocations.
Table 12 - Loans and Foreclosed Real Estate at December 31 gives a breakdown of the allowance allocation by major loan types and commercial loan grades at December 31, 1996, compared with the same period in 1995.

     The total allowance for loan losses increased 5 percent, or $5.2 million, in 1996 and 2 percent, or $2.7 million, in 1995. The ratio of allowance for loan losses to loans, net of unearned income, was 1.52 percent at December 31, 1996, compared with 1.54 percent at December 31, 1995, and 1.69 percent at December 31, 1994.

NET CHARGE-OFFS
     Each lending product has, as a normal course of business, an expected level of net charge-offs based on the profit margin of that product. The level of charge-offs can vary from period to period due to the size, type and number of individual credits; all of which may be cyclical, depending on economic conditions.

     Net charge-offs increased to $30.5 million at December 31, 1996. Net charge-offs were $20.5 million for 1995 and $18.0 million for 1994. The ratio of net charge-offs to total loans increased to .41 percent for 1996 from
 .30 percent for both 1995 and 1994 as a result of higher losses primarily in the consumer loan and credit card portfolios. Additional detail regarding charge-offs and recoveries can be found in Table 11.

     Commercial and commercial real estate loan recoveries exceeded charge-offs in both 1996 and 1995 as shown in Table 13 - Net Charge-Offs as a Percentage of Average Loans by Category. Consumer loan net charge-offs as a percentage of average loans increased 10 basis points between 1996 and 1995, and credit card receivables net charge-offs as a percentage of average loans increased 84 basis points between 1996 and 1995. The increases in both consumer loans and credit card receivables net charge-offs during these periods reflected a deteriorating industry trend in overall credit quality. However, the asset quality of the consumer loan and credit card portfolios continued to be favorable to national averages.

     Going forward, in light of current anticipated economic conditions and trends, the absolute level of net charge-offs will continue to increase from the low levels experienced in the past several years. It is expected that the future net charge-off level for commercial loans will increase as the level of recoveries declines. Consumer loans and credit card receivables net charge-offs will continue to increase paralleling industry trends. Despite these increases, management believes that during 1997 the overall asset quality position will remain positive.

NONPERFORMING ASSETS
     Nonperforming loans consist of impaired, nonaccrual and restructured loans, and these, along with foreclosed real estate and other assets, represent nonperforming assets. Nonaccrual loans are those loans on which recognition of interest income has been discontinued. Restructured loans generally take the form of an extension of the original repayment period and/or a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

     Nonperforming assets decreased 15 percent, or $4.9 million, in 1996 and 17 percent, or $6.4 million, in 1995. Nonperforming loans decreased 1 percent, or $.1 million, in 1996 compared with an increase of 12 percent, or $2.0 million, in 1995. At December 31, 1996, foreclosed properties amounted to $7.8 million, a decrease of 34 percent from the $11.8 million of foreclosed properties reported in 1995.

     Nonperforming assets and loan information is presented in Table 14 - Nonperforming Assets at December 31. Table 15 - Changes in Nonperforming Assets gives additional information for 1994 to 1996.

PAST DUE LOANS AND POTENTIAL PROBLEM ASSETS
     Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but have not yet been put on nonaccrual status. The ratio of past due loans to total loans was essentially unchanged from 1995 to 1996 at .4 percent. Past due loans were $30.7 million in 1996 compared to $30.6 in 1995. Additional historical past due loan information can be found in Table 14.

     Potential problem assets, which are not included in nonperforming assets, increased to $78.4 million at December 31, 1996, from $66.6 million at December 31, 1995, and were 1 percent of total loans in 1996 and 1995. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for loans classified substandard and doubtful.

TABLE 1  ANALYSIS OF NONINTEREST INCOME

------------------------------------------------------------------------------------------------
(Dollars in thousands)                         1996          1995          1994          1993
------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Mortgage banking                            $ 274,284     $ 212,579     $ 187,340     $ 138,960
Bond division                                  85,871        82,814        77,478        91,525
Deposit transactions and cash management       78,228        74,124        65,797        59,580
Cardholder and merchant processing             41,340        34,049        30,271        27,790
Trust services                                 37,121        35,632        28,933        26,532
Equity securities gains/(losses)               (2,495)        3,195        24,251          (479)
Debt securities gains/(losses)                   (186)         (751)       (4,298)        1,371
All other:
   Check clearing fees                         16,873        17,585        16,124        14,569
   Other service charges                        9,891         7,709         7,334         9,296
   Other                                       30,222        25,675        22,936        18,958
------------------------------------------------------------------------------------------------
        Total other income                     56,986        50,969        46,394        42,823
------------------------------------------------------------------------------------------------
        Total noninterest income            $ 571,149     $ 492,611     $ 456,166     $ 388,102
================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

-----------------------------------------------------------------------------------------------------
                                                                                  Growth rates (%)
                                                   --------------------------------------------------
(Dollars in thousands)                                1992          1991          96/95        96/91
-----------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Mortgage banking                                   $  33,539     $  17,593         29.0 +      73.2 +
Bond division                                         80,275        68,628          3.7 +       4.6 +
Deposit transactions and cash management              54,621        46,721          5.5 +      10.9 +
Cardholder and merchant processing                    26,334        26,137         21.4 +       9.6 +
Trust services                                        23,819        20,996          4.2 +      12.1 +
Equity securities gains/(losses)                         342          (713)           -        28.5 -
Debt securities gains/(losses)                        (1,535)          (47)        75.2 +      31.7 -
All other:
   Check clearing fees                                12,956         8,879          4.0 -      13.7 +
   Other service charges                               6,942         5,539         28.3 +      12.3 +
   Other                                              16,556        11,506         17.7 +      21.3 +
---------------------------------------------------------------------------
        Total other income                            36,454        25,924         11.8 +      17.1 +
---------------------------------------------------------------------------
        Total noninterest income                   $ 253,849     $ 205,239         15.9 +      22.7 +
===========================================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

TABLE 2  NET INTEREST INCOME AND EARNING ASSETS

------------------------------------------------------------------------------
                                                 Years Ended December 31
                                          ------------------------------------
(Dollars in millions)                        1996         1995        1994
------------------------------------------------------------------------------
Investment securities                     $ 2,203.2    $ 2,161.0    $2,248.7
Loans                                       7,472.1      6,887.2     5,984.4
Other earning assets                        1,386.7      1,046.5     1,173.1
------------------------------------------------------------------------------
    Total earning assets                  $11,062.0    $10,094.7    $9,406.2
------------------------------------------------------------------------------
Net interest income - FTE                 $   456.6    $   395.7    $  399.3

Yields on earning assets                       8.15 %       8.20 %      7.50 %
Rates paid on interest-bearing
 liabilities excluding basis swap              4.62         4.87        3.84
------------------------------------------------------------------------------
Net interest spread excluding basis swap       3.53         3.33        3.66
------------------------------------------------------------------------------
Effect of interest-free sources                 .67          .81         .68
Basis swap impact                              (.07)        (.22)       (.09)
------------------------------------------------------------------------------
Net interest margin                            4.13 %       3.92 %      4.25 %
==============================================================================

TABLE 3  NET INTEREST MARGIN COMPOSITION

----------------------------------------------------------------------
                                          1996       1995       1994
----------------------------------------------------------------------
Retail/commercial bank                    4.25 %     3.94 %     4.24 %
Bond division                             (.09)      (.11)      (.14)
Mortgage banking                          (.22)      (.14)      (.12)
Other lines of business                    .19        .23        .27
----------------------------------------------------------------------
    Total net interest margin             4.13 %     3.92 %     4.25 %
======================================================================

TABLE 4  ANALYSIS OF CHANGES IN NET INTEREST INCOME

-----------------------------------------------------------------------------------------------------------------------
                                                     1996 Compared to 1995               1995 Compared to 1994
                                            ---------------------------------------------------------------------------
                                                  Increase/(Decrease) Due to*         Increase/(Decrease) Due to*
(Fully taxable equivalent)                  ---------------------------------------------------------------------------
(Dollars in thousands)                          Rate**     Volume**        Total      Rate**      Volume**        Total
-----------------------------------------------------------------------------------------------------------------------
INTEREST INCOME - FTE:
Loans:
  Commercial                                $  (7,084)   $  20,005    $  12,921    $  22,727    $  30,160    $  52,887
  Consumer                                      2,238       21,688       23,926       15,284       23,987       39,271
  Permanent mortgage                             (553)         148         (405)          43        7,978        8,021
  Credit card receivables                      (4,580)       6,639        2,059        2,463        6,431        8,894
  Real estate construction                     (1,946)       5,930        3,984        1,191       10,462       11,653
  Nonaccrual                                      182          (60)         122          213         (162)          51
------------------------------------------                            ---------                              ---------
       Total loans                            (10,280)      52,887       42,607       42,532       78,245      120,777
------------------------------------------                            ---------                              ---------
Investment securities:
  U.S. Treasury and other U.S. government
    agencies                                    3,284        1,835        5,119        6,728       (3,583)       3,145
  States and municipalities                      (542)       1,387          845         (521)        (271)        (792)
  Other                                           (27)         (84)        (111)         582       (1,627)      (1,045)
------------------------------------------                            ---------                              ---------
       Total investment securities              2,935        2,918        5,853        6,751       (5,443)       1,308
------------------------------------------                            ---------                              ---------
Other earning assets:
  Mortgage loans held for sale                   (171)      27,516       27,345        3,400       (4,664)      (1,264)
  Investment in bank time deposits                (27)         581          554           79         (104)         (25)
  Federal funds sold and securities
    purchased under agreements to resell         (206)      (3,337)      (3,543)       2,447       (1,532)         915
  Bond division securities inventory           (1,097)       2,660        1,563        1,811       (1,896)         (85)
------------------------------------------                            ---------                              ---------
       Total other earning assets                 617       25,302       25,919        8,298       (8,757)        (459)
------------------------------------------                            ---------                              ---------
       Total earning assets                    (6,631)      81,010       74,379       67,849       53,777      121,626
-----------------------------------------------------------------------------------------------------------------------
       Total interest income - FTE                                    $  74,379                              $ 121,626
-----------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest-bearing deposits:
  Checking/Interest                         $     736    $  (6,006)   $  (5,270)   $    (552)   $    (888)   $  (1,440)
  Savings                                      (2,826)       1,484       (1,342)      (1,096)      (1,568)      (2,664)
  Money market account                        (24,525)      26,619        2,094       27,022        4,588       31,610
  Certificates of deposit under $100,000
    and other time                             (2,160)         844       (1,316)      27,890       17,923       45,813
  Certificates of deposit $100,000
    and more                                   (1,245)      16,949       15,704        8,674        3,239       11,913
------------------------------------------                            ---------                              ---------
       Total interest-bearing deposits        (24,602)      34,472        9,870       69,142       16,090       85,232
Federal funds purchased and securities
  sold under agreements to repurchase          (8,130)       5,165       (2,965)      19,623       20,820       40,443
Commercial paper and other short-term
  borrowings                                   (3,683)       7,380        3,697        8,658      (17,502)      (8,844)
Term borrowings                                  (884)       3,716        2,832         (862)       9,309        8,447
------------------------------------------                            ---------                              ---------
       Total interest-bearing liabilities     (35,897)      49,331       13,434       96,428       28,850      125,278
-----------------------------------------------------------------------------------------------------------------------
       Total interest expense                                         $  13,434                              $ 125,278
-----------------------------------------------------------------------------------------------------------------------
Net interest income - FTE                                             $  60,945                              $  (3,652)
=======================================================================================================================

 * The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.
** Variances are computed on a line-by-line basis and are non-additive.

TABLE 5  RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1996

-----------------------------------------------------------------------------------------------------------------
                                                                   Interest Sensitivity Period
                                              -------------------------------------------------------------------
                                               Within 3   After 3 Months     After 6 Months
(Dollars in millions)                           Months    Within 6 Months   Within 12 Months   Other        Total
-----------------------------------------------------------------------------------------------------------------
EARNING ASSETS:
Loans                                         $   3,678    $     422         $     867         $ 2,761   $  7,728
Investment securities                               186          150               444           1,460      2,240
Other earning assets                              1,078            -                 -               -      1,078
-----------------------------------------------------------------------------------------------------------------
       Total earning assets                   $   4,942    $     572         $   1,311         $ 4,221   $ 11,046
=================================================================================================================
EARNING ASSET FUNDING:
Interest-bearing deposits                     $   2,551    $     816         $     760         $ 2,783   $  6,910
Short-term purchased funds                        2,259            -                 -               -      2,259
Term borrowings                                      26           26                13             170        235
Noninterest-bearing funds                           256          (67)              (12)          1,465      1,642
-----------------------------------------------------------------------------------------------------------------
       Total earning asset funding            $   5,092    $     775         $     761         $ 4,418   $ 11,046
=================================================================================================================
RATE SENSITIVITY GAP:
Period                                        $    (150)   $    (203)        $     550         $  (197)
Cumulative                                         (150)        (353)              197               -
------------------------------------------------------------------------------------------------------
RATE SENSITIVITY GAP ADJUSTED FOR INTEREST
 RATE FUTURES AND INTEREST RATE SWAPS:
Period                                        $    (181)   $    (199)        $     577         $  (197)
Cumulative                                         (181)        (380)              197               -
------------------------------------------------------------------------------------------------------
ADJUSTED GAP AS A PERCENTAGE OF
  EARNING ASSETS:
Period                                             (1.6)%       (1.8)%             5.2%           (1.8)%
Cumulative                                         (1.6)        (3.4)              1.8               -
------------------------------------------------------------------------------------------------------

Interest-sensitive categories represent ranges in which assets and liabilities can be repriced, not necessarily their actual maturities. The 'Other' column amounts include assets and liabilities with interest sensitivity of more than 12 months or with indefinite repricing schedules.

TABLE 6  ANALYSIS OF NONINTEREST EXPENSE

----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                         1996        1995         1994          1993
----------------------------------------------------------------------------------------------------------
 NONINTEREST EXPENSE:
 Employee compensation, incentives, and benefits          $ 385,380   $ 340,508    $ 349,769    $  308,601
 Operations services                                         44,109      38,798       33,679        28,705
 Occupancy                                                   39,815      37,867       34,102        27,673
 Equipment rentals, depreciation, and maintenance            34,121      31,845       29,202        22,246
 Communications and courier                                  32,981      29,880       30,653        24,775
 Amortization of mortgage servicing rights                   26,041      14,980       14,936        25,478
 Advertising and public relations                            17,629      12,972       10,678         7,987
 Legal and professional fees                                 12,050      13,403       13,747        11,274
 Amortization of intangible assets                            9,491       8,100        6,406         5,871
 Deposit insurance premium                                    5,129       9,957       16,923        16,585
 All other:
   Supplies                                                  14,383      11,866       11,472        10,312
   Contract employment                                       11,288       5,744        5,323         5,631
   Travel and entertainment                                  10,394       8,211       10,144         8,868
   Fed service fees                                           7,814       9,489        8,544         7,778
   Foreclosed real estate                                     7,533       4,962        3,862         1,542
   Contribution to charitable foundation                          -           -        9,379             -
   Other                                                     46,328      31,133       36,864        39,233
----------------------------------------------------------------------------------------------------------
        Total other expense                                  97,740      71,405       85,588        73,364
----------------------------------------------------------------------------------------------------------
        Total noninterest expense                         $ 704,486   $ 609,715    $ 625,683    $  552,559
==========================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Growth rates (%)
                                                                    ------------------------------------------------------------
(Dollars in thousands)                                                     1992         1991            96/95            96/91
--------------------------------------------------------------------------------------------------------------------------------
 NONINTEREST EXPENSE:
 Employee compensation, incentives, and benefits                      $ 214,303    $ 177,648            13.2 +           16.8  +
 Operations services                                                     24,252       21,860            13.7 +           15.1  +
 Occupancy                                                               24,738       22,036             5.1 +           12.6  +
 Equipment rentals, depreciation, and maintenance                        17,516       13,944             7.1 +           19.6  +
 Communications and courier                                              18,049       16,515            10.4 +           14.8  +
 Amortization of mortgage servicing rights                                4,482        1,361            73.8 +           80.5  +
 Advertising and public relations                                         6,165        4,941            35.9 +           29.0  +
 Legal and professional fees                                             11,391        8,348            10.1 -            7.6  +
 Amortization of intangible assets                                        9,866        7,711            17.2 +            4.2  +
 Deposit insurance premium                                               16,177       13,373            48.5 -           17.4  -
 All other:
   Supplies                                                               6,520        5,752            21.2 +           20.1  +
   Contract employment                                                    1,893        1,445            96.5 +           50.9  +
   Travel and entertainment                                               5,774        4,898            26.6 +           16.2  +
   Fed service fees                                                       7,228        5,311            17.7 -            8.0  +
   Foreclosed real estate                                                 4,935        7,449            51.8 +             .2  +
   Contribution to charitable foundation                                    -            -                 -                -
   Other                                                                 31,350       29,696            48.8 +            9.3  +
--------------------------------------------------------------------------------------------
        Total other expense                                              57,700       54,551            36.9 +           12.4  +
--------------------------------------------------------------------------------------------
        Total noninterest expense                                     $ 404,639    $ 342,288            15.5 +           15.5  +
============================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

TABLE 7  MATURITIES OF LOANS AT DECEMBER 31, 1996

--------------------------------------------------------------------------------------------------------------------------
                                                                          After 1 Year
(Dollars in thousands)                                  Within 1 Year    Within 5 Years      After 5 Years        Total
--------------------------------------------------------------------------------------------------------------------------
Commercial                                               $ 2,086,905       $ 1,263,187        $   171,381       $3,521,473
Consumer                                                      76,008         1,336,869          1,271,082        2,683,959
Credit card receivables                                      564,803                 -                  -          564,803
Real estate construction                                     204,361            79,781             13,655          297,797
Permanent mortgage                                            86,092            75,782            479,371          641,245
Nonaccrual                                                     9,187             1,150              8,589           18,926
--------------------------------------------------------------------------------------------------------------------------
       Total loans, net of unearned income               $ 3,027,356       $ 2,756,769        $ 1,944,078       $7,728,203
==========================================================================================================================
For maturities over one year:
  Interest rates - floating                                                $   934,335        $   506,666       $1,441,001
  Interest rates - fixed                                                     1,822,434          1,437,412        3,259,846
--------------------------------------------------------------------------------------------------------------------------
       Total                                                               $ 2,756,769        $ 1,944,078       $4,700,847
==========================================================================================================================

TABLE 8  MATURITIES OF INVESTMENT SECURITIES AT DECEMBER 31, 1996
                                                                (AMORTIZED COST)

------------------------------------------------------------------------------------------------------------------------------
                                                               After 1 Year         After 5 Years
                                           Within 1 Year       Within 5 Years       Within 10 Years         After 10 Years
                                          ----------------    ----------------     ----------------      ---------------------
(Dollars in thousands)                    Amount     Yield    Amount     Yield     Amount     Yield      Amount          Yield
------------------------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
States and municipalities**               $  6,735    8.94%  $ 13,875    7.32%   $  23,133     7.94%  $    22,171        8.50%
------------------------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE FOR SALE:
Mortgage-backed securities and
  collateralized mortgage obligations*    $ 24,572    5.37%  $ 61,087    6.78%   $ 322,607     6.58%  $ 1,175,853        6.66%
U.S. Treasury and other U.S. government
  agencies                                 183,610    6.21    278,207    6.34        6,057     7.17         1,609        7.26
States and municipalities**                  1,804   10.49      9,180    9.46       12,485    10.34         1,700        8.93
Other                                        1,707    6.40     15,166    7.17          508     8.48        71,529 ***    5.53
------------------------------------------------------------------------------------------------------------------------------
       Total                              $211,693    6.15%  $363,640    6.53%   $ 341,657     6.73%  $ 1,250,691        6.60%
==============================================================================================================================

  * Includes $1,583 million of government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 2.6 years.
 ** Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis using a tax rate of 35 percent.
*** Represents equity securities with no stated maturity.

TABLE 9  CREDIT RATINGS AT DECEMBER 31, 1996

------------------------------------------------------------------------------
                                          Standard             Thomson
                                          & Poor's   Moody's  BankWatch  Fitch
------------------------------------------------------------------------------
FIRST TENNESSEE
Overall credit rating                                             B
Subordinated capital notes due 1999        BBB+      Baa1
Subordinated capital notes due 2005        BBB+      Baa1                 A-
Capital securities due 2027*               BBB        A3
Commercial paper                                                 TBW-1
------------------------------------------------------------------------------
FIRST TENNESSEE BANK NATIONAL ASSOCIATION
Short-term/long-term deposits              A-1/A     P-1/A1      TBW-1
Other short-term/long-term funding**       A-1/A     P-1/A1
Counterparty credit rating                   A         A1
------------------------------------------------------------------------------

   * Guaranteed Preferred Beneficial Interests in First Tennessee's Subordinated Debentures (See Note 21 for description of securities)
  ** Other funding includes certificates of deposit and bank notes.

TABLE 10  CAPITAL RATIOS

----------------------------------------------------------------------
                                            1996       1995      1994
----------------------------------------------------------------------
Average equity to average assets            7.13%      7.24%     7.18%
Period-end equity to assets                 7.31       7.23      7.09
Period-end double leverage                 107.6      107.2      99.7
----------------------------------------------------------------------

TABLE 11  ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

------------------------------------------------------------------------------------------
(Dollars in thousands)                               1996            1995            1994
------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
Beginning balance                              $  112,567      $  109,859     $   110,720
Provision for loan losses                          35,677          20,592          17,182
Allowance from acquisitions                             -           2,632               -
Charge-offs:
  Commercial                                        3,355           5,614           6,458
  Consumer                                         15,531          12,373           9,180
  Credit card receivables                          22,964          16,874          12,674
  Real estate construction                             10              44               -
  Permanent mortgage                                  522             326             884
------------------------------------------------------------------------------------------
       Total charge-offs                           42,382          35,231          29,196
------------------------------------------------------------------------------------------
Recoveries:
  Commercial                                        3,712           6,728           4,001
  Consumer                                          5,720           5,732           4,415
  Credit card receivables                           2,112           2,022           1,890
  Real estate construction                            171              59             373
  Permanent mortgage                                  171             174             474
------------------------------------------------------------------------------------------
       Total recoveries                            11,886          14,715          11,153
------------------------------------------------------------------------------------------
       Net charge-offs                             30,496          20,516          18,043
------------------------------------------------------------------------------------------
Ending balance                                 $  117,748      $  112,567     $   109,859
==========================================================================================

LOANS, OUTSTANDING AT DECEMBER 31*             $7,728,203      $7,333,283     $ 6,498,042
------------------------------------------------------------------------------------------
AVERAGE LOANS, OUTSTANDING DURING THE YEAR*    $7,472,095      $6,887,218     $ 5,984,424
------------------------------------------------------------------------------------------
RATIOS*:
Allowance to loans                                   1.52%           1.54%           1.69%
Net charge-offs to average loans                      .41             .30             .30
Net charge-offs to allowance                         25.9            18.2            16.4
------------------------------------------------------------------------------------------

* Net of unearned income.

------------------------------------------------------------------------------------------
(Dollars in thousands)                               1993            1992            1991
------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
Beginning balance                              $  103,223      $   97,550     $    93,187
Provision for loan losses                          36,461          45,248          60,694
Allowance from acquisitions                           971               -           9,327
Charge-offs:
  Commercial                                       16,905          20,597          34,589
  Consumer                                          8,909          10,524          14,614
  Credit card receivables                          13,357          17,013          16,913
  Real estate construction                          2,320             173           6,888
  Permanent mortgage                                1,170           2,339           2,546
------------------------------------------------------------------------------------------
       Total charge-offs                           42,661          50,646          75,550
------------------------------------------------------------------------------------------
Recoveries:
  Commercial                                        6,266           5,833           5,481
  Consumer                                          3,590           2,759           2,921
  Credit card receivables                           2,262           1,985           1,278
  Real estate construction                            159             215             150
  Permanent mortgage                                  449             279              62
------------------------------------------------------------------------------------------
       Total recoveries                            12,726          11,071           9,892
------------------------------------------------------------------------------------------
       Net charge-offs                             29,935          39,575          65,658
------------------------------------------------------------------------------------------
Ending balance                                 $  110,720      $  103,223     $    97,550
==========================================================================================
LOANS, OUTSTANDING AT DECEMBER 31*             $5,560,348      $4,788,548     $ 4,720,097
------------------------------------------------------------------------------------------
AVERAGE LOANS, OUTSTANDING DURING THE YEAR*    $4,996,339      $4,698,381     $ 4,608,110
------------------------------------------------------------------------------------------
RATIOS*:
Allowance to loans                                   1.99%           2.16%           2.07%
Net charge-offs to average loans                      .60             .84            1.42
Net charge-offs to allowance                         27.0            38.3            67.3
------------------------------------------------------------------------------------------

* Net of unearned income.

TABLE 12  LOANS AND FORECLOSED REAL ESTATE AT DECEMBER 31

---------------------------------------------------------------------------------------------------------------   ----------------
                                                                              1996                                      1995
                                               ----------------------------------------------------------------   ----------------
                                                              Construction                            Allowance          Allowance
                                                                  and        Commercial               for Loan            for Loan
(Dollars in millions)                           Commercial    Development    Real Estate     TOTAL      Loss     Total      Loss
----------------------------------------------------------------------------------------------------------------------------------
Internal grades:
      A                                            $    225      $    -       $    -     $    225     $   -   $    259     $    -
      B                                                 542           4           90          636         1        493          1
      C                                               2,044         235          530        2,809        27      2,658         27
      D                                                  42           5            8           55         4         74          5
      E                                                  17           -           14           31         4         33          3
      F                                                  27           1            3           31         7         30          7
----------------------------------------------------------------------------------------------------------------------------------
                                                      2,897         245          645        3,787        43      3,547         43
Impaired loans:
   Contractually past due                                 6           -            1            7         3          8          2
   Contractually current                                  2           1            -            3         1          4          1
Nonaccrual loans:
   Contractually past due                                 1           -            -            1         -          1          -
   Contractually current                                  -           -            -            -         -          -          -
----------------------------------------------------------------------------------------------------------------------------------
      Total commercial and commercial
        real estate loans                           $ 2,906      $  246       $  646      $ 3,798    $   47    $ 3,560     $   46
----------------------------------------------------------------------------------------------------------------------------------
Retail:
   Consumer                                                                                 2,684        24      2,526         21
   Credit card                                                                                565        24        529         21
   Permanent mortgages                                                                        642         3        689          4
   Mortgage banking nonaccrual                                                                  8         1          6          1
----------------------------------------------------------------------------------------------------------------------------------
      Total retail loans                                                                    3,899        52      3,750         47
----------------------------------------------------------------------------------------------------------------------------------
Other/Unfunded commitments                                                                     31         2         23          3
General reserve                                                                                 -        17          -         17
----------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income                                                 $ 7,728     $ 118    $ 7,333    $   113
==================================================================================================================================
Foreclosed real estate:
   Foreclosed property                              $     2      $    2       $    1      $     5              $    11
   Foreclosed property - mortgage banking                                                       3                    1
----------------------------------------------------------------------------------------------------------------------------------
      Total foreclosed real estate                                                        $     8              $    12
==================================================================================================================================

All amounts in the Allowance for Loan Losses columns have been rounded to the nearest million dollars. Grade A Loans have reserve amounts of less than $500,000.

Definitions of each credit grade are provided below:

GRADE A    - Established, stable companies with excellent earnings,
             liquidity, and capital. Possess many of the same characteristics as Standard & Poor's (S&P) AA rated companies.
GRADE B    - Established, stable companies with good earnings, liquidity, and capital. Possess many of the same characteristics as S&P A rated companies.
GRADE C    - Established, stable companies with satisfactory earnings, liquidity, and capital and with consistent, positive trends relative to industry norms.
GRADE D    - Financial condition adversely affected by temporary lack of earnings or liquidity or changes in the operating environment. An action plan is required to rehabilitate the credit or have it refinanced elsewhere.
GRADE E    - Significant developing weaknesses or adverse trends in
             earnings, liquidity, capital, or operating environment. No discernable market for refinancing is available.
GRADE F    - Significantly higher than normal probability that: (1) legal action or liquidation of collateral is required; (2) there will be a loss; or (3) both will occur. This grade is believed to be substantially equivalent to the regulators' classifications of substandard or doubtful.
IMPAIRED   - A loan for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected.
NONACCRUAL - A loan that is placed on nonaccrual status is not included in any of these six grades, but is placed in a separate nonaccrual category. Commercial and real estate loans are placed on nonaccrual status automatically once they become 90 days or more past due.

Based on internal loan classifications.

TABLE 13  NET CHARGE-OFFS AS A PERCENTAGE OF AVERAGE LOANS BY CATEGORY

-------------------------------------------------------------------
Net of unearned income                      1996     1995     1994
-------------------------------------------------------------------
Commercial and commercial real estate       (.01)%   (.03)%    .07%
Consumer                                     .38      .28      .23
Credit card receivables                     3.93     3.09     2.49
Permanent mortgage                           .05      .02      .07
-------------------------------------------------------------------

A negative percentage of net charge-offs indicates that recoveries exceeded charge-offs.

TABLE 14  NONPERFORMING ASSETS AT DECEMBER 31

--------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                    1996         1995         1994         1993         1992         1991
--------------------------------------------------------------------------------------------------------------------------------
AMOUNTS:
Impaired loans*                                    $    10,322   $   11,865
Other nonaccrual loans                                   8,604        7,175
--------------------------------------------------------------------------------------------------------------------------------
       Total nonaccrual loans                           18,926       19,040   $   16,853   $   27,599   $   32,761   $   50,729
Restructured loans                                           -            -          158        1,195        2,493        4,526
--------------------------------------------------------------------------------------------------------------------------------
       Total nonperforming loans                        18,926       19,040       17,011       28,794       35,254       55,255
Foreclosed real estate                                   7,823       11,794       19,215       35,048       29,690       45,816
Other assets                                               196        1,022        2,055        1,292        1,292          723
--------------------------------------------------------------------------------------------------------------------------------
       Total nonperforming assets                  $    26,945   $   31,856   $   38,281   $   65,134   $   66,236   $  101,794
================================================================================================================================
Non-government guaranteed past due loans**         $    20,011   $   19,796   $   11,213   $   13,634   $   13,876
Government guaranteed past due loans**                  10,736       10,820       10,030       11,024        8,906
Past due loans**                                                                                                     $   23,758
--------------------------------------------------------------------------------------------------------------------------------
RATIOS***:
Nonperforming loans to total loans                         .24%         .26%         .26%         .52%         .74%        1.17%
Nonperforming assets to total loans plus
  foreclosed real estate and other assets                  .35          .43          .59         1.16         1.37         2.14
Nonperforming assets and non-government
  guaranteed past due loans to total loans plus
  foreclosed real estate and other assets****              .61          .70          .76         1.41         1.66
--------------------------------------------------------------------------------------------------------------------------------

   * Includes $279,000 and $303,000 of restructured loans at December 31, 1996 and 1995, respectively.
  ** Loans that are 90 days or more past due as to principal and/or interest and not yet impaired or on nonaccrual status. Detail on government guaranteed and non-government guaranteed past due loans is unavailable for 1991.
 *** Total loans are net of unearned income.
**** Not available for 1991.

Certain previously reported amounts have been adjusted to agree with current presentation.

TABLE 15  CHANGES IN NONPERFORMING ASSETS

-------------------------------------------------------------------------
(Dollars in millions)                 1996           1995           1994
-------------------------------------------------------------------------
Beginning balance                   $ 31.9        $  38.3        $  65.1
Additional nonperforming assets       22.6           23.5           18.0
Acquisitions                             -            1.1              -
Return to accrual                        -            (.2)          (2.0)
Payments                             (24.9)         (26.0)         (37.5)
Charge-offs                           (2.7)          (4.8)          (5.3)
-------------------------------------------------------------------------
Ending balance                      $ 26.9        $  31.9         $ 38.3
=========================================================================

TABLE 16  SUMMARY OF QUARTERLY FINANCIAL INFORMATION

---------------------------------------------------------------------------------------------------------------------------
                                                     1996                                             1995
                                  -----------------------------------------------------------------------------------------
(Dollars in millions except        FOURTH     THIRD     SECOND     FIRST          Fourth       Third      Second     First
    per share data)                QUARTER   QUARTER    QUARTER   QUARTER         Quarter     Quarter     Quarter   Quarter
---------------------------------------------------------------------------------------------------------------------------
SUMMARY INCOME INFORMATION:
Interest income                    $227.1     $225.7    $226.0     $217.7          $216.8      $211.5    $202.8     $191.4
Interest expense                    109.3      110.7     113.0      112.3           112.4       112.9     107.4       99.1
Provision for loan losses            11.3        8.8       7.6        8.0             7.3         5.9       3.2        4.2
Noninterest income before
  securities transactions           165.5      142.4     129.7      136.3           138.2       125.3     113.7      113.0
Securities gains/(losses)            (3.0)         -         -         .3             1.9           -         -         .5
Noninterest expense                 186.0      174.9     168.0      175.6           168.0       150.0     144.5      147.2
Net income                           53.3       46.8      42.4       37.4            45.7        43.8      40.8       34.6
---------------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE        $  .80      $ .69    $  .63     $  .56          $  .66       $ .66     $ .59     $  .51
---------------------------------------------------------------------------------------------------------------------------
COMMON STOCK INFORMATION:
Closing price per share:
  High                            $38 5/8    $34 1/8    $35        $33 3/4         $30 7/8     $27 13/16 $23 1/8    $21 1/2
  Low                              34 1/8     28 7/8     30 1/2     29 1/8          26 3/4      23  1/8   20 5/8     19 5/8
  Period-end                       37 1/2     33 3/16    30 5/8     33              30 1/4      27  3/4   23 1/8     20 7/8
Dividends declared per share         .300        .265      .265       .265            .265         .235     .235       .235
---------------------------------------------------------------------------------------------------------------------------

                                  GLOSSARY

A

ALLOWANCE FOR LOAN LOSSES - Valuation reserve representing the amount considered by management to be adequate to cover estimated losses inherent in the loan portfolio.

B

BASIS POINT - The equivalent of one-hundredth of one percent (0.01). One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

BASIS RISK - Refers to changes in the relationship between various interest rate segments (e.g., the difference between the Prime and the Fed Funds Rates).

BASIS SWAP - A notional principal swap that was intended to hedge the basis risk of the loan portfolio. First Tennessee's basis swap was terminated in 1995 in order to restructure the rate sensitive position and limit the loss going forward in a rising rate scenario.

BOOK VALUE PER SHARE - A ratio determined by dividing shareholders' equity at the end of a period by the number of common shares outstanding at the end of that period.

C

CHARGE-OFFS - The amount charged against the allowance for loan losses to reduce specific loans to their collectible amount.

CLASSIFIED LOAN - A loan that has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. Included in this category are grade F performing and nonperforming loans. In compliance with the standards established by the Office of the Comptroller of the Currency (OCC) these loans are classified as substandard, doubtful or loss depending on the severity of the loans deterioration.

COMMERCIAL PAPER - A short-term unsecured debt obligation of the parent company with maturities typically of 30 days to 270 days.

COMMERCIAL AND STANDBY LETTERS OF CREDIT - Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

COMMITMENT TO EXTEND CREDIT - Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiry, covenants or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

CORE DEPOSITS - Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, and demand deposits.

D

DERIVATIVE FINANCIAL INSTRUMENT - Futures, forwards, swaps, option contracts or other financial instruments with similar characteristics, such as interest rate caps or floors, or fixed-rate loan commitments.

DIVIDEND PAYOUT RATIO - Cash dividends per share paid as a percent of net income per share.

DOUBLE LEVERAGE RATIO - A ratio that measures the degree to which parent company debt supports investments in subsidiaries. It is calculated by dividing the parent company's investment in subsidiaries by total consolidated equity.

E

EARNING ASSETS - Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

EARNINGS PER SHARE - Net income divided by the average number of common shares outstanding in the period.

F

FEDERAL FUNDS SOLD/PURCHASED - Excess balances of depository institutions which are loaned to each other, generally on an overnight basis.

FULLY TAXABLE EQUIVALENT INCOME (FTE) - Income which has been adjusted by increasing tax-exempt income to a level that would yield the same after-tax income had that income been subject to taxation.

H

HEDGE - An instrument used to reduce risk by entering into a transaction which offsets existing or anticipated exposures to changes in interest rates.

I

INTEREST-FREE SOURCES - Noninterest bearing liabilities (such as demand deposits, other liabilities and shareholders' equity) less nonearning assets (such as cash, fixed assets and other assets).

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

INTEREST RATE OPTION (OPTIONS) - A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from the writer (seller) of the option.

INTEREST RATE SENSITIVITY - The relationship of changes in interest income and interest expense due to fluctuations in interest rates over a defined period of time.

INTEREST RATE SWAP (SWAP) - An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed upon notional principal amount with at least one stream based on a floating rate index.

INTEREST SENSITIVITY GAP - The difference between interest-rate sensitive assets and interest-rate sensitive liabilities over a designated time period. A net asset exists when interest-rate sensitive assets exceed interest-rate sensitive liabilities. A net liability position exists when liabilities exceed assets.

L

LEVERAGE RATIO - Tier 1 capital divided by quarterly average assets excluding any adjustments for available for sale securities unrealized gains/(losses), goodwill and certain other intangible assets.

LIQUIDITY - The ability of a corporation to generate adequate funds to meet its cash flow requirements. It is measured by the ability to quickly convert assets into cash with minimal exposure to interest rate risk, by the size and stability of the core deposit base, and by additional borrowing capacity within the money markets.

M

MARKET CAPITALIZATION - Market value of a firm computed by multiplying the amount of shares outstanding by the current stock price.

MORTGAGE LOANS SOLD WITH RECOURSE - Mortgages sold with an agreement to repurchase any loans upon default.

MORTGAGE SERVICING RIGHTS - The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

N

NET INTEREST INCOME (NII) - Interest income less interest expense.

NET INTEREST MARGIN - A measurement of how effectively the bank utilizes its earning assets in relationship to the interest cost of funding them. It is computed by dividing fully taxable equivalent net interest income by average interest earning assets.

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

NONPERFORMING ASSETS - Interest earning assets on which interest income is not being accrued, restructured loans on which interest rates or terms of repayment have been materially revised, real estate properties acquired through foreclosure and repossessed assets.

NOTIONAL PRINCIPAL AMOUNT - An amount on which payments for interest rate swaps and interest rate options, caps and floors are based. The "notional amount" is not paid or received.

O

OPERATING MARGIN (ALSO CALLED RETURN ON REVENUE - ROR) - A measure of profitability that indicates operation efficiency and productivity. It is calculated by dividing the fully taxable equivalent pre-tax profit before loan loss provision by the fully taxable equivalent net interest income plus noninterest income.

P

PRICE/EARNINGS RATIO - The relationship of the market price of a share of common stock to the earnings per share of the stock, expressed as a multiple.

PROVISION FOR LOAN LOSSES - The periodic charge to earnings for potential losses in the loan portfolio.

PURCHASED FUNDS - The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, bank notes, commercial paper and other short-term borrowings.

R

RECOVERIES - The amount added to the allowance for loan losses when funds are received on a loan which was previously charged off.

REPURCHASE AGREEMENT - A method of short-term financing in which one party agrees to buy back, at a future date (generally overnight) and an agreed upon price, a security it sells to another party.

RESTRUCTURED LOANS - Loans where the institution, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider.

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

REVENUE - The sum of net interest income and noninterest income. For some comparisons, securities gains/(losses) are excluded.

RISK-ADJUSTED ASSETS - A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet instruments.

S

SHAREHOLDER RETURN - The sum of dividend income and price appreciation of an equity security for a given period of time.

T

TIER 1 CAPITAL RATIO - Ratio consisting of shareholders' equity before any adjustments for available for sale securities unrealized gains/(losses) reduced by goodwill and certain other intangible assets divided by risk-adjusted assets.

TOTAL CAPITAL RATIO - Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

W

WATCH LIST LOANS - Identified loans graded D and E requiring a closer level of monitoring due to some of the following circumstances: impact of negative economic conditions; changes in company ownership; underwriting exceptions; and reduction in the value of collateral.

CONSOLIDATED STATEMENTS OF CONDITION        First Tennessee National Corporation

-----------------------------------------------------------------------------------------------------------------
                                                                                             December 31
-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                  1996                1995
-----------------------------------------------------------------------------------------------------------------
ASSETS:
Cash and due from banks (Note 9)                                                 $   959,604        $    710,870
Federal funds sold and securities purchased under
  agreements to resell                                                               138,365              64,978
-----------------------------------------------------------------------------------------------------------------
               Total cash and cash equivalents                                     1,097,969             775,848
-----------------------------------------------------------------------------------------------------------------
Investment in bank time deposits                                                       1,922               2,119
Bond division securities inventory                                                   150,402             182,655
Mortgage loans held for sale                                                         787,362             789,183
Securities available for sale (Note 3)                                             2,173,620           2,036,668
Securities held to maturity (market value of $66,677 at
   December 31, 1996, and $75,750 at December 31, 1995)(Note 3)                       65,914              74,731
Loans, net of unearned income (Note 4)                                             7,728,203           7,333,283
       Less:  Allowance for loan losses                                              117,748             112,567
-----------------------------------------------------------------------------------------------------------------
               Total net loans                                                     7,610,455           7,220,716
-----------------------------------------------------------------------------------------------------------------
Premises and equipment, net (Note 5)                                                 185,624             177,400
Real estate acquired by foreclosure                                                    7,823              11,794
Intangible assets, net (Note 6)                                                      119,465             128,985
Mortgage servicing rights, net (Note 7)                                              266,027             149,220
Bond division receivables and other assets                                           592,319             527,563
-----------------------------------------------------------------------------------------------------------------
               TOTAL ASSETS                                                      $13,058,902        $ 12,076,882
=================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
  Demand                                                                         $ 2,122,997        $  1,983,994
  Checking/Interest                                                                  154,812             103,860
  Savings                                                                            627,984             592,320
  Money market account                                                             2,685,931           2,499,817
  Certificates of deposit under $100,000 and other time (Note 18)                  2,868,322           2,882,094
  Certificates of deposit $100,000 and more (Note 18)                                573,016             520,112
-----------------------------------------------------------------------------------------------------------------
               Total deposits                                                      9,033,062           8,582,197
-----------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under
  agreements to repurchase (Note 8)                                                1,881,187           1,674,225
Commercial paper and other short-term borrowings (Note 8)                            377,369              86,520
Bond division payables and other liabilities                                         578,113             600,699
Term borrowings (Note 11)                                                            234,645             260,017
-----------------------------------------------------------------------------------------------------------------
               Total liabilities                                                  12,104,376          11,203,658
-----------------------------------------------------------------------------------------------------------------
Guaranteed preferred beneficial interests in
  First Tennessee's subordinated debentures (Note 21)                                      -                   -
-----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Preferred stock - no par value (5,000,000 shares
  authorized, but unissued)                                                                -                   -
Common stock - $1.25 par value (shares authorized -
  200,000,000; shares issued - 66,857,519 at
  December 31, 1996, and 67,178,236 at December 31, 1995)                             83,572              83,973
Capital surplus                                                                       48,657              63,610
Undivided profits                                                                    823,175             716,861
Unrealized market adjustment                                                           2,697              10,582
Deferred compensation on restricted stock incentive plans                             (3,575)             (1,802)
-----------------------------------------------------------------------------------------------------------------
               Total shareholders' equity                                            954,526             873,224
-----------------------------------------------------------------------------------------------------------------
               TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $13,058,902        $ 12,076,882
=================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME                                                       First Tennessee National Corporation
------------------------------------------------------------------------------------------------------------------------------
                                                                                               Year Ended December 31
------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands except per share data)                                         1996              1995              1994
------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                                                    $   653,466       $   611,026       $   490,420
Interest on investment securities:
  Taxable                                                                         135,969           130,830           128,895
  Tax-exempt                                                                        5,146             4,621             5,139
Interest on mortgage loans held for sale                                           82,046            54,701            55,965
Interest on bond securities inventory                                              14,139            12,630            12,810
Interest on other earning assets                                                    5,731             8,720             7,829
------------------------------------------------------------------------------------------------------------------------------
          Total interest income                                                   896,497           822,528           701,058
------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on deposits:
  Checking/Interest                                                                 2,464             7,734             9,174
  Savings                                                                           9,447            10,789            13,453
  Money market account                                                             90,184            88,090            56,480
  Certificates of deposit under $100,000 and other time                           166,534           167,850           122,037
  Certificates of deposit $100,000 and more                                        46,283            30,579            18,666
Interest on short-term borrowings                                                 109,547           108,815            77,216
Interest on term borrowings                                                        20,850            18,018             9,571
------------------------------------------------------------------------------------------------------------------------------
          Total interest expense                                                  445,309           431,875           306,597
------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                               451,188           390,653           394,461
Provision for loan losses                                                          35,677            20,592            17,182
------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                               415,511           370,061           377,279
------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Mortgage banking                                                                  274,284           212,579           187,340
Bond division                                                                      85,871            82,814            77,478
Deposit transactions and cash management                                           78,228            74,124            65,797
Cardholder and merchant processing                                                 41,340            34,049            30,271
Trust services                                                                     37,121            35,632            28,933
Equity securities gains/(losses)                                                   (2,495)            3,195            24,251
Debt securities losses                                                               (186)             (751)           (4,298)
All other (Note 19)                                                                56,986            50,969            46,394
------------------------------------------------------------------------------------------------------------------------------
          Total noninterest income                                                571,149           492,611           456,166
------------------------------------------------------------------------------------------------------------------------------
ADJUSTED GROSS INCOME AFTER PROVISION FOR LOAN LOSSES                             986,660           862,672           833,445
------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation, incentives, and benefits                                   385,380           340,508           349,769
Operations services                                                                44,109            38,798            33,679
Occupancy                                                                          39,815            37,867            34,102
Equipment rentals, depreciation, and maintenance                                   34,121            31,845            29,202
Communications and courier                                                         32,981            29,880            30,653
Amortization of mortgage servicing rights                                          26,041            14,980            14,936
Advertising and public relations                                                   17,629            12,972            10,678
Legal and professional fees                                                        12,050            13,403            13,747
Amortization of intangible assets                                                   9,491             8,100             6,406
Deposit insurance premium                                                           5,129             9,957            16,923
All other (Note 19)                                                                97,740            71,405            85,588
------------------------------------------------------------------------------------------------------------------------------
          Total noninterest expense                                               704,486           609,715           625,683
------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                        282,174           252,957           207,762
Applicable income taxes (Note 15)                                                 102,267            88,069            60,694
------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                    $   179,907       $   164,888       $   147,068
==============================================================================================================================
NET INCOME PER COMMON SHARE                                                   $      2.68       $      2.42       $      2.15
------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                            67,196,586        68,024,794        68,441,382
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                              First Tennessee National Corporation
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Unrealized      Deferred
                                             Common                  Common    Capital   Undivided        Market         Compen-
(Dollars in thousands)                       Shares        Total     Stock     Surplus    Profits       Adjustment       sation
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                 68,559,274   $ 721,108   $85,699   $ 103,780   $534,004       $               $(2,375)
Net income                                         --     147,068        --          --    147,068             --             --
Cash dividends declared                            --     (55,871)       --          --    (55,871)            --             --
Common stock issued:
  Emerald Mortgage Company acquisition        303,852       7,105       380       6,725         --             --             --
  For exercise of stock options               321,914       2,808       402       2,406         --             --             --
  Restricted: employee benefit plan            90,000          --       113       1,603         --             --         (1,716)
              incentive to non-employee
                directors                       3,300          --         4          75         --             --            (79)
Common stock repurchased                   (1,137,816)    (26,583)   (1,422)    (25,161)        --             --             --
Change in unrealized market adjustment             --     (24,273)       --          --         --        (24,273)            --
Amortization of deferred compensation
  on restricted stock incentive plans              --       1,374        --          --         --             --          1,374
Other                                           7,392       2,169         9       2,130         30             --             --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                 68,147,916     774,905    85,185      91,558    625,231        (24,273)        (2,796)
Adjustment related to change in
  reporting date for acquisition
  accounted for as a pooling of
  interests                                        --      (7,757)       --          --     (7,757)            --             --
---------------------------------------------------------------------------------------------------------------------------------
ADJUSTED BALANCE, JANUARY 1, 1995          68,147,916     767,148    85,185      91,558    617,474        (24,273)        (2,796)
Net income                                         --     164,888        --          --    164,888             --             --
Cash dividends declared                            --     (65,576)       --          --    (65,576)            --             --
Common stock issued:
  Peoples Commercial Services
    Corporation acquisition                   841,810      17,865     1,052      16,813         --             --             --
  Financial Investment Corporation
    acquisition                             2,565,482      69,997     3,207      66,790         --             --             --
  For exercise of stock options               437,778       4,834       547       4,287         --             --             --
  Restricted: employee benefit plan             8,200          --        11         160         --             --           (171)
Common stock repurchased                   (4,827,108)   (122,796)   (6,034)   (116,762)        --             --             --
Change in unrealized market adjustment             --      34,855        --          --         --         34,855             --
Amortization of deferred compensation
  on restricted stock incentive plans              --       1,165        --          --         --             --          1,165
Other                                           4,158         844         5         764         75             --             --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                 67,178,236     873,224    83,973      63,610    716,861         10,582         (1,802)
Net income                                         --     179,907        --          --    179,907             --             --
Cash dividends declared                            --     (73,593)       --          --    (73,593)            --             --
Common stock issued:
  For exercise of stock options               394,457       5,569       493       5,076         --             --             --
  Restricted: employee benefit plan           102,196          --       128       2,890         --             --         (3,018)
              incentive to non-employee
                directors                       9,000          --        11         285         --             --           (296)
Common stock repurchased                     (826,463)    (28,356)   (1,033)    (27,323)        --             --             --
Change in unrealized market adjustment             --      (7,885)       --          --         --         (7,885)            --
Amortization of deferred compensation
  on restricted stock incentive plans              --       1,541        --          --         --             --          1,541
Other                                              93       4,119        --       4,119         --             --             --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                 66,857,519   $ 954,526   $83,572   $  48,657   $823,175       $  2,697        $(3,575)
=================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                            FIRST TENNESSEE NATIONAL CORPORATION
------------------------------------------------------------------------------------------------------
                                                                          Year Ended December 31
------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                1996         1995         1994
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                      $   179,907    $ 164,888    $ 147,068
Adjustments to reconcile net income to net cash
    provided/(used) by operating activities:
      Provision for loan losses                                      35,677       20,592       17,182
      Provision/(benefit) for deferred income tax                    39,274       33,508       (3,036)
      Depreciation and amortization of premises and equipment        28,806       25,289       21,081
      Amortization of mortgage servicing rights                      26,041       14,980       14,936
      Amortization of intangible assets                               9,491        8,100        6,406
      Net other amortization and accretion                           11,208       20,575       13,695
      Market value adjustment on foreclosed property                  6,479        4,266        1,808
      Securities contributed to charitable trust                         --           --        9,379
      Equity securities (gains)/losses                                2,495       (3,195)     (24,251)
      Debt securities losses                                            186          751        4,298
      Net loss on disposal of fixed assets                              270        1,421          108
      Net (increase)/decrease in:
         Bond division securities inventory                          32,253      (12,624)       8,632
         Mortgage loans held for sale                                 1,821     (273,217)     748,002
         Bond division receivables                                   29,174      (34,024)      39,667
         Interest receivable                                           (865)      (5,145)      (6,237)
         Other assets                                              (246,911)    (266,296)      (7,784)
      Net increase/(decrease) in:
         Bond division payables                                     (39,643)      39,104      (50,511)
         Interest payable                                              (626)      18,046       14,492
         Other liabilities                                          (16,211)     152,620      (54,759)
------------------------------------------------------------------------------------------------------
         Total adjustments                                          (81,081)    (255,249)     753,108
------------------------------------------------------------------------------------------------------
         Net cash (used)/provided by operating activities            98,826      (90,361)     900,176
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Held to maturity securities:
    Maturities                                                       10,184       89,457      352,299
    Purchases                                                        (1,462)     (38,709)    (488,710)
Available for sale securities:
    Sales                                                           391,795      443,135      423,817
    Maturities                                                      476,770      189,229      299,928
    Purchases                                                    (1,016,553)    (375,926)    (416,288)
Premises and equipment:
    Sales                                                             1,856        2,756        1,320
    Purchases                                                       (37,549)     (38,545)     (40,045)
Net increase in loans                                              (424,844)    (658,230)    (940,878)
Decrease in investment in bank time deposits                            197          415        5,103
Acquisitions, net of cash and cash equivalents acquired                 400       58,504           83
------------------------------------------------------------------------------------------------------
         Net cash used by investing activities                     (599,206)    (327,914)    (803,371)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Common stock:
    Exercise of stock options                                         5,779        4,977        2,777
    Cash dividends                                                  (71,310)     (62,694)     (41,022)
    Repurchase shares                                               (28,356)    (122,796)     (26,583)
Term borrowings:
    Issuance                                                             --      164,182        2,984
    Payments                                                        (25,544)     (18,035)      (1,346)
Net increase/(decrease) in:
    Deposits                                                        444,121      306,737      277,653
    Short-term borrowings                                           497,811      (56,200)    (127,949)
------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                  822,501      216,171       86,514
------------------------------------------------------------------------------------------------------
         Net increase/(decrease) in cash and cash equivalents       322,121     (202,104)     183,319
------------------------------------------------------------------------------------------------------
         Cash and cash equivalents at beginning of period           775,848      977,952      794,633
------------------------------------------------------------------------------------------------------
         Cash and cash equivalents at end of period             $ 1,097,969    $ 775,848    $ 977,952
======================================================================================================
Total interest paid                                             $   438,830    $ 396,063    $ 291,985
Total income taxes paid                                              51,625       53,065       69,036
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The consolidated financial statements of First Tennessee National Corporation (First Tennessee), including its subsidiaries, are prepared in conformity with generally accepted accounting principles and follow general practice within the banking industry. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION. The consolidated financial statements include the accounts of First Tennessee and its majority-owned subsidiaries. Affiliates that are not majority owned are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform with current year presentation. None of these reclassifications had any effect on net income or earnings per share for any of the periods presented.

         Prior year financial statements are restated to include the accounts of companies that are acquired and accounted for as poolings of interests. Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

STATEMENTS OF CASH FLOWS. For purposes of this statement, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

         The following significant non-cash stock transactions have been adjusted for a two-for-one stock split that First Tennessee effected in February 1996. In 1995, First Tennessee issued approximately 7,980,000 shares of its common stock related to the acquisitions of Carl I. Brown and Company, Community Bancshares, Inc., Peoples Commercial Services Corporation and Financial Investment Corporation. In 1994, First Tennessee issued approximately
7,716,000 shares of its common stock related to the acquisitions of SNMC Management Corporation, Highland Capital Management Corp., Cleveland Bank and Trust Company, Planters Bank and Emerald Mortgage Company.

BOND DIVISION SECURITIES INVENTORY. Securities purchased in connection with underwriting or dealer activities are carried at market value. Gains and losses, both realized and unrealized, on these securities are reflected in noninterest income as bond division income.

INVESTMENT SECURITIES. Securities that First Tennessee has the ability and positive intent to hold to maturity are classified as securities held to maturity and are carried at amortized cost. Securities that may be sold prior to maturity for asset/liability management purposes and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of tax, as a component of shareholders' equity.

         The amortized cost of all securities is adjusted for amortization of premium and accretion of discount to maturity, or earlier call date if appropriate, using the level yield method. Such amortization and accretion is included in interest income from securities. Realized gains and losses and declines in value judged to be other than temporary are computed by the specific identification method and reported in noninterest income.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS. First Tennessee's bond division enters into short-term purchases of securities under agreements to resell to hedge its trading inventory in the cash market. Under these transactions, the securities are delivered to the bond division's dealer custody account at the Federal Reserve Bank.

         Securities sold under agreements to repurchase are used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds. Under these transactions, securities are delivered to the counterparty's account at the Federal Reserve Bank. In the normal course of business, First Tennessee does not use this as its primary funding source.

MORTGAGE BANKING. First Tennessee's mortgage lenders originate loans with the intent to sell them in the secondary market. Mortgage loans held for sale are recorded at the lower of aggregate cost or market value. Gains and losses realized from the sale of these assets and adjustments to market value are included in noninterest income.

         Servicing rights related to the mortgages sold are ordinarily retained. Accounting standards require the recognition of mortgage servicing rights (MSRs) as separate assets by allocating the total cost incurred between the loan and the servicing right based on their relative fair values. First Tennessee uses market prices under current sales contracts to determine the fair value of the servicing rights created. These current sales contracts are tested for reasonableness against prices obtained from flow and bulk sales of servicing and against prices determined using a valuation model which calculates the present value of future cash flows.

         For purposes of impairment evaluation and measurement, the MSRs are stratified based on the predominant risk characteristics of the underlying loans. For First Tennessee, these risk characteristics include adjustable rate conventional and government; fixed rate conventional and government by interest rate band; and multifamily. The MSRs are amortized as noninterest expense over the period of and in proportion to the estimated net servicing revenues. A quarterly value impairment analysis is performed using a discounted cash flow methodology that is disaggregated by predominant risk characteristics. Impairment, if any, is recognized through a valuation allowance for individual strata.

         Prior to January 1, 1995, only purchased mortgage servicing rights (PMSRs) were recognized as assets. The value of PMSRs was established using the lesser of a discounted cash flow analysis, current market value, or the amount of consideration specifically paid by First Tennessee. The PMSRs were amortized using an accelerated method over the estimated life of the servicing income. A quarterly value impairment analysis was performed using a discounted methodology that was disaggregated by purchase transaction. This was the basis of presentation for years prior to 1995.

LOANS. Loans are stated at principal amounts outstanding, net of unearned income. Interest on certain consumer installment loans is recognized by the sum-of-the-months-digits method, which does not differ materially from the effective interest method. Interest on other loans is recognized at the applicable interest rate on the principal amount outstanding.

         Impaired loans are generally carried on a nonaccrual status. Loans are ordinarily placed on nonaccrual status when, in management's opinion, the collection of principal or interest is unlikely, or when the collection of principal or interest is 90 days or more past due. Consumer installment loans and credit card receivables are not placed on nonaccrual status, but are charged off when past due 120 days and 180 days, respectively.

         Accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. On consumer loans, accrued but uncollected interest is reversed when the loan is charged off. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is maintained at a level that management determines is adequate to absorb losses inherent in the loan portfolio. Management's assessment includes the systematic evaluation of several factors: current and anticipated economic conditions and their impact on specific borrowers and industry groups; the level of classified and nonperforming loans; the historical loss experience by loan type; the results of regulatory examinations of the portfolio; and, in specific cases, the estimated value of underlying collateral. The actual amounts realized could differ in the near term from the amounts assumed in arriving at the allowance for possible loan losses reported in the financial statements.

         All losses of principal are charged to the account when the loss actually occurs or when a determination is made that a loss is probable. Additions are made to the allowance through periodic provisions charged to current operations or recovery of principal on loans previously charged off.

PREMISES AND EQUIPMENT. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

         Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets and are expensed to noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method.

REAL ESTATE ACQUIRED BY FORECLOSURE. Real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or the estimated fair market value minus the estimated cost to sell the real estate. Losses arising at foreclosure are charged to the allowance for loan losses. Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property which is reviewed periodically, and any write-downs are charged against current earnings as market adjustments.

INTANGIBLE ASSETS. Intangible assets consists of "Premium on purchased deposits and assets" and "Goodwill." The "Premium on purchased deposits and assets" represents identified intangible assets, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. "Goodwill" represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets and is amortized to noninterest expense using the straight-line method over periods ranging from 15 to 40 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of goodwill should be revised.

DERIVATIVE FINANCIAL INSTRUMENTS. First Tennessee utilizes a variety of derivative financial instruments to manage various financial risks. These instruments include interest rate swaps, futures, forwards, and option contracts. To qualify as a hedge used to manage interest rate risk, the following criteria must be met: (1) the asset or liability to be hedged exposes the institution to interest rate risk; (2) the instrument alters or reduces sensitivity to interest rate changes; and (3) the instrument is designated and effective as a hedge.

         For interest rate swaps used to hedge interest rate risk, income and expense are recorded as an adjustment to the interest income or expense of the related on-balance sheet asset or liability. Fees on interest rate swaps are deferred and amortized over the lives of the contracts. For those off-balance sheet transactions used to manage interest rate risks that are terminated prior to maturity, realized gains and losses are deferred and amortized over the remaining original life of the agreement as an adjustment to the hedged asset or liability. Gains and losses on interest rate forwards, futures, and option contracts classified as hedges are deferred and amortized over the lives of the hedged assets and liabilities. The amortization of these gains and losses is an adjustment to interest income and expense. Any contracts that fail to qualify for hedge accounting are included in current earnings in noninterest income.

         Off-balance sheet financial instruments held or issued by the bond division are valued at prevailing market rates on a present value basis. Realized and unrealized gains and losses are included in noninterest income as bond division income. Realized and unrealized gains and losses related to foreign currency exchange agreements with customers are included in noninterest income.

TRUST SERVICES INCOME. Trust services income is recorded on the accrual basis of accounting. Prior to January 1, 1995, trust services income was reported on a cash basis, which was not materially different from the accrual basis.

INCOME TAXES. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax reporting purposes. First Tennessee files consolidated federal and state income tax returns except for a credit life insurance company which files a separate return.

INCOME PER SHARE. Income per share is computed by dividing net income by the weighted average number of common shares outstanding for each period. Options granted under the stock option plans are not included in the computation since their dilutive effect is not material. Previously reported per share amounts have been restated for the effect of acquisitions accounted for as poolings of interests and for the February 16, 1996, two-for-one stock split.

ACCOUNTING CHANGES. On January 1, 1996, First Tennessee adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This standard requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected undiscounted future cash flows from the use of the asset and its eventual disposition are less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured based upon the present value of the expected future cash flows. The adoption of this standard did not have a material impact on the financial position or results of operations of First Tennessee.

         SFAS No. 123, "Accounting for Stock-Based Compensation," was adopted January 1, 1996. SFAS No. 123 defines a fair value-based method of accounting for stock-based compensation plans. Under the fair value-based method, compensation cost is measured at the grant date based upon the value of the award and is recognized over the service period. The standard encourages all entities to adopt this method of accounting; however, it allows an entity to continue to measure compensation costs for its plans as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under this election, First Tennessee continues to account for stock-based compensation in accordance with APB Opinion No. 25 and provides additional disclosure on the pro forma impact of the fair value-based method under SFAS No. 123. See Note 14 - Stock Option, Restrictive Stock Incentive, and Dividend Reinvestment Plans for further disclosure.

         In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which will be effective for transactions occurring after December 31, 1996. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. First Tennessee adopted SFAS No. 125 on January 1, 1997. The impact of adoption will not be material to the financial position or results of operations of First Tennessee.

NOTE 2 - ACQUISITIONS

         The following table provides information concerning acquisitions completed during the three years ended December 31, 1996. Acquisitions accounted for as poolings of interests are included in First Tennessee's consolidated financial statements for all periods presented. Acquisitions accounted for as purchases are included in the financial statements from the date of the acquisition. All share information reflects the stock split effected on February 16, 1996.

                                                                                   Date of
         Acquisition                                      Location               Acquisition
--------------------------------------------------------------------------------------------
Financial Investment Corporation                     Springdale, Arkansas           10/1/95
HomeBanc Mortgage Corporation*                       Atlanta, Georgia                7/1/95
Peoples Commercial Services Corporation              Senatobia, Mississippi          4/1/95
Community Bancshares, Inc.                           Germantown, Tennessee          2/24/95
Carl I. Brown and Company                            Kansas City, Missouri           1/3/95
Emerald Mortgage Company                             Lynnwood, Washington           10/1/94
Planters Bank                                        Tunica, Mississippi             8/9/94
Cleveland Bank and Trust Company                     Cleveland, Tennessee           3/16/94
Highland Capital Management Corp.                    Memphis, Tennessee              3/1/94
SNMC Management Corporation                          Dallas, Texas                   1/4/94
--------------------------------------------------------------------------------------------

* Acquired certain assets and liabilities.

                                                          Common
                                                       Shares Issued              Method of
          Acquisition                                   (thousands)              Accounting
--------------------------------------------------------------------------------------------
Financial Investment Corporation                               2,565               Purchase
HomeBanc Mortgage Corporation*                       $7 million cash               Purchase
Peoples Commercial Services Corporation                          842               Purchase
Community Bancshares, Inc.                                     2,842               Pooling
Carl I. Brown and Company                                      1,731               Pooling
Emerald Mortgage Company                                         304               Purchase
Planters Bank                                                    668               Pooling
Cleveland Bank and Trust Company                               2,306               Pooling
Highland Capital Management Corp.                                936               Pooling
SNMC Management Corporation                                    3,502               Pooling
--------------------------------------------------------------------------------------------

* Acquired certain assets and liabilities.

NOTE 3 - INVESTMENT SECURITIES

         The following tables summarize First Tennessee's securities held to maturity and available for sale at December 31, 1996 and 1995:

                                                           AT DECEMBER 31, 1996*
                                               ------------------------------------------------
                                                              Gross       Gross       Estimated
                                                Amortized  Unrealized   Unrealized      Fair
(Dollars in thousands)                             Cost       Gains       Losses        Value
-----------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
States and municipalities                      $   65,914    $ 1,083      $  (320)   $   66,677
-----------------------------------------------------------------------------------------------
SECURITIES AVAILABLE FOR SALE:
U.S. Treasury and other
  U.S. government agencies                     $  469,483    $ 3,136      $  (513)   $  472,106
Government agency
  issued MBS                                      318,924      4,248       (3,737)      319,435
Government agency
  issued CMOs                                   1,263,693      4,865       (4,002)    1,264,556
States and municipalities                          25,169        956           (8)       26,117
Private issue CMOs                                  1,502         19           --         1,521
Other                                              17,381        138         (528)       16,991
Equity**                                           71,529      1,756         (391)       72,894
-----------------------------------------------------------------------------------------------
         Total securities available for sale   $2,167,681    $15,118      $(9,179)   $2,173,620
===============================================================================================

 * Includes $1,664,233,000 of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
** Equity securities include venture capital investment securities.

                                                              At December 31, 1995*
                                               --------------------------------------------------
                                                                Gross        Gross      Estimated
                                                Amortized    Unrealized    Unrealized      Fair
(Dollars in thousands)                            Cost          Gains        Losses        Value
-------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
States and municipalities                      $   74,731   $    1,289    $    (270)   $   75,750
-------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE FOR SALE:
U.S. Treasury and other
  U.S. government agencies                     $  271,260   $    3,289    $    (708)   $  273,841
Government agency
  issued MBS                                      294,731        6,239       (1,266)      299,704
Government agency
  issued CMOs                                   1,351,342       11,154       (2,586)    1,359,910
States and municipalities                          28,047        1,388          (26)       29,409
Private issue CMOs                                  1,841           22           --         1,863
Other                                              17,366          591         (500)       17,457
Equity**                                           53,927        2,163       (1,606)       54,484
-------------------------------------------------------------------------------------------------
         Total securities available for sale   $2,018,514   $   24,846    $  (6,692)   $2,036,668
=================================================================================================

 * Includes $1,590,984,000 of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
** Equity securities include venture capital investment securities.

         Provided below are the amortized cost and estimated fair value by contractual maturity for the securities portfolios at December 31, 1996:

                                           Held to Maturity            Available for Sale
                                        ----------------------     --------------------------
                                                     Estimated                      Estimated
By Contractual Maturity                 Amortized       Fair        Amortized          Fair
(Dollars in thousands)                     Cost        Value          Cost            Value
---------------------------------------------------------------------------------------------
Within 1 year                            $ 6,735      $ 6,811      $  187,121      $  189,016
After 1 year; within 5 years              13,875       13,996         302,553         303,157
After 5 years; within 10 years            23,133       23,617          19,050          19,631
After 10 years                            22,171       22,253           3,309           3,410
---------------------------------------------------------------------------------------------
       Subtotal                           65,914       66,677         512,033         515,214
---------------------------------------------------------------------------------------------
Mortgage-backed securities and CMOs           --           --       1,584,119       1,585,512
Equity securities                             --           --          71,529          72,894
---------------------------------------------------------------------------------------------
            Total                        $65,914      $66,677      $2,167,681      $2,173,620
=============================================================================================

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

         The table below provides information on realized gross gains and realized gross losses on sales from the available for sale portfolio for the years ended December 31:

                                      Available      Available
                                      for Sale -     for Sale -
(Dollars in thousands)                  Debt           Equity            Total
--------------------------------------------------------------------------------
1996
Gross gains on sales                  $ 1,164         $    540         $  1,704
Gross losses on sales                  (1,385)              --           (1,385)
--------------------------------------------------------------------------------
1995
Gross gains on sales                  $   514         $  5,466         $  5,980
Gross losses on sales                    (742)            (114)            (856)
--------------------------------------------------------------------------------
1994
Gross gains on sales                  $   264         $ 15,788         $ 16,052
Gross losses on sales                  (5,384)            (153)          (5,537)
--------------------------------------------------------------------------------

NOTE 4 - LOANS

         A summary of the major categories of loans outstanding at December 31 is shown below:

(Dollars in thousands)                                1996            1995
-----------------------------------------------------------------------------
Commercial                                         $3,521,473      $3,330,929
Consumer:
     Real estate*                                   1,753,933       1,576,215
     Auto                                             571,473         606,199
     Student                                          245,336         231,732
     Other                                            113,217         111,743
-----------------------------------------------------------------------------
           Total consumer                           2,683,959       2,525,889
Permanent mortgage                                    641,245         689,458
Credit card receivables                               564,803         529,104
Real estate construction                              297,797         238,863
Nonaccrual                                             18,926          19,040
-----------------------------------------------------------------------------
     Loans, net of unearned income**                7,728,203       7,333,283
       Allowance for loan losses                      117,748         112,567
-----------------------------------------------------------------------------
           Total net loans                         $7,610,455      $7,220,716
=============================================================================

 * Consumer real estate loans included $1,705,758,000 and $1,537,064,000 of first and second liens and home equity loans at December 31, 1996 and 1995, respectively.
** Loans are presented net of $5,023,000 and $6,079,000 unearned income for December 31, 1996 and 1995, respectively.

         On January 1, 1995, First Tennessee adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." On that date, impaired loans included in nonperforming loans totaled $9,742,000 with a related allowance of $2,542,000. Included in nonperforming loans are other nonaccrual loans and loans which have been restructured. At December 31, 1996 and 1995, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured. The following table presents nonperforming loans at December 31:

(Dollars in thousands)                               1996            1995
---------------------------------------------------------------------------
Impaired loans                                   $   10,322      $   11,865
Other nonaccrual loans                                8,604           7,175
---------------------------------------------------------------------------
       Total nonperforming loans                 $   18,926      $   19,040
===========================================================================

Restructured impaired loans at December 31, 1996 and 1995, were $279,000 and $303,000, respectively.

         Interest income recognized on impaired loans, which includes interest earned in previous years, was $508,000 and for other nonaccrual loans was $1,006,000 in 1996. For 1995, interest income recognized on impaired and other nonaccrual loans was $1,405,000. Under their original terms, interest income would have been approximately $886,000 for impaired loans and $501,000 for other nonaccrual loans in 1996. For 1995, under their original terms, interest income on impaired and other nonaccrual loans would have been approximately $1,374,000. The average balance of impaired loans was approximately $9,784,000 for 1996 and $10,441,000 for 1995.

         Activity in the allowance for loan losses related to non-impaired and impaired loans for years ended December 31 is summarized as follows:

(Dollars in thousands)               Non-impaired      Impaired         Total
-------------------------------------------------------------------------------
Balance at December 31, 1993                                          $110,720
Provision for loan losses                                               17,182
Charge-offs                                                            (29,196)
Loan recoveries                                                         11,153
-------------------------------------------------------------------------------
      Net charge-offs                                                  (18,043)
-------------------------------------------------------------------------------
Balance at December 31, 1994          $  109,859      $       --       109,859
Transfer of allowance                     (2,542)          2,542            --
Allowance from acquisitions                2,632              --         2,632
Provision for loan losses                 14,388           6,204        20,592
Charge-offs                              (29,766)         (5,465)      (35,231)
Loan recoveries                           14,480             235        14,715
-------------------------------------------------------------------------------
      Net charge-offs                    (15,286)         (5,230)      (20,516)
-------------------------------------------------------------------------------
Balance at December 31, 1995             109,051           3,516       112,567
Provision for loan losses                 33,179           2,498        35,677
Charge-offs                              (39,555)         (2,827)      (42,382)
Loan recoveries                           11,542             344        11,886
-------------------------------------------------------------------------------
      Net charge-offs                    (28,013)         (2,483)      (30,496)
-------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996          $  114,217      $    3,531      $117,748
===============================================================================

         Certain executive officers and directors (and their associates) of First Tennessee were loan customers during 1996 and 1995. Such loans are at normal credit terms, including interest rates and collateral, and do not represent more than a normal risk of collection. The following is a summary of related party loans outstanding and the activity for the years ended
December 31:

(Dollars in thousands)                               1996                1995
--------------------------------------------------------------------------------
Balance at beginning of year                      $ 128,911           $  94,470
Additions                                           292,615             202,652
Deletions:
  Repayments                                       (254,775)           (167,720)
  No longer related                                 (65,178)               (491)
--------------------------------------------------------------------------------
         Total deletions                           (319,953)           (168,211)
--------------------------------------------------------------------------------
Balance at end of year                            $ 101,573           $ 128,911
================================================================================

         Amounts due from customers on acceptances and bank acceptances outstanding were $4,329,000 and $4,663,000 at December 31, 1996 and 1995,
respectively.

NOTE 5 - PREMISES, EQUIPMENT AND LEASES

         Premises and equipment at December 31 are summarized below:

(Dollars in thousands)                                    1996            1995
--------------------------------------------------------------------------------
Land                                                    $ 29,130        $ 27,564
Buildings                                                130,822         121,932
Leasehold improvements                                    20,272          18,260
Furniture, fixtures and equipment                        176,151         160,535
--------------------------------------------------------------------------------
       Premises and equipment, at cost                   356,375         328,291
Less accumulated depreciation and amortization           170,751         150,891
--------------------------------------------------------------------------------
       Premises and equipment, net                      $185,624        $177,400
================================================================================

          First Tennessee is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 15 years, which may include the payment of taxes, insurance and maintenance costs.

          Minimum future lease payments for operating leases on premises and equipment at December 31, 1996, are shown below:

(Dollars in thousands)
---------------------------------------------------------------
1997                                                    $22,880
1998                                                     19,744
1999                                                     15,202
2000                                                     11,089
2001                                                      9,010
2002 and after                                           13,336
---------------------------------------------------------------
      Total minimum lease payments                      $91,261
===============================================================

Payments required under capital leases are not material.

         Rent expense incurred under all operating lease obligations was as follows for the years ended December 31:

(Dollars in thousands)                     1996           1995           1994
--------------------------------------------------------------------------------
Rent expense, gross                      $ 27,746       $ 27,779       $ 28,450
Amortization of deferred gain                  --             --           (585)
Rent income                                (1,517)        (1,776)        (2,498)
--------------------------------------------------------------------------------
Rent expense, net                        $ 26,229       $ 26,003       $ 25,367
================================================================================

NOTE 6 - INTANGIBLE ASSETS

         Following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

                                                              Premium on
                                                         Purchased Deposits
(Dollars in thousands)                     Goodwill           and Assets
---------------------------------------------------------------------------
December 31, 1993                          $ 62,565               $ 28,972
Amortization expense                         (3,073)                (3,333)
Acquisitions                                  6,594                     --
---------------------------------------------------------------------------
December 31, 1994                            66,086                 25,639
Amortization expense                         (3,676)                (4,424)
Acquisitions                                 29,382                 15,978
---------------------------------------------------------------------------
December 31, 1995                            91,792                 37,193
Amortization expense                         (4,386)                (5,105)
Acquisitions/Divestitures                       237                   (266)
---------------------------------------------------------------------------
DECEMBER 31, 1996                          $ 87,643               $ 31,822
===========================================================================

NOTE 7 - CAPITALIZED MORTGAGE SERVICING RIGHTS

         Following is a summary of changes in capitalized mortgage servicing rights, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)
------------------------------------------------------------------------------
December 31, 1993                                                    $ 85,983
Amortization                                                          (14,936)
Purchased mortgage servicing rights, net                                1,675
------------------------------------------------------------------------------
December 31, 1994                                                      72,722
Amortization                                                          (14,980)
Originated mortgage servicing rights                                   92,262
Purchased mortgage servicing rights, net                                 (784)
------------------------------------------------------------------------------
December 31, 1995                                                     149,220
Amortization                                                          (26,041)
Originated mortgage servicing rights                                  144,988
Sales of servicing rights                                              (2,140)
------------------------------------------------------------------------------
DECEMBER 31, 1996                                                    $266,027
==============================================================================

The capitalized mortgage servicing rights at December 31, 1996 and 1995, included originated mortgage servicing rights which were related to loans held for sale to investors of $10,625,000 and $11,289,000. First Tennessee retains the servicing when these loans are sold.

         The mortgage servicing rights at December 31, 1996 and 1995, had estimated market values of approximately $293.1 million and $166.2 million, respectively. These balances represent the rights to service approximately $19 billion and $12 billion of mortgage loans at December 31, 1996 and 1995. In addition, First Tennessee had approximately $3 billion and $5 billion of mortgage loans for which the servicing rights were not capitalized at December 31, 1996 and 1995. These mortgage servicing rights had estimated market values of $30.6 million and $43.6 million, respectively. No valuation allowance was required as of December 31, 1996 or 1995.

NOTE 8 - SHORT-TERM BORROWINGS

         Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other borrowed funds which include term federal funds purchased, short-term bank notes, and advances from the Federal Home Loan Bank. The advances from the Federal Home Loan Bank, which totaled $200 million at December 31, 1996, are collateralized 150 percent with first-lien permanent mortgage loans of First Tennessee Bank National Association.

         Federal funds purchased and securities sold under agreements to repurchase, and commercial paper generally have maturities of less than 90 days. Other short-term borrowings have original maturities of one year or less.

         The detail of these borrowings for the years 1996, 1995 and 1994 is presented in the following table:

                                              Federal Funds
                                              Purchased and
                                             Securities Sold                           Other
                                            Under Agreements      Commercial         Short-term
(Dollars in thousands)                        to Repurchase          Paper           Borrowings
-----------------------------------------------------------------------------------------------
1996
     Average balance                            $ 1,588,101        $ 22,207          $ 497,870
     Year-end balance                             1,881,187          22,648            354,721
     Maximum month-end outstanding                1,881,187          33,790            699,113
     Average rate for the year                         4.91%           4.39%              6.15%
     Average rate at year-end                          5.65            4.43               5.92
1995
     Average balance                            $ 1,491,033        $ 35,579          $ 368,630
     Year-end balance                             1,674,225          29,402             57,118
     Maximum month-end outstanding                1,953,448          44,755            547,131
     Average rate for the year                         5.43%           5.14%              7.07%
     Average rate at year-end                          4.96            4.59               6.52
1994
     Average balance                            $ 1,045,571        $ 34,351          $ 645,447
     Year-end balance                             1,457,517          67,820            284,702
     Maximum month-end outstanding                1,457,517          67,820            894,840
     Average rate for the year                         3.87%           3.77%              5.46%
     Average rate at year-end                          5.15            4.57               8.05
-----------------------------------------------------------------------------------------------

         At December 31, 1996, $40.0 million of unused borrowings under unsecured lines of credit from non-affiliated banks were available to the parent company to provide for general liquidity needs at an annual facility fee of
 .125 percent.

NOTE 9 - RESTRICTIONS, CONTINGENCIES AND OTHER DISCLOSURES

RESTRICTIONS ON CASH AND DUE FROM BANKS. The commercial banking subsidiaries of First Tennessee are required to maintain average reserve balances with the Federal Reserve Bank. The reserve balances required at December 31, 1996 and 1995, were $160,013,000 and $158,328,000, respectively. These reserves are included in "Cash and due from banks" on the Consolidated Statements of Condition.

RESTRICTIONS ON DIVIDENDS. Dividends are paid by First Tennessee from its assets which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of the banking subsidiaries to transfer funds to First Tennessee in the form of cash, dividends, loans or advances. As of December 31, 1996, the banking subsidiaries had undivided profits of $706,172,000 of which $293,094,000 was available for distribution to First Tennessee as dividends without prior regulatory approval.

RESTRICTIONS ON INTERCOMPANY TRANSACTIONS. Under Federal Banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the banks' capital stock and surplus, as defined, or $110,134,000 at December 31, 1996. The parent company had borrowings of $18,250,000 from First Tennessee Bank National Association (FTBNA) at December 31, 1996. Certain loan agreements also define other restricted transactions related to additional borrowings.

CONTINGENCIES. In May 1996, FTBNA was named as a defendant in a purported class action lawsuit filed in federal court in Alabama wherein plaintiffs assert that FTBNA and another defendant had engaged in unfair and deceptive practices in connection with the financing of "nonrecurring sale items." The Complaint alleges violations of the Truth In Lending Act and the federal RICO statute and fraud by suppression with respect to Alabama residents. In addition to these theories, plaintiffs proceed against FTBNA on an agency theory. The Complaint seeks unqualified compensatory, triple, and punitive damages. Subsequently, eight additional individual lawsuits and one class action lawsuit arising out of the same set of circumstances have been filed in state court in Alabama, asserting claims of fraud, specifically misrepresentation and failure to disclose. Plaintiffs in the state cases also proceed against FTBNA on an agency theory. FTBNA denies liability and denies that any co-defendant is its agent. In addition to these lawsuits, 23 similar individual lawsuits have been threatened to be filed in state court in Alabama. As a result, there can be no assurance that FTBNA will not be named as a defendant in future similar lawsuits. Various other claims and lawsuits are pending against First Tennessee and its subsidiaries. Although First Tennessee cannot predict the outcome of the foregoing actions, after consulting with counsel, it is management's opinion that when resolved, the amount, if any, will not have a material adverse effect on the consolidated financial statements of First Tennessee and its subsidiaries.

OTHER DISCLOSURES - BANK OWNED LIFE INSURANCE. First Tennessee has purchased life insurance on certain of its employees and is the beneficiary on these policies. At December 31, 1996, the cash surrender value of the policies, which is included in "Bond division receivables and other assets" on the Consolidated Statements of Condition, was $65,710,000 with an original face value of $60,000,000. There are no restrictions on the proceeds from these benefits, and First Tennessee has not borrowed against the cash surrender value of these policies.

NOTE 10 - REGULATORY CAPITAL

         First Tennessee is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Tennessee's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require First Tennessee to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (leverage). Management believes, as of December 31, 1996, that First Tennessee met all capital adequacy requirements to which it was subject.

         The most recent notification from the Office of the Comptroller of the Currency at June 30, 1996, categorized First Tennessee as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized First Tennessee must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. In the opinion of management, at December 31, 1996, no conditions or events have occurred since that notification that would change First Tennessee's category.

         First Tennessee's actual capital amounts and ratios are also presented in the table below:

                              First Tennessee National         First Tennessee Bank
                                     Corporation               National Association
                             ---------------------------    --------------------------
(Dollars in thousands)            Amount         Ratio           Amount         Ratio
--------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1996:

Actual:
Total Capital                  $1,123,633        11.81%         $993,977        11.11%
Tier 1 Capital                    856,769         9.00           809,513         9.05
Leverage                          856,769         6.80           809,513         6.93

For Capital Adequacy Purposes:
Total Capital                     761,209   >or=  8.00           715,724   >or=  8.00
Tier 1 Capital                    380,604   >or=  4.00           357,862   >or=  4.00
Leverage                          504,151   >or=  4.00           467,236   >or=  4.00

To Be Well Capitalized Under
   Prompt Corrective
   Action Provisions:
Total Capital                     951,511   >or= 10.00           894,655   >or= 10.00
Tier 1 Capital                    570,906   >or=  6.00           536,793   >or=  6.00
Leverage                          630,189   >or=  5.00           584,045   >or=  5.00
--------------------------------------------------------------------------------------
As of December 31, 1995:

Actual:
Total Capital                  $1,024,003        11.50%         $891,310        10.69%
Tier 1 Capital                    763,709         8.58           712,031         8.54
Leverage                          763,709         6.43           712,031         6.49

For Capital Adequacy Purposes:
Total Capital                     712,382   >or=  8.00           667,333   >or=  8.00
Tier 1 Capital                    356,191   >or=  4.00           333,667   >or=  4.00
Leverage                          475,411   >or=  4.00           438,900   >or=  4.00

To Be Well Capitalized Under
   Prompt Corrective
   Action Provisions:
Total Capital                     890,477   >or= 10.00           834,167   >or= 10.00
Tier 1 Capital                    534,286   >or=  6.00           500,500   >or=  6.00
Leverage                          594,264   >or=  5.00           548,625   >or=  5.00
--------------------------------------------------------------------------------------

         The following table details the actual regulatory capital ratios for other bank subsidiaries at December 31, 1996:

                                   FNB                          Peoples
                          CBT   Springdale  FTBNA-MS  Peoples  and Union  Planters
                          (1)      (2)         (3)      (4)       (5)        (6)
----------------------------------------------------------------------------------
AS OF DECEMBER 31, 1996:
Total Capital            17.21%   18.22%      17.55%   22.24%    20.52%     22.89%
Tier 1 Capital           15.95    17.14       16.56    20.98     19.30      21.62
Leverage                  9.79     9.30       10.69    10.60     11.52       9.61
----------------------------------------------------------------------------------

(1)Cleveland Bank and Trust Company (2)First National Bank of Springdale
(3)First Tennessee Bank National Association Mississippi
(4)Peoples Bank of Senatobia (5)Peoples and Union Bank (6)Planters Bank

NOTE 11 - TERM BORROWINGS

          The following table presents information pertaining to term borrowings (debt with original maturities greater than one year) for First Tennessee and its subsidiaries at December 31:

(Dollars in thousands)                                              1996          1995
----------------------------------------------------------------------------------------
FIRST TENNESSEE NATIONAL CORPORATION:
Subordinated capital notes:
     Matures on June 1, 1999 - 10 3/8%                            $ 74,782      $ 74,692
     Matures on November 15, 2005 - 6 3/4%                          74,275        74,193

FIRST TENNESSEE BANK NATIONAL ASSOCIATION:
Notes payable to Federal Home Loan Bank*:
     Matures on January 3, 1997 - 7.95%                             25,000        25,000
     Matures on April 3, 1997 - 7.95%                               25,000        25,000
     Matures on January 29, 1999 - 7.95%                            15,000        15,000
     Matures on October 3, 1997 - 8.05%                             10,000        10,000
     Matures through 1998 - 7.50%                                    6,661        11,559
     Matures through 2009 - 8.10%                                    2,583         2,783
     Note at one month LIBOR + .05%
          (5.7375% at December 31, 1995)                                --        20,000
Industrial development bond payable to City of
          Alcoa, Tennessee; matures 1999 - 6.50%                       300           400

CLEVELAND BANK AND TRUST COMPANY:
Industrial development bond payable to City of
          Cleveland, Tennessee; matures through 1999 -
          65% of prime (5.3625% and 5.525% at
          December 31, 1996 and 1995, respectively)                  1,044         1,390
----------------------------------------------------------------------------------------
     Total                                                        $234,645      $260,017
========================================================================================

* The Federal Home Loan Bank borrowings were collateralized 150 percent with first-lien permanent mortgage loans of FTBNA.

         Annual principal repayment requirements as of December 31, 1996, are as follows:

(Dollars in thousands)
-----------------------------------------------
1997                                    $65,827
1998                                      1,930
1999                                     90,848
2000                                        200
2001                                        200
2002-2010                                76,583
-----------------------------------------------

         At maturity, the 10 3/8 percent subordinated notes will be redeemed, at First Tennessee's option, in cash from the proceeds of the sale of capital securities, or exchanged for qualifying capital securities having a market value equal to the principal amount of the notes. These notes are unsecured and subordinate to all present and future senior debt of First Tennessee.

NOTE 12 - SHAREHOLDER PROTECTION RIGHTS AGREEMENT

         In September 1989, First Tennessee adopted a Shareholder Protection Rights Agreement (the Agreement) and distributed a dividend of one right on each outstanding share of common stock held on September 18, 1989, or issued thereafter and prior to the time the rights separate. On January 21, 1997, First Tennessee amended and restated the Agreement. As so amended, the Agreement provides that until the 10th business day (subject to certain adjustments by the board of directors) after a person or group commences a tender or exchange offer that will result in such person or group owning 10 percent or more of First Tennessee's common stock, or the public announcement by First Tennessee that a person or group owns 10 percent or more of First Tennessee's common stock, the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed, and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $150.

         If any person or group acquires 10 percent or more of First Tennessee's common stock, then each right (other than rights beneficially owned by holders of 10 percent or more of the common stock or transferees thereof, which rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of First Tennessee common stock or participating preferred stock having a market value of twice the exercise price. Also, if there is a 10 percent shareholder and First Tennessee is involved in certain significant transactions, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the other party having a market value of twice the exercise price. If any person or group acquires between 10 percent and 50 percent of First Tennessee's common stock, First Tennessee's board of directors may, at its option, exchange one share of First Tennessee common stock or one one-hundredth of a share of participating preferred stock for each right. The rights will expire on the earliest of one of the following three times: the time of the exchange described in the preceding sentence; September 18, 1999; or the date the rights are redeemed as described in the following sentence. The rights may be redeemed by the board of directors for $0.0033 per right until 10 business days after First Tennessee announces that any person or group owns 10 percent or more of First Tennessee's common stock.

NOTE 13 - SAVINGS, PENSION AND OTHER EMPLOYEE BENEFITS

SAVINGS PLAN. Substantially all employees of First Tennessee are covered by a contributory savings plan in conjunction with a flexible benefits plan. During the year, First Tennessee makes contributions to each eligible employee's flexible benefits plan account. These contributions are based on length of service and a percentage of the employee's salary. The employees have the option to direct a portion or all of the contribution into their savings plan accounts. Employees may also make pre-tax and after-tax personal contributions to the savings plan. First Tennessee matches the majority of employee pre-tax contributions invested in First Tennessee's common stock at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's qualifying salary. Contributions made by First Tennessee to the flexible benefits plan were $13,202,000 for 1996, $9,996,000 for 1995 and $8,276,000 for 1994.

ACTUARIAL ASSUMPTIONS. The actuarial assumptions used in the defined pension plan and the other employee benefit plans were as follows:

                                                                1996   1995   1994
-----------------------------------------------------------------------------------
Discount rate                                                   7.75%  7.25%  8.50%
Weighted average rate of increase in future compensation         4.0    4.7    4.8
Expected long-term rate of return on assets dedicated to
   employees who retired prior to January 1, 1993                6.5    6.5    6.5
Expected long-term rate of return on assets                     10.0   10.0    9.5
-----------------------------------------------------------------------------------

PENSION PLAN. Substantially all employees of First Tennessee are covered by a noncontributory, defined benefit pension plan. Pension benefits are based on years of service, average compensation near retirement, and estimated social security benefits at age 65. The annual funding is based on an actuarially determined amount using the entry age cost method. First Tennessee's policy to fund amounts which are actuarially determined is in accordance with the applicable provisions of the Employee Retirement Income Security Act.

         The components of pension expense for the years ended December 31 were as follows:

(Dollars in thousands)                              1996      1995      1994
------------------------------------------------------------------------------
Service cost-benefits earned during the year     $  6,083  $  5,210  $  6,792
Interest cost on projected benefit obligation       7,895     6,907     6,459
Gain on plan assets                               (12,330)  (27,516)     (676)
Net amortization and deferral                      (2,398)   15,677    (9,582)
------------------------------------------------------------------------------
     Pension expense/(benefit)                   $   (750) $    278  $  2,993
==============================================================================

         The following table sets forth the plan's funded status and amounts recognized in the Consolidated Statements of Condition at December 31:

(Dollars in thousands)                                            1996       1995
------------------------------------------------------------------------------------
Plan assets at fair value                                       $169,488   $150,685
Actuarial present value of projected benefit obligation*         107,403    108,215
------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation             62,085     42,470
Unrecognized net (gain)/loss from past experience different
     from that assumed and effects of changes in assumptions      (9,963)        72
Prior service cost not yet recognized in pension expense           2,848      3,138
Unrecognized net transitional asset                               (2,780)    (3,240)
------------------------------------------------------------------------------------
     Prepaid pension expense                                    $ 52,190   $ 42,440
====================================================================================

* At December 31, 1996 and 1995, respectively, the actuarial present values of the accumulated benefit obligation were $82,435,000 and $86,495,000, of which vested benefits were $80,741,000 and $84,302,000. The accumulated benefit obligation excludes projected future increases in compensation.

OTHER EMPLOYEE BENEFITS. First Tennessee provides postretirement medical insurance to full-time employees retiring under the provisions of the First Tennessee Pension Plan. The postretirement medical plan is contributory with retiree contributions adjusted annually. The plan is based on criteria that are a combination of the employee's age and years of service and utilizes a two-step approach. For any employee retiring on or after January 1, 1995, First Tennessee will contribute a fixed amount based on years of service and age at time of retirement.

          The following table sets forth the plans' funded status reconciled to the amount shown in the Consolidated Statements of Condition at December 31:

(Dollars in thousands)                                     1996           1995
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
     Retirees                                           $(16,083)      $(14,236)
     Actives                                              (7,779)        (8,948)
--------------------------------------------------------------------------------
          Total APBO                                     (23,862)       (23,184)
Plan assets at fair value                                 11,198         11,055
--------------------------------------------------------------------------------
APBO in excess of plan assets                            (12,664)       (12,129)
Unrecognized:
     Net transition obligation                            15,818         16,807
     Prior service cost                                       41             44
     Prepaid benefit cost                                 (1,270)          (394)
--------------------------------------------------------------------------------
          Prepaid postretirement benefit cost           $  1,925       $  4,328
================================================================================

          Postretirement benefit expense for the years ended December 31 included the following components:

(Dollars in thousands)                           1996       1995      1994
----------------------------------------------------------------------------
Service cost                                   $   608    $   427    $  556
Interest cost on APBO                            1,689      1,762     1,578
Actual return on assets                         (1,004)    (1,867)     (864)
Amortization of transition obligation              989        989       989
Total of other components                          121      1,048       172
----------------------------------------------------------------------------
     Postretirement benefit expense            $ 2,403    $ 2,359    $2,431
============================================================================

         The cost of health care benefits was projected to increase at an annual per capita rate of 9.75 percent in 1996 and decrease evenly to a rate of 5.75 percent by the year 2000 and remain at an even level thereafter. In 1995, the annual rate of increase was assumed to be 10.75 percent decreasing evenly to a rate of 5.75 percent by the year 2000 and remaining at that level thereafter. In 1994, the annual rate of increase was assumed to be 13 percent decreasing evenly to a rate of 7 percent by the year 2000 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The following table illustrates the effect of increasing the assumed health care cost trend rate by 1 percent:

(Dollars in thousands)          Current Trend   Increased Trend  Percent Change
-------------------------------------------------------------------------------
APBO at December 31, 1996          $23,862          $24,792           3.9+
Service and interest cost            2,297            2,392           4.1+
-------------------------------------------------------------------------------

         The funding policy for the plan is to fund the maximum amount deductible under the current tax regulations. The plan assets consist primarily of equity and fixed income securities. The trust holding the plan assets for employees that retired prior to January 1, 1993, is subject to federal income taxes at a 35 percent tax rate. The trust holding the plan assets for all other employees, actives and those retired since 1992, is not subject to federal income taxes.

         First Tennessee provides benefits to former and inactive employees after employment but before retirement. The obligation/(benefit) recognized in accordance with accounting standards was $(.3) million in 1996, $1.9 million in 1995 and $2.5 million in 1994.

         Medical and group life insurance expenses incurred for active employees are shown in the following table:

(Dollars in thousands)                           1996        1995       1994
-----------------------------------------------------------------------------
Medical plan expense based on claims incurred  $10,762      $8,673     $9,841
Participants                                     5,267       5,304      5,400
-----------------------------------------------------------------------------
Group life insurance expense based on benefits
     incurred                                  $   865      $  783     $1,088
Participants                                     8,022       7,744      6,413
-----------------------------------------------------------------------------

NOTE 14 - STOCK OPTION, RESTRICTIVE STOCK INCENTIVE, AND DIVIDEND REINVESTMENT PLANS

STOCK OPTION PLANS. First Tennessee issues non-qualified stock options under various plans to employees, non-employee directors, and bank advisory board members. The plans provide for the issuance of First Tennessee common stock at a price equal to its fair market value at the date of grant; however, the exercise price may be less than the fair market value if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price must equal the fair market value of the stock on the date of grant. All options expire 10 years from the date of grant, except for those options that were part of compensation deferral, which expire 20 years from the date of grant. There were 1,776,607 shares available for option plan grants at December 31, 1996. The summary of stock option activity is shown below:

                                     Options     Weighted Average
                                   Outstanding    Exercise Price
------------------------------------------------------------------
January 1, 1994                     2,437,828         $11.35
Options granted                     1,116,844          19.66
Stock options exercised              (324,232)          8.70
Stock options canceled                (57,636)         13.80
                                    ----------
December 31, 1994                   3,172,804          14.50
                                    ==========
Options exercisable                 1,399,302          10.47
------------------------------------------------------------------
January 1, 1995                     3,172,804         $14.50
Options granted                     1,211,168          20.64
Stock options exercised              (439,372)         11.05
Stock options canceled               (260,366)         20.49
                                    ----------
December 31, 1995                   3,684,234          16.50
                                    ==========
Options exercisable                 1,653,598          12.40
------------------------------------------------------------------
January 1, 1996                     3,684,234         $16.50
Options granted                     2,078,798          29.05
Stock options exercised              (397,821)         14.31
Stock options canceled               (346,893)         25.66
                                    ----------
DECEMBER 31, 1996                   5,018,318          21.24
                                    ==========
Options exercisable                 2,285,900          16.80
------------------------------------------------------------------

         The following table summarizes information about stock options outstanding at December 31, 1996:

                                Weighted Average
Exercise Price       Options       Remaining      Weighted Average
    Range          Outstanding  Contractual Life   Exercise Price
------------------------------------------------------------------
$ 8.00 - $12.00       909,143      4.36 years          $ 8.86
$12.01 - $22.00     2,263,095      7.50 years           19.62
$22.01 - $30.00       786,077     16.63 years           27.11
$30.01 - $45.00     1,060,003      9.61 years           30.99
------------------------------------------------------------------

         First Tennessee accounts for these plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standard No. 123 (SFAS No.
123), "Accounting for Stock-Based Compensation," First Tennessee's net income and income per share would have been reduced to the following pro forma amounts:

                                                    December 31
                                                -------------------
(Dollars in thousands except per share data)       1996       1995
-------------------------------------------------------------------
Net income, as reported                         $179,907   $164,888
Pro forma net income                             178,068    164,354
Income per share, as reported                       2.68       2.42
Pro forma income per share                          2.65       2.42
-------------------------------------------------------------------

         Total compensation costs that would have been recognized in income under SFAS No. 123 for all stock-based compensation awards was $3,010,000 and $874,000 for 1996 and 1995, respectively.

         Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. First Tennessee used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 1996 and 1995 with the following assumptions:

                                                            1996           1995
----------------------------------------------------------------------------------
Expected dividend yield                                       3.76%          3.76%
Expected option lives of options issued at market        5.72 years     4.03 years
Expected option lives of options issued below market     2.65 years     5.96 years
Expected volatility                                          16.75%         16.75%
Risk-free interest rates                                      6.16%          6.62%
----------------------------------------------------------------------------------

                                                                   Weighted
                                                                    Average
                                                                  Grant Date
                                                      Number      Fair Value
                                                      Issued      per Option
----------------------------------------------------------------------------
1996:
Options issued at market on the date of grant        1,405,711        $5.32
Options issued below market on the date of grant       673,087         6.95
----------------------------------------------------------------------------
1995:
Options issued at market on the date of grant        1,071,800        $3.38
Options issued below market on the date of grant       139,368         8.51
----------------------------------------------------------------------------

RESTRICTED STOCK INCENTIVE PLANS. First Tennessee has authorized the issuance of its common stock for awards to executive employees who have a significant impact on the profitability of First Tennessee under restricted stock incentive plans. Additionally, the plans provide for 3,000 shares of restricted stock to be granted to each new non-employee director upon election to the Board with restrictions lapsing as defined in the plans. For the years 1996, 1995 and 1994, First Tennessee granted 109,196; 8,200 and 96,000 restricted shares under the plans, respectively. Compensation expense related to these plans was $1,541,000, $1,165,000 and $1,374,000 for the years 1996, 1995 and 1994, respectively. There were 378,968 shares available for restricted stock incentive grants at December 31, 1996.

DIVIDEND REINVESTMENT PLAN. The Dividend Reinvestment and Stock Purchase Plan, as amended in 1995, authorizes the sale of First Tennessee's common stock from authorized, but unissued common stock or from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends and make optional cash payments of $25 to $10,000 per quarter without paying commissions. Since 1988, shares for this plan have been purchased on the open market. The price of the shares purchased directly from First Tennessee is the mean between the high and low sales price on the investment date. The price of shares purchased on the open market is the average price paid.

NOTE 15 - INCOME TAXES

         The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)                1996              1995              1994
--------------------------------------------------------------------------------
Current:
  Federal                          $ 52,090           $46,502           $55,435
  State                              10,903             8,059             9,325
Deferred:
  Federal                            40,266            29,734            (3,272)
  State                                (992)            3,774              (794)
--------------------------------------------------------------------------------
       Total                       $102,267           $88,069           $60,694
================================================================================

         The effective tax rates for 1996, 1995 and 1994 were 36.24 percent,
34.82 percent and 29.21 percent, respectively. Income tax expense was different than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)                      1996           1995          1994
----------------------------------------------------------------------------------
Federal income tax rate                         35 %           35 %           35 %
----------------------------------------------------------------------------------
Tax computed at statutory rate           $  98,761       $ 88,535       $ 72,712
Increase/(decrease) resulting from:
    Tax-exempt interest                     (3,269)        (2,922)        (2,989)
    State income taxes                       6,472          7,691          6,059
    Adjustment of prior years'
      estimated liabilities                     --         (5,675)        (5,883)
    Valuation allowance                         --             --         (8,038)
    Charitable foundation                       --             --         (2,921)
    Other                                      303            440          1,754
----------------------------------------------------------------------------------
         Total                           $ 102,267       $ 88,069       $ 60,694
==================================================================================

         A deferred tax asset or liability is recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. As a result of the implementation of SFAS No. 122, "Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65," in 1995, First Tennessee recognizes deferred tax liabilities related to the difference between originated mortgage servicing rights recorded as assets in the financial statements and the corresponding tax bases of the mortgage servicing rights. Temporary differences which gave rise to deferred tax (assets)/liabilities at December 31, 1996 and 1995, were as follows:

(Dollars in thousands)                                 1996              1995
-------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Loss reserves                                      $ (50,121)         $(36,264)
Net operating loss carryforwards                      (6,791)           (7,499)
Hedging transactions                                    (477)               --
Other                                                 (5,744)           (2,822)
-------------------------------------------------------------------------------
     Gross deferred tax assets                       (63,133)          (46,585)
-------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Originated mortgage servicing rights                  74,838            22,299
Depreciation                                           7,150             4,628
Employee benefits                                      4,879             6,119
Purchase accounting adjustments                        4,510             4,510
Intangible assets                                      4,870             5,600
Lease operations                                       2,662             3,728
Operations services                                    3,615                --
Investments in loans and securities                    1,694             6,736
Hedging transactions                                      --             4,453
Other                                                 10,840             5,601
-------------------------------------------------------------------------------
     Gross deferred tax liabilities                  115,058            63,674
-------------------------------------------------------------------------------
        Net deferred tax liabilities               $  51,925          $ 17,089
===============================================================================

NOTE 16 - BUSINESS SEGMENT INFORMATION

         First Tennessee provides traditional retail/commercial banking and other financial services to its customers. First Tennessee has three reportable segments: banking group, mortgage banking and bond division. Banking subsidiaries offer general banking products in 21 Tennessee counties, in northern Mississippi and in northwest Arkansas. Mortgage banking provides services in 29 states, and the bond division has offices in Dallas, Kansas City, Knoxville, Memphis and Mobile.

         Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented. The following table reflects the approximate amounts of consolidated revenue, expense and assets for the three years ended December 31, for each segment:

                                        Banking          Mortgage         Bond
(Dollars in thousands)                   Group           Banking        Division       Consolidated
---------------------------------------------------------------------------------------------------
1996
Interest income                      $   788,443      $    85,965      $  22,089       $    896,497
Interest expense                         375,906           48,493         20,910            445,309
---------------------------------------------------------------------------------------------------
   Net interest income                   412,537           37,472          1,179            451,188
Other revenues                           211,604          273,674         85,871            571,149
Other expenses                           420,768          255,292         64,103            740,163
---------------------------------------------------------------------------------------------------
   Pre-tax income                    $   203,373      $    55,854      $  22,947       $    282,174
===================================================================================================
Identifiable assets                  $11,298,138      $ 1,443,740      $ 317,024       $ 13,058,902
---------------------------------------------------------------------------------------------------
1995
Interest income                      $   735,377      $    59,718      $  27,433       $    822,528
Interest expense                         371,238           33,093         27,544            431,875
---------------------------------------------------------------------------------------------------
   Net interest income                   364,139           26,625           (111)           390,653
Other revenues                           196,428          213,369         82,814            492,611
Other expenses                           376,055          195,419         58,833            630,307
---------------------------------------------------------------------------------------------------
   Pre-tax income                    $   184,512      $    44,575      $  23,870       $    252,957
===================================================================================================
Identifiable assets                  $10,559,010      $ 1,168,010      $ 349,862       $ 12,076,882
---------------------------------------------------------------------------------------------------
1994
Interest income                      $   615,048      $    61,026      $  24,984       $    701,058
Interest expense                         253,757           28,642         24,198            306,597
---------------------------------------------------------------------------------------------------
   Net interest income                   361,291           32,384            786            394,461
Other revenues                           191,104          187,584         77,478            456,166
Other expenses                           374,197          210,185         58,483            642,865
---------------------------------------------------------------------------------------------------
   Pre-tax income                    $   178,198      $     9,783      $  19,781       $    207,762
===================================================================================================
Identifiable assets                  $ 9,838,270      $   772,410      $ 322,269       $ 10,932,949
---------------------------------------------------------------------------------------------------

         Capital expenditures and depreciation and amortization occurred primarily in the banking group. Capital expenditures were $37,549,000, $38,545,000 and $40,045,000 for the years ended December 31, 1996, 1995 and
1994, respectively. Depreciation and amortization was $78,791,000, $68,944,000 and $56,118,000 for 1996, 1995 and 1994, respectively.

NOTE 17 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         First Tennessee utilizes various financial instruments as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks that are not reflected on the balance sheet. The activities which currently employ financial instruments with off-balance sheet risk are mortgage banking, interest rate risk management and bond division operations. First Tennessee also enters into commitments for lending related purposes to meet customers' financial needs. Controls and monitoring procedures for these instruments have been established and are routinely revised. The Asset/Liability Committee (ALCO) monitors the usage and effectiveness of financial instruments. ALCO, in conjunction with senior credit officers, also periodically reviews and revises counterparty credit limits.

         Credit Risk represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of contracts. First Tennessee manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining agreements whenever possible to limit potential exposure. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value.

         Market Risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, prepayment speeds or the prices of debt instruments. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance sheet hedges are aggregated, and the resulting net positions are identified.

LENDING RELATED

         First Tennessee enters into fixed and variable loan commitments with customers. When these commitments have contract rate adjustments that lag changes in market rates, the financial instruments have characteristics similar to option contracts. First Tennessee follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

         Commitments to Extend Credit are contractual obligations to lend to a customer as long as all established contractual conditions are met. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The majority of First Tennessee's loan commitments have maturities less than one year and reflect the prevailing market rates at the time of the commitment. Since commitments may expire without being fully drawn upon, the total contract amount does not necessarily represent future cash requirements.

         Commercial and Standby Letters of Credit are conditional commitments issued by First Tennessee to guarantee the performance and/or payment of a customer to a third party in connection with specified transactions. The credit risk involved in issuing commercial and standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

         The following is a summary of the maximum credit exposure of each class of lending related off-balance sheet financial instruments outstanding at December 31:

(Dollars in millions)                                         1996         1995
--------------------------------------------------------------------------------
Commitments to extend credit:
     Consumer credit card lines                              $1,622       $1,595
     Consumer home equity                                       320          249
     Commercial real estate and construction and
          land development                                      300          330
     Mortgage banking                                           548          569
     Other                                                    1,642        1,381
--------------------------------------------------------------------------------
          Total loan commitments                              4,432        4,124
Other commitments:
     Standby letters of credit                                  470          250
     Commercial letters of credit                                 3            5
--------------------------------------------------------------------------------
          Total loan and other commitments                   $4,905       $4,379
================================================================================

         The following table shows the notional or contractual amounts and related fair values for the off-balance sheet financial instruments at December 31, 1996 and 1995:

                                                      1996                      1995
                                              ---------------------    ---------------------
                                                NOTIONAL      FAIR      Notional       Fair
(Dollars in millions)                            VALUE        VALUE       Value        Value
--------------------------------------------------------------------------------------------
Loan commitments                              $  4,431.5     $   2.2   $  4,123.6     $  4.7
Commercial and standby letters of credit           473.1         5.9        254.7        3.2
--------------------------------------------------------------------------------------------
Foreign exchange contracts:
     Contracts to buy                         $      (.2)    $    --   $      (.5)    $   --
     Contracts to sell                                .5          --           .3         --
--------------------------------------------------------------------------------------------
          Net position                        $       .3     $    --   $      (.2)    $   --
============================================================================================

Mortgage banking loan commitments have an additional off-balance sheet value resulting from originated mortgage servicing rights of approximately
$7.6 million at December 31, 1996, and $4.1 million at December 31, 1995.

MORTGAGE BANKING

         First Tennessee uses both forward sales and option contracts to protect the value of residential mortgage loans held for sale that are being underwritten for future sale to investors in the secondary market. Adverse market interest rate changes, between the time a customer receives a rate-lock commitment and the fully funded loan is sold to an investor, can erode the value of that mortgage. Therefore, First Tennessee enters into forward sales and option contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans.

                                                            1996                     1995
                                                  ---------------------      ---------------------
                                                    NOTIONAL      FAIR       Notional       Fair
(Dollars in millions)                                VALUE        VALUE        Value        Value
--------------------------------------------------------------------------------------------------
Mortgage pipeline and warehouse hedging:
  Interest rate forward contracts -
     commitments to sell                          $ 1,089.0       $ 3.4       $ 952.1      $ (4.5)
  Interest rate option contracts -
     put option purchased                              13.0         (.1)         32.0         (.3)
--------------------------------------------------------------------------------------------------

         Residential mortgage loans are originated by First Tennessee to be sold in the secondary market. Some of these loans are sold with provisions of recourse. As of December 31, 1996 and 1995, the outstanding principal amount of these loans was $469.7 million and $682.1 million, respectively. The associated credit risk on these loans sold with recourse was $212.0 million and $421.0 million for December 31, 1996 and 1995, respectively. A reserve has been established to cover any inherent losses. These loans are reviewed on a regular basis to ensure that reserves are adequate to provide for foreclosure losses.

INTEREST RATE RISK MANAGEMENT

         First Tennessee's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and liabilities have different maturity or repricing characteristics. First Tennessee uses off-balance sheet financial instruments that are designed to moderate the impact on earnings as interest rates move up or down.

         Interest Rate Swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Notional amounts are used in such contracts to calculate interest payments due to each counterparty and do not represent credit exposure. The primary risks associated with swaps are the exposure to movements in interest rates and the ability of counterparties to meet the terms of the contracts. First Tennessee receives a fixed interest rate of 4.885 percent and pays a floating rate applied to an amortizing notional principal on the swap contract outstanding at December 31, 1996:

                                                         1996                1995
                                                  -----------------   ------------------
                                                  NOTIONAL   FAIR     Notional    Fair
(Dollars in millions)                              VALUE     VALUE      Value     Value
----------------------------------------------------------------------------------------
Interest rate swap agreements:
     Receive fixed/pay floating - amortizing       $ 34.2    $ (.2)    $ 378.2   $ (1.3)
----------------------------------------------------------------------------------------

The remaining index amortizing swap has a final maturity in 1997.

         First Tennessee recognized $6,900,000 and $15,467,000 of loss in 1996 and 1995, respectively, on a terminated basis swap.

BOND DIVISION OPERATIONS

         The bond division buys and sells mortgage securities, municipal bonds and other securities. When these securities settle on a delayed basis, they are considered forward contracts. These transactions are measured at fair value, and gains or losses are recognized in earnings as they occur. Futures contracts are utilized by the bond division, from time to time, to manage exposure arising from the inventory position. Credit risk related to these transactions is controlled through credit approvals, risk control, limits and ongoing monitoring procedures through ALCO.

                                          At            For the Year Ended
                                  December 31, 1996     December 31, 1996
                                  -----------------     ------------------
                                                          Net      Average
                                  Notional     Fair      Gain/      Fair
(Dollars in millions)              Value       Value    (Loss)      Value
--------------------------------------------------------------------------
Forward contracts:
     Commitments to buy:
          Gain position          $ (566.9)    $  4.2
          Loss position            (606.3)      (3.3)
     Commitments to sell:
          Gain position             616.1        2.8
          Loss position             547.5       (4.8)
--------------------------------------------------------------------------
               Net position      $   (9.6)    $ (1.1)    $  61.2    $ (.3)
==========================================================================

At December 31, 1996, there were no futures or option contracts outstanding. A net loss of approximately $100,000 was recognized on futures contracts in 1996. The average fair value for futures and option contracts was less than $100,000 in 1996.

                                              At             For the Year Ended
                                      December 31, 1995      December 31, 1995
                                      -----------------      ------------------
                                                               Net      Average
                                      Notional     Fair       Gain/      Fair
(Dollars in millions)                  Value       Value     (Loss)      Value
-------------------------------------------------------------------------------
Forward contracts:
     Commitments to buy:
          Gain position              $ (268.9)    $  1.8
          Loss position                (704.0)      (3.6)
     Commitments to sell:
          Gain position                 744.3        3.5
          Loss position                 278.8       (2.2)
-------------------------------------------------------------------------------
               Net position              50.2        (.5)    $  58.6     $(1.6)
Futures contracts:
     Contracts to buy                      --         --          .9         *
     Contracts to sell                     --         --         (.3)        *
-------------------------------------------------------------------------------
               Net position                --         --          .6         *
Options contracts:
     Options contracts written             --         --          .6         *
     Options contracts purchased           --         --          .1         *
-------------------------------------------------------------------------------
               Net position                --         --          .7         *
Interest rate swap - floating              --         --        (1.6)        *
-------------------------------------------------------------------------------

* Amount is less than $100,000.

NOTE 18  - TIME DEPOSIT MATURITIES

         Following is a table of maturities for time deposits which include "Certificates of deposit under $100,000 and other time" and "Certificates of deposit $100,000 and more" as reported on the Consolidated Statements of
Condition:

(Dollars in thousands)
-----------------------------------------------------------
1997                                          $   2,415,184
1998                                                631,406
1999                                                151,916
2000                                                 90,918
2001 and after                                      151,914
-----------------------------------------------------------
     Total                                    $   3,441,338
===========================================================

NOTE 19 - OTHER INCOME AND OTHER EXPENSE

         Following is detail concerning "All other income" and "All other expense" as presented in the Consolidated Statements of Income:

(Dollars in thousands)                           1996         1995         1994
--------------------------------------------------------------------------------
ALL OTHER INCOME:
Check clearing fees                            $16,873      $17,585      $16,124
Other service charges                            9,891        7,709        7,334
Other                                           30,222       25,675       22,936
--------------------------------------------------------------------------------
       Total                                   $56,986      $50,969      $46,394
================================================================================
ALL OTHER EXPENSE:
Supplies                                       $14,383      $11,866      $11,472
Contract employment                             11,288        5,744        5,323
Travel and entertainment                        10,394        8,211       10,144
Fed service fees                                 7,814        9,489        8,544
Foreclosed real estate                           7,533        4,962        3,862
Contribution to charitable foundation               --           --        9,379
Other                                           46,328       31,133       36,864
--------------------------------------------------------------------------------
       Total                                   $97,740      $71,405      $85,588
================================================================================

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         Accounting standards require the disclosure of estimated fair values of all asset, liability and off-balance sheet financial instruments. The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. In some cases, book value is a reasonable estimate of fair value due to the relatively short period of time between origination of the instrument and its expected realization. The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as of December 31, 1996 and 1995:

                                         AT DECEMBER 31, 1996                At December 31, 1995
                                    -----------------------------       ------------------------------
                                        BOOK              FAIR              Book              Fair
(Dollars in thousands)                 VALUE              VALUE             Value             Value
------------------------------------------------------------------------------------------------------
ASSETS:
Loans, net of unearned income:
     Floating                       $ 3,492,411       $ 3,492,699       $ 3,162,016       $ 3,162,016
     Fixed                            4,216,866         4,209,728         4,152,227         4,115,773
     Nonaccrual                          18,926            18,926            19,040            19,040
     Allowance for loan losses         (117,748)         (117,748)         (112,567)         (112,567)
------------------------------------------------------------------------------------------------------
              Total net loans         7,610,455         7,603,605         7,220,716         7,184,262
Liquid assets                           290,689           290,689           249,752           249,752
Mortgage loans held for sale            787,362           783,993           789,183           791,349
Securities available for sale         2,173,620         2,173,620         2,036,668         2,036,668
Securities held to maturity              65,914            66,677            74,731            75,750
Interest rate floors                     17,021            16,202                --                --
Nonearning assets                     1,145,796         1,145,796           909,289           909,289
------------------------------------------------------------------------------------------------------
LIABILITIES:
Deposits:
     Defined maturity               $ 3,441,338       $ 3,455,330       $ 3,402,206       $ 3,366,434
     Undefined maturity               5,591,724         5,591,724         5,179,991         5,179,991
------------------------------------------------------------------------------------------------------
              Total deposits          9,033,062         9,047,054         8,582,197         8,546,425
Short-term borrowings                 2,258,556         2,258,556         1,760,745         1,760,745
Term borrowings                         234,645           241,616           260,017           274,799
Other noninterest-
     bearing liabilities                176,340           173,727           216,544           214,553
------------------------------------------------------------------------------------------------------

Information on the fair value of off-balance sheet financial instruments can be found in Note 17 - Financial Instruments with Off-Balance Sheet Risk.

         The following describes the assumptions and methodologies used to estimate the fair value for financial instruments:

FLOATING RATE LOANS. With the exception of floating rate 1-4 family residential mortgage loans, the fair value is approximated by the book value. Floating rate 1-4 family residential mortgage loans reprice annually and will lag movements in market rates; whereas, commercial and consumer loans typically reprice monthly. The fair value for floating rate 1-4 family mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds have been applied to the floating rate 1-4 family residential mortgage portfolio.

FIXED RATE LOANS. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds have been applied to the fixed rate mortgage and installment loan portfolios.

NONACCRUAL LOANS. The fair value is approximated by the book value.

ALLOWANCE FOR LOAN LOSSES. The fair value is approximated by the book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

LIQUID ASSETS. The fair value is approximated by the book value. For the purpose of this disclosure, liquid assets consist of federal funds sold, securities purchased under agreements to resell, bond division securities inventory and investment in bank time deposits.

MORTGAGE LOANS HELD FOR SALE. Fair values are based primarily on quoted market prices.

SECURITIES AVAILABLE FOR SALE. Fair values are based primarily on quoted market prices.

SECURITIES HELD TO MATURITY. Fair values are based primarily on quoted market prices.

INTEREST RATE FLOORS. Fair values are based primarily on quoted market prices.

NONEARNING ASSETS. The fair value is approximated by the book value. For the purpose of this disclosure, nonearning assets include cash and due from banks, accrued interest receivable, bond division receivables and excess mortgage servicing fees.

DEFINED MATURITY DEPOSITS. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For the purpose of this disclosure, defined maturity deposits include all certificates of deposit and other time deposits.

UNDEFINED MATURITY DEPOSITS. The fair value is considered to be equal to the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts and money market accounts.

SHORT-TERM BORROWINGS. The fair value of federal funds purchased, securities sold under agreements to repurchase, commercial paper, bank notes and other short-term borrowings is approximated by the book value. The fair value for Federal Home Loan Bank borrowings is determined using discounted future cash flows.

TERM BORROWINGS. The fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers First Tennessee's debt rating.

OTHER NONINTEREST-BEARING LIABILITIES. For the purpose of this disclosure, other noninterest-bearing liabilities include accrued interest payable and bond division payables. Accrued interest, which is not payable until maturity, has been discounted to its present value given current market rates and the maturity structure of the financial instrument. The fair value of bond division payables approximates the book value.

NOTE 21 - GUARANTEED PREFERRED BENEFICIAL INTERESTS IN FIRST TENNESSEE'S SUBORDINATED DEBENTURES

         On December 30, 1996, First Tennessee, through its underwriters, sold to institutional investors $100 million of capital securities. First Tennessee Capital I (Capital I), a Delaware business trust owned by First Tennessee, issued $100 million of Capital Securities, Series A at 8.07%. The proceeds were upstreamed to First Tennessee as junior subordinated debt under the same terms and conditions. These capital securities qualify as Tier I capital, are fully and unconditionally guaranteed by First Tennessee, and are presented in the Consolidated Statements of Condition as "Guaranteed Preferred Beneficial Interests in First Tennessee's Subordinated Debentures." The sole asset of Capital I is $100 million of Junior Subordinated Debentures issued by First Tennessee. These junior subordinated debentures also carry an interest rate of
8.07 percent. Both the capital securities of Capital I and the junior subordinated debentures of First Tennessee will mature on January 6, 2027; however, under certain circumstances, the maturity of both may be shortened to a date not earlier than January 6, 2017. Although December 30, 1996, was the trade date for this sale, the transaction settled on January 6, 1997. A portion of these proceeds were used to purchase First Tennessee common stock. On
January 7, 1997, First Tennessee purchased and retired 1.9 million shares of its common stock under an accelerated repurchase program with a non-affiliated party. Under the terms of the program, the purchase price paid by First Tennessee will be adjusted to reflect the market price of the stock repurchased by the non-affiliated party at the conclusion of the repurchase program.

NOTE 22 - PARENT COMPANY FINANCIAL INFORMATION

         Following are condensed statements of the parent company:

STATEMENTS OF CONDITION                                    December 31
----------------------------------------------------------------------------
(Dollars in thousands)                                1996            1995
----------------------------------------------------------------------------
ASSETS:
Cash                                              $    3,094      $    1,732
Securities purchased from subsidiary
  bank under agreements to resell                     45,224          72,868
----------------------------------------------------------------------------
       Total cash and cash equivalents                48,318          74,600
Investment in bank time deposits                       4,240             100
Securities available for sale                         19,900           1,515
Notes receivable - long-term                          75,000          75,000
Investments in subsidiaries at equity:
    Bank                                           1,015,354         924,916
    Non-bank                                          12,181          11,263
Other assets                                          33,472          29,572
----------------------------------------------------------------------------
       TOTAL ASSETS                               $1,208,465      $1,116,966
============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Commercial paper and other
  short-term borrowings                           $   32,648      $   49,401
Accrued employee benefits
  and other liabilities                               53,925          45,372
Term borrowings                                      167,366         148,969
----------------------------------------------------------------------------
       Total liabilities                             253,939         243,742
Guaranteed preferred beneficial interests in
   First Tennessee's subordinated debentures              --              --
----------------------------------------------------------------------------
Shareholders' equity                                 954,526         873,224
----------------------------------------------------------------------------
       TOTAL LIABILITIES AND
         SHAREHOLDERS' EQUITY:                    $1,208,465      $1,116,966
============================================================================

STATEMENTS OF INCOME                             Year Ended December 31
--------------------------------------------------------------------------------
(Dollars in thousands)                       1996           1995          1994
--------------------------------------------------------------------------------
Dividend income:
  Bank                                    $  87,130      $  97,791      $ 65,086
  Non-bank                                    2,850          3,982         1,197
--------------------------------------------------------------------------------
       Total dividend income                 89,980        101,773        66,283
Interest income                               9,626          9,950         9,687
Management fees                                  --             --        19,166
Other income                                     38            248           103
--------------------------------------------------------------------------------
       Total income                          99,644        111,971        95,239
--------------------------------------------------------------------------------
Interest expense:
  Short-term debt                             1,725          2,395         1,296
  Term borrowings                            13,150          9,569         8,898
--------------------------------------------------------------------------------
       Total interest expense                14,875         11,964        10,194
Compensation, employee benefits, and
  other expense                              10,203         15,685        19,143
--------------------------------------------------------------------------------
       Total expense                         25,078         27,649        29,337
--------------------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  net income of subsidiaries                 74,566         84,322        65,902
Applicable income taxes                      (6,099)        (6,825)          803
--------------------------------------------------------------------------------
Income before equity in
  undistributed net income
  of subsidiaries                            80,665         91,147        65,099
Equity in undistributed net
  income of subsidiaries:
    Bank                                     98,148         73,073        79,912
    Non-bank                                  1,094            668         2,057
--------------------------------------------------------------------------------
NET INCOME                                $ 179,907      $ 164,888      $147,068
================================================================================

STATEMENTS OF CASH FLOWS                                     Year Ended December 31
---------------------------------------------------------------------------------------------
(Dollars in thousands)                                1996            1995            1994
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                         $ 179,907       $ 164,888       $ 147,068
  Less undistributed net income
    of subsidiaries                                   99,242          73,741          81,969
---------------------------------------------------------------------------------------------
Income before undistributed
    net income of subsidiaries                        80,665          91,147          65,099
Adjustments to reconcile income
    to net cash provided by
    operating activities:
      Provision for deferred income taxes             (2,763)            (17)            (45)
      Depreciation and amortization                    2,087           1,926           2,328
      Loss/(gain) on disposal of fixed assets             56            (225)             --
      Net change in interest
        receivable and other assets                   (1,541)         (4,042)           (362)
      Net change in interest
        payable and other liabilities                  9,879           4,077           1,393
---------------------------------------------------------------------------------------------
           Total adjustments                           7,718           1,719           3,314
---------------------------------------------------------------------------------------------
           Net cash provided by
             operating activities                     88,383          92,866          68,413
---------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Securities:
    Maturities                                           270           5,151              86
    Purchases                                        (18,660)           (202)           (400)
Premises and equipment:
    Sales                                                 21           1,608              --
    Purchases                                           (166)           (426)         (1,139)
Investment in subsidiaries                                --           2,656          (1,462)
Increase in investment in bank time deposits          (4,140)           (100)             --
Acquisitions, cash received/(paid)                       400          22,040             (47)
---------------------------------------------------------------------------------------------
           Net cash provided/(used) by
             investing activities                    (22,275)         30,727          (2,962)
---------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Common stock:
    Exercise of stock options                          5,779           4,977           2,777
    Cash dividends                                   (71,310)        (62,694)        (40,314)
    Repurchase shares                                (28,356)       (122,796)        (24,211)
Term borrowings:
    Issuance                                          18,250          74,183              --
    Payments                                              --         (13,950)           (850)
Increase/(decrease) in short-term borrowings         (16,753)        (18,419)         35,538
---------------------------------------------------------------------------------------------
           Net cash used by
             financing activities                    (92,390)       (138,699)        (27,060)
---------------------------------------------------------------------------------------------
           Net increase/(decrease) in cash
             and cash equivalents                    (26,282)        (15,106)         38,391
---------------------------------------------------------------------------------------------
           Cash and cash equivalents
             at beginning of year                     74,600          89,706          51,315
---------------------------------------------------------------------------------------------
           Cash and cash equivalents
             at end of year                        $  48,318       $  74,600       $  89,706
=============================================================================================
Total interest paid                                $  14,706       $  11,281       $  10,119
Total income taxes paid                               44,050          42,400          56,923
---------------------------------------------------------------------------------------------

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of First Tennessee National
Corporation:


     We have audited the accompanying consolidated statements of condition of First Tennessee National Corporation (a Tennessee corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee National Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Memphis, Tennessee,
January 21, 1997.                                         Arthur Andersen LLP

CONSOLIDATED HISTORICAL PERFORMANCE STATEMENTS OF INCOME (Unaudited)                          First Tennessee National Corporation
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Growth Rates (%)
                                               -----------------------------------------------------------------------------------
(Dollars in millions except per share data)     1996       1995       1994       1993       1992       1991       96/95      96/91
----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans:
  Commercial                                   $277.2     $264.4     $211.6     $178.7     $180.4     $214.4       4.8+       5.3+
  Consumer                                      229.9      206.0      166.8      128.1      114.6      116.9      11.6+      14.5+
  Permanent mortgage                             51.7       52.1       44.0       45.9       59.0       64.3        .8-       4.3-
  Credit card receivables                        67.6       65.5       56.6       51.1       53.2       53.0       3.2+       5.0+
  Real estate construction                       27.1       23.0       11.4        7.3        6.0       13.1      17.8+      15.6+
Investment securities:
  Taxable                                       136.0      130.9      128.9      175.8      187.1      150.7       3.9+       2.0-
  Tax-exempt                                      5.1        4.6        5.2        7.2        8.7       11.9      10.9+      15.6-
Other earning assets:
  Mortgage loans held for sale                   82.1       54.7       56.0       44.9       15.7        8.7      50.1+      56.7+
  Investments in bank time deposits                .7         .2         .2         .2        2.5       23.3     250.0+      50.4-
  Federal funds sold and securities
    purchased under agreements to resell          5.0        8.5        7.6        3.7        6.8       20.2      41.2-      24.4-
  Bond division securities inventory             14.1       12.6       12.8        9.3       10.3        9.5      11.9+       8.2+
-------------------------------------------------------------------------------------------------------------
         Total interest income                  896.5      822.5      701.1      652.2      644.3      686.0       9.0+       5.5+
-------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Deposits:
  Checking/Interest                               2.5        7.7        9.2       10.8       12.7       16.1      67.5-      31.1-
  Savings                                         9.4       10.8       13.4       15.4       17.5       20.5      13.0-      14.4-
  Money market account                           90.2       88.1       56.5       43.5       52.7       73.3       2.4+       4.2+
  Certificates of deposit under $100,000
    and other time                              166.5      167.8      122.0      117.3      147.3      191.0        .8-       2.7-
  Certificates of deposit $100,000 and more      46.3       30.6       18.7       16.2       20.5       33.1      51.3+       6.9+
Federal funds purchased and securities
  sold under agreements to repurchase            78.0       80.9       40.5       29.2       22.5       31.7       3.6-      19.7+
Commercial paper and other short-term
  borrowings                                     29.3       25.7       35.6       33.6       13.7       10.3      14.0+      23.3+
Federal Reserve Bank penalties                    2.3        2.2        1.1         .5         .7        1.0       4.5+      18.1+
Term borrowings                                  20.8       18.0        9.6        9.6       11.1       11.9      15.6+      11.8+
-------------------------------------------------------------------------------------------------------------
         Total interest expense                 445.3      431.8      306.6      276.1      298.7      388.9       3.1+       2.7+
-------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                             451.2      390.7      394.5      376.1      345.6      297.1      15.5+       8.7+
Provision for loan losses                        35.7       20.6       17.2       36.5       45.2       60.7      73.3+      10.1-
-------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                     415.5      370.1      377.3      339.6      300.4      236.4      12.3+      11.9+
-------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Mortgage banking                                274.3      212.6      187.3      139.0       33.5       17.6      29.0+      73.2+
Bond division                                    85.9       82.8       77.5       91.5       80.3       68.6       3.7+       4.6+
Deposit transactions and cash management         78.2       74.1       65.8       59.6       54.6       46.7       5.5+      10.9+
Cardholder and merchant processing               41.4       34.1       30.3       27.8       26.3       26.2      21.4+       9.6+
Trust services                                   37.1       35.6       28.9       26.5       23.8       21.0       4.2+      12.1+
Equity securities gains/(losses)                 (2.5)       3.2       24.3        (.5)        .3        (.7)       --       28.5-
Debt securities gains/(losses)                    (.2)       (.8)      (4.3)       1.4       (1.5)        --      75.2-        --
All other                                        57.0       51.0       46.4       42.8       36.5       25.9      11.8+      17.1+
-------------------------------------------------------------------------------------------------------------
         Total noninterest income               571.2      492.6      456.2      388.1      253.8      205.3      15.9+      22.7+
-------------------------------------------------------------------------------------------------------------
ADJUSTED GROSS INCOME AFTER
  PROVISION FOR LOAN LOSSES                     986.7      862.7      833.5      727.7      554.2      441.7      14.4+      17.4+
-------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation, incentives, and
  benefits                                      385.4      340.5      349.8      308.6      214.3      177.6      13.2+      16.8+
Operations services                              44.1       38.8       33.7       28.7       24.3       21.9      13.7+      15.1+
Occupancy                                        39.8       37.9       34.1       27.7       24.7       22.0       5.1+      12.6+
Equipment rentals, depreciation, and
  maintenance                                    34.1       31.8       29.2       22.2       17.5       14.0       7.1+      19.6+
Communications and courier                       33.0       29.9       30.7       24.8       18.0       16.5      10.4+      14.8+
Amortization of mortgage servicing rights        26.0       15.0       14.9       25.5        4.5        1.4      73.8+      80.5+
Advertising and public relations                 17.6       13.0       10.7        8.0        6.2        4.9      35.9+      29.0+
Legal and professional fees                      12.1       13.4       13.7       11.3       11.4        8.3      10.1-       7.6+
Amortization of intangible assets                 9.5        8.1        6.4        5.8        9.8        7.7      17.2+       4.2+
Deposit insurance premium                         5.1        9.9       16.9       16.6       16.2       13.4      48.5-      17.4-
All other                                        97.8       71.4       85.6       73.4       57.7       54.6      36.9+      12.4+
-------------------------------------------------------------------------------------------------------------
         Total noninterest expense              704.5      609.7      625.7      552.6      404.6      342.3      15.5+      15.5+
-------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                      282.2      253.0      207.8      175.1      149.6       99.4      11.5+      23.2+
Applicable income taxes                         102.3       88.1       60.7       65.4       56.9       27.6      16.1+      30.0+
-------------------------------------------------------------------------------------------------------------
NET INCOME                                     $179.9     $164.9     $147.1     $109.7     $ 92.7     $ 71.8       9.1+      20.2+
=============================================================================================================
FULLY TAXABLE EQUIVALENT ADJUSTMENT            $  5.4     $  5.0     $  4.8     $  6.3     $  8.4     $ 10.9       8.0+      13.1-
-------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                    $ 2.68     $ 2.42     $ 2.15     $ 1.61     $ 1.44     $ 1.14      10.7+      18.6+
-------------------------------------------------------------------------------------------------------------

Certain previously reported amounts have been reclassified to agree with current presentation.

SELECTED FINANCIAL DATA                                                                   First Tennessee National Corporation

------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions except per share data)                                 1996                  1995                1994
------------------------------------------------------------------------------------------------------------------------------
SUMMARY          Interest income                                         $   896.5             $   822.5           $   701.1
INCOME           Less interest expense                                       445.3                 431.8               306.6
STATEMENTS       -------------------------------------------------------------------------------------------------------------
                 Net interest income                                         451.2                 390.7               394.5
                 Provision for loan losses                                    35.7                  20.6                17.2
                 -------------------------------------------------------------------------------------------------------------
                 Net interest income after provision
                   for loan losses                                           415.5                 370.1               377.3
                 Noninterest income                                          571.2                 492.6               456.2
                 -------------------------------------------------------------------------------------------------------------
                 Adjusted gross income after provision
                   for loan losses                                           986.7                 862.7               833.5
                 Noninterest expense                                         704.5                 609.7               625.7
                 -------------------------------------------------------------------------------------------------------------
                 Income before income taxes                                  282.2                 253.0               207.8
                 Applicable income taxes                                     102.3                  88.1                60.7
                 -------------------------------------------------------------------------------------------------------------
                 Net income                                              $   179.9             $   164.9           $   147.1
==============================================================================================================================
COMMON           Net income per common share                             $    2.68             $    2.42           $    2.15
STOCK            Cash dividends declared per
DATA               common share                                              1.095                   .97                 .87
                 Year-end book value per common share                        14.28                 13.00               11.37
                 Closing price of common stock per share:
                   High                                                     38 5/8                30 7/8            23   7/8
                   Low                                                      28 7/8                19 5/8            18 11/16
                   Year-end                                                 37 1/2                30 1/4            20   3/8
                 Dividends/price                                           2.8-3.8 %             3.1-4.9 %           3.6-4.6 %
                 Dividends/earnings                                           40.9                  40.1                40.5
                 Closing price/earnings                                       14.0 x                12.5 x               9.5 x
                 Market capitalization                                   $ 2,507.2             $ 2,032.1           $ 1,388.5
                 Average shares outstanding (thousands)                     67,197                68,025              68,442
                 Period-end shares outstanding (thousands)                  66,858                67,178              68,148
                 Volume of shares traded (thousands)                        54,519                65,648              46,692
------------------------------------------------------------------------------------------------------------------------------
SELECTED         Total assets                                            $12,588.3             $11,359.5           $10,579.8
AVERAGE          Total loans*                                              7,472.1               6,887.2             5,984.4
BALANCES         Investment securities                                     2,203.2               2,161.0             2,248.7
                 Earning assets                                           11,062.0              10,094.7             9,406.2
                 Deposits                                                  8,945.5               8,132.4             7,714.4
                 Term borrowings                                             253.7                 208.9               101.8
                 Shareholders' equity                                        897.5                 822.8               759.5
------------------------------------------------------------------------------------------------------------------------------
SELECTED         Total assets                                            $13,058.9             $12,076.9           $10,932.9
PERIOD-END       Total loans*                                              7,728.2               7,333.3             6,498.0
BALANCES         Investment securities                                     2,239.5               2,111.4             2,170.9
                 Earning assets                                           11,045.8              10,483.6             9,610.1
                 Deposits                                                  9,033.1               8,582.2             7,880.3
                 Term borrowings                                             234.6                 260.0               113.8
                 Shareholders' equity                                        954.5                 873.2               774.9
------------------------------------------------------------------------------------------------------------------------------
SELECTED         Return on average equity                                    20.05 %               20.04 %             19.36 %
RATIOS           Return on average assets                                     1.43                  1.45                1.39
                 Net interest margin                                          4.13                  3.92                4.25
                 Allowance for loan losses to loans*                          1.52                  1.54                1.69
                 Net charge-offs to average loans*                             .41                   .30                 .30
                 Average equity to average assets                             7.13                  7.24                7.18
                 Average tangible equity to average
                   tangible assets                                            6.20                  6.36                6.38
                 Average equity to average net loans                         12.20                 12.15               12.94
------------------------------------------------------------------------------------------------------------------------------
RETURN TO        Stock appreciation                                           24.0 %                48.5%                5.8 %
SHAREHOLDERS     Dividend yield                                                3.6                   4.8                 4.5
                 Annual return                                                27.6                  53.3                10.3
------------------------------------------------------------------------------------------------------------------------------

*Net of unearned income.
See accompanying notes to consolidated financial statements.

SELECTED FINANCIAL DATA                                                                   First Tennessee National Corporation
------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions except per share data)                                 1993                  1992                1991
------------------------------------------------------------------------------------------------------------------------------
SUMMARY          Interest income                                         $   652.2             $   644.3           $   686.0
INCOME           Less interest expense                                       276.1                 298.7               388.9
STATEMENTS       -------------------------------------------------------------------------------------------------------------
                 Net interest income                                         376.1                 345.6               297.1
                 Provision for loan losses                                    36.5                  45.2                60.7
                 -------------------------------------------------------------------------------------------------------------
                 Net interest income after provision
                   for loan losses                                           339.6                 300.4               236.4
                 Noninterest income                                          388.1                 253.8               205.3
                 -------------------------------------------------------------------------------------------------------------
                 Adjusted gross income after provision
                   for loan losses                                           727.7                 554.2               441.7
                 Noninterest expense                                         552.6                 404.6               342.3
                 -------------------------------------------------------------------------------------------------------------
                 Income before income taxes                                  175.1                 149.6                99.4
                 Applicable income taxes                                      65.4                  56.9                27.6
                 -------------------------------------------------------------------------------------------------------------
                 Net income                                              $   109.7             $    92.7           $    71.8
==============================================================================================================================
COMMON           Net income per common share                             $    1.61             $    1.44           $    1.14
STOCK            Cash dividends declared per
DATA               common share                                                .75                   .63                 .57
                 Year-end book value per common share                        10.52                  9.58                9.16
                 Closing price of common stock per share:
                   High                                                    23  1/2               19                 13 13/16
                   Low                                                     18 1/16               13 3/16             7  3/16
                   Year-end                                                19  1/4               18  3/8            13 13/16
                 Dividends/price                                           3.2-4.2 %             3.3-4.8 %           4.1-7.9 %
                 Dividends/earnings                                           46.6                  43.8                50.0
                 Closing price/earnings                                       12.0 x                12.8 x              12.1 x
                 Market capitalization                                   $ 1,319.8             $ 1,241.6           $   875.3
                 Average shares outstanding (thousands)                     68,146                64,354              63,346
                 Period-end shares outstanding (thousands)                  68,560                67,572              63,368
                 Volume of shares traded (thousands)                        50,972                42,788              31,428
------------------------------------------------------------------------------------------------------------------------------
SELECTED         Total assets                                            $ 9,982.4             $ 8,911.5           $ 8,188.6
AVERAGE          Total loans*                                              4,996.4               4,698.4             4,608.1
BALANCES         Investment securities                                     3,015.3               2,803.9             1,981.3
                 Earning assets                                            8,953.6               8,112.9             7,469.3
                 Deposits                                                  7,186.0               7,030.2             6,579.2
                 Term borrowings                                             102.8                 132.8               131.4
                 Shareholders' equity                                        684.1                 622.5               559.4
------------------------------------------------------------------------------------------------------------------------------
SELECTED         Total assets                                            $10,800.7             $ 9,749.4           $ 9,296.7
PERIOD-END       Total loans*                                              5,560.3               4,788.5             4,720.1
BALANCES         Investment securities                                     2,364.3               3,214.0             2,672.9
                 Earning assets                                            9,511.8               8,806.4             8,162.3
                 Deposits                                                  7,602.7               7,365.6             7,218.3
                 Term borrowings                                              92.0                 133.8               131.2
                 Shareholders' equity                                        721.1                 647.6               580.7
------------------------------------------------------------------------------------------------------------------------------
SELECTED         Return on average equity                                    16.04 %               14.88 %             12.84 %
RATIOS           Return on average assets                                     1.10                  1.04                 .88
                 Net interest margin                                          4.27                  4.36                4.12
                 Allowance for loan losses to loans*                          1.99                  2.16                2.07
                 Net charge-offs to average loans*                             .60                   .84                1.42
                 Average equity to average assets                             6.85                  6.99                6.83
                 Average tangible equity to average
                   tangible assets                                            6.28                  6.38                6.34
                 Average equity to average net loans                         14.00                 13.55               12.41
------------------------------------------------------------------------------------------------------------------------------
RETURN TO        Stock appreciation                                            4.8 %                33.0 %              82.6 %
SHAREHOLDERS     Dividend yield                                                4.1                   4.6                 7.5
                 Annual return                                                 8.9                  37.6                90.1
------------------------------------------------------------------------------------------------------------------------------

* Net of unearned income.
See accompanying notes to consolidated financial statements.

CONSOLIDATED AVERAGE BALANCE SHEETS AND
  RELATED YIELDS AND RATES (Unaudited)                                                      First Tennessee National Corporation
--------------------------------------------------------------------------------------------------------------------------------
                                                                 1996                                     1995
                                                ------------------------------------      --------------------------------------
                                                               Interest      Average                     Interest       Average
(Fully taxable equivalent)                       Average       Income/       Yields/      Average        Income/        Yields/
(Dollars in millions)                            Balance       Expense        Rates       Balance        Expense         Rates
--------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
  Commercial                                    $ 3,383.5       $278.2         8.22 %     $ 3,148.4       $265.3          8.43 %
  Consumer                                        2,607.5        229.9         8.82         2,367.1        206.0          8.70
  Permanent mortgage                                660.0         51.7         7.83           658.4         52.1          7.91
  Credit card receivables                           530.2         67.6        12.74           480.4         65.5         13.63
  Real estate construction                          275.1         27.0         9.82           216.4         23.0         10.65
  Nonaccrual loans                                   15.8          1.5         9.62            16.5          1.4          8.48
--------------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income         7,472.1        655.9         8.78         6,887.2        613.3          8.90
--------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government
    agencies                                      2,031.2        131.0         6.45         2,004.3        125.9          6.28
  States and municipalities                          98.1          7.9         8.02            81.4          7.0          8.63
  Other                                              73.9          4.8         6.51            75.3          4.9          6.53
--------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                 2,203.2        143.7         6.52         2,161.0        137.8          6.38
--------------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Mortgage loans held for sale                    1,059.4         82.1         7.74           706.1         54.7          7.75
  Investment in bank time deposits                   14.6           .7         5.05             3.1           .2          5.79
  Federal funds sold and securities
    purchased under agreements to resell             94.2          5.0         5.30           157.5          8.5          5.42
  Bond division securities inventory                218.5         14.5         6.66           179.8         13.0          7.22
--------------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                  1,386.7        102.3         7.38         1,046.5         76.4          7.30
--------------------------------------------------------------------------------------------------------------------------------
      Total earning assets                       11,062.0        901.9         8.15        10,094.7        827.5          8.20
Allowance for loan losses                          (117.1)                                   (113.0)
Cash and due from banks                             662.8                                     659.0
Premises and equipment, net                         181.4                                     166.0
Bond division receivables and other assets          799.2                                     552.8
--------------------------------------------------------------------------------------------------------------------------------
      Total assets/Interest income              $12,588.3       $901.9                    $11,359.5       $827.5
================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                             $   134.2       $  2.5         1.84 %     $   466.6       $  7.7          1.66 %
  Savings                                           692.5          9.4         1.36           602.2         10.8          1.79
  Money market account                            2,581.7         90.2         3.49         1,912.3         88.1          4.61
  Certificates of deposit under $100,000
    and other time                                2,885.2        166.5         5.77         2,872.6        167.8          5.84
  Certificates of deposit $100,000
    and more                                        835.8         46.3         5.54           531.9         30.6          5.75
--------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits             7,129.4        314.9         4.42         6,385.6        305.0          4.78
Federal funds purchased and securities
  sold under agreements to repurchase             1,588.1         78.0         4.91         1,491.1         80.9          5.43
Commercial paper and other short-term
  borrowings                                        520.1         31.6         6.07           404.2         27.9          6.90
Term borrowings                                     253.7         20.8         8.24           208.9         18.0          8.63
--------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities          9,491.3        445.3         4.69         8,489.8        431.8          5.09
Demand deposits                                   1,816.1                                   1,746.8
Bond division payables and other
  liabilities                                       383.4                                     300.1
Guaranteed preferred beneficial interests
  in First Tennessee's subordinated
  debentures                                           --                                        --
Shareholders' equity                                897.5                                     822.8
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders'
        equity/Interest expense                 $12,588.3       $445.3                    $11,359.5       $431.8
================================================================================================================================
Net interest income-tax equivalent
  basis/Yield                                                   $456.6         4.13 %                     $395.7          3.92 %
Fully taxable equivalent adjustment                               (5.4)                                     (5.0)
--------------------------------------------------------------------------------------------------------------------------------
Net interest income                                             $451.2                                    $390.7
================================================================================================================================
Net interest spread                                                            3.46 %                                     3.11 %
Effect of interest-free sources used to
  fund earning assets                                                           .67                                        .81
--------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                            4.13 %                                     3.92 %
================================================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

CONSOLIDATED AVERAGE BALANCE SHEETS AND
  RELATED YIELDS AND RATES (Unaudited)                                                  First Tennessee National Corporation
----------------------------------------------------------------------------------------------------------------------------
                                                                   1994                                    1993
                                                 -----------------------------------          ------------------------------
                                                               Interest      Average                     Interest    Average
(Fully taxable equivalent)                        Average      Income/       Yields/          Average    Income/     Yields/
(Dollars in millions)                             Balance      Expense        Rates           Balance    Expense      Rates
----------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
  Commercial                                     $ 2,775.7     $212.4         7.65 %         $2,435.3     $179.4      7.37 %
  Consumer                                         2,082.6      166.8         8.01            1,524.9      128.1      8.40
  Permanent mortgage                                 557.5       44.0         7.90              527.4       45.9      8.70
  Credit card receivables                            432.7       56.6        13.08              396.5       51.1     12.90
  Real estate construction                           117.3       11.4         9.71               82.0        7.3      8.92
  Nonaccrual loans                                    18.6        1.3         7.25               30.3        1.8      5.86
----------------------------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income          5,984.4      492.5         8.23            4,996.4      413.6      8.28
----------------------------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government
    agencies                                       2,063.4      122.8         5.95            2,679.9      160.8      6.00
  States and municipalities                           84.3        7.8         9.26              109.2       10.8      9.92
  Other                                              101.0        5.9         5.91              226.2       14.9      6.60
----------------------------------------------------------------------------------------------------------------------------
      Total investment securities                  2,248.7      136.5         6.07            3,015.3      186.5      6.19
----------------------------------------------------------------------------------------------------------------------------
Other earning assets:
  Mortgage loans held for sale                       767.9       56.0         7.29              615.3       44.9      7.29
  Investment in bank time deposits                     5.3         .2         3.88                4.2         .2      3.84
  Federal funds sold and securities
    purchased under agreements to resell             191.9        7.6         3.97              142.0        3.7      2.63
  Bond division securities inventory                 208.0       13.1         6.28              180.4        9.6      5.34
----------------------------------------------------------------------------------------------------------------------------
      Total other earning assets                   1,173.1       76.9         6.55              941.9       58.4      6.20
----------------------------------------------------------------------------------------------------------------------------
      Total earning assets                         9,406.2      705.9         7.50            8,953.6      658.5      7.35
Allowance for loan losses                           (113.1)                                    (109.6)
Cash and due from banks                              659.7                                      582.5
Premises and equipment, net                          149.1                                      126.3
Bond division receivables and other assets           477.9                                      429.6
----------------------------------------------------------------------------------------------------------------------------
      Total assets/Interest income               $10,579.8     $705.9                        $9,982.4     $658.5
============================================================================================================================
LIABILITIES AND SHARHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                              $   518.8     $  9.2         1.77 %         $  548.1     $ 10.8      1.97 %
  Savings                                            686.5       13.4         1.96              567.9       15.4      2.72
  Money market account                             1,776.8       56.5         3.18            1,673.8       43.5      2.60
  Certificates of deposit under $100,000
    and other time                                 2,529.4      122.0         4.82            2,439.4      117.3      4.81
  Certificates of deposit $100,000
    and more                                         460.2       18.7         4.06              414.0       16.2      3.91
----------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits              5,971.7      219.8         3.68            5,643.2      203.2      3.60
Federal funds purchased and securities
  sold under agreements to repurchase              1,045.6       40.5         3.87            1,029.0       29.2      2.84
Commercial paper and other short-term
  borrowings                                         683.2       36.7         5.37              724.5       34.1      4.70
Term borrowings                                      101.8        9.6         9.41              102.8        9.6      9.39
----------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities           7,802.3      306.6         3.93            7,499.5      276.1      3.68
Demand deposits                                    1,742.7                                    1,542.8
Bond division payables and other
  liabilities                                        275.3                                      256.0
Guaranteed preferred beneficial interests
  in First Tennessee's subordinated
  debentures                                            --                                         --
Shareholders' equity                                 759.5                                      684.1
----------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders'
        equity/Interest expense                  $10,579.8     $306.6                        $9,982.4     $276.1
============================================================================================================================
Net interest income-tax equivalent
  basis/Yield                                                  $399.3         4.25 %                      $382.4      4.27 %
Fully taxable equivalent adjustment                              (4.8)                                      (6.3)
----------------------------------------------------------------------------------------------------------------------------
Net interest income                                            $394.5                                     $376.1
============================================================================================================================
Net interest spread                                                           3.57 %                                  3.67 %
Effect of interest-free sources used to
  fund earning assets                                                          .68                                     .60
----------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                           4.25 %                                  4.27 %
============================================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

CONSOLIDATED AVERAGE BALANCE SHEETS AND
  RELATED YIELDS AND RATES (Unaudited)                                First Tennessee National Corporation
----------------------------------------------------------------------------------------------------------

                                                          1992                           1991
                                            -------------------------------  -----------------------------
                                                        Interest   Average              Interest   Average
(Fully taxable equivalent)                  Average     Income/    Yields/     Average  Income/    Yields/
(Dollars in millions)                       Balance     Expense     Rates      Balance  Expense     Rates
----------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
  Commercial                                $  2,332.2  $  182.9     7.84%   $  2,264.8  $  217.4    9.60%
  Consumer                                     1,231.8     114.6     9.30       1,098.8     116.9   10.64
  Permanent mortgage                             643.2      59.0     9.17         684.0      64.3    9.41
  Credit card receivables                        388.1      53.2    13.72         370.4      53.0   14.31
  Real estate construction                        58.9       6.0    10.21         123.8      13.1   10.59
  Nonaccrual loans                                44.2       1.5     3.48          66.3       2.3    3.43
----------------------------------------------------------------------------------------------------------
      Total loans, net of unearned income      4,698.4     417.2     8.88       4,608.1     467.0   10.13
----------------------------------------------------------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government
    agencies                                   2,224.4     154.3     6.94       1,449.7     122.6    8.46
  States and municipalities                      127.2      13.0    10.26         163.0      17.2   10.57
  Other                                          452.3      32.6     7.21         368.6      28.0    7.58
----------------------------------------------------------------------------------------------------------
      Total investment securities              2,803.9     199.9     7.13       1,981.3     167.8    8.47
----------------------------------------------------------------------------------------------------------
Other earning assets:
  Mortgage loans held for sale                   188.8      15.7     8.29          58.6       8.7   14.88
  Investment in bank time deposits                40.6       2.5     6.08         331.3      23.3    7.03
  Federal funds sold and securities
    purchased under agreements to resell         222.8       6.8     3.05         365.2      20.2    5.52
  Bond division securities inventory             158.4      10.6     6.70         124.8       9.9    7.94
----------------------------------------------------------------------------------------------------------
      Total other earning assets                 610.6      35.6     5.82         879.9      62.1    7.06
----------------------------------------------------------------------------------------------------------
      Total earning assets                     8,112.9     652.7     8.05       7,469.3     696.9    9.33
Allowance for loan losses                       (103.3)                          (100.0)
Cash and due from banks                          487.7                            447.3
Premises and equipment, net                      117.3                            107.8
Bond division receivables and other assets       296.9                            264.2
----------------------------------------------------------------------------------------------------------
      Total assets/Interest income            $8,911.5    $652.7               $8,188.6    $696.9
==========================================================================================================
LIABILITIES AND SHARHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                          $   491.4   $  12.7     2.59%    $   414.5   $  16.1    3.87%
  Savings                                        518.0      17.5     3.38         420.1      20.5    4.88
  Money market account                         1,598.9      52.7     3.29       1,401.4      73.3    5.23
  Certificates of deposit under $100,000
    and other time                             2,621.5     147.3     5.62       2,704.8     191.0    7.06
  Certificates of deposit $100,000
    and more                                     472.7      20.5     4.34         513.1      33.1    6.46
----------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits          5,702.5     250.7     4.40       5,453.9     334.0    6.12
Federal funds purchased and securities
  sold under agreements to repurchase            691.7      22.5     3.26         598.1      31.7    5.30
Commercial paper and other short-term
  borrowings                                     251.1      14.4     5.75         147.7      11.3    7.68
Term borrowings                                  132.8      11.1     8.33         131.4      11.9    9.08
----------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities       6,778.1     298.7     4.41       6,331.1     388.9    6.14
Demand deposits                                1,327.7                          1,125.3
Bond division payables and other
  liabilities                                    183.2                            172.8
Guaranteed preferred beneficial interests
  in First Tennessee's subordinated
  debentures                                        --                               --
Shareholders' equity                             622.5                            559.4
----------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders'
        equity/Interest expense               $8,911.5    $298.7               $8,188.6    $388.9
==========================================================================================================
Net interest income-tax equivalent
  basis/Yield                                             $354.0     4.36%                 $308.0    4.12%
Fully taxable equivalent adjustment                         (8.4)                           (10.9)
----------------------------------------------------------------------------------------------------------
Net interest income                                       $345.6                           $297.1
==========================================================================================================
Net interest spread                                                  3.64%                           3.19%
Effect of interest-free sources used to
  fund earning assets                                                 .72                             .93
----------------------------------------------------------------------------------------------------------
Net interest margin                                                  4.36%                           4.12%
==========================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

CONSOLIDATED AVERAGE BALANCE SHEETS AND
  RELATED YIELDS AND RATES (Unaudited)     First Tennessee National Corporation
-------------------------------------------------------------------------------
                                                                 Average
                                                                 Balance
                                                                 Growth
                                                                Rates (%)
(Fully taxable equivalent)                                  ----------------
(Dollars in millions)                                       96/95      96/91
-------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
  Commercial                                                 7.5+      8.4+
  Consumer                                                  10.2+     18.9+
  Permanent mortgage                                          .2+       .7-
  Credit card receivables                                   10.4+      7.4+
  Real estate construction                                  27.1+     17.3+
  Nonaccrual loans                                           4.2-     24.9-
-------------------------------------------------------
      Total loans, net of unearned income                    8.5+     10.1+
-------------------------------------------------------
Investment securities:
  U.S. Treasury and other U.S. government
    agencies                                                 1.3+      7.0+
  States and municipalities                                 20.5+      9.7-
  Other                                                      1.9-     27.5-
-------------------------------------------------------
      Total investment securities                            2.0+      2.1+
-------------------------------------------------------
Other earning assets:
  Mortgage loans held for sale                              50.0+     78.4+
  Investment in bank time deposits                         371.0+     46.4-
  Federal funds sold and securities
    purchased under agreements to resell                    40.2-     23.7-
  Bond division securities inventory                        21.5+     11.9+
-------------------------------------------------------
      Total other earning assets                            32.5+      9.5+
-------------------------------------------------------
      Total earning assets                                   9.6+      8.2+
Allowance for loan losses                                    3.6+      3.2+
Cash and due from banks                                       .6+      8.2+
Premises and equipment, net                                  9.3+     11.0+
Bond division receivables and other assets                  44.6+     24.8+
-------------------------------------------------------
      Total assets/Interest income                          10.8+      9.0+
=======================================================
LIABILITIES AND SHARHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
  Checking/Interest                                         71.2-     20.2-
  Savings                                                   15.0+     10.5+
  Money market account                                      35.0+     13.0+
  Certificates of deposit under $100,000
    and other time                                            .4+      1.3+
  Certificates of deposit $100,000
    and more                                                57.1+     10.3+
-------------------------------------------------------
      Total interest-bearing deposits                       11.6+      5.5+
Federal funds purchased and securities
  sold under agreements to repurchase                        6.5+     21.6+
Commercial paper and other short-term
  borrowings                                                28.7+     28.6+
Term borrowings                                             21.4+     14.1+
-------------------------------------------------------
      Total interest-bearing liabilities                    11.8+      8.4+
Demand deposits                                              4.0+     10.0+
Bond division payables and other
  liabilities                                               27.8+     17.3+
Guaranteed preferred beneficial interests
  in First Tennessee's subordinated
  debentures                                                   -         -
Shareholders' equity                                         9.1+      9.9+
-------------------------------------------------------
      Total liabilities and shareholders'
        equity/Interest expense                             10.8+      9.0+
=======================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.