Form 10-K405, Exhibit 13
period 1999-12-31
FIRST TENNESSEE NATIONAL CORP
filed 2000-03-24
CIK 36966

                                                                      EXHIBIT 13

                               TABLE OF CONTENTS



MANAGEMENT'S DISCUSSION AND ANALYSIS

        General Information
        Forward-Looking Statements

    INCOME STATEMENT ANALYSIS - 1999 COMPARED TO 1998

        Noninterest Income
        Securities Gains/(Losses)
        Net Interest Income
        Provision For Loan Losses
        Noninterest Expense
        Income Taxes

    INCOME STATEMENT ANALYSIS - 1998 COMPARED TO 1997

    BALANCE SHEET REVIEW

        Earning Assets
        Deposits, Other Sources of Funds and Liquidity Management
        Capital

    RISK MANAGEMENT

    OTHER

    GLOSSARY

CONSOLIDATED STATEMENTS OF CONDITION

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME

CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES

CORPORATE OFFICERS AND BOARDS OF DIRECTORS

                                                                      EXHIBIT 13

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


GENERAL INFORMATION
-------------------

First Tennessee National Corporation (First Tennessee) is headquartered in Memphis, Tennessee, and is a nationwide, diversified financial services institution which provides banking and other financial services to its customers through various regional and national business lines. The REGIONAL BANKING GROUP includes the retail/commercial bank, the credit card division, and the trust division. The NATIONAL LINES OF BUSINESS include FT Mortgage Companies and affiliates (also referred to as mortgage banking), First Tennessee Capital Markets (also referred to as capital markets), and transaction processing (credit card merchant processing, automated teller machine network, nationwide check clearing operation, and remittance processing).

Certain revenue and expenses are allocated and equity is assigned to the various business lines to reflect the inherent risk in each business line, based on management's best estimates. These allocations are periodically reviewed and may be revised from time to time to more accurately reflect current business conditions and risks; the previous history is restated to ensure comparability.

For the purpose of this management discussion and analysis (MD&A), noninterest income (also called fee income) and total revenue exclude securities gains and losses. Net interest income has been adjusted to a fully taxable equivalent
(FTE) basis for certain tax-exempt loans and investments included in earning assets. Earning assets, including loans, have been expressed as averages, net of unearned income. First Tennessee Bank National Association, the primary bank subsidiary, is also referred to as FTBNA in this discussion.

The following financial discussion should be read with the accompanying consolidated financial statements and notes. A glossary is included at the end of the MD&A to assist with terminology.

FORWARD-LOOKING STATEMENTS
--------------------------

Management's discussion and analysis may contain forward-looking statements with respect to First Tennessee's beliefs, plans, goals, expectations, and estimates. These statements are contained in certain sections that follow such as Noninterest Income, Net Interest Income, Risk Management, and Other. Forward-looking statements are statements that are not based on historical information but rather are related to future operations, strategies, financial results or other developments. The words "believe", "expect", "anticipate", "intend", "estimate","should", "is likely", and other expressions which indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond a company's control, and many of which, with respect to future business decisions and actions (such as acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, general and local economic and business conditions; expectations of the timing and amount of interest rate movements (which can have a significant impact on a financial services institution); market and monetary fluctuations; inflation; competition within and outside the financial services industry; technology; and new products and services in the industries in which First Tennessee operates. Other factors are those inherent in originating loans, including prepayment risks and fluctuating collateral values and changes in customer profiles. Additionally, the policies of the Office of the Comptroller of the Currency
(OCC) and the Board of Governors of the Federal Reserve System, unanticipated regulatory and judicial proceedings, and changes in laws and regulations applicable to First Tennessee and First Tennessee's success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ. First Tennessee assumes no obligation to update any forward-looking statements that are made from time to time.


INCOME STATEMENT ANALYSIS - 1999 COMPARED TO 1998

Earnings in 1999 were $247.5 million, the ninth consecutive year of record earnings, and an increase of 9 percent from $226.4 million earned in 1998. Diluted earnings per share were $1.85 in 1999, up 8 percent over the $1.72 earned in 1998 (adjusted for the 1998 two-for-one-stock split). Basic earnings per share were $1.90 in 1999, up 7 percent over the $1.77 earned in 1998. The difference between the net income growth and the earnings per share growth reflects the larger number of shares outstanding in 1999 due to reduced shares repurchased. Return on average assets (ROA) was 1.33 percent in 1999 compared with 1.35 percent in 1998. Return on average shareholders' equity (ROE) was 20.9 percent in 1999 compared with 22.7 percent in 1998. Strong internal equity generation and retention caused the decline in this ratio.

At December 31, 1999, First Tennessee was ranked among the top 50 bank holding companies nationally in market capitalization ($3.7 billion) and assets ($18.4 billion). At December 31, 1998, market capitalization was $4.9 billion and total assets were $18.7 billion. The decline in the market capitalization was due to a 25 percent decrease in the stock price between these two period-ends.

Total revenue for 1999 grew 12 percent ($188.2 million) with growth in noninterest income of 14 percent ($139.2 million) and growth in net interest income of 9 percent ($49.0) million. Mortgage banking led the increase in fee income with growth of 13 percent ($74.4 million).

NONINTEREST INCOME
------------------

Noninterest income, also called fee income, provides the majority of First Tennessee's revenue. During 1999 fee income increased 14 percent, to a record $1,120.8 million from $981.6 million, and contributed 66 percent to total revenue in 1999 compared with 64 percent in 1998. This high contribution level ranks First Tennessee among the top ten of the largest 50 bank holding companies in the nation for this ratio. Table 1 - Analysis of Noninterest Income provides six years of detail by category with growth rates. The discussion following the table details various line items reported in the table.

TABLE 1 - ANALYSIS OF NONINTEREST INCOME


                                                                                                          Compound Annual
                                                                                                         Growth Rates (%)
                                                                                                         ------------------
(Dollars in thousands)               1999         1998        1997        1996        1995        1994    99/98    99/94
---------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
 Mortgage banking                $   632,771   $ 558,366   $ 330,131   $ 275,406   $ 213,563   $ 188,270  13.3  +  27.4  +
 Capital markets                     126,835     147,353      98,310      85,871      82,814      77,478  13.9  -  10.4  +
 Deposit transactions and
   cash management                   106,240      90,444      86,047      78,228      74,124      65,797  17.5  +  10.1  +
 Trust services and
   investment management              59,807      51,198      40,941      34,704      34,435      27,895  16.8  +  16.5  +
 Merchant processing                  49,711      37,462      32,111      24,185      19,164      14,699  32.7  +  27.6  +
 Cardholder fees                      25,579      21,046      19,833      17,155      14,885      15,572  21.5  +  10.4  +
 Equity securities
   gains/(losses)                      2,313       3,940        (854)     (2,495)      3,195      24,251  41.3  -  37.5  -
 Debt securities
   gains/(losses)                        (56)         36         141        (186)       (751)     (4,298)  N/A     58.0  +
 All other income and
   commissions:
     Other service charges            17,430      14,863      10,474       9,891       7,709       7,334  17.3  +  18.9  +
     Check clearing fees              11,143       9,199      13,043      16,873      17,585      16,124  21.1  +  7.1   -
     Insurance premiums and
       commissions                    10,912       8,725       6,457       5,644       6,606       5,797  25.1  +  13.5  +
     Other                            80,419      42,871      31,496      25,873      19,282      17,247  87.6  +  36.1  +
---------------------------------------------------------------------------------------------------------
 Total other income                  119,904      75,658      61,470      58,281      51,182      46,502  58.5  +  20.9  +
---------------------------------------------------------------------------------------------------------
 Total noninterest income        $ 1,123,104   $ 985,503   $ 668,130   $ 571,149   $ 492,611   $ 456,166  14.0  +  19.7  +
=========================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

MORTGAGE BANKING

FT Mortgage Companies, a subsidiary of FTBNA, originates and services residential mortgage loans. Following origination, the mortgage loans, primarily first-lien, are sold to investors in the secondary market while the rights to service such loans are usually retained. Various hedging strategies are used to mitigate changes in the market value of the loan during the time period beginning with a price commitment to the customer and ending with the delivery of the loan to the investor. Closed loans held during this time period are referred to as the mortgage warehouse. Income from origination fees and profits from the sale of loans are recognized at the time a mortgage loan is sold into the secondary market, not when the loan is originated. Gains or losses from mortgage warehouse hedging activities are reflected in secondary marketing activities. Secondary marketing activities also include product pricing decisions as well as the income from the sale of loans including the capitalized net present value of the mortgage servicing rights. Servicing rights permit the collection of fees for gathering and processing monthly mortgage payments for the owner of the mortgage loans. FT Mortgage Companies employs hedging strategies to offset the risk of prepayment and mitigate the loss of value of its mortgage servicing rights due to a decline in interest rates. The financial effect of hedging mortgage servicing rights is reported in miscellaneous income.

As shown in Table 2 - Mortgage Banking, total mortgage banking fee income increased 13 percent in 1999. Mortgage banking noninterest income consists of various revenue streams from the origination process, servicing, and other activities such as sales of servicing.

TABLE 2 - MORTGAGE BANKING


                                                                                              Compound Annual
                                                                                              Growth Rates (%)
                                                                                            ---------------------
(Dollars and volume in millions)                            1999         1998        1997      99/98      99/97
-----------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
 Secondary marketing activities                           $  242.7    $  223.4     $  128.8     8.6  +   37.3  +
 Loan origination fees                                       172.7       159.7         83.5     8.2  +   43.8  +
 Servicing fees                                              167.8       117.9         94.4    42.3  +   33.3  +
 Sale of mortgage servicing rights                            16.4         (.5)         9.1     N/A      34.2  +
 Miscellaneous                                                33.2        57.9         14.3    42.6  -   52.4  +
-------------------------------------------------------------------------------------------
     Total noninterest income                             $  632.8    $  558.4     $  330.1    13.3  +   38.5  +
===========================================================================================
 Refinance originations                                   $  7,155    $ 13,146     $  3,192    45.6  -   49.7  +
 New loan originations                                      12,708      10,105        7,432    25.8  +   30.8  +
-------------------------------------------------------------------------------------------
     Mortgage loan originations                           $ 19,863    $ 23,251     $ 10,624    14.6  -   36.7  +
===========================================================================================
 Servicing portfolio                                      $ 44,628    $ 39,738     $ 26,929    12.3  +   28.7  +
-------------------------------------------------------------------------------------------

Certain previously reported amounts have been adjusted to current presentation. N/A = not applicable


Origination activity fell 15 percent as interest rates increased throughout 1999. During 1999, $19.9 billion of mortgage loans were originated compared with record originations of $23.3 billion in 1998. Based upon the latest industry survey of origination volume, FT Mortgage Companies ranked as one of the top ten retail mortgage loan originators in the nation during 1999. A focus on retail home purchase loans and continued expansion of the origination franchise led to an increase in market share over this period. Although total origination volume declined, loans sold into the secondary market increased 7 percent in 1999 due to the build-up in the warehouse during 1998 to $4.2 billion at year-end and the subsequent decline to $2.0 billion by year-end 1999. Fees derived from the mortgage origination process (origination fees, profits from the sale of loans and other secondary marketing activities) increased 8 percent in 1999, from $383.1 million to $415.4 million, consistent with the percentage increase in loans sold.

Mortgage servicing fee income increased 42 percent in 1999, from $117.9 million to $167.8 million. The mortgage servicing portfolio (which includes servicing for ourselves and others) grew to $44.6 billion at December 31, 1999, compared with $39.7 billion at December 31, 1998. The growth in the servicing portfolio was driven by origination volume exceeding prepayments with the majority of this growth generated through FT Mortgage's retail loan origination network. The 12 percent servicing portfolio growth during 1999 was derived from loan originations of $19.9 billion, purchased servicing of $1.7 billion, less $8.9 billion of bulk servicing sales and servicing released originations, and principal reductions of $7.8 billion from payments and payoffs received in the normal course of business. Also see Note 6 - Capitalized Mortgage Servicing Rights for information summarizing the changes in mortgage servicing rights.

The decrease in miscellaneous income, from $57.9 million in 1998 to $33.2 million, was primarily due to a decrease in gains recognized from servicing hedges during 1999. Gains from hedging activities will vary from period to period depending on interest rates. During 1999 and 1998, $17.9 million and $38.1 million, respectively, of miscellaneous income came from gains on certain mortgage servicing hedges. Bulk sales of mortgage servicing rights during 1999 resulted in recognized gains of $16.4 million.

Going forward, it is expected that origination volume will be adversely impacted by the current rising interest rate environment. Rising interest rates and changing markets will also put pressure on the profit margin of originated loans and the ability to make the necessary adjustments to hedge positions in order to mitigate any loss in the value of originated loans. In periods of increasing interest rates, the value of mortgage servicing rights generally increases and the value of hedges related to the servicing rights generally declines. Mortgage banking performance is affected by numerous factors including the volume and mix of loans produced and sold, loan pricing decisions, interest rate levels and volatility, the creditworthiness of applicants, the level of prepayments, the effectiveness of hedging activities and estimated future prepayments, as well as other factors referred to in the Forward-Looking Statements section of this MD&A.


CAPITAL MARKETS

First Tennessee Capital Markets generates fee income primarily from the purchase and sale of securities as both principal and agent. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff. Inventory is hedged to protect against movements in interest rates.

During 1999 noninterest income decreased 14 percent from $147.4 million in 1998 to $126.8 million. This decrease primarily resulted from a change in product mix due to concerns by customers about interest rates. These concerns motivated many customers to remain liquid during the latter half of the year and place their money in cash and short-term investments. Customers also had higher cash needs related to year-end 1999 (Y2K) and the funding of additional loan growth.

Total securities bought and sold by the capital markets division increased 25 percent in 1999, from $427.0 billion to $534.3 billion. Total underwritings during 1999 were $35.1 billion, a decrease of 33 percent from $52.6 billion underwritten in 1998.

Going forward, if there continues to be a widespread expectation of rising interest rates, our customers are likely to remain liquid, investing in short-term securities. This trend is expected to put pressure on achieving growth in revenue during 2000. Once the expectation of rising interest rates lessens, customers' demand for longer-term securities should return. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A.


DEPOSIT TRANSACTIONS AND CASH MANAGEMENT

Deposit transactions include services related to retail deposit products (such as service charges on checking accounts) and cash management products and services such as electronic transaction processing (automated clearing house
(ACH) and Electronic Data Interchange (EDI)), account reconciliation services, cash vault services, lockbox processing, and information reporting (Prime Connection).

Noninterest income from deposit transactions and cash management increased 17 percent in 1999, from $90.4 million to $106.2 million. The increase in 1999 was led by increased sales volume of various cash management products and services and growth in customer service charges.

TRUST SERVICES AND INVESTMENT MANAGEMENT

Trust services and investment management fees come from the product lines of investment management, personal trust, employee benefits, and custodial and corporate trust services. During 1999 total noninterest income from trust services and investment management grew 17 percent, from $51.2 million to $59.8 million. This growth was driven by strong performance by the investment advisory companies, 12 percent growth in assets under management and successful cross-sell efforts, particularly to our targeted market. Assets under management grew from $8.9 billion at December 31, 1998, to $9.9 billion at December 31, 1999. The growth in fee income was as follows: the asset management business lines grew 23 percent; personal trust was up 14 percent; corporate trust services, which acts as trustee on public bond issues, grew 36 percent; and employee benefits increased 4 percent.

Highland Capital Management Corp. (Highland Capital) and Martin and Company, Inc. (Martin), both wholly owned subsidiaries, provide investment advisory services to the managed asset segments. Highland Capital manages the First Funds Growth and Income Portfolio and the First Funds Bond Portfolio. Martin manages the First Funds Tennessee Tax-Free Portfolio and the First Funds Intermediate Bond Portfolio. First Funds is a family of mutual funds advised by FTBNA. The Growth and Income Portfolio (Institutional Class) attained national recognition during 1999 by maintaining the five-star Morningstar rating for domestic equity funds. The Tennessee Tax Free Portfolio (Institutional Class) was awarded the 1999 Lipper Performance Achievement Certificate for the one-year period ending December 31, 1999, in recognition of ranking number one in the category of Tennessee municipal debt funds based on cumulative total return for the period. Lipper, a Reuters company, ranks mutual funds based upon total return performance within a universe of funds similar in investment objective.


MERCHANT PROCESSING

Credit card merchant processing involves converting transactions from plastic media such as check cards, debit cards, credit cards, purchase cards, and private label credit cards into cash for merchants that sell goods and services to consumers and businesses.

Fee income from merchant processing grew 33 percent in 1999, from $37.5 million to $49.7 million, due to a special assessment from a large customer, pricing changes, expansion and change in the mix of the customer base to a larger portion of direct customers. During 1999, 148 million transactions were processed compared with a record 157 million transactions processed in 1998.


CARDHOLDER

Cardholder fees result from issuing and servicing credit cards, and include the collection of late charges and annual fees, as well as interchange fees received for accepting credit card payments.

Cardholder noninterest income increased 22 percent in 1999, from $21.0 million to $25.6 million, principally from higher interchange collections due to strong purchasing volume and moderate growth (2 percent) in the credit card portfolio as well as price increases.


ALL OTHER NONINTEREST INCOME

All other noninterest income grew 58 percent in 1999, from $75.7 million to $119.9 million. Growth in this category was positively impacted during 1999 by the revenue ($16.7 million) generated from the remittance processing operation acquired in June 1999 from National Processing Co. (NPC); a gain ($6.1 million) on the recognition of stock received as a result of the demutualization of an insurance company; and a gain ($4.2 million) from the sale of a bank branch in Tunica, Mississippi. Excluding these three items, all other income and commissions would have grown 23 percent. Additional contributing factors to the growth rate were other service charges, insurance premiums and commissions and check clearing fees. Other service charges are generated from banking services performed, but are not directly related to deposit transactions. This includes fees for money orders, travelers' checks, savings bonds, safe deposit box rentals, mutual fund services, safekeeping, and servicing of securitization transactions. During 1999, other service charges grew 17 percent, from $14.9 million to $17.4 million, primarily from growth in investment/mutual fund sales and servicing REMIC securities and other securitized transactions. Check clearing fees increased 21 percent, from $9.2 million to $11.1 million, primarily from return item growth and lockbox volume growth. Insurance premiums and commissions increased 25 percent, from $8.7 million in 1998 to $10.9 million in 1999, due to increased sales efforts throughout the year. The other category increased 88 percent, from $42.9 million to $80.4 million. Excluding the three items mentioned earlier in this paragraph, the growth in the other category would have been 24 percent.

SECURITIES GAINS/(LOSSES)
-------------------------

In 1999 there were $2.3 million of net equity securities gains compared with $3.9 million of net equity securities gains for 1998. The majority of the security gains in both 1999 and 1998 were from the sales of venture capital investments at First Tennessee's subsidiary, Hickory Venture Capital Corporation.

NET INTEREST INCOME
-------------------

During 1999 net interest income increased 9 percent, from $544.3 million to $592.5 million, principally from strong loan growth, improvement in the regional banking group's net interest margin (margin) and increased net interest income from mortgage banking.

The regional banking group's margin improved from 4.87 percent in 1998 to 4.96 percent in 1999 primarily due to a drop in funding costs. The consolidated margin remained stable at 3.80 percent in 1999 and 1998.

The margin is affected by the activity levels and related funding for First Tennessee's national lines of business as these nonbank business lines typically produce different margins than traditional banking activities. In mortgage banking, because the spread between the rates on mortgage loans temporarily in the warehouse and the related short-term funding rates is less than the comparable spread earned in the regional banking group, the overall margin is compressed. The average mortgage warehouse was larger in 1999 despite lower originations because of the higher level of activity at year-end 1998. Capital markets tends to compress the margin because of its strategy to reduce market risk by hedging its inventory in the cash markets which effectively eliminates net interest income on these positions. As a result, First Tennessee's consolidated margin cannot be readily compared to that of other bank holding companies. Table 3 - Net Interest Margin Composition details the computation of the net interest margin for the regional banking group and the impact that the other business lines had on the consolidated margin for the years 1997 through 1999.

TABLE 3 - NET INTEREST MARGIN COMPOSITION


                                                                     1999             1998            1997
-----------------------------------------------------------------------------------------------------------
REGIONAL BANKING GROUP:
    Yields on earning assets                                         7.91%            8.20%           8.25%
    Rates paid on interest-bearing liabilities                       3.88             4.36            4.54
-----------------------------------------------------------------------------------------------------------
        Net interest spread                                          4.03             3.84            3.71
-----------------------------------------------------------------------------------------------------------
    Effect of interest-free sources                                   .78              .89             .89
    Loan fees                                                         .14              .14             .11
    FRB interest and penalties                                        .01               --              --
-----------------------------------------------------------------------------------------------------------
        Net interest margin-Regional Banking Group                   4.96%            4.87%           4.71%
-----------------------------------------------------------------------------------------------------------
MORTGAGE BANKING                                                    (1.02)            (.92)           (.37)
CAPITAL MARKETS                                                      (.16)            (.17)           (.12)
TRANSACTION PROCESSING                                                .02              .02             .01
-----------------------------------------------------------------------------------------------------------
Consolidated net interest margin                                     3.80%            3.80%           4.23%
===========================================================================================================

Interest rate sensitivity is primarily a function of the repricing structure of First Tennessee's balance sheet (Statement of Condition). Table 4 - Rate Sensitivity Analysis at December 31, 1999, shows the assets and liabilities as of year-end, subject to repricing in specified time intervals with each maturity interval referring to the earliest repricing opportunity (i.e., the earlier of scheduled contractual maturity or repricing date) for each asset and liability category. The resulting gap is one tool, though not a predominant management tool, used to measure the sensitivity of net interest income to changes in interest rates. It should be noted that the required gap analysis does not take into account future management actions that could be undertaken to alter the simulated results, the effect of interest-free sources, or a change in the slope of the yield curve. (For additional information see Risk Management-Interest Rate Risk Management section.) Because of Y2K concerns, higher short-term interest rates and liquidity needs, a higher portion of purchased funds were kept short-term at year-end 1999, affecting the 3-month gaps and the simulation analysis.

TABLE 4 - RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 1999



                                      Within 3     After 3 Months     After 6 Months    After 1 Year     After
 (Dollars in millions)                 Months      Within 6 Months   Within 12 Months  Within 5 Years   5 Years      Total
----------------------------------------------------------------------------------------------------------------------------
 EARNING ASSETS:
 Loans                                $ 5,100        $   369          $   611           $ 2,397       $   886      $  9,363
 Investment securities                    395            244              402             1,760           300         3,101
 Mortgage loans held for sale           2,050             --               --                --            --         2,050
 Federal funds sold and
   securities purchased under
   agreements to resell                   280             --               --                --            --           280
 Other earning assets                     150             --               --                --            --           150
----------------------------------------------------------------------------------------------------------------------------
 Total earning assets                 $ 7,975        $   613          $ 1,013           $ 4,157       $ 1,186      $ 14,944
============================================================================================================================
 EARNING ASSET FUNDING:
 Savings                              $    37        $    --          $    --           $   222       $    88      $    347
 Checking interest                        151             --               --               367           781         1,299
 Money market                           1,940             --               --                --           255         2,195
 CD's under $100,000
   and other time                         509            523              551               723            36         2,342
 CD's $100,000 and more                 1,979            132              139               113            14         2,377
 Short-term borrowed funds              4,332             75               --                --            --         4,407
 Term borrowings                           --             --               --                51           308           359
----------------------------------------------------------------------------------------------------------------------------
 Total earning asset funding          $ 8,948        $   730          $   690           $ 1,476       $ 1,482      $ 13,326
============================================================================================================================
 RATE SENSITIVITY GAP:
 Period                               $  (973)       $  (117)         $   323           $ 2,681       $  (296)
 Cumulative                              (973)        (1,090)            (767)            1,914         1,618
---------------------------------------------------------------------------------------------------------------
 RATE SENSITIVITY GAP ADJUSTED
   FOR INTEREST RATE SWAPS:
 Period                               $(1,078)       $   (12)         $   323           $ 2,681       $  (296)
 Cumulative                            (1,078)        (1,090)            (767)            1,914         1,618
---------------------------------------------------------------------------------------------------------------
 ADJUSTED GAP AS A PERCENTAGE OF TOTAL
   EARNING ASSETS:
 Period                                  (7.2)%          (.1)%            2.2 %            17.9%         (2.0)%
 Cumulative                              (7.2)          (7.3)            (5.1)             12.8          10.8
---------------------------------------------------------------------------------------------------------------

Interest-sensitive categories represent ranges in which assets and liabilities can be repriced, not necessarily their actual maturities. The 'After 5 Years' column includes assets and liabilities with interest sensitivity of more than five years or with indefinite repricing schedules. Noninterest earning/bearing balances have been excluded from this analysis.


In order to reflect more appropriately the repricing structure of First Tennessee's balance sheet, management has made certain adjustments to the balances shown in the table. Based on historical and industry data, an estimate of the expected prepayments on consumer loans and investment securities is reflected in the balances in the table. Changes in the economic and interest rate environments may also affect these expected prepayments.

Similarly, an adjustment to deposits is made to reflect the behavioral characteristics of certain core deposits that do not have specified contractual maturities (i.e., interest checking, savings and money market deposit accounts). Historically, balances on these deposit accounts have remained relatively stable despite changes in market interest rates. Management has classified certain of these accounts as non-interest sensitive based on management's historical pricing practices and runoff experience. At December 31, 1999, the balance sheet was liability sensitive to interest rate movements and within internal guideline limits, with $767 million more liabilities than assets scheduled to reprice within one year (5 percent of earning assets). Table 4 does not take into account the effect of interest-free sources which can be significant to First Tennessee. When the interest-free sources are added to the rate sensitivity analysis, the balance sheet is less liability sensitive with $558 million of liabilities repricing faster than assets within one year (4 percent of earning assets).

Simulation analysis is the primary tool used by First Tennessee to manage the exposure of net interest income and margin to volatile interest rates, changing market spreads, forecasted changes in balance sheet mix, and rate sensitivity. This type of analysis computes the amount of net interest income at risk from dynamic changes in the market place and related rate, pricing and balance sheet movements. The simulation models create various at risk scenarios looking at increases and/or decreases in interest rates from an instantaneous movement, or a staggered movement over a certain time period. Management reviews these different scenarios to determine probable actions. The models are then updated to incorporate management action. A level of acceptable net interest income at risk based on a staggered increase or decrease in interest rates of 300 basis points is a component of internal guidelines. Based on First Tennessee's rate sensitivity position during 1999, there was no net interest income at risk in 1999 when modeling a 300 basis point staggered decline in rates. Conversely, the net interest income at risk averaged approximately 2 percent of projected 1999 net interest income when modeling a 300 basis point staggered increase in rates. Based on the rate sensitivity position at December 31, 1999, net interest income exposure over the next 12 months to a 300 basis point staggered increase in interest rates is estimated to be approximately 3 percent of projected 2000 net interest income. There is projected to be no net interest income exposure to a 300 basis point staggered decline in interest rates. A 300 basis point gradual increase or decrease in interest rates is a hypothetical rate scenario. These scenarios are used as one estimate of risk, and do not necessarily represent management's current view of future interest rates or market developments and may well vary from actual results for a number of reasons, including those presented in the Forward-Looking Statements section of this MD&A discussion.

Based on First Tennessee's existing balance sheet mix and the current interest rate environment, the regional banking group's margin is expected to be relatively stable. Going forward, the consolidated margin will continue to be influenced by the activity levels in the nonbanking lines of business, especially from mortgage banking as the level of origination volume is strongly tied to refinance activity. Information in this section includes forward-looking statements. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.

Table 5 - Analysis of Changes in Net Interest Income provides rate and volume changes in interest income and interest expense for earning assets and interest-bearing liabilities for the past three years.

TABLE 5 - ANALYSIS OF CHANGES IN NET INTEREST INCOME



                                                           1999 Compared to 1998                   1998 Compared to 1997
(Fully taxable equivalent)                             Increase / (Decrease) Due to*           Increase / (Decrease) Due to*
--------------------------------------------------------------------------------------      ------------------------------------
(Dollars in thousands)                                 Rate**     Volume**      Total        Rate**      Volume**       Total
--------------------------------------------------------------------------------------------------------------------------------

INTEREST INCOME - FTE:
Loans:
  Commercial                                         $ (14,663)   $ 24,209    $  9,546       $(4,538)   $ 27,874      $  23,336
  Consumer                                              (6,035)     26,332      20,297         6,184       3,128          9,312
  Permanent mortgage                                       941      (2,078)     (1,137)          237     (12,580)       (12,343)
  Credit card receivables                               (1,913)      1,180        (733)       (2,479)      2,304           (175)
  Real estate construction                              (1,901)       (493)     (2,394)         (626)      6,535          5,909
  Nonaccrual                                              (575)         30        (545)          294        (218)            76
--------------------------------------------------
        Total loans                                    (24,712)     49,746      25,034           (97)     26,212         26,115
--------------------------------------------------
Investment securities:
  U.S. Treasury and other
    U.S. government agencies                            (1,909)     (5,450)     (7,359)         (482)    (11,037)       (11,519)
  States and municipalities                               (168)     (1,443)     (1,611)         (213)     (1,094)        (1,307)
  Other                                                  1,138      26,708      27,846           174      32,025         32,199
--------------------------------------------------                             --------                                ---------
        Total investment securities                        382      18,494      18,876           298      19,075         19,373
--------------------------------------------------                             --------                                ---------
Other earning assets:
  Mortgage loans held for sale                           3,655      21,975      25,630        (6,199)    135,013        128,814
  Investment in bank time deposits                         (20)     (1,478)     (1,498)          (25)      1,493          1,468
  Federal funds sold and securities
      purchased under agreements to resell                (986)      4,783       3,797          (297)       (724)        (1,021)
  Capital markets securities inventory                  (1,311)      2,067         756        (1,266)     18,468         17,202
--------------------------------------------------                             --------                                ---------
        Total other earning assets                         735      27,950      28,685        (5,162)    151,625        146,463
--------------------------------------------------                             --------                                ---------
Total earning assets                                   (25,956)     98,551      72,595       (32,040)    223,991        191,951
---------------------------------------------------------------------------------------   --------------------------------------
Total interest income - FTE                                                   $ 72,595                                $ 191,951
---------------------------------------------------------------------------------------   --------------------------------------
INTEREST EXPENSE:
Interest-bearing deposits:
  Savings                                            $  (1,388)   $     51    $ (1,337)      $  (466)   $   (609)     $  (1,075)
  Checking interest and money market                   (13,657)      4,749      (8,908)        3,517      14,531         18,048
  Certificates of deposit under $100,000
    and other time                                     (10,847)    (10,251)    (21,098)       (3,860)    (11,783)       (15,643)
  Certificates of deposit $100,000 and more             (7,380)     61,821      54,441          (575)     64,317         63,742
--------------------------------------------------                           ----------                                ---------
        Total interest-bearing deposits                (25,766)     48,864      23,098         4,039      61,033         65,072
--------------------------------------------------                           ----------                                ---------
Federal funds purchased and securities
  sold under agreements to repurchase                  (10,024)     (7,858)    (17,882)         (450)     33,248         32,798
Commercial paper and other
  short-term borrowings                                 (4,625)     18,970      14,345        (2,902)     36,050         33,148
Term borrowings                                         (3,411)      8,266       4,855        (1,378)      5,401          4,023
--------------------------------------------------                            ---------                                ---------
Total interest-bearing liabilities                     (41,549)     65,965      24,416         4,795     130,246        135,041
--------------------------------------------------------------------------------------------------------------------------------
Total interest expense                                                        $ 24,416                                $ 135,041
--------------------------------------------------------------------------------------------------------------------------------
Net interest income - FTE                                                     $ 48,179                                $  56,910
================================================================================================================================

  *  The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.
 **  Variances are computed on a line-by-line basis and are non-additive.

PROVISION FOR LOAN LOSSES
-------------------------

The provision for loan losses is the charge to operating earnings that management determines to be necessary to maintain the allowance for loan losses at an adequate level reflecting management's estimate of the risk of loss inherent in the loan portfolio. The provision for loan losses increased 13 percent, to $57.9 million in 1999 compared with $51.3 million in 1998, due to increased inherent losses in the loan portfolio and a change in the loan mix related to growth in loans with higher risk/reward profiles. A more detailed discussion follows in the Risk Management-Credit Risk Management/Asset Quality section.


NONINTEREST EXPENSE
-------------------

Noninterest expense, also called operating expense, increased 14 percent in 1999, from $1,121.8 million to $1,275.3 million. This growth rate was affected by the NPC acquisition. Excluding this acquisition, total operating expense would have increased 12 percent. Table 6 - Analysis of Noninterest Expense provides detail by category for the past six years with growth rates. Table 7-Operating Expense Composition gives a breakdown of total expenses by business line for the prior three years.

TABLE 6 - ANALYSIS OF NONINTEREST EXPENSE


                                                                                                             Compound Annual
                                                                                                             Growth Rates (%)
                                                                                                             -----------------
(Dollars in thousands)                    1999          1998        1997       1996       1995        1994     99/98    99/94
------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation,
  incentives and benefits             $  633,640   $  563,576    $409,783    $385,380   $340,508    $349,769  12.4  +  12.6  +
Amortization of mortgage
  servicing rights                       103,471       95,507      37,452      26,041     14,980      14,936   8.3  +  47.3  +
Operations services                       64,545       58,505      49,879      44,109     38,798      33,679  10.3  +  13.9  +
Occupancy                                 73,052       51,421      42,848      39,815     37,867      34,102  42.1  +  16.5  +
Equipment rentals, depreciation
  and maintenance                         57,807       45,771      40,093      34,121     31,845      29,202  26.3  +  14.6  +
Communications and courier                51,937       41,468      34,899      32,981     29,880      30,653  25.2  +  11.1  +
Amortization of intangible assets         10,492       11,114       9,631       9,491      8,100       6,406   5.6  -  10.4  +
All other expense:
  Amortization of hedge
    instruments                           49,414       13,345       4,867          --         --          -- 270.3  +   N/A
  Contract employment                     43,685       35,937      17,420      11,288      5,744       5,323  21.6  +  52.3  +
  Advertising and public relations        30,187       25,184      18,722      17,629     12,972      10,678  19.9  +  23.1  +
  Legal and professional fees             22,492       24,551      13,999      12,050     13,403      13,747   8.4  -  10.3  +
  Supplies                                22,006       20,195      15,267      14,383     11,866      11,472   9.0  +  13.9  +
  Travel and entertainment                18,698       19,485      13,802      10,394      8,211      10,144   4.0  -  13.0  +
  Computer software                       15,410       11,629       6,731       4,076      3,004       2,619  32.5  +  42.5  +
  Distribution on guaranteed
    preferred securities                   8,070        8,070       8,070          --         --          --     -      N/A
  Foreclosed real estate                   6,585       31,019      10,827       7,533      4,962       3,862  78.8  -  11.3  +
  Fed service fees                         6,471        5,307       5,799       7,814      9,489       8,544  21.9  +   5.4  -
  Deposit insurance premium                1,790        1,578       1,485       5,129      9,957      16,923  13.4  +  36.2  -
  Contribution to charitable
    foundation                                --           --          --          --         --       9,379   N/A      N/A
  Other                                   55,500       58,107      43,470      42,252     28,129      34,245   4.5  -  10.1  +
-------------------------------------------------------------------------------------------------------------
 Total other expense                     280,308      254,407     160,459     132,548    107,737     126,936  10.2  +  17.2  +
-------------------------------------------------------------------------------------------------------------
 Total noninterest expense            $1,275,252   $1,121,769    $785,044    $704,486   $609,715    $625,683  13.7  +  15.3  +
=============================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation.

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, increased 12 percent in 1999, from $563.6 million to $633.6 million. Excluding NPC, personnel expense increased 10 percent. Personnel expense includes commissions paid in several lines of business, such as capital markets and mortgage banking. As the revenue increases or decreases and/or as the product mix changes in these business lines, the amount of commissions also changes. The growth in personnel expense during 1999 was favorably impacted by lower commissions and workforce reductions at capital markets and changes in management incentive compensation plans. The effect was diminished by increases in non-origination functions at mortgage banking. Personnel expense decreased 14 percent at capital markets and increased 17 percent at mortgage banking. Excluding these two business lines and NPC, personnel expense increased 13 percent due in part to market expansion in our other business lines.


TABLE 7 - OPERATING EXPENSE COMPOSITION



(Dollars in millions)                                          1999             1998            1997
-----------------------------------------------------------------------------------------------------
Regional banking group                                      $  447.9         $  402.9          $352.3
Mortgage banking                                               636.0            536.9           292.7
Capital markets                                                 96.7            111.0            74.2
Transaction processing                                          86.0             62.3            57.7
Corporate                                                        8.7              8.7             8.1
-----------------------------------------------------------------------------------------------------
Total operating expense                                     $1,275.3         $1,121.8          $785.0
=====================================================================================================

The regional banking group increased operating expenses 11 percent, from $402.9 million to $447.9 million, and accounted for 29 percent of the overall expense growth. This growth rate was affected by investments made to expand consumer lending, to grow insurance and investment management, and to open new branches in targeted growth markets. Costs were also incurred related to the marketing campaign to increase awareness of our new brand.

Operating expense in the mortgage banking division increased 18 percent, from $536.9 million to $636.0 million, and accounted for 65 percent of the overall expense growth. In addition to the higher personnel expense, mortgage banking expense growth was also impacted by increased amortization expense of servicing hedge instruments and mortgage servicing rights related to a larger servicing portfolio, additional technology-related expenses including conversion and training, and costs related to consolidating facilities including lease abandonment costs.

Capital markets decreased operating expenses 13 percent, from $111.0 million to $96.7 million due primarily to lower commissions and incentives, and workforce reductions. Transaction processing experienced growth in operating expense of 38 percent, from $62.3 million to $86.0 million, and accounted for 15 percent of the overall expense growth. This growth was mainly related to the operation of the NPC locations acquired.


INCOME TAXES
------------

The effective tax rate decreased to a 34.8 percent rate in 1999 from a 35.9 percent rate in 1998. This decrease was largely due to an adjustment of deferred tax liabilities resulting from a lower expected effective state tax rate.

INCOME STATEMENT ANALYSIS - 1998 COMPARED TO 1997

Earnings in 1998 were $226.4 million, an increase of 15 percent from $197.5 million earned in 1997. Basic earnings per share increased 15 percent from $1.54 in 1997 to $1.77 in 1998. Diluted earnings per share increased 15 percent from $1.50 in 1997 to $1.72 in 1998. Return on average shareholders' equity was 22.7 percent in 1998 compared with 22.5 percent in 1997. Return on average assets was
1.35 percent in 1998 and 1.49 percent in 1997. The decline in the return on average assets was caused by the 26 percent growth in average assets of which 55 percent came from growth in the mortgage warehouse, a lower earning asset, from a record year of originations.

Noninterest income increased 47 percent during 1998, from $668.8 million to a record $981.5 million and contributed 64 percent to total revenue. During 1998 mortgage banking fees increased 69 percent, from $330.1 million to $558.4 million, due primarily to growth in the mortgage origination process (loan origination fees and secondary marketing activities). During 1998 originations were a record $23.3 billion compared with $10.6 billion in 1997. The servicing portfolio was $39.7 billion on December 31, 1998, compared with $26.9 billion on December 31, 1997. See Table 2 for a breakout of mortgage banking fee income. Capital markets' fee income increased 50 percent in 1998, from $98.3 million to $147.4 million, and securities bought and sold increased 88 percent, from $226.6 billion to $427.0 billion. The increased core volume growth, paralleling the growth in revenue, came from continued expansion of the customer base, additional product penetration, and strong performance in all of the offices including the newly opened New York office and the first full year of operations for the Chicago office. The majority of the remaining volume growth was due to additional emphasis on short-term U.S. agency notes. During 1998 deposit transactions and cash management fees increased 5 percent, from $86.1 million to $90.4 million, due to increased sales volume and pricing increases. Trust services and investment management fees increased 25 percent, from $40.9 million to $51.2 million, as a result of acquisition activity, increased assets under management and strong market performance. Merchant processing fees grew 17 percent, from $32.1 million to $37.5 million, because of the addition of new merchants and higher activity levels. Cardholder fees grew 6 percent, from $19.8 million to $21.0 million. All other noninterest income grew 23 percent in 1998, from $61.5 million to $75.7 million, and was spread over various categories.

In 1998 there were $3.9 million of net equity securities gains compared with $.8 million of net equity securities losses for 1997. The gains in 1998 were from the investment subsidiary, Hickory Venture Capital Corporation.

During 1998 net interest income increased 12 percent, from $487.4 million to $544.3 million, principally from the growth in earning assets. The increase in earning assets, combined with the narrower spread earned on the mortgage warehouse, led to the decline in the consolidated net interest margin from 4.23 percent to 3.80 percent in 1998. See Table 3 for the detailed computation of the net interest margin for the regional banking group and the impact that the other business lines had on the consolidated margin.

The provision for loan losses was $51.3 million in 1998 compared with $51.1 million in 1997. The provision for loan losses remained relatively stable in 1998 due to improvements in mortgage banking and credit card asset quality, which was principally negated by the increased inherent risk in the loan portfolio from loan growth and a change in loan mix partially due to securitizations.

During 1998 noninterest expense increased 43 percent, from $785.0 million to $1,121.8 million, primarily because of growth in the commission-based business lines. Table 7 - Operating Expense Composition gives a breakdown of total expenses by business line. Mortgage banking accounted for 73 percent of the overall expense growth in 1998 and was driven by increased mortgage origination volume and a larger servicing portfolio. Capital markets accounted for 11 percent of the overall expense growth. Excluding these two business lines, overall operating expenses increased 13 percent during 1998. Investments to expand consumer lending beyond our traditional markets, growth in the insurance business, consolidation expenses in merchant processing, and investments in marketing and technology contributed to this growth rate. Personnel expense, the largest component of noninterest expense, increased 38 percent, from $409.8 million in 1997 to $563.6 million in 1998. Excluding mortgage banking and capital markets, personnel expense increased 13 percent due in part to market expansion in other business lines. Amortization of mortgage servicing rights increased 155 percent, from $37.4 million in 1997 to $95.5 million in 1998, as a result of a larger servicing portfolio and additional prepayments. All other expense increased 62 percent, from $141.8 million in 1997 to $229.2 million in 1998, with the growth in mortgage banking accounting for 84 percent of this increase.

BALANCE SHEET REVIEW

At December 31, 1999, First Tennessee reported total assets of $18.4 billion compared with $18.7 billion at the end of 1998 and $14.4 billion at the end of 1997. Average assets were $18.6 billion in 1999 compared with $16.7 billion in 1998 and $13.3 billion in 1997. The 11 percent increase in average assets during 1999 was primarily due to growth in earning assets, accounting for 66 percent of the growth. The large increase in period-end and average balances from 1997 to 1998 was principally driven by the growth in the mortgage warehouse.


EARNING ASSETS
--------------

Earning assets primarily consist of loans, investment securities and mortgage loans held for sale. For 1999, earning assets averaged $15.6 billion compared with $14.3 billion for 1998 and $11.5 billion for 1997. Average earning assets were 84 percent of total average assets in 1999, 86 percent in 1998 and 87 percent in 1997. The decline in this ratio was due to significant growth in mortgage servicing rights (68 percent in 1999 and 52 percent in 1998).


LOANS

Total loans averaged $8.8 billion and grew 7 percent, or $576.7 million during 1999 and averaged $8.2 billion and grew 4 percent, or $297.0 million during 1998. Average loans represented 57 percent of average earning assets in 1999; 58 percent of average earning assets in 1998 and 69 percent in 1997. The composition ratio was lower in 1999 and 1998 due to securitization activity in those two years.

During 1999 and 1998 certain consumer real estate loans, permanent mortgage loans and automobile receivables were securitized. The majority of these securities are owned by subsidiaries of First Tennessee, including FTBNA. Including these transactions in both periods, total average loans would have grown 10 percent in both 1999 and 1998. Additional loan information is provided in Table 8 - Average Loans and Note 4 - Loans.

TABLE 8 - AVERAGE LOANS


                                                               1999                             1998
                                                   Percent    Growth                Percent    Growth                Percent
(Dollars in thousands)                    1999     of Total    Rate         1998    of Total    Rate        1997     of Total
-----------------------------------------------------------------------------------------------------------------------------
Commercial                             $ 4,272.0      48%       7.7%     $ 3,966.3     48%       9.4%     $ 3,624.8     46%
Consumer                                 3,085.0      35       10.4        2,794.4     34        1.2        2,760.0     35
Permanent mortgage                         456.2       5       (5.3)         481.6      6      (24.6)         638.4      8
Credit card receivables                    573.4       7        1.8          563.5      7        3.5          544.7      7
Real estate construction                   400.2       5       (1.3)         405.4      5       20.2          337.4      4
Nonaccrual                                  32.0      --        3.3           30.9     --      (22.4)          39.8     --
-----------------------------------------------------------------------------------------------------------------------------
Total loans, net of unearned           $ 8,818.8     100%       7.0%     $ 8,242.1    100%       3.7%     $ 7,945.1    100%
=============================================================================================================================

Commercial loans averaged $4.3 billion and grew 8 percent, or $305.7 million during 1999, and averaged $4.0 billion and grew 9 percent, or $341.5 million in 1998. Commercial loans continued as the single largest loan category in 1999. The increase in commercial loans, influenced by strong economic growth in Tennessee, came from acquisitions of new relationships in our targeted markets as a result of new sales support systems and training programs implemented in 1997 and 1998. Additional commercial loan information is provided in Table 9 - Contractual Maturities of Commercial Loans at December 31, 1999.

TABLE 9 - CONTRACTUAL MATURITIES OF COMMERCIAL LOANS AT DECEMBER 31, 1999



                                                                           After 1 Year
(Dollars in thousands)                                  Within 1 Year     Within 5 Years      After 5 Years         Total
---------------------------------------------------------------------------------------------------------------------------
Commercial                                              $ 2,481,604       $ 1,645,608          $ 303,304        $ 4,430,516
Real estate construction                                    382,563            83,135             19,882            485,580
Commercial nonaccrual                                         5,083             1,526                445              7,054
---------------------------------------------------------------------------------------------------------------------------
Total commercial loans, net of unearned income          $ 2,869,250       $ 1,730,269          $ 323,631        $ 4,923,150
===========================================================================================================================
For maturities over one year:
    Interest rates - floating                                               $ 621,744          $ 114,978          $ 736,722
    Interest rates - fixed                                                  1,108,525            208,653          1,317,178
---------------------------------------------------------------------------------------------------------------------------
Total                                                                     $ 1,730,269          $ 323,631        $ 2,053,900
===========================================================================================================================


The consumer loan portfolio consists of real estate, automobile, student and other consumer installment loans that require periodic payments of principal and interest. Consumer loans averaged $3.1 billion and grew 10 percent, or $290.6 million, in 1999, and averaged $2.8 billion and grew 1 percent, or $34.4 million in 1998. Real estate loans, principally secured by first and/or second liens on residential property, led the increase in consumer loans and accounted for 68 percent of the consumer loan portfolio in both 1999 and 1998. First Horizon Equity Lending (previously known as Gulf Pacific Mortgage), a division of FTBNA, is active in originating second mortgages and contributed 64 percent of the increase in consumer loans. Average consumer loans would have grown 17 percent and 11 percent, in 1999 and 1998, respectively, if loans securitized during these periods had been included in the growth rate calculation.

Total credit card receivables (i.e., outstanding balances on Visa, Mastercard and private label accounts) averaged $573.4 million and grew 2 percent, or $9.9 million in 1999, and averaged $563.5 million and grew 3 percent, or $18.8 million in 1998. Visa/Mastercard balances grew 3 percent in 1999 due to increased use of debt by consumers, as well as targeted promotional campaigns to regional banking customers.

The permanent mortgage portfolio includes certain mortgage loans that First Tennessee periodically decides to retain. Permanent mortgage loans averaged $456.2 million in 1999 and declined 5 percent, or $25.4 million. In 1998 permanent mortgage loans averaged $481.6 million and decreased 25 percent, or $156.8 million. Excluding the impact from loans securitized during these periods, the permanent mortgage portfolio would have remained relatively flat in 1999 and would have increased 6 percent in 1998.

The real estate construction loan portfolio averaged $400.2 million in 1999 and declined 1 percent, or $5.2 million. In comparison, this portfolio averaged $405.4 million in 1998 and grew 20 percent, or $67.9 million. The decline in 1999 was representative of the slowdown in construction projects within the regional banking group partially offset by growth in construction loans originated by mortgage banking. The increase in 1998 reflected the economic growth in Tennessee, favorable market conditions, and growth in residential construction loans primarily originated by mortgage banking.

Going forward, First Tennessee expects moderate loan growth due to recent increases in interest rates and anticipated slower growth in the national and regional economies. In the consumer-related loan portfolios, growth in targeted lending activities including the opening of additional consumer finance (First Horizon Money Center) offices is expected to help sustain and generate growth. As loan growth continues to outpace deposit growth, First Tennessee will continue to evaluate alternative sources of funding which may include loan sales, securitizations, syndications, and debt offerings.

INVESTMENT SECURITIES

The investment portfolio of First Tennessee consists principally of debt securities used as a source of income, liquidity and collateral for repurchase agreements or public fund deposits. Additionally, the investment portfolio is used as a tool to manage risk from movements in interest rates. At December 31, 1999, the securities portfolio totaled $3.1 billion. The investment portfolio is classified into two categories: securities available for sale (AFS) and securities held to maturity (HTM). Table 10 - Contractual Maturities of Investment Securities at December 31, 1999, shows information pertaining to the composition, yields and maturities of the investment securities portfolio.


TABLE 10 - CONTRACTUAL MATURITIES OF INVESTMENT SECURITIES AT DECEMBER 31, 1999
           (AMORTIZED COST)


                                                          After 1 Year          After 5 Years
                                    Within 1 Year        Within 5 Years        Within 10 Years         After 10 Years
                                 ------------------   ------------------    --------------------  ----------------------
(Dollars in thousands)             Amount    Yield      Amount     Yield      Amount     Yield      Amount        Yield
------------------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
States and municipalities*       $  4,102     7.06%   $  8,865     7.61%    $  7,743     7.32%    $    5,182       7.74%
Privately issued CMOs                  --       --          --       --      441,722     6.87        301,322       7.51
------------------------------------------------------------------------------------------------------------------------
Total                            $  4,102     7.06%   $  8,865     7.61%    $449,465     6.88%    $  306,504       7.51%
========================================================================================================================
SECURITIES AVAILABLE FOR SALE:
Mortgage-backed securities
    and collateralized
    mortgage obligations**       $ 28,692     7.40%   $ 58,936     6.46%    $ 38,589     6.64%    $1,754,672       6.61%
U.S. Treasury and other U.S.
    government agencies            92,892     6.35      70,334     6.19        3,593     6.32          1,192       6.44
States and municipalities*          1,712     8.74       6,252     8.27        7,182     8.48            300       9.44
Other                               1,299    12.55       9,244     9.53        8,323     6.99        284,840 ***   7.61
------------------------------------------------------------------------------------------------------------------------
Total                            $124,595     6.68%   $144,766     6.60%    $ 57,687     6.90%    $2,041,004       6.75%
========================================================================================================================

  *  Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis using a tax rate of 35 percent.
 **  Includes $1.7 billion of government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 4.2 years.
***  Includes $158 million of equity securities with no stated maturity.

Average investment securities increased 11 percent, or $276.9 million, in 1999 to $2.7 billion. During 1998 average investment securities increased 13 percent, or $286.3 million. In both years all of the growth came from securitization transactions and the retention of a portion of the resulting securities. Excluding these transactions, investment securities would have declined 1 percent in 1999 and 7 percent in 1998. Investment securities represented 17 percent of earning assets in 1999 and 1998 compared with 19 percent in 1997.

At December 31, 1999, the AFS securities totaled $2.3 billion and had an average life of 4.6 years. AFS securities consisted primarily of mortgage-backed securities, collateralized mortgage obligations (CMOs), U.S. Treasuries, U.S. government agencies, equities, and interest only strips. At December 31, 1999, these securities had approximately $35.7 million of net unrealized losses that resulted in a decrease in book equity of approximately $21.8 million, net of $13.9 million of deferred income tax benefit. At December 31, 1998, the AFS securities portfolio totaled $2.4 billion and had approximately $20.9 million of net unrealized gains that resulted in an increase in book equity of approximately $12.9 million, net of $8.0 million of deferred income taxes. At December 31, 1997, the AFS securities portfolio totaled $2.1 billion and had approximately $25.3 million of net unrealized gains that resulted in an increase in book equity of approximately $15.6 million, net of $9.7 million of deferred income taxes.

At December 31, 1999, the HTM securities totaled $768.9 million and had an average life of 5.1 years. HTM securities include privately issued CMOs (also referred to as REMIC securities) and municipal securities. The growth in privately issued CMOs over the past two years has occurred through the use of a Real Estate Mortgage Investment Conduit (REMIC). Through this structure, consumer real estate loans have been securitized and retained. These securities had an average life of 5.0 years. Municipal bonds made up the remainder of this classification and had an average life of 7.5 years. The HTM securities portfolio had a net unrealized loss at December 31, 1999, of $34.1 million. At December 31, 1998, the HTM securities totaled $609.8 million and had a net unrealized gain of $.6 million, and at December 31, 1997, the HTM securities portfolio totaled $53.2 million and had a net unrealized gain of $1.1 million.


MORTGAGE LOANS HELD FOR SALE (MORTGAGE WAREHOUSE)

In 1999 the mortgage warehouse represented approximately 21 percent of total earning assets, compared with 20 percent of earning assets in 1998, up from 10 percent in 1997 due to record originations during 1998. During 1999 the mortgage warehouse averaged $3.2 billion and increased 11 percent, or $306.5 million, from 1998. During 1998 the mortgage warehouse averaged $2.9 billion and increased 189 percent, or $1.9 billion, from 1997. Since the mortgage warehouse loans are generally held in inventory for a short period of time, there may be significant differences between average and period-end balances. At year-end 1999, the mortgage warehouse totaled $2.0 billion compared with $4.2 billion and $1.2 billion at year-end 1998 and 1997, respectively.


DEPOSITS, OTHER SOURCES OF FUNDS AND LIQUIDITY MANAGEMENT
---------------------------------------------------------

DEPOSITS

During 1999 core deposits grew 1 percent, or $134.3 million, and averaged $9.1 billion. This compares with growth of 8 percent, or $639.8 million, and an average balance of $9.0 billion in 1998. In 1997, these deposits averaged $8.4 billion. Growth in 1999 was comparable to regional market growth and came primarily from expansion of First Tennessee's targeted customer base.

Interest-bearing core deposits remained relatively flat and averaged $6.3 billion during 1999 and 1998. This compares with 1998 growth of 3 percent, or $201.7 million, from an average of $6.1 billion in 1997. Noninterest-bearing deposits grew 7 percent, or $174.6 million, during 1999, primarily from growth in demand deposits, and averaged $2.8 billion. In comparison, noninterest-bearing deposits grew 20 percent, or $438.1 million, from growth in mortgage escrow accounts, a cash management investment product and demand deposits, and averaged $2.7 billion in 1998. Noninterest-bearing deposits averaged $2.2 billion in 1997.


OTHER SOURCES OF FUNDS

Short-term purchased funds averaged $7.1 billion for 1999, up 24 percent, or $1.4 billion, from the previous year. This increase was primarily used to fund a larger balance sheet principally due to growth in earning assets. Short-term purchased funds increased 74 percent, or $2.4 billion in 1998, and averaged $5.7 billion and $3.3 billion during 1998 and 1997, respectively. The growth in 1998 was primarily used to fund growth in the mortgage warehouse from a record year of originations. Short-term purchased funds accounted for 43 percent of First Tennessee's funding (core deposits plus purchased funds and term borrowings) in 1999, 38 percent in 1998, and 28 percent in 1997. See Note 9 - Short-Term Borrowings for additional information.

Term borrowings include senior and subordinated borrowings and advances with maturities greater than one year. On average, term borrowings increased $118.4 million during 1999 and averaged $371.1 million, compared with an increase of 36 percent, or $67.2 million, and an average balance of $252.7 million in 1998. The increase in 1999 was primarily due to a full-year effect on averages from the $250 million of subordinated debt issued in 1998. Term borrowings averaged $185.5 million in 1997. Term borrowings at December 31, 1999, were $358.7 million, a decrease of 13 percent, or $55.8 million, from 1998 year-end. See
Note 10 - Term Borrowings for additional information.

LIQUIDITY MANAGEMENT

The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors and borrowers. The Asset/Liability Committee, a committee consisting of senior management that meets regularly, is responsible for managing these needs by taking into account the marketability of assets; the sources, stability and availability of funding; and the level of unfunded commitments. Core deposits are First Tennessee's primary source of funding and one of the most stable sources of liquidity for a bank. In 1999, the total loan to core deposit ratio was 97 percent compared with 92 percent and 95 percent in 1998 and 1997, respectively. This ratio increased in 1999 as loan growth continued to outpace deposit growth. FTBNA has a bank note program available for additional liquidity, under which the bank may borrow funds from time to time, at maturities of 30 days to 30 years. At December 31, 1999, approximately $3.0 billion was available under the bank note program as a long-term (greater than one year) funding source.

Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries, which represent the primary source of funds to pay dividends to shareholders and interest to debtholders. The amount of dividends from bank subsidiaries is subject to certain regulatory restrictions which are described in Note 17 - Restrictions, Contingencies and Other Disclosures. The parent company statements are presented in Note 24 - Parent Company Financial Information. The parent company also has the ability to enhance its liquidity position by raising equity or incurring debt. Under an effective shelf registration statement on file with the Securities and Exchange Commission (SEC), First Tennessee, as of December 31, 1999, may offer from time to time at its discretion, debt securities, and common and preferred stock aggregating up to $225 million. In addition, First Tennessee also has an effective capital securities shelf registration statement on file with the SEC under which up to $200 million of capital securities is available for issuance.

Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of First Tennessee to attract funds from various sources on a cost-competitive basis. The various credit ratings are detailed in Table 11 - Credit Ratings at December 31, 1999.


TABLE 11 - CREDIT RATINGS AT DECEMBER 31, 1999

                                                                                   Thomson        Fitch
                                              Standard & Poor's    Moody's        BankWatch       IBCA
-------------------------------------------------------------------------------------------------------
FIRST TENNESSEE NATIONAL CORPORATION
Overall rating                                                                       B
Subordinated capital notes due 2005                 BBB+            Baa1
Capital securities due 2027*                        BBB              A3                            A-
Commercial paper                                                                   TBW-1
-------------------------------------------------------------------------------------------------------
FIRST TENNESSEE BANK NATIONAL ASSOCIATION
Short-term/long-term deposits                      A-1/A           P-1/A1          TBW-1          F1/A+
Other short-term/long-term funding**               A-1/A           P-1/A1
Subordinated bank notes                              A-              A3
Counterparty credit rating                           A               A1
-------------------------------------------------------------------------------------------------------

  *  Guaranteed preferred beneficial interests in First Tennessee's subordinated debentures.
 **  Other funding includes certificates of deposit and senior bank notes.

CAPITAL
-------

Total capital (shareholders' equity plus qualifying capital securities) at December 31, 1999, was $1.3 billion, up 12 percent, or $141.9 million, from December 31, 1998. Shareholders' equity (excluding the qualifying capital securities) was $1.2 billion at year-end 1999, up 13 percent from 1998 which was up 15 percent from year-end 1997. The increase in total capital in 1999 and 1998 came from retention of net income after dividends, equity issued for acquisitions and stock option exercises, reduced by shares repurchased. The Consolidated Statements of Shareholders' Equity highlights the changes in equity since December 31, 1996.

Capital adequacy is an important indicator of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth, take advantage of profitable growth opportunities and promote depositor and investor confidence. Overall, First Tennessee's capital position remained strong as shown in Table 12 - Capital Ratios. The capital ratios improved in 1999 after declining in 1998 when the growth in average earnings assets (26 percent), driven by growth in the mortgage warehouse, outpaced the increase in shareholders' equity (19 percent). Unrealized market valuations had no material effect on the ratios during 1998 and 1997. However, in 1999, excluding the effects of unrealized market valuations would have increased the period-end equity to assets ratio to 6.86 percent.

TABLE 12 - CAPITAL RATIOS
                                                  1999      1998     1997
--------------------------------------------------------------------------
Average total capital to average assets*           6.91%     6.55%    7.36%
Average shareholders' equity to average assets     6.37      5.96     6.62
Period-end shareholders' equity to assets          6.76      5.87     6.63
Period-end double leverage                        108.9     112.5    113.2
--------------------------------------------------------------------------

* Total capital includes shareholders' equity and guaranteed preferred beneficial interests in First Tennessee's junior subordinated debentures.


Banking regulators define minimum capital ratios for bank holding companies and their subsidiaries. Based on the risk-based capital rules and definitions prescribed by the banking regulators, should an institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a financial institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital and Leverage capital ratios must be at least 6 percent, 10 percent and 5 percent, respectively. As of December 31, 1999, First Tennessee and all of its banking affiliates had sufficient capital to qualify as well-capitalized institutions as shown in Note 14 - Regulatory Capital.

At the January 1998 meeting of the board of directors, a two-for-one stock split was approved. The stock split was effective February 20, 1998, and changed the par value of First Tennessee's common stock from $1.25 to $.625 per share and the shares of authorized common stock increased from 200 million to 400 million. All share-related information has been restated in this document to reflect the stock split.

At December 31, 1999, book value per common share was $9.52 compared with $8.50 for 1998 and $7.44 for 1997. Average shares outstanding for the three-year period were: 130.6 million in 1999, 128.2 million in 1998 and 128.4 million in 1997. Period-end shares outstanding for this same three year-period were: 129.9 million, 129.0 million and 128.2 million, respectively. The higher number of shares outstanding in 1999 was due to more shares issued for stock option exercises and acquisitions than shares repurchased. First Tennessee's shares are traded on The New York Stock Exchange under the symbol FTN and are listed in the financial section of most newspapers as FstTN Ntl. The sales price ranges, net income per share and dividends declared by quarter, for each of the last two years, are presented in Table 20 - Summary of Quarterly Financial Information.

At December 31, 1999, the closing sales price of First Tennessee's common stock was $28.50 per share. This price was 299 percent of year-end book value per share, and the annual dividend yield for 1999 was 2.1 percent based on dividends declared in 1999 and the closing market price of $38.0625 on December 31, 1998. The quarterly dividend was increased at the October 20, 1999, board of directors' meeting to $.22 per share, payable January 1, 2000, up 16 percent from $.19 per share.

Management has authority to repurchase common stock from time to time for various benefit programs. During 1999, 1.3 million shares were repurchased while
1.9 million were issued for benefit plans and .3 million were issued for acquisitions. During 1998, 1.9 million shares were repurchased while 2.1 million were issued for benefit plans and .5 million were issued for acquisitions. During 1997, First Tennessee repurchased 7.5 million shares of its common stock (of which 3.8 million shares, at a cost of $83.3 million, were purchased under an accelerated purchase program) and issued 1.9 million shares for benefit plans. Pursuant to board authority, First Tennessee plans to continue to purchase shares from time to time for its stock option plans and will evaluate the level of capital and take action designed to generate or use capital as appropriate for the interests of the shareholders.

RISK MANAGEMENT


INTEREST RATE RISK MANAGEMENT
-----------------------------

The primary purpose of managing interest rate risk is to minimize the volatility to earnings from interest rates and preserve the value of First Tennessee's capital. The Asset/Liability Committee is responsible for coordinating the financial management of net interest income, liquidity, investment portfolio, off-balance sheet hedging, and other such activities. Interest rate risk is managed by structuring the balance sheet to maximize overall profitability, increase revenue, and achieve the desired level of net interest income while managing interest rate sensitivity risk and liquidity. Derivative financial instruments are used to aid in managing the exposure of the balance sheet, net interest income, fee income, and expenses to changes in interest rates. Interest rate sensitivity risk is defined as the risk that future changes in interest rates will reduce income.

First Tennessee's net interest income and its financial condition are affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits, other borrowings and capital. For example, some fixed-rate assets that reprice within one year are funded with floating-rate debt. This position will benefit net interest income in a declining interest rate environment and will negatively impact net interest income in a rising interest rate environment. In the case of floating-rate assets and liabilities, First Tennessee may also be exposed to basis risk, which results from changing spreads between loans and deposit rates.

The interest rate sensitivity analysis cannot be used in isolation to determine the level of interest rate exposure because it does not fully capture the impact of changes in the balance sheet mix, administered rates (such as the prime lending rate), embedded options, lagged interest rate changes, and certain other factors. Accordingly, First Tennessee uses simulation analysis as its primary tool to manage interest rate risk exposure in the regional banking group. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to more dynamically identify interest rate risk exposures. This simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. This estimate includes assumptions that are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions, and management's strategies, among other factors.

Rate shock analysis using multiple interest rate movements up and down is used by mortgage banking to determine the amount of interest rate risk and market value exposure of loan commitments in the pipeline and the mortgage warehouse and of mortgage servicing rights. Various factors are used in this analysis including the magnitude and direction of interest changes, prepayment speeds, and other factors that could affect mortgage banking. Derivative financial instruments are used by mortgage banking for two purposes. Forward contracts and option contracts are used to protect the value of the pipeline and mortgage warehouse against rises in interest rates between the time an interest rate is committed to the customer and the mortgage is sold into the secondary market. Interest rate contracts are utilized to protect against the prepayment risk of the mortgage servicing rights that generally accompanies declines in interest rates. As interest rates fall, the value of the mortgage servicing rights should decrease and the value of the servicing hedge should increase. Conversely, as interest rates rise, the value of mortgage servicing rights should increase and the value of the servicing hedge should decrease. There can be no assurance that in all periods of changing interest rates, the change in value of the derivatives hedging the servicing portfolio will offset the change in value of the mortgage servicing rights.

Capital markets buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff, and ALCO policies and guidelines have been established to limit the risk in managing this inventory.

The derivative financial instruments listed in Table 13 are shown at the notional and fair values. Table 13 - Risk Sensitivity Analysis also details First Tennessee's interest rate sensitivity profile at December 31, 1999, based on projected cashflows using contractual maturity for loans and expected repayment dates for securities. Note 23 - Financial Instruments with Off-Balance Sheet Risk should be referred to for additional information. See Net Interest Income discussion for additional assumptions and information. The information provided in this section including the discussion regarding simulation analysis and rate shock analysis is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans and other factors, including those presented in the Forward-Looking Statements section of this MD&A.

TABLE 13 - RISK SENSITIVITY ANALYSIS


CAPITAL MARKETS
                                                                                                                         Fair
(Dollars in millions)                          2000         2001        2002     2003       2004        2005+    Total   Value
--------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Capital markets securities inventory:
    Floating                                  $  147      $   --      $  --      $  --      $  --      $  --    $  147   $  147
        Average interest rate                   6.15%         --         --         --         --         --      6.15%
--------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE DERIVATIVES:
Interest rate forward contracts:
    Commitments to buy                        $1,241      $   --      $  --      $  --      $  --      $  --    $1,241   $   12
        Weighted average settlement price      98.30%         --         --         --         --         --     98.30%
    Commitments to sell                       $1,340      $   --      $  --      $  --      $  --      $  --    $1,340   $  (12)
        Weighted average settlement price      98.34%         --         --         --         --         --     98.34%
--------------------------------------------------------------------------------------------------------------------------------


HELD FOR PURPOSES OTHER THAN TRADING

                                                                                                                      Fair
(Dollars in millions)                 2000         2001       2002       2003       2004     2005+       Total       Value
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
Loans, net of unearned income*:
    Floating                        $3,738        $ 243      $ 175      $  90      $ 169     $  135       $4,550    $4,550
        Average interest rate         8.82%        8.44%      8.10%      7.24%      7.87%      8.42%        8.69%
    Fixed                           $1,981        $ 504      $ 368      $ 494      $ 302     $1,134       $4,783    $4,707
        Average interest rate         8.39%        8.82%      8.64%      7.88%      8.00%      8.24%        8.34%
Mortgage loans held for sale
    Floating                        $2,050        $  --      $  --      $  --      $  --     $   --       $2,050    $2,027
        Average interest rate         7.03%          --         --         --         --         --         7.03%
Investment securities:
    Fixed                           $1,041        $ 541      $ 479      $ 405      $ 335     $  300       $3,101    $3,067
        Average interest rate         6.54%        6.46%      6.55%      6.55%      6.51%      6.30%        6.50%
Liquid assets**:
    Floating                        $  283        $  --      $  --      $  --      $  --     $   --       $  283    $  283
        Average interest rate         4.87%          --         --         --         --         --         4.87%
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Interest-bearing deposits:
    Fixed                           $5,967        $ 591      $ 377      $ 242      $ 209     $1,174       $8,560    $8,563
        Average interest rate         4.64%        4.48%      3.79%      2.82%      2.66%      2.08%        4.14%
Short-term borrowings:
    Floating                        $4,391        $  --      $  --      $  --      $  --     $   --       $4,391    $4,389
        Average interest rate         5.24%          --         --         --         --         --         5.24%
    Fixed                           $   16        $  --      $  --      $  --      $  --     $   --       $   16    $   16
        Average interest rate         4.63%          --         --         --         --         --         4.63%
Term borrowings:
    Fixed                           $   --        $  --      $  50      $  --      $  --     $  309       $  359    $  327
        Average interest rate           --           --       5.42%        --         --       6.24%        6.13%
Guaranteed preferred beneficial
 interest in First Tennessee's
 junior subordinated debentures:
    Fixed                           $   --        $  --      $  --      $  --      $  --    $  100       $  100    $   92
        Average interest rate           --           --         --         --         --      8.07%        8.07%
---------------------------------------------------------------------------------------------------------------------------

 *  Excludes nonaccrual loans.
**  Consists of federal funds sold, securities purchased under agreements to resell and investments in time deposits.

TABLE 13 - RISK SENSITIVITY ANALYSIS (CONTINUED)
                                                                                                                            Fair
(Dollars in millions)                      2000       2001        2002       2003        2004         2005+      Total      Value
----------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE DERIVATIVES -
    (notional value)
Mortgage banking:
Pipeline and warehouse hedging
Forward contracts:
    Commitments to sell                    $2,137    $   --      $  --      $    --      $   --      $   --     $ 2,137      $ 20
        Weighted average settlement price   99.90%       --         --           --          --          --       99.90%
Option contracts**:
    Caps purchased                         $   --    $   --      $ 950      $   950      $   --      $   --     $ 1,900      $ 16
        Weighted average strike price          --        --       7.12%        7.41%         --          --        7.26%
Servicing portfolio hedging
    Floors purchased                       $   --    $7,025      $  --      $11,400      $1,250      $  600     $20,275      $ 27
        Weighted average strike price          --      4.67%        --         4.66%       4.78%       4.88%       4.68%
    Caps purchased                         $   --    $   --      $  --      $   250      $  250      $   --     $   500      $ 10
        Weighted average strike price          --        --         --         6.50%       7.25%         --        6.88%
    Caps written                           $   --    $   --      $  --      $   250      $  250      $   --     $   500      $(17)
        Weighted average strike price          --        --         --         5.75%       6.50%         --        6.13%
    Swaps                                  $   --    $   --      $  --      $    --      $  625      $   --     $   625      $(13)
        Weighted average strike price          --        --         --           --        6.49%         --        6.49%
    Swap options purchased                 $   --    $   --      $  --      $    --      $   --      $1,000     $ 1,000      $ 14
        Weighted average strike price          --        --         --           --          --        6.25%       6.25%
Interest rate risk management:
Swaps                                      $  415    $   --      $  --      $    --      $   --      $   --     $   415      $ (1)
    Average pay rate (floating)              6.05%       --         --           --          --          --        6.05%
    Average receive rate (fixed)             5.25%       --         --           --          --          --        5.25%
Swaps                                      $  742    $   --      $  --      $    --      $   --      $   --     $   742         *
    Average pay rate (floating)              6.07%       --         --           --          --          --        6.07%
    Average receive rate (floating)          5.87%       --         --           --          --          --        5.87%
Caps:
    Purchased                              $   --    $   --      $  20      $    --      $   --      $   --     $    20         *
        Weighted average strike price          --        --       8.00%          --          --          --        8.00%
    Written                                $   --    $   --      $  20      $    --      $   --      $   --     $    20         *
        Weighted average strike price          --        --       8.00%          --          --          --        8.00%
-----------------------------------------------------------------------------------------------------------------------------------

 * Amount is less than $500,000.
** Option contracts in total had a net book value of $151 million at December 31, 1999.

CREDIT RISK MANAGEMENT / ASSET QUALITY
--------------------------------------

First Tennessee manages credit risk and asset quality through diversification in the loan portfolio and adherence to its credit policy process. First Tennessee's goal is not to avoid risk but to manage it and include it in the pricing decision. Management strives to identify loans experiencing difficulty early enough to correct the deficiencies. In addition, problem loans and nonperforming loans are recognized in a timely manner. Both charge-offs and asset writedowns are recorded promptly, based on realistic assessments of current collateral values and the borrower's ability to repay.

At December 31, 1999, First Tennessee did not have any concentrations of 10 percent or more of total loans in any single industry.


ALLOWANCE FOR LOAN LOSSES AND CHARGE-OFFS

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The adequacy of reserves is analyzed quarterly for the purpose of maintaining coverage of estimated losses inherent in the loan portfolio. An analytical model is used to test the adequacy of the reserves, based on historical loss experience, current trends and reasonably foreseeable events. This methodology determines an estimated loss percentage (reserve rate) which is applied against the balance of loans in each segment of the loan portfolio at the evaluation date.


COMMERCIAL AND COMMERCIAL REAL ESTATE LOANS

To assess the quality of individual commercial loans, all commercial loans are internally assigned a credit rating, ranging from grades A to F. Analyzing the migration of loan grades assists the credit risk management of the portfolio. A reserve rate is established for each loan grade based on a historical three-year moving average of actual charge-offs. The reserve rate is then adjusted for current trends, both internal and external, that may affect the asset quality of the loan portfolio. Some of the factors considered in making these adjustments include: levels of and trends in delinquencies; classified loans and nonaccrual loans; trends in outstandings and maturities; effects of changes in lending policies and underwriting guidelines; introduction of new loan products with different risk characteristics; experience, ability and depth of lending management and staff; migration trends of loan grades; and recent charge-off trends that may skew the historical three-year moving average. Finally, the reserve rates for each loan grade are reviewed quarterly to reflect local, regional and national economic trends; concentrations of cyclical industries; and the economic prospects for industry concentrations. To supplement management's process in setting these additional adjustments, an economic model is used that evaluates the correlation between historical charge-offs and a number of state and national economic indicators. Also, all classified loans $1 million and greater are evaluated separately, and a specific reserve is set based on the exposure (the difference between the outstanding loan amount and the estimated net realizable value of the collateral) and the probability of loss.

Table 14 - Reserve Rates shows the percentage of allowance for loan losses to outstanding balances by loan category. The reserve rate for commercial loans declined from .96 percent in 1998 to .90 percent in 1999, following a slight increase from .95 percent in 1997. The decline in the reserve rate primarily reflects a reduction in the C grade loss factor due to declining charge-off rates from the historical three-year moving average study. The reserve rate for impaired loans decreased from 50.0 percent in 1998 to 42.9 percent in 1999 following an increase from 33.3 percent in 1997. This decline is due to a few large impaired loans which required higher reserves in 1998 and were either charged-off or paid out during 1999. The charge-off ratio (see Table 17 - Net Charge-off Ratios) increased to .17 percent in 1999 from .05 percent in both 1998 and 1997.

TABLE 14 - RESERVE RATES

                                            1999         1998        1997
--------------------------------------------------------------------------
Commercial and commercial real estate*       .90%         .96%        .95%
Impaired**                                 42.86        50.00       33.33
Consumer                                    1.07         1.19         .98
Credit card receivables                     3.95         4.04        4.99
--------------------------------------------------------------------------

 * Excludes impaired and nonaccrual loans.
** Includes nonaccrual loans.
Certain previously reported amounts have been restated to agree with current presentation.

CONSUMER LOANS

Reserve rates are also established for each segment of the consumer portfolio based on historical loss trends and are adjusted to reflect current trends. Some of the factors for making these adjustments include: changes in underwriting guidelines or credit scoring models; trends in consumer payment patterns, delinquencies and personal bankruptcy; staffing levels in the collection area; changes in the mix of loan products outstanding; experience, ability and depth of lending management and staff; value of underlying collateral; and recent charge-off trends. The reserve rates are also adjusted for changing economic conditions and the adequacy of the reserves to cover inherent loss in case of error.

The reserve rate for consumer loans decreased from 1.19 percent in 1998 to 1.07 percent in 1999. The reserve rates are impacted by two components, changes in the loss factor and changes in the loan mix. The installment loan reserve factors were reduced to reflect improving historical charge-off trends. Also the reserve factor, on a pool of higher risk unsecured consumer loans generated in the last half of 1998, was lower due to the reduction in outstandings and charge-offs taken in 1999 but reserved at year-end 1998. These changes in the reserve factor more than offset the increases in the reserve factor for loan mix changes described below. The consumer loan charge-off ratio increased from .36 percent in 1998 to .66 percent in 1999.


CREDIT CARD

The establishment of the reserve rate for the credit card portfolio is based on both delinquency rates and historical charge-offs. As shown in Table 14, the reserve rate decreased slightly in 1999 to 3.95 percent from 4.04 percent in 1998. The decline parallels the improving trend of net charge-offs as shown in Table 17. The credit card receivables net charge-off ratio decreased 28 basis points to 3.64 percent in 1999 from 3.92 percent in 1998. The credit card charge-off ratio was again favorable to the industry average in 1999.


TOTAL LOANS

The total allowance for loan losses increased 3 percent, or $3.6 million, from year-end 1998, at which time it had increased 8 percent, or $10.2 million, since year-end 1997. Period-end loans grew 9 percent in 1999 and 3 percent in 1998. The ratio of allowance for loan losses to loans, net of unearned income, declined to 1.49 percent at December 31, 1999, from 1.59 percent at December 31, 1998, as historical loss factors improved and the loan mix changed. The ratio of allowance for loan losses to loans was 1.51 percent at December 31, 1997.

Table 15 - Loans and Foreclosed Real Estate at December 31 gives a breakdown of the allowance allocation by major loan types and commercial loan grades at December 31, 1999, compared with the same period in 1998. This table also shows the amount of the general reserve. A general reserve is maintained on the commercial loan portfolio based on management's judgment regarding the risk of error in grading the loans and in the specific allowances for individual loans or pools of loans. The general reserve has well defined criteria that must be met before any of this reserve is used. Table 16 - Analysis of Allowance for Loan Losses summarizes by category, loans charged off and recoveries of loans previously charged off. This table also shows the additions to the reserve (provision), which have been charged against operating earnings.

Net charge-offs increased to $51.7 million for the year ended December 31, 1999. Net charge-offs were $37.8 million for 1998 and $43.0 million for 1997. The increase in the level of net charge-offs was due to higher consumer loan charge-offs, which included those products with higher risk/return profiles, and a return to a more normal level of commercial loan charge-offs. Commercial loan net charge-offs increased to $7.9 million in 1999 from $2.3 million in 1998. Consumer loan net charge-offs increased from $10.0 million in 1998 to $20.4 million in 1999. Credit card receivables net charge-offs decreased $1.3 million from $22.1 million for 1998 to $20.8 million for 1999. Permanent mortgage loan net charge-offs increased to $.4 million in 1999 from a slight net recovery position in 1998, excluding the net charge-offs on the repurchased mortgages discussed below. The ratio of net charge-offs to average loans increased to .59 percent for 1999 from .46 percent for 1998 and .54 percent for 1997.

Within the course of normal mortgage banking activities, a small percentage of nonperforming assets is created when FHA/VA borrowers are delinquent in their monthly payments prior to the completion of the insuring process. Additionally, loans that have been sold may be found not to meet an investor's origination criteria and could be required to be repurchased. From this pool, there were net charge-offs of $2.1 million in 1999, a decline from $3.4 million in 1998 and $3.2 million in 1997. These net charge-offs had the affect of adding .03 percent to the total net charge-off ratio (see Table 17).

Going forward, in light of current economic conditions, anticipated trends and First Tennessee's loan portfolio mix, management believes overall asset quality will remain stable and net charge-offs as a percentage of average loans should remain relatively consistent with the levels experienced in 1999. As securitizations, loan sales or other balance sheet management tools are employed which could result in a change in the mix of commercial and consumer loans, charge-off rates could be higher or lower commensurate with the inherent risk of the portfolio. The information provided in this section contains forward-looking statements. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.

TABLE 15 - LOANS AND FORECLOSED REAL ESTATE AT DECEMBER 31

                                                                       1999                                         1998
                                        ------------------------------------------------------------------  --------------------
                                                     Construction                               Allowance              Allowance
                                                         and        Commercial                  for Loan               for Loan
(Dollars in millions)                   Commercial   Development    Real Estate      TOTAL        Loss      Total        Loss
--------------------------------------------------------------------------------------------------------------------------------
Internal grades*:
      A                                   $  235        $ --           $  1         $  236        $ --     $  252        $ --
      B                                      688           7             59            754           1        733           1
      C                                    2,290         296            543          3,129          19      2,772          20
      C-                                     465          30            121            616           9        580           7
      D                                       66           3              8             77           4         81           4
      E                                       39          --              2             41           5         26           4
      F                                       26           1              6             33           6         20           7
---------------------------------------------------------------------------------------------------------------------------------
                                           3,809         337            740          4,886          44      4,464          43
Impaired loans:
    Contractually past due                     1          --              2              3           2          5           2
    Contractually current                      3          --              1              4           1          7           4
Nonaccrual loans:
    Contractually past due                    --          --             --             --          --         --          --
    Contractually current                     --          --             --             --          --         --          --
---------------------------------------------------------------------------------------------------------------------------------
    Total commercial and
        commercial real estate loans      $3,813        $337           $740         $4,893        $ 47     $4,476        $ 49
---------------------------------------------------------------------------------------------------------------------------------
Retail:
    Consumer                                                                         3,282          35      3,019          36
    Credit card                                                                        607          24        594          24
    Permanent mortgages                                                                529           1        423           1
    Mortgage banking nonaccrual                                                         22           7         16           3
---------------------------------------------------------------------------------------------------------------------------------
    Total retail loans                                                               4,440          67      4,052          64
---------------------------------------------------------------------------------------------------------------------------------
Other/Unfunded commitments                                                              30           4         29           2
General reserve                                                                         --          22         --          21
---------------------------------------------------------------------------------------------------------------------------------
Total loans                                                                         $9,363        $140     $8,557        $136
=================================================================================================================================
Foreclosed real estate:
    Foreclosed property                   $    4        $  1           $ 1          $    6                 $    5
    Foreclosed property -
        mortgage banking                                                                12                     11
---------------------------------------------------------------------------------------------------------------------------------
Total foreclosed real estate                                                        $   18                 $   16
=================================================================================================================================

Loans are expressed net of unearned income. All amounts in the Allowance for Loan Loss columns have been rounded to the nearest million dollars. Grade A loans have reserve amounts of less than $500,000. Certain previously reported amounts have been restated to agree with current presentation.

* Based on internal loan classifications.  Definitions of each credit grade are provided below:

GRADE A:    Established, stable companies with excellent earnings, liquidity, and capital.  Possess many of the same characteristics as Standard & Poor's (S&P) AA rated companies.
GRADE B:    Established, stable companies with good earnings, liquidity, and capital.  Possess many of the same characteristics as S&P A rated companies.
GRADE C:    Established, stable companies with satisfactory earnings, liquidity, and capital and with consistent, positive trends relative to industry norms.
GRADE C-:   Established, stable companies with either inconsistent and/or marginal earnings, or liquidity, or capital. Overall acceptable credits with minor weaknesses which warrant additional servicing.
GRADE D:    Financial condition adversely affected by temporary lack of earnings or liquidity or changes in the operating environment. An action plan is required to rehabilitate the credit or have it refinanced elsewhere.
GRADE E:    Significant developing weaknesses or adverse trends in earnings, liquidity, capital, or operating environment.
            No discernible market for refinancing is available.
GRADE F:    Significantly higher than normal probability that:  (1) legal action or liquidation of collateral is required;
            (2) there will be a loss; or (3) both will occur.  This grade is believed to be substantially equivalent to the regulators' classifications of substandard or doubtful.
IMPAIRED:   A loan for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected.
NONACCRUAL: A loan that is placed on nonaccrual status is not included in any of these six grades, but is placed in a separate nonaccrual category.  Commercial and real estate loans are placed on nonaccrual status automatically once they become 90 days or more past due.

TABLE 16 - ANALYSIS OF ALLOWANCE FOR LOAN LOSSES


(Dollars in thousands)                  1999             1998             1997            1996            1995          1994
---------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
Beginning balance                  $   136,013      $   125,859      $   117,748     $   112,567     $   109,859     $   110,720
Provision for loan losses               57,923           51,351           51,115          35,677          20,592          17,182
Allowance from acquisitions                 --              140               --              --           2,632              --
Adjustment due to divestiture             (893)              --               --              --              --              --
Securitization adjustment               (1,790)          (3,575)              --              --              --              --
Charge-offs:
    Commercial                          10,224            5,379            6,388           3,355           5,614           6,458
    Consumer                            24,610           14,976           16,574          15,531          12,373           9,180
    Credit card receivables             22,867           24,242           27,420          22,964          16,874          12,674
    Real estate construction                --              442              245              10              44              --
    Permanent mortgage*                  2,524            3,483            3,648             522             326             884
---------------------------------------------------------------------------------------------------------------------------------
        Total charge-offs               60,225           48,522           54,275          42,382          35,231          29,196
---------------------------------------------------------------------------------------------------------------------------------
Recoveries:
    Commercial                           2,310            3,372            4,340           3,712           6,728           4,001
    Consumer                             4,167            4,938            4,919           5,720           5,732           4,415
    Credit card receivables              2,022            2,179            1,689           2,112           2,022           1,890
    Real estate construction                 8              148              171             171              59             373
    Permanent mortgage                      68              123              152             171             174             474
---------------------------------------------------------------------------------------------------------------------------------
        Total recoveries                 8,575           10,760           11,271          11,886          14,715          11,153
---------------------------------------------------------------------------------------------------------------------------------
        Net charge-offs                 51,650           37,762           43,004          30,496          20,516          18,043
---------------------------------------------------------------------------------------------------------------------------------
Ending balance                     $   139,603      $   136,013      $   125,859     $   117,748     $   112,567     $   109,859
=================================================================================================================================
LOANS, OUTSTANDING At
    DECEMBER 31**                  $ 9,363,158      $ 8,557,064      $ 8,311,350     $ 7,728,203     $ 7,333,283     $ 6,498,042
---------------------------------------------------------------------------------------------------------------------------------
Average loans, outstanding
    during the year**              $ 8,818,766      $ 8,242,135      $ 7,945,143     $ 7,472,095     $ 6,887,218     $ 5,984,424
---------------------------------------------------------------------------------------------------------------------------------
RATIOS**:
Allowance to loans                        1.49%            1.59%            1.51%           1.52%           1.54%           1.69%
Net charge-offs to
  average loans                            .59              .46              .54             .41             .30             .30
Net charge-offs to allowance              37.0             27.8             34.2            25.9            18.2            16.4
---------------------------------------------------------------------------------------------------------------------------------

 * Permanent mortgage charge-offs include $2.1 million, $3.4 million and $3.2 million of charge-offs for 1999, 1998 and 1997, respectively, related to the repurchase of loans originated and previously sold by FT Mortgage Companies.
** Net of unearned income.

TABLE 17 - NET CHARGE-OFF RATIOS

                                                             1999       1998        1997
--------------------------------------------------------------------------------------------
BREAKDOWN BY LOAN CATEGORY:
Commercial and commercial real estate                         .17%       .05%        .05%
Consumer                                                      .66        .36         .42
Credit card receivables                                      3.64       3.92        4.72
Permanent mortgage*                                           .08       (.01)        .05
============================================================================================
Total net charge-offs excluding repurchased mortgages         .56%       .42%        .50%
Impact of repurchased mortgages                               .03        .04         .04
--------------------------------------------------------------------------------------------
Total net charge-offs                                         .59%       .46%        .54%
============================================================================================

* Excludes repurchased mortgage loans originated and previously sold by FT Mortgage Companies.
A negative ratio indicates that recoveries exceeded charge-offs. Loans are averages expressed net of unearned income.


NONPERFORMING ASSETS

Nonperforming loans consist of impaired, other nonaccrual and restructured loans. These, along with foreclosed real estate and other assets, represent nonperforming assets. Impaired loans are those loans for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and for which recognition of interest income has been discontinued. Nonaccrual loans are those loans on which recognition of interest income has been discontinued. Restructured loans generally take the form of an extension of the original repayment period and/or a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

Nonperforming assets increased 6 percent, or $2.8 million, in 1999 and total nonperforming loans increased 5 percent, or $1.3 million in 1999 with improvement (lower level) noted in the regional banking group and a higher level in mortgage banking due to increased production at the end of 1998 and the beginning of 1999. In 1998 nonperforming assets declined 13 percent, or $6.6 million, and nonperforming loans decreased 28 percent, or $10.6 million. At December 31, 1999, foreclosed properties amounted to $17.9 million, an increase of 10 percent. At December 31, 1998, foreclosed properties totaled $16.2 million, an increase of 33 percent from the previous year. Of the $1.7 million increase in 1999, $.9 million came from mortgage banking from the repurchased mortgage loans already discussed.

Information regarding nonperforming assets and loans is presented in Table 18 - Nonperforming Assets at December 31. As shown in the table, the ratio of nonperforming assets to total loans was .50 percent at December 31, 1999. In the regional banking group, the ratio of nonperforming assets to total loans was .15 percent. Table 19 - Changes in Nonperforming Assets gives additional information related to nonperforming assets for 1997 through 1999.

TABLE 18 - NONPERFORMING ASSETS AT DECEMBER 31

(Dollars in thousands)                                  1999        1998        1997        1996        1995         1994
-----------------------------------------------------------------------------------------------------------------------------
AMOUNTS:
Impaired loans*                                       $  7,514    $ 12,111    $  8,712    $ 10,322    $ 11,865
Other nonaccrual loans                                  21,604      15,696      29,703       8,604       7,175
-----------------------------------------------------------------------------------------------------------------------------
    Total nonaccrual loans                              29,118      27,807      38,415      18,926      19,040    $ 16,853
Restructured loans                                          --          --          --          --          --         158
-----------------------------------------------------------------------------------------------------------------------------
    Total nonperforming loans                           29,118      27,807      38,415      18,926      19,040      17,011
Foreclosed real estate                                  17,870      16,242      12,202       7,823      11,794      19,215
Other assets                                                91         199         235         196       1,022       2,055
-----------------------------------------------------------------------------------------------------------------------------
Total nonperforming assets                            $ 47,079    $ 44,248    $ 50,852    $ 26,945    $ 31,856    $ 38,281
-----------------------------------------------------------------------------------------------------------------------------
Non-government guaranteed
    past due loans**                                  $ 19,178    $ 21,745    $ 21,015    $ 20,011    $ 19,796    $ 11,213
Government guaranteed past due loans**                  10,671       9,858      11,059      10,736      10,820      10,030
=============================================================================================================================
RATIOS***:
Nonperforming loans to total loans                         .31%        .32%        .46%        .24%        .26%        .26%
Nonperforming assets to total loans plus
    foreclosed real estate and other assets                .50         .52         .61         .35         .43         .59
Nonperforming assets and
    non-government guaranteed past due
    loans to total loans plus foreclosed
    real estate and other assets                           .71         .77         .86         .61         .70         .76
-----------------------------------------------------------------------------------------------------------------------------

  * For the years 1997, 1996 and 1995 impaired loans included $196,000, $279,000 and $303,000 of restructured loans, respectively.
 ** Loans that are 90 days or more past due as to principal and/or interest and not yet impaired or on nonaccrual status.
*** Total loans are net of unearned income.
Certain previously reported amounts have been adjusted to agree with current presentation.



TABLE 19 - CHANGES IN NONPERFORMING ASSETS

(Dollars in millions)                                                                     1999           1998           1997
------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                                                        $ 44.2         $ 50.9         $ 26.9
Additional nonperforming assets                                                            88.1          124.5          104.2
Payments                                                                                  (74.1)        (123.0)         (71.5)
Charge-offs                                                                               (11.1)          (8.2)          (8.7)
------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                           $ 47.1         $ 44.2         $ 50.9
==============================================================================================================================



PAST DUE LOANS AND POTENTIAL PROBLEM ASSETS

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. The ratio of past due loans to total loans was .32 percent at year-end 1999, down from .37 percent at December 31, 1998. Past due loans were $29.8 million at December 31, 1999, compared with $31.6 million for 1998. Additional historical past due loan information can be found in Table 18.

Potential problem assets, which are not included in nonperforming assets, increased to $75.0 million at December 31, 1999, from $63.3 million at December 31, 1998, and were 1 percent of total loans in 1999 and 1998. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for loans classified substandard or doubtful.

OTHER

YEAR 2000

Many computer programs were originally designed to store and process data using two digits rather than four to define a calendar year. This could cause programs that have date sensitive software to recognize a date using "00" as the year 1900 rather than the year 2000. First Tennessee began planning its Year 2000 remediation strategy to fix this computer issue in 1995. As a result, First Tennessee modified or replaced certain systems. New systems acquired provided new functionality to meet the expanding needs of customers.

Costs of new systems were capitalized and are being amortized, and spending for maintenance and modification associated with Year 2000 was expensed as incurred. The total gross cost of Year 2000 compliance was approximately $40 million of which approximately 40 percent of this cost is capitalized. Consistent with current corporate accounting policy, the capitalized costs are being amortized on a straight-line basis over a maximum period of five years from the point the systems project was substantially complete and ready for its intended use.

Management is not aware that the company has experienced any material Year 2000 computer-related problems and believes that the actions taken related to Year 2000 prevented the occurrence of any such material problems.


EARNINGS DISCLOSURE

On January 18, 2000, First Tennessee publicly released its fourth quarter and 1999 earnings. This release disclosed diluted earnings per share of $1.91, ROE of 21.5 percent and ROA of 1.37 percent for full year 1999. On February 28, 2000, First Tennessee publicly disclosed revised 1999 diluted earnings per share of $1.85 and revised ROE and ROA of 20.9 percent and 1.33 percent, respectively. This revision is reflected in all of the financial information presented in this document.

The February 28, 2000, press release also discussed the earnings outlook for 2000. There have been various market factors that have adversely impacted the profitability of mortgage banking and capital markets. The primary factors impacting these two business lines have been the persistent, rapid rise in interest rates, and the widely held expectation that this trend will continue. As a result, mortgage banking has recently experienced lower origination volumes and pricing pressures (especially related to wholesale originations) which also affect the secondary marketing activities. The expected trend in interest rates has also continued to affect the level and mix of securities demanded by capital markets' customers even though Y2K concerns have subsided. Therefore, management currently estimates first quarter 2000 earnings to be $.09 to $.12 below comparable first quarter 1999 results of $.40. This estimate includes an approximate $5 million loss from planned sales of certain mortgage loans originated prior to the recent rise in interest rates. For full year 2000, management estimates earnings will be impacted by the anticipated continuation of trends in mortgage banking and capital markets through at least mid-year, the projected first quarter earnings decrease and current expectations of economic conditions. As a result, our current estimated diluted earnings per share growth rate is between approximately 8 percent and 10 percent over the revised $1.85 earned in 1999. The information provided in this section includes forward-looking statements. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.


FINANCIAL MODERNIZATION LEGISLATION

The Gramm-Leach-Bliley Act (the "Act") was enacted into law on November 12, 1999. The Act repeals or modifies a number of significant provisions of current laws, which impose restrictions on banking organizations' ability to engage in certain types of activities. The Act generally allows bank holding companies such as First Tennessee broad authority to engage in activities that are financial in nature or incidental to such financial activity, including insurance underwriting and brokerage; merchant banking; and securities underwriting, dealing and market-making. A bank holding company may engage in these activities directly or through subsidiaries by qualifying as a "financial holding company". To qualify, a bank holding company must file a declaration with the Federal Reserve and certify that all of its subsidiary depository institutions are well-managed and well-capitalized. Subsequent to year-end 1999, First Tennessee has filed such a declaration.

The Act also permits national banks to engage in certain of these activities through financial subsidiaries. To control or hold an interest in a financial subsidiary, a national bank must meet the following requirements: (1) the national bank must receive approval from the Comptroller for the financial subsidiary to engage in the activities, (2) the national bank and its depository institution affiliates must each be well-capitalized and well-managed, (3) the aggregate consolidated total assets of all of the national bank's financial subsidiaries must not exceed 45 percent of the national bank's consolidated total assets or, if less, $50 billion, (4) the national bank must have in place adequate policies and procedures to identify and manage financial and operational risks and to preserve the separate identities and limited liability of the national bank and the financial subsidiary, and (5) if the financial subsidiary will engage in principal transactions and the national bank is one of the one hundred largest banks, the national bank must have outstanding at least one issue of unsecured long-term debt that is currently rated in one of the three highest investment grade rating categories or meet alternative criteria as may be specified for the second fifty largest banks. First Tennessee has two subsidiaries that have filed notifications with the OCC and currently meet all of the other above requirements. No new financial activity may be commenced under the Act unless the national bank and all of its depository institution affiliates have at least "satisfactory" CRA (Community Reinvestment Act) ratings.

In addition, the Act contains a number of other provisions that may affect operations, including functional regulation of First Tennessee's securities and investment management operations by the Securities and Exchange Commission, limitations on the insurance powers of the national banks, and limitations on the use and the disclosure to third parties of customer information.

The Act is effective March 11, 2000, although certain provisions take effect later. First Tennessee cannot predict at this time the potential effect that the Act will have on its business and operations, although management expects that the general effect of the Act will be to increase competition in the financial services industry.


SFAS NO. 133 - "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES"

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows the instrument's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Upon adoption of SFAS 133, all freestanding derivative instruments will be remeasured at fair value with differences between the previous book value and fair value reported as a one-time accounting adjustment. Likewise, offsetting gains and losses on hedged assets, liabilities and firm commitments will be recognized as adjustments of their respective book values at the adoption date as part of this accounting adjustment. Except to the extent that they relate to hedges of the variable cash flow exposure of forecasted transactions, a portion of the net accounting adjustment (net of hedge difference and hedged item difference) will be reported in net income in the period of adoption. To the extent the adoption adjustment relates to hedges of the variable cash flow exposure of forecasted transactions, the remainder of the accounting adjustment will be reported as a cumulative effect adjustment of comprehensive income.

SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. First Tennessee will adopt SFAS 133 on January 1, 2001. In Note 23 - Financial Instruments with Off-Balance Sheet Risk, the Mortgage Banking and Interest Rate Risk Management sections present the book values and fair values of freestanding derivative instruments that would be required to be recognized in First Tennessee's balance sheet as assets or liabilities at their fair value. Management has not yet quantified the effects SFAS 133 may have on its financial statements including the offsetting gains or losses that may be recognized on hedged assets, liabilities and firm commitments. Changes in the fair value of existing and future freestanding derivative instruments, hedged assets, liabilities and firm commitments, changes in the book value, including normal amortization, of these instruments and hedged assets and liabilities, and changes in hedging practices could have a substantial impact on the amount of the one-time accounting adjustment and its impact on net income. In addition, management is in the process of evaluating the methods and instruments currently used in hedging market exposure. The impact of adopting SFAS 133 could be material at the adoption date. SFAS 133 could also increase the volatility of earnings and other comprehensive income in the future. The actual result of the adoption of SFAS 133 could also be affected by interest rate movements, ability of management to execute its business strategies, various actions management may take to reduce the impact of SFAS 133, ongoing interpretation and amendment activity by the FASB related to SFAS 133, and other factors, including those presented in the Forward-Looking Statements section of this MD&A.


QUARTERLY FINANCIAL INFORMATION
-------------------------------

TABLE 20 - SUMMARY OF QUARTERLY FINANCIAL INFORMATION

                                                       1999                                            1998
                                 -----------------------------------------------  ----------------------------------------------
(Dollars in millions except         Fourth       Third      Second       First       Fourth     Third       Second       First
   per share data)                 Quarter      Quarter    Quarter      Quarter     Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------------------------------------------------------
SUMMARY INCOME INFORMATION:
Interest income                   $  310.6    $  303.2    $  293.2     $  300.2    $  312.4    $  288.3    $  276.1    $  257.0
Interest expense                     162.9       155.9       146.8        152.1       165.9       153.6       143.9       129.9
Provision for loan losses             14.0        14.1        15.0         14.8        11.9        13.1        12.8        13.5
Noninterest income before
     securities transactions         255.5       284.4       294.3        286.6       303.8       267.9       219.9       190.0
Securities gains /(losses)              .5         1.9         (.1)          --         3.9          --          --          --
Noninterest expense                  293.4       314.4       330.7        336.8       339.8       292.7       258.4       230.9
Net income                            64.1        69.4        61.0         53.0        65.5        61.8        52.7        46.4
--------------------------------------------------------------------------------  ----------------------------------------------
BASIC EARNINGS PER SHARE          $    .49    $    .53    $    .47     $    .41    $    .51    $    .48    $    .41    $    .36
DILUTED EARNINGS PER SHARE             .48         .52         .45          .40         .50         .47         .40         .35
--------------------------------------------------------------------------------  ----------------------------------------------
COMMON STOCK INFORMATION:
Closing price per share:
    High                          $  36 1/16  $ 39 15/16  $  45 3/16   $  41 1/8   $ 38 1/16   $33  3/4    $ 35 3/4    $33  1/8
    Low                              27 9/16    28  1/8      37           35 1/8     25 1/2     23 13/16     29         29 15/64
    Period-end                       28 1/2     28  1/8      38 5/16      36 5/8     38 1/16    27  5/16     31 9/16    32  1/8
Dividends declared per share            .22        .19         .19          .19         .19         .165        .165        .165
--------------------------------------------------------------------------------------------------------------------------------

Per share data reflects the 1998 two-for-one stock split.

                                    GLOSSARY

ALLOWANCE FOR LOAN LOSSES - Valuation reserve representing the amount considered by management to be adequate to cover estimated losses inherent in the loan portfolio.

BASIS POINT - The equivalent of one-hundredth of one percent (0.01). One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

BASIS RISK - Refers to changes in the relationship between various interest rate segments (e.g. the difference between the Prime and the Fed Funds Rates).

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

COMMITMENT TO EXTEND CREDIT - Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

CORE DEPOSITS - Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

DERIVATIVE FINANCIAL INSTRUMENT - Futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics, such as interest rate caps or floors, or fixed-rate loan commitments.

DILUTED EARNINGS PER SHARE - Net income, divided by average shares outstanding plus the number of shares that would be outstanding if all dilutive common shares had been issued. Dilutive common shares, for example, would be outstanding options where the average stock price exceeds the price at which the option was granted.

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

EARNINGS PER SHARE, ALSO CALLED BASIC EARNINGS OR BASIC NET INCOME PER SHARE - Net income, divided by the average number of common shares outstanding in the period. (See also diluted earnings per share)

FEDERAL FUNDS SOLD/PURCHASED - Excess balances of depository institutions which are loaned to each other, generally on an overnight basis.

FULLY TAXABLE-EQUIVALENT INCOME (FTE) - Income which has been adjusted by increasing tax-exempt income to a level that would yield the same after-tax income had that income been subject to taxation.

HEDGE - An instrument used to reduce risk by entering into a transaction which offsets existing or anticipated exposures to changes in interest rates.

INTEREST-FREE SOURCES - Noninterest bearing liabilities (such as demand deposits, other liabilities, and shareholders' equity) net of nonearning assets (such as cash, fixed assets, and other assets).

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

LEVERAGE RATIO - Tier 1 capital divided by quarterly average assets excluding any adjustments for available for sale securities unrealized gains/(losses), goodwill, and certain other intangible assets.

LIQUIDITY - The ability of a corporation to generate adequate funds to meet its cash flow requirements. It is measured by the ability to quickly convert assets into cash with minimal exposure to interest rate risk, by the size and stability of the core deposit base, and by additional borrowing capacity within the money markets.

MARKET CAPITALIZATION - Market value of a firm computed by multiplying the number of shares outstanding by the current stock price.

MORTGAGE PIPELINE - Interest rate commitments made to customers on mortgage loans that have not yet been closed and funded.

MORTGAGE WAREHOUSE - A mortgage loan that has been closed and funded and is awaiting sale and delivery into the secondary market.

MORTGAGE SERVICING RIGHTS - The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

NET INTEREST INCOME (NII) - Interest income less interest expense.

NET INTEREST MARGIN - A measurement of how effectively the bank utilizes its earning assets in relationship to the interest cost of funding them. It is computed by dividing fully taxable-equivalent net interest income by average earning assets.

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

PRICE/EARNINGS RATIO - The relationship of the market price of a share of common stock to the diluted earnings per share of the stock, expressed as a multiple.

PROVISION FOR LOAN LOSSES - The periodic charge to earnings for potential losses in the loan portfolio.

PURCHASED FUNDS - The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, bank notes, commercial paper, and other short-term borrowings.

RECOVERIES - The amount added to the allowance for loan losses when funds are received on a loan which was previously charged off.

REPURCHASE AGREEMENT - A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

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

SECURITIZED ASSETS OR SECURITIZATION - The process by which financial assets are packaged, underwritten and sold as securities.

SHAREHOLDER RETURN, ALSO CALLED TOTAL RETURN - The sum of dividend income and price appreciation of an equity security for a given period of time divided by the price of the security at the beginning of the period.

TIER 1 CAPITAL RATIO - Ratio consisting of shareholders' equity before any adjustments for available for sale securities unrealized gains/(losses), reduced by goodwill, certain other intangible assets and the disallowable portion of mortgage servicing rights divided by risk-adjusted assets.

TOTAL CAPITAL RATIO - Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

FIRST TENNESSEE NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CONDITION
                                                                                                    December 31
                                                                                         --------------------------------
(Dollars in thousands)                                                                       1999                1998
-------------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash and due from banks (Note 17)                                                        $    956,077       $    811,881
Federal funds sold and securities purchased under agreements to resell                        279,537            124,239
-------------------------------------------------------------------------------------------------------------------------
    Total cash and cash equivalents                                                         1,235,614            936,120
-------------------------------------------------------------------------------------------------------------------------
Investment in bank time deposits                                                                3,263              1,211
Capital markets securities inventory                                                          147,041            358,304
Mortgage loans held for sale                                                                2,049,945          4,227,443
Securities available for sale (Note 3)                                                      2,332,356          1,816,485
Securities held to maturity (market value of $734,853 at December 31, 1999,
    and $610,364 at December 31, 1998) (Note 3)                                               768,936            609,804
Loans, net of unearned income (Note 4)                                                      9,363,158          8,557,064
    Less:  Allowance for loan losses                                                          139,603            136,013
-------------------------------------------------------------------------------------------------------------------------
        Total net loans                                                                     9,223,555          8,421,051
-------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net (Note 5)                                                          305,519            254,292
Real estate acquired by foreclosure                                                            17,870             16,242
Mortgage servicing rights, net (Note 6)                                                       826,210            664,438
Intangible assets, net (Note 7)                                                               133,568            132,845
Capital markets receivables and other assets                                                1,329,513          1,295,726
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                             $ 18,373,390       $ 18,733,961
=========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
    Interest-bearing (Note 8)                                                            $  8,560,462       $  8,665,175
    Noninterest-bearing                                                                     2,798,239          3,057,864
-------------------------------------------------------------------------------------------------------------------------
        Total deposits                                                                     11,358,701         11,723,039
-------------------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under agreements to repurchase (Note 9)         2,856,282          2,912,018
Commercial paper and other short-term borrowings (Note 9)                                   1,550,229          1,427,274
Capital markets payables and other liabilities                                                908,048          1,057,646
Term borrowings (Note 10)                                                                     358,663            414,450
-------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                      17,031,923         17,534,427
-------------------------------------------------------------------------------------------------------------------------
Guaranteed preferred beneficial interests in First Tennessee's
    junior subordinated debentures (Note 11)                                                  100,000            100,000
-------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Preferred stock - no par value (5,000,000 shares authorized, but unissued)                         --                 --
Common stock - $.625 par value (shares authorized - 400,000,000; shares
    issued - 129,878,459 at December 31, 1999 and 128,974,362 at December 31, 1998)            81,174             80,609
Capital surplus                                                                               130,636             96,778
Undivided profits                                                                           1,053,722            908,977
Accumulated other comprehensive income (Note 13)                                              (21,752)            12,872
Deferred compensation on restricted stock incentive plans                                      (5,674)            (1,209)
Deferred compensation obligation                                                                3,361              1,507
-------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                              1,241,467          1,099,534
-------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $ 18,373,390       $ 18,733,961
=========================================================================================================================

See accompanying notes to consolidated financial statements.

FIRST TENNESSEE NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
                                                                               Year Ended December 31
                                                               ---------------------------------------------------
(Dollars in thousands except per share data)                          1999              1998               1997
------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                                     $     751,555       $    725,907      $     699,617
Interest on investment securities:
    Taxable                                                          175,933            155,956            135,321
    Tax-exempt                                                         2,661              3,658              4,502
Interest on mortgage loans held for sale                             231,284            205,654             76,840
Interest on capital markets securities inventory                      31,371             30,541             13,399
Interest on other earning assets                                      14,360             12,061             11,614
------------------------------------------------------------------------------------------------------------------
    Total interest income                                          1,207,164          1,133,777            941,293
------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on deposits:
    Savings                                                            5,776              7,113              8,188
    Checking interest and money market                               104,263            113,171             95,123
    Certificates of deposit under $100,000 and other time            123,781            144,879            160,522
    Certificates of deposit $100,000 and more                        165,913            111,472             47,730
Interest on short-term borrowings                                    193,128            196,665            130,719
Interest on term borrowings                                           24,793             19,938             15,915
------------------------------------------------------------------------------------------------------------------
    Total interest expense                                           617,654            593,238            458,197
------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                  589,510            540,539            483,096
Provision for loan losses                                             57,923             51,351             51,115
------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  531,587            489,188            431,981
------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Mortgage banking                                                     632,771            558,366            330,131
Capital markets                                                      126,835            147,353             98,310
Deposit transactions and cash management                             106,240             90,444             86,047
Trust services and investment management                              59,807             51,198             40,941
Merchant processing                                                   49,711             37,462             32,111
Cardholder fees                                                       25,579             21,046             19,833
Equity securities gains/(losses)                                       2,313              3,940               (854)
Debt securities gains/(losses)                                           (56)                36                141
All other income and commissions (Note 12)                           119,904             75,658             61,470
------------------------------------------------------------------------------------------------------------------
    Total noninterest income                                       1,123,104            985,503            668,130
------------------------------------------------------------------------------------------------------------------
ADJUSTED GROSS INCOME AFTER PROVISION FOR LOAN LOSSES              1,654,691          1,474,691          1,100,111
------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation, incentives and benefits                       633,640            563,576            409,783
Amortization of mortgage servicing rights                            103,471             95,507             37,452
Operations services                                                   64,545             58,505             49,879
Occupancy                                                             73,052             51,421             42,848
Equipment rentals, depreciation and maintenance                       57,807             45,771             40,093
Communications and courier                                            51,937             41,468             34,899
Amortization of intangible assets                                     10,492             11,114              9,631
All other expense (Note 12)                                          280,308            254,407            160,459
------------------------------------------------------------------------------------------------------------------
    Total noninterest expense                                      1,275,252          1,121,769            785,044
------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                           379,439            352,922            315,067
Applicable income taxes (Note 15)                                    131,906            126,542            117,595
------------------------------------------------------------------------------------------------------------------
NET INCOME                                                     $     247,533       $    226,380      $     197,472
==================================================================================================================
EARNINGS PER SHARE (Note 16)                                   $        1.90       $       1.77      $        1.54
------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE (Note 16)                           $        1.85       $       1.72      $        1.50
------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                              130,572,763        128,235,006        128,365,434
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

FIRST TENNESSEE NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                Accumulated  Deferred   Deferred
                                                                                                   Other      Compen-   Compen-
                                       Common                  Common     Capital    Undivided Comprehensive  sation     sation
(Amounts in thousands)                 Shares       Total       Stock     Surplus     Profits      Income     Asset     Liability
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996            133,715   $   954,526   $ 83,572   $  48,657   $   823,175   $  2,697   $(3,575)  $   --
Net income                                 --       197,472         --          --       197,472         --        --       --
Other comprehensive income:
    Unrealized market adjustments,
    net of tax and reclassification
    adjustment                             --        12,636         --          --            --     12,636        --       --
                                      -------------------------------------------------------------------------------------------
        Comprehensive income               --       210,108         --          --       197,472     12,636        --       --
                                      -------------------------------------------------------------------------------------------
Cash dividends declared                    --       (79,362)        --          --       (79,362)        --        --       --
Common stock issued:
    Federal Flood Certification
        Corporation acquisition            74         1,362         47       1,315            --         --        --       --
    For exercise of stock options       1,900        24,174      1,187      22,987            --         --        --       --
Tax benefit from non-qualified
    stock options                          --         4,962         --       4,962            --         --        --       --
Common stock repurchased               (7,480)     (169,492)    (4,675)    (34,928)     (129,889)        --        --       --
Amortization on restricted
    stock incentive plans                  --         1,275         --          --            --         --     1,275       --
Other                                      --         6,543         --       6,543            --         --        --       --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997            128,209       954,096     80,131      49,536       811,396     15,333    (2,300)      --
Net income                                 --       226,380         --          --       226,380         --        --       --
Other comprehensive income:
    Unrealized market adjustments,
    net of tax and reclassification
    adjustment                             --        (2,461)        --          --            --     (2,461)       --       --
                                      -------------------------------------------------------------------------------------------
        Comprehensive income               --       223,919         --          --       226,380     (2,461)       --       --
                                      -------------------------------------------------------------------------------------------
Cash dividends declared                    --       (87,768)        --          --       (87,768)        --        --       --
Common stock issued:
    Acquisitions:
        McGuire Mortgage Company          351         8,951        219       8,732            --         --        --       --
        Keystone Mortgage, Inc.           190         5,164        119       5,045            --         --        --       --
    For exercise of stock options       2,087        26,546      1,305      23,734            --         --        --    1,507
Tax benefit from non-qualified
    stock options                          --        17,135         --      17,135            --         --        --       --
Common stock repurchased               (1,867)      (61,836)    (1,167)    (19,638)      (41,031)        --        --       --
Amortization on restricted
    stock incentive plans                  --         1,212         --          --            --         --     1,212       --
Other                                       4        12,115          2      12,234            --         --      (121)      --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            128,974     1,099,534     80,609      96,778       908,977     12,872    (1,209)   1,507
Net income                                 --       247,533         --          --       247,533         --        --       --
Other comprehensive income:
    Unrealized market adjustments,
    net of tax and reclassification
    adjustment                             --       (34,624)        --          --            --    (34,624)       --       --
                                      -------------------------------------------------------------------------------------------
        Comprehensive income               --       212,909         --          --       247,533    (34,624)       --       --
                                      -------------------------------------------------------------------------------------------
Cash dividends declared                    --      (102,788)        --          --      (102,788)        --        --       --
Common stock issued:
    Acquisitions:
        Cambridge Mortgage Company         22           704         14         690            --         --        --       --
        Elliot Ames, Inc.                 242         6,800        151       6,649            --         --        --       --
    For exercise of stock options       1,904        32,306      1,190      30,942            --         --        --      174
Tax benefit from non-qualified
    stock options                          --        11,616         --      11,616            --         --        --       --
Common stock repurchased               (1,286)      (41,213)      (804)    (40,409)           --         --        --       --
Amortization on restricted
    stock incentive plans                  --         2,149         --          --            --         --     2,149       --
Other                                      22        19,450         14      24,370            --         --    (6,614)   1,680
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            129,878   $ 1,241,467   $ 81,174   $ 130,636   $ 1,053,722   $(21,752)  $(5,674)  $3,361
=================================================================================================================================

See accompanying notes to consolidated financial statements.

FIRST TENNESSEE NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year Ended December 31
                                                                                --------------------------------------
(Dollars in thousands)                                                            1999           1998          1997
----------------------------------------------------------------------------------------------------------------------
OPERATING       Net income                                                    $   247,533   $   226,380    $   197,472
ACTIVITIES      Adjustments to reconcile net income to net cash
                    provided/(used) by operating activities:
                        Provision for loan losses                                  57,923        51,351         51,115
                        Provision for deferred income tax                          81,633        83,454         45,521
                        Depreciation and amortization of premises and equipment    53,719        40,431         32,784
                        Amortization of mortgage servicing rights                 103,471        95,507         37,452
                        Amortization of intangible assets                          10,492        11,114          9,631
                        Net other amortization and accretion                       51,524        15,283          5,916
                        Market value adjustment on foreclosed property              5,633        16,820          9,145
                        Gain on sale of securitized loans                              --          (643)            --
                        Gain on early retirement of debt                           (1,420)           --             --
                        Gain on equity interest from demutualization               (6,143)           --             --
                        Equity securities (gains)/losses                           (2,313)       (3,940)           854
                        Debt securities (gains)/losses                                 56           (36)          (141)
                        Net gains on disposals of fixed assets                     (1,405)         (703)          (698)
                        Gain on sale of bank branches                              (4,245)         (567)            --
                        Net (increase)/decrease in:
                            Capital markets securities inventory                  220,779      (105,064)      (102,838)
                            Mortgage loans held for sale                        1,858,685    (2,968,356)      (453,286)
                            Capital markets receivables                           149,690      (143,893)       (24,433)
                            Interest receivable                                     1,859       (25,013)        (7,609)
                            Other assets                                         (639,096)     (722,144)      (343,697)
                        Net increase/(decrease) in:
                            Capital markets payables                             (127,795)      112,110         33,152
                            Interest payable                                       (2,356)       (8,919)         2,977
                            Other liabilities                                     (60,694)      181,366         46,655
----------------------------------------------------------------------------------------------------------------------
                                Total adjustments                               1,749,997    (3,371,842)      (657,500)
----------------------------------------------------------------------------------------------------------------------
                Net cash provided/(used) by operating activities                1,997,530    (3,145,462)      (460,028)
----------------------------------------------------------------------------------------------------------------------
INVESTING       Held to maturity securities - maturities                          216,146       160,471         12,656
ACTIVITIES      Available for sale securities:
                    Sales                                                          71,053        53,643        104,067
                    Maturities                                                    683,613       944,145        767,625
                    Purchases                                                    (880,343)     (675,358)      (808,952)
                Premises and equipment:
                    Sales                                                          11,927         2,733          4,212
                    Purchases                                                    (106,420)      (80,414)       (56,099)
                Net increase in loans                                          (1,270,333)   (1,102,674)      (637,790)
                Proceeds from loan securitizations                                     --        72,756             --
                Net (increase)/decrease in investment in bank time deposits        (2,052)        1,076           (600)
                Sale of bank branches, net of cash and cash equivalents            (4,778)       (7,654)            --
                Acquisitions, net of cash and cash equivalents acquired            (6,973)       (9,243)          (185)
----------------------------------------------------------------------------------------------------------------------
                Net cash used by investing activities                          (1,288,160)     (640,519)      (615,066)
----------------------------------------------------------------------------------------------------------------------
FINANCING       Common stock:
ACTIVITIES          Exercise of stock options                                      34,457        24,943         24,309
                    Cash dividends paid                                           (98,704)      (84,521)       (78,348)
                    Repurchase of shares                                          (41,262)      (61,854)      (169,520)
                Term borrowings:
                    Issuance                                                       52,421       247,613             --
                    Payments                                                     (107,200)       (2,301)       (65,923)
                Issuance of guaranteed preferred beneficial interests
                    in First Tennessee's junior subordinated debentures                --            --        100,000
                Net increase in:
                    Deposits                                                     (316,797)    2,063,738        638,717
                    Short-term borrowings                                          67,209     1,532,862        529,511
----------------------------------------------------------------------------------------------------------------------
                Net cash provided/(used) by financing activities                 (409,876)    3,720,480        978,746
----------------------------------------------------------------------------------------------------------------------
                Net increase/(decrease) in cash and cash equivalents              299,494       (65,501)       (96,348)
----------------------------------------------------------------------------------------------------------------------
                Cash and cash equivalents at beginning of period                  936,120     1,001,621      1,097,969
----------------------------------------------------------------------------------------------------------------------
                Cash and cash equivalents at end of period                    $ 1,235,614   $   936,120    $ 1,001,621
======================================================================================================================
                Total interest paid                                           $   619,740   $   601,749    $   454,881
                Total income taxes paid                                            48,802        28,348         61,007
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                      FIRST TENNESSEE NATIONAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The consolidated financial statements of First Tennessee National Corporation (First Tennessee), including its subsidiaries, are prepared in conformity with generally accepted accounting principles and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

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

STATEMENTS OF CASH FLOWS. For purposes of these statements, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

The following significant non-cash stock transactions have been adjusted for a two-for-one stock split that First Tennessee effected February 20, 1998. In 1997, First Tennessee issued approximately 74,000 shares of its common stock related to the acquisition of Federal Flood Certification Corporation. First Tennessee acquired Keystone Mortgage, Inc. and McGuire Mortgage Company in 1998 for approximately 187,000 shares and 341,000 shares of First Tennessee stock, respectively. In 1999, approximately 22,000 shares were issued related to the acquisition of Cambridge Mortgage Company and approximately 242,000 shares were issued related to the acquisition of Elliot Ames, Inc.

CAPITAL MARKETS SECURITIES INVENTORY. Inventories purchased in connection with underwriting or dealer activities are carried at market value. Gains and losses, both realized and unrealized, on these inventories are reflected in noninterest income as capital markets income.

INVESTMENT SECURITIES. Securities that First Tennessee has the ability and positive intent to hold to maturity are classified as securities held to maturity and are carried at amortized cost. Securities that may be sold prior to maturity for asset/liability management purposes and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders' equity.

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

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS. First Tennessee Capital Markets enters into short-term purchases of securities under agreements to resell as a means of converting proceeds from securities sold short into interest earning assets. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank or to the applicable counterparty.

Securities sold under agreements to repurchase (securities sold) are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the regional banking group to obtain favorable borrowing rates on its purchased funds. Under these transactions, securities are delivered to the counterparty's custody account. In the normal course of business, First Tennessee does not use this as a primary funding source.

MORTGAGE BANKING. First Tennessee's mortgage lenders originate first-lien mortgage loans for the purpose of selling them in the secondary market. Mortgage loans held for sale, including the estimated value of mortgage loan commitments, are recorded at the lower of aggregate cost or market value. Gains and losses realized from the sale of these assets and adjustments to market value are included in noninterest income.

Servicing rights related to the mortgages sold are ordinarily retained. Accounting standards require the recognition of mortgage servicing rights (MSRs) as separate assets by allocating the total cost between the loan and the servicing right based on their relative fair values. First Tennessee uses a cash flow valuation model to determine the fair value of the servicing rights created. These valuations are tested for reasonableness against prices obtained from flow and bulk sales of servicing and are validated through an independent market valuation. Model assumptions are periodically reviewed and may be revised from time to time to more accurately reflect current assumptions such as prepayment speeds.

For purposes of impairment evaluation and measurement, the MSRs are stratified based on the predominant risk characteristics of the underlying loans. For First Tennessee, these strata include adjustable rate conventional and government; fixed rate conventional and government by interest rate band. The MSRs are amortized as noninterest expense over the period of and in proportion to the estimated net servicing revenues. A quarterly value impairment analysis is performed using a discounted cash flow methodology that is disaggregated by predominant risk characteristics. Impairment, if any, is recognized through a valuation allowance for individual strata. See further detail about mortgage banking policies in the derivative financial instruments disclosure below.

LOANS. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized at the applicable interest rate on the principal amount outstanding. Impaired loans are generally carried on a nonaccrual status. Loans are ordinarily placed on nonaccrual status when, in management's opinion, the collection of principal or interest is unlikely, or when the collection of principal or interest is 90 days or more past due. Consumer installment loans and credit card receivables are not placed on nonaccrual status, but are charged off when past due 120 days and 180 days, respectively.

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

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is maintained at a level that management determines is adequate to absorb estimated losses inherent in the loan portfolio. Management's evaluation process used to determine the adequacy of the allowance combines three factors: historical loss experience derived from analytical models, current trends and reasonably foreseeable events. The actual amounts realized could differ in the near term from the amounts assumed in arriving at the allowance for possible loan losses reported in the financial statements.

All losses of principal are charged to the account when the loss actually occurs or when a determination is made that a loss is probable. Additions are made to the allowance through periodic provisions charged to current operations and recovery of principal on loans previously charged off.

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

INTANGIBLE ASSETS. Intangible assets consist of "Premium on purchased deposits and assets" and "Goodwill." The "Premium on purchased deposits and assets" represents identified intangible assets, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. "Goodwill" represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets and is amortized to noninterest expense using the straight-line method over periods ranging from 15 to 40 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of goodwill should be revised.

DERIVATIVE FINANCIAL INSTRUMENTS. First Tennessee utilizes derivative financial instruments in order to manage exposure to fluctuations in interest rates and to meet the financial needs of customers. For interest rate risk management purposes, First Tennessee primarily utilizes interest rate swaps. Mortgage banking operations mainly use mandatory forward delivery commitments and purchased and written options to hedge against risks associated with the warehouse, the pipeline, or the servicing portfolio. Capital markets uses various derivatives, including interest rate swaps, futures, forward and option contracts and securities underwriting commitments in order to meet the needs of its customers with forwards being the most commonly used instrument.

To qualify as a hedge used to manage interest rate risk, the following criteria must be met: (1) the asset or liability to be hedged exposes First Tennessee to interest rate risk; (2) the instrument alters or reduces sensitivity to interest rate changes; and (3) the instrument is designated and effective as a hedge.

For interest rate contracts used to hedge interest rate risk, income and expense are deferred and amortized over the lives of the hedged assets or liabilities. The amortization of this income and expense is an adjustment to interest income or expense of the hedged item. Fees are deferred and amortized over the lives of the contracts. Any related assets or liabilities are recorded on the balance sheet in other assets or other liabilities.

For those derivatives used to manage interest rate risk that are terminated prior to maturity, realized gains and losses are deferred and amortized straight-line over the remaining original life of the agreement as an adjustment to the hedged asset or liability. If the underlying hedged asset or liability is sold or prepaid, the related portion of any unrecognized gain or loss on the derivative is recognized in current earnings as part of the gain or loss on the sale or prepayment.

Forward and option contracts are used by mortgage banking operations to hedge against interest rate risk in the warehouse and the pipeline are reviewed periodically for correlation with expected changes in value. Option contracts used to hedge against interest rate risk in the servicing portfolio are designated to specific risk tranches of servicing rights.

Forward and option contracts used to hedge the pipeline and the warehouse are considered in the lower of cost or market valuation of the pipeline and the warehouse with any related gains or losses being recognized in mortgage banking noninterest income. Premiums paid for purchased options are deferred and reported in other assets and are amortized over the lives of the contracts to mortgage banking noninterest income.

Options used to hedge the servicing portfolio are adjusted for changes in intrinsic value with gains and losses recognized as a basis adjustment of the related mortgage servicing rights risk tranche. Premiums are deferred and amortized on a straight-line basis over the contract life to other noninterest expense. Any unamortized premiums related to the options are reported in other assets.

For derivatives hedging the warehouse and pipeline that are terminated prior to maturity, gains and losses are recognized in current earnings as mortgage banking noninterest income unless such gains and losses are related to future loan deliveries, in which case they are deferred and recognized at the time the related loans are sold. For derivatives hedging the servicing portfolio that are terminated prior to maturity, gains and losses are split between the return of time value premium and the intrinsic value. Gains or losses from the change in the intrinsic value are deferred as a basis adjustment to the related mortgage servicing rights risk tranche, and the gains or losses resulting from the return of time value premium are recognized in current earnings in mortgage banking noninterest income.

Any contracts that fail to qualify for hedge accounting are measured at fair value with any gains or losses included in current earnings in noninterest income.

Derivative contracts utilized in trading activities by capital markets are measured at fair value, and gains or losses are recognized in capital markets noninterest income as they occur. Related assets are recorded on the balance sheet as capital markets securities inventory or receivables and any liabilities are recognized as capital markets payables.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

INCOME TAXES. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax reporting purposes. First Tennessee files a consolidated federal income tax return except for a credit life insurance company and a Real Estate Investment Trust which both file separate returns.

EARNINGS PER SHARE. Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for each period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares resulting from options granted under First Tennessee's stock option plans had been issued. First Tennessee utilizes the treasury stock method in this calculation. Previously reported per share amounts have been restated for the effect of the February 20, 1998, two-for-one stock split.

ACCOUNTING CHANGES. On January 1, 1999, First Tennessee adopted Statement of Financial Accounting Standards (SFAS) No. 134, "Accounting for Mortgage-Backed Securities Retained after Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This Statement amends SFAS No. 65, which required that retained securities be classified as trading securities. SFAS No. 134 allows these securities to be classified as trading, held to maturity or available for sale based on the intent and ability of the enterprise.

On January 1, 1999, First Tennessee adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This Statement requires that the costs of start-up activities, including organization costs, be expensed as incurred. The impact of adopting this standard was immaterial to First Tennessee.

On January 1, 1998, First Tennessee adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. The only component of other comprehensive income for First Tennessee is unrealized holding gains/(losses) on available for sale securities.

On January 1, 1998, First Tennessee adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which allows for the capitalization of internal and external personnel costs for the development or modification of qualified internal use software.

For the year ending December 31, 1998, First Tennessee adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard requires a business to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

For the year ending December 31, 1998, First Tennessee adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The new standard revises the required disclosures for employee benefit plans but does not change the measurement or recognition of such plans.

On January 1, 1997, First Tennessee adopted SFAS No. 125, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The adoption of this standard required a change in the method used to recognize mortgage servicing rights, increasing both the amortization expense as well as the servicing income.

SFAS No. 128, "Earnings per Share," was adopted as of January 1, 1997. This standard specifies the computation, presentation and disclosure requirements for earnings per share (EPS). The objective of SFAS No. 128 is to simplify the computation and to make the United States' standard more compatible with EPS standards of other countries and with that of the International Accounting Standards Committee. First Tennessee now presents on the income statement both earnings per share and diluted earnings per share for all periods presented.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Upon adoption of SFAS 133, all freestanding derivative instruments will be remeasured at fair value with differences between the derivatives' previous book value and fair value reported as a one-time accounting adjustment. Likewise, offsetting gains and losses on hedged assets, liabilities and firm commitments will be recognized as adjustments of their respective book values at the adoption date as part of this accounting adjustment. Except to the extent that they relate to hedges of the variable cash flow exposure of forecasted transactions, a portion of the net accounting adjustment (net of hedge difference and hedged item difference) will be reported in net income in the period of adoption. To the extent the adoption adjustment relates to hedges of the variable cash flow exposure of forecasted transactions, the remainder of the accounting adjustment will be reported as a cumulative effect adjustment of comprehensive income. SFAS 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", is effective for fiscal years beginning after June 15, 2000. First Tennessee will adopt SFAS 133 on January 1, 2001. Management has not yet quantified the effects SFAS 133 will have on its financial statements including the offsetting gains or losses that may be recognized on hedged assets, liabilities and firm commitments. Changes in the fair value of existing and future freestanding derivative instruments, hedged assets, liabilities and firm commitments, changes in the carrying value, including normal amortization, of derivative instruments and hedged assets and liabilities, and changes in hedging practices could have a substantial impact on the amount of the one-time accounting adjustment and its impact on net income. In addition, management is in the process of evaluating the methods and instruments currently used in hedging market exposure. The impact of adopting SFAS 133 could be material at the adoption date. SFAS 133 could also increase the volatility of earnings and other comprehensive income in the future.

NOTE 2 - ACQUISITIONS/DIVESTITURES

On October 1, 1999, First Tennessee acquired Elliot Ames, Inc. of Los Altos, California, for approximately 292,000 shares of its common stock. Elliot Ames was merged into FT Mortgage Companies, an indirect wholly-owned subsidiary of First Tennessee. This acquisition was accounted for as a purchase and was immaterial to First Tennessee.

On July 20, 1999, First Tennessee completed the sale of substantially all of the assets and liabilities of Planters Bank of Tunica, Mississippi, a wholly-owned subsidiary, to First Security Bank of Batesville, Mississippi. This transaction was completed for approximately $10.5 million and was immaterial to First Tennessee.

On June 1, 1999, First Tennessee Bank National Association (FTBNA), a wholly-owned subsidiary of First Tennessee, acquired from National Processing Co. their remittance processing business locations in Atlanta, Dallas, Louisville and Phoenix for approximately $6.0 million. The acquisition of these units was accounted for as a purchase and was immaterial to First Tennessee.

On March 31, 1999, First Tennessee acquired Cambridge Mortgage Company of Seattle, Washington, for approximately 22,000 shares of its common stock. Cambridge was merged into FT Mortgage Companies, an indirect wholly-owned subsidiary of First Tennessee. This acquisition was accounted for as a purchase and was immaterial to First Tennessee.

The following table provides information concerning acquisitions completed during the three years ended December 31, 1999. Acquisitions accounted for as purchases are included in the financial statements from the date of the acquisition. All share information reflects the 1998 two-for-one stock split.


                                                                                            Common Shares
                                                                            Date of             Issued        Method of
Acquisition                                        Location               Acquisition        (thousands)      Accounting
------------------------------------------------------------------------------------------------------------------------
Elliot Ames, Inc.                              Los Altos, California        10/1/99               292           Purchase
Cambridge Mortgage Co.                         Seattle, Washington          3/31/99                22           Purchase
McGuire Mortgage Company                       Prairie Village, Kansas      12/31/98              341           Purchase
Keystone Mortgage, Inc.                        Kirkland, Washington         7/1/98                187           Purchase
Martin & Company, LLP                          Knoxville, Tennessee         1/2/98          $19.5 million cash  Purchase
Federal Flood Certification Corporation        Dallas, Texas                7/14/97                74           Purchase
------------------------------------------------------------------------------------------------------------------------

NOTE 3 - INVESTMENT SECURITIES

The following tables summarize First Tennessee's securities held to maturity and available for sale at December 31, 1999 and 1998:



                                                                     AT DECEMBER 31, 1999*
                                                      ------------------------------------------------------
                                                                         Gross      Gross         Estimated
                                                      Amortized       Unrealized  Unrealized        Fair
(Dollars in thousands)                                  Cost             Gains      Losses          Value
------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
States and municipalities                             $   25,892      $   163      $   (171)      $   25,884
Private issue CMOs**                                     743,044           --       (34,075)         708,969
------------------------------------------------------------------------------------------------------------
Total securities held to maturity                     $  768,936      $   163      $(34,246)      $  734,853
============================================================================================================
SECURITIES AVAILABLE FOR SALE:
U.S. Treasury and other U.S. government agencies      $  168,011      $   139      $ (2,673)      $  165,477
Government agency issued MBSs                            297,161          888        (4,495)         293,554
Government agency issued CMOs                          1,397,718          335       (41,388)       1,356,665
States and municipalities                                 15,446          275           (10)          15,711
Private issue CMOs                                       186,010           --           (14)         185,996
Other                                                    145,597        3,386        (2,525)         146,458
Equity***                                                158,109       10,935          (549)         168,495
------------------------------------------------------------------------------------------------------------
Total securities available for sale                   $2,368,052      $15,958      $(51,654)      $2,332,356
============================================================================================================

  * Includes $1.7 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
 ** Represents First Tennessee's Real Estate Mortgage Investment Conduit.
*** Equity securities include venture capital investment securities.

                                                                    At December 31, 1998*
                                                      -----------------------------------------------------
                                                                       Gross        Gross        Estimated
                                                       Amortized     Unrealized   Unrealized        Fair
(Dollars in thousands)                                   Cost          Gains        Losses         Value
-----------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
States and municipalities                             $   40,832      $ 1,267      $  (141)      $   41,958
Private issue CMOs**                                     568,972        5,752       (6,318)         568,406
-----------------------------------------------------------------------------------------------------------
Total securities held to maturity                     $  609,804      $ 7,019      $(6,459)      $  610,364
===========================================================================================================

SECURITIES AVAILABLE FOR SALE:
U.S. Treasury and other U.S. government agencies      $  149,512      $ 1,790      $   (87)      $  151,215
Government agency issued MBSs                            193,082        2,636         (281)         195,437
Government agency issued CMOs                          1,297,152        7,061       (1,112)       1,303,101
States and municipalities                                 19,124          851           --           19,975
Private issue CMOs                                         1,001           18           --            1,019
Other                                                     11,401          239           (6)          11,634
Equity***                                                124,294        9,829          (19)         134,104
-----------------------------------------------------------------------------------------------------------
Total securities available for sale                   $1,795,566      $22,424      $(1,505)      $1,816,485
===========================================================================================================

  * Includes $1.7 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
 ** Represents First Tennessee's Real Estate Mortgage Investment Conduit.
*** Equity securities include venture capital investment securities.

Provided below are the amortized cost and estimated fair value by contractual maturity for the securities portfolios at December 31, 1999:

                                                         Held to Maturity            Available for Sale
                                                      -----------------------     -----------------------
                                                                    Estimated                   Estimated
By Contractual Maturity                               Amortized        Fair       Amortized        Fair
(Dollars in thousands)                                   Cost         Value          Cost         Value
---------------------------------------------------------------------------------------------------------
Within 1 year                                         $  4,102     $  4,108     $   95,903     $   94,990
After 1 year; within 5 years                             8,865        8,917         85,830         84,294
After 5 years; within 10 years                           7,743        7,782         19,098         18,672
After 10 years                                           5,182        5,077        128,223        129,690
---------------------------------------------------------------------------------------------------------
   Subtotal                                             25,892       25,884        329,054        327,646
---------------------------------------------------------------------------------------------------------
Mortgage-backed securities and CMOs                    743,044      708,969      1,880,889      1,836,215
Equity securities                                           --           --        158,109        168,495
---------------------------------------------------------------------------------------------------------
Total                                                 $768,936     $734,853     $2,368,052     $2,332,356
=========================================================================================================

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


The table below provides information on realized gross gains and realized gross losses on sales from the available for sale portfolio for the years ended December 31:


                                       Available                  Available
                                       for Sale -                 for Sale -
(Dollars in thousands)                    Debt                      Equity                    Total
-----------------------------------------------------------------------------------------------------
1999
Gross gains on sales                     $  10                     $3,122                     $3,132
Gross losses on sales                      (84)                       (24)                      (108)
-----------------------------------------------------------------------------------------------------
1998
Gross gains on sales                     $ 323                     $6,804                     $7,127
Gross losses on sales                     (292)                        --                       (292)
-----------------------------------------------------------------------------------------------------
1997
Gross gains on sales                     $ 373                     $  214                     $  587
Gross losses on sales                     (441)                        --                       (441)
-----------------------------------------------------------------------------------------------------


Losses totaling $.8 million, $2.9 million and $1.1 million for the years 1999, 1998 and 1997, respectively, were recognized for securities that, in the opinion of management, have been permanently impaired.

NOTE 4 - LOANS

A summary of the major categories of loans outstanding at December 31 is shown below:

(Dollars in thousands)                                                                             1999             1998
---------------------------------------------------------------------------------------------------------------------------
Commercial                                                                                    $ 4,430,516       $ 4,116,918
Consumer:
     Real estate*                                                                               2,265,466         2,041,579
     Auto                                                                                         454,427           443,674
     Student                                                                                      301,139           274,763
     Other                                                                                        260,800           258,766
---------------------------------------------------------------------------------------------------------------------------
Total consumer                                                                                  3,281,832         3,018,782
Permanent mortgage                                                                                528,907           423,200
Credit card receivables                                                                           607,205           594,467
Real estate construction                                                                          485,580           375,890
Nonaccrual                                                                                         29,118            27,807
---------------------------------------------------------------------------------------------------------------------------
     Loans, net of unearned income**                                                            9,363,158         8,557,064
Allowance for loan losses                                                                         139,603           136,013
---------------------------------------------------------------------------------------------------------------------------
Total net loans                                                                               $ 9,223,555       $ 8,421,051
===========================================================================================================================

 * Consumer real estate loans included $2.1 billion and $2.0 billion of first and second liens and home equity loans at
   December 31, 1999 and 1998, respectively.
** Loans are presented net of $.2 million and $4.7 million of unearned income at December 31, 1999 and 1998, respectively.


Nonperforming loans consist of loans which management has identified as impaired, other nonaccrual loans and loans which have been restructured. At December 31, 1999 and 1998, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured. The following table presents nonperforming loans at December 31:

(Dollars in thousands)                                                                             1999               1998
---------------------------------------------------------------------------------------------------------------------------
Impaired loans                                                                                   $  7,514          $ 12,111
Other nonaccrual loans                                                                             21,604            15,696
---------------------------------------------------------------------------------------------------------------------------
Total nonperforming loans                                                                        $ 29,118          $ 27,807
===========================================================================================================================


Interest income received during 1999 for impaired loans was $.5 million and for other nonaccrual loans was $.9 million. Under their original terms, interest income would have been approximately $1.2 million for the impaired loans and $1.8 million for the other nonaccrual loans outstanding at December 31, 1999. The average balance of impaired loans was approximately $12.5 million for 1999 and $9.1 million for 1998.

Activity in the allowance for loan losses related to non-impaired and impaired loans for years ended December 31 is summarized as follows:

(Dollars in thousands)                                                       Non-impaired         Impaired            Total
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                                 $ 114,217           $  3,531          $ 117,748
Provision for loan losses                                                       46,007              5,108             51,115
Charge-offs                                                                    (48,974)            (5,301)           (54,275)
Loan recoveries                                                                 10,857                414             11,271
-----------------------------------------------------------------------------------------------------------------------------
     Net charge-offs                                                           (38,117)            (4,887)           (43,004)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                                   122,107              3,752            125,859
Transfer of allowance due to securitizations                                    (3,575)                 -             (3,575)
Allowance from acquisitions                                                        140                  -                140
Provision for loan losses                                                       48,474              2,877             51,351
Charge-offs                                                                    (43,384)            (5,138)           (48,522)
Loan recoveries                                                                  9,810                950             10,760
-----------------------------------------------------------------------------------------------------------------------------
     Net charge-offs                                                           (33,574)            (4,188)           (37,762)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                                   133,572              2,441            136,013
Transfer of allowance due to securitizations                                    (1,790)                 -             (1,790)
Adjustment due to divestiture                                                     (893)                 -               (893)
Provision for loan losses                                                       49,962              7,961             57,923
Charge-offs                                                                    (50,156)           (10,069)           (60,225)
Loan recoveries                                                                  6,283              2,292              8,575
-----------------------------------------------------------------------------------------------------------------------------
     Net charge-offs                                                           (43,873)            (7,777)           (51,650)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                                                 $ 136,978           $  2,625          $ 139,603
=============================================================================================================================

Certain executive officers and directors (and their associates) of First Tennessee were loan customers during 1999 and 1998. Such loans are at normal credit terms, including interest rates and collateral, and do not represent more than a normal risk of collection. The following is a summary of related party loans outstanding and the activity for the years ended December 31:

(Dollars in thousands)                                                                             1999               1998
-----------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                                    $  70,731          $  85,867
Additions                                                                                         279,183            165,049
Deletions:
     Repayments                                                                                  (274,936)          (141,738)
     No longer related                                                                             (6,780)           (38,447)
-----------------------------------------------------------------------------------------------------------------------------
Total deletions                                                                                  (281,716)          (180,185)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                                          $  68,198          $  70,731
=============================================================================================================================


Included in "Other assets" and in "Other liabilities" on the Consolidated Statements of Condition are amounts due from customers on acceptances and bank acceptances outstanding of $7.4 million and $6.9 million at December 31, 1999 and 1998, respectively.

NOTE 5 - PREMISES, EQUIPMENT AND LEASES

Premises and equipment at December 31 are summarized below:

(Dollars in thousands)                                                                             1999             1998
----------------------------------------------------------------------------------------------------------------------------
Land                                                                                            $  34,404        $  32,026
Buildings                                                                                         171,876          154,758
Leasehold improvements                                                                             56,033           41,009
Furniture, fixtures and equipment                                                                 278,949          229,062
----------------------------------------------------------------------------------------------------------------------------
    Premises and equipment, at cost                                                               541,262          456,855
Less accumulated depreciation and amortization                                                    235,743          202,563
----------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                                     $ 305,519        $ 254,292
============================================================================================================================

First Tennessee is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 20 years, which may include the payment of taxes, insurance and maintenance costs.

Minimum future lease payments for operating leases on premises and equipment at December 31, 1999, are shown below:

(Dollars in thousands)
----------------------------------------------------------------------------------------------------------------------------
2000                                                                                                             $  39,347
2001                                                                                                                33,406
2002                                                                                                                26,123
2003                                                                                                                18,192
2004                                                                                                                11,225
2005 and after                                                                                                      40,048
----------------------------------------------------------------------------------------------------------------------------
Total minimum lease payments                                                                                     $ 168,341
============================================================================================================================

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $2.5 million.

Rent expense incurred under all operating lease obligations was as follows for the years ended December 31:

(Dollars in thousands)                                                          1999               1998             1997
----------------------------------------------------------------------------------------------------------------------------
Rent expense, gross                                                           $ 56,656           $ 35,857         $ 29,820
Rent income                                                                     (2,810)            (1,901)          (1,670)
----------------------------------------------------------------------------------------------------------------------------
Rent expense, net                                                             $ 53,846           $ 33,956         $ 28,150
============================================================================================================================

NOTE 6 - CAPITALIZED MORTGAGE SERVICING RIGHTS

Following is a summary of changes in capitalized mortgage servicing rights, net of accumulated amortization, included in the Consolidated Statements of
Condition:

(Dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                                                                                  $ 266,027
Addition of mortgage servicing rights                                                                                182,959
Amortization                                                                                                         (37,452)
Sales of mortgage servicing rights                                                                                    (2,613)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                                                                                    408,921
Addition of mortgage servicing rights                                                                                435,893
Amortization                                                                                                         (95,507)
Net hedge gains applied                                                                                              (84,557)
Sales of mortgage servicing rights                                                                                      (312)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                                                                                    664,438
Addition of mortgage servicing rights                                                                                420,046
Amortization                                                                                                        (103,471)
Net hedge losses applied                                                                                              70,529
Sales of mortgage servicing rights                                                                                  (133,066)
Purchase of mortgage servicing rights                                                                                 28,388
Conversion to interest only strip*                                                                                  (120,654)
-----------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                                                                                                  $ 826,210
=============================================================================================================================

*Excess of servicing fair value over the contractually specified servicing.


The mortgage servicing rights at December 31, 1999 and 1998, had estimated market values of approximately $876.3 million and $685.1 million, respectively. These balances represent the rights to service approximately $41.5 billion and $34.0 billion of mortgage loans at December 31, 1999 and 1998. In addition, First Tennessee had approximately $1.3 billion and $1.6 billion in unpaid principal balance of mortgage loans for which the servicing rights were not capitalized at December 31, 1999 and 1998. These mortgage servicing rights had estimated market values of $5.2 million and $10.2 million, respectively. No valuation allowance due to impairment was required as of December 31, 1999 or 1998.


NOTE 7 - INTANGIBLE ASSETS

Following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

                                                                                                                Premium on
                                                                                                                Purchased
                                                                                                                 Deposits
(Dollars in thousands)                                                                            Goodwill      and Assets
---------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                                                                $  87,643        $ 31,822
Amortization expense                                                                                (4,343)         (5,288)
Acquisitions                                                                                           377           2,200
---------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                                                                   83,677          28,734
Amortization expense                                                                                (5,463)         (5,651)
Acquisitions                                                                                        29,256           2,292
---------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                                                                  107,470          25,375
Amortization expense                                                                                (5,665)         (4,827)
Acquisitions                                                                                        10,491             724
---------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                                                                                $ 112,296        $ 21,272
===========================================================================================================================

NOTE 8 - TIME DEPOSIT MATURITIES

Following is a table of maturities for time deposits outstanding at December 31, 1999, which include "Certificates of deposit under $100,000 and other time" and "Certificates of deposit $100,000 and more". "Certificates of deposit $100,000 and more" totaled $2.4 billion at December 31, 1999. Time deposits are included in "Interest-bearing" deposits on the Consolidated Statements of Condition.

(Dollars in thousands)
----------------------------------------------------------------------------------------------------------------------------
2000                                                                                                            $ 3,835,616
2001                                                                                                                451,129
2002                                                                                                                231,892
2003                                                                                                                 89,948
2004 and after                                                                                                      110,451
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                                           $ 4,719,036
============================================================================================================================


NOTE 9 - SHORT-TERM BORROWINGS


Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other borrowed funds which include term federal funds purchased, short-term bank notes, and advances from the Federal Home Loan Bank. The advances from the Federal Home Loan Bank, which totaled $200 million at December 31, 1999, are collateralized 150 percent with first-lien permanent mortgage loans of FTBNA.

Federal funds purchased and securities sold under agreements to repurchase and commercial paper generally have maturities of less than 90 days. Other short-term borrowings have original maturities of one year or less.

The detail of these borrowings for the years 1999, 1998 and 1997 is presented in the following table:

                                                                        Federal Funds
                                                                        Purchased and
                                                                        Securities Sold                           Other
                                                                       Under Agreements        Commercial       Short-term
(Dollars in thousands)                                                  to Repurchase             Paper         Borrowings
----------------------------------------------------------------------------------------------------------------------------
1999
Average balance                                                            $ 2,292,857          $ 18,268       $ 1,613,124
Year-end balance                                                             2,856,282            16,272         1,533,957
Maximum month-end outstanding                                                2,856,282            21,221         1,801,230
Average rate for the year                                                         4.57%             4.18%             5.44%
Average rate at year-end                                                          4.61              4.63              6.00
----------------------------------------------------------------------------------------------------------------------------
1998
Average balance                                                            $ 2,456,449          $ 22,337       $ 1,263,121
Year-end balance                                                             2,912,018            23,203         1,404,071
Maximum month-end outstanding                                                3,733,294            26,958         1,511,624
Average rate for the year                                                         4.99%             4.59%             5.79%
Average rate at year-end                                                          4.79              4.12              5.19
----------------------------------------------------------------------------------------------------------------------------
1997
Average balance                                                            $ 1,790,130          $ 20,792       $   642,235
Year-end balance                                                             2,085,679            23,176           679,212
Maximum month-end outstanding                                                2,085,679            24,170           873,739
Average rate for the year                                                         5.01%             4.64%             6.23%
Average rate at year-end                                                          5.56              4.70              6.07
----------------------------------------------------------------------------------------------------------------------------


At December 31, 1999, $50 million of borrowings under unsecured lines of credit from non-affiliated banks were available to the parent company to provide for general liquidity needs at an annual facility fee of .10 percent.

NOTE 10 - TERM BORROWINGS

The following table presents information pertaining to term borrowings (debt with original maturities greater than one year) for First Tennessee and its subsidiaries at December 31:

(Dollars in thousands)                                                                         1999         1998
------------------------------------------------------------------------------------------------------------------
FIRST TENNESSEE NATIONAL CORPORATION:
Subordinated capital notes:
    Matures on November 15, 2005 -- 6 3/4%                                                  $ 74,520      $ 74,438
    Matured on June 1, 1999 -- 10 3/8%                                                            --        74,962
FIRST TENNESSEE BANK NATIONAL ASSOCIATION:
Notes payable to Federal Home Loan Bank*:
    Matures on September 16, 2002 -- 5.42%                                                    50,000            --
    Matures through November 1, 2009 -- 8.10%                                                  1,983         2,183
    Matures through January 1, 2028 -- 4.00%                                                      41            41
    Matures through May 1, 2028 -- 4.00%                                                          39            40
    Matures through June 1, 2029 -- 4.00%                                                         43            --
    Matured on January 29, 1999 -- 7.95%                                                          --        15,000
Subordinated bank notes:
    Matures on April 1, 2008 -- 6.40%                                                         89,420        99,277
    Matures on December 1, 2008 -- 5.75%                                                     140,274       148,409
Industrial Development Bond Payable to City of Alcoa, Tennessee; matured 1999 -- 6.50%            --           100
FT REAL ESTATE SECURITIES COMPANY, INC.:
Preferred stock minority interest                                                                 99            --
FIRST NATIONAL BANK OF SPRINGDALE
Notes payable to Federal Home Loan Bank*:
    Matures through April 1, 2009 -- 5.885%                                                    1,000            --
    Matures through June 2, 2009 -- 5.885%                                                       600            --
    Matures through May 1, 2009 -- 5.698%                                                        644            --
------------------------------------------------------------------------------------------------------------------
Total                                                                                       $358,663      $414,450
==================================================================================================================

* These Federal Home Loan Bank borrowings are collateralized with first-lien permanent mortgage loans.

Annual principal repayment requirements as of December 31, 1999, are as follows:

(Dollars in thousands)
------------------------------------------------------------------------------------------------------------------
2000                                                                                                      $    336
2001                                                                                                           371
2002                                                                                                        50,374
2003                                                                                                           378
2004                                                                                                           381
2005 and after                                                                                             309,234
------------------------------------------------------------------------------------------------------------------


All subordinated capital and bank notes are unsecured and are subordinate to other present and future senior indebtedness. These notes qualify as Tier 2 risk-based capital under the Federal Reserve Board and Office of the Comptroller of the Currency guidelines for assessing capital adequacy. The subordinated capital and bank notes may not be redeemed or prepaid prior to maturity.

NOTE 11 - GUARANTEED PREFERRED BENEFICIAL INTERESTS IN FIRST TENNESSEE'S JUNIOR SUBORDINATED DEBENTURES

On December 30, 1996, First Tennessee, through its underwriters, sold to institutional investors $100 million of capital securities. First Tennessee Capital I (Capital I), a Delaware business trust wholly owned by First Tennessee, issued $100 million of Capital Securities, Series A at 8.07%. The proceeds were upstreamed to First Tennessee as junior subordinated debt under the same terms and conditions. First Tennessee has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital I's obligations with respect to the capital securities. These capital securities qualify as Tier I capital and are presented in the Consolidated Statements of Condition as "Guaranteed Preferred Beneficial Interests in First Tennessee's Junior Subordinated Debentures." The sole asset of Capital I is $103 million of junior subordinated debentures issued by First Tennessee. These junior subordinated debentures also carry an interest rate of 8.07 percent. Both the capital securities of Capital I and the junior subordinated debentures of First Tennessee will mature on January 6, 2027; however, under certain circumstances, the maturity of both may be shortened to a date not earlier than January 6, 2017. During 1997, under an accelerated purchase program, a portion of the proceeds from this issuance was used to repurchase 3.8 million shares of First Tennessee's common stock at a cost of $83.3 million.


NOTE 12 - OTHER INCOME AND OTHER EXPENSE

Following is detail concerning "All other income and commissions" and "All other expense" as presented in the Consolidated Statements of Income:

(Dollars in thousands)                                                            1999             1998            1997
-------------------------------------------------------------------------------------------------------------------------
ALL OTHER INCOME AND COMMISSIONS:
Other service charges                                                          $ 17,430         $ 14,863         $ 10,474
Check clearing fees                                                              11,143            9,199           13,043
Insurance premiums and commissions                                               10,912            8,725            6,457
Other                                                                            80,419           42,871           31,496
-------------------------------------------------------------------------------------------------------------------------
Total                                                                          $119,904         $ 75,658         $ 61,470
=========================================================================================================================
ALL OTHER EXPENSE:
Amortization of hedge instruments                                              $ 49,414         $ 13,345         $  4,867
Contract employment                                                              43,685           35,937           17,420
Advertising and public relations                                                 30,187           25,184           18,722
Legal and professional fees                                                      22,492           24,551           13,999
Supplies                                                                         22,006           20,195           15,267
Travel and entertainment                                                         18,698           19,485           13,802
Computer software                                                                15,410           11,629            6,731
Distributions on guaranteed preferred securities                                  8,070            8,070            8,070
Foreclosed real estate                                                            6,585           31,019           10,827
Fed service fees                                                                  6,471            5,307            5,799
Deposit insurance premium                                                         1,790            1,578            1,485
Other                                                                            55,500           58,107           43,470
-------------------------------------------------------------------------------------------------------------------------
Total                                                                          $280,308         $254,407         $160,459
=========================================================================================================================

NOTE 13 - COMPONENTS OF OTHER COMPREHENSIVE INCOME

Following is detail of "Accumulated other comprehensive income" as presented in the Consolidated Statements of Condition:

                                                                                                       Accumulated
                                                                        Gain/(Loss)       Tax            Other
                                                                        Before-Tax     (Expense)/     Comprehensive
(Dollars in thousands)                                                    Amount        Benefit          Income
-------------------------------------------------------------------------------------------------------------------
December 31, 1996                                                                                     $  2,697
Other comprehensive income:
    Unrealized market adjustments for the period                          $ 19,842     $ (7,642)        12,200
    Less: adjustment for net losses included in net income                    (713)         277           (436)
------------------------------------------------------------------------------------------------      -------------
December 31, 1997                                                         $ 20,555     $ (7,919)        15,333
================================================================================================
Other comprehensive income:
    Unrealized market adjustments for the period                          $    (51)    $     19            (32)
    Less: adjustment for net gains included in net income                    3,976       (1,547)         2,429
------------------------------------------------------------------------------------------------     -------------
December 31, 1998                                                         $ (4,027)    $  1,566         12,872
================================================================================================
Other comprehensive income:
    Unrealized market adjustments for the period                          $(54,472)    $ 21,227        (33,245)
    Less: adjustment for net gains included in net income                    2,257         (878)         1,379
------------------------------------------------------------------------------------------------      -------------
DECEMBER 31, 1999                                                         $(56,729)    $ 22,105       $(21,752)
================================================================================================      =============



NOTE 14 - REGULATORY CAPITAL

First Tennessee is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Tennessee's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require First Tennessee to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (leverage). Management believes, as of December 31, 1999, that First Tennessee met all capital adequacy requirements to which it was subject.

The most recent notification from the Office of the Comptroller of the Currency at January 20, 1999, categorized First Tennessee as well capitalized. To be categorized as well capitalized First Tennessee must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. In the opinion of management, no conditions or events have occurred since that notification that would change First Tennessee's category.

The actual capital amounts and ratios of First Tennessee and FTBNA (the primary banking subsidiary of First Tennessee) are presented in the table below:

                                                      First Tennessee National                   First Tennessee Bank
                                                            Corporation                          National Association
                                                    ----------------------------              ------------------------
(Dollars in thousands)                                 Amount        Ratio                       Amount         Ratio
----------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1999:
Actual:
Total Capital                                      $ 1,666,565       12.00%                   $ 1,494,824      11.18%
Tier 1 Capital                                       1,218,075        8.77                      1,128,553       8.44
Leverage                                             1,218,075        6.53                      1,128,553       6.35

For Capital Adequacy Purposes:
Total Capital                                        1,111,462  >=    8.00                      1,069,575  >=   8.00
Tier 1 Capital                                         555,731  >=    4.00                        534,788  >=   4.00
Leverage                                               746,400  >=    4.00                        711,379  >=   4.00

To Be Well Capitalized Under Prompt
    Corrective Action Provisions:
Total Capital                                        1,389,327  >=   10.00                      1,336,969  >=  10.00
Tier 1 Capital                                         833,596  >=    6.00                        802,181  >=   6.00
Leverage                                               933,000  >=    5.00                        889,224  >=   5.00
----------------------------------------------------------------------------------------------------------------------
As of December 31, 1998:
Actual:
Total Capital                                      $ 1,576,009       11.91%                   $ 1,424,980      11.24%
Tier 1 Capital                                       1,038,484        7.85                        968,458       7.64
Leverage                                             1,038,484        5.54                        968,458       5.43

For Capital Adequacy Purposes:                                                                  1,013,884  >=   8.00
Total Capital                                        1,058,613  >=    8.00                        506,942  >=   4.00
Tier 1 Capital                                         529,307  >=    4.00                        713,870  >=   4.00
Leverage                                               749,176  >=    4.00

To Be Well Capitalized Under Prompt
    Corrective Action Provisions:
Total Capital                                        1,323,267  >=   10.00                      1,267,355  >=  10.00
Tier 1 Capital                                         793,960  >=    6.00                        760,413  >=   6.00
Leverage                                               936,470  >=    5.00                        892,338  >=   5.00
----------------------------------------------------------------------------------------------------------------------

The following table details the actual regulatory capital ratios for other bank subsidiaries at December 31, 1999:

                                                                                   FNB                      Peoples and
                                                                     CBT(1)    Springdale(2)    Peoples(3)    Union(4)
------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1999:
Total Capital                                                        12.27%        16.27%         17.05%        11.17%
Tier 1 Capital                                                       11.01         15.27          15.80         10.07
Leverage                                                              7.40          9.51          10.22          6.84
------------------------------------------------------------------------------------------------------------------------

(1)  Cleveland Bank and Trust Company     (2)  First National Bank of Springdale     (3)  Peoples Bank of Senatobia
(4)  Peoples and Union Bank

NOTE 15 - INCOME TAXES

The components of income tax expense are as follows:

(Dollars in thousands)                                                                1999            1998            1997
----------------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                                                        $  64,615       $  45,374       $  68,665
    State                                                                            (14,342)         (2,286)          3,409
Deferred:
    Federal                                                                           60,276          68,528          34,674
    State                                                                             21,357          14,926          10,847
----------------------------------------------------------------------------------------------------------------------------
Total                                                                              $ 131,906       $ 126,542       $ 117,595
============================================================================================================================



The effective tax rates for 1999, 1998 and 1997 were 34.82 percent, 35.86 percent and 37.32 percent, respectively. Income tax expense was different than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)                                                                1999            1998            1997
-----------------------------------------------------------------------------------------------------------------------------
Federal income tax rate                                                                   35%             35%             35%
-----------------------------------------------------------------------------------------------------------------------------
Tax computed at statutory rate                                                     $ 132,803       $ 123,523       $ 110,274
Increase/(decrease) resulting from:
    Tax-exempt interest                                                               (1,454)         (2,145)         (2,494)
    State income taxes                                                                 4,760           8,222           9,073
    Other                                                                             (4,203)         (3,058)            742
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                              $ 131,906       $ 126,542       $ 117,595
===-=========================================================================================================================


A deferred tax asset or liability is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. Temporary differences which gave rise to deferred tax (assets)/liabilities at December 31, 1999 and 1998, were as follows:

(Dollars in thousands)                                                                                 1999            1998
-----------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Loss reserves                                                                                      $ (67,278)      $ (66,332)
Net operating loss carryforwards                                                                      (4,700)         (4,381)
Investments in securities                                                                            (13,757)         (1,303)
Other                                                                                                (14,365)         (9,362)
-----------------------------------------------------------------------------------------------------------------------------
    Gross deferred tax assets                                                                       (100,100)        (81,378)
-----------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Capitalized mortgage servicing rights                                                                283,272         216,413
Depreciation and amortization                                                                         10,945           9,754
Investments in securities                                                                             10,423           8,044
Deferred loan fees                                                                                     7,988           2,218
Federal Home Loan Bank stock                                                                           7,783           6,120
Other                                                                                                 28,113          26,756
-----------------------------------------------------------------------------------------------------------------------------
    Gross deferred tax liabilities                                                                   348,524         269,305
-----------------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                                       $ 248,424       $ 187,927
=========-===================================================================================================================

NOTE 16 - EARNINGS PER SHARE

The following table shows a reconciliation of earnings per share to diluted earnings per share. All share and per share data have been adjusted to reflect the 1998 two-for-one stock split.

(Dollars in thousands, except per share data)                   1999                    1998               1997
-------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE COMPUTATION:
Net income                                                 $    247,533            $    226,380        $    197,472

Weighted average shares outstanding                         130,161,432             128,056,450         128,365,434
Shares attributable to deferred compensation                    411,331                 178,556                  --
-------------------------------------------------------------------------------------------------------------------
Total weighted average shares outstanding                   130,572,763             128,235,006         128,365,434

Earnings per share                                         $       1.90            $       1.77        $       1.54
===================================================================================================================
DILUTED EARNINGS PER SHARE COMPUTATION:
Net income                                                 $    247,533            $    226,380        $    197,472

Weighted average shares outstanding                         130,572,763             128,235,006         128,365,434
Dilutive effect due to stock options                          3,406,177               3,627,484           3,621,498
-------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding, as adjusted            133,978,940             131,862,490         131,986,932

Diluted earnings per share                                 $       1.85            $       1.72        $       1.50
===================================================================================================================


NOTE 17 - RESTRICTIONS, CONTINGENCIES AND OTHER DISCLOSURES

RESTRICTIONS ON CASH AND DUE FROM BANKS. The commercial banking subsidiaries of First Tennessee are required to maintain average reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act and Regulation D. The balances required at December 31, 1999 and 1998, were $203.2 million and $213.4 million, respectively. These reserves are included in "Cash and due from banks" on the Consolidated Statements of Condition.

RESTRICTIONS ON DIVIDENDS. Dividends are paid by First Tennessee from its assets which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of the banking subsidiaries to transfer funds to First Tennessee in the form of cash, dividends, loans or advances. As of December 31, 1999, the banking subsidiaries had undivided profits of $1,003.8 million of which $293.5 million was available for distribution to First Tennessee as dividends without prior regulatory approval.

RESTRICTIONS ON INTERCOMPANY TRANSACTIONS. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the banks' capital stock and surplus, as defined, or $157.5 million at December 31, 1999. The parent company had borrowings of $53.2 million from FTBNA at December 31, 1999. Certain loan agreements also define other restricted transactions related to additional borrowings.

CONTINGENCIES. In June 1998, a judgment entered in the circuit court of Houston County, Alabama became final, approving a settlement of a class action filed against FTBNA on behalf of persons in Alabama who had financed with FTBNA their purchases of satellite dish television systems (satellite systems). All individual lawsuits previously filed in state court in Alabama relating to the financing of satellite systems by FTBNA were finally settled in 1997.

In May 1996, FTBNA was also named as a defendant in a purported nationwide class action lawsuit filed in federal court in Alabama in which plaintiffs assert that FTBNA and another defendant engaged in unfair and deceptive practices in connection with the financing of satellite systems. The complaint alleges violations of the Truth in Lending Act (TILA) and the federal RICO statute, and fraud by suppression with respect to Alabama residents. In addition to these theories, plaintiffs proceed against FTBNA on an agency theory. The complaint seeks unquantified compensatory, triple, and punitive damages. FTBNA has filed a motion requesting the dismissal of plaintiffs' RICO and fraudulent suppression claims, but the court has not ruled on the motion. The plaintiffs have filed motions seeking certification of a nationwide class on the TILA and RICO claims and a statewide subclass on the fraud claims. In February, 2000, the Magistrate Judge filed a recommendation granting in part and denying in part plaintiffs' motion, concluding that the case should be certified as a nationwide class action on the TILA statutory damages claim which has a cap of $500,000 plus attorney fees. The Magistrate Judge also stated that it was his recommendation that no other classes be certified. FTBNA is filing objections to the Magistrate Judge's recommendation. In addition to the Alabama lawsuits, in September 1997, a nationwide class action was filed in state court in Tennessee relating to the same satellite systems financing program. The complaint asserts that material facts were withheld from the purchasers in connection with the financing, that FTBNA and First Tennessee were unjustly enriched from the sale of such systems, and that FTBNA and First Tennessee violated the Tennessee Consumer Protection Act. The trial court entered an order of conditional class certification and FTBNA and First Tennessee have requested a review of that certification order for the purpose of having the conditional order set aside. In 1999, three additional cases relating to the financing of satellite systems by FTBNA were filed. One case, originally filed in the Circuit Court of Humphreys County, Mississippi, was removed to the United States District court for the Northern District of Mississippi where it is now pending. Plaintiffs allege violations of a Mississippi statute, Mississippi common law, and seek recission and cancellation of the contracts. The complaint seeks $45 million in actual damages and $900 million in punitive damages. In a second case, filed in the Circuit Court of Clark County, Arkansas, plaintiffs allege various statutory and common law causes of action under the laws of the state of Arkansas, including violation of Arkansas usury statute in connection with FTBNA's financing of satellite purchases. Unquantified punitive and actual damages are being sought. The third case, filed in Circuit Court of Dallas County, Arkansas, was filed by a plaintiff seeking recovery on behalf of herself and other Arkansas customers of FTBNA for recovery of certain finance charges and/or interest paid to FTBNA and for recovery of damages pursuant to the Arkansas Home Solicitation Sales Act relative to the purchase and financing of home satellite systems. The complaint seeks actual and punitive damages in an unquantified amount for the plaintiff and class members. The complaint also asserts that FTBNA violated the Arkansas Home Solicitation Sales Act in not disclosing certain information required to be disclosed. FTBNA and First Tennessee deny liability, deny that any co-defendant is their agent, and intend to defend these actions vigorously.

In January 2000, the Tennessee Court of Appeals reversed an award of $9 million in punitive damages which had previously been rendered against FTBNA and affirmed an award of $209,156 in compensatory damages against FTBNA as well as a $60,000 award in favor of First Tennessee against the plaintiff. In July 1998, a judgment had been rendered in the Chancery Court of Shelby County, Tennessee against FTBNA as the successor by merger to Community Bank of Germantown for $9 million in punitive damages. The court had previously entered a judgment against FTBNA in the amount of $209,156 compensatory damages in August 1997, and a judgment in favor of FTBNA against the plaintiff in the amount of $60,000. The plaintiff had claimed that Community Bank of Germantown had obtained additional collateral on a loan by promising to make a new loan to the plaintiff, which was never made. The litigation was pending at the time of First Tennessee's acquisition of Community Bank of Germantown in February 1995. FTBNA had appealed the decision of the Chancery Court.

In addition to these cases, various other claims and lawsuits are pending against First Tennessee and its subsidiaries. Although First Tennessee cannot predict the outcome of the foregoing actions, after consulting with counsel, it is management's opinion that when resolved, the amount, if any, will not have a material adverse effect on the consolidated financial statements of First Tennessee and its subsidiaries.

OTHER DISCLOSURES - BANK OWNED LIFE INSURANCE. First Tennessee has purchased life insurance on certain of its employees and is the beneficiary on these policies. At December 31, 1999, the cash surrender value of these policies, which is included in "Capital markets receivables and other assets" on the Consolidated Statements of Condition, was $182.7 million. There are no restrictions on the proceeds from these benefits, and First Tennessee has not borrowed against the cash surrender value of these policies.



NOTE 18 - SHAREHOLDER PROTECTION RIGHTS AGREEMENT

On October 20, 1998, First Tennessee adopted a Shareholder Protection Rights Agreement (the "Agreement") and declared a dividend of one right on each outstanding share of common stock held on November 2, 1998, or issued thereafter and prior to the time the rights separate and thereafter pursuant to options and convertible securities outstanding at the time the rights separate.

The Agreement provides that until the earlier of the tenth business day (subject to certain adjustments by the board of directors) after a person or group commences a tender or exchange offer that will, subject to certain exceptions, result in such person or group owning 10 percent or more of First Tennessee's common stock, or the tenth business day (subject to certain adjustments by the board) after the public announcement by First Tennessee that a person or group owns 10 percent or more of First Tennessee's common stock, the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed, and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $150.

If any person or group acquires 10 percent or more of First Tennessee's common stock, then each right (other than rights beneficially owned by holders of 10 percent or more of the common stock or affiliates, associates or transferees thereof, which rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of First Tennessee common stock or participating preferred stock having a market value of twice the exercise price. Also, if there is a 10 percent shareholder and First Tennessee is involved in certain significant transactions, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the other party having a market value of twice the exercise price. If any person or group acquires 10 percent or more (but not more than 50 percent) of First Tennessee's common stock, First Tennessee's board of directors may, at its option, exchange one share of First Tennessee common stock or one one-hundredth of a share of participating preferred stock for each right (other than rights which have become void). The board of directors may amend the Agreement in any respect prior to the tenth business day after announcement by First Tennessee that a person or group has acquired 10 percent or more of First Tennessee's common stock. The rights will expire on the earliest of one of the following three times: the time of the exchange described in the second preceding sentence; December 31, 2009; or the date the rights are redeemed as described in the following sentence. The rights may be redeemed by the board of directors for $0.001 per right until 10 business days after First Tennessee announces that any person or group owns 10 percent or more of First Tennessee's common stock.

NOTE 19 - SAVINGS, PENSION AND OTHER EMPLOYEE BENEFITS

SAVINGS PLAN. Substantially all employees of First Tennessee are covered by a contributory savings plan in conjunction with a flexible benefits plan. During the year, First Tennessee makes contributions to each employee's flexible benefits plan account. These contributions are based on length of service and a percentage of the employee's salary. The employees have the option to direct a portion or all of the contribution into their savings plan accounts. Employees may also make pre-tax and after-tax personal contributions to the savings plan. First Tennessee matches the majority of employee pre-tax contributions invested in First Tennessee's common stock at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's qualifying salary. Contributions made by First Tennessee to the flexible benefits plan were $18.8 million for 1999, $15.7 million for 1998 and $13.7 million for 1997.

PENSION PLAN. Substantially all employees of First Tennessee are covered by a noncontributory, defined benefit pension plan. Pension benefits are based on years of service, average compensation near retirement and estimated social security benefits at age 65. The annual funding is based on an actuarially determined amount using the entry age cost method.

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

ACTUARIAL ASSUMPTIONS. The actuarial assumptions used in the defined benefit pension plan and the other employee benefit plans were as follows:

                                                         Pension Benefits               Postretirement Benefits
----------------------------------------------------------------------------------  -----------------------------
                                                     1999        1998      1997         1999      1998     1997
-----------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF
  SEPTEMBER 30 MEASUREMENT DATE
Discount rate                                          7.50%      6.75%     7.25%        7.50%     6.75%    7.25%
Expected return on plan assets                        10.00      10.00     10.00        10.00     10.00    10.00
Expected return on plan assets dedicated to
  employees who retired prior to January 1, 1993        N/A        N/A       N/A         6.50      6.50     6.50
Rate of compensation increase                          4.00       4.00      4.00          N/A       N/A      N/A
-----------------------------------------------------------------------------------------------------------------

The components of net periodic benefit cost for the plan years 1999, 1998, and 1997 were as follows:


                                                          Pension Benefits              Postretirement Benefits
                                                    -----------------------------     --------------------------
(Dollars in thousands)                               1999       1998       1997          1999     1998      1997
-----------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                       $  8,341   $  7,258  $  5,737      $   832   $   712  $   584
Interest cost                                        11,468      9,971     8,187        1,711     1,637    1,781
Expected return on plan assets                      (20,950)   (18,773)  (16,071)      (1,480)   (1,374)    (906)
Amortization of prior service cost                      322        322       290            3         3        3
Recognized gains & losses                               311          -         -            -      (107)       -
Amortization of transition obligation or asset         (460)      (460)     (460)         989       989      989
-----------------------------------------------------------------------------------------------------------------
Net periodic benefit cost/(benefit)                $   (968)  $ (1,682) $ (2,317)     $ 2,055   $ 1,860  $ 2,451
=================================================================================================================

The following table sets forth the plans' funded status reconciled to the amounts shown in the Consolidated Statements of Condition:

                                                          Pension Benefits       Postretirement Benefits
                                                       ------------------------  ------------------------
(Dollars in thousands)                                   1999          1998         1999         1998
---------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of plan year           $ 172,065     $ 139,467     $ 26,064     $ 23,241
Service cost                                               8,341         7,258          832          712
Interest cost                                             11,468         9,971        1,711        1,637
Amendments                                                   228             -           43            -
Actuarial (gain)/loss                                    (13,131)       19,939       (1,837)       1,981
Benefits paid                                             (4,932)       (4,570)      (1,754)      (1,507)
---------------------------------------------------------------------------------------------------------
Benefit obligation at end of plan year                 $ 174,039     $ 172,065     $ 25,059     $ 26,064
=========================================================================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of plan year    $ 228,601     $ 218,342     $ 16,860     $ 12,210
Actual return on plan assets                              32,029        13,288        2,986        1,181
Employer contribution                                      2,854         1,541        1,037        4,976
Benefits paid                                             (4,932)       (4,570)      (1,754)      (1,507)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of plan year          $ 258,552     $ 228,601     $ 19,129     $ 16,860
=========================================================================================================

NET FUNDED STATUS AT SEPTEMBER 30                      $  84,513     $  56,536     $ (5,930)    $ (9,204)
Unrecognized net actuarial gain/(loss)                   (15,926)        8,595       (5,423)      (2,080)
Unrecognized net transitional (asset)/obligation          (1,400)       (1,860)      12,851       13,840
Unrecognized prior service cost                            2,588         2,682           75           35
---------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost at September 30            69,775        65,953        1,573        2,591
Contributions paid from October 1 to December 31               -             -          972        1,037
---------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost at December 31          $  69,775     $  65,953     $  2,545     $  3,628
=========================================================================================================

The following table sets forth the amounts and types of mutual funds managed by FTBNA that are included in plan assets.

                                                                     Pension Benefits       Postretirement Benefits
                                                                   ---------------------    -----------------------
(Dollars in thousands)                                               1999        1998            1999        1998
-------------------------------------------------------------------------------------------------------------------
First Funds Capital Appreciation Portfolio Class I                  $ 28,717    $ 26,033       $ 1,528     $ 1,165
First Funds Growth & Income Portfolio Class I                        121,391      98,346         6,164       4,358
First Funds Bond Portfolio Class I                                    93,231     102,920         4,275       4,147
-------------------------------------------------------------------------------------------------------------------

The cost of health care benefits was projected to increase at an annual per capita rate of 6.75 percent in 1999 and decrease to a rate of 5.75 percent by the year 2000 and remain at an even level thereafter. In 1998, the annual rate of increase was assumed to be 7.75 percent decreasing evenly to a rate of 5.75 percent by the year 2000 and remaining at an even level thereafter. In 1997, the annual rate of increase was assumed to be 8.75 percent decreasing evenly to a rate of 5.75 percent by the year 2000 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


(Dollars in thousands)                                                         1% Increase             1% Decrease
-------------------------------------------------------------------------------------------------------------------
Adjusted total service and interest cost components                              $ 2,629                   $ 2,489
Adjusted postretirement benefit obligation at end of plan year                    26,194                    24,149
-------------------------------------------------------------------------------------------------------------------

First Tennessee provides benefits to former and inactive employees after employment but before retirement. The obligation/(benefit) recognized in accordance with accounting standards was $.2 million in 1999, $(.2) million in 1998 and $.6 million in 1997.

Medical and group life insurance expenses incurred for active employees are shown in the following table:

(Dollars in thousands)                                                            1999         1998         1997
-------------------------------------------------------------------------------------------------------------------
Medical plan expense based on claims incurred                                   $ 14,558     $ 12,322     $ 10,802
Participants                                                                       7,567        6,689        5,652
-------------------------------------------------------------------------------------------------------------------
Group life insurance expense based on benefits incurred                         $  1,392     $  1,120     $    949
Participants                                                                      10,860       10,097        8,457
-------------------------------------------------------------------------------------------------------------------

NOTE 20 - STOCK OPTION, RESTRICTIVE STOCK INCENTIVE, AND DIVIDEND REINVESTMENT PLANS

At its January 1998 meeting, the board of directors authorized a two-for-one split of First Tennessee's common stock. The shares were distributed February 20, 1998, to shareholders of record on February 6, 1998. Share and per share amounts in the accompanying text and tables have been adjusted for this stock split.

STOCK OPTION PLANS. First Tennessee issues non-qualified stock options under various plans to employees, non-employee directors, and bank advisory board members. The plans provide for the issuance of First Tennessee common stock at a price equal to its fair market value at the date of grant; however, the exercise price may be less than the fair market value if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price must equal the fair market value of the stock on the date of grant. All options expire 10 years from the date of grant, except for those options that were part of compensation deferral, which expire 20 years from the date of grant. There were 6,975,674 shares available for option plan grants at December 31, 1999.

As a result of plan amendments adopted by the board of directors during 1997, employees may defer the receipt of shares upon the exercise of stock options. The summary of stock option activity is shown below:

                                                                  Weighted
                                         Options                   Average
                                       Outstanding             Exercise Price
-----------------------------------------------------------------------------
January 1, 1997                         10,036,636                $ 10.62
Options granted                          4,791,158                  20.53
Stock options exercised                 (1,904,284)                 12.76
Stock options canceled                    (770,280)                 15.99
                                        ----------
December 31, 1997                       12,153,230                  13.85
                                        ==========
Options exercisable                      8,554,866                  13.67
-----------------------------------------------------------------------------
January 1, 1998                         12,153,230                $ 13.85
Options granted                          4,069,623                  30.16
Stock options exercised*                (2,468,821)                 11.73
Stock options canceled                    (499,430)                 21.20
                                        ----------
December 31, 1998                       13,254,602                  18.96
                                        ==========
Options exercisable                     10,185,877                  16.97
-----------------------------------------------------------------------------
January 1, 1999                         13,254,602                $ 18.96
Options granted                          6,151,908                  34.28
Stock options exercised*                (1,982,652)                 17.10
Stock options canceled                    (524,348)                 32.27
                                        ----------
December 31, 1999                       16,899,510                  24.33
                                        ==========
Options exercisable                     12,316,124                  21.06
-----------------------------------------------------------------------------

* Stock options exercised for 1999 and 1998, respectively, included 40,916 and 367,826 options converted to stock equivalents as part of the deferred compensation program.

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                           Weighted                       Weighted
                                            Weighted       Average                        Average
                                             Average       Exercise                       Exercise
                                            Remaining      Price -                        Price -
                            Options        Contractual     Options        Options         Options
Exercise Price Range      Outstanding         Life       Outstanding    Exercisable     Exercisable
---------------------------------------------------------------------------------------------------
$ 4.00 - $14.00            3,577,235        6.79 years     $ 9.39        3,573,635         $ 9.39
$14.01 - $24.00            4,328,270       10.23 years      19.20        3,523,270          18.76
$24.01 - $34.00            6,070,557       17.55 years      30.28        5,181,929          30.55
$34.01 - $44.00            2,923,448        8.94 years      37.83           37,290          39.36
---------------------------------------------------------------------------------------------------

First Tennessee accounts for these plans under APB Opinion No. 25 pursuant to which recognized compensation costs are negligible. Had compensation cost for these plans been determined consistent with SFAS No. 123, First Tennessee's net income and earnings per share would have been reduced to the following pro forma amounts:


                                                                 December 31
                                                 -----------------------------------------
(Dollars in thousands except per share data)        1999             1998           1997
------------------------------------------------------------------------------------------
Net income, as reported                          $ 247,533        $ 226,380      $ 197,472
Pro forma net income                               237,948          221,252        189,366
Basic earnings per share, as reported                 1.90             1.77           1.54
Pro forma basic earnings per share                    1.82             1.73           1.48
------------------------------------------------------------------------------------------

Total compensation costs that would have been recognized in income under SFAS No. 123 for all stock-based compensation awards was $15.7 million for 1999, $8.4 million for 1998 and $13.3 million for 1997.

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. First Tennessee used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 1999, 1998 and 1997, with the following assumptions:

                                                                1999             1998           1997
--------------------------------------------------------------------------------------------------------
Expected dividend yield                                           3.03%            3.06%          3.31%
Expected option lives of options issued at market            4.83 YEARS       6.21 years     6.01 years
Expected option lives of options issued below market         2.15 YEARS       2.20 years     2.36 years
Expected volatility                                              20.04%           18.94%         17.29%
Risk-free interest rates                                          5.30%            5.54%          6.51%
--------------------------------------------------------------------------------------------------------

                                                                                            Weighted
                                                                                          Average Fair
                                                               Number                   Value per Option
                                                               Issued                    at Grant Date
--------------------------------------------------------------------------------------------------------
1999:
Options issued at market on the date of grant                 2,720,585                      $ 7.71
Options issued below market on the date of grant              3,431,323                        8.01
--------------------------------------------------------------------------------------------------------
1998:
Options issued at market on the date of grant                 1,584,613                      $ 8.35
Options issued below market on the date of grant              2,485,010                        6.69
--------------------------------------------------------------------------------------------------------
1997:
Options issued at market on the date of grant                 2,989,752                      $ 4.87
Options issued below market on the date of grant              1,801,406                        4.81
--------------------------------------------------------------------------------------------------------


RESTRICTED STOCK INCENTIVE PLANS. First Tennessee has authorized the issuance of its common stock for awards to executive employees who have a significant impact on the profitability of First Tennessee under restricted stock incentive plans. Additionally, one of the plans provides for 6,000 shares of restricted stock to be granted to each new non-employee director upon election to the board of directors with restrictions lapsing as defined in the plans. In 1999, First Tennessee granted 170,112 restricted shares under the plans. In 1998, 3,849 restricted shares were granted, and no restricted shares were granted in 1997. Compensation expense related to these plans was $2.1 million, $1.2 million and $1.3 million for the years 1999, 1998 and 1997, respectively. There were 634,318 shares available for restricted stock incentive grants at December 31, 1999.

The board of directors approved amendments to the restricted stock plan during 1998 permitting deferral by participants of the receipt of restricted stock prior to the lapse of restrictions.

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

NOTE 21 - BUSINESS SEGMENT INFORMATION

First Tennessee provides traditional retail/commercial banking and other financial services to its customers. These products and services are categorized into two broad groups: a regional banking group and national lines of business. The regional banking group provides a comprehensive package of financial services including traditional banking, trust services, investments, asset management, insurance and credit card services to its customers. Banking subsidiaries offer general banking products through financial centers in 22 Tennessee counties, in northern Mississippi and in northwest Arkansas as well as through consumer finance offices in 10 states nationwide. The national lines of business include mortgage banking, capital markets and transaction processing. Mortgage banking offers first and second mortgages through origination offices in 32 states and also services a multi-billion dollar portfolio. Capital markets offers investment securities and advisory services such as portfolio analysis, tax planning and loan securitization to institutional clients nationwide through offices in Chicago, Dallas, Kansas City, Memphis, Mobile and New York. Transaction processing includes credit card merchant processing, an automated teller machine network, nationwide check clearing and remittance processing. The Other segment is used to isolate corporate items such as expense related to guaranteed preferred beneficial interests in First Tennessee's junior subordinated debentures and securities gains or losses which include any venture capital gains or losses and related incentive costs.

First Tennessee's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The measurements used in reporting these segments are the same as those reviewed monthly by the chief operating decision-maker.

Total revenue, expense and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Net interest income is allocated to the segments using a combination of matched funding and multiple pool transfer pricing methods. In addition to expenses paid directly by the segments, allocated expenses may be charged to the lines of business based on the utilization of resources. Equity is allocated to the segments through risk analysis that incorporates the appropriate level of credit, operating, market and franchise risk factors. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented. The following table reflects the approximate amounts of consolidated revenue, expense, tax, and assets for the three years ended December 31, for each segment:

                                Regional
                                Banking           Mortgage         Capital       Transaction
(Dollars in thousands)           Group            Banking          Markets       Processing         Other        Consolidated
------------------------------------------------------------------------------------------------------------------------------
1999
Interest income               $   877,572        $  273,149        $ 38,659        $ 17,784        $    --         $ 1,207,164
Interest expense                  367,533           214,254          33,760           2,107             --             617,654
------------------------------------------------------------------------------------------------------------------------------
   Net interest income            510,039            58,895           4,899          15,677             --             589,510
Other revenues                    254,898           640,323         126,905          98,721          2,257           1,123,104
Depreciation and
   amortization                    41,249           172,673           1,363           3,921             --             219,206
Other expenses*                   456,486           471,354          95,386          82,118          8,625           1,113,969
------------------------------------------------------------------------------------------------------------------------------
   Pre-tax income                 267,202            55,191          35,055          28,359         (6,368)            379,439
Income taxes                       89,205            21,145          13,199          10,776         (2,419)            131,906
------------------------------------------------------------------------------------------------------------------------------
Net income                    $   177,997        $   34,046        $ 21,856        $ 17,583        $(3,949)        $   247,533
==============================================================================================================================
Average assets                $12,039,221        $5,300,788        $779,893        $500,853        $    --         $18,620,755
------------------------------------------------------------------------------------------------------------------------------
Expenditures for
  long-lived assets           $    61,037        $   35,625        $  1,259        $  8,499        $    --         $   106,420
------------------------------------------------------------------------------------------------------------------------------
1998
Interest income               $   850,002        $  228,113        $ 37,555        $ 18,107        $    --         $ 1,133,777
Interest expense                  382,003           175,363          33,101           2,771             --             593,238
------------------------------------------------------------------------------------------------------------------------------
   Net interest income            467,999            52,750           4,454          15,336             --             540,539
Other revenues                    207,186           562,601         147,360          64,380          3,976             985,503
Depreciation and
   amortization                    30,647           127,062           1,748           2,878             --             162,335
Other expenses*                   419,272           414,120         109,283          59,372          8,738           1,010,785
------------------------------------------------------------------------------------------------------------------------------
   Pre-tax income                 225,266            74,169          40,783          17,466         (4,762)            352,922
Income taxes                       79,435            26,951          15,329           6,637         (1,810)            126,542
------------------------------------------------------------------------------------------------------------------------------
Net income                    $   145,831        $   47,218        $ 25,454        $ 10,829        $(2,952)        $   226,380
==============================================================================================================================
Average assets                $11,200,707        $4,304,449        $729,081        $486,494        $    --         $16,720,731
------------------------------------------------------------------------------------------------------------------------------
Expenditures for
  long-lived assets           $    56,988        $   33,861        $  1,782        $  5,633        $    --         $    98,264
------------------------------------------------------------------------------------------------------------------------------
1997
Interest income               $   817,327        $   86,151        $ 19,632        $ 17,434        $   749         $   941,293
Interest expense                  377,953            59,561          17,007           3,676             --             458,197
------------------------------------------------------------------------------------------------------------------------------
   Net interest income            439,374            26,590           2,625          13,758            749             483,096
Other revenues                    179,021           330,467          98,311          61,257           (926)            668,130
Depreciation and
   amortization                    26,550            54,587           1,197           3,449             --              85,783
Other expenses*                   370,158           244,813          73,049          54,235          8,121             750,376
------------------------------------------------------------------------------------------------------------------------------
   Pre-tax income                 221,687            57,657          26,690          17,331         (8,298)            315,067
Income taxes                       81,739            22,427          10,002           6,580         (3,153)            117,595
------------------------------------------------------------------------------------------------------------------------------
Net income                    $   139,948        $   35,230        $ 16,688        $ 10,751        $(5,145)        $   197,472
==============================================================================================================================
Average assets                $10,662,569        $1,767,923        $366,416        $483,665        $    --         $13,280,573
------------------------------------------------------------------------------------------------------------------------------
Expenditures for
  long-lived assets           $    32,280        $   19,981        $  1,408        $  2,430        $    --         $    56,099
------------------------------------------------------------------------------------------------------------------------------

* Includes loan loss provision.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting standards require the disclosure of estimated fair values of all asset, liability and off-balance sheet financial instruments. The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. In some cases, book value is a reasonable estimate of fair value due to the relatively short period of time between origination of the instrument and its expected realization. The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as of December 31, 1999 and 1998:

                                                                  AT DECEMBER 31, 1999               At December 31, 1998
                                                               ----------------------------      -----------------------------
                                                                  Book            Fair               Book            Fair
(Dollars in thousands)                                            Value           Value              Value           Value
------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Loans, net of unearned income:
    Floating                                                   $ 4,550,445     $ 4,550,465        $ 4,081,673     $ 4,081,677
    Fixed                                                        4,783,595       4,706,826          4,447,584       4,432,309
    Nonaccrual                                                      29,118          29,118             27,807          27,807
    Allowance for loan losses                                     (139,603)       (139,603)          (136,013)       (136,013)
-------------------------------------------------------------------------------------------------------------------------------
Total net loans                                                  9,223,555       9,146,806          8,421,051       8,405,780
Liquid assets                                                      429,841         429,841            483,754         483,754
Mortgage loans held for sale*                                    2,049,945       2,027,052          4,227,443       4,220,385
Securities available for sale                                    2,332,356       2,332,356          1,816,485       1,816,485
Securities held to maturity                                        768,936         734,853            609,804         610,364
Nonearning assets                                                1,162,332       1,162,332          1,170,477       1,170,477
-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Deposits:
    Defined maturity                                           $ 4,719,036     $ 4,721,510        $ 4,671,206     $ 4,679,626
    Undefined maturity                                           6,639,665       6,639,665          7,051,833       7,051,833
-------------------------------------------------------------------------------------------------------------------------------
Total deposits                                                  11,358,701      11,361,175         11,723,039      11,731,459
Short-term borrowings                                            4,406,511       4,404,640          4,339,292       4,339,673
Term borrowings                                                    358,663         326,708            414,450         420,147
Other noninterest-bearing liabilities                              185,399         184,255            315,805         314,735
Guaranteed preferred beneficial interests in First
    Tennessee's junior subordinated debentures                     100,000          91,559            100,000         111,857
-------------------------------------------------------------------------------------------------------------------------------

* Mortgage loans held for sale had an additional fair value related to mortgage servicing rights of approximately $16.6 million and $46.5 million at December 31, 1999 and 1998, respectively.
Information on the fair value of off-balance sheet financial instruments can be found in Note 23 - Financial Instruments with
Off-Balance Sheet Risk.

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

LIQUID ASSETS. The fair value is approximated by the book value. For the purpose of this disclosure, liquid assets consist of federal funds sold, securities purchased under agreements to resell, capital markets securities inventory and investment in bank time deposits.

MORTGAGE LOANS HELD FOR SALE. Fair values are based primarily on quoted market prices.

SECURITIES AVAILABLE FOR SALE. Fair values are based primarily on quoted market prices.

SECURITIES HELD TO MATURITY. Fair values are based primarily on quoted market prices.

NONEARNING ASSETS. The fair value is approximated by the book value. For the purpose of this disclosure, nonearning assets include cash and due from banks, accrued interest receivable and capital markets receivables.

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

TERM BORROWINGS. The fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers First Tennessee's and FTBNA's debt ratings.

OTHER NONINTEREST-BEARING LIABILITIES. For the purpose of this disclosure, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. Accrued interest, which is not payable until maturity, has been discounted to its present value given current market rates and the maturity structure of the financial instrument. The fair value of capital markets payables approximates the book value.

GUARANTEED PREFERRED BENEFICIAL INTERESTS. The fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers First Tennessee's debt rating.


NOTE 23 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

First Tennessee utilizes various financial instruments as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks that are not reflected on the balance sheet. The activities that currently employ financial instruments with off-balance sheet risk are mortgage banking, interest rate risk management and capital markets operations. First Tennessee also enters into commitments for lending related purposes to meet customers' financial needs. Controls and monitoring procedures for these instruments have been established and are routinely revised. The Asset/Liability Committee (ALCO) monitors the usage and effectiveness of financial instruments. ALCO, in conjunction with senior credit officers, also periodically reviews and revises counterparty credit limits.

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

LENDING RELATED
First Tennessee enters into fixed and variable loan commitments with customers. When these commitments have contract rate adjustments that lag changes in market rates, the financial instruments have characteristics similar to option contracts. First Tennessee follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each counterparty's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

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

Other Commitments include standby and commercial letters of credit and loan purchases agreements. Standby and commercial letters of credit are conditional commitments issued by First Tennessee to guarantee the performance and/or payment of a customer to a third party in connection with specified transactions. Loan purchase agreements are used as credit enhancement to third party special purpose entities (SPEs) that originate or purchase qualifying loans that are funded with commercial paper. The credit risk involved in issuing commercial and standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

The following is a summary of the maximum credit exposure of each class of lending related off-balance sheet financial instruments outstanding at December 31:

(Dollars in millions)                                                                                 1999           1998
-----------------------------------------------------------------------------------------------------------------------------
Commitments to extend credit:
    Consumer credit card lines                                                                      $ 2,065.7      $ 2,246.3
    Consumer home equity                                                                                595.6          534.0
    Commercial real estate and construction and land development                                        743.0          363.6
    Mortgage banking                                                                                  1,348.2        1,783.8
    Commercial and other                                                                              1,478.8        1,835.9
-----------------------------------------------------------------------------------------------------------------------------
Total loan commitments                                                                                6,231.3        6,763.6
Other commitments:
    Standby letters of credit                                                                           266.9          480.1
    Other                                                                                                85.0            7.5
-----------------------------------------------------------------------------------------------------------------------------
Total loan and other commitments                                                                    $ 6,583.2      $ 7,251.2
=============================================================================================================================

The following table shows the notional or contractual amounts and related fair values for the off-balance sheet financial instruments at December 31:

                                                                              1999                           1998
                                                                      -----------------------      --------------------------
                                                                      Notional         Fair         Notional           Fair
(Dollars in millions)                                                   Value          Value          Value            Value
-----------------------------------------------------------------------------------------------------------------------------
Loan commitments                                                      $ 6,231.3         $ .1        $ 6,763.6          $ 2.9
Commercial and standby letters of credit                                  283.7          4.7            487.6            6.0
-----------------------------------------------------------------------------------------------------------------------------
Foreign exchange contracts:
    Contracts to buy                                                  $     (.5)           *        $     (.5)             *
    Contracts to sell                                                        .5            *               .5              *
-----------------------------------------------------------------------------------------------------------------------------
Net position                                                          $      --                     $     --
=============================================================================================================================

* Amount is less than $100,000.
Mortgage banking loan commitments had an additional fair value related to mortgage servicing rights of approximately $8.0 million at December 31, 1999, and $13.2 million at December 31, 1998.

NOTE 23

MORTGAGE BANKING
First Tennessee uses both forward sales commitments and option contracts to protect the market value of mortgage loan commitments in the pipeline and the mortgage warehouse loans awaiting sale in the secondary market. Adverse market interest rate changes, between the time a customer receives a rate-lock commitment and the time the loan is sold to an investor, can erode the value of that mortgage. Therefore, First Tennessee enters into forward sales commitments and option contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans.

First Tennessee enters into interest rate contracts to mitigate the loss in value of its mortgage servicing rights from the effects of increased prepayment activity that generally results from declining interest rates. With respect to the purchased interest rate contracts, First Tennessee is not exposed to loss beyond the initial amount used to purchase the hedge instruments. These financial instruments are included in this discussion to more completely disclose the servicing hedging position. The credit risk inherent in these transactions relates to the possibility of counterparties not performing according to the terms of the contract. This credit risk is controlled through credit approvals, risk control limits and on-going monitoring procedures through ALCO. The credit risk is represented by the aggregate fair value of only those interest rate contracts that currently have a positive fair value.

Interest Rate Forward Contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Interest Rate Option Contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and Floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on all interest rate contracts will increase or decrease as interest rates fluctuate. The following disclosures of the fair value of interest rate contracts are made using available market information and appropriate valuation methodologies. Fair value is defined as the amount First Tennessee would receive or pay in the market to replace the contracts as of the valuation date.


                                                                         1999                                1998
                                                        ------------------------------------       --------------------------
                                                         Notional         Book         Fair         Notional           Fair
(Dollars in millions)                                     Value          Value        Value           Value           Value
-----------------------------------------------------------------------------------------------------------------------------
Interest rate contracts:
Mortgage pipeline and warehouse hedging:
    Forward contracts - commitments to sell             $ 2,137.0             -       $ 19.6        $ 3,925.9         $ (3.1)
    Option contracts - caps purchased*                    1,900.0        $ 17.5         16.2                -              -
    Option contracts - call options written*                    -             -            -           (150.0)          (1.3)
Servicing portfolio hedging*:
    Option contracts - call options purchased                   -             -            -            150.0            1.1
    Floors:
        Purchased                                        20,275.0         133.1         26.8         16,750.0          264.2
        Written                                                 -             -            -         (5,400.0)         (79.7)
    Caps:
        Purchased                                           500.0           7.3          9.8          1,250.0            4.4
        Written                                            (500.0)        (11.5)       (17.1)        (1,250.0)          (9.2)
    Swap options purchased                                1,000.0          17.1         13.7                -              -
    Swaps                                                   625.0         (12.7)       (12.7)               -              -
-----------------------------------------------------------------------------------------------------------------------------

* Option contracts in total had a book value at December 31, 1998, of $173.7 million.

Residential first-lien mortgage loans are originated by First Tennessee to be sold in the secondary market. Some of these loans are sold with provisions of recourse. As of December 31, 1999 and 1998, the outstanding principal amount of these loans and the amount of credit risk was $213.2 million and $154.7 million, respectively. A reserve has been established to cover any inherent losses. These loans are reviewed on a regular basis to ensure that reserves are adequate to provide for foreclosure losses. In addition, First Tennessee originates, sells and services loans guaranteed by the Veterans Administration (VA). A VA guaranty typically covers only the lesser of $46,000 or 25 percent to 50 percent of the unpaid loan balance. In the event of foreclosure, First Tennessee, as a servicer of VA loans, has credit risk to the extent that the outstanding loan balance exceeds the VA guarantee and the value of the underlying real estate. As of December 31, 1999 and 1998, the outstanding principal balance of VA loans serviced was $5.1 billion and $4.5 billion, respectively. These loans are reviewed on a regular basis, and a reserve has been established to cover any inherent losses.

INTEREST RATE RISK MANAGEMENT
First Tennessee's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and liabilities have different maturity or repricing characteristics. First Tennessee uses off-balance sheet financial instruments that are designed to moderate the impact on earnings as interest rates change.

Interest Rate Swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Notional amounts are used in such contracts to calculate interest payments due to counterparties and do not represent credit exposure. The primary risks associated with swaps are the exposure to movements in interest rates and the ability of counterparties to meet the terms of the contracts.



                                                                               Weighted
                                                   Notional         Fair       Average        Final
(Dollars in millions)                                Value         Value     Receive Rate  Maturity In
---------------------------------------------------------------------------------------------------------
1999
Interest rate contracts:
    Swaps - receive fixed/pay floating*             $ 415.0        $ (.7)          5.245%      2000
    Swaps - receive floating/pay floating*            741.7          (.3)          5.870%      2000
    Caps:
       Purchased                                       20.0           .1        Strike 8%      2002
       Written                                        (20.0)         (.1)       Strike 8%      2002
Equity contracts:
     Purchased options                                  1.9           .7                       2003
---------------------------------------------------------------------------------------------------------
1998
Interest rate contracts:
    Swaps - receive fixed/pay floating*             $ 432.0        $  .7           5.837%      1999
    Swaps - receive floating/pay floating*            150.0          (.2)          4.937%      1999
    Caps:
       Purchased                                       20.0           .1        Strike 8%      2002
       Written                                        (20.0)         (.1)       Strike 8%      2002
Equity contracts:
     Purchased options                                  1.9           .7                       2003
---------------------------------------------------------------------------------------------------------

* The weighted average rate paid on interest rate swaps at December 31, 1999, was 6.062 percent and 5.280 percent at December 31, 1998.

CAPITAL MARKETS
Capital markets buys and sells mortgage securities, municipal bonds and other securities for trading purposes. When these securities settle on a delayed basis, they are considered forward contracts. These transactions are measured at fair value, and gains or losses are recognized in earnings as they occur. Capital markets utilize futures contracts, from time to time, to manage exposure arising from the inventory position. Credit risk related to these transactions is controlled through credit approvals, risk control limits and on-going monitoring procedures through ALCO.


                                                    AT                      FOR THE YEAR ENDED
                                             DECEMBER 31, 1999               DECEMBER 31, 1999
                                           -----------------------        ------------------------
                                                                              NET        AVERAGE
                                           NOTIONAL        FAIR              GAIN/        FAIR
(Dollars in millions)                        VALUE         VALUE            (LOSS)        VALUE
--------------------------------------------------------------------------------------------------
Forward contracts:
    Commitments to buy:
       Gain position                       $(1,026.3)      $ 13.5
       Loss position                          (215.0)        (1.6)
    Commitments to sell:
       Gain position                           258.6          2.7
       Loss position                         1,081.2        (15.0)
--------------------------------------------------------------------------------------------------
Net position                               $    98.5       $  (.4)         $ 114.1         $ (1.1)
==================================================================================================

                                                    At                       For the Year Ended
                                             December 31, 1998                December 31, 1998
                                           -----------------------        ------------------------
                                                                              Net         Average
                                            Notional        Fair             Gain/         Fair
(Dollars in millions)                        Value          Value           (Loss)         Value
--------------------------------------------------------------------------------------------------
Forward contracts:
    Commitments to buy:
       Gain position                       $  (855.7)      $  2.3
       Loss position                        (1,639.6)        (3.9)
    Commitments to sell:
       Gain position                         1,707.6          2.5
       Loss position                           779.5         (2.8)
--------------------------------------------------------------------------------------------------
Net position                               $    (8.2)      $ (1.9)         $ 136.5         $ (2.1)
==================================================================================================

NOTE 24 - PARENT COMPANY FINANCIAL INFORMATION

Following are condensed statements of the parent company:

STATEMENTS OF CONDITION
                                                                                                         December 31
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                                  1999           1998
----------------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash                                                                                             $         2    $         1
Securities purchased from subsidiary bank under agreements to resell                                  34,726         36,279
----------------------------------------------------------------------------------------------------------------------------
    Total cash and cash equivalents                                                                   34,728         36,280
Investment in bank time deposits                                                                      76,325         53,171
Securities available for sale                                                                         54,708         59,160
Notes receivable--long-term                                                                               --         75,000
Investments in subsidiaries at equity:
    Bank                                                                                           1,318,122      1,202,910
    Non-bank                                                                                          34,333         33,944
Other assets                                                                                          46,003         45,052
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                     $ 1,564,219    $ 1,505,517
============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Commercial paper and other short-term borrowings                                                 $    16,272    $    23,204
Accrued employee benefits and other liabilities                                                       75,667         73,325
Term borrowings                                                                                      230,813        309,454
----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                                322,752        405,983
Shareholders' equity                                                                               1,241,467      1,099,534
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                       $ 1,564,219    $ 1,505,517
============================================================================================================================

STATEMENTS OF INCOME
                                                                                          Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                             1999           1998            1997
--------------------------------------------------------------------------------------------------------------------------
Dividend income:
    Bank                                                                         $ 116,070      $ 122,484       $ 175,965
    Non-bank                                                                         7,957          6,059           3,557
--------------------------------------------------------------------------------------------------------------------------
Total dividend income                                                              124,027        128,543         179,522
Interest income                                                                     10,147         12,117          11,287
Other income                                                                           250            432             460
--------------------------------------------------------------------------------------------------------------------------
    Total income                                                                   134,424        141,092         191,269
--------------------------------------------------------------------------------------------------------------------------
Interest expense:
    Short-term debt                                                                    840          1,112           1,132
    Term borrowings                                                                 20,355         23,594          22,729
--------------------------------------------------------------------------------------------------------------------------
Total interest expense                                                              21,195         24,706          23,861
Compensation, employee benefits and other expense                                   14,672         12,085          10,903
--------------------------------------------------------------------------------------------------------------------------
    Total expense                                                                   35,867         36,791          34,764
--------------------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in undistributed net income
    of subsidiaries                                                                 98,557        104,301         156,505
Applicable income taxes                                                            (12,061)       (10,522)        (10,458)
--------------------------------------------------------------------------------------------------------------------------
Income before equity in undistributed net income of subsidiaries                   110,618        114,823         166,963
Equity in undistributed net income of subsidiaries:
    Bank                                                                           136,012        110,566          29,439
    Non-bank                                                                           903            991           1,070
--------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                       $ 247,533      $ 226,380       $ 197,472
==========================================================================================================================

STATEMENTS OF CASH FLOWS
                                                                                             Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                1999            1998            1997
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                         $ 247,533       $ 226,380       $ 197,472
Less undistributed net income of subsidiaries                                        136,915         111,557          30,509
-----------------------------------------------------------------------------------------------------------------------------
Income before undistributed net income of subsidiaries                               110,618         114,823         166,963
Adjustments to reconcile income to net cash provided by operating activities:
    Provision/(benefit) for deferred income taxes                                       (807)         (1,207)          1,797
    Depreciation and amortization                                                      3,048           2,101           2,176
    Net change in interest receivable and other assets                                (2,112)         (5,145)         (4,809)
    Net change in interest payable and other liabilities                              17,192          19,415           5,678
-----------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                     17,321          15,164           4,842
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            127,939         129,987         171,805
-----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Securities:
    Sales and prepayments                                                              9,452              --              40
    Purchases                                                                         (5,000)        (35,400)         (3,900)
Increase in investment in bank time deposits                                         (23,154)        (48,077)           (854)
Principle collected on advances to subsidiaries                                       75,500              --              --
Proceeds from sale of a subsidiary                                                     6,652              --              --
Cash investments in subsidiaries                                                      (1,758)         (9,719)         (3,278)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided/(used) by investing activities                                      61,692         (93,196)         (7,992)
-----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Common stock:
    Exercise of stock options                                                         34,457          24,943          24,309
    Cash dividends                                                                   (98,696)        (84,521)        (78,348)
    Repurchase of shares                                                             (41,262)        (61,854)       (169,520)
Term borrowings:
    Issuance                                                                           5,000          35,000         106,793
    Payment                                                                          (83,750)             --              --
Increase/(decrease) in short-term borrowings                                          (6,932)             28          (9,472)
-----------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                               (191,183)        (86,404)       (126,238)
-----------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                  (1,552)        (49,613)         37,575
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                        36,280          85,893          48,318
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $  34,728       $  36,280       $  85,893
=============================================================================================================================
Total interest paid                                                                $  22,225       $  24,035       $  19,167
Total income taxes paid                                                               46,750          25,631          60,050
-----------------------------------------------------------------------------------------------------------------------------

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of First Tennessee National
Corporation:



     We have audited the accompanying consolidated statements of condition of First Tennessee National Corporation (a Tennessee corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee National Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


Arthur Andersen LLP

Memphis, Tennessee,
February 28, 2000.

FIRST TENNESSEE NATIONAL CORPORATION
CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (UNAUDITED)
                                                                                                               Growth Rates (%)
                                                                                                              -----------------
(Dollars in millions except per share data)        1999       1998       1997     1996      1995    1994      99/98     99/94*
-------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans:
  Commercial                                     $  332.1   $  322.5   $  298.9   $277.2   $264.4   $211.6     3.0 +     9.4 +
  Consumer                                          278.3      258.0      248.7    229.9    206.0    166.8     7.9 +    10.8 +
  Permanent mortgage                                 37.5       38.7       51.0     51.7     52.1     44.0     3.1 -     3.1 -
  Credit card receivables                            67.0       67.7       67.9     67.6     65.5     56.6     1.0 -     3.4 +
  Real estate construction                           36.6       39.0       33.1     27.1     23.0     11.4     6.2 -    26.3 +
Investment securities:
  Taxable                                           175.9      155.9      135.3    136.0    130.9    128.9    12.8 +     6.4 +
  Tax-exempt                                          2.7        3.7        4.5      5.1      4.6      5.2    27.0 -    12.3 -
Other earning assets:
  Mortgage loans held for sale                      231.3      205.7       76.9     82.1     54.7     56.0    12.4 +    32.8 +
  Investments in bank time deposits                    .5        2.0         .5       .7       .2       .2    75.0 -    20.1 +
  Federal funds sold and securities
    purchased under agreements to resell             13.9       10.1       11.1      5.0      8.5      7.6    37.6 +    12.8 +
  Capital markets securities inventory               31.4       30.5       13.4     14.1     12.6     12.8     3.0 +    19.7 +
-----------------------------------------------------------------------------------------------------------
         Total interest income                    1,207.2    1,133.8      941.3    896.5    822.5    701.1     6.5 +    11.5 +
-----------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Deposits:
  Savings                                             5.8        7.1        8.2      9.4     10.8     13.4    18.3 -    15.4 -
  Checking interest and money market                104.3      113.2       95.1     92.7     95.8     65.7     7.9 -     9.7 +
  Certificates of deposit under $100,000 and
    other time                                      123.8      144.9      160.5    166.5    167.8    122.0    14.6 -      .3 +
  Certificates of deposit $100,000 and more         165.9      111.5       47.7     46.3     30.6     18.7    48.8 +    54.7 +
Federal funds purchased and securities
  sold under agreements to repurchase               104.7      122.6       89.8     78.0     80.9     40.5    14.6 -    20.9 +
Commercial paper and other short-term borrowings     87.1       72.6       39.2     29.3     25.7     35.6    20.0 +    19.6 +
Federal Reserve Bank penalties                        1.3        1.5        1.8      2.3      2.2      1.1    13.3 -     3.4 +
Term borrowings                                      24.8       19.9       15.9     20.8     18.0      9.6    24.6 +    20.9 +
-----------------------------------------------------------------------------------------------------------
         Total interest expense                     617.7      593.3      458.2    445.3    431.8    306.6     4.1 +    15.0 +
-----------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                 589.5      540.5      483.1    451.2    390.7    394.5     9.1 +     8.4 +
Provision for loan losses                            57.9       51.3       51.1     35.7     20.6     17.2    12.8 +    27.5 +
-----------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION                 531.6      489.2      432.0    415.5    370.1    377.3     8.7 +     7.1 +
-----------------------------------------------------------------------------------------------------------
NONINTEREST INCOME:
Mortgage banking                                    632.8      558.4      330.1    275.4    213.6    188.2    13.3 +    27.4 +
Capital markets                                     126.8      147.4       98.3     85.9     82.8     77.5    13.9 -    10.4 +
Deposit transactions and cash management            106.2       90.4       86.1     78.2     74.1     65.8    17.5 +    10.1 +
Trust services and investment management             59.8       51.2       40.9     34.7     34.4     27.9    16.8 +    16.5 +
Merchant processing                                  49.7       37.5       32.1     24.2     19.2     14.7    32.7 +    27.6 +
Cardholder fees                                      25.6       21.0       19.8     17.2     14.9     15.6    21.5 +    10.4 +
Equity securities gains/(losses)                      2.3        3.9        (.8)    (2.5)     3.2     24.3    40.9 -    37.4 -
Debt securities gains/(losses)                          -          -         .1      (.2)     (.8)    (4.3)   N/A       N/A
All other income and commissions                    119.9       75.7       61.5     58.3     51.2     46.5    58.5 +    20.9 +
-----------------------------------------------------------------------------------------------------------
         Total noninterest income                 1,123.1      985.5      668.1    571.2    492.6    456.2    14.0 +    19.7 +
-----------------------------------------------------------------------------------------------------------
ADJUSTED GROSS INCOME AFTER PROVISION             1,654.7    1,474.7    1,100.1    986.7    862.7    833.5    12.2 +    14.7 +
-----------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE:
Employee compensation, incentives and benefits      633.6      563.6      409.8    385.4    340.5    349.8    12.4 +    12.6 +
Amortization of mortgage servicing rights           103.5       95.5       37.4     26.0     15.0     14.9     8.3 +    47.3 +
Operations services                                  64.6       58.5       49.9     44.1     38.8     33.7    10.3 +    13.9 +
Occupancy                                            73.1       51.4       42.8     39.8     37.9     34.1    42.1 +    16.5 +
Equipment rentals, depreciation and maintenance      57.8       45.8       40.1     34.1     31.8     29.2    26.3 +    14.6 +
Communications and courier                           51.9       41.5       34.9     33.0     29.9     30.7    25.2 +    11.1 +
Amortization of intangible assets                    10.5       11.1        9.6      9.5      8.1      6.4     5.6 -    10.4 +
All other expense                                   280.3      254.4      160.5    132.6    107.7    126.9    10.2 +    17.2 +
-----------------------------------------------------------------------------------------------------------
         Total noninterest expense                1,275.3    1,121.8      785.0    704.5    609.7    625.7    13.7 +    15.3 +
-----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                          379.4      352.9      315.1    282.2    253.0    207.8     7.5 +    12.8 +
Applicable income taxes                             131.9      126.5      117.6    102.3     88.1     60.7     4.3 +    16.8 +
-----------------------------------------------------------------------------------------------------------
NET INCOME                                       $  247.5   $  226.4   $  197.5   $179.9   $164.9   $147.1     9.3 +    11.0 +
===========================================================================================================
FULLY TAXABLE EQUIVALENT ADJUSTMENT              $    3.0   $    3.8   $    4.3   $  5.4   $  5.0   $  4.8    20.8 -     9.0 -
-----------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                               $   1.90   $   1.77   $   1.54   $ 1.34   $ 1.21   $ 1.07     7.3 +    12.2 +
-----------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                       $   1.85   $   1.72   $   1.50   $ 1.32   $ 1.20   $ 1.07     7.6 +    11.6 +
-----------------------------------------------------------------------------------------------------------

* Compound annual growth rate.
Certain previously reported amounts have been reclassified to agree with current presentation. Per share data reflect the 1998 and 1996 two-for-one stock splits.

FIRST TENNESSEE NATIONAL CORPORATION
CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES (UNAUDITED)

                                                                   1999                            1998              Average
                                                     -------------------------------   ----------------------------  Balance
                                                                  Interest  Average              Interest  Average  Growth(%)
(Fully taxable equivalent)                             Average     Income/  Yields/    Average    Income/  Yields/  ----------
(Dollars in millions)                                  Balance     Expense   Rates     Balance    Expense   Rates     99/98
------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
    Commercial                                        $  4,272.0   $  332.7    7.79%   $ 3,966.3  $  323.1    8.15%     7.7 +
    Consumer                                             3,085.0      278.3    9.02      2,794.4     258.1    9.23     10.4 +
    Permanent mortgage                                     456.2       37.5    8.22        481.6      38.7    8.03      5.3 -
    Credit card receivables                                573.4       67.0   11.68        563.5      67.7   12.02      1.8 +
    Real estate construction                               400.2       36.5    9.13        405.4      38.9    9.60      1.3 -
    Nonaccrual loans                                        32.0         .4    1.22         30.9        .9    3.03      3.6 +
-------------------------------------------------------------------------------------------------------------------
        Total loans, net of unearned income              8,818.8      752.4    8.53      8,242.1     727.4    8.83      7.0 +
-------------------------------------------------------------------------------------------------------------------
Investment securities:
    U.S. Treasury and other U.S. government agencies     1,711.1      110.5    6.46      1,795.2     117.8    6.56      4.7 -
    States and municipalities                               50.7        3.8    7.56         69.8       5.4    7.80     27.4 -
    Other                                                  940.9       66.2    7.04        560.8      38.4    6.84     67.8 +
-------------------------------------------------------------------------------------------------------------------
        Total investment securities                      2,702.7      180.5    6.68      2,425.8     161.6    6.66     11.4 +
-------------------------------------------------------------------------------------------------------------------
Other earning assets:
    Mortgage loans held for sale                         3,217.7      231.3    7.19      2,911.2     205.7    7.06     10.5 +
    Investment in bank time deposits                         9.8         .5    4.76         40.8       2.0    4.81     76.0 -
    Federal funds sold and securities purchased
        under agreements to resell                         292.6       13.9    4.75        193.4      10.1    5.22     51.3 +
    Capital markets securities inventory                   542.1       31.6    5.82        507.2      30.8    6.07      6.9 +
-------------------------------------------------------------------------------------------------------------------
        Total other earning assets                       4,062.2      277.3    6.82      3,652.6     248.6    6.80     11.2 +
-------------------------------------------------------------------------------------------------------------------
Total earning assets                                    15,583.7    1,210.2    7.77     14,320.5   1,137.6    7.94      8.8 +
Allowance for loan losses                                 (141.2)                         (133.1)                       6.1 +
Cash and due from banks                                    779.3                           697.6                       11.7 +
Premises and equipment, net                                288.5                           222.4                       29.7 +
Capital markets receivables and other assets             2,110.5                         1,613.3                       30.8 +
-------------------------------------------------------------------------------------------------------------------
Total assets/Interest income                          $ 18,620.8   $1,210.2            $16,720.7  $1,137.6             11.4 +
===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
    Savings                                           $    350.0   $    5.8    1.65%   $   347.5  $    7.1    2.05%      .7 +
    Checking interest and money market                   3,551.2      104.3    2.94      3,403.7     113.2    3.32      4.3 +
    Certificates of deposit under $100,000
      and other time                                     2,398.4      123.8    5.16      2,588.7     144.9    5.60      7.4 -
-------------------------------------------------------------------------------------------------------------------
        Total interest-bearing core deposits             6,299.6      233.9    3.71      6,339.9     265.2    4.18       .6 -
Certificates of deposit $100,000 and more                3,163.9      165.9    5.24      1,992.5     111.5    5.59     58.8 +
Federal funds purchased and securities sold
    under agreements to repurchase                       2,292.9      104.7    4.57      2,456.4     122.6    4.99      6.7 -
Commercial paper and other short-term borrowings         1,631.4       88.4    5.42      1,285.5      74.1    5.76     26.9 +
Term borrowings                                            371.1       24.8    6.69        252.7      19.9    7.91     46.9 +
-------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                      13,758.9      617.7    4.49     12,327.0     593.3    4.81     11.6 +
Demand deposits                                          1,866.6                         1,749.0                        6.7 +
Other noninterest-bearing deposits                         972.0                           915.0                        6.2 +
Capital markets payables and other liabilities             736.5                           633.7                       16.2 +
Guaranteed preferred beneficial interests in
     First Tennessee's junior subordinated debentures      100.0                           100.0                          -
Shareholders' equity                                     1,186.8                           996.0                       19.2 +
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity/Interest
  expense                                             $ 18,620.8   $  617.7            $16,720.7  $  593.3             11.4 +
===================================================================================================================
Net interest income-tax equivalent basis/Yield                     $  592.5   3.80%               $  544.3    3.80%
Fully taxable equivalent adjustment                                    (3.0)                          (3.8)
-------------------------------------------------------------------------------------------------------------------
Net interest income                                                $  589.5                       $  540.5
===================================================================================================================
Net interest spread                                                           3.28%                           3.13%
Effect of interest-free sources used to fund earning assets                    .52                             .67
-------------------------------------------------------------------------------------------------------------------
Net interest margin                                                           3.80%                           3.80%
===================================================================================================================

Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

FIRST TENNESSEE NATIONAL CORPORATION
CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES

                                                                       1997                        1996
                                                          ----------------------------  ---------------------------
                                                                    Interest   Average            Interest  Average
(Fully taxable equivalent)                                Average    Income/   Yields/  Average    Income   Yields/
(Dollars in millions)                                     Balance    Expense    Rates   Balance    Expense   Rates
-------------------------------------------------------------------------------------------------------------------
 ASSETS:
 Earning assets:
 Loans, net of unearned income:
     Commercial                                         $  3,624.8  $ 299.8    8.27%  $ 3,383.5  $ 278.2    8.22%
     Consumer                                              2,760.0    248.7    9.01     2,607.5    229.9    8.82
     Permanent mortgage                                      638.4     51.0    7.99       660.0     51.7    7.83
     Credit card receivables                                 544.7     67.9   12.47       530.2     67.6   12.74
     Real estate construction                                337.4     33.0    9.79       275.1     27.0    9.82
     Nonaccrual loans                                         39.8       .9    2.16        15.8      1.5    9.62
 ------------------------------------------------------------------------------------------------------------------
         Total loans, net of unearned income               7,945.1    701.3    8.83     7,472.1    655.9    8.78
 ------------------------------------------------------------------------------------------------------------------
 Investment securities:
     U.S. Treasury and other U.S. government agencies      1,963.3    129.3    6.59     2,031.2    131.0    6.45
     States and municipalities                                83.7      6.8    8.06        98.1      7.9    8.02
     Other                                                    92.4      6.1    6.65        73.9      4.8    6.51
 ------------------------------------------------------------------------------------------------------------------
         Total investment securities                       2,139.4    142.2    6.65     2,203.2    143.7    6.52
 ------------------------------------------------------------------------------------------------------------------
 Other earning assets:
     Mortgage loans held for sale                          1,005.9     76.9    7.64     1,059.4     82.1    7.74
     Investment in bank time deposits                          9.8       .5    5.05        14.6       .7    5.05
     Federal funds sold and securities purchased
         under agreements to resell                          207.1     11.1    5.37        94.2      5.0    5.30
     Capital markets securities inventory                    204.8     13.6    6.65       218.5     14.5    6.66
 ------------------------------------------------------------------------------------------------------------------
         Total other earning assets                        1,427.6    102.1    7.15     1,386.7    102.3    7.38
 ------------------------------------------------------------------------------------------------------------------
 Total earning assets                                     11,512.1    945.6    8.21    11,062.0    901.9    8.15
 Allowance for loan losses                                  (123.6)                      (117.1)
 Cash and due from banks                                     658.6                        662.8
 Premises and equipment, net                                 195.1                        181.4
 Capital markets receivables and other assets              1,038.4                        799.2
 ------------------------------------------------------------------------------------------------------------------
 Total assets/Interest income                           $ 13,280.6  $ 945.6           $12,588.3  $ 901.9
 ==================================================================================================================
 LIABILITIES AND SHAREHOLDERS' EQUITY:
 Interest-bearing liabilities:
 Interest-bearing deposits:
     Savings                                            $    376.5  $   8.2    2.17%  $   424.3  $   9.4    2.23%
     Checking interest and money market                    2,963.7     95.1    3.21     2,715.9     92.7    3.41
     Certificates of deposit under $100,000
       and other time                                      2,798.0    160.5    5.74     2,885.2    166.5    5.77
 ------------------------------------------------------------------------------------------------------------------
         Total interest-bearing core deposits              6,138.2    263.8    4.30     6,025.4    268.6    4.46
 Certificates of deposit $100,000 and more                   843.0     47.7    5.66       835.8     46.3    5.54
 Federal funds purchased and securities sold
     under agreements to repurchase                        1,790.1     89.8    5.01     1,588.1     78.0    4.91
 Commercial paper and other short-term borrowings            663.0     41.0    6.18       520.1     31.6    6.07
 Term borrowings                                             185.5     15.9    8.60       253.7     20.8    8.24
 ------------------------------------------------------------------------------------------------------------------
 Total interest-bearing liabilities                        9,619.8    458.2    4.76     9,223.1    445.3    4.83
 Demand deposits                                           1,695.8                      1,816.1
 Other noninterest-bearing deposits                          530.1                        268.2
 Capital markets payables and other liabilities              457.5                        383.4
 Guaranteed preferred beneficial interests in
      First Tennessee's junior subordinated debentures        98.6                           --
 Shareholders' equity                                        878.8                        897.5
 ------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity/Interest    $ 13,280.6  $ 458.2           $12,588.3  $ 445.3
   expense
 ==================================================================================================================
 Net interest income-tax equivalent basis/Yield                     $ 487.4    4.23%             $ 456.6    4.13%
 Fully taxable equivalent adjustment                                   (4.3)                        (5.4)
 ------------------------------------------------------------------------------------------------------------------
 Net interest income                                                $ 483.1                      $ 451.2
 ==================================================================================================================
 Net interest spread                                                           3.45%                        3.32%
 Effect of interest-free sources used to fund earning assets                    .78                          .81
 ------------------------------------------------------------------------------------------------------------------
 Net interest margin                                                           4.23%                        4.13%
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

FIRST TENNESSEE NATIONAL CORPORATION
CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATED

                                                                1995                          1994                Average
                                                     --------------------------   ----------------------------    Balance
                                                              Interest  Average              Interest  Average   Growth(%)
(Fully taxable equivalent)                           Average   Income/  Yields/   Average     Income/  Yields/   ---------
(Dollars in millions)                                Balance   Expense   Rates    Balance     Expense   Rates      99/94*
--------------------------------------------------------------------------------------------------------------------------
ASSETS:
Earning assets:
Loans, net of unearned income:
    Commercial                                      $ 3,148.4  $ 265.3    8.43%  $ 2,775.7    $ 212.4     7.65%     9.0  +
    Consumer                                          2,367.1    206.0    8.70     2,082.6      166.8     8.01      8.2  +
    Permanent mortgage                                  658.4     52.1    7.91       557.5       44.0     7.90      3.9  -
    Credit card receivables                             480.4     65.5   13.63       432.7       56.6    13.08      5.8  +
    Real estate construction                            216.4     23.0   10.65       117.3       11.4     9.71     27.8  +
    Nonaccrual loans                                     16.5      1.4    8.48        18.6        1.3     7.25     11.5  +
---------------------------------------------------------------------------------------------------------------
        Total loans, net of unearned income           6,887.2    613.3    8.90     5,984.4      492.5     8.23      8.1  +
---------------------------------------------------------------------------------------------------------------
Investment securities:
    U.S. Treasury and other U.S. government agencies  2,004.3    125.9    6.28     2,063.4      122.8     5.95      3.7  -
    States and municipalities                            81.4      7.0    8.63        84.3        7.8     9.26      9.7  -
    Other                                                75.3      4.9    6.53       101.0        5.9     5.91     56.3  +
---------------------------------------------------------------------------------------------------------------
        Total investment securities                   2,161.0    137.8    6.38     2,248.7      136.5     6.07      3.7  +
---------------------------------------------------------------------------------------------------------------
Other earning assets:
    Mortgage loans held for sale                        706.1     54.7    7.75       767.9       56.0     7.29     33.2  +
    Investment in bank time deposits                      3.1       .2    5.79         5.3         .2     3.88     13.1  +
    Federal funds sold and securities purchased
        under agreements to resell                      157.5      8.5    5.42       191.9        7.6     3.97      8.8  +
    Capital markets securities inventory                179.8     13.0    7.22       208.0       13.1     6.28     21.1  +
---------------------------------------------------------------------------------------------------------------
        Total other earning assets                    1,046.5     76.4    7.30     1,173.1       76.9     6.55     28.2  +
---------------------------------------------------------------------------------------------------------------
Total earning assets                                 10,094.7    827.5    8.20     9,406.2      705.9     7.50     10.6  +
Allowance for loan losses                              (113.0)                      (113.1)                         4.5  +
Cash and due from banks                                 659.0                        659.7                          3.4  +
Premises and equipment, net                             166.0                        149.1                         14.1  +
Capital markets receivables and other assets            552.8                        477.9                         34.6  +
---------------------------------------------------------------------------------------------------------------
Total assets/Interest income                        $11,359.5  $ 827.5           $10,579.8    $ 705.9              12.0  +
===============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
Interest-bearing deposits:
    Savings                                         $   459.5  $  10.8    2.35%  $   544.3    $  13.4     2.47%     8.5  -
    Checking interest and money market                2,378.9     95.8    4.03     2,295.6       65.7     2.86      9.1  +
    Certificates of deposit under $100,000
      and other time                                  2,872.6    167.8    5.84     2,529.4      122.0     4.82      1.1  -
---------------------------------------------------------------------------------------------------------------
        Total interest-bearing core deposits          5,711.0    274.4    4.81     5,369.3      201.1     3.75      3.2  +
Certificates of deposit $100,000 and more               531.9     30.6    5.75       460.2       18.7     4.06     47.0  +
Federal funds purchased and securities sold
    under agreements to repurchase                    1,491.1     80.9    5.43     1,045.6       40.5     3.87     17.0  +
Commercial paper and other short-term borrowings        404.2     27.9    6.90       683.2       36.7     5.37     19.0  +
Term borrowings                                         208.9     18.0    8.63       101.8        9.6     9.41     29.5  +
---------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                    8,347.1    431.8    5.17     7,660.1      306.6     4.00     12.4  +
Demand deposits                                       1,746.8                      1,742.7                          1.4  +
Other noninterest-bearing deposits                      142.7                        142.2                         46.9  +
Capital markets payables and other liabilities          300.1                        275.3                         21.8  +
Guaranteed preferred beneficial interests in
     First Tennessee's junior subordinated debenture       --                           --                          N/A
Shareholders' equity                                    822.8                        759.5                          9.3  +
---------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity/Interest
  expense                                           $11,359.5  $ 431.8           $10,579.8    $ 306.6              12.0  +
===============================================================================================================
Net interest income-tax equivalent basis/Yield                 $ 395.7    3.92%               $ 399.3     4.25%
Fully taxable equivalent adjustment                               (5.0)                          (4.8)
---------------------------------------------------------------------------------------------------------------
Net interest income                                            $ 390.7                        $ 394.5
===============================================================================================================
Net interest spread                                                       3.03%                           3.50%
Effect of interest-free sources used to fund earning                       .89                             .75
---------------------------------------------------------------------------------------------------------------
Net interest margin                                                       3.92%                           4.25%
===============================================================================================================

* Compound annual growth rate
Certain previously reported amounts have been reclassified to agree with current presentation. Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

FIRST TENNESSEE NATIONAL CORPORATION
SELECTED FINANCIAL AND OPERATING DATA
(Dollars in millions except per share data)                1999        1998          1997          1996        1995        1994
--------------------------------------------------------------------------------------------------------------------------------
SUMMARY INCOME STATEMENTS
Interest income                                          $ 1,207.2   $ 1,133.6     $   941.3   $   896.5  $   822.5   $   701.1
Less interest expense                                        617.7       593.3         458.2       445.3      431.8       306.6
--------------------------------------------------------------------------------------------------------------------------------
Net interest income                                          589.5       540.5         483.1       451.2      390.7       394.5
Provision for loan losses                                     57.9        51.3          51.1        35.7       20.6        17.2
--------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision                          531.6       489.2         432.0       415.5      370.1       377.3
Noninterest income                                         1,123.1       985.5         668.1       571.2      492.6       456.2
--------------------------------------------------------------------------------------------------------------------------------
Adjusted gross income after provision                      1,654.7     1,474.7       1,100.1       986.7      862.7       833.5
Noninterest expense                                        1,275.3     1,121.8         785.0       704.5      609.7       625.7
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                   379.4       352.9         315.1       282.2      253.0       207.8
Applicable income taxes                                      131.9       126.5         117.6       102.3       88.1        60.7
--------------------------------------------------------------------------------------------------------------------------------
Net income                                               $   247.5   $   226.4     $   197.5   $   179.9  $   164.9   $   147.1
================================================================================================================================
COMMON STOCK DATA
Basic earnings per share                                 $    1.90   $    1.77     $    1.54   $    1.34  $    1.21   $    1.07
Diluted earnings per share                                    1.85        1.72          1.50        1.32       1.20        1.07
Cash dividends declared per share                              .79        .685          .615       .5475       .485        .435
Year-end book value per share                                 9.52        8.50          7.44        7.14       6.50        5.69
Closing price of common stock per share:
    High                                                   45 3/16    38  1/16        33 3/4     19 5/16    15 7/16    11 15/16
    Low                                                    27 9/16    23 13/16        18 3/8     14 7/16    9 13/16     9  5/16
    Year-end                                               28  1/2    38  1/16        33 3/8     18  3/4    15  1/8    10  3/16
Dividends per share/year-end closing price                     2.8%        1.8%          1.8%        2.9%       3.2%        4.3%
Dividends per share/earnings per share (payout ratio)         42.7        39.8          41.0        41.5       40.4        40.7
Price/earnings ratio                                          15.4x       22.1x         22.3x       14.2x      12.6x        9.5x
Market capitalization                                    $ 3,715.1   $ 4,920.8     $ 4,279.0   $ 2,507.2  $ 2,032.1   $ 1,388.5
Average shares outstanding (thousands)                     130,573     128,235       128,365     134,393    136,050     136,884
Period-end shares outstanding (thousands)                  129,878     128,974       128,209     133,715    134,356     136,296
Volume of shares traded (thousands)                         96,207     107,837       135,205     109,038    131,296      93,384
--------------------------------------------------------------------------------------------------------------------------------
SELECTED AVERAGE BALANCES
Total assets                                             $18,620.8   $16,720.7     $13,280.6   $12,588.3  $11,359.5   $10,579.8
Total loans*                                               8,818.8     8,242.1       7,945.1     7,472.1    6,887.2     5,984.4
Investment securities                                      2,702.7     2,425.8       2,139.4     2,203.2    2,161.0     2,248.7
Earning assets                                            15,583.7    14,320.5      11,512.1    11,062.0   10,094.7     9,406.2
Deposits                                                  12,302.1    10,996.4       9,207.1     8,945.5    8,132.4     7,714.4
Term borrowings                                              371.1       252.7         185.5       253.7      208.9       101.8
Shareholders' equity                                       1,186.8       996.0         878.8       897.5      822.8       759.5
--------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Return on average shareholders' equity                        20.9%       22.7%         22.5%       20.1%      20.0%       19.4%
Return on average assets                                      1.33        1.35          1.49        1.43       1.45        1.39
Net interest margin                                           3.80        3.80          4.23        4.13       3.92        4.25
Allowance for loan losses to loans*                           1.49        1.59          1.51        1.52       1.54        1.69
Net charge-offs to average loans*                              .59         .46           .54         .41        .30         .30
Average total capital to average assets**                     6.91        6.55          7.36        7.13       7.24        7.18
Average shareholders' equity to average assets                6.37        5.96          6.62        7.13       7.24        7.18
Average tangible equity to average tangible assets            5.70        5.23          5.81        6.20       6.36        6.36
Average shareholders' equity to average net loans            13.46       12.28         11.24       12.20      12.15       12.94
--------------------------------------------------------------------------------------------------------------------------------
RETURN TO SHAREHOLDERS
Stock appreciation                                           (25.1)%      14.0%         78.0%       24.0%      48.5%        5.8%
Dividend yield                                                 2.1         2.1           3.3         3.6        4.8         4.5
Annual return                                                (23.0)       16.1          81.3        27.6       53.3        10.3
--------------------------------------------------------------------------------------------------------------------------------

 *  Net of unearned income.
**  Total capital includes shareholders' equity and guaranteed preferred beneficial interests in First Tennessee's junior subordinated debentures.
See accompanying notes to consolidated financial statements. Common stock data reflects the 1998 and 1996 two-for-one stock splits.