Form 10-K, Exhibit 13
period 2005-12-31
FIRST HORIZON NATIONAL CORP
filed 2006-03-08
CIK 36966

FINANCIAL INFORMATION AND DISCUSSION
TABLE OF CONTENTS

First Horizon National Corporation	1

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2005		2004		2003		2002		2001		2000

Net income before cumulative adjustment*	$441.1		$454.4		$473.3		$376.5		$326.4		$232.6
Cumulative effect of changes in accounting principle	(3.1)		-		-		-		(8.2)		-
Net income	438.0		454.4		473.3		376.5		318.2		232.6

Common Stock Data
Earnings per share before cumulative adjustment*	$3.52		$3.64		$3.73		$2.97		$2.55		$1.79
Earnings per share	3.49		3.64		3.73		2.97		2.49		1.79
Diluted earnings per share before cumulative adjustment*	3.42		3.54		3.62		2.89		2.48		1.77
Diluted earnings per share	3.40		3.54		3.62		2.89		2.42		1.77
Cash dividends declared per share	1.74		1.63		1.30		1.05		.91		.88
Year-end book value per share	18.18		16.39		15.01		13.35		11.66		10.70
Closing price of common stock per share:
High	44.55		48.01		47.98		40.45		37.25		29.06
Low	35.13		41.59		36.14		30.05		27.38		16.06
Year-end	38.44		43.11		44.10		35.94		36.26		28.94
Dividends per share/year-end closing price	4.5%		3.8%		2.9%		2.9%		2.5%		3.0%
Dividends per share/diluted earnings per share	51.2		46.0		35.9		36.3		36.7		49.7
Price/earnings ratio	11.3	x	12.2	x	12.2	x	12.4	x	15.0	x	16.3	x
Market capitalization	$4,888.7		$5,368.0		$5,552.0		$4,553.9		$4,597.0		$3,744.7
Average shares (thousands)	125,475		124,731		126,765		126,714		127,777		129,865
Average diluted shares (thousands)	128,950		128,436		130,876		130,221		131,538		131,663
Period-end shares outstanding (thousands)	126,222		123,532		124,834		125,600		125,865		128,745
Volume of shares traded (thousands)	162,220		173,177		176,528		139,946		110,154		99,469

Selected Average Balances
Total assets	$36,560.4		$27,305.8		$25,133.6		$20,704.0		$19,227.2		$19,325.3
Total loans**	18,294.4		15,384.6		12,656.3		10,634.5		10,104.3		9,932.0
Investment securities	2,880.0		2,449.1		2,544.9		2,466.4		2,595.3		2,862.7
Earning assets	31,950.0		23,718.3		21,328.9		17,397.4		16,125.4		16,095.5
Deposits	23,015.8		17,635.5		16,111.6		13,674.8		12,540.6		12,932.0
Term borrowings	2,560.1		2,248.0		1,342.9		685.5		521.5		384.3
Shareholders' equity	2,143.4		1,905.5		1,800.4		1,568.3		1,401.3		1,276.6

Selected Period-End Balances
Total assets	$36,579.1		$29,771.7		$24,506.7		$23,823.1		$20,621.6		$18,559.6
Total loans**	20,600.9		16,427.7		13,990.5		11,345.4		10,283.1		10,239.5
Investment securities	2,912.5		2,681.0		2,470.4		2,700.3		2,525.9		2,839.0
Earning assets	31,578.0		25,952.3		20,621.1		19,999.8		17,085.7		15,193.3
Deposits	23,437.8		19,782.2		15,871.3		16,126.5		13,854.6		12,308.0
Term borrowings	3,437.6		2,616.4		1,726.8		929.7		550.4		409.7
Shareholders' equity	2,312.3		2,041.0		1,890.3		1,691.2		1,477.8		1,384.2

Selected Ratios
Return on average shareholders' equity before cumulative adjustment*	20.58%		23.85%		26.29%		24.00%		23.29%		18.22%
Return on average shareholders' equity	20.43		23.85		26.29		24.00		22.71		18.22
Return on average assets before cumulative adjustment*	1.21		1.66		1.88		1.82		1.70		1.20
Return on average assets	1.20		1.66		1.88		1.82		1.66		1.20
Net interest margin	3.08		3.62		3.78		4.35		4.29		3.75
Allowance for loan losses to loans**	.92		.96		1.15		1.27		1.46		1.36
Net charge-offs to average loans**	.21		.27		.54		.93		.80		.62
Period-end shareholders' equity to period-end assets	6.32		6.86		7.71		7.10		7.17		7.46
Average tangible equity to average tangible assets	4.87		6.24		6.37		6.70		6.66		5.98

* Cumulative adjustment reflects the effect of changes in accounting principles related to FASB Interpretation No. 47 and derivatives.
** Net of unearned income.

See accompanying notes to consolidated financial statements.

2	First Horizon National Corporation

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL INFORMATION

First Horizon National Corporation (FHN) is a national financial services institution. From a small community bank chartered in 1864, FHN has grown to be one of the top 30 largest bank holding companies in the United States in terms of asset size.

Approximately 13,000 employees provide a broad array of financial services to individual and business customers through hundreds of offices located in 46 states.

FHN companies have been recognized as some of the nation's best employers by AARP, Working Mother and Fortune magazines. FHN also was named one of the nation's 100 best corporate citizens by Business Ethics magazine.

FHN provides a broad array of financial services to its customers through three national businesses. The combined strengths of our businesses create an extensive range of financial products and services. In addition, the corporate segment provides essential support within the corporation.

•	Retail/Commercial Banking offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, the retail/commercial bank provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, merchant services, check clearing, and correspondent services.

•	Mortgage Banking helps provide home ownership through First Horizon Home Loans, which operates offices in 44 states and is one of the top 15 mortgage servicers and top 20 originators of mortgage loans to consumers. This segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses.

•	Capital Markets provides a broad spectrum of financial services for the investment and banking communities through the integration of capital markets securities activities, equity research and investment banking.

•	Corporate consists of unallocated corporate expenses, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, funds management and venture capital.

For the purpose of this management's discussion and analysis (MD&A), earning assets have been expressed as averages, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying consolidated financial statements and notes. A glossary is included at the end of the MD&A to assist with terminology.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties

First Horizon National Corporation	3

and contingencies, many of which are beyond a company's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, general and local economic and business conditions; expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve (which can have a significant impact on a financial services institution); market and monetary fluctuations; inflation or deflation; investor responses to these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness of FHN's hedging practices; technology; demand for FHN's product offerings; new products and services in the industries in which FHN operates; and critical accounting estimates. Other factors are those inherent in originating and servicing loans including prepayment risks, pricing concessions, fluctuation in U.S. housing prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, and other regulators; regulatory and judicial proceedings and changes in laws and regulations applicable to FHN; and FHN's success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ. FHN assumes no obligation to update any forward-looking statements that are made from time to time. Actual results could differ because of several factors, including those presented in this Forward-Looking Statements section.

FINANCIAL SUMMARY

Earnings for 2005 were $438.0 million, or $3.40 diluted earnings per share, including the cumulative effect of a change in accounting principle. Earnings before the unfavorable cumulative effect ($3.1 million, net of taxes) were $441.1 million or $3.42 diluted earnings per share. Earnings for 2004 were $454.4 million, or $3.54 diluted earnings per share.

•	Retail/Commercial Banking pre-tax income increased 21 percent to $475.1 million

•	Commercial loans grew 30 percent and retail loans grew 10 percent in 2005

•	Retail/Commercial Banking deposits grew 12 percent in 2005 to $10.8 billion

•	Capital Markets and Mortgage Banking pre-tax income decreased in 2005 as the continued flattening of the yield curve created pressure on earnings

•	Cross-sell penetration of banking products to mortgage customers increased to 38 percent in 2005

•	Home-purchase originations grew 25 percent as expansion of the sales force increased market share

•	Capital Markets revenues from products other than fixed income grew 10 percent in 2005

Generally, FHN's performance in 2005 was driven by Retail/Commercial Banking which contributed 74 percent of pre-tax income. National expansion continues to favorably impact the bank's performance through successful cross-sell penetration to mortgage customers and expansion of the banking franchise into new markets. Additionally, FHN's leading market position in Tennessee has grown through an expanding sales force, the addition of financial centers in a key metropolitan market and successful marketing to customers of merging banks. The success of these initiatives can be seen through loan growth of 18 percent and deposit growth of 12 percent compared to 2004. Asset quality indicators also remained positive with a net charge-off ratio of 21 basis points compared to 27 basis points in 2004.

Mortgage Banking produced 29 percent of pre-tax income in both 2005 and 2004. Results for 2005 were favorably impacted by a 17 percent increase in mortgage loan originations and a similar increase in the associated revenues. This growth was led by a 25 percent increase in home-purchase originations as expansion of the sales force increased market share. In addition, fees associated with mortgage servicing increased 22 percent as the servicing portfolio grew, and servicing profitability continued to improve as the servicing cost per loan decreased 10 percent. However, continued flattening of the yield curve during 2005 unfavorably impacted Mortgage Banking's results through

4	First Horizon National Corporation

compression of the spread on the warehouse and unfavorable net hedge results and trading securities valuations.

Capital Markets contributed four percent of pre-tax income in 2005 as it continued to be negatively impacted by the flattening of the yield curve with reduced revenues from fixed income products and compressed spread on securities inventories. However, revenues continued to reflect strong diversification as revenue from fee sources other than fixed income increased 10 percent in 2005, primarily due to increased fees from investment banking and loan sales activities.

The Corporate segment, which absorbs costs associated with supporting the corporate structure, yielded a pre-tax loss of $45.2 million, or a negative seven percent of pre-tax income, in 2005.

2005 results include a charge of $3.1 million, net of taxes, or $0.02 diluted earnings per share, reflecting the cumulative effect of a change in accounting principle related to the adoption of FASB Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 requires recognition of a liability at the time of acquisition or construction for assets that will require certain remediation expenditures when the assets are removed from service. The adoption of FIN 47 is not expected to have a material effect on earnings in 2006. In addition, the adoption of Staff Accounting Bulletin (SAB) No. 105 in 2004, which prohibited the inclusion of estimated servicing cash flows within the valuation of interest rate lock commitments, lowered pre-tax earnings by $8.4 million in 2004 and diluted earnings per share by $0.04. FHN previously included a portion of the value of the associated servicing cash flows when recognizing loan commitments at inception and throughout their lives. This impact was a one-time accounting change and does not affect the ongoing economic value of this business.

Return on average shareholders' equity and return on average assets for 2005 were 20.4 percent and 1.20 percent, respectively. Excluding the cumulative effect, return on average shareholders' equity and return on average assets were 20.6 percent and 1.21 percent, respectively, compared to 23.9 percent and 1.66 percent in 2004. Total assets were $36.6 billion and shareholders' equity was $2.3 billion on December 31, 2005, compared to $29.8 billion and $2.0 billion, respectively, on December 31, 2004. The increase in total assets resulted from growth in Capital Markets' balance sheet due to the 2005 acquisition of the fixed income business of Spear, Leeds and Kellogg (SLK) and loan growth in Retail/Commercial Banking.

BUSINESS LINE REVIEW

Retail/Commercial Banking

Pre-tax income increased 21 percent to $475.1 million in 2005 compared to $392.5 million in 2004. Retail/Commercial Banking contributed 74 percent of total pre-tax income in 2005 compared to 59 percent in 2004. Total revenues increased 16 percent, or $191.9 million, in 2005.

Net interest income increased 24 percent to $859.1 million in 2005 from $694.1 million in 2004. The increase in net interest income is primarily attributable to 18 percent loan growth, with commercial loans growing 30 percent to $8.7 billion from $6.7 billion and retail loans growing 9 percent to $9.5 billion from $8.7 billion. This growth resulted from expansion of the sales force, which increased market share in the core bank, as well as cross-sell opportunities in FHN's national markets with a substantial mortgage presence. Deposit account balances increased 12 percent compared to 2004. Net interest margin in Retail/Commercial Banking was stable in 2005 at 4.28 percent compared to 4.31 percent in 2004.

Noninterest income grew 6 percent, or $26.9 million, led by an increase of $15.7 million in revenue from loan sales and securitizations of home equity lines of credit (HELOC) and second-lien mortgages as FHN continues to utilize securitizations to manage liquidity and fund new loan growth. Partially offsetting this was a negative impact of $14.5 million, which resulted from the write-off of net capitalized expenses on HELOC held for sale as they prepaid faster than anticipated. Merchant

First Horizon National Corporation	5

processing fees grew 18 percent, or $13.5 million, reflecting increased volume from existing customers as well as an expanded customer base. Fees from deposit services charges increased 5 percent, or $7.7 million, reflecting deposit growth. As FHN continues to divest non-strategic activities, results for 2005 included $7.0 million of divestiture gains from the sale of three financial centers. Similarly, in 2004 divestiture gains of $7.0 million resulted from the sale of certain merchant relationships and an insurance subsidiary.

The provision for loan losses increased to $67.1 million in 2005 from $48.4 million in 2004 as the loan portfolio grew by 18 percent. This increase included $3.8 million in 2005 related to losses in the areas impacted by Hurricanes Katrina and Rita. The net charge-off ratio continued to remain at low levels with 21 basis points in 2005 compared to 27 basis points in 2004, reflecting the stable risk profile of both the commercial and retail loan portfolios.

Noninterest expense was $827.0 million in 2005 compared to $736.4 million in 2004 reflecting higher personnel costs which were largely attributable to national expansion initiatives. The efficiency ratio for retail/commercial banking improved to 60.4 percent in 2005 from 62.6 percent in 2004.

Mortgage Banking

Pre-tax income was $191.6 million in 2005 compared to $195.2 million in 2004. Mortgage Banking contributed 29 percent of total pre-tax income in 2005 and 2004. Total revenues increased 6 percent, or $39.9 million, in 2005.

Net interest income decreased 4 percent to $146.8 million in 2005 from $153.4 million in 2004. The warehouse grew 19 percent; however, the flattening of the yield curve resulted in compression of the spread on the warehouse. Spread on the warehouse was 2.47 percent in 2005 compared to 3.80 percent for 2004.

Noninterest income increased 10 percent to $511.4 million in 2005 compared to $464.9 million in 2004. Noninterest income consists primarily of mortgage banking-related revenue, net of costs, from the origination and sale of mortgage loans, fees from mortgage servicing and mortgage servicing rights (MSR) net hedge gains or losses. Mortgage servicing noninterest income is net of amortization, impairment and other expenses related to MSR and related hedges.

Mortgage loan origination volumes increased 17 percent to $35.7 billion in 2005 from $30.5 billion in 2004, as home purchase-related originations grew 25 percent, or $4.2 billion, and refinance activity grew 7 percent, or $1.0 billion. The increase in home purchase originations demonstrates FHN's success in executing its strategy to grow the purchase market and reflects a sales force of 2,600, which increased by 200, or 9 percent, from 2004. Loans delivered into the secondary market increased 18 percent to $34.6 billion from $29.3 billion. Net revenue from origination activity increased 17 percent to $398.7 million from $339.8 million in 2004.

The mortgage-servicing portfolio (which includes servicing for ourselves and others) grew 10 percent to $95.3 billion on December 31, 2005, from $86.6 billion on December 31, 2004. Total fees associated with mortgage servicing increased 22 percent to $280.2 million from $230.3 million, reflecting growth in the servicing portfolio and the favorable impact of lower prepayment activity. The growth in the servicing portfolio and rising interest rates led to a 26 percent increase in capitalized mortgage servicing rights and a 24 percent, or $36.2 million, increase in amortization expense compared to 2004. In addition, net servicing revenues were unfavorably impacted by a decline in net hedge gains of $41.1 million in 2005 as the continued flattening of the yield curve negatively impacted income from swaps and rising interest rates led to increased option expense.

Noninterest expense increased 10 percent to $466.0 million in 2005 compared to $423.2 million in 2004 due to costs associated with the increased volume of loans delivered into the secondary market. However, as a result of reduced refinancing activity and improvements in processes and technology, productivity improved resulting in a 10 percent reduction of servicing costs per loan compared to year-end 2004.

6	First Horizon National Corporation

Capital Markets

Pre-tax income declined from $88.2 million in 2004 to $23.7 million in 2005 primarily due to a decrease in fixed income revenues and net interest income. Total revenues were $339.3 million in 2005 compared to $389.1 million in 2004.

Net interest income decreased $33.8 million, reflecting a $19.4 million incremental cost of equity charge, largely related to the capital requirements of the SLK acquisition in first quarter 2005, and the compression of the spread on Capital Markets' securities inventory resulting from the flattening of the yield curve.

Revenues from fixed income sales decreased $30.8 million from 2004, while revenues from other fee sources increased $14.8 million. Revenues from other fee sources include fee income from activities such as loan sales, investment banking, equity research, portfolio advisory and the sale of bank-owned life insurance. Revenue from these other sources represented 45 percent of total noninterest income in 2005 compared to 39 percent in 2004 and increased 10 percent to $165.6 million from $150.8 million, primarily due to increased fees from investment banking and loan sales activities.

Noninterest expense increased 5 percent, or $14.7 million, primarily due to amortization and other increased costs resulting from the SLK acquisition and the acquisition of the assets of Alterity Partners, LLC (Alterity) on September 23, 2004.

Corporate

The Corporate segment's results yielded a pre-tax loss of $45.2 million in 2005 compared to a pre-tax loss of $9.1 million in 2004. Net security losses were $.6 million in 2005 compared to net security gains of $19.8 million in 2004 resulting from the sale of debt securities as the size of the investment portfolio was temporarily reduced to balance an increase in loans held for sale resulting from a delay in the closing of a securitization and from net gains due to the liquidation of a holding company investment. Results in 2005 include $10.8 million in dividend expense on $300 million of noncumulative perpetual preferred stock issued in first quarter 2005.

INCOME STATEMENT REVIEW – 2005 COMPARED TO 2004

Total revenue increased 7 percent to $2,383.8 million from $2,219.4 million in 2004, including a 15 percent increase in net interest income and a 3 percent increase in noninterest income. A more detailed discussion of the major line items follows.

NET INTEREST INCOME

Net interest income increased 15 percent to $984.1 million in 2005 from $856.3 million in 2004 as earning assets grew 35 percent to $31.9 billion and interest-bearing liabilities grew 40 percent to $27.4 billion in 2005. See also the Consolidated Average Balance Sheet and Related Yields and Rates table.

The activity levels and related funding for FHN's mortgage production and servicing and capital markets activities affect the net interest margin. These activities typically produce different margins than traditional banking activities. Mortgage production and servicing activities can affect the overall margin based on a number of factors, including the size of the mortgage warehouse, the time it takes to deliver loans into the secondary market, the amount of custodial balances, and the level of MSR. Capital Markets' activities tend to compress the margin because of its strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result of these impacts, FHN's consolidated margin cannot be readily compared to that of other bank holding companies. Table 1 details the computation of the net interest margin for FHN for the last three years.

The consolidated net interest margin was 3.08 percent for 2005 compared to 3.62 percent for 2004. This compression in the margin occurred as the net interest spread decreased to 2.64

First Horizon National Corporation	7

percent from 3.33 percent in 2004 while earning assets and net interest income increased. The decline in the margin is attributable to two items, the acquisition of SLK and a flatter yield curve. The acquisition of SLK in first quarter 2005 increased the negative pressure on the corporate margin as Capital Markets' balance sheet grew $3.6 billion. In addition, Mortgage Banking negatively impacted the corporate margin in 2005 as the flattening of the yield curve decreased spread on the warehouse by 133 basis points to 2.47 percent.

Table 1 - Net Interest Margin

	2005	2004	2003

Consolidated yields and rates:
Loans, net of unearned income	6.20%	5.04%	5.20%
Loans held for sale	6.28	5.43	5.18
Investment securities	4.34	4.28	4.40
Capital markets securities inventory	4.70	3.56	3.76
Mortgage banking trading securities	12.27	12.05	10.94
Other earning assets	2.87	1.06	.75

Yields on earning assets	5.76	4.92	4.94

Interest-bearing core deposits	2.03	1.39	1.38
Certificates of deposit $100,000 and more	3.34	1.57	1.34
Federal funds purchased and securities sold under agreements to repurchase	2.98	1.22	.99
Capital markets trading liabilities	5.28	3.80	4.04
Commercial paper and other short-term borrowings	3.55	1.96	2.06
Term borrowings	3.96	2.24	2.64

Rates paid on interest-bearing liabilities	3.12	1.59	1.48

Net interest spread	2.64	3.33	3.46
Effect of interest-free sources	.44	.29	.32

FHN – NIM	3.08%	3.62%	3.78%

Certain previously reported amounts have been reclassified to agree with current presentation.

In the near-term, a modest compression of the net interest margin is expected as flattening of the yield curve negatively impacts the spread on the mortgage warehouse. Over the long term, FHN's strategies to manage the interest rate sensitivity of the balance sheet position are designed to allow the net interest margin to improve in a higher interest rate environment. Flattening in the spread between short-term and long-term interest rates generally has an unfavorable impact on net interest margin, primarily from narrower spreads on the mortgage warehouse and capital markets inventories.

8	First Horizon National Corporation

Table 2 shows how the changes in yields or rates and average balances compared to the prior year affected net interest income.

Table 2 - Analysis of Changes in Net Interest Income

	2005 Compared to 2004 Increase/(Decrease) Due to*			2004 Compared to 2003 Increase/(Decrease) Due to*
(Fully taxable equivalent) (Dollars in thousands)	Rate**	Volume**	Total	Rate**	Volume**	Total

Interest income - FTE:
Loans	$198,298	$160,522	$358,820	$(22,647)	$139,657	$117,010
Loans held for sale	40,180	110,870	151,050	10,240	(12,500)	(2,260)
Investment securities:
U.S. Treasury	391	(125)	266	22	54	76
U.S. government agencies	547	18,978	19,525	3,006	3,886	6,892
States and municipalities	(135)	(333)	(468)	(63)	(739)	(802)
Other	863	130	993	(5,230)	(8,084)	(13,314)

Total investment securities	1,888	18,428	20,316	(3,164)	(3,984)	(7,148)

Capital markets securities inventory	11,064	63,509	74,573	(1,800)	(5,038)	(6,838)
Mortgage banking trading securities	563	10,007	10,570	1,818	7,922	9,740
Other earning assets:
Federal funds sold and securities purchased under agreements to resell	25,531	32,347	57,878	2,162	541	2,703
Investment in bank time deposits	197	(5)	192	5	71	76

Total other earning assets	25,810	32,260	58,070	2,178	601	2,779

Total earning assets/total interest income - FTE	224,523	448,876	$673,399	(7,145)	120,428	$113,283

Interest expense:
Interest-bearing deposits:
Savings	$13	$(4)	$9	$(402)	$(32)	$(434)
Checking interest and money market	32,162	3,296	35,458	54	1,224	1,278
Certificates of deposit under $100,000 and other time	9,261	9,692	18,953	291	2,630	2,921

Total interest-bearing core deposits	42,761	11,659	54,420	8	3,757	3,765

Certificates of deposit $100,000 and more	168,797	87,183	255,980	12,972	25,696	38,668
Federal funds purchased and securities sold under agreements to repurchase	78,305	13,201	91,506	8,445	(274)	8,171
Capital markets trading liabilities	10,401	49,773	60,174	(1,327)	(772)	(2,099)
Commercial paper and other short-term borrowings	3,787	28,903	32,690	(162)	(283)	(445)
Term borrowings	43,163	7,723	50,886	(6,146)	20,991	14,845

Total interest-bearing liabilities/total interest expense	386,333	159,323	$545,656	18,827	44,078	$62,905

Net interest income - FTE			$127,743			$50,378

*	The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.
**	Variances are computed on a line-by-line basis and are non-additive.
Certain previously reported amounts have been reclassified to agree with current presentation.

First Horizon National Corporation	9

NONINTEREST INCOME

Noninterest income provides the majority of FHN's revenue and contributed 59 percent to total revenue in 2005 compared with 61 percent in 2004. Noninterest income increased $36.6 million led by increases in mortgage banking noninterest income and revenue from loan sales and securitizations. Table 3 provides six years of detailed information concerning FHN's noninterest income. The following discussion provides additional information about various line items reported in the table.

Table 3 - Noninterest Income

							Compound Annual Growth Rates (%)

(Dollars in thousands)	2005	2004	2003	2002	2001	2000	05/04		05/00

Noninterest income:
Mortgage banking	$482,950	$444,758	$649,496	$436,706	$285,032	$122,454	8.6	+	31.6	+
Capital markets	353,005	376,558	538,919	448,016	344,278	118,709	6.3	-	24.4	+
Deposit transactions and cash management	156,190	148,514	146,701	143,315	133,631	116,080	5.2	+	6.1	+
Merchant processing	88,581	75,086	57,609	48,403	45,426	48,232	18.0	+	12.9	+
Insurance commissions	54,091	56,109	57,811	50,446	16,844	12,203	3.6	-	34.7	+
Revenue from loan sales and securitizations	47,575	23,115	-	-	-	-	105.8	+	NM
Trust services and investment management	44,614	47,274	45,873	48,369	56,705	65,817	5.6	-	7.5	-
Gains on divestitures	7,029	7,000	22,498	4,550	80,357	157,635	NM		NM
Equity securities (losses)/gains, net	(579)	2,040	8,491	(9,435)	(3,290)	754	NM		NM
Debt securities gains/(losses), net	1	18,708	(6,113)	255	(1,041)	(4,961)	NM		NM
All other income:
Cardholder fees	27,381	25,075	22,698	20,145	20,137	29,666	9.2	+	1.6	-
Other service charges	22,470	19,709	19,810	21,204	24,932	23,199	14.0	+	.6	-
Remittance processing	15,411	19,515	23,666	26,016	22,820	24,314	21.0	-	8.7	-
Check clearing fees	7,333	10,052	11,839	13,180	11,615	11,129	27.0	-	8.0	-
Other	93,704	89,673	68,286	60,765	57,575	71,866	4.5	+	5.5	+

Total other income	166,299	164,024	146,299	141,310	137,079	160,174	1.4	+	.8	+

Total noninterest income	$1,399,756	$1,363,186	$1,667,584	$1,311,935	$1,095,021	$797,097	2.7	+	11.9	+

NM - Due to the variable nature of these items the growth rate is considered to be not meaningful.

Mortgage Banking

First Horizon Home Loans, an indirect subsidiary of FHN, offers residential mortgage banking products and services to customers, which consist primarily of the origination or purchase of single-family residential mortgage loans. First Horizon Home Loans originates mortgage loans through its retail and wholesale operations and also purchases mortgage loans from third-party mortgage bankers (correspondent brokers) for sale to secondary market investors and subsequently services the majority of those loans. Table 4 provides a summary of First Horizon Home Loans' production/origination of mortgage loans during 2005, 2004 and 2003.

10	First Horizon National Corporation

Table 4 - Production/Origination of Mortgage Loans

	2005	2004	2003

Retail channel	57%	57%	56%
Wholesale channel	38	36	35
Correspondent brokers	5	7	9

Origination income includes origination fees, net of costs, gains or losses recognized on loans sold including the capitalized net present value of the MSR, and the value recognized on loans in process including results from hedging. Origination fees, net of costs (including incentives and other direct costs), are deferred and included in the basis of the loans in calculating gains and losses upon sale. Gains or losses from the sale of loans are recognized at the time a mortgage loan is sold into the secondary market. A portion of the gain or loss is recognized at the time an interest rate lock commitment is made to the customer. In second quarter 2004, FHN adopted SAB No. 105, which prohibited the inclusion of estimated servicing cash flows within the valuation of interest rate lock commitments under SFAS No. 133. Previously, FHN included a portion of the value of the associated servicing cash flows when recognizing loan commitments at inception and throughout their lives. The adoption of SAB No. 105, which lowered pre-tax earnings by $8.4 million in 2004, was a one-time change and does not affect the ongoing economic value of this business.

Servicing income includes servicing fees, net gains or losses from hedging MSR, amortization and impairment of MSR, and gains or losses related to fair value adjustments on retained interests classified as mortgage trading securities, primarily interest-only strips, and associated hedges. First Horizon Home Loans employs hedging strategies intended to counter changes in the value of MSR and other retained interests due to changing interest rate environments (refer to discussion of MSR under Critical Accounting Policies).

Other income includes FHN's share of earnings from nonconsolidated subsidiaries accounted for under the equity method which provide ancillary activities to mortgage banking. As shown in Table 5, total mortgage banking noninterest income increased 9 percent in 2005.

Table 5 - Mortgage Banking Noninterest Income

				Compound Annual Growth Rates (%)

(Dollars in thousands and volume in millions)	2005	2004	2003	05/04		05/03

Noninterest income:
Origination income	$398,726	$339,845	$602,203	17.3	+	18.6	-
Servicing income	58,188	83,796	8,186	30.6	-	166.6	+
Other	26,036	21,117	39,107	23.3	+	18.4	-

Total mortgage banking noninterest income	$482,950	$444,758	$649,496	8.6	+	13.8	-

Refinance originations - first lien	$14,778.8	$13,791.5	$33,810.7	7.2	+	33.9	-
Home-purchase originations - first lien	20,903.1	16,673.8	13,280.1	25.4	+	25.5	+

Mortgage loan originations	$35,681.9	$30,465.3	$47,090.8	17.1	+	13.0	-

Servicing portfolio	$95,283.8	$86,586.9	$68,913.7	10.0	+	17.6	+

Certain previously reported amounts have been reclassified to agree with current presentation.

Origination income was $398.7 million in 2005 compared to $339.8 million in 2004, primarily reflecting increased origination volume driven by growth in home-purchase originations as an expanded sales force led to market share gains. Loans securitized and sold into the secondary market increased 18 percent to $34.6 billion as origination volume increased.

Servicing income decreased to $58.2 million in 2005 from $83.8 million in 2004. As the servicing portfolio grew 10 percent in 2005, total fees associated with mortgage servicing increased 22 percent or $49.9 million. However, servicing income was unfavorably impacted by a decline in net hedge gains of $41.1 million in 2005 as the continued flattening of the yield curve negatively impacted

First Horizon National Corporation	11

income from swaps and rising interest rates led to increased option expense. In addition, the increase in size of the servicing portfolio and rising interest rates led to a 26 percent increase in capitalized mortgage servicing rights and a 24 percent, or $36.2 million, increase in amortization expense. However, impairment costs decreased $1.8 million to $35.2 million in 2005 due to the impact that rising interest rates had on the reduced number of loans paying off prematurely.

Other mortgage income increased 23 percent to $26.0 million for 2005 compared with $21.2 million in 2004 primarily due to changes in ancillary activities which include mortgage insurance, flood insurance, credit report, appraisal and tax services.

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

Capital Markets

Capital markets noninterest income, the major component of revenue in the Capital Markets segment, is primarily generated from the purchase and sale of securities as both principal and agent, and from investment banking, loan sales, portfolio advisory and equity research activities. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff. Inventory is hedged to protect against movements in fair value due to changes in interest rates.

Capital markets noninterest income decreased to $353.0 million in 2005 from $376.5 million in 2004, as revenues from fixed income sales fell $30.8 million. Revenues from other fee sources represented 43 percent of total noninterest income in 2005 compared to 38 percent in 2004. These revenues increased 5 percent from 2004, primarily due to increased fees from investment banking.

Table 6 - Capital Markets Noninterest Income

				Compound Annual Growth Rates (%)

(Dollars in thousands)	2005	2004	2003	05/04		05/03

Noninterest income:
Fixed income	$202,105	$232,917	$366,488	13.2	-	25.7	-
Other products and services	150,900	143,641	172,431	5.1	+	6.5	-

Total capital markets noninterest income	$353,005	$376,558	$538,919	6.3	-	19.1	-

Certain previously reported amounts have been reclassified to agree with current presentation.

Deposit Transactions and Cash Management

Deposit transactions include services related to retail deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (automated clearing house and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Noninterest income from deposit transactions and cash management increased to $156.2 million in 2005 from $148.5 million in 2004, reflecting deposit growth.

Merchant Processing

Merchant processing involves converting transactions from plastic media such as debit cards, credit cards, purchase cards, and private label credit cards into cash for merchants that sell goods and services to consumers and businesses. Fee income from merchant processing increased 18 percent in 2005 to $88.6 million from $75.1 million in 2004, reflecting increased volume from existing customers as well as an expanded customer base.

12	First Horizon National Corporation

Insurance Commissions

Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance. Noninterest income from insurance commissions decreased to $54.1 million in 2005 from $56.1 million in 2004 due to certain small agency divestitures which lowered commissions by $2.9 million in 2005.

Revenue from Loan Sales and Securitizations

Revenue from loan sales and securitizations includes net gains recognized on HELOC and second-lien mortgage loans sold, including the capitalized net present value of the MSR, servicing fees, amortization and impairment of MSR, and gains or losses related to fair value adjustments on retained interests classified as mortgage trading securities. Noninterest income from loans sales and securitizations increased to $47.6 million in 2005 compared to $23.1 million in 2004 as FHN continues to utilize loan sales and securitizations to manage liquidity and fund new loan growth.

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are influenced by equity and fixed income market activity. Noninterest income from trust services and investment management was $44.6 million in 2005 compared to $47.3 million in 2004.

Gains on Divestitures

Gains from divestitures totaled $7.0 million in 2005 and in 2004. FHN continues to divest non-strategic activities, and in 2005 recognized divestiture gains from the sale of three financial centers in a non-strategic Tennessee market. Divestiture gains in 2004 resulted from the sale of certain merchant relationships and an insurance subsidiary. See Note 2 - Acquisitions/Divestitures for additional information.

Securities Gains/(Losses)

In 2005 there were $.6 million of net securities losses compared to $20.7 million of net securities gains in 2004. Net securities losses for 2005 were primarily due to other-than-temporary impairment of certain equity securities. In 2004, net securities gains included $18.7 million of gains from the sale of investments securities, a gain of $5.5 million from the liquidation of a holding company investment, and a loss of $3.9 million related to other-than-temporary impairment of an investment in Freddie Mac equity securities.

All Other Income

All other income, which includes cardholder fees, remittance processing income, check clearing fees and other service charges, was $166.3 million in 2005 compared to $164.0 million in 2004.

NONINTEREST EXPENSE

Total noninterest expense for 2005 increased 11 percent to $1,670.9 million from $1,504.3 million in 2004. Table 8 provides detail by category for the past six years with growth rates.

Employee compensation, incentives and benefits (personnel expense), the largest component of noninterest expense, increased 9 percent to $998.2 million from $915.0 million in 2004 primarily due to national expansion initiatives. Included in personnel expense is the net periodic benefit cost for FHN's pension plan of $8.1 million in 2005, as compared to $7.1 million in 2004. FHN anticipates, based on current conditions, that net periodic benefit cost for the Pension Plan will increase by $3.2 million in 2006 due to normal growth in the qualified pension plan, a decrease in assumed

First Horizon National Corporation	13

earnings on assets in the qualified plan, and increased costs resulting from a full year of expense related to participants added to the supplemental executive retirement plan during 2005.

All other noninterest expense categories increased 14 percent, or $83.4 million, which included growth in occupancy expense, operations services, dividends on FTBNA perpetual preferred stock, legal and professional fees, contract employment, communications and courier expense, and advertising and public relations. These increases primarily resulted from activity associated with national expansion strategies and other growth initiatives. Additional detail of noninterest expense by business line is provided in Table 7.

Table 7 - Noninterest Expense Composition

(Dollars in thousands)	2005	2004	2003

Retail/Commercial Banking	$827,077	$736,388	$717,826
Mortgage Banking	465,992	423,238	457,552
Capital Markets	315,546	300,918	396,802
Corporate	62,317	43,796	95,492

Total noninterest expense	$1,670,932	$1,504,340	$1,667,672

Certain previously reported amounts have been reclassified to agree with current presentation.

14	First Horizon National Corporation

Table 8 - Noninterest Expense

							Compound Annual Growth Rates (%)

(Dollars in thousands)	2005	2004	2003	2002	2001	2000	05/04		05/00

Noninterest expense:
Employee compensation, incentives and benefits	$998,180	$914,947	$995,609	$830,672	$670,934	$508,335	9	.1 +	14	.4 +
Occupancy	106,038	89,402	83,583	76,669	69,069	80,453	18	.6 +	5	.7 +
Operations services	79,551	67,523	67,948	60,238	59,635	70,875	17	.8 +	2	.3 +
Equipment rentals, depreciation and maintenance	77,117	72,695	68,973	68,736	74,106	68,230	6	.1 +	2	.5 +
Communications and courier	56,106	49,590	50,535	45,085	42,191	41,892	13	.1 +	6	.0 +
Amortization of intangible assets	13,734	9,541	7,980	6,200	10,805	11,738	43	.9 +	3	.2 +
All other expense:
Advertising and public relations	46,389	39,961	43,955	35,982	35,508	26,693	16	.1 +	11	.7 +
Legal and professional fees	45,239	37,730	60,001	37,340	32,087	26,794	19	.9 +	11	.0 +
Computer software	32,654	28,906	28,828	26,140	25,107	19,205	13	.0 +	11	.2 +
Travel and entertainment	32,126	30,794	37,432	22,501	17,489	13,891	4	.3 +	18	.3 +
Contract employment	31,062	23,714	33,790	28,987	30,082	28,157	31	.0 +	2	.0 +
Supplies	17,636	17,591	18,783	15,145	13,765	16,411		.3 +	1	.5 +
Fed service fees	7,568	8,838	9,195	9,597	7,761	7,112	14	.4 -	1	.3 +
Foreclosed real estate	7,265	5,834	13,137	21,479	25,452	16,080	24	.5 +	14	.7 -
Deposit insurance premium	3,012	3,024	2,703	2,393	2,463	2,589		.4 -	3	.1 +
Charitable contributions	2,203	1,497	13,370	48,337	1,745	1,188	47	.2 +	13	.1 +
Distributions on guaranteed preferred securities	-	-	8,070	8,070	8,070	8,070	NM		100	.0 -
Distributions on preferred stock of subsidiary	10,757	-	2,282	4,564	4,535	1,178	NM		55	.6 +
Other	104,295	102,753	121,498	69,171	71,348	44,636	1	.5 +	18	.5 +

Total other expense	340,206	300,642	393,044	329,706	275,412	212,004	13	.2 +	9	.9 +

Total noninterest expense	$1,670,932	$1,504,340	$1,667,672	$1,417,306	$1,202,152	$993,527	11	.1 +	11	.0 +

NM - not meaningful

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the allowance for loan losses at an adequate level reflecting management's estimate of probable incurred losses in the loan portfolio. An analytical model based on historical loss experience adjusted for current events, trends and economic conditions is used by management to determine the amount of provision to be recognized and to assess the adequacy of the loan loss allowance. The provision for loan losses increased 40 percent to $67.7 million in 2005 from $48.3 million in 2004 as the loan portfolio grew $2.9 billion. Included in the provision for 2005 is $3.8 million related to expected hurricane losses.

Going forward the level of provision for loan losses should fluctuate primarily with the strength or weakness of the economies of the markets where FHN does business over the long-run and will experience short-term fluctuations depending on the type and quantity of loan growth and impacts from asset quality movements. Additionally, asset quality in general should remain relatively stable based on expected economic conditions with normal short-term fluctuations; however, asset quality performance during 2005 was relatively strong.

First Horizon National Corporation	15

STATEMENT OF CONDITION REVIEW - 2005 COMPARED TO 2004

Total assets were $36.6 billion on December 31, 2005, compared with $29.8 billion on December 31, 2004. Average assets grew to $36.6 billion in 2005 from $27.3 billion in 2004. Growth in earning assets accounted for 89 percent of the increase in total average assets.

EARNING ASSETS

Earning assets consist of loans, loans held for sale, investment securities, trading securities and other earning assets. During 2005, earning assets averaged $31.9 billion compared with $23.7 billion for 2004. A more detailed discussion of the major line items follows.

Loans

Average loans increased 19 percent to $18.3 billion during 2005 as retail loans grew 10 percent and commercial loans grew 30 percent. Average loans were $15.4 billion during 2004. Average loans represented 57 percent of average earning assets in 2005 and 65 percent in 2004. In 2004, FHN transferred approximately $1.6 billion of real estate residential loans to held for sale as a result of management's ongoing evaluation of alternative sources of funding, including securitizations, as loan growth exceeded core deposit growth. Additional loan information is provided in Table 9 and Note 4 -Loans.

Table 9 - Average Loans

(Dollars in millions)	2005	Percent of Total	2005 Growth Rate	2004	Percent of Total	2004 Growth Rate	2003	Percent of Total

Commercial:
Commercial, financial and industrial	$5,979.9	33%	23.4%	$4,845.6	31%	12.6%	$4,304.6	34%
Real estate commercial	1,116.4	6	16.4	959.3	6	(9.2)	1,056.4	8
Real estate construction	1,642.4	9	83.4	895.6	6	41.5	632.9	5

Total commercial	8,738.7	48	30.4	6,700.5	43	11.8	5,993.9	47

Retail:
Real estate residential	7,661.0	42	1.7	7,533.0	49	31.8	5,716.9	45
Real estate construction	1,488.9	8	108.4	714.6	5	68.5	424.0	4
Other retail	165.0	1	(11.4)	186.3	1	(28.2)	259.5	2
Credit card receivables	240.8	1	(3.8)	250.2	2	(4.5)	262.0	2

Total retail	9,555.7	52	10.0	8,684.1	57	30.3	6,662.4	53

Total loans, net of unearned	$18,294.4	100%	18.9%	$15,384.6	100%	21.6%	$12,656.3	100%

Commercial loans consist of commercial, financial and industrial; commercial real estate; and commercial construction loans. Commercial, financial and industrial loans continued as the single largest loan category within commercial loans and represented 68 percent of the commercial loan portfolio in 2005 and 72 percent in 2004. Commercial, financial and industrial loans increased 23 percent in 2005, or $1.1 billion, reflecting sales force expansion outside the Tennessee market and increased market share in Tennessee, which includes the effect of recent industry consolidation within the Tennessee market. Commercial construction loans grew 83 percent in 2005, or $746.8 million, primarily from growth in loans to single-family residential builders made through First Horizon Home Loans, reflecting the demand for single-family housing and commercial real estate development and expansion of the sales force and geographic reach. Additional commercial loan information is provided in Table 10.

16	First Horizon National Corporation

The retail loan portfolio consists of residential real estate (principally secured by first and/or second liens on residential property), other retail (automobile and other retail installment loans requiring periodic payments of principal and interest), credit card, and retail construction loans.

Residential real estate loans accounted for 80 percent of the retail loan portfolio in 2005 and 87 percent in 2004. The residential real estate loan portfolio averaged $7.7 billion for 2005 compared to $7.5 billion for 2004. The retail real estate construction portfolio increased 108 percent or $774.3 million in 2005. Retail real estate construction loans are a one-time close product where First Horizon Home Loans provides construction financing and a permanent mortgage to individuals for the purpose of constructing a home. Upon completion of construction, the permanent mortgage is classified as held for sale and sold into the secondary market. The increase in these loans reflects the favorable housing environment and expansion of the sales force and geographic reach.

Table 10 - Contractual Maturities of Commercial Loans on December 31, 2005

(Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total

Commercial, financial and industrial	$3,921,567	$2,239,351	$417,212	$6,578,130
Real estate commercial	371,184	682,431	159,437	1,213,052
Real estate construction	1,561,911	542,852	3,358	2,108,121

Total commercial loans, net of unearned income	$5,854,662	$3,464,634	$580,007	$9,899,303

For maturities over one year:
Interest rates – floating		$2,139,351	$246,614	$2,385,965
Interest rates – fixed		1,325,283	333,393	1,658,676

Total		$3,464,634	$580,007	$4,044,641

Commercial loan growth should be strong as a result of our national expansion of single-family residential construction lending and greater market demand for commercial and industrial loans. Year-over-year growth in retail loans will be primarily driven by leveraging our national sales platform.

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

Investment securities averaged $2.9 billion in 2005 and $2.4 billion in 2004. Investment securities represented 9 percent of earning assets in 2005 and 10 percent in 2004.

On December 31, 2005, AFS securities totaled $2.9 billion and consisted primarily of mortgage-backed securities (MBS), collateralized mortgage obligations (CMO), U.S. Treasury, U.S. government agencies, and equity securities. On December 31, 2005, these securities had $64.6 million of net unrealized losses that resulted in a decrease in book equity of $39.5 million, net of $25.1 million of deferred income taxes. See Note 3 - Investment Securities for additional detail. On December 31, 2004, AFS securities totaled $2.7 billion and had $11.6 million of net unrealized losses that resulted in a decrease in book equity of $7.1 million, net of $4.5 million of deferred income taxes.

First Horizon National Corporation	17

Table 11 - Contractual Maturities of Investment Securities on December 31, 2005
(Amortized Cost)

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount		Yield

Securities held to maturity (HTM):
States and municipalities*	$100	9.07%	$283	8.53%	$-	-%	$-		-%

Total	$100	9.07%	$283	8.53%	$-	-%	$-		-%

Securities available for sale (AFS):
Government agency issued MBS and CMO**	$-	-%	$138,337	4.36%	$38,866	5.56%	$2,410,214		4.47%
U.S. Treasuries	987	4.21	39,839	4.32	364	4.28	-		-
Other U.S. government agencies	6,211	3.86	53,797	4.58	76,333	4.31	-		-
States and municipalities*	-	-	-	-	-	-	2,115		6.83
Other	6,481	6.36	1,640	4.93	1,088	5.26	200,422	***	5.52

Total	$13,679	5.07%	$233,613	4.41%	$116,651	4.74%	$2,612,751		4.55%

*	Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.
**	Represents government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 3.7 years.
***	Represents equity securities with no stated maturity.

Loans Held for Sale

Loans held for sale consist of the mortgage warehouse, HELOC, second-lien mortgages, student loans, small issuer trust preferred securities and credit card receivables. The mortgage warehouse accounts for the majority of loans held for sale. Loans held for sale represented 19 percent of total earning assets in 2005 compared with 18 percent in 2004. During 2005 loans held for sale averaged $6.0 billion, an increase of 44 percent, or $1.8 billion from 2004. This growth is related to higher levels of HELOC and second-lien mortgages held for sale and securitization as FHN continues to fund loan growth and maintain a stable liquidity position through loan sales or securitizations. In addition, mortgage warehouse loans increased due to the higher level of originations in 2005. Since mortgage warehouse loans and other loans held for sale are generally held in inventory for a short period of time, there may be significant differences between average and period-end balances. On December 31, 2005, loans held for sale were $4.4 billion, down from $5.2 billion at the end of 2004 principally due to lower levels of HELOC and warehouse loans held for sale. These impacts were partially offset by higher levels of second-lien mortgages and small issuer trust preferred securities in 2005.

Trading Securities/Other Earning Assets

Trading securities increased 152 percent to $2.5 billion in 2005 from $1.0 billion in 2004. Other earning assets increased 214 percent to $2.3 billion in 2005 from $.7 billion in 2004. These increases were primarily attributable to the acquisition of SLK.

CORE DEPOSITS

During 2005 core deposits increased 13 percent, or $1.4 billion, and averaged $12.1 billion. Interest-bearing core deposits increased 13 percent or $769.5 million to an average balance of $6.9 billion in 2005. Growth in interest-bearing core deposits is attributable to expansion strategies which emphasize a focus on convenient hours, free checking and targeted financial center expansions. Noninterest-bearing core deposits, which averaged $5.3 billion in 2005, increased 13 percent or $589.8 million primarily due to an increase in corporate deposits, which includes growth in small business customers and larger balances in a cash management product, and an increase in mortgage escrow balances. Going forward, FHN expects to implement strategic growth initiatives including offering financial

18	First Horizon National Corporation

services, such as deposit-taking, in key markets where FHN already has an established mortgage-banking customer base.

SHORT-TERM PURCHASED FUNDS/TERM BORROWINGS

Short-term purchased funds (certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreements to repurchase, trading liabilities, commercial paper, and other short-term borrowings), averaged $18.0 billion for 2005, up 60 percent or $6.8 billion from 2004. The increase in short-term purchased funds was used to fund earning asset growth of 35 percent or $8.2 billion in 2005. Short-term purchased funds accounted for 55 percent of FHN's funding (core deposits plus purchased funds and term borrowings) in 2005 and 46 percent in 2004. See Note 9 – Short-Term Borrowings for additional information.

Term borrowings include senior and subordinated borrowings and advances with original maturities greater than one year. Term borrowings increased 14 percent, or $312.1 million, and averaged $2.6 billion in 2005. The increase in term borrowings was also utilized to fund earning asset growth. Term borrowings on December 31, 2005, were $3.4 billion, an increase of 31 percent, or $821.3 million from 2004 year-end. See Note 10 – Term Borrowings for additional information.

INCOME STATEMENT REVIEW – 2004 COMPARED TO 2003

Earnings in 2004 were $454.4 million, a decrease of 4 percent from $473.3 million earned in 2003. Diluted earnings per common share decreased 2 percent to $3.54 in 2004 from $3.62 in 2003. Return on average assets was 1.66 percent in 2004 compared with 1.88 percent in 2003, and return on average shareholders' equity was 23.9 percent in 2004 compared with 26.3 percent in 2003.

During 2004 net interest income increased 6 percent to $856.3 million from $805.8 million in 2003. Net interest income was positively impacted by growth in the retail and commercial lending portfolios, as loans comprised 65 percent of the earning asset base in 2004 compared to 59 percent in 2003. Some of this positive impact was offset by the divestiture of substantially all of the assets and liabilities of FHN's wholly-owned subsidiary, First National Bank of Springdale (Springdale) on December 31, 2003, which contributed $10.5 million to net interest income in 2003. In addition, the adoption of SFAS No. 150 on July 1, 2003, resulted in FHN classifying its mandatorily redeemable preferred stock of subsidiary to term borrowings which had a negative impact on net interest income in 2004. The December 31, 2003, adoption of FIN 46 which required the deconsolidation of First Tennessee Capital I (see Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures) also had a negative impact on net interest income in 2004. The combined impact of adopting these two standards on a prospective basis was to increase interest expense by $10.4 million in 2004. An increase in funding costs as noninterest-bearing deposits decreased 9 percent, primarily due to lower escrow balances in mortgage banking, also had a negative impact on net interest income in 2004. The consolidated net interest margin decreased to 3.62 percent for 2004 compared with 3.78 percent for 2003. See Table 1 for a detailed computation of the net interest margin for FHN.

Noninterest income contributed 61 percent to total revenue in 2004 compared to 67 percent in 2003. Mortgage banking noninterest income decreased 32 percent, or $204.7 million, as origination income fell $262.4 million, reflecting a decrease in refinance origination volume and lower margins related to competitive pricing pressures and a change in the relative mix of originations from a higher percentage of fixed rate to a higher percentage of adjustable-rate mortgages. Total servicing income increased $75.6 million due to the positive impact of servicing fee growth combined with a decline in impairment costs of $121.3 million, which resulted from the impact that rising interest rates had on mortgage prepayments in the servicing portfolio. These positive impacts were partially offset by higher amortization costs, which increased $20.4 million, and lower net hedge gains, which fell $67.2 million, reflecting the impacts of interest rate volatility, the flattening of the yield curve and higher costs associated with increased use of option-based hedge instruments. See Table 5 for detail of mortgage

First Horizon National Corporation	19

banking noninterest income. Capital markets noninterest income decreased to $376.5 million in 2004 from $538.9 million in 2003, primarily due to a reduction in fixed income securities sales. Revenue was favorably impacted in 2003 by higher cash flows from prepayments of mortgage-backed products and agency calls. Merchant processing fees increased 30 percent to $75.1 million from $57.6 million in 2003, as new and existing clients experienced increases in transaction activity. Gains from divestitures totaled $7.0 million in 2004 and $22.5 million in 2003. Divestiture gains in 2004 resulted primarily from the sale of certain merchant relationships. The gains in 2003 reflect FHN's divestiture of Springdale, as well as the sale of certain merchant relationships. In 2004 there were $20.7 million of net securities gains compared to $2.4 million in 2003. Net securities gains for 2004 included $18.7 million of gains from sales of investment securities compared to net losses of $6.1 million in 2003. In 2004 net securities gains from equity investments included a $3.9 million loss related to other-than-temporary impairment of an investment in Freddie Mac equity securities and a $5.5 million gain resulting from the liquidation of a holding company investment. In 2003, net securities gains from equity investments of $8.5 million primarily resulted from the sale of a venture capital investment. All other noninterest income increased 12 percent in 2004, to $164.0 million from $146.3 million.

Total noninterest expense for 2004 decreased 10 percent to $1,504.3 million from $1,667.7 million in 2003. Based on the strong earnings experienced in 2003, noninterest expense included $85.4 million of discretionary spending on performance enhancing initiatives. Personnel expense decreased 8 percent to $915.0 million from $995.6 million in 2003 primarily due to lower activity levels in capital markets in 2004, reflecting lower commissions and incentives. All other expense decreased 12 percent to $589.3 million from $672.1 million in 2003. The declines in advertising, legal and professional fees, charitable contributions, and other expenses were primarily related to discretionary spending reductions in 2004. The decline in travel and entertainment, contract employment and foreclosed real estate were primarily related to the lower activity levels in mortgage banking in 2004. In addition, the adoption of SFAS No. 150 and FIN 46, reduced noninterest expense as it increased interest expense by $10.4 million in 2004.

The provision for loan losses decreased 44 percent to $48.3 million in 2004 from $86.7 million in 2003. The improvement in provision was related to a positive shift in the mix of the loan portfolio and a reduction in specific allocations related to large commercial credits.

STATEMENT OF CONDITION REVIEW – 2004 COMPARED TO 2003

During 2004, earning assets averaged $23.7 billion compared with $21.3 billion for 2003. Average earning assets were 87 percent of total average assets in 2004, compared with 85 percent in 2003. Average loans increased 22 percent to $15.4 billion during 2004 as retail loans grew 30 percent and commercial loans grew 12 percent. Average loans represented 65 percent of average earning assets in 2004 compared to 59 percent in 2003. In 2004, FHN transferred approximately $1.6 billion of real estate residential loans to available for sale as a result of management's ongoing evaluation of alternative sources of funding, including securitizations, as loan growth exceeded core deposit growth. On December 31, 2003, FHN sold substantially all of the assets and liabilities of Springdale which had average loans of approximately $175 million in 2003.

Commercial, financial and industrial loans increased 13 percent, or $541.0 million, in 2004 as general economic conditions improved. Commercial construction loans grew 42 percent in 2004 or $262.7 million, primarily from growth in loans to single-family residential builders made through First Horizon Home Loans, reflecting the strong demand for single-family housing and expansion of the sales force and geographic reach. Commercial real estate loans decreased 9 percent or $97.1 million primarily due to the divestiture of Springdale. The residential real estate loan portfolio grew 32 percent or $1.8 billion in 2004, primarily due to growth in HELOC. The retail real estate construction portfolio increased 69 percent or $290.6 million in 2004. Retail real estate residential construction loans are a one-time close product where First Horizon Home loans provides construction financing and a permanent mortgage to individuals for the purpose of constructing a home. The increase in these loans reflects the favorable housing environment and expansion of the sales force and geographic

20	First Horizon National Corporation

reach. Other retail loans decreased 28 percent or $73.2 million in 2004, largely due to a decline in automobile lending.

Investment securities averaged $2.4 billion in 2004 and $2.5 billion in 2003. Investment securities represented 10 percent of earning assets in 2004 and 12 percent in 2003.

Loans held for sale represented 18 percent of total earning assets in 2004 compared with 21 percent in 2003. During 2004 loans held for sale averaged $4.2 billion, a decrease of 5 percent, or $241.3 million, from 2003. At year-end 2004, loans held for sale totaled $5.2 billion compared to $3.0 billion at the end of 2003 due to an increase in HELOC held for sale.

During 2004 core deposits decreased 2 percent, or $185.8 million, and averaged $10.8 billion. This decrease reflects the divestiture of Springdale which had core deposits of approximately $245 million in 2003 and a decline in escrow balances due to lower mortgage refinance originations in 2004. Interest-bearing core deposits increased 4 percent or $254.9 million to an average balance of $6.1 billion in 2004. This growth rate was negatively impacted by the divestiture of Springdale, which had interest-bearing core deposits of approximately $200 million in 2003. Growth in interest-bearing core deposits is attributable to expansion strategies which emphasize a focus on convenient hours, free checking and targeted financial center expansions. Noninterest-bearing core deposits, which averaged $4.7 billion in 2004, decreased 9 percent or $440.6 million primarily due to lower escrow balances in mortgage banking.

Short-term purchased funds averaged $11.2 billion for 2004, up 17 percent or $1.6 billion from the previous year. The increase in short-term purchased funds was used to fund earning asset growth of 11 percent or $2.4 billion in 2004. Term borrowings increased 67 percent or $905.1 million and averaged $2.2 billion in 2004. The increase in term borrowings was also utilized in funding earning asset growth. Term borrowings on December 31, 2004, were $2.6 billion, an increase of 52 percent, or $.9 billion from 2003 year-end.

CAPITAL

Capital adequacy is an important indicator of financial stability and performance. Management's objectives are to provide capital sufficient to cover the risk inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. FHN's capital position remained strong as shown in Table 12. Unrealized market valuations had no material effect on the ratios.

Average shareholders' equity increased 12 percent in 2005 to $2.1 billion from $1.9 billion in 2004, which increased 6 percent from $1.8 billion in 2003. Shareholders' equity was $2.3 billion at year-end 2005, up 13 percent from 2004, which increased 8 percent from year-end 2003. The increase in shareholders' equity during 2005 and 2004 came from retention of net income after dividends and the effects of stock option exercises reduced by shares repurchased. Pursuant to board authority, FHN may repurchase shares from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders. In order to maintain FHN's well-capitalized status while sustaining strong balance sheet growth, FHN raised approximately $295 million of additional capital and did not repurchase a significant number of shares in 2005. The Consolidated Statements of Shareholders' Equity highlight the changes in equity since December 31, 2002. See also the Subsequent Events section of this MD&A for additional information.

First Horizon National Corporation	21

Table 12 - Capital Ratios

	2005	2004	2003

Average shareholders' equity to average assets	5.86%	6.98%	7.16%
Period-end shareholders' equity to assets	6.32	6.86	7.71
FHN's tier 1 risk-based capital	8.55	8.62	9.22
FHN's total risk-based capital	12.30	13.18	13.19
FHN's leverage	6.67	7.16	7.19

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital and Leverage capital ratios must be at least 6 percent, 10 percent and 5 percent, respectively. As of December 31, 2005, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions as shown in Note 13 – Regulatory Capital.

Table 13 - Issuer Purchases of Equity Securities

(Volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

2005
October 1 to October 31	-	-	-	30,010
November 1 to November 30	-	-	-	30,010
December 1 to December 31	-	-	-	30,010

Total	-	-	-

Compensation Plan Programs:

–	A consolidated compensation plan share purchase program was approved on July 20, 2004, and was announced on August 6, 2004. This plan consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program is 25.1 million shares which may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. Stock options granted after January 2, 2004, must be exercised no later than the tenth anniversary of the grant date.
Other Programs:
–	A non-stock option plan-related authority was announced on October 18, 2000, authorizing the purchase of up to 9.5 million shares. On October 16, 2001, it was announced that FHN's board of directors extended the expiration date of this program from June 30, 2002, until December 31, 2004. On October 19, 2004, the board of directors extended the authorization until December 31, 2007.

On December 31, 2005, book value per common share was $18.18 compared to $16.39 for 2004 and $15.01 for 2003. Average shares for the three-year period were 125.5 million in 2005, 124.7 million in 2004 and 126.8 million in 2003. Period-end shares outstanding for this same three-year period were 126.2 million, 123.5 million and 124.8 million, respectively. The decline in shares outstanding in 2004 was primarily related to share repurchases made to offset the impact of the issuance of trust preferred securities and the divestiture of Springdale. FHN's shares are traded on The New York Stock Exchange under the symbol FHN. The sales price ranges, net income per share and dividends declared by quarter, for each of the last two years, are presented in Table 25.

22	First Horizon National Corporation

RISK MANAGEMENT

FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. The Enterprise-wide Risk/Return Management Committee oversees risk management governance. Committee membership includes the CEO and other executive officers of FHN. The Executive Vice President (EVP) of Risk Management oversees reporting for the committee. Risk management objectives include evaluating risks inherent in business strategies, monitoring proper balance of risks and returns, and managing risks to minimize the probability of future negative outcomes. The Enterprise-wide Risk/Return Management Committee oversees and receives regular reports from the Senior Credit Policy Committee, Asset/Liability Committee (ALCO), Capital Management Committee, and Operational Risk Committee. The EVP and Chief Credit Officer, EVP of Interest Rate Risk Management, EVP and Chief Financial Officer, and EVP of Risk Management chair these committees, respectively. Reports regarding Credit, Asset/Liability, Market, Capital Management, and Operational Risks are provided to the Executive and Audit Committees of the Board and to the full Board.

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

INTEREST RATE RISK MANAGEMENT

Interest rate sensitivity risk is defined as the risk that future changes in interest rates will adversely impact income. The primary objective of managing interest rate risk is to minimize the volatility to earnings from changes in interest rates and preserve the value of FHN's capital. ALCO, a committee consisting of senior management that meets regularly, is responsible for coordinating the financial management of interest rate risk. FHN primarily manages interest rate risk by structuring the balance sheet to attempt to maintain the desired level of net interest income while managing interest rate risk and liquidity. In some instances derivatives are used to manage interest rate risk.

Net interest income and the financial condition of FHN are affected by changes in the level of market interest rates as the repricing characteristics of loans and other assets do not necessarily match those of deposits, other borrowings and capital. To the extent that earning assets reprice more quickly than liabilities, net interest income will benefit in a rising interest rate environment and will be negatively impacted in a declining interest rate environment. In the case of floating rate assets and liabilities, FHN may also be exposed to basis risk, which results from changing spreads between loan and deposit rates. Generally, a decline in interest rates increases prepayment risk for MSR.

FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures. This simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any forecasting technique, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates, and on- and off-balance sheet management strategies. Management believes the assumptions used in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation of exposure to changes in interest rates.

The simulation models used to analyze the retail/commercial bank's net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from an instantaneous movement or a staggered movement over a certain time period. In addition, the risk of changes in the

First Horizon National Corporation	23

yield curve is estimated by flattening and steepening the yield curve to historical levels. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are continuously updated to incorporate management action. Any scenarios that indicate a net interest income at risk of 3 percent or more are presented to the Board quarterly. A 300 basis point staggered increase or decrease in interest rates over a one-year period is a key scenario analyzed. These hypothetical rate moves are used to simulate net interest income exposure to historically extreme movements in interest rates. The bank's rate sensitivity position shows a risk to scenarios that project declining rates. This position is driven primarily by the impact of increased prepayments on loans and investment securities. Based on the rate sensitivity position on December 31, 2005, net interest income exposure over the next 12 months to a staggered decrease in interest rates of 300 basis points is estimated to be approximately five percent of base net interest income. A staggered increase of 300 basis points results in a favorable variance in net interest income of approximately four percent. A 300 basis point staggered increase and a 300 basis point staggered decrease in interest rates are hypothetical rate scenarios. These scenarios are used as one estimate of risk, and do not necessarily represent management's current view of future interest rates or market developments. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions, and management's strategies, among other factors, including those presented in the Forward-Looking Statements section of this MD&A.

Other than the impact related to the immediate change in value of balance sheet accounts, such as MSR, these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. Mortgage banking revenue, which is generated from originating, selling and servicing residential mortgage loans, is highly sensitive to changes in interest rates due to the direct effect changes in interest rates have on loan demand. In general, low or declining interest rates typically lead to increased origination fees and profit from the sale of loans but potentially lower servicing-related income due to the impact of higher loan prepayments on the value of mortgage servicing assets. Conversely, high or rising interest rates typically reduce mortgage loan demand and hence income from originations and sales of loans while servicing-related income may rise due to lower prepayments. The effect of income from originations and sales of loans on total earnings is more significant than servicing related income. Net interest income earned on warehouse loans held for sale and on swaps and similar derivative instruments used to protect the value of MSR increases when the yield curve steepens and decreases when the yield curve flattens. In addition, a flattening yield curve negatively impacts the demand for fixed income securities and, therefore, Capital Markets' revenue, as well as trading inventory spreads.

To determine the amount of interest rate risk and exposure to changes in fair value of loan commitments, warehouse loans and MSR, mortgage banking uses multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect mortgage banking. In certain cases, derivative financial instruments are used to aid in managing the exposure of the balance sheet and related net interest income and noninterest income to changes in interest rates. As discussed in Critical Accounting Policies, derivative financial instruments are used by mortgage banking for two purposes. First, forward sales contracts and futures contracts are used to protect against changes in fair value of the pipeline and mortgage warehouse from the time an interest rate is committed to the customer until the mortgage is sold into the secondary market due to increases in interest rates. Second, interest rate contracts are utilized to protect against MSR prepayment risk that generally accompanies declining interest rates. As interest rates fall, the value of MSR should decrease and the value of the servicing hedge should increase. The converse is also true. Ineffectiveness in these hedging strategies (when changes in the value of the derivative instruments do not match changes in the value of the hedged portion of MSR for any given change in long-term interest rates) is reflected in noninterest income.

Derivative instruments are also used to protect against the risk of loss arising from adverse changes in the fair value of capital markets' securities inventory due to changes in interest rates. FHN does not use derivative instruments to protect against prepayment risk, due to interest rate changes or other factors, of loans or loans held for sale other than the mortgage warehouse.

24	First Horizon National Corporation

Management uses the results of interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN's interest rate risk, liquidity and capital guidelines.

Table 14 details FHN's interest rate sensitivity profile on December 31, 2005, based on projected cash flows categorized by anticipated settlement date on capital markets trading securities and expected maturity dates on mortgage banking trading securities. Also provided are the average rates earned on these trading securities. Table 14 also provides both the notional and fair values of derivative financial instruments held for trading. The information provided in this section, including the discussion regarding simulation analysis and rate shock analysis, is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans and other factors, including those presented in the Forward-Looking Statements section of this MD&A.

Table 14 - Risk Sensitivity Analysis

Held for Trading (Dollars in millions)	2006	2007	2008	2009	2010	2011+	Total	Fair Value

Assets:
Trading securities	$1,831	-	-	-	-	$302	$2,133	$2,133
Average interest rate	4.84%	-	-	-	-	11.49%	5.78%
Interest Rate Derivatives (notional value):
Capital Markets:
Forward contracts:
Commitments to buy	$1,798	-	-	-	-	-	$1,798	$(3)
Weighted average settlement price	99.37%	-	-	-	-	-	99.37%
Commitments to sell	$2,311	-	-	-	-	-	$2,311	$3
Weighted average settlement price	99.25%	-	-	-	-	-	99.25%
Caps purchased	-	-	$10	-	-	-	$10	*
Weighted average strike price	-	-	4.50%	-	-	-	4.50%
Caps written	-	-	$(10)	-	-	-	$(10)	*
Weighted average strike price	-	-	4.50%	-	-	-	4.50%
Floors purchased	-	-	-	-	$50	$20	$70	*
Weighted average strike price	-	-	-	-	6.34%	5.50%	6.10%
Floors written	-	-	-	-	$(50)	$(20)	$(70)	*
Weighted average strike price	-	-	-	-	6.34%	5.50%	6.10%
Swap contracts	$8	$29	$29	-	$8	$45	$119	$(1)
Average pay rate (floating)	7.21%	7.32%	6.64%	-	6.92%	4.42%	6.02%
Average receive rate (fixed)	6.48%	6.42%	4.95%	-	9.64%	4.91%	5.70%
Swap contracts	$(8)	$(29)	$(29)	-	$(8)	$(45)	$(119)	$1
Average pay rate (fixed)	6.48%	6.42%	4.95%	-	9.64%	4.91%	5.70%
Average receive rate (floating)	7.21%	7.32%	6.64%	-	6.92%	4.42%	6.02%
Future contracts:
Commitments to sell	$336	$86	-	-	-	-	$422	*
Weighted average settlement price	97.11%	95.19%	-	-	-	-	96.72%

* Amount is less than $500,000

LIQUIDITY MANAGEMENT

ALCO focuses on being able to fund assets with liabilities of the appropriate duration, as well as the risk of not being able to meet unexpected cash needs. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available for sale, maintaining sufficient unused borrowing capacity in the national money markets, growing core deposits, and the repayment of loans and the capability to sell or securitize loans. ALCO is responsible for managing these needs by taking into account the marketability of assets; the sources, stability and availability of funding; and the level of unfunded commitments. See Note 25 - Derivatives and Off-Balance Sheet Arrangements for

First Horizon National Corporation	25

additional information. Funds are available from a number of sources, including core deposits, the portfolio of securities available for sale, the Federal Home Loan Bank, the Federal Reserve Banks, access to capital markets through issuance of senior or subordinated bank notes and institutional certificates of deposit, availability to the overnight and term Federal Funds markets, access to retail brokered certificates of deposit, dealer and commercial customer repurchase agreements, and through the sale or securitization of loans.

Core deposits are a significant source of funding and have been a stable source of liquidity for banks. These deposits are insured by the Federal Deposit Insurance Corporation to the extent authorized by law. For 2005, the ratio of average total loans, excluding loans held for sale, to core deposits was 151 percent compared with 143 percent and 116 percent in 2004 and 2003, respectively. As loan growth currently exceeds core deposit growth, alternative sources of funding loan growth may be necessary in order to maintain an adequate liquidity position. One means of maintaining a stable liquidity position is to sell loans either through whole-loan sales or loan securitizations. FHN periodically evaluates its liquidity position in conjunction with determining its ability and intent to hold loans to maturity.

In February 2005, FTBNA established a bank note program providing additional liquidity of $5.0 billion. This bank note program provides a facility under which FTBNA may continuously issue short- and medium-term unsecured notes. On December 31, 2005, $4.3 billion was available under existing conditions through the bank note program as a funding source. Prior to February 2005, FTBNA had a bank note program under which the bank was able to borrow funds from time to time at maturities of 30 days to 30 years. This bank note program has been terminated in connection with the establishment of the new program. That termination does not affect any previously-issued notes outstanding. In November 2005, FTBNA entered into a $3.0 billion floating rate extendible note program. The extendible note program provides FTBNA with a facility under which it may issue and offer unsecured and unsubordinated notes with initial maturities of thirteen months and final maturities of five years. On December 31, 2005, $1.7 billion was available under existing conditions through the extendible note program.

FHN and FTBNA have the ability to generate liquidity by issuing preferred equity or incurring other debt. Liquidity has been obtained through FTBNA's issuance of 300,000 shares of noncumulative perpetual preferred stock which provided approximately $295 million in capital. In addition, liquidity has been obtained through issuance of $300 million of guaranteed preferred beneficial interests in FHN's junior subordinated debentures through two Delaware business trusts, wholly owned by FHN, and through preferred stock issued by an indirect wholly-owned subsidiary of FHN which provided approximately $45 million in capital. See Note 10–Term Borrowings, Note 11–Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures and Note 12–Preferred Stock of Subsidiary for additional information.

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing and financing activities for each of the three years ended December 31, 2005. Net cash provided by financing activities was the primary contributor to an increase in cash and cash equivalents for both 2005 and 2004, mainly resulting from growth in deposits and term borrowings. Strong deposit growth provided a significant portion of FHN's positive cash flows from financing activities and was utilized to meet increased liquidity needs related to strong loan growth as reflected in negative cash flows from investing activities during both periods. The issuance of term borrowings is an essential source of cash flows, and term borrowings were also utilized to better match the increased liquidity needs related to strong loan growth during both 2005 and 2004. In 2004, cash flows from operating activities were negative primarily due to funding increased levels of HELOC held for sale and growth in MSR and other retained interests resulting from securitization activities. In 2003, positive cash flows from operating activities as the mortgage warehouse decreased in a rising mortgage interest rate environment provided liquidity to fund growth in the loan portfolio. Earnings represent a significant source of liquidity, consistently providing positive cash flows in each of the three years. Sales and maturities of investment securities largely offset purchases in each of the three years.

26	First Horizon National Corporation

Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries, which represent the primary source of funds to pay dividends to shareholders and interest to debt holders. The amount of dividends from FTBNA is subject to certain regulatory restrictions that are described in Note 18–Restrictions, Contingencies and Other Disclosures. The parent company statements are presented in Note 26–Parent Company Financial Information. The parent company also has the ability to enhance its liquidity position by raising equity or incurring debt. Under an effective shelf registration statement on file with the SEC, FHN, as of December 31, 2005, may offer, from time to time, at its discretion, debt securities and common and preferred stock aggregating up to $125 million. In addition, $50 million of borrowings under unsecured lines of credit from non-affiliated banks were available to the parent company to provide for general liquidity needs.

Off-balance Sheet Arrangements and Other Contractual Obligations

First Horizon Home Loans originates conventional conforming and federally insured single-family residential mortgage loans. Likewise, FTN Financial Capital Assets Corporation purchases the same types of loans from customers. Substantially all of these mortgage loans are exchanged for securities, which are issued through investors, such as GNMA for federally insured loans and FNMA and FHLMC for conventional loans, and then sold in the secondary markets. Each of the investors has specific guidelines and criteria for sellers and servicers of loans backing their respective securities. Many private investors are also active in the secondary market as issuers and investors. The risk of credit loss with regard to the principal amount of the loans sold is generally transferred to investors upon sale to the secondary market. To the extent that transferred loans are subsequently determined not to meet the agreed upon qualifications or criteria, the purchaser has the right to return those loans to FHN. In addition, certain mortgage loans are sold to investors with limited or full recourse in the event of mortgage foreclosure (refer to discussion of foreclosure reserves under Critical Accounting Policies). After sale, these loans are not reflected on the Consolidated Statements of Condition. See also Note 18–Restrictions, Contingencies and Other Disclosures.

FHN's use of government agencies as an efficient outlet for mortgage loan production is an essential source of liquidity for FHN and other participants in the housing industry. During 2005 and 2004, approximately $16.6 billion and $19.3 billion, respectively, of conventional and federally insured mortgage loans were securitized and sold by First Horizon Home Loans through these investors.

Certain of FHN's originated loans, including non-conforming first-lien mortgages, second-lien mortgages and HELOC originated primarily through FTBNA, do not conform to the requirements for sale or securitization through government agencies. FHN pools and securitizes these non-conforming loans in proprietary transactions. After securitization and sale, these loans are not reflected on the Consolidated Statements of Condition, except as described hereafter (see Credit Risk Management–Mortgage Banking). These transactions, which are conducted through single-purpose business trusts, are the most efficient way for FHN and other participants in the housing industry to monetize these assets. On December 31, 2005 and 2004, the outstanding principal amount of loans in these off-balance sheet business trusts was $20.0 billion and $11.3 billion, respectively. Given the significance of FHN's origination of non-conforming loans, the use of single-purpose business trusts to securitize these loans is an important source of liquidity to FHN. See Note 24–Securitizations for additional information.

Pension obligations are funded by FHN to provide current and future benefit to participants in FHN's noncontributory, defined benefit pension plan. On September 30, 2005, the annual measurement date, pension obligations were $379.8 million with $401.9 million of assets in the trust to fund those obligations. All qualified plans are generally funded to the amounts of accumulated benefit obligations. FHN expects to contribute the maximum tax deductible contribution to the pension plan in 2006, which is estimated to be approximately $20 million. In 2005, FHN contributed $37.7 million to the pension plan. The discount rate for 2005 of 5.87 percent was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rate for the pension plan is selected based on data specific to FHN's plans and employee population. See Note 20–Savings, Pension and Other Employee Benefits for additional information.

First Horizon National Corporation	27

FHN has various other financial obligations, which may require future cash payments. Table 15 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2005. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. See Note 25–Derivatives and Off-Balance Sheet Arrangements for additional information.

Table 15 - Contractual Obligations

	Payments due by period
(Dollars in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total

Contractual obligations:
Time deposit maturities*	$11,937,607	$917,870	$255,558	$299,606	$13,410,641
Term borrowings**	350,338	2,007,301	458	1,109,187	3,467,284
Annual rental commitments under noncancelable leases***	70,757	102,517	44,475	47,062	264,811
Purchase obligations	99,832	79,761	8,424	8,208	196,225

Total contractual obligations	$12,458,534	$3,107,449	$308,915	$1,464,063	$17,338,961

* See Note 8 –Time Deposit Maturities for further details.
** See Note 10 –Term Borrowings for further details.
*** See Note 5 –Premises, Equipment and Leases for further details.

Credit Ratings

Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of FHN to attract funds from various sources, such as brokered deposits or wholesale borrowings of which FHN had $10.1 billion and $6.2 billion on December 31, 2005 and 2004, respectively, on a cost-competitive basis (see also Liquidity Management). The various credit ratings are detailed in Table 16. The availability of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such issues as capital levels, asset quality and reputation. The availability of core deposit funding is dependent upon federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources.

28	First Horizon National Corporation

Table 16 - Credit Ratings

	Standard & Poor's	Moody's	Fitch

First Horizon National Corporation
Overall credit rating	A-/Stable	A2/Stable	A/Stable/F1
Subordinated debt	BBB+	A3	A-
Capital securities*	BBB	A3	A-

First Tennessee Bank National Association
Overall credit rating	A/Stable/A-1	A1/Stable/P-1	A/Stable/F1
Non-cumulative perpetual preferred stock	BBB+	A3	A-
Long-term/short-term deposits	A/A-1	A1/P-1	A+/F1
Other long-term/short-term funding**	A/A-1	A1/P-1	A/F1
Subordinated debt	A-	A2	A-

FT Real Estate Securities Company, Inc.
Preferred stock	BBB+	A3

*	Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures issued through a wholly-owned unconsolidated business trust.
**	Other funding includes senior bank notes and extendible notes.
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

CAPITAL MANAGEMENT

The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards and to assure ready access to the capital markets. Management has a Capital Management committee that is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. The committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The committee also recommends capital management policies, which are submitted for approval to the Enterprise-wide Risk/Return Management Committee and the Board.

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

First Horizon National Corporation	29

types of transactions, the structure of those transactions and the parties involved. In general, credit risk is incidental to trading, investing, liquidity/funding and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FHN has processes and management committees in place that are designed to assess and monitor credit risks. Management's Asset Quality Committee has the responsibility to evaluate its assessment of current asset quality for each lending product. In addition, the Asset Quality Committee evaluates the projected changes in classified loans, non-performing assets and charge-offs. A primary objective of this committee is to provide information about changing trends in asset quality by region or loan product, and to provide to senior management a current assessment of credit quality as part of the estimation process for determining the allowance for loan losses. The Senior Credit Watch Committee has primary responsibility to enforce proper loan risk grading, to identify credit problems, and to monitor actions to rehabilitate certain credits. Management also has a Senior Credit Policy Committee that is responsible for enterprise-wide credit risk oversight and provides a forum for addressing credit management issues. The committee also recommends credit policies, which are submitted for approval to the Executive Committee of the Board, and approves underwriting guidelines to manage the level and composition of credit risk in its loan portfolio and review performance relative to these policies. In addition, the Financial Counterparty Credit Committee, composed of senior managers, assesses the credit risk of financial counterparties and sets limits for exposure based upon the credit quality of the counterparty. FHN's goal is to manage risk and price loan products based on risk management decisions and strategies. Management strives to identify potential problem loans and nonperforming loans early enough to correct the deficiencies. It is management's objective that both charge-offs and asset write-downs are recorded promptly, based on management's assessments of current collateral values and the borrower's ability to repay.

FHN has a significant concentration in loans secured by real estate which is geographically diversified nationwide. In 2005, 65 percent of total loans are secured by real estate compared to 66 percent in 2004 (see Table 9). Three lending products have contributed to this level of real estate lending–(1) significant levels of second mortgages identified as HELOC which comprise 28 percent of total loans; (2) commercial construction lending which comprises 9 percent of total loans and includes loans to single-family builders; and (3) retail real estate construction, loans to individual consumers to build a home, which grew 108 percent, or $774.3 million, in 2005 and comprises 8 percent of total loans. FHN's commercial real estate lending is well-diversified by product type and industry. On December 31, 2005, FHN did not have any concentrations of 10 percent or more of total commercial, financial and industrial loans in any single industry.

Allowance for Loan Losses and Charge-offs

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The adequacy of the allowance for loan losses is analyzed quarterly. The Chief Credit Officer has the responsibility for performing a comprehensive review of the allowance for loan losses and making a recommendation to the Executive Committee of the Board for approval of the allowance for loan losses at each quarterly reporting period. An analytical model, based on historical loss experience adjusted for current events, trends and economic conditions, is used to assess the adequacy of the allowance for loan losses. This methodology determines an estimated loss percentage (reserve rate), which is applied against the balance of loans in each segment of the loan portfolio at the evaluation date. The nature of the process by which FHN determines the appropriate allowance for loan losses requires the exercise of considerable judgment. After review of all relevant factors, management believes the allowance for loan losses is adequate and reflects its best estimate of probable incurred losses.

The total allowance for loan losses increased to $189.7 million on December 31, 2005, from $158.2 million at year-end 2004, which was down $2.1 million since year-end 2003. Period-end loans increased 25 percent in 2005 after increasing 17 percent in 2004. The ratio of allowance for loan losses to loans, net of unearned income, was .92 percent on December 31, 2005, compared to .96 percent on December 31, 2004, primarily reflecting the stable risk profile of both the commercial and

30	First Horizon National Corporation

retail loan portfolios. The ratio of allowance for loan losses to loans was 1.15 percent on December 31, 2003.

Table 18 summarizes by category loans charged-off and recoveries of loans previously charged-off. This table also shows the additions to the reserve through provision. Table 17 shows net charge-off ratios. Net charge-offs decreased to $37.5 million for the year ended December 31, 2005, down from $42.1 million in 2004 and $68.0 million in 2003. The decrease in the 2005 level of net charge-offs was impacted by improvement in both the retail and commercial loan portfolios. Total commercial loan net charge-offs were $11.6 million in 2005 compared to $11.9 million in 2004. The commercial loan net charge-offs, which were not concentrated in any one industry or region, decreased as the economy improved. Residential real estate loan net charge-offs decreased to $13.4 million in 2005 from $16.8 million in 2004 as successful cross-sell efforts to mortgage banking customers led to an improvement in the mix of the portfolio as evidenced by an overall increase in credit scores and reduced loan to value ratios. Credit card receivables net charge-offs decreased to $9.7 million from $10.6 million in 2004, and other retail loan net charge-offs decreased to $2.4 million in 2005 from $2.9 million in 2004. The ratio of net charge-offs to average loans decreased to .21 percent for 2005 from .27 percent for 2004 and .54 percent for 2003.

Table 17 - Net Charge-off Ratios*

	2005	2004	2003

Commercial	.13%	.18%	.34%
Retail real estate	.15	.20	.50
Other retail	1.46	1.55	1.64
Credit card receivables	4.03	4.25	4.65
Total net charge-offs	.21	.27	.54

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

First Horizon National Corporation	31

Table 18 - Analysis of Allowance for Loan Losses

(Dollars in thousands)	2005		2004		2003		2002		2001		2000

Allowance for loan losses:
Beginning balance	$158,159		$160,333		$144,298		$150,614		$139,210		$134,979
Provision for loan losses	67,678		48,348		86,698		92,184		93,220		67,491
Loans transferred to held for sale	-		(8,382)		-		-		-		-
Securitizations	-		-		-		-		-		(2,173)
Acquisitions/(divestitures), net	1,386		-		(2,652)		-		(1,337)		-
Charge-offs:
Commercial:
Commercial, financial and industrial	12,789		11,925		12,460		37,241		22,596		6,583
Real estate commercial	498		2,690		3,067		2,966		4,156		857
Real estate construction	2,805		779		7,642		3,367		968		47
Retail:
Real estate residential	18,744		21,271		35,809		36,726		30,532		17,348
Real estate construction	374		-		-		-		-		-
Other retail	6,101		7,094		9,920		19,979		20,603		20,868
Credit card receivables	10,839		12,870		13,538		12,862		13,369		25,485

Total charge-offs	52,150		56,629		82,436		113,141		92,224		71,188

Recoveries:
Commercial:
Commercial, financial and industrial	3,328		3,473		2,438		2,136		1,991		2,903
Real estate commercial	1,173		51		166		41		280		480
Real estate construction	-		10		1		-		-		-
Retail:
Real estate residential	5,300		4,517		4,820		4,693		2,788		857
Other retail	3,697		4,211		5,653		6,419		4,953		3,937
Credit card receivables	1,134		2,227		1,347		1,352		1,733		1,924

Total recoveries	14,632		14,489		14,425		14,641		11,745		10,101

Net charge-offs	37,518		42,140		68,011		98,500		80,479		61,087

Ending balance	$189,705		$158,159		$160,333		$144,298		$150,614		$139,210

Reserve for off-balance sheet commitments	$10,650		$7,904		$7,804		$5,368		$4,759		$4,486
Total of allowance for loan losses and reserve for off-balance sheet commitments	$200,355		$166,063		$168,137		$149,666		$155,373		$143,696

Loans and commitments:
Period end loans, net of unearned	$20,600,935		$16,427,673		$13,990,525		$11,345,445		$10,283,143		$10,239,450
Insured retail residential and construction loans*	826,904		665,909		862,675		785,270		-		-

Loans excluding insured loans	$19,774,031		$15,761,764		$13,127,850		$10,560,175		$10,283,143		$10,239,450

Off-balance sheet commitments**	$9,090,618		$6,226,245		$5,464,097		$3,398,534		$2,895,681		$2,069,143

Average loans, net of unearned	$18,294,410		$15,384,650		$12,656,318		$10,634,530		$10,104,277		$9,931,955

Ratios***:
Allowance to loans	.92%		.96%		1.15%		1.27%		1.46%		1.36%
Allowance to loans excluding insured loans	.96		1.00		1.22		1.37		1.46		1.36
Allowance to net charge-offs	5.06	x	3.75	x	2.36	x	1.46	x	1.87	x	2.28	x
Net charge-offs to average loans	.21		.27		.54		.93		.80		.62

*	Whole-loan insurance is obtained on certain retail residential and construction loans. Insuring these loans absorbs credit risk and results in lower allowance for loan losses.
**	Amount of off-balance sheet commitments for which a reserve has been provided. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for further details on off-balance sheet commitments.
***	Net of unearned income.

32	First Horizon National Corporation

Table 19 - Loans and Foreclosed Real Estate on December 31

	2005						2004
(Dollars in millions)	Commercial	Construction and Development	Commercial Real Estate	Total	% of Total	Allowance for Loan Losses	Total	% of Total	Allowance for Loan Losses

Internal grades:
1	$301	$-	$-	$301	2%	$1	$269	2%	$1
2	461	2	52	515	3	3	529	3	4
3	743	24	58	825	4	9	674	4	8
4	3,980	1,133	866	5,979	29	65	4,656	28	56
5	925	894	216	2,035	10	29	1,419	9	20
6	50	30	11	91	-	4	74	1	3
7	46	5	1	52	-	5	53	-	5
8, 9, 10 (Classifieds)	52	13	5	70	-	10	20	-	3

	6,558	2,101	1,209	9,868	48	126	7,694	47	100
Impaired loans:
Contractually past due	13	7	3	23	-	6	34	-	10
Contractually current	8	-	1	9	-	3	1	-	-

Total commercial and commercial real estate loans	6,579	2,108	1,213	9,900	48	135	7,729	47	110

Retail:
Real estate residential				8,357	41	37	7,245	44	30
Real estate construction				1,925	9	4	1,036	6	3
Other retail				168	1	4	169	1	5
Credit card receivables				251	1	10	249	2	10

Total retail loans				10,701	52	55	8,699	53	48

Total loans				$20,601	100%	$190	$16,428	100%	$158

Foreclosed real estate:
Commercial	$12	$-	$2	$14			$15
Retail				5			4
Mortgage banking				8			9

Total foreclosed real estate				$27			$28

Loans are expressed net of unearned income. All amounts in the Allowance for Loan Losses columns have been rounded to the nearest million dollars. All data is based on internal loan classifications.
Definitions of each credit grade are provided below:
Grade 1:	Firmly established, stable companies with excellent earnings, liquidity, and capital. Possess many of the same characteristics as Standard & Poor's (S&P) AA rated companies.
Grade 2:	Well-established, stable companies with good to very good earnings, liquidity, and capital. Possess many of the same characteristics as S&P A rated companies.
Grade 3:	Reasonably well-established, stable companies with above average to good earnings, liquidity, and capital and with consistent, positive trends relative to industry norms.
Grade 4:	Reasonably well-established, stable companies with average earnings, liquidity, and capital.
Grade 5:	New and established companies with some potential weakness. Capital considered less than average and history of average to below average earnings without consistent positive trends. Overall acceptable credits with minor weaknesses which warrant additional servicing.
Grade 6:	Financial condition adversely affected by temporary lack of earnings or liquidity or changes in the operating environment. An action plan is required to rehabilitate the credit or have it refinanced elsewhere.
Grade 7:	Significant developing weaknesses or adverse trends in earnings, liquidity, capital, or operating environment. Limited alternate financing is available.
Grade 8:	Significantly higher than normal probability that: (1) legal action will be required; (2) liquidation of collateral will be required; (3) there will be a loss; or all three will occur. This grade is believed to be substantially equivalent to the regulators' classification of substandard.
Grade 9:	Excessive degree of risk. Financial and management deficiencies are well-defined and make the obligor's ability to repay from anticipated sources under existing terms and conditions uncertain. Collateral shortfall and/or undeterminable collateral values exist. Timing and amount of loss are uncertain. This grade is believed to be substantially equivalent to the regulators' classification of doubtful.
Grade 10:	Borrowers are deemed incapable of repayment and debt is deemed uncollectible. Loans should no longer be carried as an active bank asset. This grade is believed to be substantially equivalent to the regulators' classification of loss.
Impaired:	A loan for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and the loan is placed on non-accrual status. Reserves for impaired loans are based on the value of the collateral or the cash flow of the entity compared to the outstanding balance.

First Horizon National Corporation	33

Components of the Allowance for Loan Losses

The allowance for loan losses is composed of the following components: reserves for individually impaired commercial loans, reserves for commercial loans evaluated based on pools of credit graded loans, and reserves for pools of smaller-balance homogeneous retail and commercial loans. Reserves for individually impaired commercial loans are computed in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and are based on either the estimated collateral value less selling costs (if the loan is a collateral dependent loan), or the present value of expected future cash flows discounted at the loan's effective interest rate. Reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans are determined in accordance with SFAS No. 5, “Accounting for Contingencies.” The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical losses from loans with similar characteristics, adjusted for current economic factors and trends. Table 19 gives a breakdown of the allowance allocation by major loan types and commercial loan grades on December 31, 2005, compared with December 31, 2004.

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

Table 20 shows the reserve rates (percentage of allowance for loan losses to outstanding balances) by loan category. The average reserve rate for all commercial loans was 1.28 percent in 2005 compared to 1.30 percent in 2004, which was down from 1.49 percent in 2003. This decrease was primarily due to improvement in the historical three-year moving average of actual net charge-offs.

34	First Horizon National Corporation

Table 20 - Average Reserve Rates

	2005	Loans % of Total	2004	Loans % of Total	2003	Loans % of Total	2002	Loans % of Total	2001	Loans % of Total

Commercial, commercial real estate and commercial construction*	1.28%	47.9	1.30%	46.9	1.49%	43.8	1.29%	50.0	1.31%	54.1
Impaired	28.13	.2	28.57	.2	29.41	.2	30.61	.5	44.74	.4
Retail real estate	.40	49.9	.40	50.4	.56	52.5	.77	44.6	.99	38.3
Other retail	2.38	.8	2.96	1.0	2.35	1.5	1.05	2.5	1.96	4.5
Credit card receivables	3.98	1.2	4.02	1.5	4.76	2.0	5.13	2.4	4.63	2.7

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

The average reserve rate for retail real estate loans was .40 percent for 2005 and 2004 compared to .56 percent for 2003. The average reserve rate for other retail loans, a diminishing portfolio of loans which represented less than 1 percent of total loans in 2005, decreased to 2.38 percent for 2005 from 2.96 percent for 2004. The average reserve rate for credit card receivables was 3.98 percent for 2005 and was 4.02 percent for 2004 after decreasing from 4.76 percent for 2003 due to the transfer of a portfolio of credit card receivables to held for sale.

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

Overall, nonperforming assets remained stable, totaling $79.7 million on December 31, 2005, compared to $77.3 million on December 31, 2004. Nonperforming assets in retail/commercial banking were $59.7 million for 2005 compared to $60.3 million for 2004. However, the retail/commercial banking nonperforming assets ratio decreased to .29 percent from .37 percent as loans increased 24 percent. Mortgage banking nonperforming assets were $20.0 million for 2005 compared to $17.0 million for 2004.

Information regarding nonperforming assets and past-due loans is presented in Table 22. Table 21 gives additional information related to changes in nonperforming assets for 2003 through 2005.

First Horizon National Corporation	35

Table 21 - Changes in Nonperforming Assets

(Dollars in thousands)	2005	2004	2003

Beginning balance	$77,338	$76,195	$75,671
Additional nonperforming assets	79,554	77,059	115,851
Payments, sales and other dispositions	(67,036)	(61,852)	(92,916)
Charge-offs	(10,187)	(14,064)	(22,411)

Ending balance	$79,669	$77,338	$76,195

Table 22 -Nonperforming Assets on December 31

(Dollars in thousands)	2005	2004	2003	2002	2001	2000

Retail/Commercial Banking:
Nonperforming loans*	$40,771	$41,102	$43,228	$58,454	$41,671	$41,541
Foreclosed real estate	18,932	19,247	14,677	8,188	9,924	3,997
Other assets	-	-	336	33	130	97

Total Retail/Commercial Banking	59,703	60,349	58,241	66,675	51,725	45,635

Mortgage Banking:
Nonperforming loans	11,488	8,458	8,556	5,733	21,285	19,761
Foreclosed real estate	8,478	8,531	9,398	3,263	12,065	12,293

Total Mortgage Banking	19,966	16,989	17,954	8,996	33,350	32,054

Total nonperforming assets	$79,669	$77,338	$76,195	$75,671	$85,075	$77,689

Potential problem assets***	$187,208	$98,926	$118,142	$125,255	$123,535	$107,605
Loans 30 to 89 days past due	97,780	69,593	88,874	100,723	117,298	105,705
Loans 30 to 89 days past due – guaranteed	1,108	977	2,697	3,348	5,215	20,957
Loans 90 days past due	37,067	33,343	27,240	37,083	37,665	42,292
Loans 90 days past due – guaranteed	5,481	5,617	5,676	6,038	6,199	16,534
Loans held for sale 30 to 89 days past due**	45,788	56,379	73,458	10,731	11,415	22,240
Loans held for sale 30 to 89 days past due – guaranteed**	30,868	43,542	60,551	-	-	-
Loans held for sale 90 days past due**	176,591	180,617	198,955	-	-	1,789
Loans held for sale 90 days past due – guaranteed**	173,357	179,792	198,955	-	-	707

Ratios:
Allowance to nonperforming loans in the loan portfolio	465%	385%	371%	247%	239%	227%
Nonperforming assets to loans, foreclosed real estate and other assets
(Retail/Commercial Banking)	.29	.37	.42	.59	.50	.45
Nonperforming assets to unpaid principal balance of servicing portfolio (Mortgage Banking)	.02	.02	.03	.02	.07	.07

*	Total impaired loans included in nonperforming loans were $36.6 million, $34.8 million, $34.4 million, $49.3 million, $37.8 million and $41.2 million for the years 2005 through 2000, respectively.
**	Prior to 2003 government guaranteed loans repurchased through GNMA's repurchase program were classified as receivables in “Other assets” on the Consolidated Statements of Condition and are not included in past due loan statistics. Guaranteed loans include FHA, VA, student and GNMA loans repurchased through the GNMA repurchase program.
***	Includes past due loans.
Certain previously reported amounts have been reclassified to agree with current presentation.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Past due loans increased $3.7 million in 2005 to $37.1 million. However, while total past due balances increased, the ratio of past due loans in the loan portfolio to total loans decreased to .18 percent on December 31, 2005 compared to .20 percent on December 31, 2004 as loans increased 25 percent from December 31, 2004. Loans 30 to 89 days past due increased $28.2 million to $97.8 million while the ratio of loans 30 to 89 days past due in the loan portfolio increased to .47 percent of total loans on December 31, 2005 compared to .42 percent on December 31, 2004. This increase follows a period of significant

36	First Horizon National Corporation

declines in delinquencies and continues to remain below historical levels. Additional historical past due loan information can be found in Table 22.

Potential problem assets in the loan portfolio, which are not included in nonperforming assets, increased to $187.2 million, or .91 percent of total loans, on December 31, 2005, from $98.9 million, or .60 percent of total loans, on December 31, 2004. The increase reflects a return to historical levels of potential problem assets from the low level experienced in 2004. This includes the impact from the identification of certain misrepresentations by customers in a pool of collateralized retail real estate related loans in 2005. The current expectation of losses from potential problem assets has been included in management's analysis for assessing the adequacy of the allowance for loan losses. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for loans classified substandard.

Mortgage Banking

First Horizon Home Loans originates mortgage loans through its retail and wholesale operations and also purchases mortgage loans from third-party mortgage bankers (known as correspondent brokers) for sale to secondary market investors and subsequently services the majority of those loans. The secondary market for mortgages allows First Horizon Home Loans to sell mortgage loans to investors, including government agencies, such as FNMA, FHLMC and GNMA. Many private investors are also active in the secondary market as issuers and investors. The majority of First Horizon Home Loans' mortgage loans are sold through transactions with government agencies. The risk of credit loss with regard to the principal amount of the loans sold is generally transferred to investors upon sale to the secondary market. To the extent that transferred mortgage loans are subsequently determined not to meet the agreed-upon qualifications or criteria, the purchaser has the right to return those loans to First Horizon Home Loans. In addition, certain mortgage loans are sold to investors with limited or full recourse in the event of mortgage foreclosure (refer to discussion of foreclosure reserves under Critical Accounting Policies).

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FHN's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. The consolidated financial statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if (a) the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (b) different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of FHN's financial condition, changes in financial condition or results of operations.

It is management's practice to discuss critical accounting policies with the Board of Directors' Audit Committee including the development, selection and disclosure of the critical accounting estimates. Management believes the following critical accounting policies are both important to the portrayal of the company's financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available as of the date of the financial statements.

Mortgage Servicing Rights and Other Related Retained Interests

When First Horizon Home Loans sells mortgage loans in the secondary market to investors, it generally retains the right to service the loans sold in exchange for a servicing fee that is collected

First Horizon National Corporation	37

over the life of the loan as the payments are received from the borrower. In addition, some ancillary income in the form of late fees and float on escrow balances are collected during the normal course of servicing the loans. An amount is capitalized as MSR on the Consolidated Statements of Condition based on the expected present value of the anticipated cash flows received for servicing the loan, net of the estimated costs of servicing the loan. During 2005 and 2004, First Horizon Home Loans capitalized $423.3 million and $438.0 million, respectively, of MSR in connection with sales of first-lien mortgage loans in the secondary market and acquisition of servicing rights from third parties. On December 31, 2005 and 2004, the total outstanding principal amount of First Horizon Home Loans' first-lien servicing portfolio aggregated $95.3 billion and $86.6 billion, respectively.

MSR Estimated Fair Value

The fair value of MSR typically rises as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on (1) the magnitude of changes in market interest rates, and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates included in the mortgage-servicing portfolio.

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

Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires FHN to make several critical assumptions based upon current market and loan production data.

Prepayment speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid, the anticipated cash flows associated with servicing that loan are terminated, resulting in impairment of the fair value of the capitalized MSR. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, First Horizon Home Loans utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors, including First Horizon Home Loans' own historical prepayment experience. For purposes of model valuation, estimates are made for each product type within the MSR portfolio on a monthly basis.

Discount rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in MSR.

Cost to service: Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of MSR.

Float income: Estimated float income is driven by expected float balances (principal, interest and escrow payments that are held pending remittance to the investor or other third party) and current market interest rates, including the thirty-day London Inter-Bank Offered Rate (LIBOR) and five-year swap interest rates, which are updated on a monthly basis for purposes of estimating the fair value of MSR.

First Horizon Home Loans engages in a process referred to as “price discovery” on a quarterly basis to assess the reasonableness of the estimated fair value of MSR. Price discovery is conducted through

38	First Horizon National Corporation

a process of obtaining the following information: (a) quarterly informal (and an annual formal) valuation of the servicing portfolio by an independent third party: a prominent mortgage-servicing broker, and (b) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the mortgage banking business. Although there is no single source of market information that can be relied upon to assess the fair value of MSR, First Horizon Home Loans reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. On December 31, 2005, 2004 and 2003, First Horizon Home Loans determined that its MSR valuations and assumptions were reasonable based on the price discovery process.

Each month, the First Horizon Risk Management Committee (FHRMC) reviews the overall assessment of the estimated fair value of MSR. The FHRMC is responsible for approving the critical assumptions used by management to determine the estimated fair value of First Horizon Home Loans' MSR. Each quarter, FHN's MSR Committee reviews the original valuation, impairment, and the initial capitalization rates for newly originated MSR. In addition, each quarter the Executive Committee of FHN's board of directors reviews the initial capitalization rates and approves the amortization expense.

MSR are included on the Consolidated Statements of Condition, net of accumulated amortization. The changes in fair value of MSR are included as a component of mortgage banking noninterest income on the Consolidated Statements of Income.

Hedging the Fair Value of MSR Under SFAS No. 133

First Horizon Home Loans also enters into interest rate contracts (including swaps, swaptions, and mortgage forward sales contracts) to hedge against the effects of changes in fair value of its MSR due solely to changes in the benchmark interest rate (10-year LIBOR swap rate). Substantially all capitalized MSR are hedged for economic purposes with the vast majority of MSR routinely qualifying for hedge accounting. For purposes of measuring effectiveness of the hedge, time decay and recognized net interest income, including changes in value attributable to changes in spot and forward prices, if applicable, are excluded from the change in value of the related derivatives. Interest rate derivative contracts used to hedge against interest rate risk in the servicing portfolio are designated to specific risk tranches of servicing. First Horizon Home Loans enters into hedges of the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. Hedges are reset at least monthly and more frequently, as needed, to respond to changes in interest rates or hedge composition. Generally, a coverage ratio approximating 100 percent is maintained on hedged MSR. Prior to acquiring a new hedge instrument, First Horizon Home Loans performs a prospective evaluation of anticipated hedge effectiveness by reviewing the historical regression between the underlying index of the proposed hedge instrument and the mortgage rate. At the end of each hedge period, the change in the fair value of the hedged MSR asset due to the change in benchmark interest rate is calculated and becomes a historical data point. Retrospective hedge effectiveness is determined by performing a regression analysis of all collected data points over a rolling 12-month period.

MSR subject to SFAS No. 133 hedges totaled $1.3 billion and $1.0 billion on December 31, 2005 and 2004, respectively. The balance sheet impacts of the related derivatives were a net liability of $21.2 million and a net asset of $79.0 million on December 31, 2005 and 2004, respectively. Included as a component of net servicing income in mortgage banking noninterest income were net losses of $1.9 million, net gains of $1.4 million, and net gains of $19.7 million in 2005, 2004 and 2003, respectively, representing fair value hedge ineffectiveness. Pursuant to SFAS No. 133, the basis in MSR that qualify for hedge accounting are adjusted for the impact of hedge performance in net servicing income. Also included in net servicing income were gains of $13.9 million, $46.5 million, and $95.4 million in 2005, 2004, and 2003, respectively, representing derivative gains from net interest income on swaps, net of time decay, which were excluded from the assessment of hedge effectiveness.

First Horizon Home Loans generally experiences increased loan origination and production in periods of low interest rates which, at the time of sale, result in the capitalization of new MSR associated with

First Horizon National Corporation	39

new production. This provides for a “natural hedge” in the mortgage-banking business cycle. New production and origination does not prevent First Horizon Home Loans from recognizing impairment expense on existing servicing rights as a result of prepayments; rather, the new production volume results in loan origination fees and the capitalization of MSR as a component of realized gains related to the sale of such loans in the secondary market, thus the natural hedge, which tends to offset a portion of the MSR impairment charges during a period of low interest rates. In a period of increased borrower prepayments, impairment can be significantly offset by a strong replenishment rate and strong net margins on new loan originations. To the extent that First Horizon Home Loans is unable to maintain a strong replenishment rate, or in the event that the net margin on new loan originations declines from historical experience, the value of the natural hedge may diminish, thereby significantly impacting the results of operations in a period of increased borrower prepayments.

First Horizon Home Loans does not specifically hedge the change in fair value of MSR attributed to other risks, including unanticipated prepayments (representing the difference between actual prepayment experience and estimated prepayments derived from the model, as described above), basis risk (meaning, the risk that changes in the benchmark interest rate may not correlate to changes in the mortgage market interest rate), discount rates, cost to service and other factors. To the extent that these other factors result in changes to the fair value of MSR, First Horizon experiences volatility in current earnings due to the fact that these risks are not currently hedged.

Actual vs. Estimated Prepayment Assumptions

As discussed above, the estimate of the cash flow components of net servicing income associated with MSR requires management to make several critical assumptions based upon current market and loan production data, including prepayment speeds, discount rate, cost to service and float income. Inherent in estimating such assumptions are uncertainties associated with the mortgage banking business (primarily, the change in market interest rates which vary significantly due to multiple economic and non-economic factors) as well as the composition of the MSR portfolio, which is not static and changes significantly based upon the production and sale of new loans, customer prepayment experience and other factors. As a result, the estimated assumptions used to value MSR -particularly the estimate of prepayment speeds – can vary significantly from actual experience, resulting in the recognition of additional impairment charges in current earnings. Table 23 provides a summary of actual and estimated weighted average prepayment speeds used in determining the estimated fair value of MSR for the years ended December 31, 2005, 2004 and 2003.

Each month the actual cash flows of the last 12 months from the total servicing portfolio are compared with the expected cash flow assumptions. Although actual cash flows of individual components differ from expected cash flows, the difference for overall cash flows from the entire servicing portfolio for each of the 12-month periods ending December 31, 2005, 2004 and 2003 was negligible.

For 2005, 2004 and 2003, the amortization rates calculated by the model were 17.1 percent, 17.3 percent and 22.7 percent, respectively, while the related actual runoff was 24.8 percent, 27.8 percent and 55.3 percent, respectively. While actual runoff rates tend to lag interest rate changes, impairment expense generally has an immediate response to changes in the prevailing interest rate environment as FHN's valuation model incorporates all current market drivers when generating future cash flow estimates. To the extent such changes in future cash flows are not completely hedged using derivative instruments, impairment expense can vary accordingly. During 2005, 2004 and 2003, impairment charges associated with MSR of $35.2 million, $37.1 million and $158.3 million, respectively, were recognized.

40	First Horizon National Corporation

Table 23 - Mortgage Banking Prepayment Assumptions

	2005	2004	2003

Prepayment speeds
Actual	24.8%	27.8%	55.3%
Estimated*	22.4	23.8	67.0

* Estimated prepayment speeds represent monthly average prepayment speed estimates for each of the years presented.

Interest-Only Certificates Fair Value – Residential Mortgage Loans

In certain cases, when First Horizon Home Loans sells mortgage loans in the secondary market, it retains an interest in the mortgage loans sold primarily through interest-only certificates. Interest-only certificates are financial assets, which represent rights to receive earnings from serviced assets that exceed contractually specified servicing fees. Consistent with MSR, the fair value of an interest-only certificate typically rises as market interest rates increase and declines as market interest rates decrease. Additionally, similar to MSR, the market for interest-only certificates is limited, and the precise terms of transactions involving interest-only certificates are not typically readily available. Accordingly, First Horizon Home Loans relies primarily on a discounted cash flow model to estimate the fair value of its interest-only certificates.

Estimating the cash flow components and the resultant fair value of the interest-only certificates requires First Horizon Home Loans to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by First Horizon Home Loans to estimate the fair value of interest-only securities include prepayment speeds and discount rates, as discussed above. First Horizon Home Loans' interest-only certificates are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of mortgage banking noninterest income on the Consolidated Statements of Income.

Hedging the Fair Value of Interest-Only Certificates

First Horizon Home Loans utilizes derivatives (including swaps, swaptions, and mortgage forward sales contracts) that change in value inversely to the movement of interest rates to protect the value of its interest-only securities as an economic hedge. Realized and unrealized gains and losses associated with the change in fair value of derivatives used in the economic hedge of interest-only securities are included in current earnings in mortgage banking noninterest income as a component of servicing income. Interest-only securities are included in trading securities with changes in fair value recognized currently in earnings in mortgage banking noninterest income as a component of servicing income.

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

Residual-Interest Certificates Fair Value – HELOC and Second-lien Mortgages

In certain cases, when FHN sells HELOC or second-lien mortgages in the secondary market, it retains an interest in the loans sold primarily through a residual-interest certificate. Residual-interest certificates are financial assets which represent rights to receive earnings to the extent of excess income generated by the underlying loan collateral of certain mortgage-backed securities, which is not needed to meet contractual obligations of senior security holders. The fair value of a residual-interest certificate typically changes based on the differences between modeled prepayment speeds and credit

First Horizon National Corporation	41

losses and actual experience. Additionally, similar to MSR and interest-only certificates, the market for residual-interest certificates is limited, and the precise terms of transactions involving residual-interest certificates are not typically readily available. Accordingly, FHN relies primarily on a discounted cash flow model, which is prepared monthly, to estimate the fair value of its residual-interest certificates.

Estimating the cash flow components and the resultant fair value of the residual-interest certificates requires FHN to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by FHN to estimate the fair value of residual-interest securities include prepayment speeds, credit losses and discount rates, as discussed above. FHN's residual-interest certificates are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of other income on the Consolidated Statements of Income. FHN does not utilize derivatives to hedge against changes in the fair value of residual-interest certificates.

Pipeline and Warehouse

During the period of loan origination, and prior to the sale of mortgage loans in the secondary market, First Horizon Home Loans has exposure to mortgage loans that are in the “mortgage pipeline” and the “mortgage warehouse”. The mortgage pipeline consists of loan applications that have been received, but have not yet closed as loans. Pipeline loans are either “floating” or “locked”. A floating pipeline loan is one on which an interest rate has not been locked by the borrower. A locked pipeline loan is one on which the potential borrower has set the interest rate for the loan by entering into an interest rate lock commitment resulting in interest rate risk to First Horizon Home Loans. Once a mortgage loan is closed and funded, it is included within the mortgage warehouse, or the “inventory” of mortgage loans that are awaiting sale and delivery (currently an average of approximately 30 days) into the secondary market. First Horizon Home Loans is exposed to credit risk while a mortgage loan is in the warehouse. Third party models are used in managing interest rate risk related to price movements on loans in the pipeline and the warehouse.

First Horizon Home Loans' warehouse (first-lien mortgage loans held for sale) is subject to changes in fair value, primarily due to fluctuations in interest rates from the loan closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declines in value when interest rates increase and rises in value when interest rates decrease. To mitigate this risk, First Horizon Home Loans enters into forward sales contracts and futures contracts to provide an economic hedge against those changes in fair value on a significant portion of the warehouse. These derivatives are recorded at fair value with changes in fair value recorded in current earnings as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

To the extent that these interest rate derivatives are designated to hedge specific similar assets in the warehouse and prospective analyses indicate that high correlation is expected, the hedged loans are considered for hedge accounting under SFAS No. 133. Anticipated correlation is determined based on the historical regressions between the change in fair value of the derivatives and the change in fair value of hedged mortgage loans. Beginning in fourth quarter 2005, anticipated correlation is determined by projecting a dollar offset relationship for each tranche based on anticipated changes in the fair value of the hedged mortgage loans and the related derivatives, in response to various interest rate shock scenarios. Hedges are reset daily and the statistical correlation is calculated using these daily data points. Retrospective hedge effectiveness is measured using the regression results. First Horizon Home Loans generally maintains a coverage ratio (the ratio of expected change in the fair value of derivatives to expected change in the fair value of hedged assets) of approximately 100 percent on warehouse loans accounted for under SFAS No. 133.

Warehouse loans qualifying for SFAS No. 133 hedge accounting treatment totaled $1.4 billion and $.6 billion on December 31, 2005 and 2004, respectively. The balance sheet impacts of the related derivatives were net liabilities of $.5 million and $2.3 million on December 31, 2005 and 2004, respectively. Included as a component of the gain or loss on the sale of loans in mortgage banking noninterest income were net losses of $1.2 million, net losses of $16.6 million, and net gains of $29.9 million in 2005, 2004 and 2003, respectively, representing fair value hedge ineffectiveness.

42	First Horizon National Corporation

Pursuant to SFAS No. 133, the basis in loans that qualify for hedge accounting are adjusted for the impact of hedge performance through gain or loss on the sale of loans.

Mortgage banking interest rate lock commitments are short-term commitments to fund mortgage loan applications in process (the pipeline) for a fixed term at a fixed price. During the term of an interest rate lock commitment, First Horizon Home Loans has the risk that interest rates will change from the rate quoted to the borrower. First Horizon Home Loans enters into forward sales contracts with respect to fixed rate loan commitments and futures contracts with respect to adjustable rate loan commitments as economic hedges designed to protect the value of the interest rate lock commitment from changes in value due to changes in interest rates. Under SFAS No. 133 interest rate lock commitments qualify as derivative financial instruments and as such do not qualify for hedge accounting treatment. As a result, the interest rate lock commitments are recorded at fair value with changes in fair value recorded in current earnings as gain or loss on the sale of loans in mortgage banking noninterest income. Interest rate lock commitments generally have a term of up to 60 days before the closing of the loan. The interest rate lock commitment, however, does not bind the potential borrower to entering into the loan, nor does it guarantee that First Horizon Home Loans will approve the potential borrower for the loan. Therefore, First Horizon Home Loans makes estimates of expected “fallout” (locked pipeline loans not expected to close), using models which consider cumulative historical fallout rates and other factors. Fallout can occur for a variety of reasons including falling rate environments when a borrower will abandon an interest rate lock commitment at one lender and enter into a new lower interest rate lock commitment at another, when a borrower is not approved as an acceptable credit by the lender, or for a variety of other non-economic reasons. Note that once a loan is closed, the risk of fallout is eliminated and the associated mortgage loan is included in the mortgage loan warehouse.

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

For the periods ended December 31, 2005 and 2004, the valuation model utilized to estimate the fair value of interest rate lock commitments assumes a zero fair value on the date of the lock with the borrower. Subsequent to the lock date, the model calculates the change in value due solely to the change in interest rates resulting in an asset with an estimated fair value of $8.3 million on December 31, 2005, and an asset with an estimated fair value of $16.5 million on December 31, 2004.

Foreclosure Reserves

As discussed above, First Horizon Home Loans typically originates mortgage loans with the intent to sell those loans to government agencies and other private investors in the secondary market. Certain of the mortgage loans are sold with limited or full recourse in the event of foreclosure. On December 31, 2005 and 2004, $3.2 billion and $3.4 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where some portion of the principal is at risk. On December 31, 2005 and 2004, $147.3 million and $186.8 million, respectively, of mortgage loans were outstanding which were sold under full recourse arrangements.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the Federal Housing Administration (FHA) and Veterans Administration (VA). First Horizon Home Loans continues to absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and First Horizon Home Loans may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure.

First Horizon National Corporation	43

Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs, due to issues associated with underwriting activities, documentation or other concerns.

Management closely monitors historical experience, borrower payment activity, current economic trends and other risk factors, and establishes a reserve for foreclosure losses for loans sold with limited and full recourse which management believes is sufficient to cover incurred foreclosure losses in the servicing portfolio. The reserve for foreclosure losses is based upon a historical progression model using a rolling 12-month average, which predicts the probability or frequency of a mortgage loan entering foreclosure. In addition, other factors are considered, including qualitative and quantitative factors (e.g., current economic conditions, past collection experience, risk characteristics of the current portfolio and other factors), which are not defined by historical loss trends or severity of losses. On December 31, 2005 and 2004, the foreclosure reserve was $16.4 million and $18.5 million, respectively. While the servicing portfolio has grown from $86.6 billion on, December 31, 2004, to $95.3 billion on December 31, 2005, the foreclosure reserve has decreased primarily due to a reduction in the recourse portfolio. Table 24 provides a summary of reserves for foreclosure losses for the years ended December 31, 2005, 2004 and 2003.

Table 24 - Reserves for Foreclosure Losses

(Dollars in thousands)	2005	2004	2003

Beginning balance	$18,500	$22,323	$33,033
Provision for foreclosure losses	8,562	3,574	10,012
Charge-offs	(13,224)	(11,448)	(22,735)
Recoveries	2,534	4,051	2,013

Ending balance	$16,372	$18,500	$22,323

Allowance for Loan Losses

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectibility of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the allowance for loan losses is a “critical accounting estimate” because: changes in it can materially affect the provision for loan losses and net income, it requires management to predict borrowers' likelihood or capacity to repay, and it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. This critical accounting estimate applies primarily to the Retail/Commercial Banking segment. The Executive Committee of FHN's board of directors approves the level of the allowance for loan losses.

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

44	First Horizon National Corporation

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

FHN believes that the critical assumptions underlying the accounting estimate made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were considered by management at the time of assessing the adequacy of the allowance for loan losses; (5) the economic factors utilized in the allowance for loan losses estimate are used as a measure of actual incurred losses; (6) the period of history used for historical loss factors is indicative of the current environment; and (7) the reserve rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates. There have been no significant changes to the methodology for the years ended December 31, 2005, 2004 and 2003.

Goodwill and Assessment of Impairment

FHN's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Accounting standards require management to estimate the fair value of each reporting unit in making the assessment of impairment at least annually. As of October 1, 2005, FHN engaged an independent valuation firm to compute the fair value estimates of each reporting unit as part of its annual impairment assessment. The independent valuation utilized three separate valuation methodologies and applied a weighted average to each methodology in order to determine fair value for each reporting unit. The valuation as of October 1, 2005, indicated no goodwill impairment for any of the reporting units.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a “critical accounting estimate” because estimates and assumptions are made about FHN's future performance and cash flows, as well as other prevailing market factors (interest rates, economic trends, etc.). FHN's policy allows management to make the determination of fair value using internal cash flow models or by engaging independent third parties. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the Retail/Commercial Banking, Mortgage Banking and Capital Markets business segments. Reporting units have been defined as the same level as the operating business segments.

The impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes “step one” of the impairment test by comparing the fair value of each reporting unit (as determined based on the discussion below) with the recorded book value (or “carrying amount”) of its net assets, with goodwill included in the computation of the carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and “step two” of the impairment test is not necessary. If the carrying amount of

First Horizon National Corporation	45

a reporting unit exceeds its fair value, step two of the impairment test is performed to determine the amount of impairment. Step two of the impairment test compares the carrying amount of the reporting unit's goodwill to the “implied fair value” of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance is the implied fair value used in step two. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value.

In connection with obtaining the independent valuation, management provided certain data and information that was utilized by the third party in its determination of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. The independent third party made other assumptions critical to the process, including discount rates, asset and liability growth rates, and other income and expense estimates, through discussions with management.

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

The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or I.R.S. positions, will not differ from management's assessments. Whenever practicable, management consults with third party experts (attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements. Note 18 – Restrictions, Contingencies and Other Disclosures provides additional information.

46	First Horizon National Corporation

QUARTERLY FINANCIAL INFORMATION

Table 25 - Summary of Quarterly Financial Information

	2005				2004
(Dollars in millions except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Summary income information:
Interest income	$519.5	$497.5	$438.4	$384.8	$334.8	$300.2	$277.8	$254.0
Interest expense	264.6	237.3	196.8	157.4	106.4	81.9	64.2	58.0
Provision for loan losses	16.2	22.6	15.8	13.1	11.7	10.1	12.3	14.2
Noninterest income	343.4	369.5	343.4	343.4	313.1	327.6	352.3	370.1
Noninterest expense	420.8	436.2	419.1	394.8	382.7	365.6	384.0	372.0
Income before cumulative adjustment*	113.0	116.2	102.7	109.2	103.1	113.6	118.4	119.3
Cumulative adjustment, net of tax	(3.1)	-	-	-	-	-	-	-
Net income	109.9	116.2	102.7	109.2	103.1	113.6	118.4	119.3

Earnings per common share before cumulative adjustment*	$.89	$.92	$.82	$.88	$.83	$.91	$.95	$.95
Earnings per common share	.87	.92	.82	.88	.83	.91	.95	.95
Diluted earnings per common share before cumulative adjustment*	.87	.90	.80	.85	.81	.89	.92	.92
Diluted earnings per common share	.85	.90	.80	.85	.81	.89	.92	.92

Common stock information:
Closing price per share:
High	$40.02	$44.55	$43.26	$44.28	$44.23	$45.72	$48.01	$47.91
Low	35.13	36.35	38.77	40.00	41.59	42.82	43.00	42.70
Period-end	38.44	36.35	42.20	40.79	43.11	43.36	45.47	47.70
Dividends declared per share	.45	.43	.43	.43	.43	.40	.40	.40

* The cumulative adjustment reflects the effects of a change in accounting principle.

ACCOUNTING CHANGES

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments,” which permits fair value remeasurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. Since FHN accounts for its beneficial interests in securitizations as trading securities, the adoption of SFAS No. 155 is not expected to have a significant impact on the results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154), which requires retrospective application of voluntary changes in accounting principle. A change in accounting principle mandated by new accounting pronouncements should follow the transition method specified by the new guidance. However, if transition guidance is not otherwise specified, SFAS No. 154's retrospective application requirement will apply. SFAS No. 154 does not alter the accounting requirement for changes in estimates (prospective) and error corrections (restatement). SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R), which requires recognition of expense over the requisite service period for awards of share-based compensation to employees. Due to SEC action in April 2005, the mandatory adoption

First Horizon National Corporation	47

date for SFAS No. 123-R was moved to January 1, 2006 with earlier adoption permitted. As permitted by the original SFAS No. 123, FHN has accounted for its equity awards under the provisions of APB No. 25. Upon adoption of SFAS No. 123-R, the grant date fair value of an award will be used to measure the compensation expense recognized for the award. For unvested awards granted prior to the adoption of SFAS 123-R, the fair values utilized will equal the values used in preparation of the disclosures required under the original SFAS 123. Compensation expense recognized after adoption of SFAS 123-R will incorporate an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. Upon initial adoption of SFAS 123-R, FHN is required to reclassify deferred compensation balances to capital surplus and to make a cumulative effect adjustment for outstanding unvested awards that are not expected to vest due to anticipated forfeiture. As permitted by SFAS No. 123-R, FHN intends to retroactively apply the provisions of SFAS No. 123-R to its prior period financial statements. Given the current structure of FHN's compensation program, utilization of the Black-Scholes model and applying management's current interpretation, the adoption of SFAS No. 123-R is estimated to result in a reduction of 2006 pre-tax income between $15 million and $21 million, which represents approximately $.07 to $.10 per share.

In the first quarter of 2006, the FASB is expected to issue an amendment to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” that will require servicing rights to be initially measured at fair value. Subsequently, companies will be permitted to elect, on a class-by-class basis, either fair value or amortized cost accounting for their servicing rights. If this standard is issued as expected, adoption as of January 1, 2006, will be permitted if no quarterly financial statements for 2006 have been issued. A cumulative effect of a change in accounting would be required as of the date of adoption for companies electing to use the fair value method rather than the amortized cost method that is currently required. FHN is currently evaluating the impact of electing fair value accounting for its classes of servicing rights and may elect this methodology in 2006 if the final standard is issued when expected.

SUBSEQUENT EVENTS

On March 1, 2006 FHN sold substantially all the assets of its national merchant processing business conducted primarily through First Horizon Merchant Services, Inc. and Global Card Services, Inc. The sale was to NOVA Information Systems (NOVA), a wholly-owned subsidiary of U.S. Bancorp. As part of the transaction, FHN also entered into an agreement that will offer NOVA's merchant processing services to FHN's current and prospective customers.

This divestiture resulted in a pre-tax gain to FHN of approximately $340 million. In addition, a supplement to the purchase price may be paid to FHN if certain performance goals are achieved during a period following closing. FHN expects to use a portion of the proceeds from the transaction to repurchase shares of its common stock and to invest in earnings enhancements. This divestiture will be accounted for as a discontinued operation, and prior periods will be adjusted to exclude the impact of merchant operations from the results of continuing operations (see also Note 2–Acquisitions/Divestitures for additional information).

On March 1, 2006, FHN entered into an agreement with Goldman Sachs to purchase four million shares of FHN common stock in connection with an accelerated share repurchase program under an existing share repurchase authorization. The initial purchase price of the shares will be $39.43 per share or approximately $158 million excluding transaction costs. The share repurchase was funded with a portion of the proceeds from the merchant processing sale and settled on March 3, 2006. The repurchased shares are subject to a purchase price adjustment that will be based upon the actual volume weighted average price during the repurchase period and certain other provisions. The final settlement is expected to occur in second quarter 2006.

48	First Horizon National Corporation

GLOSSARY OF SELECTED FINANCIAL TERMS

Allowance for Loan Losses – Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Basis Point – The equivalent of one-hundredth of one percent (0.01). One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

Book Value Per Common Share – A ratio determined by dividing shareholders' equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial Paper – A short-term unsecured debt obligation of the parent company with maturities typically of 30 days to 270 days.

Commercial and Standby Letters of Credit – Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

Commitment to Extend Credit – Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Core Deposits – Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument – A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings Per Common Share – Net income, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Earning Assets – Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings Per Common Share – Net income, divided by the weighted average number of common shares.

Fully Taxable Equivalent (FTE) – Reflects the rate of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Interest-Only Strip – Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

Interest Rate Caps and Floors – Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper “capped” level or falls below a fixed lower “floor” level on specified future dates.

Interest Rate Forward Contracts – Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Interest Rate Option – A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

First Horizon National Corporation	49

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Interest Rate Swap – An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Leverage Ratio – Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available for sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Market Capitalization – Market value of a company computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities – Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Pipeline – Interest rate commitments made to customers on mortgage loans that have not yet been closed and funded.

Mortgage Warehouse – A mortgage loan that has been closed and funded and is awaiting sale and delivery into the secondary market.

Mortgage Servicing Rights (MSR) – The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Income (NII) – Interest income less interest expense.

Net Interest Margin (NIM) – Expressed as a percentage, net interest margin is a measure of the profitability of earning assets. It is computed by dividing fully taxable equivalent net interest income by average earning assets.

Net Interest Spread – The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual Loans – Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

Nonperforming Assets – Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and repossessed assets.

Principal-Only Strip – Mortgage security consisting of the principal portion of a stripped mortgage backed security.

Provision for Loan Losses – The periodic charge to earnings for potential losses in the loan portfolio.

Purchase Obligation – An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds – The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, bank notes, commercial paper, and other short-term borrowings.

50	First Horizon National Corporation

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Repurchase Agreement – A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Return on Average Assets (ROA) – A measure of profitability that indicates how effectively an institution utilized its assets. It is calculated by dividing net income by total average assets.

Return on Average Equity (ROE) – A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income by total average shareholders' equity.

Risk-Adjusted Assets – A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet financial instruments.

Tier 1 Capital Ratio – Ratio consisting of shareholders' equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Total Capital Ratio – Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

First Horizon National Corporation	51

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

Management assessed the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2005.

First Horizon National Corporation's independent auditors have issued an attestation report on management's assessment of First Horizon National Corporation's internal control over financial reporting. That report appears on the following page.

52	First Horizon National Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that First Horizon National Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, First Horizon National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 3, 2006 expressed an unqualified opinion on those consolidated financial statements.

Memphis, Tennessee
March 3, 2006

First Horizon National Corporation	53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Memphis, Tennessee
March 3, 2006

54	First Horizon National Corporation

CONSOLIDATED STATEMENTS OF CONDITION

	December 31
(Dollars in thousands)	2005	2004

Assets:
Cash and due from banks (Note 18)	$946,421	$638,189
Federal funds sold and securities purchased under agreements to resell	1,485,199	682,310

Total cash and cash equivalents	2,431,620	1,320,499

Investment in bank time deposits	10,687	5,329
Trading securities	2,133,428	988,015
Loans held for sale	4,435,343	5,167,981
Securities available for sale (Note 3)	2,912,103	2,680,556
Securities held to maturity (fair value of $390 on December 31, 2005, and $457 on December 31, 2004) (Note 3)	383	441
Loans, net of unearned income (Note 4)	20,600,935	16,427,673
Less: Allowance for loan losses	189,705	158,159

Total net loans	20,411,230	16,269,514

Mortgage servicing rights, net (Note 6)	1,314,629	1,036,458
Goodwill (Note 7)	308,788	187,200
Other intangible assets, net (Note 7)	85,863	34,769
Capital markets receivables	511,508	276,298
Premises and equipment, net (Note 5)	414,980	379,359
Real estate acquired by foreclosure	27,410	27,777
Other assets	1,581,089	1,397,487

Total assets	$36,579,061	$29,771,683

Liabilities and shareholders' equity:
Deposits:
Checking interest and money market	$4,425,664	$4,220,376
Savings	279,408	289,831
Certificates of deposit under $100,000 and other time	2,478,946	2,061,262
Certificates of deposit $100,000 and more	10,931,695	8,216,176

Interest-bearing	18,115,713	14,787,645
Noninterest-bearing	5,322,057	4,994,522

Total deposits	23,437,770	19,782,167

Federal funds purchased and securities sold under agreements to repurchase (Note 9)	3,735,742	3,247,048
Trading liabilities (Note 9)	793,638	426,343
Commercial paper and other short-term borrowings (Note 9)	802,017	139,776
Term borrowings (Note 10)	3,437,643	2,616,368
Capital markets payables	591,404	390,323
Other liabilities	1,173,262	1,128,217

Total liabilities	33,971,476	27,730,242

Preferred stock of subsidiary (Note 12)	295,274	458

Shareholders' equity:
Preferred stock – no par value (5,000,000 shares authorized, but unissued)	-	-
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 126,222,327 on December 31, 2005 and 123,531,904 on December 31, 2004)	78,889	77,207
Capital surplus	267,678	173,872
Undivided profits	2,015,982	1,795,853
Accumulated other comprehensive loss, net (Note 15)	(42,244)	(9,928)
Deferred compensation on incentive plans	(20,111)	(8,181)
Deferred compensation obligation	12,117	12,160

Total shareholders' equity	2,312,311	2,040,983

Total liabilities and shareholders' equity	$36,579,061	$29,771,683

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

First Horizon National Corporation	55

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31

(Dollars in thousands except per share data)	2005	2004	2003

Interest income:
Interest and fees on loans	$1,133,490	$774,688	$657,546
Interest on investment securities	124,471	104,144	111,257
Interest on loans held for sale	377,882	226,832	229,091
Interest on trading securities	138,521	53,398	50,515
Interest on other earning assets	65,810	7,740	4,961

Total interest income	1,840,174	1,166,802	1,053,370

Interest expense:
Interest on deposits:
Savings	408	399	832
Checking interest and money market	59,475	24,017	22,739
Certificates of deposit under $100,000 and other time	79,013	60,060	57,139
Certificates of deposit $100,000 and more	363,983	108,003	69,336
Interest on trading liabilities	80,191	20,017	22,116
Interest on short-term borrowings	171,936	47,740	40,014
Interest on term borrowings	101,141	50,255	35,410

Total interest expense	856,147	310,491	247,586

Net interest income	984,027	856,311	805,784
Provision for loan losses	67,678	48,348	86,698

Net interest income after provision for loan losses	916,349	807,963	719,086

Noninterest income:
Mortgage banking	482,950	444,758	649,496
Capital markets	353,005	376,558	538,919
Deposit transactions and cash management	156,190	148,514	146,701
Merchant processing	88,581	75,086	57,609
Insurance commissions	54,091	56,109	57,811
Revenue from loan sales and securitizations	47,575	23,115	-
Trust services and investment management	44,614	47,274	45,873
Gains on divestitures	7,029	7,000	22,498
Equity securities (losses)/gains, net	(579)	2,040	8,491
Debt securities gains/(losses), net	1	18,708	(6,113)
All other income (Note 14)	166,299	164,024	146,299

Total noninterest income	1,399,756	1,363,186	1,667,584

Adjusted gross income after provision for loan losses	2,316,105	2,171,149	2,386,670

Noninterest expense:
Employee compensation, incentives and benefits	998,180	914,947	995,609
Occupancy	106,038	89,402	83,583
Operations services	79,551	67,523	67,948
Equipment rentals, depreciation and maintenance	77,117	72,695	68,973
Communications and courier	56,106	49,590	50,535
Amortization of intangible assets	13,734	9,541	7,980
All other expense (Note 14)	340,206	300,642	393,044

Total noninterest expense	1,670,932	1,504,340	1,667,672

Income before income taxes	645,173	666,809	718,998
Provision for income taxes (Note 16)	204,075	212,401	245,689

Income before cumulative effect of changes in accounting principle	441,098	454,408	473,309
Cumulative effect of changes in accounting principle, net of tax	(3,098)	-	-

Net income	$438,000	$454,408	$473,309

Earnings per common share before cumulative effect (Note 17)	$3.52	$3.64	$3.73
Earnings per common share from cumulative effect (Note 17)	(.03)	-	-

Earnings per common share (Note 17)	$3.49	$3.64	$3.73

Diluted earnings per common share before cumulative effect (Note 17)	$3.42	$3.54	$3.62
Diluted earnings per common share from cumulative effect (Note 17)	(.02)	-	-

Diluted earnings per common share (Note 17)	$3.40	$3.54	$3.62

Weighted average common shares (Note 17)	125,475	124,730	126,765

Diluted average common shares (Note 17)	128,950	128,436	130,876

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

56	First Horizon National Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in thousands)	Common Shares	Total	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive (Loss)/Income	Deferred Compen- sation	Deferred Compen- sation Obligation

Balance, December 31, 2002	125,600	$1,691,180	$78,500	$119,318	$1,461,946	$26,487	$(5,796)	$10,725
Net income	-	473,309	-	-	473,309	-	-	-
Other comprehensive income:
Unrealized fair value adjustments, net of tax:
Cash flow hedges	-	137	-	-	-	137	-	-
Securities available for sale	-	(24,813)	-	-	-	(24,813)	-	-
Minimum pension liability, net of tax	-	(1,129)	-	-	-	(1,129)	-	-

Comprehensive income	-	447,504	-	-	473,309	(25,805)	-	-

Cash dividends declared ($1.30/share)	-	(163,452)	-	-	(163,452)	-	-	-
Common stock repurchased	(4,855)	(209,125)	(3,035)	(96,972)	(109,118)	-	-	-
Common stock issued for stock options and restricted stock	3,955	77,875	2,472	83,772	-	-	(8,369)	-
Tax benefit from incentive plans	-	27,842	-	27,842	-	-	-	-
Stock-based compensation expense	-	18,103	-	12,982	-	-	5,121	-
Other	134	391	84	(1,125)	14	-	-	1,418

Balance, December 31, 2003	124,834	1,890,318	78,021	145,817	1,662,699	682	(9,044)	12,143
Net income	-	454,408	-	-	454,408	-	-	-
Other comprehensive income:
Unrealized fair value adjustments, net of tax:
Securities available for sale	-	(10,291)	-	-	-	(10,291)	-	-
Minimum pension liability, net of tax	-	(319)	-	-	-	(319)	-	-

Comprehensive income	-	443,798	-	-	454,408	(10,610)	-	-

Cash dividends declared ($1.63/share)	-	(201,316)	-	-	(201,316)	-	-	-
Common stock repurchased	(4,134)	(184,102)	(2,584)	(61,577)	(119,941)	-	-	-
Common stock issued for stock options and restricted stock	2,716	67,068	1,697	66,353	-	-	(982)	-
Tax benefit from incentive plans	-	15,502	-	15,502	-	-	-	-
Stock-based compensation expense	-	9,712	-	7,867	-	-	1,845	-
Other	116	3	73	(90)	3	-	-	17

Balance, December 31, 2004	123,532	2,040,983	77,207	173,872	1,795,853	(9,928)	(8,181)	12,160
Net income	-	438,000	-	-	438,000	-	-	-
Other comprehensive income:
Unrealized fair value adjustments, net of tax:
Cash flow hedges	-	(77)	-	-	-	(77)	-	-
Securities available for sale	-	(32,375)	-	-	-	(32,375)	-	-
Minimum pension liability, net of tax	-	136	-	-	-	136	-	-

Comprehensive income	-	405,684	-	-	438,000	(32,316)	-	-

Cash dividends declared ($1.74/share)	-	(217,835)	-	-	(217,835)	-	-	-
Common stock repurchased	(11)	(488)	(7)	(481)	-	-	-	-
Common stock issued for:
Stock options and restricted stock	2,037	41,073	1,274	55,100	-	-	(15,301)	-
Acquisitions	608	24,893	380	24,513	-	-	-	-
Tax benefit from incentive plans	-	8,297	-	8,297	-	-	-	-
Stock-based compensation expense	-	9,740	-	6,369	-	-	3,371	-
Other	56	(36)	35	8	(36)	-	-	(43)

Balance, December 31, 2005	126,222	$2,312,311	$78,889	$267,678	$2,015,982	$(42,244)	$(20,111)	$12,117

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

First Horizon National Corporation	57

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31

(Dollars in thousands)		2005	2004	2003

Operating	Net income	$438,000	$454,408	$473,309
Activities	Adjustments to reconcile net income to net cash provided/(used) by operating activities:
	Provision for loan losses	67,678	48,348	86,698
	Provision for deferred income tax	35,586	41,472	113,716
	Depreciation and amortization of premises and equipment	51,844	48,731	45,087
	Amortization and impairment of mortgage servicing rights	230,044	191,363	290,597
	Amortization of intangible assets	13,734	9,541	7,980
	Net other amortization and accretion	90,572	74,950	81,567
	Decrease in derivatives, net	142,769	159,123	58,298
	Market value adjustment on foreclosed property	6,314	4,022	11,644
	Cumulative effect of changes in accounting principle, net of tax	3,098	-	-
	Gain on divestiture	(7,029)	(7,000)	(22,498)
	Loss on early retirement of debt	-	-	5,766
	Equity securities losses/(gains), net	579	(2,040)	(8,491)
	Debt securities (gains)/losses, net	(1)	(18,708)	6,113
	Net losses/(gains) on disposals of fixed assets	566	(589)	1,437
	Net (increase)/decrease in:
	Trading securities	(455,467)	(187,525)	85,374
	Loans held for sale	423,719	(566,337)	1,819,842
	Capital markets receivables	(235,210)	321,123	(327,190)
	Interest receivable	(58,610)	(19,528)	(8,369)
	Other assets	(747,923)	(724,706)	(427,934)
	Net increase/(decrease) in:
	Capital markets payables	201,004	(314,578)	282,070
	Interest payable	50,736	12,504	579
	Other liabilities	(120,571)	123,931	(5,842)
	Trading liabilities	367,295	298,625	(88,563)

	Total adjustments	60,727	(507,278)	2,007,881

	Net cash provided/(used) by operating activities	498,727	(52,870)	2,481,190

Investing	Maturities of held to maturity securities	60	589	142,723
Activities	Available for sale securities:
	Sales	67,729	1,298,485	992,017
	Maturities	481,028	415,647	1,546,914
	Purchases	(830,539)	(1,920,053)	(2,745,032)
	Premises and equipment:
	Sales	744	1,048	847
	Purchases	(95,661)	(78,763)	(149,600)
	Net increase in loans	(3,878,845)	(4,165,896)	(2,808,349)
	Net (increase)/decrease in investment in bank time deposits	(5,358)	(4,831)	1,346
	Proceeds from divestitures, net of cash and cash equivalents	19,100	7,000	21,577
	Acquisitions, net of cash and cash equivalents acquired	(841,950)	-	(1,930)

	Net cash used by investing activities	(5,083,692)	(4,446,774)	(2,999,487)

Financing	Common stock:
Activities	Exercise of stock options	41,289	67,935	77,591
	Cash dividends paid	(214,024)	(198,495)	(150,863)
	Repurchase of shares	(488)	(184,224)	(209,263)
	Term borrowings:
	Issuance	1,923,750	1,506,605	925,887
	Payments	(1,074,555)	(610,585)	(287,207)
	Issuance of preferred stock of subsidiary	295,400	-	260
	Net increase/(decrease) in:
	Deposits	3,597,156	3,910,748	45,770
	Short-term borrowings	1,127,558	173,365	(57,801)

	Net cash provided by financing activities	5,696,086	4,665,349	344,374

	Net increase/(decrease) in cash and cash equivalents	1,111,121	165,705	(173,923)

	Cash and cash equivalents at beginning of period	1,320,499	1,154,794	1,328,717

	Cash and cash equivalents at end of period	$2,431,620	$1,320,499	$1,154,794

	Total interest paid	$804,574	$297,089	$246,136
	Total income taxes paid	200,176	182,255	159,188

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

58	First Horizon National Corporation

Notes to Consolidated Financial Statements

Note 1 ❑ Summary of Significant Accounting Policies

Basis of Accounting. The consolidated financial statements of First Horizon National Corporation (FHN), including its subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Variable Interest Entities (VIE) for which FHN or a subsidiary has been determined to be the primary beneficiary are also consolidated. Affiliates for which FHN is not considered the primary beneficiary and that FHN does not have a controlling financial interest in are accounted for by the equity method. These investments are included in other assets, and FHN's proportionate share of income or loss is included in noninterest income. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform to current year presentation. None of these reclassifications had any effect on net income or earnings per share for any of the periods presented. Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

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

Insurance Commissions. Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance.

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

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in capital markets noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the balance sheet as capital markets receivables or capital markets

First Horizon National Corporation	59

Note 1 ❑ Summary of Significant Accounting Policies (continued)

payables. Retained interests, in the form of interest-only and principal-only strips, and subordinated securities from securitizations of first-lien mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Retained interests, in the form of certificated residual interests from the securitization of second-lien mortgages and HELOC are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in revenue from loans sales and securitizations.

Investment Securities. Securities that FHN has the ability and positive intent to hold to maturity are classified as securities held to maturity and are carried at amortized cost. The amortized cost of all securities is adjusted for amortization of premium and accretion of discount to maturity, or earlier call date if appropriate, using the level yield method. Such amortization and accretion is included in interest income from securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and FHN's intent and ability to hold the security. Realized gains and losses and declines in value judged to be other-than-temporary are determined by the specific identification method and reported in noninterest income.

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

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank or to the applicable counterparty. Collateral is valued daily and FHN may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds.

Loans Held for Sale and Securitization and Residual Interests. FHN's mortgage lenders originate first-lien mortgage loans (the warehouse) for the purpose of selling them in the secondary market, primarily through proprietary and agency securitizations, and to a lesser extent through loan sales. In addition, FHN evaluates its liquidity position in conjunction with determining its ability and intent to hold loans for the foreseeable future and sells certain of the second-lien mortgages and HELOC it produces in the secondary market through securitizations and loan sales. Loan securitizations involve the transfer of the loans to qualifying special purposes entities (QSPE) that are not subject to consolidation in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). FHN generally retains the right to service the transferred loans.

Loans held for sale include loans originated or purchased for resale together with mortgage loans previously sold to and now held in special purpose entities, which loans may be unilaterally called by FHN. Loans held for sale are recorded at the lower of aggregate cost or fair value. The carrying value of loans held for sale is net of deferred origination fees and costs. Net origination fees and costs are deferred on loans held for sale and included in the basis of the loans in calculating gains and losses upon sale. Also included in the lower of cost or fair value analysis are the estimated costs and fair values of first-lien mortgage loan commitments. The cost basis of loans qualifying for fair value hedge

60	First Horizon National Corporation

Note 1 ❑ Summary of Significant Accounting Policies (continued)

accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), is adjusted to reflect changes in fair value. Gains and losses realized from the sale of these assets, whether sold directly or through securitization, and adjustments to fair value are included in noninterest income.

Mortgage loans insured by the Federal Housing Administration (FHA) and mortgage loans guaranteed by the Veterans Administration (VA) are generally securitized through the Government National Mortgage Association (GNMA). Conforming conventional loans are generally securitized through government-sponsored enterprises (GSE) such as the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). In addition, FHN has completed proprietary securitizations of nonconforming first-lien and second-lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies or GSE. Retained interests include mortgage servicing rights (MSR), interest-only and principal-only securities, subordinate securities, and certificated residual interests.

The retained interests are initially valued by allocating the total cost basis of the loan between the security or loan sold and the retained interests based on their relative fair values at the time of securitization or sale. The retained interests, other than MSR, are carried at fair value as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

Retained interests in a securitization may include certificated residual interests, or financial assets including excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests are financial assets, which represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest is a financial asset that represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are financial assets, which represent principal cash flow tranches retained as a result of FHN's securitization transactions. Interest-only strips are financial assets, which represent interest cash flow tranches retained as a result of FHN's securitization transactions. Subordinated bonds are bonds with junior priority which are retained as a result of securitization. All retained interests are recognized on the balance sheet in trading securities at fair value.

The fair values of the certificated residual interests, the excess interest, and the interest-only strips are determined using market prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. To determine the fair value of the principal-only strips, FHN uses the market prices from comparable assets such as publicly traded FNMA trust principal-only strips that are adjusted to reflect the relative risk difference between readily marketable securities and privately issued securities. The fair value of subordinated bonds is determined using a spread to an interpolated Treasury rate, which is supplied by broker dealers. The fair value of these retained interests typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience.

MSR are initially valued by allocating the total cost between the loan and the servicing right based on their relative fair values. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using numerous tranches of MSR, which share similar key characteristics such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers on a quarterly basis. FHN also compares its estimates of fair value and assumptions to recent market activity and against its own experience.

First Horizon National Corporation	61

Note 1 ❑ Summary of Significant Accounting Policies (continued)

MSR are periodically evaluated for impairment. Impairment occurs when the current fair value of the retained interest is less than its recorded value. For purposes of impairment evaluation and measurement, the MSR are stratified based on the predominant risk characteristics of the underlying loans. These strata currently include adjustable and fixed rate loans. The MSR are amortized over the period of and in proportion to the estimated net servicing revenues. A quarterly value impairment analysis is performed using a discounted cash flow methodology that is disaggregated by predominant risk characteristics. Impairment, if any, is recognized through a valuation allowance for individual strata. However, if the impairment is determined to be other than temporary, a direct write-off of the asset is made. The cost basis of MSR qualifying for SFAS No. 133 fair value hedge accounting is adjusted to reflect changes in fair value.

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. Impaired loans are generally carried on a nonaccrual status. Loans are ordinarily placed on nonaccrual status when, in management's opinion, the collection of principal or interest is unlikely, the loan has been classified as “doubtful”, or when the collection of principal or interest is 90 days or more past due. Accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. On retail loans, accrued but uncollected interest is reversed when the loan is fully or partially charged off. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

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

Real Estate Acquired by Foreclosure. Real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated cost to sell the real estate. Losses arising at foreclosure are charged to the appropriate reserve. Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are

62	First Horizon National Corporation

Note 1 ❑ Summary of Significant Accounting Policies (continued)

charged against current earnings. During the normal course of business, FHN may purchase real estate at foreclosure sale. Losses arising from the purchase of real estate at foreclosure sale are charged to the foreclosure reserve.

Intangible Assets. Intangible assets consist of “Other intangible assets” and “Goodwill.” The “Other intangible assets” represents identified intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. “Goodwill” represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN tests goodwill for impairment. For the three year period ended December 31, 2005, no impairment of “Other intangible assets” or “Goodwill” was recognized.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders' equity or current earnings. Fair value is defined as the amount FHN would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge, cash flow hedge or free-standing derivative instrument entered into as an economic hedge or to meet customers' needs. All transactions designated as SFAS No. 133 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, is recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 25–Derivatives and Off-Balance Sheet Arrangements for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.

Income Taxes. FHN accounts for income taxes using the liability method pursuant to SFAS No. 109, “Accounting for Income Taxes”. Under this method, FHN's deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to its cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

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

First Horizon National Corporation	63

Note 1 ❑ Summary of Significant Accounting Policies (continued)

examinations in progress and the examination of years not currently in progress will not have a significant impact on FHN's consolidated financial position or results of operations.

Earnings per Share. Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for each period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares resulting from options granted under FHN's stock option plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation.

Stock Options. FHN accounts for its employee stock-based compensation plans under the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). The following pro forma presentation of net income and earnings per share is determined utilizing various assumptions and estimates and is based on stock compensation plan provisions in effect during the reportable period and may not reflect the actual impact of adopting a fair value based method of accounting for stock options. Had compensation cost for these plans been determined consistent with SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), FHN's net income and earnings per share would have been reduced to pro forma amounts provided in the table below:

	December 31

(Dollars in thousands except per share data)	2005	2004	2003

Net income, as reported	$438,000	$454,408	$473,309
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,895	3,414	6,402
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	16,198	12,114	27,139

Pro forma net income	$424,697	$445,708	$452,572

Earnings per share, as reported	$3.49	$3.64	$3.73
Pro forma earnings per share	3.38	3.57	3.57
Diluted earnings per share, as reported	3.40	3.54	3.62
Pro forma diluted earnings per share	3.28	3.47	3.46

For all stock option awards accounted for under APB No. 25 and disclosed under SFAS No. 123, FHN permits vesting of the option to continue after retirement. To account for its stock option awards, FHN uses the nominal vesting period approach. Under the nominal vesting period approach, awards granted to employees near retirement eligibility are expensed over the option's normal vesting period until an employee's actual retirement date, at which point all remaining unamortized compensation expense is immediately accelerated. Awards granted after the adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R) will be amortized using the nonsubstantive vesting methodology. The nonsubstantive vesting methodology requires an option's value to be recognized over a period ending no later than an employee's retirement eligibility date. Had FHN followed the nonsubstantive vesting period method for all awards previously granted, the effect of the change in expense attribution on the above pro forma diluted earnings per share amounts would have been negligible. Since FHN accounts for its option grants under APB No. 25, the use of the nominal vesting methodology had no impact on the earnings per share amounts presented in the accompanying statements of income.

Accounting Changes. Effective December 31, 2005, FHN adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 requires recognition of a liability at the time of acquisition or construction for assets that will require certain remediation expenditures when the assets are removed from service. FIN 47 clarified that future expenses to remove asbestos from buildings should be estimated and accrued as a liability at the time of

64	First Horizon National Corporation

Note 1 ❑ Summary of Significant Accounting Policies (continued)

acquisition with an offset to increase the cost of the associated structure. FHN currently owns certain buildings that contain asbestos. As a result of adopting FIN 47, FHN recognized a cumulative effect of a change in accounting principle equaling $3.1 million, net of tax. FHN increased the value of its recorded tangible assets by $4.5 million at the time it recognized an associated conditional retirement obligation in the amount of $9.4 million.

Effective January 1, 2005, FHN adopted AICPA Statement of Position 03-3, “Accounting for Loans or Certain Debt Securities Acquired in a Transfer” (SOP 03-3), which modifies the accounting for certain loans that are acquired with evidence of deterioration in credit quality since origination. SOP 03-3 does not apply to loans recorded at fair value or to mortgage loans classified as held for sale. SOP 03-3 limits the yield that may be accreted on applicable loans to the excess of the cash flows expected, at acquisition, to be collected over the investor's initial investment in the loan. SOP 03-3 also prohibits the “carrying over” of valuation allowances on applicable loans. The impact of adopting SOP 03-3 was immaterial to the results of operations.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP FAS 115-1), which supercedes the previously deferred recognition guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). FSP FAS 115-1 is effective January 1, 2006, and references previously existing GAAP. Therefore, adoption of FSP FAS 115-1 did not impact FHN's accounting for other-than-temporary impairment of investments. Effective July 1, 2004, FHN adopted the remaining provisions of EITF 03-1, including guidance for measuring and disclosing impairments of marketable securities and cost method investments. Adoption of these requirements did not have a material effect on the results of operations.

On July 1, 2004, FHN adopted FASB Staff Position FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP FAS 106-2). FSP FAS 106-2 requires a plan sponsor to determine if benefits offered through a postretirement health care plan are actuarially equivalent to Medicare Part D. If benefits are determined to be actuarially equivalent, the resulting effect on the plan's obligations should be reflected as an actuarial gain in determining the plan's accumulated postretirement benefit obligation. The impact of adopting FSP FAS 106-2 was immaterial to FHN.

In April 2004, FHN adopted Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (SAB No. 105). SAB No. 105 prohibits the inclusion of estimated servicing cash flows and internally-developed intangible assets within the valuation of interest rate lock commitments under SFAS No. 133. SAB No. 105 also requires disclosure of a registrant's methods of accounting for interest rate lock commitments recognized under SFAS No. 133 and associated hedging strategies, if applicable. SAB No. 105 was effective for disclosures and interest rate lock commitments initiated after March 31, 2004. The adoption of SAB No. 105 resulted in an accounting change in 2004 and lowered pre-tax earnings by $8.4 million. Since prior periods were not restated, this accounting change resulted in a varying impact on comparability with prior periods. However, the ongoing economic value of FHN's business was not affected.

On March 31, 2004, FHN adopted FASB Interpretation No. 46 (revised 2003), “Consolidation of Variable Interest Entities,” (FIN 46-R), which clarified certain aspects of FIN 46, and on December 31, 2003, adopted FIN 46, which addressed consolidation by a business enterprise of VIE in which it is the primary beneficiary. Upon adoption of FIN 46, FHN deconsolidated its subsidiary, First Tennessee Capital I (Capital I), which has issued $100.0 million of capital securities that are fully and unconditionally guaranteed by FHN. FHN did not consolidate or deconsolidate any other significant VIE in connection with the adoption of FIN 46, and accordingly, it did not have a material impact on FHN's financial position or results of operations. Upon adoption of FIN 46-R, FHN reassessed certain of its nonconsolidated interests as VIE but did not meet the criteria of primary beneficiary and, therefore, did not consolidate or deconsolidate any other significant VIE, and accordingly, it did not have a material

First Horizon National Corporation	65

Note 1 ❑ Summary of Significant Accounting Policies (continued)

impact on FHN's financial position or results of operations. See Note 25–Derivatives and Off-Balance Sheet Arrangements for additional information.

On December 31, 2003, FHN adopted SFAS No. 132 (revised 2003), “Employers' Disclosures about Pensions and Other Postretirement Benefits” (SFAS No. 132-R). This standard does not change the measurement or recognition of those plans required by SFAS No. 87 and SFAS No. 106. Additionally, the disclosure requirements of the original SFAS No. 132 have been retained. SFAS No. 132-R requires additional disclosure about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The adoption of SFAS No. 132 (revised 2003) did not have an impact on the results of operations.

On July 1, 2003, FHN adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150), and classified $45.1 million of mandatorily redeemable preferred stock of subsidiary as term borrowings. Historically, the related distributions on these instruments were classified as noninterest expense on the Consolidated Statements of Income, but as of July 1, 2003, were classified as interest expense on a prospective basis. As required by SFAS No. 150, prior periods were not restated.

On July 1, 2003, FHN adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The impact of adopting this standard was immaterial to FHN.

On January 1, 2003, FHN adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires that a liability for the cost associated with an exit or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. Prior to the effective date of this statement, costs associated with an exit or disposal plan were recognized at the date of commitment, as required under EITF Issue 94-3. This statement does not apply to costs associated with an exit activity that involves an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The impact of adopting this statement was immaterial to FHN.

On January 1, 2003, FHN adopted the final provisions of FASB Interpretation No. 45, “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about obligations assumed under certain guarantees it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is superseded. The impact of adopting this statement was immaterial to FHN.

Accounting Changes Issued but Not Currently Effective. In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which permits fair value remeasurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. Since FHN accounts for its beneficial interests in securitizations as trading securities, the adoption of SFAS No. 155 is not expected to have a significant impact on the results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154), which requires retrospective application of voluntary changes in accounting principle. A change in accounting principle mandated by new accounting pronouncements should follow the transition method specified by the new guidance. However, if transition guidance is not otherwise

66	First Horizon National Corporation

Note 1 ❑ Summary of Significant Accounting Policies (continued)

specified, SFAS No. 154's retrospective application requirement will apply. SFAS No. 154 does not alter the accounting requirement for changes in estimates (prospective) and error corrections (restatement). SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued SFAS No. 123-R, which requires recognition of expense over the requisite service period for awards of share-based compensation to employees. Due to SEC action in April 2005, the mandatory adoption date for SFAS No. 123-R was moved to January 1, 2006 with earlier adoption permitted. As permitted by the original SFAS No. 123, FHN has accounted for its equity awards under the provisions of APB No. 25. Upon adoption of SFAS No. 123-R, the grant date fair value of an award will be used to measure the compensation expense recognized for the award. For unvested awards granted prior to the adoption of SFAS No. 123-R, the fair values utilized will equal the values used in preparation of the disclosures required under the original SFAS No. 123. Compensation expense recognized after adoption of SFAS No. 123-R will incorporate an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. Upon initial adoption of SFAS No. 123-R, FHN is required to reclassify deferred compensation balances included in shareholders' equity to capital surplus and to make a cumulative effect adjustment for outstanding unvested awards that are not expected to vest due to anticipated forfeiture. As permitted by SFAS No. 123-R, FHN intends to retroactively apply the provisions of SFAS No. 123-R to its prior period financial statements.

Note 2 ❑ Acquisitions/Divestitures

On March 1, 2006, FHN sold substantially all the assets of its national merchant processing business conducted primarily through First Horizon Merchant Services, Inc. (FHMS) and Global Card Services, Inc. The sale is to NOVA Information Systems (NOVA), a wholly-owned subsidiary of U.S. Bancorp. This transaction resulted in a pre-tax gain of approximately $340 million. In addition, a supplement to the purchase price may be paid to FHN if certain performance goals are achieved during a period following closing. This divestiture will be accounted for as a discontinued operation, and prior periods will be adjusted to exclude the impact of merchant operations from the results of continuing operations. Financial information for discontinued operations is summarized below:

	Year Ended December 31

(Dollars in thousands)	2005	2004	2003

Total revenues	$89,169	$87,155	$78,187
Total expenses	61,931	56,403	56,564

Income before income taxes	27,238	30,752	21,623
Provision for income taxes	10,165	11,477	7,951

Net income from discontinued operations	$17,073	$19,275	$13,672

Total average assets for merchant operations were $200.8 million and $121.8 million for December 31, 2005 and 2004, respectively.

On December 9, 2005, First Tennessee Bank National Association (FTBNA) sold three financial centers in Dyersburg, Tennessee, to First South Bank. This transaction resulted in a divestiture gain of $7.0 million. Immediately preceding the sale, the financial centers had loans of approximately $80 million and deposits of approximately $70 million.

On August 26, 2005, FHN acquired West Metro Financial Services Inc. (West Metro), a Georgia bank holding company. West Metro was merged with and into FHN. At the same time West Metro's subsidiary, First National Bank West Metro, with total assets of approximately $135 million, loans of approximately $115 million, and deposits of approximately $120 million, was merged with and into FTBNA. Total consideration of $32 million, consisting of approximately $11 million in cash and $21

First Horizon National Corporation	67

Note 2 ❑ Acquisitions/Divestitures (continued)

million in FHN shares (approximately 518,000 shares of common stock), exceeded the estimated fair value of tangible assets and liabilities acquired by approximately $16 million. Intangible assets totaling approximately $3 million have been identified and are being amortized over their expected useful lives. The acquisition was immaterial to FHN.

On April 1, 2005, FTBNA acquired substantially all of the assets of MSAver Resources, L.L.C. of Overland Park, Kansas, a national leader in administering health savings accounts. The acquisition was immaterial to FHN.

On March 1, 2005, First Horizon Home Loan Corporation, a subsidiary of FTBNA, acquired Greenwich Home Mortgage Corporation of Cedar Knolls, New Jersey, for an initial payment of approximately $7.8 million in cash and FHN common stock. Net assets purchased, combined with the operating performance of the acquired business, will impact future payments owed to the sellers. The acquisition was immaterial to FHN.

On January 7, 2005, FHN's capital markets division, FTN Financial, completed the acquisition of the assets and operations of the fixed income business of Spear, Leeds & Kellogg (SLK), a division of Goldman Sachs & Co. for approximately $150.0 million in cash. Total consideration paid exceeded the estimated fair value of tangible assets and liabilities acquired by approximately $97 million. Intangible assets totaling approximately $55 million have been identified and are being amortized over their expected useful lives. The acquisition was immaterial to FHN.

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

On June 29, 2004, FHMS recognized a divestiture gain of $1.8 million resulting from the sale of certain merchant relationships to Humboldt Merchant Services, LP, of Eureka, California (an affiliate of First National Bank of Nevada, Reno, Nevada).

On December 31, 2003, FHN completed the sale of substantially all of the assets and liabilities of its wholly-owned subsidiary, First National Bank of Springdale (FNB) of Springdale, Arkansas to First Security Bank of Searcy, Arkansas. This transaction resulted in a divestiture gain of $12.5 million. Immediately preceding the sale, FNB had investment securities of approximately $125 million, loans of approximately $165 million, deposits of approximately $300 million and equity of approximately $40 million.

On December 31, 2003, FHMS recognized a divestiture gain of $10.0 million resulting from the sale of certain merchant relationships referred by selected agent banks within the merchant portfolio to NOVA. During 2004, divestiture gains of $4.0 million resulted from an earn-out on the 2003 sale of merchant relationships.

On August 1, 2003, FHMS acquired Global Card Services, Inc., a merchant processing company based in Orlando, Florida, for approximately $15.8 million in cash. The acquisition was immaterial to FHN.

In addition to the acquisitions mentioned above, FHN also acquires assets from time to time in transactions that are considered business combinations but are not material to FHN individually or in the aggregate.

68	First Horizon National Corporation

Note 3 ❑ Investment Securities

The following tables summarize FHN's securities held to maturity and available for sale on December 31, 2005 and 2004:

	On December 31, 2005*
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities held to maturity:
States and municipalities	$383	$7	$-	$390

Total securities held to maturity	$383	$7	$-	$390

Securities available for sale:
U.S. Treasuries	$41,190	$5	$(82)	$41,113
Government agency issued MBS**	920,105	319	(27,765)	892,659
Government agency issued CMO**	1,667,312	985	(35,091)	1,633,206
Other U.S. government agencies**	136,341	-	(2,423)	133,918
States and municipalities	2,115	27	-	2,142
Other	9,209	9	(50)	9,168
Equity	200,422	51	(576)	199,897

Total securities available for sale	$2,976,694	$1,396	$(65,987)	$2,912,103

*	Includes $2.5 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
**	Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.
	On December 31, 2004*
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities held to maturity:
States and municipalities	$441	$16	$-	$457

Total securities held to maturity	$441	$16	$-	$457

Securities available for sale:
U.S. Treasuries	$41,423	$11	$(190)	$41,244
Government agency issued MBS**	881,888	668	(7,937)	874,619
Government agency issued CMO**	1,521,088	1,505	(6,050)	1,516,543
Other U.S. government agencies**	40,794	165	-	40,959
States and municipalities	7,704	125	(2)	7,827
Other	7,272	105	(7)	7,370
Equity	191,994	8	(8)	191,994

Total securities available for sale	$2,692,163	$2,587	$(14,194)	$2,680,556

*	Includes $2.4 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
**	Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.

First Horizon National Corporation	69

Note 3 ❑ Investment Securities (continued)

Provided below are the amortized cost and fair value by contractual maturity for the securities portfolios on December 31, 2005:

	Held to Maturity		Available for Sale
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Within 1 year	$100	$101	$13,678	$13,661
After 1 year; within 5 years	283	289	95,277	94,490
After 5 years; within 10 years	-	-	77,785	76,048
After 10 years	-	-	2,115	2,142

Subtotal	383	390	188,855	186,341

Government agency issued MBS and CMO	-	-	2,587,417	2,525,865
Equity securities	-	-	200,422	199,897

Total	$383	$390	$2,976,694	$2,912,103

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on realized gross gains and realized gross losses on sales from the available for sale portfolio for the years ended December 31:

(Dollars in thousands)	AFS Debt*	AFS Equity*	Total

2005
Gross gains on sales	$1	$62	$63

2004
Gross gains on sales	$18,712	$6,593	$25,305
Gross losses on sales	(4)	(653)	(657)

2003
Gross gains on sales	$847	$11,444	$12,291
Gross losses on sales	(6,973)	-	(6,973)

* AFS - Available for sale

Losses totaling $.6 million, $3.9 million and $3.0 million for the years 2005, 2004 and 2003, respectively, were recognized for securities that, in the opinion of management, have been other-than-temporarily impaired.

70	First Horizon National Corporation

Note 3 ❑ Investment Securities (continued)

The following table provides information on investments that have unrealized losses on December 31, 2005 and 2004:

	On December 31, 2005
	Less than 12 months		12 Months or Longer		Total
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Treasuries	$39,573	$(66)	$363	$(16)	$39,936	$(82)
Government agency issued MBS	294,513	(6,781)	592,307	(20,984)	886,820	(27,765)
Government agency issued CMO	703,810	(13,805)	744,792	(21,286)	1,448,602	(35,091)
Other U.S. government agencies	133,918	(2,423)	-	-	133,918	(2,423)
Other	7,650	(32)	836	(18)	8,486	(50)

Total debt securities	1,179,464	(23,107)	1,338,298	(42,304)	2,517,762	(65,411)
Equity	26,605	(576)	-	-	26,605	(576)

Total temporarily impaired securities	$1,206,069	$(23,683)	$1,338,298	$(42,304)	$2,544,367	$(65,987)

The gross unrealized losses on December 31, 2005, principally related to U.S. Government agencies, were primarily caused by interest rate changes. FHN has reviewed these securities in accordance with its accounting policy for other-than-temporary impairment and does not consider them other-than-temporarily impaired.

	On December 31, 2004
	Less than 12 months		12 Months or Longer		Total
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Treasuries	$34,901	$(181)	$170	$(9)	$35,071	$(190)
Government agency issued MBS	832,535	(7,655)	16,192	(282)	848,727	(7,937)
Government agency issued CMO	908,590	(6,050)	-	-	908,590	(6,050)
State and municipalities	663	(2)	-	-	663	(2)
Other	861	(7)	-	-	861	(7)

Total debt securities	1,777,550	(13,895)	16,362	(291)	1,793,912	(14,186)
Equity	226	(8)	-	-	226	(8)

Total temporarily impaired securities	$1,777,776	$(13,903)	$16,362	$(291)	$1,794,138	$(14,194)

On December 31, 2004, FHN held two investment securities having continuous unrealized loss positions for more than 12 months. The unrealized losses were related to changes in interest rates. FHN has not recognized any other-than-temporary impairment in connection with these securities.

On December 31, 2005 and 2004, FHN had $143.2 million and $125.2 million, respectively, of cost method investments. These investments included Federal Reserve Bank and Federal Home Loan Bank stock of $108.2 million and $94.1 million on December 31, 2005 and 2004, respectively. These investments, which do not have a readily determinable market and for which it is not practicable to estimate a fair value, are evaluated for impairment only if there are identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the investment.

First Horizon National Corporation	71

Note 4 ❑ Loans

A summary of the major categories of loans outstanding on December 31 is shown below:

(Dollars in thousands)	2005	2004

Commercial:
Commercial, financial and industrial	$6,578,130	$5,560,736
Real estate commercial	1,213,052	960,178
Real estate construction	2,108,121	1,208,703
Retail:
Real estate residential	8,357,143	7,244,716
Real estate construction	1,925,060	1,035,562
Other retail	168,413	168,806
Credit card receivables	251,016	248,972

Loans, net of unearned income	20,600,935	16,427,673
Allowance for loan losses	189,705	158,159

Total net loans	$20,411,230	$16,269,514

On December 31, 2005, $5.3 billion of real estate residential qualifying loans were pledged to secure potential Federal Home Loan Bank borrowings. Qualifying loans are comprised of residential mortgage loans secured by first and second liens and home equity lines of credit. In addition, $5.6 billion of commercial, financial and industrial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank.

Nonperforming loans consist of loans which management has identified as impaired, other nonaccrual loans and loans which have been restructured. On December 31, 2005 and 2004, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured. The following table presents nonperforming loans on December 31:

(Dollars in thousands)	2005	2004

Impaired loans	$ 36,635	$ 34,831
Other nonaccrual loans*	15,624	14,729

Total nonperforming loans	$ 52,259	$ 49,560

*	On December 31, 2005 and 2004, other nonaccrual loans included $11.5 million and $8.5 million, respectively, of loans held for sale.

Interest income received during 2005 for impaired loans was $.5 million and for other nonaccrual loans was $.1 million. Under their original terms, interest income would have been approximately $2.6 million for the impaired loans and $1.1 million for the other nonaccrual loans outstanding on December 31, 2005. Interest income received during 2004 for impaired loans was $.5 million and for other nonaccrual loans was $.1 million. Under their original terms, interest income would have been approximately $2.6 million for the impaired loans and $1.0 million for the other nonaccrual loans outstanding on December 31, 2004. Interest income received during 2003 for impaired loans was $.4 million and for other nonaccrual loans was $14,000. Under their original terms, interest income would have been approximately $2.9 million for the impaired loans and $.7 million for the other nonaccrual loans outstanding on December 31, 2003. The average balance of impaired loans was approximately $36.3 million for 2005, $36.9 million for 2004 and $45.4 million for 2003. All impaired loans have an associated allowance for loan loss.

72	First Horizon National Corporation

Note 4 ❑ Loans (continued)

Activity in the allowance for loan losses related to non-impaired and impaired loans for years ended December 31 is summarized as follows:

(Dollars in thousands)	Non-impaired	Impaired	Total

Balance on December 31, 2002	$129,229	$15,069	$144,298
Adjustment due to divestiture	(2,652)	-	(2,652)
Provision for loan losses	73,249	13,449	86,698
Charge-offs	(63,113)	(19,323)	(82,436)
Recoveries	12,440	1,985	14,425

Net charge-offs	(50,673)	(17,338)	(68,011)

Balance on December 31, 2003	149,153	11,180	160,333
Loans transferred to held for sale	(8,382)	-	(8,382)
Provision for loan losses	40,402	7,946	48,348
Charge-offs	(45,772)	(10,857)	(56,629)
Recoveries	12,271	2,218	14,489

Net charge-offs	(33,501)	(8,639)	(42,140)

Balance on December 31, 2004	147,672	10,487	158,159
Allowance from acquisitions	1,902	-	1,902
Adjustment due to divestiture	(516)	-	(516)
Provision for loan losses	61,799	5,879	67,678
Charge-offs	(41,963)	(10,187)	(52,150)
Recoveries	10,741	3,891	14,632

Net charge-offs	(31,222)	(6,296)	(37,518)

Balance on December 31, 2005	$179,635	$10,070	$189,705

Included in other assets and in other liabilities on the Consolidated Statements of Condition are amounts due from customers on acceptances and bank acceptances outstanding of $5.3 million and $9.2 million on December 31, 2005 and 2004, respectively. In 2005, FHN transferred approximately $.3 billion of real estate residential loans from held for sale into the loan portfolio. In 2004, FHN transferred approximately $1.6 billion of real estate residential loans to held for sale.

First Horizon National Corporation	73

Note 5 ❑ Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	2005	2004

Land	$58,210	$51,253
Buildings	293,582	267,362
Leasehold improvements	77,493	58,999
Furniture, fixtures and equipment	331,411	316,082

Premises and equipment, at cost	760,696	693,696
Less accumulated depreciation and amortization	345,716	314,337

Premises and equipment, net	$414,980	$379,359

FHN is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs.

Minimum future lease payments for noncancelable operating leases on premises and equipment on December 31, 2005, are shown below:

(Dollars in thousands)

2006	$70,757
2007	60,109
2008	42,408
2009	26,539
2010	17,936
2011 and after	47,062

Total minimum lease payments	$264,811

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $5.4 million.

Rent expense incurred under all operating lease obligations was as follows for the years ended December 31:

(Dollars in thousands)	2005	2004	2003

Rent expense, gross	$84,609	$69,581	$64,260
Sublease income	(3,158)	(3,217)	(4,543)

Rent expense, net	$81,451	$66,364	$59,717

74	First Horizon National Corporation

Note 6 ❑ Mortgage Servicing Rights

Following is a summary of changes in capitalized MSR, net of accumulated amortization and valuation allowance, included in the Consolidated Statements of Condition:

(Dollars in thousands)

December 31, 2002	$440,482
Addition of mortgage servicing rights	536,655
Amortization	(132,273)
Market value adjustments	115,673
Sales of mortgage servicing rights	(6,275)
Permanent impairment	(155,586)
Increase in valuation allowance	(2,738)

December 31, 2003	795,938
Addition of mortgage servicing rights	450,826
Amortization	(154,301)
Market value adjustments	(18,943)
Permanent impairment	(69,299)
Decrease in valuation allowance	32,237

December 31, 2004	1,036,458
Addition of mortgage servicing rights	437,121
Amortization	(194,800)
Market value adjustments	71,094
Permanent impairment	(38,239)
Decrease in valuation allowance	2,995

December 31, 2005	$1,314,629

MSR on December 31, 2005, 2004 and 2003 had estimated market values of approximately $1,334.5 million, $1,049.7 million and $838.5 million, respectively. These balances represent the rights to service approximately $93.7 billion, $83.6 billion and $65.1 billion of mortgage loans on December 31, 2005, 2004 and 2003, respectively, for which a servicing right has been capitalized. The following is a rollforward of the valuation allowance required due to temporary impairment as of December 31, 2005, 2004 and 2003:

(Dollars in thousands)

Balance on December 31, 2002	$33,730
Permanent impairment	(155,586)
Servicing valuation provision	158,324

Balance on December 31, 2003	36,468
Permanent impairment	(69,299)
Servicing valuation provision	37,062

Balance on December 31, 2004	4,231
Permanent impairment	(38,239)
Servicing valuation provision	35,244

Balance on December 31, 2005	$1,236

First Horizon National Corporation	75

Note 6 ❑ Mortgage Servicing Rights (continued)

Estimated MSR amortization expense for the years ending 2006, 2007, 2008, 2009 and 2010 are $187.7 million, $162.7 million, $140.5 million, $121.4 million, and $103.3 million, respectively. The assumptions underlying these estimates are subject to modification based on changes in market conditions and portfolio behavior (such as prepayment speeds). As a result, these estimates are subject to change in a manner and amount that is not presently determinable by management.

For purposes of impairment evaluation and measurement, the MSR are stratified based on the predominant risk characteristics of the underlying loans. These strata currently include adjustable- and fixed-rate loans and geographic risk characteristics. The MSR are amortized over the period of and in proportion to the estimated net servicing revenues. A quarterly impairment analysis is performed using a discounted cash flow methodology that is disaggregated by predominant risk characteristics. Impairment, if any, is recognized through a valuation allowance for individual strata. However, if the impairment is determined to be other-than-temporary, a direct write-off of the asset is made.

Note 7 ❑ Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets*

December 31, 2002	$164,617	$29,648
Amortization expense	-	(7,980)
Minimum pension liability adjustment	-	(89)
Divestitures	(13,303)	(1,632)
Acquisitions**	23,493	18,795

December 31, 2003	174,807	38,742

Amortization expense	-	(9,541)
Minimum pension liability adjustment	-	(129)
Divestitures	(810)	(359)
Acquisitions**	13,203	6,056

December 31, 2004	187,200	34,769

Amortization expense	-	(13,734)
Minimum pension liability adjustment	-	1,555
Divestitures	-	(633)
Acquisitions**	121,588	63,906

December 31, 2005	$308,788	$85,863

*	Represents customer lists, acquired contracts, premium on purchased deposits, covenants not to compete and assets related to the minimum pension liability.
**	Preliminary purchase price allocations on acquisitions are based upon estimates of fair value and are subject to change.

76	First Horizon National Corporation

Note 7 ❑ Intangible Assets (continued)

The gross carrying amount of other intangible assets subject to amortization is $159.6 million on December 31, 2005, net of $73.7 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $12.6 million, $11.6 million, $9.7 million, $8.0 million, and $6.7 million for 2006, 2007, 2008, 2009 and 2010, respectively.

The following is a summary of goodwill detailed by reportable segments for the three years ended December 31, 2005:

(Dollars in thousands)	Retail/ Commercial Banking	Mortgage Banking	Capital Markets	Total

December 31, 2002	$98,945	$52,378	$13,294	$164,617
Divestitures	(13,303)	-	-	(13,303)
Acquisitions*	23,883	(390)	-	23,493

December 31, 2003	109,525	51,988	13,294	174,807
Divestitures	(810)	-	-	(810)
Acquisitions*	5,626	3,226	4,351	13,203

December 31, 2004	114,341	55,214	17,645	187,200
Acquisitions*	17,788	6,379	97,421	121,588

December 31, 2005	$132,129	$61,593	$115,066	$308,788

* Preliminary purchase price allocations on acquisitions are based upon estimates of fair value and are subject to change.

Note 8 ❑ Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2005, which include “Certificates of deposit under $100,000 and other time” and “Certificates of deposit $100,000 and more”. “Certificates of deposit $100,000 and more” totaled $10.9 billion on December 31, 2005. Time deposits are included in “Interest-bearing” deposits on the Consolidated Statements of Condition.

(Dollars in thousands)

2006	$11,937,607
2007	631,547
2008	286,323
2009	139,815
2010	115,743
2011 and after	299,606

Total	$13,410,641

Note 9 ❑ Short-Term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, trading liabilities and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase and commercial paper generally have maturities of less than 90 days. Trading liabilities, which include short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2005, capital markets trading securities with a fair value of $731.8 million were pledged to secure other short-term borrowings.

First Horizon National Corporation	77

Note 9 ❑ Short-Term Borrowings (continued)

The detail of these borrowings for the years 2005, 2004 and 2003 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Commercial Paper	Trading Liabilities	Other Short-term Borrowings

2005
Average balance	$4,582,178	$7,001	$1,519,337	$987,771
Year-end balance	3,735,742	10,695	793,638	791,322
Maximum month-end outstanding	5,458,983	26,466	1,663,319	1,339,531
Average rate for the year	2.98%	1.50%	5.28%	3.57%
Average rate at year-end	3.51	1.98	5.97	3.84

2004
Average balance	$3,685,153	$20,385	$527,032	$116,269
Year-end balance	3,247,048	23,712	426,343	116,064
Maximum month-end outstanding	4,387,946	30,885	900,233	189,683
Average rate for the year	1.22%	.89%	3.80%	2.14%
Average rate at year-end	1.87	1.18	3.52	1.37

2003
Average balance	$3,712,768	$20,902	$547,071	$130,189
Year-end balance	3,079,248	31,793	127,717	102,418
Maximum month-end outstanding	4,703,454	31,793	981,736	237,908
Average rate for the year	.99%	.93%	4.04%	2.25%
Average rate at year-end	.79	.78	5.47	.98

Certain previously reported amounts have been reclassified to agree with current presentation.

On December 31, 2005, $50 million of borrowings under unsecured lines of credit from non-affiliated banks were available to the parent company to provide for general liquidity needs at an annual facility fee of .10 percent.

78	First Horizon National Corporation

Note 10 ❑ Term Borrowings

The following table presents information pertaining to term borrowings (debt with original maturities greater than one year) for FHN and its subsidiaries on December 31:

(Dollars in thousands)	2005	2004

First Tennessee Bank National Association:
Subordinated notes (qualifies for total capital under the Risk-Based Capital guidelines):
Matures on January 15, 2015 – 5.05%	$392,279	$400,872
Matures on May 15, 2013 – 4.625%	251,135	258,837
Matures on December 1, 2008 – 5.75%	136,847	140,402
Matures on April 1, 2008 – 6.40%	89,841	89,771
Bank notes*	874,672	1,249,950
Extendible notes**
Final maturity of November 17, 2010 – 4.36%	1,249,110	-
Federal Home Loan Bank borrowings***	4,381	4,717
Other****	-	1,259
First Horizon National Corporation:
Subordinated capital notes (qualifies for total capital under the Risk-Based Capital guidelines):
Matures on May 15, 2013 – 4.50%	100,478	103,601
Matured on November 15, 2005 – 6.75%	-	22,875
Subordinated notes (Note 11):
Matures on January 6, 2027 – 8.07%	99,737	101,064
Matures on April 15, 2034 – 6.30%	193,878	197,803
FT Real Estate Securities Company, Inc.
Cumulative preferred stock (qualifies for total capital under the Risk-Based Capital guidelines) (Note 12):
Matures on March 31, 2031 – 9.50%	45,285	45,217

Total	$3,437,643	$2,616,368

*	The bank notes were issued with variable interest rates and have remaining terms of 1 to 3 years. These bank notes had weighted average interest rates of 4.66 percent and 2.35 percent on December 31, 2005 and 2004, respectively.
**	As of December 31, 2005, the extendible notes had a contractual maturity of January 17, 2007, but are extendible at the investors' option to the final maturity date of November 17, 2010.
***	The Federal Home Loan Bank (FHLB) borrowings were issued with fixed interest rates and have remaining terms of 4 to 24 years. These borrowings had weighted average interest rates of 3.40 percent and 3.57 percent on December 31, 2005 and 2004, respectively.
****	Other long-term debt was comprised of unsecured obligations issued with fixed interest rates and had a weighted average interest rate of 5.00 percent on December 31, 2004.

Annual principal repayment requirements as of December 31, 2005, are as follows:

(Dollars in thousands)

2006	$350,338
2007	1,400,338
2008	606,963
2009	321
2010	137
2011 and after	1,109,187

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA's subordinated notes and FHN's subordinated capital notes qualify as Tier 2 risk-based capital under the Office of the Comptroller of the Currency and Federal Reserve Board guidelines for assessing capital adequacy. Prior to February 2005, FTBNA had a bank note program

First Horizon National Corporation	79

Note 10 ❑ Term Borrowings (continued)

under which the bank was able to borrow funds from time to time at maturities of 30 days to 30 years. This bank note program was terminated in connection with the establishment of a new program. That termination did not affect any previously issued notes outstanding. In February 2005, FTBNA established a new bank note program providing additional liquidity of $5.0 billion. This bank note program provides FTBNA with a facility under which it may continuously issue and offer short- and medium-term unsecured notes. On December 31, 2005, $4.3 billion was available under current conditions through the bank note program.

In November 2005, FTBNA entered into a $3.0 billion floating rate extendible note program. The extendible note program provides FTBNA with a facility under which it may issue and offer unsecured and unsubordinated notes with initial maturities of thirteen months and final maturities of five years. On December 31, 2005, $1.7 billion was available under current conditions through the extendible note program.

Note 11 ❑ Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures

On December 30, 1996, FHN, through its underwriter, sold $100 million of capital securities. First Tennessee Capital I (Capital I), a Delaware business trust wholly owned by FHN, issued $100 million of Capital Securities, Series A at 8.07 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital I's obligations with respect to the capital securities. The sole asset of Capital I is $103 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 8.07 percent. Both the capital securities of Capital I and the junior subordinated debentures of FHN will mature on January 6, 2027; however, under certain circumstances, the maturity of both may be shortened to a date not earlier than January 6, 2017. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in “Term borrowings” (see Note 10—Term Borrowings).

On March 29, 2004, FHN, through its underwriter, sold $200 million of capital securities. First Tennessee Capital II (Capital II), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II's obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034, however, under certain circumstances, the maturity of both may be shortened to a date not earlier than April 15, 2009. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in “Term borrowings” (see Note 10—Term Borrowings).

Note 12 ❑ Preferred Stock of Subsidiary

On September 14, 2000, FT Real Estate Securities Company, Inc. (FTRESC), an indirect subsidiary of FHN, issued 50 shares of 9.50% Cumulative Preferred Stock, Class B (Class B Preferred Shares), with a liquidation preference of $1.0 million per share. An aggregate total of 47 Class B Preferred Shares have been sold privately to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as “Term borrowings”. FTRESC is a real estate investment trust (REIT) established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

80	First Horizon National Corporation

Note 12 ❑ Preferred Stock of Subsidiary (continued)

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

On July 1, 2003, FHN adopted certain provisions of SFAS No. 150, which requires certain financial instruments with both liability and equity characteristics to be classified as liabilities on the statement of condition. Upon adoption of this statement, FHN classified its mandatorily redeemable preferred stock of subsidiary in “Term borrowings” (See Note 10 – Term Borrowings). Historically, the related distributions on these instruments ($4.6 million annually) were classified as noninterest expense on the Consolidated Statements of Income, but as of July 1, 2003, are classified as interest expense on a prospective basis. Restatement of prior periods was not permitted.

The following indirect, wholly-owned subsidiaries of FHN have also issued preferred stock. First Horizon Mortgage Loan Corporation has issued $1.0 million of Class B Preferred Shares. Additionally, FHRIII, LLC and FHRIV, LLC have each issued $1.0 million of Class B Preferred Units. On December 31, 2005 and 2004, $.5 million of Class B Preferred Shares and Units that are perpetual in nature and not subject to the provisions of SFAS No. 150 was recognized as “Preferred stock of subsidiary” on the Consolidated Statements of Condition. The remaining balance has been eliminated in consolidation.

On March 23, 2005, FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (Class A Preferred Stock) with a liquidation preference of $1,000 per share. These securities qualify as Tier 1 capital. On December 31, 2005, $294.8 million of Class A Preferred Stock was recognized as “Preferred stock of subsidiary” on the Consolidated Statements of Condition.

Note 13 ❑ Regulatory Capital

FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (leverage). Management believes, as of December 31, 2005, that FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation FTBNA's Total Capital, Tier 1 Capital and Leverage ratios were 11.26 percent, 8.18 percent and 6.67 percent, respectively, on December 31, 2005, and were 12.37 percent, 8.41 percent and 7.04 percent, respectively, on December 31, 2004.

First Horizon National Corporation	81

Note 13 ❑ Regulatory Capital (continued)

	First Horizon National Corporation			First Tennessee Bank National Association

(Dollars in thousands)	Amount		Ratio	Amount		Ratio

On December 31, 2005:
Actual:
Total Capital	$3,579,489		12.30%	$3,441,714		11.61%
Tier 1 Capital	2,489,026		8.55	2,451,252		8.27
Leverage	2,489,026		6.67	2,451,252		6.62
For Capital Adequacy Purposes:
Total Capital	2,328,950	≥	8.00	2,370,729	≥	8.00
Tier 1 Capital	1,164,475	≥	4.00	1,185,364	≥	4.00
Leverage	1,493,291	≥	4.00	1,482,214	≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital				2,963,411	≥	10.00
Tier 1 Capital				1,778,047	≥	6.00
Leverage				1,852,767	≥	5.00

On December 31, 2004:
Actual:
Total Capital	$3,182,733		13.18%	$3,064,060		12.79%
Tier 1 Capital	2,080,237		8.62	2,061,564		8.61
Leverage	2,080,237		7.16	2,061,564		7.15
For Capital Adequacy Purposes:
Total Capital	1,931,256	≥	8.00	1,916,456	≥	8.00
Tier 1 Capital	965,628	≥	4.00	958,228	≥	4.00
Leverage	1,162,155	≥	4.00	1,152,831	≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital				2,395,570	≥	10.00
Tier 1 Capital				1,437,342	≥	6.00
Leverage				1,441,039	≥	5.00

82	First Horizon National Corporation

Note 14 ❑ Other Income and Other Expense

Following is detail concerning “All other income” and “All other expense” as presented in the Consolidated Statements of Income:

(Dollars in thousands)	2005	2004	2003

All other income:
Cardholder fees	$27,381	$25,075	$22,698
Other service charges	22,470	19,709	19,810
Remittance processing	15,411	19,515	23,666
Check clearing fees	7,333	10,052	11,839
Other	93,704	89,673	68,286

Total	$166,299	$164,024	$146,299

All other expense:
Advertising and public relations	$46,389	$39,961	$43,955
Legal and professional fees	45,239	37,730	60,001
Computer software	32,654	28,906	28,828
Travel and entertainment	32,126	30,794	37,432
Contract employment	31,062	23,714	33,790
Supplies	17,636	17,591	18,783
Fed service fees	7,568	8,838	9,195
Foreclosed real estate	7,265	5,834	13,137
Deposit insurance premium	3,012	3,024	2,703
Contributions	2,203	1,497	13,370
Distributions on guaranteed preferred securities	—	—	8,070
Distributions on preferred stock of subsidiary	10,757	—	2,282
Other	104,295	102,753	121,498

Total	$340,206	$300,642	$393,044

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 15 ❑ Components of Other Comprehensive (Loss)/Income

Following is detail of “Accumulated other comprehensive (loss)/income” as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax (Expense)/ Benefit	Accumulated Other Comprehensive (Loss)/Income

December 31, 2002			$26,487
Other comprehensive income:
Unrealized market adjustments on cash flow hedge	$224	$(87)	137
Minimum pension liability	(1,786)	657	(1,129)
Unrealized market adjustments on securities available for sale	(37,988)	14,637	(23,351)
Adjustment for net gains included in net income	(2,378)	916	(1,462)

December 31, 2003	$(41,928)	$16,123	682

Other comprehensive income:
Minimum pension liability	$(505)	$186	(319)
Unrealized market adjustments on securities available for sale	3,961	(1,533)	2,428
Adjustment for net gains included in net income	(20,748)	8,029	(12,719)

December 31, 2004	$(17,292)	$6,682	(9,928)

Other comprehensive income:
Unrealized market adjustments on cash flow hedge	$(123)	$46	(77)
Minimum pension liability	215	(79)	136
Unrealized market adjustments on securities available for sale	(53,562)	20,834	(32,728)
Adjustment for net gains included in net income	578	(225)	353

December 31, 2005	$(52,892)	$20,576	$(42,244)

First Horizon National Corporation	83

Note 16 ❑ Income Taxes

The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)	2005	2004	2003

Current:
Federal	$159,860	$169,158	$134,793
State	8,629	1,771	(2,820)
Deferred:
Federal	33,297	29,855	80,779
State	2,289	11,617	32,937

Total	$204,075	$212,401	$245,689

The effective tax rates for 2005, 2004 and 2003 were 31.63 percent, 31.85 percent and 34.17 percent, respectively. Income tax expense was different than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)	2005	2004	2003

Federal income tax rate	35%	35%	35%

Tax computed at statutory rate	$225,811	$233,383	$251,649
Increase/(decrease) resulting from:
State income taxes	7,096	8,702	19,582
Tax credits	(17,937)	(17,201)	(14,703)
Other	(10,895)	(12,483)	(10,839)

Total	$204,075	$212,401	$245,689

A deferred tax asset or liability is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. Temporary differences which gave rise to deferred tax (assets)/liabilities on December 31, 2005 and 2004, were as follows:

(Dollars in thousands)	2005	2004

Deferred tax assets:
Loss reserves	$(74,376)	$(67,307)
Employee benefits	(46,041)	(47,556)
Accrued expenses	(7,439)	(8,326)
Investments in debt and equity securities	(31,530)	(15,544)
Other	(4,600)	(3,565)

Gross deferred tax assets	(163,986)	(142,298)

Deferred tax liabilities:
Capitalized mortgage servicing rights	392,087	348,258
Asset securitizations	8,861	24,943
Depreciation and amortization	45,604	33,803
Federal Home Loan Bank stock	13,494	12,265
Deferred fees and expenses	38,775	39,754
Other intangible assets	18,242	16,200
Other	12,277	17,063

Gross deferred tax liabilities	529,340	492,286

Net deferred tax liabilities	$365,354	$349,988

The deferred tax assets above are net of an insignificant valuation allowance due to capital losses. Other than these capital losses, no valuation allowance related to deferred tax assets has been

84	First Horizon National Corporation

Note 16 ❑ Income Taxes (continued)

recorded on December 31, 2005 and 2004, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized.

Note 17 ❑ Earnings per Share

The following table shows a reconciliation of earnings per common share to diluted earnings per common share:

(In thousands, except per share data)	2005	2004	2003

Income before cumulative effect of changes in accounting principle	$441,098	$454,408	$473,309
Cumulative effect of changes in accounting principle, net of tax	(3,098)	-	-

Net income	$438,000	$454,408	$473,309

Weighted average common shares	125,475	124,730	126,765
Effect of dilutive securities	3,475	3,706	4,111

Diluted average common shares	128,950	128,436	130,876

Earnings per common share:
Income before cumulative effect of changes in accounting principle	$3.52	$3.64	$3.73
Cumulative effect of changes in accounting principle, net of tax	(.03)	-	-

Net income	$3.49	$3.64	$3.73

Diluted earnings per common share:
Income before cumulative effect of changes in accounting principle	$3.42	$3.54	$3.62
Cumulative effect of changes in accounting principle, net of tax	(.02)	-	-

Net income	$3.40	$3.54	$3.62

Outstanding stock options of 4,731, 2,808 and 1,257 with weighted average exercise prices of $43.30, $45.70 and $40.73 per share for the years ended December 31, 2005, 2004 and 2003, respectively, were not included in the computation of diluted earnings per share because such shares would have had an antidilutive effect on earnings per share.

Note 18 ❑ Restrictions, Contingencies and Other Disclosures

Restrictions on cash and due from banks. The commercial banking subsidiaries of FHN are required to maintain average reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act and Regulation D. The balances required on December 31, 2005 and 2004, were $265.5 million and $225.2 million, respectively. These reserves are included in “Cash and due from banks” on the Consolidated Statements of Condition.

Restrictions on dividends. Dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans or advances. As of December 31, 2005, FTBNA had undivided profits of $2,167.2 million of which $815.3 million was available for distribution to FHN as dividends without prior regulatory approval.

Restrictions on intercompany transactions. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the bank's capital stock and surplus, as defined, or $338.0 million on December 31, 2005. The parent company had covered transactions of $47.9 million from FTBNA on December 31, 2005. In addition the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank's capital stock and surplus, or $676.0 million on December 31, 2005. FTBNA's total covered transactions with all affiliates on December 31, 2005 were $238.7 million. Certain loan agreements also define other restricted transactions related to additional borrowings.

First Horizon National Corporation	85

Note 18 ❑ Restrictions, Contingencies and Other Disclosures (continued)

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

In November 2000, a complaint was filed in state court in Jackson County, Missouri against FHN's subsidiary, First Horizon Home Loans. The case generally concerns the charging of certain loan origination fees, including fees permitted by Kansas law but allegedly restricted or not permitted by Missouri law, when First Horizon Home Loans or its predecessor, McGuire Mortgage Company, made certain second-lien mortgage loans. Among other relief, plaintiffs seek a refund of fees, a repayment and forgiveness of loan interest, prejudgment interest, punitive damages, and loan rescission. In response to pre-trial motions, the court has ruled that Missouri law governs the loan transactions and has certified a statewide class action; plaintiffs contend the class involves approximately 4,800 loans, but the exact size is in dispute. Discovery is ongoing and additional pre-trial motions are pending. Trial is currently scheduled for May 2006. FHN believes that it has meritorious defenses and it intends to continue to protect its rights and defend this lawsuit vigorously, through trial and appeal, if necessary.

Other disclosures—Company Owned Life Insurance. FHN has purchased life insurance on certain of its employees and is the beneficiary on these policies. On December 31, 2005, the cash surrender value of these policies, which is included in “Other assets” on the Consolidated Statements of Condition, was $502.3 million. There are restrictions on $67.0 million of the proceeds from these benefits which relate to certain compensation plans. FHN has not borrowed against the cash surrender value of these policies.

Other disclosures—Indemnification agreements and guarantees. In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representation warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN's obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

First Horizon Home Loans services a first-lien mortgage loan portfolio of approximately $95.3 billion as of December 31, 2005, a significant portion of which is held by GNMA, FNMA, FHLMC or private security holders. In connection with its servicing activities, First Horizon Home Loans guarantees the receipt of the scheduled principal and interest payments on the underlying loans. In the event of customer non-performance on the loan, First Horizon Home Loans is obligated to make the payment to the security holder. Under the terms of the servicing agreements, First Horizon Home Loans can utilize payments received from other prepaid loans in order to make the security holder whole. In the event payments are ultimately made by First Horizon Home Loans to satisfy this obligation, for loans sold with no recourse, all funds are recoverable from the government agency at foreclosure sale. See Note 24–Securitizations for additional information on loans sold with recourse.

First Horizon Home Loans is also subject to losses in its loan servicing portfolio due to loan foreclosures and other recourse obligations. Certain agencies have the authority to limit their repayment guarantees on foreclosed loans resulting in certain foreclosure costs being borne by servicers. In addition, First Horizon Home Loans has exposure on all loans sold with recourse. First Horizon Home Loans has various claims for reimbursement, repurchase obligations, and/or indemnification requests outstanding with government agencies or private investors. First Horizon Home Loans has evaluated all of its exposure under recourse obligations based on factors, which include loan delinquency status, foreclosure expectancy rates and claims outstanding. Accordingly, First Horizon Home Loans had an allowance for losses on the mortgage servicing portfolio of approximately

86	First Horizon National Corporation

Note 18 ❑ Restrictions, Contingencies and Other Disclosures (continued)

$16.4 million and $18.5 million as of December 31, 2005 and 2004, respectively. First Horizon Home Loans has sold certain mortgage loans with an agreement to repurchase the loans upon default. As of December 31, 2005 and 2004, First Horizon Home Loans had single-family residential loans with outstanding balances of $147.3 million and $186.8 million, respectively that were sold on a recourse basis. For the single-family residential loans, in the event of borrower nonperformance, First Horizon Home Loans would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, FHA insurance or VA guarantees. As of December 31, 2005 and 2004, the outstanding principal balance of loans sold with limited recourse and serviced by First Horizon Home Loans was $3.2 billion and $3.4 billion, respectively.

FHN has securitized and sold home equity lines of credit and second-lien mortgages which are held by private security holders, and on December 31, 2005, the outstanding principal balance of these loans was $640.6 million and $142.7 million, respectively. On December 31, 2004, the outstanding principal balance of these loans was $1.3 billion and $229.3 million. In connection with its servicing activities, FTBNA does not guarantee the receipt of the scheduled principal and interest payments on the underlying loans but does have residual interests of $57.0 million and $64.3 million on December 31, 2005 and 2004, respectively, which are available to make the security holder whole in the event of credit losses. FHN has projected expected credit losses in the valuation of the residual interest.

Note 19 ❑ Shareholder Protection Rights Agreement

On October 20, 1998, FHN adopted a Shareholder Protection Rights Agreement (the “Agreement”) and declared a dividend of one right on each outstanding share of common stock held on November 2, 1998, or issued thereafter and prior to the time the rights separate and thereafter pursuant to options and convertible securities outstanding at the time the rights separate.

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

First Horizon National Corporation	87

Note 20 ❑ Savings, Pension and Other Employee Benefits

Savings plan. Substantially all employees of FHN are covered by a contributory savings plan in conjunction with a flexible benefits plan. During the year, FHN makes contributions to each employee's flexible benefits plan account. These contributions are based on length of service and a percentage of the employee's salary. The employees have the option to direct a portion or all of the contribution into their savings plan accounts. Employees may also make pre-tax and after-tax personal contributions to the savings plan. FHN matches certain employee pre-tax contributions invested in FHN's common stock fund (or for employees of First Horizon Home Loans, contributions made to any savings plan fund) at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's qualifying salary. Contributions made by FHN to the flexible benefits plan were $30.2 million for 2005, $26.8 million for 2004 and $24.4 million for 2003. A feature of the savings plan allows employees to choose to invest their savings in one or more of ten various component funds, including a nonleveraged employee stock ownership plan (ESOP). Compensation cost related to the ESOP is measured as the amount allocated from matching contributions and discretionary contributions contributed to the ESOP and is included in the contributions amount above. Dividends on shares held by the ESOP are charged to retained earnings and shares held by the ESOP are treated as outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 8,262,203 on December 31, 2005.

Pension plan. FHN provides pension benefits to employees retiring under the provisions of a noncontributory, defined benefit pension plan. Employees of FHN's mortgage subsidiary and certain insurance subsidiaries are not covered by the pension plan. Pension benefits are based on years of service, average compensation near retirement and estimated social security benefits at age 65. The annual funding is based on an actuarially determined amount using the entry age cost method.

FHN also maintains a nonqualified supplemental executive retirement plan that covers certain employees whose benefits under the pension plan have been limited under Tax Code Section 415 and Tax Code Section 401(1)(17), which limit compensation to $210,000 for purposes of benefit calculations. Compensation is defined in the same manner as it is under the pension plan. Participants receive the difference between the monthly pension payable, if tax code limits did not apply, and the actual pension payable. All benefits provided under this plan are unfunded and payments to plan participants are made by FHN.

Other employee benefits. FHN provides postretirement medical insurance to full-time employees retiring under the provisions of the FHN Pension Plan. The postretirement medical plan is contributory with retiree contributions adjusted annually. The plan is based on criteria that are a combination of the employee's age and years of service and utilizes a two-step approach. For any employee retiring on or after January 1, 1995, FHN contributes a fixed amount based on years of service and age at time of retirement. FHN's postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. On July 1, 2004, FHN adopted FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”. FSP FAS 106-2 requires a plan sponsor to determine if benefits offered through a postretirement health care plan are actuarially equivalent to Medicare Part D. Plan benefits were determined to be actuarially equivalent in 2005. Due to recognizing the Medicare Part D subsidy in 2005 the accumulated postretirement benefit obligation was reduced by $7.2 million and net periodic cost was reduced by $.4 million.

Actuarial assumptions. To develop the expected long-term rate of return on assets assumption, FHN considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. Since FHN's investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes were adjusted to reflect the expected additional returns. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an 8.65 percent assumption for 2006.

88	First Horizon National Corporation

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

The discount rates for 2005 and 2004 for pension and postretirement benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rate is selected based on data specific to FHN's plans and employee population. For 2003, the discount rate was determined by monitoring Moody's AA corporate rates as of the measurement date to establish an annual discount rate. These rates were not based on FHN's specific participant data but were intended to be reflective of the interest rate at which pension liabilities could be settled. The rates as reflected by Moody's AA corporate rates were rounded to the nearest .25 percent.

The actuarial assumptions used in the defined benefit pension plan and the other employee benefit plan were as follows:

	Pension Benefits			Postretirement Benefits

	2005	2004	2003	2005	2004	2003

Weighted average assumptions used to determine benefit obligations as of September 30 measurement date
Discount rate	5.87%	6.47%	6.25%	5.64%	6.07%	6.25%
Rate of compensation increase	4.42	5.42	5.42	N/A	N/A	N/A

Weighted average assumptions used to determine net periodic benefit cost for the fiscal year
Discount rate	6.47%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected return on plan assets	8.70	8.75	8.75	8.70	8.75	8.75
Expected return on plan assets dedicated to employees who retired prior to January 1, 1993	N/A	N/A	N/A	5.70	5.75	5.75
Rate of compensation increase	5.42	5.42	4.54	N/A	N/A	N/A

Certain previously reported amounts have been reclassified to agree with current presentation.

The assumed health care cost trend rates used in the defined benefit pension plan and the other employee benefit plan were as follows:

	2005		2004

Assumed Health Care Cost Trend Rates on December 31	Participants under age 65	Participants 65 years and older	Participants under age 65	Participants 65 years and older

Health care cost trend rate assumed for next year	10.0%	12.0%	9.0%	11.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.0	6.0	6.0	8.0
Year that the rate reaches the ultimate trend rate	2013	2017	2010	2010

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease

Adjusted total service and interest cost components	$2,435	$2,174
Adjusted postretirement benefit obligation at end of plan year	22,239	19,024

First Horizon National Corporation	89

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

The components of net periodic benefit cost for the plan years 2005, 2004 and 2003 were as follows:

	Pension Benefits			Postretirement Benefits

(Dollars in thousands)	2005	2004	2003	2005	2004	2003

Components of net periodic benefit cost
Service cost	$15,781	$14,359	$12,832	$761	$723	$732
Interest cost	21,271	19,335	17,950	1,537	1,932	1,750
Expected return on plan assets	(33,835)	(30,940)	(26,645)	(1,670)	(1,626)	(1,376)
Amortization of prior service cost	827	684	736	(176)	(176)	(176)
Recognized losses/(gain)	4,055	3,711	637	(171)	-	-
Amortization of transition (asset)/obligation	-	-	(20)	989	989	989

Net periodic cost	$8,099	$7,149	$5,490	$1,270	$1,842	$1,919

The following table sets forth the plans' funded status reconciled to the amounts shown in the Consolidated Statements of Condition:

	Pension Benefits		Postretirement Benefits

(Dollars in thousands)	2005	2004	2005	2004

Change in benefit obligation
Benefit obligation at beginning of plan year	$333,408	$312,357	$29,668	$31,869
Service cost	15,781	14,359	761	723
Interest cost	21,271	19,335	1,537	1,932
Amendments	1,857	-	-	-
Actuarial loss/(gain)	18,902	(1,174)	(10,563)	(3,257)
Benefits paid	(11,449)	(11,469)	(850)	(1,599)

Benefit obligation at end of plan year	$379,770	$333,408	$20,553	$29,668

Change in plan assets
Fair value of plan assets at beginning of plan year	$348,065	$288,059	$21,560	$20,803
Actual return on plan assets	27,765	14,434	950	1,741
Employer contribution	37,558	57,041	-	615
Benefits paid	(11,449)	(11,469)	(850)	(1,599)

Fair value of plan assets at end of plan year	$401,939	$348,065	$21,660	$21,560

Net funded status on September 30	$22,169	$14,657	$1,107	$(8,108)
Unrecognized net actuarial loss/(gain)	130,681	109,765	(10,597)	(925)
Unrecognized net transitional obligation	-	-	6,917	7,906
Unrecognized prior service cost/(benefit)	6,791	5,760	(1,420)	(1,596)

Prepaid benefit cost on September 30	159,641	130,182	(3,993)	(2,723)
Contributions paid from October 1 to December 31	124	145	-	-

Prepaid benefit cost on December 31	$159,765	$130,327	$(3,993)	$(2,723)

Amounts recognized in the Consolidated Statements of Condition consist of the following:
Prepaid benefit cost	$159,765	$130,327
Accrued benefit liability	(6,733)	(5,393)
Intangible asset	2,461	906
Accumulated other comprehensive income	4,272	4,487

Net amount recognized	$159,765	$130,327

90	First Horizon National Corporation

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

The accumulated benefit obligation for the pension plan was $343.7 million and $284.7 million on September 30, 2005 and 2004, respectively. FHN expects to contribute the maximum tax deductible contribution to the pension plan, which is estimated to be approximately $20 million and expects to make no contribution to the other employee benefit plan in 2006. On September 30, 2005, the qualified pension plan had $168.9 million in prepaid benefit cost, while the supplemental executive retirement plan had $(9.3) million in benefit cost. The accrued benefit liability, intangible asset and accumulated other comprehensive income is attributable to the unfunded supplemental executive retirement plan.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate, and projected Medicare reimbursements:

(Dollars in thousands)	Pension Benefits	Postretirement Benefits	Medicare Reimbursements

2006	$11,206	$1,629	$420
2007	13,020	1,730	477
2008	14,538	1,813	543
2009	16,128	1,884	610
2010	17,778	1,952	672
Years 2011 – 2015	118,805	10,297	2,474

The following provides the amount included within other comprehensive income for the period arising from a change in the minimum pension liability:

	Pension Benefits

(Dollars in thousands)	2005	2004

(Decrease)/increase in minimum pension liability included in other comprehensive income	$(215)	$505

The following table sets forth FHN's pension plan asset allocation on September 30, 2005 and 2004:

			Percentage of Plan Assets on September 30

	Targeted Range		2005		2004

Equity securities	70%		69.7%		68.1%
Large capital equity		35%		31.7%		39.0%
Small capital equity		20		21.0		19.2
International equity		15		17.0		9.9
Other	30		30.3		31.9
Fixed income				29.3		31.3
Money market				1.0		.6

Total				100.0%		100.0%

First Horizon National Corporation	91

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

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

During 2005 FHN reviewed its pension portfolio investment strategy and decided to maintain its equity exposure at 70 percent of total plan assets in 2006. The expected return on plan assets assumption for 2006 will be 8.65 percent.

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

The following table sets forth FHN's other benefit plan asset allocation on September 30, 2005 and 2004:

	Percentage of Plan Assets on September 30

	2005		2004

Equity securities	56.6%		55.5%
Large capital equity		44.1%		44.3%
Small capital equity		12.5		11.2
Other	43.4		44.5
Fixed income		42.1		43.5
Cash equivalents and money market		1.3		1.0

Total		100.0%		100.0%

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

92	First Horizon National Corporation

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

The following table sets forth the amounts of FHN common stock and amounts and types of mutual funds managed by FTBNA that are included in plan assets:

	Pension Benefits		Postretirement Benefits

(Dollars in thousands)	2005	2004	2005	2004

First Funds Capital Appreciation Portfolio Class I	$84,405	$66,781	$2,728	$2,423
First Funds Core Equity Portfolio Class I	103,165	106,722	7,204	7,106
First Funds Intermediate Bond Portfolio Class I	117,540	108,624	6,929	7,049
First Funds U.S. Government Money Market Portfolio	3,959	-	-	-
First Horizon National Corporation Common Stock*	24,002	28,631	-	-

*	The number of shares of FHN common stock held by the pension plan was 660,300 on September 30, 2005 and September 30, 2004.

FHN plans to merge its First Funds family of funds with mutual funds managed by Goldman Sachs Asset Management. The merger is expected to be completed in the first quarter of 2006 pending fund shareholder and regulatory approvals.

FHN provides benefits to former and inactive employees after employment but before retirement. The obligation recognized was $2.3 million in 2005, $2.0 million in 2004 and $3.6 million in 2003.

Medical and group life insurance expenses incurred for active employees are shown in the following table:

(Dollars in thousands)	2005	2004	2003

Medical plan expense based on claims incurred	$35,068	$27,312	$23,919
Participants	9,591	9,130	8,576

Group life insurance expense based on benefits incurred	$2,476	$2,992	$2,171
Participants	13,466	12,709	11,653

First Horizon National Corporation	93

Note 21 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Stock option plans. FHN issues non-qualified stock options under various plans to employees, non-employee directors, and bank advisory board members. The plans provide for the issuance of FHN common stock at a price equal to its fair market value at the date of grant. However, if the grantee agreed to receive the options in lieu of compensation, the exercise price was less than the fair market value. The foregone compensation plus the exercise price equaled the fair market value of the stock on the date of grant. This deferral program was discontinued in 2005, and any options issued below market on the date of grant during 2005 were related to 2004 salary deferrals for employees and 2004 board compensation for directors. All options vest within 3 to 5 years and expire 7 years or 10 years from the date of grant, except for those options that were previously part of compensation deferral, which vest immediately or after 6 months and expire 20 years from the date of grant. After January 2, 2004, stock options granted that are part of the compensation deferral vest immediately or after 6 months and expire 10 years from the date of grant. There were 1,344,980 shares available for option plan grants on December 31, 2005.

As a result of plan amendments adopted by the board of directors during 1997, employees have deferred the receipt of shares upon the exercise of stock options. Effective in 2005, no new deferral agreements are being executed. The summary of stock option activity is shown below:

	Options Outstanding	Weighted Average Exercise Price

January 1, 2003	22,298,743	$27.26
Options granted	3,931,673	36.80
Options exercised*	(4,688,153)	24.49
Options canceled	(419,602)	34.56

December 31, 2003	21,122,661	29.51

Options exercisable	15,290,028	27.08

January 1, 2004	21,122,661	$29.51
Options granted	2,961,967	42.67
Options exercised*	(2,829,981)	25.24
Options canceled	(822,413)	37.85

December 31, 2004	20,432,234	31.68

Options exercisable	13,690,108	27.82

January 1, 2005	20,432,234	$31.68
Options granted	2,401,011	39.76
Options exercised*	(1,678,262)	24.85
Options canceled	(865,528)	39.95

December 31, 2005	20,289,455	32.87

Options exercisable	13,187,630	28.63

*	Stock options exercised for 2005, 2004 and 2003 respectively, included 14,346, 83,998 and 178,747 options converted to stock equivalents as part of the deferred compensation program.

94	First Horizon National Corporation

Note 21 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans
(continued)

The following table summarizes information about stock options outstanding on December 31, 2005:

Exercise Price Range	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price- Options Outstanding	Options Exercisable	Weighted Average Exercise Price- Options Exercisable

$ 4.00 – $20.00	2,688,402	8.24	$16.30	2,688,402	$16.30
$20.01 – $30.00	3,805,052	10.89	25.07	3,790,309	25.08
$30.01 – $40.00	8,040,606	5.88	35.01	5,136,465	33.56
$40.01 – $50.00	5,755,395	6.28	42.79	1,572,454	42.18

As FHN accounts for these stock option plans pursuant to APB Opinion No. 25, additional compensation cost would have been recognized in income under SFAS No. 123 for all stock-based compensation awards. Total additional compensation cost would have been $13.3 million for 2005, $13.9 million for 2004 and $32.9 million for 2003. See Note 1–Summary of Significant Accounting Policies for pro forma information.

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2005, 2004 and 2003, with the following assumptions:

	2005	2004	2003

Expected dividend yield	4.26%	3.51%	3.00%
Expected option lives of options issued at market	5.11 years	4.93 years	5.42 years
Expected option lives of options issued below market*	5.34 years	4.54 years	4.68 years
Expected volatility	22.84%	26.57%	30.63%
Risk-free interest rates	3.89%	3.04%	4.24%

*	Options are issued with an exercise price less than the fair market value on the date of grant if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price equals the fair market value on the date of grant.
	Number Issued	Weighted Average Fair Value per Option at Grant Date

2005:
Options issued at market on the date of grant	2,325,709	$6.42
Options issued below market on the date of grant*	75,302	21.73

2004:
Options issued at market on the date of grant	2,608,368	$8.61
Options issued below market on the date of grant*	353,599	22.42

2003:
Options issued at market on the date of grant	3,258,924	$8.52
Options issued below market on the date of grant*	672,749	20.19

*	Options are issued with an exercise price less than the fair market value on the date of grant if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price equals the fair market value on the date of grant.

Restricted stock incentive plans. FHN has authorized the issuance of its common stock for awards to executive employees who have a significant impact on the profitability of FHN under a performance accelerated restricted stock program. Additionally, one of the plans allows stock awards to be granted to non-employee directors upon approval by the board of directors. It has been the recent practice of

First Horizon National Corporation	95

Note 21 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans
(continued)

the board to grant 8,000 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. In 2005, FHN granted 253,539 restricted shares under these programs. FHN granted 129,871 restricted stock awards to management employees which typically vest over 3 and 4 years. In addition, 533,837 performance stock units were granted to executive employees in 2005. The performance stock units will vest in 2008 only if predetermined performance measures are met. In 2004, 22,844 restricted shares were granted and 200,444 shares were granted in 2003. Compensation expense related to these plans was $9.1 million, $1.8 million and $5.1 million for the years 2005, 2004 and 2003, respectively.

The board of directors approved amendments to the restricted stock plan during 1998 permitting deferral by participants of the receipt of restricted stock prior to the lapse of restrictions. Due to deferred compensation legislation passed in 2004, participants are no longer allowed to make voluntary deferral elections under the stock programs.

Dividend reinvestment plan. The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the sale of FHN's common stock from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends and make optional cash payments of $25 to $10,000 per quarter without paying commissions. The price of shares purchased on the open market is the average price paid.

96	First Horizon National Corporation

Note 22 ❑ Business Segment Information

FHN has four business segments, Retail/Commercial Banking, Mortgage Banking, Capital Markets and Corporate. The Retail/Commercial Banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, Retail/Commercial Banking provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, merchant services, check clearing, and correspondent services. The Mortgage Banking segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses. The Capital Markets segment consists of traditional capital markets securities activities, equity research and investment banking. The Corporate segment consists of unallocated corporate expenses, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, funds management and venture capital. In 2005, FHN adapted its segments to reflect changes in expense allocations between segments and the reclassification of certain trust preferred assets and related net interest income to the Capital Markets segment from Retail/Commercial Banking. Previously reported amounts have been reclassified to agree with current presentation.

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

(Dollars in thousands)		2005	2004	2003

Consolidated	Net interest income	$984,027	$856,311	$805,784
	Provision for loan losses	67,678	48,348	86,698
	Noninterest income	1,399,756	1,363,186	1,667,584
	Noninterest expense	1,670,932	1,504,340	1,667,672

	Pre-tax income	645,173	666,809	718,998
	Provision for income taxes	204,075	212,401	245,689

	Income before cumulative effect of changes in accounting principle	441,098	454,408	473,309
	Cumulative effect of changes in accounting principle, net of tax	(3,098)	-	-

	Net income	$438,000	$454,408	$473,309

	Average assets	$36,560,436	$27,305,833	$25,133,612

	Depreciation, amortization and MSR impairment	$386,194	$324,585	$425,231
	Expenditures for long-lived assets	95,661	78,763	149,600

Retail/Commercial	Net interest income	$859,087	$694,096	$594,398
Banking	Provision for loan losses	67,061	48,401	85,130
	Noninterest income	510,132	483,255	442,889
	Noninterest expense	827,077	736,388	717,826

	Pre-tax income	475,081	392,562	234,331
	Provision for income taxes	146,621	115,899	70,598

	Income before cumulative effect of changes in accounting principle	328,460	276,663	163,733
	Cumulative effect of changes in accounting principle, net of tax	(3,098)	-	-

	Net income	$325,362	$276,663	$163,733

	Average assets	$21,525,744	$17,334,142	$14,057,342

	Depreciation, amortization and MSR impairment	$106,751	$93,527	$82,206
	Expenditures for long-lived assets	68,290	45,660	59,290

Certain previously reported amounts have been reclassified to agree with current presentation.

First Horizon National Corporation	97

Note 22 ❑ Business Segment Information (continued)

(Dollars in thousands)		2005	2004	2003

Mortgage	Net interest income	$146,743	$153,368	$190,604
Banking	Provision for loan losses	617	(53)	1,568
	Noninterest income	511,471	464,975	664,248
	Noninterest expense	465,992	423,238	457,552

	Pre-tax income	191,605	195,158	395,732
	Provision for income taxes	67,031	71,199	146,808

	Net income	$124,574	$123,959	$248,924

	Average assets	$6,318,409	$5,295,512	$6,441,890

	Depreciation, amortization and MSR impairment	$251,099	$220,055	$317,946
	Expenditures for long-lived assets	22,347	25,148	79,120

Capital Markets	Net interest (expense)/ income	$(28,400)	$5,452	$8,062
	Noninterest income	367,704	383,690	545,787
	Noninterest expense	315,546	300,918	396,802

	Pre-tax income	23,758	88,224	157,047
	Provision for income taxes	8,023	32,817	58,722

	Net income	$15,735	$55,407	$98,325

	Average assets	$5,390,481	$1,839,760	$2,062,288

	Depreciation and amortization	$12,973	$8,120	$4,444
	Expenditures for long-lived assets	2,662	3,922	7,562

Corporate	Net interest income	$6,597	$3,395	$12,720
	Noninterest income	10,449	31,266	14,660
	Noninterest expense	62,317	43,796	95,492

	Pre-tax loss	(45,271)	(9,135)	(68,112)
	Income tax benefit	(17,600)	(7,514)	(30,439)

	Net loss	$(27,671)	$(1,621)	$(37,673)

	Average assets	$3,325,802	$2,836,419	$2,572,092

	Depreciation and amortization	$15,371	$2,883	$20,635
	Expenditures for long-lived assets	2,362	4,033	3,628

Certain previously reported amounts have been reclassified to agree with current presentation.

98	First Horizon National Corporation

Note 23 ❑ Fair Value of Financial Instruments

Accounting standards require the disclosure of estimated fair values of all asset, liability and off-balance sheet financial instruments. The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. In some cases, book value is a reasonable estimate of fair value due to the relatively short period of time between origination of the instrument and its expected realization. The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as off-balance sheet commitments as of December 31, 2005 and 2004:

	December 31, 2005		December 31, 2004

(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value

Assets:
Loans, net of unearned income:
Floating	$14,541,499	$14,540,403	$11,821,969	$11,821,652
Fixed	6,018,665	5,924,676	4,564,602	4,556,283
Nonaccrual	40,771	40,771	41,102	41,102
Allowance for loan losses	(189,705)	(189,705)	(158,159)	(158,159)

Total net loans	20,411,230	20,316,145	16,269,514	16,260,878
Liquid assets	3,629,314	3,629,314	1,675,654	1,675,654
Loans held for sale	4,435,343	4,450,081	5,167,981	5,194,866
Securities available for sale	2,912,103	2,912,103	2,680,556	2,680,556
Securities held to maturity	383	390	441	457
Derivative assets	49,259	49,259	134,451	134,451
Nonearning assets	1,608,700	1,608,700	1,007,215	1,007,215

Liabilities:
Deposits:
Defined maturity	$13,410,641	$13,405,293	$10,277,438	$10,311,409
Undefined maturity	10,027,129	10,027,129	9,504,729	9,504,729

Total deposits	23,437,770	23,432,422	19,782,167	19,816,138
Short-term borrowings	5,331,397	5,331,397	3,813,167	3,813,167
Term borrowings	3,437,643	3,465,705	2,616,368	2,647,367
Derivative liabilities	88,305	88,305	31,268	31,268
Other noninterest-bearing liabilities	696,558	696,558	444,924	444,924
Preferred stock of subsidiary	295,274	303,281	458	515

	Contractual Amount	Fair Value	Contractual Amount	Fair Value

Off-Balance Sheet Commitments:
Loan commitments	$16,932,527	$9,735	$13,622,394	$11,010
Other commitments	771,604	8,439	703,214	8,962

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

First Horizon National Corporation	99

Note 23 ❑ Fair Value of Financial Instruments (continued)

industry speeds for similar loans have been applied to the floating rate 1-4 family residential mortgage portfolio.

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

Short-term borrowings. The fair value of federal funds purchased, securities sold under agreements to repurchase, commercial paper, trading liabilities, and other short-term borrowings is approximated by the book value.

Term borrowings. The fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers FHN's and FTBNA's debt ratings.

Derivative liabilities. Fair values are based primarily on quoted market prices.

100	First Horizon National Corporation

Note 23 ❑ Fair Value of Financial Instruments (continued)

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

Note 24 ❑ Securitizations

During 2005 and 2004, FHN securitized $29.5 billion and $26.4 billion, respectively, of single-family residential loans in primarily proprietary and agency securitization transactions, and the resulting securities were sold as senior and subordinate certificates. In 2005 and 2004, FHN recognized net pre-tax gains of $321.9 million and $196.9 million, respectively, from the sale of securitized loans which includes gains recognized on the capitalization of MSR associated with these loans. In 2005 and 2004, FHN capitalized approximately $437.1 million and $319.2 million, respectively, in originated MSR. These MSR, as well as other MSR held by FHN, are discussed further in Note 6 – Mortgage Servicing Rights. In certain cases, FHN continues to service and receive servicing fees related to the securitized loans, and has also retained residual interest certificates or financial assets including excess interest (structured as interest-only strips), principal-only strips, interest-only strips, or subordinated bonds. FHN received annual servicing fees approximating .32 percent in 2005 and .31 percent in 2004 of the outstanding balance of underlying mortgage loans. FHN received annual servicing fees approximating .50 percent in 2005 and 2004 of the outstanding balance of underlying loans for HELOC securitizations. Additionally, FHN retained rights to future cash flows on the HELOC securitizations arising after investors in the securitization trust have received the return for which they contracted. The investors and the securitization trusts have no recourse to other assets of First Horizon Home Loans or FHN for failure of debtors to pay when due.

The sensitivity of the current fair value of all retained or purchased interests for MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2005, are as follows:

(Dollars in thousands except for annual cost to service)	MSR 1st Liens	MSR 2nd Liens	MSR HELOC

December 31, 2005
Fair value of retained interests	$1,314,597	$5,470	$14,384
Weighted average life (in years)	6.5	2.8	2.0
Annual prepayment rate	11.8%	30.0%	49.0%
Impact on fair value of 10% adverse change	$(48,523)	$(461)	$(971)
Impact on fair value of 20% adverse change	(96,281)	(681)	(1,932)
Annual discount rate on residual cash flows	10.1%	14.0%	18.0%
Impact on fair value of 10% adverse change	$(49,192)	$(238)	$(310)
Impact on fair value of 20% adverse change	(97,395)	(371)	(604)
Annual cost to service (per loan)	$46	$50	$50
Impact on fair value of 10% adverse change	(9,970)	(234)	(221)
Impact on fair value of 20% adverse change	(23,034)	(349)	(442)
Annual earnings on escrow	4.1%	2.9%	4.4%
Impact on fair value of 10% adverse change	$(24,615)	$(211)	$(561)
Impact on fair value of 20% adverse change	(52,324)	(303)	(1,121)

First Horizon National Corporation	101

Note 24 ❑ Securitizations (continued)

The sensitivity of the current fair value of retained interests for other residuals to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2005, are as follows:

(Dollars in thousands except for annual cost to service)	Excess Interest IO	Certificated PO	IO	Subordinated Bonds	Residual Interest Certificates 2nd Liens	Residual Interest Certificates HELOC

December 31, 2005
Fair value of retained interests	$230,683	$9,386	$634	$4,684	$9,316	$47,638
Weighted average life (in years)	7.4	4.2	1.0	6.5	2.5	2.0
Annual prepayment rate	8.5%	18.0%	65.3%	30.0%	30.0%	44.0%
Impact on fair value of 10% adverse change	$(6,869)	$(2,359)	$120	$(1)	$(288)	$(2,275)
Impact on fair value of 20% adverse change	(14,464)	(2,690)	258	(1)	(546)	(4,358)
Annual discount rate on residual cash flows	11.5%	10.8%	13.0%	22.1%	20.0%	18.0%
Impact on fair value of 10% adverse change	$(8,587)	$(2,358)	$(10)	$(157)	$(408)	$(1,459)
Impact on fair value of 20% adverse change	(17,617)	(2,633)	(11)	(305)	(786)	(2,825)

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

FHN uses assumptions and estimates in determining the fair value allocated to retained interests at the time of initial securitization. The key economic assumptions used to measure the fair value of the MSR at the date of securitization were as follows:

	MSR 1st Liens	MSR 2nd Liens	MSR HELOC

2005
Weighted average life (in years)	5.4-6.6	N/A	N/A
Annual prepayment rate	11.5%-15.2%	N/A	N/A
Annual discount rate	10.06%-10.14%	N/A	N/A
Annual cost to service (per loan)	$45-$46	N/A	N/A
Annual earnings on escrow	3.21%-4.31%	N/A	N/A

2004
Weighted average life (in years)	5.0-6.5	2.9	1.7-2.0
Annual prepayment rate	11.3%-16.1%	30.0%	40%-45%
Annual discount rate	10.1%-10.2%	20.0%	18%-20%
Annual cost to service (per loan)	$44-$45	$50	$50
Annual earnings on escrow	2.73%-3.76%	2.0%	2.0%

N/A - not applicable

102	First Horizon National Corporation

Note 24 ❑ Securitizations (continued)

The key economic assumptions used to measure the fair value of other retained interests at the date of securitization were as follows:

	Excess Interest IO	Certificated PO	IO	Subordinated Bond	Residual Interest Certificates 2nd Liens	Residual Interest Certificates HELOC

2005
Weighted average life (in years)	5.8-7.2	3.0-5.7	N/A	N/A	N/A	N/A
Annual prepayment rate	8.3%-11.8%	13.6%-23.3%	N/A	N/A	N/A	N/A
Annual discount rate	11.5%	5.6%-14.54%	N/A	N/A	N/A	N/A

2004
Weighted average life (in years)	5.1-6.8	1.8-9.4	3.3-6.2	7.6	2.9	1.7-2.0
Annual prepayment rate	9.3%-14.4%	7.6%-40.0%	25.0%	40.0%	30.0%	40%-45%
Annual discount rate	11.5%	5.11%-17.93%	13.0%	6.1%-8.8%	20.0%	18%-20%

N/A – not applicable

FTN Financial Capital Assets Corporation (FTNFCAC), an indirect wholly-owned subsidiary of FHN, enters into transactions where mortgage loans are purchased, pooled, securitized and sold. During 2005 and 2004, $701.0 million and $154.6 million of mortgage loans were sold for pre-tax gains of $8.4 million and $3.3 million, respectively, that were recognized in capital markets noninterest income. FTNFCAC does not retain servicing rights or any other form of retained interest on these securitizations.

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

For the years ended December 31, 2005, 2004 and 2003, cash flows received and paid related to securitizations were as follows:

(Dollars in thousands)	2005	2004	2003

Proceeds from initial securitizations	$30,379,770	$26,834,087	$47,037,436
Servicing fees retained**	287,290	232,566	186,728
Purchases of GNMA guaranteed mortgages	212,145	315,646	554,483
Purchases of delinquent or foreclosed assets	9,260	13,213	33,581
Other cash flows received on retained interests*	76,425	57,637	181,512

*	Other cash flows include all cash flows from other retained interests and REMIC securities.
**	Includes servicing fees on originated, securitized and purchased MSR.

As of December 31, 2005, the principal amount of loans securitized and other loans managed with them, and the principal amount of delinquent loans, in addition to net credit losses during 2005 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans*	Net Credit Losses

	On December 31, 2005		For the Year Ended December 31, 2005

Type of loan:
Real estate residential	$79,776,689	$487,503	$21,868

Total loans managed or securitized**	79,776,689	$487,503	$21,868

Loans securitized and sold	(67,504,477)
Loans held for sale or securitization	(3,915,069)

Loans held in portfolio	$8,357,143

*	Loans 90 days or more past due include $173.4 million of GNMA guaranteed mortgages.
**	Securitized loans are real estate residential loans in which FHN has a retained interest other than servicing rights.

First Horizon National Corporation	103

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements

In the normal course of business, FHN utilizes various financial instruments, through its mortgage banking, capital markets and risk management operations, which include derivative contracts and credit-related arrangements, as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee (ALCO) monitors the usage and effectiveness of these financial instruments. ALCO, in conjunction with credit officers, also periodically reviews counterparty creditworthiness.

Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining agreements whenever possible to limit potential exposure. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, mortgage loan prepayment speeds or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity, to facilitate customer transactions, and also as a risk management tool. Where contracts have been created for customers, FHN enters into transactions with dealers to offset its risk exposure. Derivatives are also used as a risk management tool to hedge FHN's exposure to changes in interest rates or other defined market risks.

Derivative instruments are recorded on the Consolidated Statements of Condition as other assets or other liabilities measured at fair value. Fair value is defined as the amount FHN would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. Changes in the instrument's fair value are recognized currently in earnings or other comprehensive income. If certain criteria are met and hedge accounting under SFAS No. 133 is achieved, changes in the fair value of the asset or liability being hedged are also recognized currently in earnings. Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Interest rate forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specific price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal.

104	First Horizon National Corporation

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

Mortgage Banking

Mortgage banking interest rate lock commitments are short-term commitments to fund mortgage loan applications in process (the pipeline) for a fixed term at a fixed price. During the term of an interest rate lock commitment, First Horizon Home Loans has the risk that interest rates will change from the rate quoted to the borrower. First Horizon Home Loans enters into forward sales contracts with respect to fixed rate loan commitments and futures contracts with respect to adjustable rate loan commitments as economic hedges designed to protect the value of the interest rate lock commitments from changes in value due to changes in interest rates. Under SFAS No. 133 interest rate lock commitments qualify as derivative financial instruments and as such do not qualify for hedge accounting treatment. As a result, the interest rate lock commitments are recorded at fair value with changes in fair value recorded in current earnings as gain or loss on the sale of loans in mortgage banking noninterest income. See Note 1–Summary of Significant Accounting Policies–for impact of SAB No. 105 on the valuation of interest rate lock commitments. Changes in the fair value of the derivatives that serve as economic hedges of interest rate lock commitments are also included in current earnings as a component of gain or loss on the sale of loans in mortgage banking noninterest income.

First Horizon Home Loans' warehouse (mortgage loans held for sale) is subject to changes in fair value, primarily due to fluctuations in interest rates from the loan closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declines in value when interest rates increase and rises in value when interest rates decrease. To mitigate this risk, First Horizon Home Loans enters into forward sales contracts and futures contracts to provide an economic hedge against those changes in fair value on a significant portion of the warehouse. These derivatives are recorded at fair value with changes in fair value recorded in current earnings as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

To the extent that these interest rate derivatives are designated to hedge specific similar assets in the warehouse and prospective analyses indicate that high correlation is expected, the hedged loans are considered for hedge accounting under SFAS No. 133. Anticipated correlation is determined based on historical regressions between the change in fair value of the derivatives and the change in fair value of hedged mortgage loans. Beginning in fourth quarter 2005, anticipated correlation is determined by projecting a dollar offset relationship for each tranche based on anticipated changes in the fair value of the hedged mortgage loans and the related derivatives, in response to various interest rate shock scenarios. Hedges are reset daily and the statistical correlation is calculated using these daily data points. Retrospective hedge effectiveness is measured using the regression correlation results. First Horizon Home Loans generally maintains a coverage ratio (the ratio of expected change in the fair value of derivatives to expected change in the fair value of hedged assets) of approximately 100 percent on warehouse loans accounted for under SFAS No. 133. Effective SFAS No. 133 hedging results in adjustments to the recorded value of the hedged loans. These basis adjustments, as well as the change in fair value of derivatives attributable to effective hedging, are included as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

Warehouse loans qualifying for SFAS No. 133 hedge accounting treatment totaled $1.4 billion and $.6 billion on December 31, 2005 and 2004, respectively. The balance sheet impacts of the related derivatives were net liabilities of $.5 million and $2.3 million on December 31, 2005 and 2004, respectively.

First Horizon Home Loans also enters into interest rate contracts (including swaps, swaptions, and mortgage forward sales) to hedge against the effects of changes in fair value of its MSR due solely to changes in the benchmark rate (10-year LIBOR swap rate). All capitalized MSR are hedged for economic purposes with the vast majority of MSR routinely qualifying for hedge accounting. For purposes of measuring effectiveness of the hedge, time decay and recognized net interest income, including changes in value attributable to changes in spot and forward prices, if applicable, are excluded from the change in value of the related derivatives. Interest rate derivative contracts used to

First Horizon National Corporation	105

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

hedge against interest rate risk in the servicing portfolio are designated to specific risk tranches of servicing. First Horizon Home Loans enters into hedges of the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. Hedges are reset at least monthly and more frequently, as needed, to respond to changes in interest rates or hedge composition. Generally, a coverage ratio approximating 100 percent is maintained on hedged MSR. Prior to acquiring a new hedge instrument, First Horizon Home Loans performs a prospective evaluation of anticipated hedge effectiveness by reviewing the historical regression between the underlying index of the proposed hedge instrument and the mortgage rate. At the end of each hedge period, the change in the fair value of the hedged MSR asset due to the change in benchmark interest rate is calculated and becomes a historical data point. Retrospective hedge effectiveness is determined by performing a regression analysis of all collected data points over a rolling 12-month period. Effective hedging under SFAS No. 133 results in adjustments to the recorded value of the MSR. These basis adjustments, as well as the change in fair value of derivatives attributable to effective hedging, are included as a component of servicing income in mortgage banking noninterest income. MSR subject to SFAS No. 133 hedges totaled $1.3 billion and $1.0 billion on December 31, 2005 and 2004, respectively. The balance sheet impacts of the related derivatives were a net liability of $21.2 million on December 31, 2005, and a net asset of $79.0 million on December 31, 2004.

The following table summarizes certain information related to mortgage banking hedging activities for the years ended December 31:

(Dollars in thousands)	2005	2004	2003

Warehouse loans
Fair value hedge ineffectiveness net (losses)/gains	$(1,168)	$(16,571)	$29,909
Mortgage servicing rights
Fair value hedge ineffectiveness net (losses)/gains	(1,891)	1,373	19,715
Net gains excluded from assessment of effectiveness*	13,884	46,546	95,420

* Represents the derivative gain from net interest income on swaps, net of time decay.

First Horizon Home Loans uses different MSR stratification for purposes of determining hedge effectiveness pursuant to SFAS No. 133 and impairment testing pursuant to SFAS No. 140. The hedge results under SFAS No. 133 are allocated at a loan level and the loans are then aggregated into the SFAS No. 140 strata. This adjusted MSR basis is subsequently compared to the full fair value of the MSR to test for asset impairment. MSR basis is reduced to the extent that adjusted basis exceeds fair value. This reduction in basis as a result of impairment is a component of servicing income in mortgage banking noninterest income.

First Horizon Home Loans utilizes derivatives (including swaps, swaptions, and mortgage forward sales contracts) that change in value inversely to the movement of interest rates to protect the value of its interest-only securities as an economic hedge. Changes in the fair value of these derivatives are recognized currently in earnings in mortgage banking noninterest income as a component of servicing income. Interest-only securities are included in trading securities with changes in fair value recognized currently in earnings in mortgage banking noninterest income as a component of servicing income.

Capital Markets

Capital Markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities and other securities for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital Markets also enters into interest rate contracts, including options, caps, swaps, futures and floors for its customers. In addition, Capital Markets enters into futures contracts to economically hedge interest rate risk associated with its

106	First Horizon National Corporation

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in capital markets noninterest income. Related assets are recorded on the balance sheet as other assets and any liabilities are recognized as other liabilities. Credit risk related to these transactions is controlled through credit approvals, risk control limits and ongoing monitoring procedures through ALCO.

In fourth quarter 2005, Capital Markets utilized a forward contract as a cash flow hedge of the risk of change in the fair value of a forecasted sale of certain loans. It is expected that $77 thousand of net losses recorded in other comprehensive income on December 31, 2005, will be recognized in earnings in first quarter 2006. The amount of SFAS No. 133 hedge ineffectiveness related to this cash flow hedge was immaterial.

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

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain large institutional certificates of deposit, totaling $61.2 million and $149.7 million on December 31, 2005 and 2004, respectively, and certain long-term debt obligations, totaling $1.2 billion on December 31, 2005 and 2004. These swaps have been accounted for as fair value hedges under the short cut method. The balance sheet impact of these swaps was $1.6 million in other assets and $28.3 million in other liabilities on December 31, 2005, and was $13.9 million in other assets and $11.2 million in other liabilities on December 31, 2004. Interest paid or received for these swaps is recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. In addition, FHN has entered into certain interest rate swaps and caps as a part of our relationship with loan customers. These derivatives are not designated as hedging instruments and are entered into as part of a product offering to our commercial customers with customer derivatives paired with offsetting market instruments that, when completed, are designed to eliminate market risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in noninterest income.

Off-Balance Sheet Arrangements

Credit-Related Commitments. FHN enters into fixed and variable loan commitments with customers. When these commitments have contract rate adjustments that lag changes in market rates, the financial instruments have characteristics similar to option contracts. FHN follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each counterparty's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are met. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The majority of FHN's loan commitments has maturities less than one year and reflects the prevailing market rates at the time of the commitment. Since commitments may expire without being fully drawn upon, total contractual amounts do not necessarily represent future credit exposure or liquidity requirements.

Other commitments include standby and commercial letters of credit and other credit enhancements. Standby and commercial letters of credit and other credit enhancements are conditional commitments issued by FHN to guarantee the performance and/or payment of a customer to a third party in

First Horizon National Corporation	107

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

connection with specified transactions. The credit risk involved in issuing these commitments is essentially the same as that involved in extending loan facilities to customers, as performance under any of these facilities would result in a loan being funded to the customer.

FHN services loans for others, and, in some cases, provides guarantees or recourse on the serviced loans. See Note 18–Restrictions, Contingencies and Other Disclosures for additional information.

The following is a summary of each class of credit-related commitments outstanding on December 31:

(Dollars in millions)	2005	2004

Commitments to extend credit:
Consumer credit card lines	$2,432.5	$2,002.3
Consumer home equity	6,991.3	5,868.7
Commercial real estate and construction and land development	3,686.0	2,489.0
Commercial and other	3,822.8	3,262.3

Total loan commitments	16,932.6	13,622.3
Other commitments:
Standby letters of credit	724.6	618.8
Other	47.0	84.4

Total loan and other commitments	$17,704.2	$14,325.5

Variable Interest Entities. On December 31, 2003, FHN adopted FIN 46 which addressed consolidation of VIE, and on March 31, 2004, adopted FIN 46-R which clarified certain of the provisions of FIN 46. A VIE exists when equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities by itself. Under the provisions of FIN 46, FHN is deemed to be the primary beneficiary and required to consolidate the VIE if it has a variable interest that will absorb the majority of the VIE's expected losses, receive the majority of expected residual returns, or both. A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIE's net assets. Expected losses and expected residual returns are measures of variability in the expected cash flow of a VIE.

Upon adoption of FIN 46, FHN deconsolidated its subsidiary, First Tennessee Capital I (Capital I), which has issued $100.0 million of capital securities that are fully and unconditionally guaranteed by FHN. As a result of this deconsolidation the capital securities are not included on FHN's Statement of Condition. However, $103.0 million of junior subordinated debentures issued by FHN to Capital I is included in term borrowings (See Note 11–Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures). FHN did not consolidate or deconsolidate any other significant VIE in connection with the adoption of FIN 46, and accordingly, it did not have a material impact on FHN's financial position or results of operations. Upon adoption of FIN 46-R, FHN reassessed certain of its nonconsolidated interests as VIE but did not meet the criteria of primary beneficiary and, therefore, did not consolidate or deconsolidate any other significant VIE, and accordingly, it did not have a material impact on FHN's financial position or results of operations.

Since 1997, First Tennessee Housing Corporation (FTHC), a wholly-owned subsidiary, makes equity investments as a limited partner, in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (LIHTC) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN's primary geographic region. On December 31, 2005 and 2004, FTHC's maximum exposure to loss resulting from LIHTC investments was $106.7 million and $112.9 million, respectively. This represents the investment value of $102.6 million and $106.3 million included in “Other assets” on the Consolidated Statements of Condition and unfunded commitments of $4.1 million and $6.6 million on December 31, 2005 and 2004, respectively.

108	First Horizon National Corporation

Note 26 ❑ Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	December 31

(Dollars in thousands)	2005	2004

Assets:
Cash	$305	$46
Securities purchased from subsidiary bank under agreements to resell	143,183	148,393

Total cash and cash equivalents	143,488	148,439
Investment in bank time deposits	16,477	30,777
Securities available for sale	29,197	32,976
Notes receivable	3,700	-
Investments in subsidiaries:
Bank	2,558,271	2,306,458
Non-bank	34,131	34,239
Other assets	272,958	249,683

Total assets	$3,058,222	$2,802,572

Liabilities and shareholders' equity:
Commercial paper and other short-term borrowings	$10,695	$23,712
Accrued employee benefits and other liabilities	307,424	278,834
Term borrowings	427,792	459,043

Total liabilities	745,911	761,589
Shareholders' equity	2,312,311	2,040,983

Total liabilities and shareholders' equity	$3,058,222	$2,802,572

Statements of Income	Year Ended December 31

(Dollars in thousands)	2005	2004	2003

Dividend income:
Bank	$220,065	$110,109	$272,987
Non-bank	5,484	9,059	8,545

Total dividend income	225,549	119,168	281,532
Interest income	4,096	3,816	3,848
Other income	164	4,801	686

Total income	229,809	127,785	286,066

Interest expense:
Short-term debt	487	252	314
Term borrowings	21,243	13,581	15,352

Total interest expense	21,730	13,833	15,666
Compensation, employee benefits and other expense	40,642	28,944	59,863

Total expense	62,372	42,777	75,529

Income before income taxes and equity in undistributed net income of subsidiaries	167,437	85,008	210,537
Income tax benefit	(33,172)	(20,899)	(34,125)

Income before equity in undistributed net income of subsidiaries	200,609	105,907	244,662
Equity in undistributed net income/(loss) of subsidiaries:
Bank	236,525	349,999	229,404
Non-bank	866	(1,498)	(757)

Net income	$438,000	$454,408	$473,309

First Horizon National Corporation	109

Note 26 ❑ Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31

(Dollars in thousands)	2005	2004	2003

Operating activities:
Net income	$438,000	$454,408	$473,309
Less undistributed net income of subsidiaries	237,391	348,501	228,647

Income before undistributed net income of subsidiaries	200,609	105,907	244,662
Adjustments to reconcile income to net cash provided by operating activities:
Deferred income tax provision/(benefit)	2,572	(10,657)	(319)
Depreciation and amortization	10,886	5,122	9,182
Loss on debt purchase	-	-	5,766
Loss/(gain) on sale of securities	641	(2,408)	(284)
Net increase in interest receivable and other assets	(28,890)	(63,809)	(116,934)
Net increase in interest payable and other liabilities	19,523	69,293	108,740

Total adjustments	4,732	(2,459)	6,151

Net cash provided by operating activities	205,341	103,448	250,813

Investing activities:
Securities:
Sales and prepayments	62	20,926	356
Purchases	(175)	(190)	(362)
Decrease/(increase) in investment in bank time deposits	14,300	123,190	(56,000)
Proceeds from sale of a subsidiary	-	-	49,833
Return on investment in subsidiary	1,290	5,005	1,614
Cash investments in subsidiaries	(16,632)	(10,000)	(1,930)

Net cash (used)/provided by investing activities	(1,155)	138,931	(6,489)

Financing activities:
Common stock:
Exercise of stock options	41,289	67,935	77,591
Cash dividends	(214,024)	(198,495)	(150,863)
Repurchase of shares	(488)	(184,224)	(209,263)
Term borrowings:
Payment	(22,897)	(9,500)	(57,739)
Issuance	-	204,186	99,350
(Decrease)/increase in short-term borrowings	(13,017)	(8,081)	4,098

Net cash used by financing activities	(209,137)	(128,179)	(236,826)

Net (decrease)/increase in cash and cash equivalents	(4,951)	114,200	7,498

Cash and cash equivalents at beginning of year	148,439	34,239	26,741

Cash and cash equivalents at end of year	$143,488	$148,439	$34,239

Total interest paid	$20,977	$11,132	$15,326
Total income taxes paid	171,930	159,700	133,950

110	First Horizon National Corporation

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

							Growth Rates (%)
(Dollars in millions except per share data)	2005	2004	2003	2002	2001	2000	05/04		05/00*

Interest income:
Interest and fees on loans	$1,133.5	$774.7	$657.6	$666.0	$811.7	$915.0	46.3	+	4.4	+
Investment securities	124.5	104.2	111.2	143.0	168.2	198.8	19.5	+	8.9	-
Loans held for sale	377.9	226.8	229.1	184.0	165.9	197.3	66.6	+	13.9	+
Trading securities inventory	138.5	53.4	50.5	43.7	48.6	34.4	159.4	+	32.1	+
Other earning assets	65.8	7.7	5.0	5.5	7.1	20.1	754.5	+	26.8	+

Total interest income	1,840.2	1,166.8	1,053.4	1,042.2	1,201.5	1,365.6	57.7	+	6.1	+

Interest expense:
Deposits:
Savings	.4	.4	.8	2.2	3.8	5.5	-		40.8	-
Checking interest and money market	59.5	24.0	22.8	37.1	84.9	110.8	147.9	+	11.7	-
Certificates of deposit under $100,000 and other time	79.0	60.1	57.1	71.2	111.1	129.2	31.4	+	9.4	-
Certificates of deposit $100,000 and more	364.0	108.0	69.4	79.8	137.1	254.9	237.0	+	7.4	+
Trading liabilities	80.2	20.0	22.1	16.0	10.1	11.8	301.0	+	46.7	+
Short-term borrowings	171.9	47.8	40.0	51.7	135.4	228.2	259.6	+	5.5	-
Term borrowings	101.1	50.2	35.4	28.6	30.2	24.3	101.4	+	33.0	+

Total interest expense	856.1	310.5	247.6	286.6	512.6	764.7	175.7	+	2.3	+

Net interest income	984.1	856.3	805.8	755.6	688.9	600.9	14.9	+	10.4	+
Provision for loan losses	67.7	48.3	86.7	92.2	93.2	67.5	40.2	+	.1	+

Net interest income after provision	916.4	808.0	719.1	663.4	595.7	533.4	13.4	+	11.4	+

Noninterest income:
Mortgage banking	482.9	444.8	649.5	436.7	285.0	122.5	8.6	+	31.6	+
Capital markets	353.0	376.5	538.9	448.0	344.3	118.7	6.3	-	24.4	+
Deposit transactions and cash management	156.2	148.5	146.7	143.3	133.6	116.1	5.2	+	6.1	+
Merchant processing	88.6	75.1	57.6	48.4	45.4	48.2	18.0	+	12.9	+
Insurance commissions	54.1	56.1	57.8	50.4	16.8	12.2	3.6	-	34.7	+
Revenue from loan sales and securitizations	47.6	23.1	-	-	-	-	105.8	+	NM
Trust services and investment management	44.6	47.3	45.9	48.4	56.7	65.8	5.6	-	7.5	-
Gains on divestitures	7.0	7.0	22.5	4.6	80.4	157.6	NM		NM
Equity securities (losses)/gains, net	(.6)	2.0	8.5	(9.4)	(3.3)	.8	NM		NM
Debt securities gains/(losses), net	-	18.7	(6.1)	.2	(1.0)	(5.0)	NM		NM
All other income	166.3	164.0	146.3	141.3	137.1	160.2	1.4	+	.8	+

Total noninterest income	1,399.7	1,363.1	1,667.6	1,311.9	1,095.0	797.1	2.7	+	11.9	+

Adjusted gross income after provision	2,316.1	2,171.1	2,386.7	1,975.3	1,690.7	1,330.5	6.7	+	11.7	+

Noninterest expense:
Employee compensation, incentives and benefits	998.2	915.0	995.6	830.6	670.9	508.3	9.1	+	14.4	+
Occupancy	106.0	89.4	83.6	76.7	69.1	80.5	18.6	+	5.7	+
Operations services	79.6	67.5	67.9	60.2	59.6	70.9	17.8	+	2.3	+
Equipment rentals, depreciation and maintenance	77.1	72.7	69.0	68.7	74.1	68.2	6.1	+	2.5	+
Communications and courier	56.1	49.6	50.5	45.1	42.2	41.9	13.1	+	6.0	+
Amortization of intangible assets	13.7	9.5	8.0	6.2	10.8	11.7	43.9	+	3.2	+
All other expense	340.2	300.6	393.1	329.7	275.4	212.0	13.2	+	9.9	+

Total noninterest expense	1,670.9	1,504.3	1,667.7	1,417.2	1,202.1	993.5	11.1	+	11.0	+

Income before income taxes	645.2	666.8	719.0	558.1	488.6	337.0	3.2	-	13.9	+
Provision for income taxes	204.1	212.4	245.7	181.6	162.2	104.4	3.9	-	14.3	+

Income before cumulative effect of changes in accounting principle	441.1	454.4	473.3	376.5	326.4	232.6	2.9	-	13.7	+
Cumulative effect of changes in accounting principle, net of tax	(3.1)	-	-	-	(8.2)	-	NM		NM

Net income	$438.0	$454.4	$473.3	$376.5	$318.2	$232.6	3.6	-	13.5	+

Fully taxable equivalent adjustment	$1.1	$1.1	$1.3	$1.5	$2.1	$2.6	-		15.8	-

Earnings per common share before cumulative effect of changes in accounting principle	$3.52	$3.64	$3.73	$2.97	$2.55	$1.79	3.3	-	14.5	+

Earnings per common share	$3.49	$3.64	$3.73	$2.97	$2.49	$1.79	4.1	-	14.3	+

Diluted earnings per common share before cumulative effect of changes in accounting principle	$3.42	$3.54	$3.62	$2.89	$2.48	$1.77	3.4	-	14.1	+

Diluted earnings per common share	$3.40	$3.54	$3.62	$2.89	$2.42	$1.77	4.0	-	13.9	+

* Compound annual growth rate.
Certain previously reported amounts have been reclassified to agree with current presentation.
NM - Due to the variable nature of these items the growth rate is considered to be not meaningful.

First Horizon National Corporation	111

CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES (Unaudited)

	2005			2004			Average Balance Growth (%)
(Fully taxable equivalent) (Dollars in millions)	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	05/04

Assets:
Earning assets:
Loans, net of unearned income**	$18,294.4	$1,133.9	6.20%	$15,384.6	$775.1	5.04%	18.9	+
Loans held for sale	6,020.4	377.9	6.28	4,179.4	226.8	5.43	44.0	+
Investment securities:
U.S. Treasuries	41.7	1.1	2.57	48.4	.8	1.67	13.8	-
U.S. government agencies	2,635.3	115.1	4.37	2,194.9	95.6	4.35	20.1	+
States and municipalities	4.7	.2	5.01	10.8	.7	6.52	56.5	-
Other	198.3	8.7	4.39	195.0	7.7	3.96	1.7	+

Total investment securities	2,880.0	125.1	4.34	2,449.1	104.8	4.28	17.6	+

Capital markets securities inventory	2,155.6	101.4	4.70	753.1	26.8	3.56	186.2	+
Mortgage banking trading securities	303.5	37.2	12.27	221.3	26.7	12.05	37.1	+
Other earning assets:
Federal funds sold and securities purchased under agreements to resell	2,288.0	65.5	2.86	722.2	7.6	1.06	216.8	+
Investment in bank time deposits	8.1	.3	3.47	8.6	.1	1.04	5.8	-

Total other earning assets	2,296.1	65.8	2.87	730.8	7.7	1.06	214.2	+

Total earning assets	31,950.0	1,841.3	5.76	23,718.3	1,167.9	4.92	34.7	+
Allowance for loan losses	(175.3)			(165.2)			6.1	+
Cash and due from banks	752.2			739.2			1.8	+
Capital markets receivables	574.0			212.2			170.5	+
Premises and equipment, net	394.2			364.4			8.2	+
Other assets	3,065.3			2,436.9			25.8	+

Total assets/Interest income	$36,560.4	$1,841.3		$27,305.8	$1,167.9		33.9	+

Liabilities and shareholders' equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	$290.8	$.4	.14%	$293.8	$.4	.14%	1.0	-
Checking interest and money market	4,322.8	59.5	1.38	3,846.1	24.0	.62	12.4	+
Certificates of deposit under $100,000 and other time	2,242.8	79.0	3.52	1,947.0	60.1	3.08	15.2	+

Total interest-bearing core deposits	6,856.4	138.9	2.03	6,086.9	84.5	1.39	12.6	+
Certificates of deposit $100,000 and more	10,896.3	364.0	3.34	6,875.3	108.0	1.57	58.5	+
Federal funds purchased and securities sold under agreements to repurchase	4,582.2	136.6	2.98	3,685.2	45.1	1.22	24.3	+
Capital markets trading liabilities	1,519.3	80.2	5.28	527.0	20.0	3.80	188.3	+
Commercial paper and other short-term borrowings	994.8	35.3	3.55	136.7	2.7	1.96	627.7	+
Term borrowings	2,560.1	101.1	3.96	2,248.0	50.2	2.24	13.9	+

Total interest-bearing liabilities	27,409.1	856.1	3.12	19,559.1	310.5	1.59	40.1	+
Demand deposits	1,896.1			1,805.6			5.0	+
Other noninterest-bearing deposits	3,367.0			2,867.7			17.4	+
Capital markets payables	404.0			174.9			131.0	+
Other liabilities	1,110.9			992.5			11.9	+
Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures (Note 11)	-			-			-
Preferred stock of subsidiary (Note 12)	229.9			.5			NM
Shareholders' equity	2,143.4			1,905.5			12.5	+

Total liabilities and shareholders' equity/Interest expense	$36,560.4	$856.1		$27,305.8	$310.5		33.9	+

Net interest income-tax equivalent basis/Yield		$985.2	3.08%		$857.4	3.62%
Fully taxable equivalent adjustment		(1.1)			(1.1)

Net interest income		$984.1			$856.3

Net interest spread			2.64%			3.33%
Effect of interest-free sources used to fund earning assets			.44			.29

Net interest margin			3.08%			3.62%

Certain previously reported amounts have been reclassified to agree with current presentation.
Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income.
Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

112	First Horizon National Corporation

2003			2002			2001			2000			Average Balance Growth (%)
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	05/00*

$12,656.3	$658.1	5.20%	$10,634.5	$666.6	6.27%	$10,104.3	$812.5	8.04%	$9,932.0	$915.9	9.22%	13.0	+
4,420.7	229.1	5.18	3,024.2	184.0	6.09	2,388.0	165.9	6.95	2,450.8	197.3	8.05	19.7	+
45.3	.7	1.62	55.5	1.7	3.04	31.5	1.6	4.98	33.0	2.1	6.41	4.8	+
2,107.6	88.7	4.21	1,819.7	106.8	5.87	1,781.0	116.5	6.54	1,734.7	117.7	6.78	8.7	+
22.1	1.5	6.80	34.9	2.5	7.30	50.8	3.8	7.53	48.7	3.6	7.49	37.4	-
369.9	21.0	5.69	556.3	32.8	5.89	732.0	47.5	6.49	1,046.3	76.8	7.34	28.3	-

2,544.9	111.9	4.40	2,466.4	143.8	5.83	2,595.3	169.4	6.53	2,862.7	200.2	6.99	.1	+

894.3	33.7	3.76	734.4	31.2	4.25	681.9	36.6	5.37	519.5	34.7	6.68	32.9	+
154.7	16.9	10.94	131.3	12.6	9.55	127.5	12.1	9.48	-	-	-	N/A
656.3	4.9	.75	404.8	5.4	1.35	226.5	7.0	3.07	328.4	20.0	6.10	47.4	+
1.7	.1	.82	1.8	.1	2.07	1.9	.1	6.56	2.1	.1	5.07	31.0	+

658.0	5.0	.75	406.6	5.5	1.35	228.4	7.1	3.10	330.5	20.1	6.09	47.4	+

21,328.9	1,054.7	4.94	17,397.4	1,043.7	6.00	16,125.4	1,203.6	7.46	16,095.5	1,368.2	8.50	14.7	+
(160.3)			(151.2)			(145.2)			(140.0)			4.6	+
748.3			775.3			756.5			815.8			1.6	-
460.1			256.2			208.2			56.6			58.9	+
300.7			246.3			268.7			294.6			6.0	+
2,455.9			2,180.0			2,013.6			2,202.8			6.8	+

$25,133.6	$1,054.7		$20,704.0	$1,043.7		$19,227.2	$1,203.6		$19,325.3	$1,368.2		13.6	+

$306.1	$.8	.27%	$302.7	$2.2	.72%	$304.4	$3.8	1.26%	$337.4	$5.5	1.64%	2.9	-
3,659.7	22.8	.62	3,557.5	37.1	1.04	3,548.2	84.9	2.39	3,371.5	110.8	3.29	5.1	+
1,866.3	57.1	3.06	1,937.1	71.2	3.68	2,092.3	111.1	5.31	2,310.3	129.2	5.59	.6	-

5,832.1	80.7	1.38	5,797.3	110.5	1.91	5,944.9	199.8	3.36	6,019.2	245.5	4.08	2.6	+
5,165.5	69.4	1.34	3,843.0	79.8	2.08	3,142.7	137.1	4.36	3,959.7	254.9	6.44	22.4	+
3,712.7	36.9	.99	3,134.3	45.5	1.45	3,162.7	115.6	3.66	2,899.4	169.4	5.84	9.6	+
547.1	22.1	4.04	360.3	16.0	4.44	190.2	10.1	5.34	177.1	11.8	6.64	53.7	+
151.1	3.1	2.06	177.1	6.2	3.50	375.1	19.8	5.27	873.3	58.8	6.74	2.6	+
1,342.9	35.4	2.64	685.5	28.6	4.17	521.5	30.2	5.79	384.3	24.3	6.34	46.1	+

16,751.4	247.6	1.48	13,997.5	286.6	2.05	13,337.1	512.6	3.84	14,313.0	764.7	5.34	13.9	+
2,076.0			1,882.0			1,660.7			1,759.2			1.5	+
3,038.0			2,152.5			1,792.3			1,193.9			23.0	+
401.5			193.4			182.7			56.3			48.3	+
944.1			766.0			709.1			618.8			12.4	+
100.0			100.0			100.0			100.0			100.0	-
22.2			44.3			44.0			7.5			98.3	+
1,800.4			1,568.3			1,401.3			1,276.6			10.9	+

$25,133.6	$247.6		$20,704.0	$286.6		$19,227.2	$512.6		$19,325.3	$764.7		13.6	+

	$807.1	3.78%		$757.1	4.35%		$691.0	4.29%		$603.5	3.75%
	(1.3)			(1.5)			(2.1)			(2.6)

	$805.8			$755.6			$688.9			$600.9

		3.46%			3.95%			3.62%			3.16%
		.32			.40			.67			.59

		3.78%			4.35%			4.29%			3.75%

* Compound annual growth rate
** Includes loans on nonaccrual status.
NM – The growth rate is considered to be not meaningful.

First Horizon National Corporation	113

Notwithstanding anything to the contrary set forth in any of our filings with the Securities and Exchange Commission under the securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including the annual report on Form 10-K or the proxy statement, in whole or in part, the following “Information Concerning Certain Officer Certifications” is not a component of any such filings and shall not be incorporated by reference into any such filings. It is disclosed in our annual report to shareholders and accompanies our proxy statement in accordance with applicable rules of the New York Stock Exchange.

Information Concerning Certain Officer Certifications

Our chief executive officer and our chief financial officer each year make certain certifications that are included as Exhibits 31(a) and 31(b) to our annual report on Form 10-K which is filed with the Securities and Exchange Commission.

A copy of our most recent annual report on Form 10-K, including the financial statements and schedules thereto, is available free of charge to each shareholder of record upon written request to the treasurer, First Horizon National Corporation, P.O. Box 84, Memphis, Tennessee 38101. Each such written request must set forth a good faith representation that as of the record date specified in the notice of our 2006 annual shareholders meeting the person making the request was a beneficial owner of a security entitled to vote at the annual meeting of shareholders. The exhibits to the annual report on Form 10-K also will be supplied upon written request to the treasurer and payment to us of the cost of furnishing the requested exhibit or exhibits. That report (including Exhibits 31(a) and 31(b)) also is available to the public without charge through the U.S. Securities and Exchange Commission's website at www.sec.gov.

In addition, shortly after our 2005 shareholders meeting, our chief executive officer submitted a certification to the New York Stock Exchange concerning our compliance with certain listing requirements related to corporate governance. That certification contained no qualifications.

114	First Horizon National Corporation