Form 10-K, Exhibit 13
period 2006-12-31
FIRST HORIZON NATIONAL CORP
filed 2007-02-28
CIK 36966

FINANCIAL INFORMATION AND DISCUSSION

TABLE OF CONTENTS

Selected Financial and Operating Data	2
Management's Discussion and Analysis of Results of Operations and Financial Condition
General Information	3
Forward-Looking Statements	3
Financial Summary	4
Business Line Review	5
Income Statement Review - 2006 compared to 2005	7
Statement of Condition Review - 2006 compared to 2005	16
Income Statement Review - 2005 compared to 2004	20
Statement of Condition Review - 2005 compared to 2004	21
Capital	21
Risk Management	23
Critical Accounting Policies	38
Quarterly Financial Information	47
Accounting Changes	47
Glossary of Selected Financial Terms	50
Report of Management on Internal Control over Financial Reporting	53
Reports of Independent Registered Public Accounting Firm	54
Consolidated Statements of Condition	57
Consolidated Statements of Income	58
Consolidated Statements of Shareholders' Equity	59
Consolidated Statements of Cash Flows	60
Notes to Consolidated Financial Statements	61
Consolidated Historical Statements of Income	118
Consolidated Average Balance Sheets and Related Yields and Rates	119
Information Concerning Certain Officer Certifications	121
Total Shareholder Return Performance Graph	122

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2006		2005		2004		2003		2002		2001

Income from continuing operations	$250.8		$410.7		$430.1		$445.2		$355.3		$286.1
Income from discontinued operations, net of tax	210.8		17.1		15.6		7.4		6.6		8.9
Income before cumulative effect of changes in accounting principle	461.6		427.8		445.7		452.6		361.9		295.0
Cumulative effect of changes in accounting principle, net of tax	1.3		(3.1)		—		—		—		(8.2)
Net income	462.9		424.7		445.7		452.6		361.9		286.8

Common Stock Data
Earnings per common share from continuing operations	$2.02		$3.27		$3.45		$3.51		$2.80		$2.24
Earnings per common share before cumulative effect of changes in accounting principle	3.71		3.41		3.57		3.57		2.86		2.31
Earnings per common share	3.72		3.38		3.57		3.57		2.86		2.24
Diluted earnings per common share from continuing operations	1.96		3.17		3.35		3.40		2.73		2.17
Diluted earnings per common share before cumulative effect of changes in accounting principle	3.61		3.31		3.47		3.46		2.78		2.24
Diluted earnings per common share	3.62		3.28		3.47		3.46		2.78		2.18
Cash dividends declared per common share	1.80		1.74		1.63		1.30		1.05		.91
Year-end book value per common share	19.61		18.46		16.66		15.26		13.56		11.83
Closing price of common stock per share:
High	42.76		44.55		48.01		47.98		40.45		37.25
Low	37.20		35.13		41.59		36.14		30.05		27.38
Year-end	41.78		38.44		43.11		44.10		35.94		36.26
Dividends per common share/year-end closing price	4.3%		4.5%		3.8%		2.9%		2.9%		2.5%
Dividends per common share/diluted earnings per common share	49.7		53.0		47.0		37.6		37.8		41.7
Price/earnings ratio	11.5	x	11.7	x	12.4	x	12.7	x	12.9	x	16.6	x
Market capitalization	$5,246.4		$4,888.7		$5,368.0		$5,552.0		$4,553.9		$4,597.0
Average shares (thousands)	124,453		125,475		124,730		126,765		126,714		127,777
Average diluted shares (thousands)	127,917		129,364		128,436		130,876		130,221		131,538
Period-end shares outstanding (thousands)	124,866		126,222		123,532		124,834		125,600		125,865
Volume of shares traded (thousands)	176,158		162,220		173,177		176,528		139,946		110,154

Selected Average Balances
Total assets	$38,764.6		$36,560.4		$27,305.8		$25,133.6		$20,704.0		$19,227.2
Total loans*	21,504.2		18,334.7		15,440.5		12,679.8		10,645.6		10,118.8
Investment securities	3,451.5		2,880.0		2,449.1		2,544.9		2,466.4		2,595.3
Earning assets	34,012.3		31,950.0		23,718.3		21,328.9		17,397.4		16,125.4
Deposits	22,751.7		23,015.8		17,635.5		16,111.6		13,674.8		12,540.6
Long-term debt	5,062.4		2,560.1		2,248.0		1,342.9		685.5		521.5
Shareholders’ equity	2,423.0		2,177.0		1,937.7		1,829.4		1,592.5		1,423.0

Selected Period-End Balances
Total assets	$37,918.3		$36,579.1		$29,771.7		$24,506.7		$23,823.1		$20,621.6
Total loans*	22,104.9		20,612.0		16,441.9		14,021.3		11,369.8		10,291.9
Investment securities	3,890.4		2,912.5		2,681.0		2,470.4		2,700.3		2,525.9
Earning assets	32,320.2		31,578.0		25,952.3		20,621.1		19,999.8		17,085.7
Deposits	20,213.2		23,317.6		19,757.0		15,855.4		16,149.8		13,842.8
Long-term debt	5,836.4		3,437.6		2,616.4		1,726.8		929.7		550.4
Shareholders’ equity	2,462.4		2,347.5		2,074.1		1,921.6		1,717.9		1,499.5

Selected Ratios
Return on average shareholders’ equity from continuing operations	10.35%		18.87%		22.19%		24.34%		22.31%		20.10%
Return on average shareholders’ equity before cumulative effect of changes in accounting principle	19.05		19.65		23.00		24.74		22.73		20.73
Return on average shareholders’ equity	19.11		19.51		23.00		24.74		22.73		20.16
Return on average assets from continuing operations	.65		1.12		1.58		1.77		1.72		1.49
Return on average assets before cumulative effect of changes in accounting principle	1.19		1.17		1.63		1.80		1.75		1.53
Return on average assets	1.19		1.16		1.63		1.80		1.75		1.49
Net interest margin	2.93		3.08		3.62		3.78		4.35		4.29
Allowance for loan losses to loans*	.98		.92		.96		1.15		1.27		1.46
Net charge-offs to average loans*	.26		.21		.27		.54		.93		.80
Period-end shareholders’ equity to period-end assets	6.49		6.42		6.97		7.84		7.21		7.27
Average tangible equity to average tangible assets	5.39		4.97		6.36		6.48		6.82		6.77

* Net of unearned income.
See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

GENERAL INFORMATION

First Horizon National Corporation (FHN) is a national financial services institution. From a small community bank chartered in 1864, FHN has grown to be one of the top 30 largest bank holding companies in the United States in terms of asset size.

The 12,000 employees provide a broad array of financial services to individual and business customers through hundreds of offices located in 46 states.

FHN companies have been recognized as some of the nation’s best employers by AARP, Working Mother and Fortune magazines. FHN also was named one of the nation’s 100 best corporate citizens by Business Ethics magazine.

FHN provides a broad array of financial services to its customers through three national businesses. The combined strengths of our businesses create an extensive range of financial products and services. In addition, the corporate segment provides essential support within the corporation.

•

Retail/Commercial Banking offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, the retail/commercial bank provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, check clearing, and correspondent services.

•

Mortgage Banking helps provide home ownership through First Horizon Home Loans, which operates offices in 45 states and is one of the top 20 mortgage servicers and top 25 originators of mortgage loans to consumers. This segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses.

•

Capital Markets provides a broad spectrum of financial services for the investment and banking communities through the integration of capital markets securities activities, equity research and investment banking.

•

Corporate consists of unallocated corporate expenses, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, and venture capital.

For the purpose of this management’s discussion and analysis (MD&A), earning assets have been expressed as averages, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying consolidated financial statements and notes. A glossary is included at the end of the MD&A to assist with terminology.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond a company’s control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, general and local economic and business conditions; expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve (which can have a significant impact on a financial services institution); market and monetary fluctuations; inflation or deflation; customer and investor responses to these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness of FHN’s hedging practices; technology; demand for FHN’s product offerings; new products and services in the industries in which FHN operates; and critical accounting estimates. Other factors are those inherent in originating and servicing loans including prepayment risks, pricing concessions, fluctuation in U.S. housing prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, and other regulators; regulatory and judicial proceedings and changes in laws and regulations applicable to FHN; and FHN’s success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ. FHN assumes no obligation to update any forward-looking statements that are made from time to time. Actual results could differ because of several factors, including those presented in this Forward-Looking Statements section.

FINANCIAL SUMMARY

Earnings for 2006 were $462.9 million, or $3.62 diluted earnings per share. Earnings for 2005 were $424.7 million, or $3.28 diluted earnings per share.

Comparisons between earnings in 2006 and 2005 are directly and significantly affected by a number of factors that were present in 2006 but not present (or present to a much lesser degree) in 2005. FHN’s performance in 2006 was impacted by a gain related to the divestiture of merchant processing operations and transactions through which the incremental capital provided by the divestiture was utilized. Additionally, performance in 2006 was impacted by estimated settlement costs related to a class action lawsuit, various other transactions and accounting matters.

On March 1, 2006, FHN sold its national merchant processing business for an after-tax gain of $209 million. This divestiture was accounted for as a discontinued operation, and accordingly, current and prior periods were adjusted to exclude the impact of merchant operations from the results of continuing operations. In tandem with the merchant sale, FHN purchased 4 million shares of its common stock to minimize the potentially dilutive effect of the merchant divestiture on future earnings per share. Also included in results from continuing operations are net securities losses of $65.6 million, predominantly related to repositioning approximately $2.3 billion of investment securities, net of gains from the sale of MasterCard, Inc. securities and venture capital investments.

Various other items impacted results from continuing operations in 2006, including estimated settlement costs of $21.9 million for a class action lawsuit (see also Note 18 – Restrictions, Contingencies and Other Disclosures for additional detail). In addition, revenues in 2006 were negatively impacted by a $15.6 million cumulative adjustment related to derivative transactions used in hedging strategies to manage interest rate risk that management determined did not qualify for hedge accounting under the “short cut” method (see also Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional detail). A pre-tax loss of $12.7 million was recognized from the sale of home equity lines of credit (HELOC) upon which the borrower had not drawn funds. The loss represented deferred loan origination costs, generally recognized over the life of the loan, which were recognized when the line of credit was sold. Retail/Commercial banking experienced losses due to certain misrepresentations within the construction lending business and due to a customer initiated deposit scheme in the full-service banking markets. Mortgage banking experienced foreclosure losses and other expenses related to nonprime mortgage loans. In addition, expenses associated with devaluing inventories, consolidating operations and closing offices, incremental expenditures on technology and compensation expense related to early retirement, severance and retention were recognized in 2006 but will reduce costs and should improve performance going forward. 2006 earnings also included a favorable impact of $1.3 million, or $.01 per diluted share from the cumulative effect of changes in accounting principles compared to an unfavorable impact of $3.1 million, or $.03 per diluted share in 2005.

Business operations reflected continued progress within Retail/Commercial Banking with loan growth of 16 percent and deposit growth of 9 percent compared to 2005. This was achieved through growth within the Tennessee banking franchise and continued expansion into new markets. FHN’s leading market position in Tennessee has grown through the addition of financial centers and successful marketing to customers of merging banks.

Additionally, national expansion continues to favorably impact the bank’s performance through successful cross-sell penetration to mortgage customers and growth of the banking franchise in national markets.

Capital Markets continued its product diversification in 2006 and increased revenues from products other than fixed income by $52.2 million. Pre-tax income increased 81 percent despite lower revenues from fixed income sales, which continued to reflect the subdued demand for fixed income products associated with the current interest rate environment. Capital Markets began to implement measures in fourth quarter 2006 to improve the long-term positioning and profitability of its business including reorganizing the fixed income sales force and restructuring certain trading platforms.

Additionally, the interest rate environment and housing slow-down negatively impacted Mortgage Banking results in 2006 which produced only 1 percent of pre-tax income in 2006 compared to 31 percent in 2005. During 2006 management has focused on consolidating Mortgage Banking’s sales management structure, closing unprofitable locations, and reducing non-sales headcount in order to position the business for increased profitability in 2007.

Return on average shareholders’ equity and return on average assets for 2006 were 19.1 percent and 1.19 percent, respectively, compared to 19.5 percent and 1.16 percent in 2005. Total assets were $37.9 billion and shareholders’ equity was $2.5 billion on December 31, 2006, compared to $36.6 billion and $2.3 billion, respectively, on December 31, 2005.

BUSINESS LINE REVIEW

Retail/Commercial Banking
Pre-tax income decreased 2 percent to $434.1 million in 2006 compared to $442.7 million in 2005. Total revenues increased 6 percent, or $73.6 million, in 2006.

Net interest income increased 6 percent to $915.5 million in 2006 from $862.4 million in 2005. The increase in net interest income is primarily attributable to 16 percent loan growth, with commercial loans growing 19 percent to $10.4 billion from $8.7 billion and retail loans growing 14 percent to $10.8 billion from $9.5 billion, reflecting increased market share in Tennessee, expansion into other markets, the addition of middle market lending to the Atlanta, Dallas and Virginia markets, and continued economic growth. Deposit account balances increased 9 percent compared to 2005. Net interest margin in Retail/Commercial Banking was 4.21 percent in 2006 compared to 4.30 percent in 2005.

Noninterest income grew 5 percent, or $20.6 million, in 2006. Fees from deposit service charges increased 8 percent, or $12.3 million, primarily reflecting deposit growth. Revenue from loan sales and securitizations increased $4.0 million as FHN continues to utilize loan sales to manage liquidity and fund new loan growth. Also impacting noninterest income in 2006 were $6.2 million of unfavorable market adjustments on HELOC and second-lien mortgages held for sale compared to a negative impact of $16.2 million in 2005, which primarily resulted from the write-off of net capitalized expenses on HELOC held for sale as they prepaid faster than anticipated. Noninterest income from insurance commissions declined $7.4 million primarily due to the sale of two insurance subsidiaries in 2006, which resulted in a gain of $2.6 million. In 2005, gains of $7.0 million resulted from the sale of three financial centers.

The provision for loan losses increased to $83.2 million in 2006 from $67.1 million in 2005. The provision for 2005 included $3.8 million related to expected hurricane losses. This increase primarily reflects continued growth of the commercial and construction loan portfolios, the increase in the level of impaired loans in the commercial and construction loan portfolios and an expectation of slowing economic growth.

Noninterest expense was $839.5 million in 2006 compared to $773.4 million in 2005 reflecting losses due to certain misrepresentations within the construction lending business and due to a customer initiated deposit scheme in the full-service banking markets, costs associated with inventory valuation and closing of retail sites in the coin commodity business; incremental costs associated with national businesses; consolidation of remittance processing operations and office closings; and early retirement and severance costs.

Mortgage Banking
Pre-tax income was $1.9 million in 2006 compared to $187.2 million in 2005. Total revenues decreased 27 percent or $174.0 million in 2006 to $476.9 million.

Net interest income decreased 38 percent to $91.7 million in 2006 from $147.5 million in 2005. Net interest income was negatively impacted by a 16 percent decline in the warehouse and the flattening and inversion of the yield curve which resulted in compression of the spread on the warehouse. Spread on the warehouse was 1.42 percent in 2006 compared to 2.47 percent for 2005.

Noninterest income decreased 23 percent to $385.2 million in 2006 compared to $503.4 million in 2005. Noninterest income consists primarily of mortgage banking-related revenue, net of costs, from the origination and sale of mortgage loans, fees from mortgage servicing and changes in fair value of mortgage servicing rights (MSR) net of hedge gains or losses. Mortgage servicing noninterest income, prior to the adoption of Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (SFAS No. 156) in first quarter 2006, was net of amortization, impairment and other expenses related to MSR and related hedges. Subsequent to the adoption of SFAS No. 156, mortgage servicing noninterest income reflects the change in fair value of the MSR asset combined with net economic hedging results.

Mortgage loan origination volumes decreased 24 percent to $27.1 billion in 2006 from $35.7 billion in 2005, as home purchase-related originations declined 19 percent, or $4.0 billion, and refinance activity decreased 31 percent, or $4.6 billion. Loans delivered into the secondary market decreased 22 percent to $26.9 billion from $34.6 billion. Net revenue from origination activity decreased 22 percent to $308.1 million from $395.4 million in 2005.

The mortgage-servicing portfolio (which includes servicing for ourselves and others) grew 6 percent to $101.4 billion on December 31, 2006, from $95.3 billion on December 31, 2005. Total fees associated with mortgage servicing increased 17 percent to $328.3 million from $280.2 million, reflecting growth in the servicing portfolio, including lower prepayment activity, and the favorable impact of an increase in the mix of higher fee products. Servicing hedging activities and changes in MSR value negatively impacted net servicing revenues by $68.7 million in 2006 as compared to 2005. Changes in the value of MSR due to factors other than runoff net of hedge results reflected a net loss of $7.5 million in 2006 compared to a net gain of $91.0 million in 2005. Specifically, significant flattening of the yield curve reduced net interest income derived from swaps utilized to hedge MSR. Although MSR that prepaid this year were more valuable than a year ago, overall prepayments declined with lower refinance activity, causing the change in MSR value due to runoff to decrease to $258.4 million in 2006 from $271.1 million in 2005. In addition, decreased option expense on servicing hedges resulted in an $18.0 million increase in servicing income compared to 2005.

Noninterest expense was $475.1 million in 2006 compared to $463.1 million in 2005. This increase reflects the unfavorable impacts of estimated settlement costs of $21.9 million for a class action lawsuit, higher level of losses associated with the nonprime origination business and costs associated with branch closings, including lease abandonment and severance expenses. These impacts, however, were largely offset by reductions in personnel expense directly related to the reduction of compensation due to contraction in origination revenue, reductions in support headcount and the closure of unprofitable locations.

Capital Markets
Pre-tax income increased from $26.4 million in 2005 to $47.7 million in 2006. Total revenues were $379.9 million in 2006 compared to $336.6 million in 2005.

Revenues from products other than fixed income increased $52.2 million to $215.2 million in 2006. Revenues from other products include fee income from activities such as structured finance, equity research, investment banking, loan sales, portfolio advisory and the sale of bank-owned life insurance. This increase was primarily due to increased fees from structured finance and other investment banking activities, partially offset by decreases in equity research and loan sales revenues. These other sources of revenue represented 54 percent and 45 percent, respectively, of total product revenues in 2006 and 2005. Revenues from fixed income sales decreased $21.9 million to $180.2 million in 2006 reflecting the continuing subdued demand for fixed income products associated with the current interest rate environment.

Net interest expense decreased $13.1 million, primarily due to improved execution that decreased nonearning asset funding costs and an increase in net earning assets.

Noninterest expense increased 7 percent, or $22.0 million, to $332.2 million in 2006, primarily due to variable compensation related to the increase in product revenues as well as severance and retirement related costs as the business was repositioned to reflect the current environment.

Corporate
The Corporate segment’s results yielded a pre-tax loss of $145.6 million in 2006 compared to a pre-tax loss of $59.6 million in 2005. Net security losses were $65.6 million in 2006, primarily resulting from the restructuring of the investment portfolio in first quarter 2006, net of gains from the sale of MasterCard Inc. securities and venture capital investments, compared to net security losses of $.6 million in 2005. Also impacting 2006 was the negative $15.6 million cumulative impact of derivative transactions used in hedging strategies to manage interest rate risk that management determined did not qualify for hedge accounting under the “short cut” method and an increase of $7.4 million related to dividend expense on $300.0 million of FTBNA’s noncumulative perpetual preferred stock. In addition, revenue included $15.0 million in 2006 and $8.0 million in 2005 related to deferred compensation plans, which was offset by a related $20.4 million in 2006 and $12.7 million in 2005 in expense associated with these plans.

INCOME STATEMENT REVIEW – 2006 COMPARED TO 2005

Total consolidated revenue decreased 6 percent to $2,163.8 million from $2,291.3 million in 2005, primarily due to the contraction in mortgage banking revenue and net securities losses. A more detailed discussion of the major line items follows.

NET INTEREST INCOME
 Net interest income remained stable at $996.9 million in 2006 compared to $984.0 million in 2005 as earning assets grew 6 percent to $34.0 billion and interest-bearing liabilities grew 7 percent to $29.3 billion in 2006. See also the Consolidated Average Balance Sheet and Related Yields and Rates table.

The activity levels and related funding for FHN’s mortgage production and servicing and capital markets activities affect the net interest margin. These activities typically produce different margins than traditional banking activities. Mortgage production and servicing activities can affect the overall margin based on a number of factors, including the shape of the yield curve, the size of the mortgage warehouse, the time it takes to deliver loans into the secondary market, the amount of custodial balances, and the level of MSR. Capital Markets’ activities tend to compress the margin because of its strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result of these impacts, FHN’s consolidated margin cannot be readily compared to that of other bank holding companies. Table 1 details the computation of the net interest margin for FHN for the last three years.

The consolidated net interest margin was 2.93 percent for 2006 compared to 3.08 percent for 2005. This compression in the margin occurred as the net interest spread decreased to 2.31 percent from 2.64 percent in 2005 while the impact of free funding increased from 44 basis points to 62 basis points. The decline in the margin is attributable to an inverted yield curve, which decreased spread on the mortgage warehouse by 105 basis points to 1.42 percent.

Table 1 - Net Interest Margin

	2006	2005	2004

Consolidated yields and rates:
Loans, net of unearned income	7.40%	6.18%	5.02%
Loans held for sale	6.64	6.32	5.50
Investment securities	5.43	4.34	4.28
Capital markets securities inventory	5.33	4.70	3.56
Mortgage banking trading securities	10.84	12.27	12.05
Other earning assets	4.79	2.87	1.06

Yields on earning assets	6.85	5.76	4.92

Interest-bearing core deposits	2.98	2.03	1.39
Certificates of deposit $100,000 and more	5.06	3.34	1.57
Federal funds purchased and securities sold under agreements to repurchase	4.58	2.98	1.22
Capital markets trading liabilities	5.68	5.28	3.80
Commercial paper and other short-term borrowings	5.04	3.55	1.96
Long-term debt	5.55	3.96	2.24

Rates paid on interest-bearing liabilities	4.54	3.12	1.59

Net interest spread	2.31	2.64	3.33
Effect of interest-free sources	.62	.44	.29

FHN - NIM	2.93%	3.08%	3.62%

Certain previously reported amounts have been reclassified to agree with current presentation.

In the near-term, a modest compression of the net interest margin is expected as further inversion of the yield curve generally has a continued unfavorable impact on the net interest margin primarily from narrower spreads on the mortgage warehouse. Over the long term, FHN’s strategies to manage the interest rate sensitivity of the balance sheet position are designed to allow the net interest margin to improve in a steeper yield curve environment. Flattening in the spread between short-term and long-term interest rates generally has an unfavorable impact on net interest margin, primarily from narrower spreads on the mortgage warehouse.

Table 2 shows how the changes in yields or rates and average balances compared to the prior year affected net interest income.

Table 2 - Analysis of Changes in Net Interest Income

	2006 Compared to 2005			2005 Compared to 2004
	Increase / (Decrease) Due to*			Increase / (Decrease) Due to*
(Fully taxable equivalent)
(Dollars in thousands)	Rate**	Volume**	Total	Rate**	Volume**	Total

Interest income - FTE:
Loans	$243,447	$ 214,043	$ 457,490	$199,760	$ 159,060	$358,820
Loans held for sale	18,644	(108,365)	(89,721)	38,095	112,955	151,050
Investment securities:
U.S. Treasury	1,122	489	1,611	391	(125)	266
U.S. government agencies	32,608	25,552	58,160	547	18,978	19,525
States and municipalities	(117)	(93)	(210)	(135)	(333)	(468)
Other	1,168	1,553	2,721	863	130	993

Total investment securities	34,708	27,574	62,282	1,888	18,428	20,316

Capital markets securities inventory	14,265	11,893	26,158	11,064	63,509	74,573
Mortgage banking trading securities	(4,695)	11,161	6,466	563	10,007	10,570
Other earning assets:
Federal funds sold and securities purchased under agreements to resell	37,941	(12,884)	25,057	25,531	32,347	57,878
Investment in bank time deposits	174	1,077	1,251	197	(5)	192

Total other earning assets	38,400	(12,092)	26,308	25,810	32,260	58,070

Total earning assets/total interest income - FTE	364,410	124,573	$488,983	224,523	448,876	$673,399

Interest expense:
Interest-bearing deposits:
Savings	$ 38,057	$ 6,018	$ 44,075	$ 22,994	$ 1,845	$ 24,839
Time deposits	19,529	21,734	41,263	9,261	9,692	18,953
Other interest-bearing deposits	8,326	705	9,031	9,744	884	10,628

Total interest-bearing core deposits	72,380	21,989	94,369	42,761	11,659	54,420

Certificates of deposit $100,000 and more	170,917	(41,723)	129,194	168,797	87,183	255,980
Federal funds purchased and securities sold under agreements to repurchase	72,868	(576)	72,292	78,305	13,201	91,506
Capital markets trading liabilities	5,840	(9,967)	(4,127)	10,401	49,773	60,174
Commercial paper and other short-term borrowings	12,752	(8,065)	4,687	3,787	28,903	32,690
Long-term debt	52,439	127,173	179,612	43,163	7,723	50,886

Total interest-bearing liabilities/total interest expense	412,020	64,007	$476,027	386,333	159,323	$545,656

Net interest income - FTE			$ 12,956			$127,743

*	The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.
**	Variances are computed on a line-by-line basis and are non-additive.
Certain previously reported amounts have been reclassified to agree with current presentation.

NONINTEREST INCOME
Noninterest income contributed 54 percent to total revenue in 2006 compared with 57 percent in 2005. Noninterest income decreased $140.4 million. Impacting this decline were decreases in mortgage banking noninterest income and net securities losses, partially offset by increases in capital markets noninterest income and deposit transactions and cash management fees. Table 3 provides six years of detailed information concerning FHN’s noninterest income. The following discussion provides additional information about various line items reported in the table.

Table 3 - Noninterest Income							Compound Annual Growth Rates (%)

(Dollars in thousands)	2006	2005	2004	2003	2002	2001	06/05		06/01

Noninterest income:
Capital markets	$ 383,047	$ 353,005	$ 376,558	$ 538,919	$ 448,016	$ 344,278	8.5	+	2.2	+
Mortgage banking	370,613	479,619	444,758	649,496	436,706	285,032	22.7	-	5.4	+
Deposit transactions and cash management	168,599	156,190	148,511	146,696	143,308	133,624	7.9	+	4.8	+
Revenue from loan sales and securitizations	51,675	47,575	23,115	—	2,250	—	8.6	+	NM
Insurance commissions	46,632	54,091	56,109	57,811	50,446	16,844	13.8	-	22.6	+
Trust services and investment management	41,514	44,614	47,274	45,873	48,369	56,705	6.9	-	6.0	-
Equity securities gains/(losses), net	10,271	(579)	2,040	8,491	(9,435)	(3,290)	NM		NM
Debt securities (losses)/gains, net	(75,900)	1	18,708	(6,113)	255	(1,041)	NM		NM
Gains on divestitures	—	7,029	1,200	12,498	2,300	60,426	NM		NM
All other income and commissions:
Brokerage management fees and commissions	37,182	30,865	28,590	23,215	20,550	19,053	20.5	+	14.3	+
Bankcard income	26,105	27,136	24,993	22,587	20,290	19,849	3.8	-	5.6	+
Bank-owned life insurance	19,064	16,335	12,842	13,763	12,719	11,910	16.7	+	9.9	+
Remittance processing	14,737	15,411	19,515	23,666	26,016	22,820	4.4	-	8.4	-
Deferred compensation	14,647	7,721	8,633	4,575	—	—	89.7	+	NM
Other service charges	14,561	14,330	11,498	11,720	14,422	17,447	1.6	+	3.6	-
Letter of credit fees	7,271	7,883	6,793	4,944	5,367	4,779	7.8	-	8.8	+
ATM interchange fees	7,091	5,995	4,973	4,113	1,917	320	18.3	+	85.8	+
Reinsurance fees	6,792	5,850	5,913	6,224	6,200	5,384	16.1	+	4.8	+
Check clearing fees	6,385	7,333	10,052	11,839	13,180	11,615	12.9	-	11.3	-
Electronic banking fees	5,975	5,977	6,071	6,311	6,657	6,771	—		2.5	-
Federal flood certifications	4,996	9,359	5,375	4,161	5,555	4,382	46.6	-	2.7	+
Other	5,636	11,516	18,310	8,608	8,014	11,846	51.1	-	13.8	-

Total all other income and commissions	170,442	165,711	163,558	145,726	140,887	136,176	2.9	+	4.6	+

Total noninterest income	$1,166,893	$1,307,256	$1,281,831	$1,599,397	$1,263,102	$1,028,754	10.7	-	2.6	+

NM - Due to the variable nature of these items the growth rate is considered to be not meaningful.
Certain previously reported amounts have been reclassified to agree with current presentation.

Capital Markets
 Capital markets noninterest income, the major component of revenue in the Capital Markets segment, is generated from the purchase and sale of securities as both principal and agent, and from other fee sources including structured finance, equity research, investment banking, loan sales, and portfolio advisory activities. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff. Inventory is hedged to protect against movements in fair value due to changes in interest rates.

Capital markets noninterest income increased to $383.0 million in 2006 from $353.0 million in 2005. Revenues from other products represented 53 percent of total noninterest income in 2006 compared to 43 percent in 2005. These revenues increased $52.0 million primarily due to increased fees from structured finance and investment banking activities, partially offset by decreases in equity research and loan sales revenues. Revenues from fixed income sales decreased $21.9 million from 2005 reflecting the continuing subdued demand for fixed income products associated with the current interest rate environment.

Table 4 - Capital Markets Noninterest Income

				Compound Annual Growth Rates (%)

(Dollars in thousands)	2006	2005	2004	06/05		06/04

Noninterest income:
Fixed income	$180,183	$202,105	$232,917	10.8	-	12.0	-
Other product revenue	202,864	150,900	143,641	34.4	+	18.8	+

Total capital markets noninterest income	$383,047	$353,005	$376,558	8.5	+	.9	+

Mortgage Banking
 First Horizon Home Loans, an indirect subsidiary of FHN, offers residential mortgage banking products and services to customers, which consist primarily of the origination or purchase of single-family residential mortgage loans. First Horizon Home Loans originates mortgage loans through its retail and wholesale operations and also purchases mortgage loans from third-party mortgage bankers (correspondent brokers) for sale to secondary market investors and subsequently services the majority of those loans. Table 5 provides a summary of First Horizon Home Loans’ production/origination of mortgage loans during 2006, 2005 and 2004.

Table 5 - Production/Origination of Mortgage Loans

	2006	2005	2004

Retail channel	57%	57%	57%
Wholesale channel	40	38	36
Correspondent brokers	3	5	7

Mortgage banking noninterest income decreased 23 percent in 2006 to $370.6 million from $479.6 million in 2005 as shown in Table 6.

Origination income includes origination fees, net of costs, gains or losses recognized on loans sold including the capitalized fair value of MSR, and the value recognized on loans in process including results from hedging. Origination fees, net of costs (including incentives and other direct costs), are deferred and included in the basis of the loans in calculating gains and losses upon sale. Gain or loss is recognized due to changes in fair value of an interest rate lock commitment made to the customer. Gains or losses from the sale of loans are recognized at the time a mortgage loan is sold into the secondary market. In 2004, FHN adopted SAB No. 105, which prohibited the inclusion of estimated servicing cash flows within the valuation of interest rate lock commitments under SFAS No. 133. Previously, FHN included a portion of the value of the associated servicing cash flows when recognizing loan commitments at inception and throughout their lives. The adoption of SAB No. 105, which lowered pre-tax earnings by $8.4 million in 2004, did not affect the ongoing economic value of this business. Origination income decreased 22 percent or $87.3 million as loans delivered into the secondary market decreased 22 percent to $26.9 billion, reflecting lower origination volume.

Servicing income includes servicing fees and net gains or losses from hedging MSR. Prior to the adoption of SFAS No. 156 in first quarter 2006, mortgage servicing noninterest income was net of amortization, impairment and other expenses related to MSR and related hedges. Subsequent to the adoption of SFAS No. 156, mortgage servicing noninterest income reflects the change in fair value of the MSR asset combined with net economic hedging results. First Horizon Home Loans employs hedging strategies intended to counter changes in the value of MSR and other retained interests due to changing interest rate environments (refer to discussion of MSR under Critical Accounting Policies). Servicing income decreased 36 percent or $20.7 million in 2006.

As the mortgage-servicing portfolio grew 6 percent in 2006, total fees associated with mortgage servicing increased 17 percent or $48.1 million. This growth was also favorably impacted by an increase in the mix of higher fee products. Changes in the value of MSR due to factors other than runoff, net of hedge results, reflected a net loss of $7.5 million in 2006 compared to a net gain of $91.0 million in 2005. Specifically, significant flattening of the yield curve reduced net interest income derived from swaps utilized to hedge MSR. Although MSR that prepaid this year were more valuable than a year ago, overall prepayments declined with lower refinance activity, causing the change in MSR value due to runoff to decrease to $258.4 million from $271.1 million in 2005. In addition, decreased option expense on servicing hedges resulted in an $18.0 million increase in servicing income compared to 2005.

Table 6 - Mortgage Banking Noninterest Income

				Compound Annual Growth Rates (%)

	2006	2005	2004	06/05		06/04

Noninterest income (thousands):
Origination income	$308,099	$395,395	$339,845	22.1	-	4.8	-
Servicing income	37,517	58,188	83,796	35.5	-	33.1	-
Other	24,997	26,036	21,117	4.0	-	8.8	+

Total mortgage banking noninterest income	$370,613	$479,619	$444,758	22.7	-	8.7	-

Mortgage banking statistics (millions):
Refinance originations	$10,226.7	$14,778.8	$13,791.5	30.8	-	13.9	-
Home-purchase originations	16,887.6	20,903.1	16,673.8	19.2	-	.6	+

Mortgage loan originations	$27,114.3	$35,681.9	$30,465.3	24.0	-	5.7	-

Servicing portfolio	$101,369.2	$95,283.8	$86,586.9	6.4	+	8.2	+

Other income includes FHN’s share of earnings from nonconsolidated subsidiaries accounted for under the equity method, which provide ancillary activities to mortgage banking, and fees from retail construction lending.

Going forward, revenues from mortgage originations and mortgage servicing will depend primarily on interest rates. Specifically, an increase in interest rates should reduce origination income but increase servicing revenues due to reduced overall originations and the slow down of prepayments, respectively. Strengthening of the housing market should increase origination income but a resulting increase in payoffs could reduce servicing income. Net growth in sales force could result in increased volume of loans originated. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of the MD&A discussion.

Deposit Transactions and Cash Management
 Deposit transactions include services related to retail deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (automated clearing house and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Noninterest income from deposit transactions and cash management increased to $168.6 million in 2006 from $156.2 million in 2005, reflecting deposit growth and pricing initiatives.

Revenue from Loan Sales and Securitizations
 Revenue from loan sales and securitizations includes net gains recognized on HELOC and second-lien mortgage loans sold, including changes in the fair value of MSR, servicing fees, and gains or losses related to fair value adjustments on retained interests classified as mortgage trading securities. Noninterest income from loans sales and securitizations increased to $51.7 million in 2006 compared to $47.6 million in 2005 as FHN continues to utilize loan sales and securitizations to manage liquidity and fund new loan growth. Results for 2006 include the loss of $12.7 million from the sale of no-balance HELOC.

Insurance Commissions
 Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance. Noninterest income from insurance commissions decreased to $46.6 million in 2006 from $54.1 million in 2005 due to the sale of two insurance subsidiaries in 2006.

Trust Services and Investment Management
 Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are influenced by equity and fixed income market activity. Noninterest income from trust services and investment management was $41.5 million in 2006 compared to $44.6 million in 2005.

Gains on Divestitures
 Gains from divestitures totaled $7.0 million in 2005 from the sale of three financial centers in a non-strategic Tennessee market. See Note 2 – Acquisitions/Divestitures for additional information.

Securities Gains/ (Losses)
 In 2006 there were $65.6 million of net securities losses compared to $.5 million of net securities losses in 2005. Net securities losses in 2006 are primarily related to restructuring the investment portfolio in first quarter as well as net securities gains from the sale of MasterCard Inc. securities and venture capital investments. The benefit of this restructuring was an increase in the average yield on the investment portfolio. Net securities losses for 2005 were primarily due to other-than-temporary impairment of certain equity securities.

All Other Income and Commissions
 All other income, which includes brokerage management fees and commissions, bankcard fees, revenue from bank-owned life insurance, remittance processing income, revenue related to deferred compensation plans (which are principally offset by a related item in noninterest expense), other service charges, and various other fees (see Table 3 for additional detail) was $170.5 million in 2006 compared to $165.7 million in 2005. This increase was led by growth in brokerage management fees and commissions and an increase in the revenue related to deferred compensation plan. These impacts were largely offset by declines in revenue from federal flood certifications and other income. Impacting other income was $6.2 million of negative market adjustments on HELOC held for sale and second-lien mortgages in 2006 compared to a negative impact of $16.2 million in 2005, which primarily resulted from the write-off of net capitalized expenses on HELOC held for sale as they prepaid faster than anticipated. Additionally, impacting 2006 was a negative $15.6 million from the cumulative impact of derivative transactions used in hedging strategies to manage interest rate risk that management determined did not qualify for hedge accounting under the “short cut” method. In 2005 other income included a $7.7 million favorable settlement received from an insurance company.

NONINTEREST EXPENSE
 Total noninterest expense for 2006 increased 7 percent to $1,742.6 million from $1,626.9 million in 2005. Table 8 provides detail by category for the past six years with growth rates.

Employee compensation, incentives and benefits (personnel expense), the largest component of noninterest expense, increased 4 percent to $1,023.7 million from $988.9 million in 2005 primarily due to national expansion initiatives and an increase in variable compensation associated with the growth in capital markets’ product revenues. Also impacting these results was an increase of $7.7 million in 2006 related to deferred compensation plans, for which, as discussed above, there was an associated increase in revenue. Partially offsetting these impacts was a corporate focus on efficiency and reductions in mortgage banking personnel costs due to the contraction in origination revenue in 2006. Early retirement, severance and retention costs also contributed to the increase. Included in personnel expense is the net periodic benefit cost for FHN’s pension plan of $12.2 million in 2006, as compared to $8.1 million in 2005. FHN anticipates, based on current conditions, that net periodic benefit cost for the Pension Plan will decrease by $2.4 million in 2007 due to an increase in the discount rate and the impact of cash contributions to the qualified pension plan, partially offset by normal growth and a decrease in assumed earnings on assets in the qualified pension plan.

Occupancy costs increased 12 percent or $12.5 million primarily due to expansion initiatives. All other noninterest expense, which includes advertising and public relations costs, legal and professional fees, computer software expense, travel and entertainment, contract employment, and various other expense items (see Table 8 for additional detail) increased 22 percent, or $71.2 million in 2006. This increase included the $21.9 million estimated settlement costs related to a class action lawsuit, losses due to certain misrepresentations within the construction lending business and due to a customer initiated deposit scheme in the full-service banking markets, costs associated with inventory valuations and closing of retail sites in the coin commodity business, higher level of losses associated with the nonprime mortgage origination business, an increase in dividends paid on FTBNA’s noncumulative perpetual preferred stock, incremental costs associated with national businesses, expense associated with consolidating operations and closing offices, and investments in technology.

Table 7 - Noninterest Expense Composition

(Dollars in thousands)	2006	2005	2004

Retail/Commercial Banking	$ 839,485	$ 773,437	$ 685,746
Mortgage Banking	475,140	463,048	421,776
Capital Markets	332,191	310,166	295,457
Corporate	95,805	80,243	58,829

Total noninterest expense	$1,742,621	$1,626,894	$1,461,808

Certain previously reported amounts have been reclassified to agree with current presentation.

Table 8 - Noninterest Expense

							Compound Annual Growth Rates (%)

(Dollars in thousands)	2006	2005	2004	2003	2002	2001	06/05		06/01

Noninterest expense:
Employee compensation, incentives and benefits	$1,023,685	$ 988,946	$ 899,803	$1,004,754	$ 835,824	$ 676,613	3.5	+	8.6	+
Occupancy	116,670	104,161	87,570	81,832	75,281	67,811	12.0	+	11.5	+
Equipment rentals, depreciation and maintenance	73,882	74,367	70,400	67,019	66,691	72,433.7		-	.4	+
Operations services	70,041	71,949	59,642	59,210	52,233	51,288	2.7	-	6.4	+
Communications and courier	53,249	54,388	47,930	49,122	44,096	41,363	2.1	-	5.2	+
Amortization of intangible assets	11,462	10,700	6,157	5,256	4,970	10,402	7.1	+	2.0	+
All other expense:
Advertising and public relations	47,427	46,321	39,846	43,836	35,943	35,484	2.4	+	6.0	+
Legal and professional fees	43,012	43,734	36,730	58,967	36,786	31,401	1.7	-	6.5	+
Computer software	34,381	28,542	26,719	27,107	24,698	23,879	20.5	+	7.6	+
Travel and entertainment	32,306	31,022	29,914	36,348	21,765	16,999	4.1	+	13.7	+
Contract employment	27,420	30,344	23,722	34,389	28,255	28,838	9.6	-	1.0	-
Distributions on preferred stock of subsidiary	18,146	10,757	—	2,282	4,564	4,535	68.7	+	32.0	+
Low income housing expense	17,027	12,987	13,662	12,132	8,702	6,615	31.1	+	20.8	+
Supplies	15,072	17,290	17,185	18,541	14,879	13,609	12.8	-	2.1	+
Loan closing costs	12,095	7,969	18,623	3,691	(13,329)	(6,340)	51.8	+	NM
Customer relations	8,688	9,868	9,167	7,602	6,250	5,496	12.0	-	9.6	+
Other insurance and taxes	8,615	9,349	8,744	10,122	4,894	3,740	7.9	-	18.2	+
Employee training and dues	6,917	6,268	5,956	5,559	3,918	3,221	10.4	+	16.5	+
Loan insurance expense	6,577	7,970	8,070	6,710	1,284	—	17.5	-	NM
Fed service fees	6,543	7,568	8,838	9,195	9,597	7,761	13.5	-	3.4	-
Complimentary check expense	5,371	4,621	3,482	3,168	2,934	2,930	16.2	+	12.9	+
Foreclosed real estate	4,384	3,933	5,834	13,137	21,479	25,452	11.5	+	29.7	-
Bank examinations costs	4,367	3,958	3,128	3,150	2,544	2,357	10.3	+	13.1	+
Deposit insurance premium	3,198	3,012	3,024	2,703	2,393	2,463	6.2	+	5.4	+
Distributions on guaranteed preferred securities	—	—	—	8,070	8,070	8,070	NM		100.0	-
Other	92,086	36,870	27,662	70,062	98,058	52,289	149.8	+	12.0	+

Total all other expense	393,632	322,383	290,306	376,771	323,684	268,799	22.1	+	7.9	+

Total noninterest expense	$1,742,621	$1,626,894	$1,461,808	$1,643,964	$1,402,779	$1,188,709	7.1	+	8.0	+

NM - not meaningful Certain previously reported amounts have been reclassified to agree with current presentation.

PROVISION FOR LOAN LOSSES
 The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the allowance for loan losses at an adequate level reflecting management’s estimate of probable incurred losses in the loan portfolio. An analytical model based on historical loss experience adjusted for current events, trends and economic conditions is used by management to determine the amount of provision to be recognized and to assess the adequacy of the loan loss allowance. The provision for loan losses increased 23 percent to $83.1 million in 2006 from $67.7 million in 2005. This increase primarily reflects continued growth of the commercial and construction loan portfolios, the increase in the level of impaired loans in the commercial and construction loan portfolios and an expectation of slowing economic growth. Included in the provision for 2005 is $3.8 million related to expected hurricane losses.

Going forward the level of provision for loan losses should fluctuate primarily with the strength or weakness of the economies of the markets where FHN does business over the long-run and will experience short-term fluctuations depending on the type and quantity of loan growth and impacts from asset quality movements.

INCOME TAXES
 The effective tax rate for 2006 was 26 percent compared to 31 percent in 2005, reflecting the incremental tax rate effect of the reduction in earnings below historical earnings levels. The effective tax rates for both 2006 and 2005 were favorably impacted by affordable housing tax credits and the tax effect of increases in the cash surrender value of life insurance. Also favorably impacting these tax rates were the settlement of certain prior years’ tax audits. See also Note 16 – Income Taxes for additional information.

DISCONTINUED OPERATIONS
 On March 1, 2006, FHN sold its national merchant processing business for an after-tax gain of $209 million. This divestiture was accounted for as a discontinued operation, and accordingly, current and prior periods were adjusted to exclude the impact of merchant operations from the results of continuing operations.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE
 2006 earnings included a favorable impact of $1.3 million (net of tax) or $.01 per diluted share from the cumulative effect of a change in accounting principle compared to an unfavorable impact of $3.1 million (net of tax) or $.03 per diluted share in 2005. FHN adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R) in 2006 and retroactively applied the provisions of the standard. Accordingly, results for periods prior to 2006 have been adjusted to reflect expensing of share-based compensation. A cumulative effect adjustment of $1.1 million was recognized, reflecting the change in accounting for share-based compensation expense based on estimated forfeitures rather than actual forfeitures. In 2006, FHN also adopted SFAS No. 156, “Accounting for Servicing of Financial Assets,” which allows servicing assets to be measured at fair value with changes in fair value reported in current earnings. The adoption of this standard was applied on a prospective basis and resulted in a cumulative effect adjustment of $.2 million, representing the excess of the fair value of the servicing asset over the recorded value on January 1, 2006. In 2005, FHN adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47) and recorded a cumulative effect adjustment to recognize estimated future costs of asbestos removal. (See also Note 1 – Summary of Significant Accounting Policies for additional detail.)

STATEMENT OF CONDITION REVIEW – 2006 COMPARED TO 2005

Total assets were $37.9 billion on December 31, 2006, compared with $36.6 billion on December 31, 2005. Average assets grew to $38.8 billion in 2006 from $36.6 billion in 2005. Growth in earning assets accounted for 94 percent of the increase in total average assets.

FHN adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS No. 158), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statements of condition on December 31, 2006. As a result of adopting SFAS No. 158, unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits were recognized as a component of accumulated other comprehensive income resulting in a reduction in equity of $76.7 million. (See Note 20 – Savings, Pension and Other Employee Benefits for further information.)

EARNING ASSETS
 Earning assets consist of loans, loans held for sale, investment securities, trading securities and other earning assets. During 2006, earning assets averaged $34.0 billion compared with $31.9 billion for 2005. A more detailed discussion of the major line items follows.

Loans
 Average loans increased 17 percent to $21.5 billion during 2006 as retail loans grew 16 percent and commercial loans grew 19 percent. Average loans were $18.3 billion during 2005. Average loans represented 63 percent of average earning assets in 2006 and 57 percent in 2005. Additional loan information is provided in Table 9 and Note 4 – Loans.

Table 9 - Average Loans

(Dollars in millions)	2006	Percent of Total	2006 Growth Rate	2005	Percent of Total	2005 Growth Rate	2004	Percent of Total

Commercial:
Commercial, financial and industrial	$ 6,674.9	31%	11.6%	$ 5,979.9	33%	23.4%	$ 4,845.6	31%
Real estate commercial	1,223.2	6	9.6	1,116.4	6	16.4	959.3	6
Real estate construction	2,475.5	11	50.7	1,642.4	9	83.4	895.6	6

Total commercial	10,373.6	48	18.7	8,738.7	48	30.4	6,700.5	43

Retail:
Real estate residential	8,481.2	39	10.1	7,701.3	42	1.5	7,588.9	49
Real estate construction	2,034.9	10	36.7	1,488.9	8	108.4	714.6	5
Other retail	162.0	1	(1.8)	165.0	1	(11.4)	186.3	1
Credit card receivables	209.4	1	(13.1)	240.8	1	(3.8)	250.2	2
Real estate loans pledged against other collateralized
borrowings	243.1	1	NM	—	—	NM	—	—

Total retail	11,130.6	52	16.0	9,596.0	52	9.8	8,740.0	57

Total loans, net of unearned	$21,504.2	100%	17.3%	$18,334.7	100%	18.7%	$15,440.5	100%

Certain previously reported amounts have been reclassified to agree with current presentation.

Commercial loans consist of commercial, financial and industrial; commercial real estate; and commercial construction loans. Commercial, financial and industrial loans continued as the single largest loan category within commercial loans and represented 64 percent of the commercial loan portfolio in 2006 and 68 percent in 2005. Commercial, financial and industrial loans increased 12 percent in 2006, or $695.0 million, reflecting increased market share in Tennessee, expansion into other markets, the addition of middle market lending to the Atlanta, Dallas and Virginia markets and continued economic growth. Commercial construction loans grew 51 percent in 2006, or $833.1 million, primarily from growth in loans to single-family residential builders and commercial construction loans, reflecting the seasoning of the sale force and geographic diversification. Additional commercial loan information is provided in Table 10.

The retail loan portfolio consists of residential real estate (principally secured by first and/or second liens on residential property), other retail (automobile and other retail installment loans requiring periodic payments of principal and interest), credit card, and retail construction loans.

Residential real estate loans accounted for 78 percent of the retail loan portfolio in 2006 and 80 percent in 2005. The residential real estate loan portfolio (including real estate loans pledged against other collateralized borrowings) grew 13 percent in 2006 to $8.7 billion compared to $7.7 billion for 2005, reflecting growing demand for second-lien mortgages. The retail real estate construction portfolio increased 37 percent or $546.0 million in 2006. Retail real estate construction loans are a one-time close product where First Horizon Home Loans provides construction financing and a permanent mortgage to individuals for the purpose of constructing a home. Upon completion of construction, the permanent mortgage is classified as held for sale and sold into the secondary market. The increase in these loans reflects favorable market conditions in the geographical areas where First Horizon Home Loans operates and further penetration of the customer base.

Table 10 - Contractual Maturities of Commercial Loans on December 31, 2006

(Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total

Commercial, financial and industrial	$ 4,152,418	$ 2,422,492	$ 626,099	$ 7,201,009
Real estate commercial	415,970	568,088	152,532	1,136,590
Real estate construction	2,075,577	677,881	—	2,753,458

Total commercial loans, net of unearned income	$ 6,643,965	$ 3,668,461	$ 778,631	$11,091,057

For maturities over one year:
Interest rates - floating		$ 2,261,760	$ 368,021	$ 2,629,781
Interest rates - fixed		1,406,701	410,610	1,817,311

Total		$ 3,668,461	$ 778,631	$ 4,447,092

Commercial loan growth should continue to be relatively strong due to national expansion and expected greater market demand for commercial and industrial loans. Year-over-year growth in retail loans will be primarily driven by the national sales platform.

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

Investment securities averaged $3.5 billion in 2006 compared to $2.9 billion in 2005. This increase reflects the purchase of approximately $.9 billion U.S. government agency securities in third quarter 2006 to partially offset the decrease in loans held for sale and take advantage of higher yields. Investment securities represented 10 percent of earning assets in 2006 and 9 percent in 2005.

On December 31, 2006, AFS securities totaled $3.9 billion and consisted primarily of mortgage-backed securities (MBS), collateralized mortgage obligations (CMO), U.S. Treasury, U.S. government agencies, and equity securities. On December 31, 2006, these securities had $11.1 million of net unrealized gains that resulted in an increase in book equity of $6.8 million, net of $4.3 million of deferred income taxes. See Note 3 – Investment Securities for additional detail. On December 31, 2005, AFS securities totaled $2.9 billion and had $64.6 million of net unrealized losses that resulted in a decrease in book equity of $39.5 million, net of $25.1 million of deferred income taxes.

Table 11 - Contractual Maturities of Investment Securities on December 31, 2006 (Amortized Cost)

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years

(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount		Yield

Securities held to maturity (HTM):
States and municipalities*	$49	13.54%	$220	7.10%	$—	—%	$—		—%

Total	$49	13.54%	$220	7.10%	$—	—%	$—		—%

Securities available for sale (AFS):
Government agency issued MBS and CMO**	$6,670	3.56%	$—	—%	$111,458	5.86%	$3,212,288		5.70%
U. S. Treasuries	49,882	5.06	286	4.90	178	3.56	—		—
Other U.S. government agencies	6,879	3.48	—	—	239,187	5.34	—		—
States and municipalities*	—	—	—	—	1,500	6.83	—		—
Other	5,890	6.43	1,219	4.91	818	5.06	242,837	***	5.33

Total	$69,321	4.88%	$1,505	4.91%	$353,141	5.51%	$3,455,125		5.67%

*	Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.
**	Represents government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 4.9 years.
***	Represents equity securities with no stated maturity.

Loans Held for Sale
Loans held for sale consist of the mortgage warehouse, HELOC, second-lien mortgages, student loans, small issuer trust preferred securities and credit card receivables. The mortgage warehouse accounts for the majority of loans held for sale. Loans held for sale represented 13 percent of total earning assets in 2006 compared with 19 percent in 2005. During 2006 loans held for sale averaged $4.3 billion, a decrease of 27 percent, or $1.6 billion from 2005. This decline is related to lower levels of HELOC and warehouse loans held for sale. Since mortgage warehouse loans and other loans held for sale are generally held in inventory for a short period of time, there may be significant differences between average and period-end balances. On December 31, 2006, loans held for sale were $2.9 billion, down from $4.4 billion at the end of 2005 principally due to lower levels of warehouse loans held for sale, HELOC and second-lien mortgages reflecting lower originations experienced in 2006.

Trading Securities / Other Earning Assets
 Trading securities increased 14 percent to $2.8 billion in 2006 from $2.5 billion in 2005. Other earning assets, which are comprised of securities purchased under agreements to resell, federal funds sold and investments in bank time deposits, decreased 16 percent to $1.9 billion in 2006 from $2.3 billion in 2005 due to lower levels of securities purchased under agreements to resell in Capital Markets.

CORE DEPOSITS
 During 2006, core deposits increased 7 percent, or $884.5 million, and averaged $13.0 billion. Interest-bearing core deposits increased 14 percent or $978.4 million to an average balance of $7.8 billion in 2006. Growth in interest-bearing core deposits is primarily due to growth in Retail/Commercial Banking deposits, reflecting market share gains in Tennessee, new market expansion and improved national cross-sell efforts. Noninterest-bearing core deposits, which averaged $5.2 billion in 2006, decreased 2 percent or $93.9 million primarily due to a decrease in mortgage custodial balances.

SHORT-TERM PURCHASED FUNDS / TERM BORROWINGS
 Short-term purchased funds (certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreements to repurchase, trading liabilities, commercial paper, and other short-term borrowings), averaged $16.4 billion for 2006, down 9 percent from $18.0 billion in 2005. Short-term purchased funds accounted for 48 percent of FHN’s funding (core deposits plus purchased funds and term borrowings) in 2006 and 55 percent in 2005. See Note 9 – Short-Term Borrowings for additional information.

Long-term borrowings include senior and subordinated borrowings and advances with original maturities greater than one year. Long-term borrowings increased 98 percent, or $2.5 billion, and averaged $5.1 billion in 2006. The increase in term borrowings was utilized to fund earning asset growth. Long-term borrowings on December 31, 2006, were $5.8 billion, an increase of 70 percent, or $2.4 billion from 2005 year-end. See Note 10 – Long-Term Debt for additional information.

INCOME STATEMENT REVIEW – 2005 COMPARED TO 2004

Earnings in 2005 were $424.7 million, a decrease of 5 percent from $445.7 million earned in 2004. Diluted earnings per common share decreased 5 percent to $3.28 in 2005 from $3.47 in 2004. Return on average assets was 1.16 percent in 2005 compared with 1.63 percent in 2004, and return on average shareholders’ equity was 19.5 percent in 2005 compared with 23.0 percent in 2004.

During 2005 net interest income increased 15 percent to $984.0 million from $856.3 million in 2004 as earning assets grew 35 percent to $32.0 billion and interest-bearing liabilities grew 40 percent to $27.4 billion in 2005. The consolidated net interest margin decreased to 3.08 percent for 2005 compared with 3.62 percent for 2004. This compression in the margin occurred as the net interest spread decreased to 2.64 from 3.33 percent in 2004 while earning assets and net interest income increased. The decline in the margin was attributable to two items, the acquisition of Spear, Leeds & Kellogg (SLK) and a flatter yield curve. The acquisition of SLK in first quarter 2005 increased the negative pressure on the corporate margin as Capital Markets’ balance sheet grew $3.5 billion. In addition, Mortgage Banking negatively impacted the corporate margin in 2005 as the flattening of the yield curve decreased spread on the warehouse by 133 basis points to 2.47 percent. See Table 1 for a detailed computation of the net interest margin for FHN.

Noninterest income contributed 57 percent to total revenue in 2005 compared to 60 percent in 2004. Capital markets noninterest income decreased to $353.0 million in 2005 from $376.5 million in 2004 due to a reduction in fixed income securities sales. Mortgage banking noninterest income increased 8 percent, or $34.8 million, as origination income increased $55.6 million, reflecting increased origination volume driven by growth in home-purchase originations as an expanded sales force led to market share gains. Total servicing income decreased $25.6 million. As the servicing portfolio grew 10 percent in 2005, total fees associated with mortgage servicing increased 22 percent or $49.9 million. However, servicing income was unfavorably impacted by a decline in net hedge gains of $41.1 million in 2005 as the continued flattening of the yield curve negatively impacted income from swaps and rising interest rates led to increased option expense. Additionally, the larger servicing portfolio and rising interest rates led to a 26 percent increase in capitalized MSR and a 24 percent increase in amortization expense. See Table 5 for detail of mortgage banking noninterest income. Noninterest income from deposit transactions and cash management increased to $156.2 million in 2005 from $148.5 million in 2004, reflecting deposit growth. Noninterest income from loans sales and securitizations increased to $47.6 million in 2005 from $23.1 million in 2004 as FHN continued to utilize loan sales and securitizations to manage liquidity and fund new loan growth. Net securities gains for 2004 included $18.7 million of gains from sales of investment securities, a $5.5 million gain resulting from the liquidation of a holding company investment, and a $3.9 million loss related to other-than-temporary impairment of an investment in Freddie Mac equity securities. Gains from divestitures totaled $7.0 million in 2005 from the sale of three financial centers in a non-strategic Tennessee market.

Total noninterest expense for 2005 increased 11 percent to $1,626.9 million from $1,461.8 million in 2004. Personnel expense increased 10 percent to $988.9 million from $899.8 million in 2004 primarily due to national expansion initiatives. All other expense categories increased 14 percent to $638.0 million from $562.0 million in 2004 including growth in occupancy expense, operations services, dividend on FTBNA perpetual preferred stock, legal and professional fees, contract employment, communications and courier expense, and advertising and public relations. These increases primarily resulted from activity associated with national expansion strategies and other growth initiatives.

The provision for loan losses increased 40 percent to $67.7 million in 2005 from $48.3 million in 2004 as the loan portfolio grew $2.9 billion. Included in the provision for 2005 was $3.8 million related to expected hurricane losses.

STATEMENT OF CONDITION REVIEW – 2005 COMPARED TO 2004

During 2005, earning assets averaged $32.0 billion compared with $23.7 billion for 2004. Average earning assets were 87 percent of total average assets in 2005 and 2004. Average loans increased 19 percent to $18.3 billion during 2005 as retail loans grew 10 percent and commercial loans grew 30 percent. Average loans represented 57 percent of average earning assets in 2005 compared to 65 percent in 2004.

Commercial, financial and industrial loans increased 23 percent, or $1.1 billion, in 2005 reflecting sales force expansion outside the Tennessee market and increased market share in Tennessee, which included the effect of industry consolidation within the Tennessee market. Commercial construction loans grew 83 percent in 2005 or $746.8 million, primarily from growth in loans to single-family residential builders made through First Horizon Home Loans, reflecting the demand for single-family housing and commercial real estate development and expansion of the sales force and geographic reach. Commercial real estate loans increased 16 percent or $157.1 million. The residential real estate loan portfolio grew 1 percent or $112.4 million in 2005. The retail real estate construction portfolio increased 108 percent or $774.3 million in 2005. Retail real estate residential construction loans are a one-time close product where First Horizon Home Loans provides construction financing and a permanent mortgage to individuals for the purpose of constructing a home. The increase in these loans reflected the favorable housing environment and expansion of the sales force and geographic reach.

Investment securities averaged $2.9 billion in 2005 and $2.4 billion in 2004. Investment securities represented 9 percent of earning assets in 2005 and 10 percent in 2004.

Loans held for sale represented 19 percent of total earning assets in 2005 compared with 17 percent in 2004. During 2005 loans held for sale averaged $6.0 billion, an increase of 45 percent, or $1.9 billion, from 2004. This growth was related to a higher level of mortgage originations and higher levels of HELOC and second-lien mortgages in 2005 as FHN continues to fund loan growth and maintain a stable liquidity position through loan sales and securitizations.

During 2005 core deposits increased 13 percent, or $1,359.3 million, and averaged $12.1 billion. Interest-bearing core deposits increased 13 percent or $769.5 million to an average balance of $6.9 million in 2005. Growth in interest-bearing core deposits was attributable to expansion strategies which emphasized a focus on convenient hours, free checking and targeted financial center expansions. Noninterest-bearing core deposits, which averaged $5.3 billion in 2005, increased 13 percent or $589.8 million primarily due to corporate deposits which included an increase in small business customers, larger balances in a cash management product and growth in mortgage escrow balances.

Short-term purchased funds averaged $18.0 billion for 2005, up 60 percent or $6.8 billion from the previous year. The increase in short-term purchased funds was used to fund earning asset growth of 35 percent or $8.2 billion in 2005. Term borrowings increased 14 percent or $312.1 million and averaged $2.6 billion in 2005. The increase in term borrowings was also utilized in funding earning asset growth. Term borrowings on December 31, 2005, were $3.4 billion, an increase of 31 percent, or $821.3 million from 2004 year-end.

CAPITAL

Management’s objectives are to provide capital sufficient to cover the risk inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. FHN’s capital position remained strong as shown in Table 12.

Average shareholders’ equity increased 11 percent in 2006 to $2.4 billion from $2.2 billion in 2005, which increased 12 percent from $1.9 billion in 2004. Shareholders’ equity was $2.5 billion at year-end 2006, up 5 percent from 2005, which increased 13 percent from year-end 2004. The increase in shareholders’ equity during 2006 and 2005 came principally from retention of net income after dividends and the effects of stock repurchases and option exercises. Pursuant to board authority, FHN may repurchase shares from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders. In order to maintain FHN’s well-capitalized status while sustaining strong balance sheet growth, FTBNA issued approximately $250 million of subordinated notes which qualify as Tier 2 capital under the risk-based capital guidelines in 2006. FHN also repurchased 4 million shares of its common stock in 2006 through an accelerated share repurchase program under an existing share repurchase authorization. This share repurchase program was concluded for an adjusted purchase price of $165.1 million. The share repurchase was funded with a portion of the proceeds from the merchant processing sale. The divestiture of merchant operations did not have a material impact on capital resources in 2006 and is not expected to have a material impact on future capital resources. In 2005, FHN raised approximately $295 million of additional capital and did not repurchase a significant number of shares. The Consolidated Statements of Shareholders’ Equity highlight the changes in equity since December 31, 2003.

Table 12 - Capital Ratios

	2006	2005	2004

Average shareholders’ equity to average assets	6.25%	5.95%	7.10%
Period-end shareholders’ equity to assets	6.49	6.42	6.97
FHN’s tier 1 risk-based capital	8.87	8.67	8.76
FHN’s total risk-based capital	13.21	12.42	13.32
FHN’s leverage	6.94	6.76	7.27

Certain previously reported amounts have been reclassified to agree with current presentation.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution’s capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution’s capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital and Leverage capital ratios must be at least 6 percent, 10 percent and 5 percent, respectively. As of December 31, 2006, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions as shown in Note 13 – Regulatory Capital.

Table 13 - Issuer Purchases of Equity Securities

(Volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs

2006
October 1 to October 31	—	$ —	—	30,498
November 1 to November 30	30	39.63	30	30,468
December 1 to December 31	47	40.50	47	30,421

Total	77	$ 40.16	77

Compensation Plan Programs:
-

A consolidated compensation plan share purchase program was approved on July 20, 2004, and was announced on August 6, 2004. This plan consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount originally authorized under this consolidated compensation plan share purchase program is 25.1 million shares. On April 24, 2006, an increase to the authority under this purchase program of 4.5 million shares was announced for a new total authorization of 29.6 million shares. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. Stock options granted after January 2, 2004, must be exercised no later than the tenth anniversary of the grant date. On December 31, 2006, the maximum number of shares that may be purchased under the program was 28.8 million shares.

Other Programs:
-

A non-stock option plan-related authority was announced on October 18, 2000, authorizing the purchase of up to 9.5 million shares. On October 16, 2001, it was announced that FHN’s board of directors extended the expiration date of this program from June 30, 2002, until December 31, 2004. On October 19, 2004, the board of directors extended the authorization until December 31, 2007. On December 31, 2006, the maximum number of shares that may be purchased under the program was 1.6 million shares.

On December 31, 2006, book value per common share was $19.61 compared to $18.46 for 2005 and $16.66 for 2004. Average shares for the three-year period were 124.5 million in 2006, 125.5 million in 2005 and 124.7 million in 2004. Period-end shares outstanding for this same three-year period were 124.9 million, 126.2 million and 123.5 million, respectively. FHN’s shares are traded on The New York Stock Exchange under the symbol FHN. The sales price ranges, net income per share and dividends declared by quarter, for each of the last two years, are presented in Table 25.

RISK MANAGEMENT

FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. The Enterprise-wide Risk/Return Management Committee oversees risk management governance. Committee membership includes the CEO and other executive officers of FHN. The Executive Vice President (EVP) of Risk Management oversees reporting for the committee. Risk management objectives include evaluating risks inherent in business strategies, monitoring proper balance of risks and returns, and managing risks to minimize the probability of future negative outcomes. The Enterprise-wide Risk/Return Management Committee oversees and receives regular reports from the Senior Credit Policy Committee, Asset/Liability Committee (ALCO), Capital Management Committee, Regulatory Compliance Committee, and Operational Risk Committee. The Chief Credit Officer, EVP of Interest Rate Risk Management, Chief Financial Officer, EVP of Regulatory Risk Management, and EVP of Risk Management chair these committees, respectively. Reports regarding Credit, Asset/Liability Management, Market Risk, Capital Management, Regulatory Compliance, and Operational Risks are provided to the Credit Policy and Executive and/or Audit Committee of the Board and to the full Board.

Risk management practices include key elements such as independent checks and balances, formal authority limits, policies and procedures, and portfolio management all executed through experienced personnel. The internal audit department also evaluates risk management activities. These evaluations are reviewed with management and the Audit Committee, as appropriate.

INTEREST RATE RISK MANAGEMENT
Interest rate risk is the risk that changes in prevailing interest rates will adversely affect assets, liabilities, capital, income and/or expense at different times or in different amounts. ALCO, a committee consisting of senior management that meets regularly, is responsible for coordinating the financial management of interest rate risk. FHN primarily manages interest rate risk by structuring the balance sheet to attempt to maintain the desired level of associated earnings while operating within prudent risk limits and thereby preserving the value of FHN’s capital.

Net interest income and the financial condition of FHN are affected by changes in the level of market interest rates as the repricing characteristics of loans and other assets do not necessarily match those of deposits, other borrowings and capital. To the extent that earning assets reprice more quickly than liabilities, this position will benefit net interest income in a rising interest rate environment and will negatively impact net interest income in a declining interest rate environment. In the case of floating rate assets and liabilities with similar repricing frequencies, FHN may also be exposed to basis risk which results from changing spreads between earning and borrowing rates. Generally, when interest rates decline, Mortgage Banking faces increased prepayment risk associated with MSR.

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

The simulation models used to analyze the retail/commercial bank’s net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from an instantaneous movement or a staggered movement over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to historical levels. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are continuously updated to incorporate management action. Any scenarios that indicate a net interest income at risk of three percent or more are presented to the Board quarterly. A 200 basis point immediate increase or decrease in interest rates (rate “shock”) over a one-year period is a key scenario analyzed. These hypothetical rate moves are used to simulate net interest income exposure to historically extreme movements in interest rates. The bank’s rate sensitivity position shows a risk to scenarios that project declining rates. This position is driven primarily by the impact of increased prepayments on loans and investment securities. Based on the rate sensitivity position on December 31, 2006, net interest income exposure over the next 12 months to a rate shock of minus 200 basis points is estimated to be approximately two percent of base net interest income. A rate shock of plus 200 basis points results in an unfavorable variance in net interest income of approximately one third of a percent. A 200 basis point immediate and parallel increase and decrease in interest rates are hypothetical rate scenarios. These scenarios are used as one estimate of risk, and do not necessarily represent management’s current view of future interest rates or market developments. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions, and management’s strategies, among other factors, including those presented in the Forward-Looking Statements section of this MD&A.

Other than the impact related to the immediate change in market value of balance sheet accounts, such as MSR, these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. Mortgage banking revenue, which is generated from originating, selling and servicing residential mortgage loans, is highly sensitive to changes in interest rates due to the direct effect changes in interest rates have on loan demand. In general, low or declining interest rates typically lead to increased origination fees and profit from the sale of loans but potentially lower servicing-related income due to the impact of higher loan prepayments on the value of mortgage servicing assets. Conversely, high or rising interest rates typically reduce mortgage loan demand and hence income from originations and sales of loans while servicing-related income may rise due to lower prepayments. The earnings impact from originations and sales of loans on total earnings is more significant than servicing-related income. Net interest income earned on warehouse loans held for sale and on swaps and similar derivative instruments used to protect the value of MSR increases when the yield curve steepens and decreases when the yield curve flattens. The simulation models used to analyze the retail commercial bank’s net interest income exclude the potential impacts to mortgage banking’s net interest income. In addition, a flattening yield curve negatively impacts the demand for fixed income securities and, therefore, Capital Markets’ revenue.

To determine the amount of interest rate risk and exposure to changes in fair value of loan commitments, warehouse loans and MSR, mortgage banking uses multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect mortgage banking. In certain cases, derivative financial instruments are used to aid in managing the exposure of the balance sheet and related net interest income and noninterest income to changes in interest rates. As discussed in Critical Accounting Policies, derivative financial instruments are used by mortgage banking for two purposes. First, forward sales contracts and futures contracts are used to protect against changes in fair value of the pipeline and mortgage warehouse (refer to discussion of Pipeline and Warehouse under Critical Accounting Policies) from the time an interest rate is committed to the customer until the mortgage is sold into the secondary market due to increases in interest rates. Second, interest rate contracts are utilized to protect against MSR prepayment risk that generally accompanies declining interest rates. As interest rates fall, the value of MSR should decrease and the value of the servicing hedge should increase. The converse is also true. Prior to the January 1, 2006, adoption of SFAS No. 156, ineffectiveness in these hedging strategies (when changes in the value of the derivative instruments did not match changes in the value of the hedged portion of MSR for any given change in long-term interest rates) was reflected in noninterest income. Subsequent to the adoption of SFAS No. 156, mortgage servicing noninterest income reflects the change in fair value of the MSR asset combined with net economic hedging results.

Derivative instruments are also used to protect against the risk of loss arising from adverse changes in the fair value of capital markets’ securities inventory due to changes in interest rates. FHN does not use derivative instruments to protect against changes in fair value of loans or loans held for sale other than the mortgage pipeline and warehouse.

Management uses the results of interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN’s interest rate risk, liquidity and capital guidelines.

Table 14 details FHN’s interest rate sensitivity profile on December 31, 2006, based on projected cash flows categorized by anticipated settlement date on capital markets trading securities and expected maturity dates on mortgage banking trading securities. Also provided are the average rates earned on these trading securities. Table 14 also provides both the notional and fair values of derivative financial instruments held for trading. The information provided in this section, including the discussion regarding simulation analysis and rate shock analysis, is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans and other factors, including those presented in the Forward-Looking Statements section of this MD&A.

Table 14 — Risk Sensitivity Analysis
Held for Trading								Fair
(Dollars in millions )	2007	2008	2009	2010	2011	2012 +	Total	Value

Assets:
Trading securities	$1,905	—	—	—	—	$ 326	$2,231	$2,231
Average interest rate	5.60%	—	—	—	—	11.55%	6.47%

Interest Rate Derivatives (notional value):
Capital Markets:
Forward contracts:
Commitments to buy	$1,174	—	—	—	—	—	$1,174	$ 1
Weighted average settlement price	98.50%	—	—	—	—	—	98.50%
Commitments to sell	$1,488	—	—	—	—	—	$1,488	$ (2)
Weighted average settlement price	98.69%	—	—	—	—	—	98.69%
Caps purchased	—	$ 20	$ 10	—	—	—	$ 30	*
Weighted average strike price	—	4.50%	5.75%	—	—	—	4.92%
Caps written	—	$(20)	$(10)	—	—	—	$ (30)	*
Weighted average strike price	—	4.50%	5.75%	—	—	—	4.92%
Floors purchased	—	—	$ 80	$ 60	$ 200	$ 10	$ 350	$ 2
Weighted average strike price	—	—	6.54%	6.17%	6.65%	5.50%	6.51%
Floors written	—	—	$ (80)	$(60)	$(200)	$ (10)	$ (350)	$ (2)
Weighted average strike price	—	—	6.54%	6.17%	6.65%	5.50%	6.51%
Swap contracts	$ 25	$ 4	—	$ 2	$ 15	$ 22	$ 68	*
Average pay rate (fixed)	6.88%	3.27%	—	9.74%	5.13%	5.42%	5.86%
Average receive rate (floating)	8.62%	5.07%	—	7.95%	5.36%	5.32%	6.59%
Swap contracts	—	$ 25	$ 390	—	$ 70	—	$ 485	*
Average pay rate (floating)	—	8.25%	8.10%	—	8.25%	—	8.13%
Average receive rate (fixed)	—	5.22%	7.87%	—	7.80%	—	7.72%
Swap contracts	$ (25)	$ (4)	—	$ (2)	$ (15)	$ (22)	$ (68)	*
Average pay rate (floating)	8.62%	5.07%	—	7.95%	5.36%	5.32%	6.59%
Average receive rate (fixed)	6.88%	3.27%	—	9.74%	5.13%	5.42%	5.86%
Swap contracts	—	$(25)	$(390)	—	$ (70)	—	$ (485)	*
Average pay rate (fixed)	—	5.22%	7.87%	—	7.80%	—	7.72%
Average receive rate (floating)	—	8.25%	8.10%	—	8.25%	—	8.13%
Future contracts:
Commitments to sell	$ 384	—	—	—	—	—	$ 384	$ 1
Weighted average settlement price	97.80%	—	—	—	—	—	97.80%

* Amount is less than $500,000

LIQUIDITY MANAGEMENT
ALCO focuses on being able to fund assets with liabilities of the appropriate duration, as well as the risk of not being able to meet unexpected cash needs. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available for sale, maintaining sufficient unused borrowing capacity in the national money markets, growing core deposits, and the repayment of loans and the capability to sell or securitize loans. ALCO is responsible for managing these needs by taking into account the marketability of assets; the sources, stability and availability of funding; and the level of unfunded commitments. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information. Funds are available from a number of sources, including core deposits, the securities available for sale portfolio, the Federal Home Loan Bank (FHLB), the Federal Reserve Banks, access to capital markets through issuance of senior or subordinated bank notes and institutional certificates of deposit, availability to the overnight and term Federal Funds markets, access to retail brokered certificates of deposit, dealer and commercial customer repurchase agreements, and through the sale or securitization of loans.

Core deposits are a significant source of funding and have been a stable source of liquidity for banks. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. For 2006, the total loans, excluding loans held for sale and real estate loans pledged against other collateralized borrowings, to core deposits ratio was 163 percent compared with 151 percent and 143 percent in 2005 and 2004, respectively. As loan growth currently exceeds core deposit growth, alternative sources of funding loan growth may be necessary in order to maintain an adequate liquidity position. One means of maintaining a stable liquidity position is to sell loans either through whole-loan sales or loan securitizations. During 2006, FHN sold loans through on-balance sheet securitizations structured as financings for accounting purposes. FHN periodically evaluates its liquidity position in conjunction with determining its ability and intent to hold loans for the foreseeable future.

In February 2005, FTBNA established a bank note program providing additional liquidity of $5.0 billion. This bank note program provides FTBNA with a facility under which it may continuously issue and offer short- and medium-term unsecured notes. On December 31, 2006, $2.4 billion was available under existing conditions through the bank note program as a funding source.

FHN and FTBNA have the ability to generate liquidity by issuing preferred equity or incurring other debt. Liquidity has been obtained through FTBNA’s issuance of approximately $250 million of subordinated notes in 2006. In addition, FTBNA’s issued 300,000 shares of noncumulative perpetual preferred stock which provided approximately $295 million capital in 2005. In addition, liquidity has been obtained through issuance of $300 million of guaranteed preferred beneficial interests in FHN’s junior subordinated debentures through two Delaware business trusts, wholly owned by FHN, See Note 10 – Long-Term Debt, Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon’s Junior Subordinated Debentures and Note 12 – Preferred Stock of Subsidiary for additional information. FHN also evaluates alternative sources of funding, including loan sales, securitizations, syndications, and FHLB borrowings in its management of liquidity.

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing and financing activities for each of the three years ended December 31, 2006. Net cash provided by operating activities was the primary contributor of positive cash flows during 2006, principally due to a decline in loans held for sale reflecting the contraction in origination activities. In addition, cash provided by financing activities contributed to positive cash flows in 2006 as an increase in short-term borrowings and the issuance of long-term debt outpaced a decline in deposits that reflects a diminished dependence on brokered deposits. Net cash used by investing activities resulted in a decrease in cash and cash equivalents for 2006, reflecting growth in earning assets, including loans and investment securities. In 2005 and 2004, net cash provided by financing activities was the primary contributor to an increase in cash and cash equivalents, mainly resulting from growth in deposits and long-term debt. Deposit growth was utilized to meet increased liquidity needs related to loan growth as reflected in negative cash flows from investing activities during both periods. The issuance of term borrowings is an essential source of cash flows, and long-term borrowings were also utilized to better match the increased liquidity needs related to loan growth during both 2005 and 2004. Additionally, an increase in short-term borrowings provided positive cash flows from financing activities in 2005. In 2004, cash flows from operating activities were negative primarily due to funding increased levels of HELOC held for sale and growth in MSR and other retained interests resulting from securitization activities. Earnings represent a significant source of liquidity, consistently providing positive cash flows in each of the three years.

Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries, which represent the primary source of funds to pay dividends to shareholders and interest to debt holders. The amount of dividends from FTBNA is subject to certain regulatory restrictions that are described in Note 18 – Restrictions, Contingencies and Other Disclosures. The parent company statements are presented in

Note 26 – Parent Company Financial Information. The parent company also has the ability to enhance its liquidity position by raising equity or incurring debt. In addition, $50 million of borrowings under unsecured lines of credit from non-affiliated banks were available to the parent company to provide for general liquidity needs.

Off-balance Sheet Arrangements and Other Contractual Obligations
First Horizon Home Loans originates conventional conforming and federally insured single-family residential mortgage loans. Likewise, FTN Financial Capital Assets Corporation purchases the same types of loans from customers. Substantially all of these mortgage loans are exchanged for securities, which are issued through investors, including government sponsored enterprises (GSE), such as Government National Mortgage Association (GNMA) for federally insured loans and Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) for conventional loans, and then sold in the secondary markets. Each of the GSE has specific guidelines and criteria for sellers and servicers of loans backing their respective securities. Many private investors are also active in the secondary market as issuers and investors. The risk of credit loss with regard to the principal amount of the loans sold is generally transferred to investors upon sale to the secondary market. To the extent that transferred loans are subsequently determined not to meet the agreed upon qualifications or criteria, the purchaser has the right to return those loans to FHN. In addition, certain mortgage loans are sold to investors with limited or full recourse in the event of mortgage foreclosure (refer to discussion of foreclosure reserves under Critical Accounting Policies). After sale, these loans are not reflected on the Consolidated Statements of Condition. See also Note 18 - Restrictions, Contingencies and Other Disclosures.

FHN’s use of government agencies as an efficient outlet for mortgage loan production is an essential source of liquidity for FHN and other participants in the housing industry. During 2006 and 2005, approximately $13.8 billion and $16.6 billion, respectively, of conventional and federally insured mortgage loans were securitized and sold by First Horizon Home Loans through these investors.

Certain of FHN’s originated loans, including non-conforming first-lien mortgages, second-lien mortgages and HELOC originated primarily through FTBNA, do not conform to the requirements for sale or securitization through government agencies. FHN pools and securitizes these non-conforming loans in proprietary transactions. After securitization and sale, these loans are not reflected on the Consolidated Statements of Condition, except as described hereafter (see Credit Risk Management – Mortgage Banking). These transactions, which are conducted through single-purpose business trusts, are an efficient way for FHN and other participants in the housing industry to monetize these assets. On December 31, 2006 and 2005, the outstanding principal amount of loans in these off-balance sheet business trusts was $24.5 billion and $20.0 billion, respectively. Given the significance of FHN’s origination of non-conforming loans, the use of single-purpose business trusts to securitize these loans is an important source of liquidity to FHN. See Note 24 – Securitizations for additional information.

Pension obligations are funded by FHN to provide current and future benefit to participants in FHN’s noncontributory, defined benefit pension plan. On September 30, 2006, the annual measurement date, pension obligations were $407.0 million with $421.4 million of assets in the trust to fund those obligations. FHN made a contribution of $37 million to the pension plan in fourth quarter 2006 and made an additional contribution of $37 million in first quarter 2007. Both of these contributions were attributable to the 2006 plan year. FHN expects to make no additional contributions to the pension plan in 2007. The discount rate for 2006 of 6.06 percent for the qualified pension plan and 5.88 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN’s plans and employee population. See Note 20 – Savings, Pension and Other Employee Benefits for additional information.

FHN has various other financial obligations, which may require future cash payments. Table 15 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2006. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information.

Table 15 - Contractual Obligations

	Payments due by period

(Dollars in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total

Contractual obligations:
Time deposit maturities*	$7,507,176	$1,446,331	$206,937	$281,235	$9,441,679
Long-term debt**	150,341	3,052,290	705,282	1,951,432	5,859,345
Annual rental commitments under noncancelable leases***	69,263	89,319	40,982	53,075	252,639
Purchase obligations	97,863	89,163	13,948	17,230	218,204

Total contractual obligations	$7,824,643	$4,677,103	$967,149	$2,302,972	$15,771,867

*	See Note 8 - Time Deposit Maturities for further details.
**	See Note 10 - Long-Term Debt for further details.
***	See Note 5 - Premises, Equipment and Leases for further details.

Credit Ratings
 Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of FHN to attract funds from various sources, such as brokered deposits or wholesale borrowings of which FHN had $5.3 billion and $10.1 billion on December 31, 2006 and 2005, respectively, on a cost-competitive basis (see also Liquidity Management). The various credit ratings are detailed in Table 16. The availability of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such issues as capital levels, asset quality and reputation. The availability of core deposit funding is dependent upon federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources.

Table 16 - Credit Ratings

	Standard & Poor’s	Moody’s	Fitch

First Horizon National Corporation
Overall credit rating	A-/Negative	A2/Negative	A/Negative/F1
Subordinated debt	BBB+	A3	A-
Capital securities*	BBB	A3	A-

First Tennessee Bank National Association
Overall credit rating	A/Negative/A-1	A1/Negative/P-1	A/Negative/F1
Non-cumulative perpetual preferred stock	BBB+	A3	A-
Long-term/short-term deposits	A/A-1	A1/P-1	A+/F1
Other long-term/short-term funding**	A/A-1	A1/P-1	A/F1
Subordinated debt	A-	A2	A-

FT Real Estate Securities Company, Inc.
Preferred stock	BBB+	A3

*	Guaranteed preferred beneficial interests in First Horizon’s junior subordinated debentures issued through a wholly-owned unconsolidated business trust.
**	Other funding includes senior bank notes and extendible notes.
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

CAPITAL MANAGEMENT
 The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards and to assure ready access to the capital markets. Management has a Capital Management committee that is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. The committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The committee also recommends capital management policies, which are submitted for approval to the Enterprise-wide Risk/Return Management Committee and the Board.

OPERATIONAL RISK MANAGEMENT
 Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. This risk is inherent in all businesses. Management, measurement, and reporting of operational risk are overseen by the Operational Risk Committee, which is chaired by the EVP of Risk Management. Key representatives from the business segments, legal, shared services, risk management, and insurance are represented on the committee. Subcommittees manage and report on business continuity planning, information technology, data security, insurance, compliance, records management, product and system development, customer complaint, and reputation risks. Summary reports of the committee’s activities and decisions are provided to the Enterprise-wide Risk/Return Management Committee. Emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

COMPLIANCE RISK MANAGEMENT
 Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct applicable to banking activities. Management, measurement, and reporting of compliance risk are overseen by the Regulatory Compliance Committee, which is chaired by the EVP of Regulatory Risk Management. Key executives from the business segments, legal, risk management, and shared services are represented on the committee. Summary reports of the committee’s activities and decisions are provided to the Enterprise-wide Risk/Return Management Committee, and to the Audit Committee of the Board, as applicable. Reports include the status of regulatory activities, internal compliance program initiatives, and evaluation of emerging compliance risk areas.

CREDIT RISK MANAGEMENT
 Credit risk is the risk of loss due to adverse changes in a borrower’s ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding and asset management activities. The nature and amount of credit risk depend on the types of transactions, the structure of those transactions and the parties involved. In general, credit risk is incidental to trading, investing, liquidity/funding and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FHN has processes and management committees in place that are designed to assess and monitor credit risks. Management’s Asset Quality Committee has the responsibility to evaluate its assessment of current asset quality for each lending product. In addition, the Asset Quality Committee evaluates the projected changes in classified loans, non-performing assets and charge-offs. A primary objective of this committee is to provide information about changing trends in asset quality by region or loan product, and to provide to senior management a current assessment of credit quality as part of the estimation process for determining the allowance for loan losses. The

Senior Credit Watch Committee has primary responsibility to enforce proper loan risk grading, to identify credit problems, and to monitor actions to rehabilitate certain credits. Management also has a Senior Credit Policy Committee that is responsible for enterprise-wide credit risk oversight and provides a forum for addressing credit management issues. The committee also recommends credit policies, which are submitted for approval to the Credit Policy and Executive Committee of the Board, and approves underwriting guidelines to manage the level and composition of credit risk in its loan portfolio and review performance relative to these policies. In addition, the Financial Counterparty Credit Committee, composed of senior managers, assesses the credit risk of financial counterparties and sets limits for exposure based upon the credit quality of the counterparty. FHN’s goal is to manage risk and price loan products based on risk management decisions and strategies. Management strives to identify potential problem loans and nonperforming loans early enough to correct the deficiencies. It is management’s objective that both charge-offs and asset write-downs are recorded promptly, based on management’s assessments of current collateral values and the borrower’s ability to repay.

FHN has a significant concentration in loans secured by real estate which is geographically diversified nationwide. In 2006, 67 percent of total loans are secured by real estate compared to 65 percent in 2005 (see Table 9). Three lending products have contributed to this level of real estate lending including significant levels of retail residential real estate, which comprise 40 percent of total loans. The risk profile of the retail residential real estate portfolio remains stable reflecting a significant concentration of high credit score products. Also contributing to the level of real estate lending are commercial construction loans which include loans to single-family builders and comprise 11 percent of total loans and retail construction loans, First Horizon Home Loans’ one-time close product, which comprise 10 percent of total loans. FHN’s other commercial real estate lending, excluding single-family builders is well-diversified by product type and industry. On December 31, 2006, FHN did not have any concentrations of 10 percent or more of total commercial, financial and industrial loans in any single industry.

Allowance for Loan Losses and Charge-offs
 Management’s policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The adequacy of the allowance for loan losses is analyzed quarterly. The Chief Credit Officer has the responsibility for performing a comprehensive review of the allowance for loan losses and reviewing that analysis with the Credit Policy and Executive Committee of the Board each quarterly reporting period. An analytical model, based on historical loss experience adjusted for current events, trends and economic conditions, is used to assess the adequacy of the allowance for loan losses. This methodology determines an estimated loss percentage (reserve rate), which is applied against the balance of loans in each segment of the loan portfolio at the evaluation date. The nature of the process by which FHN determines the appropriate allowance for loan losses requires the exercise of considerable judgment. After review of all relevant factors, management believes the allowance for loan losses is adequate and reflects its best estimate of probable incurred losses.

The total allowance for loan losses increased to $216.3 million on December 31, 2006, from $189.7 million at year-end 2005, which was up $31.5 million since year-end 2004. Period-end loans increased 7 percent in 2006 after increasing 25 percent in 2005. The ratio of allowance for loan losses to loans, net of unearned income, was .98 percent on December 31, 2006, compared to .92 percent on December 31, 2005, primarily reflecting continued growth of the commercial and construction loan portfolios, the increase in the level of impaired loans in the commercial and construction loan portfolios and an expectation of slowing economic growth. The ratio of allowance for loan losses to loans was .96 percent on December 31, 2004.

Table 18 summarizes by category loans charged-off and recoveries of loans previously charged-off. This table also shows the additions to the reserve through provision. Table 17 shows net charge-off ratios. Net charge-offs increased to $55.1 million for the year ended December 31, 2006, up from $37.5 million in 2005 and $42.1 million in 2004. The increase in the 2006 level of net charge-offs was primarily due to increased net charge-offs in the commercial loan portfolio which grew 19 percent, or $1.6 billion during this period. Total commercial loan net charge-offs were $25.3 million in 2006 compared to $11.6 million in 2005. This increase is primarily due to several commercial credits in the retail commercial bank’s traditional lending markets. Residential real estate loan net charge-offs increased to $19.1 million in 2006 from $13.4 million in 2005 as this loan portfolio increased 13 percent, or $1.0 billion. Credit card receivables net charge-offs dropped to $5.1 million in 2006 from $9.7 million in 2005, primarily due to management’s focus on developing a relationship-based portfolio.

Table 17 - Net Charge-off Ratios*

	2006	2005	2004

Commercial	.24%	.13%	.18%
Retail real estate	.20	.15	.20
Other retail	2.26	1.46	1.55
Credit card receivables	2.43	4.03	4.25
Total net charge-offs	.26	.20	.27

* Net charge-off ratios are calculated based on average loans, net of unearned income.
Table 9 provides information on the relative size of each loan portfolio.
Certain previously reported amounts have been reclassified to agree with current presentation.

Going forward, asset quality indicators should reflect the relative strength of the economy and the early recognition and resolution of asset quality issues. In addition, asset quality ratios could be affected by balance sheet strategies and shifts in loan mix to and from products with different risk/return profiles. Asset quality indicators are expected to remain solid; however, an increase from the historically low levels experienced in recent periods is expected. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.

Table 18 - Analysis of Allowance for Loan Losses

(Dollars in thousands)	2006		2005		2004		2003		2002		2001

Allowance for loan losses:
Beginning balance	$189,705		$158,159		$160,333		$144,298		$150,614		$139,210
Provision for loan losses	83,129		67,678		48,348		86,698		92,184		93,220
Loans transferred to held for sale	—		—		(8,382)		—		—		—
Acquisitions/(divestitures), net	(1,470)		1,386		—		(2,652)		—		(1,337)
Charge-offs:
Commercial:
Commercial, financial and industrial	28,095		12,789		11,925		12,460		37,241		22,596
Real estate commercial	2,070		498		2,690		3,067		2,966		4,156
Real estate construction	115		2,805		779		7,642		3,367		968
Retail:
Real estate residential	23,405		18,744		21,271		35,809		36,726		30,532
Real estate construction	1,962		374		—		—		—		—
Other retail	6,753		6,101		7,094		9,920		19,979		20,603
Credit card receivables	6,226		10,839		12,870		13,538		12,862		13,369

Total charge-offs	68,626		52,150		56,629		82,436		113,141		92,224

Recoveries:
Commercial:
Commercial, financial and industrial	4,725		3,328		3,473		2,438		2,136		1,991
Real estate commercial	296		1,173		51		166		41		280
Real estate construction	—		—		10		1		—		—
Retail:
Real estate residential	4,307		5,300		4,517		4,820		4,693		2,788
Other retail	3,090		3,697		4,211		5,653		6,419		4,953
Credit card receivables	1,129		1,134		2,227		1,347		1,352		1,733

Total recoveries	13,547		14,632		14,489		14,425		14,641		11,745

Net charge-offs	55,079		37,518		42,140		68,011		98,500		80,479

Ending balance	$216,285		$189,705		$158,159		$160,333		$144,298		$150,614

Reserve for off-balance sheet commitments	$9,378		$10,650		$7,904		$7,804		$5,368		$4,759
Total of allowance for loan losses and reserve for off-balance sheet commitments	$225,663		$200,355		$166,063		$168,137		$149,666		$155,373

Loans and commitments:
Period end loans, net of unearned	$22,104,905		$20,611,998		$16,441,928		$14,021,318		$11,369,759		$10,291,954
Insured retail residential and construction loans*	729,842		826,904		665,909		862,675		785,270		—

Loans excluding insured loans	$21,375,063		$19,785,094		$15,776,019		$13,158,643		$10,584,489		$10,291,954

Off-balance sheet commitments**	$7,587,028		$9,090,618		$6,226,245		$5,464,097		$3,398,534		$2,895,681

Average loans, net of unearned	$21,504,175		$18,334,684		$15,440,501		$12,679,804		$10,645,590		$10,118,782

Ratios***:
Allowance to loans	.98%		.92%		.96%		1.14%		1.27%		1.46%
Allowance to loans excluding insured loans	1.01		.96		1.00		1.22		1.36		1.46
Allowance to net charge-offs	3.93	x	5.06	x	3.75	x	2.36	x	1.46	x	1.87	x
Net charge-offs to average loans	.26		.20		.27		.54		.93		.80

*	Whole-loan insurance is obtained on certain retail residential and construction loans. Insuring these loans absorbs credit risk and results in lower allowance for loan losses.
**	Amount of off-balance sheet commitments for which a reserve has been provided. See Note 25 - Derivatives and Off-Balance Sheet Arrangements for further details on off-balance sheet commitments.
***	Net of unearned income.
Certain previously reported amounts have been reclassified to agree with current presentation.

Components of the Allowance for Loan Losses
 The allowance for loan losses is composed of the following components: reserves for individually impaired commercial loans, reserves for commercial loans evaluated based on pools of credit graded loans, and reserves for pools of smaller-balance homogeneous retail and commercial loans. Reserves for individually impaired commercial loans are computed in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and are based on either the estimated collateral value less selling costs (if the loan is a collateral dependent loan), or the present value of expected future cash flows discounted at the loan’s effective interest rate. Reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans are determined in accordance with SFAS No. 5, “Accounting for Contingencies.” The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical losses from loans with similar characteristics, adjusted for current economic factors and trends. Table 19 gives a breakdown of the allowance allocation by major loan types and commercial loan grades on December 31, 2006, compared with December 31, 2005.

To assess the quality of individual commercial loans, all commercial loans are internally assigned a credit grade. During 2006, a new credit grading system was implemented that assigns credit grades ranging from grades 1 to 16. However, the allowance for loan losses continues to be based on historical losses which had assigned grades of 1 to 10. Therefore, to maintain the integrity and accuracy of the allowance methodology, at each reporting period we back-convert the new assigned loan grades to the old grades for proper assignment of reserves. The credit grading system is intended to identify and measure the credit quality of lending relationships by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship manager performs the process of classifying commercial loans into the appropriate credit grades initially as a component of the approval of the loan and has responsibility for insuring that the loan is properly graded throughout the life of the loan. The proper loan grade for all commercial loans in excess of $1 million is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, based on the size of the loan, credit officers examine and consider both financial and non-financial data as discussed in the credit grade definitions disclosed in Table 19. Loan grades are frequently reviewed by commercial loan review to determine if any changes in the circumstances of the loan require a different risk grade.

A reserve rate is established for each loan grade based on a historical three-year moving average of actual charge-offs. The reserve rate is then adjusted for current events, trends, and economic conditions that affect the asset quality of the loan portfolio. Some of the factors considered in making these adjustments include: levels of and trends in delinquencies; classified loans and nonaccrual loans; trends in outstandings and maturities; effects of changes in lending policies and underwriting guidelines; introduction of new loan products with different risk characteristics; experience, ability and depth of lending management and staff; migration trends of loan grades; and charge-off trends that may skew the historical three-year moving average. Finally, the reserve rates for each loan grade are reviewed quarterly to reflect local, regional and national economic trends; concentrations of cyclical industries; and the economic prospects for industry concentrations. To supplement management’s process in setting these additional adjustments, an economic model is used that evaluates the correlation between historical charge-offs and a number of state and national economic indicators. Also, all classified loans $1 million and greater are reviewed individually in accordance with SFAS No. 114, and a specific reserve is set based on the exposure (the difference between the outstanding loan amount and either the present value of expected future cash flows or the estimated net realizable value of the collateral) and the probability of loss.

Table 19 - Loans and Foreclosed Real Estate on December 31

	2006						2005

(Dollars in millions)	Commercial	Construction and Development	Commercial Real Estate	Total	% of Total	Allowance for Loan Losses	Total	% of Total	Allowance for Loan Losses

Internal grades:
1	$ 153	$ 10	$ —	$ 163	1%	$ —	$ 301	2%	$ 1
2	282	1	6	289	1	1	515	3	3
3	584	30	10	624	3	7	825	4	9
4	4,858	1,453	1,006	7,317	33	87	5,979	29	65
5	1,142	1,150	103	2,395	11	31	2,035	10	29
6	83	66	8	157	1	7	91	—	4
7	10	25	—	35	—	3	52	—	5
8, 9, 10 (Classifieds)	53	7	1	61	—	8	70	—	10

	7,165	2,742	1,134	11,041	50	144	9,868	48	126
Impaired loans:
Contractually past due	37	11	3	51	—	15	23	—	6
Contractually current	—	—	—	—	—	—	9	—	3

Total commercial and commercial real estate loans	7,202	2,753	1,137	11,092	50	159	9,900	48	135

Retail:
Real estate residential*				8,564	39	39	8,368	41	37
Real estate construction				2,085	9	7	1,925	9	4
Other retail				161	1	4	168	1	4
Credit card receivables				203	1	7	251	1	10

Total retail loans				11,013	50	57	10,712	52	55

Total loans				$22,105	100%	$ 216	$20,612	100%	$190

Foreclosed real estate:
Commercial	$ 14	$ —	$ 4	$ 18			$ 14
Retail				13			5
Mortgage banking				14			8
Foreclosed real estate from GNMA loans**				18			—

Total foreclosed real estate				$ 63			$ 27

* Includes real estate loans pledged against other collateralized borrowings.
** Prior to 2006 properties acquired by foreclosure through GNMA’s repurchase program were classified as receivables in Other Assets on the Consolidated Statements of Condition.
Loans are expressed net of unearned income. All data is based on internal loan classifications. Definitions of each credit grade are provided below:
Grade 1:	Firmly established, stable companies with excellent earnings, liquidity, and capital. Possess many of the same characteristics as Standard & Poor’s (S&P) AA rated companies.
Grade 2:	Well-established, stable companies with good to very good earnings, liquidity, and capital. Possess many of the same characteristics as S&P A rated companies.
Grade 3:	Reasonably well-established, stable companies with above average to good earnings, liquidity, and capital and with consistent, positive trends relative to industry norms.
Grade 4:	Reasonably well-established, stable companies with average earnings, liquidity, and capital.
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
Grade 8:

Significantly higher than normal probability that: (1) legal action will be required; (2) liquidation of collateral will be required; (3) there will be a loss; or all three will occur. This grade is believed to be substantially equivalent to the regulators’ classification of substandard.

Grade 9:

Excessive degree of risk. Financial and management deficiencies are well-defined and make the obligor’s ability to repay from anticipated sources under existing terms and conditions uncertain. Collateral shortfall and/or undeterminable collateral values exist. Timing and amount of loss are uncertain. This grade is believed to be substantially equivalent to the regulators’ classification of doubtful.

Grade 10:

Borrowers are deemed incapable of repayment and debt is deemed uncollectible. Loans should no longer be carried as an active bank asset. This grade is believed to be substantially equivalent to the regulators’ classification of loss.

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

Table 20 shows the reserve rates (percentage of allowance for loan losses to outstanding balances) by loan category. The average reserve rate for all commercial loans has remained relatively stable over the past three years at 1.30 percent in 2006, 1.28 percent in 2005, and 1.30 percent in 2004.

Table 20 - Average Reserve Rates

	2006	Loans % of Total	2005	Loans % of Total	2004	Loans % of Total	2003	Loans % of Total	2002	Loans % of Total

Commercial, commercial real estate and commercial construction*	1.30%	50.0	1.28%	47.9	1.30%	46.8	1.49%	43.7	1.29%	49.9
Impaired	29.41	.2	28.13	.2	28.57	.2	29.41	.2	30.61	.5
Retail real estate including loans pledged against other collateralized borrowings	.43	48.2	.40	49.9	.40	50.5	.56	52.6	.77	44.7
Other retail	2.48	.7	2.38	.8	2.96	1.0	2.35	1.5	1.05	2.5
Credit card receivables	3.45	.9	3.98	1.2	4.02	1.5	4.76	2.0	5.13	2.4

*	Excludes impaired loans.
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

The average reserve rate for retail real estate loans was .43 percent for 2006 compared to .40 percent for 2005 and 2004. This increase was primarily driven by deterioration in retail real estate construction loans. The average reserve rate for other retail loans, which represented less than one percent of total loans in 2006, was 2.48 percent for 2006 compared to 2.38 percent for 2005. The average reserve rate for credit card receivables, also less than one percent of total loans, decreased to 3.45 percent for 2006 from 3.98 in 2005 and 4.02 in 2004.

Nonperforming Assets
 Nonperforming loans consist of impaired, other nonaccrual and restructured loans. These, along with foreclosed real estate (excluding foreclosed real estate from GNMA loans), represent nonperforming assets. Impaired loans are those loans for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and for which recognition of interest income has been discontinued. Other nonaccrual loans are residential and other retail loans on which recognition of interest income has been discontinued.

Nonperforming assets increased to $139.0 million on December 31, 2006, from $79.7 million on December 31, 2005, as the loan portfolio grew $1.5 billion from December 31, 2005. Nonperforming assets in retail/commercial banking were $114.1 million for 2006 compared to $59.7 million for 2005. The retail/commercial banking nonperforming assets ratio increased to .52 percent from .29 percent in 2005. The nonperforming assets ratio continues to migrate from historically low levels due to maturation of the loan portfolio, issues with several commercial credits in the retail commercial bank’s traditional lending markets, and deterioration in the residential real estate portfolio reflecting the slow down in the housing market. In addition, retail/commercial banking foreclosed assets increased $12.3 million in 2006, which can be attributed to the growth and maturing of the retail loan portfolio. Mortgage banking nonperforming assets were $24.9 million for 2006 compared to $20.0 million for 2005 reflecting higher levels of foreclosed real estate. Foreclosed assets are either charged-off or written down to net realizable value at foreclosure.

Information regarding nonperforming assets and past-due loans is presented in Table 22. Table 21 gives additional information related to changes in nonperforming assets for 2004 through 2006.

Table 21 - Changes in Nonperforming Assets

(Dollars in thousands)	2006	2005	2004

Beginning balance	$ 79,669	$ 77,338	$ 76,195
Additional nonperforming assets	192,187	79,554	77,059
Payments, sales and other dispositions	(114,202)	(67,036)	(61,852)
Charge-offs	(18,626)	(10,187)	(14,064)

Ending balance	$ 139,028	$ 79,669	$ 77,338

Table 22 - Nonperforming Assets on December 31

(Dollars in thousands)	2006	2005	2004	2003	2002	2001

Retail/Commercial Banking:
Nonperforming loans*	$ 82,837	$ 40,771	$ 41,102	$ 43,228	$ 58,454	$ 41,671
Foreclosed real estate	31,230	18,932	19,247	14,677	8,188	9,924
Other assets	—	—	—	336	33	130

Total Retail/Commercial Banking	114,067	59,703	60,349	58,241	66,675	51,725

Mortgage Banking:
Nonperforming loans	10,793	11,488	8,458	8,556	5,733	21,285
Foreclosed real estate	14,168	8,478	8,531	9,398	3,263	12,065

Total Mortgage Banking	24,961	19,966	16,989	17,954	8,996	33,350

Total nonperforming assets	$139,028	$ 79,669	$ 77,338	$ 76,195	$ 75,671	$ 85,075

Foreclosed real estate from GNMA loans**	$ 18,121	$ —	$ —	$ —	$ —	$ —
Potential problem assets***	161,727	187,208	98,926	118,142	125,255	123,535
Loans 30 to 89 days past due	131,211	97,980	69,593	88,874	100,723	117,298
Loans 30 to 89 days past due - guaranteed portion	161	1,021	873	2,404	3,202	4,388
Loans 90 days past due	35,248	37,067	33,343	27,240	37,083	37,665
Loans 90 days past due - guaranteed portion	242	5,348	5,561	5,620	5,987	6,076
Loans held for sale 30 to 89 days past due****	31,264	45,788	56,379	73,458	10,731	11,415
Loans held for sale 30 to 89 days past due - guaranteed portion****	24,586	30,868	43,542	60,551	—	—
Loans held for sale 90 days past due****	131,944	176,591	180,617	198,955	—	—
Loans held for sale 90 days past due - guaranteed portion****	128,627	173,357	179,792	198,955	—	—

Ratios:
Allowance to nonperforming loans in the loan portfolio	261%	465%	385%	371%	247%	239%
Nonperforming assets to loans, foreclosed real estate and other assets (Retail/Commercial Banking)	.52	.29	.37	.42	.59	.51
Nonperforming assets to unpaid principal balance of servicing portfolio (Mortgage Banking)	.02	.02	.02	.03	.02	.07

*	Total impaired loans included in nonperforming loans were $76.3 million, $36.6 million, $34.8 million, $34.4 million, $49.3 million and $37.8 million for the years 2006 through 2001, respectively.
**	Prior to 2006 properties acquired by foreclosure through GNMA’s repurchase program were classified as receivables in “Other assets” on the Consolidated Statements of Condition.
***	Includes past due loans.
****

Prior to 2003 government guaranteed loans repurchased through GNMA’s repurchase program were classified as receivables in “Other assets” on the Consolidated Statements of Condition and are not included in past due loan statistics. Guaranteed loans include FHA, VA, student and GNMA loans repurchased through the GNMA repurchase program.

Certain previously reported amounts have been reclassified to agree with current presentation.

Past Due Loans and Potential Problem Assets
 Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Past due loans in the loan portfolio were stable at $35.2 million on December 31, 2006 compared to $37.1 million on December 31, 2005, with a ratio of past due loans in the loan portfolio to total loans of ..16 percent on December 31, 2006, compared to .18 percent on December 31, 2005. Loans 30 to 89 days past due increased $33.2 million to $131.2 million while the ratio of portfolio loans 30 to 89 days past due to total loans increased to ..59 percent on December 31, 2006 compared to .48 percent on December 31, 2005. This increase is primarily due to the slow-down in loan growth and the maturing of the retail portfolio. The ratio continues to remain below historical levels. Additional historical past due loan information can be found in Table 22.

Potential problem assets in the loan portfolio, which includes loans past due 90 days or more but excludes nonperforming assets, decreased to $161.7 million, or .73 percent of total loans, on December 31, 2006, from $187.2 million, or .91 percent of total loans, on December 31, 2005. The current expectation of losses from potential problem assets has been included in management’s analysis for assessing the adequacy of the allowance for loan losses. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower’s ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for loans classified substandard.

Mortgage Banking
 First Horizon Home Loans originates mortgage loans through its retail and wholesale operations and also purchases mortgage loans from third-party mortgage bankers (known as correspondent brokers) for sale to secondary market investors and subsequently services the majority of those loans. The secondary market for mortgages allows First Horizon Home Loans to sell mortgage loans to investors, including GSE, such as FNMA, FHLMC and GNMA. Many private investors are also active in the secondary market as issuers and investors. The majority of First Horizon Home Loans’ mortgage loans are sold through transactions with government agencies. The risk of credit loss with regard to the principal amount of the loans sold is generally transferred to investors upon sale to the secondary market. To the extent that transferred mortgage loans are subsequently determined not to meet the agreed-upon qualifications or criteria, or to the extent that transferred mortgages default shortly after the sale, the purchaser has the right to return those loans to First Horizon Home Loans. In addition, certain mortgage loans are sold to investors with limited or full recourse in the event of mortgage foreclosure (refer to discussion of foreclosure reserves under Critical Accounting Policies).

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES
 FHN’s accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. The consolidated financial statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if (a) the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (b) different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of FHN’s financial condition, changes in financial condition or results of operations.

It is management’s practice to discuss critical accounting policies with the Board of Directors’ Audit Committee including the development, selection and disclosure of the critical accounting estimates. Management believes the following critical accounting policies are both important to the portrayal of the company’s financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available as of the date of the financial statements.

Effective January 1, 2006, FHN elected early adoption of Statement SFAS No. 156. This amendment to Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140) requires servicing rights be initially measured at fair value. Subsequently, companies are permitted to elect, on a class-by-class basis, either fair value or amortized cost accounting for servicing rights. FHN elected fair value accounting for all classes of mortgage servicing rights. Accordingly, FHN recognized the cumulative effect of a change in accounting principle totaling $.2 million, net of tax, representing the excess of the fair value of the servicing asset over the recorded value on January 1, 2006.

Mortgage Servicing Rights and Other Related Retained Interests
 When FHN sells mortgage loans in the secondary market to investors, it generally retains the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. An amount is capitalized as MSR on the Consolidated Statements of Condition. In 2005 these amounts were included at the lower of cost, net of accumulated amortization, or fair value. The cost basis of MSR qualifying for SFAS No. 133 fair value hedge accounting was adjusted to reflect changes in fair value. With the adoption of SFAS No. 156 on January 1, 2006, these amounts are included at current fair value. The changes in carrying value of MSR are included as a component of Mortgage Banking – Noninterest Income on the Consolidated Statements of Income.

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

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR, such as interest rates, type of product (fixed vs. variable), age (new, seasoned, moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by other participants in the mortgage banking business and reviews estimated fair values and assumptions with third-party brokers and other service providers on a quarterly basis. FHN also compares its estimates of fair value and assumptions to recent market activity and against its own experience.

Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires FHN to make several critical assumptions based upon current market and loan production data.

Prepayment speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized MSR. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, First Horizon Home Loans utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors, including First Horizon Home Loans’ own historical prepayment experience. For purposes of model valuation, estimates are made for each product type within the MSR portfolio on a monthly basis.

Table 23 - Mortgage Banking Prepayment Assumptions

	2006	2005	2004

Prepayment speeds
Actual	17.4%	24.8%	27.8%
Estimated*	13.9	22.4	23.8

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

First Horizon Home Loans engages in a process referred to as “price discovery” on a quarterly basis to assess the reasonableness of the estimated fair value of MSR. Price discovery is conducted through a process of obtaining the following information: (a) quarterly informal (and an annual formal) valuation of the servicing portfolio by an independent third party: a prominent mortgage-servicing broker, and (b) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the mortgage banking business. Although there is no single source of market information that can be relied upon to assess the fair value of MSR, First Horizon Home Loans reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. On December 31, 2006, 2005 and 2004, First Horizon Home Loans determined that its MSR valuations and assumptions were reasonable based on the price discovery process.

The First Horizon Risk Management Committee (FHRMC) reviews the overall assessment of the estimated fair value of MSR monthly. The FHRMC is responsible for approving the critical assumptions used by management to determine the estimated fair value of First Horizon Home Loans’ MSR. In addition each quarter, FHN’s MSR Committee reviews the initial capitalization rates for newly originated MSR, the assessment of the fair value of MSR and the source of significant changes to the MSR carrying value.

Hedging the Fair Value of MSR
First Horizon Home Loans enters into financial agreements to hedge MSR in order to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. Specifically, First Horizon Home Loans enters into interest rate contracts (including swaps, swaptions, and mortgage forward sales contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged for economic purposes.

Prior to the adoption of SFAS No. 156, First Horizon Home Loans hedged the changes in MSR value attributable to changes in the benchmark interest rate (10-year LIBOR swap rate). The vast majority of MSR routinely qualified for hedge accounting under SFAS No. 133. For purposes of measuring effectiveness of the hedge, time decay and recognized net interest income, including changes in value attributable to changes in spot and forward prices, if applicable, were excluded from the change in value of the related derivatives. Interest rate derivative contracts used to hedge against interest rate risk in the servicing portfolio were designated to specific risk tranches of servicing. Hedges were reset at least monthly and more frequently, as needed, to respond to changes in interest rates or hedge composition. Generally, a coverage ratio approximating 100 percent was maintained on hedged MSR. Prior to acquiring a new hedge instrument, First Horizon Home Loans performed a prospective evaluation of anticipated hedge effectiveness by reviewing the historical regression between the underlying index of the proposed hedge instrument and the mortgage rate. At the end of each hedge period, the change in the fair value of the hedged MSR asset due to the change in benchmark interest rate was calculated and became a historical data point. Retrospective hedge effectiveness was determined by performing a regression analysis of all collected data points over a rolling 12-month period. Effective hedging under SFAS No. 133 resulted in adjustments to the recorded value of the MSR. These basis adjustments, as well as the change in fair value of derivatives attributable to effective hedging, were included as a component of servicing income in mortgage banking noninterest income.

MSR subject to SFAS No. 133 hedges totaled $1.3 billion on December 31, 2005. Related derivative net liabilities were $21.2 million on December 31, 2005. Pursuant to SFAS No. 133, the basis in MSR that qualified for hedge accounting was adjusted for the impact of hedge performance in net servicing income. Included in servicing income in mortgage banking noninterest income for 2005 was a net loss of $1.9 million, representing fair value hedge ineffectiveness and a net gain of $13.9 million, representing recognized net interest income, net of time decay, which was excluded from the assessment of hedge effectiveness.

With the adoption of SFAS No. 156, First Horizon Home Loans no longer evaluates prospective or retrospective hedge performance for qualification as a SFAS No. 133 hedge. The hedges are economic hedges only, and are terminated and reestablished as needed to respond to changes in market conditions. Changes in the value of the hedges continue to be recognized as a component of net servicing income in mortgage banking noninterest income. Successful economic hedging will help minimize earnings volatility that may result when carrying MSR at fair value.

First Horizon Home Loans generally experiences increased loan origination and production in periods of low interest rates which, at the time of sale, result in the capitalization of new MSR associated with new production. This provides for a “natural hedge” in the mortgage-banking business cycle. New production and origination does not prevent First Horizon Home Loans from recognizing losses due to reduction in carrying value of existing servicing rights as a result of prepayments; rather, the new production volume results in loan origination fees and the capitalization of MSR as a component of realized gains related to the sale of such loans in the secondary market, thus the natural hedge, which tends to offset a portion of the reduction in MSR carrying value during a period of low interest rates. In a period of increased borrower prepayments, these losses can be significantly offset by a strong replenishment rate and strong net margins on new loan originations. To the extent that First Horizon Home Loans is unable to maintain a strong replenishment rate, or in the event that the net margin on new loan originations declines from historical experience, the value of the natural hedge may diminish, thereby significantly impacting the results of operations in a period of increased borrower prepayments.

First Horizon Home Loans does not specifically hedge the change in fair value of MSR attributed to other risks, including unanticipated prepayments (representing the difference between actual prepayment experience and estimated prepayments derived from the model, as described above), basis risk (meaning, the risk that changes in the benchmark interest rate may not correlate to changes in the mortgage market interest rate), discount rates, cost to service and other factors. To the extent that these other factors result in changes to the fair value of MSR, First Horizon Home Loans experiences volatility in current earnings due to the fact that these risks are not currently hedged.

Excess Interest (Interest-Only Strips) Fair Value – Residential Mortgage Loans
In certain cases, when First Horizon Home Loans sells mortgage loans in the secondary market, it retains an interest in the mortgage loans sold primarily through excess interest. These financial assets represent rights to receive earnings from serviced assets that exceed contractually specified servicing fees. Consistent with MSR, the fair value of excess interest typically rises as market interest rates increase and declines as market interest rates decrease. Additionally, similar to MSR, the market for excess interest is limited, and the precise terms of transactions involving excess interest are not typically readily available. Accordingly, First Horizon Home Loans relies primarily on a discounted cash flow model to estimate the fair value of its excess interest.

Estimating the cash flow components and the resultant fair value of the excess interest requires First Horizon Home Loans to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by First Horizon Home Loans to estimate the fair value of excess interest include prepayment speeds and discount rates, as discussed above. First Horizon Home Loans’ excess interest is included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of mortgage banking noninterest income on the Consolidated Statements of Income.

Hedging the Fair Value of Excess Interest
 First Horizon Home Loans utilizes derivatives (including swaps, swaptions, and mortgage forward sales contracts) that change in value inversely to the movement of interest rates to protect the value of its excess interest as an economic hedge. Realized and unrealized gains and losses associated with the change in fair value of derivatives used in the economic hedge of excess interest are included in current earnings in mortgage banking noninterest income as a component of servicing income. Excess interest is included in trading securities with changes in fair value recognized currently in earnings in mortgage banking noninterest income as a component of servicing income.

The extent to which the change in fair value of excess interest is offset by the change in fair value of the derivatives used to hedge this asset depends primarily on the hedge coverage ratio maintained by First Horizon Home Loans. Also, as noted above, to the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments, which could significantly impact First Horizon Home Loans’ ability to effectively hedge certain components of the change in fair value of excess interest and could result in significant earnings volatility.

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

Estimating the cash flow components and the resultant fair value of the residual-interest certificates requires FHN to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by FHN to estimate the fair value of residual-interest certificates include prepayment speeds, credit losses and discount rates, as discussed above. FHN’s residual-interest certificates are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of other income on the Consolidated Statements of Income. FHN does not utilize derivatives to hedge against changes in the fair value of residual-interest certificates.

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

First Horizon Home Loans’ warehouse (first-lien mortgage loans held for sale) is subject to changes in fair value, primarily due to fluctuations in interest rates from the loan closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declines in value when interest rates increase and rises in value when interest rates decrease. To mitigate this risk, First Horizon Home Loans enters into forward sales contracts and futures contracts to provide an economic hedge against those changes in fair value on a significant portion of the warehouse. These derivatives are recorded at fair value with changes in fair value recorded in current earnings as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

To the extent that these interest rate derivatives are designated to hedge specific similar assets in the warehouse and prospective analyses indicate that high correlation is expected, the hedged loans are considered for hedge accounting under SFAS No. 133. Anticipated correlation is determined based on the historical regressions between the change in fair value of the derivatives and the change in fair value of hedged mortgage loans. Beginning in fourth quarter 2005, anticipated correlation is determined by projecting a dollar offset relationship for each tranche based on anticipated changes in the fair value of the hedged mortgage loans and the related derivatives in response to various interest rate shock scenarios. Hedges are reset daily and the statistical correlation is calculated using these daily data points. Retrospective hedge effectiveness is measured using the regression results. First Horizon Home Loans generally maintains a coverage ratio (the ratio of expected change in the fair value of derivatives to expected change in the fair value of hedged assets) of approximately 100 percent on warehouse loans accounted for under SFAS No. 133.

Warehouse loans qualifying for SFAS No. 133 hedge accounting treatment totaled $1.2 billion and $1.4 billion on December 31, 2006 and 2005, respectively. The balance sheet impacts of the related derivatives were net assets of $1.8 million and net liabilities of $.5 million on December 31, 2006 and 2005, respectively. Included as a component of the gain or loss on the sale of loans in mortgage banking noninterest income were net losses of $11.5 million, $1.2 million, and $16.6 million in 2006, 2005 and 2004, respectively, representing fair value hedge ineffectiveness. Pursuant to SFAS No. 133, the basis in loans that qualify for hedge accounting are adjusted for the impact of hedge performance through gain or loss on the sale of loans.

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

For the periods ended December 31, 2006 and 2005, the valuation model utilized to estimate the fair value of interest rate lock commitments assumes a zero fair value on the date of the lock with the borrower. Subsequent to the lock date, the model calculates the change in value due solely to the change in interest rates resulting in net assets with estimated fair values of $10.9 million and $8.3 million on December 31, 2006 and 2005, respectively.

Foreclosure Reserves
 As discussed above, First Horizon Home Loans typically originates mortgage loans with the intent to sell those loans to GSE and other private investors in the secondary market. Certain of the mortgage loans are sold with limited or full recourse in the event of foreclosure. On December 31, 2006 and 2005, the outstanding principal balance of mortgage loans sold with limited recourse arrangements where some portion of the principal is at risk and serviced by First Horizon Home Loans was $3.0 billion and $3.1 billion, respectively. Additionally, on December 31, 2006 and 2005, $5.0 billion and $5.7 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where the risk is limited to interest and servicing advances. On December 31, 2006 and 2005, $116.4 million and $147.3 million, respectively, of mortgage loans were outstanding which were sold under full recourse arrangements.

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

Management closely monitors historical experience, borrower payment activity, current economic trends and other risk factors, and establishes a reserve for foreclosure losses for loans sold with limited or full recourse, loans serviced with full recourse, and loans sold with general representations and warranties, including early payment defaults. Management believes the foreclosure reserve is sufficient to cover incurred foreclosure losses relating to loans being serviced as well as loans sold where the servicing was not retained. The reserve for foreclosure losses is based upon a historical progression model using a rolling 12-month average, which predicts the probability or frequency of a mortgage loan entering foreclosure. In addition, other factors are considered, including qualitative and quantitative factors (e.g., current economic conditions, past collection experience, risk characteristics of the current portfolio and other factors), which are not defined by historical loss trends or severity of losses. On December 31, 2006 and 2005, the foreclosure reserve was $14.0 million and $16.4 million, respectively. While the servicing portfolio has grown from $95.3 billion on December 31, 2005, to $101.8 billion on December 31, 2006, the foreclosure reserve has decreased primarily due to the decline in the limited and full recourse portfolios. This decrease was partially offset by increased reserves for loans sold with recourse for early payment default. Table 24 provides a summary of reserves for foreclosure losses for the years ended December 31, 2006, 2005 and 2004.

Table 24 - Reserves for Foreclosure Losses

(Dollars in thousands)	2006	2005	2004

Beginning balance	$ 16,372	$ 18,500	$ 22,323
Provision for foreclosure losses	13,897	8,562	3,574
Charge-offs	(18,363)	(13,224)	(11,448)
Recoveries	2,130	2,534	4,051

Ending balance	$ 14,036	$ 16,372	$ 18,500

Allowance for Loan Losses
 Management’s policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectibility of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the allowance for loan losses is a “critical accounting estimate” because: changes in it can materially affect the provision for loan losses and net income, it requires management to predict borrowers’ likelihood or capacity to repay, and it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. This critical accounting estimate applies primarily to the Retail/Commercial Banking segment. The Credit Policy and Executive Committees of FHN’s board of directors review quarterly the level of the allowance for loan losses.

FHN’s methodology for estimating the allowance for loan losses is not only critical to the accounting estimate, but to the credit risk management function as well. Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent) or the present value of expected future cash flows; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) retail loans are segmented based on loan types and credit score bands and loan to value; (4) reserve rates for each portfolio segment are calculated based on historical charge-offs and are adjusted by management to reflect current events, trends and conditions (including economic factors and trends); and (5) management’s estimate of probable incurred losses reflects the reserve rate applied against the balance of loans in each segment of the loan portfolio.

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

While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates. There have been no significant changes to the methodology for the years ended December 31, 2006, 2005 and 2004.

Goodwill and Assessment of Impairment
 FHN’s policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Accounting standards require management to estimate the fair value of each reporting unit in making the assessment of impairment at least annually. As of October 1, 2006, FHN engaged an independent valuation firm to compute the fair value estimates of each reporting unit as part of its annual impairment assessment. The independent valuation utilized three separate valuation methodologies and applied a weighted average to each methodology in order to determine fair value for each reporting unit. The valuation as of October 1, 2006, indicated no goodwill impairment for any of the reporting units.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a “critical accounting estimate” because estimates and assumptions are made about FHN’s future performance and cash flows, as well as other prevailing market factors (interest rates, economic trends, etc.). FHN’s policy allows management to make the determination of fair value using internal cash flow models or by engaging independent third parties. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the Retail/Commercial Banking, Mortgage Banking and Capital Markets business segments. Reporting units have been defined as the same level as the operating business segments.

The impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes “step one” of the impairment test by comparing the fair value of each reporting unit (as determined based on the discussion below) with the recorded book value (or “carrying amount”) of its net assets, with goodwill included in the computation of the carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and “step two” of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, step two of the impairment test is performed to determine the amount of impairment. Step two of the impairment test compares the carrying amount of the reporting unit’s goodwill to the “implied fair value” of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance is the implied fair value used in step two. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value.

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

While management uses the best information available to estimate future performance for each reporting unit, future adjustments to management’s projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Contingent Liabilities
 A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. FHN estimates its contingent liabilities based on management’s estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, which considers the outcome of various lawsuits as they are determined and the value of legal claims, and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management’s estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or I.R.S. positions, will not differ from management’s assessments. Whenever practicable, management consults with third party experts (attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements. Note 18 – Restrictions, Contingencies and Other Disclosures provides additional information.

QUARTERLY FINANCIAL INFORMATION

Table 25 - Summary of Quarterly Financial Information

	2006				2005

(Dollars in millions except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Summary income information:
Interest income	$604.6	$612.5	$578.6	$533.4	$519.5	$497.4	$438.5	$384.8
Interest expense	358.6	360.9	325.0	287.7	264.7	237.3	196.8	157.4
Provision for loan losses	23.0	23.7	18.6	17.8	16.2	22.6	15.8	13.1
Noninterest income	316.4	317.9	335.0	197.6	322.6	342.2	319.6	322.9
Noninterest expense	431.6	452.9	423.0	435.1	414.9	421.7	405.8	384.5
Income from continuing operations	76.3	67.2	103.9	3.4	103.6	108.1	96.2	102.8
Income from discontinued operations, net of tax	.2	(.1)	.4	210.3	5.4	4.9	3.8	3.0
Cumulative effect of changes in accounting principle, net of tax	—	—	—	1.3	(3.1)	—	—	—
Net income	76.5	67.1	104.3	215.0	105.9	113.0	100.0	105.8

Earnings per common share from continuing operations	$.61	$.54	$.84	$.03	$.82	$.86	$.77	$.82
Earnings per common share before cumulative effect of changes in accounting principle	.61	.54	.84	1.70	.86	.90	.80	.85
Earnings per common share	.61	.54	.84	1.71	.83	.90	.80	.85
Diluted earnings per common share from continuing operations	.60	.53	.82	.03	.80	.83	.74	.80
Diluted earnings per common share before cumulative effect of changes in accounting principle	.60	.53	.82	1.66	.84	.87	.77	.83
Diluted earnings per common share	.60	.53	.82	1.67	.81	.87	.77	.83

Common stock information:
Closing price per share:
High	$41.90	$42.76	$42.42	$41.68	$40.02	$44.55	$43.26	$44.28
Low	38.23	38.01	38.64	37.20	35.13	36.35	38.77	40.00
Period-end	41.78	38.01	40.20	41.65	38.44	36.35	42.20	40.79
Dividends declared per share	.45	.45	.45	.45	.45	.43	.43	.43

Certain previously reported amounts have been reclassified to agree with current presentation.

ACCOUNTING CHANGES

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued Derivatives Implementation

Group Issue B 40, “Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets” (DIG B40). DIG B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG B40 are effective for fiscal years beginning after September 15, 2006. Since FHN presents all retained interests in its propriety securitizations as trading securities and due to the clarifying guidance of DIG B40, FHN does not expect the adoption of SFAS No. 155 to be significant to the results of operations.

In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) was issued. FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Adoption of FIN 48 requires a cumulative effect adjustment to the beginning balance of retained earnings for differences between the tax benefits recognized in the statements of condition prior to the adoption of FIN 48 and the amounts reported after adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. While FHN continues to evaluate the effect of adopting FIN 48, management does not expect FIN 48 to have a material effect on retained earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157), which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, with early adoption permitted for fiscal years in which financial statements have not been issued. FHN is currently assessing the financial impact of adopting SFAS No. 157.

In September 2006, the consensus reached in EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (EITF 06-4) was ratified by the FASB. EITF 06-4 requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related insurance arrangements. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with the guidance applied using either a retrospective approach or through a cumulative-effect adjustment to beginning retained earnings. FHN is currently assessing the financial impact of adopting EITF 06-4.

In September 2006, the consensus reached in EITF Issue No. 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (EITF 06-5) was ratified by the FASB. EITF 06-5 provides that in addition to cash surrender value, the asset recognized for a life insurance contract should consider certain other provisions included in a policy’s contractual terms with additional amounts being discounted if receivable beyond one year. Additionally, EITF 06-5 requires that the determination of the amount that could be realized under an insurance contract be performed at the individual policy level. EITF 06-5 is effective January 1, 2007, with the guidance applied using either a retrospective approach or through a cumulative-effect adjustment to beginning retained earnings. FHN expects to recognize a reduction of retained earnings approximating $550,000 as a result of adopting EITF 06-5.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007, with early adoption permitted for fiscal years in which interim financial statements have not been issued, provided that all of the provisions of SFAS No. 157 are early adopted as well. FHN is currently assessing the financial impact of adopting SFAS No. 159.

GLOSSARY OF SELECTED FINANCIAL TERMS

Allowance for Loan Losses - Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Basis Point - The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

Book Value Per Common Share - A ratio determined by dividing shareholders’ equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial Paper - A short-term unsecured debt obligation of the parent company with maturities typically of less than 90 days.

Commercial and Standby Letters of Credit - Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers’ payables and receivables. Standby letters of credit are issued by an entity to ensure its customers’ performance in dealing with others.

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

Diluted Earnings Per Common Share - Net income, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Earning Assets - Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings Per Common Share - Net income, divided by the weighted average number of common shares.

Fully Taxable Equivalent (FTE) - Reflects the rate of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Interest-Only Strip - Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

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

Interest Rate Swaptions - Are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

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

Net Interest Income (NII) - Interest income less interest expense.

Net Interest Margin (NIM) - Expressed as a percentage, net interest margin is a ratio computed by dividing fully taxable equivalent net interest income by average earning assets.

Net Interest Spread - The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual Loans - Loans on which interest accruals have been discontinued due to the borrower’s financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

Nonperforming Assets - Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and repossessed assets.

Origination Fees - A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

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

Residual-Interest Certificates - Financial assets which represent rights to receive earnings to the extent of excess income generated by the underlying loan collateral of certain mortgage-backed securities, which is not needed to meet contractual obligations of senior security holders.

Return on Average Assets (ROA) - A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Equity (ROE) - A measure of profitability that indicates what an institution earned on its shareholders’ investment. ROE is calculated by dividing net income by total average shareholders’ equity.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Risk-Adjusted Assets - A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization’s assets and off-balance sheet financial instruments.

Tier 1 Capital Ratio - Ratio consisting of shareholders’ equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Total Capital Ratio - Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

FIRST HORIZON NATIONAL CORPORATION
REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL
REPORTING

Management of First Horizon National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon National Corporation’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of First Horizon National Corporation’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2006.

First Horizon National Corporation’s independent auditors have issued an attestation report on management’s assessment of First Horizon National Corporation’s internal control over financial reporting. That report appears on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that First Horizon National Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control –  Integrated Framework issued by COSO. Also, in our opinion, First Horizon National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control –  Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

Memphis, Tennessee
February 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Horizon National Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for share-based payments and servicing rights effective January 1, 2006 and, effective December 31, 2006, its method of accounting for defined pension and postretirement benefit plans.

Memphis, Tennessee
February 26, 2007

CONSOLIDATED STATEMENTS OF CONDITION

	December 31

(Dollars in thousands)	2006	2005

Assets:
Cash and due from banks (Note 18)	$ 976,619	$ 945,547
Federal funds sold and securities purchased under agreements to resell	1,202,537	1,485,199

Total cash and cash equivalents	2,179,156	2,430,746

Investment in bank time deposits	18,037	10,687
Trading securities	2,230,745	2,133,428
Loans held for sale	2,873,577	4,424,267
Securities available for sale (Note 3)	3,890,151	2,912,103
Securities held to maturity (fair value of $272 on December 31, 2006, and $390 on December 31, 2005) (Note 3)	269	383
Loans, net of unearned income (Note 4)	22,104,905	20,611,998
Less: Allowance for loan losses	216,285	189,705

Total net loans	21,888,620	20,422,293

Mortgage servicing rights, net (Note 6)	1,533,942	1,314,629
Goodwill (Note 7)	275,582	281,440
Other intangible assets, net (Note 7)	64,530	76,647
Capital markets receivables	732,282	511,508
Premises and equipment, net (Note 5)	451,708	408,539
Real estate acquired by foreclosure	63,519	27,410
Discontinued assets	416	163,545
Other assets	1,715,725	1,461,436

Total assets	$37,918,259	$36,579,061

Liabilities and shareholders’ equity:
Deposits:
Savings	$ 3,354,180	$ 2,795,723
Time deposits	2,924,050	2,478,946
Other interest-bearing deposits	1,969,700	1,909,349
Certificates of deposit $100,000 and more	6,517,629	10,931,695

Interest-bearing	14,765,559	18,115,713
Noninterest-bearing	5,447,673	5,201,844

Total deposits	20,213,232	23,317,557

Federal funds purchased and securities sold under agreements to repurchase (Note 9)	4,961,799	3,735,742
Trading liabilities (Note 9)	789,957	793,638
Commercial paper and other short-term borrowings (Note 9)	1,258,513	802,017
Term borrowings	5,243,961	3,437,643
Other collateralized borrowings	592,399	—

Total long-term debt (Note 10)	5,836,360	3,437,643

Capital markets payables	799,489	591,404
Discontinued liabilities	6,966	122,026
Other liabilities	1,294,283	1,136,221

Total liabilities	35,160,599	33,936,248

Preferred stock of subsidiary (Note 12)	295,270	295,274

Shareholders’ equity:
Preferred stock - no par value (5,000,000 shares authorized, but unissued)	—	—
Common stock - $.625 par value (shares authorized - 400,000,000; shares issued - 124,865,982 on December 31, 2006 and 126,222,327 on December 31, 2005)	78,041	78,889
Capital surplus	312,521	404,964
Undivided profits	2,144,276	1,905,930
Accumulated other comprehensive loss, net (Note 15)	(72,448)	(42,244)

Total shareholders’ equity	2,462,390	2,347,539

Total liabilities and shareholders’ equity	$37,918,259	$36,579,061

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31

(Dollars in thousands except per share data)	2006	2005	2004

Interest income:
Interest and fees on loans	$ 1,591,006	$1,133,490	$ 774,688
Interest on investment securities	186,763	124,471	104,144
Interest on loans held for sale	288,161	377,882	226,832
Interest on trading securities	171,063	138,521	53,398
Interest on other earning assets	92,118	65,810	7,740

Total interest income	2,329,111	1,840,174	1,166,802

Interest expense:
Interest on deposits:
Savings	88,510	44,435	19,596
Time deposits	120,276	79,013	60,060
Other interest-bearing deposits	24,479	15,448	4,820
Certificates of deposit $100,000 and more	493,177	363,983	108,003
Interest on trading liabilities	76,064	80,191	20,017
Interest on short-term borrowings	248,915	171,936	47,740
Interest on long-term debt	280,753	101,141	50,255

Total interest expense	1,332,174	856,147	310,491

Net interest income	996,937	984,027	856,311
Provision for loan losses	83,129	67,678	48,348

Net interest income after provision for loan losses	913,808	916,349	807,963

Noninterest income:
Capital markets	383,047	353,005	376,558
Mortgage banking	370,613	479,619	444,758
Deposit transactions and cash management	168,599	156,190	148,511
Revenue from loan sales and securitizations	51,675	47,575	23,115
Insurance commissions	46,632	54,091	56,109
Trust services and investment management	41,514	44,614	47,274
Equity securities gains/(losses), net	10,271	(579)	2,040
Debt securities (losses)/gains, net	(75,900)	1	18,708
Gains on divestitures	—	7,029	1,200
All other income and commissions (Note 14)	170,442	165,711	163,558

Total noninterest income	1,166,893	1,307,256	1,281,831

Adjusted gross income after provision for loan losses	2,080,701	2,223,605	2,089,794

Noninterest expense:
Employee compensation, incentives and benefits	1,023,685	988,946	899,803
Occupancy	116,670	104,161	87,570
Equipment rentals, depreciation and maintenance	73,882	74,367	70,400
Operations services	70,041	71,949	59,642
Communications and courier	53,249	54,388	47,930
Amortization of intangible assets	11,462	10,700	6,157
All other expense (Note 14)	393,632	322,383	290,306

Total noninterest expense	1,742,621	1,626,894	1,461,808

Income before income taxes	338,080	596,711	627,986
Provision for income taxes (Note 16)	87,278	185,988	197,918

Income from continuing operations	250,802	410,723	430,068
Income from discontinued operations, net of tax	210,767	17,072	15,640

Income before cumulative effect of changes in accounting principle	461,569	427,795	445,708
Cumulative effect of changes in accounting principle, net of tax	1,345	(3,098)	—

Net income	$ 462,914	$ 424,697	$ 445,708

Earnings per common share from continuing operations (Note 17)	$ 2.02	$ 3.27	$ 3.45
Earnings per common share from discontinued operations, net of tax (Note 17)	1.69	.14	.12
Earnings/(loss) per common share from cumulative effect of changes in accounting principle (Note 17)	.01	(.03)	—

Earnings per common share (Note 17)	$ 3.72	$ 3.38	$ 3.57

Diluted earnings per common share from continuing operations (Note 17)	$ 1.96	$ 3.17	$ 3.35
Diluted earnings per common share from discontinued operations, net of tax (Note 17)	1.65	.14	.12
Diluted earnings/(loss) per common share from cumulative effect of changes in accounting principle (Note 17)	.01	(.03)	—

Diluted earnings per common share (Note 17)	$ 3.62	$ 3.28	$ 3.47

Weighted average common shares (Note 17)	124,453	125,475	124,730

Diluted average common shares (Note 17)	127,917	129,364	128,436

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)	Common Shares	Total	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive (Loss)/Income

Balance, December 31, 2003	124,834	$ 1,890,318	$ 78,021	$ 148,916	$ 1,662,699	$ 682
Adjustment to reflect change in accounting for employee share-based compensation	—	31,327	—	119,376	(88,049)	—
Net income	—	445,708	—	—	445,708	—
Other comprehensive income:
Unrealized fair value adjustments, net of tax:
Securities available for sale	—	(10,291)	—	—	—	(10,291)
Minimum pension liability, net of tax	—	(319)	—	—	—	(319)

Comprehensive income	—	466,425	—	119,376	357,659	(10,610)

Cash dividends declared ($1.63/share)	—	(201,316)	—	—	(201,316)	—
Common stock repurchased	(4,134)	(184,102)	(2,584)	(61,577)	(119,941)	—
Common stock issued for stock options and restricted stock	2,716	67,068	1,697	65,371	—	—
Tax benefit from incentive plans	—	12,156	—	12,156	—	—
Stock-based compensation expense	—	23,583	—	23,583	—	—
Other	116	3	73	(73)	3	—

Balance, December 31, 2004	123,532	2,074,135	77,207	307,752	1,699,104	(9,928)
Net income	—	424,697	—	—	424,697	—
Other comprehensive income:
Unrealized fair value adjustments, net of tax:
Cash flow hedges	—	(77)	—	—	—	(77)
Securities available for sale	—	(32,375)	—	—	—	(32,375)
Minimum pension liability, net of tax	—	136	—	—	—	136

Comprehensive income	—	392,381	—	—	424,697	(32,316)

Cash dividends declared ($1.74/share)	—	(217,835)	—	—	(217,835)	—
Common stock repurchased	(11)	(488)	(7)	(481)	—	—
Common stock issued for:
Stock options and restricted stock	2,037	41,073	1,274	39,799	—	—
Acquisitions	608	24,893	380	24,513	—	—
Tax benefit from incentive plans	—	2,453	—	2,453	—	—
Stock-based compensation expense	—	30,963	—	30,963	—	—
Other	56	(36)	35	(35)	(36)	—

Balance, December 31, 2005	126,222	2,347,539	78,889	404,964	1,905,930	(42,244)
Net income	—	462,914	—	—	462,914	—
Other comprehensive income:
Unrealized fair value adjustments, net of tax:
Cash flow hedges	—	427	—	—	—	427
Securities available for sale	—	46,224	—	—	—	46,224
Minimum pension liability, net of tax	—	(197)	—	—	—	(197)

Comprehensive income	—	509,368	—	—	462,914	46,454

Cash dividends declared ($1.80/share)	—	(224,532)	—	—	(224,532)	—
Common stock repurchased	(4,088)	(168,654)	(2,555)	(166,099)	—	—
Common stock issued for:
Stock options and restricted stock	2,469	57,174	1,543	55,631	—	—
Acquisitions	13	486	8	478	—	—
Tax benefit from incentive plans	—	3,592	—	3,592	—	—
Stock-based compensation expense	—	15,891	—	15,891	—	—
Adjustment to reflect change in accounting for employee stock option forfeitures	—	(1,780)	—	(1,780)	—	—
Adjustment to initially apply SFAS No. 158, net of tax	—	(76,658)	—	—	—	(76,658)
Other	250	(36)	156	(156)	(36)	—

Balance, December 31, 2006	124,866	$ 2,462,390	$ 78,041	$ 312,521	$ 2,144,276	$ (72,448)

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31

(Dollars in thousands)		2006	2005	2004

Operating	Net income	$ 462,914	$ 424,697	$ 445,708
Activities	Adjustments to reconcile net income to net cash provided/(used) by operating activities:
	Provision for loan losses	83,129	67,678	48,348
	Provision for deferred income tax	102,738	31,562	39,647
	Depreciation and amortization of premises and equipment	53,550	51,844	48,731
	Amortization and impairment of mortgage servicing rights	—	230,044	191,363
	Amortization of intangible assets	11,687	13,734	9,541
	Net other amortization and accretion	79,569	81,453	73,105
	(Increase)/decrease in derivatives, net	(126,440)	142,769	159,123
	Market value adjustment on mortgage servicing rights	(50,204)	—	—
	Provision for foreclosure reserve	12,903	6,314	4,022
	Cumulative effect of changes in accounting principle, net of tax	(1,345)	3,098	—
	Gain on divestiture	(211,172)	(7,029)	(7,000)
	Stock-based compensation expense	15,891	30,343	15,716
	Excess tax benefit from stock-based compensation arrangements	(3,592)	(2,454)	(12,156)
	Equity securities (gains)/losses, net	(10,271)	579	(2,040)
	Debt securities losses/(gains), net	75,900	(1)	(18,708)
	Net losses/(gains) on disposals of fixed assets	2,928	566	(589)
	Net (increase)/decrease in:
	Trading securities	(97,317)	(455,467)	(187,525)
	Loans held for sale	1,550,690	752,283	(2,206,757)
	Capital markets receivables	(220,774)	(235,210)	321,123
	Interest receivable	(23,125)	(58,610)	(19,528)
	Other assets	(361,868)	(751,092)	(724,706)
	Net increase/(decrease) in:
	Capital markets payables	208,162	201,004	(314,578)
	Interest payable	33,988	50,736	12,504
	Other liabilities	41,824	(124,468)	116,563
	Trading liabilities	(3,681)	367,295	298,625

	Total adjustments	1,163,170	396,971	(2,155,176)

	Net cash provided/(used) by operating activities	1,626,084	821,668	(1,709,468)

Investing	Maturities of held to maturity securities	115	60	589
Activities	Available for sale securities:
	Sales	2,964,978	67,729	1,298,485
	Maturities	679,456	481,028	415,647
	Purchases	(4,590,153)	(830,539)	(1,920,053)
	Premises and equipment:
	Sales	50	744	1,048
	Purchases	(100,263)	(95,661)	(78,763)
	Net increase in loans	(1,639,761)	(4,204,240)	(2,521,454)
	Net increase in investment in bank time deposits	(7,350)	(5,358)	(4,831)
	Proceeds from divestitures, net of cash and cash equivalents	293,845	19,100	7,000
	Acquisitions, net of cash and cash equivalents acquired	(487)	(841,950)	—

	Net cash used by investing activities	(2,399,570)	(5,409,087)	(2,802,332)

Financing	Common stock:
Activities	Exercise of stock options	57,082	41,289	67,935
	Cash dividends paid	(223,386)	(214,024)	(198,495)
	Repurchase of shares	(165,572)	(488)	(184,224)
	Excess tax benefit from stock-based compensation arrangements	3,592	2,454	12,156
	Long-term debt:
	Issuance	2,804,057	1,923,750	1,506,605
	Payments	(412,769)	(1,074,555)	(610,585)
	Issuance of preferred stock of subsidiary	—	295,400	—
	Net increase/(decrease) in:
	Deposits	(3,224,535)	3,597,156	3,910,748
	Short-term borrowings	1,682,553	1,127,558	173,365

	Net cash provided by financing activities	521,022	5,698,540	4,677,505

	Net (decrease)/increase in cash and cash equivalents	(252,464)	1,111,121	165,705

	Cash and cash equivalents at beginning of period	2,431,620	1,320,499	1,154,794

	Cash and cash equivalents at end of period	$ 2,179,156	$2,431,620	$ 1,320,499

	Cash and cash equivalents from discontinued operations at beginning of period, included above	$ 874	$ 1,115	$ —
	Cash and cash equivalents from discontinued operations at end of period, included above	—	874	1,115
	Total interest paid	1,296,324	804,574	297,089
	Total income taxes paid	115,930	200,176	182,255

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

Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Variable Interest Entities (VIE) for which FHN or a subsidiary has been determined to be the primary beneficiary are also consolidated. Affiliates for which FHN is not considered the primary beneficiary and that FHN does not have a controlling financial interest in are accounted for by the equity method. These investments are included in other assets, and FHN’s proportionate share of income or loss is included in noninterest income. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform to current year presentation. Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

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

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in capital markets noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated Statements of Condition as “Capital markets receivables” or “Capital markets payables”. Retained interests, in the form of interest-only and principal-only strips, and subordinated securities from securitizations of first-lien mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Retained interests, in the form of certificated residual interests from the securitization of second-lien mortgages and home equity lines of credit (HELOC) are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in revenue from loans sales and securitizations.

Investment Securities. Securities that FHN has the ability and positive intent to hold to maturity are classified as securities held to maturity and are carried at amortized cost. The amortized cost of all securities is adjusted for amortization of premium and accretion of discount to maturity, or earlier call date if appropriate, using the level yield method. Such amortization and accretion is included in interest income from

Note 1 - Summary of Significant Accounting Policies (continued)

securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and FHN’s intent and ability to hold the security. Realized gains and losses and declines in value judged to be other-than-temporary are determined by the specific identification method and reported in noninterest income.

Securities that may be sold prior to maturity and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders’ equity. Venture capital investments for which there are not active market quotes are initially valued at cost. Subsequently, these investments are adjusted to reflect changes in valuation as a result of public offerings or other-than-temporary declines in value.

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

Loans Held for Sale and Securitization and Residual Interests. FHN’s mortgage lenders originate first-lien mortgage loans (the warehouse) for the purpose of selling them in the secondary market, primarily through proprietary and agency securitizations, and to a lesser extent through loan sales. In addition, FHN evaluates its liquidity position in conjunction with determining its ability and intent to hold loans for the foreseeable future and sells certain of the second-lien mortgages and HELOC it produces in the secondary market through securitizations and loan sales. Loan securitizations involve the transfer of the loans to qualifying special purposes entities (QSPE) that are not subject to consolidation in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS No. 140). FHN generally retains the right to service the transferred loans.

Loans held for sale include loans originated or purchased for resale, together with mortgage loans previously sold which may be unilaterally called by FHN. Loans held for sale are recorded at the lower of aggregate cost or fair value. The carrying value of loans held for sale is net of deferred origination fees and costs. Net origination fees and costs are deferred on loans held for sale and included in the basis of the loans in calculating gains and losses upon sale. Also included in the basis of first-lien mortgage loans is the value accreted during the time that the loan was a locked commitment. The cost basis of loans qualifying for fair value hedge accounting under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), is adjusted to reflect changes in fair value. Gains and losses realized from the sale of these assets, whether sold directly or through securitization, and adjustments to fair value are included in noninterest income.

Mortgage loans insured by the Federal Housing Administration (FHA) and mortgage loans guaranteed by the Veterans Administration (VA) are generally securitized through the Government National Mortgage Association (GNMA). Conforming conventional loans are generally securitized through government-sponsored enterprises (GSE) such as the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). In addition, FHN has completed proprietary securitizations of nonconforming first-lien and second-lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies or GSE. Most of these securitizations are accounted for as sales; those that do not qualify for sale treatment are accounted for as financing arrangements.

Interests retained from the sales include mortgage servicing rights (MSR) and various financial assets. Prior to 2006, all of these retained interests were initially valued by allocating the total cost basis of the loan between the security or loan sold and the retained interests based on their relative fair values at the time of securitization or sale. The retained interests, other than MSR, are carried at fair value as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income. With the adoption of Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB

Note 1 - Summary of Significant Accounting Policies (continued)

Statement No. 140” (SFAS No. 156), MSR are initially valued at fair value, and the remaining retained interests are initially valued by allocating the remaining cost basis of the loan between the security or loan sold and the remaining retained interests based on their relative fair values at the time of securitization or sale. All retained interests, including MSR, are carried at fair value. The financial assets retained are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

Financial assets retained in a securitization may include certificated residual interests, excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from a securitization are recognized on the balance sheet in trading securities at fair value.

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

On January 1, 2006, FHN began initially recognizing all classes of MSR at fair value and elected to irrevocably continue application of fair value accounting to its MSR. Classes of MSR are determined in accordance with FHN’s risk management practices and market inputs used in determining the fair value of the servicing asset. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, and recent market activity and against its own experience.

Prior to 2006, MSR were initially valued by allocating the total carrying value of the loan between the loan, MSR and other retained interests based on their relative fair values, and were thereafter valued at the lower of cost or fair value. MSR were amortized over the period of and in proportion to the estimated net servicing revenues. The cost basis of MSR qualifying for SFAS No. 133 fair value hedge accounting was adjusted to reflect changes in fair value. MSR were periodically evaluated for impairment. Impairment occurred when the current fair value of the servicing right was less than its recorded value. A quarterly value impairment analysis was performed using a discounted cash flow analysis which was disaggregated by strata representing predominant risk characteristics, including fixed rate and adjustable loans. Impairment, if any, was recognized through a valuation allowance for individual strata. However, if the impairment was determined to be other than temporary, a direct write-off of the asset was made. With the adoption of SFAS No. 156, MSR are valued at fair value, both initially and prospectively; impairment tests are no longer performed.

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. Impaired loans are generally carried on a nonaccrual status. Loans are ordinarily placed on nonaccrual status when, in management’s opinion, the collection of principal or interest is unlikely, the loan has been classified as “doubtful”, or when the collection of principal or interest is 90 days or more past due. Accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. On retail loans, accrued but uncollected interest is reversed when the loan is fully or partially charged off. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Note 1 - Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses. The allowance for loan losses is maintained at a level that management determines is adequate to absorb estimated probable incurred losses in the loan portfolio. Management’s evaluation process to determine the adequacy of the allowance utilizes an analytical model based on historical loss experience, adjusted for current events, trends and economic conditions. The actual amounts realized could differ in the near term from the amounts assumed in arriving at the allowance for loan losses reported in the financial statements.

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

Real Estate Acquired by Foreclosure. Prior to 2006, properties acquired by foreclosure in compliance with HUD servicing guidelines were classified as receivables in “Other Assets” on the Consolidated Statements of Condition. Beginning in 2006, these properties are included in “Real estate acquired by foreclosure” and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2006, FHN had $18.1 million in these foreclosed properties. All other real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated cost to sell the real estate. Losses arising at foreclosure are charged to the appropriate reserve. Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of “Other intangible assets” and “Goodwill.” The “Other intangible assets” represents identified intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. “Goodwill” represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN tests goodwill for impairment. For the three year period ended December 31, 2006, impairment of “Other intangible assets” or “Goodwill” recognized was immaterial to FHN.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS No. 133). SFAS No. 133 requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders’ equity or current earnings. Fair value is defined as the amount FHN would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge, cash flow hedge or free-standing derivative instrument entered into as an economic hedge or to meet customers’ needs. All transactions designated as SFAS No. 133 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, is recorded in accumulated other comprehensive

Note 1 - Summary of Significant Accounting Policies (continued)

income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.

Income Taxes. FHN accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109). Under this method, FHN’s deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to its cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined or separate returns.

FHN’s federal and state income tax returns are subject to examination by governmental authorities. Various examinations are currently in progress. FHN believes that the resolution of both the examinations in progress and the examination of years not currently in progress will not have a significant impact on FHN’s consolidated financial position or results of operations.

Earnings per Share. Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for each period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares resulting from options granted under FHN’s stock option plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation.

Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period) and is adjusted for anticipated forfeitures. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date.

For all stock option awards granted prior to adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R), FHN permits vesting of the option to continue after retirement. To account for these stock option awards, FHN uses the nominal vesting period approach. Under the nominal vesting period approach, awards granted to employees near retirement eligibility are expensed over the option’s normal vesting period until an employee’s actual retirement date, at which point all remaining unamortized compensation expense is immediately accelerated. Awards granted after the adoption of SFAS No. 123-R are amortized using the nonsubstantive vesting methodology. The nonsubstantive vesting methodology requires that expense associated with options that continue vesting after retirement be recognized over a period ending no later than an employee’s retirement eligibility date. Had FHN followed the nonsubstantive vesting period method for all awards previously granted, the effect of the change in expense attribution on earnings and per share amounts would have been negligible.

Accounting Changes. Effective December 31, 2006, FHN adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS No. 158), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statements of condition. SFAS No. 158 does not change measurement or recognition requirements for periodic pension and postretirement costs. SFAS No. 158 also provides that changes in the funded status of a defined benefit postretirement plan should be

Note 1 - Summary of Significant Accounting Policies (continued)

recognized in the year such changes occur through comprehensive income. Additionally, SFAS No. 158 requires that, by 2008, the annual measurement date of a plan’s assets and liabilities be as of the date of the financial statements. As a result of adopting SFAS No. 158, unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits were recognized as a component of accumulated other comprehensive income resulting in a reduction in equity of $76.7 million, net of tax.

In fiscal 2006, FHN adopted SEC Staff Accounting Bulletin No. 108 (SAB No. 108). SAB No. 108 requires that registrants assess the impact on both the statement of condition and the statement of income when quantifying and evaluating the materiality of a misstatement. Under SAB No. 108, adjustment of financial statements is required when either approach results in quantifying a misstatement that is material to a reporting period presented within the financial statements, after considering all relevant quantitative and qualitative factors. The adoption of SAB No. 108 had no effect on FHN’s statement of condition or results of operations.

Effective January 1, 2006, FHN elected early adoption of SFAS No. 156. This amendment to SFAS No. 140 requires servicing rights be initially measured at fair value. Subsequently, companies are permitted to elect, on a class-by-class basis, either fair value or amortized cost accounting for their servicing rights. FHN elected fair value accounting for its MSR. Accordingly, FHN recognized the cumulative effect of a change in accounting principle totaling $.2 million, net of tax, representing the excess of the fair value of the servicing asset over the recorded value on January 1, 2006.

FHN also adopted Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154), as of January 1, 2006. SFAS No. 154 requires retrospective application of voluntary changes in accounting principle. A change in accounting principle mandated by new accounting pronouncements should follow the transition method specified by the new guidance. However, if transition guidance is not otherwise specified, retrospective application will be required. SFAS No. 154 does not alter the accounting requirement for changes in estimates (prospective) and error corrections (restatement). The adoption of SFAS No. 154 did not affect FHN’s reported results of operations.

FHN adopted SFAS No. 123-R as of January 1, 2006. SFAS No. 123-R requires recognition of expense over the requisite service period for awards of share-based compensation to employees. The grant date fair value of an award will be used to measure the compensation expense to be recognized over the life of the award. For unvested awards granted prior to the adoption of SFAS No. 123-R, the fair values utilized equal the values developed in preparation of the disclosures required under the original SFAS No. 123. Compensation expense recognized after adoption of SFAS No. 123-R incorporates an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. As permitted by SFAS No. 123-R, FHN retroactively applied the provisions of SFAS No. 123-R to its prior period financial statements. The Consolidated Statements of Income were revised to incorporate expenses previously presented in the footnote disclosures. The Consolidated Statements of Condition were revised to reflect the effects of including equity compensation expense in those prior periods. Additionally, all deferred compensation balances were reclassified within equity to capital surplus. Since FHN’s prior disclosures included forfeitures as they occurred, a cumulative effect adjustment, as required by SFAS No. 123-R, of $1.1 million net of tax, was made for unvested awards that are not expected to vest due to anticipated forfeiture. The following table summarizes the effect of adopting SFAS No. 123-R on the Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004, which prior to 2006 reflected compensation expense determined in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”:

	Years Ended December 31

(Dollars in thousands except per share data)	2006	2005	2004

Pre-tax income	$(12,718)	$(21,224)	$(13,871)
Net income from continuing operations	(7,926)	(13,303)	(8,700)
Net income	(6,831)	(13,303)	(8,700)

Earnings per common share from continuing operations	$ (.06)	$ (.11)	$ (.07)
Earnings per common share	(.05)	(.11)	(.07)
Diluted earnings per common share from continuing operations	(.06)	(.11)	(.07)
Diluted earnings per common share	(.05)	(.11)	(.07)

Note 1 - Summary of Significant Accounting Policies (continued)

Effective December 31, 2005, FHN adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 requires recognition of a liability at the time of acquisition or construction for assets that will require certain remediation expenditures when the assets are removed from service. FIN 47 clarified that future expenses to remove asbestos from buildings should be estimated and accrued as a liability at the time of acquisition with an offset to increase the cost of the associated structure. FHN currently owns certain buildings that contain asbestos. As a result of adopting FIN 47, FHN recognized a cumulative effect of a change in accounting principle equaling $3.1 million, net of tax. FHN increased the value of its recorded tangible assets by $4.5 million at the time it recognized an associated conditional retirement obligation in the amount of $9.4 million.

Effective January 1, 2005, FHN adopted AICPA Statement of Position 03-3, “Accounting for Loans or Certain Debt Securities Acquired in a Transfer” (SOP 03-3), which modifies the accounting for certain loans that are acquired with evidence of deterioration in credit quality since origination. SOP 03-3 does not apply to loans recorded at fair value, revolving loans or mortgage loans classified as held for sale. SOP 03-3 limits the yield that may be accreted on applicable loans to the excess of the cash flows expected, at acquisition, to be collected over the investor’s initial investment in the loan. SOP 03-3 also prohibits the “carrying over” of valuation allowances on applicable loans. The impact of adopting SOP 03-3 was immaterial to the results of operations.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (FSP FAS 115-1), which supercedes the previously deferred recognition guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). FSP FAS 115-1 was effective January 1, 2006, and references previously existing GAAP. Therefore, adoption of FSP FAS 115-1 did not impact FHN’s accounting for other-than-temporary impairment of investments. Effective July 1, 2004, FHN adopted the remaining provisions of EITF 03-1, including guidance for measuring and disclosing impairments of marketable securities and cost method investments. Adoption of these requirements did not have a material effect on the results of operations.

On July 1, 2004, FHN adopted FASB Staff Position FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP FAS 106-2). FSP FAS 106-2 requires a plan sponsor to determine if benefits offered through a postretirement health care plan are actuarially equivalent to Medicare Part D. If benefits are determined to be actuarially equivalent, the resulting effect on the plan’s obligations should be reflected as an actuarial gain in determining the plan’s accumulated postretirement benefit obligation. The impact of adopting FSP FAS 106-2 was immaterial to FHN.

In April 2004, FHN adopted Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (SAB No. 105). SAB No. 105 prohibits the inclusion of estimated servicing cash flows and internally-developed intangible assets within the valuation of interest rate lock commitments under SFAS No. 133. SAB No. 105 also requires disclosure of a registrant’s methods of accounting for interest rate lock commitments recognized under SFAS No. 133 and associated hedging strategies, if applicable. SAB No. 105 was effective for disclosures and interest rate lock commitments initiated after March 31, 2004. The adoption of SAB No. 105 resulted in an accounting change in 2004 and lowered pre-tax earnings by $8.4 million. However, the ongoing economic value of FHN’s business was not affected.

On March 31, 2004, FHN adopted FASB Interpretation No. 46 (revised 2003), “Consolidation of Variable Interest Entities,” (FIN 46-R), which clarified certain aspects of FIN 46. Upon adoption of FIN 46-R, FHN reassessed certain of its nonconsolidated interests as VIE but did not meet the criteria of primary beneficiary and, therefore, did not consolidate or deconsolidate any VIE, and accordingly, it did not have a material impact on FHN’s financial position or results of operations. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information.

Accounting Changes Issued but Not Currently Effective. In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B 40, “Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets” (DIG B40). DIG B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG B40 are effective for fiscal years beginning after September 15, 2006. Since FHN presents all retained interests in its proprietary securitizations as trading securities and due to the clarifying guidance of DIG B40, FHN does not expect the adoption of SFAS No. 155 to be significant to the results of operations.

Note 1 - Summary of Significant Accounting Policies (continued)

In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) was issued. FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Adoption of FIN 48 requires a cumulative effect adjustment to the beginning balance of retained earnings for differences between the tax benefits recognized in the statements of condition prior to the adoption of FIN 48 and the amounts reported after adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. While FHN continues to evaluate the effect of adopting FIN 48, management does not expect FIN 48 to have a material effect on retained earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157), which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, with early adoption permitted for fiscal years in which financial statements have not been issued. FHN is currently assessing the financial impact of adopting SFAS No. 157.

In September 2006, the consensus reached in EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (EITF 06-4) was ratified by the FASB. EITF 06-4 requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related insurance arrangements. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with the guidance applied using either a retrospective approach or through a cumulative-effect adjustment to beginning retained earnings. FHN is currently assessing the financial impact of adopting EITF 06-4.

In September 2006, the consensus reached in EITF Issue No. 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (EITF 06-5) was ratified by the FASB. EITF 06-5 provides that in addition to cash surrender value, the asset recognized for a life insurance contract should consider certain other provisions included in a policy’s contractual terms with additional amounts being discounted if receivable beyond one year. Additionally, EITF 06-5 requires that the determination of the amount that could be realized under an insurance contract be performed at the individual policy level. EITF 06-5 is effective January 1, 2007, with the guidance applied using either a retrospective approach or through a cumulative-effect adjustment to beginning retained earnings. FHN expects to recognize a reduction of retained earnings approximating $550,000 as a result of adopting EITF 06-5.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007, with early adoption permitted for fiscal years in which interim financial statements have not been issued, provided that all of the provisions of SFAS No. 157 are early adopted as well. FHN is currently assessing the financial impact of adopting SFAS No. 159.

Note 2 - Acquisitions/Divestitures

On June 28, 2006, First Horizon Merchant Services, Inc. (FHMS) sold all of the outstanding capital stock of Global Card Services, Inc. (GCS), a wholly-owned subsidiary. As a result, tax benefits of $4.2 million were recognized associated with the difference between FHMS’ tax basis in the stock and net proceeds from the sale.

On March 1, 2006, FHN sold substantially all the assets of its national merchant processing business conducted primarily through FHMS and GCS. The sale was to NOVA Information Systems (NOVA), a wholly-owned subsidiary of U.S. Bancorp. This transaction resulted in a pre-tax gain of approximately $340 million. In addition, a supplement to the purchase price may be paid to FHN if certain performance goals are achieved during a period following closing. This divestiture was accounted for as a discontinued operation, and prior periods were adjusted to exclude the impact of merchant operations from the results of continuing operations. In conjunction with the sale, FHN entered into a transitional service agreement with NOVA to provide or continue on-going services such as telecommunications, back-end processing and disaster recovery until NOVA converts the operations to their systems.

On December 9, 2005, First Tennessee Bank National Association (FTBNA) sold three financial centers in Dyersburg, Tennessee, to First South Bank. This transaction resulted in a divestiture gain of $7.0 million. Immediately preceding the sale, the financial centers had loans of approximately $80 million and deposits of approximately $70 million.

On August 26, 2005, FHN acquired West Metro Financial Services Inc. (West Metro), a Georgia bank holding company. West Metro was merged with and into FHN. At the same time West Metro’s subsidiary, First National Bank West Metro, with total assets of approximately $135 million, loans of approximately $115 million, and deposits of approximately $120 million, was merged with and into FTBNA. Total consideration of $32 million, consisting of approximately $11 million in cash and $21 million in FHN shares (approximately 518,000 shares of common stock), exceeded the estimated fair value of tangible assets and liabilities acquired by approximately $16 million. Intangible assets totaling approximately $3 million have been identified and are being amortized over their expected useful lives. The acquisition was immaterial to FHN.

On April 1, 2005, FTBNA acquired substantially all of the assets of MSAver Resources, L.L.C. of Overland Park, Kansas, a national leader in administering health savings accounts. The acquisition was immaterial to FHN.

On March 1, 2005, First Horizon Home Loan Corporation, a subsidiary of FTBNA, acquired Greenwich Home Mortgage Corporation of Cedar Knolls, New Jersey, for an initial payment of approximately $7.8 million in cash and FHN common stock. Net assets purchased, combined with the operating performance of the acquired business, will impact future payments owed to the sellers. The acquisition was immaterial to FHN. In 2006, additional payments of approximately $1.1 million in cash and FHN common stock were made.

On January 7, 2005, FHN’s capital markets division, FTN Financial, completed the acquisition of the assets and operations of the fixed income business of Spear, Leeds & Kellogg (SLK), a division of Goldman Sachs & Co. for approximately $150.0 million in cash. Total consideration paid exceeded the estimated fair value of tangible and identified intangible assets and liabilities acquired by approximately $97 million. Intangible assets totaling approximately $55 million have been identified and are being amortized over their expected useful lives. The acquisition was immaterial to FHN.

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

On June 29, 2004, FHMS recognized a gain of $1.8 million resulting from the sale of certain merchant relationships to Humboldt Merchant Services, LP, of Eureka, California (an affiliate of First National Bank of Nevada, Reno, Nevada).

In addition to the acquisitions and divestitures mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3 - Investment Securities

The following tables summarize FHN’s securities held to maturity and available for sale on December 31, 2006 and 2005:

	On December 31, 2006*

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities held to maturity:
States and municipalities	$269	$3	$—	$272

Total securities held to maturity	$269	$3	$—	$272

Securities available for sale:
U.S. Treasuries	$50,346	$32	$(15)	$50,363
Government agency issued MBS**	1,729,025	8,795	(1,968)	1,735,852
Government agency issued CMO**	1,601,391	8,226	(4,605)	1,605,012
Other U.S. government agencies**	246,066	204	(1,130)	245,140
States and municipalities	1,500	—	—	1,500
Other	7,927	1	(37)	7,891
Equity	242,837	1,576	(20)	244,393

Total securities available for sale	$3,879,092	$18,834	$(7,775)	$3,890,151

*	Includes $3.6 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
**	Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.

	On December 31, 2005*

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities held to maturity:
States and municipalities	$383	$7	$—	$390

Total securities held to maturity	$383	$7	$—	$390

Securities available for sale:
U.S. Treasuries	$41,190	$5	$(82)	$41,113
Government agency issued MBS**	920,105	319	(27,765)	892,659
Government agency issued CMO**	1,667,312	985	(35,091)	1,633,206
Other U.S. government agencies**	136,341	—	(2,423)	133,918
States and municipalities	2,115	27	—	2,142
Other	9,209	9	(50)	9,168
Equity	200,422	51	(576)	199,897

Total securities available for sale	$2,976,694	$1,396	$(65,987)	$2,912,103

*	Includes $2.5 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
**	Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.

Note 3 - Investment Securities (continued)

Provided below are the amortized cost and fair value by contractual maturity for the securities portfolios on December 31, 2006:

	Held to Maturity		Available for Sale

(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Within 1 year	$—	$—	$62,651	$62,680
After 1 year; within 5 years	269	272	1,505	1,484
After 5 years; within 10 years	—	—	241,683	240,730
After 10 years	—	—	—	—

Subtotal	269	272	305,839	304,894

Government agency issued MBS and CMO	—	—	3,330,416	3,340,864
Equity securities	—	—	242,837	244,393

Total	$269	$272	$3,879,092	$3,890,151

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on realized gross gains and realized gross losses on sales from the available for sale portfolio for the years ended December 31:

(Dollars in thousands)	AFS Debt*	AFS Equity*	Total

2006
Gross gains on sales	$ 3,132	$11,258	$ 14,390
Gross losses on sales	(79,209)	(813)	(80,022)

2005
Gross gains on sales	$ 1	$ 62	$ 63

2004
Gross gains on sales	$ 18,712	$ 6,593	$ 25,305
Gross losses on sales	(4)	(653)	(657)

* AFS - Available for sale

Losses totaling $.2 million, $.6 million and $3.9 million for the years 2006, 2005 and 2004, respectively, were recognized for securities that, in the opinion of management, have been other-than-temporarily impaired. During 2006, $.2 million of recoveries were realized as gains on debt securities that had previously been written down.

Note 3 - Investment Securities (continued)

The following tables provide information on investments that have unrealized losses on December 31, 2006 and 2005:

	On December 31, 2006

	Less than 12 months		12 Months or Longer		Total

(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Treasuries	$ 100	$ —	$ 363	$ (15)	$ 463	$ (15)
Government agency issued MBS	516,073	(1,960)	6,662	(8)	522,735	(1,968)
Government agency issued CMO	451,131	(764)	151,273	(3,841)	602,404	(4,605)
Other U.S. government agencies	166,021	(234)	28,976	(896)	194,997	(1,130)
Other	2,487	(1)	2,086	(36)	4,573	(37)

Total debt securities	1,135,812	(2,959)	189,360	(4,796)	1,325,172	(7,755)
Equity	138	(20)	—	—	138	(20)

Total temporarily impaired securities	$1,135,950	$(2,979)	$189,360	$(4,796)	$1,325,310	$(7,775)

The gross unrealized losses on December 31, 2006, principally related to U.S. Government agencies, were primarily caused by interest rate changes. FHN has reviewed these securities in accordance with its accounting policy for other-than-temporary impairment and does not consider them other-than-temporarily impaired. FHN has both the intent and ability to hold these securities for the time necessary to recover the amortized cost.

	On December 31, 2005

	Less than 12 months		12 Months or Longer		Total

(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Treasuries	$ 39,573	$ (66)	$ 363	$ (16)	$ 39,936	$ (82)
Government agency issued MBS	294,513	(6,781)	592,307	(20,984)	886,820	(27,765)
Government agency issued CMO	703,810	(13,805)	744,792	(21,286)	1,448,602	(35,091)
Other U.S. government agencies	133,918	(2,423)	—	—	133,918	(2,423)
Other	7,650	(32)	836	(18)	8,486	(50)

Total debt securities	1,179,464	(23,107)	1,338,298	(42,304)	2,517,762	(65,411)
Equity	26,605	(576)	—	—	26,605	(576)

Total temporarily impaired securities	$1,206,069	$(23,683)	$1,338,298	$(42,304)	$2,544,367	$(65,987)

On December 31, 2006 and 2005, FHN had $163.9 million and $143.2 million, respectively, of cost method investments. These investments included Federal Reserve Bank and Federal Home Loan Bank stock of $117.3 million and $108.2 million on December 31, 2006 and 2005, respectively. These investments, which do not have a readily determinable market and for which it is not practicable to estimate a fair value, are evaluated for impairment only if there are identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the investment.

Note 4 - Loans

A summary of the major categories of loans outstanding on December 31 is shown below:

(Dollars in thousands)	2006	2005

Commercial:
Commercial, financial and industrial	$ 7,201,009	$ 6,578,117
Real estate commercial	1,136,590	1,213,052
Real estate construction	2,753,458	2,108,121
Retail:
Real estate residential	7,973,313	8,368,219
Real estate construction	2,085,133	1,925,060
Other retail	161,178	168,413
Credit card receivables	203,307	251,016
Real estate loans pledged against other collateralized borrowings	590,917	—

Loans, net of unearned income	22,104,905	20,611,998
Allowance for loan losses	216,285	189,705

Total net loans	$ 21,888,620	$ 20,422,293

Certain previously reported amounts have been reclassified to agree with current presentation.

On December 31, 2006, $2.9 billion of real estate residential qualifying loans were pledged to secure potential Federal Home Loan Bank borrowings. Qualifying loans are comprised of residential mortgage loans secured by first and second liens and home equity lines of credit. In addition, $5.3 billion of commercial, financial and industrial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank.

Nonperforming loans consist of loans which management has identified as impaired, other nonaccrual loans and loans which have been restructured. On December 31, 2006 and 2005, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured. The following table presents nonperforming loans on December 31:

(Dollars in thousands)	2006	2005

Impaired loans	$ 76,340	$ 36,635
Other nonaccrual loans*	17,290	15,624

Total nonperforming loans	$ 93,630	$ 52,259

*	On December 31, 2006 and 2005, other nonaccrual loans included $10.8 million and $11.5 million, respectively, of loans held for sale.

Interest income received during 2006 for impaired loans was $2.8 million and for other nonaccrual loans was $.4 million. Under their original terms, interest income would have been approximately $7.3 million for the impaired loans and $1.4 million for the other nonaccrual loans outstanding on December 31, 2006. Interest income received during 2005 for impaired loans was $.5 million and for other nonaccrual loans was $.1 million. Under their original terms, interest income would have been approximately $2.6 million for the impaired loans and $1.1 million for the other nonaccrual loans outstanding on December 31, 2005. Interest income received during 2004 for impaired loans was $.5 million and for other nonaccrual loans was $.1 million. Under their original terms, interest income would have been approximately $2.6 million for the impaired loans and $1.0 million for the other nonaccrual loans outstanding on December 31, 2004. The average balance of impaired loans was approximately $55.0 million for 2006, $36.3 million for 2005 and $36.9 million for 2004. All impaired loans have an associated allowance for loan loss.

Note 4 - Loans (continued)

Activity in the allowance for loan losses related to non-impaired and impaired loans for years ended December 31 is summarized as follows:

(Dollars in thousands)	Non-impaired	Impaired	Total

Balance on December 31, 2003	$149,153	$11,180	$160,333
Adjustment due to loans transferred to held for sale	(8,382)	—	(8,382)
Provision for loan losses	40,402	7,946	48,348
Charge-offs	(45,772)	(10,857)	(56,629)
Recoveries	12,271	2,218	14,489

Net charge-offs	(33,501)	(8,639)	(42,140)

Balance on December 31, 2004	147,672	10,487	158,159
Allowance from acquisitions	1,902	—	1,902
Adjustment due to divestiture	(516)	—	(516)
Provision for loan losses	61,799	5,879	67,678
Charge-offs	(41,963)	(10,187)	(52,150)
Recoveries	10,741	3,891	14,632

Net charge-offs	(31,222)	(6,296)	(37,518)

Balance on December 31, 2005	179,635	10,070	189,705
Provision for loan losses	50,541	32,588	83,129
Adjustment due to divestiture	(1,470)	—	(1,470)
Charge-offs	(37,512)	(31,114)	(68,626)
Recoveries	9,633	3,914	13,547

Net charge-offs	(27,879)	(27,200)	(55,079)

Balance on December 31, 2006	$200,827	$15,458	$216,285

Included in other assets and in other liabilities on the Consolidated Statements of Condition are amounts due from customers on acceptances and bank acceptances outstanding of $7.7 million, $5.3 million, and $9.2 million on December 31, 2006, 2005, and 2004, respectively. Retail real estate construction loans are a one-time close product where First Horizon Home Loans provides construction financing and a permanent mortgage to individuals for the purpose of constructing a home. Upon completion of construction, the permanent mortgage is classified as held for sale and sold into the secondary market. First Horizon Home Loans transferred approximately $1.6 billion, $1.1 billion and $.6 billion in 2006, 2005, and 2004, respectively. Additionally, FHN transferred approximately $.3 billion of real estate residential loans from held for sale into the loan portfolio in 2005, and in 2004, transferred approximately $1.6 billion of real estate residential loans to held for sale.

Note 5 - Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	2006	2005

Land	$ 66,713	$ 58,210
Buildings	326,666	293,533
Leasehold improvements	84,227	76,074
Furniture, fixtures and equipment	331,291	316,010

Premises and equipment, at cost	808,897	743,827
Less accumulated depreciation and amortization	357,189	335,288

Premises and equipment, net	$451,708	$408,539

Certain previously reported amounts have been reclassified to agree with current presentation.

FHN is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs.

Minimum future lease payments for noncancelable operating leases on premises and equipment on December 31, 2006, are shown below:

(Dollars in thousands)

2007	$ 69,263
2008	53,509
2009	35,810
2010	24,931
2011	16,051
2012 and after	53,075

Total minimum lease payments	$252,639

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $3.4 million.

Rent expense incurred under all operating lease obligations was as follows for the years ended December 31:

(Dollars in thousands)	2006	2005	2004

Rent expense, gross	$ 84,553	$ 83,427	$ 68,416
Sublease income	(3,556)	(3,158)	(3,217)

Rent expense, net	$ 80,997	$ 80,269	$ 65,199

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 6 - Mortgage Servicing Rights

On January 1, 2006, FHN elected early adoption of SFAS No. 156, which requires servicing rights be initially measured at fair value. Subsequently, companies are permitted to elect, on a class-by-class basis, either fair value or amortized cost accounting for their servicing rights. Accordingly, FHN began initially recognizing all its classes of mortgage servicing rights (MSR) at fair value and elected to irrevocably continue application of fair value accounting to all its classes of MSR. Classes of MSR are determined in accordance with FHN’s risk management practices and market inputs used in determining the fair value of the servicing asset. FHN recognized the cumulative effect of a change in accounting principle totaling $.2 million, net of tax, representing the excess of the fair value of the servicing asset over the recorded value on January 1, 2006. The balance of MSR included on the Consolidated Statements of Condition represents the rights to service approximately $102.2 billion of mortgage loans on December 31, 2006, for which a servicing right has been capitalized.

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR, such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, and recent market activity and against its own experience.

Following is a summary of changes in capitalized MSR as of December 31, 2006:

(Dollars in thousands)	First Liens	Second Liens	HELOC

Fair value on January 1, 2006	$ 1,318,219	$ 5,470	$ 14,384
Addition of mortgage servicing rights	390,097	19,463	6,449
Reductions due to loan payments	(258,176)	(4,640)	(7,528)
Changes in fair value due to:
Changes in current market interest rates	45,137	45	1,089
Changes in assumptions	—	3,122	8
Other changes in fair value	(62)	631	234

Fair value on December 31, 2006	$1,495,215	$24,091	$14,636

In periods prior to 2006 these amounts were included at the lower of cost, net of accumulated amortization, or fair value. The cost basis of MSR qualifying for SFAS No. 133 fair value hedge accounting was adjusted to reflect changes in fair value. MSR were amortized over the period of and in proportion to the estimated net servicing revenues. MSR were periodically evaluated for impairment. Impairment occurred when the current fair value of the servicing right was less than its recorded value. A quarterly value impairment analysis was performed using a discounted cash flow analysis which was disaggregated by strata representing predominant risk characteristics, including fixed and adjustable rate loans. Impairment, if any, was recognized through a valuation allowance for individual strata. However, if the impairment was determined to be other than temporary, a direct write-off of the asset was made. With the adoption of SFAS No. 156, MSR are valued at fair value, both initially and prospectively; impairment tests are no longer performed. Following is a summary of changes in capitalized MSR as of December 31, 2005 and 2004:

Note 6 - Mortgage Servicing Rights (continued)

(Dollars in thousands)

December 31, 2003	$ 795,938
Addition of mortgage servicing rights	450,826
Amortization	(154,301)
Market value adjustments	(18,943)
Permanent impairment	(69,299)
Decrease in valuation allowance	32,237

December 31, 2004	1,036,458
Addition of mortgage servicing rights	437,121
Amortization	(194,800)
Market value adjustments	71,094
Permanent impairment	(38,239)
Decrease in valuation allowance	2,995

December 31, 2005	$ 1,314,629

MSR on December 31, 2005 and 2004, had estimated market values of approximately $1,334.5 million and $1,049.7 million, respectively. These balances represent the rights to service approximately $93.7 billion and $83.6 billion of mortgage loans on December 31, 2005 and 2004, respectively, for which a servicing right was capitalized. The following is a rollforward of the valuation allowance required due to temporary impairment as of December 31, 2005 and 2004:

(Dollars in thousands)

Balance on December 31, 2003	$ 36,468
Permanent impairment	(69,299)
Servicing valuation provision	37,062

Balance on December 31, 2004	4,231
Permanent impairment	(38,239)
Servicing valuation provision	35,244

Balance on December 31, 2005	$ 1,236

Note 7 - Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets*

December 31, 2003	$ 152,862	$ 24,375
Amortization expense	—	(6,157)
Minimum pension liability adjustment	—	(129)
Divestitures	(810)	(359)
Additions	8,015	4,790

December 31, 2004	160,067	22,520
Amortization expense	—	(10,700)
Minimum pension liability adjustment	—	1,555
Divestitures	—	(633)
Additions	121,373	63,905

December 31, 2005	281,440	76,647
Amortization expense	—	(11,462)
Minimum pension liability adjustment	—	(1,657)
Adjustment to initially apply SFAS No. 158	—	(804)
Divestitures	(11,777)	(4,318)
Additions**	5,919	6,124

December 31, 2006	$275,582	$ 64,530

*	Represents customer lists, acquired contracts, premium on purchased deposits, covenants not to compete and assets related to the minimum pension liability.
**	Preliminary purchase price allocations on acquisitions are based upon estimates of fair value and are subject to change.
Certain previously reported amounts have been reclassified to agree with current presentation.

The gross carrying amount of other intangible assets subject to amortization is $138.3 million on December 31, 2006, net of $73.8 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $9.5 million, $7.9 million, $6.4 million, $5.9 million, and $5.7 million for the twelve-month periods of 2007, 2008, 2009, 2010 and 2011, respectively.

The following is a summary of goodwill detailed by reportable segments for the three years ended December 31, 2006:

(Dollars in thousands)	Retail/ Commercial Banking	Mortgage Banking	Capital Markets	Total

December 31, 2003	$ 87,580	$ 51,988	$ 13,294	$ 152,862
Divestitures	(810)	—	—	(810)
Additions	438	3,226	4,351	8,015

December 31, 2004	87,208	55,214	17,645	160,067
Additions	17,573	6,379	97,421	121,373

December 31, 2005	104,781	61,593	115,066	281,440
Divestitures	(11,777)	—	—	(11,777)
Additions*	1,272	4,647	—	5,919

December 31, 2006	$94,276	$66,240	$115,066	$275,582

*	Preliminary purchase price allocations on acquisitions are based upon estimates of fair value and are subject to change.

Note 8 - Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2006, which include “Certificates of deposit under $100,000 and other time” and “Certificates of deposit $100,000 and more”. “Certificates of deposit $100,000 and more” totaled $6.5 billion on December 31, 2006. Time deposits are included in “Interest-bearing” deposits on the Consolidated Statements of Condition.

(Dollars in thousands)

2007	$ 7,507,176
2008	794,630
2009	651,701
2010	119,642
2011	87,295
2012 and after	281,235

Total	$ 9,441,679

Note 9 - Short-Term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, trading liabilities and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase and commercial paper generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2006, capital markets trading securities with a fair value of $594.0 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2006, 2005 and 2004 is presented in the following table:

	Federal Funds
	Purchased and
	Securities Sold			Other
	Under Agreements	Commercial	Trading	Short-term
(Dollars in thousands)	to Repurchase	Paper	Liabilities	Borrowings

2006
Average balance	$4,562,953	$ 2,704	$1,338,872	$ 792,280
Year-end balance	4,961,799	5,619	789,957	1,252,894
Maximum month-end outstanding	6,000,299	5,619	1,542,381	1,252,894
Average rate for the year	4.58%	2.29%	5.68%	5.05%
Average rate at year-end	4.67	3.99	5.87	5.01

2005
Average balance	$ 4,582,178	$ 7,001	$ 1,519,337	$ 987,771
Year-end balance	3,735,742	10,695	793,638	791,322
Maximum month-end outstanding	5,458,983	26,466	1,663,319	1,339,531
Average rate for the year	2.98%	1.50%	5.28%	3.57%
Average rate at year-end	3.51	1.98	5.97	3.84

2004
Average balance	$ 3,685,153	$ 20,385	$ 527,032	$ 116,269
Year-end balance	3,247,048	23,712	426,343	116,064
Maximum month-end outstanding	4,387,946	30,885	900,233	189,683
Average rate for the year	1.22%	.89%	3.80%	2.14%
Average rate at year-end	1.87	1.18	3.52	1.37

On December 31, 2006, $50 million of borrowings under unsecured lines of credit from non-affiliated banks were available to the parent company to provide for general liquidity needs at an annual facility fee of .10 percent.

Note 10 – Long-Term Debt

The following table presents information pertaining to long-term debt (debt with original maturities greater than one year) for FHN and its subsidiaries on December 31:

(Dollars in thousands)	2006	2005

First Tennessee Bank National Association:
Subordinated notes (qualifies for total capital under the Risk-Based Capital guidelines):
Matures on January 15, 2015 — 5.05%	$387,289	$392,279
Matures on May 15, 2013 — 4.625%	247,995	251,135
Matures on December 1, 2008 — 5.75%	137,575	136,847
Matures on April 1, 2008 — 6.40%	89,912	89,841
Matures on April 1, 2016 — 5.65%	251,116	—
Bank notes*	2,424,694	874,672
Extendible notes**
Final maturity of November 17, 2010 — 5.34% on December 31, 2006, and 4.36% on December 31, 2005	1,249,324	1,249,110
Federal Home Loan Bank borrowings***	4,042	4,381
First Horizon National Corporation:
Subordinated capital notes (qualifies for total capital under the Risk-Based Capital guidelines):
Matures on May 15, 2013 — 4.50%	99,228	100,478
Subordinated notes (Note 11):
Matures on January 6, 2027 — 8.07%	102,478	99,737
Matures on April 15, 2034 — 6.30%	204,955	193,878
FT Real Estate Securities Company, Inc.
Cumulative preferred stock (qualifies for total capital under the Risk-Based Capital guidelines):
Matures on March 31, 2031 — 9.50%	45,353	45,285
First Horizon ABS Trust
Other collateralized borrowings****
Matures on October 25, 2034—5.48%	242,378	—
Matures on October 26, 2026—5.45%	350,021	—

Total	$5,836,360	$3,437,643

*

The bank notes were issued with variable interest rates and have remaining terms of 1 to 5 years. These bank notes had weighted average interest rates of 5.45 percent and 4.66 percent on December 31, 2006 and 2005, respectively.

**	On December 31, 2006, the extendible notes had a contractual maturity of January 17, 2008, but are extendible at the investors’ option to the final maturity date of November 17, 2010.
***

The Federal Home Loan Bank (FHLB) borrowings were issued with fixed interest rates and have remaining terms of 3 to 23 years. These borrowings had weighted average interest rates of 3.21 percent and 3.40 percent on December 31, 2006 and 2005, respectively.

****	Secured by $590.9 million of retail real estate residential loans.

Annual principal repayment requirements as of December 31, 2006, are as follows:

(Dollars in thousands)

2007	$150,341
2008	1,856,966
2009	1,195,324
2010	141
2011	705,141
2012 and after	1,951,432

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA’s subordinated notes and FHN’s subordinated capital notes qualify as Tier 2 capital under the risk-based capital guidelines. Prior to February 2005, FTBNA had a bank note program under which the bank was able to borrow funds from time to time at maturities of 30 days to 30 years. This bank note program was terminated in connection with the establishment of a new program. That termination did not affect any previously issued notes outstanding. In February 2005, FTBNA established a new bank note program providing additional liquidity of $5.0 billion. This bank note program provides FTBNA with a facility under which it may continuously issue and offer short- and medium-term unsecured notes. On December 31, 2006, $2.4 billion was available under current conditions through the bank note program.

Note 11 - Guaranteed Preferred Beneficial Interests in First Horizon’s Junior Subordinated Debentures

On December 30, 1996, FHN, through its underwriter, sold $100 million of capital securities. First Tennessee Capital I (Capital I), a Delaware business trust wholly owned by FHN, issued $100 million of Capital Securities, Series A at 8.07 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital I’s obligations with respect to the capital securities. The sole asset of Capital I is $103 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 8.07 percent. Both the capital securities of Capital I and the junior subordinated debentures of FHN will mature on January 6, 2027; however, under certain circumstances, the maturity of both may be shortened to a date not earlier than January 6, 2017. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in “Long-term debt” (see Note 10 – Long-Term Debt).

On March 29, 2004, FHN, through its underwriter, sold $200 million of capital securities. First Tennessee Capital II (Capital II), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II’s obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034; however, under certain circumstances, the maturity of both may be shortened to a date not earlier than April 15, 2009. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in “Long-term debt” (see Note 10 – Long-Term Debt).

Note 12 - Preferred Stock of Subsidiary

On September 14, 2000, FT Real Estate Securities Company, Inc. (FTRESC), an indirect subsidiary of FHN, issued 50 shares of 9.50% Cumulative Preferred Stock, Class B (Class B Preferred Shares), with a liquidation preference of $1.0 million per share. An aggregate total of 47 Class B Preferred Shares have been sold privately to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as “Long-term debt”. FTRESC is a real estate investment trust (REIT) established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

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

The following indirect, wholly-owned subsidiaries of FHN have also issued preferred stock. First Horizon Mortgage Loan Corporation has issued $1.0 million of Class B Preferred Shares. FHRIII, LLC and FHRIV, LLC have each issued $1.0 million of Class B Preferred Units. Additionally, FHTRS, Inc. has issued $310.1 million of Class A Preferred Shares. On December 31, 2006 and 2005, $.5 million of Class B Preferred Shares and Units that are perpetual in nature was recognized as “Preferred stock of subsidiary” on the Consolidated Statements of Condition. The remaining balance has been eliminated in consolidation.

On March 23, 2005, FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (Class A Preferred Stock) with a liquidation preference of $1,000 per share. These securities qualify as Tier 1 capital. On December 31, 2006 and 2005, $294.8 million of Class A Preferred Stock was recognized as “Preferred stock of subsidiary” on the Consolidated Statements of Condition.

Note 13 - Regulatory Capital

FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (leverage). Management believes, as of December 31, 2006, that FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation FTBNA’s Total Capital, Tier 1 Capital and Leverage ratios were 12.12 percent, 8.37 percent and 6.77 percent, respectively, on December 31, 2006, and were 11.37 percent, 8.28 percent and 6.76 percent, respectively, on December 31, 2005.

	First Horizon National			First Tennessee Bank
	Corporation			National Association

(Dollars in thousands)	Amount		Ratio	Amount		Ratio

On December 31, 2006:
Actual:
Total Capital	$4,016,429		13.21%	$3,814,595		12.65%
Tier 1 Capital	2,696,287		8.87	2,595,153		8.60
Leverage	2,696,287		6.94	2,595,153		6.73

For Capital Adequacy Purposes:
Total Capital	2,432,430	>	8.00	2,412,784	>	8.00
Tier 1 Capital	1,216,215	>	4.00	1,206,392	>	4.00
Leverage	1,554,938	>	4.00	1,543,284	>	4.00

To Be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital				3,015,980	>	10.00
Tier 1 Capital				1,809,588	>	6.00
Leverage				1,929,105	>	5.00

On December 31, 2005:
Actual:
Total Capital	$3,614,717		12.42%	$3,472,094		11.72%
Tier 1 Capital	2,524,254		8.67	2,481,632		8.38
Leverage	2,524,254		6.76	2,481,632		6.70

For Capital Adequacy Purposes:
Total Capital	2,328,950	>	8.00	2,370,356	>	8.00
Tier 1 Capital	1,164,475	>	4.00	1,185,178	>	4.00
Leverage	1,493,291	>	4.00	1,482,214	>	4.00

To Be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital				2,962,945	>	10.00
Tier 1 Capital				1,777,767	>	6.00
Leverage				1,852,767	>	5.00

Note 14 - Other Income and Other Expense

Following is detail concerning “All other income and commissions” and “All other expense” as presented in the Consolidated Statements of Income:

(Dollars in thousands)	2006	2005	2004

All other income and commissions:
Brokerage management fees and commissions	$37,182	$30,865	$28,590
Bankcard income	26,105	27,136	24,993
Bank-owned life insurance	19,064	16,335	12,842
Remittance processing	14,737	15,411	19,515
Deferred compensation	14,647	7,721	8,633
Other service charges	14,561	14,330	11,498
Letter of credit fees	7,271	7,883	6,793
ATM interchange fees	7,091	5,995	4,973
Reinsurance fees	6,792	5,850	5,913
Check clearing fees	6,385	7,333	10,052
Electronic banking fees	5,975	5,977	6,071
Federal flood certifications	4,996	9,359	5,375
Other	5,636	11,516	18,310

Total	$170,442	$165,711	$163,558

All other expense:
Advertising and public relations	$47,427	$46,321	$39,846
Legal and professional fees	43,012	43,734	36,730
Computer software	34,381	28,542	26,719
Travel and entertainment	32,306	31,022	29,914
Contract employment	27,420	30,344	23,722
Distributions on preferred stock of subsidiary	18,146	10,757	—
Low income housing expense	17,027	12,987	13,662
Supplies	15,072	17,290	17,185
Loan closing costs	12,095	7,969	18,623
Customer relations	8,688	9,868	9,167
Other insurance and taxes	8,615	9,349	8,744
Employee training and dues	6,917	6,268	5,956
Loan insurance expense	6,577	7,970	8,070
Fed service fees	6,543	7,568	8,838
Complimentary check expense	5,371	4,621	3,482
Foreclosed real estate	4,384	3,933	5,834
Bank examinations costs	4,367	3,958	3,128
Deposit insurance premium	3,198	3,012	3,024
Other	92,086	36,870	27,662

Total	$393,632	$322,383	$290,306

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 15 - Components of Other Comprehensive (Loss)/Income

Following is detail of “Accumulated other comprehensive (loss)/income” as presented in the Consolidated Statements of Condition:

			Accumulated
	Before-	Tax	Other
	Tax	(Expense)/	Comprehensive
(Dollars in thousands)	Amount	Benefit	(Loss)/Income

December 31, 2003			$682
Other comprehensive income:
Minimum pension liability	$(505)	$186	(319)
Unrealized market adjustments on securities available for sale	3,961	(1,533)	2,428
Adjustment for net gains included in net income	(20,748)	8,029	(12,719)

December 31, 2004	$(17,292)	$6,682	(9,928)

Other comprehensive income:
Unrealized market adjustments on cash flow hedge	$(123)	$46	(77)
Minimum pension liability	215	(79)	136
Unrealized market adjustments on securities available for sale	(53,562)	20,834	(32,728)
Adjustment for net losses included in net income	578	(225)	353

December 31, 2005	$(52,892)	$20,576	(42,244)

Other comprehensive income:
Unrealized market adjustments on cash flow hedge	$684	$(257)	427
Minimum pension liability	(316)	119	(197)
Unrealized market adjustments on securities available for sale	10,021	(3,898)	6,123
Adjustment for net losses included in net income	65,629	(25,528)	40,101

Total other comprehensive income	76,018	(29,564)	46,454
Adjustment to initially apply SFAS No. 158	(122,587)	45,929	(76,658)

December 31, 2006	$(46,569)	$16,365	$(72,448)

Note 16 - Income Taxes

The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)	2006	2005	2004

Current:
Federal	$ (3,965)	$ 147,532	$ 157,890
State	(11,495)	6,894	381
Deferred:
Federal	92,291	29,274	28,030
State	10,447	2,288	11,617

Total	$ 87,278	$ 185,988	$ 197,918

Certain previously reported amounts have been reclassified to agree with current presentation.

The effective tax rates for 2006, 2005 and 2004 were 25.82 percent, 31.17 percent and 31.52 percent, respectively. Income tax expense was different than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)	2006	2005	2004

Federal income tax rate	35%	35%	35%

Tax computed at statutory rate	$ 118,328	$ 208,849	$ 219,795
Increase/(decrease) resulting from:
State income taxes	(681)	5,971	7,807
Tax credits	(18,340)	(17,937)	(17,201)
Other	(12,029)	(10,895)	(12,483)

Total	$ 87,278	$ 185,988	$ 197,918

Certain previously reported amounts have been reclassified to agree with current presentation.

A deferred tax asset or liability is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. Temporary differences which gave rise to deferred tax (assets)/liabilities on December 31, 2006 and 2005, were as follows:

(Dollars in thousands)	2006	2005

Deferred tax assets:
Loss reserves	$ (81,443)	$ (74,376)
Employee benefits	(111,827)	(83,215)
Accrued expenses	(9,033)	(7,439)
Investment in debt and equity securities	(27,311)	(31,530)
Other	(5,307)	(4,600)

Gross deferred tax assets	(234,921)	(201,160)

Deferred tax liabilities:
Capitalized mortgage servicing rights	502,861	392,087
Asset securitizations	14,709	8,861
Depreciation and amortization	49,435	45,603
Federal Home Loan Bank stock	14,774	13,494
Deferred fees and expenses	27,398	38,775
Other intangible assets	19,447	18,242
Other	16,442	12,276

Gross deferred tax liabilities	645,066	529,338

Net deferred tax liabilities	$ 410,145	$ 328,178

Certain previously reported amounts have been reclassified to agree with current presentation.

The deferred tax assets above are net of an immaterial valuation allowance due to capital losses. Other than these capital losses, no valuation allowance related to deferred tax assets has been recorded on December 31, 2006 and 2005, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized.

Note 17 - Earnings per Share

The following table shows a reconciliation of earnings per common share to diluted earnings per common share:

(In thousands, except per share data)	2006	2005	2004

Net income from continuing operations	$250,802	$410,723	$430,068
Income from discontinued operations, net of tax	210,767	17,072	15,640
Cumulative effect of changes in accounting principle, net of tax	1,345	(3,098)	—

Net income	$462,914	$424,697	$445,708

Weighted average common shares	124,453	125,475	124,730
Effect of dilutive securities	3,464	3,889	3,706

Diluted average common shares	127,917	129,364	128,436

Earnings per common share:
Net income from continuing operations	$ 2.02	$ 3.27	$ 3.45
Income from discontinued operations, net of tax	1.69	.14	.12
Cumulative effect of changes in accounting principle, net of tax	0.01	(.03)	—

Net income	$ 3.72	$ 3.38	$ 3.57

Diluted earnings per common share:
Net income from continuing operations	$ 1.96	$ 3.17	$ 3.35
Income from discontinued operations, net of tax	1.65	.14	.12
Cumulative effect of changes in accounting principle, net of tax	0.01	(.03)	—

Net income	$ 3.62	$ 3.28	$ 3.47

Outstanding stock options of 6,264, 4,105 and 2,808 with weighted average exercise prices of $42.51, $43.52 and $45.70 per share for the years ended December 31, 2006, 2005 and 2004, respectively, were not included in the computation of diluted earnings per common share because such shares would have had an antidilutive effect on earnings per common share.
Certain previously reported amounts have been reclassified to agree with current presentation.

In first quarter 2006, FHN purchased four million shares of its common stock. This share repurchase program was concluded for an adjusted purchase price of $165.1 million in second quarter 2006.

Note 18 - Restrictions, Contingencies and Other Disclosures

Restrictions on cash and due from banks. The commercial banking subsidiaries of FHN are required to maintain average reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act and Regulation D. The balances required on December 31, 2006 and 2005, were $211.8 million and $265.5 million, respectively. These reserves are included in “Cash and due from banks” on the Consolidated Statements of Condition.

Restrictions on dividends. Dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans or advances. As of December 31, 2006, FTBNA had undivided profits of $2,145.6 million of which $642.7 million was available for distribution to FHN as dividends without prior regulatory approval.

Restrictions on intercompany transactions. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the bank’s capital stock and surplus, as defined, or $375.6 million on December 31, 2006. The parent company had covered transactions of $40.6 million from FTBNA on December 31, 2006. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank’s capital stock and surplus, or $751.1 million on December 31, 2006. FTBNA’s total covered transactions with all affiliates on December 31, 2006 were $477.4 million. Certain loan agreements also define other restricted transactions related to additional borrowings.

Contingencies. Contingent liabilities arise in the ordinary course of business, including those related to litigation. Various claims and lawsuits are pending against FHN and its subsidiaries. Although FHN cannot predict the outcome of these lawsuits, after consulting with counsel, management is of the opinion that when resolved, these lawsuits will not have a material adverse effect on the consolidated financial statements of FHN.

In November 2000, a complaint was filed in state court in Jackson County, Missouri against FHN’s subsidiary, First Horizon Home Loans. The case generally concerns the charging of certain loan origination fees, including fees permitted by Kansas and federal law but allegedly restricted or not permitted by Missouri law, when First Horizon Home Loans or its predecessor, McGuire Mortgage Company, made certain second-lien mortgage loans. Among other relief, plaintiffs seek a refund of fees, a repayment and forgiveness of loan interest, prejudgment interest, punitive damages, loan rescission, and attorneys’ fees. In response to pre-trial motions, the court has certified a statewide class action involving approximately 4,000 loans and has made the following rulings, among others: Missouri law rather than Kansas law governs at least some of those loans made before FHN acquired McGuire (pre-acquisition loans) and Missouri law was not complied with in certain respects as to some such loans; and, federal law governs and permits the charging of loan discount fees as to those loans made after FHN acquired McGuire (post-acquisition loans). Several important issues have not yet been finally resolved by the court, including, among others: whether Missouri or federal law generally governs the post-acquisition loan fees (other than loan discount fees); whether plaintiffs are entitled to seek recovery and forgiveness of loan interest; whether prejudgment interest is available to be awarded; and, whether the applicable statute of limitations is three or six years. Trial had been scheduled for the fourth quarter of 2006.

As a result of mediation, FHN has entered into a final settlement agreement related to the McGuire lawsuit. In connection with this settlement, FHN has agreed to pay, under agreed circumstances using an agreed methodology, an aggregate of up to approximately $36 million. The total amount currently reserved for this matter is approximately $22 million. The settlement has received preliminary approval by the court, but is subject to final approval by the court after a hearing.

The loss reserve for this matter reflects an estimate of the amount that ultimately would be paid under the settlement. The difference between the maximum amount possible under the settlement and the amount reserved reflects the company’s view, among other things, of the number of purported class members that probably will participate in the settlement. The assumptions involved in estimating the actual level of participation and loss are highly judgmental and, accordingly, the ultimate amount paid under the settlement could be higher or lower than the amount reserved at present, but cannot exceed the settlement amount.

Other disclosures - Company Owned Life Insurance. FHN has purchased life insurance on certain of its employees and is the beneficiary on these policies. On December 31, 2006, the cash surrender value of these policies, which is included in “Other assets” on the Consolidated Statements of Condition, was $686.4 million. There are restrictions on $71.7 million of the proceeds from these benefits which relate to certain compensation plans. FHN has not borrowed against the cash surrender value of these policies.

Note 18 - Restrictions, Contingencies and Other Disclosures (continued)

Other disclosures – Indemnification agreements and guarantees. In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN’s obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

First Horizon Home Loans services a mortgage loan portfolio of approximately $101.8 billion on December 31, 2006; a significant portion of which is held by GNMA, FNMA, FHLMC or private security holders. In connection with its servicing activities, First Horizon Home Loans guarantees the receipt of the scheduled principal and interest payments on the underlying loans. In the event of customer non-performance on the loan, First Horizon Home Loans is obligated to make the payment to the security holder. Under the terms of the servicing agreements, First Horizon Home Loans can utilize payments received from other prepaid loans in order to make the security holder whole. In the event payments are ultimately made by First Horizon Home Loans to satisfy this obligation, for loans sold with no recourse, all funds are recoverable from the government agency at foreclosure sale. See Note 24 - Securitizations for additional information on loans sold with recourse.

First Horizon Home Loans is also subject to losses in its loan servicing portfolio due to loan foreclosures and other recourse obligations. Certain agencies have the authority to limit their repayment guarantees on foreclosed loans resulting in certain foreclosure costs being borne by servicers. In addition, First Horizon Home Loans has exposure on all loans sold with recourse. First Horizon Home Loans has various claims for reimbursement, repurchase obligations, and/or indemnification requests outstanding with government agencies or private investors. First Horizon Home Loans has evaluated all of its exposure under recourse obligations based on factors, which include loan delinquency status, foreclosure expectancy rates and claims outstanding. Accordingly, First Horizon Home Loans had an allowance for losses on the mortgage servicing portfolio of approximately $14.0 million and $16.4 million on December 31, 2006 and 2005, respectively. First Horizon Home Loans has sold certain mortgage loans with an agreement to repurchase the loans upon default. For the single-family residential loans, in the event of borrower nonperformance, First Horizon Home Loans would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, FHA insurance or VA guarantees. On December 31, 2006 and 2005, First Horizon Home Loans had single-family residential loans with outstanding balances of $116.4 million and $147.3 million, respectively, that were serviced on a full recourse basis. On December 31, 2006 and 2005, the outstanding principal balance of loans sold with limited recourse arrangements where some portion of the principal is at risk and serviced by First Horizon Home Loans was $3.0 billion and $3.1 billion, respectively. Additionally, on December 31, 2006 and 2005, $5.0 billion and $5.7 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where the risk is limited to interest and servicing advances.

FHN has securitized and sold HELOC and second-lien mortgages which are held by private security holders, and on December 31, 2006, the outstanding principal balance of these loans was $368.8 million and $96.9 million, respectively. On December 31, 2005, the outstanding principal balance of securitized and sold HELOC and second-lien mortgages was $640.6 million and $142.7 million, respectively. In connection with its servicing activities, FTBNA does not guarantee the receipt of the scheduled principal and interest payments on the underlying loans but does have residual interests of $43.9 million and $57.0 million on December 31, 2006 and 2005, respectively, which are available to make the security holder whole in the event of credit losses. FHN has projected expected credit losses in the valuation of the residual interest.

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

The Agreement provides that until the earlier of the tenth business day (subject to certain adjustments by the board of directors) after a person or group commences a tender or exchange offer that will, subject to certain exceptions, result in such person or group owning 10 percent or more of FHN’s common stock, or the tenth business day (subject to certain adjustments by the board) after the public announcement by FHN that a person or group owns 10 percent or more of FHN’s common stock, the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed, and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $150.

If any person or group acquires 10 percent or more of FHN’s common stock, then each right (other than rights beneficially owned by holders of 10 percent or more of the common stock or affiliates, associates or transferees thereof, which rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of FHN common stock or participating preferred stock having a market value of twice the exercise price. Also, if there is a 10 percent shareholder and FHN is involved in certain significant transactions, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the other party having a market value of twice the exercise price. If any person or group acquires 10 percent or more (but not more than 50 percent) of FHN’s common stock, FHN’s board of directors may, at its option, exchange one share of FHN common stock or one one-hundredth of a share of participating preferred stock for each right (other than rights which have become void). The board of directors may amend the Agreement in any respect prior to the tenth business day after announcement by FHN that a person or group has acquired 10 percent or more of FHN’s common stock. The rights will expire on the earliest of the following times: the time of the exchange described in the second preceding sentence; December 31, 2009; or the date the rights are redeemed as described in the following sentence. The rights may be redeemed by the board of directors for $0.001 per right until 10 business days after FHN announces that any person or group owns 10 percent or more of FHN’s common stock.

Note 20 – Savings, Pension and Other Employee Benefits

Savings plan. Substantially all employees of FHN are covered by a contributory savings plan in conjunction with a flexible benefits plan. During the year, FHN makes contributions to each employee’s flexible benefits plan account. These contributions are based on length of service and a percentage of the employee’s salary. The employees have the option to direct a portion or all of the contribution into their savings plan accounts. Employees may also make pre-tax and after-tax personal contributions to the savings plan. FHN matches certain employee pre-tax contributions invested in FHN’s common stock fund (or for employees of First Horizon Home Loans, contributions made to any savings plan fund) at a rate of $.50 for each $1.00 invested up to 6 percent of the employee’s qualifying salary. Contributions made by FHN to the flexible benefits plan were $31.3 million for 2006, $30.2 million for 2005 and $26.8 million for 2004. A feature of the savings plan allows employees to choose to invest their savings in one or more of ten various component funds, including a nonleveraged employee stock ownership plan (ESOP). Compensation cost related to the ESOP is measured as the amount allocated from matching contributions and discretionary contributions contributed to the ESOP and is included in the contributions amount above. Dividends on shares held by the ESOP are charged to retained earnings and shares held by the ESOP are treated as outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 7,574,345 on December 31, 2006.

Pension plan. FHN provides pension benefits to employees retiring under the provisions of a noncontributory, defined benefit pension plan. Employees of FHN’s mortgage subsidiary and certain insurance subsidiaries are not covered by the pension plan. Pension benefits are based on years of service, average compensation near retirement and estimated social security benefits at age 65. The annual funding is based on an actuarially determined amount using the entry age cost method.

FHN also maintains a nonqualified supplemental executive retirement plan that covers certain employees whose benefits under the pension plan have been limited under Tax Code Section 415 and Tax Code Section 401(a)(17), which limit compensation to $220,000 for purposes of benefit calculations. Compensation is defined in the same manner as it is under the pension plan. Participants receive the difference between the monthly pension payable, if tax code limits did not apply, and the actual pension payable. All benefits provided under this plan are unfunded and payments to plan participants are made by FHN.

Other employee benefits. FHN provides postretirement medical insurance to full-time employees retiring under the provisions of the FHN Pension Plan. The postretirement medical plan is contributory with retiree contributions adjusted annually. The plan is based on criteria that are a combination of the employee’s age and years of service and utilizes a two-step approach. For any employee retiring on or after January 1, 1995, FHN contributes a fixed amount based on years of service and age at time of retirement. FHN’s postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” requires a plan sponsor to determine if benefits offered through a postretirement health care plan are actuarially equivalent to Medicare Part D. Plan benefits were determined to be actuarially equivalent in 2005. Due to recognizing the Medicare Part D subsidy in 2005 the accumulated postretirement benefit obligation was reduced by $7.2 million and net periodic cost was reduced by $.4 million.

Actuarial assumptions. To develop the expected long-term rate of return on assets assumption, FHN considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. Since FHN’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes were adjusted to reflect the expected additional returns. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an 8.35 percent assumption for 2007 for the defined benefit pension plan and the other employee benefit plan except for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993 for which the assumed rate of return for 2007 is 5.43 percent.

The discount rates for the three years ended 2006 for pension and postretirement benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rate is selected based on data specific to FHN’s plans and employee population.

Note 20 – Savings, Pension and Other Employee Benefits (continued)

The actuarial assumptions used in the defined benefit pension plan and the other employee benefit plan were as follows:

	Pension Benefits				Postretirement Benefits

	2006		2005	2004	2006	2005	2004

Weighted average assumptions used to determine benefit obligations as of September 30 measurement date
Discount rate	6.06	%*	5.87%	6.47%	5.85%	5.64%	6.07%
Rate of compensation increase	4.10		4.42	5.42	N/A	N/A	N/A

Weighted average assumptions used to determine net periodic benefit cost for the fiscal year
Discount rate	5.87%		6.47%	6.25%	5.64%	6.00%	6.25%
Expected return on plan assets	8.65		8.70	8.75	8.65	8.70	8.75
Expected return on plan assets dedicated to employees who retired prior to January 1, 1993	N/A		N/A	N/A	5.62	5.70	5.75
Rate of compensation increase	4.42		5.42	5.42	N/A	N/A	N/A

*	The discount rate used to determine benefit obligations under the non-qualified supplemental executive retirement plan was 5.88% for 2006.

The assumed health care cost trend rates used in the defined benefit pension plan and the other employee benefit plan were as follows:

	2006		2005

Assumed Health Care Cost Trend Rates on December 31	Participants under age 65	Participants 65 years and older	Participants under age 65	Participants 65 years and older

Health care cost trend rate assumed for next year	9.5%	11.5%	10.0%	12.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.0	6.0	6.0	6.0
Year that the rate reaches the ultimate trend rate	2013	2017	2013	2017

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease

Adjusted total service and interest cost components	$ 1,513	$ 1,392
Adjusted postretirement benefit obligation at end of plan year	20,574	18,620

The components of net periodic benefit cost for the plan years 2006, 2005 and 2004 were as follows:

	Pension Benefits			Postretirement Benefits

(Dollars in thousands)	2006	2005	2004	2006	2005	2004

Components of net periodic benefit cost
Service cost	$18,081	$15,781	$14,359	$332	$761	$723
Interest cost	21,942	21,271	19,335	1,116	1,537	1,932
Expected return on plan assets	(35,778)	(33,835)	(30,940)	(1,683)	(1,670)	(1,626)
Amortization of prior service cost	844	827	684	(176)	(176)	(176)
Recognized losses/(gains)	7,074	4,055	3,711	(562)	(171)	—
Amortization of transition obligation	—	—	—	989	989	989

Net periodic cost	$12,163	$8,099	$7,149	$16	$1,270	$1,842

Note 20 – Savings, Pension and Other Employee Benefits (continued)

Effective December 31, 2006, FHN adopted SFAS No. 158, which required the recognition of the overfunded or underfunded status of a defined benefit plan and postretirement plan as an asset or liability in the statements of condition. SFAS No. 158 did not change measurement or recognition requirements for periodic pension and postretirement costs. Additionally, SFAS No. 158 requires that, by 2008, the annual measurement date of a plan’s assets and liabilities be as of the date of the financial statements. The following table summarizes the effect of adoption of SFAS No. 158 on the Consolidated Statement of Condition as of December 31, 2006:

(Dollars in thousands)	Before SFAS No. 158 without MPL adjustments*	MPL adjustments*	SFAS No. 158 adoption adjustments	After SFAS No. 158 adjustments

Other intangible assets, net	$ 66,991	$ (1,657)	$ (804)	$ 64,530
Other assets	1,838,522	380	(123,177)	1,715,725
Total assets	38,043,517	(1,277)	(123,981)	37,918,259
Other liabilities	1,342,686	(1,080)	(47,323)	1,294,283
Total liabilities	35,209,002	(1,080)	(47,323)	35,160,599
Accumulated other comprehensive gain/(loss), net	4,407	(197)	(76,658)	(72,448)
Total shareholders’ equity	2,539,245	(197)	(76,658)	2,462,390
Total liabilities and shareholders’ equity	38,043,517	(1,277)	(123,981)	37,918,259

*	MPL - Minimum pension liability

Note 20 – Savings, Pension and Other Employee Benefits (continued)

The following table sets forth reconciliation of the plans’ benefit obligations and plan assets for 2006 and 2005 as well as the plans’ funded status reconciled to the amounts shown in the Consolidated Statement of Condition for 2005:

	Pension Benefits		Postretirement Benefits

(Dollars in thousands)	2006	2005	2006	2005

Change in benefit obligation
Benefit obligation at beginning of plan year	$379,770	$333,408	$20,553	$29,668
Service cost	18,081	15,781	332	761
Interest cost	21,942	21,271	1,116	1,537
Amendments	800	1,857	—	—
Actuarial (gain)/loss	(2,465)	18,902	(1,669)	(10,563)
Benefits paid	(11,129)	(11,449)	(1,077)	(850)
Expected Medicare Part D reimbursement	—	—	285	—

Benefit obligations at end of plan year	$406,999	$379,770	$19,540	$20,553

Change in plan assets
Fair value of plan assets at beginning of plan year	$401,939	$348,065	$21,660	$21,560
Actual return on plan assets	30,081	27,765	1,077	950
Employer contribution	537	37,558	—	—
Benefits paid	(11,129)	(11,449)	(1,077)	(850)

Fair value of plan assets at end of plan year	$421,428	$401,939	$21,660	$21,660

Net funded status on September 30	$14,429	$22,169	$2,120	$1,107
Unrecognized net actuarial loss/(gain)		130,681		(10,597)
Unrecognized net transitional obligation		—		6,917
Unrecognized prior service cost/(benefit)		6,791		(1,420)

Prepaid benefit cost on September 30		159,641		(3,993)
Contributions paid from October 1 to December 31		124		—

Prepaid benefit cost on December 31		$159,765		$(3,993)

Amounts recognized in the Consolidated Statement of Condition consist of the following:
Prepaid benefit cost		$159,765
Accrued benefit liability		(6,733)
Intangible asset		2,461
Accumulated other comprehensive income		4,272

Net amount recognized		$159,765

The accumulated benefit obligation for the pension plan was $360.5 million and $343.7 million on September 30, 2006 and 2005, respectively. FHN made a contribution of $37 million to the pension plan in fourth quarter 2006 and made an additional contribution of $37 million in first quarter 2007. Both of these contributions were attributable to the 2006 plan year. FHN expects to make no additional contributions to the pension plan or to the other employee benefit plan in 2007. On September 30, 2005, the qualified pension plan had $168.9 million in prepaid benefit cost, while the supplemental executive retirement plan had $(9.3) million in benefit cost. The accrued benefit liability, intangible asset and accumulated other comprehensive income were attributable to the unfunded supplemental executive retirement plan.

Upon adoption of SFAS No. 158, unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits were recognized as a component of accumulated other comprehensive income. The following table provides detail on a pre-tax basis for prior service cost, net actuarial loss/(gain) and net transitional obligation recognized in accumulated other comprehensive income in 2006, related to the defined benefit pension plan and the other employee benefit plan:

Note 20 – Savings, Pension and Other Employee Benefits (continued)

(Dollars in thousands)	Pension Benefits	Postretirement Benefits

Prior service cost/(benefit)	$ 6,747	$ (1,244)
Net actuarial loss/(gain)	126,839	(11,098)
Net transitional obligation	—	5,928

The estimated prior service cost and net actuarial loss/(gain) that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2007 are $.9 million and $7.8 million for the defined benefit pension plan and $(.2) million and $(.7) million for the other employee benefit plan, respectively. The estimated transitional obligation for the other employee benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2007 is $1.0 million.

FHN expects no defined benefit pension plan’s and other employee benefit plan’s assets to be returned to FHN in 2007.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate, and projected Medicare reimbursements:

(Dollars in thousands)	Pension Benefits	Postretirement Benefits	Medicare Reimbursements

2007	$ 13,017	$1,618	$435
2008	14,659	1,703	498
2009	16,338	1,779	562
2010	18,037	1,847	622
2011	19,874	1,902	688
2012 - 2016	133,832	9,804	768

Recognition of the funded status of plans in the Consolidated Statement of Condition under SFAS No. 158 eliminated the need to report an additional minimum liability in 2006. Included within other comprehensive income for 2006 was a $316,000 increase in the minimum pension liability and for 2005 was a $215,000 decrease in the minimum pension liability.

The following table sets forth FHN’s pension plan asset allocation on September 30, 2006 and 2005:

			Percentage of Plan Assets on September 30

	Targeted Allocation		2006		2005

Equity securities	70%		71.1%		69.7%
Large capital equity		35%		33.8%		31.7%
Small capital equity		20		20.4		21.0
International equity		15		16.9		17.0
Other	30		28.9		30.3
Fixed income				28.5		29.3
Money market				.4		1.0

Total				100.0%		100.0%

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

Note 20 – Savings, Pension and Other Employee Benefits (continued)

terms of general economic and capital market conditions. In addition, the investment objective will be implemented through traditional long-term stock and bond strategies. It is not contemplated at this time that any derivative instruments will be used to achieve investment objectives.

During 2006, FHN reviewed its pension portfolio investment strategy and decided to maintain its equity exposure at 70 percent of total plan assets in 2007. The expected return on plan assets assumption for 2007 will be 8.35 percent.

Risk Management Practices: The asset allocation policy and the associated risk budget has been developed based on an evaluation of the organization’s ability and willingness to assume investment risk based on the Retirement Investment Committee’s financial and benefits-related goals and objectives.

Frequency of Rebalancing: The Retirement Investment Committee will rebalance the portfolio assets as necessary to maintain liquidity for benefit payments and/or stay within the established target asset allocation ranges. At a minimum rebalancing will take place on an annual basis. The following table sets forth FHN’s other benefit plan asset allocation on September 30, 2006 and 2005:

	Percentage of Plan Assets on September 30

		2006		2005

Equity securities	69.1%		56.6%
Large capital equity		53.4%		44.1%
Small capital equity		15.7		12.5
Other	30.9		43.4
Fixed income		26.8		42.1
Cash equivalents and money market		4.1		1.3

Total		100.0%		100.0%

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

Tactical allocation within the broad strategic objective of 70/30 equity to fixed blend is contemplated periodically with an attention to the likelihood of improving the return potential coupled with a reduction of the risk level.

During 2006, FHN merged its First Funds family of funds with mutual funds managed by Goldman Sachs Asset Management. The following table sets forth the amounts of FHN common stock and amounts and types of mutual funds managed by FTBNA that are included in plan assets:

	Pension Benefits		Postretirement Benefits

(Dollars in thousands)	2006	2005	2006	2005

First Funds Capital Appreciation Portfolio Class I	$ —	$ 84,405	$ —	$ 2,728
First Funds Core Equity Portfolio Class I	—	103,165	—	7,204
First Funds Intermediate Bond Portfolio Class I	—	117,540	—	6,929
First Funds U.S. Government Money Market Portfolio	—	3,959	—	—
First Horizon National Corporation Common Stock*	25,098	24,002	—	—

*	The number of shares of FHN common stock held by the pension plan was 660,300 on September 30, 2006 and September 30, 2005.

Note 21 - Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Stock option plans. FHN issues non-qualified stock options to employees under various plans, which provide for the issuance of FHN common stock at a price equal to its fair market value at the date of grant. All options vest within 3 to 4 years and expire 7 years or 10 years from the date of grant. A deferral program, which was discontinued in 2005, allowed for the foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Any options issued below market on the date of grant during 2005 were related to 2004 salary deferrals for employees and 2004 board compensation for directors. Options that were part of compensation deferral prior to January 2, 2004, expire 20 years from the date of grant. Stock options granted after January 2, 2004, that are part of the compensation deferral expire 10 years from the date of grant. There were 4,849,829 shares available for option or share grants on December 31, 2006.

The summary of stock option activity during the year ended December 31, 2006, is shown below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (thousands)

January 1, 2006	20,289,455	$32.87
Options granted	1,639,524	40.69
Options exercised*	(2,781,544)	27.03
Options forfeited	(790,658)	41.59
Options expired	(239,791)	38.76

December 31, 2006	18,116,986	34.02	6.66	$149,775

Options exercisable	12,138,674	$30.16	7.37	$142,877
Options expected to vest	4,717,813	41.86	5.22	5,455

*	Stock options exercised for year ended December 31, 2006, included 1,242 options converted to stock equivalents as part of the deferred compensation program.

The total intrinsic value of options exercised during 2006, 2005 and 2004, was $37.4 million, $28.0 million and $56.3 million, respectively. On December 31, 2006, there was $13.5 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 1.04 years. The following data summarizes information about stock options granted during 2006, 2005 and 2004:

	Number Granted	Weighted Average Fair Value per Option at Grant Date

2006:
Options granted	1,639,524	$5.92

2005:
Options granted	2,401,011	$6.90

2004:
Options granted	2,961,967	$10.26

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2006, 2005 and 2004, with the following assumptions:

	2006	2005	2004

Expected dividend yield	4.42%	4.26%	3.51%
Expected weighted-average lives of options granted	5.27 years	5.11 years	4.88 years
Expected weighted-average volatility	19.03%	22.84%	26.57%
Expected volatility range	18.11% - 24.40%	20.00% - 26.30%	21.30% - 28.60%
Risk-free interest rates range	4.78% - 5.00%	3.47% - 4.36%	2.21% - 4.76%

Note 21 - Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. Expected volatility is estimated using average of daily high and low stock prices, excluding swings in volatility caused by unique, infrequent circumstances. Expected volatility assumptions are determined over the period of the expected lives of the options.

Restricted stock incentive plans. FHN has authorized the issuance of its common stock for awards to executive and other management employees who have a significant impact on the profitability of FHN. Under a performance accelerated restricted stock program, restricted shares can vest as early as 3 years instead of 10 years following the grant date if predetermined performance criteria are met. Under the long-term incentive program, performance stock units vest only if predetermined performance measures are met. Units are forfeited if the performance criteria are not met. In 2006, restricted stock and stock options were awarded to the Chief Executive Officer and Chief Operating Officer, which will vest over 3 and 4 years, but only if predetermined performance measures are met. FHN also grants restricted stock awards to all management employees, which typically vest over 3 and 4 years. Additionally, one of the plans allows stock awards to be granted to non-employee directors upon approval by the board of directors. It has been the recent practice of the board to grant 8,000 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. Beginning in 2007, the old restricted stock program has been discontinued. Each new non-employee director instead will receive an annual award of restricted stock units (“RSUs”) valued at $45,000. Each RSU award will be scheduled to vest the following year and will be paid in common shares plus accrued cash dividends at vesting. Existing non-employee directors also will participate in the new RSU program, but participation will be phased in as the old restricted stock awards vest. As a result of the varied pattern of past awards and the phase-in process, in 2007 all existing non-employee directors who fulfill the vesting requirements will have 800 old restricted shares vest. After 2007, each such director will have one of the following occur each year: 800 old restricted shares will vest; or, a full grant of new RSUs will vest; or, a combination of old restricted shares (less than 800) and new RSUs (less than 100%) will vest. The summary of restricted stock activity during the year ended December 31, 2006, is presented below:

	Shares/ Units	Weighted average grant date fair value

Nonvested on January 1, 2006	1,228,282	$41.10
Shares/units granted	703,554	40.15
Shares/units vested	(45,574)	35.30
Shares/units canceled	(206,551)	41.34

Nonvested on December 31, 2006	1,679,711	$40.83

On December 31, 2006, there was $17.0 million of unrecognized compensation cost related to nonvested restricted stock plans. That cost is expected to be recognized over a weighted-average period of 2.83 years. The total grant date fair value of shares vested during 2006, 2005 and 2004, was $1.6 million, $2.0 million and $1.6 million, respectively.

The board of directors approved amendments to the restricted stock plan during 1998 permitting deferral by participants of the receipt of restricted stock prior to the lapse of restrictions. Due to deferred compensation legislation passed in 2004, participants are no longer allowed to make voluntary deferral elections under the stock programs.

The compensation cost that has been included in income from continuing operations pertaining to both stock option and restricted stock plans was $15.9 million, $30.3 million and $15.7 million for 2006, 2005 and 2004, respectively. The corresponding total income tax benefits recognized in the income statements were $6.0 million, $11.3 million and $5.9 million for 2006, 2005 and 2004, respectively.

Consistent with Tennessee state law, only new or authorized, but unissued, shares may be utilized in connection with any issuance of FHN common stock which may be required as a result of share based compensation awards. FHN historically obtains authorization from the Board of Directors to repurchase any shares that may be issued at the time a plan is approved or amended. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, and prudent capital management. FHN does not currently expect to repurchase a material number of shares related to the plans during the next annual period.

Note 21 - Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

Dividend reinvestment plan. The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the sale of FHN’s common stock from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends and make optional cash payments of $25 to $10,000 per quarter without paying commissions. The price of shares purchased on the open market is the average price paid.

Note 22 – Business Segment Information

FHN has four business segments, Retail/Commercial Banking, Mortgage Banking, Capital Markets and Corporate. The Retail/Commercial Banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, Retail/Commercial Banking provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, check clearing, and correspondent services. On March 1, 2006, FHN sold its national merchant processing business. The divestiture was accounted for as a discontinued operation which is included in the Retail/Commercial Banking segment. The Mortgage Banking segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses. The Capital Markets segment consists of traditional capital markets securities activities, structured finance, equity research, investment banking, loan sales, portfolio advisory, and the sale of bank-owned life insurance. The Corporate segment consists of unallocated corporate expenses, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, and venture capital. Periodically, FHN adapts its segments to reflect changes in expense allocations between segments. Previously reported amounts have been reclassified to agree with current presentation. Effective January 1, 2006, FHN adopted SFAS No. 123-R and retroactively applied the provisions of the standard. Accordingly, results for prior periods have been adjusted to reflect expensing of share-based compensation.

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

(Dollars in thousands)		2006	2005	2004

Consolidated	Net interest income	$996,937	$ 984,027	$ 856,311
	Provision for loan losses	83,129	67,678	48,348
	Noninterest income	1,166,893	1,307,256	1,281,831
	Noninterest expense	1,742,621	1,626,894	1,461,808

	Income before income taxes	338,080	596,711	627,986
	Provision for income taxes	87,278	185,988	197,918

	Income from continuing operations	250,802	410,723	430,068
	Income from discontinued operations, net of tax	210,767	17,072	15,640

	Income before cumulative effect of changes in accounting principle	461,569	427,795	445,708
	Cumulative effect of changes in accounting principle, net of tax	1,345	(3,098)	—

	Net income	$462,914	$ 424,697	$ 445,708

	Average assets	$38,764,567	$36,560,436	$27,305,833

	Depreciation, amortization and MSR impairment	$144,806	$ 377,075	$ 322,740
	Expenditures for long-lived assets	100,263	95,661	78,763

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 – Business Segment Information (continued)

(Dollars in thousands)		2006	2005	2004

Retail/Commercial	Net interest income	$ 915,495	$ 862,426	$ 697,615
Banking	Provision for loan losses	83,201	67,061	48,401
	Noninterest income	441,267	420,750	401,825
	Noninterest expense	839,485	773,437	685,746

	Income before income taxes	434,076	442,678	365,293
	Provision for income taxes	126,266	134,582	104,638

	Income from continuing operations	307,810	308,096	260,655
	Income from discontinued operations, net of tax	210,767	17,072	15,640

	Income before cumulative effect of changes in accounting principle	518,577	325,168	276,295
	Cumulative effect of changes in accounting principle, net of tax	522	(3,098)	—

	Net income	$ 519,099	$ 322,070	$ 276,295

	Average assets	$23,257,610	$21,501,379	$17,322,175

	Depreciation, amortization and MSR impairment	$ 108,305	$ 104,481	$ 92,942
	Expenditures for long-lived assets	83,039	68,290	45,660

Mortgage Banking	Net interest income	$ 91,715	$ 147,501	$ 154,403
	Provision for loan losses	(72)	617	(53)
	Noninterest income	385,244	503,395	460,236
	Noninterest expense	475,140	463,048	421,776

	Income before income taxes	1,891	187,231	192,916
	(Benefit)/provision for income taxes	(2,553)	65,424	71,516

	Income before cumulative effect of changes in accounting principle	4,444	121,807	121,400
	Cumulative effect of changes in accounting principle, net of tax	414	—	—

	Net income	$ 4,858	$ 121,807	$ 121,400

	Average assets	$ 6,381,245	$ 6,309,763	$ 5,283,638

	Depreciation, amortization and MSR impairment *	$ 22,315	$ 249,151	$ 220,179
	Expenditures for long-lived assets	9,569	22,347	25,148

Capital Markets	Net interest (expense)/ income	$ (15,378)	$ (28,488)	$ 5,028
	Noninterest income	395,334	365,062	379,919
	Noninterest expense	332,191	310,166	295,457

	Income before income taxes	47,765	26,408	89,490
	Provision for income taxes	17,805	9,925	33,917

	Income before cumulative effect of changes in accounting principle	29,960	16,483	55,573
	Cumulative effect of changes in accounting principle, net of tax	179	—	—

	Net income	$ 30,139	$ 16,483	$ 55,573

	Average assets	$ 4,973,223	$ 5,294,638	$ 1,762,841

	Depreciation and amortization	$ 13,366	$ 11,730	$ 8,230
	Expenditures for long-lived assets	2,298	2,662	3,922

*

Effective January 1, 2006, FHN elected early adoption of SFAS No. 156 which requires MSR to be measured at fair value both initially and prospectively; thus, amortization and impairment are no longer recorded.

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 – Business Segment Information (continued)

(Dollars in thousands)		2006	2005	2004

Corporate	Net interest income/(expense)	$5,105	$2,588	$(735)
	Noninterest income	(54,952)	18,049	39,851
	Noninterest expense	95,805	80,243	58,829

	Loss before income taxes	(145,652)	(59,606)	(19,713)
	Income tax benefit	(54,240)	(23,943)	(12,153)

	Loss before cumulative effect of changes in accounting principle	(91,412)	(35,663)	(7,560)
	Cumulative effect of changes in accounting principle, net of tax	230	—	—

	Net loss	$(91,182)	$(35,663)	$(7,560)

	Average assets	$4,152,489	$3,454,656	$2,937,179

	Depreciation and amortization	$820	$11,713	$1,389
	Expenditures for long-lived assets	5,357	2,362	4,033

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 23 - Fair Value of Financial Instruments

Accounting standards require the disclosure of estimated fair values of all asset, liability and off-balance sheet financial instruments. The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. In some cases, book value is a reasonable estimate of fair value due to the relatively short period of time between origination of the instrument and its expected realization. The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as off-balance sheet commitments as of December 31, 2006 and 2005:

	December 31, 2006		December 31, 2005

(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value

Assets:
Loans, net of unearned income:
Floating	$15,216,402	$15,215,112	$14,552,575	$14,551,479
Fixed	6,805,666	6,764,631	6,018,652	5,924,663
Nonaccrual	82,837	82,837	40,771	40,771
Allowance for loan losses	(216,285)	(216,285)	(189,705)	(189,705)

Total net loans	21,888,620	21,846,295	20,422,293	20,327,208
Liquid assets	3,451,319	3,451,319	3,629,314	3,629,314
Loans held for sale	2,873,577	2,890,048	4,424,267	4,439,005
Securities available for sale	3,890,151	3,890,151	2,912,103	2,912,103
Securities held to maturity	269	272	383	390
Derivative assets	169,032	169,032	49,259	49,259
Nonearning assets	1,883,074	1,883,074	1,607,827	1,607,827

Liabilities:
Deposits:
Defined maturity	$ 9,441,679	$ 9,445,258	$13,410,641	$13,405,293
Undefined maturity	10,771,553	10,771,553	9,906,916	9,906,916

Total deposits	20,213,232	20,216,811	23,317,557	23,312,209
Short-term borrowings	7,010,269	7,010,269	5,331,397	5,331,397
Long-term debt	5,836,360	5,833,129	3,437,643	3,465,705
Derivative liabilities	74,398	74,398	88,305	88,305
Other noninterest-bearing liabilities	938,681	938,681	696,558	696,558
Preferred stock of subsidiary	295,270	309,563	295,274	303,281

	Contractual Amount	Fair Value	Contractual Amount	Fair Value

Off-Balance Sheet Commitments:
Loan commitments	$16,061,088	$ 7,163	$16,932,527	$ 9,735
Other commitments	818,438	7,719	771,604	8,439

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 23 - Fair Value of Financial Instruments (continued)

The following describes the assumptions and methodologies used to estimate the fair value for financial instruments:

Floating rate loans. With the exception of floating rate 1-4 family residential mortgage loans, the fair value is approximated by the book value. Floating rate 1-4 family residential mortgage loans reprice annually and will lag movements in market rates; whereas, commercial and consumer loans typically reprice monthly. The fair value for floating rate 1-4 family mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the floating rate 1-4 family residential mortgage portfolio.

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

Long-term debt. The fair value is approximated by the present value of the contractual cash flows discounted by the investor’s yield which considers FHN’s and FTBNA’s debt ratings.

Note 23 - Fair Value of Financial Instruments (continued)

Derivative liabilities. Fair values are based primarily on quoted market prices.

Other noninterest-bearing liabilities. For the purpose of this disclosure, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. The fair value is approximated by the book value.

Preferred stock of subsidiary. The fair value is approximated by the current trade amount of similar instruments.

Loan Commitments. Fair values are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Other Commitments. Fair values are based on fees charged to enter into similar agreements.

Note 24 - Securitizations

During 2006 and 2005, FHN securitized $22.4 billion and $29.5 billion, respectively, of single-family residential loans in primarily proprietary and agency securitization transactions, and the resulting securities were sold as senior and subordinate certificates. In 2006 and 2005, FHN recognized net pre-tax gains of $279.2 million and $321.9 million, respectively, from the sale of securitized loans which includes gains recognized on the capitalization of MSR associated with these loans. In 2006 and 2005, FHN capitalized approximately $416.0 million and $437.1 million, respectively, in originated MSR. These MSR, as well as other MSR held by FHN, are discussed further in Note 6 – Mortgage Servicing Rights. In certain cases, FHN continues to service and receive servicing fees related to the securitized loans, and has also retained residual interest certificates or financial assets including excess interest (structured as interest-only strips), principal-only strips, interest-only strips, or subordinated bonds. FHN received annual servicing fees approximating .33 percent in 2006 and .32 percent in 2005 of the outstanding balance of underlying mortgage loans. FHN received annual servicing fees approximating .50 percent in 2006 and 2005 of the outstanding balance of underlying loans for HELOC securitizations. Additionally, FHN retained rights to future cash flows on the HELOC securitizations arising after investors in the securitization trust have received the return for which they contracted. The investors and the securitization trusts have no recourse to other assets of First Horizon Home Loans or FHN for failure of debtors to pay when due.

The sensitivity of the current fair value of all retained or purchased interests for MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2006, are as follows:

(Dollars in thousands except for annual cost to service)	First Liens	Second Liens	HELOC

December 31, 2006
Fair value of retained interests	$1,495,215	$24,091	$14,636
Weighted average life (in years)	6.5	2.9	2.0

Annual prepayment rate	12.1%	29.1%	49.0%
Impact on fair value of 10% adverse change	$(55,436)	$(1,140)	$(850)
Impact on fair value of 20% adverse change	(109,915)	(2,160)	(1,622)

Annual discount rate on servicing cash flows	10.2%	14.0%	18.0%
Impact on fair value of 10% adverse change	$(56,578)	$(651)	$(364)
Impact on fair value of 20% adverse change	(112,015)	(1,266)	(707)

Annual cost to service (per loan)*	$55	$50	$50
Impact on fair value of 10% adverse change	(13,280)	(397)	(222)
Impact on fair value of 20% adverse change	(27,934)	(795)	(445)

Annual earnings on escrow	4.5%	5.2%	5.3%
Impact on fair value of 10% adverse change	$(33,595)	$(706)	$(588)
Impact on fair value of 20% adverse change	(67,713)	(1,411)	(1,175)

* The annual cost to service includes an incremental cost to service delinquent loans. Historically, this fair value sensitivity disclosure has not included this incremental cost. The annual cost to service first-lien mortgage loans without the incremental cost to service delinquent loans was $49 as of December 31, 2006.

Note 24 – Securitizations (continued)

The sensitivity of the current fair value of retained interests for other residuals to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2006, are as follows:

(Dollars in thousands except for annual cost to service)	Excess Interest IO	Certificated PO	IO	Subordinated Bonds	Residual Interest Certificates 2nd Liens	Residual Interest Certificates HELOC

December 31, 2006
Fair value of retained interests	$273,834	$2,758	$169	$4,699	$9,357	$34,549
Weighted average life (in years)	7.2	4.2	.9	7.7	2.9	2.4

Annual prepayment rate	8.6%	20.4%	68.6%	15.7%	28.0%	44.0%
Impact on fair value of 10% adverse change	$ (9,703)	$ (79)	$ (29)	$ (1)	$ (164)	$ (1,199)
Impact on fair value of 20% adverse change	(18,917)	(170)	(57)	(2)	(307)	(2,255)

Annual discount rate on residual cash flows	11.5%	9.5%	13.0%	11.5%	20.0%	18.0%
Impact on fair value of 10% adverse change	$(11,719)	$ (77)	$ (2)	$ (172)	$ (272)	$ (912)
Impact on fair value of 20% adverse change	(22,606)	(151)	(3)	(334)	(525)	(1,750)

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

FHN uses assumptions and estimates in determining the fair value allocated to retained interests at the time of initial securitization. The key economic assumptions used to measure the fair value of the MSR at the date of securitization or loan sale were as follows:

	First Liens	Second Liens	HELOC

2006
Weighted average life (in years)	5.7-7.8	2.7-2.9	1.7-2.0
Annual prepayment rate	10.6%-16.3%	25%-35%	45%-55%
Annual discount rate	9.4%-11.4%	14.0%	18.0%
Annual cost to service (per loan)*	$56-$58	$50	$50
Annual earnings on escrow	4.2%-4.9%	2.0%-5.3%	2.0%-5.3%

2005
Weighted average life (in years)	5.4-6.6	2.7-2.9	1.7-2.0
Annual prepayment rate	11.5%-15.2%	30%	45%-55%
Annual discount rate	10.06%-10.14%	14.0%-20.0%	18.0%
Annual cost to service (per loan)	$45-$46	$50	$50
Annual earnings on escrow	3.21%-4.31%	2.0%-4.2%	2.0%-4.4%

* The annual cost to service includes an incremental cost to service delinquent loans. Historically, the disclosure of annual cost to service assumptions  has not included this incremental cost.  The range of annual cost to service loans without the incremental cost to service delinquent loans was $48-$50 for MSR capitalized during the year ended December 31, 2006.

Note 24 – Securitizations (continued)

The key economic assumptions used to measure the fair value of other retained interests at the date of securitization were as follows:

	Excess Interest IO	Certificated PO

2006
Weighted average life (in years)	6.9-8.4	3.2-5.6
Annual prepayment rate	7.8%-12.0%	14.7%-24.0%
Annual discount rate	11.5%	5.0%-16.2%

2005
Weighted average life (in years)	5.8-7.2	3.0-5.7
Annual prepayment rate	8.3%-11.8%	13.6%-23.3%
Annual discount rate	11.5%	5.6%-14.54%

FTN Financial Capital Assets Corporation (FTNFCAC), an indirect wholly-owned subsidiary of FHN, enters into transactions where mortgage loans are purchased, pooled, securitized and sold. During 2006 and 2005, $189.4 million and $701.0 million of mortgage loans were sold for pre-tax gains of $2.1 million and $8.4 million, respectively, that were recognized in capital markets noninterest income. FTNFCAC does not retain servicing rights or any other form of retained interest on these securitizations.

For the years ended December 31, 2006, 2005 and 2004, cash flows received and paid related to securitizations were as follows:

(Dollars in thousands)	2006	2005	2004

Proceeds from initial securitizations	$ 22,639,364	$ 30,359,513	$ 26,834,087
Servicing fees retained*	344,337	287,290	232,566
Purchases of GNMA guaranteed mortgages	159,666	212,145	315,646
Purchases of delinquent or foreclosed assets	8,015	9,260	13,213
Other cash flows received on retained interests	54,572	76,425	57,637

* Includes servicing fees on originated, securitized and purchased MSR.
Certain previously reported amounts have been reclassified to agree with current presentation.

Note 24 – Securitizations (continued)

As of December 31, 2006, the principal amount of loans securitized and other loans managed with them, and the principal amount of delinquent loans, in addition to net credit losses during 2006 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans*	Net Credit Losses

	On December 31, 2006		For the Year Ended December 31, 2006

Type of loan:
Real estate residential	$78,772,282	$433,812	$37,163

Total loans managed or securitized**	78,772,282	$433,812	$37,163

Loans securitized and sold	(68,226,955)
Loans held for sale or securitization	(2,572,014)

Loans held in portfolio	$ 7,973,313

*	Loans 90 days or more past due include $128.6 million of GNMA guaranteed mortgages.
**	Securitized loans are real estate residential loans in which FHN has a retained interest other than servicing rights.

Note 25 – Derivatives and Off-Balance Sheet Arrangements

In the normal course of business, FHN utilizes various financial instruments, through its mortgage banking, capital markets and risk management operations, which include derivative contracts and credit-related arrangements, as part of its risk management strategy and as a means to meet customers’ needs. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee (ALCO) monitors the usage and effectiveness of these financial instruments.

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

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity, to facilitate customer transactions, and also as a risk management tool. Where contracts have been created for customers, FHN enters into transactions with dealers to offset its risk exposure. Derivatives are also used as a risk management tool to hedge FHN’s exposure to changes in interest rates or other defined market risks.

Derivative instruments are recorded on the Consolidated Statements of Condition as other assets or other liabilities measured at fair value. Fair value is defined as the amount FHN would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For freestanding derivative instruments, changes in fair value are recognized currently in earnings. Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Interest rate forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specific price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Swaptions are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Mortgage Banking

Mortgage banking interest rate lock commitments are short-term commitments to fund mortgage loan applications in process (the pipeline) for a fixed term at a fixed price. During the term of an interest rate lock commitment, First Horizon Home Loans has the risk that interest rates will change from the rate quoted to the borrower. First Horizon Home Loans enters into forward sales contracts with respect to fixed rate loan commitments and futures contracts with respect to adjustable rate loan commitments as economic hedges designed to protect the value of the interest rate lock commitments from changes in value due to changes in interest rates. Under SFAS No. 133, interest rate lock commitments qualify as derivative financial instruments and as such do not qualify for hedge accounting treatment. As a result, the interest rate lock commitments are recorded at fair value with changes in fair value recorded in current earnings as gain or loss on the sale of loans in mortgage banking noninterest income. See Note 1 – Summary of Significant Accounting Policies - for impact of SAB No. 105 on the valuation of interest rate lock commitments. Changes in the fair value of the derivatives that serve as economic hedges of interest rate lock

Note 25 – Derivatives and Off-Balance Sheet Arrangements (continued)

commitments are also included in current earnings as a component of gain or loss on the sale of loans in mortgage banking noninterest income.

First Horizon Home Loans’ warehouse (mortgage loans held for sale) is subject to changes in fair value, primarily due to fluctuations in interest rates from the loan closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declines in value when interest rates increase and rises in value when interest rates decrease. To mitigate this risk, First Horizon Home Loans enters into forward sales contracts and futures contracts to provide an economic hedge against those changes in fair value on a significant portion of the warehouse. These derivatives are recorded at fair value with changes in fair value recorded in current earnings as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

To the extent that these interest rate derivatives are designated to hedge specific similar assets in the warehouse and prospective analyses indicate that high correlation is expected, the hedged loans are considered for hedge accounting under SFAS No. 133. Anticipated correlation is determined based on historical regressions between the change in fair value of the derivatives and the change in fair value of hedged mortgage loans. Beginning in fourth quarter 2005, anticipated correlation is determined by projecting a dollar offset relationship for each tranche based on anticipated changes in the fair value of the hedged mortgage loans and the related derivatives, in response to various interest rate shock scenarios. Hedges are reset daily and the statistical correlation is calculated using these daily data points. Retrospective hedge effectiveness is measured using the regression correlation results. First Horizon Home Loans generally maintains a coverage ratio (the ratio of expected change in the fair value of derivatives to expected change in the fair value of hedged assets) of approximately 100 percent on warehouse loans hedged under SFAS No. 133. Effective SFAS No. 133 hedging results in adjustments to the recorded value of the hedged loans. These basis adjustments, as well as the change in fair value of derivatives attributable to effective hedging, are included as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

Warehouse loans qualifying for SFAS No. 133 hedge accounting treatment totaled $1.2 billion and $1.4 billion on December 31, 2006 and 2005, respectively. The balance sheet impacts of the related derivatives were net assets of $1.8 million and net liabilities of $.5 million on December 31, 2006 and 2005, respectively.

First Horizon Home Loans also enters into hedges of the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. First Horizon Home Loans enters into interest rate contracts (including swaps, swaptions, and mortgage forward sales contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged for economic purposes.

Prior to the adoption of SFAS No. 156, First Horizon Home Loans hedged the changes in MSR value attributable to changes in the benchmark interest rate (10-year LIBOR swap rate). The vast majority of MSR routinely qualified for hedge accounting under SFAS No. 133. For purposes of measuring effectiveness of the hedge, time decay and recognized net interest income, including changes in value attributable to changes in spot and forward prices, if applicable, were excluded from the change in value of the related derivatives. Interest rate derivative contracts used to hedge against interest rate risk in the servicing portfolio were designated to specific risk tranches of servicing. Hedges were reset at least monthly and more frequently, as needed, to respond to changes in interest rates or hedge composition. Generally, a coverage ratio approximating 100 percent was maintained on hedged MSR. Prior to acquiring a new hedge instrument, First Horizon Home Loans performed a prospective evaluation of anticipated hedge effectiveness by reviewing the historical regression between the underlying index of the proposed hedge instrument and the mortgage rate. At the end of each hedge period, the change in the fair value of the hedged MSR asset due to the change in the benchmark interest rate was calculated and became a historical data point. Retrospective hedge effectiveness was determined by performing a regression analysis of all collected data points over a rolling 12-month period. Effective hedging under SFAS No. 133 resulted in adjustments to the recorded value of the MSR. These basis adjustments, as well as the change in fair value of derivatives attributable to effective hedging, were included as a component of servicing income in mortgage banking noninterest income. MSR subject to SFAS No. 133 hedges totaled $1.3 billion on December 31, 2005. The balance sheet impact of the related derivatives was a net liability of $21.2 million on December 31, 2005.

Note 25 – Derivatives and Off-Balance Sheet Arrangements (continued)

The following table summarizes certain information related to mortgage banking hedging activities for the years ended December 31:

(Dollars in thousands)	2006	2005	2004

Warehouse loans
Fair value hedge ineffectiveness net losses	$(11,500)	$(1,168)	$(16,571)

Mortgage servicing rights
Fair value hedge ineffectiveness net (losses)/gains	N/A**	(1,891)	1,373
Net gains excluded from assessment of effectiveness*	N/A**	13,884	46,546

*	Represents the derivative gain from net interest income on swaps, net of time decay.
**

Due to adoption of SFAS No. 156, MSR are no longer hedged under SFAS No. 133. First Horizon Home Loans continues to enter into interest rate contracts to provide an economic hedge against changes in fair value of MSR.

In 2005, First Horizon Home Loans used different MSR stratification for purposes of determining hedge effectiveness pursuant to SFAS No. 133 and performing impairment testing pursuant to SFAS No. 140. The hedge results were evaluated under SFAS No. 133 using specific risk tranches that were established for hedging purposes. For risk tranches that were successfully hedged pursuant to SFAS No. 133, the MSR basis adjustments were allocated to small pools of loans within the risk tranches. These pools of loans were then aggregated into the less granular SFAS No. 140 strata. This adjusted MSR carrying value was then compared to the fair value of the MSR for each stratum to test for asset impairment. MSR basis was reduced to the extent that carrying value exceeds fair value. Any reduction in carrying value as a result of this impairment test was included as a component of servicing income in mortgage banking noninterest income. In 2006, First Horizon began revaluing MSR to current fair value each month. Changes in fair value are included in servicing income in mortgage banking noninterest income.

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

Capital Markets

Capital Markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital Markets also enters into interest rate contracts, including options, caps, swaps, futures and floors for its customers. In addition, Capital Markets enters into futures contracts to economically hedge interest rate risk associated with its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in capital markets noninterest income. Related assets and liabilities are recorded on the balance sheet as other assets and other liabilities. Credit risk related to these transactions is controlled through credit approvals, risk control limits and ongoing monitoring procedures through the Senior Credit Policy Committee.

In 2005, Capital Markets utilized a forward contract as a cash flow hedge of the risk of change in the fair value of a forecasted sale of certain loans. In 2006, $77 thousand of net losses which were recorded in other comprehensive income on December 31, 2005, were recognized in earnings. The amount of SFAS No. 133 hedge ineffectiveness related to this cash flow hedge was immaterial.

Interest Rate Risk Management

FHN’s ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and liabilities have different maturity or repricing characteristics. FHN uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. FHN’s interest rate risk management policy is to use derivatives not to speculate but to hedge interest rate risk or market value of assets or liabilities. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial customers with customer derivatives paired with offsetting market instruments that, when completed, are designed to eliminate market risk. These

Note 25 – Derivatives and Off-Balance Sheet Arrangements (continued)

contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in noninterest income.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain large institutional certificates of deposit, totaling $61.5 million and $61.2 million on December 31, 2006 and 2005, respectively. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet impact of these swaps was $1.0 million and $1.3 million in other liabilities on December 31, 2006 and 2005, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain long-term debt obligations, totaling $1.1 billion and $.9 billion on December 31, 2006 and 2005, respectively. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet impact of these swaps was $1.7 million in other assets and $18.7 million in other liabilities on December 31, 2006, and was $1.6 million in other assets and $11.5 million in other liabilities on December 31, 2005. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed.

FHN has determined that derivative transactions used in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities did not qualify for hedge accounting under the shortcut method. As a result, any fluctuations in the market value of the derivatives should have been recorded through the income statement with no corresponding offset to the hedged item. While management believes these hedges would have qualified for hedge accounting under the long haul method, that accounting cannot be applied retroactively. FHN evaluated the impact to all quarterly and annual periods since the inception of the hedges and concluded that the impact was immaterial in each period. In 2006, FHN recorded an adjustment to recognize the cumulative impact of these transactions that resulted in a negative $15.6 million impact to noninterest income, which was included in current earnings. FHN has subsequently redesignated these hedge relationships under SFAS No. 133 using the long haul method. For the period of time during first quarter 2006 that these hedge relationships were not redesignated under SFAS No. 133, the swaps were measured at fair value with gains or losses included in current earnings. FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain subordinated debt totaling $.3 billion on December 31, 2006 and 2005. The balance sheet impact of these swaps was $18.2 million and $15.6 million in other liabilities on December 31, 2006 and 2005, respectively. There was no ineffectiveness related to these hedges. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed.

In 2006, FHN utilized an interest rate swap as a cash flow hedge of the interest payment on floating-rate bank notes with a fair value of $100.6 million on December 31, 2006, and a maturity in first quarter 2009. The balance sheet impact of this swap was $.6 million in other assets and $.3 million, net of tax, in other comprehensive income. There was no ineffectiveness related to this hedge.

Off-Balance Sheet Arrangements

Credit-Related Commitments. FHN enters into fixed and variable loan commitments with customers. When these commitments have contract rate adjustments that lag changes in market rates, the financial instruments have characteristics similar to option contracts. FHN follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each counterparty’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management’s credit evaluation of the counterparty.

Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are met. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The majority of FHN’s loan commitments has maturities less than one year and reflects the prevailing market rates at the time of the commitment. Since commitments may expire without being fully drawn upon, total contractual amounts do not necessarily represent future credit exposure or liquidity requirements.

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

Note 25 – Derivatives and Off-Balance Sheet Arrangements (continued)

FHN services loans for others, and, in some cases, provides guarantees or recourse on the serviced loans. See Note 18 - Restrictions, Contingencies and Other Disclosures for additional information.

The following is a summary of each class of credit-related commitments outstanding on December 31:

(Dollars in millions)	2006	2005

Commitments to extend credit:
Consumer credit card lines	$ 2,186.1	$ 2,432.5
Consumer home equity	6,861.0	6,991.3
Commercial real estate and construction and land development	3,567.8	3,686.0
Commercial and other	3,446.2	3,822.8

Total loan commitments	16,061.1	16,932.6
Other commitments:
Standby letters of credit	771.9	724.6
Other	46.5	47.0

Total loan and other commitments	$16,879.5	$17,704.2

Variable Interest Entities. Under the provisions of FIN 46-R, FHN is deemed to be the primary beneficiary and required to consolidate a VIE if it has a variable interest that will absorb the majority of the VIE’s expected losses, receive the majority of expected residual returns, or both. A VIE exists when equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities by itself. A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIE’s net assets. Expected losses and expected residual returns are measures of variability in the expected cash flow of a VIE.

Since 1997, First Tennessee Housing Corporation (FTHC), a wholly-owned subsidiary, makes equity investments as a limited partner, in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (LIHTC) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN’s community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN’s primary geographic region. On December 31, 2006 and 2005, FTHC’s maximum exposure to loss resulting from LIHTC investments was $121.3 million and $106.7 million, respectively. This represents the investment value of $100.5 million and $102.6 million included in “Other assets” on the Consolidated Statements of Condition and unfunded commitments of $20.8 million and $4.1 million on December 31, 2006 and 2005, respectively.

In 2006, FTBNA established several Delaware statutory trusts (Trusts), for the purpose of engaging in secondary market financing. On December 31, 2006, the amount of retail real estate residential loans used to collateralize secured borrowings was $590.9 million. Except for recourse due to breaches of standard representations and warranties made by FTBNA in connection with the sale of the retail real estate residential loans by FTBNA to the Trusts, the creditors of the Trusts hold no recourse to the assets of FTBNA.

Note 26 - Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	December 31

(Dollars in thousands)	2006	2005

Assets:
Cash	$ 32	$ 305
Securities purchased from subsidiary bank under agreements to resell	185,328	143,183

Total cash and cash equivalents	185,360	143,488
Investment in bank time deposits	20,577	16,477
Securities available for sale	42,342	29,197
Notes receivable	3,700	3,700
Investments in subsidiaries:
Bank	2,649,142	2,588,650
Non-bank	33,973	34,947
Other assets	303,553	276,991

Total assets	$3,238,647	$3,093,450

Liabilities and shareholders’ equity:
Commercial paper and other short-term borrowings	$ 5,620	$ 10,695
Accrued employee benefits and other liabilities	330,275	307,424
Long-term debt	440,362	427,792

Total liabilities	776,257	745,911
Shareholders’ equity	2,462,390	2,347,539

Total liabilities and shareholders’ equity	$3,238,647	$3,093,450

Certain previously reported amounts have been reclassified to agree with current presentation.

Statements of Income	Year Ended December 31

(Dollars in thousands)	2006	2005	2004

Dividend income:
Bank	$415,000	$220,065	$110,109
Non-bank	4,763	5,484	9,059

Total dividend income	419,763	225,549	119,168
Interest income	6,675	4,096	3,816
Other income	(12,569)	164	4,801

Total income	413,869	229,809	127,785

Interest expense:
Short-term debt	365	487	252
Long-term debt	27,001	21,243	13,581

Total interest expense	27,366	21,730	13,833
Compensation, employee benefits and other expense	33,452	43,072	30,532

Total expense	60,818	64,802	44,365

Income before income taxes	353,051	165,007	83,420
Income tax benefit	(36,844)	(34,079)	(21,491)

Income before cumulative effect of changes in accounting principle	389,895	199,086	104,911
Cumulative effect of changes in accounting principle, net of tax	127	—	—

Income before equity in undistributed net income of subsidiaries	390,022	199,086	104,911
Equity in undistributed net income/(loss) of subsidiaries:
Bank	73,345	225,053	342,496
Non-bank	(453)	558	(1,699)

Net income	$462,914	$424,697	$445,708

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 26 - Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31

(Dollars in thousands)	2006	2005	2004

Operating activities:
Net income	$462,914	$424,697	$445,708
Less undistributed net income of subsidiaries	72,892	225,611	340,797

Income before undistributed net income of subsidiaries	390,022	199,086	104,911
Adjustments to reconcile income to net cash provided by operating activities:
Deferred income tax (benefit)/provision	(928)	2,572	(10,657)
Depreciation and amortization	2,716	1,767	3,277
Cumulative effect of changes in accounting principle	(127)	—	—
Stock-based compensation expense	4,455	11,549	3,433
Loss/(gain) on sale of securities	174	641	(2,408)
Net increase in interest receivable and other assets	(39,641)	(28,890)	(63,809)
Net increase in interest payable and other liabilities	30,246	18,616	68,701

Total adjustments	(3,105)	6,255	(1,463)

Net cash provided by operating activities	386,917	205,341	103,448

Investing activities:
Securities:
Sales and prepayments	38	62	20,926
Purchases	(3,475)	(175)	(190)
(Increase)/decrease in investment in bank time deposits	(4,100)	14,300	123,190
Advances to subsidiaries	(30,000)	—	—
Repayment of advances to subsidiaries	30,000	—	—
Return on investment in subsidiary	127	1,290	5,005
Cash investments in subsidiaries	(687)	(16,632)	(10,000)

Net cash (used)/provided by investing activities	(8,097)	(1,155)	138,931

Financing activities:
Common stock:
Exercise of stock options	57,082	41,289	67,935
Cash dividends	(223,386)	(214,024)	(198,495)
Repurchase of shares	(165,569)	(488)	(184,224)
Long-term debt:
Payment	—	(22,897)	(9,500)
Issuance	—	—	204,186
Decrease in short-term borrowings	(5,075)	(13,017)	(8,081)

Net cash used by financing activities	(336,948)	(209,137)	(128,179)

Net increase/(decrease) in cash and cash equivalents	41,872	(4,951)	114,200

Cash and cash equivalents at beginning of year	143,488	148,439	34,239

Cash and cash equivalents at end of year	$185,360	$143,488	$148,439

Total interest paid	$26,840	$20,977	$11,132
Total income taxes paid	102,685	171,930	159,700

Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

							Growth Rates (%)

(Dollars in millions except per share data)	2006	2005	2004	2003	2002	2001	06/05		06/01*

Interest income:
Interest and fees on loans	$1,591.0	$1,133.5	$774.7	$657.6	$666.0	$811.7	40.4	+	14.4	+
Investment securities	186.7	124.5	104.2	111.2	143.0	168.2	50.0	+	2.1	+
Loans held for sale	288.2	377.9	226.8	229.1	184.0	165.9	23.8	-	11.7	+
Trading securities inventory	171.1	138.5	53.4	50.5	43.7	48.6	23.5	+	28.6	+
Other earning assets	92.1	65.8	7.7	5.0	5.5	7.1	40.0	+	67.0	+

Total interest income	2,329.1	1,840.2	1,166.8	1,053.4	1,042.2	1,201.5	26.6	+	14.2	+

Interest expense:
Deposits:
Savings	88.5	44.4	19.6	19.8	33.1	76.8	99.3	+	2.9	+
Time deposits	120.3	79.0	60.1	57.1	71.2	111.1	52.3	+	1.6	+
Other interest-bearing deposits	24.5	15.5	4.8	3.8	6.2	11.9	58.1	+	15.5	+
Certificates of deposit $100,000 and more	493.2	364.1	108.0	69.4	79.8	137.1	35.5	+	29.2	+
Interest on trading liabilities	76.1	80.2	20.0	22.1	16.0	10.1	5.1	-	49.8	+
Interest on short-term borrowings	248.9	171.9	47.8	40.0	51.7	135.4	44.8	+	12.9	+
Interest on long-term debt	280.7	101.1	50.2	35.4	28.6	30.2	177.6	+	56.2	+

Total interest expense	1,332.2	856.2	310.5	247.6	286.6	512.6	55.6	+	21.0	+

Net interest income	996.9	984.0	856.3	805.8	755.6	688.9	1.3	+	7.7	+
Provision for loan losses	83.1	67.7	48.3	86.7	92.2	93.2	22.8	+	2.3	-

Net interest income after provision	913.8	916.3	808.0	719.1	663.4	595.7	.3	-	8.9	+

Noninterest income:
Capital markets	383.0	353.0	376.5	538.9	448.0	344.3	8.5	+	2.2	+
Mortgage banking	370.6	479.6	444.8	649.5	436.7	285.0	22.7	-	5.4	+
Deposit transactions and cash management	168.6	156.2	148.5	146.7	143.3	133.6	7.9	+	4.8	+
Revenue from loan sales and securitizations	51.7	47.6	23.1	—	2.3	—	8.6	+	NM
Insurance commissions	46.6	54.1	56.1	57.8	50.4	16.8	13.8	-	22.6	+
Trust services and investment management	41.5	44.6	47.3	45.9	48.4	56.7	6.9	-	6.0	-
Equity securities gains/(losses), net	10.3	(.5)	2.0	8.5	(9.4)	(3.3)	NM		NM
Debt securities (losses)/gains, net	(75.9)	—	18.7	(6.1)	.2	(1.0)	NM		NM
Gains on divestitures	—	7.0	1.2	12.5	2.3	60.4	NM		NM
All other income and commissions	170.5	165.7	163.6	145.7	140.9	136.2	2.9	+	4.6	+

Total noninterest income	1,166.9	1,307.3	1,281.8	1,599.4	1,263.1	1,028.7	10.7	-	2.6	+

Adjusted gross income after provision	2,080.7	2,223.6	2,089.8	2,318.5	1,926.5	1,624.4	6.4	-	5.1	+

Noninterest expense:
Employee compensation, incentives and benefits	1,023.7	988.9	899.8	1,004.8	835.8	676.6	3.5	+	8.6	+
Occupancy	116.7	104.2	87.6	81.8	75.3	67.8	12.0	+	11.5	+
Equipment rentals, depreciation and maintenance	73.9	74.4	70.4	67.0	66.7	72.4	.7	-	.4	+
Operations services	70.0	71.9	59.6	59.2	52.2	51.3	2.7	-	6.4	+
Communications and courier	53.2	54.4	47.9	49.1	44.1	41.4	2.1	-	5.2	+
Amortization of intangible assets	11.5	10.7	6.2	5.3	5.0	10.4	7.1	+	2.0	+
All other expense	393.6	322.4	290.3	376.8	323.6	268.8	22.1	+	7.9	+

Total noninterest expense	1,742.6	1,626.9	1,461.8	1,644.0	1,402.7	1,188.7	7.1	+	8.0	+

Income before income taxes	338.1	596.7	628.0	674.5	523.8	435.7	43.3	-	4.9	-
Provision for income taxes	87.3	186.0	197.9	229.3	168.5	149.6	53.1	-	10.2	-

Income from continuing operations	250.8	410.7	430.1	445.2	355.3	286.1	38.9	-	2.6	-
Income from discontinued operations, net of tax	210.8	17.1	15.6	7.4	6.6	8.9	NM		NM

Income before cumulative effect of changes in accounting principle	461.6	427.8	445.7	452.6	361.9	295.0	7.9	+	9.4	+

Cumulative effect of changes in accounting principle, net of tax	1.3	(3.1)	—	—	—	(8.2)	NM		NM

Net income	$462.9	$424.7	$445.7	$452.6	$361.9	$286.8	9.0	+	10.0	+

Fully taxable equivalent adjustment	$1.2	$1.1	$1.1	$1.3	$1.5	$2.1	9.1	+	10.6	-

Earnings per common share from continuing operations	$2.02	$3.27	$3.45	$3.51	$2.80	$2.24	38.2	-	2.0	-

Earnings per common share before cumulative effect of changes in accounting principle	$3.71	$3.41	$3.57	$3.57	$2.86	$2.31	8.8	+	9.9	+

Earnings per common share	$3.72	$3.38	$3.57	$3.57	$2.86	$2.24	10.1	+	10.7	+

Diluted earnings per common share from continuing operations	$1.96	$3.17	$3.35	$3.40	$2.73	$2.17	38.2	-	2.0	-

Diluted earnings per common share before cumulative effect of changes in accounting principle	$3.61	$3.31	$3.47	$3.46	$2.78	$2.24	9.1	+	10.0	+

Diluted earnings per common share	$3.62	$3.28	$3.47	$3.46	$2.78	$2.18	10.4	+	10.7	+

* Compound annual growth rate.
Certain previously reported amounts have been reclassified to agree with current presentation.
NM - Due to the variable nature of these items the growth rate is considered to be not meaningful.

CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES (Unaudited)

	2006			2005			Average Balance Growth(%)

	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates
(Fully taxable equivalent) (Dollars in millions)
							06/05

Assets:
Earning assets:
Loans, net of unearned income**	$21,504.2	$1,591.4	7.40%	$18,334.7	$1,133.9	6.18%	17.3	+
Loans held for sale	4,336.6	288.2	6.64	5,980.1	377.9	6.32	27.5	-
Investment securities:
U.S. Treasuries	56.8	2.7	4.72	41.7	1.1	2.57	36.2	+
U.S. government agencies	3,161.5	173.3	5.48	2,635.3	115.1	4.37	20.0	+
States and municipalities	1.9	—	1.26	4.7	.2	5.01	59.6	-
Other	231.3	11.4	4.94	198.3	8.7	4.39	16.6	+

Total investment securities	3,451.5	187.4	5.43	2,880.0	125.1	4.34	19.8	+

Capital markets securities inventory	2,394.0	127.5	5.33	2,155.6	101.4	4.70	11.1	+
Mortgage banking trading securities	403.0	43.7	10.84	303.5	37.2	12.27	32.8	+
Other earning assets:
Federal funds sold and securities purchased under agreements to resell	1,892.5	90.6	4.79	2,288.0	65.5	2.86	17.3	-
Investment in bank time deposits	30.5	1.5	5.02	8.1	.3	3.47	276.5	+

Total other earning assets	1,923.0	92.1	4.79	2,296.1	65.8	2.87	16.2	-

Total earning assets	34,012.3	2,330.3	6.85	31,950.0	1,841.3	5.76	6.5	+
Allowance for loan losses	(204.7)			(175.3)			16.8	+
Cash and due from banks	817.4			752.2			8.7	+
Capital markets receivables	173.1			574.0			69.8	-
Premises and equipment, net	432.3			394.2			9.7	+
Other assets	3,534.2			3,065.3			15.3	+

Total assets/Interest income	$38,764.6	$2,330.3		$36,560.4	$1,841.3		6.0	+

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	$3,191.4	$88.5	2.77%	$2,843.1	$44.4	1.56%	12.2	+
Time deposits	2,795.3	120.3	4.30	2,242.8	79.0	3.52	24.6	+
Other interest-bearing deposits	1,848.1	24.5	1.32	1,770.5	15.5	.87	4.4	+

Total interest-bearing core deposits	7,834.8	233.3	2.98	6,856.4	138.9	2.03	14.3	+
Certificates of deposit $100,000 and more	9,747.7	493.2	5.06	10,896.3	364.1	3.34	10.5	-
Federal funds purchased and securities sold under agreements to repurchase	4,562.9	208.9	4.58	4,582.2	136.6	2.98	.4	-
Capital markets trading liabilities	1,338.9	76.1	5.68	1,519.3	80.2	5.28	11.9	-
Commercial paper and other short-term borrowings	795.0	40.0	5.04	994.8	35.3	3.55	20.1	-
Long-term debt	5,062.4	280.7	5.55	2,560.1	101.1	3.96	97.7	+

Total interest-bearing liabilities	29,341.7	1,332.2	4.54	27,409.1	856.2	3.12	7.1	+
Noninterest-bearing deposits	5,169.2			5,263.1			1.8	-
Capital markets payables	231.8			404.0			42.6	-
Other liabilities	1,303.6			1,077.3			21.0	+
Guaranteed preferred beneficial interests in First Horizon’s junior subordinated debentures (Note 11)	—			—			—
Preferred stock of subsidiary (Note 12)	295.3			229.9			28.4	+
Shareholders’ equity	2,423.0			2,177.0			11.3	+

Total liabilities and shareholders’ equity/Interest expense	$38,764.6	$1,332.2		$36,560.4	$856.2		6.0	+

Net interest income-tax equivalent basis/Yield		$998.1	2.93%		$985.1	3.08%
Fully taxable equivalent adjustment		(1.2)			(1.1)

Net interest income		$996.9			$984.0

Net interest spread			2.31%			2.64%
Effect of interest-free sources used to fund earning assets			.62			.44

Net interest margin			2.93%			3.08%

Certain previously reported amounts have been reclassified to agree with current presentation.
Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income.
Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2004			2003			2002			2001			Average Balance Growth(%)

Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates

												06/01*

$15,440.5	$775.1	5.02%	$12,679.8	$658.1	5.19%	$10,645.6	$666.6	6.26%	$10,118.8	$812.5	8.03%	16.3	+
4,123.5	226.8	5.50	4,397.2	229.1	5.21	3,013.1	184.0	6.11	2,373.5	165.9	6.99	12.8	+

48.4	.8	1.67	45.3	.7	1.62	55.5	1.7	3.04	31.5	1.6	4.98	12.5	+
2,194.9	95.6	4.35	2,107.6	88.7	4.21	1,819.7	106.8	5.87	1,781.0	116.5	6.54	12.2	+
10.8	.7	6.52	22.1	1.5	6.80	34.9	2.5	7.30	50.8	3.8	7.53	48.2	-
195.0	7.7	3.96	369.9	21.0	5.69	556.3	32.8	5.89	732.0	47.5	6.49	20.6	-

2,449.1	104.8	4.28	2,544.9	111.9	4.40	2,466.4	143.8	5.83	2,595.3	169.4	6.53	5.9	+

753.1	26.8	3.56	894.3	33.7	3.76	734.4	31.2	4.25	681.9	36.6	5.37	28.6	+
221.3	26.7	12.05	154.7	16.9	10.94	131.3	12.6	9.55	127.5	12.1	9.48	25.9	+

722.2	7.6	1.06	656.3	4.9	.75	404.8	5.4	1.35	226.5	7.0	3.07	52.9	+
8.6	.1	1.04	1.7	.1	.82	1.8	.1	2.07	1.9	.1	6.56	74.2	+

730.8	7.7	1.06	658.0	5.0	.75	406.6	5.5	1.35	228.4	7.1	3.10	53.1	+

23,718.3	1,167.9	4.92	21,328.9	1,054.7	4.94	17,397.4	1,043.7	6.00	16,125.4	1,203.6	7.46	16.1	+
(165.2)			(160.3)			(151.2)			(145.2)			7.1	+
739.2			748.3			775.3			756.5			1.6	+
212.2			460.1			256.2			208.2			3.6	-
364.4			300.7			246.3			268.7			10.0	+
2,436.9			2,455.9			2,180.0			2,013.6			11.9	+

$27,305.8	$1,167.9		$25,133.6	$1,054.7		$20,704.0	$1,043.7		$19,227.2	$1,203.6		15.1	+

$2,614.4	$19.6	.75%	$2,532.7	$19.8	.78%	$2,537.0	$33.1	1.30%	$2,589.4	$76.8	2.97%	4.3	+
1,947.0	60.1	3.08	1,866.3	57.1	3.06	1,937.1	71.2	3.68	2,092.3	111.1	5.31	6.0	+
1,525.5	4.8	.32	1,433.1	3.8	.26	1,323.2	6.2	.47	1,263.2	11.9	.94	7.9	+

6,086.9	84.5	1.39	5,832.1	80.7	1.38	5,797.3	110.5	1.91	5,944.9	199.8	3.36	5.7	+
6,875.3	108.0	1.57	5,165.5	69.4	1.34	3,843.0	79.8	2.08	3,142.7	137.1	4.36	25.4	+

3,685.2	45.1	1.22	3,712.7	36.9	.99	3,134.3	45.5	1.45	3,162.7	115.6	3.66	7.6	+
527.0	20.0	3.80	547.1	22.1	4.04	360.3	16.0	4.44	190.2	10.1	5.34	47.7	+
136.7	2.7	1.96	151.1	3.1	2.06	177.1	6.2	3.50	375.1	19.8	5.27	16.2	+
2,248.0	50.2	2.24	1,342.9	35.4	2.64	685.5	28.6	4.17	521.5	30.2	5.79	57.6	+

19,559.1	310.5	1.59	16,751.4	247.6	1.48	13,997.5	286.6	2.05	13,337.1	512.6	3.84	17.1	+
4,673.3			5,114.0			4,034.5			3,453.0			8.4	+
174.9			401.5			193.4			182.7			4.9	+
960.3			915.1			741.8			687.4			13.7	+

—			100.0			100.0			100.0			100.0	-
.5			22.2			44.3			44.0			46.3	+
1,937.7			1,829.4			1,592.5			1,423.0			11.2	+

$27,305.8	$310.5		$25,133.6	$247.6		$20,704.0	$286.6		$19,227.2	$512.6		15.1	+

	$857.4	3.62%		$807.1	3.78%		$757.1	4.35%		$691.0	4.29%
	(1.1)			(1.3)			(1.5)			(2.1)

	$856.3			$805.8			$755.6			$688.9

		3.33%			3.46%			3.95%			3.62%
		.29			.32			.40			.67

		3.62%			3.78%			4.35%			4.29%

*	Compound annual growth rate
**	Includes loans on nonaccrual status.
NM - The growth rate is considered to be not meaningful.

Notwithstanding anything to the contrary set forth in any of our filings with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including the annual report on Form l0-K or the proxy statement, in whole or in part, the following "Information Concerning Certain Officer Certifications" is not a component of any such filings and shall not be incorporated by reference into any such filings. It is disclosed in our annual report to shareholders and accompanies our proxy statement in accordance with applicable rules of the New York Stock Exchange.

Information Concerning Certain Officer Certifications

Our chief executive officer and our chief financial officer each year make certain certifications that are included as Exhibits 31(a) and 31(b) to our annual report on Form 10-K which is filed with the Securities and Exchange Commission.

A copy of our most recent annual report on Form 10-K, including the financial statements and schedules thereto, is available free of charge to each shareholder of record upon written request to the treasurer, First Horizon National Corporation, P.O. Box 84, Memphis, Tennessee 38101. Each such written request must set forth a good faith representation that as of the record date specified in the notice of our 2007 annual shareholders meeting the person making the request was a beneficial owner of a security entitled to vote at the annual meeting of shareholders. The exhibits to the annual report on Form 10-K also will be supplied upon written request to the treasurer and payment to us of the cost of furnishing the requested exhibit or exhibits. That report (including Exhibits 31(a) and 31(b)) also is available to the public without charge through the U.S. Securities and Exchange Commission's website at www.sec.gov.

In addition, shortly after our 2006 shareholders meeting, our chief executive officer submitted a certification to the New York Stock Exchange concerning our compliance with certain listing requirements related to corporate governance. That certification contained no qualifications.

Total Shareholder Return Performance Graph

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, in whole or in part, the following Total Shareholder Return Performance Graph shall not be incorporated by reference into any such filings.

The following graph compares the yearly percentage change in our cumulative total shareholder return with returns based on the Standard and Poor's 500 index and a peer group consisting of the top 30 bank holding companies in the U.S. based on asset size as reported in the American Banker (Top 30).

	2001	2002	2003	2004	2005	2006

First Horizon National Corp	$100.00	$101.88	$128.41	$130.18	$121.27	$137.49
Top 30 Banks	100.00	93.70	126.75	140.10	144.19	170.14
S&P 500 Index	100.00	76.63	96.85	105.56	108.73	123.54

The preceding graph assumes $100 is invested on December 31, 2001 and dividends are reinvested. Returns are market-capitalization weighted.

The Top 30 consists of the following (with First Horizon excluded): Citigroup, Inc., Bank of America Corporation, JPMorgan Chase & Co., Wachovia Corporation, Wells Fargo & Company, U.S. Bancorp, SunTrust Banks, Inc., Capital One Financial Corporation, Regions Financial Corporation, National City Corporation, BB&T Corporation, State Street Corporation, Bank of New York Company, Inc., PNC Financial Services Group, Inc., Fifth Third Bancorp, KeyCorp, Northern Trust Corporation, Comerica Incorporated, M&T Bank Corporation, Marshall & Ilsley Corporation, UnionBanCal Corporation, Popular, Inc., Zions Bancorporation, Commerce Bancorp, Inc., Mellon Financial Corporation, TD Banknorth Inc., Huntington Bancshares Incorporated, Compass Bancshares, Inc., and Synovus Financial Corp.