Form 10-K, Exhibit 13
period 2013-12-31
FIRST HORIZON NATIONAL CORP
filed 2014-02-27
CIK 36966

Exhibit 13

FINANCIAL INFORMATION AND DISCUSSION

FIRST HORIZON NATIONAL CORPORATION

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2013		2012	2011		2010	2009

Income/(loss) from continuing operations	$40.6		$(16.4)	$134.0		$72.9	$(235.2)
Income/(loss) from discontinued operations, net of tax	0.5		0.1	8.6		(11.3)	(23.2)
Net income/(loss)	41.1		(16.3)	142.6		61.6	(258.4)
Income/(loss) available to common shareholders	23.8		(27.8)	131.2		(57.8)	(329.4)

Common Stock Data
Earnings/(loss) per common share from continuing operations	$0.10		$(0.11)	$0.47		$(0.20)	$(1.31)
Earnings/(loss) per common share	0.10		(0.11)	0.50		(0.25)	(1.41)
Diluted earnings/(loss) per common share from continuing operations	0.10		(0.11)	0.47		(0.20)	(1.31)
Diluted earnings/(loss) per common share	0.10		(0.11)	0.50		(0.25)	(1.41)
Cash dividends declared per common share	0.20		0.04	0.04		-	-
Book value per common share	8.93		9.09	9.28		9.05	9.35
Closing price of common stock per share:
High	12.55		10.89	12.53		14.83	13.68
Low	9.72		7.55	5.63		9.24	6.52
Year-end	11.65		9.91	8.00		11.78	12.60
Cash dividends per common share/year-end closing price	1.7%		0.4%	0.5%		N/A	N/A
Cash dividends per common share/diluted earnings per common share	200.0%		(36.4)%	8.0%		N/A	N/A
Compound stock dividend rate declared per share	N/A		N/A	N/A		6.3601%	7.5320%
Price/earnings ratio	116.5	x	NM	16.0	x	NM	NM
Market capitalization	$2,753.7		$2,414.1	$2,059.7		$3,102.5	$2,974.5
Average shares (thousands)	237,972		248,349	260,574		235,699	234,431
Average diluted shares (thousands)	239,794		248,349	262,861		235,699	234,431
Period-end shares outstanding (thousands)	236,370		243,598	257,468		263,366	236,098
Volume of shares traded (thousands)	787,295		1,221,242	1,049,982		1,009,113	1,256,124

Selected Average Balances
Total assets	$24,409.7		$25,053.3	$24,719.6		$25,659.8	$28,113.0
Total loans, net of unearned income	15,726.4		16,205.4	16,056.8		17,131.8	19,579.3
Securities available-for-sale	3,180.4		3,145.5	3,182.9		2,650.9	2,852.1
Earning assets	21,772.0		22,224.8	21,959.1		22,960.2	25,373.8
Total deposits	16,340.2		16,212.0	15,527.0		15,204.3	14,556.2
Total term borrowings	1,944.7		2,326.8	2,582.6		2,915.1	3,506.9
Common equity	2,146.8		2,312.6	2,409.9		2,211.6	2,365.6
Total equity	2,529.9		2,607.8	2,705.1		3,292.0	3,452.1

Selected Period-End Balances
Total assets	$23,789.8		$25,334.0	$24,710.6		$24,683.4	$25,829.1
Total loans, net of unearned income	15,389.1		16,708.6	16,397.1		16,782.6	18,123.9
Securities available-for-sale	3,398.5		3,061.8	3,066.3		3,031.9	2,694.5
Earning assets	21,168.4		22,424.8	21,762.0		21,901.7	22,962.9
Total deposits	16,735.0		16,629.7	16,213.0		15,208.2	14,867.2
Total term borrowings	1,739.9		2,226.5	2,481.7		3,228.1	2,891.1
Common equity	2,109.7		2,214.0	2,389.5		2,382.8	2,208.6
Total equity	2,500.8		2,509.2	2,684.6		2,678.0	3,302.5

Selected Ratios
Return on average common equity (a)	1.11%		(1.20)%	5.44%		(2.61)%	(13.93)%
Return on average assets (b)	0.17		(0.07)	0.58		0.24	(0.92)
Net interest margin (c) (d)	2.96		3.13	3.22		3.20	3.06
Allowance for loan and lease losses to loans	1.65		1.66	2.34		3.96	4.95
Net charge-offs to average loans	0.50		1.14	2.02		3.07	4.25
Total period-end equity to period-end assets	10.51		9.90	10.86		10.85	12.79
Tangible common equity to tangible assets (d)	8.24		8.17	9.08		8.93	7.82

Certain previously reported amounts have been reclassified to agree with current presentation.

N/A - not applicable

NM - not meaningful

See accompanying notes to consolidated financial statements.

(a)	Calculated using net income/(loss) available to common shareholders divided by average common equity.

(b)	Calculated using net income divided by average assets.

(c)	Net interest margin is computed using total net interest income adjusted for fully taxable equivalent (“FTE”).

(d)	Represents a non-GAAP measure. Refer to Table 30 for the non-GAAP to GAAP reconciliation.

2	FIRST HORIZON NATIONAL CORPORATION

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL INFORMATION

First Horizon National Corporation (“FHN”) began as a community bank chartered in 1864 and as of December 31, 2013, was one of the 40 largest publicly traded banking organizations in the United States in terms of asset size.

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

FHN is composed of the following operating segments:

•

Regional banking offers financial products and services including traditional lending and deposit-taking to retail and commercial customers largely in Tennessee and other selected markets. Regional banking provides investments, financial planning, trust services and asset management, along with credit card and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally.

•

Capital markets provides financial services for depository and non-depository institutions through the sale and distribution of fixed income securities, loan sales, portfolio advisory services, and derivative sales.

•

Corporate consists of unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance (“BOLI”), unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, acquisition-related costs, and various charges related to restructuring, repositioning, and efficiency initiatives.

•

Non-strategic includes exited businesses and wind-down national consumer lending activities, other discontinued products, loan portfolios and service lines, and certain charges related to restructuring, repositioning, and efficiency initiatives.

On June 7, 2013, First Tennessee Bank National Association (“FTBNA”), a subsidiary of FHN, acquired substantially all of the assets and assumed substantially all of the liabilities of Mountain National Bank (“MNB”) from the Federal Deposit Insurance Corporation (“FDIC”), as receiver. Excluding purchase accounting adjustments FHN acquired approximately $452 million in assets, including approximately $249 million in loans excluding loan discounts, and assumed approximately $362 million of MNB deposits. Refer to Note 2 – Acquisitions and Divestitures for additional information.

For the purpose of this management’s discussion and analysis (“MD&A”), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and Notes.

FHN historically presented certain capital markets receivables and capital markets payables gross on the Consolidated Statements of Condition. FHN now reports qualifying capital markets receivables and payables net. All prior periods, applicable tables and associated narrative have been revised to reflect this change.

FIRST HORIZON NATIONAL CORPORATION	3

Non-GAAP Measures

Certain ratios are included in the narrative and tables in MD&A that are non-GAAP, meaning they are not presented in accordance with generally accepted accounting principles (“GAAP”) in the U.S. FHN’s management believes such measures are relevant to understanding the capital position and results of the company. The non-GAAP ratios presented in this filing are the net interest margin using net interest income adjusted for fully taxable equivalent (“FTE”), tangible common equity to tangible assets, adjusted tangible common equity to risk weighted assets, and the tier 1 common capital ratio. These measures are reported to FHN’s management and board of directors through various internal reports. Additionally, disclosure of the non-GAAP capital ratios provide a meaningful base for comparability to other financial institutions as several of these ratios have become an important measure of the capital strength of banks as demonstrated by their use by banking regulators in reviewing capital adequacy of financial institutions. Non-GAAP measures are not formally defined by GAAP or codified in currently effective federal banking regulations, and other entities may use calculation methods that differ from those used by FHN. Tier 1 Capital is a regulatory term and is generally defined as the sum of core capital (including common equity and instruments that cannot be redeemed at the option of the holder) adjusted for certain items under risk-based capital regulations. Risk-weighted assets is a regulatory term which includes total assets adjusted for credit risk and is used to determine regulatory capital ratios. Refer to Table 30 for a reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results, or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond FHN’s control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, global, general and local economic and business conditions, including economic recession or depression; the level and length of deterioration in the residential housing and commercial real estate markets; potential requirements for FHN to repurchase previously sold or securitized mortgages or securities based on such mortgages; potential claims relating to the foreclosure process; potential claims relating to participation in government programs, especially lending or other financial services programs; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of FHN’s hedging practices; technological changes; fraud, theft, or other incursions through conventional, electronic, or other means affecting FHN directly or affecting its customers or business counterparties; demand for FHN’s product offerings; new products and services in the industries in which FHN operates; the increasing use of new technologies to interact with customers and others; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (“SEC”), the Financial Accounting Standards Board (“FASB”), the Office of the Comptroller of the Currency (“OCC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Federal Deposit Insurance Corporation (“FDIC”), Financial Industry Regulatory Authority (“FINRA”), the Consumer Financial Protection Bureau (“Bureau”), the Financial Stability Oversight Council (“Council”), and other regulators and agencies; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; changes in laws and regulations applicable to FHN; and FHN’s success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements. FHN assumes no obligation to update or revise, whether as a result of new information, future events, or otherwise, any forward-looking statements that are made in the Annual Report to

4	FIRST HORIZON NATIONAL CORPORATION

shareholders for the period ended December 31, 2013 of which this MD&A is a part, or otherwise from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in other parts of the Annual Report, in the annual report on Form 10-K to which the Annual Report is an exhibit, in other exhibits to the Form 10-K, and in documents incorporated into the Form 10-K.

FINANCIAL SUMMARY – 2013 COMPARED TO 2012

In 2013, FHN reported net income available to common shareholders of $23.8 million or $.10 per diluted share compared to a net loss of $27.8 million or $.11 loss per diluted share in 2012. FHN’s net income in 2013 was the result of lower expenses and a decline in the provision for loan losses which more than offset a decline in revenue. The impact on net income available to common shareholders from preferred stock dividends was $5.8 million in 2013 compared to $0 in 2012. The economic environment, strategic initiatives, and regulatory reform continued to directly and significantly impact reported earnings in 2013 and 2012.

In the face of a still-challenging interest rate environment, FHN maintained focus on strategic initiatives during 2013, working to reduce risks from legacy businesses, further cut costs throughout the organization, and increase efficiency and productivity. In fourth quarter 2013, FHN entered into a definitive resolution agreement ("DRA") with the Federal National Mortgage Association ("FNMA", "Fannie Mae", or "Fannie") resolving certain selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans that FHN no longer serviced at the time of the DRA. In February 2014, FHN entered into a DRA with the Federal Home Loan Mortgage Corporation (“FHLMC”, "Freddie Mac", or "Freddie") resolving certain selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans that FHN no longer serviced at the time of the DRA. In association with new information obtained in connection with the DRAs, FHN recorded a $170.0 million repurchase and foreclosure provision in 2013. Additionally, in third quarter 2013, FHN signed a definitive agreement to sell substantially all remaining legacy mortgage servicing. Transfers of servicing began in fourth quarter 2013 and were substantially completed in first quarter 2014. During 2012, FHN recorded a $250.0 million pre-tax charge to increase the mortgage repurchase liability to cover losses on pending and projected mortgage repurchase requests with respect to Fannie Mae and Freddie Mac based on significant new information obtained from one of the government-sponsored enterprises ("GSEs"). Additionally, as part of FHN’s focus on efficiency and cost-reduction throughout the organization, FHN launched an employee separation program in 2012, which resulted in a net pre-tax charge of $18.3 million in 2012. FHN has seen lower expenses in 2013 as a result of this program.

Capital remained strong during 2013. FHN continued returning capital to shareholders during 2013 through quarterly cash dividends and through additional share repurchases under the program first initiated in fourth quarter 2011. Quarterly dividends increased to $.05 per share in 2013 from $.01 per share in 2012. Shares repurchased under the share repurchase program approximated $88 million in 2013 compared to $131 million in 2012.

The regulatory and legal environment remains intense as banks continue to face heightened scrutiny, new regulations, and reform. In 2013, FHN continued to move forward with several legal matters, which resulted in a $30.3 million increase in loss accruals related to litigation matters as compared to 2012. The Dodd-Frank and Wall Street Reform and Consumer Protection Act of 2010 (“Reform Act”), specifically the Durbin Amendment, resulted in a cap on debit interchange fees and directly affected revenue in both 2013 and 2012. In response, FHN modified product and fee structures in order to lessen the impact on revenue. However, many of the changes in the Reform Act are not complete but instead depend upon expansive new regulations to be issued or fully interpreted in the future. Additionally, the governmental litigation environment and regulatory focus on capital requirements, including the adopted enhancements to U.S. capital standards based on international standards known as “Basel III", continue to create uncertainty for the banking industry.

While the economy did show some signs of improvement during 2013, the operating environment for banks remained challenging. Financial institutions continued to compete for limited loan demand from creditworthy borrowers and interest rates stayed near historical lows. FHN responded positively to the challenge, growing both average loans and core deposits within the regional bank, mitigating the impact of the wind-down non-strategic loan portfolios. Additionally, during 2013, FHN acquired and successfully integrated substantially all of the assets

FIRST HORIZON NATIONAL CORPORATION	5

and liabilities of Mountain National Bank from the FDIC, allowing FHN to expand and strengthen market share in eastern Tennessee. Uncertain market conditions in 2013, as well as uncertainty surrounding potential actions of the Federal Reserve, contributed to lower fixed income revenues. However, the unique business model, extensive distribution network and strong sales and trading force helped FHN’s capital markets business maneuver through these periods of market volatility. Capital markets’ results continued to contribute significantly to FHN’s overall fee income in 2013 with fixed income average daily revenue of $.9 million compared to $1.2 million in 2012.

Because of the slow economic recovery, the Federal Reserve held interest rates at historically low levels during 2013, pressuring the net interest margin (“NIM”). The net interest margin was 2.96 percent in 2013 compared to 3.13 percent in 2012. Net interest income (“NII”) also declined in 2013 with lower interest income and little opportunity to further reduce deposit rates.

During 2013, asset quality trends continued to slowly improve. Balances of higher-risk non-strategic loans declined and have had a reduced impact on consolidated asset quality metrics in 2013, as they are replaced by new, higher-quality originations within the regional bank. This improvement has been somewhat offset in some asset quality metrics by the further implementation of regulatory changes in 2013. In 2012, changes in accounting and reporting of current second lien loans behind first liens with performance issues and residential real estate loans in which the borrower has been discharged in bankruptcy (“discharged bankruptcies”) led to increased loan loss provisioning and charge offs and resulted in additions to non-performing loans (“NPL”) and troubled debt restructurings (“TDRs”). In 2013, the further implementation of regulatory guidance required FHN to place additional stand-alone second liens on nonaccrual. However, management’s proactive approach to managing asset quality combined with borrowers adapting to the current operating environment and a modestly improved economic environment resulted in an 8 percent decline in the allowance for loan losses in 2013. Additionally, loan loss provisioning and net charge-offs declined 29 percent and 58 percent, respectively, year-over-year.

Return on average common equity and return on average assets for 2013 were 1.11 percent and .17 percent, respectively, compared to negative 1.20 percent and negative .07 percent in 2012. The tangible common equity to tangible assets ratio improved to 8.24 percent in 2013 from 8.17 percent in 2012. Total capital and Tier 1 ratios were 16.23 percent and 13.87 percent, respectively on December 31, 2013, compared to 15.94 percent and 13.10 percent, respectively on December 31, 2012. Total assets were $23.8 billion on December 31, 2013, a 6 percent decrease from $25.3 billion on December 31, 2012. Total equity was $2.5 billion as of December 31, 2013 and 2012.

BUSINESS LINE REVIEW – 2013 COMPARED TO 2012

Regional Banking

Pre-tax income within the regional banking segment was $289.2 million during 2013 compared to $290.3 million in 2012. The slight decline in pre-tax income was primarily driven by an increase in loan loss provision expense and lower revenue, which more than offset a reduction in expenses.

Total revenue declined 2 percent from $859.0 million in 2012 to $839.0 million in 2013 driven by declines in both NII and fee income. In 2013 NII was $591.3 million compared to $605.5 million in 2012. The decline in NII was driven by lower yielding installment and commercial fixed rate loans and lower loan fees relative to the prior year. Fee income was $247.7 million in 2013 compared to $253.5 million in 2012. The decline in noninterest income was largely driven by lower non-sufficient funds (“NSF”)/overdraft fees which were $43.4 million in 2013 compared to $50.2 million in 2012. NSF fees have been affected by lower volume from a decrease in the number of small balance deposit accounts, a refinement of sort order processes, and overall changes in consumer behavior. Mortgage origination income declined from $4.4 million in 2012 to $.1 million in 2013 due to a shift from originations to referrals. In addition, 2012 includes $3.4 million of gains associated with sales of bank properties.

The declines in noninterest income were mitigated by increases in wealth management-related fees. In 2013, brokerage management fees and commissions were up 21 percent to $42.3 million from $34.9 million in 2012. Additionally, fees from trust services increased 9 percent, or $2.2 million from a year ago. Both increases are largely due to FHN’s strategic focus on growing these businesses through customer growth and expanding services for existing customers.

Provision expense during 2013 was $18.5 million compared to a provision credit of $.9 million in 2012, and was driven by the commercial portfolio reflecting a slowing rate of improvement in asset quality during 2013.

6	FIRST HORIZON NATIONAL CORPORATION

Noninterest expense was $531.4 million in 2013 compared to $569.5 million in 2012. The decrease in expense in 2013 was largely attributable to a reduction of pension-related expenses resulting from the freeze of the pension plans on December 31, 2012, coupled with headcount reductions from a year ago. Losses from foreclosed assets decreased $2.3 million in 2013 as collateral values have stabilized since 2012, and excluding acquired foreclosed assets, inflows have slowed. These decreases were partially offset by a $4.3 million increase in professional fees, as well as increases in contract employment and computer software costs. Contract employment increased $2.8 million to $4.2 million in 2013 and computer software increased $1.5 million to $14.6 million in 2013 largely driven by technology-related projects within the regional bank. The provision for unfunded commitments, which varies based on the risk profiles of FHN’s borrowers and the level of unfunded commitments, increased $1.7 million in 2013.

Capital Markets

Pre-tax income in the capital markets segment was $51.8 million during 2013 compared to $92.3 million in 2012. The decrease in pre-tax income in 2013 was driven by a $75.7 million decline in fixed income revenue to $231.9 million, as average daily revenue (“ADR”) decreased from $1.2 million in 2012 to $.9 million in 2013. The decline in fixed income revenue reflects less favorable market conditions in 2013, including market volatility and an increase in interest rates. Additionally, uncertainty surrounding potential actions of the Federal Reserve contributed to lower fixed income revenue in 2013. Other product revenue increased $9.1 million to $36.6 million in 2013 due primarily to an increase in revenues from loan trading and related activities. Noninterest expense was $232.8 million in 2013 compared to $263.4 million in 2012. The decline in noninterest expense is due to lower variable compensation expenses as a result of lower fixed income revenues in 2013, partially offset by increases in legal and professional fees.

Corporate

The pre-tax loss for the corporate segment was $92.3 million in 2013 compared to $103.8 million in 2012, driven by a decline in expenses which more than offset lower revenue. Net interest income declined $11.7 million in 2013 primarily due to a lower-yielding securities portfolio. Noninterest income (including securities gains/losses) was relatively flat at $26.1 million in 2013, as net gains associated with the sale of a cost method investment offset a reduction in BOLI income driven by lower policy benefits in 2013 relative to the prior year.

Noninterest expense declined 24 percent or $24.1 million to $75.1 million in 2013, primarily due to a decline in personnel-related expenses and a $6.6 million decline in expenses from tax credit investments which includes a $1.5 million impairment of a tax credit investment that was recognized in 2012. The decline in personnel-related expenses relates to lower restructuring charges in 2013 relative to 2012, primarily severance costs associated with an employee separation program, and to a lesser extent a reduction in salary expense associated with headcount reductions. Expenses in 2012 included $1.8 million of gains recognized related to clean up calls exercised by FHN on first lien securitization trusts.

Non-Strategic

The non-strategic segment had a pre-tax loss of $240.3 million in 2013 compared to a pre-tax loss of $380.6 million in 2012. The lower pre-tax loss in 2013 was the result of lower expenses and a reduction in the loan loss provision, which more than offset a decline in revenues relative to the prior year.

Total revenue was $115.6 million and $149.9 million in 2013 and 2012, respectively, with NII declining 22 percent to $73.2 million in 2013 from $94.0 million in the prior year. The decline in NII is primarily due to an 18 percent reduction in average loans from 2012 as the legacy portfolios continue to run-off. Noninterest income (including securities gains/losses) was $42.4 million in 2013 compared to $55.9 million in 2012 due to a decrease in mortgage banking income partially offset by $3.5 million of gains from the reversals of previously established lower of cost or market (“LOCOM”) adjustments associated with trust preferred (“TRUP”) sales and loan payoffs. The decrease in mortgage banking income was primarily due to a $17.0 million decline in servicing fees from run-off of the servicing portfolio as well as a higher negative valuation adjustment to the mortgage warehouse recognized in 2013. Net hedging results were $18.1 million in 2013 compared to $17.5 million in 2012. Net hedging results in 2013 reflect the terms of the agreement to sell substantially all of FHN’s first lien mortgage servicing portfolio which more than offset more narrow spreads between mortgage and swap rates in 2013 relative to 2012. Mortgage banking income in 2013 included a $2.2 million negative adjustment as a result of estimated sales costs

FIRST HORIZON NATIONAL CORPORATION	7

associated with the agreement to sell mortgage servicing in third quarter 2013. 2012 included a $2.4 million negative adjustment related to contingencies associated with prior servicing sales.

The provision for loan losses declined 54 percent, or $42.4 million, to $36.5 million in 2013 driven by the impact of run-off of the higher-risk legacy loan portfolios combined with aggregate improvement of the remaining balances from 2012. Additionally, 2012 included the negative impact of implementing regulatory guidance associated with loans discharged in bankruptcies which required certain residential real estate loans to be charged-down to estimates of collateral value.

Noninterest expense declined to $319.3 million in 2013 from $451.6 million in 2012. The decrease in expense was primarily due to a decline in the repurchase and foreclosure provision from $299.3 million in 2012 to $170.0 million in 2013, partially offset by a $30.4 million increase in loss accruals related to litigation matters in 2013. Contract employment expenses declined $7.6 million in 2013 due to lower mortgage sub-servicing costs primarily due to run-off of the servicing portfolio from 2012. Expenses associated with foreclosed property declined $3.8 million due to improvement in collateral values as well as an overall decline in the balance of foreclosed assets. 2012 includes elevated ancillary expenses associated with legacy mortgage wind-down activities, as well as $2.8 million related to the write-off of unrecoverable servicing advances. Except as discussed, generally, most other expense categories declined given the continued wind-down of the legacy businesses.

INCOME STATEMENT REVIEW

Total consolidated revenue was $1.2 billion in 2013, down 10 percent from 2012, largely driven by lower capital markets fixed income sales revenue, net interest income, and mortgage banking income. In 2012, total consolidated revenue decreased 9 percent to $1.4 billion from $1.5 billion in 2011 primarily due to declines in mortgage banking income, net securities gains, and fixed income sales revenue within capital markets.

NET INTEREST INCOME

Net interest income was $637.4 million in 2013, a 7 percent decline from $688.7 million in 2012. The decrease in NII was primarily attributable to run-off of the non-strategic loan portfolio, lower yielding fixed rate loans, and a lower yielding securities portfolio, somewhat mitigated by improved deposit pricing. Average earning assets were $21.8 billion in 2013 and $22.2 billion in 2012 due to run-off in the non-strategic loan portfolios, but somewhat mitigated by loan growth within the regional bank.

For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources. The consolidated net interest margin decreased to 2.96 percent in 2013 from 3.13 percent in 2012. The net interest spread was 2.83 percent in 2013, down 14 basis points from 2.97 percent in 2012 and the impact of free funding declined to 13 basis points from 16 basis points. The decline in net interest margin in 2013 was primarily driven by declining yields on the investment portfolio, lower yielding fixed rate loans, run-off of the non-strategic loan portfolios, and a decline in loans to mortgage companies, partially offset by improved pricing on deposits.

Net interest income was $688.7 million in 2012, down from $700.8 million in 2011, primarily attributable to run-off of the non-strategic loan portfolio and a lower yielding securities portfolio, somewhat mitigated by higher loan volume in the bank and declining rates on interest bearing deposits. In 2012, average earning assets increased 1 percent to $22.2 billion as loan growth within the regional bank more than offset the run-off in the non-strategic portfolios. In 2012 the consolidated net interest margin was 3.13 percent compared to 3.22 percent in 2011. The decline in net interest margin in 2012 was primarily a result of lower reinvestment rates on investments and fixed rate loan products but was somewhat mitigated by lower rates on interest bearing deposits.

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

8	FIRST HORIZON NATIONAL CORPORATION

Table 1  –  Net Interest Margin

	2013	2012	2011

Assets:
Earning assets:
Loans, net of unearned income:
Commercial loans	3.68%	3.86%	3.88%
Retail loans	4.10	4.28	4.38

Total loans, net of unearned income	3.86	4.04	4.11

Loans held-for-sale	3.40	3.58	4.23
Investment securities:
U.S. treasuries	0.08	0.30	0.59
U.S. government agencies	2.56	3.10	3.75
States and municipalities	0.59	1.17	2.85
Other	4.19	4.30	4.19

Total investment securities	2.64	3.13	3.72

Capital markets securities inventory	2.71	2.67	3.33
Mortgage banking trading securities	10.25	10.62	9.97
Other earning assets:
Federal funds sold	1.00	1.01	0.60
Securities purchased under agreements to resell (a)	(0.06)	0.04	(0.04)
Interest bearing cash	0.22	0.22	0.20

Total other earning assets	0.08	0.14	0.07

Interest income / total earning assets	3.40%	3.63%	3.82%

Liabilities:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	0.22%	0.31%	0.42%
Other interest-bearing deposits	0.10	0.17	0.22
Time deposits	1.59	1.93	2.29

Total interest-bearing core deposits	0.31	0.43	0.60

Certificates of deposit $100,000 and more	1.01	1.37	1.82

Federal funds purchased	0.25	0.25	0.25
Securities sold under agreements to repurchase	0.14	0.18	0.17
Capital markets trading liabilities	2.05	1.77	2.45
Other short-term borrowings	0.27	0.15	0.29
Term borrowings	1.87	1.69	1.49

Interest expense / total interest-bearing liabilities	0.57	0.66	0.79

Net interest spread	2.83%	2.97%	3.03%
Effect of interest-free sources used to fund earning assets	0.13	0.16	0.19

Net interest margin (b)	2.96%	3.13%	3.22%

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	2013 and 2011 driven by negative market rates on reverse repurchase agreements.

(b)	Calculated using total net interest income adjusted for FTE. Refer to the Non-GAAP to GAAP reconciliation – Table 30.

FHN’s net interest margin is expected to remain under pressure into 2014, as FHN expects interest rates to remain at historically low levels which will result in continued pressure on yields in the loan portfolios.

FIRST HORIZON NATIONAL CORPORATION	9

Table 2  –  Analysis of Changes in Net Interest Income

(Fully taxable equivalent (“FTE”)) (Dollars in thousands)	2013 Compared to 2012 Increase / (Decrease) Due to (a)			2012 Compared to 2011 Increase / (Decrease) Due to (a)
	Rate (b)	Volume (b)	Total	Rate (b)	Volume (b)	Total

Interest income – FTE:
Loans	$(28,282)	$(19,702)	$(47,984)	$(11,809)	$6,666	$(5,143)
Loans held-for-sale	(700)	(1,225)	(1,925)	(2,635)	1,632	(1,003)
Investment securities:
U.S. treasury	(92)	(2)	(94)	(138)	(76)	(214)
U.S. government agencies	(15,389)	1,151	(14,238)	(18,755)	(654)	(19,409)
States and municipalities	(93)	(27)	(120)	(313)	(96)	(409)
Other	(248)	(7)	(255)	245	(8)	237

Total investment securities	(15,769)	1,062	(14,707)	(18,435)	(1,360)	(19,795)

Capital markets securities inventory	527	(805)	(278)	(8,225)	1,490	(6,735)
Mortgage banking trading securities	(72)	(660)	(732)	183	(950)	(767)
Other earning assets:
Federal funds sold	(1)	19	18	96	(19)	77
Securities purchased under agreements to resell	(672)	25	(647)	480	9	489
Interest-bearing deposits with other financial institutions	8	(32)	(24)	96	218	314

Total other earning assets	(734)	81	(653)	819	61	880

Total change in interest income – earning assets – FTE	$(49,596)	$(16,683)	$(66,279)	$(43,064)	$10,501	$(32,563)

Interest expense:
Interest-bearing deposits:
Savings	$(5,788)	$806	$(4,982)	$(7,288)	$69	$(7,219)
Time deposits	(3,564)	(1,821)	(5,385)	(4,300)	(3,709)	(8,009)
Other interest-bearing deposits	(2,441)	290	(2,151)	(1,562)	1,211	(351)

Total interest-bearing core deposits	(13,973)	1,455	(12,518)	(18,172)	2,593	(15,579)

Certificates of deposit $100,000 and more	(2,071)	(599)	(2,670)	(2,606)	1,100	(1,506)
Federal funds purchased	7	(733)	(726)	22	(122)	(100)
Securities sold under agreements to repurchase	(178)	167	(11)	57	(318)	(261)
Capital markets trading liabilities	1,755	1,419	3,174	(4,028)	(480)	(4,508)
Other short-term borrowings	430	(274)	156	(538)	347	(191)
Term borrowings	3,909	(6,922)	(3,013)	4,816	(3,990)	826

Total change in interest expense – interest-bearing liabilities	$(13,461)	$(2,147)	$(15,608)	$(22,635)	$1,316	$(21,319)

Net interest income – FTE			$(50,671)			$(11,244)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

(b)	Variances are computed on a line-by-line basis and are non-additive.

NONINTEREST INCOME

Noninterest income was $584.6 million in 2013 compared to $671.3 million in 2012 and $786.0 million in 2011. In 2013 noninterest income was 48 percent of total revenue compared to 49 percent and 53 percent in 2012 and 2011, respectively. The decrease in noninterest income in 2013 relative to 2012 was primarily due to declines in capital markets fixed income revenue and mortgage banking income. The decline in 2012 relative to 2011 largely resulted from decreases in mortgage banking income, net securities gains, capital markets fixed income sales revenue, and deposit fee income. FHN’s noninterest income for the last three years is provided in Table 3. The following discussion provides additional information about various line items reported in the following table.

10	FIRST HORIZON NATIONAL CORPORATION

Table 3  –  Noninterest Income

(Dollars in thousands)	2013	2012	2011	Compound Annual Growth Rates
				13/12	13/11

Noninterest income:
Capital markets	$272,364	$334,912	$355,291	(19)%	(12)%
Deposit transactions and cash management	114,383	120,168	134,055	(5)%	(8)%
Brokerage, management fees and commissions	42,261	34,934	32,964	21%	13%
Mortgage banking	33,275	51,890	90,586	(36)%	(39)%
Trust services and investment management	26,523	24,319	24,952	9%	3%
Bankcard income	20,482	22,384	22,388	(8)%	(4)%
Bank-owned life insurance	16,614	18,805	19,615	(12)%	(8)%
Other service charges	13,440	12,935	12,182	4%	5%
Insurance commissions	3,023	3,148	3,591	(4)%	(8)%
Equity securities gains/(losses), net	2,211	365	35,392	NM	(75)%
Debt securities gains/(losses), net	(451)	328	772	NM	NM
Gain on divestitures	111	200	-	(45)%	NM
All other income and commissions:
ATM interchange fees	10,412	10,528	13,690	(1)%	(13)%
Electronic banking fees	6,289	6,537	6,225	(4)%	1%
Letter of credit fees	5,081	5,158	6,282	(1)%	(10)%
Deferred compensation (a)	4,685	4,461	(517)	5%	NM
Gains on extinguishment of debt	-	-	5,761	NM	NM
Other (b)	13,874	20,257	22,782	(32)%	(22)%

Total all other income and commissions	40,341	46,941	54,223	(14)%	(14)%

Total noninterest income	$584,577	$671,329	$786,011	(13)%	(14)%

NM - not meaningful

* Amount is less than one percent

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives and benefits expense.

(b)

2012 includes $3.4 million of gains on the sale of bank properties, a $2.3 million gain related to the resolution of a legal matter, and $1.0 million of interest associated with a tax refund. 2011 includes $7.4 million of interest related to a tax refund.

Capital Markets Noninterest Income

The major component of capital markets income is generated from the purchase and sale of fixed income securities as both principal and agent. Other revenues consist of fees from loan sales, portfolio advisory, and derivative sales. Securities inventory positions are generally procured for distribution to customers by the sales staff. Capital markets noninterest income declined 19 percent in 2013 to $272.4 million, from $334.9 million in 2012, reflecting less favorable market conditions in 2013, including market volatility and an increase in interest rates. Additionally, uncertainty surrounding potential actions of the Federal Reserve contributed to lower fixed income revenue in 2013. Revenue from other products increased $13.2 million to $40.5 million in 2013, due primarily to an increase in revenues from loan trading and related activities. Other product revenues in 2013 also includes $3.5 million of gains recognized within the non- strategic segment from the reversal of previously established LOCOM valuation adjustments associated with TRUP loan payoffs.

Capital markets noninterest income was $334.9 million in 2012 down from $355.3 million in 2011. Less favorable market conditions in 2012, relative to 2011 resulted in a decline in revenue from fixed income sales, but was partially offset by an increase in revenue from other products.

FIRST HORIZON NATIONAL CORPORATION	11

Table 4  –  Capital Markets Noninterest Incomee

(Dollars in thousands)	2013	2012	2011	Compound Annual Growth Rates
				13/12	13/11

Noninterest income:
Fixed income	$231,853	$307,559	$329,665	(25)%	(16)%
Other product revenue	40,511	27,353	25,626	48%	26%

Total capital markets noninterest income	$272,364	$334,912	$355,291	(19)%	(12)%

Certain previously reported amounts have been reclassified to agree with current presentation.

Deposit Transactions and Cash Management

Fees from deposit transactions and cash management include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management income declined 5 percent to $114.4 million in 2013 relative to 2012 largely due to lower non-sufficient funds (“NSF”) fee income which was driven by lower volume from a decrease in small balance deposit accounts, a refinement of sort order processes, and overall changes in consumer behavior.

In 2012, deposit transactions and cash management income declined $13.9 million to $120.2 million from $134.1 million in 2011 primarily due to the full-year negative impact on interchange income from the Durbin Amendment which became effective in fourth quarter 2011. A decline in the number of checking accounts coupled with changes in consumer behavior also contributed to the decline in 2012.

Brokerage, Management Fees and Commissions

Brokerage, management fees and commissions include fees for portfolio management, trade commission, and annuity and mutual fund sales. In 2013, noninterest income from brokerage, management fees and commissions increased 21 percent or $7.3 million to $42.3 million due in large part to FHN’s strategic focus on growing these businesses through customer growth and expanding services for existing customers.

Noninterest income from brokerage and management fees increased from $33.0 million in 2011 to $34.9 million in 2012, primarily associated with an increase in asset management fees due to FHN’s success in increasing the number of customers and assets under management in 2012.

Mortgage Banking Noninterest Income

Mortgage banking income has been primarily comprised of servicing income related to legacy mortgage banking operations and fair value adjustments to the mortgage warehouse. Prior to 2013, mortgage banking income also included fees from mortgage origination activity in the regional banking footprint. Mortgage banking income was $33.3 million in 2013 compared to $51.9 million in 2012 and $90.6 million in 2011.

Servicing income, which includes fees for servicing mortgage loans, changes in the value of servicing assets, results of hedging servicing assets, and the negative impact of runoff on the value of MSR, is the largest component of mortgage banking income. Total servicing income decreased to $39.1 million in 2013 from $52.6 million in 2012, largely driven by a decline in servicing fees consistent with the mortgage servicing portfolio decline. During 2013, FHN signed a definitive agreement to sell substantially all remaining legacy mortgage servicing, with the sales occurring partly in fourth quarter 2013 and the remainder transferred in first quarter 2014. Net hedging results were $18.1 million in 2013 and reflect the terms of this agreement, which more than offset more narrow spreads between swap and mortgage rates in 2013 relative to 2012. The negative impact to the value of MSR that is attributable to runoff was $20.9 million and $23.8 million in 2013 and 2012, respectively.

12	FIRST HORIZON NATIONAL CORPORATION

Mortgage banking income also includes fair value adjustments to the legacy mortgage warehouse, origination income, and other income. Negative fair value adjustments to the mortgage warehouse were $4.4 million and $3.1 million in 2013 and 2012, respectively. The negative fair value adjustments in 2013 were primarily driven by higher interest rates in 2013. Origination income in 2013 declined 84 percent as FHN shifted from originations to a referral fee-based model. Other mortgage banking income in 2013 included a $2.2 million charge associated with estimated costs for obligations related to the agreement to sell mortgage servicing. 2012 included charges associated with contingencies related to prior servicing sales.

Servicing fees were $58.9 million in 2012, an $11.2 million decrease from 2011 that was consistent with the decline in size of the mortgage servicing portfolio. Positive net hedging results decreased to $17.5 million in 2012 from $40.8 million in 2011 reflecting more narrow spreads between mortgage and swap rates in 2012. The negative impact attributable to runoff was $23.8 million in 2012 compared to $21.5 million in 2011 due to increased prepayments in 2012. The mortgage warehouse valuation included $3.1 million of net negative fair value adjustments in 2012 compared to $6.3 million in 2011. Elevated levels of modifications within loans held-for-sale (“HFS”) negatively impacted the fair value of the mortgage warehouse in 2012.

Table 5  –  Mortgage Banking Noninterest Income

	2013	2012	2011	Compound Annual Growth Rates
				13/12	13/11

Noninterest income (thousands):
Origination income	$771	$4,734	$6,908	(84)%	(67)%
Mortgage warehouse valuation	(4,355)	(3,053)	(6,315)	(43)%	17%
Servicing income/(expense):
Servicing fees	41,905	58,931	70,174	(29)%	(23)%
Change in MSR value - runoff	(20,937)	(23,804)	(21,542)	12%	1%
Net hedging results (a)	18,083	17,481	40,807	3%	(33)%

Total servicing income	39,051	52,608	89,439	(26)%	(34)%
Other (b)	(2,192)	(2,399)	554	9%	NM

Total mortgage banking noninterest income	$33,275	$51,890	$90,586	(36)%	(39)%

Mortgage banking statistics (millions):
Servicing portfolio – owned (first lien mortgage loans) (c)	$8,512	$16,487	$21,077	(48)%	(36)%

NM - not meaningful

(a)	2013 includes an increase in net hedging results reflecting the terms of the mortgage servicing sale agreement.

(b)

2013 includes a negative adjustment as a result of estimated costs for obligations associated with the agreement to sell servicing. 2012 includes a $2.4 million negative adjustment related to contingencies for prior servicing sales.

(c)	Excludes foreclosed assets. Substantially all mortgage servicing remaining at year-end was sold in January 2014.

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are primarily influenced by equity and fixed income market activity. In 2013, noninterest income from trust service and investment management increased 9 percent to $26.5 million driven by new initiatives in 2013 and general market increases, as well as FHN’s strategic focus on growing these business products through new customers and also referrals from wealth management for trust services. In 2012, noninterest income from trust service and investment management declined slightly to $24.3 million compared to $25.0 million in 2011.

Bankcard income

Bankcard income is derived from fees charged for processing and supporting credit card transactions including, interchange, late charges, membership fees, miscellaneous merchant fees, cash advance fees, currency conversion, speed pay, research fees, and return check fees. Bankcard income was $20.5 million in 2013, down

FIRST HORIZON NATIONAL CORPORATION	13

8 percent from 2012. The decrease in bankcard income primarily relates to incentives received from Visa in 2012 due to higher transaction volume in 2012 relative to 2013. Bankcard income was $22.4 million in both 2012 and 2011.

Bank owned life insurance

BOLI income declined $2.2 million to $16.6 million in 2013, as a result of lower policy benefits received in 2013 relative to the prior year. In 2012 and 2011, BOLI income was $18.8 million and $19.6 million, respectively, similarly reflecting the receipt of lower policy benefits in 2012 compared to 2011.

Other service charges

Income from other service charges includes international income (foreign exchange and wire transfer fees), other retail fees, HELOC membership and late fees, check order income, and other service charges including check cashing, safe deposit, wire transfers, and money orders. Income from other service charges increased slightly in 2013 to $13.4 million from $12.9 million in 2012 and $12.2 million in 2011.

Insurance Commissions

Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide, life, long-term care, and disability insurance. Noninterest income from insurance commissions was $3.0 million in 2013, $3.1 million in 2012, and $3.6 million in 2011.

Securities Gains/Losses

In 2013, FHN recognized net securities gains of $1.8 million compared to $.7 million in 2012 and $36.2 million in 2011. The 2013 net gain was primarily the result of a $3.3 million gain on sale of a cost method investment, partially offset by a $1.1 million other-than-temporary impairment adjustment. In 2012, FHN recognized a net gain of $.4 million related to venture capital investments as a gain on sale of $5.1 million was partially offset by a $4.7 million negative fair value adjustment. In 2011, FHN sold portions of its Visa, Inc. Class B shares which resulted in gains of $35.1 million.

Other Noninterest Income

Other income includes revenues from ATM and interchange fees, electronic banking fees, revenue related to deferred compensation plans (which are mirrored by changes in noninterest expense), gains from the repurchase of bank debt, and various other fees.

Other income decreased to $40.3 million in 2013 from $46.9 million in 2012. Significant drivers of the decrease relate to $3.4 million gains on the sales of bank properties, a $2.3 million gain related to the resolution of a legal matter, and $1.0 million of interest associated with a tax refund which were all recognized in 2012.

Other income was $46.9 million in 2012, down from $54.2 million in 2011. ATM interchange fees declined $3.2 million from 2011 largely due to the effect of the Durbin Amendment in fourth quarter 2011 which capped interchange fees. Additionally, in 2011 FHN recognized $5.8 million of gains on the repurchase of bank debt. These decreases were partially offset by a $5.0 million increase in deferred compensation income resulting from more favorable market conditions in 2012 relative to 2011. In addition to the significant transactions recognized in 2012 mentioned above, FHN recognized interest related to tax refunds of $7.4 million in 2011.

NONINTEREST EXPENSE

2013 compared to 2012

Total noninterest expense decreased 16 percent or $225.1 million to $1.2 billion in 2013. Table 6 provides noninterest expense detail by category for the last three years with growth rates.

14	FIRST HORIZON NATIONAL CORPORATION

Employee compensation, incentives, and benefits (personnel expense), which is generally the largest component of noninterest expense, declined $111.8 million during 2013 to $529.0 million. The decrease in personnel expenses relative to 2012 is largely driven by a $39.4 million reduction in pension costs resulting from the freeze of the pension plans on December 31, 2012, a decline in variable compensation associated with lower fixed income sales revenue, and a decrease in severance-related costs associated with restructuring, repositioning, and efficiency initiatives. Additionally, headcount reductions relative to the prior year also contributed to lower personnel expenses.

During 2013 repurchase and foreclosure provision expense was $170.0 million compared to $299.3 million in 2012. In 2012 FHN recorded $250.0 million of repurchase and foreclosure provision expense reflecting a change in estimate of FHN’s repurchase obligations for alleged breaches of representations and warranties related to mortgage loans sold to Fannie Mae and Freddie Mac. In 2013, FHN recorded $170.0 million of repurchase and foreclosure provision expense based principally upon additional information obtained in connection with the DRAs previously mentioned. The provision included the impact of each DRA, estimates for future loss not included in the DRAs, and estimates for future loss related to certain other loan sales. (See the discussion of FHN’s repurchase obligations within the Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations section of MD&A and Note 18 – Contingencies and Other Disclosures for additional details.)

Legal and professional fees increased $14.6 million to $53.4 million in 2013 driven by an increase in costs related to litigation matters and also various consulting projects throughout the organization compared to the prior year.

Foreclosed real estate expenses were $4.3 million in 2013 compared to $11.0 million in 2012 due to declines in negative valuation adjustments and lower property preservation costs. Contract employment expenses decreased $5.3 million to $35.9 million during 2013 due to lower sub-servicing costs consistent with the run-off of the servicing portfolio. FDIC premium expense was $20.2 million in 2013, down from $28.0 million in 2012.

All other expenses were $147.9 million and $129.2 million in 2013 and 2012, respectively. The increase in all other expenses was primarily the result of a $30.3 million increase in litigation-related charges in 2013 relative to 2012, partially offset by a $6.6 million decrease due to a decline in expense from tax credit investments. Additionally, during 2012 FHN had several favorable adjustments which affected trends for the comparative period including a $1.8 million favorable adjustment to franchise taxes and a $1.8 million gain related to clean-up calls for first lien securitizations. Other expenses in 2012 included $3.4 million in ancillary expenses associated with legacy mortgage wind-down activities and a $2.8 million charge related to the write-off of unrecoverable servicing advances.

2012 compared to 2011

Total noninterest expense increased 7 percent or $90.7 million to $1.4 billion in 2012. The increase in noninterest expense in 2012 was due in large part to a significant increase in the repurchase and foreclosure provision. The repurchase and foreclosure provision increased to $299.3 million in 2012 from $159.6 million in 2011 driven by the $250.0 million charge in second quarter 2012 mentioned above.

Personnel expense increased $30.6 million to $640.9 million in 2012 and was primarily the result of a $23.9 million increase in pension-related costs, a $7.2 million increase in severance costs associated with restructuring, repositioning, and efficiency initiatives, and a $6.1 million increase in deferred compensation expense. These increases were partially offset by a decline in capital markets variable compensation expense that was caused by lower fixed income revenue in 2012. Computer software expense increased $5.4 million in 2012 due to FHN’s continued focus on technology investments and efficiencies.

Legal and professional fees decreased from $69.6 million in 2011 to $38.8 million in 2012 primarily driven by legal fees associated with litigation matters and costs associated with consulting projects in 2011. Expenses associated with foreclosed assets declined $11.0 million to $11.0 million in 2012 due to lower property preservation costs consistent with the decline in the balance of foreclosed real estate and stabilization of the housing market, as well as a decline in negative valuation adjustments. Noninterest expense was also favorably impacted by a decline in operations services, occupancy, and nearly all other categories of noninterest expense as a result of FHN’s continued cost reductions throughout the organization and wind-down of nonstrategic businesses.

FIRST HORIZON NATIONAL CORPORATION	15

Total other expenses were $129.2 million in 2012 compared to $149.7 million in 2011. Restructuring charges declined $9.3 million in 2012 driven by a $9.0 million charge associated with the termination of a technology services contract in 2011. Expenses associated with litigation and regulatory matters declined $8.0 million to $33.3 million in 2012 due to legal matters in the prior year. Other expenses related to Visa matters included a $1.8 million increase in derivative liabilities in 2012 compared to $9.4 million in 2011, as well as a $3.3 million reversal of a Visa contingent liability for legal matters in 2011. Other insurance and taxes declined $3.0 million in 2012 largely driven by a $1.8 million favorable franchise tax adjustment mentioned above. Additionally, 2012 included a $1.8 million gain related to clean-up calls for first lien securitizations. These decreases were offset by a $4.5 million increase in the provision for unfunded commitments, a $2.8 million charge related to the write-off on unrecoverable servicing advances, and a $1.5 million impairment charge related to tax credit investments in 2012. Generally all other expense categories were relatively flat or declined in 2012 given FHN’s continued focus on cost reductions and efficiency through the organization.

Table 6  –  Noninterest Expense

(Dollars in thousands)	2013	2012	2011	Compound Annual Growth Rates
				13/12	13/11

Noninterest expense:
Employee compensation, incentives and benefits	$529,041	$640,857	$610,225	(17)%	(7)%
Repurchase and foreclosure provision	170,000	299,256	159,590	(43)%	3%
Legal and professional fees	53,359	38,750	69,643	38%	(12)%
Occupancy	50,565	49,027	53,613	3%	(3)%
Computer software	40,327	40,018	34,656	1%	8%
Contract employment and outsourcing	35,920	41,198	41,896	(13)%	(7)%
Operations services	35,215	35,429	50,347	(1)%	(16)%
Equipment rentals, depreciation, and maintenance	31,738	31,246	32,914	2%	(2)%
FDIC premium expense	20,156	27,968	28,302	(28)%	(16)%
Advertising and public relations	18,239	17,439	16,884	5%	4%
Communications and courier	17,958	18,318	19,100	(2)%	(3)%
Foreclosed real estate	4,299	11,041	22,076	(61)%	(56)%
Amortization of intangible assets	3,912	3,910	4,016	*	(1)%
All other expense:
Litigation and regulatory matters	63,654	33,313	41,279	91%	24%
Other insurance and taxes	12,598	10,734	13,721	17%	(4)%
Tax credit investments	12,103	18,655	20,356	(35)%	(23)%
Travel and entertainment	8,959	8,366	8,324	7%	4%
Employee training and dues	5,054	4,525	4,770	12%	3%
Customer relations	4,916	4,578	4,908	7%	*
Miscellaneous loan costs	4,209	4,126	4,664	2%	(5)%
Supplies	3,800	3,752	3,800	1%	*
Other	32,579	41,195	47,911	(21)%	(18)%

Total all other expense	147,872	129,244	149,733	14%	(1)%

Total noninterest expense	$1,158,601	$1,383,701	$1,292,995	(16)%	(5)%

Certain previously reported amounts have been reclassified to agree with current presentation.

* Amount is less than one percent.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. Analytical models based on loss experience subject to qualitative adjustment to reflect current events, trends, and conditions (including economic considerations and trends) are used by management to determine the amount of provision to be recognized and to assess the adequacy of the ALLL. The provision for loan losses was $55.0 million in 2013 compared to $78.0 million in 2012, and $44.0 million in 2011. In 2013 and 2012 FHN experienced continued overall improvement in the loan portfolio which resulted in declines of 8 percent and 28

16	FIRST HORIZON NATIONAL CORPORATION

percent, respectively, in the allowance for loan losses (on a period end basis) and declines of 58 percent and 43 percent, respectively, in net charge offs relative to the prior years. In 2012, FHN recognized approximately $23 million of incremental loan loss provisioning related to charging down discharged bankruptcies to net realizable value. The provision expense in 2011 included approximately $36 million of losses associated with dispositions of nonperforming loans. See the Asset Quality section of MD&A for additional information.

INCOME TAXES

FHN recorded an income tax benefit of $32.2 million in 2013 on net pre-tax income, compared to an income tax benefit of $85.3 million in 2012 based on the loss from continuing operations. Due to the difference between the pre-tax income in 2013 and the pre-tax loss in 2012 the comparison of the tax rate from period to period will not provide meaningful information.

A deferred tax asset (“DTA”) or deferred tax liability (“DTL”) is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2013, FHN’s gross DTA (net of a valuation allowance) and gross DTL were $405.7 million and $130.0 million, respectively, resulting in a net DTA of $275.7 million at December 31, 2013, compared with $261.3 million at December 31, 2012.

In order to support the recognition of the DTA, FHN’s management must conclude that the realization of the DTA is more likely than not. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. Realization is dependent on generating sufficient taxable income prior to the expiration of the carryforwards attributable to the DTA. In projecting future taxable income, FHN incorporates assumptions including the amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business.

As of December 31, 2013, FHN had federal income tax net operating loss (“NOL”) and tax credit carryforwards, which will expire in varying amounts between 2029 and 2033, state income tax NOL carryforwards which will expire in varying amounts between 2018 and 2033, and federal capital loss carryforwards, which will expire in 2017. As of December 31, 2013 and 2012, FHN established a valuation allowance of $5.9 million and $12.6 million, respectively, against its state NOL carryfowards and $51.9 million and $57.1 million, respectively, against its capital loss carryforwards. FHN’s DTA after valuation allowance was $405.7 million and $430.3 million as of December 31, 2013 and 2012, respectively. Based on current analysis, FHN believes that its ability to realize the remaining DTA is more likely than not. FHN monitors its DTA and the need for a valuation allowance on a quarterly basis. A significant adverse change in FHN’s taxable earnings outlook could result in the need for further valuation allowances. In the event FHN is able to determine that the deferred income tax assets are realizable in the future in excess of their net recorded amount, FHN would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Changes in tax laws and rates could also affect recorded DTAs and DTLs in the future. Management is not aware of the enactment of any such changes that would have a material effect on the company’s results of operations, cash flows or financial position.

The total balance of unrecognized tax benefits on December 31, 2013, was $6.6 million compared with $17.6 million as of the end of 2012. On December 31, 2013 there were no tax positions included in the balance of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. To the extent such unrecognized tax benefits as of December 31, 2013 are subsequently recognized, $4.3 million of tax benefits would impact tax expense and FHN’s effective tax rate.

FHN’s policy under ASC 740 is to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. Interest accrued as of December 31, 2013 was $2.0 million compared to $4.5

FIRST HORIZON NATIONAL CORPORATION	17

million in 2012. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2013 and 2012 was a benefit of $2.5 million and $2.1 million, respectively.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2009. The IRS recently completed a limited issue focused examination (“LIFE”) for the years ending December 31, 2011 and 2010. All proposed adjustments with respect to examinations of federal returns filed for 2011 and prior years have been settled. FHN is currently under audit in several states.

See also Note 16 - Income Taxes for additional information.

RESTRUCTURING, REPOSITIONING, AND EFFICIENCY INITIATIVES

FHN continues to refine its business mix in order to focus on higher-return core businesses and explore opportunities to reduce operating costs.

Generally, restructuring, repositioning, and efficiency charges related to exited businesses are included in the non-strategic segment while charges related to corporate-driven actions are included in the corporate segment. The net charge from restructuring, repositioning, and efficiency activities was $5.3 million in 2013 compared to $24.9 million in 2012 and $26.9 million in 2011. Significant charges recognized during 2013 include $3.7 million of severance costs primarily related to efficiency initiatives within corporate and bank services functions and $2.2 million related to estimated costs for obligations associated with a definitive agreement to sell substantially all remaining legacy mortgage servicing.

A majority of the restructuring charges in 2012 relate to severance associated with an employee separation program. Additionally, in 2012 FHN recognized a $2.6 million negative adjustment related to prior servicing sales.

Significant restructuring amounts recognized during 2011 were primarily associated with the sale of Msaver which resulted in a $9.4 million pre-tax gain in third quarter and the sale of FHI which resulted in a $.8 million pretax gain on sale in second quarter 2011 and $10.1 million goodwill impairment in first quarter 2011. Severance and other employee costs were $16.6 million during 2011 and primarily relate to efficiency initiatives within the corporate and bank service functions. Additionally FHN recognized a $9.0 million charge related to the termination of a technology services contract during 2011.

Charges related to restructuring, repositioning, and efficiency initiatives for the years ended December 31, 2013, 2012, and 2011 are presented in the following table based on the income statement line item affected. See Note 27 – Restructuring, Repositioning, and Efficiency and Note 2 – Acquisitions and Divestitures for additional information.

18	FIRST HORIZON NATIONAL CORPORATION

Table 7  –  Restructuring, Repositioning, and Efficiency Initiatives

(Dollars in thousands)	2013	2012	2011

Noninterest income:
Mortgage banking	$(2,192)	$(2,635)	$-
Gain on divestiture	111	200	-
All other income and commissions	-	-	1,200

Total noninterest income/(loss)	(2,081)	(2,435)	1,200

Noninterest expense:
Employee compensation, incentives, and benefits	3,691	22,897	15,652
Occupancy	131	46	1,924
Legal and professional fees	-	15	(27)
All other expense	385	34	9,333

Total noninterest expense	4,207	22,992	26,882

Loss before income taxes	(6,288)	(25,427)	(25,682)
Income/(loss) from discontinued operations	985	569	(1,206)

Net impact resulting from restructuring, repositioning, and efficiency initiatives	$(5,303)	$(24,858)	$(26,888)

STATEMENT OF CONDITION REVIEW

Total period-end assets were $23.8 billion on December 31, 2013, compared to $25.3 billion on December 31, 2012. Average assets decreased to $24.4 billion in 2013 from $25.1 billion in 2012. The decline in average assets is primarily attributable to a decline in loan balances, derivative assets, and other non- earning assets, partially offset by an increase in securities purchased under agreements to resell.

EARNING ASSETS

Earning assets consist of loans, loans HFS, investment securities, and other earning assets. Earning assets averaged $21.8 billion in 2013 down 2 percent from $22.2 billion a year earlier. A more detailed discussion of the major line items follows.

Loans

Period-end loans were $15.4 billion on December 31, 2013, down 8 percent from $16.7 billion on December 31, 2012, driven by continued run-off of the non-strategic portfolios and declines of commercial loans within the regional bank. Average loans decreased 3 percent to $15.7 billion in 2013 from $16.2 billion in 2012.

Table 8  –  Average Loans

(Dollars in thousands)	2013	Percent of Total	2013 Growth Rate	2012	Percent of Total	2012 Growth Rate	2011	Percent of Total	2011 Growth Rate

Commercial:
Commercial, financial, and industrial	$7,972,875	51%	*	$7,994,102	49%	12%	$7,152,477	45%	3%
Commercial real estate	1,170,618	7	(10)	1,307,001	8	(15)	1,538,469	9	(24)

Total commercial	9,143,493	58	(2)	9,301,103	57	7	8,690,946	54	(3)

Retail:
Consumer real estate (a)	5,526,386	35	(5)	5,829,089	36	(4)	6,056,526	38	(10)
Permanent mortgage (b)	742,793	5	(7)	795,014	5	(22)	1,013,944	6	(6)
Credit card, OTC and other	313,702	2	12	280,197	2	(5)	295,402	2	(21)

Total retail	6,582,881	42	(5)	6,904,300	43	(6)	7,365,872	46	(10)

Total loans, net of unearned	$15,726,374	100%	(3)%	$16,205,403	100%	1%	$16,056,818	100%	(6)%

* Amount is less than 1 percent.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	2013, 2012 and 2011 include $369.3 million, $473.5 million, and $649.6 million of restricted and secured real estate loans, respectively.

(b)	2013, 2012 and 2011 include $12.4 million, $22.6 million, and $46.6 million of restricted and secured real estate loans, respectively.

FIRST HORIZON NATIONAL CORPORATION	19

C&I loans are the largest component of the commercial portfolio comprising 87 percent of total commercial loans in 2013 compared to 86 percent in 2012. C&I loans were $8.0 billion in 2013 and 2012, as increases in commercial and business banking lending partially offset a decline in loans to mortgage companies largely driven by higher mortgage rates in 2013 compared to 2012, which affected customer demand. The increase in average C&I balances between 2011 and 2012 was primarily driven by growth in loans to mortgage companies. Commercial real estate loans declined 10 percent, or $136.4 million from 2012 to $1.2 billion in 2013 as the commercial real estate market remains soft and the non-strategic components continue to wind down. Average CRE loans were favorably impacted in 2013 by the MNB acquisition in second quarter 2013.

Average retail loans declined 5 percent, or $321.4 million from a year ago, to $6.6 billion in 2013. The consumer real estate portfolio (home equity lines and installment loans) declined $302.7 million, to $5.5 billion as the continued wind-down of portfolios within the non-strategic segment outpaced growth in real estate installment loans from new originations within the regional bank. The permanent mortgage portfolio declined $52.2 million to $742.8 million in 2013 driven by runoff, but partially mitigated by loans added to this portfolio due to the exercise of clean-up calls related to off-balance sheet securitization trusts in first quarter 2013. Credit Card, OTC, and Other increased $33.5 million to $313.7 million in 2013.

20	FIRST HORIZON NATIONAL CORPORATION

Table 9  –  Contractual Maturities of Commercial Loans on December 31, 2013

(Period-end) (Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total

Commercial, financial, and industrial	$2,975,981	$3,698,182	$1,249,413	$7,923,576
Commercial real estate	320,348	703,751	109,180	1,133,279

Total commercial loans, net of unearned income	$3,296,329	$4,401,933	$1,358,593	$9,056,855

For maturities over one year:
Interest rates - floating		$3,316,932	$714,584	$4,031,516
Interest rates - fixed		1,085,001	644,009	1,729,010

Total maturities over one year		$4,401,933	$1,358,593	$5,760,526

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN’s loan portfolio consists of consumer real estate loans—a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15 or 10/10 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period (“the draw period”), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years. Numerous factors can contribute to the actual life of a home equity line or installment loan as the prepayment rates for these portfolios typically do not trend consistent with contractual maturities. In normalized market conditions, the average life of home equity line and installment loan portfolios is significantly less than the contractual period as indicated by historical trends. More recent indicators suggest that the average life of these portfolios could be longer when compared to that observed in normalized market conditions. This could be attributed to the limited availability of new credit in the marketplace, historically weak performance of the housing market, and a historically low interest rate environment. However, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.

Investment Securities

FHN’s investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities (“MBS”) and government agency issued collateralized mortgage obligations (“CMO”), all of which are classified as available-for-sale (“AFS”). FHN utilizes the securities portfolio as a source of income, liquidity and collateral for repurchase agreements for public funds, and as a tool for managing risk of interest rate movements. Table 10 shows information pertaining to the composition, yields, and contractual maturities of the investment securities portfolio. Investment securities increased 11 percent from $3.1 billion on December 31, 2012 to $3.4 billion on December 31, 2013. Average investment securities were $3.2 billion in 2013 and $3.1 billion in 2012, representing 15 percent of earning assets in 2013 compared to 14 percent in 2012. The amount of securities purchased for the investment portfolio is largely driven by the desire to protect the value of non-rate sensitive liabilities and equity and maximize yield on FHN’s excess liquidity without negatively affecting future yields while operating in this historically low interest rate environment.

Government agency issued MBS and CMO, and other agencies averaged $2.9 billion in 2013 and 2012. U.S. treasury securities and municipal bonds averaged $56.8 million in 2013 compared to $60.1 million in 2012. Investments in equity securities averaged $222.4 million in 2013 compared with $222.0 million in 2012. A majority of these balances include restricted investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) stock which averaged over $190 million during 2013 and 2012. On December 31, 2013, total investment securities had $17.8 million of net unrealized losses that resulted in a decrease in shareholders’ equity of $11.2 million, net of $6.6 million of deferred income tax benefits. See Note 3—Investment Securities for additional detail.

FIRST HORIZON NATIONAL CORPORATION	21

Table 10  –  Contractual Maturities of Investment Securities on December 31, 2013 (Amortized Cost)

(Period-end) (Dollars in thousands)	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

Securities available for sale
Government agency issued MBS and CMO (a)	$-	-%	$-	-%	$6,614	5.24%	$3,125,939	2.54%
U.S. treasuries	39,997	0.04	-	-	-	-	-	-
Other U.S. government agencies	-	-	2,202	5.54	-	-	-	-
State and municipalities (b)	-	-	1,500	-	-	-	13,655	0.40
Other (c)	-	-	-	-	-	-	226,376	3.75

Total	$39,997	0.04%	$3,702	3.30%	$6,614	5.24%	$3,365,970	2.61%

(a)	Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early pay downs, have estimated average life of 4.4 years.

(b)	Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.

(c)	The amount classified as maturing after 10 years represents equity securities with no stated maturity.

Loans Held-for-Sale

Loans HFS consists of the mortgage warehouse (primarily repurchased loans), student, small business, and home equity loans. The average balance of loans HFS decreased $34.6 million from 2012 and averaged $382.0 million in 2013. The decrease in average loans was primarily attributable to sales of small business loans in both 2013 and 2012 offset somewhat by a larger mortgage warehouse from GSE repurchase activity. The mortgage warehouse, which consists of mortgage loans remaining from the legacy mortgage banking business and mortgage loans repurchased pursuant to requests from investors (primarily GSEs), averaged $354.3 million in 2013 compared to $340.6 million in 2012, and comprised over 92 percent of loans HFS in 2013.

Other Earning Assets

All other earning assets include trading securities, securities purchased under agreements to resell, federal funds sold (“FFS”), and interest-bearing deposits with the FRB and other financial institutions. All other earning assets increased $25.9 million in 2013 and averaged $2.5 billion in 2013 and 2012, as a $72.0 million increase in securities purchased under agreements to resell (“asset repos”), more than offset a $28.0 million decrease in capital markets securities inventory. The level of asset repos used in capital markets fixed income trading activity is generally correlated with the level of capital markets trading liabilities (short-positions) as securities collateral from repo transactions are used to fulfill trades. As of December 31, 2013 and 2012, other earnings assets were $2.0 billion and $2.3 billion, respectively. The decrease in period-end balance primarily relates to a decline in trading securities and asset repos, which fluctuate daily based on customer demand, partially offset by an increase in interest-bearing cash.

Core Deposits

Core deposits were $16.2 billion on December 31, 2013, compared to $16.1 billion on December 31, 2012. Average core deposits increased 1 percent from $15.6 billion in 2012 to $15.8 billion in 2013. The increase in core deposits was primarily the result of a $352.9 million increase in interest-bearing deposits partially offset by a $178.7 million decline in noninterest-bearing deposits. The increase in interest-bearing deposits reflected growth due to the sustained low interest rate environment as deposit rates remain relatively competitive with other comparable investment products, an increase in deposits associated with the MNB acquisition, and a shift of customer deposits from non-interest bearing accounts due to the expiration of unlimited FDIC coverage for non-interest bearing accounts under the Transaction Account Guarantee (“TAG”) program which expired on December 31, 2012.

22	FIRST HORIZON NATIONAL CORPORATION

Short-Term Funds

Short-term funds (certificates of deposit greater than $100,000, federal funds purchased (“FFP”), securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings) decreased $299.0 million to $3.3 billion in 2013. This decrease was largely the result of a $284.2 million decline in average FFP and a $151.4 million decline in average other short-term borrowings. Average FFP, which currently is composed primarily of funds from correspondent banks, was $1.3 billion in 2013 compared to $1.5 billion in 2012. FFP fluctuates depending on the amount of excess funding of FHN’s correspondent bank customers. The decline in average other short-term borrowings was the result of elevated FHLB borrowings in 2012 due to deposit fluctuations and higher loans to mortgage companies during the period. Average certificates of deposit (“CDs”) greater than $100,000 decreased $46.0 million in 2013, as CDs acquired as part of the MNB acquisition were more than offset by a decline in jumbo public fund and corporate CDs. These declines were partially offset by increases in the average balance of securities sold under agreements to repurchase and capital markets trading liabilities of $107.1 million and $75.6 million, respectively. On average, short-term purchased funds accounted for 16 percent of FHN’s funding (core deposits plus short-term purchased funds and term borrowings) in 2013 compared to 17 percent in 2012. Short-term funds decreased $826.7 million from $3.4 billion on December 31, 2012 to $2.6 billion on December 31, 2013, largely driven by declines in FFP, other short-term borrowings, and trading liabilities. Trading liabilities fluctuate depending on expectations of customer demands. See Note 9 – Short-Term Borrowings for additional information.

Term Borrowings

Term borrowings include senior and subordinated borrowings and advances with original maturities greater than one year. On December 31, 2013, term borrowings were $1.7 billion compared to $2.2 billion on December 31, 2012. Average term borrowings decreased 16 percent to $1.9 billion in 2013 from $2.3 billion in 2012. The decline in average term borrowings primarily relates to $350.0 million of subordinated notes that matured during the second quarter of 2013, a decline in restricted/secured borrowings due to regular principal pay downs, and a decline in the fair value of derivatives hedging debt. See Note 10 – Term Borrowings for additional information.

CAPITAL

Management’s objectives are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. Average equity was $2.5 billion in 2013 compared to $2.6 billion in 2012. The decrease in average equity was driven by the repurchase of shares under the share repurchase program mentioned below and a decline in unrealized gains associated with the AFS securities portfolio within accumulated other comprehensive income, partially offset by the first quarter 2013 issuance of $100 million of Series A non- cumulative perpetual preferred stock (approximately $96 million net of offering costs). Period-end equity was $2.5 billion on December 31, 2013 and 2012.

In fourth quarter 2011, FHN launched a share repurchase program which enabled FHN to repurchase its common stock in the open market or in privately negotiated transactions, subject to certain conditions. As of December 31, 2013, this program authorized total purchases of up to $300 million. Since inception through December 31, 2013, FHN has repurchased $262.7 million of common shares under this program. In January 2014, FHN’s board of directors terminated this share repurchase program and approved a new share repurchase program which enables FHN to repurchase its common stock in the open market or in privately negotiated transactions, again subject to certain conditions. This program authorizes total purchases of up to $100 million and expires on January 31, 2016.

FIRST HORIZON NATIONAL CORPORATION	23

The following table provides a reconciliation of Shareholder’s equity from the Consolidated Statements of Condition to Tier 1 and Total Regulatory Capital as well as certain selected capital ratios:

Table 11  –  Regulatory Capital and Ratios

(Dollars in thousands)	2013	2012

Shareholders’ equity	$2,205,320	$2,214,041
Regulatory adjustments:
Goodwill and other intangibles	(133,013)	(128,639)
Net unrealized (gains)/losses on AFS securities	11,228	(55,250)
Minimum pension liability	138,768	201,593
Noncontrolling interest – FTBNA preferred stock	294,816	294,816
Trust preferred	200,000	200,000
Disallowed servicing assets	(4,638)	(7,638)
Disallowed deferred tax assets	(93,399)	(77,714)
Other	(106)	(433)

Tier 1 capital	$2,618,976	$2,640,776
Tier 2 capital	444,655	571,232

Total regulatory capital	$3,063,631	$3,212,008

	2013		2012
	Ratio	Amount	Ratio	Amount

Tier 1
First Horizon National Corporation	13.87%	$2,618,976	13.10%	$2,640,776
First Tennessee Bank National Association (a)	15.99	2,991,866	15.64	3,122,204
Total
First Horizon National Corporation	16.23	3,063,631	15.94	3,212,008
First Tennessee Bank National Association (a)	18.36	3,434,410	18.49	3,691,056
Tier 1 Common (b)
First Horizon National Corporation	10.75	2,028,536	10.65	2,145,960
Other Capital Ratios
Total period-end equity to period-end assets	10.51		9.90
FHN’s Leverage	11.04		10.63
Adjusted tangible common equity to risk weighted assets (b)	10.37		9.93
Tangible common equity to tangible assets (b)	8.24		8.17

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Excluding financial subsidiaries, FTBNA’s Tier 1 and Total Capital ratios were 15.43 percent and 16.84 percent, respectively, at December 31, 2013.

(b)	Refer to the Non-GAAP to GAAP Reconciliation – Table 30.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution’s capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution’s capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6 percent, 10 percent, and 5 percent, respectively. As of December 31, 2013, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions. While the regulatory capital of both FHN and FTBNA declined primarily due to share repurchases and the related portion of the dividend from FTBNA to FHN, respectively, most capital ratios increased in 2013 relative to 2012 primarily due to a decline in risk-weighted assets as a result of lower period-end loans which more than offset the impact of the adoption of the revised Market Risk Capital Rules which required FHN and FTBNA to change the methodology for calculating the risk-weighted assets related to trading assets. The negative impacts to regulatory capital were partially offset in Tier 1 Capital and Total Capital for FHN due to the positive impact of the preferred stock issuance in first quarter 2013. The Total Capital ratio for both FHN and FTBNA were negatively impacted by a

24	FIRST HORIZON NATIONAL CORPORATION

reduction in the amount of Tier 2 qualifying subordinated debt as that debt approaches maturity. Through 2014, capital ratios are expected to remain strong and significantly above current well-capitalized standards. Refer to the discussion of rules that will impact capital ratios for the industry in the Market Uncertainties and Prospective Trends section of MD&A.

Pursuant to board authority, FHN may repurchase shares of its common stock from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory restrictions. FHN’s board has not authorized a preferred stock purchase program. The following tables provide information related to securities repurchased by FHN during fourth quarter 2013:

Table 12  –  Issuer Purchases of Common Stock

Compensation Plan-Related Repurchase Authority:

(Volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs

2013
October 1 to October 31	3	$10.88	3	31,783
November 1 to November 30	9	10.91	9	31,774
December 1 to December 31	-	N/A	-	31,774

Total	12	$10.90	12

N/A – Not applicable
Compensation Plan Programs:

•

A consolidated compensation plan share purchase program was announced on August 6, 2004. This action consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated purchase program, inclusive of a program amendment on April 24, 2006, is 29.6 million shares calculated before adjusting for stock dividends distributed through January 1, 2011. The authorization has been reduced for that portion which relates to compensation plans for which no options remain outstanding. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. On December 31, 2013, the maximum number of shares that may be purchased under the program was 31.8 million shares. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. Management currently does not anticipate purchasing a material number of shares under this authority during 2014.

Other Repurchase Authority:

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share (a)	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value that may yet be purchased under the programs

2013
October 1 to October 31	-	N/A	-	$37,289
November 1 to November 30	-	N/A	-	$37,289
December 1 to December 31	-	N/A	-	$37,289

Total	-	N/A	-

N/A – Not applicable

(a)	Represents total costs including commissions paid.

Other Programs:

•

On October 17, 2011, FHN announced a $100 million share purchase authority that would expire on August 31, 2012. As of December 31, 2013, the share purchase authority had been increased to $300 million and the expiration had been extended to January 31, 2014. As of December 31, 2013, $262.7 million in purchases had been made under this authority at an average price per share of $9.26, $9.24 excluding commissions. Purchases may be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. In January 2014, FHN’s board of directors terminated this share repurchase program and approved a new share repurchase program which enables FHN to repurchase its common stock in the open market or in privately negotiated transactions, again subject to market conditions, accumulation of

FIRST HORIZON NATIONAL CORPORATION	25

excess equity, prudent capital management, and legal and regulatory restrictions. This program authorizes total purchases of up to $100 million and expires on January 31, 2016.

ASSET QUALITY  –  TREND ANALYSIS OF 2013 COMPARED TO 2012

Loan Portfolio Composition

FHN groups its loans into portfolio segments based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may determine the ALLL at a more granular level. Commercial loans are composed of commercial, financial, and industrial (“C&I”) and commercial real estate (“CRE”). Retail loans are composed of consumer real estate; permanent mortgage; and credit card and other. FHN has a concentration of loans secured by residential real estate (39 percent of total loans), the majority of which is in the consumer real estate portfolio (35 percent of total loans). Industry concentrations are discussed under the heading C&I below. Key asset quality metrics for each of these portfolios can be found in Table 15 – Asset Quality by Portfolio.

As economic and real estate conditions develop, enhancements to underwriting and credit policies and guidelines may be necessary or desirable. In 2013, there were no material changes to FHN’s credit underwriting guidelines or significant changes or additions to FHN’s product offerings. Loan policies and guidelines for all portfolios are approved by management risk committees that consist of business line managers and credit administration professionals to ensure that the resulting guidelines address the associated risks and establishes reasonable underwriting criteria that appropriately mitigate risk. Policies and guidelines are reviewed, revised and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review.

On June 7, 2013, FHN acquired substantially all of the assets and liabilities of MNB from the FDIC. The acquisition included approximately $249 million of loans. These loans were initially recorded at fair value which incorporates expected credit losses in accordance with Accounting Standards Codification Topic related to Business Combinations (“ASC 805”) resulting in no carryover of allowance for loan loss from the acquiree. See Note 2 – Acquisitions and Divestitures and Note 4 – Loans for additional information regarding the acquisition.

At acquisition, FHN designated certain loans as purchase credit impaired (“PCI”) loans. PCI loans are loans that have experienced deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured. FHN considered several factors when determining whether a loan met the definition of a PCI loan at the time of acquisition including accrual status, loan grade, delinquency trends, prior charge-offs, as well as both originated versus refreshed credit scores and ratios when available. At year end 2013, the unpaid principal balance and the carrying value of PCI loans were $64.1 million and $46.0 million, respectively. These loans were initially recorded at fair value which was estimated by discounting expected cash flows at acquisition date. The expected cash flows included all contractually expected amounts (including interest) and incorporate an estimate for future expected credit losses, pre-payment assumptions, and yield requirement for a market participant, among other things. To the extent possible, certain PCI loans were aggregated with composite interest rate and cash flows expected to be collected for the pool. Aggregation into loan pools is based on common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics. Generally, FHN pooled loans with smaller balances and common internal loan grades and portfolio types. Subsequent to the initial accounting at acquisition, each PCI pool is accounted for as a single unit.

In fourth quarter 2013 FHN performed the first quarterly re-estimations of expected cash flows for PCI loans from the MNB acquisition. PCI loans are not reported as nonperforming loans due to the accretion of interest income. Additionally, PCI loans that have been pooled and subsequently modified will not be reported as troubled debt restructurings since each pool is the unit of measurement. A majority of the PCI loans is included in the commercial real estate portfolio segment.

26	FIRST HORIZON NATIONAL CORPORATION

The following is a description of each portfolio:

COMMERCIAL LOAN PORTFOLIOS

FHN’s commercial loan approval process grants lending authority based upon job description, experience, and performance. The lending authority is delegated to the business line (Market Managers, Departmental Managers, Regional Presidents, Relationship Managers (“RM”) and Portfolio Managers (“PM”)) and to Credit Risk Managers. While individual limits vary, the predominant amount of approval authority is vested with the Credit Risk Management function. Portfolio concentration limits for the various portfolios are established by executive management and approved by the Executive and Risk Committee of the Board.

FHN may utilize availability of guarantors/sponsors to support lending decisions during the credit underwriting process and when determining the assignment of internal loan grades. Where guarantor contributions are determined to be a source of repayment, an assessment of the guarantee is made. This guarantee assessment would include but not be limited to factors such as type of the guarantee, consideration for the guarantee, key provisions of the guarantee agreement, and ability of the guarantor to be a viable secondary source of repayment. Reliance on the guarantee as a viable secondary source of repayment is a function of an analysis proving capability to pay, factoring in, among other things, liquidity and direct/indirect cash flows. Therefore, a proper evaluation of each guarantor is critical. FHN establishes a guarantor’s ability (financial wherewithal) to support a credit based on an analysis of recent information on the guarantor’s financial condition, generally including income and asset information from sources such as recent tax returns, credit reports, and personal financial statements. In analyzing this information FHN seeks to assess a combination of liquidity, global cash flow, cash burn rate, and contingent liabilities to demonstrate the guarantor’s capacity to sustain support for the credit and fulfill the obligation. FHN also considers the volume and amount of guarantees provided for all global indebtedness and the likelihood of realization. Guarantor financial information is periodically updated throughout the life of the loan. FHN presumes a guarantor’s willingness to perform until financial support becomes necessary or if there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guarantee. In FHN’s risk grading approach, it is deemed that financial support becomes necessary generally at a point when the loan would otherwise be graded substandard, reflecting a well-defined weakness. At that point, provided willingness and capacity to support are appropriately demonstrated, a strong, legally enforceable guarantee can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge-off that might otherwise be deemed appropriate. FHN establishes guarantor willingness to support the credit through documented evidence of previous and ongoing support of the credit. Previous performance under a guarantor’s obligation to pay is not considered if the performance was involuntary.

C&I

The C&I portfolio was $7.9 billion on December 31, 2013, and is comprised of loans used for general business purposes and primarily composed of relationship customers in Tennessee and certain neighboring states that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit. The following table provides the composition of the C&I portfolio by industry as of December 31, 2013 and 2012. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (“NAICS”) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

FIRST HORIZON NATIONAL CORPORATION	27

Table 13  –  C&I Loan Portfolio by Industry

(Dollars in thousands)	December 31, 2013		December 31, 2012
	Amount	Percent	Amount	Percent

Industry:
Finance & insurance	$1,748,746	22%	$1,647,430	19%
Loans to mortgage companies	790,609	10	1,824,347	21
Healthcare	789,088	10	708,907	8
Manufacturing	684,591	9	693,065	8
Wholesale trade	637,371	8	662,571	8
Real estate rental & leasing (a)	514,187	6	383,411	4
Retail trade	492,728	6	502,515	6
Other (transportation, education, arts, entertainment, etc) (b)	2,266,256	29	2,374,710	26

Total C&I loan portfolio	$7,923,576	100%	$8,796,956	100%

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Leasing, rental of real estate, equipment, and goods.

(b)	Industries in this category each comprise less than 6 percent and 4 percent for 2013 and 2012, respectively.

C&I loans are underwritten in accordance with a well-defined credit origination process. This process includes applying minimum underwriting standards as well as separation of origination and credit approval roles on transaction sizes over PM authorities. Underwriting typically includes due diligence of the borrower and the applicable industry of the borrower, analysis of the borrower’s available financial information, identification and analysis of the various sources of repayment and identification of the primary risk attributes. Stress testing the borrower’s financial capacity, adherence to loan documentation requirements, and assigning credit risk grades using internally developed scorecards are also used to help quantify the risk when appropriate. Underwriting parameters also include loan-to-value ratios (“LTVs”) which vary depending on collateral type, use of guaranties, loan agreement requirements, and other recommended terms such as equity requirements, amortization, and maturity. Approval decisions also consider various financial ratios and performance measures of the borrowers, such as cash flow and balance sheet leverage, liquidity, coverage of fixed charges, and working capital. Additionally, approval decisions consider the capital structure of the borrower, sponsorship, and quality/value of collateral. Generally, guideline and policy exceptions are identified and mitigated during the approval process. Pricing of C&I loans is based upon the determined credit risk specific to the individual borrower. These loans typically have variable rates tied to the London Inter-Bank Offered Rate (“LIBOR”) or the prime rate of interest plus or minus the appropriate margin.

FHN’s commercial lending process incorporates the RM and PM for most commercial credits. The PM is responsible for assessing the credit quality of the borrower beginning with the initial underwriting and continuing through the servicing period while the RM is primarily responsible for communications with the customer and maintaining the relationship. Other specialists and the assigned RM/PM are organized into units called deal teams. Deal teams are constructed with specific job attributes that facilitate FHN’s ability to identify, mitigate, document, and manage ongoing risk. Portfolio managers and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers and the construction loan management unit specialize in loan documentation and the management of the construction lending process. FHN strives to identify problem assets early through comprehensive policies and guidelines, targeted portfolio reviews, and an emphasis on frequent grading. For smaller commercial credits, generally $3 million or less, FHN utilizes a centralized underwriting unit in order to more efficiently and consistently originate and grade small business loans.

As of December 31, 2013, finance and insurance, the largest component, represents 22 percent of the C&I portfolio. The balances of loans to mortgage companies were 10 percent of the C&I portfolio and include volumes related to both home purchase and refinance activity. This portfolio class, which generally fluctuates with mortgage rates, includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Generally, lending to mortgage lenders increases when there is a decline in mortgage rates and decreases when rates rise. The healthcare industry balances have grown to 10 percent of the C&I portfolio, as FHN has been

28	FIRST HORIZON NATIONAL CORPORATION

strategically focused on growing several components within the healthcare industry. Significant loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Thirty-two percent of FHN’s C&I portfolio (Finance and Insurance plus Loans to Mortgage Companies) could be affected by items that uniquely impact the financial services industry. Except as discussed under “Finance and Insurance", on December 31, 2013, FHN did not have any other concentrations of C&I loans in any single industry of 10 percent or more of total loans.

Finance and Insurance

The finance and insurance component of the C&I portfolio, which includes bank-related loans and TRUPs (i.e., long term unsecured loans to bank and insurance-related businesses), has been stressed over the last few years but has seen the stronger borrowers stabilize as there have been upgrades and payoffs within the TRUPs and bank stock portfolio. Finance and Insurance also includes approximately $778 million of asset-based lending to consumer financing companies which have accounted for the growth in the finance and insurance component in 2013.

TRUPs lending was originally extended as a form of “bridge” financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking (generally less than $15 billion in total assets) and insurance institutions through FHN’s capital markets business. Origination of TRUPs lending ceased in early 2008. Individual TRUPs are re-graded at least quarterly as part of FHN’s commercial loan review process. Typically, the terms of these loans include a prepayment option after a 5 year initial term (with possible triggers of early activation), have a scheduled 30 year balloon payoff, and include an option to defer interest for up to 20 consecutive quarters. As of December 31, 2013, five TRUPs relationships have elected interest deferral, down from seven at year-end 2012; one TRUP that was on interest deferral was sold in first quarter 2013 while another was repaid in third quarter 2013. The average size of a trust preferred loan is approximately $9 million.

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

As of December 31, 2013, the UPB of trust preferred loans totaled $402.3 million ($246.0 million of bank TRUPs and $156.3 million of insurance TRUPs) with the UPB of other bank-related loans totaling $75.4 million. Inclusive of a remaining lower of cost or market (“LOCOM”) valuation allowance on TRUPs of $29.4 million, total reserves (ALLL plus the LOCOM) for TRUPs and other bank-related loans were $43.5 million or 9 percent of outstanding UPB.

C&I Asset Quality Trends

During 2013, performance of the C&I portfolio continued to improve although at a slower pace than in 2012, with continued positive shifts in the risk rating assignments and lower loss rates as commercial borrowers continue to adapt to the current operating environment and net charge-offs have remained relatively low. As a result, the ALLL declined $9.7 million to $86.4 million as of December 31, 2013, and the allowance as a percentage of period-end loans was flat at 1.09 percent. Allowance to net charge-offs increased to 8.27 percent from 4.87 percent in 2012 due to a decrease in net charge-offs from a year ago. Net charge-offs as a percentage of average loans decreased to .13 percent from .25 percent reflecting the aggregate improvement in this portfolio. Nonperforming C&I loans decreased $42.8 million to $79.8 million on December 31, 2013. The sale and payoff of two TRUP loans that were on interest deferral amounting to $16.1 million (including LOCOM) contributed to this decline. The nonperforming loan (“NPL”) ratio decreased to 1.01 percent in 2013 from 1.39 percent in 2012.

Commercial Real Estate

The CRE portfolio was $1.1 billion on December 31, 2013. The CRE portfolio includes both financings for commercial construction and nonconstruction loans. This portfolio is segregated between income commercial real estate (“CRE”) loans which contain loans, lines, and letters of credit to commercial real estate developers for the

FIRST HORIZON NATIONAL CORPORATION	29

construction and mini-permanent financing of income-producing real estate, and residential CRE loans. The residential CRE portfolio includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes. Subcategories of income CRE consist of apartments (28 percent), retail (19 percent), office (14 percent), industrial (12 percent), hospitality (12 percent), land/land development (6 percent), and other (9 percent).

Income CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed at least annually and revised as necessary based on market conditions. Loans are underwritten based upon project type, size, location, sponsorship, and other market-specific data. Generally, minimum requirements for equity, debt service coverage ratios (“DSCRs”), and level of pre-leasing activity are established based on perceived risk in each subcategory. Loan-to-value (value is defined as the lower of cost or market) limits are set below regulatory prescribed ceilings and generally range between 50 and 80 percent depending on underlying product set. Term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quality and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. Typically, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars. Income properties are required to achieve a DSCR greater than or equal to 120 percent at inception or stabilization of the project based on loan amortization and a minimum underwriting (interest) rate. Some product types require a higher DSCR ranging from 125 percent to 150 percent of the debt service requirement. Variability depends on borrower versus non-borrower tenancy, lease structure, property type, and quality. A proprietary minimum underwriting interest rate is used to calculate compliance with underwriting standards. Generally, specific levels of pre-leasing must be met for construction loans on income properties. A global cash flow analysis is performed at the borrower and guarantor level. The majority of the portfolio is on a floating rate basis tied to appropriate spreads over LIBOR.

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

A substantial portion of the income CRE portfolio was originated through and continues to be managed by the regional bank. The income CRE portfolio showed improvement as property stabilization and strong sponsors have positively affected performance. FHN does not capitalize interest or fund interest on distressed properties. Originations for the residential CRE loans through national construction lending ceased in early 2008 and balances have steadily decreased since that time. Presently active lending in the regional banking footprint is minimal with nearly all new originations limited to tactical advances to facilitate workout strategies with existing clients and selected new transactions with “strategic” clients. FHN considers a “strategic” residential CRE borrower as a homebuilder within the regional banking footprint who remained profitable during the down cycle.

CRE Asset Quality Trends

Performance of CRE loans improved in 2013 as market conditions improved and sponsors and guarantors provided additional financial support to borrowers as needed. Allowance as a percentage of loans decreased to .94 percent in 2013 from 1.71 percent in 2012. Outstanding balances declined 3 percent from 2012 and the level of allowance declined $9.4 million from 2012 to $10.6 million in 2013. The CRE portfolio had $.8 million of net recoveries in 2013 compared to net charge-offs of $15.5 million in 2012. As a result, the net charge-off and ALLL to net charge-off ratios are not meaningful in 2013 and cannot be compared to 2012. The level of nonperforming loans decreased 60 percent to $18.1 million as of December 31, 2013, or to 1.60 percent of total CRE loans. The decline in nonperforming loans is primarily attributable to the regional banking portion of the portfolio. Delinquencies were up from 2012 which was largely related to CRE loans acquired from MNB.

30	FIRST HORIZON NATIONAL CORPORATION

RETAIL LOAN PORTFOLIOS

Regulatory Focus on Consumer Loan Accounting and Reporting

In first quarter 2012, the OCC issued interagency guidance related to ALLL estimation and nonaccrual practices and risk management policies related to junior lien loans. FHN’s residential real estate second lien loans are largely stand-alone as only a small amount of the first liens senior to the second liens are owned or serviced by FHN. Consequently, in 2012 FHN modified its nonaccrual policies to place current second liens on nonaccrual if the first lien is owned or serviced by FHN and that first lien is 90 or more days past due. Also during 2012, FHN enhanced its ALLL methodology to qualitatively estimate probable incurred losses for all current second liens in the home equity portfolio that are behind first liens with performance issues. Beginning in second quarter 2013, FHN began receiving performance data from a third party on first liens that are serviced by others that are senior to the second liens in our loan portfolio. As a result, in second quarter 2013, FHN placed substantially more second liens on nonaccrual if the non FHN-serviced first lien was 90 or more days past due or was a TDR. Nonperforming loans for the year ended December 31, 2013, as a result of fully implementing this regulatory guidance, were approximately $57 million and were largely concentrated in the consumer real estate portfolio.

Additionally, in 2012 the OCC clarified that residential real estate loans in which personal liability has been discharged through Chapter 7 bankruptcy and not reaffirmed by the borrower are collateral dependent and should be reported as nonaccruing TDRs. As a result, FHN charged-down such loans to the net realizable value of the collateral and the remaining balances were reported as nonaccruing TDRs regardless of the loan’s delinquency status. As of December 31, 2013 and 2012, approximately 80 percent of these loans in the portfolio that were reported as nonperforming were current. Incremental provision expense associated with implementing this guidance was approximately $23 million and net charge-offs were approximately $33 million in 2012. Nonperforming loans for the year ended December 31, 2013, includes approximately $36 million related to discharged bankruptcies.

Because of the composition of FHN’s residential real estate portfolios, these changes most significantly impacted the consumer real estate portfolio segment. The level of nonperforming loans and TDRs in the consumer real estate and permanent mortgage portfolios have been affected by these regulatory actions.

Consumer Real Estate

The consumer real estate portfolio was $5.3 billion on December 31, 2013, and is primarily composed of home equity lines and installment loans. Including restricted and secured balances (loans consolidated per amendments to ASC 810 and on-balance sheet securitizations) the largest geographical concentrations of balances as of December 31, 2013, are in Tennessee (55 percent) and California (10 percent) with no other state representing greater than 3 percent of the portfolio. At December 31, 2013, approximately 50 percent of the consumer real estate and restricted and secured balances were in a first lien position. At origination, the weighted average FICO score of this portfolio was 743 while the refreshed weighted average FICO score as of December 31, 2013, was 736. Generally, performance of this portfolio is affected by life events when borrowers have been impacted, the level of unemployment and home prices.

HELOCs comprise $2.8 billion of the consumer real estate portfolio. FHN’s HELOCs typically have a 5 or 10 year draw period followed by a 15 or 10 year repayment period, respectively. During the draw period, a borrower is able to draw on the line and is only required to make interest payments. The line is automatically frozen if a borrower becomes 45 days or more past due on payments. Once the draw period has concluded, the line is closed and the borrower is required to make both principal and interest payments monthly until the loan matures. The principal payment is fully amortizing, but payment amounts will adjust when variable rates reset to reflect changes in the prime rate.

As of December 31, 2013, approximately 75 percent of FHN’s HELOCs are in the draw period. Based on when draw periods are scheduled to end, it is expected that $1.5 billion, or 71 percent of HELOCs currently in the draw period will have entered the repayment period during the next 60 months. Delinquencies and charge-off rates for HELOCs that have entered the repayment period are initially higher than HELOCs still in the draw period because of the increased minimum payment requirement; however, after some seasoning, loans in the repayment period

FIRST HORIZON NATIONAL CORPORATION	31

tend to perform like the remainder of the portfolio. The following table shows the HELOCs currently in the draw period and expected timing of conversion to the repayment period.

Table 14  –  HELOC Draw To Repayment Schedule

(Dollars in thousands)	December 31, 2013		December 31, 2012
	Repayment Amount	Percent	Repayment Amount	Percent

Months remaining in draw period:
0-12	$258,889	12%	$216,275	8%
13-24	422,729	20%	324,616	13%
25-36	303,030	14%	454,193	18%
37-48	346,977	16%	333,979	13%
49-60	200,680	9%	427,383	17%
>60	632,486	29%	778,767	31%

Total	$2,164,791	100%	$2,535,213	100%

Underwriting

To obtain a consumer real estate loan, the loan applicant(s) in most cases must first meet a minimum qualifying FICO score. Applicants must also have the financial capacity (or available income) to service the debt by not exceeding a calculated Debt-to-Income (“DTI”) ratio. The amount of the loan is limited to a percentage of the lesser of the current value or sales price of the collateral. For the majority of loans in this portfolio, underwriting decisions are made through a centralized loan underwriting center. Minimum FICO score requirements are established by management for both loans secured by real estate as well as non-real estate loans. Management also establishes maximum loan amounts, loan-to-value ratios, and DTI ratios for each consumer real estate product. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit Risk Management.

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

HELOC Portfolio Risk Management

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

32	FIRST HORIZON NATIONAL CORPORATION

Consumer Real Estate Asset Quality Trends

Overall, performance of the consumer real estate portfolio improved in 2013 when compared with 2012 as the higher-risk non-strategic portfolio runs off and is replaced by new, higher-quality originations within the regional bank. However the implementation of regulatory changes in 2012 and continuing into 2013 offset some of the improvement in certain asset quality metrics. The ALLL decreased $2.2 million to $126.8 million in 2013 as decreases in allowance within the non-strategic segment more than offset increased reserves within the regional bank. The allowance as a percentage of loans increased 11 basis points to 2.38 percent of loans as of December 31, 2013, which was largely driven by a 20 percent decline in consumer real estate loans within the non-strategic segment. The balance of nonperforming loans was $117.6 million and $64.4 million as of December 31, 2013 and 2012, respectively. As of December 31, 2013, NPLs include approximately $57 million of stand-alone second liens that are on nonaccrual because the first lien is 90 or more days past due or is a TDR. A majority of the second lien NPLs were placed on nonaccrual in second quarter 2013. Loans delinquent 30 or more days and still accruing improved to 1.13 percent of the consumer real estate portfolio in 2013 compared to 1.36 percent in 2012 primarily due to runoff of the non-strategic segment and new originations within the bank to stronger borrowers, loss mitigation activities and improved overall performance. The net charge-offs ratio decreased 128 basis points to .95 percent of average loans. While a majority of the decline from 2012 related to the implementation of regulatory guidance for discharged bankruptcies in 2012, there was also improved borrower performance as well as stronger underlying collateral values.

Permanent Mortgage

The permanent mortgage portfolio was $.7 billion on December 31, 2013. This portfolio is primarily composed of jumbo mortgages and one-time-close (“OTC”) completed construction loans that were originated through legacy businesses. Approximately 25 percent of loan balances are in California, but the remainder of the portfolio is somewhat geographically diverse. In first quarter 2013 and third quarter 2012, FHN exercised cleanup calls related to first lien securitizations resulting in the addition of mortgage loans to this portfolio, substantially all of which were performing upon exercise. Natural run-off combined with the impact of the exercise of cleanup calls resulted in a net decrease in portfolio balances of $103.3 million from 2012.

The ALLL decreased $2.4 million to $22.5 million as of December 31, 2013. TDR reserves comprise a significant majority of the ALLL for the permanent mortgage portfolio. Accruing delinquencies increased by $1.9 million to $19.3 million. NPLs increased by $5.4 million to $38.2 million in 2013 from 2012, partly due to loans acquired through exercise of cleanup calls in third quarter 2012 and first quarter 2013 that were delinquent and migrated to NPL status in 2013. Net charge-offs decreased $3.1 million to $7.5 million during 2013.

Credit Card and Other

The credit card and other portfolios were $.3 billion on December 31, 2013, and primarily include credit card receivables, automobile loans, and to a lesser extent OTC construction loans and other consumer-related credits. In 2013, FHN charged-off $8.7 million of credit card and other consumer loans compared with $9.4 million during 2012. The allowance increased to $7.5 million as of December 31, 2013 from $6.9 million in 2012. Loans 30 days or more delinquent decreased from 1.45 percent in 2012 to 1.35 percent in 2013.

FIRST HORIZON NATIONAL CORPORATION	33

The following table provides additional asset quality data by loan portfolio:

Table 15  –  Asset Quality by Portfolio

	December 31
	2013		2012		2011

Key Portfolio Details

C&I
Period-end loans ($ millions)	$7,924		$8,797		$8,015

30+ Delinq. % (a)	0.13%		0.22%		0.15%
NPL %	1.01		1.39		2.02
Charge-offs %	0.13		0.25		0.84

Allowance / loans %	1.09%		1.09%		1.63%
Allowance / charge-offs	8.27	x	4.87	x	2.17	x

Commercial Real Estate
Period-end loans ($ millions)	$1,133		$1,168		$1,378

30+ Delinq. % (a)	0.90%		0.39%		0.76%
NPL %	1.60		3.90		8.34
Charge-offs %	NM		1.19		1.96

Allowance / loans %	0.94%		1.71%		4.03%
Allowance / charge-offs	NM		1.29	x	1.85	x

Consumer Real Estate
Period-end loans ($ millions) (b)	$5,333		$5,689		$5,892

30+ Delinq. % (a)	1.13%		1.36%		1.84%
NPL % (c)	2.20		1.13		0.66
Charge-offs %	0.95		2.23		2.46

Allowance / loans %	2.38%		2.27%		2.80%
Allowance / charge-offs	2.42	x	0.99	x	1.11	x

Permanent Mortgage
Period-end loans ($ millions) (d)	$662		$766		$828

30+ Delinq. % (a)	2.92%		2.28%		3.36%
NPL %	5.76		4.27		4.35
Charge-offs % (e)	1.00		1.33		6.89

Allowance / loans %	3.40%		3.26%		3.16%
Allowance / charge-offs	3.01	x	2.36	x	0.38	x

Credit Card and Other
Period-end loans ($ millions)	$337		$289		$284

30+ Delinq. % (a)	1.35%		1.45%		1.33%
NPL %	0.42		0.59		0.75
Charge-offs %	2.78		3.36		5.23

Allowance / loans %	2.22%		2.39%		2.49%
Allowance / charge-offs	0.86	x	0.73	x	0.46	x

Certain previously reported amounts have been reclassified to agree with current presentation.

Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

(b)	2013, 2012, and 2011, include $333.8 million, $402.4 million, and $600.2 million of restricted and secured real estate loans, respectively.

(c)

2013 NPL levels affected by the impact of placing second liens on nonaccrual based on third party data obtained on the performance status of non-FHN serviced first liens beginning in second quarter 2013. 2012 NPL levels affected by placing discharged bankruptcies and current second liens behind FHN-serviced first liens with performance issues on nonaccrual relative to 2011.

(d)	2013, 2012, and 2011, include $11.2 million, $13.2 million, and $40.6 million of restricted and secured real estate loans, respectively.

(e)	2011 includes $40.2 million of NCO recognized due to sale of nonperforming mortgages.

34	FIRST HORIZON NATIONAL CORPORATION

Allowance for Loan Losses

Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. See Note – 1 Summary of Significant Accounting Policies for detailed discussion regarding FHN’s policy for determining the ALLL. The total allowance for loan losses decreased 8 percent to $253.8 million on December 31, 2013, from $277.0 million on December 31, 2012. The allowance attributable to individually impaired loans was $77.3 million compared to $75.2 million on December 31, 2013 and 2012, respectively. FHN also had an immaterial reserve associated with PCI loans as of the end of 2013. Continued aggregate improvement in borrowers’ financial conditions in 2013 and proactive management of problem credits contributed to the decline in the ALLL from a year ago. The overall portfolio composition has changed with about a $660 million decline in the non-strategic balances from 2012. As loans with higher levels of probable incurred loss content have been removed from the portfolio, the allowance estimate results in lower required reserves. As commercial problem loan borrowers continue to adapt to the operating environment, FHN has been proactively identifying and working with problem borrowers. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to 1.65 percent on December 31, 2013, from 1.66 percent on December 31, 2012.

The provision for loan losses is the charge to earnings necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. The provision for loan losses decreased 29 percent to $55.0 million in 2013 from $78.0 million in 2012. Approximately $23 million of the 2012 provision was associated with implementation of regulatory guidance related to discharged bankruptcies.

FHN expects asset quality trends to be relatively stable in 2014; that expectation depends upon a continued economic recovery, among other things, which may or may not occur. The C&I portfolio is expected to continue to show positive trends but the rate of improvement will likely continue to be slow and short- term variability (both positive and negative) is possible. The CRE portfolio should be relatively stable as FHN has observed property values stabilizing and guarantors have demonstrated willingness and improved capacity to support borrowers. The remaining non-strategic consumer real estate and permanent mortgage portfolios should continue to wind down and will have less of an impact on the consolidated credit metrics in the future in comparison to prior periods. Continued improvement in performance of the consumer real estate portfolio assumes an ongoing economic recovery as consumer delinquency and loss rates are highly correlated with unemployment trends and strength of the housing market.

Consolidated Net Charge-offs

Net charge-offs were $78.2 million in 2013 compared with $185.4 million in 2012 as all portfolios had declines in net charge-offs. The ALLL was 3.25 times net charge-offs for 2013 compared with 1.49 times net charge-offs for 2012 and the net charge-offs to average loans ratio decreased from 1.14 percent in 2012 to 0.50 percent in 2013 due to a 58 percent decline in net charge-offs.

Commercial loan net charge-offs were $9.7 million in 2013 compared to $35.2 million due to both lower charge-offs and higher recoveries.

The retail portfolios contributed to an $81.7 million decline in consolidated net charge-offs. Net charge-offs of consumer real estate loans declined $77.9 million to $52.3 million in 2013, with the majority attributable to the non-strategic segment. The decline was due in part to improvement in the portfolio but also because 2012 included approximately $33 million of charge-offs associated with discharged bankruptcies. Permanent mortgage net charge-offs declined $3.1 million and credit card and other net charge-offs decreased $.7 million from a year ago.

FIRST HORIZON NATIONAL CORPORATION	35

The following table provides consolidated asset quality information for the years 2009 through 2013:

Table 16  –  Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	2013		2012		2011		2010		2009

Allowance for loan losses:
Beginning balance	$276,963		$384,351		$664,799		$896,914		$849,210
Adjustment due to amendments of ASC 810	-		-		-		24,578		-
Provision for loan losses	55,000		78,000		44,000		270,000		880,000
Charge-offs:
Commercial, financial, and industrial	22,936		30,887		76,728		97,272		129,283
Commercial real estate	3,502		19,977		41,147		127,323		277,461
Consumer real estate (a)	73,642		147,918		164,922		233,269		224,853
Permanent mortgage (a)	9,934		13,604		75,218		71,113		63,004
OTC	-		452		5,236		30,609		161,730
Credit card and other	11,404		12,172		14,017		16,955		20,630

Total charge-offs	121,418		225,010		377,268		576,541		876,961

Recoveries:
Commercial, financial, and industrial	12,487		11,151		16,562		11,630		7,594
Commercial real estate	4,275		4,475		11,047		13,030		10,790
Consumer real estate (a)	21,360		17,770		16,019		16,300		16,244
Permanent mortgage	2,473		3,024		5,375		1,658		797
OTC	127		295		327		4,162		6,529
Credit card and other	2,542		2,907		3,490		3,068		2,711

Total recoveries	43,264		39,622		52,820		49,848		44,665

Net charge-offs	78,154		185,388		324,448		526,693		832,296

Ending balance	$253,809		$276,963		$384,351		$664,799		$896,914

Reserve for unfunded commitments	$3,017		$4,145		$6,945		$14,253		$19,685
Total of allowance for loan losses and
reserve for unfunded commitments	256,826		281,108		391,296		679,052		916,599

Loans and commitments:
Total period end loans, net of unearned	$15,389,074		$16,708,582		$16,397,127		$16,782,572		$18,123,884
Insured retail residential and construction loans (b)	18,147		40,672		99,024		174,621		365,602

Loans excluding insured loans	$15,370,927		$16,667,910		$16,298,103		$16,607,951		$17,758,282

Remaining unfunded commitments	$8,836,656		$7,993,218		$7,435,228		$7,903,537		$8,370,960

Average loans, net of unearned	$15,726,374		$16,205,403		$16,056,818		$17,131,798		$19,579,267

Reserve Rates
Total commercial loans
Allowance/loans %	1.07%		1.17%		1.98%		4.38%		5.04%
Period End Loans % of Total	59		60		57		54		53
Consumer real estate (a)
Allowance/loans %	2.38		2.27		2.80		3.04		3.10
Period End Loans % of Total	35		34		36		38		38
Permanent mortgage (a)
Allowance/loans %	3.40		3.26		3.16		5.69		11.41
Period End Loans % of Total	4		4		5		6		6
OTC (Consumer Residential Construction Loans)
Allowance/loans %	*		*		9.24		22.80		26.85
Period End Loans % of Total	*		*		*		*		1
Credit card and other
Allowance/loans %	2.23		2.40		2.44		2.90		4.45
Period End Loans % of Total	2		2		2		2		2
Allowance and net charge-off ratios
Allowance to total loans	1.65		1.66		2.34		3.96		4.95
Allowance to total loans excluding insured loans	1.65		1.66		2.36		4.00		5.05
Net charge-offs to average loans	0.50		1.14		2.02		3.07		4.25
Allowance to net charge-offs	3.25	x	1.49	x	1.18	x	1.26	x	1.08	x

* Amount is less than one percent.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	2013, 2012, 2011, and 2010 include restricted real estate loans.

(b)	Whole-loans insurance has been obtained on certain retail residential and construction loans.

36	FIRST HORIZON NATIONAL CORPORATION

Nonperforming Assets

Nonperforming loans are loans placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive payments but there are atypical loan structures or other borrower-specific issues. Included in nonaccruals are loans in which FHN continues to receive payments including residential real estate loans where the borrower has been discharged of personal obligation through bankruptcy and second liens behind first liens that are 90 or more days past due or are TDRs. These, along with foreclosed real estate, excluding foreclosed real estate from government insured mortgages, represent nonperforming assets (“NPAs”). See Note 1 – Summary of Significant Accounting Policies for additional detail regarding FHN’s policies for nonaccrual loans.

Total nonperforming assets (including NPLs HFS) increased to $435.0 million on December 31, 2013, from $419.4 million on December 31, 2012. Nonperforming assets (excluding NPLs HFS) decreased to $300.8 million on December 31, 2013, from $308.8 million on December 31, 2012. The nonperforming assets ratio (nonperforming assets excluding NPLs HFS to total period-end loans plus foreclosed real estate and other assets) increased to 1.95 percent in 2013 from 1.84 percent in 2012 due to an 8 percent decline in total loans in 2013. Portfolio nonperforming loans declined $12.0 million to $255.0 million on December 31, 2013, largely driven by improvement in the commercial portfolios that was partially offset by the increase in the consumer portfolio related to the impact of continued implementation of regulatory guidance related to junior lien loans.

Nonperforming C&I loans decreased to $79.8 million in 2013 from $122.6 million in 2012. Commercial real estate NPLs decreased $27.5 million to $18.1 million in 2013. Consumer nonperforming loans increased to $157.2 million from $98.9 million in 2012, with $53.2 million of the increase related to the consumer real estate portfolio. The increase in nonperforming loans within the consumer portfolio was the result of placing second liens on nonaccrual based on third party data obtained on the performance status of non-FHN serviced first liens starting in second quarter 2013. Nonperforming loans classified as HFS increased $23.6 million to $134.2 million before negative fair value adjustments of $73.1 million on December 31, 2013. Loans in HFS are recorded at elected fair value or lower of cost or market and do not carry reserves. The increase in nonperforming loans HFS are due to higher GSE loan repurchase activity - a majority of which are severely delinquent at the time of repurchase.

The ratio of ALLL to NPLs in the loan portfolio decreased to 1.00 times in 2013 compared to 1.04 times in 2012 driven by lower allowance. Certain nonperforming loans in both the commercial and consumer portfolios are deemed collateral-dependent and are charged down to an estimate of collateral value less costs to sell. Because loss content has been recognized through a partial charge-off, typically, reserves are not recorded. Additionally, a majority of FHN’s loans in held-for-sale are accounted for under the fair value option. As a result, nonperforming HFS loans have a negative fair value adjustment that has already been recognized by FHN through the income statement.

FIRST HORIZON NATIONAL CORPORATION	37

The following table provides nonperforming loans both before and after partial charge-offs, LOCOM, and negative fair value adjustments previously taken.

Table 17  –  Nonperforming Loans

(Dollars in thousands)	2013	2012

Held-to-maturity:
Gross nonperforming loans	$335,461	$363,216
Less: Partial charge-offs	(77,189)	(90,275)
Less: LOCOM	(3,246)	(5,907)

Net nonperforming loans	$255,026	$267,034

Held-for-sale:
Gross nonperforming loans	$136,079	$113,489
Less: LOCOM	(1,870)	(2,921)

Net nonperforming loans	$134,209	$110,568

Total net nonperforming loans	$389,235	$377,602
Less: Fair value adjustment on held-for-sale loans	(73,070)	(59,183)

Net nonperforming loans after fair value adjustments	$316,165	$318,419

Generally, when a loan is placed on nonaccrual status, FHN applies the entire amount of any subsequent payments (including interest) to the outstanding principal balance. Consequently, a substantial portion of the interest received related to nonaccrual loans has been applied to principal. Under the original terms of the loans, interest income would have been approximately $14 million, $14 million, and $17 million for nonaccrual and impaired loans during 2013, 2012, and 2011, respectively.

The balance of foreclosed real estate, exclusive of inventory from government insured mortgages, increased to $45.8 million as of December 31, 2013, from $41.8 million as of December 31, 2012. Table 18 provides an activity rollforward of foreclosed real estate balances for December 31, 2013 and 2012. The inflows of assets into foreclosure status in 2013 were the result of the MNB foreclosed assets that were acquired during second quarter 2013. Excluding foreclosed assets acquired from MNB, both inflows of other assets into foreclosure and the amount disposed declined in 2013 when compared with 2012. The decline is primarily due to FHN’s continued efforts to avoid foreclosures by restructuring loans and working with borrowers. Also contributing to this decline is industry response to scrutiny from regulators of the foreclosure practices of financial institutions and mortgage companies and delays in court proceedings in many states. Negative adjustments to the fair value of foreclosed assets decreased $4.4 million between the periods to $5.0 million in 2013. See the discussion of Foreclosure Practices in the Market Uncertainties and Prospective Trends section of MD&A for information regarding the impact on FHN.

Table 18  –  Rollforward of Foreclosed Real Estate

(Dollars in thousands)	2013	2012

Balance on January 1 (a)	$41,767	$68,884
Valuation adjustments	(4,987)	(9,422)
New foreclosed property	23,340	33,558
Acquired foreclosed property	22,364	-
Capitalized expenses	23	659
Disposals:
Single transactions	(34,544)	(47,571)
Bulk sales	(2,210)	(4,341)

Balance on December 31 (a)	$45,753	$41,767

(a)	Excludes foreclosed real estate related to government insured mortgages.

38	FIRST HORIZON NATIONAL CORPORATION

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio that are 90 days or more past due decreased to $32.3 million on December 31, 2013, from $42.3 million on December 31, 2012. Loans 30 to 89 days past due decreased $10.6 million to $70.3 million on December 31, 2013. The decrease of past due loan balances are mainly due to loss mitigation activities and overall improvement in performance of the consumer real estate and C&I portfolios.

Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower’s ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the OCC for loans classified substandard. Potential problem assets in the loan portfolio, which includes loans past due 90 days or more and still accruing, were $343.4 million on December 31, 2013, and $496.3 million on December 31, 2012. The current expectation of losses from potential problem assets has been included in management’s analysis for assessing the adequacy of the allowance for loan losses.

Table 19  –  Nonperforming Assets and Delinquencies on December 31

(Dollars in thousands)	2013		2012		2011		2010		2009

Total nonperforming loans (a)	$389,235		$377,602		$452,276		$725,966		$937,684
Total foreclosed real estate & other assets (b)	45,753		41,767		68,885		110,536		113,709

Total nonperforming assets	434,988		419,369		521,161		836,502		1,051,393
Total loans, net of unearned income	15,389,074		16,708,582		16,397,127		16,782,572		18,123,884
Foreclosed real estate from GNMA loans	25,809		18,923		16,360		14,865		11,481
Potential problem assets (c)	343,359		496,308		729,421		1,144,185		1,382,698
Loans 30 to 89 days past due	70,298		80,893		110,813		173,233		291,022
Loans 30 to 89 days past due – guaranteed portion (d)	187		47		67		3,801		76
Loans 90 days past due	32,264		42,250		51,776		79,244		137,823
Loans 90 days past due – guaranteed portion (d)	142		155		159		264		239
Loans held for sale 30 to 89 days past due	19,544		21,437		9,817		17,291		35,047
Loans held for sale 30 to 89 days past due – guaranteed portion (d)	12,294		14,665		7,418		6,980		35,047
Loans held for sale 90 days past due	45,112		43,767		54,649		49,409		44,520
Loans held for sale 90 days past due – guaranteed portion (d)	39,688		36,478		42,090		39,620		40,013

Ratios:
Allowance to nonperforming loans in the loan portfolio	1.00	x	1.04	x	1.09	x	1.03	x	1.00x
NPL % (e)	1.66%		1.60%		2.16%		3.85%		4.96%
NPA % (f)	1.95%		1.84%		2.57%		4.48%		5.56%

(a)	2013, 2012, 2011, 2010 and 2009 include $134.2 million, $110.6 million, $98.2 million, $79.1 million and $38.3 million, respectively, of loans held for sale.

(b)	Excludes foreclosed real estate from government-insured mortgages.

(c)	Includes past due loans.

(d)	Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.

(e)	Nonperforming loans in the loan portfolio to total period end loans.

(f)	Nonperforming assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

Troubled Debt Restructuring and Loan Modifications

As part of FHN’s ongoing risk management practices, FHN attempts to work with borrowers when appropriate to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. In a situation where an economic concession has been granted to a borrower that is experiencing financial difficulty, FHN identifies and reports that loan as a Troubled Debt Restructuring (“TDR”). FHN considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. As such, qualification criteria and payment terms consider the borrower’s

FIRST HORIZON NATIONAL CORPORATION	39

current and prospective ability to comply with the modified terms of the loan. Additionally, FHN structures loan modifications to amortize the debt within a reasonable period of time. See Note 4 – Loans for further discussion regarding TDRs.

Commercial Loan Modifications

As part of FHN’s credit risk management governance processes, the Loan Rehab and Recovery Department (“LRRD”) is responsible for managing most commercial relationships with borrowers whose financial condition has deteriorated to such an extent that the credits are being considered for impairment, classified as substandard or worse, placed on nonaccrual status, foreclosed or in process of foreclosure, or in active or contemplated litigation. LRRD has the authority and responsibility to enter into workout and/or rehabilitation agreements with troubled commercial borrowers in order to mitigate and/or minimize the amount of credit losses recognized from these problem assets. The range of commercial workout strategies utilized by LRRD to mitigate the likelihood of loan losses is commensurate with the degree of commercial credit quality deterioration. While every circumstance is different, LRRD will generally use forbearance agreements (generally 6-12 months) as an element of commercial loan workouts, which include reduced interest rates, reduced payments, release of guarantor in exchange for payment, or entering into short sale agreements. Senior credit management tracks classified loans and performs periodic reviews of such assets to understand FHN’s interest in the borrower, the most recent financial results of the borrower, and the associated loss mitigation approaches and/or exit plans that have been developed for those relationships. After initial identification, relationship managers prepare regular updates for review and discussion by more senior business line and credit officers.

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

Consumer Loan Modifications

Although FHN does not currently participate in any of the loan modification programs sponsored by the U.S. government, FHN does modify consumer loans using the parameters of Home Affordable Modification Program (“HAMP”). Generally, a majority of loans modified under any such proprietary programs are classified as TDRs. In 2012, the OCC clarified that the discharge of personal liability through bankruptcy proceedings should be considered a concession as bankruptcy evidences financial difficulty. As a result, FHN classified all non-reaffirmed residential real estate loans discharged through Chapter 7 bankruptcy as nonaccruing TDRs beginning in third quarter 2012.

Within the HELOC and R/E installment loan classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. Permanent mortgage TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 2 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. After 5 years the interest rate steps up 1 percent every year thereafter until it reaches the Freddie Mac Weekly Survey Rate cap. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

40	FIRST HORIZON NATIONAL CORPORATION

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

On December 31, 2013 and 2012, FHN had $352.3 million and $358.0 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $64.6 million and $58.9 million, or 18 percent and 16 percent of TDR balances, as of December 31, 2013 and 2012, respectively. Additionally, FHN had restructured $193.9 million and $178.2 million in UPB of loans HFS as of December 31, 2013 and 2012, respectively. The consumer real estate portfolio, permanent mortgage portfolio and HFS TDRs increased by $26.6 million which more than offset the decrease in the commercial portfolio TDRs of $16.4 million from a year ago.

The following table provides a summary of TDRs for the periods ended December 31, 2013 and 2012:

Table 20  –  Troubled Debt Restructurings

(Dollars in thousands)	As of December 31, 2013		As of December 31, 2012
	Number	Amount	Number	Amount

Held to maturity:
Permanent mortgage:
Current	174	$89,930	171	$91,230
Delinquent	12	7,890	9	6,271
Non-accrual (a)	131	23,638	124	23,423

Total permanent mortgage	317	121,458	304	120,924

Consumer real estate:
Current	1,159	120,805	1,020	113,164
Delinquent	44	3,958	50	4,749
Non-accrual (b)	1,222	45,659	1,085	42,087

Total consumer real estate	2,425	170,422	2,155	160,000

Credit card and other:
Current	229	518	328	759
Delinquent	16	27	22	59
Non-accrual	-	-	-	-

Total credit card and other	245	545	350	818

Commercial loans:
Current	28	23,676	33	27,569
Delinquent	1	90	1	83
Non-accrual	47	36,112	65	48,628

Total commercial loans	76	59,878	99	76,280

Total held to maturity	3,063	352,303	2,908	358,022
Held-for-sale: (c)
Current	482	105,270	462	103,157
Delinquent	200	35,637	161	33,185
Non-accrual (d)	214	52,985	167	41,902

Total held-for-sale	896	193,892	790	178,244

Total troubled debt restructurings	3,959	$546,195	3,698	$536,266

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Balances as of December 31, 2013 and 2012 include $8.5 million and $9.2 million, respectively, of discharged bankruptcies.

(b)	Balances as of December 31, 2013 and 2012 include $27.8 million and $30.7 million, respectively, of discharged bankruptcies.

(c)	Loans HFS are reported above at UPB and are accounted for at elected fair value and do not reflect negative fair value adjustments.

(d)	Balances as of December 31, 2013 and 2012 include $27.3 million and $18.7 million, respectively, of discharged bankruptcies.

FIRST HORIZON NATIONAL CORPORATION	41

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

42	FIRST HORIZON NATIONAL CORPORATION

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

MARKET RISK MANAGEMENT

FHN is exposed to market risk related to the trading securities inventory maintained by its Capital Markets division in connection with its fixed income distribution activities. Market risk is the risk of loss in the value of the fixed income trading securities inventory due to changes in market prices. Various types of securities inventory positions are procured for distribution to customers by the sales staff. When these securities settle on a delayed basis, they are considered forward contracts. Refer to the “Determination of Fair Value – Trading securities and trading liabilities” section of Note 22 – Fair Value of Assets & Liabilities beginning on page 168 of this report, which section is incorporated into MD&A by this reference.

FHN’s market risk appetite is approved by the Executive and Risk Committee of the Board of directors and executed through management policies and procedures of the Asset Liability Committee, (“ALCO”) and the FTN Financial Risk Committee. These policies contain various market risk limits including, for example, overall balance sheet size limits for Capital Markets, VaR limits for the trading securities inventory, and individual position limits and sector limits for products with credit risk, among others. Risk measures are computed and reviewed on a daily basis to ensure compliance with market risk management policies.

VaR and Stress Testing

VaR is a statistical risk measure to estimate the potential loss in value from adverse market movements over an assumed fixed holding period within a stated confidence level. FHN employs a model to compute daily VaR measures for its trading securities inventory. FHN computes VaR using historical simulation with a 1-year lookback period at a 99 percent confidence level and 1-day and 10-day time horizons. Additionally, FHN computes a Stressed VaR (“SVaR”) measure. The SVaR computation uses the same model but with model inputs reflecting historical data from a continuous 12-month period that reflects a period of significant financial stress appropriate for our trading securities portfolio.

A summary of FHN’s VaR and SVaR measures for 1-day and 10-day time horizons is as follows:

Table 21  –  VaR and SVaR Measures

(Dollars in thousands)	Year ended December 31, 2013			As of December 31, 2013
	Mean	High	Low

1-day
VaR	$1,408	$3,145	$597	$1,108
SVaR	4,249	9,991	1,411	2,243
10-day
VaR	4,501	10,297	1,519	4,125
SVaR	12,111	25,423	3,921	6,526

FHN’s overall VaR measure includes both interest rate risk and credit spread risk. Separate measures of these component risks are as follows:

FIRST HORIZON NATIONAL CORPORATION	43

Table 22  –  Schedule of Risks Included in VaR

(Dollars in Thousands)	As of December 31, 2013
	1-day	10-day

Interest rate risk	$972	$2,936
Credit spread risk	481	1,267

The potential risk of loss reflected by FHN’s VaR measures assumes the trading securities inventory is static. Because FHN’s Capital Markets division procures fixed income securities for purposes of distribution to customers, its trading securities inventory turns over multiple times daily, on average. Additionally, Capital Markets’ traders actively manage the trading securities inventory continuously throughout each trading day. Accordingly, FHN’s trading securities inventory is highly dynamic, rather than static. As a result, it would be rare for Capital Markets to incur a negative revenue day in its fixed income activities of the level indicated by its VaR measurements.

In addition to being used in FHN’s daily market risk management process, the VaR and SVaR measures are also used by FHN in computing its regulatory market risk capital requirements in accordance with the Market Risk Capital rules. For additional information regarding FHN’s capital adequacy refer to the “Capital” section of this MD&A.

FHN also performs stress tests on its trading securities portfolio to calculate the potential loss under various assumed market scenarios. A description of the stress tests is as follows:

Down 25 bps – assumes an instantaneous downward move in interest rates of 25 basis points at all points on the interest rate yield curve.

Up 25 bps – assumes an instantaneous upward move in interest rates of 25 basis points at all points on the interest rate yield curve.

Curve flattening – assumes an instantaneous flattening of the interest rate yield curve through an increase in short-term rates and a decrease in long-term rates. The 2-year point on the Treasury yield curve is assumed to increase 15 basis points and the 10-year point on the Treasury yield curve is assumed to decrease 15 basis points. Shifts in other points on the yield curve are predicted based on their correlation to the 2-year and 10-year points.

Curve steepening – assumes an instantaneous steepening of the interest rate yield curve through a decrease in short-term rates and an increase in long-term rates. The 2-year point on the Treasury yield curve is assumed to decrease 15 basis points and the 10-year point on the Treasury yield curve is assumed to increase 15 basis points. Shifts in other points on the yield curve are predicted based on their correlation to the 2-year and 10-year points.

Credit spread widening – assumes an instantaneous increase in credit spreads (the difference between yields on Treasury securities and non-Treasury securities) of 25 basis points.

Model Validation

Trading risk management personnel within Capital Markets have primary responsibility for model risk management with respect to the model used by FHN to compute its VaR measures and perform stress testing. Among other procedures, these personnel monitor model results and perform periodic backtesting as part of an ongoing process of validating the accuracy of the model. These model risk management activities are subject to annual review by FHN’s Model Validation Group, an independent assurance group charged with oversight responsibility for FHN’s model risk management.

CAPITAL MANAGEMENT AND ADEQUACY

The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital

44	FIRST HORIZON NATIONAL CORPORATION

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

Management, measurement, and reporting of operational risk are overseen by the Operational Risk, Fiduciary, Financial Governance, FTN Financial Risk, and Investment Rationalization Board Committees. Key representatives from the business segments, operating units, and supporting units are represented on these committees as appropriate. These governance committees manage the individual operational risk types across the company by setting standards, monitoring activity, initiating actions, and reporting exposures and results. Key Committee activities and decisions are reported to the appropriate governance committee or included in the Enterprise Risk Report. Emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

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

FIRST HORIZON NATIONAL CORPORATION	45

by maintaining policies, overseeing credit approval, assessing new credit products, strategies and processes, and managing portfolio composition and performance.

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

All of the above activities are subject to independent review by FHN’s Credit Risk Assurance (“CRA”) Group. CRA reports to the Chief Audit Executive, who is appointed by and reports to the Audit Committee of the Board. CRA is charged with providing the Board and executive management with independent, objective, and timely assessments of FHN’s portfolio quality, credit policies, and credit risk management processes.

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

Net Interest Income Simulation Analysis

The information provided in this section, including the discussion regarding the outcomes of simulation analysis and rate shock analysis, is forward-looking. Actual results, if the assumed scenarios were to occur, could differ because of interest rate movements, the ability of management to execute its business plans, and other factors, including those presented in the Forward-Looking Statements section of this MD&A.

Management uses interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN’s interest rate risk, liquidity, and capital guidelines. FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures exclusive of the potential impact on fee income. This risk management simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any risk management technique creating simulated outcomes for a range of given scenarios, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates, and on- and off-balance sheet hedging strategies. Management believes the assumptions used and scenarios selected in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation, of exposure to any given changes in interest rates.

The simulation models used to analyze net interest income create various at-risk scenarios looking at assumed increases and/or decreases in interest rates from instantaneous and staggered movements over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to simulate net interest income exposure. Management reviews these different scenarios to determine alternative

46	FIRST HORIZON NATIONAL CORPORATION

strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of 3 percent or more from a base net interest income are presented to the Board quarterly. At December 31, 2013, the interest rate environment remained at a low level. Under these market conditions, traditional scenarios estimating the impact of declining rates are not meaningful. Accordingly, declining rate shock scenarios (including minus 25 basis points and minus 200 basis points) that had been modeled in prior periods were not performed.

The remaining scenarios performed attempt to capture risk to net interest income from rising rates and changes in the shape of the yield curve. Based on the rate sensitivity position on December 31, 2013, net interest income exposure over the next 12 months to a rate shock of plus 200 basis points is estimated to be a favorable variance of approximately 10.4 percent of base net interest income. A flattening yield curve scenario where long-term rates decrease and short-term rates are static, results in an unfavorable variance in net interest income of approximately negative 1.3 percent of base net interest income. These hypothetical scenarios are used to create one estimate of risk, and do not necessarily represent management’s current view of future interest rates or market developments.

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

Fair Value Shock Analysis

Interest rate risk and the slope of the yield curve also affects the fair value of MSR and capital markets trading inventory that are reflected in mortgage banking and capital markets’ noninterest income, respectively. Low or declining interest rates typically lead to lower servicing-related income due to the impact of higher loan prepayments on the value of MSR while high or rising interest rates typically increase servicing-related income. Prior to FHN’s agreement in third quarter 2013 to sell substantially all remaining legacy MSR, to determine the amount of interest rate risk and exposure to changes in fair value of MSR, FHN used multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect mortgage banking income.

Generally, low or declining interest rates with a positively sloped yield curve tend to increase capital markets’ income through higher demand for fixed income products. Additionally, the fair value of capital markets’ trading inventory can fluctuate as a result of differences between current interest rates when compared to the interest rates of fixed-income securities in the trading inventory.

Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) to manage the risk of loss arising from adverse changes in the fair value of certain financial instruments generally caused by changes in interest rates including capital markets’ securities inventory, certain term borrowings, and certain loans. Additionally, capital markets or the bank may enter into derivative contracts in order to meet customers’ needs. However, such derivative contracts are typically offset with a derivative contract entered into with an upstream counterparty in order to mitigate risk associated with changes in interest rates.

Prior to FHN’s agreement in third quarter 2013 to sell substantially all remaining legacy MSR, derivatives were used to protect against unfavorable changes in the fair value of MSR and other mortgage-related retained assets resulting from changes in interest rates.

Other than the impact related to the immediate change in market value of the balance sheet these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 25 – Derivatives for additional discussion of these instruments.

FIRST HORIZON NATIONAL CORPORATION	47

Table 23  –  Risk Sensitivity Analysis

Held for Trading

(Dollars in millions)	2014	2015	2016	2017	2018	2019+	Total	Fair Value

Assets:
Trading securities	$795	-	-	-	-	$7	$802	$802
Average interest rate	2.99%	-	-	-	-	10.61%	3.26%
Interest Rate Derivatives (notional value):
Capital Markets:
Forward Contracts:
Commitments to buy	$1,278						$1,278	$2
Weighted average settlement price	101.06%						101.06%
Commitments to sell	$1,338						$1,338	$(3)
Weighted average settlement price	101.42%						101.42%
Caps purchased	$19	$72	$160		$30	$9	$290	$2
Weighted average strike price	5.72%	3.74%	1.68%		2.89%	2.94%	2.63%
Caps written	$(19)	$(72)	$(160)		$(30)	$(9)	$(290)	$(2)
Weighted average strike price	5.72%	3.74%	1.68%		2.89%	2.94%	2.63%
Floors purchased		$2				$1	$3	*
Weighted average strike price		1.75%				1.35%	1.61%
Floors written		$(2)				$(1)	$(3)	*
Weighted average strike price		1.75%				1.35%	1.61%
Swap contracts purchased	$81	$78	$161	$115	$300	$757	$1,492	$(69)
Average pay rate (fixed)	5.70%	5.17%	4.99%	4.49%	3.94%	5.13%	4.86%
Average receive rate (floating)	2.92%	2.41%	1.99%	1.67%	2.25%	2.62%	2.41%
Swap contracts purchased	$8						$8	*
Average pay rate (floating)	5.00%						5.00%
Average receive rate (fixed)	5.69%						5.69%
Swap contracts sold	$(81)	$(78)	$(161)	$(109)	$(300)	$(757)	$(1,486)	$68
Average pay rate (floating)	2.92%	2.41%	1.99%	1.75%	2.25%	2.62%	2.42%
Average receive rate (fixed)	5.70%	5.17%	4.99%	4.44%	3.94%	5.13%	4.86%
Swap contracts sold	$(8)						$(8)	*
Average pay rate (fixed)	5.69%						5.69%
Average pay rate (floating)	5.00%						5.00%
Options Purchased	$5						$5	*
Weighted average strike price	128.00%						128.00%
Futures contracts:
Commitments to sell	$36	$36	$36				$108	*
Weighted average settlement price	99.65%	99.20%	98.10%				98.99%

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

Since 2008, FHN has significantly reduced its reliance on unsecured wholesale borrowings. Currently, the largest concentration of unsecured borrowings is federal funds purchased from small bank correspondent customers. These funds are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long, historical, and reciprocal nature of banking services provided by FHN to these

48	FIRST HORIZON NATIONAL CORPORATION

correspondent banks. The remainder of FHN’s wholesale short-term borrowings is repurchase agreement transactions accounted for as secured borrowings with the bank’s business customers or capital markets’ broker dealer counterparties.

ALCO manages FHN’s exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed by ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. As a general rule, FHN strives to maintain excess liquidity equivalent to 15 percent or more of total assets.

Core deposits are a significant source of funding and have historically been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institutions’ customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner for interest bearing and non-interest bearing accounts. The ratio of total loans, excluding loans HFS and restricted real estate loans and secured borrowings, to core deposits improved to 93 percent in 2013, from 101 percent in 2012, due to a contraction of the loan portfolio combined with growth in core deposits. Improving the ratio to less than 100 percent means, essentially, that for 2013 FHN’s loan portfolio was fully funded by core deposits.

Both FHN and FTBNA may access the debt markets in order to provide funding through the issuance of senior or subordinated unsecured debt subject to market conditions and compliance with applicable regulatory requirements. In 2010, FHN issued $500 million of non-callable fixed rate senior notes due in 2015. As of December 31, 2013, FHN had outstanding capital securities representing guaranteed preferred beneficial interests in $206 million of FHN’s junior subordinated debentures through a Delaware business trust, wholly owned by FHN, which was eligible for inclusion in Tier 1 Capital. Tier 1 Capital treatment for these securities will begin phasing out after 2014 and entirely after 2015. FHN also maintains $.3 billion of borrowings which are secured by residential real estate loans in consolidated and nonconsolidated securitization trusts. See Note 10 – Term Borrowings and Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon’s Junior Subordinated Debentures for additional information.

Both FHN and FTBNA have the ability to generate liquidity by issuing preferred or common equity subject to market conditions and compliance with applicable regulatory requirements. In January 2013, FHN issued $100 million of Series A Non-Cumulative Perpetual Preferred Stock. As of December 31, 2013, FTBNA and subsidiaries had outstanding preferred shares of $.3 billion, which are reflected as noncontrolling interest on the Consolidated Statements of Condition. See Note 12 – Preferred Stock and Other Capital for additional information.

Parent company liquidity is primarily provided by cash flows stemming from dividends and interest payments collected from subsidiaries. These sources of cash represent the primary sources of funds to pay cash dividends to shareholders and interest to debt holders. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN’s overall cash management process, subject to applicable regulatory restrictions. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an aggregate amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA’s total amount available for dividends was negative $141.6 million as of December 31, 2013, compared to negative $247.5 million at December 31, 2012. Consequently, FTBNA cannot pay common dividends to its sole common stockholder, FHN, or to its preferred shareholders without prior regulatory approval. FTBNA applied for and received approval from the OCC to declare and pay a common dividend to FHN in the amount of $100 million in 2012 and $180 million in 2013. FTBNA applied for and received approval from the OCC to declare and pay preferred dividends each quarter in 2013 and 2012.

FIRST HORIZON NATIONAL CORPORATION	49

Payment of a dividend to shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN’s current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC have issued policy statements that generally require insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. FHN paid a cash dividend of $.05 per common share on January 1, 2014, and in January the Board approved a $.05 per common share cash dividend payable on April 1, 2014, to shareholders of record on March 14, 2014. FHN paid a cash dividend of $1,550.00 per preferred share on January 10, 2014, and in January the Board approved a $1,550.00 per preferred share cash dividend payable on April 10, 2014, to shareholders of record on March 26, 2014.

CREDIT RATINGS

FHN is currently able to fund a majority of the balance sheet through core deposits which are generally not sensitive to FHN’s credit ratings. However, maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity should FHN need to access funding from other sources, including from long-term debt issuances and certain brokered deposits, at an attractive rate. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such factors as capital levels, asset quality, and reputation. The availability of core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources. FHN’s credit ratings are also referenced in various respects in agreements with derivative counterparties as discussed in Note 25 – Derivatives.

The following table provides FHN’s most recent credit ratings:

Table 24  –  Credit Ratings

	Standard & Poor’s (a)	Moody’s (b)	Fitch (c)

First Horizon National Corporation
Overall credit rating: long-term/outlook	BB+/Stable	Baa3/Stable	BBB-/F3/Stable
Long-term senior debt	BB+	Baa3	BBB-
Subordinated debt	BB	Ba1	BB+
Trust preferred capital securities (d)	B+	Ba2	B+
Preferred stock	B+	Ba3	B

First Tennessee Bank National Association
Overall credit rating: long-term/outlook	BBB-/A-3/Stable	Baa2/P-2/Stable	BBB-/F3/Stable
Long-term/short-term deposits	BBB-/A-3	Baa2/P-2	BBB/F3
Long-term/short-term senior debt	BBB-/A-3	Baa2/P-2	BBB-/F3
Subordinated debt	BB+	Baa3	BB+
Preferred stock	BB	Ba2	B

FT Real Estate Securities Company, Inc.
Preferred stock	BB	Ba1

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

(a)	Last change in ratings was on November 27, 2013.

(b)	Last change in ratings was on October 25, 2013.

(c)	Last change in ratings was on December 13, 2012; ratings/outlook affirmed February 5, 2014.

(d)	Guaranteed preferred beneficial interest in First Horizon’s junior subordinated debentures issued through a wholly-owned unconsolidated business trust.

CASH FLOWS

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years ended December 31, 2013, 2012 and 2011. The level of cash and cash equivalents decreased $278.4 million during 2013 compared to an increase of $278.0 million in 2012. In 2013, cash used by financing activities more than offset cash provided by investing and operating activities, and in 2012 cash provided by operating and financing activities more than offset cash used by investing activities.

50	FIRST HORIZON NATIONAL CORPORATION

Net cash provided by investing activities was $763.0 million in 2013 compared to net cash used of $415.2 million in 2012. In 2013, declining loan balances and $53.3 million in cash receipts related to the MNB acquisition favorably affected cash provided by investing activities. These cash inflows were somewhat offset by activity related to the AFS securities portfolio which resulted in a $385.1 million net decrease in cash as securities purchased outpaced maturities and sales. There was an increase of $349.9 million in deposits held with the Fed that also negatively affected cash flows from investing activities. Net cash provided by operating activities was $431.4 million in 2013 and $371.6 million in 2012. Operating cash flows in 2013 were positively affected by cash-related net income items and a $242.8 million net change in cash related to capital market activities, which more than offset changes in operating assets and liabilities of $272.0 million. Net cash used by financing activities was $1,472.7 million in 2013 compared to net cash provided of $321.6 million in 2012. In 2013, cash was negatively affected by a decrease in short-term borrowings due to the payoff of FHLB borrowings and declining deposits, as well as $430.1 million in maturities and payments of term borrowings and $91.5 million of common shares repurchased. This cash outflow was somewhat mitigated by the cash inflow from the preferred stock issuance that provided $95.6 million in net proceeds.

Net cash provided by operating activities was $371.6 million in 2012 compared to $44.0 million in 2011. Operating cash flows in 2012 were favorably driven by cash-related net income items that were partially offset by $73.3 million of net decrease in assets and liabilities from capital markets trading activities and changes in operating assets and liabilities of $35.0 million. Net cash provided by financing activities was $321.6 million in 2012 compared to net cash used of $151.5 million in 2011. The inflows in 2012 of $704.8 million were primarily the result of increased FHLB borrowings as a result of deposit fluctuations and increased funding needs for loans to mortgage companies and core deposit growth which more than offset cash outflows related to payments and maturities of term borrowings of $234.2 million and cash paid to repurchase common stock of $133.8 million. Cash used by investing activities was $415.2 million in 2012 while investing activities provided $167.0 million of cash during 2011. Cash outflows of $489.3 million from loan growth negatively affected cash flow from investing activities. Activity related to the available-for-sale securities portfolio resulted in a $24.8 million net decrease in cash as securities purchases outpaced sales and maturities in 2012. The decrease was partially offset by a $99.5 million decline in deposits held at the Fed.

Cash provided by investing activities was $167.0 million in 2011 and was driven by a reduction in the size of the loan portfolio totaling $75.4 million and a $64.9 million decline in deposits held at the Fed. Activity related to the available for sale securities portfolio resulted in a $29.8 million net increase in cash as sales and maturities exceeded purchases during the year. Net cash provided by operating activities was $44.0 million in 2011 and was driven by cash-related net income which was partially offset by an increase in capital markets activities and a reduction in operating liabilities. Other liabilities declined $291.4 million and increases in capital markets’ trading securities and capital markets’ receivables totaled $160.7 million. Net cash used in financing activities was $151.5 million in 2011 and was largely driven by a reduction of term borrowings of $795.9 million primarily related to the maturity of bank notes and the redemption of subordinated debentures (TRUPs at 8.07 percent), as well as a decrease of $236.0 million in funds from short-term borrowings. Additionally, FHN paid $79.7 million to repurchase the common stock warrants associated with the preferred CPP and repurchased $45.1 million of common shares during 2011. In 2011, financing cash flows were favorably impacted by a $1.0 billion increase in deposits.

REPURCHASE OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS, AND OTHER CONTRACTUAL OBLIGATIONS

Repurchase and Related Obligations from Loans Originated for Sale

Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Some government-insured and government-guaranteed loans were originated with credit recourse retained by FHN and some other mortgages were originated to be held, but predominantly mortgage loans were intended to be sold without recourse for credit default. Sales typically were effected either as non-recourse whole loan sales or through non-recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominately to two GSEs: Fannie Mae and Freddie Mac. Also federally insured or guaranteed whole loans were pooled, and payments to investors were guaranteed through the Government National Mortgage Association (“Ginnie Mae", “Ginnie,” or “GNMA”). Many mortgage loan originations, especially those “nonconforming”

FIRST HORIZON NATIONAL CORPORATION	51

mortgage loans that did not meet criteria for whole loan sales to the GSEs or insurance through Ginnie (collectively, the “Agencies”), were sold to investors, or certificate-holders, predominantly through First Horizon branded proprietary securitizations (“FH proprietary securitizations”) but also, to a lesser extent, through whole loan sales to private non-Agency purchasers. In addition, FHN originated with the intent to sell and sold HELOCs and second lien mortgages through whole loan sales to private purchasers and, to a lesser extent, through FH proprietary securitizations.

For non-recourse loan sales, FHN has exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made at closing to the purchasers, including GSEs, other whole loan purchasers, and the trustee of FH proprietary securitizations. Additionally, FHN has exposure to investors for investment rescission or damages arising from claims that offering documents were materially deficient in the case of loans transferred through FH proprietary securitizations. See “Other FHN Mortgage Exposures and Trends” within this section of MD&A for additional information.

Since the end of 2008, FHN has experienced significantly elevated levels of claims to either repurchase loans from the purchaser or remit payment to the purchaser to “make them whole” for economic losses incurred primarily because of loan delinquencies. Such claims are pursued because purchasers allege that certain loans that were sold violated representations and warranties made by FHN at closing. While FHN has received claims from private investors from whole loans sales, a significant majority of claims relate to non-recourse whole loan sales to GSEs. FHN also has the potential for financial exposure from loans transferred through FH proprietary securitizations. See Note 18—Contingencies and Other Disclosures for other actions taken by investors of FH proprietary securitizations and also for a discussion outlining differences between representations and warranties made by FHN for GSE loan sales versus FH proprietary securitizations.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans to the Agencies without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. GSE loans originated in 2005 through 2008 account for 90 percent of all repurchase requests/make-whole claims received from the third quarter 2008 divestiture of certain mortgage banking operations through 2013.

In addition, for many years ending in 2007, FHN securitized mortgage loans without recourse in First Horizon branded proprietary transactions. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans under the First Horizon brand. As of December 31, 2013, FHN still serviced substantially all of the remaining loans transferred through FH proprietary securitizations. Substantially all servicing was sold in first quarter 2014.

52	FIRST HORIZON NATIONAL CORPORATION

The following table summarizes the loan composition of the FH proprietary mortgage securitizations from 2005 through 2007:

Table 25  –  Composition of Off-Balance Sheet First Horizon Proprietary Mortgage Securitizations

(Dollars in thousands)	Original UPB for active FH securitizations (a)	UPB as of December 31, 2013

Loan type:
Jumbo	$9,410,499	$2,213,898
Alt-A	17,270,431	4,852,822

Total FH proprietary securitizations	$26,680,930	$7,066,720

Does not include amounts related to consolidated securitization trusts.

(a)	Original principal balances obtained from trustee statements.

The remaining jumbo and Alt-A mortgage loans originated and sold by FHN had weighted average FICO scores at origination of approximately 730 and 714, respectively, and both had weighted average combined loan-to-value (“CLTV”) ratios of approximately 79 percent at origination. Alt-A loans consisted of a variety of non-conforming products that typically have greater credit risk due to various issues such as higher debt to income (“DTI”) ratios, reduced documentation, or other factors. As of December 31, 2013, 9.85 percent of the jumbo mortgage loans were 90 days or more delinquent and 15.37 percent of the Alt- A loans were 90 days or more delinquent.

At December 31, 2013, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitized mortgage loans based on claims related to breaches of representations and warranties. At December 31, 2013, FHN had not accrued a liability for exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made in FH proprietary securitizations at closing.

Active Pipeline

The amount of repurchase requests and make-whole claims is accumulated into the “active pipeline”. The active pipeline includes the amount of claims for repurchase, make-whole payments, and information requests from purchasers of loans originated and sold through FHN’s legacy mortgage banking business. Private mortgage insurance (“MI”) was required for certain of the loans sold to GSEs or that were securitized. MI generally was provided on first lien loans that were sold to GSEs or securitized that had a LTV ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices are not formal repurchase requests, FHN includes those loans in the active pipeline.

For purposes of quantifying the amount of loans underlying the repurchase/make-whole claim or MI cancellation notice, FHN uses the current UPB in all cases if the amount is available. If current UPB is unavailable, the original loan amount is substituted for the current UPB. When neither is available, the claim amount is used as an estimate of current UPB. On December 31, 2013, the active pipeline was $197.2 million, with a substantial majority of unresolved repurchase and make-whole claims relating to loans sold to GSEs.

Generally, the amount of a loan subject to a repurchase/make-whole claim or with open MI issues remains in the active pipeline throughout the appeals process with a claimant until parties agree on the ultimate outcome. FHN reviews each claim and MI cancellation notice individually to determine the appropriate response by FHN (e.g. appeal, provide additional information, repurchase loan or remit make-whole payment, or reflect cancellation of MI). The Federal Housing Finance Agency (“FHFA”), the conservator of the GSEs, announced directives to “harmonize” the selling and servicing agreements between the GSEs and their approved sellers and/or servicers. Starting January 1, 2013, all appeals of a GSE’s repurchase or make whole request must be submitted within 60 days of the appellant’s receipt of the request. FHFA involvement could lead to additional changes in practices for requesting and resolving repurchase claims as the GSEs continue to attempt to recover losses.

FIRST HORIZON NATIONAL CORPORATION	53

The following table provides a rollforward of the active repurchase request pipeline, including related unresolved MI cancellation notices and other requests for 2013 and 2012:

Table 26  –  Rollforward of the Active Pipeline

(Dollars in thousands)	January 1, 2013		Inflows		Resolutions		Settlement		Adjustments (b)		December 31, 2013
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Repurchase/make whole requests:
FNMA	1,078	$217,648	2,474	$494,656	(2,602)	$(529,713)	(603)	$(110,140)	(46)	$(10,448)	301	$62,003
FHLMC	198	46,321	591	129,340	(553)	(127,139)	-	-	1	344	237	48,866
GNMA	8	628	11	1,928	(13)	(1,660)	-	-	3	57	9	953
Non-Agency whole loan- related	18	2,722	210	30,489	(66)	(11,229)	-	-	(3)	(629)	159	21,353
MI Cancellations	160	32,849	463	88,085	(504)	(98,635)	(3)	(699)	24	6,639	140	28,239
Other requests (a)	189	33,647	2,162	410,662	(923)	(183,048)	(1,219)	(225,971)	(5)	448	204	35,738

Total	1,651	$333,815	5,911	$1,155,160	(4,661)	$(951,424)	(1,825)	$(336,810)	(26)	$(3,589)	1,050	$197,152

(Dollars in thousands)	January 1, 2012		Inflows		Resolutions		Settlement		Adjustments (b)		December 31, 2012
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Repurchase/make whole requests:
FNMA	1,044	$222,375	3,392	$707,888	(3,361)	$(713,423)	-	$-	3	$808	1,078	$217,648
FHLMC	150	34,993	702	158,588	(664)	(149,325)	-	-	10	2,065	198	46,321
GNMA	30	3,587	32	3,048	(49)	(5,384)	-	-	(5)	(623)	8	628
Non-Agency whole loan- related	23	3,419	29	4,699	(31)	(4,744)	-	-	(3)	(652)	18	2,722
MI Cancellations	346	75,148	407	87,663	(651)	(139,434)	-	-	58	9,472	160	32,849
Other requests (a)	418	43,996	237	45,669	(474)	(56,998)	-	-	8	980	189	33,647

Total	2,011	$383,518	4,799	$1,007,555	(5,230)	$(1,069,308)	-	$-	71	$12,050	1,651	$333,815

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Other requests typically include requests for additional information from both GSE and non-GSE purchasers.

(b)	Generally, adjustments reflect reclassifications between repurchase requests and MI cancellation notices and/or updates to UPB.

As of December 31, 2013, agencies accounted for a majority of the repurchase/make-whole requests in the active pipeline and 68 percent of the total active pipeline, inclusive of MI cancellation notices and all other claims. For loans in the active pipeline for which FHN has received notification of MI cancellation, a majority relate to loans sold to GSEs. Consistent with originations, a majority of claims have been from Fannie Mae and Freddie Mac and 2007 represents the vintage with the highest volume of claims. Total new repurchase and make-whole claims from agencies decreased $243.6 million to $625.9 million in 2013 from 2012. Total MI cancellation notices received remained flat compared to a year ago at approximately $88 million in 2013.

The most common reasons for GSE repurchase demands are claimed misrepresentations related to missing documents in the loan file, issues related to employment and income (such as misrepresented stated-income or falsified employment documents and/or verifications), and undisclosed borrower debt.

Resolutions disclosed in Table 26 – Rollforward of the Active Pipeline include both favorable and unfavorable resolutions. The UPB of actual repurchases, make-whole, settlement resolutions, which was $291.2 million and $417.9 million during 2013 and 2012, respectively, represents the UPB of loans for which FHN has incurred a loss on the actual repurchase of a loan, or where FHN has reimbursed a claimant for economic losses incurred. When loans are repurchased or make-whole payments have been made, the associated loss content on the repurchase, make-whole, or settlement resolution is reflected as a net realized loss in Table 27 – Reserves for Repurchase and Foreclosure Losses.

Rescissions or denials, which were $378.6 million and $455.9 million in 2013 and 2012, respectively, represent the amount of repurchase requests and make-whole claims that FHN was able to resolve without incurring loss. Of the loans resolved in 2013 relating to actual repurchase or make-whole claims, excluding the fourth quarter DRA with a GSE, FHN was successful in favorably resolving approximately 57 percent of the claims compared to 52

54	FIRST HORIZON NATIONAL CORPORATION

percent in 2012. Resolutions related to other, MI, information requests, which were $281.6 million and $194.5 million during 2013 and 2012, respectively, include providing information to the claimant, issues related to MI coverage, and other items. Resolutions in this category include both favorable and unfavorable outcomes with MI companies, including situations where MI was ultimately cancelled. FHN does not realize loss (a decrease of the repurchase and foreclosure liability) for loans with MI issues unless a request for repurchase, or for make-whole or loss reimbursement, is submitted and such request is unfavorably resolved.

In fourth quarter 2013 and in February 2014, FHN entered into DRAs, discussed below in “Revised Repurchase Accrual Approach,” to resolve certain selling representation and warranty repurchase obligations with the GSEs. The balances for the earlier DRA are disclosed in the settlement column of Table 26 - Rollforward of the Active Pipeline and reflect the UPB of loans settled under that DRA; the balances for the later DRA were not treated as “settled” at year-end.

Repurchase Accrual Methodology

As described in more detail below, FHN historically estimated loss content within the active pipeline as well as loss content associated with loans in which MI coverage was ultimately lost. This approach is referred to as the "historical repurchase accrual approach" and applies to periods prior to second quarter 2012. Prior to second quarter 2012, FHN’s ability to quantify this estimate was substantially limited because, among other things, FHN no longer serviced a large portion of the loans sold to the GSEs and therefore has limited access to loan data for that portion. Beginning in second quarter 2012, information was made available by Fannie Mae to FHN which provided significant insight into their file selection and review process for loans previously sold by FHN to Fannie Mae with repurchase risk. Because of new information received, after first quarter 2012 FHN had better visibility allowing it to better estimate the probable loss which will result from the repurchase process in respect of all conforming conventional mortgage loans which FHN sold on a whole-loan basis to the two GSEs. Additionally, in fourth quarter 2013 and first quarter 2014, FHN entered into DRAs with Fannie Mae and Freddie Mac, respectively, and the associated effects were considered in FHN’s repurchase reserve methodology and assessment of reserve adequacy as of the applicable balance sheet dates. The "revised" and "historical" repurchase accrual approaches are discussed below. Loss severities range between 50 and 60 percent of the UPB subject to repurchase/make-whole. Repurchase rates vary based on investor, vintage, and claim type.

Revised Repurchase Accrual Approach

As a result of new information provided to FHN in second quarter 2012, FHN revised its loss estimate associated with repurchase obligations for loans sold to Fannie Mae and Freddie Mac. Fannie Mae updated that information quarterly, and FHN revised its loss estimates correspondingly, until entering into the DRA mentioned above. Until fourth quarter 2013, loss estimates for Freddie Mac were extrapolated from information on FHN’s Fannie Mae exposure.

From second quarter 2012 through second quarter 2013, FHN first analyzed and estimated the loss content associated with outstanding repurchase/make-whole claims currently in the active pipeline. Then, FHN estimated probable losses associated with projected requests from Fannie Mae. The ability to project repurchase requests from Fannie Mae resulted from information provided by Fannie Mae that segmented the population of FHN loans into three categories: 1) loans that are currently selected for review, 2) liquidated loans that will likely be selected for review in the future, and 3) seriously delinquent loans that will likely be selected for review in the future. Fannie Mae also provided FHN with their average historical repurchase request rates for loans after they have been selected for review. FHN utilized this information to estimate the average historical repurchase rate on the three segments described above that could result in future repurchase requests from Fannie Mae. FHN’s historical average cumulative loss severities and repurchase rates were then applied to the projected repurchase requests to estimate the associated probable losses.

Prior to third quarter 2013, FHN’s repurchase loss estimate for loans sold to the GSEs focused on loans sold from 2005 through 2008. In the fourth quarter of 2013, as mentioned above, FHN entered into a DRA with Fannie Mae. In February 2014, as mentioned above, FHN entered into a DRA with Freddie Mac. Each DRA resolved certain legacy selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans FHN no longer serviced at the time of the DRA. Under each DRA FHN

FIRST HORIZON NATIONAL CORPORATION	55

remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have obligations related to mortgage insurance rescissions, cancellations and denials. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for mortgage insurance cancellations and denials to the extent attributable to the acts of the current servicer.

Repurchase obligations and estimates for probable incurred losses associated with loan populations not included in the DRAs, including obligations related to future mortgage insurance cancellations, loans previously included in bulk servicing sales, and other loan sales, are included in FHN’s repurchase liability as of December 31, 2013.

In 2013, FHN recorded $170.0 million of repurchase and foreclosure provision expense based on additional information obtained in connection with the two DRAs mentioned above. The provision included the impact of the DRAs, estimates for future loss not included in the DRAs, and estimates for future loss related to certain other loan sales. Refer to “Critical Accounting Policies” below and to Note 18–Contingencies and Other Disclosures for additional details.

Historical Repurchase Accrual Approach

In estimation of the accrued liability for loan repurchases and make-whole obligations in periods prior to second quarter 2012, FHN estimated probable incurred losses in the population of all loans sold based on trends in claims requests and actual loss severities observed by management. The liability included accruals for probable losses beyond what was observable in the ending pipeline of repurchase/make-whole requests and active MI cancellations at any given balance sheet date. The estimation process began with internally developed proprietary models that were used to assist in developing a baseline in evaluating inherent repurchase-related loss content. The baseline for the repurchase reserve used historical loss factors that were applied to the loan pools originated in 2001 through 2008 and sold in years 2001 through 2009. Loss factors, tracked by year of loss, were calculated using actual losses incurred on repurchases or make-whole arrangements. The historical loss factors experienced were accumulated for each sale vintage and were applied to more recent sale vintages to estimate probable incurred losses not yet realized.

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

For purposes of estimating loss content, FHN also considered MI cancellations. When assessing loss content related to loans where MI had been cancelled, FHN first reviewed the amount of unresolved MI cancellations that were in the active pipeline and adjusted for any known facts or trends observed by management. Similar to the methodology for actual repurchase/make-whole requests, FHN applied loss factors (including probability and loss severity ratios) that were derived from actual incurred losses in past vintages to the amount of unresolved MI pipeline for loans that were sold to GSEs. For GSE MI cancellation notices, the methodology for determining the accrued liability contemplated a higher probability of loss compared with that applied to GSE repurchase/make-whole requests as FHN had been less successful in favorably resolving mortgage insurance cancellation notifications with MI companies. Loss severity rates applied to GSE MI cancellation notifications were consistent with those applied to actual GSE claims. For GSE MI cancellation notifications where coverage had been ultimately cancelled and were no longer included in the active pipeline, FHN applied a 100 percent repurchase rate in anticipation that such loans ultimately would result in repurchase/make-whole requests from the GSEs since MI coverage for certain loans is a GSE requirement. Under the revised repurchase accrual approach, loss estimation for loans with lost MI coverage is no longer separately assessed nor added to inherent losses within the active pipeline as this population of loans is embedded in the data received from Fannie Mae. MI cancellation trends continue to be tracked and reviewed and are considered in the overall adequacy of the repurchase liability.

56	FIRST HORIZON NATIONAL CORPORATION

Repurchase and Foreclosure Liability

FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches described above for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision. There are certain second liens and HELOCs subject to repurchase claims that are not included in the active pipeline as these loans were originated and sold through different channels. Liability estimation for potential repurchase obligations related to these second liens and HELOCs was determined outside of the methodology for loans originated and sold through the national legacy mortgage origination platform and were not material as of December 31, 2013 and 2012.

The following table provides a rollforward of the legacy mortgage repurchase liability during 2013 and 2012:

Table 27  –  Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	2013	2012

Legacy Mortgage
Beginning balance	$232,390	$165,331
Provision for repurchase and foreclosure losses	170,000	299,256
Net realized losses	(237,299)	(232,197)

Balance on December 31	$165,091	$232,390

The liability for legacy mortgage repurchase and foreclosure losses was $165.1 million and $232.4 million as of December 31, 2013 and 2012, respectively. In 2013, FHN recognized expense of $170.0 million to the repurchase and foreclosure provision associated with new information received, as mentioned above. In 2013 compared to 2012, both the success rates on putbacks on repurchases in the pipeline and the loss severity rates have improved.

Net realized losses for the repurchase of first lien loans or make-whole payments were $237.3 million during 2013 compared with $232.2 million during 2012. In 2013, FHN had net losses on $419.2 million of repurchase, make-whole, and settlement resolutions excluding the fourth quarter 2013 DRA, resulting in a 57 percent loss severity rate. In 2012, losses were $417.9 million representing a 56 percent actual loss severity.

Generally, repurchased loans are included in loans HFS and recognized at fair value at the time of repurchase, which contemplates the loan’s performance status and estimated liquidation value. The UPB of loans that were repurchased during 2013 was $97.7 million compared with $140.1 million during 2012. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. After the loan repurchase is completed, classification (performing versus nonperforming) of the repurchased loans is determined based on an additional assessment of the credit characteristics of the loan in accordance with FHN’s internal credit policies and guidelines consistent with other loans FHN retains on the balance sheet, except that if a loan is delinquent when repurchased it is immediately classified as nonperforming.

Government-Backed Mortgage Lending Programs

FHN originates mortgage loans eligible for VA guarantees or FHA insurance. Those lending activities were substantially larger prior to September 2008, when FHN sold its national mortgage business. In connection with those programs FHN made certain representations and warranties as to the compliance of the loans with program requirements. FHN has potential exposure to claims by government agencies, as well as by private parties asserting claims on behalf of agencies, based on allegations of non-compliance. Such claims can involve demands for enhanced damages in excess of actual loss.

Since second quarter 2012 FHN has been cooperating with the U.S. Department of Justice (“DOJ”) and the Office of the Inspector General for the Department of Housing and Urban Development (“HUD”) in a civil investigation regarding compliance with requirements relating to certain FHA-insured loans. During second quarter 2013 DOJ and HUD provided FHN with preliminary findings of the investigation, which focused on a small sample of loans and remain incomplete. No demand or claim has been made of FHN, but this matter has not been resolved. The investigation could lead to a demand under the federal False Claims Act and the federal Financial Institutions

FIRST HORIZON NATIONAL CORPORATION	57

Reform, Recovery, and Enforcement Act of 1989, which allow treble and other special damages substantially in excess of actual losses. Currently FHN is not able to predict the eventual outcome of this matter and has established no liability for it. Additional information concerning this matter is provided in this Annual Report in Note 18—Contingencies and Other Disclosures.

Other FHN Mortgage Exposures and Trends

Although FHN has received no repurchase requests from the trustee of FH proprietary securitizations, as described in Note 18 – Contingencies and Other Disclosures, FHN is defending several lawsuits by investors in FH proprietary securitizations. These litigation matters are in early stages and have not been resolved. As of December 31, 2013, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitizations based on breaches of representations and warranties.

In addition, also as described in Note 18, many non-GSE purchasers of whole loans from FHN included those loans in their own securitizations. In such other whole loan sales FHN made representations and warranties concerning the loans sold and provided indemnity covenants to the purchaser/securitizer. Typically the purchaser/securitizer assigned key contractual rights against FHN to the securitization trustee. Currently the following categories of actions are pending which involve FHN and non-GSE whole-loan sales: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii) FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; (iii) FHN has received repurchase demands from purchasers or their assignees; and (iv) FHN is a defendant in legal actions involving FHN-originated loans.

Other Contractual Obligations

Pension obligations are funded by FHN to provide current and future benefits to participants in FHN’s noncontributory, defined benefit pension plan. On December 31, 2013, the annual measurement date, pension obligations (representing the present value of estimated future benefit payments), including obligations of the unfunded plans, were $693.7 million with $640.6 million of assets (measured at current fair value) in the trust to fund those obligations. As of December 31, 2013, the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded corresponding plan assets. FHN did not make a contribution to the qualified pension plan during 2013 or 2012. Any future contributions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Management has assessed the need for future fund contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2014.

The nonqualified pension plans and other postretirement benefit plans are unfunded. Benefit payments under the non-qualified plans were $5.4 million in 2013. FHN anticipates 2014 benefit payments to be $5.1 million. The discount rate for 2013 of 5.15 percent for the qualified pension plan and 4.70 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN’s plans and employee population. Beginning January 1, 2013, FHN no longer accrues service expense for future benefits in the qualified pension plan. Benefits accrued through December 31, 2012, for current participants were not reduced or affected. Instead, FHN commenced a new program for service beyond 2012 through an increased match to the Savings Plan. See Note 19 – Pension, Savings, and Other Employee Benefits for additional information.

FHN has various other financial obligations, which may require future cash payments. Table 28 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2013. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon.

58	FIRST HORIZON NATIONAL CORPORATION

Table 28  –  Contractual Obligations

(Dollars in thousands)	Payments due by period (a)
	Less than 1 year	1 year - < 3 years	3 years - < 5 years	After 5 years	Total

Contractual obligations:
Time deposit maturities (b)	$966,150	$347,992	$150,104	$41,466	$1,505,712
Term borrowing (c)	166	1,054,812	8,285	635,369	1,698,632
Annual rental commitments under noncancelable leases (d)	15,865	23,978	18,977	27,171	85,991
Purchase obligations	82,965	60,283	17,716	5,761	166,725

Total contractual obligations	$1,065,146	$1,487,065	$195,082	$709,767	$3,457,060

(a)	Excludes a $6.6 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.

(b)	See Note 8 – Time Deposit Maturities for further details.

(c)	See Note 10 – Term Borrowings for further details.

(d)	See Note 5 – Premises, Equipment, and Leases for further details.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

Uncertainties remain surrounding the national economy, the housing market, the regulatory and political environment, U.S. government spending generally and its debt ceiling, and economic and political situations outside the U.S. and will continue to present challenges for FHN into 2014. Although during most of 2012 and 2013, the national economy exhibited signs of improvement, improvement has been uneven and economic conditions, which remain stressed, could regress. While asset quality at FHN has improved due to active risk management and borrowers adjusting to the prolonged difficult operating environment, external factors may result in increased credit costs and loan loss provisioning and could also suppress loan demand from borrowers and further increase competition among financial institutions resulting in continued pressure on net interest income. Additionally, despite making significant progress in resolving certain selling representation and warranties repurchase obligations to GSEs, the ongoing economic stress and uncertainty in the housing market could affect borrower defaults and actions by MI companies resulting in elevated repurchase requests from GSEs and third party whole loan purchasers relative to current projections or could impact losses recognized by investors in FH proprietary securitizations which could result in repurchase losses or litigation. Economic and political uncertainty could also lead to changes in repurchase practices of GSEs which could result in additional repurchase losses for loans sold subject to repurchase obligations to GSEs. See the Repurchase and Related Obligations from Loans Originated for Sale section and Critical Accounting Policies within this MD&A, and Note 18 – Contingencies and Other Disclosures within this report for additional discussion regarding FHN’s repurchase obligations.

Although FHN has little direct exposure to non-U.S.-dollar-denominated assets or to foreign sovereign debt, major adverse events outside the U.S. could have an indirect impact on FHN. Because the U.S. economy and the businesses of many of our customers are linked significantly to global economic and market conditions a major adverse event could negatively impact liquidity in the U.S. causing funding costs to rise, or could potentially limit availability of funding through conventional markets in a worst-case scenario. FHN also could be adversely affected by events outside of the U.S. impacting hedging or other counterparties, customers with non-U.S. businesses and/or assets denominated in foreign currencies, the U.S. economy, interest rates, inflation/deflation rates, and the regulatory environment should there be a political response to major financial disruptions, all of which could have a financial impact on FHN.

Regulatory Matters

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Reform Act”) made a substantial number of significant changes to how financial services companies are regulated. Many of the changes in the Reform Act are not complete but instead depend upon new regulations to be issued or interpreted in the future. It could be several years before all the impacts are known. Overall, FHN expects that the Reform Act and its regulations are likely to increase FHN’s regulatory compliance and certain other costs significantly, and they are likely to constrain operations and revenues in some respects, perhaps significantly in some areas.

FIRST HORIZON NATIONAL CORPORATION	59

In 2013, regulators adopted enhancements to U.S. capital standards based on international standards known as “Basel III”. The revised standards create a new emphasis on Common Equity Tier 1 Capital, modify eligibility criteria for regulatory capital instruments, and modify the methodology for calculating risk- weighted assets. The revised standards will begin applying to FHN January 1, 2015. Since the standards are new, a number of interpretive questions remain unresolved by the regulators. Had the final rule been effective as of December 31, 2013, FHN estimates that it would have remained a well-capitalized institution. Under the final rule, based on a preliminary assessment, the Common Equity Tier 1 Capital ratio at December 31, 2013, would have decreased by approximately 50 basis points had the amended rule been in effect.

In July 2013, a federal district court ruled that the Federal Reserve exceeded its authority under the so-called Durbin amendment of the Reform Act in setting debit card interchange rates in 2011. The Federal Reserve’s action had reduced prevailing market rates substantially by capping them generally at 21 cents per transaction. The court held that rate cap to be higher than the Reform Act allowed, among other rulings against the Federal Reserve’s 2011 actions. That ruling has been stayed pending appeal but, if upheld, FHN’s interchange fee revenue would be further curtailed. Retroactive application of the ruling could result in a one-time impact as well as loss of future revenue. During 2013, FHN’s revenues from debit card interchange fees averaged just over $5 million per quarter.

Governmental Litigation Environment

Like many other banks involved in mortgage lending prior to 2009, FHN is defending various legal actions, and may be facing the possibility of still others, primarily connected with the origination and the sale, securitization, or government insurance of residential mortgage loans. In many of those actions a governmental agency or government-insured agent is or may become the plaintiff. Refer to Note 18 – Contingencies and Other Disclosures for additional information about those pending and prospective matters directly involving FHN. Recently there have been several significant settlements, or reports of potential settlements, with governmental entities that have been publicly reported or publicly announced by several large financial institutions.

As discussed in Note 18 - Contingencies and Other Disclosures, most of the governmental actions, investigations, and claims involving FHN are in relatively early stages. However, the trend of large settlements with governmental entities may adversely affect FHN’s negotiating position in these matters.

Moreover, recently there have been several unfavorable court decisions involving claims by governmental entities related to the sale or securitization of residential mortgage loans. These decisions have, among other things, limited the discovery available to defendants, and, by sanctioning the government’s novel theory as to the application of a federal law enacted in 1989, FIRREA, extended the time period during which the government can bring claims related to mortgages, as well as available remedies.

If these decisions are not appealed, or if they are upheld on appeal, FHN’s litigation position in mortgage-related matters may be adversely affected.

Foreclosure Practices

For several years governmental officials and agencies have scrutinized industry foreclosure practices, particularly in judicial foreclosure states and have since expanded to include non-judicial foreclosure and loss mitigation practices including the effective coordination by servicers of foreclosure and loss mitigation activities. All of the changes to servicing practices including the additional oversight required arising out of this activity including those described below could impact FHN through increased operational and legal costs. FHN continues to review, monitor and revise, as appropriate, its foreclosure processes and coordinated loss mitigation practices with the goal of conforming them to evolving servicing requirements.

FHN’s national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure and loss mitigation practices that were not transferred in 2008, were outsourced through a three-year subservicing arrangement (the “2008 subservicing agreement”) with the platform buyer (the “2008 subservicer”). The 2008 subservicing agreement expired in 2011 when FHN entered into a replacement agreement with a new subservicer (the “2011 subservicer”). In fourth quarter 2013, FHN contracted to sell a substantial

60	FIRST HORIZON NATIONAL CORPORATION

majority of its remaining servicing obligations and servicing assets (including advances) to the 2011 subservicer. The servicing is to be transferred to the buyer in stages, with completion expected in first quarter 2014. The servicing still retained by FHN continues to be subserviced by the 2011 subservicer under a subservicing agreement amended and extended through 2014.

In 2011 regulators entered into consent decrees with several institutions requiring comprehensive revision of loan modification and foreclosure processes, including the remediation of borrowers that have experienced financial harm. The 2008 subservicer was subject to a consent decree and its parent company agreed to pay related monetary sanctions, among other things. In December 2012, the 2008 subservicer, along with certain others, entered into a settlement agreement with the OCC which replaced the consent decree. The new settlement required remediation for all borrowers with “in-process” foreclosures dating from 2009 or 2010 and certain other foreclosure-avoidance assistance from parties to the settlement. The remediation process was substantially completed in 2013.

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

FHN’s 2008 subservicer has presented invoices and made demands under the 2008 subservicing agreement, totaling $8.6 million, that FHN pay certain costs related to tax service contracts, miscellaneous transfer costs and servicing timeline penalties, compensatory damages, and curtailments charged prior to the servicing transfer by GSEs and a government agency in connection with FHN’s transfer of subservicing to its 2011 subservicer. The 2008 subservicer also is seeking reimbursement from FHN for expenditures the 2008 subservicer has incurred or anticipates it will incur under the consent decree and supervisory guidance relating to foreclosure review (collectively, “foreclosure review expenditures”). The foreclosure review expenditures for which the 2008 subservicer has sought reimbursement total $34.9 million. Additional reimbursement requests may be made. FHN disputes that it has any responsibility or liability for either demand. In the event that the 2008 subservicer pursues its position through litigation, FHN believes it has meritorious defenses and intends to defend itself vigorously. FHN disagrees with the 2008 subservicer’s position and has made no reimbursements. FHN also believes that certain amounts billed to FHN by agencies for penalties and curtailments on claims by MI insurers for actions by the 2008 subservicer prior to the 2011 subservicing transfer but billed after that date are owed by the 2008 subservicer. This disagreement has the potential to result in litigation and, in any such future litigation, the claim against FHN may be substantial.

FHN anticipates continued compliance challenges relating to foreclosure, loss mitigation and servicing practices in connection with its efforts to comply with regulations and standards issued by the OCC and the Bureau including those relating to vendor management and changes in applicable state law relating to foreclosure and loss mitigation.

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FHN’s accounting policies are fundamental to understanding management’s discussion and analysis of financial condition and results of operations. The Consolidated Financial Statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. An accounting estimate is considered critical if: (1) the estimate requires management to make assumptions about matters that were highly uncertain at the time

FIRST HORIZON NATIONAL CORPORATION	61

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

ALLOWANCE FOR LOAN LOSSES

Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectability of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the ALLL is a “critical accounting estimate” as: (1) changes in it can materially affect the provision for loan losses and net income, (2) it requires management to predict borrowers’ likelihood or capacity to repay, often under uncertain economic conditions, and (3) it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The ALLL is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. Principal loan amounts are charged off against the ALLL in the period in which the loan or any portion of the loan is deemed to be uncollectible. This critical accounting estimate applies to the regional banking, non-strategic, and corporate segments. A management committee comprised of representatives from Risk Management, Finance, and Credit performs a quarterly review of the assumptions used in FHN’s ALLL analytical models, qualitative assessments of the loan portfolio, and determines if qualitative adjustments should be recommended to the modeled results. On a quarterly basis, as a part of Enterprise Risk reporting and discussion, management addresses credit reserve adequacy and credit losses with the Executive and Risk Committee of FHN’s Board of Directors.

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

62	FIRST HORIZON NATIONAL CORPORATION

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

In addition, FHN has sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting practices, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and MI, Federal Housing Administration (“FHA”) insurance, or Veterans Administration (“VA”) guaranty. Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the FHA and VA. FHN may absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure. Loss related to repurchase obligations for loans sold with full or limited recourse represent a small amount of FHN’s accrued liability for repurchase obligations.

For loans sold or securitized without recourse, FHN has obligations to either repurchase the loan for its outstanding principal balance or make the purchaser whole for the economic losses of the loan if it is determined that the loan sold was in violation of representations or warranties made by FHN upon closing of the sales. Contractual representations and warranties vary significantly depending upon the transaction and purchaser-type (agency versus private) of the loans transferred. Typical whole loan sales include relatively broad representations and warranties, while FH proprietary securitizations include more limited representations and warranties. A substantial majority of FHN’s accrued liability for repurchase obligations for alleged breaches of representations and warranties relate to mortgage loans sold to GSEs. As of December 31, 2013, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitizations based on breaches of representations and warranties.

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

In the fourth quarter of 2013, FHN entered into a DRA with Fannie Mae. In February 2014, FHN entered into a DRA with Freddie Mac. Each DRA resolved certain selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans FHN no longer serviced at the time of the DRA. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have obligations related to mortgage insurance rescissions, cancellations, and denials. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for mortgage insurance cancellations and denials to the extent attributable to the acts of the current servicer. FHN has contemplated, among other things, the DRAs, estimates of FHN’s repurchase exposure related to loans excluded from the DRAs, and estimates of FHN’s repurchase exposure related to certain other loan sales. Additionally, FHN continues to monitor claims included in the active pipeline, historical repurchase rates, and loss severities.

FIRST HORIZON NATIONAL CORPORATION	63

Based on currently available information and experience to date, FHN has evaluated its exposure under these obligations and accordingly had reserved for losses of $165.8 million and $234.1 million as of December 31, 2013 and 2012, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income. The estimate is based upon currently available information and fact patterns that exist as of the balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability. FHN continues to monitor trends in claims activity, loss severities, success rates, GSE review practices, and MI cancellations in order to assess the adequacy of the repurchase liability. At December 31, 2013, FHN had not accrued for exposure for repurchase of loans related to FH proprietary securitizations arising from claims that FHN breached its representations and warranties made at closing.

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

Effective January 1, 2012, companies are permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether the quantitative assessment should be performed. If FHN concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying value, or if management elects, the quantitative analysis is performed. FHN elected to perform the quantitative analysis in 2013.

FHN has historically engaged an independent valuation expert to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2013 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public companies’ trading values, and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the capital markets reporting unit. The most recent valuations as of October 1, 2013, indicated no goodwill impairment in either of the reporting units with goodwill. As of the most recent assessment the fair value of regional banking and capital markets exceeded their carrying values by 111 percent and 103 percent, respectively.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a “critical accounting estimate” because estimates and assumptions are made about FHN’s future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.). FHN’s policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and capital markets business reporting units. As of December 31, 2013, the corporate and non-strategic reporting units had no associated goodwill.

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

64	FIRST HORIZON NATIONAL CORPORATION

utilizes a risk-adjusted methodology that incorporates each reporting unit’s credit, market, interest rate, operational and compliance risks. Unallocated equity is retained in the corporate reporting unit, which has no goodwill. As of the most recent measurement date unallocated equity primarily related to the uncertainty of contingencies related to legacy businesses included in the non-strategic reporting unit as well as FHN’s capital deployment initiatives, including potential share buybacks, potential dividend increases, and potential acquisitions.

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

Income tax expense consists of both current and deferred taxes. Current income tax expense is an estimate of taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions. A DTA or DTL is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, DTAs are subject to a “more likely than not” test to determine whether the full amount of the DTAs should be realized in the financial statements. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. Realization is dependent on generating sufficient taxable income prior to the expiration of the carryforwards attributable to the DTA. In projecting future taxable income, FHN incorporates assumptions including the amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business. If the “more likely than not” test is not met, a valuation allowance must be established against the DTA.

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

FIRST HORIZON NATIONAL CORPORATION	65

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

See Note 18 – Contingencies and Other Disclosures for additional information.

ACCOUNTING STANDARD UPDATES ISSUED BUT NOT CURRENTLY EFFECTIVE

In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Generally, ASU 2013-11 requires that an unrecognized tax benefit should reduce a deferred tax asset (“DTA”) that has been established for a net operating loss (“NOL”), a tax credit carryforward, or other similar tax losses. However, if a filer does not have such carryforwards or similar tax losses at the reporting date, the uncertain tax position should be recorded as a liability. If a filer does have a DTA, but is not required by tax law of the applicable jurisdiction to use the DTA to settle additional taxes from the disallowance of a tax position and that is the filers’ intent, the uncertain tax position should be recognized as a liability in that situation as well and not netted with the DTA. The assessment of whether a DTA is available is based on the unrecognized tax benefit and DTA that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The provisions of ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The provisions of ASU 2013-11 should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. FHN does not expect the adoption of the provisions of ASU 2013-11 to have a material effect on FHN’s statement of condition, results of operations, or cash flows.

In January 2014, the FASB issued ASU 2014-01, “Equity Method and Joint Ventures: Accounting for Investments in Qualified Affordable Housing Projects.” ASU 2014-01 permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using a proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense/(benefit). A reporting entity should evaluate whether the conditions have been met to apply the proportional amortization method to an investment in a qualified affordable housing project through a limited liability entity at the time of initial investment on the basis of facts and circumstances that exist at that time. A reporting entity should reevaluate the conditions upon the occurrence of certain specified events. An investment in a qualified affordable housing project through a

66	FIRST HORIZON NATIONAL CORPORATION

limited liability entity should be tested for impairment when there are events or changes in circumstances indicating that it is more likely than not that the carrying amount of the investment will not be realized. For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment. The decision to apply the proportional amortization method of accounting is an accounting policy decision that should be applied consistently to all qualifying affordable housing project investments rather than a decision to be applied to individual investments. The provisions of ASU 2014-01 are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014, and will be applied retrospectively to all periods presented. Early adoption is permitted. FHN is evaluating the effects of ASU 2014-01 on its portfolio of low income housing investments.

In January 2014, the FASB issued ASU 2014-04, “Receivables—Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” ASU 2014-04 clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. ASU 2014-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt ASU 2014-04 using either a modified retrospective transition method or a prospective transition method. Under the modified retrospective transition method, an entity should apply ASU 2014-04 by means of a cumulative-effect adjustment to residential consumer mortgage loans and foreclosed residential real estate properties existing as of the beginning of the annual period for which the amendments are effective. Early adoption is permitted. FHN is evaluating the requirements of ASU 2014-04 with respect to its current foreclosure accounting practices.

FIRST HORIZON NATIONAL CORPORATION	67

QUARTERLY FINANCIAL INFORMATION

Table 29  –  Summary of Quarterly Financial Information

(Dollars in millions except per share data)	2013				2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Summary income information:
Interest income	$179.1	$182.6	$184.0	$186.4	$196.2	$200.5	$200.7	$201.5
Interest expense	21.9	23.8	24.0	25.0	25.6	27.1	28.1	29.6
Provision for loan losses	15.0	10.0	15.0	15.0	15.0	40.0	15.0	8.0
Noninterest income	135.0	150.5	142.6	156.4	146.4	163.5	158.9	202.4
Noninterest expense	257.1	433.6	227.4	240.5	271.4	263.2	527.2	322.0
Income/(loss) from continuing operations	53.9	(103.1)	45.2	44.5	43.6	28.6	(122.4)	33.8
Income/(loss) from discontinued operations, net of tax	-	0.1	-	0.5	-	0.1	0.5	(0.4)
Net income/(loss)	53.9	(103.0)	45.2	45.0	43.6	28.7	(121.9)	33.4
Income/(loss) available to common shareholders	$49.4	$(107.5)	$40.8	$41.0	$40.7	$25.8	$(124.8)	$30.5

Earnings/(loss) per common share from continuing operations	$0.21	$(0.45)	$0.17	$0.17	$0.17	$0.10	$(0.50)	$0.12
Earnings/(loss) per common share	0.21	(0.45)	0.17	0.17	0.17	0.10	(0.50)	0.12
Diluted earnings/(loss) per common share from continuing operations	0.21	(0.45)	0.17	0.17	0.17	0.10	(0.50)	0.12
Diluted earnings/(loss) per common share	0.21	(0.45)	0.17	0.17	0.17	0.10	(0.50)	0.12

Common stock information:
Closing price per share:
High	$11.68	$12.55	$11.67	$11.26	$10.16	$10.23	$10.58	$10.89
Low	10.65	10.99	9.72	9.96	9.00	7.91	7.55	8.23
Period-end	11.65	10.99	11.20	10.68	9.91	9.63	8.65	10.38
Cash dividends declared per share	0.05	0.05	0.05	0.05	0.01	0.01	0.01	0.01

68	FIRST HORIZON NATIONAL CORPORATION

NON-GAAP INFORMATION

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:

Table 30  –  Non-GAAP to GAAP Reconciliation

(Dollars in thousands)	2013	2012

Tangible Common Equity (Non-GAAP)
(A) Total equity (GAAP)	$2,500,751	$2,509,206
Less: Noncontrolling interest (a)	295,431	295,165
Less: Preferred Stock	95,624	-

Total common equity	2,109,696	2,214,041
Less: Intangible assets (GAAP) (b)	163,931	156,942

(B) Tangible common equity (Non-GAAP)	1,945,765	2,057,099
Less: Unrealized gains/(losses) on AFS securities, net of tax	(11,241)	55,250

(C) Adjusted tangible common equity (Non-GAAP)	$1,957,006	$2,001,849

Tangible Assets (Non-GAAP)
(D) Total assets (GAAP)	$23,789,833	$25,334,019
Less: Intangible assets (GAAP) (b)	163,931	156,942

(E) Tangible assets (Non-GAAP)	$23,625,902	$25,177,077

Tier 1 Common (Non-GAAP)
(F) Tier 1 capital (c)	$2,618,976	$2,640,776
Less: Noncontrolling interest – FTBNA preferred stock (a) (d)	294,816	294,816
Less: Preferred Stock	95,624	-
Less: Trust preferred (e)	200,000	200,000

(G) Tier 1 common (Non-GAAP)	$2,028,536	$2,145,960

Risk Weighted Assets
(H) Risk weighted assets (c)	$18,878,594	$20,153,430

Ratios
(B)/(E) Tangible common equity to tangible assets (“TCE/TA”) (Non-GAAP)	8.24%	8.17%
(A)/(D) Total period-end equity to period-end assets (GAAP)	10.51	9.90
(G)/(H) Tier 1 common to risk weighted assets (Non-GAAP)	10.75	10.65
(F)/(D) Tier 1 capital to total assets (GAAP)	11.01	10.42
(C)/(H) Adjusted common equity to risk weighted assets (“TCE/RWA”) (Non-GAAP) (f)	10.37	9.93

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Included in Total equity on the Consolidated Statements of Condition.

(b)	Includes goodwill and other intangible assets, net of amortization.

(c)	Defined by and calculated in conformity with bank regulations.

(d)	Represents FTBNA preferred stock included in noncontrolling interest.

(e)	Included in Term borrowings on the Consolidated Statements of Condition.

(f)	See Glossary of Terms for definition of ratio.

FIRST HORIZON NATIONAL CORPORATION	69

Table 30  –  Non-GAAP to GAAP Reconciliation (continued)

(Dollars in thousands)	2013	2012	2011

Net interest income adjusted for impact of fully taxable equivalent (“FTE”) (Non-GAAP)
Regional Banking
Net interest income (GAAP)	$591,324	$605,495	$568,533
FTE adjustment	7,142	6,274	5,540

Net interest income adjusted for impact of FTE (Non-GAAP)	$598,466	$611,769	$574,073

Capital Markets
Net interest income (GAAP)	$16,165	$20,735	$23,118
FTE adjustment	467	661	335

Net interest income adjusted for impact of FTE (Non-GAAP)	$16,632	$21,396	$23,453

Corporate
Net interest income/(expense) (GAAP)	$(43,302)	$(31,556)	$(15,048)
FTE adjustment	29	74	213

Net interest income/(expense) adjusted for impact of FTE (Non-GAAP)	$(43,273)	$(31,482)	$(14,835)

Non-Strategic
Net interest income (GAAP)	$73,187	$93,993	$124,229
FTE adjustment	-	-	-

Net interest income adjusted for impact of FTE (Non-GAAP)	$73,187	$93,993	$124,229

Total Consolidated
Net interest income (GAAP)	$637,374	$688,667	$700,832
FTE adjustment	7,638	7,009	6,088

Net interest income adjusted for impact of FTE (Non-GAAP)	$645,012	$695,676	$706,920

Certain previously reported amounts have been reclassified to agree with current presentation.

70	FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted Tangible Common Equity to Risk Weighted Assets (“TCE/RWA”)  –  Common equity excluding intangible assets and unrealized gains/losses on available-for-sale securities divided by risk weighted assets.

Allowance for Loan Losses (“ALLL”)  –  Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Agencies  –  In this annual report, agencies are collectively GSEs plus GNMA.

Basis Point  –  The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure spreads and movements in interest yields and rates and in measures based on interest yields and rates.

Book Value Per Common Share  –  A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial and Standby Letters of Credit  –  Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers’ payables and receivables. Standby letters of credit are issued by an entity to ensure its customers’ performance in dealing with others.

Commitment to Extend Credit (“Unfunded Commitments”)  –  Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Common Equity Tier 1  –  A measure of a company’s capital position under U.S. Basel III capital rules first applicable to FHN in 2015, which includes common equity less goodwill, other intangibles and certain other required regulatory deductions as defined in those rules.

Core Businesses  –  Management treats regional banking, capital markets, and corporate as FHN’s core businesses. Non-strategic has significant legacy assets and operations that are being wound down.

Core Deposits  –  Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument  –  A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings/(Loss) Per Common Share (“Diluted EPS”)  –  Net income/(loss) available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Discharged Bankruptcies  –  Residential real estate secured loans where the borrower has been discharged from personal liability through bankruptcy proceedings. Such loans that have not been reaffirmed by the borrower are charged down to estimated collateral value less disposition costs (net realizable value) and are reported as nonaccruing TDRs.

Earning Assets  –  Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings/(Loss) Per Common Share (“EPS”)  –  Net income/(loss) available to common shareholders, divided by the weighted average number of common shares outstanding.

Excess Interest-Only Strip  –  Financial asset representing the right to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights.

FIRST HORIZON NATIONAL CORPORATION	71

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Fully Taxable Equivalent (“FTE”)  –  Reflects the amount of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Forward Contracts  –  Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Government Sponsored Entities (“GSEs”)  –  In this annual report, the term “GSEs” includes FNMA and FHLMC.

Individually Impaired Loans  –  Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment.

Interest-Only Strip  –  Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

Interest Rate Caps and Floors  –  Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper “capped” level or falls below a fixed lower “floor” level on specified future dates.

Interest Rate Option  –  A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Swap  –  An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions  –  Options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio  –  Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available-for-sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Limited Issue Focused Examination (“LIFE”)  –  An accelerated, issue driven examination process where the taxpayer and examiner work together on the most significant issues on the tax return, which results in a more focused examination.

Lower of Cost or Market (“LOCOM”)  –  A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.

Market Capitalization  –  Market value of a company is computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities (“MBS”)  –  Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Warehouse  –  Mortgage loans that have been closed and funded and are awaiting sale and delivery into the secondary market. Also includes loans that management does not have the intent and ability to hold for the foreseeable future.

Mortgage Servicing Rights (“MSR”)  –  The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

72	FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Net Interest Margin (“NIM”)  –  Expressed as a percentage, net interest margin is a ratio computed by dividing a day-weighted fully taxable equivalent net interest income by average earning assets.

Net Interest Spread  –  The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual or Nonperforming Loans  –  Loans on which interest accruals have been discontinued due to the borrower’s financial difficulties. Interest income on these loans is generally reported on a cash basis as it is collected after recovery of principal.

Non-GAAP  –  Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 30 of MD&A.

Nonperforming Assets (“NPAs”)  –  Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.

Origination Fees  –  A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses  –  The periodic charge to earnings for inherent losses in the loan portfolio.

Purchase Credit Impaired (“PCI”) Loans  –  Acquired loans that have experienced deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured.

Purchase Obligation  –  An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds  –  The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, and other short-term borrowings.

Restricted Real Estate Loans and Secured Borrowings  –  Includes restricted loans that are assets of a consolidated variable interest entity that can be used only to settle obligations of the consolidated variable interest entity and loans from nonconsolidated variable interest entities in which the securitization did not qualify for sale treatment per GAAP. These loans secure long-term borrowings of the respective VIE.

Repurchase Agreement  –  A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Return on Average Assets (“ROA”)  –  A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Common Shareholders’ Equity (“ROE”)  –  A measure of profitability that indicates what an institution earned on its shareholders’ investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.

Risk-Adjusted Assets  –  A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization’s assets and off-balance sheet financial instruments.

Tangible Common Equity to Tangible Assets (“TCE/TA”)  –  A ratio which may be used to evaluate a company’s capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company’s total assets less goodwill and other intangible assets.

FIRST HORIZON NATIONAL CORPORATION	73

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Tier 1 Capital Ratio  –  Ratio consisting of shareholders’ equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Tier 1 Common  –  A measure of a company’s capital position under current U.S. capital rules applicable to FHN, which includes Tier 1 capital as currently defined less preferred stock amounts.

Total Capital Ratio  –  Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

Transaction Account Guarantee (“TAG”) Program  –  Established in 2008, the TAG program guarantees non-interest bearing accounts beyond the $250,000 coverage available under the FDIC’s general deposit insurance rules. Participating financial institutions are subject to certain fees based upon the FDIC’s risk-based premium system. FHN voluntarily participated in the TAG program until it expired on December 31, 2012.

Troubled Debt Restructuring (“TDR”)  –  A loan is identified and reported as a TDR when FHN has granted an economic concession to a borrower experiencing financial difficulty.

74	FIRST HORIZON NATIONAL CORPORATION

ACRONYMS

AFS	Available-for-sale
ALCO	Asset/Liability Committee
ALLL	Allowance for loan losses
ALR	Average loss rate model
ALT A	Alternative-A
ASC	FASB Accounting Standards Codification
ASU	Accounting Standards Update
BOLI	Bank-owned life insurance
C&I	Commercial, financial, and industrial loan portfolio
CD	Certificate of deposit
CDO	Collateralized debt obligation
CEO	Chief Executive Officer
CLTV	Combined loan-to-value
CMO	Collateralized mortgage obligations
CPP	U.S. treasury capital purchase program
CRA	Credit Risk Assurance
CRE	Commercial Real Estate
CRMC	Credit Risk Management Committee
DOJ	U.S. Department of Justice
DRA	Definitive resolution agreement
DSCR	Debt service coverage ratios
DTA	Deferred tax asset
DTI	Debt-to-income
DTL	Deferred tax liability
ENEC	Employee non-voluntary elective contribution
EPS	Earnings per share
ESOP	Employee stock ownership plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation.
FFP	Federal funds purchased
FFS	Federal funds sold
FH	First Horizon
FHA	Federal Housing Administration
FHFA	Federal Housing Finance Agency
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation or Freddie Mac
FHN	First Horizon National Corporation
FICO	Fair Isaac Corporation
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association or Fannie Mae
FRB	Federal Reserve Bank or the Fed
FTBNA	First Tennessee Bank National Association
FTE	Fully taxable equivalent
FTHC	First Tennessee Housing Corporation
FTNF	FTN Financial
FTNMC	First Tennessee New Markets Corporation

FIRST HORIZON NATIONAL CORPORATION	75

ACRONYMS (continued)

FTRESC	FT Real Estate Securities Company, Inc.
GAAP	Generally accepted accounting principles
GNMA	Government National Mortgage Association or Ginnie Mae
GSE	Government sponsored enterprises, in this filing references Fannie Mae and Freddie Mac
HAMP	Home Affordable Modification Program
HELOC	Home equity lines of credit
HFS	Held-for-sale
HTM	Held to maturity
HUD	Department of Housing and Urban Development
IO	Interest-only
IPO	Initial public offering
IRS	Internal Revenue Service
LGD	Loss given default
LIBOR	London Inter-Bank Offered Rate
LIHTC	Low Income Housing Tax Credit
LLC	Limited liability company
LOCOM	Lower of cost or market
LRRD	Loan Rehab and Recovery Department
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management’s Discussion and Analysis of Financial Condition and Results of Operations
MI	Private mortgage insurance
MNB	Mountain National Bank
MSR	Mortgage servicing rights
NAICS	North American Industry Classification System
NCUA	National Credit Union Administration
NII	Net interest income
NIM	Net interest margin
NMTC	New Market Tax Credit
NOL	Net operating loss
NPA	Nonperforming asset
NPL	Nonperforming loan
NPR	Notice of proposed rulemaking
NRV	Net realizable value
NSF	Non-sufficient funds
OCC	Office of the Comptroller of the Currency
OIS	Overnight indexed swap
OTC	One-time close
OTTI	Other than temporary impairment
P&I	Principal and interest
PCI	Purchase credit impaired
PD	Probability of default
PM	Portfolio managers
PO	Principal-only
PreTSL	Preferred Term Securities Limited
QSPE	Qualifying special purposes entities

76	FIRST HORIZON NATIONAL CORPORATION

ACRONYMS (continued)

R/E	Real estate
REIT	Real estate investment trust
Res CRE	Residential commercial real estate construction loan portfolio or residential CRE
RM	Relationship managers
ROA	Return on assets
ROE	Return on equity
RSU	Restricted stock unit
RWA	Risk weighted assets
SBA	Small Business Administration
SEC	Securities and Exchange Commission
SVaR	Stressed Value-at-Risk
TA	Tangible assets
TAF	Term Auction Facility
TAG	Transaction Account Guarantee
TARP	Troubled Asset Relief Program
TCE	Tangible common equity
TDR	Troubled Debt Restructuring
TRUP	Trust preferred loan
UPB	Unpaid principal balance
UST	United States Treasury Department
UTB	Unrecognized tax benefit
VA	Veterans Administration
VaR	Value-at-Risk
VIE	Variable Interest Entities

FIRST HORIZON NATIONAL CORPORATION	77

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

Management assessed the effectiveness of First Horizon National Corporation’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2013.

First Horizon National Corporation’s independent auditors have issued an attestation report on First Horizon National Corporation’s internal control over financial reporting. That report appears on the following page.

78	FIRST HORIZON NATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited First Horizon National Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, First Horizon National Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 27, 2014 expressed an unqualified opinion on those consolidated financial statements.

Memphis, Tennessee
February 27, 2014

FIRST HORIZON NATIONAL CORPORATION	79

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three- year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Memphis, Tennessee
February 27, 2014

80	FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands, except restricted and share amounts)	December 31
	2013	2012

Assets:
Cash and due from banks (Restricted – $1.2 million on December 31, 2013 and $– on December 31, 2012)	$349,216	$469,879
Federal funds sold	66,079	34,492
Securities purchased under agreements to resell (Note 26)	412,614	601,891

Total cash and cash equivalents (Restricted – $1.2 million on December 31, 2013 and $– on December 31, 2012)	827,909	1,106,262

Interest-bearing cash	730,297	353,373
Trading securities	801,718	1,262,720
Loans held-for-sale	370,152	401,937
Securities available-for-sale (Note 3)	3,398,457	3,061,808
Loans, net of unearned income (Restricted – $.1 billion on December 31, 2013 and 2012) (Note 4)	15,389,074	16,708,582
Less: Allowance for loan losses (Restricted – $4.4 million on December 31, 2013 and $4.3 million on December 31, 2012) (Note 4)	253,809	276,963

Total net loans (Restricted – $.1 billion on December 31, 2013 and 2012)	15,135,265	16,431,619

Mortgage servicing rights (Note 6)	72,793	114,311
Goodwill (Note 7)	141,943	134,242
Other intangible assets, net (Note 7)	21,988	22,700
Capital markets receivables (a)	45,255	117,772
Premises and equipment, net (Note 5)	305,244	303,273
Real estate acquired by foreclosure	71,562	60,690
Derivative assets (Note 25)	181,866	292,472
Other assets (Restricted – $1.9 million on December 31, 2013 and 2012)	1,685,384	1,670,840

Total assets (Restricted – $.1 billion on December 31, 2013 and 2012)	$23,789,833	$25,334,019

Liabilities and equity:
Deposits:
Savings	$6,732,326	$6,705,496
Time deposits	951,755	1,019,938
Other interest-bearing deposits	3,859,079	3,798,313
Certificates of deposit $100,000 and more	553,957	503,490

Interest-bearing	12,097,117	12,027,237
Noninterest-bearing	4,637,839	4,602,472

Total deposits	16,734,956	16,629,709

Federal funds purchased (Note 9)	1,042,633	1,351,023
Securities sold under agreements to repurchase (Note 9 and Note 26)	442,789	555,438
Trading liabilities (Note 9)	368,348	564,429
Other short-term borrowings (Note 9)	181,146	441,201
Term borrowings (Restricted – $.1 billion on December 31, 2013 and 2012) (Note 10)	1,739,859	2,226,482
Capital markets payables (a)	21,173	110,329
Derivative liabilities (Note 25)	154,280	202,269
Other liabilities	603,898	743,933

Total liabilities (Restricted – $.1 billion on December 31, 2013 and 2012)	21,289,082	22,824,813

Equity:
First Horizon National Corporation Shareholders’ Equity:
Preferred stock – Series A, non-cumulative perpetual, no par value, liquidation preference of $100,000 per share – (shares authorized – 1,000; shares issued – 1,000 on December 31, 2013 and – on December 31, 2012)	95,624	-
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 236,369,554 on December 31, 2013 and 243,597,780 on December 31, 2012)	147,731	152,249
Capital surplus	1,416,767	1,488,463
Undivided profits	695,207	719,672
Accumulated other comprehensive loss, net (Note 15)	(150,009)	(146,343)

Total First Horizon National Corporation Shareholders’ Equity	2,205,320	2,214,041

Noncontrolling interest (Note 12)	295,431	295,165

Total equity	2,500,751	2,509,206

Total liabilities and equity	$23,789,833	$25,334,019

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)

Balances reflect the net presentation of certain capital markets receivables and payables. Prior period has been revised for comparability. Refer to Note 1 – Summary of Significant Accounting Policies for additional information.

FIRST HORIZON NATIONAL CORPORATION	81

CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands except per share data, unless otherwise noted)	Year Ended December 31
	2013	2012	2011

Interest income:
Interest and fees on loans	$599,710	$648,555	$654,430
Interest on investment securities	83,787	98,450	118,106
Interest on loans held-for-sale	12,982	14,906	15,910
Interest on trading securities	34,548	35,363	43,191
Interest on other earning assets	1,026	1,679	800

Total interest income	732,053	798,953	832,437

Interest expense:
Interest on deposits:
Savings	14,762	19,744	26,963
Time deposits	15,879	21,265	29,274
Other interest-bearing deposits	3,747	5,896	6,247
Certificates of deposit $100,000 and more	5,642	8,311	9,817
Interest on trading liabilities	13,624	10,450	14,958
Interest on short-term borrowings	4,704	5,286	5,838
Interest on term borrowings	36,321	39,334	38,508

Total interest expense	94,679	110,286	131,605

Net interest income	637,374	688,667	700,832
Provision for loan losses	55,000	78,000	44,000

Net interest income after provision for loan losses	582,374	610,667	656,832

Noninterest income:
Capital markets	272,364	334,912	355,291
Deposit transactions and cash management	114,383	120,168	134,055
Brokerage, management fees and commissions	42,261	34,934	32,964
Mortgage banking	33,275	51,890	90,586
Trust services and investment management	26,523	24,319	24,952
Bankcard income	20,482	22,384	22,388
Bank owned life insurance	16,614	18,805	19,615
Other service charges	13,440	12,935	12,182
Insurance commissions	3,023	3,148	3,591
Equity securities gains/(losses), net	2,211	365	35,392
Debt securities gains/(losses), net (Note 15)	(451)	328	772
Gain on divestitures	111	200	-
All other income and commissions (Note 14)	40,341	46,941	54,223

Total noninterest income	584,577	671,329	786,011

Adjusted gross income after provision for loan losses	1,166,951	1,281,996	1,442,843

Noninterest expense:
Employee compensation, incentives, and benefits (2013 includes $10.1 million of expense associated with pension and post-retirement plans reclassified from accumulated other comprehensive income)	529,041	640,857	610,225
Repurchase and foreclosure provision	170,000	299,256	159,590
Legal and professional fees	53,359	38,750	69,643
Occupancy	50,565	49,027	53,613
Computer software	40,327	40,018	34,656
Contract employment and outsourcing	35,920	41,198	41,896
Operations services	35,215	35,429	50,347
Equipment rentals, depreciation, and maintenance	31,738	31,246	32,914
FDIC premium expense	20,156	27,968	28,302
Advertising and public relations	18,239	17,439	16,884
Communications and courier	17,958	18,318	19,100
Foreclosed real estate	4,299	11,041	22,076
Amortization of intangible assets	3,912	3,910	4,016
All other expense (Note 14)	147,872	129,244	149,733

Total noninterest expense	1,158,601	1,383,701	1,292,995

Income/(loss)before income taxes	8,350	(101,705)	149,848
Provision/(benefit) for income taxes (2013 includes $4.1 million of income tax benefit reclassified from accumulated other comprehensive income) (Note 16)	(32,169)	(85,262)	15,836

Income/(loss) from continuing operations	40,519	(16,443)	134,012
Income/(loss) from discontinued operation, net of tax (a)	548	148	8,618

Net income/(loss)	$41,067	$(16,295)	$142,630

Net income attributable to noncontrolling interest	11,465	11,464	11,434

Net income/(loss) attributable to controlling interest	$29,602	$(27,759)	$131,196

Preferred stock dividends	5,838	-	-

Net income/(loss) available to common shareholders	$23,764	$(27,759)	$131,196

Basic earnings/(loss) per share from continuing operations (Note 17)	$0.10	$(0.11)	$0.47

Diluted earnings/(loss) per share from continuing operations (Note 17)	$0.10	$(0.11)	$0.47

Basic earnings/(loss) per share available to common shareholders (Note 17)	$0.10	$(0.11)	$0.50

Diluted earnings/(loss) per share available to common shareholders (Note 17)	$0.10	$(0.11)	$0.50

Weighted average common shares (Note 17)	237,972	248,349	260,574

Diluted average common shares (Note 17)	239,794	248,349	262,861

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Due to the nature of the preferred stock issued by FHN and its subsidiaries, all components of Income/(loss) from discontinued operations, net of tax have been attributed solely to FHN as the controlling interest holder.

82	FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)	Year Ended December 31
	2013	2012	2011

Net income/(loss)	$41,067	$(16,295)	$142,630
Other comprehensive income/(loss), net of tax:
Fair value adjustments on securities available-for-sale arising during the period, Net of tax of $(41.9) million for 2013, $(7.4) million for 2012 and $14.1 million for 2011	(66,768)	(11,619)	22,175
Reclassification adjustment for (gain)/loss on securities available-for-sale included in Net income/(loss), Net of tax of $.2 million for 2013, $(.1) million for 2012 and $(.3) million for 2011	277	(200)	(472)

Fair value adjustments on securities available-for-sale	(66,491)	(11,819)	21,703

Net actuarial gain/(loss) arising during the period, Net of tax of $31.4 million for 2013, $(17.9) million for 2012 and $(23.3) million for 2011	50,064	(27,204)	(37,616)
Prior service credit/(cost) arising during the period, Net of tax of $4.1 million for 2013	6,563	-	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost, Net of tax of $3.9 million for 2013, $15.0 million for 2012 and $8.3 million for 2011	6,198	22,836	13,303

Total pension and post retirement plans	62,825	(4,368)	(24,313)

Other comprehensive income/(loss)	(3,666)	(16,187)	(2,610)

Comprehensive income/(loss)	37,401	(32,482)	140,020

Comprehensive income attributable to noncontrolling interest	11,465	11,464	11,434

Comprehensive income/(loss) attributable to controlling interest	$25,936	$(43,946)	$128,586

See accompanying notes to consolidated financial statements.

FIRST HORIZON NATIONAL CORPORATION	83

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest

Balance, December 31, 2010	263,366	$2,678,005	$-	$164,604	$1,714,070	$631,712	$(127,546)	$295,165
Net income/(loss)	-	142,630	-	-	-	131,196	-	11,434
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	21,703	-	-	-	-	21,703	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	(37,616)	-	-	-	-	(37,616)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	13,303	-	-	-	-	13,303	-

Comprehensive income/(loss)	-	140,020	-	-	-	131,196	(2,610)	11,434

Common stock warrants repurchased – CPP	-	(79,700)	-	-	(79,700)	-	-	-
Cash dividends declared ($.04 per share)	-	(10,324)	-	-	-	(10,324)	-	-
Common stock repurchased (b)	(6,281)	(45,111)	-	(3,925)	(41,186)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	383	(1)	-	239	(240)	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(5,771)	-	-	(5,771)	-	-	-
Stock-based compensation expense	-	14,173	-	-	14,173	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,434)	-	-	-	-	-	(11,434)
Other changes in equity	-	4,780	-	-	-	4,780	-	-

Balance, December 31, 2011	257,468	2,684,637	-	160,918	1,601,346	757,364	(130,156)	295,165
Net income/(loss)	-	(16,295)	-	-	-	(27,759)	-	11,464
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	(11,819)	-	-	-	-	(11,819)	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	(27,204)	-	-	-	-	(27,204)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	22,836	-	-	-	-	22,836	-

Comprehensive income/(loss)	-	(32,482)	-	-	-	(27,759)	(16,187)	11,464

84	FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (continued)

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest

Cash dividends declared ($.04 per share)	-	(9,933)	-	-	-	(9,933)	-	-
Common stock repurchased (b)	(14,502)	(133,757)	-	(9,064)	(124,693)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	632	144	-	395	(251)	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(4,140)	-	-	(4,140)	-	-	-
Stock-based compensation expense	-	16,201	-	-	16,201	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,464)	-	-	-	-	-	(11,464)

Balance, December 31, 2012	243,598	2,509,206	-	152,249	1,488,463	719,672	(146,343)	295,165
Net income/(loss)	-	41,067	-	-	-	29,602	-	11,465
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	(66,491)	-	-	-	-	(66,491)	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	50,064	-	-	-	-	50,064	-
Prior service credit/(cost) arising during the period	-	6,563	-	-	-	-	6,563	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	6,198	-	-	-	-	6,198	-

Comprehensive income/(loss)	-	37,401	-	-	-	29,602	(3,666)	11,465

Preferred stock issuance (1,000 shares issued at $100,000 per share net of offering costs)	-	95,624	95,624	-	-	-	-	-
Cash dividends declared:
Preferred stock ($5,838.33 per share)	-	(5,838)	-	-	-	(5,838)	-	-
Common stock ($.20 per share)	-	(48,302)	-	-	-	(48,302)	-	-
Common stock repurchased (b)	(8,356)	(91,448)	-	(5,223)	(86,225)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	1,128	659	-	705	(46)	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(1,569)	-	-	(1,569)	-	-	-
Stock-based compensation expense	-	16,144	-	-	16,144	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,465)	-	-	-	-	-	(11,465)
Real estate investment trust (“REIT”) preferred stock issuance	-	92	-	-	-	-	-	92
Acquired noncontrolling interest-REIT	-	174	-	-	-	-	-	174
Other changes in equity	-	73	-	-	-	73	-	-

Balance, December 31, 2013	236,370	$2,500,751	$95,624	$147,731	$1,416,767	$695,207	$(150,009)	$295,431

See accompanying notes to consolidated financial statements.

(a)	Due to the nature of the preferred stock issued by FHN’s subsidiaries, all components of other comprehensive income/(loss) have been attributed solely to FHN as the controlling interest holder.

(b)	2013, 2012 and 2011 include $87.6 million, $131.0 million, and $44.1 million, respectively, repurchased under the share repurchase program launched in 2011.

FIRST HORIZON NATIONAL CORPORATION	85

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31
		2013	2012	2011

Operating	Net income/(loss)	$41,067	$(16,295)	$142,630
Activities	Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:
	Provision for loan losses	55,000	78,000	44,000
	Provision/(benefit) for deferred income taxes	(14,449)	(70,266)	36,035
	Depreciation and amortization of premises and equipment	36,514	35,028	34,624
	Amortization of intangible assets	3,912	3,910	4,380
	Net other amortization and accretion	31,187	79,034	50,317
	Net (increase)/decrease in derivatives	650	(8,847)	5,145
	Market value adjustment on mortgage servicing rights	(20,182)	5,075	41,260
	Repurchase and foreclosure provision	170,000	299,256	159,590
	Fair value adjustment to foreclosed real estate	4,987	9,422	18,358
	Goodwill impairment	-	-	10,100
	Litigation and regulatory matters	63,654	33,313	41,279
	(Gains)/losses on divestitures (a)	(638)	(485)	(10,143)
	Stock-based compensation expense	16,144	16,201	14,173
	Tax benefit reversals stock-based compensation plans	1,569	4,140	5,771
	Equity securities (gains)/losses, net	(2,211)	(365)	(35,392)
	Debt securities (gains)/losses, net	451	(328)	(772)
	Gains on extinguishment of debt	-	-	(5,761)
	Net (gains)/losses on sale/disposal of fixed assets	2,213	(2,540)	1,581
	Net (increase)/decrease in:
	Trading securities	455,520	(283,239)	(226,361)
	Loans held-for-sale	31,785	11,960	(38,608)
	Capital markets receivables (b)	72,517	(31,598)	44,388
	Interest receivable	3,571	6,007	5,449
	Mortgage servicing rights – sales	39,633	-	-
	Other assets	13,860	188,423	(19,964)
	Net increase/(decrease) in:
	Capital markets payables (b)	(89,156)	24,434	35,918
	Interest payable	(4,301)	(2,386)	(7,945)
	Other liabilities	(285,843)	(223,446)	(291,444)
	Trading liabilities	(196,081)	217,144	(14,635)

	Total adjustments	390,306	387,847	(98,657)

	Net cash provided/(used) by operating activities	431,373	371,552	43,973

Investing	Available-for-sale securities:
Activities	Sales	63,787	47,536	495,095
	Maturities	899,591	1,085,524	810,833
	Purchases	(1,348,526)	(1,157,906)	(1,276,125)
	Premises and equipment:
	Sales	765	7,354	-
	Purchases	(27,349)	(21,862)	(35,408)
	Net (increase)/decrease in:
	Loans	1,464,212	(489,308)	75,350
	Interests retained from securitizations classified as trading securities	5,482	8,736	7,894
	Interest-bearing cash	(349,940)	99,483	64,883
	Cash receipts related to divestitures	1,638	5,278	24,467
	Cash received for acquisition	53,293	-	-

	Net cash provided/(used) by investing activities	762,953	(415,165)	166,989

Financing	Common stock:
Activities	Stock options exercised	651	144	-
	Cash dividends paid	(38,229)	(10,066)	(7,944)
	Repurchase of shares (c)	(91,533)	(133,757)	(45,111)
	Repurchase of common stock warrant – CPP	-	-	(79,700)
	Tax benefit reversals stock-based compensation plans	(1,569)	(4,140)	(5,771)
	Preferred stock issuance	95,624	-	-
	Cash dividends paid – preferred stock – noncontrolling interest	(11,465)	(11,406)	(11,375)
	Cash dividends paid – Series A preferred stock	(4,288)	-	-
	Term borrowings:
	Issuance	-	2,699	15,301
	Payments/maturities	(430,088)	(234,209)	(695,936)
	Increases in restricted and secured term borrowings	5,052	7,595	10,318
	Net cash paid for extinguishment of debt	-	-	(100,000)
	Net increase/(decrease) in:
	Deposits	(258,184)	416,700	1,004,778
	Short-term borrowings	(738,650)	288,060	(236,041)

	Net cash provided/(used) by financing activities	(1,472,679)	321,620	(151,481)

	Net increase/(decrease) in cash and cash equivalents	(278,353)	278,007	59,481

	Cash and cash equivalents at beginning of period	$1,106,262	$828,255	$768,774

	Cash and cash equivalents at end of period	$827,909	$1,106,262	$828,255

Supplemental	Total interest paid	$97,387	$111,033	$138,925
Disclosures	Total taxes paid	5,437	33,112	16,399
	Total taxes refunded	26,113	169,396	81,235
	Transfer from loans to other real estate owned	23,340	33,558	63,932

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Net of tax, gains on divestitures are $9.9 million for 2011.

(b)	Balances reflect the net presentation of certain capital markets receivables and payables. Prior periods have been revised for comparability.

(c)	2013, 2012, and 2011 include $87.6 million, $131.0 million, and $44.1 million, respectively, repurchased under the share repurchase program launched in 2011.

86	FIRST HORIZON NATIONAL CORPORATION

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

Business Combinations. FHN accounts for acquisitions as a business combination in accordance with ASC 805, “Business Combinations,” which requires acquired assets and liabilities (other than tax balances) to be recorded at fair value. Business combinations are included in the financial statements from the respective dates of acquisition.

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

FIRST HORIZON NATIONAL CORPORATION	87

Note 1  ❑  Summary of Significant Accounting Policies (continued)

cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated Statements of Condition as “Capital markets receivables” or “Capital markets payables.” Beginning in 2013, these balances reflect the netting of certain capital markets receivables and payables, with prior periods revised for comparability. Retained interests from securitizations in the form of excess interest, interest-only and principal-only strips from sales and securitizations of first lien mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Cash receipts and payments are classified in investing activities on the Consolidated Statements of Cash Flows based on the purpose for which such financial assets were retained.

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

Realized gains and losses for investment securities are determined by the specific identification method and reported in noninterest income. Declines in value judged to be other-than-temporary based on FHN’s analysis of the facts and circumstances related to an individual investment, including securities that FHN has the intent to sell, are also determined by the specific identification method, and reported in noninterest income. For impaired debt securities that FHN does not intend to sell and will not be required to sell prior to recovery but for which credit losses exist, the OTTI recognized is separated between the total impairment related to credit losses which is reported in noninterest income, and the impairment related to all other factors which is excluded from earnings and reported, net of tax, as a component of other comprehensive income within shareholders’ equity.

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

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. As of December 31, 2013 and 2012, and for the three years ended December 31, 2013, all of FHN’s securities purchased under agreements to resell were recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the FRB or to the applicable counterparty. Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds. As of December 31, 2013 and 2012, all of FHN’s securities sold under agreements to repurchase were secured borrowings.

Collateral is valued daily and FHN may require counterparties to deposit additional securities or cash as collateral, or FHN may return cash or securities previously pledged by counterparties, or FHN may be required to post additional securities or cash as collateral, based on the contractual requirements for these transactions.

FHN’s capital markets business utilizes securities borrowing arrangements as part of its trading operations. Securities borrowing transactions generally require FHN to deposit cash with the securities lender. The amount of cash advanced is recorded within Securities purchased under agreements to resell in the Consolidated Statements

88	FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

of Condition. These transactions are not considered purchases and the securities borrowed are not recognized by FHN. FHN does not conduct securities lending transactions.

Loans Held-for-Sale and Securitization and Residual Interests. Prior to fourth quarter 2008, FHN originated first lien mortgage loans (“the warehouse”) for the purpose of selling them in the secondary market, through sales to government sponsored enterprises (“GSEs”), through proprietary securitizations, and to a lesser extent through other whole loan sales. In addition, FHN sold certain of the second lien mortgages and home equity lines of credit (“HELOC”) it produced in the secondary market through securitizations and whole loan sales through third quarter 2007. The majority of the mortgage securitization trusts to which FHN transferred loans remains unconsolidated as FHN is deemed not to be the primary beneficiary based on the interests it retained in the trusts. Under ASC 810, as amended, continual reconsideration of conclusions reached regarding which interest holder is the primary beneficiary of a trust is required. See Note 24 – Variable Interest Entities for additional information regarding FHN’s consolidated and nonconsolidated mortgage securitization trusts.

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

Mortgage loans insured by the Federal Housing Administration (“FHA”) and mortgage loans guaranteed by the Veterans Administration (“VA”) were generally securitized through the Government National Mortgage Association (“GNMA”, “Ginnie Mae", or “Ginnie”) programs. Generally, conforming conventional loans were securitized through GSEs such as the Federal National Mortgage Association (“FNMA”, “Fannie Mae", or “Fannie”) and the Federal Home Loan Mortgage Corporation (“FHLMC”, “Freddie Mac” or “Freddie”). In addition, FHN completed proprietary securitizations of nonconforming first lien and second lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies. Most of these securitizations are accounted for as sales; those that do not qualify for sale treatment are accounted for as consolidated VIEs or financing arrangements.

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

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans or charge-off. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. As required by ASC 310, “Receivables", FHN segregates the loan portfolio into segments and then further disaggregates the portfolio into classes for certain disclosures. Commercial loan portfolio segments include commercial, financial, and industrial (“C&I”) and commercial real estate (“CRE”). Commercial classes within C&I include general C&I, loans to mortgage companies, the trust preferred loans (“TRUPs”) (i.e., loans to bank and insurance-related businesses) portfolio and purchase credit impaired (“PCI”) loans. Loans to mortgage companies includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Commercial classes within commercial real estate include income CRE, residential CRE and PCI loans. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other segment. Retail classes include HELOC, real estate (“R/E”) installment and PCI loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other.

FIRST HORIZON NATIONAL CORPORATION	89

Note 1  ❑  Summary of Significant Accounting Policies (continued)

Nonaccrual and Past Due Loans. Generally, for all portfolio segments and classes other than PCI loans, loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive payments, but there are atypical loan structures or other borrower-specific issues. The determination of whether a troubled debt restructuring (“TDR”) is placed on nonaccrual status generally follows the same internal policies and procedures as other portfolio loans. However, FHN will typically place a consumer real estate loan on nonaccrual status if it is 30 or more days delinquent at the time of modification and is determined to be a TDR, except for residential real estate secured loans discharged in bankruptcy (“discharged bankruptcies”) that are placed on nonaccrual, regardless of delinquency status. Additionally, current second liens are placed on nonaccrual status if junior to first liens that are 90 days or more delinquent or have been modified into a troubled debt restructuring.

For commercial and retail loans within each portfolio segment and class that have been placed on nonaccrual status, accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. For all portfolio segments and classes other than PCI loans, interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Generally, commercial and retail loans within each portfolio segment and class that have been placed on nonaccrual status can be returned to accrual status if all principal and interest is current and FHN expects full repayment of the remaining contractual principal and interest, or the asset becomes well-secured and is in the process of collection. Also, loans for which all contractual amounts can reasonably be expected to be repaid (including arrearages) within a prudent period, and repayment has been in accordance with the contractual terms for a sustained period (generally for a minimum of six months) can be returned to accrual status. Larger commercial loan balances (outstanding balances greater than $1 million) that are being returned to accrual status are subject to review by the Credit Risk Assurance Group. Residential real estate loans discharged through Chapter 7 bankruptcy and not reaffirmed by the borrower are not returned to accrual status. For current second liens that have been placed on nonaccrual because the first lien is 90 or more days delinquent or is a TDR, the second lien may be returned to accrual upon pay-off or cure of the first lien.

Charge-offs. For all commercial and retail loan portfolio segments, all losses of principal are charged to the allowance for loan losses (“ALLL”) in the period in which the loan is deemed to be uncollectible. A commercial loan is not deemed uncollectible until after review of the individual credit by FHN’s Loan Rehab and Recovery Group.

For consumer loans, the timing of a full or partial charge-off generally depends on the loan type and delinquency status. Generally, for the consumer real estate and permanent mortgage segments, a loan will be either partially or fully charged-off when it becomes 180 days past due. At this time, if the collateral value does not support foreclosure, balances are fully charged-off and other avenues of recovery are pursued. If the collateral value supports foreclosure, the loan is charged-down to net realizable value of the collateral less estimated costs to sell and is placed on nonaccrual status. Beginning in third quarter 2012, for residential real estate loans discharged in Chapter 7 bankruptcy and not reaffirmed by the borrower, the fair value of the collateral position is assessed at the time FHN is made aware of the discharge. Within the credit card and other portfolio segment, credit cards are normally charged-off upon reaching 180 days past due while other non real estate consumer loans are charged-off upon reaching 120 days past due.

Impaired Loans. Impaired loans include nonaccrual commercial loans greater than $1 million and modified consumer and commercial loans that have been classified as a TDR and are individually measured for impairment under the guidance of ASC 310. See Note 4 – Loans for a discussion of methodologies utilized by FHN to measure impairment.

Purchase Credit Impaired Loans. ASC 310-30 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, provides guidance for acquired loans that have experienced deterioration of credit quality between

90	FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured (“PCI loans”). PCI loans are initially recorded at fair value which is estimated by discounting expected cash flows at acquisition date. The expected cash flows include all contractually expected amounts (including interest) and incorporate an estimate for future expected credit losses, pre-payment assumptions, and yield requirement for a market participant, among other things. To the extent possible, certain PCI loans were aggregated into pools with composite interest rate and cash flows expected to be collected for the pool. Aggregation into loan pools is based on common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics. Each PCI pool is accounted for as a single unit.

Accretable yield is the excess of cash flows expected at acquisition over the initial investment in the loan and is recognized in interest income over the remaining life of the loan, or pool of loans. Nonaccretable difference is the difference between the contractually required payments at acquisition and the cash flows expected to be collected at acquisition. FHN estimates expected cash flows for PCI loans on a quarterly basis. Increases in expected cash flows from the last measurement result in reversal of any nonaccretable difference (or allowance for loan losses to the extent any has previously been recorded) with a prospective positive impact on interest income. Decreases to the expected cash flows result in an increase in the allowance for loan losses through increased provision expense.

FHN does not report PCI loans as nonperforming loans due to the accretion of interest income. Additionally, PCI loans that have been pooled and subsequently modified will not be reported as troubled debt restructurings since the pool is the unit of measurement.

Allowance for Loan Losses. The ALLL is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. The ALLL is increased by the provision for loan losses and loan recoveries and is decreased by charged-off loans. Reserves are determined in accordance with ASC 450-20-50 “Contingencies – Accruals for Loss Contingencies” and are composed of reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans. The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics. Additionally, the ALLL includes specific reserves established in accordance with ASC 310-10-35 for loans determined by management to be individually impaired. As of December 31, 2013, the ALLL also included an immaterial reserve associated with purchase credit impaired loans. Management uses analytical models based on loss experience subject to qualitative adjustment to reflect current events, trends, and conditions (including economic considerations and trends) to assess the adequacy of the ALLL as of the end of each reporting period. The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment. See Note 4 – Loans for a discussion of FHN’s ALLL methodology and a description of the models utilized in the estimation process for the commercial and consumer loan portfolios.

Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent), the present value of expected future cash flows or by observable market prices; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) reserve rates for the commercial segment are calculated based on historical net charge-offs and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); (4) management’s estimate of probable incurred losses reflects the reserve rate applied against the balance of loans in the commercial segment of the loan portfolio; (5) retail loans are generally segmented based on loan type; (6) reserve amounts for each retail portfolio segment are calculated using analytical models based on delinquency trends and net loss experience and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); and (7) the reserve amount for each retail portfolio segment reflects management’s estimate of probable incurred losses in the retail segment of the loan portfolio.

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

Note 1  ❑  Summary of Significant Accounting Policies (continued)

observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral less estimated costs to sell (net realizable value). Impaired loans also include consumer TDRs. With the exception of discharged bankruptcies which are collateral dependent and charged down to net realizable value, impairment of consumer TDRs is measured using a DCF model. For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the ALLL; however, for impaired collateral-dependent loans FHN generally charges off the full difference between the book value and the estimated net realizable value.

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

Real Estate Acquired by Foreclosure. Real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Losses arising at foreclosure are charged to the appropriate reserve. Properties acquired by foreclosure in compliance with HUD servicing guidelines are included in “Real estate acquired by foreclosure” and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2013, FHN had $25.8 million of these foreclosed properties.

Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of “Other intangible assets” and “Goodwill.” Other intangible assets represents identified intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN assesses goodwill for impairment.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with ASC 815 which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders’ equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies. FHN has elected to present its derivative assets and liabilities gross on the Consolidated Statements of Condition. Amounts of collateral posted or received have not been netted with the related derivatives.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge or cash flow hedge as applicable, or as a free-standing derivative

92	FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

instrument entered into as an economic hedge or to meet customers’ needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 25 – Derivatives for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.

Income Taxes. FHN accounts for income taxes using the asset and liability method pursuant to ASC 740, “Income Taxes,” which requires the recognition of deferred tax assets (“DTAs”) and liabilities (“DTLs”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, FHN’s deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts and the corresponding tax basis of certain assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

Additionally, DTAs are subject to a “more likely than not” test to determine whether the full amount of the DTAs should be realized in the financial statements. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. If the “more likely than not” test is not met, a valuation allowance must be established against the DTA. In the event FHN determines that DTAs are realizable in the future in excess of their net recorded amount, FHN would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

FHN’s ASC 740 policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties are included within the related tax asset/liability line in the consolidated balance sheet.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2009. The Internal Revenue Service (“IRS”) recently completed a limited issue focused examination (“LIFE”) for the years ending December 31, 2011 and 2010. All proposed adjustments with respect to examinations of federal returns filed for 2011 and prior years have been settled. FHN is currently under audit in several states.

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

Repurchase and Foreclosure Provision. The repurchase and foreclosure provision is the charge to earnings necessary to maintain the liability at a level that reflects management’s best estimate of losses associated with the repurchase of loans previously transferred in whole loans sales or securitizations, or make whole requests as of the balance sheet date. See Note 18 – Contingencies and Other Disclosures for discussion related to FHN’s obligations to repurchase such loans.

Legal Costs. Generally, legal costs are expensed as incurred.

Contingency Accruals. Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. FHN establishes loss contingency liabilities for matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a liability to be established at the low end of the range. Expected recoveries from insurance and indemnification arrangements are recognized if they are considered equally as probable and reasonably estimable as the related loss contingency up to the recognized amount of the estimated loss. Gain contingencies and expected recoveries from insurance and indemnification arrangements in excess of the associated recorded estimated losses are recognized when received. Recognized recoveries are recorded as offsets to the related expense in the Consolidated Statements of Income. The favorable resolution of a gain contingency generally results in the recognition of other income in the Consolidated Statements of Income.

Summary of Accounting Changes. Effective January 1, 2013, FHN adopted the provisions of FASB Accounting Standards Update (“ASU”) 2011-11, “Balance Sheet: Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 creates new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. ASU 2011-11 requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The scope of ASU 2011-11 includes derivatives, sale and repurchase agreements/reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The provisions of ASU 2011-11 are effective for periods beginning on or after January 1, 2013, with retrospective application to all periods presented in the financial statements required. Additionally in January 2013, FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", that narrowed the scope of ASU 2011-11. Based on this amendment, ASU 2011-11 applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. Upon adoption of ASU 2011- 11, FHN revised its disclosures accordingly. The adoption of the provisions of ASU 2011-11 had no effect on FHN’s statement of condition, results of operations, or cash flows.

Effective January 1, 2013, FHN adopted the provisions of FASB ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required

94	FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements but modifies interim disclosure requirements such that changes in accumulated other comprehensive income must be disclosed in interim filings. The provisions of ASU 2013-02 are effective for periods beginning after December 15, 2012, with prospective application to transactions or modifications of existing transactions that occur on or after the effective date. Upon adoption of the provisions of ASU 2013-02 on January 1, 2013, FHN revised its financial statements and disclosures accordingly.

In July 2013, the FASB issued ASU 2013-10, “Derivatives and Hedging: Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” ASU 2013-10 provides guidance on the risks that are permitted to be hedged in a fair value or cash flow hedge. The provisions of ASU 2013-10 permit the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, in addition to U.S. Treasury rates and the London Interbank Offered Rate (“LIBOR”). The amendments also remove the restriction on using different benchmark rates for similar hedges. The provisions of ASU 2013-10 are effective prospectively for qualifying new or re-designated hedging relationships entered into on or after July 17, 2013. FHN may apply the provisions of ASU 2013-10 to future hedging relationships.

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

Accounting Changes Issued but Not Currently Effective. In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Generally, ASU 2013-11 requires that an unrecognized tax benefit should reduce a deferred tax asset (“DTA”) that has been established for a net operating loss (“NOL”), a tax credit carryforward, or other similar tax losses. However, if a filer does not have such carryforwards or similar tax losses at the reporting date, the uncertain tax position should be recorded as a liability. If a filer does have a DTA, but is not required by tax law of the applicable jurisdiction to use the DTA to settle additional taxes from the disallowance of a tax position and that is the filers’ intent, the uncertain tax position should be recognized as a liability in that situation as well and not netted with the DTA. The assessment of whether a DTA is available is based on the unrecognized tax benefit and DTA that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The provisions of ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The provisions of ASU 2013-11 should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. FHN does not expect the adoption of the provisions of ASU 2013-11 to have a material effect on FHN’s statement of condition, results of operations, or cash flows.

In January 2014, the FASB issued ASU 2014-01, “Equity Method and Joint Ventures: Accounting for Investments in Qualified Affordable Housing Projects.” ASU 2014-01 permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using a proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense/(benefit). A reporting entity should evaluate whether the conditions have been met to apply the proportional amortization method to an

96	FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

investment in a qualified affordable housing project through a limited liability entity at the time of initial investment on the basis of facts and circumstances that exist at that time. A reporting entity should reevaluate the conditions upon the occurrence of certain specified events. An investment in a qualified affordable housing project through a limited liability entity should be tested for impairment when there are events or changes in circumstances indicating that it is more likely than not that the carrying amount of the investment will not be realized. For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment. The decision to apply the proportional amortization method of accounting is an accounting policy decision that should be applied consistently to all qualifying affordable housing project investments rather than a decision to be applied to individual investments. The provisions of ASU 2014-01 are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014, and will be applied retrospectively to all periods presented. Early adoption is permitted. FHN is evaluating the effects of ASU 2014-01 on its portfolio of low income housing investments.

In January 2014, the FASB issued ASU 2014-04, “Receivables – Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” ASU 2014-04 clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. ASU 2014-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt ASU 2014-04 using either a modified retrospective transition method or a prospective transition method. Under the modified retrospective transition method, an entity should apply ASU 2014-04 by means of a cumulative-effect adjustment to residential consumer mortgage loans and foreclosed residential real estate properties existing as of the beginning of the annual period for which the amendments are effective. Early adoption is permitted. FHN is evaluating the requirements of ASU 2014-04 with respect to its current foreclosure accounting practices.

Note 2  ❑  Acquisitions and Divestitures

On June 7, 2013, First Tennessee Bank National Association (“FTBNA”) acquired substantially all of the assets and liabilities of Mountain National Bank (“MNB”) a community bank headquartered in Sevierville, Tennessee from the Federal Deposit Insurance Corporation (“FDIC”), as receiver, pursuant to a purchase and assumption agreement. Prior to the acquisition, MNB operated 12 branches in Sevier and Blount counties in eastern Tennessee.

Excluding purchase accounting adjustments, FHN acquired approximately $452 million in assets, including approximately $249 million in loans, and assumed approximately $362 million of MNB deposits. There was no premium associated with the acquired deposits and assets were acquired at a discount of $33 million from book value. FHN did not enter into a loss-sharing agreement with the FDIC associated with the MNB purchase.

FHN has accounted for the acquisition as a business combination in accordance with ASC 805, “Business Combinations,” which requires acquired assets and liabilities (other than tax balances) to be recorded at fair value. Generally, the fair value for the acquired loans was estimated using a discounted cash flow analysis with significant unobservable inputs (Level 3) including adjustments for expected credit losses, prepayment speeds, current market rates for similar loans, and an adjustment for investor-required yield given product-type and various risk characteristics (refer to Note 4 – Loans for additional information).

The fair value estimates are subject to refinement for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. In addition, the tax treatment is

FIRST HORIZON NATIONAL CORPORATION	97

Note 2  ❑  Acquisitions and Divestitures (continued)

complex and subject to interpretations that may result in future adjustments of deferred taxes as of the acquisition date.

In accordance with applicable accounting guidance, significant measurement period adjustments related to acquisitions are presented in the acquired balance at closing, with revision of previously reported amounts.

The following schedule details significant assets acquired and liabilities assumed from the FDIC for MNB and estimated purchase accounting/fair value adjustments at June 7:

(Dollars in thousands)	Mountain National Bank
	Acquired from FDIC	Purchase Accounting/ Fair Value Adjustments	As recorded by FHN

Assets:
Cash and cash equivalents	$54,872	$-	$54,872
Interest-bearing cash	26,984	-	26,984
Securities available-for-sale	73,948	(440)	73,508
Loans, net of unearned income	249,001	(33,094)	215,907
Core deposit intangible	-	3,200	3,200
Premises and equipment	10,359	3,755	14,114
Real estate acquired by foreclosure	33,294	(10,930)	22,364
Deferred tax asset	(286)	3,097	2,811
Other assets	3,375	(461)	2,914

Total assets acquired	$451,547	$(34,873)	$416,674

Liabilities:
Deposits	$362,098	$2,000	$364,098
Securities sold under agreements to repurchase	1,930	-	1,930
Federal Home Loan Bank advances	50,040	5,586	55,626
Other liabilities	2,547	-	2,547

Total liabilities assumed	416,615	7,586	424,201

Acquired noncontrolling interest	117	57	174

Total liabilities assumed and acquired noncontrolling interest	$416,732	$7,643	$424,375

Excess of assets acquired over liabilities assumed	$34,815

Aggregate purchase accounting/fair value adjustments		$(42,516)

Goodwill			$7,701

In relation to the acquisition FHN recorded $7.7 million in goodwill, representing the excess of the estimated fair value of liabilities assumed over the estimated fair value of the assets acquired (refer to Note 7 – Intangible Assets for additional information). Of this amount, $3.3 million is expected to be deductible for tax purposes.

FHN’s operating results for 2013 include the operating results of the acquired assets and assumed liabilities of MNB subsequent to the acquisition on June 7, 2013.

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

98	FIRST HORIZON NATIONAL CORPORATION

Note 2  ❑  Acquisitions and Divestitures (continued)

connection with the agreement to sell FHI, FHN incurred a pre-tax goodwill impairment of $10.1 million which was more than offset by $11.1 million of tax benefits recognized in first quarter 2011 related to the sale. The sales of FHI and Highland closed in second quarter 2011 and the sale of Msaver closed in third quarter 2011. The financial results of these businesses, the goodwill impairment, the gains on sales, and associated tax effects are reflected in the Income/(loss) from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented.

FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3  ❑  Investment Securities

The following tables summarize FHN’s available-for-sale (“AFS”) securities on December 31, 2013 and 2012:

(Dollars in thousands)	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale:
U.S. treasuries	$39,997	$-	$(1)	$39,996
Government agency issued mortgage-backed securities (“MBS”)	796,835	32,353	(5,499)	823,689
Government agency issued collateralized mortgage obligations (“CMO”)	2,335,718	12,399	(57,180)	2,290,937
Other U.S. government agencies	2,202	124	-	2,326
States and municipalities	15,155	-	-	15,155
Equity and other (a)	226,376	-	(22)	226,354

Total securities available for sale (b)	$3,416,283	$44,876	$(62,702)	$3,398,457

(a)	Includes restricted investments in FHLB-Cincinnati stock of $128.0 million and FRB stock of $66.0 million. The remainder is money market, venture capital, and cost method investments.

(b)	Includes $3.1 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

(Dollars in thousands)	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale:
U.S. treasuries	$39,997	$2	$-	$39,999
Government agency issued MBS	1,072,425	64,155	-	1,136,580
Government agency issued CMO	1,623,202	26,490	(481)	1,649,211
Other U.S. government agencies	3,504	249	-	3,753
States and municipalities	15,255	-	-	15,255
Equity and other (a)	216,999	11	-	217,010

Total securities available for sale (b)	$2,971,382	$90,907	$(481)	$3,061,808

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.0 million. The remainder is money market, venture capital, and cost method investments.

(b)	Includes $2.8 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

FIRST HORIZON NATIONAL CORPORATION	99

Note 3  ❑  Investment Securities (continued)

The amortized cost and fair value by contractual maturity for the available-for-sale securities portfolio on December 31, 2013, are provided below:

(Dollars in thousands)	Available-for-Sale
	Amortized Cost	Fair Value

Within 1 year	$39,997	$39,996
After 1 year; within 5 years	3,702	3,826
After 5 years; within 10 years	-	-
After 10 years	13,655	13,655

Subtotal	57,354	57,477

Government agency issued MBS and CMO	3,132,553	3,114,626
Equity and other	226,376	226,354

Total	$3,416,283	$3,398,457

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on gross gains and gross losses from investment securities for the twelve months ended December 31:

(Dollars in thousands)	Available for Sale
	2013	2012	2011

Gross gains on sales of securities (a)	$4,078	$5,433	$44,787
Gross (losses) on sales of securities	(1,193)	-	(8,623)

Net gain/(loss) on sales of securities (b)	$2,885	$5,433	$36,164

Venture capital investments (c)	-	(4,700)	-
Net OTTI recorded (d)	(1,125)	(40)	-

Total securities gain/(loss), net	$1,760	$693	$36,164

(a)	2011 includes $35.1 million related to sale of Visa Class B shares.

(b)	Proceeds from sales during 2013, 2012 and 2011 were $63.8 million, $47.5 million and $495.1 million respectively.

(c)	Generally includes write-offs and/or unrealized fair value adjustments related to venture capital investments.

(d)	OTTI recorded in 2013 and 2012 is related to equity securities.

The following tables provide information on investments within the available-for-sale portfolio that had unrealized losses on December 31, 2013 and 2012:

(Dollars in thousands)	On December 31, 2013
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government agency issued CMO	$1,639,254	$(57,117)	$10,010	$(63)	$1,649,264	$(57,180)
Government agency issued MBS	147,792	(5,499)	-	-	147,792	(5,499)
U.S. treasuries	24,997	(1)	-	-	24,997	(1)

Total debt securities	1,812,043	(62,617)	10,010	(63)	1,822,053	(62,680)

Equity	43	(22)	-	-	43	(22)

Total temporarily impaired securities	$1,812,086	$(62,639)	$10,010	$(63)	$1,822,096	$(62,702)

100	FIRST HORIZON NATIONAL CORPORATION

Note 3  ❑  Investment Securities (continued)

(Dollars in thousands)	On December 31, 2012
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government agency issued CMO	$145,435	$(481)	$-	$-	$145,435	$(481)

Total temporarily impaired securities	$145,435	$(481)	$-	$-	$145,435	$(481)

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

FIRST HORIZON NATIONAL CORPORATION	101

Note 4  ❑  Loans

The following table provides the balance of loans by portfolio segment as of December 31, 2013 and 2012:

(Dollars in thousands)	2013	2012

Commercial:
Commercial, financial, and industrial	$7,923,576	$8,796,956
Commercial real estate	1,133,279	1,168,235
Retail:
Consumer real estate (a)	5,333,371	5,688,703
Permanent mortgage (b)	662,242	765,583
Credit card & other	336,606	289,105

Loans, net of unearned income	$15,389,074	$16,708,582
Allowance for loan losses	253,809	276,963

Total net loans	$15,135,265	$16,431,619

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)

Balances as of December 31, 2013 and 2012, include $333.8 million and $402.4 million of restricted and secured real estate loans, respectively. See Note 24 – Variable Interest Entities for additional information.

(b)

Balances as of December 31, 2013 and 2012, include $11.2 million and $13.2 million of restricted and secured real estate loans, respectively. See Note 24 – Variable Interest Entities for additional information.

COMPONENTS OF THE LOAN PORTFOLIO

The loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. GAAP defines a portfolio segment as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e., amortized cost or purchased credit impaired), risk characteristics of the loan, and FHN’s method for monitoring and assessing credit risk. Commercial loan portfolio segments include C&I and CRE. Commercial classes within C&I include general C&I, loans to mortgage companies, the TRUPs portfolio and PCI loans. Commercial classes within commercial real estate include income CRE, residential CRE and PCI loans. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other portfolio. Retail classes include HELOC, R/E installment and PCI loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other.

Concentrations

FHN has a concentration of loans secured by residential real estate (39 percent of total loans), the majority of which is in the consumer real estate portfolio (35 percent of total loans). Loans to finance and insurance companies total $1.7 billion (22 percent of the C&I portfolio, or 11 percent of the total loans). FHN had loans to mortgage companies, commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors, totaling $0.8 billion (10 percent of the C&I portfolio, or 5 percent of total loans) as of December 31, 2013. As a result, 32 percent of the C&I category was sensitive to impacts on the financial services industry.

Restrictions

On December 31, 2013, $5.5 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, as of December 31, 2013, FHN pledged all of its held-to-maturity first and second lien mortgages and HELOCs, excluding restricted real estate loans and secured borrowings, to secure potential borrowings from the FHLB-Cincinnati. Restricted and secured borrowings loans secure borrowings associated with both consolidated and nonconsolidated VIEs. See Note 24 – Variable Interest Entities for additional discussion.

102	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

Acquisition

On June 7, 2013, FHN acquired substantially all of the assets and liabilities of MNB from the FDIC. The acquisition included approximately $249 million of loans. These loans were initially recorded at fair value which incorporates expected credit losses, among other things, in accordance with ASC 805 resulting in no carryover of allowance for loan loss from the acquiree. See Note 2 – Acquisitions and Divestitures for additional information regarding the acquisition. At acquisition, FHN designated certain loans as purchase credit impaired (see discussion below) with the remaining loans accounted for under ASC 310-20, “Nonrefundable Fees and Other Costs”. For loans accounted for under ASC 310-20, the difference between the loans’ book value to MNB and the estimated fair value at the time of the acquisition will be accreted back into interest income over the remaining contractual life and the subsequent accounting and reporting will be similar to FHN’s originated loan portfolio.

Purchase Credit Impaired Loans

ASC 310-30 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer", provides guidance for acquired loans that have experienced deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured (“PCI loans”). FHN considered several factors when determining whether a loan met the definition of a PCI loan at the time of acquisition including accrual status, loan grade, delinquency trends, prior partial charge-offs, as well as both originated versus refreshed credit scores and ratios when available.

PCI loans are initially recorded at fair value which was estimated by discounting expected cash flows at acquisition date. The expected cash flow includes all contractually expected amounts (including interest) and incorporates an estimate for future expected credit losses, pre-payment assumptions, and yield requirement for a market participant, among other things. To the extent possible, certain PCI loans were aggregated into pools with composite interest rate and cash flows expected to be collected for the pool. Aggregation into loan pools is based on common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics. Generally, FHN pooled loans with smaller balances and common internal loan grades and portfolio types. Subsequent to the initial accounting at acquisition, each PCI pool is accounted for as a single unit.

The following table reflects FHN’s contractually required payments receivable, cash flows expected to be collected, and the fair value of purchase credit impaired (“PCI”) loans at the acquisition date of June 7, 2013.

(Dollars in thousands)	June 7, 2013

Contractually required payments including interest	$79,676
Less: nonaccretable difference	(23,750)

Cash flows expected to be collected	55,926
Less: accretable yield	(6,650)

Fair value of loans acquired	$49,276

The following table presents a rollforward of the accretable yield for the December 31, 2013:

(Dollars in thousands)	Year Ended December 31, 2013

Balance, beginning of period	$-
Impact of acquisition/purchase on June 7, 2013	6,650
Accretion	(2,234)
Adjustment for payoffs	(104)
Adjustment for charge-offs	(4)
Increase in accretable yield (a)	9,182

Balance, end of period	$13,490

(a)	Includes changes in the accretable yield due to both transfers from the nonaccretable difference and also due to the impact of changes in actual and expected timing of the cash flows.

FIRST HORIZON NATIONAL CORPORATION	103

Note 4  ❑  Loans (continued)

At December 31, 2013, the ALLL related to PCI loans was $.8 million while net charge-offs and loan loss provision recognized during 2013 were $.4 million and $1.2 million, respectively. The following table reflects the outstanding principal balance and carrying amounts of the acquired PCI loans as of December 31, 2013:

(Dollars in thousands)	December 31, 2013
	Ending balance	Unpaid balance

Commercial, financial and industrial	$7,077	$9,169
Commercial real estate	38,042	53,648
Consumer real estate	878	1,291
Credit card and other	12	21

Total	$46,009	$64,129

Regulatory Focus on Consumer Loan Accounting and Reporting

In first quarter 2012, the Office of the Comptroller of Currency (“OCC”) issued interagency guidance related to ALLL estimation and nonaccrual practices, and risk management policies for junior lien loans. As a result, FHN modified its nonaccrual policies in first quarter 2012, to place current second liens on nonaccrual if the first lien is owned or serviced by FHN and is 90 or more days past due. For non FHN-serviced first liens, in second, third and fourth quarters of 2013, FHN received information from a third party vendor regarding the performance status of those first liens and placed stand-alone second liens on nonaccrual if the first lien was 90 days or more past due or had been modified as a TDR. Because probable incurred losses had been contemplated in the allowance for loan loss estimate in prior quarters, this new information did not result in a significant increase in the ALLL.

In third quarter 2012, the OCC clarified that residential real estate loans in which personal liability has been discharged through Chapter 7 bankruptcy and not reaffirmed by the borrower are collateral dependent and should be reported as nonaccruing TDR. As a result, FHN charged-down such loans to the net realizable value of the collateral and the remaining balances were reported as nonaccruing TDRs regardless of the loan’s delinquency status. The incremental provision expense and net charge-offs due to the implementation of this guidance were approximately $23 million and approximately $33 million in 2012, respectively.

Because of the composition of FHN’s residential real estate portfolios, these changes most significantly impacted the consumer real estate portfolio segment. The level of nonperforming loans and TDRs in the consumer real estate and permanent mortgage portfolios was affected by the regulatory actions discussed above.

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

ALLOWANCE FOR LOAN LOSSES

The ALLL includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail loans, both determined in accordance with ASC 450-20-50. The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics and are subject to qualitative adjustments by management to reflect current events, trends, and conditions (including economic considerations and trends). The slow economic recovery, performance of the housing market, unemployment levels, the regulatory environment, regulatory guidance, and both positive and negative portfolio segment-specific

104	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

trends, are examples of additional factors considered by management in determining the ALLL. The ALLL also includes reserves determined in accordance with ASC 310-10-35 for loans determined by management to be individually impaired and an immaterial reserve associated with PCI loans.

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

Individually Impaired

Generally, classified nonaccrual commercial loans over $1 million and all commercial and consumer loans classified as TDRs are deemed to be impaired and are individually assessed for impairment measurement in accordance with ASC 310-10-35. For all commercial portfolio segments, TDRs and other individually impaired commercial loans are measured based on the present value of expected future payments discounted at the loan’s effective interest rate (“the DCF method”), observable market prices, or for loans that are solely dependent on the collateral for repayment, the net realizable value. For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the ALLL until such time as a loss is expected and recognized; for impaired collateral-dependent loans, FHN will charge off the full difference between the book value and the best estimate of net realizable value.

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

FIRST HORIZON NATIONAL CORPORATION	105

Note 4  ❑  Loans (continued)

for permanent mortgage TDRs. In first quarter 2012, FHN began utilizing a DCF model for estimating such reserves consistent with all other retail portfolio segments.

The following table provides a rollforward of the allowance for loan losses by portfolio segment for 2013, 2012 and 2011:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate	Permanent Mortgage	Credit Card and Other	Total

Balance as of January 1, 2011	$239,469	$155,085	$192,350	$65,009	$12,886	$664,799
Charge-offs (a)	(76,728)	(41,147)	(164,922)	(75,218)	(19,253)	(377,268)
Recoveries	16,562	11,047	16,019	5,375	3,817	52,820
Provision	(48,890)	(69,399)	121,630	31,028	9,631	44,000

Balance as of December 31, 2011	130,413	55,586	165,077	26,194	7,081	384,351

Allowance – individually evaluated for impairment	28,973	8,214	44,606	6,015	333	88,141
Allowance – collectively evaluated for impairment	101,440	47,372	120,471	20,179	6,748	296,210
Loans, net of unearned as of December 31, 2011:
Individually evaluated for impairment	164,217	115,319	112,231	75,748	1,117	468,632
Collectively evaluated for impairment	7,850,710	1,263,091	5,779,315	752,445	282,934	15,928,495

Total loans, net of unearned	$8,014,927	$1,378,410	$5,891,546	$828,193	$284,051	$16,397,127

Balance as of January 1, 2012	$130,413	$55,586	$165,077	$26,194	$7,081	$384,351
Charge-offs (b)	(30,887)	(19,977)	(147,918)	(13,604)	(12,624)	(225,010)
Recoveries	11,151	4,475	17,770	3,024	3,202	39,622
Provision (c)	(14,486)	(20,087)	94,020	9,314	9,239	78,000

Balance as of December 31, 2012	96,191	19,997	128,949	24,928	6,898	276,963

Allowance – individually evaluated for impairment	17,799	156	35,289	21,713	203	75,160
Allowance – collectively evaluated for impairment	78,392	19,841	93,660	3,215	6,695	201,803
Loans, net of unearned as of December 31, 2012:
Individually evaluated for impairment	123,636	49,517	160,000	120,924	818	454,895
Collectively evaluated for impairment	8,673,320	1,118,718	5,528,703	644,659	288,287	16,253,687

Total loans, net of unearned	$8,796,956	$1,168,235	$5,688,703	$765,583	$289,105	$16,708,582

Balance as of January 1, 2013	$96,191	$19,997	$128,949	$24,928	$6,898	$276,963
Charge-offs	(22,936)	(3,502)	(73,642)	(9,934)	(11,404)	(121,418)
Recoveries	12,487	4,275	21,360	2,473	2,669	43,264
Provision	704	(10,167)	50,118	5,024	9,321	55,000

Balance as of December 31, 2013	86,446	10,603	126,785	22,491	7,484	253,809

Allowance – individually evaluated for impairment	14,295	1,600	44,173	17,042	224	77,334
Allowance – collectively evaluated for impairment	72,132	8,218	82,601	5,449	7,258	175,658
Allowance – purchased credit impaired loans	19	785	11	-	2	817
Loans, net of unearned as of December 31, 2013:
Individually evaluated for impairment	80,231	27,812	170,422	121,458	545	400,468
Collectively evaluated for impairment	7,836,250	1,066,639	5,162,060	540,784	336,047	14,941,780
Purchased credit impaired loans	7,095	38,828	889	-	14	46,826

Total loans, net of unearned	$7,923,576	$1,133,279	$5,333,371	$662,242	$336,606	$15,389,074

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	2011 includes $40.2 million of charge-offs associated with loan sales, a majority of which were nonperforming permanent mortgages.

(b)	2012 includes approximately $33 million of charge-offs associated with discharged bankruptcies, largely included in the consumer real estate portfolio segment.

(c)	2012 includes approximately $23 million of loan loss provision related to discharged bankruptcies.

106	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

Impaired Loans

The following tables provide information at December 31, 2013 and 2012, by class related to individually impaired loans and consumer TDR’s. Recorded investment is defined as the amount of the investment in a loan, before valuation allowance but which does reflect any direct write-down of the investment. For purposes of this disclosure, PCI loans and LOCOM have been excluded.

(Dollars in thousands)	2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Impaired loans with no related allowance recorded:
Commercial:
General C&I	$26,626	$28,089	$-	$46,486	$108
TRUPs	6,500	6,500	-	9,563	-
Income CRE	8,524	16,552	-	21,304	168
Residential CRE	-	-	-	8,145	122

Total	$41,650	$51,141	$-	$85,498	$398

Retail:
HELOC (a)	$16,825	$38,624	$-	$19,418	$-
R/E installment loans (a)	11,009	14,062	-	11,955	-
Permanent mortgage (a)	8,460	11,943	-	8,835	-

Total	$36,294	$64,629	$-	$40,208	$-

Impaired loans with related allowance recorded:
Commercial:
General C&I	$16,741	$23,016	$1,548	$18,291	$185
TRUPs	33,610	33,610	12,747	37,791	-
Income CRE	12,374	14,094	810	5,725	201
Residential CRE	6,914	12,249	790	3,148	153

Total	$69,639	$82,969	$15,895	$64,955	$539

Retail:
HELOC	$70,297	$71,692	$16,506	$66,154	$1,821
R/E installment loans	72,291	73,230	27,667	72,408	1,340
Permanent mortgage	112,998	125,666	17,042	112,356	2,990
Credit card & other	545	545	224	698	29

Total	$256,131	$271,133	$61,439	$251,616	$6,180

Total commercial	$111,289	$134,110	$15,895	$150,453	$937

Total retail	$292,425	$335,762	$61,439	$291,824	$6,180

Total impaired loans	$403,714	$469,872	$77,334	$442,277	$7,117

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

FIRST HORIZON NATIONAL CORPORATION	107

Note 4  ❑  Loans (continued)

(Dollars in thousands)	2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Impaired loans with no related allowance recorded:
Commercial:
General C&I	$60,313	$78,287	$-	$63,145	$669
TRUPs	24,000	24,000	-	43,848	-
Income CRE	33,800	45,876	-	52,812	324
Residential CRE	14,639	22,045	-	21,502	268

Total	$132,752	$170,208	$-	$181,307	$1,261

Retail:
HELOC (a)	$20,338	$41,103	$-	$4,214	$-
R/E installment loans (a)	10,322	13,800	-	2,401	-
Permanent mortgage (a)	9,210	11,616	-	2,848	-

Total	$39,870	$66,519	$-	$9,463	$-

Impaired loans with related allowance recorded:
Commercial:
General C&I	$10,301	$10,301	$1,991	$16,182	$100
TRUPs	33,700	33,700	15,808	33,700	-
Income CRE	1,078	1,078	156	1,699	54
Residential CRE	-	-	-	11,873	-

Total	$45,079	$45,079	$17,955	$63,454	$154

Retail:
HELOC	$59,650	$59,940	$15,372	$55,348	$1,597
R/E installment loans	69,690	70,277	19,917	67,409	1,136
Permanent mortgage	111,714	123,879	21,713	93,731	2,818
Credit card & other	818	818	203	960	32

Total	$241,872	$254,914	$57,205	$217,448	$5,583

Total commercial	$177,831	$215,287	$17,955	$244,761	$1,415

Total retail	$281,742	$321,433	$57,205	$226,911	$5,583

Total impaired loans	$459,573	$536,720	$75,160	$471,672	$6,998

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

Asset Quality Indicators

As previously discussed, FHN employs a dual grade commercial risk grading methodology to assign an estimate for PD and the LGD for each commercial loan using factors specific to various industry, portfolio, or product segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. Each PD grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 12 are “pass” grades. PD grades 13-16 correspond to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). Pass loan grades are required to be reassessed annually or earlier whenever there has been a material change in the financial condition of the borrower or risk characteristics of the relationship. All commercial loans over $1 million and certain commercial loans over $500,000 that are graded 13 or worse are reassessed on a quarterly basis. LGD grades are assigned based on a scale of 1-12 and represent FHN’s expected recovery based on collateral type in the event a loan defaults.

108	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following tables provide the balances of commercial loan portfolio classes with associated allowance, disaggregated by PD grade as of December 31, 2013 and 2012:

(Dollars in thousands)	December 31, 2013
	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total		Percentage of Total	Allowance for Loan Losses

PD Grade:
1	$239,141	$-	$-	$-	$-	$239,141		3%	$85
2	216,173	-	-	3,363	-	219,536		2	80
3	224,224	-	-	739	83	225,046		2	206
4	321,423	-	-	13,005	213	334,641		4	410
5	821,158	-	-	42,420	225	863,803		10	1,331
6	876,982	96,287	-	229,098	9,989	1,212,356		13	1,643
7	1,135,378	172,236	-	216,744	6,527	1,530,885		17	2,578
8	953,398	295,436	-	218,619	136	1,467,589		16	4,426
9	683,223	167,533	-	111,260	953	962,969		11	8,381
10	402,532	48,802	-	64,893	1,850	518,077		6	7,276
11	387,907	10,169	-	29,774	1,637	429,487		5	9,687
12	129,741	-	-	32,796	4,333	166,870		2	2,488
13	163,458	-	331,940	16,666	2,886	514,950		6	9,047
14,15,16	154,860	146	4,103	52,879	5,551	217,539		2	32,712

Collectively evaluated for impairment	6,709,598	790,609	336,043	1,032,256	34,383	8,902,889		99	80,350
Individually evaluated for impairment	43,367	-	36,864	20,898	6,914	108,043		1	15,895

Total commercial loans	$6,752,965	$790,609	$372,907	$1,053,154	$41,297	$9,010,932	(b)	100%	$96,245	(c)

(Dollars in thousands)	December 31, 2012
	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percent of Total	Allowance for Loan Losses

PD Grade:
1	$223,753	$-	$-	$-	$-	$223,753	2%	$68
2	138,496	-	-	2,538	-	141,034	1	94
3	182,611	-	-	6,300	-	188,911	2	113
4	272,054	-	-	5,640	21	277,715	3	325
5	636,316	-	-	51,342	329	687,987	7	1,712
6	904,504	135,403	-	172,890	6,348	1,219,145	12	3,736
7	1,033,442	500,936	-	162,352	2,069	1,698,799	17	4,379
8	1,022,304	720,352	-	178,995	192	1,921,843	20	7,899
9	586,753	386,751	-	154,323	814	1,128,641	11	10,231
10	479,752	80,543	-	116,512	1,529	678,336	7	8,938
11	468,761	-	-	58,432	1,558	528,751	5	10,457
12	168,556	-	-	21,674	190	190,420	2	3,337
13	124,950	-	338,177	50,353	13,147	526,627	5	9,814
14,15,16	248,026	362	20,518	93,701	17,469	380,076	4	37,130

Collectively evaluated for impairment	6,490,278	1,824,347	358,695	1,075,052	43,666	9,792,038	98	98,233
Individually evaluated for impairment	70,614	-	53,022	34,878	14,639	173,153	2	17,955

Total commercial loans	$6,560,892	$1,824,347	$411,717	$1,109,930	$58,305	$9,965,191	100%	$116,188

(a)

Balances as of December 31, 2013 and 2012, presented net of $29.4 million and $34.2 million, respectively, in lower of cost or market (“LOCOM”) valuation allowance. Based on the underlying structure of the notes, the highest possible internal grade is “13”.

(b)	Balance as of December 31, 2013, excludes PCI loans amounting to $45.9 million.

(c)	Allowance excludes $.8 million related to PCI loans as of December 31, 2013.

FIRST HORIZON NATIONAL CORPORATION	109

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

110	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following tables reflect period-end balances and average FICO scores by origination vintage for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2013 and 2012:

HELOC (Dollars in thousands)	December 31, 2013			December 31, 2012
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2003	$79,550	711	701	$121,429	716	708
2003	141,215	725	711	224,840	733	724
2004	395,323	727	716	492,482	727	718
2005	531,839	732	720	616,956	734	719
2006	383,366	740	726	455,425	741	727
2007	406,299	744	728	480,057	745	728
2008	223,110	753	747	259,298	755	748
2009	115,863	750	744	142,069	752	747
2010	114,393	753	749	141,286	754	751
2011	112,595	758	753	137,966	760	758
2012	138,373	759	760	154,883	761	759
2013	164,665	759	762	-	-	-

Total	$2,806,591	740	730	$3,226,691	741	730

R/E Installment Loans (Dollars in thousands)	December 31, 2013			December 31, 2012
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2003	$23,827	681	683	$36,982	686	684
2003	74,451	716	725	111,571	720	728
2004	54,240	701	700	72,280	705	705
2005	161,205	717	711	209,290	718	712
2006	173,994	715	701	224,722	718	704
2007	249,198	725	709	317,846	727	711
2008	85,192	723	720	113,279	727	722
2009	38,842	742	737	59,800	746	743
2010	125,094	748	755	153,172	746	753
2011	335,343	760	760	409,574	760	762
2012	690,461	764	764	753,496	764	761
2013	514,933	757	754	-	-	-

Total	$2,526,780	746	742	$2,462,012	743	738

Permanent Mortgage (Dollars in thousands)	December 31, 2013			December 31, 2012
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2004	$194,369	725	725	$200,999	725	728
2004	22,720	713	694	29,948	714	691
2005	40,272	737	712	49,055	740	713
2006	79,367	730	711	92,863	733	713
2007	223,440	734	710	267,367	734	711
2008	102,074	741	714	125,351	741	712

Total	$662,242	731	714	$765,583	732	711

FIRST HORIZON NATIONAL CORPORATION	111

Note 4  ❑  Loans (continued)

The following table reflects accruing delinquency amounts for the credit card and other portfolio classes as of December 31:

(Dollars in thousands)	Credit Card		Other
	2013	2012	2013	2012

Accruing delinquent balances:
30-89 days past due	$1,792	$1,731	$996	$626
90+ days past due	1,369	1,707	394	126

Total	$3,161	$3,438	$1,390	$752

Nonaccrual and Past Due Loans

The following table reflects accruing and non-accruing loans by class on December 31, 2013:

(Dollars in thousands)	Accruing				Non-Accruing
	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans

Commercial (C&I):
General C&I	$6,701,185	$8,606	$425	$6,710,216	$19,039	$3,668	$20,042	$42,749	$6,752,965
Loans to mortgage companies	790,463	-	-	790,463	-	-	146	146	790,609
TRUPs (a)	336,043	-	-	336,043	-	-	36,864	36,864	372,907
Purchased credit impaired loans	5,710	-	1,385	7,095	-	-	-	-	7,095

Total commercial (C&I)	7,833,401	8,606	1,810	7,843,817	19,039	3,668	57,052	79,759	7,923,576

Commercial real estate:
Income CRE	1,030,910	5,822	-	1,036,732	4,339	395	11,688	16,422	1,053,154
Residential CRE	39,295	323	-	39,618	130	-	1,549	1,679	41,297
Purchased credit impaired loans	34,786	2,964	1,078	38,828	-	-	-	-	38,828

Total commercial real estate	1,104,991	9,109	1,078	1,115,178	4,469	395	13,237	18,101	1,133,279

Consumer real estate:
HELOC	2,688,193	25,609	14,683	2,728,485	59,385	5,261	13,460	78,106	2,806,591
R/E installment loans	2,466,647	12,951	6,801	2,486,399	29,221	3,120	7,151	39,492	2,525,891
Purchased credit impaired loans	889	-	-	889	-	-	-	-	889

Total consumer real estate	5,155,729	38,560	21,484	5,215,773	88,606	8,381	20,611	117,598	5,333,371

Permanent mortgage	606,707	11,235	6,129	624,071	14,868	952	22,351	38,171	662,242

Credit card & other
Credit card	182,798	1,792	1,369	185,959	-	-	-	-	185,959
Other	147,846	996	394	149,236	1,397	-	-	1,397	150,633
Purchased credit impaired loans	14	-	-	14	-	-	-	-	14

Total credit card & other	330,658	2,788	1,763	335,209	1,397	-	-	1,397	336,606

Total loans, net of unearned	$15,031,486	$70,298	$32,264	$15,134,048	$128,379	$13,396	$113,251	$255,026	$15,389,074

(a)	Total TRUPs includes LOCOM valuation allowance of $29.4 million.

112	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2012:

(Dollars in thousands)	Accruing				Non-Accruing
	Current	30-89 Days Past Due	90 + Days Past Due	Total Accruing	Current	30-89 Days Past Due	90 + Days Past Due	Total Non- Accruing	Total Loans

Commercial (C&I):
General C&I	$6,473,770	$17,484	$422	$6,491,676	$28,553	$3,631	$37,032	$69,216	$6,560,892
Loans to mortgage companies	1,822,471	1,514	-	1,823,985	-	-	362	362	1,824,347
TRUPs (a)	358,695	-	-	358,695	-	-	53,022	53,022	411,717

Total commercial (C&I)	8,654,936	18,998	422	8,674,356	28,553	3,631	90,416	122,600	8,796,956

Commercial real estate:
Income CRE	1,072,436	4,535	-	1,076,971	8,336	920	23,703	32,959	1,109,930
Residential CRE	45,694	-	-	45,694	1,531	-	11,080	12,611	58,305

Total commercial real estate	1,118,130	4,535	-	1,122,665	9,867	920	34,783	45,570	1,168,235

Consumer real estate:
HELOC	3,137,361	29,704	21,446	3,188,511	25,254	2,263	10,663	38,180	3,226,691
R/E installment loans	2,409,336	17,454	8,957	2,435,747	17,272	2,394	6,599	26,265	2,462,012

Total consumer real estate	5,546,697	47,158	30,403	5,624,258	42,526	4,657	17,262	64,445	5,688,703

Permanent mortgage	715,425	7,845	9,592	732,862	11,426	2,542	18,753	32,721	765,583

Credit card & other
Credit card	179,171	1,731	1,707	182,609	-	-	-	-	182,609
Other	104,046	626	126	104,798	1,698	-	-	1,698	106,496

Total credit card & other	283,217	2,357	1,833	287,407	1,698	-	-	1,698	289,105

Total loans, net of unearned	$16,318,405	$80,893	$42,250	$16,441,548	$94,070	$11,750	$161,214	$267,034	$16,708,582

(a)	Total TRUPs includes LOCOM valuation allowance of $34.2 million.

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

A modification is classified as a TDR if the borrower is experiencing financial difficulty and it is determined that FHN has granted a concession to the borrower. FHN may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future. Many aspects of a borrower’s financial situation are assessed when determining whether they are experiencing financial difficulty, particularly as it relates to commercial borrowers due to the complex nature of loan structures, business/industry risk, and borrower/guarantor structures. Concessions could include reductions of interest rates, extension of the maturity date at a rate lower than current market rate for a new loan with similar risk, reduction of accrued interest, or principal forgiveness. When evaluating whether a concession has been granted, FHN also considers whether the borrower has provided additional collateral or guarantors, among other things, and whether such additions adequately compensate FHN for the restructured terms. The assessments of whether a borrower is experiencing (or is likely to experience) financial difficulty and whether a concession has

FIRST HORIZON NATIONAL CORPORATION	113

Note 4  ❑  Loans (continued)

been granted is subjective in nature and management’s judgment is required when determining whether a modification is classified as a TDR.

For all classes within the commercial portfolio segment, TDRs are typically modified through forbearance agreements (generally 6 to 12 months). Forbearance agreements could include reduced interest rates, reduced payments, release of guarantor in exchange for payment, or entering into short sale agreements. FHN’s proprietary modification programs for consumer loans are generally structured using parameters of U.S. government-sponsored programs such as Home Affordable Modification Program (“HAMP”). Within the HELOC and R/E installment loans classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. Permanent mortgage TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 2 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. After 5 years the interest rate steps up 1 percent every year thereafter until it reaches the Federal Home Loan Mortgage Corporation (“Freddie Mac,” “Freddie,” or “FHLMC”) Weekly Survey Rate cap. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

In 2012, the OCC clarified that the discharge of personal liability through bankruptcy proceedings should be considered a concession. As a result, FHN classified all non-reaffirmed residential real estate loans after bankruptcy as nonaccruing TDRs in third quarter 2012.

On December 31, 2013 and 2012, FHN had $352.3 million and $358.0 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $64.6 million and $58.9 million, or 18 percent as of December 31, 2013, and 16 percent as of December 31, 2012. Additionally, FHN had restructured $193.9 million and $178.2 million of loans held-for-sale as of December 31, 2013 and 2012, respectively.

114	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following table reflects portfolio loans that were classified as TDRs during the years ended December 31, 2013 and 2012:

(Dollars in thousands)	2013			2012
	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial (C&I):
General C&I	13	$17,968	$17,784	25	$24,451	$24,620

Total commercial (C&I)	13	17,968	17,784	25	24,451	24,620

Commercial real estate:
Income CRE	5	4,221	4,187	10	13,381	12,836
Residential CRE	-	-	-	2	88	87

Total commercial real estate	5	4,221	4,187	12	13,469	12,923

Consumer real estate:
HELOC	354	26,606	26,224	901	35,078	34,852
R/E installment loans	426	30,400	30,104	738	31,870	30,993

Total consumer real estate	780	57,006	56,328	1,639	66,948	65,845

Permanent mortgage	49	18,716	19,184	140	74,245	74,055
Credit card & other	50	233	221	201	1,121	1,081

Total troubled debt restructurings	897	$98,144	$97,704	2,017	$180,234	$178,524

FIRST HORIZON NATIONAL CORPORATION	115

Note 4  ❑  Loans (continued)

The following table presents TDRs which re-defaulted during 2013 and 2012 and as to which the modification occurred 12 months or less prior to the re-default. Financing receivables that became classified as TDRs within the previous 12 months and for which there was a payment default during the period are calculated by first identifying TDRs that were in default during the period and then determining whether they were modified within the 12 months prior to the default. For purposes of this disclosure, FHN generally defines payment default as a loan being 30 or more days past due.

(Dollars in thousands)	2013		2012
	Number	Recorded Investment	Number	Recorded Investment

Commercial (C&I):
General C&I	11	$6,705	38	$29,295

Total commercial (C&I)	11	6,705	38	29,295

Commercial real estate:
Income CRE	4	1,548	23	20,172
Residential CRE	1	33	4	292

Total commercial real estate	5	1,581	27	20,464

Consumer real estate:
HELOC	13	604	34	3,722
R/E installment loans	8	428	36	3,619

Total consumer real estate	21	1,032	70	7,341
Permanent mortgage	17	7,832	15	6,014

Credit card & other	17	65	20	72

Total troubled debt restructurings	71	$17,215	170	$63,186

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

116	FIRST HORIZON NATIONAL CORPORATION

Note 5  ❑  Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	2013	2012

Land	$75,593	$69,916
Buildings	354,070	337,587
Leasehold improvements	38,303	42,442
Furniture, fixtures, and equipment	202,102	206,033

Premises and equipment, at cost	670,068	655,978
Less accumulated depreciation and amortization	364,824	352,705

Premises and equipment, net	$305,244	$303,273

FHN is obligated under a number of noncancelable operating leases for premises with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs. Operating leases for equipment are not material.

In 2013 and 2012, FHN had a loss of $0.3 million and a gain of $3.4 million, respectively, related to the sale of bank branches which is included in All other income and commissions on the Consolidated Statements of Income.

Minimum future lease payments for noncancelable operating leases, primarily on premises, on December 31, 2013 are shown below:

(Dollars in thousands)

2014	$15,865
2015	12,777
2016	11,201
2017	10,289
2018	8,688
2019 and after	27,171

Total minimum lease payments	$85,991

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is not material.

Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	2013	2012	2011

Rent expense, gross	$19,445	$23,109	$25,494
Sublease income	(1,974)	(3,365)	(3,883)

Rent expense, net	$17,471	$19,744	$21,611

Note 6  ❑  Mortgage Servicing Rights

FHN recognizes all classes of mortgage servicing rights (“MSR”) at fair value. Classes of MSR are established based on market inputs used to determine the fair value of the servicing asset and FHN’s risk management practices. See Note 22 – Fair Value of Assets & Liabilities, the “Determination of Fair Value” section for a discussion of FHN’s MSR valuation methodology. In third quarter 2013, FHN agreed to sell substantially all remaining legacy mortgage servicing which will result in de-recognition of substantially all first lien MSR. Transfers of servicing began in fourth quarter 2013 and were substantially completed in first quarter 2014. See Note 25 – Derivatives for a discussion of how FHN hedged the fair value of MSR prior to signing the definitive sales agreement. The balance of MSR included on the Consolidated Statements of Condition represents the rights to

FIRST HORIZON NATIONAL CORPORATION	117

Note 6  ❑  Mortgage Servicing Rights (continued)

service approximately $10 billion and $19 billion of mortgage loans on December 31, 2013 and 2012, respectively, for which a servicing right has been capitalized.

Following is a summary of changes in capitalized MSR as of December 31, 2013 and 2012:

(Dollars in thousands)	First Liens	Second Liens	HELOC	Total

Fair value on January 1, 2012	$140,724	$231	$3,114	$144,069
Reductions due to loan payments	(23,806)	(35)	(348)	(24,189)
Reductions due to exercise of cleanup calls	(494)	-	-	(494)
Changes in fair value due to:
Changes in valuation model inputs or assumptions	(5,072)	-	-	(5,072)
Other changes in fair value	(38)	-	35	(3)

Fair value on December 31, 2012	$111,314	$196	$2,801	$114,311

Reductions due to sales of MSRs	(39,633)	-	-	(39,633)
Reductions due to loan payments	(20,938)	(80)	(554)	(21,572)
Reductions due to exercise of cleanup calls	(495)	-	-	(495)
Changes in fair value due to:
Changes in valuation model inputs or assumptions	20,184	-	-	20,184
Other changes in fair value	(91)	45	44	(2)

Fair value on December 31, 2013	$70,341	$161	$2,291	$72,793

Servicing, late, and other ancillary fees recognized within mortgage banking income were $41.9 million, $58.9 million and $70.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. Servicing, late, and other ancillary fees recognized within other income and commissions were $1.7 million, $2.0 million and $2.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

MSR declined $41.5 million during 2013 compared to a decline of $29.8 million in 2012, primarily due to the transfer of servicing associated with the MSR sales, which more than offset a $20.1 million increase in value reflecting higher interest rates and the terms of the servicing sale agreement. In 2012, a decline in mortgage rates resulted in elevated prepayment speed assumptions and a corresponding decrease in MSR value of $5.1 million. In first quarter 2013 and third quarter 2012, FHN exercised cleanup calls related to proprietary securitization trusts that had previously been securitized with servicing retained. Upon exercise, the associated mortgage loans were repurchased and are now included on the Consolidated Statements of Condition. Accordingly, FHN derecognized the remaining MSR associated with these loans. The remaining declines in MSR are attributable to natural run-off.

Prior to servicing sales completed in fourth quarter 2013, FHN serviced a portfolio of mortgage loans related to transfers by other parties utilizing securitization trusts. The servicing assets represented FHN’s sole interest in these transactions. The total MSR recognized by FHN related to these transactions was $1.5 million at December 31, 2012. The aggregate principal balance serviced by FHN for these transactions was $.3 billion at December 31, 2012. FHN had no obligation to provide financial support and did not provide any form of support to the related trusts. The MSR recognized by FHN was included in the first lien mortgage loans column within the rollforward of MSR.

In prior periods, FHN transferred MSR to third parties in transactions that did not qualify for sales treatment due to certain recourse provisions that were included within the sale agreements. In fourth quarter 2013, FHN determined that these provisions had lapsed and the balances related to these transactions were removed from FHN’s Consolidated Statements of Condition. The removal of these MSR are shown on the rollforward of MSR in the reductions due to sales of MSRs line within the first liens mortgage column. On December 31, 2012, FHN had $11.2 million of MSR related to these transactions, which were included within the first liens mortgage loans column of the rollforward of MSR. The proceeds from these transfers were recognized within Other short-term borrowings in the Consolidated Statements of Condition.

118	FIRST HORIZON NATIONAL CORPORATION

Note 7  ❑  Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets (a)

December 31, 2010	$162,180	$32,881
Amortization expense (b)	-	(4,380)
Impairment (c)(d)	(10,100)	-
Divestitures (d)	(18,421)	(2,258)

December 31, 2011	$133,659	$26,243

Amortization expense	-	(3,910)
Additions	583	367

December 31, 2012	$134,242	$22,700

Amortization expense	-	(3,912)
Additions (d)	7,701	3,200

December 31, 2013	$141,943	$21,988

(a)	Represents customer lists, acquired contracts, core deposit intangibles, and covenants not to compete.

(b)	Amortization expense related to FHI and Msaver of $.4 million for 2011 is included in Income/(loss) from discontinued operations, net of tax on the Consolidated Statements of Income.

(c)	See Note 27 – Restructuring, Repositioning, and Efficiency for further details related to goodwill impairments.

(d)	See Note 2 – Acquisitions and Divestitures for further details regarding goodwill related to acquisitions and divestitures.

The gross carrying amount of other intangible assets subject to amortization is $61.1 million on December 31, 2013, net of $39.1 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $3.9 million, $3.7 million, $3.6 million, $3.3 million, and $3.2 million for the twelve- month periods of 2014, 2015, 2016, 2017, and 2018, respectively.

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

The following is a summary of gross goodwill and accumulated impairment losses and write-offs detailed by reportable segments included in the Consolidated Statements of Condition through December 31, 2013. Gross goodwill, accumulated impairments, and accumulated divestiture related write-offs were determined beginning on

FIRST HORIZON NATIONAL CORPORATION	119

Note 7  ❑  Intangible Assets (continued)

January 1, 2002, when a change in accounting requirements resulted in goodwill being assessed for impairment rather than being amortized.

(Dollars in thousands)	Non-Strategic	Regional Banking	Capital Markets	Total

Gross goodwill	$199,995	$36,238	$97,421	$333,654
Accumulated impairments	(104,023)	-	-	(104,023)
Accumulated divestiture related write-offs	(67,451)	-	-	(67,451)

December 31, 2010	$28,521	$36,238	$97,421	$162,180

Additions	-	-	-	-
Impairments	(10,100)	-	-	(10,100)
Divestitures	(18,421)	-	-	(18,421)

Net change in goodwill during 2011	(28,521)	-	-	(28,521)

Gross goodwill	$199,995	$36,238	$97,421	$333,654
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)

December 31, 2011	$-	$36,238	$97,421	$133,659

Additions	-	-	583	583
Impairments	-	-	-	-
Divestitures	-	-	-	-

Net change in goodwill during 2012	-	-	583	583

Gross goodwill	$199,995	$36,238	$98,004	$334,237
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)

December 31, 2012	$-	$36,238	$98,004	$134,242

Additions	-	7,701	-	7,701
Impairments	-	-	-	-
Divestitures	-	-	-	-

Net change in goodwill during 2013	-	7,701	-	7,701

Gross goodwill	$199,995	$43,939	$98,004	$341,938
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)

December 31, 2013	$-	$43,939	$98,004	$141,943

Note 8  ❑  Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2013, which include Certificates of deposit under $100,000, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit $100,000 and more totaled $.6 billion on December 31, 2013. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)

2014	$966,150
2015	242,946
2016	105,046
2017	93,084
2018	57,020
2019 and after	41,466

Total	$1,505,712

120	FIRST HORIZON NATIONAL CORPORATION

Note 9  ❑  Short-term Borrowings
Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, trading liabilities, and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2013, capital markets trading securities with a fair value of $122.1 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2013, 2012 and 2011 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Trading Liabilities	Other Short-term Borrowings

2013
Average balance	$1,263,792	$487,923	$665,095	$299,288
Year-end balance	1,042,633	442,789	368,348	181,146
Maximum month-end outstanding	1,429,319	618,643	895,844	1,057,412
Average rate for the year	0.25%	0.14%	2.05%	0.27%
Average rate at year-end	0.25	0.10	2.46	0.43

2012
Average balance	$1,548,020	$380,871	$589,461	$450,690
Year-end balance	1,351,023	555,438	564,429	441,201
Maximum month-end outstanding	1,700,172	555,438	808,139	1,270,180
Average rate for the year	0.25%	0.18%	1.77%	0.15%
Average rate at year-end	0.25	0.15	1.88	0.25

2011
Average balance	$1,599,718	$560,215	$609,772	$290,344
Year-end balance	1,546,428	340,624	347,285	172,550
Maximum month-end outstanding	1,670,515	994,047	709,642	643,094
Average rate for the year	0.25%	0.17%	2.45%	0.29%
Average rate at year-end	0.25	0.12	2.34	0.08

FIRST HORIZON NATIONAL CORPORATION	121

Note 10  ❑  Term Borrowings

The following table presents information pertaining to Term Borrowings reported on FHN’s Consolidated Statements of Condition on December 31:

(Dollars in thousands)	2013	2012

First Tennessee Bank National Association:
Subordinated notes (a)
Matured on May 15, 2013 – 4.625%	$-	$254,340
Matures on January 15, 2015 – 5.05%	317,714	330,381
Matures on April 1, 2016 – 5.65%	276,273	288,285
Other collateralized borrowings – Matures on December 22, 2037 0.54% on December 31, 2013 and 0.61% on December 31, 2012 (b)	60,223	55,746
Federal Home Loan Bank borrowings (c)	2,390	2,554
First Horizon National Corporation:
Subordinated capital notes (a)
Matured on May 15, 2013 – 4.50%	-	101,735
Senior capital notes
Matures on December 15, 2015 – 5.375%	516,584	524,715
Subordinated notes (d)
Matures on April 15, 2034 – 6.30%	192,014	214,784
FT Real Estate Securities Company, Inc.:
Cumulative preferred stock (a)
Matures on March 31, 2031 – 9.50%	45,828	45,760
First Horizon ABS Trusts:
Other collateralized borrowings (e)
Matures on October 26, 2026 0.30% on December 31, 2013 and 0.34% on December 31, 2012 (f)	98,631	128,764
Matures on September 25, 2029 0.30% on December 31, 2013 and 0.34% on December 31, 2012 (f)	122,562	152,916
Matures on September 1, 2032 6.45% on December 31, 2013 and 6.42% on December 31, 2012 (f)	8,783	10,200
Matures on October 25, 2034 0.33% on December 31, 2013 and 0.37% on December 31, 2012	80,857	98,302
First Tennessee New Markets Corporation Investments:
Matures on October 25, 2018 – 4.97%	7,301	7,301
Matures on February 1, 2033 – 4.97%	8,000	8,000
Matures on August 08, 2036 – 2.38%	2,699	2,699

Total	$1,739,859	$2,226,482

(a)	Qualifies for total capital under the risk-based capital guidelines.

(b)	Secured by trust preferred loans.

(c)

The Federal Home Loan Bank borrowings were issued with fixed interest rates and have remaining terms of 1 to 16 years. These borrowings had weighted average interest rates of 2.41 percent and 2.40 percent on December 31, 2013 and 2012, respectively.

(d)	See Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon’s Junior Subordinated Debentures for further details.

(e)	On December 31, 2013 and 2012, borrowings secured by $344.9 million and $415.6 million, respectively, of retail real estate residential loans.

(f)

In first quarter 2014, FHN anticipates resolving three previously consolidated on-balance sheet consumer loan securitizations. Once completed, the associated trusts and the collateralized borrowings will be extinguished.

122	FIRST HORIZON NATIONAL CORPORATION

Note 10  ❑  Term Borrowings (continued)

Annual principal repayment requirements as of December 31, 2013 are as follows:

(Dollars in thousands)

2014	$166
2015	804,166
2016	250,646
2017	925
2018	7,360
2019 and after	635,369

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA’s subordinated notes and FHN’s subordinated capital notes qualify as Tier 2 capital under the risk-based capital guidelines.

Note 11  ❑  Guaranteed Preferred Beneficial Interest in First Horizon’s Junior Subordinated Debentures

In 2004 First Tennessee Capital II (“Capital II”), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent per annum. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II’s obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034; however, FHN has the option to redeem both prior to maturity. The junior subordinated debentures are included in the Consolidated Statements of Condition in Term borrowings (see Note 10 – Term Borrowings). At year end, the capital securities fully qualified as Tier 1 capital. Tier 1 capital treatment for these securities will begin phasing out after 2014 and entirely after 2015.

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

Note 12  ❑  Preferred Stock and Other Capital

FHN Preferred Stock and Warrant

In fourth quarter 2008 FHN sold 866,540 preferred shares of Fixed Rate Cumulative Perpetual Preferred Stock, CPP, along with a Warrant to purchase common stock to the U.S. Treasury (“UST”) as part of its Capital Purchase Program (“Capital Purchase Program”) administered under the Troubled Asset Relief Program (“TARP”). The Warrant was immediately exercisable and was set to expire ten years after issuance. After adjustment for stock dividends distributed through January 1, 2011, the Warrant covered 14,842,321 common shares at a purchase price of $8.757 per share. The preferred shares were repurchased in 2010 and in first quarter 2011, FHN completed the purchase and cancellation of the Warrant to purchase common stock. FHN purchased the Warrant from the UST for $79.7 million, and then canceled it. The UST no longer holds any securities of FHN under the Capital Purchase Program.

On January 31, 2013, FHN issued 1,000 shares having an aggregate liquidation preference of $100 million of Series A Non-Cumulative Perpetual Preferred Stock for net proceeds of approximately $96 million. Dividends on the Series A Preferred Stock, if declared, accrue and are payable quarterly, in arrears, at a rate of 6.20 percent per annum. For the issuance, FHN issued depositary shares, each of which represents a 1/4000th fractional ownership interest in a share of FHN’s preferred stock. These securities qualify as Tier 1 capital.

FIRST HORIZON NATIONAL CORPORATION	123

Note 12  ❑  Preferred Stock and Other Capital (continued)

Subsidiary Preferred Stock

In 2000 FT Real Estate Securities Company, Inc. (“FTRESC”), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B (“Class B Preferred Shares”), with a liquidation preference of $1.0 million per share; of those, 47 shares were issued to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as Term borrowings. FTRESC is a real estate investment trust (“REIT”) established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

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

FTRESC also has outstanding Cumulative Perpetual Preferred Stock, Class A, which has been recognized as Noncontrolling interest on the Consolidated Statements of Condition, along with Class B Cumulative Perpetual Preferred Stock issued by First Horizon Preferred Funding, Inc. and First Horizon Preferred Funding II, Inc. Other preferred shares are outstanding but are owned by FHN subsidiaries and are eliminated in consolidation. For all periods presented, the amount included within Noncontrolling interest related to preferred shares issued from these subsidiaries was $.3 million. On January 1, 2013, First Horizon Preferred Funding III, Inc. issued $.1 million of Cumulative Perpetual Preferred Stock, Class A, which is attributable to the noncontrolling interest-holders. During 2013, in connection with the acquisition of MNB, FHN obtained a controlling interest in a subsidiary of MNB which had issued Cumulative Perpetual Preferred Stock, Class A. This $.2 million non-controlling interest is now considered to be issued by First Horizon Preferred Lending IV.

In 2005 FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (“Class A Preferred Stock”) with a liquidation preference of $1,000 per share. Dividends on the Class A Preferred Stock, if declared, accrue and are payable each quarter, in arrears, at a floating rate equal to the greater of the three month LIBOR rate plus .85 percent or 3.75 percent per annum. These securities qualify as Tier 1 capital. On December 31, 2013, 2012, and 2011, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition for all periods.

Note 13  ❑  Regulatory Capital and Restrictions

Regulatory Capital. FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (“Leverage”). Management believes that, as of December 31, 2013, FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation, FTBNA’s Total Capital, Tier 1 Capital, and Leverage ratios were 16.84 percent, 15.43 percent, and 12.33 percent, respectively, on December 31, 2013, and were 16.76 percent, 14.82 percent, and 12.24 percent, respectively, on December 31, 2012.

124	FIRST HORIZON NATIONAL CORPORATION

Note 13  ❑  Regulatory Capital and Restrictions (continued)

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association
	Amount	Ratio	Amount	Ratio

On December 31, 2013
Actual:
Total Capital	$3,063,631	16.23%	$3,434,410	18.36%
Tier 1 Capital	2,618,976	13.87	2,991,866	15.99
Leverage	2,618,976	11.04	2,991,866	12.71
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,510,288	8.00	1,496,685	8.00
Tier 1 Capital	755,144	4.00	748,342	4.00
Leverage	949,181	4.00	941,641	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			1,870,856	10.00
Tier 1 Capital			1,122,514	6.00
Leverage			1,177,051	5.00

On December 31, 2012
Actual:
Total Capital	$3,212,008	15.94%	$3,691,056	18.49%
Tier 1 Capital	2,640,776	13.10	3,122,204	15.64
Leverage	2,640,776	10.63	3,122,204	12.66
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,612,274	8.00	1,597,033	8.00
Tier 1 Capital	806,137	4.00	798,517	4.00
Leverage	994,114	4.00	986,266	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			1,996,292	10.00
Tier 1 Capital			1,197,775	6.00
Leverage			1,232,833	5.00

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FTBNA is required to maintain a certain amount of cash reserves. On December 31, 2013 and 2012, FTBNA’s required reserves were $115.2 million and $248.4 million, respectively. At the end of 2013 and 2012, this requirement was met with $137.8 million and $139.4 million in vault cash, respectively, in addition to Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest-bearing cash.

Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2013, FTBNA had undivided profits of $1.0 billion, none of which was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA’s total amount available for dividends was negative $141.6 million at December 31, 2013 and January 1, 2014. FTBNA applied for and received approval from the OCC to declare and pay a common dividend to the parent company in the amount of $100.0 million in 2012 and $180.0 million in 2013. During 2013, FTBNA applied for and received approval from the OCC to declare and pay dividends on its preferred stock quarterly. Additionally, FTBNA has requested approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2014.

FIRST HORIZON NATIONAL CORPORATION	125

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

Restrictions on intercompany transactions. Under current Federal banking law, banking subsidiaries may not extend credit to any affiliate including the parent company and certain financial subsidiaries in excess of 10 percent of the bank’s capital stock and surplus, as defined, or $345.1 million, on December 31, 2013. The equity investment, including retained earnings, in certain of a bank’s financial subsidiaries is also treated as a covered transaction. The parent company had covered transactions of $.5 million from FTBNA and the bank’s financial subsidiary, FTN Financial Securities Corp., had a total equity investment from FTBNA of $366.9 million on December 31, 2013. Since the equity investment FTBNA has in FTN Financial Securities Corp. exceeds the 10 percent per affiliate limit, FTBNA cannot engage in any additional covered transactions with this affiliate and the banking regulators could require FTBNA to reduce its equity investment so that it is within the limit. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank’s capital stock and surplus, as defined, or $690.2 million, on December 31, 2013. FTBNA’s total covered transactions with all affiliates including the parent company on December 31, 2013 were $367.5 million.

126	FIRST HORIZON NATIONAL CORPORATION

Note 14  ❑  Other Income and Other Expense

Following is detail of All other income and commissions and All other expense as presented in the Consolidated Statements of Income:

(Dollars in thousands)	2013	2012	2011

All other income and commissions:
ATM interchange fees	$10,412	$10,528	$13,690
Electronic banking fees	6,289	6,537	6,225
Letter of credit fees	5,081	5,158	6,282
Deferred compensation (a)	4,685	4,461	(517)
Gains on extinguishment of debt	-	-	5,761
Other	13,874	20,257	22,782

Total	$40,341	$46,941	$54,223

All other expense:
Litigation and regulatory matters	$63,654	$33,313	$41,279
Other insurance and taxes	12,598	10,734	13,721
Tax credit investments	12,103	18,655	20,356
Travel and entertainment	8,959	8,366	8,324
Employee training and dues	5,054	4,525	4,770
Customer relations	4,916	4,578	4,908
Miscellaneous loan costs	4,209	4,126	4,664
Supplies	3,800	3,752	3,800
Other	32,579	41,195	47,911

Total	$147,872	$129,244	$149,733

Certain previously reported amounts have been reclassified to agree with current presentation

(a)	Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives, and benefits expense.

FIRST HORIZON NATIONAL CORPORATION	127

Note 15  ❑  Components of Other Comprehensive Income/(loss)

Following is detail of “Accumulated other comprehensive income/(loss)” as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax Benefit/ (Expense)	Accumulated Other Comprehensive Income/(Loss)

December 31, 2010			$(127,546)
Other comprehensive income:
Fair value adjustments on securities available-for-sale	$36,294	$(14,119)	22,175
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	(773)	301	(472)
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	(60,953)	23,337	(37,616)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	21,556	(8,253)	13,303

December 31, 2011	(3,876)	1,266	(130,156)

Other comprehensive income:
Fair value adjustments on securities available-for-sale	(19,016)	7,397	(11,619)
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	(328)	128	(200)
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	(45,110)	17,906	(27,204)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	37,867	(15,031)	22,836

December 31, 2012	(26,587)	10,400	(146,343)

Other comprehensive income:
Fair value adjustments on securities available-for-sale	(108,703)	41,935	(66,768)
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	451	(174)	277
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	81,456	(31,392)	50,064
Prior service credit/(cost) arising during the period	10,678	(4,115)	6,563
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	10,085	(3,887)	6,198

December 31, 2013	$(6,033)	$2,367	$(150,009)

128	FIRST HORIZON NATIONAL CORPORATION

Note 16  ❑  Income Taxes

The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Equity for the years ended December 31, were as follows:

(Dollars in thousands)	2013	2012	2011

Consolidated Statements of Income:
Income tax expense/(benefit) related to continuing operations	$(32,169)	$(85,262)	$15,836
Income tax expense/(benefit) related to discontinued operations	343	93	(11,456)
Consolidated Statements of Equity:
Income tax expense/(benefit) related to:
Pension and postretirement plans	39,394	(2,875)	(15,084)
Unrealized gains/(losses) on investment securities available-for-sale	(41,761)	(7,525)	13,818
Share-based compensation	1,569	4,140	5,771

Total	$(32,624)	$(91,429)	$8,885

The components of income tax expense/(benefit) related to continuing operations for the years ended December 31, were as follows:

(Dollars in thousands)	2013	2012	2011

Current:
Federal	$(9,011)	$(5,304)	$(29,507)
State	(13,792)	(9,725)	6,196
Foreign	10	33	-
Deferred:
Federal	4,169	(59,417)	49,254
State	(13,508)	(10,848)	(10,107)
Foreign	(37)	(1)	-

Total	$(32,169)	$(85,262)	$15,836

A reconciliation of expected income tax expense/(benefit) at the federal statutory rate of 35% to the total income tax expense from continuing operations follows:

(Dollars in thousands)	2013	2012	2011

Federal income tax rate	35%	35%	35%

Tax computed at statutory rate	$2,923	$(35,597)	$52,447
Increase/(decrease) resulting from:
State income taxes	(2,556)	(4,234)	(2,542)
Bank owned life insurance (“BOLI”)	(6,646)	(7,428)	(6,757)
401(k) – employee stock ownership plan (“ESOP”)	(568)	(155)	(210)
Tax-exempt interest	(5,094)	(4,469)	(3,732)
Non-deductible expenses	963	1,175	1,470
Tax credits	(13,340)	(18,125)	(23,494)
Subsidiary liquidation	-	(6,733)	-
Change in valuation allowance – DTA	(4,427)	-	-
Other changes in unrecognized tax benefits	(5,106)	(8,981)	(3,884)
Other	1,682	(715)	2,538

Total	$(32,169)	$(85,262)	$15,836

Certain previously reported amounts have been reclassified to agree with current presentation.

A deferred tax asset (“DTA”) or deferred tax liability (“DTL”) is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. In order to support the recognition of the DTA, FHN’s management must believe that the realization of the DTA is more likely than not. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. Realization is dependent on generating sufficient taxable income prior to the expiration of the carryforwards attributable to the DTA. In

FIRST HORIZON NATIONAL CORPORATION	129

Note 16  ❑  Income Taxes (continued)

projecting future taxable income, FHN incorporates assumptions including the estimated amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business.

As of December 31, 2013, the gross DTA is $463.5 million. The gross DTL is $130.0 million as of December 31, 2013. Management has assessed the ability to realize the gross DTA based on positive and negative evidence and on the basis of this evaluation, a valuation allowance of $57.8 million was recorded as of December 31, 2013. The valuation allowance is attributable to certain state net operating loss (“NOL”) carryforwards of $5.9 million and to capital loss carryforwards of $51.9 million. Management believes it is more likely than not that the benefit of the capital loss carryover to 2014 will not be realized because there is uncertainty as to whether FHN will generate capital gains over the five year carryforward period. The DTA after the valuation allowance is $405.7 million as of December 31, 2013. Although realization is not assured, FHN believes that its ability to realize the net DTA is more likely than not.

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2013 and 2012 were as follows:

(Dollars in thousands)	2013	2012

Deferred tax assets:
Loss reserves	$94,170	$103,701
Employee benefits	97,246	132,906
Investment in partnerships	29,856	29,044
Foreclosed property	901	2,541
Accrued expenses	25,158	24,686
Investment in debt securities (ASC 320)	6,874	-
Capital loss carryforwards	51,876	58,453
Credit carryforwards	98,919	89,503
Federal NOL carryforwards	4,184	9,563
State NOL carryforwards	29,422	27,980
Unrecognized tax benefits	3,103	7,897
Other	21,760	13,715

Gross deferred tax assets	463,469	499,989
Valuation allowance	(57,752)	(69,692)

Deferred tax assets after valuation allowance	$405,717	$430,297

Deferred tax liabilities:
Capitalized mortgage servicing rights	$25,245	$31,341
Depreciation and amortization	46,209	47,681
Federal Home Loan Bank stock	17,426	17,388
Investment in debt securities (ASC 320)	-	35,175
Other intangible assets	28,417	25,187
Prepaid expenses	9,752	11,790
Other	2,958	473

Gross deferred tax liabilities	130,007	169,035

Net deferred tax assets	$275,710	$261,262

The total unrecognized tax benefits (“UTB”) at December 31, 2013 and December 31, 2012, was $6.6 million and $17.6 million, respectively. FHN is currently in audit in several jurisdictions. It is reasonably possible that the UTB could decrease by $4.1 million during 2014 if audits are completed and settled and if the applicable statutes of limitations expire as scheduled. FHN recognizes interest accrued and penalties related to UTB within income tax expense. FHN had approximately $2.0 million and $4.5 million accrued for the payment of interest as of December 31, 2013 and December 31, 2012, respectively.

130	FIRST HORIZON NATIONAL CORPORATION

Note 16  ❑  Income Taxes (continued)

The rollforward of unrecognized tax benefits is shown below:

(Dollars in thousands)

Balance at December 31, 2011	$32,976
Increases related to prior year tax positions	250
Decreases related to prior year tax positions	-
Settlements	(5,202)
Lapse of statutes	(10,386)

Balance at December 31, 2012	$17,638

Increases related to prior year tax positions	-
Decreases related to prior year tax positions	(1,688)
Settlements	(7,386)
Lapse of statutes	(1,943)

Balance at December 31, 2013	$6,621

Note 17  ❑  Earnings Per Share

The following tables provide a reconciliation of the numerators used in calculating earnings/(loss) per share attributable to common shareholders:

(Dollars in thousands)	2013	2012	2011

Income/(loss) from continuing operations	$40,519	$(16,443)	$134,012
Income/(loss) from discontinued operations, net of tax	548	148	8,618

Net income/(loss)	41,067	(16,295)	142,630
Net income attributable to noncontrolling interest	11,465	11,464	11,434

Net income/(loss) attributable to controlling interest	29,602	(27,759)	131,196
Preferred stock dividends	5,838	-	-

Net income/(loss) available to common shareholders	$23,764	$(27,759)	$131,196

Income/(loss) from continuing operations	$40,519	$(16,443)	$134,012
Net income attributable to noncontrolling interest	11,465	11,464	11,434
Preferred stock dividends	5,838	-	-

Net income/(loss) from continuing operations available to common shareholders	$23,216	$(27,907)	$122,578

The component of Income/(loss) from continuing operations attributable to FHN as the controlling interest holder was $29.1 million, $(27.9) million and $122.6 million during the years ended December 31, 2013, 2012, and 2011, respectively.

FIRST HORIZON NATIONAL CORPORATION	131

Note 17  ❑  Earnings Per Share (continued)

The following table provides a reconciliation of weighted average common shares to diluted average common shares:

(Shares in thousands)	2013	2012	2011

Weighted average common shares outstanding – basic	237,972	248,349	260,574
Effect of dilutive securities	1,822	-	2,287

Weighted average common shares outstanding – diluted	239,794	248,349	262,861

The following tables provide a reconciliation of earnings/(loss) per common and diluted share:

Earnings/(loss) per common share:	2013	2012	2011

Income/(loss) per share from continuing operations available to common shareholders	$0.10	$(0.11)	$0.47
Income/(loss) per share from discontinued operations, net of tax	-	-	0.03

Net income/(loss) per share available to common shareholders	$0.10	$(0.11)	$0.50

Diluted earnings/(loss) per common share:

Diluted income/(loss) per share from continuing operations available to common shareholders	$0.10	$(0.11)	$0.47
Diluted income/(loss) per share from discontinued operations, net of tax	-	-	0.03

Diluted income/(loss) per share available to common shareholders	$0.10	$(0.11)	$0.50

For the years ended December 31, 2013 and 2011, the dilutive effect for all potential common shares was 1.8 million and 2.3 million, respectively. Due to the net loss attributable to common shareholders for the year ended December 31, 2012, no potentially dilutive shares were included in the loss per share calculation as including such shares would have been antidilutive. Stock options of 7.9 million, 10.0 million and 10.6 million with weighted average exercise prices of $21.95, $22.07, and $24.91 per share for the years ended December 31, 2013, 2012 and 2011, respectively, were excluded from diluted shares because including such shares would be antidilutive. Other equity awards of 3.5 million and .6 million for the years ended December 31, 2012 and 2011, respectively, were excluded from diluted shares because including such shares would have been antidilutive. The capital purchase program (“CPP”) common stock warrant, which was repurchased in 2011, resulted in .7 million dilutive shares for the year ended December 31, 2011.

132	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures

Contingencies

General. Contingent liabilities arise in the ordinary course of business. Often they are related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against FHN and its subsidiaries. Also, FHN at times receives requests for information, subpoenas, or other inquiries from federal, state, and local regulators, from other government authorities, and from other parties concerning various matters relating to FHN’s current or former lines of business. Certain matters of that sort are pending at this time, and FHN is cooperating in those matters. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims or other actions may be possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. FHN establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when loss for a matter either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance requires a liability to be established at the low end of the range. See “Contingency Accruals” within Note 1 – Summary of Significant Accounting Policies for additional information.

In addition, disclosure of a range of reasonably possible loss associated with contingent liabilities, as prescribed by applicable financial accounting guidance, is provided as to those matters where there is more than a remote chance of an estimable, material loss outcome for FHN in excess of currently established loss liabilities. Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to such threatened or pending litigation matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN’s operating results for any particular reporting period depending, in part, on the results from that period.

Litigation – Gain Contingency. The Chapter 11 Liquidation Trustee (the “Trustee”) of Sentinel Management Group, Inc. (“Sentinel”) filed complaints against two subsidiaries, First Tennessee Bank National Association (“FTBNA”) and FTN Financial Securities Corp. (“FTN”), and two former FTN employees. The Trustee’s claims related to Sentinel’s purchases of Preferred Term Securities Limited (“PreTSL”) products and other securities from FTN and/or the FTN Financial Capital Markets division of FTBNA from March 2005 to August 2007. In July 2011, the parties reached an agreement to settle the dispute. Under the terms of the settlement the Trustee received a total of $38.5 million. After considering the terms of the settlement, FHN recognized a pre-tax expense of $36.7 million during second quarter 2011 related to the settlement. FHN believes that certain insurance policies provide coverage for these losses and related litigation costs, subject to policy limits and applicable deductibles. The insurers have denied coverage. FHN has brought suit against the insurers to enforce the policies under Tennessee law. The suit is in U.S. District Court for the Western District of Tennessee styled as First Horizon National Corporation, et al. v. Certain Underwriters at Lloyd’s Syndicate Nos. 2987, et al., No. 2:11-cv-02608. In connection with this matter the previously recognized expense may be recouped in whole or in part. As to this matter, under applicable financial accounting guidance, FHN has determined that although material gain is not probable there is more than a slight chance of a material gain outcome for FHN. FHN cannot estimate the amount of possible gain that might result from this matter because of general uncertainties associated with unresolved legal proceedings and also due to significant uncertainties regarding: legal interpretation of the relevant contracts; potential remedies that might be available or awarded; and the incomplete status of the discovery process.

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

Note 18  ❑  Contingencies and Other Disclosures (continued)

matters discussed, except as indicated, FHN has estimated a range of reasonably possible loss outcomes in excess of any currently established loss liabilities. In all litigation matters discussed, unless settled or resolved, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.

FHN reassesses the liability for litigation matters each quarter as the matters progress. At December 31, 2013, the aggregate amount of liabilities established for the litigation loss contingency matters discussed below was $60.5 million. Only one pending matter discussed under the heading “First Horizon Branded Mortgage Securitization Litigation Matters” below, the FHFA suit, is among those matters for which a liability has been established. The liabilities discussed in this paragraph are separate from those discussed under the heading “Established Repurchase Liability” below.

In each potential loss contingency litigation matter discussed below, except as otherwise noted, there is a more than slight chance that each of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. At December 31, 2013, FHN estimates that, for those litigation loss contingency matters discussed below as to which reasonably possible loss is estimable, reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to approximately $180 million. Of those matters discussed under the heading “First Horizon Branded Mortgage Securitization Litigation Matters,” only the FHFA, Charles Schwab, Western & Southern, and FDIC (NY) suits are included in that range.

Matters Included in Reasonably Possible Loss Range

Debit Transaction Sequencing Litigation Matter. FTBNA is a defendant in a putative class action lawsuit concerning overdraft fees charged in connection with debit card transactions. A key claim is that the method used to order or sequence the transactions posted each day was improper. The case is styled as Hawkins v. First Tennessee Bank National Association, before the Circuit Court for Shelby County, Tennessee, Case No. CT-004085-11. The plaintiff seeks actual damages of at least $5 million, unspecified restitution of fees charged, and unspecified punitive damages, among other things. FHN’s estimate of reasonably possible loss for this matter is subject to significant uncertainties regarding: whether a class will be certified and, if so, the definition of the class; claims as to which no dollar amount is specified; the potential remedies that might be available or awarded; the outcome of potentially dispositive early-stage motions such as motions to dismiss; and the incomplete status of the discovery process.

RPL-Included First Horizon Branded Mortgage Securitization Litigation Matters. Several pending litigation matters are discussed under the heading “First Horizon Branded Mortgage Securitization Litigation Matters” below. For certain of those FHN has been able to estimate reasonably possible loss. Those estimable matters are the FHFA, Charles Schwab, Western & Southern, and FDIC (NY) cases. The estimates for those matters are included in the range of reasonably possible loss discussed above. The estimates are subject to significant uncertainties regarding: the dollar amount claimed; the potential remedies that might be available or awarded; the outcome of any settlement discussions; the outcome of potentially dispositive early stage motions such as motions to dismiss; the availability of significantly dispositive defenses such as statutes of limitations or repose; the identity and value of assets that FHN may be required to repurchase to the extent asset repurchase is sought; the incomplete status of the discovery process; and the lack of precedent claims.

Matters Not Included in Reasonably Possible Loss Range

RPL-Excluded First Horizon Branded Mortgage Securitization Litigation Matters. Several pending litigation matters are discussed under the heading “First Horizon Branded Mortgage Securitization Litigation Matters” below. For certain of those FHN has been able to estimate reasonably possible loss as mentioned in the preceding paragraph, and for others FHN has not. Those matters which currently are not estimable are the FDIC (AL) case and the FHLB of San Francisco, Metropolitan Life, Royal Park, and certain indemnity cases. FHN is unable to estimate a range of reasonably possible loss due to significant uncertainties regarding: claims as to which the claimant specifies no dollar amount; the potential remedies that might be available or awarded; the availability of significantly

134	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

dispositive defenses such as statutes of limitations or repose; the outcome of potentially dispositive early-stage motions such as motions to dismiss; the identity and value of assets that FHN may be required to repurchase for those claims seeking asset repurchase; the non-started or incomplete status of the discovery process; the lack of a precise statement of damages; and lack of precedent claims.

Inquiry Regarding FHA-Insured Loans. Since second quarter 2012 FHN has been cooperating with the U.S. Department of Justice (“DOJ”) and the Office of the Inspector General for the Department of Housing and Urban Development (“HUD”) in a civil investigation regarding compliance with requirements relating to certain FHA-insured loans. During second quarter 2013 DOJ and HUD provided FHN with preliminary findings of the investigation, which focused on a small sample of loans and remain incomplete. No demand or claim has been made of FHN. The investigation could lead to a demand under the federal False Claims Act and the federal Financial Institutions Reform, Recovery, and Enforcement Act of 1989, which allow treble and other special damages substantially in excess of actual losses. Currently FHN is not able to predict the eventual outcome of this matter. FHN has established no liability for this matter and is not able to estimate a range of reasonably possible loss due to significant uncertainties regarding: the absence of any specific demand or claim; the potential remedies, including any amount of enhanced damages, that might be available or awarded; the availability of significantly dispositive defenses; FHN’s lack of information that would enable FHN to assess performance concerning its FHA-insured originations, many of which FHN does not service; and the small number of reported precedent claims and resolutions (involving other parties) combined with a lack of underlying data connected with those resolutions.

The investigation has focused on loans originated by FHN on or after January 1, 2006. FHA-insured originations from January 1, 2006 through the August 31, 2008 divestiture of FHN’s national mortgage platform totaled 47,817 loans with an aggregate original principal balance of $8.2 billion. The amount of FHA- insured originations each year has declined substantially following the divestiture.

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

At the time this report is filed, FHN, along with multiple defendants, is defending several lawsuits brought by investors which claim that the offering documents under which certificates relating to First Horizon branded securitizations (“FH proprietary securitizations”) were sold to them were materially deficient. The plaintiffs and venues of these suits are: (1) the Federal Housing Finance Agency (“FHFA”), as conservator for Fannie Mae and Freddie Mac, in U.S. District Court for the Southern District of New York (Case No. 11-cv-6193 (PGG)); (2) Charles Schwab Corp. in the Superior Court of San Francisco, California (Case No. 10-501610); (3) Western & Southern Life Insurance Co, among others, in the Court of Common Pleas, Hamilton County, Ohio (Case No. A1105352); (4) Federal Deposit Insurance Corporation (“FDIC”) as receiver for Colonial Bank, in the U.S. District Court for the Middle District of Alabama (Case No. CV-12-791-WKW-WC); and (5) FDIC as a receiver for Colonial Bank, in the U.S. District Court for the Southern District of New York (Case No. 12 Civ. 6166 (LLS)(MHD)). The plaintiffs in the pending suits claim to have purchased certificates in a number of separate FH proprietary securitizations and demand that FHN repurchase their investments, or answer in damages or rescission, among other remedies sought.

In some of the pending suits underwriters are co-defendants and have demanded, under provisions in the applicable underwriting agreements, that FHN indemnify them for their expenses and any losses they may incur. In addition, FHN has received indemnity demands from underwriters in certain other suits as to which investors claim to have purchased senior certificates in FH proprietary securitizations. FHN has not been named a defendant in these suits, which FHN is defending indirectly as indemnitor. The plaintiffs and venues of these other suits are: (6) FHLB of San Francisco, in the Superior Court of San Francisco County, California (Case No. CGC-10-497840); (7) Metropolitan Life Insurance Co., in the Supreme Court of New York County, New York (No. 651360-2012); and (8) Royal Park Invs. SA/NV, in the Supreme Court of New York County, New York (No. 652607-2012).

FIRST HORIZON NATIONAL CORPORATION	135

Note 18  ❑  Contingencies and Other Disclosures (continued)

Details concerning the original purchase amounts and ending balances of the investments at issue in these pending suits, as to which FHN is a named defendant or as to which FHN has an agreement to indemnify an underwriter defendant, are set forth below. Information about the performance of the FH proprietary securitizations related to these suits is available in monthly reports published by the trustee for the securitization trusts. FHN believes that certain plaintiffs did not purchase the entire certificate in the securitizations in which they invested. Reporting by the trustee is at a certificate level and, as a result, ending certificate balances in the following table were adjusted to reflect FHN’s estimate of the ending balance of each partial certificate purchased by these plaintiffs. Plaintiffs in the pending lawsuits claim to have purchased a total of $1.1 billion of certificates and the purchase prices of the certificates subject to the indemnification requests total $331.4 million. “Senior” and “Junior” refer to the ranking of the investments in broad terms; in most cases the securitization provided for sub-classifications within the Senior or Junior groups.

(Dollars in thousands)	Alt-A		Jumbo
	Senior	Junior	Senior	Junior

Vintage
Original Purchase Price:
2005 (a)	$843,868	$-	$30,000	$-
2006 (a)	307,926	-	-	9,793
2007	204,061	-	50,000	7,084

Total	$1,355,855	$-	$80,000	$16,877

Ending Balance per the December 25, 2013, trust statements:
2005	$302,761	$-	$10,903	$-
2006	105,672	-	-	2,541
2007	96,723	-	16,153	-

Total	$505,156	$-	$27,056	$2,541

(a)	The amounts shown in the table which are the subject of the FHFA litigation includes $230,020 of the Senior Alt-A loans from 2006 and $643,751 of the Senior Alt-A loans from 2005.

If FHN were to repurchase certificates, it would recognize as a loss the difference between the amount paid (adjusted for any related litigation liability previously established) and the fair value of the certificates at that time.

The ending certificate balance of the investments which are the subject of the FHFA lawsuit was $311.6 million as reported on the December 25, 2013, trust statements, with approximately 90 percent of the remaining balances performing. Cumulative losses on the FHFA investments which are the subject of the lawsuit, as reported on the trust statements, represent approximately 7 percent of the original principal amount underlying the certificates purchased. The total ending certificate balance of the investments which are the subject of the remaining lawsuits was $223.2 million as reported on the December 25, 2013, trust statements, with approximately 80 percent of the remaining balances performing. Cumulative losses on the investments which are the subject of the remaining lawsuits, as reported on the trust statements, represent approximately 8 percent of the original principal amount underlying the certificates purchased. Ending certificate balances reflect the remaining principal balance on the certificates, after the monthly principal and interest distributions and after reduction for applicable cumulative and current realized losses. Recognized cumulative losses may not take into account all outstanding principal and interest amounts advanced by the servicer due to nonpayment by the borrowers; reimbursement of those advances to the servicer may increase cumulative losses. Losses often are reported by the trustee based on each certificate within a pool or group, which limits FHN’s ability to ascertain losses at the individual investor level.

As discussed under “Legacy Home Loan Sales and Servicing,” similar claims may be pursued by other investors, and loan repurchase, make-whole, or indemnity claims may be pursued by securitization trustees or other parties to transactions seeking indemnity. At December 31, 2013, except for the FHFA case, FHN had not recognized a liability for exposure for investment rescission or damages arising from the foregoing or other potential claims by investors that the offering documents under which the loans were securitized were materially deficient, nor for exposure for repurchase of loans arising from potential claims that FHN breached its representations and warranties made in FH proprietary securitizations at closing.

136	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

Contract Claim Settlement Process – Mortgage Repurchase Pipeline

For several years FHN has received claims from government sponsored enterprises (“GSEs”), other government agencies, mortgage insurers, and others that FHN breached certain representations and warranties made in connection with whole-loan sales prior to September 2008. Generally such claims request or otherwise demand that FHN repurchase the loans or otherwise make the purchaser whole. FHN analyzes these claims using a pipeline approach. FHN reviews each claim in the pipeline and either offers to satisfy the claim or rejects the claim by asking the claimant to rescind it. FHN has established a material loss liability for probable incurred losses related to repurchase obligations for breaches of selling representations and warranties. Estimation for losses associated with repurchase obligations includes both trends observed in the pipeline and additional information that encompasses a broader population of loans. See the discussion under “Estimated Repurchase Liability.” As of December 31, 2013, none of these claims had become active litigation. These matters and the associated reserving methodologies are discussed under “Legacy Home Loan Sales and Servicing.”

Legacy Home Loan Sales and Servicing

Overview. Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Some government-insured and government-guaranteed loans were originated with credit recourse retained by FHN and some other mortgages were originated to be held, but predominantly mortgage loans were intended to be sold without recourse for credit default. Sales typically were effected either as non-recourse whole-loan sales or through non-recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominately to two GSEs – the Federal National Mortgage Association (“Fannie Mae,” “Fannie,” or “FNMA”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac,” “Freddie,” or “FHLMC”). Federally insured or guaranteed whole-loans were pooled, and payments to investors were guaranteed through the Government National Mortgage Association (“Ginnie Mae,” “Ginnie,” or “GNMA”). Collectively, Fannie Mae, Freddie Mac, and Ginnie Mae are referred to as the “Agencies.” Many mortgage loan originations, especially those “nonconforming” mortgage loans that did not meet criteria for whole-loan sales to the GSEs, or insurance through Ginnie Mae, were sold to investors, or certificate-holders, predominantly through proprietary securitizations but also, to a lesser extent, through whole-loan sales to private non-Agency purchasers. In addition, FHN originated with the intent to sell and sold HELOCs and second lien mortgages through whole-loan sales to private purchasers and, to a lesser extent, through proprietary securitizations.

Regarding these past first lien loan sale activities, FHN has exposure to potential loss primarily through two avenues. First, purchasers of these mortgage loans may request that FHN repurchase loans or make the purchaser whole for economic losses incurred if it is determined that FHN violated certain contractual representations and warranties made at the time of these sales. Contractual representations and warranties differ based on deal structure and counterparty. For whole-loan sales, a claimant generally would be the purchaser. For securitizations, a repurchase claimant generally would be a trustee. Second, investors in securitizations may attempt to achieve rescission of their investments or damages through litigation by claiming that the applicable offering documents were materially deficient. In addition, augmenting these avenues: the trustee for the securitized loans may seek repurchase of loans under contractual remedies; some of the loans that were sold or securitized were insured and the insurance carrier may seek repurchase or make-whole remedies by claiming that FHN violated certain contractual representations and warranties made in connection with the insurance contract; some of the loans sold to non-Agency whole-loan purchasers were included in securitizations of the purchasers, and the purchasers may seek repurchase or indemnification for losses and expenses caused by such a violation by FHN; and, some loans were originated under government insurance or guarantee programs and the government agency, or a person acting on its behalf, may seek contractual or statutory remedies based on claimed violations of the requirements of the respective program. In some cases FHN retained the servicing of the loans sold or securitized and so had substantial visibility into the status of the loans; in many cases FHN did not retain servicing and has had very limited or no such direct visibility. Moreover, since 2008 FHN has sold significant amounts of servicing rights in several transactions. Under the most recent servicing sale agreement FHN sold, in late 2013 and early 2014, substantially all its remaining legacy servicing.

FIRST HORIZON NATIONAL CORPORATION	137

Note 18  ❑  Contingencies and Other Disclosures (continued)

From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans to the Agencies without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. Although additional GSE sales occurred in earlier years, a substantial majority of GSE repurchase requests have come from that period. While substantially all of the losses for repurchase obligations related to sales to GSEs have been from vintages originated during 2005 through 2008, the definitive resolution agreements (“DRAs”) discussed below also include originations from 2000 through 2004. In addition, for many years ending in 2007, FHN securitized mortgage loans without recourse in First Horizon branded proprietary transactions. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans under the First Horizon (“FH”) brand.

On August 31, 2008 FHN sold its national mortgage origination and servicing platforms along with a portion of its servicing assets and obligations. This is sometimes referred to as the “2008 sale,” the “2008 divestiture,” the “platform sale,” or other similar terms. FHN contracted to have its remaining servicing obligations sub-serviced. Since the platform sale FHN has sold substantially all remaining servicing assets and obligations, as mentioned above.

Loans Sold With Full or Limited Recourse. Although not a substantial part of FHN’s former business, FHN sold certain Agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance (“MI”), the Federal Housing Administration (“FHA”) insurance, or the Veteran’s Administration (“VA”) guaranty. On December 31, 2013 and 2012, the current UPB of single-family residential loans that were sold on a full recourse basis with servicing retained was $.5 million and $36.1 million, respectively.

Loans sold with limited recourse include loans sold under government insured or guaranteed mortgage loan programs including the FHA and VA. FHN may absorb losses due to uncollected interest and foreclosure costs but has limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure.

FHN also has potential loss exposure from claims that FHN violated FHA or VA requirements related to the origination of the loans and insurance or guarantee claims filed related to the loans. Additional information concerning a pending investigation related to FHA-insured lending is provided in “Inquiry Regarding FHA-Insured Loans” above.

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

Note 18  ❑  Contingencies and Other Disclosures (continued)

that were sold to the GSEs. Since the mortgage platform sale in 2008 through December 31, 2013, Agencies have accounted for the vast majority of repurchase/make-whole claims received.

GSE Settlement Efforts. In the fourth quarter of 2013 FHN entered into a DRA with Fannie Mae, and in the first quarter of 2014 FHN entered into a DRA with Freddie Mac, in each case resolving certain legacy selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans FHN no longer serviced at the time of the DRA. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have obligations related to mortgage insurance rescissions, cancellations and denials. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for mortgage insurance cancellations and denials to the extent attributable to the acts of the current servicer.

The repurchase liability FHN has recorded as of December 31, 2013 contemplates, among other things, each DRA, estimates of FHN’s repurchase exposure related to loans excluded from the DRAs, and estimates of FHN’s repurchase exposure related to certain other loan sales. See “Established Repurchase Liability” below for additional information.

First Horizon Branded Proprietary Mortgage Securitizations. From 2005 through 2007 FHN originated and sold certain non-agency, nonconforming mortgage loans, consisting of Jumbo and Alternative-A (“Alt A”) first lien mortgage loans, to private investors through 80 proprietary securitization trusts under the FH brand. Securitized loans generally were sold indirectly to investors as interests, commonly known as certificates, in trusts. The certificates were sold to a variety of investors, including GSEs in some cases, through securities offerings under a prospectus or other offering documents. In most cases, the certificates were tiered into different risk classes, with junior classes exposed to trust losses first and senior classes exposed only after junior classes were exhausted. Through third quarter 2013, FHN continued to service substantially all of the remaining loans sold through FH proprietary securitizations. In third quarter FHN contracted to sell substantially all such servicing rights and obligations, with transfers occurring largely in fourth quarter 2013 and first quarter 2014. As of December 31, 2013, the remaining UPB in active FH proprietary securitizations from 2005 through 2007 was $7.1 billion consisting of $4.9 billion Alt-A mortgage loans and $2.2 billion Jumbo mortgage loans. Representations and warranties were made to the securitization trustee for the benefit of investors. As such, FHN has exposure to the trustee for repurchase of loans arising from claims that FHN breached its representations and warranties made at closing, and exposure to investors for investment rescission or damages arising from claims by investors that the offering documents under which the loans were securitized were materially deficient. As of December 31, 2013, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitizations based on breaches of representations and warranties.

Unlike loans sold to GSEs, contractual representations and warranties for FH proprietary first lien securitizations do not include specific representations regarding the absence of other-party fraud or negligence in the underwriting or origination of the mortgage loans. Securitization documents typically provide the investors with a right to request that the trustee investigate and initiate repurchase of a mortgage loan if FHN breached certain representations and warranties made at the time the securitization closed and such breach materially and adversely affects the interests of the investors in such mortgage loan. The securitization documents do not require the trustee to make an investigation into the facts or matters stated in any investor request or notice unless requested in writing to do so by the holders of certificates evidencing not less than 25 percent of the voting rights allocated to each class of certificates. The certificate holders also may be required to indemnify the trustee for its costs related to investigations made in connection with repurchase actions. FHN has no knowledge of any investor requests to the trustee of an FH proprietary securitization to investigate mortgage loans for possible breach of representations and warranties. GSEs were among the purchasers of certificates in FH proprietary securitizations. As such, they are entitled to the benefits of the same representations and warranties as other investors. However, the GSEs, acting through their conservator under federal law, are permitted to undertake, independently of other investors, reviews of FHN’s mortgage loan origination and servicing files. Such reviews are commenced using a subpoena process. If, because of such reviews, the GSEs determine there has been a breach of a representation or warranty that has had a material and adverse effect on the interests of the investors in any mortgage loan, the GSEs may attempt to persuade or compel enforcement of a repurchase obligation against FHN by the securitization trustee. Certain other

FIRST HORIZON NATIONAL CORPORATION	139

Note 18  ❑  Contingencies and Other Disclosures (continued)

government entities have asserted a similar right of review not generally available to other investors. As discussed in more detail below, FHN has received several such subpoenas.

In addition, the FH proprietary securitization trustee generally may initiate a loan review, without prior official action by investors, for the purpose of determining compliance with applicable representations and warranties with respect to any or all of the active FH proprietary securitizations. If non-compliance is discovered, the trustee may seek repurchase or other relief. At December 31, 2013, FHN’s trustee had made no claims against FHN and no litigation by the trustee was pending against FHN. Accordingly, FHN is not able to estimate any liability for this risk. FHN similarly is not able to estimate a range of reasonably possible losses associated with this risk, and no such amounts are included in the aggregate range discussed above. Those inabilities are due to significant uncertainties regarding: the absence of claims made; the nature and outcome of any claims process or related settlement discussions if pursued; the outcome of litigation if litigation is pursued; the identity and value of assets that FHN may be required to repurchase to the extent asset repurchase is sought; and the lack of precedent claims.

Also unlike loans sold to the GSEs through non-recourse whole-loan sales, interests in securitized loans were sold as securities under prospectuses or other offering documents subject to the disclosure requirements of applicable federal and state securities laws. As an alternative to pursuing a claim for breach of representations and warranties through the trustee as mentioned above, investors could pursue (and in certain cases mentioned below, are pursuing) a claim alleging that the prospectus or other disclosure documents were deficient by containing materially false or misleading information or by omitting material information. Claims for such disclosure deficiencies typically could be brought under applicable federal or state securities statutes, and the statutory remedies typically could include rescission of the investment or monetary damages measured in relation to the original investment made. Any such statutory claim would be subject to applicable limitation periods and other statutory defenses. If a plaintiff properly made and proved its allegations, the plaintiff might attempt to claim that damages could include loss of market value on the investment even if there were little or no credit loss in the underlying loans. Claims based on alleged disclosure deficiencies also could be brought as traditional fraud or negligence claims with a wider scope of damages possible. Each investor could bring such a claim individually, without acting through the trustee to pursue a claim for breach of representations and warranties, and investors could attempt joint claims or attempt to pursue claims on a class-action basis. Claims of this sort are likely to be resolved in a litigation context in most cases, unlike the GSE repurchase experience to date. The analysis of loss content and establishment of appropriate liabilities in those cases would follow principles and practices associated with litigation matters, including an analysis of available procedural and substantive defenses in each particular case, a determination of whether material loss is probable, and (if so) an estimation of the amount of ultimate loss, if any can be estimated. FHN expects most litigation claims to take much longer to resolve than GSE repurchase requests typically have taken.

Monoline insurance was a form of credit enhancement provided to a securitization by an insurer not affiliated with FHN. Subject to the terms and conditions of the policy, the insurer guaranteed payments of accrued interest and principal due to the investors. None of the FH proprietary first lien securitizations involved the use of monoline insurance for the benefit of all classes of security holders. In certain limited situations, insurance was provided for a specific senior retail class of holders within an individual securitization. The only insured certificate more recent than 2004 is from 2005 and covered $25.0 million of original certificate balance. The trustee statement dated December 25, 2013, reported to FHN that the remaining outstanding certificate balance for the class was $23.5 million. FHN understands that some monoline insurers have commenced lawsuits against others in the industry seeking to rescind policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice of a lawsuit from the monoline insurers of the senior retail level class.

Other First Horizon Branded Proprietary Securitizations. FHN originated and sold home equity lines and second lien loans through certain FH proprietary securitization trusts, most of which related to HELOC loans. As of December 31, 2013, only three of those securitizations, all HELOC, remain active; the rest have been retired as a result of clean-up calls exercised by FHN. Each remaining trust issued notes backed by these loans and publicly offered the asset-backed notes to investors pursuant to a prospectus. The Trustee statements dated December 25, 2013, reported that the cumulative original and current outstanding note balances of the remaining FH proprietary HELOC securitizations were $961.8 million and $296.5 million, respectively.

140	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

The loans in the FH HELOC securitization trusts are included on FHN’s balance sheet in accordance with GAAP either as consolidated variable interest entities (“VIEs”) or because the securitization did not qualify for sale treatment under GAAP. These loans and the associated credit risk are reflected in FHN’s consolidated financial statements.

The asset-backed notes issued in the FH proprietary HELOC securitizations were “wrapped” by monoline insurers. FHN understands that some monoline insurers have commenced lawsuits against other originators of asset-backed securities seeking to cancel policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice from a monoline insurer of any such lawsuit. The monoline insurers also have certain contractual rights to pursue repurchase and indemnification. In response to unreimbursed insurance draws resulting from insufficient remittances to investors, three monoline insurers of certain FH proprietary HELOC securitizations have commenced reviews of these HELOC securitizations and certain underlying loan files, underwriting guidelines, and payment histories. Repurchase requests have been received; in some cases requests have been rescinded and in others repurchases have been made. Because the underlying loans and their associated loss content are recorded on FHN’s balance sheet, FHN reviews the portfolio each quarter for inherent loss and has established reserves for loss content. For that reason, FHN does not include these requests in the repurchase pipeline reported for first lien mortgages, and FHN believes that any ultimate cash payouts related to these loans are unlikely to have any material impact upon FHN’s financial results as such payouts would be reflected as reductions to the existing balance of restricted or secured term borrowings. The monoline insurer for two of the HELOC securitizations has requested that, due to the default caused by the unreimbursed insurance draws, the insurer and FHN should explore collapsing the trusts and purchasing the underlying collateral as a remedy. If that action were taken FHN could incur some incremental loss based upon the nature of the collateral and the amounts required to be paid to collapse the trusts.

Additionally, advances made by monoline insurers for the benefit of security holders have been recognized within restricted or secured term borrowings in the Consolidated Statements of Condition. This recognition practice is used because the insurers have a higher priority to certain cash flows from the securitization trusts than FHN.

Other Whole-loan Sales. FHN has sold first lien mortgages without recourse through whole-loan sales to non-Agency purchasers. FHN made contractual representations and warranties to the purchasers generally similar to those made to Agency purchasers. As of December 31, 2013, 16 percent of repurchase/make-whole claims in the pipeline relate to private whole loan sales. These claims are included in FHN’s liability methodology and the assessment of the adequacy of the repurchase and foreclosure liability.

Many of these loans were included by the purchasers in non-FH securitizations. FHN’s contractual representations and warranties to these loan purchasers generally included indemnity covenants for losses and expenses applicable to the securitization caused by FHN’s breach. Currently the following categories of actions are pending which involve FHN and non-Agency whole-loan sales: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii) FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; (iii) FHN has received repurchase demands from purchasers or their assignees; and (iv) FHN is a defendant in two legal actions involving FHN-originated loans. In some cases the loans to be reviewed, or which otherwise are at issue, have not been identified specifically. Assignees can include securitizers or securitization trustees, among others. A loan is included in the repurchase pipeline only when an identifiable demand for repurchase has been made outside of active litigation.

Other Government Entity Loan Reviews. Certain government entities acting on behalf of several purchasers of FH proprietary and other securitizations have subpoenaed information from FHN and others. In 2009 FHN was subpoenaed by the federal regulator of credit unions, the National Credit Union Administration (“NCUA”), related to FH proprietary securitization investments by certain federal credit unions. There has been little communication with FHN associated with this matter since 2010. FHN has been subpoenaed by the FHFA acting as conservator for Fannie Mae and Freddie Mac related to securitization investments by those institutions. In addition, the FHLB of San Francisco and FHLB of Atlanta have subpoenaed FHN for purposes of a loan origination review related to certain of their securitization investments. Collectively, the NCUA, FHFA, and FHLB subpoenas seek information concerning a number of FH proprietary first lien securitizations and a FH proprietary HELOC securitization during

FIRST HORIZON NATIONAL CORPORATION	141

Note 18  ❑  Contingencies and Other Disclosures (continued)

2005 and 2006. In addition, the FDIC, acting on behalf of certain failed banks, has also subpoenaed FHN related to FH proprietary securitization investments by those institutions.

The FDIC, FHFA and FHLB of San Francisco subpoenas also concern loans sold by FHN to non-Agency purchasers on a whole-loan basis which were included by those purchasers in non-FH securitizations. That lending activity is discussed above under “Other Whole-loan Sales.” In addition, the FHLB of Seattle has subpoenaed FHN in connection with FHN-originated loans that were included in non-FH securitizations. The FDIC subpoena fails to identify the specific investments made by the failed banks. Other than the dollar amounts of those investments which are the subject of the FDIC’s active litigation as receiver for Colonial Bank, FHN has limited information regarding at least some of the loans under review or the dollar amounts invested in relation to the FDIC, FHFA, and FHLB subpoenas. The FDIC subpoenas overlap partially, and the FHFA subpoenas overlap substantially, with the ongoing litigation matters mentioned above under “Litigation – Loss Contingencies.”

The subpoenas discussed above relate to ongoing reviews which ultimately could result in claims against FHN. The original and current (as of December 25, 2013 trust statements) combined first lien certificate balances of the related FH proprietary securitizations in which the credit unions invested were $321.6 million and $110.6 million, respectively. The original and current (as of December 25, 2013 trust statements) HELOC certificate balances of the related FH proprietary HELOC securitization in which the credit unions invested was $299.8 million and $80.8 million. The original and current certificate balances of the FH proprietary securitizations in which the FHLB of San Francisco invested are $501.1 million and $151.0 million, respectively. The original and current certificate balances of the FH proprietary securitizations in which the FHLB of Atlanta invested are $56.1 million and $11.2 million, respectively. There are limitations as to FHN’s knowledge of the amount of FH proprietary securitizations investments that are subject to the FDIC, FHFA and FHLB of San Francisco subpoenas. Since the reviews at this time are neither repurchase claims nor litigation, the associated loans are not considered part of the repurchase pipeline.

Private Mortgage Insurance. MI was required by GSE rules for certain of the loans sold to GSEs and was also provided for certain of the loans that were securitized. MI generally was provided for the first lien loans sold or securitized having a loan-to-value ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices related to GSE-owned loans are not formal repurchase requests, FHN includes these in the active repurchase request pipeline. FHN tracks and monitors MI cancellation notices received and considers the amount of loans sold to GSEs where MI coverage has ultimately been lost when assessing the overall adequacy of FHN’s repurchase liability. As of December 31, 2013 and 2012, $478.0 million and $436.0 million, respectively, of loans sold or securitized have lost MI coverage.

Established Repurchase Liability. In fourth quarter, FHN entered into a DRA, discussed above in “GSE Settlement Efforts,” to resolve certain selling representation and warranty repurchase obligations with Fannie Mae. In connection with the DRA, FHN received additional information which was used to estimate repurchase liability levels at September 30, 2013 and at year-end. Compared with earlier periods, that information encompassed a broader population of loans including older vintages and expanded selection criteria from the remaining loan populations. The new information added the origination vintages of 2000 through 2004, expanded the scope of selections, and included estimates for losses from loans in early stage delinquency, modifications, and loans determined to have a higher probability of default. In February 2014, FHN entered into a DRA, also discussed above, with Freddie Mac. In connection with that DRA FHN also received certain additional information which FHN used to estimate repurchase liability levels at year-end. FHN used all available information to estimate losses related to potential repurchase obligations not included in the DRAs including future MI rescissions, prior bulk servicing sales where FHN is no longer the directly responsible party but still has repurchase obligations, and obligations related to certain other loan sales. Additionally, FHN continues to monitor claims included in the active pipeline, historical repurchase rates, and loss severities.

Based on currently available information and experience to date, FHN has evaluated its exposure under these obligations and accordingly has reserved for losses of $165.8 million and $234.1 million as of December 31, 2013 and 2012, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase the liability are included within Repurchase and foreclosure provision on the

142	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

Consolidated Statements of Income. The estimates are based upon currently available information and fact patterns that exist as of the balance sheet dates and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability.

Servicing and Foreclosure Practices. Through third quarter 2013, FHN serviced a predominately first lien mortgage loan portfolio with an unpaid principal balance of approximately $15 billion as of September 30, 2013. In fourth quarter, sales of substantially all remaining servicing commenced, resulting in the loan portfolio serviced by FHN at December 31, 2013 having an unpaid principal balance of approximately $10 billion.

A substantial portion of the first lien portfolio was serviced through a subservicer. FHN’s national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure and loss mitigation practices, of the then-remaining portion of FHN’s mortgage servicing portfolio was outsourced through a three year subservicing arrangement (the “2008 subservicing agreement”) with the platform buyer (the “2008 subservicer”). The 2008 subservicing agreement expired in 2011 when FHN entered into a replacement agreement with a new subservicer (the “2011 subservicer”). In third quarter 2013 FHN contracted to sell a substantial majority of its remaining servicing obligations and servicing assets (including advances) to the 2011 subservicer. The servicing is to be transferred to the buyer in stages, with substantial completion expected in first quarter 2014. Servicing still retained by FHN after year-end 2013 was subserviced by the 2011 subservicer.

The first lien portfolio is held primarily by private security holders and GSEs, with less significant portions held by other private investors. In connection with its servicing activities, FHN collected and remitted the principal and interest payments on the underlying loans for the account of the appropriate investor. In the event of delinquency or non-payment on a loan in a private or agency securitization: (1) the terms of the private securities agreements generally require the servicer, to continue to make monthly advances of principal and interest (“P&I”) to the trustee for the benefit of the investors; (2) the terms of the majority of the agency agreements may require the servicer to make advances of P&I, or in certain circumstances to repurchase the loan out of the trust pool; and (3) the servicer may be required to advance escrow and other payments. In the event advances are ultimately made by the servicer to satisfy these servicing obligations, these servicing advances are recoverable from: (a) the liquidation proceeds of the property securing the loan, in the case of private securitizations; (b) the proceeds of the foreclosure sale by the government agency, in the case of government agency-owned loans; and (c) in certain circumstances, mortgage payment pool funds. As of December 31, 2013 and 2012, FHN has recognized servicing advances of $261.8 million and $303.3 million, respectively. Servicing advances are included in Other assets on the Consolidated Statements of Condition. Those advances are part of the assets sold under the servicing sale agreement FHN entered into late in 2013; transfers under that agreement occurred partly in 2013 and partly in 2014.

FHN is subject to losses in its current and former loan servicing portfolio due to loan foreclosures. Foreclosure exposure arises from certain government agency agreements, as well as agreements with MI insurers, which limit the agency’s repayment guarantees on foreclosed loans and allow compensatory fees and penalties and curtailments of claims for violations of agreements or insurance policies, resulting in losses to the servicer. Foreclosure exposure also includes real estate costs, marketing costs, and costs to maintain properties, especially during protracted resale periods in geographic areas of the country negatively impacted by declining home values.

For several years governmental officials and agencies have scrutinized industry foreclosure practices, particularly in judicial foreclosure states. The initial focus on judicial foreclosure practices of financial institutions nationwide expanded to include non-judicial foreclosure and loss mitigation practices including the effective coordination by servicers of foreclosure and loss mitigation activities. All of the changes to servicing practices including the additional oversight required arising out of this activity including those described below could impact FHN through increased operational and legal costs. FHN continues to review, monitor, and revise, as appropriate, its foreclosure processes and coordinated loss mitigation practices with the goal of conforming them to evolving servicing requirements.

In 2011 regulators entered into consent decrees with several institutions requiring comprehensive revision of loan modification and foreclosure processes, including the remediation of borrowers that have experienced financial harm. The 2008 subservicer was subject to a consent decree and its parent company agreed to pay related monetary sanctions, among other things. In 2012 the 2008 subservicer, along with certain others, entered into a

FIRST HORIZON NATIONAL CORPORATION	143

Note 18  ❑  Contingencies and Other Disclosures (continued)

settlement agreement with the OCC which replaced the consent decree. The new settlement required remediation for all borrowers with “in-process” foreclosures dating from 2009 or 2010 and certain other foreclosure-avoidance assistance from parties to the settlement. The remediation process was substantially completed in 2013.

Under FHN’s 2008 subservicing agreement, the 2008 subservicer had the contractual right to follow FHN’s prior servicing practices as they existed 180 days prior to August 2008 until the 2008 subservicer became aware that such practices did not comply with applicable servicing requirements, subject to the subservicer’s obligation to follow accepted servicing practices, applicable law, and new requirements, including evolving interpretations of such practices, law and requirements. FHN cannot predict the amount of additional operating costs related to foreclosure delays, including required process changes, increased default services, extended periods of servicing advances and the recoverability of such advances, legal expenses, or other costs that may be incurred as a result of the internal reviews or external actions. In the event of a dispute such as that described below between FHN and the 2008 subservicer over any liabilities for subservicer’s servicing and management of foreclosure or loss mitigation processes, FHN cannot predict the costs that may be incurred.

FHN’s 2008 subservicer has presented invoices and made demands under the 2008 subservicing agreement that FHN pay certain costs related to tax service contracts, miscellaneous transfer costs, servicing timeline penalties, compensatory damages, and curtailments charged prior to the servicing transfer by GSEs and a government agency in connection with FHN’s transfer of subservicing to its 2011 subservicer in the amount of $8.6 million. The 2008 subservicer also is seeking reimbursement from FHN for expenditures the 2008 subservicer has incurred or anticipates it will incur under the consent decree and supervisory guidance relating to foreclosure review (collectively, “foreclosure review expenditures”). The foreclosure review expenditures for which the 2008 subservicer has sought reimbursement total $34.9 million. Additional reimbursement requests may be made. FHN disputes that it has any responsibility or liability for either demand. In the event that the 2008 subservicer pursues its position through litigation, FHN believes it has meritorious defenses and intends to defend itself vigorously. FHN disagrees with the 2008 subservicer’s position and has made no reimbursements. FHN also believes that certain amounts billed to FHN by agencies for penalties and curtailments on claims by MI insurers for actions by the 2008 subservicer prior to the 2011 subservicing transfer but billed after that date are owed by the 2008 subservicer. This disagreement has the potential to result in litigation and, in any such future litigation, the claim against FHN may be substantial.

Other Disclosures – Visa Matters. FHN is a member of the Visa USA network. In October 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa Inc. (“Visa”). Upon completion of the reorganization, the members of the Visa USA network remained contingently liable for certain Visa litigation matters (the “Covered Litigation”). Based on its proportionate membership share of Visa USA, FHN recognized a contingent liability in fourth quarter 2007 related to this contingent obligation. In March 2008, Visa completed its initial public offering (“IPO”) and funded an escrow account from its IPO proceeds to be used to make payments related to the Visa litigation matters. FHN received approximately 2.4 million Class B shares in conjunction with Visa’s IPO.

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

In July 2012, Visa and MasterCard announced a joint settlement (the “Settlement”) related to the Payment Card Interchange matter, one of the Covered Litigation matters. Based on the amount of the Settlement attributable to Visa and an assessment of FHN’s contingent liability accrued for Visa litigation matters, the Settlement did not have a material impact on FHN. As a result of the Settlement, Visa funded an additional $150 million into the escrow account in July 2012, and as a result FHN made a payment to the counterparty of $.8 million. As of December 31, 2013, the conversion ratio is 42 percent, and the contingent liability is $.8 million. Future funding of the escrow would dilute this exchange rate by an amount that is not determinable.

144	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

As of December 31, 2013 and 2012, the derivative liabilities were $2.9 million and $2.2 million, respectively.

FHN now holds approximately 1.1 million Visa Class B shares. FHN’s Visa shares are not considered to be marketable and therefore are included in the Consolidated Statements of Condition at their historical cost of $0. The Settlement has been approved by the court but that approval has been appealed by certain of the plaintiffs. Accordingly, the outcome of this matter remains uncertain. Additionally, other Covered Litigation matters are also pending judicial resolution, including new matters filed by class members who opted-out of the Settlement. So long as any Covered Litigation matter remains pending, FHN’s ability to transfer its Visa holdings continues to be restricted.

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

Note 19  ❑  Pension, Savings, and Other Employee Benefits

Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. The contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. FHN did not make any contributions to the qualified pension plan in 2013. Future decisions to contribute to the plan will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Management has assessed the need for future contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2014.

FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the qualified pension plan have been limited. These other non-qualified plans are unfunded, and contributions to these plans cover all benefits paid under the non-qualified plans. Payments made under the non-qualified plans were $5.4 million for 2013. FHN anticipates making benefit payments under the non-qualified plans of $5.1 million in 2014.

The accrual of benefits under the qualified pension plan and the supplemental retirement plan ceased as of December 31, 2012. Starting in 2013, employees in the pension plan and those in the Employee Non voluntary Elective Contribution (“ENEC”) program have been able to participate in the FHN savings plan with an increased company match rate; in addition, a profit sharing feature has been available for employees who are not eligible to participate in a bonus program.

Savings plan. FHN has a qualified defined contribution plan that covers substantially all employees. Under this plan, employees can invest their money in any of the available investment funds. In 2012 employees participating in the qualified pension plan received a company match of 50 percent of each $1.00 invested up to 6 percent of pre-tax contributions made by the employee, subject to Code limitations, while employees who started after the pension plan was closed to new hires received an additional contribution under the ENEC program discussed below. In 2012 the company match contribution initially was invested in company stock. Following the discontinuance of the accrual of benefits under the qualified pension plan as of December 31, 2012, an increased company match rate of 100 percent of each $1.00 invested applies to all employees up to 6 percent of pre-tax contributions made by the employee, subject to Code limitations, and match contributions no longer must be invested initially in company stock. The savings plan also allows employees to invest in a non-leveraged ESOP. Cash dividends on shares held by the ESOP are charged to retained earnings and the shares are considered outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 9,715,343 on December 31, 2013.

FIRST HORIZON NATIONAL CORPORATION	145

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

FHN also provides “flexible dollars” to assist employees with the cost of annual benefits and/or allow the employee to contribute to his or her qualified savings plan. These “flexible dollars” are pre-tax contributions and are based upon the employees’ years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $20.4 million for 2013, $16.8 million for 2012 and $17.1 million for 2011.

The ENEC program was added under the FHN savings plan and was provided only to employees not eligible for the pension plan. With the ENEC program, FHN will generally make contributions to eligible employees’ savings plan accounts based upon company performance. Contribution amounts will be a percentage of each employee’s base salary (as defined in the savings plan) earned the prior year. FHN contributed $1.7 million for the plan in 2013 related to the 2012 plan year, and FHN does not expect to contribute to the plan in 2014 related to the 2013 plan year. All contributions made to eligible employees’ savings plan accounts in relation to the ENEC program were invested in company stock.

Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance to retirement-eligible employees. The postretirement medical plan is contributory with retiree contributions adjusted annually and is based on criteria that are a combination of the employee’s age and years of service. For any employee retiring on or after January 1, 1995, FHN contributes a fixed amount based on years of service and age at the time of retirement. FHN’s postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“the Act”) introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care that provide a benefit that is actuarially equivalent to Medicare Part D. Beginning in 2014, FHN does not currently anticipate receiving a prescription drug subsidy under the Act. In third quarter 2013, FHN notified participants of revisions to the retiree medical plan effective January 1, 2014, which represented a negative plan amendment, the effects of which are being prospectively amortized beginning in third quarter 2013.

Actuarial assumptions. FHN’s process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the plan’s broad allocation of its assets to asset classes, such as large cap equity and fixed income. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a thirty year time horizon. Consequently, FHN selected a 6.60 percent assumption for 2014 for the defined benefit pension plan and a 2.85 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993.

The discount rates for the three years ended 2013 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN’s plans and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company’s funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $250 million par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. High quality corporate bonds experienced increasing yields in 2013 resulting in a discount rate higher than 2012 and therefore a lower benefit obligation. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

146	FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

The actuarial assumptions used in the defined benefit pension plan and other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost
	2013	2012	2011	2013	2012	2011

Discount rate
Qualified pension	5.15%	4.35%	5.10%	4.35%	5.10%	5.70%
Nonqualified pension	4.70%	3.85%	4.75%	3.85%	4.75%	5.10%
Other nonqualified pension	4.05%	3.20%	4.40%	3.20%	4.40%	4.75%
Postretirement benefits	4.10% - 5.35%	3.80% - 4.55%	4.75% - 5.25%	3.80% - 4.55%	4.75% - 5.25%	5.25% - 5.95%

Expected long-term rate of return
Qualified pension/postretirement benefits	6.60%	6.05%	6.90%	6.05%	6.90%	8.00%
Postretirement benefit (retirees prior to January 1, 1993)	2.85%	3.93%	4.49%	3.93%	4.49%	5.20%

Rate of compensation increase (a)	N/A	4.10%	4.10%	N/A	4.10%	4.10%

(a)	Due to the pension plan freeze as of December 31, 2012, the rate of compensation increase no longer applies to the qualified pension plan.

The assumed health care cost trend rates used in the other employee benefit plan was as follows:

	2013 (a)		2012

Assumed health care cost trend rates on December 31	Participants under age 65	Participants 65 years and older	Participants under age 65	Participants 65 years and older

Health care cost trend rate assumed for next year	N/A	N/A	7.50%	7.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	N/A	N/A	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	N/A	N/A	2019	2019

(a)	Beginning in 2013, participants are no longer included in FHN’s self-funded plan.

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease

Adjusted total service and interest cost components	$808	$772
Adjusted postretirement benefit obligation at end of plan year (a)	7,202	7,202

(a)	Due to the pension plan freeze on December 31, 2012, trend rate assumptions no longer have an impact on benefit obligation.

FIRST HORIZON NATIONAL CORPORATION	147

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

The components of net periodic benefit cost for the plan years 2013, 2012 and 2011 are as follows:

(Dollars in thousands)	Total Pension Benefits			Other Benefits
	2013	2012	2011	2013	2012	2011

Components of net periodic benefit cost
Service cost (a)	$63	$14,800	$15,358	$460	$467	$542
Interest cost	32,361	33,040	32,823	2,033	2,298	2,213
Expected return on plan assets	(34,946)	(39,813)	(46,885)	(816)	(915)	(1,188)
Amortization of unrecognized:
Transition (asset)/obligation	-	-	-	-	736	986
Prior service cost/(credit)	353	398	417	(299)	(9)	(9)
Actuarial (gain)/loss (b)	9,832	35,999	21,219	(171)	(488)	(1,057)

Net periodic benefit cost	7,663	44,424	22,932	1,207	2,089	1,487

ASC 715 curtailment/settlement expense (c)	370	1,231	-	-	-	-
ASC 715 special termination benefits	-	-	258	-	-	-

Total periodic benefit costs	$8,033	$45,655	$23,190	$1,207	$2,089	$1,487

(a)	2013 decline in total pension benefits service cost reflects the freeze of the pension plans effective December 31, 2012.

(b)

2013 decline in recognition of total pension benefits actuarial loss driven by the change in amortization term from the estimated average remaining service period of active employees to the estimated average remaining life expectancy of the remaining participants in conjunction with the freeze of the pension plans on December 31, 2012.

(c)

In 2013 and 2012, lump sum payments under the supplemental retirement plan triggered settlement accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the settlement and realized an ASC 715 settlement expense.

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a calculated value that recognizes changes in the fair value of plan assets over five years, as permitted by GAAP.

148	FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

The following tables set forth the plans’ benefit obligations and plan assets for 2013 and 2012:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2013	2012	2013	2012

Change in Benefit Obligation
Benefit obligation, beginning of year	$766,947	$670,056	$54,716	$45,868
Service cost (a)	63	14,800	460	467
Interest cost	32,361	33,040	2,033	2,298
Plan amendments	-	-	(10,678)	-
Actuarial (gain)/loss (b)	(78,617)	76,021	(7,237)	7,815
Actual benefits paid	(27,038)	(26,970)	(1,030)	(1,933)
Expected Medicare Part D reimbursement	-	-	200	201

Benefit obligation, end of year	$693,716	$766,947	$38,464	$54,716

Change in Plan Assets
Fair value of plan assets, beginning of year	$633,972	$575,790	$14,288	$14,615
Actual return on plan assets	28,699	78,172	2,659	1,266
Employer contributions	4,972	6,980	443	340
Actual benefits paid – settlement payments	(1,160)	(3,477)	(1,030)	(1,933)
Actual benefits paid – other payments	(25,878)	(23,493)	-	-

Fair value of plan assets, end of year	$640,605	$633,972	$16,360	$14,288

Funded status of the plans	$(53,111)	$(132,975)	$(22,104)	$(40,428)

Amounts Recognized in the Statements of Financial Condition
Other assets	$-	$-	$9,158	$-
Other liabilities	(53,111)	(132,975)	(31,262)	(40,428)

Net asset/(liability) at end of year	$(53,111)	$(132,975)	$(22,104)	$(40,428)

(a)	2013 decline in total pension benefits service cost reflects the freeze of the pension plans effective December 31, 2012.

(b)

2013 change in recognition of total pension benefits actuarial (gain)/loss driven by the change in amortization term from the estimated average remaining service period of active employees to the estimated average remaining life expectancy of the remaining participants in conjunction with the freeze of the pension plans on December 31, 2012. 2013 change in other benefits actuarial (gain)/loss driven by a change in the retiree medical plan.

The qualified and nonqualified pension plans were underfunded as of December 31, 2013, by $6.3 million, and $46.9 million, respectively. At year-end 2012, the qualified and nonqualified pension plans were underfunded by $80.3 million, and $52.7 million, respectively. Because of the pension freeze as of the end of 2012, the pension benefit obligation and the accumulated benefit obligation are the same as of December 31, 2013 and 2012. The projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded all corresponding plan assets as of December 31, 2013 and 2012.

Unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2013 and 2012 consist of:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2013	2012	2013	2012

Amounts Recognized in Accumulated Other Comprehensive Income
Prior service cost/(credit)	$927	$1,280	$(9,740)	$639
Net actuarial (gain)/loss	241,941	324,513	(8,429)	480

Total	$242,868	$325,793	$(18,169)	$1,119

FIRST HORIZON NATIONAL CORPORATION	149

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

The pre-tax amounts recognized in other comprehensive income during 2013 and 2012 were as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2013	2012	2013	2012

Changes in plan assets and benefit obligation recognized in other comprehensive income
Net actuarial (gain)/loss arising during measurement period	$(72,376)	$37,646	$(9,080)	$7,464
Prior service cost/(credit) arising during measurement period	-	-	(10,678)	-
Items amortized during the measurement period:
Net transition (asset)/obligation	-	-	-	(736)
Prior service credit/(cost)	(353)	(398)	299	9
Net actuarial gain/(loss)	(10,202)	(37,230)	171	488

Total recognized in other comprehensive income	$(82,931)	$18	$(19,288)	$7,225

FHN utilizes the minimum amortization method in determining the amount of actuarial gains or losses to include in plan expense. Under this approach, the net deferred actuarial gain or loss that exceeds a threshold is amortized over the average remaining service period of active plan participants. The threshold is measured as the greater of: 10 percent of a plan’s projected benefit obligation as of the beginning of the year or 10 percent of the market-related value of plan assets as of the beginning of the year. In conjunction with the freeze of the pension plans on December 31, 2012, all participants are considered inactive under applicable accounting guidance for determining the appropriate period for prospective amortization of actuarial gains and losses. Thus, effective January 1, 2013, FHN changed the amortization term for actuarial gains and losses from the estimated average remaining service period of active employees to the estimated average remaining life expectancy of the remaining participants.

The estimated net actuarial (gain)/loss, prior service cost/(credit), and transition (asset)/obligation for the plan that will amortize from accumulated other comprehensive income into net periodic benefit cost during the following fiscal year are as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2013	2012	2013	2012

Prior service cost/(credit)	$346	$353	$(1,163)	$34
Net actuarial (gain)/loss	6,539	9,601	(755)	67

FHN does not expect any defined benefit pension plan’s and other employee benefit plan’s assets to be returned to FHN in 2014.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate:

(Dollars in thousands)	Pension Benefits	Other Benefits

2014	$28,300	$1,966
2015	30,719	2,022
2016	33,045	2,076
2017	34,925	2,139
2018	36,749	2,200
2019-2023	210,017	11,994

Plan assets. FHN’s overall investment goal is to create, over the life of the pension plan and retiree medical plan, an adequate pool of sufficiently liquid assets to support the pension benefit obligations to participants, retirees, and beneficiaries, as well as to partially support the medical obligations to retirees and beneficiaries. Thus, the pension

150	FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

plan and retiree medical plan seek to achieve a high level of investment return consistent with a prudent level of portfolio risk.

During 2010, FHN adopted an investment strategy that will reduce equities and increase long duration fixed income allocations over time with the intention of reducing volatility of funded status and pension costs. At December 31, 2013 and 2012, the target allocation to equities was 32.5 percent and 37.5 percent, respectively and the target allocation to fixed income and cash equivalents was 67.5 percent and 62.5 percent, respectively. Equity securities, some of which are included in common and collective funds, primarily include investments in large capital and small capital companies located in the U.S., as well as international equity securities in developed and emerging markets. Fixed income securities include U.S. treasuries, corporate bonds of companies from diversified industries, mortgage backed securities, and foreign bonds. Fixed income investments generally have long durations consistent with the pension liabilities of FHN. Retiree medical funds are kept in short-term investments, primarily money market funds and mutual funds. On December 31, 2013 and 2012, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN’s pension plan assets at December 31, 2013 and December 31, 2012, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 22 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

(Dollars in thousands)	December 31, 2013
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$9,347	$-	$-	$9,347
Equity securities:
U.S. mid and small capital	63,834	-	-	63,834
Fixed income securities:
U.S. treasuries	-	4,585	-	4,585
Corporate, municipal and foreign bonds	-	199,896	-	199,896
Common and collective funds:
Corporate and foreign bonds	-	205,580	-	205,580
U.S. large capital	-	102,702	-	102,702
International	-	54,661	-	54,661

Total	$73,181	$567,424	$-	$640,605

(Dollars in thousands)	December 31, 2012
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$10,198	$-	$-	$10,198
Equity securities:
U.S. mid and small capital	67,263	-	-	67,263
Mutual funds	364	-	-	364
Fixed income securities:
U.S. treasuries	-	7,778	-	7,778
Corporate and foreign bonds	-	180,309	-	180,309
Common and collective funds:
Corporate and foreign bonds	-	194,205	-	194,205
U.S. large capital	-	112,311	-	112,311
International	-	61,544	-	61,544

Total	$77,825	$556,147	$-	$633,972

Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. The Retirement Investment Committee, comprised of senior managers within the organization, meets at least quarterly to review asset performance and potential portfolio rebalancing. Rebalancing of pension assets is based upon a de-risking glide path as well as liquidity needs for plan

FIRST HORIZON NATIONAL CORPORATION	151

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

benefits. Rebalancing occurs on a quarterly basis or as improvements in funded status merit changes to the targeted allocations, as defined in the de-risking glide path. The Committee also periodically reviews other elements of risk for its pension investment program, including the organization’s ability to assume pension investment risk.

The fair value of FHN’s retiree medical plan assets at December 31, 2013 and December 31, 2012 by asset category are as follows:

(Dollars in thousands)	December 31, 2013
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$600	$-	$-	$600
Equity securities:
U.S. small capital	1,613	-	-	1,613
Mutual funds:
Equity mutual funds	9,102	-	-	9,102
Fixed income mutual funds	4,511	-	-	4,511
Fixed income securities:
U.S. treasuries	-	119	-	119
Corporate and foreign bonds	-	415	-	415

Total	$15,826	$534	$-	$16,360

(Dollars in thousands)	December 31, 2012
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$632	$-	$-	$632
Equity securities:
U.S. small capital	1,428	-	-	1,428
Mutual funds:
Equity mutual funds	7,312	-	-	7,312
Fixed income mutual funds	4,260	-	-	4,260
Fixed income securities:
U.S. treasuries	-	139	-	139
Corporate and foreign bonds	-	517	-	517

Total	$13,632	$656	$-	$14,288

The number of shares of FHN common stock held by the qualified pension plan was 792,607 for 2013 and 2012.

152	FIRST HORIZON NATIONAL CORPORATION

Note 20  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Equity compensation plans

FHN currently has one plan, its shareholder-approved Equity Compensation Plan (“ECP”), which authorizes the grant of new stock-based awards to employees and directors. Outstanding awards generally were granted under the ECP, though older stock options and certain cash-settled stock units remain outstanding under several plans which no longer are active. The ECP authorizes a broad range of award types, including restricted shares, stock units, and stock options. Stock units may be paid in shares or cash, depending upon the terms of the award. The ECP also authorizes the grant of stock appreciation rights, though no such grants have been made. Awards generally have service-vesting conditions, meaning that the employee must remain employed by FHN for certain periods in order for the award to vest. Some outstanding awards also have performance conditions, and one outstanding award has performance conditions associated with FHN’s stock price. FHN operates the ECP by establishing award programs, each of which is intended to cover a specific need. Programs are created, changed, or terminated as needs change. Unvested awards have service and/or performance conditions which must be met in order for the shares to vest. On December 31, 2013, there were 9,410,603 shares available for new awards under the ECP. Although the ECP imposes a separate limit on full-value (non-option) awards which is included within the overall limit, at December 31, 2013 the two limits were the same.

Service condition full-value awards. Awards may be granted with service conditions only. In recent years programs using these awards have included an annual program for selected management employees, a mandatory deferral program for executives tied to annual bonuses earned, a salary stock unit program for executives, other mandatory deferral programs, various retention programs, and special hiring-incentive situations. Details of the awards vary by program, but most are settled in shares at vesting rather than cash, and vesting rarely begins earlier than the first anniversary of grant and rarely extends beyond the fourth anniversary of grant. Annual programs tend to use multiple annual vesting dates while retention programs tend to use a single vesting date, but there are exceptions.

Performance condition awards. Under FHN’s long-term incentive and corporate performance programs, performance stock units (executives) and cash units (selected management employees) are granted annually and vest only if predetermined performance measures are met. The measures are changed each year based on goals and circumstances prevailing at the time of grant. In recent years the performance periods have been three years, with service-vesting on the third anniversary of the grant. Recent annual performance awards require pro-rated forfeiture for performance falling between a threshold level and a maximum, but all-or-nothing awards have been granted and were outstanding at year-end. Performance awards sometimes are used to provide a narrow, targeted incentive to a single person or small group; one such award which represents a market performance condition to FHN’s CEO is discussed in the next paragraph and another such award, to a senior manager, remained outstanding at year-end. Of the annual program awards paid during 2013 or outstanding on December 31, 2013: performance conditions related to the 2009 units were met, and 50 percent of the units vested in 2013; performance conditions related to the 2010 units were met at the 50 percent payout level, so that 25 percent were paid in 2013 and 25 percent in 2014 with the remaining 50 percent forfeited; the three-year performance period of the 2011 units has ended but performance is measured relative to peers and has not yet been determined; and, the three-year performance periods for the 2012 and 2013 units have not ended. The performance award granted to a senior manager has been partially achieved.

Market condition award. In 2012, FHN made a special grant of performance stock units to FHN’s Chief Executive Officer which will vest at the end of a five year performance period. The award has no provision for pro-rated payment based on partial performance. The award’s two alternative performance goals are: FHN’s common stock price achieves and maintains a certain level for a certain period of time; or FHN’s total shareholder return during the entire period achieves a certain level.

Director awards. Non-employee directors receive annual grants of service-conditioned stock units under a program approved by the board of directors. Through the first quarter of 2013, directors received $45,000 of their annual retainer in the form of stock units which vested the following year and were paid in shares. Starting with the annual meeting in second quarter 2013, the program was changed to replace cash meeting fees with additional stock units, and to award additional units to the lead director. The amount of additional units granted varies with committee assignment, and the additional units are paid in cash rather than shares, but in other respects they are similar to the retainer units, which were unchanged. Prior to 2007 the board granted 8,930 shares of restricted

FIRST HORIZON NATIONAL CORPORATION	153

Note 20  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. That program was discontinued in 2007, although a few legacy awards remain outstanding.

The summary of restricted and performance stock and unit activity during the year ended December 31, 2013, is presented below:

	Shares/ Units	Weighted average grant date fair value

Nonvested on January 1, 2013	4,672,815	$10.21
Shares/units granted	1,154,540	10.63
Shares/units vested	(1,431,421)	9.34
Shares/units cancelled	(221,738)	10.40

Nonvested on December 31, 2013	4,174,196	$10.51

The weighted average grant date fair value for shares/units granted in 2012 and 2011 was $9.25 and $10.75, respectively.

On December 31, 2013, there was $16.0 million of unrecognized compensation cost related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.4 years. The total grant date fair value of shares vested during 2013, 2012 and 2011, was $13.8 million, $12.1 million and $5.1 million, respectively.

Stock option awards. Currently FHN operates only a single option program, calling for annual grants of service-vested options to executives. In the past, however, option programs varied widely in their uses and terms, and many old-program options, granted under the ECP or its predecessor plans, remain outstanding today. All options granted since 2005 provide for the issuance of FHN common stock at a price fixed at its fair market value on the grant date. All options granted since 2008 vest fully no later than the fourth anniversary of grant, and all such options expire seven years from the grant date. A deferral program, which was discontinued in 2005, allowed for foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Deferral options granted prior to January 2, 2004, expire 20 years from the grant date, while those granted in the final year of that program have only ten-year terms. FHN granted no stock options in 2009 or 2010.

The summary of stock option activity for the year ended December 31, 2013, is shown below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)

January 1, 2013	9,796,648	$21.26
Options granted	866,742	10.82
Options exercised	(64,085)	10.37
Options expired/cancelled	(2,006,130)	25.63

December 31, 2013	8,593,175	19.29	4.06	$4,094

Options exercisable	6,485,156	22.16	3.67	1,511
Options expected to vest	2,108,019	10.46	5.26	2,583

The total intrinsic value of options exercised during 2013, 2012, and 2011 was immaterial. On December 31, 2013, there was $2.4 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 2.6 years.

FHN granted 866,742, 1,248,685 and 1,005,224 stock options with a weighted average fair value of $3.21, $3.80 and $5.21 per option at grant date in 2013, 2012 and 2011, respectively.

154	FIRST HORIZON NATIONAL CORPORATION

Note 20  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2013, 2012, and 2011 with the following assumptions:

	2013	2012	2011

Expected dividend yield	1.84%	0.42%	0.34%
Expected weighted-average lives of options granted	6.12 years	6.11 years	6.59 years
Expected weighted-average volatility	36.19%	42.40%	40.70%
Expected volatility range	27.27 – 62.98%	35.80 – 62.21%	35.04 – 57.69%
Risk-free interest rate	1.16%	1.10%	2.91%

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. For options granted in 2013, 2012, and 2011, FHN used a blended volatility rate in order to more accurately reflect expected volatility. A portion of the weighted average volatility rate was derived by compiling daily closing stock prices over a historical period approximating the expected lives of the options. Additionally, because of market volatility experienced during this time period related to economic conditions and the impact on stock prices of financial institutions, FHN also incorporated a measure of implied volatility so as to incorporate more recent, normalized market conditions that are considered to better reflect future volatility.

Compensation Cost. The compensation cost that has been included in income from continuing operations pertaining to stock-based awards was $16.1 million, $16.2 million, and $14.2 million for 2013, 2012, and 2011, respectively. The corresponding total income tax benefits recognized were $6.2 million in 2013 and 2012 and $5.4 million for 2011.

Authorization. Consistent with Tennessee state law, only authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock based compensation awards. FHN generally obtains authorization from the Board of Directors to repurchase any stock that may be issued at the time a plan is approved or amended. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal and regulatory restrictions, and prudent capital management. FHN does not currently expect to repurchase a material number of shares under the compensation plan-related repurchase program during the next annual period.

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

FIRST HORIZON NATIONAL CORPORATION	155

Note 21  ❑  Business Segment Information

FHN has four business segments: regional banking, capital markets, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers largely in Tennessee and other selected markets. Regional banking provides investments, financial planning, trust services and asset management, credit card, and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally. The capital markets segment consists of fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory, and derivative sales. The corporate segment consists of gains on the extinguishment of debt, unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, acquisition-related costs, and various charges related to restructuring, repositioning, and efficiency initiatives. The non-strategic segment consists of the wind-down national consumer lending activities, legacy mortgage banking elements including servicing fees, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses along with the associated restructuring, repositioning, and efficiency charges.

Periodically, FHN adapts its segments to reflect managerial or strategic changes. FHN may also modify its methodology of allocating expenses and equity among segments which could change historical segment results. Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. Generally, all assignments and allocations have been consistently applied for all periods presented. The following table reflects the amounts of consolidated revenue, expense, tax, and assets for each segment for the years ended December 31:

(Dollars in thousands)		2013	2012	2011

Consolidated	Net interest income	$637,374	$688,667	$700,832
	Provision for loan losses	55,000	78,000	44,000
	Noninterest income	584,577	671,329	786,011
	Noninterest expense	1,158,601	1,383,701	1,292,995

	Income/(loss) before income taxes	8,350	(101,705)	149,848
	Provision/(benefit) for income taxes	(32,169)	(85,262)	15,836

	Income/(loss) from continuing operations	40,519	(16,443)	134,012
	Income/(loss) from discontinued operations, net of tax	548	148	8,618

	Net income/(loss)	$41,067	$(16,295)	$142,630

	Average assets	$24,409,656	$25,053,304	$24,719,626

	Depreciation and amortization	$71,616	$117,972	$89,321
	Expenditures for long-lived assets	41,463	21,862	35,408

Regional Banking	Net interest income	$591,324	$605,495	$568,533
	Provision/(provision credit) for loan losses	18,460	(898)	(61,505)
	Noninterest income	247,719	253,455	267,057
	Noninterest expense	531,387	569,511	566,496

	Income/(loss) before income taxes	289,196	290,337	330,599
	Provision/(benefit) for income taxes	104,135	105,514	121,747

	Net income/(loss)	$185,061	$184,823	$208,852

	Average assets	$12,876,805	$12,657,687	$11,477,672

	Depreciation and amortization	$19,244	$24,571	$21,097
	Expenditures for long-lived assets	34,764	17,617	25,720

Capital Markets	Net interest income	$16,165	$20,735	$23,118
	Noninterest income	268,435	334,992	355,758
	Noninterest expense	232,839	263,385	321,121

156	FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Business Segment Information (continued)

(Dollars in thousands)		2013	2012	2011

	Income/(loss) before income taxes	51,761	92,342	57,755
	Provision/(benefit) for income taxes	19,451	34,890	21,901

	Net income/(loss)	$32,310	$57,452	$35,854

	Average assets	$2,255,768	$2,297,065	$2,227,912

	Depreciation and amortization	$5,528	$5,353	$5,006
	Expenditures for long-lived assets	3,987	1,851	4,581

Corporate	Net interest income/(expense)	$(43,302)	$(31,556)	$(15,048)
	Noninterest income	26,054	26,949	69,766
	Noninterest expense	75,071	99,167	102,911

	Income/(loss) before income taxes	(92,319)	(103,774)	(48,193)
	Provision/(benefit) for income taxes	(63,299)	(79,131)	(54,541)

	Net income/(loss)	$(29,020)	$(24,643)	$6,348

	Average assets	$5,191,999	$5,222,848	$5,123,526

	Depreciation and amortization	$46,140	$86,415	$59,583
	Expenditures for long-lived assets	1,050	2,327	1,126

Non-Strategic	Net interest income	$73,187	$93,993	$124,229
	Provision for loan losses	36,540	78,898	105,505
	Noninterest income	42,369	55,933	93,430
	Noninterest expense	319,304	451,638	302,467

	Income/(loss) before income taxes	(240,288)	(380,610)	(190,313)
	Provision/(benefit) for income taxes	(92,456)	(146,535)	(73,271)

	Income/(loss) from continuing operations	(147,832)	(234,075)	(117,042)
	Income/(loss) from discontinued operations, net of tax	548	148	8,618

	Net income/(loss)	$(147,284)	$(233,927)	$(108,424)

	Average assets	$4,085,084	$4,875,704	$5,890,516

	Depreciation and amortization	$704	$1,633	$3,635
	Expenditures for long-lived assets	1,662	67	3,981

Certain previously reported amounts have been reclassified to agree with current presentation.

FIRST HORIZON NATIONAL CORPORATION	157

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

Transfers between fair value levels are recognized at the end of the fiscal quarter in which the associated change in inputs occurs.

158	FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

Recurring Fair Value Measurements

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

(Dollars in thousands)	December 31, 2013
	Level 1	Level 2	Level 3	Total

Trading securities – capital markets:
U.S. treasuries	$-	$70,472	$-	$70,472
Government agency issued MBS	-	231,398	-	231,398
Government agency issued CMO	-	55,515	-	55,515
Other U.S. government agencies	-	108,265	-	108,265
States and municipalities	-	30,814	-	30,814
Corporate and other debt	-	297,440	5	297,445
Equity, mutual funds, and other	-	614	-	614

Total trading securities – capital markets	-	794,518	5	794,523

Trading securities – mortgage banking:
Principal only	-	-	5,110	5,110
Interest only	-	-	2,085	2,085

Total trading securities – mortgage banking	-	-	7,195	7,195

Loans held-for-sale	-	-	230,456	230,456
Securities available-for-sale:
U.S. treasuries	-	39,996	-	39,996
Government agency issued MBS	-	823,689	-	823,689
Government agency issued CMO	-	2,290,937	-	2,290,937
Other U.S. government agencies	-	-	2,326	2,326
States and municipalities	-	13,655	1,500	15,155
Venture capital	-	-	4,300	4,300
Equity, mutual funds, and other	23,259	-	-	23,259

Total securities available-for-sale	23,259	3,168,277	8,126	3,199,662

Mortgage servicing rights	-	-	72,793	72,793
Other assets:
Deferred compensation assets	23,880	-	-	23,880
Derivatives, forwards and futures	3,020	-	-	3,020
Derivatives, interest rate contracts	-	178,846	-	178,846

Total other assets	26,900	178,846	-	205,746

Total assets	$50,159	$4,141,641	$318,575	$4,510,375

Trading liabilities – capital markets:
U.S. treasuries	$-	$210,096	$-	$210,096
Government agency issued MBS	-	854	-	854
Other U.S. government agencies	-	3,900	-	3,900
Corporate and other debt	-	153,498	-	153,498

Total trading liabilities – capital markets	-	368,348	-	368,348

Other liabilities:
Derivatives, forwards and futures	4,343	-	-	4,343
Derivatives, interest rate contracts	-	147,021	-	147,021
Derivatives, other	-	1	2,915	2,916

Total other liabilities	4,343	147,022	2,915	154,280

Total liabilities	$4,343	$515,370	$2,915	$522,628

FIRST HORIZON NATIONAL CORPORATION	159

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

(Dollars in thousands)	December 31, 2012
	Level 1	Level 2	Level 3	Total

Trading securities – capital markets:
U.S. treasuries	$-	$97,965	$-	$97,965
Government agency issued MBS	-	360,400	-	360,400
Government agency issued CMO	-	209,869	-	209,869
Other U.S. government agencies	-	279,164	-	279,164
States and municipalities	-	35,178	-	35,178
Corporate and other debt	-	244,022	5	244,027
Equity, mutual funds, and other	-	18,130	-	18,130

Total trading securities – capital markets	-	1,244,728	5	1,244,733

Trading securities – mortgage banking:
Principal only	-	-	5,480	5,480
Interest only	-	-	12,507	12,507

Total trading securities – mortgage banking	-	-	17,987	17,987

Loans held-for-sale	-	2,349	221,094	223,443
Securities available-for-sale:
U.S. treasuries	-	39,999	-	39,999
Government agency issued MBS	-	1,136,580	-	1,136,580
Government agency issued CMO	-	1,649,211	-	1,649,211
Other U.S. government agencies	-	-	3,753	3,753
States and municipalities	-	13,755	1,500	15,255
Corporate and other debt	510	-	-	510
Venture capital	-	-	4,300	4,300
Equity, mutual funds, and other	14,767	-	-	14,767

Total securities available-for-sale	15,277	2,839,545	9,553	2,864,375

Mortgage servicing rights	-	-	114,311	114,311
Other assets:
Deferred compensation assets	22,477	-	-	22,477
Derivatives, forwards and futures	1,850	-	-	1,850
Derivatives, interest rate contracts	-	290,617	-	290,617
Derivatives, other	-	5	-	5

Total other assets	24,327	290,622	-	314,949

Total assets	$39,604	$4,377,244	$362,950	$4,779,798

Trading liabilities – capital markets:
U.S. treasuries	$-	$376,790	$-	$376,790
Government agency issued MBS	-	43	-	43
Other U.S. government agencies	-	21,887	-	21,887
States and municipalities	-	960	-	960
Corporate and other debt	-	164,749	-	164,749

Total trading liabilities – capital markets	-	564,429	-	564,429

Other short-term borrowings	-	-	11,156	11,156
Other liabilities:
Derivatives, forwards and futures	2,546	-	-	2,546
Derivatives, interest rate contracts	-	197,548	-	197,548
Derivatives, other	-	-	2,175	2,175

Total other liabilities	2,546	197,548	2,175	202,269

Total liabilities	$2,546	$761,977	$13,331	$777,854

160	FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

Changes in Recurring Level 3 Fair Value Measurements

The changes in Level 3 assets and liabilities measured at fair value for the twelve months ended December 31, 2013, 2012 and 2011, on a recurring basis are summarized as follows:

(Dollars in thousands)	Twelve Months Ended December 31, 2013
	Trading securities	Loans held- for-sale		Securities available-for-sale			Mortgage servicing rights, net	Net derivative liabilities	Other short-term borrowings
				Investment portfolio	Venture Capital

Balance on January 1, 2013	$17,992	$221,094		$5,253	$4,300		$114,311	$(2,175)	$(11,156)
Total net gains/(losses) included in:
Net income	5,028	(4,387)		-	-		20,182	(2,013)	(3)
Other comprehensive income	-	-		(114)	-		-	-	-
Purchases	-	69,929		-	-		-	-	-
Issuances	-	-		-	-		-	-	-
Sales	(7,784)	-		-	-		(39,633)	-	11,159
Settlements	(8,036)	(40,369)		(1,313)	-		(22,067)	1,273	-
Net transfers into/(out of) Level 3	-	(15,811	)(c)	-	-		-	-	-

Balance on December 31, 2013	$7,200	$230,456		$3,826	$4,300		$72,793	$(2,915)	$-

Net unrealized gains/(losses) included in net income	$1,237 (a)	$(4,387	)(a)	$-	$-	(b)	$17,394 (a)	$2,013 (d)	$- (a)

(Dollars in thousands)	Twelve Months Ended December 31, 2012
	Trading securities		Loans held- for-sale		Securities available-for-sale			Mortgage servicing rights, net		Net derivative liabilities		Other short-term borrowings
					Investment portfolio	Venture Capital

Balance on January 1, 2012	$18,059		$210,487		$7,262	$12,179		$144,069		$(11,820)		$(14,833)
Total net gains/(losses) included in:
Net income	3,678		(2,618)		-	371		(5,075)		(1,757)		3,677
Other comprehensive income	-		-		(234)	-		-		-		-
Purchases	-		60,111		-	-		-		-		-
Issuances	-		-		-	-		-		-		-
Sales	-		-		-	(8,250)		-		-		-
Settlements	(9,225)		(27,032)		(1,775)	-		(24,683)		11,402		-
Net transfers into/(out of) Level 3	5,480		(19,854	)(c)	-	-		-		-		-

Balance on December 31, 2012	$17,992		$221,094		$5,253	$4,300		$114,311		$(2,175)		$(11,156)

Net unrealized gains/(losses) included in net income	$2,084	(a)	$(2,618	)(a)	$-	$(4,700	)(b)	$(3,957	)(a)	$(1,757	)(d)	$3,677 (a)

FIRST HORIZON NATIONAL CORPORATION	161

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Twelve Months Ended December 31, 2011
	Trading securities	Loans held- for-sale		Securities available-for-sale			Mortgage servicing rights		Net derivative liabilities		Other short-term borrowings
				Investment portfolio	Venture capital

Balance on January 1, 2011	$26,478	$207,632		$39,391	$13,179		$207,319		$(1,000)		$(27,309)
Total net gains/(losses) included in:
Net income	3,796	(368)		-	-		(41,260)		(9,414)		12,476
Other comprehensive income	-	-		(1,688)	-		-		-		-
Purchases	-	49,323		-	-		-		-		-
Issuances	-	-		-	-		-		(2,500)		-
Sales	(132)	-		(29,217)	(1,000)		-		-		-
Settlements	(12,083)	(37,198)		(1,224)	-		(21,990)		1,094		-
Net transfers into/(out of) Level 3	-	(8,902	)(c)	-	-		-		-		-

Balance on December 31, 2011	$18,059	$210,487		$7,262	$12,179		$144,069		$(11,820)		$(14,833)

Net unrealized gains/(losses) included in net income	$2,205 (a)	$(368	)(a)	$-	$-	(b)	$(40,076	)(a)	$(9,414	)(d)	$12,476 (a)

(a)	Primarily included in mortgage banking income on the Consolidated Statements of Income.

(b)	Represents recognized gains and losses attributable to venture capital investments classified within securities available-for-sale that are included in securities gains/(losses) in noninterest income.

(c)	Transfers out of recurring loans held-for-sale level 3 balances reflect movements out of loans held-for-sale and into real estate acquired by foreclosure (level 3 nonrecurring).

(d)	Included in Other expense.

In fourth quarter 2012, FHN determined that the level of market information on prepayment speeds and discount rates associated with its principal only trading securities had become more limited. In response, FHN increased its use of unobservable inputs and transferred these balances to Level 3.

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2013, 2012, and 2011, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

(Dollars in thousands)	Carrying value at December 31, 2013				Twelve Months Ended December 31, 2013
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$6,185	$-	$6,185	$(122)
Loans held-for-sale – first mortgages	-	-	9,457	9,457	139
Loans, net of unearned income (a)	-	-	62,839	62,839	(3,109)
Real estate acquired by foreclosure (b)	-	-	45,753	45,753	(4,987)
Other assets (c)	-	-	66,128	66,128	(4,902)

					$(12,981)

162	FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Carrying value at December 31, 2012				Twelve Months Ended December 31, 2012
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$23,902	$-	$23,902	$15
Loans held-for-sale – first mortgages	-	-	12,054	12,054	(436)
Loans, net of unearned income (a)	-	-	117,064	117,064	(55,948)
Real estate acquired by foreclosure (b)	-	-	41,767	41,767	(9,422)
Other assets (c)	-	-	76,501	76,501	(8,248)

					$(74,039)

(Dollars in thousands)	Carrying value at December 31, 2011				Twelve Months Ended December 31, 2011
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$66,730	$-	$66,730	$(2)
Loans held-for-sale – first mortgages	-	-	11,980	11,980	(5,947)
Loans, net of unearned income (a)	-	-	125,297	125,297	(48,330)
Real estate acquired by foreclosure (b)	-	-	68,884	68,884	(18,358)
Other assets (c)	-	-	91,243	91,243	(12,192)

					$(84,829)

(a)	Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.

(b)

Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(c)	Represents tax credit investments.

In first quarter 2011, FHN recognized goodwill impairment of $10.1 million related to the contracted sale of FHI. In accordance with accounting requirements, FHN allocated a portion of the goodwill from the applicable reporting unit to the asset group held-for-sale in determining the carrying value of the disposal group. In determining the amount of impairment, FHN compared the carrying value of the disposal group to the estimated value of the contracted sale price, which primarily included observable inputs in the form of financial asset values but which also included certain nonobservable inputs related to the estimated values of post-closing events and contingencies. Thus, this measurement was considered a Level 3 valuation. Impairment of goodwill was recognized for the excess of the carrying amount over the fair value of the disposal group.

In first quarter 2013, third quarter 2012 and second quarter 2011, FHN exercised clean-up calls on first lien mortgage proprietary securitization trusts. In accordance with accounting requirements, FHN initially recognized the associated loans at fair value. Fair value was primarily determined through reference to observable inputs, including current market prices for similar loans. Since these loans were from the 2003 vintage, adjustments were made for the higher yields associated with the loans in comparison to more currently originated loans being sold. This resulted in recognition of an immaterial premium for these transactions.

FIRST HORIZON NATIONAL CORPORATION	163

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

Level 3 Measurements

The following tables provide information regarding the unobservable inputs utilized in determining the fair value of level 3 recurring and non-recurring measurements as of December 31, 2013 and 2012:

(Dollars in Thousands) Level 3 Class	Fair Value at December 31, 2013	Valuation Techniques	Unobservable Input	Values Utilized

Trading securities – mortgage	$7,195	Discounted cash flow	(a)	(a)

Loans held-for-sale – residential real estate	239,913	Discounted cash flow	Prepayment speeds – First mortgage	6% - 10%

			Prepayment speeds – Heloc	3% - 12%

			Credit spreads	2% - 4%

			Delinquency adjustment factor	15% - 25% added to credit spread

			Loss severity trends – First mortgage	50% - 60% of UPB

			Loss severity trends – Heloc	35% - 100% of UPB

			Draw Rate – Heloc	2% - 11%

Venture capital investments	4,300	Industry comparables	Adjustment for minority interest and small business status	40% - 50% discount

		Discounted cash flow	Discount rate	25% - 30%

			Earnings capitalization rate	20% - 25%

Mortgage servicing rights	72,793	Discounted cash flow	(a)	(a)

Derivative liabilities, other	2,915	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion - $5.0 billion

			Probability of resolution scenarios	15% - 45%

			Time until resolution	6 - 30 months

Loans, net of unearned income (b)	62,839	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal

		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value

			Financial Statements/Auction Values adjustment	0% - 25% of reported value

Real estate acquired by foreclosure (c)	45,753	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

Other assets (d)	66,128	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield

		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

(a)	The unobservable inputs for Principal-only and Interest-only trading securities and MSR are discussed in Note 23 – Loan Sales and Securitizations.

(b)	Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.

(c)

Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(d)	Represents tax credit investments.

164	FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in Thousands) Level 3 Class	Fair Value at December 31, 2012	Valuation Techniques	Unobservable Input	Values Utilized

Trading securities – mortgage	$17,987	Discounted cash flow	(a)	(a)

Loans held-for-sale – residential real estate	233,148	Discounted cash flow	Prepayment speeds	6% - 10%

			Credit spreads	2% - 4%

			Delinquency adjustment factor	15% - 25% added to credit spread

			Loss severity trends	50% - 60% of UPB

Venture capital investments	4,300	Industry comparables	Adjustment for minority interest and small business status	40% - 50% discount

		Discounted cash flow	Discount Rate	25% - 30%

			Earnings capitalization rate	20% - 25%

Mortgage servicing rights	114,311	Discounted cash flow	(a)	(a)

Other short-term borrowings	11,156	Discounted cash flow	(b)	(b)

Derivative liabilities, other	2,175	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion - $5.0 billion

			Probability of resolution scenarios	10% - 50%

			Time until resolution	9 - 18 months

Loans, net of unearned income (c)	117,064	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

		Other collateral valuations	Borrowing base certificates	20% - 50% of gross value

			Financial Statements/ Auction Values	0% - 25% of reported value

Real estate acquired by foreclosure (d)	41,767	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

Other assets (e)	76,501	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield

		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

(a)	The unobservable inputs for Principal-only and Interest-only trading securities and MSR are discussed in Note 23 – Loan Sales and Securitizations.

(b)	The inputs and associated ranges for Other short-term borrowings mirror those of the related MSR.

(c)	Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.

(d)

Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(e)	Represents tax credit investments.

FIRST HORIZON NATIONAL CORPORATION	165

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

Loans held-for-sale. Prepayment rates, credit spreads, delinquency adjustment factors and draw rates are significant unobservable inputs used in the fair value measurement of FHN’s residential real estate loans held-for-sale. Loss severity trends are also assessed to evaluate the reasonableness of fair value estimates resulting from discounted cash flows methodologies as well as to estimate fair value for newly repurchased loans and loans that are near foreclosure. Significant increases (decreases) in any of these inputs in isolation would result in significantly lower (higher) fair value measurements. All observable and unobservable inputs are re-assessed monthly. Increases (decreases) in the draw rate estimates for HELOCs would increase (decrease) their fair value. Fair value measurements are reviewed at least monthly by FHN’s Corporate Accounting Department.

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

Loans, net of unearned income and Real estate acquired by foreclosure. Collateral-dependent loans and Real estate acquired by foreclosure are primarily valued using appraisals based on sales of comparable properties in the same or similar markets. Multiple appraisal firms are utilized to ensure that estimated values are consistent between firms. This process occurs within FHN’s Credit Risk Management and Loan Servicing functions (primarily consumer) and the Credit Risk Management Committee reviews valuation methodologies and loss information for reasonableness. Back testing is performed during the year through comparison to ultimate disposition values and is reviewed quarterly within the Credit Risk Management function. Other collateral (receivables, inventory, equipment, etc.) is valued through borrowing base certificates, financial statements and/or auction valuations. These valuations are discounted based on the quality of reporting, knowledge of the marketability/collectability of the collateral and historical disposition rates.

Other assets – tax credit investments. The estimated fair value of tax credit investments is generally determined in relation to the yield (i.e., future tax credits to be received) an acquirer of these investments would expect in relation to the yields experienced on current new issue and/or secondary market transactions. Thus, as tax credits are recognized, the future yield to a market participant is reduced, resulting in consistent impairment of the individual investments. Individual investments are reviewed for impairment quarterly, which may include the consideration of additional marketability discounts related to specific investments. Unusual valuation adjustments, and the associated triggering events, are discussed with senior and executive management, when appropriate. A portfolio review is conducted annually, with the assistance of a third party, to assess the reasonableness of current valuations.

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

Prior to 2010, FHN transferred certain servicing assets in transactions that did not qualify for sale treatment due to certain recourse provisions. In fourth quarter 2013, these recourse provisions expired and the transaction was recognized as a sale. The associated proceeds were recognized within other short-term borrowings in the Consolidated Statements of Condition. Since the servicing assets were recognized at fair value and changes in the fair value of the related financing liabilities mirrored the change in fair value of the associated servicing assets, management elected to account for the financing liabilities at fair value. Since the servicing assets had already been delivered to the buyer, the fair value of the financing liabilities associated with the transaction did not reflect any instrument-specific credit risk.

The following tables reflect the differences between the fair value carrying amount of residential real estate loans held-for-sale measured at fair value in accordance with management’s election and the aggregate unpaid principal amount FHN is contractually entitled to receive at maturity.

(Dollars in thousands)	December 31, 2013
	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal

Residential real estate loans held-for-sale reported at fair value:
Total loans	$230,456	$378,326	$(147,870)
Nonaccrual loans	64,231	137,301	(73,070)
Loans 90 days or more past due and still accruing	7,765	15,854	(8,089)

(Dollars in thousands)	December 31, 2012
	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal

Residential real estate loans held-for-sale reported at fair value:
Total loans	$223,443	$343,450	$(120,007)
Nonaccrual loans	51,203	110,386	(59,183)
Loans 90 days or more past due and still accruing	9,111	20,839	(11,728)

FIRST HORIZON NATIONAL CORPORATION	167

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

(Dollars in thousands)	Twelve Months Ended December 31
	2013	2012	2011

Changes in fair value included in net income:
Mortgage banking noninterest income
Loans held-for-sale	$(4,387)	$(2,618)	$(368)
Other short-term borrowings	(3)	3,677	12,476

For the twelve months ended December 31, 2013, 2012, and 2011, the amounts for residential real estate loans held-for-sale include losses of $1.5 million, $1.8 million, and $6.2 million, respectively, included in pretax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on both a quality adjustment for delinquencies and the full credit spread on the non-conforming loans. Interest income on residential real estate loans held-for-sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held-for-sale.

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

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which primarily include excess interest, interest-only strips and principal-only strips.

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

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

In third quarter 2013, FHN agreed to sell substantially all of its remaining legacy mortgage servicing, including excess interest. FHN used the price in the definitive agreement, as adjusted for the portion of pricing that was not specific to the excess interest, as a third-party pricing source in the valuation of the excess interest.

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

Loans held-for-sale. FHN determines the fair value of residential real estate loans held-for-sale using a discounted cash flow model which incorporates both observable and unobservable inputs. Typical inputs include contractual cash flow requirements, current mortgage rates for similar products, estimated prepayment rates, credit spreads and delinquency penalty adjustments. Adjustments for delinquency and other differences in loan characteristics are typically reflected in the model’s discount rates. Loss severity trends and the value of underlying collateral are also considered in assessing the appropriate fair value for severely delinquent loans and loans in foreclosure. The valuation of HELOCs also incorporates estimates of loan draw rates as well as estimated cancellation rates for loans expected to become delinquent.

Loans held-for-sale also includes loans made by the Small Business Administration (“SBA”), which are accounted for at LOCOM. The fair value of SBA loans is determined using an expected cash flow model that utilizes observable inputs such as the spread between LIBOR and prime rates, consensus prepayment speeds, and the treasury curve. The fair value of other non-residential real estate loans held-for-sale is approximated by their carrying values based on current transaction values.

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

In third quarter 2013, FHN agreed to sell substantially all of its remaining legacy mortgage servicing. FHN used the price in the definitive agreement, as adjusted for the portion of pricing that was not specific to the MSR, as a third-party pricing source in the valuation of the MSR held at December 31, 2013.

Derivative assets and liabilities. The fair value for forwards and futures contracts is based on current transactions involving identical securities. Futures contracts are exchange-traded and thus have no credit risk factor assigned as the risk of non-performance is limited to the clearinghouse used.

Valuations of other derivatives (primarily interest rate related swaps, swaptions, caps, and collars) are based on inputs observed in active markets for similar instruments. Typical inputs include the LIBOR curve, Overnight Indexed Swap (“OIS”) curve, option volatility, and option skew. In measuring the fair value of these derivative assets and liabilities, FHN has elected to consider credit risk based on the net exposure to individual counterparties. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as customer loan grades and debt ratings. Foreign currency related derivatives also utilize observable exchange rates in the determination of fair value.

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

Short-term financial liabilities. The fair value of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are approximated by the book value. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization. Prior to fourth quarter 2013, Other short-term borrowings included a liability associated with transfers of MSR that did not qualify for sale accounting. This liability was accounted for at elected fair value, which was measured consistent with the related MSR, as previously described.

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

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held-for-sale, and term borrowings as of December 31, 2013 and 2012, involve the use of significant internally-developed pricing assumptions for certain components of these line items. These assumptions are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. Assets and liabilities that are not financial instruments (including MSR) have not been included in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the Company.

FIRST HORIZON NATIONAL CORPORATION	171

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

The following tables summarize the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as unfunded commitments as of December 31, 2013 and 2012.

	December 31, 2013
(Dollars in thousands)	Book Value	Fair Value
		Level 1	Level 2	Level 3	Total

Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$7,837,130	$-	$-	$7,759,902	$7,759,902
Commercial real estate	1,122,676	-	-	1,075,385	1,075,385
Retail:
Consumer real estate	5,206,586	-	-	4,858,031	4,858,031
Permanent mortgage	639,751	-	-	606,038	606,038
Credit card & other	329,122	-	-	331,088	331,088

Total loans, net of unearned income and allowance for loan losses	15,135,265	-	-	14,630,444	14,630,444
Short-term financial assets
Total interest-bearing cash	730,297	730,297	-	-	730,297
Federal funds sold	66,079	-	66,079	-	66,079
Securities purchased under agreements to resell	412,614	-	412,614	-	412,614

Total short-term financial assets	1,208,990	730,297	478,693	-	1,208,990
Trading securities (a)	801,718	-	794,518	7,200	801,718
Loans held-for-sale (a)	370,152	-	6,185	363,967	370,152
Securities available-for-sale (a)(b)	3,398,457	23,259	3,168,277	206,921	3,398,457
Derivative assets (a)	181,866	3,020	178,846	-	181,866
Other assets
Tax credit investments	66,128	-	-	66,128	66,128
Deferred compensation assets	23,880	23,880	-	-	23,880

Total other assets	90,008	23,880	-	66,128	90,008
Nonearning assets
Cash & due from banks	349,216	349,216	-	-	349,216
Capital markets receivables	45,255	-	45,255	-	45,255
Accrued interest receivable	69,208	-	69,208	-	69,208

Total nonearning assets	463,679	349,216	114,463	-	463,679

Total assets	$21,650,135	$1,129,672	$4,740,982	$15,274,660	$21,145,314

Liabilities:
Deposits:
Defined maturity	$1,505,712	$-	$1,520,950	$-	$1,520,950
Undefined maturity	15,229,244	-	15,229,244	-	15,229,244

Total deposits	16,734,956	-	16,750,194	-	16,750,194
Trading liabilities (a)	368,348	-	368,348	-	368,348
Short-term financial liabilities
Federal funds purchased	1,042,633	-	1,042,633	-	1,042,633
Securities sold under agreements to repurchase	442,789	-	442,789	-	442,789
Total other borrowings	181,146	-	181,146	-	181,146

Total short-term financial liabilities	1,666,568	-	1,666,568	-	1,666,568
Term borrowings
Real estate investment trust-preferred	45,828	-	-	47,000	47,000
Term borrowings - new market tax credit investment	18,000	-	-	17,685	17,685
Borrowings secured by residential real estate	310,833	-	-	268,249	268,249
Other long term borrowings	1,365,198	-	1,372,646	-	1,372,646

Total term borrowings	1,739,859	-	1,372,646	332,934	1,705,580
Derivative liabilities (a)	154,280	4,343	147,022	2,915	154,280
Other noninterest-bearing liabilities
Capital markets payables	21,173	-	21,173	-	21,173
Accrued interest payable	23,813	-	23,813	-	23,813

Total other noninterest-bearing liabilities	44,986	-	44,986	-	44,986

Total liabilities	$20,708,997	$4,343	$20,349,764	$335,849	$20,689,956

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $128.0 million and FRB stock of $66.0 million.

172	FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

	December 31, 2012
(Dollars in thousands)	Book Value	Fair Value
		Level 1	Level 2	Level 3	Total

Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$8,700,765	$-	$-	$8,546,446	$8,546,446
Commercial real estate	1,148,238	-	-	1,114,187	1,114,187
Retail:
Consumer real estate	5,559,754	-	-	4,993,192	4,993,192
Permanent mortgage	740,655	-	-	617,385	617,385
Credit card & other	282,207	-	-	283,830	283,830

Total loans, net of unearned income and allowance for loan losses	16,431,619	-	-	15,555,040	15,555,040
Short-term financial assets
Total interest-bearing cash	353,373	353,373	-	-	353,373
Federal funds sold	34,492	-	34,492	-	34,492
Securities purchased under agreements to resell	601,891	-	601,891	-	601,891

Total short-term financial assets	989,756	353,373	636,383	-	989,756
Trading securities (a)	1,262,720	-	1,244,728	17,992	1,262,720
Loans held-for-sale (a)	401,937	-	26,251	375,686	401,937
Securities available-for-sale (a)(b)	3,061,808	15,277	2,839,545	206,986	3,061,808
Derivative assets (a)	292,472	1,850	290,622	-	292,472
Other assets
Tax credit investments	76,501	-	-	76,501	76,501
Deferred compensation assets	22,477	22,477	-	-	22,477

Total other assets	98,978	22,477	-	76,501	98,978
Nonearning assets
Cash & due from banks	469,879	469,879	-	-	469,879
Capital markets receivables	117,772	-	117,772	-	117,772
Accrued interest receivable	72,779	-	72,779	-	72,779

Total nonearning assets	660,430	469,879	190,551	-	660,430

Total assets	$23,199,720	$862,856	$5,228,080	$16,232,205	$22,323,141

Liabilities:
Deposits:
Defined maturity	$1,523,428	$-	$1,556,020	$-	$1,556,020
Undefined maturity	15,106,281	-	15,106,281	-	15,106,281

Total deposits	16,629,709	-	16,662,301	-	16,662,301
Trading liabilities (a)	564,429	-	564,429	-	564,429
Short-term financial liabilities
Federal funds purchased	1,351,023	-	1,351,023	-	1,351,023
Securities sold under agreements to repurchase	555,438	-	555,438	-	555,438
Total other borrowings	441,201	-	430,045	11,156	441,201

Total short-term financial liabilities	2,347,662	-	2,336,506	11,156	2,347,662
Term borrowings
Real estate investment trust-preferred	45,760	-	-	42,300	42,300
Term borrowings – new market tax credit investment	18,000	-	-	18,835	18,835
Borrowings secured by residential real estate	390,182	-	-	231,041	231,041
Other long term borrowings	1,772,540	-	1,729,527	-	1,729,527

Total term borrowings	2,226,482	-	1,729,527	292,176	2,021,703
Derivative liabilities (a)	202,269	2,546	197,548	2,175	202,269
Other noninterest-bearing liabilities
Capital markets payables	110,329	-	110,329	-	110,329
Accrued interest payable	28,114	-	28,114	-	28,114

Total other noninterest-bearing liabilities	138,443	-	138,443	-	138,443

Total liabilities	$22,108,994	$2,546	$21,628,754	$305,507	$21,936,807

Certain previously reported amounts have been reclassified to agree with current presentations.

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.0 million.

FIRST HORIZON NATIONAL CORPORATION	173

Note 22  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Contractual Amount		Fair Value
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Unfunded Commitments:
Loan commitments	$8,836,656	$7,993,218	$1,923	$1,765
Standby and other commitments	318,149	367,785	4,653	4,933

174	FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Loan Sales and Securitizations

Prior to 2009, FHN utilized loan sales and securitizations as a significant source of liquidity for its mortgage banking operations. FHN no longer retains financial interests in loans it transfers to third parties. During 2013 and 2012 loan sale activity was not material. In third quarter 2011, FHN transferred $187.7 million in unpaid principal balance ($126.0 million after consideration of partial charge-offs and associated LOCOM) of non-performing permanent mortgages in a bulk sale resulting in $29.8 million of net pre-tax losses in provision for loan losses on the Consolidated Statements of Income.

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

In certain cases, FHN continues to service and receive servicing fees related to the transferred loans. During 2013 and 2012, FHN received annual servicing fees approximating .31 percent and .29 percent, respectively, of the outstanding balance of underlying single-family residential mortgage loans and .34 percent inclusive of income related to excess interest. In 2013 and 2012, FHN received annual servicing fees approximating .50 percent of the outstanding balance of underlying loans for HELOC and home equity loans transferred. MSR related to loans transferred and serviced by FHN, as well as MSR related to loans serviced by FHN and transferred by others, are discussed further in Note 6 – Mortgage Servicing Rights.

The sensitivity of the fair value of all retained or purchased MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2013 and 2012, are as follows:

(Dollars in thousands except for annual cost to service)	December 31, 2013			December 31, 2012
	First Liens	Second Liens	HELOC	First Liens	Second Liens	HELOC

Fair value of retained interests	$70,341	$161	$2,291	$111,314	$196	$2,801
Weighted average life (in years)	4.3	3.6	3.7	4.0	3.0	3.0
Annual prepayment rate	19.7%	32.3%	34.3%	21.0%	27.1%	27.9%
Impact on fair value of 10% adverse change	$(3,527)	$(10)	$(117)	$(5,736)	$(12)	$(158)
Impact on fair value of 20% adverse change	(6,743)	(19)	(225)	(10,956)	(24)	(304)
Annual discount rate on servicing cash flows	8.6%	14.0%	18.0%	11.8%	14.0%	18.0%
Impact on fair value of 10% adverse change	$(1,848)	$(4)	$(69)	$(3,079)	$(5)	$(87)
Impact on fair value of 20% adverse change	(3,605)	(8)	(133)	(5,976)	(10)	(169)
Annual cost to service (per loan) (a)	$162	$50	$50	$118	$50	$50
Impact on fair value of 10% adverse change	(1,715)	(4)	(37)	(2,711)	(5)	(43)
Impact on fair value of 20% adverse change	(3,419)	(8)	(73)	(5,404)	(9)	(86)
Annual earnings on escrow	1.4%	-	-	1.4%	-	-
Impact on fair value of 10% adverse change	$(721)	-	-	$(640)	-	-
Impact on fair value of 20% adverse change	(1,442)	-	-	(1,281)	-	-

(a)	Amounts represent market participant based assumptions.

FIRST HORIZON NATIONAL CORPORATION	175

Note 23  ❑  Loan Sales and Securitizations (continued)

The sensitivity of the fair value of other retained interests to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2013 and 2012, are as follows:

(Dollars in thousands)	December 31, 2013		December 31, 2012
	Excess Interest IO	Certificated PO	Excess Interest IO	Certificated PO

Fair value of retained interests	$2,085	$5,110	$12,507	$5,480
Weighted average life (in years)	4.9	2.0	3.9	2.3
Annual prepayment rate	19.2%	38.4%	19.1%	43.5%
Impact on fair value of 10% adverse change	$(77)	$(219)	$(554)	$(283)
Impact on fair value of 20% adverse change	(152)	(463)	(1,065)	(596)
Annual discount rate on residual cash flows	11.8%	NM	13.3%	NM
Impact on fair value of 10% adverse change	$(75)	NM	$(454)	NM
Impact on fair value of 20% adverse change	(143)	NM	(872)	NM

NM – Not meaningful

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

Prepayment rates and credit spreads (part of the discount rate) are significant unobservable inputs used in the fair value measurement of FHN’s MSR, principal only strips and excess interest IO. Cost to service and earnings on escrow are additional unobservable inputs included in the valuation of MSR. Increases in prepayment rates, credit spreads and costs to service in isolation would result in significantly lower fair value measurements for the associated assets. Conversely, decreases in prepayment rates, credit spreads and costs to service in isolation would result in significantly higher fair value measurements for the associated assets. An increase/(decrease) in earnings on escrow in isolation would be accompanied by an increase/(decrease) in the value of the related MSR. Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayment rates as customers are expected to refinance existing mortgages under more favorable interest rate terms. Generally, changes in discount rates directionally mirror the changes in market interest rates. In third quarter 2013, FHN agreed to sell substantially all its remaining legacy mortgage servicing. Sales commenced in fourth quarter 2013 and were substantially completed in first quarter 2014. FHN used the price in the definitive agreement, as adjusted for the portion of pricing that was not specific to the MSR and excess interest, as a third-party pricing source in the valuation of the remaining servicing assets as of December 31, 2013.

Prior to the contracted servicing sale, the MSR Hedging Working Group reviewed the overall assessment of the estimated fair value of MSR and excess interests weekly and was responsible for approving the critical assumptions used by management to determine the estimated fair value of FHN’s retained interests. In addition, this working group reviewed the source of significant changes to the carrying values each quarter and was responsible for hedges and approving hedging strategies during periods when the MSR was hedged. Hedges were terminated upon execution of the definitive agreement to sell servicing. Subsequent to the contracted servicing sale, FHN’s Corporate Accounting monitors sale activity and changes in the fair value of MSR and excess interest monthly.

Prior to the contracted servicing sale, FHN also engaged in a process referred to as “price discovery” on a quarterly basis to assess the reasonableness of the estimated fair value of retained interests. Price discovery was conducted through a process of obtaining the following information: (1) quarterly informal (and an annual formal) valuation of the servicing portfolio by prominent independent mortgage-servicing brokers and (2) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the

176	FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Loan Sales and Securitizations (continued)

mortgage banking business. Although there was no single source of market information that could be relied upon to assess the fair value of MSR or excess interests, FHN reviewed all information obtained during price discovery to determine whether the estimated fair value of MSR was reasonable when compared to market information.

For the years ended December 31, 2013, 2012 and 2011, cash flows received and paid related to loan sales and securitizations were as follows:

(Dollars in thousands)	2013	2012	2011

Proceeds from initial sales (a)	$10,843	$226,013	$409,003
Servicing fees retained (b)	43,563	60,919	72,558
Purchases of GNMA guaranteed mortgages	97,684	101,520	66,591
Purchases of previously transferred financial assets (c) (d)	287,576	418,773	267,091
Other cash flows received on retained interests	5,482	8,736	7,894

(a)	2011 includes $89.2 million of proceeds related to a bulk sale of nonperforming permanent mortgages.

(b)	Includes servicing fees on MSR associated with loan sales and purchased MSR.

(c)

Includes repurchases of delinquent and performing loans, foreclosed assets, and make-whole payments for economic losses incurred by purchaser. Also includes buyouts from GSEs in order to facilitate foreclosures.

(d)	2013, 2012 and 2011 includes $74.7 million, $99.3 million and $32.7 million, respectively, of cash paid related to clean-up calls exercised by FHN.

The principal amount of loans transferred through loan sales and securitizations and other loans managed with them, the principal amount of delinquent loans, and the net credit losses during 2013 and 2012 are as follows:

(Dollars in thousands)	Principal Amount of Residential Real Estate Loans (a) (b) (c)		Net Credit Losses (c)

	December 31		Year Ended December 31
	2013	2012	2013	2012

Total loans managed or transferred	$8,386,789	$15,094,508	$219,925	$440,234

(a)

Amounts represent real estate residential loans in FHN’s portfolio, held-for-sale, and loans that have been transferred in proprietary securitizations and whole loan sales in which FHN has a retained interest other than servicing rights. Also includes $39.4 million and $5.8 billion of loans transferred to GSEs with any type of retained interest on December 31, 2013 and 2012, respectively.

(b)

December 31, 2013 and 2012, includes $.7 billion where the principal amount is 90 days or more past due or nonaccrual. Included in these amounts are $39.8 million and $36.6 million of GNMA guaranteed mortgages on December 31, 2013 and 2012, respectively.

(c)

No delinquency or net credit loss data is provided for the loans transferred to FNMA or FHLMC because these agencies retain credit risk. See Note 18 – Contingencies and Other Disclosures for discussion related to repurchase obligations for loans transferred to GSEs or private investors.

FIRST HORIZON NATIONAL CORPORATION	177

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

Consolidated Variable Interest Entities

FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking and consumer lending operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts’ economic performance. In situations where the retention of MSR and other retained interests, including residual interests and subordinated bonds, results in FHN potentially absorbing losses or receiving benefits that are significant to the trusts, FHN is considered the primary beneficiary, as it is also assumed to have the power as servicer to most significantly impact the activities of such VIEs. Consolidation of the trusts results in the recognition of the trusts’ proceeds as restricted borrowings since the cash flows on the securitized loans can only be used to settle the obligations due to the holders of the trusts’ securities. In third quarter 2013, FHN agreed to sell the servicing related to one of these consolidated securitization trusts. Upon closing of this sale in January 2014, the securitization trust was de-consolidated and prospectively considered a non-consolidated VIE.

Included in the December 31, 2013 balance of consolidated proprietary residential mortgage securitizations is a HELOC securitization trust that has entered a rapid amortization period and for which FHN is obligated to provide subordinated funding. During this period, cash payments from borrowers are accumulated to repay outstanding debt securities while FHN continues to make advances to borrowers when they draw on their lines of credit. FHN then transfers the newly generated receivables into the securitization trust and is reimbursed only after other parties in the securitization have received all of the cash flows to which they are entitled. If loan losses requiring draws on the related monoline insurers’ policies, which protect bondholders in the securitization, exceed a certain level, FHN may not receive reimbursement for all of the funds advanced to borrowers, as the senior bondholders and the monoline insurers typically have priority for repayment. This securitization trust is currently consolidated by FHN due to FHN’s status as the Master Servicer for the securitization and the retention of a significant residual interest. Because the trust is consolidated, amounts funded from monoline insurance policies are considered as additional restricted term borrowings in FHN’s Consolidated Statements of Condition.

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

178	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Variable Interest Entities (Continued)

The following table summarizes VIEs consolidated by FHN as of December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
(Dollars in thousands)	On-Balance Sheet Consumer Loan Securitizations	Rabbi Trusts Used for Deferred Compensation Plans	On-Balance Sheet Consumer Loan Securitizations	Rabbi Trusts Used for Deferred Compensation Plans
	Carrying Value	Carrying Value	Carrying Value	Carrying Value

Assets:
Cash and due from banks	$1,244	N/A	$-	N/A
Loans, net of unearned income	100,790	N/A	119,796	N/A
Less: Allowance for loan losses	4,439	N/A	4,272	N/A

Total net loans	96,351	N/A	115,524	N/A

Other assets	1,892	$64,505	1,869	$60,788

Total assets	$99,487	$64,505	$117,393	$60,788

Liabilities:
Term borrowings	$89,640	N/A	$108,502	N/A
Other liabilities	18	$49,519	24	$49,758

Total liabilities	$89,658	$49,519	$108,526	$49,758

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

New Market Tax Credit LLCs. First Tennessee New Markets Corporation (“FTNMC”), a wholly-owned subsidiary of FTBNA, makes equity investments through wholly-owned subsidiaries as a limited member in various limited liability companies (“LLCs”) that sponsor community development projects utilizing the New Market Tax Credit (“NMTC”) pursuant to Section 45 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN’s community reinvestment initiatives. The activities of the LLCs include providing investment capital for low-income communities within FHN’s primary geographic region. A portion of the funding of FTNMC’s investment in a NMTC LLC is obtained via a loan from an unrelated third-party that is typically a community development enterprise. The NMTC LLCs are considered VIEs as FTNMC, the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. While FTNMC could absorb losses that are significant to the NMTC LLCs as it has a risk of loss for its initial capital contributions, the managing members are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the NMTC LLCs’ economic performance and the managing members are exposed to all losses beyond FTNMC’s initial capital contributions.

Small Issuer Trust Preferred Holdings. FTBNA holds variable interests in trusts which have issued mandatorily redeemable preferred capital securities (“trust preferreds”) for smaller banking and insurance enterprises. FTBNA

FIRST HORIZON NATIONAL CORPORATION	179

Note 24  ❑  Variable Interest Entities (Continued)

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

Proprietary Residential Mortgage Securitizations. FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts’ economic performance. While FHN is assumed to have the power as servicer to most significantly impact the activities of such VIEs in situations where FHN does not have the ability to participate in significant portions of a securitization trust’s cash flows, it is not considered the primary beneficiary of the trust. Therefore, these trusts are not consolidated by FHN. Upon closing of the servicing sales agreed to in third quarter 2013, FHN’s interests in these securitizations will decline substantially.

Agency Residential Mortgage Securitizations. During fourth quarter 2013, FHN completed the sale of substantially all servicing for Agency securitizations resulting in the de-recognition of its interests in these trusts.

Prior to third quarter 2008, FHN transferred first lien mortgages that were included in Agency-sponsored securitizations and retained MSR and in certain situations various other interests. Except for recourse due to breaches of standard representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts held no recourse to the assets of FHN. Additionally, FHN had no contractual requirements to provide financial support to the trusts. The Agencies’ or designated third parties’ status as Master Servicer and the rights they hold consistent with their guarantees on the securities issued provide them with the power to direct the activities that most significantly impact the trusts’ economic performance. Thus, such trusts were not consolidated by FHN as it was not considered the primary beneficiary even in situations where it could potentially receive benefits or absorb losses that were significant to the trusts.

180	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Variable Interest Entities (Continued)

In relation to certain Agency securitizations, FHN purchased the servicing rights on securitized loans from the loan originator and held other retained interests. Based on their restrictive nature, the trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts’ economic performance. As the Agencies serve as Master Servicer for the securitized loans and hold rights consistent with their guarantees on the securities issued, they have the power to direct the activities that most significantly impact the trusts’ economic performance. Thus, FHN was not considered the primary beneficiary even in situations where it could potentially receive benefits or absorb losses that were significant to the trusts. FHN had no contractual requirements to provide financial support to the trusts.

On-Balance Sheet Consumer Loan Securitizations. FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its consumer lending operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts’ economic performance. The nonconsolidated proprietary residential mortgage securitizations as of December 31, 2013, consist of two HELOC securitization trusts that have entered a rapid amortization period and for which FHN is obligated to provide subordinated funding. These securitization trusts are not consolidated by FHN as it is not the Master Servicer for the securitizations. FHN’s holding of a unilateral call right to reclaim specific assets in the trusts precludes sale accounting for the related securitization transactions. Thus, even though FHN is not the Master Servicer, the related transactions are accounted for as secured borrowings, with the associated loans and secured debt remaining within FHN’s Consolidated Financial Statements.

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

Commercial Loan Troubled Debt Restructurings. For certain troubled commercial loans, FTBNA restructures the terms of the borrower’s debt in an effort to increase the probability of receipt of amounts contractually due. Following a troubled debt restructuring, the borrower entity typically meets the definition of a VIE as the initial determination of whether an entity is a VIE must be reconsidered as events have proven that the entity’s equity is not sufficient to permit it to finance its activities without additional subordinated financial support or a restructuring of the terms of its financing. As FTBNA does not have the power to direct the activities that most significantly impact such troubled commercial borrowers’ operations, it is not considered the primary beneficiary even in situations where, based on the size of the financing provided, FTBNA is exposed to potentially significant benefits and losses of the borrowing entity. FTBNA has no contractual requirements to provide financial support to the borrowing entities beyond certain funding commitments established upon restructuring of the terms of the debt that allows for preparation of the underlying collateral for sale.

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

FIRST HORIZON NATIONAL CORPORATION	181

Note 24  ❑  Variable Interest Entities (Continued)

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2013:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type

Low income housing partnerships (a)(b)	$50,253	$-	Other assets
New market tax credit LLCs (b)(c)	22,773	-	Other assets
Small issuer trust preferred holdings (d)	402,307	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	53,951	60,222	(e)
Proprietary trust preferred issuances (f)	N/A	206,186	Term borrowings
Proprietary and agency residential mortgage securitizations	339,493	-	(g)
On-balance sheet consumer loan securitizations	22,965	221,193	(h)
Holdings of agency mortgage-backed securities (d)	3,401,539	-	(i)
Short positions in agency mortgage-backed securities (f)	N/A	854	Trading liabilities
Commercial loan troubled debt restructurings (j)(k)	62,207	-	Loans, net of unearned income
Managed discretionary trusts (f)	N/A	N/A	N/A

(a)	Maximum loss exposure represents $43.4 million of current investments and $6.9 million of contractual funding commitments. Only the current investment amount is included in Other assets.

(b)	A liability is not recognized as investments are written down over the life of the related tax credit.

(c)	Maximum loss exposure represents current investment balance. Of the initial investment, $18.0 million was funded through loans from community development enterprises.

(d)	Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts’ securities.

(e)	Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $60.2 million classified as Term borrowings.

(f)	No exposure to loss due to the nature of FHN’s involvement.

(g)

Includes $70.1 million and $.4 million classified as MSR related to proprietary and agency residential mortgage securitizations, respectively, and $7.2 million classified as Trading securities related to proprietary residential mortgage securitizations. Aggregate servicing advances of $261.8 million are classified as Other assets.

(h)	Includes $244.2 million classified as Loans, net of unearned income which are offset by $221.2 million classified as Term borrowings.

(i)	Includes $286.9 million classified as Trading securities and $3.1 billion classified as Securities available-for-sale.

(j)

Maximum loss exposure represents $59.9 million of current receivables and $2.3 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.

(k)	A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers’ operations.

182	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Variable Interest Entities (Continued)

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2012:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type

Low income housing partnerships (a)(b)	$53,286	$-	Other assets
New market tax credit LLCs (b)(c)	23,734	-	Other assets
Small issuer trust preferred holdings (d)	445,900	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	58,428	55,746	(e)
Proprietary trust preferred issuances (f)	N/A	206,186	Term borrowings
Proprietary and agency residential mortgage securitizations	421,534	-	(g)
On-balance sheet consumer loan securitizations	14,119	281,680	(h)
Holdings of agency mortgage-backed securities (d)	3,356,061	-	(i)
Short positions in agency mortgage-backed securities (f)	N/A	43	Trading liabilities
Commercial loan troubled debt restructurings (j)(k)	78,408	-	Loans, net of unearned income
Managed discretionary trusts (f)	N/A	N/A	N/A

(a)	Maximum loss exposure represents $52.8 million of current investments and $.5 million of contractual funding commitments. Only the current investment amount is included in Other assets.

(b)	A liability is not recognized as investments are written down over the life of the related tax credit.

(c)	Maximum loss exposure represents current investment balance. Of the initial investment $18.0 million was funded through loans from community development enterprises.

(d)	Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts’ securities.

(e)	Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $55.7 million classified as Term borrowings.

(f)	No exposure to loss due to the nature of FHN’s involvement.

(g)

Includes $69.4 million and $30.8 million classified as MSR and $8.3 million and $9.7 million classified as Trading securities related to proprietary and agency residential mortgage securitizations, respectively. Aggregate servicing advances of $303.3 million are classified as Other assets.

(h)	Includes $295.8 million classified as Loans, net of unearned income which are offset by $281.7 million classified as Term borrowings.

(i)	Includes $570.3 million classified as Trading securities and $2.8 billion classified as Securities available-for-sale.

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

FIRST HORIZON NATIONAL CORPORATION	183

Note 25  ❑  Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its capital markets and risk management operations, as part of its risk management strategy and as a means to meet customers’ needs. Additionally, FHN used derivatives to hedge MSR, but such hedges were terminated in third quarter 2013 when FHN entered into an agreement to sell substantially all MSR. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee (“ALCO”) monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur if a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with certain counterparties to limit credit risk. On December 31, 2013 and 2012, respectively, FHN had $115.2 million and $182.6 million of cash receivables and $80.6 million and $128.3 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds and over collateralized positions, with derivative counterparties. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. See additional discussion regarding master netting agreements and collateral posting requirements later in this note under the heading “Master Netting and Similar Agreements.” Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity, to facilitate customer transactions, and as a risk management tool. Where contracts have been created for customers, FHN enters into transactions with dealers to offset its risk exposure. Contracts with dealers that require central clearing are novated to a clearing agent who becomes FHN’s counterparty. Derivatives are also used as a risk management tool to hedge FHN’s exposure to changes in interest rates or other defined market risks.

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

Legacy Mortgage Servicing Operations

Retained Interests

FHN revalues MSR to current fair value each month with changes in fair value included in servicing income in Mortgage banking noninterest income on the Consolidated Statements of Income. In third quarter 2013, in conjunction with the agreement to sell legacy mortgage servicing, FHN removed all hedges associated with MSR and interest-only securities. FHN hedged the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate

184	FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Derivatives (continued)

environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. FHN entered into interest rate contracts (potentially including swaps, swaptions, and mortgage forward purchase contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR were hedged for economic purposes.

FHN utilized derivatives as an economic hedge (potentially including swaps, swaptions, and mortgage forward purchase contracts) to protect the value of its interest-only securities that change in value inversely to the movement of interest rates. Interest-only securities are included in Trading securities on the Consolidated Statements of Condition. Changes in the fair value of these derivatives and the hedged interest-only securities are recognized currently in earnings in Mortgage banking noninterest income as a component of servicing income on the Consolidated Statements of Income.

The following table summarizes FHN’s derivatives associated with legacy mortgage servicing activities as of and for the years ended December 31, 2013 and 2012:

(Dollars in thousands)	December 31, 2013
	Notional	Assets	Liabilities	Gains/(Losses)

Retained Interests Hedging
Hedging Instruments:
Forwards and Futures	$-	$-	$-	$(3,047)
Interest Rate Swaps and Swaptions	-	-	-	(4,275)
Hedged Items:
Mortgage Servicing Rights	N/A	$70,492	N/A	$21,591
Other Retained Interests	N/A	7,195	N/A	3,813

(Dollars in thousands)	December 31, 2012
	Notional	Assets	Liabilities	Gains/(Losses)

Retained Interests Hedging
Hedging Instruments:
Forwards and Futures	$55,000	$-	$26	$9,993
Interest Rate Swaps and Swaptions	1,712,600	7,371	6,350	5,886
Hedged Items:
Mortgage Servicing Rights	N/A	$111,363	N/A	$(12)
Other Retained Interests	N/A	17,987	N/A	1,614

Capital Markets

Capital markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities principally for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital markets also enters into interest rate contracts, including caps, swaps, and floors, for its customers. In addition, capital markets enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in Capital markets noninterest income. Related assets and liabilities are recorded on the Consolidated Statements of Condition as Derivative assets and Derivative liabilities. The FTN Financial Risk Committee and the Credit Risk Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $231.9 million and $307.6 million for the years ended December 31, 2013 and 2012, respectively. Total revenues are inclusive of both derivative and non-derivative financial instruments, and are included in Capital markets noninterest income.

FIRST HORIZON NATIONAL CORPORATION	185

Note 25  ❑  Derivatives (continued)

The following table summarizes FHN’s derivatives associated with capital markets trading activities as of December 31, 2013 and 2012:

(Dollars in thousands)	December 31, 2013
	Notional	Assets	Liabilities

Customer Interest Rate Contracts	$1,786,532	$76,980	$11,214
Offsetting Upstream Interest Rate Contracts	1,786,532	11,214	76,980
Option Contracts Purchased	5,000	9	-
Forwards and Futures Purchased	1,278,331	2,489	824
Forwards and Futures Sold	1,445,656	531	3,519

(Dollars in thousands)	December 31, 2012
	Notional	Assets	Liabilities

Customer Interest Rate Contracts	$1,447,895	$128,832	$949
Offsetting Upstream Interest Rate Contracts	1,447,895	949	128,832
Forwards and Futures Purchased	1,578,656	323	1,920
Forwards and Futures Sold	2,023,687	1,527	600

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

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain term borrowings totaling $554.0 million and $904.0 million on December 31, 2013 and 2012, respectively. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet amount of these swaps was $40.2 million and $71.0 million in Derivative assets on December 31, 2013 and 2012, respectively.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on its $500 million noncallable senior debt maturing in December 2015. This derivative qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk on this debt. The balance sheet amount of this swap was $18.0 million and $26.9 million in Derivative assets as of December 31, 2013 and 2012, respectively. There was no ineffectiveness related to this hedge.

FHN designates derivative transactions in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities. These qualify for hedge accounting under ASC 815-20 using the long-haul method. FHN hedges the interest rate risk of the subordinated debt totaling $200 million using pay floating, receive fixed interest rate swaps. The balance sheet amount of these swaps was $24.9 million and $2.7 million in Derivative liabilities as of December 31, 2013 and 2012, respectively. There was no ineffectiveness related to these hedges. In April and October 2012, the counterparty called the swaps associated with the $200 million of subordinated debt. FHN discontinued hedge accounting and the cumulative basis adjustments to the associated

186	FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Derivatives (continued)

subordinated debt are being amortized as an adjustment to interest expense over its remaining term. FHN entered into a new interest rate swap to hedge the interest rate risk associated with this debt.

The following tables summarize FHN’s derivatives associated with interest rate risk management activities as of and for the years ended December 31, 2013 and 2012:

(Dollars in thousands)	December 31, 2013
	Notional	Assets	Liabilities		Gains/(Losses)

Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$759,830	$28,747	$3,670		$(30,057)
Offsetting Upstream Interest Rate Contracts (a)	776,236	3,670	29,247		30,547

Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$1,254,000	$58,226	$24,904		$(61,853)
Hedged Items:
Term Borrowings (b)	N/A	N/A	$1,254,000	(c)	$61,853 (d)

(Dollars in thousands)	December 31, 2012
	Notional	Assets	Liabilities		Gains/(Losses)

Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$981,264	$55,216	$292		$(14,252)
Offsetting Upstream Interest Rate Contracts (a)	981,264	292	56,416		15,152

Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$1,604,000	$97,957	$2,667		$(31,565)
Hedged Items:
Term Borrowings (b)	N/A	N/A	$1,604,000	(c)	$31,565 (d)

(a)	Gains/losses included in the Other expense section of the Consolidated Statements of Income.

(b)	Gains/losses included in the All other income and commissions section of the Consolidated Statements of Income.

(c)	Represents par value of term borrowings being hedged.

(d)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

FHN hedges held-to-maturity trust preferred loans with a principal balance of $6.5 million and $56.8 million as of December 31, 2013 and 2012, respectively, which have an initial fixed rate term before conversion to a floating rate. FHN has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial term. These hedge relationships qualify as fair value hedges under ASC 815-20. The impact of these swaps was $1.1 million and $2.0 million in Derivative liabilities on the Consolidated Statements of Condition as of December 31, 2013 and 2012, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest income of the assets whose risk is being hedged. Basis adjustments remaining at the end of the hedge term are being amortized as an adjustment to interest income over the remaining life of the loans. Gains or losses are included in Other income and commissions on the Consolidated Statements of Income.

FIRST HORIZON NATIONAL CORPORATION	187

Note 25  ❑  Derivatives (continued)

The following tables summarize FHN’s derivative activities associated with held-to-maturity trust preferred loans as of and for the years ended December 31, 2013 and 2012:

(Dollars in thousands)	December 31, 2013
	Notional	Assets		Liabilities	Gains/(Losses)

Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$6,500	N/A		$1,006	$1,037
Hedged Items:
Trust Preferred Loans (a)	N/A	$6,500	(b)	N/A	$(1,032	)(c)

(Dollars in thousands)	December 31, 2012
	Notional	Assets		Liabilities	Gains/(Losses)

Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$56,750	N/A		$2,042	$6,766
Hedged Items:
Trust Preferred Loans (a)	N/A	$56,750	(b)	N/A	$(6,720	)(c)

(a)	Assets included in the Loans, net of unearned income section of the Consolidated Statements of Condition.

(b)	Represents principal balance being hedged.

(c)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

Other Derivatives

In conjunction with the sales of a portion of its Visa Class B shares, FHN and the purchaser entered into derivative transactions whereby FHN will make or receive cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. As of December 31, 2013, the derivative liabilities associated with the sales of Visa Class B shares were $2.9 million compared to $2.2 million as of December 31, 2012. See the Visa Matters section of Note 18—Contingencies and Other Disclosures for more information regarding FHN’s Visa shares.

FHN utilizes cross currency swaps and cross currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with non-U.S. dollar denominated loans. As of December 31, 2013 and 2012, these loans were valued at $.6 million. As of December 31, 2013 and 2012, the balance sheet amount and the gains/losses associated with these derivatives were not material.

Master Netting and Similar Agreements

As previously discussed, FHN uses master netting agreements, mutual margining agreements and collateral posting requirements to minimize credit risk on derivative contracts. Master netting and similar agreements are used when counterparties have multiple derivatives contracts that allow for a “right of setoff,” meaning that a counterparty may net offsetting positions and collateral with the same counterparty under the contract to determine a net receivable or payable. The following discussion provides an overview of these arrangements which may vary due to the derivative type and market in which a derivative transaction is executed.

Interest rate derivatives are subject to agreements consistent with those of the International Swap and Derivatives Association (“ISDA”). Currently, all interest rate derivative contracts are entered into as over-the-counter transactions and collateral posting requirements are based on the net asset or liability position with each respective counterparty. For contracts that require central clearing, novation to a central counter party clearinghouse occurs and collateral is posted. Cash collateral received (posted) for interest rate derivatives is recognized as a liability (asset) on FHN’s balance sheet.

188	FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Derivatives (continued)

Interest rate derivatives with customers that are smaller financial institutions typically require posting of collateral by the counterparty to FHN. This collateral is subject to a threshold with daily adjustments based upon changes in the level or fair value of the derivative position. Positions and related collateral can be netted in the event of default. Collateral pledged by a counterparty is typically cash or securities. The securities pledged as collateral are not recognized within FHN’s Consolidated Statements of Condition. Interest rate derivatives associated with lending arrangements share the collateral with the related loan(s). The derivative and loan positions may be netted in the event of default. For disclosure purposes, the entire collateral amount is allocated to the loan.

Interest rate derivatives with larger financial institutions entered into prior to required central clearing typically contain provisions whereby the collateral posting thresholds under the agreements adjust based on the credit ratings of both counterparties. If the credit rating of FHN and/or FTBNA is lowered, FHN could be required to post additional collateral with the counterparties. Conversely, if the credit rating of FHN and/or FTBNA is increased, FHN could have collateral released and be required to post less collateral in the future. Also, if a counterparty’s credit ratings were to decrease, FHN and/or FTBNA could request the posting of additional collateral; whereas if a counterparty’s credit ratings were to increase, the counterparty could request the release of excess collateral. Collateral for these arrangements is adjusted daily based on changes in the net fair value position with each counterparty.

The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $119.0 million of assets and $100.3 million of liabilities on December 31, 2013, and $221.2 million of assets and $172.3 million of liabilities on December 31, 2012. As of December 31, 2013 and 2012, FHN had received collateral of $196.4 million and $260.8 million and posted collateral of $105.9 million and $173.4 million, respectively, in the normal course of business related to these agreements.

Certain agreements entered into prior to required central clearing also contain accelerated termination provisions, inclusive of the right of offset, if a counterparty’s credit rating falls below a specified level. If a counterparty’s debt rating (including FHN’s and FTBNA’s) were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and request immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $119.0 million of assets and $30.1 million of liabilities on December 31, 2013, and $221.1 million of assets and $38.4 million of liabilities on December 31, 2012. As of December 31, 2013 and 2012, FHN had received collateral of $196.4 million and $260.8 million and posted collateral of $39.4 million and $43.9 million, respectively, in the normal course of business related to these contracts.

Capital Markets buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts, and are generally not subject to master netting agreements. Forwards purchased and sold through legacy mortgage banking activities typically consisted of mortgage to be announced (“TBA”) trades for which FHN utilized a clearinghouse for settlement. In the event of default, all open positions can be offset. For futures and options, FHN transacts through a third party, and the transactions are subject to margin and collateral maintenance requirements. In the event of default, open positions can be offset along with the associated collateral.

For this disclosure, FHN considers the impact of master netting and other similar agreements which allow FHN to settle all contracts with a single counterparty on a net basis and to offset the net derivative asset or liability position with the related securities and cash collateral. The application of the collateral cannot reduce the net derivative asset or liability position below zero, and therefore any excess collateral is not reflected in the tables below.

FIRST HORIZON NATIONAL CORPORATION	189

Note 25  ❑  Derivatives (continued)

The following table provides a detail of derivative assets and collateral received as presented on the Consolidated Statements of Condition as of December 31:

(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statement of Condition	Net amounts of assets presented in the Statement of Condition (a)	Gross amounts not offset in the Statement of Condition		Net amount
				Derivative liabilities available for offset	Collateral Received

Derivative assets:
2013 (b)	$178,837	$-	$178,837	$(68,216)	$(110,621)	$-
2012 (b)	290,617	-	290,617	(24,328)	(254,133)	12,156

(a)

Included in Derivative Assets on the Consolidated Statements of Condition. As of December 31, 2013 and 2012, $3.0 million and $1.9 million, respectively, of derivative assets (primarily capital markets forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	2013 and 2012 are comprised entirely of interest rate derivative contracts.

The following table provides a detail of derivative liabilities and collateral pledged as presented on the Consolidated Statements of Condition as of December 31:

(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statement of Condition	Net amounts of liabilities presented in the Statement of Condition (a)	Gross amounts not offset in the Statement of Condition		Net amount
				Derivative assets available for offset	Collateral pledged

Derivative liabilities:
2013 (b)	$147,021	$-	$147,021	$(68,216)	$(59,999)	$18,806
2012 (b)	197,574	-	197,574	(24,328)	(169,218)	4,028

(a)

Included in Derivative Liabilities on the Consolidated Statements of Condition. As of December 31, 2013 and 2012, $7.3 million and $4.7 million, respectively, of derivative liabilities (primarily capital markets forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	2013 is comprised entirely of interest rate derivative contracts. 2012 includes $197.5 million of interest rate derivative contracts.

190	FIRST HORIZON NATIONAL CORPORATION

Note 26  ❑  Master Netting and Similar Agreements – Repurchase, Reverse Repurchase, and Securities Borrowing and Lending Transactions

For repurchase, reverse repurchase and securities borrowing and lending transactions, FHN and each counterparty have the ability to offset all open positions and related collateral in the event of default. Due to the nature of these transactions, the value of the collateral for each transaction approximates the value of the corresponding receivable or payable. For repurchase agreements within FHN’s capital markets’ business, transactions are collateralized by securities which are delivered on the settlement date and are maintained throughout the term of the transaction. For FHN’s repurchase agreements through banking activities, securities are typically pledged at the time of the transaction and not released until settlement. For asset positions, the collateral is not included on FHN’s Consolidated Statements of Condition. For liability positions, securities collateral pledged by FHN is generally represented within FHN’s trading or available-for-sale securities portfolios.

For this disclosure, FHN considers the impact of master netting and other similar agreements that allow FHN to settle all contracts with a single counterparty on a net basis and to offset the net asset or liability position with the related securities collateral. The application of the collateral cannot reduce the net asset or liability position below zero, and therefore any excess collateral is not reflected in the tables below.

The following table provides a detail of Securities purchased under agreements to resell as presented on the Consolidated Statements of Condition and collateral pledged by FHN as of December 31:

(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statement of Condition	Net amounts of assets presented in the Statement of Condition	Gross amounts not offset in the Statement of Condition		Net amount
				Offsetting securities sold under agreements to repurchase	Securities collateral (not recognized on FHN’s Statement of Condition)

Securities purchased under agreements to resell:
2013	$412,614	$-	$412,614	$(8,672)	$(396,855)	$7,087
2012	601,891	-	601,891	(13,395)	(582,030)	6,466

The following table provides a detail of Securities sold under agreements to repurchase as presented on the Consolidated Statements of Condition and collateral pledged by counterparties as of December 31:

(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statement of Condition	Net amounts of liabilities presented in the Statement of Condition	Gross amounts not offset in the Statement of Condition		Net amount
				Offsetting securities purchased under agreements to resell	Securities collateral

Securities sold under agreements to repurchase:
2013	$442,789	$-	$442,789	$(8,672)	$(434,008)	$109
2012	555,438	-	555,438	(13,395)	(542,004)	39

FIRST HORIZON NATIONAL CORPORATION	191

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

Generally, restructuring, repositioning, and efficiency charges related to exited businesses are included in the non-strategic segment while charges related to corporate-driven actions are included in the corporate segment. Net charges recognized by FHN in 2013 related to restructuring, repositioning, and efficiency activities were $5.3 million. Of this amount, $3.8 million represent exit costs that were accounted for in accordance with the Exit of Disposal Cost Obligations Topic of the FASB Accounting Standards Codification (“ASC 420”). Significant expenses recognized in 2013 resulted from the following actions:

•

Severance and other employee costs of $3.7 million primarily related to efficiency initiatives within corporate and bank services functions which are classified as Employee compensation, incentives, and benefits within noninterest expense.

•

Expense of $2.2 million related to estimated costs for obligations associated with a definitive agreement to sell substantially all remaining legacy mortgage servicing which is reflected in Mortgage banking income.

During 2012, FHN recognized a net cost of $24.9 million related to restructuring, repositioning, and efficiency activities. Of this amount, $23.1 million represent exit costs that were accounted for in accordance with ASC 420. Significant expenses recognized in 2012 resulted from the following actions:

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

Settlement of the obligations arising from current initiatives will be funded from operating cash flows. The effect of suspending depreciation on assets held-for-sale was immaterial to FHN’s results of operations for all periods. Due to the broad nature of the actions being taken, substantially all components of expense have benefited from past efficiency initiatives and are expected to benefit from the current efficiency initiatives.

192	FIRST HORIZON NATIONAL CORPORATION

Note 27  ❑  Restructuring, Repositioning, and Efficiency (continued)

Activity in the restructuring and repositioning liability for the years ended December 31, 2013, 2012, and 2011 is presented in the following table, along with other restructuring and repositioning expenses recognized.

(Dollars in thousands)	2013		2012		2011

	Expense	Liability	Expense	Liability	Expense	Liability

Beginning balance	$-	$19,775	$-	$12,026	$-	$9,108
Severance and other employee related costs	3,691	3,691	22,897	22,897	16,614	16,614
Facility consolidation costs	131	131	46	46	1,909	1,909
Other exit costs, professional fees, and other	-	-	111	111	108	108

Total accrued	3,822	23,597	23,054	35,080	18,631	27,739

Payments related to:
Severance and other employee related costs		19,051		12,138		11,464
Facility consolidation costs		677		1,884		2,457
Other exit costs, professional fees, and other		-		15		111
Accrual reversals		743		1,268		1,681

Restructuring and repositioning reserve balance		$3,126		$19,775		$12,026

Other restructuring and repositioning expense:
Mortgage banking expense on servicing sales	2,192		2,635		-
(Gains)/losses on divestitures	(1,000)		(865)		(11,361)
Impairment of premises and equipment	385		22		478
Impairment of intangible assets	-		-		10,100
Impairment of other assets	-		12		-
Other	(96)		-		9,040

Total other restructuring and repositioning expense	1,481		1,804		8,257

Total restructuring and repositioning charges	$5,303		$24,858		$26,888

FHN began initiatives related to restructuring in second quarter 2007. Consequently, the following table presents cumulative amounts incurred to date through December 31, 2013, for costs associated with FHN’s restructuring, repositioning, and efficiency initiatives:

(Dollars in thousands)	Total Expense

Severance and other employee related costs	$104,384
Facility consolidation costs	40,827
Other exit costs, professional fees, and other	19,165
Other restructuring and repositioning expense:
Loan portfolio divestiture	7,672
Mortgage banking expense on servicing sales	26,002
(Gains)/losses on divestitures	(718)
Impairment of premises and equipment	22,782
Impairment of intangible assets	48,231
Impairment of other assets	40,504
Other	7,478

Total restructuring and repositioning charges incurred to date as of December 31, 2013	$316,327

FIRST HORIZON NATIONAL CORPORATION	193

Note 28  ❑  Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	Year Ended December 31

(Dollars in thousands)	2013	2012

Assets:
Cash	$81,271	$20,421
Interest-bearing cash	15,800	80,000
Securities available-for-sale	1,643	6,346
Notes receivable	3,610	3,700
Allowance for loan losses	(925)	(1,850)
Investments in subsidiaries:
Bank	3,040,499	3,161,926
Non-bank	18,044	17,818
Other assets	207,498	217,934

Total assets	$3,367,440	$3,506,295

Liabilities and equity:
Other short-term borrowings	$-	$27,200
Accrued employee benefits and other liabilities	158,091	128,655
Term borrowings	708,598	841,234
Total liabilities	866,689	997,089
Total equity	2,500,751	2,509,206

Total liabilities and equity	$3,367,440	$3,506,295

Statements of Income	Year Ended December 31

(Dollars in thousands)	2013	2012	2011

Dividend income:
Bank	$180,000	$100,000	$100,000
Non-bank	957	390	907
Total dividend income	180,957	100,390	100,907
Interest income	125	329	176
Other income	3,468	1,050	6,392

Total income	184,550	101,769	107,475

Provision/(provision credit) for loan losses	(925)	(1,850)	2,877
Interest expense:
Short-term debt	20	50	283
Term borrowings	24,058	24,365	22,626

Total interest expense	24,078	24,415	22,909
Compensation, employee benefits and other expense	37,490	40,286	36,053

Total expense	60,643	62,851	61,839

Income/(loss) before income taxes	123,907	38,918	45,636
Income tax benefit	(20,897)	(23,653)	(21,127)

Income/(loss) before equity in undistributed net income of subsidiaries	144,804	62,571	66,763
Equity in undistributed net income/(loss) of subsidiaries:
Bank	(114,902)	(90,769)	64,113
Non-bank	(300)	439	320

Net income/(loss) attributable to the controlling interest	$29,602	$(27,759)	$131,196

194	FIRST HORIZON NATIONAL CORPORATION

Note 28  ❑  Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31

(Dollars in thousands)	2013	2012	2011

Operating activities:
Net income/(loss)	$29,602	$(27,759)	$131,196
Less undistributed net loss of subsidiaries	(115,202)	(90,330)	64,433
Income/(loss) before undistributed net income of subsidiaries	144,804	62,571	66,763
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation, amortization, and other	(1,314)	(2,335)	4,396
Loss on securities	(2,182)	-	-
Stock-based compensation expense	16,144	16,201	12,996
Net (increase)/decrease in interest receivable and other assets	(4,959)	(14,945)	(12,999)
Net (decrease)/increase in interest payable and other liabilities	8,626	1,599	(7,993)

Total adjustments	16,315	520	(3,600)

Net cash provided/(used) by operating activities	161,119	63,091	63,163

Investing activities:
Securities:
Sales and prepayments	599	512	699
Purchases	(120)	(180)	(149)
Premises and equipment:
Purchases	(63)	(225)	-
Decrease/(increase) in interest-bearing cash	64,200	85,000	(52,104)
Return on investment in subsidiary	90	-	2,170

Net cash provided/(used) by investing activities	64,706	85,107	(49,384)

Financing activities:
Preferred stock:
Proceeds from issuance of preferred stock	95,624	-	-
Cash dividends	(4,288)	-	-
Common stock:
Repurchase of common stock warrants – CPP	-	-	(79,700)
Exercise of stock options	651	144	-
Cash dividends	(38,229)	(10,066)	(7,944)
Repurchase of shares	(91,533)	(133,757)	(45,111)
Term borrowings:
Repayment of term borrowings	(100,000)	-	(103,093)
Increase/(decrease) in short-term borrowings	(27,200)	(900)	23,300
Repayment of advance from subsidiary	-	-	(3,700)
Other	-	(14)	(2)

Net cash (used)/provided by financing activities	(164,975)	(144,593)	(216,250)

Net increase/(decrease) in cash and cash equivalents	60,850	3,605	(202,471)

Cash and cash equivalents at beginning of year	20,421	16,816	219,287

Cash and cash equivalents at end of year	$81,271	$20,421	$16,816

Total interest paid	$24,102	$23,858	$26,517
Total income taxes paid	31,075	10,671	4,998

FIRST HORIZON NATIONAL CORPORATION	195

Note 29  ❑  Other Events

In conjunction with the sale of servicing rights in first quarter 2014, FHN expects to receive payments for approximately $20 million of previously unrecognized servicing fees. These payments are recognized in mortgage banking income when received. Upon completion of its servicing sales in first quarter 2014, FHN anticipates that over $70 million of servicing assets (primarily MSR) and over $200 million of servicing advances will have been derecognized from the Consolidated Statements of Condition.

Additionally, as part of the continuing wind down of non-strategic operations, FHN anticipates resolving several legacy securitization structures that have historically been included in FHN’s financial statements as consolidated VIEs or secured borrowing arrangements. The aggregate effect of these resolution efforts is expected to result in recognition of approximately $5 million in losses in first quarter 2014. This will also result in the removal of approximately $230 million of secured borrowings from FHN’s Consolidated Statements of Condition.

FHN has also initiated transactions in first quarter 2014 that are expected to result in recognition of approximately $6 million of securities gains and approximately $5 million of losses related to a lease abandonment.

196	FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	2013	2012	2011	2010	2009	Growth Rates
						13/12	13/09**

Interest income:
Interest and fees on loans	$599.7	$648.6	$654.4	$697.9	$769.7	(8)%	(6)%
Interest on investment securities	83.8	98.4	118.1	114.3	141.9	(15)%	(12)%
Interest on loans held for sale	13.0	14.9	15.9	18.7	25.8	(13)%	(16)%
Interest on trading securities inventory	34.6	35.4	43.2	46.4	53.2	(2)%	(10)%
Interest on other earning assets	1.0	1.7	.8	2.9	2.4	(41)%	(20)%

Total interest income	732.1	799.0	832.4	880.2	993.0	(8)%	(7)%

Interest expense:
Interest on deposits:
Savings	14.8	19.7	27.0	31.3	38.9	(25)%	(21)%
Time deposits	15.9	21.3	29.3	38.6	60.9	(25)%	(29)%
Other interest-bearing deposits	3.8	5.9	6.2	8.8	5.0	(36)%	(7)%
Certificates of deposit $100,000 and more	5.6	8.3	9.8	13.0	27.7	(33)%	(33)%
Interest on trading liabilities	13.6	10.5	15.0	18.1	20.9	30%	(10)%
Interest on short-term borrowings	4.7	5.3	5.8	7.4	13.0	(11)%	(22)%
Interest on term borrowings	36.3	39.3	38.5	32.2	50.1	(8)%	(8)%

Total interest expense	94.7	110.3	131.6	149.4	216.5	(14)%	(19)%

Net interest income	637.4	688.7	700.8	730.8	776.5	(7)%	(5)%
Provision for loan losses	55.0	78.0	44.0	270.0	880.0	(29)%	(50)%

Net interest income/(loss) after provision for loan losses	582.4	610.7	656.8	460.8	(103.5)	(5)%	NM

Noninterest income:
Capital markets	272.4	334.9	355.3	424.0	632.1	(19)%	(19)%
Deposit transactions and cash management	114.4	120.2	134.1	143.2	162.5	(5)%	(8)%
Brokerage, management fees and commissions	42.3	34.9	33.0	27.9	27.1	21%	12%
Mortgage banking	33.3	51.9	90.6	167.4	235.5	(36)%	(39)%
Trust services and investment management	26.5	24.3	25.0	25.7	26.2	9%	*
Bankcard income	20.5	22.4	22.4	19.8	20.2	(8)%	*
Bank owned life insurance	16.6	18.8	19.6	25.9	19.7	(12)%	(4)%
Other service charges	13.4	12.9	12.2	15.0	17.9	4%	(7)%
Insurance commissions	3.0	3.1	3.6	3.6	4.9	(3)%	(12)%
Equity securities gains/(losses), net	2.2	.4	35.4	10.5	(1.2)	NM	NM
Debt securities gains/(losses), net	(.4)	.3	.8	.4	-	NM	NM
Gains/(losses) on divestitures	.1	.2	-	-	(1.7)	(50)%	NM
All other income and commissions	40.3	47.0	54.0	69.3	91.2	(14)%	(18)%

Total noninterest income	584.6	671.3	786.0	932.7	1,234.4	(13)%	(17)%

Adjusted gross income after provision for loan losses	1,167.0	1,282.0	1,442.8	1,393.5	1,130.9	(9)%	1%

Noninterest expense:
Employee compensation, incentives, and benefits	529.0	640.9	610.2	672.0	755.2	(17)%	(9)%
Repurchase and foreclosure provision	170.0	299.3	159.6	189.8	147.8	(43)%	4%
Legal and professional fees	53.4	38.8	69.6	61.9	65.6	38%	(5)%
Occupancy	50.6	49.0	53.6	57.7	62.2	3%	(5)%
Computer software	40.3	40.0	34.7	30.4	26.7	1%	11%
Contract employment and outsourcing	35.9	41.2	41.9	28.5	36.0	(13)%	*
Operations services	35.2	35.4	50.3	59.1	62.0	(1)%	(13)%
Equipment rentals, depreciation, and maintenance	31.7	31.2	32.9	28.4	33.8	2%	(2)%
FDIC premium expense	20.2	28.0	28.3	37.1	46.3	(28)%	(19)%
Advertising and public relations	18.2	17.4	16.9	23.2	22.1	5%	(5)%
Communications and courier	18.0	18.3	19.1	22.1	26.5	(2)%	(9)%
Foreclosed real estate	4.3	11.0	22.1	24.9	66.2	(61)%	(50)%
Amortization of intangible assets	3.9	3.9	4.0	4.1	4.3	*	(2)%
All other expense	147.9	129.3	149.8	102.6	182.1	14%	(5)%

Total noninterest expense	1,158.6	1,383.7	1,293.0	1,341.8	1,536.8	(16)%	(7)%

Income/(loss) before income taxes	8.4	(101.7)	149.8	51.7	(405.9)	NM	NM
Provision/(benefit) for income taxes	(32.2)	(85.3)	15.8	(21.2)	(170.7)	(62)%	(34)%

Income/(loss) from continuing operations	40.6	(16.4)	134.0	72.9	(235.2)	NM	NM
Income/(loss) from discontinued operations, net of tax	0.5	0.1	8.6	(11.3)	(23.2)	NM	NM

Net income/(loss)	41.1	(16.3)	142.6	61.6	(258.4)	NM	NM
Net income attributable to noncontrolling interest	11.5	11.5	11.4	11.4	11.4	*	*

Net income/(loss) attributable to controlling interest	29.6	(27.8)	131.2	50.2	(269.8)	NM	NM
Preferred stock dividends - CPP	-	-	-	108.0	59.6	NM	NM
Preferred stock dividends - Series A	5.8	-	-	-	-	NM	NM

Net income/(loss) available to common shareholders	$23.8	$(27.8)	$131.2	$(57.8)	$(329.4)	NM	NM

Fully taxable equivalent adjustment	$7.6	$7.0	$6.0	$2.8	$1.1	9%	62%

Earnings/(loss) per common share from continuing operations	$0.10	$(0.11)	$0.47	$(0.20)	$(1.31)	NM	NM

Diluted earnings/(loss) per common share from continuing operations	$0.10	$(0.11)	$0.47	$(0.20)	$(1.31)	NM	NM

Earnings/(loss) per share available to common shareholders	$0.10	$(0.11)	$0.50	$(0.25)	$(1.41)	NM	NM

Diluted earnings/(loss) per share available to common shareholders	$0.10	$(0.11)	$0.50	$(0.25)	$(1.41)	NM	NM

Certain previously reported amounts have been reclassified to agree with current presentation.

NM – not meaningful

*	Amount is less than one percent.

**	Compound annual growth rate.

FIRST HORIZON NATIONAL CORPORATION	197

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) (Dollars in millions)	2013
	Average Balance	Interest Income/ Expense	Average Yields/ Rates

Assets:
Earning assets:
Loans, net of unearned income (a)	$15,726.4	$606.9	3.86%
Loans held-for-sale	382.0	13.0	3.40
Investment securities:
U.S. treasuries	41.5	-	.08
U.S. government agencies	2,901.2	74.4	2.56
States and municipalities	15.3	.1	0.59
Other	222.4	9.3	4.19

Total investment securities	3,180.4	83.8	2.64

Capital markets securities inventory	1,233.1	33.4	2.71
Mortgage banking trading securities	15.5	1.6	10.25
Other earning assets:
Federal funds sold	24.7	.2	1.00
Securities purchased under agreements to resell (b)	658.2	(.4)	(.06)
Interest-bearing cash	551.7	1.2	.22

Total other earning assets	1,234.6	1.0	.08

Total earning assets	21,772.0	739.7	3.40
Allowance for loan losses	(259.5)
Cash and due from banks	345.9
Capital markets receivables	78.3
Premises and equipment, net	304.4
Other assets	2,168.6

Total assets/Interest income	$24,409.7	$739.7

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	$6,678.5	$14.8	.22%
Time deposits	1,001.6	15.9	1.59
Other interest-bearing deposits	3,591.8	3.7	.10

Total interest-bearing core deposits	11,271.9	34.4	.31
Certificates of deposit $100,000 and more	558.9	5.6	1.01
Federal funds purchased	1,263.8	3.2	0.25
Securities sold under agreements to repurchase	487.9	0.7	.14
Capital markets trading liabilities	665.1	13.6	2.05
Other short-term borrowings	299.3	.9	0.27
Term borrowings	1,944.7	36.3	1.87

Total interest-bearing liabilities	16,491.6	94.7	.57
Noninterest-bearing deposits	4,509.4
Capital markets payables	51.6
Other liabilities	827.2

Total liabilities	21,879.8
Shareholders’ equity	2,234.6
Noncontrolling interest	295.3

Total equity	2,529.9
Total liabilities and equity/Interest expense	$24,409.7	$94.7

Net interest income-tax equivalent basis/Yield		$645.0	2.96%
Fully taxable equivalent adjustment		(7.6)

Net interest income		$637.4

Net interest spread			2.83%
Effect of interest-free sources used to fund earning assets			0.13

Net interest margin			2.96%

Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income.

Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

198	FIRST HORIZON NATIONAL CORPORATION

2012			2011			Average Balance Growth	Average Balance Growth
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates
						13/12	13/11 (c)

$16,205.4	$654.9	4.04%	$16,056.8	$660.0	4.11%	(3)%	(1)%
416.6	14.9	3.58	376.0	15.9	4.23	(8)%	1%

42.2	.1	.30	57.8	0.4	.59	(2)%	(15)%
2,862.8	88.6	3.10	2,880.6	108.0	3.75	1%	*
17.8	.2	1.17	21.7	0.6	2.85	(14)%	(16)%
222.6	9.6	4.30	222.8	9.3	4.19	*	*

3,145.4	98.5	3.13	3,182.9	118.3	3.72	1%	*

1,261.1	33.7	2.67	1,215.5	40.4	3.33	(2)%	1%
21.9	2.3	10.62	31.0	3.1	9.97	(29)%	(29)%

22.7	.2	1.01	15.4	.2	.60	9%	27%
586.2	.3	.04	619.2	(.3)	(.04)	12%	3%
565.5	1.2	.22	462.3	0.9	.20	(2)%	9%

1,174.4	1.7	.14	1,096.9	0.8	.07	5%	6%

22,224.8	806.0	3.63	21,959.1	838.5	3.82	(2)%	*
(331.2)			(535.4)			22%	30%
344.3			344.6			*	*
103.6			103.4			(24)%	(13)%
310.1			324.2			(2)%	(3)%
2,401.7			2,523.7			(10)%	(7)%

$25,053.3	$806.0		$24,719.6	$838.5		(3)%	(1)%

$6,403.7	$19.7	.31%	$6,387.5	$27.0	.42%	4%	2%
1,101.2	21.3	1.93	1,277.2	29.3	2.29	(9)%	(11)%
3,414.1	5.9	.17	2,808.2	6.2	.22	5%	13%

10,919.0	46.9	.43	10,472.9	62.5	.60	3%	4%
604.9	8.3	1.37	539.8	9.8	1.82	(8)%	2%
1,548.0	3.9	.25	1,599.7	4.0	.25	(18)%	(11)%
380.9	.7	.18	560.2	1.0	.17	28%	(7)%
589.5	10.5	1.77	609.8	15.0	2.45	13%	4%
450.7	0.7	.15	290.3	0.8	.29	(34)%	2%
2,326.8	39.3	1.69	2,582.6	38.5	1.49	(16)%	(13)%

16,819.8	110.3	.66	16,655.3	131.6	.79	(2)%	*
4,688.1			4,514.3			(4)%	*
70.4			68.6			(27)%	(13)%
867.2			776.3			(5)%	3%

22,445.5			22,014.5			(3)%	*
2,312.6			2,409.9			(3)%	(4)%
295.2			295.2			*	*

2,607.8			2,705.1			(3)%	(3)%
$25,053.3	$110.3		$24,719.6	$131.6		(3)%	(1)%

	$695.7	3.13%		$706.9	3.22%
	(7.0)			(6.1)

	$688.7			$700.8

		2.97%			3.03%
		.16			.19

		3.13%			3.22%

Certain previously reported amounts have been reclassified to agree with current presentation.

NM	- not meaningful

*	Amount less than one percent.

(a)	Includes loans on nonaccrual status.

(b)	2013 and 2011 yields driven by negative market rates on reverse repurchase agreements.

(c)	Compound annual growth rate.

FIRST HORIZON NATIONAL CORPORATION	199

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

	2008	2009	2010	2011	2012	2013

First Horizon National Corp	$100.00	$136.32	$127.46	$86.89	$108.21	$129.51
S&P 500 Index	100.00	126.46	145.51	148.59	172.37	228.19
KBW Regional Bank Index	100.00	89.00	105.64	102.15	116.75	173.96

Source: SNL

The preceding graph assumes $100 is invested on December 31, 2008 and dividends are reinvested. For purposes of this graph, the impact of stock dividends distributed by FHN in 2009, 2010 and 2011 have been excluded. Returns are market-capitalization weighted.

200	FIRST HORIZON NATIONAL CORPORATION