Form 10-K, Exhibit 13
period 2014-12-31
FIRST HORIZON NATIONAL CORP
filed 2015-02-24
CIK 36966

Exhibit 13

FINANCIAL INFORMATION AND DISCUSSION

FIRST HORIZON NATIONAL CORPORATION

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2014		2013		2012	2011		2010

Income/(loss) from continuing operations	$231.1		$40.6		$(16.4)	$134.0		$72.9
Income/(loss) from discontinued operations, net of tax	-		0.5		0.1	8.6		(11.3)
Net income/(loss)	231.1		41.1		(16.3)	142.6		61.6
Income/(loss) available to common shareholders	213.3		23.8		(27.8)	131.2		(57.8)

Common Stock Data
Earnings/(loss) per common share from continuing operations	$0.91		$0.10		$(0.11)	$0.47		$(0.20)
Earnings/(loss) per common share	0.91		0.10		(0.11)	0.50		(0.25)
Diluted earnings/(loss) per common share from continuing operations	0.90		0.10		(0.11)	0.47		(0.20)
Diluted earnings/(loss) per common share	0.90		0.10		(0.11)	0.50		(0.25)
Cash dividends declared per common share	0.20		0.20		0.04	0.04		-
Book value per common share	9.39		8.93		9.09	9.28		9.05
Closing price of common stock per share:
High	13.91		12.55		10.89	12.53		14.83
Low	11.18		9.72		7.55	5.63		9.24
Year-end	13.58		11.65		9.91	8.00		11.78
Cash dividends per common share/year-end closing price	1.5%		1.7%		0.4%	0.5%		N/A
Cash dividends per common share/diluted earnings per common share	22.2%		200.0%		(36.4)%	8.0%		N/A
Compound stock dividend rate declared per share	N/A		N/A		N/A	N/A		6.3601%
Price/earnings ratio	15.1	x	116.5	x	NM	16.0	x	NM
Market capitalization	$3,180.7		$2,753.7		$2,414.1	$2,059.7		$3,102.5
Average shares (thousands)	234,997		237,972		248,349	260,574		235,699
Average diluted shares (thousands)	236,735		239,794		248,349	262,861		235,699
Period-end shares outstanding (thousands)	234,220		236,370		243,598	257,468		263,366
Volume of shares traded (thousands)	592,399		787,295		1,221,242	1,049,982		1,009,113

Selected Average Balances
Total assets	$23,999.0		$24,409.7		$25,053.3	$24,719.6		$25,659.8
Total loans, net of unearned income	15,521.0		15,726.4		16,205.4	16,056.8		17,131.8
Securities available-for-sale	3,548.4		3,180.4		3,145.5	3,182.9		2,650.9
Earning assets	21,825.2		21,772.0		22,224.8	21,959.1		22,960.2
Total deposits	16,401.7		16,340.2		16,212.0	15,527.0		15,204.3
Total term borrowings	1,592.9		1,944.7		2,326.8	2,582.6		2,915.1
Common equity	2,211.7		2,146.8		2,312.6	2,409.9		2,211.6
Total equity	2,602.7		2,529.9		2,607.8	2,705.1		3,292.0

Selected Period-End Balances
Total assets	$25,672.9		$23,789.8		$25,334.0	$24,710.6		$24,683.4
Total loans, net of unearned income	16,230.2		15,389.1		16,708.6	16,397.1		16,782.6
Securities available-for-sale	3,556.6		3,398.5		3,061.8	3,066.3		3,031.9
Earning assets	23,470.9		21,168.4		22,424.8	21,762.0		21,901.7
Total deposits	18,068.9		16,735.0		16,629.7	16,213.0		15,208.2
Total term borrowings	1,880.1		1,739.9		2,226.5	2,481.7		3,228.1
Common equity	2,199.9		2,109.7		2,214.0	2,389.5		2,382.8
Total equity	2,591.0		2,500.8		2,509.2	2,684.6		2,678.0

Selected Ratios
Return on average common equity (a)	9.65%		1.11%		(1.20)%	5.44%		(2.61)%
Return on average assets (b)	0.96		0.17		(0.07)	0.58		0.24
Net interest margin (c) (d)	2.92		2.96		3.13	3.22		3.20
Allowance for loan and lease losses to loans	1.43		1.65		1.66	2.34		3.96
Net charge-offs to average loans	0.31		0.50		1.14	2.02		3.07
Total period-end equity to period-end assets	10.09		10.51		9.90	10.86		10.85
Tangible common equity to tangible assets (d)	7.94		8.24		8.17	9.08		8.93

N/A - not applicable
NM - not meaningful

See accompanying notes to consolidated financial statements.

(a)	Calculated using net income/(loss) available to common shareholders divided by average common equity.

(b)	Calculated using net income divided by average assets.

(c)	Net interest margin is computed using total net interest income adjusted to a FTE basis assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

(d)	Represents a non-GAAP measure. Refer to table 31 for the non-GAAP to GAAP reconciliation.

FIRST HORIZON NATIONAL CORPORATION

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL INFORMATION

First Horizon National Corporation (“FHN”) began as a community bank chartered in 1864 and as of December 31, 2014, was one of the 40 largest publicly traded banking organizations in the United States in terms of asset size.

The corporation’s two major brands – First Tennessee and FTN Financial – provide customers with a broad range of products and services. First Tennessee provides retail and commercial banking services throughout Tennessee and other selected markets and is the largest bank headquartered in the state of Tennessee. FTN Financial (“FTNF”) is an industry leader in fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad.

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

•

Corporate consists of unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance (“BOLI”), unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, gains on the extinguishment of debt, acquisition-related costs, and various charges related to restructuring, repositioning, and efficiency initiatives.

•

Non-strategic includes exited businesses and wind-down national consumer lending activities, other discontinued products, loan portfolios and service lines, and certain charges related to restructuring, repositioning, and efficiency initiatives.

On May 27, 2014, First Tennessee Bank National Association (“FTBNA”), a subsidiary of FHN, entered into an agreement to purchase thirteen bank branches in Middle and East Tennessee. The purchase of the branches closed on October 17, 2014. The fair value of the acquired assets totaled $437.6 million, including $413.4 million in cash, $7.5 million in fixed assets, and $15.7 million of goodwill and intangible assets. FTBNA also assumed $437.2 million of deposits associated with these branches. FTBNA paid a deposit premium of 3.32 percent and acquired an immaterial amount of loans as part of the transaction.

On October 21, 2014, FHN entered into an agreement with TrustAtlantic Financial Corporation (“TrustAtlantic Financial”) by which TrustAtlantic Financial will merge into a subsidiary of FHN. On December 16, 2014 the parties signed an amendment to the merger agreement. In the transaction, approximately 75 percent of the shares of TrustAtlantic Financial will be converted into shares of FHN common stock at an exchange ratio of 1.3261 FHN shares for each TrustAtlantic Financial share, and approximately 25 percent of the shares of TrustAtlantic Financial will be converted into cash. The aggregate transaction value was estimated to be approximately $85 million (inclusive of TrustAtlantic warrants that FHN is assuming will be exercised and converted into TrustAtlantic shares before the transaction closes), based on FHN’s common stock value of $12.82 at the time the amended agreement was signed. At December 31, 2014, TrustAtlantic Financial reported on a consolidated basis, approximately $469 million of total assets and approximately $411 million of total deposits. The transaction is expected to close in the first half of 2015, subject to the approval of the shareholders of TrustAtlantic Financial as well as regulatory approvals and other customary conditions to closing.

FIRST HORIZON NATIONAL CORPORATION

On June 7, 2013, FTBNA, acquired substantially all of the assets and assumed substantially all of the liabilities of Mountain National Bank (“MNB”) from the Federal Deposit Insurance Corporation (“FDIC”), as receiver. The fair value of the acquired assets totaled $424.4 million, including $215.9 million in loans. FHN assumed $364.1 million of MNB deposits. Refer to Note 2 – Acquisitions and Divestitures for additional information.

For the purpose of this management’s discussion and analysis (“MD&A”), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and Notes.

Non-GAAP Measures

Certain ratios are included in the narrative and tables in MD&A that are non-GAAP, meaning they are not presented in accordance with generally accepted accounting principles (“GAAP”) in the U.S. FHN’s management believes such measures are relevant to understanding the capital position and results of the company. The non-GAAP ratios presented in this filing are tangible common equity to tangible assets, adjusted tangible common equity to risk weighted assets, and the tier 1 common capital ratio. These measures are reported to FHN’s management and board of directors through various internal reports. Additionally, disclosure of the non-GAAP capital ratios provide a meaningful base for comparability to other financial institutions as several of these ratios have become an important measure of the capital strength of banks as demonstrated by their use by banking regulators in reviewing capital adequacy of financial institutions. Non-GAAP measures are not formally defined by GAAP or codified in currently effective federal banking regulations, and other entities may use calculation methods that differ from those used by FHN. Tier 1 Capital is a regulatory term and is generally defined as the sum of core capital (including common equity and certain instruments that cannot be redeemed at the option of the holder) adjusted for certain items under risk-based capital regulations. Risk-weighted assets is a regulatory term which includes total assets adjusted for credit and market risk and is used to determine regulatory capital ratios. Refer to Table 31 for a reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results, or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond FHN’s control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, global, general and local economic and business conditions, including economic recession or depression; the pace, consistency, and extent of recovery of values and activity in the residential housing and commercial real estate markets; potential requirements for FHN to repurchase, or compensate for losses from, previously sold or securitized mortgages or securities based on such mortgages; potential claims relating to the foreclosure process; potential claims relating to participation in government programs, especially lending or other financial services programs; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of FHN’s hedging practices; technological changes; fraud, theft, or other incursions through conventional, electronic, or other means affecting FHN directly or affecting its customers, business counterparties or competitors; demand for FHN’s product offerings; new products and services in the industries in which FHN operates; the increasing use of new technologies to interact with customers and others; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and

FIRST HORIZON NATIONAL CORPORATION

other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (“SEC”), the Financial Accounting Standards Board (“FASB”), the Office of the Comptroller of the Currency (“OCC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Federal Deposit Insurance Corporation (“FDIC”), Financial Industry Regulatory Authority (“FINRA”), the Municipal Securities Rulemaking Board (“MSRB”), the Consumer Financial Protection Bureau (“CFPB”), the Financial Stability Oversight Council (“Council”), and other regulators and agencies; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; changes in laws and regulations applicable to FHN; and FHN’s success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements. FHN assumes no obligation to update or revise, whether as a result of new information, future events, or otherwise, any forward-looking statements that are made in the Annual Report to shareholders for the period ended December 31, 2014 of which this MD&A is a part, or otherwise from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in other parts of the Annual Report, in the annual report on Form 10-K to which the Annual Report is an exhibit, in other exhibits to the Form 10-K, and in documents incorporated into the Form 10-K.

FINANCIAL SUMMARY – 2014 COMPARED TO 2013

FHN reported net income available to common shareholders of $213.3 million or $.90 per diluted share in 2014 compared to $23.8 million or $.10 per diluted share in 2013. The increase in FHN’s net income in 2014 was the result of lower expenses and a decline in the provision for loan losses which more than offset a decline in revenue. Reported earnings are directly and significantly affected by a number of factors including strategic transactions and initiatives expected to boost growth and profitability occurring in both 2014 and 2013, the completion of transactions that expedited the wind-down of legacy businesses, and the economic environment.

FHN executed on strategic initiatives in 2014 including continued expense reductions throughout the organization, a bank-wide focus on economically profitable products, services, and customers, and investing in growth areas like Middle Tennessee, the Carolinas, Houston and FHN’s wealth management business. FHN strengthened its market share in middle and eastern Tennessee through the acquisition of 13 bank branches which added approximately $440 million in deposits. In fourth quarter, FHN announced the execution of an agreement to acquire TrustAtlantic Financial located in North Carolina which is expected to close in the first half of 2015.

As it relates to further winding down legacy businesses, in 2014 FHN sold approximately $315 million in UPB of held-for-sale (“HFS”) mortgage loans, resulting in the recognition of $39.7 million of gains, primarily due to positive fair value adjustments, that were recorded in mortgage banking income. FHN also completed sales of mortgage servicing rights (“MSR”) that were initiated in late 2013. As a result, FHN recognized approximately $20 million of previously unrecognized servicing fees in conjunction with mortgage servicing sales in 2014 and significantly reduced the balance of MSR from a year ago. FHN also made significant strides on certain legal matters in 2014 including settlements with Federal Home Loan Mortgage Corporation (“FHLMC”, “Freddie Mac”, or “Freddie”) and Federal Housing Finance Agency (“FHFA”) and moving forward with other matters which resulted in $110.9 million in pre-tax loss accruals. During 2014, FHN recognized $75.0 million in expense reversals related to agreements reached with insurance companies for the recovery of expenses FHN incurred in prior years related to legal matters.

Expenses in 2013 included $170.0 million of repurchase and foreclosure provision as result of obtaining new information after reaching definitive resolution agreements (“DRA”) with two GSE’s. In late 2013, FHN reached a DRA with the Federal National Mortgage Association (“FNMA”, “Fannie Mae”, or “Fannie”) resolving certain selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans that FHN no longer serviced at the time of the DRA. The 2013 charges included consideration of the February 2014 DRA with Freddie Mac. In 2014, FHN reversed $4.3 million of repurchase and foreclosure provision in conjunction with certain repurchase claims.

The economy continued to show signs of improvement during 2014 although the operating environment for the industry remained challenging. The competitive landscape remained tough as there was considerable competition

FIRST HORIZON NATIONAL CORPORATION

for creditworthy borrowers. Despite the challenging operating environment, both average loans and core deposits within the regional bank grew during 2014, mitigating the impact of the wind-down of the non-strategic loan portfolios. Because of the uneven improvement of economic conditions, the Federal Reserve remained cautious during 2014 and held interest rates at historically low levels. The low interest rates and uncertainty around Fed policy put pressure on FHN’s net interest income (“NII”) and the net interest margin and also muted activity of Capital Markets’ customers. The net interest margin was 2.92 percent in 2014 compared to 2.96 percent in 2013. NII also declined in 2014 with lower interest income and little opportunity to further reduce deposit rates.

Capital markets’ results, while lower in 2014 relative to 2013, continued to contribute to FHN’s overall fee income in 2014 with fixed income average daily revenue of $.7 million compared to $.9 million in 2013. Expenses within Capital Markets were down because of lower variable compensation costs as well as a $47.1 million expense reversal related to agreements reached with insurance companies for litigation losses and legal fees associated with a lawsuit FHN settled in 2011 involving the bankruptcy trustee for Sentinel Management Group Inc.

Capital remained strong during 2014 while FHN continued returning capital to shareholders and prepared for more stringent capital requirements with the BASEL III rule phase-in beginning for FHN in 2015. Quarterly dividends in 2014 were consistent with 2013 at $.05 per share although FHN recently announced an increase of the quarterly cash dividend to $.06 per share. Shares repurchased under the 2014 share repurchase program were approximately $38 million compared to share repurchases of approximately $88 million in 2013 repurchased under an earlier share repurchase program that was terminated in January 2014.

FHN saw consistent progress in asset quality trends during 2014, as modestly improved market conditions and a focus on relationship-oriented loans led to loan growth within the regional bank replacing run-off of the higher-risk non-strategic loan balances. The allowance for loan losses declined 8 percent in 2014, driven by management’s proactive approach to managing asset quality as well as borrowers adapting to the current operating environment and a modestly improved economic environment. Additionally, loan loss provisioning and net charge-offs declined 51 percent and 38 percent, respectively, year-over-year.

Return on average common equity and return on average assets for 2014 were 9.65 percent and .96 percent, respectively, compared to 1.11 percent and .17 percent in 2013. The tangible common equity to tangible assets ratio was 7.94 percent in 2014 compared to 8.24 percent in 2013. Total capital and Tier 1 ratios were 16.18 percent and 14.46 percent, respectively on December 31, 2014, compared to 16.23 percent and 13.87 percent, respectively on December 31, 2013. Total period-end assets were $25.7 billion on December 31, 2014, an 8 percent increase from $23.8 billion on December 31, 2013. Total period- end equity was $2.6 billion and $2.5 billion as of December 31, 2014 and 2013, respectively.

BUSINESS LINE REVIEW – 2014 COMPARED TO 2013

Regional Banking

Pre-tax income within the regional banking segment was $286.7 million during 2014 compared to $288.8 million in 2013.

Total revenue increased 2 percent from $839.0 million in 2013 to $856.8 million in 2014, driven by an increase in both NII and fee income. In 2014 NII was $602.1 million compared to $591.3 million in 2013. The increase in NII was primarily because of improved deposit pricing compared to 2013. Noninterest income increased to $254.7 million in 2014 from $247.7 million in 2013. The increase in noninterest income was primarily driven by a 16 percent increase in wealth management income, a 17 percent increase in bankcard income, and a 5 percent increase in trust fee income in 2014 compared to 2013. Wealth management income increased to $49.1 million in 2014 from $42.3 million in 2013 driven by FHN’s strategic focus on growing these businesses with new products and offerings, an expanded sales force, and a refined advisory team strategy. Bankcard income increased largely due to $2.8 million of Visa volume incentives recognized in 2014 and the increase in trust fee income was primarily due to improved market conditions and strong new account activity. These increases were somewhat offset by deposit fee income which decreased from $110.7 million in 2013 to $108.3 million in 2014 primarily due to lower cash management fees on commercial deposit products and overall lower managed balances.

FIRST HORIZON NATIONAL CORPORATION

Provision expense during 2014 was $29.2 million compared to $18.5 million in 2013. The increase was partially driven by the consumer credit card portfolio as a result of trends in delinquencies, net charge-offs, and certain asset quality ratios for the smaller balance portion of the portfolio. Additionally, provision expense associated with the commercial portfolios increased to $3.4 million compared to a provision credit of $2.1 million in 2013.

Noninterest expense was $540.8 million in 2014 compared to $531.8 million in 2013. The increase in expense was largely attributable to wealth management incentives and strategic hires and retention in growth markets, as well as increases in contract employment, professional fees, and computer software expenses due to a FHN’s focus on technology-related projects in 2014. These increases in noninterest expense were partially offset by lower FDIC premium costs, a reduction in allocated personnel expenses, as well as a reduction in advertising and public relations expense compared to 2013 due to branding initiatives last year associated with FTB Advisors.

Capital Markets

Pre-tax income in the capital markets segment was $68.6 million during 2014 compared to $52.2 million in 2013. Fixed income revenue was $170.3 million 2014, down from $231.9 million in 2013, as average daily revenue (“ADR”) decreased from $.9 million in 2013 to $.7 million in 2014. The decline in fixed income revenue reflects less favorable market conditions in 2014 relative to the prior year, as ADR levels continue to be muted due to low rates, low market volatility and uncertainty around the Fed’s monetary policy. Other product revenue decreased to $32.4 million in 2014 from $36.6 million in 2013. The decline in other product revenue is largely because of a decrease in revenues from derivative sales and loan trading and related activities. Noninterest expense was $146.8 million in 2014 compared to $232.4 million in 2013. In second quarter 2014, FHN recognized $47.1 million in expense reversals related to agreements reached with insurance companies for litigation losses and legal fees associated with a lawsuit FHN settled in 2011 involving the bankruptcy trustee for Sentinel Management Group Inc. Of this amount $38.6 million was recorded as a reduction to losses from litigation and regulatory matters and $8.5 million was recorded as a reduction to legal and professional fees. In addition to the Sentinel-related expense reversals, lower variable compensation expenses, as a result of lower fixed income revenues in 2014, also contributed to the reduction in noninterest expense in 2014.

Corporate

The pre-tax loss for the corporate segment was $97.6 million in 2014 compared to $95.3 million in 2013. Net interest expense increased $8.0 million in 2014 due to the effect of the third quarter loan sale on funds transfer pricing (“FTP”) and the issuance of $400 million of senior notes, partially offset by a larger average available-for-sale (“AFS”) securities portfolio in 2014 relative to 2013. Noninterest income (including securities gain/losses) increased from $26.1 million in 2013 to $27.0 million in 2014. The increase in noninterest income was driven by a $5.6 million gain associated with the sale of a cost method investment in 2014, partially offset by lower deferred compensation income from a year ago. 2013 included $1.7 million of net gains primarily associated with the sale of a cost method investment.

Noninterest expense decreased $4.8 million to $70.5 million in 2014 from $75.3 million in 2013. The decline in noninterest expense was largely driven by a decline in severance-related costs, deferred compensation expenses, and salaries. Expenses associated with tax credit investments and professional fees associated with various consulting projects also declined from a year ago. These declines were partially offset by an efficiency-related lease abandonment expense of $4.7 million recognized in 2014, a $4.0 million net increase in negative valuation adjustments related to Visa-related derivatives relative to 2013, and elevated advertising costs related to FTBNA’s 150th anniversary celebration campaign.

Non-Strategic

The non-strategic segment had pre-tax income of $51.8 million in 2014 compared to a pre-tax loss of $237.3 million in 2013. A significant decline in expenses, including provision for loan losses, coupled with an increase in fee income contributed to the year-over-year improved results.

Total revenue was $132.7 million and $118.4 million in 2014 and 2013, respectively, with NII declining 12 percent to $67.1 million in 2014 from $76.0 million in 2013, consistent with the run-off of the non-strategic loan portfolios.

FIRST HORIZON NATIONAL CORPORATION

Noninterest income (including securities gains/losses) was $65.7 million in 2014 compared to $42.4 million in 2013. Mortgage banking income, the primary component of fee income within non-strategic, was $71.3 million in 2014, compared to $33.1 million in 2013. This increase was largely driven by a $39.7 million valuation gain recognized in 2014 as a result of the sale of approximately $315 million in unpaid principal balance of mortgage loans held-for-sale and $12.1 million of favorable valuation adjustments on loans primarily because of the loan sale, partially offset by a decline in servicing income. In 2013, FHN signed a definitive agreement to sell substantially all remaining legacy mortgage servicing, and as a result servicing income declined in 2014 from the prior year. Servicing fees were $21.1 million in 2014, down $20.8 million from $41.9 million in 2013, and primarily comprised of approximately $20.0 million in previously unrecognized servicing fees recognized in conjunction with transfers of servicing in first quarter 2014. The negative impact of runoff on the value of MSR was not material in 2014 compared with $20.9 million in 2013. Additionally net hedging results were not material in 2014 compared to positive $18.1 million in 2013. Hedging results in 2013 reflect the terms of the agreement to sell servicing. Mortgage banking income in 2013 also includes $4.4 million of negative valuation adjustments.

Other noninterest income in 2014 compared to 2013 was negatively affected by a number of transactions including a $4.2 million loss on the extinguishment of debt associated with the collapse of two HELOC securitization trusts, a $2.0 million loss on the deconsolidation of a securitization trust, and $3.0 million in securities losses. Additionally, 2013 included $3.5 million of gains from the reversals of previously established lower of cost or market (“LOCOM”) adjustments associated with trust preferred (“TRUP”) loan payoffs.

The provision for loan losses within the non-strategic segment was a provision credit of $2.2 million in 2014 compared to a provision expense of $36.5 million in 2013. The decline in provision for loan losses was the result of improvement in and runoff of the consumer real estate portfolio, as well as improvement in the C&I portfolio due to dispositions and payoffs of a number of trust preferred (TRUP) loans that were on interest deferral in prior periods.

Noninterest expense declined 74 percent to $83.1 million in 2014 from $319.1 million in 2013, primarily because of significantly lower repurchase and foreclosure provision and a decline in loss accruals related to legal matters. 2013 included $170.0 million of repurchase and foreclosure provision stemming from the resolution of certain legacy representation and warranty mortgage loan repurchase obligations to GSEs. In 2014, $4.3 million of repurchase and foreclosure provision was reversed because of a settlement of certain repurchase claims. Loss accruals related to litigation matters were $110.4 million in 2014, but were somewhat offset by $75.0 million of expense reversals associated with agreements with insurance companies for the recovery of expenses FHN incurred related to litigation losses and expenses in prior periods. Loss accruals related to litigation matters were $63.3 million in 2013. Contract employment, which primarily includes mortgage subservicing costs, declined $22.3 million to $3.9 million in 2014 as a result of the mortgage servicing sales mentioned above. Generally, most other expense categories declined given the continued wind-down of the legacy businesses.

INCOME STATEMENT REVIEW

Total consolidated revenue decreased $44.2 million to $1.2 billion in 2014, due in large part to declines in capital markets fixed income sales revenue and net interest income, but partially mitigated by increases in mortgage banking income. Total expenses declined 27 percent to $841.2 million in 2014 from $1.2 billion in 2013 primarily driven by declines in the mortgage repurchase provision, litigation loss accruals, and personnel expenses. In 2013, total consolidated revenue was $1.2 billion, down 10 percent from $1.4 billion in 2012, largely driven by lower capital markets fixed income sales revenue, net interest income, and mortgage banking income. Total expenses in 2013 were $1.2 billion compared to $1.4 billion in 2012. The decrease in expenses was driven by a decline in the mortgage repurchase provision and lower personnel expenses in 2013 relative to 2012.

NET INTEREST INCOME

Net interest income was $627.7 million in 2014, a 2 percent decline from $637.4 million in 2013. As detailed in Table 2 – Analysis of Changes in Net Interest Income, the decrease in NII was primarily attributable to continued run-off of the non-strategic loan portfolios, lower yielding commercial loans, and lower balances of loans to mortgage companies, somewhat mitigated by commercial loan growth, improved deposit pricing, and a larger

FIRST HORIZON NATIONAL CORPORATION

securities portfolio. Average earning assets were $21.8 billion in 2014 and 2013 as continued run-off on the non-strategic loan portfolios and the resolution of several on-balance sheet structures were offset by loan growth within the regional bank and an increase in the investment securities portfolio.

For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources. The consolidated net interest margin decreased to 2.92 percent in 2014 from 2.96 percent in 2013. The net interest spread was 2.78 percent in 2014, down 5 basis points from 2.83 percent in 2013 and the impact of free funding was 14 basis points in 2014 up from 13 basis points in 2013. The decrease in NIM was driven by lower yielding commercial loans and run- off of the non-strategic loan portfolios, partially offset by declining funding costs.

Net interest income was $637.4 million in 2013, down 7 percent from $688.7 million in 2012, primarily attributable to run-off of the non-strategic loan portfolio, lower yielding fixed rate loans, and a lower yielding securities portfolio, somewhat mitigated by improved deposit pricing. In 2013, average earning assets decreased 3 percent to $24.4 billion from $25.1 billion due to run-off in the non-strategic loan portfolios, but somewhat mitigated by loan growth within the regional bank. The consolidated net interest margin was 2.96 percent in 2013 compared to 3.13 percent in 2012. The decline in NIM in 2013 compared to 2012 was primarily driven by declining yields on the investment portfolio, lower yielding fixed rate loans, run-off of the non-strategic loan portfolios, and a decline in loans to mortgage companies, partially offset by improved pricing on deposits.

The activity levels and related funding for FHN’s capital markets activities affect the net interest margin. Capital markets activities tend to compress the margin, especially when there are elevated levels of trading inventory, because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result, FHN’s consolidated margin cannot be readily compared to that of other bank holding companies. Table 1 details the computation of the net interest margin for FHN for the past three years.

FIRST HORIZON NATIONAL CORPORATION

Table 1  –  Net Interest Margin

	2014	2013	2012

Assets:
Earning assets:
Loans, net of unearned income:
Commercial loans	3.56%	3.68%	3.86%
Retail loans	4.01	4.10	4.28

Total loans, net of unearned income	3.74	3.86	4.04

Loans held-for-sale	3.77	3.40	3.58
Investment securities:
U.S. treasuries	0.06	0.08	0.30
U.S. government agencies	2.57	2.56	3.10
States and municipalities (a)	2.72	0.59	1.17
Other	4.23	4.19	4.30

Total investment securities	2.64	2.64	3.13

Capital markets securities inventory	2.89	2.71	2.67
Mortgage banking trading securities	9.09	10.25	10.62
Other earning assets:
Federal funds sold	1.00	1.00	1.01
Securities purchased under agreements to resell (b)	(0.15)	(0.06)	0.04
Interest bearing cash	0.22	0.22	0.22

Total other earning assets	0.06	0.08	0.14

Interest income / total earning assets	3.29%	3.40%	3.63%

Liabilities:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	0.18%	0.22%	0.31%
Other interest-bearing deposits	0.08	0.10	0.17
Time deposits	1.07	1.59	1.93

Total interest-bearing core deposits	0.21	0.31	0.43

Certificates of deposit $100,000 and more (c)	0.63	1.01	1.37

Federal funds purchased	0.25	0.25	0.25
Securities sold under agreements to repurchase	0.08	0.14	0.18
Capital markets trading liabilities	2.43	2.05	1.77
Other short-term borrowings	0.30	0.27	0.15
Term borrowings	2.17	1.87	1.69

Interest expense / total interest-bearing liabilities	0.51	0.57	0.66

Net interest spread	2.78%	2.83%	2.97%
Effect of interest-free sources used to fund earning assets	0.14	0.13	0.16

Net interest margin (d)	2.92%	2.96%	3.13%

(a)	2014 increase driven by the yield on a held-to-maturity (“HTM”) municipal bond.

(b)	2014 and 2013 driven by negative market rates on reverse repurchase agreements.

(c)	2014 rate includes the effect of amortizing the valuation adjustment for acquired time deposits related to the branch and MNB acquisitions.

(d)	Calculated using total net interest income adjusted for FTE assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

FHN’s net interest margin is expected to remain under pressure during 2015 due to declining loan yields from historically low interest rates and competitive pricing dynamics. Additionally, changes to the balance sheet mix associated with interest-bearing cash, deposit balances, and trading inventory balances could also affect NIM, especially during the first half of 2015. NIM pressure could be mitigated if interest rates rise in the latter half of 2015.

FIRST HORIZON NATIONAL CORPORATION

Table 2  –  Analysis of Changes in Net Interest Income

(Fully taxable equivalent (“FTE”)) (Dollars in thousands)	2014 Compared to 2013 Increase / (Decrease) Due to (a)			2013 Compared to 2012 Increase / (Decrease) Due to (a)
	Rate (b)	Volume (b)	Total	Rate (b)	Volume (b)	Total

Interest income – FTE:
Loans	$(18,528)	$(7,853)	$(26,381)	$(28,282)	$(19,702)	$(47,984)
Loans held-for-sale	1,323	(3,135)	(1,812)	(700)	(1,225)	(1,925)
Investment securities:
U.S. treasury	(6)	(10)	(16)	(92)	(2)	(94)
U.S. government agencies	35	10,640	10,675	(15,389)	1,151	(14,238)
States and municipalities	375	16	391	(93)	(27)	(120)
Other	108	(1,290)	(1,182)	(248)	(7)	(255)

Total investment securities	52	9,816	9,868	(15,769)	1,062	(14,707)

Capital markets securities inventory	2,133	(3,437)	(1,304)	527	(805)	(278)
Mortgage banking trading securities	(163)	(842)	(1,005)	(72)	(660)	(732)
Other earning assets:
Federal funds sold	(2)	41	39	(1)	19	18
Securities purchased under agreements to resell	(579)	4	(575)	(672)	25	(647)
Interest-bearing deposits with other financial institutions	43	237	280	8	(32)	(24)

Total other earning assets	(336)	80	(256)	(734)	81	(653)

Total change in interest income – earning assets – FTE	$(22,695)	$1,805	$(20,890)	$(49,596)	$(16,683)	$(66,279)

Interest expense:
Interest-bearing deposits:
Savings	$(3,011)	$(189)	$(3,200)	$(5,788)	$806	$(4,982)
Time deposits	(4,639)	(2,164)	(6,803)	(3,564)	(1,821)	(5,385)
Other interest-bearing deposits	(876)	208	(668)	(2,441)	290	(2,151)

Total interest-bearing core deposits	(10,580)	(91)	(10,671)	(13,973)	1,455	(12,518)

Certificates of deposit $100,000 and more	(1,950)	(602)	(2,552)	(2,071)	(599)	(2,670)
Federal funds purchased	(13)	(410)	(423)	7	(733)	(726)
Securities sold under agreements to repurchase	(251)	(52)	(303)	(178)	167	(11)
Capital markets trading liabilities	2,429	(664)	1,765	1,755	1,419	3,174
Other short-term borrowings	95	692	787	430	(274)	156
Term borrowings	5,379	(7,129)	(1,750)	3,909	(6,922)	(3,013)

Total change in interest expense – interest-bearing liabilities	$(10,636)	$(2,511)	$(13,147)	$(13,461)	$(2,147)	$(15,608)

Net interest income – FTE			$(7,743)			$(50,671)

(a)	The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

(b)	Variances are computed on a line-by-line basis and are non-additive.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. Analytical models based on loss experience subject to qualitative adjustment to reflect current events, trends, and conditions (including economic considerations and trends) are used by management to determine the amount of provision to be recognized and to assess the adequacy of the ALLL. The provision for loan losses was $27.0 million in 2014 compared to $55.0 million in 2013, and $78.0 million in 2012. In 2014 and 2013 FHN experienced continued overall improvement in the loan portfolio which resulted in declines of 8 percent in the allowance for loan losses (on a period end basis) each year. Additionally, net charge offs decreased 38 percent and 58 percent, respectively, during 2014 and 2013 relative to the prior years. In 2012, FHN recognized approximately $23 million of incremental loan loss provisioning related to charging down discharged bankruptcies to net realizable value. For additional information about general asset quality trends refer to Asset Quality – Trend Analysis of 2014 Compared to 2013 in this MD&A.

FIRST HORIZON NATIONAL CORPORATION

NONINTEREST INCOME

Noninterest income (including securities gains/(losses)) was $550.0 million in 2014 compared to $584.6 million in 2013 and $671.3 million in 2012. In 2014 noninterest income was 47 percent of total revenue compared to 48 percent and 49 percent in 2012 and 2013, respectively. The decrease in noninterest income in 2014 relative to 2013 largely resulted from a decrease in capital markets fixed income revenue partially offset by an increase in mortgage banking income. The decline in noninterest income in 2013 relative to 2012 was primarily due to decreases in capital markets fixed income revenue and mortgage banking income. FHN’s noninterest income for the last three years is provided in Table 3. The following discussion provides additional information about various line items reported in the following table.

Table 3  –  Noninterest Income

(Dollars in thousands)	2014	2013	2012	Compound Annual Growth Rates
				14/13	14/12

Noninterest income:
Capital markets	$200,595	$272,364	$334,912	(26)%	(23)%
Deposit transactions and cash management	111,951	114,383	120,168	(2)%	(3)%
Mortgage banking	71,257	33,275	51,890	NM	17%
Brokerage, management fees and commissions	49,099	42,261	34,934	16%	19%
Trust services and investment management	27,777	26,523	24,319	5%	7%
Bankcard income	23,697	20,482	22,384	16%	3%
Bank-owned life insurance	16,394	16,614	18,805	(1)%	(7)%
Other service charges	11,882	13,440	12,935	(12)%	(4)%
Equity securities gains/(losses), net	2,872	2,211	365	30%	NM
Insurance commissions	2,257	3,023	3,148	(25)%	(15)%
Debt securities gains/(losses), net	-	(451)	328	NM	NM
Gain on divestitures	-	111	200	NM	NM
All other income and commissions:
ATM interchange fees	10,943	10,412	10,528	5%	2%
Electronic banking fees	6,190	6,289	6,537	(2)%	(3)%
Letter of credit fees	4,864	5,081	5,158	(4)%	(3)%
Deferred compensation (a)	2,042	4,685	4,461	(56)%	(32)%
Gain/(loss) on extinguishment of debt	(4,166)	-	-	NM	NM
Other (b)	12,390	13,874	20,257	(11)%	(22)%

Total all other income and commissions	32,263	40,341	46,941	(20)%	(17)%

Total noninterest income	$550,044	$584,577	$671,329	(6)%	(9)%

NM - not meaningful

(a)	Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives and benefits expense.

(b)	2012 includes $3.4 million of gains on the sale of bank properties, a $2.3 million gain related to the resolution of a legal matter, and $1.0 million of interest associated with a tax refund.

Capital Markets Noninterest Income

The major component of capital markets income is generated from the purchase and sale of fixed income securities as both principal and agent. Other noninterest revenues consist principally of fees from loan sales, portfolio advisory, and derivative sales. Securities inventory positions are procured for distribution to customers by the sales staff. Capital markets noninterest income declined 26 percent in 2014 to $200.6 million in 2014 from $272.4 million in 2013, reflecting less favorable market conditions in 2014 relative to the prior year due to low rates, low market volatility and uncertainty around the Fed’s monetary policy. Other noninterest revenue decreased $10.2 million to $30.3 million in 2014. The decline in other noninterest revenue was largely due to $3.5 million of gains recognized in 2013 within the non-strategic segment from the reversal of previously established LOCOM valuation adjustments associated with TRUP loan payoffs, as well as decreases in revenues from derivative sales and loan trading and related activities in 2014 relative to 2013.

FIRST HORIZON NATIONAL CORPORATION

Capital markets noninterest income was $272.4 million in 2013 down from $334.9 million in 2012. Less favorable market conditions in 2013, relative to 2012, including market volatility, an increase in interest rates, and uncertainty surrounding potential actions of the Fed, contributed to a decline in revenue from fixed income sales. A portion of the decrease was partially offset by an increase in other noninterest revenue in 2013 relative to 2012, including the $3.5 million of gains associated with TRUP loan payoffs previously mentioned.

Table 4  –  Capital Markets Noninterest Income

(Dollars in thousands)	2014	2013	2012	Compound Annual Growth Rates
				14/13	14/12

Noninterest income:
Fixed income	$170,317	$231,853	$307,559	(27)%	(26)%
Other noninterest revenue	30,278	40,511	27,353	(25)%	5%

Total capital markets noninterest income	$200,595	$272,364	$334,912	(26)%	(23)%

Deposit Transactions and Cash Management

Fees from deposit transactions and cash management include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management income declined 2 percent to $112.0 million in 2014 from $114.4 million in 2013. The decrease was primarily the result of lower cash management fees on commercial deposit products due to price reductions and discounting resulting from increased market competitive price pressure and overall lower managed balances.

In 2013, deposit transactions and cash management income declined $5.8 million to $114.4 million from $120.2 million in 2012 largely due to lower non-sufficient funds (“NSF”) fee income which was driven by lower volume from a decrease in small balance deposit accounts, a refinement of sort order processes, and overall changes in consumer behavior.

Mortgage Banking Noninterest Income

Mortgage banking income has been primarily comprised of servicing income related to legacy mortgage banking operations and fair value adjustments to the mortgage warehouse. Prior to 2013, mortgage banking income also included fees from mortgage origination activity in the regional banking footprint. In third quarter 2013, FHN signed a definitive agreement to sell substantially all remaining legacy mortgage servicing, with the sales occurring primarily in fourth quarter 2013 and first quarter 2014 which resulted in substantially diminished fees from mortgage servicing. Mortgage banking income was $71.3 million in 2014 compared to $33.3 million and $51.9 million in 2013 and 2012, respectively.

The increase in mortgage banking income during 2014 relative to 2013 was primarily due to the $39.7 million gain on the sale of HFS mortgage loans in third quarter 2014, and in second quarter 2014, $8.2 million of positive fair value adjustments to the mortgage warehouse reflecting new information on market pricing for similar assets primarily related to the non-performing portion of the HFS portfolio. Servicing income, which includes fees for servicing mortgage loans, changes in the value of servicing assets, results of hedging servicing assets, and the negative impact of runoff on the value of MSR, historically was the largest component of mortgage banking income. Total servicing income was $20.8 million in 2014 from $39.1 million in 2013 because of lower servicing fees due to the 2013 and 2014 MSR sales. The decrease was partially offset by the receipt of approximately $20 million in previously unrecognized servicing fees in conjunction with servicing sales. During 2013, total servicing income was $39.1 million and was comprised of $41.9 million of servicing fees and $18.1 million of net hedging results, partially offset by $20.9 million of negative impact to the value of MSR that was attributable to runoff. Other mortgage banking income in 2014 included a $2.0 million loss associated with the deconsolidation of a

FIRST HORIZON NATIONAL CORPORATION

securitization trust. 2013 included a $2.2 million charge associated with estimated costs for obligations related to the agreement to sell mortgage servicing.

In 2013 total servicing income decreased to $39.1 million from $52.6 million in 2012, largely driven by a decline in servicing fees consistent with the mortgage servicing portfolio decline. Net hedging results were $18.1 million in 2013 and reflect the terms of the servicing sales agreement mentioned above, which more than offset more narrow spreads between swap and mortgage rates in 2013 relative to 2012. The negative impact to the value of MSR that is attributable to runoff was $20.9 million and $23.8 million in 2013 and 2012, respectively. Negative fair value adjustments to the mortgage warehouse were $4.4 million in 2013 compared to $3.1 million in 2012. The negative fair value adjustments in 2013 were primarily driven by higher interest rates on mortgages in 2013. Elevated levels of modifications within loans HFS negatively impacted the fair value of the mortgage warehouse in 2012. Origination income in 2013 declined 84 percent as FHN shifted from originations to a referral fee-based model. In 2013, other mortgage banking income included the $2.2 million charge associated with estimated costs for obligations related to the MSR sale previously mentioned and in 2012 it included charges associated with contingencies related to prior servicing sales.

Table 5  –  Mortgage Banking Noninterest Income

	2014	2013	2012	Compound Annual Growth Rates
				14/13	14/12

Noninterest income (thousands):
Origination income	$-	$771	$4,734	NM	NM
Mortgage warehouse valuation (a)	51,785	(4,355)	(3,053)	NM	NM
Servicing income/(expense):
Servicing fees	21,082	41,905	58,931	(50)%	(40)%
Change in MSR value – runoff	(833)	(20,937)	(23,804)	96%	81%
Net hedging results (b)	528	18,083	17,481	(97)%	(83)%

Total servicing income	20,777	39,051	52,608	(47)%	(37)%
Other (c)	(1,305)	(2,192)	(2,399)	40%	26%

Total mortgage banking noninterest income	$71,257	$33,275	$51,890	NM	17%

Mortgage banking statistics (millions):
Servicing portfolio – owned (first lien mortgage loans) (d)	$83	$8,512	$16,487	(99)%	(93)%

NM - not meaningful

(a)	2014 includes $39.7 million in gains on the sale of HFS mortgage loans and $8.2 million of positive Fair Value adjustments primarily related to the non-performing portion of the HFS portfolio.

(b)

2014 includes a $2.0 million loss associated with the deconsolidation of a securitization trust. 2013 includes an increase in net hedging results reflecting the terms of the mortgage servicing sale agreement.

(c)

2013 includes a negative adjustment as a result of estimated costs for obligations associated with the agreement to sell servicing. 2012 includes $2.4 million negative adjustment related to contingencies for prior servicing sales.

(d)	Excludes foreclosed assets. Substantially all mortgage servicing was sold in January 2014.

Brokerage, Management Fees and Commissions

Brokerage, management fees and commissions include fees for portfolio management, trade commission, and annuity and mutual funds sales. Noninterest income from brokerage and management fees increased 16 percent or $6.8 million to $49.1 million in 2014 due in large part to FHN’s strategic focus on growing these businesses with new products and offerings, an expanded sales force, and a refined advisory team strategy. In 2013, noninterest income from brokerage, management fees and commissions was $42.3 million compared to $34.9 million in 2012 driven by a focus on growing these businesses through customer growth and expanding services for existing customers.

FIRST HORIZON NATIONAL CORPORATION

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are primarily influenced by equity and fixed income market activity. In 2014, noninterest income from trust services and investment management activities increased 5 percent to $27.8 million primarily due to improved market conditions and strong new account activity in Trust, FTB Advisory, and Retirement Services.

Noninterest income from trust services and investment management was $26.5 million in 2013 compared to $24.3 million in 2012 driven by new initiatives in 2013 and general market increases, as well as FHN’s strategic focus on growing these business products through new customers and also referrals from wealth management for trust services.

Bankcard Income

Bankcard income is derived from fees charged for processing and supporting credit card transactions including interchange, late charges, membership fees, miscellaneous merchant fees, cash advance fees, currency conversion, speed pay, and research fees. Bankcard income increased 16 percent or $3.2 million to $23.7 million in 2014, primarily due to incentives received from Visa due to higher transaction volume in 2014 relative to the prior year. In 2013, bankcard income was $20.5 million compared to $22.4 million in 2012. The decline in bankcard income in 2013 relative to 2012 was driven by the receipt of Visa volume incentives in 2012.

Bank Owned Life Insurance

BOLI income was $16.4 million in 2014 compared to $16.6 million and $18.8 million in 2013 and 2012, respectively, reflecting the receipt of lower policy benefits in 2014 and 2013 compared to 2012.

Other Service Charges

Income from other service charges includes international income (foreign exchange and wire transfer fees), other retail fees, check order income, and other service charges including check cashing, safe deposit, wire transfers, and money orders. Income from other service charges decreased to $11.9 million in 2014 from $13.4 million and $12.9 million in 2013 and 2012, respectively.

Securities Gains/Losses

In 2014, FHN recognized net securities gains of $2.9 million compared to $1.8 million and $.7 million in 2013 and 2012, respectively. The 2014 net gain was primarily the result of a $5.6 million gain on the sale of a cost method investment partially offset by $2.0 million of negative fair value adjustments related to an investment and a $.9 million loss on the sale of an investment. The 2013 net gain was primarily the result of a $3.3 million gain on the sale of a cost method investment, partially offset by a $1.1 million other-than-temporary impairment adjustment. In 2012, FHN recognized a net gain of $.4 million related to venture capital investments as a gain on sale of $5.1 million was partially offset by a $4.7 million negative fair value adjustment.

Insurance Commissions

Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide life, long-term care, and disability insurance. Noninterest income from insurance commissions was $2.3 million in 2014, $3.0 million in 2013, and $3.1 million in 2012.

Other Noninterest Income

Other income includes revenues from ATM and interchange fees, electronic banking fees, revenue related to deferred compensation plans (which are mirrored by changes in noninterest expense), gains/(losses) from the extinguishment of debt, and various other fees.

FIRST HORIZON NATIONAL CORPORATION

Other income decreased $8.1 million to $32.3 million in 2014 primarily driven by a $4.2 million loss on the extinguishment of debt associated with the collapse of two HELOC securitization trusts recognized in 2014 and a $2.6 million decrease in deferred compensation income, which is driven by changes in the market value of the underlying investments.

Other income was $40.3 million in 2013, down from $46.9 million in 2012. Significant drivers of the decrease relate to $3.4 million gains on the sales of bank properties, a $2.3 million gain related to the resolution of a legal matter, and $1.0 million of interest associated with a tax refund which were all recognized in 2012.

NONINTEREST EXPENSE

Total noninterest expense decreased 27 percent or $317.4 million to $841.2 million in 2014, primarily driven by declines in expenses associated with the repurchase and foreclosure provision, litigation expenses, and personnel expenses. Total noninterest expense decreased 16 percent or $225.1 million to $1.2 billion in 2013 from $1.4 billion in 2012, primarily driven by decreases in repurchase and foreclosure provision expense and personnel expenses. Table 6 provides noninterest expense detail by category for the last three years with growth rates.

Table 6  –  Noninterest Expense

(Dollars in thousands)	2014	2013	2012	Compound Annual Growth Rates
				14/13	14/12

Noninterest expense:
Employee compensation, incentives and benefits	$478,159	$529,041	$640,857	(10)%	(14)%
Occupancy	54,018	50,565	49,027	7%	5%
Legal and professional fees	44,205	53,359	38,750	(17)%	7%
Computer software	42,931	40,327	40,018	6%	4%
Operations services	35,247	35,215	35,429	*	*
Equipment rentals, depreciation, and maintenance	29,964	31,738	31,246	(6)%	(2)%
Contract employment and outsourcing	19,420	35,920	41,198	(46)%	(31)%
Advertising and public relations	18,683	18,239	17,439	2%	4%
Communications and courier	16,074	17,958	18,318	(10)%	(6)%
FDIC premium expense	11,464	20,156	27,968	(43)%	(36)%
Amortization of intangible assets	4,170	3,912	3,910	7%	3%
Foreclosed real estate	2,503	4,299	11,041	(42)%	(52)%
Repurchase and foreclosure provision	(4,300)	170,000	299,256	NM	NM
All other expense:
Other insurance and taxes	12,900	12,598	10,734	2%	10%
Tax credit investments	10,767	12,103	18,655	(11)%	(24)%
Travel and entertainment	9,095	8,959	8,366	2%	4%
Customer relations	5,726	4,916	4,578	16%	12%
Employee training and dues	4,518	5,054	4,525	(11)%	*
Supplies	3,745	3,800	3,752	(1)%	*
Miscellaneous loan costs	2,690	4,209	4,126	(36)%	(19)%
Litigation and regulatory matters	(2,720)	63,654	33,313	NM	NM
Other	41,952	32,579	41,195	29%	1%

Total all other expense	88,673	147,872	129,244	(40)%	(17)%

Total noninterest expense	$841,211	$1,158,601	$1,383,701	(27)%	(22)%

NM - not meaningful

* Amount is less than one percent.

2014 compared to 2013

During 2014 FHN recorded a $4.3 million reversal of repurchase and foreclosure provision compared to expense of $170.0 million in 2013. The expense reversal in 2014 relates to the settlement of certain repurchase claims,

FIRST HORIZON NATIONAL CORPORATION

and the $170.0 million expense recorded in 2013 stems from the resolution of certain legacy representations and warranty mortgage loan repurchase obligations to government-sponsored entities.

Employee compensation, incentives, and benefits (personnel expense), which is generally the largest component of noninterest expense, declined $50.9 million to $478.2 million in 2014. The decline in personnel expense was largely driven by a decline in variable compensation associated with lower fixed income sales revenue within capital markets. Additionally, lower pension-related expenses, deferred compensation expense and several small favorable adjustments related to employee performance equity awards, employee benefit plans, and deferred compensation BOLI benefits in 2014 also contributed to the decline in personnel expense from 2013.

Contract employment expenses decreased 46 percent, or $16.5 million, to $19.4 million in 2014 due to lower mortgage sub-servicing costs associated with the sales of servicing, but partially offset by increases in contract employment associated with technology-related projects within the regional bank. Legal and professional fees and FDIC premium expense declined $9.2 million and $8.7 million, respectively, during 2014 relative to 2013. The decline in legal and professional fees was largely due to an $8.5 million legal fee expense reversal associated with the Sentinel legal matter. The decline in FDIC premium expense was due in part to $3.3 million of FDIC premium refunds received in 2014.

A portion of the decline in expenses previously mentioned was offset by increases in occupancy and computer software expenses. Occupancy expense increased $3.5 million to $54.0 million during 2014, which was largely the result of $4.7 million of lease abandonment expense related to efficiency initiatives. Computer software increased $2.6 million to $42.9 million during 2014 relative to the prior year driven by a focus on technology-related projects. The remaining expense categories remained relatively flat or declined slightly during 2014 relative to 2013 as FHN continues to focus on controlling expenses.

All other expenses were $88.7 million and $147.9 million in 2014 and 2013, respectively. The decrease in all other expenses was primarily due to a $66.4 million net decline in losses from litigation and regulatory matters as $113.6 million of expense reversals associated with agreements with insurance companies for the recovery of expenses FHN incurred related to litigation losses in previous periods more than offset a $47.2 million net increase in loss accruals related to legal matters. Other expenses include $5.9 million of negative valuation adjustments associated with the derivatives related to prior sales of Visa Class B shares compared to $1.9 million in 2013.

2013 compared to 2012

Personnel expense declined $111.8 million during 2013 to $529.0 million. The decrease in personal expenses relative to 2012 is largely driven by a $39.4 million reduction in pension costs resulting from the freeze of the pension plans on December 31, 2012, a decline in variable compensation associated with lower fixed income sales revenue in capital markets, and a decrease in severance-related costs associated with restructuring, repositioning, and efficiency initiatives. Additionally, headcount reductions relative to the prior year also contributed to lower personnel expenses.

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

FIRST HORIZON NATIONAL CORPORATION

All other expenses were $147.9 million and $129.2 million in 2013 and 2012, respectively. The increase in all other expense was primarily the result of a $30.3 million increase in litigation-related charges in 2013 relative to 2012, partially offset by a $6.6 million decrease due to a decline in expense from tax credit investments. Additionally, during 2012 FHN had favorable adjustments which affected trends for the comparative period including a $1.8 million favorable adjustment to franchise taxes and a $1.8 million gain related to clean-up calls for first lien securitizations. Other expenses in 2012 included $3.4 million in ancillary expenses associated with legacy mortgage wind-down activities and a $2.8 million charge related to the write-off of unrecoverable servicing advances.

INCOME TAXES

FHN recorded an income tax provision of $78.5 million in 2014, compared to an income tax benefit of $32.2 million in 2013. The effective tax rate for 2014 was approximately 25 percent. Due to the large increase in pre-tax income during 2014, the comparison of the tax rate from period to period will not provide meaningful information. The company’s effective tax rate is favorably affected by recurring items such as affordable housing credits, bank-owned life insurance and tax-exempt income. The company’s effective tax rate also may be affected by items that may occur in any given period but are not consistent from period to period, such as changes in the deferred tax asset valuation allowance and changes in unrecognized tax benefits.

A deferred tax asset (“DTA”) or deferred tax liability (“DTL”) is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2014, FHN’s gross DTA (net of a valuation allowance) and gross DTL were $370.4 million and $86.0 million, respectively, resulting in a net DTA of $284.4 million at December 31, 2014, compared with $275.7 million at December 31, 2013.

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

As of December 31, 2014, FHN had federal tax credit carryforwards which will expire in varying amounts between 2031 and 2034, state income tax net operating loss (“NOL”) carryforwards which will expire in varying amounts between 2016 and 2032, and federal capital loss carryforwards, which will expire in 2017. As of December 31, 2014 and 2013, FHN established a valuation allowance of $.1 million and $5.9 million, respectively, against its state NOL carryforwards and $44.4 million and $51.9 million, respectively, against its capital loss carryforwards. FHN’s DTA after valuation allowance was $370.4 million and $405.7 million as of December 31, 2014 and 2013, respectively. Based on current analysis, FHN believes that its ability to realize the remaining DTA is more likely than not. FHN monitors its DTA and the need for a valuation allowance on a quarterly basis. A significant adverse change in FHN’s taxable earnings outlook could result in the need for further valuation allowances. In the event FHN is able to determine that the deferred tax assets are realizable in the future in excess of their net recorded amount, FHN would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Changes in tax laws and rates could also affect recorded DTAs and DTLs in the future. Management is not aware of the enactment of any such changes that would have a material effect on the company’s results of operations, cash flows or financial position.

The total balance of unrecognized tax benefits on December 31, 2014, was $5.2 million compared with $6.6 million as of the end of 2013. On December 31, 2014 there were no tax positions included in the balance of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty

FIRST HORIZON NATIONAL CORPORATION

about the timing of such deductibility. To the extent such unrecognized tax benefits as of December 31, 2014 are subsequently recognized, $3.4 million of tax benefits would impact tax expense and FHN’s effective tax rate.

FHN’s policy under ASC 740 is to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. Interest accrued as of December 31, 2014 was $.9 million compared to $2.0 million in 2013. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2014 and 2013 was a benefit of $1.1 million and $2.5 million, respectively.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to federal or state and local tax examinations by tax authorities for years before 2010. During 2013 the IRS completed a limited issue focused examination (“LIFE”) for the years ending December 31, 2011 and 2010. All proposed adjustments with respect to the examination of those years have been settled. FHN is currently under audit in several states.

See also Note 16 – Income Taxes for additional information.

RESTRUCTURING, REPOSITIONING, AND EFFICIENCY INITIATIVES

FHN continues to refine its business mix in order to focus on higher-return core businesses and explore opportunities to reduce operating costs.

Generally, restructuring, repositioning, and efficiency charges related to exited businesses are included in the non-strategic segment while charges related to corporate-driven actions are included in the corporate segment. The net charge from restructuring, repositioning, and efficiency activities was $7.0 million in 2014 compared to $5.3 million in 2013 and $24.9 million in 2012. Significant charges recognized during 2014 primarily related to efficiency initiatives within corporate and bank services functions and include $4.7 million of lease abandonment expenses and $2.6 million of severance and other employee costs.

Significant restructuring amounts recognized during 2013 include $3.7 million of severance costs primarily related to efficiency initiatives within corporate and bank services functions and $2.2 million related to estimated costs for obligations associated with a definitive agreement to sell substantially all remaining legacy mortgage servicing.

A majority of the restructuring charges in 2012 related to severance associated with an employee separation program. Additionally, in 2012 FHN recognized a $2.6 million negative adjustment related to prior servicing sales.

Charges related to restructuring, repositioning, and efficiency initiatives for the years ended December 31, 2014, 2013, and 2012 are presented in the following table based on the income statement line item affected. See Note 26 – Restructuring, Repositioning, and Efficiency for additional information.

Table 7  –  Restructuring, Repositioning, and Efficiency Initiatives

(Dollars in thousands)	2014	2013	2012

Noninterest income:
Mortgage banking	$553	$(2,192)	$(2,635)
Gain on divestiture	-	111	200

Total noninterest income/(loss)	553	(2,081)	(2,435)

Noninterest expense:
Employee compensation, incentives, and benefits	2,641	3,691	22,897
Occupancy	4,696	131	46
Legal and professional fees	-	-	15
All other expense	222	385	34

Total noninterest expense	7,559	4,207	22,992

Loss before income taxes	(7,006)	(6,288)	(25,427)
Income/(loss) from discontinued operations	-	985	569

Net impact resulting from restructuring, repositioning, and efficiency initiatives	$(7,006)	$(5,303)	$(24,858)

FIRST HORIZON NATIONAL CORPORATION

STATEMENT OF CONDITION REVIEW

Total period-end assets were $25.7 billion on December 31, 2014, compared to $23.8 billion on December 31, 2013. Average assets decreased to $24.0 billion in 2014 from $24.4 billion in 2013. The decrease in average assets is primarily attributable to declines in non-earning assets, loan balances, and trading securities, partially offset by increases in AFS securities and interest-bearing cash. The increase in period-end assets was driven by increases in interest-bearing cash, loan balances, trading securities, and securities purchased under agreements to resell, somewhat offset by a decline in non-earning assets and loans HFS.

EARNING ASSETS

Earning assets consist of loans, loans HFS, investment securities, and other earning assets such as trading securities and interest-bearing cash. Average earning assets were $21.8 billion in 2014, a $53.2 million increase from a year earlier. A more detailed discussion of the major line items follows.

Loans

Period-end loans increased to $16.2 billion as of December 31, 2014 from $15.4 billion on December 31, 2013. Average loans for 2014 were $15.5 billion compared to $15.7 billion for 2013. The increase in period-end loan balances was due to loan growth within the regional bank which more than offset balance declines within FHN’s run-off portfolios within the non-strategic segment. Loan growth was largely within the regional bank’s commercial portfolios while the decline in balances within non-strategic were largely within the consumer real estate and permanent mortgage portfolios. The decline in average loan balances in 2014 relative to the prior year was driven by run-off of the non-strategic portfolios which outpaced average loan growth within the Regional Bank.

Table 8  –  Average Loans

(Dollars in thousands)	2014	Percent of Total	2014 Growth Rate	2013	Percent of Total	2013 Growth Rate	2012	Percent of Total	2012 Growth Rate

Commercial:
Commercial, financial, and industrial	$8,156,750	52%	2%	$7,972,875	51%	*	$7,994,102	49%	12%
Commercial real estate	1,223,487	8	5	1,170,618	7	(10)%	1,307,001	8	(15)

Total commercial	9,380,237	60	3	9,143,493	58	(2)	9,301,103	57	7

Retail:
Consumer real estate (a)	5,198,304	34	(6)	5,526,386	35	(5)	5,829,089	36	(4)
Permanent mortgage (b)	594,450	4	(20)	742,793	5	(7)	795,014	5	(22)
Credit card and other	347,981	2	11	313,702	2	12	280,197	2	(5)

Total retail	6,140,735	40	(7)	6,582,881	42	(5)	6,904,300	43	(6)

Total loans, net of unearned	$15,520,972	100%	(1)%	$15,726,374	100%	(3)%	$16,205,403	100%	1%

(a)	2014, 2013, and 2012 include $140.7 million, $369.3 million, and $473.5 million of restricted and secured real estate loans, respectively.

(b)	2014, 2013, and 2012 include $.4 million, $12.4 million, and $22.6 million of restricted and secured real estate loans, respectively.

C&I loans are the largest component of the commercial portfolio comprising 87 percent of average commercial loans in both 2014 and 2013. C&I loans increased 2 percent, or $183.9 million, from 2013 due to net loan growth within the regional bank’s general commercial portfolio and also an increase in asset-based lending. This loan growth was partially offset by declines in the average balance of loans to mortgage companies and C&I loans within the non-strategic segment which was driven by sales and payoffs of nonaccruing trust preferred loans since 2013. Commercial real estate loans increased 5 percent or $52.9 million to $1.2 billion in 2014 because of growth in expansion markets and opportunities with new and existing customers within the regional bank which outpaced the continued wind-down of the non-strategic components.

Average retail loans declined 7 percent, or $442.1 million, from a year ago, to $6.1 billion in 2014. The consumer real estate portfolio (home equity lines and installment loans) declined $328.1 million, to $5.2 billion as the continued wind-down of portfolios within the non-strategic segment outpaced a $101.5 million increase in real estate installment loans from new originations within the regional bank. The permanent mortgage portfolio declined $148.3 million to $594.5 million in 2014 largely driven by runoff of the legacy assets. Credit Card and Other increased $34.3 million to $348.0 million in 2014 due to strategic focus on growing the credit card and other consumer portfolios.

FIRST HORIZON NATIONAL CORPORATION

Table 9  –  Contractual Maturities of Commercial Loans on December 31, 2014

(Period-end) (Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total

Commercial, financial, and industrial	$3,387,086	$4,160,379	$1,459,821	$9,007,286
Commercial real estate	370,009	825,801	81,907	1,277,717

Total commercial loans	$3,757,095	$4,986,180	$1,541,728	$10,285,003

For maturities over one year:
Interest rates - floating		$3,816,212	$850,612	$4,666,824
Interest rates - fixed		1,169,968	691,116	1,861,084

Total maturities over one year		$4,986,180	$1,541,728	$6,527,908

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN’s loan portfolio consists of consumer real estate loans – a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15, 10/10, or 10/20 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period (“the draw period”), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest period and a 10/20 loan has a 10 year draw period followed by a 20-year principal-and-interest period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years and the contractual maturity for 10/20 home equity lines is 30 years. Numerous factors can contribute to the actual life of a home equity line or installment loan as the prepayment rates for these portfolios typically do not trend consistent with contractual maturities. In normalized market conditions, the average life of home equity line and installment loan portfolios is significantly less than the contractual period as indicated by historical trends. More recent indicators suggest that the average life of these portfolios could be longer when compared to that observed in normalized market conditions. This could be attributed to the limited availability of new credit in the marketplace, historically weak performance of the housing market, and a historically low interest rate environment. However, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.

Investment Securities

FHN’s investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities (“MBS”) and government agency issued collateralized mortgage obligations (“CMO”), substantially all of which are classified as available-for-sale (“AFS”). FHN utilizes the securities portfolio as a source of income, liquidity and collateral for repurchase agreements, for public funds, and as a tool for managing risk of interest rate movements. Table 10 shows information pertaining to the composition, yields, and contractual maturities of the investment securities portfolio. Investment securities increased 5 percent from $3.4 billion on December 31, 2013 to $3.6 billion on December 31, 2014. Average investment securities were $3.6 billion in 2014 and $3.2 billion in 2013, representing 16 percent of earning assets in 2014 compared to 15 percent in 2013. The amount of securities purchased for the investment portfolio is largely driven by the desire to protect the value of non-rate sensitive liabilities and equity and maximize yield on FHN’s excess liquidity without negatively affecting future yields while operating in this historically low interest rate environment.

Government agency issued MBS and CMO, and other agencies averaged $3.3 billion and $2.9 billion in 2014 and 2013, respectively. U.S. treasury securities and municipal bonds averaged $44.7 million in 2014 compared to $56.8 million in 2013. Investments in equity securities averaged $191.9 million in 2014 compared with $222.4 million in 2013. A majority of these balances include restricted investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) which averaged over $160 million and $190 million in 2014 and 2013, respectively. On December 31, 2014, AFS investment securities had $30.1 million of net unrealized gains that resulted in an increase in shareholders’ equity of $18.6 million, net of $11.6 million of deferred income tax benefits. See Note 3 – Investment Securities for additional detail.

FIRST HORIZON NATIONAL CORPORATION

Table 10  –  Contractual Maturities of Investment Securities on December 31, 2014 (Amortized Cost)

(Period-end) (Dollars in thousands)	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

Securities available-for-sale:
Government agency issued MBS and CMO (a)	$-	-%	$3	7.14%	$4,606	5.04%	$3,327,629	2.49%
U.S. treasuries	-	-	100	0.98	-	-	-	-
Other U.S. government agencies	1,755	5.51	-	-	-	-	-	-
State and municipalities (b)	-	-	1,500	-	-	-	8,705	0.12
Other (c)	-	-	-	-	-	-	182,184	4.07

Total securities available-for-sale	$1,755	5.51%	$1,603	0.07%	$4,606	5.04%	$3,518,518	2.57%

Securities held-to-maturity:
State and municipalities	$-	-%	$-	-%	$-	-%	$4,292	6.71%

Total securities held-to-maturity	$-	-%	$-	-%	$-	-%	$4,292	6.71%

(a)	Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early pay downs, have an estimated average life of 4.0 years.

(b)	Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.

(c)	The amount classified as maturing after 10 years represents equity securities with no stated maturity.

Loans Held-for-Sale

Loans HFS consists of the mortgage warehouse (primarily repurchased government-guaranteed loans), student, small business, and home equity loans. The average balance of loans HFS decreased $85.9 million from 2013 and averaged $296.1 million in 2014. On December 31, 2014 and 2013, loans HFS were $141.3 million and $370.2 million, respectively. The lower balances of both average and period-end loans HFS reflect the third quarter 2014 sales of loans with approximately $315 million in unpaid principal balance.

Other Earning Assets

All other earning assets include trading securities, securities purchased under agreements to resell, federal funds sold (“FFS”), and interest-bearing deposits with the Federal Reserve Bank (“FRB”) and other financial institutions. All other earning assets decreased $27.7 million and averaged $2.5 billion in 2014 and 2013, as a $131.1 million decrease in trading securities was partially offset by a $106.5 million increase in interest-bearing cash. Period-end earning assets were $3.5 billion on December 31, 2014 up from $2.0 billion on December 31, 2013. The increase in period-end other earning assets was primarily due to an $891.7 million increase in interest-bearing cash, driven by an inflow of deposits and proceeds from the issuance of $400 million of senior notes in fourth quarter 2014. Additionally, a $392.7 million and $246.5 million increase in trading securities and securities purchased under agreements to resell (“asset repos”), respectively, also contributed to the increase in other earning assets year over year. Capital markets’ trading inventory fluctuates daily based on customer demand, while asset repos are used in capital markets fixed income trading activity and generally correlate with the level of capital markets trading liabilities (short-positions) as securities collateral from repo transactions is used to fulfill trades.

Non-earning assets

Non-earning assets averaged $2.2 billion in 2014, an 18 percent decline from $2.6 billion in 2013. Period-end balances were also $2.2 billion and $2.6 billion on December 31, 2014 and 2013, respectively. The decline in non-earning assets is primarily due to declines in servicing advances and MSR due to the sales of substantially all remaining legacy mortgage servicing in fourth quarter 2013 and first quarter 2014, as well as a decline in derivative assets.

FIRST HORIZON NATIONAL CORPORATION

Core Deposits

Core deposits were $17.6 billion on December 31, 2014, up 9 percent from $16.2 billion on December 31, 2013. The increase in period-end core deposits was primarily driven by the addition of approximately $440 million of deposits associated with the fourth quarter branch acquisition, an inflow of commercial customer deposits, and FHN’s decision to increase Insured Network Deposits. Insured Network Deposits are an FDIC-insured deposit sweep program where financial institutions can receive unsecured deposits for the long-term (several years) and in larger-dollar increments. Average core deposits increased $127.0 million to $15.9 billion in 2014 from $15.8 billion in 2013.

Short-Term Funds

Average short-term funds (certificates of deposit greater than $100,000, federal funds purchased (“FFP”), securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings) decreased 2 percent, or $66.0 million, to $3.2 billion in 2014. The decrease was driven by declines in FFP, jumbo certificates of deposits, securities sold under agreements to repurchase, and trading liabilities, partially offset by higher levels of borrowings from the Federal Home Loan Bank (“FHLB”). Average FFP, which currently is composed primarily of funds from correspondent banks, was $1.1 billion in 2014 compared to $1.3 billion in 2013. FFP fluctuates depending on the amount of excess funding of FHN’s correspondent bank customers while capital markets’ trading liabilities fluctuate based on expectations of customer demand. The increased level of FHLB borrowings was primarily because of deposit fluctuations combined with loan growth. On average, short-term purchased funds accounted for 15 percent of FHN’s funding (core deposits plus short-term purchased funds and term borrowings) in 2014 compared to 16 percent in 2013. Period-end short-term funds increased $207.2 million from $2.6 billion on December 31, 2013 to $2.8 billion on December 31, 2014. The increase in period-end balances reflects higher balances of trading liabilities and securities sold under agreement to repurchase which more than offset lower jumbo CD’s and FHLB borrowings. See Note 10–Short-Term Borrowings for additional information.

Term Borrowings

Term borrowings include senior and subordinated borrowings and advances with original maturities greater than one year. Term borrowings averaged $1.6 billion in 2014, compared to $1.9 billion in 2013. The decrease in average term borrowings primarily relates to a decline in restricted/secured borrowings due to the collapse/deconsolidation of three previously consolidated on-balance sheet consumer loan securitizations in first quarter 2014 and $350.0 million of subordinated notes that matured during the second quarter of 2013. On December 31, 2014, term borrowings were $1.9 billion compared to $1.7 billion on December 31, 2013. The increase in period-end balances is due to the issuance of $400 million of senior notes in fourth quarter 2014. See Note 11–Term Borrowings for additional information.

Other Liabilities

Average other liabilities declined $192.6 million from 2013 to $686.2 million in 2014. The largest declines were within the net pension funding status driven by changes resulting from the annual measurement between 2012 and 2013, the repurchase and foreclosure reserve due to losses charged against the liability since 2013, derivative liabilities, and capital markets’ payables. These decreases were partially offset by an increase in other accrued liabilities–mainly because of litigation accruals. Period-end other liabilities increased $2.7 million to $782.1 million on December 31, 2014 from a year earlier. The declines described above that affected the average balances also affected period-end balances with the exception of the net pension funding status, which increased $111.4 million primarily driven by a change in the discount rate between 2013 and 2014 and other accrued liabilities which were relatively flat between period end 2014 and 2013.

CAPITAL

Management’s objectives are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. Average equity was $2.6 billion in 2014 compared to $2.5 billion in 2013. The increase in average equity between periods was primarily due to the impact of net income on retained earnings and a favorable decline in the effects of pensions within other comprehensive income, partially offset by a decrease in capital surplus and common stock because of shares that were purchased under the 2014 share repurchase program mentioned below. Period-end equity was $2.6 billion in 2014 compared to $2.5 billion in 2013.The increase in period-end equity was primarily driven by the impact of net income on retained earnings and an increase in unrealized gains associated with the

FIRST HORIZON NATIONAL CORPORATION

AFS securities portfolio within accumulated other comprehensive income, somewhat offset by an increase in the effects of net pension funding status within other comprehensive income largely due to a decline in the discount rate, as well as share repurchases.

In fourth quarter 2011, FHN launched a share repurchase program which enabled FHN to repurchase its common stock in the open market or in privately negotiated transactions, subject to certain conditions. As of December 31, 2013, this program had authorized total purchases of up to $300 million and FHN had repurchased $262.7 million of common shares under this program. In January 2014, FHN’s board of directors terminated this share repurchase program and approved a new share repurchase program which enables FHN to repurchase its common stock in the open market or in privately negotiated transactions, again subject to certain conditions. The current program authorizes total purchases of up to $100 million and expires on January 31, 2016. During 2014, FHN repurchased $38.5 million of common shares under this program.

The following tables provide a reconciliation of Shareholders’ equity from the Consolidated Statements of Condition to Tier 1 and Total Regulatory Capital as well as certain selected capital ratios:

Table 11  –  Regulatory Capital and Ratios

(Dollars in thousands)	2014	2013

Shareholders’ equity	$2,295,537	$2,205,320
Regulatory adjustments:
Goodwill and other intangibles	(141,831)	(133,013)
Net unrealized (gains)/losses on AFS securities	(18,651)	11,228
Minimum pension liability	206,827	138,768
Noncontrolling interest – FTBNA preferred stock	294,816	294,816
Trust preferred	200,000	200,000
Disallowed servicing assets	(225)	(4,638)
Disallowed deferred tax assets	(22,862)	(93,399)
Other	(108)	(106)

Tier 1 capital	$2,813,503	$2,618,976
Tier 2 capital	334,833	444,655

Total regulatory capital	$3,148,336	$3,063,631

	2014		2013
	Ratio	Amount	Ratio	Amount

Tier 1
First Horizon National Corporation	14.46%	$2,813,503	13.87%	$2,618,976
First Tennessee Bank National Association (a)	16.12	3,107,407	15.99	2,991,866
Total
First Horizon National Corporation	16.18	3,148,336	16.23	3,063,631
First Tennessee Bank National Association (a)	17.86	3,441,315	18.36	3,434,410
Tier 1 Common (b)
First Horizon National Corporation	11.43	2,223,063	10.75	2,028,536
Other Capital Ratios
Total period-end equity to period-end assets	10.09		10.51
FHN’s Tier 1 Leverage	11.43		11.04
Adjusted tangible common equity to risk weighted assets (b)	10.31		10.37
Tangible common equity to tangible assets (b)	7.94		8.24

(a)	Excluding financial subsidiaries, FTBNA’s Tier 1 and Total Capital ratios were 15.77 percent and 16.59 percent, respectively, at December 31, 2014.

(b)	Refer to the Non-GAAP to GAAP Reconciliation – Table 31.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution’s capital

FIRST HORIZON NATIONAL CORPORATION

ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution’s capital position into one of five categories ranging from well-capitalized to critically under-capitalized. In 2014, for an institution the size of FHN to qualify as well-capitalized, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6 percent, 10 percent, and 5 percent, respectively. As of December 31, 2014, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions. Tier 1, Tier 1 Common, and Tier 1 Leverage capital ratios increased in 2014 relative to 2013 primarily due to the impact of net income less dividends on retained earnings and a favorable decline in the regulatory adjustment for disallowed DTAs. Total Capital ratios for both FHN and FTBNA were negatively impacted by a reduction in the amount of Tier 2 qualifying subordinated debt as that debt approaches maturity. Through 2015, capital ratios are expected to remain significantly above well-capitalized standards. Refer to the discussion of rules that will impact capital ratios for the industry in the Market Uncertainties and Prospective Trends section of MD&A.

Pursuant to board authority, FHN may repurchase shares of its common stock from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory restrictions. FHN’s board has not authorized a preferred stock purchase program. The following tables provide information related to securities repurchased by FHN during fourth quarter 2014:

Table 12  –  Issuer Purchases of Common Stock

Compensation Plan-Related Repurchase Authority:

(Volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs

2014
October 1 to October 31	16	$11.61	16	31,337
Noverber 1 to November 30	1	$12.75	1	31,336
December 1 to December 31	-	N/A	-	31,336

Total	17	$11.67	17

N/A – Not applicable
Compensation Plan Programs:

•

A consolidated compensation plan share purchase program was announced on August 6, 2004. This action consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program, inclusive of a program amendment on April 24, 2006, is 29.6 million shares calculated before adjusting for stock dividends distributed through January 1, 2011. The authorization has been reduced for that portion which relates to compensation plans for which no options remain outstanding. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. On December 31, 2014, the maximum number of shares that may be purchased under the program was 31.3 million shares. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. Management currently does not anticipate purchasing a material number of shares under this authority during 2015.

Other Repurchase Authority:

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share (a)	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value that may yet be purchased under the programs

2014
October 1 to October 31	-	N/A	-	$75,974
November 1 to November 30	559	$12.85	559	$68,800
December 1 to December 31	561	13.00	561	$61,501

Total	1,120	$12.92	1,120

N/A – Not applicable

(a)	Represents total costs including commissions paid.

Other Programs:

•	On January 22, 2014, FHN announced a $100 million share purchase authority that expires on January 31, 2016. As of December 31, 2014, $38.5 million in purchases had been made under this authority at an average price per share of $12.35, $12.33 excluding commissions. Purchases may be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions.

FIRST HORIZON NATIONAL CORPORATION

ASSET QUALITY  –  TREND ANALYSIS OF 2014 COMPARED TO 2013

Loan Portfolio Composition

FHN groups its loans into portfolio segments based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may determine the ALLL at a more granular level. Commercial loans are composed of commercial, financial, and industrial (“C&I”) and commercial real estate (“CRE”). Retail loans are composed of consumer real estate; permanent mortgage; and credit card and other. FHN has a concentration of residential real estate loans (34 percent of total loans), the majority of which is in the consumer real estate portfolio (31 percent of total loans). Industry concentrations are discussed under the heading C&I below. Key asset quality metrics for each of these portfolios can be found in Table 15 – Asset Quality by Portfolio.

As economic and real estate conditions develop, enhancements to underwriting and credit policies and guidelines may be necessary or desirable. In 2014, FHN adopted credit underwriting guidelines to enable a limited amount of energy lending within the C&I portfolio and non-recourse lending within the CRE portfolio. Other than described above, there were no other material changes to FHN’s credit underwriting guidelines or significant changes or additions to FHN’s product offerings in 2014. Loan policies and guidelines for all portfolios are approved by management risk committees that consist of business line managers and credit administration professionals. The committees strive to ensure that the resulting guidelines address the associated risks and establish reasonable underwriting criteria that appropriately mitigate risk. Policies and guidelines are reviewed, revised and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review.

On June 7, 2013, FHN acquired substantially all of the assets and liabilities of MNB from the FDIC. The acquisition included approximately $249 million of loans. These loans were initially recorded at fair value which incorporates expected credit losses in accordance with Accounting Standards Codification Topic related to Business Combinations (“ASC 805”) resulting in no carryover of allowance for loan loss from the acquiree. See Note 4 – Loans for additional information regarding the acquisition.

At acquisition, FHN designated certain loans as purchased credit-impaired (“PCI”) loans. PCI loans are loans that have experienced deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured. FHN considered several factors when determining whether a loan met the definition of a PCI loan at the time of acquisition including accrual status, loan grade, delinquency trends, prior charge-offs, as well as both originated versus refreshed credit scores and ratios when available. On December 31, 2014, the unpaid principal balance and the carrying value of PCI loans were $49.9 million and $38.2 million, respectively. These loans were initially recorded at fair value which was estimated by discounting expected cash flows at acquisition date. The expected cash flows include all contractually expected amounts and incorporate an estimate for future expected credit losses, pre-payment assumptions, and yield requirement for a market participant, among other things. To the extent possible, certain PCI loans were aggregated with composite interest rate and cash flows expected to be collected for the pool. Aggregation into loan pools is based on common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics. Generally, FHN pooled loans with smaller balances and common internal loan grades and portfolio types. Subsequent to the initial accounting at acquisition, each PCI pool is accounted for as a single unit.

PCI loans are not reported as nonperforming/nonaccrual loans due to the accretion of interest income. Additionally, PCI loans that have been pooled and subsequently modified are not reported as troubled debt restructurings since each pool is the unit of measurement. A majority of the PCI portfolio is included in the commercial real estate portfolio segment.

The following is a description of each portfolio:

FIRST HORIZON NATIONAL CORPORATION

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

FHN’s commercial lending process incorporates the RM and PM for most commercial credits. The PM is responsible for assessing the credit quality of the borrower beginning with the initial underwriting and continuing through the servicing period while the RM is primarily responsible for communications with the customer and maintaining the relationship. Other specialists and the assigned RM/PM are organized into units called deal teams. Deal teams are constructed with specific job attributes that facilitate FHN’s ability to identify, mitigate, document, and manage ongoing risk. PMs and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers and the construction loan management unit specialize in loan documentation and the management of the construction lending process. FHN strives to identify problem assets early through comprehensive policies and guidelines, targeted portfolio reviews, and an emphasis on frequent grading. For smaller commercial credits, generally $3 million or less, FHN utilizes a centralized underwriting unit in order to more efficiently and consistently originate and grade small business loans.

FHN may utilize availability of guarantors/sponsors to support commercial lending decisions during the credit underwriting process and when determining the assignment of internal loan grades. Where guarantor contributions are determined to be a source of repayment, an assessment of the guarantee is made. This guarantee assessment would include but not be limited to factors such as type of the guarantee, consideration for the guarantee, key provisions of the guarantee agreement, and ability of the guarantor to be a viable secondary source of repayment. Reliance on the guarantee as a viable secondary source of repayment is a function of an analysis proving capability to pay, factoring in, among other things, liquidity and direct/indirect cash flows. Therefore, a proper evaluation of each guarantor is critical. FHN also considers the volume and amount of guarantees provided for all global indebtedness and the likelihood of realization. Guarantor financial information is periodically updated throughout the life of the loan. FHN presumes a guarantor’s willingness to perform until there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guarantee. In FHN’s risk grading approach, it is deemed that financial support becomes necessary generally at a point when the loan would otherwise be graded substandard, reflecting a well-defined weakness. At that point, provided willingness and capacity to support are appropriately demonstrated, a strong, legally enforceable guarantee can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge-off that might otherwise be deemed appropriate. FHN establishes guarantor willingness to support the credit through documented evidence of previous and ongoing support of the credit. Previous performance under a guarantor’s obligation to pay is not considered if the performance was involuntary.

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

FIRST HORIZON NATIONAL CORPORATION

Pricing of C&I loans is based upon the determined credit risk specific to the individual borrower. These loans typically have variable rates tied to the London Inter-Bank Offered Rate (“LIBOR”) or the prime rate of interest plus or minus the appropriate margin.

The C&I portfolio was $9.0 billion on December 31, 2014, and is comprised of loans used for general business purposes and primarily composed of relationship customers in Tennessee and other selected markets that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit.

The following table provides the composition of the C&I portfolio by industry as of December 31, 2014 and 2013. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (“NAICS”) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

Table 13  –  C&I Loan Portfolio by Industry

(Dollars in thousands)	December 31, 2014		December 31, 2013
	Amount	Percent	Amount	Percent

Industry:
Finance & insurance	$1,977,441	22%	$1,748,746	22%
Loans to mortgage companies	1,163,018	13	790,609	10
Healthcare	773,622	9	789,088	10
Wholesale trade	733,262	8	637,371	8
Manufacturing	701,538	8	684,591	9
Public Administration	560,274	6	364,827	5
Real estate rental & leasing (a)	556,096	6	514,187	6
Retail trade	508,418	6	492,728	6
Other (transportation, education, arts, entertainment, etc) (b)	2,033,617	22	1,901,429	24

Total C&I loan portfolio	$9,007,286	100%	$7,923,576	100%

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Leasing, rental of real estate, equipment, and goods.

(b)	Industries in this category each comprise less than 5 percent for 2014 and 2013.

As of December 31, 2014, finance and insurance, the largest component, represents 22 percent of the C&I portfolio. The balances of loans to mortgage companies were 13 percent of the C&I portfolio and include volumes related to both home purchase and refinance activity. This portfolio class, which generally fluctuates with mortgage rates, includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Generally, lending to mortgage lenders increases when there is a decline in mortgage rates and decreases when rates rise. Significant loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. 35 percent of FHN’s C&I portfolio (Finance and Insurance plus Loans to Mortgage Companies) could be affected by items that uniquely impact the financial services industry. Except as discussed under “Finance and Insurance” or above, on December 31, 2014, FHN did not have any other concentrations of C&I loans in any single industry of 10 percent or more of total loans.

Finance and Insurance

The finance and insurance component of the C&I portfolio, which includes bank-related loans and TRUPs (i.e., long term unsecured loans to bank and insurance-related businesses), has been stressed over the last few years but has seen the stronger borrowers stabilize as there have been upgrades and payoffs within the TRUPs and bank stock portfolio. Finance and Insurance also includes approximately $923 million of asset-based lending to consumer financing companies which have accounted for the growth in the finance and insurance component in 2014.

FIRST HORIZON NATIONAL CORPORATION

TRUPs lending was originally extended as a form of “bridge” financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking (generally less than $15 billion in total assets) and insurance institutions through FHN’s capital markets business. Origination of TRUPs lending ceased in early 2008. Individual TRUPs are re-graded at least quarterly as part of FHN’s commercial loan review process. Typically, the terms of these loans include a prepayment option after a 5 year initial term (with possible triggers of early activation), have a scheduled 30 year balloon payoff, and include an option to defer interest for up to 20 consecutive quarters. As of December 31, 2014, two TRUPs relationships (one bank and one insurance) were on interest deferral, down from five at year-end 2013, with the decrease due to both sales and payoffs.

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

As of December 31, 2014, the UPB of trust preferred loans totaled $364.9 million ($208.6 million of bank TRUPs and $156.3 million of insurance TRUPs) with the UPB of other bank-related loans totaling $75.0 million. Inclusive of a remaining lower of cost or market (“LOCOM”) valuation allowance on TRUPs of $26.2 million, total reserves (ALLL plus the LOCOM) for TRUPs and other bank-related loans were $30.9 million or 7 percent of outstanding UPB.

C&I Asset Quality Trends

During 2014, performance of the C&I portfolio continued to improve although at a slower pace than in 2013, with continued positive shifts in the risk rating assignments and lower loss rates. Due to aggregate portfolio improvement, the ALLL declined $19.4 million to $67.0 million as of December 31, 2014, and the allowance as a percentage of period-end loans declined to .74 percent in 2014 from 1.09 percent in 2013. The decline was related to a lower ALLL because of aggregate improvement from a year ago within the regional bank and reduction of TRUPs loans within the non-strategic segment that were on interest deferral from a year ago. Net charge-offs in the C&I portfolio remained at historically low levels in both 2014 and 2013, with net charge-offs remaining relatively flat at $10.8 million for 2014 as compared to $10.4 million for 2013. Net charge-offs as a percentage of average loans remained at .13 percent for both 2014 and 2013. Nonperforming C&I loans decreased $47.2 million to $32.6 million as of December 31, 2014. Regional bank nonperforming C&I loans decreased $23.1 million or 53 percent in 2014 while non-strategic nonperforming C&I loans decreased $24.1 million or 67 percent in 2014 because of the resolution of four TRUPs loans in 2014 that were on interest deferral on December 31, 2013. Nonperforming loans as a percentage of period-end loans decreased to .36 percent in 2014 as compared to 1.01 percent in 2013. Accruing loans thirty or more days past due as a percentage of period-end loans improved to .05 percent in 2014 from .13 percent in 2013.

Commercial Real Estate

The CRE portfolio was $1.3 billion on December 31, 2014. The CRE portfolio includes both financings for commercial construction and nonconstruction loans. This portfolio is segregated between the income producing commercial real estate (“CRE”) class which contains loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate, and the residential CRE class. Subcategories of income CRE consist of multi-family (30 percent), retail (24 percent), office (15 percent), industrial (12 percent), hospitality (8 percent), land/land development (4 percent), and other (7 percent). Nearly all of the income CRE class was originated through and continues to be managed by the regional bank. The income CRE portfolio continued showing improvement as property stabilization and strong sponsors have consistently affected positive performance. FHN does not capitalize interest or fund interest on distressed properties.

The residential CRE class includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes. Active residential CRE lending within the regional banking footprint is minimal with nearly all new originations limited to tactical advances to facilitate workout strategies with existing clients and selected new transactions with “strategic” clients. FHN considers a “strategic”

FIRST HORIZON NATIONAL CORPORATION

residential CRE borrower as a homebuilder within the regional banking footprint who remained profitable during the down cycle.

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

CRE Asset Quality Trends

The CRE portfolio showed overall improvement in 2014 as market conditions continued to improve. Total CRE loans increased $144.4 million or 13 percent in 2014 while delinquencies decreased $8.4 million (83 percent) to $1.7 million as of December 31, 2014. Delinquencies as a percentage of period-end loans improved seventy-six basis points to .14 percent at December 31, 2014 from .90 percent at December 31, 2013. Nonperforming loans within the CRE portfolio improved to 1.20 percent in 2014 from 1.60 percent in 2013. In both 2014 and 2013, FHN recognized net recoveries as charge-offs were at historical lows. As of December 31, 2014 the allowance for the CRE portfolio included $3.1 million of reserves specifically allocated for PCI loans.

RETAIL LOAN PORTFOLIOS

Consumer Real Estate

The consumer real estate portfolio was $5.0 billion on December 31, 2014, and is primarily composed of home equity lines and installment loans including restricted balances (loans consolidated per amendments to ASC 810). The largest geographical concentrations of balances as of December 31, 2014, are in Tennessee (59 percent) and California (9 percent) with no other state representing greater than 3 percent of the portfolio. At December 31, 2014, approximately 56 percent of the consumer real estate portfolio was in a first lien position. At origination, the weighted average FICO score of this portfolio was 743 and refreshed FICO scores averaged 736 as of December 31, 2014. Generally, performance of this portfolio is affected by life events that affect borrowers’ finances, the level of unemployment and home prices.

HELOCs comprise $2.5 billion of the consumer real estate portfolio. FHN’s HELOCs typically have a 5 or 10 year draw period followed by a 15 or 10 year repayment period, respectively. During the draw period, a borrower is able to draw on the line and is only required to make interest payments. The line is automatically frozen if a borrower becomes 45 days or more past due on payments. Once the draw period has concluded, the line is closed and the

FIRST HORIZON NATIONAL CORPORATION

borrower is required to make both principal and interest payments monthly until the loan matures. The principal payment is fully amortizing, but payment amounts will adjust when variable rates reset to reflect changes in the prime rate.

As of December 31, 2014, approximately 74 percent of FHN’s HELOCs are in the draw period. Based on when draw periods are scheduled to end, it is expected that $1.3 billion, or 69 percent of HELOCs currently in the draw period will have entered the repayment period during the next 60 months. Delinquencies and charge-off rates for HELOCs that have entered the repayment period are initially higher than HELOCs still in the draw period because of the increased minimum payment requirement; however, after some seasoning, performance of these loans begins to stabilize. The home equity lines of the consumer real estate portfolio are being monitored closely for those nearing the end of the draw period and borrowers are being contacted proactively early in the process. The following table shows the HELOCs currently in the draw period and expected timing of conversion to the repayment period.

Table 14  –  HELOC Draw To Repayment Schedule

(Dollars in thousands)	December 31, 2014		December 31, 2013
	Repayment Amount	Percent	Repayment Amount	Percent

Months remaining in draw period:
0-12	$386,598	21%	$258,889	12%
13-24	275,842	15	422,729	20
25-36	310,206	17	303,030	14
37-48	179,020	10	346,977	16
49-60	100,428	6	200,680	9
>60	574,665	31	632,486	29

Total	$1,826,759	100%	$2,164,791	100%

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

HELOC interest rates are variable but only adjust in connection with movements in the index rate to which the line is tied. Such loans can have elevated risks of default–particularly in a rising interest rate environment potentially stressing borrower capacity to repay the loan at the higher interest rate. FHN’s current underwriting practice requires HELOC borrowers to qualify based on a fully indexed, fully amortized payment methodology. If the first mortgage loan is a non-traditional mortgage, the DTI calculation is based on a fully amortizing first mortgage payment. Prior to 2008, FHN’s underwriting guidelines required borrowers to qualify at an interest rate that was 200 basis points above the note rate. This mitigated risk to FHN in the event of a sharp rise in interest rates over a relatively short time horizon.

FIRST HORIZON NATIONAL CORPORATION

HELOC Portfolio Risk Management

FHN performs continuous HELOC account review processes in order to identify higher-risk home equity lines and initiate preventative and corrective actions. The reviews consider a number of account activity patterns and characteristics such as the number of times delinquent within recent periods, changes in credit bureau score since origination, score degradation, performance of the first lien, and account utilization. In accordance with FHN’s interpretation of regulatory guidance, FHN may block future draws on accounts and/or lower account limits in order to mitigate risk of loss to FHN.

Consumer Real Estate Asset Quality Trends

Overall, performance of the consumer real estate portfolio was relatively stable in 2014 when compared with 2013. The ALLL decreased $13.8 million to $113.0 million in 2014 as a $14.5 million decrease in the allowance within the non-strategic segment was partially offset by increased reserves within the regional bank, reflecting loan growth. The allowance as a percentage of loans was 2.24 percent of loans as of December 31, 2014 compared to 2.38 percent as of December 31, 2013. The balance of nonperforming loans was $120.6 million and $117.6 million as of December 31, 2014 and 2013, respectively. A majority of the increase in nonperforming loans is attributable to the non-strategic segment. Loans delinquent 30 or more days and still accruing declined to 1.10 percent of the consumer real estate portfolio in 2014 from 1.13 percent in 2013 primarily due to runoff of the non-strategic segment and new originations within the bank to stronger borrowers, loss mitigation activities and improved overall performance. The net charge-offs ratio decreased 52 basis points to .43 percent of average loans in 2014. The decline in net charge-offs was related to improved borrower performance as well as stronger underlying collateral values and enhanced recovery efforts.

Permanent Mortgage

The permanent mortgage portfolio was $.5 billion on December 31, 2014. This portfolio is primarily composed of jumbo mortgages and one-time-close (“OTC”) completed construction loans that were originated through legacy businesses. Approximately 25 percent of loan balances are in California, but the remainder of the portfolio is somewhat geographically diverse. Natural run-off contributed to a majority of the net $123.3 million decrease in portfolio balances from 2013.

The ALLL decreased $3.4 million to $19.1 million as of December 31, 2014. TDR reserves comprise a significant majority of the ALLL for the permanent mortgage portfolio. Accruing delinquencies decreased by $8.1 million to $9.3 million. NPLs decreased by $4.1 million to $34.1 million in 2014 from 2013, although NPLs as a percentage of loans increased to 6.32 percent from 5.76 percent. Net charge-offs decreased $3.9 million to $3.6 million during 2014.

Credit Card and Other

The credit card and other portfolios were $.4 billion on December 31, 2014, and primarily include credit card receivables, other consumer-related credits, and automobile loans. The allowance increased to $14.7 million as of December 31, 2014 from $7.5 million in 2013 and was largely to address trends in delinquencies, net charge-offs, and certain asset quality ratios compared to a year ago. In 2014, FHN charged-off $11.8 million of credit card and other consumer loans compared with $8.7 million during 2013. Loans 30 days or more delinquent increased from 1.35 percent in 2013 to 1.42 percent in 2014.

FIRST HORIZON NATIONAL CORPORATION

The following table provides additional asset quality data by loan portfolio:

Table 15  –  Asset Quality by Portfolio

	December 31
	2014		2013		2012

Key Portfolio Details

C&I
Period-end loans ($ millions)	$9,007		$7,924		$8,797

30+ Delinq. % (a)	0.05%		0.13%		0.22%
NPL %	0.36		1.01		1.39
Charge-offs %	0.13		0.13		0.25

Allowance / loans %	0.74%		1.09%		1.09%
Allowance / charge-offs	6.19	x	8.27	x	4.87	x

Commercial Real Estate
Period-end loans ($ millions)	$1,278		$1,133		$1,168

30+ Delinq. % (a)	0.14%		0.90%		0.39%
NPL %	1.20		1.60		3.90
Charge-offs %	NM		NM		1.19

Allowance / loans %	1.45%		0.94%		1.71%
Allowance / charge-offs	NM		NM		1.29	x

Consumer Real Estate
Period-end loans ($ millions) (b)	$5,048		$5,333		$5,689

30+ Delinq. % (a)	1.10%		1.13%		1.36%
NPL % (c)	2.39		2.20		1.13
Charge-offs %	0.43		0.95		2.23

Allowance / loans %	2.24%		2.38%		2.27%
Allowance / charge-offs	5.01	x	2.43	x	0.99	x

Permanent Mortgage
Period-end loans ($ millions) (d)	$539		$662		$766

30+ Delinq. % (a)	1.72%		2.62%		2.28%
NPL %	6.32		5.76		4.27
Charge-offs %	0.60		1.00		1.33

Allowance / loans %	3.55%		3.40%		3.26%
Allowance / charge-offs	5.34	x	3.01	x	2.36	x

Credit Card and Other
Period-end loans ($ millions)	$358		$337		$289

30+ Delinq. % (a)	1.42%		1.35%		1.45%
NPL %	0.21		0.42		0.59
Charge-offs %	3.39		2.78		3.36

Allowance / loans %	4.11%		2.22%		2.39%
Allowance / charge-offs	1.25	x	0.86	x	0.73	x

Certain previously reported amounts have been reclassified to agree with current presentation.

NM - Not meaningful

Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

(b)	2014, 2013, and 2012, include $76.8 million, $333.8 million, and $402.4 million of restricted and secured real estate loans, respectively.

(c)

2013 NPL levels affected by the impact of placing second liens on nonaccrual based on third party data obtained on the performance status of non-FHN serviced first liens beginning in second quarter 2013. 2012 NPL levels affected by placing discharged bankruptcies and current second liens behind FHN-serviced first liens with performance issues on nonaccrual relative to 2011.

(d)	2013 and 2012, include $11.2 million, and $13.2 million of restricted and secured real estate loans, respectively.

FIRST HORIZON NATIONAL CORPORATION

Allowance for Loan Losses

Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The total allowance for loan losses decreased 8 percent to $232.4 million on December 31, 2014, from $253.8 million on December 31, 2013. The allowance attributable to individually impaired loans was $63.6 million compared to $77.3 million on December 31, 2014 and 2013, respectively. FHN also had $3.2 million of reserves associated with PCI loans as of December 31, 2014 compared to $0.8 million as of December 31, 2013. Continued aggregate improvement in borrowers’ financial conditions in 2014, improvement in economic conditions, run-off on the non-strategic portfolios, and proactive management of problem credits contributed to the decline in the ALLL from a year ago. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to 1.43 percent on December 31, 2014, from 1.65 percent on December 31, 2013.

The provision for loan losses is the charge to earnings necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. The provision for loan losses decreased 51 percent to $27.0 million in 2014 from $55.0 million in 2013. On a consolidated basis, credit quality continued to improve from a year ago due to overall improvement in the commercial portfolio and stabilization of consumer real estate portfolios although the smaller-balance credit card and other portfolio had higher delinquencies and net charge-offs in 2014.

FHN expects asset quality trends to be relatively stable in 2015. That expectation depends upon a continued economic recovery, among other things, which may or may not occur. The C&I portfolio is expected to continue to show stable trends but short-term variability (both positive and negative) is possible. The CRE portfolio should be relatively stable as FHN has observed property values stabilizing. The remaining non-strategic consumer real estate and permanent mortgage portfolios should continue to steadily wind down. Continued stabilization in performance of the consumer real estate portfolio assumes an ongoing economic recovery as consumer delinquency and loss rates are correlated with unemployment trends, and strength of the housing market.

Consolidated Net Charge-offs

Net charge-offs were $48.4 million in 2014 compared to $78.2 million in 2013. The ALLL was 4.81 times net charge-offs for 2014 compared with 3.25 times net charge-offs for 2013 and the net charge-offs to average loans ratio decreased from .50 percent in 2013 to .31 percent in 2014 due to a 38 percent decline in net charge-offs.

Commercial loan net charge-offs were $10.4 million in 2014 compared to $9.7 million in 2013 as commercial net charge-offs remain at historically low levels.

Consolidated net charge-offs in the retail portfolios declined $30.5 million in 2014. Net charge-offs of consumer real estate loans declined $29.7 million to $22.6 million in 2014, with all of the decline attributable to the non-strategic segment which more than offset a $2.0 million increase of net charge-offs within the regional bank. The decline was due in part to improvement in the portfolio, stabilizing collateral values, and enhanced recovery efforts. Permanent mortgage net charge-offs declined $3.9 million and credit card and other net charge-offs increased $3.1 million from a year ago.

FIRST HORIZON NATIONAL CORPORATION

The following table provides consolidated asset quality information for the years 2010 through 2014:

Table 16  –  Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	2014		2013		2012		2011		2010

Allowance for loan losses:
Beginning balance	$253,809		$276,963		$384,351		$664,799		$896,914
Adjustment due to amendments of ASC 810	-		-		-		-		24,578
Provision for loan losses	27,000		55,000		78,000		44,000		270,000
Charge-offs:
Commercial, financial, and industrial	20,492		22,936		30,887		76,728		97,272
Commercial real estate	3,741		3,502		19,977		41,147		127,323
Consumer real estate	45,391		73,642		147,918		164,922		233,269
Permanent mortgage	5,891		9,934		13,604		75,218		71,113
OTC	3,895		-		452		5,236		30,609
Credit card and other	11,036		11,404		12,172		14,017		16,955

Total charge-offs	90,446		121,418		225,010		377,268		576,541

Recoveries:
Commercial, financial, and industrial	9,666		12,487		11,151		16,562		11,630
Commercial real estate	4,150		4,275		4,475		11,047		13,030
Consumer real estate	22,824		21,360		17,770		16,019		16,300
Permanent mortgage	2,314		2,473		3,024		5,375		1,658
OTC	892		127		295		327		4,162
Credit card and other	2,239		2,542		2,907		3,490		3,068

Total recoveries	42,085		43,264		39,622		52,820		49,848

Net charge-offs	48,361		78,154		185,388		324,448		526,693

Ending balance	$232,448		$253,809		$276,963		$384,351		$664,799

Reserve for unfunded commitments	$4,770		$3,017		$4,145		$6,945		$14,253
Total of allowance for loan losses and reserve for unfunded commitments	237,218		256,826		281,108		391,296		679,052

Loans and commitments:
Total period end loans, net of unearned	$16,230,166		$15,389,074		$16,708,582		$16,397,127		$16,782,572
Insured retail residential and construction loans (a)	5,674		18,147		40,672		99,024		174,621

Loans excluding insured loans	$16,224,492		$15,370,927		$16,667,910		$16,298,103		$16,607,951

Remaining unfunded commitments	$7,309,136		$7,469,553		$7,993,218		$7,435,228		$7,903,537

Average loans, net of unearned	$15,520,972		$15,726,374		$16,205,403		$16,056,818		$17,131,798

Reserve Rates
Total commercial loans
Allowance/loans %	0.83%		1.07%		1.17%		1.98%		4.38%
Period End Loans % of Total	63		59		60		57		54
Consumer real estate
Allowance/loans %	2.24		2.38		2.27		2.80		3.04
Period End Loans % of Total	31		35		34		36		38
Permanent mortgage
Allowance/loans %	3.55		3.40		3.26		3.16		5.69
Period End Loans % of Total	3		4		4		5		6
OTC (Consumer Residential Construction Loans)
Allowance/loans %	*		*		*		9.24		22.80
Period End Loans % of Total	*		*		*		*		*
Credit card and other
Allowance/loans %	4.11		2.23		2.40		2.44		2.90
Period End Loans % of Total	2		2		2		2		2
Allowance and net charge-off ratios
Allowance to total loans	1.43		1.65		1.66		2.34		3.96
Allowance to total loans excluding insured loans	1.43		1.65		1.66		2.36		4.00
Net charge-offs to average loans	0.31		0.50		1.14		2.02		3.07
Allowance to net charge-offs	4.81	x	3.25	x	1.49	x	1.18	x	1.26	x

* Amount is less than one percent.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Whole-loans insurance has been obtained on certain retail residential and construction loans.

FIRST HORIZON NATIONAL CORPORATION

Nonperforming Assets

Nonperforming loans are loans placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive payments but there are atypical loan structures or other borrower-specific issues. Included in nonaccruals are loans in which FHN continues to receive payments, including residential real estate loans where the borrower has been discharged of personal obligation through bankruptcy and second liens, regardless of delinquency status, behind first liens that are 90 or more days past due or are TDRs. These, along with foreclosed real estate, excluding foreclosed real estate from government insured mortgages, represent nonperforming assets (“NPAs”).

Total nonperforming assets (including NPLs HFS) decreased to $241.5 million on December 31, 2014, from $361.9 million on December 31, 2013. Nonperforming assets (excluding NPLs HFS) decreased to $233.9 million on December 31, 2014, from $300.8 million on December 31, 2013. The nonperforming assets ratio (nonperforming assets excluding NPLs HFS to total period-end loans plus foreclosed real estate and other assets) decreased to 1.44 percent in 2014 from 1.95 percent in 2013 due to a 22 percent decline in portfolio nonperforming assets in 2014. Portfolio nonperforming loans declined $51.6 million to $203.4 million on December 31, 2014, largely driven by improvement in the C&I portfolio.

Nonperforming C&I loans decreased to $32.6 million in 2014 from $79.8 million in 2013. Resolutions of TRUPS loans contributed $33.3 million of the year-over-year decline. The remaining decline was in the regional bank due to resolutions on larger loans and regular payments on smaller loans. The inflow into NPLs has also slowed down considerably. Commercial real estate NPLs decreased $2.7 million to $15.4 million in 2014. Consumer nonperforming loans decreased to $155.5 million from $157.2 million in 2013, mainly due to the decline in the permanent mortgage portfolio. Nonperforming loans classified as HFS decreased $53.5 million to $7.6 million on December 31, 2014 primarily due to the sale of mortgage loans HFS in 2014. Loans in HFS are recorded at elected fair value or lower of cost or market and do not carry reserves.

The ratio of ALLL to NPLs in the loan portfolio increased to 1.14 times in 2014 compared to 1.00 times in 2013, driven by lower nonperforming loans. Certain nonperforming loans in both the commercial and consumer portfolios are deemed collateral-dependent and are charged down to an estimate of collateral value less costs to sell. Because loss content has been recognized through a partial charge-off, typically reserves are not recorded. Additionally, a majority of FHN’s loans in held-for-sale are accounted for under the fair value option. As a result, losses related to nonperforming HFS loans have been recognized by FHN directly through the income statement.

FIRST HORIZON NATIONAL CORPORATION

Table 17  –  Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures (a)

(Dollars in thousands)	December 31
	2014		2013		2012		2011		2010

Consumer:
Consumer real estate	$120,632		$117,598		$64,445		$38,776		$35,451
Permanent mortgage	34,078		38,171		32,721		35,989		125,718
Credit card & other (b)	763		1,397		1,698		2,141		19,276

Total consumer	155,473		157,166		98,864		76,906		180,445

Commercial:
Commercial, financial, and industrial	32,610		79,759		122,600		162,229		213,993
Commercial real estate	15,356		18,101		45,570		114,965		252,467

Total commercial	47,966		97,860		168,170		277,194		466,460

Total nonperforming loans (c) (d)	203,439		255,026		267,034		354,100		646,905

Nonperforming loans held-for-sale (d)	7,643		61,139		51,385		46,651		41,546
Foreclosed real estate and other assets	30,430		45,753		41,767		68,885		110,536
Foreclosed real estate from GNMA loans	9,492		25,809		18,923		16,360		14,865

Total foreclosed real estate and other assets	39,922		71,562		60,690		85,245		125,401

Total nonperforming assets (d) (e)	$241,512		$361,918		$360,186		$469,636		$798,987

Troubled debt restructurings (f):
Accruing restructured loans	$231,109		$246,894		$243,884		$206,210		$144,252
Nonaccruing restructured loans (d) (g)	100,152		105,409		114,138		72,798		116,191

Total troubled debt restructurings (f)	$331,261		$352,303		$358,022		$279,008		$260,443

Ratios:
Allowance to nonperforming loans in the loan portfolio (d)	1.14	x	1.00	x	1.04	x	1.09	x	1.03	x
NPL % (d) (h)	1.25%		1.66%		1.60%		2.16%		3.85%
NPA % (d) (i)	1.44%		1.95%		1.84%		2.57%		4.48%

(a)

Balances do not include PCI loans even though the customer may be contractually past due. PCI loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the loan.

(b)	Nonperforming loans in this category are primarily one-time-close construction loans.

(c)	Under the original terms of the loans, estimated interest income would have been approximately $10 million, $14 million, and $14 million during 2014, 2013, and 2012, respectively.

(d)	Excludes loans that are 90 or more days past due and still accruing interest.

(e)	Balances do not include PCI loans or government-insured foreclosed real estate.

(f)	Excludes TDRs that are classified as held-for-sale nearly all of which are accounted for under the fair value option.

(g)	Amounts also included in nonperforming loans above.

(h)	Nonperforming loans in the loan portfolio to total period end loans.

(i)	Nonperforming assets related to the loan portfolio to total loans plus foreclosed assets exclusive of government-insured foreclosed real estate

The following table provides nonperforming loans both before and after partial charge-offs, LOCOM, and negative fair value adjustments previously taken as of December 31, 2014 and 2013.

Table 18  –  Nonperforming Loans

(Dollars in thousands)	December 31
	2014	2013

Held-to-maturity:
Gross nonperforming loans	$272,367	$335,461
Less: Partial charge-offs	(68,314)	(77,189)
Less: LOCOM	(614)	(3,246)

Net nonperforming loans	$203,439	$255,026

Held-for-sale:
Gross nonperforming loans	$14,211	$136,079
Less: Fair value mark	(6,529)	(73,070)
Less: LOCOM	(39)	(1,870)

Net nonperforming loans	$7,643	$61,139

Total net nonperforming loans including held-for-sale	$211,082	$316,165

FIRST HORIZON NATIONAL CORPORATION

Table 19 provides an activity rollforward of foreclosed real estate balances for December 31, 2014 and 2013. The balance of foreclosed real estate, exclusive of inventory from government insured mortgages, decreased to $30.4 million as of December 31, 2014, from $45.8 million as of December 31, 2013 as FHN has continued efforts to avoid foreclosures by restructuring loans and working with borrowers while also executing sales of existing foreclosed assets. Additionally property values have stabilized which also affect the balance of foreclosed real estate. Negative adjustments to the fair value of foreclosed assets decreased $1.5 million between the periods to $3.5 million for December 31, 2014. See the discussion of Foreclosure Practices in the Market Uncertainties and Prospective Trends section of MD&A for information regarding the impact on FHN.

Table 19  –  Rollforward of Foreclosed Real Estate

(Dollars in thousands)	2014	2013

Beginning balance (a)	$45,753	$41,767
Valuation adjustments	(3,465)	(4,987)
New foreclosed property	20,877	23,340
Acquired foreclosed property (b)	-	22,364
Capitalized expenses	27	23
Disposals:
Single transactions	(31,440)	(34,544)
Bulk sales	(1,322)	(2,210)

Ending balance, December 31 (a)	$30,430	$45,753

(a)	Excludes foreclosed real estate related to government insured mortgages.

(b)	Foreclosed assets were acquired through the MNB acquisition in second quarter 2013.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio that are 90 days or more past due and still accruing decreased to $25.2 million on December 31, 2014, from $32.3 million on December 31, 2013. The decrease was driven primarily by consumer real estate and C&I. Loans 30 to 89 days past due decreased $19.8 million to $50.5 million on December 31, 2014. The decline in loans past due 30-89 days is largely attributable to the commercial real estate, C&I, and permanent mortgage portfolios because of aggregate improved performance and loss mitigation activities. These decreases were somewhat offset by an increase in delinquencies within the consumer real estate and credit card and other portfolios.

Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower’s ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the OCC for loans classified as substandard. Potential problem assets in the loan portfolio, which includes loans past due 90 days or more and still accruing, were $267.8 million on December 31, 2014, and $343.4 million on December 31, 2013. The current expectation of losses from potential problem assets has been included in management’s analysis for assessing the adequacy of the allowance for loan losses.

FIRST HORIZON NATIONAL CORPORATION

Table 20  –  Accruing Delinquencies and Other Credit Disclosures

(Dollars in thousands)	December 31
	2014	2013	2012	2011	2010

Loans past due 90 days or more and still accruing (a) (b):
Consumer:
Consumer real estate	$16,695	$21,484	$30,403	$37,625	$47,937
Permanent mortgage	5,640	6,129	9,592	12,415	29,367
Credit card & other	2,025	1,763	1,833	1,502	1,758

Total consumer	24,360	29,376	41,828	51,542	79,062

Commercial:
Commercial, financial, and industrial	770	1,810	422	234	182
Commercial real estate	115	1,078	-	-	-

Total commercial	885	2,888	422	234	182

Total loans past due 90 days or more and still accruing (a) (b)	$25,245	$32,264	$42,250	$51,776	$79,244

Loans 30 to 89 days past due	$50,531	$70,298	$80,893	$110,813	$173,233
Loans 30 to 89 days past due – guaranteed (c)	175	187	47	67	3,801
Loans held-for-sale 30 to 89 days past due	6,895	14,538	15,333	7,591	8,646
Loans held-for-sale 30 to 89 days past due – guaranteed portion (c)	6,013	11,660	12,986	6,108	3,490
Loans held-for-sale 90 days past due (b)	25,455	37,599	34,002	42,308	33,409
Loans held-for-sale 90 days past due – guaranteed portion (b) (c)	24,255	35,118	31,699	36,299	26,790
Potential problem assets (d)	$267,797	$343,359	$496,308	$729,421	$1,144,185

(a)	Excludes loans classified as held-for-sale.

(b)	Amounts are not included in nonperforming/nonaccrual loans.

(c)	Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.

(d)	Includes past due loans.

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

FIRST HORIZON NATIONAL CORPORATION

The individual impairment assessments completed on commercial loans in accordance with the Accounting Standards Codification Topic related to Troubled Debt Restructurings (“ASC 310-40”) include loans classified as TDRs as well as loans that may have been modified yet not classified as TDRs by management. For example, a modification of loan terms that management would generally not consider to be a TDR could be a temporary extension of maturity to allow a borrower to complete an asset sale whereby the proceeds of such transaction are to be paid to satisfy the outstanding debt. Additionally, a modification that extends the term of a loan but does not involve reduction of principal or accrued interest, in which the interest rate is adjusted to reflect current market rates for similarly situated borrowers, is not considered a TDR. Nevertheless, each assessment will take into account any modified terms and will be comprehensive to ensure appropriate impairment assessment. If individual impairment is identified, management will either hold specific reserves on the amount of impairment, or, if the loan is collateral dependent, write down the carrying amount of the asset to the net realizable value of the collateral.

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

Following classification as a TDR, modified loans within the consumer portfolio, which were previously evaluated for impairment on a collective basis determined by their smaller balances and homogenous nature, become subject to the impairment guidance in ASC 310-10-35, which requires individual evaluation of the debt for impairment. However, as applicable accounting guidance allows, FHN may aggregate certain smaller-balance homogeneous TDRs and use historical statistics, such as aggregated charge-off amounts and average amounts recovered, along with a composite effective interest rate to measure impairment when such impaired loans have risk characteristics in common.

On December 31, 2014 and 2013, FHN had $331.3 million and $352.3 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $59.0 million and $64.6 million, or 18 percent and 18 percent of TDR balances, as of December 31, 2014 and 2013, respectively. Additionally, FHN had $80.1 million and $135.6 million of loans HFS as of December 31, 2014 and 2013, respectively, that were classified as TDRs. The commercial and consumer portfolio TDRs decreased by $21.0 million. The HFS TDRs decreased by $55.5 million from a year ago mainly due to the sale of mortgage loans HFS in third quarter 2014.

FIRST HORIZON NATIONAL CORPORATION

The following table provides a summary of TDRs for the periods ended December 31, 2014 and 2013:

Table 21  –  Troubled Debt Restructurings

(Dollars in thousands)	As of December 31, 2014		As of December 31, 2013
	Number	Amount	Number	Amount

Held-to-maturity:
Permanent mortgage:
Current	182	$88,364	174	$89,930
Delinquent	9	3,085	12	7,890
Non-accrual (a)	86	22,010	131	23,638

Total permanent mortgage	277	113,459	317	121,458

Consumer real estate:
Current	1,017	107,829	1,159	120,805
Delinquent	53	4,401	44	3,958
Non-accrual (b)	1,239	60,995	1,222	45,659

Total consumer real estate	2,309	173,225	2,425	170,422

Credit card and other:
Current	179	456	229	518
Delinquent	17	77	16	27
Non-accrual	-	-	-	-

Total credit card and other	196	533	245	545

Commercial loans:
Current	22	25,897	28	23,676
Delinquent	1	1,000	1	90
Non-accrual	31	17,147	47	36,112

Total commercial loans	54	44,044	76	59,878

Total held-to-maturity	2,836	331,261	3,063	352,303
Held-for-sale: (c)
Current	369	54,383	482	79,260
Delinquent	146	21,748	199	30,607
Non-accrual	31	3,936	215	25,745

Total held-for-sale	546	80,067	896	135,612

Total troubled debt restructurings	3,382	$411,328	3,959	$487,915

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Balances as of December 31, 2014 and 2013 include $7.3 million and $8.5 million, respectively, of discharged bankruptcies.

(b)	Balances as of December 31, 2014 and 2013 include $18.2 million and $27.8 million, respectively, of discharged bankruptcies.

(c)	Loans HFS are reported net of negative fair value adjustments.

FIRST HORIZON NATIONAL CORPORATION

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

FIRST HORIZON NATIONAL CORPORATION

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

MARKET RISK MANAGEMENT

FHN is exposed to market risk related to the trading securities inventory maintained by its Capital Markets division in connection with its fixed income distribution activities. Market risk is the risk of loss in the value of the fixed income trading securities inventory due to changes in market prices. Various types of securities inventory positions are procured for distribution to customers by the sales staff. When these securities settle on a delayed basis, they are considered forward contracts. Refer to the “Determination of Fair Value – Trading securities and trading liabilities” section of Note 25 – Fair Value of Assets & Liabilities beginning on page 179 of this report, which section is incorporated into MD&A by this reference.

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

A summary of FHN’s VaR and SVaR measures for 1-day and 10-day time horizons is as follows:

Table 22  –  VaR and SVaR Measures

(Dollars in thousands)	Year Ended December 31, 2014			As of December 31, 2014
	Mean	High	Low

1-day
VaR	$912	$2,072	$369	$496
SVaR	3,404	6,287	1,915	2,640
10-day
VaR	2,894	7,105	743	1,011
SVaR	11,697	21,233	5,546	6,571

(Dollars in thousands)	Year Ended December 31, 2013			As of December 31, 2013
	Mean	High	Low

1-day
VaR	$1,408	$3,145	$597	$1,108
SVaR	4,249	9,991	1,411	2,243
10-day
VaR	4,501	10,297	1,519	4,125
SVaR	12,111	25,423	3,921	6,526

FIRST HORIZON NATIONAL CORPORATION

FHN’s overall VaR measure includes both interest rate risk and credit spread risk. Separate measures of these component risks are as follows:

Table 23  –  Schedule of Risks Included in VaR

(Dollars in Thousands)	As of December 31, 2014		As of December 31, 2013
	1-day	10-day	1-day	10-day

Interest rate risk	$546	$1,652	$972	$2,936
Credit spread risk	270	717	481	1,267

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

Model Validation

Trading risk management personnel within Capital Markets have primary responsibility for model risk management with respect to the model used by FHN to compute its VaR measures and perform stress testing on the trading inventory. Among other procedures, these personnel monitor model results and perform periodic backtesting as part of an ongoing process of validating the accuracy of the model. These model risk management activities are subject to annual review by FHN’s Model Validation Group, an independent assurance group charged with oversight responsibility for FHN’s model risk management.

FIRST HORIZON NATIONAL CORPORATION

CAPITAL MANAGEMENT AND ADEQUACY

The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. The Capital Management Committee, chaired by the Senior Vice President of Treasury and Funds Management and Treasurer, reports to ALCO and is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. This committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The Capital Management Committee also recommends capital management policies, which are submitted for approval to ALCO and the Executive & Risk Committee and the Board as necessary.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events including data or network security breaches of FHN or of third parties affecting FHN or its customers. This risk is inherent in all businesses. Operational risk is divided into the following risk areas, which have been established at the corporate level to address these risks across the entire organization:

•	Business Continuity Planning/Records Management

•	Compliance/Legal

•	Program Governance

•	Fiduciary

•	Security/Internal and External Fraud

•	Financial (including disclosure)

•	Information Technology (including cyber security)

•	Vendor

Management, measurement, and reporting of operational risk are overseen by the Operational Risk, Fiduciary, Financial Governance, FTN Financial Risk, and Investment Rationalization Board Committees. Key representatives from the business segments, operating units, and supporting units are represented on these committees as appropriate. These governance committees manage the individual operational risk types across the company by setting standards, monitoring activity, initiating actions, and reporting exposures and results. Key Committee activities and decisions are reported to the appropriate governance committee or included in the Enterprise Risk Report, a quarterly analysis of risk within the organization that is provided to the Executive and Risk Committee. Emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

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

CREDIT RISK MANAGEMENT

Credit risk is the risk of loss due to adverse changes in a borrower’s or counterparty’s ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding, and asset management activities. The nature and amount of credit risk depends on the types of transactions, the structure of those transactions, and the parties involved. In general, credit risk is incidental to trading, liquidity/funding, and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FIRST HORIZON NATIONAL CORPORATION

FHN assesses and manages credit risk through a series of policies, processes, measurement systems, and controls. The Credit Risk Management Committee (“CRMC”) is responsible for overseeing the management of existing and emerging credit risks in the company within the broad risk tolerances established by the Board. The CRMC reports through the Executive Risk Management Committee. The Credit Risk Management function, led by the Chief Credit Officer, provides strategic and tactical credit leadership by maintaining policies, overseeing credit approval, assessing new credit products, strategies and processes, and managing portfolio composition and performance.

The CRMC reviews on a periodic basis various reports issued by assurance functions which give it independent assessment of adequacy of loan servicing, grading, and other key functions. Additionally, CRMC is presented and discusses various portfolios, lending activity, and lending related projects. The Credit Risk Management function assesses the portfolio trends and results, as well as lending processes, and utilizes this information to inform management regarding the current state of credit quality and as a factor of the estimation process for determining the allowance for loan losses.

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

FIRST HORIZON NATIONAL CORPORATION

The simulation models used to analyze net interest income create various at-risk scenarios looking at assumed increases and/or decreases in interest rates from instantaneous and staggered movements over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to simulate net interest income exposure. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of 3 percent or more from a base net interest income are presented to the Board quarterly. At December 31, 2014, the interest rate environment remained at a low level. Under these market conditions, traditional scenarios estimating the impact of declining rates are not meaningful. Accordingly, declining rate shock scenarios (including minus 25 basis points and minus 200 basis points) were not performed.

The remaining scenarios performed attempt to capture risk to net interest income from rising rates and changes in the shape of the yield curve. Based on the rate sensitivity position on December 31, 2014, net interest income exposure over the next 12 months to a rate shock of plus 200 basis points is estimated to be a favorable variance of 12.7 percent of base net interest income. A flattening yield curve scenario where long-term rates decrease and short-term rates are static, results in an unfavorable variance in net interest income of 1.5 percent of base net interest income. These hypothetical scenarios are used to create one estimate of risk, and do not necessarily represent management’s current view of future interest rates or market developments.

While the continuing low interest rate environment is not expected to have a significant impact on the capital position of FHN, the ability to expand net interest margin in this environment, without assuming additional credit risk, continues to be a challenge for FHN. Assuming the historically low interest rate environment persists, net interest margin will typically decline as yields on fixed rate loans and investment securities decrease due to the combination of asset prepayments and lower reinvestment rates. With core deposit rates at historically low levels, there is little opportunity to offset the yield declines in fixed rate assets with corresponding declines in deposit rates.

Fair Value Shock Analysis

Interest rate risk and the slope of the yield curve also affect the fair value of capital markets trading inventory that are reflected in capital markets’ noninterest income.

Generally, low or declining interest rates with a positively sloped yield curve tend to increase capital markets’ income through higher demand for fixed income products. Additionally, the fair value of capital markets’ trading inventory can fluctuate as a result of differences between current interest rates and the interest rates of fixed-income securities in the trading inventory.

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

Other than the impact related to the immediate change in market value of the balance sheet these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 23 – Derivatives for additional discussion of these instruments.

FIRST HORIZON NATIONAL CORPORATION

Table 24  –  Risk Sensitivity Analysis

Held for Trading

(Dollars in millions)	2015	2016	2017	2018	2019	2020+	Total	Fair Value

Assets:
Trading securities	$1,189					$5	$1,194	$1,194
Average interest rate	2.66%					8.72%	2.85%
Interest Rate Derivatives (notional value):
Capital Markets:
Forward Contracts:
Commitments to buy	$884						$884	$1
Weighted average settlement price	104.24%						104.24%
Commitments to sell	$1,128						$1,128	$(1)
Weighted average settlement price	104.19%						104.19%
Caps purchased	$72	$137	$40	$15	$31	$24	$319	$3
Weighted average strike price	3.74%	1.75%	2.86%	4.48%	1.76%	1.64%	2.46%
Caps written	$(72)	$(137)	$(40)	$(15)	$(31)	$(24)	$(319)	$(3)
Weighted average strike price	3.74%	1.75%	2.86%	4.48%	1.76%	1.64%	2.46%
Floors purchased	$2					$1	$3	*
Weighted average strike price	1.75%					1.35%	1.62%
Floors written	$(2)					$(1)	$(3)	*
Weighted average strike price	1.75%					1.35%	1.62%
Swap contracts purchased	$60	$148	$113	$273	$392	$453	$1,439	$(76)
Average pay rate (fixed)	5.11%	4.99%	4.32%	4.09%	6.17%	4.04%	4.79%
Average receive rate (floating)	2.58%	1.96%	1.60%	2.04%	2.65%	1.78%	2.10%
Swap contracts sold	$(60)	$(148)	$(107)	$(273)	$(392)	$(453)	$(1,433)	$76
Average pay rate (floating)	2.58%	1.96%	1.68%	2.04%	2.65%	1.78%	2.11%
Average receive rate (fixed)	5.11%	4.99%	4.26%	4.09%	6.17%	4.04%	4.79%
Options Purchased	$15						$15	*
Weighted average strike price	138.17%						138.17%
Futures contracts:
Commitments to sell	$16	$16	$16				$48	*
Weighted average settlement price	99.43%	98.46%	97.77%				98.56%

* Amount is less than $500,000

LIQUIDITY MANAGEMENT

ALCO also focuses on liquidity management: the funding of assets with liabilities of the appropriate duration, while mitigating the risk of unexpected cash needs. A key objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available-for-sale, growing core deposits, and the repayment of loans. ALCO is responsible for managing these needs by taking into account the marketability of assets, the sources, stability, and availability of funding, and the level of unfunded commitments. Subject to market conditions and compliance with applicable regulatory requirements from time to time, funds are available from a number of sources including core deposits, the available-for-sale securities portfolio, the Federal Reserve Banks, access to Federal Reserve Bank programs, the FHLB, access to the overnight and term Federal Funds markets, loan sales, syndications, and dealer and commercial customer repurchase agreements.

FHN also may use unsecured borrowings as a source of liquidity. Currently, the largest concentration of unsecured borrowings is federal funds purchased from bank correspondent customers. These funds are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long, historical, and reciprocal nature of banking services provided by FHN to these correspondent banks. The remainder of FHN’s wholesale short-term borrowings is repurchase agreement transactions accounted for as secured borrowings with the regional bank’s business customers or capital markets’ broker dealer counterparties.

ALCO manages FHN’s exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed by ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN

FIRST HORIZON NATIONAL CORPORATION

maintains a contingency funding plan that may be executed should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. As a general rule, FHN strives to maintain excess liquidity equivalent to 15 percent or more of total assets, excluding access to the Federal Reserve’s discount window.

Core deposits are a significant source of funding and have historically been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institutions’ customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner for interest bearing and non-interest bearing accounts. The ratio of total loans, excluding loans HFS and restricted real estate loans and secured borrowings, to core deposits was 97 percent in 2014 and 2013.

Both FHN and FTBNA may access the debt markets in order to provide funding through the issuance of senior or subordinated unsecured debt subject to market conditions and compliance with applicable regulatory requirements. In 2010, FHN issued $500 million of non-callable fixed rate senior notes due in December 2015. In 2014, FTBNA issued $400 million of fixed rate senior notes due in December 2019. As of December 31, 2014, FHN had outstanding capital securities representing guaranteed preferred beneficial interests in $206 million of FHN’s junior subordinated debentures through a Delaware business trust, wholly owned by FHN, which was eligible for inclusion in Tier 1 Capital. Tier 1 Capital treatment for these securities will begin phasing out in 2015 and will be entirely phased out in 2016. FHN also maintains $65.6 million of borrowings which are secured by residential real estate loans in a consolidated securitization trust.

Both FHN and FTBNA have the ability to generate liquidity by issuing preferred or common equity subject to market conditions and compliance with applicable regulatory requirements. In January 2013, FHN issued $100 million of Series A Non-Cumulative Perpetual Preferred Stock. As of December 31, 2014, FTBNA and subsidiaries had outstanding preferred shares of $295.4 million, which are reflected as noncontrolling interest on the Consolidated Statements of Condition.

Parent company liquidity is primarily provided by cash flows stemming from dividends and interest payments collected from subsidiaries. These sources of cash represent the primary sources of funds to pay cash dividends to shareholders and principal and interest to debt holders. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN’s overall cash management process, subject to applicable regulatory restrictions. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an aggregate amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA’s total amount available for dividends was negative $75.7 million as of December 31, 2014, compared to negative $141.8 million at December 31, 2013. Consequently, FTBNA could not pay common dividends to its sole common stockholder, FHN, or to its preferred shareholders without prior regulatory approval. FTBNA applied for and received approval from the OCC to declare and pay common dividends to FHN in the amounts of $180 million in 2014 and 2013. FTBNA applied for and received approval from the OCC to declare and pay preferred dividends in each quarter of 2014 and 2013. On January 1, 2015, FTBNA’s total amount available for dividends was $15.1 million, enabling FTBNA to declare limited dividends without OCC approval.

Payment of a dividend to shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN’s current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC generally require insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. FHN paid a cash dividend of $.05 per common share on January 1, 2015, and in January the Board approved a $.06 per common share cash dividend payable on April 1, 2015, to shareholders of record on March 13, 2015. FHN paid a cash dividend of $1,550.00 per preferred share

FIRST HORIZON NATIONAL CORPORATION

on January 12, 2015, and in January the Board approved a $1,550.00 per preferred share cash dividend payable on April 10, 2015, to shareholders of record on March 26, 2015.

CREDIT RATINGS

FHN is currently able to fund a majority of the balance sheet through core deposits, which are generally not as sensitive to FHN’s credit ratings. However, maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity should FHN need to access funding from other sources, including from long-term debt issuances and certain brokered deposits, at an attractive rate. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such factors as capital levels, asset quality, and reputation. The availability of core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources. FHN’s credit ratings are also referenced in various respects in agreements with certain derivative counterparties as discussed in Note 23 – Derivatives.

The following table provides FHN’s most recent credit ratings:

Table 25  –  Credit Ratings

	Standard & Poor’s (a)	Moody’s (b)	Fitch (c)

First Horizon National Corporation
Overall credit rating: Long-term/Short-term/Outlook	BB+/–/Stable	Baa3/–/Stable	BBB-/F3/Stable
Long-term senior debt	BB+	Baa3	BBB-
Subordinated debt	BB	Ba1	BB+
Trust preferred capital securities (d)	B+	Ba2	B+
Preferred stock	B+	Ba3	B

First Tennessee Bank National Association
Overall credit rating: Long-term/Short-term/Outlook	BBB-/A-3/Stable	Baa2/P-2/Stable	BBB-/F3/Stable
Long-term/short-term deposits	BBB-/A-3	Baa2/P-2	BBB/F3
Long-term/short-term senior debt	BBB-/A-3	Baa2/P-2	BBB-/F3
Subordinated debt	BB+	Baa3	BB+
Preferred stock	BB-	Ba2	B

FT Real Estate Securities Company, Inc.
Preferred stock	BB-	Ba1

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

(a)	Last change in ratings was on September 29, 2014; ratings/outlook affirmed December 30, 2014.

(b)	Last change in ratings was on October 25, 2013; ratings/outlook affirmed October 28, 2014.

(c)	Last change in ratings was on December 13, 2012; ratings/outlook affirmed January 30, 2015.

(d)	Guaranteed preferred beneficial interest in First Horizon’s junior subordinated debentures issued through a wholly-owned unconsolidated business trust.

CASH FLOWS

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years ended December 31, 2014, 2013, and 2012. The level of cash and cash equivalents increased $243.5 million during 2014 compared to a decrease of $278.4 million during 2013. During 2014 cash provided by financing and operating activities outpaced cash used by investing activities, whereas in 2013 cash used by financing activities more than offset cash provided by investing and operating activities.

Net cash provided by operating activities was $704.7 million in 2014 and $431.4 million in 2013. Operating cash flows in 2014 were positively affected by cash-related net income items, cash proceeds from MSR sales, and $227.5 million of changes in cash related to operating assets and liabilities. Additionally the sale of mortgage loans HFS positively impacted cash during 2014; however these increases were partially offset by a $167.1 million net change in cash related to capital market activities which negatively impacted operating cash flows. Net cash provided by financing activities was $1,025.4 million in 2014 compared to net cash used of $1,472.7 million in 2013. In 2014, cash was positively affected by an increase in deposits and the issuance of senior notes, but was

FIRST HORIZON NATIONAL CORPORATION

partially offset by payments of long-term borrowings related to the collapse/resolution of two securitization trusts which negatively affected financing cash flows. Additionally, cash dividends and share repurchases negatively impacted financing cash flows in 2014. Net cash used by investing activities was $1,486.7 million in 2014 compared to net cash provided by investing activities of $763.0 million in 2013. Increases in loan balances and interest-bearing cash, as well as a $116.0 million net decrease in cash related to activity associated with the available-for-sale securities portfolio negatively affected cash provided by investing activities in 2014, but was partially offset by $413.4 million received from the branch acquisition.

Net cash provided by investing activities was $763.0 million in 2013 compared to net cash used of $415.2 million in 2012. In 2013, declining loan balances and $53.3 million in cash receipts related to the MNB acquisition favorably affected cash provided by investing activities. These cash inflows were somewhat offset by activity related to the AFS securities portfolio which resulted in a $385.1 million net decrease in cash as securities purchased outpaced maturities and sales. There was an increase of $349.9 million in deposits held with the Fed that negatively affected cash flows from investing activities. Net cash provided by operating activities was $431.4 million in 2013 and $371.6 million in 2012. Operating cash flows in 2013 were positively affected by cash-related net income items and a $242.8 million net increase in cash related to capital markets activities, which more than offset a decline in cash from operating assets and liabilities of $277.1 million. Net cash used by financing activities was $1,472.7 million in 2013 compared to net cash provided of $321.6 million in 2012. In 2013, cash was negatively affected by a decrease in short-term borrowings due to the payoff of FHLB borrowings and declining deposits, as well as $430.1 million in maturities and payments of term borrowings and $91.5 million of common shares repurchased. This cash outflow was somewhat mitigated by the cash inflow from the preferred stock issuance that provided $95.6 million in net proceeds.

Net cash provided by operating activities was $371.6 million in 2012 and was driven by cash-related net income items that were partially offset by decreases in cash of $73.3 million and $35.0 million from capital markets trading activities and changes in operating assets and liabilities, respectively. Net cash provided by financing activities was $321.6 million in 2012 as inflows driven by increased FHLB borrowings as a result of deposit fluctuations and increased funding needs for loans to mortgage companies and core deposit growth more than offset cash outflows related to payments and maturities of term borrowings of $234.2 million and cash paid to repurchase common stock of $133.8 million. Cash used by investing activities was $415.2 million in 2012. Cash outflows of $489.3 million from loan growth negatively affected cash flow from investing activities. Activity related to the AFS securities portfolio resulted in a $24.8 million net decrease in cash as securities purchases outpaced sales and maturities in 2012. The decrease was partially offset by a $99.5 million decline in deposits held at the Fed.

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

FIRST HORIZON NATIONAL CORPORATION

and the trustee of FH proprietary securitizations. Additionally, FHN has exposure to investors for investment rescission or damages arising from claims that offering documents were materially deficient in the case of loans transferred through FH proprietary securitizations. See “Other FHN Mortgage Exposures and Trends” within this section of MD&A for additional information.

Since the end of 2008, FHN has experienced significantly elevated levels of claims to either repurchase loans from the purchaser or remit payment to the purchaser to “make them whole” for economic losses incurred primarily because of loan delinquencies. In such claims purchasers typically allege that certain loans that were sold violated representations and warranties made by FHN at closing. While FHN has received claims from private investors from whole loans sales, a significant majority of claims relate to non-recourse whole loan sales to GSEs. FHN also has the potential for financial exposure from loans transferred through FH proprietary securitizations. See Note 18 – Contingencies and Other Disclosures for other actions taken by investors of FH proprietary securitizations and also for a discussion outlining differences between representations and warranties made by FHN for GSE loan sales versus FH proprietary securitizations.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans to the Agencies without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. GSE loans originated in 2005 through 2008 account for approximately 90 percent of all repurchase requests/make-whole claims received from the third quarter 2008 divestiture of certain mortgage banking operations through December 31, 2014.

In addition, for many years ending in 2007, FHN securitized mortgage loans without recourse in First Horizon branded proprietary transactions. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans under the First Horizon brand. Although initially servicing generally was retained, at the time the loans were sold, substantially all remaining servicing for these loans was sold in first quarter 2014.

FIRST HORIZON NATIONAL CORPORATION

The following table summarizes the loan composition of the FH proprietary mortgage securitizations from 2005 through 2007:

Table 26  –  Composition of Off-Balance Sheet First Horizon Proprietary Mortgage Securitizations

(Dollars in thousands)	Original UPB for active FH securitizations (a)	UPB as of December 31, 2014

Loan type:
Jumbo	$9,410,499	$1,876,144
Alt-A	17,270,431	4,244,012

Total FH proprietary securitizations	$26,680,930	$6,120,156

(a)	Original principal balances obtained from trustee statements.

At December 31, 2014, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitized mortgage loans based on claims related to breaches of representations and warranties. At December 31, 2014, FHN had not accrued a liability for exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made in FH proprietary securitizations at closing. Due to the sales of MSR from 2008 through 2014, FHN has limited visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity.

Active Pipeline

The amount of repurchase requests and make-whole claims is accumulated into the “active pipeline.” The active pipeline includes the amount of claims for repurchase, make-whole payments, loans as to which private mortgage insurance (“MI”) has been canceled, and information requests from purchasers of loans originated and sold through FHN’s legacy mortgage banking business. MI was required for certain of the loans sold to GSEs or that were securitized. MI generally was provided on first lien loans that were sold to GSEs or securitized that had a loan-to-value (“LTV”) ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices are not formal repurchase requests, FHN includes those loans in the active pipeline. Additionally, FHN is responsible for covering losses for investors to the extent there is a shortfall in MI insurance coverage (MI curtailment).

For purposes of quantifying the amount of loans underlying the repurchase/make-whole claim or MI cancellation notice or curtailment, FHN uses the current UPB in all cases if the amount is available. If current UPB is unavailable, the original loan amount is substituted for the current UPB. When neither is available, the claim amount is used as an estimate of current UPB. On December 31, 2014, the active pipeline was $174.9 million, with a majority of unresolved repurchase and make-whole claims relating to loans sold to GSEs.

Generally, the amount of a loan subject to a repurchase/make-whole claim, or with open MI issues, remains in the active pipeline throughout the appeals process with a claimant until parties agree on the ultimate outcome. FHN reviews each claim and MI cancellation notice individually to determine the appropriate response by FHN (e.g. appeal, provide additional information, repurchase loan or remit make-whole payment, or reflect cancellation of MI). The Federal Housing Finance Agency (“FHFA”), the conservator of the GSEs, announced directives to “harmonize” the selling and servicing agreements between the GSEs and their approved sellers and/or servicers. Starting January 1, 2013, all appeals of a GSE’s repurchase or make whole request must be submitted within 60 days of the appellant’s receipt of the request. FHFA involvement could lead to additional changes in practices for requesting and resolving repurchase claims as the GSEs continue to attempt to recover losses.

In fourth quarter 2013 and in first quarter 2014, FHN entered into DRAs, discussed below in “Repurchase Accrual Methodology,” to resolve certain selling representation and warranty repurchase obligations with the GSEs. The balances for these DRAs are disclosed in the settlement column of Table 27 – Rollforward of the Active Pipeline and reflect the UPB of loans settled under the DRAs. Additionally, in third quarter 2014, FHN settled certain repurchase claims with a non-GSE third party who purchased certain GSE MSRs in connection with the mortgage divestiture in 2008. This settlement, which is reflected in the settlement column within Table 27 – Rollforward of

FIRST HORIZON NATIONAL CORPORATION

the Active Pipeline, resulted in an expense reversal of $4.3 million which is reflected as a reduction to the provision for repurchase and foreclosure losses in Table 28.

The following tables provide a rollforward of the number and unpaid principal amount of loans in the active repurchase request pipeline, including related unresolved MI cancellation notices and other requests for 2014 and 2013:

Table 27  –  Rollforward of the Active Pipeline

(Dollars in thousands)	January 1, 2014		Inflows		Resolutions		Settlement (d)		Adjustments (e)		December 31, 2014
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Repurchase/make whole requests:
FNMA (a)	301	$62,003	412	$74,946	(440)	$(82,612)	(133)	$(26,407)	2	$(99)	142	$27,831
FHLMC (a)	237	48,866	82	15,935	(203)	(38,902)	(100)	(22,765)	3	176	19	3,310
GNMA	9	953	6	715	(14)	(1,716)	-	-	1	117	2	69
Non-Agency whole loan- related	159	21,353	120	13,738	(87)	(5,836)	(19)	(3,065)	(2)	(363)	171	25,827
MI Cancellations	140	28,239	351	64,517	(463)	(76,978)	-	-	-	(9,774)	28	6,004
MI Curtailments (b)	52	12,517	675	111,883	(149)	(25,958)	-	-	16	2,621	594	101,063
Other requests (c)	152	23,221	139	20,483	(281)	(36,620)	(8)	(1,634)	63	5,375	65	10,825

Total	1,050	$197,152	1,785	$302,217	(1,637)	$(268,622)	(260)	$(53,871)	83	$(1,947)	1,021	$174,929

(Dollars in thousands)	January 1, 2013		Inflows		Resolutions		Settlement		Adjustments (e)		December 31, 2013
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Repurchase/make whole requests:
FNMA	1,078	$217,648	2,474	$494,656	(2,602)	$(529,713)	(603)	$(110,140)	(46)	$(10,448)	301	$62,003
FHLMC	198	46,321	591	129,340	(553)	(127,139)	-	-	1	344	237	48,866
GNMA	8	628	11	1,928	(13)	(1,660)	-	-	3	57	9	953
Non-Agency whole loan- related	18	2,722	210	30,489	(66)	(11,229)	-	-	(3)	(629)	159	21,353
MI Cancellations	160	32,849	463	88,085	(504)	(98,635)	(3)	(699)	24	6,639	140	28,239
Other requests (c)	189	33,647	2,162	410,662	(923)	(183,048)	(1,219)	(225,971)	(5)	448	204	35,738

Total	1,651	$333,815	5,911	$1,155,160	(4,661)	$(951,424)	(1,825)	$(336,810)	(26)	$(3,589)	1,050	$197,152

(a)	Inflows represent amounts excluded from the DRAs.

(b)	Beginning in first quarter 2014, FHN began tracking MI curtailments as a separate category within the repurchase pipeline. During 2013 MI curtailments were included with Other requests.

(c)	Other requests typically include requests for additional information from both GSE and non-GSE purchasers. 2013 also included MI curtailments.

(d)	2014 includes an $11.7 million settlement payment to a third party servicer.

(e)	Generally, adjustments reflect reclassifications between repurchase requests and MI cancellation notices and/or updates to UPB.

As of December 31, 2014, agencies accounted for approximately 55 percent of the repurchase/make-whole requests in the active pipeline and 74 percent of the total active pipeline, inclusive of MI cancellation notices, MI curtailments, and all other claims. Beginning in 2014, FHN began tracking MI curtailments in a separate category within the pipeline. Prior to 2014 MI curtailments were included in the other requests category within the pipeline. Since MI curtailment requests are intended only to cover the shortfall in MI insurance proceeds, FHN’s loss from MI curtailments as a percentage of UPB in the pipeline generally is significantly lower than that of a repurchase or make-whole claim.

For loans in the active pipeline for which FHN has received notification of MI cancellation, a majority relate to loans sold to GSEs. Consistent with originations, a majority of claims have been from Fannie Mae and Freddie Mac and 2007 represents the vintage with the highest volume of claims. Total new repurchase and make-whole claims from agencies decreased 85 percent or $534.3 million to $91.6 million in 2014 from 2013 reflecting the DRAs reached with two GSEs. Total MI cancellation notices received decreased $23.6 million to $64.5 million in 2014.

Resolutions disclosed in Table 27 – Rollforward of the Active Pipeline include both favorable and unfavorable resolutions. The UPB of actual repurchases, make-whole requests, and settlement resolutions, which was

FIRST HORIZON NATIONAL CORPORATION

$50.1 million and $291.2 million during 2014 and 2013, respectively, represents the UPB of loans for which FHN has incurred a loss on the actual repurchase of a loan, or where FHN has reimbursed a claimant for economic losses incurred. When loans are repurchased or make-whole payments have been made, the associated loss content on the repurchase, make-whole, or settlement resolution is reflected as a net realized loss in Table 28 – Reserves for Repurchase and Foreclosure Losses.

Rescissions or denials, which were $79.0 million and $378.6 million in 2014 and 2013, respectively, represent the amount of repurchase requests and make-whole claims that FHN was able to resolve without incurring loss. Of the loans resolved in 2014 relating to actual repurchase or make-whole claims, FHN was successful in favorably resolving approximately 61 percent of the claims compared to 57 percent in 2013 (excluding the fourth quarter 2013 DRA with a GSE). Resolutions related to other, MI cancellations, MI curtailments, and information requests, which were $139.6 million and $281.7 million during 2014 and 2013, respectively, include providing information to the claimant, issues related to MI coverage, and other items. Resolutions in this category include both favorable and unfavorable outcomes with MI companies, including situations where MI was ultimately cancelled. FHN does not realize loss (a decrease of the repurchase and foreclosure liability) for loans with MI issues unless a request for repurchase, or for make-whole or loss reimbursement, is submitted and such request is unfavorably resolved.

Repurchase Accrual Methodology

As described in more detail below, FHN historically estimated loss content within the active pipeline as well as loss content associated with loans in which MI coverage was ultimately lost. This approach is referred to as the “historical repurchase accrual approach” and applies to periods prior to second quarter 2012. Prior to second quarter 2012, FHB’s ability to quantify this estimate was substantially limited because, among other things, FHN no longer serviced a large portion of the loans sold to the GSEs and therefore had limited access to loan data for that portion. Beginning in second quarter 2012, information was made available by Fannie Mae to FHN which provided significant insight into their file selection and review process for loans previously sold by FHN to Fannie Mae with repurchase risk.

Over the past several years FHN’s approach for determining the adequacy of the repurchase and foreclosure reserve has evolved based on information available including estimated loss content within the active pipeline, loss content associated with loans in which MI coverage was ultimately lost, information made available by Fannie Mae to FHN which provided significant insight into their file selection and review process for loans previously sold by FHN to Fannie Mae with repurchase risk, as well as information received in connection with DRAs that FHN entered into with Fannie Mae and Freddie Mac in fourth quarter 2013 and first quarter 2014, respectively. Cumulative average loss severities range between 50 and 60 percent of the UPB subject to repurchase/make-whole. Repurchase rates vary based on investor, vintage, and claim type.

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

From second quarter 2012 through second quarter 2013, FHN first analyzed and estimated the loss content associated with outstanding repurchase/make-whole claims currently in the active pipeline. Then, FHN estimated probable losses associated with projected requests from Fannie Mae. The ability to project repurchase requests from Fannie Mae resulted from information provided by Fannie Mae that segmented the population of FHN loans into three categories: 1) loans that then were currently selected for review, 2) liquidated loans that then were likely to be selected for review in the future, and 3) seriously delinquent loans that then were likely to be selected for review in the future. Fannie Mae also provided FHN with its average historical repurchase request rates for loans after they had been selected for review. FHN utilized this information to estimate the average historical repurchase rate on the three segments described above that could have resulted in future repurchase requests from Fannie Mae. FHN’s historical average cumulative loss severities and repurchase rates were then applied to the projected repurchase requests to estimate the associated probable losses.

FIRST HORIZON NATIONAL CORPORATION

Prior to third quarter 2013, FHN’s repurchase loss estimate for loans sold to the GSEs focused on loans sold from 2005 through 2008. In the fourth quarter of 2013, as mentioned above, FHN entered into a DRA with Fannie Mae. In February 2014, as mentioned above, FHN entered into a DRA with Freddie Mac. Each DRA resolved certain legacy selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans FHN no longer serviced at the time of the DRA. Under each DRA FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have obligations related to mortgage insurance rescissions, cancellations, curtailments and denials. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for mortgage insurance cancellations and denials to the extent attributable to the acts of the current servicer.

Repurchase obligations and estimates for probable incurred losses associated with loan populations not included in the DRAs, including obligations related to future mortgage insurance cancellations, loans previously included in bulk servicing sales, and other loan sales, are included in FHN’s remaining repurchase liability as of December 31, 2014.

In 2014, in determining the loss content of GSE loans subject to repurchase requests excluded from the DRA settlements mentioned above (bulk sales), FHN applied a vintage level estimate of all loans sold to the GSEs that were not included in the settlements and which have not had a prior repurchase resolution. First pre-payment, default, and claim rate estimates are applied by vintage to estimate the aggregate claims expected but not yet resolved. Historical loss factors for each sale vintage and repurchase rates are then applied to estimate total loss content. Loss content related to other whole loan sales is estimated by applying the historical average repurchase and loss severity rates to the current UPB in the active pipeline to calculate estimated losses attributable to the current pipeline. FHN then uses an internal model to calculate loss content on estimated future inflows by applying historical average loss repurchase and severity rates to historical average inflows. For purposes of estimating loss content, FHN also considers MI cancellations. When assessing loss content related to loans where MI has been cancelled, FHN applies historical loss factors (including probability and loss severity ratios) to the total unresolved MI cancellations in the active pipeline, as well as applying these factors to historical average inflows to estimate loss content. Additionally, FHN identifies estimated losses related to MI curtailment requests.

Management continually monitors the repurchase pipeline, including inflows, rescission and loss severity rates, and resolutions, as well as other factors in consideration of the overall adequacy of the repurchase liability.

Historical Repurchase Accrual Approach

In estimation of the accrual liability for loan repurchases and make-whole obligations in periods prior to second quarter 2012, FHN estimated probable incurred losses in the population of all loans sold based on trends in claims requests and actual loss severities observed by management. The liability included accruals for probable losses beyond what was observable in the ending pipeline of repurchase/make-whole requests and active MI cancellations at any given balance sheet date. The estimation process began with internally developed proprietary models that were used to assist in developing a baseline in evaluating inherent repurchase-related loss content. The baseline for repurchase reserve used historical loss factors that were applied to the loan pools originated in 2001 through 2008 and sold in years 2001 through 2009. Loss factors, tracked by year of loss, were calculated using actual losses incurred on repurchases or make-whole arrangements. The historical loss factors experienced were accumulated for each sale vintage and were applied to more recent sale vintages to estimate probable incurred losses not yet realized.

In order to incorporate more current events, FHN then incorporated management judgment within its estimation process for establishing appropriate reserve levels. For repurchase requests related to breach of representations and warranties, the active pipeline was segregated into various components (e.g. requestor, repurchase, or make-whole) and current rescission (successful resolutions) and loss severity where applied to calculate estimated losses attributable to the current pipeline. When assessing the adequacy of the repurchase reserve, management also considered trends in the amounts and composition of new inflows into the pipeline. FHN then compared the estimated losses inherent within the pipeline with current reserve levels.

FIRST HORIZON NATIONAL CORPORATION

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

Repurchase and Foreclosure Liability

FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches described above for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision. There are certain second liens and HELOCs subject to repurchase claims that are not included in the active pipeline as these loans were originated and sold through different channels. Liability estimation for potential repurchase obligations related to these second liens and HELOCs was determined outside of the methodology for loans originated and sold through the national legacy mortgage origination platform and were not material as of December 31, 2014 and 2013.

The following table provides a rollforward of the legacy mortgage repurchase liability during 2014 and 2013:

Table 28  –  Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	2014	2013

Legacy Mortgage
Beginning balance	$165,091	$232,390
Provision for repurchase and foreclosure losses	(4,300)	170,000
Net realized losses	(41,387)	(237,299)

Balance on December 31	$119,404	$165,091

The liability for legacy mortgage repurchase and foreclosure losses was $119.4 million and $165.1 million as of December 31, 2014 and 2013, respectively. In 2014 FHN recognized a reduction to the repurchase and foreclosure provision of $4.3 million related to the settlement of certain repurchase claims. In 2013, FHN recorded an expense of $170.0 million to the repurchase and foreclosure provision related to the resolution of certain legacy representations and warranty mortgage loan repurchase obligations to the GSEs.

Net realized losses for the repurchase of first lien loans or make-whole payments were $41.4 million during 2014 compared with $237.3 million during 2013, reflecting the impact of the DRAs entered into in fourth quarter 2013 and first quarter 2014. FHN had a 53 percent loss severity rate in 2014 compared to a 57 percent loss severity rate in 2013.

Generally, repurchased loans are included in loans HFS and recognized at fair value at the time of repurchase, which contemplates the loan’s performance status and estimated liquidation value. The UPB of loans that were repurchased during 2014 was $9.1 million compared with $97.7 million during 2013. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. After the loan repurchase is completed, classification (performing versus nonperforming) of the repurchased loans is determined based on an additional assessment of the credit characteristics of the loan in accordance with FHN’s internal credit policies and

FIRST HORIZON NATIONAL CORPORATION

guidelines consistent with other loans FHN retains on the balance sheet, except that if a loan is delinquent when repurchased it is immediately classified as nonperforming.

Government-Backed Mortgage Lending Programs

FHN originated mortgage loans eligible for Federal Housing Administration (“FHA”) insurance or Veterans Administration (“VA”) guaranty. Those lending activities were substantially larger prior to September 2008, when FHN sold its national mortgage business. In connection with those programs FHN made certain representations and warranties as to the compliance of the loans with program requirements. FHN has potential exposure to claims by government agencies, as well as by private parties asserting claims on behalf of agencies, based on allegations of non-compliance. Such claims can involve demands for enhanced damages in excess of actual loss.

Since second quarter 2012 FHN has been cooperating with the U.S. Department of Justice (“DOJ”) and the Office of the Inspector General for the Department of Housing and Urban Development (“HUD”) in a civil investigation regarding compliance with requirements relating to certain FHA-insured loans. HUD has reviewed a small sample of loans from the period being investigated. FHN has cooperated in the investigation, and discussions between the parties are continuing. The investigation could lead to a demand under the federal False Claims Act and the federal Financial Institutions Reform, Recovery, and Enforcement Act of 1989, which allow treble and other special damages substantially in excess of actual losses. Currently FHN is not able to predict the eventual outcome of this matter. In anticipation of future discussions between the parties, this investigation has been added to those matters for which a liability has been established. Additional information concerning this matter is provided in this Report in Note 18 – Contingencies and Other Disclosures.

Other FHN Mortgage Exposures and Trends

FHN has received no repurchase requests from the trustee of FH proprietary securitizations, as described in Note 18 – Contingencies and Other Disclosures. However, FHN is defending several lawsuits by investors in FH proprietary securitizations.

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

Other Contractual Obligations

Pension obligations are funded by FHN to provide current and future benefits to participants in FHN’s noncontributory, defined benefit pension plan. On December 31, 2014, the annual measurement date, pension obligations (representing the present value of estimated future benefit payments), including obligations of the unfunded plans, were $859.9 million with $695.5 million of assets (measured at current fair value) in the trust to fund those obligations. As of December 31, 2014, the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded corresponding plan assets. FHN did not make a contribution to the qualified pension plan during 2014 or 2013. Any future contributions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Management has assessed the need for future fund contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2015.

The nonqualified pension plans and other postretirement benefit plans, excluding the retiree medical plan, are unfunded. Benefit payments under the non-qualified plans were $5.0 million in 2014. FHN anticipates 2015 benefit payments to be $5.0 million. The discount rate for 2014 of 4.30 percent for the qualified pension plan and 4.00 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical

FIRST HORIZON NATIONAL CORPORATION

AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN’s plans and employee population. Due to freezing the plans, beginning January 1, 2013, FHN no longer accrues service expense for future benefits in the qualified and supplemental executive retirement plan (“SERP”) pension plan. Benefits accrued through December 31, 2012, for current participants were not reduced or affected. Instead, FHN commenced new programs for service beyond 2012 through an increased match to the Savings Plan and Savings Restoration Plan. See Note 19 – Pension, Savings, and Other Employee Benefits for additional information.

FHN has various other financial obligations which may require future cash payments. Table 29 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2014. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon.

Table 29  –  Contractual Obligations

(Dollars in thousands)	Payments due by period (a)
	Less than 1 year	1 year - < 3 years	3 years - < 5 years	After 5 years	Total

Contractual obligations:
Time deposit maturities (b)	$860,822	$235,864	$135,190	$45,062	$1,276,938
Term borrowing (c)	804,000	250,000	407,301	392,058	1,853,359
Annual rental commitments under noncancelable leases (d)	15,585	26,464	19,707	27,112	88,868
Purchase obligations	68,405	52,599	14,123	7,237	142,364

Total contractual obligations	$1,748,812	$564,927	$576,321	$471,469	$3,361,529

(a)	Excludes a $5.2 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.

(b)	See Note 9 – Time Deposit Maturities for further details.

(c)	See Note 11 – Term Borrowings for further details.

(d)	See Note 6 – Premises, Equipment, and Leases for further details.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

Uncertainties remain surrounding the national economy, the housing market, Fed monetary policy, the regulatory and political environment, U.S. government spending generally, and economic and political situations outside the U.S. Those uncertainties will continue to present challenges for FHN. Although during 2014 the national economy exhibited improvement, improvement has been uneven. Certain indicators have been mixed and economic conditions could regress. While asset quality at FHN is strong, external factors may result in increased credit costs and loan loss provisioning and could also suppress loan demand from borrowers and further increase competition among financial institutions resulting in continued pressure on net interest income. Additionally, despite resolving certain selling representation and warranties repurchase obligations to GSEs, a downturn in the economic environment or disruptions in the housing market could affect borrower defaults and actions by MI companies resulting in elevated repurchase requests from GSEs and third party whole loan purchasers relative to current projections or could impact losses recognized by investors in FH proprietary securitizations which could result in repurchase losses or litigation. See the Repurchase and Related Obligations from Loans Originated for Sale section and Critical Accounting Policies within this MD&A, and Note 18 – Contingencies and Other Disclosures within this report for additional discussion regarding FHN’s repurchase obligations.

In recent years, in response to the recession in 2008 and the following uneven recovery, the Federal Reserve has implemented a series of domestic monetary initiatives. Several of these have emphasized so-called quantitative easing strategies, the most recent of which ended during 2014. Other significant monetary strategies could be implemented in the future including, in particular, so-called tightening strategies. Federal Reserve strategies can,

FIRST HORIZON NATIONAL CORPORATION

and often are intended to, affect the domestic money supply, inflation, interest rates, and the shape of the yield curve. Among other things, easing strategies are intended to lower interest rates, flatten the yield curve, and stimulate economic activity, while tightening strategies are intended to increase interest rates, steepen the yield curve, tighten the money supply, and restrain economic activity. Other things being equal, the current transition from easing to possible tightening should tend to diminish or reverse downward pressure on rates, and to diminish the stimulus effect that low rates tend to have on the economy. Many external factors may interfere with the effects of these plans or cause them to be changed unexpectedly. Such factors include significant economic trends or events (such as, for example, the substantial drop in oil prices experienced in late 2014 and early 2015) as well as significant international monetary policies and events (such as, for example, the rise during 2014 in the value of the U.S. dollar relative to many other currencies). Such strategies also can affect the U.S. and world-wide financial systems in ways that may be difficult to predict.

Although FHN has little direct exposure to non-U.S.-dollar-denominated assets or to foreign sovereign debt, major adverse events outside the U.S. could have a substantial indirect impact on FHN. Because the U.S. economy and the businesses of many of our customers are linked significantly to global economic and market conditions, a major adverse event could negatively impact liquidity in the U.S. causing funding costs to rise, or could potentially limit availability of funding through conventional markets in a worst-case scenario. FHN also could be adversely affected by events outside of the U.S. impacting hedging or other counterparties, customers with non-U.S. businesses and/or assets denominated in foreign currencies, the U.S. economy, interest rates, inflation/deflation rates, and the regulatory environment should there be a political response to major financial disruptions, all of which could have a financial impact on FHN.

Regulatory Matters

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Reform Act”) made a substantial number of significant changes to how financial services companies are regulated. Many of the changes in the Reform Act continue to be incomplete, or are dependent upon new regulations to be issued or interpreted in the future. Overall, the Reform Act and its regulations have increased FHN’s regulatory compliance and certain other costs, and have constrained operations and revenues in some respects. FHN believes that additional impacts of this sort are likely as additional parts of the Act are implemented.

In 2013, regulators adopted enhancements to U.S. capital standards based on international standards known as “Basel III”. The revised standards create a new emphasis on Common Equity Tier 1 Capital, modify eligibility criteria for regulatory capital instruments, and modify the methodology for calculating risk- weighted assets. The revised standards apply to FHN beginning January 1, 2015. Since the standards are new, a number of interpretive questions remain unresolved. Had the final rule been fully phased in and effective as of December 31, 2014, FHN estimates that it would have remained a well-capitalized institution. Under the final rule as fully phased in, based on a preliminary assessment, the Common Equity Tier 1 Capital ratio at December 31, 2014, would have decreased by approximately 50 basis points had the amended rule been in effect.

In October 2012 and January 2013 U.S. regulators adopted enhanced new stress test rules pursuant to the Dodd-Frank Reform Act. Under these requirements covered institutions must conduct an annual stress test to determine whether capital is likely to be adequate to absorb losses which could stem from certain adverse economic scenarios provided by the regulators and must privately report the results to their primary regulator as well as publicly disclose certain of those results. FHN’s and the Bank’s initial stress tests occurred in 2014. The public disclosure requirement will apply to our tests reported in 2015.

Governmental Litigation Environment

Like many other banks involved in mortgage lending prior to 2009, FHN has defended and settled, and is continuing to defend, various legal actions connected with the origination and the sale, securitization, or government insurance of residential mortgage loans. FHN faces the possibility of still other such matters. In many of those actions a governmental agency or government-insured agent is or may become the plaintiff. Refer to Note 18 – Contingencies and Other Disclosures for additional information about those pending and prospective matters directly involving FHN. Over the past year or two there have been several significant settlements, or reports of potential settlements, with governmental entities that have been publicly reported or publicly announced by several large financial institutions.

FIRST HORIZON NATIONAL CORPORATION

Many of these other settlements have been for reported amounts much larger than FHN’s settlements to date. The trend of large settlements with governmental entities may adversely affect future outcomes for other financial institutions in similar actions, especially where governmental officials have announced that the large settlements will be used as the basis or a template for other settlements.

As discussed in Note 18 – Contingencies and Other Disclosures, certain governmental actions, investigations, and claims involving FHN remain unresolved. FHN believes that pressure from governmental entities is not likely to abate significantly, at least in the near term.

Foreclosure Practices

Since 2009 governmental officials and agencies have scrutinized industry foreclosure practices, particularly in judicial foreclosure states, and have since expanded to include non-judicial foreclosure and loss mitigation practices including the effective coordination by servicers of foreclosure and loss mitigation activities. All of the changes to servicing practices including the additional oversight required arising out of this activity including those described below could impact FHN through increased operational and legal costs. FHN continues to review, monitor and revise, as appropriate, its foreclosure processes and coordinated loss mitigation practices with the goal of conforming them to evolving servicing requirements.

FHN’s national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure and loss mitigation practices that were not transferred in 2008, were outsourced through a three-year subservicing arrangement (the “2008 subservicing agreement”) with the platform buyer (the “2008 subservicer”). The 2008 subservicing agreement expired in 2011 when FHN entered into a replacement agreement with a new subservicer (the “2011 subservicer”). In fourth quarter 2013, FHN contracted to sell a substantial majority of its remaining servicing obligations and servicing assets (including advances) to the 2011 subservicer. The servicing was transferred to the buyer in stages, and was substantially completed in first quarter 2014. The servicing still retained by FHN continues to be subserviced by the 2011 subservicer.

As discussed in more detail in Note 18 – Contingencies and Other Disclosures, the 2008 subservicer has been subject to a consent decree, and entered into a settlement agreement, with regulators related to alleged deficiencies in servicing and foreclosure practices. The 2008 subservicer has made demands of FHN to pay certain resulting costs and damages; FHN disagrees with those demands and has made no payments. This disagreement has the potential to result in litigation and, in any such future litigation; the claim against FHN may be substantial.

FHN anticipates continued compliance challenges relating to foreclosure, loss mitigation and servicing practices in connection with its efforts to comply with regulations and standards issued by the OCC and the CFPB including those relating to vendor management and changes in applicable state law relating to foreclosure and loss mitigation.

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

FIRST HORIZON NATIONAL CORPORATION

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

ALLOWANCE FOR LOAN LOSSES

Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectability of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the ALLL is a “critical accounting estimate” as: (1) changes in it can materially affect the provision for loan losses and net income, (2) it requires management to predict borrowers’ likelihood or capacity to repay, often under uncertain economic conditions, and (3) it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The ALLL is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. Principal loan amounts are charged off against the ALLL in the period in which the loan or any portion of the loan is deemed to be uncollectible. This critical accounting estimate applies to the regional banking, non-strategic, and corporate segments. A management committee comprised of representatives from Risk Management, Finance, Credit, and Banking Management performs a quarterly review of the assumptions used in FHN’s ALLL analytical models, makes qualitative assessments of the loan portfolio, and determines if qualitative adjustments should be recommended to the modeled results. On a quarterly basis, as a part of Enterprise Risk reporting and discussion, management addresses credit reserve adequacy and credit losses with the Executive and Risk Committee of FHN’s Board of Directors.

FHN believes that the critical assumptions underlying the accounting estimate made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were considered by management at the time of assessing the adequacy of the ALLL; (5) the adjustments for economic conditions utilized in the allowance for loan losses estimate are used as a measure of actual incurred losses; (6) the period of history used for historical loss factors are most reflective of the current environment; and (7) the reserve rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

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

See Note 1 – Summary of Significant Accounting Policies and Note 5 – Allowance For Loan Losses for detail regarding FHN’s processes, models, and methodology for determining the ALLL.

REPURCHASE AND FORECLOSURE LIABILITY

Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. From 2005 through 2008, FHN originated and sold $69.5 billion of agency mortgage loans without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans without recourse in proprietary transactions. In

FIRST HORIZON NATIONAL CORPORATION

addition, through its legacy mortgage business FHN originated with the intent to sell and sold HELOC and second lien mortgages through whole loan sales to private purchasers.

In addition, FHN has sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting practices, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and MI, FHA insurance, or VA guaranty. Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the FHA and VA. FHN may absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure. Loss related to repurchase obligations for loans sold with full or limited recourse represent a small amount of FHN’s accrued liability for repurchase obligations.

For loans sold or securitized without recourse, FHN has obligations to either repurchase the loan for its outstanding principal balance or make the purchaser whole for the economic losses of the loan if it is determined that the loan sold was in violation of representations or warranties made by FHN upon closing of the sales. Contractual representations and warranties vary significantly depending upon the transaction and purchaser-type (agency versus private) of the loans transferred. Typical whole loan sales include relatively broad representations and warranties, while FH proprietary securitizations include more limited representations and warranties. A substantial majority of FHN’s accrued liability for repurchase obligations for alleged breaches of representations and warranties relate to mortgage loans sold to GSEs. As of December 31, 2014, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitizations based on breaches of representations and warranties to the trustee. Due to the sales of MSR in late 2013 and early 2014, FHN has limited visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity.

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

Based on currently available information and experience to date, FHN has evaluated its exposure under these obligations and accordingly had reserved for losses of $120.1 million and $165.8 million as of December 31, 2014 and 2013, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued

FIRST HORIZON NATIONAL CORPORATION

liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income. The estimate is based upon currently available information and fact patterns that exist as of the balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability. FHN continues to monitor trends in claims activity, loss severities, success rates, GSE review practices, and MI cancellations in order to assess the adequacy of the repurchase liability. At December 31, 2014, FHN had not accrued for exposure for repurchase of loans related to FH proprietary securitizations arising from claims that FHN breached its representations and warranties made at closing.

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

Companies are permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether the quantitative assessment should be performed. If FHN concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying value, or if management elects, the quantitative analysis is performed. FHN elected to perform the quantitative analysis in 2014.

FHN engaged an independent valuation expert to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2014 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public companies’ trading values, and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the capital markets reporting unit. The most recent valuations as of October 1, 2014, indicated no goodwill impairment in either of the reporting units with goodwill. As of the most recent assessment the fair value of regional banking and capital markets substantially exceeded their carrying values.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a “critical accounting estimate” because estimates and assumptions are made about FHN’s future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.). FHN’s policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and capital markets business reporting units. As of December 31, 2014, the corporate and non-strategic reporting units had no associated goodwill.

The quantitative impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes “step one” of the impairment test by comparing the fair value of each reporting unit with the value (carrying amount) of its net assets, with goodwill included in the computation of the carrying amount. The carrying value of a reporting unit is based on the amount of allocated equity as determined by FHN’s internal management methodologies. FHN does not maintain a record of equity consistent with GAAP at the reporting unit level. Allocated equity is utilized in certain internal performance measures for segments, including return on tangible common equity. In determining the amount of equity allocated to each reporting unit, FHN utilizes a risk-adjusted methodology that incorporates each reporting unit’s credit, market, interest rate, operational, legal, and compliance risks. Unallocated equity is retained in the corporate reporting unit, which has no goodwill. As of the most recent measurement date unallocated equity primarily related to FHN’s capital deployment initiatives, including potential share buybacks, potential dividend increases, and potential acquisitions.

FIRST HORIZON NATIONAL CORPORATION

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

In connection with obtaining the independent valuation, management provided certain data and information that was utilized in the estimation of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. Other assumptions critical to the process were also made, including discount rates, interest rate changes, asset and liability growth rates, and other income and expense estimates.

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

Income tax expense consists of both current and deferred taxes. Current income tax expense is an estimate of taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions. A DTA or a DTL is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, DTAs are subject to a “more likely than not” test to determine whether the full amount of the DTAs should be realized in the financial statements. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. Realization is dependent on generating sufficient taxable income prior to the expiration of the carryforwards attributable to or generated with respect to the DTA. In projecting future taxable income, FHN incorporates assumptions including the amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business. If the “more likely than not” test is not met, a valuation allowance must be established against the DTA.

The income tax laws of the jurisdictions in which FHN operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, FHN must make judgments and interpretations about the application of these inherently complex tax laws. Interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. FHN attempts to resolve disputes that may arise during the tax examination and audit process. However, certain disputes may ultimately be resolved through the federal and state court systems.

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

FIRST HORIZON NATIONAL CORPORATION

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

See Note 18 – Contingencies and Other Disclosures for additional information.

ACCOUNTING STANDARDS UPDATES ISSUED BUT NOT CURRENTLY EFFECTIVE

In January 2014, the FASB issued ASU 2014-01, “Equity Method and Joint Ventures: Accounting for Investments in Qualified Affordable Housing Projects.” ASU 2014-01 permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using a proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense/(benefit). A reporting entity should evaluate whether the conditions have been met to apply the proportional amortization method to an investment in a qualified affordable housing project through a limited liability entity at the time of initial investment on the basis of facts and circumstances that exist at that time. A reporting entity should reevaluate the conditions upon the occurrence of certain specified events. An investment in a qualified affordable housing project through a limited liability entity should be tested for impairment when there are events or changes in circumstances indicating that it is more likely than not that the carrying amount of the investment will not be realized. For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment. The decision to apply the proportional amortization method of accounting is an accounting policy decision that should be applied consistently to all qualifying affordable housing project investments rather than a decision to be applied to individual investments. The provisions of ASU 2014-01 are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014, and will be applied retrospectively to all periods presented. FHN continues to evaluate the effects of ASU 2014-01 on its portfolio of low income housing investments.

In January 2014, the FASB issued ASU 2014-04, “Receivables – Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” ASU 2014-04 clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. ASU 2014-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt ASU 2014-04 using either a modified retrospective transition method or a prospective transition method. Under the modified retrospective transition method, an entity should apply ASU 2014-04 by means of a cumulative-effect adjustment to residential consumer

FIRST HORIZON NATIONAL CORPORATION

mortgage loans and foreclosed residential real estate properties existing as of the beginning of the annual period for which the amendments are effective. FHN will adopt the requirements of ASU 2014-04 prospectively and does not expect it to have a material effect on FHN’s statements of condition, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 does not change revenue recognition for financial instruments. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Transition to the new requirements may be made by retroactively revising prior financial statements (with certain practical expedients permitted) or by a cumulative effect through retained earnings. If the latter option is selected, additional disclosures are required for comparability. FHN is evaluating the effects of ASU 2014-09 on its revenue recognition practices.

In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” ASU 2014-11 makes two changes to accounting for repurchase agreements. First, it requires secured borrowing accounting for repurchase-to-maturity transactions. Second, it requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. ASU 2014-11 also requires additional disclosures for repurchase transactions that are recognized as secured borrowings, including disaggregation by class of collateral, the remaining contractual tenor of the arrangements and the risks inherent in the agreements. Adoption of ASU 2014-11 will only affect FHN’s disclosures as it does not engage in repurchase-to-maturity or repurchase financing transactions. These disclosure revisions are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition in determining expense recognition for the award. Thus, compensation cost is recognized over the requisite service period based on the probability of achievement of the performance condition. Expense is adjusted after the requisite service period for changes in the probability of achievement. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The adoption of ASU 2014-12 will have no effect on FHN.

In August 2014, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure.” ASU 2014-14 requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if 1) the loan has a government guarantee that it not separable from the loan before foreclosure, 2) at the time of foreclosure the creditor has the intent to convey the real estate to the guarantor and make a recoverable claim on the guarantee and 3) at the time of foreclosure any amount of the claim that is based on the fair value of the real estate is fixed. For qualifying foreclosures, the amount of the receivable recognized should be measured based on the amount of the loan balance expected to be recovered from the guarantor. ASU 2014-14 is effective for annual and interim periods beginning after December 15, 2014 and may be adopted through either a prospective only approach or through a reclassification from other real estate owned to other receivable on the effective date. FHN currently classifies foreclosed properties with government guarantees within other real estate owned and plans to adopt ASU 2014-14 prospectively.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If such events or conditions exist, disclosures are required and management should evaluate whether its plans sufficiently alleviate the substantial doubt. ASU 2014-15 is effective for the annual period ending after December 15, 2015 and all interim and annual periods thereafter. The provisions of ASU 2014-15 are not anticipated to affect FHN.

FIRST HORIZON NATIONAL CORPORATION

QUARTERLY FINANCIAL INFORMATION

Table 30  –  Summary of Quarterly Financial Information

(Dollars in millions except per share data)	2014				2013
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Summary income information:
Interest income	$179.4	$178.9	$177.4	$173.6	$179.1	$182.6	$184.0	$186.4
Interest expense	20.4	19.3	20.6	21.2	21.9	23.8	24.0	25.0
Provision for loan losses	6.0	6.0	5.0	10.0	15.0	10.0	15.0	15.0
Noninterest income	119.6	157.8	126.9	145.7	135.0	150.5	142.6	156.4
Noninterest expense	209.5	246.2	165.3	220.2	257.1	433.6	227.4	240.5
Income/(loss) from continuing operations	50.9	49.7	81.2	49.2	53.9	(103.1)	45.2	44.5
Income/(loss) from discontinued operations, net of tax	-	-	-	-	-	0.1	-	0.5
Net income/(loss)	50.9	49.7	81.2	49.2	53.9	(103.0)	45.2	45.0
Income/(loss) available to common shareholders	$46.4	$45.3	$76.8	$44.9	$49.4	$(107.5)	$40.8	$41.0

Earnings/(loss) per common share from continuing operations	$0.20	$0.19	$0.33	$0.19	$0.21	$(0.45)	$0.17	$0.17
Earnings/(loss) per common share	0.20	0.19	0.33	0.19	0.21	(0.45)	0.17	0.17
Diluted earnings/(loss) per common share from continuing operations	0.20	0.19	0.32	0.19	0.21	(0.45)	0.17	0.17
Diluted earnings/(loss) per common share	0.20	0.19	0.32	0.19	0.21	(0.45)	0.17	0.17

Common stock information:
Closing price per share:
High	$13.91	$12.96	$12.56	$12.56	$11.68	$12.55	$11.67	$11.26
Low	11.37	11.47	11.18	11.22	10.65	10.99	9.72	9.96
Period-end	13.58	12.28	11.86	12.34	11.65	10.99	11.20	10.68
Cash dividends declared per share	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05

FIRST HORIZON NATIONAL CORPORATION

NON-GAAP INFORMATION

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:

Table 31  –  Non-GAAP to GAAP Reconciliation

(Dollars in thousands)	2014	2013

Tangible Common Equity (Non-GAAP)
(A) Total equity (GAAP)	$2,590,968	$2,500,751
Less: Noncontrolling interest (a)	295,431	295,431
Less: Preferred Stock	95,624	95,624

Total common equity	2,199,913	2,109,696
Less: Intangible assets (GAAP) (b)	175,450	163,931

(B) Tangible common equity (Non-GAAP)	2,024,463	1,945,765
Less: Unrealized gains/(losses) on AFS securities, net of tax	18,581	(11,241)

(C) Adjusted tangible common equity (Non-GAAP)	$2,005,882	$1,957,006

Tangible Assets (Non-GAAP)
(D) Total assets (GAAP)	$25,672,887	$23,789,833
Less: Intangible assets (GAAP) (b)	175,450	163,931

(E) Tangible assets (Non-GAAP)	$25,497,437	$23,625,902

Tier 1 Common (Non-GAAP)
(F) Tier 1 capital (c)	$2,813,503	$2,618,976
Less: Noncontrolling interest – FTBNA preferred stock (a) (d)	294,816	294,816
Less: Preferred Stock	95,624	95,624
Less: Trust preferred (e)	200,000	200,000

(G) Tier 1 Common (Non-GAAP)	$2,223,063	$2,028,536

Risk Weighted Assets
(H) Risk Weighted assets (c)	$19,452,656	$18,878,594

Ratios
(B)/(E) Tangible common equity to tangible assets (“TCE/TA”) (Non-GAAP)	7.94%	8.24%
(A)/(D) Total period-end equity to period-end assets (GAAP)	10.09	10.51
(G)/(H) Tier 1 common to risk weighted assets (Non-GAAP)	11.43	10.75
(F)/(D) Tier 1 capital to total assets (GAAP)	10.96	11.01
(C)/(H) Adjusted common equity to risk weighted assets (“TCE/RWA”) (Non-GAAP) (f)	10.31	10.37

(a)	Included in Total equity on the Consolidated Statements of Condition.

(b)	Includes Goodwill and other intangible assets, net of amortization.

(c)	Defined by and calculated in conformity with bank regulations currently applicable to FHN and FTBNA.

(d)	Represents FTBNA preferred stock included in noncontrolling interest.

(e)	Included in Term borrowings on the Consolidated Statements of Condition.

(f)	See Glossary of Terms for definition of ratio.

FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted Tangible Common Equity to Risk Weighted Assets (“TCE/RWA”)  –  Common equity excluding intangible assets and unrealized gains/(losses) on available-for-sale securities divided by risk weighted assets.

Allowance for Loan Losses (“ALLL”)  –  Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Agencies  –  In this annual report, Agencies are collectively GSEs plus GNMA.

Basis Point  –  The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure spreads and movements in interest yields and rates and in measures based on interest yields and rates.

Book Value Per Common Share  –  A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial and Standby Letters of Credit  –  Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers’ payables and receivables. Standby letters of credit are issued by an entity to ensure its customers’ performance in dealing with others.

Commitment to Extend Credit (“Unfunded Commitments”)  –  Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Common Equity Tier 1  –  A measure of a company’s capital position under U.S. Basel III capital rules first applicable to FHN in 2015, which includes common equity less goodwill, other intangibles and certain other required regulatory deductions as defined in those rules. Common Equity Tier 1 capital under U.S. Basel III in 2015 is not the same as the non-regulatory Tier 1 Common capital commonly used prior to 2015; comparisons between the two are not meaningful.

Core Businesses  –  Management treats regional banking, capital markets, and corporate as FHN’s core businesses. Non-strategic has significant legacy assets and operations that are being wound down.

Core Deposits  –  Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument  –   A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings/(Loss) Per Common Share (“Diluted EPS”)  –  Net income/(loss) available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Discharged Bankruptcies  –  Residential real estate secured loans where the borrower has been discharged from personal liability through bankruptcy proceedings. Such loans that have not been reaffirmed by the borrower are charged down to estimated collateral value less disposition costs (net realizable value) and are reported as nonaccruing TDRs.

Earning Assets  –  Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings/(Loss) Per Common Share (“EPS”)  –  Net income/(loss) available to common shareholders, divided by the weighted average number of common shares outstanding.

FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Excess Interest-Only Strip  –  Financial asset representing the right to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights.

Fully Taxable Equivalent (“FTE”)  –  Reflects the amount of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Forward Contracts  –  Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Government Sponsored Entities (“GSEs”)  –  In this annual report, the term “GSEs” includes Fannie Mae and Freddie Mac.

Individually Impaired Loans  –  Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment.

Interest-Only Strip  –  Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

Interest Rate Caps and Floors  –  Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper “capped” level or falls below a fixed lower “floor” level on specified future dates.

Interest Rate Option  –  A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Swap  –  An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions  –  Options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio  –  Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available-for-sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Limited Issue Focused Examination (“LIFE”)  –  An accelerated, issue driven examination process where the taxpayer and examiner work together on the most significant issues on the tax return, which results in a more focused examination.

Lower of Cost or Market (“LOCOM”)  –  A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.

Market Capitalization  –  Market value of a company is computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities (“MBS”)  –  Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Warehouse  –  Mortgage loans that have been closed and funded and are awaiting sale and delivery into the secondary market. Also includes loans that management does not have the intent to hold for the foreseeable future.

FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Mortgage Servicing Rights (“MSR”)  –  The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Margin (“NIM”)  –  Expressed as a percentage, net interest margin is a ratio computed by dividing a day-weighted fully taxable equivalent net interest income by average earning assets.

Net Interest Spread  –  The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual or Nonperforming Loans  –  Loans on which interest accruals have been discontinued due to the borrower’s financial difficulties. Interest income on these loans is generally reported on a cash basis as it is collected after recovery of principal.

Non-GAAP  –  Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 31 of MD&A.

Nonperforming Assets (“NPAs”)  –  Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.

Origination Fees  –  A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses  –  The periodic charge to earnings for inherent losses in the loan portfolio.

Purchased Credit Impaired (“PCI”) Loans  –  Acquired loans that have experienced deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured.

Purchase Obligation  –  An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds  –  The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, and other short-term borrowings.

Restricted Real Estate Loans and Secured Borrowings  –  Includes restricted loans that are assets of a consolidated variable interest entity that can be used only to settle obligations of the consolidated variable interest entity and loans from nonconsolidated variable interest entities in which the securitization did not qualify for sale treatment per GAAP. These loans secure long-term borrowings of the respective VIE.

Repurchase Agreement  –  A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Return on Average Assets (“ROA”)  –  A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Common Shareholders’ Equity (“ROE”)  –  A measure of profitability that indicates what an institution earned on its shareholders’ investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.

Risk-Adjusted Assets  –  A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization’s assets and off-balance sheet financial instruments. For FHN, the risk-adjustment calculations changed appreciably in 2015 under the U.S. Basel III rules.

FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Tangible Common Equity to Tangible Assets (“TCE/TA”)  –  A ratio which may be used to evaluate a company’s capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company’s total assets less goodwill and other intangible assets.

Tier 1 Capital Ratio  –  Ratio consisting of shareholders’ equity adjusted for certain unrealized gains/(losses) on available-for-sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets. The components of Tier 1 capital, including the risk-adjustment of assets, changed significantly for FHN beginning in 2015 so that comparisons of a Tier 1 capital ratio after 2014 with a ratio prior to 2015 may not be meaningful.

Tier 1 Common  –  A measure of a company’s capital position associated with U.S. capital rules applicable to FHN prior to 2015, which includes Tier 1 capital as then defined less preferred stock amounts.

Total Capital Ratio  –  Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets. The components of the Total capital ratio, including the risk-adjustment of assets, changed significantly for FHN beginning in 2015 so that comparisons of a Total capital ratio after 2014 with a ratio prior to 2015 may not be meaningful.

Troubled Debt Restructuring (“TDR”)  –  A loan is identified and reported as a TDR when FHN has granted an economic concession to a borrower experiencing financial difficulty.

FIRST HORIZON NATIONAL CORPORATION

ACRONYMS

AFS	Available-for-sale
ALCO	Asset/Liability Committee
ALLL	Allowance for loan losses
ALR	Average loss rate model
ALT A	Alternative-A
ASC	FASB Accounting Standards Codification
ASU	Accounting Standards Update
BOLI	Bank-owned life insurance
C&I	Commercial, financial, and industrial loan portfolio
CD	Certificate of deposit
CDO	Collateralized debt obligation
CEO	Chief Executive Officer
CFPB	Consumer Financial Protection Bureau
CLTV	Combined loan-to-value
CMO	Collateralized mortgage obligations
CPP	U.S. treasury capital purchase program
CRA	Credit Risk Assurance
CRE	Commercial Real Estate
CRMC	Credit Risk Management Committee
DOJ	U.S. Department of Justice
DRA	Definitive resolution agreement
DSCR	Debt service coverage ratios
DTA	Deferred tax asset
DTI	Debt-to-income
DTL	Deferred tax liability
EPS	Earnings per share
ESOP	Employee stock ownership plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FFP	Federal funds purchased
FFS	Federal funds sold
FH	First Horizon
FHA	Federal Housing Administration
FHFA	Federal Housing Finance Agency
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation or Freddie Mac
FHN	First Horizon National Corporation
FICO	Fair Isaac Corporation
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association or Fannie Mae
FRB	Federal Reserve Bank or the Fed
FTBNA	First Tennessee Bank National Association
FTE	Fully taxable equivalent
FTHC	First Tennessee Housing Corporation
FTNF	FTN Financial
FTNMC	First Tennessee New Markets Corporation

FIRST HORIZON NATIONAL CORPORATION

ACRONYMS (continued)

FTRESC	FT Real Estate Securities Company, Inc.
FTP	Funds Transfer Pricing
GAAP	Generally accepted accounting principles
GNMA	Government National Mortgage Association or Ginnie Mae
GSE	Government sponsored enterprises, in this filing references Fannie Mae and Freddie Mac
HAMP	Home Affordable Modification Program
HELOC	Home equity lines of credit
HFS	Held-for-sale
HTM	Held-to-maturity
HUD	Department of Housing and Urban Development
IO	Interest-only
IPO	Initial public offering
IRS	Internal Revenue Service
LGD	Loss given default
LIBOR	London Inter-Bank Offered Rate
LIHTC	Low Income Housing Tax Credit
LLC	Limited Liability Company
LOCOM	Lower of cost or market
LRRD	Loan Rehab and Recovery Department
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management’s Discussion and Analysis of Financial Condition and Results of Operations
MI	Private mortgage insurance
MNB	Mountain National Bank
MSR	Mortgage servicing rights
NAICS	North American Industry Classification System
NII	Net interest income
NIM	Net interest margin
NMTC	New Market Tax Credit
NOL	Net operating loss
NPA	Nonperforming asset
NPL	Nonperforming loan
NRV	Net realizable value
NSF	Non-sufficient funds
OCC	Office of the Comptroller of the Currency
OIS	Overnight indexed swap
OTC	One-time close, a mortgage product which allowed simplified conversion of a construction loan to permanent financing
OTTI	Other than temporary impairment
P&I	Principal and interest
PCI	Purchased credit impaired
PD	Probability of default
PM	Portfolio managers
PO	Principal-only
PreTSL	Preferred Term Securities Limited
QSPE	Qualifying special purposes entities

FIRST HORIZON NATIONAL CORPORATION

ACRONYMS (continued)

R/E	Real estate
REIT	Real estate investment trust
Res CRE	Residential commercial real estate construction loan portfolio or residential CRE
RM	Relationship managers
ROA	Return on assets
ROE	Return on common equity
RSU	Restricted stock unit
RWA	Risk weighted assets
SBA	Small Business Administration
SEC	Securities and Exchange Commission
SVaR	Stressed Value-at-Risk
TA	Tangible assets
TCE	Tangible common equity
TDR	Troubled Debt Restructuring
TRUP	Trust preferred loan
UPB	Unpaid principal balance
UST	United States Treasury Department
UTB	Unrecognized tax benefit
VA	Veterans Administration
VaR	Value-at-Risk
VIE	Variable Interest Entities

FIRST HORIZON NATIONAL CORPORATION

REPORT OF MANAGEMENT
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management at First Horizon National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon National Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of First Horizon National Corporation’s internal control over financial reporting as of December 31, 2014. This assessment was based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2014.

First Horizon National Corporation’s independent auditors have issued an attestation report on First Horizon National Corporation’s internal control over financial reporting. That report appears on the following page.

FIRST HORIZON NATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Horizon National Corporation:

We have audited First Horizon National Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, First Horizon National Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of condition of First Horizon National Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 24, 2015 expressed an unqualified opinion on those consolidated financial statements.

Memphis, Tennessee
February 24, 2015

FIRST HORIZON NATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Horizon National Corporation:

We have audited the accompanying consolidated statement of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three- year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Memphis, Tennessee
February 24, 2015

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands, except share amounts)	December 31
	2014	2013

Assets:
Cash and due from banks	$349,171	$349,216
Federal funds sold	63,080	66,079
Securities purchased under agreements to resell (Note 24)	659,154	412,614

Total cash and cash equivalents	1,071,405	827,909

Interest-bearing cash	1,621,967	730,297
Trading securities	1,194,391	801,718
Loans held-for-sale	141,285	370,152
Securities available-for-sale (Note 3)	3,556,613	3,398,457
Securities held-to-maturity (Note 3)	4,292	-
Loans, net of unearned income (Note 4)	16,230,166	15,389,074
Less: Allowance for loan losses (Note 5)	232,448	253,809

Total net loans	15,997,718	15,135,265

Mortgage servicing rights (Note 7)	2,517	72,793
Goodwill (Note 8)	145,932	141,943
Other intangible assets, net (Note 8)	29,518	21,988
Capital markets receivables	42,488	45,255
Premises and equipment, net (Note 6)	302,996	305,244
Real estate acquired by foreclosure	39,922	71,562
Derivative assets (Note 23)	134,088	181,866
Other assets	1,387,755	1,685,384

Total assets	$25,672,887	$23,789,833

Liabilities and equity:
Deposits:
Savings	$7,455,354	$6,732,326
Time deposits	831,666	951,755
Other interest-bearing deposits	4,140,991	3,859,079
Certificates of deposit $100,000 and more	445,272	553,957

Interest-bearing	12,873,283	12,097,117
Noninterest-bearing	5,195,656	4,637,839

Total deposits	18,068,939	16,734,956

Federal funds purchased (Note 10)	1,037,052	1,042,633
Securities sold under agreements to repurchase (Note 10 and Note 24)	562,214	442,789
Trading liabilities (Note 10)	594,314	368,348
Other short-term borrowings (Note 10)	157,218	181,146
Term borrowings (Note 11)	1,880,105	1,739,859
Capital markets payables	18,157	21,173
Derivative liabilities (Note 23)	119,239	154,280
Other liabilities	644,681	603,898

Total liabilities	23,081,919	21,289,082

Equity:
First Horizon National Corporation Shareholders’ Equity:
Preferred stock – Series A, non-cumulative perpetual, no par value, liquidation preference of $100,000 per share – (shares authorized – 1,000; shares issued – 1,000 on December 31, 2014 and 2013)	95,624	95,624
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 234,219,663 on December 31, 2014 and 236,369,554 on December 31, 2013)	146,387	147,731
Capital surplus	1,380,809	1,416,767
Undivided profits	860,963	695,207
Accumulated other comprehensive loss, net (Note 15)	(188,246)	(150,009)

Total First Horizon National Corporation Shareholders’ Equity	2,295,537	2,205,320

Noncontrolling interest (Note 12)	295,431	295,431

Total equity	2,590,968	2,500,751

Total liabilities and equity	$25,672,887	$23,789,833

See accompanying notes to consolidated financial statements.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands except per share data, unless otherwise noted)	Year Ended December 31
	2014	2013	2012

Interest income:
Interest and fees on loans	$571,798	$599,710	$648,555
Interest on investment securities available-for-sale	93,233	83,787	98,450
Interest on investment securities held-to-maturity	287	-	-
Interest on loans held-for-sale	11,170	12,982	14,906
Interest on trading securities	31,991	34,548	35,363
Interest on other earning assets	770	1,026	1,679

Total interest income	709,249	732,053	798,953

Interest expense:
Interest on deposits:
Savings	11,562	14,762	19,744
Time deposits	9,076	15,879	21,265
Other interest-bearing deposits	3,078	3,747	5,896
Certificates of deposit $100,000 and more	3,090	5,642	8,311
Interest on trading liabilities	15,390	13,624	10,450
Interest on short-term borrowings	4,765	4,704	5,286
Interest on term borrowings	34,570	36,321	39,334

Total interest expense	81,531	94,679	110,286

Net interest income	627,718	637,374	688,667
Provision for loan losses	27,000	55,000	78,000

Net interest income after provision for loan losses	600,718	582,374	610,667

Noninterest income:
Capital markets	200,595	272,364	334,912
Deposit transactions and cash management	111,951	114,383	120,168
Mortgage banking	71,257	33,275	51,890
Brokerage, management fees and commissions	49,099	42,261	34,934
Trust services and investment management	27,777	26,523	24,319
Bankcard income	23,697	20,482	22,384
Bank-owned life insurance	16,394	16,614	18,805
Other service charges	11,882	13,440	12,935
Equity securities gains/(losses), net	2,872	2,211	365
Insurance commissions	2,257	3,023	3,148
Debt securities gains/(losses), net (Note 15)	-	(451)	328
Gain on divestiture	-	111	200
All other income and commissions (Note 14)	32,263	40,341	46,941

Total noninterest income	550,044	584,577	671,329

Adjusted gross income after provision for loan losses	1,150,762	1,166,951	1,281,996

Noninterest expense:
Employee compensation, incentives, and benefits (2014 and 2013 include $5.1 million and $10.1 million, respectively, of expense associated with pension and post-retirement plans reclassified from accumulated other comprehensive income)	478,159	529,041	640,857
Occupancy	54,018	50,565	49,027
Legal and professional fees	44,205	53,359	38,750
Computer software	42,931	40,327	40,018
Operations services	35,247	35,215	35,429
Equipment rentals, depreciation, and maintenance	29,964	31,738	31,246
Contract employment and outsourcing	19,420	35,920	41,198
Advertising and public relations	18,683	18,239	17,439
Communications and courier	16,074	17,958	18,318
FDIC premium expense	11,464	20,156	27,968
Amortization of intangible assets	4,170	3,912	3,910
Foreclosed real estate	2,503	4,299	11,041
Repurchase and foreclosure provision	(4,300)	170,000	299,256
All other expense (Note 14)	88,673	147,872	129,244

Total noninterest expense	841,211	1,158,601	1,383,701

Income/(loss)before income taxes	309,551	8,350	(101,705)
Provision/(benefit) for income taxes (2014 and 2013 include $2.0 million and $4.1 million, respectively, of tax benefit reclassified from accumulated other comprehensive income ) (Note 16)	78,501	(32,169)	(85,262)

Income/(loss) from continuing operations	231,050	40,519	(16,443)
Income/(loss) from discontinued operation, net of tax (a)	-	548	148

Net income/(loss)	$231,050	$41,067	$(16,295)

Net income attributable to noncontrolling interest	11,527	11,465	11,464

Net income/(loss) attributable to controlling interest	$219,523	$29,602	$(27,759)

Preferred stock dividends	6,200	5,838	-

Net income/(loss) available to common shareholders	$213,323	$23,764	$(27,759)

Basic earnings/(loss) per share from continuing operations (Note 17)	$0.91	$0.10	$(0.11)

Diluted earnings/(loss) per share from continuing operations (Note 17)	$0.90	$0.10	$(0.11)

Basic earnings/(loss) per share available to common shareholders (Note 17)	$0.91	$0.10	$(0.11)

Diluted earnings/(loss) per share available to common shareholders (Note 17)	$0.90	$0.10	$(0.11)

Weighted average common shares (Note 17)	234,997	237,972	248,349

Diluted average common shares (Note 17)	236,735	239,794	248,349

See accompanying notes to consolidated financial statements.

(a)	Due to the nature of the preferred stock issued by FHN and its subsidiaries, all components of Income/(loss) from discontinued operations, net of tax have been attributed solely to FHN as the controlling interest holder.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)	Year Ended December 31
	2014	2013	2012

Net income/(loss)	$231,050	$41,067	$(16,295)
Other comprehensive income/(loss), net of tax:
Fair value adjustments on securities available-for-sale arising during the period, Net of tax of $18.1 million for 2014, $(41.9) million for 2013 and $(7.4) million for 2012	29,822	(66,768)	(11,619)
Reclassification adjustment for (gain)/loss on securities available-for-sale included in Net income/(loss), Net of tax of $.2 million for 2013 and $(.1) million for 2012	-	277	(200)

Fair value adjustments on securities available-for-sale	29,822	(66,491)	(11,819)

Net actuarial gain/(loss) arising during the period, Net of tax of $(44.8) million for 2014, $31.4 million for 2013 and $(17.9) million for 2012	(71,173)	50,064	(27,204)
Prior service credit/(cost) arising during the period, Net of tax of $4.1 million for 2013	-	6,563	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost, Net of tax of $2.0 million for 2014, $3.9 million for 2013 and $15.0 million for 2012	3,114	6,198	22,836

Total pension and post retirement plans	(68,059)	62,825	(4,368)

Other comprehensive income/(loss)	(38,237)	(3,666)	(16,187)

Comprehensive income/(loss)	192,813	37,401	(32,482)

Comprehensive income attributable to noncontrolling interest	11,527	11,465	11,464

Comprehensive income/(loss) attributable to controlling interest	$181,286	$25,936	$(43,946)

See accompanying notes to consolidated financial statements.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest

Balance, December 31, 2011	257,468	$2,684,637	$-	$160,918	$1,601,346	$757,364	$(130,156)	$295,165
Net income/(loss)	-	(16,295)	-	-	-	(27,759)	-	11,464
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	(11,819)	-	-	-	-	(11,819)	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	(27,204)	-	-	-	-	(27,204)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	22,836	-	-	-	-	22,836	-

Comprehensive income/(loss)	-	(32,482)	-	-	-	(27,759)	(16,187)	11,464

Cash dividends declared ($.04 per share)	-	(9,933)	-	-	-	(9,933)	-	-
Common stock repurchased (b)	(14,502)	(133,757)	-	(9,064)	(124,693)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	632	144	-	395	(251)	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(4,140)	-	-	(4,140)	-	-	-
Stock-based compensation expense	-	16,201	-	-	16,201	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,464)	-	-	-	-	-	(11,464)

Balance, December 31, 2012	243,598	2,509,206	-	152,249	1,488,463	719,672	(146,343)	295,165
Net income/(loss)	-	41,067	-	-	-	29,602	-	11,465
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	(66,491)	-	-	-	-	(66,491)	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	50,064	-	-	-	-	50,064	-
Prior service credit/(loss) arising during the period	-	6,563	-	-	-	-	6,563	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	6,198	-	-	-	-	6,198	-

Comprehensive income/(loss)	-	37,401	-	-	-	29,602	(3,666)	11,465

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (continued)

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest

Preferred stock issuance (1,000 shares issued at $100,000 per share net of offering costs)	-	95,624	95,624	-	-	-	-	-
Cash dividends declared:
Preferred stock ($5,838 per share)	-	(5,838)	-	-	-	(5,838)	-	-
Common stock ($.20 per share)	-	(48,302)	-	-	-	(48,302)	-	-
Common stock repurchased (b)	(8,356)	(91,448)	-	(5,223)	(86,225)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	1,128	659	-	705	(46)	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(1,569)	-	-	(1,569)	-	-	-
Stock-based compensation expense	-	16,144	-	-	16,144	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,465)	-	-	-	-	-	(11,465)
Real estate investment trust (“REIT”) preferred stock issuance	-	92	-	-	-	-	-	92
Acquired noncontrolling interest – REIT	-	174	-	-	-	-	-	174
Other changes in equity	-	73	-	-	-	73	-	-

Balance, December 31, 2013	236,370	2,500,751	95,624	147,731	1,416,767	695,207	(150,009)	295,431
Net income/(loss)	-	231,050	-	-	-	219,523	-	11,527
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	29,822	-	-	-	-	29,822	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	(71,173)	-	-	-	-	(71,173)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	3,114	-	-	-	-	3,114	-

Comprehensive income/(loss)	-	192,813	-	-	-	219,523	(38,237)	11,527

Cash dividends declared:
Preferred stock ($6,200 per share)	-	(6,200)	-	-	-	(6,200)	-	-
Common stock ($.20 per share)	-	(47,567)	-	-	-	(47,567)	-	-
Common stock repurchased (b)	(3,554)	(43,579)	-	(2,221)	(41,358)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	1,404	2,146	-	877	1,269	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(7,220)	-	-	(7,220)	-	-	-
Stock-based compensation expense	-	11,351	-	-	11,351	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,527)	-	-	-	-	-	(11,527)

Balance, December 31, 2014	234,220	$2,590,968	$95,624	$146,387	$1,380,809	$860,963	$(188,246)	$295,431

See accompanying notes to consolidated financial statements.

(a)	Due to the nature of the preferred stock issued by FHN’s subsidiaries, all components of other comprehensive income/(loss) have been attributed solely to FHN as the controlling interest holder.

(b)

2014 includes $38.5 million repurchased under the share repurchase program launched in 2014. 2013 and 2012 include $87.6 million, and $131.0 million, respectively, repurchased under the share repurchase program which was active from October 2011 to January 2014.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31
		2014	2013	2012

Operating	Net income/(loss)	$231,050	$41,067	$(16,295)
Activities	Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:
	Provision for loan losses	27,000	55,000	78,000
	Provision/(benefit) for deferred income taxes	9,081	(9,376)	(70,266)
	Depreciation and amortization of premises and equipment	35,715	36,514	35,028
	Amortization of intangible assets	4,170	3,912	3,910
	Net other amortization and accretion	17,009	31,187	79,034
	Net (increase)/decrease in derivatives	170	650	(8,847)
	Fair value adjustment on mortgage servicing rights	(1,248)	(20,182)	5,075
	Repurchase and foreclosure provision	(4,300)	170,000	299,256
	Fair value adjustment to foreclosed real estate	3,465	4,987	9,422
	Litigation and regulatory matters	(2,720)	63,654	33,313
	(Gains)/losses on divestitures	-	(638)	(485)
	Stock-based compensation expense	11,351	16,144	16,201
	Tax benefit reversals stock-based compensation plans	7,220	1,569	4,140
	Equity securities (gains)/losses, net	(2,872)	(2,211)	(365)
	Debt securities (gains)/losses, net	-	451	(328)
	(Gains)/losses on extinguishment of debt	4,166	-	-
	Loss on deconsolidation of debt	1,960	-	-
	Net (gains)/losses on sale/disposal of fixed assets	1,906	2,213	(2,540)
	Proceeds from sale of mortgage servicing rights	70,204	39,633	-
	Net (increase)/decrease in:
	Trading securities	(392,806)	455,520	(283,239)
	Loans held-for-sale	228,867	31,785	11,960
	Capital markets receivables	2,767	72,517	(31,598)
	Interest receivable	1,911	3,571	6,007
	Other assets	288,148	8,787	188,423
	Net increase/(decrease) in:
	Capital markets payables	(3,016)	(89,156)	24,434
	Interest payable	169	(4,301)	(2,386)
	Other liabilities	(60,599)	(285,843)	(223,446)
	Trading liabilities	225,966	(196,081)	217,144

	Total adjustments	473,684	390,306	387,847

	Net cash provided/(used) by operating activities	704,734	431,373	371,552

Investing	Available-for-sale securities:
Activities	Sales	7,829	63,787	47,536
	Maturities	627,487	899,591	1,085,524
	Purchases	(751,365)	(1,348,526)	(1,157,906)
	Premises and equipment:
	Sales	3,507	765	7,354
	Purchases	(31,404)	(27,349)	(21,862)
	Net (increase)/decrease in:
	Loans	(866,107)	1,464,212	(489,308)
	Interests retained from securitizations classified as trading securities	1,692	5,482	8,736
	Interest-bearing cash	(891,670)	(349,940)	99,483
	Cash receipts related to divestitures	-	1,638	5,278
	Cash received for acquisition	413,352	53,293	-

	Net cash provided/(used) by investing activities	(1,486,679)	762,953	(415,165)

Financing	Common stock:
Activities	Stock options exercised	1,864	651	144
	Cash dividends paid	(47,366)	(38,229)	(10,066)
	Repurchase of shares (a)	(43,579)	(91,533)	(133,757)
	Tax benefit reversals stock-based compensation plans	(7,220)	(1,569)	(4,140)
	Preferred stock issuance	-	95,624	-
	Cash dividends paid – preferred stock – noncontrolling interest	(11,465)	(11,465)	(11,406)
	Cash dividends paid – Series A preferred stock	(6,200)	(4,288)	-
	Term borrowings:
	Issuance	397,672	-	2,699
	Payments/maturities	(23,572)	(430,088)	(234,209)
	Increases in restricted and secured term borrowings	2,310	5,052	7,595
	Net cash paid to deconsolidate/collapse securitization trusts	(225,151)	-	-
	Net increase/(decrease) in:
	Deposits	898,232	(258,184)	416,700
	Short-term borrowings	89,916	(738,650)	288,060

	Net cash provided/(used) by financing activities	1,025,441	(1,472,679)	321,620

	Net increase/(decrease) in cash and cash equivalents	243,496	(278,353)	278,007

	Cash and cash equivalents at beginning of period	827,909	1,106,262	828,255

	Cash and cash equivalents at end of period	$1,071,405	$827,909	$1,106,262

Supplemental	Total interest paid	$81,151	$97,387	$111,033
Disclosures	Total taxes paid	77,779	5,437	33,112
	Total taxes refunded	3,947	26,113	169,396
	Transfer from loans to other real estate owned	20,877	23,340	33,558

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	2014 includes $38.5 million repurchased under the share repurchase program launched in January 2014. 2013 and 2012 include $87.6 million and $131.0 million, respectively, repurchased under the share repurchase program which was active from October 2011 to January 2014.

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

Business Combinations. FHN accounts for acquisitions as a business combination in accordance with ASC 805, “Business Combinations,” which requires acquired assets and liabilities (other than tax balances) to be recorded at fair value. Business combinations are included in the financial statements from the respective dates of acquisition. Acquisition related costs are expensed as incurred.

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

Investment Securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment (“OTTI”). The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and FHN’s intent and ability to hold the security. Securities that may be sold prior to maturity and equity securities are classified as securities available-for-sale and are carried at fair value. The unrealized gains and losses on securities available-for-sale, including debt securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders’ equity. Venture capital investments were classified as securities available-for-sale and were carried at fair value with unrealized gains and losses recognized in noninterest income.

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

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. All of FHN’s securities purchased under agreements to resell are recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the FRB or to the applicable counterparty. Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds. All of FHN’s securities sold under agreements to repurchase are secured borrowings.

Collateral is valued daily and FHN may require counterparties to deposit additional securities or cash as collateral, or FHN may return cash or securities previously pledged by counterparties, or FHN may be required to post additional securities or cash as collateral, based on the contractual requirements for these transactions.

FHN’s capital markets business utilizes securities borrowing arrangements as part of its trading operations. Securities borrowing transactions generally require FHN to deposit cash with the securities lender. The amount of cash advanced is recorded within Securities purchased under agreements to resell in the Consolidated Statements of Condition. These transactions are not considered purchases and the securities borrowed are not recognized by FHN. FHN does not conduct securities lending transactions.

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

Loans Held-for-Sale and Securitization and Residual Interests. Prior to fourth quarter 2008, FHN originated first lien mortgage loans (“the warehouse”) for the purpose of selling them in the secondary market through sales to government sponsored enterprises (“GSEs”), through proprietary securitizations, and to a lesser extent through other whole loan sales. In addition, FHN sold certain of the second lien mortgages and home equity lines of credit (“HELOC”) it produced in the secondary market through securitizations and whole loan sales through third quarter 2007.

Loans originated or purchased in which management lacks the intent to hold are included in loans held-for-sale in the Consolidated Statements of Condition. FHN has elected the fair value option on a prospective basis for almost all types of mortgage loans held for sale. Such loans are carried at fair value, with changes in the fair value of closed-end mortgage loans recognized in the mortgage banking noninterest income section of the Consolidated Statements of Income. Changes in the fair value of HELOCs are recognized in the other income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded by FHN when earned and related direct loan origination costs are recognized when incurred. See Note 25 – Fair Value of Assets and Liabilities for additional information. FHN accounts for all mortgage loans held-for-sale which were originated prior to 2008 and for mortgage loans held-for-sale for which fair value accounting was not elected at the lower of cost or market value (“LOCOM”).

Mortgage loans insured by the Federal Housing Administration (“FHA”) and mortgage loans guaranteed by the Veterans Administration (“VA”) were generally securitized through the Government National Mortgage Association (“GNMA”, “Ginnie Mae”, or “Ginnie”) programs. Generally, conforming conventional loans were securitized through GSEs such as the Federal National Mortgage Association (“FNMA”, “Fannie Mae”, or “Fannie”) and the Federal Home Loan Mortgage Corporation (“FHLMC”, “Freddie Mac” or “Freddie”). In addition, FHN completed proprietary securitizations of nonconforming first lien and second lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies. Most of these securitizations are accounted for as sales; the one that does not qualify for sale treatment is accounted for as a consolidated VIE.

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans or charge-off. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. As required by ASC 310, “Receivables”, FHN segregates the loan portfolio into segments and then further disaggregates the portfolio into classes for certain disclosures. Commercial loan portfolio segments include commercial, financial, and industrial (“C&I”) and commercial real estate (“CRE”). Commercial classes within C&I include general C&I, loans to mortgage companies, the trust preferred loans (“TRUPs”) (i.e., loans to bank and insurance-related businesses) portfolio and purchased credit impaired (“PCI”) loans. Loans to mortgage companies includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Commercial classes within commercial real estate include income CRE, residential CRE and PCI loans. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other segment. Retail classes include HELOC, real estate (“R/E”) installment and PCI loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other.

Nonaccrual and Past Due Loans. Generally, loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive payments, but there are atypical loan structures or other borrower-specific issues.

•	The accrual status policy for commercial troubled debt restructurings (“TDRs”) follows the same internal policies and procedures as other commercial portfolio loans.

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

•

Residential real estate secured loans discharged in bankruptcy that have not been reaffirmed by the borrower (“discharged bankruptcies”) are placed on nonaccrual regardless of delinquency status and reported as TDRs.

•	Current second lien residential real estate loans that are junior to first liens that are 90 or more days past due, are a bankruptcy, or a troubled debt restructuring are placed on nonaccrual status.

•

Consumer real estate (HELOC and residential real estate installment loans), if not already on nonaccrual per above situations, are placed on nonaccrual if the loan is 30 or more days delinquent at the time of modification and is also determined to be a TDR.

•

Government guaranteed/insured residential mortgage loans remain on accrual (even if the loan falls into one of the above categories) because the collection of principal and interest is reasonably assured.

For commercial and retail loans within each portfolio segment and class that have been placed on nonaccrual status, accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual loans are normally applied to outstanding principal first. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Generally, commercial and retail loans within each portfolio segment and class that have been placed on nonaccrual status can be returned to accrual status if all principal and interest is current and FHN expects full repayment of the remaining contractual principal and interest, or the asset becomes well-secured and is in the process of collection. This typically requires that a borrower make payments in accordance with the contractual terms for a sustained period of time (generally for a minimum of six months) before being returned to accrual status.

Residential real estate loans discharged through Chapter 7 bankruptcy and not reaffirmed by the borrower are not returned to accrual status. For current second liens that have been placed on nonaccrual because the first lien is 90 or more days past due or is a TDR, the second lien may be returned to accrual upon pay-off or cure of the first lien.

Charge-offs. For all commercial and retail loan portfolio segments, all losses of principal are charged to the allowance for loan losses (“ALLL”) in the period in which the loan is deemed to be uncollectible.

For consumer loans, the timing of a full or partial charge-off generally depends on the loan type and delinquency status. Generally, for the consumer real estate and permanent mortgage portfolio segments, a loan will be either partially or fully charged-off when it becomes 180 days past due. At this time, if the collateral value does not support foreclosure, balances are fully charged-off and other avenues of recovery are pursued. If the collateral value supports foreclosure, the loan is charged-down to net realizable value of the collateral less estimated costs to sell and is placed on nonaccrual status. For residential real estate loans discharged in Chapter 7 bankruptcy and not reaffirmed by the borrower, the fair value of the collateral position is assessed at the time FHN is made aware of the discharge and the loan is charged down to the net realizable value (collateral value less estimated costs to sell). Within the credit card and other portfolio segment, credit cards are normally charged-off upon reaching 180 days past due while other non-real estate consumer loans are charged-off upon reaching 120 days past due.

Impaired Loans. Impaired loans include nonaccrual commercial loans greater than $1 million and modified consumer and commercial loans that have been classified as a TDR and are individually measured for impairment under the guidance of ASC 310. See Note 4 – Loans for a discussion of methodologies utilized by FHN to measure impairment.

Purchased Credit Impaired Loans. ASC 310-30 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, provides guidance for acquired loans that have experienced deterioration of credit quality between

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured (“PCI loans”). PCI loans are initially recorded at fair value which is estimated by discounting expected cash flows at acquisition date. The expected cash flows include all contractually expected amounts (including interest) and incorporate an estimate for future expected credit losses, pre-payment assumptions, and yield requirement for a market participant, among other things. To the extent possible, certain PCI loans were aggregated into pools with composite interest rate and cash flows expected to be collected for the pool. Aggregation into loan pools is based upon common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics. Each PCI pool is accounted for as a single unit.

Accretable yield is initially established at acquisition and is the excess of cash flows expected at acquisition over the initial investment in the loan and is recognized in interest income over the remaining life of the loan, or pool of loans. Nonaccretable difference is initially established at acquisition and is the difference between the contractually required payments at acquisition and the cash flows expected to be collected at acquisition. FHN estimates expected cash flows for PCI loans on a quarterly basis. Increases in expected cash flows from the last measurement result in reversal of any nonaccretable difference (or allowance for loan losses to the extent any has previously been recorded) with a prospective positive impact on interest income. Decreases to the expected cash flows result in an increase in the allowance for loan losses through provision expense.

FHN does not report PCI loans as nonperforming loans due to the accretion of interest income. Additionally, PCI loans that have been pooled and subsequently modified will not be reported as troubled debt restructurings since the pool is the unit of measurement.

Allowance for Loan Losses. The ALLL is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. The ALLL is increased by the provision for loan losses and loan recoveries and is decreased by charged-off loans. The ALLL is determined in accordance with ASC 450-20-50 “Contingencies – Accruals for Loss Contingencies” and is composed of reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans. The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics. Additionally, the ALLL includes specific reserves established in accordance with ASC 310-10-35 for loans determined by management to be individually impaired as well as reserves associated with PCI loans. Management uses analytical models based on loss experience subject to qualitative adjustment to reflect current events, trends, and conditions (including economic considerations and trends) to assess the adequacy of the ALLL as of the end of each reporting period. The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment. See Note 5 – Allowance for Loan Losses for a discussion of FHN’s ALLL methodology and a description of the models utilized in the estimation process for the commercial and consumer loan portfolios.

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

Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense, respectively.

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

Real Estate Acquired by Foreclosure. Real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Losses arising at foreclosure are charged to the appropriate valuation allowance. Properties acquired by foreclosure in compliance with HUD servicing guidelines are included in “Real estate acquired by foreclosure” and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2014, FHN had $9.5 million of these foreclosed properties.

Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of “Other intangible assets” and “Goodwill.” Other intangible assets represents intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN assesses goodwill for impairment.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with ASC 815 which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders’ equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

methodologies. FHN has elected to present its derivative assets and liabilities gross on the Consolidated Statements of Condition. Amounts of collateral posted or received have not been netted with the related derivatives. See Note 23 – Derivatives for discussion on netting of derivatives.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge or cash flow hedge as applicable, or as a free-standing derivative instrument entered into as an economic hedge or to meet customers’ needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 23 – Derivatives for additional information.

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

Summary of Accounting Changes. Effective January 2014, FHN adopted provisions of FASB ASU 2013-11 “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Generally, ASU 2013-11 requires that an unrecognized tax benefit should reduce a deferred tax asset (“DTA”) that has been established for a net operating loss (“NOL”), a tax credit carryforward, or other similar tax losses. However, if a filer does not have such carryforwards or similar tax losses at the reporting date, the uncertain tax position should be recorded as a liability. If a filer does have a DTA, but is not required by tax law of the applicable jurisdiction to use the DTA to settle additional taxes from the disallowance of a tax position and that is the filer’s intent, the uncertain tax position should be recognized as a liability in that situation as well and not netted with the DTA. The assessment of whether a DTA is available is based on the unrecognized tax benefit and DTA that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The adoption of provisions of ASU 2013-11, did not have a material effect on FHN’s statement of condition, results of operations, or cash flows.

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

Effective January 1, 2013, FHN adopted the provisions of FASB Accounting Standards Update (“ASU”) 2011-11, “Balance Sheet: Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 creates new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. ASU 2011-11 requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The scope of ASU 2011-11 includes derivatives, sale and repurchase agreements/reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The provisions of ASU 2011-11 are effective for periods beginning on or after January 1, 2013, with retrospective application to all periods presented in the financial statements required. Additionally in January 2013, FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, that narrowed the scope of ASU 2011-11. Based on this amendment, ASU 2011-11 applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. Upon adoption of ASU 2011-11, FHN revised its disclosures accordingly. The adoption of the provisions of ASU 2011-11 had no effect on FHN’s statement of condition, results of operations, or cash flows.

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

Effective January 1, 2012, FHN adopted the provisions of FASB ASU 2011-05, “Presentation of Comprehensive Income”. ASU 2011-05 requires that net income and other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also provides that regardless of the method used to present comprehensive income, presentation is required on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-05 does not change the current option for entities to present components of other comprehensive income gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which other comprehensive income is presented or disclosed in the notes to the financial statements. The provisions of ASU 2011-05 are effective for periods beginning after December 15, 2011, with retrospective application to all periods presented in the financial statements required. No transition disclosures are required upon adoption. For interim reporting periods, filers are only required to present total comprehensive income in a single continuous statement or in two consecutive statements. On December 23, 2011, the FASB issued ASU 2011-12, which indefinitely deferred the provisions of ASU 2011-05 that require entities to present reclassification adjustments out of accumulated other

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). This deferral was superseded by ASU 2013-12. Upon adoption of the provisions of ASU 2011-05 and ASU 2011-12 on January 1, 2012, FHN revised its financial statements and disclosures accordingly.

Accounting Changes Issued but Not Currently Effective. In January 2014, the FASB issued ASU 2014-01, “Equity Method and Joint Ventures: Accounting for Investments in Qualified Affordable Housing Projects.” ASU 2014-01 permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using a proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense/(benefit). A reporting entity should evaluate whether the conditions have been met to apply the proportional amortization method to an investment in a qualified affordable housing project through a limited liability entity at the time of initial investment on the basis of facts and circumstances that exist at that time. A reporting entity should reevaluate the conditions upon the occurrence of certain specified events. An investment in a qualified affordable housing project through a limited liability entity should be tested for impairment when there are events or changes in circumstances indicating that it is more likely than not that the carrying amount of the investment will not be realized. For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment. The decision to apply the proportional amortization method of accounting is an accounting policy decision that should be applied consistently to all qualifying affordable housing project investments rather than a decision to be applied to individual investments. The provisions of ASU 2014-01 are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014, and will be applied retrospectively to all periods presented. FHN continues to evaluate the effects of ASU 2014-01 on its portfolio of low income housing investments.

In January 2014, the FASB issued ASU 2014-04, “Receivables – Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” ASU 2014-04 clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. ASU 2014-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt ASU 2014-04 using either a modified retrospective transition method or a prospective transition method. Under the modified retrospective transition method, an entity should apply ASU 2014-04 by means of a cumulative-effect adjustment to residential consumer mortgage loans and foreclosed residential real estate properties existing as of the beginning of the annual period for which the amendments are effective. FHN will adopt the requirements of ASU 2014-04 prospectively and does not expect it to have a material effect on FHN’s statements of condition, results of operation or cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 does not change revenue recognition for financial instruments. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Transition to the new requirements may be made by retroactively revising prior financial statements (with certain practical expedients permitted) or by a cumulative effect through retained earnings. If the latter option is selected, additional disclosures are required for comparability. FHN is evaluating the effects of ASU 2014-09 on its revenue recognition practices.

In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” ASU 2014-11 makes two changes to accounting for repurchase agreements. First, it requires secured borrowing accounting for repurchase-to-maturity transactions. Second, it requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. ASU 2014-11 also requires additional disclosures for repurchase transactions that are recognized as secured borrowings, including disaggregation by class of collateral, the remaining contractual tenor of the arrangements and the risks inherent in the agreements. Adoption of ASU 2014-11 will only affect FHN’s disclosures as it does not engage in repurchase-to-maturity or repurchase financing transactions. These disclosure revisions are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition in determining expense recognition for the award. Thus, compensation cost is recognized over the requisite service period based on the probability of achievement of the performance condition. Expense is adjusted after the requisite service period for changes in the probability of achievement. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The adoption of ASU 2014-12 will have no effect on FHN.

In August 2014, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure.” ASU 2014-14 requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if 1) the loan has a government guarantee that it not separable from the loan before foreclosure, 2) at the time of foreclosure the creditor has the intent to convey the real estate to the guarantor and make a recoverable claim on the guarantee and 3) at the time of foreclosure any amount of the claim that is based on the fair value of the real estate is fixed. For qualifying foreclosures, the amount of the receivable recognized should be measured based on the amount of the loan balance expected to be recovered from the guarantor. ASU 2014-14 is effective for annual and interim periods beginning after December 15, 2014 and may be adopted through either a prospective only approach or through a reclassification from other real estate owned to other receivable on the effective date. FHN currently classifies foreclosed properties with government guarantees within other real estate owned and plans to adopt ASU 2014-14 prospectively.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If such events or conditions exist, additional disclosures are required and management should evaluate whether its plans sufficiently alleviate the substantial doubt. ASU 2014-15 is effective for the annual period ending after December 15, 2015 and all interim and annual periods thereafter. The provisions of ASU 2014-15 are not anticipated to affect FHN.

Note 2  ❑  Acquisitions and Divestitures

On May 27, 2014, First Tennessee Bank National Association (“FTBNA”) entered into an agreement to purchase thirteen bank branches in Middle and East Tennessee. The purchase of the branches closed on October 17, 2014. The fair value of the acquired assets totaled $437.6 million, including $413.4 million in cash, $7.5 million in fixed assets, and $15.7 million of goodwill and intangible assets. FTBNA also assumed $437.2 million of deposits associated with these branches. FTBNA paid a deposit premium of 3.32 percent and acquired an immaterial amount of loans as part of the transaction. FHN’s operating results for 2014 includes the impact of branch activity subsequent to the October 17, 2014 closing date.

FIRST HORIZON NATIONAL CORPORATION

Note 2  ❑  Acquisitions and Divestitures (continued)

On June 7, 2013, FTBNA acquired substantially all of the assets and liabilities of Mountain National Bank (“MNB”) a community bank headquartered in Sevierville, Tennessee from the Federal Deposit Insurance Corporation (“FDIC”), as receiver, pursuant to a purchase and assumption agreement. Prior to the acquisition, MNB operated 12 branches in Sevier and Blount counties in eastern Tennessee. Excluding purchase accounting adjustments, FHN acquired approximately $452 million in assets, including approximately $249 million in loans, and assumed approximately $362 million of MNB deposits. There was no premium associated with the acquired deposits and assets were acquired at a discount of $33 million from book value. FHN did not enter into a loss-sharing agreement with the FDIC associated with the MNB purchase.

FHN has accounted for these acquisitions as business combinations in accordance with ASC 805, “Business Combinations,” which requires acquired assets and liabilities (other than tax balances) to be recorded at fair value. Generally, the fair value for the acquired loans was estimated using a discounted cash flow analysis with significant unobservable inputs (Level 3) including adjustments for expected credit losses, prepayment speeds, current market rates for similar loans, and an adjustment for investor-required yield given product-type and various risk characteristics (refer to Note 4 – Loans for additional information).

The following schedule details significant assets acquired and liabilities assumed from the FDIC for MNB and estimated purchase accounting/fair value adjustments at June 7, 2013:

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

FHN’s operating results for 2014 and 2013 include the operating results of the acquired assets and assumed liabilities of MNB subsequent to the acquisition on June 7, 2013.

In relation to the branch acquisition and the MNB acquisition FHN recorded $4.0 million and $7.7 million, respectively, in goodwill, representing the excess of the estimated fair value of liabilities assumed over the

FIRST HORIZON NATIONAL CORPORATION

Note 2  ❑  Acquisitions and Divestitures (continued)

estimated fair value of the assets acquired (refer to Note 8 – Intangible Assets for additional information). Of these amounts, $4.0 million and $4.4 million, respectively, is expected to be deductible for tax purposes.

On October 21, 2014, FHN entered into an agreement with TrustAtlantic Financial Corporation (“TrustAtlantic Financial”) by which TrustAtlantic Financial will merge into a subsidiary of FHN. TrustAtlantic Financial owns all the capital stock of TrustAtlantic Bank. Trust Atlantic Financial and TrustAtlantic Bank are headquartered in Raleigh, North Carolina. TrustAtlantic Bank has five branches located in North Carolina in the communities of Raleigh, Cary and Greenville. On December 16, 2014 the parties entered into an amendment to the merger agreement. The transaction is expected to close in the first half of 2015, subject to the approval of the shareholders of TrustAtlantic Financial as well as regulatory approvals and other customary conditions to closing.

In addition to the transactions mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3  ❑  Investment Securities

The following tables summarize FHN’s investment securities on December 31, 2014 and 2013:

(Dollars in thousands)	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale (“AFS”):
U.S. treasuries	$100	$-	$-	$100
Government agency issued mortgage-backed securities (“MBS”)	716,618	35,287	(740)	751,165
Government agency issued collateralized mortgage obligations (“CMO”)	2,615,620	22,026	(26,380)	2,611,266
Other U.S. government agencies	1,755	52	-	1,807
States and municipalities	10,205	-	-	10,205
Equity and other (a)	182,184	-	(114)	182,070

Total securities available-for-sale (b)	$3,526,482	$57,365	$(27,234)	$3,556,613

Securities held-to-maturity (“HTM”):
States and municipalities	$4,292	$1,112	$-	$5,404

Total securities held-to-maturity	$4,292	$1,112	$-	$5,404

(a)	Includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $66.0 million. The remainder is money market and cost method investments.

(b)	Includes $3.3 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

(Dollars in thousands)	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale:
U.S. treasuries	$39,997	$-	$(1)	$39,996
Government agency issued MBS	796,835	32,353	(5,499)	823,689
Government agency issued CMO	2,335,718	12,399	(57,180)	2,290,937
Other U.S. government agencies	2,202	124	-	2,326
States and municipalities	15,155	-	-	15,155
Equity and other (a)	226,376	-	(22)	226,354

Total securities available-for-sale (b)	$3,416,283	$44,876	$(62,702)	$3,398,457

(a)	Includes restricted investments in FHLB-Cincinnati stock of $128.0 million and FRB stock of $66.0 million. The remainder is money market, venture capital, and cost method investments.

(b)	Includes $3.1 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

FIRST HORIZON NATIONAL CORPORATION

Note 3  ❑  Investment Securities (continued)

The amortized cost and fair value by contractual maturity for the available-for-sale and held-to-maturity securities portfolios on December 31, 2014, are provided below:

(Dollars in thousands)	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Within 1 year	$-	$-	$1,755	$1,807
After 1 year; within 5 years	-	-	1,600	1,600
After 5 years; within 10 years	-	-	-	-
After 10 years	4,292	5,404	8,705	8,705

Subtotal	4,292	5,404	12,060	12,112

Government agency issued MBS and CMO	-	-	3,332,238	3,362,431
Equity and other	-	-	182,184	182,070

Total	$4,292	$5,404	$3,526,482	$3,556,613

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on gross gains and gross losses from investment securities for the twelve months ended December 31:

(Dollars in thousands)	Available-for-Sale
	2014	2013	2012

Gross gains on sales of securities	$5,867	$4,078	$5,433
Gross (losses) on sales of securities	-	(1,193)	-

Net gain/(loss) on sales of securities (a)	$5,867	$2,885	$5,433

Venture capital investments (b)	(2,995)	-	(4,700)
Net OTTI recorded (c)	-	(1,125)	(40)

Total securities gain/(loss), net	$2,872	$1,760	$693

(a)	Proceeds from sales during 2014 were $9.2 million, inclusive of $1.4 million of equity securities. Proceeds from sales during 2013 and 2012 were $63.8 million and $47.5 million, respectively.

(b)	Includes losses on sales, write-offs and /or unrealized fair value adjustments related to venture capital investments.

(c)	OTTI recorded in 2013 and 2012 is related to equity securities.

FIRST HORIZON NATIONAL CORPORATION

Note 3  ❑  Investment Securities (continued)

The following tables provide information on investments within the available-for-sale portfolio that had unrealized losses as of December 31, 2014 and 2013:

(Dollars in thousands)	As of December 31, 2014
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government agency issued CMO	$179,661	$(869)	$964,267	$(25,511)	$1,143,928	$(26,380)
Government agency issued MBS	32,141	(8)	35,849	(732)	67,990	(740)

Total debt securities	211,802	(877)	1,000,116	(26,243)	1,211,918	(27,120)

Equity	967	(80)	9	(34)	976	(114)

Total temporarily impaired securities	$212,769	$(957)	$1,000,125	$(26,277)	$1,212,894	$(27,234)

(Dollars in thousands)	As of December 31, 2013
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government agency issued CMO	$1,639,254	$(57,117)	$10,010	$(63)	$1,649,264	$(57,180)
Government agency issued MBS	147,792	(5,499)	-	-	147,792	(5,499)
U.S. treasuries	24,997	(1)	-	-	24,997	(1)

Total debt securities	1,812,043	(62,617)	10,010	(63)	1,822,053	(62,680)

Equity	43	(22)	-	-	43	(22)

Total temporarily impaired securities	$1,812,086	$(62,639)	$10,010	$(63)	$1,822,096	$(62,702)

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

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans

The following table provides the balance of loans by portfolio segment as of December 31, 2014 and 2013:

(Dollars in thousands)	December 31
	2014	2013

Commercial:
Commercial, financial, and industrial	$9,007,286	$7,923,576
Commercial real estate	1,277,717	1,133,279
Retail:
Consumer real estate (a)	5,048,071	5,333,371
Permanent mortgage (b)	538,961	662,242
Credit card & other	358,131	336,606

Loans, net of unearned income	$16,230,166	$15,389,074
Allowance for loan losses	232,448	253,809

Total net loans	$15,997,718	$15,135,265

(a)

Balances as of December 31, 2014 and 2013, include $76.8 million and $333.8 million of restricted and secured real estate loans, respectively. See Note 22 – Variable Interest Entities for additional information.

(b)	Balance as of December 31, 2013, includes $11.2 million of restricted and secured real estate loans. See Note 22 – Variable Interest Entities for additional information.

COMPONENTS OF THE LOAN PORTFOLIO

The loan portfolio is disaggregated into segments and then further disaggregated into classes for certain disclosures. GAAP defines a portfolio segment as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e., amortized cost or purchased credit-impaired), risk characteristics of the loan, and FHN’s method for monitoring and assessing credit risk. Commercial loan portfolio segments include commercial, financial and industrial (“C&I”) and commercial real estate (“CRE”). Commercial classes within C&I include general C&I, loans to mortgage companies, the TRUPS (i.e. long-term unsecured loans to bank and insurance–related businesses) portfolio and PCI loans. Loans to mortgage companies includes commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Commercial classes within commercial real estate include income CRE, residential CRE and PCI loans. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other portfolio. Retail classes include HELOC, real estate (“R/E”) installment and PCI loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other.

Concentrations

FHN has a concentration of residential real estate loans (34 percent of total loans), the majority of which is in the consumer real estate portfolio (31 percent of total loans). Loans to finance and insurance companies total $2.0 billion (22 percent of the C&I portfolio, or 12 percent of the total loans). FHN had loans to mortgage companies totaling $1.2 billion (13 percent of the C&I portfolio, or 7 percent of total loans) as of December 31, 2014. As a result, 35 percent of the C&I category was sensitive to impacts on the financial services industry.

Restrictions

On December 31, 2014, $6.1 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, as of December 31, 2014, FHN pledged all of its held-to-maturity first and second lien mortgages and HELOCs, excluding restricted real estate loans and secured borrowings, to secure potential borrowings from the FHLB-Cincinnati. Restricted and secured borrowings loans secure borrowings associated with both consolidated and nonconsolidated VIEs. See Note 22 – Variable Interest Entities for additional discussion.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

Loan Sales

In third quarter 2014, FHN executed the sale of certain loans held-for-sale, see Note 25 – Fair Value of Assets & Liabilities for further detail.

Acquisition

On June 7, 2013, FHN acquired substantially all of the assets and liabilities of MNB from the FDIC. The acquisition included approximately $249 million of loans. These loans were initially recorded at fair value which incorporates expected credit losses, among other things, in accordance with ASC 805 resulting in no carryover of ALLL from the acquiree. At acquisition, FHN designated certain loans as PCI (see discussion below) with the remaining loans accounted for under ASC 310-20, “Nonrefundable Fees and Other Costs”. For loans accounted for under ASC 310-20, the difference between the loans’ book value to MNB and the estimated fair value at the time of the acquisition will be accreted back into interest income over the remaining contractual life and the subsequent accounting and reporting will be similar to FHN’s originated loan portfolio.

The following table presents a rollforward of the accretable yield for the years ended December 31, 2014 and 2013:

(Dollars in thousands)	Years Ended December 31
	2014	2013

Balance, beginning of period	$13,490	$-
Additions	495	6,650
Accretion	(7,090)	(2,234)
Adjustment for payoffs	(1,575)	(104)
Adjustment for charge-offs	(79)	(4)
Increase in accretable yield (a)	9,473	9,182

Balance, end of period	$14,714	$13,490

(a)	Includes changes in the accretable yield due to both transfers from the nonaccretable difference and the impact of changes in the expected timing of the cash flows.

At December 31, 2014, the ALLL related to PCI loans was $3.2 million compared to $.8 million in 2013. Net charge-offs recognized during 2014 were $.1 million, compared to $.4 million in 2013. The loan loss provision incurred during 2014 and 2013 was $3.3 million and $1.2 million, respectively. The following table reflects the outstanding principal balance and carrying amounts of the PCI loans as of December 31, 2014 and 2013:

(Dollars in thousands)	December 31, 2014		December 31, 2013
	Carrying value	Unpaid balance	Carrying value	Unpaid balance

Commercial, financial and industrial	$5,044	$5,813	$7,077	$9,169
Commercial real estate	32,553	43,246	38,042	53,648
Consumer real estate	598	868	878	1,291
Credit card and other	10	14	12	21

Total	$38,205	$49,941	$46,009	$64,129

Impaired Loans

The following tables provide information at December 31, 2014 and 2013, by class related to individually impaired loans and consumer TDR’s. Recorded investment is defined as the amount of the investment in a loan, before

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

valuation allowance but which does reflect any direct write-down of the investment. For purposes of this disclosure, PCI loans and LOCOM have been excluded.

(Dollars in thousands)	2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Impaired loans with no related allowance recorded:
Commercial:
General C&I	$9,558	$10,851	$-	$15,826	$-
TRUPS	-	-	-	813	-
Income CRE	8,528	16,242	-	7,671	-
Residential CRE	1,148	1,827	-	718	-

Total	$19,234	$28,920	$-	$25,028	$-

Retail:
HELOC (a)	$13,379	$32,471	$-	$15,670	$-
R/E installment loans (a)	4,819	6,247	-	7,855	-
Permanent mortgage (a)	7,258	9,374	-	7,798	-

Total	$25,456	$48,092	$-	$31,323	$-

Impaired loans with related allowance recorded:
Commercial:
General C&I	$13,295	$17,644	$863	$23,382	$310
TRUPS	13,460	13,700	4,310	13,524	-
Income CRE	8,384	9,756	650	9,944	286
Residential CRE	1,370	5,331	146	5,553	190

Total	$36,509	$46,431	$5,969	$52,403	$786

Retail:
HELOC	$84,169	$86,252	$18,942	$77,306	$1,799
R/E installment loans	70,858	72,094	21,836	73,374	1,198
Permanent mortgage	106,201	119,421	16,627	111,528	2,823
Credit card & other	533	533	254	596	26

Total	$261,761	$278,300	$57,659	$262,804	$5,846

Total commercial	$55,743	$75,351	$5,969	$77,431	$786

Total retail	$287,217	$326,392	$57,659	$294,127	$5,846

Total impaired loans	$342,960	$401,743	$63,628	$371,558	$6,632

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

(Dollars in thousands)	2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Impaired loans with no related allowance recorded:
Commercial:
General C&I	$26,626	$28,089	$-	$46,486	$108
TRUPS	6,500	6,500	-	9,563	-
Income CRE	8,524	16,552	-	21,304	168
Residential CRE	-	-	-	8,145	122

Total	$41,650	$51,141	$-	$85,498	$398

Retail:
HELOC (a)	$16,825	$38,624	$-	$19,418	$-
R/E installment loans (a)	11,009	14,062	-	11,955	-
Permanent mortgage (a)	8,460	11,943	-	8,835	-

Total	$36,294	$64,629	$-	$40,208	$-

Impaired loans with related allowance recorded:
Commercial:
General C&I	$16,741	$23,016	$1,548	$18,291	$185
TRUPS	33,610	33,610	12,747	37,791	-
Income CRE	12,374	14,094	810	5,725	201
Residential CRE	6,914	12,249	790	3,148	153

Total	$69,639	$82,969	$15,895	$64,955	$539

Retail:
HELOC	$70,297	$71,692	$16,506	$66,154	$1,821
R/E installment loans	72,291	73,230	27,667	72,408	1,340
Permanent mortgage	112,998	125,666	17,042	112,356	2,990
Credit card & other	545	545	224	698	29

Total	$256,131	$271,133	$61,439	$251,616	$6,180

Total commercial	$111,289	$134,110	$15,895	$150,453	$937

Total retail	$292,425	$335,762	$61,439	$291,824	$6,180

Total impaired loans	$403,714	$469,872	$77,334	$442,277	$7,117

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

Asset Quality Indicators

FHN employs a dual grade commercial risk grading methodology to assign an estimate for the probability of default (“PD”) and the loss given default (“LGD”) for each commercial loan using factors specific to various industry, portfolio, or product segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. Each PD grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 12 are “pass” grades. PD grades 13-16 correspond to the regulatory- defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). Pass loan grades are required to be reassessed annually or earlier whenever there has been a material change in the financial condition of the borrower or risk characteristics of the relationship. All commercial loans over $1 million and certain commercial loans over $500,000 that are graded 13 or worse are reassessed on a quarterly basis. LGD grades are assigned based on a scale of 1-12 and represent FHN’s expected recovery based on collateral type in the event a loan defaults. See Note 5 – Allowance for Loan Losses for further discussion on the credit grading system.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following tables provide the balances of commercial loan portfolio classes with associated allowance, disaggregated by PD grade as of December 31, 2014 and 2013.

(Dollars in thousands)	December 31, 2014
	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses

PD Grade:
1	$450,465	$-	$-	$136	$60	$450,661	4%	$70
2	434,945	-	-	1,344	236	436,525	4	130
3	566,364	134,230	-	73,812	230	774,636	8	201
4	589,341	202,287	-	45,084	232	836,944	8	408
5	821,012	247,058	-	216,628	3,835	1,288,533	13	2,372
6	1,162,551	314,671	-	175,007	5,218	1,657,447	16	5,286
7	1,325,968	157,410	-	224,226	6,669	1,714,273	17	8,517
8	699,334	42,730	-	200,463	7,664	950,191	9	9,307
9	531,979	58,997	-	117,782	834	709,592	7	8,901
10	244,574	5,635	-	38,253	739	289,201	3	4,806
11	287,940	-	-	31,712	938	320,590	3	6,887
12	117,431	-	-	29,453	1,038	147,922	1	4,622
13	87,840	-	325,882	6,116	1,166	421,004	4	3,590
14,15,16	157,868	-	-	29,579	4,204	191,651	2	21,411

Collectively evaluated for impairment	7,477,612	1,163,018	325,882	1,189,595	33,063	10,189,170	99	76,508
Individually evaluated for impairment	22,853	-	12,845	16,912	2,518	55,128	1	5,969
Purchased credit-impaired loans	5,076	-	-	33,914	1,715	40,705	-	3,108

Total commercial loans	$7,505,541	$1,163,018	$338,727	$1,240,421	$37,296	$10,285,003	100%	$85,585

(Dollars in thousands)	December 31, 2013
	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percent of Total	Allowance for Loan Losses

PD Grade:
1	$239,141	$-	$-	$-	$-	$239,141	3%	$85
2	216,173	-	-	3,363	-	219,536	2	80
3	224,224	-	-	739	83	225,046	2	206
4	321,423	-	-	13,005	213	334,641	4	410
5	821,158	-	-	42,420	225	863,803	10	1,331
6	876,982	96,287	-	229,098	9,989	1,212,356	13	1,643
7	1,135,378	172,236	-	216,744	6,527	1,530,885	17	2,578
8	953,398	295,436	-	218,619	136	1,467,589	16	4,426
9	683,223	167,533	-	111,260	953	962,969	11	8,381
10	402,532	48,802	-	64,893	1,850	518,077	6	7,276
11	387,907	10,169	-	29,774	1,637	429,487	5	9,687
12	129,741	-	-	32,796	4,333	166,870	2	2,488
13	163,458	-	331,940	16,666	2,886	514,950	6	9,047
14,15,16	154,860	146	4,103	52,879	5,551	217,539	2	32,712

Collectively evaluated for impairment	6,709,598	790,609	336,043	1,032,256	34,383	8,902,889	99	80,350
Individually evaluated for impairment	43,367	-	36,864	20,898	6,914	108,043	1	15,895

Total commercial loans (b)	$6,752,965	$790,609	$372,907	$1,053,154	$41,297	$9,010,932	100%	$96,245

(a)

Balances as of December 31, 2014 and 2013, presented net of $26.2 million and $29.4 million, respectively, in lower of cost or market (“LOCOM”) valuation allowance. Based on the underlying structure of the notes, the highest possible internal grade is “13”.

(b)	December 31, 2013 table excludes PCI loans amounting to $45.9 million ($.8 million of allowance).

FIRST HORIZON NATIONAL CORPORATION

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

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following tables reflect period end balances and average FICO scores by origination vintage for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2014 and 2013:

HELOC (Dollars in thousands)	December 31, 2014			December 31, 2013
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2003	$56,335	708	701	$79,550	711	701
2003	102,073	721	710	141,215	725	711
2004	282,580	723	709	395,323	727	716
2005	451,757	731	722	531,839	732	720
2006	337,440	740	727	383,366	740	726
2007	357,290	744	729	406,299	744	728
2008	194,710	753	747	223,110	753	747
2009	101,594	751	743	115,863	750	744
2010	98,214	753	749	114,393	753	749
2011	96,982	759	753	112,595	758	753
2012	119,333	760	758	138,373	759	760
2013	151,005	758	760	164,665	759	762
2014	120,025	762	762	-	-	-

Total	$2,469,338	741	732	$2,806,591	740	730

R/E Installment Loans (Dollars in thousands)	December 31, 2014			December 31, 2013
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2003	$13,909	678	684	$23,827	681	683
2003	49,706	714	724	74,451	716	725
2004	41,414	699	695	54,240	701	700
2005	123,130	715	712	161,205	717	711
2006	134,055	713	702	173,994	715	701
2007	199,473	723	709	249,198	725	709
2008	64,244	720	714	85,192	723	720
2009	28,762	736	725	38,842	742	737
2010	101,310	747	752	125,094	748	755
2011	278,795	760	759	335,343	760	760
2012	608,684	764	766	690,461	764	764
2013	475,272	756	759	514,933	757	754
2014	459,979	756	752	-	-	-

Total	$2,578,733	748	747	$2,526,780	746	742

Permanent Mortgage (Dollars in thousands)	December 31, 2014			December 31, 2013
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2004	$150,217	723	721	$194,369	725	725
2004	17,349	712	712	22,720	713	694
2005	34,033	736	740	40,272	737	712
2006	62,053	731	724	79,367	730	711
2007	188,868	733	717	223,440	734	710
2008	86,441	741	709	102,074	741	714

Total	$538,961	730	717	$662,242	731	714

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

Nonaccrual and Past Due Loans

The following table reflects accruing and non-accruing loans by class on December 31, 2014:

(Dollars in thousands)	Accruing				Non-Accruing
	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans

Commercial (C&I):
General C&I	$7,477,410	$3,196	$218	$7,480,824	$636	$1,726	$17,279	$19,641	$7,500,465
Loans to mortgage companies	1,162,894	-	-	1,162,894	-	-	124	124	1,163,018
TRUPS (a)	325,882	-	-	325,882	-	-	12,845	12,845	338,727
Purchased credit-impaired loans	4,180	344	552	5,076	-	-	-	-	5,076

Total commercial (C&I)	8,970,366	3,540	770	8,974,676	636	1,726	30,248	32,610	9,007,286

Commercial real estate:
Income CRE	1,190,562	1,446	-	1,192,008	1,495	1,963	11,041	14,499	1,206,507
Residential CRE	34,541	183	-	34,724	-	-	857	857	35,581
Purchased credit-impaired loans	35,511	3	115	35,629	-	-	-	-	35,629

Total commercial real estate	1,260,614	1,632	115	1,262,361	1,495	1,963	11,898	15,356	1,277,717

Consumer real estate:
HELOC	2,347,361	26,738	11,093	2,385,192	66,410	6,628	11,108	84,146	2,469,338
R/E installment loans	2,524,019	11,951	5,602	2,541,572	27,330	3,268	5,888	36,486	2,578,058
Purchased credit-impaired loans	675	-	-	675	-	-	-	-	675

Total consumer real estate	4,872,055	38,689	16,695	4,927,439	93,740	9,896	16,996	120,632	5,048,071

Permanent mortgage	495,619	3,624	5,640	504,883	16,681	2,382	15,015	34,078	538,961

Credit card & other
Credit card	185,015	1,909	1,822	188,746	-	-	-	-	188,746
Other	167,272	1,137	203	168,612	-	-	763	763	169,375
Purchased credit-impaired loans	10	-	-	10	-	-	-	-	10

Total credit card & other	352,297	3,046	2,025	357,368	-	-	763	763	358,131

Total loans, net of unearned	$15,950,951	$50,531	$25,245	$16,026,727	$112,552	$15,967	$74,920	$203,439	$16,230,166

(a)	Total TRUPS includes LOCOM valuation allowance of $26.2 million.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2013:

(Dollars in thousands)	Accruing				Non-Accruing
	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans

Commercial (C&I):
General C&I	$6,701,185	$8,606	$425	$6,710,216	$19,039	$3,668	$20,042	$42,749	$6,752,965
Loans to mortgage companies	790,463	-	-	790,463	-	-	146	146	790,609
TRUPS (a)	336,043	-	-	336,043	-	-	36,864	36,864	372,907
Purchased credit-impaired loans	5,710	-	1,385	7,095	-	-	-	-	7,095

Total commercial (C&I)	7,833,401	8,606	1,810	7,843,817	19,039	3,668	57,052	79,759	7,923,576

Commercial real estate:
Income CRE	1,030,910	5,822	-	1,036,732	4,339	395	11,688	16,422	1,053,154
Residential CRE	39,295	323	-	39,618	130	-	1,549	1,679	41,297
Purchased credit-impaired loans	34,786	2,964	1,078	38,828	-	-	-	-	38,828

Total commercial real estate	1,104,991	9,109	1,078	1,115,178	4,469	395	13,237	18,101	1,133,279

Consumer real estate:
HELOC	2,688,193	25,609	14,683	2,728,485	59,385	5,261	13,460	78,106	2,806,591
R/E installment loans	2,466,647	12,951	6,801	2,486,399	29,221	3,120	7,151	39,492	2,525,891
Purchased credit-impaired loans	889	-	-	889	-	-	-	-	889

Total consumer real estate	5,155,729	38,560	21,484	5,215,773	88,606	8,381	20,611	117,598	5,333,371

Permanent mortgage	606,707	11,235	6,129	624,071	14,868	952	22,351	38,171	662,242

Credit card & other
Credit card	182,798	1,792	1,369	185,959	-	-	-	-	185,959
Other	147,846	996	394	149,236	1,397	-	-	1,397	150,633
Purchased credit-impaired loans	14	-	-	14	-	-	-	-	14

Total credit card & other	330,658	2,788	1,763	335,209	1,397	-	-	1,397	336,606

Total loans, net of unearned	$15,031,486	$70,298	$32,264	$15,134,048	$128,379	$13,396	$113,251	$255,026	$15,389,074

(a)	Total TRUPS includes LOCOM valuation allowance of $29.4 million.

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

A modification is classified as a TDR if the borrower is experiencing financial difficulty and it is determined that FHN has granted a concession to the borrower. FHN may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future. Many aspects of a borrower’s financial situation are assessed when determining whether they are experiencing financial difficulty, particularly as it relates to commercial borrowers due to the complex nature of loan structures, business/industry risk, and borrower/guarantor structures. Concessions could include extension of the

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

maturity date, reductions of the interest rate (which may make the rate lower than current market for a new loan with similar risk), reduction or forgiveness of accrued interest, or principal forgiveness. When evaluating whether a concession has been granted, FHN also considers whether the borrower has provided additional collateral or guarantors, among other things, and whether such additions adequately compensate FHN for the restructured terms. The assessments of whether a borrower is experiencing (or is likely to experience) financial difficulty and whether a concession has been granted is subjective in nature and management’s judgment is required when determining whether a modification is classified as a TDR.

For all classes within the commercial portfolio segment, TDRs are typically modified through forbearance agreements (generally 6 to 12 months). Forbearance agreements could include reduced interest rates, reduced payments, release of guarantor, or entering into short sale agreements. FHN’s proprietary modification programs for consumer loans are generally structured using parameters of U.S. government-sponsored programs such as Home Affordable Modification Program (“HAMP”). Within the HELOC and R/E installment loans classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. Permanent mortgage TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 2 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. After 5 years the interest rate steps up 1 percent every year thereafter until it reaches the Federal Home Loan Mortgage Corporation Weekly Survey Rate cap. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

Despite the absence of a loan modification, the discharge of personal liability through bankruptcy proceedings is considered a concession and as a result, FHN classifies all non-reaffirmed residential real estate loans after bankruptcy as nonaccruing TDRs.

On December 31, 2014 and 2013, FHN had $331.3 million and $352.3 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $59.0 million and $64.6 million, or 18 percent as of December 31, 2014, and 18 percent as of December 31, 2013. Additionally, $80.1 million and $135.6 million of loans held-for-sale as of December 31, 2014 and 2013, respectively were classified as TDRs.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following table reflects portfolio loans that were classified as TDRs during the years ended December 31, 2014 and 2013:

(Dollars in thousands)	2014			2013
	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial (C&I):
General C&I	4	$1,767	$1,492	13	$17,968	$17,784

Total commercial (C&I)	4	1,767	1,492	13	17,968	17,784

Commercial real estate:
Income CRE	2	421	421	5	4,221	4,187
Residential CRE	1	976	960	-	-	-

Total commercial real estate	3	1,397	1,381	5	4,221	4,187

Consumer real estate:
HELOC	309	27,078	27,514	354	26,606	26,224
R/E installment loans	151	10,050	9,958	426	30,400	30,104

Total consumer real estate	460	37,128	37,472	780	57,006	56,328

Permanent mortgage	34	9,362	8,879	49	18,716	19,184

Credit card & other	64	327	315	50	233	221

Total troubled debt restructurings	565	$49,981	$49,539	897	$98,144	$97,704

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following table presents TDRs which re-defaulted during 2014 and 2013, and as to which the modification occurred 12 months or less prior to the re-default. Financing receivables that became classified as TDRs within the previous 12 months and for which there was a payment default during the period are calculated by first identifying TDRs that defaulted during the period and then determining whether they were modified within the 12 months prior to the default. For purposes of this disclosure, FHN generally defines payment default as 30 or more plus days past due.

(Dollars in thousands)	2014		2013
	Number	Recorded Investment	Number	Recorded Investment

Commercial (C&I):
General C&I	6	$869	11	$6,705

Total commercial (C&I)	6	869	11	6,705

Commercial real estate:
Income CRE	4	3,086	4	1,548
Residential CRE	-	-	1	33

Total commercial real estate	4	3,086	5	1,581

Consumer real estate:
HELOC	7	485	13	604
R/E installment loans	9	530	8	428

Total consumer real estate	16	1,015	21	1,032

Permanent mortgage	3	1,128	17	7,832

Credit card & other	2	4	17	65

Total troubled debt restructurings	31	$6,102	71	$17,215

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

FIRST HORIZON NATIONAL CORPORATION

Note 5  ❑  Allowance for Loan Losses

The ALLL includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail loans, both determined in accordance with ASC 450-20-50. The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics and are subject to qualitative adjustments by management to reflect current events, trends, and conditions (including economic considerations and trends). The pace of the economic recovery, performance of the housing market, unemployment levels, labor participation rate, the regulatory environment, regulatory guidance, and both positive and negative portfolio segment-specific trends, are examples of additional factors considered by management in determining the ALLL. Additionally, management considers the inherent uncertainty of quantitative models that are driven by historical loss data. Management evaluates the periods of historical losses that are the basis for the loss rates used in the quantitative models and selects historical loss periods that are believed to be the most reflective of losses inherent in the loan portfolio as of the balance sheet date. Management also periodically reviews analysis of the loss emergence period which is the amount of time it takes for a loss to be confirmed (initial charge-off) after a loss event has occurred. FHN performs extensive studies as it relates to the historical loss periods used in the model and the loss emergence period and model assumptions are adjusted accordingly. The ALLL also includes reserves determined in accordance with ASC 310-10-35 for loans determined by management to be individually impaired and an allowance associated with PCI loans.

Commercial

For commercial loans, reserves are established using historical net loss factors by grade level, loan product, and business segment. An assessment of the quality of individual commercial loans is made utilizing credit grades assigned internally based on a dual grading system which estimates both the PD and loss severity in the event of default. PD grades range from 1-16 while estimated loss severities, or LGD grades, range from 1-12. This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship team performs the process of categorizing commercial loans into the appropriate credit grades, initially as a component of the approval of the loan, and subsequently throughout the life of the loan as part of the servicing regimen. The proper loan grade for larger exposures is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, the credit risk grading system employs scorecards for particular categories of loans that consist of a number of objective and subjective measures that are weighted in a manner that produces a rank ordering of risk within pass-graded credits. Loan grading discipline is regularly reviewed by Credit Risk Assurance to determine if the process continues to result in accurate loan grading across the portfolio. FHN may utilize availability of guarantors/sponsors to support lending decisions during the credit underwriting process and when determining the assignment of internal loan grades.

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

Individually Impaired

Generally, classified nonaccrual commercial loans over $1 million and all commercial and consumer loans classified as TDRs are deemed to be impaired and are individually assessed for impairment measurement in accordance with ASC 310-10-35. For all commercial portfolio segments, TDRs and other individually impaired commercial loans are measured based on the present value of expected future payments discounted at the loan’s effective interest rate (the “DCF method”), observable market prices, or for loans that are solely dependent on the collateral for repayment, the net realizable value. For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the ALLL until such time as a loss is expected and recognized; for impaired

FIRST HORIZON NATIONAL CORPORATION

Note 5  ❑  Allowance for Loan Losses (continued)

collateral-dependent loans, FHN will charge off the full difference between the book value and the best estimate of net realizable value.

Generally, the allowance for TDRs in all consumer portfolio segments is determined by estimating the expected future cash flows using the modified interest rate (if an interest rate concession), incorporating payoff and net charge-off rates specific to the TDRs within the portfolio segment being assessed, and discounted using the pre-modification interest rate. The discount rates of variable rate TDRs are adjusted to reflect changes in the interest rate index to which the rates are tied. The discounted cash flows are then compared to the outstanding principal balance in order to determine required reserves. Residential real estate loans discharged through bankruptcy are collateral-dependent and are charged down to net realizable value.

The following table provides a rollforward of the allowance for loan losses by portfolio segment for December 31, 2014, 2013, and 2012:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate	Permanent Mortgage	Credit Card and Other	Total

Balance as of January 1, 2012	$130,413	$55,586	$165,077	$26,194	$7,081	$384,351
Charge-offs (a)	(30,887)	(19,977)	(147,918)	(13,604)	(12,624)	(225,010)
Recoveries	11,151	4,475	17,770	3,024	3,202	39,622
Provision (b)	(14,486)	(20,087)	94,020	9,314	9,239	78,000

Balance as of December 31, 2012	96,191	19,997	128,949	24,928	6,898	276,963

Allowance – individually evaluated for impairment	17,799	156	35,289	21,713	203	75,160
Allowance – collectively evaluated for impairment	78,392	19,841	93,660	3,215	6,695	201,803
Loans, net of unearned as of December 31, 2012:
Individually evaluated for impairment	123,636	49,517	160,000	120,924	818	454,895
Collectively evaluated for impairment	8,673,320	1,118,718	5,528,703	644,659	288,287	16,253,687

Total loans, net of unearned	$8,796,956	$1,168,235	$5,688,703	$765,583	$289,105	$16,708,582

Balance as of January 1, 2013	$96,191	$19,997	$128,949	$24,928	$6,898	$276,963
Charge-offs	(22,936)	(3,502)	(73,642)	(9,934)	(11,404)	(121,418)
Recoveries	12,487	4,275	21,360	2,473	2,669	43,264
Provision	704	(10,167)	50,118	5,024	9,321	55,000

Balance as of December 31, 2013	86,446	10,603	126,785	22,491	7,484	253,809

Allowance – individually evaluated for impairment	14,295	1,600	44,173	17,042	224	77,334
Allowance – collectively evaluated for impairment	72,132	8,218	82,601	5,449	7,258	175,658
Allowance – purchase credit impaired loans	19	785	11	-	2	817
Loans, net of unearned as of December 31, 2013:
Individually evaluated for impairment	80,231	27,812	170,422	121,458	545	400,468
Collectively evaluated for impairment	7,836,250	1,066,639	5,162,060	540,784	336,047	14,941,780
Purchased credit-impaired loans	7,095	38,828	889	-	14	46,826

Total loans, net of unearned	$7,923,576	$1,133,279	$5,333,371	$662,242	$336,606	$15,389,074

Balance as of January 1, 2014	$86,446	$10,603	$126,785	$22,491	$7,484	$253,809
Charge-offs	(20,492)	(3,741)	(45,391)	(5,891)	(14,931)	(90,446)
Recoveries	9,666	4,150	22,824	2,314	3,131	42,085
Provision	(8,609)	7,562	8,793	208	19,046	27,000

Balance as of December 31, 2014	67,011	18,574	113,011	19,122	14,730	232,448

Allowance – individually evaluated for impairment	5,173	796	40,778	16,627	254	63,628
Allowance – collectively evaluated for impairment	61,806	14,702	72,156	2,495	14,476	165,635
Allowance – purchased credit-impaired loans	32	3,076	77	-	-	3,185
Loans, net of unearned as of December 31, 2014:
Individually evaluated for impairment	35,698	19,430	173,225	113,459	533	342,345
Collectively evaluated for impairment	8,966,512	1,222,658	4,874,171	425,502	357,588	15,846,431
Purchased credit-impaired loans	5,076	35,629	675	-	10	41,390

Total loans, net of unearned	$9,007,286	$1,277,717	$5,048,071	$538,961	$358,131	$16,230,166

(a)	2012 includes approximately $33 million of charge-offs associated with discharged bankruptcies, largely included in the consumer real estate portfolio segment

(b)	2012 includes approximately $23 million of loan loss provision related to discharged bankruptcies.

FIRST HORIZON NATIONAL CORPORATION

Note 6  ❑  Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	2014	2013

Land	$76,667	$75,593
Buildings	360,133	354,070
Leasehold improvements	32,404	38,303
Furniture, fixtures, and equipment	201,443	202,102

Premises and equipment, at cost	670,647	670,068
Less accumulated depreciation and amortization	367,651	364,824

Premises and equipment, net	$302,996	$305,244

FHN is obligated under a number of noncancelable operating leases for premises with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs. Operating leases for equipment are not material.

Minimum future lease payments for noncancelable operating leases, primarily on premises, on December 31, 2014 are shown below:

(Dollars in thousands)

2015	$15,585
2016	13,835
2017	12,629
2018	10,917
2019	8,790
2020 and after	27,112

Total minimum lease payments	$88,868

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is not material.

Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	2014	2013	2012

Rent expense, gross	$20,123	$19,445	$23,109
Sublease income	(213)	(1,974)	(3,365)

Rent expense, net	$19,910	$17,471	$19,744

FIRST HORIZON NATIONAL CORPORATION

Note 7  ❑  Mortgage Servicing Rights

FHN recognizes all classes of mortgage servicing rights (“MSR”) at fair value. Classes of MSR are established based on market inputs used to determine the fair value of the servicing asset and FHN’s risk management practices. See Note 25 – Fair Value of Assets & Liabilities, the “Determination of Fair Value” section for a discussion of FHN’s MSR valuation methodology. In third quarter 2013, FHN agreed to sell substantially all remaining legacy mortgage servicing which resulted in de-recognition of substantially all first lien MSR by the end of first quarter 2014. Accordingly the rollforward of MSR is presented for 2013 only. See Note 23 – Derivatives for a discussion of how FHN hedged the fair value of MSR prior to signing the definitive sales agreement. The balance of MSR included on the Consolidated Statements of Condition represented the rights to service approximately $10 billion of mortgage loans on December 31, 2013.

Following is a summary of changes in capitalized MSR as of December 31, 2013:

(Dollars in thousands)	First Liens	Second Liens	HELOC	Total

Fair value on January 1, 2013	$111,314	$196	$2,801	$114,311
Reductions due to sales of MSRs	(39,633)	-	-	(39,633)
Reductions due to loan payments	(20,938)	(80)	(554)	(21,572)
Reductions due to exercise of cleanup calls	(495)	-	-	(495)
Changes in fair value due to:
Changes in valuation model inputs or assumptions	20,184	-	-	20,184
Other changes in fair value	(91)	45	44	(2)

Fair value on December 31, 2013	$70,341	$161	$2,291	$72,793

The ending balance of MSR as of December 31, 2014 was $2.5 million. During 2014, FHN sold $70.2 million of first lien MSR. In 2013, MSR declined $41.5 million, primarily due to the transfer of servicing associated with the MSR sales, which more than offset a $20.1 million increase in value reflecting higher interest rates and the terms of the servicing sale agreement. The remaining decline in MSR was attributable to natural run-off. For the year ended December 31, 2014, servicing, late, and other ancillary fees recognized within mortgage banking income were $21.1 million and primarily represent previously unrecognized servicing fees in conjunction with servicing sales. Servicing, late, and other ancillary fees recognized within mortgage banking income were $41.9 million and $58.9 million for the years ended December 31, 2013 and 2012, respectively. Servicing, late, and other ancillary fees recognized within other income and commissions were $1.7 million and $2.0 million for the years ended December 31, 2013 and 2012, respectively. During 2013, FHN received annual servicing fees approximating .31 percent of the outstanding balance of underlying single-family residential mortgage loans and .34 percent inclusive of income related to excess interest.

FIRST HORIZON NATIONAL CORPORATION

Note 8  ❑  Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets (a)

December 31, 2011	$133,659	$26,243
Amortization expense	-	(3,910)
Additions	583	367

December 31, 2012	$134,242	$22,700

Amortization expense	-	(3,912)
Additions (b)	7,701	3,200

December 31, 2013	$141,943	$21,988

Amortization expense	-	(4,170)
Additions (b)	3,989	11,700

December 31, 2014	$145,932	$29,518

(a)	Represents customer lists, acquired contracts, core deposit intangibles, and covenants not to compete.

(b)	See Note 2 – Acquisitions & Divestures for further details regarding goodwill related to acquisitions.

The gross carrying amount of other intangible assets subject to amortization is $70.3 million on December 31, 2014, net of $40.8 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $5.2 million, $5.0 million, $4.7 million, $4.5 million, and $4.2 million for the twelve- month periods of 2015, 2016, 2017, 2018, and 2019, respectively.

FIRST HORIZON NATIONAL CORPORATION

Note 8  ❑  Intangible Assets (continued)

The following is a summary of gross goodwill and accumulated impairment losses and write-offs detailed by reportable segments included in the Consolidated Statements of Condition through December 31, 2014. Gross goodwill, accumulated impairments, and accumulated divestiture related write-offs were determined beginning on January 1, 2002, when a change in accounting requirements resulted in goodwill being assessed for impairment rather than being amortized.

(Dollars in thousands)	Non-Strategic	Regional Banking	Capital Markets	Total

Gross goodwill	$199,995	$36,238	$97,421	$333,654
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)

December 31, 2011	$-	$36,238	$97,421	$133,659

Additions	-	-	583	583
Impairments	-	-	-	-
Divestitures	-	-	-	-

Net change in goodwill during 2012	-	-	583	583

Gross goodwill	$199,995	$36,238	$98,004	$334,237
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)

December 31, 2012	$-	$36,238	$98,004	$134,242

Additions	-	7,701	-	7,701
Impairments	-	-	-	-
Divestitures	-	-	-	-

Net change in goodwill during 2013	-	7,701	-	7,701

Gross goodwill	$199,995	$43,939	$98,004	$341,938
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)

December 31, 2013	$-	$43,939	$98,004	$141,943

Additions	-	3,989	-	3,989
Impairments	-	-	-	-
Divestitures	-	-	-	-

Net change in goodwill during 2014	-	3,989	-	3,989

Gross goodwill	$199,995	$47,928	$98,004	$345,927
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)

December 31, 2014	$-	$47,928	$98,004	$145,932

FIRST HORIZON NATIONAL CORPORATION

Note 9  ❑  Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2014, which include Certificates of deposit under $100,000, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit $100,000 and more totaled $.4 billion on December 31, 2014. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)

2015	$860,822
2016	137,356
2017	98,508
2018	82,457
2019	52,733
2020 and after	45,062

Total	$1,276,938

Note 10  ❑  Short-term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, trading liabilities, and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2014, capital markets trading securities with a fair value of $172.9 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2014, 2013 and 2012 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Trading Liabilities	Other Short-term Borrowings

2014
Average balance	$1,101,910	$447,801	$633,867	$531,984
Year-end balance	1,037,052	562,214	594,314	157,218
Maximum month-end outstanding	1,247,295	562,214	718,767	1,829,141
Average rate for the year	0.25%	0.08%	2.43%	0.30%
Average rate at year-end	0.25	0.06	2.60	0.56

2013
Average balance	$1,263,792	$487,923	$665,095	$299,288
Year-end balance	1,042,633	442,789	368,348	181,146
Maximum month-end outstanding	1,429,319	618,643	895,844	1,057,412
Average rate for the year	0.25%	0.14%	2.05%	0.27%
Average rate at year-end	0.25	0.10	2.46	0.43

2012
Average balance	$1,548,020	$380,871	$589,461	$450,690
Year-end balance	1,351,023	555,438	564,429	441,201
Maximum month-end outstanding	1,700,172	555,438	808,139	1,270,180
Average rate for the year	0.25%	0.18%	1.77%	0.15%
Average rate at year-end	0.25	0.15	1.88	0.25

FIRST HORIZON NATIONAL CORPORATION

Note 11  ❑  Term Borrowings

The following table presents information pertaining to Term Borrowings reported on FHN’s Consolidated Statements of Condition on December 31:

(Dollars in thousands)	2014	2013

First Tennessee Bank National Association:
Subordinated notes (a) (b)
Maturity date – January 15, 2015 – 5.05%	$304,525	$317,714
Maturity date – April 1, 2016 – 5.65%	264,667	276,273
Senior capital notes (b)
Maturity date – December 1, 2019 – 2.95%	398,011	-
Other collateralized borrowings – Maturity date - December 22, 2037 0.54% on December 31, 2014 and 2013 (c)	62,562	60,223
Federal Home Loan Bank borrowings (d)	-	2,390
First Horizon National Corporation:
Senior capital notes (b)
Maturity date – December 15, 2015 – 5.375%	508,358	516,584
Subordinated notes (b)
Maturity date – April 15, 2034 – 6.30%	212,474	192,014
FT Real Estate Securities Company, Inc.:
Cumulative preferred stock (a)
Maturity date – March 31, 2031 – 9.50%	45,896	45,828
First Horizon ABS Trusts:
Other collateralized borrowings (e)
Maturity date – October 26, 2026 0.30% on December 31, 2013 (f)	-	98,631
Maturity date – September 25, 2029 0.30% on December 31, 2013 (f)	-	122,562
Maturity date – September 1, 2032 6.45% on December 31, 2013 (f)	-	8,783
Maturity date – October 25, 2034 0.33% on December 31, 2014 and 2013	65,612	80,857
First Tennessee New Markets Corporation Investments:
Maturity date – October 25, 2018 – 4.97%	7,301	7,301
Maturity date – February 1, 2033 – 4.97%	8,000	8,000
Maturity date – August 08, 2036 – 2.38%	2,699	2,699

Total	$1,880,105	$1,739,859

(a)	A portion qualifies for total capital under the risk-based capital guidelines.

(b)	Changes in the fair value of debt attributable to interest rate risk is hedged. Refer to Note 23 – Derivatives.

(c)	Secured by trust preferred loans.

(d)

The Federal Home Loan Bank borrowings were issued with fixed interest rates and had remaining terms of 1 to 16 years at December 31, 2013. These borrowings had weighted average interest rate of 2.41 percent on December 31, 2013.

(e)	On December 31, 2014 and 2013, borrowings secured by $76.8 million and $344.9 million, respectively, of residential real estate loans.

(f)	In 2014, FHN resolved three previously consolidated on-balance sheet consumer loan securitizations and the collateralized borrowings were extinguished.

FIRST HORIZON NATIONAL CORPORATION

Note 11  ❑  Term Borrowings (continued)

Annual principal repayment requirements as of December 31, 2014 are as follows:

(Dollars in thousands)

2015	$804,000
2016	250,000
2017	-
2018	7,301
2019	400,000
2020 and after	392,058

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. A portion of FTBNA’s subordinated notes and FHN’s subordinated capital notes qualify as Tier 2 capital under the risk-based capital guidelines.

In 2004 First Tennessee Capital II (“Capital II”), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent per annum. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II’s obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034; however, FHN has the option to redeem both prior to maturity. The junior subordinated debentures are included in the Consolidated Statements of Condition in Term borrowings. At year end, the capital securities fully qualified as Tier 1 capital. Tier 1 capital treatment for these securities will begin phasing out in 2015 and will be entirely phased out in 2016.

Note 12  ❑  Preferred Stock

FHN Preferred Stock

On January 31, 2013, FHN issued 1,000 shares having an aggregate liquidation preference of $100 million of Non-Cumulative Perpetual Preferred Stock, Series A for net proceeds of approximately $96 million. Dividends on the Series A Preferred Stock, if declared, accrue and are payable quarterly, in arrears, at a rate of 6.20 percent per annum. For the issuance, FHN issued depositary shares, each of which represents a 1/4000th fractional ownership interest in a share of FHN’s preferred stock. These securities qualify as Tier 1 capital.

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

FIRST HORIZON NATIONAL CORPORATION

Note 12  ❑  Preferred Stock (continued)

FTRESC also has outstanding Cumulative Perpetual Preferred Stock, Class A, which has been recognized as Noncontrolling interest on the Consolidated Statements of Condition, along with Class B Cumulative Perpetual Preferred Stock issued by First Horizon Preferred Funding, Inc. and First Horizon Preferred Funding II, Inc. Other preferred shares are outstanding but are owned by FHN subsidiaries and are eliminated in consolidation. For all periods presented, the aggregate amount included within Noncontrolling interest related to preferred shares issued from these subsidiaries was $.3 million. On January 1, 2013, First Horizon Preferred Funding III, Inc. issued $.1 million of Cumulative Perpetual Preferred Stock, Class A, which is attributable to the noncontrolling interest-holders. During 2013, in connection with the acquisition of MNB, FHN obtained a controlling interest in a subsidiary of MNB which had issued Cumulative Perpetual Preferred Stock, Class A. This $.2 million non-controlling interest is now considered to be issued by First Horizon Preferred Lending IV, Inc.

In 2005 FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (“Class A Preferred Stock”) with a liquidation preference of $1,000 per share. Dividends on the Class A Preferred Stock, if declared, accrue and are payable each quarter, in arrears, at a floating rate equal to the greater of the three month LIBOR rate plus .85 percent or 3.75 percent per annum. These securities qualify as Tier 1 capital. On December 31, 2014 and 2013, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition.

Note 13  ❑  Regulatory Capital and Restrictions

Regulatory Capital. FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about capital components, asset risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (“Leverage”). Management believes that, as of December 31, 2014, FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation, FTBNA’s Total Capital, Tier 1 Capital, and Leverage ratios were 16.59 percent, 15.77 percent, and 12.41 percent, respectively, on December 31, 2014, and were 16.84 percent, 15.43 percent, and 12.33 percent, respectively, on December 31, 2013.

FIRST HORIZON NATIONAL CORPORATION

Note 13  ❑  Regulatory Capital and Restrictions (continued)

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association
	Amount	Ratio	Amount	Ratio

On December 31, 2014
Actual:
Total Capital	$3,148,336	16.18%	$3,441,315	17.86%
Tier 1 Capital	2,813,503	14.46	3,107,407	16.12
Leverage	2,813,503	11.43	3,107,407	12.72
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,556,213	8.00	1,541,837	8.00
Tier 1 Capital	778,106	4.00	770,918	4.00
Leverage	985,033	4.00	977,374	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			1,927,296	10.00
Tier 1 Capital			1,156,378	6.00
Leverage			1,221,717	5.00

On December 31, 2013
Actual:
Total Capital	$3,063,631	16.23%	$3,434,410	18.36%
Tier 1 Capital	2,618,976	13.87	2,991,866	15.99
Leverage	2,618,976	11.04	2,991,866	12.71
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,510,288	8.00	1,496,685	8.00
Tier 1 Capital	755,144	4.00	748,342	4.00
Leverage	949,181	4.00	941,641	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			1,870,856	10.00
Tier 1 Capital			1,122,514	6.00
Leverage			1,177,051	5.00

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FTBNA is required to maintain a certain amount of cash reserves. On December 31, 2014 and 2013, FTBNA’s required reserves were $125.9 million and $115.2 million, respectively. At the end of 2014 and 2013, this requirement was met with $150.8 million and $137.8 million in vault cash, respectively, in addition to Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest-bearing cash.

Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2014, FTBNA had undivided profits of $1.0 billion, of which none was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA’s total amount available for dividends was negative $75.7 million at December 31, 2014 and positive $15.1 million on January 1, 2015. FTBNA applied for and received approval from the OCC to declare and pay common dividends to the parent company in the amount of $180.0 million in 2013 and 2014. During 2013 and 2014, FTBNA applied for and received approval from the OCC to declare and pay dividends on its preferred stock quarterly. Additionally, FTBNA’s Board has declared the dividends on its preferred stock outstanding payable in April 2015.

FIRST HORIZON NATIONAL CORPORATION

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

Restrictions on intercompany transactions. Under current Federal banking law, banking subsidiaries may not extend credit to any affiliate including the parent company and certain financial subsidiaries in excess of 10 percent of the bank’s capital stock and surplus, as defined, or $344.0 million, on December 31, 2014. The equity investment, including retained earnings, in certain of a bank’s financial subsidiaries is also treated as a covered transaction. The parent company had covered transactions of $.9 million from FTBNA and the bank’s financial subsidiary, FTN Financial Securities Corp., had a total equity investment from FTBNA of $365.8 million on December 31, 2014. Since the equity investment FTBNA has in FTN Financial Securities Corp. exceeds the 10 percent per affiliate limit, FTBNA cannot engage in any additional covered transactions with this affiliate and the banking regulators could require FTBNA to reduce its equity investment so that it is within the limit. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank’s capital stock and surplus, as defined, or $688.0 million, on December 31, 2014. FTBNA’s total covered transactions with all affiliates including the parent company on December 31, 2014 were $366.7 million.

FIRST HORIZON NATIONAL CORPORATION

Note 14  ❑  Other Income and Other Expense

Following is detail of All other income and commissions and All other expense as presented in the Consolidated Statements of Income:

(Dollars in thousands)	2014	2013	2012

All other income and commissions:
ATM interchange fees	$10,943	$10,412	$10,528
Electronic banking fees	6,190	6,289	6,537
Letter of credit fees	4,864	5,081	5,158
Deferred compensation	2,042	4,685	4,461
Gain/(loss) on extinguishment of debt	(4,166)	-	-
Other	12,390	13,874	20,257

Total	$32,263	$40,341	$46,941

All other expense:
Other insurance and taxes	$12,900	$12,598	$10,734
Tax credit investments	10,767	12,103	18,655
Travel and entertainment	9,095	8,959	8,366
Customer relations	5,726	4,916	4,578
Employee training and dues	4,518	5,054	4,525
Supplies	3,745	3,800	3,752
Miscellaneous loan costs	2,690	4,209	4,126
Litigation and regulatory matters	(2,720)	63,654	33,313
Other	41,952	32,579	41,195

Total	$88,673	$147,872	$129,244

FIRST HORIZON NATIONAL CORPORATION

Note 15  ❑  Components of Other Comprehensive Income/(loss)

Following is detail of “Accumulated other comprehensive income/(loss)” as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax Benefit/ (Expense)	Accumulated Other Comprehensive Income/(Loss)

December 31, 2011			$(130,156)
Other comprehensive income:
Fair value adjustments on securities available-for-sale	$(19,016)	$7,397	(11,619)
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	(328)	128	(200)
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	(45,110)	17,906	(27,204)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	37,867	(15,031)	22,836

December 31, 2012	(26,587)	10,400	(146,343)

Other comprehensive income:
Fair value adjustments on securities available-for-sale	(108,703)	41,935	(66,768)
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	451	(174)	277
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	81,456	(31,392)	50,064
Prior service credit/(cost) arising during the period	10,678	(4,115)	6,563
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	10,085	(3,887)	6,198

December 31, 2013	(6,033)	2,367	(150,009)

Other comprehensive income:
Fair value adjustments on securities available-for-sale	47,957	(18,135)	29,822
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	(115,976)	44,803	(71,173)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	5,075	(1,961)	3,114

December 31, 2014	$(62,944)	$24,707	$(188,246)

FIRST HORIZON NATIONAL CORPORATION

Note 16  ❑  Income Taxes

The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Equity for the years ended December 31, were as follows:

(Dollars in thousands)	2014	2013	2012

Consolidated Statements of Income:
Income tax expense/(benefit) related to continuing operations	$78,501	$(32,169)	$(85,262)
Income tax expense/(benefit) related to discontinued operations	-	343	93
Consolidated Statements of Equity:
Income tax expense/(benefit) related to:
Pension and postretirement plans	(42,842)	39,394	(2,875)
Unrealized gains/(losses) on investment securities available-for-sale	18,135	(41,761)	(7,525)
Share-based compensation	7,220	1,569	4,140

Total	$61,014	$(32,624)	$(91,429)

The components of income tax expense/(benefit) related to continuing operations for the years ended December 31, were as follows:

(Dollars in thousands)	2014	2013	2012

Current:
Federal	$74,193	$(9,011)	$(5,304)
State	(3,461)	(13,792)	(9,725)
Foreign	1	10	33
Deferred:
Federal	3,364	4,169	(59,417)
State	4,390	(13,508)	(10,848)
Foreign	14	(37)	(1)

Total	$78,501	$(32,169)	$(85,262)

A reconciliation of expected income tax expense/(benefit) at the federal statutory rate of 35 percent to the total income tax expense from continuing operations follows:

(Dollars in thousands)	2014	2013	2012

Federal income tax rate	35%	35%	35%

Tax computed at statutory rate	$108,343	$2,923	$(35,597)
Increase/(decrease) resulting from:
State income taxes	8,424	(2,556)	(4,234)
Bank owned life insurance (“BOLI”)	(6,671)	(6,646)	(7,428)
401(k) – employee stock ownership plan (“ESOP”)	(659)	(568)	(155)
Tax-exempt interest	(5,798)	(5,094)	(4,469)
Non-deductible expenses	829	963	1,175
Tax credits	(11,392)	(13,340)	(18,125)
Subsidiary liquidation	-	-	(6,733)
Change in valuation allowance – DTA	(13,168)	(4,427)	-
Other changes in unrecognized tax benefits	(1,570)	(5,106)	(8,981)
Other	163	1,682	(715)

Total	$78,501	$(32,169)	$(85,262)

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

As of December 31, 2014, the gross DTA is $415.0 million. The gross DTL is $86.0 million as of December 31, 2014. Management has assessed the ability to realize the gross DTA based on positive and negative evidence and on the basis of this evaluation, a valuation allowance of $44.6 million was recorded as of December 31, 2014. The valuation allowance is primarily attributable to capital loss carryforwards of $44.4 million. Management believes it is more likely than not that the benefit of the capital loss carryover to 2015 will not be realized because there is uncertainty as to whether FHN will generate capital gains over the five year carryforward period. The DTA after the valuation allowance is $370.4 million as of December 31, 2014. Although realization is not assured, FHN believes that its ability to realize the net DTA is more likely than not.

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2014 and 2013 were as follows:

(Dollars in thousands)	2014	2013

Deferred tax assets:
Loss reserves	$100,569	$94,170
Employee benefits	136,007	97,246
Investment in partnerships	25,861	29,856
Foreclosed property	1,205	901
Accrued expenses	31,613	25,158
Investment in AFS securities	-	6,874
Capital loss carryforwards	44,445	51,876
Credit carryforwards	39,196	98,919
Federal NOL carryforwards	-	4,184
State NOL carryforwards	15,279	29,422
Unrecognized tax benefits	1,915	3,103
Other	18,902	21,760

Gross deferred tax assets	414,992	463,469
Valuation allowance	(44,584)	(57,752)

Deferred tax assets after valuation allowance	$370,408	$405,717

Deferred tax liabilities:
Capitalized mortgage servicing rights	$337	$25,245
Depreciation and amortization	22,353	46,209
Federal Home Loan Bank stock	9,383	17,426
Investment in AFS securities	11,639	-
Other intangible assets	30,888	28,417
Prepaid expenses	9,874	9,752
Other	1,570	2,958

Gross deferred tax liabilities	86,044	130,007

Net deferred tax assets	$284,364	$275,710

The total unrecognized tax benefits (“UTB”) at December 31, 2014 and December 31, 2013, was $5.2 million and $6.6 million, respectively. FHN is currently in audit in several jurisdictions. It is reasonably possible that the UTB could decrease by $2.1 million during 2015 if audits are completed and settled and if the applicable statutes of limitations expire as scheduled. FHN recognizes interest accrued and penalties related to UTB within income tax expense. FHN had approximately $.9 million and $2.0 million accrued for the payment of interest as of December 31, 2014 and December 31, 2013, respectively.

FIRST HORIZON NATIONAL CORPORATION

Note 16  ❑  Income Taxes (continued)

The rollforward of unrecognized tax benefits is shown below:

(Dollars in thousands)

Balance at December 31, 2012	$17,638
Increases related to prior year tax positions	-
Decreases related to prior year tax positions	(1,688)
Settlements	(7,386)
Lapse of statutes	(1,943)

Balance at December 31, 2013	$6,621

Increases related to prior year tax positions	960
Increases related to current year tax positions	868
Lapse of statutes	(3,242)

Balance at December 31, 2014	$5,207

Note 17  ❑  Earnings Per Share

The following tables provide a reconciliation of the numerators used in calculating earnings/(loss) per share attributable to common shareholders:

(Dollars in thousands)	2014	2013	2012

Income/(loss) from continuing operations	$231,050	$40,519	$(16,443)
Income/(loss) from discontinued operations, net of tax	-	548	148

Net income/(loss)	231,050	41,067	(16,295)
Net income attributable to noncontrolling interest	11,527	11,465	11,464

Net income/(loss) attributable to controlling interest	219,523	29,602	(27,759)
Preferred stock dividends	6,200	5,838	-

Net income/(loss) available to common shareholders	$213,323	$23,764	$(27,759)

Income/(loss) from continuing operations	$231,050	$40,519	$(16,443)
Net income attributable to noncontrolling interest	11,527	11,465	11,464
Preferred stock dividends	6,200	5,838	-

Net income/(loss) from continuing operations available to common shareholders	$213,323	$23,216	$(27,907)

The component of Income/(loss) from continuing operations attributable to FHN as the controlling interest holder was $219.5 million, $29.1 million and $(27.9) million during the years ended December 31, 2014, 2013, and 2012, respectively.

The following table provides a reconciliation of weighted average common shares to diluted average common shares:

(Shares in thousands)	2014	2013	2012

Weighted average common shares outstanding – basic	234,997	237,972	248,349
Effect of dilutive securities	1,738	1,822	-

Weighted average common shares outstanding – diluted	236,735	239,794	248,349

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Earnings Per Share (continued)

The following tables show earnings/(loss) per common and diluted share:

Earnings/(loss) per common share:	2014	2013	2012

Income/(loss) per share from continuing operations available to common shareholders	$0.91	$0.10	$(0.11)
Income/(loss) per share available to common shareholders	$0.91	$0.10	$(0.11)

Diluted earnings/(loss) per common share:

Diluted income/(loss) per share from continuing operations available to common shareholders	$0.90	$0.10	$(0.11)

Diluted income/(loss) per share available to common shareholders	$0.90	$0.10	$(0.11)

For the years ended December 31, 2014 and 2013, the dilutive effect for all potential common shares was 1.7 million and 1.8 million, respectively. Due to the net loss attributable to common shareholders for the year ended December 31, 2012, no potentially dilutive shares were included in the loss per share calculation as including such shares would have been antidilutive. Stock options of 4.6 million, 7.9 million and 10.0 million with weighted average exercise prices of $23.46, $21.95, and $22.07 per share for the years ended December 31, 2014, 2013 and 2012, respectively, were excluded from diluted shares because including such shares would be antidilutive. Other equity awards of 3.5 million for the year ended December 31, 2012 were excluded from diluted shares because including such shares would have been antidilutive.

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures

Contingencies

General. Contingent liabilities arise in the ordinary course of business. Often they are related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against FHN and its subsidiaries. Also, FHN at times receives requests for information, subpoenas, or other inquiries from federal, state, and local regulators, from other government authorities, and from other parties concerning various matters relating to FHN’s current or former lines of business. Certain matters of that sort are pending at this time, and FHN is cooperating in those matters. Pending and threatened litigation matters sometimes are resolved in court or before an arbitrator, and sometimes are settled by the parties. Regardless of the manner of resolution, frequently the most significant changes in status of a matter occur over a short time period, often following a lengthy period of little substantive activity. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims or other actions may be possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. FHN establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when loss for a matter either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance requires a liability to be established at the low end of the range.

Disclosure in this Note is provided in respect of several types of matters. (a) Disclosure is provided for each matter as to which FHN has determined that material loss is probable, which can include matters for which material loss liability has been established as of period-end and matters for which the amount of loss is not reasonably estimable. (b) Disclosure of an aggregate range of reasonably possible loss (“RPL”) associated with contingent liabilities is provided as to matters where there is more than a remote chance of an estimable, material loss outcome for FHN in excess of currently established loss liabilities, whether or not those established loss liabilities are material. Additional disclosure is provided for certain of those matters. (c) Disclosure is provided for several loss contingency litigation matters related to FHN’s former mortgage securitizations not falling within loss categories (a) or (b).

Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to threatened or pending litigation matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN’s operating results for any particular reporting period depending, in part, on the results from that period.

Litigation – Loss Contingencies. As used in this Note, “material loss contingency matters” generally fall into at least one of the following categories: (i) FHN has determined material loss to be probable and has established a material loss liability in accordance with applicable financial accounting guidance, other than matters reported as having been substantially settled or otherwise substantially resolved; (ii) FHN has determined material loss to be probable but is not reasonably able to estimate an amount or range of material loss liability; or (iii) FHN has determined that material loss is not probable but is reasonably possible, and that the amount or range of that material loss is estimable. As defined in applicable accounting guidance, loss is reasonably possible if there is more than a remote chance of a material loss outcome for FHN. Set forth below are disclosures for certain pending or threatened litigation matters, including all matters mentioned in clauses (i) or (ii) and certain matters mentioned in (iii). In addition, certain other matters are discussed relating to FHN’s former mortgage origination and servicing businesses. In all litigation matters discussed, unless settled or otherwise resolved, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.

FHN reassesses the liability for litigation matters each quarter as the matters progress. At December 31, 2014, the aggregate amount of liabilities established for all material loss contingency matters was $56.2 million. Of the matters discussed under the heading “First Horizon Branded Mortgage Securitization Litigation Matters” below, only the Charles Schwab suit is among those matters for which a liability has been established. The liabilities discussed in this paragraph are separate from those discussed under the heading “Established Repurchase Liability” below.

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

In each material loss contingency matter, except as otherwise noted, there is a more than slight chance that each of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. At December 31, 2014, FHN estimates that for all material loss contingency matters, estimable reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to approximately $120 million. Of those matters discussed under the heading “First Horizon Branded Mortgage Securitization Litigation Matters,” only the Charles Schwab and the two FDIC suits are included in that range.

As a result of the general uncertainties discussed above and the specific uncertainties discussed for each matter mentioned below, it is possible that the ultimate future loss experienced by FHN for any particular matter may materially exceed the amount, if any, of currently established liability for that matter. That possibility exists both for matters included in the RPL estimated range mentioned above and for matters not included in that range.

Certain Matters Included in Reasonably Possible Loss Range

Debit Transaction Sequencing Litigation Matter. FTBNA is a defendant in a putative class action lawsuit concerning overdraft fees charged in connection with debit card transactions. A key claim is that the method used to order or sequence the transactions posted each day was improper. The case is styled as Hawkins v. First Tennessee Bank National Association, before the Circuit Court for Shelby County, Tennessee, Case No. CT-004085-11. The plaintiff seeks actual damages of at least $5 million, unspecified restitution of fees charged, and unspecified punitive damages, among other things. FHN’s estimate of reasonably possible loss for this matter is subject to significant uncertainties regarding: whether a class will be certified and, if so, the definition of the class; claims as to which no dollar amount is specified; the potential remedies that might be available or awarded; the ultimate outcome of potentially significant motions such as motions to dismiss, or for summary judgment; and the incomplete status of the discovery process.

RPL-Included First Horizon Branded Mortgage Securitization Litigation Matters. Several pending litigation matters are discussed under the heading “First Horizon Branded Mortgage Securitization Litigation Matters” below. For certain of those FHN has been able to estimate reasonably possible loss. Those estimable matters are the Charles Schwab, FDIC (NY), and FDIC (AL) cases. The estimates for those matters are included in the range of reasonably possible loss discussed above. The estimates are subject to significant uncertainties regarding: the dollar amounts claimed; the potential remedies that might be available or awarded; the outcome of any settlement discussions; the outcome of potentially significant motions; the availability of significantly dispositive defenses; the identity and value of assets that FHN may be required to repurchase to the extent asset repurchase is sought; the incomplete status of the discovery process; and the lack of precedent claims.

Certain Matters Not Included in Reasonably Possible Loss Range

RPL-Excluded First Horizon Branded Mortgage Securitization Litigation Matters. Several pending litigation matters are discussed under the heading “First Horizon Branded Mortgage Securitization Litigation Matters” below. For certain of those FHN has been able to estimate reasonably possible loss as mentioned in the preceding paragraph, and for others FHN has not. Those matters for which RPL currently is not estimable are the FHLB of San Francisco, Metropolitan Life, Royal Park, and Integra REC indemnity cases. FHN is unable to estimate a range of reasonably possible loss due to significant uncertainties regarding: claims as to which the claimant specifies no dollar amount; the potential remedies that might be available or awarded; the availability of significantly dispositive defenses such as statutes of limitations or repose; the outcome of potentially dispositive early-stage motions such as motions to dismiss; the identity and value of assets that FHN may be required to repurchase for those claims seeking asset repurchase; the incomplete status of the discovery process; the lack of a precise statement of damages; and lack of precedent claims.

Inquiry Regarding FHA-Insured Loans. Since second quarter 2012 FHN has been cooperating with the U.S. Department of Justice (“DOJ”) and the Office of the Inspector General for the Department of Housing and Urban Development (“HUD”) in a civil investigation regarding compliance with requirements relating to certain residential

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

mortgage loans insured by the Federal Housing Administration (“FHA”). HUD has reviewed a small sample of loans from the period being investigated. FHN has cooperated in the investigation, and discussions between the parties are continuing. The investigation could lead to a demand or claim under the federal False Claims Act and the federal Financial Institutions Reform, Recovery, and Enforcement Act of 1989, which allow treble and other special damages substantially in excess of actual losses. Currently FHN is not able to predict the eventual outcome of this matter. In anticipation of future substantive discussions between the parties, a liability has been established for this matter. However, FHN continues to be unable to estimate a range of reasonably possible loss in excess of established liabilities due to significant uncertainties regarding: the potential remedies, including any amount of enhanced damages, that might be available or awarded; the availability of significantly dispositive defenses; and the limited number of reported precedent claims and resolutions (involving other banking organizations) combined with a lack of underlying data connected with those resolutions.

The investigation has focused on loans originated by FHN on or after January 1, 2006. FHA-insured originations from January 1, 2006 through the August 31, 2008 divestiture of FHN’s national mortgage platform totaled 47,817 loans with an aggregate original principal balance of $8.2 billion. The amount of FHA- insured originations each year declined substantially following the divestiture.

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

At the time this report is filed, FHN, along with multiple co-defendants, is defending several lawsuits brought by investors which claim that the offering documents under which certificates relating to First Horizon branded securitizations (“FH proprietary securitizations”) were sold to them were materially deficient. The plaintiffs and venues of these suits are: (1) Charles Schwab Corp. in the Superior Court of San Francisco, California (Case No. 10-501610); (2) Federal Deposit Insurance Corporation (“FDIC”) as receiver for Colonial Bank, in the U.S. District Court for the Middle District of Alabama (Case No. CV-12-791-WKW- WC); and (3) FDIC as a receiver for Colonial Bank, in the U.S. District Court for the Southern District of New York (Case No. 12 Civ. 6166 (LLS)(MHD)). The plaintiffs in the pending suits claim to have purchased certificates in a number of separate FH proprietary securitizations and demand that FHN repurchase their investments, or answer in damages or rescission, among other remedies sought.

In some of the pending suits underwriters are co-defendants and have demanded, under provisions in the applicable underwriting agreements, that FHN indemnify them for their expenses and any losses they may incur. In addition, FHN has received indemnity demands from underwriters in certain other suits as to which investors claim to have purchased senior certificates in FH proprietary securitizations. FHN has not been named a defendant in these suits, which FHN is defending indirectly as indemnitor. The plaintiffs and venues of these other suits are: (4) FHLB of San Francisco, in the Superior Court of San Francisco County, California (Case No. CGC-10-497840); (5) Metropolitan Life Insurance Co., in the Supreme Court of New York County, New York (No. 651360-2012); (6) Royal Park Invs. SA/NV, in the Supreme Court of New York County, New York (No. 652607-2012); and (7) Commonwealth of Virginia ex rel. Integra REC LLC, in the Circuit Court for the City of Richmond (No. CL14-399).

Details concerning the original purchase amounts and ending balances of the investments at issue in most of these pending suits, as to which FHN is a named defendant or as to which FHN has an agreement to indemnify an underwriter defendant, are set forth below. Information about the performance of the FH proprietary securitizations related to these suits is available in monthly reports published by the trustee for the securitization trusts. FHN believes that certain plaintiffs did not purchase the entire certificate in the securitizations in which they invested. Reporting by the trustee is at a certificate level and, as a result, ending certificate balances in the following table were adjusted to reflect FHN’s estimate of the ending balance of each partial certificate purchased by these plaintiffs. Plaintiffs in the pending lawsuits claim to have purchased a total of $225.7 million of certificates and the purchase prices of the certificates subject to the indemnification requests total $331.4 million. “Senior”

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

and “Junior” refer to the ranking of the investments in broad terms; in most cases the securitization provided for sub-classifications within the Senior or Junior groups. Excluded from the information above and the table below is information related to the Integra case. Although FHN is aware that one of its Alt-A securitizations from 2005 is at issue in Integra, FHN does not know which certificate(s), or portion(s) of certificate(s), are involved.

(Dollars in thousands)	Alt-A		Jumbo
	Senior	Junior	Senior	Junior

Vintage
Original Purchase Price:
2005	$200,117	$-	$30,000	$-
2006	77,906	-	-	-
2007	199,012	-	50,000	-

Total	$477,035	$-	$80,000	$-

Ending Balance per the December 25, 2014, trust statements:
2005	$51,564	$-	$10,342	$-
2006	33,066	-	-	-
2007	86,038	-	14,711	-

Total	$170,668	$-	$25,053	$-

If FHN were to repurchase certificates, it would recognize as a loss the difference between the amount paid (adjusted for any related litigation liability previously established) and the fair value of the certificates at that time.

The total ending certificate balance of the investments which are the subject of the current pending lawsuits was $195.7 million as reported on the December 25, 2014, trust statements, with approximately 85 percent of the remaining balances performing. Cumulative losses on the investments which are the subject of the remaining lawsuits, as reported on the trust statements, represent approximately 6 percent of the original principal amount underlying the certificates purchased. Ending certificate balances reflect the remaining principal balance on the certificates, after the monthly principal and interest distributions and after reduction for applicable cumulative and current realized losses. Recognized cumulative losses may not take into account all outstanding principal and interest amounts advanced by the servicer due to nonpayment by the borrowers; reimbursement of those advances to the servicer may increase cumulative losses. Losses often are reported by the trustee based on each certificate within a pool or group, which limits FHN’s ability to ascertain losses at the individual investor level.

As discussed below under “Legacy Home Loan Sales and Servicing,” similar claims may be pursued by other investors, and loan repurchase, make-whole, or indemnity claims may be pursued by securitization trustees or other parties to transactions seeking indemnity. At December 31, 2014, except for the Charles Schwab case, FHN had not recognized a liability for exposure for investment rescission or damages arising from the foregoing or other potential claims by investors that the offering documents under which the loans were securitized were materially deficient, nor for exposure for repurchase of loans arising from potential claims that FHN breached its representations and warranties made in FH proprietary securitizations at closing.

Legacy Home Loan Sales and Servicing

Overview. Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Predominantly mortgage loans were intended to be sold without recourse for credit default. Sales typically were effected either as non-recourse whole-loan sales or through non-recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominately to two GSEs: the Federal National Mortgage Association (“Fannie Mae,” “Fannie,” or “FNMA”), and the Federal Home Loan Mortgage Corporation (“Freddie Mac,” “Freddie,” or “FHLMC”). Federally insured or guaranteed whole-loans were pooled, and payments to investors were guaranteed through the Government National Mortgage Association (“Ginnie Mae,”

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

“Ginnie,” or “GNMA”). Collectively, Fannie Mae, Freddie Mac, and Ginnie Mae are referred to as the “Agencies.” Many mortgage loan originations, especially those “nonconforming” mortgage loans that did not meet criteria for whole-loan sales to the GSEs or insurance through Ginnie Mae, were sold to investors, or certificate-holders, predominantly through First Horizon (“FH”) branded proprietary securitizations but also, to a lesser extent, through whole-loan sales to private non-Agency purchasers. In addition, FHN originated with the intent to sell and sold HELOCs and second lien mortgages through whole-loan sales to private purchasers and, to a lesser extent, through FH proprietary securitizations.

On August 31, 2008 FHN sold its national mortgage origination and servicing platforms along with a portion of its servicing assets and obligations. This is sometimes referred to as the “2008 sale,” the “2008 divestiture,” the “platform sale,” or other similar terms. FHN contracted to have its remaining servicing obligations sub-serviced. Since the 2008 platform sale FHN has sold substantially all remaining servicing assets and obligations.

Loans Sold With Full or Limited Recourse. FHN also sold certain Agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally included mortgage loans sold to investors in the secondary market which were uninsurable under government mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance (“MI”), the FHA insurance, or the Veteran’s Administration (“VA”) guaranty. FHN may absorb losses on these loans due to uncollected interest and foreclosure costs but has limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan.

FHN also has potential loss exposure from claims that FHN violated FHA or VA requirements related to the origination of the loans and insurance or guarantee claims filed after origination in relation to the loans. Additional information concerning a pending investigation related to FHA-insured lending is provided in “Inquiry Regarding FHA-Insured Loans” above.

Unless otherwise noted, the remaining discussion under this section, “Legacy Home Loan Sales and Servicing,” excludes information concerning full or limited recourse loan sales.

Agency Whole-Loan Sales. Even though Agency loans were sold without recourse for credit loss, FHN may be obligated to either repurchase a loan for the unpaid principal balance (“UPB”) or make the purchaser whole for the economic loss incurred if FHN breached representations or warranties made by FHN to the purchaser at the time of the sale. Such representations and warranties typically covered both substantive and process matters, such as the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers. Since the mortgage platform sale in 2008 through December 31, 2014, Agencies, primarily the two GSEs, have accounted for the vast majority of repurchase/make-whole claims received.

In the fourth quarter of 2013 FHN entered into a definitive resolution agreement (“DRA”) with Fannie Mae, and in the first quarter of 2014 FHN entered into a DRA with Freddie Mac, in each case resolving certain legacy selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans FHN no longer serviced at the time of the DRA. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have obligations related to mortgage insurance rescissions, cancellations, and denials. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for mortgage insurance cancellations and denials to the extent attributable to the acts of the current servicer.

As a result of the DRAs, the repurchase pipeline overall is smaller, and the proportion of GSE-related repurchase requests in the pipeline also is smaller, than in periods pre-dating the DRAs. The repurchase liability FHN has recorded as of December 31, 2014 contemplates, among other things, estimates of FHN’s repurchase exposure related to loans excluded from the DRAs and estimates of FHN’s repurchase exposure related to certain other whole-loan sales. See “Other Whole-Loan Sales” and “Established Repurchase Liability” below for additional information.

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

Other Whole-Loan Sales. Prior to the 2008 divestiture FHN also sold first lien mortgage loans through whole-loan sales to non-Agency purchasers. FHN made contractual representations and warranties to the purchasers generally similar to those made to Agency purchasers. As of December 31, 2014, 45 percent of repurchase/make-whole claims in the pipeline relate to other whole-loan sales. These claims are included in FHN’s liability methodology and the assessment of the adequacy of the repurchase and foreclosure liability.

Many of these loans were included by the purchasers in their own securitizations, not using the First Horizon brand. FHN’s contractual representations and warranties to these loan purchasers generally included repurchase and indemnity covenants for losses and expenses applicable to the securitization caused by FHN’s breach. Currently the following categories of legal actions are pending which involve FHN and non-Agency whole-loan sales: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii) FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; (iii) FHN has received repurchase or make-whole demands from purchasers or their assignees; and (iv) FHN is a defendant in certain legal actions involving FHN-originated loans. In some cases the loans to be reviewed, or which otherwise are at issue, have not been identified specifically. Assignees can include securitizers or securitization trustees, among others. A loan is included in the repurchase pipeline only when an identifiable demand for repurchase has been made outside of active litigation.

First Horizon Branded Proprietary Mortgage Securitizations. From 2005 through 2007 FHN originated and sold certain non-agency, nonconforming mortgage loans, consisting of Jumbo and Alternative-A (“Alt A”) first lien mortgage loans, to private investors through 80 proprietary securitization trusts under the FH brand. Securitized loans generally were sold indirectly to investors as interests, commonly known as certificates, in the trusts. The certificates were sold to a variety of investors, including GSEs in some cases, through securities offerings under a prospectus or other offering documents. In most cases, the certificates were tiered into different risk classes, with junior classes exposed to trust losses first and senior classes exposed after junior classes were exhausted. Through third quarter 2013, FHN continued to service substantially all of the remaining loans sold through FH proprietary securitizations. In 2013 FHN contracted to sell substantially all such servicing rights and obligations, with transfers occurring largely in fourth quarter 2013 and first quarter 2014. As of December 31, 2014, the aggregate remaining UPB in active FH proprietary securitizations from 2005 through 2007 was $6.1 billion consisting of $4.2 billion Alt-A mortgage loans and $1.9 billion Jumbo mortgage loans.

Representations and warranties were made to the securitization trustee, as the nominal purchaser of the loans, for the benefit of investors. As such, FHN has exposure to the trustee for repurchase of loans arising from claims that FHN breached its representations and warranties made at closing. As of December 31, 2014, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitizations based on breaches of representations and warranties to the trustee.

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

GSEs and certain other quasi-governmental entities were among the purchasers of certificates in FH proprietary securitizations. As such, they are entitled to the benefits of the same representations and warranties as other investors. However, under federal law some entities of that sort are permitted to undertake, independently of other investors, reviews of FHN’s mortgage loan origination and servicing files. Such reviews are commenced using a subpoena process. If, because of such reviews, an entity determines there has been a breach of a representation or warranty that has had a material and adverse effect on the interests of the investors in any mortgage loan, the entity may attempt to persuade or compel enforcement of a repurchase obligation against FHN by the

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

securitization trustee. As discussed in more detail below in “Other Government Entity Loan Reviews,” FHN has received several such subpoenas.

The FH proprietary securitization trustee generally may initiate a loan review, without prior official action by investors, for the purpose of determining compliance with applicable representations and warranties with respect to any or all of the active FH proprietary securitizations. If non-compliance is discovered, the trustee may seek repurchase or other relief. In addition, FHN’s trustee is a defendant in a lawsuit in which the plaintiffs have asserted that the trustee has duties under federal law to review loans and otherwise act against FHN outside of the duties specified in the applicable trust documents. At December 31, 2014, FHN’s trustee had made no claims against FHN and no litigation by the trustee was pending against FHN.

FHN is not able to estimate any liability for loan repurchase risk related to FH proprietary securitizations. FHN similarly is not able to estimate a range of reasonably possible losses associated with this risk, and no such amounts are included in the aggregate range discussed above. Those inabilities are due to significant uncertainties regarding: the absence of claims made; the nature and outcome of any claims process or related settlement discussions if pursued; the outcome of litigation if litigation is pursued; the identity and value of assets that FHN may be required to repurchase to the extent asset repurchase is sought; and the lack of precedent claims.

Also unlike loans sold to the GSEs, interests in securitized loans were sold as securities under prospectuses or other offering documents subject to the disclosure requirements of applicable federal and state securities laws. As an alternative to pursuing a claim for breach of representations and warranties through the trustee as mentioned above, an investor could pursue (and in certain cases mentioned below, have pursued or are pursuing) a claim alleging that the prospectus or other disclosure documents were deficient by containing materially false or misleading information or by omitting material information. A claim for such disclosure deficiencies typically could be brought under applicable federal or state securities statutes. Statutory remedies typically include rescission of the investment or monetary damages measured in relation to the original investment made. Any such statutory claim would be subject to applicable limitation periods and other statutory defenses. If a plaintiff properly made and proved its allegations, the plaintiff might attempt to claim that damages could include loss of market value on the investment even if there were little or no credit loss in the underlying loans. Claims based on alleged disclosure deficiencies also could be brought as traditional fraud or negligence claims with a wider scope of damages possible. Each investor could bring such a claim individually, without acting through the trustee to pursue a claim for breach of representations and warranties, and investors could attempt joint claims or attempt to pursue claims on a class-action basis. Claims of this sort have been resolved in a litigation context, unlike FHN’s GSE repurchase experience, and several claims still are pending as mentioned above. FHN’s analysis of loss content and establishment of appropriate liabilities in these cases follow principles and practices associated with litigation matters, including an analysis of available procedural and substantive defenses in each particular case, a determination of whether material loss is probable, and (if so) an estimation of the amount of ultimate loss, if any can be estimated. Alternatively, under applicable financial accounting guidance, a liability may be established or increased in the course of negotiations for settlement of a matter, whether or not a settlement results.

Other Government Entity Loan Reviews. Certain government entities acting on behalf of several purchasers of FH proprietary and other securitizations have subpoenaed information from FHN and others. The FHLB of San Francisco and FHLB of Atlanta have subpoenaed FHN for purposes of a loan origination review related to certain of their securitization investments. Collectively, the FHLB subpoenas seek information concerning a number of FH proprietary securitizations. In addition, the FDIC, acting on behalf of certain failed banks, has also subpoenaed FHN related to FH proprietary securitization investments by those institutions.

The FDIC and FHLB of San Francisco subpoenas also concern loans sold by FHN to non-Agency purchasers on a whole-loan basis which were included by those purchasers in non-FH securitizations. See “Other Whole-Loan Sales” above for additional information concerning loans originated and sold by FHN that were included in the purchasers’ own securitizations. In addition, the FHLB of Seattle has subpoenaed FHN in connection with FHN-originated loans that were included in non-FH securitizations. The FDIC subpoena fails to identify the specific investments made by the failed banks. Other than the dollar amounts of those investments which are the subject of the FDIC’s active litigation as receiver for Colonial Bank, FHN has limited information regarding at least some of the loans under review or the dollar amounts invested in relation to the FDIC and FHLB subpoenas. The FDIC

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

subpoenas partially overlap with the ongoing litigation matters mentioned above under “Litigation – Loss Contingencies.”

The subpoenas discussed above relate to ongoing reviews which ultimately could result in claims against FHN. The original and current certificate balances of the FH proprietary securitizations in which the FHLB of San Francisco invested are $501.1 million and $137.8 million, respectively. The original and current certificate balances of the FH proprietary securitizations in which the FHLB of Atlanta invested are $56.1 million and $6.7 million, respectively. There are limitations as to FHN’s knowledge of the amount of FH proprietary securitizations investments that are subject to the FDIC and FHLB of San Francisco subpoenas. Since the reviews at this time are not repurchase claims, the associated loans are not considered part of the repurchase pipeline.

Private Mortgage Insurance. MI was required by GSE rules for certain of the loans sold to GSEs and was also provided for certain of the loans that were securitized. MI generally was provided for the first lien loans sold or securitized having a loan-to-value ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices related to GSE-owned loans are not formal repurchase requests, FHN includes these in the active repurchase request pipeline to the extent they relate to securitized loans or are excluded from the DRA settlements with the GSEs mentioned above. FHN tracks and monitors MI cancellation notices received when assessing the overall adequacy of FHN’s repurchase liability.

Established Repurchase Liability. Based on currently available information and experience to date, FHN has evaluated its loan repurchase exposure and has accrued for losses of $120.1 million and $165.8 million as of December 31, 2014 and 2013, respectively, including a smaller amount related to equity- lending junior lien loan sales. FHN used all available information to estimate losses related to potential repurchase obligations not included in the DRAs including future MI rescissions, prior bulk servicing sales where FHN is no longer the directly responsible party but still has repurchase obligations, and obligations related to certain other loan sales, including repurchase obligations related to non-GSE loan sales. Additionally, FHN continues to monitor claims included in the active pipeline, historical repurchase rates, and loss severities. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income. The estimates are based upon currently available information and fact patterns that exist as of the balance sheet dates and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability.

Servicing and Foreclosure Practices. Through third quarter 2013, FHN serviced a predominately first lien mortgage loan portfolio with an unpaid principal balance of approximately $15 billion as of September 30, 2013. In fourth quarter 2013 and first quarter 2014, sales of substantially all remaining servicing were consummated under a contract discussed below. As a result, the loan portfolio serviced by FHN at December 31, 2014 had an unpaid principal balance of $252.8 million.

Prior to those sales, a substantial portion of FHN’s first lien portfolio was serviced through subservicing arrangements. FHN’s national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure and loss mitigation practices, of the then-remaining portion of FHN’s mortgage servicing portfolio were outsourced through a three year subservicing arrangement (the “2008 subservicing agreement”) with the platform buyer (the “2008 subservicer”). FHN entered into a replacement agreement in 2011 with a new subservicer (the “2011 subservicer”). In third quarter 2013 FHN contracted to sell substantially all of its remaining servicing obligations and servicing assets (including advances) to the 2011 subservicer. Transfer of the servicing was substantially completed in during first quarter 2014. Servicing still retained by FHN continues to be subserviced by the 2011 subservicer.

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

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

In 2011 regulators entered into consent decrees with several institutions, including FHN’s 2008 subservicer, requiring comprehensive revision of loan modification and foreclosure processes, including the remediation of borrowers that have experienced financial harm. In 2012 the 2008 subservicer, along with certain others, entered into a settlement agreement with the OCC which replaced the consent decree.

Under FHN’s 2008 subservicing agreement, the 2008 subservicer had the contractual right to follow FHN’s prior servicing practices as they existed 180 days prior to August 2008 until the 2008 subservicer became aware that such practices did not comply with applicable servicing requirements, subject to the subservicer’s obligation to follow accepted servicing practices, applicable law, and new requirements, including evolving interpretations of such practices, law and requirements. In the event of a dispute such as that described below between FHN and the 2008 subservicer over any liabilities for the subservicer’s servicing and management of foreclosure or loss mitigation processes, FHN cannot predict the costs that may be incurred.

FHN’s 2008 subservicer has presented invoices and made demands under the 2008 subservicing agreement that FHN pay certain costs related to tax service contracts, miscellaneous transfer costs, servicing timeline penalties, compensatory damages, and curtailments charged by GSEs and a government agency prior to FHN’s transfer of subservicing to its 2011 subservicer in the amount of $8.6 million. The 2008 subservicer also is seeking reimbursement from FHN for expenditures the 2008 subservicer has incurred or anticipates it will incur under the consent decree and supervisory guidance relating to foreclosure review (collectively, “foreclosure review expenditures”). The foreclosure review expenditures for which the 2008 subservicer has sought reimbursement total $34.9 million. Although the most recent request was made in 2012, additional reimbursement requests may be made. FHN disagrees with the 2008 subservicer’s position and has made no reimbursements. In the event that the 2008 subservicer pursues its position through litigation, FHN believes it has meritorious defenses and intends to defend itself vigorously. FHN also believes that certain amounts billed to FHN by agencies for penalties and curtailments on claims by MI insurers for actions by the 2008 subservicer prior to the 2011 subservicing transfer but billed after that date are owed by the 2008 subservicer. This disagreement has the potential to result in litigation and, in any such future litigation, the claim against FHN may be substantial.

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

In July 2012, Visa and MasterCard announced a joint settlement (the “Settlement”) related to the Payment Card Interchange matter, one of the Covered Litigation matters. Based on the amount of the Settlement attributable to Visa and an assessment of FHN’s contingent liability accrued for Visa litigation matters, the Settlement did not have a material impact on FHN. In September 2014, Visa funded $450 million into the escrow account, and as a result FHN made a payment to the derivative counterparty of $2.4 million in October 2014. As of December 31, 2014, the conversion ratio is 41 percent, and the contingent liability is $.8 million. Future funding of the escrow would dilute this exchange rate by an amount that is not determinable at present.

As of December 31, 2014 and 2013, the derivative liabilities were $5.2 million and $2.9 million, respectively.

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Contingencies and Other Disclosures (continued)

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

Other Disclosures–Indemnification Agreements and Guarantees. In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN’s obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

Note 19  ❑  Pension, Savings, and Other Employee Benefits

Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. Benefits under the plan are “frozen” so that years of service and compensation changes after 2012 do not affect the benefit owed. The contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. FHN did not make any contributions to the qualified pension plan in 2014. Future decisions to contribute to the plan will be based upon pension funding requirements under the Pension Protection Act, the maximum amount deductible under the Internal Revenue Code, and the actual performance of plan assets. Management has assessed the need for future contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2015.

FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the qualified pension plan have been limited by tax rules. These other non-qualified plans are unfunded, and contributions to these plans cover all benefits paid under the non- qualified plans. Payments made under the non-qualified plans were $5.0 million for 2014. FHN anticipates making benefit payments under the non-qualified plans of $5.0 million in 2015.

Savings plan. FHN provides all qualifying full-time employees with the opportunity to participate in the FHN tax qualified 401(k) savings plan. The qualified plan allows employees to defer receipt of earned salary, up to tax law limits, on a tax-advantaged basis. Accounts, which are held in trust, may be invested in a wide range of mutual funds and in FHN common stock. Up to tax law limits, FHN provides a 100 percent match for the first 6 percent of salary deferred in both 2014 and 2013, with company match contributions invested according to a participant’s current investment elections. Prior to the discontinuance of the accrual of benefits under the qualified pension plan as of December 31, 2012, FHN provided a company match of 50 percent of the first 6 percent of salary deferred, subject to Code limitations, with the company match contribution initially invested in company stock. The savings plan also allows employees to invest in a non-leveraged ESOP. Cash dividends on shares held by the ESOP are charged to retained earnings and the shares are considered outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 9,160,613 on December 31, 2014. Beginning in 2013, FHN provides a restorative benefit through a non-qualified savings restoration plan to certain highly-compensated employees who participate in the savings plan and whose contribution elections are capped by tax limitations.

FHN also provides “flexible dollars” to assist employees with the cost of annual benefits and/or allow the employee to contribute to his or her qualified savings plan. These “flexible dollars” are pre-tax contributions and are based upon the employees’ years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $20.4 million for 2014, $20.4 million for 2013 and $16.8 million for 2012.

FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance benefits to retirement-eligible employees. The postretirement medical plan is contributory. For the 2013 plan year, certain retiree contributions were adjusted based on criteria that were a combination of the employee’s age and/or years of service. For the 2014 plan year FHN contributed a fixed amount for each participant. FHN’s postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“the Act”) introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care that provide a benefit that is actuarially equivalent to Medicare Part D. At this time, FHN does not anticipate receiving a prescription drug subsidy under the Act. In third quarter 2013, FHN notified participants of revisions to the retiree medical plan effective January 1, 2014, which represented a negative plan amendment, the effects of which are being prospectively amortized beginning in third quarter 2013.

Actuarial assumptions. FHN’s process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the plan’s broad allocation of its assets to asset classes, such as large cap equity and fixed income. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a thirty year time horizon. Consequently, FHN selected a 5.85 percent assumption for 2015 for the defined benefit pension plan and a 2.30 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993. FHN selected a 6.35 percent assumption for postretirement medical plan assets dedicated to employees who retired after January 1, 1993.

The discount rates for the three years ended 2014 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN’s plans and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company’s funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $250 million par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. High quality corporate bonds experienced decreasing yields in 2014 resulting in a discount rate lower than 2013 and therefore a higher benefit obligation. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

The actuarial assumptions used in the defined benefit pension plan and other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost
	2014	2013	2012	2014	2013	2012

Discount rate
Qualified pension	4.30%	5.15%	4.35%	5.15%	4.35%	5.10%
Nonqualified pension	4.00%	4.70%	3.85%	4.70%	3.85%	4.75%
Other nonqualified pension	3.35%	4.05%	3.20%	4.05%	3.20%	4.40%
Postretirement benefits	3.45% - 4.45%	4.10% - 5.35%	3.80% - 4.55%	4.10% - 5.35%	3.80% - 4.55%	4.75% - 5.25%

Expected long-term rate of return
Qualified pension/ postretirement benefits	5.85%	6.60%	6.05%	6.60%	6.05%	6.90%
Postretirement benefit (retirees post January 1, 1993)	6.35%	6.95%	6.05%	6.95%	6.05%	6.90%
Postretirement benefit (retirees prior to January 1, 1993)	2.30%	2.85%	3.93%	2.85%	3.93%	4.49%

Rate of compensation increase (a)	N/A	N/A	4.10%	N/A	N/A	4.10%

(a)	Due to the pension plan freeze as of December 31, 2012, the rate of compensation increase no longer applies to the qualified pension plan.

In 2014, the Society of Actuaries published updated life expectancy tables based upon a study of recent non-governmental pension plan experience in the United States. These new tables reflect the increased longevity of pension plan participants as well as projected future improvements in life expectancy in comparison to prior life expectancy tables. FHN included the newly released tables within the annual re-measurement of its pension and postretirement plan calculations for 2014. Consideration of the new life expectancy tables resulted in an increase of the projected benefit obligations for FHN’s pension plans of approximately 8 percent in comparison to use of the former tables.

The health care cost trend rate assumption previously had a significant effect on the amounts reported. However, given the change to a defined contribution subsidy model for postretirement medical insurance benefits, a one-percentage-point change in assumed health care cost trend rates would have no impact on the reported service and interest cost components or the postretirement benefit obligation at the end of the plan year since the annual rate of increase in health care costs was no longer included in the actuarial assumptions for that plan for year end 2014 measurements.

FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

The components of net periodic benefit cost for the plan years 2014, 2013 and 2012 are as follows:

(Dollars in thousands)	Total Pension Benefits			Other Benefits
	2014	2013	2012	2014	2013	2012

Components of net periodic benefit cost
Service cost (a)	$56	$63	$14,800	$207	$460	$467
Interest cost	34,915	32,361	33,040	1,754	2,033	2,298
Expected return on plan assets	(40,093)	(34,946)	(39,813)	(1,025)	(816)	(915)
Amortization of unrecognized:
Transition (asset)/obligation	-	-	-	-	-	736
Prior service cost/(credit)	346	353	398	(1,163)	(299)	(9)
Actuarial (gain)/loss (b)	6,898	9,832	35,999	(1,006)	(171)	(488)

Net periodic benefit cost	2,122	7,663	44,424	(1,233)	1,207	2,089

ASC 715 curtailment/settlement expense (c)	-	370	1,231	-	-	-
ASC 715 special termination benefits (d)	1,009	-	-	-	-	-

Total periodic benefit costs	$3,131	$8,033	$45,655	$(1,233)	$1,207	$2,089

(a)	2014 and 2013 decline in total pension benefits service cost reflects the freeze of the pension plans effective December 31, 2012.

(b)

2014 and 2013 decline in recognition of total pension benefits actuarial loss driven by the change in amortization term from the estimated average remaining service period of active employees to the estimated average remaining life expectancy of the remaining participants in conjunction with the freeze of the pension plans on December 31, 2012.

(c)

In 2013 and 2012, lump sum payments under the supplemental retirement plan triggered settlement accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the settlement and realized an ASC 715 settlement expense.

(d)	In 2014, a one-time special termination benefits charge was recognized related to recalculation of a participant’s benefit under a non-qualified plan upon retirement.

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a calculated value that recognizes changes in the fair value of plan assets over five years, as permitted by GAAP.

FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

The following tables set forth the plans’ benefit obligations and plan assets for 2014 and 2013:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2014	2013	2014	2013

Change in Benefit Obligation
Benefit obligation, beginning of year	$693,716	$766,947	$38,464	$54,716
Service cost	56	63	207	460
Interest cost	34,915	32,361	1,754	2,033
Plan amendments	-	-	-	(10,678)
Actuarial (gain)/loss (a) (b)	157,619	(78,617)	(3,293)	(7,237)
Actual benefits paid	(27,462)	(27,038)	(1,804)	(1,030)
Expected Medicare Part D reimbursement	-	-	-	200
Special termination benefits	1,009	-	-	-

Benefit obligation, end of year	$859,853	$693,716	$35,328	$38,464

Change in Plan Assets
Fair value of plan assets, beginning of year	$640,605	$633,972	$16,360	$14,288
Actual return on plan assets	78,491	28,699	973	2,659
Employer contributions	3,915	4,972	1,110	443
Actual benefits paid – settlement payments	-	(1,160)	(1,804)	(1,030)
Actual benefits paid – other payments	(27,462)	(25,878)	-	-

Fair value of plan assets, end of year	$695,549	$640,605	$16,639	$16,360

Funded status of the plans	$(164,304)	$(53,111)	$(18,689)	$(22,104)

Amounts Recognized in the Statements of Financial Condition
Other assets	$-	$-	$11,882	$9,158
Other liabilities	(164,304)	(53,111)	(30,571)	(31,262)

Net asset/(liability) at end of year	$(164,304)	$(53,111)	$(18,689)	$(22,104)

(a)	2013 change in other benefits actuarial (gain)/loss driven by a change in the retiree medical plan.

(b)	2014 amounts primarily affected by decrease in the discount rates and consideration of the new life expectancy tables.

The qualified and nonqualified pension plans were underfunded as of December 31, 2014, by $114.3 million, and $50.0 million, respectively. At year-end 2013, the qualified and nonqualified pension plans were underfunded by $6.3 million, and $46.9 million, respectively. Because of the pension freeze as of the end of 2012, the pension benefit obligation and the accumulated benefit obligation are the same as of December 31, 2014 and 2013. The projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded all corresponding plan assets as of December 31, 2014 and 2013.

Unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2014 and 2013 consist of:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2014	2013	2014	2013

Amounts Recognized in Accumulated Other Comprehensive Income
Prior service cost/(credit)	$581	$927	$(8,577)	$(9,740)
Net actuarial (gain)/loss	354,264	241,941	(10,664)	(8,429)

Total	$354,845	$242,868	$(19,241)	$(18,169)

FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Pension, Savings, and Other Employee Benefits (continued)

The pre-tax amounts recognized in other comprehensive income during 2014 and 2013 were as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2014	2013	2014	2013

Changes in plan assets and benefit obligation recognized in other comprehensive income
Net actuarial (gain)/loss arising during measurement period (a)	$119,217	$(72,376)	$(3,241)	$(9,080)
Prior service cost/(credit) arising during measurement period	-	-	-	(10,678)
Items amortized during the measurement period:
Net transition (asset)/obligation	-	-	-	-
Prior service credit/(cost)	(346)	(353)	1,163	299
Net actuarial gain/(loss)	(6,898)	(10,202)	1,006	171

Total recognized in other comprehensive income	$111,973	$(82,931)	$(1,072)	$(19,288)

(a)	2014 amounts primarily affected by decrease in the discount rates and consideration of the new life expectancy tables.

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

The estimated net actuarial (gain)/loss, prior service cost/(credit), and transition (asset)/obligation for the plan that will amortize from accumulated other comprehensive income into net periodic benefit cost during the following fiscal year are as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2014	2013	2014	2013

Prior service cost/(credit)	$332	$346	$(1,163)	$(1,163)
Net actuarial (gain)/loss	9,582	6,539	(976)	(755)

FHN does not expect any defined benefit pension plan’s and other employee benefit plan’s assets to be returned to FHN in 2015.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate:

(Dollars in thousands)	Pension Benefits	Other Benefits

2015	$29,897	$1,427
2016	32,497	1,462
2017	34,434	1,502
2018	36,405	1,548
2019	38,266	1,597
2020-2024	219,771	8,831

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

FHN has adopted an investment strategy that reduces equities and increases long duration Fixed inocme allocations over time with the intention of reducing volatility of funded status and pension costs. At December 31, 2014 and 2013, the target allocation to equities was 32.5 percent and the target allocation to fixed income and cash equivalents was 67.5 percent. Equity securities, most of which are included in common and collective funds, primarily include investments in large capital and small capital companies located in the U.S., as well as international equity securities in developed and emerging markets. Fixed income securities include U.S. treasuries, corporate bonds of companies from diversified industries, municipal bonds, and foreign bonds. Fixed income investments generally have long durations consistent with the estimated pension liabilities of FHN. Retiree medical funds are kept in short-term investments, primarily money market funds and mutual funds. On December 31, 2014 and 2013, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN’s pension plan assets at December 31, 2014 and December 31, 2013, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 25 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

(Dollars in thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$5,817	$-	$-	$5,817
Equity securities:
U.S. mid capital	10,803	-	-	10,803
Fixed income securities:
U.S. treasuries	-	3,684	-	3,684
Corporate, municipal and foreign bonds	-	230,808	-	230,808
Common and collective funds:
Fixed income	-	231,666	-	231,666
U.S. large capital	-	119,234	-	119,234
U.S. small capital	-	39,449	-	39,449
International	-	54,088	-	54,088

Total	$16,620	$678,929	$-	$695,549

(Dollars in thousands)	December 31, 2013
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$9,347	$-	$-	$9,347
Equity securities:
U.S. mid and small capital	63,834	-	-	63,834
Fixed income securities:
U.S. treasuries	-	4,585	-	4,585
Corporate, municipal and foreign bonds	-	199,896	-	199,896
Common and collective funds:
Fixed income	-	205,580	-	205,580
U.S. large capital	-	102,702	-	102,702
International	-	54,661	-	54,661

Total	$73,181	$567,424	$-	$640,605

Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. The Retirement Investment Committee, comprised of senior managers within the organization, meets regularly to review asset performance and potential portfolio rebalancing. Rebalancing of pension assets is based upon a de-risking glide path as well as liquidity needs for plan benefits.

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

The fair value of FHN’s retiree medical plan assets at December 31, 2014 and December 31, 2013 by asset category are as follows:

(Dollars in thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$425	$-	$-	$425
Mutual funds:
Equity mutual funds	9,627	-	-	9,627
Fixed income mutual funds	6,587	-	-	6,587

Total	$16,639	$-	$-	$16,639

(Dollars in thousands)	December 31, 2013
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$600	$-	$-	$600
Equity securities:
U.S. small capital	1,613	-	-	1,613
Mutual funds:
Equity mutual funds	9,102	-	-	9,102
Fixed income mutual funds	4,511	-	-	4,511
Fixed income securities:
U.S. treasuries	-	119	-	119
Corporate and foreign bonds	-	415	-	415

Total	$15,826	$534	$-	$16,360

The number of shares of FHN common stock held by the qualified pension plan was 792,607 for 2014 and 2013.

FIRST HORIZON NATIONAL CORPORATION

Note 20  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Equity compensation plans

FHN currently has one plan, its shareholder-approved Equity Compensation Plan (“ECP”), which authorizes the grant of new stock-based awards to employees and directors. Most awards outstanding at year end were granted under the ECP, though older stock options and certain deferred stock units remain outstanding under several plans which no longer are active. The ECP authorizes a broad range of award types, including restricted shares, stock units, and stock options. Stock units may be paid in shares or cash, depending upon the terms of the award. The ECP also authorizes the grant of stock appreciation rights, though no such grants have been made. Awards generally have service-vesting conditions, meaning that the employee must remain employed by FHN for certain periods in order for the award to vest. Some outstanding awards also have performance conditions, and one outstanding award has performance conditions associated with FHN’s stock price. FHN operates the ECP by establishing award programs, each of which is intended to cover a specific need. Programs are created, changed, or terminated as needs change. Unvested awards have service and/or performance conditions which must be met in order for the shares to vest. On December 31, 2014, there were 8,782,972 shares available for new awards under the ECP. The ECP imposes a separate limit on full-value (non-option) awards which is included within the overall limit; at December 31, 2014 there were 8,576,003 shares available to be granted as full-value awards.

Service condition full-value awards. Awards may be granted with service conditions only. In recent years programs using these awards have included an annual program for selected management employees, a mandatory deferral program for executives tied to annual bonuses earned, other mandatory deferral programs, various retention programs, and special hiring-incentive situations. Details of the awards vary by program, but most are settled in shares at vesting rather than cash, and vesting rarely begins earlier than the first anniversary of grant and rarely extends beyond the fourth anniversary of grant. Annual programs tend to use multiple annual vesting dates while retention programs tend to use a single vesting date, but there are exceptions.

Performance condition awards. Under FHN’s long-term incentive and corporate performance programs, performance stock units (executives) and cash units (selected management employees) are granted annually and vest only if predetermined performance measures are met. The measures are changed each year based on goals and circumstances prevailing at the time of grant. In recent years the performance periods have been three years, with service-vesting on the third anniversary of the grant. Recent annual performance awards require pro-rated forfeiture for performance falling between a threshold level and a maximum, but all-or-nothing awards have been granted and one such award was outstanding at year-end. Performance awards sometimes are used to provide a narrow, targeted incentive to a single person or small group; one such award which represents a market performance condition to FHN’s CEO is discussed in the next paragraph. Of the annual program awards paid during 2014 or outstanding on December 31, 2014: performance conditions related to the 2010 units were met at the 50 percent payout level, so that 25 percent were paid in 2013 and 25 percent in 2014 with the remaining 50 percent forfeited; performance conditions related to the 2011 units were met at the 87.5 percent payout level and were paid in 2014; the three-year performance period of the 2012 units has ended but performance is measured relative to peers and has not yet been determined; and, the three-year performance periods for the 2013 and 2014 units have not ended.

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

Director awards. Non-employee directors receive cash and annual grants of service-conditioned stock units under a program approved by the board of directors. Some units are settled in cash, and others are settled in shares, at vesting in the year following the year of grant. In 2013 and 2014 each director received $45,000 of stock units, representing a portion of their annual retainer, that were settled in shares. Starting with the annual meeting in second quarter 2013, directors also began receiving stock units settled in cash. Those cash-settled units were granted in lieu of cash meeting fees. The amount of such units each director receives varies with committee assignment. A supplemental annual award of cash-settled stock units also is granted to the lead director. Prior to 2007 the board granted 8,930 shares of restricted stock to each new non-employee director upon election to the

FIRST HORIZON NATIONAL CORPORATION

Note 20  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

board, with restrictions lapsing at a rate of ten percent per year. That program was discontinued in 2007, although a legacy award remains outstanding.

The summary of restricted and performance stock and unit activity during the year ended December 31, 2014, is presented below:

	Shares/ Units	Weighted average grant date fair value

Nonvested on January 1, 2014	4,174,196	$10.51
Shares/units granted	874,242	11.62
Shares/units vested	(1,402,901)	11.02
Shares/units cancelled	(290,392)	11.35

Nonvested on December 31, 2014	3,355,145	$10.51

The weighted average grant date fair value for shares/units granted in 2013 and 2012 was $10.63 and $9.25, respectively.

On December 31, 2014, there was $14.2 million of unrecognized compensation cost related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.4 years. The total grant date fair value of shares vested during 2014, 2013 and 2012, was $15.5 million, $13.8 million and $12.1 million, respectively.

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

The summary of stock option activity for the year ended December 31, 2014, is shown below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)

January 1, 2014	8,593,175	$19.29
Options granted	592,551	11.77
Options exercised	(199,880)	10.74
Options expired/cancelled	(1,194,739)	30.78

December 31, 2014	7,791,107	17.18	3.89	$11,826

Options exercisable	5,820,652	19.34	3.56	6,376
Options expected to vest	1,970,455	10.81	4.88	5,449

The total intrinsic value of options exercised during 2014 was $.4 million. The total intrinsic value of options exercised during 2013 and 2012 was immaterial. On December 31, 2014, there was $1.8 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 2.5 years.

FHN granted 592,551, 866,742 and 1,248,685 stock options with a weighted average fair value of $3.50, $3.21 and $3.80 per option at grant date in 2014, 2013 and 2012, respectively.

FIRST HORIZON NATIONAL CORPORATION

Note 20  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2014, 2013, and 2012 with the following assumptions:

	2014	2013	2012

Expected dividend yield	1.70%	1.84%	0.42%
Expected weighted-average lives of options granted	6.15 years	6.12 years	6.11 years
Expected weighted-average volatility	33.79%	36.19%	42.40%
Expected volatility range	24.55 – 61.49%	27.27 – 62.98%	35.80 – 62.21%
Risk-free interest rate	1.96%	1.16%	1.10%

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. For options granted in 2014, 2013, and 2012, FHN used a blended volatility rate in order to more accurately reflect expected volatility. A portion of the weighted average volatility rate was derived by compiling daily closing stock prices over a historical period approximating the expected lives of the options. Additionally, because of market volatility experienced during this time period related to economic conditions and the impact on stock prices of financial institutions, FHN also incorporated a measure of implied volatility so as to incorporate more recent, normalized market conditions that are considered to better reflect future volatility.

Compensation Cost. The compensation cost that has been included in income from continuing operations pertaining to stock-based awards was $11.4 million, $16.1 million, and $16.2 million for 2014, 2013, and 2012, respectively. The corresponding total income tax benefits recognized were $4.4 million in 2014 and $6.2 million for 2013 and 2012.

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

FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Business Segment Information

FHN has four business segments: regional banking, capital markets, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers largely in Tennessee and other selected markets. Regional banking provides investments, financial planning, trust services and asset management, credit card, and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally. The capital markets segment consists of fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory, and derivative sales. The corporate segment consists of gains/(losses) on the extinguishment of debt, unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, acquisition-related costs, and various charges related to restructuring, repositioning, and efficiency initiatives. The non-strategic segment consists of the wind-down national consumer lending activities, legacy mortgage banking elements including servicing fees (in periods subsequent to first quarter 2014 these amounts are significantly lower), and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses along with the associated restructuring, repositioning, and efficiency charges.

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

(Dollars in thousands)		2014	2013	2012

Consolidated	Net interest income	$627,718	$637,374	$688,667
	Provision for loan losses	27,000	55,000	78,000
	Noninterest income	550,044	584,577	671,329
	Noninterest expense	841,211	1,158,601	1,383,701

	Income/(loss) before income taxes	309,551	8,350	(101,705)
	Provision/(benefit) for income taxes	78,501	(32,169)	(85,262)

	Income/(loss) from continuing operations	231,050	40,519	(16,443)
	Income/(loss) from discontinued operations, net of tax	-	548	148

	Net income/(loss)	$231,050	$41,067	$(16,295)

	Average assets	$23,998,985	$24,409,656	$25,053,304

	Depreciation and amortization	$56,896	$71,616	$117,972
	Expenditures for long-lived assets	38,880	41,463	21,862

Regional Banking	Net interest income	$602,066	$591,308	$605,460
	Provision/(provision credit) for loan losses	29,187	18,460	(898)
	Noninterest income	254,697	247,718	253,422
	Noninterest expense	540,846	531,808	572,905

	Income/(loss) before income taxes	286,730	288,758	286,875
	Provision/(benefit) for income taxes	102,027	103,970	104,171

	Net income/(loss)	$184,703	$184,788	$182,704

	Average assets	$13,275,428	$12,877,329	$12,658,617

	Depreciation and amortization	$38,271	$46,864	$73,720
	Expenditures for long-lived assets	30,833	34,764	17,617

Capital Markets	Net interest income	$12,697	$16,177	$20,746
	Noninterest income	202,723	268,435	334,990
	Noninterest expense	146,828	232,415	262,971

FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Business Segment Information (continued)

(Dollars in thousands)		2014	2013	2012

	Income/(loss) before income taxes	68,592	52,197	92,765
	Provision/(benefit) for income taxes	25,751	19,619	35,054

	Net income/(loss)	$42,841	$32,578	$57,711

	Average assets	$2,068,967	$2,255,281	$2,296,549

	Depreciation and amortization	$6,133	$8,666	$20,904
	Expenditures for long-lived assets	1,295	3,987	1,851

Corporate	Net interest income/(expense)	$(54,126)	$(46,127)	$(35,908)
	Noninterest income	26,967	26,055	27,007
	Noninterest expense	70,453	75,263	99,438

	Income/(loss) before income taxes	(97,612)	(95,335)	(108,339)
	Provision/(benefit) for income taxes	(69,341)	(64,463)	(80,880)

	Net income/(loss)	$(28,271)	$(30,872)	$(27,459)

	Average assets	$5,591,239	$5,192,411	$5,223,014

	Depreciation and amortization	$10,796	$13,754	$19,072
	Expenditures for long-lived assets	6,218	1,050	2,327

Non-Strategic	Net interest income	$67,081	$76,016	$98,369
	Provision for loan losses	(2,187)	36,540	78,898
	Noninterest income	65,657	42,369	55,910
	Noninterest expense	83,084	319,115	448,387

	Income/(loss) before income taxes	51,841	(237,270)	(373,006)
	Provision/(benefit) for income taxes	20,064	(91,295)	(143,607)

	Income/(loss) from continuing operations	31,777	(145,975)	(229,399)
	Income/(loss) from discontinued operations, net of tax	-	548	148

	Net income/(loss)	$31,777	$(145,427)	$(229,251)

	Average assets	$3,063,351	$4,084,635	$4,875,124

	Depreciation and amortization	$1,696	$2,332	$4,276
	Expenditures for long-lived assets	534	1,662	67

Certain previously reported amounts have been reclassified to agree with current presentation.

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Variable Interest Entities

ASC 810 defines a VIE as an entity where the equity investors, as a group, lack either (1) the power through voting rights, or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance, (2) the obligation to absorb the expected losses of the entity, (3) the right to receive the expected residual returns of the entity, or (4) sufficient equity at risk for the entity to finance its activities by itself. A variable interest is a contractual ownership, or other interest, that fluctuates with changes in the fair value of the VIE’s net assets exclusive of variable interests. Under ASC 810, as amended, a primary beneficiary is required to consolidate a VIE when it has a variable interest in a VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant.

Consolidated Variable Interest Entities

FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking and consumer lending operations. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts’ economic performance. In situations where the retention of MSR and other retained interests, including residual interests and subordinated bonds, results in FHN potentially absorbing losses or receiving benefits that are significant to the trusts, FHN is considered the primary beneficiary, as it is also assumed to have the power as servicer to most significantly impact the activities of such VIEs. Consolidation of the trusts results in the recognition of the trusts’ proceeds as restricted borrowings since the cash flows on the securitized loans can only be used to settle the obligations due to the holders of the trusts’ securities. In third quarter 2013, FHN agreed to sell the servicing related to one of these securitization trusts that was previously consolidated. Upon closing of this sale in January 2014, the securitization trust was de- consolidated and prospectively considered a non-consolidated VIE. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN.

The only trust included in the December 31, 2014 balance of consolidated proprietary residential mortgage securitizations is a HELOC securitization trust that has entered a rapid amortization period and for which FHN is obligated to provide subordinated funding. During this period, cash payments from borrowers are accumulated to repay outstanding debt securities while FHN continues to make advances to borrowers when they draw on their lines of credit. FHN then transfers the newly generated receivables into the securitization trust and is reimbursed only after other parties in the securitization have received all of the cash flows to which they are entitled. If loan losses requiring draws on the related monoline insurers’ policies, which protect bondholders in the securitization, exceed a certain level, FHN may not receive reimbursement for all of the funds advanced to borrowers, as the senior bondholders and the monoline insurers typically have priority for repayment. This securitization trust is currently consolidated by FHN due to FHN’s status as the Master Servicer for the securitization and the retention of a significant residual interest. Because the trust is consolidated, amounts funded from monoline insurance policies are considered as additional restricted term borrowings in FHN’s Consolidated Statements of Condition.

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

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Variable Interest Entities (continued)

The following table summarizes VIEs consolidated by FHN as of December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
(Dollars in thousands)	On-Balance Sheet Consumer Loan Securitizations	Rabbi Trusts Used for Deferred Compensation Plans	On-Balance Sheet Consumer Loan Securitizations	Rabbi Trusts Used for Deferred Compensation Plans
	Carrying Value	Carrying Value	Carrying Value	Carrying Value

Assets:
Cash and due from banks	$182	N/A	$1,244	N/A
Loans, net of unearned income	76,772	N/A	100,790	N/A
Less: Allowance for loan losses	827	N/A	4,439	N/A

Total net loans	75,945	N/A	96,351	N/A

Other assets	436	$67,117	1,892	$64,505

Total assets	$76,563	$67,117	$99,487	$64,505

Liabilities:
Term borrowings	$65,612	N/A	$89,640	N/A
Other liabilities	4	$50,825	18	$49,519

Total liabilities	$65,616	$50,825	$89,658	$49,519

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

New Market Tax Credit LLCs. First Tennessee New Markets Corporation (“FTNMC”), a wholly-owned subsidiary of FTBNA, makes equity investments through wholly-owned subsidiaries as a non-managing member in various limited liability companies (“LLCs”) that sponsor community development projects utilizing the New Market Tax Credit (“NMTC”) pursuant to Section 45 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN’s community reinvestment initiatives. The activities of the LLCs include providing investment capital for low-income communities within FHN’s primary geographic region. A portion of the funding of FTNMC’s investment in a NMTC LLC is obtained via a loan from an unrelated third-party that is typically a community development enterprise. The NMTC LLCs are considered VIEs as FTNMC, the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. While FTNMC could absorb losses that are significant to the NMTC LLCs as it has a risk of loss for its initial capital contributions, the managing members are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the NMTC LLCs’ economic performance and the managing members are exposed to all losses beyond FTNMC’s initial capital contributions.

Small Issuer Trust Preferred Holdings. FTBNA holds variable interests in trusts which have issued mandatorily redeemable preferred capital securities (“trust preferreds”) for smaller banking and insurance enterprises. FTBNA

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Variable Interest Entities (continued)

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

Proprietary Residential Mortgage Securitizations. FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts’ economic performance. While FHN is assumed to have the power as servicer to most significantly impact the activities of such VIEs, in situations where FHN does not have the ability to participate in significant portions of a securitization trust’s cash flows FHN is not considered the primary beneficiary of the trust. Therefore, these trusts are not consolidated by FHN. Upon closing of the servicing sales in first quarter 2014, FHN’s interests in these securitizations declined substantially.

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

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Variable Interest Entities (continued)

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

On-Balance Sheet Consumer Loan Securitizations. Prior to March 31, 2014 FHN held variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its consumer lending operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts held no recourse to the assets of FHN. Based on their restrictive nature, the trusts were considered VIEs as the holders of equity at risk did not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts’ economic performance. The nonconsolidated proprietary residential mortgage securitizations as of December 31, 2013, consisted of two HELOC securitization trusts that had entered a rapid amortization period and for which FHN was obligated to provide subordinated funding. These securitization trusts were not consolidated by FHN as it was not the Master Servicer for the securitizations. FHN’s holding of a unilateral call right to reclaim specific assets in the trusts precluded sale accounting for the related securitization transactions. Thus, even though FHN was not the Master Servicer, the related transactions were accounted for as secured borrowings, with the associated loans and secured debt remaining within FHN’s Consolidated Financial Statements. These trusts were collapsed in first quarter 2014 as the collateral (loans) of the trust were repurchased and FHN eliminated the associated secured borrowing on the Consolidated Statements of Condition.

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

Managed Discretionary Trusts. FHN serves as manager over certain discretionary trusts for which it makes investment decisions on behalf of the trusts’ beneficiaries in return for a reasonable management fee. The trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power, through voting rights or similar rights, to direct the activities that most significantly impact the entities’ economic performance. The management fees FHN receives are not considered variable interests in the trusts as all of the requirements related to permitted levels of decision maker fees are met. Therefore, the VIEs are not consolidated by FHN as it is not the trusts’ primary beneficiary. FHN has no contractual requirements to provide financial support to the trusts.

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Variable Interest Entities (continued)

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2014:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type

Low income housing partnerships (a)(b)	$46,851	$-	Other assets
New market tax credit LLCs (b)(c)	21,648	-	Other assets
Small issuer trust preferred holdings (d)	364,882	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	51,613	62,561	(e)
Proprietary trust preferred issuances (f)	N/A	206,186	Term borrowings
Proprietary and agency residential mortgage securitizations	25,904	-	(g)
Holdings of agency mortgage-backed securities (d)	3,881,505	-	(h)
Commercial loan troubled debt restructurings (i)(j)	47,258	-	Loans, net of unearned income
Managed discretionary trusts	N/A	N/A	N/A

(a)	Maximum loss exposure represents $42.2 million of current investments and $4.7 million of contractual funding commitments. Only the current investment amount is included in Other assets.

(b)	A liability is not recognized as investments are written down over the life of the related tax credit.

(c)	Maximum loss exposure represents current investment balance. Of the initial investment, $18.0 million was funded through loans from community development enterprises.

(d)	Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts’ securities.

(e)	Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $62.6 million classified as Term borrowings.

(f)	No exposure to loss due to the nature of FHN’s involvement.

(g)

Includes $.6 million and $.1 million classified as MSR related to proprietary and agency residential mortgage securitizations, respectively, and $5.6 million classified as Trading securities related to proprietary residential mortgage securitizations. Aggregate servicing advances of $19.6 million are classified as Other assets.

(h)	Includes $519.1 million classified as Trading securities and $3.4 billion classified as Securities available-for-sale.

(i)

Maximum loss exposure represents $44.0 million of current receivables and $3.2 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.

(j)	A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers’ operations.

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Variable Interest Entities (continued)

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

(g)

Includes $70.1 million and $.4 million classified as MSR related to proprietary and agency residential mortgage securitizations, respectively, and $7.2 million classified as Trading securities related to proprietary and agency residential mortgage securitizations. Aggregate servicing advances of $261.8 million are classified as Other assets.

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

Retained Interests

With the sales of substantially all servicing by the end of first quarter 2014, prior transfers of financial assets in which FHN has continuing involvement are no longer significant. See Note 18–Contingencies and Other Disclosures for information regarding FHN’s repurchase exposure for claims that FHN breached its representations and warranties made in connection with the sale of loans to proprietary and agency residential mortgage securitization trusts.

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Variable Interest Entities (continued)

For 2013, cash flows received and paid related to loan sales and securitizations where FHN had continuing involvement were as follows:

(Dollars in thousands)	Year Ended December 31, 2013

Proceeds from initial sales	$10,843
Servicing fees retained (a)	43,563
Purchases of GNMA guaranteed mortgages	97,684
Purchases of previously transferred financial assets (b)(c)	287,576
Other cash flows received on retained interests	5,482

(a)	Included servicing fees on MSR associated with loan sales and purchased MSR.

(b)

Included repurchases of delinquent and performing loans, foreclosed assets, and make-whole payments for economic losses incurred by purchaser. Also included buyouts from GSEs in order to facilitate foreclosures.

(c)	2013 includes $74.7 million of cash paid related to clean-up calls exercised by FHN.

The principal amount of loans transferred through loan sales and securitizations and other loans managed with them in which FHN had continuing involvement, the principal amount of delinquent loans, and the net credit losses during the December 31, 2013 are as follows:

(Dollars in thousands)	Principal Amount of Residential Real Estate Loans (a) (b) (c)	Net Credit Loss

	December 31, 2013	Year Ended December 31, 2013

Total loans managed or transferred	$8,386,789	$219,925

(a)

Amounts represent real estate residential loans in FHN’s portfolio, held-for-sale, and loans that have been transferred in proprietary securitizations and whole loan sales in which FHN had a retained interest other than servicing rights. Also included $39.4 million of loans transferred to GSEs with any type of retained interest other than servicing rights in 2013.

(b)	Includes $.7 billion where the principal amount is 90 days or more past due or nonaccrual. Included in this amount was $39.8 million of GNMA guaranteed mortgages in 2013.

(c)

No delinquency or net credit loss data is provided for the loans transferred to FNMA or FHLMC because these agencies retain credit risk. See Note 18 - Contingencies and Other Disclosures for discussion related to repurchase obligations for loans transferred to GSEs or private investors.

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its capital markets and risk management operations, as part of its risk management strategy and as a means to meet customers’ needs. Additionally, FHN used derivatives to hedge MSR, but such hedges were terminated in third quarter 2013 when FHN entered into an agreement to sell substantially all MSR. Derivative instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee (“ALCO”) controls, coordinates, and monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur if a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and by using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with certain counterparties to limit credit risk. On December 31, 2014 and 2013, respectively, FHN had $91.7 million and $115.2 million of cash receivables and $55.6 million and $80.6 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds and over collateralized positions, with derivative counterparties. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. See additional discussion regarding master netting agreements and collateral posting requirements later in this note under the heading “Master Netting and Similar Agreements.” Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

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

Capital Markets

Capital markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital markets also enters into interest rate contracts, including caps, swaps, and floors, for its customers. In addition, capital markets enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Derivatives (continued)

value, with changes in fair value recognized currently in Capital markets noninterest income. Related assets and liabilities are recorded on the Consolidated Statements of Condition as Derivative assets and Derivative liabilities. The FTN Financial Risk Committee and the Credit Risk Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $170.3 million and $231.9 million for the years ended December 31, 2014 and 2013, respectively. Total revenues are inclusive of both derivative and non-derivative financial instruments, and are included in Capital markets noninterest income.

The following tables summarize FHN’s derivatives associated with capital markets trading activities as of December 31, 2014 and 2013:

(Dollars in thousands)	December 31, 2014
	Notional	Assets	Liabilities

Customer Interest Rate Contracts	$1,754,939	$76,614	$3,681
Offsetting Upstream Interest Rate Contracts	1,754,939	3,681	76,614
Option Contracts Purchased	15,000	12	-
Forwards and Futures Purchased	884,439	1,383	459
Forwards and Futures Sold	1,175,667	962	1,576

(Dollars in thousands)	December 31, 2013
	Notional	Assets	Liabilities

Customer Interest Rate Contracts	$1,786,532	$76,980	$11,214
Offsetting Upstream Interest Rate Contracts	1,786,532	11,214	76,980
Option Contracts Purchased	5,000	9	-
Forwards and Futures Purchased	1,278,331	2,489	824
Forwards and Futures Sold	1,445,656	531	3,519

Interest Rate Risk Management

FHN’s ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and interest-bearing liabilities have different maturity or repricing characteristics. FHN uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. Interest paid or received for swaps utilized by FHN to hedge the fair value of long term debt is recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. FHN’s interest rate risk management policy is to use derivatives to hedge interest rate risk or market value of assets or liabilities, not to speculate. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial customers that includes customer derivatives paired with upstream offsetting market instruments that, when completed, are designed to mitigate interest rate risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in Noninterest expense on the Consolidated Statements of Income.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain term borrowings totaling $554.0 million on December 31, 2014 and 2013, respectively. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet amount of these swaps was $15.3 million and $40.2 million in Derivative assets on December 31, 2014 and 2013, respectively. $304.0 million of these borrowings matured January 2015.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on its $500 million noncallable senior debt maturing in December 2015. This derivative qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk on this debt. The balance sheet amount of this swap was $9.1 million and $18.0 million in

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Derivatives (continued)

Derivative assets as of December 31, 2014 and 2013, respectively. There was no ineffectiveness related to this hedge.

FHN designates derivative transactions in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities. These qualify for hedge accounting under ASC 815-20 using the long-haul method. FHN hedges the interest rate risk of the subordinated debt totaling $200 million using a pay floating, receive fixed interest rate swap. The balance sheet amount of this swap was $3.9 million and $24.9 million in Derivative liabilities as of December 31, 2014 and 2013, respectively. There was no ineffectiveness related to this hedge.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $400.0 million of senior debt issued by FTBNA which matures in December 2019. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk of the senior debt in November 2014. The balance sheet impact of this swap was $.4 million in Derivative assets on December 31, 2014. There was an insignificant level of ineffectiveness related to this hedge.

The following tables summarize FHN’s derivatives associated with interest rate risk management activities as of and for the years ended December 31, 2014 and 2013:

(Dollars in thousands)	December 31, 2014
	Notional	Assets	Liabilities		Gains/(Losses)

Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$664,345	$26,084	$430		$577
Offsetting Upstream Interest Rate Contracts (a)	664,345	430	26,584		(577)

Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$1,654,000	$24,811	$3,910		$(12,126)
Hedged Items:
Term Borrowings (b)	N/A	N/A	$1,654,000	(c)	$12,272 (d)

(Dollars in thousands)	December 31, 2013
	Notional	Assets	Liabilities		Gains/(Losses)

Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$759,830	$28,747	$3,670		$(30,057)
Offsetting Upstream Interest Rate Contracts (a)	776,236	3,670	29,247		30,547

Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$1,254,000	$58,226	$24,904		$(61,853)
Hedged Items:
Term Borrowings (b)	N/A	N/A	$1,254,000	(c)	$61,853 (d)

(a)	Gains/losses included in the Other expense section of the Consolidated Statements of Income.

(b)	Gains/losses included in the All other income and commissions section of the Consolidated Statements of Income.

(c)	Represents par value of term borrowings being hedged.

(d)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

FHN hedges held-to-maturity trust preferred loans with a principal balance of $6.5 million as of December 31, 2014 and 2013, which have an initial fixed rate term before conversion to a floating rate. FHN has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial term. These hedge relationships qualify as fair value hedges under ASC 815-20. The impact of these swaps was $.7 million and $1.1 million in Derivative liabilities on the Consolidated Statements of Condition as of December 31, 2014 and

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Derivatives (continued)

2013, respectively. Interest paid or received for these swaps is recognized as an adjustment of the interest income of the assets whose risk is being hedged. Basis adjustments remaining at the end of the hedge term are being amortized as an adjustment to interest income over the remaining life of the loans. Gains or losses are included in Other income and commissions on the Consolidated Statements of Income.

The following tables summarize FHN’s derivative activities associated with held-to-maturity trust preferred loans as of and for the years ended December 31, 2014 and 2013:

(Dollars in thousands)	December 31, 2014
	Notional	Assets		Liabilities	Gains/(Losses)

Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$6,500	N/A		$744	$262
Hedged Items:
Trust Preferred Loans (a)	N/A	$6,500	(b)	N/A	$(259	)(c)

(Dollars in thousands)	December 31, 2013
	Notional	Assets		Liabilities	Gains/(Losses)

Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$6,500	N/A		$1,006	$1,037
Hedged Items:
Trust Preferred Loans (a)	N/A	$6,500	(b)	N/A	$(1,032	)(c)

(a)	Assets included in the Loans, net of unearned income section of the Consolidated Statements of Condition.

(b)	Represents principal balance being hedged.

(c)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

Other Derivatives

In conjunction with the sales of a portion of its Visa Class B shares, FHN and the purchaser entered into derivative transactions whereby FHN will make or receive cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. As of December 31, 2014, the derivative liabilities associated with the sales of Visa Class B shares were $5.2 million compared to $2.9 million as of December 31, 2013. See the Visa Matters section of Note 18 – Contingencies and Other Disclosures for more information regarding FHN’s Visa shares.

FHN utilizes cross currency swaps and cross currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with non-U.S. dollar denominated loans. As of December 31, 2014, these loans were valued at $4.9 million. As of December 31, 2013, these loans were valued at $.6 million, the balance sheet amount and the gains/losses associated with these derivatives were not material.

Legacy Mortgage Servicing Operations

Retained Interests

Prior to first quarter 2014, FHN had significantly larger amounts of retained mortgage servicing rights. FHN revalued MSR to current fair value each month with changes in fair value included in servicing income in Mortgage banking noninterest income on the Consolidated Statements of Income. FHN entered into interest rate contracts (potentially including swaps, swaptions, and mortgage forward purchase contracts) to hedge against the effects of changes in fair value of its MSR associated with increased prepayment activity that generally results from declining interest rates. Substantially all capitalized MSR were hedged for economic purposes. In third quarter 2013, in

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Derivatives (continued)

conjunction with the agreement to sell legacy mortgage servicing, FHN terminated all hedges associated with MSR and interest-only securities.

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

The following table summarizes FHN’s derivatives associated with legacy mortgage servicing activities as of and for the year ended December 31, 2013:

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

Interest rate derivatives are subject to agreements consistent with standard agreement forms of the International Swap and Derivatives Association (“ISDA”). Currently, all interest rate derivative contracts are entered into as over-the-counter transactions and collateral posting requirements are based on the net asset or liability position with each respective counterparty. For contracts that require central clearing, novation to a central counterparty clearinghouse occurs and collateral is posted. Cash collateral received (posted) for interest rate derivatives is recognized as a liability (asset) on FHN’s balance sheet.

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

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Derivatives (continued)

counterparty’s credit ratings were to increase, the counterparty could request the release of excess collateral. Collateral for these arrangements is adjusted daily based on changes in the net fair value position with each counterparty.

The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $100.5 million of assets and $80.5 million of liabilities on December 31, 2014, and $119.0 million of assets and $100.3 million of liabilities on December 31, 2013. As of December 31, 2014 and 2013, FHN had received collateral of $172.1 million and $196.4 million and posted collateral of $83.0 million and $105.9 million, respectively, in the normal course of business related to these agreements.

Certain agreements entered into prior to required central clearing also contain accelerated termination provisions, inclusive of the right of offset, if a counterparty’s credit rating falls below a specified level. If a counterparty’s debt rating (including FHN’s and FTBNA’s) were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and request immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $100.5 million of assets and $19.7 million of liabilities on December 31, 2014, and $119.0 million of assets and $30.1 million of liabilities on December 31, 2013. As of December 31, 2014 and 2013, FHN had received collateral of $172.1 million and $196.4 million and posted collateral of $26.6 million and $39.4 million, respectively, in the normal course of business related to these contracts.

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

The following table provides a detail of derivative assets and collateral received as presented on the Consolidated Statements of Condition as of December 31:

(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statement of Condition	Net amounts of assets presented in the Statement of Condition (a)	Gross amounts not offset in the Statement of Condition		Net amount
				Derivative liabilities available for offset	Collateral Received

Derivative assets:
2014 (b)	$131,731	$-	$131,731	$(15,768)	$(114,230)	$1,733
2013 (b)	178,837	-	178,837	(68,216)	(110,621)	-

(a)

Included in Derivative Assets on the Consolidated Statements of Condition. As of December 31, 2014 and 2013, $2.4 million and $3.0 million, respectively, of derivative assets (primarily capital markets forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	2014 and 2013 are comprised entirely of interest rate derivative contracts.

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Derivatives (continued)

The following table provides a detail of derivative liabilities and collateral pledged as presented on the Consolidated Statements of Condition as of December 31:

(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statement of Condition	Net amounts of liabilities presented in the Statement of Condition (a)	Gross amounts not offset in the Statement of Condition		Net amount
				Derivative assets available for offset	Collateral pledged

Derivative liabilities:
2014 (b)	$111,963	$-	$111,963	$(15,768)	$(78,390)	$17,805
2013 (b)	147,021	-	147,021	(68,216)	(59,999)	18,806

(a)

Included in Derivative Liabilities on the Consolidated Statements of Condition. As of December 31, 2014 and 2013, $7.3 million of derivative liabilities (primarily capital markets forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	2014 and 2013 are comprised entirely of interest rate derivative contracts.

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing and Lending Transactions

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

The following table provides a detail of Securities purchased under agreements to resell as presented on the Consolidated Statements of Condition and collateral pledged by counterparties as of December 31:

(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statement of Condition	Net amounts of assets presented in the Statement of Condition	Gross amounts not offset in the Statement of Condition		Net amount
				Offsetting securities sold under agreements to repurchase	Securities collateral (not recognized on FHN’s Statement of Condition)

Securities purchased under agreements to resell:
2014	$659,154	$-	$659,154	$(48,655)	$(602,403)	$8,096
2013	412,614	-	412,614	(8,672)	(396,855)	7,087

The following table provides a detail of Securities sold under agreements to repurchase as presented on the Consolidated Statements of Condition and collateral pledged by FHN as of December 31:

(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statement of Condition	Net amounts of liabilities presented in the Statement of Condition	Gross amounts not offset in the Statement of Condition		Net amount
				Offsetting securities purchased under agreements to resell	Securities Collateral

Securities sold under agreements to repurchase:
2014	$562,214	$-	$562,214	$(48,655)	$(513,463)	$96
2013	442,789	-	442,789	(8,672)	(434,008)	109

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities

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

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

Recurring Fair Value Measurements

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

(Dollars in thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total

Trading securities – capital markets:
U.S. treasuries	$-	$115,908	$-	$115,908
Government agency issued MBS	-	330,443	-	330,443
Government agency issued CMO	-	188,632	-	188,632
Other U.S. government agencies	-	127,263	-	127,263
States and municipalities	-	54,647	-	54,647
Trading Loans	-	15,088	-	15,088
Corporate and other debt	-	354,178	5	354,183
Equity, mutual funds, and other	-	2,590	-	2,590

Total trading securities – capital markets	-	1,188,749	5	1,188,754

Trading securities – mortgage banking:
Principal only	-	-	4,137	4,137
Interest only	-	-	167	167
Subordinated bonds	-	-	1,333	1,333

Total trading securities – mortgage banking	-	-	5,637	5,637

Loans held-for-sale	-	-	27,910	27,910
Securities available-for-sale:
U.S. treasuries	-	100	-	100
Government agency issued MBS	-	751,165	-	751,165
Government agency issued CMO	-	2,611,266	-	2,611,266
Other U.S. government agencies	-	-	1,807	1,807
States and municipalities	-	8,705	1,500	10,205
Equity, mutual funds, and other	26,264	-	-	26,264

Total securities available-for-sale	26,264	3,371,236	3,307	3,400,807

Mortgage servicing rights	-	-	2,517	2,517
Other assets:
Deferred compensation assets	25,665	-	-	25,665
Derivatives, forwards and futures	2,345	-	-	2,345
Derivatives, interest rate contracts	-	131,631	-	131,631
Derivatives, other	-	112	-	112

Total other assets	28,010	131,743	-	159,753

Total assets	$54,274	$4,691,728	$39,376	$4,785,378

Trading liabilities – capital markets:
U.S. treasuries	$-	$286,016	$-	$286,016
Other U.S. government agencies	-	1,958	-	1,958
Corporate and other debt	-	306,341	-	306,341

Total trading liabilities – capital markets	-	594,315	-	594,315

Other liabilities:
Derivatives, forwards and futures	2,035	-	-	2,035
Derivatives, interest rate contracts	-	111,964	-	111,964
Derivatives, other	-	-	5,240	5,240

Total other liabilities	2,035	111,964	5,240	119,239

Total liabilities	$2,035	$706,279	$5,240	$713,554

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

(Dollars in thousands)	December 31, 2013
	Level 1	Level 2	Level 3	Total

Trading securities – capital markets:
U.S. treasuries	$-	$70,472	$-	$70,472
Government agency issued MBS	-	231,398	-	231,398
Government agency issued CMO	-	55,515	-	55,515
Other U.S. government agencies	-	108,265	-	108,265
States and municipalities	-	30,814	-	30,814
Corporate and other debt	-	297,440	5	297,445
Equity, mutual funds, and other	-	614	-	614

Total trading securities – capital markets	-	794,518	5	794,523

Trading securities – mortgage banking:
Principal only	-	-	5,110	5,110
Interest only	-	-	2,085	2,085

Total trading securities – mortgage banking	-	-	7,195	7,195

Loans held-for-sale	-	-	230,456	230,456
Securities available-for-sale:
U.S. treasuries	-	39,996	-	39,996
Government agency issued MBS	-	823,689	-	823,689
Government agency issued CMO	-	2,290,937	-	2,290,937
Other U.S. government agencies	-	-	2,326	2,326
States and municipalities	-	13,655	1,500	15,155
Venture capital	-	-	4,300	4,300
Equity, mutual funds, and other	23,259	-	-	23,259

Total securities available-for-sale	23,259	3,168,277	8,126	3,199,662

Mortgage servicing rights	-	-	72,793	72,793
Other assets:
Deferred compensation assets	23,880	-	-	23,880
Derivatives, forwards and futures	3,020	-	-	3,020
Derivatives, interest rate contracts	-	178,846	-	178,846

Total other assets	26,900	178,846	-	205,746

Total assets	$50,159	$4,141,641	$318,575	$4,510,375

Trading liabilities – capital markets:
U.S. treasuries	$-	$210,096	$-	$210,096
Government agency issued MBS	-	854	-	854
Other U.S. government agencies	-	3,900	-	3,900
Corporate and other debt	-	153,498	-	153,498

Total trading liabilities – capital markets	-	368,348	-	368,348

Other liabilities:
Derivatives, forwards and futures	4,343	-	-	4,343
Derivatives, interest rate contracts	-	147,021	-	147,021
Derivatives, other	-	1	2,915	2,916

Total other liabilities	4,343	147,022	2,915	154,280

Total liabilities	$4,343	$515,370	$2,915	$522,628

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

Changes in Recurring Level 3 Fair Value Measurements

The changes in Level 3 assets and liabilities measured at fair value for the twelve months ended December 31, 2014, 2013, and 2012, on a recurring basis are summarized as follows:

(Dollars in thousands)	Twelve Months Ended December 31, 2014
	Trading securities	Loans held- for-sale		Securities available-for-sale		Mortgage servicing rights, net	Net derivative liabilities
				Investment portfolio	Venture Capital

Balance on January 1, 2014	$7,200	$230,456		$3,826	$4,300	$72,793	$(2,915)
Total net gains/(losses) included in:
Net income	149	52,494		-	(2,995)	1,248	(5,981)
Other comprehensive income/(loss)	-	-		(64)	-	-	-
Purchases	1,559	5,654		-	-	-	-
Issuances	-	-		-	-	-	-
Sales	(1,715)	(236,975)		-	(5)	(70,204)	-
Settlements	(1,550)	(19,806)		(455)	(1,300)	(1,320)	3,656
Net transfers into/(out of) Level 3	-	(3,913	)(b)	-	-	-	-

Balance on December 31, 2014	$5,643	$27,910		$3,307	$-	$2,517	$(5,240)

Net unrealized gains/(losses) included in net income	$225 (a)	$1,991	(a)	$-	$-	$43 (a)	$(5,981	)(c)

(Dollars in thousands)	Twelve Months Ended December 31, 2013
	Trading securities	Loans held- for-sale		Securities available-for-sale		Mortgage servicing rights, net	Net derivative liabilities	Other short-term borrowings
				Investment portfolio	Venture Capital

Balance on January 1, 2013	$17,992	$221,094		$5,253	$4,300	$114,311	$(2,175)	$(11,156)
Total net gains/(losses) included in:
Net income	5,028	(4,387)		-	-	20,182	(2,013)	(3)
Other comprehensive income/(loss)	-	-		(114)	-	-	-	-
Purchases	-	69,929		-	-	-	-	-
Issuances	-	-		-	-	-	-	-
Sales	(7,784)	-		-	-	(39,633)	-	11,159
Settlements	(8,036)	(40,369)		(1,313)	-	(22,067)	1,273	-
Net transfers into/(out of) Level 3	-	(15,811	)(b)	-	-	-	-	-

Balance on December 31, 2013	$7,200	$230,456		$3,826	$4,300	$72,793	$(2,915)	$-

Net unrealized gains/(losses) included in net income	$1,237 (a)	$(4,387	)(a)	$-	$-	$17,394 (a)	$2,013 (c)	$- (a)

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Twelve Months Ended December 31, 2012
	Trading securities		Loans held- for-sale		Securities available-for-sale			Mortgage servicing rights		Net derivative liabilities		Other short-term borrowings
					Investment portfolio	Venture Capital

Balance on January 1, 2012	$18,059		$210,487		$7,262	$12,179		$144,069		$(11,820)		$(14,833)
Total net gains/(losses) included in:
Net income	3,678		(2,618)		-	371		(5,075)		(1,757)		3,677
Other comprehensive income	-		-		(234)	-		-		-		-
Purchases	-		60,111		-	-		-		-		-
Sales	-		-		-	(8,250)		-		-		-
Settlements	(9,225)		(27,032)		(1,775)	-		(24,683)		11,402		-
Net transfers into/(out of) Level 3	5,480		(19,854	)(b)	-	-		-		-		-

Balance on December 31, 2012	$17,992		$221,094		$5,253	$4,300		$114,311		$(2,175)		$(11,156)

Net unrealized gains/(losses) included in net income	$2,084	(a)	$(2,618	)(a)	$-	$(4,700	)(d)	$(3,957	)(a)	$(1,757	)(c)	$3,677 (a)

(a)	Primarily included in mortgage banking income on the Consolidated Statements of Income.

(b)	Transfers out of recurring loans held-for-sale level 3 balances reflect movements out of loans held-for-sale and into real estate acquired by foreclosure (level 3 nonrecurring).

(c)	Included in Other expense.

(d)	Represents recognized gains and losses attributable to venture capital investments classified within securities available-for-sale that are included in securities gains/(losses) in noninterest income.

In third quarter 2014, FHN completed sales of first lien mortgage loans from its loans held-for-sale portfolio. The sale populations primarily represented loans that had been originated with the intent to sell to FNMA or FHLMC and consisted of repurchased loans as well as loans that remained after FHN’s exit of mortgage origination activities in 2008. Smaller amounts of jumbo loans were also included in the sale, along with some loans insured under government programs. Almost all of these loans had been accounted for at elected fair value (a recurring measurement) with a small amount having been accounted for as LOCOM loans (a nonrecurring measurement). The contracted sale values for the loans reflected a substantial improvement in pricing for pre-2009 vintage first lien mortgages in comparison to FHN’s historical methodologies used to estimate fair value, which incorporate significant Level 3 inputs within a discounted cash flow model. Accordingly, the loans being sold were marked to the revised estimate of fair value during the quarter and the pricing evidence from the sale transactions was considered a Level 2 input within the valuation process for the remaining non-governmental guaranteed portion of first lien mortgage loans held-for-sale. In fourth quarter 2012, FHN determined that the level of market information on prepayment speeds and discount rates associated with its principal only trading securities had become more limited. In response, FHN increased its use of observable inputs and transferred these balances to Level 3.

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2014, 2013, and 2012, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Carrying value at December 31, 2014				Twelve Months Ended December 31, 2014
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$3,322	$-	$3,322	$46
Loans held-for-sale – first mortgages	-	-	846	846	(470)
Loans, net of unearned income (a)	-	-	40,531	40,531	(714)
Real estate acquired by foreclosure (b)	-	-	30,430	30,430	(3,465)
Other assets (c)	-	-	63,821	63,821	(4,559)

					$(9,162)

(Dollars in thousands)	Carrying value at December 31, 2013				Twelve Months Ended December 31, 2013
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$6,185	$-	$6,185	$(122)
Loans held-for-sale – first mortgages	-	-	9,457	9,457	139
Loans, net of unearned income (a)	-	-	62,839	62,839	(3,109)
Real estate acquired by foreclosure (b)	-	-	45,753	45,753	(4,987)
Other assets (c)	-	-	66,128	66,128	(4,902)

					$(12,981)

(Dollars in thousands)	Carrying value at December 31, 2012				Twelve Months Ended December 31, 2012
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$23,902	$-	$23,902	$15
Loans held-for-sale – first mortgages	-	-	12,054	12,054	(436)
Loans, net of unearned income (a)	-	-	117,064	117,064	(55,948)
Real estate acquired by foreclosure (b)	-	-	41,767	41,767	(9,422)
Other assets (c)	-	-	76,501	76,501	(8,248)

					$(74,039)

(a)	Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.

(b)

Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(c)	Represents tax credit investments.

In first quarter 2013, FHN exercised clean-up calls on first lien mortgage proprietary securitization trusts. In accordance with accounting requirements, FHN initially recognized the associated loans at fair value. Fair value was primarily determined through reference to observable inputs, including current market prices for similar loans. Since these loans were from the 2003 vintage, adjustments were made for the higher yields associated with the loans in comparison to more currently originated loans being sold. This resulted in recognition of an immaterial premium for these transactions.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

Level 3 Measurements

The following tables provide information regarding the unobservable inputs utilized in determining the fair value of level 3 recurring and non-recurring measurements as of December 31, 2014 and 2013:

(Dollars in Thousands) Level 3 Class	Fair Value at December 31, 2014	Valuation Techniques	Unobservable Input	Values Utilized

Trading securities – mortgage (a)	$5,637	Discounted cash flow	Prepayment speeds	41% - 46%

			Discount rate	8% - 56%

Loans held-for-sale – residential real estate	28,756	Discounted cash flow	Prepayment speeds – First mortgage	2% - 12%

			Prepayment speeds – HELOC	5% - 15%

			Foreclosure losses	50% - 60%

			Loss severity trends – First mortgage	10% - 70% of UPB

			Loss severity trends – HELOC	45% - 100% of UPB

			Draw rate – HELOC	5% - 12%

Mortgage servicing rights (a)	2,517	Discounted cash flow	Prepayment speeds	15.2 CPR

			Discount rate	9.8%

			Cost to service	$141.40/Loan

			Earnings on escrow	1.385%

Derivative liabilities, other	5,240	Discounted cash flow	Visa covered litigation resolution amount	$4.8 billion - $5.6 billion

			Probability of resolution scenarios	10% - 30%

			Time until resolution	12 - 48 months

Loans, net of unearned income (b)	40,531	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal

		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value

			Financial Statements/Auction values adjustment	0% - 25% of reported value

Real estate acquired by foreclosure (c)	30,430	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

Other assets (d)	63,821	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield

		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

(a)	The unobservable inputs for principal-only and interest-only trading securities, MSR and subordinated bonds are discussed in the Mortgage servicing rights and other retained interests paragraph.

(b)	Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.

(c)

Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(d)	Represents tax credit investments.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in Thousands) Level 3 Class	Fair Value at December 31, 2013	Valuation Techniques	Unobservable Input	Values Utilized

Trading securities – mortgage(a)	$7,195	Discounted cash flow	Prepayment speeds	38% - 45%

			Discount rate	NM

Loans held-for-sale – residential real estate	239,913	Discounted cash flow	Prepayment speeds – First mortgage	6% - 10%

			Prepayment speeds – HELOC	3% - 12%

			Credit spreads	2% - 4%

			Delinquency adjustment factor	15% - 25% added to credit spread

			Loss severity trends – First mortgage	50% - 60% of UPB

			Loss severity trends – HELOC	35% - 100% of UPB

			Draw Rate – HELOC	2% - 11%

Venture capital investments	4,300	Industry comparables	Adjustment for minority interest and small business status	40% - 50% discount

		Discounted cash flow	Discount rate	25% - 30%

			Earnings capitalization rate	20% - 25%

Mortgage servicing rights(a)	72,793	Discounted cash flow	Prepayment speeds	19.7 CPR

			Discount rate	8.6%

			Cost to service	$162.00/Loan

			Earnings on escrow	1.385%

Derivative liabilities, other	2,915	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion - $5.0 billion

			Probability of resolution scenarios	15% - 45%

			Time until resolution	6 - 30 months

Loans, net of unearned income (b)	62,839	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal

		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value

			Financial Statements/Auction Values adjustment	0% - 25% of reported value

Real estate acquired by foreclosure (c)	45,753	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

Other assets (d)	66,128	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield

		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

NM	— not meaningful

(a)	The unobservable inputs for principal-only and interest-only trading securities, MSR and subordinated bonds are discussed in the mortgage servicing rights and other retained interests paragraph.

(b)	Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.

(c)

Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(d)	Represents tax credit investments.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

Mortgage servicing rights and other retained interests. Prepayment rates and credit spreads (part of the discount rate) are significant unobservable inputs used in the fair value measurement of FHN’s MSR and mortgage trading securities which include principal only strips, excess interest IO, and subordinated bonds. Cost to service and earnings on escrow are additional unobservable inputs included in the valuation of MSR. Increases in prepayment rates, credit spreads and costs to service in isolation would result in significantly lower fair value measurements for the associated assets. Conversely, decreases in prepayment rates, credit spreads and costs to service in isolation would result in significantly higher fair value measurements for the associated assets. An increase/(decrease) in earnings on escrow in isolation would be accompanied by an increase/(decrease) in the value of the related MSR. Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayment rates as customers are expected to refinance existing mortgages under more favorable interest rate terms. Generally, changes in discount rates directionally mirror the changes in market interest rates. In third quarter 2013, FHN agreed to sell substantially all its remaining legacy mortgage servicing. Sales commenced in fourth quarter 2013 and were substantially completed in first quarter 2014. FHN used the price in the definitive agreement, as adjusted for the portion of pricing that was not specific to the MSR and excess interest, as a third-party pricing source in the valuation of the remaining servicing assets as of December 31, 2014.

Prior to the contracted servicing sale, the MSR Hedging Working Group reviewed the overall assessment of the estimated fair value of MSR and excess interests weekly and was responsible for approving the critical assumptions used by management to determine the estimated fair value of FHN’s retained interests. In addition, this working group reviewed the source of significant changes to the carrying values each quarter and was responsible for hedges and approving hedging strategies during periods when the MSR was hedged. Hedges were terminated upon execution of the definitive agreement to sell servicing. Subsequent to the contracted servicing sale, FHN’s Corporate Accounting Department monitors sale activity and changes in the fair value of MSR and excess interest monthly.

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

Loans held-for-sale. Prepayment rates, foreclosure losses (2014), credit spreads (2013), and delinquency adjustment factors (2013) are significant unobservable inputs used in the fair value measurement of FHN’s residential real estate loans held-for-sale. Loss severity trends are also assessed to evaluate the reasonableness of fair value estimates resulting from discounted cash flows methodologies as well as to estimate fair value for newly repurchased loans and loans that are near foreclosure. Significant increases (decreases) in any of these inputs in isolation would result in significantly lower (higher) fair value measurements. Draw rates are an additional significant unobservable input for HELOCs. Increases (decreases) in the draw rate estimates for HELOCs would increase (decrease) their fair value. All observable and unobservable inputs are re-assessed monthly. Fair value measurements are reviewed at least monthly by FHN’s Corporate Accounting Department.

Venture capital investments. The unobservable inputs used in the estimation of fair value for Venture capital investments were adjustments for minority interest and small business status when compared to industry comparables, reduction of cash flow estimates due to industry uncertainty and the discount rate and earnings capitalization rate for a discounted cash flow analysis. For both valuation techniques, the inputs were intended to reflect the nature of the small business and the status of equity tranches held by FHN in relation to the overall valuation. The valuation of venture capital investments was reviewed at least quarterly by FHN’s Equity Investment Review Committee. Changes in valuation were discussed with respect to the appropriateness of the adjustments in relation to the associated triggering events.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

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

Repurchased loans are recognized within loans held-for-sale at fair value at the time of repurchase, which includes consideration of the credit status of the loans and the estimated liquidation value. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. Due to the credit-distressed nature of the vast majority of repurchased loans and the related loss severities experienced upon repurchase, FHN believes that the fair value election provides a more timely recognition of changes in value for these loans that occur subsequent to repurchase. Absent the fair value election, these loans would be subject to valuation at the LOCOM value, which would prevent subsequent values from exceeding the initial fair value, determined at the time of repurchase, but would require recognition of subsequent declines in value. Thus, the fair value election provides for a more timely recognition of any potential future recoveries in asset values while not affecting the requirement to recognize subsequent declines in value.

Prior to 2010, FHN transferred certain servicing assets in transactions that did not qualify for sale treatment due to certain recourse provisions. In fourth quarter 2013, these recourse provisions expired and the transaction was

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

recognized as a sale. Prior to fourth quarter 2013, the associated proceeds were recognized within other short-term borrowings in the Consolidated Statements of Condition. Since the servicing assets were recognized at fair value and changes in the fair value of the related financing liabilities mirrored the change in fair value of the associated servicing assets, management elected to account for the financing liabilities at fair value. Since the servicing assets had already been delivered to the buyer, the fair value of the financing liabilities associated with the transaction did not reflect any instrument-specific credit risk.

The following tables reflect the differences between the fair value carrying amount of residential real estate loans held-for-sale measured at fair value in accordance with management’s election and the aggregate unpaid principal amount FHN is contractually entitled to receive at maturity.

(Dollars in thousands)	December 31, 2014
	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal

Residential real estate loans held-for-sale reported at fair value:
Total loans	$27,910	$43,822	$(15,912)
Nonaccrual loans	7,430	14,316	(6,886)
Loans 90 days or more past due and still accruing	2,587	4,000	(1,413)

(Dollars in thousands)	December 31, 2013
	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal

Residential real estate loans held-for-sale reported at fair value:
Total loans	$230,456	$378,326	$(147,870)
Nonaccrual loans	64,231	137,301	(73,070)
Loans 90 days or more past due and still accruing	7,765	15,854	(8,089)

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

(Dollars in thousands)	Twelve Months Ended December 31
	2014	2013	2012

Changes in fair value included in net income:
Mortgage banking noninterest income
Loans held-for-sale	$52,494	$(4,387)	$(2,618)
Other short-term borrowings	-	(3)	3,677

For the twelve months ended December 31, 2014, 2013, and 2012, the amounts for residential real estate loans held-for-sale include a gain of $2.8 million and a loss of $1.5 million and $1.8 million, respectively, in pretax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on both a quality adjustment for delinquencies and the full credit spread on the non-conforming loans. Interest income on residential real estate loans held-for-sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held-for-sale.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

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

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which primarily include interest-only strips, principal-only strips and subordinated bonds. In third quarter 2013, FHN agreed to sell substantially all of its remaining legacy mortgage servicing, including excess interest. Since that time FHN has used the price in the definitive agreement, as adjusted for the portion of pricing that was not specific to the excess interest, as a third-party pricing source in the valuation of the excess interest. FHN uses inputs including yield curves, credit spreads, and prepayment speeds to determine the fair value of principal-only strips. Subordinated bonds are bonds with junior priority and are valued using an internal model which includes contractual terms, frequency and severity of loss (credit spreads), prepayment speeds of the underlying collateral, and the yield that a market participant would require.

Prior to the third quarter 2013 sale, the fair value of excess interest was determined using prices from closely comparable assets such as MSR that were tested against prices determined using a valuation model that calculated the present value of estimated future cash flows. Inputs utilized in valuing excess interest were consistent with those used to value the related MSR. The fair value of excess interest typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. FHN used assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compared its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience.

Securities available-for-sale. Securities available-for-sale includes the investment portfolio accounted for as available-for-sale under ASC 320-10-25, federal bank stock holdings, short-term investments in mutual funds, and prior to third quarter 2014, venture capital investments. Valuations of available-for-sale securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves, consensus prepayment estimates, and credit spreads. When available, broker quotes are used to support these valuations. Certain government agency debt obligations with limited trading activity are valued using a discounted cash flow model that incorporates a combination of observable and unobservable inputs. Primary observable inputs include contractual cash flows and the treasury curve. Significant unobservable inputs include estimated trading spreads and estimated prepayment speeds.

Investments in the stock of the Federal Reserve Bank and Federal Home Loan Banks are recognized at historical cost in the Consolidated Statements of Condition which is considered to approximate fair value. Short-term investments in mutual funds are measured at the funds’ reported closing net asset values. Investments in equity securities are valued using quoted market prices. Prior to 2014, venture capital investments were typically

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

measured using significant internally generated inputs including adjustments to industry comparables and discounted cash flows analysis.

Securities held-to-maturity. Securities held-to-maturity reflects debt securities for which management has the positive intent and ability to hold to maturity. To the extent possible, valuations of held-to-maturity securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves and credit spreads. Debt securities with limited trading activity are valued using a discounted cash flow model that incorporates a combination of observable and unobservable inputs. Primary observable inputs include contractual cash flows, the treasury curve and credit spreads from similar instruments. Significant unobservable inputs include estimated credit spreads for individual issuers and instruments as well as prepayment speeds, as applicable.

Loans held-for-sale. For applicable loans current transaction prices and /or bid values on similar assets are used in valuing residential real estate loans held-for-sale. Uncommitted bids may be adjusted based on other available market information. For all other loans FHN determines the fair value of residential real estate loans held-for-sale using a discounted cash flow model which incorporates both observable and unobservable inputs. Commencing in fourth quarter 2014, inputs include current mortgage rates for similar products, estimated prepayment rates, foreclosure losses, and various loan performance measures (delinquency, LTV, credit score). Prior to fourth quarter 2014, typical inputs included contractual cash flow requirements, current mortgage rates for similar products, estimated prepayment rates, credit spreads and delinquency penalty adjustments. Adjustments for delinquency and other differences in loan characteristics are typically reflected in the model’s discount rates. Loss severity trends and the value of underlying collateral are also considered in assessing the appropriate fair value for severely delinquent loans and loans in foreclosure. The valuation of HELOCs also incorporates estimates of loan draw rates as well as estimated cancellation rates for loans expected to become delinquent.

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

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

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

Mortgage servicing rights. FHN recognizes all classes of MSR at fair value. In third quarter 2013, FHN agreed to sell substantially all of its remaining legacy mortgage servicing. Since that time FHN has used the price in the definitive agreement, as adjusted for the portion of pricing that was not specific to the MSR, as a third-party pricing source in the valuation of the MSR.

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, prior to the third quarter 2013 sale agreement, FHN primarily relied on a discounted cash flow model to estimate the fair value of its MSR. This model calculated estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN used assumptions in the model that it believed were comparable to those used by brokers and other service providers. FHN also periodically compared its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience.

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

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

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

Defined maturity deposits. The fair value of these deposits is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For disclosure purposes, defined maturity deposits include all certificates of deposit and other time deposits.

Undefined maturity deposits. In accordance with ASC 825, the fair value of these deposits is approximated by the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

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

Term borrowings. The fair value of term borrowings is based on quoted market prices or dealer quotes for the identical liability when traded as an asset. When pricing information for the identical liability is not available, relevant prices for similar debt instruments are used with adjustments being made to the prices obtained for differences in characteristics of the debt instruments. If no relevant pricing information is available, the fair value is approximated by the present value of the contractual cash flows discounted by the investor’s yield which considers FHN’s and FTBNA’s debt ratings.

Other noninterest-bearing liabilities. For disclosure purposes, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. Due to the short-term nature of these liabilities, the book value is considered to approximate fair value.

Loan commitments. Fair values of these commitments are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Other commitments. Fair values of these commitments are based on fees charged to enter into similar agreements.

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held-for-sale, and term borrowings as of December 31, 2014 and 2013, involve the use of significant internally-developed pricing assumptions for certain components of these line items. These assumptions are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. Assets and

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

liabilities that are not financial instruments (including MSR) have not been included in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the Company.

The following tables summarize the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as unfunded commitments as of December 31, 2014 and 2013.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

	December 31, 2014
(Dollars in thousands)	Book Value	Fair Value
		Level 1	Level 2	Level 3	Total

Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$8,940,275	$-	$-	$8,902,045	$8,902,045
Commercial real estate	1,259,143	-	-	1,243,404	1,243,404
Retail:
Consumer real estate	4,935,060	-	-	4,747,761	4,747,761
Permanent mortgage	519,839	-	-	483,179	483,179
Credit card & other	343,401	-	-	345,198	345,198

Total loans, net of unearned income and allowance for loan losses	15,997,718	-	-	15,721,587	15,721,587
Short-term financial assets
Interest-bearing cash	1,621,967	1,621,967	-	-	1,621,967
Federal funds sold	63,080	-	63,080	-	63,080
Securities purchased under agreements to resell	659,154	-	659,154	-	659,154

Total short-term financial assets	2,344,201	1,621,967	722,234	-	2,344,201
Trading securities (a)	1,194,391	-	1,188,749	5,642	1,194,391
Loans held-for-sale (a)	141,285	-	3,322	137,963	141,285
Securities available-for-sale (a)(b)	3,556,613	26,264	3,371,236	159,113	3,556,613
Securities held-to-maturity	4,292	-	-	5,404	5,404
Derivative assets (a)	134,088	2,345	131,743	-	134,088
Other assets
Tax credit investments	63,821	-	-	63,821	63,821
Deferred compensation assets	25,665	25,665	-	-	25,665

Total other assets	89,486	25,665	-	63,821	89,486
Nonearning assets
Cash & due from banks	349,171	349,171	-	-	349,171
Capital markets receivables	42,488	-	42,488	-	42,488
Accrued interest receivable	67,301	-	67,301	-	67,301

Total nonearning assets	458,960	349,171	109,789	-	458,960

Total assets	$23,921,034	$2,025,412	$5,527,073	$16,093,530	$23,646,015

Liabilities:
Deposits:
Defined maturity	$1,276,938	$-	$1,282,833	$-	$1,282,833
Undefined maturity	16,792,001	-	16,792,001	-	16,792,001

Total deposits	18,068,939	-	18,074,834	-	18,074,834
Trading liabilities (a)	594,314	-	594,315	-	594,315
Short-term financial liabilities
Federal funds purchased	1,037,052	-	1,037,052	-	1,037,052
Securities sold under agreements to repurchase	562,214	-	562,214	-	562,214
Other short-term borrowings	157,218	-	157,218	-	157,218

Total short-term financial liabilities	1,756,484	-	1,756,484	-	1,756,484
Term borrowings
Real estate investment trust-preferred	45,896	-	-	49,350	49,350
Term borrowings - new market tax credit investment	18,000	-	-	18,049	18,049
Borrowings secured by residential real estate	65,612	-	-	56,623	56,623
Other long term borrowings	1,750,597	-	1,730,061	-	1,730,061

Total term borrowings	1,880,105	-	1,730,061	124,022	1,854,083
Derivative liabilities (a)	119,239	2,035	111,964	5,240	119,239
Other noninterest-bearing liabilities
Capital markets payables	18,157	-	18,157	-	18,157
Accrued interest payable	23,995	-	23,995	-	23,995

Total other noninterest-bearing liabilities	42,152	-	42,152	-	42,152

Total liabilities	$22,461,233	$2,035	$22,309,810	$129,262	$22,441,107

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $66.0 million.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

	December 31, 2013
(Dollars in thousands)	Book Value	Fair Value
		Level 1	Level 2	Level 3	Total

Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$7,837,130	$-	$-	$7,759,902	$7,759,902
Commercial real estate	1,122,676	-	-	1,075,385	1,075,385
Retail:
Consumer real estate	5,206,586	-	-	4,858,031	4,858,031
Permanent mortgage	639,751	-	-	606,038	606,038
Credit card & other	329,122	-	-	331,088	331,088

Total loans, net of unearned income and allowance for loan losses	15,135,265	-	-	14,630,444	14,630,444
Short-term financial assets
Interest-bearing cash	730,297	730,297	-	-	730,297
Federal funds sold	66,079	-	66,079	-	66,079
Securities purchased under agreements to resell	412,614	-	412,614	-	412,614

Total short-term financial assets	1,208,990	730,297	478,693	-	1,208,990
Trading securities (a)	801,718	-	794,518	7,200	801,718
Loans held-for-sale (a)	370,152	-	6,185	363,967	370,152
Securities available-for-sale (a)(b)	3,398,457	23,259	3,168,277	206,921	3,398,457
Derivative assets (a)	181,866	3,020	178,846	-	181,866
Other assets
Tax credit investments	66,128	-	-	66,128	66,128
Deferred compensation assets	23,880	23,880	-	-	23,880

Total other assets	90,008	23,880	-	66,128	90,008
Nonearning assets
Cash & due from banks	349,216	349,216	-	-	349,216
Capital markets receivables	45,255	-	45,255	-	45,255
Accrued interest receivable	69,208	-	69,208	-	69,208

Total nonearning assets	463,679	349,216	114,463	-	463,679

Total assets	$21,650,135	$1,129,672	$4,740,982	$15,274,660	$21,145,314

Liabilities:
Deposits:
Defined maturity	$1,505,712	$-	$1,520,950	$-	$1,520,950
Undefined maturity	15,229,244	-	15,229,244	-	15,229,244

Total deposits	16,734,956	-	16,750,194	-	16,750,194
Trading liabilities (a)	368,348	-	368,348	-	368,348
Short-term financial liabilities
Federal funds purchased	1,042,633	-	1,042,633	-	1,042,633
Securities sold under agreements to repurchase	442,789	-	442,789	-	442,789
Other short-term borrowings	181,146	-	181,146	-	181,146

Total short-term financial liabilities	1,666,568	-	1,666,568	-	1,666,568
Term borrowings
Real estate investment trust-preferred	45,828	-	-	47,000	47,000
Term borrowings - new market tax credit investment	18,000	-	-	17,685	17,685
Borrowings secured by residential real estate	310,833	-	-	268,249	268,249
Other long term borrowings	1,365,198	-	1,372,646	-	1,372,646

Total term borrowings	1,739,859	-	1,372,646	332,934	1,705,580
Derivative liabilities (a)	154,280	4,343	147,022	2,915	154,280
Other noninterest-bearing liabilities
Capital markets payables	21,173	-	21,173	-	21,173
Accrued interest payable	23,813	-	23,813	-	23,813

Total other noninterest-bearing liabilities	44,986	-	44,986	-	44,986

Total liabilities	$20,708,997	$4,343	$20,349,764	$335,849	$20,689,956

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $128.0 million and FRB stock of $66.0 million.

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Contractual Amount		Fair Value
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Unfunded Commitments:
Loan commitments	$7,309,137	$7,469,553	$2,358	$1,923
Standby and other commitments	331,877	318,149	4,451	4,653

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

Generally, restructuring, repositioning, and efficiency charges related to exited businesses are included in the non-strategic segment while charges related to corporate-driven actions are included in the corporate segment. Net charges recognized by FHN in 2014 related to restructuring, repositioning, and efficiency activities were $7.0 million. Of this amount, $7.3 million represent exit costs that were accounted for in accordance with the Exit of Disposal Cost Obligations Topic of the FASB Accounting Standards Codification (“ASC 420”). Significant expenses recognized in 2014 resulted from the following actions:

•

Severance and other employee costs of $2.6 million primarily related to efficiency initiatives within corporate and bank services functions which are classified as Employee compensation, incentives and benefits within noninterest expense.

•	Lease abandonment expenses of $4.7 million primarily related to efficiency initiatives within corporate and bank services functions which are classified as Occupancy within noninterest expense.

Net charges recognized by FHN in 2013 related to restructuring, repositioning, and efficiency activities were $5.3 million. Of this amount, $3.8 million represent exit costs that were accounted for in accordance with ASC 420. Significant expenses recognized in 2013 resulted from the following actions:

•

Severance and other employee costs of $3.7 million primarily related to efficiency initiatives within corporate and bank services functions which are classified as Employee compensation, incentives and benefits within noninterest expense.

•

Expense of $2.2 million related to estimated costs for obligations associated with a definitive agreement to sell substantially all remaining legacy mortgage servicing which is reflected in Mortgage banking income.

During 2012 FHN recognized a net cost of $24.9 million related to restructuring, repositioning, and efficiency activities. Of this amount, $23.1 million represent exit costs that were accounted for in accordance with ASC 420. Significant expenses recognized in 2012 resulted from the following actions:

•

Severance and other employee costs of $22.9 million primarily related to efficiency initiatives within corporate and bank services functions which are classified as Employee compensation, incentives and benefits within noninterest expense.

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

FIRST HORIZON NATIONAL CORPORATION

Note 26  ❑  Restructuring, Repositioning, and Efficiency (continued)

Activity in the restructuring and repositioning liability for the years ended December 31, 2014, 2013, and 2012 is presented in the following table, along with other restructuring and repositioning expenses recognized.

(Dollars in thousands)	2014		2013		2012

	Expense	Liability	Expense	Liability	Expense	Liability

Beginning balance		$3,126		$19,775		$12,026
Severance and other employee related costs	$2,641	2,641	$3,691	3,691	$22,897	22,897
Facility consolidation costs	4,696	4,696	131	131	46	46
Other exit costs, professional fees, and other	-	-	-	-	111	111

Total accrued	7,337	10,463	3,822	23,597	23,054	35,080

Payments related to:
Severance and other employee related costs		2,678		19,051		12,138
Facility consolidation costs		1,067		677		1,884
Other exit costs, professional fees, and other		-		-		15
Accrual reversals		30		743		1,268

Restructuring and repositioning reserve balance		$6,688		$3,126		$19,775

Other restructuring and repositioning expense:
Mortgage banking expense on servicing sales	(553)		2,192		2,635
(Gains)/losses on divestitures	-		(1,000)		(865)
Impairment of premises and equipment	222		385		22
Impairment of other assets	-		-		12
Other	-		(96)		-

Total other restructuring and repositioning expense	(331)		1,481		1,804

Total restructuring and repositioning charges	$7,006		$5,303		$24,858

FHN began initiatives related to restructuring in second quarter 2007. The following table presents cumulative amounts incurred to date through December 31, 2014, for costs associated with FHN’s restructuring, repositioning, and efficiency initiatives:

(Dollars in thousands)	Total Expense

Severance and other employee related costs	$107,025
Facility consolidation costs	45,523
Other exit costs, professional fees, and other	19,165
Other restructuring and repositioning expense:
Loan portfolio divestiture	7,672
Mortgage banking expense on servicing sales	25,449
(Gains)/losses on divestitures	(718)
Impairment of premises and equipment	23,004
Impairment of intangible assets	48,231
Impairment of other assets	40,504
Other	7,478

Total restructuring and repositioning charges incurred to date as of December 31, 2014	$323,333

FIRST HORIZON NATIONAL CORPORATION

Note 27  ❑  Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	Year Ended December 31

(Dollars in thousands)	2014	2013

Assets:
Cash	$167,562	$81,271
Interest-bearing cash	-	15,800
Securities available-for-sale	2,634	1,643
Notes receivable	3,460	3,610
Allowance for loan losses	(925)	(925)
Investments in subsidiaries:
Bank	3,066,534	3,040,499
Non-bank	17,870	18,044
Other assets	195,898	207,498

Total assets	$3,453,033	$3,367,440

Liabilities and equity:
Other short-term borrowings	$3,000	$-
Accrued employee benefits and other liabilities	138,233	158,091
Term borrowings	720,832	708,598
Total liabilities	862,065	866,689
Total equity	2,590,968	2,500,751

Total liabilities and equity	$3,453,033	$3,367,440

Statements of Income	Year Ended December 31

(Dollars in thousands)	2014	2013	2012

Dividend income:
Bank	$180,000	$180,000	$100,000
Non-bank	446	957	390
Total dividend income	180,446	180,957	100,390
Interest income	2	125	329
Other income	6,265	3,468	1,050

Total income	186,713	184,550	101,769

Provision/(provision credit) for loan losses	-	(925)	(1,850)
Interest expense:
Short-term debt	9	20	50
Term borrowings	23,808	24,058	24,365

Total interest expense	23,817	24,078	24,415
Compensation, employee benefits and other expense	30,400	37,490	40,286

Total expense	54,217	60,643	62,851

Income/(loss) before income taxes	132,496	123,907	38,918
Income tax benefit	(20,599)	(20,897)	(23,653)

Income/(loss) before equity in undistributed net income of subsidiaries	153,095	144,804	62,571
Equity in undistributed net income/(loss) of subsidiaries:
Bank	65,840	(114,902)	(90,769)
Non-bank	588	(300)	439

Net income/(loss) attributable to the controlling interest	$219,523	$29,602	$(27,759)

FIRST HORIZON NATIONAL CORPORATION

Note 27  ❑  Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31

(Dollars in thousands)	2014	2013	2012

Operating activities:
Net income/(loss)	$219,523	$29,602	$(27,759)
Less undistributed net income/(loss) of subsidiaries	66,428	(115,202)	(90,330)
Income/(loss) before undistributed net income of subsidiaries	153,095	144,804	62,571
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation, amortization, and other	(390)	(1,314)	(2,335)
Loss on securities	(5,736)	(2,182)	-
Stock-based compensation expense	11,351	16,144	16,201
Net (increase)/decrease in interest receivable and other assets	(1,836)	(4,959)	(14,945)
Net (decrease)/increase in interest payable and other liabilities	1,505	8,626	1,599

Total adjustments	4,894	16,315	520

Net cash provided/(used) by operating activities	157,989	161,119	63,091

Investing activities:
Securities:
Sales and prepayments	4,693	599	512
Purchases	(40)	(120)	(180)
Premises and equipment:
Purchases	(20)	(63)	(225)
Decrease/(increase) in interest-bearing cash	15,800	64,200	85,000
Return on investment in subsidiary	150	90	-

Net cash provided/(used) by investing activities	20,583	64,706	85,107

Financing activities:
Preferred stock:
Proceeds from issuance of preferred stock	-	95,624	-
Cash dividends	(6,200)	(4,288)	-
Common stock:
Exercise of stock options	1,864	651	144
Cash dividends	(47,366)	(38,229)	(10,066)
Repurchase of shares	(43,579)	(91,533)	(133,757)
Term borrowings:
Repayment of term borrowings	-	(100,000)	-
Increase/(decrease) in short-term borrowings	3,000	(27,200)	(900)
Other	-	-	(14)

Net cash (used)/provided by financing activities	(92,281)	(164,975)	(144,593)

Net increase/(decrease) in cash and cash equivalents	86,291	60,850	3,605

Cash and cash equivalents at beginning of year	81,271	20,421	16,816

Cash and cash equivalents at end of year	$167,562	$81,271	$20,421

Total interest paid	$23,282	$24,102	$23,858
Total income taxes paid	17,053	31,075	10,671

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	2014	2013	2012	2011	2010	Growth Rates
						14/13	14/10**

Interest income:
Interest and fees on loans	$571.8	$599.7	$648.6	$654.4	$697.9	(5)%	(5)%
Interest on investment securities available-for-sale	93.2	83.8	98.4	118.1	114.3	11%	(5)%
Interest on investment securities held-to-maturity	.3	-	-	-	-	NM	NM
Interest on loans held for sale	11.2	13.0	14.9	15.9	18.7	(14)%	(12)%
Interest on trading securities inventory	32.0	34.6	35.4	43.2	46.4	(8)%	(9)%
Interest on other earning assets	.7	1.0	1.7	.8	2.9	(30)%	(30)%

Total interest income	709.2	732.1	799.0	832.4	880.2	(3)%	(5)%

Interest expense:
Interest on deposits:
Savings	11.5	14.8	19.7	27.0	31.3	(22)%	(22)%
Time deposits	9.1	15.9	21.3	29.3	38.6	(43)%	(30)%
Other interest-bearing deposits	3.1	3.8	5.9	6.2	8.8	(18)%	(23)%
Certificates of deposit $100,000 and more	3.1	5.6	8.3	9.8	13.0	(45)%	(30)%
Interest on trading liabilities	15.4	13.6	10.5	15.0	18.1	13%	(4)%
Interest on short-term borrowings	4.7	4.7	5.3	5.8	7.4	*	(11)%
Interest on term borrowings	34.6	36.3	39.3	38.5	32.2	(5)%	2%

Total interest expense	81.5	94.7	110.3	131.6	149.4	(14)%	(14)%

Net interest income	627.7	637.4	688.7	700.8	730.8	(2)%	(4)%
Provision for loan losses	27.0	55.0	78.0	44.0	270.0	(51)%	(44)%

Net interest income/(loss) after provision for loan losses	600.7	582.4	610.7	656.8	460.8	3%	7%

Noninterest income:
Capital markets	200.6	272.4	334.9	355.3	424.0	(26)%	(17)%
Deposit transactions and cash management	111.9	114.4	120.2	134.1	143.2	(2)%	(6)%
Mortgage banking	71.2	33.3	51.9	90.6	167.4	NM	(19)%
Brokerage, management fees and commissions	49.1	42.3	34.9	33.0	27.9	16%	15%
Trust services and investment management	27.8	26.5	24.3	25.0	25.7	5%	2%
Bankcard income	23.7	20.5	22.4	22.4	19.8	16%	5%
Bank owned life insurance	16.4	16.6	18.8	19.6	25.9	(1)%	(11)%
Other service charges	11.9	13.4	12.9	12.2	15.0	(11)%	(6)%
Equity securities gains/(losses), net	2.9	2.2	.4	35.4	10.5	32%	(28)%
Insurance commissions	2.3	3.0	3.1	3.6	3.6	(23)%	(11)%
Debt securities gains/(losses), net	-	(.4)	.3	.8	.4	NM	NM
Gains/(losses) on divestitures	-	.1	.2	-	-	NM	NM
All other income and commissions	32.3	40.3	47.0	54.0	69.3	(20)%	(17)%

Total noninterest income	550.1	584.6	671.3	786.0	932.7	(6)%	(12)%

Adjusted gross income after provision for loan losses	1,150.8	1,167.0	1,282.0	1,442.8	1,393.5	(1)%	(5)%

Noninterest expense:
Employee compensation, incentives, and benefits	478.2	529.0	640.9	610.2	672.0	(10)%	(8)%
Occupancy	54.0	50.6	49.0	53.6	57.7	7%	(2)%
Legal and professional fees	44.2	53.4	38.8	69.6	61.9	(17)%	(8)%
Computer software	42.9	40.3	40.0	34.7	30.4	6%	9%
Operations services	35.2	35.2	35.4	50.3	59.1	*	(12)%
Equipment rentals, depreciation, and maintenance	30.0	31.7	31.2	32.9	28.4	(5)%	1%
Contract employment and outsourcing	19.4	35.9	41.2	41.9	28.5	(46)%	(9)%
Advertising and public relations	18.7	18.2	17.4	16.9	23.2	3%	(5)%
Communications and courier	16.1	18.0	18.3	19.1	22.1	(11)%	(8)%
FDIC premium expense	11.4	20.2	28.0	28.3	37.1	(44)%	(26)%
Amortization of intangible assets	4.2	3.9	3.9	4.0	4.1	8%	*
Foreclosed real estate	2.5	4.3	11.0	22.1	24.9	(42)%	(44)%
Repurchase and foreclosure provision	(4.3)	170.0	299.3	159.6	189.8	NM	NM
All other expense	88.7	147.9	129.3	149.8	102.6	(40)%	(4)%

Total noninterest expense	841.2	1,158.6	1,383.7	1,293.0	1,341.8	(27)%	(11)%

Income/(loss) before income taxes	309.6	8.4	(101.7)	149.8	51.7	NM	56%
Provision/(benefit) for income taxes	78.5	(32.2)	(85.3)	15.8	(21.2)	NM	NM

Income/(loss) from continuing operations	231.1	40.6	(16.4)	134.0	72.9	NM	33%
Income/(loss) from discontinued operations, net of tax	-	0.5	0.1	8.6	(11.3)	NM	NM

Net income/(loss)	231.1	41.1	(16.3)	142.6	61.6	NM	39%
Net income attributable to noncontrolling interest	11.6	11.5	11.5	11.4	11.4	1%	*

Net income/(loss) attributable to controlling interest	219.5	29.6	(27.8)	131.2	50.2	NM	45%
Preferred stock dividends - CPP	-	-	-	-	108.0	NM	NM
Preferred stock dividends - Series A	6.2	5.8	-	-	-	7%	NM

Net income/(loss) available to common shareholders	$213.3	$23.8	$(27.8)	$131.2	$(57.8)	NM	NM

Fully taxable equivalent adjustment	$9.6	$7.6	$7.0	$6.0	$2.8	26%	36%

Earnings/(loss) per common share from continuing operations	$0.91	$0.10	$(0.11)	$0.47	$(0.20)	NM	NM

Diluted earnings/(loss) per common share from continuing operations	$0.90	$0.10	$(0.11)	$0.47	$(0.20)	NM	NM
Earnings/(loss) per share available to common shareholders	$0.91	$0.10	$(0.11)	$0.50	$(0.25)	NM	NM

Diluted earnings/(loss) per share available to common shareholders	$0.90	$0.10	$(0.11)	$0.50	$(0.25)	NM	NM

NM – not meaningful

*	Amount is less than one percent.

**	Compound annual growth rate.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) (Dollars in millions)	2014
	Average Balance	Interest Income/ Expense	Average Yields/ Rates

Assets:
Earning assets:
Loans, net of unearned income (a)	$15,521.0	$580.5	3.74%
Loans held-for-sale	296.1	11.2	3.77
Investment securities:
U.S. treasuries	27.0	-	0.06
U.S. government agencies	3,316.0	85.1	2.57
States and municipalities	17.7	0.5	2.72
Other	191.9	8.1	4.23

Total investment securities	3,552.6	93.7	2.64

Capital markets securities inventory	1,111.1	32.1	2.89
Mortgage banking trading securities	6.4	0.6	9.09
Other earning assets:
Federal funds sold	28.8	0.2	1.00
Securities purchased under agreements to resell (b)	651.0	(1.0)	(0.15)
Interest-bearing cash	658.2	1.5	0.22

Total other earning assets	1,338.0	0.7	0.06

Total earning assets	$21,825.2	$718.8	3.29
Allowance for loan losses	(243.9)
Cash and due from banks	327.0
Capital markets receivables	55.2
Premises and equipment, net	300.0
Other assets	1,735.5

Total assets/Interest income	$23,999.0	$718.8

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	$6,592.0	$11.5	0.18%
Time deposits	849.4	9.1	1.07
Other interest-bearing deposits	3,800.6	3.1	0.08

Total interest-bearing core deposits	11,242.0	23.7	0.21
Certificates of deposit $100,000 and more	493.4	3.1	0.63
Federal funds purchased	1,101.9	2.8	0.25
Securities sold under agreements to repurchase	447.8	0.3	0.08
Capital markets trading liabilities	633.9	15.4	2.43
Other short-term borrowings	532.0	1.6	0.30
Term borrowings	1,592.9	34.6	2.17

Total interest-bearing liabilities	16,043.9	81.5	0.51
Noninterest-bearing deposits	4,666.3
Capital markets payables	36.1
Other liabilities	650.0

Total liabilities	21,396.3
Shareholders’ equity	2,307.3
Noncontrolling interest	295.4

Total equity	2,602.7
Total liabilities and equity/Interest expense	$23,999.0	$81.5

Net interest income-tax equivalent basis/Yield		$637.3	2.92%
Fully taxable equivalent adjustment		(9.6)

Net interest income		$627.7

Net interest spread			2.78%
Effect of interest-free sources used to fund earning assets			0.14

Net interest margin			2.92%

Yields and corresponding income amounts are adjusted to a FTE basis assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

FIRST HORIZON NATIONAL CORPORATION

2013			2012			Average Balance Growth	Average Balance Growth
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates
						14/13	14/12 (c)

$15,726.4	$606.9	3.86%	$16,205.4	$654.9	4.04%	(1)%	(2)%
382.0	13.0	3.40	416.6	14.9	3.58	(22)%	(16)%

41.5	-	0.08	42.2	0.1	0.30	(35)%	(20)%
2,901.2	74.4	2.56	2,862.8	88.6	3.10	14%	8%
15.3	0.1	0.59	17.8	0.2	1.17	16%	*
222.4	9.3	4.19	222.6	9.6	4.30	(14)%	(7)%

3,180.4	83.8	2.64	3,145.4	98.5	3.13	12%	6%

1,233.1	33.4	2.71	1,261.1	33.7	2.67	(10)%	(6)%
15.5	1.6	10.25	21.9	2.3	10.62	(59)%	(46)%

24.7	0.2	1.00	22.7	0.2	1.01	17%	13%
658.2	(0.4)	(0.6)	586.2	0.3	0.04	(1)%	5%
551.7	1.2	0.22	565.5	1.2	0.22	19%	8%

1,234.6	1.0	0.08	1,174.4	1.7	0.14	8%	7%

21,772.0	739.7	3.40	22,224.8	806.0	3.63	*	(1)%
(259.5)			(331.2)			6%	14%
345.9			344.3			(5)%	(3)%
78.3			103.6			(30)%	(27)%
304.4			310.1			(1)%	(2)%
2,168.6			2,401.7			(20)%	(15)%

$24,409.7	$739.7		$25,053.3	$806.0		(2)%	(2)%

$6,678.5	$14.8	0.22%	$6,403.7	$19.7	0.31%	(1)%	1%
1,001.6	15.9	1.59	1,101.2	21.3	1.93	(15)%	(12)%
3,591.8	3.7	0.10	3,414.1	5.9	0.17	6%	6%

11,271.9	34.4	0.31	10,919.0	46.9	0.43	*	1%
558.9	5.6	1.01	604.9	8.3	1.37	(12)%	(10)%
1,263.8	3.2	0.25	1,548.0	3.9	0.25	(13)%	(16)%
487.9	0.7	0.14	380.9	0.7	0.18	(8)%	8%
665.1	13.6	2.05	589.5	10.5	1.77	(5)%	4%
299.3	0.9	0.27	450.7	0.7	0.15	78%	9%
1,944.7	36.3	1.87	2,326.8	39.3	1.69	(18)%	(17)%

16,491.6	94.7	0.57	16,819.8	110.3	0.66	(3)%	(2)%
4,509.4			4,688.1			3%	*
51.6			70.4			(30)%	(28)%
827.2			867.2			(21)%	(13)%

21,879.8			22,445.5			(2)%	(2)%
2,234.6			2,312.6			3%	*
295.3			295.2			*	*

2,529.9			2,607.8			3%	*
$24,409.7	$94.7		$25,053.3	$110.3		(2)%	(2)%

	$645.0	2.96%		$695.7	3.13%
	(7.6)			(7.0)

	$637.4			$688.7

		2.83%			2.97%
		0.13			0.16

		2.96%			3.13%

*	Amount less than one percent.

(a)	Includes loans on nonaccrual status.

(b)	2014 and 2013 yields driven by negative market rates on reverse repurchase agreements.

(c)	Compound annual growth rate.

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

	2009	2010	2011	2012	2013	2014

First Horizon National Corp	$100.00	$93.50	$63.80	$79.38	$95.00	$112.55
S&P 500 Index	100.00	115.06	117.49	136.30	180.44	205.14
KBW Regional Bank Index	100.00	122.43	117.00	133.84	199.58	207.12

Source: SNL

The preceding graph assumes $100 is invested on December 31, 2009 and dividends are reinvested. For purposes of this graph, the impact of stock dividends distributed by FHN in 2010 and 2011 have been excluded. Returns are market-capitalization weighted.

FIRST HORIZON NATIONAL CORPORATION