Form 10-K, Exhibit 13
period 2015-12-31
FIRST HORIZON NATIONAL CORP
filed 2016-02-25
CIK 36966

EXHIBIT 13

FINANCIAL INFORMATION AND DISCUSSION

FIRST HORIZON NATIONAL CORPORATION

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2015		2014		2013		2012	2011

Income/(loss) from continuing operations	$97.3		$234.0		$37.8		$(15.5)	$134.2
Income/(loss) from discontinued operations, net of tax	-		-		0.5		0.1	8.6
Net income/(loss)	97.3		234.0		38.4		(15.4)	142.8
Income/(loss) available to common shareholders	79.7		216.3		21.1		(26.8)	131.3

Common Stock Data
Earnings/(loss) per common share from continuing operations	$0.34		$0.92		$0.09		$(0.11)	$0.47
Earnings/(loss) per common share	0.34		0.92		0.09		(0.11)	0.50
Diluted earnings/(loss) per common share from continuing operations	0.34		0.91		0.09		(0.11)	0.47
Diluted earnings/(loss) per common share	0.34		0.91		0.09		(0.11)	0.50
Cash dividends declared per common share	0.24		0.20		0.20		0.04	0.04
Book value per common share	9.42		9.35		8.87		9.05	9.24
Closing price of common stock per share:
High	16.20		13.91		12.55		10.89	12.53
Low	12.31		11.18		9.72		7.55	5.63
Year-end	14.52		13.58		11.65		9.91	8.00
Cash dividends per common share/year-end closing price	1.7%		1.5%		1.7%		0.4%	0.5%
Cash dividends per common share/diluted earnings per common share	70.6%		22.0%		222.2%		(36.4)%	8.0%
Price/earnings ratio	42.7	x	14.9	x	129.4	x	NM	16.0	x
Market capitalization	$3,464.3		$3,180.7		$2,753.7		$2,414.1	$2,059.7
Average shares (thousands)	234,189		234,997		237,972		248,349	260,574
Average diluted shares (thousands)	236,266		236,735		239,794		248,349	262,861
Period-end shares outstanding (thousands)	238,587		234,220		236,370		243,598	257,468
Volume of shares traded (thousands)	562,553		592,399		787,295		1,221,242	1,049,982

Selected Average Balances
Total assets	$25,638.3		$23,994.8		$24,402.3		$25,048.3	$24,714.1
Total loans, net of unearned income	16,624.4		15,521.0		15,726.4		16,205.4	16,056.8
Securities available-for-sale	3,692.3		3,548.4		3,180.4		3,145.5	3,182.9
Earning assets	23,456.2		21,825.2		21,772.0		22,224.8	21,959.1
Total deposits	18,753.7		16,401.7		16,340.2		16,212.0	15,527.0
Total term borrowings	1,559.5		1,592.9		1,944.7		2,326.8	2,582.6
Common equity	2,190.1		2,200.9		2,135.6		2,307.4	2,404.1
Total equity	2,581.2		2,592.0		2,518.8		2,602.5	2,699.3

Selected Period-End Balances
Total assets	$26,195.1		$25,668.2		$23,784.5		$25,324.8	$24,700.4
Total loans, net of unearned income	17,686.5		16,230.2		15,389.1		16,708.6	16,397.1
Securities available-for-sale	3,929.8		3,556.6		3,398.5		3,061.8	3,066.3
Earning assets	23,971.5		23,470.9		21,168.4		22,424.8	21,762.0
Total deposits	19,967.5		18,068.9		16,735.0		16,629.7	16,213.0
Total term borrowings	1,315.2		1,880.1		1,739.9		2,226.5	2,481.7
Common equity	2,248.5		2,190.5		2,097.3		2,204.4	2,378.9
Total equity	2,639.6		2,581.6		2,488.4		2,499.5	2,674.0

Selected Ratios
Return on average common equity (a)	3.64%		9.83%		0.99%		(1.16)%	5.46%
Return on average assets (b)	0.38		0.98		0.16		(0.06)	0.58
Net interest margin (c)	2.83		2.92		2.96		3.13	3.22
Allowance for loan and lease losses to loans	1.19		1.43		1.65		1.66	2.34
Net charge-offs to average loans	0.19		0.31		0.50		1.14	2.02
Total period-end equity to period-end assets	10.08		10.06		10.46		9.87	10.83
Tangible common equity to tangible assets (d)	7.82		7.90		8.19		8.14	9.04

See accompanying notes to consolidated financial statements.

Numbers may not add due to rounding.

NM - Not meaningful

(a)	Calculated using net income/(loss) available to common shareholders divided by average common equity.

(b)	Calculated using net income divided by average assets.

(c)	Net interest margin is computed using total net interest income adjusted to a FTE basis assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

(d)	Represents a non-GAAP measure. Refer to table 34 for the non-GAAP to GAAP reconciliation.

2	FIRST HORIZON NATIONAL CORPORATION

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL INFORMATION

First Horizon National Corporation (“FHN”) began as a community bank chartered in 1864 and as of December 31, 2015, was one of the 40 largest publicly traded banking organizations in the United States in terms of asset size.

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

FHN is composed of the following operating segments:

•

Regional banking offers financial products and services including traditional lending and deposit-taking to retail and commercial customers in Tennessee and other selected markets. Regional banking provides investments, financial planning, trust services and asset management, along with credit card and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking-related services to other financial institutions nationally.

•

Fixed income provides financial services for depository and non-depository institutions through the sale and distribution of fixed income securities, loan sales, portfolio advisory services, and derivative sales.

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

On October 2, 2015, FHN completed its acquisition of TrustAtlantic Financial Corporation (“TrustAtlantic Financial” or “TAF”), and its wholly owned bank subsidiary TrustAtlantic Bank (“TAB”), for an aggregate of 5.1 million shares of FHN common stock and $23.9 million in cash in a transaction valued at $96.7 million. The fair value of the acquired assets totaled $445.3 million, including $281.9 million in loans. FHN also assumed $344.1 million of TAF deposits.

On October 17, 2014, First Tennessee Bank National Association (“FTBNA”), a subsidiary of FHN, purchased thirteen bank branches in Middle and East Tennessee. The fair value of the acquired assets totaled $437.6 million, including an immaterial amount of loans. FTBNA also assumed $437.2 million of deposits associated with these branches. FTBNA paid a deposit premium of 3.32 percent.

On June 7, 2013, FTBNA acquired substantially all of the assets and assumed all of the liabilities of Mountain National Bank (“MNB”) from the Federal Deposit Insurance Corporation (“FDIC”), as receiver. The fair value of the acquired assets totaled $424.4 million, including $215.9 million in loans. FHN assumed $364.1 million of MNB deposits.

FHN’s operating results include the operating results of the acquired assets and assumed liabilities of the acquired entities subsequent to the acquisition dates. Refer to Note 2 – Acquisitions and Divestitures for additional information.

FIRST HORIZON NATIONAL CORPORATION	3

For the purpose of this management’s discussion and analysis (“MD&A”), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and Notes in this report.

Non-GAAP Measures

Certain measures are included in the narrative and tables in this MD&A that are “non-GAAP”, meaning (under U.S. financial reporting rules) they are not presented in accordance with generally accepted accounting principles (“GAAP”) in the U.S. and also are not codified in U.S. banking regulations currently applicable to FHN. Although other entities may use calculation methods that differ from those used by FHN for non-GAAP measures, FHN’s management believes such measures are relevant to understanding the capital position or financial results of FHN. Non-GAAP measures are reported to FHN’s management and Board of Directors through various internal reports.

Presentation of regulatory measures, even those which are not GAAP, provide a meaningful base for comparability to other financial institutions subject to the same regulations as FHN, as demonstrated by their use by banking regulators in reviewing capital adequacy of financial institutions. Although not GAAP terms, these regulatory measures are not considered “non-GAAP” under U.S. financial reporting rules as long as their presentation conforms to regulatory standards. Regulatory measures used in this MD&A include: tier 1 capital, generally defined as the sum of core capital (including common equity and instruments that cannot be redeemed at the option of the holder) adjusted for certain items under risk based capital regulations; common equity tier 1 capital (for periods subsequent to 2014), generally defined as common equity less goodwill, other intangibles, and certain other required regulatory deductions; and risk-weighted assets (“RWA”), which is a measure of total on- and off-balance sheet assets adjusted for credit and market risk, used to determine regulatory capital ratios. The regulatory common equity tier 1 used in 2015 and later periods is not the same as the non-regulatory, non-GAAP tier 1 common commonly used prior to 2015; comparisons between the two are not meaningful.

The non-GAAP measures presented in this filing are tangible common equity to tangible assets, adjusted tangible common equity to risk weighted assets, and the tier 1 common capital ratio (for periods prior to 2015). Refer to Table 34 for a reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but instead pertain to future operations, strategies, financial results, or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond FHN’s control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general and local economic and business conditions, including economic recession or depression; the stability or volatility of values and activity in the residential housing and commercial real estate markets; potential requirements for FHN to repurchase, or compensate for losses from, previously sold or securitized mortgages or securities based on such mortgages; potential claims relating to the foreclosure process; potential claims relating to participation in government programs, especially lending or other financial services programs; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of FHN’s hedging practices;

4	FIRST HORIZON NATIONAL CORPORATION

technological changes; fraud, theft, or other incursions through conventional, electronic, or other means affecting FHN directly or affecting its customers, business counterparties or competitors; demand for FHN’s product offerings; new products and services in the industries in which FHN operates; the increasing use of new technologies to interact with customers and others; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (“SEC”), the Financial Accounting Standards Board (“FASB”), the Office of the Comptroller of the Currency (“OCC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the FDIC, the Financial Industry Regulatory Authority (“FINRA”), the U.S. Department of the Treasury (“U.S. Treasury”), the Municipal Securities Rulemaking Board (“MSRB”), the Consumer Financial Protection Bureau (“CFPB”), the Financial Stability Oversight Council (“Council”), the Public Company Accounting Oversight Board (“PCAOB”) and other regulators and agencies; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; changes in laws and regulations applicable to FHN; and FHN’s success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements.

FHN assumes no obligation to update any forward-looking statements that are made in this Annual Report to shareholders for the period ended December 31, 2015 of which this MD&A is a part or otherwise from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in other parts of the Annual Report, in the annual report on Form 10-K to which the Annual Report is an exhibit, in other exhibits to the Form 10-K, and in the documents incorporated into the Form 10-K.

FINANCIAL SUMMARY – 2015 COMPARED TO 2014

FHN reported net income available to common shareholders of $79.7 million or $.34 per diluted share in 2015 compared to $216.3 million or $.91 per diluted share in 2014. The decline in net income available to common shareholders in 2015 was due to an increase in expenses and lower noninterest income, somewhat offset by an increase in net interest income and a decline in the provision for loan losses. Reported earnings are significantly impacted by a number of factors including strategic transactions and initiatives expected to boost growth and profitability occurring in both 2015 and 2014, the completion of transactions that expedited the wind-down of legacy businesses, the resolution of certain legal matters, and the economic environment.

During 2015, FHN continued to execute on strategic initiatives by focusing its attention on growing and strengthening core businesses, reducing risks associated with legacy businesses, and controlling expenses. FHN further invested in growth markets including Middle Tennessee, the Mid-Atlantic region, and Houston, as well as FHN’s wealth management business in 2015, leveraging relationships, market knowledge and balance sheet capacity which led to both loan and deposit growth within the regional bank. Additionally, FHN strengthened its market share in our Mid-Atlantic region through the acquisition of TAF.

In 2015, FHN reached a settlement with two federal agencies, the department of Justice (“DOJ”) and the department of Housing and Urban Development Office of Inspector General (“HUD”), to settle potential claims related to FHN’s underwriting and origination of FHA-insured mortgage loans which resulted in a $162.5 million charge to litigation and regulatory matters. In addition, FHN settled or moved forward with certain other legal matters which contributed to higher litigation-related loss accruals in 2015 relative to the prior year.

In 2014, FHN also made significant strides on certain legal matters including settlements with the Federal Home Loan Mortgage Corporation (“FHLMC”, “Freddie Mac”, or “Freddie”) and the Federal Housing Finance Agency (“FHFA”). FHN recognized $75.0 million in expense reversals related to agreements reached with insurance companies for the recovery of expenses FHN incurred in prior years, which favorably impacted expenses in 2014, offsetting a portion of litigation expenses in the prior year. During 2014, FHN had several other transactions related to the continued wind-down of legacy businesses that favorably impacted operating results. FHN sold approximately $315 million in UPB of held-for-sale (“HFS”) mortgage loans, which resulted in the recognition of $39.7 million of positive fair value adjustments that were recorded in mortgage banking income in 2014. FHN also

FIRST HORIZON NATIONAL CORPORATION	5

recognized approximately $20 million of previously unrecognized servicing fees in conjunction with transfers of servicing in 2014 associated with the sales of mortgage servicing rights (“MSR”) in late 2013.

The economy made modest progress in 2015, but the operating environment for the industry remained challenging. Despite that challenge, both average loans and average core deposits within the regional bank grew 13 percent during 2015, mitigating the impact of the wind-down of the non-strategic loan portfolios. The Federal Reserve remained cautious during 2015, holding interest rates at historically low levels, but the industry received a slight boost in December when the target federal funds rate was raised to 50 basis points. Low interest rates continued to pressure FHN’s net interest margin and net interest income (“NII”) in 2015. However, NII increased 4 percent from the prior year primarily driven by net loan growth.

FHN’s fixed income segment experienced revenue growth in 2015, with average fixed income product daily revenues increasing to $.8 million from $.7 million in 2014. Expenses within the fixed income segment were higher in 2015, in part because of higher variable compensation costs, as well as an increase in litigation charges related to the settlement of a legal matter. Additionally, expenses in 2014 included the benefit of a $47.1 million expense reversal related to agreements reached with insurance companies for litigation losses and legal fees associated with a lawsuit FHN settled in 2011.

Capital was strong in 2015, as FHN continued to look for opportunities to repatriate capital to shareholders through stock repurchases. Despite being limited for much of the year due to restrictions related to the TAF acquisition, FHN repurchased $28.4 million of shares in 2015 under the current share repurchase authorization compared to $38.5 million of shares in 2014. Additionally, quarterly dividends increased 20 percent in 2015 to $.06 per share, and FHN recently announced a 17 percent increase in quarterly dividends in 2016 to $.07 per share. The Basel III risk-based capital regulations, which increase minimum capital ratio requirements and modify risk-weighting definitions, became effective for FHN in 2015. Although capital ratios declined relative to 2014 under the new standard, FHN remains significantly above well capitalized standards.

Asset quality trends were again favorable in 2015 as our bankers continued to focus on high-quality, relationship-oriented loans. This focus resulted in solid broad-based loan growth across many of our loan portfolios in the regional bank, replacing run-off of the higher-risk non-strategic loan balances. The allowance for loan losses declined 10 percent in 2015. Additionally, loan loss provisioning and net charge-offs declined 67 percent and 35 percent, respectively, year-over-year, all reflecting strong credit quality in 2015.

Return on average common equity and return on average assets for 2015 were 3.64 percent and .38 percent, respectively, compared to 9.83 percent and .98 percent in 2014. The tangible common equity to tangible assets ratio was 7.82 percent in 2015 compared to 7.90 percent in 2014. Total capital, Tier 1, and Common Equity Tier 1 ratios were 13.01 percent, 11.79 percent, and 10.45 percent, respectively on December 31, 2015 (calculated under U.S. Basel III capital rules). Total capital and Tier 1 ratios were 16.18 percent and 14.46 percent, respectively on December 31, 2014 (calculated under U.S. Basel I capital rules, and as originally reported, consistent with regulatory reporting rules which prohibit restatement due to the adoption of new accounting standards (ASU 2014-01)). Total period-end assets were $26.2 billion on December 31, 2015, a 2 percent increase from $25.7 billion on December 31, 2014. Total period-end equity was $2.6 billion as of December 31, 2015 and 2014, respectively.

BUSINESS LINE REVIEW

Regional Banking

Pre-tax income within the regional banking segment increased 7 percent in 2015 to $308.7 million from $288.7 million in 2014. The increase in pre-tax income was driven by higher net interest income which more than offset increases in expenses and loan loss provisioning and a decline in non-interest income.

Total revenue increased 6 percent to $906.8 million in 2015 from $856.8 million in 2014, driven by an increase in net interest income (“NII”). The increase in NII was driven by several factors including higher average balances of loans to mortgage companies and other commercial loan growth, improved deposit pricing, and an increase in loan fees and cash basis income compared to 2014. These increases were somewhat offset by lower yielding fixed rate

6	FIRST HORIZON NATIONAL CORPORATION

commercial loans. Noninterest income was $251.6 million in 2015, down 1 percent from 2014 largely driven by lower brokerage, management fees, and commission income from the Bank’s wealth management group and a decline in bankcard income, partially offset by an increase in fees from deposit transactions compared to a year ago. The decrease in brokerage, management fees and commissions was primarily driven by a reduction in annuity income as a result of a decrease in annuity sales in 2015 compared to the prior year, and also by a shift in product and fee structures which caused a temporary decline in revenues but should result in revenue streams over the long term. The decline in bankcard income was due in part to $2.8 million of Visa volume incentives recognized in 2014, but was somewhat mitigated by higher transaction volume in 2015 relative to the prior year.

Provision expense increased to $34.5 million in 2015 from $29.2 million in 2014. Overall, the performance of the regional bank portfolio in both years was favorable. The net increase in provision during 2015 was driven by a number of factors including loan growth within the commercial portfolios, a continued extension of the loss emergence period (“LEP”) for commercial loans, and provision in 2015 associated with borrower fraud. Provision in 2015 was favorably affected by historically low net charge-offs which continue to drive lower loss rates. Compared to 2014, provision was lower in the credit card and other portfolio for 2015 as 2014 provision was affected by an uptick in delinquencies and net charge-offs.

Noninterest expense increased 5 percent to $563.5 million in 2015 from $539.0 million in 2014. The increase in expense was largely attributable to higher personnel expenses associated with incentives related to loan growth, strategic hires, and retention efforts in 2015 relative to 2014. Increases in FDIC premiums, legal, and advertising expenses relative to 2014 also contributed to the increase in expenses in 2015. The increase in FDIC premium expense from 2014 was due in large part to $3.3 million of FDIC premium refunds recognized in second quarter 2014. Pension, technology and bank operations costs also increased in 2015 compared to 2014. Gains recognized in third quarter 2015 related to an employee benefit plan amendment mitigated a portion of the increase in expenses for 2015. Professional fees declined in 2015 relative to the prior year driven by various consulting projects in 2014, as well as tighter project management and ongoing focus on cost reductions. In addition, lower contract employment expenses primarily related to technology-related projects in 2014 also offset a portion of the 2015 expense increase.

Fixed Income

Pre-tax income in the fixed income segment was $26.6 million in 2015 compared to $68.6 million in 2014. The decline in results during 2015 compared to the prior year was primarily driven by an increase in net loss accruals related to legal matters. During 2015 the fixed income segment recognized $11.8 million of loss accruals related to legal matters. In 2014, FHN recognized $47.1 million in expense reversals related to agreements reached with insurance companies for litigation losses and legal fees associated with a lawsuit FHN settled in 2011. Of this amount $38.6 million was recorded as a reduction to losses from litigation and regulatory matters and $8.5 million was recorded as a reduction to legal fees.

Fixed income product revenue was $195.9 million in 2015, up from $170.3 million in 2014, as average daily revenue (“ADR”) increased from $.7 million in 2014 to $.8 million in 2015 reflecting more favorable market conditions due to increased rate volatility in 2015 relative to the prior year. Other product revenue increased 9 percent to $35.4 million during 2015, primarily driven by increases in fees from derivatives sales and portfolio advisory services in 2015 compared to 2014.

Noninterest expense was $220.2 million in 2015 compared to $146.8 million in 2014. The increase in expense during 2015 was largely driven by the increase in net loss accruals and legal expenses previously mentioned, but was also the result of higher variable compensation expenses connected with the increase in fixed income product revenue in 2015.

Corporate

The pre-tax loss for the corporate segment was $105.3 million and $88.6 million during 2015 and 2014, respectively. The decline in results in 2015 relative to 2014 was primarily driven by lower revenue, somewhat offset by an expense decline.

FIRST HORIZON NATIONAL CORPORATION	7

Net interest expense increased $17.6 million in 2015 to $71.7 million due to the effect of the third quarter 2014 loan sales on FTP, the fourth quarter 2014 issuance of $400 million of senior notes, and a lower yielding available-for-sale (“AFS”) securities portfolio. Noninterest income (including securities gain/losses) was $23.3 million in 2015, down from $27.0 million in 2014. The decrease in noninterest income was largely driven by a decline in securities gains, decreases in deferred compensation income, and a decline in BOLI income as a result of lower policy benefits received in 2015 relative to 2014. The decline in securities gains was primarily driven by a $5.6 million gain associated with the sale of a cost method investment recognized in 2014 compared with a $1.8 million gain recognized in 2015. Deferred compensation income fluctuates with changes in the market value of the underlying investments and is mirrored by changes in deferred compensation expense which is included in personnel expense. These decreases were partially offset by a $5.8 million gain recognized in 2015 on the extinguishment of junior subordinated notes underlying $200 million of trust preferred debt.

Noninterest expense decreased 7 percent, or $4.5 million, from $61.4 million in 2014 to $56.9 million in 2015. The decline in noninterest expense was largely the result of a $5.1 million decline in negative valuation adjustments associated with derivatives related to prior sales of Visa Class B shares and lower occupancy expense in 2015 primarily related to an efficiency-related lease abandonment expense of $4.7 million that was recognized in 2014. Additionally, personnel and advertising expenses decreased in 2015 relative to the prior year. The decrease in personnel expense largely relates to a decline in deferred compensation income which is directionally consistent with the decline in deferred compensation income mentioned above, but was offset somewhat by higher incentive compensation and several favorable adjustments recognized in 2014, primarily associated with employee benefit plans and deferred compensation BOLI benefits. Advertising expense was elevated in 2014 because of FTBNA’s 150th anniversary celebration campaign. In 2015, FHN recognized $4.9 million of acquisition costs associated with the TAF acquisition as well as a $2.8 million impairment of a tax credit investment both of which offset a portion of the expense decline.

Non-Strategic

The non-strategic segment had a pre-tax loss of $121.8 million in 2015 compared to pre-tax income of $49.6 million in 2014. The decline in pre-tax income during 2015 was the result of an increase in expenses and a decrease in revenue, somewhat offset by a larger provision credit for loan losses in 2015 compared to 2014.

Total revenue was $65.8 million in 2015 down from $132.7 million in 2014. NII declined 18 percent to $54.7 million in 2015 from $67.1 million in the prior year, consistent with the run-off of the non-strategic loan portfolios and the third quarter 2014 sales of mortgage loans HFS. Noninterest income (including securities gains/losses) decreased $54.6 million from $65.6 million in 2014 to $11.1 million in 2015 driven by a decline in mortgage banking income. The decrease in mortgage banking income was driven by several transactions recognized in 2014, including $47.9 million of valuation gains primarily recognized as a result of the sale of approximately $315 million in unpaid principal balance (“UPB”) of mortgage loans HFS and approximately $20 million in previously unrecognized servicing fees recognized in conjunction with transfers of servicing in 2014. Other noninterest income increased in 2015 relative to the prior year due in part to the negative impact of a $4.2 million loss on the extinguishment of debt associated with the collapse of two HELOC securitization trusts, a $2.0 million loss on the deconsolidation of a securitization trust, and $3.0 million in securities losses all recognized in 2014. Other noninterest income included a $2.7 million gain on the sale of a building recognized in 2015.

The provision for loan losses within the non-strategic segment was a provision credit of $25.5 million in 2015 compared to a provision credit of $2.2 million in the prior year. The improvement was largely driven by a decrease in consumer real estate reserves primarily due to a decline in loan balances from run-off, sustained levels of low net charge-offs, and continued stabilization/improvement of property values.

Noninterest expense increased to $213.1 million in 2015 from $85.3 million in 2014. The increase in noninterest expense was primarily due to a $140.4 million net increase in loss accruals related to litigation and regulatory matters. In 2015 the non-strategic segment had $175.8 million in net loss accruals including $162.5 million of loss accruals recognized in first quarter 2015 associated with the settlement reached with DOJ/HUD as previously mentioned. In 2014, FHN recognized $35.4 million of net litigation loss accruals. Additionally, the reversal of $4.3 million of repurchase and foreclosure provision recognized in 2014 related to the settlement of certain claims, and an increase in occupancy expense associated with the reduction in sublease income because of the building

8	FIRST HORIZON NATIONAL CORPORATION

sale previously mentioned contributed to the expense increase. Offsetting a portion of this increase, legal fees decreased $4.8 million in 2015 relative to 2014. Generally, most other expense categories declined given the continued wind-down of the legacy businesses.

INCOME STATEMENT REVIEW – 2015 COMPARED TO 2014; 2014 COMPARED TO 2013

Total consolidated revenue was $1.2 billion in 2015 and 2014, as increases in fixed income product revenue, net interest income, and gains on the extinguishment of debt offset a decline in mortgage banking income relative to the prior year. Total expenses were $1.1 billion in 2015, up 26 percent from $832.5 million in 2014. The increase in expenses was primarily due to higher net losses from litigation and regulatory matters and to a lesser extent, an increase in personnel expenses compared to 2014.

In 2014, total consolidated revenue decreased $44.2 million from 2013 to $1.2 billion, primarily driven by declines in fixed income product revenue and net interest income, but were partially mitigated by increases in mortgage banking income. Total expenses declined 28 percent to $832.5 million in 2014 from $1.1 billion in 2013 primarily driven by declines in the mortgage repurchase provision, net litigation loss accruals, and personnel expenses.

NET INTEREST INCOME

Net interest income increased 4 percent to $653.7 million in 2015 from $627.7 million in 2014. As detailed in Table 1 – Analysis of Changes in Net Interest Income, the increase in NII was the result of loan growth within the regional bank’s commercial and consumer portfolios, higher average balances of loans to mortgage companies and an increase in cash basis interest income and loan fees relative to the prior year. These increases were partially offset by the continued run-off of the non-strategic loan portfolios, lower yielding fixed rate commercial loans, and the impact on NII from the third quarter 2014 loan sales. Average earning assets increased 7 percent, or $1.6 billion, from $21.8 billion in 2014 to $23.5 billion in 2015 primarily driven by loan growth within the regional bank, but was also impacted by higher average balances of excess cash held at the Federal Reserve (“Fed”), an increase in average fixed income trading securities and a larger securities portfolio, which more than offset continued run-off of the non-strategic loan portfolios and a decline in average balances of Loans HFS.

Net interest income was $627.7 million in 2014, a 2 percent decline from $637.4 million in 2013. The decline was primarily attributable to continued run-off of the nonstrategic loan portfolios, lower yielding commercial loans, and lower balances of loans to mortgage companies. The effects of these were somewhat mitigated by commercial loan growth, improved deposit pricing, and a larger securities portfolio. In 2014 and 2013 average earning assets were $21.8 billion as continued run-off on the non-strategic loan portfolios and the resolution of several on-balance sheet structures were offset by loan growth within the regional bank and an increase in the investment securities portfolio.

FIRST HORIZON NATIONAL CORPORATION	9

Table 1  –  Analysis of Changes in Net Interest Income

(Fully taxable equivalent (“FTE”)) (Dollars in thousands)	2015 Compared to 2014 Increase / (Decrease) Due to (a)			2014 Compared to 2013 Increase / (Decrease) Due to (a)
	Rate (b)	Volume (b)	Total	Rate (b)	Volume (b)	Total

Interest income – FTE:
Loans	$(11,594)	$40,633	$29,039	$(18,528)	$(7,853)	$(26,381)
Loans held-for-sale	1,223	(6,936)	(5,713)	1,323	(3,135)	(1,812)
Investment securities:
U.S. treasury	16	(31)	(15)	(6)	(10)	(16)
U.S. government agencies	(3,572)	4,613	1,041	35	10,640	10,675
States and municipalities	127	(141)	(14)	375	16	391
Other	(282)	(347)	(629)	108	(1,290)	(1,182)

Total investment securities	(3,351)	3,734	383	52	9,816	9,868

Trading securities	(1,173)	4,875	3,702	1,970	(4,279)	(2,309)
Other earning assets:
Federal funds sold	5	(12)	(7)	(2)	41	39
Securities purchased under agreements to resell	264	(170)	94	(579)	4	(575)
Interest-bearing deposits with other financial institutions	187	608	795	43	237	280

Total other earning assets	624	258	882	(336)	80	(256)

Total change in interest income – earning assets – FTE	$(24,197)	$52,490	$28,293	$(22,695)	$1,805	$(20,890)

Interest expense:
Interest-bearing deposits:
Savings	$(1,071)	$1,501	$430	$(3,011)	$(189)	$(3,200)
Time deposits	(3,264)	(626)	(3,890)	(4,639)	(2,164)	(6,803)
Other interest-bearing deposits	568	845	1,413	(876)	208	(668)

Total interest-bearing core deposits	(5,479)	3,432	(2,047)	(10,580)	(91)	(10,671)

Certificates of deposit $100,000 and more	1,105	(713)	392	(1,950)	(602)	(2,552)
Federal funds purchased	92	(1,037)	(945)	(13)	(410)	(423)
Securities sold under agreements to repurchase	(101)	(57)	(158)	(251)	(52)	(303)
Fixed income trading liabilities	(1,676)	2,262	586	2,429	(664)	1,765
Other short-term borrowings	1,103	(1,593)	(490)	95	692	787
Term borrowings	4,564	(748)	3,816	5,379	(7,129)	(1,750)

Total change in interest expense – interest-bearing liabilities	$(3,379)	$4,533	$1,154	$(10,636)	$(2,511)	$(13,147)

Net interest income – FTE			$27,139			$(7,743)

(a)	The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

(b)	Variances are computed on a line-by-line basis and are non-additive.

For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources. The consolidated net interest margin was 2.83 percent in 2015, down from 2.92 percent in 2014. The net interest spread was 2.70 percent in 2015, down 8 basis points from 2.78 percent in 2014. The decrease in NIM was primarily driven by run-off of the non-strategic loan portfolios, a decline in yields on fixed rate loan portfolios due to the long-term low interest rate environment, and an increase in average excess cash held at the Fed during the year. An increase in cash basis interest income and loan fees relative to 2014 positively impacted NIM in 2015, offsetting a portion of the decline.

The consolidated net interest margin was 2.92 percent in 2014 compared to 2.96 percent in 2013. The decline in NIM in 2014 compared to 2013 was driven by lower yielding commercial loans and run-off of the non-strategic loan portfolios, partially offset by lower funding costs.

The activity levels and related funding for FHN’s fixed income activities affect the net interest margin. Generally, fixed income activities compress the margin, especially when there are elevated levels of trading inventory, because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result, FHN’s consolidated margin cannot be readily compared to that of other bank holding companies. Table 2 details the computation of the net interest margin for the past three years.

10	FIRST HORIZON NATIONAL CORPORATION

Table 2  –  Net Interest Margin

	2015	2014	2013

Assets:
Earning assets:
Loans, net of unearned income:
Commercial loans	3.51%	3.56%	3.68%
Retail loans	3.96	4.01	4.10

Total loans, net of unearned income	3.67	3.74	3.86

Loans held-for-sale (a)	4.23	3.77	3.40
Investment securities:
U.S. treasuries (b)	0.97	0.06	0.08
U.S. government agencies	2.46	2.57	2.56
States and municipalities (c)	3.56	2.72	0.59
Other	4.08	4.23	4.19

Total investment securities	2.54	2.64	2.64

Trading securities	2.81	2.93	2.80
Other earning assets:
Federal funds sold	1.01	1.00	1.00
Securities purchased under agreements to resell (d)	(0.12)	(0.15)	(0.06)
Interest bearing cash	0.25	0.22	0.22

Total other earning assets	0.10	0.06	0.08

Interest income / total earning assets	3.19%	3.29%	3.40%

Liabilities:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	0.16%	0.18%	0.22%
Other interest-bearing deposits	0.09	0.08	0.10
Time deposits (e)	0.66	1.07	1.59

Total interest-bearing core deposits	0.17	0.21	0.31

Certificates of deposit $100,000 and more (f)	0.89	0.63	1.01

Federal funds purchased	0.26	0.25	0.25
Securities sold under agreements to repurchase	0.06	0.08	0.14
Fixed income trading liabilities	2.18	2.43	2.05
Other short-term borrowings	0.67	0.30	0.27
Term borrowings (g)	2.47	2.17	1.87

Interest expense / total interest-bearing liabilities	0.49	0.51	0.57

Net interest spread	2.70%	2.78%	2.83%
Effect of interest-free sources used to fund earning assets	0.13	0.14	0.13

Net interest margin (h)	2.83%	2.92%	2.96%

(a)	2015 increase driven by sales of certain lower-yielding loans in third quarter 2014.

(b)	2015 increase driven by the maturity of lower-yielding US Treasury Bills in third quarter 2014.

(c)	2015 and 2014 increase driven by the yield on a held-to-maturity (“HTM”) municipal bond.

(d)	Driven by negative market rates on reverse repurchase agreements.

(e)	2015 rate includes the effect of amortizing the premium valuation adjustment for time deposits related to acquisitions.

(f)	2014 rate includes the effect of amortizing the premium valuation adjustment for time deposits related to acquisitions.

(g)	2015 increase driven by the issuance of $400 million of senior notes in fourth quarter 2014.

(h)	Calculated using total net interest income adjusted for FTE assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

FHN’s net interest margin is impacted by balance sheet factors such as interest-bearing cash levels, deposit balances, trading inventory, commercial loan volume, loan fees, cash basis income, and the potential rise in short term interest rates. FHN’s balance sheet is positioned to benefit from a rise in interest rates. During 2016, any

FIRST HORIZON NATIONAL CORPORATION	11

benefit to NIM will be dependent on the extent of Fed interest rate increases, as well as levels of interest bearing cash and trading inventory balances.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. The provision for loan losses was $9.0 million in 2015 compared to $27.0 million in 2014 and $55.0 million in 2013. During 2015 and 2014, FHN experienced continued overall improvement in the loan portfolio which resulted in declines of 10 percent and 8 percent in the allowance for loan losses, respectively. Additionally, net charge-offs declined 35 percent and 38 percent, respectively, during 2015 and 2014 relative to the prior years. For additional information about the provision for loan losses refer to the Regional Banking and Non-Strategic sections of the Business Line Review section in this MD&A. For additional information about general asset quality trends refer to Asset Quality – Trend Analysis of 2015 Compared to 2014 in this MD&A.

NONINTEREST INCOME

Noninterest income (including securities gains/(losses)) was $517.3 million in 2015 compared to $550.0 million in 2014 and $584.6 million in 2013. In 2015 noninterest income was 44 percent of total revenue compared to 47 percent and 48 percent of total revenue in 2014 and 2013, respectively. The decline in noninterest income in 2015 relative to 2014 was primarily driven by a decrease in mortgage banking income, but was partially mitigated by increases in fixed income sales revenue and gains on the extinguishment of debt. The decrease in noninterest income in 2014 relative to 2013 largely resulted from a decrease in fixed income sales revenue partially offset by an increase in mortgage banking income. FHN’s noninterest income for the last three years is provided in Table 3. The following discussion provides additional information about various line items reported in the following table.

Table 3  –  Noninterest Income

(Dollars in thousands)	2015	2014	2013	Compound Annual Growth Rates
				15/14	15/13

Noninterest income:
Fixed income	$231,337	$200,595	$272,364	15%	(8)%
Deposit transactions and cash management	112,843	111,951	114,383	1%	(1)%
Brokerage, management fees and commissions	46,496	49,099	42,261	(5)%	5%
Trust services and investment management	27,577	27,777	26,523	(1)%	2%
Bankcard income	22,238	23,697	20,482	(6)%	4%
Bank-owned life insurance	14,726	16,394	16,614	(10)%	(6)%
Other service charges	11,610	11,882	13,440	(2)%	(7)%
Mortgage banking	3,870	71,257	33,275	(95)%	(66)%
Insurance commissions	2,627	2,257	3,023	16%	(7)%
Debt securities gains/(losses), net	1,836	-	(451)	NM	NM
Equity securities gains/(losses), net	(458)	2,872	2,211	NM	NM
Gain on divestitures	-	-	111	NM	NM
All other income and commissions:
ATM interchange fees	11,917	10,943	10,412	9%	7%
Electronic banking fees	5,840	6,190	6,289	(6)%	(4)%
Gain/(loss) on extinguishment of debt	5,793	(4,166)	-	NM	NM
Letter of credit fees	4,621	4,864	5,081	(5)%	(5)%
Deferred compensation (a)	(1,369)	2,042	4,685	NM	NM
Other	15,821	12,390	13,874	28%	7%

Total all other income and commissions	42,623	32,263	40,341	32%	3%

Total noninterest income	$517,325	$550,044	$584,577	(6)%	(6)%

NM - not meaningful

(a)	Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives and benefits expense.

12	FIRST HORIZON NATIONAL CORPORATION

Fixed Income Noninterest Income

The major component of fixed income revenue is generated from the purchase and sale of fixed income securities as both principal and agent. Other noninterest revenues consist principally of fees from loan sales, portfolio advisory services, and derivative sales. Securities inventory positions are procured for distribution to customers by the sales staff. Fixed income noninterest income increased 15 percent in 2015 to $231.3 million from $200.6 million in 2014, reflecting more favorable market conditions due to increased rate volatility in 2015 relative to 2014. Revenue from other products increased $5.2 million to $35.5 million in 2015, largely driven by increases in fees from derivative sales and portfolio advisory services.

Fixed income noninterest income was $200.6 million in 2014, down from $272.4 million in 2013, reflecting less favorable market conditions in 2014 relative to 2013 due to low rates, low market volatility and uncertainty around the Fed’s monetary policy. Other noninterest revenue decreased $10.2 million to $30.3 million in 2014. The decline in other noninterest revenue was largely due to $3.5 million of gains recognized in 2013 within the non-strategic segment from the reversal of previously established LOCOM valuation adjustments associated with TRUP loan payoffs, as well as decreases in revenues from derivative sales and loan trading and related activities in 2014 relative to 2013.

Table 4  –  Fixed Income Noninterest Income

(Dollars in thousands)	2015	2014	2013	Compound Annual Growth Rates
				15/14	15/13

Noninterest income:
Fixed income	$195,877	$170,317	$231,853	15%	(8)%
Other noninterest revenue	35,460	30,278	40,511	17%	(6)%

Total fixed income noninterest income	$231,337	$200,595	$272,364	15%	(8)%

Deposit Transactions and Cash Management

Fees from deposit transactions and cash management include fees for services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management income increased to $112.8 million in 2015 from $112.0 million in 2014.

In 2014, deposit transactions and cash management income declined 2 percent to $112.0 million from $114.4 million in 2013. The decrease was primarily the result of lower cash management fees on commercial products due to price reductions and discounting resulting from increased market competitive price pressure and overall lower managed balances between 2014 and 2013.

Brokerage, Management Fees and Commissions

Brokerage, management fees and commissions include fees for portfolio management, trade commission, and annuity and mutual funds sales. Noninterest income from brokerage and management fees decreased 5 percent to $46.5 million in 2015 from $49.1 million in 2014. The decline in income was primarily driven by a reduction in annuity income as a result of lower annuity sales in 2015 compared to the prior year. The decline was also affected by a shift in product and fee structures which caused a temporary decrease in revenues but should result in revenue streams over the long term. Noninterest income from brokerage and management fees increased 16 percent, or $6.8 million, in 2014 relative to 2013 due in large part to FHN’s strategic focus on growing these businesses with new products and offerings, an expanded sales force, and a refined advisory team strategy.

Trust Services

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services, and are primarily influenced by equity and fixed income market activity. Noninterest income from trust services and investment management was relatively flat in 2015 at $27.6 million. In

FIRST HORIZON NATIONAL CORPORATION	13

2014, noninterest income from trust services and investment management increased 5 percent to $27.8 million from $26.5 million in 2013. The increase in trust services and investment management revenue in 2014 relative to 2013 was primarily due to improved market conditions and strong new account activity in Trust, FTB Advisory, and Retirement Services.

Bankcard Income

Bankcard income is derived from fees charged for processing and supporting credit card transactions including interchange, late charges, membership fees, miscellaneous merchant fees, cash advance fees, currency conversion fees, and research fees. Bankcard income was $22.2 million in 2015 compared to $23.7 million and $20.5 million in 2014 and 2013, respectively. Bankcard income in 2014 included $2.8 million of Visa volume incentives.

Bank Owned Life Insurance

BOLI income was $14.7 million in 2015 compared to $16.4 million and $16.6 million in 2014 and 2013, respectively, reflecting lower policy benefits in 2015 compared to 2014 and 2013.

Other Service Charges

Income from other service charges includes international income (foreign exchange and wire transfer fees), other retail fees, check order income, and other service charges including check cashing, safe deposit, wire transfers, and money orders. Income from other service charges decreased to $11.6 million in 2015 from $11.9 million and $13.4 million in 2014 and 2013, respectively.

Mortgage Banking Noninterest Income

Mortgage banking income has been primarily comprised of servicing income related to legacy mortgage banking operations and fair value adjustments to the mortgage warehouse. Servicing income, which includes fees for servicing mortgage loans, changes in the value of servicing assets, results of hedging servicing assets, and the negative impact of runoff on the value of MSR, historically was the largest component of mortgage banking income. In 2014 and 2013, FHN sold substantially all remaining legacy mortgage servicing, which resulted in substantially diminished fees from mortgage servicing after the sales. Mortgage banking income was $3.9 million in 2015, compared to $71.3 million in 2014 and $33.3 million in 2013.

The decrease in mortgage banking income during 2015 relative to 2014 was the result of several transactions recognized in 2014 that positively impacted mortgage banking income in that year, including $39.7 million of gains on the sales of approximately $315 million in UPB of HFS mortgage loans in third quarter 2014, the receipt of approximately $20 million in previously unrecognized servicing fees in conjunction with servicing sales, and a larger positive mortgage warehouse valuation adjustment in 2014 due to positive fair value adjustments that reflected new information on market pricing for similar assets primarily related to the non-performing portion of the HFS portfolio.

The increase in mortgage banking income during 2014 relative to 2013 was primarily due to valuation gains related to the sale of HFS mortgage loans previously mentioned. Total servicing income was $20.8 million in 2014 down from $39.1 million in 2013 because of lower servicing fees due to the 2013 and 2014 MSR sales. The decrease was partially offset by the receipt of approximately $20 million of previously unrecognized servicing fees previously mentioned. During 2013, total servicing income was $39.1 million and was comprised of $41.9 million in servicing fees and $18.1 million of net hedging results, and was partially offset by the negative impact of run-off on the value of MSR. Other mortgage banking income in 2014 included a $2.0 million loss associated with the deconsolidation of a securitization trust. 2013 included a $2.2 million charge associated with estimated costs for obligations related to the agreement to sell mortgage servicing. The following table shows a detail of FHN’s mortgage banking income for the years ending December 31, 2014 and 2013. 2015 information has been omitted from the table due to immateriality.

14	FIRST HORIZON NATIONAL CORPORATION

Table 5  –  Mortgage Banking Noninterest Income

	2014	2013	Compound Annual Growth Rates
			14/13

Noninterest income (thousands):
Origination income	$-	$771	NM
Mortgage warehouse valuation (a)	51,785	(4,355)	NM
Servicing income/(expense):
Servicing fees	21,082	41,905	(50)%
Change in MSR value – runoff	(833)	(20,937)	96%
Net hedging results (b)	528	18,083	(97)%

Total servicing income	20,777	39,051	(47)%
Other (c)	(1,305)	(2,192)	40%

Total mortgage banking noninterest income	$71,257	$33,275	NM

Mortgage banking statistics (millions):
Servicing portfolio – owned (first lien mortgage loans) (d)	$83	$8,512	(99)%

NM - not meaningful

(a)	2014 includes $39.7 million in gains on the sale of HFS mortgage loans and $8.2 million of positive Fair Value adjustments primarily related to the non-performing portion of the HFS portfolio.

(b)	2013 includes an increase in net hedging results reflecting the terms of the mortgage servicing sale agreement.

(c)

2014 includes a $2.0 million loss associated with the deconsolidation of a securitization trust. 2013 includes a negative adjustment as a result of estimated costs for obligations associated with the agreement to sell servicing.

(d)	Excludes foreclosed assets. Substantially all mortgage servicing was sold in January 2014.

Securities Gains/Losses

In 2015, FHN recognized net securities gains of $1.4 million compared to $2.9 million and $1.8 million in 2014 and 2013, respectively. The 2015 net gain was largely driven by a $1.8 million gain from an exchange of AFS debt securities, partially offset by $.7 million of other-than-temporary impairment (“OTTI”) adjustments. The 2014 net gain was primarily the result of a $5.6 million gain on the sale of a cost method investment partially offset by $2.0 million of negative fair value adjustments and a $.9 million loss on the sale of an investment. The 2013 net gain was primarily the result of a $3.3 million gain on the sale of a cost method investment, partially offset by a $1.1 million OTTI adjustment.

Insurance Commissions

Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide life, long-term care, and disability insurance. Noninterest income from insurance commissions was $2.6 million in 2015, $2.3 million in 2014 and $3.0 million in 2013.

Other Noninterest Income

Other income includes revenues from ATM and interchange fees, electronic banking fees, revenue related to deferred compensation plans (which are mirrored by changes in noninterest expense), gains/(losses) from the extinguishment of debt and various other fees.

All other income and commissions increased $10.4 million to $42.6 million in 2015 primarily due to a $5.8 million gain on the extinguishment of junior subordinated notes underlying $200 million of trust preferred debt and a $4.4 million loss recognized in 2014 on the extinguishment of debt associated with the collapse of two HELOC securitization trusts. These increases were somewhat offset by a decline in deferred compensation income, which is driven by changes in the market balance of the underlying investments.

Other income decreased $8.1 million from 2013 to $32.3 million in 2014 primarily driven by the $4.2 million loss on the extinguishment of debt associated with the collapse of two HELOC securitization trusts previously mentioned and a $2.6 million decrease in deferred compensation income relative to 2013.

FIRST HORIZON NATIONAL CORPORATION	15

NONINTEREST EXPENSE

Total noninterest expense increased 27 percent, or $221.3 million, to $1.1 billion in 2015, primarily driven by increases in net litigation and regulatory loss accruals coupled with an increase in personnel expenses relative to the prior year. Total noninterest expense decreased 28 percent or $316.0 million to $832.5 million in 2014 from $1.1 billion in 2013, largely driven by declines in expenses associated with the repurchase and foreclosure provision, litigation expenses, and personnel expenses. Table 6 provides noninterest expense detail by category for the last three years with growth rates.

Table 6  –  Noninterest Expense

(Dollars in thousands)	2015	2014	2013	Compound Annual Growth Rates
				15/14	15/13

Noninterest expense:
Employee compensation, incentives and benefits	$511,633	$478,159	$529,041	7%	(2)%
Occupancy	51,117	54,018	50,565	(5)%	1%
Computer software	44,724	42,931	40,327	4%	5%
Operations services	39,261	35,247	35,215	11%	6%
Equipment rentals, depreciation, and maintenance	30,864	29,964	31,738	3%	(1)%
Advertising and public relations	19,187	18,683	18,239	3%	3%
Professional fees	18,922	23,298	23,454	(19)%	(10)%
FDIC premium expense	18,027	11,464	20,156	57%	(5)%
Legal fees	16,287	20,907	29,905	(22)%	(26)%
Communications and courier	15,820	16,074	17,958	(2)%	(6)%
Contract employment and outsourcing	14,494	19,420	35,920	(25)%	(36)%
Other insurance and taxes	12,941	12,900	12,598	*	1%
Amortization of intangible assets	5,253	4,170	3,912	26%	16%
Foreclosed real estate	2,104	2,503	4,299	(16)%	(30)%
Repurchase and foreclosure provision	-	(4,300)	170,000	NM	NM
All other expense:
Litigation and regulatory matters	187,607	(2,720)	63,654	NM	72%
Travel and entertainment	9,590	9,095	8,959	5%	3%
Employee training and dues	5,390	4,518	5,054	19%	3%
Customer relations	5,382	5,726	4,916	(6)%	5%
Tax credit investments	4,582	2,087	2,021	NM	51%
Supplies	3,827	3,745	3,800	2%	*
Miscellaneous loan costs	2,656	2,690	4,209	(1)%	(21)%
Other	34,123	41,952	32,579	(19)%	2%

Total all other expense	253,157	67,093	125,192	NM	42%

Total noninterest expense	$1,053,791	$832,531	$1,148,519	27%	(4)%

Certain previously reported amount have been reclassified to agree with current presentation.

NM - not meaningful

* Amount is less than one percent.

Employee Compensation, Incentives, and Benefits

Employee compensation, incentives, and benefits (personnel expense), which is generally the largest component of noninterest expense, increased 7 percent, or $33.5 million, to $511.6 million in 2015 from $478.2 million in 2014. The increase in personnel expense was driven by increases in variable compensation associated with higher fixed income product sales revenue within FHN’s fixed income operating segment relative to 2014 and higher incentive expense associated with loan growth, strategic hires, and retention within the regional bank. Additionally, higher pension-related costs contributed to the increase in personnel expenses during 2015, as well as several favorable adjustments recognized during 2014 related to employee performance equity awards, employee benefit plans, and deferred compensation BOLI benefits resulting in lower personnel expense in 2014. The increase in pension-related expenses was driven by an increase in the pension liability as a result of a decline in the discount rate and new life expectancy tables used at the December 31, 2014 measurement date. These increases were offset somewhat

16	FIRST HORIZON NATIONAL CORPORATION

by an $8.3 million gain recognized during third quarter 2015 related to an amendment of certain employee benefit plans and lower deferred compensation expenses relative to 2014.

Personnel expense decreased 10 percent or $50.9 million to $478.2 million in 2014 from $529.0 million in 2013. The decline in personnel expense was largely driven by a decline in variable compensation associated with lower fixed income product sales revenue within FHN’s fixed income operating segment in 2014. Additionally, lower pension-related expenses, deferred compensation expense and several small favorable adjustments related to employee performance equity awards, employee benefit plans, and deferred compensation BOLI benefits in 2014 also contributed to the decline in personnel expense from 2013.

Occupancy

Occupancy expense decreased 5 percent, or $2.9 million, to $51.1 million in 2015 driven by $4.7 million of lease abandonment expense recognized in 2014 related to efficiency initiatives. This decrease was somewhat offset by lower sublease income received in 2015 relative to the prior year as a result of the sale of a building in second quarter 2015. During 2014, occupancy expense increased $3.5 million to $54.0 million from $50.6 million in 2013, which was largely the result of the 2014 lease abandonment expense previously mentioned.

Computer Software

Computer software expense was $44.7 million, $42.9 million, and $40.3 million in 2015, 2014, and 2013. The increase in computer software expense is the result of FHN’s focus on technology-related projects.

Operations Services

Operations services expense increased 11 percent, or $4.0 million, to $39.3 million in 2015, primarily driven by an increase in third party fees and expenses associated with the TAF acquisition. Expenses associated with operations services were flat between 2014 and 2013 at $35.2 million.

Professional Fees

Professional fees decreased $4.4 million to $18.9 million in 2015. The decline in professional fees is related to various consulting projects in 2014 and 2013 compared to 2015, as well as tighter project management and ongoing focus on cost reductions. Professional fees were $23.3 million and $23.5 million in 2014 and 2013, respectively.

FDIC Premium Expense

FDIC premium expense was $18.0 million in 2015, compared to $11.5 million and $20.2 million in 2014 and 2013, respectively. 2014 FDIC premium expense includes the receipt of $3.3 million of FDIC premium refunds.

Legal Fees

Legal fees decreased from $20.9 million in 2014 to $16.3 million in 2015 driven by a reduction in costs related to litigation matters in 2015 relative to the prior year. Legal fees in 2014 included an $8.5 million expense recovery related to a legal matter. Legal fees decreased $9.0 million from $29.9 million in 2013 to $20.9 million in 2014 primarily driven by the legal fee expense recovery.

Contract Employment and Outsourcing

Expenses associated with contract employment and outsourcing decreased $4.9 million to $14.5 million in 2015 primarily driven by elevated expenses in 2014 related to technology-related projects within the regional bank. Contract employment and outsourcing expenses decreased 46 percent or $16.5 million, to $19.4 million in 2014 from $35.9 million in 2013 due to lower mortgage subservicing costs associated with the sales of servicing, but partially offset by increases in contract employment associated with technology-related projects within the regional bank.

FIRST HORIZON NATIONAL CORPORATION	17

Repurchase and Foreclosure Provision

No repurchase and foreclosure provision expense was recorded in 2015. During 2014, FHN recorded a $4.3 million reversal of repurchase and foreclosure provision related to the settlement of certain repurchase claims. In 2013, FHN recognized $170.0 million of repurchase and foreclosure provision expense stemming from the resolution of certain legacy representations and warranty mortgage loan repurchase obligations to government-sponsored entities.

Other Noninterest Expense

All other expenses were $253.2 million in 2015 compared to $67.1 million in 2014. The increase in expense between 2015 and 2014 was primarily the result of a $190.3 million increase in net loss accruals related to legal matters. Losses from litigation and regulatory matters were $187.6 million in 2015 and primarily relate to $162.5 million of loss accruals recognized in first quarter 2015 associated with the settlement of potential claims related to FHN’s underwriting and origination of FHA-insured mortgage loans and $25.1 million of other loss accruals recognized in 2015. During 2014, FHN recognized $110.9 million of loss accruals related to legal matters, which were more than offset by $113.6 million of expense reversals associated with agreements with insurance companies for the recovery of expenses FHN incurred related to litigation losses in previous periods. During 2015, FHN recognized a $2.8 million impairment of a tax credit investment. However, these expense increases were somewhat offset by a $5.1 million decrease in negative valuation adjustments associated with the derivatives related to prior sales of Visa Class B shares.

All other expenses were $67.1 million and $125.2 million in 2014 and 2013, respectively. The decrease in all other expense was primarily due to a $66.4 million net decline in losses from litigation and regulatory matters as $113.6 million of expense reversals recognized in 2014 more than offset a $47.2 million net increase in loss accruals. In 2014, other expenses include $5.9 million of negative valuation adjustments associated with the derivatives related to prior sales of Visa Class B shares compared to $1.9 million in 2013.

INCOME TAXES

FHN recorded an income tax provision of $10.9 million in 2015, compared to an income tax provision of $84.2 million in 2014. The effective tax rates for 2015 and 2014 were approximately 10 percent and 26 percent, respectively. Since pre-tax income is the most important component in determining the effective tax rate, the comparison of the tax rate from period to period, by itself, will not provide meaningful information unless pre-tax income is fairly consistent. The company’s effective tax rate is favorably affected by recurring items such as bank-owned life insurance, tax-exempt income, and credits and other tax benefits from affordable housing investments. The company’s effective tax rate also may be affected by items that may occur in any given period but are not consistent from period to period, such as changes in the deferred tax asset valuation allowance and changes in unrecognized tax benefits.

A deferred tax asset (“DTA”) or deferred tax liability (“DTL”) is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2015, FHN’s gross DTA (net of a valuation allowance) and gross DTL were $352.6 million and $93.3 million, respectively, resulting in a net DTA of $259.3 million at December 31, 2015, compared with $260.6 million at December 31, 2014.

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

18	FIRST HORIZON NATIONAL CORPORATION

As of December 31, 2015, FHN had federal tax credit carryforwards which will expire in varying amounts between 2030 and 2035, state income tax net operating loss (“NOL”) carryforwards which will expire in varying amounts between 2016 and 2035, and federal capital loss carryforwards, which will expire in 2017. As of December 31, 2015 and 2014, FHN established a valuation allowance of $.3 million and $.1 million, respectively, against its state NOL carryforwards and $40.5 million and $44.4 million, respectively, against its capital loss carryforwards. Management believes it is more likely than not that the benefit of the capital loss carryover to 2016 will not be realized because there is uncertainty as to whether FHN will generate capital gains over the five year carryforward period. FHN’s DTA after valuation allowance was $352.6 million and $346.6 million as of December 31, 2015 and 2014, respectively. Based on current analysis, FHN believes that its ability to realize the remaining DTA is more likely than not. FHN monitors its DTA and the need for a valuation allowance on a quarterly basis. A significant adverse change in FHN’s taxable earnings outlook could result in the need for further valuation allowances. In the event FHN is able to determine that the deferred tax assets are realizable in the future in excess of their net recorded amount, FHN would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Changes in tax laws and rates could also affect recorded DTAs and DTLs in the future. Management is not aware of the enactment of any such changes that would have a material effect on the company’s results of operations, cash flows or financial position.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to federal or state and local tax examinations by tax authorities for years before 2012. FHN is currently under audit in several states.

See also Note 15 – Income Taxes for additional information.

STATEMENT OF CONDITION REVIEW – 2015 COMPARED TO 2014

Total period-end assets increased 2 percent to $26.2 billion on December 31, 2015, from $25.7 billion on December 31, 2014. Average assets increased to $25.6 billion in 2015 from $24.0 billion in 2014. The increase in average assets compared to 2014 is primarily attributable to increases in loan balances and other earning assets, somewhat offset by a decline in loans HFS. The increase in period-end assets relative to December 31, 2014 was primarily driven by increases in loan balances and a larger securities portfolio, somewhat offset by declines in interest bearing cash and trading securities.

EARNING ASSETS

Earning assets consist of loans, investment securities, other earning assets such as trading securities, interest-bearing cash, and loans HFS. Average earning assets increased to $23.5 billion in 2015 from $21.8 billion in 2014. A more detailed discussion of the major line items follows.

Loans

Period-end loans increased to $17.7 billion as of December 31, 2015 from $16.2 billion on December 31, 2014. Average loans for 2015 were $16.6 billion compared to $15.5 billion for 2014. The increase in average and period-end loan balances was primarily due to loan growth within the regional bank’s commercial portfolios and also loans added through the TAF acquisition in fourth quarter 2015, partially offset by balance declines within FHN’s run-off portfolios within the non-strategic segment.

FIRST HORIZON NATIONAL CORPORATION	19

Table 7  –  Average Loans

(Dollars in thousands)	2015	Percent of Total	2015 Growth Rate	2014	Percent of Total	2014 Growth Rate	2013	Percent of Total	2013 Growth Rate

Commercial:
Commercial, financial, and industrial	$9,477,376	57%	16%	$8,156,750	52%	2%	$7,972,875	51%	*
Commercial real estate	1,425,813	9	17	1,223,487	8	5	1,170,618	7	(10)%

Total commercial	10,903,189	66	16	9,380,237	60	3	9,143,493	58	(2)

Retail:
Consumer real estate (a)	4,879,083	29	(6)	5,198,304	34	(6)	5,526,386	35	(5)
Permanent mortgage (b)	489,190	3	(18)	594,450	4	(20)	742,793	5	(7)
Credit card and other	352,977	2	1	347,981	2	11	313,702	2	12

Total retail	5,721,250	34	(7)	6,140,735	40	(7)	6,582,881	42	(5)

Total loans, net of unearned	$16,624,439	100%	7%	$15,520,972	100%	(1)%	$15,726,374	100%	(3)%

* Amount is less than one percent.

(a)	2015, 2014, and 2013 include $65.6 million, $140.7 million, and $369.3 million of restricted and secured real estate loans, respectively.

(b)	2014 and 2013 include $.4 million, and $12.4 million of restricted and secured real estate loans, respectively.

C&I loans are the largest component of the commercial portfolio comprising 87 percent of average commercial loans in 2015 and 2014. C&I loans increased 16 percent, or $1.3 billion, from 2014 due to an increase in the average balance of loans to mortgage companies coupled with net loan growth within several of the regional bank’s portfolios including general commercial, private client, and asset-based lending. Commercial real estate loans increased 17 percent or $202.3 million to $1.4 billion in 2015 because of growth in expansion markets and opportunities with new and existing customers within the regional bank.

Average retail loans declined 7 percent, or $419.5 million, from a year ago to $5.7 billion in 2015. The consumer real estate portfolio (home equity lines and installment loans) declined $319.2 million, to $4.9 billion as the continued wind-down of portfolios within the non-strategic segment outpaced a $181.3 million increase in real estate installment loans from new originations within the regional bank. The permanent mortgage portfolio declined $105.3 million to $489.2 million in 2015 largely driven by run-off of legacy assets. Credit Card and Other increased slightly to $353.0 million in 2015.

20	FIRST HORIZON NATIONAL CORPORATION

Table 8  –  Contractual Maturities of Commercial Loans on December 31, 2015

(Period-end) (Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total

Commercial, financial, and industrial	$4,100,597	$4,864,254	$1,471,539	$10,436,390
Commercial real estate	434,883	1,026,540	213,512	1,674,935

Total commercial loans	$4,535,480	$5,890,794	$1,685,051	$12,111,325

For maturities over one year:
Interest rates - floating		$4,651,527	$998,427	$5,649,954
Interest rates - fixed		1,239,267	686,624	1,925,891

Total maturities over one year		$5,890,794	$1,685,051	$7,575,845

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

Investment Securities

FHN’s investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities (“MBS”) and government agency issued collateralized mortgage obligations (“CMO”), substantially all of which are classified as available-for-sale (“AFS”). FHN utilizes the securities portfolio as a source of income, liquidity and collateral for repurchase agreements, for public funds, and as a tool for managing risk of interest rate movements. Table 9 shows information pertaining to the composition, yields, and contractual maturities of the investment securities portfolio. Period-end investment securities increased 11 percent from $3.6 billion on December 31, 2014 to $3.9 billion on December 31, 2015. Average investment securities were $3.7 billion in 2015 and $3.6 billion in 2014, representing 16 percent of earning assets in 2015 and 2014. The amount of securities purchased for the investment portfolio is largely driven by the desire to protect the value of non-rate sensitive liabilities and equity and maximize yield on FHN’s excess liquidity without negatively affecting future yields while operating in this historically low interest rate environment.

Government agency issued MBS and CMO, and other agencies averaged $3.5 billion and $3.3 billion in 2015 and 2014, respectively. U.S. treasury securities and municipal bonds averaged $13.2 million in 2015 compared to $44.7 million in 2014. Investments in equity securities averaged $183.6 million in 2015 compared with $191.9 million in 2014. A majority of the equity security balances include restricted investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) which averaged over $150 million and $160 million in 2015 and 2014, respectively. On December 31, 2015, AFS investment securities had $5.5 million of net unrealized gains that resulted in an increase in shareholders’ equity of $3.4 million, net of $2.1 million of deferred tax benefits. See Note 3 – Investment Securities for additional detail.

FIRST HORIZON NATIONAL CORPORATION	21

Table 9  –  Contractual Maturities of Investment Securities on December 31, 2015 (Amortized Cost)

(Period-end) (Dollars in thousands)	Within 1 year		After 1 year After 5 years		Within 5 years Within 10 years		After 10 years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

Securities available-for-sale:
Government agency issued MBS and CMO (a)	$-	-%	$65	7.01%	$131,354	3.45%	$3,606,377	2.51%
U.S. treasuries	-	-	100	0.98	-	-	-	-
Other U.S. government agencies	-	-	-	-	102	2.50	-	-
State and municipalities (b)	1,500	-	-	-	-	-	-	-
Other (c)	-	-	-	-	-	-	184,850	4.21

Total securities available-for-sale	$1,500	-%	$165	3.36%	$131,456	3.45%	$3,791,227	2.59%

Securities held-to-maturity:
State and municipalities	$-	-%	$-	-%	$-	-%	$4,320	6.14%
Corporate bonds	-	-	-	-	-	-	10,000	4.94

Total securities held-to-maturity	$-	-%	$-	-%	$-	-%	$14,320	5.30%

(a)	Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early pay downs, have an estimated average life of 5.1 years.

(b)	Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.

(c)	The amount classified as maturing after 10 years represents equity securities with no stated maturity.

Loans Held-for-Sale

Loans HFS consists of the mortgage warehouse (primarily repurchased government-guaranteed loans), student, small business, and home equity loans. The average balance of loans HFS decreased to $129.0 million in 2015 from $296.1 million in 2014, primarily driven by the third quarter 2014 sales of loans with approximately $315 million in unpaid principal balance. On December 31, 2015 and 2014, loans HFS were $126.3 million and $141.3 million, respectively. The decrease in period-end loans HFS was largely driven by a smaller mortgage warehouse.

Other Earning Assets

All other earning assets include trading securities, securities purchased under agreements to resell, federal funds sold (“FFS”), and interest-bearing deposits with the Federal Reserve Bank (“FRB”) and other financial institutions. All other earning assets averaged $3.0 billion in 2015, a $550.4 million increase from $2.5 billion in 2014. The increase was largely the result of a $249.4 million increase in interest-bearing cash driven primarily by inflow of core deposits during 2015, as well as increases of $176.7 million and $125.3 million in trading securities and securities purchased under agreements to resell (“asset repos”), respectively. Fixed income’s trading inventory fluctuates daily based on customer demand. Asset repos are used in fixed income trading activity and generally correlate with the level of fixed income trading liabilities (short-positions) as securities collateral from repo transactions is used to fulfill trades. All other earning assets were $2.2 billion and $3.5 billion on December 31, 2015 and 2014, respectively. The decrease in other earning assets on a period-end basis was primarily due to higher levels of interest bearing cash on December 31, 2014 driven by an inflow of customer deposits and proceeds from the issuance of senior notes in fourth quarter 2014, and to a lesser extent a decline in fixed income trading inventory levels.

Non-earning assets

Period-end non-earning assets were $2.2 billion on December 31, 2015 and 2014, respectively.

Core Deposits

Average core deposits were $18.4 billion during 2015, up 15 percent from $15.9 billion during 2014. The increase in average core deposits was driven by several factors including an increase in commercial customer deposits, the timing of a new product offering within correspondent banking in late 2014, the addition of deposits associated with the fourth quarter 2014 branch acquisition, and the fourth quarter 2015 TAF acquisition, and FHN’s decision

22	FIRST HORIZON NATIONAL CORPORATION

to increase deposits in a third party network deposits sweep program. The third party deposits program is an FDIC-insured deposit sweep program where financial institutions can receive unsecured deposits for the long-term (several years) and in larger-dollar increments. The new product offering within correspondent banking previously mentioned resulted in a shift in funding from federal funds purchased (“FFP”) to deposits. Period-end core deposits were $19.5 billion on December 31, 2015, up 11 percent from $17.6 billion on December 31, 2014, and were driven by the same factors that affected average balances, with the exception of the 2014 branch acquisition which did not impact the core deposits variance on a period-end basis.

Short-Term Funds

Average short-term funds (certificates of deposit greater than $100,000, FFP, securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings) decreased 26 percent to $2.4 billion in 2015 from $3.2 billion in 2014. The decrease was primarily driven by declines in FFP and other short-term borrowings. Average FFP, which currently is composed primarily of funds from correspondent banks, was $.7 billion in 2015 compared to $1.1 billion in 2014. FFP fluctuates depending on the amount of excess funding of FHN’s correspondent bank customers. The decrease between 2015 and 2014 was also affected by a new product offering introduced in late fourth quarter 2014 in correspondent banking that resulted in a shift of funds from FFP to deposits. The decline in other short-term borrowings was due to higher FHLB borrowings in 2014 as a result of loan growth and deposit fluctuations. Loan growth in 2015 was largely funded with deposits. On average, short-term purchased funds accounted for 11 percent of FHN’s funding (core deposits plus short-term purchased funds and term borrowings) in 2015 compared to 15 percent in 2014. Period-end short-term funds decreased $.8 billion from $2.8 billion on December 31, 2014 to $1.9 billion on December 31, 2015. The decrease in period-end balances was largely driven by a reduction of FFP which resulted from the shift in funding previously mentioned, as well as a decline in securities sold under agreements to repurchase. See Note 9 - Short Term Borrowings for additional information.

Term Borrowings

Term borrowings include senior and subordinated borrowings with original maturities greater than one year. Term borrowings were $1.3 billion on December 31, 2015 compared to $1.9 billion on December 31, 2014. The decrease in term borrowings primarily relates to $304 million of subordinated notes that matured during first quarter 2015 and $206 million of junior subordinated notes underlying $200 million of trust preferred debt that were called in third quarter 2015. In fourth quarter 2015, FHN issued $500 million of senior capital notes, the proceeds of which were used to repay $500 million of senior capital notes that matured in December 2015. Average term borrowings were $1.6 billion in 2015 and 2014, respectively. See Note 10 – Term Borrowings for additional information.

Other Liabilities

Period-end other liabilities were $.8 billion on December 31, 2015 and 2014, respectively.

CAPITAL – 2015 COMPARED TO 2014

Management’s objectives are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. Average equity decreased $10.8 million in 2015 relative to 2014 and averaged $2.6 billion in 2015 and 2014. The decrease in average equity was driven by negative changes in the funded status of the pension plans within accumulated other comprehensive income largely due to a decline in the discount rate as of the December 31, 2014 measurement date, as well as decreases in capital surplus and common stock due to share repurchases. These decreases were somewhat offset by the impact of net income recognized since December 31, 2014 on retained earnings and an increase in unrealized gains associated with the AFS securities portfolio within accumulated other comprehensive income. Period-end equity increased $58.0 million from December 31, 2014 to $2.6 billion on December 31, 2015. The increase in period-end equity was primarily due to net income in 2015 and $72.8 million of equity issued related to the TAF acquisition in October 2015, somewhat offset by common and preferred dividends paid, share repurchases, a decrease in unrealized gains within the AFS securities portfolio and an increase of net pension underfunding and the effects of a retiree medical amendment.

In January 2014, FHN’s board of directors approved a share repurchase program which enables FHN to repurchase its common stock in the open market or in privately negotiated transactions, subject to certain

FIRST HORIZON NATIONAL CORPORATION	23

conditions. In July 2015 the board increased and extended that program. The current program authorizes total purchases of up to $200 million and expires on January 31, 2017. During 2015 and 2014, FHN repurchased $28.4 million and $38.5 million, respectively, of common shares under this program.

The following tables provide a reconciliation of Shareholders’ equity from the Consolidated Statements of Condition to Common Equity Tier 1, Tier 1 and Total Regulatory Capital as well as certain selected capital ratios:

Table 10  –  Regulatory Capital and Ratios

(Dollars in thousands)	2015	2014 (a)

Shareholders’ equity	$2,344,155	$2,295,537
FHN Non-cumulative perpetual preferred	(95,624)	(95,624)

Common equity	$2,248,531	$2,199,913
Regulatory adjustments:
Goodwill and other intangibles	(165,661)	(141,831)
Net unrealized (gains)/losses on securities	(3,394)	(18,651)
Minimum pension liability	217,586	206,827
Disallowed servicing assets	-	(225)
Disallowed deferred tax assets	(18,404)	(22,862)
Other	(78)	-

Common equity tier 1 (b)	$2,278,580
FHN Non-cumulative perpetual preferred	95,624	95,624
Qualifying noncontrolling interest – FTBNA preferred stock (c)	260,794	294,816
Qualifying trust preferred (d)	-	200,000
Other deductions from tier 1 (e)	(62,857)	(108)

Tier 1 capital	$2,572,141	$2,813,503
Tier 2 capital	264,574	334,833

Total regulatory capital	$2,836,715	$3,148,336

	2015		2014
	Ratio	Amount	Ratio	Amount

Common Equity Tier 1 (a) (b)
First Horizon National Corporation	10.45%	$2,278,580	N/A	N/A
First Tennessee Bank National Association (f)	10.81	2,284,646	N/A	N/A
Tier 1 (a)
First Horizon National Corporation	11.79	2,572,141	14.46%	$2,813,503
First Tennessee Bank National Association (f)	11.95	2,525,912	16.12	3,107,407
Total (a)
First Horizon National Corporation	13.01	2,836,715	16.18	3,148,336
First Tennessee Bank National Association (f)	13.09	2,768,625	17.86	3,441,315
Tier 1 Leverage (a)
First Horizon National Corporation	9.85	2,572,141	11.43	2,813,503
First Tennessee Bank National Association (f)	10.06	2,525,912	12.72	3,107,407
Tier 1 Common (a) (g) (h)
First Horizon National Corporation	N/A	N/A	11.43	2,223,063
Other Capital Ratios
Total period-end equity to period-end assets	10.08		10.06
Adjusted tangible common equity to risk weighted assets (h)	9.30		10.26
Tangible common equity to tangible assets (h)	7.82		7.90

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)

2014 Regulatory capital balances and ratios are presented as originally reported, consistent with regulatory reporting rules which prohibit the retroactive restatement of prior years’ Reports of Condition and Income due to the adoption of new accounting standards. As a result, 2014 was not restated to reflect the adoption of ASU 2014-01 related to Low Income Housing Tax Credit Investments.

24	FIRST HORIZON NATIONAL CORPORATION

(b)	Common equity tier 1 is a measure of a company’s capital position under U.S Basel III capital rules and was first applicable to FHN in 2015.

(c)

Beginning in 2015, a portion of the FTBNA preferred stock (noncontrolling interest) is disallowed from Tier 1 capital at the consolidated level based on the relative percentage it represents of FTBNA’s excess capital as defined by the Basel III regulations. At December 31, 2015, $34.0 million of the FTBNA’s preferred stock did not qualify as Tier 1 capital for FHNC, but did qualify as Tier 2 capital.

(d)

Under Basel III, FHN’s trust preferred securities began phasing out of Tier 1 capital in 2015. In 2014, all $200 million of FHN’s trust preferred securities qualified as Tier 1 capital. In third quarter 2015 FHN redeemed its junior subordinated debt, which triggered the redemption of the trust preferred securities.

(e)

Beginning in 2015, includes additional disallowances under Basel III not present in 2014, including additional DTA disallowances as well as disallowances for investments in the capital of other financial institutions, including our TRUPS loans, which exceed 10 percent of Common equity tier 1.

(f)

December 31, 2015 ratios and amounts for FTBNA are reported excluding financial subsidiaries, while for the 2014 periods they are reported on a consolidated basis. Excluding financial subsidiaries, FTBNA’s Tier 1 and Total capital ratios were 15.77 percent and 16.59 percent, respectively, at December 31, 2014.

(g)	Tier 1 Common is a non-GAAP measure of a company’s capital position associated with U.S. capital rules applicable to FHN prior to 2015.

(h)	Refer to the Non-GAAP to GAAP Reconciliation – Table 34.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution’s capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution’s capital position into one of five categories ranging from well-capitalized to critically under-capitalized. In 2015, for an institution the size of FHN to qualify as well-capitalized, Common Equity Tier 1, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6.5 percent, 8 percent, 10 percent, and 5 percent, respectively. As of December 31, 2015, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions. The Basel III risk-based capital regulations became effective January 1, 2015 for FHN and FTBNA. Regulatory capital ratios decreased in 2015 relative to 2014 due to the implementation of the Basel III regulations, the impact of net income/(loss) less dividends and share repurchases on retained earnings and increases in risk-weighted assets from growth in earning assets. Additionally, Tier 1 and Total Capital ratios for FHN decreased relative to 2014 as a result of the redemption of the $200 million trust preferred securities. Throughout 2016, capital ratios are expected to remain significantly above well-capitalized standards.

Pursuant to board authority, FHN may repurchase shares of its common stock from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory restrictions. FHN’s board has not authorized a preferred stock purchase program. The following tables provide information related to securities repurchased by FHN during fourth quarter 2015:

Table 11  –  Issuer Purchases of Common Stock

Compensation Plan-Related Repurchase Authority:

(Volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs

2015
October 1 to October 31	3	$13.83	3	31,035
November 1 to November 30	-	N/A	-	31,035
December 1 to December 31	-	N/A	-	31,035

Total	3	$13.83	3

N/A – Not applicable
Compensation Plan Programs:

•

A consolidated compensation plan share purchase program was announced on August 6, 2004. This action consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program, inclusive of a program amendment on April 24, 2006, is 29.6 million shares calculated before adjusting for stock dividends distributed through January 1, 2011. The authorization has been reduced for that portion which relates to compensation plans for which no options remain outstanding. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. On December 31, 2015, the maximum number of shares that may be purchased under the program was 31.0 million shares. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. Management currently does not anticipate purchasing a material number of shares under this authority during 2016.

FIRST HORIZON NATIONAL CORPORATION	25

Other Repurchase Authority:

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share (a)	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value that may yet be purchased under the programs

2015
October 1 to October 31	-	N/A	-	$145,707
November 1 to November 30	425	$14.87	425	$139,390
December 1 to December 31	428	14.60	428	$133,146

Total	853	$14.73	853

N/A – not applicable

(a)	Represents total costs including commissions paid.

Other Programs:

•	On January 22, 2014, FHN announced a $100 million share purchase authority with an expiration date of January 31, 2016. On July 21, 2015, FHN announced a $100 million increase in that authority along with an extension of the expiration date to January 31, 2017. As of December 31, 2015, $66.9 million in purchases had been made under this $200 million authority at an average price per share of $13.13, $13.11 excluding commissions. Purchases may be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions.

ASSET QUALITY – TREND ANALYSIS OF 2015 COMPARED TO 2014

Loan Portfolio Composition

FHN groups its loans into portfolio segments based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may determine the ALLL at a more granular level. Commercial loans are composed of commercial, financial, and industrial (“C&I”) and commercial real estate (“CRE”). Retail loans are composed of consumer real estate; permanent mortgage; and credit card and other. FHN has a concentration of residential real estate loans (30 percent of total loans), the majority of which is in the consumer real estate portfolio (27 percent of total loans). Industry concentrations are discussed under the heading C&I below.

Acquired Loans

On October 2, 2015, FHN completed its acquisition of TAF, and its wholly-owned bank subsidiary TAB. The acquisition included $298.1 million in unpaid principal balance of loans with an estimated fair value of $281.9 million. Acquired loans were initially recorded at fair value which was estimated by discounting expected cash flows at the acquisition date. The expected cash flows include all contractually expected amounts and incorporate an estimate for future expected credit losses, pre-payment assumptions and yield requirement for a market participant, among other things. Because an expectation of credit losses is embedded in the fair value estimate, there is no carryover of allowance for loan losses. See Note 4 – Loans for additional information regarding the acquisition.

FHN now has loans designated as purchased credit-impaired (“PCI”) as a result of 2 acquisitions – the acquisition of TAF that closed in October 2015 and the acquisition of a failed bank from the FDIC in 2013. PCI loans are loans that have exhibited deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured. FHN considered several factors when determining whether a loan met the definition of a PCI loan at the time of acquisition including accrual status, loan grade, delinquency trends, pre-acquisition charge-offs, as well as both originated versus refreshed credit scores and ratios when available. On December 31, 2015, the unpaid principal balance and the carrying value of PCI loans were $48.7 million and $39.7 million, respectively. PCI loans are allowed to be aggregated and accounted for in pools under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. FHN is accounting for PCI loans acquired from TAF individually as a result of the low volume of PCI loans identified from that acquisition. However, FHN did elect to pool certain loans that were acquired from a failed bank through the FDIC. Loans accounted for in pools were aggregated with composite interest rate and cash flows expected to be collected for the pool. Aggregation into loan pools is based on common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics. Generally, FHN

26	FIRST HORIZON NATIONAL CORPORATION

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

Underwriting Policies and Guidelines

The following is a description of each portfolio as well as general underwriting guidelines for each. As economic and real estate conditions develop, enhancements to underwriting and credit policies and guidelines may be necessary or desirable. Loan policies and guidelines for all portfolios are approved by management risk committees that consist of business line managers and credit administration professionals. The committees strive to ensure that the resulting guidelines address the associated risks and establish reasonable underwriting criteria that appropriately mitigate risk. Policies and guidelines are reviewed, revised and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review. In 2015, origination and underwriting guidelines and policies were modified such that the total amount of credit FHN could make available to individual commercial borrowers was increased for existing borrowers within the strongest grade categories. Additionally, in 2014, FHN adopted credit underwriting guidelines to enable a limited amount of energy lending within the C&I portfolio and non-recourse lending with the CRE portfolio. These changes were approved by management risk committees and the Executive and Risk Committee of the Board in order to enhance and support loan growth while also minimizing incremental credit risk.

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

FHN’s commercial lending process incorporates a RM and PM for most commercial credits. The PM is responsible for assessing the credit quality of the borrower, beginning with the initial underwriting and continuing through the servicing period, while the RM is primarily responsible for communications with the customer and maintaining the relationship. Other specialists and the assigned RM/PM are organized into units called deal teams. Deal teams are constructed with specific job attributes that facilitate FHN’s ability to identify, mitigate, document, and manage ongoing risk. PMs and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers and the construction loan management unit specialize in loan documentation and the management of the construction lending process. FHN strives to identify problem assets early through comprehensive policies and guidelines, targeted portfolio reviews, and an emphasis on frequent grading. For smaller commercial credits, generally $3 million or less, FHN utilizes a centralized underwriting unit in order to originate and grade small business loans more efficiently and consistently.

FHN may utilize availability of guarantors/sponsors to support commercial lending decisions during the credit underwriting process and when determining the assignment of internal loan grades. Reliance on the guaranty as a viable secondary source of repayment is a function of an analysis proving capability to pay, factoring in, among other things, liquidity and direct/indirect cash flows. FHN also considers the volume and amount of guarantees provided for all global indebtedness and the likelihood of realization. FHN presumes a guarantor’s willingness to perform until there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guaranty. In FHN’s risk grading approach, it is deemed that financial support becomes necessary generally at a point when the loan would otherwise be graded substandard, reflecting a well-defined weakness. At that point, provided willingness and capacity to support are appropriately

FIRST HORIZON NATIONAL CORPORATION	27

demonstrated, a strong, legally enforceable guaranty can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge-off that might otherwise be deemed appropriate.

C&I

The C&I portfolio was $10.4 billion on December 31, 2015, and is comprised of loans used for general business purposes and primarily composed of relationship customers in Tennessee and other selected markets that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit.

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

The following table provides the composition of the C&I portfolio by industry as of December 31, 2015 and 2014. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (“NAICS”) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

Table 12  –  C&I Loan Portfolio by Industry

(Dollars in thousands)	December 31, 2015		December 31, 2014
	Amount	Percent	Amount	Percent

Industry:
Finance & insurance	$2,214,270	21%	$1,977,441	22%
Loans to mortgage companies	1,669,908	16	1,163,018	13
Wholesale trade	803,993	8	733,262	8
Real estate rental & leasing (a)	741,739	7	556,096	6
Healthcare	737,243	7	773,622	9
Manufacturing	663,720	6	701,538	8
Public Administration	609,930	6	560,274	6
Retail trade	489,460	5	508,418	6
Other (transportation, education, arts, entertainment, etc) (b)	2,506,127	24	2,033,617	22

Total C&I loan portfolio	$10,436,390	100%	$9,007,286	100%

(a)	Leasing, rental of real estate, equipment, and goods.

(b)	Industries in this category each comprise less than 5 percent for 2015 and 2014.

As of December 31, 2015, finance and insurance, the largest component, represents 21 percent of the C&I portfolio. The balances of loans to mortgage companies were 16 percent of the C&I portfolio and include volumes related to both home purchase and refinance activity. Loans to mortgage companies include commercial lines of

28	FIRST HORIZON NATIONAL CORPORATION

credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Generally, lending to mortgage lenders increases when there is a decline in mortgage rates and decreases when rates rise. Significant loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Of FHN’s C&I portfolio (Finance and Insurance plus Loans to Mortgage Companies), 37 percent could be affected by items that uniquely impact the financial services industry. With the exception of “Finance and Insurance” (discussed below) or Loans to Mortgage Companies (discussed above), on December 31, 2015, FHN did not have any other concentrations of C&I loans in any single industry of 10 percent or more of total loans.

Finance and Insurance

The finance and insurance component of the C&I portfolio, which includes bank-related loans and TRUPs (i.e., long term unsecured loans to bank and insurance-related businesses), has been stressed over the last few years but has seen the stronger borrowers stabilize as there have been upgrades and payoffs within the TRUPs and bank-related portfolio. Finance and Insurance also includes approximately $1.1 billion of asset-based lending to consumer financing companies which have accounted for the majority of the growth in the finance and insurance component in 2015.

TRUPs lending was originally extended as a form of “bridge” financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking (generally less than $15 billion in total assets) and insurance institutions through FHN’s fixed income business. Origination of TRUPs lending ceased in early 2008. Individual TRUPs are re-graded at least quarterly as part of FHN’s commercial loan review process. Typically, the terms of these loans include a prepayment option after a 5 year initial term (with possible triggers of early activation), have a scheduled 30 year balloon payoff, and include an option to defer interest for up to 20 consecutive quarters. As of December 31, 2015, one TRUP relationship (bank) was on interest deferral, down from two at year-end 2014.

As of December 31, 2015, the UPB of trust preferred loans totaled $333.9 million ($207.7 million of bank TRUPs and $126.3 million of insurance TRUPs) with the UPB of other bank-related loans totaling $115.5 million. Inclusive of a remaining lower of cost or market (“LOCOM”) valuation allowance on TRUPs of $25.5 million, total reserves (ALLL plus the LOCOM) for TRUPs and other bank-related loans were $26.6 million or 6 percent of outstanding UPB.

C&I Asset Quality Trends

During 2015, performance of the C&I portfolio continued to improve although at a slower pace than in 2014, with continued positive shifts in the risk rating assignments and lower loss rates. The ALLL increased $6.6 million to $73.6 million as of December 31, 2015, and the allowance as a percentage of period-end loans declined to .71 percent in 2015 from .74 percent in 2014. The level of the ALLL as of December 31, 2015 was affected by higher loan balances compared to December 31, 2014 and a continued extension of the loss emergence period in the regional banking segment combined with continued strong asset quality trends and net positive grade migration. Net charge-offs in the C&I portfolio remained at historically low levels in both 2015 and 2014, with net charge-offs decreasing to $9.1 million for 2015 from $10.8 million in 2014. Net charge-offs as a percentage of average loans decreased to .10 percent in 2015 from .13 percent in 2014. Nonperforming C&I loans decreased $6.3 million to $26.3 million as of December 31, 2015. The decrease was mainly because of the third quarter 2015 sale of a TRUP loan that was on interest deferral. Nonperforming loans as a percentage of period-end loans decreased to .25 percent in 2015 from .36 percent in 2014. Accruing loans thirty or more days past due as a percentage of period-end loans increased to .08 percent in 2015 from .05 percent in 2014.

FIRST HORIZON NATIONAL CORPORATION	29

The following table shows C&I asset quality trends by segment:

Table 13  –  C&I Asset Quality Trends by Segment

(Dollars in thousands)	December 31
2015	2014	2013	2012	2011

Regional Bank

Period-end loans	$10,014,752	$8,553,080	$7,431,430	$8,262,351	$7,465,479
Nonperforming loans	22,793	20,627	43,691	70,083	88,054

Allowance for loan losses as of January 1	$61,998	$72,310	$78,181	$101,373	$188,761
Charge-offs	(17,994)	(14,832)	(22,274)	(29,898)	(68,575)
Recoveries	11,969	9,003	10,167	10,622	16,180
Provision/(provision credit) for loan losses	16,240	(4,483)	6,236	(3,916)	(34,993)
Allowance for loan losses as of December 31	$72,213	$61,998	$72,310	$78,181	$101,373

Accruing restructured loans	$4,358	$19,214	$8,515	$12,254	$23,812
Nonaccruing restructured loans	14,284	9,632	27,345	32,664	24,055

Total troubled debt restructurings	$18,642	$28,846	$35,860	$44,918	$47,867

30+ Delinq. % (a)	0.08%	0.05%	0.14%	0.23%	0.16%
NPL %	0.23%	0.24%	0.59%	0.85%	1.18%
Charge-offs %	0.07%	0.08%	0.17%	0.27%	0.78%
Allowance / loans %	0.72%	0.72%	0.97%	0.95%	1.36%
Allowance / charge-offs	11.99	x	10.63	x	5.72	x	3.86	x	1.98	x

Non-Strategic

Period-end loans	$421,638	$454,206	$492,146	$534,605	$549,448
Nonperforming loans	3,520	11,983	36,068	52,517	74,175

Allowance for loan losses as of January 1	$5,013	$14,136	$18,010	$29,040	$50,708
Charge-offs	(4,412)	(5,660)	(662)	(989)	(8,153)
Recoveries	1,370	663	2,320	529	382
Provision/(provision credit) for loan losses	(547)	(4,126)	(5,532)	(10,570)	(13,897)
Allowance for loan losses as of December 31	$1,424	$5,013	$14,136	$18,010	$29,040

Accruing restructured loans	$-	$-	$-	$-	$-
Nonaccruing restructured loans	-	-	-	122	865

Total troubled debt restructurings	$-	$-	$-	$122	$865

30+ Delinq. % (a)	0.02%	0.05%	0.06%	-%	-%
NPL %	0.83%	2.64%	7.33%	9.82%	13.50%
Charge-offs %	0.69%	1.07%	NM	NM	1.57%
Allowance / loans %	0.34%	1.10%	2.87%	3.37%	5.29%
Allowance / charge-offs	0.47	x	1.00	x	NM	NM	3.19	x

Consolidated

Period-end loans	$10,436,390	$9,007,286	$7,923,576	$8,796,956	$8,014,927
Nonperforming loans	26,313	32,610	79,759	122,600	162,229

Allowance for loan losses as of January 1	$67,011	$86,446	$96,191	$130,413	$239,469
Charge-offs	(22,406)	(20,492)	(22,936)	(30,887)	(76,728)
Recoveries	13,339	9,666	12,487	11,151	16,562
Provision/(provision credit) for loan losses	15,693	(8,609)	704	(14,486)	(48,890)
Allowance for loan losses as of December 31	$73,637	$67,011	$86,446	$96,191	$130,413

Accruing restructured loans	$4,358	$19,214	$8,515	$12,254	$23,812
Nonaccruing restructured loans	14,284	9,632	27,345	32,786	24,920

Total troubled debt restructurings	$18,642	$28,846	$35,860	$45,040	$48,732

30+ Delinq. % (a)	0.08%	0.05%	0.13%	0.22%	0.15%
NPL %	0.25%	0.36%	1.01%	1.39%	2.02%
Charge-offs %	0.10%	0.13%	0.13%	0.25%	0.84%
Allowance / loans %	0.71%	0.74%	1.09%	1.09%	1.63%
Allowance / charge-offs	8.12	x	6.19	x	8.27	x	4.87	x	2.17	x

NM - Not meaningful.
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

30	FIRST HORIZON NATIONAL CORPORATION

Commercial Real Estate

The CRE portfolio was $1.7 billion on December 31, 2015. The CRE portfolio includes both financings for commercial construction and nonconstruction loans inclusive of a limited amount of non-recourse lending. This portfolio is segregated between the income producing CRE class which contains loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate, and the residential CRE class. Subcategories of income CRE consist of multi-family (25 percent), retail (25 percent), hospitality (14 percent), office (14 percent), industrial (14 percent), other (5 percent), and land/land development (3 percent). Nearly all of the income CRE class was originated through and continues to be managed by the regional bank.

The residential CRE class includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes. Until the recent acquisition of TAB, the active residential CRE lending within the regional banking footprint was minimal with nearly all new originations limited to tactical advances to facilitate workout strategies with existing clients and selected new transactions with “strategic” clients. FHN considers a “strategic” residential CRE borrower as a homebuilder within the regional banking footprint who remained profitable during the down cycle. With this acquisition, the Residential CRE portfolio has increased to $127 million in commitments. FHN’s strategy with the recently added segment of the portfolio is to continue to serve existing customers, but not grow overall exposure materially.

Income CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed at least annually and revised as necessary based on market conditions. Loans are underwritten based upon project type, size, location, sponsorship, and other market-specific data. Generally, minimum requirements for equity, debt service coverage ratios (“DSCRs”), and level of pre-leasing activity are established based on perceived risk in each subcategory. Loan-to-value (value is defined as the lower of cost or market) limits are set below regulatory prescribed ceilings and generally range between 50 and 80 percent depending on underlying product set. Term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quality and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. Typically, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars. Income properties are required to achieve a DSCR greater than or equal to 120 percent at inception or stabilization of the project based on loan amortization and a minimum underwriting (interest) rate. Some product types require a higher level of equity, as well as a higher DSCR ranging from 125 percent to 150 percent of the debt service requirement. Variability depends on borrower versus non-borrower tenancy, lease structure, property type, and quality. A proprietary minimum underwriting interest rate is used to calculate compliance with underwriting standards. Generally, specific levels of pre-leasing must be met for construction loans on income properties. A global cash flow analysis is performed at the borrower and guarantor level. The majority of the portfolio is on a floating rate basis tied to appropriate spreads over LIBOR.

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

CRE Asset Quality Trends

Total CRE loans increased $397.2 million or 31 percent in 2015 from the end of 2014. Overall, the portfolio remained stable although the ALLL increased $6.6 million to $25.2 million. All of the increase was within the regional bank. The increase in the ALLL was primarily the result of loan growth as well as the continued extension of the loss emergence period. Delinquencies as a percentage of period-end loans increased 13 basis points to .27 percent at December 31, 2015 from .14 percent at December 31, 2014. Nonperforming loans within the CRE portfolio improved to .52 percent in 2015 from 1.20 percent in 2014. In 2015, net charge-offs were $1.7 million compared to a net recovery of $.4 million in 2014.

FIRST HORIZON NATIONAL CORPORATION	31

The following table shows CRE asset quality trends by segment:

Table 14  –  Commercial Real Estate Asset Quality Trends by Segment

(Dollars in thousands)	December 31
2015	2014	2013	2012	2011

Regional Bank

Period-end loans	$1,674,871	$1,273,220	$1,124,131	$1,148,153	$1,301,320
Nonperforming loans	8,684	14,571	15,146	39,746	98,841

Allowance for loan losses as of January 1	$18,158	$9,873	$18,385	$48,990	$130,663
Charge-offs	(3,441)	(3,331)	(3,021)	(16,375)	(26,169)
Recoveries	1,450	3,764	2,798	1,800	5,492
Provision/(provision credit) for loan losses	8,992	7,852	(8,289)	(16,030)	(60,996)
Allowance for loan losses as of December 31	$25,159	$18,158	$9,873	$18,385	$48,990

Accruing restructured loans	$5,039	$4,588	$11,977	$11,477	$15,103
Nonaccruing restructured loans	3,969	6,947	7,861	13,236	16,470

Total troubled debt restructurings	$9,008	$11,535	$19,838	$24,713	$31,573

30+ Delinq. % (a)	0.27%	0.14%	0.91%	0.40%	0.43%
NPL %	0.52%	1.14%	1.35%	3.46%	7.60%
Charge-offs %	0.14%	NM	NM	1.08%	1.58%
Allowance / loans %	1.50%	1.43%	0.88%	1.60%	3.76%
Allowance / charge-offs	12.63	x	NM	NM	1.35	x	2.23	x

Non-Strategic

Period-end loans	$64	$4,497	$9,148	$20,082	$77,090
Nonperforming loans	-	785	2,955	5,824	16,124

Allowance for loan losses as of January 1	$416	$730	$1,612	$6,596	$24,422
Charge-offs	(109)	(410)	(481)	(3,602)	(14,978)
Recoveries	426	386	1,477	2,675	5,555
Provision/(provision credit) for loan losses	(733)	(290)	(1,878)	(4,057)	(8,403)
Allowance for loan losses as of December 31	$-	$416	$730	$1,612	$6,596

Accruing restructured loans	$-	$3,095	$3,274	$3,921	$4,939
Nonaccruing restructured loans	-	568	906	2,606	4,669

Total troubled debt restructurings	$-	$3,663	$4,180	$6,527	$9,608

30+ Delinq. % (a)	-%	-%	-%	-%	6.30%
NPL %	-%	17.47%	32.30%	29.00%	20.92%
Charge-offs %	NM	0.41%	NM	4.10%	5.44%
Allowance / loans %	-%	9.25%	7.98%	8.03%	8.56%
Allowance / charge-offs	NM	16.43	x	NM	0.84	x	0.81	x

Consolidated

Period-end loans	$1,674,935	$1,277,717	$1,133,279	$1,168,235	$1,378,410
Nonperforming loans	8,684	15,356	18,101	45,570	114,965

Allowance for loan losses as of January 1	$18,574	$10,603	$19,997	$55,586	$155,085
Charge-offs	(3,550)	(3,741)	(3,502)	(19,977)	(41,147)
Recoveries	1,876	4,150	4,275	4,475	11,047
Provision/(provision credit) for loan losses	8,259	7,562	(10,167)	(20,087)	(69,399)
Allowance for loan losses as of December 31	$25,159	$18,574	$10,603	$19,997	$55,586

Accruing restructured loans	$5,039	$7,683	$15,251	$15,398	$20,042
Nonaccruing restructured loans	3,969	7,515	8,767	15,842	21,139

Total troubled debt restructurings	$9,008	$15,198	$24,018	$31,240	$41,181

30+ Delinq. % (a)	0.27%	0.14%	0.90%	0.39%	0.76%
NPL %	0.52%	1.20%	1.60%	3.90%	8.34%
Charge-offs %	0.12%	NM	NM	1.19%	1.96%
Allowance / loans %	1.50%	1.45%	0.94%	1.71%	4.03%
Allowance / charge-offs	15.03	x	NM	NM	1.29	x	1.85	x

NM - Not meaningful.

Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

32	FIRST HORIZON NATIONAL CORPORATION

RETAIL LOAN PORTFOLIOS

Consumer Real Estate

The consumer real estate portfolio was $4.8 billion on December 31, 2015, and is primarily composed of home equity lines. The largest geographical concentrations of balances as of December 31, 2015, are in Tennessee (64 percent) and California (7 percent) with no other state representing greater than 3 percent of the portfolio. At December 31, 2015, approximately 62 percent of the consumer real estate portfolio was in a first lien position. At origination, the weighted average FICO score of this portfolio was 747 and refreshed FICO scores averaged 743 as of December 31, 2015. Generally, performance of this portfolio is affected by life events that affect borrowers’ finances, the level of unemployment and home prices.

HELOCs comprise $2.1 billion of the consumer real estate portfolio. FHN’s HELOCs typically have a 5 to10 year draw period followed by a 10 to 20 year repayment period, respectively. During the draw period, a borrower is able to draw on the line and is only required to make interest payments. The line is automatically frozen if a borrower becomes 45 days or more past due on payments. Once the draw period has concluded, the line is closed and the borrower is required to make both principal and interest payments monthly until the loan matures. The principal payment is fully amortizing, but payment amounts will adjust when variable rates reset to reflect changes in the prime rate.

As of December 31, 2015, approximately 66 percent of FHN’s HELOCs are in the draw period. Based on when draw periods are scheduled to end, it is expected that $.8 billion, or 60 percent of HELOCs currently in the draw period will have entered the repayment period during the next 60 months. Delinquencies and charge-off rates for HELOCs that have entered the repayment period are initially higher than HELOCs still in the draw period because of the increased minimum payment requirement; however, after some seasoning, performance of these loans begins to stabilize. The home equity lines of the consumer real estate portfolio are being monitored closely for those nearing the end of the draw period and borrowers are being contacted proactively early in the process.

The following table shows the HELOCs currently in the draw period and expected timing of conversion to the repayment period.

Table 15  –  HELOC Draw To Repayment Schedule

(Dollars in thousands)	December 31, 2015		December 31, 2014
	Repayment Amount	Percent	Repayment Amount	Percent

Months remaining in draw period:
0-12	$230,662	17%	$386,598	21%
13-24	262,788	19	275,842	15
25-36	159,599	12	310,206	17
37-48	88,629	6	179,020	10
49-60	85,624	6	100,428	6
>60	549,700	40	574,665	31

Total	$1,377,002	100%	$1,826,759	100%

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

FIRST HORIZON NATIONAL CORPORATION	33

product. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit Risk Management.

HELOC interest rates are variable and adjust with movements in the index rate to which the line is tied. Such loans can have elevated risks of default, particularly in a rising interest rate environment, potentially stressing borrower capacity to repay the loan at the higher interest rate. FHN’s current underwriting practice requires HELOC borrowers to qualify based on a fully indexed, fully amortized payment methodology. If the first mortgage loan is a non-traditional mortgage, the DTI calculation is based on a fully amortizing first mortgage payment. FHN’s underwriting guidelines require borrowers to qualify at an interest rate that is 200 basis points above the note rate. This mitigates risk to FHN in the event of a sharp rise in interest rates over a relatively short time horizon.

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

Consumer Real Estate Asset Quality Trends

Overall, performance of the consumer real estate portfolio improved in 2015 when compared with 2014. The ALLL decreased $32.4 million from the end of 2014 to $80.6 million in 2015. $29.3 million of the decrease was within the non-strategic segment consistent with a 26 percent decline in loan balances from a year ago. The allowance as a percentage of loans was 1.69 percent as of December 31, 2015 compared to 2.24 percent as of December 31, 2014. The balance of nonperforming loans declined to $111.1 million as of December 31, 2015 from $120.6 million as of December 31, 2014. Loans delinquent 30 or more days and still accruing declined to 1.00 percent of the consumer real estate portfolio in 2015 from 1.10 percent in 2014 primarily due to runoff of loans within the non-strategic segment. The net charge-offs ratio decreased 31 basis points to .13 percent of average loans in 2015. The decline in net charge- offs was related to improved borrower performance as well as stronger underlying collateral values and enhanced recovery efforts.

34	FIRST HORIZON NATIONAL CORPORATION

The following table shows consumer real estate asset quality trends by segment:

Table 16  –  Consumer Real Estate Asset Quality Trends by Segment

(Dollars in thousands)	December 31
2015	2014	2013	2012	2011

Regional Bank

Period-end loans	$3,515,459	$3,384,746	$3,278,365	$3,121,477	$2,756,312
Nonperforming loans	23,935	28,953	27,939	20,991	12,052

Allowance for loan losses as of January 1	$32,180	$31,474	$25,291	$31,047	$22,270
Charge-offs	(8,414)	(10,780)	(10,261)	(21,419)	(21,086)
Recoveries	4,660	3,551	5,057	4,740	2,811
Provision/(provision credit) for loan losses	682	7,935	11,387	10,923	27,052
Allowance for loan losses as of December 31	$29,108	$32,180	$31,474	$25,291	$31,047

Accruing restructured loans	$36,912	$40,841	$41,304	$40,425	$30,436
Nonaccruing restructured loans	13,723	14,229	14,636	15,102	6,556

Total troubled debt restructurings	$50,635	$55,070	$55,940	$55,527	$36,992

30+ Delinq. % (a)	0.52%	0.57%	0.65%	0.65%	1.00%
NPL %	0.68%	0.86%	0.85%	0.67%	0.44%
Charge-offs %	0.11%	0.22%	0.16%	0.56%	0.69%
Allowance / loans %	0.83%	0.95%	0.96%	0.81%	1.13%
Allowance / charge-offs	7.76	x	4.45	x	6.05	x	1.52	x	1.70	x

Non-Strategic

Period-end loans	$1,251,059	$1,663,325	$2,055,006	$2,567,226	$3,135,234
Nonperforming loans	87,157	91,679	89,659	43,454	26,724

Allowance for loan losses as of January 1	$80,831	$95,311	$103,658	$134,030	$170,080
Charge-offs	(21,654)	(34,611)	(63,381)	(126,499)	(143,836)
Recoveries	19,235	19,273	16,303	13,030	13,208
Provision/(provision credit) for loan losses	(26,906)	858	38,731	83,097	94,578
Allowance for loan losses as of December 31	$51,506	$80,831	$95,311	$103,658	$134,030

Accruing restructured loans	$67,942	$71,389	$83,459	$77,488	$65,250
Nonaccruing restructured loans	47,107	46,766	31,023	26,985	9,988

Total troubled debt restructurings	$115,049	$118,155	$114,482	$104,473	$75,238

30+ Delinq. % (a)	2.34%	2.17%	1.89%	2.23%	2.58%
NPL %	6.97%	5.51%	4.36%	1.69%	0.85%
Charge-offs %	0.17%	0.82%	2.04%	3.96%	3.82%
Allowance / loans %	4.12%	4.86%	4.64%	4.04%	4.27%
Allowance / charge-offs	21.29	x	5.27	x	2.02	x	0.91	x	1.03	x

Consolidated

Period-end loans	$4,766,518	$5,048,071	$5,333,371	$5,688,703	$5,891,546
Nonperforming loans	111,092	120,632	117,598	64,445	38,776

Allowance for loan losses as of January 1	$113,011	$126,785	$128,949	$165,077	$192,350
Charge-offs	(30,068)	(45,391)	(73,642)	(147,918)	(164,922)
Recoveries	23,895	22,824	21,360	17,770	16,019
Provision/(provision credit) for loan losses	(26,224)	8,793	50,118	94,020	121,630
Allowance for loan losses as of December 31	$80,614	$113,011	$126,785	$128,949	$165,077

Accruing restructured loans	$104,854	$112,230	$124,763	$117,913	$95,686
Nonaccruing restructured loans	60,830	60,995	45,659	42,087	16,544

Total troubled debt restructurings	$165,684	$173,225	$170,422	$160,000	$112,230

30+ Delinq. % (a)	1.00%	1.10%	1.13%	1.36%	1.84%
NPL %	2.33%	2.39%	2.20%	1.13%	0.66%
Charge-offs %	0.13%	0.43%	0.95%	2.23%	2.46%
Allowance / loans %	1.69%	2.24%	2.38%	2.27%	2.80%
Allowance / charge-offs	13.06	x	5.01	x	2.42	x	0.99	x	1.11	x

NM - Not meaningful.

Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

FIRST HORIZON NATIONAL CORPORATION	35

Permanent Mortgage

The permanent mortgage portfolio was $.5 billion on December 31, 2015. This portfolio is primarily composed of jumbo mortgages and one-time-close (“OTC”) completed construction loans that were originated through legacy businesses. The corporate segment includes loans that were previously included in off- balance sheet proprietary securitization trusts. These loans were brought back into the loan portfolios at fair value through the execution of cleanup calls due to the relatively small balances left in the securitization. Approximately 24 percent of loan balances are in California, but the remainder of the portfolio is somewhat geographically diverse. Natural run-off contributed to a majority of the net $84.8 million decrease in portfolio balances from 2015.

The ALLL decreased slightly to $18.9 million as of December 31, 2015. TDR reserves comprise a significant majority of the ALLL for the permanent mortgage portfolio. NPLs decreased by $2.4 million to $31.7 million in 2015 from $34.1 million in 2014, although NPLs as a percentage of loans increased to 6.97 percent from 6.32 percent because of the decline in total permanent mortgage balances. Net charge-offs decreased by $2.1 million to $1.5 million during 2015. The following table shows permanent mortgage asset quality trends by segment.

36	FIRST HORIZON NATIONAL CORPORATION

Table 17  –  Permanent Mortgage Asset Quality Trends by Segment

(Dollars in thousands)	December 31
2015	2014	2013	2012	2011

Regional Bank

Period-end loans	$21,162	$10,852	$12,623	$16,125	$18,535
Nonperforming loans	443	503	535	1,000	51

Allowance for loan losses as of January 1	$167	$245	$117	$166	$406
Charge-offs	(14)	(19)	-	-	(12)
Recoveries	-	-	-	-	-
Provision/(provision credit) for loan losses	(13)	(59)	128	(49)	(228)
Allowance for loan losses as of December 31	$140	$167	$245	$117	$166

Accruing restructured loans	$720	$1,254	$597	$-	$-
Nonaccruing restructured loans	364	-	466	916	-

Total troubled debt restructurings	$1,084	$1,254	$1,063	$916	$-

30+ Delinq. % (a)	2.08%	5.75%	7.77%	3.03%	2.72%
NPL %	2.09%	4.64%	4.23%	6.20%	0.27%
Charge-offs %	0.14%	0.16%	-%	-%	0.06%
Allowance / loans %	0.66%	1.54%	1.94%	0.73%	0.90%
Allowance / charge-offs	9.96	x	8.88	x	NM	NM	13.72	x

Corporate

Period-end loans	$97,450	$135,538	$174,621	$180,034	$140,914
Nonperforming loans	1,677	3,045	4,598	1,915	207

Allowance for loan losses as of December 31 (b)	N/A	N/A	N/A	N/A	N/A

Accruing restructured loans	$3,992	$5,494	$2,691	$-	$-
Nonaccruing restructured loans	-	-	204	2,177	-

Total troubled debt restructurings	$3,992	$5,494	$2,895	$2,177	$-

30+ Delinq. % (a)	2.92%	2.32%	2.34%	1.83%	0.67%
NPL %	1.72%	2.25%	2.63%	1.06%	0.15%
Allowance / loans % (b)	N/A	N/A	N/A	N/A	N/A

Non-Strategic

Period-end loans	$335,511	$392,571	$474,998	$569,424	$668,744
Nonperforming loans	29,532	30,530	33,038	29,806	35,731

Allowance for loan losses as of January 1	$18,955	$22,246	$24,811	$26,028	$64,603
Charge-offs	(3,127)	(5,872)	(9,934)	(13,604)	(75,206)
Recoveries	1,687	2,314	2,473	3,024	5,375
Provision/(provision credit) for loan losses	1,292	267	4,896	9,363	31,256
Allowance for loan losses as of December 31	$18,807	$18,955	$22,246	$24,811	$26,028

Accruing restructured loans	$78,719	$84,701	$94,532	$97,501	$68,177
Nonaccruing restructured loans	18,666	22,010	22,968	20,330	12,783

Total troubled debt restructurings	$97,385	$106,711	$117,500	$117,831	$80,960

30+ Delinq. % (a)	1.88%	1.40%	2.59%	2.40%	3.94%
NPL %	8.80%	7.78%	6.96%	5.23%	5.34%
Charge-offs %	0.40%	0.83%	1.42%	1.71%	8.36%
Allowance / loans %	5.61%	4.83%	4.68%	4.36%	3.89%
Allowance / charge-offs	13.07	x	5.32	x	2.98	x	2.34	x	0.37	x

Consolidated

Period-end loans	$454,123	$538,961	$662,242	$765,583	$828,193
Nonperforming loans	31,652	34,078	38,171	32,721	35,989

Allowance for loan losses as of January 1	$19,122	$22,491	$24,928	$26,194	$65,009
Charge-offs	(3,141)	(5,891)	(9,934)	(13,604)	(75,218)
Recoveries	1,687	2,314	2,473	3,024	5,375
Provision/(provision credit) for loan losses	1,279	208	5,024	9,314	31,028
Allowance for loan losses as of December 31	$18,947	$19,122	$22,491	$24,928	$26,194

Accruing restructured loans	$83,431	$91,449	$97,820	$97,501	$68,177
Nonaccruing restructured loans	19,030	22,010	23,638	23,423	12,783

Total troubled debt restructurings	$102,461	$113,459	$121,458	$120,924	$80,960

30+ Delinq. % (a)	2.11%	1.72%	2.62%	2.28%	3.36%
NPL %	6.97%	6.32%	5.76%	4.27%	4.35%
Charge-offs %	0.30%	0.60%	1.00%	1.33%	6.89%
Allowance / loans %	4.17%	3.55%	3.40%	3.26%	3.16%
Allowance / charge-offs	13.04	x	5.34	x	3.01	x	2.36	x	0.38	x

NM - Not meaningful.

Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

(b)	An allowance has not been established for these loans as the valuation adjustment taken upon exercise of clean-up calls included expected losses.

FIRST HORIZON NATIONAL CORPORATION	37

Credit Card and Other

The credit card and other portfolios were $.4 billion on December 31, 2015, and primarily include credit card receivables, other consumer-related credits, and automobile loans. The allowance decreased to $11.9 million as of December 31, 2015 from $14.7 million in 2014. In 2015, FHN experienced net charge- offs of $12.8 million of credit card and other consumer loans compared with $11.8 million during 2014. Loans 30 days or more delinquent decreased from 1.42 percent in 2014 to 1.08 percent in 2015.

38	FIRST HORIZON NATIONAL CORPORATION

The following table shows credit card and other asset quality trends by segment:

Table 18  –  Credit Card and Other Asset Quality Trends by Segment

	December 31
(Dollars in thousands)	2015		2014		2013		2012		2011

Regional Bank

Period-end loans	$344,405		$345,859		$320,607		$270,874		$262,328
Nonperforming loans	620		-		12		14		5

Allowance for loan losses as of January 1	$14,310		$7,125		$6,235		$6,215		$7,472
Charge-offs	(15,542)		(13,781)		(10,533)		(10,868)		(12,185)
Recoveries	3,555		3,026		2,421		2,713		3,255
Provision/(provision credit) for loan losses	8,643		17,940		9,002		8,175		7,673
Allowance for loan losses as of December 31	$10,966		$14,310		$7,125		$6,235		$6,215

Accruing restructured loans	$314		$406		$370		$574		$797
Nonaccruing restructured loans	-		-		-		-		-

Total troubled debt restructurings	$314		$406		$370		$574		$797

30+ Delinq. % (a)	1.07%		1.38%		1.30%		1.36%		1.20%
NPL %	0.18%		-%		-%		0.01%		-%
Charge-offs %	3.51%		3.22%		2.73%		3.13%		3.37%
Allowance / loans %	3.18%		4.14%		2.22%		2.30%		2.37%
Allowance / charge-offs	0.91	x	1.33	x	0.88	x	0.76	x	0.70	x

Non-Strategic

Period-end loans	$10,131		$12,272		$15,999		$18,231		$21,723
Nonperforming loans	737		763		1,385		1,684		2,136

Allowance for loan losses as of January 1	$420		$359		$663		$866		$5,414
Charge-offs	(1,149)		(1,150)		(871)		(1,756)		(7,068)
Recoveries	298		105		248		489		562
Provision/(provision credit) for loan losses	1,350		1,106		319		1,064		1,958
Allowance for loan losses as of December 31	$919		$420		$359		$663		$866

Accruing restructured loans	$63		$127		$175		$244		$320
Nonaccruing restructured loans	-		-		-		-		-

Total troubled debt restructurings	$63		$127		$175		$244		$320

30+ Delinq. % (a)	1.47%		2.48%		2.33%		2.82%		2.85%
NPL %	7.28%		6.22%		8.66%		9.23%		9.83%
Charge-offs %	7.75%		7.37%		3.68%		6.42%		21.47%
Allowance / loans %	9.07%		3.43%		2.25%		3.64%		3.98%
Allowance / charge-offs	1.08	x	0.40	x	0.58	x	0.52	x	0.13	x

Consolidated

Period-end loans	$354,536		$358,131		$336,606		$289,105		$284,051
Nonperforming loans	1,357		763		1,397		1,698		2,141

Allowance for loan losses as of January 1	$14,730		$7,484		$6,898		$7,081		$12,886
Charge-offs	(16,691)		(14,931)		(11,404)		(12,624)		(19,253)
Recoveries	3,853		3,131		2,669		3,202		3,817
Provision/(provision credit) for loan losses	9,993		19,046		9,321		9,239		9,631
Allowance for loan losses as of December 31	$11,885		$14,730		$7,484		$6,898		$7,081

Accruing restructured loans	$377		$533		$545		$818		$1,117
Nonaccruing restructured loans	-		-		-		-		-

Total troubled debt restructurings	$377		$533		$545		$818		$1,117

30+ Delinq. % (a)	1.08%		1.42%		1.35%		1.45%		1.33%
NPL %	0.38%		0.21%		0.42%		0.59%		0.75%
Charge-offs %	3.64%		3.39%		2.78%		3.36%		5.23%
Allowance / loans %	3.35%		4.11%		2.22%		2.39%		2.49%
Allowance / charge-offs	0.93	x	1.25	x	0.86	x	0.73	x	0.46	x

NM - Not meaningful.

Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

FIRST HORIZON NATIONAL CORPORATION	39

Allowance for Loan Losses

Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The total allowance for loan losses decreased 10 percent to $210.2 million on December 31, 2015, from $232.4 million on December 31, 2014. The allowance attributable to individually impaired loans was $51.0 million and $63.6 million on December 31, 2015 and 2014, respectively. FHN also had $1.7 million of reserves associated with PCI loans as of December 31, 2015 compared to $3.2 million as of December 31, 2014. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to 1.19 percent on December 31, 2015, from 1.43 percent on December 31, 2014. Overall, consolidated asset quality trends remained favorable in 2015 despite some volatility in the economy. The decline in the ALLL from a year ago was largely driven by aggregate improvement and runoff within the non-strategic consumer loan portfolios as well as charge-offs that continue to remain at historical lows and drive lower loss rates. Some of the decline in the ALLL was offset by the impact of loan growth and the continued extension of the loss emergence period for commercial loans within the regional bank.

The provision for loan losses is the charge to earnings necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. The provision for loan losses decreased 67 percent to $9.0 million in 2015 from $27.0 million in 2014.

Consolidated Net Charge-offs

Overall, net charge offs continue to be at historical lows. Consolidated net charge-offs in the retail portfolios declined $17.5 million in 2015 to $20.5 million. Net charge-offs of consumer real estate loans declined $16.4 million to $6.2 million in 2015, with a majority of the decline attributable to the non-strategic segment. The decline was due in part to improvement in the portfolio, stabilizing collateral values, enhanced recovery efforts, and runoff of balances within that portfolio. Permanent mortgage net charge-offs declined $2.1 million to $1.5 million in 2015 while credit card and other net charge-offs increased $1.0 million from a year ago. Total commercial net charge-offs were relatively flat compared to 2014 at $10.7 million.

40	FIRST HORIZON NATIONAL CORPORATION

The following table provides consolidated asset quality information for the years 2011 through 2015:

Table 19  –  Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	2015		2014		2013		2012		2011

Allowance for loan losses:
Beginning balance	$232,448		$253,809		$276,963		$384,351		$664,799
Provision for loan losses	9,000		27,000		55,000		78,000		44,000
Charge-offs:
Commercial, financial, and industrial	22,406		20,492		22,936		30,887		76,728
Commercial real estate	3,550		3,741		3,502		19,977		41,147
Consumer real estate	30,068		45,391		73,642		147,918		164,922
Permanent mortgage	3,141		5,891		9,934		13,604		75,218
Credit card and other	16,691		14,931		11,404		12,624		19,253

Total charge-offs	75,856		90,446		121,418		225,010		377,268

Recoveries:
Commercial, financial, and industrial	13,339		9,666		12,487		11,151		16,562
Commercial real estate	1,876		4,150		4,275		4,475		11,047
Consumer real estate	23,895		22,824		21,360		17,770		16,019
Permanent mortgage	1,687		2,314		2,473		3,024		5,375
Credit card and other	3,853		3,131		2,669		3,202		3,817

Total recoveries	44,650		42,085		43,264		39,622		52,820

Net charge-offs	31,206		48,361		78,154		185,388		324,448

Ending balance	$210,242		$232,448		$253,809		$276,963		$384,351

Reserve for unfunded commitments	$5,926		$4,770		$3,017		$4,145		$6,945
Total of allowance for loan losses and reserve for unfunded commitments	216,168		237,218		256,826		281,108		391,296

Loans and commitments:
Total period end loans, net of unearned	$17,686,502		$16,230,166		$15,389,074		$16,708,582		$16,397,127
Insured retail residential and construction loans (a)	1,939		5,674		18,147		40,672		99,024

Loans excluding insured loans	$17,684,563		$16,224,492		$15,370,927		$16,667,910		$16,298,103

Remaining unfunded commitments	$7,903,294		$7,231,879		$7,469,553		$7,993,218		$7,435,228

Average loans, net of unearned	$16,624,439		$15,520,972		$15,726,374		$16,205,403		$16,056,818

Reserve Rates
Total commercial loans
Allowance/loans %	0.82%		0.83%		1.07%		1.17%		1.98%
Period End Loans % of Total	68		63		59		60		57
Consumer real estate
Allowance/loans %	1.69		2.24		2.38		2.27		2.80
Period End Loans % of Total	27		31		35		34		36
Permanent mortgage
Allowance/loans %	4.17		3.55		3.40		3.26		3.16
Period End Loans % of Total	3		3		4		4		5
Credit card and other
Allowance/loans %	3.35		4.11		2.22		2.39		2.49
Period End Loans % of Total	2		2		2		2		2
Allowance and net charge-off ratios
Allowance to total loans	1.19		1.43		1.65		1.66		2.34
Allowance to total loans excluding insured loans	1.19		1.43		1.65		1.66		2.36
Net charge-offs to average loans	0.19		0.31		0.50		1.14		2.02
Allowance to net charge-offs	6.74	x	4.81	x	3.25	x	1.49	x	1.18	x

Certain previously reported amounts have been reclassified to agree with current presentation.

* Amount is less than one percent.

(a)	Whole-loans insurance has been obtained on certain retail residential and construction loans.

FIRST HORIZON NATIONAL CORPORATION	41

Nonperforming Assets

Nonperforming loans are loans placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive payments but there are atypical loan structures or other borrower-specific issues. Included in nonaccruals are loans in which FHN continues to receive payments, including residential real estate loans where the borrower has been discharged of personal obligation through bankruptcy and second liens, regardless of delinquency status, behind first liens that are 90 or more days past due or are TDRs or are bankruptcies. These, along with foreclosed real estate, excluding foreclosed real estate from government insured mortgages, represent nonperforming assets (“NPAs”).

Total nonperforming assets (including NPLs HFS) decreased to $211.9 million on December 31, 2015, from $241.5 million on December 31, 2014. Nonperforming assets (excluding NPLs HFS) decreased to $204.1 million on December 31, 2015, from $233.9 million on December 31, 2014. The nonperforming assets ratio (nonperforming assets excluding NPLs HFS to total period-end loans plus foreclosed real estate and other assets) decreased to 1.15 percent in 2015 from 1.44 percent in 2014. The decline in nonperforming assets was mainly driven by a decline in nonperforming loans across both commercial and consumer portfolios.

Nonperforming C&I loans decreased to $26.3 million in 2015 from $32.6 million in 2014. This decrease was largely driven by the third quarter 2015 sale of an insurance TRUP that was on interest deferral. Commercial real estate NPLs decreased $6.7 million to $8.7 million in 2015 and was primarily within the regional bank. Consumer nonperforming loans decreased to $144.1 million as of December 31, 2015 from $155.5 million in 2014, mainly due to a decline in the consumer real estate portfolio.

The ratio of ALLL to NPLs in the loan portfolio increased to 1.17 times in 2015 compared to 1.14 times in 2014, driven by lower nonperforming loans on December 31, 2015 compared to the end of 2014. Certain nonperforming loans in both the commercial and consumer portfolios are deemed collateral- dependent and are charged down to an estimate of collateral value less costs to sell. Because loss content has been recognized through a partial charge-off, typically reserves are not recorded.

Table 20  –  Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures (a)

(Dollars in thousands)	December 31
	2015		2014		2013		2012		2011

Consumer:
Consumer real estate	$111,092		$120,632		$117,598		$64,445		$38,776
Permanent mortgage	31,652		34,078		38,171		32,721		35,989
Credit card & other (b)	1,357		763		1,397		1,698		2,141

Total consumer	144,101		155,473		157,166		98,864		76,906

Commercial:
Commercial, financial, and industrial	26,313		32,610		79,759		122,600		162,229
Commercial real estate	8,684		15,356		18,101		45,570		114,965

Total commercial	34,997		47,966		97,860		168,170		277,194

Total nonperforming loans (c) (d)	179,098		203,439		255,026		267,034		354,100

Nonperforming loans held-for-sale (d)	7,846		7,643		61,139		51,385		46,651
Foreclosed real estate and other assets	24,977		30,430		45,753		41,767		68,885
Foreclosed real estate from GNMA loans	8,086		9,492		25,809		18,923		16,360

Total foreclosed real estate and other assets	33,063		39,922		71,562		60,690		85,245

Total nonperforming assets (d) (e)	$211,921		$241,512		$361,918		$360,186		$469,636

Troubled debt restructurings (f):
Accruing restructured loans	$198,059		$231,109		$246,894		$243,884		$206,210
Nonaccruing restructured loans (d) (g)	98,113		100,152		105,409		114,138		72,798

Total troubled debt restructurings (f)	$296,172		$331,261		$352,303		$358,022		$279,008

Ratios:
Allowance to nonperforming loans in the loan portfolio (d)	1.17	x	1.14	x	1.00	x	1.04	x	1.09	x

(a)

Balances do not include PCI loans even though the customer may be contractually past due. PCI loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the loan.

(b)	Nonperforming loans in this category are primarily one-time-close construction loans.

(c)	Under the original terms of the loans, estimated interest income would have been approximately $9 million, $10 million, and $14 million during 2015, 2014 and 2013, respectively.

(d)	Excludes loans that are 90 or more days past due and still accruing interest.

(e)	Balances do not include PCI loans or government-insured foreclosed real estate.

(f)	Excludes TDRs that are classified as held-for-sale nearly all of which are accounted for under the fair value option.

(g)	Amounts also included in nonperforming loans above.

42	FIRST HORIZON NATIONAL CORPORATION

The following table provides nonperforming assets by business segment:

Table 21  –  Nonperforming Assets by Segment

(Dollars in thousands)	December 31
	2015	2014	2013	2012	2011

Nonperforming loans (a)
Regional bank	$58,152	$67,699	$91,922	$133,749	$199,210
Non-strategic	120,946	135,740	163,104	133,285	154,890

Consolidated	$179,098	$203,439	$255,026	$267,034	$354,100

Foreclosed real estate (b)

Regional bank	$16,298	$20,451	$28,806	$13,726	$16,563
Non-strategic	8,679	9,979	16,947	28,041	52,322

Consolidated	$24,977	$30,430	$45,753	$41,767	$68,885

Nonperforming Assets (a)

Regional bank	$74,450	$88,150	$120,727	$147,475	$215,773
Non-strategic	129,625	145,719	180,052	161,326	207,212

Consolidated	$204,075	$233,869	$300,779	$308,801	$422,985

NPL %

Regional bank	0.36%	0.48%	0.74%	1.03%	1.67%
Non-strategic	5.99%	5.37%	5.35%	3.59%	3.48%

Consolidated	1.01%	1.25%	1.66%	1.60%	2.16%

NPA % (c)
Regional bank	0.47%	0.64%	0.98%	1.13%	1.80%
Non-strategic	6.39%	5.74%	5.88%	4.32%	4.60%

Consolidated	1.15%	1.44%	1.95%	1.84%	2.57%

(a)	Excludes loans that are 90 or more days past due and still accruing interest.

(b)	Excludes foreclosed real estate related to government insured mortgages.

(c)	Ratio is non-performing assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

The following table provides nonperforming loans both before and after partial charge-offs, LOCOM adjustments, and negative fair value adjustments previously taken as of December 31, 2015 and 2014:

Table 22  –  Nonperforming Loans

(Dollars in thousands)	December 31
	2015	2014

Held-to-maturity:
Gross nonperforming loans (a)	$238,284	$274,310
Less: Partial charge-offs (b)	(51,159)	(64,503)
Less: LOCOM adjustments (c)	-	(615)
Less: Nonaccrual interest adjustments (d)	(8,027)	(5,753)

Net nonperforming loans (e)	$179,098	$203,439

Held-for-sale: (f)
Gross nonperforming loans	$14,784	$14,211
Less: Fair value mark	(6,820)	(6,529)
Less: LOCOM adjustments	(118)	(39)

Net nonperforming loans	$7,846	$7,643

Total net nonperforming loans including held-for-sale	$186,944	$211,082

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Balances as of December 31, 2015 and 2014, include $161.0 million and $184.9 million, respectively, of gross nonperforming loans within the non-strategic segment.

(b)	Balances as of December 31, 2015 and 2014, include $33.3 million and $43.7 million, respectively, of non-strategic partial charge-offs associated with nonperforming loans.

(c)	Included in the non-strategic segment.

(d)	Balances as of December 31, 2015 and 2014, include $6.8 million and $4.8 million, respectively, of nonaccrual interest adjustments within the non-strategic segment.

(e)	Balances as of December 31, 2015 and 2014, include $120.9 million and $135.7 million, respectively, of net nonperforming loans within the non-strategic segment.

(f)	As of December 31, 2015 and 2014, all held-for-sale nonperforming loans are included in the non-strategic segment.

FIRST HORIZON NATIONAL CORPORATION	43

Table 23 provides an activity rollforward of foreclosed real estate balances for December 31, 2015 and 2014. The balance of foreclosed real estate, exclusive of inventory from government insured mortgages, decreased to $25.0 million as of December 31, 2015, from $30.4 million as of December 31, 2014. Inflows of foreclosed real estate declined 40 percent from 2014 to $12.5 million at the end of 2015 as FHN has continued efforts to avoid foreclosures by restructuring loans and working with borrowers while also executing sales of existing foreclosed assets. Additionally, property values have stabilized which also affect the balance of foreclosed real estate. See the discussion of Foreclosure Practices of MD&A for information regarding the impact on FHN.

Table 23  –  Rollforward of Foreclosed Real Estate

(Dollars in thousands)	2015	2014

Beginning balance, January 1 (a)	$30,430	$45,753
Valuation adjustments	(2,868)	(3,465)
New foreclosed property	12,530	20,877
Acquired foreclosed property	923	-
Capitalized expenses	-	27
Disposals:
Single transactions	(16,038)	(31,440)
Bulk sales	-	(1,322)

Ending balance, December 31 (a)	$24,977	$30,430

(a)	Excludes foreclosed real estate related to government insured mortgages.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio that are 90 days or more past due and still accruing decreased to $23.3 million on December 31, 2015, from $25.2 million on December 31, 2014. Loans 30 to 89 days past due increased slightly to $50.9 million on December 31, 2015 compared to $50.5 million at the end of 2014. The slight increase in loans delinquent 30-89 days includes a $7.7 million decline related to the consumer real estate portfolio which was more than offset by an increase in 30- 89 delinquencies within the commercial and permanent mortgage portfolios.

Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower’s ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the OCC for loans classified as substandard accruing loans. Potential problem assets in the loan portfolio, which includes loans past due 90 days or more and still accruing, were $208.7 million on December 31, 2015, $194.1 million on September 30, 2015 and $267.8 million on December 31, 2014. The current expectation of losses from potential problem assets has been included in management’s analysis for assessing the adequacy of the allowance for loan losses.

44	FIRST HORIZON NATIONAL CORPORATION

Table 24  –  Accruing Delinquencies and Other Credit Disclosures

(Dollars in thousands)	December 31
	2015	2014	2013	2012	2011

Loans past due 90 days or more and still accruing (a) (b):
Consumer:
Consumer real estate	$16,668	$16,695	$21,484	$30,403	$37,625
Permanent mortgage	3,991	5,640	6,129	9,592	12,415
Credit card & other	1,398	2,025	1,763	1,833	1,502

Total consumer	22,057	24,360	29,376	41,828	51,542

Commercial:
Commercial, financial, and industrial	1,083	770	1,810	422	234
Commercial real estate	161	115	1,078	-	-

Total commercial	1,244	885	2,888	422	234

Total loans past due 90 days or more and still accruing (a) (b)	$23,301	$25,245	$32,264	$42,250	$51,776

Loans 30 to 89 days past due	$50,896	$50,531	$70,298	$80,893	$110,813
Loans 30 to 89 days past due – guaranteed (c)	-	175	187	47	67
Loans held-for-sale 30 to 89 days past due	7,133	6,895	14,538	15,333	7,591
Loans held-for-sale 30 to 89 days past due – guaranteed portion (c)	7,133	6,013	11,660	12,986	6,108
Loans held-for-sale 90 days past due (b)	17,230	25,455	37,599	34,002	42,308
Loans held-for-sale 90 days past due – guaranteed portion (b) (c)	17,131	24,255	35,118	31,699	36,299
Potential problem assets (d)	$208,706	$267,797	$343,359	$496,308	$729,421

(a)	Excludes loans classified as held-for-sale.

(b)	Amounts are not included in nonperforming/nonaccrual loans.

(c)	Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.

(d)	Includes past due loans.

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

FIRST HORIZON NATIONAL CORPORATION	45

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

Consumer Loan Modifications

FHN does not currently participate in any of the loan modification programs sponsored by the U.S. government but does modify consumer loans using the parameters of Home Affordable Modification Program (“HAMP”). Generally, a majority of loans modified under any such proprietary programs are classified as TDRs.

Within the HELOC and R/E installment loan classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. After 5 years, the interest rate will increase 2 percent per year until the original interest rate prior to modification is achieved. Permanent mortgage TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 2 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. After 5 years the interest rate steps up 1 percent every year thereafter until it reaches the Freddie Mac Weekly Survey Rate cap. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

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

On December 31, 2015 and 2014, FHN had $296.2 million and $331.3 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $50.1 million and $59.0 million, or 17 percent and 18 percent of TDR balances, as of December 31, 2015 and 2014, respectively. Additionally, FHN had $71.5 million and $80.1 million of loans HFS as of December 31, 2015 and 2014, respectively, that were classified as TDRs. Total held-to-maturity TDRs decreased by $35.1 million as all portfolios with TDRs declined from a year ago.

46	FIRST HORIZON NATIONAL CORPORATION

The following table provides a summary of TDRs for the periods ended December 31, 2015 and 2014:

Table 25  –  Troubled Debt Restructurings

(Dollars in thousands)	As of December 31, 2015		As of December 31, 2014
	Number	Amount	Number	Amount

Held-to-maturity:
Permanent mortgage:
Current	155	$79,501	182	$88,364
Delinquent	13	3,930	9	3,085
Non-accrual (a)	87	19,030	86	22,010

Total permanent mortgage	255	102,461	277	113,459

Consumer real estate:
Current	941	100,638	1,017	107,829
Delinquent	396	4,216	53	4,401
Non-accrual (b)	860	60,830	1,239	60,995

Total consumer real estate	2,197	165,684	2,309	173,225

Credit card and other:
Current	134	361	179	456
Delinquent	10	16	17	77
Non-accrual	-	-	-	-

Total credit card and other	144	377	196	533

Commercial loans:
Current	17	9,397	22	25,897
Delinquent	2	-	1	1,000
Non-accrual	22	18,253	31	17,147

Total commercial loans	41	27,650	54	44,044

Total held-to-maturity	2,637	296,172	2,836	331,261
Held-for-sale: (c)
Current	372	49,847	369	54,383
Delinquent	118	18,021	146	21,748
Non-accrual	29	3,664	31	3,936

Total held-for-sale	519	71,532	546	80,067

Total troubled debt restructurings	3,156	$367,704	3,382	$411,328

(a)	Balances as of December 31, 2015 and 2014 include $4.8 million and $7.3 million, respectively, of discharged bankruptcies.

(b)	Balances as of December 31, 2015 and 2014 include $15.1 million and $18.2 million, respectively, of discharged bankruptcies.

(c)	Loans HFS are reported net of negative fair value adjustments.

FIRST HORIZON NATIONAL CORPORATION	47

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

48	FIRST HORIZON NATIONAL CORPORATION

4.

Independent Assurance Functions: Internal Audit, Credit Assurance Services (“CAS”), and Model Validation provide an independent and objective assessment of the design and execution of the Company’s internal control system, including management systems, risk governance, and policies and procedures. These groups’ activities are designed to provide reasonable assurance that risks are appropriately identified and communicated; resources are safeguarded; significant financial, managerial, and operating information is complete, accurate, and reliable; and employee actions are in compliance with the Company’s policies and applicable laws and regulations. Internal Audit and Model Validation report to the Audit Committee of the Board while CAS reports to the Executive & Risk Committee of the Board.

MARKET RISK MANAGEMENT

FHN is exposed to market risk related to the trading securities inventory maintained by its Fixed Income division in connection with its fixed income distribution activities. Market risk is the risk of loss in the value of the fixed income trading securities inventory due to changes in market prices. Various types of securities inventory positions are procured for distribution to customers by the sales staff. When these securities settle on a delayed basis, they are considered forward contracts. Refer to the “Determination of Fair Value – Trading securities and trading liabilities” section of Note 24 – Fair Value of Assets & Liabilities beginning on page 164 of this report, which section is incorporated into MD&A by this reference.

FHN’s market risk appetite is approved by the Executive and Risk Committee of the Board of Directors and executed through management policies and procedures of the Asset Liability Committee, (“ALCO”) and the FTN Financial Risk Committee. These policies contain various market risk limits including, for example, overall balance sheet size limits for Fixed Income, VaR limits for the trading securities inventory, and individual position limits and sector limits for products with credit risk, among others. Risk measures are computed and reviewed on a daily basis to ensure compliance with market risk management policies.

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

A summary of FHN’s VaR and SVaR measures for 1-day and 10-day time horizons is as follows:

Table 26  –  VaR and SVaR Measures

(Dollars in thousands)	Year Ended December 31, 2015			As of December 31, 2015
	Mean	High	Low

1-day
VaR	$664	$1,174	$384	$498
SVaR	3,184	5,727	1,628	2,263
10-day
VaR	1,788	3,452	742	990
SVaR	10,122	16,677	4,094	4,645

(Dollars in thousands)	Year Ended December 31, 2014			As of December 31, 2014
	Mean	High	Low

1-day
VaR	$912	$2,072	$369	$496
SVaR	3,404	6,287	1,915	2,640
10-day
VaR	2,894	7,105	743	1,011
SVaR	11,697	21,233	5,546	6,571

FIRST HORIZON NATIONAL CORPORATION	49

FHN’s overall VaR measure includes both interest rate risk and credit spread risk. Separate measures of these component risks are as follows:

Table 27  –  Schedule of Risks Included in VaR

(Dollars in Thousands)	As of December 31, 2015		As of December 31, 2014
	1-day	10-day	1-day	10-day

Interest rate risk	$451	$553	$546	$1,652
Credit spread risk	443	841	270	717

The potential risk of loss reflected by FHN’s VaR measures assumes the trading securities inventory is static. Because FHN’s Fixed Income division procures fixed income securities for purposes of distribution to customers, its trading securities inventory turns over multiple times daily, on average. Additionally, Fixed Income traders actively manage the trading securities inventory continuously throughout each trading day. Accordingly, FHN’s trading securities inventory is highly dynamic, rather than static. As a result, it would be rare for Fixed Income to incur a negative revenue day in its fixed income activities of the level indicated by its VaR measurements.

In addition to being used in FHN’s daily market risk management process, the VaR and SVaR measures are also used by FHN in computing its regulatory market risk capital requirements in accordance with the Market Risk Capital rules. For additional information regarding FHN’s capital adequacy refer to the “Capital” section of this MD&A.

FHN also performs stress tests on its trading securities portfolio to calculate the potential loss under various assumed market scenarios. Key assumed stresses used in those tests are:

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

Model Validation

Trading risk management personnel within Fixed Income have primary responsibility for model risk management with respect to the model used by FHN to compute its VaR measures and perform stress testing on the trading inventory. Among other procedures, these personnel monitor model results and perform periodic backtesting as part of an ongoing process of validating the accuracy of the model. These model risk management activities are subject to annual review by FHN’s Model Validation Group, an independent assurance group charged with oversight responsibility for FHN’s model risk management.

50	FIRST HORIZON NATIONAL CORPORATION

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

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events including data or network security breaches of FHN or of third parties affecting FHN or its customers. This risk is inherent in all businesses. Operational risk is divided into the following risk areas, which have been established at the corporate level to address these risks across the entire organization:

•	Business Continuity Planning/Records Management

•	Compliance/Legal

•	Program Governance

•	Fiduciary

•	Security/Internal and External Fraud

•	Financial (including disclosure)

•	Information Technology (including cybersecurity)

•	Vendor

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

FIRST HORIZON NATIONAL CORPORATION	51

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

The CRMC reviews on a periodic basis various reports issued by assurance functions which give it independent assessment of adequacy of loan servicing, grading and other key functions. Additionally, CRMC is presented with and discusses various portfolios, lending activity and lending related projects. The Credit Risk Management function assesses the portfolio trends and results, as well as lending processes, and utilizes this information to inform management regarding the current state of credit quality and as a factor of the estimation process for determining the allowance for loan losses.

All of the above activities are subject to independent review by FHN’s Credit Assurance Services Group. CAS reports to the Chief Audit Executive, who is appointed by and reports to the Audit Committee of the Board. CAS is charged with providing the Board and executive management with independent, objective, and timely assessments of FHN’s portfolio quality, credit policies, and credit risk management processes.

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

Management uses interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN’s interest rate risk, liquidity, and capital guidelines. FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures exclusive of the potential impact on fee income. This risk management simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, interest impact of derivatives, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any risk management technique creating simulated outcomes for a range of given scenarios, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth or contraction, asset and liability prepayments, interest rates, and on- and off-balance sheet hedging strategies. Management believes the assumptions used and scenarios selected in its simulations are

52	FIRST HORIZON NATIONAL CORPORATION

reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation, of exposure to any given changes in interest rates.

The simulation models used to analyze net interest income create various at-risk scenarios looking at assumed increases and/or decreases in interest rates from instantaneous and staggered movements over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to simulate net interest income exposure. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of 3 percent or more from a base net interest income are presented to the Board quarterly. At December 31, 2015, the interest rate environment remained at a low level. Under these market conditions, traditional scenarios estimating the impact of declining rates are not meaningful. Accordingly, declining rate shock scenarios (including minus 25 basis points and minus 200 basis points) were not performed.

The remaining scenarios performed attempt to capture risk to net interest income from rising rates and changes in the shape of the yield curve. Based on the rate sensitivity position on December 31, 2015, net interest income exposure over the next 12 months to a rate shock of plus 25 basis points, 50 basis points, 100 basis points, and 200 basis points is estimated to be a favorable variance of 1.1 percent, 2.3 percent, 4.8 percent, and 9.5 percent, respectively of base net interest income. A flattening yield curve scenario where long-term rates decrease and short-term rates are static, results in an unfavorable variance in net interest income of 1.4 percent of base net interest income. These hypothetical scenarios are used to create one estimate of risk, and do not necessarily represent management’s current view of future interest rates or market developments.

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

Fair Value Shock Analysis

Interest rate risk and the slope of the yield curve also affect the fair value of Fixed Income trading inventory that is reflected in Fixed Income’s noninterest income.

Generally, low or declining interest rates with a positively sloped yield curve tend to increase Fixed Income’s income through higher demand for fixed income products. Additionally, the fair value of Fixed Income’s trading inventory can fluctuate as a result of differences between current interest rates and the interest rates of fixed-income securities in the trading inventory.

Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) to manage the risk of loss arising from adverse changes in the fair value of certain financial instruments generally caused by changes in interest rates including Fixed Income’s securities inventory, certain term borrowings, and certain loans. Additionally, Fixed Income or the bank may enter into derivative contracts in order to meet customers’ needs. However, such derivative contracts are typically offset with a derivative contract entered into with an upstream counterparty in order to mitigate risk associated with changes in interest rates.

The simulation models and related hedging strategies discussed above exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 22 – Derivatives for additional discussion of these instruments.

FIRST HORIZON NATIONAL CORPORATION	53

LIQUIDITY MANAGEMENT

ALCO also focuses on liquidity management: the funding of assets with liabilities of the appropriate duration, while mitigating the risk of unexpected cash needs. ALCO and the Board of Directors have adopted a Liquidity Policy to direct management of the Company’s liquidity risk. The objective of the Liquidity Policy is to ensure that FHN meets its cash and collateral obligations promptly, in a cost-effective manner and with the highest degree of reliability. The maintenance of adequate levels of asset and liability liquidity should provide FHN with the ability to meet both expected and unexpected cash flows and collateral needs. Key liquidity ratios, asset liquidity levels and the amount available from funding sources are reported to ALCO on a regular basis. FHN’s Liquidity Management Policy establishes liquidity limits that are deemed appropriate for its risk profile.

In accordance with the Liquidity Policy, ALCO manages FHN’s exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed by ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed, should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. Subject to market conditions and compliance with applicable regulatory requirements from time to time, funds are available from a number of sources including the available-for-sale securities portfolio, dealer and commercial customer repurchase agreements, access to the overnight and term Federal Funds markets, incremental borrowing capacity at the FHLB of $2.4 billion as of December 31, 2015, brokered deposits, loan sales, syndications, and access to the Federal Reserve Banks.

Core deposits are a significant source of funding and have historically been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institutions’ customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner for interest bearing and non-interest bearing accounts. The ratio of total loans, excluding loans HFS and restricted real estate loans, to core deposits was 90 percent in 2015 compared to 97 percent in 2014.

FHN also may use unsecured short-term borrowings as a source of liquidity. Currently, the largest concentration of unsecured borrowings is federal funds purchased from bank correspondent customers. These funds are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long, historical, and reciprocal nature of banking services provided by FHN to these correspondent banks. The remainder of FHN’s wholesale short-term borrowings is repurchase agreement transactions accounted for as secured borrowings with the Regional Bank’s business customers or Fixed Income’s broker dealer counterparties.

Both FHN and FTBNA may access the debt markets in order to provide funding through the issuance of senior or subordinated unsecured debt subject to market conditions and compliance with applicable regulatory requirements. In 2014, FTBNA issued $400 million of fixed rate senior notes due in December 2019. In October 2015, FHN issued $500 million of fixed rate senior notes due in December 2020. In third quarter 2015, FHN redeemed its junior subordinated debt underlying $200 million of trust preferred debt. Prior to the redemption, a portion of the trust preferred securities was eligible for inclusion in Tier 1 Capital. FHN also maintains $41.1 million of borrowings which are secured by residential real estate loans in a consolidated securitization trust.

Both FHN and FTBNA have the ability to generate liquidity by issuing preferred equity, and (for FHN) by issuing common equity, subject to market conditions and compliance with applicable regulatory requirements. In January 2013, FHN issued $100 million of Series A Non-Cumulative Perpetual Preferred Stock. As of December 31, 2015, FTBNA and subsidiaries had outstanding preferred shares of $295.4 million, which are reflected as noncontrolling interest on the Consolidated Statements of Condition.

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

54	FIRST HORIZON NATIONAL CORPORATION

reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA’s total amount available for dividends was negative $192.8 million as of December 31, 2015 compared to negative $75.7 million as of December 31, 2014. Consequently, FTBNA could not pay common dividends to its sole common stockholder, FHN, or to its preferred shareholders without prior regulatory approval. FTBNA applied for and received approval from the OCC to declare and pay common dividends to FHN in the amounts of $50 million in first quarter 2016, $325 million in 2015, and $180 million in 2014. FTBNA declared and paid preferred dividends in first quarter 2016 and each quarter of 2015 and 2014, with OCC approval as necessary.

Payment of a dividend to shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN’s current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC generally require insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. FHN paid a cash dividend of $.06 per common share on January 4, 2016, and in January 2016 the Board approved a $.07 per common share cash dividend payable on April 1, 2016, to shareholders of record on March 11, 2016. FHN paid a cash dividend of $1,550.00 per preferred share on January 11, 2016, and in January 2016 the Board approved a $1,550.00 per preferred share cash dividend payable on April 11, 2016, to shareholders of record on March 24, 2016.

CREDIT RATINGS

FHN is currently able to fund a majority of the balance sheet through core deposits, which are generally not as sensitive to FHN’s credit ratings as other types of funding. However, maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity should FHN need to access funding from other sources, including from long-term debt issuances and certain brokered deposits, at an attractive rate. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such factors as capital levels, asset quality, and reputation. The availability of core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources. FHN’s credit ratings are also referenced in various respects in agreements with certain derivative counterparties as discussed in Note 22 – Derivatives.

The following table provides FHN’s most recent credit ratings:

Table 28  –  Credit Ratings

	Standard & Poor’s (a)	Moody’s (b)	Fitch (c)

First Horizon National Corporation
Overall credit rating: Long-term/Short-term/Outlook	BB+/–/Positive	Baa3/–/Stable	BBB-/F3/Stable
Long-term senior debt	BB+	Baa3	BBB-
Subordinated debt	BB	Baa3	BB+
Preferred stock	B+	Ba2	B

First Tennessee Bank National Association
Overall credit rating: Long-term/Short-term/Outlook	BBB-/A-3/Positive	Baa3/P-2/Stable	BBB-/F3/Stable
Long-term/short-term deposits	BBB-/A-3	A3/P-2	BBB/F3
Long-term/short-term senior debt	BBB-/A-3	Baa3/P-2	BBB-/F3
Subordinated debt	BB+	Baa3	BB+
Preferred stock	BB-	Ba2	B

FT Real Estate Securities Company, Inc.
Preferred stock	BB-	Ba1

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

(a)	Last change in ratings was on September 29, 2014 and outlook raised to positive on April 14, 2015; ratings/outlook affirmed on December 30, 2015.

(b)	Last change in ratings was on May 14, 2015; ratings/outlook affirmed on December 29, 2015.

(c)	Last change in ratings was on December 13, 2012; ratings/outlook affirmed January 28, 2016.

FIRST HORIZON NATIONAL CORPORATION	55

CASH FLOWS

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years ended December 31, 2015, 2014, and 2013. The level of cash and cash equivalents decreased $40.3 million during 2015 compared to an increase of $243.5 million in 2014 and a decrease of $278.4 million in 2013. During 2015, cash used by investing activities outpaced cash provided by operating and financing activities, whereas during 2014 cash provided by financing and operating activities outpaced cash used by investing activities. In 2013 cash used in financing activities more than offset cash provided from investing and operating activities.

Net cash provided by operating activities was $367.2 million in 2015 compared to $704.7 million in 2014. Operating cash flows in 2015 were favorably driven by cash-related net income items and a $266.7 million net increase in cash related to fixed income activities, but were somewhat offset by cash outflows related to operating assets and liabilities of $119.5 million. Operating cash flows in 2014 were positively affected by cash proceeds from the sale of mortgage loans HFS, cash-related net income items, cash proceeds from MSR sales, and $171.0 million of changes in cash related to operating assets and liabilities. However, these increases were partially offset by a $167.1 million net change in cash related to fixed income activities which negatively impacted operating cash flows. Net cash provided by operating activities was $431.4 million in 2013. Operating cash flows in 2013 were positively affected by cash-related net income items and a $242.8 million net increase in cash related to fixed income activities, which more than offset a decline in cash from operating assets and liabilities of $273.7 million.

Net cash used by investing activities was $520.0 million in 2015, compared to net cash used of $1.5 billion in 2014. Cash outflows in 2015 were primarily attributed to loan growth within the regional bank and a $332.2 million net decrease in cash related to the available-for-sale securities portfolio, as purchases were greater than cash inflows from sales and maturities. These outflows were somewhat offset by a $1.0 billion decrease in interest-bearing cash. In 2014, an increase in loan balances and interest-bearing cash, as well as a $116.0 million net decrease in cash associated with the available-for-sale securities portfolio negatively affected cash provided by investing activities, but was partially offset by $413.4 million received from the branch acquisition. Net cash provided by investing activities was $763.0 million in 2013. In 2013, declining loan balances and $53.3 million in cash receipts related to the MNB acquisition favorably affected cash provided by investing activities. These cash inflows were somewhat offset by activity related to the available-for-sale securities portfolio which resulted in a $385.1 million net decrease in cash. Additionally an increase in deposits held with the Fed negatively affected cash flows from investing activities in 2013.

Net cash provided by financing activities was $112.5 million in 2015 compared to net cash provided of $1.0 billion in 2014. In 2015 cash inflows were favorably impacted by a $1.6 billion increase in deposits, largely the result of an increase in commercial customer deposits, the timing of a new correspondent banking product, which resulted in a shift in funding from short-term borrowings, and the TAF acquisition. Additionally, proceeds from the issuance of $500.0 million of senior notes in 2015 positively affected financing cash flows in 2015. These inflows were offset by cash outflows related to long-term debt, including the maturity of $500 million of senior notes and $304 million of subordinated notes, as well as the redemption of $206 million of junior subordinated debt underlying trust preferred securities. Additionally, an $816.3 million decrease in short-term borrowings, due in part to the shift in funding associated with the new product offering in correspondent banking previously mentioned, as well as dividends paid and share repurchases negatively impacted cash from financing activities in 2015. In 2014, cash was positively affected by an increase in deposits and the issuance of senior notes, but was partially offset by payments of long-term borrowings related to the collapse/resolution of two securitization trusts which negatively affected financing cash flows. Additionally cash dividends and share repurchases negatively impacted financing cash flows in 2014. Net cash used by financing activities was $1.5 billion in 2013 and was negatively affected by a decrease in short-term borrowings due to the payoff of FHLB borrowings and a decline in deposits. Long-term debt maturities and payments, as well as common shares repurchases and dividends paid also contributed to the decline in financing cash flows in 2013, but were somewhat mitigated by the cash inflow from the preferred stock issuance that provided $95.6 million in net proceeds.

56	FIRST HORIZON NATIONAL CORPORATION

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

For non-recourse loan sales, FHN has exposure for repurchase of loans, make-whole damages, or other related damages, arising from claims that FHN breached its representations and warranties made at closing to the purchasers, including GSEs, other whole loan purchasers, and the trustee of FH proprietary securitizations. Additionally, FHN has exposure to investors for damages arising from claims that offering documents were materially deficient in the case of loans transferred through FH proprietary securitizations. See “Other FHN Mortgage Exposures and Trends” within this section of MD&A for additional information.

From 2009 to 2014 FHN received a high number of claims to either repurchase loans from the purchaser or remit payment to the purchaser to “make them whole” for economic losses incurred, primarily driven by loan delinquencies. In repurchase or make-whole claims a loan purchaser typically alleges that certain loans that were sold violated representations and warranties made by FHN at closing. While FHN has received claims from private whole-loan purchasers, a significant majority of claims received overall have related to whole loan sales to GSEs. Starting in 2014 the number of such claims, though still elevated, diminished substantially primarily as a result of resolution agreements made with the GSEs (discussed below) which significantly reduced new GSE claims. FHN also has the potential for financial exposure from loans transferred through FH proprietary securitizations. See Note 17 – Contingencies and Other Disclosures for other actions taken by investors of FH proprietary securitizations.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans to the Agencies without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. GSE loans originated in 2005 through 2008 account for approximately 90 percent of all repurchase requests/make-whole claims received from the third quarter 2008 divestiture of certain mortgage banking operations through December 31, 2015.

In addition, for many years ending in 2007, FHN securitized mortgage loans without recourse in First Horizon branded proprietary transactions. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans under the First Horizon brand. Although initially servicing generally was retained at the time the loans were sold, substantially all remaining servicing for these loans was sold in first quarter 2014.

FIRST HORIZON NATIONAL CORPORATION	57

The following table summarizes the loan composition of the FH proprietary mortgage securitizations from 2005 through 2007:

Table 29  –  Composition of Off-Balance Sheet First Horizon Proprietary Mortgage Securitizations

(Dollars in thousands)	Original UPB for active FH securitizations (a)	UPB as of December 31, 2015

Loan type:
Jumbo	$9,410,499	$1,442,857
Alt-A	17,270,431	3,527,939

Total FH proprietary securitizations	$26,680,930	$4,970,796

(a)	Original principal balances obtained from trustee statements.

At December 31, 2015, the repurchase request pipeline contained no loan repurchase requests from the trustee related to FH proprietary first lien securitized mortgage loans based on claims related to breaches of representations and warranties. At December 31, 2015, FHN had not accrued a liability for exposure for repurchase of loans related to FH proprietary securitizations arising from claims from the trustee that FHN breached its representations and warranties in FH proprietary securitizations at closing. FHN believes a new federal securities law claim cannot be brought at this time due to the running of applicable limitation periods, but other claims might still be possible. Due to the sales of MSR from 2008 through 2014, FHN has limited visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity.

Active Pipeline

The amount of repurchase requests, make-whole claims, and certain other related claims is accumulated into the “active pipeline.” The active pipeline includes the amount of claims for loan repurchase, make-whole payments, loans as to which private mortgage insurance (“MI”) has been canceled, and information requests from purchasers of loans originated and sold through FHN’s legacy mortgage banking business. MI was required for certain of the loans sold to GSEs or that were securitized. MI generally was provided on first lien loans that were sold to GSEs or securitized that had a loan-to-value (“LTV”) ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices are not formal repurchase requests, FHN includes those loans in the active pipeline. Additionally, FHN is responsible for covering losses for purchasers to the extent there is a shortfall in MI insurance coverage (MI curtailment).

For purposes of quantifying the amount of loans underlying the repurchase/make-whole claim or MI cancellation notice or curtailment, FHN uses the current UPB in all cases if the amount is available. If current UPB is unavailable, the original loan amount is substituted for the current UPB. When neither is available, the claim amount is used as an estimate of current UPB. On December 31, 2015, the active pipeline was $167.3 million.

58	FIRST HORIZON NATIONAL CORPORATION

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

In 2013 and 2014, FHN entered into definitive resolution agreements (“DRAs”), discussed below in “Repurchase Accrual Methodology,” with the two GSEs. Each DRA resolved certain repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans. The balances for these DRAs are disclosed in the settlement column of Table 30 – Rollforward of the Active Pipeline and reflect the UPB of loans settled under the DRAs. Additionally, in third quarter 2014, FHN settled certain repurchase claims with a non-GSE third party who purchased certain GSE MSRs in connection with the mortgage business divestiture in 2008.

The following tables provide a rollforward of the number and unpaid principal amount of loans in the active repurchase request pipeline, including related unresolved MI cancellation notices and other requests for 2015 and 2014:

Table 30  –  Rollforward of the Active Pipeline

(Dollars in thousands)	January 1, 2015		Inflows		Resolutions		Settlement		Adjustments (c)		December 31, 2015
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Repurchase/make whole requests:
FNMA (a)	142	$27,831	102	$12,874	(129)	$(18,433)	-	$-	-	$193	115	$22,465
FHLMC (a)	19	3,310	15	3,135	(25)	(4,907)	-	-	1	161	10	1,699
GNMA	2	69	6	929	(7)	(824)	-	-	1	123	2	297
Non-Agency whole loan- related	171	25,827	23	4,102	(64)	(10,113)	-	-	1	155	131	19,971
MI Cancellations	28	6,004	79	15,196	(85)	(16,045)	-	-	1	59	23	5,214
MI Curtailments	594	101,063	187	32,193	(244)	(43,076)	-	-	(2)	(375)	535	89,805
Other requests (b)	65	10,825	269	41,868	(151)	(25,476)	-	-	7	664	190	27,881

Total	1,021	$174,929	681	$110,297	(705)	$(118,874)	-	$-	9	$980	1,006	$167,332

(Dollars in thousands)	January 1, 2014		Inflows		Resolutions		Settlement (d)		Adjustments (c)		December 31, 2014
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Repurchase/make whole requests:
FNMA (a)	301	$62,003	412	$74,946	(440)	$(82,612)	(133)	$(26,407)	2	$(99)	142	$27,831
FHLMC (a)	237	48,866	82	15,935	(203)	(38,902)	(100)	(22,765)	3	176	19	3,310
GNMA	9	953	6	715	(14)	(1,716)	-	-	1	117	2	69
Non-Agency whole loan- related	159	21,353	120	13,738	(87)	(5,836)	(19)	(3,065)	(2)	(363)	171	25,827
MI Cancellations	140	28,239	351	64,517	(463)	(76,978)	-	-	-	(9,774)	28	6,004
MI Curtailments	52	12,517	675	111,883	(149)	(25,958)	-	-	16	2,621	594	101,063
Other requests (b)	152	23,221	139	20,483	(281)	(36,620)	(8)	(1,634)	63	5,375	65	10,825

Total	1,050	$197,152	1,785	$302,217	(1,637)	$(268,622)	(260)	$(53,871)	83	$(1,947)	1,021	$174,929

(a)	Inflows represent amounts excluded from the DRAs.

(b)	Other requests typically include requests for additional information from both GSE and non-GSE purchasers.

(c)	Generally, adjustments reflect reclassifications between repurchase requests and MI cancellation notices and/or updates to UPB.

(d)	2014 includes an $11.7 million settlement payment to a third party servicer.

As of December 31, 2015, Agencies accounted for approximately 55 percent of the repurchase/make-whole requests in the active pipeline and 87 percent of the total active pipeline, inclusive of MI cancellation notices, MI curtailments, and all other claims. MI curtailment requests are intended only to cover the shortfall in MI insurance proceeds, therefore FHN’s loss from MI curtailments as a percentage of UPB in the pipeline generally is significantly lower than that of a repurchase or make-whole claim.

For loans in the active pipeline for which FHN has received notification of MI cancellation/curtailments, a majority relate to loans sold to GSEs. Consistent with originations, a majority of repurchase/make-whole claims have been from Fannie Mae and Freddie Mac and 2007 represents the vintage with the highest volume of claims. Total new

FIRST HORIZON NATIONAL CORPORATION	59

repurchase and make-whole claims from GSEs decreased 82 percent or $74.9 million to $16.0 million in 2015 from 2014. Total MI cancellation notices received decreased $49.3 million to $15.2 million in 2015.

Resolutions disclosed in Table 30 – Rollforward of the Active Pipeline include both favorable and unfavorable resolutions. The UPB of actual repurchases, make-whole requests, and settlement resolutions, which was $14.3 million and $50.1 million during 2015 and 2014, respectively, represents the UPB of loans for which FHN has incurred a loss on the actual repurchase of a loan, or where FHN has reimbursed a claimant for economic losses incurred. When loans are repurchased or make-whole payments have been made, the associated loss content on the repurchase, make-whole, or settlement resolution is reflected as a net realized loss in Table 31 – Reserves for Repurchase and Foreclosure Losses.

Rescissions or denials, which were $16.6 million and $79.0 million in 2015 and 2014, respectively, represent the amount of repurchase requests and make-whole claims that FHN was able to resolve without incurring loss. Of the loans resolved in 2015 relating to actual repurchase or make-whole claims, FHN was successful in favorably resolving approximately 54 percent of the claims compared to 61 percent in 2014. Resolutions related to other, MI cancellations, MI curtailments, and information requests, which were $84.6 million and $139.6 million during 2015 and 2014, respectively, include providing information to the claimant, issues related to MI coverage, and other items. Resolutions in this category include both favorable and unfavorable outcomes with MI companies, including situations where MI was ultimately cancelled. FHN does not realize loss (a decrease of the repurchase and foreclosure liability) for loans with MI issues unless a request for repurchase, or (more typically) for make-whole or loss reimbursement, is submitted and such request is unfavorably resolved.

Repurchase Accrual Methodology

Over the past several years FHN’s approach for determining the adequacy of the repurchase and foreclosure reserve has evolved based on information available including estimated loss content within the active pipeline, loss content associated with loans in which MI coverage was ultimately lost, as well as information received in connection with DRAs that FHN entered into with Fannie Mae and Freddie Mac in fourth quarter 2013 and first quarter 2014, respectively. Cumulative average loss severities range between 50 and 60 percent of the UPB subject to repurchase/make-whole. Repurchase rates vary based on investor, vintage, and claim type.

Repurchase Accrual Approach

Each DRA mentioned above resolved certain repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have loan repurchase or monetary compensation obligations under the DRAs related to private mortgage insurance rescissions, cancellations, and denials (with certain exceptions). FHN also has exposure related to loans where there has been a prior bulk sale of servicing, as well as certain other whole-loan sales. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for MI cancellations and denials to the extent attributable to the acts of the current servicer.

Repurchase/make-whole/damages obligations and estimates for probable incurred losses associated with loan populations not included in the DRAs, including obligations related to future MI cancellations, loans included in bulk servicing sales prior to the DRAs, and other loan sales, are included in FHN’s remaining repurchase liability as of December 31, 2015.

In determining the loss content of GSE loans subject to repurchase requests excluded from the DRA settlements mentioned above (primarily loans included in bulk sales), FHN applied a vintage level estimate of loss to all loans sold to the GSEs that were not included in the settlements and which have not had a prior repurchase resolution. First pre-payment, default, and claim rate estimates are applied by vintage to estimate the aggregate claims expected but not yet resolved. Historical loss factors for each sale vintage and repurchase rates are then applied to estimate total loss content. Loss content related to other whole loan sales is estimated by applying the historical average repurchase and loss severity rates to the current UPB in the active pipeline to calculate estimated losses attributable to the current pipeline. FHN then uses an internal model to calculate loss content on estimated future inflows by applying historical average loss repurchase and severity rates to historical average inflows. For purposes

60	FIRST HORIZON NATIONAL CORPORATION

of estimating loss content, FHN also considers MI cancellations. When assessing loss content related to loans where MI has been cancelled, FHN applies historical loss factors (including probability and loss severity ratios) to the total unresolved MI cancellations in the active pipeline, as well as applying these factors to historical average inflows to estimate loss content. Additionally, FHN identifies estimated losses related to MI curtailment requests. Management also evaluates the nature of claims from purchasers and/or servicers of loans sold to determine if qualitative adjustments are appropriate.

Repurchase and Foreclosure Liability

The repurchase and foreclosure liability is comprised of reserves to cover estimated loss content in the active pipeline, estimated future inflows, as well as estimated loss content related to certain known claims not currently included in the active pipeline. FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches described above for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision.

The following table provides a rollforward of the legacy mortgage repurchase liability during 2015 and 2014:

Table 31  –  Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	2015	2014

Legacy Mortgage
Beginning balance	$119,404	$165,091
Provision for repurchase and foreclosure losses	-	(4,300)
Net realized losses	(4,457)	(41,387)

Balance on December 31	$114,947	$119,404

The liability for legacy mortgage repurchase and foreclosure losses was $114.9 million and $119.4 million as of December 31, 2015 and 2014, respectively. In 2015, FHN had $4.5 million of net realized losses for the repurchase of first lien loans or make-whole payments compared with $41.4 million during 2014. In 2014 FHN recognized a reduction to the repurchase and foreclosure provision of $4.3 million related to the settlement of certain repurchase claims.

Government-Backed Mortgage Lending Programs

FHN originated mortgage loans eligible for Federal Housing Administration (“FHA”) insurance or Veterans Administration (“VA”) guaranty. Those lending activities were substantially larger prior to September 2008, when FHN sold its national mortgage business. In connection with those programs FHN made certain representations and warranties as to the compliance of the loans with program requirements. Over the past several years, most recently in first quarter 2015, FHN has recognized significant losses associated with settling claims and potential claims, by government agencies as well as by private parties asserting claims on behalf of agencies, related to these origination activities.

Other FHN Mortgage Exposures and Trends

FHN has received no loan repurchase or make-whole requests from the trustee of FH proprietary securitizations, as described in Note 17 – Contingencies and Other Disclosures. However, FHN is defending several lawsuits by investors in FH proprietary securitizations.

In addition, also as described in Note 17, many non-GSE purchasers of whole loans from FHN included those loans in their own securitizations. In such other whole loan sales FHN made representations and warranties concerning the loans sold and provided indemnity covenants to the purchaser/securitizer. Typically the purchaser/securitizer assigned key contractual rights against FHN to the securitization trustee. Currently the following categories of actions are pending which involve FHN and non-GSE whole-loan sales: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii)

FIRST HORIZON NATIONAL CORPORATION	61

FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; (iii) FHN has received repurchase demands from purchasers or their assignees; and (iv) FHN is a defendant in legal actions involving FHN-originated loans. Also, FHN’s trustee is a defendant in a lawsuit in which the plaintiffs have asserted that the trustee has duties under federal law to review loans and otherwise to act against FHN outside of the duties specified in the applicable trust documents.

Other Contractual Obligations

Pension obligations are funded by FHN to provide current and future benefits to participants in FHN’s noncontributory, defined benefit pension plan. On December 31, 2015, the annual measurement date, pension obligations (representing the present value of estimated future benefit payments), including obligations of the unfunded plans, were $816.5 million with $638.2 million of assets (measured at current fair value) in the qualified plan’s trust to fund those obligations. The discount rate for 2015 of 4.68 percent for the qualified pension plan and 4.33 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN’s plans and employee population. See Note 18 – Pension, Savings, and Other Employee Benefits for additional information. As of December 31, 2015, the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded corresponding plan assets. FHN did not make a contribution to the qualified pension plan during 2015 or 2014. Any future contributions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Management is evaluating whether a contribution to the qualified pension plan will be made in 2016.

The nonqualified pension plans and other postretirement benefit plans, excluding the retiree medical plan, are unfunded. Benefit payments under the non-qualified plans were $4.9 million in 2015. FHN anticipates 2016 benefit payments to be $5.2 million.

FHN has various other financial obligations which may require future cash payments. Table 32 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2015. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon and are not included in the table.

Table 32  –  Contractual Obligations

(Dollars in thousands)	Payments due by period (a)
	Less than 1 year	1 year - < 3 years	3 years - < 5 years	After 5 years	Total

Contractual obligations:
Time deposit maturities (b)	$759,363	$275,350	$165,260	$31,903	$1,231,876
Term borrowing (c)	250,000	7,301	900,000	163,164	1,320,465
Annual rental commitments under noncancelable leases (d)	17,723	29,459	20,977	27,059	95,218
Purchase obligations	62,461	53,438	22,726	8,728	147,353

Total contractual obligations	$1,089,547	$365,548	$1,108,963	$230,854	$2,794,912

(a)	Excludes a $3.7 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.

(b)	See Note 8 – Time Deposit Maturities for further details.

(c)	See Note 10 – Term Borrowings for further details.

(d)	See Note 6 – Premises, Equipment and Leases for further details.

62	FIRST HORIZON NATIONAL CORPORATION

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

During 2014 and 2015 the national economy generally exhibited modest growth. However, certain economic indicators have been mixed and the pace of recovery from the 2008-9 recession has been uneven and could regress. As uncertainties remain surrounding the national economy, the housing market, Fed monetary policy, the competitive landscape (including competition from nontraditional banks), the regulatory and political environment, U.S. government spending generally, and global economic and political situations, FHN may continue to be faced with challenges. Although management considers asset quality at FHN to be strong, external factors may result in increased credit costs and loan loss provisioning and could also suppress loan demand from borrowers and further increase competition among financial institutions resulting in continued pressure on net interest income. Additionally, a downturn in the economic environment or disruptions in the housing market could affect borrower defaults and actions by MI companies which could result in elevated repurchase, make-whole, or other monetary requests from GSEs and third party whole loan purchasers relative to current projections or could impact losses recognized by investors in FH proprietary securitizations which could result in repurchase losses or litigation. See the Repurchase and Related Obligations from Loans Originated for Sale section and Critical Accounting Policies section within this MD&A, and Note 17 – Contingencies and Other Disclosures within this report for additional discussion regarding FHN’s repurchase obligations.

In recent years, the Federal Reserve has implemented significant economic strategies that have impacted interest rates, inflation, asset values, and the shape of the yield curve, and currently may be transitioning from many years of easing to what may be an extended period of tightening. Federal Reserve strategies can, and often are intended to, affect the domestic money supply, inflation, interest rates, and the shape of the yield curve. Effects on the yield curve often are most pronounced at the short end of the curve. Among other things, easing strategies are intended to lower interest rates, flatten the yield curve, expand the money supply, and stimulate economic activity, while tightening strategies are intended to increase interest rates, steepen the yield curve, tighten the money supply, and restrain economic activity. Other things being equal, the current transition from easing to tightening (if it continues) should tend to diminish or reverse downward pressure on rates, and to diminish or eventually end the stimulus effect that low interest rates tend to have on the economy. Many external factors may interfere with the effects of these plans or cause them to change unexpectedly. Such factors include significant economic trends, such as another U.S. contraction or recession, or events as well as significant international monetary policies and events.

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

Foreclosure Practices

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

FIRST HORIZON NATIONAL CORPORATION	63

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

FHN believes that the critical assumptions underlying the accounting estimates made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were

64	FIRST HORIZON NATIONAL CORPORATION

considered by management at the time of assessing the adequacy of the ALLL; (5) the adjustments for economic conditions utilized in the allowance for loan losses estimate represent actual incurred losses; (6) the period of history used for historical loss factors are most reflective of the current environment; (7) the estimate of the time it takes for a loss event to occur and loss to be recognized (the loss emergence period) is most reflective of the current environment; and (8) the reserve rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

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

REPURCHASE AND FORECLOSURE LIABILITY

Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. From 2005 through 2008, FHN originated and sold $69.5 billion of agency mortgage loans without recourse which includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. From 2005 through 2007, FHN securitized $26.7 billion of mortgage loans without recourse in proprietary transactions. Many mortgage loan originations, especially those “nonconforming” mortgage loans that did not meet criteria for whole loan sales to the Agencies, were sold to investors, or certificate-holders, predominately through FH proprietary securitizations but also, to a lesser extent, through whole loan sales to private non-Agency purchasers. In addition, through its legacy mortgage business FHN originated with the intent to sell and sold HELOC and second lien mortgages through whole loan sales to private purchasers.

FHN also sold certain Agency mortgage loans with full recourse under agreements to repurchase the loans upon default, and originated or underwrote mortgage loans under the FHA insurance program or the Veteran’s Administration (“VA”) guaranty program. After the 2008 sale these lending activities continued but were substantially curtailed.

For loans sold or securitized without recourse, FHN has obligations to either repurchase the loan for its outstanding principal balance or make the purchaser whole for the economic losses of the loan if it is determined that the loan sold was in violation of representations or warranties made by FHN upon closing of the sales. Contractual representations and warranties vary significantly depending upon the transaction and purchaser-type (agency versus private) of the loans transferred. Typical whole loan sales include relatively broad representations and warranties, while FH proprietary securitizations include more limited representations and warranties. As of December 31, 2015, reserve levels are for estimated losses associated with representation and warranty obligations for loans sold to GSE’s and to private investors through other whole loan sales. As of December 31, 2015, the repurchase request pipeline contained no repurchase requests related to FH proprietary first lien securitizations based on breaches of representations and warranties to the trustee. Due to the sales of MSR in late 2013 and early 2014, FHN has limited visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity.

Repurchase Accrual Methodology

Estimating probable losses associated with FHN’s repurchase obligations for alleged breaches of representations and warranties related to prior agency and other loan sales requires significant management judgment and assumptions. The loss estimation process relies on historical observed trends that may or may not be representative of future actual results such as observed loss severities, resolution statistics, delinquency trends, and historical average loan sizes. Additionally, the level of repurchase/make-whole request and associated losses are affected by external factors such as GSE review practices and selection criteria, housing prices, actions of

FIRST HORIZON NATIONAL CORPORATION	65

purchasers and/or servicers of previously sold loans, actions of MI companies, and economic conditions, all of which could change in the future.

FHN has entered into a DRA with each of Fannie Mae and Freddie Mac. Each DRA resolved certain selling representation and warranty repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans FHN no longer serviced at the time of the DRA. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have obligations related to mortgage insurance rescissions, cancellations, and denials. FHN also has exposure related to loans where there has been a prior bulk sale of servicing, as well as certain other whole-loan sales. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for MI cancellations and denials to the extent attributable to the acts of the current servicer. FHN has contemplated, among other things, the DRAs, estimates of FHN’s repurchase or monetary exposure related to loans excluded from the DRAs, and estimates of FHN’s repurchase or monetary exposure related to certain other loan sales. Additionally, FHN continues to monitor claims included in the active pipeline, claims from other parties for which loans are not identified, historical repurchase rates, and loss severities.

Based on currently available information and experience to date, FHN has evaluated its exposure under these obligations and accordingly had reserved for losses of $115.6 million and $120.1 million as of December 31, 2015 and 2014, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income. The estimate is based upon currently available information and fact patterns that exist as of the balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability. FHN continues to monitor trends in claims activity, loss severities, success rates, GSE review practices, and MI cancellations in order to assess the adequacy of the repurchase liability. At December 31, 2015, FHN had not accrued for exposure for repurchase of loans related to FH proprietary securitizations arising from claims by the trustee that FHN breached its representations and warranties made at closing.

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

Companies are permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether the quantitative assessment should be performed. If FHN concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying value, or if management elects, the quantitative analysis is performed. In 2015, FHN performed a qualitative analysis for its regional banking and fixed income reporting units and determined that it was more likely than not that the fair values of both reporting units exceed their carrying values. In performing its evaluation, FHN considered both positive and negative factors that could affect the status of the regional banking and fixed income reporting units since the most recent quantitative analysis, which was performed in 2014. The factors included trends in revenues and expenses, changes in financial projections, macroeconomic considerations including interest rates, changes in the carrying values of the reporting units and available market pricing evidence.

In 2014, FHN engaged an independent valuation expert to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2014 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public companies’ trading values, and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the fixed income reporting unit. The most recent quantitative valuations as

66	FIRST HORIZON NATIONAL CORPORATION

of October 1, 2014, indicated that the fair value of regional banking and fixed income business reporting units substantially exceeded their carrying values.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a “critical accounting estimate” because estimates and assumptions are made about FHN’s future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.). FHN’s policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and fixed income business reporting units. As of December 31, 2015, the corporate and non-strategic reporting units had no associated goodwill.

When performed, the quantitative impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes “step one” of the impairment test by comparing the fair value of each reporting unit with the value (carrying amount) of its net assets, with goodwill included in the computation of the carrying amount. The carrying value of a reporting unit is based on the amount of allocated equity as determined by FHN’s internal management methodologies. FHN does not maintain a record of equity consistent with GAAP at the reporting unit level. Allocated equity is utilized in certain internal performance measures for segments, including return on tangible common equity. In determining the amount of equity allocated to each reporting unit, FHN utilizes a risk-adjusted methodology that incorporates each reporting unit’s credit, market, interest rate, operational, legal, and compliance risks. Unallocated equity is retained in the corporate reporting unit, which has no goodwill. As of the most recent measurement date unallocated equity primarily related to FHN’s capital deployment initiatives, including potential share buybacks, potential dividend increases, and potential acquisitions.

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

In connection with obtaining the independent valuation in 2014, management provided certain data and information that was utilized in the estimation of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. Other assumptions critical to the process were also made, including discount rates, interest rate changes, asset and liability growth rates, and other income and expense estimates.

While management uses the best information available to estimate future performance for each reporting unit, future adjustments to management’s projections may be necessary if conditions differ substantially from the assumptions used in making the estimates.

INCOME TAXES

FHN is subject to the income tax laws of the U.S. and the states and jurisdictions in which it operates. FHN accounts for income taxes in accordance with ASC 740, Income Taxes. Significant judgments and estimates are required in the determination of the consolidated income tax expense. FHN income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best estimate of current and future taxes to be paid.

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

FIRST HORIZON NATIONAL CORPORATION	67

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

See also Note 15 – Income Taxes for additional information.

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

See Note 17 – Contingencies and Other Disclosures for additional information.

ACCOUNTING CHANGES ISSUED BUT NOT CURRENTLY EFFECTIVE

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 does not change revenue recognition for financial instruments. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The effective

68	FIRST HORIZON NATIONAL CORPORATION

date of ASU 2014-09 has been deferred to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016, and associated interim periods. Transition to the new requirements may be made by retroactively revising prior financial statements (with certain practical expedients permitted) or by a cumulative effect through retained earnings. If the latter option is selected, additional disclosures are required for comparability. FHN is evaluating the effects of ASU 2014-09 on its revenue recognition practices.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition in determining expense recognition for the award. Thus, compensation cost is recognized over the requisite service period based on the probability of achievement of the performance condition. Expense is adjusted after the requisite service period for changes in the probability of achievement. ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The adoption of ASU 2014-12 will have no effect on FHN.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If such events or conditions exist, additional disclosures are required and management should evaluate whether its plans sufficiently alleviate the substantial doubt. ASU 2014-15 is effective for the annual period ending after December 15, 2016 and all interim and annual periods thereafter. The provisions of ASU 2014-15 are not anticipated to affect FHN.

In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis.” ASU 2015-02 revises current consolidation guidance to modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities. ASU 2015-02 also eliminates the presumption that a general partner should consolidate a limited partnership, revises the consolidation analysis for reporting entities that have fee arrangements and related party relationships with variable interest entities, and provides a scope exception for entities with interests in registered money market funds. ASU 2015-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. FHN has evaluated the provisions of ASU 2015-02 on its consolidation assessments and there will not be a significant effect upon adoption.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented as a direct reduction from the carrying value of that debt liability, consistent with debt discounts. ASU 2015-03 requires application on a retrospective basis, with prior periods revised to reflect the effects of adoption. ASU 2015-03 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Consistent with current requirements, FHN currently classifies debt issuance costs within Other assets in the Consolidated Statements of Condition. ASU 2015-03 will have no effect on FHN’s recognition of interest expense.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 makes several revisions to the accounting, presentation and disclosure for financial instruments. Equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) are required to be measured at fair value with changes in fair value recognized in net income. An entity may elect to measure equity investments that do not have readily determinable market values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar instruments from the same issuer. ASU 2016-01 also requires a qualitative impairment review for equity investments without readily determinable fair values, with measurement at fair value required if impairment is determined to exist. For liabilities for which fair value has been elected, ASU 2016-01 revises current accounting to record the portion of fair value changes resulting from instrument-specific credit risk within other comprehensive income rather than earnings. Additionally, ASU 2016-01 clarifies that the need for a valuation allowance on a deferred tax asset related to available-for-sale securities should be assessed in combination with all other deferred tax assets rather than being assessed in isolation. ASU 2016-01 also makes several changes to existing fair value presentation and disclosure requirements, including a provision that all disclosures must use an exit price concept in the determination of fair value. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. FHN is evaluating the impact of ASU 2016-01 on its current accounting and disclosure practices.

FIRST HORIZON NATIONAL CORPORATION	69

QUARTERLY FINANCIAL INFORMATION

Table 33  –  Summary of Quarterly Financial Information

(Dollars in millions except per share data)	2015				2014
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Summary income information:
Interest income	$187.6	$183.7	$187.0	$178.1	$179.4	$178.9	$177.4	$173.6
Interest expense	21.0	20.1	20.4	21.2	20.4	19.3	20.6	21.2
Provision for loan losses	1.0	1.0	2.0	5.0	6.0	6.0	5.0	10.0
Noninterest income	132.2	125.1	130.3	129.7	119.6	157.8	126.9	145.7
Noninterest expense	243.7	215.4	218.4	376.2	207.3	244.0	163.2	218.0
Net income/(loss)	51.4	63.3	55.0	(72.4)	51.6	50.5	81.9	50.0
Income/(loss) available to common shareholders	$47.0	$58.8	$50.6	$(76.7)	$47.1	$46.1	$77.5	$45.6

Earnings/(loss) per common share	$0.20	$0.25	$0.22	$(0.33)	$0.20	$0.20	$0.33	$0.19
Diluted earnings/(loss) per common share	0.20	0.25	0.22	(0.33)	0.20	0.19	0.33	0.19

Common stock information:
Closing price per share:
High	$15.36	$16.20	$15.95	$14.68	$13.91	$12.96	$12.56	$12.56
Low	13.68	13.49	14.00	12.31	11.37	11.47	11.18	11.22
Period-end	14.52	14.18	15.67	14.29	13.58	12.28	11.86	12.34
Cash dividends declared per share	0.06	0.06	0.06	0.06	0.05	0.05	0.05	0.05

70	FIRST HORIZON NATIONAL CORPORATION

NON-GAAP INFORMATION

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:

Table 34  –  Non-GAAP to GAAP Reconciliation

(Dollars in thousands)	2015	2014

Tangible Common Equity (Non-GAAP)
(A) Total equity (GAAP)	$2,639,586	$2,581,590
Less: Noncontrolling interest (a)	295,431	295,431
Less: Preferred Stock	95,624	95,624

Total common equity	2,248,531	2,190,535
Less: Intangible assets (GAAP) (b)	217,522	175,450

(B) Tangible common equity (Non-GAAP)	2,031,009	2,015,085
Less: Unrealized gains/(losses) on AFS securities, net of tax	3,394	18,581

(C) Adjusted tangible common equity (Non-GAAP)	$2,027,615	$1,996,504

Tangible Assets (Non-GAAP)
(D) Total assets (GAAP)	$26,195,136	$25,668,187
Less: Intangible assets (GAAP) (b)	217,522	175,450

(E) Tangible assets (Non-GAAP)	$25,977,614	$25,492,737

Tier 1 Common (Non-GAAP) (c)
(F) Tier 1 capital (d) (e)	N/A	$2,813,503
Less: Noncontrolling interest – FTBNA preferred stock (a) (f)	N/A	294,816
Less: Preferred Stock	N/A	95,624
Less: Trust preferred (g)	N/A	200,000

(G) Tier 1 Common (Non-GAAP)	N/A	$2,223,063

Risk Weighted Assets
(H) Risk Weighted assets (d) (e)	$21,801,269	$19,452,656

Ratios
(A)/(D) Total period-end equity to period-end assets (GAAP)	10.08%	10.06%
(B)/(E) Tangible common equity to tangible assets (“TCE/TA”) (Non-GAAP)	7.82	7.90
(C)/(H) Adjusted common equity to risk weighted assets (“TCE/RWA”) (Non-GAAP) (h)	9.30	10.26
(F)/(D) Tier 1 capital to total assets (GAAP)	N/A	10.96
(G)/(H) Tier 1 common to risk weighted assets (Non-GAAP)	N/A	11.43

(a)	Included in Total equity on the Consolidated Statements of Condition.

(b)	Includes Goodwill and other intangible assets, net of amortization.

(c)	In periods prior to 2015, these measures were used to reconcile non-GAAP to GAAP information.

(d)

2014 Tier 1 Capital and Risk weighted Assets balances are presented as originally reported, consistent with regulatory reporting rules which prohibit the retroactive restatement of prior years’ Reports of Condition and Income due to the adoption of a new accounting standard.

(e)	Defined by and calculated in conformity with bank regulations applicable to FHN and FTBNA.

(f)	Represents FTBNA preferred stock included in noncontrolling interest.

(g)	FHN’s outstanding trust preferred securities were redeemed in third quarter 2015.

(h)	See Glossary of Terms for definition of ratio.

FIRST HORIZON NATIONAL CORPORATION	71

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted Tangible Common Equity to Risk Weighted Assets (“TCE/RWA”)  –  Common equity excluding intangible assets and unrealized gains/(losses) on available-for-sale securities divided by risk weighted assets.

Allowance for Loan Losses (“ALLL”)  –  Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Agencies  –  In this annual report, Agencies are collectively GSEs plus GNMA.

Basis Point  –  The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure spreads and movements in interest yields and rates and in measures based on interest yields and rates.

Book Value Per Common Share  –  A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial and Standby Letters of Credit  –  Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers’ payables and receivables. Standby letters of credit are issued by an entity to ensure its customers’ performance in dealing with others.

Commitment to Extend Credit (“Unfunded Commitments”)  –  Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Common Equity Tier 1  –  A measure of a company’s capital position under U.S. Basel III capital rules first applicable to FHN in 2015, which includes common equity less goodwill, other intangibles and certain other required regulatory deductions as defined in those rules. Common Equity Tier 1 capital under U.S. Basel III in 2015 is not the same as the non-regulatory Tier 1 Common capital commonly used prior to 2015; comparisons between the two are not meaningful.

Core Businesses  –  Management treats regional banking, capital markets, and corporate as FHN’s core businesses. Non-strategic has significant legacy assets and operations that are being wound down.

Core Deposits  –  Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument  –  A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings/(Loss) Per Common Share (“Diluted EPS”)  –  Net income/(loss) available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Discharged Bankruptcies  –  Residential real estate secured loans where the borrower has been discharged from personal liability through bankruptcy proceedings. Such loans that have not been reaffirmed by the borrower are charged down to estimated collateral value less disposition costs (net realizable value) and are reported as nonaccruing TDRs.

Earning Assets  –  Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings/(Loss) Per Common Share (“EPS”)  –  Net income/(loss) available to common shareholders, divided by the weighted average number of common shares outstanding.

72	FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Excess Interest-Only Strip  –  Financial asset representing the right to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights.

Fully Taxable Equivalent (“FTE”)  –  Reflects the amount of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Forward Contracts  –  Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Government Sponsored Entities (“GSEs”)  –  In this annual report, the term “GSEs” includes Fannie Mae and Freddie Mac.

Individually Impaired Loans  –  Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment.

Interest-Only Strip  –  Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

Interest Rate Caps and Floors  –  Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper “capped” level or falls below a fixed lower “floor” level on specified future dates.

Interest Rate Option  –  A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Swap  –  An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions  –  Options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio  –  Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available-for-sale securities less certain regulatory disallowances applied to Common Equity Tier 1 capital and Tier 1 capital including goodwill, certain other intangible assets, the disallowable portion of deferred tax assets and other disallowed assets, and other regulatory adjustments.

Lower of Cost or Market (“LOCOM”)  –  A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.

Market Capitalization  –  Market value of a company is computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities (“MBS”)  –  Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Warehouse  –  Mortgage loans that have been closed and funded and are awaiting sale and delivery into the secondary market. Also includes loans that management does not have the intent to hold for the foreseeable future.

FIRST HORIZON NATIONAL CORPORATION	73

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Mortgage Servicing Rights (“MSR”)  –  The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Margin (“NIM”)  –  Expressed as a percentage, net interest margin is a ratio computed by dividing a day-weighted fully taxable equivalent net interest income by average earning assets.

Net Interest Spread  –  The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual or Nonperforming Loans  –  Loans on which interest accruals have been discontinued due to the borrower’s financial difficulties. Interest income on these loans is generally reported on a cash basis as it is collected after recovery of principal.

Non-GAAP  –  Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 34 of MD&A.

Nonperforming Assets (“NPAs”)  –  Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.

Origination Fees  –  A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses  –  The periodic charge to earnings for inherent losses in the loan portfolio.

Purchased Credit-Impaired (“PCI”) Loans  –  Acquired loans that have exhibited deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured.

Purchase Obligation  –  An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds  –  The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, and other short-term borrowings.

Restricted Real Estate Loans and Secured Borrowings  –  Includes restricted loans that are assets of a consolidated variable interest entity that can be used only to settle obligations of the consolidated variable interest entity and loans from nonconsolidated variable interest entities in which the securitization did not qualify for sale treatment per GAAP. These loans secure long-term borrowings of the respective VIE.

Repurchase Agreement  –  A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Return on Average Assets (“ROA”)  –  A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Common Shareholders’ Equity (“ROE”)  –  A measure of profitability that indicates what an institution earned on its shareholders’ investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.

Return on Tangible Common Equity (“ROTCE”)  –  A measure of profitability that is calculated by dividing net income available to common shareholders to average tangible common equity.

74	FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Risk-Weighted Assets  –  A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization’s assets and off-balance sheet financial instruments. For FHN, the risk-weighted adjustment calculations changed appreciably in 2015 under the U.S. Basel III rules.

Tangible Common Equity to Tangible Assets (“TCE/TA”)  –  A ratio which may be used to evaluate a company’s capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company’s total assets less goodwill and other intangible assets.

Tier 1 Capital Ratio  –  Ratio consisting of shareholders’ equity adjusted for certain unrealized gains/(losses) on available-for-sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-weighted assets. The components of Tier 1 capital, including the risk-weighted adjustment of assets, changed significantly for FHN beginning in 2015 so that comparisons of a Tier 1 capital ratio after 2014 with a ratio prior to 2015 may not be meaningful.

Tier 1 Common  –  A measure of a company’s capital position associated with U.S. capital rules applicable to FHN prior to 2015, which includes Tier 1 capital as then defined less preferred stock amounts.

Total Capital Ratio  –  Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-weighted assets. The components of the Total capital ratio, including the risk-weighted adjustment of assets, changed significantly for FHN beginning in 2015 so that comparisons of a Total capital ratio after 2014 with a ratio prior to 2015 may not be meaningful.

Troubled Debt Restructuring (“TDR”)  –  A loan is identified and reported as a TDR when FHN has granted an economic concession to a borrower experiencing financial difficulty.

FIRST HORIZON NATIONAL CORPORATION	75

ACRONYMS

ADR	Average daily revenue
AFS	Available-for-sale
ALCO	Asset/Liability Committee
ALLL	Allowance for loan losses
ALR	Average loss rate
ALT A	Alternative-A
ASC	FASB Accounting Standards Codification
ASU	Accounting Standards Update
BOLI	Bank-owned life insurance
C&I	Commercial, financial, and industrial loan portfolio
CAS	Credit Assurance Services
CD	Certificate of deposit
CDO	Collateralized debt obligation
CEO	Chief Executive Officer
CFPB	Consumer Financial Protection Bureau
CMO	Collateralized mortgage obligations
CRE	Commercial Real Estate
CRMC	Credit Risk Management Committee
DOJ	U.S. Department of Justice
DRA	Definitive resolution agreement
DSCR	Debt service coverage ratios
DTA	Deferred tax asset
DTI	Debt-to-income
DTL	Deferred tax liability
EPS	Earnings per share
ESOP	Employee stock ownership plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FFP	Federal funds purchased
FFS	Federal funds sold
FH	First Horizon
FHA	Federal Housing Administration
FHFA	Federal Housing Finance Agency
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation or Freddie Mac
FHN	First Horizon National Corporation
FICO	Fair Isaac Corporation
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association or Fannie Mae
FRB	Federal Reserve Bank or the Fed
FTBNA	First Tennessee Bank National Association
FTE	Fully taxable equivalent
FTHC	First Tennessee Housing Corporation
FTNF	FTN Financial
FTNMC	First Tennessee New Markets Corporation
FTRESC	FT Real Estate Securities Company, Inc.

76	FIRST HORIZON NATIONAL CORPORATION

ACRONYMS (continued)

FTP	Funds Transfer Pricing
GAAP	Generally accepted accounting principles
GNMA	Government National Mortgage Association or Ginnie Mae
GSE	Government sponsored enterprises, in this filing references Fannie Mae and Freddie Mac
HAMP	Home Affordable Modification Program
HELOC	Home equity lines of credit
HFS	Held-for-sale
HTM	Held-to-maturity
HUD	Department of Housing and Urban Development
IO	Interest-only
IPO	Initial public offering
IRS	Internal Revenue Service
LEP	Loss emergence period
LGD	Loss given default
LIBOR	London Inter-Bank Offered Rate
LIHTC	Low Income Housing Tax Credit
LLC	Limited Liability Company
LOCOM	Lower of cost or market
LRRD	Loan Rehab and Recovery Department
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management’s Discussion and Analysis of Financial Condition and Results of Operations
MI	Private mortgage insurance
MNB	Mountain National Bank
MSR	Mortgage servicing rights
MSRB	Municipal Securities Rulemaking Board
NAICS	North American Industry Classification System
NII	Net interest income
NIM	Net interest margin
NMTC	New Market Tax Credit
NOL	Net operating loss
NPA	Nonperforming asset
NPL	Nonperforming loan
NRV	Net realizable value
NSF	Non-sufficient funds
OCC	Office of the Comptroller of the Currency
OIS	Overnight indexed swap
OTC	One-time close, a mortgage product which allowed simplified conversion of a construction loan to permanent financing
OTTI	Other than temporary impairment
P&I	Principal and interest
PCAOB	Public Company Accounting Oversight Board
PCI	Purchased credit impaired
PD	Probability of default
PM	Portfolio managers
PO	Principal-only

FIRST HORIZON NATIONAL CORPORATION	77

ACRONYMS (continued)

PreTSL	Preferred Term Securities Limited
R/E	Real estate
REIT	Real estate investment trust
Res CRE	Residential commercial real estate construction loan portfolio or residential CRE
RM	Relationship managers
ROA	Return on assets
ROE	Return on common equity
ROTCE	Return on tangible common equity
RSU	Restricted stock unit
RWA	Risk-weighted assets
SBA	Small Business Administration
SEC	Securities and Exchange Commission
SVaR	Stressed Value-at-Risk
TA	Tangible assets
TAB	TrustAtlantic Bank
TAF	TrustAtlantic Financial Corporation
TCE	Tangible common equity
TDR	Troubled Debt Restructuring
TRUP	Trust preferred loan
UPB	Unpaid principal balance
UTB	Unrecognized tax benefit
VA	Veterans Administration
VaR	Value-at-Risk
VIE	Variable Interest Entities

78	FIRST HORIZON NATIONAL CORPORATION

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

Management assessed the effectiveness of First Horizon National Corporation’s internal control over financial reporting as of December 31, 2015. This assessment was based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2015.

First Horizon National Corporation’s independent auditors have issued an attestation report on First Horizon National Corporation’s internal control over financial reporting. That report appears on the following page.

FIRST HORIZON NATIONAL CORPORATION	79

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Horizon National Corporation:

We have audited First Horizon National Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, First Horizon National Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated February 25, 2016 expressed an unqualified opinion on those consolidated financial statements.

Memphis, Tennessee
February 25, 2016

80	FIRST HORIZON NATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three- year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting

Memphis, Tennessee
February 25, 2016

FIRST HORIZON NATIONAL CORPORATION	81

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands, except per share amounts)	December 31
	2015	2014

Assets:
Cash and due from banks	$300,811	$349,171
Federal funds sold	114,479	63,080
Securities purchased under agreements to resell (Note 23)	615,773	659,154

Total cash and cash equivalents	1,031,063	1,071,405

Interest-bearing cash	602,836	1,621,967
Trading securities	881,450	1,194,391
Loans held-for-sale (a)	126,342	141,285
Securities available-for-sale (Note 3)	3,929,846	3,556,613
Securities held-to-maturity (Note 3)	14,320	4,292
Loans, net of unearned income (Note 4) (b)	17,686,502	16,230,166
Less: Allowance for loan losses (Note 5)	210,242	232,448

Total net loans	17,476,260	15,997,718

Goodwill (Note 7)	191,307	145,932
Other intangible assets, net (Note 7)	26,215	29,518
Fixed income receivables	63,660	42,488
Premises and equipment, net (Note 6)	275,619	302,996
Real estate acquired by foreclosure (c)	33,063	39,922
Derivative assets (Note 22)	104,365	134,088
Other assets	1,438,790	1,385,572

Total assets	$26,195,136	$25,668,187

Liabilities and equity:
Deposits:
Savings	$7,811,191	$7,455,354
Time deposits	788,487	831,666
Other interest-bearing deposits	5,388,526	4,140,991
Certificates of deposit $100,000 and more	443,389	445,272

Interest-bearing	14,431,593	12,873,283
Noninterest-bearing	5,535,885	5,195,656

Total deposits	19,967,478	18,068,939

Federal funds purchased (Note 9)	464,166	1,037,052
Securities sold under agreements to repurchase (Note 9 and Note 23)	338,133	562,214
Trading liabilities (Note 9)	566,019	594,314
Other short-term borrowings (Note 9)	137,861	157,218
Term borrowings (Note 10)	1,315,176	1,880,105
Fixed income payables	23,072	18,157
Derivative liabilities (Note 22)	108,339	119,239
Other liabilities	635,306	649,359

Total liabilities	23,555,550	23,086,597

Equity:
First Horizon National Corporation Shareholders’ Equity:
Preferred stock – Series A, non-cumulative perpetual, no par value, liquidation preference of $100,000 per share – (shares authorized – 1,000; shares issued – 1,000 on December 31, 2015 and 2014)	95,624	95,624
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 238,586,637 on December 31, 2015 and 234,219,663 on December 31, 2014)	149,117	146,387
Capital surplus	1,439,303	1,380,809
Undivided profits	874,303	851,585
Accumulated other comprehensive loss, net (Note 14)	(214,192)	(188,246)

Total First Horizon National Corporation Shareholders’ Equity	2,344,155	2,286,159

Noncontrolling interest (Note 11)	295,431	295,431

Total equity	2,639,586	2,581,590

Total liabilities and equity	$26,195,136	$25,668,187

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	December 31, 2015 includes $22.4 million of held-for-sale consumer mortgage loans secured by residential real estate in process of foreclosure.

(b)	December 31, 2015 includes $29.7 million of held-to-maturity consumer mortgage loans secured by residential real estate in process of foreclosure.

(c)	December 31, 2015 includes $14.6 million of foreclosed residential real estate.

82	FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands except per share data, unless otherwise noted)	Year Ended December 31
	2015	2014	2013

Interest income:
Interest and fees on loans	$600,313	$571,798	$599,710
Interest on investment securities available-for-sale	93,626	93,233	83,787
Interest on investment securities held-to-maturity	283	287	-
Interest on loans held-for-sale	5,457	11,170	12,982
Interest on trading securities	35,074	31,991	34,548
Interest on other earning assets	1,652	770	1,026

Total interest income	736,405	709,249	732,053

Interest expense:
Interest on deposits:
Savings	11,992	11,562	14,762
Time deposits	5,186	9,076	15,879
Other interest-bearing deposits	4,491	3,078	3,747
Certificates of deposit $100,000 and more	3,481	3,090	5,642
Interest on trading liabilities	15,976	15,390	13,624
Interest on short-term borrowings	3,172	4,765	4,704
Interest on term borrowings	38,387	34,570	36,321

Total interest expense	82,685	81,531	94,679

Net interest income	653,720	627,718	637,374
Provision for loan losses	9,000	27,000	55,000

Net interest income after provision for loan losses	644,720	600,718	582,374

Noninterest income:
Fixed income	231,337	200,595	272,364
Deposit transactions and cash management	112,843	111,951	114,383
Brokerage, management fees and commissions	46,496	49,099	42,261
Trust services and investment management	27,577	27,777	26,523
Bankcard income	22,238	23,697	20,482
Bank-owned life insurance	14,726	16,394	16,614
Other service charges	11,610	11,882	13,440
Mortgage banking	3,870	71,257	33,275
Insurance commissions	2,627	2,257	3,023
Debt securities gains/(losses), net (Note 3 and Note 14)	1,836	-	(451)
Equity securities gains/(losses), net (Note 3)	(458)	2,872	2,211
Gain on divestiture	-	-	111
All other income and commissions (Note 13)	42,623	32,263	40,341

Total noninterest income	517,325	550,044	584,577

Adjusted gross income after provision for loan losses	1,162,045	1,150,762	1,166,951

Noninterest expense:
Employee compensation, incentives, and benefits (2015, 2014 and 2013 include $.6 million, $5.1 million and $10.1 million, respectively, of expense associated with pension and post-retirement plans reclassified from accumulated other comprehensive income)	511,633	478,159	529,041
Occupancy	51,117	54,018	50,565
Computer software	44,724	42,931	40,327
Operations services	39,261	35,247	35,215
Equipment rentals, depreciation, and maintenance	30,864	29,964	31,738
Advertising and public relations	19,187	18,683	18,239
Professional fees	18,922	23,298	23,454
FDIC premium expense	18,027	11,464	20,156
Legal fees	16,287	20,907	29,905
Communications and courier	15,820	16,074	17,958
Contract employment and outsourcing	14,494	19,420	35,920
Other insurance and taxes	12,941	12,900	12,598
Amortization of intangible assets	5,253	4,170	3,912
Foreclosed real estate	2,104	2,503	4,299
Repurchase and foreclosure provision	-	(4,300)	170,000
All other expense (Note 13)	253,157	67,093	125,192

Total noninterest expense	1,053,791	832,531	1,148,519

Income/(loss)before income taxes	108,254	318,231	18,432
Provision/(benefit) for income taxes (2015 includes $.5 million of tax expense and 2014 and 2013 include $2.0 million and $4.1 million, respectively, of tax benefit reclassified from accumulated other comprehensive income) (Note 15)	10,941	84,185	(19,389)

Income/(loss) from continuing operations	97,313	234,046	37,821
Income/(loss) from discontinued operation, net of tax (a)	-	-	548

Net income/(loss)	$97,313	$234,046	$38,369

Net income attributable to noncontrolling interest	11,434	11,527	11,465

Net income/(loss) attributable to controlling interest	$85,879	$222,519	$26,904

Preferred stock dividends	6,200	6,200	5,838

Net income/(loss) available to common shareholders	$79,679	$216,319	$21,066

Basic earnings/(loss) per share from continuing operations (Note 16)	$0.34	$0.92	$0.09

Diluted earnings/(loss) per share from continuing operations (Note 16)	$0.34	$0.91	$0.09

Basic earnings/(loss) per share available to common shareholders (Note 16)	$0.34	$0.92	$0.09

Diluted earnings/(loss) per share available to common shareholders (Note 16)	$0.34	$0.91	$0.09

Weighted average common shares (Note 16)	234,189	234,997	237,972

Diluted average common shares (Note 16)	236,266	236,735	239,794

Cash dividends declared per common share	$0.24	$0.20	$0.20

Certain previously reported amounts have been reclassified to agree with current presentation.

See accompanying notes to consolidated financial statements.

(a)	Due to the nature of the preferred stock issued by FHN and its subsidiaries, all components of Income/(loss) from discontinued operations, net of tax have been attributed solely to FHN as the controlling interest holder.

FIRST HORIZON NATIONAL CORPORATION	83

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)	Year Ended December 31
	2015	2014	2013

Net income/(loss)	$97,313	$234,046	$38,369
Other comprehensive income/(loss), net of tax:
Fair value adjustments on securities available-for-sale arising during the period, Net of tax of $(8.7) million for 2015, $18.1 million for 2014 and $(41.9) million for 2013	(14,055)	29,822	(66,768)
Reclassification adjustment for (gain)/loss on securities available-for-sale included in Net income/(loss), Net of tax of $(.7) million for 2015 and $.2 million for 2013	(1,132)	-	277

Fair value adjustments on securities available-for-sale	(15,187)	29,822	(66,491)

Net actuarial gain/(loss) arising during the period, Net of tax of $(6.9) million for 2015, $(44.8) million for 2014 and $31.4 million for 2013	(11,117)	(71,173)	50,064
Prior service credit/(cost) arising during the period, Net of tax of $4.1 million for 2013	-	-	6,563
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost, Net of tax of $.2 million for 2015, $2.0 million for 2014 and $3.9 million for 2013	358	3,114	6,198

Total pension and post retirement plans	(10,759)	(68,059)	62,825

Other comprehensive income/(loss)	(25,946)	(38,237)	(3,666)

Comprehensive income/(loss)	71,367	195,809	34,703

Comprehensive income attributable to noncontrolling interest	11,434	11,527	11,465

Comprehensive income/(loss) attributable to controlling interest	$59,933	$184,282	$23,238

See accompanying notes to consolidated financial statements.

84	FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest

Balance, December 31, 2012	243,598	$2,499,530	$-	$152,249	$1,488,463	$709,996	$(146,343)	$295,165
Net income/(loss)	-	38,369	-	-	-	26,904	-	11,465
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	(66,491)	-	-	-	-	(66,491)	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	50,064	-	-	-	-	50,064	-
Prior service credit/(loss) arising during the period	-	6,563	-	-	-	-	6,563	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	6,198	-	-	-	-	6,198	-

Comprehensive income/(loss)	-	34,703	-	-	-	26,904	(3,666)	11,465

Preferred stock issuance (1,000 shares issued at $100,000 per share net of offering costs)	-	95,624	95,624	-	-	-	-	-
Cash dividends declared:
Preferred stock ($5,838 per share)	-	(5,838)	-	-	-	(5,838)	-	-
Common stock ($.20 per share)	-	(48,302)	-	-	-	(48,302)	-	-
Common stock repurchased (b)	(8,356)	(91,448)	-	(5,223)	(86,225)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	1,128	659	-	705	(46)	-	-	-
Tax benefit/(benefit reversal) – stock-based compensation expense	-	(1,569)	-	-	(1,569)	-	-	-
Stock-based compensation expense	-	16,144	-	-	16,144	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,465)	-	-	-	-	-	(11,465)
Real estate investment trust (“REIT”) preferred stock issuance	-	92	-	-	-	-	-	92
Acquired noncontrolling interest – REIT	-	174	-	-	-	-	-	174
Other changes in equity	-	73	-	-	-	73	-	-

Balance, December 31, 2013	236,370	2,488,377	95,624	147,731	1,416,767	682,833	(150,009)	295,431
Net income/(loss)	-	234,046	-	-	-	222,519	-	11,527
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	29,822	-	-	-	-	29,822	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	(71,173)	-	-	-	-	(71,173)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	3,114	-	-	-	-	3,114	-

Comprehensive income/(loss)	-	195,809	-	-	-	222,519	(38,237)	11,527

FIRST HORIZON NATIONAL CORPORATION	85

CONSOLIDATED STATEMENTS OF EQUITY (continued)

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest

Cash dividends declared:
Preferred stock ($6,200 per share)	-	(6,200)	-	-	-	(6,200)	-	-
Common stock ($.20 per share)	-	(47,567)	-	-	-	(47,567)	-	-
Common stock repurchased (b)	(3,554)	(43,579)	-	(2,221)	(41,358)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	1,404	2,146	-	877	1,269	-	-	-
Tax benefit/(benefit reversal) – stock-based compensation expense	-	(7,220)	-	-	(7,220)	-	-	-
Stock-based compensation expense	-	11,351	-	-	11,351	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,527)	-	-	-	-	-	(11,527)

Balance, December 31, 2014	234,220	2,581,590	95,624	146,387	1,380,809	851,585	(188,246)	295,431
Net income/(loss)	-	97,313	-	-	-	85,879	-	11,434
Other comprehensive income/(loss):
Fair value adjustments, net of tax:
Securities available-for-sale	-	(15,187)	-	-	-	-	(15,187)	-
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	-	(11,117)	-	-	-	-	(11,117)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	358	-	-	-	-	358	-

Comprehensive income/(loss)	-	71,367	-	-	-	85,879	(25,946)	11,434

Cash dividends declared:
Preferred stock ($6,200 per share)	-	(6,200)	-	-	-	(6,200)	-	-
Common stock ($.24 per share)	-	(56,961)	-	-	-	(56,961)	-	-
Common stock repurchased (b)	(2,277)	(32,648)	-	(1,423)	(31,225)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	1,550	6,929	-	969	5,960	-	-	-
Equity issued for acquisition	5,094	72,791	-	3,184	69,607	-	-	-
Tax benefit/(benefit reversal) – stock-based compensation expense	-	356	-	-	356	-	-	-
Stock-based compensation expense	-	13,796	-	-	13,796	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,434)	-	-	-	-	-	(11,434)

Balance, December 31, 2015	238,587	$2,639,586	$95,624	$149,117	$1,439,303	$874,303	$(214,192)	$295,431

See accompanying notes to consolidated financial statements.

(a)	Due to the nature of the preferred stock issued by FHN’s subsidiaries, all components of other comprehensive income/(loss) have been attributed solely to FHN as the controlling interest holder.

(b)	2015, 2014 and 2013 include $28.4 million, $38.5 million and $87.6 million, respectively, repurchased under share repurchase programs.

86	FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31
		2015	2014	2013

Operating	Net income/(loss)	$97,313	$234,046	$38,369
Activities	Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:
	Provision for loan losses	9,000	27,000	55,000
	Provision/(benefit) for deferred income taxes	24,196	3,729	(8,578)
	Depreciation and amortization of premises and equipment	35,780	35,715	36,514
	Amortization of intangible assets	5,253	4,170	3,912
	Net other amortization and accretion	19,710	17,009	31,187
	Net (increase)/decrease in derivatives	(6,617)	170	650
	Fair value adjustment on mortgage servicing rights	-	(1,248)	(20,182)
	Repurchase and foreclosure provision	-	(4,300)	170,000
	Fair value adjustment to foreclosed real estate	2,868	3,465	4,987
	Litigation and regulatory matters	15,118	56,187	62,172
	(Gains)/losses on divestitures	-	-	(638)
	Stock-based compensation expense	13,796	11,351	16,144
	(Tax benefit)/benefit reversal – stock based compensation expense	(356)	7,220	1,569
	Equity securities (gains)/losses, net	458	(2,872)	(2,211)
	Debt securities (gains)/losses, net	(1,836)	-	451
	(Gains)/losses on extinguishment of debt	(5,793)	4,166	-
	Loss on deconsolidation of securitization trusts	-	1,960	-
	Net (gains)/losses on sale/disposal of fixed assets	454	1,906	2,213
	Proceeds from sale of mortgage servicing rights	-	70,204	39,633
	Loans held-for-sale:
	Purchases	(9,731)	(23,960)	(136,147)
	Gross proceeds from settlements and sales	25,587	300,984	147,751
	(Gain)/loss due to fair value adjustments and other	(913)	(48,157)	20,181
	Net (increase)/decrease in:
	Trading securities	311,210	(392,806)	455,520
	Fixed income receivables	(21,172)	2,767	72,517
	Interest receivable	4,804	1,911	3,571
	Other assets	(80,309)	292,860	4,087
	Net increase/(decrease) in:
	Trading liabilities	(28,295)	225,966	(196,081)
	Fixed income payables	4,915	(3,016)	(89,156)
	Interest payable	(9,124)	169	(4,301)
	Other liabilities	(39,153)	(121,862)	(277,761)

	Total adjustments	269,850	470,688	393,004

	Net cash provided/(used) by operating activities	367,163	704,734	431,373

Investing	Available-for-sale securities:
Activities	Sales	69,650	7,829	63,787
	Maturities	664,335	627,487	899,591
	Purchases	(1,066,194)	(751,365)	(1,348,526)
	Held-to-maturity securities:
	Purchases	(10,000)	-	-
	Premises and equipment:
	Sales	41,143	3,507	765
	Purchases	(39,947)	(31,404)	(27,349)
	Net (increase)/decrease in:
	Loans	(1,194,776)	(866,107)	1,464,212
	Interests retained from securitizations classified as trading securities	1,731	1,692	5,482
	Interest-bearing cash	1,019,131	(891,670)	(349,940)
	Cash receipts related to divestitures	-	-	1,638
	Cash received/(paid) for acquisition, net	(5,087)	413,352	53,293

	Net cash provided/(used) by investing activities	(520,014)	(1,486,679)	762,953

Financing	Common stock:
Activities	Stock options exercised	7,219	1,864	651
	Cash dividends paid	(53,947)	(47,366)	(38,229)
	Repurchase of shares (a)	(32,648)	(43,579)	(91,533)
	Tax benefit/(benefit reversal) – stock based compensation expense	356	(7,220)	(1,569)
	Preferred stock issuance	-	-	95,624
	Cash dividends paid – preferred stock – noncontrolling interest	(11,559)	(11,465)	(11,465)
	Cash dividends paid – Series A preferred stock	(6,200)	(6,200)	(4,288)
	Term borrowings:
	Issuance	497,040	397,672	-
	Payments/maturities	(1,026,708)	(23,572)	(430,088)
	Increases in restricted and secured term borrowings	-	2,310	5,052
	Net cash paid to deconsolidate/collapse securitization trusts	-	(225,151)	-
	Net increase/(decrease) in:
	Deposits	1,555,280	898,232	(258,184)
	Short-term borrowings	(816,324)	89,916	(738,650)

	Net cash provided/(used) by financing activities	112,509	1,025,441	(1,472,679)

	Net increase/(decrease) in cash and cash equivalents	(40,342)	243,496	(278,353)

	Cash and cash equivalents at beginning of period	1,071,405	827,909	1,106,262

	Cash and cash equivalents at end of period	$1,031,063	$1,071,405	$827,909

Supplemental	Total interest paid	$90,722	$81,151	$97,387
Disclosures	Total taxes paid	14,990	77,779	5,437
	Total taxes refunded	33,909	3,947	26,113
	Transfer from loans to other real estate owned	12,530	20,877	23,340

Certain previously reported amounts have been reclassified to agree with current presentation.

See accompanying notes to consolidated financial statements.

(a)	2015, 2014 and 2013 include $28.4 million, $38.5 million and $87.6 million, respectively, repurchased under share repurchase programs.

FIRST HORIZON NATIONAL CORPORATION	87

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

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at fair market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in fixed income noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated Statements of Condition as “Fixed income receivables” or “Fixed income payables.” Retained interests from

88	FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

securitizations in the form of interest-only and principal-only strips and subordinated bonds from sales and securitizations of first lien mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Subordinated bonds are junior in priority. Cash receipts and payments are classified in investing activities on the Consolidated Statements of Cash Flows based on the purpose for which such financial assets were retained.

Investment Securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment (“OTTI”). The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and FHN’s intent and ability to hold the security. Securities that may be sold prior to maturity and equity securities are classified as securities available-for-sale (“AFS”) and are carried at fair value. The unrealized gains and losses on securities available-for-sale, including debt securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders’ equity and the Statements of Comprehensive Income. Debt securities which management has the intent and ability to hold (“HTM”) are reported at amortized cost.

Realized gains and losses for investment securities are determined by the specific identification method and reported in noninterest income. Declines in value judged to be other-than-temporary based on FHN’s analysis of the facts and circumstances related to an individual investment, including securities that FHN has the intent to sell, are also determined by the specific identification method. For HTM debt securities, OTTI recognized is typically credit-related and is reported in noninterest income. For impaired AFS debt securities that FHN does not intend to sell and will not be required to sell prior to recovery but for which credit losses exist, the OTTI recognized is separated between the total impairment related to credit losses which is reported in noninterest income, and the impairment related to all other factors which is excluded from earnings and reported, net of tax, as a component of other comprehensive income within shareholders’ equity and the Statements of Comprehensive Income.

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

FHN’s fixed income business utilizes securities borrowing arrangements as part of its trading operations. Securities borrowing transactions generally require FHN to deposit cash with the securities lender. The amount of cash advanced is recorded within Securities purchased under agreements to resell in the Consolidated Statements of Condition. These transactions are not considered purchases and the securities borrowed are not recognized by FHN. FHN does not conduct securities lending transactions.

FIRST HORIZON NATIONAL CORPORATION	89

Note 1  ❑  Summary of Significant Accounting Policies (continued)

Loans Held-for-Sale. Prior to fourth quarter 2008, FHN originated first lien mortgage loans (“the warehouse”) for the purpose of selling them in the secondary market through sales to government sponsored enterprises (“GSEs”), through proprietary securitizations, and to a lesser extent through other whole loan sales. In addition, FHN sold certain of the second lien mortgages and home equity lines of credit (“HELOC”) it produced in the secondary market through securitizations and whole loan sales through third quarter 2007.

Loans originated or purchased in which management lacks the intent to hold are included in loans held-for-sale in the Consolidated Statements of Condition. FHN has elected the fair value option on a prospective basis for almost all types of mortgage loans held for sale. Such loans are carried at fair value, with changes in the fair value recognized in the mortgage banking noninterest income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded by FHN when earned and related direct loan origination costs are recognized when incurred. See Note 24 – Fair Value of Assets and Liabilities for additional information. FHN accounts for all mortgage loans held-for-sale which were originated prior to 2008 and for mortgage loans held-for-sale for which fair value accounting was not elected at the lower of cost or market value (“LOCOM”).

Mortgage loans insured by the Federal Housing Administration (“FHA”) and mortgage loans guaranteed by the Veterans Administration (“VA”) were generally securitized through the Government National Mortgage Association (“GNMA”, “Ginnie Mae”, or “Ginnie”) programs. Generally, conforming conventional loans were securitized through GSEs such as the Federal National Mortgage Association (“FNMA”, “Fannie Mae”, or “Fannie”) and the Federal Home Loan Mortgage Corporation (“FHLMC”, “Freddie Mac” or “Freddie”). In addition, FHN completed proprietary securitizations of nonconforming first lien and second lien mortgages and HELOC, which did not conform to the requirements for sale or securitization through government agencies. All of these securitizations were accounted for as sales.

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

Nonaccrual and Past Due Loans. Generally, loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance due to insufficient collateral value and past due status, or on a case-by- case basis if FHN continues to receive payments, but there are atypical loan structures or other borrower-specific issues.

•	The accrual status policy for commercial troubled debt restructurings (“TDRs”) follows the same internal policies and procedures as other commercial portfolio loans.

•

Residential real estate secured loans discharged in bankruptcy that have not been reaffirmed by the borrower (“discharged bankruptcies”) are placed on nonaccrual regardless of delinquency status and are reported as TDRs.

•

Current second lien residential real estate loans that are junior to first liens are placed on nonaccrual status if they are 90 or more days past due, are a bankruptcy, or are a troubled debt restructuring.

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

Generally, commercial and retail loans within each portfolio segment and class that have been placed on nonaccrual status can be returned to accrual status if all principal and interest is current and FHN expects full repayment of the remaining contractual principal and interest. This typically requires that a borrower make payments in accordance with the contractual terms for a sustained period of time (generally for a minimum of six months) before being returned to accrual status. For TDRs, FHN may also consider a borrower’s sustained historical repayment performance for a reasonable time prior to the restructuring in assessing whether the borrower can meet the restructured terms, as it may indicate whether the borrower is capable of servicing the level of debt under the modified terms.

Residential real estate loans discharged through Chapter 7 bankruptcy and not reaffirmed by the borrower are not returned to accrual status. For current second liens that have been placed on nonaccrual because the first lien is 90 or more days past due or is a TDR or bankruptcy, the second lien may be returned to accrual upon pay-off or cure of the first lien.

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

Impaired Loans. Impaired loans include nonaccrual commercial loans greater than $1 million and modified consumer and commercial loans that have been classified as a TDR and are individually measured for impairment under the guidance of ASC 310. See Note 4 – Loans for a discussion of methodologies utilized by FHN to measure impairment. TDRs are always reported as such unless the TDR has exhibited sustained performance, was reported as a TDR over a year-end, and the modified terms were market-based at the time of modification.

Purchased Credit-Impaired Loans. ASC 310-30 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, provides guidance for acquired loans that have exhibited deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured (“PCI loans”). PCI loans are initially recorded at fair value which is estimated by discounting expected cash flows at acquisition date. The expected cash flows include all contractually expected amounts (including interest) and incorporate an estimate for future expected credit losses, pre-payment assumptions, and yield requirement for a market participant, among other things. To the extent possible, certain PCI loans were aggregated into pools with composite interest rate and cash flows expected to be collected for the pool. Aggregation into loan pools is based upon common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics. Each PCI pool is accounted for as a single unit.

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

Allowance for Loan Losses. The ALLL is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. The ALLL is increased by the provision for loan losses and loan recoveries and is decreased by loan charge-offs. The ALLL is determined in accordance with ASC 450-20-50 “Contingencies – Accruals for Loss Contingencies” and is composed of reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans. The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics. Additionally, the ALLL includes specific reserves established in accordance with ASC 310-10-35 for loans determined by management to be individually impaired as well as reserves associated with PCI loans. Management uses analytical models to estimate probable incurred losses in the loan portfolio as of the balance sheet date. The models, which are primarily driven by historical losses, are carefully reviewed to identify trends that may not be captured in the historical loss factors used in the models. Management uses qualitative adjustments for those items not yet captured in the models like current events, recent trends in the portfolio, current underwriting guidelines, and local and macroeconomic trends, among other things. The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment. See Note 5 – Allowance for Loan Losses for a discussion of FHN’s ALLL methodology and a description of the models utilized in the estimation process for the commercial and consumer loan portfolios.

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

Future adjustments to the ALLL may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations or upon future regulatory guidance. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

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

Real Estate Acquired by Foreclosure. Real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Losses arising at foreclosure are charged to the appropriate valuation allowance. Prior to January 1, 2015, properties acquired by foreclosure in compliance with HUD servicing guidelines are included in “Real estate acquired by foreclosure” and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2015, FHN had $8.1 million of these foreclosed properties.

Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of “Other intangible assets” and “Goodwill.” Other intangible assets represents intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives. Assets related to deposit bases are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired businesses less identifiable intangible assets. On an annual basis, FHN assesses goodwill for impairment.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with ASC 815 which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders’ equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies. FHN has elected to present its derivative assets and liabilities gross on the Consolidated Statements of Condition. Amounts of collateral posted or received have not been netted with the related derivatives. See Note 22 – Derivatives for discussion on netting of derivatives.

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

Note 1  ❑  Summary of Significant Accounting Policies (continued)

hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 22 – Derivatives for additional information.

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

FHN records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more- likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized.

FHN’s ASC 740 policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties are included within the related tax asset/liability line in the consolidated balance sheet.

FHN uses the flow-through method to account for federal investment tax credits earned on eligible research and development expenditures and for state investment tax credits. Under this method, the investment tax credits are recognized as a reduction to income tax expense in the year they are earned.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2012. FHN is currently under audit in several states.

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

Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. Stock options are valued using an option-pricing model, such as Black-Scholes. Restricted and performance shares and share units are valued at the stock price on the grant date. Awards with post-vesting transfer restrictions are discounted using models that reflect market considerations for illiquidity. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period) and is adjusted for anticipated forfeitures. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date. Performance awards with pre-grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. Awards are amortized using the nonsubstantive vesting methodology which requires that expense associated with awards having only service vesting criteria that continue vesting after retirement be recognized over a period ending no later than an employee’s retirement eligibility date.

Repurchase and Foreclosure Provision. The repurchase and foreclosure provision is the charge to earnings necessary to maintain the liability at a level that reflects management’s best estimate of losses associated with the repurchase of loans previously transferred in whole loans sales or securitizations, or make whole requests as of the balance sheet date. See Note 17 – Contingencies and Other Disclosures for discussion related to FHN’s obligations to repurchase such loans.

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

Summary of Accounting Changes. In September 2015, the FASB issued ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments.” ASU 2015-16 requires that measurement-period adjustments to provisional amounts recognized in a business combination be recorded in the period in which they are identified. The cumulative effect on the income statement should be recognized in the same period as if the accounting had been completed as of the acquisition date. Previously, measurement-period adjustments required revision of the initial balance sheet for an acquisition with corresponding revision of all affected prior period financial statements. ASU 2015-16 requires disclosure of the income statement effects by line item when measurement-period adjustments are recognized. ASU 2015-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early application is permitted for reporting periods for which financial statements have not yet been issued. FHN has elected to early adopt the provisions of ASU 2015-16 because it considers the revised guidance to be more effective in communicating the financial statement effects of measurement-period adjustments.

In January 2014, the FASB issued ASU 2014-01, “Equity Method and Joint Ventures: Accounting for Investments in Qualified Affordable Housing Projects.” ASU 2014-01 permits reporting entities to make an

FIRST HORIZON NATIONAL CORPORATION	95

Note 1  ❑  Summary of Significant Accounting Policies (continued)

accounting policy election to account for their investments in qualified affordable housing projects using a proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense/(benefit). A reporting entity should evaluate whether the conditions have been met to apply the proportional amortization method to an investment in a qualified affordable housing project through a limited liability entity at the time of initial investment on the basis of facts and circumstances that exist at that time. A reporting entity should reevaluate the conditions upon the occurrence of certain specified events. An investment in a qualified affordable housing project through a limited liability entity should be tested for impairment when there are events or changes in circumstances indicating that it is more likely than not that the carrying amount of the investment will not be realized. For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment. The decision to apply the proportional amortization method of accounting is an accounting policy decision that should be applied consistently to all qualifying affordable housing project investments rather than a decision to be applied to individual investments. The provisions of ASU 2014-01 are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014.

Effective January 1, 2015, FHN retroactively adopted the requirements of ASU 2014-01 with an election to use the proportional amortization method for all qualifying investments. FHN believes the proportional amortization method better represents the economics of its qualified affordable housing investments and provides users with a better understanding of the returns from such investments when compared to the equity method. FHN will continue to use the equity method for non-qualifying affordable housing investments and its other tax credit investments. The cumulative effects of the retrospective application of the change in amortization method are summarized in the tables below.

(Dollars in thousands, except per share amounts)	As of December 31,
2014

Increase/(decrease) to previously reported Consolidated Statements of Condition amounts
Other assets	$(4,700)
Other liabilities	4,678
Undivided profits	(9,378)

	For the Year Ended December 31
	2014	2013

Increase/(decrease) to previously reported Consolidated Statements of Income amounts
Other expense	$(8,680)	$(10,082)
Provision/(benefit) for income taxes	5,684	12,780
Income/(loss) available to common shareholders	2,996	(2,698)
Diluted earnings/(loss) per share	0.01	(0.01)

Investment balances, including all legally binding commitments to fund future investments, are included in Other assets on the Consolidated Statements of Condition. A liability is recognized in Other liabilities on the Consolidated Statements of Condition for all legally binding unfunded commitments to fund qualifying LIHTC investments. Amortization and other write-downs of qualifying LIHTC investments are presented on a net basis as a component of the Provision/(benefit) for income taxes on the Consolidated Statements of Income, while amortization and write-downs of non-qualifying LIHTC and other tax credit investments are recorded in Other expense. The income tax credits and deductions are recorded as a reduction of income tax expense and a reduction of federal income taxes payable.

96	FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

In January 2014, the FASB issued ASU 2014-04, “Receivables – Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.” ASU 2014-04 clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. ASU 2014-04 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity is required to adopt ASU 2014-04 using either a modified retrospective transition method or a prospective transition method. Under the modified retrospective transition method, an entity should apply ASU 2014-04 by means of a cumulative-effect adjustment to residential consumer mortgage loans and foreclosed residential real estate properties existing as of the beginning of the annual period for which the amendments are effective. FHN adopted the requirements of ASU 2014-04 prospectively and this did not have a material effect on FHN’s statements of condition, results of operation or cash flows.

In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” ASU 2014-11 makes two changes to accounting for repurchase agreements. First, it requires secured borrowing accounting for repurchase-to-maturity transactions. Second, it requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. ASU 2014-11 also requires additional disclosures for repurchase transactions that are recognized as secured borrowings, including disaggregation by class of collateral, the remaining contractual tenor of the arrangements and the risks inherent in the agreements. Adoption of ASU 2014-11 will only affect FHN’s disclosures as it does not execute repurchase-to maturity or repurchase financing transactions. These disclosure revisions are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. FHN revised its disclosures upon adoption of ASU 2014-11.

In August 2014, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure.” ASU 2014-14 requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if 1) the loan has a government guarantee that is not separable from the loan before foreclosure, 2) at the time of foreclosure the creditor has the intent to convey the real estate to the guarantor and make a recoverable claim on the guarantee and 3) at the time of foreclosure any amount of the claim that is based on the fair value of the real estate is fixed. For qualifying foreclosures, the amount of the receivable recognized should be measured based on the amount of the loan balance expected to be recovered from the guarantor. ASU 2014-14 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014 and may be adopted through either a prospective only approach or through a reclassification from other real estate owned to other receivable on the effective date. FHN adopted the requirements for ASU 2014-14 prospectively for transactions occurring after its effective date and this did not have a material effect on FHN’s statements of condition, results of operation or cash flows.

Effective January 2014, FHN adopted provisions of FASB ASU 2013-11“Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Generally, ASU 2013-11 requires that an unrecognized tax benefit should reduce a deferred tax asset (“DTA”) that has been established for a net operating loss (“NOL”), a tax credit carryforward, or other similar tax losses. However, if a filer does not have such carryforwards or similar tax losses at the reporting date, the uncertain tax position should be recorded as a liability. If a filer does have a DTA, but is not required by tax law of the applicable jurisdiction to use the DTA to settle additional taxes from the disallowance of a tax position and that is the filer’s intent, the uncertain tax position should be recognized as a liability in that situation as well and not netted with the DTA. The assessment of whether a DTA is available is based on the unrecognized tax benefit and DTA that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The adoption

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

Accounting Changes Issued but Not Currently Effective. In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 does not change revenue recognition for financial instruments. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The effective date of ASU 2014-09 has been deferred to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016, and associated interim

98	FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

periods. Transition to the new requirements may be made by retroactively revising prior financial statements (with certain practical expedients permitted) or by a cumulative effect through retained earnings. If the latter option is selected, additional disclosures are required for comparability. FHN is evaluating the effects of ASU 2014-09 on its revenue recognition practices.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition in determining expense recognition for the award. Thus, compensation cost is recognized over the requisite service period based on the probability of achievement of the performance condition. Expense is adjusted after the requisite service period for changes in the probability of achievement. ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The adoption of ASU 2014-12 will have no effect on FHN.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If such events or conditions exist, additional disclosures are required and management should evaluate whether its plans sufficiently alleviate the substantial doubt. ASU 2014-15 is effective for the annual period ending after December 15, 2016 and all interim and annual periods thereafter. The provisions of ASU 2014-15 are not anticipated to affect FHN.

In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis.” ASU 2015-02 revises current consolidation guidance to modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities. ASU 2015-02 also eliminates the presumption that a general partner should consolidate a limited partnership, revises the consolidation analysis for reporting entities that have fee arrangements and related party relationships with variable interest entities, and provides a scope exception for entities with interests in registered money market funds. ASU 2015-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. FHN has evaluated the provisions of ASU 2015-02 on its consolidation assessments and there will not be a significant effect upon adoption.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented as a direct reduction from the carrying value of that debt liability, consistent with debt discounts. ASU 2015-03 requires application on a retrospective basis, with prior periods revised to reflect the effects of adoption. ASU 2015-03 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Consistent with current requirements, FHN currently classifies debt issuance costs within Other assets in the Consolidated Statements of Condition. ASU 2015-03 will have no effect on FHN’s recognition of interest expense.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 makes several revisions to the accounting, presentation and disclosure for financial instruments. Equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) are required to be measured at fair value with changes in fair value recognized in net income. An entity may elect to measure equity investments that do not have readily determinable market values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar instruments from the same issuer. ASU 2016-01 also requires a qualitative impairment review for equity investments without readily determinable fair values, with measurement at fair value required if impairment is determined to exist. For liabilities for which fair value has been elected, ASU 2016-01 revises current accounting to record the portion of fair value changes resulting from instrument-specific credit risk within other comprehensive income rather than earnings. Additionally, ASU 2016-01 clarifies that the need for a valuation allowance on a deferred tax asset related to available-for-sale securities should be assessed in combination with all other deferred tax assets rather than being assessed in isolation. ASU 2016-01 also makes several changes

FIRST HORIZON NATIONAL CORPORATION	99

Note 1  ❑  Summary of Significant Accounting Policies (continued)

to existing fair value presentation and disclosure requirements, including a provision that all disclosures must use an exit price concept in the determination of fair value. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. FHN is evaluating the impact of ASU 2016-01 on its current accounting and disclosure practices.

Note 2  ❑  Acquisitions and Divestitures

On October 2, 2015, FHN completed its acquisition of TrustAtlantic Financial Corporation (“TrustAtlantic Financial” or “TAF”), and its wholly-owned bank subsidiary TrustAtlantic Bank (“TAB”), for an aggregate of 5,093,657 shares of FHN common stock and $23.9 million in cash in a transaction valued at $96.7 million. Prior to the acquisition TAF and TAB were headquartered in Raleigh, North Carolina, where TAB had five branches located in the communities of Raleigh, Cary and Greenville. TAB merged into FTBNA on October 16, 2015 and the TAB branches became First Tennessee branches upon closing that merger. The acquisition expanded and strengthened FHN’s market share in its Mid-Atlantic region.

The following schedule details acquired assets and liabilities and consideration paid, as well as adjustments to record the assets and liabilities at their estimated fair values:

(Dollars in thousands)	TrustAtlantic Financial Corporation
	As Acquired	Purchase Accounting/ Fair Value Adjustments	As recorded by FHN

Assets:
Cash and cash equivalents	$18,801	$-	$18,801
Securities available-for-sale	73,822	(10)	73,812
Loans, net of unearned income	298,050	(16,106)	281,944
Allowance for loan losses	(4,639)	4,639	-
Core deposit intangible	84	1,866	1,950
Goodwill	3,721	(3,721)	-
Premises and equipment	2,353	1,214	3,567
Real estate acquired by foreclosure	1,018	(95)	923
Deferred tax asset	2,940	4,262	7,202
Other assets	10,638	1,135	11,773

Total assets acquired	$406,788	$(6,816)	$399,972

Liabilities:
Deposits	$342,788	$1,300	$344,088
Other liabilities	3,173	1,407	4,580

Total liabilities assumed	345,961	2,707	348,668

Net Assets Acquired	$60,827	$(9,523)	51,304

Consideration paid:
Equity Consideration			(72,791)
Cash			(23,888)

Total consideration paid			(96,679)

Goodwill			$45,375

In relation to the acquisition, FHN recorded $45.4 million in goodwill, representing the excess of acquisition consideration over the estimated fair value of net assets acquired (refer to Note 7 – Intangible Assets for additional information). This goodwill is the result of expected operational synergies, expansion in the Mid-Atlantic region and other factors, and only an immaterial amount of goodwill is expected to be deductible for tax purposes. FHN’s

100	FIRST HORIZON NATIONAL CORPORATION

Note 2  ❑  Acquisitions and Divestitures (continued)

operating results for 2015 include the operating results of the acquired assets and assumed liabilities of TAF subsequent to the acquisition on October 2, 2015.

On October 17, 2014, First Tennessee Bank National Association (“FTBNA”) purchased thirteen bank branches in Middle and East Tennessee. The fair value of the acquired assets totaled $437.6 million, including $413.4 million in cash, $7.5 million in fixed assets, and $15.7 million of goodwill and intangible assets. FTBNA also assumed $437.2 million of deposits associated with these branches. FTBNA paid a deposit premium of 3.32 percent and acquired an immaterial amount of loans as part of the transaction. FHN’s operating results for 2015 and 2014 include the impact of branch activity subsequent to the October 17, 2014 closing date.

On June 7, 2013, FTBNA acquired substantially all of the assets and liabilities of Mountain National Bank “(MNB”) a community bank headquartered in Sevierville, Tennessee from the Federal Deposit Insurance Corporation (“FDIC”), as receiver, pursuant to a purchase and assumption agreement. Prior to the acquisition, MNB operated 12 branches in Sevier and Blount counties in eastern Tennessee. Excluding purchase accounting adjustments, FHN acquired approximately $452 million in assets, including approximately $249 million in loans, and assumed approximately $362 million of MNB deposits. There was no premium associated with the acquired deposits and assets were acquired at a discount of $33 million from book value. FHN did not enter into a loss-sharing agreement with the FDIC associated with the MNB purchase.

The following schedule details significant assets acquired and liabilities assumed from the FDIC for MNB and purchase accounting/fair value adjustments:

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

FHN’s operating results for 2015, 2014 and 2013 include the operating results of the acquired assets and assumed liabilities of MNB subsequent to the acquisition on June 7, 2013.

FIRST HORIZON NATIONAL CORPORATION	101

Note 2  ❑  Acquisitions and Divestitures (continued)

In relation to the branch acquisition and the MNB acquisition, FHN recorded $4.0 million and $7.7 million, respectively, in goodwill, representing the excess of the estimated fair value of liabilities assumed over the estimated fair value of the assets acquired (refer to Note 7 – Intangible Assets for additional information). Of these amounts, $4.0 million and $4.4 million, respectively, is expected to be deductible for tax purposes.

In addition to the transactions mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3  ❑  Investment Securities

The following tables summarize FHN’s investment securities on December 31, 2015 and 2014:

(Dollars in thousands)	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale (“AFS”):
U.S. treasuries	$100	$-	$-	$100
Government agency issued mortgage-backed securities (“MBS”)	1,555,798	23,437	(5,624)	1,573,611
Government agency issued collateralized mortgage obligations (“CMO”)	2,181,998	10,566	(22,881)	2,169,683
Other U.S. government agencies	102	-	-	102
States and municipalities	1,500	-	-	1,500
Equity and other (a)	184,850	-	-	184,850

Total securities available-for-sale (b)	$3,924,348	$34,003	$(28,505)	$3,929,846

Securities held-to-maturity (“HTM”):
States and municipalities	$4,320	$989	$-	$5,309
Corporate bonds	10,000	40	-	10,040

Total securities held-to-maturity	$14,320	$1,029	$-	$15,349

(a)	Includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $65.8 million. The remainder is money market, mutual funds, and cost method investments.

(b)	Includes $2.9 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

(Dollars in thousands)	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale:
U.S. treasuries	$100	$-	$-	$100
Government agency issued MBS	716,618	35,287	(740)	751,165
Government agency issued CMO	2,615,620	22,026	(26,380)	2,611,266
Other U.S. government agencies	1,755	52	-	1,807
States and municipalities	10,205	-	-	10,205
Equity and other (a)	182,184	-	(114)	182,070

Total securities available-for-sale (b)	$3,526,482	$57,365	$(27,234)	$3,556,613

Securities held-to-maturity:
States and municipalities	$4,292	$1,112	$-	$5,404

Total securities held-to-maturity	$4,292	$1,112	$-	$5,404

(a)	Includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $66.0 million. The remainder is money market, mutual funds, and cost method investments.

(b)	Includes $3.3 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

102	FIRST HORIZON NATIONAL CORPORATION

Note 3  ❑  Investment Securities (continued)

The amortized cost and fair value by contractual maturity for the available-for-sale and held-to-maturity securities portfolios on December 31, 2015, are provided below:

(Dollars in thousands)	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Within 1 year	$-	$-	$1,500	$1,500
After 1 year; within 5 years	-	-	100	100
After 5 years; within 10 years	-	-	102	102
After 10 years	14,320	15,349	-	-

Subtotal	14,320	15,349	1,702	1,702

Government agency issued MBS and CMO (a)	-	-	3,737,796	3,743,294
Equity and other	-	-	184,850	184,850

Total	$14,320	$15,349	$3,924,348	$3,929,846

(a)	Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on gross gains and gross losses from investment securities for the twelve months ended December 31:

(Dollars in thousands)	Available-for-Sale
	2015	2014	2013

Gross gains on sales of securities	$5,630	$5,867	$4,078
Gross (losses) on sales of securities	(3,503)	-	(1,193)

Net gain/(loss) on sales of securities (a)	$2,127	$5,867	$2,885

Venture capital investments (b)	-	(2,995)	-
Net OTTI recorded (c)	(749)	-	(1,125)

Total securities gain/(loss), net	$1,378	$2,872	$1,760

(a)

Proceeds from sales during 2015 and 2013 were $69.7 million and $63.8 million, respectively. Proceeds from sales during 2014 were $9.2 million, inclusive of $1.4 million of equity securities. 2015 includes a $1.8 million gain from an exchange of approximately $335 million of AFS debt securities.

(b)	Includes losses on sales, write-offs and/or unrealized fair value adjustments related to venture capital investments.

(c)	OTTI recorded in 2015 and 2013 is related to equity securities.

FIRST HORIZON NATIONAL CORPORATION	103

Note 3  ❑  Investment Securities (continued)

The following tables provide information on investments within the available-for-sale portfolio that had unrealized losses as of December 31, 2015 and 2014:

(Dollars in thousands)	As of December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government agency issued CMO	$1,014,843	$(10,846)	$359,559	$(12,035)	$1,374,402	$(22,881)
Government agency issued MBS	837,628	(4,815)	30,784	(809)	868,412	(5,624)

Total temporarily impaired securities	$1,852,471	$(15,661)	$390,343	$(12,844)	$2,242,814	$(28,505)

(Dollars in thousands)	As of December 31, 2014
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government agency issued CMO	$179,661	$(869)	$964,267	$(25,511)	$1,143,928	$(26,380)
Government agency issued MBS	32,141	(8)	35,849	(732)	67,990	(740)

Total debt securities	211,802	(877)	1,000,116	(26,243)	1,211,918	(27,120)

Equity	967	(80)	9	(34)	976	(114)

Total temporarily impaired securities	$212,769	$(957)	$1,000,125	$(26,277)	$1,212,894	$(27,234)

FHN has reviewed investment securities that were in unrealized loss positions in accordance with its accounting policy for OTTI and does not consider them other-than-temporarily impaired. For debt securities with unrealized losses, FHN does not intend to sell them and it is more-likely-than-not that FHN will not be required to sell them prior to recovery. The decline in value is primarily attributable to changes in interest rates and not credit losses. For equity securities, FHN has both the ability and intent to hold these securities for the time necessary to recover the amortized cost.

104	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans

The following table provides the balance of loans by portfolio segment as of December 31, 2015 and 2014:

(Dollars in thousands)	December 31
	2015	2014

Commercial:
Commercial, financial, and industrial	$10,436,390	$9,007,286
Commercial real estate	1,674,935	1,277,717
Retail:
Consumer real estate (a)	4,766,518	5,048,071
Permanent mortgage	454,123	538,961
Credit card & other	354,536	358,131

Loans, net of unearned income	$17,686,502	$16,230,166
Allowance for loan losses	210,242	232,448

Total net loans	$17,476,260	$15,997,718

(a)	Balances as of December 31, 2015 and 2014, include $52.8 million and $76.8 million of restricted real estate loans, respectively. See Note 21 – Variable Interest Entities for additional information.

COMPONENTS OF THE LOAN PORTFOLIO

The loan portfolio is disaggregated into segments and then further disaggregated into classes for certain disclosures. GAAP defines a portfolio segment as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e., amortized cost or purchased credit-impaired), risk characteristics of the loan, and FHN’s method for monitoring and assessing credit risk. Commercial loan portfolio segments include commercial, financial and industrial (“C&I”) and commercial real estate (“CRE”). Commercial classes within C&I include general C&I, loans to mortgage companies, the trust preferred loans (“TRUPS”) (i.e. long-term unsecured loans to bank and insurance–related businesses) portfolio and purchased credit-impaired (“PCI”) loans. Loans to mortgage companies include commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Commercial classes within CRE include income CRE, residential CRE and PCI loans. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other portfolio. Retail classes include HELOC, real estate (“R/E”) installment and PCI loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other.

Concentrations

FHN has a concentration of residential real estate loans (30 percent of total loans), the majority of which is in the consumer real estate segment (27 percent of total loans). Loans to finance and insurance companies total $2.2 billion (21 percent of the C&I portfolio, or 13 percent of the total loans). FHN had loans to mortgage companies totaling $1.7 billion (16 percent of the C&I segment, or 9 percent of total loans) as of December 31, 2015. As a result, 37 percent of the C&I segment was sensitive to impacts on the financial services industry.

Restrictions

On December 31, 2015, $6.9 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, as of December 31, 2014 and 2015, FHN pledged all of its held-to-maturity first and second lien mortgages and HELOCs, excluding restricted real estate loans to secure potential borrowings from the FHLB-Cincinnati. Restricted loans secure borrowings associated with consolidated VIEs. See Note 21 – Variable Interest Entities for additional discussion.

FIRST HORIZON NATIONAL CORPORATION	105

Note 4  ❑  Loans (continued)

Loan Sales

In third quarter 2014, FHN sold certain loans held-for-sale. See Note 24 – Fair Value of Assets & Liabilities for further detail.

Acquisition

On October 2, 2015, FHN completed its acquisition of TAF, and its wholly-owned bank subsidiary TAB. The acquisition included $298.1 million in unpaid principal balance of loans with a fair value of $281.9 million. Generally, the fair value for the acquired loans is estimated using a discounted cash flow analysis with significant unobservable inputs (Level 3) including adjustments for expected credit losses, prepayment speeds, current market rates for similar loans, and an adjustment for investor-required yield given product-type and various risk characteristics. See Note 2 – Acquisitions and Divestitures for additional information.

At acquisition, FHN designated certain loans as PCI with the remaining loans accounted for under ASC 310-20, “Nonrefundable Fees and Other Costs”. For loans accounted for under ASC 310-20, the difference between the loans’ book value to TAB and the estimated fair value at the time of the acquisition will be accreted into interest income over the remaining contractual life and the subsequent accounting and reporting will be similar to FHN’s originated loan portfolio.

Purchased Credit-Impaired Loans

The following table reflects FHN’s contractually required payments receivable, cash flows expected to be collected and the fair value of PCI loans at the acquisition date of October 2, 2015.

(Dollars in thousands)	October 2, 2015

Contractually required payments including interest	$27,340
Less: nonaccretable difference	(4,066)

Cash flows expected to be collected	23,274
Less: accretable yield	(3,088)

Fair value of loans acquired	$20,186

The following table presents a rollforward of the accretable yield for the years ended December 31, 2015 and 2014:

(Dollars in thousands)	Years Ended December 31
	2015	2014

Balance, beginning of period	$14,714	$13,490
Additions	3,165	495
Accretion	(7,184)	(7,090)
Adjustment for payoffs	(3,513)	(1,575)
Adjustment for charge-offs	(466)	(79)
Increase in accretable yield (a)	1,826	9,473

Balance, end of period	$8,542	$14,714

(a)	Includes changes in the accretable yield due to both transfers from the nonaccretable difference and the impact of changes in the expected timing of the cash flows.

At December 31, 2015, the ALLL related to PCI loans was $1.7 million compared to $3.2 million as of December 31, 2014. Net charge-offs recognized during 2015 were $1.1 million, compared to $.1 million in 2014. The loan loss provision credit for 2015 was $0.5 million with a loan loss provision expense of $2.5 million during

106	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

2014. The following table reflects the outstanding principal balance and carrying amounts of PCI loans as of December 31, 2015 and 2014:

(Dollars in thousands)	December 31, 2015		December 31, 2014
	Carrying value	Unpaid balance	Carrying value	Unpaid balance

Commercial, financial and industrial	$16,063	$18,573	$5,044	$5,813
Commercial real estate	19,929	25,504	32,553	43,246
Consumer real estate	3,672	4,533	598	868
Credit card and other	52	76	10	14

Total	$39,716	$48,686	$38,205	$49,941

Impaired Loans

The following tables provide information at December 31, 2015 and 2014, by class related to individually impaired loans and consumer TDR’s. Recorded investment is defined as the amount of the investment in a loan, before valuation allowance but which does reflect any direct write-down of the investment. For purposes of this disclosure, PCI loans and net LOCOM have been excluded.

(Dollars in thousands)	2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Impaired loans with no related allowance recorded:
Commercial:
General C&I	$6,070	$7,751	$-	$9,858	$-
Income CRE	2,468	9,389	-	4,091	-
Residential CRE	-	-	-	144	-

Total	$8,538	$17,140	$-	$14,093	$-

Retail:
HELOC (a)	$10,819	$27,125	$-	$12,069	$-
R/E installment loans (a)	4,285	5,525	-	4,609	-
Permanent mortgage (a)	4,830	6,983	-	6,408	-

Total	$19,934	$39,633	$-	$23,086	$-

Impaired loans with related allowance recorded:
Commercial:
General C&I	$21,063	$23,335	$2,718	$23,824	$1,047
TRUPS	3,339	3,700	925	12,149	-
Income CRE	5,170	6,477	390	6,671	148
Residential CRE	1,417	1,886	91	1,488	32

Total	$30,989	$35,398	$4,124	$44,132	$1,227

Retail:
HELOC	$89,434	$91,734	$14,392	$87,099	$2,137
R/E installment loans	61,146	62,148	16,886	67,032	1,460
Permanent mortgage	97,631	110,259	15,463	101,343	1,933
Credit card & other	377	382	167	434	14

Total	$248,588	$264,523	$46,908	$255,908	$5,544

Total commercial	$39,527	$52,538	$4,124	$58,225	$1,227

Total retail	$268,522	$304,156	$46,908	$278,994	$5,544

Total impaired loans	$308,049	$356,694	$51,032	$337,219	$6,771

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

FIRST HORIZON NATIONAL CORPORATION	107

Note 4  ❑  Loans (continued)

(Dollars in thousands)	2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Impaired loans with no related allowance recorded:
Commercial:
General C&I	$9,558	$10,851	$-	$15,826	$-
TRUPS	-	-	-	813	-
Income CRE	8,528	16,242	-	7,671	-
Residential CRE	1,148	1,827	-	718	-

Total	$19,234	$28,920	$-	$25,028	$-

Retail:
HELOC (a)	$13,379	$32,471	$-	$15,670	$-
R/E installment loans (a)	4,819	6,247	-	7,855	-
Permanent mortgage (a)	7,258	9,374	-	7,798	-

Total	$25,456	$48,092	$-	$31,323	$-

Impaired loans with related allowance recorded:
Commercial:
General C&I	$13,295	$17,644	$863	$23,382	$310
TRUPS	13,460	13,700	4,310	13,524	-
Income CRE	8,384	9,756	650	9,944	286
Residential CRE	1,370	5,331	146	5,553	190

Total	$36,509	$46,431	$5,969	$52,403	$786

Retail:
HELOC	$84,169	$86,252	$18,942	$77,306	$1,799
R/E installment loans	70,858	72,094	21,836	73,374	1,198
Permanent mortgage	106,201	119,421	16,627	111,528	2,823
Credit card & other	533	533	254	596	26

Total	$261,761	$278,300	$57,659	$262,804	$5,846

Total commercial	$55,743	$75,351	$5,969	$77,431	$786

Total retail	$287,217	$326,392	$57,659	$294,127	$5,846

Total impaired loans	$342,960	$401,743	$63,628	$371,558	$6,632

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

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

Note 4  ❑  Loans (continued)

The following tables provide the balances of commercial loan portfolio classes with associated allowance, disaggregated by PD grade as of December 31, 2015 and 2014:

(Dollars in thousands)	December 31, 2015
	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses

PD Grade:
1	$564,684	$-	$-	$601	$-	$565,285	5%	$130
2	598,402	-	-	10,267	123	608,792	5	320
3	502,548	415,532	-	85,021	-	1,003,101	8	356
4	877,443	432,477	-	157,213	12,125	1,479,258	12	1,091
5	1,169,245	263,396	-	221,528	7,308	1,661,477	14	7,000
6	1,190,011	387,095	-	388,239	10,377	1,975,722	16	10,779
7	1,474,613	155,799	-	348,703	13,363	1,992,478	16	14,410
8	797,679	15,609	-	193,338	733	1,007,359	8	16,520
9	453,948	-	-	48,599	1,742	504,289	4	9,644
10	253,658	-	-	64,728	14,450	332,836	3	5,327
11	190,647	-	-	18,825	919	210,391	2	5,676
12	78,463	-	-	17,656	4,132	100,251	1	2,728
13	142,690	-	305,027	4,572	259	452,548	4	5,289
14,15,16	120,875	-	-	18,793	1,178	140,846	1	14,229

Collectively evaluated for impairment	8,414,906	1,669,908	305,027	1,578,083	66,709	12,034,633	99	93,499
Individually evaluated for impairment	27,133	-	3,339	7,638	1,417	39,527	1	4,124
Purchased credit-impaired loans	16,077	-	-	16,665	4,423	37,165	-	1,173

Total commercial loans	$8,458,116	$1,669,908	$308,366	$1,602,386	$72,549	$12,111,325	100%	$98,796

(Dollars in thousands)	December 31, 2014
	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percent of Total	Allowance for Loan Losses

PD Grade:
1	$450,465	$-	$-	$136	$60	$450,661	4%	$70
2	434,945	-	-	1,344	236	436,525	4	130
3	566,364	134,230	-	73,812	230	774,636	8	201
4	589,341	202,287	-	45,084	232	836,944	8	408
5	821,012	247,058	-	216,628	3,835	1,288,533	13	2,372
6	1,162,551	314,671	-	175,007	5,218	1,657,447	16	5,286
7	1,325,968	157,410	-	224,226	6,669	1,714,273	17	8,517
8	699,334	42,730	-	200,463	7,664	950,191	9	9,307
9	531,979	58,997	-	117,782	834	709,592	7	8,901
10	244,574	5,635	-	38,253	739	289,201	3	4,806
11	287,940	-	-	31,712	938	320,590	3	6,887
12	117,431	-	-	29,453	1,038	147,922	1	4,622
13	87,840	-	325,882	6,116	1,166	421,004	4	3,590
14,15,16	157,868	-	-	29,579	4,204	191,651	2	21,411

Collectively evaluated for impairment	7,477,612	1,163,018	325,882	1,189,595	33,063	10,189,170	99	76,508
Individually evaluated for impairment	22,853	-	12,845	16,912	2,518	55,128	1	5,969
Purchased credit-impaired loans	5,076	-	-	33,914	1,715	40,705	-	3,108

Total commercial loans	$7,505,541	$1,163,018	$338,727	$1,240,421	$37,296	$10,285,003	100%	$85,585

(a)

Balances as of December 31, 2015 and 2014, presented net of $25.5 million and $26.2 million, respectively, in lower of cost or market (“LOCOM”) valuation allowance. Based on the underlying structure of the notes, the highest possible internal grade is “13”.

FIRST HORIZON NATIONAL CORPORATION	109

Note 4  ❑  Loans (continued)

The retail portfolio is comprised primarily of smaller-balance loans which are very similar in nature in that most are standard products and are backed by residential real estate. Because of the similarities of retail loan-types, FHN is able to utilize the Fair Isaac Corporation (“FICO”) score, among other attributes, to assess the credit quality of consumer borrowers. FICO scores are refreshed on a quarterly basis in an attempt to reflect the recent risk profile of the borrowers. Accruing delinquency amounts are indicators of asset quality within the credit card and other retail portfolio.

110	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following tables reflect period end balances and average FICO scores by origination vintage for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2015 and 2014:

HELOC (Dollars in thousands)	December 31, 2015			December 31, 2014
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2003	$39,241	708	702	$56,335	708	701
2003	73,071	719	711	102,073	721	710
2004	200,829	721	710	282,580	723	709
2005	308,328	729	713	451,757	731	722
2006	271,791	737	726	337,440	740	727
2007	297,163	744	729	357,290	744	729
2008	168,573	753	748	194,710	753	747
2009	84,415	751	745	101,594	751	743
2010	81,100	753	747	98,214	753	749
2011	78,280	759	751	96,982	759	753
2012	97,504	760	758	119,333	760	758
2013	122,403	756	757	151,005	758	760
2014	112,658	761	764	120,025	762	762
2015	147,659	762	760	-	-	-

Total	$2,083,015	743	734	$2,469,338	741	732

R/E Installment Loans (Dollars in thousands)	December 31, 2015			December 31, 2014
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2003	$7,384	676	691	$13,909	678	684
2003	31,198	711	722	49,706	714	724
2004	29,078	697	697	41,414	699	695
2005	89,422	714	709	123,130	715	712
2006	99,773	711	703	134,055	713	702
2007	153,262	722	710	199,473	723	709
2008	52,176	719	718	64,244	720	714
2009	22,291	733	728	28,762	736	725
2010	74,801	750	759	101,310	747	752
2011	230,711	760	758	278,795	760	759
2012	508,064	764	765	608,684	764	766
2013	410,795	755	759	475,272	756	759
2014	412,051	756	760	459,979	756	752
2015	562,497	757	756	-	-	-

Total	$2,683,503	751	751	$2,578,733	748	747

Permanent Mortgage (Dollars in thousands)	December 31, 2015			December 31, 2014
	Period End Balance	Average Origination FICO	Average Refreshed FICO	Period End Balance	Average Origination FICO	Average Refreshed FICO
Origination Vintage

pre-2004	$109,486	724	718	$150,217	723	721
2004	11,975	710	702	17,349	712	712
2005	29,634	737	734	34,033	736	740
2006	50,654	732	729	62,053	731	724
2007	171,581	734	712	188,868	733	717
2008	80,793	740	716	86,441	741	709

Total	$454,123	731	717	$538,961	730	717

FIRST HORIZON NATIONAL CORPORATION	111

Note 4  ❑  Loans (continued)

Nonaccrual and Past Due Loans

The following table reflects accruing and non-accruing loans by class on December 31, 2015:

(Dollars in thousands)	Accruing				Non-Accruing
	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans

Commercial (C&I):
General C&I	$8,413,480	$5,411	$282	$8,419,173	$3,649	$1,114	$18,103	$22,866	$8,442,039
Loans to mortgage companies	1,667,334	1,971	495	1,669,800	-	-	108	108	1,669,908
TRUPS (a)	305,027	-	-	305,027	-	-	3,339	3,339	308,366
Purchased credit-impaired loans	15,708	63	306	16,077	-	-	-	-	16,077

Total commercial (C&I)	10,401,549	7,445	1,083	10,410,077	3,649	1,114	21,550	26,313	10,436,390

Commercial real estate:
Income CRE	1,576,954	1,363	-	1,578,317	831	282	6,291	7,404	1,585,721
Residential CRE	66,846	-	-	66,846	-	-	1,280	1,280	68,126
Purchased credit-impaired loans	17,868	3,059	161	21,088	-	-	-	-	21,088

Total commercial real estate	1,661,668	4,422	161	1,666,251	831	282	7,571	8,684	1,674,935

Consumer real estate:
HELOC	1,972,286	21,570	10,920	2,004,776	61,317	6,619	10,303	78,239	2,083,015
R/E installment loans	2,631,419	9,394	5,657	2,646,470	26,348	1,649	4,856	32,853	2,679,323
Purchased credit-impaired loans	4,069	20	91	4,180	-	-	-	-	4,180

Total consumer real estate	4,607,774	30,984	16,668	4,655,426	87,665	8,268	15,159	111,092	4,766,518

Permanent mortgage	412,879	5,601	3,991	422,471	14,475	2,415	14,762	31,652	454,123

Credit card & other
Credit card	187,807	1,576	1,225	190,608	-	-	-	-	190,608
Other	161,477	868	173	162,518	620	-	737	1,357	163,875
Purchased credit-impaired loans	53	-	-	53	-	-	-	-	53

Total credit card & other	349,337	2,444	1,398	353,179	620	-	737	1,357	354,536

Total loans, net of unearned	$17,433,207	$50,896	$23,301	$17,507,404	$107,240	$12,079	$59,779	$179,098	$17,686,502

(a)	Total TRUPS includes LOCOM valuation allowance of $25.5 million.

112	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2014:

(Dollars in thousands)	Accruing				Non-Accruing
	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans

Commercial (C&I):
General C&I	$7,477,410	$3,196	$218	$7,480,824	$636	$1,726	$17,279	$19,641	$7,500,465
Loans to mortgage companies	1,162,894	-	-	1,162,894	-	-	124	124	1,163,018
TRUPS (a)	325,882	-	-	325,882	-	-	12,845	12,845	338,727
Purchased credit-impaired loans	4,180	344	552	5,076	-	-	-	-	5,076

Total commercial (C&I)	8,970,366	3,540	770	8,974,676	636	1,726	30,248	32,610	9,007,286

Commercial real estate:
Income CRE	1,190,562	1,446	-	1,192,008	1,495	1,963	11,041	14,499	1,206,507
Residential CRE	34,541	183	-	34,724	-	-	857	857	35,581
Purchased credit-impaired loans	35,511	3	115	35,629	-	-	-	-	35,629

Total commercial real estate	1,260,614	1,632	115	1,262,361	1,495	1,963	11,898	15,356	1,277,717

Consumer real estate:
HELOC	2,347,361	26,738	11,093	2,385,192	66,410	6,628	11,108	84,146	2,469,338
R/E installment loans	2,524,019	11,951	5,602	2,541,572	27,330	3,268	5,888	36,486	2,578,058
Purchased credit-impaired loans	675	-	-	675	-	-	-	-	675

Total consumer real estate	4,872,055	38,689	16,695	4,927,439	93,740	9,896	16,996	120,632	5,048,071

Permanent mortgage	495,619	3,624	5,640	504,883	16,681	2,382	15,015	34,078	538,961

Credit card & other
Credit card	185,015	1,909	1,822	188,746	-	-	-	-	188,746
Other	167,272	1,137	203	168,612	-	-	763	763	169,375
Purchased credit-impaired loans	10	-	-	10	-	-	-	-	10

Total credit card & other	352,297	3,046	2,025	357,368	-	-	763	763	358,131

Total loans, net of unearned	$15,950,951	$50,531	$25,245	$16,026,727	$112,552	$15,967	$74,920	$203,439	$16,230,166

(a)	Total TRUPS includes LOCOM valuation allowance of $26.2 million.

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

FIRST HORIZON NATIONAL CORPORATION	113

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

For all classes within the commercial portfolio segment, TDRs are typically modified through forbearance agreements (generally 6 to 12 months). Forbearance agreements could include reduced interest rates, reduced payments, release of guarantor, or entering into short sale agreements. FHN’s proprietary modification programs for consumer loans are generally structured using parameters of U.S. government-sponsored programs such as Home Affordable Modification Program (“HAMP”). Within the HELOC and R/E installment loans classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. After 5 years, the interest rate will increase 2 percent per year until the original interest rate prior to modification is achieved. Permanent mortgage TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 2 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. After 5 years the interest rate steps up 1 percent every year thereafter until it reaches the Federal Home Loan Mortgage Corporation Weekly Survey Rate cap. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

Despite the absence of a loan modification, the discharge of personal liability through bankruptcy proceedings is considered a concession. As a result, FHN classifies all non-reaffirmed residential real estate loans discharged in Chapter 7 bankruptcy as nonaccruing TDRs.

On December 31, 2015 and 2014, FHN had $296.2 million and $331.3 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $50.1 million and $59.0 million, or 17 percent as of December 31, 2015, and 18 percent as of December 31, 2014. Additionally, $71.5 million and $80.1 million of loans held-for-sale as of December 31, 2015 and 2014, respectively were classified as TDRs.

114	FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following tables reflect portfolio loans that were classified as TDRs during the year ended December 31, 2015 and 2014:

(Dollars in thousands)	2015			2014
	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial (C&I):
General C&I	3	$1,818	$1,754	4	$1,767	$1,492

Total commercial (C&I)	3	1,818	1,754	4	1,767	1,492

Commercial real estate:
Income CRE	-	-	-	2	421	421
Residential CRE	-	-	-	1	976	960

Total commercial real estate	-	-	-	3	1,397	1,381

Consumer real estate:
HELOC	200	22,530	22,334	309	27,078	27,514
R/E installment loans	70	5,451	5,456	151	10,050	9,958

Total consumer real estate	270	27,981	27,790	460	37,128	37,472

Permanent mortgage	6	2,039	2,054	34	9,362	8,879

Credit card & other	24	115	109	64	327	315

Total troubled debt restructurings	303	$31,953	$31,707	565	$49,981	$49,539

The following tables present TDRs which re-defaulted during 2015 and 2014, and as to which the modification occurred 12 months or less prior to the re-default. For purposes of this disclosure, FHN generally defines payment default as 30 or more days past due.

(Dollars in thousands)	2015		2014
	Number	Recorded Investment	Number	Recorded Investment

Commercial (C&I):
General C&I	-	$-	6	$869

Total commercial (C&I)	-	-	6	869

Commercial real estate:
Income CRE	-	-	4	3,086
Residential CRE	1	896	-	-

Total commercial real estate	1	896	4	3,086

Consumer real estate:
HELOC	7	308	7	485
R/E installment loans	5	185	9	530

Total consumer real estate	12	493	16	1,015

Permanent mortgage	-	-	3	1,128

Credit card & other	5	12	2	4

Total troubled debt restructurings	18	$1,401	31	$6,102

FIRST HORIZON NATIONAL CORPORATION	115

Note 5  ❑  Allowance for Loan Losses

The ALLL includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail loans, both determined in accordance with ASC 450-20-50. The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics and are subject to qualitative adjustments by management to reflect current events, trends, and conditions (including economic considerations and trends). The pace of the economic recovery, performance of the housing market, unemployment levels, labor participation rate, the regulatory environment, regulatory guidance, and both positive and negative portfolio segment-specific trends, are examples of additional factors considered by management in determining the ALLL. Additionally, management considers the inherent uncertainty of quantitative models that are driven by historical loss data. Management evaluates the periods of historical losses that are the basis for the loss rates used in the quantitative models and selects historical loss periods that are believed to be the most reflective of losses inherent in the loan portfolio as of the balance sheet date. Management also periodically reviews an analysis of the loss emergence period which is the amount of time it takes for a loss to be confirmed (initial charge-off) after a loss event has occurred. FHN performs extensive studies as it relates to the historical loss periods used in the model and the loss emergence period and model assumptions are adjusted accordingly. The ALLL also includes reserves determined in accordance with ASC 310-10-35 for loans determined by management to be individually impaired and an allowance associated with PCI loans.

Commercial

For commercial loans, reserves are established using historical net loss factors by grade level, loan product, and business segment. An assessment of the quality of individual commercial loans is made utilizing credit grades assigned internally based on a dual grading system which estimates both the PD and loss severity in the event of default. PD grades range from 1-16 while estimated loss severities, or LGD grades, range from 1-12. This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship team performs the process of categorizing commercial loans into the appropriate credit grades, initially as a component of the approval of the loan, and subsequently throughout the life of the loan as part of the servicing regimen. The proper loan grade for larger exposures is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, the credit risk grading system employs scorecards for particular categories of loans that consist of a number of objective and subjective measures that are weighted in a manner that produces a rank ordering of risk within pass-graded credits. Loan grading discipline is regularly reviewed by Credit Assurance Services to determine if the process continues to result in accurate loan grading across the portfolio. FHN may utilize availability of guarantors/sponsors to support lending decisions during the credit underwriting process and when determining the assignment of internal loan grades.

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

116	FIRST HORIZON NATIONAL CORPORATION

Note 5  ❑  Allowance for Loan Losses (continued)

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

The following table provides a rollforward of the allowance for loan losses by portfolio segment for December 31, 2015, 2014, and 2013:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate	Permanent Mortgage	Credit Card and Other	Total

Balance as of January 1, 2013	$96,191	$19,997	$128,949	$24,928	$6,898	$276,963
Charge-offs	(22,936)	(3,502)	(73,642)	(9,934)	(11,404)	(121,418)
Recoveries	12,487	4,275	21,360	2,473	2,669	43,264
Provision/(provision credit) for loan losses	704	(10,167)	50,118	5,024	9,321	55,000

Balance as of December 31, 2013	86,446	10,603	126,785	22,491	7,484	253,809

Allowance – individually evaluated for impairment	14,295	1,600	44,173	17,042	224	77,334
Allowance – collectively evaluated for impairment	72,132	8,218	82,601	5,449	7,258	175,658
Allowance – purchased credit-impaired loans	19	785	11	-	2	817
Loans, net of unearned as of December 31, 2013:
Individually evaluated for impairment	80,231	27,812	170,422	121,458	545	400,468
Collectively evaluated for impairment	7,836,250	1,066,639	5,162,060	540,784	336,047	14,941,780
Purchased credit-impaired loans	7,095	38,828	889	-	14	46,826

Total loans, net of unearned	$7,923,576	$1,133,279	$5,333,371	$662,242	$336,606	$15,389,074

Balance as of January 1, 2014	$86,446	$10,603	$126,785	$22,491	$7,484	$253,809
Charge-offs	(20,492)	(3,741)	(45,391)	(5,891)	(14,931)	(90,446)
Recoveries	9,666	4,150	22,824	2,314	3,131	42,085
Provision/(provision credit) for loan losses	(8,609)	7,562	8,793	208	19,046	27,000

Balance as of December 31, 2014	67,011	18,574	113,011	19,122	14,730	232,448

Allowance – individually evaluated for impairment	5,173	796	40,778	16,627	254	63,628
Allowance – collectively evaluated for impairment	61,806	14,702	72,156	2,495	14,476	165,635
Allowance – purchased credit-impaired loans	32	3,076	77	-	-	3,185
Loans, net of unearned as of December 31, 2014:
Individually evaluated for impairment	35,698	19,430	173,225	113,459	533	342,345
Collectively evaluated for impairment	8,966,512	1,222,658	4,874,171	425,502	357,588	15,846,431
Purchased credit-impaired loans	5,076	35,629	675	-	10	41,390

Total loans, net of unearned	$9,007,286	$1,277,717	$5,048,071	$538,961	$358,131	$16,230,166

Balance as of January 1, 2015	$67,011	$18,574	$113,011	$19,122	$14,730	$232,448
Charge-offs	(22,406)	(3,550)	(30,068)	(3,141)	(16,691)	(75,856)
Recoveries	13,339	1,876	23,895	1,687	3,853	44,650
Provision/(provision credit) for loan losses	15,693	8,259	(26,224)	1,279	9,993	9,000

Balance as of December 31, 2015	73,637	25,159	80,614	18,947	11,885	210,242

Allowance – individually evaluated for impairment	3,643	481	31,278	15,463	167	51,032
Allowance – collectively evaluated for impairment	69,980	23,519	48,828	3,484	11,717	157,528
Allowance – purchased credit-impaired loans	14	1,159	508	-	1	1,682
Loans, net of unearned as of December 31, 2015:
Individually evaluated for impairment	30,472	9,055	165,684	102,461	377	308,049
Collectively evaluated for impairment	10,389,841	1,644,792	4,596,654	351,662	354,106	17,337,055
Purchased credit-impaired loans	16,077	21,088	4,180	-	53	41,398

Total loans, net of unearned	$10,436,390	$1,674,935	$4,766,518	$454,123	$354,536	$17,686,502

FIRST HORIZON NATIONAL CORPORATION	117

Note 6  ❑  Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	2015	2014

Land	$67,442	$76,667
Buildings	343,797	360,133
Leasehold improvements	31,270	32,404
Furniture, fixtures, and equipment	194,072	201,443

Premises and equipment, at cost	636,581	670,647
Less accumulated depreciation and amortization	360,962	367,651

Premises and equipment, net	$275,619	$302,996

FHN is obligated under a number of noncancelable operating leases for premises with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs. Operating leases for equipment are not material.

Minimum future lease payments for noncancelable operating leases, primarily on premises, on December 31, 2015 are shown below:

(Dollars in thousands)

2016	$17,723
2017	15,769
2018	13,690
2019	11,468
2020	9,509
2021 and after	27,059

Total minimum lease payments	$95,218

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is not material.

Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	2015	2014	2013

Rent expense, gross	$18,166	$20,123	$19,445
Sublease income	(5)	(213)	(1,974)

Rent expense, net	$18,161	$19,910	$17,471

118	FIRST HORIZON NATIONAL CORPORATION

Note 7  ❑  Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets (a)

December 31, 2012	$134,242	$22,700
Amortization expense	-	(3,912)
Additions (b)	7,701	3,200

December 31, 2013	$141,943	$21,988

Amortization expense	-	(4,170)
Additions (b)	3,989	11,700

December 31, 2014	$145,932	$29,518

Amortization expense	-	(5,253)
Additions (b)	45,375	1,950

December 31, 2015	$191,307	$26,215

(a)	Represents customer lists, acquired contracts, core deposit intangibles, and covenants not to compete.

(b)	See Note 2–Acquisitions & Divestitures for further details regarding goodwill related to acquisition.

The gross carrying amount and accumulated amortization of other intangible assets subject to amortization is $72.3 million and $46.1 million, respectively on December 31, 2015. Estimated aggregate amortization expense is expected to be $5.2 million, $4.9 million, $4.7 million, $4.5 million, and $1.7 million for the twelve-month periods of 2016, 2017, 2018, 2019, and 2020, respectively. No goodwill is carried in the Corporate and Non-strategic segments.

Gross goodwill, accumulated impairments, and accumulated divestiture related write-offs were determined beginning January 1, 2012, when a change in accounting requirements resulted in goodwill being assessed for impairment rather than being amortized. Gross goodwill of $200.0 million with accumulated impairments and accumulated divestiture related write-offs of $114.1 million and $85.9 million, respectively, were previously allocated to the non-strategic segment, resulting in $0 net goodwill allocated to the non-strategic segment as of December 31, 2014 and 2015. The regional bank and fixed income segments do not have any accumulated impairments or divestiture related write-offs. The following is a summary of goodwill by reportable segment included in the Consolidated Statements of Condition as of and for the years ended December 31, 2013, 2014 and 2015.

(Dollars in thousands)	Regional Banking	Fixed Income	Total

December 31, 2012	$36,238	$98,004	$134,242
Additions	7,701	-	7,701
Impairments	-	-	-
Divestitures	-	-	-

December 31, 2013	$43,939	$98,004	$141,943

Additions	3,989	-	3,989
Impairments	-	-	-
Divestitures	-	-	-

December 31, 2014	$47,928	$98,004	$145,932

Additions	45,375	-	45,375
Impairments	-	-	-
Divestitures	-	-	-

December 31, 2015	$93,303	$98,004	$191,307

FIRST HORIZON NATIONAL CORPORATION	119

Note 8  ❑  Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2015, which include Certificates of deposit under $100,000, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit $100,000 and more totaled $.4 billion on December 31, 2015. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)

2016	$759,363
2017	167,432
2018	107,918
2019	99,692
2020	65,568
2021 and after	31,903

Total	$1,231,876

Note 9  ❑  Short-term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, trading liabilities, and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2015, fixed income trading securities with a fair value of $122.8 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2015, 2014 and 2013 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Trading Liabilities	Other Short-term Borrowings

2015
Average balance	$705,054	$370,097	$733,189	$164,951
Year-end balance	464,166	338,133	566,019	137,861
Maximum month-end outstanding	1,228,125	524,191	866,005	339,468
Average rate for the year	0.26%	0.06%	2.18%	0.67%
Average rate at year-end	0.50	0.09	2.41	0.82

2014
Average balance	$1,101,910	$447,801	$633,867	$531,984
Year-end balance	1,037,052	562,214	594,314	157,218
Maximum month-end outstanding	1,247,295	562,214	718,767	1,829,141
Average rate for the year	0.25%	0.08%	2.43%	0.30%
Average rate at year-end	0.25	0.06	2.60	0.56

2013
Average balance	$1,263,792	$487,923	$665,095	$299,288
Year-end balance	1,042,633	442,789	368,348	181,146
Maximum month-end outstanding	1,429,319	618,643	895,844	1,057,412
Average rate for the year	0.25%	0.14%	2.05%	0.27%
Average rate at year-end	0.25	0.10	2.46	0.43

120	FIRST HORIZON NATIONAL CORPORATION

Note 10  ❑  Term Borrowings

The following table presents information pertaining to Term Borrowings reported on FHN’s Consolidated Statements of Condition on December 31:

(Dollars in thousands)	2015	2014

First Tennessee Bank National Association:
Subordinated notes (a) (b)
Maturity date – January 15, 2015 – 5.05%	$-	$304,525
Maturity date – April 1, 2016 – 5.65%	252,893	264,667
Senior capital notes (b)
Maturity date – December 1, 2019 – 2.95%	401,586	398,011
Other collateralized borrowings – Maturity date – December 22, 2037
0.81% on December 31, 2015 and 0.54% on December 31, 2014 (c)	64,365	62,562
First Horizon National Corporation:
Senior capital notes (b)
Maturity date – December 15, 2015 – 5.375%	-	508,358
Maturity date – December 15, 2020 – 3.50%	491,268	-
Subordinated notes (b)
Maturity date – April 15, 2034 – 6.30%	-	212,474
FT Real Estate Securities Company, Inc.:
Cumulative preferred stock (a)
Maturity date – March 31, 2031 – 9.50%	45,964	45,896
First Horizon ABS Trusts:
Other collateralized borrowings (d)
Maturity date – October 25, 2034
0.59% on December 31, 2015 and 0.33% on December 31, 2014	41,100	65,612
First Tennessee New Markets Corporation Investments:
Maturity date – October 25, 2018 – 4.97%	7,301	7,301
Maturity date – February 1, 2033 – 4.97%	8,000	8,000
Maturity date – August 08, 2036 – 2.38%	2,699	2,699

Total	$1,315,176	$1,880,105

(a)	A portion qualifies for total capital under the risk-based capital guidelines.

(b)	Changes in the fair value of debt attributable to interest rate risk are hedged. Refer to Note 22–Derivatives.

(c)	Secured by trust preferred loans.

(d)	On December 31, 2015 and 2014, borrowings secured by $52.8 million and $76.8 million, respectively, of residential real estate loans.

FIRST HORIZON NATIONAL CORPORATION	121

Note 10  ❑  Term Borrowings (continued)

Annual principal repayment requirements as of December 31, 2015 are as follows:

(Dollars in thousands)

2016	$250,000
2017	-
2018	7,301
2019	400,000
2020	500,000
2021 and after	163,164

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. A portion of FTBNA’s subordinated notes qualify as Tier 2 capital under the risk-based capital guidelines.

In 2004 First Tennessee Capital II (“Capital II”), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent per annum. The proceeds were loaned to FHN as junior subordinated debt. FHN, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II’s obligations with respect to the capital securities. The sole asset of Capital II was $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carried an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN had a maturity date of April 15, 2034; however, FHN had the option to redeem both prior to maturity. In third quarter 2015 FHN redeemed its junior subordinated debt which triggered the redemption of the trust preferred securities. Prior to third quarter 2015, the junior subordinated debentures were included in the Consolidated Statements of Condition in Term borrowings. At December 31, 2014, the capital securities fully qualified as Tier 1 capital.

Note 11  ❑  Preferred Stock

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

Subsidiary Preferred Stock

In 2000 FT Real Estate Securities Company, Inc. (“FTRESC”), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B (“Class B Preferred Shares”), with a liquidation preference of $1.0 million per share; of those, 47 shares were issued to nonaffiliates. As of December 31, 2015, these securities partially qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as Term borrowings. FTRESC is a real estate investment trust (“REIT”) established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

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

122	FIRST HORIZON NATIONAL CORPORATION

Note 11  ❑  Preferred Stock (continued)

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

In 2005 FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (“Class A Preferred Stock”) with a liquidation preference of $1,000 per share. Dividends on the Class A Preferred Stock, if declared, accrue and are payable each quarter, in arrears, at a floating rate equal to the greater of the three month LIBOR rate plus .85 percent or 3.75 percent per annum. These securities qualify as Tier 1 capital. On December 31, 2015 and 2014, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition.

Note 12  ❑  Regulatory Capital and Restrictions

Regulatory Capital. FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN’s financial statements. The Basel III risk-based capital regulations, which increase minimum capital ratio requirements and modify risk-weighting definitions, became effective January 1, 2015 for FHN and FTBNA. The revised standards create a new emphasis on Common Equity Tier 1 capital, restrict eligibility criteria for regulatory capital instruments, and make more stringent the methodology for calculating risk-weighted assets. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators such as capital components, asset risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (“Leverage”). Additionally, beginning in 2015, FHN is required to maintain a minimum ratio of Common Equity Tier 1 to risk-weighted assets. Management believes that, as of December 31, 2015, FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. Prior to implementation of Basel III in 2015, FTBNA was required to also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation, Total Capital, Tier 1 Capital, and Leverage ratios were 16.59 percent, 15.77 percent, and 12.41 percent, respectively, on December 31, 2014. Under current guidance, these ratios exclude financial subsidiaries as reported.

FIRST HORIZON NATIONAL CORPORATION	123

Note 12  ❑  Regulatory Capital and Restrictions (continued)

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association
	Amount	Ratio	Amount	Ratio

On December 31, 2015
Actual:
Total Capital	$2,836,715	13.01%	$2,768,625	13.09%
Tier 1 Capital	2,572,141	11.79	2,525,912	11.95
Common Equity Tier 1	2,278,580	10.45	2,284,646	10.81
Leverage	2,572,141	9.85	2,525,912	10.06
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,744,961	8.00	1,691,477	8.00
Tier 1 Capital	1,308,721	6.00	1,268,608	6.00
Common Equity Tier 1	981,541	4.50	951,456	4.50
Leverage	1,044,378	4.00	1,004,207	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			2,114,346	10.00
Tier 1 Capital			1,691,477	8.00
Common Equity Tier 1			1,374,325	6.50
Leverage			1,255,258	5.00

On December 31, 2014
Actual:
Total Capital	$3,148,336	16.18%	$3,441,315	17.86%
Tier 1 Capital	2,813,503	14.46	3,107,407	16.12
Leverage	2,813,503	11.43	3,107,407	12.72
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,556,213	8.00	1,541,837	8.00
Tier 1 Capital	778,106	4.00	770,918	4.00
Leverage	985,033	4.00	977,374	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			1,927,296	10.00
Tier 1 Capital			1,156,378	6.00
Leverage			1,221,717	5.00

2014 Regulatory capital balances and ratios are presented as originally reported, consistent with regulatory reporting rules which prohibit the retroactive restatement of prior years’ Reports of Condition and Income due to the adoption of new accounting standards. As a result, 2014 was not restated to reflect the adoption of ASU 2014-01 related to Low Income Housing Tax Credit Investments.

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FTBNA is required to maintain a certain amount of cash reserves. On December 31, 2015 and 2014, FTBNA’s net required reserves were $188.3 million and $125.9 million, respectively, after the consideration of $146.6 million and $150.8 million in average vault cash. The remaining net reserve requirement for each year was met with Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest-bearing cash.

Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2015, FTBNA had undivided profits of $829.2 million, of which none was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA’s total amount available for dividends was negative $192.8 million at December 31, 2015 and negative $142.0 million on January 1, 2016. FTBNA applied for and received approval from the OCC to declare and pay common dividends

124	FIRST HORIZON NATIONAL CORPORATION

Note 12  ❑  Regulatory Capital and Restrictions (continued)

to the parent company in the amount of $50.0 million in the first quarter 2016, $325.0 million in 2015, and $180.0 million in 2014. During 2015 and 2014, FTBNA declared and paid dividends on its preferred stock quarterly, with OCC approval as necessary. Additionally, FTBNA’s Board has received approval from the OCC to declare and pay and has declared dividends on its preferred stock outstanding payable in April 2016.

The payment of cash dividends by FHN and FTBNA may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines and debt covenants. For example, beginning in 2016, the ability to pay dividends would be restricted if capital ratios fell below regulatory minimums plus a prescribed capital conservation buffer. Furthermore, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results.

Restrictions on intercompany transactions. Under current Federal banking law, FTBNA may not enter into covered transactions with any affiliate including the parent company and certain financial subsidiaries in excess of 10 percent of the bank’s capital stock and surplus, as defined, or $313.1 million, on December 31, 2015. Covered transactions include a loan or extension of credit to an affiliate, a purchase of or an investment in securities issued by an affiliate and the acceptance of securities issued by the affiliate as collateral for any loan or extension of credit. The equity investment, including retained earnings, in certain of a bank’s financial subsidiaries is also treated as a covered transaction. The parent company had covered transactions of $1.0 million from FTBNA and the bank’s financial subsidiary, FTN Financial Securities Corp., had a total equity investment from FTBNA of $362.0 million on December 31, 2015. Since the equity investment FTBNA has in FTN Financial Securities Corp. exceeds the 10 percent per affiliate limit, FTBNA cannot engage in any additional covered transactions with this affiliate and the banking regulators could require FTBNA to reduce its equity investment so that it is within the limit. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank’s capital stock and surplus, as defined, or $626.1 million, on December 31, 2015. FTBNA’s total covered transactions with all affiliates including the parent company on December 31, 2015 were $363.0 million.

FIRST HORIZON NATIONAL CORPORATION	125

Note 13  ❑  Other Income and Other Expense

Following is detail of All other income and commissions and All other expense as presented in the Consolidated Statements of Income:

(Dollars in thousands)	2015	2014	2013

All other income and commissions:
ATM interchange fees	$11,917	$10,943	$10,412
Electronic banking fees	5,840	6,190	6,289
Gain/(loss) on extinguishment of debt	5,793	(4,166)	-
Letter of credit fees	4,621	4,864	5,081
Deferred compensation	(1,369)	2,042	4,685
Other	15,821	12,390	13,874

Total	$42,623	$32,263	$40,341

All other expense:
Litigation and regulatory matters	$187,607	$(2,720)	$63,654
Travel and entertainment	9,590	9,095	8,959
Employee training and dues	5,390	4,518	5,054
Customer relations	5,382	5,726	4,916
Tax credit investments	4,582	2,087	2,021
Supplies	3,827	3,745	3,800
Miscellaneous loan costs	2,656	2,690	4,209
Other	34,123	41,952	32,579

Total	$253,157	$67,093	$125,192

Certain previously reported amounts have been reclassified to agree with current presentation.

126	FIRST HORIZON NATIONAL CORPORATION

Note 14  ❑  Components of Other Comprehensive Income/(loss)

Following is detail of “Accumulated other comprehensive income/(loss)” as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax Benefit/ (Expense)	Accumulated Other Comprehensive Income/(Loss)

December 31, 2012			$(146,343)
Other comprehensive income:
Fair value adjustments on securities available-for-sale	$(108,703)	$41,935	(66,768)
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	451	(174)	277
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	81,456	(31,392)	50,064
Prior service credit/(cost) arising during the period	10,678	(4,115)	6,563
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	10,085	(3,887)	6,198

December 31, 2013	(6,033)	2,367	(150,009)

Other comprehensive income:
Fair value adjustments on securities available-for-sale	47,957	(18,135)	29,822
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	(115,976)	44,803	(71,173)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	5,075	(1,961)	3,114

December 31, 2014	(62,944)	24,707	(188,246)

Other comprehensive income:
Fair value adjustments on securities available-for-sale	(22,796)	8,741	(14,055)
Adjustment for net (gain)/loss on securities available-for-sale included in Net income/(loss)	(1,836)	704	(1,132)
Pension and postretirement plans:
Net actuarial gain/(loss) arising during the period	(18,028)	6,911	(11,117)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	580	(222)	358

December 31, 2015	$(42,080)	$16,134	$(214,192)

FIRST HORIZON NATIONAL CORPORATION	127

Note 15  ❑  Income Taxes

The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Equity for the years ended December 31, were as follows:

(Dollars in thousands)	2015	2014	2013

Consolidated Statements of Income:
Income tax expense/(benefit) related to continuing operations	$10,941	$84,185	$(19,389)
Income tax expense/(benefit) related to discontinued operations	-	-	343
Consolidated Statements of Equity:
Income tax expense/(benefit) related to:
Pension and postretirement plans	(6,689)	(42,842)	39,394
Unrealized gains/(losses) on investment securities available-for-sale	(9,445)	18,135	(41,761)
Share-based compensation	(356)	7,220	1,569

Total	$(5,549)	$66,698	$(19,844)

The components of income tax expense/(benefit) related to continuing operations for the years ended December 31, were as follows:

(Dollars in thousands)	2015	2014	2013

Current:
Federal	$(5,059)	$83,916	$2,971
State	(8,258)	(3,461)	(13,792)
Foreign	62	1	10
Deferred:
Federal	19,487	(157)	4,771
State	4,706	3,872	(13,312)
Foreign	3	14	(37)

Total	$10,941	$84,185	$(19,389)

A reconciliation of expected income tax expense/(benefit) at the federal statutory rate of 35 percent to the total income tax expense from continuing operations follows:

(Dollars in thousands)	2015	2014	2013

Federal income tax rate	35%	35%	35%

Tax computed at statutory rate	$37,889	$111,381	$6,451
Increase/(decrease) resulting from:
State income taxes	7	8,786	(2,138)
Bank owned life insurance (“BOLI”)	(4,897)	(6,671)	(6,646)
401(k) – employee stock ownership plan (“ESOP”)	(714)	(659)	(568)
Tax-exempt interest	(6,507)	(5,798)	(5,094)
Non-deductible expenses	887	829	963
LIHTC credits and benefits, net of amortization	(7,239)	(8,075)	(3,222)
Other tax credits	(2,012)	(1,033)	(1,284)
Change in valuation allowance – DTA	(3,875)	(13,168)	(4,427)
Other changes in unrecognized tax benefits	(1,386)	(1,570)	(5,106)
Other	(1,212)	163	1,682

Total	$10,941	$84,185	$(19,389)

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

128	FIRST HORIZON NATIONAL CORPORATION

Note 15  ❑  Income Taxes (continued)

on generating sufficient taxable income prior to the expiration of the carryforwards attributable to the DTA. In projecting future taxable income, FHN incorporates assumptions including the estimated amount of future state and federal pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to manage the underlying business.

As of December 31, 2015, the gross DTA is $393.4 million. The gross DTL is $93.3 million as of December 31, 2015. Management has assessed the ability to realize the gross DTA based on positive and negative evidence and on the basis of this evaluation, a valuation allowance of $40.8 million was recorded as of December 31, 2015. As of December 31, 2015, FHN had federal tax credit carryforwards which will expire in varying amounts between 2030 and 2035, state income tax net operating loss (“NOL”) carryforwards which will expire in varying amounts between 2016 and 2035, and federal capital loss carryforwards, which will expire in 2017. As of December 31, 2015 and 2014, FHN established a valuation allowance of $.3 million and $.1 million, respectively, against its state NOL carryforwards and $40.5 million and $44.4 million, respectively, against its capital loss carryforwards. Management believes it is more likely than not that the benefit of the capital loss carryover to 2016 will not be realized because there is uncertainty as to whether FHN will generate capital gains over the five year carryforward period. The DTA after the valuation allowance is $352.6 million as of December 31, 2015. Although realization is not assured, FHN believes that its ability to realize the net DTA is more likely than not.

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2015 and 2014 were as follows:

(Dollars in thousands)	2015	2014

Deferred tax assets:
Loss reserves	$88,925	$100,569
Employee benefits	143,474	136,007
Accrued expenses	13,753	31,613
Capital loss carryforwards	40,499	44,445
Credit carryforwards	68,716	39,196
State NOL carryforwards	19,111	15,279
Other	18,970	24,097

Gross deferred tax assets	393,448	391,206
Valuation allowance	(40,806)	(44,584)

Deferred tax assets after valuation allowance	$352,642	$346,622

Deferred tax liabilities:
Depreciation and amortization	$32,177	$22,353
Federal Home Loan Bank stock	9,311	9,383
Investment in debt securities (ASC 320)	2,088	11,639
Other intangible assets	34,056	30,888
Prepaid expenses	10,893	9,874
Other	4,798	1,907

Gross deferred tax liabilities	93,323	86,044

Net deferred tax assets	$259,319	$260,578

Certain previously reported amounts have been reclassified to agree with current presentation.

The total unrecognized tax benefits (“UTB”) at December 31, 2015 and December 31, 2014, was $3.7 million and $5.2 million, respectively. To the extent such unrecognized tax benefits as of December 31, 2015 are subsequently recognized, $2.1 million of tax benefits would impact tax expense and FHN’s effective tax rate in future periods. On December 31, 2015, there were no tax positions included in the balance of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

FHN is currently in audit in several jurisdictions. It is reasonably possible that the UTB could decrease by $.8 million during 2016 if audits are completed and settled and if the applicable statutes of limitations expire as scheduled.

FIRST HORIZON NATIONAL CORPORATION	129

Note 15  ❑  Income Taxes (continued)

FHN recognizes interest accrued and penalties related to UTB within income tax expense. FHN had approximately $.1 million and $.9 million accrued for the payment of interest as of December 31, 2015 and December 31, 2014, respectively. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2015 and 2014 was a benefit of $.8 million and $1.1 million, respectively.

The rollforward of unrecognized tax benefits is shown below:

(Dollars in thousands)

Balance at December 31, 2013	$6,621
Increases related to prior year tax positions	960
Increases related to current year tax positions	868
Lapse of statutes	(3,242)

Balance at December 31, 2014	$5,207

Increases related to prior year tax positions	913
Decreases related to prior year tax positions	(428)
Increases related to current year tax positions	90
Lapse of statute	(2,109)

Balance at December 31, 2015	$3,673

130	FIRST HORIZON NATIONAL CORPORATION

Note 16  ❑  Earnings Per Share

The following table provides reconciliations of net income to net income available to common shareholders and to net income from continuing operations available to common shareholders:

(Dollars in thousands)	2015	2014	2013

Income/(loss) from continuing operations	$97,313	$234,046	$37,821
Income/(loss) from discontinuing operations, net of tax	-	-	548

Net income/(loss)	97,313	234,046	38,369
Net income attributable to noncontrolling interest	11,434	11,527	11,465

Net income/(loss) attributable to controlling interest	85,879	222,519	26,904
Preferred stock dividends	6,200	6,200	5,838

Net income/(loss) available to common shareholders	$79,679	$216,319	$21,066

Income/(loss) from continuing operations	$97,313	$234,046	$37,821
Net income attributable to noncontrolling interest	11,434	11,527	11,465
Preferred stock dividends	6,200	6,200	5,838

Net income/(loss) from continuing operations available to common shareholders	$79,679	$216,319	$20,518

The components of Income/(loss) from continuing operations attributable to FHN as the controlling interest holder was $85.9 million, $222.5 million, and $26.4 million during the years ended December 31, 2015, 2014, and 2013, respectively.

The following table provides a reconciliation of average basic common shares to average diluted common shares:

(Shares in thousands)	2015	2014	2013

Weighted average common shares outstanding – basic	234,189	234,997	237,972
Effect of dilutive securities	2,077	1,738	1,822

Weighted average common shares outstanding – diluted	236,266	236,735	239,794

The following tables show earnings/(loss) per common and diluted share:

	2015	2014	2013

Income/(loss) per share from continuing operations available to common shareholders	$0.34	$0.92	$0.09
Income/(loss) per share available to common shareholders	$0.34	$0.92	$0.09

Diluted income/(loss) per share from continuing operations available to common shareholders	$0.34	$0.91	$0.09

Diluted income/(loss) per share available to common shareholders	$0.34	$0.91	$0.09

The following table presents outstanding options and other equity awards that were anti-dilutive (the exercise price was higher than the weighted-average market price for the year and/or performance measures have not been met) and excluded from the calculation of diluted earnings per share:

(Shares in thousands)	2015	2014	2013

Anti-dilutive stock options	3,559	4,570	7,879
Weighted average exercise price of anti-dilutive stock options	$24.40	$23.46	$21.95
Anti-dilutive other equity awards	98	-	15

FIRST HORIZON NATIONAL CORPORATION	131

Note 17  ❑  Contingencies and Other Disclosures

Contingencies

Contingent Liabilities Overview

Contingent liabilities arise in the ordinary course of business. Often they are related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against FHN and its subsidiaries. Also, FHN at times receives requests for information, subpoenas, or other inquiries from federal, state, and local regulators, from other government authorities, and from other parties concerning various matters relating to FHN’s current or former lines of business. Certain matters of that sort are pending at this time, and FHN is cooperating in those matters. Pending and threatened litigation matters sometimes are resolved in court or before an arbitrator, and sometimes are settled by the parties. Regardless of the manner of resolution, frequently the most significant changes in status of a matter occur over a short time period, often following a lengthy period of little substantive activity. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims or other actions may be possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. FHN establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance requires a liability to be established at the low end of the range.

Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to threatened or pending litigation matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN’s operating results for any particular reporting period depending, in part, on the results from that period.

Litigation – Loss Contingencies

As used in this Note, “material loss contingency matters” generally fall into at least one of the following categories: (i) FHN has determined material loss to be probable and has established a material loss liability in accordance with applicable financial accounting guidance, other than matters reported as having been substantially settled or otherwise substantially resolved; (ii) FHN has determined material loss to be probable but is not reasonably able to estimate an amount or range of material loss liability; or (iii) FHN has determined that material loss is not probable but is reasonably possible, and that the amount or range of that reasonably possible material loss is estimable. As defined in applicable accounting guidance, loss is reasonably possible if there is more than a remote chance of a material loss outcome for FHN. Set forth below are disclosures for certain pending or threatened litigation matters, including all matters mentioned in (i) or (ii) and certain matters mentioned in (iii). In addition, certain other matters are discussed relating to FHN’s former mortgage origination and servicing businesses. In all litigation matters discussed, unless settled or otherwise resolved, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.

FHN reassesses the liability for litigation matters each quarter as the matters progress. At December 31, 2015, the aggregate amount of liabilities established for all material loss contingency matters was $15.1 million. These liabilities are separate from those discussed under the heading “Established Repurchase Liability” below.

In each material loss contingency matter, except as otherwise noted, there is a more than slight chance that any of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. At December 31, 2015, FHN estimates that for all material loss contingency matters, estimable reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to approximately $108 million.

132	FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

As a result of the general uncertainties discussed above and the specific uncertainties discussed for each matter mentioned below, it is possible that the ultimate future loss experienced by FHN for any particular matter may materially exceed the amount, if any, of currently established liability for that matter. That possibility exists both for matters included in the estimated reasonably possible loss (“RPL”) range mentioned above and for matters not included in that range.

Certain Matters Included in Reasonably Possible Loss Range

Debit Transaction Sequencing Litigation Matter. FTBNA is a defendant in a putative class action lawsuit concerning overdraft fees charged in connection with debit card transactions. A key claim is that the method used to order or sequence the transactions posted each day was improper. The case is styled as Hawkins v. First Tennessee Bank National Association, before the Circuit Court for Shelby County, Tennessee, Case No. CT-004085-11. The plaintiff seeks actual damages of at least $5 million, unspecified restitution of fees charged, and unspecified punitive damages, among other things. FHN’s estimate of RPL for this matter is subject to significant uncertainties regarding: whether a class will be certified and, if so, the definition of the class; claims as to which no dollar amount is specified; the potential remedies that might be available or awarded; and the ultimate outcome of potentially significant motions.

RPL-Included First Horizon Branded Mortgage Securitization Litigation Matters. FHN, along with multiple co-defendants, is defending lawsuits brought by investors which claim that the offering documents under which certificates relating to First Horizon branded securitizations (“FH proprietary securitizations”) were sold to them were materially deficient. FHN can estimate reasonably possible loss for two of those matters: (1) Federal Deposit Insurance Corporation (“FDIC”) as receiver for Colonial Bank, in the U.S. District Court for the Middle District of Alabama (Case No. CV-12-791-WKW-WC); and (2) FDIC as receiver for Colonial Bank, in the U.S. District Court for the Southern District of New York (Case No. 12 Civ. 6166 (LLS)(MHD)). The plaintiff in those suits claims to have purchased (and later sold) certificates in a number of separate FH proprietary securitizations and demands that FHN answer in damages and pay prejudgment interest, among several remedies sought. The RPL estimates for these matters are subject to significant uncertainties regarding: the dollar amounts claimed; the potential remedies that might be available or awarded; the outcome of any settlement discussions; the ultimate outcome of potentially significant motions; the availability of significantly dispositive defenses; and the incomplete status of the discovery process.

Litigation – Gain Contingencies

In second quarter 2015 FHN reached an agreement with the U.S. Department of Justice (“DOJ”) and the Office of the Inspector General for the Department of Housing and Urban Development (“HUD”) to settle potential claims related to FHN’s underwriting and origination of loans insured by the Federal Housing Administration (“FHA”). Under that agreement FHN paid $212.5 million. FHN believes that certain insurance policies, having an aggregate policy limit of $75 million, provide coverage for FHN’s losses and related costs. The insurers have denied and/or reserved rights to deny coverage. FHN has brought suit against the insurers to enforce the policies under Tennessee law. In connection with this litigation the previously recognized expenses associated with the settled matter may be recouped in part. Under applicable financial accounting guidance FHN has determined that although material gain from this litigation is not probable there is more than a slight chance of a material gain outcome for FHN. FHN cannot determine a probable outcome that may result from this matter because of the uncertainty of the potential outcomes of the legal proceedings and also due to significant uncertainties regarding: legal interpretation of the relevant contracts; potential remedies that might be available or awarded; the ultimate effect of counterclaims asserted by the defendants; and lack of discovery.

First Horizon Branded Mortgage Securitization Litigation Matters

Prior to September 2008 FHN originated and sold home loan products through various channels and conducted its servicing business under the First Horizon Home Loans and First Tennessee Mortgage Servicing brands. Those

FIRST HORIZON NATIONAL CORPORATION	133

Note 17  ❑  Contingencies and Other Disclosures (continued)

sales channels included the securitization of loans into pools held by trustees and the sale of the resulting securities, sometimes called “certificates,” to investors. These activities are discussed in more detail below under the heading “Legacy Home Loan Sales and Servicing.”

As mentioned above, FHN is directly defending two lawsuits which claim that the offering documents under which certificates relating to FH proprietary securitizations were sold were materially deficient. Underwriters are co-defendants and have demanded, under provisions in the applicable underwriting agreements, that FHN indemnify them for their expenses and any losses they may incur. In addition, FHN has received indemnity demands from underwriters in certain other suits as to which investors claim to have purchased certificates in FH proprietary securitizations but as to which FHN has not been named a defendant.

For the two pending lawsuits FHN is able to estimate RPL, as mentioned above. For the indemnity claims FHN is unable to estimate an RPL range due to significant uncertainties regarding: claims as to which the claimant specifies no dollar amount; the potential remedies that might be available or awarded; the availability of significantly dispositive defenses such as statutes of limitations or repose; the outcome of potentially dispositive early-stage motions such as motions to dismiss; the incomplete status of the discovery process; the lack of a precise statement of damages; and lack of precedent claims.

Plaintiffs in the pending lawsuits claim to have purchased a total of $145.7 million of certificates and the purchase prices of the certificates subject to the indemnification requests total $512.4 million.

Legacy Home Loan Sales and Servicing

Overview

Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sales typically were effected either as non-recourse whole-loan sales or through non- recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominantly to two government-sponsored entities (“GSEs”): the Federal National Mortgage Association (“Fannie Mae,” “Fannie,” or “FNMA”), and the Federal Home Loan Mortgage Corporation (“Freddie Mac,” “Freddie,” or “FHLMC”). Federally insured or guaranteed whole-loans were pooled, and payments to investors were guaranteed through the Government National Mortgage Association (“Ginnie Mae,” “Ginnie,” or “GNMA”). Collectively, Fannie Mae, Freddie Mac, and Ginnie Mae are referred to as the “Agencies.” Many mortgage loan originations, especially those “nonconforming” mortgage loans that did not meet criteria for whole-loan sales to the GSEs or insurance through Ginnie Mae, were sold to investors, or certificate-holders, predominantly through First Horizon (“FH”) branded proprietary securitizations but also, to a lesser extent, through whole-loan sales to private non-Agency purchasers. In addition, FHN originated and sold HELOCs and second lien mortgages through whole-loan sales to private purchasers and, to a lesser extent, through FH proprietary securitizations.

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

FHN also sold certain Agency mortgage loans with full recourse under agreements to repurchase the loans upon default, and originated or underwrote mortgage loans under the FHA insurance program or the Veteran’s Administration (“VA”) guaranty program. After the 2008 sale these lending activities continued but were substantially curtailed.

134	FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

Agency Whole-Loan Sales

Even though Agency loans were sold without recourse for credit loss, FHN may be obligated either to repurchase a loan for the unpaid principal balance (“UPB”) or to make the purchaser whole for the economic loss incurred if FHN breached representations or warranties made by FHN to the purchaser at the time of the sale. Such representations and warranties typically covered both substantive and process matters, such as the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers. For several years Agencies, especially the GSEs, reviewed loans and demanded repurchase.

In 2013 and 2014 FHN entered into definitive resolution agreements (DRAs”) with the two GSEs. Each DRA resolved certain repurchase obligations associated with loans originated from 2000 to 2008 excluding certain loans. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have loan repurchase or monetary compensation obligations under the DRAs related to private mortgage insurance rescissions, cancellations, and denials (with certain exceptions). FHN’s repurchase liability as of December 31, 2015 contemplates, among other things, estimates of FHN’s repurchase exposure related to loans excluded from the DRAs and estimates of FHN’s repurchase exposure related to certain other whole-loan sales. See “Other Whole-Loan Sales” and “Established Repurchase Liability” below for additional information.

Other Whole-Loan Sales

Prior to the 2008 divestiture FHN sold first lien mortgage loans through whole-loan sales to non-Agency purchasers. FHN made contractual representations and warranties to the purchasers similar to those made to Agency purchasers. As of December 31, 2015, 45 percent of repurchase/make-whole claims in the loan repurchase pipeline relate to other whole-loan sales. These claims are included in FHN’s liability methodology and the assessment of the adequacy of the repurchase and foreclosure liability.

Many of these loans were included by the purchasers in their own securitizations, not using the First Horizon brand. FHN’s contractual representations and warranties to these loan purchasers generally included repurchase and indemnity covenants for losses and expenses applicable to the securitization caused by FHN’s breach. Currently the following categories of legal actions are pending which involve FHN and non-Agency whole-loan sales: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii) FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; (iii) FHN has received repurchase or make-whole demands from purchasers or their assignees; and (iv) FHN is a defendant in certain legal actions involving FHN-originated loans. In some cases the loans to be reviewed, or which otherwise are at issue, have not been identified specifically. Assignees can include securitizers or securitization trustees, among others. A loan is included in the loan repurchase pipeline only when an identifiable demand for repurchase has been made outside of active litigation.

At December 31, 2015, FHN’s repurchase and foreclosure liability included certain known exposure from other whole-loan sales.

First Horizon Branded Proprietary Mortgage Securitizations

Before 2008 FHN originated and sold certain non-agency, nonconforming mortgage loans, consisting of Jumbo and Alternative-A first lien mortgage loans, to private investors through proprietary securitization trusts under the FH brand. Securitized loans generally were sold indirectly to investors as interests, commonly known as certificates, in the trusts. The certificates were sold to a variety of investors, including GSEs in some cases, through securities offerings under a prospectus or other offering documents. In most cases, the certificates were tiered into different risk classes, with junior classes exposed to trust losses first and senior classes exposed after junior classes were exhausted. Through third quarter 2013, FHN continued to service substantially all of the remaining loans sold through FH proprietary securitizations. In 2013 and 2014 FHN sold and transferred substantially all such servicing rights and obligations.

FIRST HORIZON NATIONAL CORPORATION	135

Note 17  ❑  Contingencies and Other Disclosures (continued)

FHN made representations and warranties to the securitization trustee for the benefit of investors, and made covenants with the trustee related to servicing and other matters concerning the loans or securitizations. FHN’s trustee is a defendant in a lawsuit in which the plaintiffs have asserted that the trustee has duties under federal law to review loans and otherwise act against FHN outside of the duties specified in the applicable trust documents. At December 31, 2015: the repurchase pipeline contained no loan repurchase request from the trustee related to FH proprietary first lien securitizations; FHN was not a defendant in the lawsuit brought against the trustee; FHN’s trustee had made no claims against FHN; and, no litigation by the trustee was pending against FHN.

Interests in securitized loans were sold as securities under prospectuses or other offering documents subject to the disclosure requirements of applicable federal and state securities laws. An investor could pursue (and in some cases is pursuing) a claim alleging that the prospectus or other disclosure documents were deficient by containing materially false or misleading information or by omitting material information. FHN believes a new federal securities law claim cannot be brought at this time due to the running of applicable limitation periods, but other claims might still be possible. Claims of this sort are resolved in a litigation context, unlike FHN’s GSE repurchase experience. FHN’s analysis of loss content and establishment of appropriate liabilities in these cases follow principles and practices associated with litigation matters as discussed above; that process does not involve the loan repurchase pipeline and loan repurchase liability.

Other Government Entity Loan Reviews

Certain government entities acting on behalf of several purchasers of FH proprietary and other securitizations have subpoenaed information from FHN and others. These include the FDIC (on behalf of certain failed banks) and the FHLBs of San Francisco, Atlanta, and Seattle, among others. Collectively, the subpoenas seek information concerning: a number of FH proprietary securitizations and/or underlying loan originations; and originations of certain other whole loans sold which, in many cases, were included by the purchaser in its own securitizations. See “Other Whole-Loan Sales” above for additional information concerning loans originated and sold by FHN that were included in other securitizations. Some subpoenas fail to identify the specific investments made or loans at issue. Moreover, FHN has limited information regarding at least some of the loans under review. The FDIC subpoenas partially overlap with the ongoing litigation matters mentioned above under “Litigation – Loss Contingencies.” Unless and until a review becomes an identifiable repurchase claim, the associated loans are not considered part of the repurchase pipeline.

Private Mortgage Insurance

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

Established Repurchase Liability

Based on currently available information and experience to date, FHN has evaluated its loan repurchase exposure and has accrued for losses of $115.6 million and $120.1 million as of December 31, 2015 and 2014, respectively, including a smaller amount related to equity-lending junior lien loan sales. FHN used all available information to estimate losses related to potential repurchase obligations not included in the DRAs including future MI rescissions, prior bulk servicing sales where FHN is no longer the directly responsible party but still has repurchase obligations, and obligations related to certain other loan sales, including repurchase obligations related to non-GSE loan sales. Additionally, FHN continues to monitor claims included in the active pipeline, historical repurchase rates, and loss

136	FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

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

Servicing and Foreclosure Exposures

After the 2008 platform sale a substantial portion of FHN’s first lien portfolio was serviced through subservicing arrangements. FHN’s servicing activities, including foreclosure and loss mitigation practices, initially were outsourced through a subservicing arrangement (the “2008 subservicing agreement”) with the platform buyer (the “2008 subservicer”). FHN entered into a replacement agreement in 2011 with a new subservicer (the “2011 subservicer”). In fourth quarter 2013 and first quarter 2014, FHN sold substantially all remaining servicing to the 2011 subservicer. Servicing still retained by FHN continues to be subserviced by the 2011 subservicer.

FHN is subject to losses in its current and former loan servicing portfolio due to loan foreclosures. Foreclosure exposure arises from certain government agency agreements, as well as agreements with MI insurers, which limit the agency’s repayment guarantees on foreclosed loans and allow compensatory fees and penalties and curtailments of claims for violations of agreements or insurance policies, resulting in losses to the servicer. Foreclosure exposure also includes real estate costs, marketing costs, and costs to maintain properties.

In 2011 regulators entered into consent decrees with several institutions, including FHN’s 2008 subservicer, requiring comprehensive revision of loan modification and foreclosure processes and remediation for certain borrowers. In 2012 a settlement agreement with the OCC replaced the consent decree for the 2008 subservicer.

Under FHN’s 2008 subservicing agreement, the 2008 subservicer had the contractual right to follow FHN’s prior servicing practices as they existed early in 2008 until the 2008 subservicer became aware that such practices did not comply with applicable servicing requirements, subject to the subservicer’s obligation to follow accepted servicing practices, applicable law, and new requirements, including evolving interpretations of such practices, law and requirements. In the event of a dispute such as that described below between FHN and the 2008 subservicer over any liabilities for the subservicer’s servicing and management of foreclosure or loss mitigation processes, FHN cannot predict the loss that may be incurred.

FHN’s 2008 subservicer has presented invoices and made demands under the 2008 subservicing agreement that FHN pay certain costs related to tax service contracts, miscellaneous transfer costs, servicing timeline penalties, compensatory damages, and curtailments charged by GSEs and a government agency prior to FHN’s transfer of subservicing to its 2011 subservicer in the amount of $8.6 million. The 2008 subservicer also is seeking reimbursement from FHN for expenditures the 2008 subservicer has incurred or anticipates it will incur under the consent decree and supervisory guidance relating to foreclosure review (collectively, “foreclosure review expenditures”). The foreclosure review expenditures for which the 2008 subservicer has sought reimbursement total $34.9 million. Although the most recent request was made in 2012, additional reimbursement requests might be made. FHN disagrees with the 2008 subservicer’s position and has made no reimbursements. In the event that the 2008 subservicer pursues its position through litigation, FHN believes it has meritorious defenses and intends to defend itself vigorously. FHN also believes that certain amounts billed to FHN by agencies for penalties and curtailments on claims by MI insurers for actions by the 2008 subservicer prior to the 2011 subservicing transfer but billed after that date are owed by the 2008 subservicer. This disagreement has the potential to result in litigation and, in any such future litigation, the claim against FHN may be substantial.

Other Disclosures – Visa Matters

FHN is a member of the Visa USA network. In October 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa Inc. (“Visa”). Upon completion of the reorganization, the members of the

FIRST HORIZON NATIONAL CORPORATION	137

Note 17  ❑  Contingencies and Other Disclosures (continued)

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

In July 2012, Visa and MasterCard announced a joint settlement (the “Settlement”) related to the Payment Card Interchange matter, one of the Covered Litigation matters. Based on the amount of the Settlement attributable to Visa and an assessment of FHN’s contingent liability accrued for Visa litigation matters, the Settlement did not have a material impact on FHN. In September 2014, Visa funded $450 million into the escrow account, and as a result FHN made a payment to the derivative counterparty of $2.4 million in October 2014. As of December 31, 2015, the conversion ratio is 165 percent reflecting the Visa stock split in March 2015, and the contingent liability is $.8 million. Future funding of the escrow would dilute this exchange rate by an amount that is not determinable at present.

As of December 31, 2015 and 2014, the derivative liabilities were $4.8 million and $5.2 million, respectively.

FHN now holds approximately 1.1 million Visa Class B shares. FHN’s Visa shares are not considered to be marketable and therefore are included in the Consolidated Statements of Condition at their historical cost of $0. The Settlement has been approved by the court but that approval has been appealed by certain of the plaintiffs and a hearing was conducted in September 2015 but the court has not issued its decision. Accordingly, the outcome of this matter remains uncertain. Additionally, other Covered Litigation matters are also pending judicial resolution, including new matters filed by class members who opted-out of the Settlement. So long as any Covered Litigation matter remains pending, FHN’s ability to transfer its Visa holdings continues to be restricted.

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

Note 18  ❑  Pension, Savings, and Other Employee Benefits

Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. Benefits under the plan are “frozen” so that years of service and compensation changes after 2012 do not affect the benefit owed. The contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. FHN did not make any contributions to the qualified pension plan in 2015. Future decisions to contribute to the plan will be based upon pension funding requirements under the Pension Protection Act, the maximum amount deductible under the Internal Revenue Code, and the actual performance of plan assets. Management is evaluating whether a contribution to the qualified pension plan will be made in 2016.

138	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the qualified pension plan have been limited by tax rules. These other non-qualified plans are unfunded, and contributions to these plans cover all benefits paid under the non- qualified plans. Payments made under the non-qualified plans were $4.9 million for 2015. FHN anticipates making benefit payments under the non-qualified plans of $5.2 million in 2016.

Savings plan. FHN provides all qualifying full-time employees with the opportunity to participate in the FHN tax qualified 401(k) savings plan. The qualified plan allows employees to defer receipt of earned salary, up to tax law limits, on a tax-advantaged basis. Accounts, which are held in trust, may be invested in a wide range of mutual funds and in FHN common stock. Up to tax law limits, FHN provides a 100 percent match for the first 6 percent of salary deferred, with company match contributions invested according to a participant’s current investment elections. The savings plan also allows employees to invest in a non- leveraged employee stock ownership plan (“ESOP”). Cash dividends on shares held by the ESOP are charged to retained earnings and the shares are considered outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 8,886,544 on December 31, 2015. Through a non-qualified savings restoration plan, FHN provides a restorative benefit to certain highly-compensated employees who participate in the savings plan and whose contribution elections are capped by tax limitations.

FHN also provides “flexible dollars” to assist employees with the cost of annual benefits and/or allow the employee to contribute to his or her qualified savings plan. These “flexible dollars” are pre-tax contributions and are based upon the employees’ years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $20.8 million for 2015 and $20.4 million for 2014 and 2013.

Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance benefits to retirement-eligible employees. The postretirement medical plan is contributory with FHN contributing a fixed amount for certain participants. FHN’s postretirement benefits include certain prescription drug benefits. In third quarter 2015, FHN notified participants of revisions to the retiree medical plan effective January 1, 2016. In conjunction with this action, FHN recognized an $8.3 million curtailment gain in third quarter 2015. FHN also recognized a $1.0 million reduction in the plans’ projected benefit obligation and a $5.3 million tax affected adjustment to accumulated other comprehensive income.

Actuarial assumptions. FHN’s process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the plan’s broad allocation of its assets to asset classes, such as large cap equity and fixed income. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a thirty year time horizon. Consequently, FHN selected a 6.00 percent assumption for 2016 for the defined benefit pension plan and a 2.10 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993. FHN selected a 6.15 percent assumption for postretirement medical plan assets dedicated to employees who retired after January 1, 1993.

The discount rates for the three years ended 2015 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN’s plans and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company’s funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $250 million par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. High quality corporate bonds experienced increasing yields in 2015 resulting in a discount rate higher than 2014 and therefore a lower benefit obligation. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

FIRST HORIZON NATIONAL CORPORATION	139

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

The actuarial assumptions used in the defined benefit pension plan and other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost
	2015	2014	2013	2015	2014	2013

Discount rate
Qualified pension	4.68%	4.30%	5.15%	4.30%	5.15%	4.35%
Nonqualified pension	4.33%	4.00%	4.70%	4.00%	4.70%	3.85%
Other nonqualified pension	3.57%	3.35%	4.05%	3.35%	4.05%	3.20%
Postretirement benefits	3.76% - 4.87%	3.45% - 4.45%	4.10% - 5.35%	3.45% - 4.45%	4.10% - 5.35%	3.80% - 4.55%

Expected long-term rate of return
Qualified pension/ postretirement benefits	6.00%	5.85%	6.60%	5.85%	6.60%	6.05%
Postretirement benefit (retirees post January 1, 1993)	6.15%	6.35%	6.95%	6.35%	6.95%	6.05%
Postretirement benefit (retirees prior to January 1, 1993)	2.10%	2.30%	2.85%	2.30%	2.85%	3.93%

In 2014, the Society of Actuaries published updated life expectancy tables based upon a study of recent non-governmental pension plan experience in the United States. These new tables reflect the increased longevity of pension plan participants as well as projected future improvements in life expectancy in comparison to prior life expectancy tables. FHN included the newly released tables within the annual re-measurement of its pension and postretirement plan calculations beginning in 2014. Consideration of the new life expectancy tables resulted in an 8 percent increase of the projected benefit obligations for FHN’s pension plans in 2014 compared to the use of the former tables.

The rate of compensation increase previously had a significant effect on the actuarial assumptions used for the defined benefit pension plan. However, given the pension plan freeze as of December 31, 2012, the rate of compensation increase no longer applies to the qualified pension plan.

The health care cost trend rate assumption previously had a significant effect on the amounts reported. However, given the change to a defined contribution subsidy model for postretirement medical insurance benefits, a one-percentage-point change in assumed health care cost trend rates would have no impact on the reported service and interest cost components or the postretirement benefit obligation at the end of the plan year since the annual rate of increase in health care costs was no longer included in the actuarial assumptions for that plan for the 2015 and 2014 measurements.

140	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

The components of net periodic benefit cost for the plan years 2015, 2014 and 2013 are as follows:

(Dollars in thousands)	Total Pension Benefits			Other Benefits
	2015	2014	2013	2015	2014	2013

Components of net periodic benefit cost
Service cost	$40	$56	$63	$146	$207	$460
Interest cost	36,424	34,915	32,361	1,413	1,754	2,033
Expected return on plan assets	(37,516)	(40,093)	(34,946)	(956)	(1,025)	(816)
Amortization of unrecognized:
Prior service cost/(credit)	333	346	353	(830)	(1,163)	(299)
Actuarial (gain)/loss	10,103	6,898	9,832	(1,014)	(1,006)	(171)

Net periodic benefit cost	9,384	2,122	7,663	(1,241)	(1,233)	1,207

ASC 715 settlement expense (a)	-	-	370	-	-	-
ASC 715 curtailment (income) (b)	-	-	-	(8,283)	-	-
ASC 715 special termination benefits (c)	-	1,009	-	-	-	-

Total periodic benefit costs	$9,384	$3,131	$8,033	$(9,524)	$(1,233)	$1,207

(a)

In 2013, lump sum payments under the supplemental retirement plan triggered settlement accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the settlement and realized an ASC 715 settlement expense.

(b)

In 2015, an announced revision to the retiree medical plan triggered curtailment accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the curtailment and realized a curtailment gain.

(c)	In 2014, a one-time special termination benefits charge was recognized related to recalculation of a participant’s benefit under a non-qualified plan upon retirement.

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a calculated value that recognizes changes in the fair value of plan assets over five years, as permitted by GAAP.

In 2016, FHN is changing its methodology for the calculation of interest cost for its applicable employee benefit plans. Prior to 2016 FHN utilized a weighted average discount rate to determine interest cost, which is the same discount rate used to calculate the projected benefit obligation. Starting in 2016, FHN is adopting a spot rate approach which applies duration-specific rates from the full yield curve to estimate future benefit payments for the determination of interest cost. This change in accounting estimate is expected to reduce interest cost across all plans by $5.8 million in 2016.

FIRST HORIZON NATIONAL CORPORATION	141

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

The following tables set forth the plans’ benefit obligations and plan assets for 2015 and 2014:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2015	2014	2015	2014

Change in Benefit Obligation
Benefit obligation, beginning of year	$859,853	$693,716	$35,328	$38,464
Service cost	40	56	146	207
Interest cost	36,424	34,915	1,413	1,754
Actuarial (gain)/loss	(49,919)	157,619	(2,393)	(3,293)
Actual benefits paid	(29,869)	(27,462)	(1,057)	(1,804)
Gain due to curtailment	-	-	(271)	-
Special termination benefits	-	1,009	-	-

Benefit obligation, end of year	$816,529	$859,853	$33,166	$35,328

Change in Plan Assets
Fair value of plan assets, beginning of year	$695,549	$640,605	$16,639	$16,360
Actual return on plan assets	(31,699)	78,491	(169)	973
Employer contributions	4,188	3,915	715	1,110
Actual benefits paid – settlement payments	-	-	(1,057)	(1,804)
Actual benefits paid – other payments	(29,869)	(27,462)	-	-

Fair value of plan assets, end of year	$638,169	$695,549	$16,128	$16,639

Funded status of the plans	$(178,360)	$(164,304)	$(17,038)	$(18,689)

Amounts Recognized in the Statements of Financial Condition
Other assets	$-	$-	$12,679	$11,882
Other liabilities	(178,360)	(164,304)	(29,717)	(30,571)

Net asset/(liability) at end of year	$(178,360)	$(164,304)	$(17,038)	$(18,689)

The qualified and nonqualified pension plans were underfunded as of December 31, 2015, by $132.6 million, and $45.8 million, respectively. At year-end 2014, the qualified and nonqualified pension plans were underfunded by $114.3 million, and $50.0 million, respectively. Because of the pension freeze as of the end of 2012, the pension benefit obligation and the accumulated benefit obligation are the same as of December 31, 2015 and 2014. The projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded all corresponding plan assets as of December 31, 2015 and 2014.

Unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2015 and 2014 consist of:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2015	2014	2015	2014

Amounts Recognized in Accumulated Other Comprehensive Income
Prior service cost/(credit)	$248	$581	$265	$(8,577)
Net actuarial (gain)/loss	363,457	354,264	(10,918)	(10,664)

Total	$363,705	$354,845	$(10,653)	$(19,241)

142	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

The pre-tax amounts recognized in other comprehensive income during 2015 and 2014 were as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2015	2014	2015	2014

Changes in plan assets and benefit obligation recognized in other comprehensive income
Net actuarial (gain)/loss arising during measurement period	$19,296	$119,217	$(1,268)	$(3,241)
Items amortized during the measurement period:
Prior service credit/(cost)	(333)	(346)	8,842	1,163
Net actuarial gain/(loss)	(10,103)	(6,898)	1,014	1,006

Total recognized in other comprehensive income	$8,860	$111,973	$8,588	$(1,072)

FHN utilizes the minimum amortization method in determining the amount of actuarial gains or losses to include in plan expense. Under this approach, the net deferred actuarial gain or loss that exceeds a threshold is amortized over the average remaining service period of active plan participants. The threshold is measured as the greater of: 10 percent of a plan’s projected benefit obligation as of the beginning of the year or 10 percent of the market related value of plan assets as of the beginning of the year. FHN amortizes actuarial gains and losses using the estimated average remaining life expectancy of the remaining participants since all participants are considered inactive due to the freeze.

The estimated net actuarial (gain)/loss, prior service cost/(credit), and transition (asset)/obligation for the plan that will amortize from accumulated other comprehensive income into net periodic benefit cost during the following fiscal year are as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2015	2014	2015	2014

Prior service cost/(credit)	$197	$332	$170	$(1,163)
Net actuarial (gain)/loss	8,271	9,582	(930)	(976)

FHN does not expect any defined benefit pension plan’s and other employee benefit plan’s assets to be returned to FHN in 2016.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate:

(Dollars in thousands)	Pension Benefits	Other Benefits

2016	$32,341	$1,405
2017	34,462	1,448
2018	36,622	1,497
2019	38,690	1,549
2020	41,122	1,607
2021-2025	230,231	8,964

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

FIRST HORIZON NATIONAL CORPORATION	143

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

FHN has adopted an investment strategy that reduces equities and increases long duration fixed income allocations over time with the intention of reducing volatility of funded status and pension costs. Plan assets will be shifted from equities to fixed income securities when certain funded status thresholds are met in the future. At December 31, 2015 and 2014, the target allocation to equities was 32 percent and the target allocation to fixed income and cash equivalents was 68 percent. Equity securities, most of which are included in common and collective funds, primarily include investments in large capital and small capital companies located in the U.S., as well as international equity securities in developed and emerging markets. Fixed income securities include U.S. treasuries, corporate bonds of companies from diversified industries, municipal bonds, and foreign bonds. Fixed income investments generally have long durations consistent with the estimated pension liabilities of FHN. Retiree medical funds are kept in short-term investments, primarily money market funds and mutual funds. On December 31, 2015 and 2014, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN’s pension plan assets at December 31, 2015 and 2014, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 24 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

(Dollars in thousands)	December 31, 2015
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$8,527	$-	$-	$8,527
Equity securities:
U.S. mid capital	11,509	-	-	11,509
Fixed income securities:
U.S. treasuries	-	9,534	-	9,534
Corporate, municipal and foreign bonds	-	197,089	-	197,089
Common and collective funds:
Fixed income	-	214,933	-	214,933
U.S. large capital	-	101,867	-	101,867
U.S. small capital	-	39,744	-	39,744
International	-	54,966	-	54,966

Total	$20,036	$618,133	$-	$638,169

(Dollars in thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$5,817	$-	$-	$5,817
Equity securities:
U.S. mid capital	10,803	-	-	10,803
Fixed income securities:
U.S. treasuries	-	3,684	-	3,684
Corporate, municipal and foreign bonds	-	230,808	-	230,808
Common and collective funds:
Fixed income	-	231,666	-	231,666
U.S. large capital	-	119,234	-	119,234
U.S. small capital	-	39,449	-	39,449
International	-	54,088	-	54,088

Total	$16,620	$678,929	$-	$695,549

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

144	FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

allocations, as defined in the de-risking glide path. The Committee also periodically reviews other elements of risk for its pension investment program, including the organization’s ability to assume pension investment risk.

The fair value of FHN’s retiree medical plan assets at December 31, 2015 and 2014 by asset category are as follows:

(Dollars in thousands)	December 31, 2015
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$365	$-	$-	$365
Mutual funds:
Equity mutual funds	9,562	-	-	9,562
Fixed income mutual funds	6,201	-	-	6,201

Total	$16,128	$-	$-	$16,128

(Dollars in thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$425	$-	$-	$425
Mutual funds:
Equity mutual funds	9,627	-	-	9,627
Fixed income mutual funds	6,587	-	-	6,587

Total	$16,639	$-	$-	$16,639

The number of shares of FHN common stock held by the qualified pension plan was 792,607 for 2015 and 2014.

FIRST HORIZON NATIONAL CORPORATION	145

Note 19  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Equity compensation plans

FHN currently has one plan, its shareholder-approved Equity Compensation Plan (“ECP”), which authorizes the grant of new stock-based awards to employees and directors. Most awards outstanding at year end were granted under the ECP, though older stock options and certain deferred stock units remain outstanding under several plans which no longer are active. The ECP authorizes a broad range of award types, including restricted shares, stock units, and stock options. Stock units may be paid in shares or cash, depending upon the terms of the award. The ECP also authorizes the grant of stock appreciation rights, though no such grants have been made. Awards generally have service-vesting conditions, meaning that the employee must remain employed by FHN for certain periods in order for the award to vest. Some outstanding awards also have performance conditions, and one outstanding award has performance conditions associated with FHN’s stock price. FHN operates the ECP by establishing award programs, each of which is intended to cover a specific need. Programs are created, changed, or terminated as needs change. Unvested awards have service and/or performance conditions which must be met in order for the shares to vest. On December 31, 2015, there were 7,326,277 shares available for new awards under the ECP. Although the ECP imposes a separate limit on full-value (non-option) awards which is included within the overall limit, at December 31, 2015 the two limits were the same.

Service condition full-value awards. Awards may be granted with service conditions only. In recent years programs using these awards have included an annual program for selected management employees, a mandatory deferral program for executives tied to annual bonuses earned, other mandatory or elective deferral programs, various retention programs, and special hiring-incentive situations. Details of the awards vary by program, but most are settled in shares at vesting rather than cash, and vesting rarely begins earlier than the first anniversary of grant and rarely extends beyond the fourth anniversary of grant. Annual programs tend to use multiple annual vesting dates while retention programs tend to use a single vesting date, but there are exceptions.

Performance condition awards. Under FHN’s long-term incentive and corporate performance programs, performance stock units (“PSUs”) (executives) and cash units (selected management employees) are granted annually and vest only if predetermined performance measures are met. The measures are changed each year based on goals and circumstances prevailing at the time of grant. In recent years the performance periods have been three years, with service-vesting on or near the third anniversary of the grant. PSUs granted in 2015 also have a two year post-vest holding period. Recent annual performance awards require pro-rated forfeiture for performance falling between a threshold level and a maximum, but all-or-nothing awards have also been granted. Performance awards sometimes are used to provide a narrow, targeted incentive to a single person or small group; one such award which represents a market performance condition to FHN’s CEO is discussed in the next paragraph. Of the annual program awards paid during 2015 or outstanding on December 31, 2015: performance conditions related to the 2012 units were met at the 87.5 percent payout level and were paid in 2015; the three-year performance period of the 2013 units has ended but performance is measured relative to peers and has not yet been determined; and, the three-year performance periods for the 2014 and 2015 units have not ended.

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

Director awards. Non-employee directors receive cash and annual grants of service-conditioned stock units under a program approved by the board of directors. Some units are settled in cash, and others are settled in shares, at vesting in the year following the year of grant. In 2014 and 2015 each director received $45,000 and $65,000, respectively of stock units, representing a portion of their annual retainer, that were settled in shares. In 2014 directors also received stock units settled in cash. These cash-settled units were granted in lieu of cash meeting fees. The amount of such units each director received varied with committee assignment. A supplemental annual award of cash-settled stock units also was granted to the lead director. Prior to 2007 the board granted 8,930 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. That program was discontinued in 2007, although one legacy award remains

146	FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

outstanding. In addition, prior to 2005 directors could elect to defer cash compensation in the form of discount-priced stock options, some of which remain outstanding.

Stock and stock unit awards. A summary of restricted and performance stock and unit activity during the year ended December 31, 2015, is presented below:

	Shares/ Units	Weighted average grant date fair value (per share) (a)

Nonvested on January 1, 2015	3,355,145	$10.51
Shares/units granted	1,208,446	13.90
Shares/units vested	(968,612)	10.23
Shares/units cancelled	(122,555)	10.24

Nonvested on December 31, 2015	3,472,424	$10.73

(a)	The weighted average grant date fair value for shares/units granted in 2014 and 2013 was $11.62 and $10.63, respectively.

On December 31, 2015, there was $22.0 million of unrecognized compensation cost related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.8 years. The total grant date fair value of shares vested during 2015, 2014 and 2013, was $9.9 million, $15.5 million and $13.8 million, respectively.

Stock option awards. Currently FHN operates only a single option program, calling for annual grants of service-vested options to executives. In the past, however, option programs varied widely in their uses and terms, and many old-program options, granted under the ECP or its predecessor plans, remain outstanding today. Except for substitute options (discussed below), all options granted since 2005 provide for the issuance of FHN common stock at a price fixed at its fair market value on the grant date. Except for substitute options, all options granted since 2008 vest fully no later than the fourth anniversary of grant, and all such options expire seven years from the grant date. Substitute options can be issued under the ECP in exchange for options of an acquired company that are canceled in a merger. The price, vesting, expiration, and other terms of the substitute options economically mirror those of the canceled options. FHN issued substitute options in the TAF transaction which closed in October, 2015. A deferral program, which was discontinued in 2005, allowed for foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Deferral options granted prior to January 2, 2004, expire 20 years from the grant date, while those granted in the final year of that program have only ten-year terms.

The summary of stock option activity for the year ended December 31, 2015, is shown below:

	Options Outstanding	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)

January 1, 2015	7,791,107	$17.18
Options granted	595,229	11.68
Options exercised	(664,196)	10.43
Options expired/cancelled	(202,413)	25.98

December 31, 2015	7,519,727	17.11	3.37	$14,939

Options exercisable	6,008,325	18.46	3.03	10,728
Options expected to vest	1,511,402	11.73	4.76	4,212

The total intrinsic value of options exercised during 2015 and 2014 was $2.8 million and $.4 million, respectively. The total intrinsic value of options exercised during 2013 was immaterial. On December 31, 2015, there was

FIRST HORIZON NATIONAL CORPORATION	147

Note 19  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

$1.4 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 2.6 years.

FHN granted 595,229, 592,551 and 866,742 stock options with a weighted average fair value of $4.01, $3.50 and $3.21 per option at grant date in 2015, 2014 and 2013, respectively.

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2015, 2014, and 2013 with the following assumptions:

	2015	2014	2013

Expected dividend yield	1.68%	1.70%	1.84%
Expected weighted-average lives of options granted	6.18 years	6.15 years	6.12 years
Expected weighted-average volatility	32.26%	33.79%	36.19%
Expected volatility range	23.67 – 40.85%	24.55 – 61.49%	27.27 – 62.98%
Risk-free interest rate	1.68%	1.96%	1.16%

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. FHN uses a blend of historical and implied volatility in determining expected volatility. A portion of the weighted average volatility rate is derived by compiling daily closing stock prices over a historical period approximating the expected lives of the options. Additionally, because of market volatility due to economic conditions and the impact on stock prices of financial institutions, FHN also incorporates a measure of implied volatility so as to incorporate more recent market conditions that are considered to better reflect future volatility.

Compensation Cost. The compensation cost that has been included in income from continuing operations pertaining to stock-based awards was $13.8 million, $11.4 million, and $16.1 million for 2015, 2014, and 2013, respectively. The corresponding total income tax benefits recognized were $5.3 million in 2015, $4.4 million in 2014, and $6.2 million in 2013.

Authorization. Consistent with Tennessee state law, only authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock based compensation awards. FHN frequently obtains authorization from the Board of Directors to repurchase any stock that may be issued at the time a plan is approved or amended. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal and regulatory restrictions, and prudent capital management. FHN does not currently expect to repurchase a material number of shares under the compensation plan-related repurchase program during 2016.

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

148	FIRST HORIZON NATIONAL CORPORATION

Note 20  ❑  Business Segment Information

FHN has four business segments: regional banking, fixed income, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers in Tennessee and other selected markets. Regional banking provides investments, financial planning, trust services and asset management, credit card, and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally. The fixed income segment consists of fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory, and derivative sales. The corporate segment consists of unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, gains on the extinguishment of debt, acquisition-related costs, and various charges related to restructuring, repositioning, and efficiency initiatives. The non-strategic segment consists of the wind-down national consumer lending activities, legacy mortgage banking elements including servicing fees (in periods subsequent to first quarter 2014 these amounts are significantly lower), and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses along with the associated restructuring, repositioning, and efficiency charges.

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

(Dollars in thousands)		2015	2014	2013

Consolidated	Net interest income	$653,720	$627,718	$637,374
	Provision for loan losses	9,000	27,000	55,000
	Noninterest income	517,325	550,044	584,577
	Noninterest expense	1,053,791	832,531	1,148,519

	Income/(loss) before income taxes	108,254	318,231	18,432
	Provision/(benefit) for income taxes	10,941	84,185	(19,389)

	Income/(loss) from continuing operations	97,313	234,046	37,821
	Income/(loss) from discontinued operations, net of tax	-	-	548

	Net income/(loss)	$97,313	$234,046	$38,369

	Average assets	$25,638,265	$23,994,836	$24,402,338

	Depreciation and amortization	$60,743	$56,894	$71,613
	Expenditures for long-lived assets	43,514	38,880	41,463

Regional Banking	Net interest income	$655,180	$602,126	$591,351
	Provision for loan losses	34,545	29,187	18,460
	Noninterest income	251,616	254,705	247,717
	Noninterest expense	563,535	538,988	529,396

	Income/(loss) before income taxes	308,716	288,656	291,212
	Provision/(benefit) for income taxes	110,232	102,771	104,915

	Net income/(loss)	$198,484	$185,885	$186,297

	Average assets	$14,934,440	$13,273,565	$12,875,630

	Depreciation and amortization	$40,056	$38,008	$46,552
	Expenditures for long-lived assets	37,578	30,697	34,014

FIRST HORIZON NATIONAL CORPORATION	149

Note 20  ❑  Business Segment Information (continued)

(Dollars in thousands)		2015	2014	2013

Fixed Income	Net interest income	$15,534	$12,688	$16,187
	Noninterest income	231,311	202,725	268,436
	Noninterest expense	220,210	146,847	232,429

	Income/(loss) before income taxes	26,635	68,566	52,194
	Provision/(benefit) for income taxes	8,981	25,741	19,618

	Net income/(loss)	$17,654	$42,825	$32,576

	Average assets	$2,368,900	$2,069,472	$2,255,852

	Depreciation and amortization	$5,735	$6,233	$8,837
	Expenditures for long-lived assets	1,640	1,358	3,995

Corporate	Net interest income/(expense)	$(71,727)	$(54,175)	$(46,178)
	Noninterest income	23,330	26,969	26,055
	Noninterest expense	56,906	61,387	64,865

	Income/(loss) before income taxes	(105,303)	(88,593)	(84,988)
	Provision/(benefit) for income taxes	(79,891)	(63,526)	(51,582)

	Net income/(loss)	$(25,412)	$(25,067)	$(33,406)

	Average assets	$6,003,080	$5,588,328	$5,186,034

	Depreciation and amortization	$13,987	$10,929	$13,975
	Expenditures for long-lived assets	3,848	6,268	1,798

Non-Strategic	Net interest income	$54,733	$67,079	$76,014
	Provision/(provision credit) for loan losses	(25,545)	(2,187)	36,540
	Noninterest income	11,068	65,645	42,369
	Noninterest expense	213,140	85,309	321,829

	Income/(loss) before income taxes	(121,794)	49,602	(239,986)
	Provision/(benefit) for income taxes	(28,381)	19,199	(92,340)

	Income/(loss) from continuing operations	(93,413)	30,403	(147,646)
	Income/(loss) from discontinued operations, net of tax	-	-	548

	Net income/(loss)	$(93,413)	$30,403	$(147,098)

	Average assets	$2,331,845	$3,063,471	$4,084,822

	Depreciation and amortization	$965	$1,724	$2,249
	Expenditures for long-lived assets	448	557	1,656

Certain previously reported amounts have been reclassified to agree with current presentation.

150	FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Variable Interest Entities

ASC 810 defines a VIE as a legal entity where the equity investors, as a group, lack either (1) sufficient equity at risk for the entity to finance its activities by itself (2) the power through voting rights, or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance, (3) the obligation to absorb the expected losses of the entity, (4) the right to receive the expected residual returns of the entity, or (5) the entity is structured with non-substantive voting rights. A variable interest is a contractual ownership, or other interest, that fluctuates with changes in the fair value of the VIE’s net assets exclusive of variable interests. Under ASC 810, as amended, a primary beneficiary is required to consolidate a VIE when it has a variable interest in a VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant.

Consolidated Variable Interest Entities

FHN holds variable interests in a proprietary residential mortgage securitization trust it established prior to 2008 as a source of liquidity for consumer lending operations. Based on its restrictive nature, the trust is considered a VIE as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts’ economic performance. In situations where the retention of MSR and other retained interests, including residual interests, results in FHN potentially absorbing losses or receiving benefits that are significant to the trust, FHN is considered the primary beneficiary, as it is also assumed to have the power as servicer to most significantly impact the activities of the VIE. Consolidation of the trust results in the recognition of the trust proceeds as restricted borrowings since the cash flows on the securitized loans can only be used to settle the obligations due to the holders of the trust securities. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trust, the creditors of the trust hold no recourse to the assets of FHN. The only trust included in the December 31, 2015 and December 31, 2014 balance of consolidated proprietary residential mortgage securitizations is a HELOC securitization trust that has entered a rapid amortization period and for which FHN is obligated to provide subordinated funding. During this period, cash payments from borrowers are accumulated to repay outstanding debt securities while FHN continues to make advances to borrowers when they draw on their lines of credit. FHN then transfers the newly generated receivables into the securitization trust and is reimbursed only after other parties in the securitization have received all of the cash flows to which they are entitled. If loan losses requiring draws on the related monoline insurers’ policies, which protect bondholders in the securitization, exceed a certain level, FHN may not receive reimbursement for all of the funds advanced to borrowers, as the senior bondholders and the monoline insurers typically have priority for repayment. This securitization trust is currently consolidated by FHN due to FHN’s status as the Master Servicer for the securitization and the retention of a significant residual interest. Because the trust is consolidated, amounts funded from monoline insurance policies are considered as additional restricted term borrowings in FHN’s Consolidated Statements of Condition.

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

FIRST HORIZON NATIONAL CORPORATION	151

Note 21  ❑  Variable Interest Entities (continued)

The following table summarizes VIEs consolidated by FHN as of December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
(Dollars in thousands)	On-Balance Sheet Consumer Loan Securitization	Rabbi Trusts Used for Deferred Compensation Plans	On-Balance Sheet Consumer Loan Securitization	Rabbi Trusts Used for Deferred Compensation Plans
	Carrying Value	Carrying Value	Carrying Value	Carrying Value

Assets:
Cash and due from banks	$1,406	N/A	$182	N/A
Loans, net of unearned income	52,829	N/A	76,772	N/A
Less: Allowance for loan losses	-	N/A	827	N/A

Total net loans	52,829	N/A	75,945	N/A

Other assets	86	$69,811	436	$67,117

Total assets	$54,321	$69,811	$76,563	$67,117

Liabilities:
Term borrowings	$41,100	N/A	$65,612	N/A
Other liabilities	5	$51,251	4	$50,825

Total liabilities	$41,105	$51,251	$65,616	$50,825

Nonconsolidated Variable Interest Entities

Low Income Housing Partnerships. First Tennessee Housing Corporation (“FTHC”), a wholly-owned subsidiary of FTBNA, makes equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (“LIHTC”) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN’s community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN’s primary geographic region. LIHTC partnerships are considered VIEs as FTHC, the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. FTHC could absorb losses that are significant to the LIHTC partnerships as it has a risk of loss for its capital contributions and funding commitments to each partnership. The general partners are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the entities’ economic performance and the managing members are exposed to all losses beyond FTHC’s initial capital contributions and funding commitments.

LIHTC investments that do not qualify for the proportional amortization method as defined in ASU 2014-01 and discussed in Note 1 are accounted for using the equity method. Expenses associated with these investments were $3.4 million in 2015 and were not significant during 2014 or 2013. The following table summarizes the impact to the Provision/(benefit) for income taxes on the Consolidated Statements of Income for the years ended December 31, 2015, 2014, and 2013 for LIHTC investments accounted for under the proportional amortization method.

(Dollars in thousands)	2015	2014	2013

Provision/(benefit) for income taxes
Amortization of qualifying LIHTC investments	$13,496	$9,880	$12,246
Low income housing tax credits	(9,450)	(9,850)	(11,543)
Other tax benefits related to qualifying LIHTC investments	(10,787)	(7,438)	(3,149)

Other Tax Credit Investments. First Tennessee New Markets Corporation (“FTNMC”), a wholly-owned subsidiary of FTBNA, makes equity investments through wholly-owned subsidiaries as a non-managing member in various limited liability companies (“LLCs”) that sponsor community development projects utilizing the New Market Tax Credit (“NMTC”) pursuant to Section 45 of the Internal Revenue Code. The purpose of these investments is to

152	FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Variable Interest Entities (continued)

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

FTHC also makes equity investments as a limited partner or non-managing member in entities that receive Historic Tax Credits pursuant to Section 47 of the Internal Revenue Code. The purpose of these entities is the rehabilitation of historic buildings with the tax credits provided to incent private investment in the historic cores of cities and towns. These entities are considered VIEs as FTHC, the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. FTHC could absorb losses that are significant to the entities as it has a risk of loss for its capital contributions and funding commitments to each partnership. The managing members are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the entities’ economic performance and the managing members are exposed to all losses beyond FTHC’s initial capital contributions and funding commitments.

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

Proprietary Trust Preferred Issuances. FHN previously issued junior subordinated debt to First Tennessee Capital II (“Capital II”). Capital II was considered a VIE as FHN’s capital contributions to this trust were not considered “at risk” in evaluating whether the holders of the equity investments at risk in the trust had the power through voting rights, or similar rights, to direct the activities that most significantly impacted the entity’s economic performance. FHN was not the trust’s primary beneficiary as FHN’s capital contributions to the trust were not considered variable interests as they were not “at risk”. Consequently, Capital II was not consolidated by FHN. In third quarter 2015 FHN redeemed its junior subordinated debt, and as a result Capital II redeemed its 6.30 percent Capital Securities, Series B, and the trust was terminated.

FIRST HORIZON NATIONAL CORPORATION	153

Note 21  ❑  Variable Interest Entities (continued)

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

Sale Leaseback Transaction. In fourth quarter 2015, FTB entered into an agreement with a single asset leasing entity for the sale and lease back of an office building. In conjunction with this transaction, FTB loaned funds to a related party of the buyer that were used for the purchase price of the building. FTB also entered into a construction loan agreement with the single asset entity for renovation of the building. Since this transaction did not qualify as a sale, it is being accounted for using the deposit method which creates a net asset or liability for all cash flows between FTB and the buyer. The buyer-lessor in this transaction meets the definition of a VIE as it does not have sufficient equity at risk since FTB is providing the funding for the purchase and renovation. A related party of the buyer-lessor has the power to direct the activities that most significantly impact the operations and could potentially receive benefits or absorb losses that are significant to the transactions, making it the primary beneficiary. Therefore, FTB does not consolidate the leasing entity.

154	FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Variable Interest Entities (continued)

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2015:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type

Low income housing partnerships	$70,530	$17,968	(a)
Other Tax Credit Investments (b)(c)	20,977	-	Other assets
Small issuer trust preferred holdings (d)	333,906	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	49,809	64,365	(e)
Proprietary residential mortgage securitizations	23,982	-	(f)
Holdings of agency mortgage-backed securities (d)	4,101,454	-	(g)
Commercial loan troubled debt restructurings (h)	27,649	-	Loans, net of unearned income
Sale-Leaseback Transaction	11,827	-	(i)

(a)

Maximum loss exposure represents $52.6 million of current investments and $18.0 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events, and are also recognized in Other Liabilities. FHN currently expects to be required to fund these accrued commitments by the end of 2016.

(b)	A liability is not recognized as investments are written down over the life of the related tax credit.

(c)	Maximum loss exposure represents current investment balance. Of the initial investment, $18.0 million was funded through loans from community development enterprises.

(d)	Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts’ securities.

(e)	Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $64.4 million classified as Term borrowings.

(f)	Includes $.6 million classified as MSR, $4.4 million classified as Trading securities, and $19.0 million of aggregate servicing advances.

(g)	Includes $.4 billion classified as Trading securities and $3.7 billion classified as Securities available-for-sale.

(h)	Maximum loss exposure represents the value of current receivables. A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers’ operations.

(i)	Maximum loss exposure represents the current loan balance plus additional funding commitments less amounts received from the buyer-lessor.

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2014:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type

Low income housing partnerships	$61,161	$4,678	(a)
Other Tax Credit Investments (b)(c)	21,746	-	Other assets
Small issuer trust preferred holdings (d)	364,882	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	51,613	62,561	(e)
Proprietary trust preferred issuances (f)	N/A	206,186	Term borrowings
Proprietary and agency residential mortgage securitizations	25,904	-	(g)
Holdings of agency mortgage-backed securities (d)	3,881,505	-	(h)
Commercial loan troubled debt restructurings (i)(j)	47,258	-	Loans, net of unearned income

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)

Maximum loss exposure represents $56.5 million of current investments and $4.7 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events, and are also recognized in Other Liabilities. FHN currently expects to be required to fund these accrued commitments by the end of 2016.

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

(g)

Includes $.7 million classified as MSR related to proprietary and agency residential mortgage securitizations and $5.6 million classified as Trading securities related to proprietary and agency residential mortgage securitizations. Aggregate servicing advances of $19.6 million are classified as Other assets.

(h)	Includes $519.1 million classified as Trading securities and $3.4 billion classified as Securities available-for-sale.

(i)

Maximum loss exposure represents $44.0 million of current receivables and $3.2 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.

(j)	A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers’ operations.

FIRST HORIZON NATIONAL CORPORATION	155

Note 22  ❑  Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its fixed income and risk management operations, as part of its risk management strategy and as a means to meet customers’ needs. Derivative instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee (“ALCO”) controls, coordinates, and monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur if a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and by using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with certain counterparties to limit credit risk. On December 31, 2015 and 2014, respectively, FHN had $71.7 million and $91.7 million of cash receivables and $37.7 million and $55.6 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds and over collateralized positions, with derivative counterparties. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. See additional discussion regarding master netting agreements and collateral posting requirements later in this note under the heading “Master Netting and Similar Agreements.” Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

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

Trading Activities

FHN’s fixed income segment trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Fixed income also enters into interest rate contracts, including caps, swaps, and floors, for its customers. In addition, fixed income enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in fixed income noninterest income. Related

156	FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives (continued)

assets and liabilities are recorded on the Consolidated Statements of Condition as Derivative assets and Derivative liabilities. The FTN Financial Risk Committee and the Credit Risk Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $195.9 million and $170.3 million for the years ended December 31, 2015 and 2014, respectively. Total revenues are inclusive of both derivative and non-derivative financial instruments, and are included in fixed income noninterest income.

The following tables summarize FHN’s derivatives associated with fixed income trading activities as of December 31, 2015 and 2014:

(Dollars in thousands)	December 31, 2015
	Notional	Assets	Liabilities

Customer Interest Rate Contracts	$1,714,443	$64,640	$1,943
Offsetting Upstream Interest Rate Contracts	1,714,443	1,943	64,640
Option Contracts Purchased	5,000	27	-
Forwards and Futures Purchased	1,957,524	2,212	1,634
Forwards and Futures Sold	2,168,609	2,149	1,893

(Dollars in thousands)	December 31, 2014
	Notional	Assets	Liabilities

Customer Interest Rate Contracts	$1,754,939	$76,614	$3,681
Offsetting Upstream Interest Rate Contracts	1,754,939	3,681	76,614
Option Contracts Purchased	15,000	12	-
Forwards and Futures Purchased	884,439	1,383	459
Forwards and Futures Sold	1,175,667	962	1,576

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

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain term borrowings totaling $250.0 million and $554.0 million on December 31, 2015 and 2014, respectively. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet amount of these swaps was $2.9 million and $15.3 million in Derivative assets on December 31, 2015 and 2014, respectively. $304.0 million of these borrowings matured in January 2015.

Prior to maturity in December 2015, FHN designated a derivative transaction in a hedging strategy to manage interest rate risk on its $500 million noncallable senior debt. This derivative qualified for hedge accounting under ASC 815-20 using the long-haul method. FHN hedged the interest rate risk on this debt using a pay floating, receive fixed interest rate swap. The balance sheet amount of this swap was $9.1 million in Derivative assets as of December 31, 2014. There was no ineffectiveness related to this hedge at the time of maturity.

FIRST HORIZON NATIONAL CORPORATION	157

Note 22  ❑  Derivatives (continued)

Prior to redemption in third quarter 2015, FHN designated derivative transactions in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities. These qualified for hedge accounting under ASC 815-20 using the long-haul method. FHN hedged the interest rate risk of the subordinated debt totaling $200 million using a pay floating, receive fixed interest rate swap. The balance sheet amount of this swap was $3.9 million in Derivative liabilities as of December 31, 2014. There was no ineffectiveness related to this hedge. In third quarter 2015, FHN called its junior subordinated debt, which triggered a call of the trust preferred securities, and removed all associated hedges. The redemption resulted in a gain on extinguishment of debt of $5.8 million.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $400.0 million of senior debt issued by FTBNA which matures in December 2019. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk of the senior debt. The balance sheet impact of this swap was $3.6 million and $.4 million in Derivative assets as of December 31, 2015 and 2014, respectively. There was an insignificant level of ineffectiveness related to this hedge.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $500.0 million of senior debt which matures in December 2020. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk of the senior debt. The balance sheet impact of this swap was $5.7 million in Derivative liabilities as of December 31, 2015. There was an insignificant level of ineffectiveness related to this hedge.

The following tables summarize FHN’s derivatives associated with interest rate risk management activities as of and for the years ended December 31, 2015 and 2014:

(Dollars in thousands)	December 31, 2015
	Notional	Assets	Liabilities		Gains/(Losses)

Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$799,978	$26,492	$234		$604
Offsetting Upstream Interest Rate Contracts (a)	799,978	234	26,992		(604)

Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$1,150,000	$6,519	$5,705		$(23,194)
Hedged Items:
Term Borrowings (b)	N/A	N/A	$1,150,000	(c)	$23,414 (d)

(Dollars in thousands)	December 31, 2014
	Notional	Assets	Liabilities		Gains/(Losses)

Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$664,345	$26,084	$430		$577
Offsetting Upstream Interest Rate Contracts (a)	664,345	430	26,584		(577)

Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$1,654,000	$24,811	$3,910		$(12,126)
Hedged Items:
Term Borrowings (b)	N/A	N/A	$1,654,000	(c)	$12,272 (d)

(a)	Gains/losses included in the All other expense section of the Consolidated Statements of Income.

(b)	Gains/losses included in the All other income and commissions section of the Consolidated Statements of Income.

(c)	Represents par value of term borrowings being hedged.

(d)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

158	FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives (continued)

FHN hedges held-to-maturity trust preferred loans which have an initial fixed rate term before conversion to a floating rate. FHN has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial term. Interest paid or received for these swaps is recognized as an adjustment of the interest income of the assets whose risk is being hedged. Basis adjustments remaining at the end of the hedge term are being amortized as an adjustment to interest income over the remaining life of the loans. Gains or losses are included in Other income and commissions on the Consolidated Statements of Income.

The following tables summarize FHN’s derivative activities associated with held-to-maturity trust preferred loans as of and for the years ended December 31, 2015 and 2014:

(Dollars in thousands)	December 31, 2015
	Notional	Assets		Liabilities	Gains/(Losses)

Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$6,500	N/A		$488	$256
Hedged Items:
Trust Preferred Loans (a)	N/A	$6,500	(b)	N/A	$(253	)(c)

(Dollars in thousands)	December 31, 2014
	Notional	Assets		Liabilities	Gains/(Losses)

Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$6,500	N/A		$744	$262
Hedged Items:
Trust Preferred Loans (a)	N/A	$6,500	(b)	N/A	$(259	)(c)

(a)	Assets included in the Loans, net of unearned income section of the Consolidated Statements of Condition.

(b)	Represents principal balance being hedged.

(c)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

Other Derivatives

In conjunction with the sales of a portion of its Visa Class B shares, FHN and the purchaser entered into derivative transactions whereby FHN will make or receive cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. As of December 31, 2015 and 2014, the derivative liabilities associated with the sales of Visa Class B shares were $4.8 million and $5.2 million, respectively. See the Visa Matters section of Note 17–Contingencies and Other Disclosures for more information regarding FHN’s Visa shares.

FHN utilizes cross currency swaps and cross currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with non-U.S. dollar denominated loans. As of December 31, 2015 and 2014, these loans were valued at $2.4 million and $4.9 million, respectively. The balance sheet amount and the gains/losses associated with these derivatives were not significant.

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

FIRST HORIZON NATIONAL CORPORATION	159

Note 22  ❑  Derivatives (continued)

Interest rate derivatives are subject to agreements consistent with standard agreement forms of the International Swap and Derivatives Association (“ISDA”). Currently, all interest rate derivative contracts are entered into as over-the-counter transactions and collateral posting requirements are based on the net asset or liability position with each respective counterparty. For contracts that require central clearing, novation to a counterparty with access to a clearinghouse occurs and collateral is posted. Cash collateral received (posted) for interest rate derivatives is recognized as a liability (asset) on FHN’s Consolidated Statement of Condition.

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

Interest rate derivatives with larger financial institutions entered into prior to required central clearing typically contain provisions whereby the collateral posting thresholds under the agreements adjust based on the credit ratings of both counterparties. If the credit rating of FHN and/or FTBNA is lowered, FHN could be required to post additional collateral with the counterparties. Conversely, if the credit rating of FHN and/or FTBNA is increased, FHN could have collateral released and be required to post less collateral in the future. Also, if a counterparty’s credit ratings were to decrease, FHN and/or FTBNA could require the posting of additional collateral; whereas if a counterparty’s credit ratings were to increase, the counterparty could require the release of excess collateral. Collateral for these arrangements is adjusted daily based on changes in the net fair value position with each counterparty.

The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $64.9 million of assets and $62.8 million of liabilities on December 31, 2015, and $100.5 million of assets and $80.5 million of liabilities on December 31, 2014. As of December 31, 2015 and 2014, FHN had received collateral of $146.4 million and $172.1 million and posted collateral of $63.0 million and $83.0 million, respectively, in the normal course of business related to these agreements.

Certain agreements entered into prior to required central clearing also contain accelerated termination provisions, inclusive of the right of offset, if a counterparty’s credit rating falls below a specified level. If a counterparty’s debt rating (including FHN’s and FTBNA’s) were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and require immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $64.9 million of assets and $16.1 million of liabilities on December 31, 2015, and $100.5 million of assets and $19.7 million of liabilities on December 31, 2014. As of December 31, 2015 and 2014, FHN had received collateral of $146.4 million and $172.1 million and posted collateral of $19.7 million and $26.6 million, respectively, in the normal course of business related to these contracts.

FHN’s fixed income segment buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts, and are generally not subject to master netting agreements. For futures and options, FHN transacts through a third party, and the transactions are subject to margin and collateral maintenance requirements. In the event of default, open positions can be offset along with the associated collateral.

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

160	FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives (continued)

The following table provides a detail of derivative assets and collateral received as presented on the Consolidated Statements of Condition as of December 31:

(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statement of Condition	Net amounts of assets presented in the Statement of Condition (a)	Gross amounts not offset in the Statement of Condition		Net amount
				Derivative liabilities available for offset	Collateral Received

Derivative assets:
2015 (b)	$99,828	$-	$99,828	$(9,972)	$(89,856)	$-
2014 (b)	131,731	-	131,731	(15,768)	(114,230)	1,733

(a)

Included in Derivative assets on the Consolidated Statements of Condition. As of December 31, 2015 and 2014, $4.5 million and $2.4 million, respectively, of derivative assets (primarily fixed income forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	2015 and 2014 are comprised entirely of interest rate derivative contracts.

The following table provides a detail of derivative liabilities and collateral pledged as presented on the Consolidated Statements of Condition as of December 31:

(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statement of Condition	Net amounts of liabilities presented in the Statement of Condition (a)	Gross amounts not offset in the Statement of Condition		Net amount
				Derivative assets available for offset	Collateral pledged

Derivative liabilities:
2015 (b)	$100,002	$-	$100,002	$(9,972)	$(62,172)	$27,858
2014 (b)	111,963	-	111,963	(15,768)	(78,390)	17,805

(a)

Included in Derivative liabilities on the Consolidated Statements of Condition. As of December 31, 2015 and 2014, $8.3 million and $7.3 million, respectively, of derivative liabilities (primarily fixed income forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	2015 and 2014 are comprised entirely of interest rate derivative contracts.

FIRST HORIZON NATIONAL CORPORATION	161

Note 23  ❑  Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing and Lending Transactions

For repurchase, reverse repurchase and securities borrowing and lending transactions, FHN and each counterparty have the ability to offset all open positions and related collateral in the event of default. Due to the nature of these transactions, the value of the collateral for each transaction approximates the value of the corresponding receivable or payable. For repurchase agreements within FHN’s fixed income business, transactions are collateralized by securities which are delivered on the settlement date and are maintained throughout the term of the transaction. For FHN’s repurchase agreements through banking activities, securities are typically pledged at the time of the transaction and not released until settlement. For asset positions, the collateral is not included on FHN’s Consolidated Statements of Condition. For liability positions, securities collateral pledged by FHN is generally represented within FHN’s trading or available-for-sale securities portfolios.

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

The following table provides a detail of Securities purchased under agreements to resell as presented on the Consolidated Statements of Condition and collateral pledged by counterparties as of December 31:

(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statement of Condition	Net amounts of assets presented in the Statement of Condition	Gross amounts not offset in the Statement of Condition		Net amount
				Offsetting securities sold under agreements to repurchase	Securities collateral (not recognized on FHN’s Statement of Condition)

Securities purchased under agreements to resell:
2015	$615,773	$-	$615,773	$(537)	$(607,642)	$7,594
2014	659,154	-	659,154	(48,655)	(602,403)	8,096

The following table provides a detail of Securities sold under agreements to repurchase as presented on the Consolidated Statements of Condition and collateral pledged by FHN as of December 31:

(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statement of Condition	Net amounts of liabilities presented in the Statement of Condition	Gross amounts not offset in the Statement of Condition		Net amount
				Offsetting securities purchased under agreements to resell	Securities Collateral

Securities sold under agreements to repurchase:
2015	$338,133	$-	$338,133	$(537)	$(337,523)	$73
2014	562,214	-	562,214	(48,655)	(513,463)	96

Due to the short duration of Securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal. The following table provides a detail, by

162	FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing and Lending Transactions (continued)

collateral type, of the remaining contractual maturity of Securities sold under agreements to repurchase as of December 31:

(Dollars in thousands)	December 31, 2015
	Overnight and Continuous	Up to 30 Days	Total

Securities sold under agreements to repurchase:
U.S. treasuries	$7,066	$-	$7,066
Government agency issued MBS	229,982	-	229,982
Government agency issued CMO	90,562	10,523	101,085

Total Securities sold under agreements to repurchase	$327,610	$10,523	$338,133

FIRST HORIZON NATIONAL CORPORATION	163

Note 24  ❑  Fair Value of Assets & Liabilities

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

Transfers between fair value levels are recognized at the end of the fiscal quarter in which the associated change in inputs occurs.

164	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Recurring Fair Value Measurements

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

(Dollars in thousands)	December 31, 2015
	Level 1	Level 2	Level 3	Total

Trading securities – fixed income:
U.S. treasuries	$-	$64,483	$-	$64,483
Government agency issued MBS	-	258,899	-	258,899
Government agency issued CMO	-	99,260	-	99,260
Other U.S. government agencies	-	83,740	-	83,740
States and municipalities	-	32,729	-	32,729
Corporate and other debt	-	331,709	5	331,714
Equity, mutual funds, and other	-	6,253	-	6,253

Total trading securities – fixed income	-	877,073	5	877,078

Trading securities – mortgage banking	-	-	4,372	4,372
Loans held-for-sale	-	-	27,418	27,418
Securities available-for-sale:
U.S. treasuries	-	100	-	100
Government agency issued MBS	-	1,573,611	-	1,573,611
Government agency issued CMO	-	2,169,683	-	2,169,683
Other U.S. government agencies	-	102	-	102
States and municipalities	-	-	1,500	1,500
Equity, mutual funds, and other	26,434	-	-	26,434

Total securities available-for-sale	26,434	3,743,496	1,500	3,771,430

Other assets:
Mortgage servicing rights	-	-	1,841	1,841
Deferred compensation assets	29,399	-	-	29,399
Derivatives, forwards and futures	4,361	-	-	4,361
Derivatives, interest rate contracts	-	99,855	-	99,855
Derivatives, other	-	149	-	149

Total other assets	33,760	100,004	1,841	135,605

Total assets	$60,194	$4,720,573	$35,136	$4,815,903

Trading liabilities – fixed income:
U.S. treasuries	$-	$284,275	$-	$284,275
Corporate and other debt	-	281,744	-	281,744

Total trading liabilities – fixed income	-	566,019	-	566,019

Other liabilities:
Derivatives, forwards and futures	3,527	-	-	3,527
Derivatives, interest rate contracts	-	100,002	-	100,002
Derivatives, other	-	-	4,810	4,810

Total other liabilities	3,527	100,002	4,810	108,339

Total liabilities	$3,527	$666,021	$4,810	$674,358

FIRST HORIZON NATIONAL CORPORATION	165

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

(Dollars in thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total

Trading securities – fixed income:
U.S. treasuries	$-	$115,908	$-	$115,908
Government agency issued MBS	-	330,443	-	330,443
Government agency issued CMO	-	188,632	-	188,632
Other U.S. government agencies	-	127,263	-	127,263
States and municipalities	-	54,647	-	54,647
Trading Loans	-	15,088	-	15,088
Corporate and other debt	-	354,178	5	354,183
Equity, mutual funds, and other	-	2,590	-	2,590

Total trading securities – fixed income	-	1,188,749	5	1,188,754

Trading securities – mortgage banking	-	-	5,637	5,637
Loans held-for-sale	-	-	27,910	27,910
Securities available-for-sale:
U.S. treasuries	-	100	-	100
Government agency issued MBS	-	751,165	-	751,165
Government agency issued CMO	-	2,611,266	-	2,611,266
Other U.S. government agencies	-	-	1,807	1,807
States and municipalities	-	8,705	1,500	10,205
Equity, mutual funds, and other	26,264	-	-	26,264

Total securities available-for-sale	26,264	3,371,236	3,307	3,400,807

Other assets:
Mortgage servicing rights	-	-	2,517	2,517
Deferred compensation assets	25,665	-	-	25,665
Derivatives, forwards and futures	2,345	-	-	2,345
Derivatives, interest rate contracts	-	131,631	-	131,631
Derivatives, other	-	112	-	112

Total other assets	28,010	131,743	2,517	162,270

Total assets	$54,274	$4,691,728	$39,376	$4,785,378

Trading liabilities – fixed income:
U.S. treasuries	$-	$286,016	$-	$286,016
Other U.S. government agencies	-	1,958	-	1,958
Corporate and other debt	-	306,340	-	306,340

Total trading liabilities – fixed income	-	594,314	-	594,314

Other liabilities:
Derivatives, forwards and futures	2,035	-	-	2,035
Derivatives, interest rate contracts	-	111,964	-	111,964
Derivatives, other	-	-	5,240	5,240

Total other liabilities	2,035	111,964	5,240	119,239

Total liabilities	$2,035	$706,278	$5,240	$713,553

166	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Changes in Recurring Level 3 Fair Value Measurements

The changes in Level 3 assets and liabilities measured at fair value for the years ended December 31, 2015, 2014, and 2013, on a recurring basis are summarized as follows:

(Dollars in thousands)	Year Ended December 31, 2015
	Trading securities		Loans held- for-sale		Securities available- for-sale	Mortgage servicing rights, net	Net derivative liabilities

Balance on January 1, 2015	$5,642		$27,910		$3,307	$2,517	$(5,240)
Total net gains/(losses) included in:
Net income	369		2,765		(47)	-	(775)
Other comprehensive income/(loss)	-		-		-	-	-
Purchases	-		3,116		-	-	-
Issuances	-		-		-	-	-
Sales	-		-		(1,760)	-	-
Settlements	(1,634)		(4,462)		-	(676)	1,205
Net transfers into/(out of) Level 3	-		(1,911	)(b)	-	-	-

Balance on December 31, 2015	$4,377		$27,418		$1,500	$1,841	$(4,810)

Net unrealized gains/(losses) included in net income	$369	(a)	$2,765	(a)	$-	$-	$(775	)(c)

(Dollars in thousands)	Year Ended December 31, 2014
	Trading securities	Loans held- for-sale		Securities available-for-sale		Mortgage servicing rights, net	Net derivative liabilities
				Investment portfolio	Venture Capital

Balance on January 1, 2014	$7,200	$230,456		$3,826	$4,300	$72,793	$(2,915)
Total net gains/(losses) included in:
Net income	149	52,494		-	(2,995)	1,248	(5,981)
Other comprehensive income/(loss)	-	-		(64)	-	-	-
Purchases	1,559	5,654		-	-	-	-
Issuances	-	-		-	-	-	-
Sales	(1,715)	(236,975)		-	(5)	(70,204)	-
Settlements	(1,551)	(19,806)		(455)	(1,300)	(1,320)	3,656
Net transfers into/(out of) Level 3	-	(3,913	)(b)	-	-	-	-

Balance on December 31, 2014	$5,642	$27,910		$3,307	$-	$2,517	$(5,240)

Net unrealized gains/(losses) included in net income	$225 (a)	$1,991	(a)	$-	$-	$43 (a)	$(5,981	)(c)

FIRST HORIZON NATIONAL CORPORATION	167

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Year Ended December 31, 2013
	Trading securities	Loans held- for-sale		Securities available-for-sale		Mortgage servicing rights, net	Net derivative liabilities	Other short-term borrowings
				Investment portfolio	Venture Capital

Balance on January 1, 2013	$17,992	$221,094		$5,253	$4,300	$114,311	$(2,175)	$(11,156)
Total net gains/(losses) included in:
Net income	5,028	(4,387)		-	-	20,182	(2,013)	(3)
Other comprehensive income/(loss)	-	-		(114)	-	-	-	-
Purchases	-	69,929		-	-	-	-	-
Issuances	-	-		-	-	-	-	-
Sales	(7,784)	-		-	-	(39,633)	-	11,159
Settlements	(8,036)	(40,369)		(1,313)	-	(22,067)	1,273	-
Net transfers into/(out of) Level 3	-	(15,811	)(b)	-	-	-	-	-

Balance on December 31, 2013	$7,200	$230,456		$3,826	$4,300	$72,793	$(2,915)	$-

Net unrealized gains/(losses) included in net income	$1,237 (a)	$(4,387	)(a)	$-	$-	$17,394 (a)	$2,013 (c)	$-

(a)	Primarily included in mortgage banking income on the Consolidated Statements of Income.

(b)	Transfers out of recurring loans held-for-sale level 3 balances reflect movements out of loans held-for-sale and into real estate acquired by foreclosure (level 3 nonrecurring).

(c)	Included in Other expense.

In third quarter 2014, FHN completed sales of first lien mortgage loans from its loans held-for-sale portfolio. The sale populations primarily represented loans that had been originated with the intent to sell to FNMA or FHLMC and consisted of repurchased loans as well as loans that remained after FHN’s exit of mortgage origination activities in 2008. Smaller amounts of jumbo loans were also included in the sale, along with some loans insured under government programs. Almost all of these loans had been accounted for at elected fair value (a recurring measurement) with a small amount having been accounted for as LOCOM loans (a nonrecurring measurement). The contracted sale values for the loans reflected a substantial improvement in pricing for pre-2009 vintage first lien mortgages in comparison to FHN’s historical methodologies used to estimate fair value, which incorporate significant Level 3 inputs within a discounted cash flow model. Accordingly, the loans being sold were marked to the revised estimate of fair value and the pricing evidence from the sale transactions was considered a Level 2 input within the valuation process for the remaining non-governmental guaranteed portion of first lien mortgage loans held-for-sale.

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2015, 2014, and 2013, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

(Dollars in thousands)	Carrying value at December 31, 2015				Year Ended December 31, 2015
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – first mortgages	$-	$-	$729	$729	$57
Loans, net of unearned income (a)	-	-	27,026	27,026	4,087
Real estate acquired by foreclosure (b)	-	-	24,977	24,977	(2,868)
Other assets (c)	-	-	24,577	24,577	(4,582)

					$(3,306)

168	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Carrying value at December 31, 2014				Year Ended December 31, 2014
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$3,322	$-	$3,322	$46
Loans held-for-sale – first mortgages	-	-	846	846	(470)
Loans, net of unearned income (a)	-	-	40,531	40,531	(801)
Real estate acquired by foreclosure (b)	-	-	30,430	30,430	(3,465)
Other assets (c)	-	-	28,660	28,660	(2,087)

					$(6,777)

(Dollars in thousands)	Carrying value at December 31, 2013				Year Ended December 31, 2013
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$6,185	$-	$6,185	$(122)
Loans held-for-sale – first mortgages	-	-	9,457	9,457	139
Loans, net of unearned income (a)	-	-	62,839	62,839	(3,109)
Real estate acquired by foreclosure (b)	-	-	45,753	45,753	(4,987)
Other assets (c)	-	-	30,810	30,810	(2,021)

					$(10,100)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)

Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for loan losses. Gains in 2015 are due to recoveries of previously charged-off amounts.

(b)

Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(c)	Represents tax credit investments accounted for under the equity method.

FIRST HORIZON NATIONAL CORPORATION	169

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Level 3 Measurements

The following tables provide information regarding the unobservable inputs utilized in determining the fair value of level 3 recurring and non-recurring measurements as of December 31, 2015 and 2014:

(Dollars in Thousands) Level 3 Class	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Values Utilized

Trading securities – mortgage	$4,372	Discounted cash flow	Prepayment speeds	42% - 43%

			Discount rate	6% - 63%

Loans held-for-sale – residential real estate	28,147	Discounted cash flow	Prepayment speeds – First mortgage	2% - 20%

			Prepayment speeds – HELOC	3% - 15%

			Foreclosure losses	45% - 55%

			Loss severity trends – First mortgage	10% - 70% of UPB

			Loss severity trends – HELOC	35% - 100% of UPB

			Draw rate – HELOC	2% - 12%

Derivative liabilities, other	4,810	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion – $5.4 billion

			Probability of resolution scenarios	5% - 25%

			Time until resolution	6 - 42 months

Loans, net of unearned income (a)	27,026	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal

		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value

			Financial Statements/Auction values adjustment	0% - 25% of reported value

Real estate acquired by foreclosure (b)	24,977	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

Other assets (c)	24,577	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield

		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

(a)

Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for loan losses.

(b)

Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(c)	Represents tax credit investments accounted for under the equity method.

170	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in Thousands) Level 3 Class	Fair Value at December 31, 2014	Valuation Techniques	Unobservable Input	Values Utilized

Trading securities –	$5,637	Discounted cash flow	Prepayment speeds	41% - 46%

mortgage			Discount rate	8% - 56%

Loans held-for-sale – residential real estate	28,756	Discounted cash flow	Prepayment speeds – First mortgage	2% - 12%

			Prepayment speeds – HELOC	5% - 15%

			Foreclosure Losses	50% - 60%

			Loss severity trends – First mortgage	10% - 70% of UPB

			Loss severity trends – HELOC	45% - 100% of UPB

			Draw Rate – HELOC	5% - 12%

Derivative liabilities, other	5,240	Discounted cash flow	Visa covered litigation resolution amount	$4.8 billion - $5.6 billion

			Probability of resolution scenarios	10% - 30%

			Time until resolution	12 - 48 months

Loans, net of unearned income (a)	40,531	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal

		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value

			Financial Statements/Auction Values adjustment	0% - 25% of reported value

Real estate acquired by foreclosure (b)	30,430	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

Other assets (c)	28,660	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield

		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

(a)

Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for loan losses.

(b)

Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(c)	Represents tax credit investments accounted for under the equity method.

FIRST HORIZON NATIONAL CORPORATION	171

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Trading securities-mortgage. Prepayment rates and credit spreads (part of the discount rate) are significant unobservable inputs used in the fair value measurement of FHN’s mortgage trading securities which include interest-only strips, principal-only strips, and subordinated bonds. Increases in prepayment rates and credit spreads in isolation would result in significantly lower fair value measurements for the associated assets. Conversely, decreases in prepayment rates and credit spreads in isolation would result in significantly higher fair value measurements for the associated assets. Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayment rates as customers are expected to refinance existing mortgages under more favorable interest rate terms. Generally, changes in discount rates directionally mirror the changes in market interest rates. FHN’s Corporate Accounting Department monitors changes in the fair value of these securities monthly.

Loans held-for-sale. Foreclosure losses and prepayment rates are significant unobservable inputs used in the fair value measurement of FHN’s residential real estate loans held-for-sale. Loss severity trends are also assessed to evaluate the reasonableness of fair value estimates resulting from discounted cash flows methodologies as well as to estimate fair value for newly repurchased loans and loans that are near foreclosure. Significant increases (decreases) in any of these inputs in isolation would result in significantly lower (higher) fair value measurements. Draw rates are an additional significant unobservable input for HELOCs. Increases (decreases) in the draw rate estimates for HELOCs would increase (decrease) their fair value. All observable and unobservable inputs are re-assessed quarterly. Fair value measurements are reviewed at least quarterly by FHN’s Corporate Accounting Department.

Derivative liabilities. In conjunction with the sales of portions of its Visa Class B shares, FHN and the purchasers entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. FHN uses a discounted cash flow methodology in order to estimate the fair value of FHN’s derivative liabilities associated with its prior sales of Visa Class B shares. The methodology includes estimation of both the resolution amount for Visa’s Covered Litigation matters as well as the length of time until the resolution occurs. Significant increases (decreases) in either of these inputs in isolation would result in significantly higher (lower) fair value measurements for the derivative liabilities. Additionally, FHN performs a probability weighted multiple resolution scenario to calculate the estimated fair value of these derivative liabilities. Assignment of higher (lower) probabilities to the larger potential resolution scenarios would result in an increase (decrease) in the estimated fair value of the derivative liabilities. Since this estimation process requires application of judgment in developing significant unobservable inputs used to determine the possible outcomes and the probability weighting assigned to each scenario, these derivatives have been classified within Level 3 in fair value measurements disclosures. The valuation inputs and process are discussed with senior and executive management when significant events affecting the estimate of fair value occur. Inputs are compared to information obtained from the public issuances and filings of Visa, Inc. as well as public information released by other participants in the applicable litigation matters.

Loans, net of unearned income and Real estate acquired by foreclosure. Collateral-dependent loans and Real estate acquired by foreclosure are primarily valued using appraisals based on sales of comparable properties in the same or similar markets. Multiple appraisal firms are utilized to ensure that estimated values are consistent between firms. This process occurs within FHN’s Credit Risk Management (commercial) and Default Servicing functions (primarily consumer) and the Credit Risk Management Committee reviews valuation methodologies and loss information for reasonableness. Back testing is performed during the year through comparison to ultimate disposition values and is reviewed quarterly within the Credit Risk Management function. Other collateral (receivables, inventory, equipment, etc.) is valued through borrowing base certificates, financial statements and/or auction valuations. These valuations are discounted based on the quality of reporting, knowledge of the marketability/collectability of the collateral and historical disposition rates.

Other assets – tax credit investments. The estimated fair value of tax credit investments accounted for under the equity method is generally determined in relation to the yield (i.e., future tax credits to be received) an acquirer of these investments would expect in relation to the yields experienced on current new issue and/or secondary market transactions. Thus, as tax credits are recognized, the future yield to a market participant is reduced, resulting in consistent impairment of the individual investments. Individual investments are reviewed for impairment quarterly, which may include the consideration of additional marketability discounts related to specific investments which

172	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

typically includes consideration of the underlying property’s appraised value. Unusual valuation adjustments and the associated triggering events are discussed with senior and executive management when appropriate. A portfolio review is conducted annually, with the assistance of a third party, to assess the reasonableness of current valuations.

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

(Dollars in thousands)	December 31, 2015
	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal

Residential real estate loans held-for-sale reported at fair value:
Total loans	$27,418	$41,881	$(14,463)
Nonaccrual loans	7,702	14,807	(7,105)
Loans 90 days or more past due and still accruing	2,181	3,004	(823)

(Dollars in thousands)	December 31, 2014
	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal

Residential real estate loans held-for-sale reported at fair value:
Total loans	$27,910	$43,822	$(15,912)
Nonaccrual loans	7,430	14,316	(6,886)
Loans 90 days or more past due and still accruing	2,587	4,000	(1,413)

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN

FIRST HORIZON NATIONAL CORPORATION	173

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

(Dollars in thousands)	Year Ended December 31
	2015	2014	2013

Changes in fair value included in net income:
Mortgage banking noninterest income
Loans held-for-sale	$2,765	$52,494	$(4,387)
Other short-term borrowings	-	-	(3)

For the years ended December 31, 2015, 2014, and 2013, the amounts for residential real estate loans held-for-sale include a gain of $.4 million and $2.8 million, and a loss of $1.5 million, respectively, in pretax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on estimated default rates and estimated loss severities. Interest income on residential real estate loans held-for-sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held-for-sale.

Determination of Fair Value

In accordance with ASC 820-10-35, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describes the assumptions and methodologies used to estimate the fair value of financial instruments recorded at fair value in the Consolidated Statements of Condition and for estimating the fair value of financial instruments for which fair value is disclosed under ASC 825-10-50.

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

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which include interest-only strips, principal-only strips and subordinated bonds. FHN uses inputs including yield curves, credit spreads, and prepayment speeds to determine the fair value of interest-only and principal-only strips. Subordinated bonds are bonds with junior priority and are valued using an internal model which includes contractual terms, frequency and severity of loss (credit spreads), prepayment speeds of the underlying collateral, and the yield that a market participant would require.

Securities available-for-sale. Securities available-for-sale includes the investment portfolio accounted for as available-for-sale under ASC 320-10-25, federal bank stock holdings, and short-term investments in mutual funds. Valuations of available-for-sale securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves, consensus prepayment estimates, and credit spreads. When available, broker quotes are used to support these valuations. Prior to disposition in fourth quarter 2015, certain government agency debt obligations with limited trading activity were valued using a

174	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

discounted cash flow model that incorporates a combination of observable and unobservable inputs. Primary observable inputs included contractual cash flows and the treasury curve. Significant unobservable inputs included estimated trading spreads and estimated prepayment speeds.

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

Loans held-for-sale. Residential real estate loans held-for-sale are valued using current transaction prices and/or values on similar assets when available. Uncommitted bids may be adjusted based on other available market information. For all other loans FHN determines the fair value of residential real estate loans held-for-sale using a discounted cash flow model which incorporates both observable and unobservable inputs. Inputs include current mortgage rates for similar products, estimated prepayment rates, foreclosure losses, and various loan performance measures (delinquency, LTV, credit score). Adjustments for delinquency and other differences in loan characteristics are typically reflected in the model’s discount rates. Loss severity trends and the value of underlying collateral are also considered in assessing the appropriate fair value for severely delinquent loans and loans in foreclosure. The valuation of HELOCs also incorporates estimates of loan draw rates as well as estimated cancellation rates for loans expected to become delinquent.

Loans held-for-sale also include loans made by the Small Business Administration (“SBA”), which are accounted for at LOCOM. The fair value of SBA loans is determined using an expected cash flow model that utilizes observable inputs such as the spread between LIBOR and prime rates, consensus prepayment speeds, and the treasury curve. The fair value of other non-residential real estate loans held-for-sale is approximated by their carrying values based on current transaction values.

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

FIRST HORIZON NATIONAL CORPORATION	175

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

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

Valuations of other derivatives (primarily interest rate related swaps, swaptions, caps, and collars) are based on inputs observed in active markets for similar instruments. Typical inputs include the LIBOR curve, Overnight Indexed Swap (“OIS”) curve, option volatility, and option skew. In measuring the fair value of these derivative assets and liabilities, FHN has elected to consider credit risk based on the net exposure to individual counterparties. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as customer loan grades and debt ratings. Foreign currency related derivatives also utilize observable exchange rates in the determination of fair value. The determination of fair value for FHN’s derivative liabilities associated with its prior sales of Visa Class B shares are classified within Level 3 in the fair value measurements disclosure as previously discussed in the unobservable inputs discussion.

Real estate acquired by foreclosure. Real estate acquired by foreclosure primarily consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Estimated fair value is determined using appraised values with subsequent adjustments for deterioration in values that are not reflected in the most recent appraisal. Real estate acquired by foreclosure during periods prior to January 1, 2015 also includes properties acquired in compliance with HUD servicing guidelines which are carried at the estimated amount of the underlying government insurance or guarantee.

Nonearning assets. For disclosure purposes, nonearning assets include cash and due from banks, accrued interest receivable, and fixed income receivables. Due to the short-term nature of cash and due from banks, accrued interest receivable, and fixed income receivables, the fair value is approximated by the book value.

Other assets. For disclosure purposes, other assets consist of tax credit investments and deferred compensation assets that are considered financial assets. Tax credit investments accounted for under the equity method are written down to estimated fair value quarterly based on the estimated value of the associated tax credits which

176	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

incorporates estimates of required yield for hypothetical investors. The fair value of all other tax credit investments is estimated using recent transaction information with adjustments for differences in individual investments. Deferred compensation assets are recognized at fair value, which is based on quoted prices in active markets. Beginning in first quarter 2015, Other assets also includes property acquired in connection with foreclosures of loans that have government insurance or guarantees. These receivables are valued at the expected amounts recoverable for the insurance or guarantees.

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

Other noninterest-bearing liabilities. For disclosure purposes, other noninterest-bearing liabilities include accrued interest payable and fixed income payables. Due to the short-term nature of these liabilities, the book value is considered to approximate fair value.

Loan commitments. Fair values of these commitments are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Other commitments. Fair values of these commitments are based on fees charged to enter into similar agreements.

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, reduces the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held-for-sale, and term borrowings as of December 31, 2015 and 2014, involve the use of significant internally-developed pricing assumptions for certain components of these line items. The assumptions and valuations utilized for this disclosure are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. The valuations of legacy assets, particularly consumer loans within the non-strategic segment and TRUP loans, are influenced by the challenging economic conditions experienced during the past several years, including housing price declines and the effect on estimated collateral values, elevated unemployment or underemployment and risk perceptions of the financial sector. These considerations affect the estimate of a potential acquirer’s cost of capital and cash flow volatility assumptions from these assets and the resulting fair value measurements may depart significantly from our internal estimates of the intrinsic value of these assets.

Assets and liabilities that are not financial instruments have not been included in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Additionally, these measurements are

FIRST HORIZON NATIONAL CORPORATION	177

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

solely for financial instruments as of the measurement date and do not consider the earnings potential of our various business lines. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the Company.

The following tables summarize the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as unfunded loan commitments and stand by and other commitments as of December 31, 2015 and 2014.

178	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

	December 31, 2015
(Dollars in thousands)	Book Value	Fair Value
		Level 1	Level 2	Level 3	Total

Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$10,362,753	$-	$-	$10,280,766	$10,280,766
Commercial real estate	1,649,776	-	-	1,619,795	1,619,795
Retail:
Consumer real estate	4,685,904	-	-	4,546,018	4,546,018
Permanent mortgage	435,176	-	-	400,970	400,970
Credit card & other	342,651	-	-	344,892	344,892

Total loans, net of unearned income and allowance for loan losses	17,476,260	-	-	17,192,441	17,192,441
Short-term financial assets
Interest-bearing cash	602,836	602,836	-	-	602,836
Federal funds sold	114,479	-	114,479	-	114,479
Securities purchased under agreements to resell	615,773	-	615,773	-	615,773

Total short-term financial assets	1,333,088	602,836	730,252	-	1,333,088
Trading securities (a)	881,450	-	877,073	4,377	881,450
Loans held-for-sale	126,342	-	6,616	119,726	126,342
Securities available-for-sale (a) (b)	3,929,846	26,434	3,743,496	159,916	3,929,846
Securities held-to-maturity	14,320	-	-	15,349	15,349
Derivative assets (a)	104,365	4,361	100,004	-	104,365
Other assets
Tax credit investments	91,507	-	-	55,406	55,406
Deferred compensation assets	29,399	29,399	-	-	29,399

Total other assets	120,906	29,399	-	55,406	84,805
Nonearning assets
Cash & due from banks	300,811	300,811	-	-	300,811
Fixed income receivables	63,660	-	63,660	-	63,660
Accrued interest receivable	62,497	-	62,497	-	62,497

Total nonearning assets	426,968	300,811	126,157	-	426,968

Total assets	$24,413,545	$963,841	$5,583,598	$17,547,215	$24,094,654

Liabilities:
Deposits:
Defined maturity	$1,231,876	$-	$1,238,044	$-	$1,238,044
Undefined maturity	18,735,602	-	18,735,602	-	18,735,602

Total deposits	19,967,478	-	19,973,646	-	19,973,646
Trading liabilities (a)	566,019	-	566,019	-	566,019
Short-term financial liabilities
Federal funds purchased	464,166	-	464,166	-	464,166
Securities sold under agreements to repurchase	338,133	-	338,133	-	338,133
Other short-term borrowings	137,861	-	137,861	-	137,861

Total short-term financial liabilities	940,160	-	940,160	-	940,160
Term borrowings
Real estate investment trust-preferred	45,964	-	-	49,350	49,350
Term borrowings - new market tax credit investment	18,000	-	-	17,972	17,972
Borrowings secured by residential real estate	41,100	-	-	35,469	35,469
Other long term borrowings	1,210,112	-	1,193,482	-	1,193,482

Total term borrowings	1,315,176	-	1,193,482	102,791	1,296,273
Derivative liabilities (a)	108,339	3,527	100,002	4,810	108,339
Other noninterest-bearing liabilities
Fixed income payables	23,072	-	23,072	-	23,072
Accrued interest payable	14,871	-	14,871	-	14,871

Total other noninterest-bearing liabilities	37,943	-	37,943	-	37,943

Total liabilities	$22,935,115	$3,527	$22,811,252	$107,601	$22,922,380

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $65.8 million.

FIRST HORIZON NATIONAL CORPORATION	179

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

	December 31, 2014
(Dollars in thousands)	Book Value	Fair Value
		Level 1	Level 2	Level 3	Total

Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$8,940,275	$-	$-	$8,902,045	$8,902,045
Commercial real estate	1,259,143	-	-	1,243,404	1,243,404
Retail:
Consumer real estate	4,935,060	-	-	4,747,761	4,747,761
Permanent mortgage	519,839	-	-	483,179	483,179
Credit card & other	343,401	-	-	345,198	345,198

Total loans, net of unearned income and allowance for loan losses	15,997,718	-	-	15,721,587	15,721,587
Short-term financial assets
Interest-bearing cash	1,621,967	1,621,967	-	-	1,621,967
Federal funds sold	63,080	-	63,080	-	63,080
Securities purchased under agreements to resell	659,154	-	659,154	-	659,154

Total short-term financial assets	2,344,201	1,621,967	722,234	-	2,344,201
Trading securities (a)	1,194,391	-	1,188,749	5,642	1,194,391
Loans held-for-sale (a)	141,285	-	3,322	137,963	141,285
Securities available-for-sale (a) (b)	3,556,613	26,264	3,371,236	159,113	3,556,613
Securities held-to-maturity	4,292	-	-	5,404	5,404
Derivative assets (a)	134,088	2,345	131,743	-	134,088
Other assets
Tax credit investments	82,907	-	-	65,314	65,314
Deferred compensation assets	25,665	25,665	-	-	25,665

Total other assets	108,572	25,665	-	65,314	90,979
Nonearning assets
Cash & due from banks	349,171	349,171	-	-	349,171
Fixed income receivables	42,488	-	42,488	-	42,488
Accrued interest receivable	67,301	-	67,301	-	67,301

Total nonearning assets	458,960	349,171	109,789	-	458,960

Total assets	$23,940,120	$2,025,412	$5,527,073	$16,095,023	$23,647,508

Liabilities:
Deposits:
Defined maturity	$1,276,938	$-	$1,282,833	$-	$1,282,833
Undefined maturity	16,792,001	-	16,792,001	-	16,792,001

Total deposits	18,068,939	-	18,074,834	-	18,074,834
Trading liabilities (a)	594,314	-	594,314	-	594,314
Short-term financial liabilities
Federal funds purchased	1,037,052	-	1,037,052	-	1,037,052
Securities sold under agreements to repurchase	562,214	-	562,214	-	562,214
Other short-term borrowings	157,218	-	157,218	-	157,218

Total short-term financial liabilities	1,756,484	-	1,756,484	-	1,756,484
Term borrowings
Real estate investment trust-preferred	45,896	-	-	49,350	49,350
Term borrowings - new market tax credit investment	18,000	-	-	18,049	18,049
Borrowings secured by residential real estate	65,612	-	-	56,623	56,623
Other long term borrowings	1,750,597	-	1,730,061	-	1,730,061

Total term borrowings	1,880,105	-	1,730,061	124,022	1,854,083
Derivative liabilities (a)	119,239	2,035	111,964	5,240	119,239
Other noninterest-bearing liabilities
Fixed income payables	18,157	-	18,157	-	18,157
Accrued interest payable	23,995	-	23,995	-	23,995

Total other noninterest-bearing liabilities	42,152	-	42,152	-	42,152

Total liabilities	$22,461,233	$2,035	$22,309,809	$129,262	$22,441,106

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $66.0 million.

180	FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Contractual Amount		Fair Value
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Unfunded Commitments:
Loan commitments	$7,903,294	$7,231,879	$2,748	$2,358
Standby and other commitments	279,272	331,877	4,421	4,451

FIRST HORIZON NATIONAL CORPORATION	181

Note 25  ❑  Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	Year Ended December 31

(Dollars in thousands)	2015	2014

Assets:
Cash	$138,139	$167,562
Securities available-for-sale	2,061	2,634
Notes receivable	3,339	3,460
Allowance for loan losses	(925)	(925)
Investments in subsidiaries:
Bank	2,619,715	2,761,725
Non-bank	27,677	17,870
Other assets	186,005	195,898

Total assets	$2,976,011	$3,148,224

Liabilities and equity:
Other short-term borrowings	$-	$3,000
Accrued employee benefits and other liabilities	140,588	138,233
Term borrowings	491,268	720,832
Total liabilities	631,856	862,065
Total equity	2,344,155	2,286,159

Total liabilities and equity	$2,976,011	$3,148,224

Statements of Income	Year Ended December 31

(Dollars in thousands)	2015	2014	2013

Dividend income:
Bank	$325,000	$180,000	$180,000
Non-bank	1,150	446	957

Total dividend income	326,150	180,446	180,957
Interest income	-	2	125
Other income	5,884	6,265	3,468

Total income	332,034	186,713	184,550

Provision/(provision credit) for loan losses	-	-	(925)
Interest expense:
Short-term debt	6	9	20
Term borrowings	23,579	23,808	24,058

Total interest expense	23,585	23,817	24,078
Compensation, employee benefits and other expense	36,388	30,400	37,490

Total expense	59,973	54,217	60,643

Income/(loss) before income taxes	272,061	132,496	123,907
Income tax benefit	(21,757)	(20,599)	(20,897)

Income/(loss) before equity in undistributed net income of subsidiaries	293,818	153,095	144,804
Equity in undistributed net income/(loss) of subsidiaries:
Bank	(207,831)	68,836	(117,600)
Non-bank	(108)	588	(300)

Net income/(loss) attributable to the controlling interest	$85,879	$222,519	$26,904

182	FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31

(Dollars in thousands)	2015	2014	2013

Operating activities:
Net income/(loss)	$85,879	$222,519	$26,904
Less undistributed net income/(loss) of subsidiaries	(207,939)	69,424	(117,900)
Income/(loss) before undistributed net income of subsidiaries	293,818	153,095	144,804
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation, amortization, and other	(276)	(390)	(1,314)
(Gain)/loss on securities	259	(5,736)	(2,182)
Stock-based compensation expense	13,796	11,351	16,144
(Gain)/loss on extinguishment of debt	(5,793)	-	-
Net (increase)/decrease in interest receivable and other assets	(6,029)	(1,836)	(4,959)
Net (decrease)/increase in interest payable and other liabilities	(6,777)	1,505	8,626

Total adjustments	(4,820)	4,894	16,315

Net cash provided/(used) by operating activities	288,998	157,989	161,119

Investing activities:
Securities:
Sales and prepayments	1,371	4,693	599
Purchases	(740)	(40)	(120)
Premises and equipment:
Sales/(purchases)	14	(20)	(63)
Decrease/(increase) in interest-bearing cash	-	15,800	64,200
Return on investment in subsidiary	93	150	90
Investment in subsidiary	(9,372)	-	-
Cash paid for acquisition, net	(18,251)	-	-

Net cash provided/(used) by investing activities	(26,885)	20,583	64,706

Financing activities:
Preferred stock:
Proceeds from issuance of preferred stock	-	-	95,624
Cash dividends	(6,200)	(6,200)	(4,288)
Common stock:
Exercise of stock options	7,219	1,864	651
Cash dividends	(53,947)	(47,366)	(38,229)
Repurchase of shares	(32,648)	(43,579)	(91,533)
Term borrowings:
Proceeds from issuance of term borrowings	497,040	-	-
Repayment of term borrowings	(700,000)	-	(100,000)
Increase/(decrease) in short-term borrowings	(3,000)	3,000	(27,200)

Net cash (used)/provided by financing activities	(291,536)	(92,281)	(164,975)

Net increase/(decrease) in cash and cash equivalents	(29,423)	86,291	60,850

Cash and cash equivalents at beginning of year	167,562	81,271	20,421

Cash and cash equivalents at end of year	$138,139	$167,562	$81,271

Total interest paid	$24,345	$23,282	$24,102
Income taxes received from subsidiaries	32,202	17,053	31,075

FIRST HORIZON NATIONAL CORPORATION	183

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	2015	2014	2013	2012	2011	Growth Rates
						15/14	15/11**

Interest income:
Interest and fees on loans	$600.3	$571.8	$599.7	$648.6	$654.4	5%	(2)%
Interest on investment securities available-for-sale	93.6	93.2	83.8	98.4	118.1	*	(6)%
Interest on investment securities held-to-maturity	0.3	0.3	-	-	-	*	NM
Interest on loans held-for-sale	5.5	11.2	13.0	14.9	15.9	(51)%	(23)%
Interest on trading securities inventory	35.1	32.0	34.6	35.4	43.2	10%	(5)%
Interest on other earning assets	1.7	0.7	1.0	1.7	0.8	NM	21%

Total interest income	736.4	709.2	732.1	799.0	832.4	4%	(3)%

Interest expense:
Interest on deposits:
Savings	12.0	11.5	14.8	19.7	27.0	4%	(18)%
Time deposits	5.2	9.1	15.9	21.3	29.3	(43)%	(35)%
Other interest-bearing deposits	4.5	3.1	3.8	5.9	6.2	45%	(8)%
Certificates of deposit $100,000 and more	3.5	3.1	5.6	8.3	9.8	13%	(23)%
Interest on trading liabilities	16.0	15.4	13.6	10.5	15.0	4%	2%
Interest on short-term borrowings	3.2	4.7	4.7	5.3	5.8	(32)%	(14)%
Interest on term borrowings	38.4	34.6	36.3	39.3	38.5	11%	*

Total interest expense	82.7	81.5	94.7	110.3	131.6	1%	(11)%

Net interest income	653.7	627.7	637.4	688.7	700.8	4%	(2)%
Provision for loan losses	9.0	27.0	55.0	78.0	44.0	(67)%	(33)%

Net interest income/(loss) after provision for loan losses	644.7	600.7	582.4	610.7	656.8	7%	*

Noninterest income:
Fixed income	231.3	200.6	272.4	334.9	355.3	15%	(10)%
Deposit transactions and cash management	112.8	111.9	114.4	120.2	134.1	1%	(4)%
Brokerage, management fees and commissions	46.5	49.1	42.3	34.9	33.0	(5)%	9%
Trust services and investment management	27.6	27.8	26.5	24.3	25.0	(1)%	3%
Bankcard income	22.2	23.7	20.5	22.4	22.4	(6)%	*
Bank-owned life insurance	14.7	16.4	16.6	18.8	19.6	(10)%	(7)%
Other service charges	11.6	11.9	13.4	12.9	12.2	(3)%	(1)%
Mortgage banking	3.9	71.2	33.3	51.9	90.6	(95)%	(54)%
Insurance commissions	2.6	2.3	3.0	3.1	3.6	13%	(8)%
Debt securities gains/(losses), net	1.8	-	(0.4)	0.3	0.8	NM	22%
Equity securities gains/(losses), net	(0.5)	2.9	2.2	0.4	35.4	NM	NM
Gains on divestiture	-	-	0.1	0.2	-	NM	NM
All other income and commissions	42.6	32.3	40.3	47.0	54.0	32%	(6)%

Total noninterest income	517.3	550.1	584.6	671.3	786.0	(6)%	(10)%

Adjusted gross income after provision for loan losses	1,162.0	1,150.8	1,167.0	1,282.0	1,442.8	1%	(5)%

Noninterest expense:
Employee compensation, incentives, and benefits	511.6	478.2	529.0	640.9	610.2	7%	(4)%
Occupancy	51.1	54.0	50.6	49.0	53.6	(5)%	(1)%
Computer software	44.7	42.9	40.3	40.0	34.7	4%	7%
Operations services	39.3	35.2	35.2	35.4	50.3	12%	(6)%
Equipment rentals, depreciation, and maintenance	30.9	30.0	31.7	31.2	32.9	3%	(2)%
Advertising and public relations	19.2	18.7	18.2	17.4	16.9	3%	3%
Professional fees	18.9	23.3	23.5	16.4	25.1	(19)%	(7)%
FDIC premium expense	18.0	11.4	20.2	28.0	28.3	58%	(11)%
Legal fees	16.3	20.9	29.9	22.3	44.6	(22)%	(22)%
Communications and courier	15.8	16.1	18.0	18.3	19.1	(2)%	(5)%
Contract employment and outsourcing	14.5	19.4	35.9	41.2	41.9	(25)%	(23)%
Other insurance and taxes	12.9	12.9	12.6	10.7	13.7	*	(1)%
Amortization of intangible assets	5.3	4.2	3.9	3.9	4.0	26%	7%
Foreclosed real estate	2.1	2.5	4.3	11.0	22.1	(16)%	(44)%
Repurchase and foreclosure provision	-	(4.3)	170.0	299.3	159.6	NM	NM
All other expense	253.2	67.1	125.2	104.3	119.5	NM	21%

Total noninterest expense	1,053.8	832.5	1,148.5	1,369.5	1,276.5	27%	(5)%

Income/(loss) before income taxes	108.3	318.2	18.4	(87.5)	166.3	(66)%	(10)%
Provision/(benefit) for income taxes	10.9	84.2	(19.4)	(72.0)	32.2	(87)%	(24)%

Income/(loss) from continuing operations	97.3	234.0	37.8	(15.5)	134.2	(58)%	(8)%
Income/(loss) from discontinued operations, net of tax	-	-	0.5	0.1	8.6	NM	NM

Net income/(loss)	97.3	234.0	38.4	(15.4)	142.8	(58)%	(9)%
Net income attributable to noncontrolling interest	11.4	11.5	11.5	11.5	11.4	(1)%	*

Net income/(loss) attributable to controlling interest	85.9	222.5	26.9	(26.8)	131.3	(61)%	(10)%
Preferred stock dividends	6.2	6.2	5.8	-	-	*	NM

Net income/(loss) available to common shareholders	$79.7	$216.3	$21.1	$(26.8)	$131.3	(63)%	(12)%

Fully taxable equivalent adjustment	$10.7	$9.6	$7.6	$7.0	$6.0	11%	16%

Basic earnings/(loss) per common share from continuing operations	$0.34	$0.92	$0.09	$(0.11)	$0.47	(63)%	(8)%

Diluted earnings/(loss) per common share from continuing operations	$0.34	$0.91	$0.09	$(0.11)	$0.47	(63)%	(8)%

Basic earnings/(loss) per share available to common shareholders	$0.34	$0.92	$0.09	$(0.11)	$0.50	(63)%	(9)%

Diluted earnings/(loss) per share available to common shareholders	$0.34	$0.91	$0.09	$(0.11)	$0.50	(63)%	(9)%

Certain previously reported amounts have been reclassified to agree with current presentation

Numbers may not add to total due to rounding

NM – not meaningful

*	Amount is less than one percent.

**	Compound annual growth rate.

184	FIRST HORIZON NATIONAL CORPORATION

[THIS PAGE INTENTIONALLY LEFT BLANK]

FIRST HORIZON NATIONAL CORPORATION	185

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) (Dollars in millions)	2015
	Average Balance	Interest Income/ Expense	Average Yields/ Rates

Assets:
Earning assets:
Loans, net of unearned income (a)	$16,624.4	$609.4	3.67%
Loans held-for-sale	128.9	5.5	4.23
Investment securities:
U.S. treasuries	0.1	-	0.97
U.S. government agencies	3,500.2	86.1	2.46
States and municipalities	13.1	0.5	3.56
Other	183.6	7.5	4.08

Total investment securities	3,697.0	94.1	2.54

Trading securities	1,294.3	36.4	2.81
Other earning assets:
Federal funds sold	27.6	0.3	1.01
Securities purchased under agreements to resell (b)	776.3	(0.9)	(0.12)
Interest-bearing cash	907.7	2.3	0.25

Total other earning assets	1,711.6	1.7	0.10

Total earning assets	$23,456.2	$747.1	3.19
Allowance for loan losses	(221.4)
Cash and due from banks	321.6
Fixed income receivables	63.1
Premises and equipment, net	284.0
Other assets	1,734.8

Total assets/Interest income	$25,638.3	$747.1

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	$7,496.2	$12.0	0.16%
Time deposits	786.9	5.2	0.66
Other interest-bearing deposits	4,748.7	4.5	0.09

Total interest-bearing core deposits	13,031.8	21.7	0.17
Certificates of deposit $100,000 and more	393.1	3.5	0.89
Federal funds purchased	705.1	1.8	0.26
Securities sold under agreements to repurchase	370.1	0.2	0.06
Fixed income trading liabilities	733.2	16.0	2.18
Other short-term borrowings	165.0	1.1	0.67
Term borrowings	1,559.5	38.4	2.47

Total interest-bearing liabilities	16,957.8	82.7	0.49
Noninterest-bearing deposits	5,328.8
Fixed income payables	35.2
Other liabilities	735.3

Total liabilities	23,057.1
Shareholders’ equity	2,285.8
Noncontrolling interest	295.4

Total equity	2,581.2
Total liabilities and equity/Interest expense	$25,638.3	$82.7

Net interest income-tax equivalent basis/Yield		$664.4	2.83%
Fully taxable equivalent adjustment		(10.7)

Net interest income		$653.7

Net interest spread			2.70%
Effect of interest-free sources used to fund earning assets			0.13

Net interest margin			2.83%

Certain previously reported amounts have been reclassified to agree with current presentations.

Yields and corresponding income amounts are adjusted to a FTE basis assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

186	FIRST HORIZON NATIONAL CORPORATION

2014			2013			Average Balance Growth	Average Balance Growth
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates
						15/14	15/13 (c)

$15,521.0	$580.5	3.74%	$15,726.4	$606.9	3.86%	7%	3%
296.1	11.2	3.77	382.0	13.0	3.40	(56)%	(42)%

27.0	-	0.06	41.5	-	0.08	NM	(95)%
3,316.0	85.1	2.57	2,901.2	74.4	2.56	6%	10%
17.7	0.5	2.72	15.3	0.1	0.59	(26)%	(7)%
191.9	8.1	4.23	222.4	9.3	4.19	(4)%	(9)%

3,552.6	93.7	2.64	3,180.4	83.8	2.64	4%	8%

1,117.5	32.7	2.93	1,248.6	35.0	2.80	16%	2%

28.8	0.2	1.00	24.7	0.2	1.00	(4)%	6%
651.0	(1.0)	(0.15)	658.2	(0.4)	(0.06)	19%	9%
658.2	1.5	0.22	551.7	1.2	0.22	38%	28%

1,338.0	0.7	0.06	1,234.6	1.0	0.08	28%	18%

21,825.2	718.8	3.29	21,772.0	739.7	3.40	7%	4%
(243.9)			(259.5)			(9)%	(8)%
327.0			345.9			(2)%	(4)%
55.2			78.3			14%	(10)%
300.0			304.4			(5)%	(3)%
1,731.3			2,161.2			*	(10)%

$23,994.8	$718.8		$24,402.3	$739.7		7%	3%

$6,592.0	$11.5	0.18%	$6,678.5	$14.8	0.22%	14%	6%
849.4	9.1	1.07	1,001.6	15.9	1.59	(7)%	(11)%
3,800.6	3.1	0.08	3,591.8	3.7	0.10	25%	15%

11,242.0	23.7	0.21	11,271.9	34.4	0.31	16%	8%
493.4	3.1	0.63	558.9	5.6	1.01	(20)%	(16)%
1,101.9	2.8	0.25	1,263.8	3.2	0.25	(36)%	(25)%
447.8	0.3	0.08	487.9	0.7	0.14	(17)%	(13)%
633.9	15.4	2.43	665.1	13.6	2.05	16%	5%
532.0	1.6	0.30	299.3	0.9	0.27	(69)%	(26)%
1,592.9	34.6	2.17	1,944.7	36.3	1.87	(2)%	(10)%

16,043.9	81.5	0.51	16,491.6	94.7	0.57	6%	1%
4,666.3			4,509.4			14%	9%
36.1			51.6			(2)%	(17)%
656.6			831.0			12%	(6)%

21,402.9			21,883.6			8%	3%
2,296.5			2,223.4			*	1%
295.4			295.3			*	*

2,591.9			2,518.7			*	1%
$23,994.8	$81.5		$24,402.3	$94.7		7%	3%

	$637.3	2.92%		$645.0	2.96%
	(9.6)			(7.6)

	$627.7			$637.4

		2.78%			2.83%
		0.14			0.13

		2.92%			2.96%

*	Amount less than one percent.

NM – not meaningful.

(a)	Includes loans on nonaccrual status.

(b)	Yields driven by negative market rates on reverse repurchase agreements.

(c)	Compound annual growth rate.

FIRST HORIZON NATIONAL CORPORATION	187

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

	2010	2011	2012	2013	2014	2015

First Horizon National Corp	$100.00	$68.24	$84.89	$101.61	$120.37	$130.82
S&P 500 Index	100.00	102.11	118.45	156.82	178.28	180.75
KBW Regional Bank Index	100.00	96.74	109.82	164.00	172.46	187.53

Source: SNL

The preceding graph assumes $100 is invested on December 31, 2010 and dividends are reinvested. For purposes of this graph, the impact of stock dividends distributed by FHN in 2010 and 2011 have been excluded. Returns are market-capitalization weighted.

188	FIRST HORIZON NATIONAL CORPORATION