Form 10-K, Exhibit 13
period 2016-12-31
FIRST HORIZON NATIONAL CORP
filed 2017-02-27
CIK 36966

Exhibit 13

FINANCIAL INFORMATION AND DISCUSSION

FIRST HORIZON NATIONAL CORPORATION

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2016		2015		2014		2013		2012

Income/(loss) from continuing operations	$238.5		$97.3		$234.0		$37.8		$(15.5)
Income/(loss) from discontinued operations, net of tax	-		-		-		0.5		0.1
Net income/(loss)	238.5		97.3		234.0		38.4		(15.4)
Income/(loss) available to common shareholders	220.8		79.7		216.3		21.1		(26.8)

Common Stock Data
Earnings/(loss) per common share from continuing operations	$0.95		$0.34		$0.92		$0.09		$(0.11)
Earnings/(loss) per common share	0.95		0.34		0.92		0.09		(0.11)
Diluted earnings/(loss) per common share from continuing operations	0.94		0.34		0.91		0.09		(0.11)
Diluted earnings/(loss) per common share	0.94		0.34		0.91		0.09		(0.11)
Cash dividends declared per common share	0.28		0.24		0.20		0.20		0.04
Book value per common share	9.90		9.42		9.35		8.87		9.05
Closing price of common stock per share:
High	20.61		16.20		13.91		12.55		10.89
Low	11.62		12.31		11.18		9.72		7.55
Year-end	20.01		14.52		13.58		11.65		9.91
Cash dividends per common share/year-end closing price	1.4%		1.7%		1.5%		1.7%		0.4%
Cash dividends per common share/diluted earnings per common share	29.8%		70.6%		22.0%		222.2%		(36.4)%
Price/earnings ratio	21.3	x	42.7	x	14.9	x	129.4	x	NM
Market capitalization	$4,674.8		$3,464.3		$3,180.7		$2,753.7		$2,414.1
Average shares (thousands)	232,700		234,189		234,997		237,972		248,349
Average diluted shares (thousands)	235,292		236,266		236,735		239,794		248,349
Period-end shares outstanding (thousands)	233,624		238,587		234,220		236,370		243,598
Volume of shares traded (thousands)	574,196		562,553		592,399		787,295		1,221,242

Selected Average Balances
Total assets	$27,427.2		$25,636.0		$23,993.0		$24,399.9		$25,045.2
Total loans, net of unearned income	18,303.9		16,624.4		15,521.0		15,726.4		16,205.4
Securities available-for-sale	4,002.1		3,692.3		3,548.4		3,180.4		3,145.5
Earning assets	25,180.1		23,456.2		21,825.2		21,772.0		22,224.8
Total deposits	20,898.8		18,753.7		16,401.7		16,340.2		16,212.0
Total term borrowings	1,130.2		1,557.2		1,591.0		1,942.3		2,323.7
Common equity	2,300.4		2,190.1		2,200.9		2,135.6		2,307.4
Total equity	2,691.5		2,581.2		2,592.0		2,518.8		2,602.5

Selected Period-End Balances
Total assets	$28,555.2		$26,192.6		$25,665.4		$23,782.4		$25,322.0
Total loans, net of unearned income	19,589.5		17,686.5		16,230.2		15,389.1		16,708.6
Securities available-for-sale	3,943.5		3,929.8		3,556.6		3,398.5		3,061.8
Earning assets	26,280.2		23,971.5		23,470.9		21,168.4		22,424.8
Total deposits	22,672.4		19,967.5		18,068.9		16,735.0		16,629.7
Total term borrowings	1,040.7		1,312.7		1,877.3		1,737.8		2,223.7
Common equity	2,314.0		2,248.5		2,190.5		2,097.3		2,204.4
Total equity	2,705.1		2,639.6		2,581.6		2,488.4		2,499.5

Selected Ratios
Return on average common equity (a)	9.60%		3.64%		9.83%		0.99%		(1.16)%
Return on average assets (b)	0.87		0.38		0.98		0.16		(0.06)
Net interest margin (c)	2.94		2.83		2.92		2.96		3.13
Allowance for loan losses to loans	1.03		1.19		1.43		1.65		1.66
Net charge-offs to average loans	0.10		0.19		0.31		0.50		1.14
Total period-end equity to period-end assets	9.47		10.08		10.06		10.46		9.87
Tangible common equity to tangible assets (d)	7.42		7.82		7.91		8.19		8.14
Common equity tier 1 ratio	9.94		10.45		N/A		N/A		N/A

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” See Note 1 – Summary of Significant Accounting Policies for additional information.

See accompanying notes to consolidated financial statements.

Numbers may not add due to rounding.

NM - Not meaningful

N/A - Not applicable

(a)	Calculated using net income/(loss) available to common shareholders divided by average common equity.

(b)	Calculated using net income divided by average assets.

(c)	Net interest margin is computed using total net interest income adjusted to a FTE basis assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

(d)	Represents a non-GAAP measure which is reconciled to total equity to total assets (GAAP) in the non-GAAP to GAAP reconciliation in table 31.

FIRST HORIZON NATIONAL CORPORATION

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL INFORMATION

First Horizon National Corporation (“FHN”) began as a community bank chartered in 1864 and as of December 31, 2016, was one of the 40 largest publicly traded banking organizations in the United States in terms of asset size.

FHN’s two major brands – First Tennessee and FTN Financial – provide customers with a broad range of products and services. First Tennessee provides consumer and commercial banking services throughout Tennessee and other selected markets and is the largest bank headquartered in the state of Tennessee. FTN Financial (“FTNF”) is an industry leader in fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad.

FHN is composed of the following operating segments:

•

Regional banking offers financial products and services including traditional lending and deposit-taking to consumer and commercial customers in Tennessee and other selected markets. Regional banking provides investments, financial planning, trust services and asset management, along with credit card and cash management services. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking-related services to other financial institutions nationally.

•

Fixed income provides financial services for depository and non-depository institutions through the sale and distribution of fixed income securities, loan sales, portfolio advisory services, and derivative sales.

•

Corporate consists of unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance (“BOLI”), unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, gains on the extinguishment of debt, derivative valuation adjustments related to prior sales of Visa Class B shares, and acquisition-related costs.

•	Non-strategic includes exited businesses and wind-down national consumer lending activities, other discontinued products, and loan portfolios and service lines.

On October 27, 2016, FTN Financial announced its plan to acquire substantially all of the assets and assume substantially all of the liabilities of Coastal Securities, Inc. (“Coastal”), a national leader in the trading, securitization, and analysis of Small Business Administration (“SBA”) loans, for approximately $160 million in cash. Based in Houston, TX, Coastal also trades United States Department of Agriculture (“USDA”) loans and fixed income products and provides municipal underwriting and advisory services to its clients. Coastal’s government-guaranteed loan products, combined with FTN Financial’s existing SBA trading activities, will establish an additional major product sector for FTN Financial. The transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to close in the second quarter of 2017.

On September 16, 2016, FTBNA acquired $537.4 million of UPB in restaurant franchise loans from GE Capital. The acquired loans were combined with existing FTBNA relationships to establish a franchise finance specialty lending business.

On October 2, 2015, FHN completed its acquisition of TrustAtlantic Financial Corporation (“TrustAtlantic Financial” or “TAF”), and its wholly owned bank subsidiary TrustAtlantic Bank (“TAB”), for an aggregate of 5.1 million shares of FHN common stock and $23.9 million in cash in a transaction valued at $96.7 million. The fair value of the acquired assets totaled $445.3 million, including $281.9 million in loans. FHN also assumed $344.1 million of TAB deposits. FHN’s operating results include the operating results of the acquired assets and assumed liabilities subsequent to the acquisition date. Refer to Note 2 – Acquisitions and Divestitures for additional information.

FIRST HORIZON NATIONAL CORPORATION

For the purpose of this management’s discussion and analysis (“MD&A”), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and Notes in this report.

ADOPTION OF ACCOUNTING UPDATES

Effective January 1, 2016, FHN retroactively adopted the requirements of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented as a direct reduction from the carrying value of that debt liability, consistent with debt discounts. FHN previously classified debt issuance costs within Other assets in the Consolidated Statements of Condition, consistent with prior requirements. The retrospective application of ASU 2015-03 resulted in a decrease to Other assets and Term borrowings of $2.5 million at December 31, 2015 versus previously reported amounts. The adoption of ASU 2015-03 had no effect on FHN’s recognition of interest expense. All prior periods and associated narrative in this report have been revised to reflect this change. For additional information see Note 1 – Summary of Significant Accounting Policies in this report.

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

Presentation of regulatory measures, even those which are not GAAP, provide a meaningful base for comparability to other financial institutions subject to the same regulations as FHN, as demonstrated by their use by banking regulators in reviewing capital adequacy of financial institutions. Although not GAAP terms, these regulatory measures are not considered “non-GAAP” under U.S. financial reporting rules as long as their presentation conforms to regulatory standards. Regulatory measures used in this MD&A include: tier 1 capital, generally defined as the sum of core capital (including common equity and instruments that cannot be redeemed at the option of the holder) adjusted for certain items under risk based capital regulations; common equity tier 1 capital, generally defined as common equity less goodwill, other intangibles, and certain other required regulatory deductions; and risk-weighted assets (“RWA”), which is a measure of total on- and off-balance sheet assets adjusted for credit and market risk, used to determine regulatory capital ratios.

The non-GAAP measures presented in this filing are return on average tangible common equity (“ROTCE”), tangible common equity to tangible assets and adjusted tangible common equity to risk-weighted assets. Refer to table 31 for a reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

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

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond FHN’s control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among

FIRST HORIZON NATIONAL CORPORATION

other important factors: global, general and local economic and business conditions, including economic recession or depression; the stability or volatility of values and activity in the residential housing and commercial real estate markets; potential requirements for FHN to repurchase, or compensate for losses from, previously sold or securitized mortgages or securities based on such mortgages; potential claims alleging mortgage servicing failures, individually, on a class basis, or as master servicer of securitized loans; potential claims relating to participation in government programs, especially lending or other financial services programs; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of FHN’s hedging practices; technological changes; fraud, theft, or other incursions through conventional, electronic, or other means affecting FHN directly or affecting its customers, business counterparties or competitors; demand for FHN’s product offerings; new products and services in the industries in which FHN operates; the increasing use of new technologies to interact with customers and others; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (“SEC”), the Financial Accounting Standards Board (“FASB”), the Office of the Comptroller of the Currency (“OCC”), the Board of Governors of the Federal Reserve System (“Federal Reserve” or “Fed”), the Federal Deposit Insurance Corporation (“FDIC”), the Financial Industry Regulatory Authority (“FINRA”), the U.S. Department of the Treasury (“U.S. Treasury”), the Municipal Securities Rulemaking Board (“MSRB”), the Consumer Financial Protection Bureau (“CFPB”), the Financial Stability Oversight Council (“Council”), the Public Company Accounting Oversight Board (“PCAOB”), and other regulators and agencies; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; current or future Executive orders; changes in laws and regulations applicable to FHN; and FHN’s success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements.

FHN assumes no obligation to update or revise any forward-looking statements that are made in this Annual Report to Shareholders for the period ended December 31, 2016 of which this MD&A is a part or otherwise from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in other parts of the Annual Report, in the annual report on Form 10-K to which the Annual Report is an exhibit, in other exhibits to the Form 10-K, and in the documents incorporated into the Form 10-K.

FINANCIAL SUMMARY – 2016 COMPARED TO 2015

FHN reported net income available to common shareholders of $220.8 million or $.94 per diluted share in 2016 compared to $79.7 million or $.34 per diluted share in 2015. The increase in net income available to common shareholders in 2016 was due to improvements in both revenues and expenses. Various factors significantly impacted reported earnings including strategic transactions and initiatives expected to boost growth and profitability occurring in both 2016 and 2015, the completion of transactions associated with the wind-down of legacy businesses, the resolution of certain legal matters, and the economic environment.

2016 was a solid year for FHN with double-digit loan and deposit growth, higher revenue, expense discipline, and strong credit quality. FHN continued to see strong loan growth across many of our loan portfolios in the regional bank in 2016. Additionally, newer lines of business including franchise finance, energy lending, and specialty healthcare also contributed to loan growth within the regional banking segment in 2016, more than offsetting run-off of the higher-risk non-strategic loan balances. The company continued to focus on its core businesses through strategic hires, expansion into specialty businesses and growth markets, and investments in technology. While these investments led to higher expenses in some areas in 2016, expense control remained a priority, as management looked for opportunities to deploy capital in ways that drove higher returns.

FIRST HORIZON NATIONAL CORPORATION

Although the economy modestly expanded in 2016 and customer optimism began to increase, certain operating environments for the industry remained somewhat challenging. Despite those headwinds, FHN’s focused efforts yielded strong balance sheet growth within our Tennessee footprint and higher-return specialty businesses with continued investment in new markets and businesses, resulting in a 10 percent increase in average loans and an 11 percent increase in average deposits in 2016 compared to the prior year. Although, historically low interest rates continue to pressure FHN’s net interest margin (“NIM”) and net interest income (“NII”), the expansion of FHN’s balance sheet, coupled with a modest lift from the December 2015 rate increase led to a $75.4 million increase in NII in 2016 and NIM improvement of 11 basis points to 2.94 percent in 2016.

FHN’s fixed income business performed well in 2016, with total revenue growth of 13 percent compared to expense growth of 4 percent. Average fixed income product daily revenues increased to $.9 million in 2016 from $.8 million in 2015. Expenses within the fixed income segment were higher in 2016, primarily due to higher variable compensation costs, but this increase was somewhat mitigated by a decline in litigation charges related to the settlement of a legal matter recognized in 2015. In fourth quarter 2016, FHN entered into an agreement to acquire substantially all of the assets and assume substantially all of the liabilities of Coastal Securities, Inc. The transaction is expected to close in the second quarter of 2017, and should provide additional growth opportunities for the fixed income segment.

During 2016, FHN benefited from several transactions related to the wind-down of legacy businesses, including a $32.7 million favorable mortgage repurchase reserve release associated with the settlements and recoveries of certain repurchase claims. Additionally, FHN recognized gains related to recoveries associated with prior legacy mortgage servicing sales and the reversal of a contingency accrual associated with prior sales of MSR.

In 2016, FHN settled several legal matters, resulting in the recognition of $30.5 million in accruals related to loss contingencies and litigation matters, and elevated legal expenses relative to 2015. In 2015, FHN incurred significant costs associated with legal settlements, including a settlement with two federal agencies, the Department of Justice (“DOJ”) and the department of Housing and Urban Development Office of Inspector General (“HUD”), to settle potential claims related to FHN’s underwriting and origination of FHA-insured mortgage loans resulting in a $162.5 million charge to litigation and regulatory matters. In addition, FHN settled or moved forward with certain other legal matters contributing to higher litigation-related loss accruals in 2015 relative to 2016.

In 2016, FHN leveraged opportunities to smartly deploy capital via the acquisition of the franchise finance portfolio, share repurchases, and dividend payouts. FHN looks for opportunities in the valuation of FHN stock, which in 2016 led to the repurchase of $93.5 million of shares primarily in the first half of the year compared to $28.4 million of shares repurchased in 2015. Additionally, for the second year in a row, quarterly dividends increased $.01 per share, from $.06 per share in 2015 to $.07 per share in 2016, and FHN recently announced a 29 percent increase in quarterly dividends in 2017 to $.09 per share. While capital ratios decreased in 2016 relative to 2015, primarily due to increases in risk-weighted assets associated with the balance sheet expansion, overall FHN’s capital ratios remain strong, significantly above well capitalized standards.

Asset quality trends were again strong in 2016. Net charge-offs and nonperforming assets declined 39 percent and 22 percent, respectively, year-over-year, reflecting historically strong credit quality in 2016. The allowance for loan losses continued to decline, but at a slower pace, decreasing 4 percent in 2016 as a result of commercial loan growth which partially offset the positive impact of improving asset quality metrics on the allowance for loan losses and runoff of non-strategic balances.

Return on average common equity (“ROE”) and ROTCE for 2016 were 9.60 percent and 10.59 percent, respectively, compared to 3.64 percent and 3.97 percent in 2015. Return on average assets (“ROA”) was .87 percent in 2016 compared to .38 percent in 2015. The tangible common equity to tangible assets ratio was 7.42 percent in 2016 compared to 7.82 percent in 2015. Common equity tier 1, Tier 1, Total capital, and Leverage ratios were 9.94 percent, 11.17 percent, 12.24 percent, and 9.35 percent on December 31, 2016, compared to 10.45 percent, 11.79 percent, 13.01 percent, and 9.85 percent, respectively, on December 31, 2015. Total period-end assets were $28.6 billion on December 31, 2016, a 9 percent increase from $26.2 billion on December 31, 2015. Total period-end equity was $2.7 billion on December 31, 2016, up from $2.6 billion on December 31, 2015.

FIRST HORIZON NATIONAL CORPORATION

BUSINESS LINE REVIEW – 2016 COMPARED TO 2015

Regional Banking

Pre-tax income within the regional banking segment increased 9 percent to $336.5 million in 2016 from $309.6 million in 2015. The increase in pre-tax income was driven by higher net interest income which more than offset increases in expenses and loan loss provisioning.

Total revenue increased 9 percent, or $84.1 million, to $990.9 million in 2016, from $906.8 million in 2015, primarily driven by an increase in NII. The increase in NII was largely due to higher average balances of commercial loans and a higher earnings credit on deposits. Noninterest income was $249.0 million in 2016, down 1 percent from 2015 driven by a decline in fees from deposit transactions and cash management and lower brokerage, management fees, and commission income from the Bank’s wealth management group. These decreases were partially offset by an increase in bankcard income, higher fee income associated with derivative sales, and a $1.2 million increase in gains on the sale of properties compared to a year ago. The decrease in fees from deposit transactions and cash management was primarily due to lower non-sufficient funds (“NSF”)/overdraft fees in the current year as a result of changes in consumer behavior. The decline in brokerage, management fees, and commission income was primarily driven by a reduction in annuity income as a result of market conditions and lower variable annuity sales as practices were adjusted to meet the standards of a changing regulatory environment. Additionally, a shift in product and fee structures caused a temporary decline in revenues but better met client needs and should result in revenue streams over the life of the product. Bankcard income increased in 2016, relative to the prior year, largely driven by a significant new relationship.

Provision expense was $38.9 million in 2016 compared to $34.5 million in 2015. The net increase in provision in 2016 compared to the prior year was primarily driven by increased reserves related to loan growth within the commercial portfolio partially offset by a decrease in the consumer real estate portfolio which was favorably affected by improved portfolio performance and historically low net charge-offs which continued to drive lower loss rates.

Noninterest expense increased 9 percent to $615.5 million in 2016 from $562.6 million in 2015. The expense increase was largely driven by an increase in personnel-related expenses relative to 2015 and a $20.4 million increase in accruals related to loss contingencies and litigation matters. A majority of the litigation accrual relates to a matter that was settled in third quarter 2016. Expenses associated with strategic hires in expansion markets and specialty areas increased $9.6 million from 2015 to 2016. Additionally, higher incentive expense associated with loan growth and retention initiatives increased $4.5 million relative to 2015 and a year-over-year increase in headcount related to the TAB acquisition contributed $3.9 million to the increase in personnel expense within the regional bank in 2016. To a smaller extent, FHN recognized a $4.2 million net increase in fixed asset impairments and lease abandonment charges related to branch closures in 2016 relative to 2015 and higher FDIC premium expense relative to 2015 due in large part to balance sheet growth. Additionally, investments in the new digital banking platform led to higher computer software and operations services expense in 2016 relative to 2015, however, these increases were somewhat offset by decreases in legal, advertising, contract employment, and the provision for unfunded commitments in 2016 relative to the prior year.

Fixed Income

Pre-tax income in the fixed income segment was $50.2 million in 2016 compared to $26.4 million in 2015. The increase in pre-tax income was the result of higher revenues, which more than offset an increase in expenses. Fixed income product revenue increased to $229.7 million in 2016 from $195.9 million in 2015, with average daily revenue (“ADR”) increasing from $.8 million in 2015 to $.9 million in 2016. The increase in fixed income product revenue was driven by more favorable market conditions during most of 2016, including increased rate and market volatility as well as expansion of the distribution platform. However, trading activity was somewhat muted in late 2016 due to a sharp rate increase and market uncertainties following the U.S. presidential election. Other product revenue increased 12 percent to $39.7 million during 2016, primarily driven by increases in fees from loan and derivative sales and portfolio advisory services.

Noninterest expense was $229.9 million in 2016 compared to $220.4 million in 2015. The increase in expense in 2016 was largely the result of higher variable compensation associated with the increase in fixed income product

FIRST HORIZON NATIONAL CORPORATION

revenue, but was somewhat offset by a decline in litigation expense, as 2015 included $11.6 million related to the settlement of a legal matter.

Corporate

The pre-tax loss for the corporate segment was $104.4 million and $106.3 million for 2016 and 2015, respectively.

Net interest expense decreased $5.8 million to $65.9 million in 2016 from $71.7 million in 2015, driven by a decrease in average term borrowings outstanding and a larger AFS securities portfolio. Noninterest income (including securities gain/losses) was $20.4 million in 2016, down from $23.3 million in 2015. The decrease in noninterest income was driven by a $5.8 million gain on the extinguishment of junior subordinated notes underlying $200 million of trust preferred debt recognized in 2015, the impact of which was somewhat offset by an increase in deferred compensation income in 2016 versus 2015. Deferred compensation income fluctuates with changes in the market value of the underlying investments and is mirrored by changes in deferred compensation expense which is included in personnel expense.

Noninterest expense increased to $58.9 million in 2016 from $57.9 million in 2015. The increase in noninterest expense was partially driven by higher personnel-related expenses due in large part to an increase in deferred compensation expense, which is directionally consistent with the increase in deferred compensation income described above. A promotional branding campaign and higher expenses associated with Community Reinvestment Act (“CRA”) initiatives led to an increase in advertising and public relations expense, which also contributed to the expense increase in 2016 relative to the prior year. Additionally, a $1.9 million net increase in negative valuation adjustments associated with derivatives related to prior sales of Visa Class B shares contributed to the expense increase in 2016. These increases were somewhat mitigated by a $3.3 million decline in acquisition-related expenses relative to 2015 and lower professional fees in 2016. In 2015, FHN recognized a $2.8 million impairment of a tax credit investment which also offset a portion of the expense increase in 2016.

Non-Strategic

The non-strategic segment had pre-tax income of $63.0 million in 2016 compared to a pre-tax loss of $121.5 million in 2015. A significant decline in expenses contributed to the year-over-year improved results and more than offset a decline in NII.

Total revenue was $56.0 million in 2016 down from $65.8 million in 2015. NII declined 23 percent to $42.4 million in 2016 from $54.7 million in the prior year, consistent with the run-off of the non-strategic loan portfolios. Noninterest income (including securities gains/losses) increased 23 percent from $11.1 million in 2015 to $13.7 million in 2016. The increase in noninterest income was primarily driven by an increase in mortgage banking income, partially offset by a $2.7 million gain on the sale of a building recognized in 2015. The increase in mortgage banking income was largely driven by recoveries recognized in 2016 associated with prior legacy mortgage servicing sales and a $1.5 million gain related to the reversal of a contingency accrual associated with prior sales of MSR, as well as an increase in the mortgage warehouse valuation.

The provision for loan losses within the non-strategic segment was a provision credit of $27.9 million in 2016 compared to a provision credit of $25.5 million in the prior year. Overall, the non-strategic segment continued to reflect stable performance combined with lower loan balances as reserves declined by $24.7 million to $48.0 million as of December 31, 2016, nearly all of which was in the consumer real estate portfolio. Losses remain historically low as the non-strategic segment had net recoveries in 2016 versus net charge-offs a year ago.

Noninterest expense was $20.9 million in 2016 compared to $212.8 million in 2015. The decline in noninterest expense was primarily due to $162.5 million of loss accruals recognized in 2015 associated with the settlement reached with DOJ/HUD. Additionally, $32.7 million of mortgage repurchase and foreclosure expenses were reversed in 2016 primarily due to the settlements/recoveries of certain repurchase claims; however, the favorable impact on expense was partially offset by an increase in legal fees in 2016 relative to 2015 and an increase in occupancy expense associated with the reduction in sublease income because of the building sale in 2015 previously mentioned. Generally, most other expense categories declined given the continued wind-down of the legacy businesses.

FIRST HORIZON NATIONAL CORPORATION

INCOME STATEMENT REVIEW – 2016 COMPARED TO 2015; 2015 COMPARED TO 2014

Total consolidated revenue increased to $1.3 billion in 2016 from $1.2 billion in 2015, largely driven by increases in net interest income and fixed income product revenue. Total expenses decreased 12 percent to $925.2 million in 2016 from $1.1 billion in 2015. The expense decrease was primarily driven by a decline in accruals related to loss contingencies and litigation matters and the mortgage repurchase provision expense reversal in 2016 previously mentioned, somewhat offset by higher personnel expenses.

In 2015 and 2014, total consolidated revenue was $1.2 billion, as increases in fixed income product revenue, net interest income, and gains on the extinguishment of debt offset a decline in mortgage banking income in 2015 relative to 2014. Total expenses increased 27 percent to $1.1 billion in 2015 from $832.5 million in 2014 primarily driven by higher net accruals related to loss contingencies and litigation matters and to a lesser extent an increase in personnel expenses compared to 2014.

NET INTEREST INCOME

Net interest income increased 12 percent to $729.1 million in 2016 from $653.7 million in 2015. On a fully taxable equivalent (“FTE”) basis, NII increased 11 percent to $740.7 million in 2016 from $664.4 million in 2015. As detailed in Table 1 – Analysis of Changes in Net Interest Income, the increase in NII was the result of loan growth within Regional Banking, the positive impact of higher interest rates on loans, lower long-term funding costs due to lower average balances, and a larger investment securities portfolio. These increases were partially offset by the continued run-off the non-strategic loan portfolios, the negative impact of higher market rates on deposits, lower average balances of trading securities, and a decrease in cash basis interest income in 2016 relative to the prior year. Average earning assets were $25.2 billion and $23.5 billion in 2016 and 2015, respectively. The 7 percent increase in average earning assets in 2016 was primarily driven by loan growth within the regional bank, but was also impacted by a larger securities portfolio and an increase in securities purchased under agreements to resell. These increases were somewhat offset by continued run-off of the non-strategic loan portfolios, a decrease in average balances of excess cash held at the Federal Reserve (“Fed”), and a decline in average fixed income trading securities.

Net interest income was $653.7 million in 2015, a 4 percent increase from $627.7 million in 2014. On an FTE basis, NII increased to $664.4 million in 2015 from $637.3 million in 2014. The increase was the result of loan growth within the regional bank’s commercial and consumer portfolios, higher average balances of loans to mortgage companies, and an increase in cash basis interest income and loan fees relative to 2014. Continued run-off of the non-strategic loan portfolios, lower yielding fixed rate commercial loans, and the impact on NII from the third quarter 2014 loan sales negatively impacted NII in 2015, offsetting a portion of the increase.

FIRST HORIZON NATIONAL CORPORATION

Table 1  –  Analysis of Changes in Net Interest Income

(Fully taxable equivalent (“FTE”)) (Dollars in thousands)	2016 Compared to 2015 Increase / (Decrease) Due to (a)			2015 Compared to 2014 Increase / (Decrease) Due to (a)
	Rate (b)	Volume (b)	Total	Rate (b)	Volume (b)	Total

Interest income – FTE:
Loans	$16,071	$64,325	$80,396	$(11,594)	$40,633	$29,039
Loans held-for-sale	245	(196)	49	1,223	(6,936)	(5,713)
Investment securities:
U.S. treasuries	-	-	-	16	(31)	(15)
U.S. government agencies	(2,192)	7,791	5,599	(3,572)	4,613	1,041
States and municipalities	336	(377)	(41)	121	(154)	(33)
Corporate bonds	1	505	506	-	19	19
Other	(2,643)	114	(2,529)	(282)	(347)	(629)

Total investment securities	(4,532)	8,067	3,535	(3,351)	3,734	383

Trading securities	(1,861)	(2,260)	(4,121)	(1,173)	4,875	3,702
Other earning assets:
Federal funds sold	24	(44)	(20)	5	(12)	(7)
Securities purchased under agreements to resell	1,483	(56)	1,427	264	(170)	94
Interest-bearing cash	1,901	(713)	1,188	187	608	795

Total other earning assets	2,797	(202)	2,595	624	258	882

Total change in interest income – earning assets – FTE			$82,454			$28,293

Interest expense:
Interest-bearing deposits:
Savings	$6,075	$1,541	$7,616	$(1,071)	$1,501	$430
Time deposits	(537)	(239)	(776)	(3,264)	(626)	(3,890)
Other interest-bearing deposits	5,093	773	5,866	568	845	1,413

Total interest-bearing core deposits	9,858	2,848	12,706	(5,479)	3,432	(2,047)

Certificates of deposit $100,000 and more	579	1,551	2,130	1,105	(713)	392
Federal funds purchased	1,569	(347)	1,222	92	(1,037)	(945)
Securities sold under agreements to repurchase	84	36	120	(101)	(57)	(158)
Trading liabilities	(1,788)	812	(976)	(1,676)	2,262	586
Other short-term borrowings	(6)	228	222	1,103	(1,593)	(490)
Term borrowings	1,563	(10,847)	(9,284)	4,564	(748)	3,816

Total change in interest expense – interest-bearing liabilities			$6,140			$1,154

Net interest income – FTE			$76,314			$27,139

Certain previously reported amounts have been reclassified to agree with current presentations.

(a)	The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

(b)	Variances are computed on a line-by-line basis and are non-additive.

For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources. The consolidated net interest margin improved to 2.94 percent in 2016 from 2.83 percent in 2015. The net interest spread increased to 2.80 percent in 2016 from 2.70 percent in 2015, and the impact of free funding was 14 basis points and 13 basis points in 2016 and 2015, respectively. The positive impact of higher interest rates on loans, lower long-term funding costs, a decrease in average excess cash held at the Fed and higher average balances of loans to mortgage companies during 2016 all contributed to the increase in NIM, but were somewhat mitigated by the continued run-off of the nonstrategic loan portfolios, the negative impact of higher market rates on deposits, and a decrease in cash basis interest income relative to 2015.

The consolidated net interest margin was 2.83 percent in 2015 compared to 2.92 percent in 2014. The decrease in NIM was primarily driven by run-off of the non-strategic loan portfolios, a decline in yields on fixed rate loan portfolios due to the long-term low internet rate environment, and an increase in average excess cash held at the Fed during 2015. Higher cash basis interest income and loan fees relative to 2014 positively impacted NIM in 2015, offsetting a portion of the decline.

The activity levels and related funding for FHN’s fixed income activities affect the net interest margin. Generally fixed income activities compress the margin, especially where there are elevated levels of trading inventory, because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance

FIRST HORIZON NATIONAL CORPORATION

sheet. As a result FHN’s consolidated margin cannot be readily compared to that of other bank holding companies. Table 2 – Net Interest Margin details the computation of the net interest margin for the past three years.

Table 2  –  Net Interest Margin

	2016	2015	2014

Assets:
Earning assets:
Loans, net of unearned income:
Commercial loans	3.64%	3.51%	3.56%
Consumer loans	4.07	3.96	4.01

Total loans, net of unearned income	3.77	3.67	3.74

Loans held-for-sale	4.43	4.23	3.77
Investment securities:
U.S. treasuries	0.97	0.97	0.06
U.S. government agencies	2.40	2.46	2.57
States and municipalities (a)	7.95	3.52	2.72
Corporate bonds	5.25	4.94	-
Other (b)	2.67	4.08	4.23

Total investment securities	2.43	2.54	2.64

Trading securities	2.66	2.81	2.93
Other earning assets:
Federal funds sold	1.11	1.01	1.00
Securities purchased under agreements to resell (c)	0.06	(0.12)	(0.15)
Interest bearing cash	0.51	0.25	0.22

Total other earning assets	0.28	0.10	0.06

Interest income / total earning assets	3.29%	3.19%	3.29%

Liabilities:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	0.23%	0.16%	0.18%
Other interest-bearing deposits	0.19	0.09	0.08
Time deposits	0.59	0.66	1.07

Total interest-bearing core deposits	0.24	0.17	0.21

Certificates of deposit $100,000 and more	1.02	0.89	0.63

Federal funds purchased	0.52	0.26	0.25
Securities sold under agreements to repurchase	0.08	0.06	0.08
Trading liabilities	1.95	2.18	2.43
Other short-term borrowings	0.67	0.67	0.30
Term borrowings	2.58	2.47	2.17

Interest expense / total interest-bearing liabilities	0.49	0.49	0.51

Net interest spread	2.80%	2.70%	2.78%
Effect of interest-free sources used to fund earning assets	0.14	0.13	0.14

Net interest margin (d)	2.94%	2.83%	2.92%

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	2016 increase driven by payoff of lower-yielding municipal bonds in fourth quarter 2015.

(b)	2016 decrease driven by a decline in the dividend rate of FHN’s holdings of federal reserve bank stock.

(c)	2015 and 2014 rates driven by negative market rates on reverse repurchase agreements.

(d)	Calculated using total net interest income adjusted for FTE assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

FHN’s net interest margin is primarily impacted by balance sheet factors such as interest-bearing cash levels, deposit balances, trading inventory levels, commercial loan volume, as well as loan fees, cash basis income, and changes in short-term interest rates. FHN’s balance sheet is positioned to benefit primarily from a rise in short-term interest rates. For 2017, an increase in NIM will depend on the extent of Fed interest rate increases, as well as levels of interest-bearing cash and trading inventory balances (higher balances of both of these typically compress margin), and commercial loan balances.

FIRST HORIZON NATIONAL CORPORATION

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. The provision for loan losses was $11.0 million in 2016 compared to $9.0 million in 2015 and $27.0 million in 2014. During 2016 and 2015, FHN experienced continued overall improvement in the loan portfolio which resulted in declines of 4 percent and 10 percent in the allowance for loan losses relative to the prior years, respectively. Additionally, net charge-offs declined 39 percent and 35 percent, respectively, during 2016 and 2015 relative to the prior years. Although asset quality metrics were strong in both periods, improvement continued to slow in 2016 and the commercial loan growth partially offset the positive effect of improvement on the allowance. For additional information about the provision for loan losses refer to the Regional Banking and Non-Strategic sections of the Business Line Review section in this MD&A. For additional information about general asset quality trends refer to Asset Quality – Trend Analysis of 2016 Compared to 2015 in this MD&A.

NONINTEREST INCOME

Noninterest income (including securities gains/(losses)) was $552.4 million in 2016 compared to $517.3 million in 2015 and $550.0 million in 2014. In 2016 noninterest income was 43 percent of total revenue compared to 44 percent and 47 percent in 2015 and 2014, respectively. The increase in noninterest income in 2016 relative to 2015 was primarily driven by higher fixed income product revenue. The decrease in noninterest income in 2015 relative to 2014 was primarily driven by a decrease in mortgage banking income within the non-strategic segment, but was partially mitigated by increases in fixed income product revenue and gains on the extinguishment of debt. FHN’s noninterest income for the last three years is provided in Table 3. The following discussion provides additional information about various line items reported in the following table.

Table 3  –  Noninterest Income

(Dollars in thousands)	2016	2015	2014	Compound Annual Growth Rates
				16/15	16/14

Noninterest income:
Fixed income	$268,561	$231,337	$200,595	16%	16%
Deposit transactions and cash management	108,553	112,843	111,951	(4)%	(2)%
Brokerage, management fees and commissions	42,911	46,496	49,099	(8)%	(7)%
Trust services and investment management	27,727	27,577	27,777	1%	*
Bankcard income	24,430	22,238	23,697	10%	2%
Bank-owned life insurance	14,687	14,726	16,394	*	(5)%
Debt securities gains/(losses), net	1,485	1,836	-	(19)%	NM
Equity securities gains/(losses), net	(144)	(458)	2,872	69%	NM
All other income and commissions:
ATM interchange fees	11,965	11,917	10,943	*	5%
Other service charges	11,731	11,610	11,882	1%	(1)%
Mortgage banking	10,215	3,870	71,257	NM	(62)%
Electronic banking fees	5,477	5,840	6,190	(6)%	(6)%
Letter of credit fees	4,103	4,621	4,864	(11)%	(8)%
Deferred compensation (a)	3,025	(1,369)	2,042	NM	22%
Insurance commissions	2,981	2,627	2,257	13%	15%
Gain/(loss) on extinguishment of debt	-	5,793	(4,166)	NM	NM
Other	14,734	15,821	12,390	(7)%	9%

Total all other income and commissions	64,231	60,730	117,659	6%	(26)%

Total noninterest income	$552,441	$517,325	$550,044	7%	*

Certain previously reported amounts have been reclassified to agree with current presentation.

NM - not meaningful

*	Amount is less than one percent.

(a)	Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives and benefits expense.

FIRST HORIZON NATIONAL CORPORATION

Fixed Income Noninterest Income

The major component of fixed income revenue is generated from the purchase and sale of fixed income securities as both principal and agent. Other noninterest revenues within this line item consist principally of fees from loan sales, portfolio advisory services, and derivative sales. Securities inventory positions are procured for distribution to customers by the sales staff. Fixed income noninterest income increased 16 percent in 2016 to $268.6 million from $231.3 million in 2015, reflecting more favorable market conditions during most of 2016, including increased rate and market volatility, as well as expansion of the distribution platform. However, trading activity was somewhat muted in late 2016 due to a sharp rate increase and market uncertainties following the U.S. presidential election. Revenue from other products increased $3.4 million to $38.9 million in 2016, largely driven by increases in fees from loan sales, derivative sales, and portfolio advisory services.

Fixed income noninterest income was $231.3 million in 2015, up from $200.6 million in 2014, reflecting increased rate volatility in 2015 relative to 2014. Revenue from other products increased $5.2 million to $35.5 million in 2015, largely driven by increases in fees from derivative sales and portfolio advisory services.

Table 4  –  Fixed Income Noninterest Income

(Dollars in thousands)	2016	2015	2014	Compound Annual Growth Rates
				16/15	16/14

Noninterest income:
Fixed income	$229,659	$195,877	$170,317	17%	16%
Other noninterest revenue	38,902	35,460	30,278	10%	13%

Total fixed income noninterest income	$268,561	$231,337	$200,595	16%	16%

Deposit Transactions and Cash Management

Fees from deposit transactions and cash management include fees for services related to consumer and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House an Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management income was $108.6 million in 2016, down from $112.8 million in 2015. The decrease in fees from deposit transactions and cash management activities was primarily related to lower NSF fee income driven by changes in consumer behavior. In 2015, deposit transactions and cash management income increased to $112.8 million from $112.0 million in 2014.

Brokerage, Management Fees and Commissions

Brokerage, management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual funds sales. Noninterest income from brokerage, management fees and commissions was $42.9 million in 2016, down from $46.5 million and $49.1 million in 2015 and 2014, respectively. The decline in income in both periods was primarily driven by a reduction in annuity income as a result of market conditions and lower variable annuity sales as practices were adjusted to meet the standards of a changing regulatory environment. The decline in both periods was also affected by a shift in product and fee structures, which caused a temporary decline in revenues but better met client needs and should result in revenue streams over the life of the product.

Bankcard Income

Bankcard income is derived from fees charged for processing and supporting credit card transactions including interchange, late charges, membership fees, miscellaneous merchant frees, cash advance fees, currency conversion fees, and research fees. Bankcard income increased 10 percent to $24.4 million in 2016 from $22.2 million in 2015 primarily driven by a significant new relationship. Bankcard income declined 6 percent in 2015 to $22.2 million from $23.7 million in 2014, due in large part to $2.8 million of Visa volume incentives recognized in 2014.

FIRST HORIZON NATIONAL CORPORATION

Securities Gains/(Losses)

In 2016 FHN recognized net securities gains of $1.3 million compared to $1.4 million and $2.9 million in 2015 and 2014, respectively. The 2016 net gain was primarily the result of a $1.5 million net gain from exchanges of approximately $736 million of AFS debt securities, partially offset by $.2 million of other-than-temporary impairment (“OTTI”) adjustments. The 2015 net gain was largely driven by a $1.8 million gain from an exchange of approximately $335 million of AFS debt securities, partially offset by $.7 million of OTTI adjustments. In 2014, the net gain was primarily the result of a $5.6 million gain on the sale of a cost method investment partially offset by $2.0 million of negative fair value adjustments and a $.9 million loss on the sale of an investment.

Other Noninterest Income

Other income includes revenues from ATM and interchange fees, other service charges, mortgage banking (primarily within the non-strategic segment), electronic banking fees, letter of credit fees, revenue related to deferred compensation plans (which are mirrored by changes in noninterest expense), insurance commissions, gains/(losses) from the extinguishment of debt and various other fees.

Revenue from all other income and commissions increased to $64.2 million in 2016 from $60.7 million in 2015. For 2016 all other income and commissions was favorably impacted by increases in mortgage banking and deferred compensation income, and higher fee income associated with derivative sales. These increases were somewhat offset by a $5.8 million gain recognized in 2015 on the extinguishment of junior subordinated notes underlying $200 million of trust preferred debt and a $1.3 million decrease in 2016 in gains on the sales of properties. The increase in Mortgage banking income was largely driven by recoveries recognized in 2016 associated with prior legacy mortgage servicing sales and a $1.5 million gain related to the reversal of a contingency accrual associated with prior sales of MSR. Deferred compensation income fluctuates with changes in the market value of the underlying investments and is mirrored by changes in deferred compensation expense which is included in personnel expense.

All other income and commissions decreased $56.9 million to $60.7 million in 2015 from $117.7 million in 2014. The decrease was primarily driven by lower mortgage banking income which was largely the result of several transactions recognized in 2014 that positively impacted mortgage banking income within the non-strategic segment in that year. These transactions included $39.7 million of gains on the sales of approximately $315 million in UPB of HFS mortgage loans in third quarter 2014, the receipt of approximately $20 million in previously unrecognized servicing fees in conjunction with servicing sales, and a larger positive mortgage warehouse valuation adjustment in 2014 due to positive fair value adjustment that reflected new information on market pricing for similar asset primarily related to the non-performing portion of the HFS portfolio. A $3.4 million decrease in deferred compensation income in 2015 also contributed to the revenue decrease in 2015, but was somewhat offset by the $5.8 million gain recognized within the corporate segment in 2015 on the extinguishment of junior subordinated notes previously mentioned and a $4.4 million loss recognized within the non-strategic segment in 2014 on the extinguishment of debt associated with the collapse of two HELOC securitization trusts. In addition, FHN recognized $3.7 million in gains on the sales of properties primarily within the non-strategic segment in 2015 compared to $.6 million in 2014, which also mitigated a portion of the decline in revenue from all other income and commissions.

NONINTEREST EXPENSE

Total noninterest expense decreased 12 percent, or $128.6 million, to $925.2 million in 2016, primarily driven by a reduction in accruals related to loss contingencies and litigation matters primarily within the non-strategic segment and, to a lesser extent, a mortgage repurchase and foreclosure provision expense reversal, somewhat offset by higher personnel expenses relative to 2015. Total noninterest expense increased 27 percent, or $221.3 million, to $1.1 billion in 2015 from $832.5 million in 2014, primarily driven by increases in accruals related to loss contingencies and litigation matters coupled with an increase in personnel expenses relative to 2014. FHN’s noninterest expense for the last three years is provided in table 5. The following discussion provides additional information about various line items reported in the following table.

FIRST HORIZON NATIONAL CORPORATION

Table 5  –  Noninterest Expense

(Dollars in thousands)	2016	2015	2014	Compound Annual Growth Rates
				16/15	16/14

Noninterest expense:
Employee compensation, incentives and benefits	$562,948	$511,633	$478,159	10%	9%
Occupancy	50,880	51,117	54,018	*	(3)%
Computer software	45,122	44,724	42,931	1%	3%
Operations services	41,852	39,261	35,247	7%	9%
Equipment rentals, depreciation, and maintenance	27,385	30,864	29,964	(11)%	(4)%
Advertising and public relations	21,612	19,187	18,683	13%	8%
FDIC premium expense	21,585	18,027	11,464	20%	37%
Legal fees	21,558	16,287	20,907	32%	2%
Professional fees	19,169	18,922	23,298	1%	(9)%
Communications and courier	14,265	15,820	16,074	(10)%	(6)%
Contract employment and outsourcing	10,061	14,494	19,420	(31)%	(28)%
Amortization of intangible assets	5,198	5,253	4,170	(1)%	12%
Repurchase and foreclosure provision/(provision credit)	(32,722)	-	(4,300)	NM	NM
All other expense:
Litigation and regulatory matters	30,469	187,607	(2,720)	(84)%	NM
Other insurance and taxes	10,891	12,941	12,900	(16)%	(8)%
Travel and entertainment	10,275	9,590	9,095	7%	6%
Customer relations	6,255	5,382	5,726	16%	5%
Employee training and dues	5,691	5,390	4,518	6%	12%
Supplies	4,434	3,827	3,745	16%	9%
Tax credit investments	3,349	4,582	2,087	(27)%	27%
Miscellaneous loan costs	2,586	2,656	2,690	(3)%	(2)%
Foreclosed real estate	773	2,104	2,503	(63)%	(44)%
Other	41,568	34,123	41,952	22%	*

Total all other expense	116,291	268,202	82,496	(57)%	19%

Total noninterest expense	$925,204	$1,053,791	$832,531	(12)%	5%

Certain previously reported amounts have been reclassified to agree with current presentation.

NM - not meaningful

* Amount is less than one percent.

Employee Compensation, Incentives, and Benefits

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, increased 10 percent, or $51.3 million, to $562.9 million in 2016 from $511.6 million in 2015. The increase in personnel expense was driven in part by an increase in variable compensation associated with higher fixed income product sales revenue within FHN’s fixed income operating segment relative to 2015. Within the regional bank, expenses associated with strategic hires in expansion markets and specialty areas increased $9.6 million from 2015 to 2016. Additionally, higher incentive expense associated with loan growth and retention initiatives increased $4.5 million relative to 2015 and a year-over-year increase in headcount related to the TAB acquisition contributed $3.9 million to the increase in personnel expense within the regional bank in 2016. Personnel expenses in 2015 were favorably impacted by an $8.3 million gain related to an amendment of certain employee benefit plans recognized in third quarter 2015, which also contributed to the increase in personnel-related expenses in 2016. Deferred compensation expense increased in 2016, relative to 2015, further contributing to the personnel expense increase in 2016. These increases were partially offset by a decline in pension expense relative to 2015 due to a change in the discount rates used in the calculation of pension and postretirement interest costs.

Personnel expense increased 7 percent, or $33.5 million, to $511.6 million in 2015 from $478.2 million in 2014. The increase in personnel expense was driven by increases in variable compensation associated with higher fixed income product sales revenue within FHN’s fixed income operating segment relative to 2014 and higher incentive expense associated with loan growth, strategic hires, and retention within the regional bank. Additionally, higher pension-related costs contributed to the increase in personnel expense during 2015, as well as several favorable adjustments recognized during 2014 related to employee performance equity awards, employee benefit plans, and deferred compensation BOLI benefits resulting in lower personnel expense in 2014. The increase in pension-related

FIRST HORIZON NATIONAL CORPORATION

expenses was driven by an increase in the pension liability as a result of a decline in the discount rate and new life expectancy tables used at the December 31, 2014 measurement date. These increases were offset somewhat by an $8.3 million gain recognized during third quarter 2015 related to an amendment of certain employee benefit plans and lower deferred compensation expenses relative to 2014.

Occupancy

Occupancy expense decreased to $50.9 million in 2016 from $51.1 million in 2015, as a decrease in sublease income related to the sale of a building in 2015 was somewhat offset by $.9 million of lease abandonment expense related to efficiency initiatives and higher rent expense in 2016 associated with sale-leaseback transactions recognized in 2016. Occupancy expense decreased $2.9 million from $54.0 million in 2014 to $51.1 million in 2015 driven by $4.7 million of lease abandonment expense recognized in 2014 related to efficiency initiatives, somewhat offset by lower sublease income received in 2015 relative to the prior year as a result of the building sale within the non-strategic segment previously mentioned.

Computer Software

Computer software expense was $45.1 million, $44.7 million, and $42.9 million in 2016, 2015, and 2014, respectively. The increase in computer software expense is the result of FHN’s focus on technology-related projects.

Operations Services

Operations services expense increased 7 percent, or $2.6 million, to $41.9 million in 2016, primarily related to an increase in third party fees associated with the online digital banking platform. In 2015, expenses from operations services were $39.3 million compared to $35.2 million in 2014, primarily driven by an increase in third party fees and expense associated with the TAB acquisition.

Equipment Rentals, Depreciation, and Maintenance

Equipment rentals, depreciation, and maintenance expenses were $27.4 million in 2016, compared to $30.9 million and $30.0 million in 2015 and 2014, respectively. The decrease in 2016 was driven by a decrease in depreciation expense as a result of branch sales and sale-leaseback transactions and refunds from an equipment rental vendor recognized in 2016.

Advertising and Public Relations

Expenses associated with advertising and public relations were $21.6 million in 2016, compared to $19.2 million and $18.7 million in 2015 and 2014, respectively. In 2016, FHN recognized higher advertising and public relations expense due in large part to a promotional branding campaign and an increase in CRA initiatives.

FDIC Premium Expense

FDIC premium expense was $21.6 million in 2016, compared to $18.0 million and $11.5 million in 2015 and 2014, respectively. The increase in FDIC premium expense was due in large part to balance sheet growth, coupled with the run-off of long-term unsecured debt. Additionally, a rate increase also contributed to the increase in FDIC premium expense. 2014 FDIC premium expense included the receipt of $3.3 million of FDIC premium refunds.

Legal Fees

Legal fees were $21.6 million, $16.3 million, and $20.9 million in 2016, 2015, and 2014, respectively. Legal fees fluctuate based on the status, timing, type, and composition of cases.

FIRST HORIZON NATIONAL CORPORATION

Professional Fees

Professional fees were $19.2 million, $18.9 million, and $23.3 million in 2016, 2015, and 2014, respectively. During 2014, FHN had various consulting projects that attributed to higher professional fees.

Contract Employment and Outsourcing

Expenses associated with contract employment and outsourcing decreased 31 percent, or $4.4 million, to $10.1 million in 2016. The decrease was attributable to a lower number of technology-related projects in 2016 relative to the prior year coupled with the completion of a large operations efficiency project in 2015. Contract employment and outsourcing expenses decreased $4.9 million to $14.5 million in 2015 from $19.4 million in 2014. The decrease was due to lower mortgage subservicing costs within the non-strategic segment associated with the sales of servicing and elevated expenses in 2014 related to technology-related projects within the regional bank.

Repurchase and Foreclosure Provision

During 2016, FHN recognized a $32.7 million pre-tax expense reversal of mortgage repurchase and foreclosure provision primarily as a result of the settlement/recoveries of certain repurchase claims, which favorably impacted expenses for 2016. The mortgage repurchase and foreclosure provision was $0 in 2015. During 2014 FHN recognized a $4.3 million reversal of repurchase and foreclosure provision related to the settlements of certain repurchase claims.

Other Noninterest Expense

Other expense includes losses from litigation and regulatory matters, other insurance and tax expense, travel and entertainment expenses, customer relation expenses, costs associated with employee training and dues, supplies, tax credit investment expenses, miscellaneous loan costs, expenses associated with foreclosed properties, and various other expenses.

All other expenses decreased 57 percent to $116.3 million in 2016 from $268.2 million in 2015. The decrease in expense between 2016 and 2015 was primarily driven by a $157.1 million net decline in accruals related to loss contingencies and litigation matters, from $187.6 million in 2015 to $30.5 million in 2016. The decrease in accruals related to loss contingencies and litigation matters was largely associated with the 2015 DOJ/HUD settlement of potential claims related to FHN’s underwriting and origination of FHA-insured mortgage loans within the non-strategic segment. To a much smaller extent, a decline in other insurance and taxes in 2016 associated with favorable adjustments to franchise taxes related to community reinvestment efforts, and a $1.2 million decrease in tax credit investments due in large part to a $2.8 million impairment recognized in 2015 also contributed to the 2016 expense decline. FHN recognized a $3.9 million net increase in fixed asset impairments and lease abandonment charges related to branch closures in 2016 relative to 2015, offsetting a portion of the expense decline. Additionally, a $1.9 million net increase in negative valuation adjustments associated with derivatives related to prior sales of Visa Class B shares resulted in higher expenses in 2016.

All other expenses were $268.2 million and $82.5 million in 2015 and 2014, respectively. The increase in expense between 2015 and 2014 was primarily the result of a $190.3 million increase in net loss accruals related to legal matters, primarily driven by $162.5 million of loss accruals related to the 2015 DOJ/HUD settlement within the non-strategic segment previously mentioned and $25.1 million of other loss accruals recognized within the non-strategic and fixed income segments in 2015. During 2014, FHN recognized $110.9 million of loss accruals primarily within the non-strategic segment related to legal matters, which were more than offset by $113.6 million of expense reversals recognized within the non-strategic and fixed income segments associated with agreements with insurance companies for the recovery of expenses FHN incurred related to litigation losses in periods prior to 2014. In 2015, FHN recognized a $2.8 million impairment of a tax credit investment, which contributed to the expense increase. These increases in expense were somewhat offset by a $5.1 million decrease in negative valuation adjustments associated with the derivatives related to prior sales of Visa Class B shares.

FIRST HORIZON NATIONAL CORPORATION

INCOME TAXES

FHN recorded an income tax provision of $106.8 million in 2016, compared to $10.9 million in 2015 and $84.2 million in 2014. The effective tax rates for 2016, 2015, and 2014 were approximately 31 percent, 10 percent, and 26 percent, respectively. The increase in the effective tax rates in 2016 compared to 2015 and the decrease in the effective tax rate in 2015 compared to 2014 was primarily driven by the change in pre-tax income levels. Since pre-tax income is the most important component in determining the effective tax rate, the comparison of the tax rate from period to period, by itself, will not provide meaningful information unless pre-tax income is fairly consistent. The company’s effective tax rate is favorably affected by recurring items such as bank-owned life insurance, tax-exempt income, and credits and other tax benefits from affordable housing investments. The company’s effective tax rate also may be affected by items that may occur in any given period but are not consistent from period to period, such as changes in the deferred tax asset valuation allowance and changes in unrecognized tax benefits.

A deferred tax asset (“DTA”) or deferred tax liability (“DTL”) is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2016, FHN’s gross DTA (net of a valuation allowance) and gross DTL were $297.0 million and $97.4 million, respectively, resulting in a net DTA of $199.6 million at December 31, 2016, compared with $259.3 million at December 31, 2015 and $260.6 million at December 31, 2014. The decline in DTA in 2016 relative to 2015 was primarily driven by increased funding of FHN’s pension plan, a reduction in loss reserves, and deductions associated with certain compensation arrangements.

As of December 31, 2016, FHN had deferred tax asset balances related to federal and state income tax carryforwards of $124.7 million and $19.4 million, which will expire at various dates. Refer to Note 15 – Income Taxes for additional information.

As of December 31, 2016 and 2015, FHN established a valuation allowance of $40.4 million and $40.5 million, respectively, against its federal capital loss carryforwards. FHN’s DTA after valuation allowance was $297.0 million and $352.6 million as of December 31, 2016 and 2015, respectively. Based on current analysis, FHN believes that its ability to realize the remaining DTA is more likely than not. FHN monitors its DTA and the need for a valuation allowance on a quarterly basis. A significant adverse change in FHN’s taxable earnings outlook could result in the need for further valuation allowances. In the event FHN is able to determine that the deferred tax assets are realizable in the future in excess of their net recorded amount, FHN would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

The President of the United States has publicly favored legislation (not yet formally proposed) to reduce corporate income tax rates to 15 to 20 percent, possibly in 2017. Any such rate reduction is likely to be part of a broader tax reform bill. Although a rate reduction would have a net beneficial effect over the long-term certain deductions may be eliminated or reduced as a part of tax reform, which could partially offset the beneficial effect of a rate reduction. Additionally, a rate reduction would result in the impairment of a portion of the deferred tax asset, as mentioned above, in the quarter that it is signed into law by the President. The actual impacts are subject to significant uncertainties including whether, and to what extent, rate reductions or broader tax reform can actually be executed and if executed, the timing.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to federal or state and local tax examinations by tax authorities for years before 2013. FHN is currently under audit in several states.

See also Note 15 – Income Taxes for additional information.

FIRST HORIZON NATIONAL CORPORATION

STATEMENT OF CONDITION REVIEW – 2016 COMPARED TO 2015

Total period-end assets were $28.6 billion on December 31, 2016, up 9 percent from $26.2 billion on December 31, 2015. Average assets increased to $27.4 billion in 2016 from $25.6 billion in 2015. The increase in average assets compared to 2015 is primarily attributable to net increases in the loan portfolios. A larger investment securities portfolio also contributed to the increase in average assets relative to 2015, but was somewhat offset by declines in interest-bearing cash and trading securities. The increase in period-end assets relative to December 31, 2015 was also primarily driven by net increases in loan balances. In addition, higher balances of interest bearing cash on December 31, 2016 contributed to the increase in assets on a period-end basis.

Total period-end liabilities were $25.9 billion on December 31, 2016, up 10 percent from $23.6 billion on December 31, 2015. Average liabilities increased 7 percent to $24.7 billion in 2016, from $23.1 billion in 2015. The increase in average liabilities was largely due to an increase in deposits, somewhat offset by lower Term borrowings and a decline in Federal funds purchased relative to 2015.

EARNING ASSETS

Earning assets consist of loans, investment securities, other earning assets such as trading securities, interest-bearing cash, and loans HFS. Average earning assets increased to $25.2 billion in 2016 from $23.5 billion in 2015. A more detailed discussion of the major line items follows.

Loans

Period-end loans increased 11 percent to $19.6 billion as of December 31, 2016 from $17.7 billion on December 31, 2015. Average loans for 2016 were $18.3 billion compared to $16.6 billion for 2015. The increase in average and period-end loan balances was primarily due to organic loan growth within the regional bank’s commercial portfolios and also loans added through the purchase of franchise finance loans in third quarter 2016, partially offset by run-off of consumer loan portfolios within the non-strategic segment. On an average basis loans added through the fourth quarter 2015 TAB acquisition also contributed to the increase in average loans from 2015 to 2016.

Table 6  –  Average Loans

(Dollars in thousands)	2016	Percent of Total	2016 Growth Rate	2015	Percent of Total	2015 Growth Rate	2014	Percent of Total	2014 Growth Rate

Commercial:
Commercial, financial, and industrial	$10,932,679	60%	15%	$9,477,376	57%	16%	$8,156,750	52%	2%
Commercial real estate	1,938,939	11	36	1,425,813	9	17	1,223,487	8	5

Total commercial	12,871,618	71	18	10,903,189	66	16	9,380,237	60	3

Consumer:
Consumer real estate (a)	4,635,213	25	(5)	4,879,083	29	(6)	5,198,304	34	(6)
Permanent mortgage	437,524	2	(11)	489,190	3	(18)	594,450	4	(20)
Credit card and other	359,515	2	2	352,977	2	1	347,981	2	11

Total consumer	5,432,252	29	(5)	5,721,250	34	(7)	6,140,735	40	(7)

Total loans, net of unearned income	$18,303,870	100%	10%	$16,624,439	100%	7%	$15,520,972	100%	(1)%

(a)	2016, 2015, and 2014 include $43.4 million, $65.6 million, and $140.7 million of restricted and secured real estate loans, respectively.

C&I loans are the largest component of the commercial portfolio comprising 85 percent and 87 percent of average commercial loans in 2016 and 2015, respectively. C&I loans increased 15 percent, or $1.5 billion, from 2015 due to higher balances of loans to mortgage companies, as well as net loan growth within several of the regional bank’s

FIRST HORIZON NATIONAL CORPORATION

portfolios including general commercial, correspondent banking, and corporate. Additionally, new lines of business including franchise finance (a majority of which was added through a third quarter 2016 asset purchase), energy, specialty healthcare, and music industry contributed to C&I loan growth from 2015. Commercial real estate loans increased 36 percent or $.5 billion to $1.9 billion in 2016 because of growth in expansion markets, increased funding under existing commitments, and an increased focus on funded term debt products. In addition, the fourth quarter 2015 TAB acquisition contributed to the increase.

Average consumer loans declined 5 percent, or $.3 billion, from a year ago to $5.4 billion in 2016. The consumer real estate portfolio (home equity lines and installment loans) declined $243.9 million, to $4.6 billion, as the continued wind-down of portfolios within the non-strategic segment outpaced a $234.5 million increase in real estate installment loans from new originations within the regional bank. The permanent mortgage portfolio declined $51.7 million to $437.5 million in 2016 driven by run-off of legacy assets within non-strategic offset by some growth in mortgage loans within regional banking, primarily related to FHN’s CRA initiatives. Credit Card and Other slightly increased to $359.5 million in 2016.

FIRST HORIZON NATIONAL CORPORATION

The following table provides a detail of contractual maturities of commercial loans on December 31, 2016.

Table 7  –  Contractual Maturities of Commercial Loans on December 31, 2016

(Period-end) (Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total

Commercial, financial, and industrial	$4,717,030	$5,850,598	$1,580,459	$12,148,087
Commercial real estate	532,918	1,306,608	295,997	2,135,523

Total commercial loans	$5,249,948	$7,157,206	$1,876,456	$14,283,610

For maturities over one year:
Interest rates - floating		$5,586,938	$1,097,819	$6,684,757
Interest rates - fixed		1,570,268	778,637	2,348,905

Total maturities over one year		$7,157,206	$1,876,456	$9,033,662

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN’s loan portfolio consists of consumer real estate loans – a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15, 10/10, or 10/20 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period (“the draw period”), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest period and a 10/20 loan has a 10 year draw period followed by a 20-year principal-and-interest period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years and the contractual maturity for 10/20 home equity lines is 30 years. Numerous factors can contribute to the actual life of a home equity line or installment loan. In normalized market conditions, the average life of home equity line and installment loan portfolios is significantly less than the contractual period as indicated by historical trends. More recent indicators suggest that the average life of these portfolios could be longer when compared to that observed in normalized market conditions. This could be attributed to the reduced availability of new credit in the marketplace, weak performance of the housing market for much of the past ten years, and a historically low interest rate environment which is likely to slow prepayments. However, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.

Investment Securities

FHN’s investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities (“MBS”) and government agency issued collateralized mortgage obligations (“CMO”), substantially all of which are classified as available-for-sale (“AFS”). FHN utilizes the securities portfolio as a source of income, liquidity and collateral for repurchase agreements, for public funds, and as a tool for managing risk of interest rate movements. Table 8 – Contractual Maturities of Investment Securities on December 31, 2016 (Amortized Cost) shows information pertaining to the composition, yields, and contractual maturities of the investment securities portfolio. Investment securities were $4.0 billion on December 31, 2016 and 2015. Average investment securities were $4.0 billion in 2016 and $3.7 billion in 2015, representing 16 percent of average earning assets in 2016 and 2015. The amount of securities purchased for the investment portfolio is largely driven by the desire to protect the value of non-rate sensitive liabilities and equity and maximize yield on FHN’s excess liquidity without negatively affecting future yields while operating in this historically low interest rate environment.

Government agency issued MBS, CMO, and other agencies averaged $3.8 billion and $3.5 billion in 2016 and 2015, respectively, as a $.7 billion decrease in government agency CMO securities were more than offset by a $1.0 billion increase in government agency MBS securities. In 2016, FHN executed two portfolio restructurings as part of an initiative to moderate the overall asset sensitivity position of the balance sheet. As a result of these restructurings and the natural extension that occurs as interest rates rise, the effective duration of the portfolio extended from 3.8 years in 2015 to 4.8 years in 2016. U.S. treasury securities and corporate and municipal bonds averaged $15.2 million in 2016 compared to $13.2 million in 2015. Investments in equity securities averaged $186.4 million in 2016 compared with $183.6 million in 2015. A majority of the equity security balances include

FIRST HORIZON NATIONAL CORPORATION

restricted investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) which averaged $156.0 million and $153.7 million in 2016 and 2015, respectively. On December 31, 2016, AFS investment securities had $27.9 million of net unrealized losses compared to $5.5 million of net unrealized gains on December 31, 2015. The increase in net unrealized losses was primarily driven by higher market rates and resulted in a decrease in shareholder’s equity of $17.2 million, net of $10.7 million of deferred tax liabilities. See Note 3 – Investment Securities for additional detail.

Table 8  –  Contractual Maturities of Investment Securities on December 31, 2016 (Amortized Cost)

(Period-end) (Dollars in thousands)	Within 1 year		After 1 year Within 5 years		After 5 years Within 10 years		After 10 years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

Securities available-for-sale:
Government agency issued MBS and CMO (a)	$-	-%	$21	6.72%	$176,948	3.60%	$3,607,610	2.56%
U.S. treasuries	100	0.98	-	-	-	-	-	-
Other (b)	-	-	-	-	-	-	186,756	3.02

Total securities available-for-sale	$100	0.98%	$21	6.72%	$176,948	3.60%	$3,794,366	2.58%

Securities held-to-maturity:
State and municipalities	$-	-%	$-	-%	$-	-%	$4,347	6.10%
Corporate bonds	-	-	-	-	10,000	5.25	-	-

Total securities held-to-maturity	$-	-%	$-	-%	$10,000	5.25%	$4,347	6.10%

(a)	Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early pay downs, have an estimated average life of 6.3 years.

(b)	The amount classified as maturing after 10 years represents equity securities with no stated maturity.

Loans Held-for-Sale

Loans HFS consists of the mortgage warehouse (primarily repurchased government-guaranteed loans), small business, student, and home equity loans. The average balance of loans HFS decreased to $124.3 million in 2016 from $129.0 million in 2015. On December 31, 2016 and 2015, loans HFS were $111.2 million and $126.3 million, respectively. The decrease in both average and period-end loans HFS was largely driven by a smaller mortgage warehouse, and to a lesser extent declines in home equity and student loans. On an average basis, a portion of the decrease was somewhat mitigated by an increase in small business loans.

Other Earning Assets

Other earning assets include trading securities, securities purchased under agreements to resell, federal funds sold (“FFS”), and interest-bearing deposits with the Fed and other financial institutions. Other earning assets averaged $2.7 billion in 2016, a $270.3 million decrease from $3.0 billion in 2015. The decrease was largely driven by a decrease in interest bearing cash which was used to fund loan growth and purchases of AFS securities. Additionally lower balances of trading securities also contributed to the decline in other earning assets, but was somewhat offset by an increase in securities purchased under agreements to resell (“asset repos”). Fixed income’s trading inventory fluctuates daily based on customer demand. Asset repos are used in fixed income trading activity and generally fluctuate with the level of fixed income trading liabilities (short-positions) as securities collateral from asset repo transactions are used to fulfill trades. Other earning assets were $2.6 billion and $2.2 billion on December 31, 2016 and 2015, respectively. The increase in other earning assets on a period-end basis was primarily due to an increase in interest-bearing cash in anticipation of the Coastal Securities acquisition.

Non-earning assets

Period-end non-earning assets increased to $2.3 billion on December 31, 2016 from $2.2 billion on December 31, 2015.

FIRST HORIZON NATIONAL CORPORATION

Deposits

Average deposits were $20.9 billion during 2016, up 11 percent from $18.8 billion during 2015. The increase in average deposits was driven by several factors including FHN’s decision to increase deposits in a third party network deposit sweep program, an increase in commercial customer deposits, and the addition of deposits associated with the fourth quarter 2015 TAB acquisition. The third party deposits program is an FDIC-insured deposit sweep program where financial institutions can receive unsecured deposits for the long-term (several years) and in larger-dollar increments. Period-end deposits were $22.7 billion on December 31, 2016, up 14 percent from $20.0 billion on December 31, 2015, and were driven by the same factors that affected average balances, with the exception of the fourth quarter 2015 TAB acquisition which did not impact deposits variance on a period-end basis.

Short-Term Borrowings

Average short-term borrowings (federal funds purchased (“FFP”), securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings) averaged $2.0 billion in 2016 and 2015, as increases from securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings offset a decrease in FFP. Securities sold under agreements to repurchase and other short-term borrowings contributed to the year-over-year increase as additional sources of wholesale funding were used to fund loan growth. Average FFP fluctuates depending on the amount of excess funding of FHN’s correspondent bank customers. Period-end short-term borrowings were $1.5 billion on December 31, 2016 and 2015. See Note 9 – Short-term Borrowings for additional information.

Term Borrowings

Term borrowings include senior and subordinated borrowings with original maturities greater than one year. Term borrowings were $1.0 billion on December 31, 2016 compared to $1.3 billion on December 31, 2015. Average term borrowings were $1.1 billion in 2016 compared to $1.6 billion in 2015. The decrease in average term borrowings primarily relates to $250 million of FTBNA subordinated notes that matured in second quarter 2016 and $206 million of junior subordinated notes underlying $200 million of trust preferred debt that were called in third quarter 2015. See Note 10 – Term Borrowings for additional information.

Other Liabilities

Period-end other liabilities decreased to $.6 billion on December 31, 2016 from $.8 billion on December 31, 2015. Other liabilities decreased as the pension liability was reduced as a result of the third quarter 2016 $165 million qualified pension plan contribution. The qualified pension plan is now reflected as a prepaid pension asset. Additionally a decrease in the repurchase and foreclosure reserve also contributed to the year-over-year decline in other liabilities, but was partially offset by an increase in derivative liabilities.

CAPITAL – 2016 COMPARED TO 2015

Management’s objectives are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. Period-end and average equity increased to $2.7 billion in 2016 from $2.6 billion in 2015. The increase in average equity was primarily due to net income recognized since 2015 and $72.8 million of equity issued related to the TAF acquisition in October 2015. Additionally, an increase in average unrealized gains associated with the AFS securities portfolio also increased average equity, but was somewhat offset by share repurchases (discussed below), common and preferred dividends paid, and an increase of net actuarial losses for pension and postretirement plans. The increase in equity from December 31, 2015 to December 31, 2016 was due to net income recognized in 2016, somewhat offset by share repurchases, common and preferred dividends paid, and a decrease in other comprehensive income. The decline in other comprehensive income on December 31, 2016 was driven by unrealized losses within the AFS securities portfolio and an increase of net actuarial losses for pension and postretirement plans.

In January 2014, FHN’s board of directors approved a share repurchase program which enables FHN to repurchase its common stock in the open market or in privately negotiated transactions, subject to certain conditions. In July 2015 and April 2016 the board increased and extended that program. The current program authorizes total purchases of up to $350 million and expires on January 31, 2018. During 2016, FHN repurchased

FIRST HORIZON NATIONAL CORPORATION

$93.5 million of common shares under the program; during 2015, FHN repurchased $28.4 million of common shares. Total purchases under this program through December 31, 2016 were $160.3 million.

The following tables provide a reconciliation of Shareholders’ equity from the Consolidated Statements of Condition to Common Equity Tier 1, Tier 1 and Total Regulatory Capital as well as certain selected capital ratios:

Table 9  –  Regulatory Capital and Ratios

(Dollars in thousands)	2016	2015

Shareholders’ equity	$2,409,653	$2,344,155
FHN non-cumulative perpetual preferred	(95,624)	(95,624)

Common equity	$2,314,029	$2,248,531
Regulatory adjustments:
Disallowed goodwill and other intangibles	(165,292)	(165,661)
Net unrealized (gains)/losses on securities available for sale	17,232	(3,394)
Net unrealized (gains)/losses on pension and other postretirement plans	229,157	217,586
Net unrealized (gains)/losses on cash flow hedges	1,265	-
Disallowed deferred tax assets	(18,027)	(18,404)
Other deductions from common equity tier 1	(377)	(78)

Common equity tier 1	$2,377,987	$2,278,580
FHN non-cumulative perpetual preferred	95,624	95,624
Qualifying noncontrolling interest – FTBNA preferred stock	256,811	260,794
Other deductions from tier 1	(58,551)	(62,857)

Tier 1 capital	$2,671,871	$2,572,141
Tier 2 capital	254,139	264,574

Total regulatory capital	$2,926,010	$2,836,715

Risk-Weighted Assets
First Horizon National Corporation	$23,914,158	$21,812,015
First Tennessee Bank National Association	23,447,251	21,143,459
Average Assets for Leverage
First Horizon National Corporation	28,581,251	26,109,449
First Tennessee Bank National Association	27,710,158	25,105,163

	2016		2015
	Ratio	Amount	Ratio	Amount

Common Equity Tier 1
First Horizon National Corporation	9.94%	$2,377,987	10.45%	$2,278,580
First Tennessee Bank National Association	9.80	2,298,080	10.81	2,284,646
Tier 1
First Horizon National Corporation	11.17	2,671,871	11.79	2,572,141
First Tennessee Bank National Association	10.83	2,538,382	11.95	2,525,912
Total
First Horizon National Corporation	12.24	2,926,010	13.01	2,836,715
First Tennessee Bank National Association	11.78	2,762,271	13.09	2,768,625
Tier 1 Leverage
First Horizon National Corporation	9.35	2,671,871	9.85	2,572,141
First Tennessee Bank National Association	9.16	2,538,382	10.06	2,525,912
Other Capital Ratios
Total period-end equity to period-end assets	9.47		10.08
Tangible common equity to tangible assets (a)	7.42		7.82
Adjusted tangible common equity to risk weighted assets (a)	8.86		9.30

(a)

Tangible common equity to tangible assets and Adjusted tangible common equity to risk-weighted assets are non-GAAP measures and are reconciled to Total equity to total assets (GAAP) in the Non-GAAP to GAAP Reconciliation – Table 31.

FIRST HORIZON NATIONAL CORPORATION

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution’s capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution’s capital position into one of five categories ranging from well-capitalized to critically under-capitalized. In 2016, for an institution the size of FHN to qualify as well-capitalized, Common Equity Tier 1, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6.5 percent, 8 percent, 10 percent, and 5 percent, respectively. As of December 31, 2016, FHN and FTBNA had sufficient capital to qualify as a well-capitalized institution. Regulatory capital ratios decreased in 2016 relative to 2015 due primarily to increases in risk-weighted assets from growth in earning assets, share repurchases and the phased-in implementation of the Basel III regulations partially offset by the impact of net income less dividends. During 2017, capital ratios are expected to remain significantly above well-capitalized standards.

In March 2014, the OCC, Federal Reserve, and FDIC issued final supervisory guidance for stress tests pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Reform Act”). Under these requirements, bank holding companies with $10 billion to $50 billion in assets must conduct an annual stress test to determine whether capital is likely to be adequate to absorb losses under hypothetical economic scenarios provided by the regulators.

In July 2016, FHN submitted results of its annual Dodd-Frank Act Stress Test, commonly known as DFAST, to the OCC and the Federal Reserve. A summary of the results was posted in October 2016 to FHN’s investor relations website. (Neither FHN’s stress test posting, nor any other material found on FHN’s website generally, is part of this report or incorporated herein.)

Pursuant to board authority, FHN may repurchase shares of its common stock from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory restrictions. FHN’s board has not authorized a preferred stock purchase program. The following tables provide information related to securities repurchased by FHN during fourth quarter 2016:

Table 10  –  Issuer Purchases of Common Stock

Compensation Plan-Related Repurchase Authority:

(Volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs

2016
October 1 to October 31	8	$15.25	8	28,340
November 1 to November 30	26	$18.38	26	28,314
December 1 to December 31	-	N/A	-	28,251

Total	34	$17.67	34

N/A – Not applicable
Compensation Plan Programs:

•

A consolidated compensation plan share purchase program was announced on August 6, 2004. This program consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program, inclusive of a program amendment on April 24, 2006, is 29.6 million shares calculated before adjusting for stock dividends distributed through January 1, 2011. The authorization has been reduced for that portion which relates to compensation plans for which no options remain outstanding. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. On December 31, 2016, the maximum number of shares that may be purchased under the program was 28.3 million shares. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. Management currently does not anticipate purchasing a material number of shares under this authority during 2017.

FIRST HORIZON NATIONAL CORPORATION

Other Repurchase Authority:

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value that may yet be purchased under the programs

2016
October 1 to October 31	-	N/A	-	$189,690
November 1 to November 30	-	N/A	-	$189,690
December 1 to December 31	-	N/A	-	$189,690

Total	-	N/A	-

N/A – Not applicable

Other Programs:

•

On January 22, 2014, FHN announced a $100 million share purchase authority with an expiration date of January 31, 2016. On July 21, 2015, FHN announced a $100 million increase in that authority along with an extension of the expiration date to January 31, 2017, and on April 26, 2016, FHN announced a $150 million increase and further extension to January 31, 2018. As of December 31, 2016, $160.3 million in purchases had been made under this authority at an average price per share of $12.86, $12.84 excluding commissions. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions.

ASSET QUALITY – TREND ANALYSIS OF 2016 COMPARED TO 2015

Loan Portfolio Composition

FHN groups its loans into portfolio segments based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may determine the ALLL at a more granular level. Commercial loans are composed of commercial, financial, and industrial (“C&I”) and commercial real estate (“CRE”). Consumer loans are composed of consumer real estate; permanent mortgage; and credit card and other. FHN has a concentration of residential real estate loans (25 percent of total loans), the majority of which is in the consumer real estate portfolio (23 percent of total loans). Industry concentrations are discussed under the heading C&I below.

Acquired Loans

On September 16, 2016, FHN completed its acquisition of franchise finance loans with an unpaid principal balance of $537.4 million. Acquired loans were initially recorded at fair value which was estimated by discounting expected cash flows at the acquisition date. The expected cash flows include all contractually expected amounts and incorporate an estimate for future expected credit losses, pre-payment assumptions and yield requirement for a market participant, among other things. Because an expectation of credit losses is embedded in the fair value estimate, there is no carryover of allowance for loan losses. See Note 4 – Loans for additional information regarding the acquisition.

Certain loans acquired were designated as purchased credit-impaired (“PCI”) loans. PCI loans are loans that have exhibited deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured. FHN considered several factors when determining whether a loan met the definition of a PCI loan at the time of acquisition including accrual status, loan grade, delinquency trends, pre-acquisition charge-offs, as well as both originated versus refreshed credit scores and ratios when available.

On December 31, 2016, the unpaid principal balance and the carrying value of PCI loans (inclusive of the franchise finance loan purchase and two previous bank acquisitions) were $49.9 million and $46.4 million, respectively.

Underwriting Policies and Procedures

The following sections describe each portfolio as well as general underwriting procedures for each. As economic and real estate conditions develop, enhancements to underwriting and credit policies and procedures may be necessary or desirable. Loan policies and procedures for all portfolios are reviewed by credit risk working groups

FIRST HORIZON NATIONAL CORPORATION

and management risk committees comprised of business line managers and credit administration professionals as well as by various other reviewing bodies within FHN. Policies and procedures are approved by key executive and/or senior managers leading the applicable credit risk working groups as well as by management risk committees. The credit risk working groups and management risk committees strive to ensure that the approved policies and procedures address the associated risks and establish reasonable underwriting criteria that appropriately mitigate risk. Policies and procedures are reviewed, revised and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review. In 2015, origination and underwriting policies and procedures were modified such that the total amount of credit FHN could make available to individual commercial borrowers was increased for borrowers within the strongest grade categories. Additionally, in 2016, borrower limits were generally increased for customers of our Mortgage Warehouse Lending line of business. These changes were approved by management risk committees and the Executive and Risk Committee of the Board in order to enhance and support loan growth while also minimizing incremental credit risk.

COMMERCIAL LOAN PORTFOLIOS

FHN’s commercial loan approval process grants lending authority based upon job description, experience, and performance. The lending authority is delegated to the business line (Market Managers, Departmental Managers, Regional Presidents, Relationship Managers (“RM”) and Portfolio Managers (“PM”)) and to Credit Risk Managers. While individual limits vary, the predominant amount of approval authority is vested with the Credit Risk Management function. Portfolio, industry, and borrower concentration limits for the various portfolios are established by executive management and approved by the Executive and Risk Committee of the Board.

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

FHN may utilize availability of guarantors/sponsors to support commercial lending decisions during the credit underwriting process and when determining the assignment of internal loan grades. Reliance on the guaranty as a viable secondary source of repayment is a function of an analysis proving capability to pay, factoring in, among other things, liquidity and direct/indirect cash flows. FHN also considers the volume and amount of guaranties provided for all global indebtedness and the likelihood of realization. FHN presumes a guarantor’s willingness to perform until there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guaranty. In FHN’s risk grading approach, it is deemed that financial support becomes necessary generally at a point when the loan would otherwise be graded substandard, reflecting a well-defined weakness. At that point, provided willingness and capacity to support are appropriately demonstrated, a strong, legally enforceable guaranty can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge-off that might otherwise be deemed appropriate.

C&I

The C&I portfolio was $12.1 billion on December 31, 2016, and is comprised of loans used for general business purposes and primarily composed of relationship customers in Tennessee and other selected markets. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit.

FIRST HORIZON NATIONAL CORPORATION

C&I loans are underwritten in accordance with a well-defined credit origination process. This process includes applying minimum underwriting standards as well as separation of origination and credit approval roles on transaction sizes over PM authorization limits. Underwriting typically includes due diligence of the borrower and the applicable industry of the borrower, analysis of the borrower’s available financial information, identification and analysis of the various sources of repayment and identification of the primary risk attributes. Stress testing the borrower’s financial capacity, adherence to loan documentation requirements, and assigning credit risk grades using internally developed scorecards are also used to help quantify the risk when appropriate. Underwriting parameters also include loan-to-value ratios (“LTVs”) which vary depending on collateral type, use of guaranties, loan agreement requirements, and other recommended terms such as equity requirements, amortization, and maturity. Approval decisions also consider various financial ratios and performance measures of the borrowers, such as cash flow and balance sheet leverage, liquidity, coverage of fixed charges, and working capital. Additionally, approval decisions consider the capital structure of the borrower, sponsorship, and quality/value of collateral. Generally, guideline and policy exceptions are identified and mitigated during the approval process. Pricing of C&I loans is based upon the determined credit risk specific to the individual borrower. These loans typically have variable rates tied to the London Inter-Bank Offered Rate (“LIBOR”) or the prime rate of interest plus or minus the appropriate margin.

The following table provides the composition of the C&I portfolio by industry as of December 31, 2016 and 2015. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (“NAICS”) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

Table 11  –  C&I Loan Portfolio by Industry

(Dollars in thousands)	December 31, 2016		December 31, 2015
	Amount	Percent	Amount	Percent

Industry:
Finance & insurance	$2,573,713	21%	$2,214,270	21%
Loans to mortgage companies	2,045,189	17	1,669,908	16
Accommodation & food service (a)	987,973	8	408,941	4
Health care & social assistance	893,629	7	737,243	7
Wholesale trade	826,226	7	803,993	8
Real estate rental & leasing (b)	769,457	6	741,739	7
Manufacturing	762,947	6	663,720	6
Transportation & warehousing	578,586	5	467,485	4
Public administration	565,119	5	609,930	6
Other (education, arts, entertainment, etc) (c)	2,145,248	18	2,119,161	21

Total C&I loan portfolio	$12,148,087	100%	$10,436,390	100%

Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Includes FHN’s franchise finance loans which increased approximately $535 million as a result of the GE Capital loan acquisition.

(b)	Leasing, rental of real estate, equipment, and goods.

(c)	Industries in this category each comprise less than 5 percent for 2016.

Industry Concentrations

Loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. 38 percent of FHN’s C&I portfolio (Finance and insurance plus Loans to mortgage companies) could be affected by items that uniquely impact the financial services industry. Except “Finance and Insurance” and “Loans to Mortgage Companies”, as discussed below, on December 31, 2016, FHN did not have any other concentrations of C&I loans in any single industry of 10 percent or more of total loans.

FIRST HORIZON NATIONAL CORPORATION

Finance and Insurance

The finance and insurance component represents 21 percent of the C&I portfolio and includes TRUPS (i.e., long-term unsecured loans to bank and insurance-related businesses), loans to bank holding companies, and asset-based lending to consumer finance companies. As of December 31, 2016, asset-based lending to consumer finance companies represents approximately $1.0 billion of the finance and insurance component.

TRUPS lending was originally extended as a form of “bridge” financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking (generally less than $15 billion in total assets) and insurance institutions through FHN’s fixed income business. Origination of TRUPS lending ceased in early 2008. Individual TRUPS are re-graded at least quarterly as part of FHN’s commercial loan review process. Typically, the terms of these loans include a prepayment option after a 5 year initial term, have a scheduled 30 year balloon payoff, and include an option to defer interest for up to 20 consecutive quarters. As of December 31, 2016 and 2015, one TRUP relationship was on interest deferral.

As of December 31, 2016, the unpaid principal balance (“UPB”) of trust preferred loans totaled $333.0 million ($206.7 million of bank TRUPS and $126.3 million of insurance TRUPS) with the UPB of other bank-related loans totaling $279.9 million. Inclusive of a valuation allowance on TRUPS of $25.5 million, total reserves (ALLL plus the valuation allowance) for TRUPS and other bank-related loans were $26.5 million or 4 percent of outstanding UPB.

Loans to Mortgage Companies

The balance of loans to mortgage companies was 17 percent of the C&I portfolio as of December 31, 2016, as compared to 16 percent of the C&I portfolio in 2015, and include balances related to both home purchase and refinance activity. This portfolio class, which generally fluctuates with mortgage rates and seasonal factors, includes commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Generally, lending to mortgage lenders increases when there is a decline in mortgage rates and decreases when rates rise.

C&I Asset Quality Trends

Overall, nearly all of the C&I portfolio trends remain strong in 2016, continuing in line with recent historical performance. The C&I ALLL increased $15.8 million from December 31, 2015, to $89.4 million as of December 31, 2016. The net increase in reserves is largely driven by loan growth but was somewhat offset by the favorable impact of lower loss rates as net charge-offs remain at historical lows. The allowance as a percentage of period-end loans increased to .74 percent as of December 31, 2016, from .71 percent as of December 31, 2015. Net charge-offs were $11.7 million in 2016 compared to $9.1 million 2015. Nonperforming C&I loans increased $6.4 million from December 31, 2015, to $32.7 million on December 31, 2016. The nonperforming loan (“NPL”) ratio increased 2 basis points from December 31, 2015, to .27 percent of C&I loans as of December 31, 2016. The 30+ delinquency ratio remained flat at .08 percent of C&I loans as of December 31, 2016. The following table shows C&I asset quality trends by segment.

FIRST HORIZON NATIONAL CORPORATION

Table 12  –  C&I Asset Quality Trends by Segment

(Dollars in thousands)	December 31
2016	2015	2014	2013	2012

Regional Bank

Period-end loans	$11,728,160	$10,014,752	$8,553,080	$7,431,430	$8,262,351
Nonperforming loans	28,619	22,793	20,627	43,691	70,083

Allowance for loan losses as of January 1	$72,213	$61,998	$72,310	$78,181	$101,373
Charge-offs	(18,196)	(17,994)	(14,832)	(22,274)	(29,898)
Recoveries	6,719	11,969	9,003	10,167	10,622
Provision/(provision credit) for loan losses	27,274	16,240	(4,483)	6,236	(3,916)
Allowance for loan losses as of December 31	$88,010	$72,213	$61,998	$72,310	$78,181

Accruing restructured loans	$20,151	$4,358	$19,214	$8,515	$12,254
Nonaccruing restructured loans	14,183	14,284	9,632	27,345	32,786

Total troubled debt restructurings (a)	$34,334	$18,642	$28,846	$35,860	$45,040

30+ Delinq. % (b)	0.08%	0.08%	0.05%	0.14%	0.23%
NPL %	0.24	0.23	0.24	0.59	0.85
Charge-offs %	0.11	0.07	0.08	0.17	0.27
Allowance / loans %	0.75%	0.72%	0.72%	0.97%	0.95%
Allowance / charge-offs	7.67	x	11.99	x	10.63	x	5.72	x	3.86	x

Non-Strategic

Period-end loans	$419,927	$421,638	$454,206	$492,146	$534,605
Nonperforming loans	4,117	3,520	11,983	36,068	52,517

Allowance for loan losses as of January 1	$1,424	$5,013	$14,136	$18,010	$29,040
Charge-offs	(264)	(4,412)	(5,660)	(662)	(989)
Recoveries	76	1,370	663	2,320	529
Provision/(provision credit) for loan losses	152	(547)	(4,126)	(5,532)	(10,570)
Allowance for loan losses as of December 31	$1,388	$1,424	$5,013	$14,136	$18,010

30+ Delinq. % (b)	-%	0.02%	0.05%	0.06%	-%
NPL %	0.98	0.83	2.64	7.33	9.82
Charge-offs %	0.04	0.69	1.07	NM	NM
Allowance / loans %	0.33%	0.34%	1.10%	2.87%	3.37%
Allowance / charge-offs	7.39	x	0.47	x	1.00	x	NM	NM

Consolidated

Period-end loans	$12,148,087	$10,436,390	$9,007,286	$7,923,576	$8,796,956
Nonperforming loans	32,736	26,313	32,610	79,759	122,600

Allowance for loan losses as of January 1	$73,637	$67,011	$86,446	$96,191	$130,413
Charge-offs	(18,460)	(22,406)	(20,492)	(22,936)	(30,887)
Recoveries	6,795	13,339	9,666	12,487	11,151
Provision/(provision credit) for loan losses	27,426	15,693	(8,609)	704	(14,486)
Allowance for loan losses as of December 31	$89,398	$73,637	$67,011	$86,446	$96,191

Accruing restructured loans	$20,151	$4,358	$19,214	$8,515	$12,254
Nonaccruing restructured loans	14,183	14,284	9,632	27,345	32,786

Total troubled debt restructurings	$34,334	$18,642	$28,846	$35,860	$45,040

30+ Delinq. % (b)	0.08%	0.08%	0.05%	0.13%	0.22%
NPL %	0.27	0.25	0.36	1.01	1.39
Charge-offs %	0.11	0.10	0.13	0.13	0.25
Allowance / loans %	0.74%	0.71%	0.74%	1.09%	1.09%
Allowance / charge-offs	7.66	x	8.12	x	6.19	x	8.27x	4.87	x

NM - Not meaningful.
Loans are expressed net of unearned income.

(a)	2012 balances within the non-strategic segment have been combined into the regional bank segment due to immateriality. Other years presented have a zero balance.

(b)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

Commercial Real Estate

The CRE portfolio was $2.1 billion on December 31, 2016. The CRE portfolio includes both financings for commercial construction and nonconstruction loans. This portfolio is segregated between the income-producing CRE class which contains loans, draws on lines and letters of credit to commercial real estate developers for the

FIRST HORIZON NATIONAL CORPORATION

construction and mini-permanent financing of income-producing real estate, and the residential CRE class. Subcategories of income CRE consist of multi-family (32 percent), retail (23 percent), office (15 percent), hospitality (14 percent), industrial (10 percent), land/land development (1 percent), and other (5 percent).

The residential CRE class includes loans to residential builders and developers for the purpose of constructing single-family homes, condominiums, and town homes. Active residential CRE lending has been minimal with nearly all new originations limited to tactical advances to facilitate workout strategies with existing clients and selected new transactions with “strategic” clients. FHN considers a “strategic” residential CRE borrower as a homebuilder within the regional banking footprint who remained profitable during the most recent down cycle.

Income CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed at least annually and revised as necessary based on market conditions. Loans are underwritten based upon project type, size, location, sponsorship, and other market-specific data. Generally, minimum requirements for equity, debt service coverage ratios (“DSCRs”), and level of pre-leasing activity are established based on perceived risk in each subcategory. Loan-to-value (value is defined as the lower of cost or market) limits are set below regulatory prescribed ceilings and generally range between 50 and 80 percent depending on underlying product set. Term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quality and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. Typically, a borrower must have at least 15 percent of cost invested in a project before FHN will fund loan dollars. Income properties are required to achieve a DSCR greater than or equal to 125 percent at inception or stabilization of the project based on loan amortization and a minimum underwriting interest rate. Some product types that possess a greater risk profile require a higher level of equity, as well as a higher DSCR threshold. A proprietary minimum underwriting interest rate is used to calculate compliance with underwriting standards. Generally, specific levels of pre-leasing must be met for construction loans on income properties. A global cash flow analysis is performed at the sponsor level. The majority of the portfolio is on a floating rate basis tied to appropriate spreads over LIBOR.

The credit administration and ongoing monitoring consists of multiple internal control processes. Construction loans are closed and administered by a centralized control unit. Underwriters and credit approval personnel stress the borrower’s/project’s financial capacity utilizing numerous attributes such as interest rates, vacancy, and discount rates. Key information is captured from the various portfolios and then stressed at the aggregate level. Results are utilized to assist with the assessment of the adequacy of the ALLL and to steer portfolio management strategies.

CRE Asset Quality Trends

The CRE portfolio had continued stable performance in 2016 with nonperforming loans down $5.9 million from a year ago, net recoveries in 2016, and minimal past due activity. The allowance increased $8.7 million from December 31, 2015, to $33.9 million as of December 31, 2016. The increase in allowance is primarily driven by loan growth as balances increased $460.6 million from a year ago and consideration of the current economic environment. Allowance as a percentage of loans increased 9 basis points from 2015 to 1.59 percent as of December 31, 2016. FHN recognized a net recovery of $.6 million in 2016 compared to net charge-offs of $1.7 million in 2015. Nonperforming loans as a percentage of total CRE loans improved 39 basis points from December 31, 2015 to .13 percent as of December 31, 2016. Accruing delinquencies as a percentage of period-end loans improved 26 basis points from December 31, 2015, to .01 percent as of December 31, 2016. The following table shows commercial real estate asset quality trends by segment.

FIRST HORIZON NATIONAL CORPORATION

Table 13  –  Commercial Real Estate Asset Quality Trends by Segment

(Dollars in thousands)	December 31
2016	2015	2014	2013	2012

Regional Bank

Period-end loans	$2,135,523	$1,674,871	$1,273,220	$1,124,131	$1,148,153
Nonperforming loans	2,776	8,684	14,571	15,146	39,746

Allowance for loan losses as of January 1	$25,159	$18,158	$9,873	$18,385	$48,990
Charge-offs	(1,371)	(3,441)	(3,331)	(3,021)	(16,375)
Recoveries	1,816	1,450	3,764	2,798	1,800
Provision/(provision credit) for loan losses	8,248	8,992	7,852	(8,289)	(16,030)
Allowance for loan losses as of December 31	$33,852	$25,159	$18,158	$9,873	$18,385

Accruing restructured loans	$1,736	$5,039	$4,588	$11,977	$11,477
Nonaccruing restructured loans	1,388	3,969	6,947	7,861	13,236

Total troubled debt restructurings	$3,124	$9,008	$11,535	$19,838	$24,713

30+ Delinq. % (a)	0.01%	0.27%	0.14%	0.91%	0.40%
NPL %	0.13	0.52	1.14	1.35	3.46
Charge-offs %	NM	0.14	NM	NM	1.08
Allowance / loans %	1.59%	1.50%	1.43%	0.88%	1.60%
Allowance / charge-offs	NM	12.63	x	NM	NM	1.35	x
Non-Strategic

Period-end loans	$-	$64	$4,497	$9,148	$20,082
Nonperforming loans	-	-	785	2,955	5,824

Allowance for loan losses as of January 1	$-	$416	$730	$1,612	$6,596
Charge-offs	-	(109)	(410)	(481)	(3,602)
Recoveries	111	426	386	1,477	2,675
Provision/(provision credit) for loan losses	(111)	(733)	(290)	(1,878)	(4,057)
Allowance for loan losses as of December 31	$-	$-	$416	$730	$1,612

Accruing restructured loans	$-	$-	$3,095	$3,274	$3,921
Nonaccruing restructured loans	-	-	568	906	2,606

Total troubled debt restructurings	$-	$-	$3,663	$4,180	$6,527

30+ Delinq. % (a)	-%	-%	-%	-%	-%
NPL %	-	-	17.47	32.30	29.00
Charge-offs %	NM	NM	0.41	NM	4.10
Allowance / loans %	-%	-%	9.25%	7.98%	8.03%
Allowance / charge-offs	NM	NM	16.43	x	NM	0.84	x

Consolidated

Period-end loans	$2,135,523	$1,674,935	$1,277,717	$1,133,279	$1,168,235
Nonperforming loans	2,776	8,684	15,356	18,101	45,570

Allowance for loan losses as of January 1	$25,159	$18,574	$10,603	$19,997	$55,586
Charge-offs	(1,371)	(3,550)	(3,741)	(3,502)	(19,977)
Recoveries	1,927	1,876	4,150	4,275	4,475
Provision/(provision credit) for loan losses	8,137	8,259	7,562	(10,167)	(20,087)
Allowance for loan losses as of December 31	$33,852	$25,159	$18,574	$10,603	$19,997

Accruing restructured loans	$1,736	$5,039	$7,683	$15,251	$15,398
Nonaccruing restructured loans	1,388	3,969	7,515	8,767	15,842

Total troubled debt restructurings	$3,124	$9,008	$15,198	$24,018	$31,240

30+ Delinq. % (a)	0.01%	0.27%	0.14%	0.90%	0.39%
NPL %	0.13	0.52	1.20	1.60	3.90
Charge-offs %	NM	0.12	NM	NM	1.19
Allowance / loans %	1.59%	1.50%	1.45%	0.94%	1.71%
Allowance / charge-offs	NM	15.03	x	NM	NM	1.29	x

NM–Not meaningful.
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

FIRST HORIZON NATIONAL CORPORATION

CONSUMER LOAN PORTFOLIOS

Consumer Real Estate

The consumer real estate portfolio was $4.5 billion on December 31, 2016, and is primarily composed of home equity lines and installment loans including restricted balances (loans consolidated under ASC 810). The largest geographical concentrations of balances as of December 31, 2016, are in Tennessee (69 percent) and California (5 percent) with no other state representing more than 3 percent of the portfolio. As of December 31, 2016, approximately 69 percent of the consumer real estate portfolio was in a first lien position. At origination, weighted average FICO score of this portfolio was 750 and refreshed FICO scores averaged 747 as of December 31, 2016, as compared to 747 and 743, respectively, as of December 31, 2015. As of December 31, 2016, approximately $1.3 billion, or 28 percent, of the consumer real estate portfolio consisted of stand-alone second liens while $.1 billion, or 3 percent, were owned or serviced by FHN. We obtain first lien performance information from third parties and through loss mitigation activities, and we place a stand-alone second lien loan on nonaccrual if we discover that there are performance issues with the first lien loan. Generally, performance of this portfolio is affected by life events that affect borrowers’ finances, the level of unemployment, and home prices.

Home equity lines of credit (“HELOCs”) comprise $1.7 billion of the consumer real estate portfolio as of December 31, 2016. FHN’s HELOCs typically have a 5 or 10 year draw period followed by a 10 or 20 year repayment period, respectively. During the draw period, a borrower is able to draw on the line and is only required to make interest payments. The line is automatically frozen if a borrower becomes 45 days or more past due on payments. Once the draw period has concluded, the line is closed and the borrower is required to make both principal and interest payments monthly until the loan matures. The principal payment generally is fully amortizing, but payment amounts will adjust when variable rates reset to reflect changes in the prime rate.

As of December 31, 2016, approximately 63 percent of FHN’s HELOCs are in the draw period, compared to 66 percent as of December 31, 2015. Based on when draw periods are scheduled to end per the line agreement, it is expected that $551.2 million, or 52 percent of HELOCs currently in the draw period, will have entered the repayment period during the next 60 months. Delinquencies and charge-off rates for HELOCs that have entered the repayment period are initially higher than HELOCs still in the draw period because of the increased minimum payment requirement; however, after some seasoning, performance of these loans usually begins to stabilize. The home equity lines of the consumer real estate portfolio are being monitored closely for those nearing the end of the draw period and borrowers are initially being contacted at least 24 months before the repayment period begins to remind the customer of the terms of their agreement and to inform them of options. The following table shows the HELOCs currently in the draw period and expected timing of conversion to the repayment period.

Table 14  –  HELOC Draw To Repayment Schedule

(Dollars in thousands)	December 31, 2016		December 31, 2015
	Repayment Amount	Percent	Repayment Amount	Percent

Months remaining in draw period:
0-12	$212,665	20%	$230,662	17%
13-24	127,662	12	262,788	19
25-36	73,331	7	159,599	12
37-48	68,768	6	88,629	6
49-60	68,792	7	85,624	6
>60	514,126	48	549,700	40

Total	$1,065,344	100%	$1,377,002	100%

Underwriting

For the majority of loans in this portfolio, underwriting decisions are made through a centralized loan underwriting center. To obtain a consumer real estate loan, the loan applicant(s) in most cases must first meet a minimum qualifying FICO score. Minimum FICO score requirements are established by management for both loans secured

FIRST HORIZON NATIONAL CORPORATION

by real estate as well as non-real estate loans. Management also establishes maximum loan amounts, loan-to-value ratios, and Debt-to-Income (“DTI”) ratios for each consumer real estate product. Applicants must have the financial capacity (or available income) to service the debt by not exceeding a calculated DTI ratio. The amount of the loan is limited to a percentage of the lesser of the current value or sales price of the collateral. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit Risk Management.

HELOC interest rates are variable and adjust with movements in the index rate stated in the loan agreement. Such loans can have elevated risks of default, particularly in a rising interest rate environment, potentially stressing borrower capacity to repay the loan at the higher interest rate. FHN’s current underwriting practice requires HELOC borrowers to qualify based on a fully indexed, fully amortized payment methodology. If the first mortgage loan is a non-traditional mortgage, the DTI calculation is based on a fully amortizing first mortgage payment. FHN’s underwriting guidelines require borrowers to qualify at an interest rate that is 200 basis points above the note rate. This mitigates risk to FHN in the event of a sharp rise in interest rates over a relatively short time horizon.

HELOC Portfolio Risk Management

FHN performs continuous HELOC account review processes in order to identify higher-risk home equity lines and initiate preventative and corrective actions. The reviews consider a number of account activity patterns and characteristics such as the number of times delinquent within recent periods, changes in credit bureau score since origination, score degradation, performance of the first lien, and account utilization. In accordance with FHN’s interpretation of regulatory guidance, FHN may block future draws on accounts in order to mitigate risk of loss to FHN.

Consumer Real Estate Asset Quality Trends

Overall, performance of the consumer real estate portfolio remained strong in 2016 as nearly all consolidated asset quality metrics improved from a year ago. Specifically, the regional bank’s asset quality metrics improved from a year ago. The non-strategic segment is a run-off portfolio and while the absolute dollars of delinquencies and nonaccruals mostly improved from a year ago, the 30+ accruing delinquencies and nonperforming loans ratios deteriorated and may become more skewed as the portfolio shrinks and some of the stronger borrowers payoff or refinance elsewhere. The ALLL decreased $30.3 million from December 31, 2015, to $50.4 million as of December 31, 2016, with 67 percent of the decline attributable to the non-strategic segment. The allowance as a percentage of loans was 1.11 percent as of December 31, 2016, compared to 1.69 percent as of December 31, 2015. The 58 basis point decline in the allowance as a percentage of loans is the result of continued run-off of the balances within the non-strategic portfolio, sustained levels of low net charge-offs, strong performance, and continued improvement/stabilization of property values. The balance of nonperforming loans was $82.8 million and $111.1 million as of December 31, 2016 and 2015, respectively. Loans delinquent 30 or more days and still accruing declined from $47.7 million as of December 31, 2015, to $42.1 million as of December 31, 2016. The portfolio realized a net recovery of $1.7 million in 2016 compared to a net charge-off of $6.2 million in 2015. The ratios of 30+ delinquency and NPLs as a percentage of loans within the nonstrategic segment have declined compared to 2015. The following table shows consumer real estate asset quality trends by segment.

FIRST HORIZON NATIONAL CORPORATION

Table 15  –  Consumer Real Estate Asset Quality Trends by Segment

(Dollars in thousands)	December 31
2016	2015	2014	2013	2012

Regional Bank

Period-end loans	$3,642,894	$3,515,459	$3,384,746	$3,278,365	$3,121,477
Nonperforming loans	18,865	23,935	28,953	27,939	20,991

Allowance for loan losses as of January 1	$29,108	$32,180	$31,474	$25,291	$31,047
Charge-offs	(5,346)	(8,414)	(10,780)	(10,261)	(21,419)
Recoveries	4,863	4,660	3,551	5,057	4,740
Provision/(provision credit) for loan losses	(9,615)	682	7,935	11,387	10,923
Allowance for loan losses as of December 31	$19,010	$29,108	$32,180	$31,474	$25,291

Accruing restructured loans	$36,784	$36,912	$40,841	$41,304	$40,425
Nonaccruing restructured loans	10,694	13,723	14,229	14,636	15,102

Total troubled debt restructurings	$47,478	$50,635	$55,070	$55,940	$55,527

30+ Delinq. % (a)	0.49%	0.52%	0.57%	0.65%	0.65%
NPL %	0.52	0.68	0.86	0.85	0.67
Charge-offs %	0.01	0.11	0.22	0.16	0.56
Allowance / loans %	0.52%	0.83%	0.95%	0.96%	0.81%
Allowance / charge-offs	39.42	x	7.76	x	4.45	x	6.05	x	1.52	x

Non-Strategic

Period-end loans	$880,858	$1,251,059	$1,663,325	$2,055,006	$2,567,226
Nonperforming loans	63,947	87,157	91,679	89,659	43,454

Allowance for loan losses as of January 1	$51,506	$80,831	$95,311	$103,658	$134,030
Charge-offs	(16,647)	(21,654)	(34,611)	(63,381)	(126,499)
Recoveries	18,856	19,235	19,273	16,303	13,030
Provision/(provision credit) for loan losses	(22,368)	(26,906)	858	38,731	83,097
Allowance for loan losses as of December 31	$31,347	$51,506	$80,831	$95,311	$103,658

Accruing restructured loans	$68,217	$67,942	$71,389	$83,459	$77,488
Nonaccruing restructured loans	37,765	47,107	46,766	31,023	26,985

Total troubled debt restructurings	$105,982	$115,049	$118,155	$114,482	$104,473

30+ Delinq. % (a)	2.76%	2.34%	2.17%	1.89%	2.23%
NPL %	7.26	6.97	5.51	4.36	1.69
Charge-offs %	NM	0.17	0.82	2.04	3.96
Allowance / loans %	3.56%	4.12%	4.86%	4.64%	4.04%
Allowance / charge-offs	NM	21.29	x	5.27	x	2.02	x	0.91	x

Consolidated

Period-end loans	$4,523,752	$4,766,518	$5,048,071	$5,333,371	$5,688,703
Nonperforming loans	82,812	111,092	120,632	117,598	64,445

Allowance for loan losses as of January 1	$80,614	$113,011	$126,785	$128,949	$165,077
Charge-offs	(21,993)	(30,068)	(45,391)	(73,642)	(147,918)
Recoveries	23,719	23,895	22,824	21,360	17,770
Provision/(provision credit) for loan losses	(31,983)	(26,224)	8,793	50,118	94,020
Allowance for loan losses as of December 31	$50,357	$80,614	$113,011	$126,785	$128,949

Accruing restructured loans	$105,001	$104,854	$112,230	$124,763	$117,913
Nonaccruing restructured loans	48,459	60,830	60,995	45,659	42,087

Total troubled debt restructurings	$153,460	$165,684	$173,225	$170,422	$160,000

30+ Delinq. % (a)	0.93%	1.00%	1.10%	1.13%	1.36%
NPL %	1.83	2.33	2.39	2.20	1.13
Charge-offs %	NM	0.13	0.43	0.95	2.23
Allowance / loans %	1.11%	1.69%	2.24%	2.38%	2.27%
Allowance / charge-offs	NM	13.06	x	5.01	x	2.42	x	0.99	x

NM - Not meaningful.
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

FIRST HORIZON NATIONAL CORPORATION

Permanent Mortgage

The permanent mortgage portfolio was $.4 billion on December 31, 2016. This portfolio is primarily composed of jumbo mortgages and one-time-close (“OTC”) completed construction loans in the non-strategic segment that were originated through legacy businesses. In 2015 and 2016, the regional banking segment primarily includes recently acquired mortgage loans associated with FHN’s CRA initiatives. The corporate segment includes loans that were previously included in off-balance sheet proprietary securitization trusts. These loans were brought back into the loan portfolios at fair value through the execution of cleanup calls due to the relatively small balances left in the securitization and should continue to run-off. Approximately 25 percent of loan balances as of December 31, 2016, are in California, but the remainder of the portfolio is somewhat geographically diverse. Non-strategic and corporate segment run-off contributed to a majority of the $31.0 million net decrease in permanent mortgage period-end balances from December 31, 2015 to December 31, 2016.

The permanent mortgage portfolios within the non-strategic and corporate segments are run-off portfolios. As a result, asset quality metrics may become skewed as the portfolio shrinks and some of the stronger borrowers payoff or refinance elsewhere. The ALLL decreased $2.7 million as of December 31, 2016, from $18.9 million as of December 31, 2015. TDR reserves (which are estimates of losses for the expected life of the loan) are within the non-strategic segment and comprise 77 percent of the ALLL for the permanent mortgage portfolio as of December 31, 2016. Consolidated accruing delinquencies as a percentage of total loans increased 25 basis points from prior year to 2.36 percent as of December 31, 2016. Nonperforming loans declined $4.5 million to $27.2 million as of December 31, 2016. The portfolio realized a net recovery of $.8 million in 2016 compared to net charge-offs of $1.5 million in 2015. The following table shows permanent mortgage asset quality trends by segment.

FIRST HORIZON NATIONAL CORPORATION

Table 16  –  Permanent Mortgage Asset Quality Trends by Segment

(Dollars in thousands)	December 31
	2016	2015		2014		2013		2012

Regional Bank

Period-end loans (a)	$76,973	$21,162		$10,852		$12,623		$16,125
Nonperforming loans	393	443		503		535		1,000

Allowance for loan losses as of January 1	$140	$167		$245		$117		$166
Charge-offs	-	(14)		(19)		-		-
Recoveries	-	-		-		-		-
Provision/(provision credit) for loan losses	1,075	(13)		(59)		128		(49)
Allowance for loan losses as of December 31	$1,215	$140		$167		$245		$117

Accruing restructured loans	$563	$720		$1,254		$597		$-
Nonaccruing restructured loans	315	364		-		466		916

Total troubled debt restructurings	$878	$1,084		$1,254		$1,063		$916

30+ Delinq. % (b)	0.72%	2.08%		5.75%		7.77%		3.03%
NPL %	0.51	2.09		4.64		4.23		6.20
Charge-offs %	-	0.14		0.16		-		-
Allowance / loans %	1.58%	0.66%		1.54%		1.94%		0.73%
Allowance / charge-offs	NM	9.96	x	8.88	x	NM		NM

Corporate

Period-end loans	$71,380	$97,450		$135,538		$174,621		$180,034
Nonperforming loans	1,186	1,677		3,045		4,598		1,915

Allowance for loan losses as of December 31 (c)	N/A	N/A		N/A		N/A		N/A

Accruing restructured loans	$3,792	$3,992		$5,494		$2,691		$-
Nonaccruing restructured loans	-	-		-		204		2,177

Total troubled debt restructurings	$3,792	$3,992		$5,494		$2,895		$2,177

30+ Delinq. % (b)	4.37%	2.92%		2.32%		2.34%		1.83%
NPL %	1.66	1.72		2.25		2.63		1.06
Allowance / loans % (c)	N/A	N/A		N/A		N/A		N/A

Non-Strategic

Period-end loans	$274,772	$335,511		$392,571		$474,998		$569,424
Nonperforming loans	25,602	29,532		30,530		33,038		29,806

Allowance for loan losses as of January 1	$18,807	$18,955		$22,246		$24,811		$26,028
Charge-offs	(1,591)	(3,127)		(5,872)		(9,934)		(13,604)
Recoveries	2,403	1,687		2,314		2,473		3,024
Provision/(provision credit) for loan losses	(4,545)	1,292		267		4,896		9,363
Allowance for loan losses as of December 31	$15,074	$18,807		$18,955		$22,246		$24,811

Accruing restructured loans	$71,896	$78,719		$84,701		$94,532		$97,501
Nonaccruing restructured loans	17,360	18,666		22,010		22,968		20,330

Total troubled debt restructurings	$89,256	$97,385		$106,711		$117,500		$117,831

30+ Delinq. % (b)	2.29%	1.88%		1.40%		2.59%		2.40%
NPL %	9.32	8.80		7.78		6.96		5.23
Charge-offs %	NM	0.40		0.83		1.42		1.71
Allowance / loans %	5.49%	5.61%		4.83%		4.68%		4.36%
Allowance / charge-offs	NM	13.07	x	5.32	x	2.98	x	2.34	x

Consolidated

Period-end loans	$423,125	$454,123		$538,961		$662,242		$765,583
Nonperforming loans	27,181	31,652		34,078		38,171		32,721

Allowance for loan losses as of January 1	$18,947	$19,122		$22,491		$24,928		$26,194
Charge-offs	(1,591)	(3,141)		(5,891)		(9,934)		(13,604)
Recoveries	2,403	1,687		2,314		2,473		3,024
Provision/(provision credit) for loan losses	(3,470)	1,279		208		5,024		9,314
Allowance for loan losses as of December 31	$16,289	$18,947		$19,122		$22,491		$24,928

Accruing restructured loans	$76,251	$83,431		$91,449		$97,820		$97,501
Nonaccruing restructured loans	17,675	19,030		22,010		23,638		23,423

Total troubled debt restructurings	$93,926	$102,461		$113,459		$121,458		$120,924

30+ Delinq. % (b)	2.36%	2.11%		1.72%		2.62%		2.28%
NPL %	6.42	6.97		6.32		5.76		4.27
Charge-offs %	NM	0.30		0.60		1.00		1.33
Allowance / loans %	3.85%	4.17%		3.55%		3.40%		3.26%
Allowance / charge-offs	NM	13.04	x	5.34	x	3.01	x	2.36	x

NM - Not meaningful.

Loans are expressed net of unearned income.

(a)	The increase in Regional Bank is primarily due to FHN’s CRA initiatives.

(b)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

(c)	An allowance has not been established for these loans as the valuation adjustment taken upon exercise of clean-up calls included expected losses.

FIRST HORIZON NATIONAL CORPORATION

Credit Card and Other

The credit card and other portfolio, which is primarily within the regional banking segment, was $.4 billion as of December 31, 2016, and primarily includes credit card receivables, other consumer-related credits, and automobile loans. The allowance increased to $12.2 million as of December 31, 2016, from $11.9 million as of December 31, 2015. In 2016, FHN recognized $10.6 million of net charge-offs in the credit card and other portfolio, compared to $12.8 million in 2015. Loans 30 days or more delinquent and accruing as a percentage of loans increased 9 basis points from December 31, 2015, to 1.17 percent as of December 31, 2016. The following table shows credit card and other asset quality trends by segment.

FIRST HORIZON NATIONAL CORPORATION

Table 17  –  Credit Card and Other Asset Quality Trends by Segment

	December 31
(Dollars in thousands)	2016		2015		2014		2013		2012

Regional Bank

Period-end loans	$351,198		$344,405		$345,859		$320,607		$270,874
Nonperforming loans	-		620		-		12		14

Allowance for loan losses as of January 1	$10,966		$14,310		$7,125		$6,235		$6,215
Charge-offs	(13,983)		(15,542)		(13,781)		(10,533)		(10,868)
Recoveries	3,297		3,555		3,026		2,421		2,713
Provision/(provision credit) for loan losses	11,715		8,643		17,940		9,002		8,175
Allowance for loan losses as of December 31	$11,995		$10,966		$14,310		$7,125		$6,235

Accruing restructured loans	$274		$314		$406		$370		$574
Nonaccruing restructured loans	-		-		-		-		-

Total troubled debt restructurings	$274		$314		$406		$370		$574

30+ Delinq. % (a)	1.16%		1.07%		1.38%		1.30%		1.36%
NPL %	-		0.18		-		-		0.01
Charge-offs %	3.05		3.51		3.22		2.73		3.13
Allowance / loans %	3.42%		3.18%		4.14%		2.22%		2.30%
Allowance / charge-offs	1.12	x	0.91	x	1.33	x	0.88	x	0.76	x

Non-Strategic

Period-end loans	$7,835		$10,131		$12,272		$15,999		$18,231
Nonperforming loans	142		737		763		1,385		1,684

Allowance for loan losses as of January 1	$919		$420		$359		$663		$866
Charge-offs	(241)		(1,149)		(1,150)		(871)		(1,756)
Recoveries	324		298		105		248		489
Provision/(provision credit) for loan losses	(825)		1,350		1,106		319		1,064
Allowance for loan losses as of December 31	$177		$919		$420		$359		$663

Accruing restructured loans	$32		$63		$127		$175		$244
Nonaccruing restructured loans	-		-		-		-		-

Total troubled debt restructurings	$32		$63		$127		$175		$244

30+ Delinq. % (a)	1.73%		1.47%		2.48%		2.33%		2.82%
NPL %	1.82		7.28		6.22		8.66		9.23
Charge-offs %	NM		7.75		7.37		3.68		6.42
Allowance/loans %	2.26%		9.07%		3.43%		2.25%		3.64%
Allowance/charge-offs	NM		1.08	x	0.40	x	0.58	x	0.52	x

Consolidated

Period-end loans	$359,033		$354,536		$358,131		$336,606		$289,105
Nonperforming loans	142		1,357		763		1,397		1,698

Allowance for loan losses as of January 1	$11,885		$14,730		$7,484		$6,898		$7,081
Charge-offs	(14,224)		(16,691)		(14,931)		(11,404)		(12,624)
Recoveries	3,621		3,853		3,131		2,669		3,202
Provision/(provision credit) for loan losses	10,890		9,993		19,046		9,321		9,239
Allowance for loan losses as of December 31	$12,172		$11,885		$14,730		$7,484		$6,898

Accruing restructured loans	$306		$377		$533		$545		$818
Nonaccruing restructured loans	-		-		-		-		-

Total troubled debt restructurings	$306		$377		$533		$545		$818

30+ Delinq. % (a)	1.17%		1.08%		1.42%		1.35%		1.45%
NPL %	0.04		0.38		0.21		0.42		0.59
Charge-offs %	2.95		3.64		3.39		2.78		3.36
Allowance / loans %	3.39%		3.35%		4.11%		2.22%		2.39%
Allowance / charge-offs	1.15	x	0.93	x	1.25	x	0.86	x	0.73	x

NM - Not meaningful.

Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

FIRST HORIZON NATIONAL CORPORATION

Allowance for Loan Losses

Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The total allowance for loan losses decreased 4 percent to $202.1 million on December 31, 2016, from $210.2 million on December 31, 2015. The ALLL as of December 31, 2016, reflects loan growth within the regional bank, strong asset quality with the consumer real estate portfolio continuing to stabilize, declining non-strategic balances, and the moderation of the pace of improvement from a year ago. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to 1.03 percent on December 31, 2016, from 1.19 percent on December 31, 2015.

The provision for loan losses is the charge to earnings necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. The provision for loan losses increased to $11.0 million in 2016 from $9.0 million in 2015.

FHN expects asset quality trends to remain relatively stable for the near term if the slow growth of the economy continues. The C&I portfolio is expected to continue to show stable trends but short-term variability (both positive and negative) is possible primarily due to the size of the credits within this portfolio. The CRE portfolio metrics should be relatively consistent as FHN expects stable property values over the near term; however, oversupply of any CRE product type, changes in the lending environment, or economic uncertainty could result in decreased property values (which could happen abruptly). The remaining non-strategic consumer real estate and permanent mortgage portfolios should continue to steadily wind down. Asset quality metrics within non-strategic may become skewed as the portfolio continues to shrink. Continued stabilization in performance of the consumer real estate portfolio assumes an ongoing economic recovery as consumer delinquency and loss rates are correlated with unemployment trends and strength of the housing market.

Consolidated Net Charge-offs

Overall, net charge-offs continue to be at historical lows. Net charge-offs decreased $12.0 million from 2015 to $19.2 million in 2016. The ALLL was 10.54 times net charge-offs for 2016 compared with 6.74 times net charge-offs for 2015.

The decline in consolidated net charge-offs was driven by the consumer portfolio which declined $12.4 million from 2015. The decline in consumer net charge-offs was largely driven by the consumer real estate portfolio as gross charge-offs have been lower but also due to overall improvement within the portfolio. Permanent mortgage net charge-offs declined $2.3 million in 2016 while credit card and other net charge-offs declined $2.2 million from a year ago. These declines were partially offset by a slight increase of $.4 million in total commercial net charge-offs.

FIRST HORIZON NATIONAL CORPORATION

The following table provides consolidated asset quality information for the years 2012 through 2016:

Table 18  –  Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	2016		2015		2014		2013		2012

Allowance for loan losses:
Beginning balance	$210,242		$232,448		$253,809		$276,963		$384,351
Provision for loan losses	11,000		9,000		27,000		55,000		78,000
Charge-offs:
Commercial, financial, and industrial	18,460		22,406		20,492		22,936		30,887
Commercial real estate	1,371		3,550		3,741		3,502		19,977
Consumer real estate	21,993		30,068		45,391		73,642		147,918
Permanent mortgage	1,591		3,141		5,891		9,934		13,604
Credit card and other	14,224		16,691		14,931		11,404		12,624

Total charge-offs	57,639		75,856		90,446		121,418		225,010

Recoveries:
Commercial, financial, and industrial	6,795		13,339		9,666		12,487		11,151
Commercial real estate	1,927		1,876		4,150		4,275		4,475
Consumer real estate	23,719		23,895		22,824		21,360		17,770
Permanent mortgage	2,403		1,687		2,314		2,473		3,024
Credit card and other	3,621		3,853		3,131		2,669		3,202

Total recoveries	38,465		44,650		42,085		43,264		39,622

Net charge-offs	19,174		31,206		48,361		78,154		185,388

Ending balance	$202,068		$210,242		$232,448		$253,809		$276,963

Reserve for unfunded commitments	5,312		5,926		4,770		3,017		4,145
Total of allowance for loan losses and reserve for unfunded commitments	$207,380		$216,168		$237,218		$256,826		$281,108

Loans and commitments:
Total period end loans, net of unearned income	$19,589,520		$17,686,502		$16,230,166		$15,389,074		$16,708,582

Remaining unfunded commitments	$8,744,649		$7,903,294		$7,231,879		$7,469,553		$7,993,218

Average loans, net of unearned income	$18,303,870		$16,624,439		$15,520,972		$15,726,374		$16,205,403

Reserve Rates
Total commercial loans
Allowance/loans %	0.86%		0.82%		0.83%		1.07%		1.17%
Period End Loans % of Total Loans	73		68		63		59		60
Consumer real estate
Allowance/loans %	1.11		1.69		2.24		2.38		2.27
Period End Loans % of Total Loans	23		27		31		35		34
Permanent mortgage
Allowance/loans %	3.85		4.17		3.55		3.40		3.26
Period End Loans % of Total Loans	2		3		3		4		4
Credit card and other
Allowance/loans %	3.39		3.35		4.11		2.22		2.39
Period End Loans % of Total Loans	2		2		2		2		2
Allowance and net charge-off ratios
Allowance to total loans %	1.03		1.19		1.43		1.65		1.66
Net charge-offs to average loans %	0.10		0.19		0.31		0.50		1.14
Allowance to net charge-offs	10.54	x	6.74	x	4.81	x	3.25	x	1.49	x

FIRST HORIZON NATIONAL CORPORATION

Nonperforming Assets

Nonperforming loans are loans placed on nonaccrual if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance due to insufficient collateral value and past due status, or on a case-by-case basis if FHN continues to receive payments, but there are other borrower-specific issues. Included in nonaccruals are loans in which FHN continues to receive payments, including residential real estate loans where the borrower has been discharged of personal obligation through bankruptcy and second liens, regardless of delinquency status, behind first liens that are 90 or more days past due, are bankruptcies, or are TDRs. These, along with foreclosed real estate, excluding foreclosed real estate from government insured mortgages, represent nonperforming assets (“NPAs”).

Total nonperforming assets (including NPLs HFS) decreased to $164.6 million on December 31, 2016, from $211.9 million on December 31, 2015. The nonperforming assets ratio (nonperforming assets excluding NPLs HFS to total period-end loans plus foreclosed real estate and other assets) decreased to .80 percent in 2016 from 1.15 percent in 2015 due to a 55 percent decrease in foreclosed real estate (excluding foreclosed real estate from government insured mortgages) and a 19 percent decline in portfolio nonperforming loans from December 31, 2015 to December 31, 2016. Portfolio nonperforming loans declined $33.5 million from December 31, 2015 to $145.6 million on December 31, 2016. The decline in nonperforming loans was primarily driven by a decrease within the consumer real estate portfolio. Consolidated nonperforming consumer real estate loans decreased $28.3 million in 2016 from $111.1 million in 2015. This decrease was largely driven by performing troubled debt restructurings (“TDRs”) returning to accrual status combined with a decline in balances of second-lien loans behind delinquent first-lien loans.

The ratio of the ALLL to NPLs in the loan portfolio was 1.39 times in 2016 compared to 1.17 times in 2015, driven by lower nonperforming loans. Certain nonperforming loans in both the commercial and consumer portfolios are deemed collateral-dependent and are charged down to an estimate of collateral value less costs to sell. Because loss content has been recognized through a partial charge-off, typically reserves are not recorded.

Table 19  –  Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures (a)

(Dollars in thousands)	December 31
	2016		2015		2014		2013		2012

Commercial:
Commercial, financial, and industrial	$32,736		$26,313		$32,610		$79,759		$122,600
Commercial real estate	2,776		8,684		15,356		18,101		45,570

Total commercial	35,512		34,997		47,966		97,860		168,170

Consumer:
Consumer real estate	82,812		111,092		120,632		117,598		64,445
Permanent mortgage	27,181		31,652		34,078		38,171		32,721
Credit card & other (b)	142		1,357		763		1,397		1,698

Total consumer	110,135		144,101		155,473		157,166		98,864

Total nonperforming loans (c) (d)	145,647		179,098		203,439		255,026		267,034

Nonperforming loans held-for-sale (d)	7,741		7,846		7,643		61,139		51,385
Foreclosed real estate and other assets	11,235		24,977		30,430		45,753		41,767
Foreclosed real estate from GNMA loans	5,002		8,086		9,492		25,809		18,923

Total foreclosed real estate and other assets	16,237		33,063		39,922		71,562		60,690

Total nonperforming assets (d) (e)	$164,623		$211,921		$241,512		$361,918		$360,186

Troubled debt restructurings (f):
Accruing restructured loans	$203,445		$198,059		$231,109		$246,894		$243,884
Nonaccruing restructured loans (d) (g)	81,705		98,113		100,152		105,409		114,138

Total troubled debt restructurings (f)	$285,150		$296,172		$331,261		$352,303		$358,022

Ratios:
Allowance to nonperforming loans in the loan portfolio (d)	1.39	x	1.17	x	1.14	x	1.00	x	1.04	x

(a)

Balances do not include PCI loans even though the customer may be contractually past due. PCI loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the loan.

(b)	Nonperforming loans in this category are primarily one-time-close construction loans.

(c)	Under the original terms of the loans, estimated interest income would have been approximately $8 million, $9 million, and $10 million during 2016, 2015 and 2014, respectively.

(d)	Excludes loans that are 90 or more days past due and still accruing interest.

(e)	Balances do not include PCI loans or government-insured foreclosed real estate.

(f)	Excludes TDRs that are classified as held-for-sale nearly all of which are accounted for under the fair value option.

(g)	Amounts also included in nonperforming loans above.

FIRST HORIZON NATIONAL CORPORATION

The following table provides nonperforming assets by business segment:

Table 20  –  Nonperforming Assets by Segment

(Dollars in thousands)	December 31
	2016	2015	2014	2013	2012

Nonperforming loans (a) (b)
Regional bank	$51,839	$58,152	$67,699	$91,922	$133,749
Non-strategic	93,808	120,946	135,740	163,104	133,285

Consolidated	$145,647	$179,098	$203,439	$255,026	$267,034

Foreclosed real estate (c)

Regional bank	$5,081	$16,298	$20,451	$28,806	$13,726
Non-strategic	6,154	8,679	9,979	16,947	28,041

Consolidated	$11,235	$24,977	$30,430	$45,753	$41,767

Nonperforming Assets (a) (b) (c)

Regional bank	$56,920	$74,450	$88,150	$120,727	$147,475
Non-strategic	99,962	129,625	145,719	180,052	161,326

Consolidated	$156,882	$204,075	$233,869	$300,779	$308,801

NPL %

Regional bank	0.29%	0.36%	0.48%	0.74%	1.03%
Non-strategic	5.92%	5.99%	5.37%	5.35%	3.59%

Consolidated	0.74%	1.01%	1.25%	1.66%	1.60%

NPA % (d)
Regional bank	0.32%	0.47%	0.64%	0.98%	1.13%
Non-strategic	6.29%	6.39%	5.74%	5.88%	4.32%

Consolidated	0.80%	1.15%	1.44%	1.95%	1.84%

(a)	Excludes loans that are 90 or more days past due and still accruing interest.

(b)	Excludes loans classified as held-for-sale.

(c)

Excludes foreclosed real estate and receivables related to government insured mortgages of $6.6 million, $9.0 million, $9.5 million, $25.8 million, and $18.9 million during 2016, 2015, 2014, 2013, and 2012, respectively.

(d)	Ratio is non-performing assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

Table 21 provides an activity rollforward of foreclosed real estate balances for December 31, 2016 and 2015. The balance of foreclosed real estate, exclusive of inventory from government insured mortgages, decreased to $11.2 million as of December 31, 2016, from $25.0 million as of December 31, 2015 as FHN has executed sales of existing foreclosed assets and continued efforts to avoid foreclosures by restructuring loans and working with borrowers. Additionally, property values have stabilized which also affect the balance of foreclosed real estate.

Table 21  –  Rollforward of Foreclosed Real Estate

(Dollars in thousands)	2016	2015

Beginning balance, January 1 (a)	$24,977	$30,430
Valuation adjustments	(2,041)	(2,868)
New foreclosed property	9,347	12,530
Acquired foreclosed property	-	923
Disposals:
Single transactions	(21,048)	(16,038)

Ending balance, December 31 (a)	$11,235	$24,977

(a)	Excludes foreclosed real estate and receivables related to government insured mortgages of $6.6 million and $9.0 million as of December 31, 2016 and 2015, respectively.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio that are 90 days or more past due and still accruing were $23.4 million on December 31, 2016, compared to $23.3 million on December 31, 2015. Loans 30 to 89 days

FIRST HORIZON NATIONAL CORPORATION

past due decreased to $42.6 million on December 31, 2016, from $50.9 million on December 31, 2015. The decrease was largely driven by the commercial real estate and consumer real estate portfolios.

Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower’s ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the OCC for loans classified as substandard. Potential problem assets in the loan portfolio, which includes loans past due 90 days or more and still accruing, were $290.4 million on December 31, 2016, $255.4 million on September 30, 2016, and $208.7 million on December 31, 2015. The linked-quarter and year-over-year increase in potential problem assets was due to an increase in classified commercial loans driven by a few credits. The current expectation of losses from potential problem assets has been included in management’s analysis for assessing the adequacy of the allowance for loan losses.

Table 22  –  Accruing Delinquencies and Other Credit Disclosures

(Dollars in thousands)	December 31
	2016	2015	2014	2013	2012

Loans past due 90 days or more and still accruing (a) (b):
Commercial:
Commercial, financial, and industrial	$257	$1,083	$770	$1,810	$422
Commercial real estate	-	161	115	1,078	-

Total commercial	257	1,244	885	2,888	422

Consumer:
Consumer real estate	16,110	16,668	16,695	21,484	30,403
Permanent mortgage	5,428	3,991	5,640	6,129	9,592
Credit card & other	1,590	1,398	2,025	1,763	1,833

Total consumer	23,128	22,057	24,360	29,376	41,828

Total loans past due 90 days or more and still accruing (a) (b)	$23,385	$23,301	$25,245	$32,264	$42,250

Loans 30 to 89 days past due	$42,570	$50,896	$50,531	$70,298	$80,893
Loans 30 to 89 days past due – guaranteed (c)	89	-	175	187	47
Loans held-for-sale 30 to 89 days past due	6,462	7,133	6,895	14,538	15,333
Loans held-for-sale 30 to 89 days past due – guaranteed portion (c)	6,248	7,133	6,013	11,660	12,986
Loans held-for-sale 90 days past due (b)	14,868	17,230	25,455	37,599	34,002
Loans held-for-sale 90 days past due – guaranteed portion (b) (c)	14,657	17,131	24,255	35,118	31,699
Potential problem assets (d)	$290,354	$208,706	$267,797	$343,359	$496,308

(a)	Excludes loans classified as held-for-sale.

(b)	Amounts are not included in nonperforming/nonaccrual loans.

(c)	Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.

(d)	Includes past due loans.

Troubled Debt Restructuring and Loan Modifications

As part of FHN’s ongoing risk management practices, FHN attempts to work with borrowers when appropriate to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. In a situation where an economic concession has been granted to a borrower that is experiencing financial difficulty, FHN identifies and reports that loan as a Troubled Debt Restructuring (“TDR”). See Note 4 – Loans for further discussion regarding TDRs and loan modifications.

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

FIRST HORIZON NATIONAL CORPORATION

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

Consumer Loan Modifications

FHN does not currently participate in any of the loan modification programs sponsored by the U.S. government but does generally structure modified consumer loans using the parameters of the former Home Affordable Modification Program (“HAMP”). Generally, a majority of loans modified under any such proprietary programs are classified as TDRs.

Within the HELOC and R/E installment loans classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt-to-income ratio. After 5 years, the interest rate generally returns to the original interest rate prior to modification; for certain modifications, the modified interest rate increases 2 percent per year until the original interest rate prior to modification is achieved. Permanent mortgage TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 2 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt-to-income ratio. After 5 years, the interest rate steps up 1 percent every year until it reaches the Federal Home Loan Mortgage Corporation Weekly Survey Rate cap. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

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

On December 31, 2016 and 2015, FHN had $285.2 million and $296.2 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $44.9 million and $50.1 million, or 16 percent of TDR balances, as of December 31, 2016 and 17 percent as of December 31, 2015, respectively. Additionally, FHN had $69.3 million and $71.5 million of HFS loans classified as TDRs as of December 31, 2016 and 2015, respectively. Total held-to-maturity TDRs decreased by $11.0 million with the majority of the decline attributable to consumer real estate and permanent mortgage loans partially offset by an increase in C&I. Generally, the volume of new TDRs, particularly within the consumer real estate and permanent mortgage portfolios, has substantially declined.

FIRST HORIZON NATIONAL CORPORATION

The following table provides a summary of TDRs for the periods ended December 31, 2016 and 2015:

Table 23  –  Troubled Debt Restructurings

(Dollars in thousands)	As of December 31, 2016	As of December 31, 2015

Held-to-maturity:
Permanent mortgage:
Current	$73,500	$79,501
Delinquent	2,751	3,930
Non-accrual (a)	17,675	19,030

Total permanent mortgage	93,926	102,461

Consumer real estate:
Current	100,383	100,638
Delinquent	4,618	4,216
Non-accrual (b)	48,459	60,830

Total consumer real estate	153,460	165,684

Credit card and other:
Current	288	361
Delinquent	18	16
Non-accrual	-	-

Total credit card and other	306	377

Commercial loans:
Current	21,887	9,397
Delinquent	-	-
Non-accrual	15,571	18,253

Total commercial loans	37,458	27,650

Total held-to-maturity	$285,150	$296,172
Held-for-sale:
Current	$46,625	$49,847
Delinquent	16,436	18,021
Non-accrual	6,283	3,664

Total held-for-sale	69,344	71,532

Total troubled debt restructurings	$354,494	$367,704

(a)	Balances as of December 31, 2016 and 2015, include $5.3 million and $4.8 million, respectively, of discharged bankruptcies.

(b)	Balances as of December 31, 2016 and 2015, include $15.3 million and $15.1 million, respectively, of discharged bankruptcies.

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

FIRST HORIZON NATIONAL CORPORATION

4.

Independent Assurance Functions: Internal Audit, Credit Assurance Services (“CAS”), and Model Validation provide an independent and objective assessment of the design and execution of the Company’s internal control system, including management processes, risk governance, and policies and procedures. These groups’ activities are designed to provide reasonable assurance that risks are appropriately identified and communicated; resources are safeguarded; significant financial, managerial, and operating information is complete, accurate, and reliable; and employee actions are in compliance with the Company’s policies and applicable laws and regulations. Internal Audit and CAS report to the Chief Audit Executive, who is appointed by and reports to the Audit Committee of the Board. Internal Audit reports quarterly to the Audit Committee of the Board, while CAS reports quarterly to the Executive & Risk Committee of the Board. Model Validation reports to the Chief Risk Officer and reports annually to the Audit Committee of the Board.

MARKET RISK MANAGEMENT

Market risk is the risk that changes in market conditions will adversely impact the value of assets or liabilities, or otherwise negatively impact FHN’s earnings. Market risk is inherent in the financial instruments associated with FHN’s operations, primarily trading activities within FHN’s fixed income segment, but also through non-trading activities which are primarily affected by interest rate risk that is managed by the Asset Liability Committee (“ALCO”) within FHN.

FHN is exposed to market risk related to the trading securities inventory maintained by its Fixed Income division in connection with its fixed income distribution activities. Market risk is the risk of loss in the value of the fixed income trading securities inventory due to changes in market prices. Various types of securities inventory positions are procured for distribution to customers by the sales staff. When these securities settle on a delayed basis, they are considered forward contracts. Refer to the “Determination of Fair Value – Trading securities and trading liabilities” section of Note 24 – Fair Value of Assets & Liabilities beginning on page 161 of this report, which section is incorporated into MD&A by this reference.

FHN’s market risk appetite is approved by the Executive and Risk Committee of the Board of Directors and executed through management policies and procedures of ALCO and the FTN Financial Risk Committee. These policies contain various market risk limits including, for example, overall balance sheet size limits for Fixed Income, VaR limits for the trading securities inventory, and individual position limits and sector limits for products with credit risk, among others. Risk measures are computed and reviewed on a daily basis to ensure compliance with market risk management policies.

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

A summary of FHN’s VaR and SVaR measures for 1-day and 10-day time horizons is as follows:

Table 24  –  VaR and SVaR Measures

(Dollars in thousands)	Year Ended December 31, 2016			As of December 31, 2016
	Mean	High	Low

1-day
VaR	$821	$1,745	$393	$932
SVaR	3,643	5,789	1,748	2,830
10-day
VaR	2,088	5,852	751	2,136
SVaR	11,671	18,483	3,263	6,443

FIRST HORIZON NATIONAL CORPORATION

(Dollars in thousands)	Year Ended December 31, 2015			As of December 31, 2015
	Mean	High	Low

1-day
VaR	$664	$1,174	$384	$498
SVaR	3,184	5,727	1,628	2,263
10-day
VaR	1,788	3,452	742	990
SVaR	10,122	16,677	4,094	4,645

FHN’s overall VaR measure includes both interest rate risk and credit spread risk. Separate measures of these component risks are as follows:

Table 25  –  Schedule of Risks Included in VaR

(Dollars in Thousands)	As of December 31, 2016		As of December 31, 2015
	1-day	10-day	1-day	10-day

Interest rate risk	$917	$1,771	$451	$553
Credit spread risk	537	1,391	443	841

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

FIRST HORIZON NATIONAL CORPORATION

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

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk to earnings or capital arising from movement in interest rates. ALCO is responsible for overseeing the management of existing and emerging interest rate risk in the company within risk tolerances established by the Board. FHN primarily manages interest rate risk by structuring the balance sheet to maintain a desired level of associated earnings, thereby preserving the value of FHN’s capital.

Net interest income and the financial condition of FHN are affected by changes in the level of market interest rates as the repricing characteristics of loans and other assets do not necessarily match those of deposits, other borrowings, and capital. When earning assets reprice more quickly than liabilities (when the balance sheet is asset-sensitive), net interest income will benefit in a rising interest rate environment and will be negatively impacted when interest rates decline. In the case of floating rate assets and liabilities with similar repricing frequencies, FHN may also be exposed to basis risk which results from changing spreads between earning and borrowing rates. At December 31, 2016 FHN’s balance sheet was in an asset-sensitive position.

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

Management uses a balance sheet simulation model to measure interest rate risk and to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN’s interest rate risk, liquidity, and capital guidelines. Simulation analysis is the primary tool FHN uses to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures exclusive of the potential impact on fee income. This risk management simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, interest impact of derivatives, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any risk management technique creating simulated outcomes for a range of given scenarios, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth or contraction, asset and liability prepayments, interest rates, and on- and off-balance sheet hedging strategies. Management believes the assumptions used and scenarios selected in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation, of exposure to any given changes in interest rates.

The simulation model used to analyze net interest income creates various at-risk scenarios looking at assumed increases and/or decreases in interest rates from instantaneous and staggered movements over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to simulate net interest income exposure. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of 3 percent or more from a base net interest income are presented to the Board quarterly.

Various scenarios are performed to measure risk to net interest income from rising rates, falling rates, and changes in the shape of the yield curve assuming a static balance sheet. Based on the rate sensitivity position on December 31, 2016, net interest income exposure over the next 12 months to a rate shock of plus 25 basis

FIRST HORIZON NATIONAL CORPORATION

points, 50 basis points, 100 basis points, and 200 basis points is estimated to be a favorable variance of 1.3 percent, 2.5 percent, 4.7 percent, and 8.8 percent, respectively of base net interest income. A steepening yield curve scenario where long-term rates increase by 50 basis points and short-term rates are static, results in a favorable variance in net interest income of .9 percent of base net interest income. A flattening yield curve scenario where long-term rates decrease by 50 basis points and short-term rates are static, results in an unfavorable variance in net interest income of 1.2 percent of base net interest income. A rate shock of minus 25 basis points results in an unfavorable variance in net interest income of 2.7 percent of base net interest income. These hypothetical scenarios are used to create one estimate of risk, and do not necessarily represent management’s current view of future interest rates or market developments.

While the continuing low interest rate environment is not expected to have a significant impact on the capital position of FHN, the ability to expand net interest margin in this environment, without assuming additional credit risk, continues to be a challenge for FHN. Should the historically low interest rate environment persist, net interest margin will typically decline as yields on fixed rate loans and investment securities decrease due to the combination of asset prepayments and lower reinvestment rates. With core deposit rates near zero, there is little opportunity to offset the yield declines in fixed rate assets with corresponding declines in deposit rates.

Fair Value Shock Analysis

Interest rate risk and the slope of the yield curve also affect the fair value of Fixed Income’s trading inventory that is reflected in Fixed Income’s noninterest income.

Generally, low or declining interest rates with a positively sloped yield curve tend to increase Fixed Income’s income through higher demand for fixed income products. Additionally, the fair value of Fixed Income’s trading inventory can fluctuate as a result of differences between current interest rates and the interest rates of fixed income securities in the trading inventory.

Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) to manage interest rate risk of certain term borrowings, and certain loans. The fixed income segment utilizes various financial instruments (including derivative contracts and credit-related agreements) to manage the risk of loss arising from adverse changes in the fair value of certain financial instruments generally caused by changes in interest rates including Fixed Income’s securities inventory, certain term borrowings, and certain loans. Additionally, Fixed Income or Regional Banking may enter into derivative contracts in order to meet customers’ needs. However, such derivative contracts are typically offset with a derivative contract entered into with an upstream counterparty in order to mitigate risk associated with changes in interest rates.

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

FIRST HORIZON NATIONAL CORPORATION

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss from inadequate or failed internal processes, people, or systems or from external events including data or network security breaches of FHN or of third parties affecting FHN or its customers. This risk is inherent in all businesses. Operational risk is divided into the following risk areas, which have been established at the corporate level to address these risks across the entire organization:

•	Business Continuity Planning/Records Management

•	Compliance/Legal

•	Program Governance

•	Fiduciary

•	Financial Crimes (including Bank Secrecy Act, know your customer, security, and fraud)

•	Financial (including disclosure, controls and procedures)

•	Information Technology (including cybersecurity)

•	Vendor

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

CREDIT RISK MANAGEMENT

Credit risk is the risk of loss due to adverse changes in a borrower’s or counterparty’s ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding, and asset management activities although lending activities have the most exposure to credit risk. The nature and amount of credit risk depends on the types of transactions, the structure of those transactions, collateral received, the use of guarantors and the parties involved.

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

FIRST HORIZON NATIONAL CORPORATION

approval, assessing new credit products, strategies and processes, and managing portfolio composition and performance.

While the Credit Risk function oversees FHN’s credit risk management, there is significant coordination between the business lines and the Credit Risk function in order to minimize FHN’s credit risk and maintain strong asset quality. The Credit Risk function recommends portfolio, industry/sector, and individual customer limits for Board approval. Adherence to these approved limits is vigorously monitored by Credit Risk who provides recommendations to slow or cease lending to the business lines as commitments near established lending limits. Credit Risk also ensures subject matter experts are providing oversight, support and credit approvals, particularly in the specialty lending areas where industry-specific knowledge is required. Management emphasizes general portfolio servicing such that emerging risks are spotted early enough to correct potential deficiencies, prevent further credit deterioration, and mitigate credit losses.

The Credit Risk Management function assesses the asset quality trends and results, as well as lending processes, adherence to underwriting guidelines (portfolio-specific underwriting guidelines are discussed further in the Asset Quality Trends section), and utilizes this information to inform management regarding the current state of credit quality and as a factor of the estimation process for determining the allowance for loan losses. The CRMC reviews on a periodic basis various reports issued by assurance functions which provide an independent assessment of the adequacy of loan servicing, grading accuracy, and other key functions. Additionally, CRMC is presented with and discusses various portfolios, lending activity and lending-related projects.

All of the above activities are subject to independent review by FHN’s Credit Assurance Services Group. CAS reports to the Chief Audit Executive, who is appointed by and reports to the Audit Committee of the Board, and provides quarterly reports to the Executive & Risk Committee of the Board. CAS is charged with providing the Board and executive management with independent, objective, and timely assessments of FHN’s portfolio quality, credit policies, and credit risk management processes.

FIRST HORIZON NATIONAL CORPORATION

LIQUIDITY RISK MANAGEMENT

ALCO also focuses on liquidity management: the funding of assets with liabilities of appropriate duration, while mitigating the risk of unexpected cash needs. ALCO and the Board of Directors have adopted a Liquidity Policy. The objective of the Liquidity Policy is to ensure that FHN meets its cash and collateral obligations promptly, in a cost-effective manner and with the highest degree of reliability. The maintenance of adequate levels of asset and liability liquidity should provide FHN with the ability to meet both expected and unexpected cash and collateral needs. Key liquidity ratios, asset liquidity levels and the amount available from funding sources are reported to ALCO on a regular basis. FHN’s Liquidity Policy establishes liquidity limits that are deemed appropriate for FHN’s risk profile.

In accordance with the Liquidity Policy, ALCO manages FHN’s exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed by ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed, should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. Subject to market conditions and compliance with applicable regulatory requirements from time to time, funds are available from a number of sources including the available-for-sale securities portfolio, dealer and commercial customer repurchase agreements, access to the overnight and term Federal Funds markets, incremental borrowing capacity at the FHLB ($2.9 billion was available at December 31, 2016), brokered deposits, loan sales, syndications, and access to the Federal Reserve Banks.

Core deposits are a significant source of funding and have historically been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institutions’ customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner for interest bearing and non-interest bearing accounts. The ratio of total loans, excluding loans HFS and restricted real estate loans, to core deposits was 105 percent in 2016 compared to 100 percent in 2015.

FHN also may use unsecured short-term borrowings as a source of liquidity. Currently, the largest concentration of unsecured borrowings is federal funds purchased from bank correspondent customers. These funds are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long, historical, and reciprocal nature of banking services provided by FHN to these correspondent banks. The remainder of FHN’s wholesale short-term borrowings is securities sold under agreements to repurchase transactions accounted for as secured borrowings with Regional Banking’s business customers or Fixed Income’s broker dealer counterparties.

Both FHN and FTBNA may access the debt markets in order to provide funding through the issuance of senior or subordinated unsecured debt subject to market conditions and compliance with applicable regulatory requirements. In 2014, FTBNA issued $400 million of fixed rate senior notes due in December 2019. In October 2015, FHN issued $500 million of fixed rate senior notes due in December 2020. FHN also maintains $23.1 million of borrowings which are secured by residential real estate loans in a consolidated securitization trust.

Both FHN and FTBNA have the ability to generate liquidity by issuing preferred equity, and (for FHN) by issuing common equity, subject to market conditions and compliance with applicable regulatory requirements. In January 2013, FHN issued $100 million of Non-Cumulative Perpetual Preferred Stock, Series A. As of December 31, 2016, FTBNA and subsidiaries had outstanding preferred shares of $295.4 million, which are reflected as noncontrolling interest on the Consolidated Statements of Condition.

Parent company liquidity is primarily provided by cash flows stemming from dividends and interest payments collected from subsidiaries. These sources of cash represent the primary sources of funds to pay cash dividends to shareholders and principal and interest to debt holders of FHN. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN’s overall cash management process, subject to applicable regulatory restrictions. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an aggregate amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the

FIRST HORIZON NATIONAL CORPORATION

two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA’s total amount available for dividends was negative $132.5 million as of December 31, 2016 and as of January 1, 2017, consequently, FTBNA could not pay common dividends to its sole common stockholder, FHN, or to its preferred shareholders without prior regulatory approval. FTBNA applied for and received approval from the OCC to declare and pay common dividends to FHN in first quarter 2017 in the amount of $40 million, and in the amounts of $250 million and $325 million in 2016 and 2015, respectively. FTBNA declared and paid preferred dividends in each quarter of 2016 and 2015, with OCC approval as necessary. Additionally, FTBNA declared preferred dividends in first quarter 2017, with OCC approval.

Payment of a dividend to shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN’s current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC generally require insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. FHN paid a cash dividend of $.07 per common share on January 3, 2017, and in January 2017 the Board approved a $.09 per common share cash dividend payable on April 3, 2017, to shareholders of record on March 10, 2017. FHN paid a cash dividend of $1,550.00 per preferred share on January 10, 2017, and in January 2017 the Board approved a $1,550.00 per preferred share cash dividend payable on April 10, 2017, to shareholders of record on March 24, 2017.

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

The following table provides FHN’s most recent credit ratings:

Table 26  –  Credit Ratings

	Standard & Poor’s (a)	Moody’s (b)	Fitch (c)

First Horizon National Corporation
Overall credit rating: Long-term/Short-term/Outlook	BBB-/--/Stable	Baa3/--/Stable	BBB-/F3/Positive
Long-term senior debt	BBB-	Baa3	BBB-
Subordinated debt	BB+	Baa3	BB+
Preferred stock	BB-	Ba2	B

First Tennessee Bank National Association
Overall credit rating: Long-term/Short-term/Outlook	BBB/A-2/Stable	Baa3/P-2/Stable	BBB-/F3/Positive
Long-term/short-term deposits	BBB/A-2	A3/P-2	BBB/F3
Long-term/short-term senior debt	BBB/A-2	Baa3/P-2	BBB-/F3
Subordinated debt	BBB-	Baa3	BB+
Preferred stock	BB	Ba2	B

FT Real Estate Securities Company, Inc.
Preferred stock	BB	Ba1

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

(a)	Last change in ratings/outlook was on December 15, 2016.

(b)	Last change in ratings was on May 14, 2015; ratings/outlook affirmed on December 29, 2015.

(c)	Last change in ratings was on December 13, 2012; ratings affirmed and outlook revised to positive on January 23, 2017.

FIRST HORIZON NATIONAL CORPORATION

CASH FLOWS

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years ended December 31, 2016, 2015, and 2014. The level of cash and cash equivalents increased $6.7 million during 2016 compared to a decrease of $40.3 million in 2015 and an increase of $243.5 million in 2014. During 2016 and 2014, cash provided by financing and operating activities were greater than cash used by investing activities, whereas during 2015 cash used by investing activities was more than cash provided by operating and financing activities.

Net cash provided by financing activities was $2.3 billion in 2016 compared to $111.0 million in 2015. In 2016, financing cash inflows were positively affected by a $2.7 billion increase in deposits, due in large part to increases in insured network deposits and commercial customer deposits, but were somewhat offset by $267.5 million in payments of long-term borrowings, which included the maturity of $250 million of subordinated notes. Additionally, share repurchases and dividend payments negatively affected financing cash flows in 2016, offsetting a portion of the increase in cash provided by financing activities. Net cash provided by operating activities was $181.1 million in 2016 compared to $367.0 million in 2015. Operating cash flows in 2016 were favorably driven by cash-related net income items, but were negatively affected by a $165.0 million cash contribution to the qualified pension plan in third quarter and net changes in operating assets and liabilities of $43.7 million. Net cash used by investing activities was $2.5 billion in 2016 compared to $518.4 million in 2015. Investing cash outflows in 2016 were primarily attributable to loan growth within the regional bank, including the purchase of $537.4 million UPB of franchise finance loans in third quarter. Additionally, a $457.2 million increase in interest-bearing cash, as well as net cash outflows related to the purchases of AFS securities and premises and equipment also negatively impacted investing cash flows in 2016.

Net cash used by investing activities was $518.4 million in 2015 compared to $1.5 billion in 2014. Cash outflows in 2015 were primarily attributable to loan growth within the regional bank and a $332.2 million net decrease in cash related to the available-for-sale securities portfolio, as purchases were greater than cash inflows from sales and maturities. These cash outflows were somewhat offset by a $1.0 billion decrease in interest-bearing cash which positively affected cash flows from investing activities. Net cash provided by operating activities was $367.0 million in 2015 compared to $704.7 million in 2014. Operating cash flows in 2015 were favorably driven by cash-related net income items and a $266.7 million net increase in cash related to fixed income activities, but were somewhat offset by cash outflows related to operating assets and liabilities of $118.0 million. Net cash provided by financing activities was $111.0 million in 2015 compared to $1.0 billion in 2014. In 2015 financing cash inflows were favorably impacted by a $1.6 billion increase in deposits, largely the result of an increase in commercial customer deposits and the timing of a new correspondent banking product which resulted in a shift in funding from short-term borrowings. Additionally, proceeds from the issuance of $500.0 million of senior notes in 2015 positively affected financing cash flows. These inflows were partially offset by cash outflows related to long-term debt, including the maturity of $500 million of senior notes and $304 million of subordinated notes, as well as the redemption of $206 million of junior subordinated debt underlying trust preferred securities. Additionally, an $816.3 million decrease in short-term borrowings, due in part to the shift in funding associated with the new product offering in correspondent banking previously mentioned, as well as dividends paid and share repurchases negatively impacted cash from financing activities in 2015.

Net cash provided by financing activities was $1.0 billion in 2014. In 2014, financing cash was positively affected by an increase in deposits and the issuance of senior notes, but was partially offset by payments of long-term borrowings related to the collapse/resolution of two securitization trusts which negatively affected financing cash flows. Additionally cash dividends and share repurchases negatively impacted financing cash flows in 2014. Net cash provided by operating activities was $704.7 million in 2014. Operating cash flows in 2014 were positively affected by cash proceeds from the sale of mortgage loans HFS, cash-related net income items, cash proceeds from MSR sales, and $172.3 million of changes in cash related to operating assets and liabilities. However, these increases were partially offset by a $167.1 million net decrease in cash related to fixed income activities which negatively impacted operating cash flows. Net cash used by investing activities was $1.5 billion in 2014. In 2014, an increase in loan balances and interest-bearing cash, as well as a $116.0 million net decrease in cash associated with the AFS securities portfolio negatively affected cash provided by investing activities, but was partially offset by $413.4 million received from the branch acquisition.

FIRST HORIZON NATIONAL CORPORATION

REPURCHASE OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS, AND OTHER CONTRACTUAL OBLIGATIONS

Obligations from Legacy Mortgage Businesses

Overview

Prior to September 2008 FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sales typically were effected either as non-recourse whole loan sales or through non-recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominately to two GSEs: Fannie Mae and Freddie Mac. Also, federally insured or guaranteed whole loans were pooled, and payments to investors were guaranteed through Ginnie Mae. Many mortgage loan originations, especially nonconforming mortgage loans, were sold to investors, or certificate-holders, predominantly through FH proprietary securitizations but also, to a lesser extent, through other whole loans sold to private non-Agency purchasers. FHN used only one trustee for all of its FH proprietary securitizations. FHN also originated mortgage loans eligible for FHA insurance or VA guaranty. In addition, FHN originated and sold HELOCs and second lien mortgages through other whole loans sold to private purchasers and, to a lesser extent, through FH proprietary securitizations. Currently, only one FH securitization of HELOCs remains outstanding.

For non-recourse loan sales, FHN has exposure for repurchase of loans, make-whole damages, or other related damages, arising from claims that FHN breached its representations and warranties made at closing to the purchasers, including GSEs, other whole loan purchasers, and the trustee of FH proprietary securitizations.

During the time these legacy activities were conducted, FHN frequently sold mortgage loans “with servicing retained.” As a result, FHN accumulated substantial amounts of MSR on its balance sheet, as well as contractual servicing obligations and related deposits and receivables. FHN conducted a significant servicing business under its First Horizon Home Loans brand.

MI was required by GSE rules for certain of the loans sold to GSEs and was also provided for certain of the loans that were securitized. MI generally was provided for first lien loans sold or securitized having an LTV ratio at origination of greater than 80 percent.

In 2007, market conditions deteriorated to the point where mortgage-backed securitizations could no longer be sold economically; FHN’s last securitization occurred that year. FHN continued selling mortgage loans to GSEs until August 31, 2008, when FHN sold its national mortgage origination and servicing platforms along with a portion of its servicing assets and obligations. FHN then contracted to have its remaining servicing obligations sub-serviced. Since the platform sale FHN has sold substantially all remaining servicing assets and obligations in several transactions, concluding in 2014.

Certain mortgage-related terms used in this section are defined in “Mortgage-Related Glossary” below.

Repurchase and Make-Whole Obligations

Starting in 2009 FHN received a high number of claims either to repurchase loans from the purchaser or to pay the purchaser to “make them whole” for economic losses incurred. These claims have been driven primarily by loan delinquencies. In repurchase or make-whole claims a loan purchaser typically asserts that specified loans violated representations and warranties FHN made when the loans were sold. A significant majority of claims received overall have come from GSEs, and the remainder are from purchasers of other whole loan sales. FHN has not received a loan repurchase or make-whole claim from the FH proprietary securitization trustee.

Generally, FHN reviews each claim and MI cancellation notice individually. FHN’s responses include appeal, provide additional information, deny the claim (rescission), repurchase the loan or remit a make-whole payment, or reflect cancellation of MI.

After several years resolving repurchase and make-whole claims with each GSE on a loan-by-loan basis, in 2013 and 2014 FHN entered into DRAs with the GSEs, resolving a large fraction of potential claims. Starting in 2014 the overall number of such claims diminished substantially, primarily as a result of the DRAs. Each DRA resolved obligations associated with loans originated from 2000 to 2008, but certain obligations and loans were excluded. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as

FIRST HORIZON NATIONAL CORPORATION

title defects and violations of the GSE’s Charter Act) and FHN continues to have loan repurchase or monetary compensation obligations under the DRAs related to private mortgage insurance rescissions, cancellations, and denials (with certain exceptions). FHN also has exposure related to loans where there has been a prior bulk sale of servicing, as well as certain other whole-loan sales. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for MI cancellations and denials to the extent attributable to the acts of the current servicer.

While large portions of repurchase claims from the GSEs were settled with the DRAs, large-scale settlement of repurchase, make-whole, and indemnity claims with non-Agency claimants is not practical. Those claims are resolved case by case or, occasionally, with less-comprehensive settlements. In second quarter 2016, in the largest such settlement to date, FHN settled certain claims which resulted in the reversal of $31.4 million of mortgage repurchase and foreclosure provision expense. Such claims that are not resolved by the parties can, and sometimes have, become litigation.

FH Proprietary Securitization Actions

FHN has potential financial exposure from FH proprietary securitizations outside of the repurchase/make-whole process. Several investors in certificates sued FHN and others starting in 2009, and several underwriters or other counterparties have demanded that FHN indemnify and defend them in securitization lawsuits. The pending suits generally assert that disclosures made to investors in the offering and sale of certificates were legally deficient. A number of those matters have settled or otherwise been resolved. See Note 17 – Contingencies and Other Disclosures for a discussion of certain actions pending against FHN in relation to FH proprietary securitizations.

Servicing Obligations

FHN’s national servicing business was sold as part of the platform sale in 2008. A significant amount of MSR was sold at that time, and a significant amount was retained. The related servicing activities, including foreclosure and loss mitigation practices, not sold in 2008 were outsourced through a three-year subservicing arrangement (the “2008 subservicing agreement”) with the platform buyer (the “2008 subservicer”). The 2008 subservicing agreement expired in 2011 when FHN entered into a replacement agreement with a new subservicer (the “2011 subservicer”). In fourth quarter 2013, FHN contracted to sell a substantial majority of its remaining servicing obligations and servicing assets (including advances) to the 2011 subservicer. The servicing was transferred to the buyer in stages, and was substantially completed in first quarter 2014. The servicing still retained by FHN continues to be subserviced.

As servicer, FHN had contractual obligations to the owners of the loans (primarily GSEs) and securitization trustees to handle billing, custodial, and other tasks related to each loan. Each subservicer undertook to perform those obligations on FHN’s behalf during the applicable subservicing period, although FHN legally remained the servicer of record for those loans that were subserviced.

The 2008 subservicer has been subject to a consent decree, and entered into a settlement agreement, with regulators related to alleged deficiencies in servicing and foreclosure practices. The 2008 subservicer has made demands of FHN, under the 2008 subservicing agreement, to pay certain resulting costs and damages totaling $43.5 million. FHN disagrees with those demands and has made no payments. This disagreement has the potential to result in litigation and, in any such future litigation, the claim against FHN may be substantial.

A certificate holder has contacted FHN, threatening to make claims based on alleged deficiencies in servicing loans held in certain FH proprietary securitization trusts. The holder has sued the FH securitization trustee, but (to date) has not sued FHN. FHN cannot predict how this inquiry, or the Trustee suit, will proceed nor whether any claim or suit, if made or brought against FHN, will be material to FHN.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans to the Agencies. This includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. Although FHN conducted these businesses before 2005, GSE loans originated in 2005 through 2008 account for a substantial majority of all repurchase requests/make-whole claims received since the 2008 platform sale.

FIRST HORIZON NATIONAL CORPORATION

From 2005 through 2007, $26.7 billion of mortgage loans were included in FH proprietary securitizations. On December 31, 2016, the remaining UPB of loans held in FH proprietary securitizations was $3.9 billion, comprised of $2.8 billion of Alt-A loans and $1.1 billion of Jumbo loans.

Mortgage-Related Glossary

Agencies	the two GSEs and Ginnie Mae	HELOC	home equity line of credit

certificates	securities sold to investors representing interests in mortgage loan securitizations	HUD	Dept. of Housing and Urban Development

DOJ	U.S. Department of Justice	LTV	loan-to-value, a ratio of the loan amount divided by the home value

DRA	definitive resolution agreement with a GSE	MI	private mortgage insurance, insuring against borrower payment default

Fannie Mae, Fannie, FNMA	Federal National Mortgage Association	MSR	mortgage servicing rights

FH proprietary securitization	securitization of mortgages sponsored by FHN under its First Horizon brand	nonconforming loans	loans that did not conform to Agency program requirements

FHA	Federal Housing Administration	other whole loans sold	mortgage loans sold to private, non-Agency purchasers

Freddie Mac, Freddie, FHLMC	Federal Home Loan Mortgage Corporation	2008 platform sale, platform sale, 2008 sale	FHN’s sale of its national mortgage origination and servicing platforms in 2008

Ginnie Mae, Ginnie, GNMA	Government National Mortgage Association	pipeline or active pipeline	pipeline of mortgage repurchase, make-whole, & certain related claims against FHN

GSEs	Fannie Mae and Freddie Mac	VA	Veterans Administration

Active Pipeline

FHN accumulates the amount of repurchase requests, make-whole claims, and certain other related claims into the “active pipeline.” The active pipeline includes the amount of claims for loan repurchase, make-whole payments, loans as to which MI has been canceled, and information requests from purchasers of loans originated and sold through FHN’s legacy mortgage banking business. MI was required for certain of the loans sold to GSEs or that were securitized. Although unresolved MI cancellation notices are not formal repurchase requests, FHN includes those loans in the active pipeline. Additionally, FHN is responsible for covering losses for purchasers to the extent there is a shortfall in MI insurance coverage (MI curtailment). Generally, the amount of a loan subject to a repurchase/make-whole claim, or with open MI issues, remains in the active pipeline throughout the resolution process with a claimant. During the last several years the active pipeline has steadily decreased, due in part to settlements and other resolutions, but also due to significant reductions in inflows. On December 31, 2016, the active pipeline was $51.7 million, down from $167.3 million a year ago.

FIRST HORIZON NATIONAL CORPORATION

The following table provides the number and unpaid principal amount of loans in the active repurchase request pipeline, including related unresolved MI notices and other requests as of December 31, 2016 and 2015:

Table 27  –  Active Pipeline

(Dollars in thousands)	December 31, 2016		December 31, 2015
	Number	Amount	Number	Amount

Repurchase/make whole requests:
Agencies	23	$4,196	127	$24,461
Non-Agency whole loan-related	126	19,214	131	19,971
MI	147	23,171	558	95,019
Other requests (a)	37	5,122	190	27,881

Total	333	$51,703	1,006	$167,332

(a)	Other requests typically include requests for additional information from both GSE and non-GSE purchasers.

During 2016, the active pipeline decreased $115.6 million to $51.7 million on December 31, 2016. The decrease in the active pipeline was primarily related to the settlement of certain repurchase claims in second quarter 2016. On December 31, 2016, Agencies accounted for approximately 60 percent of the total active pipeline, inclusive of MI cancellation notices, MI curtailments, and all other claims. MI curtailment requests, the largest portion of the active pipeline, are intended only to cover the shortfall in MI insurance proceeds. As a result FHN’s loss from MI curtailments as a percentage of UPB generally is significantly lower than that of a repurchase or make-whole claim. At December 31, 2016, the active pipeline contained no loan repurchase or make-whole requests from the FH proprietary securitization trustee related to first lien mortgage loans based on claims related to breaches of representations and warranties related to origination.

FIRST HORIZON NATIONAL CORPORATION

Repurchase Accrual Methodology

Over the past several years FHN’s approach for determining the adequacy of the repurchase and foreclosure reserve has evolved, sometimes substantially, based on changes in information available. Repurchase/make-whole rates vary based on purchaser, vintage, and claim type. For those loans repurchased or covered by a make-whole payment, cumulative average loss severities range between 50 and 60 percent of the UPB.

Repurchase Accrual Approach

Repurchase/Make-whole and Damages obligations and estimates for probable incurred losses associated with loan populations excluded from the DRAs are significant components of FHN’s remaining repurchase liability as of December 31, 2016. Other components of that liability primarily relate to other whole loans sold, MI rescissions, and loans included in bulk servicing sales effected prior to the DRAs.

In determining the loss content of GSE loans subject to repurchase requests excluded from the DRAs (primarily loans included in bulk sales), FHN applies a vintage level estimate of loss to all loans sold to the GSEs that were not included in the settlements and which have not had a prior repurchase resolution. First, pre-payment, default, and claim rate estimates are applied by vintage to estimate the aggregate claims expected but not yet resolved. Historical loss factors for each sale vintage and repurchase rates are then applied to estimate total loss content. Loss content related to other whole loan sales is estimated by applying the historical average repurchase and loss severity rates to the current UPB in the active pipeline to calculate estimated losses attributable to the current pipeline. FHN then uses an internal model to calculate loss content by applying historical average repurchase and loss severity rates to historical average inflows. For purposes of estimating loss content, FHN also considers MI cancellations. When assessing loss content related to loans where MI has been cancelled, FHN applies historical loss factors (including repurchase rates and loss severity ratios) to the total unresolved MI cancellations in the active pipeline, as well as applying these factors to historical average inflows to estimate loss content. Additionally, FHN identifies estimated losses related to MI curtailment requests. Management also evaluates the nature of claims from purchasers and/or servicers of loans sold to determine if qualitative adjustments are appropriate.

Repurchase and Foreclosure Liability

The repurchase and foreclosure liability is comprised of reserves to cover estimated loss content in the active pipeline, as well as estimated loss content related to certain known claims not currently included in the active pipeline. FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches described above for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision.

The following table provides a rollforward of the legacy mortgage repurchase liability during 2016 and 2015:

Table 28  –  Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	2016	2015

Legacy Mortgage
Beginning balance	$114,947	$119,404
Provision for repurchase and foreclosure losses (a)	(32,722)	-
Net realized losses	(16,916)	(4,457)

Balance on December 31	$65,309	$114,947

(a)

In second quarter 2016, FHN settled certain repurchase claims which resulted in the reversal of $31.4 million of mortgage repurchase and foreclosure provision. The remaining amount relates to recoveries associated with certain claims.

Government-Backed Mortgage Lending Programs

FHN’s FHA and VA program lending was substantial prior to the 2008 platform sale, and has continued at a much lower level since then. As lender, FHN made certain representations and warranties as to the compliance of the loans with program requirements. Over the past several years, most recently in first quarter 2015, FHN occasionally has recognized significant losses associated with settling claims and potential claims by government agencies, and by private parties asserting claims on behalf of agencies, related to these origination activities. At

FIRST HORIZON NATIONAL CORPORATION

December 31, 2016, FHN had not accrued a liability for any matter related to these government lending programs, and no pending or known threatened matter related to these programs represented a material loss contingency described in Note 17 – Contingencies and Other Disclosures.

Other FHN Mortgage Exposures

At December 31, 2016, FHN had not accrued a liability for exposure for repurchase of first-lien loans related to FH proprietary securitizations arising from claims from the trustee that FHN breached its representations and warranties in FH proprietary securitizations at closing. FHN’s trustee is a defendant in lawsuits in which the plaintiffs have asserted that the trustee has duties to review loans and otherwise to act against loan originators and loan servicers, including FHN, outside of the duties specified in the applicable trust documents; FHN is not a defendant and is not able to assess what, if any, exposure FHN may have as a result of them.

FHN is defending, directly or as indemnitor, certain pending lawsuits brought by purchasers of certificates in FH proprietary securitizations or their assignees. FHN believes a new lawsuit based on federal securities claims that offering disclosures were deficient cannot be brought at this time due to the running of applicable limitation periods, but other investor claims, based on other legal theories, might still be possible. Due to the sales of MSR from 2008 through 2014, FHN has limited visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity.

Many non-GSE purchasers of whole loans from FHN included those loans in their own securitizations. Regarding such other whole loans sold, FHN made representations and warranties concerning the loans and provided indemnity covenants to the purchaser/securitizer. Typically the purchaser/securitizer assigned key contractual rights against FHN to the securitization trustee. As mentioned above, repurchase, make-whole, indemnity, and other monetary claims related to specific loans are included in the active pipeline and repurchase reserve. In addition, currently the following categories of actions are pending which involve FHN and other whole loans sold: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii) FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; (iii) FHN has received repurchase demands from purchasers or their assignees; and (iv) FHN is a defendant in legal actions involving FHN-originated other whole loans sold. At December 31, 2016, FHN’s repurchase and foreclosure liability included certain known exposures from other whole loans sold.

Certain government entities have subpoenaed information from FHN and others. These entities include the FDIC (on behalf of certain failed banks) and the FHLBs of San Francisco, Atlanta, and Seattle, among others. These entities purport to act on behalf of several purchasers of FH proprietary securitizations, and of non-FH securitizations which included other whole loans sold. Collectively, the subpoenas seek information concerning: a number of FH proprietary securitizations and/or underlying loan originations; and originations of certain other whole loans sold which, in many cases, were included by the purchaser in its own securitizations. Some subpoenas fail to identify the specific investments made or loans at issue. Moreover, FHN has limited information regarding at least some of the loans under review. Unless and until a review (if related to specific loans) becomes an identifiable repurchase claim, the associated loans are not considered part of the active pipeline.

Other Contractual Obligations

Pension obligations are funded by FHN to provide current and future benefits to participants in FHN’s noncontributory, defined benefit pension plan. On December 31, 2016, the annual measurement date, pension obligations (representing the present value of estimated future benefit payments), including obligations of the unfunded plans, were $804.5 million with $778.9 million of assets (measured at current fair value) in the qualified plan’s trust to fund the qualified plan’s obligations. The discount rate for 2016 of 4.39 percent for the qualified pension plan and 4.07 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN’s plans and participant populations. See Note 18 – Pension, Savings, and Other Employee Benefits for additional information. As of December 31, 2016, the plan assets exceeded the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan. Decisions to contribute to the plan are based upon pension funding requirements under the Pension Protection Act, the

FIRST HORIZON NATIONAL CORPORATION

maximum amount deductible under the Internal Revenue Code, the actual performance of plan assets, and trends in the regulatory environment. FHN contributed $165 million to the qualified pension plan in third quarter 2016. No contributions were made to the qualified pension plan in 2015. Management has assessed the need for future contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2017.

The nonqualified pension plans and other postretirement benefit plans, excluding the retiree medical plan, are unfunded. Benefit payments under the non-qualified plans were $5.3 million in 2016. FHN anticipates 2017 benefit payments to be $5.0 million.

FHN has various other financial obligations which may require future cash payments. The following table sets forth contractual obligations representing required and potential cash outflows as of December 31, 2016. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon and are not included in the table.

Table 29  –  Contractual Obligations

(Dollars in thousands)	Payments due by period (a)
	Less than 1 year	1 year - < 3 years	3 years - < 5 years	After 5 years	Total

Contractual obligations:
Time deposit maturities (b) (c)	$960,031	$241,796	$129,077	$24,229	$1,355,133
Term borrowings (b) (d)	-	407,401	500,000	145,637	1,053,038
Annual rental commitments under noncancelable leases (b) (e)	18,847	30,856	23,958	42,742	116,403
Purchase obligations	62,273	53,069	19,172	8,456	142,970

Total contractual obligations	$1,041,151	$733,122	$672,207	$221,064	$2,667,544

(a)	Excludes a $4.2 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.

(b)	Amounts do not include interest.

(c)	See Note 8 – Time Deposit Maturities for further details.

(d)	See Note 10 – Term Borrowings for further details.

(e)	See Note 6 – Premises, Equipment and Leases for further details.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

FHN’s future results could be affected both positively and negatively by several known trends. Key among those are FHN’s strategic initiatives, changes in the U.S. economy and outlook, government actions affecting interest rates, and changes in federal policies following the 2016 elections. In addition, legacy matters in the non-strategic segment are likely to continue to impact FHN’s quarterly results in ways which are both difficult to predict and unrelated to current operations.

FHN has prioritized expense discipline not only to include reducing or controlling certain expenses, but also to include investing in revenue-producing activities and critical infrastructure. FHN has committed to organic growth through key hires, targeted incentives, and other traditional means. FHN has actively pursued acquisition opportunities while maintaining a disciplined approach to valuations; to date all which closed have been moderate in size. FHN has been and remains amenable to a much more impactful acquisition, including a merger of equals, if an appropriate opportunity can be found.

Performance by FHN, and the entire U.S. financial services industry, is affected considerably by the overall health of the U.S. economy. The most recent recession ended in 2009. Growth during the economic expansion since 2009 has been muted, compared to earlier recoveries, and somewhat inconsistent from one quarter to the next. Though the economic expansion is nearly 8 years old, currently the U.S. economy does not appear to be

FIRST HORIZON NATIONAL CORPORATION

weakening or falling back into recession. A continuation of the current expansion would support, rather than hinder, future loan and other financial activity growth by our customers.

The Federal Reserve has raised short term interest rates modestly in the past two years, and has signaled a willingness in 2017 to accelerate a transition to a more conventional interest rate environment, depending mainly upon economic data and trends. If the Fed in fact raises rates somewhat more quickly than in the past two years (because economic data shows continued or accelerated growth, for example), FHN’s net interest margin in the future likely would continue 2016’s improving trend. In addition, volatility in interest rates and a steepening yield curve should bolster activity within FHN’s fixed income business. If the data show a risk of lower growth or recession, however, rates may stall or even be lowered, which would adversely impact FHN’s net interest margin and could dampen fixed income activity.

U.S. federal policies are likely to change starting in 2017, based on statements by politicians following the 2016 elections. While FHN cannot predict how new legislation or regulatory actions will unfold, those which currently seem the most likely to be impactful to FHN are: corporate tax reform; regulatory reform generally, which can impact the economy and FHN’s customers; and regulatory reform within the financial services industry.

Lastly, while FHN has made significant progress in resolving matters from the legacy mortgage business, several matters remain unresolved. The timing or financial impact of resolution of these matters, most of which are in litigation, cannot be predicted with accuracy. Accordingly, the non-strategic segment is expected to occasionally and unexpectedly impact FHN’s overall quarterly results negatively or positively with reserve accruals or releases. Also, although new legacy matters of significance arise at a much slower pace than in years past and some formerly common legal claims no longer can be made due to the passage of time, potential for new legacy matters remains.

Foreclosure Practices

All lenders are affected by the heightened regulation of servicing, foreclosure, and loss mitigation practices, at both federal and state levels, implemented since 2009. In addition, FHN retains exposure for potential deficiencies in servicing related to its legacy servicing business and subservicing arrangements. Further details regarding these legacy matters are provided in “Obligations from Legacy Mortgage Businesses – Overview – Servicing Obligations” under “Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations.”

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

FIRST HORIZON NATIONAL CORPORATION

ALLOWANCE FOR LOAN LOSSES

Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectability of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the ALLL is a “critical accounting estimate” as: (1) changes in it can materially affect the provision for loan losses and net income, (2) it requires management to predict borrowers’ likelihood or capacity to repay, often under uncertain economic conditions, and (3) it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The ALLL is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. Principal loan amounts are charged off against the ALLL in the period in which the loan or any portion of the loan is deemed to be uncollectible. This critical accounting estimate applies to the regional banking, non-strategic, and corporate segments. A management committee comprised of representatives from Risk Management, Finance, Credit, and Treasury performs a quarterly review of the assumptions used in FHN’s ALLL analytical models, makes qualitative assessments of the loan portfolio, and determines if qualitative adjustments should be recommended to the modeled results. On a quarterly basis, as a part of Enterprise Risk reporting and discussion, management addresses credit reserve adequacy and credit losses with the Executive and Risk Committee of FHN’s Board of Directors.

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

REPURCHASE AND FORECLOSURE LIABILITY

Repurchase Accrual Methodology

FHN has established a liability for loan repurchase, make-whole payments, indemnity, and certain other monetary obligations related to national mortgage loan origination and servicing businesses which FHN sold in 2008. The information, including the definitions of certain terms, contained in “Obligations from Legacy Mortgage Businesses” under “Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations” above should be reviewed before reading this section.

Estimating probable losses associated with FHN’s repurchase obligations for alleged breaches of representations and warranties related to prior Agency and other whole loan sales requires significant management judgment and assumptions. The loss estimation process relies on historical observed trends that may or may not be representative of future actual results. Those trends include observed loss severities, resolution statistics,

FIRST HORIZON NATIONAL CORPORATION

delinquency trends, and historical average loan sizes. Additionally, the level of repurchase/make-whole request and associated losses are affected by external factors such as GSE review practices and selection criteria (for loans sold to GSEs excluded from the DRAs), housing prices, actions of purchasers and/or servicers of previously sold loans, actions of MI companies, and economic conditions, all of which could change in the future.

In making these estimates and assumptions FHN has contemplated, among other things, the DRAs, estimates of FHN’s repurchase or monetary exposure related to loans excluded from the DRAs, and estimates of FHN’s repurchase or monetary exposure related to certain other whole loan sales. Additionally, FHN continues to monitor claims included in the active pipeline, claims from other parties for which loans are not identified, historical repurchase rates, and loss severities.

Based on currently available information and experience to date, FHN has evaluated its exposure under these obligations and accordingly had reserved for losses of $66.0 million and $115.6 million as of December 31, 2016 and 2015, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase/(decrease) the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income. The estimate is based upon currently available information and fact patterns that exist as of the balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability. FHN continues to monitor trends in claims activity, loss severities, success rates, GSE review practices, MI cancellations, and the status of other claims in order to assess the adequacy of the repurchase liability. At December 31, 2016, FHN had not accrued a liability for exposure for repurchase of loans related to FH proprietary securitizations arising from claims from the trustee that FHN breached its representations and warranties in FH proprietary securitizations at closing.

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

Companies are permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether the quantitative assessment should be performed. If FHN concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying value, or if management elects, the quantitative analysis is performed. FHN elected to perform the quantitative analysis in 2016.

FHN engaged an independent valuation expert to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2016 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public companies’ trading values, and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the fixed income reporting unit. The most recent valuations as of October 1, 2016, indicated no goodwill impairment in either of the reporting units with goodwill. As of the most recent assessment the fair values of regional banking and fixed income substantially exceeded their carrying values.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a “critical accounting estimate” because estimates and assumptions are made about FHN’s future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.). FHN’s policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and fixed income business

FIRST HORIZON NATIONAL CORPORATION

reporting units. As of December 31, 2016, the corporate and non-strategic reporting units had no associated goodwill.

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

FIRST HORIZON NATIONAL CORPORATION

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

See Note 17 – Contingencies and Other Disclosures for additional information.

ACCOUNTING CHANGES ISSUED BUT NOT CURRENTLY EFFECTIVE

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 does not change revenue recognition for financial assets. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In February 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations,” which provides additional guidance on whether an entity should recognize revenue on a gross or net basis, based on which party controls the specified good or service before that good or service is transferred to a customer. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing,” which clarifies the original guidance included in ASU 2014-09 for identification of the goods or services provided to customers and enhances the implementation guidance for licensing arrangements. ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients,” was issued in May 2016 to provide additional guidance for the implementation and application of ASU 2014-09.

FIRST HORIZON NATIONAL CORPORATION

“Technical Corrections and Improvements” ASU 2016-20 was issued in December 2016 and provides further guidance on certain issues. These ASUs are effective in annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016, and associated interim periods. Transition to the new requirements may be made by retroactively revising prior financial statements (with certain practical expedients permitted) or by a cumulative effect through retained earnings. If the latter option is selected, additional disclosures are required for comparability. FHN will not early adopt these ASUs and is evaluating their effects on its revenue recognition practices. Currently, FHN anticipates that it will elect to adopt the provisions of the revenue recognition standards through a cumulative effect to retained earnings with comparability disclosures provided throughout 2018.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 makes several revisions to the accounting, presentation and disclosure for financial instruments. Equity investments (except those accounted for under the equity method, those that result in consolidation of the investee, and those held by entities subject to specialized industry accounting which already apply fair value through earnings) are required to be measured at fair value with changes in fair value recognized in net income. This excludes FRB and FHLB stock holdings which are specifically exempted from the provisions of ASU 2016-01. An entity may elect to measure equity investments that do not have readily determinable market values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar instruments from the same issuer. ASU 2016-01 also requires a qualitative impairment review for equity investments without readily determinable fair values, with measurement at fair value required if impairment is determined to exist. For liabilities for which fair value has been elected, ASU 2016-01 revises current accounting to record the portion of fair value changes resulting from instrument-specific credit risk within other comprehensive income rather than earnings. FHN has not elected fair value accounting for any existing financial liabilities. Additionally, ASU 2016-01 clarifies that the need for a valuation allowance on a deferred tax asset related to available-for-sale securities should be assessed in combination with all other deferred tax assets rather than being assessed in isolation. ASU 2016-01 also makes several changes to existing fair value presentation and disclosure requirements, including a provision that all disclosures must use an exit price concept in the determination of fair value. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Transition will be through a cumulative effect adjustment to retained earnings for equity investments with readily determinable fair values. Equity investments without readily determinable fair values, for which the accounting election is made, will have any initial fair value marks recorded through earnings prospectively after adoption.

Upon adoption, FHN will reclassify all equity investments out of available-for-sale securities, leaving only debt securities within this classification. FHN has evaluated the nature of its current equity investments and determined that substantially all qualify for the election available to assets without readily determinable fair values, including its holdings of Visa Class B shares. Accordingly, FHN intends to apply this election and any fair value marks for these investments will be recognized through earnings on a prospective basis subsequent to adoption. FHN continues to evaluate the appropriate characteristics of “similar” instruments as well as related valuation inputs and methodologies for its equity investments without readily determinable fair values. The requirements of ASU 2016-01 related to assessment of deferred tax assets and disclosure of the fair value of financial instruments will not have a significant effect on FHN because its current accounting and disclosure practices conform to the requirements of ASU 2016-01. FHN also continues to evaluate the impact of ASU 2016-01 on other aspects of its current accounting and disclosure practices.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which requires a lessee to recognize in its statement of condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 leaves lessor accounting largely unchanged from prior standards. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. All other leases must be classified as financing or operating leases which depends on the relationship of the lessee’s rights to the economic value of the leased asset. For finance leases, interest on the lease liability is recognized separately from amortization of the right-of-use asset in earnings, resulting in higher expense in the earlier portion of the lease term. For operating leases, a single lease cost is calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis.

FIRST HORIZON NATIONAL CORPORATION

In transition to ASU 2016-02, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply, which would result in continuing to account for leases that commence before the effective date in accordance with previous requirements (unless the lease is modified) except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous requirements. ASU 2016-02 also requires expanded qualitative and quantitative disclosures to assess the amount, timing, and uncertainty of cash flows arising from lease arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. FHN is evaluating the impact of ASU 2016-02 on its current accounting and disclosure practices.

In March 2016, the FASB issued ASU 2016-04, “Recognition of Breakage of Certain Prepaid Stored-Value Products,” which indicates that liabilities related to the sale of prepaid stored-value products are considered financial liabilities and should have a breakage estimate applied for estimated unused funds. ASU 2016-04 does not apply to stored-value products that can only be redeemed for cash, are subject to escheatment or are linked to a segregated bank account. ASU 2016-04 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. FHN is evaluating the impact of ASU 2016-04 on its current accounting and disclosure practices.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which makes several revisions to equity compensation accounting. Under the new guidance all excess tax benefits and deficiencies that occur when an award vests, is exercised, or expires will be recognized in income tax expense as discrete period items. Previously, these transactions were typically recorded directly within equity. Consistent with this change, excess tax benefits and deficiencies will no longer be included within estimated proceeds when performing the treasury stock method for calculation of diluted earnings per share. Excess tax benefits will also be recognized at the time an award is exercised or vests compared to the current requirement to delay recognition until the deduction reduces taxes payable. The presentation of excess tax benefits in the statement of cash flows will shift to an operating activity from the current classification as a financing activity.

ASU 2016-09 also provides an accounting policy election to recognize forfeitures of awards as they occur when estimating stock-based compensation expense rather than the current requirement to estimate forfeitures from inception. Further, ASU 2016-09 permits employers to use a net-settlement feature to withhold taxes on equity compensation awards up to the maximum statutory tax rate without affecting the equity classification of the award. Under current guidance, withholding of equity awards in excess of the minimum statutory requirement results in liability classification for the entire award. The related cash remittance by the employer for employee taxes will be treated as a financing activity in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Transition to the new guidance will be accomplished through a combination of retrospective, cumulative-effect adjustment to equity and prospective methodologies. FHN estimates, based on currently enacted tax rates, that adoption of ASU 2016-09 in 2017 will result in an incremental effect on tax provision ranging from $4.0 million of tax benefit to $2.0 million of additional tax provision. The actual effects of adoption are primarily dependent upon the share price of the FHN’s common stock, which affects the vesting of certain performance awards, probability of exercise of certain stock options and the magnitude of windfalls for all awards upon either vesting or exercise. The effects on earnings per share calculations and election to account for forfeitures as incurred are not anticipated to be significant.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which revises the measurement and recognition of credit losses for assets measured at amortized cost (e.g., held-to-maturity (“HTM”) loans and debt securities) and available-for-sale (“AFS”) debt securities. Under ASU 2016-13, for assets measured at amortized cost, the current expected credit loss (“CECL”) is measured as the difference between amortized cost and the net amount expected to be collected. This represents a departure from existing GAAP as the “incurred loss” methodology for recognizing credit losses delays recognition until it is probable a loss has been incurred. The measurement of current expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Additionally, current disclosures of credit quality indicators in relation to the amortized cost of financing receivables will be further disaggregated by year of origination. ASU 2016-13 leaves the

FIRST HORIZON NATIONAL CORPORATION

methodology for measuring credit losses on AFS debt securities largely unchanged, with the maximum credit loss representing the difference between amortized cost and fair value. However, such credit losses will be recognized through an allowance for credit losses, which permits recovery of previously recognized credit losses if circumstances change.

ASU 2016-13 also revises the recognition of credit losses for purchased financial assets with a more-than insignificant amount of credit deterioration since origination (“PCD assets”). For PCD assets, the initial allowance for credit losses is added to the purchase price. Only subsequent changes in the allowance for credit losses are recorded as a credit loss expense for PCD assets. Interest income for PCD assets will be recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. Currently, credit losses for purchased credit-impaired assets are included in the initial basis of the assets with subsequent declines in credit resulting in expense while subsequent improvements in credit are reflected as an increase in the future yield from the assets.

The provisions of ASU 2016-13 will be generally adopted through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in the year of adoption. Prospective implementation is required for debt securities for which an other-than-temporary-impairment (“OTTI”) had been previously recognized. Amounts previously recognized in accumulated other comprehensive income (“AOCI”) as of the date of adoption that relate to improvements in cash flows expected to be collected will continue to be accreted into income over the remaining life of the asset. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption will be recorded in earnings when received. A prospective transition approach will be used for existing PCD assets where, upon adoption, the amortized cost basis will be adjusted to reflect the addition of the allowance for credit losses. Thus, an entity will not be required to reassess its purchased financial assets that exist as of the date of adoption to determine whether they would have met at acquisition the new criteria of more-than-insignificant credit deterioration since origination. An entity will accrete the remaining noncredit discount (based on the revised amortized cost basis) into interest income at the effective interest rate at the adoption date.

ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in fiscal years beginning after December 15, 2018. FHN is still evaluating the impact of ASU 2016-13 on its current accounting and disclosure practices.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which clarifies multiple cash flow presentation issues including providing guidance as to classification on the cash flow statement for certain cash receipts and cash payments where diversity in practice exists. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The provisions of ASU 2016-15 should be applied using a retrospective transition method to each period presented. FHN is evaluating the impact of ASU 2016-15 on its current cash flow presentation practices.

In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” which requires recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Therefore, ASU 2016-16 reverses the current requirement to delay recognition of the tax consequences of these transactions until the associated assets are sold to an outside party. The provisions of ASU 2016-16 will be adopted through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption for previous intra-entity transfers. ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued. FHN is early adopting ASU 2016-16 effective January 1, 2017, for its intra-entity asset transfers and there will not be a significant financial statement effect.

FIRST HORIZON NATIONAL CORPORATION

QUARTERLY FINANCIAL INFORMATION

Table 30 – Summary of Quarterly Financial Information

(Dollars in millions except per share data)	2016				2015
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Summary income information:
Interest income	$219.9	$207.0	$197.4	$193.7	$187.6	$183.7	$187.0	$178.1
Interest expense	24.3	21.8	21.1	21.6	21.0	20.1	20.4	21.2
Provision for loan losses	-	4.0	4.0	3.0	1.0	1.0	2.0	5.0
Noninterest income	124.1	148.5	145.5	134.3	132.2	125.1	130.3	129.7
Noninterest expense	237.9	233.6	226.8	226.9	243.7	215.4	218.4	376.2
Net income/(loss)	57.7	67.6	60.9	52.2	51.4	63.3	55.0	(72.4)
Income/(loss) available to common shareholders	$53.3	$63.2	$56.5	$47.8	$47.0	$58.8	$50.6	$(76.7)

Earnings/(loss) per common share	$0.23	$0.27	$0.24	$0.20	$0.20	$0.25	$0.22	$(0.33)
Diluted earnings/(loss) per common share	0.23	0.27	0.24	0.20	0.20	0.25	0.22	(0.33)

Common stock information:
Closing price per share:
High	$20.61	$15.48	$14.70	$14.19	$15.36	$16.20	$15.95	$14.68
Low	14.71	13.13	12.54	11.62	13.68	13.49	14.00	12.31
Period-end	20.01	15.23	13.78	13.10	14.52	14.18	15.67	14.29
Cash dividends declared per share	0.07	0.07	0.07	0.07	0.06	0.06	0.06	0.06

FIRST HORIZON NATIONAL CORPORATION

NON-GAAP INFORMATION

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:

Table 31  –  Non-GAAP to GAAP Reconciliation

(Dollars in thousands)	2016	2015	2014	2013	2012

Tangible Common Equity (Non-GAAP)
(A) Total equity (GAAP)	$2,705,084	$2,639,586	$2,581,590	$2,488,377	$2,499,530
Less: Noncontrolling interest (a)	295,431	295,431	295,431	295,431	295,165
Less: Preferred stock (a)	95,624	95,624	95,624	95,624	-

Total common equity	2,314,029	2,248,531	2,190,535	2,097,322	2,204,365
Less: Intangible assets (GAAP) (b)	212,388	217,522	175,450	163,931	156,942

(B) Tangible common equity (Non-GAAP)	2,101,641	2,031,009	2,015,085	1,933,391	2,047,423
Less: Unrealized gains/(losses) on AFS securities, net of tax	(17,232)	3,394	18,581	(11,241)	55,250

(C) Adjusted tangible common equity (Non-GAAP)	$2,118,873	$2,027,615	$1,996,504	$1,944,632	$1,992,173

Tangible Assets (Non-GAAP)
(D) Total assets (GAAP)	$28,555,231	$26,192,637	$25,665,423	$23,782,395	$25,322,032
Less: Intangible assets (GAAP) (b)	212,388	217,522	175,450	163,931	156,942

(E) Tangible assets (Non-GAAP)	$28,342,843	$25,975,115	$25,489,973	$23,618,464	$25,165,090

Average Tangible Common Equity (Non-GAAP)
Average total equity (GAAP)	$2,691,478	$2,581,187	$2,591,967	$2,518,772	$2,602,528
Less: Average noncontrolling interest (a)	295,431	295,431	295,431	295,345	295,165
Less: Average preferred stock (a)	95,624	95,624	95,624	87,785	-

(F) Total average common equity	$2,300,423	$2,190,132	$2,200,912	$2,135,642	$2,307,363
Less: Average intangible assets (GAAP) (b)	214,915	183,127	163,282	161,632	158,803

(G) Average Tangible Common Equity (Non-GAAP)	$2,085,508	$2,007,005	$2,037,630	$1,974,010	$2,148,560

Net Income Available to Common Shareholders
(H) Net income available to common shareholders	$220,846	$79,679	$216,319	$21,066	$(26,816)

Risk Weighted Assets
(I) Risk weighted assets (c)	$23,914,158	$21,812,015	$19,452,656	$18,878,594	$20,118,526

Ratios
(A)/(D) Total period-end equity to period-end assets (GAAP)	9.47%	10.08%	10.06%	10.46%	9.87%
(B)/(E) Tangible common equity to tangible assets (“TCE/TA”) (Non-GAAP) (d)	7.42	7.82	7.91	8.19	8.14
(C)/(I) Adjusted tangible common equity to risk weighted assets (“TCE/RWA”) (Non-GAAP) (d)	8.86	9.30	10.26	10.30	9.90
(H)/(F) Return on average common equity (“ROE”) (GAAP) (d)	9.60	3.64	9.83	0.99	(1.16)
(H)/(G) Return on average tangible common equity (“ROTCE”) (Non-GAAP) (d)	10.59	3.97	10.62	1.07	(1.25)

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” See Note 1 – Summary of Significant Accounting Policies for additional information.

(a)	Included in Total equity on the Consolidated Statements of Condition.

(b)	Includes Goodwill and other intangible assets, net of amortization.

(c)	Defined by and calculated in conformity with bank regulations applicable to FHN.

(d)	See Glossary of Terms for definition of ratio.

FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted Tangible Common Equity to Risk Weighted Assets (“TCE/RWA”)  –  Common equity excluding intangible assets and unrealized gains/(losses) on available-for-sale securities divided by risk weighted assets.

Allowance for Loan Losses (“ALLL”)  –  Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Agencies  –  In this annual report, Agencies are collectively GSEs plus GNMA.

Basis Point  –  The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure spreads and movements in interest yields and rates and in measures based on interest yields and rates.

Book Value Per Common Share  –  A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial and Standby Letters of Credit  –  Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers’ payables and receivables. Standby letters of credit are issued by an entity to ensure its customers’ performance in dealing with others.

Commitment to Extend Credit (“Unfunded Commitments”)  –  Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Common Equity Tier 1  –  A measure of a company’s capital position under U.S. Basel III capital rules, which includes common equity less goodwill, other intangibles and certain other required regulatory deductions as defined in those rules.

Core Businesses  –  Management treats regional banking, fixed income, and corporate as FHN’s core businesses. Non-strategic has significant legacy assets and operations that are being wound down.

Core Deposits  –  Core deposits consist of all interest-bearing and noninterest-bearing deposits, except brokered deposits and certificates of deposit over $250,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument  –  A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings/(Loss) Per Common Share (“Diluted EPS”)  –  Net income/(loss) available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Discharged Bankruptcies  –  Residential real estate secured loans where the borrower has been discharged from personal liability through bankruptcy proceedings. Such loans that have not been reaffirmed by the borrower are charged down to estimated collateral value less disposition costs (net realizable value) and are reported as nonaccruing TDRs.

Discounted Cash Flow (“DCF Method”)  –  A valuation method based on the present value of expected future payments discounted at the loan’s effective interest rate.

Earning Assets  –  Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings/(Loss) Per Common Share (“EPS”)  –  Net income/(loss) available to common shareholders, divided by the weighted average number of common shares outstanding.

FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Fully Taxable Equivalent (“FTE”)  –  Reflects the amount of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Forward Contracts  –  Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Government Sponsored Entities (“GSEs”)  –  In this annual report, the term “GSEs” includes Fannie Mae and Freddie Mac.

Individually Impaired Loans  –  Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment.

Interest Rate Caps and Floors  –  Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper “capped” level or falls below a fixed lower “floor” level on specified future dates.

Interest Rate Option  –  A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Swap  –  An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions  –  Options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio  –  Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available-for-sale securities less certain regulatory disallowances applied to Common Equity Tier 1 capital and Tier 1 capital including goodwill, certain other intangible assets, the disallowable portion of deferred tax assets and other disallowed assets, and other regulatory adjustments.

Lower of Cost or Market (“LOCOM”)  –  A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.

Market Capitalization  –  Market value of a company. Computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities (“MBS”)  –  Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Warehouse  –  Mortgage loans that have been closed and funded and are awaiting sale and delivery into the secondary market. Also includes loans that management does not have the intent to hold for the foreseeable future.

Mortgage Servicing Rights (“MSR”)  –  The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Margin (“NIM”)  –  Expressed as a percentage, net interest margin is a ratio computed by dividing a day-weighted fully taxable equivalent net interest income by average earning assets.

FIRST HORIZON NATIONAL CORPORATION

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Net Interest Spread  –  The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual or Nonperforming Loans (“NPLs”)  –  Loans on which interest accruals have been discontinued due to the borrower’s financial difficulties. Interest income on these loans is generally reported on a cash basis as it is collected after recovery of principal.

Non-GAAP  –  Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 31 of MD&A.

Nonperforming Assets (“NPAs”)  –  Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.

Origination Fees  –  A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses  –  The periodic charge to earnings for inherent losses in the loan portfolio.

Purchased Credit-Impaired (“PCI”) Loans  –  Acquired loans that have exhibited deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured.

Purchase Obligation  –  An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Restricted Real Estate Loans and Secured Borrowings  –  Includes restricted loans that are assets of a consolidated variable interest entity (“VIE”) that can be used only to settle obligations of the consolidated VIE and loans from nonconsolidated VIE in which the securitization did not qualify for sale treatment per GAAP. These loans secure long-term borrowings of the respective VIE.

Return on Average Assets (“ROA”)  –  A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Common Shareholders’ Equity (“ROE”)  –  A measure of profitability that indicates what an institution earned on its shareholders’ investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.

Return on Average Tangible Common Equity (“ROTCE”)  –  A Non-GAAP measure of profitability that is calculated by dividing net income available to common shareholders by average tangible common equity.

Risk-Weighted Assets  –  A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization’s assets and off-balance sheet financial instruments.

Tangible Common Equity to Tangible Assets (“TCE/TA”)  –  A ratio which may be used to evaluate a company’s capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company’s total assets less goodwill and other intangible assets.

Tier 1 Capital Ratio  –  Ratio consisting of shareholders’ equity adjusted for certain unrealized gains/(losses) on available-for-sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-weighted assets.

Total Capital Ratio  –  Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-weighted assets.

Troubled Debt Restructuring (“TDR”)  –  A loan is identified and reported as a TDR when FHN has granted an economic concession to a borrower experiencing financial difficulty.

FIRST HORIZON NATIONAL CORPORATION

ACRONYMS

ADR	Average daily revenue
AFS	Available-for-sale
ALCO	Asset/Liability Committee
ALLL	Allowance for loan losses
ALR	Average loss rate
ALT A	Alternative-A
AOCI	Accumulated Other Comprehensive Income
ASC	FASB Accounting Standards Codification
ASU	Accounting Standards Update
BOLI	Bank-owned life insurance
C&I	Commercial, financial, and industrial loan portfolio
CAS	Credit Assurance Services
CD	Certificate of deposit
CECL	Current Expected Credit Loss
CEO	Chief Executive Officer
CFH	Coastal Financial Holdings
CFPB	Consumer Financial Protection Bureau
CMO	Collateralized mortgage obligations
CRA	Community Reinvestment Act
CRE	Commercial Real Estate
CRMC	Credit Risk Management Committee
DOJ	U.S. Department of Justice
DRA	Definitive resolution agreement
DSCR	Debt service coverage ratios
DTA	Deferred tax asset
DTI	Debt-to-income
DTL	Deferred tax liability
ECP	Equity Compensation Plan
EPS	Earnings per share
ESOP	Employee stock ownership plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FFP	Federal funds purchased
FFS	Federal funds sold
FH	First Horizon
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation or Freddie Mac
FHN	First Horizon National Corporation
FICO	Fair Isaac Corporation
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association or Fannie Mae
FRB	Federal Reserve Bank or the Fed
FTBNA	First Tennessee Bank National Association
FTE	Fully taxable equivalent
FTHC	First Tennessee Housing Corporation

FIRST HORIZON NATIONAL CORPORATION

ACRONYMS (continued)

FTNF	FTN Financial
FTNMC	First Tennessee New Markets Corporation
FTRESC	FT Real Estate Securities Company, Inc.
GAAP	Generally accepted accounting principles
GNMA	Government National Mortgage Association or Ginnie Mae
GSE	Government sponsored enterprises, in this filing references Fannie Mae and Freddie Mac
HAMP	Home Affordable Modification Program
HELOC	Home equity lines of credit
HFS	Held-for-sale
HTM	Held-to-maturity
HUD	Department of Housing and Urban Development
IPO	Initial public offering
ISDA	International Swap and Derivatives Association
IRS	Internal Revenue Service
LEP	Loss emergence period
LGD	Loss given default
LIBOR	London Inter-Bank Offered Rate
LIHTC	Low Income Housing Tax Credit
LLC	Limited Liability Company
LOCOM	Lower of cost or market
LRRD	Loan Rehab and Recovery Department
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management’s Discussion and Analysis of Financial Condition and Results of Operations
MI	Private mortgage insurance
MSR	Mortgage servicing rights
MSRB	Municipal Securities Rulemaking Board
NAICS	North American Industry Classification System
NII	Net interest income
NIM	Net interest margin
NMTC	New Market Tax Credit
NOL	Net operating loss
NPA	Nonperforming asset
NPL	Nonperforming loan
NSF	Non-sufficient funds
OCC	Office of the Comptroller of the Currency
OIS	Overnight indexed swap
ORE	Other Real Estate-owned
OTC	One-time close, a mortgage product which allowed simplified conversion of a construction loan to permanent financing
OTTI	Other than temporary impairment
PCAOB	Public Company Accounting Oversight Board
PCI	Purchased credit impaired
PD	Probability of default
PM	Portfolio managers
PreTSL	Preferred Term Securities Limited

FIRST HORIZON NATIONAL CORPORATION

ACRONYMS (continued)

PSU	Performance Stock Unit
R/E	Real estate
REIT	Real estate investment trust
Res CRE	Residential commercial real estate construction loan portfolio or residential CRE
RM	Relationship managers
ROA	Return on assets
ROE	Return on common equity
ROTCE	Return on tangible common equity
RPL	Reasonably Possible Loss
RSU	Restricted stock unit
RWA	Risk-weighted assets
SBA	Small Business Administration
SEC	Securities and Exchange Commission
SVaR	Stressed Value-at-Risk
TA	Tangible assets
TAB	TrustAtlantic Bank
TAF	TrustAtlantic Financial Corporation
TCE	Tangible common equity
TDR	Troubled Debt Restructuring
TRUP	Trust preferred loan
UPB	Unpaid principal balance
USDA	United States Department of Agriculture
UTB	Unrecognized tax benefit
VA	Veterans Administration
VaR	Value-at-Risk
VIE	Variable Interest Entities

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

Management assessed the effectiveness of First Horizon National Corporation’s internal control over financial reporting as of December 31, 2016. This assessment was based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2016.

First Horizon National Corporation’s independent auditors have issued an attestation report on First Horizon National Corporation’s internal control over financial reporting. That report appears on the following page.

FIRST HORIZON NATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited First Horizon National Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, First Horizon National Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated February 27, 2017 expressed an unqualified opinion on those consolidated financial statements.

Memphis, Tennessee
February 27, 2017

FIRST HORIZON NATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Memphis, Tennessee
February 27, 2017

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands, except per share amounts)	December 31
	2016	2015

Assets:
Cash and due from banks	$373,274	$300,811
Federal funds sold	50,838	114,479
Securities purchased under agreements to resell (Note 23)	613,682	615,773

Total cash and cash equivalents	1,037,794	1,031,063

Interest-bearing cash	1,060,034	602,836
Trading securities	897,071	881,450
Loans held-for-sale (a)	111,248	126,342
Securities available-for-sale (Note 3)	3,943,499	3,929,846
Securities held-to-maturity (Note 3)	14,347	14,320
Loans, net of unearned income (Note 4) (b)	19,589,520	17,686,502
Less: Allowance for loan losses (Note 5)	202,068	210,242

Total net loans	19,387,452	17,476,260

Goodwill (Note 7)	191,371	191,307
Other intangible assets, net (Note 7)	21,017	26,215
Fixed income receivables	57,411	63,660
Premises and equipment, net (December 31, 2016 includes $5.8 million classified as held-for-sale) (Note 6)	289,385	275,619
Real estate acquired by foreclosure (c)	16,237	33,063
Derivative assets (Note 22)	121,654	104,365
Other assets	1,406,711	1,436,291

Total assets	$28,555,231	$26,192,637

Liabilities and equity:
Deposits:
Savings	$9,428,197	$7,811,191
Time deposits (Note 8)	706,700	788,487
Other interest-bearing deposits	5,948,439	5,388,526
Certificates of deposit $100,000 and more (Note 8)	648,433	443,389

Interest-bearing	16,731,769	14,431,593
Noninterest-bearing	5,940,594	5,535,885

Total deposits	22,672,363	19,967,478

Federal funds purchased (Note 9)	414,207	464,166
Securities sold under agreements to repurchase (Note 9 and Note 23)	453,053	338,133
Trading liabilities (Note 9)	561,848	566,019
Other short-term borrowings (Note 9)	83,177	137,861
Term borrowings (Note 10)	1,040,656	1,312,677
Fixed income payables	21,002	23,072
Derivative liabilities (Note 22)	135,897	108,339
Other liabilities	467,944	635,306

Total liabilities	25,850,147	23,553,051

Equity:
First Horizon National Corporation Shareholders’ Equity:
Preferred stock – Series A, non-cumulative perpetual, no par value, liquidation preference of $100,000 per share – (shares authorized – 1,000; shares issued – 1,000 on December 31, 2016 and 2015) (Note 11)	95,624	95,624
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 233,623,686 on December 31, 2016 and 238,586,637 on December 31, 2015)	146,015	149,117
Capital surplus	1,386,636	1,439,303
Undivided profits	1,029,032	874,303
Accumulated other comprehensive loss, net (Note 14)	(247,654)	(214,192)

Total First Horizon National Corporation Shareholders’ Equity	2,409,653	2,344,155

Noncontrolling interest (Note 11)	295,431	295,431

Total equity	2,705,084	2,639,586

Total liabilities and equity	$28,555,231	$26,192,637

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” See Note 1 – Summary of Significant Accounting Policies for additional information.

(a)	December 31, 2016 and 2015 include $19.3 million and $22.4 million, respectively, of held-for-sale consumer mortgage loans secured by residential real estate in process of foreclosure.

(b)	December 31, 2016 and 2015 include $28.5 million and $29.7 million, respectively, of held-to-maturity consumer mortgage loans secured by residential real estate in process of foreclosure.

(c)	December 31, 2016 and 2015 include $8.1 million and $14.6 million, respectively, of foreclosed residential real estate.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands except per share data, unless otherwise noted)	Year Ended December 31
	2016	2015	2014

Interest income:
Interest and fees on loans	$679,917	$600,313	$571,798
Interest on investment securities available-for-sale	96,671	93,626	93,233
Interest on investment securities held-to-maturity	789	283	287
Interest on loans held-for-sale	5,506	5,457	11,170
Interest on trading securities	30,779	35,074	31,991
Interest on other earning assets	4,247	1,652	770

Total interest income	817,909	736,405	709,249

Interest expense:
Interest on deposits:
Savings	19,608	11,992	11,562
Time deposits	4,410	5,186	9,076
Other interest-bearing deposits	10,357	4,491	3,078
Certificates of deposit $100,000 and more	5,611	3,481	3,090
Interest on trading liabilities	15,000	15,976	15,390
Interest on short-term borrowings	4,736	3,172	4,765
Interest on term borrowings	29,103	38,387	34,570

Total interest expense	88,825	82,685	81,531

Net interest income	729,084	653,720	627,718
Provision for loan losses	11,000	9,000	27,000

Net interest income after provision for loan losses	718,084	644,720	600,718

Noninterest income:
Fixed income	268,561	231,337	200,595
Deposit transactions and cash management	108,553	112,843	111,951
Brokerage, management fees and commissions	42,911	46,496	49,099
Trust services and investment management	27,727	27,577	27,777
Bankcard income	24,430	22,238	23,697
Bank-owned life insurance	14,687	14,726	16,394
Debt securities gains/(losses), net (Note 3 and Note 14)	1,485	1,836	-
Equity securities gains/(losses), net (Note 3)	(144)	(458)	2,872
All other income and commissions (Note 13)	64,231	60,730	117,659

Total noninterest income	552,441	517,325	550,044

Adjusted gross income after provision for loan losses	1,270,525	1,162,045	1,150,762

Noninterest expense:
Employee compensation, incentives, and benefits	562,948	511,633	478,159
Occupancy	50,880	51,117	54,018
Computer software	45,122	44,724	42,931
Operations services	41,852	39,261	35,247
Equipment rentals, depreciation, and maintenance	27,385	30,864	29,964
Advertising and public relations	21,612	19,187	18,683
FDIC premium expense	21,585	18,027	11,464
Legal fees	21,558	16,287	20,907
Professional fees	19,169	18,922	23,298
Communications and courier	14,265	15,820	16,074
Contract employment and outsourcing	10,061	14,494	19,420
Amortization of intangible assets	5,198	5,253	4,170
Repurchase and foreclosure provision/(provision credit)	(32,722)	-	(4,300)
All other expense (Note 13)	116,291	268,202	82,496

Total noninterest expense	925,204	1,053,791	832,531

Income/(loss)before income taxes	345,321	108,254	318,231
Provision/(benefit) for income taxes (Note 15)	106,810	10,941	84,185

Net income/(loss)	$238,511	$97,313	$234,046

Net income attributable to noncontrolling interest	11,465	11,434	11,527

Net income/(loss) attributable to controlling interest	$227,046	$85,879	$222,519

Preferred stock dividends	6,200	6,200	6,200

Net income/(loss) available to common shareholders	$220,846	$79,679	$216,319

Basic earnings/(loss) per share (Note 16)	$0.95	$0.34	$0.92

Diluted earnings/(loss) per share (Note 16)	$0.94	$0.34	$0.91

Weighted average common shares (Note 16)	232,700	234,189	234,997

Diluted average common shares (Note 16)	235,292	236,266	236,735

Cash dividends declared per common share	$0.28	$0.24	$0.20

Certain previously reported amounts have been reclassified to agree with current presentation.

See accompanying notes to consolidated financial statements.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)	Year Ended December 31
	2016	2015	2014

Net income/(loss)	$238,511	$97,313	$234,046
Other comprehensive income/(loss), net of tax:
Net unrealized gains/(losses) on securities available-for-sale	(20,626)	(15,187)	29,822
Net unrealized gains/(losses) on cash flow hedges	(1,265)	-	-
Net unrealized gains/(losses) on pension and other postretirement plans	(11,571)	(10,759)	(68,059)

Other comprehensive income/(loss)	(33,462)	(25,946)	(38,237)

Comprehensive income	205,049	71,367	195,809

Comprehensive income attributable to noncontrolling interest	11,465	11,434	11,527

Comprehensive income attributable to controlling interest	$193,584	$59,933	$184,282

Income tax expense/(benefit) of items included in Other comprehensive income:
Net unrealized gains/(losses) on securities available-for-sale	$(12,810)	$(9,445)	$18,135
Net unrealized gains/(losses) on cash flow hedges	(780)	-	-
Net unrealized gains/(losses) on pension and other postretirement plans	(7,172)	(6,689)	(42,842)

See accompanying notes to consolidated financial statements.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars and shares in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest

Balance, December 31, 2013	236,370	$2,488,377	$95,624	$147,731	$1,416,767	$682,833	$(150,009)	$295,431
Net income/(loss)	-	234,046	-	-	-	222,519	-	11,527
Other comprehensive income/(loss):
Net unrealized gains/(losses) on securities available-for-sale	-	29,822	-	-	-	-	29,822	-
Net unrealized gains/(losses) on pension and other postretirement plans	-	(68,059)	-	-	-	-	(68,059)	-

Comprehensive income/(loss)	-	195,809	-	-	-	222,519	(38,237)	11,527

Cash dividends declared:
Preferred stock ($6,200 per share)	-	(6,200)	-	-	-	(6,200)	-	-
Common stock ($.20 per share)	-	(47,567)	-	-	-	(47,567)	-	-
Common stock repurchased (b)	(3,554)	(43,579)	-	(2,221)	(41,358)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	1,404	2,146	-	877	1,269	-	-	-
Tax benefit/(benefit reversal) – stock-based
compensation expense	-	(7,220)	-	-	(7,220)	-	-	-
Stock-based compensation expense	-	11,351	-	-	11,351	-	-	-
Dividends declared – noncontrolling interest of
subsidiary preferred stock	-	(11,527)	-	-	-	-	-	(11,527)

Balance, December 31, 2014	234,220	2,581,590	95,624	146,387	1,380,809	851,585	(188,246)	295,431
Net income/(loss)	-	97,313	-	-	-	85,879	-	11,434
Other comprehensive income/(loss):
Net unrealized gains/(losses) on securities available-for-sale	-	(15,187)	-	-	-	-	(15,187)	-
Net unrealized gains/(losses) on pension and other postretirement plans	-	(10,759)	-	-	-	-	(10,759)	-

Comprehensive income/(loss)	-	71,367	-	-	-	85,879	(25,946)	11,434

Cash dividends declared:
Preferred stock ($6,200 per share)	-	(6,200)	-	-	-	(6,200)	-	-
Common stock ($.24 per share)	-	(56,961)	-	-	-	(56,961)	-	-
Common stock repurchased (b)	(2,277)	(32,648)	-	(1,423)	(31,225)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	1,550	6,929	-	969	5,960	-	-	-
Equity issued for acquisition	5,094	72,791	-	3,184	69,607	-	-	-
Tax benefit/(benefit reversal) – stock-based
compensation expense	-	356	-	-	356	-	-	-
Stock-based compensation expense	-	13,796	-	-	13,796	-	-	-
Dividends declared – noncontrolling interest of
subsidiary preferred stock	-	(11,434)	-	-	-	-	-	(11,434)

Balance, December 31, 2015	238,587	2,639,586	95,624	149,117	1,439,303	874,303	(214,192)	295,431
Net income/(loss)	-	238,511	-	-	-	227,046	-	11,465
Other comprehensive income/(loss):
Net unrealized gains/(losses) on securities available-for-sale	-	(20,626)	-	-	-	-	(20,626)	-
Net unrealized gains/(losses) on cash flow hedges	-	(1,265)	-	-	-	-	(1,265)	-
Net unrealized gains/(losses) on pension and other postretirement plans	-	(11,571)	-	-	-	-	(11,571)	-

Comprehensive income/(loss)	-	205,049	-	-	-	227,046	(33,462)	11,465

Cash dividends declared:
Preferred stock ($6,200 per share)	-	(6,200)	-	-	-	(6,200)	-	-
Common stock ($.28 per share)	-	(66,160)	-	-	-	(66,160)	-	-
Common stock repurchased (b)	(7,653)	(97,396)	-	(4,783)	(92,613)	-	-	-
Common stock issued for:
Stock options and restricted stock – equity awards	2,690	22,521	-	1,681	20,840	-	-	-
Tax benefit/(benefit reversal) – stock-based
compensation expense	-	1,613	-	-	1,613	-	-	-
Stock-based compensation expense	-	17,536	-	-	17,536	-	-	-
Dividends declared – noncontrolling interest of
subsidiary preferred stock	-	(11,465)	-	-	-	-	-	(11,465)
Other	-	-	-	-	(43)	43	-	-

Balance, December 31, 2016	233,624	$2,705,084	$95,624	$146,015	$1,386,636	$1,029,032	$(247,654)	$295,431

Certain previously reported amounts have been reclassified to agree with current presentation.

See accompanying notes to consolidated financial statements.

(a)	Due to the nature of the preferred stock issued by FHN’s subsidiaries, all components of other comprehensive income/(loss) have been attributed solely to FHN as the controlling interest holder.

(b)	2016, 2015 and 2014 include $93.5 million, $28.4 million and $38.5 million, respectively, repurchased under share repurchase programs.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31
		2016	2015	2014

Operating	Net income/(loss)	$238,511	$97,313	$234,046
Activities	Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:
	Provision for loan losses	11,000	9,000	27,000
	Provision/(benefit) for deferred income taxes	79,604	24,196	3,729
	Depreciation and amortization of premises and equipment	32,387	35,780	35,715
	Amortization of intangible assets	5,198	5,253	4,170
	Net other amortization and accretion	27,088	19,710	17,009
	Net (increase)/decrease in derivatives	1,886	(6,617)	170
	Fair value adjustment on mortgage servicing rights	-	-	(1,248)
	Repurchase and foreclosure provision/(provision credit)	(31,400)	-	(4,300)
	Losses and write-downs on other real estate, net	8	1,258	2,160
	Litigation and regulatory matters	13,400	15,118	56,187
	Stock-based compensation expense	17,536	13,796	11,351
	(Tax benefit)/benefit reversal – stock based compensation expense	(1,613)	(356)	7,220
	Equity securities (gains)/losses, net	144	458	(2,872)
	Debt securities (gains)/losses, net	(1,485)	(1,836)	-
	Gain on extinguishment of debt	-	(5,793)	4,166
	Loss on deconsolidation of securitization trusts	-	-	1,960
	Net (gains)/losses on sale/disposal of fixed assets	3,447	454	1,906
	Proceeds from sale of mortgage servicing rights	-	-	70,204
	Loans held-for-sale:
	Purchases and originations	(165,887)	(9,731)	(23,960)
	Gross proceeds from settlements and sales	181,136	25,587	300,984
	(Gain)/loss due to fair value adjustments and other	(155)	(913)	(48,157)
	Qualified pension plan contribution	(165,000)	-	-
	Net (increase)/decrease in:
	Trading securities	(18,050)	311,210	(392,806)
	Fixed income receivables	6,249	(21,172)	2,767
	Interest receivable	1,627	4,804	1,911
	Other assets	(7,191)	(78,824)	294,139
	Net increase/(decrease) in:
	Trading liabilities	(4,171)	(28,295)	225,966
	Fixed income payables	(2,070)	4,915	(3,016)
	Interest payable	(4,535)	(9,124)	169
	Other liabilities	(36,546)	(39,153)	(121,862)

	Total adjustments	(57,393)	269,725	470,662

	Net cash provided/(used) by operating activities	181,118	367,038	704,708

Investing	Available-for-sale securities:
Activities	Sales	444,222	69,650	7,829
	Maturities	736,956	664,335	627,487
	Purchases	(1,239,912)	(1,066,194)	(751,365)
	Held-to-maturity securities:
	Purchases	-	(10,000)	-
	Premises and equipment:
	Sales	11,396	41,143	3,507
	Purchases	(62,554)	(39,947)	(31,404)
	Proceeds from sale of other real estate	27,135	23,253	53,046
	Net (increase)/decrease in:
	Loans (a)	(1,931,026)	(1,216,419)	(917,848)
	Interests retained from securitizations classified as trading securities	2,429	1,731	1,692
	Interest-bearing cash	(457,198)	1,019,131	(891,670)
	Cash received/(paid) for business combination, net	-	(5,087)	413,352

	Net cash provided/(used) by investing activities	(2,468,552)	(518,404)	(1,485,374)

Financing	Common stock:
Activities	Stock options exercised	22,479	7,219	1,864
	Cash dividends paid	(63,504)	(53,947)	(47,366)
	Repurchase of shares (b)	(97,396)	(32,648)	(43,579)
	Tax benefit/(benefit reversal) – stock based compensation expense	1,613	356	(7,220)
	Cash dividends paid – preferred stock – noncontrolling interest	(11,434)	(11,559)	(11,465)
	Cash dividends paid – Series A preferred stock	(6,200)	(6,200)	(6,200)
	Term borrowings:
	Issuance	100	495,555	396,393
	Payments/maturities	(267,527)	(1,026,708)	(23,572)
	Increases in restricted and secured term borrowings	-	-	2,310
	Net cash paid to deconsolidate/collapse securitization trusts	-	-	(225,151)
	Net increase/(decrease) in:
	Deposits	2,705,757	1,555,280	898,232
	Short-term borrowings	10,277	(816,324)	89,916

	Net cash provided/(used) by financing activities	2,294,165	111,024	1,024,162

	Net increase/(decrease) in cash and cash equivalents	6,731	(40,342)	243,496

	Cash and cash equivalents at beginning of period	1,031,063	1,071,405	827,909

	Cash and cash equivalents at end of period	$1,037,794	$1,031,063	$1,071,405

Supplemental	Total interest paid	$92,456	$90,722	$81,151
Disclosures	Total taxes paid	11,609	14,990	77,779
	Total taxes refunded	3,950	33,909	3,947
	Transfer from loans to other real estate owned	10,317	16,728	23,566

Certain previously reported amounts have been reclassified to agree with current presentation.

See accompanying notes to consolidated financial statements.

(a)	2016 includes $537.4 million UPB of loans acquired from GE Capital.

(b)	2016, 2015 and 2014 include $93.5 million, $28.4 million and $38.5 million, respectively, repurchased under share repurchase programs.

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

Business Combinations. FHN accounts for acquisitions meeting the definition of a business combination in accordance with ASC 805, “Business Combinations,” which requires acquired assets and liabilities (other than tax and certain benefit plan balances) to be recorded at fair value. Business combinations are included in the financial statements from the respective dates of acquisition. Acquisition related costs are expensed as incurred.

Revenue Recognition. FHN derives a significant portion of its revenues from fee-based services. Noninterest income from transaction-based fees is generally recognized when the transactions are completed. Noninterest income from service-based fees is generally recognized over the period in which FHN provides the service.

Deposit Transactions and Cash Management. Deposit transactions and cash management include fees for services related to consumer and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients.

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

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at fair market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in fixed income noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

Statements of Condition as “Fixed income receivables” or “Fixed income payables.” Retained interests from sales and securitizations of first lien mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in other income on the Consolidated Statements of Income. Cash receipts and payments are classified in investing activities on the Consolidated Statements of Cash Flows based on the purpose for which such financial assets were retained.

Investment Securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment (“OTTI”). The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and FHN’s intent and ability to hold the security. Debt securities that may be sold prior to maturity and equity securities are classified as securities available-for-sale (“AFS”) and are carried at fair value. The unrealized gains and losses on securities available-for-sale, including debt securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders’ equity and the Statements of Comprehensive Income. Debt securities which management has the intent and ability to hold to maturity (“HTM”) are reported at amortized cost.

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

National banks chartered by the federal government are, by law, members of the Federal Reserve System. Each member bank is required to own stock in its regional Federal Reserve Bank (“FRB”). Given this requirement, FRB stock may not be sold, traded, or pledged as collateral for loans. Membership in the Federal Home Loan Bank (“FHLB”) network requires ownership of capital stock. Member banks are entitled to borrow funds from the FHLB and are required to pledge mortgage loans as collateral. Investments in the FHLB are non-transferable and, generally, membership is maintained primarily to provide a source of liquidity as needed. Other equity investments include a mutual fund which is recognized at net asset value as well as various cost method investments that are subject to impairment reviews when recovery of the recorded investment is considered uncertain.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase. FHN enters into short-term securities purchased under agreements to resell transactions which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. All of FHN’s securities purchased under agreements to resell are recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the FRB or to the applicable counterparty. Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold under agreements to repurchase are also used by the consumer/commercial bank to obtain favorable borrowing rates on its purchased funds. All of FHN’s securities sold under agreements to repurchase are secured borrowings.

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

Loans Held-for-Sale. Loans originated or purchased in which management lacks the intent to hold are included in loans held-for-sale in the Consolidated Statements of Condition. FHN has elected the fair value option on a prospective basis for certain mortgage loans held for sale, including loans originated subsequent to 2007 and repurchased loans that are not governmentally insured. Such loans are carried at fair value, with changes in the fair value recognized in the other income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded by FHN when earned and related direct loan origination costs are recognized when incurred. See Note 24 – Fair Value of Assets and Liabilities for additional information. FHN accounts for Small Business Administration loans, mortgage loans held-for-sale which were originated prior to 2008 and mortgage loans held-for-sale for which fair value accounting was not elected (primarily repurchased government-insured loans) at the lower of cost or market value (“LOCOM”).

Loans. Generally, loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans or charge-off. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period.

Nonaccrual and Past Due Loans. Generally, loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance due to insufficient collateral value and past due status, or on a case-by-case basis if FHN continues to receive payments, but there are other borrower-specific issues.

•	The accrual status policy for commercial troubled debt restructurings (“TDRs”) follows the same internal policies and procedures as other commercial portfolio loans.

•

Residential real estate secured loans discharged in bankruptcy that have not been reaffirmed by the borrower (“discharged bankruptcies”) are placed on nonaccrual regardless of delinquency status and are reported as TDRs.

•

Current second lien residential real estate loans that are junior to first liens are placed on nonaccrual status if the first lien is 90 or more days past due, is a bankruptcy, or is a troubled debt restructuring.

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

For commercial and consumer loans within each portfolio segment and class that have been placed on nonaccrual status, accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual loans are normally applied to outstanding principal first. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Generally, commercial and consumer loans within each portfolio segment and class that have been placed on nonaccrual status can be returned to accrual status if all principal and interest is current and FHN expects full repayment of the remaining contractual principal and interest. This typically requires that a borrower make

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

payments in accordance with the contractual terms for a sustained period of time (generally for a minimum of six months) before being returned to accrual status. For TDRs, FHN may also consider a borrower’s sustained historical repayment performance for a reasonable time prior to the restructuring in assessing whether the borrower can meet the restructured terms, as it may indicate whether the borrower is capable of servicing the level of debt under the modified terms.

Residential real estate loans discharged through Chapter 7 bankruptcy and not reaffirmed by the borrower are not returned to accrual status. For current second liens that have been placed on nonaccrual because the first lien is 90 or more days past due or is a TDR or bankruptcy, the second lien may be returned to accrual upon pay-off or cure of the first lien.

Charge-offs. For all commercial and consumer loan portfolio segments, all losses of principal are charged to the allowance for loan losses (“ALLL”) in the period in which the loan is deemed to be uncollectible.

For consumer loans, the timing of a full or partial charge-off generally depends on the loan type and delinquency status. Generally, for the consumer real estate and permanent mortgage portfolio segments, a loan will be either partially or fully charged-off when it becomes 180 days past due. At this time, if the collateral value does not support foreclosure, balances are fully charged-off and other avenues of recovery are pursued. If the collateral value supports foreclosure, the loan is charged-down to net realizable value (collateral value less estimated costs to sell) and is placed on nonaccrual status. For residential real estate loans discharged in Chapter 7 bankruptcy and not reaffirmed by the borrower, the fair value of the collateral position is assessed at the time FHN is made aware of the discharge and the loan is charged down to the net realizable value (collateral value less estimated costs to sell). Within the credit card and other portfolio segment, credit cards and installment loans secured by automobiles are normally charged-off upon reaching 180 days past due while other non-real estate consumer loans are charged-off upon reaching 120 days past due.

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

Purchased Credit-Impaired Loans. ASC 310-30 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” provides guidance for acquired loans that have exhibited deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is not reasonably assured (“PCI loans”). PCI loans are initially recorded at fair value which is estimated by discounting expected cash flows at acquisition date. The expected cash flows include all contractually expected amounts (including interest) and incorporate an estimate for future expected credit losses, pre-payment assumptions, and yield requirement for a market participant, among other things. To the extent possible, certain PCI loans were aggregated into pools with composite interest rate and cash flows expected to be collected for the pool. Aggregation into loan pools is based upon common risk characteristics that include similar credit risk or risk ratings, and one or more predominant risk characteristics. Each PCI pool is accounted for as a single unit.

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

Allowance for Loan Losses. The ALLL is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. The ALLL is increased by the provision for loan losses and loan recoveries and is decreased by loan charge-offs. The ALLL is determined in accordance with ASC 450-20-50 “Contingencies – Accruals for Loss Contingencies” and is composed of reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous consumer and commercial loans. The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics. Additionally, the ALLL includes specific reserves established in accordance with ASC 310-10-35 for loans determined by management to be individually impaired as well as reserves associated with PCI loans. Management uses analytical models to estimate probable incurred losses in the loan portfolio as of the balance sheet date. The models, which are primarily driven by historical losses, are carefully reviewed to identify trends that may not be captured in the historical loss factors used in the models. Management uses qualitative adjustments for those items not yet captured in the models like current events, recent trends in the portfolio, current underwriting guidelines, and local and macroeconomic trends, among other things.

The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment. See Note 5 – Allowance for Loan Losses for a discussion of FHN’s ALLL methodology and a description of the models utilized in the estimation process for the commercial and consumer loan portfolios.

Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent), the present value of expected future cash flows or by observable market prices; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) reserve rates for the commercial segment are calculated based on historical net charge-offs and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); (4) management’s estimate of probable incurred losses reflects the reserve rates applied against the balance of loans in the commercial segment of the loan portfolio; (5) consumer loans are generally segmented based on loan type; (6) reserve amounts for each consumer portfolio segment are calculated using analytical models based on delinquency trends and net loss experience and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); and (7) the reserve amount for each consumer portfolio segment reflects management’s estimate of probable incurred losses in the consumer segment of the loan portfolio.

Impairment related to individually impaired loans is measured in accordance with ASC 310-10. For all commercial portfolio segments, commercial TDRs and other individually impaired commercial loans are measured based on the present value of expected future payments discounted at the loan’s effective interest rate (“the DCF method”), observable market prices, or for loans that are solely dependent on the collateral for repayment, the net realizable value (collateral value less estimated costs to sell). Impaired loans also include consumer TDRs.

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

Real Estate Acquired by Foreclosure. Real estate acquired by foreclosure or other real estate-owned (“ORE”) consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. At the time of foreclosure and in conjunction with the transfer from loans to real estate acquired by foreclosure, there is a charge-off against the ALLL if the estimated fair value less costs to sell is less than the loan’s cost basis. Subsequent declines in fair value and gains or losses on dispositions, if any, are charged to All other expense on the Consolidated Statements of Income. Prior to January 1, 2015, properties acquired by foreclosure in compliance with HUD servicing guidelines are included in “Real estate acquired by foreclosure” and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2016, FHN had $5.0 million of these foreclosed properties.

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

Additionally, DTAs are subject to a “more likely than not” test to determine whether the full amount of the DTAs should be recognized in the financial statements. FHN evaluates the likelihood of realization of the DTA based on both positive and negative evidence available at the time, including (as appropriate) scheduled reversals of DTLs, projected future taxable income, tax planning strategies, and recent financial performance. If the “more likely than not” test is not met, a valuation allowance must be established against the DTA. In the event FHN determines that DTAs are realizable in the future in excess of their net recorded amount, FHN would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

FHN records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized. FHN’s ASC 740 policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties are included within the related tax asset/liability line in the consolidated balance sheet.

FHN uses the flow-through method to account for federal investment tax credits earned on eligible research and development expenditures and for state investment tax credits. Under this method, the investment tax credits are recognized as a reduction to income tax expense in the year they are earned.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2013. FHN is currently under audit in several states.

Earnings per Share. Earnings per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding adjusted to include the number of additional common shares that would have been outstanding if the potential dilutive common shares resulting from restricted shares or units and options granted under FHN’s equity compensation plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in periods in which a net loss available to common shareholders exists.

Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. Stock options are valued using an option-pricing model, such as Black-Scholes. Restricted and performance shares and share units are valued at the stock price on the grant date. Awards with post-vesting transfer restrictions are discounted using models that reflect market considerations for illiquidity. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

vesting period) and is adjusted for anticipated forfeitures. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. If a performance period extends beyond the required service term, total expense is adjusted for changes in estimated achievement through the end of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date. Performance awards with pre-grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. Awards are amortized using the nonsubstantive vesting methodology which requires that expense associated with awards having only service vesting criteria that continue vesting after retirement be recognized over a period ending no later than an employee’s retirement eligibility date.

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

Contingency Accruals. Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. FHN establishes loss contingency liabilities for matters when loss is both probable and reasonably estimable in accordance with ASC 450-20-50 “Contingencies – Accruals for Loss Contingencies”. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a liability to be established at the low end of the range. Expected recoveries from insurance and indemnification arrangements are recognized if they are considered equally as probable and reasonably estimable as the related loss contingency up to the recognized amount of the estimated loss. Gain contingencies and expected recoveries from insurance and indemnification arrangements in excess of the associated recorded estimated losses are recognized when received. Recognized recoveries are recorded as offsets to the related expense in the Consolidated Statements of Income. The favorable resolution of a gain contingency generally results in the recognition of other income in the Consolidated Statements of Income.

Summary of Accounting Changes. Effective January 1, 2016, FHN early adopted the provisions of ASU 2016-05, “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships,” on a prospective basis. ASU 2016-05 clarifies that a change in the counterparty of a derivative instrument that has been designated as the hedging instrument in an accounting hedge relationship does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. FHN considers the revised guidance to better reflect the nature of hedge accounting relationships by clarifying that, when considered solely, the counterparty is not a critical term in a hedge relationship. Because FHN has applied specific SEC staff guidance for novation (to facilitate central clearing requirements) of derivatives to prior and existing accounting hedge relationships, adoption of ASU 2016-05 had no effect on FHN.

Effective January 1, 2016, FHN early adopted the provisions of ASU 2016-06, “Contingent Put and Call Options in Debt Instruments,” which resolves diversity in practice for the bifurcation assessment when a contingent put or call option is embedded within a hybrid debt instrument. ASU 2016-06 clarifies that an entity is not required to assess whether the triggering event is related to interest rate or credit risks when performing the bifurcation analysis. FHN’s existing bifurcation assessment process conforms to the methodology outlined in ASU 2016-06.

Effective January 1, 2016, FHN adopted the provisions of ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition in determining expense recognition for the award. Thus, compensation cost is recognized over the requisite service period based on the

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

probability of achievement of the performance condition. Expense is adjusted after the requisite service period for changes in the probability of achievement. The adoption of ASU 2014-12 had no effect on FHN.

Effective January 1, 2016, FHN adopted the provisions of ASU 2015-02, “Amendments to the Consolidation Analysis.” ASU 2015-02 revises current consolidation guidance to modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities. ASU 2015-02 also eliminates the presumption that a general partner should consolidate a limited partnership, revises the consolidation analysis for reporting entities that have fee arrangements and related party relationships with variable interest entities, and provides a scope exception for entities with interests in registered money market funds. The adoption of ASU 2015-02 had no significant effect on FHN.

Effective January 1, 2016, FHN adopted the provisions of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented as a direct reduction from the carrying value of that debt liability, consistent with debt discounts. ASU 2015-03 requires application on a retrospective basis, with prior periods revised to reflect the effects of adoption. Consistent with prior requirements, FHN previously classified debt issuance costs within Other assets in the Consolidated Statements of Condition. The adoption of ASU 2015-03 had no effect on FHN’s recognition of interest expense. The effects of the retrospective application of the change in presentation of debt issuance costs are summarized in the table below.

(Dollars in thousands)	As of December 31
2015

Increase/(decrease) to previously reported Consolidated Statements of Condition amounts:
Other assets	$(2,499)
Term Borrowings	(2,499)

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If such events or conditions exist, additional disclosures are required and management should evaluate whether its plans sufficiently alleviate the substantial doubt. ASU 2014-15 is effective for the annual period ending after December 15, 2016 and all interim and annual periods thereafter. The provisions of ASU 2014-15 did not affect FHN.

Accounting Changes Issued but Not Currently Effective In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 does not change revenue recognition for financial assets. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In February 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations,” which provides additional guidance on whether an entity should recognize revenue on a gross or net basis, based on which party controls the specified good or service before that good or service is transferred to a customer. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing,” which clarifies the original guidance included in ASU 2014-09 for identification of the goods or services provided to customers and enhances the implementation guidance for licensing arrangements. ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients,” was issued in May 2016 to provide additional guidance for the implementation and application of ASU 2014-09. “Technical Corrections and Improvements” ASU 2016-20 was issued in December 2016 and provides further guidance on certain issues. These ASUs are effective in annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted for annual reporting periods

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

beginning after December 15, 2016, and associated interim periods. Transition to the new requirements may be made by retroactively revising prior financial statements (with certain practical expedients permitted) or by a cumulative effect through retained earnings. If the latter option is selected, additional disclosures are required for comparability. FHN will not early adopt these ASUs and is evaluating their effects on its revenue recognition practices. Currently, FHN anticipates that it will elect to adopt the provisions of the revenue recognition standards through a cumulative effect to retained earnings with comparability disclosures provided throughout 2018.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 makes several revisions to the accounting, presentation and disclosure for financial instruments. Equity investments (except those accounted for under the equity method, those that result in consolidation of the investee, and those held by entities subject to specialized industry accounting which already apply fair value through earnings) are required to be measured at fair value with changes in fair value recognized in net income. This excludes FRB and FHLB stock holdings which are specifically exempted from the provisions of ASU 2016-01. An entity may elect to measure equity investments that do not have readily determinable market values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar instruments from the same issuer. ASU 2016-01 also requires a qualitative impairment review for equity investments without readily determinable fair values, with measurement at fair value required if impairment is determined to exist. For liabilities for which fair value has been elected, ASU 2016-01 revises current accounting to record the portion of fair value changes resulting from instrument-specific credit risk within other comprehensive income rather than earnings. FHN has not elected fair value accounting for any existing financial liabilities. Additionally, ASU 2016-01 clarifies that the need for a valuation allowance on a deferred tax asset related to available-for-sale securities should be assessed in combination with all other deferred tax assets rather than being assessed in isolation. ASU 2016-01 also makes several changes to existing fair value presentation and disclosure requirements, including a provision that all disclosures must use an exit price concept in the determination of fair value. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Transition will be through a cumulative effect adjustment to retained earnings for equity investments with readily determinable fair values. Equity investments without readily determinable fair values, for which the accounting election is made, will have any initial fair value marks recorded through earnings prospectively after adoption.

Upon adoption, FHN will reclassify all equity investments out of available-for-sale securities, leaving only debt securities within this classification. FHN has evaluated the nature of its current equity investments and determined that substantially all qualify for the election available to assets without readily determinable fair values, including its holdings of Visa Class B shares. Accordingly, FHN intends to apply this election and any fair value marks for these investments will be recognized through earnings on a prospective basis subsequent to adoption. FHN continues to evaluate the appropriate characteristics of “similar” instruments as well as related valuation inputs and methodologies for its equity investments without readily determinable fair values. The requirements of ASU 2016-01 related to assessment of deferred tax assets and disclosure of the fair value of financial instruments will not have a significant effect on FHN because its current accounting and disclosure practices conform to the requirements of ASU 2016-01. FHN also continues to evaluate the impact of ASU 2016-01 on other aspects of its current accounting and disclosure practices.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which requires a lessee to recognize in its statement of condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 leaves lessor accounting largely unchanged from prior standards. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. All other leases must be classified as financing or operating leases which depends on the relationship of the lessee’s rights to the economic value of the leased asset. For finance leases, interest on the lease liability is recognized separately from amortization of the right-of-use asset in earnings, resulting in higher expense in the earlier portion of the lease term. For operating leases, a single lease cost is calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis.

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

In transition to ASU 2016-02, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply, which would result in continuing to account for leases that commence before the effective date in accordance with previous requirements (unless the lease is modified) except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous requirements. ASU 2016-02 also requires expanded qualitative and quantitative disclosures to assess the amount, timing, and uncertainty of cash flows arising from lease arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. FHN is evaluating the impact of ASU 2016-02 on its current accounting and disclosure practices.

In March 2016, the FASB issued ASU 2016-04, “Recognition of Breakage of Certain Prepaid Stored-Value Products,” which indicates that liabilities related to the sale of prepaid stored-value products are considered financial liabilities and should have a breakage estimate applied for estimated unused funds. ASU 2016-04 does not apply to stored-value products that can only be redeemed for cash, are subject to escheatment or are linked to a segregated bank account. ASU 2016-04 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. FHN is evaluating the impact of ASU 2016-04 on its current accounting and disclosure practices.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which makes several revisions to equity compensation accounting. Under the new guidance all excess tax benefits and deficiencies that occur when an award vests, is exercised, or expires will be recognized in income tax expense as discrete period items. Previously, these transactions were typically recorded directly within equity. Consistent with this change, excess tax benefits and deficiencies will no longer be included within estimated proceeds when performing the treasury stock method for calculation of diluted earnings per share. Excess tax benefits will also be recognized at the time an award is exercised or vests compared to the current requirement to delay recognition until the deduction reduces taxes payable. The presentation of excess tax benefits in the statement of cash flows will shift to an operating activity from the current classification as a financing activity.

ASU 2016-09 also provides an accounting policy election to recognize forfeitures of awards as they occur when estimating stock-based compensation expense rather than the current requirement to estimate forfeitures from inception. Further, ASU 2016-09 permits employers to use a net-settlement feature to withhold taxes on equity compensation awards up to the maximum statutory tax rate without affecting the equity classification of the award. Under current guidance, withholding of equity awards in excess of the minimum statutory requirement results in liability classification for the entire award. The related cash remittance by the employer for employee taxes will be treated as a financing activity in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Transition to the new guidance will be accomplished through a combination of retrospective, cumulative-effect adjustment to equity and prospective methodologies. FHN estimates, based on currently enacted tax rates, that adoption of ASU 2016-09 in 2017 will result in an incremental effect on tax provision ranging from $4.0 million of tax benefit to $2.0 million of additional tax provision. The actual effects of adoption are primarily dependent upon the share price of the FHN’s common stock, which affects the vesting of certain performance awards, probability of exercise of certain stock options and the magnitude of windfalls for all awards upon either vesting or exercise. The effects on earnings per share calculations and election to account for forfeitures as incurred are not anticipated to be significant.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which revises the measurement and recognition of credit losses for assets measured at amortized cost (e.g., held-to-maturity (“HTM”) loans and debt securities) and available-for-sale (“AFS”) debt securities. Under ASU 2016-13, for assets measured at amortized cost, the current expected credit loss (“CECL”) is measured as the difference between amortized cost and the net amount expected to be collected. This represents a departure from existing GAAP as the “incurred loss” methodology for recognizing credit losses delays recognition until it is probable a loss has been incurred. The measurement of current expected credit losses is based on relevant

FIRST HORIZON NATIONAL CORPORATION

Note 1  ❑  Summary of Significant Accounting Policies (continued)

information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Additionally, current disclosures of credit quality indicators in relation to the amortized cost of financing receivables will be further disaggregated by year of origination. ASU 2016-13 leaves the methodology for measuring credit losses on AFS debt securities largely unchanged, with the maximum credit loss representing the difference between amortized cost and fair value. However, such credit losses will be recognized through an allowance for credit losses, which permits recovery of previously recognized credit losses if circumstances change.

ASU 2016-13 also revises the recognition of credit losses for purchased financial assets with a more-than insignificant amount of credit deterioration since origination (“PCD assets”). For PCD assets, the initial allowance for credit losses is added to the purchase price. Only subsequent changes in the allowance for credit losses are recorded as a credit loss expense for PCD assets. Interest income for PCD assets will be recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. Currently, credit losses for purchased credit-impaired assets are included in the initial basis of the assets with subsequent declines in credit resulting in expense while subsequent improvements in credit are reflected as an increase in the future yield from the assets.

The provisions of ASU 2016-13 will be generally adopted through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in the year of adoption. Prospective implementation is required for debt securities for which an other-than-temporary-impairment (“OTTI”) had been previously recognized. Amounts previously recognized in accumulated other comprehensive income (“AOCI”) as of the date of adoption that relate to improvements in cash flows expected to be collected will continue to be accreted into income over the remaining life of the asset. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption will be recorded in earnings when received. A prospective transition approach will be used for existing PCD assets where, upon adoption, the amortized cost basis will be adjusted to reflect the addition of the allowance for credit losses. Thus, an entity will not be required to reassess its purchased financial assets that exist as of the date of adoption to determine whether they would have met at acquisition the new criteria of more-than-insignificant credit deterioration since origination. An entity will accrete the remaining noncredit discount (based on the revised amortized cost basis) into interest income at the effective interest rate at the adoption date.

ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in fiscal years beginning after December 15, 2018. FHN is still evaluating the impact of ASU 2016-13 on its current accounting and disclosure practices.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which clarifies multiple cash flow presentation issues including providing guidance as to classification on the cash flow statement for certain cash receipts and cash payments where diversity in practice exists. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The provisions of ASU 2016-15 should be applied using a retrospective transition method to each period presented. FHN is evaluating the impact of ASU 2016-15 on its current cash flow presentation practices.

In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” which requires recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Therefore, ASU 2016-16 reverses the current requirement to delay recognition of the tax consequences of these transactions until the associated assets are sold to an outside party. The provisions of ASU 2016-16 will be adopted through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption for previous intra-entity transfers. ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued. FHN is early adopting ASU 2016-16 effective January 1, 2017, for its intra-entity asset transfers and there will not be a significant financial statement effect.

FIRST HORIZON NATIONAL CORPORATION

Note 2  ❑  Acquisitions and Divestitures

On October 27, 2016, FTN Financial announced its plan to acquire substantially all of the assets and assume substantially all of the liabilities of Coastal Securities, Inc. (“Coastal”), a national leader in the trading, securitization, and analysis of Small Business Administration (“SBA”) loans, for approximately $160 million in cash. Based in Houston, TX, Coastal also trades United States Department of Agriculture (“USDA”) loans and fixed income products and provides municipal underwriting and advisory services to its clients. Coastal’s government-guaranteed loan products, combined with FTN Financial’s existing SBA trading activities, will establish an additional major product sector for FTN Financial. The transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to close in the second quarter of 2017.

On September 16, 2016, FTBNA acquired $537.4 million in unpaid principal balance (“UPB”) of restaurant franchise loans from GE Capital’s Southeast and Southwest regional portfolios. Subsequent to the acquisition the acquired loans were combined with existing FTBNA relationships to establish a franchise finance specialty lending business.

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

The following schedule details acquired assets and liabilities and consideration paid, as well as adjustments to record the assets and liabilities at their estimated fair values as of October 2, 2015:

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

FIRST HORIZON NATIONAL CORPORATION

Note 2  ❑  Acquisitions and Divestitures (continued)

In relation to the acquisition, FHN recorded $45.4 million in goodwill, representing the excess of acquisition consideration over the estimated fair value of net assets acquired (refer to Note 7 – Intangible Assets for additional information). This goodwill is the result of expected operational synergies, expansion in the Mid-Atlantic region and other factors, and only an immaterial amount of goodwill is expected to be deductible for tax purposes. FHN’s operating results for 2016 and 2015 include the operating results of the acquired assets and assumed liabilities of TAF subsequent to the acquisition on October 2, 2015.

On October 17, 2014, First Tennessee Bank National Association (“FTBNA”) purchased thirteen bank branches in Middle and East Tennessee. The fair value of the acquired assets totaled $437.6 million, including $413.4 million in cash, $7.5 million in fixed assets, and $15.7 million of goodwill and intangible assets. FTBNA also assumed $437.2 million of deposits associated with these branches. FTBNA paid a deposit premium of 3.32 percent and acquired an immaterial amount of loans as part of the transaction. In relation to the branch acquisition FHN recorded $4.0 million in goodwill, representing the excess of the estimated fair value of liabilities assumed over the estimated fair value of the assets acquired (refer to Note 7 – Intangible Assets for additional information), all of which is expected to be deductible for tax purposes. FHN’s operating results for 2016, 2015 and 2014 include the impact of branch activity subsequent to the October 17, 2014 closing date.

In addition to the transactions mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combination or divestitures but are not material to FHN individually or in the aggregate.

Note 3  ❑  Investment Securities

The following tables summarize FHN’s investment securities on December 31, 2016 and 2015:

(Dollars in thousands)	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale:
U.S. treasuries	$100	$-	$-	$100
Government agency issued mortgage-backed securities (“MBS”)	2,217,593	14,960	(23,866)	2,208,687
Government agency issued collateralized mortgage obligations (“CMO”)	1,566,986	4,909	(23,937)	1,547,958
Equity and other (a)	186,756	-	(2)	186,754

Total securities available-for-sale (b)	$3,971,435	$19,869	$(47,805)	$3,943,499

Securities held-to-maturity:
States and municipalities	$4,347	$393	$-	$4,740
Corporate bonds	10,000	33	-	10,033

Total securities held-to-maturity	$14,347	$426	$-	$14,773

(a)	Includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $68.6 million. The remainder is money market, mutual funds, and cost method investments.

(b)	Includes $3.3 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

FIRST HORIZON NATIONAL CORPORATION

Note 3  ❑  Investment Securities (continued)

(Dollars in thousands)	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale:
U.S. treasuries	$100	$-	$-	$100
Government agency issued MBS	1,555,798	23,437	(5,624)	1,573,611
Government agency issued CMO	2,181,998	10,566	(22,881)	2,169,683
Other U.S. government agencies	102	-	-	102
States and municipalities	1,500	-	-	1,500
Equity and other (a)	184,850	-	-	184,850

Total securities available-for-sale (b)	$3,924,348	$34,003	$(28,505)	$3,929,846

Securities held-to-maturity:
States and municipalities	$4,320	$989	$-	$5,309
Corporate bonds	10,000	40	-	10,040

Total securities held-to-maturity	$14,320	$1,029	$-	$15,349

(a)	Includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $65.8 million. The remainder is money market, mutual funds, and cost method investments.

(b)	Includes $2.9 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

The amortized cost and fair value by contractual maturity for the available-for-sale and held-to-maturity securities portfolios on December 31, 2016 are provided below:

(Dollars in thousands)	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Within 1 year	$-	$-	$100	$100
After 1 year; within 5 years	-	-	-	-
After 5 years; within 10 years	10,000	10,033	-	-
After 10 years	4,347	4,740	-	-

Subtotal	14,347	14,773	100	100

Government agency issued MBS and CMO (a)	-	-	3,784,579	3,756,645
Equity and other	-	-	186,756	186,754

Total	$14,347	$14,773	$3,971,435	$3,943,499

(a)	Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on gross gains and gross losses from investment securities for the twelve months ended December 31:

(Dollars in thousands)	Available-for-Sale
	2016	2015	2014

Gross gains on sales of securities	$5,754	$5,630	$5,867
Gross (losses) on sales of securities	(4,213)	(3,503)	-

Net gain/(loss) on sales of securities (a)	$1,541	$2,127	$5,867

Venture capital investments (b)	-	-	(2,995)
Net OTTI recorded (c)	(200)	(749)	-

Total securities gain/(loss), net	$1,341	$1,378	$2,872

(a)

Proceeds from sales during 2016 and 2015 were $444.2 million and $69.7 million, respectively. Proceeds from sales during 2014 were $9.2 million, inclusive of $1.4 million of equity securities. 2016 includes a $1.5 million net gain from exchanges of approximately $736 million of AFS debt securities; 2015 includes a $1.8 million gain from an exchange of approximately $335 million of AFS debt securities.

(b)	Includes losses on sales, write-offs and/or unrealized fair value adjustments related to venture capital investments.

(c)	OTTI recorded in 2016 and 2015 is related to equity securities.

FIRST HORIZON NATIONAL CORPORATION

Note 3  ❑  Investment Securities (continued)

The following tables provide information on investments within the available-for-sale portfolio that had unrealized losses as of December 31, 2016 and 2015:

(Dollars in thousands)	As of December 31, 2016
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government agency issued CMO	$1,059,471	$(19,052)	$116,527	$(4,885)	$1,175,998	$(23,937)
Government agency issued MBS	1,912,126	(23,866)	-	-	1,912,126	(23,866)

Total debt securities	2,971,597	(42,918)	116,527	(4,885)	3,088,124	(47,803)

Equity	7	(2)	-	-	7	(2)

Total temporarily impaired securities	$2,971,604	$(42,920)	$116,527	$(4,885)	$3,088,131	$(47,805)

(Dollars in thousands)	As of December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government agency issued CMO	$1,014,843	$(10,846)	$359,559	$(12,035)	$1,374,402	$(22,881)
Government agency issued MBS	837,628	(4,815)	30,784	(809)	868,412	(5,624)

Total temporarily impaired securities	$1,852,471	$(15,661)	$390,343	$(12,844)	$2,242,814	$(28,505)

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

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans

The following table provides the balance of loans by portfolio segment as of December 31, 2016 and 2015:

(Dollars in thousands)	December 31
	2016	2015

Commercial:
Commercial, financial, and industrial	$12,148,087	$10,436,390
Commercial real estate	2,135,523	1,674,935
Consumer:
Consumer real estate (a)	4,523,752	4,766,518
Permanent mortgage	423,125	454,123
Credit card & other	359,033	354,536

Loans, net of unearned income	$19,589,520	$17,686,502
Allowance for loan losses	202,068	210,242

Total net loans	$19,387,452	$17,476,260

(a)	Balances as of December 31, 2016 and 2015, include $35.9 million and $52.8 million of restricted real estate loans, respectively. See Note 21 – Variable Interest Entities for additional information.

COMPONENTS OF THE LOAN PORTFOLIO

The loan portfolio is disaggregated into segments and then further disaggregated into classes for certain disclosures. GAAP defines a portfolio segment as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e., amortized cost or purchased credit-impaired), risk characteristics of the loan, and FHN’s method for monitoring and assessing credit risk. Commercial loan portfolio segments include commercial, financial and industrial (“C&I”) and commercial real estate (“CRE”). Commercial classes within C&I include general C&I, loans to mortgage companies, the trust preferred loans (“TRUPS”) (i.e. long-term unsecured loans to bank and insurance – related businesses) portfolio and purchased credit-impaired (“PCI”) loans. Loans to mortgage companies include commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Commercial classes within CRE include income CRE, residential CRE and PCI loans. Consumer loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other portfolio. Consumer classes include home equity lines of credit (“HELOCs”), real estate (“R/E”) installment and PCI loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other.

Concentrations

FHN has a concentration of residential real estate loans (25 percent of total loans), the majority of which is in the consumer real estate segment (23 percent of total loans). Loans to finance and insurance companies total $2.6 billion (21 percent of the C&I portfolio, or 13 percent of the total loans). FHN had loans to mortgage companies totaling $2.0 billion (17 percent of the C&I segment, or 10 percent of total loans) as of December 31, 2016. As a result, 38 percent of the C&I segment is sensitive to impacts on the financial services industry.

Restrictions

On December 31, 2016, $7.3 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, as of December 31, 2016 and 2015, FHN pledged all of its held-to-maturity first and second lien mortgages and HELOCs, excluding restricted real estate loans to secure potential borrowings from the FHLB-Cincinnati. Restricted loans secure borrowings associated with consolidated VIEs. See Note 21 – Variable Interest Entities for additional discussion.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

Acquisition

On September 16, 2016, FHN completed its acquisition of franchise finance loans. The acquisition included $537.4 million in unpaid principal balance of loans.

Generally, the fair value for the acquired loans is estimated using a discounted cash flow analysis with significant unobservable inputs (Level 3) including adjustments for expected credit losses, prepayment speeds, current market rates for similar loans, and an adjustment for investor-required yield given product-type and various risk characteristics.

At acquisition, FHN designated certain loans as PCI with the remaining loans accounted for under ASC 310-20, “Nonrefundable Fees and Other Costs.” For loans accounted for under ASC 310-20, the difference between each loan’s book value and the estimated fair value at the time of the acquisition will be accreted into interest income over its remaining contractual life and the subsequent accounting and reporting will be similar to a loan in FHN’s originated portfolio.

Purchased Credit-Impaired Loans

The following table presents a rollforward of the accretable yield for the years ended December 31, 2016 and 2015:

(Dollars in thousands)	Years Ended December 31
	2016	2015

Balance, beginning of period	$8,542	$14,714
Additions	2,883	3,165
Accretion	(3,963)	(7,184)
Adjustment for payoffs	(6,409)	(3,513)
Adjustment for charge-offs	(674)	(466)
Increase in accretable yield (a)	6,525	1,826
Other	(33)	-

Balance, end of period	$6,871	$8,542

(a)	Includes changes in the accretable yield due to both transfers from the nonaccretable difference and the impact of changes in the expected timing of the cash flows.

At December 31, 2016, the ALLL related to PCI loans was $.7 million compared to $1.7 million at December 31, 2015. Net charge-offs related to PCI loans during 2016 were $.4 million, compared to $1.1 million in 2015. The loan loss provision credit related to PCI loans was $.5 million during 2016 and 2015.

The following table reflects the outstanding principal balance and carrying amounts of the acquired PCI loans as of December 31, 2016 and 2015:

(Dollars in thousands)	December 31, 2016		December 31, 2015
	Carrying value	Unpaid balance	Carrying value	Unpaid balance

Commercial, financial and industrial	$40,368	$41,608	$16,063	$18,573
Commercial real estate	4,763	6,514	19,929	25,504
Consumer real estate	1,172	1,677	3,672	4,533
Credit card and other	52	64	52	76

Total	$46,355	$49,863	$39,716	$48,686

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

Impaired Loans

The following tables provide information at December 31, 2016 and 2015, by class related to individually impaired loans and consumer TDRs, regardless of accrual status. Recorded investment is defined as the amount of the investment in a loan, before valuation allowance but which does reflect any direct write-down of the investment. For purposes of this disclosure, PCI loans and the TRUPS valuation allowance have been excluded.

(Dollars in thousands)	December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Impaired loans with no related allowance recorded:
Commercial:
General C&I	$10,419	$16,636	$-	$12,009	$-
Income CRE	-	-	-	1,543	-

Total	$10,419	$16,636	$-	$13,552	$-

Consumer:
HELOC (a)	$11,383	$21,662	$-	$11,168	$-
R/E installment loans (a)	3,957	4,992	-	4,255	-
Permanent mortgage (a)	5,311	7,899	-	4,418	-

Total	$20,651	$34,553	$-	$19,841	$-

Impaired loans with related allowance recorded:
Commercial:
General C&I	$34,334	$34,470	$3,294	$30,836	$902
TRUPS	3,209	3,700	925	3,274	-
Income CRE	1,831	2,209	62	3,757	70
Residential CRE	1,293	1,761	132	1,360	22

Total	$40,667	$42,140	$4,413	$39,227	$994

Consumer:
HELOC	$84,711	$87,126	$15,927	$87,659	$2,092
R/E installment loans	53,409	54,559	12,875	57,906	1,370
Permanent mortgage	88,615	100,983	12,470	91,838	2,310
Credit card & other	306	306	133	345	13

Total	$227,041	$242,974	$41,405	$237,748	$5,785

Total commercial	$51,086	$58,776	$4,413	$52,779	$994

Total consumer	$247,692	$277,527	$41,405	$257,589	$5,785

Total impaired loans	$298,778	$336,303	$45,818	$310,368	$6,779

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

(Dollars in thousands)	December 31, 2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

Impaired loans with no related allowance recorded:
Commercial:
General C&I	$6,070	$7,751	$-	$9,858	$-
Income CRE	2,468	9,389	-	4,091	-
Residential CRE	-	-	-	144	-

Total	$8,538	$17,140	$-	$14,093	$-

Consumer:
HELOC (a)	$10,819	$27,125	$-	$12,069	$-
R/E installment loans (a)	4,285	5,525	-	4,609	-
Permanent mortgage (a)	4,830	6,983	-	6,408	-

Total	$19,934	$39,633	$-	$23,086	$-

Impaired loans with related allowance recorded:
Commercial:
General C&I	$21,063	$23,335	$2,718	$23,824	$1,047
TRUPS	3,339	3,700	925	12,149	-
Income CRE	5,170	6,477	390	6,671	148
Residential CRE	1,417	1,886	91	1,488	32

Total	$30,989	$35,398	$4,124	$44,132	$1,227

Consumer:
HELOC	$89,434	$91,734	$14,392	$87,099	$2,137
R/E installment loans	61,146	62,148	16,886	67,032	1,460
Permanent mortgage	97,631	110,259	15,463	101,343	1,933
Credit card & other	377	382	167	434	14

Total	$248,588	$264,523	$46,908	$255,908	$5,544

Total commercial	$39,527	$52,538	$4,124	$58,225	$1,227

Total consumer	$268,522	$304,156	$46,908	$278,994	$5,544

Total impaired loans	$308,049	$356,694	$51,032	$337,219	$6,771

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

Asset Quality Indicators

FHN employs a dual grade commercial risk grading methodology to assign an estimate for the probability of default (“PD”) and the loss given default (“LGD”) for each commercial loan using factors specific to various industry, portfolio, or product segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. Each PD grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 12 are “pass” grades. PD grades 13-16 correspond to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). Pass loan grades are required to be reassessed annually or earlier whenever there has been a material change in the financial condition of the borrower or risk characteristics of the relationship. All commercial loans over $1 million and certain commercial loans over $500,000 that are graded 13 or worse are reassessed on a quarterly basis. Loan grading discipline is

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

regularly reviewed internally by Credit Assurance Services to determine if the process continues to result in accurate loan grading across the portfolio. FHN may utilize availability of guarantors/sponsors to support lending decisions during the credit underwriting process and when determining the assignment of internal loan grades. LGD grades are assigned based on a scale of 1-12 and represent FHN’s expected recovery based on collateral type in the event a loan defaults.

The following tables provide the balances of commercial loan portfolio classes with associated allowance, disaggregated by PD grade as of December 31, 2016 and 2015:

(Dollars in thousands)	December 31, 2016
	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses

PD Grade:
1	$465,179	$-	$-	$1,078	$-	$466,257	3%	$77
2	791,183	-	-	11,742	87	803,012	6	403
3	491,386	462,486	-	153,670	-	1,107,542	8	304
4	978,282	332,107	-	222,422	-	1,532,811	11	953
5	1,232,401	275,209	-	365,653	702	1,873,965	13	6,670
6	1,540,519	614,109	-	338,344	9,338	2,502,310	17	10,403
7	1,556,117	317,283	-	352,390	2,579	2,228,369	16	14,010
8	963,359	30,974	-	425,503	2,950	1,422,786	10	25,986
9	611,774	4,299	-	105,277	4,417	725,767	5	13,857
10	355,359	8,663	-	50,484	9,110	423,616	3	8,400
11	238,230	-	-	20,600	6,541	265,371	2	6,556
12	170,531	-	-	15,395	4,168	190,094	1	6,377
13	121,276	-	304,236	6,748	311	432,571	3	4,225
14,15,16	194,572	59	-	16,313	1,659	212,603	1	20,297

Collectively evaluated for impairment	9,710,168	2,045,189	304,236	2,085,619	41,862	14,187,074	99	118,518
Individually evaluated for impairment	44,753	-	3,209	1,831	1,293	51,086	1	4,413
Purchased credit-impaired loans	40,532	-	-	4,583	335	45,450	-	319

Total commercial loans	$9,795,453	$2,045,189	$307,445	$2,092,033	$43,490	$14,283,610	100%	$123,250

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

(Dollars in thousands)	December 31, 2015
	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses

PD Grade:
1	$564,684	$-	$-	$601	$-	$565,285	5%	$130
2	598,402	-	-	10,267	123	608,792	5	320
3	502,548	415,532	-	85,021	-	1,003,101	8	356
4	877,443	432,477	-	157,213	12,125	1,479,258	12	1,091
5	1,169,245	263,396	-	221,528	7,308	1,661,477	14	7,000
6	1,190,011	387,095	-	388,239	10,377	1,975,722	16	10,779
7	1,474,613	155,799	-	348,703	13,363	1,992,478	16	14,410
8	797,679	15,609	-	193,338	733	1,007,359	8	16,520
9	453,948	-	-	48,599	1,742	504,289	4	9,644
10	253,658	-	-	64,728	14,450	332,836	3	5,327
11	190,647	-	-	18,825	919	210,391	2	5,676
12	78,463	-	-	17,656	4,132	100,251	1	2,728
13	142,690	-	305,027	4,572	259	452,548	4	5,289
14,15,16	120,875	-	-	18,793	1,178	140,846	1	14,229

Collectively evaluated for impairment	8,414,906	1,669,908	305,027	1,578,083	66,709	12,034,633	99	93,499
Individually evaluated for impairment	27,133	-	3,339	7,638	1,417	39,527	1	4,124
Purchased credit-impaired loans	16,077	-	-	16,665	4,423	37,165	-	1,173

Total commercial loans	$8,458,116	$1,669,908	$308,366	$1,602,386	$72,549	$12,111,325	100%	$98,796

(a)	Balances as of December 31, 2016 and 2015, presented net of a $25.5 million valuation allowance. Based on the underlying structure of the notes, the highest possible internal grade is “13”.

The consumer portfolio is comprised primarily of smaller-balance loans which are very similar in nature in that most are standard products and are backed by residential real estate. Because of the similarities of consumer loan-types, FHN is able to utilize the Fair Isaac Corporation (“FICO”) score, among other attributes, to assess the credit quality of consumer borrowers. FICO scores are refreshed on a quarterly basis in an attempt to reflect the recent risk profile of the borrowers. Accruing delinquency amounts are indicators of asset quality within the credit card and other consumer portfolio.

The following table reflects the percentage of balances outstanding by average, refreshed FICO scores for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2016 and 2015:

	December 31, 2016			December 31, 2015
	HELOC	R/E Installment Loans	Permanent Mortgage	HELOC	R/E Installment Loans	Permanent Mortgage

FICO score greater than or equal to 740	56.9%	70.3%	45.0%	55.6%	67.6%	42.5%
FICO score 720-739	8.8	8.3	9.5	9.0	8.6	9.8
FICO score 700-719	8.6	6.8	9.2	8.7	7.0	9.6
FICO score 660-699	13.2	8.4	17.1	13.2	9.6	18.5
FICO score 620-659	5.6	3.5	9.1	6.3	3.7	9.8
FICO score less than 620 (a)	6.9	2.7	10.1	7.2	3.5	9.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	For this group, a majority of the loan balances had FICO scores at the time of the origination that exceeded 620 but have since deteriorated as the loans have seasoned.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

Nonaccrual and Past Due Loans

The following table reflects accruing and non-accruing loans by class on December 31, 2016:

(Dollars in thousands)	Accruing				Non-Accruing
	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans

Commercial (C&I):
General C&I	$9,720,231	$5,199	$23	$9,725,453	$16,106	$374	$12,988	$29,468	$9,754,921
Loans to mortgage companies	2,041,408	3,722	-	2,045,130	-	-	59	59	2,045,189
TRUPS (a)	304,236	-	-	304,236	-	-	3,209	3,209	307,445
Purchased credit-impaired loans	40,113	185	234	40,532	-	-	-	-	40,532

Total commercial (C&I)	12,105,988	9,106	257	12,115,351	16,106	374	16,256	32,736	12,148,087

Commercial real estate:
Income CRE	2,085,455	14	-	2,085,469	232	460	1,289	1,981	2,087,450
Residential CRE	42,182	178	-	42,360	-	-	795	795	43,155
Purchased credit-impaired loans	4,809	109	-	4,918	-	-	-	-	4,918

Total commercial real estate	2,132,446	301	-	2,132,747	232	460	2,084	2,776	2,135,523

Consumer real estate:
HELOC	1,602,640	17,997	10,859	1,631,496	46,964	4,201	8,922	60,087	1,691,583
R/E installment loans	2,794,866	7,844	5,158	2,807,868	17,989	2,383	2,353	22,725	2,830,593
Purchased credit-impaired loans	1,319	164	93	1,576	-	-	-	-	1,576

Total consumer real estate	4,398,825	26,005	16,110	4,440,940	64,953	6,584	11,275	82,812	4,523,752

Permanent mortgage	385,972	4,544	5,428	395,944	11,867	2,194	13,120	27,181	423,125

Credit card & other:
Credit card	188,573	1,622	1,456	191,651	-	-	-	-	191,651
Other	166,062	992	134	167,188	-	-	142	142	167,330
Purchased credit-impaired loans	52	-	-	52	-	-	-	-	52

Total credit card & other	354,687	2,614	1,590	358,891	-	-	142	142	359,033

Total loans, net of unearned income	$19,377,918	$42,570	$23,385	$19,443,873	$93,158	$9,612	$42,877	$145,647	$19,589,520

(a)	TRUPS is presented net of the valuation allowance of $25.5 million.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2015:

(Dollars in thousands)	Accruing				Non-Accruing
	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans

Commercial (C&I):
General C&I	$8,413,480	$5,411	$282	$8,419,173	$3,649	$1,114	$18,103	$22,866	$8,442,039
Loans to mortgage companies	1,667,334	1,971	495	1,669,800	-	-	108	108	1,669,908
TRUPS (a)	305,027	-	-	305,027	-	-	3,339	3,339	308,366
Purchased credit-impaired loans	15,708	63	306	16,077	-	-	-	-	16,077

Total commercial (C&I)	10,401,549	7,445	1,083	10,410,077	3,649	1,114	21,550	26,313	10,436,390

Commercial real estate:
Income CRE	1,576,954	1,363	-	1,578,317	831	282	6,291	7,404	1,585,721
Residential CRE	66,846	-	-	66,846	-	-	1,280	1,280	68,126
Purchased credit-impaired loans	17,868	3,059	161	21,088	-	-	-	-	21,088

Total commercial real estate	1,661,668	4,422	161	1,666,251	831	282	7,571	8,684	1,674,935

Consumer real estate:
HELOC	1,972,286	21,570	10,920	2,004,776	61,317	6,619	10,303	78,239	2,083,015
R/E installment loans	2,631,419	9,394	5,657	2,646,470	26,348	1,649	4,856	32,853	2,679,323
Purchased credit-impaired loans	4,069	20	91	4,180	-	-	-	-	4,180

Total consumer real estate	4,607,774	30,984	16,668	4,655,426	87,665	8,268	15,159	111,092	4,766,518

Permanent mortgage	412,879	5,601	3,991	422,471	14,475	2,415	14,762	31,652	454,123

Credit card & other:
Credit card	187,807	1,576	1,225	190,608	-	-	-	-	190,608
Other	161,477	868	173	162,518	620	-	737	1,357	163,875
Purchased credit-impaired loans	53	-	-	53	-	-	-	-	53

Total credit card & other	349,337	2,444	1,398	353,179	620	-	737	1,357	354,536

Total loans, net of unearned income	$17,433,207	$50,896	$23,301	$17,507,404	$107,240	$12,079	$59,779	$179,098	$17,686,502

(a)	TRUPS is presented net of the valuation allowance of $25.5 million.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

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

A modification is classified as a TDR if the borrower is experiencing financial difficulty and it is determined that FHN has granted a concession to the borrower. FHN may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future. Many aspects of a borrower’s financial situation are assessed when determining whether they are experiencing financial difficulty. Concessions could include extension of the maturity date, reductions of the interest rate (which may make the rate lower than current market for a new loan with similar risk), reduction or forgiveness of accrued interest, or principal forgiveness. The assessments of whether a borrower is experiencing (or is likely to experience) financial difficulty, and whether a concession has been granted, are subjective in nature and management’s judgment is required when determining whether a modification is classified as a TDR.

For all classes within the commercial portfolio segment, TDRs are typically modified through forbearance agreements (generally 6 to 12 months). Forbearance agreements could include reduced interest rates, reduced payments, release of guarantor, or entering into short sale agreements. FHN’s proprietary modification programs for consumer loans are generally structured using parameters of U.S. government-sponsored programs such as the former Home Affordable Modification Program (“HAMP”). Within the HELOC and R/E installment loans classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt-to-income ratio. After 5 years, the interest rate generally returns to the original interest rate prior to modification; for certain modifications, the modified interest rate increases 2 percent per year until the original interest rate prior to modification is achieved. Permanent mortgage TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 2 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt-to-income ratio. After 5 years, the interest rate steps up 1 percent every year until it reaches the Federal Home Loan Mortgage Corporation Weekly Survey Rate cap. Contractual maturities may be extended to 40 years on permanent mortgages and to 30 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

Despite the absence of a loan modification, the discharge of personal liability through bankruptcy proceedings is considered a concession. As a result, FHN classifies all non-reaffirmed residential real estate loans discharged in Chapter 7 bankruptcy as nonaccruing TDRs.

On December 31, 2016 and 2015, FHN had $285.2 million and $296.2 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $44.9 million and $50.1 million, or 16 percent as of December 31, 2016, and 17 percent as of December 31, 2015. Additionally, $69.3 million and $71.5 million of loans held-for-sale as of December 31, 2016 and 2015, respectively, were classified as TDRs.

FIRST HORIZON NATIONAL CORPORATION

Note 4  ❑  Loans (continued)

The following tables reflect portfolio loans that were classified as TDRs during the year ended December 31, 2016 and 2015:

(Dollars in thousands)	2016			2015
	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial (C&I):
General C&I	8	$23,876	$22,026	3	$1,818	$1,754

Total commercial (C&I)	8	23,876	22,026	3	1,818	1,754

Commercial real estate:
Income CRE	1	100	99	-	-	-

Total commercial real estate	1	100	99	-	-	-

Consumer real estate:
HELOC	236	21,173	20,937	200	22,530	22,334
R/E installment loans	51	4,918	5,193	70	5,451	5,456

Total consumer real estate	287	26,091	26,130	270	27,981	27,790

Permanent mortgage	13	4,811	4,802	6	2,039	2,054

Credit card & other	23	116	110	24	115	109

Total troubled debt restructurings	332	$54,994	$53,167	303	$31,953	$31,707

The following tables present TDRs which re-defaulted during 2016 and 2015, and as to which the modification occurred 12 months or less prior to the re-default. For purposes of this disclosure, FHN generally defines payment default as 30 or more days past due.

(Dollars in thousands)	2016		2015
	Number	Recorded Investment	Number	Recorded Investment

Commercial (C&I):
General C&I	1	$77	-	$-

Total commercial (C&I)	1	77	-	-

Commercial real estate:
Residential CRE	-	-	1	896

Total commercial real estate	-	-	1	896

Consumer real estate:
HELOC	3	154	7	308
R/E installment loans	3	1,560	5	185

Total consumer real estate	6	1,714	12	493

Credit card & other	-	-	5	12

Total troubled debt restructurings	7	$1,791	18	$1,401

FIRST HORIZON NATIONAL CORPORATION

Note 5  ❑  Allowance for Loan Losses

As discussed in Note 1 – Summary of Significant Accounting Polices, the ALLL includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous consumer loans, both determined in accordance with ASC 450-20-50, and to a lesser extent, reserves determined in accordance with ASC 310-10-35 for loans determined by management to be individually impaired and an allowance associated with PCI loans.

For commercial loans, ASC 450-20-50 reserves are established using historical net loss factors by grade level, loan product, and business segment. The ALLL for smaller-balance homogenous consumer loans is determined based on pools of similar loan types that have similar credit risk characteristics. ASC 450-20-50 reserves for the consumer portfolio are determined using segmented roll-rate models that incorporate various factors including historical delinquency trends, experienced loss frequencies, and experienced loss severities. Generally, reserves for consumer loans reflect inherent losses in the portfolio that are expected to be recognized over the following twelve months. The historical net loss factors for both commercial and consumer ASC 450-20-50 reserve models are subject to qualitative adjustments by management to reflect current events, trends, and conditions (including economic considerations and trends), which are not fully captured in the historical net loss factors. The pace of the economic recovery, performance of the housing market, unemployment levels, labor participation rate, the regulatory environment, regulatory guidance, and portfolio segment-specific trends, are examples of additional factors considered by management in determining the ALLL. Additionally, management considers the inherent uncertainty of quantitative models that are driven by historical loss data. Management evaluates the periods of historical losses that are the basis for the loss rates used in the quantitative models and selects historical loss periods that are believed to be the most reflective of losses inherent in the loan portfolio as of the balance sheet date. Management also periodically reviews an analysis of the loss emergence period which is the amount of time it takes for a loss to be confirmed (initial charge-off) after a loss event has occurred. FHN performs extensive studies as it relates to the historical loss periods used in the model and the loss emergence period and model assumptions are adjusted accordingly.

Impairment related to individually impaired loans is measured in accordance with ASC 310-10. For all commercial portfolio segments, commercial TDRs and other individually impaired commercial loans are measured based on the present value of expected future payments discounted at the loan’s effective interest rate (“the DCF method”), observable market prices, or for loans that are solely dependent on the collateral for repayment, the net realizable value (collateral value less estimated costs to sell). Impaired loans also include consumer TDRs. Generally, the allowance for TDRs in all consumer portfolio segments is determined by estimating the expected future cash flows using the modified interest rate (if an interest rate concession), incorporating payoff and net charge-off rates specific to the TDRs within the portfolio segment being assessed, and discounted using the pre-modification interest rate. The discount rates of variable rate TDRs are adjusted to reflect changes in the interest rate index to which the rates are tied. The discounted cash flows are then compared to the outstanding principal balance in order to determine required reserves. Residential real estate loans discharged through bankruptcy are collateral-dependent and are charged down to net realizable value (collateral value less estimated costs to sell).

FIRST HORIZON NATIONAL CORPORATION

Note 5  ❑  Allowance for Loan Losses (continued)

The following table provides a rollforward of the allowance for loan losses by portfolio segment for December 31, 2016, 2015 and 2014:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate	Permanent Mortgage	Credit Card and Other	Total

Balance as of January 1, 2016	$73,637	$25,159	$80,614	$18,947	$11,885	$210,242
Charge-offs	(18,460)	(1,371)	(21,993)	(1,591)	(14,224)	(57,639)
Recoveries	6,795	1,927	23,719	2,403	3,621	38,465
Provision/(provision credit) for loan losses	27,426	8,137	(31,983)	(3,470)	10,890	11,000

Balance as of December 31, 2016	89,398	33,852	50,357	16,289	12,172	202,068

Allowance – individually evaluated for impairment	4,219	194	28,802	12,470	133	45,818
Allowance – collectively evaluated for impairment	85,015	33,503	21,151	3,819	12,039	155,527
Allowance – purchased credit-impaired loans	164	155	404	-	-	723
Loans, net of unearned as of December 31, 2016:
Individually evaluated for impairment	47,962	3,124	153,460	93,926	306	298,778
Collectively evaluated for impairment	12,059,593	2,127,481	4,368,716	329,199	358,675	19,243,664
Purchased credit-impaired loans	40,532	4,918	1,576	-	52	47,078

Total loans, net of unearned income	$12,148,087	$2,135,523	$4,523,752	$423,125	$359,033	$19,589,520

Balance as of January 1, 2015	$67,011	$18,574	$113,011	$19,122	$14,730	$232,448
Charge-offs	(22,406)	(3,550)	(30,068)	(3,141)	(16,691)	(75,856)
Recoveries	13,339	1,876	23,895	1,687	3,853	44,650
Provision/(provision credit) for loan losses	15,693	8,259	(26,224)	1,279	9,993	9,000

Balance as of December 31, 2015	73,637	25,159	80,614	18,947	11,885	210,242

Allowance – individually evaluated for impairment	3,643	481	31,278	15,463	167	51,032
Allowance – collectively evaluated for impairment	69,980	23,519	48,828	3,484	11,717	157,528
Allowance – purchased credit-impaired loans	14	1,159	508	-	1	1,682
Loans, net of unearned as of December 31, 2015:
Individually evaluated for impairment	30,472	9,055	165,684	102,461	377	308,049
Collectively evaluated for impairment	10,389,841	1,644,792	4,596,654	351,662	354,106	17,337,055
Purchased credit-impaired loans	16,077	21,088	4,180	-	53	41,398

Total loans, net of unearned income	$10,436,390	$1,674,935	$4,766,518	$454,123	$354,536	$17,686,502

Balance as of January 1, 2014	$86,446	$10,603	$126,785	$22,491	$7,484	$253,809
Charge-offs	(20,492)	(3,741)	(45,391)	(5,891)	(14,931)	(90,446)
Recoveries	9,666	4,150	22,824	2,314	3,131	42,085
Provision/(provision credit) for loan losses	(8,609)	7,562	8,793	208	19,046	27,000

Balance as of December 31, 2014	67,011	18,574	113,011	19,122	14,730	232,448

Allowance – individually evaluated for impairment	5,173	796	40,778	16,627	254	63,628
Allowance – collectively evaluated for impairment	61,806	14,702	72,156	2,495	14,476	165,635
Allowance – purchased credit-impaired loans	32	3,076	77	-	-	3,185
Loans, net of unearned as of December 31, 2014:
Individually evaluated for impairment	35,698	19,430	173,225	113,459	533	342,345
Collectively evaluated for impairment	8,966,512	1,222,658	4,874,171	425,502	357,588	15,846,431
Purchased credit-impaired loans	5,076	35,629	675	-	10	41,390

Total loans, net of unearned income	$9,007,286	$1,277,717	$5,048,071	$538,961	$358,131	$16,230,166

FIRST HORIZON NATIONAL CORPORATION

Note 6  ❑  Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	2016	2015

Land	$63,463	$67,442
Buildings	342,027	343,797
Leasehold improvements	26,956	31,270
Furniture, fixtures, and equipment	180,435	194,072

Premises and equipment, at cost	612,881	636,581
Less accumulated depreciation and amortization	323,496	360,962

Premises and equipment, net	$289,385	$275,619

FHN is obligated under a number of noncancelable operating leases for premises with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs. Operating leases for equipment are not material.

In 2016 and 2015, FHN recognized $5.0 million and $1.1 million, respectively, of fixed asset impairments and lease abandonment charges related to branch closures which are included in All other losses on the Consolidated Statements of Income. In 2016 and 2015, FHN had net gains of $1.8 million and $3.7 million, respectively, related to the sales of bank branches which are included in All other income and commissions on the Consolidated Statements of Income.

Minimum future lease payments for noncancelable operating leases, primarily on premises, on December 31, 2016 are shown below. Aggregate minimum income under sublease agreements for these periods is not material.

(Dollars in thousands)

2017	$18,847
2018	16,681
2019	14,175
2020	12,668
2021	11,290
2022 and after	42,742

Total minimum lease payments	$116,403

Payments required under capital leases are not material.

Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	2016	2015	2014

Rent expense, gross	$20,812	$18,166	$20,123
Sublease income	(477)	(5)	(213)

Rent expense, net	$20,335	$18,161	$19,910

FIRST HORIZON NATIONAL CORPORATION

Note 7  ❑  Intangible Assets

The following is a summary of goodwill and other intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets (a)

December 31, 2013	$141,943	$21,988
Amortization expense	-	(4,170)
Additions (b)	3,989	11,700

December 31, 2014	$145,932	$29,518

Amortization expense	-	(5,253)
Additions (b)	45,375	1,950

December 31, 2015	$191,307	$26,215

Amortization expense	-	(5,198)
Additions (c)	64	-

December 31, 2016	$191,371	$21,017

(a)	Represents customer lists, acquired contracts, core deposit intangibles, and covenants not to compete.

(b)	See Note 2 - Acquisitions and Divestures for further details regarding goodwill related to acquisitions.

(c)	The 2016 increase in goodwill was for tax adjustments related to the TAF acquisition.

The gross carrying amount and accumulated amortization of other intangible assets subject to amortization is $72.3 million and $51.3 million, respectively on December 31, 2016. Estimated aggregate amortization expense is expected to be $4.9 million, $4.7 million, $4.5 million, $1.7 million, and $1.6 million for the twelve-month periods of 2017, 2018, 2019, 2020, and 2021, respectively.

Gross goodwill, accumulated impairments, and accumulated divestiture related write-offs were determined beginning January 1, 2012, when a change in accounting requirements resulted in goodwill being assessed for impairment rather than being amortized. Gross goodwill of $200.0 million with accumulated impairments and accumulated divestiture-related write-offs of $114.1 million and $85.9 million, respectively, were previously allocated to the non-strategic segment, resulting in $0 net goodwill allocated to the non-strategic segment as of December 31, 2015 and 2016. The regional banking and fixed income segments do not have any accumulated impairments or divestiture related write-offs. The following is a summary of goodwill by reportable segment included in the Consolidated Statements of Condition as of and for the years ended December 31, 2014, 2015 and 2016.

(Dollars in thousands)	Regional Banking	Fixed Income	Total

December 31, 2013	$43,939	$98,004	$141,943
Additions	3,989	-	3,989
Impairments	-	-	-
Divestitures	-	-	-

December 31, 2014	$47,928	$98,004	$145,932

Additions	45,375	-	45,375
Impairments	-	-	-
Divestitures	-	-	-

December 31, 2015	$93,303	$98,004	$191,307

Additions	64	-	64
Impairments	-	-	-
Divestitures	-	-	-

December 31, 2016	$93,367	$98,004	$191,371

FIRST HORIZON NATIONAL CORPORATION

Note 8  ❑  Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2016, which include Certificates of deposit under $100,000, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit in increments of $100,000 or more totaled $.6 billion on December 31, 2016, of this amount $.5 billion represents Certificates of deposit of $250,000 and more. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)

2017	$960,031
2018	144,921
2019	96,875
2020	80,075
2021	49,002
2022 and after	24,229

Total	$1,355,133

Note 9  ❑  Short-term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, trading liabilities, and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2016, fixed income trading securities with a fair value of $68.9 million were pledged to secure other short-term borrowings.

The detail of short-term borrowings for the years 2016, 2015 and 2014 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Trading Liabilities	Other Short-term Borrowings

2016
Average balance	$589,223	$425,452	$771,039	$198,440
Year-end balance	414,207	453,053	561,848	83,177
Maximum month-end outstanding	695,083	528,024	874,076	792,736
Average rate for the year	0.52%	0.08%	1.95%	0.67%
Average rate at year-end	0.73	0.08	2.46	0.96

2015
Average balance	$705,054	$370,097	$733,189	$164,951
Year-end balance	464,166	338,133	566,019	137,861
Maximum month-end outstanding	1,228,125	524,191	866,005	339,468
Average rate for the year	0.26%	0.06%	2.18%	0.67%
Average rate at year-end	0.50	0.09	2.41	0.82

2014
Average balance	$1,101,910	$447,801	$633,867	$531,984
Year-end balance	1,037,052	562,214	594,314	157,218
Maximum month-end outstanding	1,247,295	562,214	718,767	1,829,141
Average rate for the year	0.25%	0.08%	2.43%	0.30%
Average rate at year-end	0.25	0.06	2.60	0.56

FIRST HORIZON NATIONAL CORPORATION

Note 10  ❑  Term Borrowings

The following table presents information pertaining to Term Borrowings reported on FHN’s Consolidated Statements of Condition on December 31:

(Dollars in thousands)	2016	2015

First Tennessee Bank National Association:
Subordinated notes (a) (b)
Maturity date – April 1, 2016 – 5.65%	$-	$252,848
Senior capital notes (b)
Maturity date – December 1, 2019 – 2.95%	399,384	400,567
Other collateralized borrowings – Maturity date – December 22, 2037
1.26% on December 31, 2016 and 0.81% on December 31, 2015 (c)	64,812	64,365
Federal Home Loan Bank borrowings
Maturity date – August 2, 2018 – 0.00%	100	-
First Horizon National Corporation:
Senior capital notes (b)
Maturity date – December 15, 2020 – 3.50%	489,202	489,833
FT Real Estate Securities Company, Inc.:
Cumulative preferred stock (a)
Maturity date – March 31, 2031 – 9.50%	46,032	45,964
First Horizon ABS Trusts:
Other collateralized borrowings (d)
Maturity date – October 25, 2034
0.93% on December 31, 2016 and 0.59% on December 31, 2015	23,126	41,100
First Tennessee New Markets Corporation Investments:
Maturity date – October 25, 2018 – 4.97%	7,301	7,301
Maturity date – February 1, 2033 – 4.97%	8,000	8,000
Maturity date – August 08, 2036 – 2.38%	2,699	2,699

Total	$1,040,656	$1,312,677

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” See Note 1 – Summary of Significant Accounting Policies for additional information.

(a)	A portion qualifies for total capital under the risk-based capital guidelines.

(b)	Changes in the fair value of debt attributable to interest rate risk are hedged. Refer to Note 22 – Derivatives.

(c)	Secured by trust preferred loans.

(d)	On December 31, 2016 and 2015, borrowings secured by $35.9 million and $52.8 million, respectively, of residential real estate loans.

FIRST HORIZON NATIONAL CORPORATION

Note 10  ❑  Term Borrowings (continued)

Annual principal repayment requirements as of December 31, 2016 are as follows:

(Dollars in thousands)

2017	$-
2018	7,401
2019	400,000
2020	500,000
2021	-
2022 and after	145,637

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

Subsidiary Preferred Stock

In 2000 FT Real Estate Securities Company, Inc. (“FTRESC”), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B (“Class B Preferred Shares”), with a liquidation preference of $1.0 million per share; of those, 47 shares were issued to nonaffiliates. As of December 31, 2016, these securities partially qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as Term borrowings. FTRESC is a real estate investment trust (“REIT”) established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. At December 31, 2016 the Class B Preferred Shares partially qualified as Tier 2 regulatory capital and the shares will be fully phased out of Tier 2 regulatory capital in 2018. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN, or any of its subsidiaries. The shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares in the event FTBNA becomes undercapitalized, insolvent, or in danger of becoming undercapitalized.

Additionally for all periods presented, subsidiaries have also issued $.6 million in aggregate of Cumulative Perpetual Preferred Stock, which has been recognized as Noncontrolling interest on the Consolidated Statements of Condition. Other preferred shares are outstanding but are owned by FHN subsidiaries and are eliminated in consolidation.

In 2005 FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (“Class A Preferred Stock”) with a liquidation preference of $1,000 per share. Dividends on the Class A Preferred Stock, if declared, accrue and are payable each quarter, in arrears, at a floating rate equal to the greater of the three month LIBOR plus .85 percent or 3.75 percent per annum. These securities qualify fully as Tier 1 capital for FTBNA while for FHN consolidated they qualify partially as Tier 1 capital and partially as Tier 2 capital. On December 31, 2016 and 2015, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition.

FIRST HORIZON NATIONAL CORPORATION

Note 12  ❑  Regulatory Capital and Restrictions

Regulatory Capital. FHN and FTBNA are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators such as capital components, asset risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN and FTBNA to maintain minimum amounts and ratios of Total, Tier 1, and Common Equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (“Leverage”). Management believes that, as of December 31, 2016, FHN and FTBNA met all capital adequacy requirements to which they were subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below.

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association
	Amount	Ratio	Amount	Ratio

On December 31, 2016
Actual:
Total Capital	$2,926,010	12.24%	$2,762,271	11.78%
Tier 1 Capital	2,671,871	11.17	2,538,382	10.83
Common Equity Tier 1	2,377,987	9.94	2,298,080	9.80
Leverage	2,671,871	9.35	2,538,382	9.16
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,913,133	8.00	1,875,780	8.00
Tier 1 Capital	1,434,849	6.00	1,406,835	6.00
Common Equity Tier 1	1,076,137	4.50	1,055,126	4.50
Leverage	1,143,250	4.00	1,108,406	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			2,344,725	10.00
Tier 1 Capital			1,875,780	8.00
Common Equity Tier 1			1,524,071	6.50
Leverage			1,385,508	5.00

On December 31, 2015
Actual:
Total Capital	$2,836,715	13.01%	$2,768,625	13.09%
Tier 1 Capital	2,572,141	11.79	2,525,912	11.95
Common Equity Tier 1	2,278,580	10.45	2,284,646	10.81
Leverage	2,572,141	9.85	2,525,912	10.06
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,744,961	8.00	1,691,477	8.00
Tier 1 Capital	1,308,721	6.00	1,268,608	6.00
Common Equity Tier 1	981,541	4.50	951,456	4.50
Leverage	1,044,378	4.00	1,004,207	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			2,114,346	10.00
Tier 1 Capital			1,691,477	8.00
Common Equity Tier 1			1,374,325	6.50
Leverage			1,255,258	5.00

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FTBNA is required to maintain a certain amount of cash reserves. On December 31, 2016 and 2015, FTBNA’s net required reserves were $259.2 million and $188.3 million, respectively, after the consideration of $158.9 million and $146.6 million in average vault cash. The remaining net reserve requirement for each year was met with Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest-bearing cash.

FIRST HORIZON NATIONAL CORPORATION

Note 12  ❑  Regulatory Capital and Restrictions (continued)

Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2016, FTBNA had undivided profits of $838.7 million, of which none was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA’s total amount available for dividends was negative $132.5 million at December 31, 2016 and at January 1, 2017. FTBNA applied for and received approval from the OCC to declare and pay common dividends to the parent company in the amount of $40.0 million in first quarter 2017, $250.0 million in 2016, and $325.0 million in 2015. During 2016 and 2015, FTBNA declared and paid dividends on its preferred stock quarterly, with OCC approval as necessary. Additionally, FTBNA’s Board has received approval from the OCC to declare and pay and has declared dividends on its preferred stock outstanding payable in April 2017.

The payment of cash dividends by FHN and FTBNA may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. For example, beginning in 2016, the ability to pay dividends is restricted if capital ratios fall below regulatory minimums plus a prescribed capital conservation buffer. Furthermore, the Federal Reserve and the OCC require insured banks and bank holding companies only to pay dividends out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results.

Restrictions on intercompany transactions. Under current Federal banking law, FTBNA may not enter into covered transactions with any affiliate including the parent company and certain financial subsidiaries in excess of 10 percent of the bank’s capital stock and surplus, as defined, or $312.4 million, on December 31, 2016. Covered transactions include a loan or extension of credit to an affiliate, a purchase of or an investment in securities issued by an affiliate and the acceptance of securities issued by the affiliate as collateral for any loan or extension of credit. The equity investment, including retained earnings, in certain of a bank’s financial subsidiaries is also treated as a covered transaction. The parent company had covered transactions of $.4 million from FTBNA and the bank’s financial subsidiary, FTN Financial Securities Corp., had a total equity investment from FTBNA of $361.9 million on December 31, 2016. Since the equity investment FTBNA has in FTN Financial Securities Corp. exceeds the 10 percent per affiliate limit, FTBNA cannot engage in any additional covered transactions with this affiliate and the banking regulators could require FTBNA to reduce its equity investment so that it is within the limit. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank’s capital stock and surplus, as defined, or $624.8 million, on December 31, 2016. FTBNA’s total covered transactions with all affiliates including the parent company on December 31, 2016 were $362.2 million.

FIRST HORIZON NATIONAL CORPORATION

Note 13  ❑  Other Income and Other Expense

Following is detail of All other income and commissions and All other expense as presented in the Consolidated Statements of Income:

(Dollars in thousands)	2016	2015	2014

All other income and commissions:
ATM interchange fees	$11,965	$11,917	$10,943
Other service charges	11,731	11,610	11,882
Mortgage banking	10,215	3,870	71,257
Electronic banking fees	5,477	5,840	6,190
Letter of credit fees	4,103	4,621	4,864
Deferred compensation	3,025	(1,369)	2,042
Insurance commissions	2,981	2,627	2,257
Gain/(loss) on extinguishment of debt	-	5,793	(4,166)
Other	14,734	15,821	12,390

Total	$64,231	$60,730	$117,659

All other expense:
Litigation and regulatory matters	$30,469	$187,607	$(2,720)
Other insurance and taxes	10,891	12,941	12,900
Travel and entertainment	10,275	9,590	9,095
Customer relations	6,255	5,382	5,726
Employee training and dues	5,691	5,390	4,518
Supplies	4,434	3,827	3,745
Tax credit investments	3,349	4,582	2,087
Miscellaneous loan costs	2,586	2,656	2,690
Foreclosed real estate	773	2,104	2,503
Other	41,568	34,123	41,952

Total	$116,291	$268,202	$82,496

Certain previously reported amounts have been reclassified to agree with current presentation.

FIRST HORIZON NATIONAL CORPORATION

Note 14  ❑  Components of Other Comprehensive Income/(loss)

The following table provides the changes in accumulated other comprehensive income/(loss) by component, net of tax, for the years ended December 31, 2016, 2015 and 2014:

(Dollars in thousands)	Securities AFS	Cash Flow Hedges	Pension and Post-retirement Plans	Total

Balance as of December 31, 2013	$(11,241)	$-	$(138,768)	$(150,009)
Net unrealized gains/(losses)	29,822	-	(71,173)	(41,351)
Amounts reclassified from AOCI	-	-	3,114	3,114

Other comprehensive income/(loss)	29,822	-	(68,059)	(38,237)

Balance as of December 31,2014	18,581	-	(206,827)	(188,246)

Net unrealized gains/(losses)	(14,055)	-	(11,117)	(25,172)
Amounts reclassified from AOCI	(1,132)	-	358	(774)

Other comprehensive income/(loss)	(15,187)	-	(10,759)	(25,946)

Balance as of December 31, 2015	3,394	-	(217,586)	(214,192)

Net unrealized gains/(losses)	(19,709)	130	(16,322)	(35,901)
Amounts reclassified from AOCI	(917)	(1,395)	4,751	2,439

Other comprehensive income/(loss)	(20,626)	(1,265)	(11,571)	(33,462)

Balance as of December 31, 2016	$(17,232)	$(1,265)	$(229,157)	$(247,654)

Reclassifications from AOCI, and related tax effects, were as follows:

(Dollars in thousands)

Details about AOCI	2016	2015	2014	Affected line item in the statement where net income is presented

Securities AFS:
Realized (gains)/losses on securities AFS	$(1,485)	$(1,836)	$-	Debt securities gains/(losses), net
Tax expense/(benefit)	568	704	-	Provision/(benefit) for income taxes

	(917)	(1,132)	-

Cash flow hedges:
Realized (gains)/losses on cash flow hedges	(2,260)	-	-	Interest and fees on loans
Tax expense/(benefit)	865	-	-	Provision/(benefit) for income taxes

	(1,395)	-	-

Pension and Postretirement Plans:
Amortization of prior service cost and net actuarial gain/(loss)	7,697	580	5,075	Employee compensation, incentives, and benefits
Tax expense/(benefit)	(2,946)	(222)	(1,961)	Provision/(benefit) for income taxes

	4,751	358	3,114

Total reclassification from AOCI	$2,439	$(774)	$3,114

FIRST HORIZON NATIONAL CORPORATION

Note 15  ❑  Income Taxes

The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Equity for the years ended December 31, were as follows:

(Dollars in thousands)	2016	2015	2014

Consolidated Statements of Income:
Income tax expense/(benefit)	$106,810	$10,941	$84,185
Consolidated Statements of Equity:
Income tax expense/(benefit) related to:
Net unrealized gains/(losses) on pension and other postretirement plans	(7,172)	(6,689)	(42,842)
Net unrealized gains/(losses) on securities available-for-sale	(12,810)	(9,445)	18,135
Net unrealized gains/(losses) on cash flow hedges	(780)	-	-
Share based compensation	(1,613)	(356)	7,220

Total	$84,435	$(5,549)	$66,698

The components of income tax expense/(benefit) for the years ended December 31, were as follows:

(Dollars in thousands)	2016	2015	2014

Current:
Federal	$25,234	$(5,059)	$83,916
State	1,803	(8,258)	(3,461)
Foreign	169	62	1
Deferred:
Federal	67,109	19,487	(157)
State	12,495	4,706	3,872
Foreign	-	3	14

Total	$106,810	$10,941	$84,185

A reconciliation of expected income tax expense/(benefit) at the federal statutory rate of 35 percent to the total income tax expense follows:

(Dollars in thousands)	2016	2015	2014

Federal income tax rate	35%	35%	35%

Tax computed at statutory rate	$120,862	$37,889	$111,381
Increase/(decrease) resulting from:
State income taxes	9,918	7	8,786
Bank-owned life insurance (“BOLI”)	(5,661)	(4,897)	(6,671)
401(k) – employee stock ownership plan (“ESOP”)	(824)	(714)	(659)
Tax-exempt interest	(7,098)	(6,507)	(5,798)
Non-deductible expenses	1,079	887	829
LIHTC credits and benefits, net of amortization	(6,165)	(7,239)	(8,075)
Other tax credits	(3,886)	(2,012)	(1,033)
Change in valuation allowance – DTA	(116)	(3,875)	(13,168)
Other changes in unrecognized tax benefits	616	(1,386)	(1,570)
Other	(1,915)	(1,212)	163

Total	$106,810	$10,941	$84,185

FIRST HORIZON NATIONAL CORPORATION

Note 15  ❑  Income Taxes (continued)

As of December 31, 2016, FHN had net deferred tax asset balances related to federal and state income tax carryforwards of $124.7 million and $19.4 million, respectively, which will expire at various dates as follows:

(Dollars in thousands)	Expiration Dates	Net Deferred Tax Asset Balance

Alternative minimum tax credits-federal	None	$14,707
General business credits-federal	2030-2036	65,341
Capital loss carryforward – federal	2017	40,404
Capital loss carryforward – federal	2021	4,065
Net operating losses-federal	2027	175
Net operating losses-states	2017-2021	1,355
Net operating losses-states	2022-2035	18,083

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

As of December 31, 2016, the gross DTA is $337.6 million. The gross DTL is $97.4 million as of December 31, 2016. Management has assessed the ability to realize the gross DTA based on positive and negative evidence and on the basis of this evaluation, a valuation allowance of $40.6 million was recorded as of December 31, 2016. As of December 31, 2016 and 2015, FHN established a valuation allowance of $40.4 million and $40.5 million, respectively, against its 2012 federal capital loss carryforward because of the uncertainty that it would be utilized before it expires in 2017. The DTA after the valuation allowance is $297.0 million as of December 31, 2016. Although realization is not assured, FHN believes that it meets the more-likely-than-not requirement with respect to the net DTA after valuation allowance.

FIRST HORIZON NATIONAL CORPORATION

Note 15  ❑  Income Taxes (continued)

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2016 and 2015 were as follows:

(Dollars in thousands)	2016	2015

Deferred tax assets:
Loss reserves	$65,605	$88,925
Employee benefits	83,074	143,474
Accrued expenses	16,767	13,753
Capital loss carryforwards	44,469	40,499
Credit carryforwards	80,048	68,716
State NOL carryforwards	19,438	19,111
Investment in debt securities (ASC 320)	10,693	-
Other	17,515	18,970

Gross deferred tax assets	337,609	393,448
Valuation allowance	(40,593)	(40,806)

Deferred tax assets after valuation allowance	$297,016	$352,642

Deferred tax liabilities:
Depreciation and amortization	$36,347	$32,177
Equity investments	12,196	10,743
Investment in debt securities (ASC 320)	-	2,088
Other intangible assets	37,596	34,056
Prepaid expenses	11,150	10,893
Other	114	3,366

Gross deferred tax liabilities	97,403	93,323

Net deferred tax assets	$199,613	$259,319

Certain previously reported amounts have been reclassified to agree with current presentation.

The total unrecognized tax benefits (“UTB”) at December 31, 2016 and 2015, was $4.2 million and $3.7 million, respectively. To the extent such unrecognized tax benefits as of December 31, 2016 are subsequently recognized, $1.8 million of tax benefits would impact tax expense and FHN’s effective tax rate in future periods.

FHN is currently in audit in several jurisdictions. It is reasonably possible that the UTB related to state exposures could decrease by $.4 million during 2017 if audits are completed and settled and if the applicable statutes of limitations expire as scheduled.

FHN recognizes interest accrued and penalties related to UTB within income tax expense. FHN had approximately $.3 million and $.1 million accrued for the payment of interest as of December 31, 2016 and 2015, respectively. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2016 and 2015 was an expense of $.2 million and a benefit of $.8 million, respectively.

The rollforward of unrecognized tax benefits is shown below:

(Dollars in thousands)

Balance at December 31, 2014	$5,207
Increases related to prior year tax positions	913
Decreases related to prior year tax positions	(428)
Increases related to current year tax positions	90
Lapse of statute	(2,109)

Balance at December 31, 2015	$3,673

Increases related to prior year tax positions	951
Increases related to current year tax positions	27
Settlements	(407)

Balance at December 31, 2016	$4,244

FIRST HORIZON NATIONAL CORPORATION

Note 16  ❑  Earnings Per Share

The following table provides reconciliations of net income to net income available to common shareholders and the difference between average basic common shares outstanding and average diluted common shares outstanding:

(Dollars and shares in thousands, except per share data)	2016	2015	2014

Net income/(loss)	$238,511	$97,313	$234,046
Net income attributable to noncontrolling interest	11,465	11,434	11,527

Net income/(loss) attributable to controlling interest	227,046	85,879	222,519
Preferred stock dividends	6,200	6,200	6,200

Net income/(loss) available to common shareholders	$220,846	$79,679	$216,319

Weighted average common shares outstanding – basic	232,700	234,189	234,997
Effect of dilutive securities	2,592	2,077	1,738

Weighted average common shares outstanding – diluted	235,292	236,266	236,735

Net income/(loss) per share available to common shareholders	$0.95	$0.34	$0.92

Diluted income/(loss) per share available to common shareholders	$0.94	$0.34	$0.91

The following table presents outstanding options and other equity awards that were excluded from the calculation of diluted earnings per share because they were either anti-dilutive (the exercise price was higher than the weighted-average market price for the period) or the performance conditions have not been met:

(Shares in thousands)	2016	2015	2014

Stock options excluded from the calculation of diluted EPS	2,610	3,559	4,570
Weighted average exercise price of stock options excluded from the calculation of diluted EPS	$26.29	$24.40	$23.46
Other equity awards excluded from the calculation of diluted EPS	37	98	-

Note 17  ❑  Contingencies and Other Disclosures

Contingencies

Contingent Liabilities Overview

Contingent liabilities arise in the ordinary course of business. Often they are related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against FHN and its subsidiaries. Also, FHN at times receives requests for information, subpoenas, or other inquiries from federal, state, and local regulators, from other government authorities, and from other parties concerning various matters relating to FHN’s current or former lines of business. Certain matters of that sort are pending at this time, and FHN is cooperating in those matters. Pending and threatened litigation matters sometimes are resolved in court or before an arbitrator, and sometimes are settled by the parties. Regardless of the manner of resolution, frequently the most significant changes in status of a matter occur over a short time period, often following a lengthy period of little substantive activity. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims or other actions may be possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. FHN establishes a loss contingency liability for a litigation matter when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance requires a liability to be established at the low end of the range.

Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to threatened or pending litigation matters should not have a material adverse effect on the

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

consolidated financial condition of FHN, but may be material to FHN’s operating results for any particular reporting period depending, in part, on the results from that period.

Material Loss Contingency Matters

Summary

As used in this Note, “material loss contingency matters” generally fall into at least one of the following categories: (i) FHN has determined material loss to be probable and has established a material loss liability in accordance with applicable financial accounting guidance, other than certain matters reported as having been substantially settled or otherwise substantially resolved; (ii) FHN has determined material loss to be probable but is not reasonably able to estimate an amount or range of material loss liability; or (iii) FHN has determined that material loss is not probable but is reasonably possible, and that the amount or range of that reasonably possible material loss is estimable. As defined in applicable accounting guidance, loss is reasonably possible if there is more than a remote chance of a material loss outcome for FHN. Set forth below are disclosures for certain pending or threatened litigation matters, including all matters mentioned in (i) or (ii) and certain matters mentioned in (iii). In addition, certain other matters, or groups of matters, are discussed relating to FHN’s former mortgage origination and servicing businesses. In all litigation matters discussed, unless settled or otherwise resolved, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.

FHN reassesses the liability for litigation matters each quarter as the matters progress. At December 31, 2016, the aggregate amount of liabilities established for all such loss contingency matters was $28.0 million. These liabilities are separate from those discussed under the heading “Repurchase and Foreclosure Liability” below.

In each material loss contingency matter, except as otherwise noted, there is more than a remote chance that any of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. At December 31, 2016, FHN estimates that for all material loss contingency matters, estimable reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to approximately $52 million.

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

Material Matters

FHN, along with multiple co-defendants, is defending lawsuits brought by investors which claim that the offering documents under which certificates relating to First Horizon branded securitizations were sold to them were materially deficient. Two of those matters are material: (1) Federal Deposit Insurance Corporation (“FDIC”) as receiver for Colonial Bank, in the U.S. District Court for the Middle District of Alabama (Case No. CV-12-791-WKW-WC); and (2) FDIC as receiver for Colonial Bank, in the U.S. District Court for the Southern District of New York (Case No. 12 Civ. 6166 (LLS)(MHD)). The plaintiff in those suits claims to have purchased (and later sold) certificates in a number of separate securitizations and demands damages and prejudgment interest, among several remedies sought. At year-end 2016 both matters were pending, but in January 2017 the parties settled the Alabama matter. The material loss contingency liability mentioned above includes an amount for the Alabama matter, which had not been paid at year-end. The current RPL estimate for the remaining matter is subject to significant uncertainties regarding: the dollar amounts claimed; the potential remedies that might be available or awarded; the outcome of any settlement discussions; the availability of significantly dispositive defenses; and the incomplete status of the discovery process. FDIC’s claims in

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

the New York matter relate to alleged purchases totaling $83.4 million. Additional information concerning FHN’s former mortgage businesses is provided below in “Obligations from Legacy Mortgage Businesses.”

Underwriters are co-defendants in the FDIC-New York matter and have demanded, under provisions in the applicable underwriting agreements, that FHN indemnify them for their expenses and any losses they may incur. In addition, FHN has received indemnity demands from underwriters in certain other suits as to which investors claim to have purchased certificates in FH proprietary securitizations but as to which FHN has not been named a defendant.

For most pending indemnity claims FHN is unable to estimate an RPL range due to significant uncertainties regarding: claims as to which the claimant specifies no dollar amount; the potential remedies that might be available or awarded; the availability of significantly dispositive defenses such as statutes of limitations or repose; the outcome of potentially dispositive early-stage motions such as motions to dismiss; the incomplete status of the discovery process; the lack of a precise statement of damages; and lack of precedent claims. The alleged purchase prices of the certificates subject to pending indemnification claims, excluding the FDIC-New York matter, total $409.9 million.

FHN is defending a suit filed in January 2017 by the successor to a purchaser of other whole loans sold, ResCap Liquidating Trust, which is pending in the U.S District Court for the District of Minnesota (Case No. 17-CV-194). Plaintiff claims that FHN breached representations and warranties made in the loan sales, which occurred over many years, and that FHN is obligated to indemnify plaintiff for certain losses. The suit seeks make-whole and other damages, indemnification, a declaratory judgment, and other remedies. FHN is unable to estimate an RPL range for this matter due to significant uncertainties regarding, among other things: lack of information about the claims made; the prospects for potentially dispositive early-stage motions; the prospects for significantly dispositive defenses; the scope of potential remedies that might be available or awarded; lack of any discovery; lack of a precise statement of damages; and lack of precedent claims.

FHN has additional potential exposures related to its former mortgage businesses. A few of those matters have become litigation which FHN currently estimates are immaterial, some are non-litigation claims or threats, some are mere subpoenas or other requests for information, and in some areas FHN has no indication of any active or threatened dispute. Some of those matters might eventually result in loan repurchases or make-whole payments and could be included in the repurchase liability discussed below, and some might eventually result in damages or other litigation-oriented liability, but none are included in the material loss contingency liabilities mentioned above or in the RPL range mentioned above. Additional information concerning such exposures is provided below in “Obligations from Legacy Mortgage Businesses.”

Material Gain Contingency Matter

In second quarter 2015 FHN reached an agreement with DOJ and HUD to settle potential claims related to FHN’s underwriting and origination of loans insured by FHA. Under that agreement FHN paid $212.5 million. FHN believes that certain insurance policies, having an aggregate policy limit of $75 million, provide coverage for FHN’s losses and related costs. The insurers have denied and/or reserved rights to deny coverage. FHN has brought suit against the insurers to enforce the policies under Tennessee law. In connection with this litigation the previously recognized expenses associated with the settled matter may be recouped in part. Under applicable financial accounting guidance FHN has determined that although material gain from this litigation is not probable, there is a reasonably possible (more than remote) chance of a material gain outcome for FHN. FHN cannot determine a probable outcome that may result from this matter because of the uncertainty of the potential outcomes of the legal proceedings and also due to significant uncertainties regarding: legal interpretation of the relevant contracts; potential remedies that might be available or awarded; the ultimate effect of counterclaims asserted by the defendants; and incomplete discovery. Additional information concerning FHN’s former mortgage businesses is provided below in “Obligations from Legacy Mortgage Businesses.”

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

Obligations from Legacy Mortgage Businesses

The loss contingencies mentioned above under “Material Matters” stem from FHN’s former mortgage origination and servicing businesses. FHN retains potential for further exposure, in addition to the matters named, from those former businesses. The following discussion provides context and other information to enhance an understanding of those matters and exposures.

Overview

Prior to September 2008 FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sales typically were effected either as non-recourse whole-loan sales or through non-recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominately to two GSEs: Fannie Mae and Freddie Mac. Also, federally insured or guaranteed whole loans were pooled, and payments to investors were guaranteed through Ginnie Mae. Many mortgage loan originations, especially nonconforming mortgage loans, were sold to investors, or certificate-holders, predominantly through FH proprietary securitizations but also, to a lesser extent, through other whole loans sold to private non-Agency purchasers. FHN used only one trustee for all of its FH proprietary securitizations. FHN also originated mortgage loans eligible for FHA insurance or VA guaranty. In addition, FHN originated and sold HELOCs and second lien mortgages through other whole loans sold to private purchasers and, to a lesser extent, through FH proprietary securitizations. Currently, only one FH securitization of HELOCs remains outstanding.

For non-recourse loan sales, FHN has exposure for repurchase of loans, make-whole damages, or other related damages, arising from claims that FHN breached its representations and warranties made at closing to the purchasers, including GSEs, other whole loan purchasers, and the trustee of FH proprietary securitizations.

During the time these legacy activities were conducted, FHN frequently sold mortgage loans “with servicing retained.” As a result, FHN accumulated substantial amounts of MSR on its balance sheet, as well as contractual servicing obligations and related deposits and receivables. FHN conducted a significant servicing business under its First Horizon Home Loans brand.

MI was required by GSE rules for certain of the loans sold to GSEs and was also provided for certain of the loans that were securitized. MI generally was provided for first lien loans sold or securitized having an LTV ratio at origination of greater than 80 percent.

In 2007, market conditions deteriorated to the point where mortgage-backed securitizations no longer could be sold economically; FHN’s last securitization occurred that year. FHN continued selling mortgage loans to GSEs until August 31, 2008, when FHN sold its national mortgage origination and servicing platforms along with a portion of its servicing assets and obligations. FHN contracted to have its remaining servicing obligations sub-serviced. Since the platform sale FHN has sold substantially all remaining servicing assets and obligations.

Certain mortgage-related terms used in this “Contingencies” section are defined in “Mortgage-Related Glossary” at the end of this Overview.

Repurchase and Make-Whole Obligations

Starting in 2009, FHN received a high number of claims either to repurchase loans from the purchaser or to pay the purchaser to “make them whole” for economic losses incurred. These claims have been driven primarily by loan delinquencies. In repurchase or make-whole claims a loan purchaser typically asserts that specified loans violated representations and warranties FHN made when the loans were sold. A significant majority of claims received overall have come from GSEs, and the remainder are from purchasers of other whole loan sales. FHN has not received a loan repurchase or make-whole claim from the FH proprietary securitization trustee.

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

Generally, FHN reviews each claim and MI cancellation notice individually. FHN’s responses include appeal, provide additional information, deny the claim (rescission), repurchase the loan or remit a make-whole payment, or reflect cancellation of MI.

After several years resolving repurchase and make-whole claims with each GSE on a loan-by-loan basis, in 2013 and 2014 FHN entered into DRAs with the GSEs, resolving at once a large fraction of potential claims. Starting in 2014, the overall number of such claims diminished substantially, primarily as a result of the DRAs. Each DRA resolved obligations associated with loans originated from 2000 to 2008, but certain obligations and loans were excluded. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have loan repurchase or monetary compensation obligations under the DRAs related to private mortgage insurance rescissions, cancellations, and denials (with certain exceptions). FHN also has exposure related to loans where there has been a prior bulk sale of servicing, as well as certain other whole-loan sales. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for MI cancellations and denials to the extent attributable to the acts of the current servicer.

While large portions of repurchase claims from the GSEs were settled with the DRAs, large-scale settlement of repurchase, make-whole, and indemnity claims with non-Agency claimants is not practical. Those claims are resolved case by case or, occasionally, with less-comprehensive settlements. In second quarter 2016, in the largest such settlement to date, FHN settled certain claims which reduced the repurchase and foreclosure liability and resulted in a reversal of certain prior provision expense. Such claims that are not resolved by the parties can, and sometimes have, become litigation.

FH Proprietary Securitization Actions

FHN has potential financial exposure from FH proprietary securitizations outside of the repurchase/make-whole process. Several investors in certificates sued FHN and others starting in 2009, and several underwriters or other counterparties have demanded that FHN indemnify and defend them in securitization lawsuits. The pending suits generally assert that disclosures made to investors in the offering and sale of certificates were legally deficient.

Servicing Obligations

FHN’s national servicing business was sold as part of the platform sale in 2008. A significant amount of MSR was sold at that time, and a significant amount was retained. The related servicing activities, including foreclosure and loss mitigation practices, not sold in 2008 were outsourced through a three-year subservicing arrangement (the “2008 subservicing agreement”) with the platform buyer (the “2008 subservicer”). The 2008 subservicing agreement expired in 2011 when FHN entered into a replacement agreement with a new subservicer (the “2011 subservicer”). In fourth quarter 2013, FHN contracted to sell a substantial majority of its remaining servicing obligations and servicing assets (including advances) to the 2011 subservicer. The servicing was transferred to the buyer in stages, and was substantially completed in first quarter 2014. The servicing still retained by FHN continues to be subserviced.

As servicer, FHN had contractual obligations to the owners of the loans (primarily GSEs) and securitization trustees, to handle billing, custodial, and other tasks related to each loan. Each subservicer undertook to perform those obligations on FHN’s behalf during the applicable subservicing period, although FHN legally remained the servicer of record for those loans that were subserviced.

The 2008 subservicer has been subject to a consent decree, and entered into a settlement agreement with regulators related to alleged deficiencies in servicing and foreclosure practices. The 2008 subservicer has made demands of FHN, under the 2008 subservicing agreement, to pay certain resulting costs and damages totaling $43.5 million. FHN disagrees with those demands and has made no payments. This disagreement has the potential to result in litigation and, in any such future litigation, the claim against FHN may be substantial.

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

A certificate holder has contacted FHN, threatening to make claims based on alleged deficiencies in servicing loans held in certain FH proprietary securitization trusts. The holder has sued the FH securitization trustee, but (to date) has not sued FHN. FHN cannot predict how this inquiry, or the trustee suit, will proceed nor whether any claim or suit, if made or brought against FHN, will be material to FHN.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans to the Agencies. This includes $57.6 billion of loans sold to GSEs and $11.9 billion of loans guaranteed by Ginnie Mae. Although FHN conducted these businesses before 2005, GSE loans originated in 2005 through 2008 account for a substantial majority of all repurchase requests/make-whole claims received since the 2008 platform sale.

From 2005 through 2007, $26.7 billion of mortgage loans were included in FH proprietary securitizations.

Mortgage-Related Glossary

Agencies	the two GSEs and Ginnie Mae	HELOC	home equity line of credit

certificates	securities sold to investors representing interests in mortgage loan securitizations	HUD	Dept. of Housing and Urban Development

DOJ	U.S. Department of Justice	LTV	loan-to-value, a ratio of the loan amount divided by the home value

DRA	definitive resolution agreement with a GSE	MI	private mortgage insurance, insuring against borrower payment default

Fannie Mae, Fannie, FNMA	Federal National Mortgage Association	MSR	mortgage servicing rights

FH proprietary securitization	securitization of mortgages sponsored by FHN under its First Horizon brand	nonconforming loans	loans that did not conform to Agency program requirements

FHA	Federal Housing Administration	other whole loans sold	mortgage loans sold to private, non-Agency purchasers

Freddie Mac, Freddie, FHLMC	Federal Home Loan Mortgage Corporation	2008 platform sale, platform sale, 2008 sale	FHN’s sale of its national mortgage origination and servicing platforms in 2008

Ginnie Mae, Ginnie, GNMA	Government National Mortgage Association	pipeline or active pipeline	pipeline of mortgage repurchase, make-whole, & certain related claims against FHN

GSEs	Fannie Mae and Freddie Mac	VA	Veterans Administration

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

Repurchase and Foreclosure Liability

The repurchase and foreclosure liability is comprised of reserves to cover estimated loss content in the active pipeline, estimated future inflows, as well as estimated loss content related to certain known claims not currently included in the active pipeline. FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision.

Based on currently available information and experience to date, FHN has evaluated its loan repurchase, make-whole, and certain related exposures and has accrued for losses of $66.0 million and $115.6 million as of December 31, 2016 and 2015, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges/expense reversals to increase/decrease the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income. The estimates are based upon currently available information and fact patterns that exist as of the balance sheet dates and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability.

Government-Backed Mortgage Lending Programs

FHN’s FHA and VA program lending was substantial prior to the 2008 platform sale, and has continued at a much lower level since then. As lender, FHN made certain representations and warranties as to the compliance of the loans with program requirements. Over the past several years, most recently in first quarter 2015, FHN occasionally has recognized significant losses associated with settling claims and potential claims by government agencies, and by private parties asserting claims on behalf of agencies, related to these origination activities. At December 31, 2016, FHN had not accrued a liability for any matter related to these government lending programs, and no pending or known threatened matter related to these programs represented a material loss contingency described above.

Other FHN Mortgage Exposures

At December 31, 2016, FHN had not accrued a liability for exposure for repurchase of first-lien loans related to FH proprietary securitizations arising from claims from the trustee that FHN breached its representations and warranties in FH proprietary securitizations at closing. FHN’s trustee is a defendant in lawsuits in which the plaintiffs have asserted that the trustee has duties to review loans and otherwise to act against FHN outside of the duties specified in the applicable trust documents; FHN is not a defendant and is not able to assess what, if any, exposure FHN may have as a result of them.

FHN is defending, directly or as indemnitor, certain pending lawsuits brought by purchasers of certificates in FH proprietary securitizations or their assignees. FHN believes a new lawsuit based on federal securities claims that offering disclosures were deficient cannot be brought at this time due to the running of applicable limitation periods, but other investor claims, based on other legal theories, might still be possible. Due to sales of MSR starting in 2008, FHN has limited visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity.

Many non-GSE purchasers of whole loans from FHN included those loans in their own securitizations. Regarding such other whole loans sold, FHN made representations and warranties concerning the loans and provided indemnity covenants to the purchaser/securitizer. Typically the purchaser/securitizer assigned key contractual rights against FHN to the securitization trustee. As mentioned above, repurchase, make-whole, indemnity, and other monetary claims related to specific loans are included in the active pipeline and repurchase reserve. In addition, currently the following categories of actions are pending which involve FHN and other whole loans sold: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii) FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; (iii) FHN has received repurchase demands from purchasers or their assignees; and (iv) FHN is a defendant in legal

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

actions involving FHN-originated other whole loans sold. At December 31, 2016, FHN’s repurchase and foreclosure liability considered certain known exposures from other whole loans sold.

Certain government entities have subpoenaed information from FHN and others. These entities include the FDIC (on behalf of certain failed banks) and the FHLBs of San Francisco, Atlanta, and Seattle, among others. These entities purport to act on behalf of several purchasers of FH proprietary securitizations, and of non-FH securitizations which included other whole loans sold. Collectively, the subpoenas seek information concerning: a number of FH proprietary securitizations and/or underlying loan originations; and originations of certain other whole loans sold which, in many cases, were included by the purchaser in its own securitizations. Some subpoenas fail to identify the specific investments made or loans at issue. Moreover, FHN has limited information regarding at least some of the loans under review. Unless and until a review (if related to specific loans) becomes an identifiable repurchase claim, the associated loans are not considered part of the active pipeline.

Other Disclosures

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

Conversion of these shares into Class A shares of Visa is prohibited until the final resolution of the covered litigation. In conjunction with the prior sales of Visa Class B shares in December 2010 and September 2011, FHN and the purchasers entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. The conversion ratio is adjusted when Visa deposits funds into the escrow account to cover certain litigation. As of December 31, 2016 and 2015, the derivative liabilities were $6.2 million and $4.8 million, respectively.

In July 2012, Visa and MasterCard announced a joint settlement (the “Settlement”) related to the Payment Card Interchange matter, one of the Covered Litigation matters. Based on the amount of the Settlement attributable to Visa and an assessment of FHN’s contingent liability accrued for Visa litigation matters, the Settlement did not have a material impact on FHN. The Settlement was vacated upon appeal in June 2016. Accordingly, the outcome of this matter remains uncertain. Additionally, other Covered Litigation matters are also pending judicial resolution, including new matters filed by class members who opted out of the Settlement. So long as any Covered Litigation matter remains pending, FHN’s ability to transfer its Visa holdings is restricted, with limited exceptions.

FHN now holds approximately 1.1 million Visa Class B shares. FHN’s Visa shares are not considered to be marketable and therefore are included in the Consolidated Statements of Condition at their historical cost of $0. As of December 31, 2016, the conversion ratio is 165 percent reflecting a Visa stock split in March 2015, and the contingent liability is $.8 million. Future funding of the escrow would dilute this conversion ratio by an amount that is not determinable at present. Based on the closing price on December 31, 2016, assuming conversion into Class A shares at the current conversion ratio, FHN’s Visa holdings would have a value of approximately $143 million. Recognition of this value is dependent upon the final resolution of the remainder of Visa’s Covered Litigation matters without further reduction of the conversion ratio.

FIRST HORIZON NATIONAL CORPORATION

Note 17  ❑  Contingencies and Other Disclosures (continued)

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

Note 18  ❑  Pension, Savings, and Other Employee Benefits

Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. Benefits under the plan are “frozen” so that years of service and compensation changes after 2012 do not affect the benefit owed. Minimum contributions are based upon actuarially determined amounts necessary to fund the benefit obligation. Decisions to contribute to the plan are based upon pension funding requirements under the Pension Protection Act, the maximum amount deductible under the Internal Revenue Code, the actual performance of plan assets, and trends in the regulatory environment. FHN contributed $165 million to the qualified pension plan in third quarter 2016. The contribution had no effect on FHN’s 2016 Consolidated Statements of Income. Management has assessed the need for future contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2017.

FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the qualified pension plan have been limited by tax rules. These other non-qualified plans are unfunded, and contributions to these plans cover all benefits paid under the non-qualified plans. Payments made under the non-qualified plans were $5.1 million for 2016. FHN anticipates making benefit payments under the non-qualified plans of $5.0 million in 2017.

Savings plan. FHN provides all qualifying full-time employees with the opportunity to participate in the FHN tax qualified 401(k) savings plan. The qualified plan allows employees to defer receipt of earned salary, up to tax law limits, on a tax-advantaged basis. Accounts, which are held in trust, may be invested in a wide range of mutual funds and in FHN common stock. Up to tax law limits, FHN provides a 100 percent match for the first 6 percent of salary deferred, with company matching contributions invested according to a participant’s current investment elections. The savings plan also allows employees to invest in a non-leveraged employee stock ownership plan (“ESOP”). Cash dividends on shares held by the ESOP are charged to retained earnings and the shares are considered outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 7,793,110 on December 31, 2016. Through a non-qualified savings restoration plan, FHN provides a restorative benefit to certain highly-compensated employees who participate in the savings plan and whose contribution elections are capped by tax limitations.

FHN also provides “flexible dollars” to assist employees with the cost of annual benefits and/or allow the employee to contribute to his or her qualified savings plan account. These “flexible dollars” are pre-tax contributions and are based upon the employees’ years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $21.6 million for 2016, $20.8 million for 2015, and $20.4 million for 2014.

Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance benefits to retirement-eligible employees. The postretirement medical plan is contributory with FHN contributing a fixed amount for certain participants. FHN’s postretirement benefits include certain prescription drug benefits. In 2015, FHN notified participants of revisions to the retiree medical plan effective January 1, 2016. In conjunction with this action, FHN recognized an $8.3 million curtailment gain in third quarter 2015. FHN also recognized a $1.0 million reduction in the plans’ projected benefit obligation and a $5.3 million tax-effected adjustment to accumulated other comprehensive income.

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

Actuarial assumptions. FHN’s process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the plan’s broad allocation of its assets to asset classes, such as large cap equity and fixed income. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a thirty year time horizon. In conjunction with the contribution made in 2016, the asset allocation strategy for the qualified pension plan was adjusted through the sale of all equity investments with investment of the proceeds, in addition to the contribution, into fixed income instruments that more closely matched the estimated duration of payment obligations. Consequently, FHN selected a 4.50 percent assumption for 2017 for the qualified defined benefit pension plan and a 2.15 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993. FHN selected a 6.00 percent assumption for postretirement medical plan assets dedicated to employees who retired after January 1, 1993.

The discount rates for the three years ended 2016 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN’s plans and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company’s funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $250 million par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

The actuarial assumptions used in the defined benefit pension plan and other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost
	2016	2015	2014	2016	2015	2014

Discount rate
Qualified pension	4.39%	4.68%	4.30%	4.69%	4.30%	5.15%
Nonqualified pension	4.07%	4.33%	4.00%	4.34%	4.00%	4.70%
Other nonqualified pension	3.39%	3.57%	3.35%	3.57%	3.35%	4.05%
Postretirement benefits	3.67% - 4.57%	3.76% - 4.87%	3.45% - 4.45%	3.84% - 4.87%	3.45% - 4.45%	4.10% - 5.35%

Expected long-term rate of return
Qualified pension/ postretirement benefits	4.50%	6.00%	5.85%	6.00%	5.85%	6.60%
Postretirement benefit (retirees post January 1, 1993)	6.00%	6.15%	6.35%	6.15%	6.35%	6.95%
Postretirement benefit (retirees prior to January 1, 1993)	2.15%	2.10%	2.30%	2.10%	2.30%	2.85%

In 2014, the Society of Actuaries published updated life expectancy tables based upon a study of recent non-governmental pension plan experience in the United States. These new tables reflected the increased longevity of pension plan participants as well as projected future improvements in life expectancy in comparison to prior life expectancy tables. FHN included the newly released tables within the annual re-measurement of its pension and postretirement plan calculations beginning in 2014. Consideration of the new life expectancy tables resulted in an 8 percent increase of the projected benefit obligations for FHN’s pension plans in 2014 compared to the use of the former tables. The effects of subsequent changes in life expectancy tables have not been significant.

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

The rate of compensation increase previously had a significant effect on the actuarial assumptions used for the defined benefit pension plan. However, given the pension plan freeze as of December 31, 2012, the rate of compensation increase no longer applies to the qualified pension plan.

The health care cost trend rate assumption previously had a significant effect on the amounts reported. However, given the change to a defined contribution subsidy model for postretirement medical insurance benefits, a one-percentage-point change in assumed health care cost trend rates would have no impact on the reported service and interest cost components or the postretirement benefit obligation at the end of the plan year since the annual rate of increase in health care costs was no longer included in the actuarial assumptions for that plan for the 2016 and 2015 measurements.

The components of net periodic benefit cost for the plan years 2016, 2015 and 2014 are as follows:

(Dollars in thousands)	Total Pension Benefits			Other Benefits
	2016	2015	2014	2016	2015	2014

Components of net periodic benefit cost
Service cost	$39	$40	$56	$110	$146	$207
Interest cost	31,216	36,424	34,915	1,292	1,413	1,754
Expected return on plan assets	(39,123)	(37,516)	(40,093)	(913)	(956)	(1,025)
Amortization of unrecognized:
Prior service cost/(credit)	196	333	346	170	(830)	(1,163)
Actuarial (gain)/loss	8,141	10,103	6,898	(810)	(1,014)	(1,006)

Net periodic benefit cost	469	9,384	2,122	(151)	(1,241)	(1,233)

ASC 715 curtailment (income) (a)	-	-	-	-	(8,283)	-
ASC 715 special termination benefits (b)	-	-	1,009	-	-	-

Total periodic benefit costs	$469	$9,384	$3,131	$(151)	$(9,524)	$(1,233)

(a)

In 2015, an announced revision to the retiree medical plan triggered curtailment accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the curtailment and realized a curtailment gain.

(b)	In 2014, a one-time special termination benefits charge was recognized related to recalculation of a participant’s benefit under a non-qualified plan upon retirement.

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a calculated value that recognizes changes in the fair value of plan assets over five years, as permitted by GAAP.

In 2016, FHN changed its methodology for the calculation of interest cost for its applicable employee benefit plans. Prior to 2016 FHN utilized a weighted average discount rate to determine interest cost, which is the same discount rate used to calculate the projected benefit obligation. Starting in 2016, FHN adopted a spot rate approach which applies duration-specific rates from the full yield curve to estimated future benefit payments for the determination of interest cost. This change in accounting estimate reduced interest cost across all plans by $5.8 million in 2016.

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

The following tables set forth the plans’ benefit obligations and plan assets for 2016 and 2015:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2016	2015	2016	2015

Change in benefit obligation
Benefit obligation, beginning of year	$816,529	$859,853	$33,166	$35,328
Service cost	39	40	110	146
Interest cost	31,216	36,424	1,292	1,413
Actuarial (gain)/loss	12,733	(49,919)	2,110	(2,393)
Actual benefits paid (a)	(55,975)	(29,869)	(1,275)	(1,057)
Gain due to curtailment	-	-	-	(271)

Benefit obligation, end of year	$804,542	$816,529	$35,403	$33,166

Change in plan assets
Fair value of plan assets, beginning of year	$638,169	$695,549	$16,128	$16,639
Actual return on plan assets	27,448	(31,699)	991	(169)
Employer contributions	169,230	4,188	873	715
Actual benefits paid – settlement payments	-	-	(1,275)	(1,057)
Actual benefits paid – other payments (a)	(55,975)	(29,869)	-	-

Fair value of plan assets, end of year	$778,872	$638,169	$16,717	$16,128

Funded status of the plans	$(25,670)	$(178,360)	$(18,686)	$(17,038)

Amounts recognized in the Statements of Condition
Other assets	$18,104	$-	$13,050	$12,679
Other liabilities	(43,774)	(178,360)	(31,736)	(29,717)

Net asset/(liability) at end of year	$(25,670)	$(178,360)	$(18,686)	$(17,038)

(a)	Increase in 2016 due to the settlement of certain terminated, vested participants in qualified pension plan.

The qualified pension plan was overfunded as of December 31, 2016, by $18.1 million. The nonqualified pension plan was underfunded as of December 31, 2016, by $43.8 million. At year-end 2015, the qualified and nonqualified pension plans were underfunded by $132.6 million, and $45.8 million, respectively. Because of the pension freeze as of the end of 2012, the pension benefit obligation and the accumulated benefit obligation are the same as of December 31, 2016 and 2015. The projected benefit obligation and the accumulated benefit obligation for the qualified pension plan exceeded all corresponding plan assets as of December 31, 2015.

Unrecognized actuarial gains and losses and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2016 and 2015 consist of:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2016	2015	2016	2015

Amounts recognized in accumulated other comprehensive income
Prior service cost/(credit)	$52	$248	$95	$265
Net actuarial (gain)/loss	379,724	363,457	(8,076)	(10,918)

Total	$379,776	$363,705	$(7,981)	$(10,653)

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

The pre-tax amounts recognized in other comprehensive income during 2016 and 2015 were as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2016	2015	2016	2015

Changes in plan assets and benefit obligation recognized in other comprehensive income
Net actuarial (gain)/loss arising during measurement period	$24,408	$19,296	$2,032	$(1,268)
Items amortized during the measurement period:
Prior service credit/(cost) (a)	(196)	(333)	(170)	8,842
Net actuarial gain/(loss)	(8,141)	(10,103)	810	1,014

Total recognized in other comprehensive income	$16,071	$8,860	$2,672	$8,588

(a)

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

For pension plans, the estimated actuarial loss that would be amortized from AOCI into net periodic benefit cost in 2017 is $9.5 million. For other postretirement plans, the estimated actuarial gain to be amortized from AOCI into net periodic benefit in 2017 is $.6 million. In 2017, the estimated prior service cost expected to be amortized from AOCI into net periodic benefits related to pension and other postretirement plans is not expected to be material.

FHN does not expect any defined benefit pension plan’s and other employee benefit plan’s assets to be returned to FHN in 2017.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate:

(Dollars in thousands)	Pension Benefits	Other Benefits

2017	$33,453	$1,499
2018	35,139	1,549
2019	37,214	1,603
2020	39,553	1,663
2021	41,452	1,728
2022-2026	226,735	9,625

Plan assets. FHN’s overall investment goal is to create, over the life of the pension plan and retiree medical plan, an adequate pool of sufficiently liquid assets to support the qualified pension benefit obligations to participants, retirees, and beneficiaries, as well as to partially support the medical obligations to retirees and beneficiaries. Thus, the qualified pension plan and retiree medical plan seek to achieve a high level of investment return consistent with a prudent level of portfolio risk.

Prior to the contribution in third quarter 2016, FHN had adopted an investment strategy that reduced equities and increased long duration fixed income allocations over time with the intention of reducing volatility of funded status and pension costs. Plan assets were shifted from equities to fixed income securities when certain funded status thresholds were met. At December 31, 2015, the target allocation to equities was 32 percent and the target allocation to fixed income and cash equivalents was 68 percent. Equity securities, most of which were included in

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

common and collective funds, primarily included investments in large capital and small capital companies located in the U.S., as well as international equity securities in developed and emerging markets. Subsequent to the 2016 contribution, qualified pension plan assets primarily consist of fixed income securities which include U.S. treasuries, corporate bonds of companies from diversified industries, municipal bonds, and foreign bonds. Fixed income investments generally have long durations consistent with the estimated pension liabilities of FHN. This duration-matching strategy is intended to hedge substantially all of the plan’s risk associated with future benefit payments. Retiree medical funds are kept in short-term investments, primarily money market funds and mutual funds. On December 31, 2016 and 2015, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN’s pension plan assets at December 31, 2016 and 2015, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 24 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

(Dollars in thousands)	December 31, 2016
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$23,815	$-	$-	$23,815
Fixed income securities:
U.S. treasuries	-	30,576	-	30,576
Corporate, municipal and foreign bonds	-	505,374	-	505,374
Common and collective funds:
Fixed income	-	219,107	-	219,107

Total	$23,815	$755,057	$-	$778,872

(Dollars in thousands)	December 31, 2015
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$8,527	$-	$-	$8,527
Equity securities:
U.S. mid capital	11,509	-	-	11,509
Fixed income securities:
U.S. treasuries	-	9,534	-	9,534
Corporate, municipal and foreign bonds	-	197,089	-	197,089
Common and collective funds:
Fixed income	-	214,933	-	214,933
U.S. large capital	-	101,867	-	101,867
U.S. small capital	-	39,744	-	39,744
International	-	54,966	-	54,966

Total	$20,036	$618,133	$-	$638,169

Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. The Pension and Savings Investment Committee, comprised of senior managers within the organization, meets regularly to review asset performance and potential portfolio revisions. With the change in asset allocation in 2016, adjustments to the qualified pension plan asset allocation will primarily reflect changes in anticipated liquidity needs for plan benefits.

FIRST HORIZON NATIONAL CORPORATION

Note 18  ❑  Pension, Savings, and Other Employee Benefits (continued)

The fair value of FHN’s retiree medical plan assets at December 31, 2016 and 2015 by asset category are as follows:

(Dollars in thousands)	December 31, 2016
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$626	$-	$-	$626
Mutual funds:
Equity mutual funds	10,443	-	-	10,443
Fixed income mutual funds	5,648	-	-	5,648

Total	$16,717	$-	$-	$16,717

(Dollars in thousands)	December 31, 2015
	Level 1	Level 2	Level 3	Total

Cash equivalents and money market funds	$365	$-	$-	$365
Mutual funds:
Equity mutual funds	9,562	-	-	9,562
Fixed income mutual funds	6,201	-	-	6,201

Total	$16,128	$-	$-	$16,128

The number of shares of FHN common stock held by the qualified pension plan was 792,607 for 2015. All shares were sold in 2016 in conjunction with the asset-liability hedging strategy discussed previously.

FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Equity compensation plans

FHN currently has one plan, its shareholder-approved Equity Compensation Plan (“ECP”), which authorizes the grant of new stock-based awards to employees and directors. Most awards outstanding at year end were granted under the ECP, though older stock options and certain deferred stock units remain outstanding under several plans which no longer are active. The ECP authorizes a broad range of award types, including restricted shares, stock units, and stock options. Stock units may be paid in shares or cash, depending upon the terms of the award. The ECP also authorizes the grant of stock appreciation rights, though no such grants have been made. Unvested awards have service and/or performance conditions which must be met in order for the shares to vest. Awards generally have service-vesting conditions, meaning that the employee must remain employed by FHN for certain periods in order for the award to vest. Some outstanding awards also have performance conditions, and two outstanding awards have performance conditions associated with FHN’s stock price. FHN operates the ECP by establishing award programs, each of which is intended to cover a specific need. Programs are created, changed, or terminated as needs change. On December 31, 2016, there were 11,454,517 shares available for new awards under the ECP. The ECP imposes a separate limit on full-value (non-option) awards which is included within the overall limit; at December 31, 2016 there were 8,744,702 shares available to be granted as full-value awards.

Service condition full-value awards. Awards may be granted with service conditions only. In recent years, programs using these awards have included annual programs for executives and selected management employees, a mandatory deferral program for executives tied to annual bonuses earned, other mandatory or elective deferral programs, various retention programs, and special hiring-incentive situations. Details of the awards vary by program, but most are settled in shares at vesting rather than cash, and vesting rarely begins earlier than the first anniversary of grant and rarely extends beyond the fourth anniversary of grant. Annual programs tend to use multiple annual vesting dates while retention programs tend to use a single vesting date, but there are exceptions.

Performance condition awards. Under FHN’s long-term incentive and corporate performance programs, performance stock units (“PSUs”) (executives) and cash units (selected management employees) are granted annually and vest only if predetermined performance measures are met. The measures are changed each year based on goals and circumstances prevailing at the time of grant. In recent years the performance periods have been three years, with service-vesting near the third anniversary of the grant. PSUs granted after 2014 also have a two year post-vest holding period. Recent annual performance awards require pro-rated forfeiture for performance falling between a threshold level and a maximum, but all-or-nothing awards have also been granted. Performance awards sometimes are used to provide a narrow, targeted incentive to a single person or small group; two such awards which include a market performance condition to FHN’s Chief Executive Officer (“CEO”) are discussed in the next paragraph. Of the annual program awards paid during 2016 or outstanding on December 31, 2016: performance conditions related to the 2013 units were met at the 95.8 percent payout level and were paid in 2016; the three-year performance period of the 2014 units has ended but performance is measured relative to peers and has not yet been determined; and, the three-year performance periods for the 2015 and 2016 units have not ended.

Market condition awards. In 2016 and 2012, FHN made special grants of performance stock units to FHN’s CEO which will vest at the end of a performance period of seven years and five years, respectively. The awards have no provision for pro-rated payment based on partial performance. The 2016 award’s performance goal is based on achievement of a specific level of total shareholder return during the performance period. The 2012 award’s two alternative performance goals are: FHN’s common stock price achieves and maintains a certain level for a certain period of time; or FHN’s total shareholder return during the entire period achieves a certain level.

Director awards. Non-employee directors receive cash and annual grants of service-conditioned stock units under a program approved by the board of directors. Director stock units are settled in shares at vesting in the year following the year of grant. In 2016 and 2015 each director received $65,000 of stock units, representing a portion of their annual retainer. Prior to 2005 directors could elect to defer cash compensation in the form of discount-priced stock options, some of which remain outstanding.

FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

Stock and stock unit awards. A summary of restricted and performance stock and unit activity during the year ended December 31, 2016, is presented below:

	Shares/ Units (a)	Weighted average grant date fair value (per share) (b)

Nonvested on January 1, 2016	3,472,424	$10.73
Shares/units granted	1,509,596	12.90
Shares/units vested	(910,258)	10.68
Shares/units cancelled	(67,360)	12.52

Nonvested on December 31, 2016	4,004,402	$11.28

(a)	Includes only units that settle in shares and nonvested performance units are included at 100% payout level.

(b)	The weighted average grant date fair value for shares/units granted in 2015 and 2014 was $13.90 and $11.62, respectively.

On December 31, 2016, there was $26.9 million of unrecognized compensation cost related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.7 years. The total grant date fair value of shares vested during 2016, 2015 and 2014, was $9.7 million, $9.9 million and $15.5 million, respectively.

Stock option awards. Currently FHN operates only a single option program, calling for annual grants of service-vested options to executives. In the past, however, option programs varied widely in their uses and terms, and many old-program options, granted under the ECP or its predecessor plans, remain outstanding today. Except for substitute options (discussed below), all options granted since 2005 provide for the issuance of FHN common stock at a price fixed at its fair market value on the grant date. Except for substitute options and a special retention stock option award to the CEO in 2016, all options granted since 2008 vest fully no later than the fourth anniversary of grant, and all such options expire seven years from the grant date. Substitute options can be issued under the ECP in exchange for options of an acquired company that are canceled in a merger. The price, vesting, expiration, and other terms of the substitute options economically mirror those of the canceled options. FHN issued substitute options in the TAF transaction which closed in October, 2015. The 2016 retention award vests beginning on the fourth anniversary of grant and extends through the sixth anniversary of grant. A deferral program, which was discontinued in 2005, allowed for foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Deferral options still outstanding expire 20 years from the grant date.

The summary of stock option activity for the year ended December 31, 2016, is shown below:

	Options Outstanding	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)

January 1, 2016	7,519,727	$17.11
Options granted	971,328	11.62
Options exercised	(2,149,753)	10.53
Options expired/cancelled	(404,146)	27.77

December 31, 2016	5,937,156	17.86	3.48	$28,052

Options exercisable	4,174,351	20.35	2.71	13,900
Options expected to vest	1,762,805	11.98	5.30	14,152

The total intrinsic value of options exercised during 2016, 2015 and 2014 was $10.6 million, $2.8 million and $.4 million, respectively. On December 31, 2016, there was $2.3 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 3.8 years.

FIRST HORIZON NATIONAL CORPORATION

Note 19  ❑  Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

FHN granted 971,328, 595,229 and 592,551 stock options with a weighted average fair value of $2.95, $4.01 and $3.50 per option at grant date in 2016, 2015 and 2014, respectively.

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2016, 2015, and 2014 with the following assumptions:

	2016	2015	2014

Expected dividend yield	2.41%	1.68%	1.70%
Expected weighted-average lives of options granted	6.19 years	6.18 years	6.15 years
Expected weighted-average volatility	32.84%	32.26%	33.79%
Expected volatility range	30.73 – 34.95%	23.67 – 40.85%	24.55 – 61.49%
Risk-free interest rate	1.28%	1.68%	1.96%

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. FHN uses a blend of historical and implied volatility in determining expected volatility. A portion of the weighted average volatility rate is derived by compiling daily closing stock prices over a historical period approximating the expected lives of the options. Additionally, because of market volatility due to economic conditions and the impact on stock prices of financial institutions, FHN also incorporates a measure of implied volatility so as to incorporate more recent market conditions in the estimation of future volatility.

Compensation Cost. The compensation cost that has been included in the Consolidated Statements of Income pertaining to stock-based awards was $17.5 million, $13.8 million, and $11.4 million for 2016, 2015, and 2014, respectively. The corresponding total income tax benefits recognized were $6.7 million in 2016, $5.3 million in 2015, and $4.4 million in 2014.

Authorization. Consistent with Tennessee state law, only authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock based compensation awards. FHN has obtained authorization from the Board of Directors to repurchase up to certain number of shares, related to issuance under the ECP and older stock award plans. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal and regulatory restrictions, and prudent capital management. FHN does not currently expect to repurchase a material number of shares under the compensation plan-related repurchase program during 2017.

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

FIRST HORIZON NATIONAL CORPORATION

Note 20  ❑  Business Segment Information

FHN has four business segments: regional banking, fixed income, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to consumer and commercial customers in Tennessee and other selected markets. Regional banking also provides investments, financial planning, trust services and asset management, credit card, and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally. The fixed income segment consists of fixed income securities sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory services, and derivative sales. The corporate segment consists of unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, gains on the extinguishment of debt, derivative valuation adjustments related to prior sales of Visa Class B shares, and acquisition-related costs. The non-strategic segment consists of the wind-down national consumer lending activities, legacy mortgage banking elements including servicing fees, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses.

Periodically, FHN adapts its segments to reflect managerial or strategic changes. FHN may also modify its methodology of allocating expenses and equity among segments which could change historical segment results. Business segment revenue, expense, asset, and equity levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, to an extent they are subjective. Generally, all assignments and allocations have been consistently applied for all periods presented. The following table reflects the amounts of consolidated revenue, expense, tax, and average assets, as well as, depreciation and amortization expense and expenditures for long lived assets for each segment for the years ended December 31:

(Dollars in thousands)		2016	2015	2014

Consolidated	Net interest income	$729,084	$653,720	$627,718
	Provision for loan losses	11,000	9,000	27,000
	Noninterest income	552,441	517,325	550,044
	Noninterest expense	925,204	1,053,791	832,531

	Income/(loss) before income taxes	345,321	108,254	318,231
	Provision/(benefit) for income taxes	106,810	10,941	84,185

	Net income/(loss)	$238,511	$97,313	$234,046

	Average assets	$27,427,227	$25,635,975	$23,993,017

	Depreciation and amortization	$64,673	$60,743	$56,894
	Expenditures for long-lived assets	62,554	43,514	38,880

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03,"Simplifying the Presentation of Debt Issuance Costs.” See Note 1 – Summary of Significant Accounting Policies for additional information.

FIRST HORIZON NATIONAL CORPORATION

Note 20  ❑  Business Segment Information (continued)

(Dollars in thousands)		2016	2015	2014

Regional Banking	Net interest income	$741,863	$655,164	$602,204
	Provision for loan losses	38,886	34,545	29,187
	Noninterest income	249,003	251,586	254,667
	Noninterest expense	615,530	562,572	537,129

	Income/(loss) before income taxes	336,450	309,633	290,555
	Provision/(benefit) for income taxes	120,360	110,589	103,503

	Net income/(loss)	$216,090	$199,044	$187,052

	Average assets	$17,143,540	$14,932,077	$13,269,663

	Depreciation and amortization	$39,243	$37,993	$35,583
	Expenditures for long-lived assets	51,354	37,367	30,617

Fixed Income	Net interest income	$10,766	$15,517	$12,664
	Noninterest income	269,339	231,314	202,726
	Noninterest expense	229,863	220,441	147,030

	Income/(loss) before income taxes	50,242	26,390	68,360
	Provision/(benefit) for income taxes	17,959	8,885	25,661

	Net income/(loss)	$32,283	$17,505	$42,699

	Average assets	$2,365,640	$2,370,334	$2,070,401

	Depreciation and amortization	$5,977	$6,108	$6,422
	Expenditures for long-lived assets	2,099	1,706	1,358

Corporate	Net interest income/(expense)	$(65,912)	$(71,688)	$(53,970)
	Noninterest income	20,436	23,331	26,969
	Noninterest expense	58,914	57,943	62,330

	Income/(loss) before income taxes	(104,390)	(106,300)	(89,331)
	Provision/(benefit) for income taxes	(55,924)	(80,276)	(63,810)

	Net income/(loss)	$(48,466)	$(26,024)	$(25,521)

	Average assets	$6,030,123	$6,000,978	$5,586,935

	Depreciation and amortization	$18,989	$16,054	$13,093
	Expenditures for long-lived assets	8,946	3,971	6,348

Non-Strategic	Net interest income	$42,367	$54,727	$66,820
	Provision/(provision credit) for loan losses	(27,886)	(25,545)	(2,187)
	Noninterest income	13,663	11,094	65,682
	Noninterest expense	20,897	212,835	86,042

	Income/(loss) before income taxes	63,019	(121,469)	48,647
	Provision/(benefit) for income taxes	24,415	(28,257)	18,831

	Net income/(loss)	$38,604	$(93,212)	$29,816

	Average assets	$1,887,924	$2,332,586	$3,066,018

	Depreciation and amortization	$464	$588	$1,796
	Expenditures for long-lived assets	155	470	557

Certain previously reported amounts have been reclassified to agree with current presentation.

FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Variable Interest Entities

ASC 810 defines a VIE as a legal entity where (a) the equity investors, as a group, lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, (b) the equity investors, as a group, lack either, (1) the power through voting rights, or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance, (2) the obligation to absorb the expected losses of the entity, or (3) the right to receive the expected residual returns of the entity, or (c) the entity is structured with non-substantive voting rights. A variable interest is a contractual ownership or other interest that fluctuates with changes in the fair value of the VIE’s net assets exclusive of variable interests. Under ASC 810, as amended, a primary beneficiary is required to consolidate a VIE when it has a variable interest in a VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant.

Consolidated Variable Interest Entities

FHN holds variable interests in a proprietary HELOC securitization trust it established as a source of liquidity for consumer lending operations. Based on its restrictive nature, the trust is considered a VIE as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trust’s economic performance. The retention of MSR and a residual interest results in FHN potentially absorbing losses or receiving benefits that are significant to the trust. FHN is considered the primary beneficiary, as it is assumed to have the power, as Master Servicer, to most significantly impact the activities of the VIE. Consolidation of the trust results in the recognition of the trust proceeds as restricted borrowings since the cash flows on the securitized loans can only be used to settle the obligations due to the holders of trust securities. Through first quarter 2016 the trust experienced a rapid amortization period and FHN was obligated to provide subordinated funding. During the period, cash payments from borrowers were accumulated to repay outstanding debt securities while FHN continued to make advances to borrowers when they drew on their lines of credit. FHN then transferred the newly generated receivables into the securitization trust. FHN is reimbursed for these advances only after other parties in the securitization have received all of the cash flows to which they are entitled. If loan losses requiring draws on the related monoline insurers’ policies (which protect bondholders in the securitization) exceed a certain level, FHN may not receive reimbursement for all of the funds advanced to borrowers, as the senior bondholders and the monoline insurers typically have priority for repayment. Amounts funded from monoline insurance policies are considered restricted term borrowings in FHN’s Consolidated Statements of Condition. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trust, the creditors of the trust hold no recourse to the assets of FHN.

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

FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Variable Interest Entities (continued)

The following table summarizes VIEs consolidated by FHN as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
(Dollars in thousands)	On-Balance Sheet Consumer Loan Securitization	Rabbi Trusts Used for Deferred Compensation Plans	On-Balance Sheet Consumer Loan Securitization	Rabbi Trusts Used for Deferred Compensation Plans
	Carrying Value	Carrying Value	Carrying Value	Carrying Value

Assets:
Cash and due from banks	$-	N/A	$1,406	N/A
Loans, net of unearned income	35,873	N/A	52,829	N/A
Less: Allowance for loan losses	587	N/A	-	N/A

Total net loans	35,286	N/A	52,829	N/A

Other assets	283	$74,160	86	$69,811

Total assets	$35,569	$74,160	$54,321	$69,811

Liabilities:
Term borrowings	$23,126	N/A	$41,100	N/A
Other liabilities	3	$54,746	5	$51,251

Total liabilities	$23,129	$54,746	$41,105	$51,251

Nonconsolidated Variable Interest Entities

Low Income Housing Partnerships. First Tennessee Housing Corporation (“FTHC”), a wholly-owned subsidiary of FTBNA, makes equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (“LIHTC”) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN’s community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing units that are leased to qualifying residential tenants generally within FHN’s primary geographic region. LIHTC partnerships are considered VIEs as FTHC, the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. FTHC could absorb losses that are significant to the LIHTC partnerships as it has a risk of loss for its capital contributions and funding commitments to each partnership. The general partners are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the entities’ economic performance and the managing members are exposed to all losses beyond FTHC’s initial capital contributions and funding commitments.

FHN accounts for all qualifying LIHTC investments under the proportional amortization method. Under this method an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense/(benefit). LIHTC investments that do not qualify for the proportional amortization method are accounted for using the equity method. Expenses associated with these investments were $1.8 million and $3.4 million during 2016 and 2015, respectively, and were not significant during 2014. The following table summarizes the impact to the Provision/(benefit) for income taxes on the Consolidated Statements of Income for the years ended December 31, 2016, 2015, and 2014 for LIHTC investments accounted for under the proportional amortization method.

(Dollars in thousands)	2016	2015	2014

Provision/(benefit) for income taxes:
Amortization of qualifying LIHTC investments	$14,223	$13,496	$9,880
Low income housing tax credits	(10,100)	(9,450)	(9,850)
Other tax benefits related to qualifying LIHTC investments	(9,779)	(10,787)	(7,438)

Other Tax Credit Investments. First Tennessee New Markets Corporation (“FTNMC”), a wholly-owned subsidiary of FTBNA, makes equity investments through wholly-owned subsidiaries as a non-managing member in various

FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Variable Interest Entities (continued)

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

Proprietary Residential Mortgage Securitizations. FHN holds variable interests (primarily principal-only strips) in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking operations. Prior to fourth quarter 2016 these interests included MSR and interest-only strips. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights, or similar rights,

FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Variable Interest Entities (continued)

to direct the activities that most significantly impact the trusts’ economic performance. While it held MSR, FHN was assumed to have the power as servicer to most significantly impact the activities of such VIEs. However, in situations where FHN did not have the ability to participate in significant portions of a securitization trust’s cash flows, FHN was not considered the primary beneficiary of the trust. Therefore, these trusts were not consolidated by FHN.

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

Sale Leaseback Transaction. In fourth quarter 2015, FTB entered into an agreement with a single asset leasing entity for the sale and leaseback of an office building. In conjunction with this transaction, FTB loaned funds to a related party of the buyer that were used for the purchase price of the building. FTB also entered into a construction loan agreement with the single asset entity for renovation of the building. Since this transaction did not qualify as a sale, it is being accounted for using the deposit method which creates a net asset or liability for all cash flows between FTB and the buyer. The buyer-lessor in this transaction meets the definition of a VIE as it does not have sufficient equity at risk since FTB is providing the funding for the purchase and renovation. A related party of the buyer-lessor has the power to direct the activities that most significantly impact the operations and could potentially receive benefits or absorb losses that are significant to the transactions, making it the primary beneficiary. Therefore, FTB does not consolidate the leasing entity.

FIRST HORIZON NATIONAL CORPORATION

Note 21  ❑  Variable Interest Entities (continued)

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2016:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type

Low income housing partnerships	$73,582	$17,398	(a)
Other tax credit investments (b) (c)	21,898	-	Other assets
Small issuer trust preferred holdings (d)	332,985	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	49,361	64,812	(e)
Proprietary residential mortgage securitizations	2,568	-	(f)
Holdings of agency mortgage-backed securities (d)	4,163,313	-	(g)
Commercial loan troubled debt restructurings (h)	42,696	-	Loans, net of unearned income
Sale-leaseback transaction	11,827	-	(i)

(a)

Maximum loss exposure represents $56.2 million of current investments and $17.4 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events, and are also recognized in Other liabilities. FHN currently expects to be required to fund these accrued commitments by the end of 2017.

(b)	A liability is not recognized as investments are written down over the life of the related tax credit.

(c)	Maximum loss exposure represents current investment balance. Of the initial investment, $18.0 million was funded through loans from community development enterprises.

(d)	Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts’ securities.

(e)	Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $64.8 million classified as Term borrowings.

(f)	Includes $2.6 million classified as Trading securities.

(g)	Includes $.4 billion classified as Trading securities and $3.8 billion classified as Securities available-for-sale.

(h)

Maximum loss exposure represents $37.5 million of current receivables and $5.2 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.

(i)	Maximum loss exposure represents the current loan balance plus additional funding commitments less amounts received from the buyer-lessor.

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2015:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type

Low income housing partnerships	$70,530	$17,968	(a)
Other tax credit investments (b) (c)	20,977	-	Other assets
Small issuer trust preferred holdings (d)	333,906	-	Loans, net of unearned income
On-balance sheet trust preferred securitization	49,809	64,365	(e)
Proprietary residential mortgage securitizations	23,982	-	(f)
Holdings of agency mortgage-backed securities (d)	4,101,454	-	(g)
Commercial loan troubled debt restructurings (h)	27,649	-	Loans, net of unearned income
Sale-leaseback transaction	11,827	-	(i)

(a)

Maximum loss exposure represents $52.6 million of current investments and $18.0 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events, and are also recognized in Other liabilities. FHN currently expects to be required to fund these accrued commitments by the end of 2017.

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

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its fixed income and risk management operations, as part of its risk management strategy and as a means to meet customers’ needs. Derivative instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent the amount of credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee (“ALCO”) controls, coordinates, and monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur if a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and by using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with certain counterparties to limit credit risk. On December 31, 2016 and 2015, respectively, FHN had $47.8 million and $71.7 million of cash receivables and $32.8 million and $37.7 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds and over-collateralized positions, with derivative counterparties. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. See additional discussion regarding master netting agreements and collateral posting requirements later in this note under the heading “Master Netting and Similar Agreements.” Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity to facilitate customer transactions and as a risk management tool. Where contracts have been created for customers, FHN enters into upstream transactions with dealers to offset its risk exposure. Contracts with dealers that require central clearing are novated to a clearing agent who becomes FHN’s counterparty. Derivatives are also used as a risk management tool to hedge FHN’s exposure to changes in interest rates or other defined market risks.

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

Trading Activities

FHN’s fixed income segment trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Fixed income also enters into interest rate contracts, including caps, swaps, and floors, for its customers. In addition, fixed income enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives (continued)

measured at fair value, with changes in fair value recognized currently in fixed income noninterest income. Related assets and liabilities are recorded on the Consolidated Statements of Condition as Derivative assets and Derivative liabilities. The FTN Financial Risk Committee and the Credit Risk Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $229.7 million and $195.9 million for the years ended December 31, 2016 and 2015, respectively. Trading revenues are inclusive of both derivative and non-derivative financial instruments, and are included in fixed income noninterest income.

The following tables summarize FHN’s derivatives associated with fixed income trading activities as of December 31, 2016 and 2015:

(Dollars in thousands)	December 31, 2016
	Notional	Assets	Liabilities

Customer Interest Rate Contracts	$1,697,992	$39,495	$14,996
Offsetting Upstream Interest Rate Contracts	1,697,992	14,996	39,495
Option Contracts Purchased	17,500	63	-
Option Contracts Written	5,000	-	8
Forwards and Futures Purchased	2,916,750	6,257	26,659
Forwards and Futures Sold	3,085,396	27,330	6,615

(Dollars in thousands)	December 31, 2015
	Notional	Assets	Liabilities

Customer Interest Rate Contracts	$1,714,443	$64,640	$1,943
Offsetting Upstream Interest Rate Contracts	1,714,443	1,943	64,640
Option Contracts Purchased	5,000	27	-
Forwards and Futures Purchased	1,957,524	2,212	1,634
Forwards and Futures Sold	2,168,609	2,149	1,893

Interest Rate Risk Management

FHN’s ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and interest-bearing liabilities have different maturity or repricing characteristics. FHN uses derivatives, primarily swaps, that are designed to moderate the impact on earnings as interest rates change. Interest paid or received for swaps utilized by FHN to hedge the fair value of long term debt is recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. FHN’s interest rate risk management policy is to use derivatives to hedge interest rate risk or market value of assets or liabilities, not to speculate. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial customers that includes customer derivatives paired with upstream offsetting market instruments that, when completed, are designed to mitigate interest rate risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in Noninterest expense on the Consolidated Statements of Income.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $400.0 million of senior debt issued by FTBNA which matures in December 2019. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk of the senior debt. The balance sheet impact of this swap was $1.6 million and $3.6 million in Derivative assets as of December 31, 2016 and 2015, respectively. There was an insignificant level of ineffectiveness related to this hedge.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $500.0 million of senior debt which matures in December 2020. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives (continued)

of the senior debt. The balance sheet impact of this swap was $7.3 million and $5.7 million in Derivative liabilities as of December 31, 2016 and 2015, respectively. There was an insignificant level of ineffectiveness related to this hedge.

Prior to maturity in April 2016, FHN designated a derivative transaction in a hedging strategy to manage interest rate risk of certain term borrowings totaling $250.0 million. These swaps were accounted for as fair value hedges under the shortcut method. The balance sheet amount of this swap was $2.9 million in Derivative assets on December 31, 2015.

The following tables summarize FHN’s derivatives associated with interest rate risk management activities as of and for the years ended December 31, 2016 and 2015:

(Dollars in thousands)	December 31, 2016
	Notional	Assets	Liabilities		Gains/(Losses)

Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$1,357,920	$17,566	$14,277		$(22,969)
Offsetting Upstream Interest Rate Contracts (a)	1,357,920	14,277	18,066		22,969

Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$900,000	$1,628	$7,276		$(3,552)
Hedged Items:
Term Borrowings (b)	N/A	N/A	$900,000	(c)	$3,429 (d)

(Dollars in thousands)	December 31, 2015
	Notional	Assets	Liabilities		Gains/(Losses)

Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$799,978	$26,492	$234		$604
Offsetting Upstream Interest Rate Contracts (a)	799,978	234	26,992		(604)

Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$1,150,000	$6,519	$5,705		$(23,194)
Hedged Items:
Term Borrowings (b)	N/A	N/A	$1,150,000	(c)	$23,414 (d)

(a)	Gains/losses included in the All other expense section of the Consolidated Statements of Income.

(b)	Gains/losses included in the All other income and commissions section of the Consolidated Statements of Income.

(c)	Represents par value of term borrowings being hedged.

(d)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

In first quarter 2016, FHN entered into a pay floating, receive fixed interest rate swap in a hedging strategy to manage its exposure to the variability in cash flows related to the interest payments for the following five years on $250 million principal of debt instruments, which primarily consist of held-to-maturity trust preferred loans that have variable interest payments based on LIBOR. This qualifies for hedge accounting as a cash flow hedge under ASC 815-20. Changes in the fair value of this derivative are recorded as a component of AOCI, to the extent that the hedge relationship is effective. Amounts are reclassified from AOCI to earnings as the hedged cash flows affect earnings. FTB measures ineffectiveness using the Hypothetical Derivative Method. To the extent that any ineffectiveness exists in the hedge relationships, the amounts are recorded in current period earnings. Interest paid or received for this swap is recognized as an adjustment to interest income of the assets whose cash flows are being hedged.

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives (continued)

The following table summarizes FHN’s derivative activities associated with cash flow hedges as of and for the year ended December 31, 2016:

(Dollars in thousands)	December 31, 2016
	Notional	Assets	Liabilities	Gains/(Losses)

Cash Flow Hedges
Hedging Instruments:
Interest Rate Swaps (a)	$250,000	N/A	$2,045	$(2,045	)(b)
Hedged Items:
Variability in Cash Flows Related to Debt Instruments (Primarily Loans)	N/A	$250,000	N/A	N/A

(a)	Amount represents the pre-tax gains/(losses) included within AOCI.

(b)	Includes approximately $.5 million of losses expected to be reclassified into earnings in the next twelve months.

FHN hedges held-to-maturity trust preferred loans which have an initial fixed rate term before conversion to a floating rate. FHN has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial term. Interest paid or received for these swaps is recognized as an adjustment of the interest income of the assets whose risk is being hedged. Basis adjustments remaining at the end of the hedge term are being amortized as an adjustment to interest income over the remaining life of the loans. Gains or losses are included in Other income and commissions on the Consolidated Statements of Income. These hedges expire in third quarter 2017.

The following tables summarize FHN’s derivative activities associated with held-to-maturity trust preferred loans as of and for the years ended December 31, 2016 and 2015:

(Dollars in thousands)	December 31, 2016
	Notional	Assets		Liabilities	Gains/(Losses)

Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$6,500	N/A		$208	$280
Hedged Items:
Trust Preferred Loans (a)	N/A	$6,500	(b)	N/A	$(276	)(c)

(Dollars in thousands)	December 31, 2015
	Notional	Assets		Liabilities	Gains/(Losses)

Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$6,500	N/A		$488	$256
Hedged Items:
Trust Preferred Loans (a)	N/A	$6,500	(b)	N/A	$(253	)(c)

(a)	Assets included in the Loans, net of unearned income section of the Consolidated Statements of Condition.

(b)	Represents principal balance being hedged.

(c)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

Other Derivatives

In conjunction with the sales of a portion of its Visa Class B shares, FHN and the purchaser entered into derivative transactions whereby FHN will make or receive cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. As of December 31, 2016 and 2015, the derivative liabilities associated with the sales of Visa Class B shares were $6.2 million and $4.8 million, respectively. See the Visa Matters section of Note 17–Contingencies and Other Disclosures for more information regarding FHN’s Visa shares.

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives (continued)

FHN utilizes cross currency swaps and cross currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with non-U.S. dollar denominated loans. As of December 31, 2016 and 2015, these loans were valued at $3.8 million and $2.4 million, respectively. The balance sheet amount and the gains/losses associated with these derivatives were not significant.

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

Interest rate derivatives are subject to agreements consistent with standard agreement forms of the International Swap and Derivatives Association (“ISDA”). Currently, all interest rate derivative contracts are entered into as over-the-counter transactions and collateral posting requirements are based on the net asset or liability position with each respective counterparty. For contracts that require central clearing, novation to a counterparty with access to a clearinghouse occurs and collateral is posted. Cash collateral received (posted) for interest rate derivatives is recognized as a liability (asset) on FHN’s Consolidated Statements of Condition.

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

The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $35.9 million of assets and $49.0 million of liabilities on December 31, 2016, and $64.9 million of assets and $62.8 million of liabilities on December 31, 2015. As of December 31, 2016 and 2015, FHN had received collateral of $137.6 million and $146.4 million and posted collateral of $39.3 million and $63.0 million, respectively, in the normal course of business related to these agreements.

Certain agreements entered into prior to required central clearing also contain accelerated termination provisions, inclusive of the right of offset, if a counterparty’s credit rating falls below a specified level. If a counterparty’s debt rating (including FHN’s and FTBNA’s) were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and require immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $35.9 million of assets and $19.6 million of liabilities on December 31, 2016, and $64.9 million of assets and $16.1 million of liabilities on December 31, 2015. As of December 31, 2016 and 2015, FHN had received collateral of $137.5 million and $146.4 million and

FIRST HORIZON NATIONAL CORPORATION

Note 22  ❑  Derivatives (continued)

posted collateral of $12.9 million and $19.7 million, respectively, in the normal course of business related to these contracts.

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

For this disclosure, FHN considers the impact of master netting and other similar agreements which allow FHN to settle all contracts with a single counterparty on a net basis and to offset the net derivative asset or liability position with the related securities and cash collateral. The application of the collateral cannot reduce the net derivative asset or liability position below zero, and therefore any excess collateral is not reflected in the following tables.

The following table provides details of derivative assets and collateral received as presented on the Consolidated Statements of Condition as of December 31:

(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statements of Condition	Net amounts of assets presented in the Statements of Condition (a)	Gross amounts not offset in the Statements of Condition		Net amount
				Derivative liabilities available for offset	Collateral Received

Derivative assets:
2016 (b)	$87,962	$-	$87,962	$(25,953)	$(52,888)	$9,121
2015 (b)	99,828	-	99,828	(9,972)	(89,856)	-

(a)

Included in Derivative assets on the Consolidated Statements of Condition. As of December 31, 2016 and 2015, $33.7 million and $4.5 million, respectively, of derivative assets (primarily fixed income forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	2016 and 2015 are comprised entirely of interest rate derivative contracts.

The following table provides details of derivative liabilities and collateral pledged as presented on the Consolidated Statements of Condition as of December 31:

(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statements of Condition	Net amounts of liabilities presented in the Statements of Condition (a)	Gross amounts not offset in the Statements of Condition		Net amount
				Derivative assets available for offset	Collateral pledged

Derivative liabilities:
2016 (b)	$96,363	$-	$96,363	$(25,953)	$(60,746)	$9,664
2015 (b)	100,002	-	100,002	(9,972)	(62,172)	27,858

(a)

Included in Derivative liabilities on the Consolidated Statements of Condition. As of December 31, 2016 and 2015, $39.5 million and $8.3 million, respectively, of derivative liabilities (primarily fixed income forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	2016 and 2015 are comprised entirely of interest rate derivative contracts.

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing Transactions

For repurchase, reverse repurchase and securities borrowing transactions, FHN and each counterparty have the ability to offset all open positions and related collateral in the event of default. Due to the nature of these transactions, the value of the collateral for each transaction approximates the value of the corresponding receivable or payable. For repurchase agreements through FHN’s fixed income business (Securities purchased under agreements to resell and Securities sold under agreements to repurchase), transactions are collateralized by securities which are delivered on the settlement date and are maintained throughout the term of the transaction. For FHN’s repurchase agreements through banking activities (Securities sold under agreements to repurchase), securities are typically pledged at settlement and not released until maturity. For asset positions, the collateral is not included on FHN’s Consolidated Statements of Condition. For liability positions, securities collateral pledged by FHN is generally represented within FHN’s trading or available-for-sale securities portfolios.

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

The following table provides details of Securities purchased under agreements to resell as presented on the Consolidated Statements of Condition and collateral pledged by counterparties as of December 31:

(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statements of Condition	Net amounts of assets presented in the Statements of Condition	Gross amounts not offset in the Statements of Condition		Net amount
				Offsetting securities sold under agreements to repurchase	Securities collateral (not recognized on FHN’s Statements of Condition)

Securities purchased under agreements to resell:
2016	$613,682	$-	$613,682	$(1,628)	$(603,813)	$8,241
2015	615,773	-	615,773	(537)	(607,642)	7,594

The following table provides details of Securities sold under agreements to repurchase as presented on the Consolidated Statements of Condition and collateral pledged by FHN as of December 31:

(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statements of Condition	Net amounts of liabilities presented in the Statements of Condition	Gross amounts not offset in the Statements of Condition		Net amount
				Offsetting securities purchased under agreements to resell	Securities Collateral

Securities sold under agreements to repurchase:
2016	$453,053	$-	$453,053	$(1,628)	$(451,414)	$11
2015	338,133	-	338,133	(537)	(337,523)	73

Due to the short duration of Securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal. The following tables provide details, by

FIRST HORIZON NATIONAL CORPORATION

Note 23  ❑  Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing Transactions (continued)

collateral type, of the remaining contractual maturity of Securities sold under agreements to repurchase as of December 31:

(Dollars in thousands)	December 31, 2016
	Overnight and Continuous	Up to 30 Days	Total

Securities sold under agreements to repurchase:
U.S. treasuries	$14,864	$-	$14,864
Government agency issued MBS	421,771	-	421,771
Government agency issued CMO	-	16,418	16,418

Total Securities sold under agreements to repurchase	$436,635	$16,418	$453,053

(Dollars in thousands)	December 31, 2015
	Overnight and Continuous	Up to 30 Days	Total

Securities sold under agreements to repurchase:
U.S. treasuries	$7,066	$-	$7,066
Government agency issued MBS	229,982	-	229,982
Government agency issued CMO	90,562	10,523	101,085

Total Securities sold under agreements to repurchase	$327,610	$10,523	$338,133

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

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Recurring Fair Value Measurements

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

(Dollars in thousands)	December 31, 2016
	Level 1	Level 2	Level 3	Total

Trading securities – fixed income:
U.S. treasuries	$-	$146,988	$-	$146,988
Government agency issued MBS	-	256,611	-	256,611
Government agency issued CMO	-	150,058	-	150,058
Other U.S. government agencies	-	52,314	-	52,314
States and municipalities	-	60,351	-	60,351
Corporate and other debt	-	227,934	5	227,939
Equity, mutual funds, and other	-	242	-	242

Total trading securities – fixed income	-	894,498	5	894,503

Trading securities – mortgage banking	-	-	2,568	2,568
Loans held-for-sale	-	2,345	21,924	24,269
Securities available-for-sale:
U.S. treasuries	-	100	-	100
Government agency issued MBS	-	2,208,687	-	2,208,687
Government agency issued CMO	-	1,547,958	-	1,547,958
Equity, mutual funds, and other	25,249	-	-	25,249

Total securities available-for-sale	25,249	3,756,745	-	3,781,994

Other assets:
Mortgage servicing rights	-	-	985	985
Deferred compensation assets	32,840	-	-	32,840
Derivatives, forwards and futures	33,587	-	-	33,587
Derivatives, interest rate contracts	-	88,025	-	88,025
Derivatives, other	-	42	-	42

Total other assets	66,427	88,067	985	155,479

Total assets	$91,676	$4,741,655	$25,482	$4,858,813

Trading liabilities – fixed income:
U.S. treasuries	$-	$381,229	$-	$381,229
Other U.S. government agencies	-	844	-	844
Corporate and other debt	-	179,775	-	179,775

Total trading liabilities – fixed income	-	561,848	-	561,848

Other liabilities:
Derivatives, forwards and futures	33,274	-	-	33,274
Derivatives, interest rate contracts	-	96,371	-	96,371
Derivatives, other	-	7	6,245	6,252

Total other liabilities	33,274	96,378	6,245	135,897

Total liabilities	$33,274	$658,226	$6,245	$697,745

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

(Dollars in thousands)	December 31, 2015
	Level 1	Level 2	Level 3	Total

Trading securities – fixed income:
U.S. treasuries	$-	$64,483	$-	$64,483
Government agency issued MBS	-	258,899	-	258,899
Government agency issued CMO	-	99,260	-	99,260
Other U.S. government agencies	-	83,740	-	83,740
States and municipalities	-	32,729	-	32,729
Corporate and other debt	-	331,709	5	331,714
Equity, mutual funds, and other	-	6,253	-	6,253

Total trading securities – fixed income	-	877,073	5	877,078

Trading securities – mortgage banking	-	-	4,372	4,372
Loans held-for-sale	-	-	27,418	27,418
Securities available-for-sale:
U.S. treasuries	-	100	-	100
Government agency issued MBS	-	1,573,611	-	1,573,611
Government agency issued CMO	-	2,169,683	-	2,169,683
Other U.S. government agencies	-	102	-	102
States and municipalities	-	-	1,500	1,500
Equity, mutual funds, and other	26,434	-	-	26,434

Total securities available-for-sale	26,434	3,743,496	1,500	3,771,430

Other assets:
Mortgage servicing rights	-	-	1,841	1,841
Deferred compensation assets	29,399	-	-	29,399
Derivatives, forwards and futures	4,361	-	-	4,361
Derivatives, interest rate contracts	-	99,855	-	99,855
Derivatives, other	-	149	-	149

Total other assets	33,760	100,004	1,841	135,605

Total assets	$60,194	$4,720,573	$35,136	$4,815,903

Trading liabilities – fixed income:
U.S. treasuries	$-	$284,275	$-	$284,275
Corporate and other debt	-	281,744	-	281,744

Total trading liabilities – fixed income	-	566,019	-	566,019

Other liabilities:
Derivatives, forwards and futures	3,527	-	-	3,527
Derivatives, interest rate contracts	-	100,002	-	100,002
Derivatives, other	-	-	4,810	4,810

Total other liabilities	3,527	100,002	4,810	108,339

Total liabilities	$3,527	$666,021	$4,810	$674,358

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Changes in Recurring Level 3 Fair Value Measurements

The changes in Level 3 assets and liabilities measured at fair value for the years ended December 31, 2016, 2015, and 2014, on a recurring basis are summarized as follows:

(Dollars in thousands)	Year Ended December 31, 2016
	Trading securities		Loans held- for-sale		Securities available- for-sale	Mortgage servicing rights, net	Net derivative liabilities

Balance on January 1, 2016	$4,377		$27,418		$1,500	$1,841	$(4,810)
Total net gains/(losses) included in:
Net income	604		3,380		-	31	(2,634)
Purchases	-		706		-	-	-
Sales	-		-		-	(205)	-
Settlements	(2,408)		(6,264)		(1,500)	(682)	1,199
Net transfers into/(out of) Level 3	-		(3,316	)(b)	-	-	-

Balance on December 31, 2016	$2,573		$21,924		$-	$985	$(6,245)

Net unrealized gains/(losses) included in net income	$159	(a)	$3,380	(a)	$-	$-	$(2,634	)(c)

(Dollars in thousands)	Year Ended December 31, 2015
	Trading securities		Loans held- for-sale		Securities available- for-sale	Mortgage servicing rights, net	Net derivative liabilities

Balance on January 1, 2015	$5,642		$27,910		$3,307	$2,517	$(5,240)
Total net gains/(losses) included in:
Net income	369		2,765		(47)	-	(775)
Purchases	-		3,116		-	-	-
Sales	-		-		(1,760)	-	-
Settlements	(1,634)		(4,462)		-	(676)	1,205
Net transfers into/(out of) Level 3	-		(1,911	)(b)	-	-	-

Balance on December 31, 2015	$4,377		$27,418		$1,500	$1,841	$(4,810)

Net unrealized gains/(losses) included in net income	$369	(a)	$2,765	(a)	$-	$-	$(775	)(c)

(Dollars in thousands)	Year Ended December 31, 2014
	Trading securities	Loans held- for-sale		Securities available-for-sale		Mortgage servicing rights, net	Net derivative liabilities
				Investment portfolio	Venture Capital

Balance on January 1, 2014	$7,200	$230,456		$3,826	$4,300	$72,793	$(2,915)
Total net gains/(losses) included in:
Net income	149	52,494		-	(2,995)	1,248	(5,981)
Other comprehensive income/(loss)	-	-		(64)	-	-	-
Purchases	1,559	5,654		-	-	-	-
Sales	(1,715)	(236,975)		-	(5)	(70,204)	-
Settlements	(1,551)	(19,806)		(455)	(1,300)	(1,320)	3,656
Net transfers into/(out of) Level 3	-	(3,913	)(b)	-	-	-	-

Balance on December 31, 2014	$5,642	$27,910		$3,307	$-	$2,517	$(5,240)

Net unrealized gains/(losses) included in net income	$225 (a)	$1,991	(a)	$-	$-	$43 (a)	$(5,981	)(c)

(a)	Primarily included in mortgage banking income on the Consolidated Statements of Income.

(b)	Transfers out of recurring loans held-for-sale level 3 balances generally reflect movements out of recurring loans held-for-sale and into real estate acquired by foreclosure (level 3 nonrecurring).

(c)	Included in Other expense.

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2016, 2015, and 2014, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

(Dollars in thousands)	Carrying value at December 31, 2016				Year Ended December 31, 2016
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$4,286	$-	$4,286	$(1)
Loans held-for-sale – first mortgages	-	-	638	638	75
Loans, net of unearned income (a)	-	-	31,070	31,070	(2,055)
Real estate acquired by foreclosure (b)	-	-	11,235	11,235	(2,041)
Other assets (c)	-	-	29,609	29,609	(3,349)

					$(7,371)

(Dollars in thousands)	Carrying value at December 31, 2015				Year Ended December 31, 2015
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – first mortgages	$-	$-	$729	$729	57
Loans, net of unearned income (a)	-	-	27,026	27,026	4,087
Real estate acquired by foreclosure (b)	-	-	24,977	24,977	(2,868)
Other assets (c)	-	-	24,577	24,577	(4,582)

					$(3,306)

(Dollars in thousands)	Carrying value at December 31, 2014				Year Ended December 31, 2014
	Level 1	Level 2	Level 3	Total	Net gains/(losses)

Loans held-for-sale – SBAs	$-	$3,322	$-	$3,322	$46
Loans held-for-sale – first mortgages	-	-	846	846	(470)
Loans, net of unearned income (a)	-	-	40,531	40,531	(801)
Real estate acquired by foreclosure (b)	-	-	30,430	30,430	(3,465)
Other assets (c)	-	-	28,660	28,660	(2,087)

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

In first quarter 2016, FHN’s Regional Banking segment recognized $3.7 million of impairments on long-lived assets associated with efforts to more efficiently utilize its bank branch locations. The affected branch locations represented a mixture of owned and leased sites. The fair values of owned sites were determined using estimated sales prices from appraisals less estimated costs to sell. The fair values of leased sites were determined using a discounted cash flow approach, based on the revised estimated useful lives of the related assets. Both measurement methodologies are considered Level 3 valuations.

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Level 3 Measurements

The following tables provide information regarding the unobservable inputs utilized in determining the fair value of level 3 recurring and non-recurring measurements as of December 31, 2016 and 2015:

(Dollars in Thousands) Level 3 Class	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Input	Values Utilized

Trading securities – mortgage	$2,568	Discounted cash flow	Prepayment speeds	22% - 41%

			Discount rate	29% - 50%

Loans held-for-sale – residential real estate	22,562	Discounted cash flow	Prepayment speeds – First mortgage	2% - 13%

			Prepayment speeds – HELOC	3% - 15%

			Foreclosure losses	50% - 70%

			Loss severity trends – First mortgage	5% - 50% of UPB

			Loss severity trends – HELOC	15% - 100% of UPB

Derivative liabilities, other	6,245	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion – $5.2 billion

			Probability of resolution scenarios	10% - 30%

			Time until resolution	24 - 54 months

Loans, net of unearned income (a)	31,070	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal

		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value

			Financial Statements/Auction values adjustment	0% - 25% of reported value

Real estate acquired by foreclosure (b)	11,235	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

Other assets (c)	29,609	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield

		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

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

(c)	Represents tax credit investments accounted for under the equity method.

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in Thousands) Level 3 Class	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Values Utilized

Trading securities – mortgage	$4,372	Discounted cash flow	Prepayment speeds	42% - 43%

			Discount rate	6% - 63%

Loans held-for-sale – residential real estate	28,147	Discounted cash flow	Prepayment speeds – First mortgage	2% - 20%

			Prepayment speeds – HELOC	3% - 15%

			Foreclosure Losses	45% - 55%

			Loss severity trends – First mortgage	10% - 70% of UPB

			Loss severity trends – HELOC	35% - 100% of UPB

			Draw Rate – HELOC	2% - 12%

Derivative liabilities, other	4,810	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion - $5.4 billion

			Probability of resolution scenarios	5% - 25%

			Time until resolution	6 - 42 months

Loans, net of unearned income (a)	27,026	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal

		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value

			Financial Statements/Auction values adjustment	0% - 25% of reported value

Real estate acquired by foreclosure (b)	24,977	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal

Other assets (c)	24,577	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield

		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

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

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Trading securities-mortgage. Prepayment rates and credit spreads (part of the discount rate) are significant unobservable inputs used in the fair value measurement of FHN’s mortgage trading securities which primarily consist of principal-only strips. Subordinated bonds were also included in mortgage trading securities prior to their payoff in first quarter 2016. Increases in prepayment rates and credit spreads in isolation would result in significantly lower fair value measurements for the associated assets. Conversely, decreases in prepayment rates and credit spreads in isolation would result in significantly higher fair value measurements for the associated assets. Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayment rates as customers are expected to refinance existing mortgages under more favorable interest rate terms. Generally, changes in discount rates directionally mirror the changes in market interest rates. FHN’s Corporate Accounting Department monitors changes in the fair value of these securities monthly.

Loans held-for-sale. Foreclosure losses and prepayment rates are significant unobservable inputs used in the fair value measurement of FHN’s residential real estate loans held-for-sale. Loss severity trends are also assessed to evaluate the reasonableness of fair value estimates resulting from discounted cash flows methodologies as well as to estimate fair value for newly repurchased loans and loans that are near foreclosure. Significant increases (decreases) in any of these inputs in isolation would result in significantly lower (higher) fair value measurements. Draw rates were an additional significant unobservable input for HELOCs until the draw period closed in 2016. Increases (decreases) in the draw rate estimates for HELOCs would have increased (decreased) their fair value. All observable and unobservable inputs are re-assessed quarterly. Fair value measurements are reviewed at least quarterly by FHN’s Corporate Accounting Department.

Derivative liabilities. In conjunction with the sales of portions of its Visa Class B shares, FHN and the purchaser entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. FHN uses a discounted cash flow methodology in order to estimate the fair value of FHN’s derivative liabilities associated with its prior sales of Visa Class B shares. The methodology includes estimation of both the resolution amount for Visa’s Covered Litigation matters as well as the length of time until the resolution occurs. Significant increases (decreases) in either of these inputs in isolation would result in significantly higher (lower) fair value measurements for the derivative liabilities. Additionally, FHN performs a probability weighted multiple resolution scenario to calculate the estimated fair value of these derivative liabilities. Assignment of higher (lower) probabilities to the larger potential resolution scenarios would result in an increase (decrease) in the estimated fair value of the derivative liabilities. Since this estimation process requires application of judgment in developing significant unobservable inputs used to determine the possible outcomes and the probability weighting assigned to each scenario, these derivatives have been classified within Level 3 in fair value measurements disclosures. The valuation inputs and process are discussed with senior and executive management when significant events affecting the estimate of fair value occur. Inputs are compared to information obtained from the public issuances and filings of Visa, Inc. as well as public information released by other participants in the applicable litigation matters.

Loans, net of unearned income and Real estate acquired by foreclosure. Collateral-dependent loans and Real estate acquired by foreclosure are primarily valued using appraisals based on sales of comparable properties in the same or similar markets. Multiple appraisal firms are utilized to ensure that estimated values are consistent between firms. This process occurs within FHN’s Credit Risk Management (commercial) and Default Servicing functions (primarily consumer). The Credit Risk Management Committee reviews ORE dispositions and additions annually. Back testing is performed during the year through comparison to ultimate disposition values. Other collateral (receivables, inventory, equipment, etc.) is valued through borrowing base certificates, financial statements and/or auction valuations. These valuations are discounted based on the quality of reporting, knowledge of the marketability/collectability of the collateral and historical disposition rates.

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

Fair Value Option

FHN has elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes under the Financial Instruments Topic (“ASC 825”). FHN determined that the election reduces certain timing differences and better matches changes in the value of such loans with changes in the value of derivatives and forward delivery commitments used as economic hedges for these assets at the time of election.

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

(Dollars in thousands)	December 31, 2016
	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal

Residential real estate loans held-for-sale reported at fair value:
Total loans	$24,269	$35,262	$(10,993)
Nonaccrual loans	6,775	12,910	(6,135)
Loans 90 days or more past due and still accruing	211	331	(120)

(Dollars in thousands)	December 31, 2015
	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal

Residential real estate loans held-for-sale reported at fair value:
Total loans	$27,418	$41,881	$(14,463)
Nonaccrual loans	7,702	14,807	(7,105)
Loans 90 days or more past due and still accruing	2,181	3,004	(823)

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

(Dollars in thousands)	Year Ended December 31
	2016	2015	2014

Changes in fair value included in net income:
Mortgage banking noninterest income
Loans held-for-sale	$3,380	$2,765	$52,494

For the years ended December 31, 2016, 2015, and 2014, the amounts for residential real estate loans held-for-sale include a gain of $1.5 million, $.4 million and $2.8 million, respectively, in pretax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on estimated default rates and estimated loss severities. Interest income on residential real estate loans held-for-sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held-for-sale.

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

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which include primarily principal-only strips. Subordinated bonds were included in mortgage trading securities prior to payoff in first quarter 2016. FHN uses inputs including yield curves, credit spreads, and prepayment speeds to determine the fair value of principal-only strips. Subordinated bonds are bonds with junior priority and were valued using an internal model which included contractual terms, frequency and severity of loss (credit spreads), prepayment speeds of the underlying collateral, and the yield that a market participant would require.

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

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

Investments in the stock of the Federal Reserve Bank and Federal Home Loan Banks are recognized at historical cost in the Consolidated Statements of Condition which is considered to approximate fair value. Short-term investments in mutual funds are measured at the funds’ reported closing net asset values. Investments in equity securities are valued using quoted market prices when available. Cost method investments are valued at historical cost less any recorded impairment due to the illiquid nature of these investments.

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

Loans held-for-sale. Residential real estate loans held-for-sale are valued using current transaction prices and/or values on similar assets when available, including committed bids for specific loans or loan portfolios. Uncommitted bids may be adjusted based on other available market information. For all other loans FHN determines the fair value of residential real estate loans held-for-sale using a discounted cash flow model which incorporates both observable and unobservable inputs. Inputs include current mortgage rates for similar products, estimated prepayment rates, foreclosure losses, and various loan performance measures (delinquency, LTV, credit score). Adjustments for delinquency and other differences in loan characteristics are typically reflected in the model’s discount rates. Loss severity trends and the value of underlying collateral are also considered in assessing the appropriate fair value for severely delinquent loans and loans in foreclosure. The valuation of HELOCs also incorporates estimates of loan draw rates, when still in the draw period, as well as estimated cancellation rates for loans expected to become delinquent.

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

Mortgage servicing rights. FHN recognizes all classes of MSR at fair value. In third quarter 2013, FHN agreed to sell substantially all of its remaining legacy mortgage servicing. After that time FHN used the price in the definitive agreement, as adjusted for the portion of pricing that was not specific to the MSR, as a third-party pricing source in the valuation of the remaining first lien mortgage MSR, which was completely de-recognized by the end of 2016. The remaining MSR relates to servicing of other consumer real estate loans and is valued using a discounted cash flow methodology.

Derivative assets and liabilities. The fair value for forwards and futures contracts is based on current transactions involving identical securities. Futures contracts are exchange-traded and thus have no credit risk factor assigned as the risk of non-performance is limited to the clearinghouse used.

Valuations of other derivatives (primarily interest rate related swaps) are based on inputs observed in active markets for similar instruments. Typical inputs include the LIBOR curve, Overnight Indexed Swap (“OIS”) curve, option volatility, and option skew. In measuring the fair value of these derivative assets and liabilities, FHN has elected to consider credit risk based on the net exposure to individual counterparties. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as customer loan grades and debt ratings. Foreign currency related derivatives also utilize observable exchange rates in the determination of fair value. The determination of fair value for FHN’s derivative liabilities associated with its prior sales of Visa Class B shares are classified within Level 3 in the fair value measurements disclosure as previously discussed in the unobservable inputs discussion.

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

Nonearning assets. For disclosure purposes, nonearning financial assets include cash and due from banks, accrued interest receivable, and fixed income receivables. Due to the short-term nature of cash and due from banks, accrued interest receivable, and fixed income receivables, the fair value is approximated by the book value.

Other assets. For disclosure purposes, other assets consist of tax credit investments and deferred compensation assets that are considered financial assets. Tax credit investments accounted for under the equity method are written down to estimated fair value quarterly based on the estimated value of the associated tax credits which incorporates estimates of required yield for hypothetical investors. The fair value of all other tax credit investments is estimated using recent transaction information with adjustments for differences in individual investments. Deferred compensation assets are recognized at fair value, which is based on quoted prices in active markets.

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

Other noninterest-bearing liabilities. For disclosure purposes, other noninterest-bearing financial liabilities include accrued interest payable and fixed income payables. Due to the short-term nature of these liabilities, the book value is considered to approximate fair value.

Loan commitments. Fair values of these commitments are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Other commitments. Fair values of these commitments are based on fees charged to enter into similar agreements.

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, reduces the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held-for-sale, and term borrowings as of December 31, 2016 and 2015, involve the use of significant internally-developed pricing assumptions for certain components of these line items. The assumptions and valuations utilized for this disclosure are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. The valuations of legacy assets, particularly consumer loans within the non-strategic segment and TRUP loans, are influenced by changes in economic conditions since origination and risk perceptions of the financial sector. These considerations affect the estimate of a potential acquirer’s cost of capital and cash flow volatility assumptions from these assets and the resulting fair value measurements may depart significantly from FHN’s internal estimates of the intrinsic value of these assets.

Assets and liabilities that are not financial instruments have not been included in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Additionally, these measurements are solely for financial instruments as of the measurement date and do not consider the earnings potential of our various business lines. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of FHN.

The following tables summarize the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as unfunded loan commitments and stand by and other commitments as of December 31, 2016 and 2015.

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

	December 31, 2016
(Dollars in thousands)	Book Value	Fair Value
		Level 1	Level 2	Level 3	Total

Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$12,058,689	$-	$-	$11,918,374	$11,918,374
Commercial real estate	2,101,671	-	-	2,078,306	2,078,306
Consumer:
Consumer real estate	4,473,395	-	-	4,385,669	4,385,669
Permanent mortgage	406,836	-	-	404,930	404,930
Credit card & other	346,861	-	-	347,577	347,577

Total loans, net of unearned income and allowance for loan losses	19,387,452	-	-	19,134,856	19,134,856
Short-term financial assets:
Interest-bearing cash	1,060,034	1,060,034	-	-	1,060,034
Federal funds sold	50,838	-	50,838	-	50,838
Securities purchased under agreements to resell	613,682	-	613,682	-	613,682

Total short-term financial assets	1,724,554	1,060,034	664,520	-	1,724,554
Trading securities (a)	897,071	-	894,498	2,573	897,071
Loans held-for-sale (a)	111,248	-	6,631	104,617	111,248
Securities available-for-sale (a) (b)	3,943,499	25,249	3,756,745	161,505	3,943,499
Securities held-to-maturity	14,347	-	-	14,773	14,773
Derivative assets (a)	121,654	33,587	88,067	-	121,654
Other assets:
Tax credit investments	100,105	-	-	98,400	98,400
Deferred compensation assets	32,840	32,840	-	-	32,840

Total other assets	132,945	32,840	-	98,400	131,240
Nonearning assets:
Cash & due from banks	373,274	373,274	-	-	373,274
Fixed income receivables	57,411	-	57,411	-	57,411
Accrued interest receivable	60,870	-	60,870	-	60,870

Total nonearning assets	491,555	373,274	118,281	-	491,555

Total assets	$26,824,325	$1,524,984	$5,528,742	$19,516,724	$26,570,450

Liabilities:
Deposits:
Defined maturity	$1,355,133	$-	$1,361,104	$-	$1,361,104
Undefined maturity	21,317,230	-	21,317,230	-	21,317,230

Total deposits	22,672,363	-	22,678,334	-	22,678,334
Trading liabilities (a)	561,848	-	561,848	-	561,848
Short-term financial liabilities:
Federal funds purchased	414,207	-	414,207	-	414,207
Securities sold under agreements to repurchase	453,053	-	453,053	-	453,053
Other short-term borrowings	83,177	-	83,177	-	83,177

Total short-term financial liabilities	950,437	-	950,437	-	950,437
Term borrowings:
Real estate investment trust-preferred	46,032	-	-	49,350	49,350
Term borrowings - new market tax credit investment	18,000	-	-	17,918	17,918
Borrowings secured by residential real estate	23,126	-	-	21,969	21,969
Other long term borrowings	953,498	-	965,066	-	965,066

Total term borrowings	1,040,656	-	965,066	89,237	1,054,303
Derivative liabilities (a)	135,897	33,274	96,378	6,245	135,897
Other noninterest-bearing liabilities:
Fixed income payables	21,002	-	21,002	-	21,002
Accrued interest payable	10,336	-	10,336	-	10,336

Total other noninterest-bearing liabilities	31,338	-	31,338	-	31,338

Total liabilities	$25,392,539	$33,274	$25,283,401	$95,482	$25,412,157

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $68.6 million.

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

	December 31, 2015
(Dollars in thousands)	Book Value	Fair Value
		Level 1	Level 2	Level 3	Total

Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$10,362,753	$-	$-	$10,280,766	$10,280,766
Commercial real estate	1,649,776	-	-	1,619,795	1,619,795
Consumer:
Consumer real estate	4,685,904	-	-	4,479,333	4,479,333
Permanent mortgage	435,176	-	-	400,970	400,970
Credit card & other	342,651	-	-	344,892	344,892

Total loans, net of unearned income and allowance for loan losses	17,476,260	-	-	17,125,756	17,125,756
Short-term financial assets:
Interest-bearing cash	602,836	602,836	-	-	602,836
Federal funds sold	114,479	-	114,479	-	114,479
Securities purchased under agreements to resell	615,773	-	615,773	-	615,773

Total short-term financial assets	1,333,088	602,836	730,252	-	1,333,088
Trading securities (a)	881,450	-	877,073	4,377	881,450
Loans held-for-sale	126,342	-	6,616	119,726	126,342
Securities available-for-sale (a) (b)	3,929,846	26,434	3,743,496	159,916	3,929,846
Securities held-to-maturity	14,320	-	-	15,349	15,349
Derivative assets (a)	104,365	4,361	100,004	-	104,365
Other assets:
Tax credit investments	91,507	-	-	55,406	55,406
Deferred compensation assets	29,399	29,399	-	-	29,399

Total other assets	120,906	29,399	-	55,406	84,805
Nonearning assets:
Cash & due from banks	300,811	300,811	-	-	300,811
Fixed income receivables	63,660	-	63,660	-	63,660
Accrued interest receivable	62,497	-	62,497	-	62,497

Total nonearning assets	426,968	300,811	126,157	-	426,968

Total assets	$24,413,545	$963,841	$5,583,598	$17,480,530	$24,027,969

Liabilities:
Deposits:
Defined maturity	$1,231,876	$-	$1,238,044	$-	$1,238,044
Undefined maturity	18,735,602	-	18,735,602	-	18,735,602

Total deposits	19,967,478	-	19,973,646	-	19,973,646
Trading liabilities (a)	566,019	-	566,019	-	566,019
Short-term financial liabilities:
Federal funds purchased	464,166	-	464,166	-	464,166
Securities sold under agreements to repurchase	338,133	-	338,133	-	338,133
Other short-term borrowings	137,861	-	137,861	-	137,861

Total short-term financial liabilities	940,160	-	940,160	-	940,160
Term borrowings:
Real estate investment trust-preferred	45,964	-	-	49,350	49,350
Term borrowings - new market tax credit investment	18,000	-	-	17,972	17,972
Borrowings secured by residential real estate	41,100	-	-	35,469	35,469
Other long term borrowings	1,207,613	-	1,193,482	-	1,193,482

Total term borrowings	1,312,677	-	1,193,482	102,791	1,296,273
Derivative liabilities (a)	108,339	3,527	100,002	4,810	108,339
Other noninterest-bearing liabilities:
Fixed income payables	23,072	-	23,072	-	23,072
Accrued interest payable	14,871	-	14,871	-	14,871

Total other noninterest-bearing liabilities	37,943	-	37,943	-	37,943

Total liabilities	$22,932,616	$3,527	$22,811,252	$107,601	$22,922,380

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” See Note 1 – Summary of Significant Accounting Policies for additional information.

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $65.8 million.

FIRST HORIZON NATIONAL CORPORATION

Note 24  ❑  Fair Value of Assets & Liabilities (continued)

(Dollars in thousands)	Contractual Amount		Fair Value
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Unfunded Commitments:
Loan commitments	$8,744,649	$7,903,294	$2,924	$2,748
Standby and other commitments	277,549	279,272	4,037	4,421

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	December 31

(Dollars in thousands)	2016	2015

Assets:
Cash	$226,326	$138,139
Securities available-for-sale	2,035	2,061
Notes receivable	3,209	3,339
Allowance for loan losses	(925)	(925)
Investments in subsidiaries:
Bank	2,596,582	2,619,715
Non-bank	23,996	27,677
Other assets	189,360	184,570

Total assets	$3,040,583	$2,974,576

Liabilities and equity:
Accrued employee benefits and other liabilities	$141,729	$140,588
Term borrowings	489,201	489,833
Total liabilities	630,930	630,421
Total equity	2,409,653	2,344,155

Total liabilities and equity	$3,040,583	$2,974,576

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03,"Simplifying the Presentation of Debt Issuance Costs.” See Note 1 - Summary of Significant Accounting Policies for additional information.

Statements of Income	Year Ended December 31

(Dollars in thousands)	2016	2015	2014

Dividend income:
Bank	$250,000	$325,000	$180,000
Non-bank	1,361	1,150	446

Total dividend income	251,361	326,150	180,446
Interest income	-	-	2
Other income/(loss)	(207)	5,884	6,265

Total income	251,154	332,034	186,713

Interest expense:
Short-term debt	-	6	9
Term borrowings	14,238	23,579	23,808

Total interest expense	14,238	23,585	23,817
Compensation, employee benefits and other expense	38,926	36,388	30,400

Total expense	53,164	59,973	54,217

Income/(loss) before income taxes	197,990	272,061	132,496
Income tax benefit	(22,981)	(21,757)	(20,599)

Income/(loss) before equity in undistributed net income of subsidiaries	220,971	293,818	153,095
Equity in undistributed net income/(loss) of subsidiaries:
Bank	9,508	(207,831)	68,836
Non-bank	(3,433)	(108)	588

Net income/(loss) attributable to the controlling interest	$227,046	$85,879	$222,519

FIRST HORIZON NATIONAL CORPORATION

Note 25  ❑  Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31

(Dollars in thousands)	2016	2015	2014

Operating activities:
Net income/(loss)	$227,046	$85,879	$222,519
Less undistributed net income/(loss) of subsidiaries	6,075	(207,939)	69,424
Income/(loss) before undistributed net income of subsidiaries	220,971	293,818	153,095
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation, amortization, and other	53	(276)	(390)
(Gain)/loss on securities	148	259	(5,736)
Stock-based compensation expense	16,719	12,810	11,351
(Gain)/loss on extinguishment of debt	-	(5,793)	-
Net (increase)/decrease in interest receivable and other assets	(2,228)	(4,544)	(1,836)
Net (decrease)/increase in interest payable and other liabilities	(2,842)	(5,791)	1,505

Total adjustments	11,850	(3,335)	4,894

Net cash provided/(used) by operating activities	232,821	290,483	157,989

Investing activities:
Securities:
Sales and prepayments	275	1,371	4,693
Purchases	(400)	(740)	(40)
Premises and equipment:
Sales/(purchases)	(17)	14	(20)
Decrease/(increase) in interest-bearing cash	-	-	15,800
Return on investment in subsidiary	129	93	150
Investment in subsidiary	-	(9,372)	-
Cash paid for business combination, net	-	(18,251)	-

Net cash provided/(used) by investing activities	(13)	(26,885)	20,583

Financing activities:
Preferred stock:
Cash dividends	(6,200)	(6,200)	(6,200)
Common stock:
Exercise of stock options	22,479	7,219	1,864
Cash dividends	(63,504)	(53,947)	(47,366)
Repurchase of shares	(97,396)	(32,648)	(43,579)
Term borrowings:
Proceeds from issuance of term borrowings	-	495,555	-
Repayment of term borrowings	-	(700,000)	-
Increase/(decrease) in short-term borrowings	-	(3,000)	3,000

Net cash (used)/provided by financing activities	(144,621)	(293,021)	(92,281)

Net increase/(decrease) in cash and cash equivalents	88,187	(29,423)	86,291

Cash and cash equivalents at beginning of year	138,139	167,562	81,271

Cash and cash equivalents at end of year	$226,326	$138,139	$167,562

Total interest paid	$19,688	$24,345	$23,282
Income taxes received from subsidiaries	27,126	32,202	17,053

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03,"Simplifying the Presentation of Debt Issuance Costs.” See Note 1 – Summary of Significant Accounting Policies for additional information.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	2016	2015	2014	2013	2012	Growth Rates
						16/15	16/12**

Interest income:
Interest and fees on loans	$679.9	$600.3	$571.8	$599.7	$648.6	13%	1%
Interest on investment securities available-for-sale	96.7	93.6	93.2	83.8	98.4	3%	*
Interest on investment securities held-to-maturity	0.8	0.3	0.3	-	-	NM	NM
Interest on loans held-for-sale	5.5	5.5	11.2	13.0	14.9	*	(22)%
Interest on trading securities	30.8	35.1	32.0	34.6	35.4	(12)%	(3)%
Interest on other earning assets	4.2	1.7	0.7	1.0	1.7	NM	25%

Total interest income	817.9	736.4	709.2	732.1	799.0	11%	1%

Interest expense:
Interest on deposits:
Savings	19.6	12.0	11.5	14.8	19.7	63%	*
Time deposits	4.4	5.2	9.1	15.9	21.3	(15)%	(33)%
Other interest-bearing deposits	10.4	4.5	3.1	3.8	5.9	NM	15%
Certificates of deposit $100,000 and more	5.6	3.5	3.1	5.6	8.3	60%	(9)%
Interest on trading liabilities	15.0	16.0	15.4	13.6	10.5	(6)%	9%
Interest on short-term borrowings	4.7	3.2	4.7	4.7	5.3	47%	(3)%
Interest on term borrowings	29.1	38.4	34.6	36.3	39.3	(24)%	(7)%

Total interest expense	88.8	82.7	81.5	94.7	110.3	7%	(5)%

Net interest income	729.1	653.7	627.7	637.4	688.7	12%	1%
Provision for loan losses	11.0	9.0	27.0	55.0	78.0	22%	(39)%

Net interest income after provision for loan losses	718.1	644.7	600.7	582.4	610.7	11%	4%

Noninterest income:
Fixed income	268.6	231.3	200.6	272.4	334.9	16%	(5)%
Deposit transactions and cash management	108.6	112.8	111.9	114.4	120.2	(4)%	(3)%
Brokerage, management fees and commissions	42.9	46.5	49.1	42.3	34.9	(8)%	5%
Trust services and investment management	27.7	27.6	27.8	26.5	24.3	*	3%
Bankcard income	24.4	22.2	23.7	20.5	22.4	10%	2%
Bank-owned life insurance	14.7	14.7	16.4	16.6	18.8	*	(6)%
Debt securities gains/(losses), net	1.5	1.8	-	(0.4)	0.3	(17)%	50%
Equity securities gains/(losses), net	(0.1)	(0.5)	2.9	2.2	0.4	80%	NM
Gains on divestiture	-	-	-	0.1	0.2	NM	NM
All other income and commissions	64.2	60.7	117.7	90.0	114.9	6%	(14)%

Total noninterest income	552.4	517.3	550.1	584.6	671.3	7%	(5)%

Adjusted gross income after provision for loan losses	1,270.5	1,162.0	1,150.8	1,167.0	1,282.0	9%	*

Noninterest expense:
Employee compensation, incentives, and benefits	562.9	511.6	478.2	529.0	640.9	10%	(3)%
Occupancy	50.9	51.1	54.0	50.6	49.0	*	1%
Computer software	45.1	44.7	42.9	40.3	40.0	1%	3%
Operations services	41.9	39.3	35.2	35.2	35.4	7%	4%
Equipment rentals, depreciation, and maintenance	27.4	30.9	30.0	31.7	31.2	(11)%	(3)%
Advertising and public relations	21.6	19.2	18.7	18.2	17.4	13%	6%
FDIC premium expense	21.6	18.0	11.4	20.2	28.0	20%	(6)%
Legal fees	21.6	16.3	20.9	29.9	22.3	33%	(1)%
Professional fees	19.2	18.9	23.3	23.5	16.4	2%	4%
Communications and courier	14.3	15.8	16.1	18.0	18.3	(9)%	(6)%
Contract employment and outsourcing	10.1	14.5	19.4	35.9	41.2	(30)%	(30)%
Amortization of intangible assets	5.2	5.3	4.2	3.9	3.9	(2)%	7%
Repurchase and foreclosure provision/(provision credit)	(32.7)	-	(4.3)	170.0	299.3	NM	NM
All other expense	116.3	268.2	82.5	142.1	126.0	(57)%	(2)%

Total noninterest expense	925.2	1,053.8	832.5	1,148.5	1,369.5	(12)%	(9)%

Income/(loss) before income taxes	345.3	108.3	318.2	18.4	(87.5)	NM	NM
Provision/(benefit) for income taxes	106.8	10.9	84.2	(19.4)	(72.0)	NM	NM

Income/(loss) from continuing operations	238.5	97.3	234.0	37.8	(15.5)	NM	NM
Income/(loss) from discontinued operations, net of tax	-	-	-	0.5	0.1	NM	NM

Net income/(loss)	238.5	97.3	234.0	38.4	(15.4)	NM	NM
Net income attributable to noncontrolling interest	11.5	11.4	11.5	11.5	11.5	1%	*

Net income/(loss) attributable to controlling interest	227.0	85.9	222.5	26.9	(26.8)	NM	NM
Preferred stock dividends	6.2	6.2	6.2	5.8	-	*	NM

Net income/(loss) available to common shareholders	$220.8	$79.7	$216.3	$21.1	$(26.8)	NM	NM

Fully taxable equivalent adjustment	$11.6	$10.7	$9.6	$7.6	$7.0	8%	13%

Basic earnings/(loss) per common share from continuing operations	$0.95	$0.34	$0.92	$0.09	$(0.11)	NM	NM

Diluted earnings/(loss) per common share from continuing operations	$0.94	$0.34	$0.91	$0.09	$(0.11)	NM	NM

Basic earnings/(loss) per share available to common shareholders	$0.95	$0.34	$0.92	$0.09	$(0.11)	NM	NM

Diluted earnings/(loss) per share available to common shareholders	$0.94	$0.34	$0.91	$0.09	$(0.11)	NM	NM

Certain previously reported amounts have been reclassified to agree with current presentation.

Numbers may not add to total due to rounding.

NM – not meaningful.

*	Amount is less than one percent.

**	Compound annual growth rate.

FIRST HORIZON NATIONAL CORPORATION

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) (Dollars in millions)	2016
	Average Balance	Interest Income/ Expense	Average Yields/ Rates

Assets:
Earning assets:
Loans, net of unearned income (a)	$18,303.9	$689.9	3.77%
Loans held-for-sale	124.3	5.5	4.43
Investment securities:
U.S. treasuries	0.1	-	0.97
U.S. government agencies	3,814.8	91.7	2.40
States and municipalities	5.1	0.4	7.95
Corporate bonds	10.0	0.5	5.25
Other	186.4	5.0	2.67

Total investment securities	4,016.4	97.6	2.43

Trading securities	1,212.9	32.3	2.66
Other earning assets:
Federal funds sold	23.4	0.3	1.11
Securities purchased under agreements to resell (b)	827.6	0.5	0.06
Interest-bearing cash	671.6	3.4	0.51

Total other earning assets	1,522.6	4.2	0.28

Total earning assets	$25,180.1	$829.5	3.29
Allowance for loan losses	(203.1)
Cash and due from banks	320.5
Fixed income receivables	76.5
Premises and equipment, net	278.0
Other assets	1,775.2

Total assets/Interest income	$27,427.2	$829.5

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	$8,371.2	$19.6	0.23%
Time deposits	748.8	4.4	0.59
Other interest-bearing deposits	5,467.9	10.4	0.19

Total interest-bearing core deposits	14,587.9	34.4	0.24
Certificates of deposit $100,000 and more	550.0	5.6	1.02
Federal funds purchased	589.2	3.1	0.52
Securities sold under agreements to repurchase	425.5	0.3	0.08
Fixed income trading liabilities	771.0	15.0	1.95
Other short-term borrowings	198.4	1.3	0.67
Term borrowings	1,130.2	29.1	2.58

Total interest-bearing liabilities	18,252.2	88.8	0.49
Noninterest-bearing deposits	5,760.9
Fixed income payables	48.1
Other liabilities	674.6

Total liabilities	24,735.8
Shareholders’ equity	2,396.0
Noncontrolling interest	295.4

Total equity	2,691.4
Total liabilities and equity/Interest expense	$27,427.2	$88.8

Net interest income-tax equivalent basis/Yield		$740.7	2.94%
Fully taxable equivalent adjustment		(11.6)

Net interest income		$729.1

Net interest spread			2.80%
Effect of interest-free sources used to fund earning assets			0.14

Net interest margin			2.94%

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” See Note 1 – Summary of Significant Accounting Policies for additional information.

Yields and corresponding income amounts are adjusted to a FTE basis assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

FIRST HORIZON NATIONAL CORPORATION

2015			2014			Average Balance Growth	Average Balance Growth
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates
						16/15	16/14 (c)

$16,624.4	$609.4	3.67%	$15,521.0	$580.5	3.74%	10%	9%
128.9	5.5	4.23	296.1	11.2	3.77	(4)%	(35)%

0.1	-	0.97	27.0	-	0.06	*	(94)%
3,500.2	86.1	2.46	3,316.0	85.1	2.57	9%	7%
12.7	0.5	3.52	17.7	0.5	2.72	(60)%	(46)%
0.4	-	4.94	-	-	-	NM	NM
183.6	7.5	4.08	191.9	8.1	4.23	2%	(1)%

3,697.0	94.1	2.54	3,552.6	93.7	2.64	9%	6%

1,294.3	36.4	2.81	1,117.5	32.7	2.93	(6)%	4%

27.6	0.3	1.01	28.8	0.2	1.00	(15)%	(10)%
776.3	(0.9)	(0.12)	651.0	(1.0)	(0.15)	7%	13%
907.7	2.3	0.25	658.2	1.5	0.22	(26)%	1%

1,711.6	1.7	0.10	1,338.0	0.7	0.06	(11)%	7%

23,456.2	747.1	3.19	21,825.2	718.8	3.29	7%	7%
(221.4)			(243.9)			(8)%	(9)%
321.6			327.0			*	(1)%
63.1			55.2			21%	18%
284.0			300.0			(2)%	(4)%
1,732.5			1,729.5			2%	1%

$25,636.0	$747.1		$23,993.0	$718.8		7%	7%

$7,496.2	$12.0	0.16%	$6,592.0	$11.5	0.18%	12%	13%
786.9	5.2	0.66	849.4	9.1	1.07	(5)%	(6)%
4,748.7	4.5	0.09	3,800.6	3.1	0.08	15%	20%

13,031.8	21.7	0.17	11,242.0	23.7	0.21	12%	14%
393.1	3.5	0.89	493.4	3.1	0.63	40%	6%
705.1	1.8	0.26	1,101.9	2.8	0.25	(16)%	(27)%
370.1	0.2	0.06	447.8	0.3	0.08	15%	(3)%
733.2	16.0	2.18	633.9	15.4	2.43	5%	10%
165.0	1.1	0.67	532.0	1.6	0.30	20%	(39)%
1,557.2	38.4	2.47	1,591.1	34.6	2.17	(27)%	(16)%

16,955.5	82.7	0.49	16,042.1	81.5	0.51	8%	7%
5,328.8			4,666.3			8%	11%
35.2			36.1			37%	15%
735.3			656.6			(8)%	1%

23,054.8			21,401.1			7%	8%
2,285.8			2,296.5			5%	2%
295.4			295.4			*	*

2,581.2			2,591.9			4%	2%
$25,636.0	$82.7		$23,993.0	$81.5		7%	7%

	$664.4	2.83%		$637.3	2.92%
	(10.7)			(9.6)

	$653.7			$627.7

		2.70%			2.78%
		0.13			0.14

		2.83%			2.92%

*	Amount less than one percent.

NM – not meaningful.

(a)	Includes loans on nonaccrual status.

(b)	Yields in 2015 and 2014 driven by negative market rates on reverse repurchase agreements.

(c)	Compound annual growth rate.

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

	2011	2012	2013	2014	2015	2016

First Horizon National Corp	$100.00	$124.39	$148.88	$176.34	$191.66	$269.05
S&P 500 Index	100.00	115.93	153.39	174.30	176.76	197.77
KBW Regional Bank Index	100.00	113.18	166.06	170.01	180.18	250.39

Source: Bloomberg

The preceding graph assumes $100 is invested on December 31, 2011 and dividends are reinvested. Returns are market-capitalization weighted.

FIRST HORIZON NATIONAL CORPORATION