Form 10-K, Exhibit 13
period 2017-12-31
FIRST HORIZON NATIONAL CORP
filed 2018-02-28
CIK 36966

Section 5: EX-13                                                Exhibit 13
FINANCIAL INFORMATION AND DISCUSSION

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2017		2016		2015		2014		2013
Income/(loss) from continuing operations	$177.0		$238.5		$97.3		$234.0		$37.8
Income/(loss) from discontinued operations, net of tax	—		—		—		—		0.5
Net income/(loss)	177.0		238.5		97.3		234.0		38.4
Income/(loss) available to common shareholders	159.3		220.8		79.7		216.3		21.1
Common Stock Data
Earnings/(loss) per common share from continuing operations	$0.66		$0.95		$0.34		$0.92		$0.09
Earnings/(loss) per common share	0.66		0.95		0.34		0.92		0.09
Diluted earnings/(loss) per common share from continuing operations	0.65		0.94		0.34		0.91		0.09
Diluted earnings/(loss) per common share	0.65		0.94		0.34		0.91		0.09
Cash dividends declared per common share	0.36		0.28		0.24		0.20		0.20
Book value per common share	12.82		9.90		9.42		9.35		8.87
Closing price of common stock per share:
High	20.76		20.61		16.20		13.91		12.55
Low	16.05		11.62		12.31		11.18		9.72
Year-end	19.99		20.01		14.52		13.58		11.65
Cash dividends per common share/year-end closing price	1.8%		1.4%		1.7%		1.5%		1.7%
Cash dividends per common share/diluted earnings per common share	55.4%		29.8%		70.6%		22.0%		222.2%
Year-end price/earnings ratio	30.75	x	21.3	x	42.7	x	14.9	x	129.4	x
Market capitalization	$6,531.5		$4,674.8		$3,464.3		$3,180.7		$2,753.7
Average shares (thousands)	241,436		232,700		234,189		234,997		237,972
Average diluted shares (thousands)	244,453		235,292		236,266		236,735		239,794
Period-end shares outstanding (thousands)	326,736		233,624		238,587		234,220		236,370
Volume of shares traded (thousands)	790,153		574,196		562,553		592,399		787,295
Selected Average Balances
Total assets	$29,924.8		$27,427.2		$25,636.0		$23,993.0		$24,399.9
Total loans, net of unearned income	20,104.0		18,303.9		16,624.4		15,521.0		15,726.4
Securities available-for-sale	4,021.6		4,002.1		3,692.3		3,548.4		3,180.4
Earning assets	27,461.0		25,180.1		23,456.2		21,825.2		21,772.0
Total deposits	23,072.1		20,898.8		18,753.7		16,401.7		16,340.2
Total term borrowings	1,077.3		1,130.2		1,557.2		1,591.0		1,942.3
Common equity	2,579.3		2,300.4		2,190.1		2,200.9		2,135.6
Total equity	2,970.3		2,691.5		2,581.2		2,592.0		2,518.8
Selected Period-End Balances
Total assets	$41,423.3		$28,555.2		$26,192.6		$25,665.4		$23,782.4
Total loans, net of unearned income	27,658.9		19,589.5		17,686.5		16,230.2		15,389.1
Securities available-for-sale	5,170.3		3,943.5		3,929.8		3,556.6		3,398.5
Earning assets	36,953.4		26,280.2		23,971.5		23,470.9		21,168.4
Total deposits	30,620.4		22,672.4		19,967.5		18,068.9		16,735.0
Total term borrowings	1,218.1		1,040.7		1,312.7		1,877.3		1,737.8
Common equity	4,189.4		2,314.0		2,248.5		2,190.5		2,097.3
Total equity	4,580.5		2,705.1		2,639.6		2,581.6		2,488.4
Selected Ratios
Return on average common equity (a)	6.18%		9.60%		3.64%		9.83%		0.99%
Return on average tangible common equity (b) (c)	7.23		10.59		3.97		10.62		1.07
Return on average assets (d)	0.59		0.87		0.38		0.98		0.16
Net interest margin (e)	3.12		2.94		2.83		2.92		2.96
Allowance for loan losses to loans	0.69		1.03		1.19		1.43		1.65
Net charge-offs to average loans	0.06		0.10		0.19		0.31		0.50
Total period-end equity to period-end assets	11.06		9.47		10.08		10.06		10.46
Tangible common equity to tangible assets (c)	6.57		7.42		7.82		7.91		8.19
Common equity tier 1 ratio	8.88		9.94		10.45		N/A		N/A
See accompanying notes to consolidated financial statements.
Numbers may not add due to rounding.
N/A- Not applicable
(a) Calculated using net income/(loss) available to common shareholders divided by average common equity.
(b) Calculated using adjusted tangible common equity divided by risk weighted assets.
(c) Represents a non-GAAP measure which is reconciled in the non-GAAP to GAAP reconciliation in table 33.
(d) Calculated using net income divided by average assets.
(e) Net interest margin is computed using total net interest income adjusted to a FTE basis assuming a statutory federal income tax rate of 35 percent and, b no nowhere applicable, state income taxes.

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
GENERAL INFORMATION
First Horizon National Corporation (“FHN”) began as a community bank chartered in 1864 and as of December 31, 2017, was one of the 30 largest publicly traded banking organizations in the United States in terms of asset size.
FHN is the parent company of First Tennessee Bank National Association ("FTBNA"). FTBNA's principal divisions and subsidiaries operate under the brands of First Tennessee Bank, Capital Bank, FTB Advisors, and FTN Financial. FHN offers regional banking, wealth management and capital market services through the First Horizon family of companies. First Tennessee Bank, Capital Bank, and FTB Advisors provide consumer and commercial banking and wealth management services. FTN Financial (“FTNF”), which operates partly through a division of FTBNA and partly through subsidiaries, is an industry leader in fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad. FTBNA has over 350 banking offices in eight southeastern U.S. states, and FTNF has 28 offices in 18 states across the U.S.
FHN is composed of the following operating segments:

•
Regional banking segment offers financial products and services, including traditional lending and deposit taking, to consumer and commercial customers in Tennessee, North Carolina, South Carolina, Florida and other selected markets. Regional banking also provides investments, financial planning, trust services and asset management, mortgage banking, credit card, and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally.

•
Fixed income segment consists of fixed income securities sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory services, and derivative sales.

•
Corporate segment consists of unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, derivative valuation adjustments related to prior sales of Visa Class B shares, gain/(loss) on extinguishment of debt, and acquisition- and integration-related costs.

•
Non-strategic segment consists of the wind-down national consumer lending activities, legacy mortgage banking elements including servicing fees, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses.

On November 30, 2017, FHN completed its acquisition of Capital Bank Financial Corporation ("CBF") and its subsidiaries, including Capital Bank Corporation for an aggregate of 92,043,171 shares of FHN common stock and $423.6 million in cash in a transaction valued at $2.2 billion. CBF operated 178 branches in North and South Carolina, Tennessee, Florida and Virginia at the time of closing.
On October 2, 2017, FTBNA acquired the operations and certain assets of Professional Mortgage Company, Inc. ("PMC"). PMC was a provider of institutional debt capital and commercial mortgage loan servicing. Eleven professionals joined FTBNA's commercial real estate ("CRE") team as a result of the transaction, expanding the capabilities of its CRE platform.
On April 3, 2017, FTNF acquired substantially all of the assets and assumed substantially all of the liabilities of Coastal Securities, Inc. (“Coastal”), a national leader in the trading, securitization, and analysis of Small Business Administration (“SBA”) loans, for approximately $131 million in cash. Coastal, which was based in Houston, TX, also traded United States Department of Agriculture (“USDA”) loans and fixed income products and provided municipal underwriting and municipal advisory services to its clients. Coastal’s government-guaranteed loan products were combined with FTNF's existing SBA trading activities to establish an additional major product sector for FTNF.
On September 16, 2016, FTBNA acquired $537.4 million of unpaid principal balance ("UPB") in restaurant franchise loans from GE Capital. The acquired loans were combined with existing FTBNA relationships to establish a franchise finance specialty banking business.
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
In relation to all acquisitions, FHN's operating results include the operating results of the acquired assets and assumed liabilities subsequent to the acquisition date. Refer to Note 2 - Acquisitions and Divestitures for additional information.
For the purpose of this management’s discussion and analysis (“MD&A”), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and Notes in this report.
ADOPTION OF ACCOUNTING UPDATES
Issued in February 2018, ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” provides an election for reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects solely resulting from the Tax Cuts and Jobs Act ("the Tax Act"). The stranded tax effects were created because current accounting requirements indicate that all changes in deferred tax assets and liabilities due to changes in enacted tax rates be recorded through tax provision, even when the deferred tax asset or liability was originally created with an offset to accumulated comprehensive income. For FHN, this includes net deferred tax assets related to net unrealized losses on available-for-sale ("AFS") securities, net actuarial losses for pension and postretirement plans, and the effective portion of cash flow hedging activities. The provisions of ASU 2018-02 do not apply to past or future changes in tax rates. Adoption of ASU 2018-02 is required for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted in any interim period for which financial statements have not yet been issued. FHN elected early adoption as of December 31, 2017 and made a reclassification of $57.5 million from accumulated other comprehensive income to retained earnings.

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
The non-GAAP measures presented in this filing are return on average tangible common equity (“ROTCE”), tangible common equity to tangible assets and adjusted tangible common equity to risk-weighted assets. Refer to table 33 for a reconciliation of the non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements with respect to FHN’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information but instead pertain to future operations, strategies, financial results, or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.
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
FHN assumes no obligation to update or revise any forward-looking statements that are made in this Annual Report to Shareholders for the period ended December 31, 2017 of which this MD&A is a part or otherwise from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in other parts of and exhibits to this Annual Report to Shareholders, or in FHN's Annual Report on Form 10-K for the period ended December 31, 2017 into which this MD&A has been incorporated, and in documents incorporated into the Form 10-K.

FINANCIAL SUMMARY - 2017 COMPARED TO 2016
FHN reported net income available to common shareholders of $159.3 million, or $.65 per diluted share, compared to net income of $220.8 million, or $.94 per diluted share in 2016. The decline in net income available to common shareholders in 2017 was due to higher noninterest expense, an increase in income taxes, and a decrease in noninterest income, somewhat mitigated by an increase in net interest income and a decline in the provision for loan losses. Various factors significantly impacted reported earnings in 2017 including acquisitions and other strategic transactions expected to boost growth, returns and profitability. Additional factors affecting reported results were increased interest rates, tax reform, certain legacy mortgage matters, and the steady economic environment.
During 2017, FHN continued to execute on strategic priorities by strengthening core businesses, controlling costs and prudently managing the balance sheet. FHN invested in its core businesses by focusing on higher-return specialty lending areas; making strategic hires; upgrading digital banking platforms; and expanding into growth markets both organically and through acquisitions. Management successfully deployed capital through profitable loan growth, dividend increases, and acquisitions.
FHN completed three acquisitions in 2017, significantly strengthening FHN’s ability to grow and improve returns over the long-term. In November 2017, FHN closed the acquisition of CBF, a $10 billion bank headquartered in North Carolina. The CBF acquisition expands FHN’s presence in high-growth, attractive geographic markets; provides scale and efficiency; and, accelerates the achievement of FHN’s long-term financial goals on return, profitability and productivity. In April 2017, FHN completed the purchase of Coastal, a national leader in the trading, securitization and analysis of SBA loans. The Coastal transaction provided a broadened depth and diversity for product offerings in the fixed income business. In October 2017, FHN closed on its purchase of PMC, a leading provider of institutional debt capital and commercial mortgage loan servicing which will expand the capabilities of FHN’s commercial real estate platform.
In December 2017, congress enacted the Tax Act, reducing the federal statutory tax rate from 35 percent to 21 percent for FHN. The rate reduction on January 1, 2018 should benefit financial results in the future; however, the enactment of the rate reduction affected FHN's deferred tax balances and negatively impacted FHN's 2017 operating results. Earlier in 2017, FHN recognized favorable effective tax rate adjustments primarily associated with the reversal of a capital loss deferred tax valuation allowance which somewhat offset the overall increase in provision for income taxes.

The economic environment remained steady-to-improving in 2017 with GDP growth throughout the year, low unemployment rates, and muted inflation. Organic loan growth and additional loans added through acquisitions coupled with a modest increase in short-term interest rates bolstered FHN's net interest income ("NII") and net interest margin ("NIM"); favorably impacting revenues in 2017 relative to the prior year. While the economic improvement positively impacted FHN's NII in 2017, higher rates and a lack of interest rate volatility negatively impacted fee income from FTNF due to the counter-cyclical impact of the interest rate environment which led to lower fixed income sales revenue in 2017.

Asset quality trends were stable in 2017 reflecting continued strong underwriting standards. Allowance for loan losses continued to decline, decreasing 6 percent in 2017 as a result of the run-off of non-strategic loan balances partially offset by organic loan growth. Net charge-offs and nonperforming loans declined 35 percent and 10 percent, respectively, both reflecting strong credit quality in 2017. The addition of loans as a result of the CBF acquisition increased the diversification of the loan portfolio across geographic markets and various lending areas, including higher-return specialty areas.
Return on average common equity (“ROE”) and ROTCE for 2017 were 6.18 percent and 7.23 percent, respectively, compared to 9.60 percent and 10.59 percent in 2016. Return on average assets (“ROA”) was .59 percent in 2017 compared to .87 percent in 2016. The tangible common equity to tangible assets ratio was 6.57 percent in 2017 compared to 7.42 percent in 2016. Common equity tier 1, Tier 1, Total capital, and Leverage ratios were 8.88 percent, 9.83 percent, 11.10 percent, and 10.31 percent on December 31, 2017, compared to 9.94 percent, 11.17 percent, 12.24 percent, and 9.35 percent, respectively, on December 31, 2016. Total period-end assets were $41.4 billion on December 31, 2017, a 45 percent increase from $28.6 billion on December 31, 2016. Total period-end equity was $4.6 billion on December 31, 2017, up from $2.7 billion on December 31, 2016.

BUSINESS LINE REVIEW - 2017 COMPARED TO 2016
Regional Banking

Pre-tax income within the regional banking segment increased 36 percent to $456.1 million in 2017 from $336.1 million in 2016. The increase in pre-tax income was primarily driven by higher revenue and a decline in loan loss provision, which more than offset an increase in expenses.

Total revenue increased 12 percent, or $116.7 million, to $1.1 billion in 2017, from $990.8 million in 2016, driven by an increase in NII. The increase in NII was largely due to the favorable impact of higher interest rates on loans, higher average balances of commercial loans and noninterest-bearing deposits, as well as loan and deposit growth associated with the CBF acquisition. Noninterest income was $258.6 million and $249.0 million in 2017 and 2016, respectively. The increase in noninterest income was largely driven by a $5.6 million increase in brokerage, management fees, and commission income from the Bank's wealth management group due to increases in recurring revenue driven primarily by growth in FHN's advisory business and favorable market conditions. Additionally, increases in fees from deposit transactions and cash management activities, mortgage banking income, and bankcard income also contributed to the increase in noninterest income in 2017. Deposit transactions and cash management activities increased $2.0 million in 2017 largely driven by higher fee income associated with cash management activities, which offset a decline in non-sufficient funds ("NSF")/overdraft fees driven by changes in consumer behavior and a modification of billing practices. Fees associated with mortgage banking activities increased $1.7 million in 2017 and were primarily related to FHN’s Community Reinvestment Act ("CRA") initiatives. Bankcard income increased $1.1 million relative to the prior year primarily due to an increase in interchange income as a result of increased volume due to the CBF acquisition. FHN recognized $.4 million in net securities gains for 2017 primarily resulting from the call of a $4.4 million held-to-maturity municipal bond in second quarter 2017. Gains on the sale of fixed assets decreased $2.0 million in 2017 and fees from derivative transactions decreased $2.0 million both reducing noninterest income in 2017 compared to 2016.

Provision expense was $21.6 million in 2017 down from $38.9 million in 2016. The net decrease in provision in 2017 compared to the prior year was primarily due to continued strong performance in both the commercial and consumer portfolios. The provision in 2017 was favorably affected by historically lower net charge-offs which continue to drive lower loss rates.

Noninterest expense increased 2 percent to $629.7 million in 2017 from $615.8 million in 2016. The increase in expenses was primarily driven by an increase in personnel-related expenses due to strategic hires in expansion markets and specialty areas, higher incentive expense associated with loan/deposit growth, retention initiatives, and $19.1 million attributable to CBF activities ($10.7 million of which relates to a 27 percent increase in headcount for one month). Additionally, FHN recognized $4.1 million in special employee bonuses which also contributed to the increase in personnel expense in 2017. To a lesser extent FDIC premium expense, occupancy, computer software, intangible asset amortization, and expenses associated with equipment rentals, deprecation and maintenance all increased relative to 2016, negatively impacting regional banking expenses. The increase in FDIC premium expense was due in large part to organic and acquisition-related balance sheet growth, as well as the net loss recognized in fourth quarter 2017. The other expense categories increased primarily due to the CBF acquisition. The regional banking segment recognized a $15.9 million net decline in loss accruals related to legal matters favorably impacting expenses in 2017. Additionally, a recovery from a vendor recognized in first quarter 2017 related to previous overbillings also positively impacted expenses in 2017.
Fixed Income
Pre-tax income in the fixed income segment was $24.2 million in 2017 compared to $50.5 million in 2016. The decline in results in 2017 was driven by lower fee income, somewhat offset by a decline in expenses and an increase in NII.
NII increased from $10.8 million in 2016 to $18.0 million in 2017, primarily driven by an increase in loans held-for-sale as a result of the Coastal acquisition. Fixed income product revenue decreased 24 percent to $173.9 million in 2017 from $229.7 million in 2016, as average daily revenue (“ADR”) declined to $696 thousand in 2017 from $919 thousand in 2016. This decline reflects lower activity due to challenging market conditions (interest rate increases, a flattening yield curve, and low levels of market volatility). Other product revenue was $43.2 million in 2017 up from $39.7 million in the prior year, primarily driven by increases in fees from loan sales, which more than offset declines in fees from derivative sales and portfolio advisory services.
Noninterest expense decreased 8 percent, or $18.6 million, to $210.9 million in 2017 from $229.6 million in 2016. The expense decline during 2017 was primarily the result of lower variable compensation associated with the decrease in fixed income sales revenue in 2017. A portion of the expense decline was somewhat offset by an increase in legal fees and increased amortization and other expenses associated with the Coastal acquisition.

Corporate
The pre-tax loss for the corporate segment was $189.4 million and $104.4 million for 2017 and 2016, respectively.
Net interest expense was $58.9 million in 2017 compared to $65.9 million in 2016. The improvement in net interest expense for 2017 was largely driven by a higher yielding securities portfolio. Noninterest income (including securities gain/losses) was $8.9 million in 2017, compared to $20.4 million in 2016. Noninterest income declined in 2017 compared to the prior year due in large part to a $14.3 million loss from the repurchase of equity securities previously included in a financing transaction. Additionally, net gains on the sale of securities decreased $1.1 million in 2017, largely the result of a $1.7 million gain from an exchange of approximately $294 million of available-for-sale (“AFS”) debt securities recognized in 2016. Deferred compensation income, which fluctuates with changes in the market value of the underlying investments and is mirrored by changes in deferred compensation expense which is included in personnel expense, increased $3.3 million in 2017 partially mitigating the decline in noninterest income.
Noninterest expense was $139.4 million in 2017 compared to $58.9 million in 2016. The increase in noninterest expense was largely due to a $53.6 million increase in acquisition- and integration-related expenses primarily associated with the CBF and Coastal acquisitions, $5.7 million of special employee bonuses, and $8.8 million of charitable contributions to the First Tennessee Foundation made in 2017. To a lesser extent, higher deferred compensation expense also contributed to the expense increase in 2017, but was offset by $6.5 million of deferred compensation BOLI gains recognized in 2017. Advertising and public relations expense decreased $1.7 million in 2017 due in large part to a promotional branding campaign and higher expenses associated with CRA initiatives recognized in 2016. Additionally, a $2.1 million decrease in negative valuation adjustments associated with derivatives related to prior sales of Visa Class B shares offset a portion of the overall expense increase.
Non-Strategic
The non-strategic segment had pre-tax income of $18.0 million in 2017 compared to $63.0 million in 2016. The decline in results was primarily driven by higher expenses and a lower loan loss provision credit in 2017 relative to the prior year, coupled with a decline in revenues.
Total revenue decreased $16.2 million to $39.9 million in 2017 from $56.0 million in 2016. NII declined 19 percent to $34.3 million in 2017 consistent with the run-off of the non-strategic loan portfolios. Noninterest income (including securities gains/losses) was $5.6 million in 2017 compared to $13.7 million in 2016. The decrease in noninterest income was largely attributable to a decline in mortgage banking income due in large part to $4.4 million of recoveries recognized in 2016 associated with prior legacy mortgage servicing sales and a $1.5 million gain in 2016 related to the reversal of a contingency accrual associated with prior sales of mortgage servicing rights (“MSR”).
The provision for loan losses within the non-strategic segment was a provision credit of $21.6 million in 2017 compared to a provision credit of $27.9 million in the prior year. Overall, the non-strategic segment continued to reflect stable performance combined with lower loan balances as reserves declined by $12.5 million to $35.4 in December 31, 2017, nearly all of which was in the consumer real estate portfolio. Losses remain historically low as the non-strategic segment experienced an increase in net recoveries of $5.9 million in 2017 compared to the prior year.
Noninterest expense was $43.6 million in 2017 compared to $20.9 million in 2016. The increase in noninterest expense was primarily due to a $25.7 million net increase in loss accruals related to legal matters. Additionally, a smaller repurchase and foreclosure provision expense reversal related to the settlement of certain repurchase claims in 2017 relative to 2016 ($22.5 million and $32.7 million, respectively) also contributed to the increase in expense. An $11.9 million decrease in legal fees favorably impacted non-strategic expenses in 2017.

INCOME STATEMENT REVIEW - 2017 COMPARED TO 2016; 2016 COMPARED TO 2015
Total consolidated revenue increased 4 percent, or $51.0 million to $1.3 billion in 2017, driven by a 16 percent increase in net interest income, which more than offset lower fee income from fixed income product revenue. Total consolidated expense increased 11 percent to $1.0 billion in 2017 from $925.2 million in 2016. The expense increase was primarily driven by an increase in acquisition-related expenses associated with the CBF and Coastal acquisitions, and to a lesser extent an increase in accruals related to loss contingencies and litigation matters.
In 2016 and 2015, total consolidated revenue was $1.3 billion and $1.2 billion, respectively, largely driven by increases in net interest income and fixed income product revenue. Total consolidated expense decreased 12 percent to $925.2 million in 2016 from $1.1 billion in 2015 primarily driven by a decline in accruals related to loss contingencies and litigation matters and a mortgage repurchase provision expense reversal recognized in 2016, somewhat offset by higher personnel expense in 2016 compared to 2015.
NET INTEREST INCOME
Net interest income increased 16 percent to $842.3 million in 2017 from $729.1 million in 2016. On a fully taxable equivalent (“FTE”) basis, NII increased 16 percent to $855.9 million in 2017 from $740.7 million in 2016. As detailed in Table 1 - Analysis of Changes in Net Interest Income, the increase in NII was primarily driven by organic loan growth within the regional banking commercial loan portfolio, the positive impact of higher market rates on loans and other earning assets, and commercial and consumer loans added through the CBF acquisition, somewhat offset by lower average balances of consumer loans and loans to mortgage companies. An increase in loans held-for-sale (“HFS”) added through the Coastal and CBF acquisitions also improved NII in 2017 relative to 2016. The negative impact of higher market rates on deposits and other funding sources and the continued run-off of the non-strategic loan portfolios negatively impacted NII in 2017. Average earning assets were $27.5 billion and $25.2 billion in 2017 and 2016, respectively. The 9 percent increase in average earning assets in 2017 was primarily driven by organic loan growth within FHN’s regional banking activities, loans added as part of the CBF acquisition, higher average balances of excess cash held at the Federal Reserve (“Fed”) and an increase in loans held-for-sale ("HFS") associated with the Coastal and CBF acquisitions. These increases were somewhat offset by continued run-off of the non-strategic loan portfolios, a decrease in securities purchased under agreements to resell and lower average balances of fixed income trading securities relative to 2016.
Net interest income was $729.1 million in 2016, a 12 percent increase from $653.7 million in 2015. On an FTE basis, NII increased to $740.7 million in 2016 from $664.4 million in 2015. The increase in NII was the result of loan growth within Regional Banking, the positive impact of higher interest rates on loans, lower long-term funding costs due to lower average balances, and a larger investment securities portfolio. These increases were partially offset by the continued run-off the non-strategic loan portfolios, the negative impact of higher market rates on deposits, lower average balances of trading securities, and a decrease in cash basis interest income in 2016 relative to 2015.

Table 1 - Analysis of Changes in Net Interest Income

	2017 Compared to 2016			2016 Compared to 2015
(Fully taxable equivalent ("FTE"))	Increase / (Decrease) Due to (a)			Increase / (Decrease) Due to (a)
(Dollars in thousands)	Rate (b)	Volume (b)	Total	Rate (b)	Volume (b)	Total
Interest income - FTE:
Loans	$69,059	$70,022	$139,081	$16,071	$64,325	$80,396
Loans held-for-sale	408	11,603	12,011	245	(196)	49
Investment securities:
U.S. government agencies	6,167	230	6,397	(2,192)	7,791	5,599
States and municipalities	63	(365)	(302)	336	(377)	(41)
Corporates and other debt	—	223	223	1	505	506
Other	1,063	662	1,725	(2,643)	114	(2,529)
Total investment securities	7,660	383	8,043	(4,532)	8,067	3,535
Trading securities	4,559	(507)	4,052	(1,861)	(2,260)	(4,121)
Other earning assets:
Federal funds sold	137	47	184	24	(44)	(20)
Securities purchased under agreements to resell	4,681	(53)	4,628	1,483	(56)	1,427
Interest-bearing cash	3,902	2,046	5,948	1,901	(713)	1,188
Total other earning assets	10,011	749	10,760	2,797	(202)	2,595
Total change in interest income - earning assets - FTE			$173,947			$82,454
Interest expense:
Interest-bearing deposits:
Savings	$21,039	$1,872	$22,911	$6,075	$1,541	$7,616
Time Deposits	1,741	1,349	3,090	42	1,312	1,354
Other interest-bearing deposits	12,891	1,233	14,124	5,093	773	5,866
Total interest-bearing deposits	35,827	4,298	40,125	11,289	3,546	14,836
Federal funds purchased	2,536	(884)	1,652	1,569	(347)	1,222
Securities sold under agreements to repurchase	3,664	161	3,825	84	36	120
Trading liabilities	2,245	(1,777)	468	(1,788)	812	(976)
Other short-term borrowings	1,958	3,828	5,786	(6)	228	222
Term borrowings	8,359	(1,424)	6,935	1,563	(10,847)	(9,284)
Total change in interest expense - interest-bearing liabilities			$58,791			$6,140
Net interest income - FTE			$115,156			$76,314
Certain previously reported amounts have been reclassified to agree with current presentations.
(a) The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute and amounts of the changes in each.
(b) Variances are computed on a line-by-line basis and are non-additive.

For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources. The consolidated net interest margin improved to 3.12 percent in 2017 from 2.94 percent in 2016. The net interest spread increased to 2.91 percent in 2017 from 2.80 percent in 2016, and the impact of free funding was 21 basis points and 14 basis points in 2017 and 2016, respectively. The improvement in NIM in 2017 relative to 2016 was largely the result of the positive impact of higher market rates and an increase in average deposits, somewhat offset by an increase in average excess cash held at the Fed during 2017.

The consolidated net interest margin was 2.94 percent in 2016 compared to 2.83 percent in 2015. The positive impact of higher interest rates on loans, lower long-term funding costs, a decrease in average excess cash held at the Fed and higher average balances of loans to mortgage companies during 2016 all contributed to the increase in NIM in 2016 relative to 2015, but were somewhat mitigated by the continued run-off of the nonstrategic loan portfolios, the negative impact of higher market rates on deposits, and a decrease in cash basis interest income relative to 2015.
The activity levels and related funding for FHN’s fixed income activities affect the net interest margin. Generally fixed income activities compress the margin, especially where there are elevated levels of trading inventory, because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result, FHN’s consolidated margin cannot be readily compared to that of other bank holding companies. Table 2 - Net Interest Margin details the computation of the net interest margin for the past three years.

Table 2—Net Interest Margin

	2017	2016	2015
Assets:
Earning assets:
Loans, net of unearned income:
Commercial loans	4.08%	3.64%	3.51%
Consumer loans	4.23	4.07	3.96
Total loans, net of unearned income	4.12	3.77	3.67
Loans held-for-sale	4.73	4.43	4.23
Investment securities:
U.S. government agencies	2.56	2.40	2.46
States and municipalities (a)	9.36	7.95	3.52
Corporates and other debt	4.98	5.25	4.94
Other (b)	3.49	2.67	4.08
Total investment securities	2.62	2.43	2.54
Trading securities	3.04	2.66	2.81
Other earning assets:
Federal funds sold	1.63	1.11	1.01
Securities purchased under agreements to resell (c)	0.69	0.06	(0.12)
Interest bearing cash	0.96	0.51	0.25
Total other earning assets	0.85	0.28	0.10
Interest income / total earning assets	3.65%	3.29%	3.19%
Liabilities:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	0.47%	0.23%	0.16%
Other interest-bearing deposits	0.40	0.19	0.09
Time deposits	0.90	0.77	0.73
Total interest-bearing deposits	0.48	0.26	0.19
Federal funds purchased	1.06	0.52	0.26
Securities sold under agreements to repurchase	0.72	0.08	0.06
Fixed income trading liabilities	2.26	1.95	2.18
Other short-term borrowings	1.28	0.67	0.67
Term borrowings	3.35	2.58	2.47
Interest expense / total interest-bearing liabilities	0.74	0.49	0.49
Net interest spread	2.91%	2.80%	2.70%
Effect of interest-free sources used to fund earning assets	0.21	0.14	0.13
Net interest margin (d)	3.12%	2.94%	2.83%
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) 2016 increase driven by payoff of lower yielding municipal bonds in fourth quarter 2015.
(b) 2016 decrease driven by a decline in the dividend rate of FHN's holdings of federal reserve bank stock.
(c) 2015 driven by negative market rates on reverse repurchase agreements.
(d) Calculated using total net interest income adjusted for FTE assuming a statutory federal income tax rate of 35 percent, and no where applicable, state income taxes.

FHN’s net interest margin is primarily impacted by its balance sheet mix including the levels of fixed and floating rate loans, rate sensitive and non-rate sensitive liabilities, cash levels, trading inventory levels as well as loan fees and cash basis income. FHN’s balance sheet is positioned to benefit from a rise in short-term interest rates. For 2018, NIM will also depend on loan accretion levels, the extent of Fed interest rate increases, and the competitive pricing environment for core deposits.
PROVISION FOR LOAN LOSSES
The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. The provision for loan losses was $0 in 2017 compared to $11.0 million in 2016 and $9.0 million in 2015. During 2017 and 2016, the continued overall improvement in the loan portfolio and declining non-strategic balances contributed to the declines of 6 percent and 4 percent in the allowance for loan losses relative to the prior years, respectively. Additionally, net charge-offs declined 35 percent and 39 percent, respectively, during 2017 and 2016 relative to the prior years. For additional information about the provision for loan losses refer to the Regional Banking and Non-Strategic sections of the Business Line Review section in this MD&A. For additional information about general asset quality trends refer to Asset Quality - Trend Analysis of 2017 Compared to 2016 in this MD&A.
NONINTEREST INCOME
Noninterest income (including securities gains/(losses)) was $490.2 million in 2017 compared to $552.4 million in 2016 and $517.3 million in 2015. In 2017 noninterest income was 37 percent of total revenue compared to 43 percent and 44 percent in 2016 and 2015, respectively. The decrease in noninterest income in 2017 relative to 2016 was primarily driven by a 19 percent decrease in fixed income non-interest income, as well as a $14.3 million loss from the repurchase of equity securities previously included in a financing transaction recognized in 2017. The increase in noninterest income in 2016 relative to 2015 was primarily driven by higher fixed income sales revenue. FHN’s noninterest income for the last three years is provided in Table 3 - Noninterest Income. The following discussion provides additional information about various line items reported in the following table.

Table 3—Noninterest Income

				Compound Annual Growth Rates
(Dollars in thousands)	2017	2016	2015	17/16	17/15
Noninterest income:
Fixed income	$216,625	$268,561	$231,337	(19)%	(3)%
Deposit transactions and cash management	110,592	108,553	112,843	2%	(1)%
Brokerage, management fees and commissions	48,514	42,911	46,496	13%	2%
Trust services and investment management	28,420	27,727	27,577	2%	2%
Bankcard income	25,467	24,430	22,238	4%	7%
Bank-owned life insurance	15,124	14,687	14,726	3%	1%
Debt securities gains/(losses), net	483	1,485	1,836	(67)%	(49)%
Equity securities gains/(losses), net	109	(144)	(458)	NM	NM
All other income and commissions:
Other service charges	12,532	11,731	11,610	7%	4%
ATM interchange fees	12,425	11,965	11,917	4%	2%
Deferred compensation	6,322	3,025	(1,369)	NM	NM
Electronic banking fees	5,082	5,477	5,840	(7)%	(7)%
Letter of credit fees	4,661	4,103	4,621	14%	*
Mortgage banking	4,649	10,215	3,870	(54)%	10%
Insurance commissions	2,514	2,981	2,627	(16)%	(2)%
Gain/(loss) on extinguishment of debt (a)	(14,329)	—	5,793	NM	NM
Other	11,029	14,734	15,821	(25)%	(17)%
Total all other income and commissions	44,885	64,231	60,730	(30)%	(14)%
Total noninterest income	$490,219	$552,441	$517,325	(11)%	(3)%
NM – Not meaningful
*Amount less than one percent.

(a)	Loss on extinguishment of debt for 2017 relates to the repurchase of equity securities previously included in a financing transaction.

Fixed Income Noninterest Income
The major component of fixed income revenue is generated from the purchase and sale of fixed income securities as both principal and agent. Other noninterest revenues within this line item consist principally of fees from loan sales, portfolio advisory services, and derivative sales. Securities inventory positions are procured for distribution to customers by the sales staff. Fixed income noninterest income decreased 19 percent in 2017 to $216.6 million from $268.6 million in 2016, reflecting lower activity due to challenging market conditions (interest rate increases, a flattening yield curve, and low levels of market volatility). Revenue from other products increased 10 percent, or $3.8 million, to $42.7 million from $38.9 million in 2016, driven by increases in fees from loan sales, which more than offset declines in fees from derivative sales and portfolio advisory services.
Fixed income noninterest income was $268.6 million in 2016, up from $231.3 million in 2015, reflecting more favorable market conditions during most of 2016, including increased rate and market volatility, as well as expansion of the distribution platform. In late 2016, trading activity was somewhat muted due to a sharp rate increase and market uncertainties following the U.S. presidential election. Revenue from other products increased $3.4 million to $38.9 million in 2016, largely driven by increases in fees from loan sales, derivative sales and portfolio advisory services.

Table 4—Fixed Income Noninterest Income

				Compound Annual Growth Rates
(Dollars in thousands)	2017	2016	2015	17/16	17/15
Noninterest income:
Fixed income	$173,910	$229,659	$195,877	(24)%	(6)%
Other product revenue	42,715	38,902	35,460	10%	10%
Total fixed income noninterest income	$216,625	$268,561	$231,337	(19)%	(3)%

Deposit Transactions and Cash Management

Fees from deposit transactions and cash management include fees for services related to consumer and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management activities increased to $110.6 million in 2017 from $108.6 million in 2016 largely driven by higher fee income associated with cash management activities, which offset a decline in NSF/overdraft fees driven by changes in consumer behavior and a modification of billing practices. In 2016, deposit transactions and cash management income decreased to $108.6 million from $112.8 million in 2015, primarily related to lower NSF fee income driven by changes in consumer behavior.
Brokerage, Management Fees and Commissions

Brokerage, management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual funds sales. Noninterest income from brokerage, management fees and commissions increased 13 percent, or $5.6 million, to $48.5 million in 2017. The increase was due in large part to increases in recurring revenue driven primarily by growth in FHN's advisory business and favorable market conditions. Noninterest income from brokerage, management fees and commissions was $42.9 million and $46.5 million in 2016 and 2015, respectively. The decline in income in 2016 compared to 2015 was primarily driven by a reduction in annuity income as a result of market conditions and lower variable annuity sales as practices were adjusted to meet the standards of a changing regulatory environment. The decline was also affected by a shift in product and fee structures, which caused a temporary decline in revenues but better met client needs and should result in revenue streams over the life of the product.
Bankcard Income
Bankcard income is derived from fees charged for processing and supporting credit card transactions including interchange, late charges, membership fees, miscellaneous merchant fees, cash advance fees, currency conversion fees, and research fees. Bankcard income increased 4 percent to $25.5 million in 2017 from $24.4 million in 2016. The increase in bankcard income relative to the prior year was primarily due to an increase in interchange income driven by higher volume due in large part to the CBF acquisition. Bankcard income increased 10 percent in 2016 to $24.4 million from $22.2 million in 2015, primarily driven by volume incentives received in 2016 driven by a significant new relationship.

Securities Gains/(Losses)
In 2017 FHN recognized net securities gains of $.6 million compared to $1.3 million and $1.4 million in 2016 and 2015, respectively. The 2017 net gain was primarily the result of the call of a $4.4 million held-to-maturity municipal bond within the regional banking segment. The 2016 net gain was largely driven by a $1.5 million net gain from the exchanges of approximately $736 million of AFS debt securities, partially offset by $.2 million of other-than-temporary impairment (“OTTI”) adjustments. The 2015 net gain was largely driven by a $1.8 million gain from an exchange of approximately $335 million of AFS debt securities, partially offset by $.7 million of OTTI adjustments.
Other Noninterest Income
Other income includes revenues from other service charges, ATM and interchange fees, revenue related to deferred compensation plans (which are mirrored by changes in noninterest expense), electronic banking fees, letter of credit fees, mortgage banking (primarily within the non-strategic and regional banking segments), insurance commissions, gains/(losses) on the extinguishment of debt, and various other fees.
Revenue from all other income and commissions was $44.9 million in 2017 compared to $64.2 million in 2016. The decrease in all other income and commissions was primarily driven by a $14.3 million loss from the repurchase of equity securities previously included in a financing transaction recognized in 2017, a $5.6 million decrease in mortgage banking income, and a $2.1 million decrease in gains on the sales of properties. The decline in mortgage banking income was due in large part to $4.4 million of recoveries recognized in 2016 associated with prior legacy mortgage servicing sales and a $1.5 million gain related to the reversal of a contingency accrual associated with prior sales of MSR, but was somewhat mitigated by a $1.7 million increase in new originations within the regional banking segment related to CRA initiatives. For 2017, all other income and commissions was favorably impacted by a $3.3 million increase in deferred compensation income, offsetting a portion of the overall decline in revenues from all other income and commissions. Deferred compensation income fluctuates with changes in the market value of the underlying investments and is mirrored by changes in deferred compensation expense which is included in personnel expense.

Revenue from all other income and commissions increased to $64.2 million in 2016 from $60.7 million in 2015. For 2016 all other income and commissions was favorably impacted by increases in mortgage banking and deferred compensation income, and higher fee income associated with derivative sales. These increases were somewhat offset by a $5.8 million gain recognized in 2015 on the extinguishment of junior subordinated notes underlying $200 million of trust preferred debt and a $1.3 million decrease in 2016 in gains on the sales of properties. The increase in mortgage banking income was driven by gains recognized in 2016 related to prior legacy mortgage servicing sales and the reversal of a contingency accrual associated with prior sales of MSR previously mentioned.

NONINTEREST EXPENSE

Total noninterest expense increased 11 percent, or $98.5 million, to $1.0 billion in 2017 from $925.2 million in 2016. The increase in expense was primarily driven by higher acquisition- and integration-related expense associated with the CBF and Coastal acquisitions. To a lesser extent, a smaller repurchase and foreclosure provision expense reversal related to the settlement of certain repurchase claims in 2017 relative to 2016, a net increase in loss accruals related to litigation and regulatory matters, and an increase in personnel expense also contributed to the expense increase in 2017. Legal fees decreased in 2017, favorably impacting expense relative to 2016.

In 2016, total noninterest expense decreased 12 percent, or $128.6 million, to $925.2 from $1.1 billion. The decrease in noninterest expense was driven by a reduction in accruals related to loss contingencies and litigation matters primarily within the non-strategic segment and, to a lesser extent, a mortgage repurchase and foreclosure provision expense reversal, somewhat offset by higher personnel expense relative to 2015. FHN’s noninterest expense for the last three years is provided in Table 5 - Noninterest Expense. The following discussion provides additional information about various line items reported in the following table.

Table 5—Noninterest Expense

				Compound Annual Growth Rates
(Dollars in thousands)	2017	2016	2015	17/16	17/15
Noninterest expense:
Employee compensation, incentives and benefits	$589,411	$562,948	$511,633	5%	7%
Occupancy	54,646	50,880	51,117	7%	3%
Computer software	48,234	45,122	44,724	7%	4%
Professional fees	47,929	19,169	18,922	NM	59%
Operations services	43,823	41,852	39,261	5%	6%
Equipment rentals, depreciation and maintenance	29,543	27,385	30,864	8%	(2)%
FDIC premium expense	26,818	21,585	18,027	24%	22%
Advertising and public relations	19,214	21,612	19,187	(11)%	*
Communications and courier	17,624	14,265	15,820	24%	6%
Contract employment and outsourcing	14,954	10,061	14,494	49%	2%
Legal fees	12,076	21,558	16,287	(44)%	(14)%
Amortization of intangible assets	8,728	5,198	5,253	68%	29%
Repurchase and foreclosure provision/(provision credit)	(22,527)	(32,722)	—	31%	NM
All other expense:
Litigation and regulatory matters	40,517	30,469	187,607	33%	(54)%
Travel and entertainment	11,462	10,275	9,590	12%	9%
Other insurance and taxes	9,686	10,891	12,941	(11)%	(13)%
Customer relations	5,750	6,255	5,382	(8)%	3%
Employee training and dues	5,551	5,691	5,390	(2)%	1%
Supplies	4,106	4,434	3,827	(7)%	4%
Tax credit investments	3,468	3,349	4,582	4%	(13)%
Miscellaneous loan costs	2,751	2,586	2,656	6%	2%
OREO	1,006	773	2,104	30%	(31)%
Other (a)	48,891	41,568	34,123	18%	20%
Total all other expense	133,188	116,291	268,202	15%	(30)%
Total noninterest expense	$1,023,661	$925,204	$1,053,791	11%	(1)%
NM-Not Meaningful
*Amount is less than one percent.
For more detailed information about acquisition- and integration-related expenses related to the CBF acquisition refer to Note 2 - Acquisitions and Divestitures.
(a) 2017 includes $8.8 million of charitable contributions to the First Tennessee Foundation. An additional contribution of 65,000 Visa Class B shares with a cost basis of $0 was also made in 2017.

Employee Compensation, Incentives, and Benefits

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, increased 5 percent, or $26.5 million, to $589.4 million in 2017 from $562.9 million in 2016. The increase in personnel expense was driven by several factors. Within the regional banking segment personnel expense increased due to strategic hires in expansion markets and specialty areas, higher incentive expense associated with loan/deposit growth, retention initiatives, and $19.1 million attributable to CBF activities ($10.7 million of which relates to a 27 percent increase in headcount for one month). In 2017, FHN recognized $9.9 million of special bonuses, $3.0 million related to higher deferred compensation expense, and a $2.6 million increase in pension fund expense which also contributed to the increase in personnel expense compared to 2016. Personnel expense within the fixed income segment decreased in 2017 largely driven by a decrease in variable compensation associated with lower fixed income sales revenue relative to 2016, offsetting a portion of the overall increase in personnel expense. Additionally, personnel expense was favorably impacted by $6.5 million of deferred compensation BOLI gains recognized in 2017.

Personnel expense increased 10 percent, or $51.3 million, to $562.9 million in 2016 from $511.6 million in 2015. The increase in personnel expense in 2016 was driven in part by an increase in variable compensation associated with higher fixed income product sales revenue within FHN’s fixed income operating segment relative to 2015. Within the regional bank, expenses associated with strategic hires in expansion markets and specialty areas increased $9.6 million from 2015 to 2016. Additionally, higher incentive expense associated with loan growth and retention initiatives increased $4.5 million relative to 2015 and a year-over-year increase in headcount related to the TAB acquisition contributed $3.9 million to the increase in personnel expense within the regional bank in 2016. Personnel expense in 2015 was favorably impacted by an $8.3 million gain related to an amendment of certain employee benefit plans recognized in third quarter 2015, which also contributed to the increase in personnel-related expenses in 2016. Deferred compensation expense increased in 2016, relative to 2015, further contributing to the personnel expense increase in 2016. These increases were partially offset by a decline in pension expense relative to 2015 due to a change in the discount rates used in the calculation of pension and post retirement interest costs.

Occupancy

Occupancy expense increased to $54.6 million in 2017 from $50.9 in 2016, primarily driven by higher rental expense due to the CBF and Coastal acquisitions. Additionally, an increase in depreciation expense due to the completion of renovations to consolidated space made to the headquarters and other strategic locations during 2017 also increased occupancy relative to 2016.

In 2016, occupancy expense decreased to $50.9 million from $51.1 million in 2015. The decrease in occupancy expense was the result of a decline in sublease income related to the sale of a building in 2015, somewhat offset by $.9 million of lease abandonment expense related to efficiency initiatives and higher rent expense in 2016 associated with sale-leaseback transactions recognized in 2016.

Computer Software

Computer software expense was $48.2 million, $45.1 million, and $44.7 million in 2017, 2016, and 2015, respectively. The increase in computer software expense is the result of FHN’s focus on technology-related projects, as well as an increase in computer software expense as a result of one month of expense related to the inclusion of Capital Bank.
Professional Fees
Professional fees increased $28.8 million to $47.9 million in 2017 primarily driven by acquisition- and integration-related expenses primarily associated with the CBF and Coastal acquisitions. Professional fees were $19.2 million and $18.9 million in 2016 and 2015, respectively.

Operations Services

Operations services expense increased 5 percent, or $2.0 million to $43.8 million in 2017, primarily related to an increase in thirty party fees associated with the CBF and Coastal acquisitions. In 2016, expenses from operations services were $41.9 million compared to $39.3 million in 2015, primarily related to an increase in third party fees associated with FHN’s online digital banking platform.
FDIC Premium Expense
FDIC premium expense was $26.8 million in 2017, compared to $21.6 million and $18.0 million in 2016 and 2015, respectively. The increase in FDIC premium expense was due in large part to balance sheet growth, both organically and with the CBF and Coastal acquisitions for 2017. Additionally, the net loss recognized in fourth quarter 2017 also contributed to the increase in FDIC premium expense.

Advertising and Public Relations

Expenses associated with advertising and public relations decreased to $19.2 million in 2017 compared in $21.6 million and $19.2 million in 2016 and 2015, respectively. In 2016, FHN recognized higher advertising and public relations expense due in large part to a promotional branding campaign and higher expenses associated with CRA initiatives.

Contract Employment and Outsourcing

Expenses associated with contract employment and outsourcing increased 49 percent, or $4.9 million, to $15.0 million in 2017, primarily driven by acquisition- and integration-related projects primarily associated with the CBF acquisition and an increase in technology-related projects as compared to 2016. Expenses associated with contract employment and outsourcing decreased 31 percent, or $4.4 million, to $10.1 million in 2016. The decrease was attributable to a lower number of technology-related projects in 2016 relative to 2015 coupled with the completion of a large operations efficiency project in 2015.
Legal Fees

Legal fees were $12.1 million, $21.6 million, and $16.3 million in 2017, 2016, and 2015, respectively. Legal fees fluctuate primarily based on the status, timing, type, and composition of cases or other projects.
Amortization of Intangibles
Amortization expense was $8.7 million in 2017, up from $5.2 million in 2016 and $5.3 million in 2015. The increase was due to amortization expense as a result of the CBF and Coastal acquisitions.
Repurchase and Foreclosure Provision

During 2017 and 2016, FHN recognized a $22.5 million and a $32.7 million pre-tax expense reversal of mortgage repurchase and foreclosure provision primarily as a result of the settlement/recoveries of certain repurchase claims. The mortgage repurchase and foreclosure provision expense was $0 in 2015.
Other Noninterest Expense
Other expense includes losses from litigation and regulatory matters, travel and entertainment expense, other insurance and tax expense, customer relations expense, costs associated with employee training and dues, supplies, tax credit investments expenses, miscellaneous loan costs, expenses associated with OREO, and various other expenses.
All other expense increased 15 percent, or $16.9 million, to $133.2 million in 2017 from $116.3 million in 2016. The increase was primarily driven by a $10.0 million increase in pre-tax loss accruals related to legal matters and $8.8 million of charitable contributions to the First Tennessee Foundation. Additionally, FHN recognized $9.0 million in acquisition-and integration-related costs in 2017 and a $2.0 million vendor payment adjustment which also contributed to the expense increase in 2017. Offsetting a portion of the expense increase, FHN experienced a $2.0 million decrease in negative valuation adjustments associated with derivatives related to prior sales of Visa Class B shares, as well as a $1.2 million decrease in other insurance and taxes driven by favorable adjustments to franchise taxes related to community reinvestment efforts.
All other expense decreased 57 percent to $116.3 million in 2016 from $268.2 million in 2015. The decrease in expense between 2016 and 2015 was primarily driven by a $157.1 million net decline in accruals related to loss contingencies and legal matters, from $187.6 million in 2015 to $30.5 million in 2016. The decrease in accruals related to loss contingencies and legal matters was largely associated with the 2015 DOJ/HUD settlement of potential claims related to FHN’s underwriting and origination of FHA-insured mortgage loans within the non-strategic segment. To a much smaller extent, a decline in other insurance and taxes in 2016 associated with favorable adjustments to franchise taxes related to community reinvestment efforts, and a $1.2 million decrease in tax credit investments due in large part to a $2.8 million impairment recognized in 2015 also contributed to the 2016 expense decline. FHN recognized a $3.9 million net increase in fixed asset impairments and lease abandonment charges related to branch closures in 2016 relative to 2015, offsetting a portion of the expense decline. Additionally, a $1.9 million net increase in negative valuation adjustments associated with derivatives related to prior sales of Visa Class B shares resulted in higher expenses in 2016.
INCOME TAXES
FHN recorded an income tax provision of $131.9 million in 2017, compared to $106.8 million in 2016 and $10.9 million in 2015. FHN’s effective tax rates for 2017, 2016, 2015 were approximately 42.7 percent, 30.9 percent and 10.1 percent, respectively. The increase in the effective tax rates in 2017 compared to 2016 and 2015 was primarily driven by $82 million of tax expense related to the effects of federal tax reform, this was partially offset by the reversal of a capital loss valuation allowance which lowered taxes by $40.4 million. The reversal of the capital loss valuation allowance was attributable to the utilization of the carryforward against capital gains realized in 2017.

On December 22, 2017, the Tax Cuts and Jobs Act “Tax Act” was signed into law. The Tax Act reduces the federal statutory tax rate from 35 percent to 21 percent. Although the rate reduction was not effective until January 1, 2018, ASC Topic 740 requires an adjustment in 2017 of deferred tax balances to reflect the new effective tax rate.

The $82 million increase in tax expense related to the Tax Act is primarily based on the decrease in FHN's net deferred tax balance resulting from a decrease in the federal tax rate. This amount will be adjusted during the measurement period related to the CBF acquisition and as deferred tax items are finalized for the 2017 return.

Although the initial effect of the Tax Act resulted in a tax increase during 2017, the changes under the Tax Act will favorably impact First Horizon's financial results and operations in future years due to the reduced federal statutory rate.

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

A deferred tax asset (“DTA”) or deferred tax liability (“DTL”) is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2017, FHN’s net DTA was $221.8 million compared with $199.6 million at December 31, 2016 and $259.3 million at December 31, 2015. FHN’s gross DTA (net of a valuation allowance) and gross DTL were $353.2 million and $131.4 million, respectively. FHN’s net DTA increased by $137.7 million on November 30, 2017 upon the merger of CBF into FHN. The $82 million adjustment related to the Tax Act, discussed above, includes tax expense related to a decrease in the acquired net DTA from CBF by approximately $48 million due to the adjustment of the DTA to the lower federal tax rate.

As of December 31, 2017, FHN had deferred tax asset balances related to federal and state income tax carryforwards of $126.8 million and $19.8 million, which will expire at various dates.

As of December 31, 2017, FHN had fully utilized all federal capital loss carryovers. As of December 31, 2016, FHN had a valuation allowance of $40.4 million against its federal capital loss carryforwards.

FHN’s gross DTA after valuation allowance was $353.2 million and $297.0 million as of December 31, 2017 and 2016, respectively. Based on current analysis, FHN believes that its ability to realize the remaining DTA is more likely than not. FHN monitors its DTA and the need for a valuation allowance on a quarterly basis. A significant adverse change in FHN’s taxable earnings outlook could result in the need for a valuation allowance.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. The federal tax returns for Capital Bank Financial Corporation for 2010 - 2012 are under examination by the IRS. With few exceptions, FHN returns are no longer subject to federal or state and local tax examinations by tax authorities for years before 2013. FHN is currently under federal examination for 2013-2015 and is also under examination in several states.

See also Note 15 - Income Taxes for additional information.

STATEMENT OF CONDITION REVIEW - 2017 COMPARED TO 2016
Total period-end assets were $41.4 billion on December 31, 2017, up 45 percent from $28.6 billion on December 31, 2016. Average assets increased to $29.9 billion in 2017 from $27.4 billion in 2016. The increase in average assets compared to 2016 is primarily attributable to net increases in the loan portfolios, loans held-for-sale (“HFS”), and interest bearing cash, as well as, goodwill and other intangible assets added during 2017 as a result of the CBF and Coastal acquisitions. On a period-end basis, the increase was primarily due to the CBF acquisition which resulted in net increases in the loan portfolios, a larger investment securities portfolio, and increases to goodwill and other intangible assets. Increases in loans HFS and fixed income inventory also contributed to the increase in period-end assets on December 31, 2017, as did nearly all line items on the balance sheet due to the acquisition of CBF.
Total period-end liabilities were $36.8 billion on December 31, 2017, a 43 percent increase from $25.9 billion on December 31, 2016. Average liabilities increased to $27.0 billion in 2017, from $24.7 billion in 2016. The increase in period end and average liabilities was primarily the result of the CBF and Coastal acquisitions. The increase in average liabilities was due to an increase in deposits, and to a lesser extent an increase in other short-term borrowings. Lower average balances of federal funds purchased and trading liabilities during 2017 compared to the prior year offset a portion of the overall increase in liabilities. Higher deposit balances and an increase in other short-term borrowings (primarily FHLB borrowings) at December 31, 2017 were the primary drivers of the increase in liabilities on a period-end basis.
EARNING ASSETS
Earning assets consist of loans, investment securities, other earning assets such as trading securities, interest-bearing cash, and loans HFS. Average earning assets increased to $27.5 billion in 2017 from $25.2 billion in 2016. A more detailed discussion of the major line items follows.

Loans
Period-end loans increased 41 percent to $27.7 billion as of December 31, 2017 from $19.6 billion on December 31, 2016. Average loans for 2017 were $20.1 billion compared to $18.3 billion for 2016. The increase in average loan balances was primarily due to organic growth in several of the commercial loan portfolios within FHN's regional banking segment excluding the CBF merger, coupled with commercial and consumer loans added through the CBF acquisition in fourth quarter 2017. Continued run-off of consumer loans portfolios within the non-strategic segment negatively impacted loan balances on an average basis in 2017, somewhat offsetting a portion of the overall increase in average loan balances. Additionally, lower average balances of loans to mortgage companies also offset a portion of the increase in average loans. The increase in period-end loans was primarily the result of the addition of $7.3 billion in loans from the CBF acquisition and organic growth within FHN's ex-CBF regional banking segment, somewhat offset by run-off within the non-strategic portfolios.
Table 6—Average Loans

(Dollars in thousands)	2017	Percent of total	2017 Growth Rate	2016	Percent of total	2016 Growth Rate	2015	Percent of total	2015 Growth Rate
Commercial:
Commercial, financial, and industrial	$12,367,420	61%	13%	$10,932,679	60%	15%	$9,477,376	57%	16%
Commercial real estate	2,365,763	12	22	1,938,939	11	36	1,425,813	9	17
Total commercial	14,733,183	73	14	12,871,618	71	18	10,903,189	66	16
Consumer:
Consumer real estate (a)	4,588,833	23	(1)	4,635,213	25	(5)	4,879,083	29	(6)
Permanent mortgage	407,552	2	(7)	437,524	2	(11)	489,190	3	(18)
Credit card, OTC and other	374,474	2	4	359,515	2	2	352,977	2	1
Total consumer	5,370,859	27	(1)	5,432,252	29	(5)	5,721,250	34	(7)
Total loans, net of unearned income	$20,104,042	100%	10%	$18,303,870	100%	10%	$16,624,439	100%	7%
(a) 2017, 2016, and 2015 include $29.3 million, $43.4 million, and $65.6 million of restricted and secured real estate loans, respectively.
C&I loans are the largest component of the commercial portfolio, comprising 84 percent of average commercial loans in both 2017 and 2016. Average C&I loans increased 13 percent, or $1.4 billion, from 2016 due to net loan growth within several of the regional bank’s portfolios including franchise finance, commercial, and international, somewhat offset by lower balances of loans to mortgage companies. Average commercial real estate loans increased 22 percent to $2.4 billion in 2017 because of growth in expansion markets and increased funding under existing commitments. In addition, the fourth quarter 2017 CBF acquisition also contributed to the increase.
Average consumer loans declined 1 percent from a year ago to $5.4 billion in 2017. The consumer real estate portfolio (home equity lines and installment loans) declined $46.4 million to $4.6 billion, as the continued wind-down of portfolios within the non-strategic segment outpaced a $353.9 million increase in real estate installment loans within the regional banking segment primarily from new originations combined with the impact of the CBF acquisition. The permanent mortgage portfolio declined $30.0 million to $407.6 million in 2017 driven by run-off of legacy assets within the non-strategic segment offset by some growth in mortgage loans within regional banking, primarily related to FHN’s CRA initiatives. Credit Card and Other increased $15.0 million to $374.4 million.

The following table provides a detail of contractual maturities of commercial loans on December 31, 2017.

Table 7—Contractual Maturities of Commercial Loans on December 31, 2017

(Period-end) (Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Commercial, financial, and industrial	$3,822,516	$7,987,389	$4,247,368	$16,057,273
Commercial real estate	972,077	2,517,059	725,559	4,214,695
Total commercial loans	$4,794,593	$10,504,448	$4,972,927	$20,271,968
For maturities over one year:
Interest rates - floating		$7,452,550	$3,748,117	$11,200,667
Interest rates - fixed		3,051,898	1,224,810	4,276,708
Total maturities over one year		$10,504,448	$4,972,927	$15,477,375

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN’s loan portfolio consists of consumer real estate loans - a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15, 10/10, or 10/20 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period (“the draw period”), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest repayment period, and a 10/20 loan has a 10 year draw period followed by a 20-year principal-and-interest repayment period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years and the contractual maturity for 10/20 home equity lines is 30 years. Numerous factors can contribute to the actual life of a home equity line or installment loan. In normalized market conditions, the average life of home equity line and installment loan portfolios is significantly less than the contractual period as indicated by historical trends. More recent indicators suggest that the average life of these portfolios could be longer when compared to that observed in normalized market conditions. This could be attributed to the reduced availability of new credit in the marketplace, weak performance of the housing market for much of the past ten years, and a historically low interest rate environment which is likely to have slowed prepayment rates. However, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.
Investment Securities
FHN’s investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities (“MBS”) and government agency issued collateralized mortgage obligations (“CMO”), substantially all of which are classified as AFS. FHN utilizes the securities portfolio as a source of income, liquidity and collateral for repurchase agreements, for public funds, and as a tool for managing risk of interest rate movements. Table 8 - Contractual Maturities of Investment Securities on December 31, 2017 (Amortized Cost) shows information pertaining to the composition, yields, and contractual maturities of the investment portfolio. Investment securities increased to $5.2 billion on December 31, 2017 from $4.0 billion on December 31, 2016 primarily due to the acquisition of CBF. Average investment securities were $4.0 billion in 2017 and 2016, representing 15 percent and 16 percent of average earning assets in 2017 and 2016, respectively. FHN manages the size and mix of the investment portfolio to assist in asset liability management, provide liquidity, and optimize risk adjusted returns.

Government agency issued MBS, CMO, and other agencies averaged $3.8 billion in 2017 and 2016. U.S. treasury securities and corporate and municipal bonds averaged $16.2 million in 2017 compared to $15.2 million in 2016. Investments in equity securities averaged $190.3 million in 2016 compared with $186.4 million in 2016. A majority of the equity security balances include restricted investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) which averaged $151.4 million and $156.0 million in 2017 and 2016, respectively. On December 31, 2017, AFS investment securities had $35.7 million of net unrealized losses compared to $27.9 million of net unrealized losses on December 31, 2016. See Note 3 - Investment Securities for additional detail.

Table 8—Contractual Maturities of Investment Securities on December 31, 2017 (Amortized Cost)

			After 1 year		After 5 years
	Within 1 year		Within 5 years		Within 10 years		After 10 years
(Period-end)(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available-for-sale:
Government agency issued MBS and CMO (a)	$20,038	1.84%	$109,181	2.17%	$266,588	3.11%	$4,487,073	2.53%
U.S. treasuries	—	—	100	1.51	—	—	—	—
Corporates and other debt	—	—	55,799	4.26	—	—	—	—
Other (b)	—	—	—	—	—	—	265,863	3.4
Total securities available-for-sale	$20,038	1.84%	$165,080	2.88%	$266,588	3.11%	$4,752,936	2.58%
Securities held-to-maturity:
State and municipalities	$—	—%	$—	—%	$—	—%	$—	—%
Corporate bonds	—	—	—	—	10,000	5.25	—	—
Total securities held-to-maturity	$—	—%	$—	—%	$10,000	5.25%	$—	—%
(a) Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early pay downs, have an estimated average life of 5.1 years.
(b) The amount classified as maturing after 10 years represents equity securities with no stated maturity.

Loans Held-for-Sale
Loans HFS consists of small business, other consumer loans, the mortgage warehouse, USDA, student, and home equity loans. On December 31, 2017 loans HFS were $699.4 million compared to $111.2 million on December 31, 2016. The average balance of loans HFS increased to $370.6 million from $124.3 million in 2016. The increase in period-end and average loans HFS was primarily driven by the Coastal acquisition in second quarter 2017, which resulted in an increase in small business loans and the addition of USDA loans, as well as the addition of other consumer loans acquired as part of the CBF acquisition in fourth quarter 2017.
Other Earning Assets
Other earning assets include trading securities, securities purchased under agreements to resell ("asset repos"), federal funds sold (“FFS”), and interest-bearing deposits with the Fed and other financial institutions. Other earning assets averaged $3.0 billion in 2017, up from $2.7 billion in 2016. The increase in other earning assets was primarily driven by higher levels of interest-bearing cash primarily driven by higher average balances of customer deposits. A decrease in average asset repos and fixed income trading securities in 2017 compared with 2016 offset a portion of the overall increase in other earning assets. Asset repos are used in fixed income trading activity and generally fluctuate with the level of fixed income trading liabilities (short-positions) as securities collateral from asset repo transactions are used to fulfill trades. Fixed income's trading inventory fluctuates daily based on customer demand. Other earning assets were $3.4 billion and $2.6 billion on December 31, 2017 and 2016, respectively. The increase in other earning assets on a period-end basis was primarily driven by an increase in fixed income trading securities, as well as increases in interest-bearing cash and asset repos.
Non-earning assets
Period-end non-earning assets increased to $4.5 billion on December 31, 2017 from $2.3 billion on December 31, 2016. The increase in non-earning assets was primarily due to increases in goodwill, premises and equipment, and intangible assets associated with the CBF and Coastal acquisitions. Other assets also increased from December 31, 2016 to December 31, 2017 largely driven by increases in deferred tax assets associated with the CBF acquisition, and BOLI assets acquired in the CBF acquisition.

Deposits
Average deposits were $23.1 billion during 2017, up 10 percent from $20.9 billion during 2016. As noted in the table below, the composition of deposits remained consistent in 2017 with interest-bearing deposits comprising 72 percent of total deposits. As a percentage of total deposits, market-indexed deposits decreased 1 percent and commercial interest deposits increased 1 percent compared with 2016. Period-end deposits were $30.6 billion on December 31, 2017, up 35 percent from $22.7 billion on December 31, 2016. The increase in period-end and average deposits was due primarily to the addition of $8.1 billion of deposits associated with the CBF acquisition; however, due to the late-year timing of the acquisition, the impact was much less on an average basis.

Table 9—Average Deposits

(Dollars in thousands)	2017	Percent of Total	2017 Growth Rate	2016	Percent of Total	2016 Growth Rate	2015	Percent of Total	2015 Growth Rate
Interest-bearing deposits:
Consumer interest	$9,467,518	41%	11%	$8,537,255	41%	5%	$8,140,316	43%	7%
Commercial interest	3,187,034	14	13	2,812,222	13	3	2,717,454	14	(2)
Market-indexed (a)	3,986,095	17	5	3,788,420	18	48	2,567,213	14	90
Total interest-bearing deposits	16,640,647	72	10	15,137,897	72	13	13,424,983	72	14
Noninterest-bearing deposits	6,431,489	28	12	5,760,873	28	8	5,328,762	28	14
Total deposits	$23,072,136	100%	10%	$20,898,770	100%	11%	$18,753,745	100%	14%

(a) Market-indexed deposits are tied to an index not administered by FHN and are comprised of insured network deposits, correspondent banking deposits, and trust/sweep deposits.
Short-Term Borrowing

Short-term borrowings (federal funds purchased (“FFP”), securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings) averaged $2.3 billion in 2017 and $2.0 billion in 2016. As noted in the table below other short-term borrowings and securities sold under agreements to repurchase increased during 2017, while trading liabilities and FFP decreased during 2017 compared to the prior year. Other short-term borrowings balances fluctuate largely based on the level of FHLB borrowing as a result of loan demand, deposit levels and balance sheet funding strategies. Securities sold under agreements to repurchase increased primarily as a result of the Coastal and CBF acquisitions. Average FFP fluctuates depending on the amount of excess funding of FHN’s correspondent bank customers and average trading liabilities fluctuates based on expectations of customer demand. Period-end short-term borrowings were $4.3 billion on December 31, 2017 and $1.5 billion in 2016. The increase in period-end short-term borrowings was primarily due to an increase in FHLB borrowings. See Note 9 - Short-Term Borrowings for additional information.

Table 10—Average Short-Term Borrowings

(Dollars in thousands)	2017	Percent of Total	2017 Growth Rate	2016	Percent of Total	2016 Growth Rate	2015	Percent of Total	2015 Growth Rate
Short-term borrowings
Federal funds purchased	$447,137	20%	(24)%	$589,223	30%	(16)%	$705,054	36%	(36)%
Securities sold under agreements to repurchase	578,666	26	36	425,452	21	15	370,097	19	(17)
Trading liabilities	685,891	30	(11)	771,039	39	5	733,189	37	16
Other short-term borrowings	554,502	24	NM	198,440	10	20	164,951	8	(69)
Total short-term borrowings	2,266,196	100%	14%	$1,984,154	100%	1%	$1,973,291	100%	(27)%
NM - Not meaningful

Term Borrowings
Term borrowings include senior and subordinated borrowings with original maturities greater than one year. Term borrowings were $1.2 billion on December 31, 2017 compared to $1.0 billion on December 31, 2016, primarily due to the addition of junior subordinated debentures underlying $206 million of trust preferred debt acquired in association with the CBF acquisition. Average term borrowings were $1.1 billion in 2017 and 2016. See Note 10 - Term Borrowings for additional information.
Other Liabilities
Period-end other liabilities increased to $.7 billion on December 31, 2017 from $.6 billion on December 31, 2016.

CAPITAL - 2017 COMPARED TO 2016
Management’s objectives are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. Period-end equity increased to $4.6 billion on December 31, 2017 from $2.7 billion on December 31, 2016 due in large part to $1.8 billion of equity issued in connection with the CBF acquisition on November 30, 2017. Average equity increased to $3.0 billion in 2017 from $2.7 billion in 2016. The increase in average equity was due to net income recognized since 2016, partially offset by common and preferred dividends paid, and the average impact of the equity issued in association with the CBF acquisition previously mentioned. Average equity was negatively impacted by a decline in accumulated other comprehensive income in 2017, offsetting a portion of the increase in average equity. The decline in average accumulated other comprehensive income was largely the result of unrealized losses recognized on the AFS securities portfolio, as well as an increase of net actuarial losses for pension and post retirement plans and results of cash flow hedges.

As previously mentioned, effective February 14, 2018 FHN elected early adoption of ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” which resulted in a reclassification of $57.5 million out of period-end AOCI into retained earnings. This reclassification is reflected in FHN's and FTBNA's regulatory capital balances and ratios as of December 31, 2017.

The following tables provide a reconciliation of Shareholders’ equity from the Consolidated Statements of Condition to Common Equity Tier 1, Tier 1 and Total Regulatory Capital as well as certain selected capital ratios:
Table 11—Regulatory Capital and Ratios

(Dollars in thousands)	December 31, 2017	December 31, 2016
Shareholders’ equity	$4,285,057	$2,409,653
FHN non-cumulative perpetual preferred	(95,624)	(95,624)
Common equity	$4,189,433	$2,314,029
Regulatory adjustments:
Disallowed goodwill and other intangibles	(1,480,725)	(165,292)
Net unrealized (gains)/losses on securities available-for-sale	26,834	17,232
Net unrealized (gains)/losses on pension and other postretirement plans	288,227	229,157
Net unrealized (gains)/losses on cash flow hedges	7,764	1,265
Disallowed deferred tax assets	(69,065)	(18,027)
Other deductions from common equity tier 1	(313)	(377)
Common equity tier 1	$2,962,155	$2,377,987
FHN non-cumulative perpetual preferred	95,624	95,624
Qualifying noncontrolling interest—FTBNA preferred stock	257,080	256,811
Other deductions from tier 1	(33,381)	(58,551)
Tier 1 capital	$3,281,478	$2,671,871
Tier 2 capital	422,276	254,139
Total regulatory capital	$3,703,754	$2,926,010
Risk-Weighted Assets
First Horizon National Corporation	$33,373,877	$23,914,158
First Tennessee Bank National Association	32,786,547	23,447,251
Average Assets for Leverage
First Horizon National Corporation	31,824,751	28,581,251
First Tennessee Bank National Association	31,016,187	27,710,158

	December 31, 2017		December 31, 2016
	Ratio	Amount	Ratio	Amount
Common Equity Tier 1
First Horizon National Corporation	8.88%	$2,962,155	9.94%	$2,377,987
First Tennessee Bank National Association	9.28	3,041,420	9.80	2,298,080
Tier 1
First Horizon National Corporation	9.83	3,281,478	11.17	2,671,871
First Tennessee Bank National Association	10.12	3,317,684	10.83	2,538,382
Total
First Horizon National Corporation	11.10	3,703,754	12.24	2,926,010
First Tennessee Bank National Association	10.74	3,520,670	11.78	2,762,271
Tier 1 Leverage
First Horizon National Corporation	10.31	3,281,478	9.35	2,671,871
First Tennessee Bank National Association	10.70	3,317,684	9.16	2,538,382
Other Capital Ratios
Total period-end equity to tangible assets	11.06		9.47
Tangible common equity to tangible assets (a)	6.57		7.42
Adjusted tangible common equity to risk weighted assets (a)	7.91		8.86

(a) Tangible common equity to tangible assets and Adjusted tangible common equity to risk-weighted assets are non-GAAP measures and are reconciled to Total equity to total assets (GAAP) in the Non-GAAP to GAAP Reconciliation - Table 33.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution’s capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution’s capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution the size of FHN to qualify as well-capitalized, Common Equity Tier 1, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6.5 percent, 8 percent, 10 percent, and 5 percent, respectively. As of December 31, 2017, each of FHN and FTBNA had sufficient capital to qualify as a well-capitalized institution. For both FHN and FTBNA, regulatory capital ratios declined in 2017 relative to 2016 primarily due to the impact of increased disallowed intangible assets related to the CBF and Coastal acquisitions and increased risk-weighted assets primarily as a result of the increase in period end loans from the CBF acquisition. During 2018, capital ratios are expected to remain above well-capitalized standards.
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
In July 2017, FHN submitted results of its annual Dodd-Frank Act Stress Test, commonly known as DFAST, to the OCC and the Federal Reserve. A summary of the results was posted in October 2017 to FHN’s investor relations website. (Neither FHN’s stress test posting, nor any other material found on FHN’s website generally, is part of this report or incorporated herein.)

Common Stock Purchase Programs
Pursuant to board authority, FHN may repurchase shares of its common stock from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory restrictions. Two common stock purchase programs currently authorized are discussed below. FHN’s board has not authorized a preferred stock purchase program.
Table 12—Issuer Purchases of Common Stock
General Program. On January 22, 2014, FHN announced a $100 million share purchase authority with an expiration date of January 31, 2016. On July 21, 2015, FHN announced a $100 million increase in that authority along with an extension of the expiration date to January 31, 2017, and on April 26, 2016, FHN announced a $150 million increase and further extension to January 31, 2018. As of December 31, 2017, the program authorized total purchases of up to $350 million and expired on January 31, 2018. As of December 31, 2017, $160.3 million in purchases had been made under this authority at an average price per share of $12.86, $12.84 excluding commissions. During 2017, FHN did not repurchase any common shares under the program. In 2016 FHN repurchased $93.5 million of common shares under the program.
In January 2018, FHN's board of directors approved a new $250 million common share purchase program that will expire on January 31, 2020. The new program is not tied to any compensation plan, and replaces the general share purchase program previously mentioned, which was terminated by the board. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions.
General Repurchase Authority:

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value that may yet be purchased under the programs
2017
October 1 to October 31	—	N/A	—	$189,690
November 1 to November 30	—	N/A	—	$189,690
December 1 to December 31	—	N/A	—	$189,690	(a)
Total	—	N/A	—
N/A—Not applicable
(a) On December 31, 2017 the maximum dollar value of shares that may be purchased under the program was $189.7 million. In January 2018, the current plan was terminated and FHN's board of directors approved a new $250.0 million common share repurchase program.
Compensation Plan Program. A consolidated compensation plan share purchase program was announced on August 6, 2004. This program consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program, inclusive of a program amendment on April 24, 2006, is 29.6 million shares calculated before adjusting for stock dividends distributed through January 1, 2011. The authorization has been reduced for that portion which relates to compensation plans for which no options remain outstanding. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. On December 31, 2017, the maximum number of shares that may be purchased under the program was 25.4 million shares. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. Management currently does not anticipate purchasing a material number of shares under this authority during 2018.

Compensation Plan-Related Repurchase Authority:

(Volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs
2017
October 1 to October 31	12	$19.02	12	25,446
November 1 to November 30	1	$18.63	1	25,446
December 1 to December 31	1	$20.09	1	25,444
Total	14	$19.10	14

ASSET QUALITY - TREND ANALYSIS OF 2017 COMPARED TO 2016
Loan Portfolio Composition
FHN groups its loans into portfolio segments based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may determine the ALLL at a more granular level. Commercial loans are composed of commercial, financial, and industrial (“C&I”) and commercial real estate (“CRE”). Consumer loans are composed of consumer real estate; permanent mortgage; and credit card and other. FHN has a concentration of residential real estate loans (24 percent of total loans), the majority of which is in the consumer real estate portfolio (23 percent of total loans). Industry concentrations are discussed under the heading C&I below.
Acquired Loans
On November 30, 2017, FHN completed its acquisition of CBF. The acquisition included $7.6 billion in unpaid principal balance of loans with an estimated fair value of $7.4 billion. Acquired loans were initially recorded at fair value which was estimated by discounting expected cash flows at the acquisition date. The expected cash flows include all contractually expected amounts and incorporate an estimate for future expected credit losses, pre-payment assumptions and yield requirement for a market participant, among other things. Because an expectation of credit losses is embedded in the fair value estimate, there is no carryover of allowance for loan losses. See Note 4 - Loans for additional information regarding the acquisition.
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
On December 31, 2017, the unpaid principal balance and the carrying value of PCI loans (inclusive of the CBF acquisition and prior franchise finance loan purchase and two previous bank acquisitions) were $199.7 million and $176.4 million, respectively.
Underwriting Policies and Procedures

The following sections describe each portfolio as well as general underwriting procedures for each. As economic and real estate conditions develop, enhancements to underwriting and credit policies and procedures may be necessary or desirable. Loan policies and procedures for all portfolios are reviewed by credit risk working groups and management risk committees comprised of business line managers and credit administration professionals as well as by various other reviewing bodies within FHN. Policies and procedures are approved by key executive and/or senior managers leading the applicable credit risk working groups as well as by management risk committees. The credit risk working groups and management risk committees strive to ensure that the approved policies and procedures address the associated risks and establish reasonable underwriting criteria that appropriately mitigate risk.  Policies and procedures are reviewed, revised and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review. In 2017, we expanded our borrower limits in association with the expansion of our overall portfolio through the acquisition of CBF.  Additionally, we also revised our Portfolio Concentration, Country Exposure, and Automated Clearing House limits to more appropriately align with our overall risk appetite and to provide more granularity into some of our portfolio sub segments. These changes were approved by management risk committees and the Executive and Risk Committee of the Board in order to enhance and support loan growth while also minimizing incremental credit risk.
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

C&I
The C&I portfolio was $16.1 billion on December 31, 2017, and is comprised of loans used for general business purposes. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit. The largest geographical concentrations of balances as of December 31, 2017, are in Tennessee (36 percent), North Carolina (13 percent), Florida (6 percent), California (6 percent), Texas (5 percent), Georgia (4 percent), and South Carolina (4 percent), with no other state representing more than 3 percent of the portfolio.
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
The following table provides the composition of the C&I portfolio by industry as of December 31, 2017 and 2016. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (“NAICS”) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

Table 13—C&I Loan Portfolio by Industry

	December 31, 2017		December 31, 2016
(Dollars in thousands)	Amount	Percent	Amount	Percent
Industry:
Finance & insurance	$2,859,769	18%	$2,573,713	21%
Loans to mortgage companies	2,099,961	13	2,045,189	17
Real estate rental & leasing (a)	1,408,299	9	769,457	6
Health care & social assistance	1,201,285	7	893,629	7
Manufacturing	1,184,861	7	762,947	6
Accommodation & food service	1,145,944	7	987,973	8
Wholesale trade	1,060,642	7	826,226	7
Retail trade	831,790	5	488,189	4
Other (transportation, education, arts, entertainment, etc) (b)	4,264,722	27	2,800,764	24
Total C&I loan portfolio	$16,057,273	100%	$12,148,087	100%

(a)	Leasing, rental of real estate, equipment, and goods.

(b)	Industries in this category each comprise less than 5 percent for 2017.

Industry Concentrations
Loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. 31 percent of FHN’s C&I portfolio (Finance and insurance plus Loans to mortgage companies) could be affected by items that uniquely impact the financial services industry. Except “Finance and Insurance” and “Loans to Mortgage Companies”, as discussed below, on December 31, 2017, FHN did not have any other concentrations of C&I loans in any single industry of 10 percent or more of total loans.
Finance and Insurance
The finance and insurance component represents 18 percent of the C&I portfolio and includes TRUPS (i.e., long-term unsecured loans to bank and insurance-related businesses), loans to bank holding companies, and asset-based lending to consumer finance companies. As of December 31, 2017, asset-based lending to consumer finance companies represents approximately $1.2 billion of the finance and insurance component.
TRUPS lending was originally extended as a form of “bridge” financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking (generally less than $15 billion in total assets) and insurance institutions through FHN’s fixed income business. Origination of TRUPS lending ceased in early 2008. Individual TRUPS are re-graded at least quarterly as part of FHN’s commercial loan review process. The terms of these loans generally include a scheduled 30 year balloon payoff and include an option to defer interest for up to 20 consecutive quarters. As of December 31, 2017, and December 31, 2016, one TRUP relationship was on interest deferral.
As of December 31, 2017, the unpaid principal balance (“UPB”) of trust preferred loans totaled $332.5 million ($206.2 million of bank TRUPS and $126.3 million of insurance TRUPS) with the UPB of other bank-related loans totaling $262.4 million. Inclusive of a valuation allowance on TRUPS of $25.5 million, total reserves (ALLL plus the valuation allowance) for TRUPS and other bank-related loans were $26.8 million or 5 percent of outstanding UPB.
Loans to Mortgage Companies
The balance of loans to mortgage companies was 13 percent of the C&I portfolio as of December 31, 2017, and 17 percent of the C&I portfolio as of December 31, 2016, and includes balances related to both home purchase and refinance activity. This portfolio class, which generally fluctuates with mortgage rates and seasonal factors, includes commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Generally, lending to mortgage lenders increases when there is a decline in mortgage rates and decreases when rates rise.
C&I Asset Quality Trends
Overall, the C&I portfolio trends remain strong in 2017, continuing in line with recent historical performance. The C&I ALLL increased $8.8 million from December 31, 2016, to $98.2 million as of December 31, 2017. The allowance as a percentage of period-end loans decreased to .61 percent as of December 31, 2017, from .74 percent as of December 31, 2016. The decrease in allowance to loans reflects the addition of loans acquired from CBF at fair value which includes an estimate of life of loan credit losses. Nonperforming C&I loans decreased $1.6 million from December 31, 2016, to $31.2 million on December 31, 2017. The nonperforming loan (“NPL”) ratio decreased 8 basis points from December 31, 2016, to .19 percent of C&I loans as of December 31, 2017. The 30+ delinquency ratio increased to .19 percent as of December 31, 2017, from .08 percent as of December 31, 2016, driven by one large relationship, a portion of which is a purchased credit-impaired loan, and the addition of loans as a result of the CBF acquisition. Net charge-offs were $13.1 million in 2017 compared to $11.7 million in 2016 . The following table shows C&I asset quality trends by segment.

Table 14—C&I Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2017	2016	2015	2014	2013
Regional Bank
Period-end loans	$15,639,060	$11,728,160	$10,014,752	$8,553,080	$7,431,430
Nonperforming loans	28,086	28,619	22,793	20,627	43,691
Allowance for loan losses as of January 1	$88,010	$72,213	$61,998	$72,310	$78,181
Charge-offs	(17,657)	(18,196)	(17,994)	(14,832)	(22,274)
Recoveries	4,516	6,719	11,969	9,003	10,167
Provision/(provision credit) for loan losses	21,981	27,274	16,240	(4,483)	6,236
Allowance for loan losses as of December 31	$96,850	$88,010	$72,213	$61,998	$72,310
Accruing restructured loans	$14,186	$20,151	$4,358	$19,214	$8,515
Nonaccruing restructured loans	3,484	14,183	14,284	9,632	27,345
Total troubled debt restructurings	$17,670	$34,334	$18,642	$28,846	$35,860
30+ Delinq. % (a)	0.20%	0.08%	0.08%	0.05%	0.14%
NPL %	0.18	0.24	0.23	0.24	0.59
Net charge-offs %	0.11	0.11	0.07	0.08	0.17
Allowance / loans %	0.62%	0.75%	0.72%	0.72%	0.97%
Allowance / net charge-offs	7.38	x	7.67	x	11.99	x	10.63	x	5.72	x
Non-Strategic
Period-end loans	$418,213	$419,927	$421,638	$454,206	$492,146
Nonperforming loans	3,067	4,117	3,520	11,983	36,068
Allowance for loan losses as of January 1	$1,388	$1,424	$5,013	$14,136	$18,010
Charge-offs	—	(264)	(4,412)	(5,660)	(662)
Recoveries	52	76	1,370	663	2,320
Provision/(provision credit) for loan losses	(79)	152	(547)	(4,126)	(5,532)
Allowance for loan losses as of December 31	$1,361	$1,388	$1,424	$5,013	$14,136
30+ Delinq. % (a)	—%	—%	0.02%	0.05%	0.06%
NPL %	0.73	0.98	0.83	2.64	7.33
Net charge-offs %	NM	0.04	0.69	1.07	NM
Allowance / loans %	0.33%	0.33%	0.34%	1.10%	2.87%
Allowance / net charge-offs	NM	7.39	x	0.47	x	1.00	NM
Consolidated
Period-end loans	$16,057,273	$12,148,087	$10,436,390	$9,007,286	$7,923,576
Nonperforming loans	31,153	32,736	26,313	32,610	79,759
Allowance for loan losses as of January 1	$89,398	$73,637	$67,011	$86,446	$96,191
Charge-offs	(17,657)	(18,460)	(22,406)	(20,492)	(22,936)
Recoveries	4,568	6,795	13,339	9,666	12,487
Provision/(provision credit) for loan losses	21,902	27,426	15,693	(8,609)	704
Allowance for loan losses as of December 31	$98,211	$89,398	$73,637	$67,011	$86,446
Accruing restructured loans	$14,186	$20,151	$4,358	$19,214	$8,515
Nonaccruing restructured loans	3,484	14,183	14,284	9,632	27,345
Total troubled debt restructurings	$17,670	$34,334	$18,642	$28,846	$35,860
30+ Delinq. % (a)	0.19%	0.08%	0.08%	0.05%	0.13%
NPL %	0.19	0.27	0.25	0.36	1.01
Net charge-offs %	0.11	0.11	0.10	0.13	0.13
Allowance / loans %	0.61%	0.74%	0.71%	0.74%	1.09%
Allowance / net charge-offs	7.51	x	7.66	x	8.12	x	6.19	x	8.27	x
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

Commercial Real Estate
The CRE portfolio was $4.2 billion on December 31, 2017. The CRE portfolio includes both financings for commercial construction and nonconstruction loans. The largest geographical concentrations of balances as of December 31, 2017, are in North Carolina (31 percent), Tennessee (20 percent), Florida (13 percent), South Carolina (9 percent), Georgia (7 percent), and Texas (6 percent), with no other state representing more than 3 percent of the portfolio. This portfolio is segregated between the income-producing CRE class which contains loans, draws on lines and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate, and the residential CRE class. Subcategories of income CRE consist of multi-family (24 percent), retail (21 percent), office (21 percent), industrial (11 percent), hospitality (10 percent), land/land development (1 percent) and other (12 percent).
The residential CRE class includes loans to residential builders and developers for the purpose of constructing single-family homes, condominiums, and town homes. Active residential CRE lending has been modest with new originations primarily targeted in select markets. We have relationships with existing strategic clients, and we are seeking new clients on a selective basis. FHN desires a “strategic” residential CRE borrower to have solid experience, effective process and controls, appropriate risk tolerance, and a sound financial position that we believe can sustain their operations through the inevitable real estate cycles.
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
CRE Asset Quality Trends
The CRE portfolio had continued stable performance as of December 31, 2017, with nonperforming loans down $1.4 million from December 31, 2016 and net recoveries in 2017. The allowance decreased $5.4 million from December 31, 2016, to $28.4 million as of December 31, 2017. Allowance as a percentage of loans decreased 92 basis points from December 31, 2016, to .67 percent as of December 31, 2017. The decrease in allowance to loans reflects the addition of loans acquired from CBF at fair value which includes an estimate of life of loan credit losses. Nonperforming loans as a percentage of total CRE loans improved 10 basis points from 2016 to .03 percent as of December 31, 2017. Accruing delinquencies as a percentage of period-end loans increased to .11 percent as of December 31, 2017, from .01 percent as of December 31, 2016, primarily driven by the addition of loans as a result of the CBF acquisition. FHN recognized net recoveries of $.8 million in 2017 compared to net recoveries of $.6 million in 2016. The following table shows commercial real estate asset quality trends by segment.

Table 15—Commercial Real Estate Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2017	2016	2015	2014	2013
Regional Bank
Period-end loans	$4,214,695	$2,135,523	$1,674,871	$1,273,220	$1,124,131
Nonperforming loans	1,393	2,776	8,684	14,571	15,146
Allowance for loan losses as of January 1	$33,852	$25,159	$18,158	$9,873	$18,385
Charge-offs	(195)	(1,371)	(3,441)	(3,331)	(3,021)
Recoveries	915	1,816	1,450	3,764	2,798
Provision/(provision credit) for loan losses	(6,145)	8,248	8,992	7,852	(8,289)
Allowance for loan losses as of December 31	$28,427	$33,852	$25,159	$18,158	$9,873
Accruing restructured loans	$1,125	$1,736	$5,039	$4,588	$11,977
Nonaccruing restructured loans	1,282	1,388	3,969	6,947	7,861
Total troubled debt restructurings	$2,407	$3,124	$9,008	$11,535	$19,838
30+ Delinq. % (a)	0.11%	0.01%	0.27%	0.14%	0.91%
NPL %	0.03	0.13	0.52	1.14	1.35
Net charge-offs %	NM	NM	0.14	NM	NM
Allowance / loans %	0.67%	1.59%	1.50%	1.43%	0.88%
Allowance / net charge-offs	NM	NM	12.63	x	NM	NM
Non-Strategic
Period-end loans	$—	$—	$64	$4,497	$9,148
Nonperforming loans	—	—	—	785	2,955
Allowance for loan losses as of January 1	$—	$—	$416	$730	$1,612
Charge-offs	—	—	(109)	(410)	(481)
Recoveries	51	111	426	386	1,477
Provision/(provision credit) for loan losses	(51)	(111)	(733)	(290)	(1,878)
Allowance for loan losses as of December 31	$—	$—	$—	$416	$730
Accruing restructured loans	$—	$—	$—	$3,095	$3,274
Nonaccruing restructured loans	—	—	—	568	906
Total troubled debt restructurings	$—	$—	$—	$3,663	$4,180
30+ Delinq. % (a)	—%	—%	—%	—%	—%
NPL %	—	—	—	17.47	32.30
Net charge-offs %	NM	NM	NM	0.41	NM
Allowance / loans %	—%	—%	—%	9.25%	7.98%
Allowance / net charge-offs	NM	NM	NM	16.43	x	NM
Consolidated
Period-end loans	$4,214,695	$2,135,523	$1,674,935	$1,277,717	$1,133,279
Nonperforming loans	1,393	2,776	8,684	15,356	18,101
Allowance for loan losses as of January 1	$33,852	$25,159	$18,574	$10,603	$19,997
Charge-offs	(195)	(1,371)	(3,550)	(3,741)	(3,502)
Recoveries	966	1,927	1,876	4,150	4,275
Provision/(provision credit) for loan losses	(6,196)	8,137	8,259	7,562	(10,167)
Allowance for loan losses as of December 31	$28,427	$33,852	$25,159	$18,574	$10,603
Accruing restructured loans	$1,125	$1,736	$5,039	$7,683	$15,251
Nonaccruing restructured loans	1,282	1,388	3,969	7,515	8,767
Total troubled debt restructurings	$2,407	$3,124	$9,008	$15,198	$24,018
30+ Delinq. % (a)	0.11%	0.01%	0.27%	0.14%	0.90%
NPL %	0.03	0.13	0.52	1.20	1.60
Net charge-offs %	NM	NM	0.12	NM	NM
Allowance / loans %	0.67%	1.59%	1.50%	1.45%	0.94%
Allowance / net charge-offs	NM	NM	15.03	x	NM	NM
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

CONSUMER LOAN PORTFOLIOS
Consumer Real Estate
The consumer real estate portfolio was $6.4 billion on December 31, 2017, and is primarily composed of home equity lines and installment loans including restricted balances (loans consolidated under ASC 810). The largest geographical concentrations of balances as of December 31, 2017, are in Tennessee (51 percent), North Carolina (16 percent), Florida (13 percent), and California (4 percent), with no other state representing more than 3 percent of the portfolio. As of December 31, 2017, approximately 76 percent of the consumer real estate portfolio was in a first lien position. At origination, weighted average FICO score of this portfolio was 752 and refreshed FICO scores averaged 756 as of December 31, 2017, as compared to 750 and 747, respectively, as of December 31, 2016. As of December 31, 2017, approximately $1.4 billion, or 21 percent, of the consumer real estate portfolio consisted of stand-alone second liens while $.2 billion, or 3 percent, were second liens whose first liens are owned or serviced by FHN. We obtain first lien performance information from third parties and through loss mitigation activities, and we place a stand-alone second lien loan on nonaccrual if we discover that there are performance issues with the first lien loan. Generally, performance of this portfolio is affected by life events that affect borrowers’ finances, the level of unemployment, and home prices.
Home equity lines of credit (“HELOCs”) comprise $1.8 billion of the consumer real estate portfolio as of December 31, 2017. FHN’s HELOCs typically have a 5 or 10 year draw period followed by a 10 or 20 year repayment period, respectively. During the draw period, a borrower is able to draw on the line and is only required to make interest payments. The line is automatically frozen if a borrower becomes 45 days or more past due on payments. Once the draw period has concluded, the line is closed and the borrower is required to make both principal and interest payments monthly until the loan matures. The principal payment generally is fully amortizing, but payment amounts will adjust when variable rates reset to reflect changes in the prime rate.
As of December 31, 2017, approximately 72 percent of FHN's HELOCs are in the draw period compared to approximately 62 percent as of December 31, 2016. Based on when draw periods are scheduled to end per the line agreement, it is expected that $528.4 million, or 40 percent of HELOCs currently in the draw period, will enter the repayment period during the next 60 months. Delinquencies and charge-off rates for HELOCs that have entered the repayment period are initially higher than HELOCs still in the draw period because of the increased minimum payment requirement; however, after some seasoning, performance of these loans usually begins to stabilize. The home equity lines of the consumer real estate portfolio are being monitored closely for those nearing the end of the draw period and borrowers are initially being contacted at least 24 months before the repayment period begins to remind the customer of the terms of their agreement and to inform them of options. The following table shows the HELOCs currently in the draw period and expected timing of conversion to the repayment period.
Table 16—HELOC Draw To Repayment Schedule

	December 31, 2017		December 31, 2016
(Dollars in thousands)	Repayment Amount	Percent	Repayment Amount	Percent
Months remaining in draw period:
0-12	$138,333	10%	$212,665	20%
13-24	88,188	7	127,662	12
25-36	99,109	8	73,331	7
37-48	96,997	7	68,768	6
49-60	105,753	8	68,792	7
>60	792,723	60	514,126	48
Total	$1,321,103	100%	$1,065,344	100%

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

Consumer Real Estate Asset Quality Trends
Overall, performance of the consumer real estate portfolio remained strong in 2017. The non-strategic segment is a run-off portfolio and while the absolute dollars of delinquencies and nonaccruals declined compared to December 31, 2016, 30+ accruing delinquencies and nonperforming loans ratios deteriorated. That trend of increasing deterioration in the non-strategic segment is likely to continue and may become more skewed as the portfolio shrinks unevenly, with stronger borrowers exiting the portfolio more rapidly than others. The ALLL decreased $13.0 million from December 31, 2016, to $37.4 million as of December 31, 2017, with the majority of the decline attributable to the non-strategic segment. The balance of nonperforming loans declined $11.3 million to $71.5 million on December 31, 2017. Loans delinquent 30 or more days and still accruing declined from $42.1 million as of December 31, 2016, to $41.5 million as of December 31, 2017. The portfolio realized net recoveries of $9.6 million in 2017 compared to net recoveries of $1.7 million in 2016. The following table shows consumer real estate asset quality trends by segment.

Table 17—Consumer Real Estate Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2017	2016	2015	2014	2013
Regional Bank
Period-end loans	$5,774,411	$3,642,894	$3,515,459	$3,384,746	$3,278,365
Nonperforming loans	22,678	18,865	23,935	28,953	27,939
Allowance for loan losses as of January 1	$19,010	$29,108	$32,180	$31,474	$25,291
Charge-offs	(3,491)	(5,346)	(8,414)	(10,780)	(10,261)
Recoveries	4,342	4,863	4,660	3,551	5,057
Provision/(provision credit) for loan losses	(3,454)	(9,615)	682	7,935	11,387
Allowance for loan losses as of December 31	$16,407	$19,010	$29,108	$32,180	$31,474
Accruing restructured loans	$31,970	$36,784	$36,912	$40,841	$41,304
Nonaccruing restructured loans	12,405	10,694	13,723	14,229	14,636
Total troubled debt restructurings	$44,375	$47,478	$50,635	$55,070	$55,940
30+ Delinq. % (a)	0.40%	0.49%	0.52%	0.57%	0.65%
NPL %	0.39	0.52	0.68	0.86	0.85
Net charge-offs %	NM	0.01	0.11	0.22	0.16
Allowance / loans %	0.28%	0.52%	0.83%	0.95%	0.96%
Allowance / net charge-offs	NM	39.42	x	7.76	x	4.45	x	6.05	x
Non-Strategic
Period-end loans	$593,344	$880,858	$1,251,059	$1,663,325	$2,055,006
Nonperforming loans	48,809	63,947	87,157	91,679	89,659
Allowance for loan losses as of January 1	$31,347	$51,506	$80,831	$95,311	$103,658
Charge-offs	(9,665)	(16,647)	(21,654)	(34,611)	(63,381)
Recoveries	18,381	18,856	19,235	19,273	16,303
Provision/(provision credit) for loan losses	(19,099)	(22,368)	(26,906)	858	38,731
Allowance for loan losses as of December 31	$20,964	$31,347	$51,506	$80,831	$95,311
Accruing restructured loans	$54,702	$68,217	$67,942	$71,389	$83,459
Nonaccruing restructured loans	29,818	37,765	47,107	46,766	31,023
Total troubled debt restructurings	$84,520	$105,982	$115,049	$118,155	$114,482
30+ Delinq. % (a)	3.06%	2.76%	2.34%	2.17%	1.89%
NPL %	8.23	7.26	6.97	5.51	4.36
Net charge-offs %	NM	NM	0.17	0.82	2.04
Allowance / loans %	3.53%	3.56%	4.12%	4.86%	4.64%
Allowance / net charge-offs	NM	NM	21.29	x	5.27	x	2.02	x
Consolidated
Period-end loans	$6,367,755	$4,523,752	$4,766,518	$5,048,071	$5,333,371
Nonperforming loans	71,487	82,812	111,092	120,632	117,598
Allowance for loan losses as of January 1	$50,357	$80,614	$113,011	$126,785	$128,949
Charge-offs	(13,156)	(21,993)	(30,068)	(45,391)	(73,642)
Recoveries	22,723	23,719	23,895	22,824	21,360
Provision/(provision credit) for loan losses	(22,553)	(31,983)	(26,224)	8,793	50,118
Allowance for loan losses as of December 31	$37,371	$50,357	$80,614	$113,011	$126,785
Accruing restructured loans	$86,672	$105,001	$104,854	$112,230	$124,763
Nonaccruing restructured loans	42,223	48,459	60,830	60,995	45,659
Total troubled debt restructurings	$128,895	$153,460	$165,684	$173,225	$170,422
30+ Delinq. % (a)	0.65%	0.93%	1.00%	1.10%	1.13%
NPL %	1.12	1.83	2.33	2.39	2.20
Net charge-offs %	NM	NM	0.13	0.43	0.95
Allowance / loans %	0.59%	1.11%	1.69%	2.24%	2.38%
Allowance / net charge-offs	NM	NM	13.06	x	5.01	x	2.42	x
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

Permanent Mortgage
The permanent mortgage portfolio was $.4 billion on December 31, 2017. This portfolio is primarily composed of jumbo mortgages and one-time-close (“OTC”) completed construction loans in the non-strategic segment that were originated through legacy businesses. The regional banking segment primarily includes recently acquired mortgage loans associated with FHN’s CRA initiatives. The corporate segment includes loans that were previously included in off-balance sheet proprietary securitization trusts. These loans were brought back into the loan portfolios at fair value through the execution of cleanup calls due to the relatively small balances left in the securitization and should continue to run-off. Approximately 19 percent of loan balances as of December 31, 2017, are in California, but the remainder of the portfolio is somewhat geographically diverse. Non-strategic and corporate segment run-off, partially offset by increases in the regional banking segment, contributed to the $23.8 million net decrease in permanent mortgage period-end balances from December 31, 2016, to December 31, 2017.
The permanent mortgage portfolios within the non-strategic and corporate segments are run-off portfolios. As a result, asset quality metrics are becoming skewed as the portfolio shrinks and some of the stronger borrowers payoff or refinance elsewhere. The ALLL decreased $.7 million as of December 31, 2017, from $16.3 million as of December 31, 2016. TDR reserves (which are estimates of losses for the expected life of the loan) comprise 78 percent of the ALLL for the permanent mortgage portfolio as of December 31, 2017. Consolidated accruing delinquencies as a percentage of total loans decreased 51 basis points from December 31, 2016 to 1.85 percent as of December 31, 2017. Nonperforming loans decreased $.8 million from December 31, 2016, to $26.4 million as of December 31, 2017. The portfolio experienced net recoveries of $.3 million in 2017 compared to net recoveries of $.8 million in 2016. The following table shows permanent mortgage asset quality trends by segment.
Table 18—Permanent Mortgage Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2017	2016	2015	2014	2013
Regional Bank
Period-end loans (a)	$116,914	$76,973	$21,162	$10,852	$12,623
Nonperforming loans	427	393	443	503	535
Allowance for loan losses as of January 1	$1,215	$140	$167	$245	$117
Charge-offs	—	—	(14)	(19)	—
Recoveries	—	—	—	—	—
Provision/(provision credit) for loan losses	1,317	1,075	(13)	(59)	128
Allowance for loan losses as of December 31	$2,532	$1,215	$140	$167	$245
Accruing restructured loans	$615	$563	$720	$1,254	$597
Nonaccruing restructured loans	326	315	364	—	466
Total troubled debt restructurings	$941	$878	$1,084	$1,254	$1,063
30+ Delinq. % (b)	0.35%	0.72%	2.08%	5.75%	7.77%
NPL %	0.37	0.51	2.09	4.64	4.23
Net charge-offs %	—	—	0.14	0.16	—
Allowance / loans %	2.17%	1.58%	0.66%	1.54%	1.94%
Allowance / net charge-offs	NM	NM	9.96	x	8.88	x	NM
Corporate
Period-end loans	$53,556	$71,380	$97,450	$135,538	$174,621
Nonperforming loans	2,157	1,186	1,677	3,045	4,598
Allowance for loan losses as of December 31 (c)	N/A	N/A	N/A	N/A	N/A
Accruing restructured loans	$3,637	$3,792	$3,992	$5,494	$2,691
Nonaccruing restructured loans	—	—	—	—	204
Total troubled debt restructurings	$3,637	$3,792	$3,992	$5,494	$2,895
30+ Delinq. % (b)	3.98%	4.37%	2.92%	2.32%	2.34%
NPL %	4.03	1.66	1.72	2.25	2.63
Allowance / loans % (c)	N/A	N/A	N/A	N/A	N/A
Non-Strategic
Period-end loans	$228,837	$274,772	$335,511	$392,571	$474,998
Nonperforming loans	23,806	25,602	29,532	30,530	33,038
Allowance for loan losses as of January 1	$15,074	$18,807	$18,955	$22,246	$24,811

Charge-offs	(2,179)	(1,591)	(3,127)		(5,872)		(9,934)
Recoveries	2,509	2,403	1,687		2,314		2,473
Provision/(provision credit) for loan losses	(2,371)	(4,545)	1,292		267		4,896
Allowance for loan losses as of December 31	$13,033	$15,074	$18,807		$18,955		$22,246
Accruing restructured loans	$64,102	$71,896	$78,719		$84,701		$94,532
Nonaccruing restructured loans	16,114	17,360	18,666		22,010		22,968
Total troubled debt restructurings	$80,216	$89,256	$97,385		$106,711		$117,500
30+ Delinq. % (b)	2.12%	2.29%	1.88%		1.40%		2.59%
NPL %	10.40	9.32	8.80		7.78		6.96
Net charge-offs %	NM	NM	0.40		0.83		1.42
Allowance / loans %	5.70%	5.49%	5.61%		4.83%		4.68%
Allowance / net charge-offs	NM	NM	13.07	x	5.32	x	2.98	x
Consolidated
Period-end loans	$399,307	$423,125	$454,123		$538,961		$662,242
Nonperforming loans	26,390	27,181	31,652		34,078		38,171
Allowance for loan losses as of January 1	$16,289	$18,947	$19,122		$22,491		$24,928
Charge-offs	(2,179)	(1,591)	(3,141)		(5,891)		(9,934)
Recoveries	2,509	2,403	1,687		2,314		2,473
Provision/(provision credit) for loan losses	(1,054)	(3,470)	1,279		208		5,024
Allowance for loan losses as of December 31	$15,565	$16,289	$18,947		$19,122		$22,491
Accruing restructured loans	$68,354	$76,251	$83,431		$91,449		$97,820
Nonaccruing restructured loans	16,440	17,675	19,030		22,010		23,638
Total troubled debt restructurings	$84,794	$93,926	$102,461		$113,459		$121,458
30+ Delinq. % (b)	1.85%	2.36%	2.11%		1.72%		2.62%
NPL %	6.61	6.42	6.97		6.32		5.76
Net charge-offs %	NM	NM	0.30		0.60		1.00
Allowance / loans %	3.90%	3.85%	4.17%		3.55%		3.40%
Allowance / net charge-offs	NM	NM	13.04	x	5.34	x	3.01	x
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	The increase in Regional Bank is primarily due to FHN's CRA initiatives.

(b)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

(c)	An allowance has not been established for these loans as the valuation adjustment taken upon exercise of clean-up calls included expected losses.
Credit Card and Other
The credit card and other portfolio, which is primarily within the regional banking segment, was $.6 billion as of December 31, 2017, and primarily includes automobile loans, credit card receivables, and other consumer-related credits. The allowance decreased to $10.0 million as of December 31, 2017, from $12.2 million as of December 31, 2016. Loans 30 days or more delinquent and accruing as a percentage of loans increased 7 basis points from December 31, 2016, to 1.24 percent as of December 31, 2017. In 2017, FHN recognized $10.1 million of net charge-offs in the credit card and other portfolio, compared to net charge-offs of $10.6 million in 2016. The following table shows credit card and other asset quality trends by segment.

Table 19—Credit Card and Other Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2017	2016	2015	2014	2013
Regional Bank
Period-end loans	$613,540	$351,198	$344,405	$345,859	$320,607
Nonperforming loans	75	—	620	—	12
Allowance for loan losses as of January 1	$11,995	$10,966	$14,310	$7,125	$6,235
Charge-offs	(12,962)	(13,983)	(15,542)	(13,781)	(10,533)
Recoveries	2,913	3,297	3,555	3,026	2,421
Provision/(provision credit) for loan losses	7,948	11,715	8,643	17,940	9,002
Allowance for loan losses as of December 31	$9,894	$11,995	$10,966	$14,310	$7,125
Accruing restructured loans	$564	$274	$314	$406	$370
Nonaccruing restructured loans	—	—	—	—	—
Total troubled debt restructurings	$564	$274	$314	$406	$370
30+ Delinq. % (a)	1.25%	1.16%	1.07%	1.38%	1.30%
NPL %	0.01	—	0.18	—	—
Net charge-offs %	2.73	3.05	3.51	3.22	2.73
Allowance / loans %	1.61%	3.42%	3.18%	4.14%	2.22%
Allowance / net charge-offs	0.98	x	1.12	x	0.91	x	1.33	x	0.88	x
Non-Strategic
Period-end loans	$6,359	$7,835	$10,131	$12,272	$15,999
Nonperforming loans	121	142	737	763	1,385
Allowance for loan losses as of January 1	$177	$919	$420	$359	$663
Charge-offs	(245)	(241)	(1,149)	(1,150)	(871)
Recoveries	202	324	298	105	248
Provision/(provision credit) for loan losses	(47)	(825)	1,350	1,106	319
Allowance for loan losses as of December 31	$87	$177	$919	$420	$359
Accruing restructured loans	$29	$32	$63	$127	$175
Nonaccruing restructured loans	—	—	—	—	—
Total troubled debt restructurings	$29	$32	$63	$127	$175
30+ Delinq. % (a)	0.95%	1.73%	1.47%	2.48%	2.33%
NPL %	1.89	1.82	7.28	6.22	8.66
Net charge-offs %	0.64	NM	7.75	7.37	3.68
Allowance / loans %	1.36%	2.26%	9.07%	3.43%	2.25%
Allowance / net charge-offs	1.99	x	NM	1.08	x	0.40	x	0.58	x
Consolidated
Period-end loans	$619,899	$359,033	$354,536	$358,131	$336,606
Nonperforming loans	196	142	1,357	763	1,397
Allowance for loan losses as of January 1	$12,172	$11,885	$14,730	$7,484	$6,898
Charge-offs	(13,207)	(14,224)	(16,691)	(14,931)	(11,404)
Recoveries	3,115	3,621	3,853	3,131	2,669
Provision/(provision credit) for loan losses	7,901	10,890	9,993	19,046	9,321
Allowance for loan losses as of December 31	$9,981	$12,172	$11,885	$14,730	$7,484
Accruing restructured loans	$593	$306	$377	$533	$545
Nonaccruing restructured loans	—	—	—	—	—
Total troubled debt restructurings	$593	$306	$377	$533	$545
30+ Delinq. % (a)	1.24%	1.17%	1.08%	1.42%	1.35%
NPL %	0.03	0.04	0.38	0.21	0.42
Net charge-offs %	2.69	2.95	3.64	3.39	2.78
Allowance / loans %	1.61%	3.39%	3.35%	4.11%	2.22%
Allowance / net charge-offs	0.99	x	1.15	x	0.93	x	1.25	x	0.86	x
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

Allowance for Loan Losses
Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The total allowance for loan losses decreased to $189.6 million on December 31, 2017, from $202.1 million on December 31, 2016. The ALLL as of December 31, 2017, reflects strong asset quality with the consumer real estate portfolio continuing to stabilize, historically low levels of net charge-offs, and declining non-strategic balances. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to .69 percent on December 31, 2017, from 1.03 percent on December 31, 2016. The decrease in the allowance to loans ratio reflects the addition of loans acquired from CBF at fair value which includes an estimate of life of loan credit losses.
The provision for loan losses is the charge to or release of earnings necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. Year-to-date provision expense was zero in 2017 compared to $11.0 million in 2016 reflecting continued strong performance in the commercial and consumer portfolios.
FHN expects asset quality trends to remain relatively stable for the near term if the growth of the economy continues. The C&I portfolio is expected to continue to show stable trends but short-term variability (both positive and negative) is possible, primarily due to the size of the credits within this portfolio. The CRE portfolio metrics should be relatively consistent as FHN expects stable property values over the near term; however, oversupply of any CRE product type, changes in the lending environment, or economic uncertainty could result in decreased property values (which could happen abruptly). The remaining non-strategic consumer real estate and permanent mortgage portfolios should continue to steadily wind down. Asset quality metrics within non-strategic are becoming skewed as the portfolio continues to shrink, with stronger credits exiting the portfolio more rapidly than others. Continued stabilization in performance of the consumer real estate portfolio assumes an ongoing economic recovery as consumer delinquency and loss rates are correlated with life events that affect borrowers' finances, unemployment trends, and strength of the housing market.
Consolidated Net Charge-offs
Overall, net charge-offs continue to be at historical lows. Net charge-offs were $12.5 million in 2017 compared to $19.2 million in 2016.
The commercial portfolio experienced $12.3 million of net charge-offs in 2017 compared to $11.1 million in 2016. In addition, the consumer real estate portfolio experienced net recoveries of $9.6 million in 2017 compared to net recoveries of $1.7 million in 2016. Permanent mortgage and credit card and other remained relatively flat compared to a year ago.

The following table provides consolidated asset quality information for the years 2013 through 2017:

Table 20—Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	2017		2016		2015		2014		2013
Allowance for loan losses:
Beginning balance	$202,068		$210,242		$232,448		$253,809		$276,963
Provision for loan losses	—		11,000		9,000		27,000		55,000
Charge-offs:
Commercial, financial, and industrial	17,657		18,460		22,406		20,492		22,936
Commercial real estate	195		1,371		3,550		3,741		3,502
Consumer real estate	13,156		21,993		30,068		45,391		73,642
Permanent mortgage	2,179		1,591		3,141		5,891		9,934
Credit card and other	13,207		14,224		16,691		14,931		11,404
Total charge-offs	46,394		57,639		75,856		90,446		121,418
Recoveries:
Commercial, financial, and industrial	4,568		6,795		13,339		9,666		12,487
Commercial real estate	966		1,927		1,876		4,150		4,275
Consumer real estate	22,723		23,719		23,895		22,824		21,360
Permanent mortgage	2,509		2,403		1,687		2,314		2,473
Credit card and other	3,115		3,621		3,853		3,131		2,669
Total recoveries	33,881		38,465		44,650		42,085		43,264
Net charge-offs	12,513		19,174		31,206		48,361		78,154
Ending balance	$189,555		$202,068		$210,242		$232,448		$253,809
Reserve for unfunded commitments	5,079		5,312		5,926		4,770		3,017
Total of allowance for loan losses and reserve for unfunded commitments	$194,634		$207,380		$216,168		$237,218		$256,826
Loans and commitments:
Total period end loans, net of unearned income	$27,658,929		$19,589,520		$17,686,502		$16,230,166		$15,389,074
Remaining unfunded commitments	$10,678,485		$8,744,649		$7,903,294		$7,231,879		$7,469,553
Average loans, net of unearned income	$20,104,042		$18,303,870		$16,624,439		$15,520,972		$15,726,374
Reserve Rates
Total commercial loans
Allowance/loans % (a)	0.62%		0.86%		0.82%		0.83%		1.07%
Period end loans % of total loans	73		73		68		63		59
Consumer real estate
Allowance/loans % (a)	0.59		1.11		1.69		2.24		2.38
Period end loans % of total loans	23		23		27		31		35
Permanent mortgage
Allowance/loans %	3.90		3.85		4.17		3.55		3.40
Period end loans % of total loans	1		2		3		3		4
Credit card and other
Allowance/loans % (a)	1.61		3.39		3.35		4.11		2.22
Period end loans % of total loans	2		2		2		2		2
Allowance and net charge-off ratios
Allowance to total loans % (a)	0.69		1.03		1.19		1.43		1.65
Net charge-offs to average loans %	0.06		0.10		0.19		0.31		0.50
Allowance to net charge-offs	15.15	x	10.54	x	6.74	x	4.81	x	3.25	x

(a)	2017 decrease in allowance to loans reflects the addition of loans acquired from CBF at fair value which includes an estimate of life of loan credit losses.

Nonperforming Assets
Nonperforming loans are loans placed on nonaccrual if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance due to insufficient collateral value and past due status, or on a case-by-case basis if FHN continues to receive payments but there are other borrower-specific issues. Included in nonaccruals are loans that FHN continues to receive payments including residential real estate loans where the borrower has been discharged of personal obligation through bankruptcy, and second liens, regardless of delinquency status, behind first liens that are 90 or more days past due, are bankruptcies, or are TDRs. These, along with OREO, excluding OREO from government insured mortgages, represent nonperforming assets (“NPAs”).
Total nonperforming assets (including NPLs HFS) increased to $177.2 million on December 31, 2017, from $164.6 million on December 31, 2016, primarily driven by an increase in OREO. OREO, excluding OREO from government insured mortgages, increased $28.3 million to $39.6 million as of December 31, 2017, driven by the CBF acquisition. This increase was offset by a decline in portfolio nonperforming loans of $15.0 million from December 31, 2016, to $130.6 million on December 31, 2017. While all portfolios declined or remained flat, the decline in nonperforming loans was primarily driven by the consumer real estate portfolio which declined $11.3 million. This decrease in the consumer real estate portfolio was largely driven by payoffs. The nonperforming assets ratio (nonperforming assets excluding NPLs HFS to total period-end loans plus OREO and other assets) decreased to .61 percent as of December 31, 2017, compared to .80 percent as of December 31, 2016.
The ratio of the ALLL to NPLs in the loan portfolio was 1.45 times as of December 31, 2017, compared to 1.39 times as of December 31, 2016. Certain nonperforming loans in both the commercial and consumer portfolios are deemed collateral-dependent and are charged down to an estimate of collateral value less costs to sell. Because loss content has been recognized through a partial charge-off, typically reserves are not recorded.

Table 21—Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures (a)

	December 31
(Dollars in thousands)	2017		2016		2015		2014		2013
Commercial:
Commercial, financial, and industrial	$31,153		$32,736		$26,313		$32,610		$79,759
Commercial real estate	1,393		2,776		8,684		15,356		18,101
Total commercial	32,546		35,512		34,997		47,966		97,860
Consumer:
Consumer real estate	71,487		82,812		111,092		120,632		117,598
Permanent mortgage	26,390		27,181		31,652		34,078		38,171
Credit card & other (b)	196		142		1,357		763		1,397
Total consumer	98,073		110,135		144,101		155,473		157,166
Total nonperforming loans (c) (d)	130,619		145,647		179,098		203,439		255,026
Nonperforming loans held-for-sale (d)	6,971		7,741		7,846		7,643		61,139
Foreclosed real estate and other assets	39,566		11,235		24,977		30,430		45,753
Foreclosed real estate from GNMA loans	3,816		5,002		8,086		9,492		25,809
Total foreclosed real estate and other assets	43,382		16,237		33,063		39,922		71,562
Total nonperforming assets (d) (e)	$177,156		$164,623		$211,921		$241,512		$361,918
Troubled debt restructurings (f):
Accruing restructured loans	$170,930		$203,445		$198,059		$231,109		$246,894
Nonaccruing restructured loans (d) (g)	63,429		81,705		98,113		100,152		105,409
Total troubled debt restructurings (f)	$234,359		$285,150		$296,172		$331,261		$352,303
Ratios:
Allowance to nonperforming loans in the loan portfolio (d)	1.45	x	1.39	x	1.17	x	1.14	x	1.00	x

(a)
Balances do not include PCI loans even though the customer may be contractually past due. PCI loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the loan.

(b)	Nonperforming loans in this category are primarily one-time-close construction loans.

(c)	Under the original terms of the loans, estimated interest income would have been approximately $10 million, $8 million, and $9 million during 2017, 2016 and 2015, respectively.

(d)	Excludes loans that are 90 or more days past due and still accruing interest.

(e)	Balances do not include PCI loans or government-insured foreclosed real estate.

(f)	Excludes TDRs that are classified as held-for-sale nearly all of which are accounted for under the fair value option.

(g)	Amounts also included in nonperforming loans above.

The following table provides nonperforming assets by business segment:

Table 22—Nonperforming Assets by Segment

	December 31
(Dollars in thousands)	2017	2016	2015	2014	2013
Nonperforming loans (a) (b)
Regional bank	$54,816	$51,839	$58,152	$67,699	$91,922
Non-strategic	75,803	93,808	120,946	135,740	163,104
Consolidated	$130,619	$145,647	$179,098	$203,439	$255,026
Foreclosed real estate (c)
Regional bank	$34,844	$5,081	$16,298	$20,451	$28,806
Non-strategic	4,722	6,154	8,679	9,979	16,947
Consolidated	$39,566	$11,235	$24,977	$30,430	$45,753
Nonperforming Assets (a) (b) (c)
Regional bank	$89,660	$56,920	$74,450	$88,150	$120,727
Non-strategic	80,525	99,962	129,625	145,719	180,052
Consolidated	$170,185	$156,882	$204,075	$233,869	$300,779
NPL %
Regional bank	0.21%	0.29%	0.36%	0.48%	0.74%
Non-strategic	6.08%	5.92%	5.99%	5.37%	5.35%
Consolidated	0.47%	0.74%	1.01%	1.25%	1.66%
NPA % (d)
Regional bank	0.34%	0.32%	0.47%	0.64%	0.98%
Non-strategic	6.43%	6.29%	6.39%	5.74%	5.88%
Consolidated	0.61%	0.80%	1.15%	1.44%	1.95%

(a)	Excludes loans that are 90 or more days past due and still accruing interest.

(b)	Excludes loans classified as held-for-sale.

(c)
Excludes foreclosed real estate and receivables related to government insured mortgages of $5.2 million, $6.6 million, $9.0 million, $9.5 million, and $25.8 million during 2017, 2016, 2015, 2014, and 2013, respectively.

(d)	Ratio is non-performing assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

Table 23 provides an activity rollforward of OREO balances for December 31, 2017 and 2016. The balance of OREO, exclusive of inventory from government insured mortgages, increased to $39.6 million as of December 31, 2017, from $11.2 million as of December 31, 2016, primarily driven by the acquisition of CBF. In addition, FHN has executed sales of existing OREO and continued efforts to avoid foreclosures by restructuring loans and working with borrowers. Moreover, property values have stabilized which also affects the balance of OREO.

Table 23—Rollforward of OREO

(Dollars in thousands)	2017	2016
Beginning balance, January 1	$11,235	$24,977
Valuation adjustments	(996)	(2,041)
New foreclosed property	6,340	9,347
Acquired foreclosed property	33,928	—
Disposals	(10,941)	(21,048)
Ending balance, December 31 (a)	$39,566	$11,235

(a)	Excludes OREO and receivables related to government insured mortgages of $5.2 million and $6.6 million as of December 31, 2017 and 2016, respectively.

Past Due Loans and Potential Problem Assets
Past due loans are loans contractually past due as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio that are 90 days or more past due and still accruing were $41.6 million on December 31, 2017, compared to $23.4 million on December 31, 2016. The increase was due in large part to one relationship, which is a purchased credit-impaired loan. Loans 30 to 89 days past due increased to $50.9 million on December 31, 2017, from $42.6 million on December 31, 2016.
Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower’s ability to comply with present repayment terms and includes loans past due 90 days or more and still accruing. This definition is believed to be substantially consistent with the standards established by the OCC for loans classified as substandard. Potential problem assets in the loan portfolio were $327.2 million on December 31, 2017 compared to $290.4 million on December 31, 2016. The increase year-over-year in potential problem assets was due to a net increase in classified commercial loans driven by a few credits. The current expectation of losses from potential problem assets has been included in management’s analysis for assessing the adequacy of the allowance for loan losses.
Table 24—Accruing Delinquencies and Other Credit Disclosures

	December 31
(Dollars in thousands)	2017	2016	2015	2014	2013
Loans past due 90 days or more and still accruing (a) (b):
Commercial:
Commercial, financial, and industrial	$19,654	$257	$1,083	$770	$1,810
Commercial real estate	2,051	—	161	115	1,078
Total commercial	21,705	257	1,244	885	2,888
Consumer:
Consumer real estate	14,433	16,110	16,668	16,695	21,484
Permanent mortgage	3,460	5,428	3,991	5,640	6,129
Credit card & other	1,970	1,590	1,398	2,025	1,763
Total consumer	19,863	23,128	22,057	24,360	29,376
Total loans past due 90 days or more and still accruing (a) (b)	$41,568	$23,385	$23,301	$25,245	$32,264

Loans 30 to 89 days past due	$50,884	$42,570	$50,896	$50,531	$70,298
Loans 30 to 89 days past due - guaranteed (c)	85	89	—	175	187
Loans held-for-sale 30 to 89 days past due (b)	13,419	6,462	7,133	6,895	14,538
Loans held-for-sale 30 to 89 days past due - guaranteed portion (b) (c)	5,975	6,248	7,133	6,013	11,660
Loans held-for-sale 90 days past due (b)	10,885	14,868	17,230	25,455	37,599
Loans held-for-sale 90 days past due - guaranteed portion (b) (c)	9,451	14,657	17,131	24,255	35,118
Potential problem assets (d)	$327,214	$290,354	$208,706	$267,797	$343,359

(a)	Excludes loans classified as held-for-sale.

(b)	Amounts are not included in nonperforming/nonaccrual loans.

(c)	Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.

(d)	Includes past due loans.
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
On December 31, 2017 and December 31, 2016, FHN had $234.4 million and $285.2 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $37.3 million and $44.9 million, or 16 percent of TDR balances, as of December 31, 2017 and December 31, 2016. Additionally, FHN had $63.2 million and $69.3 million of HFS loans classified as TDRs as of December 31, 2017 and December 31, 2016, respectively. Total held-to-maturity TDRs decreased by $50.8 million with the majority of the decline attributable to consumer real estate, commercial and permanent mortgage loans.

The following table provides a summary of TDRs for the periods ended December 31, 2017 and 2016:
Table 25—Troubled Debt Restructurings

(Dollars in thousands)	As of December 31, 2017	As of December 31, 2016
Held-to-maturity:
Permanent mortgage:
Current	$63,891	$73,500
Delinquent	4,463	2,751
Non-accrual (a)	16,440	17,675
Total permanent mortgage	84,794	93,926
Consumer real estate:
Current	84,697	100,383
Delinquent	1,975	4,618
Non-accrual (b)	42,223	48,459
Total consumer real estate	128,895	153,460
Credit card and other:
Current	544	288
Delinquent	49	18
Non-accrual	—	—
Total credit card and other	593	306
Commercial loans:
Current	15,311	21,887
Delinquent	—	—
Non-accrual	4,766	15,571
Total commercial loans	20,077	37,458
Total held-to-maturity	$234,359	$285,150
Held-for-sale:
Current	$43,455	$46,625
Delinquent	13,269	16,436
Non-accrual	6,515	6,283
Total held-for-sale	63,239	69,344
Total troubled debt restructurings	$297,598	$354,494

(a)	Balances as of December 31, 2017 and 2016, include $5.1 million and $5.3 million, respectively, of discharged bankruptcies.

(b)	Balances as of December 31, 2017 and 2016, include $13.4 million and $15.3 million, respectively, of discharged bankruptcies.

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
FHN is exposed to market risk related to the trading securities inventory and loans held for sale maintained by its Fixed Income division in connection with its fixed income distribution activities. Market risk is the risk of loss in the value of the fixed income trading securities inventory and loans held for sale due to changes in market prices. Various types of securities inventory positions are procured for distribution to customers by the sales staff. When these securities settle on a delayed basis, they are considered forward contracts. Refer to the "Determination of Fair Value - Trading securities and trading liabilities" section of Note 24 - Fair Value of Assets and Liabilities beginning on page 182 of this report, which section is incorporated into this MD&A by this reference.

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

VaR and Stress Testing
VaR is a statistical risk measure to estimate the potential loss in value from adverse market movements over an assumed fixed holding period within a stated confidence level. FHN employs a model to compute daily VaR measures for its trading securities inventory. FHN computes VaR using historical simulation with a 1-year lookback period at a 99 percent confidence level and 1-day and 10-day time horizons. Additionally, FHN computes a Stressed VaR ("SVaR") measure. The SVaR computation uses the same model but with model inputs reflecting historical data from a continuous 12-month period that reflects a period of significant financial stress appropriate for our trading securities portfolio.

A summary of FHN's VaR and SVaR measures for 1-day and 10-day time horizons is as follows:
Table 26—VaR and SVaR Measures

	Year Ended December 31, 2017			As of December 31, 2017
(Dollars in thousands)	Mean	High	Low
1-day
VaR	$1,529	$3,310	$521	$1,287
SVaR	4,704	8,301	1,775	6,230
10-day
VaR	3,560	8,039	870	3,059
SVaR	15,511	28,232	4,916	19,813

	Year Ended December 31, 2016			As of December 31, 2016
(Dollars in thousands)	Mean	High	Low
1-day
VaR	$821	$1,745	$393	$932
SVaR	3,643	5,789	1,748	2,830
10-day
VaR	2,088	5,852	751	2,136
SVaR	11,671	18,483	3,263	6,443

FHN’s overall VaR measure includes both interest rate risk and credit spread risk. Separate measures of these component risks are as follows:
Table 27—Schedule of Risks Included in VaR

	As of December 31, 2017		As of December 31, 2016
(Dollars in thousands)	1-day	10-day	1-day	10-day
Interest rate risk	$930	$2,084	$917	$1,771
Credit spread risk	305	471	537	1,391

The potential risk of loss reflected by FHN’s VaR measures assumes the trading securities inventory is static. Because FHN’s Fixed Income division procures fixed income securities for purposes of distribution to customers, its trading securities inventory turns over regularly. Additionally, Fixed Income traders actively manage the trading securities inventory continuously throughout each trading day. Accordingly, FHN’s trading securities inventory is highly dynamic, rather than static. As a result, it would be rare for Fixed Income to incur a negative revenue day in its fixed income activities of the level indicated by its VaR measurements.

In addition to being used in FHN’s daily market risk management process, the VaR and SVaR measures are also used by FHN in computing its regulatory market risk capital requirements in accordance with the Market Risk Capital rules. For additional information regarding FHN's capital adequacy refer to the "Capital" section of this MD&A.

FHN also performs stress tests on its trading securities portfolio to calculate the potential loss under various assumed market scenarios. Key assumed stresses used in those tests are:

Down 25 bps - assumes an instantaneous downward move in interest rates of 25 basis points at all points on the interest rate yield curve.

Up 25 bps - assumes an instantaneous upward move in interest rates of 25 basis points at all points on the interest rate yield curve.

Curve flattening - assumes an instantaneous flattening of the interest rate yield curve through an increase in short-term rates and a decrease in long-term rates. The 2-year point on the Treasury yield curve is assumed to increase 15 basis points and the 10-year point on the Treasury yield curve is assumed to decrease 15 basis points. Shifts in other points on the yield curve are predicted based on their correlation to the 2-year and 10-year points.

Curve steepening - assumes an instantaneous steepening of the interest rate yield curve through a decrease in short-term rates and an increase in long-term rates. The 2-year point on the Treasury yield curve is assumed to decrease 15 basis points and the 10-year point on the Treasury yield curve is assumed to increase 15 basis points. Shifts in other points on the yield curve are predicted based on their correlation to the 2-year and 10-year points.

Credit spread widening - assumes an instantaneous increase in credit spreads (the difference between yields on Treasury securities and non-Treasury securities) of 25 basis points.

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
INTEREST RATE RISK MANAGEMENT
Interest rate risk is the risk to earnings or capital arising from movement in interest rates. ALCO is responsible for overseeing the management of existing and emerging interest rate risk in the company within risk tolerances established by the Board. FHN primarily manages interest rate risk by structuring the balance sheet to maintain a desired level of associated earnings and to protect the economic value of FHN’s capital.

Net interest income and the value of equity are affected by changes in the level of market interest rates because of the differing repricing characteristics of assets and liabilities, the exercise of prepayment options held by loan and deposit customers, and changes in the basis between and changing shapes of the various yield curves used to price assets and liabilities. To isolate the repricing, basis, option, and yield curve components of overall interest rate risk, FHN employs Gap, Earnings at Risk, and Economic Value of Equity analyses generated by a balance sheet simulation model.
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

Management uses a simulation model to measure interest rate risk and to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN’s interest rate risk, liquidity, and capital guidelines. Interest rate exposure is measured by forecasting 12 months of NII under various interest rate scenarios and comparing the percentage change in NII for each scenario to a base case scenario where interest rates remain unchanged. Assumptions are made regarding future balance sheet composition, interest rate movements, and loan and deposit pricing.  In addition, assumptions are made about the magnitude of asset prepayments and earlier than anticipated deposit withdrawals. The results of these scenarios help FHN develop strategies for managing exposure to interest rate risk. While management believes the assumptions used and scenarios selected in its simulations are reasonable, simulation modeling provides only an estimate, not a precise calculation, of exposure to any given change in interest rates.
Based on a static balance sheet as of December 31, 2017, net interest income exposure over the next 12 months assuming a rate shock of plus 25 basis points, 50 basis points, 100 basis points, and 200 basis points is estimated to have a favorable variance of 0.9 percent, 1.8 percent, 3.3 percent, and 6.2 percent, respectively of base net interest income. A steepening yield curve scenario where long-term rates increase by 50 basis points and short-term rates are static, results in a favorable variance in net interest income of 0.8 percent of base net interest income. A flattening yield curve scenario where long-term rates decrease by 50 basis points and short-term rates are static, results in an unfavorable variance in net interest income of 1.3 percent of base net interest income. A rate shock of minus 50 basis points results in an unfavorable variance in net interest income of 3.7 percent of base net interest income. These hypothetical scenarios are used to create a risk measurement framework, and do not necessarily represent management’s current view of future interest rates or market developments.
The recent movement of short-term interest rates higher after a prolonged period of very low interest rates has had a positive effect on FHN's net interest income and net interest margin. Given recent strength in the economy, the upward trend in interest rates, and market expectations for higher rates in the future, FHN has employed a moderately asset sensitive position. While it is expected that rates will continue to move higher, the movement of rates off the zero boundary during the past year has created the possibility that rates could decline in the future. FHN continues to monitor economic conditions and remains prepared to take any actions to mitigate exposure to falling interest rates should that occur.
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
Derivatives
In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) to manage interest rate risk of certain term borrowings, and certain loans. The Fixed Income segment utilizes various financial instruments (including derivative contracts and credit-related agreements) to manage the risk of loss arising from adverse changes in the fair value of certain financial instruments generally caused by changes in interest rates including Fixed Income’s securities inventory, certain term borrowings, and certain loans. Additionally, Fixed Income or Regional Banking may enter into derivative contracts in order to meet customers' needs. However, such derivative contracts are typically offset with a derivative contract entered into with an upstream counterparty in order to mitigate risk associated with changes in interest rates.
The simulation models and related hedging strategies discussed above exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 22 - Derivatives for additional discussion of these instruments.

CAPITAL MANAGEMENT AND ADEQUACY
The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. The Capital Management Committee, chaired by the Senior Vice President and Corporate Treasurer, reports to ALCO and is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. This committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The Capital Management Committee also recommends capital management policies, which are submitted for approval to ALCO and the Executive & Risk Committee and the Board as necessary.
OPERATIONAL RISK MANAGEMENT
Operational risk is the risk of loss from inadequate or failed internal processes, people, or systems or from external events including data or network security breaches of FHN or of third parties affecting FHN or its customers. This risk is inherent in all businesses. Operational risk is divided into the following risk areas, which have been established at the corporate level to address these risks across the entire organization:

•	Business Continuity Planning/Records Management

•	Compliance/Legal

•	Program Governance

•	Fiduciary

•	Financial Crimes (including Bank Secrecy Act, know your customer, security, and fraud)

•	Financial (including disclosure controls and procedures)

•	Information Technology (including cybersecurity)

•	Vendor

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
While the Credit Risk function oversees FHN’s credit risk management, there is significant coordination between the business lines and the Credit Risk function in order to manage FHN’s credit risk and maintain strong asset quality. The Credit Risk function recommends portfolio, industry/sector, and individual customer limits to the Executive & Risk Committee of the Board for approval. Adherence to these approved limits is vigorously monitored by Credit Risk who provides recommendations to slow or cease lending to the business lines as commitments near established lending limits. Credit Risk also ensures subject matter experts are providing oversight, support and credit approvals, particularly in the specialty lending areas where industry-specific knowledge is required. Management emphasizes general portfolio servicing such that emerging risks are spotted early enough to correct potential deficiencies, prevent further credit deterioration, and mitigate credit losses.
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
All of the above activities are subject to independent review by FHN’s Credit Assurance Services Group. CAS reports to the Chief Audit Executive, who is appointed by and reports to the Audit Committee of the Board, and provides quarterly reports to the Executive & Risk Committee of the Board. CAS is charged with providing the Executive & Risk Committee of the Board and executive management with independent, objective, and timely assessments of FHN’s portfolio quality, credit policies, and credit risk management processes.

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
In accordance with the Liquidity Policy, ALCO manages FHN’s exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed by ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed, should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. Subject to market conditions and compliance with applicable regulatory requirements from time to time, funds are available from a number of sources including the available-for-sale securities portfolio, dealer and commercial customer repurchase agreements, access to the overnight and term Federal Funds markets, incremental borrowing capacity at the FHLB ($1.3 billion was available at December 31, 2017), brokered deposits, loan sales, syndications, and access to the Federal Reserve Banks.
Core deposits are a significant source of funding and have historically been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institution's customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner for interest bearing and non-interest bearing accounts. The ratio of total loans, excluding loans HFS and restricted real estate loans, to core deposits was 101 percent on December 31, 2017 compared to 105 percent on December 31, 2016.
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
Both FHN and FTBNA have the ability to generate liquidity by issuing preferred equity, and (for FHN) by issuing common equity, subject to market conditions and compliance with applicable regulatory requirements. In January 2013, FHN issued $100 million of Non-Cumulative Perpetual Preferred Stock, Series A. As of December 31, 2017, FTBNA and subsidiaries had outstanding preferred shares of $295.4 million, which are reflected as noncontrolling interest on the Consolidated Statements of Condition.
Parent company liquidity is primarily provided by cash flows stemming from dividends and interest payments collected from subsidiaries. These sources of cash represent the primary sources of funds to pay cash dividends to shareholders and principal and interest to debt holders of FHN. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN’s overall cash management process, subject to applicable regulatory restrictions. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an aggregate amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the dividend restrictions imposed under applicable federal rules as outlined above, the Bank’s total amount available for dividends was negative $156.7 million as of December 31, 2017. Consequently, on that date the Bank could not pay common dividends to its sole common stockholder, FHN, or to its preferred shareholders without prior regulatory approval. However, at January 1, 2018, under those dividend restrictions, the Bank could legally declare cash dividends on the Bank’s common or preferred stock of approximately $51.1 million without obtaining regulatory approval. FTBNA applied for and received approval from the OCC to declare and pay common dividends to FHN for $250 million in both 2017 and 2016. FTBNA declared and paid preferred dividends in each quarter of 2017 and 2016, with OCC approval as necessary. Additionally, FTBNA declared preferred dividends in first quarter 2018 payable in April 2018.

Payment of a dividend to shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN’s current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC generally require insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. FHN paid a cash dividend of $.09 per common share on January 2, 2018, and in January 2018 the Board approved a $.12 per common share cash dividend payable on April 2, 2018, to shareholders of record on March 9, 2018. FHN paid a cash dividend of $1,550.00 per preferred share on January 10, 2018, and in January 2018 the Board approved a $1,550.00 per preferred share cash dividend payable on April 10, 2018, to shareholders of record on March 23, 2018.
CREDIT RATINGS
FHN is currently able to fund a majority of the balance sheet through core deposits, which are generally not as sensitive to FHN’s credit ratings as other types of funding. However, maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity should FHN need to access funding from other sources, including from long-term debt issuances and certain brokered deposits, at an attractive rate. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such factors as capital levels, asset quality, and reputation. The availability of core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources. FHN’s credit ratings are also referenced in various respects in agreements with certain derivative counterparties as discussed in Note 22 - Derivatives.

The following table provides FHN’s most recent credit ratings:
Table 28 - Credit Ratings

	Moody's (a)	Fitch (b)
First Horizon National Corporation
Overall credit rating: Long-term/Short-term/Outlook	Baa3/-/Stable	BBB-/F3/Positive
Long-term senior debt	Baa3	BBB-
Subordinated debt	Baa3	BB+
Preferred stock	Ba2	B
First Tennessee Bank National Association
Overall credit rating: Long-term/Short-term/Outlook	Baa3/P-2/Stable	BBB-/F3/Positive
Long-term/short-term deposits	A3/P-2	BBB/F3
Long-term/short-term senior debt	Baa3/P-2	BBB-/F3
Subordinated debt	Baa3	BB+
Preferred stock	Ba2	B
FT Real Estate Securities Company, Inc.
Preferred stock	Ba1
A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.
(a) Last change in ratings was on May 14, 2015; ratings/outlook affirmed on May 5, 2017.
(b) Last change in ratings was on December 13, 2012; outlook revised to positive on January 23, 2017 and ratings/outlook affirmed on December 15, 2017.

CASH FLOWS
The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years ended December 31, 2017, 2016, and 2015. The level of cash and cash equivalents increased $414.3 million during 2017 and $6.7 million in 2016 compared to a decrease of $40.3 million in 2015. During 2017, cash provided by financing activities was greater than cash used by operating and investing activities, whereas in 2016 and 2015 the cash provided by operating and financing activities was more than cash provided by investing activities.
Net cash provided by financing activities was $1.8 billion in 2017 compared to $2.3 billion in 2016. In 2017, FHN had financing cash inflows of $2.1 billion related to an increase in short-term borrowings, primarily FHLB borrowings used to fund loan growth; however these were somewhat offset by a decrease in deposit balances and an increase in cash dividends relative to 2016. Net cash used by investing activities was $1.3 billion in 2017 as compared to $2.5 billion in 2016. Investing outflows in 2017 were primarily driven by increases in loan balances and interest-bearing cash of $808.4 million and $121.4 million, respectively, as well as $336.6 million of net cash payments associated with the CBF and Coastal acquisitions. Net cash used by operating activities was $17.4 million in 2017 compared to net cash provided by operating activities of $182.7 million in 2016. Operating cash flows in 2017 were negatively impacted by a net increase in loans HFS within the fixed income segment as well as cash outflows of $384.2 million related to fixed income activities, but were favorably impacted by cash-related net income items and a $226.2 million net decrease in operating assets and liabilities.
Net cash provided by financing activities was $2.3 billion in 2016 compared to $111.0 million in 2015. In 2016, financing cash inflows were positively affected by a $2.7 billion increase in deposits, due in large part to increases in insured network deposits and commercial customer deposits, but were somewhat offset by $267.5 million in payments of long-term borrowings, which included the maturity of $250 million of subordinated notes. Additionally, share repurchases and dividend payments negatively affected financing cash flows in 2016, offsetting a portion of the increase in cash provided by financing activities. Net cash provided by operating activities was $182.7 million in 2016 compared to $367.0 million in 2015. Operating cash flows in 2016 were favorably driven by cash-related net income items, but were negatively affected by a $165.0 million cash contribution to the qualified pension plan in third quarter and net changes in operating assets and liabilities of $43.7 million. Net cash used by investing activities was $2.5 billion in 2016 compared to $518.4 million in 2015. Investing cash outflows in 2016 were primarily attributable to loan growth within the regional bank, including the purchase of $537.4 million UPB of franchise finance loans in third quarter. Additionally, a $457.2 million increase in interest-bearing cash, as well as net cash outflows related to the purchases of AFS securities and premises and equipment also negatively impacted investing cash flows in 2016.

Net cash used by investing activities was $518.4 million in 2015. Cash outflows in 2015 were primarily attributable to loan growth within the regional bank and a $332.2 million net decrease in cash related to the available-for-sale securities portfolio, as purchases were greater than cash inflows from sales and maturities. These cash outflows were somewhat offset by a $1.0 billion decrease in interest-bearing cash which positively affected cash flows from investing activities. Net cash provided by operating activities was $367.0 million in 2015. Operating cash flows in 2015 were favorably driven by cash-related net income items and a $266.7 million net increase in cash related to fixed income activities, but were somewhat offset by cash outflows related to operating assets and liabilities of $118.0 million. Net cash provided by financing activities was $111.0 million in 2015. In 2015 financing cash inflows were favorably impacted by a $1.6 billion increase in deposits, largely the result of an increase in commercial customer deposits and the timing of a new correspondent banking product which resulted in a shift in funding from short-term borrowings. Additionally, proceeds from the issuance of $500.0 million of senior notes in 2015 positively affected financing cash flows. These inflows were partially offset by cash outflows related to long-term debt, including the maturity of $500 million of senior notes and $304 million of subordinated notes, as well as the redemption of $206 million of junior subordinated debt underlying trust preferred securities. Additionally, an $816.3 million decrease in short-term borrowings, due in part to the shift in funding associated with the new product offering in correspondent banking previously mentioned, as well as dividends paid and share repurchases negatively impacted cash from financing activities in 2015.
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
In 2007, market conditions deteriorated to the point where mortgage-backed securitizations could no longer be sold economically; FHN’s last securitization occurred that year. FHN continued selling mortgage loans to GSEs until August 31, 2008, when FHN sold its national mortgage origination and servicing platforms along with a portion of its servicing assets and obligations. FHN then contracted to have its remaining servicing obligations sub-serviced. Since the platform sale FHN has sold substantially all remaining servicing assets and obligations in several transactions.
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
After several years resolving repurchase and make-whole claims with each GSE on a loan-by-loan basis, in 2013 and 2014 FHN entered into DRAs with the GSEs, resolving a substantial majority of potential claims. Starting in 2014 the overall number of such claims diminished substantially, primarily as a result of the DRAs. Each DRA resolved obligations associated with loans originated from 2000 to 2008, but certain obligations and loans were excluded. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have loan repurchase or monetary compensation obligations under the DRAs related to private mortgage insurance rescissions, cancellations, and denials (with certain exceptions). FHN also has exposure related to loans where there has been a prior bulk sale of servicing, as well as certain other whole-loan sales. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for MI cancellations and denials to the extent attributable to the acts of the current servicer.
While large portions of repurchase claims from the GSEs were settled with the DRAs, comprehensive settlement of repurchase, make-whole, and indemnity claims with non-Agency claimants is not practical. Such claims that are not resolved by the parties can, and sometimes have, become litigation.
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
Servicing Obligations
FHN’s national servicing business was sold as part of the platform sale in 2008. A significant amount of MSR was sold at that time, and a significant amount was retained. The related servicing activities, including foreclosure and loss mitigation practices, not sold in 2008 were outsourced through a three-year subservicing arrangement (the “2008 subservicing agreement”) with the platform buyer (the “2008 subservicer”). The 2008 subservicing agreement expired in 2011 when FHN entered into a replacement agreement with a new subservicer (the “2011 subservicer”). In fourth quarter 2013, FHN contracted to sell a substantial majority of its remaining servicing obligations and servicing assets (including advances) to the 2011 subservicer. The servicing was transferred to the buyer in stages, and was substantially completed in first quarter 2014. The servicing still retained by FHN is not significant and continues to be subserviced.
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
As mentioned in Note 17—Contingencies and Other Disclosures—FHN has received a notice of indemnification claims from its 2011 subservicer, Nationstar Mortgage LLC, currently doing business as “Mr. Cooper.” The notice asserts several categories of indemnity obligations by FHN to Nationstar in connection with mortgage loans under the subservicing arrangement and under the purchase transaction. This matter currently is not in formal litigation, but litigation in the future is possible.

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
From 2005 through 2007, $26.7 billion of mortgage loans were included in FH proprietary securitizations. The last FH securitization occurred in 2007. On December 31, 2017, the remaining UPB of loans held in FH proprietary securitizations was $3.0 billion, comprised of $2.2 billion of Alt-A loans and $.8 billion of Jumbo loans.
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
Active Pipeline
FHN accumulates the amount of repurchase requests, make-whole claims, and certain other related claims into the “active pipeline.” The active pipeline includes the amount of claims for loan repurchase, make-whole payments, loans as to which MI has been canceled, and information requests from purchasers of loans originated and sold through FHN’s legacy mortgage banking business. MI was required for certain of the loans sold to GSEs or that were securitized. Although unresolved MI cancellation notices are not formal repurchase requests, FHN includes those loans in the active pipeline. Additionally, FHN is responsible for covering losses for purchasers to the extent there is a shortfall in MI insurance coverage (MI curtailment). Generally, the amount of a loan subject to a repurchase/make-whole claim, or with open MI issues, remains in the active pipeline throughout the resolution process with a claimant. Through June 2016 the active pipeline decreased, due in part to settlements and other resolutions, but also due to significant reductions in inflows. The pipeline is now relatively flat at a much lower level due to a slower pace of inflows and resolutions. On December 31, 2017, the active pipeline was $44.1 million, down from $51.7 million on December 31, 2016.
The following table provides the number and unpaid principal amount of loans in the active repurchase request pipeline, including related unresolved MI notices and other requests as of December 31, 2017 and 2016.
Table 29—Active Pipeline

	December 31, 2017		December 31, 2016
(Dollars in thousands)	Number	Amount	Number	Amount
Repurchase/make whole requests:
Agencies	32	$4,661	23	$4,196
Non-Agency whole loan-related	118	17,927	126	19,214
MI	85	13,843	147	23,171
Other requests (a)	49	7,637	37	5,122
Total	284	$44,068	333	$51,703

(a)	Other requests typically include requests for additional information from both GSE and non-GSE purchasers.
On December 31, 2017, Agencies accounted for approximately 55 percent of the total active pipeline, inclusive of MI cancellation notices, MI curtailments, and all other claims. MI curtailment requests, the largest portion of the active pipeline, are intended only to cover the shortfall in MI insurance proceeds. As a result, FHN’s loss from MI curtailments as a percentage of UPB generally is significantly lower than that of a repurchase or make-whole claim. At December 31, 2017, the active pipeline contained no loan repurchase or make-whole requests from the FH proprietary securitization trustee related to first lien mortgage loans based on claims related to breaches of representations and warranties related to origination.
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
Repurchase Accrual Approach
Repurchase/Make-whole and Damages obligations and estimates for probable incurred losses associated with loan populations excluded from the DRAs are significant components of FHN’s remaining repurchase liability as of December 31, 2017. Other components of that liability primarily relate to other whole loans sold, MI rescissions, and loans included in bulk servicing sales effected prior to the DRAs.
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
The following table provides a rollforward of the legacy mortgage repurchase liability during 2017 and 2016:
Table 30—Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	2017	2016
Legacy Mortgage
Beginning balance	$65,309	$114,947
Provision/(provision credit) for repurchase and foreclosure losses (a)	(22,527)	(32,722)
Net realized losses	(9,226)	(16,916)
Balance on December 31	$33,556	$65,309
(a) Year ended December 31, 2017 and 2016 include $20.0 million and $31.4 million, respectively, related to the settlement of certain repurchase claims.
Other FHN Mortgage Exposures
At December 31, 2017, FHN had not accrued a liability for exposure for repurchase of first-lien loans related to FH proprietary securitizations arising from claims from the trustee that FHN breached its representations and warranties in FH proprietary securitizations at closing. FHN’s trustee is a defendant in lawsuits in which the plaintiffs have asserted that the trustee has duties to review loans and otherwise to act against FHN outside of the duties specified in the applicable trust documents; FHN is not a defendant and is not able to assess what, if any, exposure FHN may have as a result of them.
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
Many non-GSE purchasers of whole loans from FHN included those loans in their own securitizations. Regarding such other whole loans sold, FHN made representations and warranties concerning the loans and provided indemnity covenants to the purchaser/securitizer. Typically the purchaser/securitizer assigned key contractual rights against FHN to the securitization trustee. As mentioned above, repurchase, make-whole, indemnity, and other monetary claims related to specific loans are included in the active pipeline and repurchase reserve. In addition, currently the following categories of actions are pending which involve FHN and other whole loans sold: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii) FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; and (iii) FHN has received repurchase, indemnity, and other demands from purchasers or their assignees. At December 31, 2017, FHN’s repurchase and foreclosure liability included certain known exposures from other whole loans sold.
Other Contractual Obligations
Pension obligations are funded by FHN to provide current and future benefits to participants in FHN’s noncontributory, defined benefit pension plan. On December 31, 2017, the annual measurement date, pension obligations (representing the present value of estimated future benefit payments), including obligations of the unfunded plans, were $840.9 million with $881.2 million of assets (measured at current fair value) in the qualified plan’s trust to fund the qualified plan’s obligations. The discount rate for 2017 of 3.76 percent for the qualified pension plan and 3.59 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN’s plans and participant populations. See Note 18 - Pension, Savings, and Other Employee Benefits for additional information. As of December 31, 2017, the plan assets exceeded the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan. Decisions to contribute to the plan are based upon pension funding requirements under the Pension Protection Act, the maximum amount deductible under the Internal Revenue Code, the actual performance of plan assets, and trends in the regulatory environment. FHN contributed $165 million to the qualified pension plan in third quarter 2016. No contributions were made to the qualified pension plan in 2017. In December 2017 FHN contributed $5.1 million to pension plans acquired from CBF, resulting in those plans being almost fully funded. Management has assessed the need for future contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2018.
The nonqualified pension plans and other postretirement benefit plans, excluding the retiree medical plan, are unfunded. Benefit payments under the non-qualified plans were $5.4 million in 2017. FHN anticipates 2018 benefit payments to be $5.7 million.
FHN has various other financial obligations which may require future cash payments. The following table sets forth contractual obligations representing required and potential cash outflows as of December 31, 2017. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon and are not included in the table.
Table 31—Contractual Obligations

	Payments due by period (a)
	Less than	1 year -	3 years -	After 5
(Dollars in thousands)	1 year	< 3 years	< 5 years	years	Total
Contractual obligations:
Time deposit maturities (b) (c)	$2,001,083	$767,798	$538,543	$15,497	$3,322,921
Term borrowings (b) (d)	7,401	900,000	209	353,866	1,261,476
Annual rental commitments under noncancelable leases (b) (e)	29,862	52,844	39,015	59,069	180,790
Purchase obligations	83,879	58,848	16,841	8,893	168,461
Total contractual obligations	$2,122,225	$1,779,490	$594,608	$437,325	$4,933,648

(a)	Excludes a $4.3 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.

(b)	Amounts do not include interest.

(c)	See Note 8 - Time Deposit Maturities for further details.

(d)	See Note 10 - Term Borrowings for further details.

(e)	See Note 6 - Premises, Equipment and Leases for further details.
MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS
FHN’s future results could be affected both positively and negatively by several known trends. Key among those are FHN’s strategic initiatives, changes in the U.S. economy and outlook, government actions affecting interest rates, and potential changes in federal policies. In addition, legacy matters in the non-strategic segment are likely to continue to impact FHN’s annual results in ways which are both difficult to predict and unrelated to current operations.
FHN has prioritized expense discipline to include reducing or controlling certain expenses and investing in revenue-producing activities and critical infrastructure. FHN has actively pursued acquisition opportunities while maintaining a disciplined approach to valuations. FHN remains committed to organic growth through customer retention, key hires, targeted incentives, and other traditional means.
Performance by FHN, and the entire U.S. financial services industry, is affected considerably by the overall health of the U.S. economy. The most recent recession ended in 2009. Growth during the economic expansion since 2009 largely has been muted, compared to earlier recoveries, and somewhat inconsistent from one quarter to the next. Though the economic expansion is over 8 years old, currently the U.S. economy does not appear to be weakening or falling back into recession. In fact, during 2017 many signs pointed to economic strengthening. A continuation of the current expansion would support, rather than hinder, future loan and other financial activity growth by our customers.

Starting in 2015 through 2017, the Federal Reserve has raised short-term interest rates five times, in each case by 25 basis points, signaling a willingness to continue to raise rates in a measured fashion depending on economic data and trends. If the Fed continues to raise rates, FHN’s net interest margin in the future is likely to continue an improving trend.  A steeper yield curve should also bolster activity within FHN’s Fixed Income business.  However, if future economic data shows a risk of lower growth or recession, interest rates may stall or even fall, which likely would adversely impact FHN’s net interest margin.  Falling and/or moderately volatile interest rates, however, should enhance activity within FHN’s Fixed Income business.  Also, if Fed actions cause long-term rates to rise slower than short-term rates, then the yield curve would flatten, which would adversely impact FHN’s net interest margin.
FHN cannot predict the timing, resolution and effects of potential new legislation. The potential legislative actions which currently seem the most likely to be impactful to FHN include general regulatory reform and financial regulatory reform, both of which can affect the overall economy and FHN customers as well as FHN directly.
Lastly, while FHN has made significant progress in resolving matters from the legacy mortgage business, some matters remain unresolved. The timing or financial impact of resolution of these matters, most of which are in litigation, cannot be predicted with accuracy. Accordingly, the non-strategic segment is expected to occasionally and unexpectedly impact FHN’s overall quarterly results negatively or positively with reserve accruals or releases. Also, although new legacy matters of significance arise at a much slower pace than in years past and some formerly common legal claims no longer can be made due to the passage of time, potential for new legacy matters remains.
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
See Note 1 - Summary of Significant Accounting Policies and Note 5 - Allowance for Loan Losses for detail regarding FHN’s processes, models, and methodology for determining the ALLL.

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
Estimating probable losses associated with FHN's repurchase obligations for alleged breaches of representations and warranties related to prior Agency and other whole loan sales requires significant management judgment and assumptions. The loss estimation process relies on historical observed trends that may or may not be representative of future actual results. Those trends include observed loss severities, resolution statistics, delinquency trends, and historical average loan sizes. Additionally, the level of repurchase/make-whole request and associated losses are affected by external factors such as GSE review practices and selection criteria (for loans sold to GSEs excluded from the DRAs), housing prices, actions of purchasers and/or servicers of previously sold loans, actions of MI companies, and economic conditions, all of which could change in the future.
In making these estimates and assumptions FHN has contemplated, among other things, the DRAs, estimates of FHN's repurchase or monetary exposure related to loans excluded from the DRAs, and estimates of FHN's repurchase or monetary exposure related to certain other whole loan sales. Additionally, FHN continues to monitor claims included in the active pipeline, claims from other parties for which loans are not identified, historical repurchase rates, and loss severities.
Based on currently available information and experience to date, FHN has evaluated its exposure under these obligations and accordingly had reserved for losses of $34.2 million and $66.0 million as of December 31, 2017 and 2016, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase/(decrease) the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income. The estimate is based upon currently available information and fact patterns that exist as of the balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN's liability. FHN continues to monitor trends in claims activity, loss severities, success rates, GSE review practices, MI cancellations, and the status of other claims in order to assess the adequacy of the repurchase liability. At December 31, 2017, FHN had not accrued a liability for exposure for repurchase of first-lien loans related to FH proprietary securitizations arising from claims from the trustee that FHN breached its representations and warranties in FH proprietary securitizations at closing.
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
Companies are permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether the quantitative assessment should be performed. If FHN concludes that it is more likely than not that a reporting unit's fair value is less than its carrying value, or if management elects, the quantitative analysis is performed. In 2017, FHN performed a qualitative analysis for its regional banking and fixed income reporting units and determined that it was more likely than not that the fair values of both reporting units exceed their carrying values. In performing its evaluation, FHN considered both positive and negative factors that could affect the status of the regional banking and fixed income reporting units since the most recent quantitative analysis, which was performed in 2016. The factors included trends in revenues and expenses, changes in financial projections, macroeconomic considerations including interest rates, changes in the carrying values of the reporting units and available market pricing evidence.

In 2016, FHN engaged an independent valuation expert to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2016 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public companies’ trading values, and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the fixed income reporting unit. The most recent valuations as of October 1, 2016, indicated no goodwill impairment in either of the reporting units with goodwill. As of the most recent quantitative assessment, the fair values of regional banking and fixed income substantially exceeded their carrying values.
Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a “critical accounting estimate” because estimates and assumptions are made about FHN’s future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.). FHN’s policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and fixed income business reporting units. As of December 31, 2017, the corporate and non-strategic reporting units had no associated goodwill.

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
In connection with obtaining the independent valuation in 2016, management provided certain data and information that was utilized in the estimation of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. Other assumptions critical to the process were also made, including discount rates, interest rate changes, asset and liability growth rates, and other income and expense estimates.
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

See also Note 15 - Income Taxes for additional information.
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
See Note 17 - Contingencies and Other Disclosures for additional information.
ACCOUNTING CHANGES ISSUED BUT NOT CURRENTLY EFFECTIVE
Refer to Note 1 – Summary of Significant Accounting Policies for a detail of accounting standards that have been issued but are not currently effective, which section is incorporated into this MD&A by this reference.

Table 32 - Summary of Quarterly Financial Information

	2017				2016
	Fourth	Third	Second	First	Fourth	Third	Second	First
(Dollars in millions except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Summary income information:
Interest income	$287.6	$248.1	$235.3	$218.8	$219.9	$207.0	$197.4	$193.7
Interest expense	45.5	38.3	34.6	29.1	24.3	21.8	21.1	21.6
Provision/(provision credit) for loan losses	3.0	—	(2.0)	(1.0)	—	4.0	4.0	3.0
Noninterest income	133.2	112.4	127.7	116.9	124.1	148.5	145.5	134.3
Noninterest expense	346.7	236.9	217.9	222.2	237.9	233.6	226.8	226.9
Net income/(loss)	(48.4)	71.8	95.2	58.4	57.7	67.6	60.9	52.2
Income/(loss) available to common shareholders	(52.8)	67.3	90.8	54.0	$53.3	$63.2	$56.5	$47.8
Earnings/(loss) per common share	$(0.20)	$0.29	$0.39	$0.23	$0.23	$0.27	$0.24	$0.20
Diluted earnings/(loss) per common share	(0.20)	0.28	0.38	0.23	0.23	0.27	0.24	0.20
Common stock information:
Closing price per share:
High	$20.55	$19.15	$19.06	$20.76	$20.61	$15.48	$14.70	$14.19
Low	18.02	16.05	16.91	17.90	14.71	13.13	12.54	11.62
Period-end	19.99	19.15	17.42	18.50	20.01	15.23	13.78	13.10
Cash dividends declared per share	0.09	0.09	0.09	0.09	0.07	0.07	0.07	0.07

NON-GAAP INFORMATION
The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:
Table 33—Non-GAAP to GAAP Reconciliation

(Dollars in thousands)	2017	2016	2015	2014	2013
Tangible Common Equity (Non-GAAP)
(A) Total equity (GAAP)	$4,580,488	$2,705,084	$2,639,586	$2,581,590	$2,488,377
Less: Noncontrolling interest (a)	295,431	295,431	295,431	295,431	295,431
Less: Preferred stock (a)	95,624	95,624	95,624	95,624	95,624
Total common equity	4,189,433	2,314,029	2,248,531	2,190,535	2,097,322
Less: Intangible assets (GAAP) (b)	1,571,242	212,388	217,522	175,450	163,931
(B) Tangible common equity (Non-GAAP)	2,618,191	2,101,641	2,031,009	2,015,085	1,933,391
Less : Unrealized gains/ (losses) on AFS	(21,997)	(17,232)	3,394	18,581	(11,241)
securities, net of tax
(C) Adjusted tangible common equity (Non- I I GAAP)	$2,640,188	$2,118,873	$2,027,615	$1,996,504	$1,944,632
Tangible Assets (Non-GAAP)
(D) Total assets (GAAP)	$41,423,388	$28,555,231	26,192,637	$25,665,423	$23,782,395
Less: Intangible assets (GAAP) (b)	1,571,242	212,388	217,522	175,450	163,931
(E) Tangible assets (Non-GAAP)	$39,852,146	$28,342,843	$25,975,115	$25,489,973	$23,618,464
Average Tangible Common Equity (Non-GAAP)
Average total equity (GAAP)	$2,970,308	$2,691,478	$2,581,187	$2,591,967	$2,518,772
Less: Average noncontrolling interest (a)	295,431	295,431	295,431	295,431	295,345
Less: Average preferred stock (a)	95,624	95,624	95,624	95,624	87,785
(F) Total average common equity	$2,579,253	$2,300,423	$2,190,132	$2,200,912	$2,135,642
Less: Average intangible assets (GAAP) (b)	376,306	214,915	183,127	163,282	161,632
(G) Average tangible common equity (Non-	$2,202,947	$2,085,508	$2,007,005	$2,037,630	$1,974,010
GAAP)
Net Income Available to Common Shareholders
(H) Net income available to common	$159,315	$220,846	$79,679	$216,319	$21,066
shareholders
Risk Weighted Assets
(I) Risk weighted assets (c)	$33,373,877	$23,914,158	$21,812,015	$19,452,656	$18,878,594
Ratios
(A)/(D) Total period-end equity to period-end	11.06%	9.47%	10.08%	10.06%	10.46%
assets (GAAP)
(B)/(E) Tangible common equity to tangible	6.57	7.42	7.82	7.91	8.19
assets (“TCE/TA”) (Non-GAAP) (d)
(C)/(I) Adjustable tangible common equity to	7.91	8.86	9.30	10.26	10.30
risk weighted assets ("TCE/RWA") (Non-GAAP) (d)
(H)/(F) Return on average common equity	6.18	9.60	3.64	9.83	0.99
(“ROE”) (GAAP) (d)
(H)/(G) Return on average tangible common	7.23	10.59	3.97	10.62	1.07
equity (“ROTCE”) (Non-GAAP) (d)
(a)Included in Total equity on the Consolidated Statements of Condition.
(b)Includes Goodwill and other intangible assets, net of amortization.
(c)Defined by and calculated in conformity with bank regulations applicable to FHN.
(d)See Glossary of Terms for definition of ratio.

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted Tangible Common Equity to Risk Weighted Assets (“TCE/RWA”) - Common equity excluding intangible assets and unrealized gains/(losses) on available-for-sale securities divided by risk weighted assets.
Allowance for Loan Losses (“ALLL”) - Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.
Agencies - In this annual report, Agencies are collectively GSEs plus GNMA.
Basis Point - The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure spreads and movements in interest yields and rates and in measures based on interest yields and rates.
Book Value Per Common Share - A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.
Commercial and Standby Letters of Credit - Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers’ payables and receivables. Standby letters of credit are issued by an entity to ensure its customers’ performance in dealing with others.
Commitment to Extend Credit ("Unfunded Commitments") - Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.
Common Equity Tier 1 - A measure of a company's capital position under U.S. Basel III capital rules, which includes common equity less goodwill, other intangibles and certain other required regulatory deductions as defined in those rules.
Core Businesses - Management treats regional banking, fixed income, and corporate as FHN's core businesses. Non-strategic has significant legacy assets and operations that are being wound down.
Core Deposits - Core deposits consist of all interest-bearing and noninterest-bearing deposits, except brokered deposits and certificates of deposit over $250,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.
Derivative Financial Instrument - A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.
Diluted Earnings/(Loss) Per Common Share (“Diluted EPS”) - Net income/(loss) available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.
Discharged Bankruptcies - Residential real estate secured loans where the borrower has been discharged from personal liability through bankruptcy proceedings. Such loans that have not been reaffirmed by the borrower are charged down to estimated collateral value less disposition costs (net realizable value) and are reported as nonaccruing TDRs.
Discounted Cash Flow (“DCF Method”) - A valuation method based on the present value of expected future payments discounted at the loan’s effective interest rate.
Earning Assets - Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.
Earnings/(Loss) Per Common Share (“EPS”) - Net income/(loss) available to common shareholders, divided by the weighted average number of common shares outstanding.
Fully Taxable Equivalent (“FTE”) - Reflects the amount of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.
Forward Contracts - Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Government Sponsored Entities ("GSEs") - In this annual report, the term "GSEs" includes Fannie Mae and Freddie Mac.

Individually Impaired Loans - Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment.
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
Interest Rate Swaptions - Options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.
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
Lower of Cost or Market (“LOCOM”) - A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.
Market Capitalization - Market value of a company. Computed by multiplying the number of shares outstanding by the current stock price.
Market-Indexed Deposits: Deposits with pricing tied to an index not administered by FHN. For FHN these are comprised of insured network deposits, correspondent banking deposits, and trust/sweep deposits.
Mortgage Backed Securities ("MBS") - Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.
Mortgage Warehouse - Mortgage loans that have been closed and funded and are awaiting sale and delivery into the secondary market. Also includes loans that management does not have the intent to hold for the foreseeable future.
Mortgage Servicing Rights (“MSR”) - The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.
Net Interest Margin (“NIM”) - Expressed as a percentage, net interest margin is a ratio computed by dividing a day-weighted fully taxable equivalent net interest income by average earning assets.
Net Interest Spread - The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.
Nonaccrual or Nonperforming Loans (“NPLs”) - Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is generally reported on a cash basis as it is collected after recovery of principal.
Non-GAAP - Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 33 of MD&A.
Nonperforming Assets (“NPAs”) - Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.
Origination Fees - A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.
Provision for Loan Losses - The periodic charge to earnings for inherent losses in the loan portfolio.
Purchased Credit-Impaired (“PCI”) Loans - Acquired loans that have exhibited deterioration of credit quality between origination and the time of acquisition and for which the timely collection of the interest and principal is no longer reasonably assured.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Purchase Obligation - An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
Restricted Real Estate Loans and Secured Borrowings -Includes restricted loans that are assets of a consolidated variable interest entity (“VIE”) that can be used only to settle obligations of the consolidated VIE and loans from nonconsolidated VIE in which the securitization did not qualify for sale treatment per GAAP. These loans secure long-term borrowings of the respective VIE.
Return on Average Assets (“ROA”) - A measure of profitability that is calculated by dividing net income by total average assets.
Return on Average Common Shareholders’ Equity (“ROE”) - A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.
Return on Average Tangible Common Equity (“ROTCE”) - A Non-GAAP measure of profitability that is calculated by dividing net income available to common shareholders by average tangible common equity.
Risk-Weighted Assets - A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet financial instruments.
Tangible Common Equity to Tangible Assets (“TCE/TA”) - A ratio which may be used to evaluate a company’s capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company’s total assets less goodwill and other intangible assets.
Tier 1 Capital Ratio - Ratio consisting of shareholders' equity adjusted for certain unrealized gains/(losses) on available-for-sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-weighted assets.
Total Capital Ratio - Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-weighted assets.
Troubled Debt Restructuring (“TDR”) - A loan is identified and reported as a TDR when FHN has granted an economic concession to a borrower experiencing financial difficulty.

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
CBF        Capital Bank Financial
CD        Certificate of deposit
CECL        Current Expected Credit Loss
CEO        Chief Executive Officer
CFH        Coastal Financial Holdings
CFPB        Consumer Financial Protection Bureau
CMO        Collateralized mortgage obligations
CRA        Community Reinvestment Act
CRE        Commercial Real Estate
CRMC        Credit Risk Management Committee
DFAST        Dodd-Frank Act Stress Test
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

ACRONYMS (continued)

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
PCI        Purchased credit impaired
PD        Probability of default
PM        Portfolio managers
PMC        Professional Mortgage Company, Inc.
PreTSL        Preferred Term Securities Limited
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

ACRONYMS (continued)

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
Management assessed the effectiveness of First Horizon National Corporation’s internal control over financial reporting as of December 31, 2017. This assessment was based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2017.
On November 30, 2017, we acquired Capital Bank Financial Corp. (“CBF”) and its subsidiaries, including Capital Bank Corporation, by merger. See Note 2 - Acquisitions and Divestitures of our consolidated financial statements for additional information. CBF represented approximately 20% of our consolidated total assets as of December 31, 2017 and 5% of income before income taxes for the year then ended. As permitted by the Securities and Exchange Commission, management has elected to exclude CBF from its assessment of internal control over financial reporting as of December 31, 2017.
First Horizon National Corporation’s independent auditors have issued an attestation report on First Horizon National Corporation’s internal control over financial reporting. That report appears on the following page.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
First Horizon National Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited First Horizon National Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of condition of the Company as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and related notes, and our report dated February 28, 2018 expressed an unqualified opinion on those consolidated financial statements.
On November 30, 2017, the Company acquired Capital Bank Financial Corp. (“CBF”) and its subsidiaries, including Capital Bank Corporation, by merger. CBF represented approximately 20% of consolidated total assets as of December 31, 2017 and 5% of income before income taxes for the year then ended. As permitted by the Securities and Exchange Commission, management elected to exclude CBF from its assessment of internal control over financial reporting as of December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Capital Bank Financial Corp.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Memphis, Tennessee
February 28, 2018

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
First Horizon National Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report includes a paragraph stating that management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Capital Bank Financial Corp.’s (“CBF”) internal control over financial reporting. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of CBF.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP
We have served as the Company’s auditor since 2002.
Memphis, Tennessee
February 28, 2018

CONSOLIDATED STATEMENTS OF CONDITION

	December 31
(Dollars in thousands, except per share amounts)	2017	2016
Assets:
Cash and due from banks	$639,073	$373,274
Federal funds sold	87,364	50,838
Securities purchased under agreements to resell (Note 23)	725,609	613,682
Total cash and cash equivalents	1,452,046	1,037,794
Interest-bearing cash	1,185,600	1,060,034
Trading securities	1,416,345	897,071
Loans held-for-sale (a)	699,377	111,248
Securities available-for-sale (Note 3)	5,170,255	3,943,499
Securities held-to-maturity (Note 3)	10,000	14,347
Loans, net of unearned income (Note 4) (b)	27,658,929	19,589,520
Less: Allowance for loan losses (Note 5)	189,555	202,068
Total net loans	27,469,374	19,387,452
Goodwill (Note 7)	1,386,853	191,371
Other intangible assets, net (Note 7)	184,389	21,017
Fixed income receivables	68,693	57,411
Premises and equipment, net (December 31, 2017 and 2016 include $53.2 million and $5.8 million, respectively, classified as held-for-sale) (Note 6)	532,251	289,385
Other real estate owned (“OREO”) (c)	43,382	16,237
Derivative assets (Note 22)	81,634	121,654
Other assets	1,723,189	1,406,711
Total assets	$41,423,388	$28,555,231
Liabilities and equity:
Deposits:
Savings (December 31, 2017 includes $22.6 million classified as held-for-sale)	$10,872,665	$9,428,197
Time deposits net (December 31, 2017 includes $8.0 million classified as held-for-sale)(Note 8)	3,322,921	1,355,133
Other interest-bearing deposits	8,401,773	5,948,439
Interest-bearing	22,597,359	16,731,769
Noninterest-bearing (December 31, 2017 includes $4.8 million classified as held-for-sale)	8,023,003	5,940,594
Total deposits	30,620,362	22,672,363
Federal funds purchased (Note 9)	399,820	414,207
Securities sold under agreements to repurchase (Note 9 and Note 23)	656,602	453,053
Trading liabilities (Note 9)	638,515	561,848
Other short-term borrowings (Note 9)	2,626,213	83,177
Term borrowings (Note 10)	1,218,097	1,040,656
Fixed income payables	48,996	21,002
Derivative liabilities (Note 22)	85,061	135,897
Other liabilities	549,234	467,944
Total liabilities	36,842,900	25,850,147
Equity:
First Horizon National Corporation Shareholders’ Equity:
Preferred stock - Series A, non-cumulative perpetual, no par value, liquidation preference of $100,000 per share - (shares authorized - 1,000; shares issued - 1,000 on December 31, 2017 and 2016) (Note 11)	95,624	95,624
Common stock - $.625 par value (shares authorized - 400,000,000; shares issued - 326,736,214 on December 31, 2017 and 233,623,686 on December 31, 2016)	204,211	146,015
Capital surplus	3,147,613	1,386,636
Undivided profits	1,160,434	1,029,032
Accumulated other comprehensive loss, net (Note 14)	(322,825)	(247,654)
Total First Horizon National Corporation Shareholders’ Equity	4,285,057	2,409,653
Noncontrolling interest (Note 11)	295,431	295,431
Total equity	4,580,488	2,705,084
Total liabilities and equity	$41,423,388	$28,555,231
See accompanying notes to consolidated financial statements.

(a)	December 31, 2017 and 2016 include $11.7 million and $19.3 million, respectively, of held-for-sale consumer mortgage loans secured by residential real estate in process of foreclosure.

(b)	December 31, 2017 and 2016 include $22.7 million and $28.5 million, respectively, of held-to-maturity consumer mortgage loans secured by residential real estate in process of foreclosure.

(c)	December 31, 2017 and 2016 include $6.3 million and $8.1 million, respectively, of foreclosed residential real estate.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
(Dollars and shares in thousands except per share data, unless otherwise noted)	2017	2016	2015
Interest income:
Interest and fees on loans	$816,806	$679,917	$600,313
Interest on investment securities available-for-sale	105,019	96,671	93,626
Interest on investment securities held-to-maturity	591	789	283
Interest on loans held-for-sale	17,517	5,506	5,457
Interest on trading securities	34,991	30,779	35,074
Interest on other earning assets	15,006	4,247	1,652
Total interest income	989,930	817,909	736,405
Interest expense:
Interest on deposits:
Savings	42,519	19,608	11,992
Time deposits	13,111	10,021	8,667
Other interest-bearing deposits	24,481	10,357	4,491
Interest on trading liabilities	15,468	15,000	15,976
Interest on short-term borrowings	16,000	4,736	3,172
Interest on term borrowings	36,037	29,103	38,387
Total interest expense	147,616	88,825	82,685
Net interest income	842,314	729,084	653,720
Provision/(provision credit) for loan losses	—	11,000	9,000
Net interest income after provision/(provision credit) for loan losses	842,314	718,084	644,720
Noninterest income:
Fixed income	216,625	268,561	231,337
Deposit transactions and cash management	110,592	108,553	112,843
Brokerage, management fees and commissions	48,514	42,911	46,496
Trust services and investment management	28,420	27,727	27,577
Bankcard income	25,467	24,430	22,238
Bank-owned life insurance	15,124	14,687	14,726
Debt securities gains/(losses), net (Note 3 and Note 14)	483	1,485	1,836
Equity securities gains/(losses), net (Note 3)	109	(144)	(458)
All other income and commissions (Note 13)	44,885	64,231	60,730
Total noninterest income	490,219	552,441	517,325
Adjusted gross income after provision/(provision credit) for loan losses	1,332,533	1,270,525	1,162,045
Noninterest expense:
Employee compensation, incentives, and benefits	589,411	562,948	511,633
Occupancy	54,646	50,880	51,117
Computer software	48,234	45,122	44,724
Professional fees	47,929	19,169	18,922
Operations services	43,823	41,852	39,261
Equipment rentals, depreciation, and maintenance	29,543	27,385	30,864
FDIC premium expense	26,818	21,585	18,027
Advertising and public relations	19,214	21,612	19,187
Communications and courier	17,624	14,265	15,820
Contract employment and outsourcing	14,954	10,061	14,494
Legal fees	12,076	21,558	16,287
Amortization of intangible assets	8,728	5,198	5,253
Repurchase and foreclosure provision/(provision credit)	(22,527)	(32,722)	—
All other expense (Note 13)	133,188	116,291	268,202
Total noninterest expense	1,023,661	925,204	1,053,791
Income/(loss) before income taxes	308,872	345,321	108,254
Provision/(benefit) for income taxes (Note 15)	131,892	106,810	10,941
Net income/(loss)	$176,980	$238,511	$97,313
Net income attributable to noncontrolling interest	11,465	11,465	11,434
Net income/(loss) attributable to controlling interest	$165,515	$227,046	$85,879

Preferred stock dividends	6,200	6,200	6,200
Net income/(loss) available to common shareholders	$159,315	$220,846	$79,679
Basic earnings/(loss) per share (Note 16)	$0.66	$0.95	$0.34
Diluted earnings/(loss) per share (Note 16)	$0.65	$0.94	$0.34
Weighted average common shares (Note 16)	241,436	232,700	234,189
Diluted average common shares (Note 16)	244,453	235,292	236,266
Cash dividends declared per common share	$0.36	$0.28	$0.24
Certain previously reported amounts have been reclassified to agree with current presentation.
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31
(Dollars in thousands)	2017	2016	2015
Net income/(loss)	$176,980	$238,511	$97,313
Other comprehensive income/(loss), net of tax:
Net unrealized gains/(losses) on securities available-for-sale	(4,765)	(20,626)	(15,187)
Net unrealized gains/(losses) on cash flow hedges	(5,101)	(1,265)	—
Net unrealized gains/(losses) on pension and other postretirement plans	(7,759)	(11,571)	(10,759)
Other comprehensive income/(loss)	(17,625)	(33,462)	(25,946)
Comprehensive income	159,355	205,049	71,367
Comprehensive income attributable to noncontrolling interest	11,465	11,465	11,434
Comprehensive income attributable to controlling interest	$147,890	$193,584	$59,933
Income tax expense/(benefit) of items included in Other comprehensive income:
Net unrealized gains/(losses) on securities available-for-sale	$(2,955)	$(12,810)	$(9,445)
Net unrealized gains/(losses) on cash flow hedges	(3,163)	(780)	—
Net unrealized gains/(losses) on pension and other postretirement plans	(832)	(7,172)	(6,689)
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars and shares in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest
Balance, December 31, 2014	234,220	$2,581,590	$95,624	$146,387	$1,380,809	$851,585	$(188,246)	$295,431
Net income/(loss)	—	97,313	—	—	—	85,879	—	11,434
Other comprehensive income/(loss)	—	(25,946)	—	—	—	—	(25,946)	—
Comprehensive income/(loss)	—	71,367	—	—	—	85,879	(25,946)	11,434
Cash dividends declared:
Preferred stock ($6,200 per share)	—	(6,200)	—	—	—	(6,200)	—	—
Common stock ($.24 per share)	—	(56,961)	—	—	—	(56,961)	—	—
Common stock repurchased (b)	(2,277)	(32,648)	—	(1,423)	(31,225)	—	—	—
Common stock issued for:
Stock options and restricted stock - equity awards	1,550	6,929	—	969	5,960	—	—	—
Equity issued for acquisition	5,094	72,791	—	3,184	69,607	—	—	—
Tax benefit/(benefit reversal) - stock-based compensation expense	—	356	—	—	356	—	—	—
Stock-based compensation expense	—	13,796	—	—	13,796	—	—	—
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	(11,434)	—	—	—	—	—	(11,434)
Balance, December 31, 2015	238,587	2,639,586	95,624	149,117	1,439,303	874,303	(214,192)	295,431
Net income/(loss)	—	238,511	—	—	—	227,046	—	11,465
Other comprehensive income/(loss):	—	(33,462)	—	—	—	—	(33,462)	—
Comprehensive income/(loss)	—	205,049	—	—	—	227,046	(33,462)	11,465
Cash dividends declared:
Preferred stock ($6,200 per share)	—	(6,200)	—	—	—	(6,200)	—	—
Common stock ($.28 per share)	—	(66,160)	—	—	—	(66,160)	—	—
Common stock repurchased (b)	(7,653)	(97,396)	—	(4,783)	(92,613)	—	—	—
Common stock issued for:
Stock options and restricted stock - equity awards	2,690	22,521	—	1,681	20,840	—	—	—
Tax benefit/(benefit reversal) - stock-based compensation expense	—	1,613	—	—	1,613	—	—	—
Stock-based compensation expense	—	17,536	—	—	17,536	—	—	—
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	(11,465)	—	—	—	—	—	(11,465)
Other	—	—	—	—	(43)	43	—	—
Balance, December 31, 2016	233,624	2,705,084	95,624	146,015	1,386,636	1,029,032	(247,654)	295,431
Adjustment to reflect adoption of ASU 2016-09	—	—	—	—	230	(230)	—	—
Beginning balance, as adjusted	233,624	2,705,084	95,624	146,015	1,386,866	1,028,802	(247,654)	295,431
Net income/(loss)	—	176,980	—	—	—	165,515	—	11,465
Other comprehensive income/(loss)	—	(17,625)	—	—	—	—	(17,625)	—
Comprehensive income/(loss)	—	159,355	—	—	—	165,515	(17,625)	11,465
Cash dividends declared:
Preferred stock ($6,200 per share)	—	(6,200)	—	—	—	(6,200)	—	—
Common stock ($.36 per share)	—	(85,174)	—	—	—	(85,174)	—	—
Common stock repurchased	(297)	(5,554)	—	(185)	(5,369)	—	—	—
Common stock issued for:
Stock options and restricted stock - equity awards	1,107	6,092	—	692	5,400	—	—	—
Equity issued for acquisitions	92,302	1,797,723	—	57,689	1,740,034	—	—	—
Stock-based compensation expense	—	20,627	—	—	20,627	—	—	—
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	(11,465)	—	—	—	—	—	(11,465)
Other	—	—	—	—	55	(55)	—	—
Balance, December 31, 2017	326,736	4,580,488	95,624	204,211	3,147,613	1,102,888	(265,279)	295,431
Adjustment to reflect adoption of ASU 2018-02	—	—	—	—	—	57,546	(57,546)	—
Ending balance, as adjusted	326,736	4,580,488	95,624	204,211	3,147,613	1,160,434	(322,825)	295,431
Certain previously reported amounts have been reclassified to agree with current presentation.
See accompanying notes to consolidated financial statements.

(a)	Due to the nature of the preferred stock issued by FHN and its subsidiaries, all components of Other comprehensive income/(loss) have been attributed solely to FHN as the controlling interest holder.

(b)	2016 and 2015 include $93.5 million and $28.4 million, respectfully, repurchased under share repurchase programs.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	First Horizon National Corporation
	Year Ended December 31
(Dollars in thousands)	2017	2016	2015
Operating Activities
Net income/(loss)	$176,980	$238,511	$97,313
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:
Provision/(provision credit) for loan losses	—	11,000	9,000
Provision/(benefit) for deferred income taxes	121,001	79,604	24,196
Depreciation and amortization of premises and equipment	34,703	32,387	35,780
Amortization of intangible assets	8,728	5,198	5,253
Net other amortization and accretion	27,493	27,088	19,710
Net (increase)/decrease in derivatives	(26,662)	1,886	(6,617)
Fair value adjustment on interest-only strips	(1,021)	—	—
Repurchase and foreclosure provision/(provision credit)	(20,000)	(31,400)	—
(Gains)/losses and write-downs on OREO, net	(61)	8	1,258
Litigation and regulatory matters	40,250	13,400	15,118
Stock-based compensation expense	20,627	17,536	13,796
Equity securities (gains)/losses, net	(109)	144	458
Debt securities (gains)/losses, net	(483)	(1,485)	(1,836)
(Gain)/loss on extinguishment of debt	14,329	—	(5,793)
Net (gains)/losses on sale/disposal of fixed assets	6,657	3,447	454
Qualified pension plan contributions	(5,100)	(165,000)	—
Loans held-for-sale:
Purchases and originations	(2,001,708)	(165,887)	(9,731)
Gross proceeds from settlements and sales	1,780,047	181,136	25,587
(Gain)/loss due to fair value adjustments and other	(6,624)	(155)	(913)
Net (increase)/decrease in:
Trading securities	(381,057)	(18,050)	311,210
Fixed income receivables	(11,282)	6,249	(21,172)
Interest receivable	(34,352)	1,627	4,804
Other assets	243,057	(7,191)	(78,824)
Net increase/(decrease) in:
Trading liabilities	76,667	(4,171)	(28,295)
Fixed income payables	(68,495)	(2,070)	4,915
Interest payable	5,934	(4,535)	(9,124)
Other liabilities	(16,877)	(36,546)	(39,153)
Total adjustments	(194,338)	(55,780)	270,081
Net cash provided/(used) by operating activities	(17,358)	182,731	367,394
Investing Activities
Available-for-sale securities:
Sales	936,958	444,222	69,650
Maturities	583,014	736,956	664,335
Purchases	(1,558,990)	(1,239,912)	(1,066,194)
Held-to-maturity securities:
Prepayments and maturities	4,740	—	—
Purchases	—	—	(10,000)
Premises and equipment:
Sales	3,416	11,396	41,143
Purchases	(53,046)	(62,554)	(39,947)
Proceeds from sales of OREO	13,468	27,135	23,253
Net (increase)/decrease in:
Loans (a)	(808,399)	(1,931,026)	(1,216,419)
Interests retained from securitizations classified as trading securities	865	2,429	1,731
Interest-bearing cash	(121,434)	(457,198)	1,019,131
Cash (paid)/received for acquisitions, net	(336,634)	—	(5,087)
Net cash provided/(used) by investing activities	(1,336,042)	(2,468,552)	(518,404)
Financing Activities
Common stock:
Stock options exercised	6,132	22,479	7,219

Cash dividends paid	(79,904)	(63,504)	(53,947)
Repurchase of shares (b)	(5,554)	(97,396)	(32,648)
Cash dividends paid - preferred stock - noncontrolling interest	(11,434)	(11,434)	(11,559)
Cash dividends paid - Series A preferred stock	(6,200)	(6,200)	(6,200)
Term borrowings:
Issuance	121,184	100	495,555
Payments/maturities	(147,413)	(267,527)	(1,026,708)
Increases in restricted and secured term borrowings	7,960	—	—
Net increase/(decrease) in:
Deposits	(197,158)	2,705,757	1,555,280
Short-term borrowings	2,080,039	10,277	(816,324)
Net cash provided/(used) by financing activities	1,767,652	2,292,552	110,668
Net increase/(decrease) in cash and cash equivalents	414,252	6,731	(40,342)
Cash and cash equivalents at beginning of period	1,037,794	1,031,063	1,071,405
Cash and cash equivalents at end of period	$1,452,046	$1,037,794	$1,031,063
Supplemental Disclosures
Total interest paid	$140,373	$92,456	$90,722
Total taxes paid	54,417	11,609	14,990
Total taxes refunded	8,285	3,950	33,909
Transfer from loans to OREO	6,624	10,317	16,728
Certain previously reported amounts have been reclassified to agree with current presentation.
See accompanying notes to consolidated financial statements.

(a)	2016 includes $537.4 million UPB of loans acquired from GE Capital.

(b)	2016 and 2015 include $93.5 million and $28.4 million, respectively, repurchased under share repurchase programs.

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

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
Business Combinations. FHN accounts for acquisitions meeting the definition of a business combination in accordance with ASC 805, "Business Combinations," which requires acquired assets and liabilities (other than tax and certain benefit plan balances) to be recorded at fair value. Business combinations are included in the financial statements from the respective dates of acquisition. Acquisition related costs are expensed as incurred.
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
Investment Securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment (“OTTI”). The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the

Note 1 – Summary of Significant Accounting Policies (Continued)

issuer and FHN’s intent and ability to hold the security. Debt securities that may be sold prior to maturity and equity securities are classified as securities available-for-sale (“AFS”) and are carried at fair value. The unrealized gains and losses on securities available-for-sale, including debt securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders’ equity and the Statements of Comprehensive Income. Debt securities which management has the intent and ability to hold to maturity (“HTM”) are reported at amortized cost. Interest-only strips that are classified as securities AFS are valued at elected fair value. See Note 24 - Fair Value of Assets and Liabilities for additional information.
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
National banks chartered by the federal government are, by law, members of the Federal Reserve System. Each member bank is required to own stock in its regional Federal Reserve Bank ("FRB"). Given this requirement, FRB stock may not be sold, traded, or pledged as collateral for loans. Membership in the Federal Home Loan Bank (“FHLB”) network requires ownership of capital stock. Member banks are entitled to borrow funds from the FHLB and are required to pledge mortgage loans as collateral. Investments in the FHLB are non-transferable and, generally, membership is maintained primarily to provide a source of liquidity as needed. Other equity investments include mutual funds which are recognized at net asset value as well as various cost method investments that are subject to impairment reviews when recovery of the recorded investment is considered uncertain.
Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase. FHN enters into short-term securities purchased under agreements to resell transactions which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. All of FHN’s securities purchased under agreements to resell are recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the FRB or to the applicable counterparty. Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold under agreements to repurchase are also used by the consumer/commercial bank to obtain favorable borrowing rates on its purchased funds. All of FHN's securities sold under agreements to repurchase are secured borrowings.
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
Loans Held-for-Sale. Loans originated or purchased in which management lacks the intent to hold are included in loans held-for-sale in the Consolidated Statements of Condition. FHN has elected the fair value option on a prospective basis for certain mortgage loans held-for-sale, which includes loans originated subsequent to 2007 and repurchased loans that are not governmentally insured. Such loans are carried at fair value, with changes in the fair value recognized in the other income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded by FHN when earned and related direct loan origination costs are recognized when incurred. See Note 24 - Fair Value of Assets and Liabilities for additional information. FHN accounts for all other loans held-for-sale at the lower of cost or market value (“LOCOM”).
Loans. Generally, loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees

Note 1 – Summary of Significant Accounting Policies (Continued)

or costs are recognized upon early repayment of the loans or charge-off. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. Due to the timing of the merger completion, the loan accounting policies of both FHN and CBF are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.
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
Charge-offs. For all commercial and consumer loan portfolio segments, all losses of principal are charged to the allowance for loan losses ("ALLL") in the period in which the loan is deemed to be uncollectible.
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

Note 1 – Summary of Significant Accounting Policies (Continued)

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
Allowance for Loan Losses. The ALLL is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. The ALLL is increased by the provision for loan losses and loan recoveries and is decreased by loan charge-offs. The ALLL is determined in accordance with ASC 450-20-50 "Contingencies - Accruals for Loss Contingencies" and is composed of reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous consumer and commercial loans. The reserve factors applied to these pools are an estimate of probable incurred losses based on management’s evaluation of historical net losses from loans with similar characteristics. Additionally, the ALLL includes specific reserves established in accordance with ASC 310-10-35 for loans determined by management to be individually impaired as well as reserves associated with PCI loans. Management uses analytical models to estimate probable incurred losses in the loan portfolio as of the balance sheet date. The models, which are primarily driven by historical losses, are carefully reviewed to identify trends that may not be captured in the historical loss factors used in the models. Management uses qualitative adjustments for those items not yet captured in the models like current events, recent trends in the portfolio, current underwriting guidelines, and local and macroeconomic trends, among other things.
The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment. See Note 5 - Allowance for Loan Losses for a discussion of FHN’s ALLL methodology and a description of the models utilized in the estimation process for the commercial and consumer loan portfolios.
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

Note 1 – Summary of Significant Accounting Policies (Continued)

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
Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Premises and equipment held-for-sale are generally valued at appraised values which reference recent disposition values for similar property types but also consider marketability discounts for vacant properties. The valuations of premises and equipment held-for-sale are reduced by estimated costs to sell. Gains and losses on dispositions are reflected in noninterest income and expense, respectively.
Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets and are recorded as noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method. Useful lives utilized in determining depreciation for furniture, fixtures and equipment and for buildings are three to fifteen and seven to forty-five years, respectively.
Other Real Estate Owned ("OREO"). Real estate acquired by foreclosure or other real estate-owned consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. At the time acquired, and in conjunction with the transfer from loans to OREO, there is a charge-off against the ALLL if the estimated fair value less costs to sell is less than the loan’s cost basis. Subsequent declines in fair value and gains or losses on dispositions, if any, are charged to All other expense on the Consolidated Statements of Income. Prior to January 1, 2015, properties acquired by foreclosure in compliance with HUD servicing guidelines are included in “OREO” and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2017, FHN had $3.8 million of these properties.
Required developmental costs associated with acquired property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.
Intangible Assets. Intangible assets consist of “Other intangible assets” and “Goodwill.” Other intangible assets represent customer lists and relationships, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives. Intangible assets related to acquired deposit bases are primarily amortized over 10 years using an accelerated method. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired businesses less identifiable intangible assets. On an annual basis, FHN assesses goodwill for impairment.
Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with ASC 815 which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders’ equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies. FHN has elected to present its derivative assets and liabilities gross on the Consolidated Statements of Condition. Amounts of collateral posted or received have not been netted with the related derivatives unless the collateral amounts are considered legal settlements of the related derivative positions. See Note 22 - Derivatives for discussion on netting of derivatives.
FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge or cash flow hedge as applicable, or as a free-standing derivative instrument entered into as an economic hedge or to meet customers’ needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 22 - Derivatives for additional information.
Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Note 1 – Summary of Significant Accounting Policies (Continued)

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.
Income Taxes. FHN accounts for income taxes using the asset and liability method pursuant to ASC 740, “Income Taxes,” which requires the recognition of deferred tax assets ("DTAs") and liabilities ("DTLs") for the expected future tax consequences of events that have been included in the financial statements. Under this method, FHN’s deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts and the corresponding tax basis of certain assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.
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
FHN records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized. FHN's ASC 740 policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties are included within the related tax asset/liability line in the consolidated balance sheet.
FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. The federal tax returns for Capital Bank Financial Corporation for 2010 - 2012 are under examination by the IRS. With few exceptions, FHN returns are no longer subject to federal or state and local tax examinations by tax authorities for years before 2013. FHN is currently under federal examination for 2013-2015 and is also under examination in several states.
Earnings per Share. Earnings per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding adjusted to include the number of additional common shares that would have been outstanding if the potential dilutive common shares resulting from performance shares or units, restricted shares or units, and options granted under FHN’s equity compensation plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in periods in which a net loss available to common shareholders exists.
Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. Stock options are valued using an option-pricing model, such as Black-Scholes. Restricted and performance shares and share units are valued at the stock price on the grant date. Awards with post-vesting transfer restrictions are discounted using models that reflect market considerations for illiquidity. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period). Forfeitures are recognized when they occur. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. If a performance period extends beyond the required service term, total expense is adjusted for changes in estimated achievement through the end of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date. Performance awards with pre-grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. Awards are amortized using the nonsubstantive vesting methodology which requires that expense associated with awards having only service vesting criteria that continue vesting after retirement be recognized over a period ending no later than an employee’s retirement eligibility date.

Repurchase and Foreclosure Provision. The repurchase and foreclosure provision is the charge to earnings necessary to maintain the liability at a level that reflects management’s best estimate of losses associated with the repurchase of loans

Note 1 – Summary of Significant Accounting Policies (Continued)

previously transferred in whole loans sales or securitizations, or make whole requests as of the balance sheet date. See Note 17 - Contingencies and Other Disclosures for discussion related to FHN’s obligations to repurchase such loans.

Legal Costs. Generally, legal costs are expensed as incurred.

Contingency Accruals. Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. FHN establishes loss contingency liabilities for matters when loss is both probable and reasonably estimable in accordance with ASC 450-20-50 “Contingencies - Accruals for Loss Contingencies”. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a liability to be established at the low end of the range. Expected recoveries from insurance and indemnification arrangements are recognized if they are considered equally as probable and reasonably estimable as the related loss contingency up to the recognized amount of the estimated loss. Gain contingencies and expected recoveries from insurance and indemnification arrangements in excess of the associated recorded estimated losses are recognized when received. Recognized recoveries are recorded as offsets to the related expense in the Consolidated Statements of Income. The favorable resolution of a gain contingency generally results in the recognition of other income in the Consolidated Statements of Income. Contingencies assumed in business combinations are evaluated through the end of the one-year post-closing measurement period.  If the acquisition-date fair value of the contingency can be determined during the measurement period, recognition occurs as part of the acquisition-date fair value of the acquired business.  If the acquisition-date fair value of the contingency cannot be determined, but loss is considered probable as of the acquisition date and can be reasonably estimated within the measurement period, then the estimated amount is recorded within acquisition accounting.  If the requirements for inclusion of the contingency as part of the acquisition are not met, subsequent recognition of the contingency is included in earnings.

Summary of Accounting Changes. Effective January 1, 2017, FHN adopted the provisions of Accounting Standards Update (“ASU”) 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which makes several revisions to equity compensation accounting. Under the new guidance all excess tax benefits and deficiencies that occur when an award vests, is exercised, or expires are recognized in income tax expense as discrete period items. Previously, these transactions were typically recorded directly within equity. Consistent with this change, excess tax benefits and deficiencies are no longer included within estimated proceeds when performing the treasury stock method for calculation of diluted earnings per share. Excess tax benefits are also recognized at the time an award is exercised or vests compared to the previous requirement to delay recognition until the deduction reduces taxes payable. The presentation of excess tax benefits in the statement of cash flows shifted to an operating activity from the prior classification as a financing activity.

ASU 2016-09 also provides an accounting policy election to recognize forfeitures of awards as they occur when estimating stock-based compensation expense rather than the previous requirement to estimate forfeitures from inception. FHN has elected to recognize forfeitures as they occur. Further, ASU 2016-09 permits employers to use a net-settlement feature to withhold taxes on equity compensation awards up to the maximum statutory tax rate without affecting the equity classification of the award. Under previous guidance, withholding of equity awards in excess of the minimum statutory requirement resulted in liability classification for the entire award. The related cash remittance by the employer for employee taxes is treated as a financing activity in the statement of cash flows. Transition to the new guidance was accomplished through a combination of retrospective (cash flows), cumulative-effect adjustment to equity (forfeitures) and prospective methodologies (tax windfalls and shortfalls). The effects of adopting ASU 2016-09 were not significant.

Effective January 1, 2017, FHN early adopted the provisions of ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” which requires recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Therefore, ASU 2016-16 reverses the previous requirement to delay recognition of the tax consequences of these transactions until the associated assets are sold to an outside party. Adoption of ASU 2016-16 did not have a significant effect on FHN.

In December 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 118, “Income Tax Accounting Implications of the Tax Cuts and Jobs Act” which provides guidance on the timing of recognition for the effects of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”). Under SAB No. 118, companies are provided a measurement period of up to one year from enactment of the Tax Act to evaluate and record its effects. Companies are expected to make final adjustments when the required information is available. Companies are required to record provisional amounts when sufficient information to make a reasonable estimate is available. SAB No. 118 contains several disclosure requirements regarding a company’s assessment and recording the effects of the Tax Act, including the amounts recorded and the status of estimating potential additional effects. SAB No. 118 was effective immediately upon issuance and FHN has included the required disclosures in Note 15 - Income Taxes.

Note 1 – Summary of Significant Accounting Policies (Continued)

Issued in February 2018, ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” provides an election for reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects solely resulting from the Tax Act. The stranded tax effects were created because current accounting requirements indicate that all changes in deferred tax assets and liabilities due to changes in enacted tax rates be recorded through tax provision, even when the deferred tax asset or liability was originally created with an offset to accumulated comprehensive income. For FHN, this includes net deferred tax assets related to net unrealized losses on AFS securities, net actuarial losses for pension and postretirement plans, and the effective portion of cash flow hedging activities. The provisions of ASU 2018-02 do not apply to past or future changes in tax rates. Adoption of ASU 2018-02 is required for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted in any interim period for which financial statements have not yet been issued. FHN elected early adoption as of December 31, 2017 and made a reclassification of $57.5 million from accumulated other comprehensive income to retained earnings.

Accounting Changes Issued but Not Currently Effective

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 does not change revenue recognition for financial assets. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In February 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations,” which provides additional guidance on whether an entity should recognize revenue on a gross or net basis, based on which party controls the specified good or service before that good or service is transferred to a customer. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing,” which clarifies the original guidance included in ASU 2014-09 for identification of the goods or services provided to customers and enhances the implementation guidance for licensing arrangements. ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients,” was issued in May 2016 to provide additional guidance for the implementation and application of ASU 2014-09. “Technical Corrections and Improvements” ASU 2016-20 was issued in December 2016 and provides further guidance on certain issues. These ASUs are effective in annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Transition to the new requirements may be made by retroactively revising prior financial statements (with certain practical expedients permitted) or by a cumulative effect through retained earnings. If the latter option is selected, additional disclosures are required for comparability. FHN has elected to adopt the provisions of the revenue recognition standards through the cumulative effect alternative. Additionally, FHN evaluated the effects of the revenue standards on its recognition and presentation practices and determined that there are no significant effects on the timing of recognition, which results in no cumulative effect adjustment being required. FHN determined that in situations where its broker-dealer operations serve as the lead underwriter, the associated revenues and expenses will be presented gross, on a prospective basis starting in first quarter 2018. The effect on 2018 revenues and expenses will not be significant.

In February 2017, the FASB issued ASU 2017-05, “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” which clarifies the meaning and application of the term "in substance nonfinancial asset" in transactions involving both financial and nonfinancial assets. If substantially all of the fair value of the assets that are promised to the counterparty in a contract are concentrated in nonfinancial assets, then all of the financial assets promised to the counterparty are in substance nonfinancial assets within the scope of revenue recognition guidance for nonfinancial assets. ASU 2017-05 also clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it with the amount of revenue recognized based on the allocation guidance provided in ASU 2014-09. ASU 2017-05 also requires an entity to derecognize a distinct nonfinancial asset or distinct in substance nonfinancial asset in a partial sale transaction when it 1) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with Topic 810 and 2) transfers control of the asset in accordance with the provisions of ASU 2014-09. Once an entity transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset, it is required to measure any noncontrolling interest it receives (or retains) at fair value. ASU 2017-05 has the same effective date and transition provisions as ASU 2014-09 and the two standards must be adopted simultaneously although the transition methods may be different. FHN has elected to adopt ASU 2017-05 through the cumulative effect approach. FHN has determined that there are no significant effects on the timing of revenue recognition, which results in no cumulative effect adjustment being required.

Note 1 – Summary of Significant Accounting Policies (Continued)

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 makes several revisions to the accounting, presentation and disclosure for financial instruments. Equity investments (except those accounted for under the equity method, those that result in consolidation of the investee, and those held by entities subject to specialized industry accounting which already apply fair value through earnings) are required to be measured at fair value with changes in fair value recognized in net income. This excludes FRB and FHLB stock holdings which are specifically exempted from the provisions of ASU 2016-01. An entity may elect to measure equity investments that do not have readily determinable market values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar instruments from the same issuer. ASU 2016-01 also requires a qualitative impairment review for equity investments without readily determinable fair values, with measurement at fair value required if impairment is determined to exist. For liabilities for which fair value has been elected, ASU 2016-01 revises current accounting to record the portion of fair value changes resulting from instrument-specific credit risk within other comprehensive income rather than earnings. FHN has not elected fair value accounting for any existing financial liabilities. Additionally, ASU 2016-01 clarifies that the need for a valuation allowance on a deferred tax asset related to available-for-sale securities should be assessed in combination with all other deferred tax assets rather than being assessed in isolation. ASU 2016-01 also makes several changes to existing fair value presentation and disclosure requirements, including a provision that all disclosures must use an exit price concept in the determination of fair value. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Transition is through a cumulative effect adjustment to retained earnings for equity investments with readily determinable fair values. Equity investments without readily determinable fair values, for which the accounting election is made, will have any initial fair value marks recorded through earnings prospectively after adoption.

Upon adoption, FHN reclassified all equity investments out of available-for-sale securities, leaving only debt securities within this classification. FHN evaluated the nature of its current equity investments and determined that substantially all qualify for the election available to assets without readily determinable fair values, including its holdings of Visa Class B shares. Accordingly, FHN has applied this election and any future fair value marks for these investments will be recognized through earnings on a prospective basis subsequent to adoption. The requirements of ASU 2016-01 related to assessment of deferred tax assets and disclosure of the fair value of financial instruments did not have a significant effect on FHN because its current accounting and disclosure practices conform to the requirements of ASU 2016-01.

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

In transition to ASU 2016-02, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply, which would result in continuing to account for leases that commence before the effective date in accordance with previous requirements (unless the lease is modified) except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous requirements. ASU 2016-02 also requires expanded qualitative and quantitative disclosures to assess the amount, timing, and uncertainty of cash flows arising from lease arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. FHN is evaluating the impact of ASU 2016-02 on its current accounting and disclosure practices. An alternative cumulative effect transition methodology has been proposed, but not yet issued, which FHN anticipates that it would elect if available.

In March 2016, the FASB issued ASU 2016-04, “Recognition of Breakage of Certain Prepaid Stored-Value Products,” which indicates that liabilities related to the sale of prepaid stored-value products are considered financial liabilities and should have a breakage estimate applied for estimated unused funds. ASU 2016-04 does not apply to stored-value products that can only be redeemed for cash, are subject to escheatment or are linked to a segregated bank account. ASU 2016-04 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of ASU 2016-04 did not have a significant effect on FHN’s current accounting and disclosure practices.

Note 1 – Summary of Significant Accounting Policies (Continued)

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

ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in fiscal years beginning after December 15, 2018. FHN continues to evaluate the impact of ASU 2016-13.  FHN has met with industry experts, initiated training for key employees associated with the new standard, and defined an initial approach that it is currently testing.  Once testing is completed, FHN will begin to develop the formal models and processes that will be required to implement the new standard.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which clarifies multiple cash flow presentation issues including providing guidance as to classification on the cash flow statement for certain cash receipts and cash payments where diversity in practice exists. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The provisions of ASU 2016-15 will be applied retroactively and will result in proceeds from bank-owned life insurance (“BOLI”) being classified as an investing activity rather than their prior classification as an operating activity.

In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires the disaggregation of the service cost component from the other components of net benefit cost for pension and postretirement plans. Service cost must be included in the same income statement line item as other compensation-related expenses. All other components of net benefit cost are required to be presented in the income statement separately from the service cost component, with disclosure of the line items where these amounts are recorded. The presentation requirements of ASU 2017-07 must be applied retrospectively and adoption is required for annual periods beginning after December 15, 2017, including interim periods within those annual periods. FHN’s disclosures for pension and postretirement costs provide details of the service cost and all other components for expenses recognized for its applicable benefit plans. These amounts are currently included in Employee compensation, incentives, and benefits expense in the Consolidated Statements of Income. Upon adoption of ASU 2017-07 FHN will reclassify the expense components other than service cost into All other expense and revise its disclosures accordingly. The amounts to be reclassified are presented in Note

Note 1 – Summary of Significant Accounting Policies (Continued)

11—Pension, Savings, and Other Employee Benefits in FHN's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and in Note 18-Pension, Savings, and Other Employee Benefits in in these financial statements.

In March 2017, the FASB issued ASU 2017-08, “Premium Amortization on Purchased Callable Debt Securities,” which shortens the amortization period for securities that have explicit, noncontingent call features that are callable at fixed prices and on preset dates. In contrast to the current requirement for premium amortization to extend to the contractual maturity date, ASU 2017-08 requires the premium to be amortized to the earliest call date. ASU 2017-08 does not change the amortization of discounts, which will continue to be amortized to maturity. The new guidance does not apply to either 1) debt securities where the prepayment date is not preset or the price is not known in advance or 2) debt securities that qualify for amortization based on estimated prepayment rates. ASU 2017-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 with early adoption permitted. Transition is accomplished through a cumulative-effect adjustment directly to retained earnings as of the beginning of the year of adoption. While there is no effect for its current investments, FHN has elected to early adopt the provisions of ASU 2017-08 in first quarter 2018.

In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities,” which revises the financial reporting for hedging relationships through changes to both the designation and measurement requirements for qualifying hedge relationships and the presentation of hedge results. ASU 2017-12 expands permissible risk component hedging strategies, including the designation of a contractually specified interest rate (e.g., a bank’s prime rate) in hedges of cash flows from variable rate financial instruments. Additionally, ASU 2017-12 makes significant revisions to fair value hedging activities, including the ability to measure the fair value changes for a hedged item solely for changes in the benchmark interest rate, permitting partial-term hedges, limiting consideration of prepayment risk for hedged debt instruments solely to the effects of changes in the benchmark interest rate and allowing for certain hedging strategies to be applied to closed portfolios of prepayable debt instruments. ASU 2017-12 also provides elections for the exclusion of certain portions of a hedging instrument’s change in fair value from the assessment of hedge effectiveness. If elected, the fair value changes of these excluded components may be recognized immediately or recorded into other comprehensive income with recycling into earnings using a rational and systematic methodology over the life of the hedging instrument.

Under ASU 2017-12 some of the documentation requirements for hedge accounting relationships are relaxed, but the highly effective threshold has been retained. Hedge designation documentation and a prospective qualitative assessment are still required at hedge inception, but the initial quantitative analysis may be delayed until the end of the quarter the hedge is commenced. If certain criteria are met, an election can be made to perform future effectiveness assessments using a purely qualitative methodology. ASU 2017-12 also revises the income statement presentation requirements for hedging activities. For fair value hedges, the entire change in the fair value of the hedging instrument included in the assessment of effectiveness is recorded to the same income statement line item used to present the earnings effect of the hedged item. For cash flow hedges, the entire fair value change of the hedging instrument that is included in the assessment of hedge effectiveness is initially recorded in other comprehensive income and later recycled into earnings as the hedged transaction(s) affect net income with the income statement effects recorded in the same financial statement line item used to present the earnings effect of the hedged item.

ASU 2017-12 also makes revisions to the current disclosure requirements for hedging activities to reflect the presentation of hedging results consistent with the changes to income statement classification and to improve the disclosure of the hedging results on the balance sheet. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted in any period after issuance. Adoption for all existing hedging relationships is performed through a cumulative effect adjustment to the applicable balance sheet accounts with an offset to retained earnings as of the beginning of the fiscal year.

FHN early adopted the provisions of ASU 2017-12 in the first quarter of 2018. Prospectively, FHN will record components of hedging results for its fair value and cash flow hedges previously recognized in other expense within either interest income or interest expense. Additionally, FHN made cumulative effect adjustments to the hedged items, accumulated other comprehensive income and retained earnings as of the beginning of 2018. The magnitude of the cumulative effect adjustments and prospective effects are insignificant for FHN’s existing hedge relationships.

Note 2 – Acquisitions and Divestitures
On November 30, 2017, FHN completed its acquisition of Capital Bank Financial Corporation ("CBF") and its subsidiaries, including Capital Bank Corporation for an aggregate of 92,043,171 shares of FHN common stock and $423.6 million in cash in a transaction valued at $2.2 billion. CBF operated 178 branches in North and South Carolina, Tennessee, Florida and Virginia at the time of closing.
The following schedule details acquired assets and liabilities and consideration paid, as well as adjustments to record the assets and liabilities at their estimated fair values as of November 30, 2017:

	Capital Bank Financial Corporation
	Purchase Accounting/
	As	Fair Value
	Acquired	Adjustments		As recorded
(Dollars in thousands)	(unaudited)	(unaudited)		by FHN
Assets:
Cash and cash equivalents	$205,999	$—		$205,999
Trading securities	4,758	(4,758)	(a)	—
Loans held-for-sale	—	134,003		134,003
Securities available-for-sale	1,017,867	175,526		1,193,393
Securities held-to-maturity	177,549	(177,549)		—
Loans	7,596,049	(320,372)		7,275,677
Allowance for loan losses	(45,711)	45,711		—
CBF Goodwill	231,292	(231,292)		—
Other intangible assets	24,498	119,302		143,800
Premises and equipment	196,298	37,054		233,352
OREO	43,077	(9,149)		33,928
Other assets	617,232	41,320	(b)	658,552
Total assets acquired	$10,068,908	$(190,204)		$9,878,704

Liabilities:
Deposits	$8,141,593	$(849)		$8,140,744
Securities sold under agreements to repurchase	26,664	—		26,664
Other short-term borrowings	390,391	—		390,391
Term borrowings	119,486	67,683		187,169
Other liabilities	59,995	4,291		64,286
Total liabilities assumed	8,738,129	71,125		8,809,254
Net assets acquired	$1,330,779	$(261,329)		1,069,450
Consideration paid:
Equity				(1,792,759)
Cash				(423,592)
Total consideration paid				(2,216,351)
Goodwill				$1,146,901
(a) Amount represents a conformity adjustment to align with FHN presentation.
(b) Amount primarily relates to a net deferred tax asset recorded for the effects of the purchase accounting adjustments.
Due to the timing of merger completion in relation to year end, the fact that back office functions (including loan and deposit processing) still have not been integrated, the evaluation of post-merger activity, and the extended information gathering and management review processes required to properly record acquired assets and liabilities, FHN considers its valuations of CBF's loans, loans held-for-sale, premises and equipment, OREO, other assets, tax receivables and payables, core deposit intangibles,

Note 2 – Acquisitions and Divestitures (Continued)

other potential intangibles, time deposits, acquired debt, lease intangibles, other liabilities and acquired contingencies to be provisional as management continues to identify and assess information regarding the nature of these assets and liabilities and reviews the associated valuation assumptions and methodologies. Accordingly, the amounts recorded for current and deferred tax assets and liabilities are also considered provisional as FHN continues to evaluate the nature and extent of permanent and temporary (timing) differences between the book and tax bases of the acquired assets and liabilities assumed. Additionally, the accounting policies of both FHN and CBF are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined. See Note 17 - Contingencies and Other Disclosures for additional information related to acquired contingencies.
In relation to the acquisition, FHN has recorded preliminary goodwill of $1.1 billion, representing the excess of acquisition consideration over the estimated fair value of net assets acquired. All goodwill has been attributed to FHN’s Regional Banking segment (refer to Note 7 - Intangible Assets for additional information). This goodwill is the result of 1) the addition of an experienced workforce, 2) expected synergies to be realized within overlapping banking markets, 3) operational efficiencies to be obtained through integration of back office functions and 4) proportionately lower net operating costs from a larger company scale. $17.0 million of goodwill is expected to be deductible for tax purposes as a result of tax bases carryover resulting from prior CBF acquisitions. FHN’s operating results for 2017 include the operating results of the assets and liabilities acquired from CBF subsequent to the acquisition on November 30, 2017.
Following is a description of the methods used to determine the fair values of significant assets and liabilities presented above.
Cash and cash equivalents: The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.
Securities available-for-sale: Fair values for securities are based on quoted prices where available. If quoted market prices are not available, fair value estimates are based on observable inputs obtained from market transactions in similar securities. Securities held-to-maturity were reclassified to securities available-for-sale based on FHN’s intent at closing.
Loans and loans held-for-sale: Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, amortization status and current discount rates. Loans were aggregated according to similar characteristics when applying various valuation techniques. The discount rate does not include a factor for credit losses as that has been included as a reduction to the estimated cash flows. Loans held-for-sale were classified according to FHN’s intent at closing.
Intangible assets: Core deposit intangible ("CDI") represents the value of the relationships with deposit customers. The fair value was based on a discounted cash flow methodology that considered expected customer attrition rates, net maintenance cost of the deposit base, alternate costs of funds, and the interest costs associated with customer deposits. The CDI is being amortized over 10 years using an accelerated methodology based upon the period over which estimated economic benefits are estimated to be received. Lease intangibles are valued using a discounted cash flow methodology which compares the current contractual rental payments to estimated current market rents for the property.
Premises and Equipment: Land and buildings held-for-use are valued at appraised values, which reflect considerations of recent disposition values for similar property types with adjustments for characteristics of individual properties. Locations held-for-sale are valued at appraised values which also reference recent disposition values for similar property types but also considers marketability discounts for vacant properties. The valuations of locations held-for-sale are reduced by estimated costs to sell. Other fixed assets are valued using a discounted cash flow methodology which reflects estimates of the future value of the assets to a hypothetical buyer.

OREO: OREO properties are valued at estimated fair value less estimated costs to sell the real estate. Estimated fair value is determined using appraised values which includes consideration of recent disposition values for similar property types with adjustments for characteristics of individual properties.
Deposits: The fair values used for the demand and savings deposits by definition equal the amount payable on demand at the acquisition date. The fair values for time deposits are estimated using a discounted cash flow calculation using the remaining duration of the accounts and reflects the difference in interest rates currently being offered to the contractual interest rates on such time deposits.
Securities sold under agreements to repurchase and Other short-term borrowings: The carrying amount of these liabilities is a reasonable estimate of fair value based on the short-term nature of these liabilities.

Note 2 – Acquisitions and Divestitures (Continued)

Term borrowings: The fair values of long-term debt instruments are estimated based on quoted market prices for the instrument if available, or for similar instruments if not available, or by using discounted cash flow analysis, based on estimated current borrowing rates for similar types of instruments and considers whether the debt is currently callable. Estimated discount rates are determined from the perspective of the post-merger combined entity rather than the acquiree and/or original issuers.
The following table presents financial information regarding the former CBF operations included in FHN's Consolidated Statements of Income from the date of acquisition (November 30, 2017) through December 31, 2017. Additionally, the table presents unaudited proforma information as if the acquisition of CBF had occurred on January 1, 2016:

	Actual from acquisition date through
		Unaudited Pro Forma for
		Year Ended December 31
(Dollars in thousands)	December 31, 2017	2017	2016
Net interest income	$31,253	$1,165,006	$1,033,218
Noninterest income	6,192	563,581	638,493
Pre-tax income	16,534	476,911	458,667
Net income available to common shareholders (a)	NM	274,416	293,981
(a) Net income available to common shareholders is not meaningful for actual CBF results from the acquisition date through December 31, 2017 because of the effect of tax reform.
The pro forma financial information and explanatory notes have been prepared to illustrate the effects of the merger between FHN and CBF under the acquisition method of accounting. The pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Cost savings and other business synergies related to the acquisition are not reflected in the pro forma amounts.
This unaudited pro forma information combines the historical consolidated results of operations of FHN and CBF for the periods presented and gives effect to the following nonrecurring adjustments:
Fair value adjustments: Pro forma adjust to net interest income of $34.5 million and $46.5 million for the years ended December 31, 2017 and 2016, respectively, to record estimated amortization of premiums and accretion of discounts on acquired loans, securities, deposits, and term borrowings.
CBF accretion/amortization: Pro forma adjustment to net interest income of $24.4 million and $25.9 million for the years ended December 31, 2017 and 2016, respectively, to eliminate CBF amortization of premiums and accretion of discounts and previously acquired loans, securities, and deposits.
Amortization of acquired intangibles: Pro forma adjustment to noninterest expense of $15.8 million and $18.0 million for the years ended December 31, 2017 and 2016, respectively, to record estimated amortization on acquired CDI and other lease intangibles.
Other adjustments: Pro forma results also include adjustments related to the removal of CBF's intangible amortization expense, amortization of previously acquired lease intangibles, and FHN's merger-related costs. Also includes adjustments to depreciation expense to record estimated fair value marks for CBF tangible assets, as well as income-tax effects of pro forma adjustments.
FHN incurred $1.0 million of costs associated with the equity issued to CBF shareholders. These costs have been netted against the balance of Capital surplus recognized for the equity portion of the purchase price. All expenses related to the merger and integration with CBF are recorded in FHN’s Corporate segment. Integration activities are expected to be substantially complete within 2018.

Note 2 – Acquisitions and Divestitures (Continued)

Total CBF merger and integration expenses recognized in 2017 are presented in the table below:

(Dollars in thousands)
Professional fees (a)	$28,151
Employee compensation, incentives and benefits (b)	17,077
Contract employment and outsourcing (c)	1,270
Miscellaneous expense (d)	1,291
All other expense (e)	8,959
Total	$56,748
(a) Primarily comprised of fees for investment bankers, legal, accounting, and merger consultants.
(b) Primarily comprised of fees for change in control, severance, and retention.
(c) Primarily relates to fees for temporary assistance for merger and integration activities.
(d) Consists of fees for operations services, travel and entertainment, communications and courier, advertising and public relations, computer software, equipment rentals, deprecation, and maintenance, supplies, and occupancy.
(e) Primarily relates to asset impairments related to the integration and other miscellaneous expenses.
On April 3, 2017, FTN Financial acquired substantially all of the assets and assumed substantially all of the liabilities of Coastal Securities, Inc. (“Coastal”), a national leader in the trading, securitization, and analysis of Small Business Administration (“SBA”) loans, for approximately $131 million in cash. Coastal, which was based in Houston, TX, also traded United States Department of Agriculture (“USDA”) loans and fixed income products and provided municipal underwriting and advisory services to its clients. Coastal’s government-guaranteed loan products, combined with FTN Financial’s existing SBA trading activities, have established an additional major product sector for FTN Financial.

The following schedule details acquired assets and liabilities and consideration paid, as well as adjustments to record the assets and liabilities at their estimated fair values as of April 3, 2017:

	Coastal Securities, Inc
	Purchase Accounting/
	As	Fair Value
	Acquired	Adjustments	As recorded
(Dollars in thousands)	(unaudited)	(unaudited)	by FHN
Assets:
Cash and cash equivalents	$7,502	$—	$7,502
Interest-bearing cash	4,132	—	4,132
Trading securities	423,662	(284,580)	139,082
Loans held-for-sale	—	236,088	236,088
Investment securities	—	1,413	1,413
Other intangible assets, net	—	27,300	27,300
Premises and equipment, net	1,229	—	1,229
Other assets	1,658	14	1,672
Total assets acquired	$438,183	$(19,765)	$418,418

Liabilities:
Securities sold under agreements to repurchase	$201,595	$—	$201,595
Other short-term borrowings	33,509	—	33,509
Fixed income payables	143,647	(47,158)	96,489
Other liabilities	958	(642)	316
Total liabilities assumed	379,709	(47,800)	331,909
Net assets acquired	$58,474	$28,035	86,509
Consideration paid:
Cash			(131,473)
Goodwill			$44,964

Note 2 – Acquisitions and Divestitures (Continued)

In relation to the acquisition, FHN has recorded $45.0 million in goodwill, representing the excess of acquisition consideration over the estimated fair value of net assets acquired (refer to Note 7 - Intangible Assets for additional information), and all of which is expected to be deductible for tax purposes. The goodwill is the result of adding an experienced workforce, establishing an additional major product sector for FTN Financial, expected synergies, and other factors. FHN's operating results for 2017 include the operating results of the acquired assets and assumed liabilities of Coastal subsequent to the acquisition on April 3, 2017.
On September 16, 2016, FTBNA acquired $537.4 million in unpaid principal balance (“UPB”) of restaurant franchise loans from GE Capital’s Southeast and Southwest regional portfolios. Subsequent to the acquisition the acquired loans were combined with existing FTBNA relationships to establish a franchise finance specialty banking business.
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
The following schedule details acquired assets and liabilities and consideration paid, as well as adjustments to record the assets and liabilities at their estimated fair values as of October 2, 2015:

	TrustAtlantic Financial Corporation
	Purchase Accounting/
	As	Fair Value
	Acquired	Adjustments	As recorded
(Dollars in thousands)	(unaudited)	(unaudited)	by FHN
Assets:
Cash and cash equivalents	$18,801	$—	$18,801
Securities available-for-sale	73,822	(10)	73,812
Loans, net of unearned income	298,050	(16,106)	281,944
Allowance for loan losses	(4,639)	4,639	—
Core deposit intangible	84	1,866	1,950
TAF Goodwill	3,721	(3,721)	—
Premises and equipment, net	2,353	1,214	3,567
OREO	1,018	(95)	923
Deferred tax asset	2,940	4,262	7,202
Other assets	10,638	1,135	11,773
Total assets acquired	$406,788	$(6,816)	$399,972

Liabilities:
Deposits	$342,788	$1,300	$344,088
Other liabilities	3,173	1,407	4,580
Total liabilities assumed	345,961	2,707	348,668
Net assets acquired	$60,827	$(9,523)	51,304
Consideration paid:
Equity consideration			(72,791)
Cash			(23,888)
Total consideration paid			(96,679)
Goodwill			$45,375

In relation to the acquisition, FHN recorded $45.4 million in goodwill, representing the excess of acquisition consideration over the estimated fair value of net assets acquired (refer to Note 7 – Intangible Assets for additional information). This goodwill is

Note 2 – Acquisitions and Divestitures (Continued)

the result of expected operational synergies, expansion in the Mid-Atlantic region and other factors, and only an immaterial amount of goodwill is expected to be deductible for tax purposes. FHN’s operating results for 2017, 2016 and 2015 include the operating results of the acquired assets and assumed liabilities of TAF subsequent to the acquisition on October 2, 2015.
In addition to the transactions mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate. The most recent transaction of that type closed in October 2017, when FTBNA acquired the operations and certain assets of Professional Mortgage Company, Inc. ("PMC"). PMC is a provider of institutional debt capital and commercial mortgage loan servicing. Eleven professionals joined FTBNA's commercial real estate ("CRE") team as a result of the transaction, expanding the capabilities of its CRE platform.

Note 3 – Investment Securities
The following tables summarize FHN’s investment securities on December 31, 2017 and 2016:

	December 31, 2017
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:
U.S. treasuries	$100	$—	$(1)	$99
Government agency issued mortgage-backed securities (“MBS”)	2,580,442	10,538	(13,604)	2,577,376
Government agency issued collateralized mortgage obligations (“CMO”)	2,302,439	1,691	(34,272)	2,269,858
Corporates and other debt	55,799	23	(40)	55,782
Equity and other (a)	265,863	7	—	265,870
	$5,204,643	$12,259	$(47,917)	5,168,985
AFS debt securities recorded at fair value through earnings:
SBA-interest only strips (b)				1,270
Total securities available-for-sale (c)				$5,170,255
Securities held-to-maturity:
Corporates and other debt	$10,000	$—	$(99)	$9,901
Total securities held-to-maturity	$10,000	$—	$(99)	$9,901

(a)	Includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $134.6 million. The remainder is money market, mutual funds, and cost method investments.

(b)	SBA-interest only strips are recorded at elected fair value. See Note 24 - Fair Value of Assets and Liabilities for additional information.

(c)	Includes $4.0 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

	December 31, 2016
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:
U.S. treasuries	$100	$—	$—	$100
Government agency issued MBS	2,217,593	14,960	(23,866)	2,208,687
Government agency issued CMO	1,566,986	4,909	(23,937)	1,547,958
Equity and other (a)	186,756	—	(2)	186,754
Total securities available-for-sale (b)	$3,971,435	$19,869	$(47,805)	$3,943,499
Securities held-to-maturity:
States and municipalities	$4,347	$393	$—	$4,740
Corporates and other debt	10,000	33	—	10,033
Total securities held-to-maturity	$14,347	$426	$—	$14,773

(a)	Includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $68.6 million. The remainder is money market, mutual funds, and cost method investments.

(b)	Includes $3.3 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

Note 3 – Investment Securities (Continued)

The amortized cost and fair value by contractual maturity for the available-for-sale and held-to-maturity securities portfolios on December 31, 2017 are provided below:

	Held-to-Maturity		Available-for-Sale
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$—	$—	$—	$—
After 1 year; within 5 years	—	—	55,899	55,900
After 5 years; within 10 years	10,000	9,901	—	1,085
After 10 years	—	—	—	166
Subtotal	10,000	9,901	55,899	57,151
Government agency issued MBS and CMO (a)	—	—	4,882,881	4,847,234
Equity and other	—	—	265,863	265,870
Total	$10,000	$9,901	$5,204,643	$5,170,255

(a)	Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
The table below provides information on gross gains and gross losses from investment securities for the year ended December 31:

	Available-for-Sale
(Dollars in thousands)	2017	2016	2015
Gross gains on sales of securities	$2,514	$5,754	$5,630
Gross (losses) on sales of securities	(1,922)	(4,213)	(3,503)
Net gain/(loss) on sales of securities (a) (b)	592	1,541	2,127
OTTI recorded (c)	—	(200)	(749)
Total securities gain/(loss), net	$592	$1,341	$1,378

(a)
Proceeds from sales during 2017, 2016 and 2015 were $937.0 million, $444.2 million and $69.7 million, respectively. 2016 includes a $1.5 million net gain from exchanges of approximately $736 million of AFS debt securities; 2015 includes a $1.8 million gain from an exchange of approximately $335 million of AFS debt securities.

(b)	2017 includes a $.4 million gain associated with the call of a $4.4 million held-to-maturity municipal bond.

(c)	OTTI recorded is related to equity securities.
The following tables provide information on investments within the available-for-sale portfolio that had unrealized losses as of December 31, 2017 and 2016:

	As of December 31, 2017
	Less than 12 months		12 months or longer		Total
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasuries	$99	$(1)	$—	$—	$99	$(1)
Government agency issued MBS	1,455,476	(4,738)	331,900	(8,866)	1,787,376	(13,604)
Government agency issued CMO	1,043,987	(7,464)	832,173	(26,808)	1,876,160	(34,272)
Corporates and other debt	15,294	(40)	—	—	15,294	(40)
Total temporarily impaired securities	$2,514,856	$(12,243)	$1,164,073	$(35,674)	$3,678,929	$(47,917)

Note 3 – Investment Securities (Continued)

	As of December 31, 2016
	Less than 12 months		12 months or longer		Total
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government agency issued MBS	$1,912,126	$(23,866)	$—	$—	$1,912,126	$(23,866)
Government agency issued CMO	1,059,471	(19,052)	116,527	(4,885)	1,175,998	(23,937)
Total debt securities	2,971,597	(42,918)	116,527	(4,885)	3,088,124	(47,803)
Equity	7	(2)	—	—	7	(2)
Total temporarily impaired securities	$2,971,604	$(42,920)	$116,527	$(4,885)	$3,088,131	$(47,805)
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

Note 4 – Loans
The following table provides the balance of loans, net of unearned income, by portfolio segment as of December 31, 2017 and 2016:

	December 31
(Dollars in thousands)	2017	2016
Commercial:
Commercial, financial, and industrial	$16,057,273	$12,148,087
Commercial real estate	4,214,695	2,135,523
Consumer:
Consumer real estate (a)	6,367,755	4,523,752
Permanent mortgage	399,307	423,125
Credit card & other	619,899	359,033
Loans, net of unearned income	$27,658,929	$19,589,520
Allowance for loan losses	189,555	202,068
Total net loans	$27,469,374	$19,387,452

(a)	Balances as of December 31, 2017 and 2016, include $24.2 million and $35.9 million of restricted real estate loans, respectively. See Note 21—Variable Interest Entities for additional information.
COMPONENTS OF THE LOAN PORTFOLIO
The loan portfolio is disaggregated into segments and then further disaggregated into classes for certain disclosures. GAAP defines a portfolio segment as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e., amortized cost or purchased credit-impaired), risk characteristics of the loan, and FHN’s method for monitoring and assessing credit risk. Commercial loan portfolio segments include commercial, financial and industrial (“C&I”) and commercial real estate ("CRE"). Commercial classes within C&I include general C&I, loans to mortgage companies, the trust preferred loans (“TRUPS”) (i.e. long-term unsecured loans to bank and insurance-related businesses) portfolio and purchased credit-impaired (“PCI”) loans. Loans to mortgage companies include commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Commercial classes within CRE include income CRE, residential CRE and PCI loans. Consumer loan portfolio segments include consumer real estate, permanent mortgage, and the credit card and other portfolio. Consumer classes include home equity lines of credit (“HELOCs”), real estate (“R/E”) installment and PCI loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other.
Concentrations
FHN has a concentration of residential real estate loans (24 percent of total loans), the majority of which is in the consumer real estate segment (23 percent of total loans). Loans to finance and insurance companies total $2.9 billion (18 percent of the C&I portfolio, or 10 percent of the total loans). FHN had loans to mortgage companies totaling $2.1 billion (13 percent of the C&I segment, or 8 percent of total loans) as of December 31, 2017. As a result, 31 percent of the C&I segment is sensitive to impacts on the financial services industry.
Restrictions
On December 31, 2017, $4.6 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, as of December 31, 2017 and 2016, FHN pledged all of its first and second lien mortgages and HELOCs, excluding restricted real estate loans to secure potential borrowings from the FHLB-Cincinnati. Restricted loans secure borrowings associated with consolidated VIEs. See Note 21 - Variable Interest Entities for additional discussion.

Note 4 – Loans (Continued)

Acquisition
On November 30, 2017, FHN completed its acquisition of CBF. The acquisition included $7.6 billion in unpaid balance of loans with a fair value of $7.4 billion of which $132.8 million is held-for-sale.
Generally, the fair value for the acquired loans is estimated using a discounted cash flow analysis with significant unobservable inputs (Level 3) including adjustments for expected credit losses, prepayment speeds, current market rates for similar loans, and an adjustment for investor-required yield given product-type and various risk characteristics.
At acquisition, FHN designated certain loans as PCI with the remaining loans accounted for under ASC 310-20, “Nonrefundable Fees and Other Costs”. Of the loans designated as PCI at acquisition, $5.0 million is held-for-sale. For loans accounted for under ASC 310-20, the difference between each loan’s book value and the estimated fair value at the time of the acquisition will be accreted into interest income over its remaining contractual life and the subsequent accounting and reporting will be similar to a loan in FHN’s originated portfolio.
The following tables reflect FHN's contractually required payments receivable, cash flows expected to be collected and the fair value of the acquired loans at the acquisition date of November 30, 2017. These amounts are considered provisional as management continues to identify and assess information regarding the nature of these assets and reviews the associated valuation assumptions and methodologies.

Non-PCI Loans
(Dollars in thousands)	November 30, 2017
Contractually required payments including interest	$9,182,610
Less : expected losses and foregone interest	(801,546)
Cash flows expected to be collected	8,381,064
Fair value of loans acquired (a)	$7,229,948

(a)	Includes $127.8 million of loans held-for-sale.

PCI Loans
(Dollars in thousands)	November 30, 2017
Contractually required payments including interest	$258,950
Less : nonaccretable difference	(77,022)
Cash flows expected to be collected	181,928
Less : accretable yield	(13,957)
Fair value of loans acquired (a)	$167,971

(a)	Includes $5.0 million of loans held-for-sale.

The following table presents a rollforward of the accretable yield for the year ended December 31, 2017 and 2016:

	Year Ended December 31
(Dollars in thousands)	2017	2016
Balance, beginning of period	$6,871	$8,542
Addition	13,957	2,883
Accretion	(3,564)	(3,963)
Adjustment for payoffs	(1,917)	(6,409)
Adjustment for charge-offs	(45)	(674)
Adjustment for pool excess recovery (a)	(222)	—
Increase in accretable yield (b)	467	6,525
Other	76	(33)
Balance, end of period	$15,623	$6,871

(a)	Represents the removal of accretable difference for the remaining loans in a pool which is now in a recovery state.

(b)	Includes changes in the accretable yield due to both transfers from the nonaccretable difference and the impact of changes in the expected timing of the cash flows.

Note 4 – Loans (Continued)

At December 31, 2017, the ALLL related to PCI loans was $3.2 million compared to $.7 million at December 31, 2016. Net charge-offs related to PCI loans during 2017 were $.1 million, compared to $.4 million in 2016. The loan loss provision expense related to PCI loans during 2017 was $2.5 million, compared to a loan loss provision credit of $.5 million during 2016.
The following table reflects the outstanding principal balance and carrying amounts of the acquired PCI loans as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
(Dollars in thousands)	Carrying value	Unpaid balance	Carrying value	Unpaid balance
Commercial, financial and industrial	$102,330	$115,296	$40,368	$41,608
Commercial real estate	30,375	35,472	4,763	6,514
Consumer real estate	38,176	42,568	1,172	1,677
Credit card and other	5,500	6,351	52	64
Total	$176,381	$199,687	$46,355	$49,863

Note 4 – Loans (Continued)

Impaired Loans
The following tables provide information at December 31, 2017 and 2016, by class related to individually impaired loans and consumer TDRs, regardless of accrual status. Recorded investment is defined as the amount of the investment in a loan, excluding any valuation allowance but including any direct write-down of the investment. For purposes of this disclosure, PCI loans and the TRUPs valuation allowance have been excluded.

	December 31, 2017
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:
Commercial:
General C&I	$8,183	$17,372	$—	$7,810	$—
Income CRE	—	—	—	—	—
Total	$8,183	$17,372	$—	$7,810	$—
Consumer:
HELOC (a)	$9,258	$19,193	$—	$10,374	$—
R/E installment loans (a)	4,093	4,663	—	4,076	—
Permanent mortgage (a)	5,132	7,688	—	5,602	—
Total	$18,483	$31,544	$—	$20,052	$—
Impaired loans with related allowance recorded:
Commercial:
General C&I	$31,774	$38,256	$5,119	$29,183	$773
TRUPS	3,067	3,700	925	3,139	—
Income CRE	1,612	1,612	49	1,695	52
Residential CRE	795	1,263	83	1,106	10
Total	$37,248	$44,831	$6,176	$35,123	$835
Consumer:
HELOC	$72,469	$75,207	$14,382	$77,454	$2,261
R/E installment loans	43,075	43,827	8,793	48,473	1,246
Permanent mortgage	79,662	90,934	12,105	81,422	2,455
Credit card & other	593	593	311	406	11
Total	$195,799	$210,561	$35,591	$207,755	$5,973
Total commercial	$45,431	$62,203	$6,176	$42,933	$835
Total consumer	$214,282	$242,105	$35,591	$227,807	$5,973
Total impaired loans	$259,713	$304,308	$41,767	$270,740	$6,808

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

Note 4 – Loans (Continued)

	December 31, 2016
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:
Commercial:
General C&I	$10,419	$16,636	$—	$12,009	$—
Income CRE	—	—	—	1,543	—
Total	$10,419	$16,636	$—	$13,552	$—
Consumer:
HELOC (a)	$11,383	$21,662	$—	$11,168	$—
R/E installment loans (a)	3,957	4,992	—	4,255	—
Permanent mortgage (a)	5,311	7,899	—	4,418	—
Total	$20,651	$34,553	$—	$19,841	$—
Impaired loans with related allowance recorded:
Commercial:
General C&I	$34,334	$34,470	$3,294	$30,836	$902
TRUPS	3,209	3,700	925	3,274	—
Income CRE	1,831	2,209	62	3,757	70
Residential CRE	1,293	1,761	132	1,360	22
Total	$40,667	$42,140	$4,413	$39,227	$994
Consumer:
HELOC	$84,711	$87,126	$15,927	$87,659	$2,092
R/E installment loans	53,409	54,559	12,875	57,906	1,370
Permanent mortgage	88,615	100,983	12,470	91,838	2,310
Credit card & other	306	306	133	345	13
Total	$227,041	$242,974	$41,405	$237,748	$5,785
Total commercial	$51,086	$58,776	$4,413	$52,779	$994
Total consumer	$247,692	$277,527	$41,405	$257,589	$5,785
Total impaired loans	$298,778	$336,303	$45,818	$310,368	$6,779

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.
Asset Quality Indicators
FHN employs a dual grade commercial risk grading methodology to assign an estimate for the probability of default (“PD”) and the loss given default (“LGD”) for each commercial loan using factors specific to various industry, portfolio, or product segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. Each PD grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 12 are “pass” grades. PD grades 13-16 correspond to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). Pass loan grades are required to be reassessed annually or earlier whenever there has been a material change in the financial condition of the borrower or risk characteristics of the relationship. All commercial loans over $1 million and certain commercial loans over $500,000 that are graded 13 or worse are reassessed on a quarterly basis. Loan grading discipline is regularly reviewed internally by Credit Assurance Services to determine if the process continues to result in accurate loan grading across the portfolio. FHN may utilize availability of guarantors/sponsors to support lending decisions during the credit underwriting process and when determining the assignment of internal loan grades. LGD grades are assigned based on a scale of 1-12 and represent FHN’s expected recovery based on collateral type in the event a loan defaults. See Note 5 – Allowance for Loan Losses for further discussion on the credit grading system.

Note 4 – Loans (Continued)

The following tables provide the balances of commercial loan portfolio classes with associated allowance, disaggregated by PD grade as of December 31, 2017 and 2016:

	December 31, 2017
(Dollars in thousands)	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses
PD Grade:
1	$526,825	$—	$—	$2,691	$—	$529,516	3%	$70
2	862,217	—	—	1,935	67	864,219	4	339
3	560,529	652,982	—	226,126	39	1,439,676	7	272
4	931,667	629,432	—	333,364	—	1,894,463	9	854
5	1,430,153	328,477	—	447,534	2,383	2,208,547	11	7,355
6	1,633,060	335,169	—	491,604	3,062	2,462,895	12	10,495
7	2,227,774	47,720	—	584,973	9,324	2,869,791	14	13,490
8	1,073,178	35,266	—	260,425	6,216	1,375,085	7	21,831
9	2,837,501	70,915	—	1,514,609	22,843	4,445,868	22	9,804
10	366,971	—	—	46,606	4,421	417,998	2	8,808
11	222,405	—	—	34,213	2,827	259,445	1	6,784
12	415,499	—	—	158,128	3,616	577,243	3	5,882
13	193,429	—	303,848	16,907	53	514,237	3	7,265
14,15,16	224,093	—	—	7,142	800	232,035	1	24,400
Collectively evaluated for impairment	13,505,301	2,099,961	303,848	4,126,257	55,651	20,091,018	99	117,649
Individually evaluated for impairment	39,957	—	3,067	1,612	795	45,431	—	6,176
Purchased credit-impaired loans	105,139	—	—	28,494	1,886	135,519	1	2,813
Total commercial loans	$13,650,397	$2,099,961	$306,915	$4,156,363	$58,332	$20,271,968	100%	$126,638

Note 4 – Loans (Continued)

	December 31, 2016
(Dollars in thousands)	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses
PD Grade:
1	$465,179	$—	$—	$1,078	$—	$466,257	3%	$77
2	791,183	—	—	11,742	87	803,012	6	403
3	491,386	462,486	—	153,670	—	1,107,542	8	304
4	978,282	332,107	—	222,422	—	1,532,811	11	953
5	1,232,401	275,209	—	365,653	702	1,873,965	13	6,670
6	1,540,519	614,109	—	338,344	9,338	2,502,310	17	10,403
7	1,556,117	317,283	—	352,390	2,579	2,228,369	16	14,010
8	963,359	30,974	—	425,503	2,950	1,422,786	10	25,986
9	611,774	4,299	—	105,277	4,417	725,767	5	13,857
10	355,359	8,663	—	50,484	9,110	423,616	3	8,400
11	238,230	—	—	20,600	6,541	265,371	2	6,556
12	170,531	—	—	15,395	4,168	190,094	1	6,377
13	121,276	—	304,236	6,748	311	432,571	3	4,225
14,15,16	194,572	59	—	16,313	1,659	212,603	1	20,297
Collectively evaluated for impairment	9,710,168	2,045,189	304,236	2,085,619	41,862	14,187,074	99	118,518
Individually evaluated for impairment	44,753	—	3,209	1,831	1,293	51,086	1	4,413
Purchased credit-impaired loans	40,532	—	—	4,583	335	45,450	—	319
Total commercial loans	$9,795,453	$2,045,189	$307,445	$2,092,033	$43,490	$14,283,610	100%	$123,250

(a)	Balances as of December 31, 2017 and 2016, presented net of a $25.5 million valuation allowance. Based on the underlying structure of the notes, the best possible internal grade is “13”.

(b)	The increase in loans year over year is not comparable to the change in allowance year over year as CBF loans are recorded at fair value.
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
The following table reflects the percentage of balances outstanding by average, refreshed FICO scores for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2017 and 2016:

	December 31, 2017			December 31, 2016
	HELOC	R/E Installment Loans	Permanent Mortgage	HELOC	R/E Installment Loans	Permanent Mortgage
FICO score 740 or greater	60.0%	73.1%	46.4%	56.9%	70.3%	45.0%
FICO score 720-739	8.7	8.0	12.8	8.8	8.3	9.5
FICO score 700-719	8.3	6.4	9.2	8.6	6.8	9.2
FICO score 660-699	11.1	7.2	14.8	13.2	8.4	17.1
FICO score 620-659	4.9	2.8	7.3	5.6	3.5	9.1
FICO score less than 620 (a)	7.0	2.5	9.5	6.9	2.7	10.1
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	For this group, a majority of the loan balances had FICO scores at the time of the origination that exceeded 620 but have since deteriorated as the loans have seasoned.

Note 4 – Loans (Continued)

Nonaccrual and Past Due Loans
The following table reflects accruing and non-accruing loans by class on December 31, 2017:

	Accruing				Non-Accruing
(Dollars in thousands)	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans
Commercial (C&I):
General C&I	$13,508,635	$8,442	$95	$13,517,172	$1,761	$7,019	$19,306	$28,086	$13,545,258
Loans to mortgage companies	2,099,961	—	—	2,099,961	—	—	—	—	2,099,961
TRUPS (a)	303,848	—	—	303,848	—	—	3,067	3,067	306,915
Purchased credit-impaired loans	82,515	3,065	19,559	105,139	—	—	—	—	105,139
Total commercial (C&I)	15,994,959	11,507	19,654	16,026,120	1,761	7,019	22,373	31,153	16,057,273
Commercial real estate:
Income CRE	4,126,411	856	—	4,127,267	56	—	546	602	4,127,869
Residential CRE	55,655	—	—	55,655	—	—	791	791	56,446
Purchased credit-impaired loans	26,501	1,828	2,051	30,380	—	—	—	—	30,380
Total commercial real estate	4,208,567	2,684	2,051	4,213,302	56	—	1,337	1,393	4,214,695
Consumer real estate:
HELOC	1,738,493	17,828	9,702	1,766,023	40,508	3,626	8,354	52,488	1,818,511
R/E installment loans	4,480,953	7,189	3,573	4,491,715	14,439	1,957	2,603	18,999	4,510,714
Purchased credit-impaired loans	35,356	2,016	1,158	38,530	—	—	—	—	38,530
Total consumer real estate	6,254,802	27,033	14,433	6,296,268	54,947	5,583	10,957	71,487	6,367,755
Permanent mortgage	365,527	3,930	3,460	372,917	13,245	1,052	12,093	26,390	399,307
Credit card & other:
Credit card	193,940	1,371	1,053	196,364	—	—	—	—	196,364
Other	415,070	2,666	103	417,839	31	—	165	196	418,035
Purchased credit-impaired loans	2,993	1,693	814	5,500	—	—	—	—	5,500
Total credit card & other	612,003	5,730	1,970	619,703	31	—	165	196	619,899
Total loans, net of unearned income	$27,435,858	$50,884	$41,568	$27,528,310	$70,040	$13,654	$46,925	$130,619	$27,658,929

(a) TRUPS is presented net of the valuation allowance of $25.5 million.

Note 4 – Loans (Continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2016:

	Accruing				Non-Accruing
(Dollars in thousands)	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans
Commercial (C&I):
General C&I	$9,720,231	$5,199	$23	$9,725,453	$16,106	$374	$12,988	$29,468	$9,754,921
Loans to mortgage companies	2,041,408	3,722	—	2,045,130	—	—	59	59	2,045,189
TRUPS (a)	304,236	—	—	304,236	—	—	3,209	3,209	307,445
Purchased credit-impaired loans	40,113	185	234	40,532	—	—	—	—	40,532
Total commercial (C&I)	12,105,988	9,106	257	12,115,351	16,106	374	16,256	32,736	12,148,087
Commercial real estate:
Income CRE	2,085,455	14	—	2,085,469	232	460	1,289	1,981	2,087,450
Residential CRE	42,182	178	—	42,360	—	—	795	795	43,155
Purchased credit-impaired loans	4,809	109	—	4,918	—	—	—	—	4,918
Total commercial real estate	2,132,446	301	—	2,132,747	232	460	2,084	2,776	2,135,523
Consumer real estate:
HELOC	1,602,640	17,997	10,859	1,631,496	46,964	4,201	8,922	60,087	1,691,583
R/E installment loans	2,794,866	7,844	5,158	2,807,868	17,989	2,383	2,353	22,725	2,830,593
Purchased credit-impaired loans	1,319	164	93	1,576	—	—	—	—	1,576
Total consumer real estate	4,398,825	26,005	16,110	4,440,940	64,953	6,584	11,275	82,812	4,523,752
Permanent mortgage	385,972	4,544	5,428	395,944	11,867	2,194	13,120	27,181	423,125
Credit card & other:
Credit card	188,573	1,622	1,456	191,651	—	—	—	—	191,651
Other	166,062	992	134	167,188	—	—	142	142	167,330
Purchased credit-impaired loans	52	—	—	52	—	—	—	—	52
Total credit card & other	354,687	2,614	1,590	358,891	—	—	142	142	359,033
Total loans, net of unearned income	$19,377,918	$42,570	$23,385	$19,443,873	$93,158	$9,612	$42,877	$145,647	$19,589,520
 (a) TRUPS is presented net of the valuation allowance of $25.5 million.

Note 4 – Loans (Continued)

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
On December 31, 2017 and 2016, FHN had $234.4 million and $285.2 million of portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $37.3 million, or 16 percent as of December 31, 2017, and $44.9 million, or 16 percent as of December 31, 2016. Additionally, $63.2 million and $69.3 million of loans held-for-sale as of December 31, 2017 and 2016, respectively, were classified as TDRs.

Note 4 – Loans (Continued)

The following tables reflect portfolio loans that were classified as TDRs during the year ended December 31, 2017 and 2016:

	2017			2016
(Dollars in thousands)	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial (C&I):
General C&I	5	$1,095	$1,086	8	$23,876	$22,026
Total commercial (C&I)	5	1,095	1,086	8	23,876	22,026
Commercial real estate:
Income CRE	1	199	198	1	100	99
Total commercial real estate	1	199	198	1	100	99
Consumer real estate:
HELOC	143	12,739	12,422	236	21,173	20,937
R/E installment loans	53	4,092	4,027	51	4,918	5,193
Total consumer real estate	196	16,831	16,449	287	26,091	26,130
Permanent mortgage	34	5,078	5,045	13	4,811	4,802
Credit card & other	91	572	550	23	116	110
Total troubled debt restructurings	327	$23,775	$23,328	332	$54,994	$53,167

The following tables present TDRs which re-defaulted during 2017 and 2016, and as to which the modification occurred 12 months or less prior to the re-default. For purposes of this disclosure, FHN generally defines payment default as 30 or more days past due.

	2017		2016
(Dollars in thousands)	Number	Recorded Investment	Number	Recorded Investment
Commercial (C&I):
General C&I	5	$11,498	1	$77
Total commercial (C&I)	5	11,498	1	77
Commercial real estate:
Income CRE	1	88	—	—
Total commercial real estate	1	88	—	—
Consumer real estate:
HELOC	5	776	3	154
R/E installment loans	—	—	3	1,560
Total consumer real estate	5	776	6	1,714
Permanent mortgage	3	715	—	—
Credit card & other	10	77	—	—
Total troubled debt restructurings	24	$13,154	7	$1,791

Note 5 – Allowance for Loan Losses
As discussed in Note 1 - Summary of Significant Accounting Polices, the ALLL includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous consumer loans, both determined in accordance with ASC 450-20-50, and to a lesser extent, reserves determined in accordance with ASC 310-10-35 for loans determined by management to be individually impaired and an allowance associated with PCI loans.
For commercial loans, ASC 450-20-50 reserves are established using historical net loss factors by grade level, loan product, and business segment. The ALLL for smaller-balance homogeneous consumer loans is determined based on pools of similar loan types that have similar credit risk characteristics. ASC 450-20-50 reserves for the consumer portfolio are determined using segmented roll-rate models that incorporate various factors including historical delinquency trends, experienced loss frequencies, and experienced loss severities. Generally, reserves for consumer loans reflect inherent losses in the portfolio that are expected to be recognized over the following twelve months. The historical net loss factors for both commercial and consumer ASC 450-20-50 reserve models are subject to qualitative adjustments by management to reflect current events, trends, and conditions (including economic considerations and trends), which are not fully captured in the historical net loss factors. The pace of the economic recovery, performance of the housing market, unemployment levels, labor participation rate, the regulatory environment, regulatory guidance, and portfolio segment-specific trends, are examples of additional factors considered by management in determining the ALLL. Additionally, management considers the inherent uncertainty of quantitative models that are driven by historical loss data. Management evaluates the periods of historical losses that are the basis for the loss rates used in the quantitative models and selects historical loss periods that are believed to be the most reflective of losses inherent in the loan portfolio as of the balance sheet date. Management also periodically reviews an analysis of the loss emergence period which is the amount of time it takes for a loss to be confirmed (initial charge-off) after a loss event has occurred. FHN performs extensive studies as it relates to the historical loss periods used in the model and the loss emergence period and model assumptions are adjusted accordingly.
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

Note 5 – Allowance for Loan Losses (Continued)

The following table provides a rollforward of the allowance for loan losses by portfolio segment for December 31, 2017, 2016 and 2015:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate	Permanent Mortgage	Credit Card and Other	Total
Balance as of January 1, 2017	$89,398	$33,852	$50,357	$16,289	$12,172	$202,068
Charge-offs	(17,657)	(195)	(13,156)	(2,179)	(13,207)	(46,394)
Recoveries	4,568	966	22,723	2,509	3,115	33,881
Provision/(provision credit) for loan losses	21,902	(6,196)	(22,553)	(1,054)	7,901	—
Balance as of December 31, 2017	98,211	28,427	37,371	15,565	9,981	189,555
Allowance - individually evaluated for impairment	6,044	132	23,175	12,105	311	41,767
Allowance - collectively evaluated for impairment	89,358	28,291	13,841	3,460	9,670	144,620
Allowance - purchased credit-impaired loans	2,809	4	355	—	—	3,168
Loans, net of unearned as of December 31, 2017:
Individually evaluated for impairment	43,024	2,407	128,895	84,794	593	259,713
Collectively evaluated for impairment	15,909,110	4,181,908	6,200,330	314,513	613,806	27,219,667
Purchased credit-impaired loans	105,139	30,380	38,530	—	5,500	179,549
Total loans, net of unearned income	$16,057,273	$4,214,695	$6,367,755	$399,307	$619,899	$27,658,929
Balance as of January 1, 2016	$73,637	$25,159	$80,614	$18,947	$11,885	$210,242
Charge-offs	(18,460)	(1,371)	(21,993)	(1,591)	(14,224)	(57,639)
Recoveries	6,795	1,927	23,719	2,403	3,621	38,465
Provision/(provision credit) for loan losses	27,426	8,137	(31,983)	(3,470)	10,890	11,000
Balance as of December 31, 2016	89,398	33,852	50,357	16,289	12,172	202,068
Allowance - individually evaluated for impairment	4,219	194	28,802	12,470	133	45,818
Allowance - collectively evaluated for impairment	85,015	33,503	21,151	3,819	12,039	155,527
Allowance - purchased credit-impaired loans	164	155	404	—	—	723
Loans, net of unearned as of December 31, 2016:
Individually evaluated for impairment	47,962	3,124	153,460	93,926	306	298,778
Collectively evaluated for impairment	12,059,593	2,127,481	4,368,716	329,199	358,675	19,243,664
Purchased credit-impaired loans	40,532	4,918	1,576	—	52	47,078
Total loans, net of unearned income	$12,148,087	$2,135,523	$4,523,752	$423,125	$359,033	$19,589,520
Balance as of January 1, 2015	$67,011	$18,574	$113,011	$19,122	$14,730	$232,448
Charge-offs	(22,406)	(3,550)	(30,068)	(3,141)	(16,691)	(75,856)
Recoveries	13,339	1,876	23,895	1,687	3,853	44,650
Provision/(provision credit) for loan losses	15,693	8,259	(26,224)	1,279	9,993	9,000
Balance as of December 31, 2015	73,637	25,159	80,614	18,947	11,885	210,242
Allowance - individually evaluated for impairment	3,643	481	31,278	15,463	167	51,032
Allowance - collectively evaluated for impairment	69,980	23,519	48,828	3,484	11,717	157,528
Allowance - purchased credit-impaired loans	14	1,159	508	—	1	1,682
Loans, net of unearned as of December 31, 2015:
Individually evaluated for impairment	30,472	9,055	165,684	102,461	377	308,049
Collectively evaluated for impairment	10,389,841	1,644,792	4,596,654	351,662	354,106	17,337,055
Purchased credit-impaired loans	16,077	21,088	4,180	—	53	41,398
Total loans, net of unearned income	$10,436,390	$1,674,935	$4,766,518	$454,123	$354,536	$17,686,502

Note 6 – Premises, Equipment, and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	2017	2016
Land	$104,454	$59,343
Buildings	472,619	340,593
Leasehold improvements	26,640	26,956
Furniture, fixtures, and equipment	194,057	180,157
Fixed assets held-for-sale (a)	53,195	5,832
Premises and equipment, at cost	850,965	612,881
Less accumulated depreciation and amortization	318,714	323,496
Premises and equipment, net	$532,251	$289,385
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Primarily comprised of land and buildings.
FHN is obligated under a number of noncancelable operating leases for premises with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs. Operating leases for equipment are not material.
In 2017 and 2016, FHN recognized $6.0 million and $5.0 million, respectively, of fixed asset impairments and lease abandonment charges related to branch closures which are included in All other losses on the Consolidated Statements of Income. In 2017 and 2016, FHN had net gains of $.4 million and $1.8 million, respectively, related to the sales of bank branches which are included in All other income and commissions on the Consolidated Statements of Income.
Minimum future lease payments for noncancelable operating leases, primarily on premises, on December 31, 2017 are shown below. Aggregate minimum income under sublease agreements for these periods is not material.

(Dollars in thousands)
2018	$29,862
2019	27,602
2020	25,242
2021	21,987
2022	17,028
2023 and after	59,069
Total minimum lease payments	$180,790
Payments required under capital leases are not material.
Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	2017	2016	2015
Rent expense, gross	$23,116	$20,812	$18,166
Sublease income	(631)	(477)	(5)
Rent expense, net	$22,485	$20,335	$18,161

Note 7 – Intangible Assets
The following is a summary of other intangible assets included in the Consolidated Statements of Condition:

	December 31, 2017			December 31, 2016
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Core deposit intangibles (a)	$160,650	$(8,176)	$152,474	$16,850	$(4,721)	$12,129
Customer relationships (a)	77,865	(50,777)	27,088	54,865	(46,302)	8,563
Other (a) (b)	5,622	(795)	4,827	555	(230)	325
Total	$244,137	$(59,748)	$184,389	$72,270	$(51,253)	$21,017

(a)	2017 increase primarily associated with the CBF and/or Coastal acquisitions.

(b)	Balance primarily includes noncompete covenants, as well as $.3 million related to state banking licenses not subject to amortization.
Amortization expense was $8.7 million, $5.2 million, and $5.3 million for the years ended December 31, 2017, 2016, and 2015 respectively. As of December 31, 2017 the estimated aggregated amortization expense is expected to be:

(Dollars in thousands)
Year	Amortization
2018	$26,174
2019	25,108
2020	21,422
2021	19,787
2022	17,631
Gross goodwill, accumulated impairments, and accumulated divestiture related write-offs were determined beginning January 1, 2012, when a change in accounting requirements resulted in goodwill being assessed for impairment rather than being amortized. Gross goodwill of $200.0 million with accumulated impairments and accumulated divestiture-related write-offs of $114.1 million and $85.9 million, respectively, were previously allocated to the non-strategic segment, resulting in $0 net goodwill allocated to the non-strategic segment as of December 31, 2017 and 2016. The regional banking and fixed income segments do not have any accumulated impairments or divestiture related write-offs. The following is a summary of goodwill by reportable segment included in the Consolidated Statements of Condition as of December 31, 2017 ,2016 and 2015.

(Dollars in thousands)	Regional Banking	Fixed Income	Total
December 31, 2014	$47,928	$98,004	$145,932
Additions	45,375	—	45,375
December 31, 2015	$93,303	$98,004	$191,307
Additions	64	—	64
December 31, 2016	$93,367	$98,004	$191,371
Additions (a)	1,150,518	44,964	1,195,482
December 31, 2017	$1,243,885	$142,968	$1,386,853

(a) See Note 2 - Acquisitions and Divestitures for further details regarding goodwill related to acquisitions.

Note 8 – Time Deposit Maturities
Following is a table of maturities for time deposits outstanding on December 31, 2017, which include Certificates of deposit under $100,000, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit in increments of $100,000 or more totaled $2.0 billion on December 31, 2017, of this amount $1.0 billion represents Certificates of deposit of $250,000 and more. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)
2018	$2,001,083
2019	612,010
2020	155,788
2021	131,580
2022	406,963
2023 and after	15,497
Total	$3,322,921

Note 9 – Short-Term Borrowings
Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, trading liabilities, and other borrowed funds.
Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2017, fixed income trading securities with a fair value of $68.9 million were pledged to secure other short-term borrowings.
The detail of short-term borrowings for the years 2017, 2016 and 2015 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Trading Liabilities	Other Short-term Borrowings
2017
Average balance	$447,137	$578,666	$685,891	$554,502
Year-end balance	399,820	656,602	638,515	2,626,213
Maximum month-end outstanding	568,490	743,684	896,943	2,626,213
Average rate for the year	1.06%	0.72%	2.26%	1.28%
Average rate at year-end	1.48	0.64	2.22	1.44
2016
Average balance	$589,223	$425,452	$771,039	$198,440
Year-end balance	414,207	453,053	561,848	83,177
Maximum month-end outstanding	695,083	528,024	874,076	792,736
Average rate for the year	0.52%	0.08%	1.95%	0.67%
Average rate at year-end	0.73	0.08	2.46	0.96
2015
Average balance	$705,054	$370,097	$733,189	$164,951
Year-end balance	464,166	338,133	566,019	137,861
Maximum month-end outstanding	1,228,125	524,191	866,005	339,468
Average rate for the year	0.26%	0.06%	2.18%	0.67%
Average rate at year-end	0.50	0.09	2.41	0.82

Note 10 – Term Borrowings
The following table presents information pertaining to Term Borrowings reported on FHN’s Consolidated Statements of Condition on December 31:

(Dollars in thousands)	2017	2016
First Tennessee Bank National Association:
Senior capital notes (a)
Maturity date – December 1, 2019 – 2.95%	$396,105	$399,384
Other collateralized borrowings – Maturity date – December 22, 2037
1.89% on December 31, 2017 and 1.26% on December 31, 2016 (b)	65,356	64,812
Other collateralized borrowings - SBA loans (c)	7,416	—
Federal Home Loan Bank borrowings
Maturity date – August 2, 2018 – 0.00%	100	100
First Horizon National Corporation:
Senior capital notes (a)
Maturity date – December 15, 2020 – 3.50%	486,513	489,202
Junior subordinated debentures (d)
Maturity date - July 31, 2031 - 4.96%	4,124	—
Maturity date - July 31, 2031 - 4.96%	5,155	—
Maturity date - December 30, 2032 - 5.04%	5,155	—
Maturity date - June 26, 2033 - 4.77%	10,310	—
Maturity date - October 8, 2033 - 4.21%	10,310	—
Maturity date - February 8, 2034 - 4.23%	10,310	—
Maturity date - June 26, 2035 - 3.27%	2,708	—
Maturity date - December 15, 2035 - 2.96%	17,270	—
Maturity date - March 15, 2036 - 2.99%	8,667	—
Maturity date - March 15, 2036 - 3.13%	11,482	—
Maturity date - June 30, 2036 - 3.01%	25,646	—
Maturity date - July 7, 2036 - 2.91%	17,642	—
Maturity date - June 15, 2037 - 3.24%	49,875	—
Maturity date - September 6, 2037 - 2.94%	8,627	—
FT Real Estate Securities Company, Inc.:
Cumulative preferred stock (e)
Maturity date – March 31, 2031 – 9.50%	46,100	46,032
First Horizon ABS Trusts:
Other collateralized borrowings (f)
Maturity date – October 25, 2034
1.72% on December 31, 2017 and 0.93% on December 31, 2016	11,226	23,126
First Tennessee New Markets Corporation Investments:
Maturity date – October 25, 2018 – 4.97%	7,301	7,301
Maturity date – February 1, 2033 – 4.97%	8,000	8,000
Maturity date – August 08, 2036 – 2.38%	2,699	2,699
Total	$1,218,097	$1,040,656

(a)	Changes in the fair value of debt attributable to interest rate risk are hedged. Refer to Note 22 – Derivatives.

(b)	Secured by trust preferred loans.

(c)
Collateralized borrowings associated with SBA loan sales that did not meet sales criteria. The loans have remaining terms of 5 to 25 years. These borrowings had a weighted average interest rate of 3.26 percent on December 31, 2017.

(d)	Acquired in conjunction with the acquisition of CBF. A portion qualifies for Tier 2 capital under the risk-based capital guidelines.

(e)	A portion qualifies for total capital under the risk-based capital guidelines.

(f)	On December 31, 2017 and 2016, borrowings secured by $24.2 million and $35.9 million, respectively, of residential real estate loans.

Note 10 – Term Borrowings (Continued)

Annual principal repayment requirements as of December 31, 2017 are as follows:

(Dollars in thousands)
2018	$7,401
2019	400,000
2020	500,000
2021	—
2022	209
2023 and after	353,866

In conjunction with the acquisition of CBF, FHN acquired junior subordinated debentures with aggregate par values of $212.4 million. Each of these issuances is held by a wholly owned trust that has issued trust preferred securities to external investors and loaned the funds to FHN, as successor to CBF, as junior subordinated debt. The book value for each issuance represents the purchase accounting fair value as of the closing date less accumulated amortization of the associated discount, as applicable. Through various contractual arrangements FHN assumed a full and unconditional guarantee for each trust’s obligations with respect to the securities. While the maturity dates are typically 30 years from the original issuance date, FHN has the option to redeem each of the junior subordinated debentures at par either immediately or on any future interest payment date, which would trigger redemption of the related trust preferred securities. The junior subordinated debentures are included in the Consolidated Statements of Condition in Term borrowings. A portion of FHN's junior subordinated notes qualify as Tier 2 capital under the risk-based capital guidelines.

Note 11 – Preferred Stock
FHN Preferred Stock
On January 31, 2013, FHN issued 1,000 shares having an aggregate liquidation preference of $100 million of Non-Cumulative Perpetual Preferred Stock, Series A for net proceeds of approximately $96 million. Dividends on the Series A Preferred Stock, if declared, accrue and are payable quarterly, in arrears, at a rate of 6.20% percent per annum. For the issuance, FHN issued depositary shares, each of which represents a 1/4000th fractional ownership interest in a share of FHN’s preferred stock. These securities qualify as Tier 1 capital.
Subsidiary Preferred Stock
In 2000 FT Real Estate Securities Company, Inc. (“FTRESC”), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B (“Class B Preferred Shares”), with a liquidation preference of $1.0 million per share; of those, 47 shares were issued to nonaffiliates. As of December 31, 2017, these securities partially qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as Term borrowings. FTRESC is a real estate investment trust (“REIT”) established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.
The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. At December 31, 2017 the Class B Preferred Shares partially qualified as Tier 2 regulatory capital and the shares will be fully phased out of Tier 2 regulatory capital in 2018. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN, or any of its subsidiaries. The shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares in the event FTBNA becomes undercapitalized, insolvent, or in danger of becoming undercapitalized.
Additionally for all periods presented, subsidiaries have also issued $.6 million in aggregate of Cumulative Perpetual Preferred Stock, which has been recognized as Noncontrolling interest on the Consolidated Statements of Condition. Other preferred shares are outstanding but are owned by FHN subsidiaries and are eliminated in consolidation.
In 2005 FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (“Class A Preferred Stock”) with a liquidation preference of $1,000 per share. Dividends on the Class A Preferred Stock, if declared, accrue and are payable each quarter, in arrears, at a floating rate equal to the greater of the three month LIBOR plus .85 percent or 3.75 percent per annum. These securities qualify fully as Tier 1 capital for FTBNA while for FHN consolidated they qualify partially as Tier 1 capital and partially as Tier 2 capital. On December 31, 2017 and 2016, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition.

Note 12 – Regulatory Capital and Restrictions
Regulatory Capital. FHN and FTBNA are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators such as capital components, asset risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN and FTBNA to maintain minimum amounts and ratios of Total, Tier 1, and Common Equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (“Leverage”). Management believes that, as of December 31, 2017, FHN and FTBNA met all capital adequacy requirements to which they were subject.
The actual capital amounts and ratios of FHN and FTBNA are presented in the table below.

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association
	Amount	Ratio	Amount	Ratio
On December 31, 2017
Actual:
Total Capital	$3,703,754	11.10%	$3,520,670	10.74%
Tier 1 Capital	3,281,478	9.83	3,317,684	10.12
Common Equity Tier 1	2,962,155	8.88	3,041,420	9.28
Leverage	3,281,478	10.31	3,317,684	10.70
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	2,669,910	8.00	2,622,924	8.00
Tier 1 Capital	2,002,433	6.00	1,967,193	6.00
Common Equity Tier 1	1,501,824	4.50	1,475,395	4.50
Leverage	1,272,990	4.00	1,240,647	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			3,278,655	10.00
Tier 1 Capital			2,622,924	8.00
Common Equity Tier 1			2,131,126	6.50
Leverage			1,550,809	5.00
On December 31, 2016
Actual:
Total Capital	$2,926,010	12.24%	$2,762,271	11.78%
Tier 1 Capital	2,671,871	11.17	2,538,382	10.83
Common Equity Tier 1	2,377,987	9.94	2,298,080	9.80
Leverage	2,671,871	9.35	2,538,382	9.16
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	1,913,133	8.00	1,875,780	8.00
Tier 1 Capital	1,434,849	6.00	1,406,835	6.00
Common Equity Tier 1	1,076,137	4.50	1,055,126	4.50
Leverage	1,143,250	4.00	1,108,406	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			2,344,725	10.00
Tier 1 Capital			1,875,780	8.00
Common Equity Tier 1			1,524,071	6.50
Leverage			1,385,508	5.00

Note 12 – Regulatory Capital and Restrictions (Continued)

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FTBNA is required to maintain a certain amount of cash reserves. On December 31, 2017 and 2016, FTBNA’s net required reserves were $278.4 million and $259.2 million, respectively, after the consideration of $255.2 million and $158.9 million in average vault cash. The remaining net reserve requirement for each year was met with Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest-bearing cash.
Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2017, FTBNA had undivided profits of $869.1 million, of which none was available for distribution to FHN as dividends without prior regulatory approval until January 1, 2018. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the dividend restrictions imposed under applicable federal rules, FTBNA’s total amount available for dividends was negative $156.7 million at December 31, 2017 and positive $51.1 million at January 1, 2018. FTBNA applied for and received approval from the OCC to declare and pay common dividends to the parent company in the amount of in $250.0 million in 2017 and 2016. During 2017 and 2016, FTBNA declared and paid dividends on its preferred stock quarterly, with OCC approval as necessary. Additionally, FTBNA declared preferred dividends in first quarter 2018 payable in April 2018.
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
Restrictions on intercompany transactions. Under current Federal banking law, FTBNA may not enter into covered transactions with any affiliate including the parent company and certain financial subsidiaries in excess of 10 percent of the bank’s capital stock and surplus, as defined, or $388.2 million, on December 31, 2017. Covered transactions include a loan or extension of credit to an affiliate, a purchase of or an investment in securities issued by an affiliate and the acceptance of securities issued by the affiliate as collateral for any loan or extension of credit. The equity investment, including retained earnings, in certain of a bank’s financial subsidiaries is also treated as a covered transaction. The parent company had covered transactions of $.9 million from FTBNA and the bank’s financial subsidiary, FTN Financial Securities Corp., had a total equity investment from FTBNA of $360.7 million on December 31, 2017. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank’s capital stock and surplus, as defined, or $766.3 million, on December 31, 2017. FTBNA’s total covered transactions with all affiliates including the parent company on December 31, 2017 were $361.7 million.

Note 13 – Other Income and Other Expense
Following is detail of All other income and commissions and All other expense as presented in the Consolidated Statements of Income:

(Dollars in thousands)	2017	2016	2015
All other income and commissions:
Other service charges	$12,532	$11,731	$11,610
ATM interchange fees	12,425	11,965	11,917
Deferred compensation	6,322	3,025	(1,369)
Electronic banking fees	5,082	5,477	5,840
Letter of credit fees	4,661	4,103	4,621
Mortgage banking	4,649	10,215	3,870
Insurance commissions	2,514	2,981	2,627
Gain/(loss) on extinguishment of debt (a)	(14,329)	—	5,793
Other	11,029	14,734	15,821
Total	$44,885	$64,231	$60,730
All other expense:
Litigation and regulatory matters	$40,517	$30,469	$187,607
Travel and entertainment	11,462	10,275	9,590
Other insurance and taxes	9,686	10,891	12,941
Customer relations	5,750	6,255	5,382
Employee training and dues	5,551	5,691	5,390
Supplies	4,106	4,434	3,827
Tax credit investments	3,468	3,349	4,582
Miscellaneous loan costs	2,751	2,586	2,656
OREO	1,006	773	2,104
Other (b)	48,891	41,568	34,123
Total	$133,188	$116,291	$268,202

(a) Loss on extinguishment of debt for 2017 relates to the repurchase of equity securities previously included in a financing transaction.
(b) 2017 includes $8.8 million of charitable contributions to the First Tennessee Foundation. An additional contribution of 65,000 Visa Class B shares with a cost basis of $0 was also made in 2017.

Note 14 – Components of Other Comprehensive Income/(Loss)
The following table provides the changes in accumulated other comprehensive income/(loss) by component, net of tax, for the years ended December 31, 2017, 2016, and 2015:

(Dollars in thousands)	Securities AFS	Cash Flow Hedges	Pension and Post-retirement Plans	Total
Balance as of December 31, 2014	$18,581	$—	$(206,827)	$(188,246)
Net unrealized gains/(losses)	(14,055)	—	(11,117)	(25,172)
Amounts reclassified from AOCI	(1,132)	—	358	(774)
Other comprehensive income/(loss)	(15,187)	—	(10,759)	(25,946)
Balance as of December 31, 2015	3,394	—	(217,586)	(214,192)
Net unrealized gains/(losses)	(19,709)	130	(16,322)	(35,901)
Amounts reclassified from AOCI	(917)	(1,395)	4,751	2,439
Other comprehensive income/(loss)	(20,626)	(1,265)	(11,571)	(33,462)
Balance as of December 31, 2016	(17,232)	(1,265)	(229,157)	(247,654)
Net unrealized gains/(losses)	(4,467)	(2,156)	(13,377)	(20,000)
Amounts reclassified from AOCI	(298)	(2,945)	5,618	2,375
Other comprehensive income/(loss)	(4,765)	(5,101)	(7,759)	(17,625)
Balance as of December 31, 2017	(21,997)	(6,366)	(236,916)	(265,279)
Adjustment to reflect adoption of ASU 2018-02	(4,837)	(1,398)	(51,311)	(57,546)
Ending balance, as adjusted	$(26,834)	$(7,764)	$(288,227)	$(322,825)

Reclassifications from AOCI, and related tax effects, were as follows:

(Dollars in thousands)
Details about AOCI	2017	2016	2015	Affected line item in the statement where net income is presented
Securities AFS:
Realized (gains)/losses on securities AFS	$(483)	$(1,485)	$(1,836)	Debt securities gains/(losses), net
Tax expense/(benefit)	185	568	704	Provision/(benefit) for income taxes
	(298)	(917)	(1,132)
Cash flow hedges:
Realized (gains)/losses on cash flow hedges	(4,771)	(2,260)	—	Interest and fees on loans
Tax expense/(benefit)	1,826	865	—	Provision/(benefit) for income taxes
	(2,945)	(1,395)	—
Pension and Postretirement Plans:
Amortization of prior service cost and net actuarial gain/(loss)	9,101	7,697	580	Employee compensation, incentives, and benefits
Tax expense/(benefit)	(3,483)	(2,946)	(222)	Provision/(benefit) for income taxes
	5,618	4,751	358
Total reclassification from AOCI	$2,375	$2,439	$(774)

Note 15 – Income Taxes
The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Equity for the years ended December 31, were as follows:

(Dollars in thousands)	2017	2016	2015
Consolidated Statements of Income:
Income tax expense/(benefit)	$131,892	$106,810	$10,941
Consolidated Statements of Equity:
Income tax expense/(benefit) related to:
Net unrealized gains/(losses) on pension and other postretirement plans	(832)	(7,172)	(6,689)
Net unrealized gains/(losses) on securities available-for-sale	(2,955)	(12,810)	(9,445)
Net unrealized gains/(losses) on cash flow hedges	(3,163)	(780)	—
Share based compensation	—	(1,613)	(356)
Total	$124,942	$84,435	$(5,549)
The components of income tax expense/(benefit) for the years ended December 31, were as follows:

(Dollars in thousands)	2017	2016	2015
Current:
Federal	$10,012	$25,234	$(5,059)
State	879	1,803	(8,258)
Foreign	—	169	62
Deferred:
Federal	114,059	67,109	19,487
State	6,942	12,495	4,706
Foreign	—	—	3
Total	$131,892	$106,810	$10,941

On December 22, 2017, the Tax Cuts and Jobs Act “Tax Act” was signed into law. The Tax Act reduces the federal statutory tax rate from 35 percent to 21 percent. Although the rate reduction was not effective until January 1, 2018, GAAP required an adjustment in 2017 of deferred tax balances to reflect the new effective tax rate. FHN recorded an $82 million increase in tax expense related to the effects of the Tax Act. This estimate will be adjusted during the measurement period related to the CBF acquisition and as deferred tax items are finalized for the 2017 tax return.

Note 15 – Income Taxes (Continued)

A reconciliation of expected income tax expense/(benefit) at the federal statutory rate of 35 percent to the total income tax expense follows:

(Dollars in thousands)	2017	2016	2015
Federal income tax rate	35%	35%	35%
Tax computed at statutory rate	$108,105	$120,862	$37,889
Increase/(decrease) resulting from:
State income taxes	4,753	9,918	7
Bank-owned life insurance (“BOLI”)	(8,401)	(5,661)	(4,897)
401(k) – employee stock ownership plan (“ESOP”)	(904)	(824)	(714)
Tax-exempt interest	(7,890)	(7,098)	(6,507)
Non-deductible expenses	7,558	1,079	887
LIHTC credits and benefits, net of amortization	(5,327)	(6,165)	(7,239)
Other tax credits	(2,480)	(3,886)	(2,012)
Change in valuation allowance – DTA	(40,473)	(116)	(3,875)
Other changes in unrecognized tax benefits	46	616	(1,386)
Effect of Tax Act	82,027	—	—
Other	(5,122)	(1,915)	(1,212)
Total	$131,892	$106,810	$10,941

As of December 31, 2017, FHN had net deferred tax asset balances related to federal and state income tax carryforwards of $126.8 million and $19.8 million, respectively, which will expire at various dates as follows:

(Dollars in thousands)	Expiration Dates	Net Deferred Tax Asset Balance
General business credits-federal	2031-2037	$64,835
Losses-federal	2027-2035	62,010
Net operating losses-states	2018-2022	1,092
Net operating losses-states	2023-2035	18,709
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
As of December 31, 2017, FHN's net DTA was $221.8 million compared with the $199.6 million at December 31, 2016. FHN's gross DTA (net of a valuation allowance) and gross DTL were $353.2 million and $131.4 million, respectively. FHN's net DTA increased by $137.7 million on November 30, 2017 upon the merger of CBF into FHN. The provisional estimate of the effects of the Tax Act, discussed in this Note above, includes tax expense related to a decrease in the acquired DTA from CBF by approximately $48.1 million due to the adjustment of the DTA to the lower federal tax rate. As of December 31, 2017, FHN had fully utilized all capital loss carryovers. FHN had a valuation allowance of $40.4 million against its 2012 federal capital loss carryforward as of December 31, 2016. Although realization is not assured, FHN believes that it meets the more-likely-than-not requirement with respect to the net DTA after valuation allowance.

Note 15 – Income Taxes (Continued)

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2017 and 2016 were as follows:

(Dollars in thousands)	2017	2016
Deferred tax assets:
Loss reserves	$91,390	$65,605
Employee benefits	50,404	83,074
Equity investments	28,547	—
Accrued expenses	16,052	16,767
Capital loss carryforwards	—	44,469
Credit carryforwards	64,835	80,048
Federal loss carryforwards	62,010	175
State loss carryforwards	19,801	19,438
Investment in debt securities (ASC 320) (a)	8,811	10,693
Other	11,512	17,340
Gross deferred tax assets	353,362	337,609
Valuation allowance	(147)	(40,593)
Deferred tax assets after valuation allowance	$353,215	$297,016
Deferred tax liabilities:
Depreciation and amortization	43,040	36,347
Equity investments	—	12,196
Other intangible assets	55,923	37,596
Prepaid expenses	9,255	11,150
Real estate investment trust income	22,576	—
Other	602	114
Gross deferred tax liabilities	131,396	97,403
Net deferred tax assets	$221,819	$199,613
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Tax effects of unrealized gains and losses are tracked on a security-by-security basis.
The total unrecognized tax benefits (“UTB”) at December 31, 2017 and 2016, was $4.3 million and $4.2 million, respectively. To the extent such unrecognized tax benefits as of December 31, 2017 are subsequently recognized, $1.8 million of tax benefits would impact tax expense and FHN’s effective tax rate in future periods.
FHN is currently in audit in several jurisdictions. It is reasonably possible that the UTB related to state exposures could decrease by $.5 million during 2018 if audits are completed and settled and if the applicable statutes of limitations expire as scheduled.
FHN recognizes interest accrued and penalties related to UTB within income tax expense. FHN had approximately $.4 million and $.3 million accrued for the payment of interest as of December 31, 2017 and 2016, respectively. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2017 and 2016 was an expense of $.1 million and $.2 million, respectively.
The rollforward of unrecognized tax benefits is shown below:

Note 15 – Income Taxes (Continued)

(Dollars in thousands)
Balance at December 31, 2015	$3,673
Increases related to prior year tax positions	951
Increases related to current year tax positions	27
Settlements	(407)
Balance at December 31, 2016	$4,244
Increases related to prior year tax positions	33
Increases related to current year tax positions	174
Lapse of statutes	(180)
Balance at December 31, 2017	$4,271

Note 16 – Earnings Per Share
The following table provides reconciliations of net income to net income available to common shareholders and the difference between average basic common shares outstanding and average diluted common shares outstanding:

(Dollars and shares in thousands, except per share data)	2017	2016	2015
Net income/(loss)	$176,980	$238,511	$97,313
Net income attributable to noncontrolling interest	11,465	11,465	11,434
Net income/(loss) attributable to controlling interest	165,515	227,046	85,879
Preferred stock dividends	6,200	6,200	6,200
Net income/(loss) available to common shareholders	$159,315	$220,846	$79,679

Weighted average common shares outstanding—basic	241,436	232,700	234,189
Effect of dilutive securities	3,017	2,592	2,077
Weighted average common shares outstanding—diluted	244,453	235,292	236,266

Net income/(loss) per share available to common shareholders	$0.66	$0.95	$0.34
Diluted income/(loss) per share available to common shareholders	$0.65	$0.94	$0.34
The following table presents outstanding options and other equity awards that were excluded from the calculation of diluted earnings per share because they were either anti-dilutive (the exercise price was higher than the weighted-average market price for the period) or the performance conditions have not been met:

(Shares in thousands)	2017	2016	2015
Stock options excluded from the calculation of diluted EPS	2,468	2,610	3,559
Weighted average exercise price of stock options excluded from the calculation of diluted EPS	$25.62	$26.29	$24.40
Other equity awards excluded from the calculation of diluted EPS	176	37	98

Note 17 - Contingencies and Other Disclosures
CONTINGENCIES
Contingent Liabilities Overview
Contingent liabilities arise in the ordinary course of business. Often they are related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against FHN and its subsidiaries. Also, FHN at times receives requests for information, subpoenas, or other inquiries from federal, state, and local regulators, from other government authorities, and from other parties concerning various matters relating to FHN’s current or former businesses. Certain matters of that sort are pending at this time, and FHN is cooperating in those matters. Pending and threatened litigation matters sometimes are settled by the parties, and sometimes pending matters are resolved in court or before an arbitrator. Regardless of the manner of resolution, frequently the most significant changes in status of a matter occur over a short time period, often following a lengthy period of little substantive activity. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims or other actions may be possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. FHN establishes a loss contingency liability for a litigation matter when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance requires a liability to be established at the low end of the range.
Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to threatened or pending litigation matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN’s operating results for any particular reporting period depending, in part, on the results from that period.
Material Loss Contingency Matters
Summary
As used in this Note, except for some matters that are reported as having been substantially settled or otherwise substantially resolved, FHN's “material loss contingency matters” generally fall into at least one of the following categories: (i) FHN has determined material loss to be probable and has established a material loss liability in accordance with applicable financial accounting guidance; (ii) FHN has determined material loss to be probable but is not reasonably able to estimate an amount or range of material loss liability; or (iii) FHN has determined that material loss is not probable but is reasonably possible, and that the amount or range of that reasonably possible material loss is estimable. As defined in applicable accounting guidance, loss is reasonably possible if there is more than a remote chance of a material loss outcome for FHN. Set forth below are disclosures for certain pending or threatened litigation matters, including all matters mentioned in (i) or (ii) and certain matters mentioned in (iii). In addition, certain other matters, or groups of matters, are discussed relating to FHN’s former mortgage origination and servicing businesses. In all litigation matters discussed, unless settled or otherwise resolved, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.
FHN reassesses the liability for litigation matters each quarter as the matters progress. At December 31, 2017, the aggregate amount of liabilities established for all such loss contingency matters was $41.6 million. These liabilities are separate from those discussed under the heading “Repurchase and Foreclosure Liability” below.
In each material loss contingency matter, except as otherwise noted, there is more than a remote chance that any of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. At December 31, 2017, FHN estimates that for all material loss contingency matters, estimable reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to approximately $28 million.
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

Note 17 - Contingencies and Other Disclosures (Continued)

Material Matters
FTBNA, as indirect successor to CommunityOne Bank (“C1”) through FTBNA's merger with CBF in 2017, is defending a consolidated lawsuit brought by approximately 34 alleged victims of a fraudulent scheme known as “Black Diamond.” The action is pending in the U.S. District Court for the Western District of North Carolina (Civ. Act. No. 3:15-cv-00403-RJC-DSC). The Black Diamond scheme ended in 2009 with the arrest of its principal. The Black Diamond business entity had a depositary account with C1. The plaintiffs claim that the Black Diamond account at C1 had the status of a “fiduciary account” under state law, and that C1 breached fiduciary duties owed to plaintiffs (because of that status) by not discovering the fraudulent scheme. Plaintiffs demand restitution of money lost in the scheme plus punitive damages and attorneys' fees. The current RPL estimate for this matter is subject to significant uncertainties regarding: whether the depositary account at issue will be determined to have been a fiduciary account; the availability and scope of other significantly dispositive defenses; the dollar amounts claimed; and the potential remedies that might be available or awarded.
FHN, along with multiple co-defendants, is defending lawsuits brought by investors which claim that offering documents under which certificates relating to First Horizon branded securitizations were sold to them were materially deficient. One of those matters is viewed as material currently: Federal Deposit Insurance Corporation (“FDIC”) as receiver for Colonial Bank, in the U.S. District Court for the Southern District of New York (Case No. 12 Civ. 6166 (LLS)(MHD)). The plaintiff in that suit claims to have purchased (and later sold) certificates totaling $83.4 million, relating to a number of separate securitizations. Plaintiff demands damages and prejudgment interest, among several remedies sought. The current liability and RPL estimates for this matter are subject to significant uncertainties regarding: the dollar amounts claimed; the potential remedies that might be available or awarded; the outcome of any settlement discussions that may occur; the availability of significantly dispositive defenses; and the incomplete status of the discovery process. Additional information concerning FHN’s former mortgage businesses is provided below in “Obligations from Legacy Mortgage Businesses.”
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
For most pending indemnity claims involving FH proprietary securitizations FHN is unable to estimate an RPL range due to significant uncertainties regarding: claims as to which the claimant specifies no dollar amount; the potential remedies that might be available or awarded; the availability of significantly dispositive defenses such as statutes of limitations or repose; the outcome of potentially dispositive early-stage motions such as motions to dismiss; the incomplete status of the discovery process; the lack of a precise statement of damages; and lack of precedent claims. The alleged purchase prices of the certificates subject to pending indemnification claims, excluding the FDIC-New York matter, total $409.9 million.
In late October, 2017, FHN received a notice of indemnification claims from Nationstar Mortgage LLC, currently doing business as “Mr. Cooper.” Nationstar was the purchaser of FHN’s mortgage servicing obligations and assets in 2013 and 2014 and, starting in 2011, FHN’s subservicer. The notice asserts several categories of indemnity obligations by FHN to Nationstar in connection with mortgage loans under the subservicing arrangement and under the purchase transaction. This matter currently is not in formal litigation, but litigation in the future is possible. FHN is unable to estimate an RPL range for this matter due to significant uncertainties regarding: the exact nature of each of Nationstar’s claims and its position in respect of each; the number of, and the facts underlying, the claimed instances of indemnifiable events; the applicability of FHN’s contractual indemnity covenants to those facts and events; and, in those cases where the facts and events might support an indemnity claim, whether any legal defenses, counterclaims, other counter-positions, or third-party claims might eliminate or reduce claims against FHN or their impact on FHN.
FHN has additional potential exposures related to its former mortgage businesses. A few of those matters have become litigation which FHN currently estimates are immaterial, some are non-litigation claims or threats, some are mere subpoenas or other requests for information, and in some areas FHN has no indication of any active or threatened dispute. Some of those matters might eventually result in loan repurchases or make-whole payments and could be included in the repurchase liability discussed below, and some might eventually result in damages or other litigation-oriented liability, including indemnity payments, but none are included in the material loss contingency liabilities mentioned above or in the RPL range mentioned above. Additional information concerning such exposures is provided below in “Obligations from Legacy Mortgage Businesses.”

Material Gain Contingency Matter
In second quarter 2015 FHN reached an agreement with DOJ and HUD to settle potential claims related to FHN’s underwriting and origination of loans insured by FHA. Under that agreement FHN paid $212.5 million. FHN believes that certain insurance

Note 17 - Contingencies and Other Disclosures (Continued)

policies, having an aggregate policy limit of $75 million, provide coverage for FHN’s losses and related costs. The insurers have denied and/or reserved rights to deny coverage. FHN sued the insurers to enforce the policies under Tennessee law. The trial court granted summary judgment to the defendants, and FHN has appealed. In connection with this litigation FHN seeks to partly recoup previously recognized expenses associated with the settled matter. Under applicable financial accounting guidance FHN has determined that although material gain from this litigation is not probable, there is a reasonably possible (more than remote) chance of a material gain outcome for FHN. FHN cannot determine a probable outcome that may result from this matter because of the uncertainty of the potential outcomes of the legal proceedings and also due to significant uncertainties regarding: legal interpretation of the relevant contracts; potential remedies that might be available or awarded; and the ultimate effect of counterclaims asserted by the defendants. Additional information concerning FHN’s former mortgage businesses is provided below in “Obligations from Legacy Mortgage Businesses.”
Obligations from Legacy Mortgage Businesses
Loss contingencies mentioned above under “Material Matters” stem from FHN’s former mortgage origination and servicing businesses. FHN retains potential for further exposure, in addition to the matters mentioned, from those former businesses. The following discussion provides context and other information to enhance an understanding of those matters and exposures.
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
During the time these legacy activities were conducted, FHN frequently sold mortgage loans “with servicing retained.” As a result, FHN accumulated substantial amounts of MSR on its consolidated balance sheet, as well as contractual servicing obligations and related deposits and receivables. FHN conducted a significant servicing business under its First Horizon Home Loans brand.
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

Note 17 - Contingencies and Other Disclosures (Continued)

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
After several years resolving repurchase and make-whole claims with each GSE on a loan-by-loan basis, in 2013 and 2014 FHN entered into DRAs with the GSEs, resolving a substantial majority of potential claims. Starting in 2014, the overall number of such claims diminished substantially, primarily as a result of the DRAs. Each DRA resolved obligations associated with loans originated from 2000 to 2008, but certain obligations and loans were excluded. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have loan repurchase or monetary compensation obligations under the DRAs related to private mortgage insurance rescissions, cancellations, and denials (with certain exceptions). FHN also has exposure related to loans where there has been a prior bulk sale of servicing, as well as certain other whole-loan sales. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for MI cancellations and denials to the extent attributable to the acts of the current servicer.
While large portions of repurchase claims from the GSEs were settled with the DRAs, comprehensive settlement of repurchase, make-whole, and indemnity claims with non-Agency claimants is not practical. Such claims that are not resolved by the parties can, and sometimes have, become litigation.
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

Note 17 - Contingencies and Other Disclosures (Continued)

From 2005 through 2007, $26.7 billion of mortgage loans were included in FH proprietary securitizations. The last FH securitization occurred in 2007.
Mortgage-Related Glossary

Agencies	the two GSEs and Ginnie Mae	HELOC	home equity line of credit
certificates	securities sold to investors representing interests in mortgage loan securitizations	HUD	Dept. of Housing and Urban Development

DOJ	U.S. Department of Justice	LTV	loan-to-value, a ratio of the loan amount divided by the home value

DRA	definitive resolution agreement with a GSE	MI	private mortgage insurance, insuring against borrower payment default

Fannie Mae, Fannie, FNMA	Federal National Mortgage Association	MSR	mortgage servicing rights

FH proprietary securitization	securitization of mortgages sponsored by FHN under its First Horizon brand	nonconforming loans	loans that did not conform to Agency program requirements

FHA	Federal Housing Administration	other whole loans sold	mortgage loans sold to private, non-Agency purchasers

Freddie Mac, Freddie, FHLMC	Federal Home Loan Mortgage Corporation	2008 platform sale, 2008 sale, platform sale	FHN’s sale of its national mortgage origination and servicing platforms in 2008

Ginnie Mae, Ginnie, GNMA	Government National Mortgage Association	pipeline or active pipeline	pipeline of mortgage repurchase, make-whole, & certain related claims against FHN

GSEs	Fannie Mae and Freddie Mac	VA	Veterans Administration
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
Based on currently available information and experience to date, FHN has evaluated its loan repurchase, make-whole, and certain related exposures and has accrued for losses of $34.2 million and $66.0 million as of December 31, 2017 and 2016, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges/expense reversals to increase/decrease the liability are included within Repurchase and foreclosure provision/(provision credit) on the Consolidated Statements of Income. The estimates are based upon currently available information and fact patterns that exist as of each balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability.
Other FHN Mortgage Exposures
At December 31, 2017, FHN had not accrued a liability for exposure for repurchase of first-lien loans related to FH proprietary securitizations arising from claims from the trustee that FHN breached its representations and warranties in FH proprietary securitizations at closing, and no such claims had been made. FHN’s trustee is a defendant in lawsuits in which the plaintiffs have asserted that the trustee has duties to review loans and otherwise to act against FHN outside of the duties specified in the

Note 17 - Contingencies and Other Disclosures (Continued)

applicable trust documents; FHN is not a defendant and is not able to assess what, if any, exposure FHN may have as a result of them.
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
Many non-GSE purchasers of whole loans from FHN included those loans in their own securitizations. Regarding such other whole loans sold, FHN made representations and warranties concerning the loans and provided indemnity covenants to the purchaser/securitizer. Typically the purchaser/securitizer assigned key contractual rights against FHN to the securitization trustee. As mentioned above, repurchase, make-whole, indemnity, and other monetary claims related to specific loans are included in the active pipeline and repurchase reserve. In addition, currently the following categories of actions are pending which involve FHN and other whole loans sold: (i) FHN has received indemnification requests from purchasers of loans or their assignees in cases where FHN is not a defendant; (ii) FHN has received subpoenas seeking loan reviews in cases where FHN is not a defendant; and (iii) FHN has received repurchase, indemnity, and other demands from purchasers or their assignees. At December 31, 2017, FHN’s repurchase and foreclosure liability considered certain known exposures from other whole loans sold.
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
Conversion of these shares into Class A shares of Visa is prohibited until the final resolution of the covered litigation. In conjunction with the prior sales of Visa Class B shares in December 2010 and September 2011, FHN and the purchasers entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. The conversion ratio is adjusted when Visa deposits funds into the escrow account to cover certain litigation. As of December 31, 2017 and 2016, the derivative liabilities were $5.6 million and $6.2 million, respectively.
In July 2012, Visa and MasterCard announced a joint settlement (the “Settlement”) related to the Payment Card Interchange matter, one of the Covered Litigation matters. Based on the amount of the Settlement attributable to Visa and an assessment of FHN’s contingent liability accrued for Visa litigation matters, the Settlement did not have a material impact on FHN. The Settlement was vacated upon appeal in June 2016 and the Supreme Court declined to hear the case in March 2017. Accordingly, the outcome of this matter remains uncertain. Additionally, other Covered Litigation matters are also pending judicial resolution. So long as any Covered Litigation matter remains pending, FHN’s ability to transfer its Visa holdings is restricted, with limited exceptions.
FHN holds approximately 1.0 million Visa Class B shares. FHN’s Visa shares are not considered to be marketable and therefore are included in the Consolidated Statements of Condition at their historical cost of $0. As of December 31, 2017, the conversion ratio is 165 percent reflecting a Visa stock split in March 2015, and the contingent liability is $.8 million. Future funding of the escrow would dilute this conversion ratio by an amount that is not determinable at present. Based on the closing price on December 31, 2017, assuming conversion into Class A shares at the current conversion ratio, FHN’s Visa holdings would have had a value of approximately $197 million. Recognition of market value in the future with that conversion ratio is dependent upon the final resolution of the remainder of Visa’s Covered Litigation matters without further reduction of the conversion ratio.

Note 17 - Contingencies and Other Disclosures (Continued)

Indemnification Agreements and Guarantees
In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN’s obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required by such agreements.

Note 18 – Pension, Savings, and Other Employee Benefits
Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. Benefits under the plan are “frozen” so that years of service and compensation changes after 2012 do not affect the benefit owed. Minimum contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. Decisions to contribute to the plan are based upon pension funding requirements under the Pension Protection Act, the maximum amount deductible under the Internal Revenue Code, the actual performance of plan assets, and trends in the regulatory environment. FHN contributed $165 million to the qualified pension plan in third quarter 2016. The contribution had no effect on FHN’s 2016 Consolidated Statements of Income. FHN did not make any contributions to the qualified pension plan in 2017. Management does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2018.
FHN assumed two additional qualified pension plans in conjunction with the CBF acquisition. FHN conformed the actuarial assumptions used in measuring the acquired plans to those used for its qualified plan in the purchase accounting valuation. Both legacy CBF plans are frozen. At the closing of FHN's merger with CBF, those plans had an aggregate benefit obligation of $18.5 million and aggregate plan assets of $13.2 million. FHN contributed $5.1 million to these plans in December 2017. As of December 31, 2017, the aggregate benefit obligation for the plans was $18.7 million and aggregate plan assets were $18.6 million. Benefit payments, expense and actuarial gains/losses related to these plans were insignificant for 2017. After the contribution, FHN altered the investment strategy for the plans to re-allocate plan assets into fixed income investments (primarily Level 1 mutual funds) with durations similar to those for the projected benefit obligation. Additional funding amounts to these plans are dependent upon the potential settlement of the plans. Due to the insignificant financial statement impact, these two plans are not included in the disclosures that follow.
FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the qualified pension plan have been limited by tax rules. These other non-qualified plans are unfunded, and contributions to these plans cover all benefits paid under the non-qualified plans. Payments made under the non-qualified plans were $5.4 million for 2017. FHN anticipates making benefit payments under the non-qualified plans of $5.7 million in 2018.
Savings plan. FHN provides all qualifying full-time employees with the opportunity to participate in FHN's tax qualified 401(k) savings plan. The qualified plan allows employees to defer receipt of earned salary, up to tax law limits, on a tax-advantaged basis. Accounts, which are held in trust, may be invested in a wide range of mutual funds and in FHN common stock. Up to tax law limits, FHN provides a 100 percent match for the first 6 percent of salary deferred, with company matching contributions invested according to a participant’s current investment election. Through a non-qualified savings restoration plan, FHN provides a restorative benefit to certain highly-compensated employees who participate in the savings plan and whose contribution elections are capped by tax limitations.

FHN also provides “flexible dollars” to assist employees with the cost of annual benefits and/or allow the employee to contribute to his or her qualified savings plan account. These “flexible dollars” are pre-tax contributions and are based upon the employees’ years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $23.0 million for 2017, $21.6 million for 2016, and $20.8 million for 2015.
Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance benefits to retirement-eligible employees. The postretirement medical plan is contributory with FHN contributing a fixed amount for certain participants. FHN’s postretirement benefits include certain prescription drug benefits.
Actuarial assumptions. FHN’s process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the plan’s broad allocation of its assets to asset classes, such as large cap equity and fixed income. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a thirty year time horizon. In conjunction with the contribution made in 2016, the asset allocation strategy for the qualified pension plan was adjusted through the sale of all equity investments with investment of the proceeds, in addition to the contribution, into fixed income instruments that more closely matched the estimated duration of payment obligations. Consequently, FHN selected a 4.20 percent assumption for 2018 for the qualified defined benefit pension plan and a 2.15 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993. FHN selected a 5.95 percent assumption for 2018 for postretirement medical plan assets dedicated to employees who retired after January 1, 1993.

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

The discount rates for the three years ended 2017 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN’s plans and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company’s funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $300 million ($250 million in 2016 and 2015) par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.
The actuarial assumptions used in the defined benefit pension plans and other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost
	2017	2016	2015	2017	2016	2015
Discount rate
Qualified pension	3.76%	4.39%	4.68%	4.37%	4.69%	4.30%
Nonqualified pension	3.59%	4.07%	4.33%	4.07%	4.34%	4.00%
Other nonqualified pension	3.19%	3.39%	3.57%	3.39%	3.57%	3.35%
Postretirement benefits	3.37% - 3.87%	3.67% - 4.57%	3.76% - 4.87%	3.68% - 4.57%	3.84% - 4.87%	3.45% - 4.45%
Expected long-term rate of return
Qualified pension/ postretirement benefits	4.20%	4.50%	6.00%	4.50%	6.00%	5.85%
Postretirement benefit (retirees post January 1, 1993)	5.95%	6.00%	6.15%	6.00%	6.15%	6.35%
Postretirement benefit (retirees prior to January 1, 1993)	2.15%	2.15%	2.10%	2.15%	2.10%	2.30%
The rate of compensation increase previously had a significant effect on the actuarial assumptions used for the defined benefit pension plan. However, since the benefits in the pension plan are frozen, the rate of compensation increase has no effect upon qualified pension benefits.
The health care cost trend rate assumption previously had a significant effect on the amounts reported. However, given the change to a defined contribution subsidy model for postretirement medical insurance benefits, a one-percentage-point change in assumed health care cost trend rates would have no impact on the reported service and interest cost components or the postretirement benefit obligation at the end of the plan year since the annual rate of increase in health care costs was no longer included in the actuarial assumptions for that plan for the 2017, 2016 and 2015 measurements.

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

The components of net periodic benefit cost for the plan years 2017, 2016 and 2015 are as follows:

(Dollars in thousands)	Total Pension Benefits			Other Benefits
	2017	2016	2015	2017	2016	2015
Components of net periodic benefit cost
Service cost	$37	$39	$40	$107	$110	$146
Interest cost	29,380	31,216	36,424	1,305	1,292	1,413
Expected return on plan assets	(36,015)	(39,123)	(37,516)	(947)	(913)	(956)
Amortization of unrecognized:
Prior service cost/(credit)	52	196	333	95	170	(830)
Actuarial (gain)/loss	9,521	8,141	10,103	(567)	(810)	(1,014)
Net periodic benefit cost	2,975	469	9,384	(7)	(151)	(1,241)
ASC 715 curtailment (income) (a)	—	—	—	—	—	(8,283)
ASC 715 settlement expense	43	—	—	—	—	—
Total periodic benefit costs	$3,018	$469	$9,384	$(7)	$(151)	$(9,524)

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
In 2016, FHN changed its methodology for the calculation of interest cost for its applicable employee benefit plans. Prior to 2016 FHN utilized a weighted average discount rate to determine interest cost, which is the same discount rate used to calculate the projected benefit obligations. Starting in 2016, FHN adopted a spot rate approach which applies duration-specific rates from the full yield curve to estimated future benefit payments for the determination of interest cost. This change in accounting estimate reduced interest cost across all plans by $5.8 million in 2016.
The following tables set forth the plans’ benefit obligations and plan assets for 2017 and 2016:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2017	2016	2017	2016
Change in benefit obligation
Benefit obligation, beginning of year	$804,542	$816,529	$35,403	$33,166
Service cost	37	39	107	110
Interest cost	29,380	31,216	1,305	1,292
Actuarial (gain)/loss	63,876	12,733	3,733	2,110
Actual benefits paid (a)	(56,951)	(55,975)	(986)	(1,275)
Benefit obligation, end of year	$840,884	$804,542	$39,562	$35,403
Change in plan assets
Fair value of plan assets, beginning of year	$778,872	$638,169	$16,717	$16,128
Actual return on plan assets	84,534	27,448	2,458	991
Employer contributions	4,789	169,230	564	873
Actual benefits paid – settlement payments	—	—	(986)	(1,275)
Actual benefits paid – other payments	(56,951)	(55,975)	—	—
Fair value of plan assets, end of year	$811,244	$778,872	$18,753	$16,717
Funded status of the plans	$(29,640)	$(25,670)	$(20,809)	$(18,686)
Amounts recognized in the Statements of Condition
Other assets	$11,238	$18,104	$15,254	$13,050
Other liabilities	(40,878)	(43,774)	(36,063)	(31,736)
Net asset/(liability) at end of year	$(29,640)	$(25,670)	$(20,809)	$(18,686)

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

(a)	2017 and 2016 amounts are higher than historical trends due to the settlements of certain terminated, vested participants in the qualified pension plan that occurred during these years.
The qualified pension plan was overfunded as of December 31, 2017 by $11.2 million. The nonqualified pension plans were underfunded as of December 31, 2017 by $40.9 million. Because of the pension freeze as of the end of 2012, the pension benefit obligation and the accumulated benefit obligation are the same as of December 31, 2017 and 2016. The qualified pension plan was overfunded as of December 31, 2016 by $18.1 million.
Unrecognized actuarial gains and losses and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2017 and 2016 consist of:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2017	2016	2017	2016
Amounts recognized in accumulated other comprehensive income
Prior service cost/(credit)	$—	$52	$—	$95
Net actuarial (gain)/loss	385,517	379,724	(5,093)	(8,076)
Total	$385,517	$379,776	$(5,093)	$(7,981)
The pre-tax amounts recognized in other comprehensive income during 2017 and 2016 were as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2017	2016	2017	2016
Changes in plan assets and benefit obligation recognized in other comprehensive income
Net actuarial (gain)/loss arising during measurement period	$15,357	$24,408	$2,222	$2,032
Items amortized during the measurement period:
Prior service credit/(cost)	(52)	(196)	(95)	(170)
Net actuarial gain/(loss)	(9,521)	(8,141)	567	810
Total recognized in other comprehensive income	$5,784	$16,071	$2,694	$2,672
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
For pension plans, the estimated actuarial loss that would be amortized from AOCI into net periodic benefit cost in 2018 is $11.8 million. For other postretirement plans, the estimated actuarial loss to be amortized from AOCI into net periodic benefit in 2018 is $21.6 million.
FHN does not expect any defined benefit pension plan’s and other employee benefit plan’s assets to be returned to FHN in 2018.
The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate:

(Dollars in thousands)	Pension Benefits	Other Benefits
2018	$36,117	$2,543
2019	38,554	1,590
2020	40,784	1,647
2021	42,536	1,710
2022	43,381	1,775
2023-2027	234,305	9,963

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

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
Prior to the contribution in third quarter 2016, FHN had adopted an investment strategy that reduced equities and increased long duration fixed income allocations over time with the intention of reducing volatility of funded status and pension costs. Plan assets were shifted from equities to fixed income securities when certain funded status thresholds were met. Subsequent to the 2016 contribution, qualified pension plan assets primarily consist of fixed income securities which include U.S. treasuries, corporate bonds of companies from diversified industries, municipal bonds, and foreign bonds. Fixed income investments generally have long durations consistent with the estimated pension liabilities of FHN. This duration-matching strategy is intended to hedge substantially all of the plan’s risk associated with future benefit payments. Retiree medical funds are kept in short-term investments, primarily money market funds and mutual funds. On December 31, 2017 and 2016, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.
The fair value of FHN’s pension plan assets at December 31, 2017 and 2016, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 24 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

(Dollars in thousands)	December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$21,152	$—	$—	$21,152
Fixed income securities:
U.S. treasuries	—	27,173	—	27,173
Corporate, municipal and foreign bonds	—	762,919	—	762,919
Total	$21,152	$790,092	$—	$811,244

(Dollars in thousands)	December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$23,815	$—	$—	$23,815
Fixed income securities:
U.S. treasuries	—	30,576	—	30,576
Corporate, municipal and foreign bonds	—	505,374	—	505,374
Common and collective funds:
Fixed income	—	219,107	—	219,107
Total	$23,815	$755,057	$—	$778,872
Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. The Pension and Savings Investment Committees, comprised of senior managers within the organization, meet regularly to review asset performance and potential portfolio revisions. With the change in asset allocation in 2016, adjustments to the qualified pension plan asset allocation have primarily reflected changes in anticipated liquidity needs for plan benefits.

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

The fair value of FHN’s retiree medical plan assets at December 31, 2017 and 2016 by asset category are as follows:

(Dollars in thousands)	December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$364	$—	$—	$364
Mutual funds:
Equity mutual funds	11,402	—	—	11,402
Fixed income mutual funds	6,987	—	—	6,987
Total	$18,753	$—	$—	$18,753

(Dollars in thousands)	December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$626	$—	$—	$626
Mutual funds:
Equity mutual funds	10,443	—	—	10,443
Fixed income mutual funds	5,648	—	—	5,648
Total	$16,717	$—	$—	$16,717

153

Note 19 - Stock Options, Restricted Stock, and Dividend Reinvestment Plans

Equity compensation plans
FHN currently has one plan, its shareholder-approved Equity Compensation Plan (“ECP”), which authorizes the grant of new stock-based awards to employees and directors. Most awards outstanding at year end were granted under the ECP, though older stock options and certain deferred stock units remain outstanding under several plans which no longer are active. The ECP authorizes a broad range of award types, including restricted shares, stock units, and stock options. Stock units may be paid in shares or cash, depending upon the terms of the award. The ECP also authorizes the grant of stock appreciation rights, though no such grants have been made. Unvested awards have service and/or performance conditions which must be met in order for the shares to vest. Awards generally have service-vesting conditions, meaning that the employee must remain employed by FHN for certain periods in order for the award to vest. Some outstanding awards also have performance conditions, and two outstanding awards have performance conditions associated with FHN’s stock price. FHN operates the ECP by establishing award programs, each of which is intended to cover a specific need. Programs are created, changed, or terminated as needs change. On December 31, 2017, there were 10,233,661 shares available for new awards under the ECP. The ECP imposes a separate limit on full-value (non-option) awards which is included within the overall limit; at December 31, 2017 there were 7,927,593 shares available to be granted as full-value awards.
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
Performance condition awards. Under FHN’s long-term incentive and corporate performance programs, performance stock units (“PSUs”) (executives) and cash units (selected management employees) are granted annually and vest only if predetermined performance measures are met. The measures are changed each year based on goals and circumstances prevailing at the time of grant. In recent years the performance periods have been three years, with service-vesting near the third anniversary of the grant. PSUs granted after 2014 also have a two year post-vest holding period. Recent annual performance awards require pro-rated forfeiture for performance falling between a threshold level and a maximum, but all-or-nothing awards have also been granted. Performance awards sometimes are used to provide a narrow, targeted incentive to a single person or small group; two such awards which include a market performance condition to FHN’s Chief Executive Officer (“CEO”) are discussed in the next paragraph. Of the annual program awards paid during 2017 or outstanding on December 31, 2017: performance conditions related to the 2014 units were met at the 112.5 percent payout level and were paid in 2017; the three-year performance period of the 2015 units has ended but performance is measured relative to peers and has not yet been determined; and, the three-year performance periods for the 2016 and 2017 units have not ended.
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
Director awards. Non-employee directors receive cash and annual grants of service-conditioned stock units under a program approved by the board of directors. Director stock units are settled in shares at vesting in the year following the year of grant. In 2017 and 2016 each director received $65,000 or prorated equivalent of stock units, representing a portion of their annual retainer. Prior to 2005 directors could elect to defer cash compensation in the form of discount-priced stock options, some of which remain outstanding.

Note 19 - Stock Options, Restricted Stock, and Dividend Reinvestment Plans (Continued)

Stock and stock unit awards. A summary of restricted and performance stock and unit activity during the year ended December 31, 2017, is presented below:

	Shares/ Units (a)	Weighted average grant date fair value (per share) (b)
Nonvested on January 1, 2017	4,004,402	11.28
Shares/units granted	1,238,754	18.83
Shares/units vested	(847,107)	11.64
Shares/units cancelled	(424,833)	10.51
Nonvested on December 31, 2017	3,971,216	12.92

(a)	Includes only units that settle in shares and nonvested performance units are included at 100% payout level.

(b)	The weighted average grant date fair value for shares/units granted in 2016 and 2015 was $12.90 and $13.90, respectively.
On December 31, 2017, there was $27.6 million of unrecognized compensation cost related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.5 years. The total grant date fair value of shares vested during 2017, 2016 and 2015, was $9.9 million, $9.7 million and $9.9 million, respectively.
Stock option awards. Currently FHN operates only a single option program, calling for annual grants of service-vested options to executives. In the past, however, option programs varied widely in their uses and terms, and many old-program options, granted under the ECP or its predecessor plans, remain outstanding today. Except for substitute options (discussed below), all options granted since 2005 provide for the issuance of FHN common stock at a price fixed at its fair market value on the grant date. Except for substitute options, converted options and a special retention stock option award to the CEO in 2016, all options granted since 2008 vest fully no later than the fourth anniversary of grant, and all such options expire seven years from the grant date. Substitute options can be issued under the ECP in exchange for options of an acquired company that are canceled in a merger. The price, vesting, expiration, and other terms of the substitute options economically mirror those of the canceled options. FHN issued substitute options in the TAF transaction which closed in October, 2015. Converted options from CBF are all fully vested and expire ten years from grant date. The 2016 retention award vests beginning on the fourth anniversary of grant and extends through the sixth anniversary of grant. A deferral program, which was discontinued in 2005, allowed for foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Deferral options still outstanding expire 20 years from the grant date.
The summary of stock option activity for the year ended December 31, 2017, is shown below:

	Options Outstanding	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
January 1, 2017	5,937,156	17.86
Options converted from CBF	1,059,685	11.54
Options granted	423,638	19.73
Options exercised	(475,995)	13.66
Options expired/cancelled	(335,913)	27.21
December 31, 2017	6,608,571	16.80	3.18	34,003
Options exercisable	5,016,496	17.65	2.56	24,646
Options expected to vest	1,592,075	14.11	5.13	9,358

The total intrinsic value of options exercised during 2017, 2016 and 2015 was $2.5 million, $10.6 million and $2.8 million, respectively. On December 31, 2017, there was $2.2 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 3.2 years.

Note 19 - Stock Options, Restricted Stock, and Dividend Reinvestment Plans (Continued)

FHN granted or converted 1,483,323, 971,328 and 595,229 stock options with a weighted average fair value of $4.69, $2.95 and $4.01 per option at grant date in 2017, 2016 and 2015, respectively.
FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted or converted in 2017, 2016, and 2015 with the following assumptions:

	2017	2016	2015
Expected dividend yield	1.82%	2.41%	1.68%
Expected weighted-average lives of options granted	6.09 years	6.19 years	6.18 years
Expected weighted-average volatility	26.90%	32.84%	32.26%
Expected volatility range	24.36 - 29.44%	30.73 – 34.95%	23.67 – 40.85%
Risk-free interest rate	2.07%	1.28%	1.68%
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
Compensation Cost. The compensation cost that has been included in the Consolidated Statements of Income pertaining to stock-based awards was $20.6 million, $17.5 million, and $13.8 million for 2017, 2016, and 2015, respectively. The corresponding total income tax benefits recognized were $7.9 million in 2017, $6.7 million in 2016, and $5.3 million in 2015.
Authorization. Consistent with Tennessee state law, only authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock based compensation awards. FHN has obtained authorization from the Board of Directors to repurchase up to certain number of shares, related to issuance under the ECP and older stock award plans. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal and regulatory restrictions, and prudent capital management. FHN does not currently expect to repurchase a material number of shares under the compensation plan-related repurchase program during 2018.
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

Note 20 - Business Segment Information
FHN has four business segments: regional banking, fixed income, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to consumer and commercial customers in Tennessee, North Carolina, South Carolina, Florida and other selected markets. Regional banking also provides investments, financial planning, trust services and asset management, mortgage banking, credit card, and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally. The fixed income segment consists of fixed income securities sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory services, and derivative sales. The corporate segment consists of unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, derivative valuation adjustments related to prior sales of Visa Class B shares, gain/(loss) on extinguishment of debt, and acquisition- and integration-related costs. The non-strategic segment consists of the wind-down national consumer lending activities, legacy mortgage banking elements including servicing fees, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses.
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

(Dollars in thousands)	2017	2016	2015
Consolidated
Net interest income	$842,314	$729,084	$653,720
Provision/(provision credit) for loan losses	—	11,000	9,000
Noninterest income	490,219	552,441	517,325
Noninterest expense	1,023,661	925,204	1,053,791
Income/(loss) before income taxes	308,872	345,321	108,254
Provision/(benefit) for income taxes	131,892	106,810	10,941
Net income/(loss)	$176,980	$238,511	$97,313
Average assets	$29,924,813	$27,427,227	$25,635,975
Depreciation and amortization	$70,924	$64,673	$60,743
Expenditures for long-lived assets	287,642	62,554	43,514

Note 20 - Business Segment Information (Continued)

(Dollars in thousands)	2017	2016	2015
Regional Banking
Net interest income	$848,952	$741,852	$655,152
Provision/(provision credit) for loan losses	21,647	38,887	34,545
Noninterest income	258,609	249,003	251,586
Noninterest expense	629,773	615,821	562,799
Income/(loss) before income taxes	456,141	336,147	309,394
Provision/(benefit) for income taxes	162,985	120,100	110,349
Net income/(loss)	$293,156	$216,047	$199,045
Average assets	$19,621,764	$17,143,464	$14,932,207
Depreciation and amortization	$43,255	$39,177	$37,997
Expenditures for long-lived assets	276,012	51,354	37,367
Fixed Income
Net interest income	$18,010	$10,765	$15,517
Noninterest income	217,077	269,339	231,314
Noninterest expense	210,937	229,576	220,149
Income/(loss) before income taxes	24,150	50,528	26,682
Provision/(benefit) for income taxes	7,919	18,070	8,999
Net income/(loss)	$16,231	$32,458	$17,683
Average assets	$2,544,842	$2,365,661	$2,370,355
Depreciation and amortization	$9,026	$5,981	$6,108
Expenditures for long-lived assets	2,106	2,099	1,706
Corporate
Net interest income/(expense)	$(58,915)	$(65,902)	$(71,680)
Noninterest income (a)	8,926	20,436	23,331
Noninterest expense	139,390	58,913	57,830
Income/(loss) before income taxes	(189,379)	(104,379)	(106,179)
Provision/(benefit) for income taxes	(45,922)	(55,777)	(80,085)
Net income/(loss)	$(143,457)	$(48,602)	$(26,094)
Average assets	$6,278,281	$6,030,313	$6,001,168
Depreciation and amortization	$18,249	$19,078	$16,054
Expenditures for long-lived assets	9,383	8,946	3,971
Non-Strategic
Net interest income	$34,267	$42,369	$54,731
Provision/(provision credit) for loan losses	(21,647)	(27,887)	(25,545)
Noninterest income	5,607	13,663	11,094
Noninterest expense	43,561	20,894	213,013
Income/(loss) before income taxes	17,960	63,025	(121,643)
Provision/(benefit) for income taxes	6,910	24,417	(28,322)
Net income/(loss)	$11,050	$38,608	$(93,321)
Average assets	$1,479,926	$1,887,789	$2,332,245
Depreciation and amortization	$394	$437	$584
Expenditures for long-lived assets	141	155	470
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) 2017 includes a $14.3 million pre-tax loss from the repurchase of equity securities previously included in a financing transaction.

Note 21 - Variable Interest Entities

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

Consolidated Variable Interest Entities
FHN holds variable interests in a proprietary HELOC securitization trust it established as a source of liquidity for consumer lending operations. Based on its restrictive nature, the trust is considered a VIE as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trust’s economic performance. The retention of mortgage service rights ("MSR") and a residual interest results in FHN potentially absorbing losses or receiving benefits that are significant to the trust. FHN is considered the primary beneficiary, as it is assumed to have the power, as Master Servicer, to most significantly impact the activities of the VIE. Consolidation of the trust results in the recognition of the trust proceeds as restricted borrowings since the cash flows on the securitized loans can only be used to settle the obligations due to the holders of trust securities. Through first quarter 2016 the trust experienced a rapid amortization period and FHN was obligated to provide subordinated funding. During the period, cash payments from borrowers were accumulated to repay outstanding debt securities while FHN continued to make advances to borrowers when they drew on their lines of credit. FHN then transferred the newly generated receivables into the securitization trust. FHN is reimbursed for these advances only after other parties in the securitization have received all of the cash flows to which they are entitled. If loan losses requiring draws on the related monoline insurers’ policies (which protect bondholders in the securitization) exceed a certain level, FHN may not receive reimbursement for all of the funds advanced to borrowers, as the senior bondholders and the monoline insurers typically have priority for repayment. Amounts funded from monoline insurance policies are considered restricted term borrowings in FHN’s Consolidated Statements of Condition. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trust, the creditors of the trust hold no recourse to the assets of FHN.

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

Note 21 - Variable Interest Entities (Continued)

The following table summarizes VIEs consolidated by FHN as of December 31, 2017 and December 31, 2016:

	December 31, 2017		December 31, 2016
	On-Balance Sheet Consumer Loan Securitization	Rabbi Trusts Used for Deferred Compensation Plans	On-Balance Sheet Consumer Loan Securitization	Rabbi Trusts Used for Deferred Compensation Plans
(Dollars in thousands)	Carrying Value	Carrying Value	Carrying Value	Carrying Value
Assets:
Cash and due from banks	$—	N/A	$—	N/A
Loans, net of unearned income	24,175	N/A	35,873	N/A
Less: Allowance for loan losses	—	N/A	587	N/A
Total net loans	24,175	N/A	35,286	N/A
Other assets	47	$80,479	283	$74,160
Total assets	$24,222	$80,479	$35,569	$74,160
Liabilities:
Term borrowings	$11,226	N/A	$23,126	N/A
Other liabilities	2	$61,733	3	$54,746
Total liabilities	$11,228	$61,733	$23,129	$54,746
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
FHN accounts for all qualifying LIHTC investments under the proportional amortization method. Under this method an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense/(benefit). LIHTC investments that do not qualify for the proportional amortization method are accounted for using the equity method. Expenses associated with these investments were $1.8 million, $1.8 million, and $3.4 million during 2017, 2016, and 2015, respectively. The following table summarizes the impact to the Provision/(benefit) for income taxes on the Consolidated Statements of Income for the years ended December 31, 2017, 2016 and 2015 for LIHTC investments accounted for under the proportional amortization method.

(Dollars in thousands)	2017	2016	2015
Provision/(benefit) for income taxes:
Amortization of qualifying LIHTC investments (a)	$14,037	$14,223	$13,496
Low income housing tax credits	(11,037)	(10,100)	(9,450)
Other tax benefits related to qualifying LIHTC investments	(5,045)	(9,779)	(10,787)
(a) 2017 reflects increased amortization due the effects of the Tax Act.

Note 21 - Variable Interest Entities (Continued)

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

Note 21 - Variable Interest Entities (Continued)

Holdings in Agency Mortgage-Backed Securities. FHN holds securities issued by various Agency securitization trusts. Based on their restrictive nature, the trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities’ economic performance. FHN could potentially receive benefits or absorb losses that are significant to the trusts based on the nature of the trusts’ activities and the size of FHN’s holdings. However, FHN is solely a holder of the trusts’ securities and does not have the power to direct the activities that most significantly impact the trusts’ economic performance, and is not considered the primary beneficiary of the trusts. FHN has no contractual requirements to provide financial support to the trusts.
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
Sale Leaseback Transaction. FTB has entered into an agreement with a single asset leasing entity for the sale and leaseback of an office building. In conjunction with this transaction, FTB loaned funds to a related party of the buyer that were used for the purchase price of the building. FTB also entered into a construction loan agreement with the single asset entity for renovation of the building. Since this transaction did not qualify as a sale, it is being accounted for using the deposit method which creates a net asset or liability for all cash flows between FTB and the buyer. The buyer-lessor in this transaction meets the definition of a VIE as it does not have sufficient equity at risk since FTB is providing the funding for the purchase and renovation. A related party of the buyer-lessor has the power to direct the activities that most significantly impact the operations and could potentially receive benefits or absorb losses that are significant to the transactions, making it the primary beneficiary. Therefore, FTB does not consolidate the leasing entity.

Proprietary Trust Preferred Issuances. In conjunction with the acquisition of CBF, FHN acquired junior subordinated debt totaling $212.4 million underlying multiple issuances of trust preferred debt by institutions previously acquired by CBF. All of these trusts are considered VIEs because the ownership interests from the capital contributions to these trusts are not considered “at risk” in evaluating whether the holders of the equity investments at risk in the trusts have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities’ economic performance. Thus, FHN cannot be the trusts’ primary beneficiary because its ownership interests in the trusts are not considered variable interests as they are not considered “at risk”. Consequently, none of the trusts are consolidated by FHN.

Note 21 - Variable Interest Entities (Continued)

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2017:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type:
Low income housing partnerships	$94,798	$33,348	(a)
Other tax credit investments (b) (c)	20,394	—	Other assets
Small issuer trust preferred holdings (d)	332,455	—	Loans, net of unearned income
On-balance sheet trust preferred securitization	48,817	65,357	(e)
Proprietary residential mortgage securitizations	2,151	—	Trading securities
Holdings of agency mortgage-backed securities (d)	5,349,287	—	(f)
Commercial loan troubled debt restructurings (g)	19,411	—	Loans, net of unearned income
Sale-leaseback transaction	14,827	—	(h)
Proprietary trust preferred issuances (i)	—	212,378	Term borrowings

(a)
Maximum loss exposure represents $61.5 million of current investments and $33.3 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events, and are also recognized in Other liabilities. FHN currently expects to be required to fund these accrued commitments by the end of 2020.

(b)	A liability is not recognized as investments are written down over the life of the related tax credit.

(c)	Maximum loss exposure represents current investment balance. Of the initial investment, $18.0 million was funded through loans from community development enterprises.

(d)	Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts’ securities.

(e)	Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $65.4 million classified as Term borrowings.

(f)	Includes $.5 billion classified as Trading securities and $4.8 billion classified as Securities available-for-sale.

(g)
Maximum loss exposure represents $19.1 million of current receivables and $.3 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.

(h)	Maximum loss exposure represents the current loan balance plus additional funding commitments less amounts received from the buyer-lessor.

(i)	No exposure to loss due nature of FHN's involvement.
The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2016:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type:
Low income housing partnerships	$73,582	$17,398	(a)
Other tax credit investments (b) (c)	21,898	—	Other assets
Small issuer trust preferred holdings (d)	332,985	—	Loans, net of unearned income
On-balance sheet trust preferred securitization	49,361	64,812	(e)
Proprietary residential mortgage securitizations	2,568	—	Trading securities
Holdings of agency mortgage-backed securities (d)	4,163,313	—	(f)
Commercial loan troubled debt restructurings (g)	42,696	—	Loans, net of unearned income
Sale-leaseback transaction	11,827	—	(h)

(a)
Maximum loss exposure represents $56.2 million of current investments and $17.4 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events, and are also recognized in Other liabilities. FHN currently expects to be required to fund these accrued commitments by the end of 2017.

(b)	A liability is not recognized as investments are written down over the life of the related tax credit.

(c)	Maximum loss exposure represents current investment balance. Of the initial investment, $18.0 million was funded through loans from community development enterprises.

(d)	Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts’ securities.

(e)	Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $64.8 million classified as Term borrowings.

(f)	Includes $.4 billion classified as Trading securities and $3.8 billion classified as Securities available-for-sale.

(g)
Maximum loss exposure represents $37.5 million of current receivables and $5.2 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.

(h)	Maximum loss exposure represents the current loan balance plus additional funding commitments less amounts received from the buyer-lessor.

Note 22 - Derivatives
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
Credit risk represents the potential loss that may occur if a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and by using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with certain counterparties to limit credit risk. Commencing in first quarter 2017, a central clearinghouse revised the treatment of daily margin posted or received from collateral to legal settlements of the related derivative contracts. This change resulted in a reduction in derivative assets and liabilities and corresponding reductions in collateral posted and received as these amounts are now presented net by contract in the Consolidated Statements of Condition. This change has no effect on hedge accounting or gains/losses for the applicable derivative contracts. On December 31, 2017 and 2016, respectively, FHN had $27.8 million and $47.8 million of cash receivables and $28.3 million and $32.8 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds and over-collateralized positions, with derivative counterparties. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. See additional discussion regarding master netting agreements and collateral posting requirements later in this note under the heading “Master Netting and Similar Agreements.” Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.
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
Trading Activities
FHN’s fixed income segment trades U.S. Treasury, U.S. Agency, government-guaranteed loan, mortgage-backed, corporate and municipal fixed income securities, and other securities for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Fixed income also enters into interest rate contracts, including caps, swaps, and floors, for its customers. In addition, fixed income enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in fixed income noninterest income. Related assets and liabilities are recorded on the Consolidated Statements of Condition as Derivative assets and Derivative liabilities. The FTN Financial Risk Committee and the Credit Risk

Note 22 - Derivatives (Continued)

Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $173.9 million and $229.7 million for the years ended December 31, 2017 and 2016, respectively. Trading revenues are inclusive of both derivative and non-derivative financial instruments, and are included in fixed income noninterest income.
The following tables summarize FHN’s derivatives associated with fixed income trading activities as of December 31, 2017 and 2016:

	December 31, 2017
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts	$2,026,753	$22,097	$18,323
Offsetting Upstream Interest Rate Contracts	2,026,753	17,931	20,720
Option Contracts Purchased	20,000	15	—
Forwards and Futures Purchased	6,257,140	4,354	5,526
Forwards and Futures Sold	6,292,012	5,806	4,010

	December 31, 2016
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts	$1,697,992	$39,495	$14,996
Offsetting Upstream Interest Rate Contracts	1,697,992	14,996	39,495
Option Contracts Purchased	17,500	63	—
Option Contracts Written	5,000	—	8
Forwards and Futures Purchased	2,916,750	6,257	26,659
Forwards and Futures Sold	3,085,396	27,330	6,615
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
FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $400.0 million of senior debt issued by FTBNA which matures in December 2019. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk of the senior debt. The balance sheet impact of this swap was $.1 million and $1.6 million in Derivative assets as of December 31, 2017 and 2016. There was an insignificant level of ineffectiveness related to this hedge.
FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $500.0 million of senior debt which matures in December 2020. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk of the senior debt. The balance sheet impact of this swap was $.2 million in Derivative assets as of December 31, 2017 and $7.3 million in Derivative liabilities as of December 31, 2016. There was an insignificant level of ineffectiveness related to this hedge.

Note 22 - Derivatives (Continued)

The following tables summarize FHN’s derivatives associated with interest rate risk management activities as of December 31, 2017 and 2016:

	December 31, 2017
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts	$1,608,912	$11,644	$19,780
Offsetting Upstream Interest Rate Contracts	1,608,912	18,473	11,019
Debt Hedging
Hedging Instruments:
Interest Rate Swaps	$900,000	$371	N/A
Hedged Items:
Term Borrowings	N/A	N/A	$900,000	(a)

	December 31, 2016
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts	$1,357,920	$17,566	$14,277
Offsetting Upstream Interest Rate Contracts	1,357,920	14,277	18,066
Debt Hedging
Hedging Instruments:
Interest Rate Swaps	$900,000	$1,628	$7,276
Hedged Items:
Term Borrowings	N/A	N/A	$900,000	(a)

(a)	Represents par value of term borrowings being hedged.
The following table summarizes gains/(losses) on FHN’s derivatives associated with interest rate risk management activities for the years ended December 31, 2017, 2016, and 2015:

	Year Ended December 31
	2017	2016	2015
(Dollars in thousands)	Gains/(Losses)	Gains/(Losses)	Gains/(Losses)
Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$(10,703)	$(22,969)	604
Offsetting Upstream Interest Rate Contracts (a)	10,699	22,969	(604)
Debt Hedging
Hedging Instruments:
Interest Rate Swaps (a)	$(7,766)	$(3,552)	$(23,194)
Hedged Items:
Term Borrowings (a) (b)	7,582	3,429	23,414

(a)	Gains/losses included in the All other expense section of the Consolidated Statements of Income.

(b)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

Note 22 - Derivatives (Continued)

In first quarter 2016, FHN entered into a pay floating, receive fixed interest rate swap in a hedging strategy to manage its exposure to the variability in cash flows related to the interest payments for the following five years on $250 million principal of debt instruments, which primarily consist of held-to-maturity trust preferred loans that have variable interest payments based on 3-month LIBOR. In first quarter 2017, FHN initiated cash flow hedges of $650 million notional amount that have durations between three and seven years. The debt instruments primarily consist of held-to-maturity commercial loans that have variable interest payments based on 1-month LIBOR. These qualify for hedge accounting as cash flow hedges under ASC 815-20. Changes in the fair value of these derivatives are recorded as a component of AOCI, to the extent that the hedging relationships are effective. Amounts are reclassified from AOCI to earnings as the hedged cash flows affect earnings. FTB measures the ineffectiveness using the Hypothetical Derivative Method. AOCI is adjusted to an amount that reflects the lesser of either the cumulative change in fair value of the swaps or the cumulative change in the fair value of the hypothetical derivative instruments. To the extent that any ineffectiveness exists in the hedge relationships, the amounts are recorded in current period earnings. Interest paid or received for these swaps is recognized as an adjustment to interest income of the assets whose cash flows are being hedged.
The following tables summarize FHN’s derivative activities associated with cash flow hedges as of December 31, 2017 and 2016:

	December 31, 2017
(Dollars in thousands)	Notional	Assets	Liabilities
Cash Flow Hedges
Hedging Instruments:
Interest Rate Swaps	$900,000	$942	N/A
Hedged Items:
Variability in Cash Flows Related to Debt Instruments (Primarily Loans)	N/A	$900,000	N/A

	December 31, 2016
(Dollars in thousands)	Notional	Assets	Liabilities
Cash Flow Hedges
Hedging Instruments:
Interest Rate Swaps	$250,000	N/A	$2,045
Hedged Items:
Variability in Cash Flows Related to Debt Instruments (Primarily Loans)	N/A	$250,000	N/A
The following table summarizes gains/(losses) on FHN’s derivatives associated with cash flow hedges for the years ended December 31, 2017 and 2016:

	Year Ended December 31
	2017	2016
(Dollars in thousands)	Gains/(Losses)	Gains/(Losses)
Cash Flow Hedges
Hedging Instruments:
Interest Rate Swaps (a) (b)	$(8,264)	$(2,045)
Hedged Items:
Variability in Cash Flows Related to Debt Instruments (Primarily Loans)	N/A	N/A

(a)	Amount represents the pre-tax gains/(losses) included within AOCI.

(b)	Approximately $3.0 million of losses are expected to be reclassified into earnings in the next twelve months.

Note 22 - Derivatives (Continued)

Prior to third quarter 2017, FHN hedged held-to-maturity trust preferred loans which had an initial fixed rate term before conversion to a floating rate. FHN had entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with the initial term. Interest paid or received for these swaps was recognized as an adjustment of the interest income of the assets whose risk was being hedged. Basis adjustments remaining at the end of the hedge term were amortized as an adjustment to interest income over the remaining life of the loans. Gains or losses were included in Other income and commissions on the Consolidated Statements of Income. These hedges expired in third quarter 2017.
The following table summarizes FHN’s derivative activities associated with held-to-maturity trust preferred loans as of December 31, 2016:

	December 31, 2016
(Dollars in thousands)	Notional	Assets		Liabilities
Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$6,500	N/A		$208
Hedged Items:
Trust Preferred Loans (a)	N/A	$6,500	(b)	N/A

(a)	Assets included in the Loans, net of unearned income section of the Consolidated Statements of Condition.

(b)	Represents principal balance being hedged.
The following table summarizes gains/(losses) on FHN’s derivatives associated with held-to-maturity trust preferred loans for the year ended December 31, 2016 and 2015:

	Year Ended December 31
	2016	2015
(Dollars in thousands)	Gains/(Losses)	Gains/(Losses)
Loan Portfolio Hedging
Hedging Instruments:
Interest Rate Swaps	$280	$256
Hedged Items:
Trust Preferred Loans (a)	$(276)	$(253)

(a)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.
Other Derivatives
In conjunction with the sales of a portion of its Visa Class B shares, FHN and the purchaser entered into derivative transactions whereby FHN will make or receive cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. As of December 31, 2017 and 2016, the derivative liabilities associated with the sales of Visa Class B shares were $5.6 million and $6.2 million, respectively. See the Visa Matters section of Note 17 – Contingencies and Other Disclosures for more information regarding FHN’s Visa shares.
FHN utilizes cross currency swaps and cross currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with non-U.S. dollar denominated loans. As of December 31, 2017 and 2016, these loans were valued at $1.5 million and $3.8 million, respectively. The balance sheet amount and the gains/losses associated with these derivatives were not significant.
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

Note 22 - Derivatives (Continued)

Interest rate derivatives are subject to agreements consistent with standard agreement forms of the International Swap and Derivatives Association (“ISDA”). Currently, all interest rate derivative contracts are entered into as over-the-counter transactions and collateral posting requirements are based on the net asset or liability position with each respective counterparty. For contracts that require central clearing, novation to a counterparty with access to a clearinghouse occurs and margin is posted. Cash margin received (posted) that is considered settlements for the derivative contracts is included in the respective derivative asset (liability) value. Cash margin that is considered collateral received (posted) for interest rate derivatives is recognized as a liability (asset) on FHN’s Consolidated Statements of Condition.
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
The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $23.3 million of assets and $34.5 million of liabilities on December 31, 2017, and $35.9 million of assets and $49.0 million of liabilities on December 31, 2016. As of December 31, 2017 and 2016, FHN had received collateral of $119.3 million and $137.6 million and posted collateral of $18.9 million and $39.3 million, respectively, in the normal course of business related to these agreements.
Certain agreements entered into prior to required central clearing also contain accelerated termination provisions, inclusive of the right of offset, if a counterparty’s credit rating falls below a specified level. If a counterparty’s debt rating (including FHN’s and FTBNA’s) were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and require immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $22.8 million of assets and $19.4 million of liabilities on December 31, 2017, and $35.9 million of assets and $19.6 million of liabilities on December 31, 2016. As of December 31, 2017 and 2016, FHN had received collateral of $118.6 million and $137.5 million and posted collateral of $6.7 million and $12.9 million, respectively, in the normal course of business related to these contracts.
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

Note 22 - Derivatives (Continued)

The following table provides details of derivative assets and collateral received as presented on the Consolidated Statements of Condition as of December 31, 2017 and 2016:

				Gross amounts not offset in the Statements of Condition
(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statements of Condition	Net amounts of assets presented in the Statements of Condition (a)	Derivative liabilities available for offset	Collateral Received	Net amount
Derivative assets:
December 31, 2017 (b)	$71,458	$—	$71,458	$(17,278)	$(33,370)	$20,810
December 31, 2016 (b)	87,962	—	87,962	(25,953)	(52,888)	9,121

(a)
Included in Derivative assets on the Consolidated Statements of Condition. As of December 31, 2017 and 2016, $10.2 million and $33.7 million, respectively, of derivative assets (primarily fixed income forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	Amounts are comprised entirely of interest rate derivative contracts.
The following table provides details of derivative liabilities and collateral pledged as presented on the Consolidated Statements of Condition as of December 31, 2017 and 2016:

				Gross amounts not offset in the Statements of Condition
(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statements of Condition	Net amounts of liabilities presented in the Statements of Condition (a)	Derivative assets available for offset	Collateral pledged	Net amount
Derivative liabilities:
December 31, 2017 (b)	$69,842	$—	$69,842	$(17,278)	$(51,801)	$763
December 31, 2016 (b)	96,363	—	96,363	(25,953)	(60,746)	9,664

(a)
Included in Derivative liabilities on the Consolidated Statements of Condition. As of December 31, 2017 and December 31, 2016, $15.2 million and $39.5 million, respectively, of derivative liabilities (primarily fixed income forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	Amounts are comprised entirely of interest rate derivative contracts.

Note 23 - Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing Transactions
For repurchase, reverse repurchase and securities borrowing transactions, FHN and each counterparty have the ability to offset all open positions and related collateral in the event of default. Due to the nature of these transactions, the value of the collateral for each transaction approximates the value of the corresponding receivable or payable. For repurchase agreements through FHN’s fixed income business (Securities purchased under agreements to resell and Securities sold under agreements to repurchase), transactions are collateralized by securities and/or government guaranteed loans which are delivered on the settlement date and are maintained throughout the term of the transaction. For FHN’s repurchase agreements through banking activities (Securities sold under agreements to repurchase), securities are typically pledged at settlement and not released until maturity. For asset positions, the collateral is not included on FHN’s Consolidated Statements of Condition. For liability positions, securities collateral pledged by FHN is generally represented within FHN’s trading or available-for-sale securities portfolios.
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
The following table provides details of Securities purchased under agreements to resell as presented on the Consolidated Statements of Condition and collateral pledged by counterparties as of December 31:

				Gross amounts not offset in the Statements of Condition
(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statements of Condition	Net amounts of assets presented in the Statements of Condition	Offsetting securities sold under agreements to repurchase	Securities collateral (not recognized on FHN’s Statements of Condition)	Net amount
Securities purchased under agreements to resell:
2017	$725,609	$—	$725,609	$(259)	$(720,036)	$5,314
2016	613,682	—	613,682	(1,628)	(603,813)	8,241
The following table provides details of Securities sold under agreements to repurchase as presented on the Consolidated Statements of Condition and collateral pledged by FHN as of December 31:

				Gross amounts not offset in the Statements of Condition
(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statements of Condition	Net amounts of liabilities presented in the Statements of Condition	Offsetting securities purchased under agreements to resell	Securities/ government guaranteed loans collateral	Net amount
Securities sold under agreements to repurchase:
2017	$656,602	$—	$656,602	$(259)	$(656,216)	$127
2016	453,053	—	453,053	(1,628)	(451,414)	11

Note 23 - Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing Transactions (Continued)

Due to the short duration of Securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal. The following tables provide details, by collateral type, of the remaining contractual maturity of Securities sold under agreements to repurchase as of December 31:

	December 31, 2017
(Dollars in thousands)	Overnight and Continuous	Up to 30 Days	Total
Securities sold under agreements to repurchase:
U.S. treasuries	$13,830	$—	$13,830
Government agency issued MBS	424,821	5,365	430,186
Government agency issued CMO	54,037	3,666	57,703
Government guaranteed loans (SBA and USDA)	154,883	—	154,883
Total Securities sold under agreements to repurchase	$647,571	$9,031	$656,602

	December 31, 2016
(Dollars in thousands)	Overnight and Continuous	Up to 30 Days	Total
Securities sold under agreements to repurchase:
U.S. treasuries	$14,864	$—	$14,864
Government agency issued MBS	421,771	—	421,771
Government agency issued CMO	—	16,418	16,418
Total Securities sold under agreements to repurchase	$436,635	$16,418	$453,053

Note 24 - Fair Value of Assets and Liabilities
FHN groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires FHN to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. These levels are:

•	Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Transfers between fair value levels are recognized at the end of the fiscal quarter in which the associated change in inputs occurs.

Note 24 - Fair Value of Assets and Liabilities (Continued)

Recurring Fair Value Measurements
The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	December 31, 2017
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Trading securities—fixed income:
U.S. treasuries	$—	$128,995	$—	$128,995
Government agency issued MBS	—	227,038	—	227,038
Government agency issued CMO	—	275,014	—	275,014
Other U.S. government agencies	—	54,699	—	54,699
States and municipalities	—	34,573	—	34,573
Corporates and other debt	—	693,877	—	693,877
Equity, mutual funds, and other	—	(2)	—	(2)
Total trading securities—fixed income	—	1,414,194	—	1,414,194
Trading securities—mortgage banking	—	—	2,151	2,151
Loans held-for-sale	—	1,955	18,926	20,881
Securities available-for-sale:
U.S. treasuries	—	99	—	99
Government agency issued MBS	—	2,577,376	—	2,577,376
Government agency issued CMO	—	2,269,858	—	2,269,858
Corporates and other debt	—	55,782	—	55,782
Interest-only strips	—	—	1,270	1,270
Equity, mutual funds, and other	27,017	—	—	27,017
Total securities available-for-sale	27,017	4,903,115	1,270	4,931,402
Other assets:
Deferred compensation assets	39,822	—	—	39,822
Derivatives, forwards and futures	10,161	—	—	10,161
Derivatives, interest rate contracts	—	71,473	—	71,473
Total other assets	49,983	71,473	—	121,456
Total assets	$77,000	$6,390,737	$22,347	$6,490,084
Trading liabilities—fixed income:
U.S. treasuries	$—	$506,679	$—	$506,679
Corporates and other debt	—	131,836	—	131,836
Total trading liabilities—fixed income	—	638,515	—	638,515
Other liabilities:
Derivatives, forwards and futures	9,535	—	—	9,535
Derivatives, interest rate contracts	—	69,842	—	69,842
Derivatives, other	—	39	5,645	5,684
Total other liabilities	9,535	69,881	5,645	85,061
Total liabilities	$9,535	$708,396	$5,645	$723,576

Note 24 - Fair Value of Assets and Liabilities (Continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	December 31, 2016
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Trading securities—fixed income:
U.S. treasuries	$—	$146,988	$—	$146,988
Government agency issued MBS	—	256,611	—	256,611
Government agency issued CMO	—	150,058	—	150,058
Other U.S. government agencies	—	52,314	—	52,314
States and municipalities	—	60,351	—	60,351
Corporates and other debt	—	227,934	5	227,939
Equity, mutual funds, and other	—	242	—	242
Total trading securities—fixed income	—	894,498	5	894,503
Trading securities—mortgage banking	—	—	2,568	2,568
Loans held-for-sale	—	2,345	21,924	24,269
Securities available-for-sale:
U.S. treasuries	—	100	—	100
Government agency issued MBS	—	2,208,687	—	2,208,687
Government agency issued CMO	—	1,547,958	—	1,547,958
Equity, mutual funds, and other	25,249	—	—	25,249
Total securities available-for-sale	25,249	3,756,745	—	3,781,994
Other assets:
Mortgage servicing rights	—	—	985	985
Deferred compensation assets	32,840	—	—	32,840
Derivatives, forwards and futures	33,587	—	—	33,587
Derivatives, interest rate contracts	—	88,025	—	88,025
Derivatives, other	—	42	—	42
Total other assets	66,427	88,067	985	155,479
Total assets	$91,676	$4,741,655	$25,482	$4,858,813
Trading liabilities—fixed income:
U.S. treasuries	$—	$381,229	$—	$381,229
Other U.S. government agencies	—	844	—	844
Corporates and other debt	—	179,775	—	179,775
Total trading liabilities—fixed income	—	561,848	—	561,848
Other liabilities:
Derivatives, forwards and futures	33,274	—	—	33,274
Derivatives, interest rate contracts	—	96,371	—	96,371
Derivatives, other	—	7	6,245	6,252
Total other liabilities	33,274	96,378	6,245	135,897
Total liabilities	$33,274	$658,226	$6,245	$697,745

Note 24 - Fair Value of Assets and Liabilities (Continued)

Changes in Recurring Level 3 Fair Value Measurements
The changes in Level 3 assets and liabilities measured at fair value for the years ended December 31, 2017, 2016 and 2015 on a recurring basis are summarized as follows:

	Year Ended December 31, 2017
(Dollars in thousands)	Trading securities		Interest-only strips- AFS		Loans held- for-sale		Net derivative liabilities
Balance on January 1, 2017	$2,573		$—		$21,924		$(6,245)
Total net gains/(losses) included in:
Net income	448		1,021		1,547		(596)
Purchases	—		1,413		168		—
Sales	(5)		(11,431)		—		—
Settlements	(865)		—		(4,346)		1,196
Net transfers into/(out of) Level 3	—		10,267	(b)	(367)	(d)	—
Balance on December 31, 2017	$2,151		$1,270		$18,926		$(5,645)
Net unrealized gains/(losses) included in net income	$303	(a)	$(171)	(c)	$1,547	(a)	$(596)	(e)

	Year Ended December 31, 2016
(Dollars in thousands)	Trading securities		Loans held-for-sale		Securities available- for-sale	Mortgage servicing rights, net	Net derivative liabilities
Balance on January 1, 2016	$4,377		$27,418		$1,500	$1,841	$(4,810)
Total net gains/(losses) included in:
Net income	604		3,380		—	31	(2,634)
Purchases	—		706		—	—	—
Sales	—		—		—	(205)	—
Settlements	(2,408)		(6,264)		(1,500)	(682)	1,199
Net transfers into/(out of) Level 3	—		(3,316)	(d)	—	—	—
Balance on December 31, 2016	$2,573		$21,924		$—	$985	$(6,245)
Net unrealized gains/(losses) included in net income	$159	(a)	$3,380	(a)	$—	$—	$(2,634)	(e)

	Year Ended December 31, 2015
(Dollars in thousands)	Trading securities		Loans held-for-sale		Securities available- for-sale	Mortgage servicing rights, net	Net derivative liabilities
Balance on January 1, 2015	$5,642		$27,910		$3,307	$2,517	$(5,240)
Total net gains/(losses) included in:
Net income	369		2,765		(47)	—	(775)
Purchases	—		3,116		—	—	—
Sales	—		—		(1,760)	—	—
Settlements	(1,634)		(4,462)		—	(676)	1,205
Net transfers into/(out of) Level 3	—		(1,911)	(d)	—	—	—
Balance on December 31, 2015	$4,377		$27,418		$1,500	$1,841	$(4,810)
Net unrealized gains/(losses) included in net income	$369	(a)	$2,765	(a)	$—	$—	$(775)	(e)

Note 24 - Fair Value of Assets and Liabilities (Continued)

(a)	Primarily included in mortgage banking income on the Consolidated Statements of Income.

(b)	Transfers into interest-only strips - AFS level 3 measured on a recurring basis reflect movements from loans held-for-sale (Level 2 nonrecurring).

(c)	Primarily included in fixed income on the Consolidated Statements of Income.

(d)	Transfers out of loans held-for-sale level 3 measured on a recurring basis generally reflect movements into OREO (level 3 nonrecurring).

(e)	Included in Other expense.
Nonrecurring Fair Value Measurements
From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower of cost or market (“LOCOM”) accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2017, 2016 and 2015, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment the related carrying value, and the fair value adjustments recorded during the respective periods.

	Carrying value at December 31, 2017				Year Ended December 31, 2017
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held-for-sale—SBAs and USDA	$—	$465,504	$1,473	$466,977	$(1,629)
Loans held-for-sale—first mortgages	—	—	618	618	36
Loans, net of unearned income (a)	—	—	26,666	26,666	(1,687)
OREO (b)	—	—	39,566	39,566	(996)
Other assets (c)	—	—	26,521	26,521	(3,468)
					$(7,744)

	Carrying value at December 31, 2016				Year Ended December 31, 2016
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held-for-sale—SBAs	$—	$4,286	$—	$4,286	$(1)
Loans held-for-sale—first mortgages	—	—	638	638	75
Loans, net of unearned income (a)	—	—	31,070	31,070	(2,055)
OREO (b)	—	—	11,235	11,235	(2,041)
Other assets (c)	—	—	29,609	29,609	(3,349)
					$(7,371)

	Carrying value at December 31, 2015				Year Ended December 31, 2015
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held-for-sale—first mortgages	$—	$—	$729	$729	$57
Loans, net of unearned income (a)	—	—	27,026	27,026	4,087
OREO (b)	—	—	24,977	24,977	(2,868)
Other assets (c)	—	—	24,577	24,577	(4,582)
					$(3,306)

(a)
Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for loan losses. Gains in 2015 are due to recoveries of previously charged-off amounts.

(b)
Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as OREO. Balance excludes OREO related to government insured mortgages.

(c)	Represents tax credit investments accounted for under the equity method.

Note 24 - Fair Value of Assets and Liabilities (Continued)

In fourth quarter 2017, FHN recognized $3.0 million and $.8 million of impairments on long-lived assets in its Corporate and Regional Banking segments, respectively, associated with efforts to more efficiently utilize its branch locations, including integration with branches acquired from CBF. In first quarter 2016, FHN’s Regional Banking segment recognized $3.7 million of impairments on long-lived assets for similar efficiency efforts. The affected branch locations represented a mixture of owned and leased sites. The fair values of owned sites were determined using estimated sales prices from appraisals less estimated costs to sell. The fair values of leased sites were determined using a discounted cash flow approach, based on the revised estimated useful lives of the related assets. Both measurement methodologies are considered Level 3 valuations.
In third quarter 2017, FHN’s Corporate segment recognized $2.0 million of impairments on long-lived technology assets associated with the transition to expanded processing capacity that will be required upon completion of the merger with CBF. The fair values of the assets impaired were determined using a discounted cash flow approach which reflected short estimated remaining lives and considered estimated salvage values. The measurement methodologies are considered Level 3 valuations.

Note 24 - Fair Value of Assets and Liabilities (Continued)

Level 3 Measurements
The following tables provide information regarding the unobservable inputs utilized in determining the fair value of level 3 recurring and non-recurring measurements as of December 31, 2017 and 2016:

(Dollars in thousands)
Level 3 Class	Fair Value at December 31, 2017	Valuation Techniques	Unobservable Input	Values Utilized
Available-for-sale- securities SBA-interest only strips	$1,270	Discounted cash flow	Constant prepayment rate	10% - 11%
			Bond equivalent yield	17%
Loans held-for-sale - residential real estate	19,544	Discounted cash flow	Prepayment speeds - First mortgage	2% - 12%
			Prepayment speeds - HELOC	5% - 12%
			Foreclosure losses	50% - 70%
			Loss severity trends - First mortgage	5% - 30% of UPB
			Loss severity trends - HELOC	15% - 100% of UPB
Loans held-for-sale- unguaranteed interest in SBA loans	1,473	Discounted cash flow	Constant prepayment rate	8% - 12%
			Bond equivalent yield	9% - 10%
Derivative liabilities, other	5,645	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion - $5.2 billion
			Probability of resolution scenarios	10% - 30%
			Time until resolution	18 - 48 months
Loans, net of unearned income (a)	26,666	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal
		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value
			Financial Statements/Auction values adjustment	0% - 25% of reported value
OREO (b)	39,566	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal
Other assets (c)	26,521	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield
		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

(a)
Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for loan losses.

(b)	Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as OREO. Balance excludes OREO related to government insured mortgages.

(c)	Represents tax credit investments accounted for under the equity method.

Note 24 - Fair Value of Assets and Liabilities (Continued)

(Dollars in thousands)
Level 3 Class	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Input	Values Utilized
Loans held-for-sale - residential real estate	$22,562	Discounted cash flow	Prepayment speeds - First mortgage	2% - 13%
			Prepayment speeds - HELOC	3% - 15%
			Foreclosure losses	50% - 70%
			Loss severity trends - First mortgage	5% - 50% of UPB
			Loss severity trends - HELOC	15% - 100% of UPB
Derivative liabilities, other	6,245	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion - $5.2 billion
			Probability of resolution scenarios	10% - 30%
			Time until resolution	24 - 54 months
Loans, net of unearned income (a)	31,070	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal
		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value
			Financial Statements/Auction values adjustment	0% - 25% of reported value
OREO (b)	11,235	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal
Other assets (c)	29,609	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield
		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal

(a)
Represents carrying value of loans for which adjustments are required to be based on the appraised value of the collateral less estimated costs to sell. Write-downs on these loans are recognized as part of provision for loan losses.

(b)	Represents the fair value of foreclosed properties that were measured subsequent to their initial classification as OREO. Balance excludes OREO related to government insured mortgages.

(c)	Represents tax credit investments accounted for under the equity method.
Securities AFS. Increases (decreases) in estimated prepayment rates and bond equivalent yields negatively (positively) affect the value of SBA interest only strips. Management additionally considers whether the loans underlying related SBA-interest only strips are delinquent, in default or prepaying, and adjusts the fair value down 20 - 100% depending on the length of time in default.

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

Increases (decreases) in estimated prepayment rates and bond equivalent yields negatively (positively) affect the value of unguaranteed interests in SBA loans. Unguaranteed interest in SBA loans held-for-sale are carried at less than the outstanding balance due to credit risk estimates. Credit risk adjustments may be reduced if prepayment is likely or as consistent payment history is realized. Management also considers other factors such as delinquency or default and adjusts the fair value accordingly.

Note 24 - Fair Value of Assets and Liabilities (Continued)

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
Loans, net of unearned income and Other Real Estate Owned. Collateral-dependent loans and OREO are primarily valued using appraisals based on sales of comparable properties in the same or similar markets. Multiple appraisal firms are utilized to ensure that estimated values are consistent between firms. This process occurs within FHN’s Credit Risk Management (commercial) and Default Servicing functions (primarily consumer). The Credit Risk Management Committee reviews dispositions and additions of OREO annually. Back testing is performed during the year through comparison to ultimate disposition values. Other collateral (receivables, inventory, equipment, etc.) is valued through borrowing base certificates, financial statements and/or auction valuations. These valuations are discounted based on the quality of reporting, knowledge of the marketability/collectability of the collateral and historical disposition rates.
Other assets – tax credit investments. The estimated fair value of tax credit investments accounted for under the equity method is generally determined in relation to the yield (i.e., future tax credits to be received) an acquirer of these investments would expect in relation to the yields experienced on current new issue and/or secondary market transactions. Thus, as tax credits are recognized, the future yield to a market participant is reduced, resulting in consistent impairment of the individual investments. Individual investments are reviewed for impairment quarterly, which may include the consideration of additional marketability discounts related to specific investments which typically includes consideration of the underlying property’s appraised value. Unusual valuation adjustments and the associated triggering events are discussed with senior and executive management when appropriate. A portfolio review is conducted annually, with the assistance of a third party, to assess the reasonableness of current valuations.
Fair Value Option
FHN has elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes under the Financial Instruments Topic (“ASC 825”) except for mortgage origination operations acquired from CBF. FHN determined that the election reduces certain timing differences and better matches changes in the value of such loans with changes in the value of derivatives and forward delivery commitments used as economic hedges for these assets at the time of election.
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

Note 24 - Fair Value of Assets and Liabilities (Continued)

	December 31, 2017
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Residential real estate loans held-for-sale reported at fair value:
Total loans	$20,881	$29,755	$(8,874)
Nonaccrual loans	5,783	10,881	(5,098)
Loans 90 days or more past due and still accruing	—	—	—
	December 31, 2016
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Residential real estate loans held-for-sale reported at fair value:
Total loans	$24,269	$35,262	$(10,993)
Nonaccrual loans	6,775	12,910	(6,135)
Loans 90 days or more past due and still accruing	211	331	(120)

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

	Year Ended December 31
(Dollars in thousands)	2017	2016	2015
Changes in fair value included in net income:
Mortgage banking noninterest income
Loans held-for-sale	$1,547	$3,380	$2,765
For the years ended December 31, 2017, 2016 and 2015, the amounts for residential real estate loans held-for-sale included gains of $.5 million, $1.5 million and $.4 million, respectively, in pretax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on estimated default rates and estimated loss severities. Interest income on residential real estate loans held-for-sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held-for-sale.
FHN has elected to account for retained interest-only strips from guaranteed SBA loans recorded in available-for-sale securities at fair value through earnings. Since these securities are subject to the risk that prepayments may result in FHN not recovering all or a portion of its recorded investment, the fair value election results in a more timely recognition of the effects of estimated prepayments through earnings rather than being recognized through other comprehensive income with periodic review for other-than-temporary impairment. Gains or losses are recognized through fixed income revenues and are presented in the recurring measurements table.
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

Note 24 - Fair Value of Assets and Liabilities (Continued)

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
Trading securities also include retained interests in prior mortgage securitizations that qualify as financial assets, which include primarily principal-only strips. FHN uses inputs including yield curves, credit spreads, and prepayment speeds to determine the fair value of principal-only strips.
Securities available-for-sale. Securities available-for-sale includes the investment portfolio accounted for as available-for-sale under ASC 320-10-25, federal bank stock holdings, and investments in mutual funds. Valuations of available-for-sale securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves, consensus prepayment estimates, and credit spreads. When available, broker quotes are used to support these valuations.
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
Interest only strips are valued at elected fair value based on an income approach using an internal valuation model. The internal valuation model includes assumptions regarding projections of future cash flows, prepayment rates, default rates and interest only strip terms. These securities bear the risk of loan prepayment or default that may result in the Company not recovering all or a portion of its recorded investment. When appropriate, valuations are adjusted for various factors including default or prepayment status of the underlying SBA loans. Because of the inherent uncertainty of valuation, those estimated values may be higher or lower than the values that would have been used had a ready market for the securities existed, and may change in the near term.
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
Loans held-for-sale. Residential real estate loans held-for-sale are valued using current transaction prices and/or values on similar assets when available, including committed bids for specific loans or loan portfolios. Uncommitted bids may be adjusted based on other available market information. For all other loans FHN determines the fair value of residential real estate loans held-for-sale using a discounted cash flow model which incorporates both observable and unobservable inputs. Inputs include current mortgage rates for similar products, estimated prepayment rates, foreclosure losses, and various loan performance measures (delinquency, LTV, credit score). Adjustments for delinquency and other differences in loan characteristics are typically reflected in the model’s discount rates. Loss severity trends and the value of underlying collateral are also considered in assessing the appropriate fair value for severely delinquent loans and loans in foreclosure. The valuation of HELOCs also incorporates estimated cancellation rates for loans expected to become delinquent.
Non-mortgage consumer loans held-for-sale are valued using current market pricing for similar assets with adjustments for differences in credit standing (delinquency, historical default rates for similar loans), yield, collateral values and prepayment rates. If pricing for similar assets is not available, a discounted cash flow methodology is utilized, which incorporates all of these factors into an estimate of investor required yield for the discount rate.
The Company utilizes quoted market prices of similar instruments or broker and dealer quotations to value the SBA and USDA guaranteed loans. The Company values SBA-unguaranteed interests in loans held-for-sale based on individual loan characteristics, such as industry type and pay history which generally follows an income approach. Furthermore, these

Note 24 - Fair Value of Assets and Liabilities (Continued)

valuations are adjusted for changes in prepayment estimates and are reduced due to restrictions on trading. The fair value of other non-residential real estate loans held-for-sale is approximated by their carrying values based on current transaction values.
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
Valuations of other derivatives (primarily interest rate related swaps) are based on inputs observed in active markets for similar instruments. Typical inputs include the LIBOR curve, Overnight Indexed Swap (“OIS”) curve, option volatility, and option skew. In measuring the fair value of these derivative assets and liabilities, FHN has elected to consider credit risk based on the net exposure to individual counterparties. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. For derivative contracts with daily cash margin requirements that are considered settlements, the daily margin amount is netted within derivative assets or liabilities. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as customer loan grades and debt ratings. Foreign currency related derivatives also utilize observable exchange rates in the determination of fair value. The determination of fair value for FHN’s derivative liabilities associated with its prior sales of Visa Class B shares are classified within Level 3 in the fair value measurements disclosure as previously discussed in the unobservable inputs discussion.
OREO. OREO primarily consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Estimated fair value

Note 24 - Fair Value of Assets and Liabilities (Continued)

is determined using appraised values with subsequent adjustments for deterioration in values that are not reflected in the most recent appraisal.
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
Defined maturity deposits. The fair value of these deposits is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For disclosure purposes, defined maturity deposits include all time deposits.
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
Term borrowings. The fair value of term borrowings is based on quoted market prices or dealer quotes for the identical liability when traded as an asset. When pricing information for the identical liability is not available, relevant prices for similar debt instruments are used with adjustments being made to the prices obtained for differences in characteristics of the debt instruments. If no relevant pricing information is available, the fair value is approximated by the present value of the contractual cash flows discounted by the investor’s yield which considers FHN’s and FTBNA’s debt ratings and whether the debt is currently callable. Secured borrowings also consider the values of the associated assets and whether overcollateralization exists.
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
The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, reduces the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held-for-sale, and term borrowings as of December 31, 2017 and 2016, involve the use of significant internally-developed pricing assumptions for certain components of these line items. The assumptions and valuations utilized for this disclosure are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. The valuations of legacy assets, particularly consumer loans within the non-strategic segment and TRUP loans, are influenced by changes in economic conditions since origination and risk perceptions of the financial sector. These considerations affect the estimate of a potential acquirer’s cost of capital and cash flow volatility assumptions from these assets and the resulting fair value measurements may depart significantly from FHN’s internal estimates of the intrinsic value of these assets.
Assets and liabilities that are not financial instruments have not been included in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Additionally, these measurements are solely for financial instruments as of the

Note 24 - Fair Value of Assets and Liabilities (Continued)

measurement date and do not consider the earnings potential of our various business lines. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of FHN.

Note 24 - Fair Value of Assets and Liabilities (Continued)

The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as of December 31, 2017:

	December 31, 2017
	Book Value	Fair Value
(Dollars in thousands)		Level 1	Level 2	Level 3	Total
Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$15,959,062	$—	$—	$15,990,991	$15,990,991
Commercial real estate	4,186,268	—	—	4,215,367	4,215,367
Consumer:
Consumer real estate	6,330,384	—	—	6,320,308	6,320,308
Permanent mortgage	383,742	—	—	388,396	388,396
Credit card & other	609,918	—	—	607,955	607,955
Total loans, net of unearned income and allowance for loan losses	27,469,374	—	—	27,523,017	27,523,017
Short-term financial assets:
Interest-bearing cash	1,185,600	1,185,600	—	—	1,185,600
Federal funds sold	87,364	—	87,364	—	87,364
Securities purchased under agreements to resell	725,609	—	725,609	—	725,609
Total short-term financial assets	1,998,573	1,185,600	812,973	—	1,998,573
Trading securities (a)	1,416,345	—	1,414,194	2,151	1,416,345
Loans held-for-sale:		—
Mortgage loans	88,173	—	6,902	81,271	88,173
USDA & SBA loans	466,977	—	467,227	1,510	468,737
Other consumer loans	144,227	—	9,965	134,262	144,227
Securities available-for-sale (a) (b)	5,170,255	27,017	4,903,115	240,123	5,170,255
Securities held-to-maturity	10,000	—	—	9,901	9,901
Derivative assets (a)	81,634	10,161	71,473	—	81,634
Other assets:
Tax credit investments	119,317	—	—	112,292	112,292
Deferred compensation assets	39,822	39,822	—	—	39,822
Total other assets	159,139	39,822	—	112,292	152,114
Nonearning assets:
Cash & due from banks	639,073	639,073	—	—	639,073
Fixed income receivables	68,693	—	68,693	—	68,693
Accrued interest receivable	97,239	—	97,239	—	97,239
Total nonearning assets	805,005	639,073	165,932	—	805,005
Total assets	$37,809,702	$1,901,673	$7,851,781	$28,104,527	$37,857,981
Liabilities:
Deposits:
Defined maturity	$3,322,921	$—	$3,293,650	$—	$3,293,650
Undefined maturity	27,297,441	—	27,297,431	—	27,297,431
Total deposits	30,620,362	—	30,591,081	—	30,591,081
Trading liabilities (a)	638,515	—	638,515	—	638,515
Short-term financial liabilities:
Federal funds purchased	399,820	—	399,820	—	399,820
Securities sold under agreements to repurchase	656,602	—	656,602	—	656,602
Other short-term borrowings	2,626,213	—	2,626,213	—	2,626,213
Total short-term financial liabilities	3,682,635	—	3,682,635	—	3,682,635
Term borrowings:
Real estate investment trust-preferred	46,100	—	—	48,880	48,880
Term borrowings—new market tax credit investment	18,000	—	—	17,930	17,930
Secured borrowings	18,642	—	—	18,305	18,305
Junior subordinated debentures	187,281	—	—	187,281	187,281
Other long term borrowings	948,074	—	966,292	—	966,292
Total term borrowings	1,218,097	—	966,292	272,396	1,238,688
Derivative liabilities (a)	85,061	9,535	69,881	5,645	85,061
Other noninterest-bearing liabilities:
Fixed income payables	48,996	—	48,996	—	48,996
Accrued interest payable	16,270	—	16,270	—	16,270
Total other noninterest-bearing liabilities	65,266	—	65,266	—	65,266
Total liabilities	$36,309,936	$9,535	$36,013,670	$278,041	$36,301,246

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $134.6 million.

Note 24 - Fair Value of Assets and Liabilities (Continued)

The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as of December 31, 2016:

	December 31, 2016
	Book Value	Fair Value
(Dollars in thousands)		Level 1	Level 2	Level 3	Total
Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$12,058,689	$—	$—	$11,918,374	$11,918,374
Commercial real estate	2,101,671	—	—	2,078,306	2,078,306
Consumer:
Consumer real estate	4,473,395	—	—	4,385,669	4,385,669
Permanent mortgage	406,836	—	—	404,930	404,930
Credit card & other	346,861	—	—	347,577	347,577
Total loans, net of unearned income and allowance for loan losses	19,387,452	—	—	19,134,856	19,134,856
Short-term financial assets:
Interest-bearing cash	1,060,034	1,060,034	—	—	1,060,034
Federal funds sold	50,838	—	50,838	—	50,838
Securities purchased under agreements to resell	613,682	—	613,682	—	613,682
Total short-term financial assets	1,724,554	1,060,034	664,520	—	1,724,554
Trading securities (a)	897,071	—	894,498	2,573	897,071
Loans held-for-sale (a)	111,248	—	6,631	104,617	111,248
Securities available-for-sale (a) (b)	3,943,499	25,249	3,756,745	161,505	3,943,499
Securities held-to-maturity	14,347	—	—	14,773	14,773
Derivative assets (a)	121,654	33,587	88,067	—	121,654
Other assets:
Tax credit investments	100,105	—	—	98,400	98,400
Deferred compensation assets	32,840	32,840	—	—	32,840
Total other assets	132,945	32,840	—	98,400	131,240
Nonearning assets:
Cash & due from banks	373,274	373,274	—	—	373,274
Fixed income receivables	57,411	—	57,411	—	57,411
Accrued interest receivable	62,887	—	62,887	—	62,887
Total nonearning assets	493,572	373,274	120,298	—	493,572
Total assets	$26,826,342	$1,524,984	$5,530,759	$19,516,724	$26,572,467
Liabilities:
Deposits:
Defined maturity	$1,355,133	$—	$1,361,104	$—	$1,361,104
Undefined maturity	21,317,230	—	21,317,230	—	21,317,230
Total deposits	22,672,363	—	22,678,334	—	22,678,334
Trading liabilities (a)	561,848	—	561,848	—	561,848
Short-term financial liabilities:
Federal funds purchased	414,207	—	414,207	—	414,207
Securities sold under agreements to repurchase	453,053	—	453,053	—	453,053
Other short-term borrowings	83,177	—	83,177	—	83,177
Total short-term financial liabilities	950,437	—	950,437	—	950,437
Term borrowings:
Real estate investment trust-preferred	46,032	—	—	49,350	49,350
Term borrowings—new market tax credit investment	18,000	—	—	17,918	17,918
Borrowings secured by residential real estate	23,126	—	—	21,969	21,969
Other long term borrowings	953,498	—	965,066	—	965,066
Total term borrowings	1,040,656	—	965,066	89,237	1,054,303
Derivative liabilities (a)	135,897	33,274	96,378	6,245	135,897
Other noninterest-bearing liabilities:
Fixed income payables	21,002	—	21,002	—	21,002
Accrued interest payable	10,336	—	10,336	—	10,336
Total other noninterest-bearing liabilities	31,338	—	31,338	—	31,338
Total liabilities	$25,392,539	$33,274	$25,283,401	$95,482	$25,412,157

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $68.6 million.

Note 24 - Fair Value of Assets and Liabilities (Continued)

	Contractual Amount		Fair Value
(Dollars in thousands)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Unfunded Commitments:
Loan commitments	$10,678,485	$8,744,649	$2,617	$2,924
Standby and other commitments	420,728	277,549	5,274	4,037

Note 25 - Parent Company Financial Information
Following are statements of the parent company:

Statements of Condition	December 31
(Dollars in thousands)	2017	2016
Assets:
Cash	$254,938	$226,326
Securities available-for-sale	1,836	2,035
Notes receivable	3,067	3,209
Allowance for loan losses	(925)	(925)
Investments in subsidiaries:
Bank	4,618,249	2,596,582
Non-bank	22,932	23,996
Other assets	207,878	189,360
Total assets	$5,107,975	$3,040,583
Liabilities and equity:
Accrued employee benefits and other liabilities	$149,124	$141,729
Term borrowings	673,794	489,201
Total liabilities	822,918	630,930
Total equity	4,285,057	2,409,653
Total liabilities and equity	$5,107,975	$3,040,583

Statements of Income	Year Ended December 31
(Dollars in thousands)	2017	2016	2015
Dividend income:
Bank	$250,000	$250,000	$325,000
Non-bank	1,097	1,361	1,150
Total dividend income	251,097	251,361	326,150
Interest income	—	—	—
Other income/(loss)	190	(207)	5,884
Total income	251,287	251,154	332,034
Interest expense:
Short-term debt	—	—	6
Term borrowings	17,936	14,238	23,579
Total interest expense	17,936	14,238	23,585
Compensation, employee benefits and other expense	43,783	38,926	36,388
Total expense	61,719	53,164	59,973
Income/(loss) before income taxes	189,568	197,990	272,061
Income tax benefit	512	(22,981)	(21,757)
Income/(loss) before equity in undistributed net income of subsidiaries	189,056	220,971	293,818
Equity in undistributed net income/(loss) of subsidiaries:
Bank	(24,255)	9,508	(207,831)
Non-bank	714	(3,433)	(108)
Net income/(loss) attributable to the controlling interest	$165,515	$227,046	$85,879

Note 25 - Parent Company Financial Information (Continued)

Statements of Cash Flows	Year Ended December 31
(Dollars in thousands)	2017	2016	2015
Operating activities:
Net income/(loss)	$165,515	$227,046	$85,879
Less undistributed net income/(loss) of subsidiaries	(23,541)	6,075	(207,939)
Income/(loss) before undistributed net income of subsidiaries	189,056	220,971	293,818
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation, amortization, and other	15	53	(276)
(Gain)/loss on securities	(109)	148	259
Provision for deferred income taxes	7,727	—	—
Stock-based compensation expense	19,625	16,719	12,810
(Gain)/loss on extinguishment of debt	—	—	(5,793)
Net (increase)/decrease in interest receivable and other assets	8,605	(2,228)	(4,544)
Net (decrease)/increase in interest payable and other liabilities	13,172	(2,842)	(5,791)
Total adjustments	49,035	11,850	(3,335)
Net cash provided/(used) by operating activities	238,091	232,821	290,483
Investing activities:
Securities:
Sales and prepayments	318	275	1,371
Purchases	—	(400)	(740)
Premises and equipment:
Sales/(purchases)	7	(17)	14
Decrease/(increase) in interest-bearing cash	—	—	—
Return on investment in subsidiary	1,871	129	93
Investment in subsidiary	—	—	(9,372)
Cash paid for business combination, net	(126,149)	—	(18,251)
Net cash provided/(used) by investing activities	(123,953)	(13)	(26,885)
Financing activities:
Preferred stock:
Cash dividends	(6,200)	(6,200)	(6,200)
Common stock:
Exercise of stock options	6,132	22,479	7,219
Cash dividends	(79,904)	(63,504)	(53,947)
Repurchase of shares	(5,554)	(97,396)	(32,648)
Term borrowings:
Proceeds from issuance of term borrowings	—	—	495,555
Repayment of term borrowings	—	—	(700,000)
Increase/(decrease) in short-term borrowings	—	—	(3,000)
Net cash (used)/provided by financing activities	(85,526)	(144,621)	(293,021)
Net increase/(decrease) in cash and cash equivalents	28,612	88,187	(29,423)
Cash and cash equivalents at beginning of year	226,326	138,139	167,562
Cash and cash equivalents at end of year	$254,938	$226,326	$138,139
Total interest paid	$17,321	$13,261	$24,345
Income taxes received from subsidiaries	23,020	27,126	32,202
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

						Growth Rates
(Dollars in millions except per share data)	2017	2016	2015	2014	2013	17/16	17/13**
Interest income:
Interest and fees on loans	$816.8	$679.9	$600.3	$571.8	$599.7	20%	8%
Interest on investment securities available-for-sale	105.0	96.7	93.6	93.2	83.8	9%	6%
Interest on investment securities held-to-maturity	0.6	0.8	0.3	0.3	—	(25)%	NM
Interest on loans held-for-sale	17.5	5.5	5.5	11.2	13.0	NM	8%
Interest on trading securities	35.0	30.8	35.1	32.0	34.6	14%	*
Interest on other earning assets	15.0	4.2	1.7	0.7	1.0	NM	97%
Total interest income	989.9	817.9	736.4	709.2	732.1	21%	8%
Interest expense:
Interest on deposits:
Savings	42.5	19.6	12.0	11.5	14.8	NM	30%
Time deposits	13.1	10.0	8.7	12.2	21.8	31%	(12)%
Other interest-bearing deposits	24.5	10.4	4.5	3.1	3.8	NM	59%
Interest on trading liabilities	15.5	15.0	16.0	15.4	13.6	3%	3%
Interest on short-term borrowings	16.0	4.7	3.2	4.7	4.7	NM	36%
Interest on term borrowings	36.0	29.1	38.4	34.6	36.3	24%	*
Total interest expense	147.6	88.8	82.7	81.5	94.7	66%	12%
Net interest income	842.3	729.1	653.7	627.7	637.4	16%	7%
Provision for loan losses	—	11.0	9.0	27.0	55.0	NM	NM
Net interest income after provision for loan losses	842.3	718.1	644.7	600.7	582.4	17%	10%
Noninterest income:
Fixed income	216.6	268.6	231.3	200.6	272.4	(19)%	(6)%
Deposit transactions and cash management	110.6	108.6	112.8	111.9	114.4	2%	(1)%
Brokerage, management fees and commissions	48.5	42.9	46.5	49.1	42.3	13%	3%
Trust services and investment management	28.4	27.7	27.6	27.8	26.5	3%	2%
Bankcard income	25.5	24.4	22.2	23.7	20.5	5%	6%
Bank-owned life insurance	15.1	14.7	14.7	16.4	16.6	3%	(2)%
Debt securities gains/(losses), net	0.5	1.5	1.8	—	(0.4)	(67)%	NM
Equity securities gains/(losses), net	0.1	(0.1)	(0.5)	2.9	2.2	NM	(54)%
Gains on divestiture	—	—	—	—	0.1	NM	NM
All other income and commissions	44.9	64.2	60.7	117.7	90.0	(30)%	(16)%
Total noninterest income	490.2	552.4	517.3	550.1	584.6	(11)%	(4)%
Adjusted gross income after provision for loan losses	1,332.5	1,270.5	1,162.0	1,150.8	1,167.0	5%	3%
Noninterest expense:
Employee compensation, incentives, and benefits	589.4	562.9	511.6	478.2	529.0	5%	3%
Occupancy	54.6	50.9	51.1	54.0	50.6	7%	2%
Computer software	48.2	45.1	44.7	42.9	40.3	7%	5%
Professional fees	47.9	19.2	18.9	23.3	23.5	NM	19%
Operations services	43.8	41.9	39.3	35.2	35.2	5%	6%
Equipment rentals, depreciation, and maintenance	29.5	27.4	30.9	30.0	31.7	8%	(2)%
FDIC premium expense	26.8	21.6	18.0	11.4	20.2	24%	7%
Advertising and public relations	19.2	21.6	19.2	18.7	18.2	(11)%	1%
Communications and courier	17.6	14.3	15.8	16.1	18.0	23%	(1)%
Contract employment and outsourcing	15.0	10.1	14.5	19.4	35.9	49%	(20)%
Legal fees	12.1	21.6	16.3	20.9	29.9	(44)%	(20)%
Amortization of intangible assets	8.7	5.2	5.3	4.2	3.9	67%	22%
Repurchase and foreclosure provision/(provision credit)	(22.5)	(32.7)	—	(4.3)	170.0	31%	NM
All other expense	133.2	116.3	268.2	82.5	142.1	15%	(2)%
Total noninterest expense	1,023.7	925.2	1,053.8	832.5	1,148.5	11%	(3)%
Income/(loss) before income taxes	308.9	345.3	108.3	318.2	18.4	(11)%	NM
Provision/(benefit) for income taxes	131.9	106.8	10.9	84.2	(19.4)	24%	NM
Income/(loss) from continuing operations	177.0	238.5	97.3	234.0	37.8	(26)%	47%
Income/(loss) from discontinued operations, net of tax	—	—	—	—	0.5	NM	NM
Net income/(loss)	177.0	238.5	97.3	234.0	38.4	(26)%	47%
Net income attributable to noncontrolling interest	11.5	11.5	11.4	11.5	11.5	*	*
Net income/(loss) attributable to controlling interest	165.5	227.0	85.9	222.5	26.9	(27)%	57%
Preferred Stock Dividends	6.2	6.2	6.2	6.2	5.8	*	2%
Net income/(loss) available to common shareholders	159.3	220.8	79.7	216.3	21.1	(28)%	66%
Fully taxable equivalent adjustment	$13.6	$11.6	$10.7	$9.6	$7.6	17%	16%
Basic earnings/(loss) per common share from continuing operations	$0.66	$0.95	$0.34	$0.92	$0.09	(31)%	65%
Diluted earnings/(loss) per common share from continuing operations	$0.65	$0.94	$0.34	$0.91	$0.09	(31)%	64%
Certain previously reported amounts have been reclassified to agree with current presentation.
Numbers may not add to total due to rounding.
NM- not meaningful
*Amount is less than one percent.
** Compound annual growth rate.

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)

	2017
(Fully taxable equivalent)	Average	Interest Income/	Average Yields/
(Dollars in millions)	Balance	Expense	Rates
Assets:
Earning assets:
Loans, net of unearned income (a)	$20,104.0	$829.0	4.12%
Loans held-for-sale	370.6	17.5	4.73
Investment securities:
U.S. government agencies	3,824.8	98.1	2.56
States and municipalities	1.1	0.1	9.36
Corporates and other debt	15.0	0.8	4.98
Other	191.8	6.7	3.49
Total investment securities	4,032.7	105.7	2.62
Trading securities	1,195.4	36.3	3.04
Other earning assets:
Federal funds sold	27.2	0.4	1.63
Securities purchased under agreements to resell (b)	752.1	5.2	0.69
Interest-bearing cash	979.0	9.4	0.96
Total other earning assets	1,758.3	15.0	0.85
Total earning assets	27,461.0	1,003.5	3.65
Allowance for loan losses	(198.6)
Cash and due from banks	377.9
Fixed income receivables	60.1
Premises and equipment, net	310.5
Other assets	1,913.9
Total assets/Interest income	$29,924.8	$1,003.5
Liabilities and shareholders' equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Consumer interest	$9,467.5	$19.3	0.20%
Commercial interest	3,187.0	20.9	0.66
Market-indexed	3,986.1	39.9	1.00
Total interest-bearing deposits	16,640.6	80.1	0.48
Federal funds purchased	447.1	4.7	1.06
Securities sold under agreements to repurchase	578.6	4.2	0.72
Fixed income trading liabilities	685.9	15.5	2.26
Other short-term borrowings	554.5	7.1	1.28
Term borrowings	1,077.3	36.0	3.35
Total interest-bearing liabilities	19,984.0	147.6	0.74
Noninterest-bearing deposits	6,431.5
Fixed income payables	35.3
Other liabilities	503.7
Total liabilities	26,954.5
Shareholders' equity	2,674.9
Noncontrolling interest	295.4
Total equity	2,970.3
Total liabilities and equity/Interest expense	$29,924.8	$147.6
Net interest income-tax equivalent basis/Yield		$855.9	3.12%
Fully taxable equivalent adjustment		(13.6)
Net interest income		$842.3
Net interest spread			2.91%
Effect of interest-free sources used to fund earning assets			0.21
Net interest margin			3.12%

Certain previously reported amounts have been reclassified to agree with current presentation.

Yields and corresponding income amounts are adjusted to a FTE basis assuming a statutory federal income tax rate of 35 percent and, where applicable, state income taxes.

Earning asset yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2016			2015			Average	Average
Average	Interest Income/	Average Yields/	Average	Interest Income/	Average Yields/	Balance Growth	Balance Growth
Balance	Expense	Rates	Balance	Expense	Rates	17/16	17/15 (c)

$18,303.9	$689.9	3.77%	$16,624.4	$609.4	3.67%	10%	10%
124.3	5.5	4.43	128.9	5.5	4.23	NM	70%

3,814.8	91.7	2.40	3,500.2	86.1	2.46	*	5%
5.1	0.4	7.95	12.7	0.5	3.52	(78)%	(71)%
10.0	0.5	5.25	0.4	—	4.94	50%	NM
186.5	5.0	2.67	183.7	7.5	4.08	3%	2%
4,016.4	97.6	2.43	3,697.0	94.1	2.54	*	4%
1,212.9	32.3	2.66	1,294.3	36.4	2.81	(1)%	(4)%

23.4	0.3	1.11	27.6	0.3	1.01	16%	(1)%
827.6	0.5	0.06	776.3	(0.9)	(0.12)	(9)%	(2)%
671.6	3.4	0.51	907.7	2.3	0.25	46%	4%
1,522.6	4.2	0.28	1,711.6	1.7	0.10	15%	1%
25,180.1	829.5	3.29	23,456.2	747.1	3.19	9%	8%
(203.1)			(221.4)			(2)%	(5)%
320.5			321.6			18%	8%
76.5			63.1			(21)%	(2)%
278.0			284.0			12%	5%
1,775.2			1,732.5			8%	5%
$27,427.2	$829.5		$25,636.0	$747.1		9%	8%

$8,537.3	$11.8	0.14%	$8,140.3	$12.5	0.15%	11%	8%
2,812.2	10.9	0.39	2,717.4	7.3	0.27	13%	8%
3,788.4	17.3	0.46	2,567.2	5.4	0.21	5%	25%
15,137.9	40.0	0.26	13,424.9	25.2	0.19	10%	11%
589.2	3.1	0.52	705.1	1.8	0.26	(24)%	(20)%
425.5	0.3	0.08	370.1	0.2	0.06	36%	25%
771.0	15.0	1.95	733.2	16.0	2.18	(11)%	(3)%
198.4	1.3	0.7	165.0	1.1	0.67	NM	83%
1,130.2	29.1	2.58	1,557.2	38.4	2.47	(5)%	(17)%
18,252.2	88.8	0.49	16,955.5	82.7	0.49	9%	9%
5,760.9			5,328.8			12%	10%
48.1			35.2			(27)%	*
674.6			735.3			(25)%	(17)%
24,735.8			23,054.8			9%	8%
2,396.0			2,285.8			12%	8%
295.4			295.4			*	*
2,691.4			2,581.2			10%	7%
$27,427.2	$88.8		$25,636.0	$82.7		9%	8%
	$740.7	2.94%		$664.4	2.83%
	(11.6)			(10.7)
	$729.1			$653.7
		2.80%			2.70%
		0.14			0.13
		2.94%			2.83%
NM - Not meaningful
* Amount is less than one percent.
(a) Includes loans on nonaccrual status.
(b) Yield in 2015 driven by negative market rates on reverse repurchase agreements.
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
The following graph compares the yearly percentage change in our cumulative total shareholder return with returns based on the Standards and Poor's 500 and Keefe, Bruyette & Woods Regional Bank Indices.
Source: Bloomberg
The preceding graph assumes $100 is invested on December 31, 2012 and dividends are reinvested. Returns are market-capitalization weighted.