Form 10-K, Exhibit 13
period 2018-12-31
FIRST HORIZON NATIONAL CORP
filed 2019-02-28
CIK 36966

Section 5: EX-13                                                Exhibit 13
FINANCIAL INFORMATION AND DISCUSSION

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2018		2017		2016		2015		2014
Net income	$556.5		$177.0		$238.5		$97.3		$234.0
Income available to common shareholders	538.8		159.3		220.8		79.7		216.3
Common Stock Data
Earnings per common share	$1.66		$0.66		$0.95		$0.34		$0.92
Diluted earnings per common share	1.65		0.65		0.94		0.34		0.91
Cash dividends declared per common share	0.48		0.36		0.28		0.24		0.20
Book value per common share	13.79		12.82		9.90		9.42		9.35
Closing price of common stock per share:
High	20.61		20.76		20.61		16.20		13.91
Low	12.40		16.05		11.62		12.31		11.18
Year-end	13.16		19.99		20.01		14.52		13.58
Cash dividends per common share/year-end closing price	3.6%		1.8%		1.4%		1.7%		1.5%
Cash dividends per common share/diluted earnings per common share	29.1%		55.4%		29.8%		70.6%		22.0%
Year-end price/earnings ratio	8.0	x	30.8	x	21.3	x	42.7	x	14.9	x
Market capitalization	$4,192.4		$6,531.5		$4,674.8		$3,464.3		$3,180.7
Average shares (thousands)	324,375		241,436		232,700		234,189		234,997
Average diluted shares (thousands)	327,445		244,453		235,292		236,266		236,735
Period-end shares outstanding (thousands)	318,573		326,736		233,624		238,587		234,220
Volume of shares traded (thousands)	898,276		790,153		574,196		562,553		592,399
Selected Average Balances
Total assets	$40,225.5		$29,924.8		$27,427.2		$25,636.0		$23,993.0
Total loans, net of unearned income	27,213.8		20,104.0		18,303.9		16,624.4		15,521.0
Securities available-for-sale	4,718.3		4,021.6		4,002.1		3,692.3		3,548.4
Earning assets	35,676.6		27,461.0		25,180.1		23,456.2		21,825.2
Total deposits	30,903.1		23,072.1		20,898.8		18,753.7		16,401.7
Total term borrowings	1,211.9		1,077.3		1,130.2		1,557.2		1,591.0
Common equity	4,226.5		2,579.3		2,300.4		2,190.1		2,200.9
Total equity	4,617.5		2,970.3		2,691.5		2,581.2		2,592.0
Selected Period-End Balances
Total assets	$40,832.3		$41,423.4		$28,555.2		$26,192.6		$25,665.4
Total loans, net of unearned income	27,535.5		27,658.9		19,589.5		17,686.5		16,230.2
Securities available-for-sale	4,626.5		5,170.3		3,943.5		3,929.8		3,556.6
Earning assets	36,201.0		36,953.5		26,280.2		23,971.5		23,470.9
Total deposits	32,683.0		30,620.4		22,672.4		19,967.5		18,068.9
Total term borrowings	1,171.0		1,218.1		1,040.7		1,312.7		1,877.3
Common equity	4,394.3		4,189.4		2,314.0		2,248.5		2,190.5
Total equity	4,785.4		4,580.5		2,705.1		2,639.6		2,581.6
Selected Ratios
Return on average common equity (a)	12.75%		6.18%		9.60%		3.64%		9.83%
Return on average tangible common equity (b) (c)	20.28		7.23		10.59		3.97		10.62
Return on average assets (d)	1.38		0.59		0.87		0.38		0.98
Net interest margin (e)	3.45		3.12		2.94		2.83		2.92
Allowance for loan losses to loans	0.66		0.69		1.03		1.19		1.43
Net charge-offs to average loans	0.06		0.06		0.10		0.19		0.31
Total period-end equity to period-end assets	11.72		11.06		9.47		10.08		10.06
Tangible common equity to tangible assets (c)	7.15		6.57		7.42		7.82		7.91
Common equity tier 1 ratio	9.77		8.88		9.94		10.45		N/A
See accompanying notes to consolidated financial statements.
Numbers may not add due to rounding.
N/A- Not applicable
(a) Calculated using net income/(loss) available to common shareholders divided by average common equity.
(b) Calculated using adjusted tangible common equity divided by risk weighted assets.
(c) Represents a non-GAAP measure which is reconciled in the non-GAAP to GAAP reconciliation in table 32.
(d) Calculated using net income divided by average assets.
(e) Net interest margin is computed using total net interest income adjusted to a FTE basis assuming a statutory federal income tax rate of 21 percent in 2018 and 35 percent prior to 2018, and, where applicable, state income taxes.

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
GENERAL INFORMATION
First Horizon National Corporation (“FHN”) began as a community bank chartered in 1864 and as of December 31, 2018, was one of the 30 largest publicly traded banking organizations in the United States in terms of asset size. FHN's sole class of common stock, $.625 par value, is listed and trades on the New York Stock Exchange, Inc. under the symbol FHN. As of December 31, 2018, there were approximately 8,900 common shareholders of record.
FHN is the parent company of First Tennessee Bank National Association ("FTBNA"). FTBNA's principal divisions and subsidiaries operate under the brands of First Tennessee Bank, Capital Bank, FTB Advisors, and FTN Financial. FHN offers regional banking, wealth management and capital market services through the First Horizon family of companies. First Tennessee Bank, Capital Bank, and FTB Advisors provide consumer and commercial banking and wealth management services. FTN Financial ("FTNF"), which operates partly through a division of FTBNA and partly through subsidiaries, is an industry leader in fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad. FTBNA has approximately 300 banking offices in eight southeastern U.S. states, and FTNF has 28 offices in 18 states across the U.S.
FHN is composed of the following operating segments:

•
Regional banking segment offers financial products and services, including traditional lending and deposit taking, to consumer and commercial customers in Tennessee, North Carolina, South Carolina, Florida and other selected markets. Regional banking also provides investments, wealth management, financial planning, trust services and asset management, credit card, and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally.

•
Fixed income segment consists of fixed income securities sales, trading, underwriting, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory services, and derivative sales.

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

•
Non-strategic segment consists of run-off consumer lending activities, legacy (pre-2009) mortgage banking elements, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses.

On November 30, 2017, FHN completed its merger with Capital Bank Financial Corporation ("CBF") for an aggregate of 92,042,232 shares of FHN common stock and $423.6 million in cash in a transaction valued at $2.2 billion. In second quarter 2018, FHN canceled 2,373,220 FHN common shares which had been issued but set aside for certain CBF shareholders who have commenced a dissenter appraisal process. That process is discussed more fully in this MD&A at "Capital--Cancellation of Dissenters' Shares."
On March 23, 2018, FHN divested two branches, including approximately $30 million of deposits and $2 million of loans. The branches, both in Greeneville, Tennessee, were divested in connection with First Horizon's agreement with the U.S. Department of Justice and commitments to the Board of Governors of the Federal Reserve System, which were entered into in connection with a customary review of FHN's merger with CBF.

In second quarter 2018, FHN sold approximately $120 million UPB of its subprime auto loans. These loans, originally acquired as part of the CBF acquisition, did not fit within FHN's risk profile.

In January 2019, FHN signed an agreement to sell Superior Financial Services, Inc., a subsidiary acquired as part of the CBF acquisition. The sale will result in the removal of approximately $25 million UPB of subprime consumer loans from Loans held-for-sale on FHN's Consolidated Statements of Condition and is expected to close in the first half of 2019.
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
ADOPTION OF ACCOUNTING UPDATES
Effective January 1, 2018, FHN retroactively adopted the provisions of ASU 2017-07, "Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost," which resulted in the reclassification of $1.9 million of non-service components of net periodic pension and post-retirement costs and $.8 million of non-service components of net periodic pension and post-retirement benefits from Employee compensation, incentives, and benefits to Other expense for the years ended December 31, 2017 and 2016, respectively. All prior periods and associated narrative have been revised to reflect this change. For additional information, see Note 1 – Summary of Significant Accounting Policies in this report.

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
The non-GAAP measures presented in this filing are return on average tangible common equity (“ROTCE”), tangible common equity to tangible assets and adjusted tangible common equity to risk-weighted assets. Refer to table 32 for a reconciliation of the non-GAAP to GAAP measures and presentation of the most comparable GAAP items.
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

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond FHN’s control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general and local economic and business conditions, including economic recession or depression; the stability or volatility of values and activity in the residential housing and commercial real estate markets; potential requirements for FHN to repurchase, or compensate for losses from, previously sold or securitized mortgages or securities based on such mortgages; potential claims alleging mortgage servicing failures, individually, on a class basis, or as master servicer of securitized loans; potential claims relating to participation in government programs, especially lending or other financial services programs; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of FHN’s hedging practices; technological changes; fraud, theft, or other incursions through conventional, electronic, or other means directly or indirectly affecting FHN or its customers, business counterparties or competitors; demand for FHN’s product offerings; new products and services in the industries in which FHN operates; the increasing use of new technologies to interact with customers and others; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (“SEC”), the Financial Accounting Standards Board (“FASB”), the Office of the Comptroller of the Currency (“OCC”), the Board of Governors of the Federal Reserve System (“Federal Reserve” or “Fed”), the Federal Deposit Insurance Corporation (“FDIC”), the Financial Industry Regulatory Authority (“FINRA”), the U.S. Department of the Treasury (“U.S. Treasury”), the Municipal Securities Rulemaking Board (“MSRB”), the Consumer Financial Protection Bureau (“CFPB”), the Financial Stability Oversight Council (“Council”), the Public Company Accounting Oversight Board (“PCAOB”), and other regulators and agencies; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; current or future Executive orders; changes in laws and regulations applicable to FHN; and FHN’s success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements.
FHN assumes no obligation to update or revise any forward-looking statements that are made in this Annual Report to Shareholders for the period ended December 31, 2018 of which this MD&A is a part or otherwise from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in other parts of this Annual Report to Shareholders, or in FHN's Annual Report on Form 10-K for the period ended December 31, 2018 into which this MD&A has been incorporated, and in exhibits to and documents incorporated into the Form 10-K.
FINANCIAL SUMMARY - 2018 COMPARED TO 2017
FHN reported net income available to common shareholders of $538.8 million, or $1.65 per diluted share, compared to net income of $159.3 million, or $.65 per diluted share in 2017. The increase in net income available to common shareholders in 2018 was due to increases in net interest income and noninterest income, somewhat offset by higher noninterest expense. Various factors significantly impacted reported earnings in 2018 including inclusion of Capital Bank and other strategic transactions expected to boost growth, returns and profitability. Additional factors affecting reported results were the strong economic environment, increased interest rates, and prudent investments to profitably grow in key markets.

The economic environment remained strong in 2018 with GDP growth throughout the year, low unemployment rates, and muted inflation. The full-year impact of loans and deposits added through the CBF acquisition in late 2017, organic loan and deposit growth, as well as increases in short-term interest rates bolstered FHN's net interest income ("NII") and net interest margin ("NIM"). These factors favorably impacted revenues in 2018 relative to the prior year. While the economic strength positively impacted FHN's consolidated NII in 2018, higher rate expectations and a lack of interest rate volatility led to lower fixed income sales revenue in 2018, negatively impacting fee income from FTNF.
In third quarter 2018, FHN sold its remaining shares of Visa Class B shares resulting in a $212.9 million pre-tax gain and strengthening its capital position. Noninterest income was also favorably impacted in 2018 by the inclusion of Capital Bank, as well as the accelerated execution of revenue synergies from the CBF acquisition.

During 2018, FHN executed on strategic priorities by maintaining and increasing its leading market share in Tennessee, profitably growing key markets and specialty businesses, transforming the customer experience and optimizing the expense base. FHN invested in its core businesses by focusing on higher-return specialty lending areas; making strategic hires in expansion areas; and selectively making needed investments in technology and infrastructure to enhance its competitive position. In both 2017 and 2018, FHN recognized elevated acquisition- and integration-related expenses associated with the CBF acquisition, but was able to successfully complete the integration activities on schedule during 2018, reducing the existing expense base by approximately $50 million.
Tax legislation enacted by Congress in December 2017 reduced the federal statutory tax rate from 35 percent to 21 percent for FHN. This rate reduction favorably impacted FHN's operating results in 2018. In 2017 the enactment of the rate reduction affected FHN's deferred tax balances and negatively impacted FHN's 2017 operating results. Earlier in 2017, FHN recognized favorable effective tax rate adjustments primarily associated with the reversal of a capital loss deferred tax valuation allowance which somewhat offset the overall increase in provision for income taxes in the prior year.

Asset quality trends were stable in 2018 reflecting continued strong underwriting standards, strong economic conditions, and credit risk management. Allowance for loan losses continued to decline, decreasing 5 percent in 2018 as a result of the run-off of non-strategic loan balances, partially offset by organic loan growth. Annual net charge-offs as a percent of average loans remained at .06 percent in 2018 and 30+ delinquencies declined 19 percent over prior year.
Return on average common equity (“ROCE”) and ROTCE for 2018 were 12.75 percent and 20.28 percent, respectively, compared to 6.18 percent and 7.23 percent in 2017. Return on average assets (“ROA”) was 1.38 percent in 2018 compared to .59 percent in 2017. The 2018 metrics were favorably impacted by the third quarter 2018 gain on the sale of FHN's remaining Visa Class B shares previously mentioned. The tangible common equity to tangible assets ratio was 7.15 percent in 2018 compared to 6.57 percent in 2017. Common equity tier 1, Tier 1, Total capital, and Leverage ratios were 9.77 percent, 10.80 percent, 11.94 percent, and 9.09 percent on December 31, 2018, compared to 8.88 percent, 9.83 percent, 11.10 percent, and 10.31 percent, respectively, on December 31, 2017. Total period-end assets were $40.8 billion on December 31, 2018 compared to $41.4 billion on December 31, 2017. Total period-end equity was $4.8 billion on December 31, 2018, up from $4.6 billion on December 31, 2017.
BUSINESS LINE REVIEW - 2018 COMPARED TO 2017
Regional Banking

Pre-tax income within the regional banking segment increased 45 percent to $661.6 million in 2018 from $457.6 million in 2017. The increase in pre-tax income was primarily driven by higher revenue which more than offset an increase in expenses.

Total revenue increased 37 percent, or $406.4 million, to $1.5 billion in 2018, from $1.1 billion in 2017, driven by an increase in NII. NII increased to $1.2 billion in 2018 from $846.6 million in 2017 largely due to loans (including accretion) and deposits added through the CBF acquisition. To a much lesser extent, the favorable impact of higher interest rates on loans, higher average balances of loans to mortgage companies, and an increase in cash basis interest income also favorably impacted NII in 2018 relative to the prior year. Noninterest income was $309.3 million and $258.6 million in 2018 and 2017, respectively. The increase in noninterest income was largely driven by a $21.7 million increase in deposit transactions and cash management fee income primarily as a result of higher fee income associated with the inclusion of Capital Bank. Additionally, a $6.2 million increase in brokerage, management fees, and commission income, $5.5 million in collections from CBF loans that were fully charged off prior to acquisition, and a $5.1 million increase in mortgage banking activities also contributed to the increase in noninterest income in 2018. The increase in fees from brokerage, management fees, and commissions was driven by the continued growth of FHN's advisory business and favorable market conditions, coupled with an increase in the sales of structured products. To a lesser extent, bankcard income and other service charges also increased in 2018 due in large part to the inclusion of Capital Bank activity.

Provision expense was $25.3 million in 2018 compared to $21.3 million in 2017. The net increase in provision in 2018 compared to the prior year was primarily driven by charge-offs associated with two credits within the C&I portfolio. The provision in 2018 was favorably affected by historically lower net charge-offs which continue to drive lower loss rates.

Noninterest expense increased 32 percent to $824.7 million in 2018 from $626.3 million in 2017. The increase in expense was primarily driven by a full-year inclusion of Capital Bank, which led to higher personnel-related expenses, and increases in amortization expense, occupancy expense, and operations services. FDIC premium expense, advertising and public relation expense, equipment rentals, depreciation and maintenance expense, computer software and communication expenses increased in 2018 relative to the prior year also driven by the full-year inclusion of Capital Bank. Additionally, a $15 hourly wage floor, strategic hires in expansion markets and specialty areas, and higher incentive expense associated with loan and deposit growth, also contributed to an increase in personnel expense in 2018. A $4.3 million decrease in loss accruals for legal matters somewhat offset the overall increase in noninterest expense.
Fixed Income

Pre-tax income in the fixed income segment was $9.0 million in 2018 compared to $26.2 million in 2017. The decline in results in 2018 was driven by lower noninterest income, somewhat offset by an increase in NII and a decrease in expenses.
NII increased from $18.1 million in 2017 to $35.7 million in 2018, primarily due to an increase in trading securities and loans held-for-sale largely associated with government-guaranteed loan products. Fixed income product revenue decreased 24 percent to $132.3 million in 2018 from $173.9 million in 2017, as average daily revenue (“ADR”) declined to $531 thousand in 2018 from $696 thousand in 2017. This decline reflects lower activity due to challenging market conditions (expected interest rate increases, a flattening yield curve, and low levels of market volatility). Other product revenue was $32.5 million in 2018, down from $43.2 million in the prior year, primarily driven by lower fees from loan sales, partially offset by increases in fees from derivative sales.
Noninterest expense decreased 8 percent, or $17.4 million, to $191.5 million in 2018 from $208.9 million in 2017. The expense decline during 2018 was primarily driven by lower variable compensation associated with the decrease in fixed income product revenue and a decrease in legal fees relative to 2017, somewhat offset by the full-year inclusion of Coastal.
Corporate

The pre-tax loss for the corporate segment was $2.7 million and $194.8 million for 2018 and 2017, respectively.
Net interest expense was $64.1 million in 2018 compared to $59.4 million in 2017. Noninterest income (including securities gain/losses) increased to $239.3 million in 2018, from $8.9 million in 2017, primarily driven by a $212.9 million pre-tax gain from the sale of FHN's remaining Visa Class B shares. To a lesser extent, a $14.3 million loss from the repurchase of equity securities previously included in a financing transaction recognized in 2017 also contributed to the year-over-year increase in noninterest income. In 2018, FHN adopted ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" which resulted in dividend income being recognized in Other income rather than Interest income where it was recognized prior to adoption. This change, along with $4.2 million of gains on the sales of buildings recognized in 2018 and an increase of $3.8 million in BOLI gains also contributed to the increase in noninterest income in 2018. Deferred compensation income decreased $9.5 million in 2018, offsetting a portion of the overall increase in noninterest income. Deferred compensation income fluctuates with changes in the market value of the underlying investments and is mirrored by changes in deferred compensation expense which is included in personnel expense.
Noninterest expense was $177.8 million in 2018 compared to $144.3 million in 2017. The increase in expense for 2018 was primarily driven by a $35.8 million increase of acquisition- and integration-related expenses primarily associated with the CBF acquisition. A $4.1 million increase in valuation adjustments associated with derivatives related to prior sales of Visa Class B shares also contributed to the increase in noninterest expense in 2018. These expense increases were somewhat offset by lower personnel expense in 2018 and $8.8 million of charitable contributions made to the First Tennessee Foundation in 2017; a similar contribution was not made in 2018. The decrease in personnel expense was largely driven by lower deferred compensation expense and $9.9 million of special bonuses recognized in 2017, which more than offset an increase in salary expense due to the full-year inclusion of Capital Bank.
Non-Strategic

The non-strategic segment had pre-tax income of $46.2 million in 2018 compared to $19.8 million in 2017. The improvement in results was primarily driven by lower expenses, an increase in net interest income and an increase in noninterest income in 2018 relative to the prior year.
Total revenue increased $13.2 million to $55.9 million in 2018 from $42.6 million in 2017. NII increased 25 percent to $46.4 million in 2018, largely driven by higher rates and loans held-for-sale added through the CBF acquisition. Noninterest income increased to $9.5 million in 2018 from $5.6 million in 2017. The increase in noninterest income was largely due to $4.1 million of gains on the reversals of previous valuation adjustments due to the sales and payoff of TRUPS loans.
The provision for loan losses within the non-strategic segment was a provision credit of $18.3 million in 2018 compared to a provision credit of $21.3 million in the prior year. Overall, the non-strategic segment continued to reflect stable performance combined with lower loan balances resulting in an $11.1 million decline in reserves to $24.3 on December 31, 2018. Losses remain historically low as the non-strategic segment had net recoveries of $7.2 million in 2018 compared to net recoveries of $8.9 million a year ago.
Noninterest expense was $27.9 million in 2018, down from $44.2 million in 2017. The decline in noninterest expense was primarily due to a $35.3 million decrease in loss accruals related to legal matters and lower legal fees in 2018 compared to the prior year. In 2017, noninterest expense was favorably impacted by a $22.5 million net expense reversal related to the settlement of certain repurchase claims, compared to a net expense reversal of $1.0 million in 2018. Additionally, an increase in personnel expense in 2018 negatively impacted expenses, offsetting a portion of the overall expense decline in the non-strategic segment.
INCOME STATEMENT REVIEW - 2018 COMPARED TO 2017; 2017 COMPARED TO 2016
Total consolidated revenue increased 46 percent, or $610.6 million to $1.9 billion in 2018, driven by a 45 percent increase in net interest income due to the full-year inclusion of Capital Bank and rate increases and a 47 percent increase in noninterest income primarily due to the gain on the sale of Visa Class B shares. Total consolidated expenses increased 19 percent to $1.2 billion in 2018 from $1.0 billion in 2017. The expense increase was primarily driven by a full-year inclusion of Capital Bank and an increase in acquisition- and integration-related expenses associated with the CBF acquisition.
In 2017, total consolidated revenue increased 4 percent, or $51.0 million to $1.3 billion, driven by a 16 percent increase in net interest income, which more than offset lower fee income from fixed income product revenue compared to 2016. Total consolidated expense increased 11 percent to $1.0 billion in 2017 from $925.2 million in 2016 primarily driven by an increase in acquisition- and integration-related expenses associated with the CBF and Coastal acquisitions, and to a lesser extent an increase in accruals related to loss contingencies and litigation matters in 2017 compared to 2016.
NET INTEREST INCOME
Net interest income increased 45 percent to $1.2 billion in 2018 from $842.3 million in 2017. On a fully taxable equivalent (“FTE”) basis, NII increased 44 percent to $1.2 billion in 2018 from $855.9 million in 2017. As detailed in Table 1 - Analysis of Changes in Net Interest Income, the increase in NII was largely due to loans added through the CBF acquisition including CBF loan accretion. Additionally, the favorable impact of higher interest rates on loans, higher average balances of available-for-sale securities and trading securities also contributed to the increase in NII, but were somewhat offset by the negative impact of higher market interest rates on deposits and other funding sources. Average earning assets increased 30 percent to $35.7 billion in 2018 from $27.5 billion in 2017. The increase in average earning assets in 2018 was primarily due to the full-year inclusion of Capital Bank, organic loan growth within FHN’s regional banking activities, a larger securities portfolio, higher average balances of fixed income trading securities and increases in loans held-for-sale ("HFS"). These increases were somewhat offset by continued run-off of the non-strategic loan portfolios.
Net interest income was $842.3 million in 2017, a 16 percent increase from $729.1 million in 2016. On an FTE basis, NII increased to $855.9 million in 2017 from $740.7 million in 2016. The increase in NII was primarily driven by organic loan growth within the regional banking commercial loan portfolio, the positive impact of higher market rates on loans and other earning assets, and commercial and consumer loans added through the CBF acquisition, somewhat offset by lower average balances of consumer loans and loans to mortgage companies. An increase in loans HFS added through the Coastal and CBF acquisitions also improved NII in 2017 relative to 2016. The negative impact of higher market rates on deposits and other funding sources and the continued run-off of the non-strategic loan portfolios negatively impacted NII in 2017.

Table 1 - Analysis of Changes in Net Interest Income

	2018 Compared to 2017			2017 Compared to 2016
(Fully taxable equivalent ("FTE"))	Increase / (Decrease) Due to (a)			Increase / (Decrease) Due to (a)
(Dollars in thousands)	Rate (b)	Volume (b)	Total	Rate (b)	Volume (b)	Total
Interest income - FTE:
Loans	$140,951	$324,564	$465,515	$69,059	$70,022	$139,081
Loans held-for-sale	6,901	20,690	27,591	408	11,603	12,011
Investment securities:
U.S. government agencies	5,392	21,921	27,313	6,167	230	6,397
States and municipalities	(91)	430	339	63	(365)	(302)
Corporates and other debt	(9)	2,157	2,148	—	223	223
Other (c)	(3,431)	(1,014)	(4,445)	1,063	662	1,725
Total investment securities	6,345	19,010	25,355	7,660	383	8,043
Trading securities	8,992	14,014	23,006	4,559	(507)	4,052
Other earning assets:
Federal funds sold	280	206	486	137	47	184
Securities purchased under agreements to resell	7,039	(45)	6,994	4,681	(53)	4,628
Interest-bearing cash	6,685	(4,314)	2,371	3,902	2,046	5,948
Total other earning assets	13,357	(3,506)	9,851	10,011	749	10,760
Total change in interest income - earning assets - FTE			$551,318			$173,947
Interest expense:
Interest-bearing deposits:
Savings	$53,109	$12,120	$65,229	$21,039	$1,872	$22,911
Time Deposits	11,479	28,505	39,984	1,741	1,349	3,090
Other interest-bearing deposits	22,039	9,187	31,226	12,891	1,233	14,124
Total interest-bearing deposits	98,135	38,304	136,439	35,827	4,298	40,125
Federal funds purchased	3,425	(481)	2,944	2,536	(884)	1,652
Securities sold under agreements to repurchase	4,693	1,154	5,847	3,664	161	3,825
Trading liabilities	3,958	(67)	3,891	2,245	(1,777)	468
Other short-term borrowings	3,839	8,118	11,957	1,958	3,828	5,786
Term borrowings	12,103	4,906	17,009	8,359	(1,424)	6,935
Total change in interest expense - interest-bearing liabilities			$178,087			$58,791
Net interest income - FTE			$373,231			$115,156
(a) The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute and amounts of the changes in each.
(b) Variances are computed on a line-by-line basis and are non-additive.
(c) The decrease is driven by the adoption of ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" which resulted in the reclassification of interest and dividend income on equity securities to noninterest income on a prospective basis.
For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources. The consolidated net interest margin improved to 3.45 percent in 2018 from 3.12 percent in 2017. The net interest spread increased to 3.15 percent in 2018 from 2.91 percent in 2017, and the impact of free funding was 30 basis points and 21 basis points in 2018 and 2017, respectively. The improvement in NIM in 2018 relative to 2017 was largely the result of CBF loan accretion, the positive impact of higher market rates and an increase in average deposits which allowed for reduction in higher cost funding.
The consolidated net interest margin improved to 3.12 percent in 2017 from 2.94 percent in 2016, largely driven by the positive impact of higher market interest rates and an increase in average deposits, somewhat offset by an increase in average excess cash held at the Fed during 2018.

The activity levels and related funding for FHN’s fixed income activities affect the net interest margin. Generally, fixed income activities compress the margin, especially where there are elevated levels of trading inventory, because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result, FHN’s consolidated margin cannot be readily compared to that of other bank holding companies. Table 2 - Net Interest Margin details the computation of the net interest margin for the past three years.
Table 2—Net Interest Margin

	2018	2017	2016
Assets:
Earning assets:
Loans, net of unearned income:
Commercial loans	4.84%	4.08%	3.64%
Consumer loans	4.51	4.23	4.07
Total loans, net of unearned income	4.76	4.12	3.77
Loans held-for-sale	6.23	4.73	4.43
Investment securities:
U.S. government agencies	2.70	2.56	2.40
States and municipalities	4.03	9.36	7.95
Corporates and other debt	4.42	4.98	5.25
Other (a)	31.65	3.49	2.67
Total investment securities	2.77	2.62	2.43
Trading securities	3.70	3.04	2.66
Other earning assets:
Federal funds sold	2.47	1.63	1.11
Securities purchased under agreements to resell	1.63	0.69	0.06
Interest bearing cash	1.89	0.96	0.51
Total other earning assets	1.77	0.85	0.28
Interest income / total earning assets	4.36%	3.65%	3.29%
Liabilities:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	0.95%	0.47%	0.23%
Other interest-bearing deposits	0.70	0.40	0.19
Time deposits	1.44	0.90	0.77
Total interest-bearing deposits	0.95	0.48	0.26
Federal funds purchased	1.89	1.06	0.52
Securities sold under agreements to repurchase	1.40	0.72	0.08
Fixed income trading liabilities	2.83	2.26	1.95
Other short-term borrowings	1.82	1.28	0.67
Term borrowings	4.38	3.35	2.58
Interest expense / total interest-bearing liabilities	1.21	0.74	0.49
Net interest spread	3.15%	2.91%	2.80%
Effect of interest-free sources used to fund earning assets	0.30	0.21	0.14
Net interest margin (b)	3.45%	3.12%	2.94%
(a) 2018 increase driven by the adoption of ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" which resulted in the reclassification of interest and dividend income on equity securities to noninterest income on a prospective basis. The remaining balance is primarily comprised of higher-yielding SBA IO strips.
(b) Calculated using total net interest income adjusted for FTE assuming a statutory federal income tax rate of 21 percent in 2018 and 35 percent prior to 2018, and where applicable, state income taxes.

FHN’s net interest margin is primarily impacted by its balance sheet mix including the levels of fixed and floating rate loans, rate sensitive and non-rate sensitive liabilities, cash levels, trading inventory levels as well as loan fees and cash basis income. FHN’s balance sheet is positioned to benefit from a rise in short-term interest rates. For 2019, NIM will also depend on the extent of Fed interest rate increases, loan accretion levels, and the competitive pricing environment for core deposits.
PROVISION FOR LOAN LOSSES
The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. The provision for loan losses was $7.0 million in 2018 compared to $0 million in 2017 and $11.0 million in 2016. For 2018 and 2017, FHN's asset quality metrics remained strong. Year-to-date net charge-offs as a percentage of average loans were .06 percent for the year ended December 31, 2018 and 2017. The ALLL decreased $9.1 million from year-end 2017 to $180.4 million as of December 31, 2018. For additional information about the provision for loan losses refer to the Regional Banking and Non-Strategic sections of the Business Line Review section in this MD&A. For additional information about general asset quality trends refer to Asset Quality - Trend Analysis of 2018 Compared to 2017 in this MD&A.
NONINTEREST INCOME
Noninterest income (including securities gains/(losses)) was $722.8 million in 2018, up from $490.2 million in 2017 and $552.4 million in 2016. Noninterest income was 37 percent of total revenue in 2018 and 2017, and 43 percent of total revenue in 2016. For 2018, the increase in noninterest income was primarily driven by a gain on the sale of FHN's remaining Visa Class B shares in third quarter 2018. To a lesser extent, the full-year inclusion of Capital Bank in 2018 and a $14.3 million loss from the repurchase of equity securities previously included in a financing transaction recognized in 2017 also contributed to the year-over-year increase in noninterest income. These increases were partially offset by a decrease in fixed income sales revenue in 2018. The decrease in noninterest income in 2017 relative to 2016 was primarily driven by a decrease in fixed income sales revenue, as well as the $14.3 million loss from the repurchase of equity securities previously included in a financing transaction previously mentioned. FHN’s noninterest income for the last three years is provided in Table 3 - Noninterest Income. The following discussion provides additional information about various line items reported in the following table.

Table 3—Noninterest Income

				Compound Annual Growth Rates
(Dollars in thousands)	2018	2017	2016	18/17	18/16
Noninterest income:
Fixed income	$167,882	$216,625	$268,561	(23)%	(21)%
Deposit transactions and cash management	133,281	110,592	108,553	21%	11%
Brokerage, management fees and commissions	54,803	48,514	42,911	13%	13%
Trust services and investment management	29,806	28,420	27,727	5%	4%
Bankcard income	26,718	25,467	24,430	5%	5%
Bank-owned life insurance	18,955	15,124	14,687	25%	14%
Debt securities gains/(losses), net	52	483	1,485	(89)%	(81)%
Equity securities gains/(losses), net (a)	212,896	109	(144)	NM	NM
All other income and commissions:
Other service charges	15,122	12,532	11,731	21%	14%
ATM and interchange fees	13,354	12,425	11,965	7%	6%
Mortgage banking	10,587	4,649	10,215	NM	2%
Dividend Income (b)	10,555	—	—	NM	NM
Letter of credit fees	5,298	4,661	4,103	14%	14%
Electronic banking fees	5,134	5,082	5,477	1%	(3)%
Insurance commissions	2,096	2,514	2,981	(17)%	(16)%
Gain/(loss) on extinguishment of debt (c)	(15)	(14,329)	—	NM	NM
Deferred compensation (d)	(3,224)	6,322	3,025	NM	NM
Other	19,488	11,029	14,734	77%	15%
Total all other income and commissions	78,395	44,885	64,231	75%	10%
Total noninterest income	$722,788	$490,219	$552,441	47%	14%
NM – Not meaningful

(a)	Equity securities gains/(losses) for 2018 relates to the gain on the sale of FHN's remaining Visa Class B shares.

(b)
Effective January 1, 2018, FHN adopted ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” and began recording dividend income from FRB and FHLB holdings in Other income. Prior to 2018, these amounts were included in Interest income on the Consolidated Statements of Income.

(c)	Loss on extinguishment of debt for 2017 relates to the repurchase of equity securities previously included in a financing transaction.

(d)	Amounts are driven by market conditions and are mirrored by changes in deferred compensation expense which is included in employee compensation expense.

Fixed Income Noninterest Income
The major component of fixed income revenue is generated from the purchase and sale of fixed income securities as both principal and agent. Other noninterest revenues within this line item consist principally of fees from loan sales, portfolio advisory services, and derivative sales. Securities inventory positions are procured for distribution to customers by the sales staff. Fixed income noninterest income decreased 23 percent in 2018 to $167.9 million from $216.6 million in 2017, reflecting lower activity due to challenging market conditions (expected interest rate increases, a flattening yield curve, and low levels of market volatility). Revenue from other products decreased 17 percent, or $7.1 million, to $35.6 million from $42.7 million in 2017, largely driven by a decline in fee income from loan sales, somewhat offset by $4.1 million of gains on the sales and payoff of TRUPS loans in the non-strategic segment and increases in fees from derivative sales.
Fixed income noninterest income was $216.6 million in 2017, down from $268.6 million in 2016, reflecting lower activity due to challenging market conditions. Revenue from other products increased $3.8 million to $42.7 million in 2017, driven by increases in fees from loan sales, which more than offset declines in fees from derivative sales and portfolio advisory services compared to 2016.

Table 4—Fixed Income Noninterest Income

				Compound Annual Growth Rates
(Dollars in thousands)	2018	2017	2016	18/17	18/16
Noninterest income:
Fixed income	$132,283	$173,910	$229,659	(24)%	(24)%
Other product revenue	35,599	42,715	38,902	(17)%	(4)%
Total fixed income noninterest income	$167,882	$216,625	$268,561	(23)%	(21)%

Deposit Transactions and Cash Management

Fees from deposit transactions and cash management include fees for services related to consumer and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management activities increased to $133.3 million in 2018 from $110.6 million in 2017, largely associated with the inclusion of Capital Bank. Fees from deposit transactions and cash management activities were negatively impacted in first quarter 2017 due to changes in consumer behavior and a modification of billing practices, which further contributed to the year-over-year increase in fees from deposit transactions and cash management activities in 2018. In 2017, deposit transactions and cash management income increased to $110.6 million from $108.6 million in 2016, primarily related to higher fee income associated with cash management activities, which offset a decline in NSF/overdraft fees driven by changes in consumer behavior and a modification of billing practices.
Brokerage, Management Fees and Commissions

Brokerage, management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual funds sales. Noninterest income from brokerage, management fees and commissions increased to $54.8 million in 2018, up from $48.5 million and $42.9 million in 2017 and 2016, respectively. The increase was due in large part to the continued growth of FHN's advisory business and favorable market conditions. An increase in the sales of structured products also contributed to the increase in 2018.
Bank-owned Life Insurance
Income from bank-owned life insurance ("BOLI") increased to $19.0 million in 2018 from $15.1 million and $14.7 million in 2017 and 2016, respectively. The increase in 2018 was driven by higher BOLI policy gains recognized in 2018.

Securities Gains/(Losses)
In 2018, FHN recognized net securities gains of $212.9 million compared to $.6 million and $1.3 million in 2017 and 2016, respectively. The 2018 net gain was primarily related to FHN's sale of its remaining holdings of Visa Class B shares. The 2017 net gain was primarily the result of the call of a $4.4 million held-to-maturity municipal bond within the regional banking segment. The 2016 net gain was largely driven by a $1.5 million net gain from the exchanges of approximately $736 million of AFS debt securities, partially offset by $.2 million of other-than-temporary impairment (“OTTI”) adjustments.
Other Noninterest Income
All other income and commissions includes revenues from other service charges, ATM and interchange fees, mortgage banking (primarily within the non-strategic and regional banking segments), dividend income (subsequent to 2017), letter of credit fees, electronic banking fees, insurance commissions, gains/(losses) on the extinguishment of debt, revenue related to deferred compensation plans (which are mirrored by changes in noninterest expense), and various other fees.
Revenue from all other income and commissions increased to $78.4 million in 2018 from $44.9 million in 2017. In 2017, FHN recognized a $14.3 million loss from the repurchase of equity securities previously included in a financing transaction which contributed to the year-over-year increase in other noninterest income in 2018. Additionally, effective January 1, 2018, FHN adopted ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" and began recording dividend income from FRB and FHLB holdings in other income which also contributed to the increase in other noninterest income in 2018 relative to the prior year, as previously these amounts were included in Interest income. Increases in mortgage banking income and other service charges related to the full-year inclusion of Capital Bank, $5.5 million in collections from CBF loans that were fully charged off prior to acquisition, and $5.0 million of gains on the sales of properties recognized in 2018 also contributed to the increase in other noninterest income. For 2018, all other income and commissions was unfavorably impacted by a $9.5 million decrease in deferred compensation income. Deferred compensation income fluctuates with changes in the market value of the underlying investments and are mirrored by changes in deferred compensation expense which is included in employee compensation expense.

Revenue from all other income and commissions was $44.9 million in 2017 compared to $64.2 million in 2016. The decrease in all other income and commissions was primarily driven by the $14.3 million loss from the repurchase of equity securities previously included in a financing transaction recognized previously mentioned, a $5.6 million decrease in mortgage banking income, and a $2.1 million decrease in gains on the sales of properties. The decline in mortgage banking income was due in large part to $4.4 million of recoveries recognized in 2016 associated with prior legacy mortgage servicing sales and a $1.5 million gain related to the reversal of a contingency accrual associated with prior sales of MSR, but was somewhat mitigated by a $1.7 million increase in new originations within the regional banking segment related to CRA initiatives. For 2017, all other income and commissions was favorably impacted by a $3.3 million increase in deferred compensation income, offsetting a portion of the overall decline in revenues from all other income and commissions.

NONINTEREST EXPENSE

Total noninterest expense increased 19 percent, or $198.3 million, to $1.2 billion in 2018 from $1.0 billion in 2017. The increase in noninterest expenses in 2018 is primarily due to the full-year inclusion of Capital Bank expenses compared to one month of expenses included in 2017. Higher acquisition- and integration-related expenses primarily associated with the CBF acquisition, higher personnel-related expenses, and a smaller repurchase and foreclosure provision expense reversal related to the settlement of certain repurchase claims in 2018 relative to 2017, also contributed to the expense increase in 2018. A decrease in loss accruals related to legal matters in 2018 favorably impacted expense relative to 2017, offsetting a portion of the overall expense increase.

In 2017, total noninterest expense increased 11 percent, or $98.5 million, to $1.0 billion in 2017 from $925.2 million in 2016. The increase in expense was primarily driven by higher acquisition- and integration-related expense associated with the CBF and Coastal acquisitions. To a lesser extent, a smaller repurchase and foreclosure provision expense reversal related to the settlement of certain repurchase claims in 2017 relative to 2016, a net increase in loss accruals related to litigation and regulatory matters, and an increase in personnel expense also contributed to the expense increase in 2017. Legal fees decreased in 2017, favorably impacting expense relative to 2016. FHN’s noninterest expense for the last three years is provided in Table 5 - Noninterest Expense. The following discussion provides additional information about various line items reported in the following table.

Table 5—Noninterest Expense

				Compound Annual Growth Rates
(Dollars in thousands)	2018	2017	2016	18/17	18/16
Noninterest expense:
Employee compensation, incentives and benefits	$658,223	$587,465	$563,791	12%	8%
Occupancy	85,009	54,646	50,880	56%	29%
Computer software	60,604	48,234	45,122	26%	16%
Operations services	56,280	43,823	41,852	28%	16%
Professional fees	45,799	47,929	19,169	(4)%	55%
Equipment rentals, depreciation and maintenance	39,132	29,543	27,385	32%	20%
FDIC premium expense	31,642	26,818	21,585	18%	21%
Communications and courier	30,032	17,624	14,265	70%	45%
Amortization of intangible assets	25,855	8,728	5,198	NM	NM
Advertising and public relations	24,752	19,214	21,612	29%	7%
Contract employment and outsourcing	18,522	14,954	10,061	24%	36%
Legal fees	11,149	12,076	21,558	(8)%	(28)%
Repurchase and foreclosure provision/(provision credit)	(1,039)	(22,527)	(32,722)	95%	82%
All other expense:
Travel and entertainment	16,442	11,462	10,275	43%	26%
Other insurance and taxes	9,684	9,686	10,891	*	(6)%
Employee training and dues	7,218	5,551	5,691	30%	13%
Supplies	6,917	4,106	4,434	68%	25%
Customer relations	5,583	5,750	6,255	(3)%	(6)%
Non-service components of net periodic pension and post-retirement cost	5,251	2,144	(666)	NM	NM
Tax credit investments	4,712	3,468	3,349	36%	19%
Miscellaneous loan costs	3,732	2,751	2,586	36%	20%
OREO	2,630	1,006	773	NM	84%
Litigation and regulatory matters	644	40,517	30,469	(98)%	(85)%
Other (a)	73,223	48,693	41,391	50%	33%
Total all other expense	136,036	135,134	115,448	1%	9%
Total noninterest expense	$1,221,996	$1,023,661	$925,204	19%	15%
Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2017-07 “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” See Note 1 - Summary of Significant Accounting Policies for additional information.
NM-Not Meaningful
*Amount is less than one percent.

(a)
Expense increase for 2018 largely attributable to an increase in acquisition- and integration-related expense primarily associated with the CBF acquisition. See Note 2 - Acquisitions and Divestitures for additional information.

Employee Compensation, Incentives, and Benefits

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, increased 12 percent, or $70.8 million, to $658.2 million in 2018 from $587.5 million in 2017. The increase in personnel expense was primarily the result of a 30 percent increase in headcount in connection with the CBF acquisition. Within the regional banking segment, personnel expense increased due to a $15 hourly wage floor, strategic hires in expansion markets and specialty areas, and higher incentive expense associated with loan and deposit growth. Personnel expense within the fixed income segment decreased in 2018, largely driven by lower variable compensation associated with lower fixed income sales revenue relative to 2017, offsetting a portion of the overall increase in personnel expense. Additionally, a $10.3 million decrease in deferred compensation expense in 2018, $9.9 million of special bonuses recognized in 2017 and a $6.4 million decrease in acquisition- and integration-related personnel expenses also offset a portion of the increase in personnel expense.

Personnel expense increased 4 percent, or $23.7 million, to $587.5 million in 2017 from $563.8 million in 2016. Within the regional banking segment, personnel expense increased due to strategic hires in expansion markets and specialty areas, higher incentive expense associated with loan and deposit growth, retention initiatives, and $19.1 million attributable to CBF activities ($10.7 million of which relates to a 27 percent increase in headcount for one month). In 2017, FHN recognized $9.9 million of special bonuses, $3.0 million related to higher deferred compensation expense, and a $2.6 million increase in pension fund expense which also contributed to the increase in personnel expense compared to 2016. Personnel expense within the fixed income segment decreased in 2017, largely driven by a decline in variable compensation associated with lower fixed income sales revenue relative to the prior year, offsetting a portion of the overall increase in personnel expense. Additionally, personnel expense was favorably impacted by $6.5 million of deferred compensation BOLI gains recognized in 2017.

Occupancy

Occupancy expense increased to $85.0 million in 2018 from $54.6 million in 2017, primarily driven by higher rental expense due to the full-year inclusion of Capital Bank. Additionally, FHN recognized $5.3 million of acquisition- and integration-related expenses primarily associated with lease abandonment expenses in 2018. Occupancy expense increased to $54.6 million in 2017 from $50.9 in 2016, primarily driven by higher rental expense due to the CBF and Coastal acquisitions as well as an increase in depreciation expense due to the completion of space-consolidating renovations made to FHN's headquarters and other locations completed during 2017.

Computer Software

Computer software expense was $60.6 million, $48.2 million, and $45.1 million in 2018, 2017, and 2016, respectively. The increase in computer software expense in both periods was the result of the inclusion of Capital Bank (twelve months in 2018; one month in 2017), as well as FHN’s focus on technology-related projects. To a lesser extent, acquisition- and integration-related expenses primarily associated with the CBF acquisition also contributed to the increase in computer software expense for 2018.

Operations Services

Operations services expense increased 28 percent, or $12.5 million to $56.3 million in 2018. The increase in operations services expense was primarily related to an increase in third party fees associated with the inclusion of Capital Bank operating expenses, as well as higher acquisition- and integration-related expenses primarily related to the CBF acquisition. In 2017, expenses from operations services were $43.8 million compared to $41.9 million in 2016, primarily related to an increase in third party fees associated with the CBF and Coastal acquisitions.
Professional Fees
Professional fees decreased to $45.8 million in 2018 from $47.9 million in 2017. In 2018, the decrease in professional fees was due to lower acquisition- and integration-related expenses primarily associated with the CBF acquisition relative to 2017, somewhat offset by strategic investments to analyze growth potential and product mix for new markets. Professional fees was $47.9 million in 2017 compared to $19.2 million in 2016. In 2017, the increase in professional fees was primarily driven by higher acquisition- and integration-related expenses primarily associated with the CBF and Coastal acquisitions.

Equipment Rentals, Depreciation, and Maintenance

Equipment rentals, depreciation, and maintenance expense increased 32 percent, or $9.6 million, to $39.1 million in 2018. The increase in equipment rentals, depreciation, and maintenance expense in was due in large part to the full-year inclusion of Capital Bank in 2018 and higher acquisition- and integration-related expenses primarily related to the CBF acquisition. Equipment rentals, depreciation, and maintenance expense was $29.5 million and $27.4 million in 2017 and 2016, respectively.

FDIC Premium Expense
FDIC premium expense increased to $31.6 million in 2018 from $26.8 million in 2017 primarily due to the CBF acquisition, as well as organic growth. In fourth quarter 2018, the FDIC assessment surcharge initiated in third quarter 2016 expired offsetting a portion of the overall increase in FDIC premium expense for 2018. FDIC premium expense was $26.8 million in 2017 and $21.6 million in 2016. The increase in FDIC premium expense was due in large part to balance sheet growth, both organically and with the CBF and Coastal acquisitions for 2017. Additionally, the net loss recognized in fourth quarter 2017 also contributed to the increase in FDIC premium expense.

Communication and Courier

Expenses associated with communications and courier increased to $30.0 million in 2018 from $17.6 million in 2017, primarily driven by the full-year inclusion of Capital Bank in 2018. To a lesser extent, an increase in acquisition- and integration-related expenses also contributed to the expense increase in 2018. Expenses associated with communication and courier were $17.6 million and $14.3 million in 2017 and 2016, respectively. The increase in communication and courier expense was primarily related to acquisition- and integration- related projects primarily associated with the CBF acquisition in 2017.

Amortization of Intangibles

Amortization expense increased to $25.9 million in 2018 from $8.7 million in 2017, primarily due to the full-year inclusion of intangibles related to the Capital Bank acquisition in 2018 compared to one-month inclusion in 2017. Amortization expense was $8.7 million in 2017 and $5.2 million in 2016, primarily the result of the CBF and Coastal acquisitions.

Advertising and Public Relations

Expenses associated with advertising and public relations increased to $24.8 million in 2018 from $19.2 million in 2017. In 2018, FHN recognized higher advertising expense due in large part to promotional branding campaigns and targeted marketing in new markets. Expenses associated with advertising and public relations decreased to $19.2 million in 2017 from $21.6 million in 2016. In 2016, FHN recognized higher advertising and public relations expense due in large part to a promotional branding campaign and higher expenses associated with CRA initiatives compared to 2017.

Contract Employment and Outsourcing

Expenses associated with contract employment and outsourcing increased 24 percent, or $3.6 million, to $18.5 million in 2018, primarily driven by acquisition- and integration-related projects primarily associated with the CBF acquisition. Expenses associated with contract employment and outsourcing increased 49 percent to $15.0 million in 2017 compared to $10.1 million in 2016, also due in large part to acquisition- and integration-related projects primarily associated with the CBF acquisition.

Legal Fees

Legal fees decreased to $11.1 million in 2018 from $12.1 million in 2017 and $21.6 million in 2016. Legal fees fluctuate primarily based on the status, timing, type, and composition of cases or other projects.

Repurchase and Foreclosure Provision

During 2018, 2017, and 2016, FHN recognized a $1.0 million, $22.5 million and $32.7 million pre-tax expense reversal of mortgage repurchase and foreclosure provision, respectively, primarily as a result of the settlement/recoveries of certain repurchase claims. These expense reversals favorably impacted expenses in all periods.
Other Noninterest Expense
Other expense includes travel and entertainment expense, other insurance and tax expense, employee training and dues, supplies, customer relations expense, expenses associated with the non-service components of net periodic pension and post-retirement cost, tax credit investments, miscellaneous loan costs, expenses associated with OREO, losses from litigation and regulatory matters, and various other expenses.
All other expense was $136.0 million in 2018 compared to $135.1 million in 2017. The increase was primarily due to a $35.8 million increase of acquisition- and integration-related costs primarily associated with the CBF acquisition, including contract termination charges, costs of shareholder matters and asset impairments related to the integration, as well as other miscellaneous expenses. Additionally, a $4.1 million increase in Visa derivative valuation adjustments recognized in 2018, higher expenses associated with travel and entertainment, supplies, and employee training and dues largely due to the inclusion of Capital Bank, higher pension expense and an increase in the reserve for unfunded commitments also contributed to the increase in other noninterest expense relative to the prior year. These expense increases were largely offset by a $39.9 million net decrease in loss accruals related to legal matters and $8.8 million of charitable contributions made to the First Tennessee Foundation in 2017.
All other expense increased 17 percent, or $19.7 million, to $135.1 million in 2017 from $115.4 million in 2016. The increase was primarily driven by a $10.0 million increase in pre-tax loss accruals related to legal matters and $8.8 million of charitable contributions to the First Tennessee Foundation. Additionally, FHN recognized $9.0 million in acquisition-and integration-related costs in 2017 and a $2.0 million vendor payment adjustment which also contributed to the expense increase in 2017. Offsetting a portion of the expense increase, FHN experienced a $2.0 million decrease in negative valuation adjustments associated with derivatives related to prior sales of Visa Class B shares, as well as a $1.2 million decrease in other insurance and taxes driven by favorable adjustments to franchise taxes related to community reinvestment efforts.
INCOME TAXES

FHN recorded an income tax provision of $157.6 million in 2018, compared to $131.9 million in 2017 and $106.8 million in 2016. The effective tax rates for 2018, 2017, and 2016 were approximately 22.1 percent, 42.7 percent, and 30.9 percent, respectively.

The decrease in the effective tax rates in 2018 compared to 2017 and 2016 was primarily driven by the reduction in the federal corporate income tax rate under the Tax Cuts and Jobs Act “Tax Act,” which lowered the rate to 21 percent from 35 percent effective January 1, 2018. Additionally, $7.5 million in net discrete tax benefits were realized during 2018. The tax rate in 2017 was adversely affected by approximately $82 million of tax expense primarily related to the revaluation of the net deferred tax asset based on a 21 percent tax rate as a result of the passage of the Tax Act in 2017. This was partially offset by the reversal of a capital loss valuation allowance which decreased federal and state taxes by $40.4 million.

The company’s effective tax rate is favorably affected by recurring items such as bank-owned life insurance, tax-exempt income, and tax credits and other tax benefits from affordable housing investments. The company’s effective tax rate also may be affected by items that may occur in any given period but are not consistent from period to period, such as changes in unrecognized tax benefits.

A deferred tax asset (“DTA”) or deferred tax liability (“DTL”) is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2018, FHN’s net DTA was $127.9 million compared with $221.8 million at December 31, 2017 and $199.6 million at December 31, 2016.

As of December 31, 2018, FHN had deferred tax asset balances related to federal and state income tax carryforwards of $49.8 million and $7.2 million, which will expire at various dates. Refer to Note 15 - Income Taxes for additional information.

FHN’s gross DTA after valuation allowance was $254.6 million and $353.2 million as of December 31, 2018 and 2017, respectively. Based on current analysis, FHN believes that its ability to realize the remaining DTA is more likely than not. FHN monitors its DTA and the need for a valuation allowance on a quarterly basis. A significant adverse change in FHN’s taxable earnings outlook could result in the need for a valuation allowance.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. The federal tax returns for Capital Bank Financial Corporation for 2010 - 2012 are under examination by the IRS. With few exceptions, FHN returns are no longer subject to federal or state and local tax examinations by tax authorities for years before 2013. FHN is currently under federal audit for 2013 - 2015 and is under examination in several states.

See also Note 15 - Income Taxes for additional information.

STATEMENT OF CONDITION REVIEW - 2018 COMPARED TO 2017
Total period-end assets were $40.8 billion and $41.4 billion on December 31, 2018 and 2017, respectively. Average assets increased 34 percent to $40.2 billion in 2018 from $29.9 billion in 2017. The increase in average assets was primarily driven by the timing of the CBF acquisition on November 30, 2017; 2018 includes the full-year average impact of balances compared with one month in 2017. The increase was largely due to net increases in the loan portfolios, increases in goodwill and other intangible assets, and a larger investment securities portfolio. On a period-end basis, the decrease was primarily due to net decreases in the available-for-sale ("AFS") securities portfolio and securities purchased under agreements to resell, offset partially by increases in federal funds sold and interest bearing cash.
Total period-end liabilities were $36.0 billion and $36.8 billion on December 31, 2018 and 2017, respectively. Average liabilities increased 32 percent to $35.6 billion in 2018, from $27.0 billion in 2017. The net increase in average liabilities relative to 2017 was also the result of the timing of the CBF acquisition in late fourth quarter 2017 and was primarily attributable to deposits. The decrease in period-end liabilities was largely due to a decrease in other short-term borrowings and trading liabilities, somewhat offset by an increase in deposits.
EARNING ASSETS
Earning assets consist of loans, investment securities, other earning assets such as trading securities, interest-bearing cash, and loans HFS. Average earning assets increased to $35.7 billion in 2018 from $27.5 billion in 2017. A more detailed discussion of the major line items follows.
Loans
Period-end loans were $27.5 billion on December 31, 2018 compared to $27.7 billion on December 31, 2017. Average loans for 2018 were $27.2 billion compared to $20.1 billion for 2017. The increase in average loan balances was primarily due to the timing of the CBF acquisition, as 2018 includes an average impact of twelve months compared to one month in 2017. The decrease in period-end loans was driven by run-off of lower spread loans within the Regional Banking portfolios, coupled with sales and run-off within the Non-Strategic portfolios, somewhat mitigated by net loan growth within several of the Regional Banking loan portfolios. The following table provides detail regarding FHN's average loans.
Table 6—Average Loans

(Dollars in thousands)	2018	Percent of total	2018 Growth Rate	2017	Percent of total	2017 Growth Rate	2016	Percent of total	2016 Growth Rate
Commercial:
Commercial, financial, and industrial	$15,872,929	58%	28%	$12,367,420	61%	13%	$10,932,679	60%	15%
Commercial real estate	4,206,206	16	78	2,365,763	12	22	1,938,939	11	36
Total commercial	20,079,135	74	36	14,733,183	73	14	12,871,618	71	18
Consumer:
Consumer real estate (a)	6,328,936	23	35	4,678,569	23	—	4,673,517	25	(4)
Permanent mortgage	253,122	1	(20)	317,816	2	(20)	399,220	2	(18)
Credit card and other	552,635	2	48	374,474	2	4	359,515	2	2
Total consumer	7,134,693	26	33	5,370,859	27	(1)	5,432,252	29	(5)
Total loans, net of unearned income	$27,213,828	100%	35%	$20,104,042	100%	10%	$18,303,870	100%	10%
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) 2018, 2017, and 2016 include $19.3 million, $29.3 million, and $43.4 million of restricted and secured real estate loans, respectively.

Table 7—Contractual Maturities of Commercial Loans on December 31, 2018

(Period-end) (Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Commercial, financial, and industrial	$3,429,206	$8,568,479	$4,516,643	$16,514,328
Commercial real estate	929,617	2,545,330	555,923	4,030,870
Total commercial loans	$4,358,823	$11,113,809	$5,072,566	$20,545,198
For maturities over one year:
Interest rates - floating		$7,803,488	$3,711,130	$11,514,618
Interest rates - fixed		3,310,321	1,361,436	4,671,757
Total maturities over one year		$11,113,809	$5,072,566	$16,186,375

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN’s loan portfolio consists of consumer real estate loans - a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15, 10/10, or 10/20 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period (“the draw period”), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest repayment period, and a 10/20 loan has a 10 year draw period followed by a 20-year principal-and-interest repayment period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years and the contractual maturity for 10/20 home equity lines is 30 years. Numerous factors can contribute to the actual life of a home equity line or installment loan. As a result, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.
Investment Securities

FHN’s investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities (“MBS”) and government agency issued collateralized mortgage obligations (“CMO”), substantially all of which are classified as AFS. FHN utilizes the securities portfolio as a source of income, liquidity and collateral for repurchase agreements, for public funds, and as a tool for managing risk of interest rate movements. Table 8 - Contractual Maturities of Investment Securities on December 31, 2018 (Amortized Cost) shows information pertaining to the composition, yields, and contractual maturities of the investment portfolio. Investment securities decreased to $4.6 billion on December 31, 2018 from $5.2 billion on December 31, 2017. The decrease in period-end investment securities was due in part to the adoption of ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities," on January 1, 2018, which resulted in the reclassification of equity securities from Investment securities to Other assets. FHN moderated its reinvestment strategy in 2018 which also contributed to the decrease in the investment securities balance on December 31, 2018. Additionally, an increase in unrealized losses as a result of higher rates also contributed to the decrease in AFS securities on December 31, 2018. Average investment securities were $4.7 billion and $4.0 billion in 2018 and 2017, representing 13 percent and 15 percent of average earning assets in 2018 and 2017, respectively. FHN manages the size and mix of the investment portfolio to assist in asset liability management, provide liquidity, and optimize risk adjusted returns.

Government agency issued MBS, CMO, and other agencies averaged $4.6 billion and $3.8 billion in 2018 and 2017, respectively. U.S. treasury securities and corporate and municipal bonds averaged $66.5 million in 2018 compared to $16.2 million in 2017. Investments in equity securities averaged $190.3 million in 2017, and were largely comprised of restricted investments in the Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”). On December 31, 2018, AFS investment securities had $100.6 million of net unrealized losses compared to $35.7 million of net unrealized losses on December 31, 2017. See Note 3 - Investment Securities for additional detail.

Table 8—Contractual Maturities of Investment Securities on December 31, 2018 (Amortized Cost)

			After 1 year		After 5 years
	Within 1 year		Within 5 years		Within 10 years		After 10 years
(Period-end)(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available-for-sale:
Government agency issued MBS and CMO (a)	$13,642	2.18%	$126,450	2.35%	$305,029	3.18%	$4,035,054	2.63%
U.S. treasuries	—	—	100	1.51	—	—	—	—
Other U.S. government agencies	—	—	149,050	2.77	—	—	—	—
States and municipalities	—	—	—	—	755	3.82	31,718	3.97
Corporates and other debt	15,125	3.15	40,258	4.61	—	—	—	—
Total securities available-for-sale	$28,767	2.69%	$315,858	2.84%	$305,784	3.18%	$4,066,772	2.64%
Securities held-to-maturity:
Corporate bonds	$—	—%	$—	—%	$10,000	5.25%	$—	—%
Total securities held-to-maturity	$—	—%	$—	—%	$10,000	5.25%	$—	—%
(a) Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early pay downs, have an estimated average life of 5.3 years.

Loans Held-for-Sale

Loans HFS consists of small business, other consumer loans, the mortgage warehouse, USDA, student, and home equity loans. The average balance of loans HFS increased to $724.0 million in 2018 from $370.6 million in 2017. The increase in average loans HFS was primarily due to an increase in small business loans and to a lesser extent other consumer loans acquired from the CBF acquisition. On December 31, 2018, loans HFS were $679.1 million compared to $699.4 million on December 31, 2017. The decrease in period-end balances is primarily related to the sale of approximately $120 million UPB of subprime auto loans originally acquired as part of the CBF acquisition, offset partially by an increase in small business loans.
Other Earning Assets

Other earning assets include trading securities, securities purchased under agreements to resell ("asset repos"), federal funds sold (“FFS”), and interest-bearing deposits with the Fed and other financial institutions. Other earning assets averaged $3.0 billion in 2018 and 2017, as increases in fixed income trading securities were largely offset by a decrease in interest-bearing cash. Fixed income's trading inventory fluctuates daily based on customer demand. Other earning assets were $3.3 billion and $3.4 billion on December 31, 2018 and 2017, respectively. The decline in other earning assets on a period-end basis was primarily driven by a decrease in asset repos, somewhat offset by increases in federal funds sold and interest-bearing cash. Asset repos are used in fixed income trading activity and generally fluctuate with the level of fixed income trading liabilities (short-positions) as securities collateral from asset repo transactions are used to fulfill trades.
Non-earning assets

Period-end non-earning assets increased to $4.6 billion on December 31, 2018 from $4.5 billion on December 31, 2017. The increase in non-earning assets was primarily due to the adoption of ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities," which resulted in the reclassification of equity securities from investment securities to other assets. Additionally, higher cash balances and an increase in goodwill also contributed to the increase in non-earning assets as of December 31, 2018, but were somewhat offset by a decrease in deferred tax assets.

Deposits
Average deposits were $30.9 billion during 2018, up 34 percent from $23.1 billion during 2017. The increase in average deposits was largely due to the timing of the CBF acquisition late in fourth quarter 2017, as well as FHN's strategic focus on growing deposits. FHN's composition of deposits shifted slightly in 2018, resulting in an increase in interest-bearing deposits, comprising 74 percent of total deposits. Market-indexed deposits as a percentage of total deposits decreased from 17 percent in 2017 to 15 percent in 2018, while commercial interest deposits increased as a percentage of total deposits.

Period-end deposits were $32.7 billion on December 31, 2018, up 7 percent from $30.6 billion on December 31, 2017. The increase in period-end deposits was largely the result of increase in savings and time deposits as a result of FHN's strategic focus on growing deposits. The following table summarizes FHN's average deposits for 2018, 2017 and 2016.

Table 9—Average Deposits

(Dollars in thousands)	2018	Percent of Total	2018 Growth Rate	2017	Percent of Total	2017 Growth Rate	2016	Percent of Total	2016 Growth Rate
Interest-bearing deposits:
Consumer interest	$12,700,135	41%	34%	$9,467,518	41%	11%	$8,537,255	41%	5%
Commercial interest	5,660,480	18	78	3,187,034	14	13	2,812,222	13	3
Market-indexed (a)	4,541,835	15	14	3,986,095	17	5	3,788,420	18	48
Total interest-bearing deposits	22,902,450	74	38	16,640,647	72	10	15,137,897	72	13
Noninterest-bearing deposits	8,000,642	26	24	6,431,489	28	12	5,760,873	28	8
Total deposits	$30,903,092	100%	34%	$23,072,136	100%	10%	$20,898,770	100%	11%
(a) Market-indexed deposits are tied to an index not administered by FHN and are comprised of insured network deposits, correspondent banking deposits, and trust/sweep deposits.
Short-Term Borrowings

Short-term borrowings (federal funds purchased (“FFP”), securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings) averaged $2.8 billion in 2018 and $2.3 billion in 2017. As noted in the table below, the increase in short-term borrowings was largely due to an increase in other short-term borrowings and securities sold under agreements to repurchase. Other short-term borrowings balances fluctuate largely based on the level of FHLB borrowing as a result of loan demand, deposit levels and balance sheet funding strategies. Securities sold under agreements to repurchase increased in 2018, as an additional source of wholesale funding for FHN's balance sheet activities. Period-end short-term borrowings were $1.5 billion on December 31, 2018 and $4.3 billion on December 31, 2017. The decrease in period-end short-term borrowings was primarily due to a decrease in FHLB borrowings. Additionally, decreases in trading liabilities and FFP also contributed to the decrease in short-term borrowings on December 31, 2018. FFP fluctuates depending on the amount of excess funding of FHN’s correspondent bank customers and trading liabilities fluctuate based on levels of trading securities and hedging strategies. See Note 9 - Short-Term Borrowings for additional information. The following table summarizes FHN's average short-term borrowings for 2018, 2017, and 2016.

Table 10—Average Short-Term Borrowings

(Dollars in thousands)	2018	Percent of Total	2018 Growth Rate	2017	Percent of Total	2017 Growth Rate	2016	Percent of Total	2016 Growth Rate
Short-term borrowings
Federal funds purchased	$405,110	14%	(9)%	$447,137	20%	(24)%	$589,223	30%	(16)%
Securities sold under agreements to repurchase	713,841	25	23	578,666	26	36	425,452	21	15
Trading liabilities	682,943	24	*	685,891	30	(11)	771,039	39	5
Other short-term borrowings	1,046,585	37	89	554,502	24	NM	198,440	10	20
Total short-term borrowings	$2,848,479	100%	26%	$2,266,196	100%	14%	$1,984,154	100%	1%
NM - Not meaningful
* Amount is less than one percent

Term Borrowings

Term borrowings include senior and subordinated borrowings with original maturities greater than one year. Term borrowings were $1.2 billion on December 31, 2018 and 2017. Average term borrowings increased to $1.2 billion in 2018 from $1.1 billion in 2017 primarily driven by a full-year of average impact of the addition of $212.4 million junior subordinated debentures underlying trust preferred debt acquired in association with the CBF acquisition. In 2017, this balance was only included for one month due to the timing of the CBF acquisition. In 2018, FHN retired $45.4 million of this junior subordinated debt and the related trust preferred securities. See Note 10 - Term Borrowings for additional information.
Other Liabilities

Period-end other liabilities were $.7 billion on December 31, 2018 and 2017.

CAPITAL - 2018 COMPARED TO 2017

Management’s objectives are to provide capital sufficient to cover the risks inherent in FHN’s businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. Period-end equity increased to $4.8 billion on December 31, 2018 from $4.6 billion on December 31, 2017. The increase in equity was due to net income recognized in 2018, offset by common and preferred dividends, share repurchases (discussed below), a decrease in accumulated other comprehensive income ("AOCI"), and the cancellation of 2,373,220 common shares in connection with CBF dissenting shareholders (discussed below). The decrease in AOCI was largely driven by an increase in unrealized losses on AFS debt securities as a result of higher rates.

Average equity increased to $4.6 billion in 2018 from $3.0 billion in 2017. The increase in average equity was due to the full-year average impact of $1.8 billion issued in connection with the CBF acquisition on November 30, 2017, net income recognized since 2017, partially offset by common and preferred dividends paid and shares repurchased. Average equity was negatively impacted by a decline in AOCI in 2018, offsetting a portion of the increase in average equity. The decline in average AOCI was largely the result of unrealized losses recognized on the AFS securities portfolio, as well as an increase of net actuarial losses for pension and post retirement plans and results of cash flow hedges.

As previously mentioned, in February 2018 FHN elected early adoption of ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” which resulted in a reclassification of $57.5 million out of period-end AOCI into retained earnings. This reclassification is reflected in FHN's and FTBNA's regulatory capital balances and ratios as of December 31, 2017.

The following tables provide a reconciliation of Shareholders’ equity from the Consolidated Statements of Condition to Common Equity Tier 1, Tier 1 and Total Regulatory Capital as well as certain selected capital ratios:
Table 11—Regulatory Capital and Ratios

(Dollars in thousands)	December 31, 2018	December 31, 2017
Shareholders’ equity	$4,489,949	$4,285,057
FHN non-cumulative perpetual preferred	(95,624)	(95,624)
Common equity	$4,394,325	$4,189,433
Regulatory adjustments:
Disallowed goodwill and other intangibles	(1,529,532)	(1,480,725)
Net unrealized (gains)/losses on securities available-for-sale	75,736	26,834
Net unrealized (gains)/losses on pension and other postretirement plans	288,768	288,227
Net unrealized (gains)/losses on cash flow hedges	12,112	7,764
Disallowed deferred tax assets	(17,637)	(69,065)
Other deductions from common equity tier 1	(70)	(313)
Common equity tier 1	$3,223,702	$2,962,155
FHN non-cumulative perpetual preferred	95,624	95,624
Qualifying noncontrolling interest—FTBNA preferred stock	246,047	257,080
Other deductions from tier 1	—	(33,381)
Tier 1 capital	$3,565,373	$3,281,478
Tier 2 capital (a)	374,744	422,276
Total regulatory capital	$3,940,117	$3,703,754
Risk-Weighted Assets
First Horizon National Corporation	$33,002,595	$33,373,877
First Tennessee Bank National Association	32,592,577	32,786,547
Average Assets for Leverage
First Horizon National Corporation	39,221,755	31,824,751
First Tennessee Bank National Association	38,381,985	31,016,187

	December 31, 2018		December 31, 2017
	Ratio	Amount	Ratio	Amount
Common Equity Tier 1
First Horizon National Corporation	9.77%	$3,223,702	8.88%	$2,962,155
First Tennessee Bank National Association	9.81	3,197,725	9.28	3,041,420
Tier 1
First Horizon National Corporation	10.80	3,565,373	9.83	3,281,478
First Tennessee Bank National Association	10.72	3,492,541	10.12	3,317,684
Total
First Horizon National Corporation	11.94	3,940,117	11.10	3,703,754
First Tennessee Bank National Association	11.32	3,689,180	10.74	3,520,670
Tier 1 Leverage
First Horizon National Corporation	9.09	3,565,373	10.31	3,281,478
First Tennessee Bank National Association	9.10	3,492,541	10.70	3,317,684
Other Capital Ratios
Total period-end equity to tangible assets	11.72		11.06
Tangible common equity to tangible assets (b)	7.15		6.57
Adjusted tangible common equity to risk weighted assets (b)	8.73		7.91
(a) 2018 reflects a reduction of $45.4 million in Tier 2 qualifying trust preferred securities which were retired during 2018.
(b) Tangible common equity to tangible assets and Adjusted tangible common equity to risk-weighted assets are non-GAAP measures and are reconciled to Total equity to total assets (GAAP) in the Non-GAAP to GAAP Reconciliation - Table 32.
Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution’s capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution’s capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution the size of FHN to qualify as well-capitalized, Common Equity Tier 1, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6.5 percent, 8 percent, 10 percent, and 5 percent, respectively. As of December 31, 2018, each of FHN and FTBNA had sufficient capital to qualify as a well-capitalized institution. For both FHN and FTBNA, regulatory capital ratios increased in 2018 relative to 2017 primarily due to the impact of net income, including the gain from the sale of FHN's remaining holdings of Visa Class B shares in third quarter 2018, less dividends declared. The increase in the ratios for FHN was partially offset by share repurchases and CBF dissenters' share cancellations during 2018. The Tier 1 leverage ratio declined for both FHNC and FTBNA as average assets for leverage in the fourth quarter of 2018 reflects the full impact of the CBF acquisition compared to only one month in fourth quarter 2017. During 2019, capital ratios are expected to remain above well-capitalized standards.

Stress Testing

The Economic Growth, Regulatory Relief, and Consumer Protection Act, along with an interagency regulatory statement effectively exempted both FHN and FTBNA from Dodd-Frank Act ("DFA") stress testing requirements starting with 2018.

For 2018, even though no longer required, FHN and FTBNA completed a stress test using DFA scenarios and requirements previously in effect. Results of these tests indicate that both FHN and FTBNA would be able to maintain capital well in excess of Basel III Adequately Capitalized standards under the hypothetical severe global recession of the 2018 DFA Severely Adverse scenario. A summary of those results was posted in the “News & Events-Stress Testing Results” section on FHN’s investor relations website on August 6, 2018. Neither FHN’s stress test posting, nor any other material found on FHN’s website generally, is part of this report or incorporated herein.

First Horizon will continue performing an annual enterprise wide stress test as part of its capital and risk management process. Results of this test will be presented to executive management and the board.

The disclosures in this “Stress Testing” section include forward-looking statements. Please refer to “Forward-Looking Statements” for additional information concerning the characteristics and limitations of statements of that type.

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
Table 12a—Issuer Purchases of Common Stock - General Authority
On January 23, 2018, FHN announced a $250 million share purchase authority with an expiration date of January 31, 2020. The program replaced an older program that was terminated at the same time with $189.7 million of remaining authority unused which was scheduled to expire on January 31, 2018. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. As of December 31, 2018, $99.4 million in purchases had been made under this authority at an average price per share of $15.47, $15.45 excluding commissions. In January 2019, FHN's board of directors amended the 2018 share purchase authority increasing it by $250 million to a total of $500 million and extending the expiration date to January 31, 2021.

(Dollar values and volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share (a)	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value that may yet be purchased under the programs
2018
October 1 to October 31	1,799	$16.00	1,799	$202,236
November 1 to November 30	846	$16.29	846	$188,466
December 1 to December 31	2,717	$13.95	2,717	$150,569
Total	5,362	$15.00	5,362
(a) Represents total costs including commissions paid
Table 12b—Issuer Purchase of Common Stock - Compensation Authority
A consolidated compensation plan share purchase program was announced on August 6, 2004. This program consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program, inclusive of a program amendment on April 24, 2006, is 29.6 million shares calculated before adjusting for stock dividends distributed through January 1, 2011. The authorization has been reduced for that portion which relates to compensation plans for which no options remain outstanding. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. As of December 31, 2018, the maximum number of shares that may be purchased under the program was 25.2 million shares. Management currently does not anticipate purchasing a material number of shares under this authority during 2019.

(Volume in thousands, except per share data)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs
2018
October 1 to October 31	1	$16.92	1	25,181
November 1 to November 30	19	$16.11	19	25,163
December 1 to December 31	—	N/A	—	25,163
Total	20	$16.15	20
N/A - Not applicable

Cancellation of Dissenters' Shares

On November 30, 2017, FHN completed its merger with CBF, which was a Delaware corporation. Under Delaware corporate law, each CBF shareholder had the right to dissent from the terms of the merger and obtain a judicial appraisal of the pre-merger value of his, her, or its CBF shares. If the dissent and appraisal process is followed to its conclusion, FHN is required by law to pay each dissenter the appraised value, entirely in cash. In 2017 certain CBF shareholders commenced the dissent and appraisal process. When the merger closed in 2017, FHN issued a total of 2,373,220 FHN common shares for those CBF shareholders in accordance with the terms of the merger agreement, but FHN set them aside for later delivery or cancellation. In April, 2018, the process reached a point where FHN canceled those set-aside shares. Cancellation resulted in a reduction in the equity consideration recorded by FHN and an increase in cash consideration of $46.0 million. The final appraisal or settlement amounts, as applicable, may differ from current estimates.

ASSET QUALITY - TREND ANALYSIS OF 2018 COMPARED TO 2017
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
Underwriting Policies and Procedures

The following sections describe each portfolio as well as general underwriting procedures for each. As economic and real estate conditions develop, enhancements to underwriting and credit policies and procedures may be necessary or desirable. Loan policies and procedures for all portfolios are reviewed by credit risk working groups and management risk committees comprised of business line managers and credit administration professionals as well as by various other reviewing bodies within FHN. Policies and procedures are approved by key executive and/or senior managers leading the applicable credit risk working groups as well as by management risk committees. The credit risk working groups and management risk committees strive to ensure that the approved policies and procedures address the associated risks and establish reasonable underwriting criteria that appropriately mitigate risk.  Policies and procedures are reviewed, revised and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review. In 2017, FHN expanded its borrower limits in association with the expansion of its overall portfolio through the acquisition of CBF.  Additionally, FHN also revised its Portfolio Concentration, Country Exposure, and Automated Clearing House limits to more appropriately align with its overall risk appetite and to provide more granularity into some of its portfolio sub segments. These changes were approved by management risk committees and the Executive and Risk Committee of the Board in order to enhance and support loan growth while also minimizing incremental credit risk.
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

FHN’s commercial lending process incorporates an RM and a PM for most commercial credits. The RM is primarily responsible for communications with the customer and maintaining the relationship, while the PM is responsible for assessing the credit quality of the borrower, beginning with the initial underwriting and continuing through the servicing period. Other specialists and the assigned RM/PM are organized into units called deal teams. Deal teams are constructed with specific job attributes that facilitate FHN’s ability to identify, mitigate, document, and manage ongoing risk. PMs and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers and the construction loan management unit specialize in loan documentation and the management of the construction lending process. FHN strives to identify problem assets early through comprehensive policies and guidelines, targeted portfolio reviews, more frequent servicing on lower rated borrowers, and an emphasis on frequent grading. For smaller commercial credits, generally $3 million or less, FHN utilizes a centralized underwriting unit in order to originate and grade small business loans more efficiently and consistently.

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

C&I
The C&I portfolio was $16.5 billion on December 31, 2018, and is comprised of loans used for general business purposes. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit. The largest geographical concentrations of balances as of December 31, 2018, are in Tennessee (36 percent), North Carolina (11 percent), Texas (6 percent), Florida (6 percent), California (6 percent), Georgia (4 percent), and South Carolina (4 percent), with no other state representing more than 3 percent of the portfolio.
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
The following table provides the composition of the C&I portfolio by industry as of December 31, 2018 and 2017. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (“NAICS”) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.
Table 13—C&I Loan Portfolio by Industry

	December 31, 2018		December 31, 2017
(Dollars in thousands)	Amount	Percent	Amount	Percent
Industry:
Finance & insurance	$2,766,041	17%	$2,859,769	18%
Loans to mortgage companies	2,023,746	12	2,099,961	13
Real estate rental & leasing (a)	1,548,903	9	1,408,299	9
Health care & social assistance	1,309,983	8	1,201,285	7
Manufacturing	1,245,230	8	1,184,861	7
Accommodation & food service	1,171,333	7	1,145,944	7
Wholesale trade	1,166,590	7	1,060,642	7
Public administration	778,497	5	705,704	4
Retail trade	765,254	5	831,790	5
Other (transportation, education, arts, entertainment, etc) (b)	3,738,751	22	3,559,018	23
Total C&I loan portfolio	$16,514,328	100%	$16,057,273	100%

(a)	Leasing, rental of real estate, equipment, and goods.

(b)	Industries in this category each comprise less than 5 percent for 2018.

Industry Concentrations
Loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. 29 percent of FHN’s C&I portfolio (Finance and insurance plus Loans to mortgage companies) could be affected by items that uniquely impact the financial services industry. Except “Finance and Insurance” and “Loans to Mortgage Companies”, as discussed below, on December 31, 2018, FHN did not have any other concentrations of C&I loans in any single industry of 10 percent or more of total loans.
Finance and Insurance
The finance and insurance component represents 17 percent of the C&I portfolio and includes TRUPS (i.e., long-term unsecured loans to bank and insurance-related businesses), loans to bank holding companies, and asset-based lending to consumer finance companies. As of December 31, 2018, asset-based lending to consumer finance companies represents approximately $1.2 billion of the finance and insurance component.
TRUPS lending was originally extended as a form of “bridge” financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking (generally less than $15 billion in total assets) and insurance institutions through FHN’s fixed income business. Origination of TRUPS lending ceased in early 2008. Individual TRUPS are re-graded at least quarterly as part of FHN’s commercial loan review process. During second quarter 2018, FHN revised the grading approach associated with the TRUPS portfolio to align with its scorecard grading methodologies which resulted in upgrades to a majority of this portfolio. The terms of these loans generally include a scheduled 30 year balloon payoff and include an option to defer interest for up to 20 consecutive quarters. As of December 31, 2018 and 2017, one TRUP relationship was on interest deferral.
During third quarter 2018, FHN sold three TRUP relationships with an unpaid principal balance ("UPB") of $55.5 million and valuation allowance of $5.0 million. Upon sale, FHN recognized a $3.8 million gain which is presented in the Non-Strategic segment within Fixed Income in the Consolidated Condensed Statement of Income. An additional TRUPS loan with a principal balance of $3.0 million and a valuation allowance of $.3 million was paid off in fourth quarter 2018. As of December 31, 2018, the UPB of trust preferred loans totaled $270.6 million ($189.8 million of bank TRUPS and $80.8 million of insurance TRUPS) with the UPB of other bank-related loans totaling $245.3 million. Inclusive of a valuation allowance on TRUPS of $20.2 million, total reserves (ALLL plus the valuation allowance) for TRUPS and other bank-related loans were $21.3 million or 4 percent of outstanding UPB.
Loans to Mortgage Companies
The balance of loans to mortgage companies was 12 percent of the C&I portfolio as of December 31, 2018, and 13 percent of the C&I portfolio as of December 31, 2017, and includes balances related to both home purchase and refinance activity. This portfolio class, which generally fluctuates with mortgage rates and seasonal factors, includes commercial lines of credit to qualified mortgage companies primarily for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Generally, lending to mortgage lenders increases when there is a decline in mortgage rates and decreases when rates rise. In 2018, 75 percent of the loans funded were home purchases and 25 percent were refinance transactions.
C&I Asset Quality Trends
Overall, the C&I portfolio trends remain strong in 2018, continuing in line with recent historical performance. The C&I ALLL increased $0.7 million from December 31, 2017, to $98.9 million as of December 31, 2018. The allowance as a percentage of period-end loans decreased to .60 percent as of December 31, 2018, from .61 percent as of December 31, 2017. Nonperforming C&I loans increased $8.6 million from December 31, 2017, to $39.8 million on December 31, 2018, primarily driven by one credit which was partially offset by payments, returns to accrual status, or other resolutions. The nonperforming loan (“NPL”) ratio increased 5 basis points from December 31, 2017, to .24 percent of C&I loans as of December 31, 2018. The 30+ delinquency ratio decreased to .06 percent as of December 31, 2018, from .19 percent as of December 31, 2017, driven by one large relationship becoming current. Net charge-offs were $11.3 million in 2018 compared to $13.1 million in 2017. The following table shows C&I asset quality trends by segment.

Table 14—C&I Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2018	2017	2016	2015	2014
Regional Bank
Period-end loans	$16,151,298	$15,639,060	$11,728,160	$10,014,752	$8,553,080
Nonperforming loans	36,888	28,086	28,619	22,793	20,627
Allowance for loan losses as of January 1	$96,850	$88,010	$72,213	$61,998	$72,310
Charge-offs	(15,492)	(17,657)	(18,196)	(17,994)	(14,832)
Recoveries	4,151	4,516	6,719	11,969	9,003
Provision/(provision credit) for loan losses	12,108	21,981	27,274	16,240	(4,483)
Allowance for loan losses as of December 31	$97,617	$96,850	$88,010	$72,213	$61,998
Accruing restructured loans	$13,001	$14,186	$20,151	$4,358	$19,214
Nonaccruing restructured loans	23,738	3,484	14,183	14,284	9,632
Total troubled debt restructurings	$36,739	$17,670	$34,334	$18,642	$28,846
30+ Delinq. % (a)	0.06%	0.19%	0.08%	0.08%	0.05%
NPL %	0.23	0.18	0.24	0.23	0.24
Net charge-offs %	0.07	0.11	0.11	0.07	0.08
Allowance / loans %	0.60%	0.62%	0.75%	0.72%	0.72%
Allowance / net charge-offs	8.61	x	7.37	x	7.67	x	11.99	x	10.63	x
Non-Strategic
Period-end loans	$363,030	$418,213	$419,927	$421,638	$454,206
Nonperforming loans	2,888	3,067	4,117	3,520	11,983
Allowance for loan losses as of January 1	$1,361	$1,388	$1,424	$5,013	$14,136
Charge-offs	—	—	(264)	(4,412)	(5,660)
Recoveries	50	52	76	1,370	663
Provision/(provision credit) for loan losses	(81)	(79)	152	(547)	(4,126)
Allowance for loan losses as of December 31	$1,330	$1,361	$1,388	$1,424	$5,013
30+ Delinq. % (a)	0.47%	—%	—%	0.02%	0.05%
NPL %	0.80	0.73	0.98	0.83	2.64
Net charge-offs %	NM	NM	0.04	0.69	1.07
Allowance / loans %	0.37%	0.33%	0.33%	0.34%	1.10%
Allowance / net charge-offs	NM	NM	7.39	x	0.47	x	1.00	x
Consolidated
Period-end loans	$16,514,328	$16,057,273	$12,148,087	$10,436,390	$9,007,286
Nonperforming loans	39,776	31,153	32,736	26,313	32,610
Allowance for loan losses as of January 1	$98,211	$89,398	$73,637	$67,011	$86,446
Charge-offs	(15,492)	(17,657)	(18,460)	(22,406)	(20,492)
Recoveries	4,201	4,568	6,795	13,339	9,666
Provision/(provision credit) for loan losses	12,027	21,902	27,426	15,693	(8,609)
Allowance for loan losses as of December 31	$98,947	$98,211	$89,398	$73,637	$67,011
Accruing restructured loans	$13,001	$14,186	$20,151	$4,358	$19,214
Nonaccruing restructured loans	23,738	3,484	14,183	14,284	9,632
Total troubled debt restructurings	$36,739	$17,670	$34,334	$18,642	$28,846
30+ Delinq. % (a)	0.06%	0.19%	0.08%	0.08%	0.05%
NPL %	0.24	0.19	0.27	0.25	0.36
Net charge-offs %	0.07	0.11	0.11	0.10	0.13
Allowance / loans %	0.60%	0.61%	0.74%	0.71%	0.74%
Allowance / net charge-offs	8.76	x	7.50	x	7.66	x	8.12	x	6.19	x
Certain previously reported amounts have been reclassified to agree with current presentation.
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

Commercial Real Estate
The CRE portfolio was $4.0 billion on December 31, 2018. The CRE portfolio includes both financings for commercial construction and nonconstruction loans. The largest geographical concentrations of balances as of December 31, 2018, are in North Carolina (31 percent), Tennessee (18 percent), Florida (14 percent), South Carolina (8 percent), Texas (6 percent), Georgia (6 percent), and Ohio (4 percent), with no other state representing more than 3 percent of the portfolio. This portfolio is segregated between the income-producing CRE class which contains loans, draws on lines and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate, and the residential CRE class. Subcategories of income CRE consist of multi-family (27 percent), retail (20 percent), office (18 percent), industrial (14 percent), hospitality (11 percent), land/land development (1 percent) and other (9 percent).
The residential CRE class includes loans to residential builders and developers for the purpose of constructing single-family homes, condominiums, and town homes, and on a limited basis, for developing residential subdivisions. Subsequent to the Capital Bank merger completed in 2017, active residential CRE lending is now primarily focused in certain core markets. Nearly all new originations are to “strategic” clients. FHN considers a “strategic” residential CRE borrower as a homebuilder who demonstrates the ability to withstand cyclical downturns, maintains active development and investment activities providing for regular financing opportunities, and is fundamentally sound as evidenced by a prudent loan structure, appropriate covenants and recourse, and capable and willing sponsors in markets with positive homebuilding and economic dynamics.
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
CRE Asset Quality Trends
The CRE portfolio had continued stable performance as of December 31, 2018. The allowance increased $2.9 million from December 31, 2017, to $31.3 million as of December 31, 2018, driven by organic loan growth. Allowance as a percentage of loans increased 11 basis points from December 31, 2017, to .78 percent as of December 31, 2018. Nonperforming loans increased $1.6 million from December 31, 2017, to $3.0 million as of December 31, 2018. Nonperforming loans as a percentage of total CRE loans increased 4 basis points from 2017 to .07 percent as of December 31, 2018. Accruing delinquencies as a percentage of period-end loans decreased to .06 percent as of December 31, 2018, from .15 percent as of December 31, 2017. FHN recognized net charge-offs of $.4 million in 2018 compared to net recoveries of $.8 million in 2017. The following table shows commercial real estate asset quality trends by segment.

Table 15—Commercial Real Estate Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2018	2017	2016	2015	2014
Regional Bank
Period-end loans	$4,030,870	$4,214,695	$2,135,523	$1,674,871	$1,273,220
Nonperforming loans	2,991	1,393	2,776	8,684	14,571
Allowance for loan losses as of January 1	$28,427	$33,852	$25,159	$18,158	$9,873
Charge-offs	(783)	(195)	(1,371)	(3,441)	(3,331)
Recoveries	312	915	1,816	1,450	3,764
Provision/(provision credit) for loan losses	3,355	(6,145)	8,248	8,992	7,852
Allowance for loan losses as of December 31	$31,311	$28,427	$33,852	$25,159	$18,158
Accruing restructured loans	$1,076	$1,125	$1,736	$5,039	$4,588
Nonaccruing restructured loans	429	1,282	1,388	3,969	6,947
Total troubled debt restructurings	$1,505	$2,407	$3,124	$9,008	$11,535
30+ Delinq. % (a)	0.06%	0.15%	0.01%	0.27%	0.14%
NPL %	0.07	0.03	0.13	0.52	1.14
Net charge-offs %	0.01	NM	NM	0.14	NM
Allowance / loans %	0.78%	0.67%	1.59%	1.50%	1.43%
Allowance / net charge-offs	66.50	x	NM	NM	12.63	x	NM
Non-Strategic
Period-end loans	$—	$—	$—	$64	$4,497
Nonperforming loans	—	—	—	—	785
Allowance for loan losses as of January 1	$—	$—	$—	$416	$730
Charge-offs	—	—	—	(109)	(410)
Recoveries	27	51	111	426	386
Provision/(provision credit) for loan losses	(27)	(51)	(111)	(733)	(290)
Allowance for loan losses as of December 31	$—	$—	$—	$—	$416
Accruing restructured loans	$—	$—	$—	$—	$3,095
Nonaccruing restructured loans	—	—	—	—	568
Total troubled debt restructurings	$—	$—	$—	$—	$3,663
30+ Delinq. % (a)	—%	—%	—%	—%	—%
NPL %	—	—	—	—	17.47
Net charge-offs %	NM	NM	NM	NM	0.41
Allowance / loans %	—%	—%	—%	—%	9.25%
Allowance / net charge-offs	NM	NM	NM	NM	16.43	x
Consolidated
Period-end loans	$4,030,870	$4,214,695	$2,135,523	$1,674,935	$1,277,717
Nonperforming loans	2,991	1,393	2,776	8,684	15,356
Allowance for loan losses as of January 1	$28,427	$33,852	$25,159	$18,574	$10,603
Charge-offs	(783)	(195)	(1,371)	(3,550)	(3,741)
Recoveries	339	966	1,927	1,876	4,150
Provision/(provision credit) for loan losses	3,328	(6,196)	8,137	8,259	7,562
Allowance for loan losses as of December 31	$31,311	$28,427	$33,852	$25,159	$18,574
Accruing restructured loans	$1,076	$1,125	$1,736	$5,039	$7,683
Nonaccruing restructured loans	429	1,282	1,388	3,969	7,515
Total troubled debt restructurings	$1,505	$2,407	$3,124	$9,008	$15,198
30+ Delinq. % (a)	0.06%	0.15%	0.01%	0.27%	0.14%
NPL %	0.07	0.03	0.13	0.52	1.20
Net charge-offs %	0.01	NM	NM	0.12	NM
Allowance / loans %	0.78%	0.67%	1.59%	1.50%	1.45%
Allowance / net charge-offs	70.47	x	NM	NM	15.03	x	NM
Certain previously reported amounts have been reclassified to agree with current presentation.
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

CONSUMER LOAN PORTFOLIOS
Consumer Real Estate
The consumer real estate portfolio was $6.2 billion on December 31, 2018, and is primarily composed of home equity lines and installment loans including restricted balances (loans consolidated under ASC 810). The largest geographical concentrations of balances as of December 31, 2018, are in Tennessee (54 percent), North Carolina (15 percent), Florida (13 percent), and California (3 percent), with no other state representing more than 3 percent of the portfolio. As of December 31, 2018, approximately 80 percent of the consumer real estate portfolio was in a first lien position. At origination, weighted average FICO score of this portfolio was 753 and refreshed FICO scores averaged 752 as of December 31, 2018, compared to 752 and 756, respectively, as of December 31, 2017. As of December 31, 2018, approximately $1.1 billion, or 17 percent, of the consumer real estate portfolio consisted of stand-alone second liens while $.2 billion, or 3 percent, were second liens whose first liens are owned or serviced by FHN. We obtain first lien performance information from third parties and through loss mitigation activities, and we place a stand-alone second lien loan on nonaccrual if we discover that there are performance issues with the first lien loan. Generally, performance of this portfolio is affected by life events that affect borrowers’ finances, the level of unemployment, and home prices.
Home equity lines of credit (“HELOCs”) comprise $1.5 billion of the consumer real estate portfolio as of December 31, 2018. FHN’s HELOCs typically have a 5 or 10 year draw period followed by a 10 or 20 year repayment period, respectively. During the draw period, a borrower is able to draw on the line and is only required to make interest payments. The line is automatically frozen if a borrower becomes 45 days or more past due on payments. Once the draw period has concluded, the line is closed and the borrower is required to make both principal and interest payments monthly until the loan matures. The principal payment generally is fully amortizing, but payment amounts will adjust when variable rates reset to reflect changes in the prime rate.
Approximately 72 percent of FHN's HELOCs were in the draw period as of December 31, 2018 and 2017. Based on when draw periods are scheduled to end per the line agreement, it is expected that $388.0 million, or 35 percent of HELOCs currently in the draw period, will enter the repayment period during the next 60 months. Delinquencies for HELOCs that have entered the repayment period are initially higher than HELOCs still in the draw period because of the increased minimum payment requirement; however, after some seasoning, performance of these loans usually begins to stabilize. The home equity lines of the consumer real estate portfolio are monitored closely for those nearing the end of the draw period and borrowers are initially being contacted at least 24 months before the repayment period begins to remind the customer of the terms of their agreement and to inform them of options. The following table shows the HELOCs currently in the draw period and expected timing of conversion to the repayment period.
Table 16—HELOC Draw To Repayment Schedule

	December 31, 2018		December 31, 2017
(Dollars in thousands)	Repayment Amount	Percent	Repayment Amount	Percent
Months remaining in draw period:
0-12	$67,523	6%	$138,333	10%
13-24	69,154	6	88,188	7
25-36	75,074	7	99,109	8
37-48	86,308	8	96,997	7
49-60	90,018	8	105,753	8
>60	715,390	65	792,723	60
Total	$1,103,467	100%	$1,321,103	100%

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

Consumer Real Estate Asset Quality Trends
Overall, performance of the consumer real estate portfolio remained strong in 2018 despite deterioration of some metrics compared to prior year. The non-strategic segment is a run-off portfolio and while the absolute dollars of delinquencies and nonaccruals declined compared to December 31, 2017, 30+ accruing delinquencies and nonperforming loans ratios deteriorated. That trend of increasing deterioration of ratios in the non-strategic segment is likely to continue and may become more skewed as the portfolio shrinks unevenly, with stronger borrowers exiting the portfolio more rapidly than others. The ALLL decreased $13.4 million from December 31, 2017, to $26.4 million as of December 31, 2018, with the majority of the decline attributable to the non-strategic segment. The balance of nonperforming loans increased $11.2 million to $82.6 million on December 31, 2018. Loans delinquent 30 or more days and still accruing increased from $41.5 million as of December 31, 2017, to $46.5 million as of December 31, 2018. The portfolio realized net recoveries of $10.3 million in 2018 compared to net recoveries of $9.6 million in 2017. The following table shows consumer real estate asset quality trends by segment.

Table 17—Consumer Real Estate Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2018	2017	2016	2015	2014
Regional Bank
Period-end loans	$5,844,778	$5,885,953	$3,713,321	$3,528,126	$3,384,746
Nonperforming loans	39,080	22,678	18,865	23,935	28,953
Allowance for loan losses as of January 1	$18,859	$20,077	$29,156	$32,180	$31,474
Charge-offs	(4,609)	(3,491)	(5,346)	(8,414)	(10,780)
Recoveries	4,026	4,342	4,863	4,660	3,551
Provision/(provision credit) for loan losses	(3,797)	(2,069)	(8,596)	730	7,935
Allowance for loan losses as of December 31	$14,479	$18,859	$20,077	$29,156	$32,180
Accruing restructured loans	$30,146	$31,970	$36,784	$36,912	$40,841
Nonaccruing restructured loans	17,334	12,405	10,694	13,723	14,229
Total troubled debt restructurings	$47,480	$44,375	$47,478	$50,635	$55,070
30+ Delinq. % (a)	0.58%	0.40%	0.48%	0.52%	0.57%
NPL %	0.67	0.39	0.51	0.68	0.86
Net charge-offs %	0.01	NM	0.01	0.11	0.22
Allowance / loans %	0.25%	0.32%	0.54%	0.83%	0.95%
Allowance / net charge-offs	24.77	x	NM	41.63	x	7.77	x	4.45	x
Non-Strategic
Period-end loans	$404,738	$593,289	$880,858	$1,251,059	$1,663,325
Nonperforming loans	43,568	48,809	63,947	87,157	91,679
Allowance for loan losses as of January 1	$20,964	$31,347	$51,506	$80,831	$95,311
Charge-offs	(4,748)	(9,665)	(16,647)	(21,654)	(34,611)
Recoveries	15,640	18,381	18,856	19,235	19,273
Provision/(provision credit) for loan losses	(19,896)	(19,099)	(22,368)	(26,906)	858
Allowance for loan losses as of December 31	$11,960	$20,964	$31,347	$51,506	$80,831
Accruing restructured loans	$41,125	$54,702	$68,217	$67,942	$71,389
Nonaccruing restructured loans	29,829	29,818	37,765	47,107	46,766
Total troubled debt restructurings	$70,954	$84,520	$105,982	$115,049	$118,155
30+ Delinq. % (a)	3.07%	3.06%	2.76%	2.34%	2.17%
NPL %	10.76	8.23	7.26	6.97	5.51
Net charge-offs %	NM	NM	NM	0.17	0.82
Allowance / loans %	2.95%	3.53%	3.56%	4.12%	4.86%
Allowance / net charge-offs	NM	NM	NM	21.29	x	5.27	x
Consolidated
Period-end loans	$6,249,516	$6,479,242	$4,594,179	$4,779,185	$5,048,071
Nonperforming loans	82,648	71,487	82,812	111,092	120,632
Allowance for loan losses as of January 1	$39,823	$51,424	$80,662	$113,011	$126,785
Charge-offs	(9,357)	(13,156)	(21,993)	(30,068)	(45,391)
Recoveries	19,666	22,723	23,719	23,895	22,824
Provision/(provision credit) for loan losses	(23,693)	(21,168)	(30,964)	(26,176)	8,793
Allowance for loan losses as of December 31	$26,439	$39,823	$51,424	$80,662	$113,011
Accruing restructured loans	$71,271	$86,672	$105,001	$104,854	$112,230
Nonaccruing restructured loans	47,163	42,223	48,459	60,830	60,995
Total troubled debt restructurings	$118,434	$128,895	$153,460	$165,684	$173,225
30+ Delinq. % (a)	0.74%	0.64%	0.92%	1.00%	1.10%
NPL %	1.32	1.10	1.80	2.32	2.39
Net charge-offs %	NM	NM	NM	0.13	0.43
Allowance / loans %	0.42%	0.61%	1.12%	1.69%	2.24%
Allowance / net charge-offs	NM	NM	NM	13.07	x	5.01	x
Certain previously reported amounts have been reclassified to agree with current presentation.
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

Permanent Mortgage
The permanent mortgage portfolio was $.2 billion on December 31, 2018. This portfolio is primarily composed of jumbo mortgages and one-time-close (“OTC”) completed construction loans in the non-strategic segment that were originated through legacy businesses. The corporate segment includes loans that were previously included in off-balance sheet proprietary securitization trusts. These loans were brought back into the loan portfolios at fair value through the execution of cleanup calls due to the relatively small balances left in the securitization and should continue to run-off. Approximately 27 percent of loan balances as of December 31, 2018, are in California, but the remainder of the portfolio is somewhat geographically diverse. Non-strategic and corporate segment run-off primarily contributed to the $65.4 million decrease in permanent mortgage period-end balances from December 31, 2017, to December 31, 2018.
Permanent Mortgage Asset Quality Trends
The permanent mortgage portfolios within the non-strategic and corporate segments are run-off portfolios. As a result, asset quality metrics are becoming skewed as the portfolio shrinks and some of the stronger borrowers payoff or refinance elsewhere. The ALLL decreased $2.1 million as of December 31, 2018, from $13.1 million as of December 31, 2017. TDR reserves (which are estimates of losses for the expected life of the loan) comprise 86 percent of the ALLL for the permanent mortgage portfolio as of December 31, 2018. Consolidated accruing delinquencies decreased $.2 million from December 31, 2017 to $7.1 million as of December 31, 2018. Nonperforming loans decreased $4.7 million from December 31, 2017, to $21.7 million as of December 31, 2018. The portfolio experienced net recoveries of $.9 million in 2018 compared to net recoveries of $.3 million in 2017. The following table shows permanent mortgage asset quality trends by segment.

Table 18—Permanent Mortgage Asset Quality Trends by Segment

	December 31
(Dollars in thousands)	2018	2017	2016	2015		2014
Regional Bank
Period-end loans	$3,988	$5,427	$6,546	$8,495		$10,852
Nonperforming loans	346	427	393	443		503
Allowance for loan losses as of January 1	$80	$148	$92	$167		$245
Charge-offs	—	—	—	(14)		(19)
Recoveries	—	—	—	—		—
Provision/(provision credit) for loan losses	(4)	(68)	56	(61)		(59)
Allowance for loan losses as of December 31	$76	$80	$148	$92		$167
Accruing restructured loans	$684	$615	$563	$720		$1,254
Nonaccruing restructured loans	249	326	315	364		—
Total troubled debt restructurings	$933	$941	$878	$1,084		$1,254
30+ Delinq. % (a)	7.32%	7.62%	8.43%	5.17%		5.75%
NPL %	8.69	7.86	6.00	5.21		4.64
Net charge-offs %	—	—	—	0.15		0.16
Allowance / loans %	1.90%	1.48%	2.25%	1.08%		1.54%
Allowance / net charge-offs	NM	NM	NM	6.54	x	8.88	x
Corporate
Period-end loans	$39,221	$53,556	$71,380	$97,450		$135,538
Nonperforming loans	1,707	2,157	1,186	1,677		3,045
Allowance for loan losses as of December 31 (b)	N/A	N/A	N/A	N/A		N/A
Accruing restructured loans	$2,557	$3,637	$3,792	$3,992		$5,494
Nonaccruing restructured loans	—	—	—	—		—
Total troubled debt restructurings	$2,557	$3,637	$3,792	$3,992		$5,494
30+ Delinq. % (a)	4.37%	3.98%	4.37%	2.92%		2.32%
NPL %	4.35	4.03	1.66	1.72		2.25
Allowance / loans % (b)	N/A	N/A	N/A	N/A		N/A
Non-Strategic
Period-end loans	$179,239	$228,837	$274,772	$335,511		$392,571
Nonperforming loans	19,657	23,806	25,602	29,532		30,530
Allowance for loan losses as of January 1	$13,033	$15,074	$18,807	$18,955		$22,246
Charge-offs	(477)	(2,179)	(1,591)	(3,127)		(5,872)
Recoveries	1,421	2,509	2,403	1,687		2,314
Provision/(provision credit) for loan losses	(3,053)	(2,371)	(4,545)	1,292		267
Allowance for loan losses as of December 31	$10,924	$13,033	$15,074	$18,807		$18,955
Accruing restructured loans	$53,240	$64,102	$71,896	$78,719		$84,701
Nonaccruing restructured loans	14,116	16,114	17,360	18,666		22,010
Total troubled debt restructurings	$67,356	$80,216	$89,256	$97,385		$106,711
30+ Delinq. % (a)	2.87%	2.12%	2.29%	1.88%		1.40%
NPL %	10.97	10.40	9.32	8.80		7.78
Net charge-offs %	NM	NM	NM	0.40		0.83
Allowance / loans %	6.10%	5.70%	5.49%	5.61%		4.83%
Allowance / net charge-offs	NM	NM	NM	13.07	x	5.32	x
Consolidated
Period-end loans	$222,448	$287,820	$352,698	$441,456		$538,961
Nonperforming loans	21,710	26,390	27,181	31,652		34,078
Allowance for loan losses as of January 1	$13,113	$15,222	$18,899	$19,122		$22,491
Charge-offs	(477)	(2,179)	(1,591)	(3,141)		(5,891)
Recoveries	1,421	2,509	2,403	1,687		2,314
Provision/(provision credit) for loan losses	(3,057)	(2,439)	(4,489)	1,231		208
Allowance for loan losses as of December 31	$11,000	$13,113	$15,222	$18,899		$19,122
Accruing restructured loans	$56,481	$68,354	$76,251	$83,431		$91,449
Nonaccruing restructured loans	14,365	16,440	17,675	19,030		22,010
Total troubled debt restructurings	$70,846	$84,794	$93,926	$102,461		$113,459
30+ Delinq. % (a)	3.21%	2.57%	2.83%	2.17%		1.72%
NPL %	9.76	9.17	7.71	7.17		6.32
Net charge-offs %	NM	NM	NM	0.30		0.60
Allowance / loans %	4.95%	4.56%	4.32%	4.28%		3.55%
Allowance / net charge-offs	NM	NM	NM	13.00	x	5.34	x
Certain previously reported amounts have been reclassified to agree with current presentation.
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

(b)	An allowance has not been established for these loans as the valuation adjustment taken upon exercise of clean-up calls included expected losses.

Credit Card and Other
The credit card and other portfolio, which is primarily within the regional banking segment, was $.5 billion as of December 31, 2018, and primarily includes automobile loans, credit card receivables, and other consumer-related credits. The automobile loans, presented in the non-strategic segment, are a run-off portfolio of indirect auto loans acquired through the CBF acquisition. As a result, asset quality metrics within this portfolio may become skewed as the auto loan portfolio continues to shrink. The allowance increased to $12.7 million as of December 31, 2018, from $10.0 million as of December 31, 2017. Loans 30 days or more delinquent and accruing increased $.7 million from December 31, 2017, to $8.4 million as of December 31, 2018. In 2018, FHN recognized $15.6 million of net charge-offs in the credit card and other portfolio, compared to net charge-offs of $10.1 million in 2017. The following table shows credit card and other asset quality trends by segment.

Table 19—Credit Card and Other Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2018	2017 (b)	2016	2015	2014
Regional Bank
Period-end loans	$432,531	$439,745	$351,198	$344,405	$345,859
Nonperforming loans	34	75	—	620	—
Allowance for loan losses as of January 1	$9,894	$11,995	$10,966	$14,310	$7,125
Charge-offs	(14,143)	(12,736)	(13,983)	(15,542)	(13,781)
Recoveries	3,227	2,905	3,297	3,555	3,026
Provision/(provision credit) for loan losses	13,617	7,730	11,715	8,643	17,940
Allowance for loan losses as of December 31	$12,595	$9,894	$11,995	$10,966	$14,310
Accruing restructured loans	$658	$564	$274	$314	$406
Nonaccruing restructured loans	—	—	—	—	—
Total troubled debt restructurings	$658	$564	$274	$314	$406
30+ Delinq. % (a)	0.89%	0.76%	1.16%	1.07%	1.38%
NPL %	0.01	0.02	—	0.18	—
Net charge-offs %	2.55	2.67	3.05	3.51	3.22
Allowance / loans %	2.91%	2.25%	3.42%	3.18%	4.14%
Allowance / net charge-offs	1.15	x	1.01	x	1.12	x	0.91	x	1.33	x
Non-Strategic
Period-end loans	$85,839	$180,154	$7,835	$10,131	$12,272
Nonperforming loans	590	121	142	737	763
Allowance for loan losses as of January 1	$87	$177	$919	$420	$359
Charge-offs	(5,545)	(471)	(241)	(1,149)	(1,150)
Recoveries	812	210	324	298	105
Provision/(provision credit) for loan losses	4,778	171	(825)	1,350	1,106
Allowance for loan losses as of December 31	$132	$87	$177	$919	$420
Accruing restructured loans	$37	$29	$32	$63	$127
Nonaccruing restructured loans	—	—	—	—	—
Total troubled debt restructurings	$37	$29	$32	$63	$127
30+ Delinq. % (a)	5.35%	2.41%	1.73%	1.47%	2.48%
NPL %	0.69	0.07	1.82	7.28	6.22
Net charge-offs %	3.78	3.82	NM	7.75	7.37
Allowance / loans %	0.15%	0.05%	2.26%	9.07%	3.43%
Allowance / net charge-offs	0.03	x	0.33	x	NM	1.08	x	0.40	x
Consolidated
Period-end loans	$518,370	$619,899	$359,033	$354,536	$358,131
Nonperforming loans	624	196	142	1,357	763
Allowance for loan losses as of January 1	$9,981	$12,172	$11,885	$14,730	$7,484
Charge-offs	(19,688)	(13,207)	(14,224)	(16,691)	(14,931)
Recoveries	4,039	3,115	3,621	3,853	3,131
Provision/(provision credit) for loan losses	18,395	7,901	10,890	9,993	19,046
Allowance for loan losses as of December 31	$12,727	$9,981	$12,172	$11,885	$14,730
Accruing restructured loans	$695	$593	$306	$377	$533
Nonaccruing restructured loans	—	—	—	—	—
Total troubled debt restructurings	$695	$593	$306	$377	$533
30+ Delinq. % (a)	1.63%	1.24%	1.17%	1.08%	1.42%
NPL %	0.12	0.03	0.04	0.38	0.21
Net charge-offs %	2.83	2.69	2.95	3.64	3.39
Allowance / loans %	2.46%	1.61%	3.39%	3.35%	4.11%
Allowance / net charge-offs	0.81	x	0.99	x	1.15	x	0.93	x	1.25	x
Certain previously reported amounts have been reclassified to agree with current presentation.
NM—Not meaningful
Loans are expressed net of unearned income.

(a)	30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.

(b)	In 3Q18, the acquired CBF indirect auto portfolio was retrospectively re-classed through 4Q17 from the Regional Banking segment to the Non-Strategic segment.

Allowance for Loan Losses
Management’s policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The total allowance for loan losses decreased to $180.4 million on December 31, 2018, from $189.6 million on December 31, 2017. The ALLL as of December 31, 2018, reflects strong asset quality with the consumer real estate portfolio continuing to stabilize, historically low levels of net charge-offs, and declining non-strategic balances. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to .66 percent on December 31, 2018, from .69 percent on December 31, 2017.
The provision for loan losses is the charge to or release of earnings necessary to maintain the ALLL at a sufficient level reflecting management’s estimate of probable incurred losses in the loan portfolio. Provision expense was $7.0 million in 2018, which was primarily driven by charge-offs associated with two credits within the C&I portfolio partially offset by a release in reserves, compared to zero in 2017. The provision in 2018 was favorably affected by historically lower net charge-offs which continue to drive lower loss rates.
FHN expects asset quality trends to remain relatively stable for the near term if the growth of the economy continues. The C&I portfolio is expected to continue to show stable trends but short-term variability (both positive and negative) is possible, primarily due to the size of the credits within this portfolio. The CRE portfolio metrics should be relatively consistent as FHN expects stable property values over the near term; however, oversupply of any CRE product type, changes in the lending environment, or economic uncertainty could result in decreased property values (which could happen abruptly). The remaining non-strategic consumer real estate and permanent mortgage portfolios should continue to steadily wind down. Asset quality metrics within non-strategic are becoming skewed as the portfolio continues to shrink, with stronger credits exiting the portfolio more rapidly than others. Continued stabilization in performance of the consumer real estate portfolio assumes an ongoing positive economic outlook as consumer delinquency and loss rates are correlated with life events that affect borrowers' finances, unemployment trends, and strength of the housing market.
Consolidated Net Charge-offs
Overall, net charge-offs continue to be at historical lows. Net charge-offs were $16.1 million in 2018 compared to $12.5 million in 2017.
The commercial portfolio experienced $11.7 million of net charge-offs in 2018 compared to $12.3 million in 2017. In addition, the consumer portfolio experienced $4.4 million of net charge-offs in 2018 compared to $.2 million in 2017. The net increase in consumer portfolio net charge-offs was driven by the credit card and other portfolio.

The following table provides consolidated asset quality information for the years 2014 through 2018:

Table 20—Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	2018		2017		2016		2015		2014
Allowance for loan losses:
Beginning balance	$189,555		$202,068		$210,242		$232,448		$253,809
Provision for loan losses	7,000		—		11,000		9,000		27,000
Charge-offs:
Commercial, financial, and industrial	15,492		17,657		18,460		22,406		20,492
Commercial real estate	783		195		1,371		3,550		3,741
Consumer real estate	9,357		13,156		21,993		30,068		45,391
Permanent mortgage	477		2,179		1,591		3,141		5,891
Credit card and other	19,688		13,207		14,224		16,691		14,931
Total charge-offs	45,797		46,394		57,639		75,856		90,446
Recoveries:
Commercial, financial, and industrial	4,201		4,568		6,795		13,339		9,666
Commercial real estate	339		966		1,927		1,876		4,150
Consumer real estate	19,666		22,723		23,719		23,895		22,824
Permanent mortgage	1,421		2,509		2,403		1,687		2,314
Credit card and other	4,039		3,115		3,621		3,853		3,131
Total recoveries	29,666		33,881		38,465		44,650		42,085
Net charge-offs	16,131		12,513		19,174		31,206		48,361
Ending balance	$180,424		$189,555		$202,068		$210,242		$232,448
Reserve for unfunded commitments	7,618		5,079		5,312		5,926		4,770
Total of allowance for loan losses and reserve for unfunded commitments	$188,042		$194,634		$207,380		$216,168		$237,218
Loans and commitments:
Total period end loans, net of unearned income	$27,535,532		$27,658,929		$19,589,520		$17,686,502		$16,230,166
Remaining unfunded commitments	$10,884,975		$10,678,485		$8,744,649		$7,903,294		$7,231,879
Average loans, net of unearned income	$27,213,828		$20,104,042		$18,303,870		$16,624,439		$15,520,972
Reserve Rates
Total commercial loans
Allowance/loans % (a)	0.63%		0.62%		0.86%		0.82%		0.83%
Period end loans % of total loans	74		73		73		68		63
Consumer real estate
Allowance/loans % (a)	0.42		0.61		1.12		1.69		2.24
Period end loans % of total loans	23		23		23		27		31
Permanent mortgage
Allowance/loans %	4.95		4.56		4.32		4.28		3.55
Period end loans % of total loans	1		1		2		2		3
Credit card and other
Allowance/loans % (a)	2.46		1.61		3.39		3.35		4.11
Period end loans % of total loans	2		2		2		2		2
Allowance and net charge-off ratios
Allowance to total loans % (a)	0.66		0.69		1.03		1.19		1.43
Net charge-offs to average loans %	0.06		0.06		0.10		0.19		0.31
Allowance to net charge-offs	11.18	x	15.15	x	10.54	x	6.74	x	4.81	x
Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	2017 decrease in allowance to loans reflects the addition of loans acquired from CBF at fair value which includes an estimate of life of loan credit losses.

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
Total nonperforming assets (including NPLs HFS) decreased to $175.5 million on December 31, 2018, from $177.2 million on December 31, 2017. The nonperforming assets ratio (nonperforming assets excluding NPLs HFS to total period-end loans plus OREO and other assets) was .62 percent as of December 31, 2018, compared to .61 percent as of December 31, 2017.
The ratio of the ALLL to NPLs in the loan portfolio was 1.22 times as of December 31, 2018, compared to 1.45 times as of December 31, 2017. Certain nonperforming loans in both the commercial and consumer portfolios are deemed collateral-dependent and are charged down to an estimate of collateral value less costs to sell. Because loss content has been recognized through a partial charge-off, typically reserves are not recorded.

Table 21—Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures (a)

	December 31
(Dollars in thousands)	2018		2017		2016		2015		2014
Commercial:
Commercial, financial, and industrial	$39,776		$31,153		$32,736		$26,313		$32,610
Commercial real estate	2,991		1,393		2,776		8,684		15,356
Total commercial	42,767		32,546		35,512		34,997		47,966
Consumer:
Consumer real estate	82,648		71,487		82,812		111,092		120,632
Permanent mortgage	21,710		26,390		27,181		31,652		34,078
Credit card & other	624		196		142		1,357		763
Total consumer	104,982		98,073		110,135		144,101		155,473
Total nonperforming loans (b) (c)	147,749		130,619		145,647		179,098		203,439
Nonperforming loans held-for-sale (c)	5,328		6,971		7,741		7,846		7,643
Foreclosed real estate and other assets	22,387		39,566		11,235		24,977		30,430
Foreclosed real estate from GNMA loans	2,903		3,816		5,002		8,086		9,492
Total foreclosed real estate and other assets	25,290		43,382		16,237		33,063		39,922
Total nonperforming assets (c) (d)	$175,464		$177,156		$164,623		$211,921		$241,512
Troubled debt restructurings (e):
Accruing restructured loans	$142,524		$170,930		$203,445		$198,059		$231,109
Nonaccruing restructured loans (c) (f)	85,695		63,429		81,705		98,113		100,152
Total troubled debt restructurings (e)	$228,219		$234,359		$285,150		$296,172		$331,261
Ratios:
Allowance to nonperforming loans in the loan portfolio (c)	1.22	x	1.45	x	1.39	x	1.17	x	1.14	x

(a)
Balances do not include PCI loans even though the customer may be contractually past due. PCI loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the loan.

(b)	Under the original terms of the loans, estimated interest income would have been approximately $9 million, $10 million, and $8 million during 2018, 2017 and 2016, respectively.

(c)	Excludes loans that are 90 or more days past due and still accruing interest.

(d)	Balances do not include PCI loans or government-insured foreclosed real estate.

(e)	Excludes TDRs that are classified as held-for-sale nearly all of which are accounted for under the fair value option.

(f)	Amounts also included in nonperforming loans above.

The following table provides nonperforming assets by business segment:

Table 22—Nonperforming Assets by Segment

	December 31
(Dollars in thousands)	2018	2017	2016	2015	2014
Nonperforming loans (a) (b)
Regional bank	$81,046	$54,816	$51,839	$58,152	$67,699
Non-strategic	66,703	75,803	93,808	120,946	135,740
Consolidated	$147,749	$130,619	$145,647	$179,098	$203,439
Foreclosed real estate (c)
Regional bank	$18,535	$34,679	$5,081	$16,298	$20,451
Non-strategic	3,852	4,887	6,154	8,679	9,979
Consolidated	$22,387	$39,566	$11,235	$24,977	$30,430
Nonperforming Assets (a) (b) (c)
Regional bank	$99,581	$89,495	$56,920	$74,450	$88,150
Non-strategic	70,555	80,690	99,962	129,625	145,719
Consolidated	$170,136	$170,185	$156,882	$204,075	$233,869
NPL %
Regional bank	0.31%	0.21%	0.29%	0.36%	0.48%
Non-strategic	6.46%	5.34%	5.92%	5.99%	5.37%
Consolidated	0.54%	0.47%	0.74%	1.01%	1.25%
NPA % (d)
Regional bank	0.38%	0.34%	0.32%	0.47%	0.64%
Non-strategic	6.81%	5.66%	6.29%	6.39%	5.74%
Consolidated	0.62%	0.61%	0.80%	1.15%	1.44%

(a)	Excludes loans that are 90 or more days past due and still accruing interest.

(b)	Excludes loans classified as held-for-sale.

(c)
Excludes foreclosed real estate and receivables related to government insured mortgages of $3.1 million, $5.2 million, $6.6 million, $9.0 million, and $9.5 million during 2018, 2017, 2016, 2015, and 2014, respectively.

(d)	Ratio is non-performing assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

The following table provides an activity rollforward of OREO balances for December 31, 2018 and 2017. The balance of OREO, exclusive of inventory from government insured mortgages, decreased to $22.4 million as of December 31, 2018, from $39.6 million as of December 31, 2017, driven by the sale of OREO, primarily those acquired from CBF. Moreover, property values have stabilized which also affects the balance of OREO.

Table 23—Rollforward of OREO

(Dollars in thousands)	2018	2017
Beginning balance, January 1	$39,566	$11,235
Valuation adjustments	(2,599)	(996)
New foreclosed property	12,148	6,340
Acquired foreclosed property	—	33,928
Disposals	(26,728)	(10,941)
Ending balance, December 31 (a)	$22,387	$39,566

(a)	Excludes OREO and receivables related to government insured mortgages of $3.1 million and $5.2 million as of December 31, 2018 and 2017, respectively.

Past Due Loans and Potential Problem Assets
Past due loans are loans contractually past due as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio that are 90 days or more past due and still accruing were $32.5 million on December 31, 2018, compared to $41.6 million on December 31, 2017. The decrease was due in large part to one relationship, which is a purchased credit-impaired loan. Loans 30 to 89 days past due decreased to $42.7 million on December 31, 2018, from $50.9 million on December 31, 2017.
Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower’s ability to comply with present repayment terms and includes loans past due 90 days or more and still accruing. This definition is believed to be substantially consistent with the standards established by the OCC for loans classified as substandard. Potential problem assets in the loan portfolio were $317.0 million on December 31, 2018, compared to $327.2 million on December 31, 2017. The decrease year-over-year in potential problem assets was due to a net decrease in classified commercial loans within the C&I portfolio. The current expectation of losses from potential problem assets has been included in management’s analysis for assessing the adequacy of the allowance for loan losses.
Table 24—Accruing Delinquencies and Other Credit Disclosures

	December 31
(Dollars in thousands)	2018	2017	2016	2015	2014
Loans past due 90 days or more and still accruing (a) (b):
Commercial:
Commercial, financial, and industrial	$1,775	$19,654	$257	$1,083	$770
Commercial real estate	1,752	2,051	—	161	115
Total commercial	3,527	21,705	257	1,244	885
Consumer:
Consumer real estate	22,246	14,433	16,110	16,668	16,695
Permanent mortgage	4,562	3,460	5,428	3,991	5,640
Credit card & other	2,126	1,970	1,590	1,398	2,025
Total consumer	28,934	19,863	23,128	22,057	24,360
Total loans past due 90 days or more and still accruing (a) (b)	$32,461	$41,568	$23,385	$23,301	$25,245

Loans 30 to 89 days past due	$42,703	$50,884	$42,570	$50,896	$50,531
Loans 30 to 89 days past due - guaranteed (c)	82	85	89	—	175
Loans held-for-sale 30 to 89 days past due (b)	5,790	13,419	6,462	7,133	6,895
Loans held-for-sale 30 to 89 days past due - guaranteed portion (b) (c)	4,848	5,975	6,248	7,133	6,013
Loans held-for-sale 90 days past due (b)	7,368	10,885	14,868	17,230	25,455
Loans held-for-sale 90 days past due - guaranteed portion (b) (c)	7,237	9,451	14,657	17,131	24,255
Potential problem assets (d)	$316,952	$327,214	$290,354	$208,706	$267,797

(a)	Excludes loans classified as held-for-sale.

(b)	Amounts are not included in nonperforming/nonaccrual loans.

(c)	Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.

(d)	Includes past due loans.

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
On December 31, 2018 and December 31, 2017, FHN had $228.2 million and $234.4 million portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $27.7 million and $37.3 million, or 12 and 16 percent of TDR balances, as of December 31, 2018 and December 31, 2017, respectively. Additionally, FHN had $57.8 million and $63.2 million of HFS loans classified as TDRs as of December 31, 2018 and December 31, 2017, respectively. Total held-to-maturity TDRs decreased by $6.1 million with the decline attributable to permanent mortgage and consumer real estate partially offset by an increase in commercial.

The following table provides a summary of TDRs for the periods ended December 31, 2018 and 2017:
Table 25—Troubled Debt Restructurings

(Dollars in thousands)	As of December 31, 2018	As of December 31, 2017
Held-to-maturity:
Permanent mortgage:
Current	$54,114	$63,891
Delinquent	2,367	4,463
Non-accrual (a)	14,365	16,440
Total permanent mortgage	70,846	84,794
Consumer real estate:
Current	68,960	84,697
Delinquent	2,311	1,975
Non-accrual (b)	47,163	42,223
Total consumer real estate	118,434	128,895
Credit card and other:
Current	665	544
Delinquent	30	49
Non-accrual	—	—
Total credit card and other	695	593
Commercial loans:
Current	13,246	15,311
Delinquent	831	—
Non-accrual	24,167	4,766
Total commercial loans	38,244	20,077
Total held-to-maturity	$228,219	$234,359
Held-for-sale:
Current	$42,574	$43,455
Delinquent	10,041	13,269
Non-accrual	5,209	6,515
Total held-for-sale	57,824	63,239
Total troubled debt restructurings	$286,043	$297,598

(a)	Balances as of December 31, 2018 and 2017, include $3.6 million and $5.1 million, respectively, of discharged bankruptcies.

(b)	Balances as of December 31, 2018 and 2017, include $13.0 million and $13.4 million, respectively, of discharged bankruptcies.

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
FHN is exposed to market risk related to the trading securities inventory and loans held-for-sale maintained by its Fixed Income division in connection with its fixed income distribution activities. Various types of securities inventory positions are procured for distribution to customers by the sales staff. When these securities settle on a delayed basis, they are considered forward contracts. Refer to the "Determination of Fair Value - Trading securities and trading liabilities" section of Note 24 - Fair Value of Assets and Liabilities beginning on page 169 of this report, which section is incorporated into this MD&A by this reference.

FHN’s market risk appetite is approved by the Executive & Risk Committee of the Board of Directors and executed through management policies and procedures of ALCO and the FTN Financial Risk Committee. These policies contain various market risk limits including, for example, overall balance sheet size limits for Fixed Income, VaR limits for the trading securities inventory, and individual position limits and sector limits for products with credit risk, among others. Risk measures are computed and reviewed on a daily basis to ensure compliance with market risk management policies.

VaR and Stress Testing
VaR is a statistical risk measure used to estimate the potential loss in value from adverse market movements over an assumed fixed holding period within a stated confidence level. FHN employs a model to compute daily VaR measures for its trading securities inventory. FHN computes VaR using historical simulation with a 1-year lookback period at a 99 percent confidence level and 1-day and 10-day time horizons. Additionally, FHN computes a Stressed VaR ("SVaR") measure. The SVaR computation uses the same model but with model inputs reflecting historical data from a continuous 12-month period that reflects a period of significant financial stress appropriate for our trading securities portfolio.

A summary of FHN's VaR and SVaR measures for 1-day and 10-day time horizons is as follows:
Table 26—VaR and SVaR Measures

	Year Ended December 31, 2018			As of December 31, 2018
(Dollars in thousands)	Mean	High	Low
1-day
VaR	$1,728	$2,660	$1,148	$1,878
SVaR	9,191	11,918	6,576	8,881
10-day
VaR	3,735	5,124	2,601	3,258
SVaR	24,762	32,343	16,257	21,621

	Year Ended December 31, 2017			As of December 31, 2017
(Dollars in thousands)	Mean	High	Low
1-day
VaR	$1,529	$3,310	$521	$1,287
SVaR	4,704	8,301	1,775	6,230
10-day
VaR	3,560	8,039	870	3,059
SVaR	15,511	28,232	4,916	19,813

FHN’s overall VaR measure includes both interest rate risk and credit spread risk. Separate measures of these component risks are as follows:
Table 27—Schedule of Risks Included in VaR

	As of December 31, 2018		As of December 31, 2017
(Dollars in thousands)	1-day	10-day	1-day	10-day
Interest rate risk	$618	$1,514	$930	$2,084
Credit spread risk	394	596	305	471

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

Net interest income and the value of equity are affected by changes in the level of market interest rates because of the differing repricing characteristics of assets and liabilities, the exercise of prepayment options held by loan customers, the early withdrawal options held by deposit customers, and changes in the basis between and changing shapes of the various yield curves used to price assets and liabilities. To isolate the repricing, basis, option, and yield curve components of overall interest rate risk, FHN employs Gap, Earnings at Risk, and Economic Value of Equity analyses generated by a balance sheet simulation model.
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
Based on a static balance sheet as of December 31, 2018, NII exposures over the next 12 months assuming rate shocks of plus 25 basis points, 50 basis points, 100 basis points, and 200 basis points are estimated to have favorable variances of .6 percent, 1.1 percent, 2.5 percent, and 4.5 percent, respectively compared to base NII. A steepening yield curve scenario where long-term rates increase by 50 basis points and short-term rates are static, results in a favorable NII variance of 1.2 percent. A flattening yield curve scenario where long-term rates decrease by 50 basis points and short-term rates are static, results in an unfavorable NII variance of .5 percent. Rate shocks of minus 25 basis points and 50 basis points result in unfavorable NII variances of .5 percent and 1.6 percent. These hypothetical scenarios are used to create a risk measurement framework, and do not necessarily represent management’s current view of future interest rates or market developments.
During the past few years, the movement of short-term interest rates higher after a prolonged period of very low interest rates has had an overall positive effect on FHN's NII and NIM. More recently however, competitive pressures have caused FHN’s deposit costs to rise faster than the long-term “through the cycle” assumptions made in its simulation model. Of the many assumptions made in its simulation model, deposit pricing and deposit mix are two that can have a meaningful impact on measured results. For example, in the analysis presented above, interest bearing deposit rates are assumed to increase by 65 basis points in the +100 basis point scenario. If interest bearing deposit costs were to increase 5 percent more than currently assumed in the +100 basis point scenario, the 2.5 percent favorable variance in NII disclosed above for that scenario would decline to a 1.5 percent favorable variance. Similarly, in each interest rate scenario, management makes assumptions about the balance sheet’s deposit mix. In the +100 basis point scenario it is assumed that an additional $750 million moves from non-interest bearing accounts to market rate accounts as compared to the migration assumed in the base case scenario. If that amount were to increase to $1 billion, the 2.5 percent favorable variance in NII disclosed above for that scenario would decline to 2.0 percent.
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

CAPITAL RISK MANAGEMENT AND ADEQUACY
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
While the Credit Risk function oversees FHN’s credit risk management, there is significant coordination between the business lines and the Credit Risk function in order to manage FHN’s credit risk and maintain strong asset quality. The Credit Risk function recommends portfolio, industry/sector, and individual customer limits to the Executive & Risk Committee of the Board for approval. Adherence to these approved limits is vigorously monitored by Credit Risk which provides recommendations to slow or cease lending to the business lines as commitments near established lending limits. Credit Risk also ensures subject matter experts are providing oversight, support and credit approvals, particularly in the specialty lending areas where industry-specific knowledge is required. Management emphasizes general portfolio servicing such that emerging risks are able to be spotted early enough to correct potential deficiencies, prevent further credit deterioration, and mitigate credit losses.
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
In accordance with the Liquidity Policy, ALCO manages FHN’s exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed by ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed, should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. Subject to market conditions and compliance with applicable regulatory requirements from time to time, funds are available from a number of sources including the available-for-sale securities portfolio, dealer and commercial customer repurchase agreements, access to the overnight and term Federal Funds markets, incremental borrowing capacity at the FHLB ($3.1 billion was available at December 31, 2018), brokered deposits, loan sales, syndications, and access to the Federal Reserve Banks.
Core deposits are a significant source of funding and have historically been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institution's customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner for interest bearing and non-interest bearing accounts. The ratio of total loans, excluding loans HFS and restricted real estate loans, to core deposits was 100 percent on December 31, 2018 compared to 101 percent on December 31, 2017.
FHN also may use unsecured short-term borrowings as a source of liquidity. Currently, the largest concentration of unsecured borrowings is federal funds purchased from correspondent bank customers. These funds are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long, historical, and reciprocal nature of banking services provided by FHN to these correspondent banks. The remainder of FHN’s wholesale short-term borrowings is securities sold under agreements to repurchase transactions accounted for as secured borrowings with Regional Banking’s business customers or Fixed Income’s broker dealer counterparties.
Both FHN and FTBNA may access the debt markets in order to provide funding through the issuance of senior or subordinated unsecured debt subject to market conditions and compliance with applicable regulatory requirements. In 2014, FTBNA issued $400 million of fixed rate senior notes due in December 2019. In October 2015, FHN issued $500 million of fixed rate senior notes due in December 2020.
Both FHN and FTBNA have the ability to generate liquidity by issuing preferred equity, and (for FHN) by issuing common equity, subject to market conditions and compliance with applicable regulatory requirements. In January 2013, FHN issued $100 million of Non-Cumulative Perpetual Preferred Stock, Series A. As of December 31, 2018, FTBNA and subsidiaries had outstanding preferred shares of $295.4 million, which are reflected as noncontrolling interest on the Consolidated Statements of Condition.
Parent company liquidity is primarily provided by cash flows stemming from dividends and interest payments collected from subsidiaries. These sources of cash represent the primary sources of funds to pay cash dividends to shareholders and principal and interest to debt holders of FHN. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN’s overall cash management process, subject to applicable regulatory restrictions. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an aggregate amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the dividend restrictions imposed under applicable federal rules as outlined above, the Bank’s total amount available for dividends was $156.2 million as of January 1, 2019. Consequently, on that date the Bank could pay common dividends up to that amount to its sole common stockholder, FHN, or to its preferred shareholders without prior regulatory approval. FTBNA declared and paid common dividends to the parent company in the amount of $420.0 million in 2018 and $250.0 million in 2017, with OCC approval as necessary. In January 2019, FTBNA declared and paid a common dividend to the parent company in the amount of $110 million. During 2018 and 2017, FTBNA declared and paid dividends on its preferred stock quarterly, with OCC approval as necessary. Additionally, FTBNA declared preferred dividends in first quarter 2019 payable in April 2019.

Payment of a dividend to shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN’s current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC generally require insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. FHN paid a cash dividend of $.12 per common share on January 2, 2019, and in January 2019 the Board approved a $.14 per common share cash dividend payable on April 1, 2019, to shareholders of record on March 15, 2019. FHN paid a cash dividend of $1,550.00 per preferred share on January 10, 2019, and in January 2019 the Board approved a $1,550.00 per preferred share cash dividend payable on April 10, 2019, to shareholders of record on March 26, 2019.

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

The following table provides FHN’s most recent credit ratings:
Table 28 - Credit Ratings

	Moody's (a)	Fitch (b)
First Horizon National Corporation
Overall credit rating: Long-term/Short-term/Outlook	Baa3/Stable	BBB/F3/Stable
Long-term senior debt	Baa3	BBB
Subordinated debt (c)	Baa3	BBB-
Junior subordinated debt (c)	Ba1	BB-
Preferred stock	Ba2	B+
First Tennessee Bank National Association
Overall credit rating: Long-term/Short-term/Outlook	Baa3/P-2/Stable	BBB/F3/Stable
Long-term/short-term deposits	A3/P-2	BBB+/F3
Long-term/short-term senior debt	Baa3/P-2	BBB/F3
Subordinated debt (c)	Baa3	BBB-
Preferred stock	Ba2	B+
FT Real Estate Securities Company, Inc.
Preferred stock	Ba1
A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.
(a) Last change in ratings was on May 14, 2015; ratings/outlook affirmed on February 7, 2019.
(b) Last change in ratings/outlook was on January 23, 2019.
(c) Ratings are preliminary/implied.

CASH FLOWS

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years ended December 31, 2018, 2017, and 2016. The level of cash and cash equivalents decreased $46.7 million during 2018 compared to increases of $414.3 million in 2017 and $6.7 million in 2016. During 2018, cash used in financing activities was greater than cash provided by investing and operating activities, whereas in 2017 cash provided by financing activities was greater than cash used in investing and operating activities, and in 2016 the cash provided by financing and operating activities was more than cash used in investing activities.
Net cash used in financing activities was $761.4 million in 2018, driven by a decrease in short-term borrowings and to a lesser extent cash dividends paid and share repurchases, somewhat offset by an increase in deposits. The decrease in short-term borrowings was primarily the result of a decline in FHLB borrowings, which fluctuate largely based on loan demand, deposit levels, and balance sheet funding strategies. The increase in deposits was due in large part to increases in savings and time deposits as a result of FHN's strategic focus on growing deposits. Net cash provided by investing activities was $480.4 million in 2018, driven by proceeds from the sales of FHN's remaining Visa Class B shares and net decreases in the AFS and loan portfolios. Proceeds from the sales and payoffs of TRUPS loans and OREO during 2018 also favorably impacted cash flows in 2018. A decrease in interest-bearing cash, cash paid associated with the cancellation of common shares in connection with CBF dissenting shareholders, and cash paid related to the divestiture of two branches negatively impacted investing cash flows during 2018. Net cash provided by operating cash flows was $234.3 million in 2018. A $1.0 billion net decrease in fixed income trading activities and favorably driven cash-related net income items positively impacted operating cash flows in 2018, but were somewhat offset by cash outflows of $1.4 billion related to a net increase in loans HFS, as purchases of government guaranteed loans outpaced sales, including the sale of approximately $120 million of subprime auto loans.
Net cash provided by financing activities was $1.8 billion in 2017, largely driven by cash inflows of $2.1 billion related to an increase in short-term borrowings, primarily FHLB borrowings used to fund loan growth; however these were somewhat offset by a decrease in deposit balances and cash dividends. Net cash used by investing activities was $1.3 billion in 2017 primarily driven by increases in loan balances and interest-bearing cash of $808.4 million and $121.4 million, respectively, as well as $336.6 million of net cash payments associated with the CBF and Coastal acquisitions. Net cash used by operating activities was $28.8 million in 2017 as operating cash flows were negatively impacted by a net increase in loans HFS within the fixed income segment as well as cash outflows of $384.2 million related to fixed income activities, but were favorably impacted by cash-related net income items and a $223.8 million net decrease in operating assets and liabilities.
Net cash provided by financing activities was $2.3 billion in 2016. Financing cash inflows were positively affected by a $2.7 billion increase in deposits, due in large part to increases in insured network deposits and commercial customer deposits, but were somewhat offset by $267.5 million in payments of long-term borrowings, which included the maturity of $250 million of subordinated notes. Additionally, share repurchases and dividend payments negatively affected financing cash flows in 2016, offsetting a portion of the increase in cash provided by financing activities. Net cash provided by operating activities was $180.0 million in 2016, favorably driven by cash-related net income items, but were negatively affected by a $165.0 million cash contribution to the qualified pension plan in third quarter and net changes in operating assets and liabilities of $44.5 million. Net cash used by investing activities was $2.5 billion in 2016. Investing cash outflows in 2016 were primarily attributable to loan growth within the regional bank, including the purchase of $537.4 million UPB of franchise finance loans in third quarter. Additionally, a $457.2 million increase in interest-bearing cash, as well as net cash outflows related to the purchases of AFS securities and premises and equipment also negatively impacted investing cash flows in 2016.
REPURCHASE OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS, AND OTHER CONTRACTUAL OBLIGATIONS
Obligations from Legacy Mortgage Businesses
Prior to September 2008 FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sales typically were effected either as non-recourse whole loan sales or through non-recourse proprietary securitizations. Conventional conforming single-family residential mortgage loans were sold predominately to two government-sponsored entities, or "GSEs": Fannie Mae and Freddie Mac. Also, federally insured or guaranteed whole loans were pooled, and payments to investors were guaranteed through Ginnie Mae. Many mortgage loan originations, especially nonconforming mortgage loans, were sold to investors, or certificate-holders, predominantly through FH proprietary securitizations but also, to a lesser extent, through other whole loans sold to private non-Agency purchasers. FHN used only one trustee for all of its FH proprietary securitizations. In addition to FH proprietary securitization and other whole loan sales activities, FHN also originated and sometimes sold or securitized second-lien, line of credit, and government-insured mortgage loans.
For non-recourse loan sales, FHN has exposure: to indemnify underwriters of FH securitizations who are defending claims that they assert are based, at least in part, on FHN's breach of its representations and warranties made at closing to underwriters, the purchasers, and the trustee of FH proprietary securitizations; and to indemnify purchasers of other whole loans sold, or their assignees, asserting that FHN breached representations and warranties made in connection with the sales of those loans.

Repurchase and Make-Whole Obligations
To date, FHN has resolved a substantial number of GSE claims through definitive resolution agreements ("DRAs") with the GSEs, while the remainder have been resolved on a loan-by-loan basis. Under each DRA, FHN remains responsible for repurchase obligations related to certain excluded defects (such as title defects and violations of the GSE’s Charter Act) and FHN continues to have loan repurchase or monetary compensation obligations under the DRAs related to private mortgage insurance rescissions, cancellations, and denials (with certain exceptions). FHN also has exposure related to loans where there has been a prior bulk sale of servicing, as well as certain other whole-loan sales. With respect to loans where there has been a prior bulk sale of servicing, FHN is not responsible for MI cancellations and denials to the extent attributable to the acts of the current servicer.
While large portions of repurchase claims from the GSEs were settled with the DRAs, comprehensive settlement of repurchase, make-whole, and indemnity claims with non-Agency claimants is not practical. Such claims that are not resolved by the parties can, and sometimes have, become litigation.

FH Proprietary Securitization Actions
FHN has potential financial exposure from FH proprietary securitizations outside of the repurchase/make-whole process. Several investors in certificates sued FHN and others starting in 2009, and several underwriters or other counterparties have demanded that FHN indemnify and defend them in securitization lawsuits. The pending suits generally assert that disclosures made to investors in the offering and sale of certificates were legally deficient. A number of those matters have settled or otherwise been resolved. See Note 17 - Contingencies and Other Disclosures for a discussion of certain actions pending in relation to FH proprietary securitizations.

Servicing Obligations
FHN's national servicing business was sold as part of the platform sale in 2008. A significant amount of mortgage servicing rights ("MSR") was sold at that time, and a significant amount was retained. The related servicing activities, including foreclosure and loss mitigation practices, not sold in 2008 were outsourced including a subservicing arrangement initiated in 2011 (the "2011 subservicer"). In fourth quarter 2013 and first quarter 2014, FHN sold and transferred a substantial majority of its remaining servicing obligations and servicing assets (including advances) to the 2011 subservicer. The servicing still retained by FHN is not significant and continues to be subserviced.
As servicer, FHN had contractual obligations to the owners of the loans (primarily GSEs) and securitization trustees to handle billing, custodial, and other tasks related to each loan. Each subservicer undertook to perform those obligations on FHN's behalf during the applicable subservicing period, although FHN legally remained the servicer of record for those loans that were subserviced.
As mentioned in Note 17 - Contingencies and Other Disclosures - FHN has received a notice of indemnification claims from its 2011 subservicer, Nationstar Mortgage LLC, currently doing business as "Mr. Cooper." The notice asserts several categories of indemnity obligations by FHN to Nationstar in connection with mortgage loans under the subservicing arrangement and under the purchase transaction. This matter currently is not in formal litigation, but litigation in the future is possible.

Active Pipeline
FHN accumulates the amount of repurchase requests, make-whole claims, and certain other related claims into the “active pipeline.” The active pipeline includes the amount of claims for loan repurchase, make-whole payments, loans as to which MI has been canceled, and information requests from purchasers of loans originated and sold through FHN’s legacy mortgage banking business. Additionally, FHN is responsible for covering losses for purchasers to the extent there is a shortfall in MI insurance coverage (MI curtailment). MI curtailment requests are the largest portion of the active pipeline and are intended only to cover the shortfall in MI insurance proceeds; as a result, FHN's currently accrued loss from MI curtailments as a percentage of UPB is significantly lower than that of a repurchase or make-whole claim. On December 31, 2018, the active pipeline was $9.4 million, compared to $44.1 million on December 31, 2017.

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

Repurchase Accrual Approach
In determining the loss content of GSE loans subject to repurchase requests excluded from the DRAs (primarily loans included in bulk sales), FHN applies a vintage level estimate of loss to all loans sold to the GSEs that were not included in the settlements and which have not had a prior repurchase resolution. First, pre-payment, default, and claim rate estimates are applied by vintage to estimate the aggregate claims expected but not yet resolved. Historical loss factors for each sale vintage and repurchase rates are then applied to estimate total loss content. Loss content related to other whole loan sales is estimated by applying the historical average repurchase and loss severity rates to the current UPB in the active pipeline to calculate estimated losses attributable to the current pipeline. FHN then uses an internal model to calculate loss content by applying historical average repurchase and loss severity rates to historical average inflows. For purposes of estimating loss content, FHN also considers MI cancellations. When assessing loss content related to loans where MI has been canceled, FHN applies historical loss factors (including repurchase rates and loss severity ratios) to the total unresolved MI cancellations in the active pipeline, as well as applying these factors to historical average inflows to estimate loss content. Additionally, FHN identifies estimated losses related to MI curtailment requests. Management also evaluates the nature of claims from purchasers and/or servicers of loans sold to determine if qualitative adjustments are appropriate.

Repurchase and Foreclosure Liability
The repurchase and foreclosure liability is comprised of accruals to cover estimated loss content in the active pipeline (consisting of mortgage loan repurchase, make-whole, foreclosure/servicing demands and certain related exposures), estimated future inflows, and estimated loss content related to certain known claims not currently included in the active pipeline. The liability contemplates repurchase/make-whole and damages obligations and estimates for probable incurred losses associated with loan populations excluded from the DRAs, as well as other whole loans sold, MI rescissions, and loans included in bulk servicing sales effected prior to the DRAs. FHN compares the estimated probable incurred losses determined under the applicable loss estimation approaches for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision.
The following table provides a rollforward of the legacy mortgage repurchase liability during 2018 and 2017:
Table 29—Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	2018	2017
Legacy Mortgage
Beginning balance	$33,556	$65,309
Provision/(provision credit) for repurchase and foreclosure losses (a)	(1,039)	(22,527)
Net realized losses	(894)	(9,226)
Balance on December 31	$31,623	$33,556
(a) Year ended December 31, 2017 includes $20.0 million related to the settlement of certain repurchase claims.
Other Contractual Obligations
Pension obligations are funded by FHN to provide current and future benefits to participants in FHN’s noncontributory, defined benefit pension plan. On December 31, 2018, the annual measurement date, pension obligations (representing the present value of estimated future benefit payments), including obligations of the unfunded plans, were $765.3 million with $731.0 million of assets (measured at current fair value) in the qualified plan’s trust to fund the qualified plan’s obligations. The discount rate for 2018 of 4.43 percent for the qualified pension plan and 4.26 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN’s plans and participant populations. See Note 18 - Pension, Savings, and Other Employee Benefits for additional information. As of December 31, 2018, the plan assets exceeded the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan. Decisions to contribute to the plan are based upon pension funding requirements under the Pension Protection Act, the maximum amount deductible under the Internal Revenue Code, the actual performance of plan assets, and trends in the regulatory environment. FHN contributed $165 million to the qualified pension plan in third quarter 2016. FHN did not make any contributions to the qualified pension plan in 2017 and made an insignificant contribution to the qualified pension plan in 2018. Management does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2019.
In December 2017 FHN contributed $5.1 million to pension plans acquired from CBF, resulting in those plans being almost fully funded. Both legacy CBF plans are frozen. FHN did not make any contributions to these plans in 2018. Additional funding amounts to these plans are dependent upon the potential settlement of the plans.
The nonqualified pension plans and other postretirement benefit plans, excluding the retiree medical plan, are unfunded. Benefit payments under the non-qualified plans were $5.8 million in 2018. FHN anticipates 2019 benefit payments to be $5.2 million.
FHN has various other financial obligations which may require future cash payments. The following table sets forth contractual obligations representing required and potential cash outflows as of December 31, 2018. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon and are not included in the table.

Table 30—Contractual Obligations

	Payments due by period (a)
	Less than	1 year -	3 years -	After 5
(Dollars in thousands)	1 year	< 3 years	< 5 years	years	Total
Contractual obligations:
Time deposit maturities (b) (c)	$2,794,861	$820,573	$471,610	$18,733	$4,105,777
Term borrowings (b) (d)	400,000	500,000	369	312,574	1,212,943
Annual rental commitments under noncancelable leases (b) (e)	27,524	45,676	29,692	42,370	145,262
Purchase obligations	99,484	70,975	30,425	6,647	207,531
Total contractual obligations	$3,321,869	$1,437,224	$532,096	$380,324	$5,671,513

(a)	Excludes a $20.2 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.

(b)	Amounts do not include interest.

(c)	See Note 8 - Time Deposit Maturities for further details.

(d)	See Note 10 - Term Borrowings for further details.

(e)	See Note 6 - Premises, Equipment and Leases for further details.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS
FHN’s future results could be affected both positively and negatively by several known trends. Key among those are FHN’s strategic initiatives, changes in the U.S. economy and outlook, government actions affecting interest rates, and potential changes in federal policies including changes to the government's approach to tariffs and the potential impact to our customers. In addition, legacy matters in the non-strategic segment could continue to impact FHN’s quarterly results in ways which are both difficult to predict and unrelated to current operations.
FHN has prioritized expense discipline to include reducing or controlling certain expenses including realization of expense efficiencies from the merger with CBF and investing in revenue-producing activities and critical infrastructure. FHN remains committed to organic growth through customer retention, key hires, targeted incentives, and other traditional means.
Performance by FHN, and the entire U.S. financial services industry, is affected considerably by the overall health of the U.S. economy. The most recent recession ended in 2009. Growth during the economic expansion since 2009 for many years was muted, compared to earlier recoveries, and somewhat inconsistent from one quarter to the next. The economic expansion is over 8 years old and many aspects of the economy have strengthened.
The Federal Reserve raised short-term interest rates by .25 percent four times in 2018 following similar, but less frequent, raises starting in 2015. These actions have flattened the yield curve as short-term rates rose somewhat faster than long-term rates. Early in 2019, the Federal Reserve signaled the possibility that 2019 could represent a pause in rate changes while economic trends are evaluated. If rates in fact remain stable, the yield curve eventually may steepen, which should benefit FHN; however, in the meantime, various effects on FHN have been and may remain uneven for some time. Moreover, if future economic data shows a risk of lower growth or recession, interest rates may fall, which likely would adversely impact FHN’s net interest margin. Falling and/or moderately volatile interest rates, however, should enhance activity within FHN’s Fixed Income business.
In 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates the London InterBank Offered Rate (“LIBOR”), announced that it intends to halt persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, LIBOR as currently operated may not continue after 2021. FHN is not currently able to predict the impact that the transition from LIBOR will have on the Company; however, because FHN has instruments with floating rate terms based on LIBOR, FHN may experience increases in interest, dividends, and other costs relative to these instruments subsequent to 2021. Additionally, the transition from LIBOR could impact or change FHN’s hedge accounting practices.
Lastly, while FHN has made significant progress in resolving matters from the legacy mortgage business, some matters remain unresolved. The timing or financial impact of resolution of these matters cannot be predicted with accuracy. Accordingly, the non-strategic segment is expected to occasionally and unexpectedly impact FHN’s overall quarterly results negatively or positively with reserve accruals or releases. Also, although new legacy matters of significance arise at a much slower pace than in years past and some formerly common legal claims no longer can be made due to the passage of time, potential for new legacy matters remains.
Foreclosure Practices
FHN retains exposure for potential deficiencies in servicing related to its legacy servicing business and subservicing arrangements. Further details regarding these legacy matters are provided in "Obligations from Legacy Mortgage Businesses - Servicing Obligations" under "Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations."
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

REPURCHASE AND FORECLOSURE LIABILITY

Repurchase Accrual Methodology
FHN has established a liability for loan repurchase, make-whole payments, indemnity, and certain other monetary obligations related to national mortgage loan origination and servicing businesses which FHN sold in 2008. The information contained in “Obligations from Legacy Mortgage Businesses” under “Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations” above should be reviewed before reading this section.
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

Based on currently available information and experience to date, FHN has evaluated its exposure under these obligations and accordingly had reserved for losses of $32.3 million and $34.2 million as of December 31, 2018 and 2017, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase/(decrease) the liability are included within Repurchase and foreclosure provision/(provision credit) on the Consolidated Statements of Income. The estimate is based upon currently available information and fact patterns that exist as of the balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN's liability. FHN continues to monitor trends in claims activity, loss severities, success rates, GSE review practices, MI cancellations, and the status of other claims in order to assess the adequacy of the repurchase liability.
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
Companies are permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether the quantitative assessment should be performed. If FHN concludes that it is more likely than not that a reporting unit's fair value is less than its carrying value, or if management elects, the quantitative analysis is performed. FHN elected to perform the quantitative analysis in 2018.

FHN engaged an independent valuation expert to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2018 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public companies’ trading values, and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the fixed income reporting unit. The most recent valuations as of October 1, 2018, indicated no goodwill impairment in either of the reporting units with goodwill. As of the most recent quantitative assessment, the fair values of regional banking and fixed income substantially exceeded their carrying values.
Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a “critical accounting estimate” because estimates and assumptions are made about FHN’s future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.). FHN’s policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and fixed income business reporting units. As of December 31, 2018, the corporate and non-strategic reporting units had no associated goodwill.

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
In connection with obtaining the independent valuation in 2018, management provided certain data and information that was utilized in the estimation of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. Other assumptions critical to the process were also made, including discount rates, interest rate changes, asset and liability growth rates, and other income and expense estimates.

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

Table 31 - Summary of Quarterly Financial Information

	2018				2017
	Fourth	Third	Second	First	Fourth	Third	Second	First
(Dollars in millions except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Summary income information:
Interest income	$401.2	$393.7	$387.8	$363.4	$287.6	$248.1	$235.3	$218.8
Interest expense	98.7	88.0	76.9	62.2	45.5	38.3	34.6	29.1
Provision/(provision credit) for loan losses	6.0	2.0	—	(1.0)	3.0	—	(2.0)	(1.0)
Noninterest income	110.3	349.0	127.5	136.0	133.2	112.4	127.7	116.9
Noninterest expense	281.9	294.0	332.8	313.3	346.7	236.9	217.9	222.2
Net income/(loss)	100.8	274.7	86.0	95.0	(48.4)	71.8	95.2	58.4
Income/(loss) available to common shareholders	$96.3	$270.3	$81.6	$90.6	$(52.8)	$67.3	$90.8	$54.0
Earnings/(loss) per common share	$0.30	$0.83	$0.25	$0.28	$(0.20)	$0.29	$0.39	$0.23
Diluted earnings/(loss) per common share	0.30	0.83	0.25	0.27	(0.20)	0.28	0.38	0.23
Common stock information:
Closing price per share:
High	$17.51	$18.85	$19.56	$20.61	$20.55	$19.15	$19.06	$20.76
Low	12.40	17.03	17.84	18.35	18.02	16.05	16.91	17.90
Period-end	13.16	17.26	17.84	18.83	19.99	19.15	17.42	18.50
Cash dividends declared per share	0.12	0.12	0.12	0.12	0.09	0.09	0.09	0.09

NON-GAAP INFORMATION
The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:
Table 32—Non-GAAP to GAAP Reconciliation

(Dollars in thousands)	2018	2017	2016	2015	2014
Tangible Common Equity (Non-GAAP)
(A) Total equity (GAAP)	$4,785,380	$4,580,488	$2,705,084	$2,639,586	$2,581,590
Less: Noncontrolling interest (a)	295,431	295,431	295,431	295,431	295,431
Less: Preferred stock (a)	95,624	95,624	95,624	95,624	95,624
Total common equity	4,394,325	4,189,433	2,314,029	2,248,531	2,190,535
Less: Intangible assets (GAAP) (b)	1,587,821	1,571,242	212,388	217,522	175,450
(B) Tangible common equity (Non-GAAP)	2,806,504	2,618,191	2,101,641	2,031,009	2,015,085
Less: Unrealized gains/(losses) on AFS securities, net of tax	(75,736)	(21,997)	(17,232)	3,394	18,581
(C) Adjusted tangible common equity (Non-GAAP)	$2,882,240	$2,640,188	$2,118,873	$2,027,615	$1,996,504
Tangible Assets (Non-GAAP)
(D) Total assets (GAAP)	$40,832,258	$41,423,388	$28,555,231	$26,192,637	$25,665,423
Less: Intangible assets (GAAP) (b)	1,587,821	1,571,242	212,388	217,522	175,450
(E) Tangible assets (Non-GAAP)	$39,244,437	$39,852,146	$28,342,843	$25,975,115	$25,489,973
Average Tangible Common Equity (Non-GAAP)
Average total equity (GAAP)	$4,617,529	$2,970,308	$2,691,478	$2,581,187	$2,591,967
Less: Average noncontrolling interest (a)	295,431	295,431	295,431	295,431	295,431
Less: Average preferred stock (a)	95,624	95,624	95,624	95,624	95,624
(F) Total average common equity	$4,226,474	$2,579,253	$2,300,423	$2,190,132	$2,200,912
Less: Average intangible assets (GAAP) (b)	1,569,987	376,306	214,915	183,127	163,282
(G) Average tangible common equity (Non-GAAP)	$2,656,487	$2,202,947	$2,085,508	$2,007,005	$2,037,630
Net Income Available to Common Shareholders
(H) Net income available to common shareholders	$538,842	$159,315	$220,846	$79,679	$216,319
Risk Weighted Assets
(I) Risk weighted assets (c)	$33,002,595	$33,373,877	$23,914,158	$21,812,015	$19,452,656
Ratios
(A)/(D) Total period-end equity to period-end assets (GAAP)	11.72%	11.06%	9.47%	10.08%	10.06%
(B)/(E) Tangible common equity to tangible assets
(“TCE/TA”) (Non-GAAP) (d)	7.15	6.57	7.42	7.82	7.91
(C)/(I) Adjusted tangible common equity to
risk weighted assets ("TCE/RWA") (Non-GAAP) (d)	8.73	7.91	8.86	9.30	10.26
(H)/(F) Return on average common equity
(“ROCE”) (GAAP) (d)	12.75	6.18	9.60	3.64	9.83
(H)/(G) Return on average tangible common
equity (“ROTCE”) (Non-GAAP) (d)	20.28	7.23	10.59	3.97	10.62
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
Non-GAAP - Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 32 of MD&A.
Nonperforming Assets (“NPAs”) - Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.
Origination Fees - A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

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
Return on Average Common Shareholders’ Equity (“ROCE”) - A measure of profitability that indicates what an institution earned on its shareholders' investment. ROCE is calculated by dividing net income available to common shareholders by total average common equity.
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

ACRONYMS (continued)

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
DFA        Dodd-Frank Act
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

ACRONYMS (continued)

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
OREO        Other Real Estate-owned

OTC	One-time close, a mortgage product which allowed simplified conversion of a construction loan to permanent financing
OTTI        Other than temporary impairment
PCAOB        Public Company Accounting Oversight Board
PCI        Purchased credit impaired
PD        Probability of default
PM        Portfolio managers
PSU        Performance Stock Unit
R/E        Real estate
REIT        Real estate investment trust
RM        Relationship managers
ROA        Return on assets
ROCE        Return on average common shareholders' equity
ROTCE        Return on tangible common equity
RPL        Reasonably Possible Loss
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
Management assessed the effectiveness of First Horizon National Corporation’s internal control over financial reporting as of December 31, 2018. This assessment was based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2018.
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

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
First Horizon National Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited First Horizon National Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of condition of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2019 expressed an unqualified opinion on those consolidated financial statements.
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
Memphis, Tennessee
February 27, 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
First Horizon National Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
We have served as the Company’s auditor since 2002.
Memphis, Tennessee
February 27, 2019

CONSOLIDATED STATEMENTS OF CONDITION

	December 31
(Dollars in thousands, except per share amounts)	2018	2017
Assets:
Cash and due from banks	$781,291	$639,073
Federal funds sold	237,591	87,364
Securities purchased under agreements to resell (Note 23)	386,443	725,609
Total cash and cash equivalents	1,405,325	1,452,046
Interest-bearing cash	1,277,611	1,185,600
Trading securities	1,448,168	1,416,345
Loans held-for-sale (a)	679,149	699,377
Securities available-for-sale (Note 3)	4,626,470	5,170,255
Securities held-to-maturity (Note 3)	10,000	10,000
Loans, net of unearned income (Note 4) (b)	27,535,532	27,658,929
Less: Allowance for loan losses (Note 5)	180,424	189,555
Total net loans	27,355,108	27,469,374
Goodwill (Note 7)	1,432,787	1,386,853
Other intangible assets, net (Note 7)	155,034	184,389
Fixed income receivables	38,861	68,693
Premises and equipment, net (December 31, 2018 and 2017 include $19.6 million and $53.2 million, respectively, classified as held-for-sale) (Note 6)	494,041	532,251
Other real estate owned (“OREO”) (c)	25,290	43,382
Derivative assets (Note 22)	81,475	81,634
Other assets	1,802,939	1,723,189
Total assets	$40,832,258	$41,423,388
Liabilities and equity:
Deposits:
Savings (December 31, 2017 includes $22.6 million classified as held-for-sale)	$12,064,072	$10,872,665
Time deposits, net (December 31, 2017 includes $8.0 million classified as held-for-sale) (Note 8)	4,105,777	3,322,921
Other interest-bearing deposits	8,371,826	8,401,773
Interest-bearing	24,541,675	22,597,359
Noninterest-bearing (December 31, 2017 includes $4.8 million classified as held-for-sale)	8,141,317	8,023,003
Total deposits	32,682,992	30,620,362
Federal funds purchased (Note 9)	256,567	399,820
Securities sold under agreements to repurchase (Note 9 and Note 23)	762,592	656,602
Trading liabilities (Note 9)	335,380	638,515
Other short-term borrowings (Note 9)	114,764	2,626,213
Term borrowings (Note 10)	1,170,963	1,218,097
Fixed income payables	9,572	48,996
Derivative liabilities (Note 22)	133,713	85,061
Other liabilities	580,335	549,234
Total liabilities	36,046,878	36,842,900
Equity:
First Horizon National Corporation Shareholders’ Equity:
Preferred stock - Series A, non-cumulative perpetual, no par value, liquidation preference of $100,000 per share - (shares authorized - 1,000; shares issued - 1,000 on December 31, 2018 and 2017) (Note 11)	95,624	95,624
Common stock - $.625 par value (shares authorized - 400,000,000; shares issued - 318,573,400 on December 31, 2018 and 326,736,214 on December 31, 2017)	199,108	204,211
Capital surplus	3,029,425	3,147,613
Undivided profits	1,542,408	1,160,434
Accumulated other comprehensive loss, net (Note 14)	(376,616)	(322,825)
Total First Horizon National Corporation Shareholders’ Equity	4,489,949	4,285,057
Noncontrolling interest (Note 11)	295,431	295,431
Total equity	4,785,380	4,580,488
Total liabilities and equity	$40,832,258	$41,423,388
See accompanying notes to consolidated financial statements.

(a)	December 31, 2018 and 2017 include $8.4 million and $11.7 million, respectively, of held-for-sale consumer mortgage loans secured by residential real estate in process of foreclosure.

(b)	December 31, 2018 and 2017 include $28.6 million and $22.7 million, respectively, of held-to-maturity consumer mortgage loans secured by residential real estate in process of foreclosure.

(c)	December 31, 2018 and 2017 include $9.7 million and $12.2 million, respectively, of foreclosed residential real estate.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
(Dollars and shares in thousands except per share data, unless otherwise noted)	2018	2017	2016
Interest income:
Interest and fees on loans	$1,286,470	$816,806	$679,917
Interest on investment securities available-for-sale	130,376	105,019	96,671
Interest on investment securities held-to-maturity	525	591	789
Interest on loans held-for-sale	45,108	17,517	5,506
Interest on trading securities	58,684	34,991	30,779
Interest on other earning assets	24,858	15,006	4,247
Total interest income	1,546,021	989,930	817,909
Interest expense:
Interest on deposits:
Savings	107,748	42,519	19,608
Time deposits	53,096	13,111	10,021
Other interest-bearing deposits	55,707	24,481	10,357
Interest on trading liabilities	19,359	15,468	15,000
Interest on short-term borrowings	36,747	16,000	4,736
Interest on term borrowings	53,047	36,037	29,103
Total interest expense	325,704	147,616	88,825
Net interest income	1,220,317	842,314	729,084
Provision/(provision credit) for loan losses	7,000	—	11,000
Net interest income after provision/(provision credit) for loan losses	1,213,317	842,314	718,084
Noninterest income:
Fixed income	167,882	216,625	268,561
Deposit transactions and cash management	133,281	110,592	108,553
Brokerage, management fees and commissions	54,803	48,514	42,911
Trust services and investment management	29,806	28,420	27,727
Bankcard income	26,718	25,467	24,430
Bank-owned life insurance ("BOLI")	18,955	15,124	14,687
Debt securities gains/(losses), net (Note 3 and Note 14)	52	483	1,485
Equity securities gains/(losses), net (Note 3)	212,896	109	(144)
All other income and commissions (Note 13)	78,395	44,885	64,231
Total noninterest income	722,788	490,219	552,441
Adjusted gross income after provision/(provision credit) for loan losses	1,936,105	1,332,533	1,270,525
Noninterest expense:
Employee compensation, incentives, and benefits	658,223	587,465	563,791
Occupancy	85,009	54,646	50,880
Computer software	60,604	48,234	45,122
Operations services	56,280	43,823	41,852
Professional fees	45,799	47,929	19,169
Equipment rentals, depreciation, and maintenance	39,132	29,543	27,385
FDIC premium expense	31,642	26,818	21,585
Communications and courier	30,032	17,624	14,265
Amortization of intangible assets	25,855	8,728	5,198
Advertising and public relations	24,752	19,214	21,612
Contract employment and outsourcing	18,522	14,954	10,061
Legal fees	11,149	12,076	21,558
Repurchase and foreclosure provision/(provision credit)	(1,039)	(22,527)	(32,722)
All other expense (Note 13)	136,036	135,134	115,448
Total noninterest expense	1,221,996	1,023,661	925,204
Income/(loss) before income taxes	714,109	308,872	345,321
Provision/(benefit) for income taxes (Note 15)	157,602	131,892	106,810
Net income/(loss)	$556,507	$176,980	$238,511
Net income attributable to noncontrolling interest	11,465	11,465	11,465
Net income/(loss) attributable to controlling interest	$545,042	$165,515	$227,046
Preferred stock dividends	6,200	6,200	6,200
Net income/(loss) available to common shareholders	$538,842	$159,315	$220,846
Basic earnings/(loss) per share (Note 16)	$1.66	$0.66	$0.95
Diluted earnings/(loss) per share (Note 16)	$1.65	$0.65	$0.94
Weighted average common shares (Note 16)	324,375	241,436	232,700
Diluted average common shares (Note 16)	327,445	244,453	235,292
Cash dividends declared per common share	$0.48	$0.36	$0.28
Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2017-07 “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” See Note 1 - Summary of Significant Accounting Policies for additional information.
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31
(Dollars in thousands)	2018	2017	2016
Net income/(loss)	$556,507	$176,980	$238,511
Other comprehensive income/(loss), net of tax:
Net unrealized gains/(losses) on securities available-for-sale	(48,897)	(4,765)	(20,626)
Net unrealized gains/(losses) on cash flow hedges	(4,142)	(5,101)	(1,265)
Net unrealized gains/(losses) on pension and other postretirement plans	(541)	(7,759)	(11,571)
Other comprehensive income/(loss)	(53,580)	(17,625)	(33,462)
Comprehensive income	502,927	159,355	205,049
Comprehensive income attributable to noncontrolling interest	11,465	11,465	11,465
Comprehensive income attributable to controlling interest	$491,462	$147,890	$193,584
Income tax expense/(benefit) of items included in Other comprehensive income:
Net unrealized gains/(losses) on securities available-for-sale	$(16,054)	$(2,955)	$(12,810)
Net unrealized gains/(losses) on cash flow hedges	(1,360)	(3,163)	(780)
Net unrealized gains/(losses) on pension and other postretirement plans	(177)	(832)	(7,172)
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars and shares in thousands, except per share data)	Common Shares	Total	Preferred Stock	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss) (a)	Noncontrolling Interest
Balance, December 31, 2015	238,587	$2,639,586	$95,624	$149,117	$1,439,303	$874,303	$(214,192)	$295,431
Net income/(loss)	—	238,511	—	—	—	227,046	—	11,465
Other comprehensive income/(loss):	—	(33,462)	—	—	—	—	(33,462)	—
Comprehensive income/(loss)	—	205,049	—	—	—	227,046	(33,462)	11,465
Cash dividends declared:
Preferred stock ($6,200 per share)	—	(6,200)	—	—	—	(6,200)	—	—
Common stock ($.28 per share)	—	(66,160)	—	—	—	(66,160)	—	—
Common stock repurchased (b)	(7,653)	(97,396)	—	(4,783)	(92,613)	—	—	—
Common stock issued for:
Stock options and restricted stock - equity awards	2,690	22,521	—	1,681	20,840	—	—	—
Tax benefit/(benefit reversal) - stock-based compensation expense	—	1,613	—	—	1,613	—	—	—
Stock-based compensation expense	—	17,536	—	—	17,536	—	—	—
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	(11,465)	—	—	—	—	—	(11,465)
Other	—	—	—	—	(43)	43	—	—
Balance, December 31, 2016	233,624	2,705,084	95,624	146,015	1,386,636	1,029,032	(247,654)	295,431
Adjustment to reflect adoption of ASU 2016-09	—	—	—	—	230	(230)	—	—
Beginning balance, as adjusted	233,624	2,705,084	95,624	146,015	1,386,866	1,028,802	(247,654)	295,431
Net income/(loss)	—	176,980	—	—	—	165,515	—	11,465
Other comprehensive income/(loss)	—	(17,625)	—	—	—	—	(17,625)	—
Comprehensive income/(loss)	—	159,355	—	—	—	165,515	(17,625)	11,465
Cash dividends declared:
Preferred stock ($6,200 per share)	—	(6,200)	—	—	—	(6,200)	—	—
Common stock ($.36 per share)	—	(85,174)	—	—	—	(85,174)	—	—
Common stock repurchased	(297)	(5,554)	—	(185)	(5,369)	—	—	—
Common stock issued for:
Stock options and restricted stock - equity awards	1,107	6,092	—	692	5,400	—	—	—
Equity issued for acquisitions	92,302	1,797,723	—	57,689	1,740,034	—	—	—
Stock-based compensation expense	—	20,627	—	—	20,627	—	—	—
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	(11,465)	—	—	—	—	—	(11,465)
Other	—	—	—	—	55	(55)	—	—
Balance, December 31, 2017	326,736	4,580,488	95,624	204,211	3,147,613	1,102,888	(265,279)	295,431
Adjustment to reflect adoption of ASU 2018-02	—	—	—	—	—	57,546	(57,546)	—
Balance, December 31, 2017, as adjusted	326,736	4,580,488	95,624	204,211	3,147,613	1,160,434	(322,825)	295,431
Adjustment to reflect adoption of ASU 2016-01 and 2017-12	—	67	—	—	—	278	(211)	—
Beginning balance, as adjusted	326,736	4,580,555	95,624	204,211	3,147,613	1,160,712	(323,036)	295,431
Net income/(loss)	—	556,507	—	—	—	545,042	—	11,465
Other comprehensive income/(loss)	—	(53,580)	—	—	—	—	(53,580)	—
Comprehensive income/(loss)	—	502,927	—	—	—	545,042	(53,580)	11,465
Cash dividends declared:
Preferred stock ($6,200 per share)	—	(6,200)	—	—	—	(6,200)	—	—
Common stock ($.48 per share)	—	(157,146)	—	—	—	(157,146)	—	—
Common stock repurchased (b)	(6,708)	(104,768)	—	(4,192)	(100,576)	—	—	—
Common stock issued for:
Stock options and restricted stock - equity awards	926	4,480	—	578	3,902	—	—	—
Acquisition equity adjustment (c)	(2,374)	(46,041)	—	(1,484)	(44,557)	—	—	—
Stock-based compensation expense	—	23,171	—	—	23,171	—	—	—
Dividends declared - noncontrolling interest of subsidiary preferred stock	—	(11,465)	—	—	—	—	—	(11,465)
Other	(7)	(133)	—	(5)	(128)	—	—	—
Balance, December 31, 2018	318,573	$4,785,380	$95,624	$199,108	$3,029,425	$1,542,408	$(376,616)	$295,431
See accompanying notes to consolidated financial statements.

(a)	Due to the nature of the preferred stock issued by FHN and its subsidiaries, all components of Other comprehensive income/(loss) have been attributed solely to FHN as the controlling interest holder.

(b)	2018 and 2016 include $99.4 million and $93.5 million, respectively, repurchased under share repurchase programs.

(c)	See Note 2- Acquisitions and Divestitures for additional information.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	First Horizon National Corporation
	Year Ended December 31
(Dollars in thousands)	2018	2017	2016
Operating Activities
Net income/(loss)	$556,507	$176,980	$238,511
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:
Provision/(provision credit) for loan losses	7,000	—	11,000
Provision/(benefit) for deferred income taxes	103,557	121,001	79,604
Depreciation and amortization of premises and equipment	47,232	34,703	32,387
Amortization of intangible assets	25,855	8,728	5,198
Net other amortization and accretion	(13,962)	27,493	27,088
Net (increase)/decrease in derivatives	41,687	(26,662)	1,886
Fair value adjustment on interest-only strips	398	(1,021)	—
Repurchase and foreclosure provision/(provision credit)	—	(20,000)	(31,400)
(Gains)/losses and write-downs on OREO, net	(626)	(61)	8
Litigation and regulatory matters	(836)	40,250	13,400
Stock-based compensation expense	23,171	20,627	17,536
Gain on sale of held-to-maturity loans	(3,777)	—	—
Equity securities (gains)/losses, net	(212,896)	(109)	144
Debt securities (gains)/losses, net	(52)	(483)	(1,485)
(Gain)/loss on extinguishment of debt	15	14,329	—
Net (gains)/losses on sale/disposal of fixed assets	(1,320)	6,657	3,447
Qualified pension plan contributions	(353)	(5,100)	(165,000)
(Gain)/loss on BOLI	(4,217)	(9,012)	(2,010)
Loans held-for-sale:
Purchases and originations	(2,345,030)	(2,001,708)	(165,887)
Gross proceeds from settlements and sales	919,187	1,780,047	181,136
(Gain)/loss due to fair value adjustments and other (a)	19,932	(6,624)	(155)
Net (increase)/decrease in:
Trading securities	1,356,797	(381,057)	(18,050)
Fixed income receivables	29,832	(11,282)	6,249
Interest receivable	(15,372)	(34,352)	1,627
Other assets	32,950	240,629	(7,921)
Net increase/(decrease) in:
Trading liabilities	(303,135)	76,667	(4,171)
Fixed income payables	(39,424)	(68,495)	(2,070)
Interest payable	15,165	5,934	(4,535)
Other liabilities	(3,980)	(16,877)	(36,546)
Total adjustments	(322,202)	(205,778)	(58,520)
Net cash provided/(used) by operating activities	234,305	(28,798)	179,991
Investing Activities
Available-for-sale securities:
Sales	20,751	936,958	444,222
Maturities	675,526	583,014	736,956
Purchases	(473,205)	(1,558,990)	(1,239,912)
Held-to-maturity securities:
Prepayments and maturities	—	4,740	—
Premises and equipment:
Sales	30,464	3,416	11,396
Purchases	(47,986)	(53,046)	(62,554)
Proceeds from sale of Visa Class B shares	240,206	—	—
Proceeds from sales of OREO	30,824	13,468	27,135
Proceeds from sales of loans classified as held-to-maturity	50,498	—	—
Proceeds from BOLI	12,860	11,440	2,740
Net (increase)/decrease in:
Loans (b)	105,267	(808,399)	(1,931,026)
Interests retained from securitizations classified as trading securities	800	865	2,429
Interest-bearing cash	(92,011)	(121,434)	(457,198)
Cash paid related to divestitures	(27,599)	—	—

Cash (paid)/received for acquisitions, net (c)	(46,023)	(336,634)	—
Net cash provided/(used) by investing activities	480,372	(1,324,602)	(2,465,812)
Financing Activities
Common stock:
Stock options exercised	4,482	6,132	22,479
Cash dividends paid	(138,706)	(79,904)	(63,504)
Repurchase of shares (d)	(104,768)	(5,554)	(97,396)
Cash dividends paid - preferred stock - noncontrolling interest	(11,465)	(11,434)	(11,434)
Cash dividends paid - Series A preferred stock	(6,200)	(6,200)	(6,200)
Term borrowings:
Issuance	—	121,184	100
Payments/maturities	(69,025)	(147,413)	(267,527)
Increases in restricted and secured term borrowings	20,477	7,960	—
Net increase/(decrease) in:
Deposits	2,092,519	(197,158)	2,705,757
Short-term borrowings	(2,548,712)	2,080,039	10,277
Net cash provided/(used) by financing activities	(761,398)	1,767,652	2,292,552
Net increase/(decrease) in cash and cash equivalents	(46,721)	414,252	6,731
Cash and cash equivalents at beginning of period	1,452,046	1,037,794	1,031,063
Cash and cash equivalents at end of period	$1,405,325	$1,452,046	$1,037,794
Supplemental Disclosures
Total interest paid	$307,578	$140,373	$92,456
Total taxes paid	42,817	54,417	11,609
Total taxes refunded	48,455	8,285	3,950
Transfer from loans to OREO	12,106	6,624	10,317
Transfer from loans HFS to trading securities	1,389,420	1,004,416	—
Certain previously reported amounts have been reclassified to agree with current presentation.
See accompanying notes to consolidated financial statements.

(a)	2018 includes $107.4 million related to the sale of approximately $120 million UPB of subprime auto loans. See Note 2 - Acquisitions and Divestitures for additional information.

(b)	2016 includes $537.4 million UPB of loans acquired from GE Capital.

(c)	See Note 2 - Acquisitions and Divestitures for additional information.

(d)	2018 and 2016 include $99.4 million and $93.5 million, respectively, repurchased under share repurchase programs.

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
Revenues. Revenue is recognized when the performance obligations under the terms of a contract with a customer are satisfied in an amount that reflects the consideration FHN expects to be entitled. FHN derives a significant portion of its revenues from fee-based services. Noninterest income from transaction-based fees is generally recognized immediately upon completion of the transaction. Noninterest income from service-based fees is generally recognized over the period in which FHN provides the service. Any services performed over time generally require that FHN render services each period and therefore FHN measures progress in completing these services based upon the passage of time and recognizes revenue as invoiced.

Following is a discussion of FHN's key revenues within the scope of Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers", and all related amendments, except as noted.

Fixed Income. Fixed income includes fixed income securities sales, trading, and strategies, loan sales and derivative sales which are not within the scope of revenue from contracts with customers. Fixed income also includes investment banking fees earned for services related to underwriting debt securities and performing portfolio advisory services. FHN's performance obligation for underwriting services is satisfied on the trade date while advisory services is satisfied over time.

Deposit Transactions and Cash Management. Deposit transactions and cash management activities include fees for services related to consumer and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. FHN's obligation for transaction-based services is satisfied at the time of the transaction when the service is delivered while FHN's obligation for service based fees is satisfied over the course of each month.

Brokerage, Management Fees and Commissions. Brokerage, management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales. Asset-based management fees are charged based on the market value of the client’s assets. The services associated with these revenues, which include investment advice and active management of client assets are generally performed and recognized over a month or quarter. Transactional revenues are based on the size and number of transactions executed at the client’s direction and are generally recognized on the trade date.
Trust Services and Investment Management. Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services. Obligations for trust services are generally satisfied over time but may be satisfied at points in time for certain activities that are transactional in nature.

Note 1 – Summary of Significant Accounting Policies (Continued)

Bankcard Income. Bankcard income includes credit interchange and network revenues and various card-related fees. Interchange income is recognized concurrently with the delivery of services on a daily basis. Card-related fees such as late fees, currency conversion, and cash advance fees are loan-related and excluded from the scope of ASU 2014-09.

Contract Balances. As of December 31, 2018, accounts receivable related to products and services on non-interest income were $8.1 million. For the year ended December 31, 2018, FHN had no material impairment losses on non-interest accounts receivable and there were no material contract assets, contract liabilities or deferred contract costs recorded on the Consolidated Statement of Condition as of December 31, 2018.

Transaction Price Allocated to Remaining Performance Obligations. For the year ended December 31, 2018, revenue recognized from performance obligations related to prior periods was not material. Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less and contracts where revenue is recognized as invoiced, is not material.

Refer to Note 20 - Business Segment Information for a reconciliation of disaggregated revenue by major product line and reportable segment.

Debt Investment Securities. Available-for-sale ("AFS") and held-to-maturity (“HTM”) securities are reviewed quarterly for possible other-than-temporary impairment (“OTTI”). The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and FHN’s intent and ability to hold the security. Debt securities that may be sold prior to maturity are classified as AFS and are carried at fair value. The unrealized gains and losses on debt securities AFS, including securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders’ equity and the Statements of Comprehensive Income. Debt securities which management has the intent and ability to hold to maturity are reported at amortized cost. Interest-only strips that are classified as securities AFS are valued at elected fair value. See Note 24 - Fair Value of Assets and Liabilities for additional information.
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
Equity Investment Securities. Equity securities were classified as AFS through December 31, 2017. Subsequently, all equity securities are classified in Other assets.
National banks chartered by the federal government are, by law, members of the Federal Reserve System. Each member bank is required to own stock in its regional Federal Reserve Bank ("FRB"). Given this requirement, FRB stock may not be sold, traded, or pledged as collateral for loans. Membership in the Federal Home Loan Bank (“FHLB”) network requires ownership of capital stock. Member banks are entitled to borrow funds from the FHLB and are required to pledge mortgage loans as collateral. Investments in the FHLB are non-transferable and, generally, membership is maintained primarily to provide a source of liquidity as needed. FRB and FHLB stock are recorded at cost and are subject to impairment reviews.
Other equity investments primarily consist of mutual funds which are marked to fair value through earnings. Smaller balances of equity investments without a readily determinable fair value are recorded at cost minus impairment with adjustments through earnings for observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
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

Note 1 – Summary of Significant Accounting Policies (Continued)

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
Loans Held-for-Sale. Loans originated or purchased in which management lacks the intent to hold are included in loans held-for-sale in the Consolidated Statements of Condition. FHN has elected the fair value option on a prospective basis for certain mortgage loans held-for-sale and repurchased loans that are not governmentally insured. Such loans are carried at fair value, with changes in the fair value recognized in the other income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option was elected, loan origination fees were recorded by FHN when earned and related direct loan origination costs are recognized when incurred. See Note 24 - Fair Value of Assets and Liabilities for additional information. FHN accounts for all other loans held-for-sale at the lower of cost or market value (“LOCOM”).
Loans. Generally, loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs, premiums and discounts are recognized in interest income upon early repayment of the loans. Cash collections from loans that were fully charged off prior to acquisition are recognized in noninterest income. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period.
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

Note 1 – Summary of Significant Accounting Policies (Continued)

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

Note 1 – Summary of Significant Accounting Policies (Continued)

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
Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Premises and equipment held-for-sale are generally valued at appraised values which reference recent disposition values for similar property types but also consider marketability discounts for vacant properties. The valuations of premises and equipment held-for-sale are reduced by estimated costs to sell. Impairments, and any subsequent recoveries, are recorded in noninterest expense. Gains and losses on dispositions are reflected in noninterest income and expense, respectively.
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
Other Real Estate Owned ("OREO"). Real estate acquired by foreclosure or other real estate-owned consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. At the time acquired, and in conjunction with the transfer from loans to OREO, there is a charge-off against the ALLL if the estimated fair value less costs to sell is less than the loan’s cost basis. Subsequent declines in fair value and gains or losses on dispositions, if any, are charged to All other expense on the Consolidated Statements of Income. Properties acquired by foreclosure in compliance with HUD servicing guidelines prior to January 1, 2015, are included in “OREO” and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2018, FHN had $2.9 million of these properties.
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

Note 1 – Summary of Significant Accounting Policies (Continued)

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
FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge or cash flow hedge as applicable, or as a free-standing derivative instrument entered into as an economic hedge or to meet customers’ needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Prior to 2018, ineffectiveness in debt and cash flow hedges was recorded in noninterest expense. Starting in 2018, for fair value hedges, the entire change in the fair value of the hedging instrument included in the assessment of effectiveness is recorded to the same financial statement line item (e.g., interest expense) used to present the earnings effect of the hedged item. For cash flow hedges, the entire fair value change of the hedging instrument that is included in the assessment of hedge effectiveness is initially recorded in other comprehensive income and later recycled into earnings as the hedged transaction(s) affect net income with the income statement effects recorded in the same financial statement line item used to present the earnings effect of the hedged item (e.g., interest income). For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 22 - Derivatives for additional information.
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

Note 1 – Summary of Significant Accounting Policies (Continued)

returns for Capital Bank Financial Corporation for 2010 - 2012 are under examination by the IRS. With few exceptions, FHN returns are no longer subject to federal or state and local tax examinations by tax authorities for years before 2013. FHN is currently under federal examination for 2013-2015 and is also under examination in several states.
Earnings per Share. Earnings per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding adjusted to include the number of additional common shares that would have been outstanding if the potential dilutive common shares resulting from performance shares and units, restricted shares and units, and options granted under FHN’s equity compensation plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in periods in which a net loss available to common shareholders exists.
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

Summary of Accounting Changes. Effective January 1, 2018, FHN adopted the provisions of ASU 2014-09, “Revenue from Contracts with Customers,” and all related amendments to all contracts using a modified retrospective transaction method. ASU 2014-09 does not change revenue recognition for financial assets. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step

Note 1 – Summary of Significant Accounting Policies (Continued)

recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In February 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations,” which provides additional guidance on whether an entity should recognize revenue on a gross or net basis, based on which party controls the specified good or service before that good or service is transferred to a customer. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing,” which clarifies the original guidance included in ASU 2014-09 for identification of the goods or services provided to customers and enhances the implementation guidance for licensing arrangements. ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients,” was issued in May 2016 to provide additional guidance for the implementation and application of ASU 2014-09. “Technical Corrections and Improvements” ASU 2016-20 was issued in December 2016 and provides further guidance on certain issues. FHN elected to adopt the provisions of the revenue recognition standards through the cumulative effect alternative and determined that there were no significant effects on the timing of recognition, which resulted in no cumulative effect adjustment being required. Beginning in first quarter 2018, in situations where FHN's broker-dealer operations serve as the lead underwriter, the associated revenues and expenses are presented gross. The effect on 2018 revenues and expenses was not significant.

Effective January 1, 2018, FHN adopted the provisions of ASU 2017-05, “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” through the cumulative effect approach. ASU 2017-05 clarifies the meaning and application of the term "in substance nonfinancial asset" in transactions involving both financial and nonfinancial assets. If substantially all of the fair value of the assets that are promised to the counterparty in a contract are concentrated in nonfinancial assets, then all of the financial assets promised to the counterparty are in substance nonfinancial assets within the scope of revenue recognition guidance for nonfinancial assets. ASU 2017-05 also clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it with the amount of revenue recognized based on the allocation guidance provided in ASU 2014-09. ASU 2017-05 also requires an entity to derecognize a distinct nonfinancial asset or distinct in substance nonfinancial asset in a partial sale transaction when it 1) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with Topic 810 and 2) transfers control of the asset in accordance with the provisions of ASU 2014-09. Once an entity transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset, it is required to measure any noncontrolling interest it receives (or retains) at fair value. FHN determined that there were no significant effects on the timing of revenue recognition, which resulted in no cumulative effect adjustment being required.

Effective January 1, 2018, FHN adopted the provisions of ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01 makes several revisions to the accounting, presentation and disclosure for financial instruments. Equity investments (except those accounted for under the equity method, those that result in consolidation of the investee, and those held by entities subject to specialized industry accounting which already apply fair value through earnings) are required to be measured at fair value with changes in fair value recognized in net income. This excludes FRB and FHLB stock holdings which are specifically exempted from the provisions of ASU 2016-01. An entity may elect to measure equity investments that do not have readily determinable market values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar instruments from the same issuer. ASU 2016-01 also requires a qualitative impairment review for equity investments without readily determinable fair values, with measurement at fair value required if impairment is determined to exist. For liabilities for which fair value has been elected, ASU 2016-01 revises current accounting to record the portion of fair value changes resulting from instrument-specific credit risk within other comprehensive income rather than earnings. FHN has not elected fair value accounting for any existing financial liabilities. Additionally, ASU 2016-01 clarifies that the need for a valuation allowance on a deferred tax asset related to available-for-sale securities should be assessed in combination with all other deferred tax assets rather than being assessed in isolation. ASU 2016-01 also makes several changes to existing fair value presentation and disclosure requirements, including a provision that all disclosures must use an exit price concept in the determination of fair value. Transition is through a cumulative effect adjustment to retained earnings for equity investments with readily determinable fair values. Equity investments without readily determinable fair values, for which the accounting election is made, had any initial fair value marks recorded through earnings prospectively after adoption.

Upon adoption, FHN reclassified $265.9 million of equity investments out of AFS securities to Other assets, leaving only debt securities within the AFS classification. FHN evaluated the nature of its current equity investments (excluding FRB and FHLB stock holdings which are specifically exempted from the provisions of ASU 2016-01) and determined that substantially all qualified for the election available to assets without readily determinable fair values. Accordingly, FHN has applied this election and any future fair value marks for these investments will be recognized through earnings on a prospective basis

Note 1 – Summary of Significant Accounting Policies (Continued)

subsequent to adoption. The requirements of ASU 2016-01 related to assessment of deferred tax assets and disclosure of the fair value of financial instruments did not have a significant effect on FHN because its current accounting and disclosure practices conform to the requirements of ASU 2016-01.

Effective January 1, 2018, FHN adopted the provisions of ASU 2016-04, “Recognition of Breakage of Certain Prepaid Stored-Value Products,” which indicates that liabilities related to the sale of prepaid stored-value products are considered financial liabilities and should have a breakage estimate applied for estimated unused funds. ASU 2016-04 does not apply to stored-value products that can only be redeemed for cash, are subject to escheatment or are linked to a segregated bank account. The adoption of ASU 2016-04 did not have a significant effect on FHN’s current accounting and disclosure practices.

Effective January 1, 2018, FHN adopted the provisions of ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which clarifies multiple cash flow presentation issues including providing guidance as to classification on the cash flow statement for certain cash receipts and cash payments where diversity in practice exists. The adoption of ASU 2016-15 was applied retroactively resulting in proceeds from bank-owned life insurance (“BOLI”) being classified as an investing activity rather than their prior classification as an operating activity. All of these amounts are included in Other assets in the Consolidated Statement of Condition. The amounts reclassified are presented in the table below.

	Fiscal Years Ended December 31
(Dollars in thousands)	2017	2016

Proceeds from BOLI	$11,440	$2,740

Effective January 1, 2018, FHN retroactively adopted the provisions of ASU 2017-07, “Improving the Presentation of Net
Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires the disaggregation of the service cost component from the other components of net benefit cost for pension and postretirement plans. Service cost must be included in the same income statement line item as other compensation-related expenses. All other components of net benefit cost are required to be presented in the income statement separately from the service cost component, with disclosure of the line items where these amounts are recorded. FHN’s disclosures for pension and postretirement costs provide details of the service cost and all other components for expenses recognized for its applicable benefit plans. All of these amounts were previously included in Employee compensation, incentives, and benefits expense in the Consolidated Statements of Income. Upon adoption of ASU 2017-07 FHN reclassified the expense components other than service cost into All other expense and revised its disclosures accordingly. The amounts reclassified are presented in the table below.

	Fiscal Years Ended December 31
(Dollars in thousands)	2017	2016

Net periodic benefit cost/(credit) reclassified	$1,946	$(843)

Effective January 1, 2018, FHN early adopted the provisions of ASU 2017-08, “Premium Amortization on Purchased Callable Debt Securities,” which shortens the amortization period for securities that have explicit, noncontingent call features that are callable at fixed prices and on preset dates. In contrast to the current requirement for premium amortization to extend to the contractual maturity date, ASU 2017-08 requires the premium to be amortized to the earliest call date. ASU 2017-08 does not change the amortization of discounts, which will continue to be amortized to maturity. The new guidance does not apply to either 1) debt securities where the prepayment date is not preset or the price is not known in advance or 2) debt securities that qualify for amortization based on estimated prepayment rates. The adoption of ASU 2017-08 did not have an effect on FHN's investments.

Effective January 1, 2018, FHN early adopted the provisions of ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities,” which revises the financial reporting for hedging relationships through changes to both the designation and measurement requirements for qualifying hedge relationships and the presentation of hedge results. ASU 2017-12 expands permissible risk component hedging strategies, including the designation of a contractually specified interest rate (e.g., a bank’s prime rate) in hedges of cash flows from variable rate financial instruments. Additionally, ASU 2017-12 makes significant revisions to fair value hedging activities, including the ability to measure the fair value changes for a hedged item solely for changes in the benchmark interest rate, permitting partial-term hedges, limiting consideration of prepayment risk for hedged debt instruments solely to the effects of changes in the benchmark interest rate and allowing for certain hedging strategies to be

Note 1 – Summary of Significant Accounting Policies (Continued)

applied to closed portfolios of prepayable debt instruments. ASU 2017-12 also provides elections for the exclusion of certain portions of a hedging instrument’s change in fair value from the assessment of hedge effectiveness. If elected, the fair value changes of these excluded components may be recognized immediately or recorded into other comprehensive income with recycling into earnings using a rational and systematic methodology over the life of the hedging instrument.

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

FHN early adopted the provisions of ASU 2017-12 in the first quarter of 2018. Prospectively, FHN is recording components of hedging results for its fair value and cash flow hedges previously recognized in other expense within either interest income or interest expense. Additionally, FHN made cumulative effect adjustments to the hedged items, accumulated other comprehensive income and retained earnings as of the beginning of 2018. The magnitude of the cumulative effect adjustments and prospective effects were insignificant for FHN’s hedge relationships.

In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement,” which makes multiple revisions to current disclosures requirements for fair value measurements. ASU 2018-13 removes the disclosure requirements for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of recognition for transfers between fair value levels and the discussion of valuation processes for Level 3 measurements. Additional disclosure is required for unrealized gains and losses recognized with accumulated other comprehensive income and the weighted average and range of unobservable inputs used in Level 3 measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted at an individual level for each removed or modified disclosure while adoption of other changes may be delayed until their effective date. FHN has elected early adoption for most of the disclosure revisions which are reflected in Note 24 - Fair Value of Assets and Liabilities.

In August 2018, the FASB issued ASU 2018-14, “Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans,” which makes multiple revisions to the disclosure requirements for defined benefit pension and postretirement plans. ASU 2018-14 removes the disclosure requirements for 1) the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year, 2) the amount and timing of plan assets expected to be returned to the employer, and 3) the effects of a one-percentage-point change in assumed health care cost trend rates on the (a) aggregate of the service and interest cost components of net periodic benefit costs and (b) benefit obligation for postretirement health care benefits. ASU 2018-14 adds disclosures for 1) the weighted-average interest crediting rates for plans with promised interest crediting rates, 2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, 3) the projected benefit obligation ("PBO") and fair value of plan assets for plans with PBOs in excess of plan assets and 4) the accumulated benefit obligation ("ABO") and fair value of plan assets for plans with ABOs in excess of plan assets. ASU 2018-14 is effective for fiscal years ending after December 15, 2020 with full retrospective presentation required. Early adoption is permitted. FHN has elected early adoption and the disclosure revisions are presented in Note 18 - Pensions, Savings and Other Employee Benefits.

Note 1 – Summary of Significant Accounting Policies (Continued)

Accounting Changes Issued but Not Currently Effective

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

In July 2018, the FASB issued ASU 2018-11, “Leases - Targeted Improvements,” which provides an election for a cumulative effect adjustment to retained earnings upon initial adoption of ASU 2016-02. Alternatively, under the initial guidance of ASU 2016-02, lessees and lessors are required to recognize and measure leases at the beginning of the earliest comparative period presented using a modified retrospective approach. Both adoption alternatives include a number of optional practical expedients that entities may elect to apply, which would result in continuing to account for leases that commence before the effective date in accordance with previous requirements (unless the lease is modified) except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous requirements. ASU 2016-02 also requires expanded qualitative and quantitative disclosures to assess the amount, timing, and uncertainty of cash flows arising from lease arrangements. ASU 2016-02 and ASU 2018-11 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Upon adoption, FHN utilized the cumulative effect transition alternative provided by ASU 2018-11. FHN utilized the lease classification practical expedients and the short-term lease exemption upon adoption. FHN also has elected to determine the discount rate on leases as of the effective date and elected to use hindsight in determining remaining lease terms as well as impairments of lease assets resulting from lease abandonments upon adoption. The adoption of ASU 2016-02 resulted in recognition of lease assets of approximately $196 million and lease liabilities of approximately $204 million along with smaller impacts to other balance sheet classifications as well as an after-tax increase in retained earnings of approximately $3 million, primarily reflecting the recognition of deferred gains associated with prior sale-leaseback transactions.

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

Note 1 – Summary of Significant Accounting Policies (Continued)

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

ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in fiscal years beginning after December 15, 2018. FHN continues to evaluate the impact of ASU 2016-13, and is not currently able to reasonably estimate the impact the adoption will have on its consolidated financial position, results of operations, or cash flows. Adoption of ASU 2016-13 is likely to lead to significant changes in accounting policies and procedures related to FHN’s ALLL, and it is possible that the impact of the adoption could be material to FHN’s consolidated financial position and results of operations. To date, the Company has completed a gap analysis, established a formal governance structure for the project, selected loss estimation methodologies for material portfolio segments, selected a software solution to serve as its CECL platform, and are in the latter stages of model development activities. FHN intends to perform parallel runs in the latter half of 2019.

In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract,” which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). Capitalized implemented costs are required to be expensed over the term of the hosting arrangement which includes the non-cancellable period of the arrangement plus periods covered by (1) an option to extend the arrangement if the customer is reasonably certain to exercise that option, (2) an option to terminate the arrangement if the customer is reasonably certain not to exercise the termination option, and (3) an option to extend (or not to terminate) the arrangement in which exercise of the option is in the control of the vendor. ASU 2018-15 also requires application of the impairment guidance applicable to long-lived assets to the capitalized implementation costs. Amortization expense related to capitalized implementation costs must be presented in the same line item in the statement of income as the fees associated with the hosting element (service) of the arrangement and payments for capitalized implementation costs will be classified in the statement of cash flows in the same manner as payments made for fees associated with the hosting element. Capitalized implementation costs will be presented in the statement of financial position in the same line item that a prepayment for the fees of the associated hosting arrangement would be presented. ASU 2018-15 is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. Adoption may be either fully retrospective or prospective only. FHN has elected early adoption of ASU 2018-15 effective January 1, 2019 using the prospective transition method and the effects of adoption are not significant.

Note 2 – Acquisitions and Divestitures
On November 30, 2017, FHN completed its acquisition of Capital Bank Financial Corporation ("CBF") and its subsidiaries, including Capital Bank Corporation, for an aggregate of 92,042,232 shares of FHN common stock and $423.6 million in cash in a transaction valued at $2.2 billion. In second quarter 2018, FHN canceled 2,373,220 common shares which had been issued but set aside for certain shareholders of CBF who have commenced a dissenters' appraisal process resulting in a reduction in equity consideration and an increase in cash consideration of $46.0 million. The final appraisal or settlement amount, as applicable, may differ from current estimates. CBF operated 178 branches in North and South Carolina, Tennessee, Florida and Virginia at the time of closing. In relation to the acquisition, FHN acquired approximately $9.9 billion in assets, including approximately $7.3 billion in loans and $1.2 billion in AFS securities, and assumed approximately $8.1 billion of CBF deposits.
The following schedule details acquired assets and liabilities and consideration paid, as well as adjustments to record the assets and liabilities at their estimated fair values as of November 30, 2017. These fair value measurements are based on third party and internal valuations.

	Capital Bank Financial Corporation
	As	Purchase Accounting/Fair
	Acquired	Value Adjustments (unaudited)				As recorded
(Dollars in thousands)	(unaudited)	2017		2018 (a)		by FHN
Assets:
Cash and cash equivalents	$205,999	$—		$—		$205,999
Trading securities	4,758	(4,758)	(b)	—		—
Loans held-for-sale	—	134,003		(11,034)		122,969
Securities available-for-sale	1,017,867	175,526		—		1,193,393
Securities held-to-maturity	177,549	(177,549)		—		—
Loans	7,596,049	(320,372)		867		7,276,544
Allowance for loan losses	(45,711)	45,711		—		—
CBF Goodwill	231,292	(231,292)		—		—
Other intangible assets	24,498	119,302		(2,593)		141,207
Premises and equipment	196,298	37,054		(9,470)		223,882
OREO	43,077	(9,149)		(315)		33,613
Other assets	617,232	41,320	(c)	(22,422)	(c)	636,130
Total assets acquired	$10,068,908	$(190,204)		$(44,967)		$9,833,737

Liabilities:
Deposits	$8,141,593	$(849)		$(642)		$8,140,102
Securities sold under agreements to repurchase	26,664	—		—		26,664
Other short-term borrowings	390,391	—		—		390,391
Term borrowings	119,486	67,683		—		187,169
Other liabilities	59,995	4,291		1,631		65,917
Total liabilities assumed	8,738,129	71,125		989		8,810,243
Net assets acquired	$1,330,779	$(261,329)		$(45,956)		1,023,494
Consideration paid:
Equity						(1,746,718)
Cash						(469,615)
Total consideration paid						(2,216,333)
Goodwill						$1,192,839

(a)
Amounts reflect adjustments made to provisional fair value estimates during the measurement period ending November 30, 2018. These adjustments were recorded in FHN's Consolidated Statement of Condition in 2018 with a corresponding adjustment to goodwill.

(b)	Amount represents a conformity adjustment to align with FHN presentation.

(c)	Amount primarily relates to a net deferred tax asset recorded for the effects of the purchase accounting adjustments and adjustments for acquired tax contingencies.

Note 2 – Acquisitions and Divestitures (Continued)

In relation to the acquisition, FHN recorded goodwill of approximately $1.2 billion, representing the excess of acquisition consideration over the estimated fair value of net assets acquired. All goodwill has been attributed to FHN’s Regional Banking segment (refer to Note 7 - Intangible Assets for additional information). This goodwill is the result of 1) the addition of an experienced workforce, 2) expected synergies to be realized within overlapping banking markets, 3) operational efficiencies to be obtained through integration of back office functions and 4) proportionately lower net operating costs from a larger company scale. $17.0 million of goodwill is expected to be deductible for tax purposes as a result of tax bases carryover resulting from prior CBF acquisitions. FHN’s operating results for 2018 and 2017 include the operating results of the assets and liabilities acquired from CBF subsequent to the acquisition on November 30, 2017.
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
Loans and loans held-for-sale: Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, amortization status and current discount rates. Loans were aggregated according to similar characteristics when applying various valuation techniques. The discount rate does not include a factor for credit losses as that has been included as a reduction to the estimated cash flows. Loans held-for-sale were classified according to FHN’s intent at closing. The valuation of loans held-for-sale reflects contractual or bid prices.
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

Note 2 – Acquisitions and Divestitures (Continued)

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
This unaudited pro forma information combines the historical consolidated results of operations of FHN and CBF for the periods presented and gives effect to the following nonrecurring adjustments:
Fair value adjustments: Pro forma adjustment to net interest income of $34.5 million and $46.5 million for the years ended December 31, 2017 and 2016, respectively, to record estimated amortization of premiums and accretion of discounts on acquired loans, securities, deposits, and term borrowings.
CBF accretion/amortization: Pro forma adjustment to net interest income of $24.4 million and $25.9 million for the years ended December 31, 2017 and 2016, respectively, to eliminate CBF amortization of premiums and accretion of discounts on previously acquired loans, securities, and deposits.
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
All expenses related to the merger and integration with CBF are recorded in FHN's Corporate segment. Integration activities were substantially completed in second quarter 2018.
Total CBF merger and integration expense recognized for the years ended December 31, 2018 and 2017 are presented in the table below:

Note 2 – Acquisitions and Divestitures (Continued)

	Twelve Months Ended December 31,
(Dollars in thousands)	2018	2017
Professional fees (a)	$22,337	$28,151
Employee compensation, incentives and benefits (b)	9,613	17,077
Contract employment and outsourcing (c)	3,681	1,270
Occupancy (d)	5,236	15
Miscellaneous expense (e)	7,652	1,291
All other expense (f)	43,874	8,944
Total	$92,393	$56,748
(a) Primarily comprised of fees for legal, accounting, investment bankers, and merger consultants.
(b) Primarily comprised of fees for severance and retention.
(c) Primarily relates to fees for temporary assistance for merger and integration activities.
(d) Primarily relates to fees associated with lease exit accruals.
(e) Consists of fees for Operations services, communications and courier, equipment rentals, depreciation, and maintenance, supplies, travel and entertainment, computer software, and advertising and public relations.
(f) Primarily relates to contract termination charges, costs of shareholder matters and asset impairments related to the integration, as well as other miscellaneous expenses.
On March 23, 2018, FHN divested two branches, including approximately $30 million of deposits and $2 million of loans. The branches, both in Greeneville, Tennessee, were divested in connection with First Horizon's agreement with the U.S. Department of Justice and commitments to the Board of Governors of the Federal Reserve System, which were entered into in connection with a customary review of FHN's merger with CBF.

In second quarter 2018, FHN sold approximately $120 million UPB of its subprime auto loans. These loans, originally acquired as part of the CBF acquisition, did not fit within FHN's risk profile. Based on the sales price, a measurement period adjustment to the acquisition-date fair value of the subprime auto loans was recorded in second quarter 2018. A measurement period adjustment was made in fourth quarter 2018 for other consumer loans acquired from CBF based on pricing information received from potential buyers.
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

Note 2 – Acquisitions and Divestitures (Continued)

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
In addition to the transactions mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate. In January 2019, FHN signed an agreement to sell Superior Financial Services, Inc., a subsidiary acquired as part of the CBF acquisition. The sale will result in the removal of approximately $25 million UPB of subprime consumer loans from Loans held-for-sale on FHN's Consolidated Statements of Condition and is expected to close in the first half of 2019.

Note 3 – Investment Securities
The following tables summarize FHN’s investment securities on December 31, 2018 and 2017:

	December 31, 2018
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:
U.S. treasuries	$100	$—	$(2)	$98
Government agency issued mortgage-backed securities (“MBS”)	2,473,687	4,819	(58,400)	2,420,106
Government agency issued collateralized mortgage obligations (“CMO”)	2,006,488	888	(48,681)	1,958,695
Other U.S. government agencies	149,050	809	(73)	149,786
Corporates and other debt	55,383	388	(461)	55,310
State and municipalities	32,473	314	(214)	32,573
	$4,717,181	$7,218	$(107,831)	4,616,568
AFS securities recorded at fair value through earnings:
SBA-interest only strips (a)				9,902
Total securities available-for-sale (b)				$4,626,470
Securities held-to-maturity:
Corporates and other debt	$10,000	$—	$(157)	$9,843
Total securities held-to-maturity	$10,000	$—	$(157)	$9,843

(a)	SBA-interest only strips are recorded at elected fair value. See Note 24 - Fair Value of Assets and Liabilities for additional information.

(b)	Includes $3.8 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

	December 31, 2017
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:
U.S. treasuries	$100	$—	$(1)	$99
Government agency issued MBS	2,580,442	10,538	(13,604)	2,577,376
Government agency issued CMO	2,302,439	1,691	(34,272)	2,269,858
Corporates and other debt	55,799	23	(40)	55,782
Equity and other (a)	265,863	7	—	265,870
	$5,204,643	$12,259	$(47,917)	5,168,985
AFS securities recorded at fair value through earnings:
SBA-interest only strips (b)				1,270
Total securities available-for-sale (c)				$5,170,255
Securities held-to-maturity:
Corporates and other debt	$10,000	$—	$(99)	$9,901
Total securities held-to-maturity	$10,000	$—	$(99)	$9,901

(a)
Includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $134.6 million. The remainder is money market, mutual funds, and cost method investments. Equity investments were reclassified to Other assets upon adoption of ASU 2016-01 on January 1, 2018.

(b)	SBA-interest only strips are recorded at elected fair value. See Note 24 - Fair Value of Assets and Liabilities for additional information.

(c)	Includes $4.0 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes.

Note 3 – Investment Securities (Continued)

The amortized cost and fair value by contractual maturity for the available-for-sale and held-to-maturity debt securities portfolios on December 31, 2018 are provided below:

	Held-to-Maturity		Available-for-Sale
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$—	$—	$15,125	$15,008
After 1 year; within 5 years	—	—	189,408	190,217
After 5 years; within 10 years	10,000	9,843	755	3,445
After 10 years	—	—	31,718	38,999
Subtotal	10,000	9,843	237,006	247,669
Government agency issued MBS and CMO (a)	—	—	4,480,175	4,378,801
Total	$10,000	$9,843	$4,717,181	$4,626,470

(a)	Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
The table below provides information on gross gains and gross losses from debt investment securities for the years ended December 31: Equity securities are included for periods prior to 2018.

	Available-for-Sale
(Dollars in thousands)	2018	2017	2016
Gross gains on sales of securities	$52	$2,514	$5,754
Gross (losses) on sales of securities	—	(1,922)	(4,213)
Net gain/(loss) on sales of securities (a) (b)	52	592	1,541
OTTI recorded (c)	—	—	(200)
Total securities gain/(loss), net	$52	$592	$1,341

(a)
Cash proceeds from the sale of available-for-sale securities during 2018 were not material. Cash proceeds from sales during 2017 and 2016 were $937.0 million and $444.2 million, respectively. 2016 includes a $1.5 million net gain from exchanges of approximately $736 million of AFS debt securities.

(b)	2017 includes a $.4 million gain associated with the call of a $4.4 million held-to-maturity municipal bond.

(c)	OTTI recorded is related to equity securities.

Note 3 – Investment Securities (Continued)

The following tables provide information on investments within the available-for-sale portfolio that had unrealized losses as of December 31, 2018 and 2017:

	As of December 31, 2018
	Less than 12 months		12 months or longer		Total
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasuries	$—	$—	$98	$(2)	$98	$(2)
Government agency issued MBS	597,008	(12,335)	1,537,106	(46,065)	2,134,114	(58,400)
Government agency issued CMO	290,863	(2,860)	1,560,420	(45,821)	1,851,283	(48,681)
Other U.S. government agencies	29,776	(73)	—	—	29,776	(73)
Corporates and other debt	25,114	(344)	15,008	(117)	40,122	(461)
States and municipalities	17,292	(214)	—	—	17,292	(214)
Total temporarily impaired securities	$960,053	$(15,826)	$3,112,632	$(92,005)	$4,072,685	$(107,831)

	As of December 31, 2017
	Less than 12 months		12 months or longer		Total
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasuries	$99	$(1)	$—	$—	$99	$(1)
Government agency issued MBS	1,455,476	(4,738)	331,900	(8,866)	1,787,376	(13,604)
Government agency issued CMO	1,043,987	(7,464)	832,173	(26,808)	1,876,160	(34,272)
Corporates and other debt	15,294	(40)	—	—	15,294	(40)
Total temporarily impaired securities	$2,514,856	$(12,243)	$1,164,073	$(35,674)	$3,678,929	$(47,917)
FHN has reviewed debt investment securities that were in unrealized loss positions in accordance with its accounting policy for OTTI and does not consider them other-than-temporarily impaired. For debt securities with unrealized losses, FHN does not intend to sell them and it is more-likely-than-not that FHN will not be required to sell them prior to recovery. The decline in value is primarily attributable to changes in interest rates and not credit losses.
The carrying amount of equity investments without a readily determinable fair value was $21.3 million and $16.3 million at December 31, 2018 and January 1, 2018, respectively. The year-to-date 2018 gross amounts of upward and downward valuation adjustments were not significant.
Unrealized losses of $1.5 million were recognized during 2018 for equity investments with readily determinable fair values.
In third quarter 2018 FHN sold its remaining holdings of Visa Class B Shares resulting in a pre-tax gain of $212.9 million recognized within the Corporate segment. See the Visa Matters section of Note 17 - Contingencies and Other Disclosures and Other Derivatives section of Note 22 - Derivatives for more information regarding FHN’s Visa shares.

Note 4 – Loans
The following table provides the balance of loans, net of unearned income, by portfolio segment as of December 31, 2018 and 2017:

	December 31
(Dollars in thousands)	2018	2017
Commercial:
Commercial, financial, and industrial	$16,514,328	$16,057,273
Commercial real estate	4,030,870	4,214,695
Consumer:
Consumer real estate (a)	6,249,516	6,479,242
Permanent mortgage	222,448	287,820
Credit card & other	518,370	619,899
Loans, net of unearned income	$27,535,532	$27,658,929
Allowance for loan losses	180,424	189,555
Total net loans	$27,355,108	$27,469,374
 Certain previously reported amounts have been reclassified to agree with current presentation.

(a)	Balances as of December 31, 2018 and 2017, include $16.2 million and $24.2 million of restricted real estate loans, respectively. See Note 21—Variable Interest Entities for additional information.
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
Concentrations
FHN has a concentration of residential real estate loans (24 percent of total loans), the majority of which is in the consumer real estate segment (23 percent of total loans). Loans to finance and insurance companies total $2.8 billion (17 percent of the C&I portfolio, or 10 percent of the total loans). FHN had loans to mortgage companies totaling $2.0 billion (12 percent of the C&I segment, or 7 percent of total loans) as of December 31, 2018. As a result, 29 percent of the C&I segment is sensitive to impacts on the financial services industry.
Restrictions
On December 31, 2018, $6.1 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. As of December 31, 2018 and 2017, FHN pledged all of its first and second lien mortgages and HELOCs, excluding restricted real estate loans, to secure potential borrowings from the FHLB-Cincinnati. Additionally, beginning in November 2017, FHN pledged all of its commercial real estate loans to secure potential borrowings from the FHLB-Cincinnati. Restricted loans secure borrowings associated with consolidated VIEs. See Note 21 - Variable Interest Entities for additional discussion.

Note 4 – Loans (Continued)

Acquisition
On November 30, 2017, FHN completed its acquisition of CBF. The acquisition included $7.6 billion in unpaid balance of loans with a fair value of $7.4 billion of which $121.8 million is held-for-sale.
Generally, the fair value for the acquired loans is estimated using a discounted cash flow analysis with significant unobservable inputs (Level 3) including adjustments for expected credit losses, prepayment speeds, current market rates for similar loans, and an adjustment for investor-required yield given product-type and various risk characteristics.
At acquisition, FHN designated certain loans as PCI with the remaining loans accounted for under ASC 310-20, “Nonrefundable Fees and Other Costs”. Of the loans designated as PCI at acquisition, $4.7 million is held-for-sale. For loans accounted for under ASC 310-20, the difference between each loan’s book value and the estimated fair value at the time of the acquisition will be accreted into interest income over its remaining contractual life and the subsequent accounting and reporting will be similar to a loan in FHN’s originated portfolio.
The following tables reflect FHN's contractually required payments receivable, cash flows expected to be collected and the fair value of the acquired loans at the acquisition date of November 30, 2017.

Non-PCI Loans
(Dollars in thousands)	November 30, 2017
Contractually required payments including interest	$9,182,610
Less : expected losses and foregone interest	(801,546)
Cash flows expected to be collected	8,381,064
Fair value of loans acquired (a)	$7,220,094

(a)	Includes $117.1 million of loans held-for-sale.

PCI Loans
(Dollars in thousands)	November 30, 2017
Contractually required payments including interest	$258,950
Less : nonaccretable difference	(77,022)
Cash flows expected to be collected	181,928
Less : accretable yield	(14,271)
Fair value of loans acquired (a)	$167,657

(a)	Includes $4.7 million of loans held-for-sale.

Note 4 – Loans (Continued)

Purchased Credit-Impaired Loans
The following table presents a rollforward of the accretable yield for the year ended December 31, 2018 and 2017:

	Year Ended December 31
(Dollars in thousands)	2018	2017
Balance, beginning of period	$15,623	$6,871
Addition	—	13,957
Accretion	(9,467)	(3,564)
Adjustment for payoffs	(3,896)	(1,917)
Adjustment for charge-offs	(1,115)	(45)
Adjustment for pool excess recovery (a)	(123)	(222)
Increase in accretable yield (b)	12,791	467
Disposals	(240)	—
Other	(198)	76
Balance, end of period	$13,375	$15,623

(a)	Represents the removal of accretable difference for the remaining loans in a pool which is now in a recovery state.

(b)	Includes changes in the accretable yield due to both transfers from the nonaccretable difference and the impact of changes in the expected timing of the cash flows.
At December 31, 2018, the ALLL related to PCI loans was $4.0 million compared to $3.2 million at December 31, 2017. The loan loss provision expense related to PCI loans during 2018 was $4.8 million, compared to $2.5 million during 2017.
The following table reflects the outstanding principal balance and carrying amounts of the acquired PCI loans as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
(Dollars in thousands)	Carrying value	Unpaid balance	Carrying value	Unpaid balance
Commercial, financial and industrial	$38,873	$44,259	$96,598	$109,280
Commercial real estate	15,197	17,232	36,107	41,488
Consumer real estate	30,723	34,820	38,176	42,568
Credit card and other	1,627	1,879	5,500	6,351
Total	$86,420	$98,190	$176,381	$199,687

Note 4 – Loans (Continued)

Impaired Loans
The following tables provide information at December 31, 2018 and 2017, by class related to individually impaired loans and consumer TDRs, regardless of accrual status. Recorded investment is defined as the amount of the investment in a loan, excluding any valuation allowance but including any direct write-down of the investment. For purposes of this disclosure, PCI loans and the TRUPS valuation allowance have been excluded.

	December 31, 2018
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:
Commercial:
General C&I (a)	$42,902	$45,387	$—	$24,186	$757
Income CRE	1,589	1,589	—	1,434	51
Residential CRE	$—	$—	$—	$374	$—
Total	$44,491	$46,976	$—	$25,994	$808
Consumer:
HELOC (b)	$8,645	$16,648	$—	$8,723	$—
R/E installment loans (b)	4,314	4,796	—	4,300	—
Permanent mortgage (b)	3,601	6,003	—	4,392	—
Total	$16,560	$27,447	$—	$17,415	$—
Impaired loans with related allowance recorded:
Commercial:
General C&I	$2,802	$2,802	$149	$16,011	$—
TRUPS	2,888	3,700	925	2,981	—
Income CRE	377	377	—	348	10
Residential CRE	—	—	—	99	—
Total	$6,067	$6,879	$1,074	$19,439	$10
Consumer:
HELOC	$66,482	$69,610	$11,241	$69,535	$2,273
R/E installment loans	38,993	39,851	6,743	40,118	1,024
Permanent mortgage	67,245	78,010	9,419	73,259	2,290
Credit card & other	695	695	337	626	14
Total	$173,415	$188,166	$27,740	$183,538	$5,601
Total commercial	$50,558	$53,855	$1,074	$45,433	$818
Total consumer	$189,975	$215,613	$27,740	$200,953	$5,601
Total impaired loans	$240,533	$269,468	$28,814	$246,386	$6,419

(a)	In Q1 2018, the allowance for TDRs within the commercial portfolio was removed.

(b)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.

Note 4 – Loans (Continued)

	December 31, 2017
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:
Commercial:
General C&I	$8,183	$17,372	$—	$7,810	$—
Income CRE	—	—	—	—	—
Total	$8,183	$17,372	$—	$7,810	$—
Consumer:
HELOC (a)	$9,258	$19,193	$—	$10,374	$—
R/E installment loans (a)	4,093	4,663	—	4,076	—
Permanent mortgage (a)	5,132	7,688	—	5,602	—
Total	$18,483	$31,544	$—	$20,052	$—
Impaired loans with related allowance recorded:
Commercial:
General C&I	$31,774	$38,256	$5,119	$29,183	$773
TRUPS	3,067	3,700	925	3,139	—
Income CRE	1,612	1,612	49	1,695	52
Residential CRE	795	1,263	83	1,106	10
Total	$37,248	$44,831	$6,176	$35,123	$835
Consumer:
HELOC	$72,469	$75,207	$14,382	$77,454	$2,261
R/E installment loans	43,075	43,827	8,793	48,473	1,246
Permanent mortgage	79,662	90,934	12,105	81,422	2,455
Credit card & other	593	593	311	406	11
Total	$195,799	$210,561	$35,591	$207,755	$5,973
Total commercial	$45,431	$62,203	$6,176	$42,933	$835
Total consumer	$214,282	$242,105	$35,591	$227,807	$5,973
Total impaired loans	$259,713	$304,308	$41,767	$270,740	$6,808

(a)	All discharged bankruptcy loans are charged down to an estimate of net realizable value and do not carry any allowance.
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

Note 4 – Loans (Continued)

The following tables provide the balances of commercial loan portfolio classes with associated allowance, disaggregated by PD grade as of December 31, 2018 and 2017:

	December 31, 2018
(Dollars in thousands)	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses
PD Grade:
1	$610,177	$—	$—	$12,586	$—	$622,763	3%	$100
2	835,776	—	—	1,688	29	837,493	4	274
3	782,362	716,971	—	289,594	147	1,789,074	9	315
4	1,223,092	394,862	43,220	563,243	—	2,224,417	11	686
5	1,920,034	277,814	77,751	798,509	14,150	3,088,258	15	8,919
6	1,722,136	365,341	45,609	657,628	33,759	2,824,473	14	8,141
7	2,690,784	96,603	11,446	538,909	26,135	3,363,877	16	16,906
8	1,337,113	53,224	—	265,901	20,320	1,676,558	8	18,545
9	1,472,852	96,292	45,117	455,184	29,849	2,099,294	10	15,454
10	490,795	13,260	18,536	60,803	3,911	587,305	3	8,675
11	311,967	—	—	66,986	788	379,741	2	7,973
12	244,867	9,379	—	82,574	5,717	342,537	2	6,972
13	285,987	—	5,786	55,408	251	347,432	2	10,094
14,15,16	224,853	—	—	28,835	837	254,525	1	23,307
Collectively evaluated for impairment	14,152,795	2,023,746	247,465	3,877,848	135,893	20,437,747	100	126,361
Individually evaluated for impairment	45,704	—	2,888	1,966	—	50,558	—	1,074
Purchased credit-impaired loans	41,730	—	—	12,730	2,433	56,893	—	2,823
Total commercial loans	$14,240,229	$2,023,746	$250,353	$3,892,544	$138,326	$20,545,198	100%	$130,258

(a)
Balances presented net of a $20.2 million valuation allowance. Based on the underlying structure of the notes, the highest possible internal grade was “13” prior to second quarter 2018. In second quarter 2018, this portfolio was re-graded to align with its scorecard grading methodologies which resulted in upgrades to a majority of this portfolio. In 3Q18, FHN sold $55.5 million of TRUPS loans with a $5.0 million valuation allowance. Upon sale, a gain of $3.8 million was recognized in the Non-Strategic segment within Fixed Income in the Consolidated Statement of Income. An additional TRUPS loan with a principal balance of $3.0 million and a valuation of $.3 million was paid off in fourth quarter 2018.

Note 4 – Loans (Continued)

	December 31, 2017
(Dollars in thousands)	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	Total	Percentage of Total	Allowance for Loan Losses
PD Grade:
1	$536,244	$—	$—	$2,500	$—	$538,744	3%	$70
2	877,635	—	—	1,798	69	879,502	4	339
3	582,224	652,982	—	210,073	40	1,445,319	7	272
4	959,581	629,432	—	309,699	—	1,898,712	9	854
5	1,461,632	328,477	—	415,764	2,474	2,208,347	11	7,355
6	1,668,247	335,169	—	456,706	3,179	2,463,301	12	10,495
7	2,257,400	47,720	—	554,590	9,720	2,869,430	14	13,490
8	1,092,994	35,266	—	241,938	6,454	1,376,652	7	21,831
9	2,633,854	70,915	—	1,630,176	61,475	4,396,420	22	9,804
10	373,537	—	—	43,297	4,590	421,424	2	8,808
11	226,382	—	—	31,785	2,936	261,103	1	6,784
12	409,838	—	—	156,717	6,811	573,366	3	5,882
13	202,613	—	303,848	15,707	268	522,436	3	7,265
14,15,16	228,852	—	—	6,587	823	236,262	1	24,400
Collectively evaluated for impairment	13,511,033	2,099,961	303,848	4,077,337	98,839	20,091,018	99	117,649
Individually evaluated for impairment	39,957	—	3,067	1,612	795	45,431	—	6,176
Purchased credit-impaired loans	99,407	—	—	31,615	4,497	135,519	1	2,813
Total commercial loans	$13,650,397	$2,099,961	$306,915	$4,110,564	$104,131	$20,271,968	100%	$126,638

(a)
Balances presented net of a $25.5 million valuation allowance. Based on the underlying structure of the notes, the highest possible internal grade was “13” prior to second quarter 2018. In second quarter 2018, this portfolio was re-graded to align with its scorecard grading methodologies which resulted in upgrades to a majority of this portfolio.

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
The following table reflects the percentage of balances outstanding by average, refreshed FICO scores for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2018 and 2017:

	December 31, 2018			December 31, 2017
	HELOC	R/E Installment Loans	Permanent Mortgage	HELOC	R/E Installment Loans	Permanent Mortgage
FICO score 740 or greater	61.4%	71.3%	51.8%	60.0%	73.1%	46.4%
FICO score 720-739	8.5	8.8	7.6	8.7	8.0	12.8
FICO score 700-719	7.6	7.0	10.6	8.3	6.4	9.2
FICO score 660-699	10.9	7.6	14.7	11.1	7.2	14.8
FICO score 620-659	5.1	2.8	6.5	4.9	2.8	7.3
FICO score less than 620 (a)	6.5	2.5	8.8	7.0	2.5	9.5
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	For this group, a majority of the loan balances had FICO scores at the time of the origination that exceeded 620 but have since deteriorated as the loans have seasoned.

Note 4 – Loans (Continued)

Nonaccrual and Past Due Loans
The following table reflects accruing and non-accruing loans by class on December 31, 2018:

	Accruing				Non-Accruing
(Dollars in thousands)	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans
Commercial (C&I):
General C&I	$14,153,275	$8,234	$102	$14,161,611	$26,325	$5,537	$5,026	$36,888	$14,198,499
Loans to mortgage companies	2,023,746	—	—	2,023,746	—	—	—	—	2,023,746
TRUPS (a)	247,465	—	—	247,465	—	—	2,888	2,888	250,353
Purchased credit-impaired loans	39,433	624	1,673	41,730	—	—	—	—	41,730
Total commercial (C&I)	16,463,919	8,858	1,775	16,474,552	26,325	5,537	7,914	39,776	16,514,328
Commercial real estate:
Income CRE	3,876,229	626	—	3,876,855	30	—	2,929	2,959	3,879,814
Residential CRE	135,861	—	—	135,861	32	—	—	32	135,893
Purchased credit-impaired loans	13,308	103	1,752	15,163	—	—	—	—	15,163
Total commercial real estate	4,025,398	729	1,752	4,027,879	62	—	2,929	2,991	4,030,870
Consumer real estate:
HELOC	1,443,651	11,653	10,129	1,465,433	49,009	3,314	8,781	61,104	1,526,537
R/E installment loans	4,652,658	10,470	6,497	4,669,625	15,146	1,924	4,474	21,544	4,691,169
Purchased credit-impaired loans	24,096	2,094	5,620	31,810	—	—	—	—	31,810
Total consumer real estate	6,120,405	24,217	22,246	6,166,868	64,155	5,238	13,255	82,648	6,249,516
Permanent mortgage	193,591	2,585	4,562	200,738	11,227	996	9,487	21,710	222,448
Credit card & other:
Credit card	188,009	2,133	1,203	191,345	—	—	—	—	191,345
Other	320,551	3,570	526	324,647	110	60	454	624	325,271
Purchased credit-impaired loans	746	611	397	1,754	—	—	—	—	1,754
Total credit card & other	509,306	6,314	2,126	517,746	110	60	454	624	518,370
Total loans, net of unearned income	$27,312,619	$42,703	$32,461	$27,387,783	$101,876	$11,831	$34,042	$147,749	$27,535,532

(a) TRUPS is presented net of the valuation allowance of $20.2 million.

Note 4 – Loans (Continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2017:

	Accruing				Non-Accruing
(Dollars in thousands)	Current	30-89 Days Past Due	90+ Days Past Due	Total Accruing	Current	30-89 Days Past Due	90+ Days Past Due	Total Non- Accruing	Total Loans
Commercial (C&I):
General C&I	$13,514,752	$8,057	$95	$13,522,904	$1,761	$7,019	$19,306	$28,086	$13,550,990
Loans to mortgage companies	2,099,961	—	—	2,099,961	—	—	—	—	2,099,961
TRUPS (a)	303,848	—	—	303,848	—	—	3,067	3,067	306,915
Purchased credit-impaired loans	77,843	2,207	19,357	99,407	—	—	—	—	99,407
Total commercial (C&I)	15,996,404	10,264	19,452	16,026,120	1,761	7,019	22,373	31,153	16,057,273
Commercial real estate:
Income CRE	4,077,106	1,240	—	4,078,346	56	—	546	602	4,078,948
Residential CRE	98,844	—	—	98,844	—	—	791	791	99,635
Purchased credit-impaired loans	31,173	2,686	2,253	36,112	—	—	—	—	36,112
Total commercial real estate	4,207,123	3,926	2,253	4,213,302	56	—	1,337	1,393	4,214,695
Consumer real estate:
HELOC	1,743,776	17,744	9,702	1,771,222	40,508	3,626	8,354	52,488	1,823,710
R/E installment loans	4,587,156	7,274	3,573	4,598,003	14,439	1,957	2,603	18,999	4,617,002
Purchased credit-impaired loans	35,356	2,016	1,158	38,530	—	—	—	—	38,530
Total consumer real estate	6,366,288	27,034	14,433	6,407,755	54,947	5,583	10,957	71,487	6,479,242
Permanent mortgage	254,040	3,930	3,460	261,430	13,245	1,052	12,093	26,390	287,820
Credit card & other:
Credit card	193,940	1,371	1,053	196,364	—	—	—	—	196,364
Other	415,070	2,666	103	417,839	31	—	165	196	418,035
Purchased credit-impaired loans	2,993	1,693	814	5,500	—	—	—	—	5,500
Total credit card & other	612,003	5,730	1,970	619,703	31	—	165	196	619,899
Total loans, net of unearned income	$27,435,858	$50,884	$41,568	$27,528,310	$70,040	$13,654	$46,925	$130,619	$27,658,929

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
On December 31, 2018 and 2017, FHN had $228.2 million and $234.4 million of portfolio loans classified as TDRs, respectively. For TDRs in the loan portfolio, FHN had loan loss reserves of $27.7 million, or 12 percent as of December 31, 2018, and $37.3 million, or 16 percent as of December 31, 2017. Additionally, $57.8 million and $63.2 million of loans held-for-sale as of December 31, 2018 and 2017, respectively, were classified as TDRs.

Note 4 – Loans (Continued)

The following tables reflect portfolio loans that were classified as TDRs during the year ended December 31, 2018 and 2017:

	2018			2017
(Dollars in thousands)	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial (C&I):
General C&I	9	$27,639	$27,190	5	$1,095	$1,086
Total commercial (C&I)	9	27,639	27,190	5	1,095	1,086
Commercial real estate:
Income CRE	4	643	637	1	199	198
Total commercial real estate	4	643	637	1	199	198
Consumer real estate:
HELOC	103	9,406	9,283	143	12,739	12,422
R/E installment loans	92	8,077	7,848	53	4,092	4,027
Total consumer real estate	195	17,483	17,131	196	16,831	16,449
Permanent mortgage	8	1,001	1,184	34	5,078	5,045
Credit card & other	132	604	570	91	572	550
Total troubled debt restructurings	348	$47,370	$46,712	327	$23,775	$23,328

The following tables present TDRs which re-defaulted during 2018 and 2017, and as to which the modification occurred 12 months or less prior to the re-default. For purposes of this disclosure, FHN generally defines payment default as 30 or more days past due.

	2018		2017
(Dollars in thousands)	Number	Recorded Investment	Number	Recorded Investment
Commercial (C&I):
General C&I	2	$579	5	$11,498
Total commercial (C&I)	2	579	5	11,498
Commercial real estate:
Income CRE	—	—	1	88
Total commercial real estate	—	—	1	88
Consumer real estate:
HELOC	6	239	5	776
R/E installment loans	2	146	—	—
Total consumer real estate	8	385	5	776
Permanent mortgage	6	749	3	715
Credit card & other	49	239	10	77
Total troubled debt restructurings	65	$1,952	24	$13,154

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

Note 5 – Allowance for Loan Losses (Continued)

The following table provides a rollforward of the allowance for loan losses by portfolio segment for December 31, 2018, 2017 and 2016:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate	Permanent Mortgage	Credit Card and Other	Total
Balance as of January 1, 2018	$98,211	$28,427	$39,823	$13,113	$9,981	$189,555
Charge-offs	(15,492)	(783)	(9,357)	(477)	(19,688)	(45,797)
Recoveries	4,201	339	19,666	1,421	4,039	29,666
Provision/(provision credit) for loan losses	12,027	3,328	(23,693)	(3,057)	18,395	7,000
Balance as of December 31, 2018	98,947	31,311	26,439	11,000	12,727	180,424
Allowance - individually evaluated for impairment	1,074	—	17,984	9,419	337	28,814
Allowance - collectively evaluated for impairment	95,050	31,311	7,368	1,581	12,263	147,573
Allowance - purchased credit-impaired loans	2,823	—	1,087	—	127	4,037
Loans, net of unearned as of December 31, 2018:
Individually evaluated for impairment	48,592	1,966	118,434	70,846	695	240,533
Collectively evaluated for impairment	16,424,006	4,013,741	6,099,272	151,602	515,921	27,204,542
Purchased credit-impaired loans	41,730	15,163	31,810	—	1,754	90,457
Total loans, net of unearned income	$16,514,328	$4,030,870	$6,249,516	$222,448	$518,370	$27,535,532
Balance as of January 1, 2017	$89,398	$33,852	$51,424	$15,222	$12,172	$202,068
Charge-offs	(17,657)	(195)	(13,156)	(2,179)	(13,207)	(46,394)
Recoveries	4,568	966	22,723	2,509	3,115	33,881
Provision/(provision credit) for loan losses	21,902	(6,196)	(21,168)	(2,439)	7,901	—
Balance as of December 31, 2017	98,211	28,427	39,823	13,113	9,981	189,555
Allowance - individually evaluated for impairment	6,044	132	23,175	12,105	311	41,767
Allowance - collectively evaluated for impairment	89,358	28,291	16,293	1,008	9,670	144,620
Allowance - purchased credit-impaired loans	2,809	4	355	—	—	3,168
Loans, net of unearned as of December 31, 2017:
Individually evaluated for impairment	43,024	2,407	128,895	84,794	593	259,713
Collectively evaluated for impairment	15,909,110	4,181,908	6,311,817	203,026	613,806	27,219,667
Purchased credit-impaired loans	105,139	30,380	38,530	—	5,500	179,549
Total loans, net of unearned income	$16,057,273	$4,214,695	$6,479,242	$287,820	$619,899	$27,658,929
Balance as of January 1, 2016	$73,637	$25,159	$80,662	$18,899	$11,885	$210,242
Charge-offs	(18,460)	(1,371)	(21,993)	(1,591)	(14,224)	(57,639)
Recoveries	6,795	1,927	23,719	2,403	3,621	38,465
Provision/(provision credit) for loan losses	27,426	8,137	(30,964)	(4,489)	10,890	11,000
Balance as of December 31, 2016	89,398	33,852	51,424	15,222	12,172	202,068
Allowance - individually evaluated for impairment	4,219	194	28,802	12,470	133	45,818
Allowance - collectively evaluated for impairment	85,015	33,503	22,218	2,752	12,039	155,527
Allowance - purchased credit-impaired loans	164	155	404	—	—	723
Loans, net of unearned as of December 31, 2016
Individually evaluated for impairment	47,962	3,124	153,460	93,926	306	298,778
Collectively evaluated for impairment	12,059,593	2,127,481	4,439,143	258,772	358,675	19,243,664
Purchased credit-impaired loans	40,532	4,918	1,576	—	52	47,078
Total loans, net of unearned income	$12,148,087	$2,135,523	$4,594,179	$352,698	$359,033	$19,589,520

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 6 – Premises, Equipment, and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	2018	2017
Land	$107,864	$104,454
Buildings	461,665	472,619
Leasehold improvements	30,230	26,640
Furniture, fixtures, and equipment	196,469	194,057
Fixed assets held-for-sale (a)	19,617	53,195
Premises and equipment, at cost	815,845	850,965
Less accumulated depreciation and amortization	321,804	318,714
Premises and equipment, net	$494,041	$532,251
(a) Primarily comprised of land and buildings.
FHN is obligated under a number of noncancelable operating leases for premises with terms up to 41 years, which may include the payment of taxes, insurance and maintenance costs. Operating leases for equipment are not material.
In 2018 and 2017, FHN recognized $3.9 million and $6.0 million, respectively, of fixed asset impairments and lease abandonment charges related to branch closures which are included in All other expenses on the Consolidated Statements of Income. In 2018, $1.5 million of impairment recoveries were recorded upon disposition of the associated properties. In 2018 and 2017, FHN had net gains of $4.3 million and $.4 million, respectively, related to the sales of bank branches which are included in All other income and commissions on the Consolidated Statements of Income.
Minimum future lease payments for noncancelable operating leases, primarily on premises, on December 31, 2018 are shown below. Aggregate minimum income under sublease agreements for these periods is not material.

(Dollars in thousands)
2019	$27,524
2020	24,722
2021	20,954
2022	16,518
2023	13,174
2024 and after	42,370
Total minimum lease payments	$145,262
Payments required under capital leases are not material.
Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	2018	2017	2016
Rent expense, gross	$34,729	$23,116	$20,812
Sublease income	(647)	(631)	(477)
Rent expense, net	$34,082	$22,485	$20,335

Note 7 – Intangible Assets
The following is a summary of other intangible assets included in the Consolidated Statements of Condition:

	December 31, 2018			December 31, 2017
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Core deposit intangibles (a)	$157,150	$(28,150)	$129,000	$160,650	$(8,176)	$152,474
Customer relationships	77,865	(55,597)	22,268	77,865	(50,777)	27,088
Other (b)	5,622	(1,856)	3,766	5,622	(795)	4,827
Total	$240,637	$(85,603)	$155,034	$244,137	$(59,748)	$184,389

(a)
2018 decrease in gross carrying amounts associated with the sale of two CBF branches and purchase accounting measurement period adjustments related to the CBF acquisition. See Note 2 - Acquisitions and Divestitures for additional information.

(b)	Balance primarily includes noncompete covenants, as well as $.3 million related to state banking licenses not subject to amortization.
Amortization expense was $25.9 million, $8.7 million, and $5.2 million for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018 the estimated aggregated amortization expense is expected to be:

(Dollars in thousands)
Year	Amortization
2019	$24,835
2020	21,159
2021	19,547
2022	17,412
2023	16,117
Gross goodwill, accumulated impairments, and accumulated divestiture related write-offs were determined beginning January 1, 2012, when a change in accounting requirements resulted in goodwill being assessed for impairment rather than being amortized. Gross goodwill of $200.0 million with accumulated impairments and accumulated divestiture-related write-offs of $114.1 million and $85.9 million, respectively, were previously allocated to the non-strategic segment, resulting in $0 net goodwill allocated to the non-strategic segment as of December 31, 2018, 2017 and 2016. The regional banking and fixed income segments do not have any accumulated impairments or divestiture related write-offs. The following is a summary of goodwill by reportable segment included in the Consolidated Statements of Condition as of December 31, 2018, 2017 and 2016.

(Dollars in thousands)	Regional Banking	Fixed Income	Total
December 31, 2015	$93,303	$98,004	$191,307
Additions (a)	64	—	64
December 31, 2016	$93,367	$98,004	$191,371
Additions (a)	1,150,518	44,964	1,195,482
December 31, 2017	$1,243,885	$142,968	$1,386,853
Additions (a)	45,934	—	45,934
December 31, 2018	$1,289,819	$142,968	$1,432,787
(a) See Note 2 - Acquisitions and Divestitures for further details regarding goodwill related to acquisitions.

Note 8 – Time Deposit Maturities
Following is a table of maturities for time deposits outstanding on December 31, 2018, which include Certificates of deposit under $100,000, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit in increments of $100,000 or more totaled $2.6 billion on December 31, 2018, of this amount $1.1 billion represents Certificates of deposit of $250,000 and more. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)
2019	$2,794,861
2020	690,119
2021	130,454
2022	396,340
2023	75,270
2024 and after	18,733
Total	$4,105,777

Note 9 – Short-Term Borrowings
Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, trading liabilities, and other borrowed funds.
Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2018, fixed income trading securities with a fair value of $71.2 million were pledged to secure other short-term borrowings.
The detail of short-term borrowings for the years 2018, 2017 and 2016 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Trading Liabilities	Other Short-term Borrowings
2018
Average balance	$405,110	$713,841	$682,943	$1,046,585
Year-end balance	256,567	762,592	335,380	114,764
Maximum month-end outstanding	503,138	891,425	890,717	2,229,155
Average rate for the year	1.89%	1.40%	2.83%	1.82%
Average rate at year-end	2.50	1.66	3.21	2.48
2017
Average balance	$447,137	$578,666	$685,891	$554,502
Year-end balance	399,820	656,602	638,515	2,626,213
Maximum month-end outstanding	568,490	743,684	896,943	2,626,213
Average rate for the year	1.06%	0.72%	2.26%	1.28%
Average rate at year-end	1.48	0.64	2.22	1.44
2016
Average balance	$589,223	$425,452	$771,039	$198,440
Year-end balance	414,207	453,053	561,848	83,177
Maximum month-end outstanding	695,083	528,024	874,076	792,736
Average rate for the year	0.52%	0.08%	1.95%	0.67%
Average rate at year-end	0.73	0.08	2.46	0.96

Note 10 – Term Borrowings
The following table presents information pertaining to Term Borrowings reported on FHN’s Consolidated Statements of Condition on December 31:

(Dollars in thousands)	2018	2017
First Tennessee Bank National Association:
Senior capital notes (a)
Maturity date – December 1, 2019 – 2.95%	$395,872	$396,105
Other collateralized borrowings – Maturity date – December 22, 2037
3.09% on December 31, 2018 and 1.89% on December 31, 2017 (b)	76,642	65,356
Other collateralized borrowings - SBA loans (c)	16,607	7,416
Federal Home Loan Bank borrowings
Maturity date – August 2, 2018 – 0.00%	—	100
First Horizon National Corporation:
Senior capital notes (a)
Maturity date – December 15, 2020 – 3.50%	486,739	486,513
Junior subordinated debentures (d)
Maturity date - July 31, 2031 - 4.96% on December 31, 2017 (e)	—	4,124
Maturity date - July 31, 2031 - 4.96% on December 31, 2017 (e)	—	5,155
Maturity date - December 30, 2032 - 5.04% on December 31, 2017 (e)	—	5,155
Maturity date - June 26, 2033 - 4.77% on December 31, 2017 (e)	—	10,310
Maturity date - October 8, 2033 - 4.21% on December 31, 2017 (e)	—	10,310
Maturity date - February 8, 2034 - 4.23% on December 31, 2017 (e)	—	10,310
Maturity date - June 28, 2035 - 4.47% on December 31, 2018 and 3.27% on December 31, 2017	2,730	2,708
Maturity date - December 15, 2035 - 4.16% on December 31, 2018 and 2.96% on December 31, 2017	17,456	17,270
Maturity date - March 15, 2036 - 4.19% on December 31, 2018 and 2.99% on December 31, 2017	8,757	8,667
Maturity date - March 15, 2036 - 4.33% on December 31, 2018 and 3.13% on December 31, 2017	11,587	11,482
Maturity date - June 30, 2036 - 4.12% on December 31, 2018 and 3.01% on December 31, 2017	25,931	25,646
Maturity date - July 7, 2036 - 3.99% on December 31, 2018 and 2.91% on December 31, 2017	17,803	17,642
Maturity date - June 15, 2037 - 4.44% on December 31, 2018 and 3.24% on December 31, 2017	50,278	49,875
Maturity date - September 6, 2037 - 4.17% on December 31, 2018 and 2.94% on December 31, 2017	8,713	8,627
FT Real Estate Securities Company, Inc.:
Cumulative preferred stock (f)
Maturity date – March 31, 2031 – 9.50%	46,168	46,100
First Horizon ABS Trusts:
Other collateralized borrowings (g)
Maturity date – October 25, 2034
2.66% on December 31, 2018 and 1.72% on December 31, 2017	2,981	11,226
First Tennessee New Markets Corporation Investments:
Maturity date – October 25, 2018 – 4.97% (e)	—	7,301
Maturity date – February 1, 2033 – 4.97% (e)	—	8,000
Maturity date – August 08, 2036 – 2.38%	2,699	2,699
Total	$1,170,963	$1,218,097

(a)	Changes in the fair value of debt attributable to interest rate risk are hedged. Refer to Note 22 – Derivatives.

(b)	Secured by trust preferred loans.

(c)
Collateralized borrowings associated with SBA loan sales that did not meet sales criteria. The loans have remaining terms of 4 to 26 years. These borrowings had a weighted average interest rate of 3.95 percent and 3.26 percent on December 31, 2018 and 2017, respectively.

(d)	Acquired in conjunction with the acquisition of CBF. A portion qualifies for Tier 2 capital under the risk-based capital guidelines.

(e)	Debt retired during 2018. See Note 21- Variable Interest Entities for additional information.

(f)	A portion qualifies for Tier 2 capital under the risk-based capital guidelines.

(g)	On December 31, 2018 and 2017, borrowings secured by $16.2 million and $24.2 million, respectively, of residential real estate loans.

Note 10 – Term Borrowings (Continued)

Annual principal repayment requirements as of December 31, 2018 are as follows:

(Dollars in thousands)
2019	$400,000
2020	500,000
2021	—
2022	369
2023	—
2024 and after	312,574

In conjunction with the acquisition of CBF, FHN acquired junior subordinated debentures with aggregate par values of $212.4 million. Each of these issuances is held by a wholly owned trust that has issued trust preferred securities to external investors and loaned the funds to FHN, as successor to CBF, as junior subordinated debt. The book value for each issuance represents the purchase accounting fair value as of the closing date less accumulated amortization of the associated discount, as applicable. Through various contractual arrangements FHN assumed a full and unconditional guarantee for each trust’s obligations with respect to the securities. While the maturity dates are typically 30 years from the original issuance date, FHN has the option to redeem each of the junior subordinated debentures at par on any future interest payment date, which would trigger redemption of the related trust preferred securities. The junior subordinated debentures are included in the Consolidated Statements of Condition in Term borrowings. A portion of FHN's junior subordinated notes qualify as Tier 2 capital under the risk-based capital guidelines. FHN retired $45.4 million of this debt and the related trust preferred securities in 2018.

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
Subsidiary Preferred Stock
In 2000 FT Real Estate Securities Company, Inc. (“FTRESC”), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B (“Class B Preferred Shares”), with a liquidation preference of $1.0 million per share; of those, 47 shares were issued to nonaffiliates. For all periods presented, these securities are presented in the Consolidated Statements of Condition as Term borrowings. FTRESC is a real estate investment trust (“REIT”) established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.
The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. At December 31, 2018 the Class B Preferred Shares partially qualified as Tier 2 regulatory capital. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN, or any of its subsidiaries. In the event FTBNA becomes undercapitalized, insolvent, or in danger of becoming undercapitalized, the shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares.
Additionally for all periods presented, subsidiaries have also issued $.6 million in aggregate of Cumulative Perpetual Preferred Stock, which has been recognized as Noncontrolling interest on the Consolidated Statements of Condition and which partially qualifies as Tier 2 capital. Other preferred shares are outstanding but are owned by FHN subsidiaries and are eliminated in consolidation.
In 2005 FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (“Class A Preferred Stock”) with a liquidation preference of $1,000 per share. Dividends on the Class A Preferred Stock, if declared, accrue and are payable each quarter, in arrears, at a floating rate equal to the greater of the three month LIBOR plus .85 percent or 3.75 percent per annum. These securities qualify fully as Tier 1 capital for FTBNA while for FHN consolidated they qualify partially as Tier 1 capital and partially as Tier 2 capital. On December 31, 2018 and 2017, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition.

Note 12 – Regulatory Capital and Restrictions
Regulatory Capital. FHN and FTBNA are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators such as capital components, asset risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN and FTBNA to maintain minimum amounts and ratios of Total, Tier 1, and Common Equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (“Leverage”). Management believes that, as of December 31, 2018, FHN and FTBNA met all capital adequacy requirements to which they were subject.
The actual capital amounts and ratios of FHN and FTBNA are presented in the table below.

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association
	Amount	Ratio	Amount	Ratio
On December 31, 2018
Actual:
Total Capital	$3,940,117	11.94%	$3,689,180	11.32%
Tier 1 Capital	3,565,373	10.80	3,492,541	10.72
Common Equity Tier 1	3,223,702	9.77	3,197,725	9.81
Leverage	3,565,373	9.09	3,492,541	9.10
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	2,640,208	8.00	2,607,406	8.00
Tier 1 Capital	1,980,156	6.00	1,955,555	6.00
Common Equity Tier 1	1,485,117	4.50	1,466,666	4.50
Leverage	1,568,870	4.00	1,535,279	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			3,259,258	10.00
Tier 1 Capital			2,607,406	8.00
Common Equity Tier 1			2,118,518	6.50
Leverage			1,919,099	5.00
On December 31, 2017
Actual:
Total Capital	$3,703,754	11.10%	$3,520,670	10.74%
Tier 1 Capital	3,281,478	9.83	3,317,684	10.12
Common Equity Tier 1	2,962,155	8.88	3,041,420	9.28
Leverage	3,281,478	10.31	3,317,684	10.70
Minimum Requirement for Capital Adequacy Purposes:
Total Capital	2,669,910	8.00	2,622,924	8.00
Tier 1 Capital	2,002,433	6.00	1,967,193	6.00
Common Equity Tier 1	1,501,824	4.50	1,475,395	4.50
Leverage	1,272,990	4.00	1,240,647	4.00
Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions:
Total Capital			3,278,655	10.00
Tier 1 Capital			2,622,924	8.00
Common Equity Tier 1			2,131,126	6.50
Leverage			1,550,809	5.00

Note 12 – Regulatory Capital and Restrictions (Continued)

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FTBNA is required to maintain a certain amount of cash reserves. On December 31, 2018 and 2017, FTBNA’s net required reserves were $371.7 million and $278.4 million, respectively, after the consideration of $273.7 million and $255.2 million in average vault cash. The remaining net reserve requirement for each year was met with Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest-bearing cash.
Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2018, FTBNA had undivided profits of $1.0 billion, of which a limited amount was available for distribution to FHN as dividends without prior regulatory approval. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, and advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA’s retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA’s ‘retained net income’ generally is equal to FTBNA’s regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the dividend restrictions imposed under applicable federal rules, FTBNA’s total amount available for dividends was positive $222.0 million at December 31, 2018 and positive $156.2 million at January 1, 2019. FTBNA declared and paid common dividends to the parent company in the amount of $420.0 million in 2018 and $250.0 million in 2017, with OCC approval as necessary. In January 2019, FTBNA declared and paid a common dividend to the parent company in the amount of $110.0 million. During 2018 and 2017, FTBNA declared and paid dividends on its preferred stock quarterly, with OCC approval as necessary. Additionally, FTBNA declared preferred dividends in first quarter 2019 payable in April 2019.
The payment of cash dividends by FHN and FTBNA may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. Beginning January 1, 2016, the ability to pay dividends has been restricted if capital ratios fall below regulatory minimums plus a prescribed capital conservation buffer. The capital conservation requirement has been subject to a four-year phase-in period, reaching 2.5% above the minimum CET1, Tier 1, and Total capital ratios at January 1, 2019. Capital ratios required to be considered well-capitalized exceed the capital conservation buffer requirement at December 31, 2018. Furthermore, the Federal Reserve and the OCC generally require insured banks and bank holding companies only to pay dividends out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results.
Restrictions on intercompany transactions. Under current Federal banking law, FTBNA may not enter into covered transactions with any affiliate including the parent company and certain financial subsidiaries in excess of 10 percent of the bank’s capital stock and surplus, as defined, or $405.0 million, on December 31, 2018. Covered transactions include a loan or extension of credit to an affiliate, a purchase of or an investment in securities issued by an affiliate and the acceptance of securities issued by the affiliate as collateral for any loan or extension of credit. The equity investment, including retained earnings, in certain of a bank’s financial subsidiaries is also treated as a covered transaction. The parent company had covered transactions of $.8 million from FTBNA and the bank’s financial subsidiary, FTN Financial Securities Corp., had a total equity investment from FTBNA of $360.9 million on December 31, 2018. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank’s capital stock and surplus, as defined, or $810.0 million, on December 31, 2018. FTBNA’s total covered transactions with all affiliates including the parent company on December 31, 2018 were $361.7 million.

Note 13 – Other Income and Other Expense
Following is detail of All other income and commissions and All other expense as presented in the Consolidated Statements of Income:

(Dollars in thousands)	2018	2017		2016
All other income and commissions:
Other service charges	$15,122	$12,532		$11,731
ATM and interchange fees	13,354	12,425		11,965
Mortgage banking	10,587	4,649		10,215
Dividend income (a)	10,555	—	—	—
Letter of credit fees	5,298	4,661		4,103
Electronic banking fees	5,134	5,082		5,477
Insurance commissions	2,096	2,514		2,981
Gain/(loss) on extinguishment of debt (b)	(15)	(14,329)		—
Deferred compensation (c)	(3,224)	6,322		3,025
Other	19,488	11,029		14,734
Total	$78,395	$44,885		$64,231
All other expense:
Travel and entertainment	$16,442	$11,462		$10,275
Other insurance and taxes	9,684	9,686		10,891
Employee training and dues	7,218	5,551		5,691
Supplies	6,917	4,106		4,434
Customer relations	5,583	5,750		6,255
Non-service components of net periodic pension and post-retirement cost	5,251	2,144		(666)
Tax credit investments	4,712	3,468		3,349
Miscellaneous loan costs	3,732	2,751		2,586
OREO	2,630	1,006		773
Litigation and regulatory matters	644	40,517		30,469
Other (d)	73,223	48,693		41,391
Total	$136,036	$135,134		$115,448
Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2017-07 “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” See Note 1 - Summary of Significant Accounting Policies for additional information.

(a)
Effective January 1, 2018, FHN adopted ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” and began recording dividend income from FRB and FHLB holdings in Other income. Prior to 2018, these amounts were included in Interest income on the Consolidated Statements of Income.

(b)	Loss on extinguishment of debt for 2017 relates to the repurchase of equity securities previously included in a financing transaction.

(c)	Amounts are driven by market conditions and are mirrored by changes in deferred compensation expense which is included in employee compensation expense.

(d)
Expense increase for 2018 largely attributable to an increase in acquisition- and integration-related expense primarily associated with the CBF acquisition. See Note 2 - Acquisitions and Divestitures for additional information.

Note 14 – Components of Other Comprehensive Income/(Loss)
The following table provides the changes in accumulated other comprehensive income/(loss) by component, net of tax, for the years ended December 31, 2018, 2017, and 2016:

(Dollars in thousands)	Securities AFS	Cash Flow Hedges	Pension and Post-retirement Plans	Total
Balance as of December 31, 2015	$3,394	$—	$(217,586)	$(214,192)
Net unrealized gains/(losses)	(19,709)	130	(16,322)	(35,901)
Amounts reclassified from AOCI	(917)	(1,395)	4,751	2,439
Other comprehensive income/(loss)	(20,626)	(1,265)	(11,571)	(33,462)
Balance as of December 31, 2016	(17,232)	(1,265)	(229,157)	(247,654)
Net unrealized gains/(losses)	(4,467)	(2,156)	(13,377)	(20,000)
Amounts reclassified from AOCI	(298)	(2,945)	5,618	2,375
Other comprehensive income/(loss)	(4,765)	(5,101)	(7,759)	(17,625)
Balance as of December 31, 2017	(21,997)	(6,366)	(236,916)	(265,279)
Adjustment to reflect adoption of ASU 2018-02	(4,837)	(1,398)	(51,311)	(57,546)
Balance as of December 31, 2017, as adjusted	(26,834)	(7,764)	(288,227)	(322,825)
Adjustment to reflect adoption of ASU 2016-01 and ASU 2017-12	(5)	(206)	—	(211)
Beginning balance, as adjusted	(26,839)	(7,970)	(288,227)	(323,036)
Net unrealized gains/(losses)	(48,858)	(6,284)	(9,435)	(64,577)
Amounts reclassified from AOCI	(39)	2,142	8,894	10,997
Other comprehensive income/(loss)	(48,897)	(4,142)	(541)	(53,580)
Balance as of December 31, 2018	$(75,736)	$(12,112)	$(288,768)	$(376,616)

Reclassifications from AOCI, and related tax effects, were as follows:

(Dollars in thousands)
Details about AOCI	2018	2017	2016	Affected line item in the statement where net income is presented
Securities AFS:
Realized (gains)/losses on securities AFS	$(52)	$(483)	$(1,485)	Debt securities gains/(losses), net
Tax expense/(benefit)	13	185	568	Provision/(benefit) for income taxes
	(39)	(298)	(917)
Cash flow hedges:
Realized (gains)/losses on cash flow hedges	2,845	(4,771)	(2,260)	Interest and fees on loans
Tax expense/(benefit)	(703)	1,826	865	Provision/(benefit) for income taxes
	2,142	(2,945)	(1,395)
Pension and Postretirement Plans:
Amortization of prior service cost and net actuarial gain/(loss)	11,814	9,101	7,697	All other expense
Tax expense/(benefit)	(2,920)	(3,483)	(2,946)	Provision/(benefit) for income taxes
	8,894	5,618	4,751
Total reclassification from AOCI	$10,997	$2,375	$2,439

Note 15 – Income Taxes
The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Equity for the years ended December 31, were as follows:

(Dollars in thousands)	2018	2017	2016
Consolidated Statements of Income:
Income tax expense/(benefit)	$157,602	$131,892	$106,810
Consolidated Statements of Equity:
Income tax expense/(benefit) related to:
Net unrealized gains/(losses) on pension and other postretirement plans	(177)	(832)	(7,172)
Net unrealized gains/(losses) on securities available-for-sale	(16,054)	(2,955)	(12,810)
Net unrealized gains/(losses) on cash flow hedges	(1,360)	(3,163)	(780)
Share based compensation	—	—	(1,613)
Total	$140,011	$124,942	$84,435
The components of income tax expense/(benefit) for the years ended December 31, were as follows:

(Dollars in thousands)	2018	2017	2016
Current:
Federal	$44,088	$10,012	$25,234
State	9,957	879	1,803
Foreign	—	—	169
Deferred:
Federal	81,852	114,059	67,109
State	21,705	6,942	12,495
Total	$157,602	$131,892	$106,810

The Tax Cuts and Jobs Act “Tax Act” was signed into law at the end of 2017. The Tax Act reduced the federal statutory tax rate from 35 percent to 21 percent effective January 1, 2018. FHN recorded approximately $82 million of increase in tax expense related to the effects of the Tax Act during 2017 which was primarily related to an adjustment of DTA balances to the lower federal tax rate. In 2018, FHN recorded a tax benefit of $6.7 million related to the finalization of tax items for the 2017 tax return.

Note 15 – Income Taxes (Continued)

A reconciliation of expected income tax expense/(benefit) at the federal statutory rate of 21 percent for 2018 and 35 percent for 2017 and 2016, respectively, to the total income tax expense follows:

(Dollars in thousands)	2018	2017	2016
Federal income tax rate	21%	35%	35%
Tax computed at statutory rate	$149,963	$108,105	$120,862
Increase/(decrease) resulting from:
State income taxes, net of federal income tax benefit	24,553	4,753	9,918
Bank-owned life insurance (“BOLI”)	(3,626)	(8,401)	(5,661)
401(k) – employee stock ownership plan (“ESOP”)	(653)	(904)	(824)
Tax-exempt interest	(6,538)	(7,890)	(7,098)
Non-deductible expenses	8,301	7,558	1,079
LIHTC credits and benefits, net of amortization	(7,178)	(5,327)	(6,165)
Other tax credits	(2,825)	(2,480)	(3,886)
Change in valuation allowance – DTA	(73)	(40,473)	(116)
Other changes in unrecognized tax benefits	6,143	46	616
Effect of Tax Act	(6,746)	82,027	—
Other	(3,719)	(5,122)	(1,915)
Total	$157,602	$131,892	$106,810

As of December 31, 2018, FHN had net deferred tax asset balances related to federal and state income tax carryforwards of $49.8 million and $7.2 million, respectively, which will expire at various dates as follows:

(Dollars in thousands)	Expiration Dates	Net Deferred Tax Asset Balance
Losses-federal	2028-2033	$49,821
Net operating losses-states	2019-2023	166
Net operating losses-states	2024-2035	7,059

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
As of December 31, 2018, FHN's net DTA was $127.9 million compared with the $221.8 million at December 31, 2017. FHN's gross DTA (net of a valuation allowance) and gross DTL were $254.6 million and $126.8 million, respectively. Although realization is not assured, FHN believes that it meets the more-likely-than-not requirement with respect to the net DTA after valuation allowance.

Note 15 – Income Taxes (Continued)

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2018 and 2017 were as follows:

(Dollars in thousands)	2018	2017
Deferred tax assets:
Loss reserves	$65,015	$91,390
Employee benefits	64,843	50,404
Equity investments	—	28,547
Accrued expenses	15,763	16,052
Credit carryforwards	—	64,835
Federal loss carryforwards	49,821	62,010
State loss carryforwards	7,225	19,801
Investment in debt securities (ASC 320) (a)	24,863	8,811
Other	27,168	11,512
Gross deferred tax assets	254,698	353,362
Valuation allowance	(74)	(147)
Deferred tax assets after valuation allowance	$254,624	$353,215
Deferred tax liabilities:
Depreciation and amortization	51,519	$43,040
Equity investments	7,705	—
Other intangible assets	57,632	55,923
Prepaid expenses	9,218	9,255
Real estate investment trust income	—	22,576
Other	683	602
Gross deferred tax liabilities	126,757	131,396
Net deferred tax assets	$127,867	$221,819
(a) Tax effects of unrealized gains and losses are tracked on a security-by-security basis.
The total unrecognized tax benefits (“UTB”) at December 31, 2018 and 2017, was $20.2 million and $4.3 million, respectively. To the extent such unrecognized tax benefits as of December 31, 2018 are subsequently recognized, $17.0 million of tax benefits would impact tax expense and FHN’s effective tax rate in future periods.
FHN is currently in audit in several jurisdictions. It is reasonably possible that the UTB related to federal and state exposures could decrease by $6.7 million and $.9 million, respectively during 2019 if audits are completed and settled and if the applicable statutes of limitations expire as scheduled.
FHN recognizes interest accrued and penalties related to UTB within income tax expense. FHN had approximately $1.6 million and $.4 million accrued for the payment of interest as of December 31, 2018 and 2017, respectively. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2018 and 2017 was an expense of $1.3 million and $.1 million, respectively.

Note 15 – Income Taxes (Continued)

The rollforward of unrecognized tax benefits is shown below:

(Dollars in thousands)
Balance at December 31, 2016	$4,244
Increases related to prior year tax positions	33
Increases related to current year tax positions	174
Lapse of statutes	(180)
Balance at December 31, 2017	$4,271
Increases related to prior year tax positions	16,695
Increases related to current year tax positions	1,576
Settlements	(2,080)
Lapse of statutes	(278)
Balance at December 31, 2018	$20,184

Note 16 – Earnings Per Share
The following table provides reconciliations of net income to net income available to common shareholders and the difference between average basic common shares outstanding and average diluted common shares outstanding:

(Dollars and shares in thousands, except per share data)	2018	2017	2016
Net income/(loss)	$556,507	$176,980	$238,511
Net income attributable to noncontrolling interest	11,465	11,465	11,465
Net income/(loss) attributable to controlling interest	545,042	165,515	227,046
Preferred stock dividends	6,200	6,200	6,200
Net income/(loss) available to common shareholders	$538,842	$159,315	$220,846

Weighted average common shares outstanding—basic	324,375	241,436	232,700
Effect of dilutive securities	3,070	3,017	2,592
Weighted average common shares outstanding—diluted	327,445	244,453	235,292

Net income/(loss) per share available to common shareholders	$1.66	$0.66	$0.95
Diluted income/(loss) per share available to common shareholders	$1.65	$0.65	$0.94
The following table presents outstanding options and other equity awards that were excluded from the calculation of diluted earnings per share because they were either anti-dilutive (the exercise price was higher than the weighted-average market price for the period) or the performance conditions have not been met:

(Shares in thousands)	2018	2017	2016
Stock options excluded from the calculation of diluted EPS	2,256	2,468	2,610
Weighted average exercise price of stock options excluded from the calculation of diluted EPS	$24.33	$25.62	$26.29
Other equity awards excluded from the calculation of diluted EPS	608	176	37

Note 17 – Contingencies and Other Disclosures
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
Material Loss Contingency Matters
Summary
As used in this Note, except for matters that are reported as having been substantially settled or otherwise substantially resolved, FHN's “material loss contingency matters” generally fall into at least one of the following categories: (i) FHN has determined material loss to be probable and has established a material loss liability in accordance with applicable financial accounting guidance; (ii) FHN has determined material loss to be probable but is not reasonably able to estimate an amount or range of material loss liability; or (iii) FHN has determined that material loss is not probable but is reasonably possible, and that the amount or range of that reasonably possible material loss is estimable. As defined in applicable accounting guidance, loss is reasonably possible if there is more than a remote chance of a material loss outcome for FHN. Set forth below are disclosures for certain pending or threatened litigation matters, including all matters mentioned in (i) or (ii) and certain matters mentioned in (iii). In addition, certain other matters, or groups of matters, are discussed relating to FHN’s former mortgage origination and servicing businesses. In all litigation matters discussed, unless settled or otherwise resolved, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.
FHN reassesses the liability for litigation matters each quarter as the matters progress. At December 31, 2018, the aggregate amount of liabilities established for all such loss contingency matters was $32.9 million. These liabilities are separate from those discussed under the heading “Loan Repurchase and Foreclosure Liability” below.
In each material loss contingency matter, except as otherwise noted, there is more than a remote chance that any of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. At December 31, 2018, FHN estimates that for all material loss contingency matters, estimable reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to approximately $20 million.
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

Note 17 - Contingencies and Other Disclosures (Continued)

Material Matters
FHN is defending a suit claiming material deficiencies in the offering documents under which certificates relating to First Horizon branded proprietary securitizations were sold under FHN's former (pre-2009) mortgage business: Federal Deposit Insurance Corporation (“FDIC”) as receiver for Colonial Bank, in the U.S. District Court for the Southern District of New York (Case No. 12 Civ. 6166 (LLS)(MHD)). The plaintiff in that suit claims to have purchased (and later sold) certificates totaling $83.4 million, relating to a number of separate securitizations. Plaintiff demands damages and prejudgment interest, among several remedies sought. The current liability and RPL estimates for this matter are subject to significant uncertainties regarding: the dollar amounts claimed; the potential remedies that might be available or awarded; the outcome of settlement discussions; the availability of significantly dispositive defenses; and the incomplete status of the discovery process.
Other Former Mortgage Business Exposures
FHN has received indemnity claims from underwriters and others related to lawsuits as to which investors or others claimed to have purchased certificates in FHN proprietary securitizations but as to which FHN was not named a defendant. For most pending indemnity claims involving proprietary securitizations, FHN is unable to estimate an RPL range due to significant uncertainties regarding: claims as to which the claimant specifies no dollar amount; the potential remedies that might be available or awarded; the availability of significantly dispositive defenses such as statutes of limitations or repose; the outcome of potentially dispositive early-stage motions such as motions to dismiss; the incomplete status of the discovery process; the lack of a precise statement of damages; inability to identify specific loans and/or breaches that are the source of the claim; lack of specific grounds to trigger FHN's indemnity obligation; and lack of precedent claims. The alleged purchase prices of the certificates subject to pending indemnification claims, excluding the FDIC-Colonial Bank matter mentioned above, total $231.2 million.
FHN is contending with indemnification claims related to "other whole loans sold," which were mortgage loans originated by FHN before 2009 and sold outside of an FHN securitization. These claims generally assert that FHN-originated loans contributed to claimant’s losses in connection with settlements that claimant paid to various third parties in connection with mortgage loans securitized by claimant. The claims generally do not include specific deficiencies for specific loans sold by FHN. Instead, the claims generally assert that FHN is liable for a share of the claimant's loss estimated by assessing the totality of the other whole loans sold by FHN to claimant in relation to the totality of the larger number of loans securitized by claimant. FHN is unable to estimate an RPL range for these matters due to significant uncertainties regarding: the number of, and the facts underlying, the loan originations which claimants assert are indemnifiable; the applicability of FHN’s contractual indemnity covenants to those facts and originations; and, in those cases where an indemnity claim may be supported, whether any legal defenses, counterclaims, other counter-positions, or third-party claims might eliminate or reduce claims against FHN or their impact on FHN.

FHN also has indemnification claims related to servicing obligations. The most significant is from Nationstar Mortgage LLC, currently doing business as “Mr. Cooper.” Nationstar was the purchaser of FHN’s mortgage servicing obligations and assets in 2013 and 2014 and, starting in 2011, was FHN’s subservicer. Nationstar asserts several categories of indemnity obligations in connection with mortgage loans under the subservicing arrangement and under the purchase transaction. This matter currently is not in litigation, but litigation in the future is possible. FHN is unable to estimate an RPL range for this matter due to significant uncertainties regarding: the exact nature of each of Nationstar’s claims and its position in respect of each; the number of, and the facts underlying, the claimed instances of indemnifiable events; the applicability of FHN’s contractual indemnity covenants to those facts and events; and, in those cases where the facts and events might support an indemnity claim, whether any legal defenses, counterclaims, other counter-positions, or thirdparty claims might eliminate or reduce claims against FHN or their impact on FHN.
FHN has additional potential exposures related to its former mortgage businesses. A few of those matters have become litigation which FHN currently estimates are immaterial, some are non-litigation claims or threats, some are mere subpoenas or other requests for information, and in some areas FHN has no indication of any active or threatened dispute. Some of those matters might eventually result in settlements, and some might eventually result in adverse litigation outcomes, but none are included in the material loss contingency liabilities mentioned above or in the RPL range mentioned above.
Mortgage Loan Repurchase and Foreclosure Liability
The repurchase and foreclosure liability is comprised of accruals to cover estimated loss content in the active pipeline (consisting of mortgage loan repurchase, make-whole, foreclosure/servicing demands and certain related exposures), estimated future inflows, and estimated loss content related to certain known claims not currently included in the active pipeline. FHN

Note 17 - Contingencies and Other Disclosures (Continued)

compares the estimated probable incurred losses determined under the applicable loss estimation approaches for the respective periods with current reserve levels. Changes in the estimated required liability levels are recorded as necessary through the repurchase and foreclosure provision.
Based on currently available information and experience to date, FHN has evaluated its loan repurchase, make-whole, foreclosure, and certain related exposures and has accrued for losses of $32.3 million and $34.2 million as of December 31, 2018 and 2017, respectively, including a smaller amount related to equity-lending junior lien loan sales. Accrued liabilities for FHN’s estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges/expense reversals to increase/decrease the liability are included within Repurchase and foreclosure provision/(provision credit) on the Consolidated Statements of Income. The estimates are based upon currently available information and fact patterns that exist as of each balance sheet date and could be subject to future changes. Changes to any one of these factors could significantly impact the estimate of FHN’s liability.
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
FHN executed sales of its Visa Class B shares in December 2010, September 2011 and September 2018, resulting in the complete disposition of its holdings of these shares and relief from the contingent liability. In each sale FHN and the purchasers entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. See Note 22 - Derivatives for further discussion of these transactions.
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

Note 18 – Pension, Savings, and Other Employee Benefits
Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. Benefits under the plan are “frozen” so that years of service and compensation changes after 2012 do not affect the benefit owed. Minimum contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. Decisions to contribute to the plan are based upon pension funding requirements under the Pension Protection Act, the maximum amount deductible under the Internal Revenue Code, the actual performance of plan assets, and trends in the regulatory environment. FHN contributed $165 million to the qualified pension plan in third quarter 2016. The contribution had no effect on FHN’s 2016 Consolidated Statements of Income. FHN did not make any contributions to the qualified pension plan in 2017 and made an insignificant contribution to the qualified pension plan in 2018. Management does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2019.
FHN assumed two additional qualified pension plans in conjunction with the CBF acquisition. FHN conformed the actuarial assumptions used in measuring the acquired plans to those used for its qualified plan in the purchase accounting valuation. Both legacy CBF plans are frozen. At the closing of FHN's merger with CBF, those plans had an aggregate benefit obligation of $18.5 million and aggregate plan assets of $13.2 million. FHN contributed $5.1 million to these plans in December 2017. As of December 31, 2018 and 2017, the aggregate benefit obligation for the plans was $17.1 million and $18.7 million, respectively, and aggregate plan assets were $16.5 million and $18.6 million, respectively. Benefit payments, expense and actuarial gains/losses related to these plans were insignificant for 2018 and 2017. After the contribution, FHN re-allocated plan assets into fixed income investments (primarily Level 1 mutual funds) with durations similar to those for the projected benefit obligation. Additional funding amounts to these plans are dependent upon the potential settlement of the plans. Due to the insignificant financial statement impact, these two plans are not included in the disclosures that follow.
FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the qualified pension plan have been limited by tax rules. These other non-qualified plans are unfunded, and contributions to these plans cover all benefits paid under the non-qualified plans. Payments made under the non-qualified plans were $5.8 million for 2018. FHN anticipates making benefit payments under the non-qualified plans of $5.2 million in 2019.
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

FHN also provides “flexible dollars” to assist employees with the cost of annual benefits and/or allow the employee to contribute to his or her qualified savings plan account. These “flexible dollars” are pre-tax contributions and are based upon the employees’ years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $29.3 million for 2018, $23.0 million for 2017, and $21.6 million for 2016.
Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance benefits to retirement-eligible employees. The postretirement medical plan is contributory with FHN contributing a fixed amount for certain participants. FHN’s postretirement benefits include certain prescription drug benefits.
Actuarial assumptions. FHN’s process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the plan’s allocation of its assets to asset classes, which primarily represent fixed income investments. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a thirty year time horizon. Since the contribution made in 2016, the asset allocation strategy for the qualified pension plan utilizes fixed income instruments that more closely match the estimated duration of payment obligations. Consequently, FHN selected a 4.20 percent assumption for 2018 for the qualified defined benefit pension plan and a 2.15 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993. FHN selected a 5.95 percent assumption for 2018 for postretirement medical plan assets dedicated to employees who retired after January 1, 1993.

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

The discount rates for the three years ended 2018 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN’s plans and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company’s funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $300 million ($300 million in 2017 and $250 million in 2016) par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.
The actuarial assumptions used in the defined benefit pension plans and other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost
	2018	2017	2016	2018	2017	2016
Discount rate
Qualified pension	4.43%	3.76%	4.39%	3.75%	4.37%	4.69%
Nonqualified pension	4.26%	3.59%	4.07%	3.59%	4.07%	4.34%
Other nonqualified pension	3.83%	3.19%	3.39%	3.19%	3.39%	3.57%
Postretirement benefits	4.03% - 4.56%	3.37% - 3.87%	3.67% - 4.57%	3.35% - 3.87%	3.68% - 4.57%	3.84% - 4.87%
Expected long-term rate of return
Qualified pension/ postretirement benefits	N/A	N/A	N/A	4.20%	4.50%	6.00%
Postretirement benefit (retirees post January 1, 1993)	N/A	N/A	N/A	5.95%	6.00%	6.15%
Postretirement benefit (retirees prior to January 1, 1993)	N/A	N/A	N/A	2.15%	2.15%	2.10%
The rate of compensation increase previously had a significant effect on the actuarial assumptions used for the defined benefit pension plan. However, since the benefits in the pension plan are frozen, the rate of compensation increase has no effect upon qualified pension benefits.
FHN has one pension plan where participants' benefits are affected by interest crediting rates. The plan's projected benefit obligation as of December 31, 2018, 2017 and 2016 and interest crediting rates for the respective years are:

(Dollars in thousands)	2018	2017	2016
Projected benefit obligation	$16,947	$19,115	$22,196
Interest crediting rate	10.12%	9.28%	10.16%

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

The components of net periodic benefit cost for the plan years 2018, 2017 and 2016 are as follows:

(Dollars in thousands)	Total Pension Benefits			Other Benefits
	2018	2017	2016	2018	2017	2016
Components of net periodic benefit cost
Service cost	$41	$37	$39	$133	$107	$110
Interest cost	27,877	29,380	31,216	1,309	1,305	1,292
Expected return on plan assets	(32,897)	(36,015)	(39,123)	(1,074)	(947)	(913)
Amortization of unrecognized:
Prior service cost/(credit)	—	52	196	—	95	170
Actuarial (gain)/loss	12,102	9,521	8,141	(387)	(567)	(810)
Net periodic benefit cost	7,123	2,975	469	(19)	(7)	(151)
ASC 715 settlement expense	—	43	—	99	—	—
Total periodic benefit costs	$7,123	$3,018	$469	$80	$(7)	$(151)

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a calculated value that recognizes changes in the fair value of plan assets over five years, as permitted by GAAP.
FHN utilizes a spot rate approach which applies duration-specific rates from the full yield curve to estimated future benefit payments for the determination of interest cost.
The following tables set forth the plans’ benefit obligations and plan assets for 2018 and 2017:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2018	2017	2018	2017
Change in benefit obligation
Benefit obligation, beginning of year	$840,884	$804,542	$39,562	$35,403
Service cost	41	37	133	107
Interest cost	27,877	29,380	1,309	1,305
Actuarial (gain)/loss (a)	(68,724)	63,876	(3,648)	3,733
Actual benefits paid (b)	(34,769)	(56,951)	(2,182)	(986)
Benefit obligation, end of year	$765,309	$840,884	$35,174	$39,562
Change in plan assets
Fair value of plan assets, beginning of year	$811,244	$778,872	$18,753	$16,717
Actual return on plan assets	(49,470)	84,534	(928)	2,458
Employer contributions	3,948	4,789	1,789	564
Actual benefits paid – settlement payments	—	—	(2,182)	(986)
Actual benefits paid – other payments	(34,769)	(56,951)	—	—
Fair value of plan assets, end of year	$730,953	$811,244	$17,432	$18,753
Funded (unfunded) status of the plans	$(34,356)	$(29,640)	$(17,742)	$(20,809)
Amounts recognized in the Statements of Condition
Other assets	$1,911	$11,238	$14,356	$15,254
Other liabilities	(36,267)	(40,878)	(32,098)	(36,063)
Net asset/(liability) at end of year	$(34,356)	$(29,640)	$(17,742)	$(20,809)

(a)	Variances in the actuarial (gain)/loss are due to normal activity such as changes in discount rates, updates to participant demographic information and revisions to life expectancy assumptions.

(b)	2017 amounts are higher due to the settlements of certain terminated, vested participants in the qualified pension plan that occurred during the year.

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

The projected benefit obligation for unfunded plans are as follows:

	Total Pension Benefits		Other Benefits
(Dollars in thousands	2018	2017	2018	2017
Projected benefit obligation	$36,267	$40,878	$32,098	$36,063
The qualified pension plan was overfunded as of December 31, 2018 by $1.9 million. Because of the pension freeze as of the end of 2012, the pension benefit obligation and the accumulated benefit obligation are the same as of December 31, 2018 and 2017. The qualified pension plan was overfunded as of December 31, 2017 by $11.2 million. FHN's funded post retirement plan was also in an overfunded status as of December 31, 2018 and 2017.
Unrecognized actuarial gains and losses and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2018 and 2017 consist of:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2018	2017	2018	2017
Amounts recognized in accumulated other comprehensive income
Prior service cost/(credit)	$—	$—	$—	$—
Net actuarial (gain)/loss	387,058	385,517	(6,451)	(5,093)
Total	$387,058	$385,517	$(6,451)	$(5,093)
The pre-tax amounts recognized in other comprehensive income during 2018 and 2017 were as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits
	2018	2017	2018	2017
Changes in plan assets and benefit obligation recognized in other comprehensive income
Net actuarial (gain)/loss arising during measurement period	$13,643	$15,357	$(1,646)	$2,222
Items amortized during the measurement period:
Prior service credit/(cost)	—	(52)	—	(95)
Net actuarial gain/(loss)	(12,102)	(9,521)	288	567
Total recognized in other comprehensive income	$1,541	$5,784	$(1,358)	$2,694
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
The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate:

(Dollars in thousands)	Pension Benefits	Other Benefits
2019	$38,642	$1,663
2020	40,904	1,717
2021	42,708	1,775
2022	43,480	1,836
2023	44,781	1,900
2024-2028	238,274	10,344
Plan assets. FHN’s overall investment goal is to create, over the life of the pension plan and retiree medical plan, an adequate pool of sufficiently liquid assets to support the qualified pension benefit obligations to participants, retirees, and beneficiaries,

Note 18 – Pension, Savings, and Other Employee Benefits (Continued)

as well as to partially support the medical obligations to retirees and beneficiaries. Thus, the qualified pension plan and retiree medical plan seek to achieve a level of investment return consistent with changes in projected benefit obligations.
Qualified pension plan assets primarily consist of fixed income securities which include U.S. treasuries, corporate bonds of companies from diversified industries, municipal bonds, and foreign bonds. Fixed income investments generally have long durations consistent with the estimated pension liabilities of FHN. This duration-matching strategy is intended to hedge substantially all of the plan’s risk associated with future benefit payments. Retiree medical funds are kept in short-term investments, primarily money market funds and mutual funds. On December 31, 2018 and 2017, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.
The fair value of FHN’s pension plan assets at December 31, 2018 and 2017, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 24 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

(Dollars in thousands)	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$13,855	$—	$—	$13,855
Fixed income securities:
U.S. treasuries	—	28,626	—	28,626
Corporate, municipal and foreign bonds	—	688,472	—	688,472
Total	$13,855	$717,098	$—	$730,953

(Dollars in thousands)	December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$21,152	$—	$—	$21,152
Fixed income securities:
U.S. treasuries	—	27,173	—	27,173
Corporate, municipal and foreign bonds	—	762,919	—	762,919
Total	$21,152	$790,092	$—	$811,244
The Pension and Savings Investment Committees, comprised of senior managers within the organization, meet regularly to review asset performance and potential portfolio revisions. Adjustments to the qualified pension plan asset allocation primarily reflect changes in anticipated liquidity needs for plan benefits.
The fair value of FHN’s retiree medical plan assets at December 31, 2018 and 2017 by asset category are as follows:

(Dollars in thousands)	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$207	$—	$—	$207
Mutual funds:
Equity mutual funds	10,387	—	—	10,387
Fixed income mutual funds	6,838	—	—	6,838
Total	$17,432	$—	$—	$17,432

(Dollars in thousands)	December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$364	$—	$—	$364
Mutual funds:
Equity mutual funds	11,402	—	—	11,402
Fixed income mutual funds	6,987	—	—	6,987
Total	$18,753	$—	$—	$18,753

Note 19 - Stock Options, Restricted Stock, and Dividend Reinvestment Plans

Equity compensation plans
FHN currently has one plan, its shareholder-approved Equity Compensation Plan (“ECP”), which authorizes the grant of new stock-based awards to employees and directors. Most awards outstanding at year end were granted under the ECP, though older stock options and certain deferred stock units remain outstanding under several plans which no longer are active. The ECP authorizes a broad range of award types, including restricted shares, stock units, and stock options. Stock units may be paid in shares or cash, depending upon the terms of the award. The ECP also authorizes the grant of stock appreciation rights, though no such grants have been made. Unvested awards have service and/or performance conditions which must be met in order for the shares to vest. Awards generally have service-vesting conditions, meaning that the employee must remain employed by FHN for certain periods in order for the award to vest. Some outstanding awards also have performance conditions, and one outstanding award has performance conditions associated with FHN’s stock price. FHN operates the ECP by establishing award programs, each of which is intended to cover a specific need. Programs are created, changed, or terminated as needs change. On December 31, 2018, there were 8,729,408 shares available for new awards under the ECP. The ECP imposes a separate limit on full-value (non-option) awards which is included within the overall limit; at December 31, 2018 there were 6,810,413 shares available to be granted as full-value awards.
Service condition full-value awards. Awards may be granted with service conditions only. In recent years, programs using these awards have included annual programs for executives and selected management employees, a mandatory deferral program for executives tied to annual bonuses earned, other mandatory or elective deferral programs, various retention programs, and special hiring-incentive situations. Details of the awards vary by program, but most are settled in shares at vesting rather than cash, and vesting rarely begins earlier than the first anniversary of grant and rarely extends beyond the fifth anniversary of grant. Annual programs tend to use multiple annual vesting dates while retention programs tend to use a single vesting date, but there are exceptions.
Performance condition awards. Under FHN’s long-term incentive and corporate performance programs, performance stock units (“PSUs”) (executives) and cash units (selected management employees) are granted annually and vest only if predetermined performance measures are met. The measures are changed each year based on goals and circumstances prevailing at the time of grant. In recent years the performance periods have been three years, with service-vesting near the third anniversary of the grant. PSUs granted after 2014 also have a two year post-vest holding period. Recent annual performance awards require pro-rated forfeiture for performance falling between a threshold level and a maximum. Performance awards sometimes are used to provide a narrow, targeted incentive to a single person or small group; one such award which includes a market performance condition to FHN’s Chief Executive Officer (“CEO”) is discussed in the next paragraph. Of the annual program awards paid during 2018 or outstanding on December 31, 2018: performance conditions related to the 2015 units were met at the 108.3 percent payout level and vested in 2018; the three-year performance period of the 2016 units has ended but performance is measured relative to peers and has not yet been determined; and, the three-year performance periods for the 2017 and 2018 units have not ended.
Market condition award. In 2016, FHN made a special grant of performance stock units to FHN’s CEO which will vest at the end of a performance period of seven years. The award has no provision for pro-rated payment based on partial performance. The award’s performance goal is based on achievement of a specific level of total shareholder return during the performance period.
Director awards. Non-employee directors receive cash and annual grants of service-conditioned stock units under a program approved by the board of directors. Director stock units vest in the year following the year of grant, require a two-year payment deferral, and settle in shares after the deferral period. In 2018 and 2017 each director received $65,000 or prorated equivalent of stock units, representing a portion of their annual retainer. Prior to 2005 directors could elect to defer cash compensation in the form of discount-priced stock options, some of which remain outstanding.

Note 19 - Stock Options, Restricted Stock, and Dividend Reinvestment Plans (Continued)

Stock and stock unit awards. A summary of restricted and performance stock and unit activity during the year ended December 31, 2018, is presented below:

	Shares/ Units (a)	Weighted average grant date fair value (per share) (b)
January 1, 2018	3,971,216	12.92
Shares/units granted	1,260,143	18.70
Shares/units vested	(949,719)	13.29
Shares/units cancelled	(191,816)	16.57
December 31, 2018	4,089,824	14.57

(a)	Includes only units that settle in shares and nonvested performance units are included at 100% payout level.

(b)	The weighted average grant date fair value for shares/units granted in 2017 and 2016 was $18.83 and $12.90, respectively.
On December 31, 2018, there was $27.8 million of unrecognized compensation cost related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.3 years. The total grant date fair value of shares vested during 2018, 2017 and 2016, was $12.6 million, $9.9 million, and $9.7 million, respectively.
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
The summary of stock option activity for the year ended December 31, 2018, is shown below:

	Options Outstanding	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
January 1, 2018	6,608,571	16.80
Options granted	394,296	18.69
Options exercised	(376,273)	11.91
Options expired/cancelled	(721,907)	25.80
December 31, 2018	5,904,687	16.16	3.06	6,684
Options exercisable	4,412,367	16.44	2.45	5,619
Options expected to vest	1,492,320	15.35	4.84	1,065
The total intrinsic value of options exercised during 2018, 2017 and 2016 was $3.0 million, $2.5 million, and $10.6 million, respectively. On December 31, 2018, there was $1.8 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 2.8 years.

Note 19 - Stock Options, Restricted Stock, and Dividend Reinvestment Plans (Continued)

FHN granted or converted 394,296, 1,483,323 and 971,328 stock options with a weighted average fair value of $3.89, $4.69, and $2.95 per option at grant date in 2018, 2017 and 2016, respectively.
FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted or converted in 2018, 2017, and 2016 with the following assumptions:

	2018	2017	2016
Expected dividend yield	2.57%	1.82%	2.41%
Expected weighted-average lives of options granted	6.21 years	6.09 years	6.19 years
Expected weighted-average volatility	24.61%	26.90%	32.84%
Expected volatility range	23.95 - 25.26%	24.36 - 29.44%	30.73 – 34.95%
Risk-free interest rate	2.69%	2.07%	1.28%
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
Compensation Cost. The compensation cost that has been included in the Consolidated Statements of Income pertaining to stock-based awards was $23.2 million, $20.6 million, and $17.5 million for 2018, 2017, and 2016, respectively. The corresponding total income tax benefits recognized were $5.7 million in 2018, $7.9 million in 2017, and $6.7 million in 2016.
Authorization. Consistent with Tennessee state law, only authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock based compensation awards. FHN has obtained authorization from the Board of Directors to repurchase up to certain numbers of shares related to issuance under the ECP and several older stock award plans. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal and regulatory restrictions, and prudent capital management. FHN does not currently expect to repurchase a material number of shares under the compensation plan-related repurchase program during 2019.
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

Note 20 - Business Segment Information
FHN has four business segments: regional banking, fixed income, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to consumer and commercial customers in Tennessee, North Carolina, South Carolina, Florida and other selected markets. Regional banking also provides investments, wealth management, financial planning, trust services and asset management, mortgage banking, credit card, and cash management. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions nationally. The fixed income segment consists of fixed income securities sales, trading, underwriting, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory services, and derivative sales. The corporate segment consists of unallocated corporate expenses, expense on subordinated debt issuances, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, tax credit investment activities, derivative valuation adjustments related to prior sales of Visa Class B shares, gain/(loss) on extinguishment of debt, and acquisition- and integration-related costs. The non-strategic segment consists of run-off consumer lending activities, legacy (pre-2009) mortgage banking elements, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses.
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

(Dollars in thousands)	2018	2017	2016
Consolidated
Net interest income	$1,220,317	$842,314	$729,084
Provision/(provision credit) for loan losses	7,000	—	11,000
Noninterest income	722,788	490,219	552,441
Noninterest expense	1,221,996	1,023,661	925,204
Income/(loss) before income taxes	714,109	308,872	345,321
Provision/(benefit) for income taxes	157,602	131,892	106,810
Net income/(loss)	$556,507	$176,980	$238,511
Average assets	$40,225,459	$29,924,813	$27,427,227
Depreciation and amortization	$59,125	$70,924	$64,673
Expenditures for long-lived assets	38,166	287,642	62,554

Note 20 - Business Segment Information (Continued)

(Dollars in thousands)	2018	2017	2016
Regional Banking
Net interest income	$1,202,317	$846,620	$742,131
Provision/(provision credit) for loan losses	25,277	21,341	38,886
Noninterest income	309,308	258,627	248,996
Noninterest expense	824,740	626,304	612,983
Income/(loss) before income taxes	661,608	457,602	339,258
Provision/(benefit) for income taxes	155,471	163,547	121,304
Net income/(loss)	$506,137	$294,055	$217,954
Average assets	$28,470,388	$19,507,765	$17,137,709
Depreciation and amortization	$29,681	$43,061	$38,896
Expenditures for long-lived assets	34,212	274,059	51,442
Fixed Income
Net interest income	$35,715	$18,065	$10,802
Noninterest income	164,767	217,082	269,344
Noninterest expense	191,504	208,921	227,936
Income/(loss) before income taxes	8,978	26,226	52,210
Provision/(benefit) for income taxes	1,560	8,717	18,722
Net income/(loss)	$7,418	$17,509	$33,488
Average assets	$3,299,117	$2,543,151	$2,364,130
Depreciation and amortization	$9,724	$8,737	$5,770
Expenditures for long-lived assets	755	2,499	2,019
Corporate
Net interest income/(expense)	$(64,140)	$(59,383)	$(66,215)
Noninterest income (a)	239,252	8,878	20,453
Noninterest expense	177,829	144,258	63,577
Income/(loss) before income taxes	(2,717)	(194,763)	(109,339)
Provision/(benefit) for income taxes	(10,856)	(47,989)	(57,698)
Net income/(loss)	$8,139	$(146,774)	$(51,641)
Average assets	$7,092,078	$6,367,268	$6,037,624
Depreciation and amortization	$25,564	$18,726	$19,610
Expenditures for long-lived assets	2,302	9,161	8,947
Non-Strategic
Net interest income	$46,425	$37,012	$42,366
Provision/(provision credit) for loan losses	(18,277)	(21,341)	(27,886)
Noninterest income	9,461	5,632	13,648
Noninterest expense	27,923	44,178	20,708
Income/(loss) before income taxes	46,240	19,807	63,192
Provision/(benefit) for income taxes	11,427	7,617	24,482
Net income/(loss)	$34,813	$12,190	$38,710
Average assets	$1,363,876	$1,506,629	$1,887,764
Depreciation and amortization	$(5,844)	$400	$397
Expenditures for long-lived assets	897	1,923	146
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) 2018 includes a $212.9 million pre-tax gain from the sale of Visa Class B shares; 2017 includes a $14.3 million pre-tax loss from the repurchase of equity securities previously included in a financing transaction.

Note 20 - Business Segment Information (Continued)

The following tables reflect a disaggregation of FHN’s noninterest income by major product line and reportable segment for the years ended December 31, 2018, 2017, and 2016:

	December 31, 2018
(Dollars in thousands)	Regional Banking	Fixed Income	Corporate	Non-Strategic	Consolidated
Noninterest income:
Fixed income (a)	$417	$163,382	$—	$4,083	$167,882
Deposit transactions and cash management	126,909	12	6,144	216	133,281
Brokerage, management fees and commissions	54,800	—	—	3	54,803
Trust services and investment management	29,852	—	(46)	—	29,806
Bankcard income	26,848	—	226	(356)	26,718
BOLI (b)	—	—	18,955	—	18,955
Debt securities gains/(losses), net (b)	—	—	52	—	52
Equity securities gains/(losses), net (b) (c)	—	—	212,896	—	212,896
All other income and commissions (d)	70,482	1,373	1,025	5,515	78,395
Total noninterest income	$309,308	$164,767	$239,252	$9,461	$722,788

	December 31, 2017
(Dollars in thousands)	Regional Banking	Fixed Income	Corporate	Non-Strategic	Consolidated
Noninterest income:
Fixed income	$430	$216,195	$—	$—	$216,625
Deposit transactions and cash management	105,163	3	5,236	190	110,592
Brokerage, management fees and commissions	48,513	—	1	—	48,514
Trust services and investment management	28,491	—	(71)	—	28,420
Bankcard income	25,014	—	225	228	25,467
BOLI	—	—	15,124	—	15,124
Debt securities gains/(losses), net	386	—	97	—	483
Equity securities gains/(losses), net	—	—	109	—	109
All other income and commissions (e)	50,630	884	(11,843)	5,214	44,885
Total noninterest income	$258,627	$217,082	$8,878	$5,632	$490,219

	December 31, 2016
(Dollars in thousands)	Regional Banking	Fixed Income	Corporate	Non-Strategic	Consolidated
Noninterest income:
Fixed income	$79	$268,482	$—	$—	$268,561
Deposit transactions and cash management	103,122	3	5,250	178	108,553
Brokerage, management fees and commissions	42,911	—	—	—	42,911
Trust services and investment management	27,764	—	(37)	—	27,727
BOLI	23,945	—	215	270	24,430
Bank-owned life insurance	—	—	14,687	—	14,687
Debt securities gains/(losses), net	—	—	1,485	—	1,485
Equity securities gains/(losses), net	—	—	(144)	—	(144)
All other income and commissions	51,175	859	(1,003)	13,200	64,231
Total noninterest income	$248,996	$269,344	$20,453	$13,648	$552,441

(a)
Includes $28.9 million of underwriting, portfolio advisory, and other noninterest income in scope of Accounting Standards Codification ("ASC") 606, "Revenue From Contracts With Customers." Non-Strategic includes a $4.1 million gain from the reversal of a previous valuation adjustment due to sales of TRUPS loans excluded from the scope of ASC 606.

(b)	Represents noninterest income excluded from the scope of ASC 606. Amount is presented for informational purposes to reconcile total non-interest income.

(c)	Includes a pre-tax gain of $212.9 million from the sale of FHN's remaining holdings of Visa Class B shares.

(d)	Includes other service charges, ATM and interchange fees, electronic banking fees, and insurance commission in scope of ASC 606.

(e)	Corporate includes a $14.3 million pre-tax loss from the repurchase of equity securities previously included in a financing transaction.

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

Note 21 - Variable Interest Entities (Continued)

The following table summarizes VIEs consolidated by FHN as of December 31, 2018 and December 31, 2017:

	December 31, 2018		December 31, 2017
	On-Balance Sheet Consumer Loan Securitization	Rabbi Trusts Used for Deferred Compensation Plans	On-Balance Sheet Consumer Loan Securitization	Rabbi Trusts Used for Deferred Compensation Plans
(Dollars in thousands)	Carrying Value	Carrying Value	Carrying Value	Carrying Value
Assets:
Cash and due from banks	$—	N/A	$—	N/A
Loans, net of unearned income	16,213	N/A	24,175	N/A
Less: Allowance for loan losses	—	N/A	—	N/A
Total net loans	16,213	N/A	24,175	N/A
Other assets	35	$78,446	47	$80,479
Total assets	$16,248	$78,446	$24,222	$80,479
Liabilities:
Term borrowings	$2,981	N/A	$11,226	N/A
Other liabilities	—	$56,700	2	$61,733
Total liabilities	$2,981	$56,700	$11,228	$61,733
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
FHN accounts for all qualifying LIHTC investments under the proportional amortization method. Under this method an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense/(benefit). LIHTC investments that do not qualify for the proportional amortization method are accounted for using the equity method. Expenses associated with these investments were $4.1 million, $1.8 million, and $1.8 million during 2018, 2017, and 2016, respectively. The following table summarizes the impact to the Provision/(benefit) for income taxes on the Consolidated Statements of Income for the years ended December 31, 2018, 2017 and 2016 for LIHTC investments accounted for under the proportional amortization method.

(Dollars in thousands)	2018	2017	2016
Provision/(benefit) for income taxes:
Amortization of qualifying LIHTC investments (a)	$10,793	$14,037	$14,223
Low income housing tax credits	(10,232)	(11,037)	(10,100)
Other tax benefits related to qualifying LIHTC investments	(7,370)	(5,045)	(9,779)
(a) 2017 reflects increased amortization due the effects of the Tax Act.

Note 21 - Variable Interest Entities (Continued)

Other Tax Credit Investments. First Tennessee New Markets Corporation (“FTNMC”), a wholly-owned subsidiary of FTBNA, makes equity investments through wholly-owned subsidiaries as a non-managing member in various limited liability companies (“LLCs”) that sponsor community development projects utilizing the New Market Tax Credit (“NMTC”) pursuant to Section 45 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN’s community reinvestment initiatives. The activities of the LLCs include providing investment capital for low-income communities within FHN’s primary geographic region. A portion of the funding of FTNMC’s investment in a NMTC LLC is obtained via a loan from an unrelated third-party that is typically a community development enterprise. The NMTC LLCs are considered VIEs as FTNMC, the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. While FTNMC could absorb losses that are significant to the NMTC LLCs as it has a risk of loss for its initial capital contributions, the managing members are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the NMTC LLCs’ economic performance and the managing members are exposed to all losses beyond FTNMC’s initial capital contributions. A NMTC relationship was resolved in 2018 resulting in a $15.3 million decline in the investment balance and the related debt.

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
Proprietary Residential Mortgage Securitizations. FHN holds variable interests (primarily principal-only strips) in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts’ economic performance. However, FHN did not have the ability to participate in significant portions of a securitization trust’s cash flows, and FHN was not considered the primary beneficiary of the trust. Therefore, these trusts were not consolidated by FHN.

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

Proprietary Trust Preferred Issuances. In conjunction with the acquisition of CBF, FHN acquired junior subordinated debt totaling $212.4 million underlying multiple issuances of trust preferred debt by institutions previously acquired by CBF. All of these trusts are considered VIEs because the ownership interests from the capital contributions to these trusts are not considered “at risk” in evaluating whether the holders of the equity investments at risk in the trusts have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities’ economic performance. Thus, FHN cannot be the trusts’ primary beneficiary because its ownership interests in the trusts are not considered variable interests as they are not considered “at risk”. Consequently, none of the trusts are consolidated by FHN. FHN retired $45.4 million of this debt and the related trust preferred securities in 2018.

Note 21 - Variable Interest Entities (Continued)

The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2018:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type:
Low income housing partnerships	$156,056	$80,427	(a)
Other tax credit investments (b) (c)	3,619	—	Other assets
Small issuer trust preferred holdings (d)	270,585	—	Loans, net of unearned income
On-balance sheet trust preferred securitization	37,532	76,642	(e)
Proprietary residential mortgage securitizations	1,524	—	Trading securities
Holdings of agency mortgage-backed securities (d)	4,842,630	—	(f)
Commercial loan troubled debt restructurings (g)	40,590	—	Loans, net of unearned income
Sale-leaseback transaction	16,327	—	(h)
Proprietary trust preferred issuances (i)	—	167,014	Term borrowings

(a)
Maximum loss exposure represents $75.6 million of current investments and $80.4 million of accrued contractual funding commitments. Accrued funding commitments represent unconditional contractual obligations for future funding events, and are also recognized in Other liabilities. FHN currently expects to be required to fund these accrued commitments by the end of 2020.

(b)	A liability is not recognized as investments are written down over the life of the related tax credit.

(c)	Maximum loss exposure represents current investment balance. Of the initial investment, $2.7 million was funded through loans from community development enterprises.

(d)	Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts’ securities.

(e)	Includes $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $76.6 million classified as Term borrowings.

(f)	Includes $.5 billion classified as Trading securities and $4.4 billion classified as Securities available-for-sale.

(g)
Maximum loss exposure represents $38.2 million of current receivables and $2.3 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.

(h)	Maximum loss exposure represents the current loan balance plus additional funding commitments less amounts received from the buyer-lessor.

(i)	No exposure to loss due to nature of FHN's involvement.
The following table summarizes FHN’s nonconsolidated VIEs as of December 31, 2017:

(Dollars in thousands)	Maximum Loss Exposure	Liability Recognized	Classification
Type:
Low income housing partnerships	$94,798	$33,348	(a)
Other tax credit investments (b) (c)	20,394	—	Other assets
Small issuer trust preferred holdings (d)	332,455	—	Loans, net of unearned income
On-balance sheet trust preferred securitization	48,817	65,357	(e)
Proprietary residential mortgage securitizations	2,151	—	Trading securities
Holdings of agency mortgage-backed securities (d)	5,349,287	—	(f)
Commercial loan troubled debt restructurings (g)	19,411	—	Loans, net of unearned income
Sale-leaseback transaction	14,827	—	(h)
Proprietary trust preferred issuances (i)	—	212,378	Term borrowings

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

(h)	Maximum loss exposure represents the current loan balance plus additional funding commitments less amounts received from the buyer-lessor.

(i)	No exposure to loss due to nature of FHN's involvement.

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
Credit risk represents the potential loss that may occur if a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and by using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with certain counterparties to limit credit risk. In 2017, a central clearinghouse revised the treatment of daily margin posted or received from collateral to legal settlements of the related derivative contracts. In 2018, the other central clearinghouse used by FHN also revised the treatment of daily margin posted or received from collateral to legal settlements of the related derivative contracts. These changes resulted in a reduction in derivative assets and liabilities and corresponding reductions in collateral posted and received as these amounts are now presented net by contract in the Consolidated Statements of Condition. These changes had no effect on hedge accounting or gains/losses for the applicable derivative contracts. On December 31, 2018 and 2017, respectively, FHN had $79.9 million and $60.3 million of cash receivables and $40.4 million and $49.7 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds and over-collateralized positions, with derivative counterparties. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. See additional discussion regarding master netting agreements and collateral posting requirements later in this note under the heading “Master Netting and Similar Agreements.” Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.
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
Trading Activities
FHN’s fixed income segment trades U.S. Treasury, U.S. Agency, government-guaranteed loan, mortgage-backed, corporate and municipal fixed income securities, and other securities for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Fixed income also enters into interest rate contracts, including caps, swaps, and floors, for its customers. In addition, fixed income enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in fixed income noninterest income. Related assets and liabilities are recorded on the Consolidated

Note 22 - Derivatives (Continued)

Statements of Condition as Derivative assets and Derivative liabilities. The FTN Financial Risk Committee and the Credit Risk Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $132.3 million, $173.9 million and $229.7 million for the years ended December 31, 2018, 2017 and 2016, respectively. Trading revenues are inclusive of both derivative and non-derivative financial instruments, and are included in fixed income noninterest income.
The following tables summarize FHN’s derivatives associated with fixed income trading activities as of December 31, 2018 and 2017:

	December 31, 2018
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts	$2,271,448	$18,744	$27,768
Offsetting Upstream Interest Rate Contracts	2,271,448	4,014	9,041
Option Contracts Purchased	20,000	25	—
Forwards and Futures Purchased	4,684,177	28,304	181
Forwards and Futures Sold	4,967,454	522	30,055

	December 31, 2017
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts	$2,026,753	$22,097	$18,323
Offsetting Upstream Interest Rate Contracts	2,026,753	17,931	20,720
Option Contracts Purchased	20,000	15	—
Forwards and Futures Purchased	6,257,140	4,354	5,526
Forwards and Futures Sold	6,292,012	5,806	4,010
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
FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $400.0 million of senior debt issued by FTBNA which matures in December 2019. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk of the senior debt. The balance sheet impact of this swap was not significant as of December 31, 2018 and 2017.
FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on $500.0 million of senior debt which matures in December 2020. This qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk of the senior debt. The balance sheet impact of this swap was not significant as of December 31, 2018 and 2017.

Note 22 - Derivatives (Continued)

The following tables summarize FHN’s derivatives associated with interest rate risk management activities as of December 31, 2018 and 2017:

	December 31, 2018
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts	$2,029,162	$20,262	$25,880
Offsetting Upstream Interest Rate Contracts	2,029,162	8,154	9,153
Debt Hedging
Hedging Instruments:
Interest Rate Swaps	$900,000	$127	$6
Hedged Items:
Term Borrowings:
Par	N/A	N/A	$900,000
Cumulative fair value hedging adjustments	N/A	N/A	(15,094)
Unamortized premium/(discount) and issuance costs	N/A	N/A	(2,295)
Total carrying value	N/A	N/A	$882,611

	December 31, 2017
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts	$1,608,912	$11,644	$19,780
Offsetting Upstream Interest Rate Contracts	1,608,912	18,473	11,019
Debt Hedging
Hedging Instruments:
Interest Rate Swaps	$900,000	$371	N/A
Hedged Items:
Term Borrowings:
Par	N/A	N/A	$900,000
Cumulative fair value hedging adjustments	N/A	N/A	(13,472)
Unamortized premium/(discount) and issuance costs	N/A	N/A	(3,910)
Total carrying value	N/A	N/A	$882,618

Note 22 - Derivatives (Continued)

The following table summarizes gains/(losses) on FHN’s derivatives associated with interest rate risk management activities for the years ended December 31, 2018, 2017, and 2016:

	Year Ended December 31
	2018	2017	2016
(Dollars in thousands)	Gains/(Losses)	Gains/(Losses)	Gains/(Losses)
Customer Interest Rate Contracts Hedging
Hedging Instruments and Hedged Items:
Customer Interest Rate Contracts (a)	$1,779	$(10,703)	(22,969)
Offsetting Upstream Interest Rate Contracts (a)	(1,779)	10,699	22,969
Debt Hedging
Hedging Instruments:
Interest Rate Swaps (b)	$(1,648)	$(7,766)	$(3,552)
Hedged Items:
Term Borrowings (a) (c)	1,622	7,582	3,429

(a)	Gains/losses included in All other expense within the Consolidated Statements of Income.

(b)	Gains/losses included in the Interest expense for 2018, and All other expense for 2017 and 2016 within the Consolidated Statement of Income.

(c)	Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.
In first quarter 2016, FHN entered into a pay floating, receive fixed interest rate swap in a hedging strategy to manage its exposure to the variability in cash flows related to the interest payments for the following five years on $250 million principal of debt instruments, which primarily consist of held-to-maturity trust preferred loans that have variable interest payments based on 3-month LIBOR. In first quarter 2017, FHN initiated cash flow hedges of $650 million notional amount that had initial durations between three and seven years. The debt instruments primarily consist of held-to-maturity commercial loans that have variable interest payments based on 1-month LIBOR. These qualify for hedge accounting as cash flow hedges under ASC 815-20. Subsequent to 2017, all changes in the fair value of these derivatives are recorded as a component of AOCI. Amounts are reclassified from AOCI to earnings as the hedged cash flows affect earnings. Prior to 2018, FHN measured ineffectiveness using the Hypothetical Derivative Method and AOCI was adjusted to an amount that reflected the lesser of either the cumulative change in fair value of the swaps or the cumulative change in the fair value of the hypothetical derivative instruments. To the extent that any ineffectiveness existed in the hedge relationships, the amounts were recorded in current period earnings. Interest paid or received for these swaps is recognized as an adjustment to interest income of the assets whose cash flows are being hedged.

Note 22 - Derivatives (Continued)

The following tables summarize FHN’s derivative activities associated with cash flow hedges as of December 31, 2018 and 2017:

	December 31, 2018
(Dollars in thousands)	Notional	Assets	Liabilities
Cash Flow Hedges
Hedging Instruments:
Interest Rate Swaps	$900,000	$888	$5
Hedged Items:
Variability in Cash Flows Related to Debt Instruments (Primarily Loans)	N/A	$900,000	N/A

	December 31, 2017
(Dollars in thousands)	Notional	Assets	Liabilities
Cash Flow Hedges
Hedging Instruments:
Interest Rate Swaps	$900,000	$942	N/A
Hedged Items:
Variability in Cash Flows Related to Debt Instruments (Primarily Loans)	N/A	$900,000	N/A
The following table summarizes gains/(losses) on FHN’s derivatives associated with cash flow hedges for the years ended December 31, 2018 and 2017:

	Year Ended December 31
	2018	2017	2016
(Dollars in thousands)	Gains/(Losses)	Gains/(Losses)	Gains/(Losses)
Cash Flow Hedges
Hedging Instruments:
Interest Rate Swaps (a)	$(5,502)	$(8,264)	$(2,045)
Gain/(loss) recognized in Other comprehensive income/(loss)	(6,284)	(2,156)	130
Gain/(loss) reclassified from AOCI into Interest income	2,142	(2,945)	(1,395)

(a)	Approximately $7.4 million of cumulative losses are expected to be reclassified into earnings in the next twelve months.
Other Derivatives
In conjunction with the sales of a portion of its Visa Class B shares in 2010 and 2011, FHN and the purchaser entered into derivative transactions whereby FHN will make or receive cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. FHN is also required to make periodic financing payments to the purchasers until all of Visa's covered litigation matters are resolved. In third quarter 2018, FHN sold the remainder of its Visa Class B shares, entering into a similar derivative arrangement with the counterparty. All of these derivatives extend until the end of Visa’s Covered Litigation matters. In September 2018, Visa reached a preliminary settlement for one class of plaintiffs in its Payment Card Interchange matter. This settlement is subject to court approval and contains opt out provisions for individual plaintiffs as well as a termination option if opt outs exceed a specified threshold. Settlement has not been reached with the second class of plaintiffs in this matter and other covered litigation matters are also pending judicial resolution. Accordingly, the value and timing for completion of Visa’s Covered Litigation matters are uncertain.

The derivative transaction executed in third quarter 2018 includes a contingent accelerated termination clause based on the credit ratings of FHN and FTBNA. FHN has not received or paid collateral related to this contract. As of December 31, 2018 and December 31, 2017, the derivative liabilities associated with the sales of Visa Class B shares were $31.5 million and $5.6 million, respectively. $26.0 million of the value at December 31, 2018 relates to the transaction executed in third quarter 2018. See the Visa Matters section of Note 17 - Contingencies and Other Disclosures for more information regarding FHN’s Visa shares. See Note 24 - Fair Value of Assets & Liabilities for discussion of the valuation inputs and processes for these Visa-related derivatives.

Note 22 - Derivatives (Continued)

FHN utilizes cross currency swaps and cross currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with non-U.S. dollar denominated loans. As of December 31, 2018 and December 31, 2017, these loans were valued at $11.0 million and $1.5 million, respectively. The balance sheet amounts and the gains/losses associated with these derivatives were not significant.
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
The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $20.7 million of assets and $37.8 million of liabilities on December 31, 2018, and $23.3 million of assets and $34.5 million of liabilities on December 31, 2017. As of December 31, 2018 and 2017, FHN had received collateral of $86.6 million and $119.3 million and posted collateral of $16.2 million and $18.9 million, respectively, in the normal course of business related to these agreements.
Certain agreements entered into prior to required central clearing also contain accelerated termination provisions, inclusive of the right of offset, if a counterparty’s credit rating falls below a specified level. If a counterparty’s debt rating (including FHN’s and FTBNA’s) were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and require immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $19.0 million of assets and $33.2 million of liabilities on December 31, 2018, and $22.8 million of assets and $19.4 million of liabilities on December 31, 2017. As of December 31, 2018 and 2017, FHN had received collateral of $84.5 million and $118.6 million and posted collateral of $15.2 million and $6.7 million, respectively, in the normal course of business related to these contracts.
FHN’s fixed income segment buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts, and are generally not subject to master netting agreements. For futures and

Note 22 - Derivatives (Continued)

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
The following table provides details of derivative assets and collateral received as presented on the Consolidated Statements of Condition as of December 31, 2018 and 2017:

				Gross amounts not offset in the Statements of Condition
(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statements of Condition	Net amounts of assets presented in the Statements of Condition (a)	Derivative liabilities available for offset	Collateral Received	Net amount
Derivative assets:
December 31, 2018 (b)	$52,562	$—	$52,562	$(12,745)	$(39,637)	$180
December 31, 2017 (b)	71,458	—	71,458	(17,278)	(51,271)	2,909

(a)
Included in Derivative assets on the Consolidated Statements of Condition. As of December 31, 2018 and 2017, $28.9 million and $10.2 million, respectively, of derivative assets (primarily fixed income forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

(b)	Amounts are comprised entirely of interest rate derivative contracts.
The following table provides details of derivative liabilities and collateral pledged as presented on the Consolidated Statements of Condition as of December 31, 2018 and 2017:

				Gross amounts not offset in the Statements of Condition
(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statements of Condition	Net amounts of liabilities presented in the Statements of Condition (a)	Derivative assets available for offset	Collateral pledged	Net amount
Derivative liabilities:
December 31, 2018 (b)	$71,853	$—	$71,853	$(12,745)	$(54,773)	$4,335
December 31, 2017 (b)	69,842	—	69,842	(17,278)	(51,801)	763

(a)
Included in Derivative liabilities on the Consolidated Statements of Condition. As of December 31, 2018 and 2017, $61.9 million and $15.2 million, respectively, of derivative liabilities (primarily Visa-related derivatives and fixed income forward contracts) have been excluded from these tables because they are generally not subject to master netting or similar agreements.

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
The following table provides details of Securities purchased under agreements to resell as presented on the Consolidated Statements of Condition and collateral pledged by counterparties as of December 31:

				Gross amounts not offset in the Statements of Condition
(Dollars in thousands)	Gross amounts of recognized assets	Gross amounts offset in the Statements of Condition	Net amounts of assets presented in the Statements of Condition	Offsetting securities sold under agreements to repurchase	Securities collateral (not recognized on FHN’s Statements of Condition)	Net amount
Securities purchased under agreements to resell:
2018	$386,443	$—	$386,443	$(261)	$(382,756)	$3,426
2017	725,609	—	725,609	(259)	(720,036)	5,314
The following table provides details of Securities sold under agreements to repurchase as presented on the Consolidated Statements of Condition and collateral pledged by FHN as of December 31:

				Gross amounts not offset in the Statements of Condition
(Dollars in thousands)	Gross amounts of recognized liabilities	Gross amounts offset in the Statements of Condition	Net amounts of liabilities presented in the Statements of Condition	Offsetting securities purchased under agreements to resell	Securities/ government guaranteed loans collateral	Net amount
Securities sold under agreements to repurchase:
2018	$762,592	$—	$762,592	$(261)	$(762,322)	$9
2017	656,602	—	656,602	(259)	(656,216)	127

Note 23 - Master Netting and Similar Agreements - Repurchase, Reverse Repurchase, and Securities Borrowing Transactions (Continued)

Due to the short duration of Securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal. The following tables provide details, by collateral type, of the remaining contractual maturity of Securities sold under agreements to repurchase as of December 31:

	December 31, 2018
(Dollars in thousands)	Overnight and Continuous	Up to 30 Days	Total
Securities sold under agreements to repurchase:
U.S. treasuries	$16,321	$—	$16,321
Government agency issued MBS	414,488	5,220	419,708
Government agency issued CMO	36,688	—	36,688
Government guaranteed loans (SBA and USDA)	289,875	—	289,875
Total Securities sold under agreements to repurchase	$757,372	$5,220	$762,592

	December 31, 2017
(Dollars in thousands)	Overnight and Continuous	Up to 30 Days	Total
Securities sold under agreements to repurchase:
U.S. treasuries	$13,830	$—	$13,830
Government agency issued MBS	424,821	5,365	430,186
Government agency issued CMO	54,037	3,666	57,703
Government guaranteed loans (SBA and USDA)	154,883	—	154,883
Total Securities sold under agreements to repurchase	$647,571	$9,031	$656,602

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

Note 24 - Fair Value of Assets and Liabilities (Continued)

Recurring Fair Value Measurements
The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	December 31, 2018
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Trading securities—fixed income:
U.S. treasuries	$—	$169,799	$—	$169,799
Government agency issued MBS	—	133,373	—	133,373
Government agency issued CMO	—	330,456	—	330,456
Other U.S. government agencies	—	76,733	—	76,733
States and municipalities	—	54,234	—	54,234
Corporate and other debt	—	682,068	—	682,068
Equity, mutual funds, and other	—	(19)	—	(19)
Total trading securities—fixed income	—	1,446,644	—	1,446,644
Trading securities—mortgage banking	—	—	1,524	1,524
Loans held-for-sale (elected fair value)	—	—	16,273	16,273
Securities available-for-sale:
U.S. treasuries	—	98	—	98
Government agency issued MBS	—	2,420,106	—	2,420,106
Government agency issued CMO	—	1,958,695	—	1,958,695
Other U.S. government agencies	—	149,786	—	149,786
States and municipalities	—	32,573	—	32,573
Corporate and other debt	—	55,310	—	55,310
Interest-Only Strip (elected fair value)	—	—	9,902	9,902
Total securities available-for-sale	—	4,616,568	9,902	4,626,470
Other assets:
Deferred compensation mutual funds	37,771	—	—	37,771
Equity, mutual funds, and other	22,248	—	—	22,248
Derivatives, forwards and futures	28,826	—	—	28,826
Derivatives, interest rate contracts	—	52,214	—	52,214
Derivatives, other	—	435	—	435
Total other assets	88,845	52,649	—	141,494
Total assets	$88,845	$6,115,861	$27,699	$6,232,405
Trading liabilities—fixed income:
U.S. treasuries	$—	$207,739	$—	$207,739
Other U.S. government agencies	—	98	—	98
Corporates and other debt	—	127,543	—	127,543
Total trading liabilities—fixed income	—	335,380	—	335,380
Other liabilities:
Derivatives, forwards and futures	30,236	—	—	30,236
Derivatives, interest rate contracts	—	71,853	—	71,853
Derivatives, other	—	84	31,540	31,624
Total other liabilities	30,236	71,937	31,540	133,713
Total liabilities	$30,236	$407,317	$31,540	$469,093

Note 24 - Fair Value of Assets and Liabilities (Continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	December 31, 2017
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Trading securities—fixed income:
U.S. treasuries	$—	$128,995	$—	$128,995
Government agency issued MBS	—	227,038	—	227,038
Government agency issued CMO	—	275,014	—	275,014
Other U.S. government agencies	—	54,699	—	54,699
States and municipalities	—	34,573	—	34,573
Corporate and other debt	—	693,877	—	693,877
Equity, mutual funds, and other	—	(2)	—	(2)
Total trading securities—fixed income	—	1,414,194	—	1,414,194
Trading securities—mortgage banking	—	—	2,151	2,151
Loans held-for-sale	—	1,955	18,926	20,881
Securities available-for-sale:
U.S. treasuries	—	99	—	99
Government agency issued MBS	—	2,577,376	—	2,577,376
Government agency issued CMO	—	2,269,858	—	2,269,858
Corporates and other debt	—	55,782	—	55,782
Interest-only strips	—	—	1,270	1,270
Equity, mutual funds, and other	27,017	—	—	27,017
Total securities available-for-sale	27,017	4,903,115	1,270	4,931,402
Other assets:
Deferred compensation assets	39,822	—	—	39,822
Derivatives, forwards and futures	10,161	—	—	10,161
Derivatives, interest rate contracts	—	71,473	—	71,473
Total other assets	49,983	71,473	—	121,456
Total assets	$77,000	$6,390,737	$22,347	$6,490,084
Trading liabilities—fixed income:
U.S. treasuries	$—	$506,679	$—	$506,679
Corporates and other debt	—	131,836	—	131,836
Total trading liabilities—fixed income	—	638,515	—	638,515
Other liabilities:
Derivatives, forwards and futures	9,535	—	—	9,535
Derivatives, interest rate contracts	—	69,842	—	69,842
Derivatives, other	—	39	5,645	5,684
Total other liabilities	9,535	69,881	5,645	85,061
Total liabilities	$9,535	$708,396	$5,645	$723,576

Note 24 - Fair Value of Assets and Liabilities (Continued)

Changes in Recurring Level 3 Fair Value Measurements
The changes in Level 3 assets and liabilities measured at fair value for the years ended December 31, 2018, 2017 and 2016 on a recurring basis are summarized as follows:

	Year Ended December 31, 2018
(Dollars in thousands)	Trading securities		Interest-only strips- AFS		Loans held- for-sale		Net derivative liabilities
Balance on January 1, 2018	$2,151		$1,270		$18,926		$(5,645)
Total net gains/(losses) included in:
Net income	173		(398)		1,239		(4,677)
Purchases	—		—		62		(28,100)	(e)
Sales	—		(16,840)		—		—
Settlements	(800)		—		(3,598)		6,882
Net transfers into/(out of) Level 3	—		25,870	(b)	(356)	(d)	—
Balance on December 31, 2018	$1,524		$9,902		$16,273		$(31,540)
Net unrealized gains/(losses) included in net income	$6	(a)	$(1,025)	(c)	$1,239	(a)	$(4,677)	(f)

	Year Ended December 31, 2017
(Dollars in thousands)	Trading securities		Interest-only strips- AFS		Loans held- for-sale		Net derivative liabilities
Balance on January 1, 2017	$2,573		$—		$21,924		$(6,245)
Total net gains/(losses) included in:
Net income	448		1,021		1,547		(596)
Purchases	—		1,413		168		—
Sales	(5)		(11,431)		—		—
Settlements	(865)		—		(4,346)		1,196
Net transfers into/(out of) Level 3	—		10,267	(b)	(367)	(d)	—
Balance on December 31, 2017	$2,151		$1,270		$18,926		$(5,645)
Net unrealized gains/(losses) included in net income	$303	(a)	$(171)	(c)	$1,547	(a)	$(596)	(f)

	Year Ended December 31, 2016
(Dollars in thousands)	Trading securities		Loans held-for-sale		Securities available- for-sale	Mortgage servicing rights, net	Net derivative liabilities
Balance on January 1, 2016	$4,377		$27,418		$1,500	$1,841	$(4,810)
Total net gains/(losses) included in:
Net income	604		3,380		—	31	(2,634)
Purchases	—		706		—	—	—
Sales	—		—		—	(205)	—
Settlements	(2,408)		(6,264)		(1,500)	(682)	1,199
Net transfers into/(out of) Level 3	—		(3,316)	(d)	—	—	—
Balance on December 31, 2016	$2,573		$21,924		$—	$985	$(6,245)
Net unrealized gains/(losses) included in net income	$159	(a)	$3,380	(a)	$—	$—	$(2,634)	(f)

(a)	Primarily included in mortgage banking income on the Consolidated Statements of Income.

(b)	Transfers into interest-only strips - AFS level 3 measured on a recurring basis reflect movements from loans held-for-sale (Level 2 nonrecurring).

(c)	Primarily included in fixed income on the Consolidated Statements of Income.

(d)	Transfers out of loans held-for-sale level 3 measured on a recurring basis generally reflect movements into OREO (level 3 nonrecurring).

(e)	Increase related to newly executed Visa-related derivatives, see Note 22-Derivatives.

(f)	Included in Other expense.

Note 24 - Fair Value of Assets and Liabilities (Continued)

There were no net unrealized gains/(losses) for Level 3 assets and liabilities included in other comprehensive income as of December 31, 2018, 2017 and 2016.
Nonrecurring Fair Value Measurements
From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower of cost or market (“LOCOM”) accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2018, 2017 and 2016, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

	Carrying value at December 31, 2018				Year Ended December 31, 2018
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held-for-sale—other consumer	$—	$18,712	$—	$18,712	$(1,809)
Loans held-for-sale—SBAs and USDA	—	577,280	1,011	578,291	(2,541)
Loans held-for-sale—first mortgages	—	—	541	541	13
Loans, net of unearned income (a)	—	—	48,259	48,259	(841)
OREO (b)	—	—	22,387	22,387	(2,599)
Other assets (c)	—	—	8,845	8,845	(4,712)
					$(12,489)

	Carrying value at December 31, 2017				Year Ended December 31, 2017
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held-for-sale—SBAs and USDA	$—	$465,504	$1,473	$466,977	$(1,629)
Loans held-for-sale—first mortgages	—	—	618	618	36
Loans, net of unearned income (a)	—	—	26,666	26,666	(1,687)
OREO (b)	—	—	39,566	39,566	(996)
Other assets (c)	—	—	26,521	26,521	(3,468)
					$(7,744)

	Carrying value at December 31, 2016				Year Ended December 31, 2016
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held-for-sale—SBAs	$—	$4,286	$—	$4,286	$(1)
Loans held-for-sale—first mortgages	—	—	638	638	75
Loans, net of unearned income (a)	—	—	31,070	31,070	(2,055)
OREO (b)	—	—	11,235	11,235	(2,041)
Other assets (c)	—	—	29,609	29,609	(3,349)
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

Note 24 - Fair Value of Assets and Liabilities (Continued)

In fourth, third, and second quarters of 2018, FHN recognized $1.9 million, $.7 million, and $1.3 million, respectively, of impairments of long-lived assets in its corporate segment primarily related to optimization efforts for its facilities. In fourth quarter 2017, FHN recognized $3.0 million and $.8 million of impairments on long-lived assets in its Corporate and Regional Banking segments, respectively, associated with efforts to more efficiently utilize its branch locations, including integration with branches acquired from CBF. In first quarter 2016, FHN’s Regional Banking segment recognized $3.7 million of impairments on long-lived assets for similar efficiency efforts. $1.0 million of the fourth quarter 2017 impairments in the corporate segment were reversed in third quarter 2018 based on the disposition price for the applicable location and an additional $.5 million was reversed in fourth quarter 2018. The affected branch locations represented a mixture of owned and leased sites. The fair values of owned sites were determined using estimated sales prices from appraisals less estimated costs to sell. The fair values of leased sites were determined using a discounted cash flow approach, based on the revised estimated useful lives of the related assets. Both measurement methodologies are considered Level 3 valuations.
In third quarter 2017, FHN’s Corporate segment recognized $2.0 million of impairments on long-lived technology assets associated with the transition to expanded processing capacity that was required upon completion of the merger with CBF. The fair values of the assets impaired were determined using a discounted cash flow approach which reflected short estimated remaining lives and considered estimated salvage values. The measurement methodologies are considered Level 3 valuations.

Note 24 - Fair Value of Assets and Liabilities (Continued)

Level 3 Measurements
The following tables provide information regarding the unobservable inputs utilized in determining the fair value of level 3 recurring and non-recurring measurements as of December 31, 2018 and 2017:

(Dollars in thousands)
				Values Utilized
Level 3 Class	Fair Value at December 31, 2018	Valuation Techniques	Unobservable Input	Range	Weighted Average (d)
Available-for-sale- securities SBA-interest only strips	$9,902	Discounted cash flow	Constant prepayment rate	11% - 12%	11%
			Bond equivalent yield	14% - 15%	14%
Loans held-for-sale - residential real estate	16,815	Discounted cash flow	Prepayment speeds - First mortgage	2% - 10%	3%
			Prepayment speeds - HELOC	5% - 12%	7.5%
			Foreclosure losses	50% - 66%	63%
			Loss severity trends - First mortgage	2% - 25% of UPB	17%
			Loss severity trends - HELOC	50% - 100% of UPB	50%
Loans held-for-sale- unguaranteed interest in SBA loans	1,011	Discounted cash flow	Constant prepayment rate	8% - 12%	10%
			Bond equivalent yield	9%	9%
Derivative liabilities, other	31,540	Discounted cash flow	Visa covered litigation resolution amount	$5.0 billion - $5.8 billion	$5.6 billion
			Probability of resolution scenarios	10% - 25%	23%
			Time until resolution	18 - 48 months	36 months
Loans, net of unearned income (a)	48,259	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal	NM
		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value	NM
			Financial Statements/Auction values adjustment	0% - 25% of reported value	NM
OREO (b)	22,387	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal	NM
Other assets (c)	8,845	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield	NM
		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal	NM
NM - Not meaningful.

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

(d)	Weighted averages are determined by the relative fair value of the instruments or the relative contribution to an instrument's fair value

Note 24 - Fair Value of Assets and Liabilities (Continued)

(Dollars in thousands)
				Values Utilized
Level 3 Class	Fair Value at December 31, 2017	Valuation Techniques	Unobservable Input	Range	Weighted Average (d)
Available-for-sale- securities SBA-interest only strips	$1,270	Discounted cash flow	Constant prepayment rate	10% - 11%	11%
			Bond equivalent yield	17%	17%
Loans held-for-sale - residential real estate	19,544	Discounted cash flow	Prepayment speeds - First mortgage	2% - 12%	3%
			Prepayment speeds - HELOC	5% - 12%	8%
			Foreclosure losses	50% - 70%	65%
			Loss severity trends - First mortgage	5% - 30% of UPB	20%
			Loss severity trends - HELOC	15% - 100% of UPB	55%
Loans held-for-sale- unguaranteed interest in SBA loans	1,473	Discounted cash flow	Constant prepayment rate	8% - 12%	10%
			Bond equivalent yield	9% - 10%	10%
Derivative liabilities, other	5,645	Discounted cash flow	Visa covered litigation resolution amount	$4.4 billion - $5.2 billion	$4.9 billion
			Probability of resolution scenarios	10% - 30%	23%
			Time until resolution	18 - 48 months	35 months
Loans, net of unearned income (a)	26,666	Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 10% of appraisal	NM
		Other collateral valuations	Borrowing base certificates adjustment	20% - 50% of gross value	NM
			Financial Statements/Auction values adjustment	0% - 25% of reported value	NM
OREO (b)	39,566	Appraisals from comparable properties	Adjustment for value changes since appraisal	0% - 10% of appraisal	NM
Other assets (c)	26,521	Discounted cash flow	Adjustments to current sales yields for specific properties	0% - 15% adjustment to yield	NM
		Appraisals from comparable properties	Marketability adjustments for specific properties	0% - 25% of appraisal	NM

NM - Not meaningful.

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

(d)	Weighted averages are determined by the relative fair value of the instruments or the relative contribution to an instrument's fair value

Note 24 - Fair Value of Assets and Liabilities (Continued)

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
Fair Value Option
FHN has elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes under the Financial Instruments Topic (“ASC 825”) except for mortgage origination operations which utilize the platform acquired from CBF. FHN determined that the election reduces certain timing differences and better matches changes in the value of such loans with changes in the value of derivatives and forward delivery commitments used as economic hedges for these assets at the time of election.
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

Note 24 - Fair Value of Assets and Liabilities (Continued)

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

	December 31, 2018
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Residential real estate loans held-for-sale reported at fair value:
Total loans	$16,273	$23,567	$(7,294)
Nonaccrual loans	4,536	8,128	(3,592)
Loans 90 days or more past due and still accruing	171	281	(110)

	December 31, 2017
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Residential real estate loans held-for-sale reported at fair value:
Total loans	$20,881	$29,755	$(8,874)
Nonaccrual loans	5,783	10,881	(5,098)
Loans 90 days or more past due and still accruing	—	—	—

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

	Year Ended December 31
(Dollars in thousands)	2018	2017	2016
Changes in fair value included in net income:
Mortgage banking noninterest income
Loans held-for-sale	$1,239	$1,547	$3,380
For the years ended December 31, 2018, 2017 and 2016, the amounts for residential real estate loans held-for-sale included gains of $.2 million, $.5 million, and $1.5 million, respectively, in pretax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on estimated default rates and estimated loss severities. Interest income on residential real estate loans held-for-sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held-for-sale.
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

Note 24 - Fair Value of Assets and Liabilities (Continued)

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
Securities available-for-sale. Securities available-for-sale includes the investment portfolio accounted for as available-for-sale under ASC 320-10-25. Valuations of available-for-sale securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves, consensus prepayment estimates, and credit spreads. When available, broker quotes are used to support these valuations.
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
Non-mortgage consumer loans held-for-sale are valued using committed bids for specific loans or loan portfolios or current market pricing for similar assets with adjustments for differences in credit standing (delinquency, historical default rates for similar loans), yield, collateral values and prepayment rates. If pricing for similar assets is not available, a discounted cash flow methodology is utilized, which incorporates all of these factors into an estimate of investor required yield for the discount rate.
The Company utilizes quoted market prices of similar instruments or broker and dealer quotations to value the SBA and USDA guaranteed loans. The Company values SBA-unguaranteed interests in loans held-for-sale based on individual loan characteristics, such as industry type and pay history which generally follows an income approach. Furthermore, these valuations are adjusted for changes in prepayment estimates and are reduced due to restrictions on trading. The fair value of other non-residential real estate loans held-for-sale is approximated by their carrying values based on current transaction values.

Note 24 - Fair Value of Assets and Liabilities (Continued)

Collateral-Dependent loans. For loans measured using the estimated fair value of collateral less costs to sell, fair value is estimated using appraisals of the collateral. Collateral values are monitored and additional write-downs are recognized if it is determined that the estimated collateral values have declined further. Estimated costs to sell are based on current amounts of disposal costs for similar assets. Carrying value is considered to reflect fair value for these loans.
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
Nonearning assets. For disclosure purposes, for periods prior to 2018, nonearning financial assets include cash and due from banks, accrued interest receivable, and fixed income receivables. Due to the short-term nature of cash and due from banks, accrued interest receivable, and fixed income receivables, the fair value is approximated by the book value.
Other assets. For disclosure purposes, other assets consist of tax credit investments, FRB and FHLB Stock, deferred compensation mutual funds and equity investments (including other mutual funds) with readily determinable fair values. Tax credit investments accounted for under the equity method are written down to estimated fair value quarterly based on the estimated value of the associated tax credits which incorporates estimates of required yield for hypothetical investors. The fair value of all other tax credit investments is estimated using recent transaction information with adjustments for differences in individual investments. Deferred compensation mutual funds are recognized at fair value, which is based on quoted prices in active markets.
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
Undefined maturity deposits. For periods prior to 2018, in accordance with ASC 825, the fair value of these deposits is approximated by the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.
Short-term financial liabilities. The fair value of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are approximated by the book value. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.
Other noninterest-bearing liabilities. For disclosure purposes for periods prior to 2018, other noninterest-bearing financial liabilities include accrued interest payable and fixed income payables. Due to the short-term nature of these liabilities, the book value is considered to approximate fair value.

Note 24 - Fair Value of Assets and Liabilities (Continued)

Loan commitments. Fair values of these commitments are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties’ credit standing.
Other commitments. Fair values of these commitments are based on fees charged to enter into similar agreements.
The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, reduces the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held-for-sale, and term borrowings as of December 31, 2018 and 2017, involve the use of significant internally-developed pricing assumptions for certain components of these line items. The assumptions and valuations utilized for this disclosure are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. The valuations of legacy assets, particularly consumer loans within the Non-Strategic segment and TRUPS loans, are influenced by changes in economic conditions since origination and risk perceptions of the financial sector. These considerations affect the estimate of a potential acquirer’s cost of capital and cash flow volatility assumptions from these assets and the resulting fair value measurements may depart significantly from FHN’s internal estimates of the intrinsic value of these assets.
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

Note 24 - Fair Value of Assets and Liabilities (Continued)

The following tables summarize the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as of December 31, 2018 and December 31, 2017:

	December 31, 2018
	Book Value	Fair Value
(Dollars in thousands)		Level 1	Level 2	Level 3	Total
Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$16,415,381	$—	$—	$16,438,272	$16,438,272
Commercial real estate	3,999,559	—	—	3,997,736	3,997,736
Consumer:
Consumer real estate	6,223,077	—	—	6,194,066	6,194,066
Permanent mortgage	211,448	—	—	227,254	227,254
Credit card & other	505,643	—	—	507,001	507,001
Total loans, net of unearned income and allowance for loan losses	27,355,108	—	—	27,364,329	27,364,329
Short-term financial assets:
Interest-bearing cash	1,277,611	1,277,611	—	—	1,277,611
Federal funds sold	237,591	—	237,591	—	237,591
Securities purchased under agreements to resell	386,443	—	386,443	—	386,443
Total short-term financial assets	1,901,645	1,277,611	624,034	—	1,901,645
Trading securities (a)	1,448,168	—	1,446,644	1,524	1,448,168
Loans held-for-sale:		—
Mortgage loans (elected fair value) (a)	16,273	—	—	16,273	16,273
USDA & SBA loans- LOCOM	578,291	—	582,476	1,015	583,491
Other consumer loans- LOCOM	25,134	—	6,422	18,712	25,134
Mortgage loans- LOCOM	59,451	—	—	59,451	59,451
Total loans held-for-sale	679,149	—	588,898	95,451	684,349
Securities available-for-sale (a)	4,626,470	—	4,616,568	9,902	4,626,470
Securities held-to-maturity	10,000	—	—	9,843	9,843
Derivative assets (a)	81,475	28,826	52,649	—	81,475
Other assets:
Tax credit investments	163,300	—	—	159,452	159,452
Deferred compensation mutual funds	37,771	37,771	—	—	37,771
Equity, mutual funds, and other (b)	240,780	22,248	—	218,532	240,780
Total other assets	441,851	60,019	—	377,984	438,003
Total assets	$36,543,866	$1,366,456	$7,328,793	$27,859,033	$36,554,282
Liabilities:
Defined maturity deposits	$4,105,777	$—	$4,082,822	$—	$4,082,822
Trading liabilities (a)	335,380	—	335,380	—	335,380
Short-term financial liabilities:
Federal funds purchased	256,567	—	256,567	—	256,567
Securities sold under agreements to repurchase	762,592	—	762,592	—	762,592
Other short-term borrowings	114,764	—	114,764	—	114,764
Total short-term financial liabilities	1,133,923	—	1,133,923	—	1,133,923
Term borrowings:
Real estate investment trust-preferred	46,168	—	—	47,000	47,000
Term borrowings—new market tax credit investment	2,699	—	—	2,664	2,664
Secured borrowings	19,588	—	—	19,588	19,588
Junior subordinated debentures	143,255	—	—	134,266	134,266
Other long term borrowings	959,253	—	960,483	—	960,483
Total term borrowings	1,170,963	—	960,483	203,518	1,164,001
Derivative liabilities (a)	133,713	30,236	71,937	31,540	133,713
Total liabilities	$6,879,756	$30,236	$6,584,545	$235,058	$6,849,839

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 1 primarily consists of mutual funds with readily determinable fair value. Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $130.7 million.

Note 24 - Fair Value of Assets and Liabilities (Continued)

	December 31, 2017
	Book Value	Fair Value
(Dollars in thousands)		Level 1	Level 2	Level 3	Total
Assets:
Loans, net of unearned income and allowance for loan losses
Commercial:
Commercial, financial and industrial	$15,959,062	$—	$—	$15,990,991	$15,990,991
Commercial real estate	4,186,268	—	—	4,215,367	4,215,367
Consumer:
Consumer real estate	6,330,384	—	—	6,320,308	6,320,308
Permanent mortgage	383,742	—	—	388,396	388,396
Credit card & other	609,918	—	—	607,955	607,955
Total loans, net of unearned income and allowance for loan losses	27,469,374	—	—	27,523,017	27,523,017
Short-term financial assets:
Interest-bearing cash	1,185,600	1,185,600	—	—	1,185,600
Federal funds sold	87,364	—	87,364	—	87,364
Securities purchased under agreements to resell	725,609	—	725,609	—	725,609
Total short-term financial assets	1,998,573	1,185,600	812,973	—	1,998,573
Trading securities (a)	1,416,345	—	1,414,194	2,151	1,416,345
Loans held-for-sale:
Mortgage loans	88,173	—	6,902	81,271	88,173
USDA & SBA loans	466,977	—	467,227	1,510	468,737
Other consumer loans	144,227	—	9,965	134,262	144,227
Securities available-for-sale (a) (b)	5,170,255	27,017	4,903,115	240,123	5,170,255
Securities held-to-maturity	10,000	—	—	9,901	9,901
Derivative assets (a)	81,634	10,161	71,473	—	81,634
Other assets:
Tax credit investments	119,317	—	—	112,292	112,292
Deferred compensation assets	39,822	39,822	—	—	39,822
Total other assets	159,139	39,822	—	112,292	152,114
Nonearning assets:
Cash & due from banks	639,073	639,073	—	—	639,073
Fixed income receivables	68,693	—	68,693	—	68,693
Accrued interest receivable	97,239	—	97,239	—	97,239
Total nonearning assets	805,005	639,073	165,932	—	805,005
Total assets	$37,809,702	$1,901,673	$7,851,781	$28,104,527	$37,857,981
Liabilities:
Deposits:
Defined maturity	$3,322,921	$—	$3,293,650	$—	$3,293,650
Undefined maturity	27,297,441	—	27,297,431	—	27,297,431
Total deposits	30,620,362	—	30,591,081	—	30,591,081
Trading liabilities (a)	638,515	—	638,515	—	638,515
Short-term financial liabilities:
Federal funds purchased	399,820	—	399,820	—	399,820
Securities sold under agreements to repurchase	656,602	—	656,602	—	656,602
Other short-term borrowings	2,626,213	—	2,626,213	—	2,626,213
Total short-term financial liabilities	3,682,635	—	3,682,635	—	3,682,635
Term borrowings:
Real estate investment trust-preferred	46,100	—	—	48,880	48,880
Term borrowings—new market tax credit investment	18,000	—	—	17,930	17,930
Secured borrowings	18,642	—	—	18,305	18,305
Junior subordinated debentures	187,281	—	—	187,281	187,281
Other long term borrowings	948,074	—	966,292	—	966,292
Total term borrowings	1,218,097	—	966,292	272,396	1,238,688
Derivative liabilities (a)	85,061	9,535	69,881	5,645	85,061
Other noninterest-bearing liabilities:
Fixed income payables	48,996	—	48,996	—	48,996
Accrued interest payable	16,270	—	16,270	—	16,270
Total other noninterest-bearing liabilities	65,266	—	65,266	—	65,266
Total liabilities	$36,309,936	$9,535	$36,013,670	$278,041	$36,301,246

(a)	Classes are detailed in the recurring and nonrecurring measurement tables.

(b)	Level 3 includes restricted investments in FHLB-Cincinnati stock of $87.9 million and FRB stock of $134.6 million.

Note 24 - Fair Value of Assets and Liabilities (Continued)

	Contractual Amount		Fair Value
(Dollars in thousands)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Unfunded Commitments:
Loan commitments	$10,884,975	$10,678,485	$2,551	$2,617
Standby and other commitments	446,958	420,728	5,043	4,037

Note 25 - Parent Company Financial Information
Following are statements of the parent company:

Statements of Condition	December 31
(Dollars in thousands)	2018	2017
Assets:
Cash	$334,485	$254,938
Securities available-for-sale (a)	—	1,836
Notes receivable	2,888	3,067
Allowance for loan losses	(925)	(925)
Investments in subsidiaries:
Bank	4,741,105	4,618,249
Non-bank	20,281	22,932
Other assets (a)	180,757	207,878
Total assets	$5,278,591	$5,107,975
Liabilities and equity:
Accrued employee benefits and other liabilities	$158,648	$149,124
Term borrowings	629,994	673,794
Total liabilities	788,642	822,918
Total equity	4,489,949	4,285,057
Total liabilities and equity	$5,278,591	$5,107,975
(a) Equity investments were reclassified to Other assets upon adoption of ASU 2016-01 on January 1, 2018.

Statements of Income	Year Ended December 31
(Dollars in thousands)	2018	2017	2016
Dividend income:
Bank	$420,000	$250,000	$250,000
Non-bank	1,386	1,097	1,361
Total dividend income	421,386	251,097	251,361
Other income/(loss)	112	190	(207)
Total income	421,498	251,287	251,154
Interest expense:
Term borrowings	31,315	17,936	14,238
Total interest expense	31,315	17,936	14,238
Compensation, employee benefits and other expense	53,401	43,783	38,926
Total expense	84,716	61,719	53,164
Income/(loss) before income taxes	336,782	189,568	197,990
Income tax(benefit)/expense	(38,509)	512	(22,981)
Income/(loss) before equity in undistributed net income of subsidiaries	375,291	189,056	220,971
Equity in undistributed net income/(loss) of subsidiaries:
Bank	170,939	(24,255)	9,508
Non-bank	(1,188)	714	(3,433)
Net income/(loss) attributable to the controlling interest	$545,042	$165,515	$227,046

Note 25 - Parent Company Financial Information (Continued)

Statements of Cash Flows	Year Ended December 31
(Dollars in thousands)	2018	2017	2016
Operating activities:
Net income/(loss)	$545,042	$165,515	$227,046
Less undistributed net income/(loss) of subsidiaries	169,751	(23,541)	6,075
Income/(loss) before undistributed net income of subsidiaries	375,291	189,056	220,971
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation, amortization, and other	15	15	53
(Gain)/loss on securities	(28)	(109)	148
Provision for deferred income taxes	3,212	7,727	—
Stock-based compensation expense	22,398	19,625	16,719
Net (increase)/decrease in interest receivable and other assets	18,214	8,605	(2,228)
Net (decrease)/increase in interest payable and other liabilities	(10,702)	13,172	(2,842)
Total adjustments	33,109	49,035	11,850
Net cash provided/(used) by operating activities	408,400	238,091	232,821
Investing activities:
Securities:
Sales and prepayments	65	318	275
Purchases	—	—	(400)
Premises and equipment:
Sales/(purchases)	(43)	7	(17)
Return on investment in subsidiary	1,597	1,871	129
Investment in subsidiary		—	—
Cash paid for business combination, net	(39,916)	(126,149)	—
Net cash provided/(used) by investing activities	(38,297)	(123,953)	(13)
Financing activities:
Preferred stock:
Cash dividends	(6,200)	(6,200)	(6,200)
Common stock:
Exercise of stock options	4,482	6,132	22,479
Cash dividends	(138,706)	(79,904)	(63,504)
Repurchase of shares	(104,768)	(5,554)	(97,396)
Term borrowings:
Repayment of term borrowings	(45,364)	—	—
Net cash (used)/provided by financing activities	(290,556)	(85,526)	(144,621)
Net increase/(decrease) in cash and cash equivalents	79,547	28,612	88,187
Cash and cash equivalents at beginning of year	254,938	226,326	138,139
Cash and cash equivalents at end of year	$334,485	$254,938	$226,326
Total interest paid	$29,186	$17,321	$13,261
Income taxes received from subsidiaries	49,056	23,020	27,126

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

						Growth Rates
(Dollars in millions except per share data)	2018	2017	2016	2015	2014	18/17	18/14**
Interest income:
Interest and fees on loans	$1,286.5	$816.8	$679.9	$600.3	$571.8	58%	22%
Interest on investment securities available-for-sale	130.4	105.0	96.7	93.6	93.2	24%	9%
Interest on investment securities held-to-maturity	0.5	0.6	0.8	0.3	0.3	(17)%	14%
Interest on loans held-for-sale	45.1	17.5	5.5	5.5	11.2	NM	42%
Interest on trading securities	58.7	35.0	30.8	35.1	32.0	68%	16%
Interest on other earning assets	24.9	15.0	4.2	1.7	0.7	66%	NM
Total interest income	1,546.0	989.9	817.9	736.4	709.2	56%	22%
Interest expense:
Interest on deposits:
Savings	107.7	42.5	19.6	12.0	11.5	NM	75%
Time deposits	53.1	13.1	10.0	8.7	12.2	NM	44%
Other interest-bearing deposits	55.7	24.5	10.4	4.5	3.1	NM	NM
Interest on trading liabilities	19.4	15.5	15.0	16.0	15.4	25%	6%
Interest on short-term borrowings	36.7	16.0	4.7	3.2	4.7	NM	67%
Interest on term borrowings	53.0	36.0	29.1	38.4	34.6	47%	11%
Total interest expense	325.7	147.6	88.8	82.7	81.5	NM	41%
Net interest income	1,220.3	842.3	729.1	653.7	627.7	45%	18%
Provision for loan losses	7.0	—	11.0	9.0	27.0	NM	(29)%
Net interest income after provision for loan losses	1,213.3	842.3	718.1	644.7	600.7	44%	19%
Noninterest income:
Fixed income	167.9	216.6	268.6	231.3	200.6	(22)%	(4)%
Deposit transactions and cash management	133.3	110.6	108.6	112.8	111.9	21%	4%
Brokerage, management fees and commissions	54.8	48.5	42.9	46.5	49.1	13%	3%
Trust services and investment management	29.8	28.4	27.7	27.6	27.8	5%	2%
Bankcard income	26.7	25.5	24.4	22.2	23.7	5%	3%
Bank-owned life insurance	19.0	15.1	14.7	14.7	16.4	26%	4%
Debt securities gains/(losses), net	0.1	0.5	1.5	1.8	—	(89)%	NM
Equity securities gains/(losses), net	212.9	0.1	(0.1)	(0.5)	2.9	NM	NM
All other income and commissions	78.4	44.9	64.2	60.7	117.7	75%	(10)%
Total noninterest income	722.8	490.2	552.4	517.3	550.1	47%	7%
Adjusted gross income after provision for loan losses	1,936.1	1,332.5	1,270.5	1,162.0	1,150.8	45%	14%
Noninterest expense:
Employee compensation, incentives, and benefits	658.2	587.5	563.8	512.8	477.8	12%	8%
Occupancy	85.0	54.6	50.9	51.1	54.0	56%	12%
Computer software	60.6	48.2	45.1	44.7	42.9	26%	9%
Operations services	56.3	43.8	41.9	39.3	35.2	29%	12%
Professional fees	45.8	47.9	19.2	18.9	23.3	(4)%	18%
Equipment rentals, depreciation, and maintenance	39.1	29.5	27.4	30.9	30.0	33%	7%
FDIC premium expense	31.6	26.8	21.6	18.0	11.4	18%	29%
Communications and courier	30.0	17.6	14.3	15.8	16.1	70%	17%
Amortization of intangible assets	25.9	8.7	5.2	5.3	4.2	NM	58%
Advertising and public relations	24.8	19.2	21.6	19.2	18.7	29%	7%
Contract employment and outsourcing	18.5	15.0	10.1	14.5	19.4	23%	(1)%
Legal fees	11.1	12.1	21.6	16.3	20.9	(8)%	(15)%
Repurchase and foreclosure provision/(provision credit)	(1.0)	(22.5)	(32.7)	—	(4.3)	96%	31%
All other expense	136.0	135.1	115.4	267.0	82.9	1%	13%
Total noninterest expense	1,222.0	1,023.7	925.2	1,053.8	832.5	19%	10%
Income/(loss) before income taxes	714.1	308.9	345.3	108.3	318.2	NM	22%
Provision/(benefit) for income taxes	157.6	131.9	106.8	10.9	84.2	19%	17%
Net income/(loss)	556.5	177.0	238.5	97.3	234.0	NM	24%
Net income attributable to noncontrolling interest	11.5	11.5	11.5	11.4	11.5	*	*
Net income/(loss) attributable to controlling interest	545.0	165.5	227.0	85.9	222.5	NM	25%
Preferred Stock Dividends	6.2	6.2	6.2	6.2	6.2	*	*
Net income/(loss) available to common shareholders	$538.8	$159.3	$220.8	$79.7	$216.3	NM	26%
Fully taxable equivalent adjustment	$8.8	$13.6	$11.6	$10.7	$9.6	(35)%	(2)%
Basic earnings/(loss) per common share	$1.66	$0.66	$0.95	$0.34	$0.92	NM	16%
Diluted earnings/(loss) per common share	$1.65	$0.65	$0.94	$0.34	$0.91	NM	16%
Certain previously reported amounts have been reclassified to agree with current presentation.
Numbers may not add to total due to rounding.
NM- not meaningful
*Amount is less than one percent.
** Compound annual growth rate.

CONSOLIDATED AVERAGE BALANCE SHEET AND RELATED YIELDS AND RATES (Unaudited)

	2018
(Fully taxable equivalent)	Average	Interest Income/	Average Yields/
(Dollars in millions)	Balance	Expense	Rates
Assets:
Earning assets:
Loans, net of unearned income (a)	$27,213.8	$1,294.5	4.76%
Loans held-for-sale	724.0	45.1	6.23
Investment securities:
U.S. government agencies	4,644.8	125.4	2.70
States and municipalities	11.0	0.4	4.03
Corporates and other debt	65.5	2.9	4.42
Other	7.0	2.3	31.65
Total investment securities	4,728.3	131.0	2.77
Trading securities	1,603.8	59.3	3.70
Other earning assets:
Federal funds sold	37.6	0.9	2.47
Securities purchased under agreements to resell (b)	745.5	12.2	1.63
Interest-bearing cash	623.6	11.8	1.89
Total other earning assets	1,406.7	24.9	1.77
Total earning assets	35,676.6	1,554.8	4.36
Allowance for loan losses	(187.7)
Cash and due from banks	585.4
Fixed income receivables	55.9
Premises and equipment, net	521.8
Other assets	3,573.5
Total assets/Interest income	$40,225.5	$1,554.8
Liabilities and shareholders' equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Savings	$11,289.3	$107.7	0.95%
Other interest-bearing deposits	7,931.6	55.7	0.70
Time deposits	3,681.7	53.1	1.44
Total interest-bearing deposits	22,902.6	216.5	0.95
Federal funds purchased	405.1	7.7	1.89
Securities sold under agreements to repurchase	713.8	10.0	1.40
Fixed income trading liabilities	682.9	19.4	2.83
Other short-term borrowings	1,046.6	19.1	1.82
Term borrowings	1,211.9	53.0	4.38
Total interest-bearing liabilities	26,962.9	325.7	1.21
Noninterest-bearing deposits	8,000.6
Fixed income payables	20.2
Other liabilities	624.3
Total liabilities	35,608.0
Shareholders' equity	4,322.1
Noncontrolling interest	295.4
Total equity	4,617.5
Total liabilities and equity/Interest expense	$40,225.5	$325.7
Net interest income-tax equivalent basis/Yield		$1,229.1	3.45%
Fully taxable equivalent adjustment		(8.8)
Net interest income		$1,220.3
Net interest spread			3.15%
Effect of interest-free sources used to fund earning assets			0.30
Net interest margin			3.45%

Certain previously reported amounts have been reclassified to agree with current presentation.

Yields and corresponding income amounts are adjusted to a FTE basis assuming a statutory federal income tax rate of 21 percent in 2018 and 35 percent prior to 2018, and, where applicable, state income taxes.

Earning asset yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2017			2016			Average	Average
Average	Interest Income/	Average Yields/	Average	Interest Income/	Average Yields/	Balance Growth	Balance Growth
Balance	Expense	Rates	Balance	Expense	Rates	18/17	18/16 (b)

$20,104.0	$829.0	4.12%	$18,303.9	$689.9	3.77%	35%	22%
370.6	17.5	4.73	124.3	5.5	4.43	95%	NM

3,824.8	98.1	2.56	3,814.8	91.7	2.40	21%	10%
1.1	0.1	9.36	5.1	0.4	7.95	NM	47%
15.0	0.8	4.98	10.0	0.5	5.25	NM	NM
191.8	6.7	3.49	186.5	5.0	2.67	(96)%	(81)%
4,032.7	105.7	2.62	4,016.4	97.6	2.43	17%	9%
1,195.4	36.3	3.04	1,212.9	32.3	2.66	34%	15%

27.2	0.4	1.63	23.4	0.3	1.11	38%	27%
752.1	5.2	0.69	827.6	0.5	0.06	(1)%	(5)%
979.0	9.4	0.96	671.6	3.4	0.51	(36)%	(4)%
1,758.3	15.0	0.85	1,522.6	4.2	0.28	(20)%	(4)%
27,461.0	1,003.5	3.65	25,180.1	829.5	3.29	30%	19%
(198.6)			(203.1)			NM	NM
377.9			320.5			55%	35%
60.1			76.5			(7)%	(15)%
310.5			278.0			68%	37%
1,913.9			1,775.2			87%	42%
$29,924.8	$1,003.5		$27,427.2	$829.5		34%	21%

$9,113.9	$42.5	0.47%	$8,371.2	$19.6	0.23%	24%	16%
6,062.9	24.5	0.40	5,468.0	10.4	0.19	31%	20%
1,463.8	13.1	0.90	1,298.7	10.0	0.77	NM	68%
16,640.6	80.1	0.48	15,137.9	40.0	0.26	38%	23%
447.1	4.7	1.06	589.2	3.1	0.52	(9)%	(17)%
578.6	4.2	0.72	425.5	0.3	0.08	23%	30%
685.9	15.5	2.26	771.0	15.0	1.95	*	(6)%
554.5	7.1	1.28	198.4	1.3	0.67	89%	NM
1,077.3	36.0	3.35	1,130.2	29.1	2.58	12%	4%
19,984.0	147.6	0.74	18,252.2	88.8	0.49	35%	22%
6,431.5			5,760.9			24%	18%
35.3			48.1			(43)%	(35)%
503.7			674.6			24%	(4)%
26,954.5			24,735.8			32%	20%
2,674.9			2,396.0			62%	34%
295.4			295.4			*	*
2,970.3			2,691.4			55%	31%
$29,924.8	$147.6		$27,427.2	$88.8		34%	21%
	$855.9	3.12%		$740.7	2.94%
	(13.6)			(11.6)
	$842.3			$729.1
		2.91%			2.80%
		0.21			0.14
		3.12%			2.94%
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

Total Shareholder Return
2013 - 2018
$240
$220
$200
$180
$160
$140
$120
$100
2013
2014
2015
2016
2017
2018
First Horizon National Corp
S&P 500 Index
KBW Regional Bank Index

Investment Returns	2013	2014	2015	2016	2017	2018
First Horizon National Corp	$100.00	$118.46	$128.75	$180.73	$184.24	$124.66
S&P 500 Index	$100.00	$113.68	$115.24	$129.02	$157.17	$150.27
KBW Regional Bank Index	$100.00	$102.43	$108.56	$151.04	$153.77	$126.88

Source: Bloomberg
The preceding graph assumes $100 is invested on December 31, 2013 and dividends are reinvested. Returns are market-capitalization weighted.